Form 20-F
period 2014-12-31
GeoPark Ltd
filed 2015-04-30
CIK 1464591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2014
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

Common shares: 57,790,533

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes      ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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
☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17    ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐  Yes     ☒   No

GEOPARK LIMITED

_____________________

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

•	“GeoPark Latin America” are to our subsidiary GeoPark Latin America Limited, an exempted company incorporated under the laws of Bermuda;

•	“GeoPark Fell” are to our subsidiary GeoPark Fell S.p.A., a sociedad por acciones incorporated under the laws of Chile;

•	“GeoPark Chile” are to our subsidiary GeoPark Chile S.A., a sociedad anónima cerrada incorporated under the laws of Chile;

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

•	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;

•	“Morona Block Acquisition” are to our pending Morona Block acquisition in Northern Peru, which we expect will close in 2015 following regulatory approvals.

•
“Panoro” are to Panoro Energy do Brasil Ltda., a limited liability company incorporated under the laws of Brazil and a subsidiary of Panoro Energy ASA, a company incorporated under the laws of Norway, with assets in Brazil and Africa;

•	“Perupetro” are to Perupetro S.A., the Peruvian State company, responsible for promoting, negotiating, underwriting and monitoring contracts for exploration and exploitation of hydrocarbons in Peru.

•	“Petroperu” are to Petróleos de Perú S.A., a sociedad anónima, incorporated under the laws of Peru.

•	“Rio das Contas” are to Rio das Contas Produtora de Petróleo Ltda., a limited liability company incorporated under the laws of Brazil;

•
our “Brazil Acquisitions” are to our Rio das Contas acquisition, which we completed on March 31, 2014, our award of two new concessions by the ANP, one of which is subject to the entry into the concession agreement, and our award of seven new concessions by the ANP, in Brazil;

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

Financial statements

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012, or our Annual Consolidated Financial Statements.

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2014,” relate to our fiscal year ended on December 31 of that calendar year.

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

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Annual Consolidated Financial Statements as of and for the years ended 2014, 2013 and 2012, included in this annual report.

Oil and gas reserves and production information

D&M 2014 Year-end Reserves Report

The information included in this annual report regarding estimated quantities of proved reserves in Brazil, Chile, Colombia and Peru is derived, in part, from estimates of the proved reserves as of December 31, 2014. The reserves estimates are derived from the report prepared by DeGolyer and MacNaughton, or D&M, independent reserves engineers, or the D&M Reserves Report, included as an exhibit to this annual report, prepared by D&M. The D&M Reserves Report was prepared by D&M for us and presents estimates as of December 31, 2014 of oil and gas reserves located in the Fell, Campanario, Flamenco and Isla Norte Blocks in Chile, La Cuerva, Llanos 32, Llanos 34, Llanos 17, and Yamú Blocks in Colombia, the interests held through Rio das Contas in Brazil in BCAM-40 Concession (Manatí) and pro-forma estimates for the Morona Block in Peru. We expect to close the pending Morona Block Acquisition in 2015.

Market share and other information

Market data, other statistical information, information regarding recent developments in Chile, Colombia, Brazil, Peru and Argentina and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the SEC website) and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

v

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “—Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;

•	termination of, or intervention in, concessions, rights or authorizations granted by the Chilean, Colombian, Brazilian and Argentine governments to us;

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	our ability to complete the Morona Block Acquisition;

•	the volatility of oil and natural gas prices;

•	environmental constraints on operations and environmental liabilities arising out of past or present operations;

•	discovery and development of oil and natural gas reserves;

•	project delays or cancellations;

•	financial market conditions and the results of financing efforts;

•	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;

•	fluctuations in inflation and exchange rates in Chile, Colombia, Brazil, Argentina and in other countries in which we may operate in the future such as Peru;

•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

•	contract counterparty risk;

•	projected and targeted capital expenditures and other cost commitments and revenues;

•	weather and other natural phenomena;

•
the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

•	our ability to successfully identify, integrate and complete acquisitions

•	our ability to retain key members of our senior management and key technical employees;

•	competition from other similar oil and natural gas companies;

•	market or business conditions and fluctuations in global and local demand for energy;

•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance; and

•	other factors discussed under “—Item 3. Key Information—D. Risk factors” in this annual report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ENFORCEMENT OF JUDGMENTS

We are incorporated as an exempted company with limited liability under the laws of Bermuda, and substantially all of our assets are located in Chile, Colombia, Brazil and  to a lesser extent in Argentina. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

We have derived our selected historical statement of income, balance sheet and cash flow data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 from our Annual Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PwC. We have derived our selected balance sheet data as of December 31, 2012 and 2011 and for the year ended December 31, 2011 from our Annual Consolidated Financial Statements not included in this annual report.

We maintain our books and records in U.S. dollars and prepare our consolidated financial statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “—Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes thereto, included elsewhere in this annual report.

The selected historical financial data set forth in this section does not include any results or other financial information of our Colombian acquisitions or Brazilian Acquisitions prior to their incorporation into our financial statements or our pending Morona Block Acquisition.

We have not included selected consolidated financial data as of and for the year ended December 31, 2010 in the tables below as we qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 or the JOBS Act and we make use of an existing accommodation for specified reduced reporting, requiring only two years of audited financial statements at the time of our initial public offering.

Statement of income data

	For the year ended December 31,
	2014	2013	2012	2011
	(in thousands of US$, except per share numbers)

Revenue
Net oil sales	367,102	315,435	221,564	73,508
Net gas sales	61,632	22,918	28,914	38,072
Net revenue	428,734	338,353	250,478	111,580
Production costs	(229,650)	(179,643)	(129,235)	(54,513)
Gross profit	199,084	158,710	121,243	57,067
Exploration costs	(43,369)	(16,254)	(27,890)	(10,066)
Administrative costs	(48,164)	(46,584)	(28,798)	(18,169)
Selling expenses	(24,428)	(17,252)	(24,631)	(2,546)
Impairment loss for non-financial assets	(9,430)	—	—	—
Other operating income/(expense)	(1,849)	5,344	823	(502)
Operating profit	71,844	83,964	40,747	25,784
Financial results	(50,719)	(33,876)	(16,308)	(13,516)
Bargain purchase gain on acquisition of subsidiaries	—	—	8,401	—
Profit before tax	21,125	50,088	32,840	12,268
Income tax	(5,195)	(15,154)	(14,394)	(7,206)
Profit for the year	15,930	34,934	18,446	5,062
Non-controlling interest	8,418	12,922	6,567	5,008
Profit attributable to owners of the Company	7,512	22,012	11,879	54
Earnings per share for profit attributable to owners of the Company—Basic	0.13	0.50	0.28	0.00
Earnings per share for profit attributable to owners of the Company—Diluted(1)	0.13	0.47	0.27	0.00
Weighted average common shares outstanding—Basic	56,396,812	43,603,846	42,673,981	41,912,685
Weighted average common shares outstanding—Diluted(1)	58,840,412	46,532,049	44,109,305	43,917,167
Common Shares outstanding at year-end	57,790,533	43,861,614	43,495,585	42,474,274

(1)	See Note 18 to our Annual Consolidated Financial Statements.

Balance sheet data

	As of December 31,
	2014	2013	2012	2011
	(In thousands of US$)
Assets
Non-current assets
Property, plant and equipment	790,767	595,446	457,837	224,635
Prepaid taxes	1,253	11,454	10,707	2,957
Other financial assets	12,979	5,168	7,791	5,226
Deferred income tax	33,195	13,358	13,591	450
Prepayments and other receivables	349	6,361	510	707
Total non-current assets	838,543	631,787	490,436	233,975
Current assets
Other financial assets	—	—	—	3,000
Inventories	8,532	8,122	3,955	584
Trade receivables	36,917	42,628	32,271	15,929
Prepayments and other receivables	13,993	35,764	49,620	24,984
Prepaid taxes	13,459	6,979	3,443	147
Cash at bank and in hand	127,672	121,135	48,292	193,650
Total current assets	200,573	214,628	137,581	238,294
Total assets	1,039,116	846,415	628,017	472,269

Share capital	58	44	43	43
Share premium	210,886	120,426	116,817	112,231
Other	164,613	150,371	122,561	96,615
Equity attributable to owners of the Company	375,557	270,841	239,421	208,889
Equity attributable to non-controlling interest	103,569	95,116	72,665	41,763
Total equity	479,126	365,957	312,086	250,652
Liabilities
Non-current liabilities
Borrowings	342,440	290,457	165,046	134,643
Provisions for other long-term liabilities	46,910	33,076	25,991	9,412
Trade and other payables	16,583	8,344	—	—
Deferred income tax	30,065	23,087	17,502	13,109
Total non-current liabilities	435,998	354,964	208,539	157,164
Current liabilities
Borrowings	27,153	26,630	27,986	30,613
Current income tax	7,935	7,231	7,315	187
Trade and other payables	88,904	91,633	72,091	33,653
Total current liabilities	123,992	125,494	107,392	64,453
Total liabilities	559,990	480,458	315,931	221,617
Total equity and liabilities	1,039,116	846,415	628,017	472,269

Cash flow data

	For the year ended December 31,
	2014	2013	2012	2011
	(In thousands of US$)
Cash provided by (used in)
Operating activities	230,746	127,295	129,427	68,763
Investing activities	(344,041)	(208,500)	(301,132)	(101,276)
Financing activities	124,716	164,018	26,375	131,739
Net increase (decrease) in cash	11,421	82,813	(145,330)	99,226

Other financial data

	For the year ended December 31,
	2014	2013	2012	2011
Adjusted EBITDA(1) (US$ thousands)	220,077	167,253	121,404	63,391
Adjusted EBITDA margin(2)	51.3%	49.4%	48.5%	56.8%
Adjusted EBITDA per boe(3)	33.0	33.9	31.1	22.9

(1)
Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA and other information relating to this measure, see “Presentation of Financial and Other Information—Financial statements—Non-IFRS financial measures.” For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Annual Consolidated Financial Statements included in this annual report.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue.

(3)	Adjusted EBITDA per boe is defined as Adjusted EBITDA divided by total boe.

Exchange rates

In Chile, Colombia, Argentina and Peru, our functional currency is the U.S. dollar. In Brazil, our functional currency is the real.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of real by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably. Our operations in Brazil account for 15% of our consolidated assets and 8% of our revenues for the year ended December 31, 2014. This portion of our business is exposed to losses that may arise from currency fluctuation, as a significant amount of our revenues, operating costs, administrative expenses and taxes in Brazil are denominated in reais. In addition, as we financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility with Itaú BBA International plc, this also exposes us to exchange rate losses from the devaluation of the Brazilian reais against the U.S. dollar.

In the past, the Brazilian Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. As a result of the devaluation that occurred in the year ended December 31, 2014, we recorded exchange rate losses amounting to US$19.2 million in our Brazilian subsidiary. This loss was generated by the credit facility of US$70.5 million that we incurred to acquire Rio das Contas in March 31, 2014.  See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

The following tables show the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period-end” column are the quotes for the exchange rate as of the last business day of the period in question. As of April 27, 2015, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$2.9236 per U.S. dollar.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of Real per U.S. dollar	Low	High
Month:
October 2014	2.3914	2.5341
November 2014	2.4839	2.6136
December 2014	2.5607	2.7403
January 2015	2.5754	2.7107
February 2015	2.6894	2.8811
March 2015	2.8655	3.2683
April 2015 (through April 27, 2015)	2.9236	3.1556

Source: Central Bank of Brazil.

The following table presents the average R$ per U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Real per U.S. dollar	Low	High
Period:
2009	1.9936	1.7412
2010	1.7593	1.6662
2011	1.6746	1.8758
2012	1.9550	2.0435
2013	2.1605	2.3426
First quarter 2014	2.3409	2.2630
Second quarter 2014	2.2296	2.2025
Third quarter 2014	2.2745	2.4510
Fourth quarter 2014	2.5437	2.6562
First quarter 2015	2.8702	3.2080
Second quarter 2015 (through April 27, 2015)	2.9236	3.1556

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

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements. For example, recently, oil and gas prices have fluctuated significantly. From January 1, 2010 to December 31, 2014, Brent spot prices  ranged from a low of US$55.27 per barrel to a high of US$128.14 per barrel, NYMEX West Texas International, or WTI, crude oil contracts prices ranged from a low of US$53.45 per bbl to a high of US$113.39 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.82 per mmbtu to a high of US$8.15 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$240.34 per metric ton to a high of US$564.12 per metric ton. Further, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

For the year ended December 31, 2014, 86% of our revenues, were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2014, natural gas comprised 14% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

The current oil price crisis has impacted our operations and corporate strategies.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by approximately 50% between August 2014 and March 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize ongoing work projects and to preserve its cash.

The main actions that are being carried out under our 2015 cost-cutting program to address the oil industry price crisis include the:

•	reduction of our capital investment taking advantage of the flexible work program;

•	deferment of capital projects with relevant permissions and consents from regulatory authorities and partners, as permitted by our contracts.

•
renegotiation of licenses and concessions, where permitted, and renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation, trucking and pipeline costs; and

•	improving the efficiency of our operating costs and the temporary suspension of certain low-margin producing oil and gas fields.

In 2015 we reduced our workforce significantly. This reduction streamlined certain internal functions and departments to meet our current needs, which we expect will contribute to create a more efficient workforce in the current economic environment. As a result, we expect to realize US$12 million annually in cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs of approximately US$6 million in 2015.

Further cost reductions are expected in 2015 due to the general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies and also related to a voluntary salary reduction by GeoPark’s senior management team and Board of Directors. Our preliminary capital program for 2015 calls for approximately US$60 million - US$70 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand. Funding for this program relies in part on oil prices remaining close to current or higher levels and other factors to generate sufficient cash flow. Oil prices were very volatile at the end of 2014 and have remained at low levels in the first part of 2015. We have restricted activity and lowered our planned capital expenditure for 2015 as compared to previous years. Low oil prices affect our revenues, which in turn affects our debt capacity and the covenants in our financing agreements, as well the amount of money we can borrow using our oil reserves as collateral, as well as the amount of cash we are able to generate from current operations. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program which would cause us to further decrease our work program, which could harm our business outlook, investor confidence and our share price.

In addition, actions taken by the company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted by us may expose us to claims and contingencies from interested parties that may have a negative impact on our business, financial condition, results of operations and cash flows. If oil prices continue to remain low then we may be unable to meet our contractual obligations with oil and service contracts and our suppliers. Equally, those third parties may be unable to meet their contractual obligations to us as a result of the oil price crisis, impacting on our operations.

Unfavorable credit and market conditions, such as the global financial crisis that began in 2008 or the recent decline in oil prices have affected and could continue to affect negatively the economies of the countries in which we operate and may negatively affect our business, and results of operations.

Global financial crises and related turmoil in the global financial system have had, and may continue to have, a negative impact on our business, financial condition, results of operations and cash flows. The lingering effects of the global credit crisis that began in 2008 and of financial crises generally on our customers and on us cannot be predicted., which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the recent decline in WTI and Brent, the main international oil price markers, that fell by approximately 50% between August 2014 and March 2015 and which are expected to remain volatile in the near future, may also negatively affect the economies of the countries in which we operate. Any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition.

Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2014, our reserves-to-production (or reserve life) ratio for net proved reserves in Chile, Colombia and Brazil was 6 years. According to estimates, if on January 1, 2015, we ceased all drilling and development and workovers, including recompletions, refracs and workovers, our proved developed producing reserves base in Chile, Colombia, Argentina and Brazil would decline at an annual effective rate of 33% over the first three years, including 40% during the first year.

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

In Chile, 100% of our crude oil and condensate sales are made to ENAP. For the year ended December 31, 2014, sales to ENAP represented 32% of our revenues from oil and 28% of our total revenues. ENAP imports the majority of the oil it refines and partially supplements those imports with volumes supplied locally by its own operated fields and those operated by us. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust for ENAP’s logistics costs in the Gregorio oil terminal. As of the date of this Annual Report, we are negotiating a new agreement with ENAP with an initial term of three to six months. In addition, in Chile, in the year ended December 31, 2014, almost all of our natural gas sales were made to Methanex under a long-term contract, the “Methanex Gas Supply Agreement”, which expires on April 30, 2017. Sales to Methanex represented 6% of our consolidated revenues for the year ended December 31, 2014. However, if ENAP or Methanex were to decrease or cease purchasing our oil and gas, or if we were unable to renew these contracts at a lower sales price or at all, this could have a material adverse effect on our business, financial condition and results of operations

In Colombia, for the year ended December 31, 2014, we made 40.1% of our oil sales to Gunvor, 31.8% to Emerald and 11.0% to Perenco, with Gunvor accounting for 23.0%, Emerald 18.3% and Perenco 6.3% of our consolidated revenues for the same period. Our current sales contracts with Emerald, Perenco and Gunvor are short-term agreements. If any of Emerald, Perenco or Gunvor were to decrease or cease purchasing oil from us, or if any of them were to decide not to renew their contracts with us or to renew them at a lower sales price, this could have a material adverse effect on our business, financial condition and results of operations.

In Brazil, all of our revenues from the sale of gas in the Manatí Field in Brazil were generated from sales to Petrobras, the operator of the Manatí Field, pursuant to a long-term gas off-take contract. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

In Peru, subject to government approval of GeoPark being assigned 75% in the Morona Block (also known as Lote 64), and other environmental permits and if we are able to start producing oil from this block, Petroperu, the Peruvian national oil company has the first option but not the obligation to purchase oil produced by us in the Marona Block.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although a majority of our net revenues is denominated in U.S. dollars, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Chile, Colombia, Brazil, Peru and Argentina could have a material adverse effect on our results of operations. Furthermore, we have not entered, into derivative transactions to hedge the effect of changes in the exchange rate of local currencies to the U.S. dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, expenses and income, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period.

In addition, our Rio das Contas acquisition, significantly increased our exposure to fluctuations in the real against the U.S. dollar, as Rio das Contas’s revenues and expenses are denominated in reais. The real has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. For example, the real was R$1.56 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the U.S. dollar and reached R$2.34 per US$1.00 at the end of 2008. In 2011, the real appreciated against the U.S. dollar, reaching R$1.876 per US$1.00 at the end of 2011. In 2012, however, the real depreciated, and on December 31, 2013, the exchange rate was R$2.3426 per US$1.00. As of December 31, 2014, the exchange rate was R$2.6562 per US$1.00. In the first three months of 2015, the real depreciated and the exchange rate as of March 31, 2015 was R$3.2080 per US$1.00. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations. For example, in 2014, we recorded exchange rate losses amounting to US$19.2 million in our Brazilian subsidiary that were generated by the credit facility of US$70.5 million that we incurred to acquire Rio das Contas in March 31, 2014.  See “—A. Selected financial data—Exchange rates.”

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

Our management team has specifically identified and scheduled certain potential drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2014, approximately 75 of our specifically identified potential future drilling locations were attributed to proved undeveloped reserves in Chile, Colombia and Brazil. These identified potential drilling locations, including those without proved undeveloped reserves, represent a significant part of our growth strategy.

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

The oil and natural gas industry is capital intensive and we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. We made US$215.2 million and US$353.0 million (including US$140.1 million in Brazil to acquire Rio das Contas, which we financed through the incurrence of a loan of US$70.5 million and cash on hand) of capital expenditures during the years ended December 31, 2013 and 2014, respectively. See “—Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Capital Expenditures” for expected capital expenditures in 2015.

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to improvements in commodity prices, we may increase or decrease our actual capital expenditures. We intend to finance our future capital expenditures through cash generated by our operations and potential future financing arrangements. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

If our capital requirements vary materially from our current plans, we may require further financing. In addition, we may incur significant financial indebtedness in the future, which may involve restrictions on other financing and operating activities. We may also be unable to obtain financing or financing on terms favorable to us. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. A significant reduction in cash flows from operations or the availability of credit could materially adversely affect our ability to achieve our planned growth and operating results.

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

Oil and natural gas projects may experience capital cost increases and overruns due to, among other factors, the unavailability or high cost of drilling rigs and other essential equipment, supplies, personnel and oil field services. The cost to execute projects may not be properly established and remains dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Development of projects may be materially adversely affected by one or more of the following factors:

•	shortages of equipment, materials and labor;

•	fluctuations in the prices of construction materials;

•	delays in delivery of equipment and materials;

•	our ability to close our pending Morona Block Acquisition.

•	labor disputes;

•	political events;

•	title problems;

•	obtaining easements and rights of way;

•	blockades or embargoes;

•	litigation;

•	compliance with governmental laws and regulations, including environmental, health and safety laws and regulations;

•	adverse weather conditions;

•	unanticipated increases in costs;

•	natural disasters;

•	accidents;

•	transportation;

•	unforeseen engineering and drilling complications;

•	environmental or geological uncertainties; and

•	other unforeseen circumstances.

Any of these events or other unanticipated events could give rise to delays in development and completion of our projects and cost overruns.

For example, in 2013, the drilling and completion cost for the exploratory well Chilco x-1 in our Flamenco Block in Chile was originally estimated at US$2.6 million, but the actual cost was approximately US$4.0 million, mainly due to mechanical issues during the drilling as it was the first well drilled with a new drilling rig.

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

Our competitors may be able to pay more for productive oil and natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. As a result of each of the aforementioned, we may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See “—Item 4. Information on the Company—B. Business overview—Our competition.”

In Chile, we partner with and sell to, and may from time to time compete with, ENAP and, to a lesser extent, some companies with operations in Argentina mentioned below. In Colombia, we partner with and sell to, and may from time to time compete with, Ecopetrol, as well as with privately-owned companies such as Pacific Rubiales, Gran Tierra, Parex Resources Colombia Ltd. Sucursal, or Parex, and Canacol, among others. In Brazil, we partner with and sell to, and may from time to time compete with, Petrobras, privately-owned companies such as HRT, QGEP, Brasoil and some of the Colombian companies mentioned above, which have entered into Brazil, among others. In Argentina, we compete for resources with YPF, as well as with privately-owned companies such as Pan American Energy, Pluspetrol, Tecpetrol, Chevron, Wintershall, Total, Sinopec and others. In Peru, we expect to partner with and expect to sell to, Petroperu and will compete for resources with privately-owned companies such as Pluspetrol, Gran Tierra, Repsol, Graña y Montero, Hunt Oil, Olympic Oil & Gas, Savia, among others; and with state-owned oil companies such as China National Petroleum Corporation (CNPC).

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.

Our oil and gas reserves estimates in Brazil, Chile, Colombia, and Peru as of December 31, 2014 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

In Chile, D&M’s estimates are based in part on the assumption that Methanex continues to commit to purchase Fell Block gas under the existing long-term contract beyond 2017. In Brazil, D&M’s estimates are also based in part on the assumption that the gas compression facility for the Manatí Field that started in 2014 will be completed by 2015.

In Peru, the estimates are formulated on a pro forma basis. We expect to close the pending Morona Block Acquisition in 2015.

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

Our ability to market our oil and natural gas production depends substantially on the availability and capacity of processing facilities, oil tankers, transportation facilities (such as pipelines, crude oil unloading stations and trucks) and other necessary infrastructure, which may be owned and operated by third parties. Our failure to obtain such facilities on acceptable terms or on a timely basis could materially harm our business. We may be required to shut down oil and gas wells because access to transportation or processing facilities may be limited or unavailable when needed. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market, which could cause a material adverse effect on our business, financial condition and results of operations. In addition, the shutting in of wells can lead to mechanical problems upon bringing the production back on line, potentially resulting in decreased production and increased remediation costs. The exploitation and sale of oil and natural gas and liquids will also be subject to timely commercial processing and marketing of these products, which depends on the contracting, financing, building and operating of infrastructure by third parties.

In Chile, we transport the crude oil we produce in the Fell Block by truck to ENAP’s processing, storage and selling facilities at the Gregorio Refinery. As of the date of this Annual Report, ENAP purchases all of the crude oil we produce in Chile. We rely upon the continued good condition, maintenance and accessibility of the roads we use to deliver the crude oil we produce. If the condition of these roads were to deteriorate or if they were to become inaccessible for any period of time, this could delay delivery of crude oil in Chile and materially harm our business. For example, in January 2011, social and labor unrest resulted in the roads to the Gregorio Refinery being closed for two days, and we were unable to deliver crude oil to ENAP.

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

In Colombia, producers of crude oil have historically suffered from tanker transportation logistics issues and limited storage capacity, which cause delays in delivery and transfer of title of crude oil. Such capacity issues in Colombia may require us to transport crude from our Colombian operations via truck, which may increase the costs of those operations. Road infrastructure is limited in certain areas in which we operate, and certain communities have used and may continue to use road blockages, which can sometimes interfere with our operations in these areas. For example, in December 2014, our Colombian production had been impacted by approximately 5,000 bopd during the last 13 days of the year by a road blockage, which was restored to normal production levels by the beginning of January 2015.

While Brazil has a well-developed network of hydrocarbon pipelines, storage and loading facilities, we may not be able to access these facilities when needed. Pipeline facilities in Brazil are often full and seasonal capacity restrictions may occur, particularly in natural gas pipelines. Our failure to secure transportation or access to pipelines or other facilities once we commence operations in the concessions we were awarded in Brazil on acceptable terms or on a timely basis could materially harm our business.

In Peru, future production in the Morona Bock is expected to be transported through the existing North Peruvian Pipeline, which has enough idle capacity to transport such future production. However, infrastructure problems or social unrest affecting the pipeline operation may adversely affect our production or revenues related to the Morona Block. In addition, as the Morona Block is located in a remote area of the tropical rainforest, the development of the project involves that significant infrastructure has to be built, as processing facilities, storages tanks and an approximately 97 km pipeline from the site to the North Peruvian Pipeline. Also, as there are no roads available in the surrounding area, logistics will be done by helicopters or barges during specific seasons of the year.

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

Through our Brazilian operations, we face operational risks relating to offshore drilling that we have not faced in the past.

To date, we have operated solely as an onshore oil and gas exploration and production company. However, our operations in the BCAM-40 Concession in Brazil may include shallow-offshore drilling activity in two areas in the Camamu-Almada Basin, which we expect will continue to be operated by Petrobras.

Offshore operations are subject to a variety of operating risks and laws and regulations, including among other things, with respect to environmental, health and safety matters, specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities, compliance costs, fines or penalties that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. For example, the Manatí Field has been subject to administrative infraction notices, which have resulted in fines against Petrobras in an aggregate amount of US$12.5 million, all of which are pending a final decision of the Brazilian Institute for the Environment and Natural Renewable Resources (Instituto Brasileiro do Meio-Ambiente e dos Recursos Naturais Renováveis), or IBAMA. Although the administrative fines were filed against Petrobras, as a party to the concession agreement governing the Manatí Field, Rio das Contas may be liable up to its participation interest of 10%. See “—Item 4. Information on the Company—B. Business overview—Health, safety and environmental matters—Other regulation of the oil and gas industry—Brazil.”

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

Further, because we are not the operator of our offshore fields, all of these risks may be heightened since they are outside of our control. We have a 10% interest in the Manatí Field which limits our operating flexibility in such offshore fields. See “—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly-owned, assets.”

Our pending acquisition of the Morona Block in Peru is subject to regulatory approvals.

In October 2014 we agreed to acquire from Petroperu a 75% working interest in the Morona Block in Northern Peru. We have been qualified as an operator by Perupetro S.A. (“Perupetro”), the Peruvian hydrocarbons licensing agency. The closing of the acquisition is subject to the occurrence of certain conditions, including obtaining other governmental approvals. Failure to obtain such approvals before June 30, 2015 may result in termination of the agreement. The transaction is expected to close in 2015. See “—Item 4. Information on the Company—B. Business overview—Significant Agreements—Peru—Morona Block Acquisition.”

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

In Colombia, although we have agreements with many landowners and are in negotiations with others, we expect our costs to increase following current and future negotiations regarding access to our blocks, as the economic expectations of landowners have generally increased, which may delay access to existing or future sites. In addition, the expectations and demands of local communities on oil and gas companies operating in Colombia have increased in the wake of recent changes to the royalty regime in Colombia. As a result, local communities have demanded that oil and gas companies invest in remediating and improving public access roads, compensate them for any damages related to use of such roads and, more generally, invest in infrastructure that was previously paid for with public funds. Due to these circumstances, oil and gas companies in Colombia, including us, are now dealing with increasing difficulties resulting from instances of social unrest, temporary road blockages and conflicts with landowners. For example, in December 2014, production from certain fields in the Llanos 34 Block was affected by a road blockage resulting in our reduction of production for a period of thirteen days that was returned to normal in early January 2015.

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

In Peru, the Morona Block is located in land inhabited by native communities. Land use agreements will have to be signed with the communities and social support programs are expected to be implemented by GeoPark. In the Morona Block, approximately seventy-five indigenous communities, which fall into twelve distinct community structures, have been identified. Despite indigenous community support for hydrocarbons activities since the mid-nineties, similar projects in the Peruvian rainforest have faced social conflicts and works delays due to community claims.

Under the terms of some of our various CEOPs, E&P Contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain time periods specified in our various CEOPs, E&P Contracts and concession agreements, our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish these prospects. The costs to maintain or operate the CEOPs, E&P Contracts and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, on January 17, 2013, we voluntarily and formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploration period and to terminate the exploration phase under the Tranquilo Block CEOP, and subsequently relinquished all areas of the Tranquilo Block, except for an area of 92,417 gross acres, where we declared four hydrocarbons discoveries. Additionally, on April 10, 2013, we voluntarily and formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploratory period and to terminate the exploration phase under the Otway Block CEOP, and subsequently relinquished all areas of the Otway Block, except for two areas totaling 49,421 gross acres in which we have declared hydrocarbons discoveries. See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Argentina—Del Mosquito Block” See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Chile—Otway and Tranquilo Blocks.”

In Peru, the rights to explore and produce hydrocarbons are granted through a License Contract signed with Perupetro, a governmental entity. As GeoPark agreed to acquire a 75% interest in the Morona Block from Petroperu, we expect to be a partner to the Morona Block License Contract in 2015. This contract includes the obligation for GeoPark and Petroperu, our partner in the block, to build the facilities required to produce the hydrocarbons discovered in the block. The scope and schedule of such development will depend on us and Petroperu. The License Contract could be terminated by Perupetro if the development obligations included in such agreement are not fulfilled. In addition, there is also an exploratory commitment consisting of the drilling of one exploratory well every two and a half years. Failure to fulfill the exploratory commitment will lead to acreage relinquishment materially affecting the project.

Moreover, we have entered into a Joint Investment Agreement with Petroperu by which we are obliged to bear 100% of capital cost required to carry out long test to existing wells Situche Central 2X and Situche Central 3X. Failure to do so will result in the loss of our participating interest in the License Contract of the Morona Block, and subject us to possible damage claims from Petroperú.

For additional details regarding the status of our operations with respect to our various special contracts and concession agreements, see “—Item 4. Information on the Company—B. Business overview—Our operations.”

A significant amount of our reserves and production have been derived from our operations in three blocks, the Llanos 34 in Colombia,  the Fell Block in Chile and the BCAM-40 Concession in Brazil.

For the year ended December 31, 2014, the Llanos 34 Block contained 49% of our net proved reserves and generated 42% of our production, the Fell Block contained 26% of our net proved reserves and generated 30% of our total production and the BCAM-40 Concession contained 16% of our net proved reserves and generated 17% of our production. While our recent expansion into Brazil, Argentina and Colombia with new exploratory blocks incorporated in our portfolio in 2014 (and our expected future expansion into Peru) mean that these blocks are expected to be less significant component of our overall business than it has been in the past, we nonetheless expect that such blocks will continue to be responsible for a significant portion of our reserves and production. Any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.

Under certain of the CEOPs, E&P Contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P Contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2014, the aggregate outstanding amount of this potential liability for guarantees was approximately US$69.8 million, mainly relating to guarantees of our minimum work program for the VIM 3 Block in Colombia, our minimum work program for Tierra del Fuego Blocks in Chile and, to a significantly lesser extent, minimum work programs for our other Colombian operations, the ten Brazilian concession areas and the new blocks in Argentina.

Additionally, certain of the CEOPs, E&P Contracts and concession agreements to which we are or may in the future become a party are subject to set expiration dates. Although we may want to extend some of these contracts beyond their original expiration dates, there is no assurance that we can do so on terms that are acceptable to us or at all, although some CEOPs contain provisions enabling exploration extensions.

In particular, in Chile, our CEOPs provide for early termination by Chile in certain circumstances, depending upon the phase of the CEOP. For example, pursuant to the Fell Block CEOP, under which we are in the exploitation phase, Chile may terminate the CEOP if (i) we stop performing any of the substantial obligations assumed under the Fell Block CEOP without cause and do not cure such nonperformance pursuant to the terms of the concession, following notice of breach or (ii) our oil activities are interrupted for more than three years due to force majeure circumstances (as defined in the Fell Block CEOP). If the Fell Block CEOP is terminated in the exploitation phase, we will have to transfer to Chile, free of charge, any productive wells and related facilities, provided that such transfer does not interfere with our abandonment obligations and excluding certain pipelines and other assets. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Chile—CEOPs—Fell Block CEOP.” If the CEOP is terminated early due to a breach of our obligations, we may not be entitled to compensation. Additionally, our CEOPs for the Tierra del Fuego Blocks, which are in the exploration phase, may be subject to early termination during this phase under circumstances including (i) a failure by us to comply with minimum work commitments at the termination of any exploration period, (ii) a failure to communicate our intention to proceed with the next exploration period 30 days prior to its termination, (iii) a failure to provide the Chilean Ministry of Energy requisite performance bonds, (iv) a voluntary relinquishment by us of all areas under the CEOP, (v) a failure by us to meet the requirements to enter into the exploitation phase upon the termination of the exploration phase, and (vi) a permanent suspension by us of all operations in the CEOP area or our declaration of bankruptcy. If the Tierra del Fuego Block CEOPs are terminated within the exploration phase, we are released from all obligations under the CEOPs, except for obligations regarding the abandonment of fields, if any. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Chile—CEOPs.” There can be no assurance that the early termination of any of our CEOPs would not have a material adverse effect on us.

In addition, according to the Chilean Constitution, Chile is entitled to expropriate our rights in our CEOPs for reasons of public interest. Although Chile would be required to indemnify us for such expropriation, there can be no assurance that any such indemnification will be paid in a timely manner or in an amount sufficient to cover the harm to our business caused by such expropriation.

In Colombia, our E&P Contracts may be subject to early termination for a breach by the parties, a default declaration, application of any of the contracts’ unilateral termination clauses or pursuant to termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH and/or a restriction on our ability to engage in contracts with the Colombian government during a certain period of time. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Colombia—E&P Contracts.”

In Brazil, concession agreements generally may be renewed, at the ANP’s discretion, for an additional period, provided that a renewal request is made at least 12 months prior to the termination of the concession agreement and there has not been a breach of the terms of the concession agreement. We expect that all our concession agreements will provide for early termination in the event of: (i) government expropriation for reasons of public interest; (ii) revocation of the concession pursuant to the terms of the concession agreement; or (iii) failure by us or our partners to fulfill all of our respective obligations under the concession agreement (subject to a cure period). Administrative or monetary sanctions may also be applicable, as determined by the ANP, which shall be imposed based on applicable law and regulations. In the event of early termination of a concession agreement, the compensation to which we are entitled may not be sufficient to compensate us for the full value of our assets. Moreover, in the event of early termination of any concession agreement due to failure to fulfill obligations thereunder, we may be subject to fines and/or other penalties.

In Peru, License Contracts for hydrocarbon exploitation are in force and will remain in effect for 30 years. This term is non-renewable. With regards to the Morona Block, currently one-third of the contract term has already elapsed, and twenty years remain. Nevertheless, since November 27, 2013, the License Contract related to the Morona Block is under force majeure. During a force majeure period contract terms are suspended (including the term time) as long as the party to the contract is fulfilling certain obligations pertaining to obtaining environmental permits, as is currently the case with the Morona Block. The term of the agreement will be extended by the same amount of time it has been suspended by a force majeure event. The concession year expiration is related to approval of environmental impact assessment (EIA) study for project development. The expiration of concession will occur twenty years after EIA approval.  We expect the EIA to be approved in approximately in December 2016.

The License Contract is also subject to early termination in case of breach of contractual obligations by GeoPark. In such an event, all the existing facilities and wells located in the block will be transferred, without charge, to Perupetro, and abandonment plans will have to be carried out by GeoPark for remediation and restoration of any polluted area in the block, and for de-commissioning the facilities that are no longer required for block’s operations.

Early termination or nonrenewal of any CEOP, E&P Contract or concession agreement could have a material adverse effect on our business, financial situation or results of operations.

We sell almost all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.

For the year ended December 31, 2014, almost all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on April 30, 2017. Sales to Methanex represented 6% of our consolidated revenues for the year ended December 31, 2014. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. While our contract with Methanex requires it to purchase the entirety of our production of natural gas from the Fell Block, and requires us to sell to Methanex all of our natural gas production from Fell Block, subject to minor exceptions, if Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas. In addition, there can be no assurance that we will be able to extend or renew our contract with Methanex past April 30, 2017, which could have a material adverse effect on our business, financial condition and results of operations.

Methanex has two methanol producing facilities at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. However, after Argentine natural gas producers cut off exports to Chile in 2007, Methanex had to stop production at all but one of these facilities, and began to rely on local suppliers of natural gas, including ENAP, for its operations. Since 2009, however, the amount of natural gas that ENAP has been able to provide to Methanex has been decreasing, as ENAP has given priority to providing natural gas to the city of Punta Arenas in the Magallanes region. Although we sell all the natural gas we produce in the Fell Block to Methanex, and supplied approximately 50% of all the natural gas consumed by Methanex before the idling of its plant in May 2014, we alone cannot supply Methanex with all the natural gas it requires for its operations.

The plant was idled due to an anticipated insufficient supply of natural gas. The supply of natural gas decreased during the winter months of 2014 due to the increase in seasonal gas demand from the city of Punta Arenas, to which gas producers, including GeoPark, gave priority, delivering gas to the city through Methanex which re-sold our gas to ENAP. Methanex continued to purchase from us the volume of gas we produced during the idling, and we signed an amendment to the agreement, pursuant to which Methanex pays us a premium over the current gas price for deliveries exceeding certain volumes of gas, since the Methanex plant’s startup, which occurred on September 11, 2014. See “—Item 4. Information on the Company—B. Business overview—Marketing and delivery commitments—Chile.” Methanex made investments aimed at lowering its plant’s minimum gas requirements during the idling, so that the plant is currently able to function with 21.2 mcfpd of gas.

However, there can be no assurance that Methanex will continue to purchase the gas from us or that its efforts to reduce the risk of future shutdowns will be successful, which could have a material adverse effect on our gas revenues. Additionally, there can be no assurance that Methanex will have sufficient supplies of gas to operate its plant and continue to purchase our gas production. If Methanex were to cease purchasing from us, there can be no assurance that we would be able to sell our gas production to other parties or on similar terms, which could have a material adverse effect on our business, financial condition and results of operations.

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

On April 1, 2014, the Company and Methanex executed a fifth amendment to the Gas Supply Agreement, valid until April 30, 2015, which extended the fourth amendment conditions until May 18, 2015, and defined new conditions for the winter 2014 period (May 2014 to September 2014) and the post-winter period (October 2014 to April 2015).  For the post-winter period the Company committed to deliveries over 400,000 SCM/d. The fifth amendment also waived the DOP and TOP thresholds for both parties, replacing them with reasonable efforts to take and deliver, and giving GeoPark’s gas first priority over any third party supplies to Methanex.

Though the fifth amendment waived the DOP and TOP thresholds for both parties, such clauses or new clauses introduced in further amendments may apply for periods beyond the ones covered in the above mentioned amendment. For example, in 2012, we failed to meet this adjusted volume for each of the months of April through December of 2012, such that we accrued US$1.7 million in DOP payments owed to Methanex under the Methanex Gas Supply Agreement, all of which had been paid as of September 30, 2013

We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly-owned, assets.

As of December 31, 2014, we are not the operator of the Llanos 17, Llanos 32 and Jagüeyes 3432 A Blocks in Colombia, which represented 3% of our total production as of December 31, 2014. In Chile we are not the sole owner of the Tranquilo, Isla Norte, Campanario and Flamenco blocks. In Colombia we are not the sole owner of the Llanos 34, CPO-4, Abanico and Cerrito blocks.

In Brazil, we are not the operator of the BCAM-40 Concession, which represented approximately 14% of our total production for the year ended December 31, 2014.

In Peru we will not be the sole owner of the Morona Block, as we are expected to assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest. Petroperu will also have the right to increase its working interest in the Block by up to 50%, subject to us recovering our investments in the Block through certain agreed terms. See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

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

LGI, our strategic partner in Chile and Colombia, may not consent to our taking certain actions or may eventually decide to sell its interest in our Chilean and Colombian operations to a third party.

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

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties, including our acquisitions of Winchester, Luna and Cuerva in Colombia, our Brazil acquisitions and pending Morona Block Acquisition, requires an assessment of several factors, including:

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

The PN-T-597 concession in Brazil is subject to an injunction and may not close.

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to entry into the concession agreement of exploratory Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round held in November 2013. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on December 13, 2013. Due to the injunction and a decision from the Board of the ANP, GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is either lifted or clarified as to what conditions and which type of conventional drilling activities may be carried out by GeoPark Brazil. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On February 21, 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement.

On April 16, 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

Due to similar law suits with the same types of claims filed in the states of Paraná and Bahia, where the Court decision was to carry out conventional drilling activities, we expect that such decisions may impact the law suit filed against us related to the Block PN-T-597, and also the ANP’s decision to suspend the process for not signing the concession agreement.

However, there can be no assurance that we will be able to extend the deadlines associated with the entry into the Concession Contract or enter into the concession agreement.  See “—Item 8—Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2014, we have based the estimated discounted future net revenues from our proved reserves on the 12 month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2014, only approximately 32% of our net proved reserves have been developed (or 33% including the Morona Block in Perú). Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

We have identified opportunities for analyzing the potential of unconventional oil and gas resources in some of our blocks and concessions. Our ability to develop this potential depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, negotiation of agreements with third parties, commodity prices, costs, access to and availability of equipment, services and personnel and drilling results. In addition, as we have no previous experience in drilling and exploiting unconventional oil and gas resources, the drilling and exploitation of such unconventional oil and gas resources depends on our ability to acquire the necessary technology, to hire personnel and other support needed for extraction or to obtain financing and venture partners to develop such activities. Because of these uncertainties, we cannot give any assurance as to the timing of these activities, or that they will ultimately result in the realization of proved reserves or meet our expectations for success.

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

Environmental, health and safety laws and regulations are complex and change frequently, and have tended to become increasingly stringent over time. Our costs of complying with current and future climate change, environmental, health and safety laws, the actions or omissions of our partners and third-party contractors and our liabilities arising from releases of, or exposure to, regulated substances may adversely affect our results of operations and financial condition. See “—Item 4. Information on the Company—B. Business overview—Health, safety and environmental matters” and “—Item 4. Information on the Company—B. Business overview—Industry and regulatory framework.”

Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We are contemplating such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs, especially shale formations. We currently are not aware of any proposals in Chile, Colombia, Brazil, or Argentina to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our substantial indebtedness could adversely affect our financial health and our ability to raise additional capital, and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2014, we had US$369.6 million of total indebtedness outstanding on a consolidated basis, which is 100% secured. As of December 31, 2014, our annual debt service obligation was approximately US$25.3 million, which includes interest payments under the Notes due 2020 and the credit facility with Itaú BBA International plc. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” We are also restricted from entering into borrowing arrangements in some circumstances such as in Colombia where LGI must approve GeoPark Colombia’s borrowing arrangements, see “Item 4—Information about the Company—History,” for more information.

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

Our Notes due 2020 include a covenant restricting dividend payments. For a description, see “—Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Notes due 2020.”

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. At current prices, absent certain customary exceptions, we do not anticipate achieving an EBITDA (as defined in the indenture governing our notes due 2020) during fiscal year 2015 that would be sufficient enough to allow us to incur additional indebtedness, other than certain categories and small baskets of permitted debt, as specified in the indenture. Failure to comply with the restrictive covenants included in our Notes due 2020 would not trigger an event of default.

Similar restrictions could apply to us and our subsidiaries when we refinance or enter into new debt agreements which could intensify the risks described above.

Our business could be negatively impacted by security threats, including cybersecurity threats as well as other disasters, and related disruptions.

Our business processes depend on the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure in response to our changing needs. It is critical to our business that our facilities and infrastructure remain secure. Although we have implemented internal control procedures to assure the security of our data, we cannot guarantee that these measures will be sufficient for this purpose. The ability of the information technology function to support our business in the event of a security breach or a disaster such as fire or flood and our ability to recover key systems and information from unexpected interruptions cannot be fully tested and there is a risk that, if such an event actually occurs, we may not be able to address immediately the repercussions of a breach. In the event of a breach, key information and systems may be unavailable for a number of days leading to an inability to conduct our business or perform some business processes in a timely manner. We have implemented strategies to mitigate the impact from these types of events.

Our employees have been and will continue to be targeted by parties using fraudulent “spam” and “phishing” emails to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. These emails appear to be legitimate emails sent by us but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information through email or download malware. Despite our efforts to mitigate “spoof” and “phishing” emails through education, “spoof” and “phishing” activities remain a serious problem that may damage our information technology infrastructure.

Risks relating to the countries in which we operate

Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.

All of our current operations are located in South America. For the year ended December 31, 2014, our operations in Brazil, Chile and Colombia represented 14%, 31 % and 55%, respectively, of our total production, with our Argentine operations representing less than 1% of our total production. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.

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

•
the possibility that a deterioration in Chile’s, Colombia’s, Argentina’s, Peru’s or Brazil’s relations with multilateral credit institutions, such as the IMF, will impact negatively on capital controls, and result in a deterioration of the business climate;

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

In addition, our operations in these areas increase our exposure to risks of guerilla activities, social unrest, local economic conditions, political disruption, civil disturbance, community protests or blockades, expropriation, piracy, tribal conflicts and governmental policies that may: disrupt our operations; require us to incur greater costs for security; restrict the movement of funds or limit repatriation of profits; lead to U.S. government or international sanctions; limit access to markets for periods of time; or influence the market’s perception of the risk associated with investments in these countries. Some countries in the geographic areas where we operate have experienced, and may experience in the future, political instability, and losses caused by these disruptions may not be covered by insurance. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our results of operations and financial condition. Argentina’s National election for President and Vice-President will take place in October 2015, and other local and federal elections will also take place in 2015. We cannot guarantee that current programs and policies that apply to the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Chile, Colombia, Brazil, Peru, Argentina, the Netherlands and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. Changes in any of these laws or policies or the implementation thereof, and uncertainty over potential changes in policy or regulations affecting any of the factors mentioned above or other factors in the future may increase the volatility of domestic securities markets and securities issued abroad by companies operating in these countries, which could materially and adversely affect our financial position, results of operations and cash flows. Furthermore, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of such dispute.

The ongoing “Lava Jato” investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Petrobras and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the Securities Commission of Brazil (Comissão de Valores Mobiliários), the U.S. Securities and Exchange Commission, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the relatively significant weight of the companies cited in the investigation, this could have an adverse effect on Brazil’s growth prospects and could have a protracted effect on the oil and gas industry. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil which may lead to lower economic growth in the near to medium term. Persistently poor macroeconomic conditions resulting from, among other things, the Lava Jato investigations and their consequences could have a material adverse effect on us as Brazil is one of the markets we operate in.

We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as ENAP, Ecopetrol and Petrobras. For instance, for the year ended December 31, 2014, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our recent Rio das Contas acquisition in Brazil provides us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers approximately 74% of net proved gas reserves in the Manatí Field. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Chile, Colombia, Brazil, Peru and Argentina do not own any of the oil and natural gas reserves in such countries.

Under Chilean, Colombian, Brazilian, Peruvian and Argentine law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we are the operator of the majority of the blocks and concessions in which we have a working and/or economic interest and generally have the power to make decisions as how to market the hydrocarbons we produce, the Chilean, Colombian, Brazilian, Peruvian and Argentine governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

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

In Peru, oil and gas exploration and production activities are conducted under license contracts granted by the Peruvian government. GeoPark has acquired a participation interest in the License Contract of Morona Block, and the effectiveness of such acquisition is subject to the approval by the Peruvian government. The governmental approval includes the qualification of GeoPark by Perupetro, in order to determine if it fulfills all the requirements needed to develop exploration and production activities in the Morona Block, as well as and the enactment of a Supreme Decree issued by the Peruvian Ministry of Economy and Finance and the Peruvian Ministry Energy and Mines. The qualification has already been granted by Perupetro, and the Supreme Decree is expected to be issued in 2015.

Under the License Contract of Morona Block, GeoPark and Petroperu (GeoPark’s anticipated partner in the block) will have the exclusive right to perform exploration and production activities in such block, and will pay royalties for the hydrocarbons produced in this area. The ownership of the hydrocarbons produced in the Morona Block  will belong to GeoPark in accordance with its participation interest in the block.

The exploration and production activities of GeoPark in the Morona Block will largely be shaped by the provisions included in the License Contract, and without such contract it is not possible to carry out any oil and gas activity in the Morona Block.

In Argentina, jurisdiction over oil and gas activities is now largely vested in the same provincial states who own the relevant underground oil and gas resources. The Federal Executive Branch is still empowered to design and rule federal energy policy and to rule on domestic inter-jurisdictional and international oil and gas transportation concessions and has, for example, imposed measures controlling oil and gas investments in the provincial states. Private companies must obtain exploration permits or exploitation concessions from the provincial states or otherwise enter into certain types of joint venture or association agreements with provincial state-owned oil and gas companies in order to undertake exploration and production activities onshore, and must enter into certain types of joint venture or association agreements with the federally-owned oil and gas company, ENARSA, to undertake these activities offshore. Additionally, whereas until 2012, exploration permit and exploitation concession holders had the right to freely dispose of and market up to 70% of the production they generated, on July 28th, 2012, the publication of Presidential Decree 1277/2012 abrogated this right. As of December 31, 2014, our production in Argentina represented less than 1% of our total production, though recent regulations affecting the oil and gas industry in Argentina may have an adverse impact on our business, operations and prospects in Argentina.

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

Although the government of Chile cannot unilaterally modify the rights granted in the CEOP once it is signed, exploration and exploitation are nonetheless subject to significant government regulations, such as regulations concerning the environment, tort liability, health and safety and labor, all of which have an impact on our business and operations. Changes in laws and regulations could have an adverse effect on the costs and timing of our operations. For example, in November 2012, the government approved new regulations governing the abandonment of mines and oilfield operations that would require us to obtain prior approval for new oil wells and could also require us to post a bond in connection with the abandonment or closure of an oil well.

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

In addition, the local content policy, which is a contractual requirement in a Brazilian concession agreements, has become a significant issue for oil and natural gas companies operating in Brazil given the penalties related with breaches thereof. The local content requirement will also apply to the production sharing contract regime. See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Brazil.”

In Peru, the hydrocarbons industry is also subject to extensive regulation and supervision by the government in matters such as: environment, health and safety, labor, imposition of specific development and exploration obligations, taxation, and tort liability. There are many supervisors and regulators, for example: a) Perupetro, the state-owned company that promotes, negotiates, signs, and supervises exploration and production contracts; b) The Ministry of Energy and Mines, which is the central and governing body for the Energy, Hydrocarbons and Mining Sector, and a part of the Executive Branch; c) The Bureau of Environmental Evaluation and Control – OEFA, which is the supervisory body that regulates, enforces and oversees the activities undertaken related to environmental hydrocarbon issues; d) The  Supervisory Body of Private Investment in Energy and Mines – OSINERGMIN, which is the regulatory, supervisory body that regulates the activities undertaken by legal entities and individuals in the hydrocarbons sectors; e) The General Bureau of Environmental Health – DIGESA, which is the technical-regulatory body for aspects related to basic sanitation, occupational health, hygienic food, zoonosis and environmental protection; f) the Ministry of Agriculture, which is the entity that promotes the development of organized agrarian producers in productive chains; and g) The Ministry of Labor and Employment Promotion – MTPE, which is the body governing labor in Peru, responsible for enforcement of legislation for labor matters.

The main provisions regarding oil and gas activities are included in the General Hydrocarbons Law (Law 26,221) (“General Hydrocarbons Law”), and several regulations have been enacted in order to develop the provisions included therein. There are specific regulations for exploration and production, transport, commercialization, storage, refining, distribution by pipelines, etc.

Furthermore, the General Hydrocarbons Law and the related tax regulations foresee that the signing of an oil and gas agreement implies the guarantee that the tax regime in effect at the date of signature will not be changed during the life of the contract. This is intended to preserve the economy of the contract so that no further tax costs are created for the contractors. The signing of an agreement for the exploration or exploitation of a block freezes the tax regime in force at the date that the contract is signed for the entire life of the contract. Taxes covered by this provision are the taxes in which the responsibility rests on the contractor as a taxpayer.

The Argentine hydrocarbons industry is also extensively regulated both by federal and provincial state regulations in matters including the award of exploration permits and exploitation concessions, investment, royalty, canon, price controls, export restrictions and domestic market supply obligations. The terms of our exploitation concessions are embodied in Decrees and Administrative Decisions issued by the Federal Executive Power and incorporate statutory rights and obligations provided under the General Hydrocarbons Law. The federal government is further empowered to design and implement federal energy policy and to rule on domestic inter-jurisdictional and international oil and gas transportation concessions, and has used these powers to establish export restrictions and duties, induce private companies to enter into price stability agreements with the government or otherwise impose price control regulations or create incentive programs to promote increased production. Jurisdictional controversies among the federal government and the provincial states are not uncommon.

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

Our business, financial condition and results of operations may be adversely affected by actions taken by the Chilean, Colombian, Brazilian, Peruvian or Argentine governments concerning the economy, including actions aimed at targeting inflation, interest rates, oil and gas price controls, foreign exchange controls and taxes.

Brazil has in the past periodically experienced extremely high rates of inflation. As measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), Brazil had annual rates of inflation of 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4 % in 2014. Brazil may experience high levels of inflation in the future. Periods of higher inflation may slow the rate of growth of the Brazilian economy. Although the long-term off-take contract covering gas production in the Manatí Field is indexed to inflation, inflation is likely to increase some of our costs and expenses, and, as a result, may reduce our profit margins and net income. Inflationary pressures could also lead to counter-inflationary prices that may harm our business. Any decline in our expected net sales or net income could lead to a deterioration in our financial condition.

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

Our operations may be affected by changes in tax laws in the countries in which we operate and in which we may operate in the future. In 2014 Colombian and Chilean governments introduced tax reforms. For example, in the fourth quarter 2014, the Colombian government approved tax legislation increasing the rate of tax applicable to ordinary income from 34% in 2014 to 39% for 2015, 40% for 2016, 42% for 2017 and 43% for 2018.  In the same legislation, the Colombian government also instituted a new “wealth tax” payable on the net equity of our Colombia business units at a rate of 1.15% for 2015, 1% for 2016 and 0.4% for 2017. (See Note 15 to our Financial Statements included in this Annual Report).

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

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	our operating and financial performance and identified potential drilling locations, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per common share, net income and revenues;

•	changes in revenue or earnings estimates or publication of reports by equity research analysts;

•	fluctuations in the price of oil or gas;

•	speculation in the press or investment community;

•	sales of our common shares by us or our shareholders, or the perception that such sales may occur;

•	involvement in litigation;

•	changes in personnel;

•	announcements by the company;

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

•	variations in our quarterly operating results;

•	volatility in our industry, the industries of our customers and the global securities markets;

•	changes in our dividend policy;

•	risks relating to our business and industry, including those discussed above;

•	strategic actions by us or our competitors;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	investor perception of us, the industry in which we operate, the investment opportunity associated with our common shares and our future performance;

•	adverse media reports about us or our directors and officers;

•	addition or departure of our executive officers;

•	change in coverage of our company by securities analysts;

•	trading volume of our common shares;

•	future issuances of our common shares or other securities;

•	terrorist acts;

•	the release or expiration of transfer restrictions on our outstanding common shares.

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

We are a holding company dependent upon dividends from our subsidiaries, which may be limited by law and by contract from making distributions to us, which would affect our financial condition, including the ability to pay dividends on the common shares.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 57,790,533 common shares were outstanding as of December 31, 2014. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

Variations in interest rates and exchange rate on our current and/or future financing arrangements may result in significant increases in our borrowing costs.

As of December 31, 2014, a part (19%) of our total debt is sensitive to changes in interest rates. At December 31, 2014, the outstanding long-term borrowing affected by variable rates amounted to US$ 68,540,000, representing 19% of total long-term borrowings, which was composed by the loan from Itaú Bank that has a floating interest rate based on LIBOR (the “Rio das Contas Credit Facility”). For more information, see “Item 4—Marketing and Delivery Commitments—Brazil,” and Note 3 in our Financial Statements. Consequently, variations in interest rates could result in significant changes in the amount required to cover our debt service obligations and our interest expense.

In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to U.S. dollars are subject to variations in the foreign currency exchange rates that could result in a significant increase in the amount of the interest and principal payments in respect of such debt obligations.

Certain shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, Mr. Juan Cristóbal Pavez, director and Mr. Steven J. Quamme, control approximately 48% of our outstanding common shares as of the date of this annual report, holding the shares either directly or through privately held funds which they control. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8 K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “—Item 10. Additional Information—H. Documents on display.”

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

We have evaluated our internal controls for our financial reporting and have determined our controls were effective for the fiscal year ended December 31, 2014. As long as we qualify as an “emerging growth company” as defined by the Jumpstart our Business Startups Act of 2012, we will not be required to obtain an auditor’s attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. Accordingly, our independent registered public accounting firm did not perform an audit of our internal control over financial reporting for the fiscal year ended December 31, 2014. Had our independent registered public accounting firm performed an attestation on our internal control over financial reporting, it is possible that their opinion on our internal controls could have differed from ours which could harm our reputation and share value.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Our recent initial public offering in February 2014 had a transformative effect on us. We expect to incur significant legal, accounting, reporting and other expenses as a result of having publicly traded common shares listed on the NYSE. We may also continue to incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

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

We are incorporated as an exempted company under the laws of Bermuda and substantially all of our assets are located in Chile, Colombia, Argentina, Brazil and will be located additionally in Peru. In addition, most of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

In September 2012, Chile established “indirect transfer rules,” which impose taxes, under certain circumstances, on capital gains resulting from indirect transfers of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity, as well as on transfers of other assets and property of permanent establishments or other businesses in Chile, or the Chilean Assets. As we indirectly own Chilean Assets, the indirect transfer rules would apply to transfers of our common shares provided certain conditions outside of our control are met. If such conditions were present and as a result the indirect transfer rules were to apply to sales of our common shares, such sales would be subject to indirect transfer tax on the capital gain that may be determined in each transaction. For a description of the indirect transfer rules and the conditions of their application see “—Item 10. Additional Information—E. Taxation—Chilean tax on transfers of shares.”

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

Our company

We are an independent oil and natural gas exploration and production, or E&P, company with operations in Latin America and a proven track record of growth in production, reserves and cash flows since 2006. We operate in Chile, Colombia, Brazil and to a lesser extent in Argentina. We also plan to expand our footprint to Peru as a result of our pending Morona Block acquisition, which is expected to close in 2015. See “—B. Business Overview—Our operations—Operations in Peru.”

We have a well-balanced portfolio of assets that includes working and/or economic interests in 29 hydrocarbons blocks, 28 of which are onshore blocks, including 12 in production as of December 31, 2014, as well as an additional shallow- offshore concession in Brazil that includes the Manatí Field. In addition, we have one new concessions in Brazil, the PN-T-597 Block that is still subject to the entry into the concession agreement by the ANP and the Morona Block in Perú, which we expect will close in 2015 following regulatory approvals.

We produced a net average of 19,653 boepd during the year ended December 31, 2014, 31.1%, 55.0%, 13.6% and 0.3% were in Chile, Colombia, Brazil and Argentina, respectively, and of which 74% was oil. As we did not acquire our interest in the Manati Field until March 31, 2014, the numbers in the preceding sentences do not account for the first quarter production of the Manati Field which reached 3,667 boepd. Had the Manati Field been acquired January 1, 2014, production would have been  a net average of 20,557 boepd during the year ended December 31, 2014, 29.7%, 52.6%, 17.4% and 0.3% were in Chile, Colombia, Brazil and Argentina, respectively, and of which 71% was oil.

As of December 31, 2014, we had net proved reserves of 43.7 mmboe (composed of 72 % oil and 28% natural gas), of which 12.1 mmboe, or 28%, of which 24.7 mmboe, or 57% and 6.9  mmboe, or 16%, were in Chile, Colombia and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2014, the Morona Block in Peru had net proved reserves, of 18.8 mmboe (composed of 100% oil). We expect to close the pending Morona Block Acquisition in 2015.

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

•
as a Consolidator, which is our ability and initiative to assemble the right balance and portfolio of upstream assets in the right hydrocarbon basins in the right regions with the right partners and at the right price – coupled with the visions and skills to transform and improve value above ground

We believe that our risk and capital management policies have enabled us to compile a geographically diverse portfolio of properties that balances exploration, development and production of oil and gas. These attributes have also allowed us to raise capital and to partner with premier international companies. Finally, we believe we have developed a distinctive culture within our organization that promotes and rewards partnership, entrepreneurship and merit. Consistent with this approach, all of our employees are eligible to participate in our long-term incentive program, or our Performance-Based Employee Long-Term Incentive Program. See “—Item 6. Directors, Senior Management and Employees—B. Compensation—Performance-Based Employee Long-Term Incentive Program.”

In Chile, we are the first and the largest non-state controlled oil and gas producer. We began operations in 2006 in the Fell Block and have evolved from having a non-operated, non-producing interest to having a fully-operated and producing asset with 11.5 mmboe of net proved reserves as of December 31, 2014 and average production of 5,850 boepd in 2014. In addition, we operate five other hydrocarbon blocks in Chile with significant prospective resources, with three of them in production as of December 31, 2014.

In Colombia, following our successful acquisitions of Winchester, Luna and Cuerva in early 2012, we have an asset base of 11 hydrocarbon blocks where we were able to perform an active exploration and development drilling campaign, which resulted in multiple new oilfield discoveries and to increase average production from 2,965 boepd for the month of April 30, 2012 (the first full month following our Colombian acquisitions) to 11,615 boepd in the fourth quarter of 2014. Total net production in Colombia averaged 10,807 boepd in 2014. As of December 31, 2014, we had net proved reserves of 24.7 mmboe in Colombia, which represents a 169% increase as compared to 9.4 mmboe in 2013, mainly resulting from net additions of proved reserves related to field delineation and  the appraisal of the Tigana field in the Llanos 34 Block. We discovered the Tigana oil field in December 2013 and, since that time, we have moved efficiently to drill eight wells, including seven wells in production with a total current rate of approximately 11,000 bopd gross.

In May 2013 we agreed to acquire Rio das Contas from Panoro, which holds a 10% working interest in the shallow offshore Manatí Field, the largest non-associated gas field in Brazil, which produced approximately 6 % of the gas produced in Brazil in December 31, 2014. Rio das Contas’s 10% working interest in the Manatí Field represented 3,572 boepd of production during the year ended December 31, 2014. As of December 31, 2014, we had net proved reserves of 6.9 mmboe corresponding to Manati. Separately, in September 2013, we entered into concession agreements with the ANP relating to seven new concessions in the onshore Recôncavo Basin in the State of Bahia and in the onshore Potiguar Basin in the State of Rio Grande do Norte, or, our Round 11 concessions, and in November 2013, the ANP awarded us two additional concessions in the Parnaíba Basin in the State of Maranhão and the Sergipe Alagoas Basin in the State of Alagoas, one of them still subject to the entry into the concession agreement, on our Round 12 concessions. See “—Our operations—Operations in Brazil.

In October 2014, we executed a Joint Investment Agreement and Joint Operating Agreement with Petroperu to acquire an interest in and operate the Morona Block located in northern Peru. We will assume a 75% working interest with Petroperu retaining a 25% working interest. The Morona Block covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. We believe that this project will significantly increase GeoPark’s overall inventory of exploration resources and complement our reserves and cash flow base already established in Colombia, Chile and Brazil. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. As of December 31, 2014, D&M certified net proved reserves, of 18.8 mmboe in the Morona Block, composed of 100% oil. We expect to close the pending Morona Block Acquisition in 2015.

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

Also in 2011, LGI acquired a 20% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF S.A., or GeoPark TdF, for US$148.0 million. LGI also provided to GeoPark TdF US$84.0 million in standby letters of credit to partially secure the US$101.4 million performance bond required by the Chilean government to guarantee GeoPark TdF’s obligations with respect to the minimum work program under the Tierra del Fuego CEOPs. Our agreement with LGI in the Tierra del Fuego Blocks allows us to earn back up to 12% equity participation in GeoPark TdF, depending on the success of our operations in Tierra del Fuego. See “—Item 10. Additional Information—C. Material contracts.”

In the first quarter of 2012, we moved into Colombia by acquiring three privately held E&P companies, Winchester, Luna and Cuerva. These acquisitions provided us with an attractive platform in Colombia that includes working interests and/or economic interests in 10 blocks located in the Llanos, Magdalena and Catatumbo Basins and covering an area of 575,700 gross acres.

In December 2012, LGI acquired a 20% equity interest in GeoPark Colombia for US$20.1 million, including the assumption of existing debt and the commitment to provide additional funding to cover LGI’s share of required future investments in Colombia. In addition, our agreement with LGI in Colombia allows us to earn back up to 12% of equity participation in GeoPark Colombia, depending on the success of our operations in Colombia. See “—Item 10. Additional Information—C. Material contracts.” We and LGI also agreed that we would extend our strategic partnership to build a portfolio of upstream oil and gas assets throughout Latin America through 2015. We believe our partnership with LGI represents a positive independent assessment and validation of the quality of our Chilean and Colombian asset inventory, the extent of our technical and operational expertise and the ability of our management to structure and effect significant transactions.

In May 2013, we entered into agreements to expand our operations to Brazil. See “—B. Business overview—Our operations—Operations in Brazil.”

On September 30, 2013, we entered into a strategic alliance with Tecpetrol S.A. (the oil and gas subsidiary of the Techint Group) or Tecpetrol, to jointly identify, study and potentially acquire upstream oil and gas opportunities in Brazil, with a specific focus on the Parnaíba, Sao Francisco, Recôncavo, Potiguar and Sergipe Alagoas basins. Tecpetrol has an extensive track record as an oil and gas explorer and operator throughout the Americas. As part of our strategic alliance with Tecpetrol, we expect to enter into an agreement to jointly develop, by assigning to Tecpetrol 50% of our working interest in, the PN-T-597 concession in the Parnaíba Basin in the State of Maranhão, which we were awarded by the ANP, subject to the entry into the concession agreement.

On July 23, 2014, during the 2014 Colombia Bidding Round, carried out by the ANH for the VIM -3 Block, we were awarded a new exploratory license. We believe the Block has attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

On August 20, 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). The blocks are located in the Neuquen Basin, Argentina’s largest producing hydrocarbon basin. The consortium consists of Pluspetrol (operator with a 72% working interest), EMESA (non-operator with a 10% working interest) and GeoPark (non-operator with an 18% working interest).

In October 2014, we entered into an agreement to expand into Peru (our fifth country platform in Latin America) through the pending acquisition of Morona Block in a joint venture with Petroperu. The Morona Block covers an area of 1.9 million acres in the prolific Marañon Basin. Pursuant to the terms of the agreement we will assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each). The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 20 years, and there exist ongoing association agreements and cooperation projects with the local communities. The expected work program and development plan for the Situche Central oil field is to be completed in three stages. The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately $140 million to $160 million and is expected to be completed within 18 to 24 months after closing. We have committed to carry Petroperu, by paying its portion of the required  investment in this initial phase. In November 2014, we further expanded our portfolio in Colombia through an agreement with SK Innovation (a subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin. We and SK Innovation have jointly identified new prospects in this Block similar to prospects and leads in our Llanos 34 Block. The above mentioned farm-in agreement, is subject to regulatory approval in Colombia.

In 2014, two years after beginning operations in Colombia, and as a result of  well drilling, production information and 3D seismic mapping, we have been able to increase our proved reserves in Colombia by 169% to 24.7 mmboe compared to 9.4 mmboe in 2013, mainly from net additions of proved reserves related to field delineation and appraisal of the Tigana field in the Llanos 34 Block. Tigana oil field was discovered in December 2013 and, since that time, we have moved efficiently to drill eight wells, including seven wells in production with a total current rate of approximately 11,000 bopd gross. The Tigana field represents a combination trap with a structural component (to the east, west and north) and a stratigraphic component (to the south). Oil has been tested and is being produced from both the Mirador and Guadalupe formations. Additional appraisal drilling is still required to delineate the Tigana field.

See “—Item 3. Key Information—D. Risk factors—Risks relating to our business” and “—B. Business overview—Significant agreements—Peru—Morona Block Acquisition.”

B.	Business overview

We are an independent oil and natural gas exploration and production, or E&P, company with operations in Latin America and a proven track record of growth in production, reserves and cash flows since 2006. We operate in Chile, Colombia, Brazil and, to a lesser extent, in Argentina.  We may also commence operations in Peru, pending the acquisition of the Morona Block which is subject to regulatory approvals, though there can be no assurance that we will close the acquisition and benefit from production in the Morona Block.

We have a well-balanced portfolio of assets that includes working and/or economic interests in 29 hydrocarbons blocks, 28 of which are onshore blocks, including 12 in production as of December 31, 2014, as well as an additional shallow-offshore concession in Brazil that includes the Manatí Field. We have one new concession in Brazil, the PN-T-597 Block that is still subject to the entry into the concession agreement by the ANP and the Morona Block, which we expect will close in 2015 following regulatory approvals.

We produced a net average of 19,653 boepd during the year ended December 31, 2014, 31.1% of which was produced in Chile, 55.0% of which was produced in Colombia, 13.6% of which was produced in Brazil and 0.3% of which was produced in Argentina, and of which 74% was oil. Average oil and gas production in 2014 represented a 45% increase as compared to our average oil and gas production for the year ended December 31, 2013 of 13,517 boepd. Oil production increased by 31% to 14,541 bopd (consisting of 3,690 bopd, 10,748 bopd, 42 bopd and 61 bopd in Chile, Colombia, Brazil and Argentina, respectively) for the year ended December 31, 2014, as compared to 11,113 bopd for the year ended December 31, 2013. Gas production increased by 112% to 30,677 mcfpd (consisting of 14,484 mcfpd, 354 mcfpd, 15,753 mcfpd and 86 mcfpd in Chile, Colombia, Brazil and Argentina, respectively) for the year ended December 31, 2014, as compared to 14,419 mcfpd for the year ended December 31, 2013. As we did not acquire our interest in the Manati Field until March 31, 2014, the numbers in the preceding sentences do not account for the first quarter production of the Manati Field which reached 3,667 boepd. Had the Manati Field been acquired January 1, 2014, production would have been a net average of 20,557 boepd during the year ended December 31, 2014, 29.7%, 52.6%, 17.4% and 0.3% were in Chile, Colombia, Brazil and Argentina, respectively, and 71% of which was oil.

As of December 31, 2014, we had net proved reserves of 43.7 mmboe (composed of 72% oil and 28% natural gas), of which 12.1 mmboe, or 28%, of which 24.7 mmboe, or 57% and 6.9 mmboe, or 16%, were in Chile, Colombia and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2014, the Morona Block had net proved reserves, of 18.8 mmboe (composed of 100% oil). We expect to close the pending Morona Block Acquisition in 2015.

We have been able to successfully develop our assets through drilling, with 147 of the 205 wells that we drilled from 2006 through 2014 having become productive wells, a 72% success ratio. We have grown our business through winning new licenses and acquiring strategic assets and businesses, with 24 new blocks incorporated into our portfolio since January 1, 2006. Since our inception, we have supported our growth through our prospect development efforts and our drilling program, as well as by developing long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets and developing and retaining a technical team with vast experience and a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Chile, Colombia, Brazil, Argentina and Peru.

For the year ended December 31, 2014, we drilled 53 new wells, 32 in Chile and 21 in Colombia in blocks in which we have working interests and/or economic interests. Our capital expenditures of US$238 million (US$161 million, US$66 million, and US$11 million in Chile, Colombia, and Brazil, respectively) for the year ended December 31, 2014 including US$110 million related to exploration.

In March 2014, we invested US$140 million in Brazil (US$115.0 million net of cash acquired) for the acquisition of Rio das Contas, which we financed through the incurrence of a loan of US$70.5 million and cash on hand.

In October 2014, we executed a Joint Investment Agreement and Joint Operating Agreement with Petroperu to acquire an interest in and operate the Morona Block located in northern Peru. We will assume a 75% working interest with Petroperu retaining a 25% working interest. The Morona Block covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. We believe that this project will significantly increase GeoPark’s overall inventory of exploration resources and complement our reserves and cash flow base already established in Colombia, Chile and Brazil. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. As of December 31, 2014, D&M certified net proved reserves, of 18.8 mmboe in the Morona Block, composed of 100% oil. We expect to close the pending Morona Block Acquisition in 2015.

Oil industry situation and the impact on GeoPark’s operations

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by approximately 50% between August 2014 and March 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its cash. For more information see ““—Item 3. Key Information—D. Risk Factors—Risks relating to our business—Current oil industry price crisis and the impact on GeoPark’s operations” and “—Item 4. Information on the Company—B. Business Overview—2015 Strategy and Outlook.”

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2014 and also includes our pending Morona Block Acquisition. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	Subject to the approval of ANH in Colombia.

(2)	We expect to close the transaction in 2015 following regulatory approvals. See “—Our operations—Operations in Peru.”

(3)	The PN-T-57 is still subject to the entry into the concession agreement and absence of legal impediments, by the ANP in the Parnaíba Basin. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2014.

	For the year ended December 31, 2014
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Chile	6.4	34.0	12.1	53%	145,720	34.0%
Colombia	24.7	-	24.7	100%	246,085	57.4%
Brazil	0.1	40.5	6.9	2%	35,621	8.3%
Argentina	-	-	-	-	1,308	0.3%
Total	31.4	74.4	43.7	72%	428,734	100%

The following table sets forth the net proved reserves and other data as of and for the year ended December 31, 2014 as estimated in the D&M Reserves Report corresponding to the pending Morona Block Acquisition that we expect to close in 2015.

	For the year ended December 31, 2014
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Peru	18.8	-	18.8	100%	-	-
Total	18.8	-	18.8	100%	-	-

Our commitment to growth has translated into a strong compounded annual growth rate, or CAGR, of 34% for production in the period from 2008 to 2014, as measured by boepd in the table below.

	For the year ended December 31,
	2014	2013	2012	2011	2010	2009	2008
Average net production (mboepd)	19.7	13.5	11.3	7.6	6.9	6.3	3.4
% oil	74.0%	82.2%	66.3%	33.0%	28.4%	19.5%	9.8%

During the year ended December 31, 2014, Rio Das Contas, whose production is not accounted for in the table above as the transaction closed in March 31, 2014, produced 3.6 mboepd. Had the Manati Field been acquired January 1, 2014, production would have been a net average of 20,557 during the year ended December 31, 2014.

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2014.

	Average daily production
	For the year ended December 31, 2014
	Chile	Colombia	Argentina	Brazil
Oil production
Total crude oil production (bopd)	3,690	10,748	61	42
Average sales price of crude oil (US$/bbl)	89.4	73.0	75.4	102.4
Natural gas production
Total natural gas production (mcf/day)	14,484	354	86	15,753
Average sales price of natural gas (US$/mcf)	6.2	-	1.1	6.5
Oil and natural gas production cost
Weighted average production cost (US$/boe)	37.6	35.4	26.6	23.5

Our assets

According to the D&M Reserves Report, as of December 31, 2014, the blocks in Chile, Colombia, and Brazil in which we have a working interest had 43.7 mmboe of net proved reserves, with 12.1 mmboe, or 28%, 24.7 mmboe, or 57% and 6.9 mmboe, or 16% of such net proved reserves located in Chile, Colombia and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2014, the net proved reserves attributable to our pending Morona Block acquisition in Peru were 18.8 mmboe. We expect to close the pending Morona Block Acquisition in 2015.

For the year ended December 31, 2014, we produced an average of 19,653 boepd, of which 6,104 boepd, or  31.1%, was produced in the Chilean blocks, 10,807 boepd, or 55.0%, was produced in the Colombian blocks, 2,668 boepd, or 13.6%, was produced in the Brazilian blocks and 75 boepd or 0.3%, was produced in the Argentine blocks. As we did not acquire our interest in the Manati Field until March 31, 2014, the numbers in the preceding sentences do not account for the first quarter production of the Manati Field which reached 3,667 boepd. Had the Manati Field been acquired January 1, 2014, production would have been a net average of 20,557 boepd during the year ended December 31, 2014, 29.7%, 52.6%, 17.4% and 0.3% were in Chile, Colombia, Brazil and Argentina, respectively, and 71% of which was oil.

We are the operator of a majority of the blocks in which we have a working interest. The following table summarizes certain information about our Chilean, Colombian, Argentine and Brazilian blocks as of December 31, 2014.

Country	Block /Concession	Operator	Working interest (1)(2)(12)	Basin	Gross area (thousand acres)(3)	Net proved reserves (mmboe)(4)	% Oil	Net production (boepd)(5)	% Oil	Concession expiration year
Chile	Fell	GeoPark	100%	Magallanes	367.8	11.5	53%	5,849.8	61%	Exploitation: 2032
Chile	Tranquilo (16)	GeoPark	29%	Magallanes	92.4	-	-	-	-	Exploitation: 2043
Chile	Otway	GeoPark	100%	Magallanes	49.4(6)	-	-	-	-	Exploitation: 2044
Chile	Isla Norte	GeoPark	60%(7)	Magallanes	130.2	0.06	92%	41.4	88%	Exploration: 2019 Exploitation: 2044
Chile	Campanario	GeoPark	50%(7)	Magallanes	192.2	0.04	100%	13.3	98%	Exploration: 2020 Exploitation: 2045
Chile	Flamenco	GeoPark	50%(7)	Magallanes	141.3	0.5	52%	199.1	37%	Exploration: 2019 Exploitation: 2044
Subtotal Chile					973.3	12.1	53%	6,103.6	60%
Colombia	La Cuerva	GeoPark	100%	Llanos	47.8	2.6	100%	1,388.8	99%	Exploration: 2014 Exploitation: 2038
Colombia	Llanos 34	GeoPark	45%	Llanos	82.2	21.5	100%	8,306.0	100%	Exploration: 2015 Exploitation: 2039
Colombia	Llanos 62	GeoPark	100%	Llanos	44.0	-	-	-	-	Exploration: 2017 Exploitation: 2041
Colombia	Yamú	GeoPark	79.5/90%(8)	Llanos	11.2	0.5	100%	388.3	98%	Exploration: 2013 Exploitation: 2036
Colombia	Llanos 17	Parex	36.8%(9)	Llanos	108.8	0.03	100%	52.2	100%	Exploration: 2015 Exploitation: 2039
Colombia	Llanos 32	Parex	10%	Llanos	100.3	0.1	100%	485.6	100%	Exploration: 2015 Exploitation: 2039
Colombia	Jagüeyes 3432A	Columbus	5%	Llanos	61.0	-	-	-	-	Exploration: 2014 Exploitation: 2038
Colombia (18)	CPO-4	GeoPark	100%	Llanos	345.6	-	-	-	-	Exploration: 2021 Exploitation, 2045

Country	Block /Concession	Operator	Working interest (1)(2)(12)	Basin	Gross area (thousand acres)(3)	Net proved reserves (mmboe)(4)	% Oil	Net production (boepd)(5)	% Oil	Concession expiration year
Colombia	VIM-3	GeoPark	50%	Magdalena	225.0	-	-	-	-	Exploration: 2015 Exploitation, 2038
Colombia	Arrendajo (17)	Pacific	0%	Llanos	78.1	-	-	103.1	100%	Production: 2041
Colombia	Abanico	Pacific	0%(10)	Magdalena	32.1	-	-	83	-	Production: 2022
Colombia	Cerrito	Pacific	0%(10)	Catatumbo	10.2	-	-	-	-	Production: 2028
Subtotal Colombia					1,146.4	24.7	100%	10,806.9	99%
Argentina	Del Mosquito	GeoPark	100%	Austral	17.3	-	-	75	81%	Exploitation: 2016
Argentina	Puelen(15)	Pluspetrol	18%	Neuquén	1,430.0	-	-	-	-	Exploitation: 2017
Argentina	Sierra del Nevado(15)	Pluspetrol	18%	Neuquén	305.0	-	-	-	-	Exploitation: 2017
Subtotal Argentina					1,752.3	-	-	75	81%
Brazil	REC T 94	GeoPark	100%	Recôncavo	7.7	-	-	-	-	Exploration: 2018
Brazil	REC T 85	GeoPark	100%	Recôncavo	7.7	-	-	-	-	Exploitation: 2045
Brazil	POT T 664	GeoPark	100%	Potiguar	7.9	-	-	-	-	Exploration: 2018
Brazil	POT T 665	GeoPark	100%	Potiguar	7.9	-	-	-	-	Exploitation: 2045
Brazil	POT T 619	GeoPark	100%	Potiguar	7.9	-	-	-	-	Exploration: 2018
Brazil	POT T 620	GeoPark	100%	Potiguar	7.9	-	-	-	-	Exploitation: 2045
Brazil	POT T 663	GeoPark	100%	Potiguar	7.9	-	-	-	-	Exploration: 2018
Brazil	PN T 597(13)	GeoPark(14)	100%(14)	Parnaíba	188.7	-	-	-	-	Exploitation: 2045
Brazil	SEAL T 268	GeoPark		Sergipe Alagoas	7.8	-	-	-	-
Brazil	BCAM-40	Petrobras		Camanu-Almada	22.8	6.9	2%	-	-	Exploitation: 2029(11) 2034(12)
Subtotal Brazil					274.2	6.9	2%	2,668 (19)	2%
Total GeoPark					4,146.1	43.7	72%	19,653	74%

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests and/or economic interests held by other parties in such block.

(2)	As of December 31, 2014, LGI has a 20% equity interest in our Chilean operations (through GeoPark Chile), and a 20% equity interest in our Colombian operations through GeoPark Colombia.

(3)	Gross area refers to the total acreage of each block.

(4)	Reflects net proved reserves as of December 31, 2014.

(5)
Reflects net average production for 2014. Net production refers to average production for each block, net of any working interests or economic interests held by others in such block but gross of any royalties due to others.

(6)
In April 2013, we voluntarily relinquished to the Chilean government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement, and applied for an assignment of rights permit on August 5, 2013. In September 2014, the Chilean Ministry of Energy approved us as the sole participant. See “—Our operations—Operations in Chile—Otway and Tranquilo Blocks.”

(7)
LGI has a 14% direct equity interest in our Tierra del Fuego operations through GeoPark TdF and a 20% direct equity interest in GeoPark Chile, for a total 31.2% effective equity interest in our Tierra del Fuego operations. See “—Our operations—Operations in Chile—Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks).”

(8)
Although we are the sole title holder of the working interest in the Yamú Block, other parties have been granted economic interests in fields in this block. Taking those other parties’ interests into account, we have a 79.5% interest in the Carupana Field and a 90% interest in the Yamú and Potrillo Fields, both located in the Yamú Block.

(9)
We have a 40% working interest in the Llanos 17 Block, although we have assigned a 3.2% economic interest to a third party. We expect to apply to formalize this assignment with the ANH so that it will be recognized as a working interest.

(10)
We do not have a working interest in those blocks, though we have a 10% economic interest in the net revenues of each of these blocks pursuant to various partnership interests’ agreements. See “—Our operations—Operations in Colombia.”

(11)	Corresponds to the Manatí Field.

(12)	Corresponds to the Camarão Norte Field.

(13)
PN-T-597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. See “—Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

(14)	We expect to jointly develop this concession with Tecpetrol and assign a portion of our working interest in this concession to Tecpetrol.

(15)	New blocks awarded in the 2014 Mendoza Bidding Round.

(16)
At December 31, 2013, the Consortium members and interests were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014 Methanex and Wintershall announced their decision to exit the Consortium. The new ownership is GeoPark 50% and Pluspetrol 50%.

(17)
On July 29, 2014, our Colombian subsidiary agreed to exchange its 10% non-operating economic interest in the Arrendajo Block for additional interests held by the seller in the Yamú Block that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the seller had a 25% economic interest.

(18)	Subject to regulatory approval from the ANH in Colombia.

(19)	Considering production since the acquisition date, March 31, 2014. Full year 2014 production amounted to 3,572 boepd (composed of 98% gas).

The table below summarizes information as of December 31, 2014 regarding the concessions in Peru in which we expected to have a working interest following the completion of our pending Morona Block Acquisition.

Block	Operator	Working interest (1)	Basin	Gross area (thousand acres)	Net proved reserves (mmboe) (2)	% Oil	Net production (boepd)	% Oil	Concession expiration year
Morona	GeoPark	75%	Marañon	1,881	18.8	100%	-	-	Exploitation: 2035 (3)

(1)
Corresponds to the initial working interest. Petroperu will have the right to increase its working interest in the Block by up to 50%, subject to the recovery of our investments in the Block by certain agreed factors as described below.

(2)	Certified by D&M as of December 31, 2014.

(3)
The concession year expiration is related to approval of environmental impact assessment (EIA) study for project development. The expiration of concession will occur twenty years after EIA approval.  We expect the EIA to be approved in approximately in December 2016.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil- and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys. According to the D&M Reserves Report, as of December 31, 2014, we had 43.7 mmboe of net proved reserves in Chile, Colombia, and Brazil of which 72%, or 31.3 mmboe, was oil, and 28%, or 12.4 mmboe, was gas and of which 32%, or 14.2 mmboe, was net proved developed reserves. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets. For example, in 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block, through 2014, we have invested more than US$510 million and drilled approximately 113 wells in the Block, with 76% of such wells becoming productive during that period. Currently, we are the operator and sole concessionaire of the Fell Block, which, during the year ended December 31, 2014, produced approximately 5,580 boepd. As of December 31, 2014, we generated 55% of Chile’s total oil production and 16% of its gas production, according to information provided by the Chilean Ministry of Energy.

The acquisitions of Winchester, Luna and Cuerva in Colombia in the first quarter of 2012 gave us access to an additional 574,979 gross exploratory and productive acres across 10 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. According to the D&M Reserves Report, as of December 31, 2014, the blocks in Colombia in which we have a working interest had 24.7 mmboe of net proved reserves, all of which were in oil. Since we acquired Winchester, Luna and Cuerva, we were able to perform an active exploration and development drilling campaign, which resulted in multiple new discoveries and to increase average production to 10,807 boepd in Colombia in 2014. Also, we have been able to leverage our technical expertise achieving significant positive results in terms of reduced drilling costs in our multiple new oilfield discoveries, one of which was located in the hanging wall of a normal fault, a play type that had not been successfully tested before in the Llanos basin.

The acquisition of Rio Das Contas gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manatí and Camarão Norte Fields, in the Camamu-Almada Basin in the State of Bahia. The Manatí Field, which is in the production phase, is operated by Petrobras (with a 35% working interest), the Brazilian national company and the largest oil and gas operator in Brazil, in partnership with QGEP (with a 45% working interest), and Brasoil (with a 10% working interest). See “—Significant agreements—Brazil—Rio das Contas Quota Purchase Agreement.” Our Rio das Contas acquisition in Brazil provides us with a long-term off-take contract with Petrobras that covers approximately 74% of net proved gas reserves in the Manatí Field, a valuable relationship with Petrobras and an established local platform and presence, with seasoned and experienced geoscience and administrative team to manage our Brazilian assets and to seek new growth opportunities. According to the D&M Reserves Report, as of December 31, 2014, BCAM-40 Concession had 6.9 mmboe of net proved reserves, (composed of approximately 98% natural gas). See “—Our operations—Operations in Brazil.”

In addition, in line with our growth strategy, the pending acquisition of the Morona Block in Peru will give us a 75% working interest in the Morona Block. According to the D&M Reserves Report, as of December 31, 2014, the Morona Block had 18.8 mmboe of net proved reserves, (composed of 100% oil). We expect to close the pending Morona Block Acquisition in 2015. See “—Our operations—Operations in Peru.”

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide a number of attractive opportunities with varying levels of risk. Our drilling inventory consists of over 350 identified drilling locations, and our development plans target locations that provide attractive economics and support a predictable production profile. Highlights of our 2014 exploration and drilling plan include:

•
In Colombia, in 2014, continued delineation of the Tigana and Tua Fields. We discovered the Tigana oil field in December 2013 and, since that time, our team has moved efficiently to drill a total of eight wells; put seven wells in production, install facilities and infrastructure to handle approximately 20,000 barrels of fluid per day, with plans underway to expand to 100,000 barrels of fluid per day. The Tigana field represents a combination trap with a structural component (to the east, west and north) and a stratigraphic component (to the south). Oil has been tested and is being produced from both the Mirador (approximately 21-29° API crude oil) and Guadalupe (approximately 15.5° API crude oil) formations. The expanded Tigana field size represents increased value for GeoPark by providing an important opportunity to further grow production and to potentially generate attractive financial returns. In addition to improving the overall risk profile of GeoPark’s work program inventory, a larger field provides opportunities to reduce drilling, operating and transportation costs by improved efficiencies.

•
In Chile, in 2014 we announced the discovery of the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in Tierra del Fuego, Chile, where we operate and have a 50% working interest in partnership with ENAP. Also in 2014 we announced the successful drilling and testing of the Ache 1 exploration well located on the Fell Block in Chile.

•	In Brazil, in 2014 we have acquired seismic data processing with regards to certain of our exploratory blocks in the Reconcavo and Potiguar basins.

•
In Peru, in 2014 we executed an agreement with Petroperu to acquire a 75% working interest in and operate the Morona Block located in northern Peru. The Morona Block covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. The Morona Block contains the Situche Central oil field, which has been delineated by two wells and by 3D seismic. We believe that this project will significantly increase GeoPark’s overall inventory of exploration resources, depending on market prices, and complement our reserves and cash flow base already established in Colombia, Chile and Brazil. As of December 31, 2014, D&M certified net proved reserves, of 18.8 mmboe in the Morona Block composed of 100% oil. We expect to close the pending Morona Block Acquisition in 2015.

Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities.

Funding Platform

We have historically benefited from consistent cash flows and access to debt and equity capital markets, as well as other funding sources, which have provided us in the past with funds to finance our organic growth and the pursuit of potential new opportunities. We generated US$230.7 million and US$127.3 million in cash from operations in the years ended December 31, 2014 and 2013, respectively, and had US$127.7 million and US$121.1 million in cash and cash equivalents as of December 31, 2014 and 2013, respectively. As of December 31, 2014 we had US$370 million of total financial debt with 80% debt maturing in 2020. Our short-term objectives are to preserve cash, see below “—Our long-term strategy.”

In March 2014, we borrowed US$70.5 million pursuant to a five-year term variable interest secured loan, secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to six-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition, and funded the remaining amount with cash on hand. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the six-month LIBOR + 4.0%.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In February 2013, we issued US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020, or the “Notes due 2020.” The Notes due 2020 contain limitations on the amount of indebtedness we can incur See “—Item 5. Information on the Company—Indebtedness—Notes due 2020—Covenants.”

In 2010, we issued US$133.0 million aggregate principal amount of 7.75% senior secured notes in the international markets, or the Notes due 2015, which were redeemed following our issuance in 2013  the Notes due 2020.

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

Our CEO, Mr. James Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of December 31, 2014 Mr. Park held 12.9% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of December 31, 2014, Mr. O’Shaughnessy held 13.0% of our outstanding common shares.

Our management and operating team has an average experience in the energy industry of approximately 25 years in companies such as Chevron, San Jorge, Petrobras, Total, Pluspetrol, ENAP and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of the date of this annual report, our executive directors, management and employees (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned 6.9% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “—Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

Long-term strategic partnerships and strong strategic relationships, such as with LGI, provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In March 2010, we entered into a framework agreement with LGI to establish a strategic growth partnership to jointly acquire and invest in oil and natural gas projects throughout Latin America. In May 2011, our partnership with LGI was strengthened by LGI’s acquisition of a 10% equity interest in our existing Chilean operations. In October 2011, LGI acquired an additional 10% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF, and agreed to provide additional financial support for the further development of the Tierra del Fuego Blocks. In December 2012, LGI acquired a 20% equity interest in our Colombian business. We also agreed with LGI to extend our strategic partnership in order to build a portfolio of upstream oil and gas assets throughout Latin America through 2015. As of the date of this Annual Report, we are the only independent E&P company in which LGI has equity investments in Latin America. See “—Significant agreements—Agreements with LGI” for additional information relating to these agreements.

In addition, the IFC has been one of our shareholders since 2006, holding an 6% equity interest in us as of the date of this Annual Report. In Chile, we have strong long-term commercial relationships with Methanex and ENAP, and in Colombia, through our acquisitions of Winchester, Luna and Cuerva, we have inherited a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company.

In Brazil, we believe we will continue to derive benefit from the long-term relationship GeoPark Brazil (formerly Rio Das Contas) has with Petrobras.

2015 Strategy and Outlook

GeoPark’s strategic approach to 2015 is guided by the following principles:

• Preserve Cash: Work and Investment Reduction program to maintain flexibility and maintain balance sheet strength.

• Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quicker cash flow generating projects.

• Do More For Less: Aggressively implement operating, general and administrative expense and capital cost reduction measures.

• Stay Agile: Continuous monitoring of work programs and adjustments as necessary.

• Build for Long Term: Protect critical assets, tools and capabilities necessary for long term stability, and continue to search for potential valuable site opportunities.

At the base budget oil price assumption of US$45-US$50 per bbl, GeoPark is targeting a fully-funded US$60 million-US$70 million work and investment program for 2015. The bulk of this 2015 work program is targeted to further develop and produce GeoPark’s Tigana and Tua oil fields in the Llanos 34 Block in Colombia, which currently provide the lowest risk production and reserve growth opportunities with attractive operating netbacks.

The work program break-down is approximately as follows: Colombia with US$35 million-US$40 million in new drilling and facility construction; Chile with US$5 million-US$8 million in well workovers and facility construction; Brazil with US$6 million-US$7 million in the Manati compression plant installation and seismic processing; Peru with US$8 million-US$9 million mainly in environmental studies and camp facilities; and Argentina with US$3 million-US$4 million in seismic studies.

If oil prices average higher than the base budget price, GeoPark has the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production.

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

Recent developments

First Quarter 2015 Operational Highlights

Our production for the first quarter 2015 has averaged approximately 19,566 boepd, with Colombian, Chilean and Brazilian production representing 11,586 boepd (59%), 4,486 boepd (23%), and 3,494 (18%), respectively. Oil and liquids represented 72% of consolidated production.

Our oil and gas production for the first quarter of 2015 increased 18% to 19,586 boepd, compared to 16,583 boepd in the same period in 2014 led by the strong production growth in the Llanos 34 Block in Colombia which also compensated the temporary shut-in of marginal fields in Colombia and Argentina. Resulting from the above, Colombian, Chilean, Brazilian and Argentinean production averaged 11,586 boepd (59%), 4,486 boepd (23%), 3,494 boepd (18%), and 20 boepd (0%), respectively during the first quarter 2015.

Consolidated oil production accounted for 72% of total reported production, increasing to 14,101 bopd in the first quarter 2015 from 13,765 bopd in the same period of 2014.

In Colombia, in the Llanos 34 Block, in February 2015, we announced a new oil field discovery following the drilling of exploration well Tilo 1. The Tilo 1 prospect was defined as a structural trap with three-way dip closure on the down-thrown side of a normal fault – targeting the two principal productive reservoirs, the Guadalupe (main target) and Mirador (secondary target) sandstones. We drilled and completed the Tilo 1 exploratory well to a total depth of 11,293 feet in 2014, and successfully tested in the first quarter 2015 with an electrical submersible pump in the Guadalupe formation, at approximately 10,707 feet. In March, Tilo 1 well initiated a long-term test, and is currently on production at a rate of approximately 850 bopd. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field. In addition, in the first quarter 2014 in the Llanos 34 Block, we tested two appraisal wells, Tua 7 and Tua 9, and these were successfully tested and as of the date of this Annual Report are producing approximately 1,400 and 950 bopd gross, respectively. Production in Colombia during the first quarter 2015 was negatively impacted by the temporary shut-down of oil fields in La Cuerva Block, which was producing 880 bopd (La Cuerva Block is located in a more remote area, and generates higher transportation and logistics expenses).

In Chile, the Ache 1 gas discovery well was drilled and completed to a total depth of 9,694 feet in 2014. A production test through different chokes in the Tobifera formation resulted in an average gas production rate of 9.2 million standard cubic feet per day of gas and approximately 80 barrels per day of condensate of 47 degree API. The well is temporarily shut-in until surface facilities are constructed – currently targeted to be completed with production start-up in 4Q2015.

Our long-term strategy

Continue to grow a risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. For example, through our expansion into Brazil, we have secured steady cash flows through our acquisition of Rio das Contas, as well as exploratory potential through our success in two ANP oil and gas bidding rounds in which we were awarded a total of nine concessions in Brazil.

In Peru, the pending acquisition of the Morona Block contains the Situche Central oil field, which has been delineated by two wells and geophysical surveys, an operating field camp and logistics infrastructure. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays. This important component of the project will significantly increase our overall inventory of exploration resources and complement our growing reserve and cash flow base already established in Colombia, Chile and Brazil.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions. Our Colombian acquisitions highlight our ability to identify and execute opportunities. These acquisitions have provided us with, and we expect that our Morona Block in Peru, will provide us with an additional attractive platforms in those countries. Our enhanced regional portfolio, primarily in investment-grade countries, and strong partnerships position us as a regional consolidator. We intend to continue to grow through strategic acquisitions and potentially in other countries in Latin America. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil- and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

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

Maintain a high degree of operatorship

As of the date of this Annual Report, we are and intend to continue to be, the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently. We believe that this strategy has allowed, and will continue to allow, us to leverage our unique culture and our talented technical, operating and management teams. As of December 31, 2014, 84% of our net proved reserves and 83% of our production came from blocks in which we are the operator.

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

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 29 hydrocarbons blocks, 28 of which are onshore blocks, including 12 in production as of December 31, 2014, as well as in an additional shallow-offshore concession in Brazil that includes the Manatí Field. In addition, we have one new concessions in Brazil, the PN-T-597 Block that is subject to the entry into the concession agreement by the ANP and the Morona Block in Peru that we expect to close in 2015 following regulatory approvals.

Operations in Chile

We became the first privately-owned oil and gas producer in Chile when we began production in the Fell Block in May 2006, and, for the year ended December 31, 2014, we produced 55% of Chile’s total oil production and 16% of its total gas production, according to information provided by the Chilean Ministry of Energy. We believe our acreage position in Chile represents a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2014.

Block	Gross acres (thousand acres)		Working interest(1)(6)		Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Fell	367.8		100%		—	GeoPark	11.5	5,849.8	Magallanes	Exploitation: 2032
Tranquilo	92.4		29	%(6)	Pluspetrol; Wintershall; Methanex	GeoPark	-	-	Magallanes	Exploitation: 2043
Otway	49.4	(4)	100%		—	GeoPark	-	-	Magallanes	Exploitation: 2044
Isla Norte	130.2		60	%(5)	ENAP	GeoPark	0.06	41.4	Magallanes	Exploration: 2019 Exploitation: 2044
Campanario	192.2		50	%(5)	ENAP	GeoPark	0.04	13.3	Magallanes	Exploration: 2020 Exploitation: 2045
Flamenco	141.3		50	%(5)	ENAP	GeoPark	0.5	199.1	Magallanes	Exploration: 2019 Exploitation: 2044

(1)
Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Chilean operations through GeoPark Chile. See “—Significant agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2014.

(4)
In April 2013, we voluntarily relinquished to the Chilean government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement, and applied for an assignment of rights permit on August 5, 2013. In September 2014, the Chilean Ministry of Energy approved that we will be the sole participant with a working interest of 100%. See “—Otway and Tranquilo Blocks.”

(5)
LGI has a 14% direct equity interest in our Tierra del Fuego operations through GeoPark TdF and a 20% direct equity interest in GeoPark Chile, for a total effective equity interest of 31.2% in our Tierra del Fuego operations. See “—Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)” and “—Significant agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

(6)
At December 31, 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014 Methanex and Wintershall announced their decision to exit the Consortium. The new ownership is GeoPark 50% and Pluspetrol 50%.

Our Chilean blocks are located in the provinces of Ultima Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil- and gas-producing area. As of December 31, 2014, the Magallanes Basin accounted for all of Chile’s oil and gas production. Although this basin has been in production for over 60 years, we believe that it remains relatively underdeveloped.

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

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km of 3D seismic surveys and drilled 95 exploration and development wells. In the year ended December 31, 2014, we produced an average of approximately 5,580 boepd, in the Fell Block, consisting of 61% oil.

The Fell Block has an area of approximately 368,000 gross acres (1,488 sq. km) and its center is located approximately 140 km northeast of the city of Punta Arenas. It is bordered on the north by the international border between Argentina and Chile and on the south by the Magellan Strait.

The first exploration efforts began on the Fell Block in the 1950s. Through 2005, ENAP carried out seismic surveys and drilled numerous wells in the Block. From 2006 through August 2011, we invested approximately US$210 million in exploring and developing the Fell Block, which allowed us to transition approximately 84% of the Fell Block’s area from an exploration phase into an exploitation phase, which we expect will last through 2032. During the exploration phase, we exceeded the minimum work and investment commitment required under the Fell Block CEOP by more than 75 times, and as of December 31, 2014, had invested more than US$510 million in the Fell Block. There are no minimum work and investment commitments under the Fell Block CEOP associated with the exploitation phase.

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

Our geosciences team continues to identify and develop an attractive inventory of prospects and drilling opportunities for both exploration and development in the Fell Block, and we expect to continue our comprehensive drilling program in the Fell Block in the coming years. The previous oil discoveries in the Konawentru, Yagan, Yagán Norte, Copihue and Guanaco fields have opened up new oil and gas potential in the Fell Block. An important discovery during 2011 was the Konawentru 1 well, which we initially tested to have in excess of 2,000 bopd from the Tobífera formation, and which has opened up additional potentially attractive opportunities (workovers, well-deepening’s and new exploration and development wells) in the Tobífera formation throughout the Fell Block.

During the last three months of 2012, and throughout 2013 and 2014, we continued our exploration and development from the Tobífera formation by drilling wells in Konawentru, Yagán and Yagán Norte fields, as well as deepening existing wells in Ovejero and Molino. Exploration efforts in 2014 resulted in the discoveries of the Ache gas field and the Loij oil field.  Our team is working on identifying other Tobifera wells where to replicate these results.

We also continue to evaluate the Estratos con Favrella shale reservoir, which we believe represents a high-potential, unconventional resource play for shale oil and gas, as a broad area of the Fell Block (1,000 sq. km) appears to be in the oil window for this play. We have begun work to reinterpret core data logs and well test information, evaluate cores and fluids and determine reservoir brittleness (for fracturing) through special field tests.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In the first and second quarters of 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego province of Chile. We are the operator of all three of these blocks, with working interests of 60%, 50% and 50%, respectively. We believe that these three blocks, which collectively cover 463,700 gross acres (1,877 sq. km) and are geologically contiguous to the Fell Block, represent strategic acreage with resource potential. Following the successful methodology we employed on the Fell Block, we expect to evaluate early production opportunities from existing nonproducing wells in Tierra del Fuego. We have committed to paying 100% of the required minimum investment under the CEOPs covering these blocks, in an aggregate amount of US$101.4 million through the end of the first exploratory periods for these blocks, which we expect will occur by November 2015 for the Flamenco and Isla Norte Blocks and by January 2016 for the Campanario Block, which includes our covering of ENAP’s investment commitment which corresponds to its working interest in the blocks. In the first quarter of 2012, we began 3D seismic operations in the Flamenco Block. As of March 2015, 16 wells have been drilled (for a total investment commitment of 21 wells) and 1,500 sq. km of 3D seismic have been carried out over the three blocks; which represent the total 3D seismic program commitment.

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

Geologically, our Tierra del Fuego Blocks are located in the south-eastern margin of the Magallanes Basin. The principal producing reservoir is composed by sandstones in the Springhill formation at depths of 1,800 to 2,300 meters. Additional reservoirs have been discovered and put into production in the Tierra del Fuego Blocks namely Tobífera formation volcaniclastic rocks at depths of 2,000 to 2,500 meters, and Upper Terciary and Upper Cretaceous sandstones, at depths of 500 to 1,400 meters.

Isla Norte Block. We are the operator of, and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 130,200 gross acres (527 sq. km). As of March 2015 we had completed 100% of the committed 350 sq. km of 3D seismic surveys. We have also committed to drilling three wells during the first exploration period under the CEOP governing the Isla Norte Block. Pantano Oeste 1 well marks the first oil discovery on the Isla Norte Block. As of the date of this annual report, outstanding investment commitments related to this Block corresponds to 2 exploratory wells until November 2015 for approximately US$6.5 million. In the year ended December 31, 2014, we produced an average of approximately 41.4 boepd, in the Isla Norte Block.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The Block covers approximately 192,200 gross acres (778 sq. km). As of March 31, 2015, we had completed 100% of the committed 578 sq. km of 3D seismic surveys. We have also committed to drilling eight wells during the first exploration period under the CEOP governing the Campanario Block. During 2014 we drilled 5 exploratory wells, including the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in addition to one development well. As of the date of this annual report, outstanding investment commitments related to this Block correspond to 3 exploratory wells until January 2016 for approximately US$11.9 million. In the year ended December 31, 2014, we produced an average of approximately 13.3 boepd, in the Campanario Block.

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The Block covers approximately 141,300 gross acres (582 sq. km). In June 2013, we discovered a new oil and gas field in the Block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. As of March 31, 2015, we had completed 100% of the committed 570 sq. km of 3D seismic surveys. We have also committed to drilling ten wells during the first exploration period under the CEOP governing the Flamenco Block. During 2014 we drilled 6 exploratory wells and 2 development wells. As of the date of this annual report, there are no outstanding investment commitments related to this Block as we have completed 100% of 3D seismic surveys and 10 exploratory wells. In the year ended December 31, 2014, we produced an average of approximately 199.1 boepd in the Flamenco Block.

Otway and Tranquilo Blocks

We are the operator of the Otway and Tranquilo Blocks.

In the Otway Block, as of December 31, 2013, we had a 25% working interest and our partners were Pluspetrol (25%), Wintershall (25%), IFC (12.5%) and Methanex (12.5%). Our partners withdrew from the joint operating agreement governing the Otway Block in May 2013, and applied to the Chilean Ministry of Energy to assign their rights to us in the Otway Block CEOP in August 2013. In September 2014, the Chilean Ministry of Energy approved that we will be the sole participant with a working interest of 100%.

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

In the Tranquilo Block, as of December 31, 2014, we had a 29% working interest, where our partners were Pluspetrol (29%), Wintershall (25%) and Methanex (17%). During 2014 Methanex and Wintershall announced their decision to exit the Consortium. The new ownership is GeoPark 50% and Pluspetrol 50%.

In the Tranquilo Block we completed a seismic program consisting of 163 sq. km of 3D seismic and 371 sq. km of 2D seismic survey work, and drilled four wells, including the Palos Quemados and Marcou Sur well. The Marcou Sur well is under evaluation and we discovered gas in the El Salto formation of the Palos Quemado well. At the Palos Quemados well, we completed a 22-week commercial feasibility test aimed at defining its productive potential. As the test was not conclusive, we were granted permission by the Chilean Ministry of Energy to extend the testing period for an additional six months. Upon such testing period, GeoPark kept 4 provisional protection areas, which enable continued analysis of the area prior the declaration of its commercial viability for a period of 5 years. On January 17, 2013, we formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploratory period and to terminate the exploratory phase of the Tranquilo Block CEOP. Subsequently, we relinquished all areas of the Tranquilo Block, except for a remaining area of 92,417 gross acres, for the exploitation of the Renoval, Marcou Sur, Estancia Maria Antonieta and Palos Quemados Fields, which we have identified as the areas with the most potential for prospects in the Block.

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

On July 23, 2014 we were awarded a new exploratory license, during the 2014 Colombia Bidding Round, carried out by the ANH for the VIM -3 Block. We believe the Block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

In November 2014, we further expanded our portfolio in Colombia through an agreement with SK Innovation (a subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin. We and SK have jointly identified new prospects in this Block similar to prospects and leads in our Llanos 34 Block.

Our Colombian assets currently give us access to 1,068.7 of gross exploratory and productive acres across 11 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. Since we acquired Winchester, Luna and Cuerva, we were able to perform an active exploration and development drilling campaign, which resulted in multiple new discoveries and to increase average production to 11,615 boepd in Colombia in the fourth quarter of 2014.

According to the D&M Reserves Report, as of December 31, 2014, the blocks in Colombia in which we have a working interest had 24.7 mmboe of net proved reserves, all of which were in oil.

Under the terms of the agreement to acquire Winchester, or the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. These payments involve both an earnings-based measure and an overriding royalty equal to an estimated 4% of our net revenues for any new discoveries of oil. During 2014, we paid US$21.0 million and accrued US$24.6 million to the previous owners of Winchester pursuant to the Winchester Stock Purchase Agreement.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2014

Block	Gross acres (thousand acres)	Working interest(1)	Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
La Cuerva	47.8	100.0%	—	GeoPark	2.6	1,389	Llanos	Exploration: 2014 Exploitation: 2038
Llanos 34	82.2	45.0%	Parex	GeoPark	21.5	8,306	Llanos	Exploration: 2015 Exploitation: 2039

Block	Gross acres (thousand acres)	Working interest(1)		Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Llanos 62	44.0	100.0%		—	GeoPark	—	—	Llanos	Exploration: 2017 Exploitation: 2041
Yamú	11.2	79.5/90	%(4)	—	GeoPark	0.5	388	Llanos	Exploration: 2013 (6) Production: 2036
Llanos 17	108.8	36.8	%(5)	Parex	Parex	0.03	52	Llanos	Exploration: 2015 Exploitation: 2039
Llanos 32	100.3	10%		APCO; Parex	Parex	0.1	486	Llanos	Exploration: 2015 Exploitation: 2039
Jagüeyes 3432A	61.0	5.0%		Columbus	Columbus	—	—	Llanos	Exploration: 2014 Exploitation: 2038
VIM-3	225.0	100%		—	GeoPark	—	—	Magdalena	Exploration: 2021 Exploitation: 2045
CPO-4 (7)	345.6	50%		SK	GeoPark	—	—	Llanos	Exploration: 2015 Exploitation: 2038

(1)
Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Colombian operations through GeoPark Colombia. See “—Significant agreements—Agreements with LGI—LGI Colombia Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2014.

(4)
Although we are the sole title holder of the working interest in the Yamú Block, other parties have been granted economic interests in fields in this Block. Taking those other parties’ interests into account, we have a 79.5% interest in the Carupana Field and a 90% interest in the Yamú and Potrillo Fields, both located in the Yamú Block.

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

(7)	Subject to regulatory approval from the ANH in Colombia.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2014.

Block	Gross acres (thousand acres)	Economic interest(1)	Operator	Production (boepd)	Basin
Abanico	32.1	10%	Pacific	83	Magdalena
Cerrito	10.2	10%	Pacific	-	Catatumbo

(1)	Economic interest corresponds to indirect participation interests in the net revenues from the Block, granted to us pursuant to a joint operating agreement.

Eastern Llanos Basin: (La Cuerva, Yamú, Llanos 34, Llanos 32, Llanos 62, Llanos 17, Jagüeyes 3432A,  Abanico, Cerrito, CPO-4 and VIM-3 Blocks)

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 82,200 gross acres (333 sq. km). We acquired an interest in and took operatorship of the Block in the first quarter of 2012, which at the time had no production, reserves or wells drilled on it, and with 210 sq. km of existing 3D seismic on which our team had mapped multiple exploration prospects. During 2012, we drilled the Tua prospect and made a discovery in the Guadalupe and Mirador reservoirs. Two additional follow up wells were successfully drilled and placed on production at Tua, and a water disposal well was drilled at Max field. In 2013, an additional three delineation wells were drilled at Tua, which were all placed on production, and also the Tigana and Tarotaro fields were discovered in 2013, for a total of four wells in Tarotaro and two wells in the Tigana Field. Both fields are productive in the Guadalupe and Mirador reservoirs and produce oil of 15º to 20º API. In 2014, we focused on the development of Tua and the delineation and development of the Tigana Field. In 2014, we drilled 6 additional wells in the Tigana Field, 5 of which are in production. Furthermore, an additional 5 wells were drilled at Tua, 4 of which are in production, and 1 well, Tua 10, is to be tested. Average net oil production from Llanos 34 Block in 2014 was 8,306 bopd.

In February 2015, we announced a new oil field discovery following the drilling of exploration well Tilo 1 on the Llanos 34 Block. This is the sixth discovery in this block. The Tilo prospect was defined as a structural trap with three-way dip closure on the down-thrown side of a normal fault – targeting the two principal productive reservoirs, the Guadalupe (main target) and Mirador (secondary target) sandstones. We drilled and completed the Tilo 1 exploratory well to a total depth of 11,293 feet. A test conducted with an electrical submersible pump in the Guadalupe formation, at approximately 10,707 feet, resulted in a production rate of approximately 1,000 bopd of 14.2 degree API, with approximately 10% water cut. On March 28, 2015 Tilo 1 commenced a long-term test and current production is approximately 850 bopd. Further production history is required to determine stabilized flow rates of the well and the extent of the field. Further technical evaluation will also be undertaken to determine if the Tilo field is potentially a northeast extension of the larger Tigana field.

For 2015, we expect to focus on facilities optimization and plan to drill up to 4 development wells in Tua and Tigana oil fields, depending on oil prices.

Our partner in the Llanos 34 Block is Parex, which has a 55% interest. See “—Our operations.” We operate in the Block pursuant to an E&P Contract with the ANH. See “—Significant agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

La Cuerva Block. We are the operator of, and have a 100% working interest in, the La Cuerva Block, which covers approximately 47,800 gross acres (190 sq. km). Since we acquired an interest in the La Cuerva Block, we have drilled a total of 15 wells in the Block, 17 of which were productive at year-end 2014. For the year ended December 31, 2014, our average net production at the La Cuerva Block was 1,389 bopd. We operate in the Block pursuant to an E&P Contract with the ANH. In the first quarter 2015, the block was temporarily shut down. See “—Significant agreements—Colombia—E&P Contracts—La Cuerva Block E&P Contract.”

Llanos 62 Block. We are the operator of, and have a 100% working interest in, the Llanos 62 Block, which covers approximately 44,000 gross acres (178 sq. km). As of December 31, 2014, we had undertaken 72.2sq. km of 3D seismic surveys within the Block. We operate the Block pursuant to an E&P Contract with the ANH. We have committed to drill two exploratory wells before July 2015. The remaining commitment amounts to US$6.0 million.

Yamú Block. We are the operator of, and have a 100% working interest in, the Yamú Block, which covers approximately 11,200 gross acres (45.5 sq. km). Economic rights to certain fields in the Yamú Block have been granted to other parties. In May 2013, we successfully drilled and completed the Potrillo 1 well in the Block to a total depth of 3,560 meters. The well was put in production with an initial rate of 744 bopd and a water cut of 15%.  The well has been producing from  the existing facility at Carupana Field. For the year ended December 31, 2014, our average net production at the Yamú Block was 388 bopd. We operate in the Block pursuant to an E&P Contract with the ANH. On July 29, 2014, our Colombian subsidiary agreed to exchange its 10% non-operating economic interest in the Arrendajo Block for additional interests held by the seller in the Yamú Block that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the seller had a 25% economic interest. We received US$3.2 million in cash from the exchange, adjusted for working capital. In the first quarter 2015 we temporarily shut down our operations in this Block.

Llanos 17 Block. We have a 40% working interest in the Llanos 17 Block, which covers approximately 108,800 gross acres (440 sq. km). Parex is the operator of, and has a 60% working interest in, the Llanos 17 Block. Since we acquired a working interest in the Block, two wells have been drilled in the Block, one of which was productive. We maintain our 40% working interest in the Llanos 17 Block pursuant to an E&P Contract with the ANH. However, we expect to apply to the ANH to approve an assignment of 3.2% of our working interest in this Block to another party. For the Llanos 17 Block, there is still a remaining commitment that amounts to US$4.3 million (US$1.6 million of our working interest), which is expected to be completed with an additional exploratory well.

Llanos 32 Block. We have a 10% working interest in the Llanos 32 Block, which covers approximately 100,300 gross acres (406 sq. km) Parex is the operator of, and has a 70% working interest in, the Llanos 32 Block. Parex’s other partner in the Block is APCO Properties Ltd., or APCO, who has a 20% working interest. Since we acquired an interest in the Llanos 32 Block, and as of December 31, 2013, five wells have been drilled in the Block, three of which were productive. In 2014, three additional discoveries were made at fields Kananaskis, Carmentea and Calona in both the Mirador and Une reservoirs, with 7 wells drilled: 4 wells in Kananaskis, 1 well in Calona, and 2 wells at Carmentea. For the year ended December 31, 2014, our average net production in the Llanos 32 Block was 486 bopd.

Jagüeyes 3432A Block. We have a 5% working interest in the Jagüeyes 3432A Block, which covers approximately 61,000 acres (247 sq. km). Our partner in the Block is Columbus Energy, who maintains a 95% working interest in and is the operator of the Jagüeyes 3432A Block. We maintain a working interest in the Jagüeyes 3432A Block pursuant to an E&P Contract with the ANH.

Arrendajo Block. In December 2005, Great North Energy Colombia Inc. (now Pacific Stratus Energy Corp., or Pacific) and the ANH entered into the Arrendajo Block E&P Contract. Pacific is the operator of, and has a 100% working interest in, the Arrendajo Block, which covers approximately 78.1 gross acres. On July 29, 2014, our Colombian subsidiary agreed to exchange its 10% non-operating economic interest in the Arrendajo Block for additional interests held by the seller in the Yamú Block that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the seller had a 25% economic interest. We received US$3.2 million in cash from the exchange, adjusted for working capital. We did not maintain a direct working interest in this Block pursuant to an E&P Contract with the ANH, but rather had a 10% economic interest in the net revenues of the Arrendajo Block pursuant to a participating interest agreement between us and Great North Energy Colombia Inc. (now Pacific).

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

Cerrito Block. In February of 2002, Ecopetrol and Kappa Resources Colombia Limited (now Pacific) entered into the Cerrito Block association contract. The Cerrito Block covers an area of approximately 10.2 thousand gross acres. Pacific is the operator of, and has a 100% working interest in, the Cerrito Block. We do not maintain a direct working interest in the Cerrito Block, but rather have a 10% economic interest in the Block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific), Maral Finance Corporation, Geoproduction Oil & Gas Company of Colombia Limitada and Texican Oil PLC.

VIM-3 Block. On July 23, 2014 we were awarded a new exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. The VIM-3 Block is located in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. GeoPark’s winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of carrying out 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$22.2 million during the initial three year exploratory period. GeoPark will operate and have a 100% working interest in the Block. We believe the Block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

CPO-4 Block. In November 2014, we expanded our portfolio in Colombia through an agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin. The Block covers an area of approximately 345,600 acres with 3D seismic coverage of approximately 880 sq km. In accordance with the farm-in agreement, and subject to the approval of ANH in Colombia, we will operate and receive a 50% working interest in the CPO-4 Block in exchange for its commitment to drill and fund its 50% (with no carry) of one exploration well. The well is targeted for 1H2015 and our total financial commitment is approximately $6.0 million. There is an option to move to an additional exploration phase following the drilling of a successful well. Final approval from the ANH is expected in the first half of 2015.

Operations in Brazil

On May 14, 2013, we announced the future extension of our footprint into Brazil when the ANP awarded us seven new exploratory licenses in the REC-T 94 and REC-T 85 Concessions in the Recôncavo Basin in the State of Bahia and the POT-T 664, POT-T 665, POT-T 619, POT-T 620 and POT-T 663 Concessions in the Potiguar Basin in the State of Rio Grande do Norte, or our Round 11 concessions, collectively covering an area of approximately 54,900 gross acres. On September 17, 2013, we entered into seven concession agreements with the ANP for the right to exploit the oil and natural gas in these seven new concessions. For our winning bids on these seven concessions, we committed to invest a minimum of US$15.3 million (including bonuses and estimated work program commitment) during the first three years of the exploratory period for the concessions. We have already invested US$5.4 million in seismic work and US$4.4 million in bonuses paid to ANP as of the date of this annual report.

These seven new concessions cover an area of approximately 54,850 gross acres. Pursuant to ANP requirements, actual exploitation of these new concessions will also depend on obtaining an environmental license from the respective state environmental agencies.

Also in Brazil, on November 28, 2013, the ANP awarded us two new concessions, the PN-T-597 Concession in the Parnaíba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe Alagoas Basin in the State of Alagoas, in the 12th oil and gas bidding round. The PN-T-597 Concession is still subject to the entry into the concession agreement. For our winning bids on these two concessions, we have committed to invest a minimum of US$4.0 million (including bonus and estimated work program commitments) during the first exploratory period. These two new concessions cover an area of approximately 196,500 acres. For more information, see “—Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

Additionally, we acquired Rio das Contas from Panoro for a total cash consideration of US$140 million and gives us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manatí and Camarão Norte Fields, in the Camamu-Almada Basin in the State of Bahia. The Manatí Field, which is in the production phase, is operated by Petrobras (with a 35% working interest), the Brazilian national company and the largest oil and gas operator in Brazil, in partnership with QGEP (with a 45% working interest), and Brasoil (with a 10% working interest). See “—Significant agreements—Brazil—Rio das Contas Quota Purchase Agreement.” Some environmental licenses related to operation of the Manatí Field production system and natural gas pipeline are expired. However, the operator submitted, timely, the request for renewal of those licenses and as such this operation is not in default as long as the regulator does not state its final position on the renewal. See “—Health, safety and environmental matters—Other regulation of the oil and gas industry—Brazil.” The Camarão Norte Field is in the development phase and is not yet subject to the environmental licensing requirement.

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

In January 31, 2015 Rio das Contas was merged into GeoPark Brazil Exploração e Produção de Petróleo e Gás Ltda, being the only entity representing GeoPark in Brazil.

We are currently qualified us as a class B operator, meaning that we are recognized as having met all technical and managerial conditions required to operate safely in Brazil, both onshore and offshore at water depths of less than 400 meters.

The map below shows the location of the concessions in Brazil in which we expect to have working interests as a result of our Brazil Acquisitions.

(1)
The PN-T-597 Block is subject to an injunction and our bid for the concession has been suspended. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

The following table sets forth information as of December 31, 2014 on our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession as well as the Round 11 and the Round 12 concessions.

Concession	Gross acres (thousand acres)	Working interest(1)		Partners		Operator	Net proved reserves (mmboe)	Production (boepd)		Basin	Concession expiration year
REC-T 94	7.7	100%		—		GeoPark	—	—		Recôncavo	Exploration: 2018 Exploitation: 2045
REC-T 85	7.7	100%		—		GeoPark	—	—		Recôncavo	Exploration: 2018 Exploitation: 2045
POT-T 664	7.9	100%		—		GeoPark	—	—		Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 665	7.9	100%		—		GeoPark	—	—		Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 619	7.9	100%		—		GeoPark	—	—		Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 620	7.9	100%		—		GeoPark	—	—		Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 663	7.9	100%		—		GeoPark	—	—		Potiguar	Exploration: 2018 Exploitation: 2045
PN-T-597(4)	188.7	100	%(5)	—	(5)	GeoPark	—	—		Parnaíba	—(4)
SEAL-T-268	7.8	100%		—		GeoPark	—	—		Sergipe Alagoas	—(4)
BCAM-40	22.8	10%		Petrobras; QGEP; Brasoil		Petrobras	6.9	2,668	(6)	Camamu-Almada	Exploitation: 2029(2) - 2034(3)
Total Brazil	251.4						6.9	2,668

(1)
Working interest corresponds to the working interests held by our respective subsidiaries, net of any working interests held by other parties in such concession, and including the working interest we expect to hold in PN-T-597 which as of the date of this report is pending approval. See “—Item 3. Key Information—Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

(2)	Corresponds to Manatí Field.

(3)	Corresponds to Camarão Norte Field.

(4)
PN-T-597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. As of the date of this Annual Report, confirmation remains subject to final signing and local authority approval. See “—Item 3. Key Information—Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

(5)
We expect to jointly develop this concession with Tecpetrol and assign a portion of our working interest in this concession to Tecpetrol. See Item 3—Risk Factors “The PN-T-597 concession is subject to an injunction and may not close.”

(6)	Considering production since the acquisition date, March 31, 2014. Full year 2014 production amounted to 3,572 boepd (composed of 98% gas).

BCAM-40 Concession

As a result of the Rio das Contas acquisition, we have a 10% working interest in the BCAM-40 Concession, which includes interests in the Manatí Field and the Camarão Norte Field, and which is located in the Camamu-Almada Basin. Petrobras is the operator, and has a 35% working interest in, the BCAM-40 Concession, which covers approximately 22,784 gross acres (92.2 sq. km). In addition to us, Petrobras’ partners in the Block are Brasoil and QGEP, with 10% and 45% working interests, respectively. Petrobras operates the BCAM-40 Concession pursuant to a concession agreement with the ANP, executed on August 6, 1998. See “—Significant agreements—Brazil—Overview of concession agreements—BCAM-40 Concession Agreement.” In September 2009, Petrobras announced the relinquishment of BCAM-40’s exploration area within the concession to the ANP, except for the Manatí Field and the Camarão Norte Field.

The Manatí Field is located 65 km south of Salvador, at a 35 meter water depth. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of September 30, 2013, 11 wells had been drilled in the Manatí Field, six of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below). GeoPark Brazil is currently negotiating an amendment to the existing Gas Sales Agreement with Petrobras for the sale of additional volumes from the Manatí Field.

REC-T 94 and REC-T 85 Concessions

The REC-T 94 and REC-T 85 Concessions are onshore and located in the Recôncavo Basin, which covers an area of approximately 2.7 million gross acres (11,000 sq. km). The basin’s main source rocks belong to the Candeias formation, with reservoirs on the fluvio-deltaic sandstones of the Marfim and Pojuca formations, Fluvial sandstones of the Candeias and Marancagalha formations, and the Fluvio-Eolic sandstones of the Agua Grande and Sergi formations. Reconcavo basin is considered a mature basin. According to the ANP, as of December 31, 2014, 92 fields are in production or development stage in the Reconcavo basin.

The REC-T 94 and REC-T 85 Concessions cover an area of 7,660 gross acres (31 sq. km) and 7,660 gross acres (31 sq. km), respectively. In connection with our bid to obtain the licenses for these concessions, we have committed to drilling two exploratory wells in the concessions, and to undertaking 31 sq. km of 3D seismic surveys in the REC-T 94 Concession and 30 km of 2D seismic surveys in the REC-T 85 Concession. We have also committed, following the signing of the concession agreement in respect of the concessions, to a work program to the ANP of R$19.3 million (approximately US$6.0 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) during the first exploratory period under the concession agreement governing the concessions, consisting of a R$7.2 million (approximately US$2.2 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP in the first year of exploration and R$12.1 million (approximately US$3.8 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as a work program guarantee payable over the course of the three years. The work program consists on drilling two exploratory wells and 31 sq. km of 3D seismic surveys in the REC-T94 Concession and 30 sq. km of 2D seismic surveys in REC-T 85 Concession. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

During the year 2014 we executed a 3D seismic survey acquisition. Seismic data processing was concluded in the first quarter of 2015. After ANP approval, this seismic acquisition will fulfill the work program commitments for the Block REC-T 85 and part of the REC-T 94.

POT-T 663, POT-T 664, POT-T 665, POT-T 619 and POT-T 620 Concessions

The POT-T 663, POT-T 664, POT-T 665, POT-T 619 and POT-T 620 Concessions are onshore and located in the Potiguar Basin. As of December 31, 2014, according to the ANP, with 94 fields in production and 9 fields in development stage including onshore and offshore in the Potiguar basin.

The POT-T 663, POT-T 664, POT-T 665, POT-T 619 and POT-T 620 Concessions cover a total area of 39,507 gross acres (160 sq. km). The concession agreements require us make total investments of R$11.3 million (approximately US$3.5 million at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) during the first exploratory period under the concession agreement, with a R$3.0 million (approximately US$0.9 million at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP in the first year of exploration and R$8.3 million (approximately US$2.6 million at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as a work program guarantee payable over the course of the three years. We have also committed to undertaking 222 km of 2D seismic work in the first exploration period for the concession areas, with no well drilling commitment during this period. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

During the year 2014 we executed a 3D seismic survey acquisition. Seismic data processing was concluded in the first quarter of 2015. After ANP approval, this seismic acquisition will fulfill the work program commitments for the blocks.

Round 12 Concessions

Additionally, on November 28, 2013, the ANP awarded us two new concessions (the PN-T-597 Concession in the Parnaíba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe Alagoas Basin in the State of Alagoas) in the 12th oil and gas bidding round. We have committed to invest a minimum of US$4 million (including bonus and work program commitments). For more information, see “—Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close.”

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

Parnaiba is a basin with large underexplored areas. As December 31, 2014, the basin had three fields in production or development stage in the basin.

The PN-T-597 Concession covers an area of 188,667 gross acres (763.5 sq. km). The offer requires a commitment to the ANP of R$7.7 million (approximately US$2.4 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) for the first exploratory period. This amount is comprised of R$0.9 million (approximately US$0.3 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP in the first year of exploration and R$6.7 million (approximately US$2.1 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as a work program guarantee payable over the course of the four years. Work program is equivalent to 180 km of 2D seismic, with no well drilling committed during the first exploratory period.

The exploratory phase for these concessions is divided into two exploratory periods. Given that Parnaiba basin is considered as a “new frontier” area by the ANP, the first exploratory period lasts four years, and the second exploratory period, which is optional, can last for up to two years.

See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—The  PN-T-597 concession is subject to an injunction and may not close” and “—D. Risk factors—Risks relating to the countries in which we operate—Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future” for more information.

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

As of December 31, 2014 there were 46 fields either in production or development stages on the basin.

The SEAL-T-268 Concession covers an area of 7,799 gross acres (31.6 sq. km). GeoPark’s winning offer requires a commitment to the ANP of R$1.6 million (approximately US$0.5 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) for the first exploratory period. This amount is comprised of R$0.14 million (approximately US$0.04 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP in the first year of exploration and R$1.5 million (approximately US$0.5 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as a work program guarantee payable over the course of three years. Work program is equivalent to 40 km of 2D seismic, with no well drilling committed during the first exploratory period.

The exploratory phase for this concession is divided into two exploratory periods, the first lasting three years, and the second, which is optional, can last for up to two years.

Operations in Peru

The table and map below summarize information about the Block in Peru in which we expect to have a working interest pending completion of our acquisition.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Morona	1,881	75%	GeoPark	18.8	-	Marañon	Exploitation: 2036 (3)

(1)
Corresponds to the initial working interest. Petroperu will have the right to increase its working interest in the Block by up to 50%, subject to the recovery of our investments in the Block through agreed terms in the Petroperu SPA. See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

(2)	Certified by D&M as of December 31, 2014.

(3)
The concession year expiration is related to approval of an environmental impact assessment (EIA) study for project development. The concession will expire twenty (20) years after EIA approval.  We expect the EIA to be approved around December 2016.

(1)      Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval. We expect to close the pending Morona Block Acquisition in 2015.

Morona Block

The Morona Block covers an area of approximately 1,881 thousand gross acres (7,600 sq. km). More than 1 billion barrels of oil have been produced from the surrounding blocks in this basin. We have a 75% working interest in the Morona Block. For the year ended December 31, 2014, net proved reserves at the Morona Block were 18.8 mmboe (composed of 100% oil).

On October 1, 2014, we entered into an agreement to acquire a 75% working interest in the Morona Block in Northern Peru. As stated above, this agreement includes a work program to be executed by GeoPark. This program includes 3 phases and GeoPark may decide to continue or not at the end of each phase.

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays. This important component of the project will significantly increase our overall inventory of exploration resources. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 40 years, and there exist ongoing association agreements and cooperation projects with the local communities.

The expected work program and development plan for the Situche Central oil field is to be completed in three stages. The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately US$140 million to US$160 million and is expected to be completed within 18 to 24 months after closing. We have committed to carry Petroperu, by paying its portion of the required investment in this initial phase.

The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the Block.

The exploratory program entails drilling one exploratory well. Exploratory program capital expenditures will be borne exclusively by GeoPark.

Initially we will have a 75% working interest. However, according to the terms of the agreement, Petroperu will have the right to increase its working interest in the Block by up to 50%, subject to the recovery of our investments in the Block by certain agreed factors.

In Peru, there is a 5-20% sliding scale royalty rate, depending on production levels. Production less than 5,000 bopd is assessed at a royalty rate of 5%. For production between 5,000 and 100,000 bopd there is a linear sliding scale between 5% and 20%. Production over 100,000 bopd has a flat royalty of 20%.

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2014.

The table below summarizes information about the blocks in Argentina in which we have working interests as of December 31, 2014.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Del Mosquito	17.3	100%	GeoPark	—	75	Magallanes Austral	Exploitation: 2016
Puelen (3)	1,430.0	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017
Sierra del Nevado (3)	305.0	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

(2)	As of December 31, 2014.

(3)	Blocks awarded in the 2014 Mendoza Bidding Round.

As of December 31, 2014, although we had production in Del Mosquito Block in Argentina, D&M determined that there were no reserves in this Block due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks.

Del Mosquito Block

We are the operator of, and have 100% working interest in, the Del Mosquito Block. We established oil production in the Block in 2002 by rehabilitating the abandoned Del Mosquito Field and subsequently discovered the Del Mosquito Norte field. For the year ended December 31, 2014, our average daily production at the Del Mosquito Block was 75 boepd.

The Del Mosquito Block covers an area of approximately 17,313 gross acres (70 sq. km), and is located in the Magallanes Austral Basin in southern Argentina. In the first quarter 2015 we temporarily shut down our operations in this Block.

According to the Secretariat of Energy (Secretaría de Energía) in Argentina, or the Argentine Secretary of Energy, for the year ended December 31, 2014, the Magallanes Austral Basin produced approximately 4% of Argentina’s total oil production and approximately 24% of its total gas production.

New Blocks awarded in the 2014 Bidding Round Mendoza (Argentina)

On August 20, 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). The blocks cover an area of approximately 1.7 million acres and are located in the Neuquén Basin, Argentina’s largest producing hydrocarbon basin. The consortium consists of Pluspetrol (operator with a 72% working interest)), EMESA (non-operator with a 10% working interest) and GeoPark (non-operator with an 18% working interest). In accordance with the terms of the bidding, all of the expenditures related to EMESA’s working interest will be carried by Pluspetrol and GeoPark proportionately to their respective working interests, and will be recovered through EMESA’s participation in future potential production.

The Puelen Block covers an area of approximately 1,430.0 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

The Sierra del Nevado Block covers an area of approximately 305.0 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

We have committed to a minimum aggregate investment of US$6.2 million for this working interest, which includes the work program commitment on both blocks during the first three years of the exploratory period. In addition to forming a partnership with Pluspetrol, one of the largest Latin American independent companies, these licenses will rebalance our Argentinean portfolio following the decision to relinquish the non-productive Cerro Doña Juana and Loma Cortaderal Blocks.

According to the Secretariat of Energy (Secretaría de Energía) in Argentina, or the Argentine Secretary of Energy, for the year ended December 31, 2014, the Neuquin Basin produced approximately 40% of Argentina’s total oil production and approximately 56% of its total gas production.

Relinquishment of the Cerro Doña Juana and Loma Cortaderal Blocks

In April 2014, we informed the Secretary of Infrastructure and Energy of the Province of Mendoza of our decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province. Neither the Cerro Doña Juana nor the Loma Cortaderal had production or associated reserves at the time of the relinquishment.

Oil and natural gas reserves and production

Overview

We have achieved consistent growth in oil and gas reserves from our investment activities since 2007, when we began production in the Fell Block. As of December 31, 2014, D&M reported that our total net proved reserves in Chile, Colombia, and Brazil were 43.7 mmboe. Of this total, 12.1 mmboe or 28%, 24.7 mmboe, or 57%,  and 6.9 mmboe, or 15%, were in Chile, Colombia and Brazil, respectively, and we had no net proved reserves in Argentina. The D&M Reserves Report estimates total net proved reserves for the Morona Block in Peru to be 18.8 mmboe.

The following table summarizes our net proved reserves in Chile, Colombia, Argentina and Brazil as of December 31, 2014.

Country	Oil (mmbbl)	Gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Chile	6.4	34.0	12.1	53%
Colombia	24.7	-	24.7	100%
Argentina	-	-	-	-
Brazil	0.1	40.5	6.9	2%
Total	31.3	74.5	43.7	72%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

The following table summarizes the net proved reserves in Peru for the pending Morona Block Acquisition as of December 31, 2014, according to the D&M Reserves Report. We expect to close the pending Morona Block Acquisition in 2015.

Country	Oil (mmbbl)	Gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Peru	18.8	-	18.8	100%
Total	18.8	-	18.8	100%

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2014, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2014
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Chile	1.5	9.4	3.0	48%
Colombia	7.6	-	7.6	100%
Argentina	-	-	-	-
Brazil	0.1	20.9	3.5	2%
Total net proved developed	9.1	30.2	14.2	64%

Net proved undeveloped
Chile	5.0	24.6	9.1	55%
Colombia	17.1	-	17.1	100%
Argentina	-	-	-	-
Brazil	0.1	19.6	3.3	2%
Total net proved undeveloped	22.2	44.2	29.6	75%
Total net proved (Chile, Colombia, Argentina, Brazil)	31.3	74.5	43.7	72%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

The following table sets forth the oil and natural gas net proved reserves as of December 31, 2014, for the Morona Block in Peru which is based on the D&M Peru Reserves Report. We expect to close the pending Morona Block Acquisition in 2015.

	Net proved reserves
	As of December 31, 2014
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Peru	6.6	-	6.6	100%
Total net proved developed	6.6	-	6.6	100%
Net proved undeveloped
Peru	12.2	-	12.2	100%
Total net proved undeveloped	12.2	-	12.2	100%
Total net proved	18.8	-	18.8	100%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2014, 2013 and 2012, please see Table 5 included in Note 39 (unaudited) to our audited consolidated financial statements.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers and geosciences professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimation process and who have knowledge of the specific properties under evaluation. Our Director of Development, Carlos Alberto Murut, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has more than 30 years of industry experience as an E&P geologist, with broad experience in reserves assessment, field development, exploration portfolio generation and management and acquisition and divestiture opportunities evaluation. See “—Item 6. Directors, Senior Management and Employees—A. Directors and senior management.”

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Technical Committee and Directors of each Buisness Unit.  A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be Approved and Signed by the Technical Committee and our CEO and CFO. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our Board of Directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2014 for Brazil, Chile, Colombia and Peru included in this annual report are based on the D&M Reserves Report, completed on March 9, 2015 and effective as of December 31, 2014. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

Proved undeveloped reserves

As of December 31, 2014, excluding reserves from the pending acquisition of the Morona Block, we had 29.6 mmboe in proved undeveloped reserves an increase of 16.6 mmboe, or 127%, over our December 31, 2013 proved undeveloped reserves of 13.0 mmboe. The increase in proved undeveloped oil reserves is mainly due to net additions in Colombia mainly related to the Tigana Field amounting to 11.0 mmboe, in Chile amounting to 2.3 mmboe related to the Fell Block, and in Brazil as a result of the acquisition of Rio das Contas that we closed in March 31, 2014, amounting to 3.3 mmboe.

Of our 29.6 mmboe of net proved undeveloped reserves, 9.1 mmboe, 17.1 mmboe, 3.3 mmboe or 31%, 58%, 11%, were located in Chile, Colombia, Brazil, respectively. During 2014, we incurred approximately US$139.3 million in capital expenditures to convert such proved undeveloped reserves to proved developed reserves, of which approximately US$82.7 million, US$55.3 million and US$1.1 million were made in Chile, Colombia and Brazil respectively. No net proved undeveloped reserves were located in Argentina as of December 31, 2014. As of December 31, 2014 we had 29.6 mmboe in proved undeveloped reserves.

As of December 31, 2014, the Morona Block in Peru had 12.2 mmboe in proved undeveloped reserves. We expect to close the pending Morona Block Acquisition in 2015.

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Chile, Colombia, Brazil and Argentina for each of the years ended December 31, 2014, 2013 and 2012.

	Average daily production(1)
			As of December 31,
	2014						2013					2012
	Chile	Colombia	Brazil	Argentina	Total GeoPark(4)	Chile	Colombia(2)	Brazil	Argentina	Total GeoPark	Chile	Colombia	Brazil	Argentina	Total GeoPark
Oil production
Average crude oil production (bopd)	3,690	10,748	42	61	14,541	4,581	6,482	-	50	11,113	4,013	3,431	-	48	7,491
Average sales price of crude oil (US$/bbl) (4)	89.4	73.0	102.4	75.4	77.5	84.3	80.3	-	70.3	82.0	85.42	97.15	-	67.8	90.5
Natural gas
Average natural gas production (mcfpd)	14,484	354	15,753	86	30,677	14,283	52	-	84	14,419	22,663	56	-	84	22,804
Average sales price of natural gas (US$/mcf) (4)	6.2	-	6.5	1.1	6.4	5.0	4.18	-	1.1	5.0	4.04	4.18	-	1.1	4.0
Oil and gas production cost
Average operating cost (US$/boe)	16.7	18.4	5.8	11.3	16.2	12.2	26.5	-	4.0	19.0	10.7	34.0	-	(6.7)	16.8
Average royalties and Other (US$/boe)	3.3	3.3	3.1	8.8	3.3	2.9	4.1	-	8.3	3.5	2.5	4.0	-	7.6	2.9
Average production cost (US$/boe)(3)	20.0	21.7	8.9	20.1	19.5	15.1	30.6	-	12.3	22.5	13.2	38.1	-	0.9	19.7
Average depreciation (US$/boe)	17.5	13.7	12.7	3.4	14.7	11.5	16.6	-	2.5	13.9	9.9	20.4	-	142.1	13.4
Average production cost (US$/boe)	37.6	35.4	21.6	23.5	34.5	26.6	47.2	-	14.8	36.4	23.1	58.4	-	143.0	33.1

(1)
We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.

(2)	We acquired Winchester and Luna in February 2012 and Cuerva in March 12. Production figures do not include, for 2012, production for Winchester, Luna and Cuerva prior to their acquisition by us.

(3)	Calculated pursuant to FASB ASC 932.

(4)
Averaged realized sales price for oil does not include our Argentine blocks because our Argentine operations were not material during such periods. Averaged realized sales price for gas does not include our Argentine and Colombian blocks because our gas operations in those countries were not material during such period.

Drilling activities

The following table sets forth the exploratory wells we drilled as operators in Chile, Colombia, Brazil and Argentina during the years ended December 31, 2014, 2013 and 2012.

	Exploratory wells(1)
	As of December 31,
	2014				2013				2012
	Chile	Colombia	Argentina	Brazil	Chile	Colombia(4)	Argentina	Brazil	Chile	Colombia	Argentina	Brazil
Productive(2)
Gross	11.0	4.0	—	—	7.0	9.0	—	—	8.0	4.0	—	—
Net	7.1	1.8	—	—	4.8	6.0	—	—	8.0	2.4	—	—
Dry(3)
Gross	5.0	—	—	—	3.0	1.0	—	—	6.0	3.0	—	—
Net	3.0	—	—	—	1.5	1.0	—	—	4.5	2.5	—	—
Total
Gross	16.0	—	—	—	10.0	10.0	—	—	14.0	7.0	—	—
Net	10.1	—	—	—	6.3	7.0	—	—	12.5	4.9	—	—

(1)	Includes appraisal wells.

(2)	A productive well is an exploratory, development, or extension well that is not a dry well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(4)	We acquired Winchester and Luna in February 2012 and Cuerva in March 12. Figures do not include, for 2012, exploration activities for Winchester, Luna and Cuerva prior to their acquisition by us.

The following table sets forth the development wells we drilled in Chile, Colombia, Brazil and Argentina during the years ended December 31, 2014, 2013 and 2012.

	Development wells
	As of December 31,
	2014				2013				2012
	Chile	Colombia	Argentina	Brazil	Chile	Colombia	Argentina	Brazil	Chile	Colombia(1)	Argentina	Brazil
Productive(2)
Gross	16.0	5.0	—	—	6.0	5.0	—	—	4.0	6.0	—	—
Net	15.0	2.3	—	—	6.0	2.8	—	—	4.0	5.5	—	—
Dry(3)
Gross	-	2.0	—	—	1.0	-	—	—	2.0	2.0	—	—
Net	-	0.9	—	—	1.0	-	—	—	2.0	2.0	—	—
Total
Gross	16.0	7.0	—	—	7.0	5.0	—	—	6.0	8.0	—	—
Net	15.0	3.2	—	—	7.0	2.8	—	—	6.0	7.5	—	—

(1)	We acquired Winchester and Luna in February 2012 and Cuerva in March 2012. Figures do not include, for 2012, exploration activities for Winchester, Luna and Cuerva prior to their acquisition by us.

(2)	A productive well is an exploratory, development, or extension well that is not a dry well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

For the year ended December 31, 2014, there were no exploratory wells or development wells drilled in our pending Morona Block acquisition, which is expected to close in 2015.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Chile, Colombia, Argentina and Brazil as of December 31, 2014.

	Acreage(1)
	Chile	Colombia	Brazil	Argentina
		(in thousands of acres)
Total developed acreage
Gross	8.0	6.8	4.1	—
Net	7.6	4.4	0.4	—
Total undeveloped acreage
Gross	6.9	5.7	0.0	—
Net	6.7	2.8	0.0	—
Total developed and undeveloped acreage
Gross	14.9	12.5	4.1	—
Net	14.3	7.2	0.4	—

(1)	Defined as acreage assignable to productive wells. Net acreage based on our working interest.

For the year ended December 31, 2014, total developed acreage in Peru was 1.1 thousand acres (gross) and 0.8 thousand acres (net). Total undeveloped acreage was 2.1 thousand acres (gross) and 1.6 thousand acres (net). Total developed and undeveloped acreage was 3.2 thousand acres (gross) and 2.4 thousand acres (net).

Productive wells

The following table sets forth our total gross and net productive wells as of March 31, 2015. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Chile	Colombia (2)	Argentina	Brazil
Oil wells
Gross	65.0	84.0	5.0	-
Net	61.1	40.8	5.0	-
Gas wells
Gross	30.0	-	-	6.0
Net	27.8	-	-	0.6

(1)
Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

(2)	We acquired Winchester and Luna in February 2012 and Cuerva in March 2012. Figures include wells drilled by Winchester, Luna and Cuerva prior to their acquisition by us.

For the year ended December 31, 2014, there were no productive gas wells in our pending Morona Block acquisition, which we expect to close in 2015.

Present activities

The following table shows the number of wells in Chile, Colombia, Brazil and Argentina that are in the process of being drilled or are in active completion stages, and the number of wells suspended or waiting on completion as of March 31, 2015.

	Wells in process of being drilled or in active completion(1)				Wells suspended or waiting on completion(2)
	Chile	Colombia	Argentina	Brazil	Chile	Colombia	Argentina	Brazil
Oil wells
Gross	—	—	—	—	3.0	—	—	—
Net	—	—	—	—	2.0	—	—	—
Gas wells
Gross	—	—	—	—	1.0	—	—	—
Net	—	—	—	—	0.5	—	—	—

(1)	We consider wells to be in active completion when we have begun procedures used in finishing and equipping them for production.

(2)	We consider wells to be waiting on completion when we have completed drilling in such wells but have not yet begun to perform testing procedures.

Marketing and delivery commitments

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2014 we sold 100% of our oil production in Chile to ENAP and 99% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 6% and 28%, respectively, of our revenues in the same period.

Under our oil sales agreement with ENAP, or the ENAP Oil Sales Agreement, ENAP has committed to purchase our oil production in the Fell Block, in the amounts that we produce, and with the limitation being storage capacity at the Gregorio Terminal. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust to logistics costs of ENAP in the Gregorio oil terminal. As of the date of this Annual Report, we are negotiating a new agreement with an initial term of three to six months, effective April 2015.

Commercial conditions of the amended contract are similar to the previous one in effect. We deliver the oil we produce in the Fell Block to ENAP at the Gregorio Terminal, where ENAP assumes responsibility for the oil. ENAP owns two refineries in Chile in the north central part of the country and must ship any oil from the Gregorio Terminal to these refineries unless it is consumed locally.

The Company signed the Methanex Gas Supply Agreement in Chile in 2009, which expires in 2017. In March 2012, the Company and Methanex signed a third addendum and amendment to the Methanex Gas Supply Agreement to promote the development of gas reserves. Through this new agreement, the Company completed the drilling of five new gas wells during 2012. Methanex contributed to the cost of drilling the wells in order to improve the project economies of scale. The Company fulfilled all the commitments under this Agreement. The Agreement also included monthly commitments for delivering certain volumes of gas and in case of failure to do so, the Company could satisfy the obligation through future deliveries without a penalty during three month period. As of December 31, 2012, the accrued penalty for under delivered volumes amounted to US$1.7 million which was recorded in “Provisions for other liabilities” in our Financial Statements as of that date.

On April 1, 2014, the Company and Methanex executed a fifth amendment to the Methanex Gas Supply Agreement, valid until April 30, 2015, which extended the fourth amendment terms and conditions to May 18, 2014, and defined new conditions for the winter 2014 period (May 2014 to September 2014) and the post winter period (October 2014 to April 2015). For the post winter period the Company committed to deliveries of over 400,000 SCM/d. The fifth amendment also waived the DOP and TOP thresholds for both parties, replacing them by reasonable efforts to deliver and take, and giving GeoPark’s gas first priority over any third party supplies to Methanex.

We gather the gas we produce in several wells through our own flow lines and inject it into several gas pipelines owned by ENAP. The transportation of the gas we sell to Methanex through these pipelines is pursuant to a private contract between Methanex and ENAP. We do not own any principal natural gas pipelines for the transportation of natural gas.

If we were to lose any one of our key customers in Chile, the loss could temporarily delay production and sale of our oil and gas in Chile. For a discussion of the risks associated with the loss of key customers, See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—We sell almost all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility” and “—We derive a significant portion of our revenues from sales to a few key customers.”

Colombia

Our production in Colombia consists almost exclusively of oil. Our oil sales agreements are generally for a fixed term, with a maximum length of one year. They do not commit the parties to a minimum volume, and are subject to the ability of either party to receive or deliver production. The contracts generally provide that they can be renewed by mutual written agreement, and all allow for early termination by either party with advanced notice and without penalty

The delivery points for our production range from the well-head to the port of export (Coveñas), depending on the client. If sales are made via pipeline, the delivery point is usually the pipeline injection point, whereas for direct export sales, the most frequent delivery point is the well-head. In Colombia, the restrictions to access pipeline networks, especially for mid to heavy crudes, have forced the market to access different ways of transport and commercialization, reducing our dependency on pipeline infrastructure significantly. For the year ended December 31, 2014, we sold approximately 53% of our production directly at the well-head and approximately 47% to the major oil companies that own capacity in the pipelines. In 2014, access to the pipeline network has improved upon the commencement of the Bicentenario pipeline, which added transportation capacity of 100,000 bopd and also open up additional supply opportunities involving reduced trucking costs. Since as of December 31, 2014 we do not own capacity in, or have access to, the oil transportation pipelines in Colombia or have any other assets for the transportation of our commodities, we use third parties to transport our production by pipeline or truck.

The price of the oil that we sell under these agreements is based on a market reference price (Brent, WTI or Vasconia), adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur and water content, as well as for certain transportation costs (including pipeline costs and trucking costs).

For the year ended December 31, 2014, we made 40.1% of our oil sales to Gunvor, 31.8% to Emerald and 11.0% to Perenco, with Gunvor accounting for 23.0%, Emerald 18.3% and Perenco 6.3% of our consolidated revenues for the same period. If we were to lose any one of our key customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, we believe we could identify a substitute customer to purchase the impacted production volumes.

Brazil

Our production in Brazil consists of natural gas and condensate oil. Natural gas production is sold through a long-term, extendable agreement with Petrobras, which provides for the delivery and transportation of the gas produced in the Manatí Field to the EVF gas treatment plant in the State of Bahia. The contract is in effect until delivery of the maximum committed volume or June 2030, whichever occurs first. The contract allows for sales above the maximum committed volume if mutually agreed by both seller and buyer. As of the date of this Annual Report, we are negotiating an amendment to the contract in order to provide for the purchase and sale of additional volumes, pending the closing of the gas compression facility. The price for the gas is fixed in reais and is adjusted annually in accordance with the Brazilian inflation index.

The Manatí Field is developed via a PMNT-1 production platform, which is connected to the Estação Vandemir Ferreira, or EVF, gas treatment plant through an offshore and onshore pipeline with a capacity of 335.5 mmcfpd (9.5 mm3 per day). The existing pipeline connects the field’s platform to the EVF gas treatment plant, which is owned by the field’s current concession holders. The BCAM-40 Concession, which includes the Manatí Field, also benefits from the advantages of Petrobras’ size. As the largest onshore and offshore operator in Brazil, Petrobras has the ability to mobilize the resources necessary to support its activities in the concession.

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

Peru

In Peru, oil production is generally traded on a free market basis and contracts commercial conditions generally follow international markers, normally WTI and Brent. As per the Petroperu SPA, Petroperu holds the first option, but not the obligation, to purchase oil produced by us in the Morona Block. If we are not able to sell our production share at the Block or in Morona Station, we will have to use the North Peruvian Pipeline. This transportation system is owned and operated by Petroperu, and regulated and supervised by OSINERGMIN, the regulatory body in the hydrocarbons sector. Transportation rates should be negotiated with Petroperu. However, if an agreement cannot be reached between Petroperu and us, transportation rates will be determined by OSINERGMIN.

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

Our CEOPs are subject to early termination in certain circumstances, which vary depending upon the phase of the CEOP. During the exploration phase, Chile may terminate a CEOP in circumstances including a failure by us to comply with minimum work commitments at the termination of any exploration period, or a failure to communicate our intention to proceed with the next exploration period 30 days prior to its termination, a failure to provide the Chilean Ministry of Energy the performance bonds required under the CEOP, a voluntary relinquishment by us of all areas under the CEOP or a failure by us to meet the requirements to enter into the exploitation phase upon the termination of the exploration phase. In the exploitation phase, Chile may terminate a CEOP if we stop performing any of the substantial obligations assumed under the CEOP without cause and do not cure such nonperformance pursuant to the terms of the concession, following notice of breach from the Chilean Ministry of Energy. Additionally, Chile may terminate the CEOP due to force majeure circumstances (as defined in the relevant CEOP). If Chile terminates a CEOP in the exploitation phase, we must transfer to Chile, free of charge, any productive wells and related facilities, provided that such transfer does not interfere with our abandonment obligations and excluding certain pipelines and other assets. Other than as provided in the relevant CEOP, Chile cannot unilaterally terminate a CEOP without due compensation. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.”

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, GeoPark together with ENAP, signed 3 new CEOPs for the Blocks Isla Norte, Campanario and Flamenco, all of them located in Tierra del Fuego, Magallanes region. GeoPark’s working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 25 years, with an initial Exploration Phase which last for 7 years, including a first period of 3 years in which GeoPark is committed to develop several exploration activities including 1,500 square kilometers of 3D seismic registration, and the drilling of 21 exploratory wells. The decision to continue to the second 2-years’ exploration period has to be taken at the end of 2015. GeoPark and ENAP have agreed to ask the Ministry for an extension period of 18 months for the first 3-year period for the Campanario and Isla Norte Blocks, in order to re-evaluate the preliminary results of the drilling campaign and to add new exploration objectives to the original geological plan.

The hydrocarbon discoveries opened up an Exploitation Phase that lasts up to 25 years. GeoPark discovered hydrocarbon fields in the 3 Blocks, starting  2013 in the Flamenco Block, and in 2014 in both Campanario and Isla Norte Blocks. The CEOPs provide GeoPark with a right to receive a remuneration payable by means of a fraction of the production sold, which in the TDF Blocks is based on a formula depending on the recovery of the total accumulated expenses incurred (capital expenditure plus operational expenditure plus administrative and general expenses). While the recovery factor is less than 1.0, the remuneration is 95% of the hydrocarbons produced, either oil or gas. If the recovery factor surpasses 1,0, a formula applies reducing gradually the remuneration fraction to a minimum of 75% when the recovery factor is 2,5 times the total accumulated expenses.

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

Our E&P Contracts are generally subject to early termination for a breach by the parties, a default declaration, application of any of the contract’s unilateral termination clauses or termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH. Pursuant to Colombian law, if certain conditions are met, the anticipated termination declared by the ANH may also result in a restriction on the ability to engage contracts with the Colombian government during a certain period of time. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.”

La Cuerva Block E&P Contract. Pursuant to an E&P Contract between us and the ANH that became effective as of April 16, 2008, or the La Cuerva Block E&P Contract, we were granted the right to explore and operate, and a 100% working interest in, the La Cuerva Block.

We are currently in the production phase of the La Cuerva Block E&P Contract. Production began in the west, southwest and southern, east and northeast areas of the Block on December 9, 2011, February 10, 2012, April 23, 2012, October 18, 2013 and October 21, 2013 respectively. The La Cuerva Block E&P Contract provides for a 24-year exploitation period for each area in the La Cuerva Block, beginning from the date such area is declared commercially viable.

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

Llanos 34 Block E&P Contract. Pursuant to an E&P Contract between Unión Temporal Llanos 34 (a consortium between Ramshorn and GeoPark Colombia SAS) and the ANH that became effective as of March 13, 2009, or the Llanos 34 Block E&P Contract, Unión Temporal Llanos 34 was granted the right to explore and operate the Llanos 34 Block, and we and Ramshorn were granted a 40% and a 60% working interest, respectively, in the Llanos 34 Block. We were also granted the right to operate the Llanos 34 Block. On December 16, 2009, we entered into a joint operating agreement with Ramshorn and P1 Energy in respect of our operations in the Block. On August 31, 2012, the ANH approved the assignment by Ramshorn to us of an additional 5% working interest, giving Ramshorn a 55% working interest and us a 45% working interest in the Llanos 34 Block.

We are currently in the exploration period of the Llanos 34 Block E&P Contract. The contract provides for a six-year exploration period, consisting of two three-year phases, which can be extended for up to six additional months to allow for the completion of exploration activities. The Llanos 34 Block E&P Contract provides for a 24-year exploitation period for each commercial area, beginning on the date on which such area is declared commercially viable. The exploitation period may be extended for periods of up to 10 years at a time, until such time as the area is no longer commercially viable and certain conditions are met. We have presented evaluation programs to the ANH for the Max, Túa, Tarotaro and Tigana Fields, which expire on September 15, 2014, December 2, 2014, and November 15, 2015, and March 25, 2016, respectively. We are currently awaiting for the environmental license required for the declaration of commerciality of the Max and Tua fields to be expedited. In the meantime the ANH has granted an extension of time for such declaration until the ANLA issues the environmental license.

Pursuant to the Llanos 34 Block E&P Contract and applicable law, we are required to pay to the ANH a royalty based on hydrocarbons produced in the Llanos 34 Block. In the Max Field, we pay the ANH a royalty of at least 6.0%, and in the Túa, Tarotaro and Tigana Fields, we pay a royalty of at least 8.0%. Additionally, we are required to pay a subsoil use fee to the ANH, which, during the exploration period, is scaled depending on the contracted acreage, and which, during the exploitation period, is equivalent to the amount of oil we produce multiplied by US$0.1162 per bbl or the amount of natural gas we produce multiplied by US$0.01162 per mcf. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P Contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds the base price settled in Table A, the Company should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see Table A) and S = Share (see Table B).

Table A		Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012, or the Winchester Stock Purchase Agreement, we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. The agreement provides that we make a quarterly payment to the Sellers in an amount equal to 14% of adjusted revenue (as defined under the agreement) from any new discoveries of oil, up to the maximum earn-out amount of US$35.0 million (net of Colombian taxes). Once the maximum earn-out amount is reached, we will pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2014, we paid US$21.0 million and accrued US$24.6 million with regards to this agreement.

Cuerva purchase and sale agreement

Pursuant to the purchase and sale agreement dated March 26, 2012 between Hupecol Cuerva Holdings LLC, as the Seller, and us, we paid to the Seller a total consideration of US$75 million, adjusted for working capital.

Brazil

Rio das Contas Quota Purchase Agreement

Pursuant to the Rio das Contas Quota Purchase Agreement we entered into on May 14, 2013, we agreed to acquire from Panoro all of the quotas issued by Rio das Contas for a purchase price of US$140 million (subject to working capital adjustments at closing and further earn-out payments, if any) upon satisfaction of certain conditions. With respect to the earn-out payments, the Rio das Contas Quota Purchase Agreement provides that during the calendar periods beginning on January 1, 2013 and ending as late as December 31, 2017, we will make annual earn-out payments to Panoro in an amount equal to 45% of “net cash flow,” calculated as EBITDA less the aggregate of capital expenditures and corporate income taxes, with respect to the BCAM-40 Concession of any amounts in excess of US$25.0 million, up to a maximum cumulative earn-out amount of US$20.0 million in a five-year period. Once the maximum earn-out amount is reached or the five-year period has elapsed, no further earn-out amounts will be payable. For the year ended December 31, 2014, there were no earn-out payments with regards to this agreement.

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras. The facility matures five years from March 28, 2014, with principal annual payments in March and September starting in 2015 and bears interest at a variable interest rate equal to the six-month LIBOR + 3.9%. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the six-month LIBOR + 4.0%. The facility agreement includes customary events of default, and subject our Brazilian subsidiary to customary covenants, including the requirement that it maintain a ratio of net debt to EBITDA of up to 3.5x the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. We have the option to prepay the facility in whole or in part, at any time, subject to a pre-payment fee to be determined under the contract.

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

Under the BCAM-40 Concession Agreement, the ANP is entitled to a monthly royalty payment equal to 7.5% of the production of oil and natural gas in the concession area. In addition, in case the special participation fee of 10% shall be applicable for a field in any quarter of the calendar year, the concessionaire is obliged to make qualified research and development investments equivalent to one percent of the field’s gross revenue. Area retention payments are also applicable under the concession agreement. We acquired Rio das Contas’s 10% participation interest in the BCAM-40 Concession on March 31, 2014.

Round 11 concession agreements. Additionally, on May 14, 2013, following the 11th oil and gas bidding round pursuant to the Brazilian Petroleum Law, we were awarded seven new exploratory licenses in Brazil in the REC-T 94 and REC-T 85 Concessions in the Recôncavo Basin in the State of Bahia and the POT-T 664, POT-T 665, POT-T 619, POT-T 620 and POT-T 663 Concessions in the Potiguar Basin in the State of Rio Grande do Norte. We have entered into seven concession agreements, which we collectively refer to as the Round 11 Concession Agreements, with the ANP on September 17, 2013, for the right to exploit the oil and natural gas in these seven new license areas. We have paid to the ANP a license fee in the amount of R$10.2 million (approximately US$4.4 million), consisting of R$7.2 million for the REC-T 94 and REC-T 85 Concessions and R$3.0 million for the POT-T 664, POT-T 665, POT-T 619, POT-T 620 and POT-T 663 Concessions, and provide to the ANP financial guarantees in the amount of R$20.4 million (approximately US$6.4 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00), consisting of R$12.1 million (approximately US$3.8 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) for the REC-T 94 and REC-T 85 Concessions and R$8.3 million (approximately US$2.6 million, at the Mach 31, 2015 exchange rate of R$3.2080 to US$1.00) for the POT-T 664, POT-T 665, POT-T 619, POT-T 620 and POT-T 663 Concessions, to secure our obligations under the Minimum Exploratory Programs, or PEMs, for the first exploratory period of the concessions.

Under the Round 11 Concession Agreements, the ANP is entitled to a monthly royalty corresponding to 10% of the production of oil and natural gas in the concession area, in addition to the special participation fee described above, the payment for the occupation of the concession area of approximately R$7,600 (approximately US$2,400 at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) per year and the payment to the owners of the land of the concession equivalent to one percent of the oil and natural gas produced in the concession area.

Round 12 concession agreements.

On November 28, 2013, following the 12th oil and gas bidding round pursuant to the Brazilian Petroleum Law, we were awarded two new exploratory licenses in Brazil, the PN-T-597 Concession on the Parnaiba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe-Alagoas Basin in the State of Alagoas.

Our offer requires a commitment to the ANP of R$9.3 million (approximately US$2.9 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) composed of R$1.6 million (approximately US$0.5 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) for the first exploratory period on the Concession SEAL-T-268 and R$7.7 million (approximately US$2.4 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) for the first exploratory period on the PN-T-597.

Part of our bid for the Round 12 concessions was comprised of work program guarantees, or commitments to invest certain sums in the blocks as part our exploration activities. Our SEAL-T-268 commitment is composed of R$0.14 million (approximately US$0.04 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP and R$1.5 million (approximately US$0.5 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as part of the work program guarantee payable over the course of the three years. Work program is equivalent to 40 km of 2D seismic, with no well drilling committed during the first exploratory period.

Our PN-T-597 commitment is composed of R$0.9 million (approximately US$0.3 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) bonus payable to the ANP in the first year of exploration and R$6.7 million (approximately US$2.1 million, at the March 31, 2015 exchange rate of R$3.2080 to US$1.00) as a work program guarantee. See “—Item 3. Key information—D. Risk factors—Risks relating to our business—The  \PN-T-597 concession is subject to an injunction and may not close.” for more information.

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

Petrobras Natural Gas Purchase Agreement

QGEP, GeoPark Brazil, Brasoil and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by QGEP, GeoPark Brazil and Brasoil to Petrobras, in an amount of 812 bcf over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’s receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

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

Peru

Morona Block Acquisition

On October 1, 2014, we entered into an agreement with Petroperu to acquire an interest in and operate the Morona Block, located in Northern Peru. GeoPark will assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest.

The transaction is subject to conditions precedents, which include the qualification of GeoPark by Perupetro, which has already been fulfilled, certain modifications to the License Contract, and the enactment of a Supreme Decree of the President of Peru. The transaction is expected to close in 2015.

The agreement includes a work program and development plan, for Situche Central oil field, in the Morona Block, to be completed in stages. Initial stage goal will be to start production through a long term test, which also will be used to define the most effective development plan and to start generating cash flow. GeoPark has committed to carry Petroperu’s share of the capital expenses required to carry out the long term test in the wells SC2X and SC3X.  The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure. Petroperu will also have the right to increase its working interest in the Block up to 50%, subject to GeoPark recovering its investments in the Block by certain agreed factors. See “—Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

Argentina

Overview of exploitation concessions

As the concession holder of the Del Mosquito Concession, we are subject to numerous restrictions and fees related to hydrocarbon production and foreign markets. For example, the domestic oil and gas market in Argentina has supply privileges favoring the domestic market, to the detriment of the export market, including hydrocarbon export restrictions, domestic price controls, export duties and domestic market supply obligations. We are also subject to certain foreign currency retention restrictions. We must comply with central bank registration requirements, maintain a minimum one-year residency in Argentina and comply with central bank registration requirements, including the requirement that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without yielding interest unless such funds are proven invested in exploration and production or meet other limited requirements, as established under Presidential Decree 616/2005.

In general, our Argentina concession agreement for the Del Mosquito Block grant us the exclusive right to produce, explore and develop hydrocarbons in these blocks, as well as the right to receive a transportation concession to build unused pipelines or other transportation facilities beyond the boundaries of the concessions for 35 years. The term of each of these concessions is 25 years, with an optional extension of up to 10 years. There is no minimum work or investment commitment under any of the concessions other than the general requirement to make needed investments to develop the entire acreage of the concession, though the Argentine Secretary of Energy takes into account all work and investment undertaken when determining whether to grant an extension of the concession term. Work and investment programs for the concessions are required to be presented annually to the incumbent Provincial State enforcement authority, the Argentine Secretary of Energy and the Strategic Planning and Coordination Committee for the National Hydrocarbon Investment Plan.

Under the terms of our concession agreements, we are entitled to 100% of production, with no governmental participation. We are also required, under Argentine law, to pay royalties to certain Argentine provinces, at a rate of 12% on both oil and gas sales. In addition to this 12% royalty, we are also required to pay additional royalties ranging from 2.5% to 8%, pursuant to private royalty agreements we have entered into. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretary of Energy and Decree 1454/2007, and certain landowner fees.

Our Argentine concession agreements have no change of control provisions, though any assignment of these concessions is subject to the prior authorization by the executive branch of the incumbent Provincial State. For the four years prior to the expiration of each of these concessions, the concession holder must provide technical and commercial justifications for leaving any inactive and non-producing wells unplugged. Each of these concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We may also voluntarily relinquish acreage to the Argentine authorities. For example, in November 2012, we voluntarily relinquished approximately 102,500 non-producing gross acres in the Del Mosquito Block to the Argentine authorities, which relinquishment is currently subject to approval by the authorities of the province of Santa Cruz and the completion of certain environmental audits. In addition, in April 2014, we informed the Secretary of Infrastructure and Energy of the Province of Mendoza of our decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province. The area covered by the Cerro Doña Juana and Loma Cortaderal Blocks is 47.9 acres and neither the Cerro Doña Juana nor the Loma Cortaderal were in production or have any associated reserves.

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

The LGI Chile Shareholders’ Agreements provide that if LGI or either Agencia or GeoPark Chile decides to sell its shares in GeoPark Chile or GeoPark TdF, as the case may be, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling those shares to a third party. In addition, any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. Under the LGI Chile Shareholders’ Agreements, we and LGI have also agreed to vote our common shares or otherwise cause GeoPark Chile or GeoPark TdF, as the case may be, to declare dividends only after allowing for retentions to meet anticipated future investments, costs and obligations. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may sell its interest in our Chilean and Colombian operations to a third party or may not consent to our taking certain actions.”

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

Under the LGI Colombia Agreements, we and LGI have agreed to vote our common shares or otherwise cause GeoPark Colombia to declare dividends only after allowing for retentions for approved work programs and budgets and capital adequacy requirements of GeoPark Colombia, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia or our other Colombian subsidiaries and operational requirements. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may sell its interest in our Chilean and Colombian operations to a third party or may not consent to our taking certain actions.”

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Chile, the Republic of Chile grants such rights through a CEOP. In Colombia, the Republic of Colombia grants such rights through E&P Contracts or contracts of association. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Brazil, the Federative Republic of Brazil grants such rights pursuant to concession agreements. See “—Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—Oil and natural gas companies in Chile, Colombia, Brazil, Peru and Argentina do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our CEOPs, E&P Contracts, contracts of association, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas.” Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly-owned, assets.”

Our customers

In Chile, our primary customers are ENAP and Methanex. As of December 31, 2014, ENAP purchased all of our oil and condensate production and Methanex purchased almost all of our natural gas production in Chile, and represented 28% and 6%, respectively, of our total revenues for the year ended December 31, 2014. Our contract with ENAP is automatically renewed for six-month terms, with oil pricing based on international market prices. Our contract with Methanex is a long-term contract, with the price of natural gas based on the international market prices for methanol. In Colombia, our primary customers are Gunvor, Emerald and Perenco, who purchase our production through short-term contracts, and who represented 40%, 32%, and 11%, respectively, of our total revenues for the year ended December 31, 2014. In Brazil, following the Manati acquisition on March 31, 2014, all of our hydrocarbons are sold to Petrobras. In Peru, our primary customer may be Petroperu, who has the first option but not the obligation to purchase oil produced by us in the Morona Block.

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

Our competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major oil companies in acquiring and developing licenses. In Chile, we partner with and sell to, and may from time to time compete with, ENAP and, to a lesser extent, some companies with operations in Argentina mentioned below. In Colombia, we partner with and sell to, and may from time to time compete with, Ecopetrol, as well as with privately-owned companies such as Pacific Rubiales, Gran Tierra, Petrominerales, Parex and Canacol, among others. In Brazil, we partner with and sell to, and may from time to time compete with, Petrobras, privately-owned companies such as HRT, QGEP, Brasoil and some of the Colombian companies mentioned above, which have entered into Brazil, among others. In Argentina, we compete for resources with YPF, as well as with privately-owned companies such as Pan American Energy, Pluspetrol, Tecpetrol, Chevron, Wintershall, Total, Sinopec and others. In Peru, we will partner with and will sell to, Petroperu and will compete for resources with privately-owned companies such as Pluspetrol, Gran Tierra, Repsol, Graña y Montero, Hunt Oil, Olympic Oil & Gas, Savia, among others; and with state-owned oil companies as CNPC (China National Petroleum Corporation).

Many of these competitors have financial and technical resources and personnel substantially larger than ours. As a result, our competitors may be able to pay more for desirable oil and natural gas assets, or to evaluate, bid for and purchase a greater number of licenses than our financial or personnel resources will permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful wells, sustained periods of volatility in financial and commodities markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which may adversely affect our competitive position. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Competition in the oil and natural gas industry is intense, which makes it difficult for us to acquire properties and prospects, market oil and natural gas and secure trained personnel.”

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

The General Environmental Law (Law No. 19,300), enacted in March 1994 and modified in 2010 by Law No. 20,417, establishes a framework for environmental regulation in Chile, which has become increasingly stringent in recent years. Recent amendments include, among others, the creation of a new institutional framework composed of: (1) the Ministry of Environment (Ministerio del Medio Ambiente); (2) the Council of Ministers for Sustainability (Consejo de Ministros para la Sustentabilidad); (3) the Environmental Assessment Agency (Servicio de Evaluación Ambiental); and (4) the Superintendency of the Environment (Superintendencia del Medio Ambiente), all of which are in charge of regulating, assessing and enforcing activities that could have an environmental impact. Recent modifications introduced to existing regulations also gives right for public participation for interested people and non-governmental organizations in the assessment of projects, which could result in additional delays for the final approval of new projects.

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

Peru

In accordance with Peruvian environmental legislation, before initiating any hydrocarbon activity (e.g. seismic exploration, drilling of exploration wells, etc.) the contractor must file and obtain an approval for an environmental impact study, which is a significant permit related to HSE for any hydrocarbon project. This study includes technical, environmental, and social evaluations of the project to be executed in order to define the activities that should be required for preventing, minimizing, mitigating and remediating the possible negative environmental and social impact that hydrocarbon activities may generate.

The competent authority for protection and environmental conservation in the case of hydrocarbon activities is the Ministry of Energy and Mines, through the General Bureau of Energetic Environmental Affairs (Dirección General de Asuntos Ambientales - DGAA).

There are also some additional environmental permits that should be obtained by GeoPark before starting any hydrocarbon activity in the Block. These environmental permits are typically requested shortly after the approval  of the environmental impact assessment.

Health and Safety Management at work is regulated by Law 29,783, which constitutes the basis for regulatory compliance across both public and private industries. The purpose of this regulation is to foster and promote the prevention of workplace hazards and establish minimum guidelines to be implemented within organizations. Therefore, health and safety issues should be managed taking into consideration the compliance with local regulations and best practices across the industry.

The Peruvian government has enacted several environmental regulations regarding not only hydrocarbon activities but also in relation to waste treatment, water use, natural protected areas, biodiversity protection, etc. For additional information on environmental, health and safety regulations applicable to the Peruvian oil and gas sector, see “—Industry and regulatory framework—Peru—Regulatory entities.”

For additional information on environmental, health and safety regulations applicable to the Peruvian oil and gas sector, see “—Industry and regulatory framework—Peru—Regulatory entities.”

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

Our health and safety policy

We believe that the implementation of additional safety tools in our operations in 2012 have significantly contributed to control and minimizing risks in our operation. Actions taken by us included training, permits to work, internal audits, drills, tailgate safety meetings, job safety analysis and risk evaluations. As of December 31, 2014, on the last 12-month basis, our HSE development statistics shows that Lost Time Injury Frequency (LTIF) was 0.75 and our Total Recordable Incident Rate (TRIR) was 1.8 (every 1.000,000 worked hours) compared to 3.1 and 4.75, from 2013 respectively. We had no workforce-related fatal incidents related to work operations in 2014.

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

Currently, our insurance program includes, among other things, construction, fire, vehicle, technical, umbrella liability, director’s and officer’s liability and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. A loss not fully covered by insurance could have a materially adverse effect on our business, financial condition and results of operations. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Oil and gas operations contain a high degree of risk and we may not be fully insured against all risks we face in our business.”

Industry and regulatory framework

Global oil and gas industry

During 2013, global consumption and production increased for all fuels, reaching record levels for every fuel type except nuclear power. For each of the fossil fuels global consumption rose more rapidly than production.

Global oil consumption grew by 1.4 million bpd, or 1.4% –just above the historical average. Global oil production did not keep pace with the growth in global consumption, rising by just 550,000 bpd or 0.6%. The U.S. recorded the largest growth in the world and the largest annual increase in the country’s history for a second consecutive year, according to the BP Statistical Review of World Energy June 2014, or the BP Statistical Review.

World natural gas consumption grew by 1.4% in 2013, below the historical average of 2.6%. Global natural gas production grew by 1.1%, which was well below the 10-year average of 2.5%. Growth was below average in all regions except Europe and Eurasia. The U.S. (+1.3%) remained the world’s leading producer, but both Russia (+2.4%) and China (+9.5%) recorded larger growth increases in 2013. Nigeria (-16.4%), India (-16.3%), and Norway (-5%) recorded the largest decreases in production.

Total world proved oil reserves reached 1687.9 billion barrels at the end of 2013, sufficient to meet 53.3 years of global production. The largest additions to reserves came from Russia, adding 900 million barrels and Venezuela adding 800 million barrels. OPEC members continue to hold the majority of reserves, accounting for 71.9% of the global total. South & Central America continues to hold the highest R/P ratio. Over the past decade, global proved reserves have increased by 27%, or over 350 billion barrels.

Distribution of proved oil reserves in 1993, 2003 and 2013

Percentage

Source: BP Statistical Review

According to the BP Statistical Review, world proved natural gas reserves at year-end 2013 stood at 185.7 trillion cubic meters (tcm), sufficient to meet 55.1 years of global production. Proved reserves grew by 0.2% relative to year-end 2012 data. An increase in the US (+7.1%) accounted for all of the net growth in global proved reserves in 2013. Iran (33.8 tcm) and Russia (31.3 tcm) hold the largest proved reserves.

Distribution of proved natural gas reserves in 1993, 2003 and 2013

Percentage

Source: BP Statistical Review

The industry’s outlook is gradually shifting, driven mainly by supply patterns. According to BP’s Energy Outlook 2035, trade patterns are shifting. The strong growth of US tight oil in recent years has had a dramatic impact, with oil increasingly flowing from West to East rather than East to West. This is likely to continue, with strong growth in China and India driving energy demand. According to the BP Statistical Review, it is also expected that the market in gas will become more global as liquefied natural gas integrates regional markets and leads to greater congruence in global price movements.

Second, the energy mix continues to shift. Fossil fuels are projected to provide the majority of the world’s energy needs, meeting two-thirds of the increase in energy demand out to 2035. However, the mix will shift. Renewables and unconventional fossil fuels will take a larger share, along with gas, which is set to be the fastest growing fossil fuel, as well as the cleanest, meeting as much of the increase in demand as coal and oil combined.

Chile

Chile is recognized as the most developed and stable economy in South America. The country’s economy has grown consistently during the last two decades, a trend which is expected to continue in the near future. With over 50 free trade agreements, Chile is an open-market economy, and in 2010, became the first South American country to join the Organization for Economic Co-operation and Development, or the OECD. Chile holds investment-grade sovereign debt ratings from all major ratings agencies, S&P, Fitch and Moody’s (AA-, A+, and Aa3, respectively).

Oil and gas industry

Demand and consumption

According to ENAP, national consumption of refined oil products reached 18.45 mmcf in Chile during 2013, a 0.3% increase compared to 2012 and equivalent to 317,930 barrels per day. This increase was mainly due to strong and stable economic growth, offset by an increase in prices of the main products. As is the case in many OECD countries, oil is predominantly used as a transport fuel, but a notable difference in Chile is that diesel is used as a substitute for natural gas in power generation.

Diesel is the main product in terms of consumption in Chile, followed by gasoline and liquid petroleum gas, or “LPG.” Among the different types of refined oil products, LPG experienced the greatest increase in terms of consumption, with consumption increasing 6.4% compared to 2012.

Consumption in Chile by type of oil product (thousands of cubic meters)	2013	2012	% change from prior year
Diesel	9,183	9,153	0.3%
Gasoline	4,024	3,856	4.4%
LPG	2,244	2,109	6.4%
Fuel Oil	1,174	1,498	-21.6%
Kerosene	1,331	1,243	7.1%
Others	496	542	-8.5%
Total	18,452	18,401	0.3%

Source: ENAP 2013 Annual Report

Natural gas consumption grew significantly from the late 1990s to 2004, as direct pipeline connections were built to Argentina, providing a cheap and easily accessible supply. In 2002, however, the Argentine government capped the price of gas in its domestic market, resulting in increased demand for natural gas in Argentina. This led the Argentine government in 2004 to restrict natural gas exports to Chile in order to reserve them for domestic use. See “—Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—governmental actions in the countries in which we operate and in which we may operate in the future may adversely affect our business, financial condition and results of operations.” The restriction of Argentine natural gas exports has caused gas consumption in Chile to decrease significantly since 2004, when natural gas accounted for some 24% of the Total Primary Energy Supply, or TPES, according to the International Energy Agency. By 2009, natural gas only accounted for 8% of TPES.

LPG has been consumed in place of natural gas. As such, the LPG and gas markets overlap in Chile. LPG is predominantly used as a residential fuel in Chile (notably for cooking), particularly in relatively remote regions.

In 2013, the bulk of gas demand (51%) came from the power generation sector. Industry and the petrochemical sector accounted for 11%, and the residential/commercial sector for the remaining 13%.

Supply and production

Chile is a large net importer of both crude oil and oil products. Its hydrocarbon reserves, which comprise limited crude oil reserves and 1,435 bcf of natural gas reserves according to the OPEC Annual Statistical Bulletin 2014, or the OPEC Bulletin, are concentrated in the Magallanes Basin at the southern tip of the country.

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

Oil and Gas Infrastructure in Chile

In 2013, Chile produced 6.9 mbopd of crude oil and 965 million cubic meters of natural gas but imported 179.6 mbopd of crude oil and 137.3 bcf of natural gas, according to the Chilean Ministry of Energy.

The exploration and development of oil fields in Chile has historically been controlled mainly by ENAP, with few private companies working in this sector. We were the first private producer of oil and gas in Chile.

Regulation of the oil and gas industry

Under the Chilean Constitution, the state is the exclusive owner of all mineral and fossil substances, including hydrocarbons, regardless of who owns the land on which the reserves are located. The exploration and exploitation of hydrocarbons may be carried out by the state, companies owned by the state or private entities through administrative concessions granted by the President of Chile by Supreme Decree or CEOPs executed by the Minister of Energy. Exploitation rights granted to private companies are subject to special taxes and/or royalty payments. The hydrocarbon exploration and exploitation industry is supervised by the Chilean Ministry of Energy.

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

Regulatory entities

The Chilean Ministry of Energy and the National Commission of Energy (Comisión Nacional de Energía), or the CNE, are the principal government agencies responsible for the issuance of policies and regulations for the oil and gas sector. The Chilean Ministry of Energy is responsible for monitoring a participant’s compliance with its obligations under a CEOP. The Superintendency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles), or the SDEC, supervises compliance with regulations regarding gas pipeline transportation and the Ministry of Environment, the Environmental Assessment Agency and the Superintendency of Environment are responsible for environmental matters. The new Environmental Courts are responsible for settling disputes relating to environmental permits, claims against the Superintendency of Environment and claims concerning environmental damage.

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

Ministry of Environment, Environmental Assessment Agency and Superintendency of Environment

The Ministry of Environment, the Environmental Assessment Agency and the Superintendency of Environment are primarily responsible for environmental issues in Chile, including those affecting the oil and gas industry. The Ministry of Environment is responsible for the formulation and implementation of environmental policies, plans, programs and regulation, as well as for the protection and conservation of biological diversity and renewable natural resources and water resources and for promoting sustainable development and the integrity of environmental policy and regulations. The Environmental Assessment Agency is responsible for assessing whether projects that might have an adverse effect on the environment comply with Chilean environmental laws and regulations. The Environmental Assessment Agency directs and coordinates the environmental impact assessment process, whose final qualification is granted by the competent regional environmental assessment commission. The Superintendency of Environment’s primary responsibilities are monitoring compliance with the terms of an environmental impact assessment, as well as monitoring compliance with government plans to prevent environmental damage or to clean or restore contaminated geographical areas. The Superintendency of Environment has the power to suspend or terminate, or impose fines from US$1,000 up to US$10.0 million for, activities that it deems to have an adverse environmental impact, even if such activities comply with a previously approved environmental impact assessment.

The Environmental Courts

The Environmental Courts are principally responsible for hearing appeals of decisions made by the Superintendency of Environment and for adjudicating claims for environmental damage. There are currently two Environmental Courts in Chile, which began to hear claims on December 28, 2012 and on October 7, 2013, respectively. There is a third Environmental Court expected to begin hearing claims during 2016. The Environmental Court that will have jurisdiction over the area in which we operate elected its members on September 12, 2013 and began its operations in October, 2013.

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

Taxation

With regard to direct taxes on hydrocarbon exploitation, the general rule is that hydrocarbons are transferred to the contractor (its retribution under the CEOP), and those re-acquisitions from the contractor performed by Chile or its enterprises, as well as their corresponding acts, contracts and documents, are tax exempt. In addition, hydrocarbon exports by the contractor are also tax exempt. With regard to income taxes, as provided by article 5 of Decree Law No. 1,089, the contractor is subject either to a single tax calculated on its retribution, equal to 50% of such retribution, or to the general income tax regime established in the Income Tax Law (Decree Law No. 824 of 1974), in force at the time of the execution of the public deed which contains CEOPs, terms of which will be applicable and invariable throughout the duration of the contract. Income in Chile is subject to corporate tax on an accrual basis and has a current rate of 21% for fiscal year 2014. The applicable and invariable corporate income tax rates of our CEOPs range between 15% and 18.5%, as follows: the Fell Block is subject to a rate of 15%, the Otway and Tranquilo Blocks are subject to a rate of 17% and the Flamenco, Isla Norte and Campanario Blocks are subject to a rate of 18.5% for the income accrued or received during 2012 and 17% for the income accrued or received during 2013 and onward. Dividends or profits distributed to the foreign shareholders of the contractors are subject to 35% Additional Withholding Tax with a tax credit for the corporate income tax paid by the contractor. With regard to the value added tax, contractors may obtain as a refund the value added tax (which is 19% according to the Sales and Services Tax Law contained in Decree Law No. 825 of 1974) supported or paid on the import or purchase of goods or services used in connection with the exploration and exploitation activities. The applicable tax regime for each CEOP remains unchanged throughout the duration of the CEOP.

The Chilean Congress approved a reform to the income tax law in September 2014. Under this reform the income tax rate will increase from 20% in 2013 to: 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018. The operating subsidiaries that we control in Chile, which are GeoPark TdF S.A., GeoPark Fell S.p.A. and GeoPark Magallanes Limitada, are not affected by the income tax reform mentioned since they are covered by the tax treatment established in the CEOPs.

Colombia

Oil and gas industry

Today, Colombia is one of the largest and most stable economies in South America. The country has a stable political and judicial environment, with a strong track record of growth. Furthermore, Colombia holds investment-grade sovereign debt ratings from all major rating agencies (BBB, BBB- and Baa2 from S&P, Fitch and Moody’s, respectively).

In 2013, the country’s GDP grew by 4.7%, with CPI inflation at 2%. In order to stimulate growth and private investments, Colombia has throughout the last years entered into several free trade agreements, which include the agreement with the United States in May 2012 and the creation of the Pacific Alliance with Mexico, Peru and Chile in June 2013.

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

According to the BP Statistical Review, Colombia is the third-largest producer of crude oil and the sixth largest producer of natural gas in Central and South America. According to the BP Statistical Review, in 2013, the country’s oil production reached 1.004 mmbpd, with natural gas production of 12.6 bcm.

Colombia—production profile

Source: BP Statistical Review

Colombia is divided in 23 sedimentary basins. Colombian sedimentary basins have extensively developed petroleum systems that make them well suited for exploration and exploitation of hydrocarbons. Colombian supply growth is driven mainly by conventional resources located in reservoirs with large regional distribution systems and heavy oil development along the eastern part of the Tertiary Foreland basins. From 2002 to 2013, Colombian production increased at a CAGR of 5.1% for oil and 6.6% for natural gas.

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

ANLA

The ANLA was created pursuant to Decree 3573 of 2011 issued by the Colombian government with the participation of the Administrative Department of Public Functions (Departamento Administrativo de la Función Pública), and is responsible for hydrocarbon environmental licensing in Colombia. Any project in the hydrocarbons sector requiring an environmental license must submit to environmental licensing procedures, which require the presentation of an environmental impact assessment, an environmental management plan and a contingency plan. Environmental licenses are granted for exploration and production phases separately.

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

On December 26, 2012, Colombian Congress approved a number of tax reforms. These changes include, among other things, VAT rate consolidation, a reduction in corporate income tax (from 33% to 25%), changes to transfer pricing rules, the creation of a new corporate income tax to pay for health, education and family care issues (9% for fiscal years 2013 to 2015 and 8% from 2016 and beyond), modifications in individual income tax, new “thin capitalization” rules and a reduction of social contributions paid by certain employees. The implementation of such tax reforms requires further administrative regulation. As of the date of this annual report, some administrative regulations had been published, although we do not expect the final impact of these reforms to be material to our business.

In December 2014, Colombian Congress approved a tax reform. This reform has introduced a temporary net wealth tax assessed on net equity on domestic and foreign legal entities, kept the rate of the income tax on equality (enterprise contribution on equality, “CREE” for its Spanish acronym) at 9%, and applied a CREE surcharge until 2018, among other changes. The net wealth tax (NWT) assessed on net equity would apply for tax years 2015 through 2017 for domestic and foreign entities that hold any wealth in Colombia, directly or indirectly, via permanent establishments (PEs) or branches. In the case of foreign or domestic individuals, the NWT would apply until 2018. NWT will apply, for corporate taxpayers ,at progressive rates ranging from 1.15% in 2014; 1% in 2015 and decrease to 0.4% in 2016 and finally disappear in 2017,. NWT paid would not be deductible or creditable for Colombian income tax purposes. The Reform also extended the current 9% CREE tax rate, which was scheduled to decrease to 8% in 2016. Also, it will introduce a new CREE surcharge, beginning in 2015, from 5% in 2015, 6% in 2016, 8% in 2017 and  9% in 2018. Therefore, the accumulated corporate income tax rate will rise to 43% in 2018.

Brazil

Oil and gas industry

Recent discoveries in the E&P space have transformed Brazil’s oil and gas industry landscape and turned the country into one of the fastest-growing oil and gas markets in the world. According to the BP Statistical Review, the country’s proved oil reserves in 2013 jumping to 15.6 bboe, an increase of 1.8% as compared to the previous year. The reserves’ CAGR throughout the last 11 years has reached 4.3%, significantly above the world’s average CAGR of 2.2%. Furthermore, production has also grown above the global rate during this 11-year period—3.2% as compared to 1.3%—in great part favored by recent discoveries in the pre-salt and offshore Atlantic concessions. In 2013, oil production reached 2,114 mmbpd.

Similar dynamics took place for the natural gas market, with reserves in 2013 jumping to 0.5 trillion cubic meters, or tm3, with an implied 11-year CAGR of 5.9%, significantly above the global CAGR of 1.7%. Production has also grown above the global rate during this period—7.9% as compared to 2.7%—also favored by both non-associated gas finds and gas associated with the pre-salt areas. In 2013, natural gas production reached 21.3 bcm.

Today, offshore fields are the main contributor to reserves and production; however, the first phase of the production history in the sector, with upstream activities dating back to the 1940s, was in the onshore space, with the Recôncavo Basin in northeast Brazil playing a pivotal role. In 2013, proven domestic oil production contributed to more than 91% of total production (with the remainder located onshore). More than 94% of Brazil's reserves are located offshore, and 80% of all reserves are found offshore near the state of Rio de Janeiro. Offshore the state of Espirito Santo held the next largest accumulation at 9% of country's reserves.

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

Natural gas market in Brazil

The natural gas industry in Brazil has undergone significant changes over the past decade. During this period, natural gas was the fastest-growing component of the non-renewable energy mix in the country. Taking into account the increased local production and imports from Bolivia, natural gas currently accounts for about 8% of total Brazilian energy demand, according to the 2012 National Energy Balance published by the Energy Research Company, or EPE. Furthermore, according to EPE’s 2021 Ten Year Energy Expansion Plan, the share of natural gas in overall energy consumption in Brazil should reach 7.8% in 2016 and 8.1% in 2021. Production will be further boosted with the next bid round, which has been pre-announced by the ANP for the fourth quarter of 2013, and which will be dedicated to areas with gas potential according to studies led by the ANP.

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

Brazil’s production profile

Source: BP Statistical Review

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

Refineries

There are currently 16 refineries operating in Brazil, of which 13 are Petrobras-operated. The current refining capacity is approximately 2.2 mmboepd, up from the 1.9 mmboepd during the 2000s. This increase has been achieved through capacity expansion of the existing refineries. Petrobras has plans to continue the expansion of the country’s refining capacity, and several major projects are either underway or planned that will add a further 1.7 mmboepd of capacity.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 12 bidding rounds for exploration concessions since 1999. In November 2013, the twelfth round was conducted; 240 blocks in 13 sectors of seven basins were offered, of which 72 were awarded. Of these 72 blocks, we were awarded two new concessions (the PN-T-597 Concession in the Parnaíba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe Alagoas Basin in the State of Alagoas). Our PN-T-597 is still subject to the entry into the concession agreement. See “—Our operations—Operations in Brazil” and “—Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close” for more information.

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

For example, currently, based on Convention No. 130/2007 , the state of Rio de Janeiro grants tax calculation basis reduction for the exploitation (generating a tax burden of 7.5%, with the recoverability of credits or 3%, without the recoverability of credits) and production of oil and gas (generating a tax burden of 1.5%, without the recoverability of credits). For production activities, the legislation used to grant an exemption of ICMS, which was changed to a tax calculation basis reduction, according to Resolution Sefaz No. 631, dated May 14th, 2013.

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

Brazil has enacted a corporate tax reform, Law 12.973 of 13 May 2014. On upstream operations, as from 2015 fiscal year, the new tax law may generate timing effects for income tax purposes on the deduction of pre-operational costs as well as depreciation of fixed assets and amortization of intangibles. The new law imposes restrictions for the tax deduction of goodwill arising from in-house operations, and brings several changes to the Brazilian CFC rules.

Peru

Peru is the eighth largest crude oil reserve holder in Central and South America, with 633 million barrels of proved reserves, as of January 2014, according to Oil and Gas Journal. Much of Peru’s proved oil reserves are located onshore in the Amazon region. Proved natural gas reserves in Peru were 15.4 trillion cubic feet in 2014, the third largest in Central and South America following Venezuela and Mexico.

Crude oil production in Peru has been declining since the mid-1990s, but the country’s total liquid fuels production has been bolstered by increased output of natural gas liquids (“NGLs”). As a result, total liquid fuels production has steadily increased over the past decade to average 175,000 barrels per day (b/d) in 2013, of which nearly 60% was NGLs.

Petroleum consumption in Peru averaged 171,000 b/d in 2013. Peru imports crude oil and refined products to satisfy both domestic demand and export commitments. The country imports most of its crude oil from Ecuador, with smaller amounts from other countries in South America and West Africa.

Peru has six oil refineries with a total crude distillation capacity of almost 199,000 b/d. Repsol YPF operates the largest refinery in the country, the 108,000-b/d La Pampilla refinery located in Lima. Most of the other refineries are owned by the state-owned company, Petroperu.

Dry natural gas production in Peru has grown rapidly since the Camisea field went on stream in 2004.

 Peru became a natural gas exporter in 2010 when it commissioned South America’s first liquefied natural gas (“LNG”) plant, Melchorita.

Peru’s production profile

Peruvian hydrocarbon legislation.

The hydrocarbons activities in Peru are mainly regulated by the General Hydrocarbons Law (Law 26,221), and several regulations enacted in order to develop the provisions included in such law.

According to the Hydrocarbons Law, oil and gas exploration and production activities are carried out under license or service contracts granted by the government. Under a license contract, the investor pays a royalty, whereas under a service contract, the government pays remuneration to the contractor. As stated by the Peruvian Constitution and the Organic Law for Hydrocarbons, a license contract does not imply a transfer or lease of property over the area of exploration or exploitation. By virtue of the license contract, the contractor acquires the authorization to explore or to exploit hydrocarbons in a determined area, and Perupetro (the entity that holds the Peruvian state interest) transfers the property right in the extracted hydrocarbons to the contractor, who must pay a royalty to the state.

License and service contracts are approved by a supreme decree issued by the Peruvian Ministry of Economy and Finance, and the Peruvian Ministry of Energy and Mining, and can only be modified by a written agreement signed by the parties. Before initiating any negotiation, every oil and gas company must be duly qualified by Perupetro, in order to determine if it fulfills all the requirements needed to develop exploration and production activities under the contract form requirements mentioned above. When a contractor is a foreign investor, it is expected to incorporate a subsidiary company or registered branch in accordance with Peru’s laws and to appoint local representatives who will interact with Perupetro.

License and services agreements may be granted for just an exploitation stage -when a commercial discovery has been made- or for an exploration and exploitation stage –when such discovery has not been made yet.  In this case, the exploration phase will last no more than 7 years, counted from the effective date of the contract (60 days after the signing date). This term can be divided into several periods as agreed in the contract, and all of them with a minimum work obligation that should be fulfilled by a contractor in order to access to the next exploration period. The exploitation phase will last 40 years from the effective date of the contract in case of natural gas discoveries and 30 years from the effective date in case of oil discoveries.

The Ministry of Energy and Mines may exceptionally authorize an extension of three years for the exploration stage, if the contractor has fulfilled with the minimum work program established in the contract, and also commits to fulfill an additional work program that justifies such extension. The contractor shall be responsible for providing the technical and economic resources required for the execution of the operations of this phase.

The Peruvian regulations also established the roles of the Peruvian government agencies that regulate, promote and supervise oil and gas industry, including the Ministry of Energy and Mines, Perupetro and OSINERGMIN.

Peruvian tax regime.

The fiscal regime that applies in Peru to the oil and gas industry consists of a combination of corporate income tax, royalties and other levies.

In general terms, oil and gas companies are subject to the general corporate income tax regime; nevertheless, there are certain special tax provisions for the oil and gas sector.  Resident companies (incorporated in Peru), are subject to income tax on their worldwide taxable income. Branches and permanent establishments of foreign companies that are located in Peru and non-resident entities are taxed on income from Peruvian sources only.

Taxable income is generally computed by reducing gross revenue by cost of goods sold and all expenses necessary to produce the income or maintain the source of income. Certain types of revenue, however, must be computed as specified in the tax law and some expenses are not fully deductible for tax purposes. Business transactions must be recorded in legally authorized accounting records that are in full compliance with the International Accounting Standards (IAS). Contractors in a license or services contract for the exploration or exploitation of hydrocarbons (Peruvian corporations and branches) are entitled to keep their accounting records in foreign currency, but taxes must be paid in Peruvian Nuevos Soles (“PEN”).

Any investments in a contract area that did not reach the commercial extraction stage and that were totally released, can be accumulated with the same type of investments made in another contract that is in the process of commercial extraction. These investments are amortized in accordance with the amortization method chosen in the letter contract. If the contractor has entered into a single contract, the accumulated investments are charged as a loss against the results of the contract for the year of total release of the area for any contract that did not reach the commercial extraction stage, with the exception of investments consisting of buildings, power installations, camps, means of communication, equipment and other goods that the contractor keeps or recovers to use in the same operations or in other operations of a different nature.

The contractor determines the tax base and the amount of the tax, separately and for each contract. If the contractor carries out related activities (i.e., activities related to oil and gas, but not carried out under the terms of the contract) or other activities (i.e., activities not related to oil and gas), the contractor is obligated to determine the tax base and the amount of tax, separately, and for each activity.

The corresponding tax is determined based on the income tax provisions that apply in each case (subject to the tax stability provisions for contract activities and based on the regular regime for the related activities or other activities). The total income tax amount that the contractor must pay is the sum of the amounts calculated for each contract, for both the related activities and for the other activities. The forms to be used for tax statements and payments are determined by the tax administration. If the contractor has more than one contract, it may offset the tax losses generated by one or more contracts against the profits resulting from other contracts or related activities. Moreover, the tax losses resulting from related activities may be offset against the profits from one or more contracts.

It is possible to choose the allocation of tax losses to one or more of the contracts or related activities that have generated the profits, provided that the losses are depleted or are compensated to the limit of the profits available. This means that if there is another contract or related activity, the taxpayer can continue compensating tax losses until they are totally used. A contractor with tax losses from one or more contracts or related activities may not offset them against profits generated by the other activities. Furthermore, in no case may tax losses generated by the other activities be offset against the profits resulting from the contracts or from the related activities.

During the exploration phase, operators are exempt from import duties and other forms of taxation applicable to goods intended for exploration activities. Exemptions are withdrawn at the production phase, but exceptions are made in certain instances, and the operator may be entitled to temporarily import goods tax-free for a two-year period (“Temporary Import”). A temporary Import may be extended for additional one year periods for up to two years upon the request of an operator, approval of the Ministry of Energy and Mines and authorization of the Superintendencia Nacional de Aduanas y de Administracion Tributaria (Peruvian Customs Agency).

Peruvian labor and safety legislation.

Indefinite-term contracts are the general rule for hiring in Peru, although fixed-term contracts and part–time contracts may also be signed as an exception. In any labor contract in Peru, the workers will usually have, among others, the following labor benefits: a) vacation time, b) two legal bonuses (each one equal to one month of salary), c) severance payment (CTS), d) family allowance, e) public health insurance, and f) life insurance.

In addition, companies that generate business income are required to distribute a percentage of their annual income among their workers. The percentage to be distributed depends on the activity to be performed by the company. In case of companies that perform oil and gas activities, the percentage will be 5%.

Employment contracts can only be terminated based on the reasons provided by Peruvian law. If an employment contract is terminated for any other reason, the employer will be required to pay damages to the employee for arbitrary dismissal (calculated according to the length of service), or may be required to reinstate the employee.

Foreign workers are allowed by Peruvian labor laws. However, such workers should not exceed the 20% of the total workforce of the company, except by specialized technical staff or management staff for new business activities. Any foreign worker will need a proper immigration visa work in Peru.

There are several regulations for protecting the safety and health of the workers. Oil and gas companies are obliged to fulfil not only the general regime included in the labor laws, but also the specific regime approved for hydrocarbons activities. These regulations contain provisions on accident prevention, living conditions, sanitary facilities, water quality in the workplaces, medical assistance and first-aid services, safety measures related to camps, medical assistance, food conditions, handling of explosives, etc.

Peruvian environmental regulation.

Before initiating any hydrocarbon activity (e.g. seismic exploration, drilling of exploration wells, etc.) the contractor must file and obtain an approval for an Environmental Impact Study (EIS), which is the most important permit related to HSE for any hydrocarbon project. This study includes technical, environmental and social evaluations of the project to be executed in order to define the activities that should be required for preventing, minimizing, mitigating and remediation of the possible negative environmental and social impacts that the hydrocarbon project may generate.

Depending on the type of hydrocarbon activity the contractor is intended to execute, it should file the following types of environmental studies:

•   Environmental Impact Statement (EIS)
•   Environmental Impact Study (EIS)
•   Semi detailed Environmental Impact Study (SEIS)

The competent authority for approving the environmental studies is the Ministry of Energy and Mines, through the General Bureau of Energetic Environmental Affairs (GBEEA). However, such role will be assumed by the Ministry of Environment in the short term.

 There are general environmental regulations for the protection of water, soils, air, endangered species, biodiversity, natural protected areas, etc. In addition, there are specific environmental regulations applicable to the hydrocarbon industry.

Argentina

Oil and gas industry

Argentina is the second-largest producer of natural gas and the fourth-largest producer of crude oil in Central and South America, according to the BP Statistical Review. The country is a leading producer and consumer of natural gas in South America, and has a globally significant unconventional oil and gas resource base. Production of both oil and natural gas throughout the last years has been dropping as a result of the maturing of the production fields and lack of investment. In 2013, the country’s natural gas production reached 35.5 bcm, with oil production at 656 mmbblpd.

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

After declining during the economic crisis of 2001 and 2002, Argentina’s real gross domestic product, or GDP, grew at a compounded average growth rate, or CAGR, of 8.5% from 2003 to 2008. Although the growth rate decelerated to 0.9% in 2009 as a result of the global financial crisis, it recovered in 2010 and 2011, growing at an annual rate of approximately 9%, respectively, according to preliminary official data. In 2012, the Argentine economy experienced a slowdown with GDP increasing at a rate of 1.9% on an annualized basis compared to the preceding year according to the methodology of calculation prevailing until March 2014. On March 27, 2014, the Argentine government announced a new method of calculating GDP by reference to 2004 as the base year (as opposed to 1993, which was the base reference year under the prior method of calculating GDP). As a result of the application of this new method, the estimated GDP for 2013 was revised from 4.9% to 2.9%. In Argentina, widespread import and exchange controls also affected business confidence and investment.

Argentina’s production profile

Source: BP Statistical Review

Driven by economic expansion and stable domestic prices, energy consumption has increased significantly from 2002 to 2013, with demand for oil and gas increasing from 331.7 mboe in 2002 to 448 mboe in 2013. Argentine natural oil and gas consumption grew at a CAGR of approximately 4.4% during this period, according to the BP Statistical Review. In recent years, demand has outpaced energy supply (in 2013, the deficit reached 66 mboe). As a result of this increasing demand and the maturing of local reserves the country’s production surplus has shifted toward a deficit. Still, according to the BP Statistical Review, Argentina’s R/P ratio is at 9.8x for oil and 8.9x for gas.

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

Regulation of exploration and production activities

New Hydrocarbon Act:

In October 31, 2014 the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319.

The most relevant aspects of the new law are as follows:

•
With regards to concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•
With regards to royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•
The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least 250 million dollars, increasing the benefits for other type of projects.

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

The following chart shows our main corporate structure as of December 31, 2014.

GeoPark Limited (Bermuda)
100%
100%
99.9%
99.9%
99.9%
1%
GeoPark Latin America Limited – Bermuda (Bermuda)
GeoPark Argentina Limited – Bermuda (Bermuda)
GeoPark Latin America Coöperatie U.A. (Netherlands)
GeoPark Peru Coöperatie U.A. (Netherlands)
GeoPark Brazil Coöperatie U.A. (Netherlands)
100%
GeoPark Latin America Limited Agencia en Chile (Chile)
100%
GeoPark Argentina Limited - Argentinean Branch (Argentina)
80%
GeoPark Colombia Coöperatie U.A. (Netherlands)
20%
LG International*
99.9%
GeoPark Brazil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
100%
GeoPark Colombia SAS (Colombia)
100%
Rio das Contas Produtora de Petróleo Ltda (Brazil)
80%
99.9%
100%
LG International*
20%
GeoPark Chile S.A. (Chile)
GeoPark S.A. (Chile)
GeoPark Colombia S.A. (Chile)
99.9%
GeoPark SAC (Peru)
14%
86%
100%
99%
GeoPark TdF S.A. (Chile)
GeoPark Fell SpA. (Chile)
GeoPark Magallanes Limitada (Chile)
99.9%
99.9%
GeoPark Peru S.A.C. (Peru)
GeoPark Operadora del Peru S.A.C. (Peru)
Bermuda Companies
Chilean Companies
Argentinean Companies
Colombian Companies
Brazilean Companies
Netherlands Companies
Peruvian Companies

Following the completion of our pending Morona Block Acquisition which we expect to take place in 2015, we expect GeoPark Perú will hold the assets we acquire in Peru.

D.	Property, plant and equipment

See “—B. Business Overview—Title to properties”

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this annual report, as well as the information presented under “—Item 3. Key Information— A. Selected financial data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “—Item 3. Key Information—D. Risk factors” and “Forward-looking statements.”

Factors affecting our results of operations

We describe below the year-to-year comparisons of our historical results and the analysis of our financial condition. Our future results could differ materially from our historical results due to a variety of factors, including the following:

Discovery and exploitation of reserves

Our results of operations depend on our level of success in finding, acquiring (including through bidding rounds) or gaining access to oil and natural gas reserves. While we have geological reports evaluating certain proved, contingent and prospective resources in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercial production of oil and natural gas. The calculation of our geological and petrophysical estimates is complex and imprecise, and it is possible that our future exploration will not result in additional discoveries, and, even if we are able to successfully make such discoveries, there is no certainty that the discoveries will be commercially viable to produce. We have been able to successfully develop our assets through drilling, with 72%, or 147, of the 205 exploratory, appraisal and development wells that we drilled from January 1, 2006 through December 31, 2014 becoming productive wells.

For the year ended December 31, 2014, we drilled 53 new wells, 32 in Chile, and 21 in Colombia and acquire seismic in Brazil in blocks in which we have working interests and/or economic interests. We made total capital expenditures of US$238.0 million (US$154.3 million, US$71.4 million, US$0.2 million, US$0.7 million and US$11.4 million in Chile, Colombia, Argentina, Peru and Brazil, respectively) for the year 2014, consisting of US$97.9 million related to exploration.

In March 2014 we invested US$140.1 million in Brazil to acquire Rio das Contas, which we financed through the incurrence of a loan of US$70.5 million and cash on hand.

At the base budget oil price assumption of US$45-US$50 per bbl, GeoPark is targeting a fully-funded US$60 million-US$70 million work and investment program. The bulk of this 2015 work program is targeted to further develop and produce GeoPark’s Tigana and Tua oil fields in the Llanos 34 Block in Colombia, which currently provide the lowest risk production and reserve growth opportunities with attractive operating netbacks.

The work program break-down is approximately as follows: Colombia with US$35 million-US$40 million in new drilling and facility construction; Chile with US$5 million-US$8 million in well workovers and facility construction; Brazil with US$6 million-US$7 million in the Manati compression plant installation and seismic processing; Peru with US$8 million-US$9 million mainly in environmental studies; and Argentina with US$3 million-US$4 million in seismic studies

If oil prices average higher than the base budget price, GeoPark has the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production.

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

For example, from January 1, 2010 to December 31, 2014, Brent spot prices ranged from a low of US$55.27 per barrel to a high of US$128.14 per barrel, NYMEX WTI crude oil contracts prices ranged from a low of US$53.45 per bbl to a high of US$113.39 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.82 per mmbtu to a high of US$8.15 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$240.34 per metric ton to a high of US$564.12 per metric ton. We have historically not hedged our production to protect against fluctuations in the international oil prices.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by approximately 50% between August 2014 and March 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its cash. For more information see “—Item 3. Key Information—D. Risk Factors—Risks relating to our business—Current oil industry price crisis and the impact on GeoPark’s operations.”

Additionally, the oil and gas we sell may be subject to certain discounts. For instance, in Chile, the price of oil we sell to ENAP is based on Brent minus certain marketing and quality discounts based on, among other things, API and mercury content. Mercury content can vary depending on the geology and features in each field. As a result, our average realized price for the years ended December 31, 2014 and 2013 was  of US$89.4 per bbl and US$84.3 per bbl, respectively.

We have a long-term gas supply contract with Methanex. The price of the gas sold under this contract is determined based on a formula that takes into account various international prices of methanol, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—A substantial or extended decline in oil, natural gas and methanol prices may materially adversely affect our business, financial condition or results of operations.” As of the date of this annual report, we had not entered into any derivative arrangements or contracts to mitigate the impact on our results of operations of fluctuations in commodity prices.

In Colombia, the price of oil we sell is based on Brent, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulfur, delivery point and water content, as well as on certain transportation costs (including pipeline costs and trucking costs). The delivery points for our production range from the well head to the port of export (Coveñas), depend on the client: if sales are made via pipeline, the delivery point is usually the pipeline injection point, whereas for direct export sales, the most frequent delivery point is the well head. As a result, our average realized price for the year ended December 31, 2014 was US$73.0 per bbl.  Our oil sales contracts in Colombia are short-term agreements and do not commit the parties to a minimum volume, and are subject to the ability of either party to receive or deliver the production, as applicable.

If the market prices of WTI, Brent and methanol had fallen by 10% as compared to actual prices during the year, with all other variables held constant, after-tax profit for the year ended December 31, 2014 would have been lower by US$29.2 million (US$27.2 million in 2013).

In Brazil, prices for gas produced in the Manatí Field are based on a long-term off-take contract with Petrobras. For the year ended December 31, 2014, Rio das Contas’s average sale price was US$39/boe. The price of gas sold under this contract is denominated in reais and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Índice Geral de Preços—Mercado), or IGPM.

We do not have a price-hedging transaction currently outstanding. Our Board of Directors could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market volatility.

Production costs

Our production costs consist primarily of expenses associated with the production of oil and gas, the most significant of which are gas plant leasing, facilities and wells maintenance (including pulling works), labor costs, contractor and consultant fees, chemical analysis, royalties and products, among others. As commodity prices increase or decrease, our production costs may vary.  We have historically not hedged our costs to protect against fluctuations.

Availability and reliability of infrastructure

Our business depends on the availability and reliability of operating and transportation infrastructure in the areas in which we operate. Prices and availability for equipment and infrastructure, and the maintenance thereof, affect our ability to make the investments necessary to operate our business, and thus our results of operations and financial condition. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production.”

In order to mitigate the risk of unavailability of operating and transportation infrastructure, we have invested in the construction of plant and pipeline infrastructure to produce, process and store hydrocarbon reserves and to transport them to market. In the Fell Block, for example, we have constructed over 120 km of pipeline and a gas plant with a processing and compression capacity of 35.3 mmcfpd. We also constructed an oil treatment plant with a processing capacity of 9,500 bopd to service oil produced in the Fell Block, which became operative in November 2013.

Production levels

Our oil and gas production levels are heavily influenced by our drilling results, our acquisitions and, to a lesser extent, oil and natural gas prices. Since being awarded 100% of the working interest in the Fell Block in 2006, and through December 31, 2014, we have drilled 113 exploratory, appraisal and development wells in the Fell Block, with 76%, or 86, of such wells becoming productive. Production at the Fell Block has increased from 3,292 boepd in 2008 to 5,850 boepd as of December 31, 2014. Since acquiring our Colombian operations and through December 31, 2014, 67 exploratory, appraisal and development wells have been drilled in blocks in which we have working interests and/or economic interests, with 69% of such wells becoming productive. Production in our Colombian operations has increased from 2,965 boepd for the month of April 30, 2012 to 10,807 boepd for the year ended December 31, 2014.

We expect that fluctuations in our financial condition and results of operations will be driven by the rate at which production volumes from our wells decline. As initial reservoir pressures are depleted, oil and gas production from a given well will decline over time. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.”

Contractual obligations

In order to protect our exploration and production rights in our license areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P Contracts and concession agreements. The costs to maintain or operate our license areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “—Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various CEOPs, E&P Contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

Administrative costs

Our administrative costs for the year ended December 31, 2014 increased by US$1.6 million, or 3.4%, compared to the year ended December 31, 2013. Our administrative costs increased by US$17.8 million, or 61.8%, from 2012 to 2013, mainly due to (i) higher corporate expenses related to our growth strategy and new business efforts, (2) increased staff costs in Colombia, and (iii) the start-up of our operations in Tierra del Fuego, Chile. Furthermore, administrative costs may continue to increase as a result of our Peruvian operations, and as a result of becoming a publicly traded company in the United States. Public company costs include expenses associated with our annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs and accounting and legal services.

Acquisitions

Our results of operations are significantly affected by our past acquisitions. We generally incorporate our acquired business into our results of operations at or around the date of closing, such as our Colombian acquisitions in 2012 and our Rio das Contas acquisition in 2014, which limits the comparability of the period including such acquisitions with prior or future periods.

As described above, part of our strategy is to acquire and consolidate assets in Latin America. We intend to continue to selectively acquire companies, producing properties and concessions, as the pending Morona Block. As with our historical acquisitions, any future acquisitions could make year-to-year comparisons of our results of operations difficult. We may also incur additional debt, issue equity securities or use other funding sources to fund future acquisitions.

Functional and presentational currency

Our Consolidated Financial Statements are presented in U.S. dollars, which is our functional and presentational currency. Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates, or the functional currency, which is the U.S. dollar in each case, except for our Brazil operations, where the functional currency is the real.

Geographical segment reporting

We divide our business into five geographical segments—Chile, Colombia, Brazil, Peru and Argentina—that correspond to our principal jurisdictions of operation. Activities not falling into these four geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment. As of December 31, 2014, our Chilean segment contributed US$145.7 million, or 34.0%, of our revenues, our Colombian segment contributed US$246.1 million, or 57.4%, of our revenues, our Brazilian segment contributed US$35.6 million, or 8.3%, of our revenues and our Argentine segment contributed US$1.3 million, or 0.3%, of our revenues.

In the description of our results of operations that follow, our “Other” operations reflect our non-Chilean, non-Colombian and non-Brazilian operations, primarily consisting of our Argentine, Peruvian (mainly related to the start-up of our operations in such country) and corporate head office operations.

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

Exploration costs

Exploration costs consist of geosciences costs, including wages and salaries and share-based compensation not subject to capitalization, write-offs of unsuccessful exploration efforts, geological consultancy costs and costs relating to independent reservoir engineer studies. In particular, upon completion of the evaluation phase, a prospect is either transferred to oil and gas properties if it contains reserves, or is charged as exploration costs in the period in which the determination is made. See “—Critical accounting policies and estimates—Oil and gas accounting.”

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

For further information relating to impairment of property, plant and equipment, please see Note 38 to our audited consolidated financial statements.

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

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation takes into account estimated future finding and development costs, and is based on current year-end un-escalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

Contingencies

From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental and health & safety matters. For example, from time to time, the Company receives notices of environmental, health and safety violations. Based on what our Management currently knows, such claims are not expected to have a material impact on the financial statements.

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

We acquired Winchester and Luna on February 14, 2012 and Cuerva on March 27, 2012. Accordingly, our results for the year ended December 31, 2014, 2013 and 2012 are not fully comparable with prior periods. For accounting purposes, the results of operations of Winchester, Luna and Cuerva were consolidated into our financial statements beginning on January 31, 2012, January 31, 2012 and March 31, 2012, respectively. See Note 34 to our Annual Consolidated Financial Statements.

In addition, we closed the acquisition of Brazilian Rio das Contas on March 31, 2014 and began consolidating its financials beginning on March 31, 2014. Accordingly, our results of operations for the year ended December 31, 2014, are not fully comparable with prior periods.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table summarizes certain of our financial and operating data for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
	2014	2013	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	367,102	315,435	16%
Net gas sales	61,632	22,918	169%
Net revenue	428,734	338,353	27%
Production costs	(229,650)	(179,643)	28%
Gross profit	199,084	158,710	25%
Gross margin (%)(1)	46%	47%	(1)%
Exploration costs	(43,369)	(16,254)	167%
Administrative costs	(48,164)	(46,584)	3%
Selling expenses	(24,428)	(17,252)	42%
Impairment loss for non-financial assets	(9,430)	-	100%
Other operating (expense) / income	(1,849)	5,344	(135)%
Operating profit	71,844	83,964	(14)%
Financial results	(50,719)	(33,876)	50%
Profit before income tax	21,125	50,088	(58)%
Income tax	(5,195)	(15,154)	(66)%
Profit for the year	15,930	34,934	(54)%
Non-controlling interest	8,418	12,922	(35)%
Profit for the year attributable to owners of the Company	7,512	22,012	(66)%

Net production volumes
Oil (mbbl)	5,307	4,056	31%
Gas (mcf)	11,197	5,263	112%
Total net production (mboe)	7,173	4,933	45%
Average net production (boepd)	19,653	13,517	45%
Average realized sales price
Oil (US$per bbl)	77.5	81.9	(5)%
Gas (US$per mmcf)	6.4	5.0	28%
Average unit costs per boe (US$)
Operating cost	16.2	19.0	(15)%
Royalties and other	3.3	3.5	(6)%
Production costs(2)	19.5	22.5	(13)%
Depreciation	14.7	13.9	6%
Total production cost	34.5	36.4	(5)%
Exploration costs	6.5	3.3	97%
Administrative costs	7.2	9.4	(23)%
Selling expenses	3.7	3.5	6%

(1)	Gross margin is defined as total revenue minus production costs, divided by total revenue.

(2)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2014						2013
	Chile	Colombia		Brazil	Other	Total	Chile	Colombia	Other	Total
		(in thousands of US$)
Net revenue	145,720	246,085	35,621	1,308	428,734	157,491	179,324	1,538	338,353
Gross profit/(loss)	68,096	114,405	15,919	664	199,084	89,906	67,612	1,192	158,710
Depreciation	(37,077)	(52,713)	(11,613)	(254)	(101,657)	(30,471)	(39,406)	(323)	(70,200)
Impairment and write-off	(28,772)	(10,994)	-	(31)	(39,797)	(7,704)	(3,258)	-	(10,962)

Net revenue

For the year ended December 31, 2014, crude oil sales were our principal source of revenue, with 86% and 14% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2013 to the year ended December 31, 2014.

	For the year ended December 31,
	2014	2013
Consolidated	(in thousands of US$)
Sale of crude oil	367,102	315,435
Sale of gas	61,632	22,918
Total	428,734	338,353

	Year ended December 31,		Change from prior year
	2014	2013		%
By country	(in thousands of US$, except for percentages)
Chile	145,720	157,491	(11,771)	(7)%
Colombia	246,085	179,324	66,761	37%
Brazil	35,621	-	35,621	100%
Other	1,308	1,538	(230)	(15)%
Total	428,734	338,353	90,381	27%

Net revenue increased 27%, from US$338.4 million for the year ended December 31, 2013 to US$428.7 million for the year ended December 31, 2014, primarily as a result of (i) incorporation of 9 months of results for Rio das Contas in our Brazil operations and (ii) an increase in volumes of crude sales by 33%. Sales of crude oil increased to 5.0 mmbbl in the year ended December 31, 2014 compared to 3.8 mmbbl in the year ended December 31, 2013, and resulted in net revenue of US$367.1 million for the year ended December 31, 2014  compared to US$315.4 million for the year ended December 31, 2013. In addition, sales of gas increased from US$22.9 million for the year ended December 31, 2013 to US$61.6 million for the year ended December 31, 2014 due to the incorporation of 9 months of sales for Rio das Contas, transaction that closed in March 31, 2014.

The increase in 2014 net revenue of US$90.4 million is mainly explained by:

•	an increase of US$66.8 million in oil sales in Colombia

•	an increase of U$S35.6 million in sales in Brazil, related to our Rio das Contas operations and including US$1.5 million of oil sales and US$34.1 million of gas sales.

•	a decrease of US$11.8 million in sales in Chile, including US$16.4 million in oil sales, partially offset by an increase in gas sales of US$4.6 million.

Net revenue attributable to our operations in Chile for the year ended December 31, 2014 was US$145.7 million, a 7% decrease from US$157.5 million for the year ended December 31, 2013, principally due to (1) decreased sales of crude oil of 1.3 mmbbl for the year ended December 31, 2014 compared to 1.6 mmbbl for the year ended December 31, 2013 (a decrease of 16%) due to the decline in base production, partially offset by new wells drilled, (2) increased average realized prices per barrel of crude oil from US$84.3 per barrel for the year December 31, 2013 to US$89.4 per barrel for the year ended December 31, 2014  (an increase of US$5.1 per barrel or a total of 6%). The increase in the average realized price per barrel was partly attributable to lower quality discounts in the year ended December 31, 2014 as compared to the same period in 2013, partially offset by lower international reference prices. The net decreased sales of crude oil were partially offset by a US$4.6 million increase in gas sales mainly driven by higher average gas prices and to a lesser extent due to our Tierra del Fuego operations. The contribution to our net revenue during such years from our operations in Chile was 34% and 47%, respectively.

Net revenue attributable to our operations in Colombia for the year ended December 31, 2014  was US$246.1 million, compared to US$179.3 million for the year ended December 31, 2013, representing 57% and 53% of our total consolidated sales. Such amounts were primarily due to increased sales of crude oil, from 2.4 mmbbl for the year ended December 31, 2013 to 3.7 mmbbl for the year ended December 31, 2014, an increase of 54%. This increase resulted mainly from the development of the Tigana and Tua fields in the Llanos 34 Block. This was partially offset by a decrease in the average realized prices per barrel of crude oil from US$80.3 per barrel to US$73.0 per barrel, primarily due to lower reference international prices.

Net revenue attributable to our operations in Brazil for the year ended December 31, 2014 was US$35.6 million, representing 8% of our total consolidated sales, were related to our Rio das Contas operations and were composed of 96% gas sales, amounting to US$34.1 million.

Production costs

The following table summarizes our production costs for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
	2014	2013	% Change from prior year
Consolidated (including Chile, Colombia, Argentina and Brazil)	(in thousands of US$, except for percentages)
Depreciation	(99,360)	(68,579)	45%
Royalties	(22,166)	(17,239)	29%
Staff costs	(17,731)	(14,202)	25%
Transportation costs	(11,534)	(11,392)	1%
Well and facilities maintenance	(25,475)	(20,662)	23%
Consumables	(16,157)	(14,855)	9%
Equipment rental	(7,563)	(7,139)	6%
Other costs	(29,664)	(25,575)	16%
Total	(229,650)	(179,643)	28%

	Year ended December 31,
	2014			2013 (1)
	Chile	Brazil	Colombia	Chile	Colombia
By country	(in thousands of US$)
Depreciation	(35,856)	(11,553)	(51,856)	(29,287)	(39,233)
Royalties	(6,777)	(2,794)	(12,353)	(7,384)	(9,661)
Staff costs	(4,026)	-	(13,962)	(6,508)	(8,988)
Transportation costs	(6,784)	-	(4,663)	(6,456)	(4,733)
Well and facilities maintenance	(14,157)	-	(10,969)	(8,163)	(12,105)
Consumables	(2,111)	-	(13,974)	(1,891)	(12,886)
Equipment rental	(97)	-	(7,433)	-	(7,139)
Other costs	(7,816)	(5,355)	(16,470)	(7,896)	(16,967)
Total	(77,624)	(19,702)	(131,680)	(67,585)	(111,712)

(1)	No information is available for Brazil for 2013 as Rio das Contas was acquired in March 2014.

Production costs increased 28%, from US$179.6 million for the year ended December 31, 2013 to US$229.7 million for the year ended December 31, 2014, primarily due to increased costs in the Colombian operations and the addition of US$19.7 million in such costs from our Brazilian operations related to the incorporation of 9 months of our Rio das Contas operations.

In our Chilean operations, production costs increased by 15%, due to higher depreciation charges per boe (that increased 41% to $17.5 per boe in 2014) and the impact on fixed costs from lower oil and gas production and the startup of operations in the Tierra del Fuego Blocks. In the year ended December 31, 2014, in Chile, operating costs per boe increased to US$16.7 per boe from US$12.2 per boe in 2013. In the year ended December 31, 2014, the revenue mix for Chile was 81.1% oil and 18.9% gas, whereas for the same period in 2013 it was 85.5% oil and 14.5% gas.

Production costs in Colombia increased 18%, to US$131.6 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily due to increased production and deliveries in the year ended December 31, 2014. However, operating costs per boe in Colombia decreased to US$18 per boe for the year ended December 31, 2014 from US$26 per boe for the year ended December 31, 2013, due to the fact that increased production generated improved fixed cost absorption, which positively impacted the production costs per boe. In addition, depreciation charges per boe decreased 17% to $14 per boe in 2014.

Production costs in Brazil amounted to US$19.7 million for the year ended December 31, 2014 corresponding to our Rio das Contas operations. Operating costs per boe in decreased to US$6 per boe for the year ended December 31, 2014.

Gross profit

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	68,096	89,906	(21,810)	(24)%
Colombia	114,405	67,612	46,793	69%
Brazil	15,919	-	15,919	100%
Other	664	1,192	(528)	(44)%
Total	199,084	158,710	40,374	25%

Gross profit increased 25%, from US$158.7 million for the year ended December 31, 2013 to US$199.1 million for the year ended December 31, 2014, as a result of (i) increased sales and production in Colombia, (ii) the incorporation of nine months corresponding to our Rio das Contas operations in Brazil in the year ended December 31, 2014, partially offset by decreased net revenues and higher production costs in our Chilean operations. As a result, gross margin for the year ended December 31, 2014 was 46%, which represented a slight decrease of 1% as compared to the gross margin for the year ended December 31, 2013. Gross profit per boe decreased 7%, to US$19.9 per barrel for the year ended December 31, 2014.

Gross profit attributable to our operations in Chile for the year ended December 31, 2014 was US$68.1 million, a 24% decrease from US$89.9 million for the year ended December 31, 2013. The contribution to our gross profit during such years from our operations in Chile was 34% and 57%, respectively. Gross profit margin amounted to 47% for the year ended December 31, 2014.

Gross profit attributable to our operations in Colombia for the year ended December 31, 2014 was US$114.4 million a 69% increase from US$67.6 million for the year ended December 31, 2013. The contribution to our gross profit during such years from our operations in Colombia was 57% and 43%, respectively. Gross profit margin amounted to 46% for the year ended December 31, 2014.

Gross profit attributable to our operations in Brazil for the year ended December 31, 2014 was US$15.9 million resulting from the acquisition of Rio das Contas. The contribution to our gross profit during the year ended December 31, 2014 from our operations in Brazil was 8%. Gross profit margin amounted to 45% for the year ended December 31, 2014.

Exploration costs

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	(35,013)	(9,758)	(25,255)	259%
Colombia	(4,567)	(3,341)	(1,226)	37%
Brazil	(2,164)	(1,702)	(462)	27%
Other	(1,625)	(1,453)	(172)	12%
Total	(43,369)	(16,254)	(27,115)	167%

Exploration costs increased 167%, from US$16.3 million for the year ended December 31, 2013 to US$43.4 million for the year ended December 31, 2014, primarily as the result of an increase in recognition of write-offs of unsuccessful efforts primarily in our Chilean operations in an amount of US$19.4 million and to a lesser extent due to increased staff costs amounting to US$5.3 million.

The 2014 charge in write-off of unsuccessful efforts corresponds to the cost of ten unsuccessful exploratory wells: eight of them in Chile (three in the Flamenco Block, two in the Fell Block, two in the Tranquilo Block and one in the Campanario Block) and two of them in Colombia (in the non-operated Arrendajo Block). The 2014 charge also includes the loss generated by the write-off of the remaining seismic cost for Otway and Tranquilo Blocks, registered in previous years. The 2013 charge in write-off of unsuccessful efforts corresponds to the cost of five unsuccessful exploratory wells: two in Chile (one in the Fell Block and one in the Tranquilo Block) and three in Colombia (one well in the Cuerva Block and one well in each of the non-operated blocks of Arrendajo and Llanos 32).

Administrative costs

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	(19,401)	(16,420)	(2,981)	18%
Colombia	(11,965)	(16,409)	4,444	(27)%
Brazil	(2,819)	(1,404)	(1,415)	101%
Other	(13,979)	(12,351)	(1,628)	13%
Total	(48,164)	(46,584)	(1,580)	3%

Administrative costs increased 3%, from US$46.6 million for the year ended December 31, 2013 to US$48.2 million for the year ended December 31, 2014, primarily as a result of an increase in costs in: (1) our Chilean operations, from US$16.4 million in the year ended December 31,2013 to US$19.4 million in the year ended December 31, 2014, mainly due to the startup of our operations in Tierra del Fuego; (2) incorporation of our Rio das Contas operations in Brazil and (3) higher corporate expenses related to our growth strategy and new business efforts, partially offset by lower administrative expenses in Colombia.

Selling expenses

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	(2,470)	(4,062)	1,592	(39)%
Colombia	(21,456)	(12,677)	(8,779)	69%
Brazil	-	-	-	-
Other	(502)	(513)	11	(2)%
Total	(24,428)	(17,252)	(7,176)	42%

Selling expenses increased 42%, from US$17.3 million for year ended December 31, 2013 to US$24.4 million for the year ended December 31, 2014, primarily due to increased production and deliveries in our Colombian operations corresponding to sales made through the pipeline. In our Chilean operations, selling expenses were 39% lower compared to prior year, primarily as a result of lower production and deliveries in Chile.

Operating profit (loss)

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	11,733	63,110	(51,377)	(81)%
Colombia	67,212	38,811	28,401	73%
Brazil	10,658	(3,107)	13,765	443%
Other	(17,759)	(14,850)	(2,909)	20%
Total	71,844	83,964	(12,120)	(14)%

We recorded an operating profit of US$71.8 million for the year ended December 31, 2014, a 14% decrease from US$84.0 million for the year ended December 31, 2013, primarily due to lower gross profit and higher exploratory costs resulting from the write-offs of unsuccessful exploratory wells in our Chilean operations, partially offset by (i) higher operating profit in our Colombian operations resulting from higher production and deliveries and (ii) higher operating profit in our Brazilian operations related to the Rio das Contas acquisition that we closed on March 31, 2014. In 2014, Colombian operations were negatively impacted by non-cash impairment charges of non-financial assets amounting to $9.4 million related to our La Cuerva Block, resulting from the decrease in international oil prices.

Financial results, net

Financial loss increased 50% to US$50.7 million for the year ended December 31, 2014 as compared to US$33.9 million for the year ended December 31, 2013, due to exchange rate differences amounting to US$22 million resulting from the depreciation of the Brazilian real in addition to increased interest expenses, resulting from higher average indebtedness. In addition, financial results for the year ended December 31, 2013 included accelerated debt issuance costs in connection with the redemption of the Notes due 2015 in an amount of US$8.6 million following the issuance of Notes due 2020 in February 2013.

Profit before income tax

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	13,151	49,965	(36,814)	(74)%
Colombia	61,609	31,049	30,560	98%
Brazil	(9,698)	(1,937)	(7,761)	401%
Other	(43,937)	(28,989)	(14,948)	52%
Total	21,125	50,088	(28,963)	(58)%

For the year ended December 31, 2014, we recorded a profit before income tax of US$21.1 million, a decrease of 58% from US$50.1 million for the year ended December 31, 2013, primarily due lower profits from our Chilean, Brazilian and Other operations amounting to US$36.8 million, US$7.8 million and US$14.9 million, respectively, partially offset by increased profits from our Colombian operations amounting to US$30.6 million.

Income tax

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	4,080	(4,121)	8,201	(199)%
Colombia	(21,415)	(17,870)	(3,545)	20%
Brazil	7,446	528	6,918	1,310%
Other	4,694	6,309	(1,615)	(26)%
Total	(5,195)	(15,154)	9,959	(66)%

Income tax decreased 66%, from US$15.2 million for the year ended December 31, 2013 to US$5.2 million for the year ended December 31, 2014, as a result of our decreased results of operations in Chile and Brazil, partially offset by higher results of operations in our Colombian operations. Our effective tax rate for the year ended December 31, 2014 was 25% as compared to 30% in the year ended December 31, 2013 due to higher charges from deferred income taxes in the year ended December 31, 2014 mainly resulting from the effect of currency translation on tax base.

Profit for the year

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Chile	17,231	45,844	(28,613)	(62)%
Colombia	40,194	13,179	27,015	205%
Brazil	(2,252)	(1,409)	(843)	60%
Other	(39,243)	(22,680)	(16,563)	73%
Total	15,930	34,934	(19,004)	(54)%

For the year ended December 31, 2014, we recorded a profit of US$15.9 million, a 54% decrease from US$34.9 million for the year ended December 31, 2013, as a result of the reasons described above.

Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company decreased by 66% to US$7.5 million, for the reasons described above. Profit attributable to non-controlling interest decreased by 35% to US$8.4 million for the year ended December 31, 2014 as compared to the prior year.

Year ended December 31, 2013 compared to year ended December 31, 2012

The following table summarizes certain of our financial and operating data for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	2013	2012	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	315,435	221,564	42%
Net gas sales	22,918	28,914	(21)%
Net revenue	338,353	250,478	35%
Production costs	(179,643)	(129,235)	39%
Gross profit	158,710	121,243	31%
Gross margin (%)(1)	47%	48%	(1)%
Exploration costs	(16,254)	(27,890)	(42)%
Administrative costs	(46,584)	(28,798)	62%
Selling expenses	(17,252)	(24,631)	(30)%
Other operating income/(expense)	5,344	823	549%
Operating profit	83,964	40,747	106%
Financial income	4,893	892	449%
Financial expenses	(38,769)	(17,200)	125%
Bargain purchase gain on acquisition of subsidiaries	—	8,401	—
Profit before income tax	50,088	32,840	53%
Income tax	(15,154)	(14,394)	5%
Profit for the year	34,934	18,446	89%
Non-controlling interest	12,922	6,567	97%
Profit for the year attributable to owners of the Company	22,012	11,879	85%
Net production volumes
Oil (mbbl)	4,056	2,513	61%
Gas (mcf)	5,263	8,346	(37)%
Total net production (mboe)	4,933	3,904	26%
Average net production (boepd)	13,517	11,292	20%
Average realized sales price
Oil (US$per bbl)	81.9	90.5	(10)%
Gas (US$per mmcf)	5.0	4.0	25%
Average unit costs per boe (US$)
Operating cost	19.0	16.8	13%
Royalties and other	3.5	2.9	21%
Production costs(2)	22.5	19.7	14%
Depreciation	13.9	13.4	4%
Total production cost	36.4	33.1	10%
Exploration costs	3.3	7.1	(54)%
Administrative costs	9.4	7.4	27%
Selling expenses	3.5	6.3	(44)%

(1)	Gross margin is defined as total revenue minus production costs, divided by total revenue.

(2)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2013				2012
	Chile	Colombia	Other	Total	Chile	Colombia	Other	Total
	(in thousands of US$)
Net revenue	157,491	179,324	1,538	338,353	149,927	99,501	1,050	250,478
Gross profit/(loss)	89,906	67,612	1,192	158,710	84,133	39,304	(2,194)	121,243
Depreciation	(30,471)	(39,406)	(323)	(70,200)	(28,734)	(21,050)	(3,533)	(53,317)
Impairment and write-off	(7,704)	(3,258)	-	(10,962)	(18,490)	(5,147)	(1,915)	(25,552)

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

The increase in 2013 net revenue of US$87.8 million is mainly explained by:

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

Production costs

The following table summarizes our production costs for the years ended December 31, 2013 and 2012.

	For the year ended December 31,
	2013	2012	% Change from prior year
Consolidated (including Chile, Colombia and Argentina)	(in thousands of US$, except for percentages)
Depreciation	(68,579)	(52,307)	31%
Royalties	(17,239)	(11,424)	51%
Staff costs	(14,202)	(14,171)	0%
Transportation costs	(11,392)	(7,211)	58%
Well and facilities maintenance	(20,662)	(9,385)	120%
Consumables	(14,855)	(9,884)	50%
Equipment rental	(7,139)	(5,936)	20%
Other costs	(25,575)	(18,917)	35%
Total	(179,643)	(129,235)	39%

	For the year ended December 31,
	2013	2012
	Chile	Colombia	Chile	Colombia
By country	(in thousands of US$)
Depreciation	(29,287)	(39,233)	(28,120)	(20,964)
Royalties	(7,384)	(9,661)	(7,088)	(4,164)
Staff costs	(6,508)	(8,988)	(8,560)	(7,432)
Transportation costs	(6,456)	(4,733)	(5,986)	(1,045)
Well and facilities maintenance	(8,163)	(12,105)	(6,290)	(2,850)
Consumables	(1,891)	(12,886)	(2,717)	(7,090)
Equipment rental	—	(7,139)	—	(5,936)
Other costs	(7,896)	(16,967)	(7,033)	(10,716)
Total	(67,585)	(111,712)	(65,794)	(60,197)

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

Administrative costs increased 62%, from US$28.8 million for the year ended December 31, 2012 to US$46.6 million for the year ended December 31, 2013, primarily as a result of an increase in costs in: (1) our Chilean operations, from US$10.9 million in the year ended December 31,2012 to US$16.4 million in the year ended December 31, 2013, mainly due to (1) the startup of our operations in Tierra del Fuego; (2) increased staff and other costs in Colombia, and (3) higher corporate expenses related to our growth strategy and new business efforts.

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

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations.

Since 2005 to 2014, we have raised approximately US$200 million in equity offerings at the holding company level and more than US$557 million through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

We have also raised US$173.3 million to date through our strategic partnership with LGI following the sale of minority interests in our Colombian and Chilean operations.

We initially funded our 2012 expansion into Colombia through a US$37.5 million loan, cash on hand and a subsequent sale of a minority interest in our Colombian operations to LGI. We subsequently restructured our outstanding debt in February 2013, by issuing US$300.0 million aggregate principal amount of Notes due 2020, a portion of the proceeds of which we used to prepay the US$37.5 million loan and to redeem all of our outstanding Notes due 2015. See “—Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI.”

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In March 2014, we borrowed US$70.5 million pursuant to a five-year term (including annual principal amortization in March and September of each year starting in 2015) variable interest secured loan, secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to six-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition, and funded the remaining amount with cash on hand. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the six-month LIBOR + 4.0%.

In February, 2013, we issued US$300.0 million aggregate principal amount of senior secured notes due 2020. The Notes due 2020 mature on February 11, 2020 and bear interest at a fixed rate of 7.50% and a yield of 7.625% per annum. Interest on the Notes due 2020 is payable semi-annually in arrears on February 11 and August 11 of each year. Our notes due 2020 contain limitations on the amount of indebtedness we can incur. At current prices, absent certain customary exceptions, we do not anticipate achieving an EBITDA (as defined in the indenture governing our notes due 2020) during fiscal year 2015 that would be sufficient enough to allow us to incur additional indebtedness, other than certain categories and small baskets of permitted debt, as specified in the indenture.

We believe that our current operations and 2015 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets, or issuance of equity, among others.

Capital expenditures

We have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets.

In the year ended December 31, 2013, we made total capital expenditures of US$228.0 million (US$145.7 million, US$82.1 million and US$0.2 million in Chile, Colombia and Argentina, respectively), consisting of US$133.3 million related to exploration. 39 new wells were drilled (17 in Chile and 22 in Colombia) in blocks in which we have working interests and/or economic interests. In addition to the above, in 2013 we completed approximately 1,350 sq. km. in 3D seismic surveys (more than 1,100 sq. km in Chile, mainly related to the blocks located in Tierra del Fuego and over 250 sq. km in Colombia). In the year ended December 31, 2012, we made total capital expenditures of US$303.5 million, which consisted of investments of US$105.3 million relating to the purchase price for our acquisitions of Winchester, Luna and Cuerva in Colombia and other investments of US$198.2 million, including the drilling of 45 new wells and seismic surveys registered, principally in our Tierra del Fuego Blocks.

In the year ended December 31, 2014, we made total capital expenditures of US$238.0 million (US$161 million, US$66 million, and US$11 million in Chile, Colombia and Brazil, respectively), consisting of US$110 million related to exploration. 53 new wells were drilled (32 in Chile, and 21 in Colombia in blocks in which we have working interests and/or economic interests. In addition to the above, in 2014 we completed the acquisition of Rio das Contas for US$115 million (net of cash acquired).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	230,746	127,295	129,427
Investing activities	(344,041)	(208,500)	(301,132)
Financing activities	124,716	164,018	26,375
Net increase (decrease) in cash and cash equivalents	11,421	82,813	(145,330)

Cash flows provided by operating activities

For the year ended December 31, 2014, cash provided by operating activities was US$230.7 million, a 81.3% increase from US$127.3 million for the year ended December 31, 2013.

For the year ended December 31, 2013, cash provided by operating activities was US$127.3 million, a 6.3% decrease from US$129.4 million for the year ended December 31, 2012. This increase is mainly driven by higher production and revenues that we obtained during 2014, partially offset by higher associated costs.

Cash flows used in investing activities

For the year ended December 31, 2014, cash used in investing activities was US$344.0 million, a 64.9% increase from US$208.5 million for the year ended December 31, 2013. This increase was primarily related to our Brazilian acquisitions, which occurred in the first quarter of 2014. This amount was complemented by an increase of US$22.8 million in capital expenditures relating to the drilling of 53 new wells (32 in Chile and 21 in Colombia) and facilities construction, as compared to the drilling of 39 wells (17 in Chile and 22 in Colombia) for the year ended December 31, 2013.

Cash used in investing activities decreased by US$92.6 million during the year ended December 31, 2013, from US$301.1 million in 2012 to US$208.5 million in 2013. This decrease includes US$105.3 million related to the purchase price for our Colombian operations (net of cash acquired) in 2012; this amount was partially offset by an increase of US$19.4 million in capital expenditures relating to the drilling of 39 new wells (17 in Chile and 22 in Colombia), as compared to the drilling of 35 wells (20 wells in Chile and 24 in Colombia) for the year ended December 31, 2012.

Cash flows provided by financing activities

Cash provided by financing activities was US$124.7 million for the year ended December 31, 2014, compared to cash provided by financing activities of US$164.0 million for the year ended December 31, 2013. This change was principally the result of cash received in the 2013 period from the issuance of US$300.0 million of our Notes due 2020 (partially offset by the early redemption of our Notes due 2015 and the repayment of the Banco Itaú BBA Credit Agreement, in an aggregate amount of US$175.0 million) and an increase of US$36.6 million in cash from LGI pertaining principally to its investment in our Colombian and Chilean operations. These were partially offset by funds recovered from our initial public offering and listing of our common shares on the New York Stock Exchange in February 2014 amounting to US$90.9 million and the $70.5 million loan entered into with Itaú BBA International plc used to fund the Rio das Contas acquisition.

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

Indebtedness

As of December 31, 2014 and 2013, we had total outstanding indebtedness of US$369.6 million and US$317.1 million, respectively, as set forth in the table below.

	As of December 31,
	2014	2013
	(in thousands of US$)
BCI Loans(1)	90	2,143
Bond GeoPark Latin America Agencia en Chile (Notes due 2020)	300,963	299,912
Banco de Chile (2)	—	15,002
Rio das Contas Credit Facility	68,540	—

Overdrafts (3)	—	30
Total	369,593	317,087

(1)	Facility to establish the operational base in the Fell Block.

(2)	Short-term financing obtained in December 2013 and fully repaid in January 2014.

(3)
We have been granted credit lines for over US$69 million as of December 31, 2014. The incurrence of debt under these credit lines could be limited by debt covenants associated with our other debt documents.

Our material outstanding indebtedness as of December 31, 2014 is described below.

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

Covenants

The Notes due 2020 contain customary covenants, which include, among others, limitations on: the incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), incurrence of liens, transfer, prepayment or modification of certain collateral, guarantees of additional indebtedness, the ability of certain subsidiaries to pay dividends, asset sales, transactions with affiliates, engaging in certain businesses, and merger or consolidation with or into another company. As of December 31, 2014, we were in compliance with the above mentioned covenants.

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

Our notes due 2020 contain limitations on the amount of indebtedness we can incur. At current oil & gas prices, absent certain customary exceptions, we do not anticipate achieving an EBITDA (as defined in the indenture governing our notes due 2020) during fiscal year 2015 that would be sufficient enough to allow us to incur additional indebtedness, other than certain categories and small baskets of permitted debt, as specified in the indenture.

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

BCI Mortgage Loan

In October 2007, in connection with our acquisition of a facility to establish an operational base in the Fell Block, we executed a mortgage loan granted by the Banco de Crédito e Inversiones, or BCI, a Chilean private bank, which we refer to as the BCI Mortgage Loan. The loan was granted in Chilean pesos and is repayable over a period of eight years. The interest rate under this loan is fixed at 6.6%. As of December 31, 2014, the aggregate outstanding amount under the BCI Mortgage Loan was US$0.1 million.

BCI Letter of Credit

During the last quarter of 2011, we obtained five short-term letters of credit from BCI, or, collectively, the BCI Letters of Credit, to commence operations in our Tierra del Fuego blocks. Each of the BCI Letters of Credit contains a pledge by us to BCI of the seismic equipment acquired to start the operations in these new blocks. The BCI Letters of Credit expired and were fully paid by us on February 14, 2014, and the applicable interest rate ranged from 4.5% to 5.45%.

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

As of December 31, 2013, the outstanding amount of US$8.6 million relates to a loan granted by LGI as part of its funding commitment in connection with our Colombian acquisition. This loan was cancelled during 2014. As of December 31, 2014, the aggregate outstanding amount under the LGI Line of Credit was US$16.6 million. This corresponds to a loan granted by LGI to GeoPark Chile S.A. for financing Chilean operations in our Tierra del Fuego blocks for up to US$19 million. The maturity of this loan is July 2020 and the applicable interest rate is 8% per annum.

See “—Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI.”

Rio das Contas Credit Facility

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras. The facility matures five years from March 28, 2014, which was the date of disbursement and bears interest at a variable interest rate equal to the six-month LIBOR + 3.9%. The facility agreement includes customary events of default, and subject our Brazilian subsidiary to customary covenants, including the requirement that it maintain a ratio of net debt to EBITDA of up to 3.5x the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. We have the option to prepay the facility in whole or in part, at any time, subject to a pre-payment fee to be determined under the contract.

In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the six-month LIBOR + 4.0%.

C.	Research and development, patents and licenses, etc.

See “—Item 4. Information on the Company——B. Business Overview” and “—Item 4. Information on the Company——B. Business Overview—Title to Properties.”

D.	Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E.	Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2013 or as of December 31, 2014.

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

The table below sets forth our committed cash payment obligations as of December 31, 2014.

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of US$)
Debt obligations(1)	513,027	41,032	80,007	69,488	322,500
Operating lease obligations(2)	88,489	37,926	33,949	16,109	505
Pending investment commitments(3)	69,844	20,064	27,580	22,200	-
Asset retirement obligations	33,286	-	10,687	-	22,599
Total contractual obligations	704,646	99,022	152,233	107,797	345,604

(1)
Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: $25.4 million; one to three years: $48.7 million; three to five years: $46.0 million and more than five years: $22.5 million. At December 31, 2014 the outstanding long-term borrowing affected by variable rates amounted to $68.5 million representing 19% of total long-term borrowings, which was composed by the loan from Itaú International BBA plc that has a floating interest rate based on LIBOR (See Note 3: “Interest rate risk” to our audited financial statements included in this Annual Report).  Furthermore, in March 2015, we reached an agreement to extend the principal payments that were due in 2015 and to increase the variable interest rate related to Itaú International BBA plc. See “Item 5. Operating and Financial Review and Prospects” —B. Liquidity and Capital Resources Indebtedness—Rio das Contas Credit Facility.”

(2)	Reflects the future aggregate minimum lease payments under non-cancellable operating lease agreements.

(3)
Includes capital commitments in Isla Norte and Campanario Blocks in Chile, nine concessions in Brazil, two non-operated blocks in Argentina and the Llanos 62, VIM3, CPO-4 and Llanos 17 Blocks in Colombia, which are our only remaining material commitments. See “—Item 4. Information on the Company—B. Business overview—Our operations” and Note 31(b) to our audited financial statements included in this Annual Report.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

The board of directors of GeoPark is composed of seven members. At every annual general meeting one third of the Directors shall retire from office. From the date of the annual general meeting following the effective date of the listing of our Common Shares on the NYSE, our Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The term for the current directors expires on the date of our next annual shareholders’ meeting, to be held in 2015.

The current members of the board of directors were appointed at the Company’s Annual General Meeting held on September 11, 2014. The table below sets forth certain information concerning our current board of directors.

Name	Position	Age	At the Company since
Gerald E. O’Shaughnessy	Chairman and Director	66	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	59	2002
Carlos A. Gulisano (3)	Director	64	2010(3)
Juan Cristóbal Pavez (1)(2)	Director	45	2008
Peter Ryalls (1)(2)	Director	64	2006
Robert Bedingfield (1)(2)	Director	66	2015
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	55	2003

(1)	Member of the Audit Committee.

(2)	Independent director under SEC Audit Committee rules.

(3)	Carlos Gulisano joined the Company in 2002 as an advisor.

Biographical information of the current members of our Board of Directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s.  Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, the largest crude by rail terminal in North Dakota, serving oil producers and marketing companies active in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute. Mr. O’Shaughnessy is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

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

Peter Ryalls has been a member of our board of directors since April 2006. Mr. Ryalls started his career working as a wireline engineer for Schlumberger in West Africa. Returning to the UK in 1976 to study for his Master’s degree in Petroleum Engineering at Imperial College, London following which he joined Mobil North Sea. He moved to Unocal Corporation in 1979 where he held increasingly senior positions, including as Managing Director of Unocal UK in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.

Robert Bedingfield has been a member of our board of directors since March 2015. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young's accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. He also served on the Board of Governors of the Congressional Country Club in Bethesda, Maryland. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Pedro Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm of Aylwin Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia. Mr. Aylwin is also a member of the board of directors of Egeda Chile.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our executive officers.
Name	Position	Age	At the Company since
James F. Park	Chief Executive Officer and Director	59	2002
Andrés Ocampo	Chief Financial Officer	37	2010
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	55	2003
Augusto Zubillaga	Director for Argentina and Director of Operations	45	2006
Alberto Matamoros	Director for Chile	42	2014
Marcela Vaca	Director for Colombia	46	2012
Dimas Coelho	Director for Brazil	58	2013
Jose Díaz	Director for Peru	60	2013
Carlos Murut	Director of Development	58	2006
Salvador Minniti	Director of Exploration	60	2007
Horacio Fontana	Director of Drilling	57	2008
Ruben Marconi	Director of Health, Safety & Environment	70	2008
Agustina Wisky	Director of People	38	2002
Guillermo Portnoi	Director of Administration and Finance	40	2006
Pablo Ducci	Director of Capital Markets	35	2012

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

Augusto Zubillaga has served as our Director of Operations since January 2012 and Director for Argentina since February 2015. He previously served as our Production Director. He is a petroleum engineer with 19 years of experience in production, engineering, well completions, corrosion control, reservoir management and field development. He has a degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires. Prior to joining our company, Mr. Zubillaga worked for Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. At Chevron San Jorge S.A., he led multi-disciplinary teams focused on improving production, costs and safety, and was the leader of the Asset Development Team, which was responsible for creating the field development plan and estimating and auditing the oil and gas reserves of the Trapial field in Argentina. Mr. Zubillaga was also part of a Chevron San Jorge S.A. team that was responsible for identifying business opportunities and working with the head office on the establishment of best business practices. He has authored several industry papers, including papers on electrical submersible pump optimization, corrosion control, water handling and intelligent production systems.

Alberto Matamoros has been our Director for Chile since January 2015. He is an industrial engineer and MBA, with more than 17 years of experience in the Oil & Gas industry. He started his career in the Argentinian oil company ASTRA, as a Production Engineer of La Ventana-Vizcacheras Block in the province of Mendoza (1997-2000). He then joined Chevron, where he worked as a Production Engineer in El Trapial Block in the province of Neuquén for three years. Later, he became a Field Engineering Manager, also for three years, in Buenos Aires, and then moved to Kern, California, to lead the production team. His experience in Chevron enabled him to manage different technical and administrative teams, designing and executing working plans focused in the optimization of resources. In 2014, he joined GeoPark to be part of the Corporate Operation team before being selected as the new Country Manager of GeoPark in Chile. Matamoros holds a degree in Industrial Engineering from the Universidad Nacional del Sur and an MBA in IAE, from the Business School of Universidad Austral of Buenos Aires, Argentina.

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

Dimas Coelho has served as our Director for Brazil since February 2013. He is a geologist and geophysicist with over 30 years of experience in hydrocarbons exploration. From 1981 to 2011, Dr. Coelho served Petrobras’ E&P and R&D areas in innumerous capacities, including as a Petroleum Exploration Manager in Business Unit (from 2001 to 2004) and Corporate areas (from 2006 to 2010), in which roles he was responsible for the planning, management and execution of exploration programs in the exploration and production blocks in Brazil’s Campos and Santos Basin. Later (2011) as a Joint Venture Project Manager he was responsible for the coordination of Petrobras’s functional areas to support Petrobras’s work programs in the Santos Basin. In 2012, he served as Executive Vice President of Exploration at Panoro Energy do Brasil, where he oversaw the exploration functional workflow for Panoro Energy ASA’s exploration assets in Brazil. Dr. Dimas holds a degree in geology from the Federal University of Rio de Janeiro, Brazil, an MSc degree in geophysics (seismic processing) from the Federal University of Bahia, Brazil, a Ph.D. in geology (Numerical Basin Modelling) from Cornell University and an MBA in general administration from the Federal University of Rio de Janeiro, Brazil.

Carlos Murut has been our Director of Development since January 2012. He previously served as our Development Manager. Mr. Murut holds a master’s degree in petroleum geology from the University of Buenos Aires where he also undertook postgraduate studies in reservoir engineering, specializing in field exploitation. He also completed a Business Management Development Program at Austral University. Mr. Murut has over 30 years of experience working for international and major oil companies, including YPF S.A., Tecpetrol S.A., Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A.

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

Jose Díaz has been our Director for Peru since September 2014. He previously served as our Director of Operations (from January 2013 through September 2014). Mr. Díaz holds a degree in petroleum engineering from Cuyo National University, Argentina, has taken executive business classes at IAE Business School, and pursued graduate studies in oil and gas law and project management at University of Buenos Aires School of Law and Alta Dirección Escuela de Negocios, respectively. He has over 30 years of experience in upstream operations as a petroleum engineer, including more than 15 years in managerial positions. This experience includes positions at international and major oil companies, including OEA S.A., Chevron San Jorge S.A., ChevronTexaco and Petrolera El Trebol S.A.

Horacio Fontana has been our Corporate Drilling Manager since March 2012. He previously served as our Engineer Manager. He holds a degree in civil engineering from Rosario National University and is also a graduate from the Argentine Oil and Gas Institute, National University of Buenos Aires, with a specialty in oilfield exploitation and an extensive background in drilling operations. He has recently taken part in a Management Development Program at IAE Business School of Austral University. Mr. Fontana has over 25 years of drilling experience in major Argentine companies such as YPF S.A., Petrolera Argentina San Jorge and Chevron.

Ruben Marconi has been our Director of Health, Safety and Environment since March 2012. He previously served as our Drilling Director. He holds a degree in mechanical engineering from Rosario University and was a YPF scholar at the University of Buenos Aires where he graduated in oil engineering with a concentration in exploitation. Mr. Marconi has over 40 years of field onshore, offshore drilling, completion and safety experience with YPF, Petrolera Argentina San Jorge, ChevronTexaco, Chevron Mid Continent Business Unit and Chevron Argentina.

Agustina Wisky has worked with our Company since it was founded in November 2002, and has served as our Director of People since 2012. Mrs. Wisky is a public accountant, and also holds a degree in human resources from the Universidad Austral—IAE. She has 14 years of experience in the oil industry. Before joining our company, Mrs. Wisky worked at AES Gener and PricewaterhouseCoopers.

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

Pablo Ducci has served as our Director of Capital Markets since 2012. Mr. Ducci holds a bachelor’s degree in science and economics from Pontifical Catholic University of Chile and a master’s degree in business administration from Duke University. From 2004 to 2009, Mr. Ducci worked as a Corporate Finance Analyst and Corporate Finance Associate with Celfin Capital. In 2010, he worked as an Associate for Anka Funds, and from 2011 to 2012, he served as Vice President of Development for Falabella Retail.

B.	Compensation

Executive compensation

For the year ended December 31, 2014, the aggregate compensation accrued or paid to the members of our board of directors (including our executive directors) for services in all capacities was approximately US$5.4 million. Gerald E. O’Shaughnessy, James F. Park and Pedro Aylwin are our executive directors. For the year ended December 31, 2014, the aggregate compensation accrued or paid to the members of our senior management (excluding our executive directors) for services in all capacities was approximately US$9.1 million.

Executive directors’ contracts

It is our policy that executive directors have contracts of an indefinite term providing for a maximum of one-year’s notice in writing of termination at any time.

Gerald E. O’Shaughnessy has a service contract with our company that provides for him to act as Executive Chairman at an annual salary of US$250,000. James F. Park has a service contract with our company that provides for him to act as Chief Executive Officer at an annual salary of US$500,000. The payment of a bonus to Mr. O’Shaughnessy or Mr. Park is at our discretion. They each also received equity awards described below under “Equity Incentive Compensation.” Our agreements with Mr. O’Shaughnessy and Mr. Park contain covenants that restrict them, for a period of 12 months following termination of employment, from soliciting senior employees of our company and, for a period of six months following the termination of employments, from being involved in any competing undertaking. Pedro Aylwin, who was appointed as an executive director in July 2013, has a service contract with our company that provides for him to act as Director of Legal and Governance, and as such has decided to forego his director fees, but he received consultancy fees of approximately US$568,000.

The following chart summarizes payments made to our executive directors for the year ended December 31, 2014:

	Cash payment
Executive director	Executive directors’ fees		Bonus
Gerald E. O’Shaughnessy	US$	250,000	US$	150,000
James F. Park	US$	500,000	US$	650,000

Bonus payments above were approved by the Remuneration Committee in May and August 2014 and reflect awards for previous years performance. As part of Company's cost reduction efforts, no bonus has been paid for 2014 performance, and executive fees for 2015 have been voluntarily reduced by 20%.

Non-executive directors’ contracts

During the first half of 2014, our non-executive directors were paid an annual fee of GBP35,000, payable quarterly in arrears. At our option, the fee paid to our non-executive directors can be paid through the issuance of new common shares and/or cash. In addition, the Chairmen of the Audit Committee, the Remuneration Committee and the Nomination Committee were paid an additional annual fee of GBP5,750 each. The termination of the employment relationship does not entitle non-executive directors to any financial compensation. From the second half of 2014, an increase in the compensation program for the services of the non-executive Directors was approved. The current annual fees correspond to US$80,000 to be settled in cash and US$100,000 to be settled in stock, paid quarterly in equal installments. In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of US$20,000 applies. A Director who serves as a member of any Board Committees receives an annual fee of US$10,000. Total payment due shall be calculated on an aggregate basis for Directors serving in more than one Committee. The Chairman fee is not be added to the member’s fee while serving for the same Committee. Payments of Chairmen and Committee members’ fees are be made quarterly in arrears and settled in cash only.

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2014.

	Cash payment		Share payment (1)
Non-executive director	Non-executive directors’ fees in GBP	Non-executive directors’ fees in US$	Fees paid in common shares (in number of common shares)
Juan Cristóbal Pavez(2)	11,625	55,000	7,003
Peter Ryalls (3)	8,750	57,500	7,003
Carlos Gulisano (4)	20,375	55,000	5,250
Steven J. Quamme (5)	11,625	55,000	7,003

(1)	2,301 shares of total shares (which amount to 26,259) were issued during 2014.

(2)	Compensation Committee Chairman and Member of Audit Committee.

(3)	Technical Committee Chairman, Member of Audit Committee and Member of Compensation Committee.

(4)	Nomination Committee Chairman and Member of Technical Committee.

(5)	Audit Committee Chairman and Member of Compensation Committee until resignation in 2015.

Pension and retirement benefits

We do not maintain any defined benefit pension plans or any other retirement programs for our employees or directors.

Equity Incentive Compensation

Management and Employee Plans

In November 2007, our shareholders voted to authorize the board of directors to use up to a maximum of 12% of our issued share capital for the purposes of granting equity awards to our employees and other service providers. The shareholders also authorized the board of directors to adopt programs for this purpose and to determine specific conditions and broadly defined guidelines for such programs.  Pursuant to this authorization, we established the Stock Awards Plan and the Value Creation Plan.

Stock Awards Plan

In November 2008, the board of directors adopted the Stock Awards Plan.  The purpose of the Stock Awards Plan is to align the interests of our management, employees and key advisors with those of shareholders.  Under the Stock Awards Plan, the board of directors, or its designee, may award options or performance shares.  An option confers the right to acquire a specified number of common shares of the Company at an exercise price equal to the par value of the common shares subject to such an option. A performance share confers a conditional right to acquire a specified number of common shares for zero or nominal consideration, subject to the achievement of performance conditions and other vesting terms.  The maximum number of common shares available for issuance under the Stock Awards Plan is 12% of the issued share capital of the Company.

On December 17, 2014, we registered 3,435,600 shares with the U.S. Securities and Exchange Commission (the “SEC”) for shares to be issued under the Stock Awards Plan.  The following table sets forth the common share awards granted to our executive directors, management and key employees under the Stock Awards Plan commencing in 2008 through March 2015, that remained outstanding as of such latter date.

Number of underlying common shares outstanding	Grant date	Vesting date	Expiration date
873,409(1)	12/15/2008	12/15/2012	12/15/2018
817,600	12/15/2010	12/15/2014	12/15/2020
478,000	12/15/2011	12/15/2015	12/15/2021
720,000(2)	11/23/2012	11/23/2015	11/23/2016
400,500(3)	12/15/2012	12/15/2016	12/15/2022
417,000(4)	6/30/2013	12/31/2015	12/31/2019
500,000	12/31/2014	12/31/2017	12/31/2022

(1)	Dr. Carlos Gulisano holds 100,000 shares of such awards.

(2)	James F. Park received 450,000 shares of such awards, and Gerald E. O’Shaughnessy received 270,000 shares of such awards.

(3)	This amount includes 50,000 common share awards that vested on October 31, 2014.

(4)	Vesting of these common share awards is subject to the achievement of certain minimum financial and operational targets during a performance period that runs through 2015.

Our executive directors, senior management and key employees who have received option awards or common share awards under the Stock Awards Plan authorize the Company to deposit any common shares they have received under this plan in our Employee Benefit Trust, or EBT. The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. Under the terms of the EBT, each participant is entitled to receive any dividends we may pay which correspond to their common shares held by the trust, according to instructions sent by the Company to the trust administrator. The trust provides that Mr. James F. Park is entitled to vote all the common shares held in the trust.

Value Creation Plan

In July 2013, our remuneration committee established the Value Creation Plan, or VCP, to give our executive officers and key management members the opportunity to share in a percentage of the value created for shareholders in excess of a pre-determined share price target at the end of a performance period. Under the VCP, if as of December 31, 2015, our share price (defined as the average trading price of our common shares on the NYSE for the month of December 2015) exceeds US$13.66, VCP participants will receive awards with an aggregate value equal to 10% of the excess above the market capitalization threshold generated by this share price (assuming that the share capital of the Company has remained at the same level as applicable at the time of establishment of the VCP: 43,495,585 shares).  The awards will vest and be paid in common shares 50% on December 31, 2015, and the remaining 50% on December 31, 2016. Notwithstanding the foregoing, the total number of common shares granted pursuant to this plan shall not exceed 5% of the issued share capital of the Company. Additionally, the share price (and number of common shares outstanding) used to calculate if the market capitalization threshold has been met is subject to adjustment for any stock splits.  Based on the Company’s performance to date, we currently do not expect the performance conditions of the VCP awards to be achieved.

Non-Executive Director Plan

In August 2014, our board of directors adopted the Non-Executive Director Plan in order to grant shares to Non-Executive directors as part of their compensation program for serving as directors.  The purpose of the Non-Executive Director Plan is to grant shares in connection with the quarterly payments of the Non-Executive Directors’ fees which are settled in stock, according to the Board Resolution dated May 20, 2014.  Under the Non-Executive Director Plan, the remuneration committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares.  The maximum number of common shares available for issuance under the Non-Executive Director Plan is 180,000 common shares.  The remuneration committee has, as of March 31, 2015, awarded an aggregate amount of  37,172 common shares, which were immediately vested upon grant, under the Non-Executive Director Plan.

Potential dilution resulting from Equity Incentive Compensation Plans

The percentage of total share capital that could be awarded to our directors, management and key employees under the Stock Awards Plan and the VCP and the Non-Executive Director Plan described above would represent approximately 12% of our issued common shares. However, as of the date of this annual report, we have awarded approximately 5.95% of our current total issued share capital. This percentage does not include shares that may be issued under the VCP, and we currently do not expect to issue any shares under the VCP.

Share Repurchase Program

In December 2014, our board of directors approved a Share Repurchase Program of up to US$10 million of our common shares, par value US$0.001 per share. The Share Repurchase Program began on December 19, 2014 and expired at the close of business on March 27, 2015. We engaged BTG Pactual US Capital LLC to act as the broker in connection with the Share Repurchase Program. The repurchased shares will be used to offset, in part, any expected dilution effects resulting from the Company’s equity incentive compensation plans, including grants under the Stock Awards Plan and the Non-Executive Director Plan. As of March 27, 2015 US$1.4 million of shares has been purchased under the Share Repurchase Program.  On April 13, 2015, our board of directors approved the resumption of the Share Repurchase Program commencing on April 14, 2015 and expiring at the close of business on May 20, 2015.

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

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on September 11, 2014, with the exception of Mr. Robert Bedingfield who was appointed by the Board of Directors on March 19, 2015, to fill the vacancy created by Mr. Steven Quamme’s resignation. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2015. The board of directors meets at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination Committee, and a Technical Committee. The composition and responsibilities of each committee are described below. Members serve on the Audit Committee for a period of three years. For the Compensation and Nomination Committees, members serve for a period of one year. For the Technical Committee and Disclosures Committee, members serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees to assist with its responsibilities.

Audit Committee

The Audit Committee is composed of three directors: Mr. Peter Ryalls, Mr. Juan Cristóbal Pavez and Mr. Robert Bedingfield (who currently serves as Chairman of the committee). We have determined that Mr. Peter Ryalls and Mr. Juan Cristóbal Pavez and Robert Bedingfield are independent, as such term is defined under SEC rules applicable to foreign private issuers.

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

Compensation Committee

The Compensation Committee is composed of three directors. The current members of the compensation committee are Mr. Juan Cristóbal Pavez (who serves as Chairman of the committee), and Mr. Peter Ryalls. Currently there is a vacancy created by the resignation of Mr. Steve J. Quamme effective March 19, 2015.

The Compensation Committee meets at least twice a year, and its specific responsibilities include: (a) determining, in conjunction with the board of directors, the remuneration policy for the Chief Executive Officer, the Chairman, our executive directors and other members of executive management; (b) reviewing the performance of our executive directors and members of executive management; and (c) reviewing all incentive compensation plans, equity-based plans, and all modifications to such plans as well as administering and granting awards under all such plans and approving plan payouts;  and (d) reviewing and making recommendations to the Board with respect to the adoption or modification of executive officer and director share ownership guidelines and monitor compliance with any adopted share ownership guidelines.

Nomination Committee

The Nomination Committee is composed of three directors. The members of the Nomination Committee are Mr. Gerald E. O’Shaughnessy, Mr. Carlos Gulisano (who serves as Chairman of the committee) and Mr. Pedro Aylwin.

The Nomination Committee meets at least twice a year and its responsibilities include: (a) reviewing the structure, size and composition of the board of directors and making recommendations to the board of directors in respect of any required changes; (b) identifying, nominating and submitting for approval by the board of directors candidates to fill vacancies on the board of directors as and when they arise; (c) making recommendations to the board of directors with respect to the membership of the Audit Committee and Compensation Committee in consultation with the chairman of each committee, and with respect to the appointment of any director or executive officer or other officer other than the position of the Chairman and Chief Executive Officer and (d) succession planning for directors and senior executives.

Technical Committee

The Technical Committee is composed of three directors along with the Chief Operating Officer. The members of the Technical Committee are Mr. Peter Ryalls (who serves as Chairman of the committee), Mr. Carlos Gulisano, Mr. James Park and Mr. Augusto Zubillaga.

The Technical Committee’s responsibilities include: (a) overseeing the technical studies and evaluations of the Company’s properties and proposals to acquire new properties and/or relinquish existing ones as well as reviewing project plans; (b) reviewing the Annual Reserve Report, the Company’s environmental programs and their effectiveness and the Company’s health and safety program and its effectiveness; and (c) providing a forum for ideas and solutions for the key technical people within the Company.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.	Employees

As of December 31, 2014, we had approximately 456 employees, of which 197 were located in Chile, 133 were located in Colombia, 100 were located in Argentina, 12 were located in Brazil and 14 in Peru. This represented an increase of 13% from December 31, 2013, an increase largely attributable to the growth of our Colombian operations and new projects in Peru, mainly related to the Morona Block.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2014	2013	2012
Chile	197	193	163
Colombia	133	109	98
Argentina	100	98	92
Peru	14	—	—
Brazil	12	4	—
Total	456	404	353

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2014, 14 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.	Share ownership

As of the date of this annual report, members of our board of directors and our senior management held as a group 19,028,992 of our common shares and 33.03% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of the date of this annual report.

Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,601,276	13.20
James F. Park(2)	7,441,269	12.91
Juan Cristóbal Pavez(4)	2,896,667	5.03
Carlos Gulisano	125,832	0.20
Pedro Aylwin	153,031	0.23
Peter Ryalls	54,988	0.08
Robert Bedingfield	15,000	0.03
Augusto Zubillaga	*	*
Alberto Matamoros	*	*
Marcela Vaca	*	*
Dimas Coelho	*	*
Carlos Murut	*	*
Salvador Minniti	*	*
Jose Díaz	*	*
Horacio Fontana	*	*
Ruben Marconi	*	*
Agustina Wisky	*	*
Guillermo Portnoi	*	*
Andrés Ocampo	*	*
Pablo Ducci	*	*
Sub-total senior management ownership of less than 1%	740,929	1.30
Total	19,028,992	33.03

*	Indicates ownership of less than 1% of outstanding common shares.

(1)
Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and The Globe Resources Group Inc., all of which are controlled by Mr. O’Shaughnessy. 3,000,000 of these common shares have been pledged pursuant to lending arrangements.

(2)
Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. 498,915 pf these shares have been pledged pursuant to lending agreements. The number of common shares held by Mr. Park does not reflect the 588,664 common shares held as of the date of this annual report in the employee benefit trust described under “—Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Benefit Trust.” Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares.

(3)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 18,863 common shares held by him personally.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents the beneficial ownership of our common shares as of April 8, 2015.

Shareholder	Common shares	Percentage of outstanding common shares
Steven J. Quamme(1)	9,708,698	16.85
Gerald E. O’Shaughnessy(2)	7,601,276	13.20
James F. Park(3)	7,441,269	12.91
IFC Equity Investments(4)	3,456,594	6.00
Juan Cristóbal Pavez(5)	2,896,667	5.03
Moneda A.F.I.(6)	2,685,421	4.66
Other shareholders	23,813,820	41.34
Total	57,603,745	100.0%

(1)
Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 17,736 common shares held by him personally. Mr. Steven Quamme, one of our principal shareholders is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.

(2)	Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and The Globe Resources Group Inc. 3,000,000 of these common shares have been pledged pursuant to lending arrangements.

(3)
Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 588,664 common shares held as of December 31, 2014 in the employee benefit trust described under “—Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Benefit Trust.” Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. 498,915 of these common shares have been pledged pursuant to lending arrangements.

(4)	IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 9,326 common shares held by him personally.

(6)	Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 31, 2015, we had 5 shareholders registered in the U.S. As of December 31, 2014, there were a total of 16 shareholders of record. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.	Related party transactions

We have entered into the following transactions with related parties:

LGI Chile Shareholders’ Agreements

In 2010, we formed a strategic partnership with LGI to acquire and develop jointly upstream oil and gas projects in Latin America. In 2011, LGI acquired a 20% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF, for a total consideration of US$148.0 million, plus additional equity funding of US$18.0 million through 2014. On May 20, 2011, in connection with LGI’s investment in GeoPark Chile, we and LGI entered into the LGI Chile Shareholders’ Agreements, setting forth our and LGI’s respective rights and obligations in connection with LGI’s investment in our Chilean oil and gas business. Specifically, the LGI Chile Shareholders’ Agreements provide that the boards of each of GeoPark Chile and GeoPark TdF will consist of four directors; as long as LGI holds at least 5% of the voting shares of GeoPark Chile or GeoPark TdF, as applicable, LGI has the right to elect one director and such director’s alternate, while the remaining directors, and alternates, are elected by us. Additionally, the agreements require the consent of LGI or its appointed director in order for GeoPark Chile or GeoPark TdF, as applicable, to be able to take certain actions, including, among others: making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Chile (other than as required under the terms of the relevant CEOP for such blocks); selling our blocks in Chile to our affiliates; making any change to the dividend, voting or other rights that would give preference to or discriminate against the shareholders of these companies; entering into certain related party transactions; and creating a security interest over our blocks in Chile (other than in connection with a financing that benefits our Chilean subsidiaries). The LGI Chile Shareholders’ Agreements also provide that: (i) if LGI or either Agencia or GeoPark Chile decides to sell its shares in GeoPark Chile or GeoPark TdF, as applicable, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling them to a third party; and (ii) any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. We and LGI also agreed to vote our common shares or otherwise cause GeoPark Chile or GeoPark TdF, as applicable, to declare dividends only after allowing for retentions to meet anticipated future investments, costs and obligations. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

LGI Colombia Agreements

On December 18, 2012, we, Agencia, GeoPark Colombia and LGI entered into the LGI Colombia Shareholders’ Agreement and a subscription share agreement, pursuant to which LGI acquired a 20% interest in GeoPark Colombia. Further, on January 8, 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI, or the LGI Colombia Members’ Agreement, that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business in Colombia. We refer to the LGI Colombia Shareholders’ Agreement and the LGI Colombia Members’ Agreement collectively as the LGI Colombia Agreements. The LGI Colombia Agreements provide that the board of GeoPark Colombia will consist of four directors; as long as LGI holds at least 14% of GeoPark Colombia, LGI has the right to elect one director and such director’s alternate, while the remaining directors, and alternates, are elected by us. Additionally, the LGI Colombia Agreements require the consent of LGI or the LGI appointed director for GeoPark Colombia to be able to take certain actions, including, among others: making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Colombia (other than as required under the terms of the relevant concessions for such blocks); creating a security interest over our blocks in Colombia; approving of GeoPark Colombia’s annual budget and work programs and the mechanisms for funding any such budget or program; entering into any borrowings other than those provided in an approved budget or incurred in the ordinary course of business to finance working capital needs; granting any guarantee or indemnity to secure liabilities of parties other than those of our Colombian subsidiaries; changing the dividend, voting or other rights that would give preference to or discriminate against the shareholders of GeoPark Colombia; entering into certain related party transactions; and disposing of any material assets other than those provided for in an approved budget and work program. The LGI Colombia Agreements also provide that: (i) if either we or LGI decide to sell our respective shares in GeoPark Colombia, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling those shares to a third party; and (ii) any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. We and LGI also agreed to vote our common shares or otherwise cause GeoPark Colombia to declare dividends only after allowing for retentions for approved work programs and budgets, capital adequacy and tied surplus requirements of GeoPark Colombia, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia or our other Colombian subsidiaries and operational requirements. See “—Item 4. Information on the Company—B. Business overview—Significant agreements—Agreements with LGI—LGI Colombia Agreements.”

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

The LGI Stand-by Letters of Credit initially expired on March 31, 2013, and were renewed until May 18, 2016, and the applicable interest rate is 1.5%. As of December 31, 2014, the aggregate outstanding amount attributable to GeoPark’s share under the LGI Stand-by Letters of Credit was US$50.3 million.

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

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “—Item 6. Directors, Senior Management and Employees—B. Compensation—Executive compensation—Executive directors’ contracts.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2014, 2013 and 2012, please see Note 32 to our audited consolidated financial statements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.	Consolidated statements and other financial information

Financial statements

See “—Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, we receive notice of environmental, health and safety violations. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position and results of operations.

As of the date of this Annual Report, in Brazil, GeoPark Brazil is a party to a legal proceeding related to the entry into the concession agreement of exploratory Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round held in November 2013. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on December 13, 2013. Due to the injunction and a decision from the Board of ANP GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is either lifted or clarified as to what conditions and which type of conventional drilling activities may be carried out by GeoPark Brazil. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On February 21, 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement.

On April 16, 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

Due to similar law suits with the same types of claims filed in the states of Paraná and Bahia, where the Court decision was to carry out conventional drilling activities we expect that such decisions may impact the law suit filed against us related to the Block PN-T-597, and also the ANP’s decision to suspend the process for not signing the concession agreement.

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

Additionally, any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. See “—Item 3. Key Information—D. Risk factors—Risks related to our common shares—We have never declared or paid, and do not intend to pay in the foreseeable future, cash dividends on our common shares, and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates” and “—We are a holding company dependent upon dividends from our subsidiaries, which may be limited by law and by contract from making distributions to us, which would affect our ability to pay dividends on the common shares,” as well as “—Item 10. Additional Information—B. Memorandum of association and bye-laws.”

B.	Significant changes

A discussion of the significant changes in our business can be found under “—Item 4. Information on the Company—B. Business Overview—Recent Developments.”

ITEM 9.  THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

On February 6, 2014 we completed our initial public offering and listed our common shares on the New York Stock Exchange, or NYSE.

Our common shares have been listed on the NYSE under the symbol “GPRK” since February 7, 2014. They were previously listed on the AIM under the symbol “GPK” until February 19, 2014, and, since 2009, have been admitted to trade on the Santiago Offshore Stock Exchange (Bolsa Offshore de la Bolsa de Comercio de Santiago) in Chile. We intend to de-register from the Santiago Offshore Stock Exchange as soon as practicable.

The table below presents, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in US$) of our common shares on the NYSE.

	Common shares
	High	Low	Average daily trading volume
	(US$per share)		(in shares)
Annual price history
2014 (from February 7 through December 31, 2014)	11.00	4.92	47,795
2015 (through April 27, 2015)	5.48	3.60	40,535
Quarterly price history
3rd Quarter 2014	11.00	9.17	26,216
4th Quarter 2014	9.64	4.92	56,218
1st Quarter 2015	5.48	3.60	42,734
2nd Quarter 2015 (through April 27, 2015)	5.49	3.72	30,701
Monthly price history
November 2014	8.50	6.92	50,434
December 2014	6.61	4.92	75,079
January 2015	5.48	3.70	50,362
February 2015	4.75	3.71	50,972
March 2015	4.40	3.60	28,684
April 2015 (through April 27, 2015)	5.49	3.72	30,701

Source: Bloomberg

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of association and bye-laws

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this annual report, there are 57,603,745 common shares outstanding. All of our issued and outstanding common shares are fully paid and nonassessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and certain key employees. See “—Item 6. Directors, Senior Management and Employees.”

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

Election and removal of directors

Our bye-laws provide that our directors shall hold office for such term as the shareholders shall determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. Directors whose office has expired may offer themselves for re-election at each election of the directors.

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

See “—Item 4. Information on the Company—B. Business overview—Significant agreements.”

D.	Exchange controls

Not applicable.

E.	Taxation

The following summary contains a description of certain Bermudian, U.S. federal income, and Chilean tax consequences of the acquisition, ownership and disposition of our common shares. The summary is based upon the tax laws of Bermuda, the United States, and Chile, and regulations thereunder as of the date hereof, which are subject to change.

Bermuda tax consideration

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

Material U.S. federal income tax considerations

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our common shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our common shares. This discussion applies only to a U.S. Holder that holds our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and differing tax consequences applicable to a U.S. Holder subject to special rules, such as:

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of their investment in our common shares.

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

Taxation of distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at favorable rates. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our common shares are traded. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

A dividend generally will be included in a U.S. Holder’s income when received, will be treated as foreign-source income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to dividends paid by domestic corporations.

Sale or other taxable disposition of common shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other taxable disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition. If a Chilean tax is withheld on the sale or disposition of the common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Chilean tax.  See “—Chilean tax on transfers of shares” for a description of when a disposition may be subject to taxation by Chile.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  U.S. Holders should consult their tax advisers as to whether the Chilean tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources.

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2014, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of our common shares would generally be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for that year, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our common shares. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Chilean tax on transfers of shares

In September 2012, Article 10 of the Chilean Income Tax Law Decree Law No. 824 of 1974, or the indirect transfer rules, were enacted, and impose taxes on the indirect transfer of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity as well as transfers of other assets and property of permanent establishments or other businesses in Chile, or the Chilean Assets. The 2014 tax reform introduces a measure which obliges the company from which shares are transferred to pay taxes if the entity which undertakes the transfer of shares fails to do so.

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

As a result of these rules, a capital gain tax of 35% will be applied by the Chilean tax authorities to the sale of any of our common shares if either of the above alternative are met. This rate might be subject to change in the short term. See “—Item 4. Information on the Company—B. Business Overview—Other regulation of the oil and gas industry—Chile”

As of December 31, 2014, our Chilean Assets represented more than UTA 210,000 and represent more than 20% of our market value.

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

See “—Item 3. Key Information—D. Risk Factors—Risks related to our common shares—The transfer of our common shares may be subject to capital gains taxes pursuant to indirect transfer rules in Chile.”

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

As of December 31, 2014, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of, and any evaluation of effectiveness of the internal controls in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.	Changes in Internal Control over Financial Reporting

There have been changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected our internal control over financial reporting.

In the year ended December 31, 2014, GeoPark implemented a new enterprise resource planning system (“ERP”) with a view to making its operations more efficient, improving process management and decision-making, and strengthening its internal control system. As part of this process, in 2014 GeoPark has successfully undertaken the implementation of this new ERP to its Colombian, Chilean, Brazilian and Argentinean operations to support its business processes.

ITEM 16.  [RESERVED]

ITEM 16A.  Audit committee financial expert

We have determined that Mr. Peter Ryalls, Mr. Juan Cristóbal Pavez and Mr. Robert Bedingfield are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert Bedingfield and Mr. Juan Cristobal Pavez are regarded as audit committee financial experts.

ITEM 16B.  Code of Conduct

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 24, 2012, we have not waived compliance with or amended the code of conduct.

ITEM 16C.  Principal Accountant Fees and Services

Amounts billed by Price Waterhouse & Co. S.R.L. for audit and other services were as follows:

	2014	2013
	(in millions of US$)
Audit fees	0.62	0.81
Audit-related fees	-	0.03
Tax fees	0.28	0.26
Other fees paid	0.54	0.33
Total	1.44	1.43

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

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements for fiscal years 2014 and 2013 and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

ITEM 16D.  Exemptions from the listing standards for audit committees

[NONE]

ITEM 16E.  Purchases of equity securities by the issuer and affiliated purchasers

The following table reflects purchases of our common shares by or on behalf of us or by any affiliated purchaser in 2014.

2014	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
January 1 to January 31	-	-	-	-
February 1 to February 28	-	-	-	-
March 1 to March 31	-	-	-	-
April 1 to April 30	-	-	-	-
May 1 to May 31	-	-	-	-
June 1 to June 30	-	-	-	-
July 1 to July 31	-	-	-	-
August 1 to August 31	-	-	-	-
September 1 to September 30	-	-	-	-
October 1 to October 31	-	-	-	-
November 1 to November 30 (1)	-	-	-	-
December 1 to December 31	73,082	5.30	73,082	US$10 million
Total	73,082	5.30	73,082	US$10 million

(1)
In December 2014, the Board of Directors has approved a program to repurchase up to US$10 million of common shares, par value US$0.001 per share of the Company. This Repurchase Program began on December 19, 2014 and expired on March 27, 2015. The Shares repurchased are used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan.

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

Foreign private issuers such as us will be exempt from these requirements if home country practice is followed. Bermuda law does not impose similar requirements, so we will not be required to implement the new NYSE listing standards relating to compensation committees of domestic listed companies. All of the members of our compensation committee are independent, and the charter of our compensation committee does not require the remuneration committee to consider the independence of any advisers that assist them in fulfilling their duties.

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

We are incorporated under, and are governed by, the laws of Bermuda. For a summary of some of the differences between provisions of Bermuda law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders, See “—Item 10. Additional Information—B. Memorandum of association and bye-laws.”

ITEM 16H.  Mine safety disclosure

Not applicable.

PART III

ITEM 17.  Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18.  Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to this Annual Report.

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

2.4
Intercompany Loan Pledge Agreement, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Fell S.p.A., GeoPark Llanos SAS and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

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

4.14
Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

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

Exhibit no.	Description
4.20
Members’ Agreement, dated January 8, 2014, among GeoPark Latin America Coöperatie U.A., GeoPark Colombia Coöperatie U.A. and LG International Corporation (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).

4.21
Loan Agreement no. 4131, dated March 28, 2014, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda. (incorporated herein by reference to exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2014)

4.22	Addendum and Amendment to Loan Agreement no. 4131, dated March 12, 2015, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda.*
4.23	Fifth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited, Agencia en Chile and Methanex Chile S.A. dated April 1, 2014.*†
8.1	Subsidiaries of GeoPark Limited (incorporated herein by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2014).*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.2	Consents of Degolyer & MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated March 9, 2015, for reserves in Chile, Colombia, Brazil and Peru as of December 31, 2014.*

*	Filed with this Annual Report on Form 20-F.

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

Date: April 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GeoPark Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of GeoPark Limited and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & CO. S.R.L. By /s/ Carlos Martín Barbafina (Partner)
               Carlos Martín Barbafina

Autonomous City of Buenos Aires, Argentina
March 19, 2015

 GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	Note	2014	2013	2012
NET REVENUE	7	428,734	338,353	250,478
Production costs	8	(229,650)	(179,643)	(129,235)
GROSS PROFIT		199,084	158,710	121,243
Exploration costs	11	(43,369)	(16,254)	(27,890)
Administrative costs	12	(48,164)	(46,584)	(28,798)
Selling expenses	13	(24,428)	(17,252)	(24,631)
Impairment loss for non-financial assets	38	(9,430)	-	-
Other operating (loss) / income		(1,849)	5,344	823
OPERATING PROFIT		71,844	83,964	40,747
Financial results	14	(50,719)	(33,876)	(16,308)
Bargain purchase gain on acquisition of subsidiaries	34	-	-	8,401
PROFIT BEFORE INCOME TAX		21,125	50,088	32,840
Income tax	16	(5,195)	(15,154)	(14,394)
PROFIT FOR THE YEAR		15,930	34,934	18,446
Attributable to: Owners of the Company		7,512	22,012	11,879
Non-controlling interest		8,418	12,922	6,567
Earnings per share (in US$) for profit attributable to owners of the Company. Basic	18	0.13	0.50	0.28
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted	18	0.13	0.47	0.27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Amounts in US$ ´000	2014	2013	2012
Profit for the year	15,930	34,934	18,446
Other comprehensive income:
Items that may be subsequently reclassified to profit
Currency translation difference	(2,448)	(1,956)	-
Total comprehensive Income for the year	13,482	32,978	18,446
Attributable to: Owners of the Company	5,064	20,056	11,879
Non-controlling interest	8,418	12,922	6,567

The notes on pages F-7 to F-89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2014	2013
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	19	790,767	595,446
Prepaid taxes	21	1,253	11,454
Other financial assets	24	12,979	5,168
Deferred income tax asset	17	33,195	13,358
Prepayments and other receivables	23	349	6,361
TOTAL NON CURRENT ASSETS		838,543	631,787
CURRENT ASSETS
Inventories	22	8,532	8,122
Trade receivables	23	36,917	42,628
Prepayments and other receivables	23	13,993	35,764
Prepaid taxes	21	13,459	6,979
Cash at bank and in hand	24	127,672	121,135
TOTAL CURRENT ASSETS		200,573	214,628
TOTAL ASSETS		1,039,116	846,415
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	25	58	44
Share premium		210,886	120,426
Reserves		124,017	126,465
Retained earnings (accumulated losses)		40,596	23,906
Attributable to owners of the Company		375,557	270,841
Non-controlling interest		103,569	95,116
TOTAL EQUITY		479,126	365,957
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	26	342,440	290,457
Provisions and other long-term liabilities	27	46,910	33,076
Deferred income tax liability	17	30,065	23,087
Trade and other payables	28	16,583	8,344
TOTAL NON CURRENT LIABILITIES		435,998	354,964
CURRENT LIABILITIES
Borrowings	26	27,153	26,630
Current income tax liabilities		7,935	7,231
Trade and other payables	28	88,904	91,633
TOTAL CURRENT LIABILITIES		123,992	125,494
TOTAL LIABILITIES		559,990	480,458

TOTAL EQUITY AND LIABILITIES		1,039,116	846,415

The financial statements were approved by the Board of Directors on 19 March 2015.

The notes on pages F-7 to F-89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital (1)	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non-controlling Interest	Total
Equity at 1 January 2012	43	112,231	114,270	894	(18,549)	41,763	250,652
Comprehensive income:
Profit for the year	-	-	-	-	11,879	6,567	18,446
Total Comprehensive Income for the Year 2012	-	-	-	-	11,879	6,567	18,446
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	13,257	-	-	24,335	37,592
Share-based payment (Note 29)	-	4,586	-	-	810	-	5,396
Total 2012	-	4,586	13,257	-	810	24,335	42,988
Balances at 31 December 2012	43	116,817	127,527	894	(5,860)	72,665	312,086
Comprehensive income:
Profit for the year	-	-	-	-	22,012	12,922	34,934
Currency translation differences	-	-	-	(1,956)	-	-	(1,956)
Total Comprehensive Income for the Year 2013	-	-	-	(1,956)	22,012	12,922	32,978
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	9,529	9,529
Share-based payment (Note 29)	1	4,049	-	-	7,754	-	11,804
Repurchase of shares (Note 25)	-	(440)	-	-	-	-	(440)
Total 2013	1	3,609	-	-	7,754	9,529	20,893
Balances at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Comprehensive income:
Profit for the year	-	-	-	-	7,512	8,418	15,930
Currency translation differences	-	-	-	(2,448)	-	-	(2,448)
Total Comprehensive Income for the Year 2014	-	-	-	(2,448)	7,512	8,418	13,482
Transactions with owners:
Proceeds from issue of shares	14	90,848	-	-	-	-	90,862
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	35	35
Share-based payment (Note 29)	-	-	-	-	9,178	-	9,178
Repurchase of shares (Note 25)	-	(388)	-	-	-	-	(388)
Total 2014	14	90,460	-	-	9,178	35	99,687
Balances at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126

(1)	See Note 1.

The notes on pages F-7 to F-89 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Note	2014	2013	2012
Cash flows from operating activities
Income for the year		15,930	34,934	18,446
Adjustments for:
Income tax for the year	16	5,195	15,154	14,394
Depreciation of the year	9	101,657	70,200	53,317
Allowance for doubtful accounts	13-23	741	-	-
Loss on disposal of property, plant and equipment		591	575	546
Impairment loss	38	9,430	-	-
Write-off of unsuccessful efforts	11	30,367	10,962	25,552
Accrual of interest on borrowings		25,754	22,085	12,513
Amortisation of other long-term liabilities	27	(468)	(1,165)	(2,143)
Unwinding of long-term liabilities	27	1,972	1,523	1,262
Accrual of share-based payment	10	8,373	9,167	5,396
Bargain purchase gain on acquisition of subsidiaries	34	-	-	(8,401)
Deferred income	27	-	-	5,550
Exchange difference on borrowings	14	19,163	-	-
Income tax paid		(1,306)	(4,040)	(408)
Changes in working capital	5	13,347	(32,100)	3,403
Cash flows from operating activities – net		230,746	127,295	129,427
Cash flows from investing activities
Purchase of property, plant and equipment		(238,047)	(215,234)	(195,829)
Acquisitions of companies, net of cash acquired	34	(114,967)	-	(105,303)
Collections related to financial leases		8,973	6,734	-
Cash flows used in investing activities – net		(344,041)	(208,500)	(301,132)
Cash flows from financing activities
Proceeds from borrowings		67,633	307,259	37,200
Proceeds from transaction with non-controlling interest (1)		35	40,667	12,452
Proceeds from loans from related parties		16,563	8,344	-
Proceeds from issuance of shares		90,862	3,442	-
Repurchase of shares		(388)	(440)	-
Principal paid to related parties		(8,344)	-	-
Principal paid		(17,087)	(179,360)	(12,382)
Interest paid		(24,558)	(15,894)	(10,895)
Cash flows from financing activities - net		124,716	164,018	26,375

Net increase (decrease) in cash and cash equivalents		11,421	82,813	(145,330)

Cash and cash equivalents at 1 January		121,105	38,292	183,622
Currency translation differences		(4,854)	-	-
Cash and cash equivalents at the end of the year		127,672	121,105	38,292

Ending Cash and cash equivalents are specified as follows:
Cash in bank		127,560	121,113	48,268
Cash in hand		112	22	24
Bank overdrafts		-	(30)	(10,000)
Cash and cash equivalents		127,672	121,105	38,292

The notes on pages F-7 to F-89 are an integral part of these consolidated financial statements.

(1)
Proceeds from transaction with Non-controlling interest for the year ended 31 December 2013 includes: US$ 9,529,000 from capital contributions received in the period; and US$ 31,138,000 as result of collection of receivables included in Prepayment and other receivables as of 31 December 2012, relating to equity transactions made in 2012 and 2011.

GEOPARK LIMITED
31 DECEMBER 2014

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

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina. The Group has working interests and/or economic interests in 31 hydrocarbon blocks.

In Chile the Group operates 6 blocks: Fell Block, Otway Block, Tranquilo Block and Isla Norte, Flamenco and Campanario blocks in Tierra del Fuego.

By acquiring three privately held companies in 2012, the Company obtained and maintained working interests and/or economic interests in 9 blocks located in the Llanos, Magdalena and Catatumbo basins in Colombia. In July and November 2014, the Company expanded its operations in Colombia through two new blocks: VIM-3 Block in the Lower Magdalena Basin and CPO-4 Block in the Llanos Basin (see Note 34), respectively. The Company is the operator in 6 of the 11 blocks in Colombia.

In May 2013, the Company has extended its footprint into Brazil since it has been awarded 7 new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte. In addition, in November 2013, the Company has also been awarded 2 new concessions in a new international bidding round, Round 12, in the Parnaíba Basin in the State of Maranhão and Sergipe Alagoas Basin in the State of Alagoas, subject to removal of injunction for Block PN-T-597 (see Note 34.c).

GEOPARK LIMITED
31 DECEMBER 2014

 Note
1	General Information (continued)

On 31 March 2014, the Company acquired a 10% working interest in the offshore Manati gas field, the largest natural gas producing field in Brazil. The Manati Field is operated by Petrobras (see Note 34).

In the fourth quarter of 2014, the Company signed an agreement to acquire an interest on the Morona Block in Peru, which belongs to Marañón Basin. The transaction is subject to customary conditions, certain license modifications and a presidential decree (see Note 34.d).

Additionally, the Company was awarded with two new blocks in Argentina in which the operator will be Pluspetrol: Puelen and Sierra del Nevado in the Neuquén Basin. The Company is the operator of the Del Mosquito block in Argentina.

These consolidated financial statements were authorised for issue by the Board of Directors on 19 March 2015.

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

The consolidated financial statements are presented in thousands (US$´000) of United States Dollars and all values are rounded to the nearest thousand (US$'000), except where otherwise indicated.

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
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2014:

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

IFRIC 21, ‘Levies’, is an interpretation of IAS 37, ‘Provisions, contingent liabilities and contingent assets’. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognised.

Amendment to IAS 19, ‘Employee benefits’ regarding employee or third party contributions to defined benefit plans. The amendment applies to contributions from employees or third parties to defined benefit plans and clarifies the treatment of such contributions. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example employee contributions that are calculated according to a fixed percentage of salary. Entities with plans that require contributions that vary with service will be required to recognise the benefit of those contributions over employee’s working lives.

Management assessed the relevance of new standards, amendments or interpretations and concluded that their adoption did not have a significant impact on these financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2014 and not early adopted.

Amendment to IFRS 11, ‘Joint arrangements’ regarding acquisition of an interest in a joint operation. This amendment provides new guidance on how to account for the acquisition of an interest in a joint venture operation that constitutes a business. The amendments require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’. The amendments are applicable to both the acquisition of the initial interest in a joint operation and the acquisition of additional interest in the same joint operation. However, a previously held interest is not re-measured when the acquisition of an additional interest in the same joint operation results in retaining joint control. The Group is yet to assess amendment to IFRS 11’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

Amendments to IFRS 10 and IAS 28 regarding the sale or contribution of assets between an investor and its associate or joint venture. These amendments address an inconsistency between IFRS 10 and IAS 28 in the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. The Group is yet to assess amendment to IFRS 10 and 28’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

Amendment to IAS 27, ‘Separate financial statements’ regarding the equity method. The amendment allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group is yet to assess amendment to IAS 27’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2016.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

Annual improvements 2014. These annual improvements amend standards from the 2012 – 2014 reporting cycle. It includes changes to:

•
IAS 19,’Employee benefits’ – The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented and the Group is yet to assess its full impact and intends to adopt it no later than the accounting period beginning on or after 1 July 2016.

IFRS 15, ‘Revenue from contracts with customers’. This is the converged standard on revenue recognition. It replaces IAS 11, ‘Construction contracts’, IAS 18,’Revenue’ and related interpretations. Revenue is recognised when a customer obtains control of a good or service. A customer obtains control when it has the ability to direct the use of and obtain the benefits from the good or service. The core principle of IFRS 15 is that an entity recognises revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognises revenue in accordance with that core principle by applying the following steps:

-	Step 1: Identify the contract(s) with a customer
-	Step 2: Identify the performance obligations in the contract
-	Step 3: Determine the transaction price
-	Step 4: Allocate the transaction price to the performance obligations in the contract
-	Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation

IFRS 15 also includes a cohesive set of disclosure requirements that will result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The Group is yet to assess amendment to IFRS 15’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2017.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

IFRS 9, ‘Financial instruments’. The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value, through profit or loss.

IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The Group is yet to assess amendment to IFRS 9’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2018.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Group.

2.2	Going concern

The Directors regularly monitor the Group's cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.2	Going concern (continued)

Considering macroeconomic environment conditions (see Note 37), the performance of the operations,  Group’s cash position and over 80% of its total indebtedness maturing in 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future.  For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.4	Segment reporting

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia, Perú and Argentina is the US Dollar, meanwhile for the Group Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.6	Joint arrangements

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

Financial costs include interest expenses, realised and unrealised gains and losses arising from transactions in foreign currencies and the amortisation of financial assets and liabilities.  The Company has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. Amounts capitalised during the year totalled US$ 3,112,317 (US$ 1,312,953 in 2013 and US$ 1,368,952 in 2012).

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.10	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment charge, if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

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

A charge of US$ 30,367,000 has been recognised in the Consolidated Statement of Income within Exploration costs (US$ 10,962,000 in 2013 and US$ 25,552,000 in 2012) for write-offs in Argentina, Colombia and Chile (see Note 11).

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

GEOPARK LIMITED
31 DECEMBER 2014

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

Depreciation is allocated in the Consolidated Statement of Income as production and administrative expenses, based on the nature of the associated asset.

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
31 DECEMBER 2014

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

The impairment loss recognised in 2014 is explained in Note 38; no impairment loss has been recognised during 2013 and 2012. The write-offs are detailed in Note 11.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.13	Lease contracts

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

GEOPARK LIMITED
31 DECEMBER 2014

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

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Company does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Company would have to recognize amounts to approximately US$ 16,000,000.

Deferred tax balances are provided in full, with no discounting.

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.16	Financial assets (continued)

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

Non current other financial assets include contributions made for environmental obligations according to a Colombian government request. This investment was intended to guarantee interest payments and was recovered at repayment date (see Note 26).

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.20	Trade and other payables (continued)

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.21	Borrowings

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
-
the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries (see Note 34.b).

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
•	"Retained earnings (accumulated losses)" representing accumulated earnings and losses.

GEOPARK LIMITED
31 DECEMBER 2014

Note
2	Summary of significant accounting policies (continued)

2.23	Share-based payment

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

For cash-settled share-based payment transactions, the Company measures the services acquired for amounts that are based on the price of the Company’s shares. The fair value of the liability incurred is measured using Geometric Brownian Motion method. Until the liability is settled, the Company is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period.

GEOPARK LIMITED
31 DECEMBER 2014

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

Currency risk

In Argentina, Colombia, Chile and Perú the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenues held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Chile, Colombia and Argentina subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT. The balances as of 31 December 2014 of VAT were credits for US$ 73,000 (US$ 3,177,000 in 2013) in Argentina, credits for US$ 5,107,000 (US$ 5,288,000 in 2013) in Chile, and payable for US$ 1,358,000 (US$ 5,870,000 in 2013) in Colombia.

The Group minimises the local currency positions in Argentina, Colombia and Chile by seeking to equilibrate local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore the Group maintains a net exposure to them.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2014, the Argentine Peso devaluated by 31% (devaluated by 33% and 16% in 2013 and 2012 respectively) against the US Dollar, the Chilean Peso devaluated by 16% (devaluated by 10% and strengthened by 8% in 2013 and 2012 respectively) and the Colombian Peso devaluated by 24% (devaluated by 9% and strengthened by 9% in 2013 and 2012 respectively).

GEOPARK LIMITED
31 DECEMBER 2014

Note
3	Financial Instruments-risk management (continued)

Currency risk (continued)

If the Argentine Peso, the Chilean Peso and the Colombian Peso had each devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 621,400 (higher by US$ 279,000 in 2013 and lower by US$ 91,000 in 2012). As of 31 December 2014, the balances denominated in the Peruvian local currency (Peruvian Soles) are not material.

In Brazil the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the cash at bank and Itaú loan. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from cash at bank held in US Dollars and for the Itaú loan described in Note 26.

During 2014, the Brazilian Real devaluated by 13% against the US Dollar. If the Brazilian Real had devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 5,660,000 (higher by US$ 3,652,000 in 2013).

As currency rate changes between the U.S. Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

Price risk

The price realised for the oil produced by the Group is linked to WTI (West Texas Intermediate) and Brent, US dollar denominated international benchmarks. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

Between September 2014 and February 2015, WTI and Brent have fallen more than 40%, affecting both: the Company’s results in 2014 and the Company’s expectations for 2015 (see Note 37).

In Colombia, the price of oil is based on Brent, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur, delivery point and water content.

GEOPARK LIMITED
31 DECEMBER 2014

Note
3	Financial Instruments-risk management (continued)

Price risk (continued)

In Chile, the oil price is based on Brent minus certain marketing and quality discounts such as, inter alia, API quality and others. In Argentina, the oil price is also subject to the impact of the retention tax on oil exports defined by the Argentine government which limits the direct correlation to the WTI.

The Company has signed a long-term Gas Supply Contract with Methanex in Chile.  The price of the gas sold under this contract is determined based on a formula that takes into account various international prices of methanol, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

If the market prices of WTI, Brent and methanol had fallen by 10% compared to actual prices during the year, with all other variables held constant, post-tax profit for the year would have been lower by US$ 29,186,000 (lower by US$ 27,179,000 in 2013 and US$ 18,784,000 in 2012).

The Group has no price-hedging transaction currently outstanding. The Board could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market implied volatility.

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers.

In Colombia, the Group have diversified the customer base and for the year ended 31 December 2014, the Colombian subsidiary made 40.1% of the oil sales to Gunvor (a global privately-held company, dedicated to commodities trading), 31.8% to Emerald (a UK based company engaged in the exploration and production of hydrocarbons) and 11% to Perenco (a global independent company, dedicated to oil and gas production), with Gunvor accounting for 23%, Emerald 18.3% and Perenco 6.3% of consolidated revenues for the same period.

GEOPARK LIMITED
31 DECEMBER 2014

Note
3	Financial Instruments-risk management (continued)

Credit risk – concentration (continued)

All the oil produced in Chile is sold to ENAP as well as the gas produced by TdF Blocks (28% of total revenue, 40% in 2013 and 48% in 2012), the State owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of the Methanex, a Canadian public company (6% of consolidated revenues, 7% in 2013 and 12% in 2012).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the operator of the Manati Field and the State owned company.

The mentioned companies all have good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

See disclosure in Note 24.

Funding and Liquidity risk

In the past, the Group was able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2014 with a cash balance of US$ 128 million and over 80% of its total indebtedness maturing in 2020. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 20,000 boepd in production. This scale and positioning permit GeoPark to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The most significant funding transactions executed in 2014 and 2013 include:

On February 2014, the Group received a gross proceed of US$ 98 million from the issuance of new shares (see Note 1).

On March 2014, GeoPark executed a loan agreement with Itaú BBA International (Itau) for
US$ 70.5 million to finance the acquisition of a working interest in the Manatí field (Brazil) (see Note 34.c) maturing between 2015 and 2019.

GEOPARK LIMITED
31 DECEMBER 2014

Note
3	Financial Instruments-risk management (continued)

Funding and liquidity risk (continued)

On February 2013 the Group placed US$ 300 million notes maturing in 2020. These notes contain customary incurrence covenants, which include, among others, limitations on the incurrence of additional debt (see Note 26).

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

At 31 December 2014 the outstanding long-term borrowing affected by variable rates amounted to
US$ 68,540,000, representing 19% of total long-term borrowings, which was composed by the loan from Itaú Bank that has a floating interest rate based on LIBOR.

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

At 31 December 2014, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax profit for the year would have been US$ 312,000 lower (nil in 2013 and US$ 160,866 lower in 2012).

GEOPARK LIMITED
31 DECEMBER 2014

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

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range.

The gearing ratios at 31 December 2014 and 2013 were as follows:

Amounts in US$ '000	2014	2013
Net Debt	241,921	265,952 (a)
Total Equity	479,126	365,957
Total Capital	721,047	631,909
Gearing Ratio	34%	42%

(a) For the calculation of the gearing ratio the Group does not consider the cash that has been allocated for future M&A activities. In 2013, the Group has allocated US$ 70 million for the acquisition of Río Das Contas (see Note 34.c).

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
4	Accounting estimates and assumptions (continued)

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

Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate (see Notes 37 and 38).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2014 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies; and
o	future development and operating costs.

Management believes these factors and assumptions are reasonable based on the information available to them at the time of preparing the estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
4	Accounting estimates and assumptions (continued)

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

•
From time to time, the Company may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, the Company receives notice of environmental, health and safety violations. Based on what the Management of the Company currently knows, it is not expected any material impact on the financial statements.

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

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2014	2013	2012
Increase in asset retirement obligation (Note 27)	1,603	7,183	3,440
Financial leases (Note 19)	-	14,133	-
Increase in provisions for other long-term liabilities (Note 27)	5,636	-	-
Purchase of property, plant and equipment	1,382	12,799	2,375

GEOPARK LIMITED
31 DECEMBER 2014

Note
5	Consolidated Statement of Cash Flow (continued)

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

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2014	2013	2012
Increase in Prepaid taxes	(3,310)	(4,283)	(11,046)
(Increase) / Decrease in Inventories	(410)	(4,166)	8,837
Decrease / (Increase) in Trade receivables	13,791	(10,357)	(7,842)
Decrease / (Increase) in Prepayments and other receivables and Other assets	12,569	(13,330)	7,384
(Decrease) / Increase in Trade and other payables	(9,293)	36	6,070
	13,347	(32,100)	3,403

Note
6	Segment information

Management has determined the operating segments based on the reports reviewed by the strategic steering committee that are used to make strategic decisions.  The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of adjusted earnings before interest, tax, depreciation, amortisation and certain non-cash items such as write-offs, impairments and share-based payment (Adjusted EBITDA). This measurement basis excludes the effects of non-recurring expenditure from the operating segments, such as impairments when it is the result of an isolated, non-recurring event. Interest income and expenses are not included in the result for each operating segment that is reviewed by the strategic steering committee. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Exploration and Other operating costs. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note
6	Segment information (continued)

Segment areas (geographical segments):

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2014
Net revenue	1,308	35,621	246,085	-	145,720	-	428,734
Sale of crude oil	1,304	1,541	246,054	-	118,203	-	367,102
Sale of gas	4	34,080	31	-	27,517	-	61,632
Production costs	(644)	(19,702)	(131,680)	-	(77,624)	-	(229,650)
Depreciation	(94)	(11,554)	(51,856)	-	(35,856)	-	(99,360)
Royalties	(241)	(2,794)	(12,354)	-	(6,777)	-	(22,166)
Transportation costs	(87)	-	(4,663)	-	(6,784)	-	(11,534)
Other costs	(222)	(5,354)	(62,807)	-	(28,207)	-	(96,590)
Gross profit	664	15,919	114,405	-	68,096	-	199,084
Operating (loss) / profit	(4,321)	10,658	67,212	(2,419)	11,733	(11,019)	71,844
Adjusted EBITDA	(816)	22,637	130,209	(2,425)	76,420	(5,948)	220,077

Depreciation	(229)	(11,613)	(52,713)	-	(37,077)	(25)	(101,657)
Impairment loss	-	-	(9,430)	-	-	-	(9,430)
Write-off	(31)	-	(1,564)	-	(28,772)	-	(30,367)
Total assets	3,839	151,770	263,070	4,813	541,481	74,143	1,039,116

Employees (average)	100	10	121	4	208	-	443

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2013
Net revenue	1,538	-	179,324	-	157,491	-	338,353
Sale of crude oil	1,532	-	179,324	-	134,579	-	315,435
Sale of gas	6	-	-	-	22,912	-	22,918
Production costs	(346)	-	(111,712)	-	(67,585)	-	(179,643)
Depreciation	(59)	-	(39,233)	-	(29,287)	-	(68,579)
Royalties	(194)	-	(9,661)	-	(7,384)	-	(17,239)
Transportation costs	(204)	-	(4,733)	-	(6,455)	-	(11,392)
Other costs	111	-	(58,085)	-	(24,459)	-	(82,433)
Gross profit	1,192	-	67,612	-	89,906	-	158,710
Operating (loss) / profit	(1,942)	(3,107)	38,811	-	63,110	(12,908)	83,964
Adjusted EBITDA	166	(3,037)	82,611	-	96,348	(8,835)	167,253

Depreciation	(225)	(2)	(39,406)	-	(30,471)	(96)	(70,200)
Write-off	-	-	(3,258)	-	(7,704)	-	(10,962)
Total assets	7,977	29,222	259,421	-	477,263	72,532	846,415

Employees (average)	97	3	107	-	184	-	391

GEOPARK LIMITED
31 DECEMBER 2014

Note
6	Segment information (continued)

Amounts in US$ '000	Argentina	Brazil	Colombia	Perú	Chile	Corporate	Total
2012
Net revenue	1,050	-	99,501	-	149,927	-	250,478
Sale of crude oil	1,045	-	99,501	-	121,018	-	221,564
Sale of gas	5	-	-	-	28,909	-	28,914
Production costs	(3,244)	-	(60,197)	-	(65,794)	-	(129,235)
Depreciation	(3,223)	-	(20,964)	-	(28,120)	-	(52,307)
Royalties	(172)	-	(4,165)	-	(7,087)	-	(11,424)
Transportation costs	(180)	-	(1,045)	-	(5,986)	-	(7,211)
Other costs	331	-	(34,023)	-	(24,601)	-	(58,293)
Gross (loss) / profit	(2,194)	-	39,304	-	84,133	-	121,243
Operating (loss) / profit	(6,129)	-	8,500	-	47,915	(9,539)	40,747
Adjusted EBITDA	2,051	-	34,474	-	93,908	(9,029)	121,404

Depreciation	(3,408)	-	(21,050)	-	(28,734)	(125)	(53,317)
Write-off	(1,915)	-	(5,147)	-	(18,490)	-	(25,552)
Total assets	6,108	-	213,202	-	405,674	3,033	628,017

Employees (average)	100	-	80	-	144	-	324
Approximately 66% of capital expenditure was allocated to Chile (63% in 2013 and 70% in 2012), 29% was allocated to Colombia (37% in 2013 and 30% in 2012) and 5% was allocated to Brazil (nil in 2013 and 2012). The capital expenditure referred does not include total consideration for M&A activities.

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

Amounts in US$ '000	2014	2013	2012
Operating netback	274,509	214,683	151,270
Administrative costs (a)	(40,340)	(39,573)	(25,507)
Exploration costs (b)	(14,092)	(7,857)	(4,359)
Adjusted EBITDA for reportable segments	220,077	167,253	121,404
Depreciation (c)	(100,528)	(69,968)	(56,448)
Share-based payment	(8,373)	(9,167)	(5,396)
Impairment and write-off of unsuccessful efforts	(39,797)	(10,962)	(25,552)
Others (d)	465	6,808	6,739
Operating profit	71,844	83,964	40,747
Financial results	(50,719)	(33,876)	(16,308)
Bargain purchase gain on acquisition of subsidiaries	-	-	8,401
Profit before tax	21,125	50,088	32,840

(a)	Excludes depreciation and share-based payment.
(b)	Includes staff costs and other services.
(c)	Net of capitalised costs for oil stock included in Inventories.
(d)	Includes internally capitalised costs.

GEOPARK LIMITED
31 DECEMBER 2014

Note
7	Net Revenue

Amounts in US$ '000	2014	2013	2012
Sale of crude oil	367,102	315,435	221,564
Sale of gas	61,632	22,918	28,914
	428,734	338,353	250,478

Note
8	Production costs

Amounts in US$ '000	2014	2013	2012
Depreciation	99,360	68,579	52,307
Well and facilities maintenance	25,475	20,662	9,385
Royalties	22,166	17,239	11,424
Consumables	16,157	14,855	9,884
Staff costs (Note 10)	16,112	11,650	12,384
Share-based payment (Notes 10 and 29)	1,619	2,552	1,787
Transportation costs	11,534	11,392	7,211
Equipment rental	7,563	7,139	5,936
Non operated blocks costs	9,730	5,635	1,030
Safety and Insurance costs	5,733	4,843	1,428
Field camp	5,932	4,805	2,407
Gas plant costs	3,277	3,217	3,371
Cost of crude oil sold from acquired business	-	-	3,826
Other costs	4,992	7,075	6,855
	229,650	179,643	129,235

Note
9	Depreciation

Amounts in US$ '000	2014	2013	2012
Oil and gas properties	89,651	59,234	44,552
Production facilities and machinery	9,621	9,341	7,708
Furniture, equipment and vehicles	1,862	964	713
Buildings and improvements	523	661	344
Depreciation of property, plant and equipment	101,657	70,200	53,317

Recognised as follows:
Production costs	99,360	68,579	52,307
Administrative costs	2,297	1,621	1,010
Depreciation total	101,657	70,200	53,317

GEOPARK LIMITED
31 DECEMBER 2014

Note
10	Staff costs and Directors Remuneration
	2014	2013	2012
Average number of employees	443	391	324
Amounts in US$ '000
Wages and salaries	41,593	29,504	19,132
Share-based payment (Note 29)	9,178	8,362	5,396
Share-based payment – Cash awards (Note 29)	(805)	805	-
Social security charges	6,597	5,291	3,636
Director’s fees and allowance	1,998	1,426	1,516
	58,561	45,388	29,680

Recognised as follows:
Production costs	17,731	14,202	14,171
Exploration costs	12,939	7,676	4,418
Administrative costs	27,891	23,510	11,091
	58,561	45,388	29,680

Board of Directors’ and key managers’ remuneration (1)
Salaries and fees	11,003	7,702	5,711
Share-based payment	3,314	2,971	846
Other benefits	130	742	-
	14,447	11,415	6,557
(1)	All the figures are included in the Staff costs and Directors Remuneration table.

Directors’ Remuneration

	Executive Directors’ Fees	Executive Directors’ Bonus	Non-Executive Directors’ Fees (in £)	Non-Executive Directors’ Fees (in US$)	Director Fees Paid in Shares No. of Shares (1)	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$ 250,000	US$ 150,000	-	-	-	US$ 400,000
James F. Park	US$ 500,000	US$ 650,000	-	-	-	US$ 1,150,000
Pedro Aylwin (2)	-	-	-		-	-
Peter Ryalls(3)	-	-	£8,750	US$ 57,500	7,003	US$ 195,091
Juan Cristóbal Pavez(4)	-	-	£11,625	US$ 55,000	7,003	US$ 195,036
Carlos Gulisano(5)	-	-	£20,375	US$ 55,000	5,250	US$ 195,043
Steven J. Quamme(6)	-	-	£11,625	US$ 55,000	7,003	US$ 195,036
1 Only 2,301 shares of the 26,259 shares paid as Director Fees were issued during 2014 (see Note 29).
2 Pedro Aylwin has a service contract that provides for him to act as Manager of Legal and Governance so he resigned his fees as Director.
3 Technical Committee Chairman.
4 Compensation Committee Chairman.
5 Nomination Committee Chairman.
6 Audit Committee Chairman.

From the second half of 2014, an increase in the compensation program for the services of the non-executive Directors was approved. The annual fees correspond to US$ 80,000 to be settled in cash and US$ 100,000 to be settled in stocks, paid quarterly in equal installments.

GEOPARK LIMITED
31 DECEMBER 2014

Note
10	Staff costs and Directors Remuneration (continued)

In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of USD 20,000 shall apply. A Director who serves as a member of any Board Committees shall receive an annual fee of USD 10,000. Total payment due shall be calculated in an aggregate basis for Directors serving in more than one Committee. The Chairman fee shall not be added to the member´s fee for the same Committee. Payments of Chairmen and Committee members´ fees shall be made quarterly in arrears and settled in cash only.

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

In addition, Pedro Aylwin holds the following interests in stock options and awards as a result of the services that he has previously provided to the Company:

•	156,431 shares fully exercised.
•	12,000 stock awards related to the 2011 Programme not yet vested.

GEOPARK LIMITED
31 DECEMBER 2014

Note
11	Exploration costs

Amounts in US$ '000	2014	2013	2012
Write-off of unsuccessful efforts (a)	30,367	10,962	25,552
Staff costs (Note 10)	11,712	6,451	3,090
Other services	2,380	1,406	1,269
Allocation to capitalised project	(2,317)	(2,437)	(1,849)
Share-based payment (Notes 10 and 29)	1,227	1,225	1,328
Amortisation of other long-term liabilities related to unsuccessful efforts	-	(600)	(1,500)
Recovery of abandonments costs	-	(753)	-
	43,369	16,254	27,890

(a)
The 2014 charge corresponds to the cost of ten unsuccessful exploratory wells: eight of them in Chile (three in Flamenco Block, two in Fell Block, two in Tranquilo Block and one in Campanario Block) and two of them in Colombia (two in the non-operated Arrendajo Block, see Note 34). The 2014 charge also includes the loss generated by the write-off of the remaining seismic cost for Otway and Tranquilo Blocks, registered in previous years.

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

Note
12	Administrative costs

Amounts in US$ '000	2014	2013	2012
Staff costs (Note 10)	20,366	16,694	7,294
Share-based payment (Notes 10 and 29)	5,527	5,390	2,281
Consultant fees	6,791	6,424	5,122
New projects	2,798	3,720	2,927
Office expenses	3,190	2,652	3,293
Director’s fees and allowance	1,998	1,426	1,516
Travel expenses	2,052	1,258	1,563
Depreciation	2,297	1,621	1,010
Other administrative expenses	3,145	7,399	3,792
	48,164	46,584	28,798

GEOPARK LIMITED
31 DECEMBER 2014

Note
13	Selling expenses

Amounts in US$ '000	2014	2013	2012
Transportation	23,106	16,181	22,066
Selling taxes	433	406	202
Storage	148	665	645
Allowance for doubtful accounts	741	-	-
Delivery or pay penalty	-	-	1,718
	24,428	17,252	24,631

Note
14	Financial results

Amounts in US$ '000	2014	2013	2012
Financial expenses
Interest and amortisation of debt issue costs	29,466	25,209	13,114
Less: amounts capitalised on qualifying assets	(3,112)	(1,313)	(1,369)
Exchange difference (1)	23,097	760	2,081
Bank charges and other financial costs	2,672	2,519	1,764
Unwinding of long-term liabilities	1,972	1,523	1,262
Notes GeoPark Fell SpA cancellation costs (Note 26)	-	8,603	-
Financial income
Interest received	(3,376)	(3,425)	(544)
	50,719	33,876	16,308
(1)	Includes in 2014, US$ 19,163,000 generated by borrowings in US Dollars held by the Brazilian subsidiary.

Note
15	Tax reforms in Colombia and Chile

Colombia

The Colombian Congress approved a Tax Reform in December 2014. This reform has introduced a temporary net wealth tax assessed on net equity on domestic and foreign legal entities, kept the rate of the income tax on equality (Enterprise contribution on equality, “CREE” for its Spanish acronym) at 9%, and applied a CREE surcharge until 2018, among other changes.

The net wealth tax (NWT) assessed on net equity would apply for tax years 2015 through 2017 for domestic and foreign entities that hold any wealth in Colombia, directly or indirectly, via permanent establishments (PEs) or branches. In the case of foreign or domestic individuals, the NWT would apply until 2018.

GEOPARK LIMITED
31 DECEMBER 2014

Note
15	Tax reforms in Chile and Colombia (continued)

NWT would apply at progressive rates ranging from 1.15% in 2014; 1% in 2015 and decrease to 0.4% in 2016 and finally disappear in 2017, for corporate taxpayers. NWT paid would not be deductible or creditable for Colombian income tax purposes.

The Reform also extended the current 9% CREE tax rate, which was scheduled to decrease to 8% in 2016. Also, it will introduce a new CREE surcharge, beginning in 2015, from 5% in 2015, 6% in 2016, and 8% in 2017 to 9% in 2018. Therefore, the accumulated corporate income tax rate will raise to 43% in 2018. The Company has considered the effects of this rate increase in the deferred income tax calculation.

Chile

The Chilean Congress approved a reform to the income tax law in September 2014. Under this reform the income tax rate will increase from 20% in 2013 according to this schedule: 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018.

The operating subsidiaries that GeoPark controls in Chile, which are GeoPark TdF S.A., GeoPark Fell SpA and GeoPark Magallanes Limitada, are not affected by the income tax reform mentioned since they are covered by the tax treatment established in the Special contract of operations (“CEOPs”).

Note
16	Income tax

Amounts in US$ '000	2014	2013	2012
Current tax	23,574	13,337	7,536
Deferred income tax (Note 17)	(18,379)	1,817	6,858
	5,195	15,154	14,394

GEOPARK LIMITED
31 DECEMBER 2014

Note
16	Income Tax (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2014	2013	2012
Profit before tax	21,125	50,088	32,840
Tax losses from non-taxable jurisdictions	5,010	14,348	8,373
Taxable profit	26,135	64,436	41,213

Income tax calculated at domestic tax rates applicable to profits in the respective countries	7,606	14,011	6,290
Tax losses where no deferred income tax is recognised	148	328	2,864
Effect of currency translation on tax base	(8,128)	(5,146)	2,436
Expiration of tax loss carry-forwards	-	1,988	-
Changes in the income tax rate (Note 15)	691	-	-
Non-taxable results (1)	4,878	3,973	2,804
Income tax	5,195	15,154	14,394

(1)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Argentina, Brazil, Colombia, Perú and Chile) ranges from 15% to 35%.

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2014	2013	2012
Argentina	6,707	10,259	11,645
Chile (1)	33,222	15,935	4,380
Brazil (1)	3,191	-	-
Total tax losses at 31 December	43,120	26,194	16,025

(1) Taxable losses have no expiration date.

At the balance sheet date deferred tax assets in respect of tax losses in Argentina have not been recognised as there is insufficient evidence of future taxable profits before the statute of limitation of these tax losses causes them to expire.

GEOPARK LIMITED
31 DECEMBER 2014

Note
16	Income Tax (continued)

Expiring dates for tax losses accumulated at 31 December 2014 are:

Expiring date	Amounts in US$ '000
2015	3,222
2016	1,503
2017	1,982

Note
17	Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2014	2013	2012
Deferred tax at 1 January	(9,729)	(3,911)	(12,659)
Acquisition of subsidiaries	(3,132)	-	15,606
Reclassification (1)	(2,123)	(4,001)	-
Currency translation differences	(265)	-	-
Income statement credit / (charge)	18,379	(1,817)	(6,858)
Deferred tax at 31 December	3,130	(9,729)	(3,911)

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2014, 2013 and 2012 are as follows:

Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	Currency translation differences	(Charged) / credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	(2,577)	-	-	4,011	1,434
Taxable losses	15,935	-	(423)	16,249	31,761
Total 2014	13,358	-	(423)	20,260	33,195
Total 2013	13,591	-	-	(233)	13,358
Total 2012	450	15,606	-	(2,465)	13,591

GEOPARK LIMITED
31 DECEMBER 2014

Note
17	Deferred income tax (continued)
Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	(Charged) / credited to net profit	Reclassification (1)	Currency translation differences	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(23,087)	(3,132)	(6,533)	(2,123)	158	(34,717)
Taxable losses	-	-	4,652	-	-	4,652
Total 2014	(23,087)	(3,132)	(1,881)	(2,123)	158	(30,065)
Total 2013	(17,502)	-	(1,584)	(4,001)	-	(23,087)
Total 2012	(13,109)	-	(4,393)	-	-	(17,502)

(1) Corresponds to the difference between income tax provision and the final tax return presented.

Note
18	Earnings per share

Amounts in US$ '000	2014	2013	2012
Numerator:
Profit for the year	7,512	22,012	11,879
Denominator:
Weighted average number of shares used in basic EPS	56,396,812	43,603,846	42,673,981
Earnings after tax per share (US$) – basic	0.13	0.50	0.28

Amounts in US$ '000	2014	2013	2012
Weighted average number of shares used in basic EPS	56,396,812	43,603,846	42,673,981
Effect of dilutive potential common shares
Stock awards at US$ 0.001	2,443,600	2,928,203	1,435,324
Weighted average number of common shares for the purposes of diluted earnings per shares	58,840,412	46,532,049	44,109,305
Earnings after tax per share (US$) – diluted	0.13	0.47	0.27

GEOPARK LIMITED
31 DECEMBER 2014

Note
19	Property, plant and equipment
Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery		Buildings and improvements	Construction in progress	Exploration and evaluation assets(1)	Total
Cost at 1 January 2012	171,956	2,175	47,102		2,437	32,896	42,140	298,706

Additions	4,071	637	32,335		-	81,241	83,360	201,644
Disposals	(416)	-	(130)		-	-	-	(546)
Write-off / Impairment loss	-	-	-		-	-	(25,552)	(25,552)
Acquisition of subsidiaries	62,449	389	10,865		-	9,452	27,818	110,973
Transfers	106,311	375	(3,223)		761	(69,564)	(34,660)	-
Cost at 31 December 2012	344,371	3,576	86,949		3,198	54,025	93,106	585,225

Additions	9,367	2,060	512		-	89,976	133,301	235,216
Disposals	(553)	(22)	(15,870	)(*)	-	-	-	(16,445)
Write-off / Impairment loss	-	-	-		-	-	(10,962)	(10,962)
Transfers	140,075	117	27,246		3,820	(103,572)	(67,686)	-
Cost at 31 December 2013	493,260	5,731	98,837		7,018	40,429	147,759	793,034

Additions	3,013	3,367	11		490	136,232	97,919	241,032
Acquisition of subsidiaries	112,646	201	-		-	-	-	112,847
Currency translation differences	(21,941)	(122)	-		-	-	(988)	(23,051)
Disposals	-	(353)	(666)		-	-	-	(1,019)
Write-off / Impairment loss	(9,430)	-	-		-	-	(30,367)	(39,797)
Transfers	172,399	3,233	13,464		2,019	(117,236)	(73,879)	-
Cost at 31 December 2014	749,947	12,057	111,646		9,527	59,425	140,444	1,083,046
Depreciation and write-down at 1 January 2012	(53,604)	(1,123)	(18,628)		(716)	-	-	(74,071)
Depreciation	(44,552)	(713)	(7,708)		(344)	-	-	(53,317)
Depreciation and write-down at 31 December 2012	(98,156)	(1,836)	(26,336)		(1,060)	-	-	(127,388)
Depreciation	(59,234)	(964)	(9,341)		(661)	-	-	(70,200)
Depreciation and write-down at 31 December 2013	(157,390)	(2,800)	(35,677)		(1,721)	-	-	(197,588)
Depreciation	(89,651)	(1,862)	(9,621)		(523)	-	-	(101,657)
Disposals	-	278	151		-	-	-	429
Currency translation differences	6,602	(65)	-		-	-	-	6,537
Depreciation and write-down at 31 December 2014	(240,439)	(4,449)	(45,147)		(2,244)	-	-	(292,279)
Carrying amount at 31 December 2012	246,215	1,740	60,613		2,138	54,025	93,106	457,837
Carrying amount at 31 December 2013	335,870	2,931	63,160		5,297	40,429	147,759	595,446
Carrying amount at 31 December 2014	509,508	7,608	66,499		7,283	59,425	140,444	790,767

GEOPARK LIMITED
31 DECEMBER 2014

Note
19	Property, plant and equipment (continued)

As of 31 December 2014, the Group has pledged, as security for a mortgage obtained for the acquisition of the operating base in Chile, assets amounting to US$ 482,000 (US$ 493,000 in 2013 and US$ 692,000 in 2012). See Note 26 (c).

(*) During 2013, the Company entered into a finance lease for which it has transferred a substantial portion of the risk and rewards of some assets which had a book value of US$ 14,100,000. As of 31 December 2013, prepayments and other receivables include receivables under finance leases amounting to US$ 8,000,000, which US$ 6,500,000 are maturity no later than one year and US$ 1,500,000 between one and five years. In 2014, the finance lease finalized when the purchase option on the assets subject to the agreement was exercised by the lessee.

(1)	Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 99,939,000 (US$ 117,841,000 in 2013 and US$ 65,941,000 in 2012).

Amounts in US$ '000	Total
Exploration wells at 31 December 2011	22,241
Additions	47,891
Write-offs	(21,339)
Transfers	(23,496)
Acquisition of subsidiaries	1,868
Exploration wells at 31 December 2012	27,165
Additions	77,933
Write-offs	(7,934)
Transfers	(67,246)
Exploration wells at 31 December 2013	29,918
Additions	87,741
Write-offs	(24,339)
Transfers	(52,815)
Exploration wells at 31 December 2014	40,505

As of 31 December 2014, there were two exploratory wells that have been capitalised for a period over a year amounting to US$ 4,657,000 and ten exploratory wells that have been capitalised for a period less than a year amounting to US$ 35,848,000.

GEOPARK LIMITED
31 DECEMBER 2014

Note
20	Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2014:

(*) LGI is not a subsidiary, it is Non-controlling interest.
During 2013 and 2014, with the purpose of conducting its multilocation activities and for allowing future business structures, the Company has incorporated certain wholly owned subsidiaries, that are dormant companies at the date of the issuance of these financial statements.

GEOPARK LIMITED
31 DECEMBER 2014

Note
20	Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a) (k)
	GeoPark Latin America Limited	100% (g)
	GeoPark Latin America Limited – Agencia en Chile	100% (a) (g)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	Rio das Contas Produtora de Petróleo Ltda (Brazil)	100% (a) (j)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a) (h)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (m) (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%(m)
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	29% (i) (f)
	Otway Block (Chile)	100% (e) (f)
	Flamenco Block (Chile)	50% (f)
	Campanario Block (Chile)	50% (f)
	Isla Norte Block (Chile)	60% (f)
	Llanos 17 Block (Colombia)	36.84% (l)
	Yamu/Carupana Block (Colombia)	75%/54.5% (f) (l)
	Llanos 34 Block (Colombia)	45% (f) (l)
	Llanos 32 Block (Colombia)	10% (l)
	CPO-4 Block (Colombia)	50% (l)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	Manati Field (Brazil)	10% (j)

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.
(e)	In September 2014, the Chilean Ministry of Energy approved that the Group will be the sole participant with a working interest of 100%.
(f)	GeoPark is the operator in all blocks.
(g)	Formerly named GeoPark Chile Limited.
(h)
During 2013, the Company finalized a merger process by which GeoPark Colombia SAS continued the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

(i)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex and Wintershall announced their decision to abandon the Consortium. The new ownership is GeoPark 50% and Pluspetrol 50%.

(j)
On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil (see Note 34.c).

(k)
In April 2014, the Company informed the Secretary of Infrastructure and Energy of the province of Mendoza of its decision to relinquish 100% of the Cerro Doña Juana and Loma Cortaderal Concessions to the Mendoza Province.

(l)	See Note 34.a.
(m)	See Note 34.d.

GEOPARK LIMITED
31 DECEMBER 2014

Note
21	Prepaid taxes

Amounts in US$ '000	2014	2013
V.A.T.	8,884	10,635
Income tax payments in advance	4,834	4,945
Other prepaid taxes	994	2,853
Total prepaid taxes	14,712	18,433
Classified as follows:
Current	13,459	6,979
Non current	1,253	11,454
Total prepaid taxes	14,712	18,433

Note
22	Inventories

Amounts in US$ '000	2014	2013
Crude oil	6,719	4,464
Materials and spares	1,813	3,658
	8,532	8,122

Note
23	Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2014	2013
Trade accounts receivable	36,917	42,628
	36,917	42,628
To be recovered from co-venturers	5,931	15,508
Prepayments and other receivables	8,411	26,617
	14,342	42,125
Total	51,259	84,753

Classified as follows:
Current	50,910	78,392
Non current	349	6,361
Total	51,259	84,753

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2014, trade receivables of US$ 6,092 (US$ 1,143,393 in 2013) were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances due between 31 days and 90 days as of 31 December 2014 and 2013.

GEOPARK LIMITED
31 DECEMBER 2014

Note
23	Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2014	2013
At 1 January	33	33
Allowance for doubtful accounts (Note 13)	741	-
	774	33

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note
24	Financial instruments by category

Amounts in US$ '000	Loans and receivables
	2014	2013
Assets as per statement of financial position
Trade receivables	36,917	42,628
To be recovered from co-venturers	5,931	15,508
Other financial assets (*)	12,979	5,168
Cash at bank and in hand	127,672	121,135
	183,499	184,439

(*) Other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations. For 2014, they also include a non-current account receivable.

GEOPARK LIMITED
31 DECEMBER 2014

Note
24	Financial instruments by category (continued)

Amounts in US$ '000	Other financial liabilities at amortised cost
	2014	2013
Liabilities as per statement of financial position
Trade payables	64,457	61,130
Payables to related parties	16,591	8,456
To be paid to co-venturers	1,335	1,201
Borrowings	369,593	317,087
	451,976	387,874

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2014	2013
Trade receivables
Counterparties with an external credit rating (Moody’s)
Ba2	11,793	-
Baa2	-	2,048
Baa3	11,292	17,321
Counterparties without an external credit rating
Group1 (*)	13,832	23,259
Total trade receivables	36,917	42,628

(*)   Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

GEOPARK LIMITED
31 DECEMBER 2014

Note
24	Financial instruments by category (continued)

Cash at bank and other financial assets (1)
Amounts in US$ '000	2014	2013
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	17	4,812
A2	22,621	-
Aa3	-	11
P1	40,402	102,390
P2	42,218	460
P3	21,145	3,789
AA+	-	2,643
BRC 1+	994	3,546
Counterparties without an external credit rating	13,142	8,631
Total	140,539	126,282

(1) The rest of the balance sheet item ‘cash at bank and in hand’ is cash on hand amounting to US$ 112,000 (US$ 21,000 in 2013).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2014
Borrowings	41,124	40,342	109,152	322,500
Trade payables	64,457	-	-	-
Payables to related parties	1,325	1,325	17,226	-
	106,906	41,667	126,378	322,500
At 31 December 2013
Borrowings	39,585	22,600	67,500	345,000
Trade payables	61,130	-	-	-
Payables to related parties	8,456	-	-	-
	109,171	22,600	67,500	345,000

GEOPARK LIMITED
31 DECEMBER 2014

Note
25	Share capital

Issued share capital	2014	2013
Common stock (amounts in US$ ‘000)	58	44
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,790,533	43,861,614
Total common shares in issue	57,790,533	43,861,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2014, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;
•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2011			42.5	43
Issue of shares to Non-Executive Directors	2012	0.02	42.5	43
Stock awards	Oct 2012	1.01	43.5	43
Shares outstanding at the end of 2012			43.5	43
Issue of shares to Non-Executive Directors	2013	0.01	43.5	43
Stock awards	Sept 2013	0.46	44.0	44
Buyback program	Oct 2013	(0.1)	43.9	44
Shares outstanding at the end of 2013			43.9	44
IPO	Feb 2014	14.0	57.9	58
Stock awards	Feb 2014	0.0	57.9	58
Buyback program	Dec 2014	(0.1)	57.8	58
Shares outstanding at the end of 2014			57.8	58

GEOPARK LIMITED
31 DECEMBER 2014

Note
25	Share capital (continued)

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

On 7 February 2014, the SEC declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98 million (see Note 1).

On 19 December 2014, the Company approved a program to repurchase up to US$ 10 million of common shares, par value US$ 0.001 per share of the Company (the “Repurchase Program”). The Repurchase Program began on 19 December 2014 and will expire at the close of business on March 27, 2015, but may be terminated prior to such date. The Shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan. During 2014, the Company purchased 73,082 common shares for a total amount of US$ 388,000. This transaction had no impact on the Company’s results.

During 2014, the Company issued 2,301 (10,430 in 2013 and 15,100 in 2012) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 22,413 (US$ 100,988 in 2013 and US$ 142,492 in 2012). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Under the stock awards programmes and other share based payments, during 2013, 60,000 (30,000 in 2012) new common shares were issued, pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 506,630 (US$ 253,315 in 2012).

The accounting treatment of the shares is in line with the Group’s policy on share-based payment.

Other Reserve

During 2012, LGI acquired a 20% interest in the Colombian business by making a capital contribution for an amount of US$ 14,920,000. The differences between total consideration and the net equity of the Companies as per the book value were recorded as Other Reserve in the Consolidated Statement of Changes in Equity (see Note 34.b).

GEOPARK LIMITED
31 DECEMBER 2014

Note
26	Borrowings

Amounts in US$ '000	2014	2013
Outstanding amounts as of 31 December
Notes GeoPark Latin America Agencia en Chile (a)	300,963	299,912
Banco Itaú (b)	68,540	-
Banco de Crédito e Inversiones (c)	90	2,143
Banco de Chile (d)	-	15,002
Overdrafts (e)	-	30
	369,593	317,087
Classified as follows:
Non current	342,440	290,457
Current	27,153	26,630

The fair value of these financial instruments at 31 December 2014 amounts to US$ 360,181,000
(US$ 312,208,000 in 2013). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 7.40% (2013: 7.81%) and are within level 2 of the fair value hierarchy.

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum to yield 7.625% per annum. Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Coöperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia Coöperatie U.A. and a pledge of certain intercompany loans. Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000.

Under the terms of the Notes, the Issuer is required to comply with certain financial covenants for the incurrence of additional debt and other specific corporate actions (dividends, mergers, etc.) consisting on: i) Leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.75x for the year 2014 and lower than 2.5x from 2015 onwards; and ii) Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x. As of the date of these consolidated financial statements, the Company has complied with these covenants.

GEOPARK LIMITED
31 DECEMBER 2014

Note
26	Borrowings (continued)

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil (see Note 34.c). The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these consolidated financial statements, the Company has complied with these covenants.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 31 December 2014 is US$ 90,000 (US$ 212,000 in 2013).

In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 was US$ 1,931,000. This financing was structured as letter of credit and was fully repaid in February 2014.

(d) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(e) The Group has been granted with credit lines for over US$ 69,000,000. The exercise of these credit lines could be limited by debt covenants associated to other borrowings.

GEOPARK LIMITED
31 DECEMBER 2014

Note
27	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2012	5,450	3,962	-	9,412
Addition to provision / Contributions received	3,440	5,550	100	9,090
Acquisition of subsidiaries	6,061	-	2,309	8,370
Amortisation	-	(2,143)	-	(2,143)
Unwinding of discount	1,262	-	-	1,262
At 31 December 2012	16,213	7,369	2,409	25,991
Addition to provision	7,183	-	297	7,480
Recovery of abandonments costs	(753)	-	-	(753)
Amortisation	-	(1,165)	-	(1,165)
Unwinding of discount	1,523	-	-	1,523
At 31 December 2013	24,166	6,204	2,706	33,076
Addition to provision	1,603	-	5,934	7,537
Recovery of abandonments costs	(1,317)	-	-	(1,317)
Acquisition of subsidiaries	6,862	-	-	6,862
Exchange difference	-	-	(752)	(752)
Amortisation	-	(468)	-	(468)
Unwinding of discount	1,972	-	-	1,972
At 31 December 2014	33,286	5,736	7,888	46,910

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells. The amortisation is in line with the related asset.

Other mainly relates to fiscal controversies associated to income taxes in one of the Colombian subsidiaries. These controversies relate to fiscal periods prior to the acquisition of these subsidiaries by the Company. In connection to this, the Company has recorded an account receivable with the previous owners for the same amount, which is recognized under Other financial assets in the Balance sheet.

GEOPARK LIMITED
31 DECEMBER 2014

Note
28	Trade and other payables

Amounts in US$ '000	2014	2013
V.A.T	3,449	8,074
Trade payables	64,457	61,130
Payables to related parties (1) (Note 32)	16,591	8,456
Staff costs to be paid	7,226	8,551
Royalties to be paid	2,398	3,375
Taxes and other debts to be paid	10,031	9,190
To be paid to co-ventures	1,335	1,201
	105,487	99,977
Classified as follows:
Non current	16,583	8,344
Current	88,904	91,633

(1)
As of 31 December 2014, the outstanding amount corresponds to a loan granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The maturity of this loan is July 2017 and the applicable interest rate is 8% per annum.  As of 31 December 2013, the outstanding amount relates to a loan granted by LGI as part of its funding commitment in connection with Colombian companies acquisition (see Note 34.b). This loan was cancelled during 2014.

The average credit period (expressed as creditor days) during the year ended 31 December 2014 was 50 days (2013: 58 days)

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note
29	Share-based payment

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

Main characteristics of the Stock Awards Programmes are:

•	All employees are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting period is four years.
•	Specific Award amounts are reviewed and approved by the Executive Directors and the Remuneration Committee of the Board of Directors.

GEOPARK LIMITED
31 DECEMBER 2014

Note
29	Share-based payment (continued)

On 23 November 2012, the Remuneration Committee and the board of directors approved granting 720,000 options over ordinary shares of US$0.001 each to the Executive Directors. Options granted vest on the third anniversary of the date on which they are granted and have an exercise price of US$0.001.

Additionally, during 2013 the Company approved two new share-based compensation programmes: i.) a stock awards plan oriented to Managers (non-Top Management) and key employees which qualifies as an equity-settled plan and ii.) a cash awards plan, oriented to all non-management employees which qualifies as a cash-settled plan.

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

According to current market conditions, the Company estimated that for the cash awards plan, the share price at the vesting date would not reach the threshold for granting. Therefore, no liability has been recognized as of 31 December 2014.

Also during 2013, the Company approved a plan named Value creation plan (“VCP”) oriented to Top Management. The VCP establishes awards payables in a variable number of shares with some limitation, subject to certain market conditions, among others, reach certain stock market price for the Company share at vesting date. VCP has been classified as an equity-settled plan.

GEOPARK LIMITED
31 DECEMBER 2014

Note
29	Share-based payment (continued)

Details of these costs and the characteristics of the different stock awards programmes and other share based payments are described in the following table and explanations:

Year of issuance	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	Charged to net profit
						2014	2013	2012
2013	500,000	-	22,000	-	478,000	1,291	619	-
2012	443,000	-	15,000	-	428,000	1,102	1,296	55
2011	494,000	-	16,000	-	478,000	848	893	926
2010	835,600	-	18,000	-	817,600	2,623	2,779	2,929
2008	-	-	-	-	-	-	-	1,087
Subtotal						5,864	5,587	4,997
Stock options to Executive Directors	720,000	-	-	-	720,000	2,474	2,365	257
Shares granted to Non-Executive Directors	-	26,259	-	2,301	23,958	223	101	142
VCP	-	-	-	-	-	617	309	-
	2,992,600	26,259	71,000	2,301	2,945,558	9,178	8,362	5,396

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Other share-based payment
As it is mentioned in Note 25, the Company granted 2,301 (10,430 in 2013 and 15,100 in 2012) shares for services rendered by the Non-Executive Directors of the Company. Fees paid in shares were directly expensed in the Administrative costs line in the amount of US$ 22,413 (US$ 100,988 in 2013 and US$ 142,492 in 2012).

On 19 December 2014, the Company has approved a new share-based compensation programme for 500,000 shares oriented to new employees. This new programme, which was granted on 31 December 2014, has a vesting period of three years.

GEOPARK LIMITED
31 DECEMBER 2014

Note
30	Interests in Joint operations

The Group has interests in nine joint operations, which are involved in the exploration of hydrocarbons in Chile, Colombia and Brazil.

In Chile, GeoPark is the operator in all the blocks. In Colombia, GeoPark is the operator in Llanos 34 and Yamu/Carupana blocks.

The following amounts represent the Company’s share in the assets, liabilities and results of the joint operations which have been consolidated line by line in the consolidated statement of financial position and statement of income:

Subsidiary / Joint operation	Interest	PP&E E&E	Other assets	Total Assets	Current Liabilities	Total Liabilities	NET ASSETS/ (LIABILITIES)	Net revenue	Operating profit (loss)
2014
GeoPark Magallanes Ltda.
Tranquilo Block	50%	109	-	109	(125)	(125)	(16)	-	(220)
Otway Block	100%	139	-	139	(146)	(146)	(7)	-	(12)
GeoPark TdF S.A.
Flamenco Block	50%	35,110	-	35,110	(1,653)	(1,653)	33,457	4,385	(6,278)
Campanario Block	50%	34,309	-	34,309	(7,086)	(7,086)	27,223	216	(6,151)
Isla Norte Block	60%	12,208	-	12,208	(241)	(241)	11,967	901	(283)
Colombia SAS
Llanos 17 Block	36.84%	6,037	-	6,037	(122)	(122)	5,915	1,292	(160)
Yamu/Carupana Block	90% - 79.5%	16,590	2,211	18,801	(2,727)	(2,727)	16,074	10,560	(2,916)
Llanos 34 Block	45%	76,726	1,514	78,240	(3,380)	(3,380)	74,860	176,624	96,889
Llanos 32 Block	10%	8,909	27	8,936	(122)	(122)	8,814	11,024	4,041
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	46,382	43,891	90,273	(11,587)	(11,587)	78,686	35,621	18,935

GEOPARK LIMITED
31 DECEMBER 2014

Note
30	Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E E&E	Other assets	Total Assets	Current liabilities	Total Liabilities	NET ASSETS/ (LIABILITIES)	Net revenue	Operating profit (loss)
2013
GeoPark Magallanes Ltda.
Tranquilo Block	29%	15,255	210	15,465	(391)	(391)	15,074	-	(275)
Otway Block	100%	6,009	175	6,184	(48)	(48)	6,136	-	(100)
GeoPark TdF S.A.
Flamenco Block	50%	42,048	-	42,048	(2,537)	(2,537)	39,511	243	(239)
Campanario Block	50%	17,172	-	17,172	(405)	(405)	16,767	-	-
Isla Norte Block	60%	4,497	-	4,497	(303)	(303)	4,194	-	-
Colombia SAS
Llanos 17 Block	36.84%	6,448	29	6,477	-	-	6,477	1,407	(544)
Yamu/Carupana Block	75% - 54.50%	15,476	482	15,958	-	-	15,958	17,727	2,127
Llanos 34 Block	45%	51,963	1,129	53,092	-	-	53,092	78,390	39,192
Llanos 32 Block	10%	4,993	-	4,993	-	-	4,993	5,507	1,035

2012
GeoPark Magallanes Ltda.
Tranquilo Block	29%	13,328	1,467	14,795	(3,252)	(3,252)	11,543	-	(544)
Otway Block	25%	6,516	1,326	7,842	(2,412)	(2,412)	5,430	-	(386)
Colombia SAS
Llanos 17 Block	36.84%	3,872	144	4,016	(224)	(224)	3,792	144	144
Yamu/Carupana Block	75% - 54.50%	12,626	26	12,652	-	-	12,652	23,283	4,034
Llanos 34 Block	45%	25,178	72	25,250	-	-	25,250	10,362	3,767
Llanos 32 Block	10%	4,384	1,484	5,868	(1,509)	(1,509)	4,359	2,900	1,207

Capital commitments are disclosed in Note 31 (b).

GEOPARK LIMITED
31 DECEMBER 2014

Note
31	Commitments

(a)  Royalty commitments

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Colombia, royalties on production are payable to the Colombian Government and are determinedon a field-by-field basis using a level of production sliding scale and a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties in connection with Colombian production of light and medium oil are calculated on a field-by-field basis, using the following sliding scale:

Average daily production in barrels	Production Royalty rate
Up to 5,000	8%
5,000 to 125,000	8% + (production - 5,000)*0.1
125,000 to 400,000	20%
400,000 to 600,000	20% + (production - 400,000)*0.025
Greater than 600,000	25%

When the API is lower than 15°, the payment is reduced to the 75% of the total calculation.

In accordance with Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million of barrels and the WTI exceeds the base price settled in table a, the Company should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see table A) and S = Share (see table B).

Table A		Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

GEOPARK LIMITED
31 DECEMBER 2014

Note
31	Commitments (continued)

(a)  Royalty commitments (continued)

Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011.  These payments involve both an earnings based measure and an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Company’s best estimate of the total commitment over the remaining life of the concession is a range of US$ 50 million - US$ 60 million. During 2014, the Company has accrued and paid US$ 24.6 million (US$ 11.5 million in 2013 and US$ 1.3 million in 2012) and US$ 21.0 million (US$ 7.8 million in 2013), respectively.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a particular concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manatí Block, royalties are calculated at 7.5% of gas production.

In Argentina, crude oil production accrues royalties payable to the Provinces of Santa Cruz and Mendoza equivalent to 12% on estimated value at well head of those products.  This value is equivalent to final sales price less transport, storage and treatment costs.

(b)  Capital commitments

Chile

As of 31 December 2014 the only remaining commitments in Chile are related to Tierra del Fuego blocks. The future investment commitments assumed by GeoPark outstanding are:

•	Campanario Block: 3 exploratory wells before January 2016 (US$ 11,880,000)
•	Isla Norte Block: 2 exploratory wells before November 2015 (US$ 6,480,000)

The investments made in the first exploratory period will be assumed 100% by GeoPark. As of 31 December 2014, the Company has established a guarantee for its commitments that amounts to US$ 17,500,000.

GEOPARK LIMITED
31 DECEMBER 2014

Note
31	Commitments (continued)

(b)  Capital commitments (continued)

Colombia

For the Llanos 17 Block, the activities were performed but there is still a remaining commitment that amounts to US$ 4,299,000 (US$ 1,584,000 at GeoPark’s working interest (36.84%)) which is expected to be completed with an additional well.

The Llanos 62 Block (100% working interest) has committed to drill two exploratory wells before July 2015. The remaining commitment amounts to US$ 6,000,000.

The VIM 3 Block minimum investment program consists of 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,200,000 during the initial three year exploratory period ending in September 2018.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well before August 2015. The financial commitment for GeoPark is approximately
US$ 6,000,000.

Brazil

On 14 May 2013, the ANP awarded GeoPark seven new concessions in Brazil in an international bidding round, Round 11. For these seven concessions, GeoPark committed to invest a minimum of
US$ 15,300,000 (including bonuses and work program commitment) during the first three years of the exploratory period for the concessions. GeoPark has already invested US$ 5,400,000 in seismic and US$ 4,400,000 in bonuses paid to ANP.

On 28 November 2013, the ANP awarded GeoPark two new concessions in a new international bidding round, Round 12. For these two concessions, GeoPark have committed to invest a minimum of US$ 4,000,000 (including bonus and work program commitments) during the first exploratory period. For PN-T-597 Block the commitment amounts to US$ 3,300,000 and for the SEAL-T-268 Block is US$ 700,000. See Note 34 for further details.

GEOPARK LIMITED
31 DECEMBER 2014

Note
31	Commitments (continued)

(b)  Capital commitments (continued)

Argentina

On 20 August 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energia S.A. ("EMESA").  The blocks cover an area of approximately 1.7 million acres and are located in the Neuquen Basin, Argentina's largest producing hydrocarbon basin.

The consortium consists of Pluspetrol (Operator with a 72% working interest ("WI")), EMESA (Non-operated with a 10% WI) and GeoPark (Non-operated with an 18% WI).

GeoPark has committed to a minimum aggregate investment of US$ 6,200,000 for its WI, which includes the work program commitment on both blocks during the first three years of the exploratory period.

(c)  Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

During 2014 a total amount of US$ 19,409,000 (US$ 19,110,000 in 2013 and US$ 4,531,000 in 2012) was charged to the income statement and US$ 51,341,000 of operating leases were capitalised as Property, plant and equipment (US$ 37,263,000 in 2013 and US$ 32,706,000 in 2012).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2014	2013	2012
Operating lease commitments
Falling due within 1 year	37,926	68,817	26,464
Falling due within 1 – 3 years	33,949	56,556	3,709
Falling due within 3 – 5 years	16,109	31,145	443
Falling due over 5 years	505	505	895
Total minimum lease payments	88,489	157,023	31,511

GEOPARK LIMITED
31 DECEMBER 2014

Note
32	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2014, are:

Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,533,907	13.04%
James F. Park(2)	7,441,269	12.88%
Steven J. Quamme(3)	9,699,161	16.78%
IFC Equity Investments(4)	3,456,594	5.98%
Moneda A.F.I.(5)	2,741,650	4.74%
Juan Cristóbal Pavez(6)	2,887,130	5.00%
BTG Pactual	4,518,886	7.82%
Charles Schwab & Co.	4,352,780	7.53%
Other shareholders	15,159,156	26.23%
	57,790,533	100.00%

(1) Held directly and indirectly through GP Investments LLP, and The Globe Resources Group Inc., all of which are controlled by Mr. O’Shaughnessy.
(2) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 588,664 common shares held as of 31 December 2014 in the employee benefit trust described under ‘‘Management—Compensation—Employee Benefit Trust’’.
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

GEOPARK LIMITED
31 DECEMBER 2014

Note
32	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2014
To be recovered from co-ventures	-	5,931	Joint Operations	Joint Operations
Payables account	-	(16,591)	LGI	Partner
To be paid to co-venturers	-	(1,335)	Joint Operations	Joint Operations
Financial expenses	592	-	LGI	Partner
Exploration costs	16	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	114	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	568	-	Pedro Aylwin	Executive Director (**)
2013
To be recovered from co-ventures	-	15,508	Joint Operations	Joint Operations
Payables account	-	(8,456)	LGI	Partner
To be paid to co-venturers	-	(1,201)	Joint Operations	Joint Operations
Financial expenses	112	-	LGI	Partner
Exploration costs	24	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	176	-	Carlos Gulisano	Non-Executive Director (*)
2012
To be recovered from co-ventures	-	8,773	Joint Operations	Joint Operations
Prepayment and other receivables	-	31,138	LGI	Partner
To be paid to co-venturers		(2,007)	Joint Operations	Joint Operations
Exploration costs	31	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	219	-	Carlos Gulisano	Non-Executive Director (*)

(*) Corresponding to consultancy services.
(**) Corresponding to: wages and salaries for US$ 374,000 and bonus for US$ 194,000.

There have been no other transactions with the Board of Directors, Executive Board, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the consolidated financial statements, the normal remuneration of Board of Directors and Executive Board and other benefits informed in Note 10.

GEOPARK LIMITED
31 DECEMBER 2014

Note
33	Fees paid to Auditors

Amounts in US$ '000	2014	2013		2012
Fees payable to the Group’s auditors for the audit of the consolidated financial statements	381	668	(*)	346
Fees payable to the Group’s auditors for the review of interim financial statements	128	150		52
Fees payable for the audit of the Group’s subsidiaries pursuant to legislation	36	273		298
Fees payable to the Group’s auditors for the review of 20-F	70	-		-
Non-audit services	826	337		713
Fees paid to auditors	1,441	1,428		1,409

(*) Include fees related to the 2013 IPO process.

Non-audit services relates to tax services for US$ 281,000 (US$ 292,000 in 2013 and US$ 121,000 in 2012) and due diligence, consultancy fees and other services for US$ 545,000 (US$ 45,000 in 2013 and US$ 592,000 in 2012).

Note
34	Business transactions

a.	Colombia

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

a.	Colombia (continued)

Acquisitions in Colombia (continued)

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

a.	Colombia (continued)

New exploratory license: VIM-3 Block

GeoPark expanded in Colombia through the award of a new exploratory license during the 2014 Colombia Bidding Round, carried out by the Agencia Nacional de Hidrocarburos (“ANH”) on 23 July 2014 in Cartagena, Colombia.

GeoPark was awarded the VIM-3 Block in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

GeoPark’s winning bid consisted of committing to a minimum investment program of 200 sq km of 2D seismic and drilling one exploration well, with a total estimated investment of US$ 22.2 million during the initial three year exploratory period and a Royalty X Factor of 3% (see Note 31). GeoPark will operate and have a 100% working interest in the block.

New exploratory license: CPO-4 Block

On 4 November 2014, the Company expanded its operations in Colombia with the addition of the CPO-4 Block to its portfolio through a partnership agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company).

The CPO-4 Block is an attractive high potential block on trend with GeoPark’s successful Llanos 34 Block in the Llanos Basin (approximately 60 km away). The CPO-4 Block covers an area of approximately 345,600 acres (1,398 sq km) with 3D seismic coverage of approximately 880 sq km and sparse drilling activity (with only 4 wells drilled to date). SK and GeoPark have jointly identified new prospects in CPO-4 similar to prospects and leads in GeoPark’s Llanos 34 Block where GeoPark has successfully discovered oil.

In accordance with the farm-in agreement, and subject to the approval of Agencia Nacional de Hidrocarburos (ANH) in Colombia, GeoPark will operate and receive a 50% working interest (WI) in the CPO-4 Block in exchange for its commitment to drill and fund its 50% WI (with no carry) of one exploration well. GeoPark’s total financial commitment is approximately $6.0 million (see Note 31). There is an option to move to an additional exploration phase following the drilling of a successful well.

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

a.	Colombia (continued)

Swap operation

On 29 July 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Arrendajo Block for additional interests held by the counterpart in the Yamú Block (GeoPark operated) that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the counterparty had a 25% economic interest. According to the terms of the exchange, GeoPark received US$ 3.2 million in cash from the exchange, adjusted by working capital. Following this transaction, GeoPark will continue to be the operator and have a 79.5% interest in the Carupana Field and 90% in Yamú and Potrillo Fields, all fields located in the Yamú Block. This transaction had no impact on the results of the Company.

b.	LGI partnership

On 12 March 2010, LGI and the Company agreed to form a new strategic partnership to jointly acquire and develop upstream oil and gas projects in Latin America.

During 2011, GeoPark and LGI entered into several agreements through which LGI acquires 20% interest in the Chilean Business of the Group.

During 2012, LGI also joined GeoPark’s operations in Colombia through the acquisition of 20% interest in Colombian Business. In addition, LGI committed to fund Colombian operations through the granting of loans.

In addition, in March 2013 GeoPark and LGI announced their agreement to extend their strategic alliance to build a portfolio of upstream oil and gas assets throughout Latin America through 2015.

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

c.	Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On 14 May, 2013, GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 Block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

GeoPark has paid a cash consideration of US$ 140 million at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of 30 April 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block. The Company has estimated that there are no any future contingent payments at the acquisition date and as of the date of these financial statements either.

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

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

c.	Brazil (continued)

The following table summarises the consideration paid, the fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,100
Total consideration	140,100
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	112,847
Trade receivables	9,757
Prepayments and other receivables	5,945
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,100

The purchase price allocation above mentioned is final. Acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2012.

The revenue included in the consolidated statement of comprehensive income since acquisition date contributed by the acquired company was US$ 35,621,000. The acquired company also contributed profit of US$ 18,952,000 over the same period.

Had Rio das Contas been consolidated from 1 January 2014 the consolidated statement of income would show pro-forma revenue of US$ 440,298,000 and profit of US$ 23,139,000.

Round 11

On 14 May 2013, the Company has been awarded seven new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte.

The licensing round was organized by the ANP and all proceedings and bids have been made public. On 17 September 2013, the winning bids were approved by the ANP.

For its winning bids on the seven blocks, GeoPark has committed to invest a minimum of US$ 15.3 million (including bonus and work program commitment) during the first 3 years of the exploratory period (see Note 31). The new blocks cover an area of approximately 54,850 acres.

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

c.	Brazil (continued)

Round 12

On 28 November 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12.

In Brazil, GeoPark Brazil is currently a party to a legal proceeding related to the concession agreement of Block PN-T-597 that the ANP initially awarded to GeoPark Brazil in the 12th oil and gas bidding round. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction GeoPark Brazil could not proceed to execute the concession agreement, and cannot do so until the injunction is lifted. According to the terms of the Court’s injunction, the ANP will first need to take certain actions, such as conducting studies that prove that drilling unconventional resources will not contaminate the dams and aquifers in the region. On 21 February 2014, GeoPark Brazil requested that the board of the ANP suspend the execution of the concession agreement (which entails delivery of the financial guarantee and performance guarantee and payment of the signing bonus) for six months with a possible extension of an additional six months, or until a firm court decision is reached that does not prevent GeoPark Brazil from entering into the concession agreement. On 16 April 2014, the ANP’s Board enacted a resolution stating that all proceedings related to the award of the concession of Block PN-T-597 to GeoPark Brazil were suspended.

d.	Peru

Entry in Peru

The Company has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark.

The transaction is subject to customary conditions, certain license modifications and a presidential decree. The transaction is expected to close by the second half of 2015.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru.

GEOPARK LIMITED
31 DECEMBER 2014

Note
34	Business transactions (continued)

d.	Perú (continued)

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays – with exploration resources currently estimated to range from 200 to 600 mmbo.

The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The expected work program and development plan for the Situche Central oil field is to be completed in three stages.

The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately US$ 140 million to US$ 160 million and is expected to be completed within 18 to 24 months after closing. GeoPark has committed to carry Petroperu during this initial phase. The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the block. Petroperu will also have the right to increase its WI in the block up to 50%, subject to GeoPark recovering its investments in the block by certain agreed factors.

GeoPark has already been qualified as an Operator by Perupetro, the Peruvian petroleum licensing agency.

GEOPARK LIMITED
31 DECEMBER 2014

Note
35	Agreement with Methanex

The Company has signed a long-term Gas Supply Contract with Methanex in Chile, which expires in 2017.

In March 2012, the Company and Methanex signed a third addendum and amendment to the Gas Supply Agreement to promote the development of gas reserves. Through this new agreement, the Company completed the drilling of five new gas wells during 2012. Methanex contributed to the cost of drilling the wells in order to improve the project economics. The Company fulfilled all the commitments under this agreement.

The Agreement also included monthly commitments for delivering certain volumes of gas and in case of failure, the Company could satisfy the obligation through future deliveries without penalty during a period of three months.

On 30 August 2013, the Company signed a fourth amendment to the Methanex Gas Supply Agreement, pursuant to which the Company committed, for a period of six months commencing 15 September, 2013, to deliver an increased volume, in a total amount of 400,000 SCM/d per month (subject to reduction for deliveries in excess of 200,000 SCM/d to Methanex or ENAP made between 29 April and 15 September, 2013), at an additional price per month of US$ 1.50 per mmbtu for volumes in excess of 180,000 SCM/d, or an additional price per month of US$ 2.00 per mmbtu in any month in which we were able to commit to deliver at least 500,000 SCM/d (subject to certain exceptions based on methanol prices). The amendment also provides for temporary DOP and TOP thresholds of 100% and 50%, respectively. As of 31 December 2013, the Company fulfilled the delivery volume commitment.

On 1 April 2014, the Company and Methanex executed a fifth amendment to the Gas Supply Agreement, valid until 30 April 2015, which extended the fourth amendment conditions until 18 May 2014, and defined new conditions for the winter 2014 period (May 2014 to September 2014) and the post winter period (October 2014 to April 2015). During the winter 2014 period the price was fixed on US$ 4.0 per mmbtu plus 50% of any price difference that Methanex obtained if gas were delivered to third parties. For the post winter period the Company committed deliveries over 400,000 SCM/d, under the same price conditions of the fourth amendment. The fifth amendment also waived the DOP and TOP thresholds for both parties, replacing them by reasonable efforts to deliver and take, and giving GeoPark’s gas first priority over any third party supplies to Methanex.

GEOPARK LIMITED
31 DECEMBER 2014

Note
36	Strategic alliance with Tecpetrol in Brazil

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

At 31 December 2014, there is no accounting impact of the creation of the alliance.

Note
37	Oil industry situation and the impact on GeoPark’s operations

As a consequence of oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 40% between September 2014 and February 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions within the mentioned program for 2015 include:

-	Reduction of its capital investment taking advantage of the discretionary work programme.
-	Deferment of capital projects by regulatory authority and partner agreement.
-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.
-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.
-
Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies.

GEOPARK LIMITED
31 DECEMBER 2014

Note
38	Impairment test on Property, plant and equipment

Considering the scenario described in Note 37, the Company has addressed the process of evaluating the recoverability of its fixed assets affected by oil price drop. From an accounting point of view, this price drop constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing fair value of the assets involved against their carrying amount.

The Management of the Company considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to impairment test.

The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-
The future oil prices have been calculated taking into consideration the oil curves prices available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;

-	Three price scenarios were projected and weighted in order to minimize misleading: low price, middle price and high price (see below table “Oil price scenarios”);
-
The table “Oil price scenarios” was based on WTI future price estimations; the Company adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;
-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);
-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to 2015 approved budget;
-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;
-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;
-	The carrying amount subject to impairment test includes mineral interest;
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

GEOPARK LIMITED
31 DECEMBER 2014

Note
38	Impairment test on fixed assets (continued)

Table Oil price scenarios (*):
	Amounts in US$ per Bbl
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2015	46,0	56,8	72,0	59,0
2016	51,8	67,1	81,0	68,3
2017	61,0	75,0	81,0	74,4
2018	64,0	75,0	90,0	77,1
2019	66,0	85,0	100,0	85,9
2020	67,0	95,0	100,0	92,1
Over 2021	67,0	100,0	100,0	96,6

(*) The percentages indicated between brackets represent the Company estimation regarding each price scenario.

Summary for Chilean blocks impairment:

Block name	Working interest	Carrying amount (US$ million)	Impairment impact	Projections year end	Pre-tax discount rate
Flamenco	50%	15,0	No	2024	10.5%
Campanario	50%	3,6	No	2024	10.5%
Isla Norte	60%	3,7	No	2024	10.5%
Fell	100%	355,7	No	2029	10.5%

Summary for Colombian blocks impairment:

Block name	Working interest	Carrying amount (US$ million)	Impairment impact	Projections year end	Pre-tax discount rate
Cuerva Block (1)	100%	68,0	Yes	2020	15.3%
Llanos 17 Block	36.84%	6,0	No	2016	15.3%
Yamu/Carupana Block	90% - 79.5%	17,0	No	2017	15.3%
Llanos 34 Block	45%	77,0	No	2022	15.3%
Llanos 32 Block	10%	9,0	No	2025	15.3%

(1)
The Company recognized an impairment loss in Cuerva block that amounts to US$ 9,400,000; the carrying amount of the fixed assets related to Cuerva block after deduction of impairment loss amounts to US$ 59,600,000.

If the weighted market price used for the impairment test had been 5% lower in each of the future years, with all other variables held constant, the impairment loss would have been higher by approximately US$ 13,000,000.

Brazil segment did not present any impairment indicator as it produces mainly gas, which price is established by a supply agreement; Peru and Argentina segments have no associated assets subject to impairment.

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008.  This information includes the Company’s oil and gas production activities carried out in Chile, Colombia, Brazil and Argentina.

Table 1 - Costs incurred in exploration, property acquisitions and development (1)

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of 31 December 2014, 2013 and 2012. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Acquisition of properties
Proved	-	-	-	112,646	112,646
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	112,646	112,646
Exploration	84,251	14,114	(123)	12,004	110,246
Development	82,742	55,336	126	1,052	139,256
Total costs incurred	166,993	69,450	3	125,702	362,148

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	-	-
Exploration	91,140	47,668	(1,917)	1,702	138,593
Development	61,748	37,983	124	-	99,855
Total costs incurred	152,888	85,651	(1,793)	1,702	238,448

Amounts in US$ '000	Chile	Colombia	Argentina	Total
Year ended 31 December 2012
Acquisition of properties
Proved	-	82,766	-	82,766
Unproved	-	27,818	-	27,818
Total property acquisition	-	110,584	-	110,584
Exploration	58,301	28,999	(1,602)	85,698
Development	89,669	27,479	499	117,647
Total costs incurred	147,970	167,062	(1,103)	313,929
(1)	Includes capitalised amounts related to asset retirement obligations.

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalised costs related to oil and gas producing activities

The following table presents the capitalized costs as at 31 December 2014, 2013 and 2012, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2014
Proved properties
Equipment, camps and other facilities	81,998	28,805	843	-	111,646
Mineral interest and wells (1)	426,638	227,755	4,849	90,705	749,947
Other uncompleted projects	37,902	20,204	-	1,053	59,159
Unproved properties	113,403	18,176	-	8,865	140,444
Gross capitalised costs	659,941	294,940	5,692	100,623	1,061,196
Accumulated depreciation (1)	(163,217)	(111,855)	(5,562)	(4,951)	(285,585)
Total net capitalised costs	496,724	183,085	130	95,672	775,611
(1) Includes capitalised amounts related to asset retirement obligations and impairment loss in Colombia for US$ 9.4 million.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2013
Proved properties
Equipment, camps and other facilities	77,481	20,514	843	-	98,838
Mineral interest and wells (1)	310,364	178,048	4,849	-	493,261
Other uncompleted projects	33,176	7,053	-	-	40,229
Unproved properties	109,862	37,853	31	13	147,759
Gross capitalised costs	530,883	243,468	5,723	13	780,087
Accumulated depreciation (1)	(127,447)	(60,150)	(5,470)	-	(193,067)
Total net capitalised costs	403,436	183,318	253	13	587,020
(1) Includes capitalised amounts related to asset retirement obligations.

Amounts in US$ '000	Chile	Colombia	Argentina	Total
At 31 December 2012
Proved properties
Equipment, camps and other facilities	69,755	16,351	843	86,949
Mineral interest and wells (1)	236,499	103,023	4,849	344,371
Other uncompleted projects	44,806	8,520	-	53,326
Unproved properties	59,924	33,151	31	93,106
Gross capitalised costs	410,984	161,045	5,723	577,752
Accumulated depreciation (1)	(98,161)	(20,917)	(5,414)	(124,492)
Total net capitalised costs	312,823	140,128	309	453,260
(1)	Includes capitalised amounts related to asset retirement obligations.

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarises revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2014, 2013 and 2012. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Net revenue	145,720	246,085	1,308	35,621	428,734
Production costs, excluding depreciation
Operating costs	(34,991)	(67,470)	(309)	(5,354)	(108,124)
Royalties	(6,777)	(12,354)	(241)	(2,794)	(22,166)
Total production costs	(41,768)	(79,824)	(550)	(8,148)	(130,290)
Exploration expenses (1)	(36,057)	(4,567)	123	(2,164)	(42,665)
Accretion expense (2)	(816)	(547)	-	(609)	(1,972)
Impairment loss for non-financial assets	-	(9,430)	-	-	(9,430)
Depreciation, depletion and amortization	(35,856)	(51,856)	(94)	(11,554)	(99,360)
Results of operations before income tax	31,223	99,861	787	13,146	145,017
Income tax	(4,684)	(33,953)	(275)	(4,470)	(43,382)
Results of oil and gas operations	26,539	65,908	512	8,676	101,635

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Net revenue	157,491	179,324	1,538	-	338,353
Production costs, excluding depreciation
Operating costs	(30,915)	(62,818)	(92)	-	(93,825)
Royalties	(7,383)	(9,661)	(195)	-	(17,239)
Total production costs	(38,298)	(72,479)	(287)	-	(111,064)
Exploration expenses	(13,138)	(3,341)	1,928	(1,703)	(16,254)
Accretion expense (2)	(429)	(880)	(214)	-	(1,523)
Depreciation, depletion and amortization	(29,287)	(39,233)	(59)	-	(68,579)
Results of operations before income tax	76,339	63,391	2,906	(1,703)	140,933
Income tax	(11,451)	(20,919)	(1,017)	579	(32,808)
Results of oil and gas operations	64,888	42,472	1,889	(1,124)	108,125

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Total
Year ended 31 December 2012
Net revenue	149,927	99,501	1,050	250,478
Production costs, excluding depreciation
Operating costs	(30,586)	(35,069)	151	(65,504)
Royalties	(7,088)	(4,164)	(172)	(11,424)
Total production costs	(37,674)	(39,233)	(21)	(76,928)
Exploration expenses	(22,080)	(5,528)	(282)	(27,890)
Accretion expense (2)	(265)	(803)	(194)	(1,262)
Depreciation, depletion and amortization	(28,120)	(20,964)	(3,223)	(52,307)
Results of operations before income tax	61,788	32,973	(2,670)	92,091
Income tax	(9,268)	(10,881)	935	(19,214)
Results of oil and gas operations	52,520	22,092	(1,735)	72,877
(1)	Do not include Perú costs.
(2)	Represents accretion of ARO liability.

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of 31 December 2014, 2013 and 2012 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities—Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

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

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2014, 2013 and 2012 are summarised as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2014		As of 31 December 2013		As of 31 December 2012
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Chile (1)	1,463.7	9,352.0	2,236.6	10,037.0	2,104.8	12,768.0
Colombia (2)	7,594.8	-	3,250.9	-	2,008.6	-
Brazil (3)	69.0	20,863.0	-	-	-	-
Total consolidated	9,127.5	30,215.0	5,487.5	10,037.0	4,113.4	12,768.0

Net proved undeveloped
Chile (4)	4,978.2	24,618.0	3,138.4	22,122.0	3,153.3	16,813.0
Colombia (5)	17,140.5	-	6,175.7	-	4,618.4	-
Brazil (5)	61.0	19,601.0	-	-	-	-
Total consolidated	22,179.7	44,219.0	9,314.1	22,122.0	7,771.7	16,813.0

Total proved reserves	31,307.2	74,434.0	14,801.6	32,159.0	11,885.1	29,581.0
(1)	Fell Block accounts for 92% of the reserves (100% in 2013 and 2012) (LGI owns a 20% interest) and Flamenco Block accounts for 8% (LGI owns 31.2% interest).
(2)	Llanos 34 Block and Cuerva Block account for 79% and 17% (58% and 36% in 2013 and 31% and 53% in 2012) of the proved developed reserves, respectively (LGI owns a 20% interest).
(3)	BCAM-40 Block accounts for 100% of the reserves.
(4)	Fell Block accounts for 96% of the reserves (100% in 2013 and 2012) (LGI owns a 20% interest), Flamenco Block accounts for 3% and Isla Norte accounts for 1% (LGI owns 31.2% interest).
(5)	Llanos 34 Block and Cuerva Block account for 91% and 7% (74% and 23% in 2013 and 72% and 25% in 2012) of the proved undeveloped reserves, respectively (LGI owns a 20% interest).

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Chile	Colombia	Brazil	Total
Reserves as of 31 December 2011	5,254.1	-	-	5,254.1
Increase (decrease) attributable to:
Revisions (1)	(1,250.8)	-	-	(1,250.8)
Extensions and discoveries	2,670.0	-	-	2,670.0
Purchases of minerals in place	-	7,522.8	-	7,522.8
Production	(1,415.2)	(895.8)	-	(2,311.0)
Reserves as of 31 December 2012	5,258.1	6,627.0	-	11,885.1
Increase (decrease) attributable to:
Revisions	271.1	(277.0)	-	(5.9)
Extensions and discoveries (2)	1,431.0	5,210.0	-	6,641.0
Production	(1,585.2)	(2,133.4)	-	(3,718.6)
Reserves as of 31 December 2013	5,375.0	9,426.6	-	14,801.6
Increase (decrease) attributable to:
Revisions (3)	124.9	2,489.7	-	2,614.6
Extensions and discoveries (4)	2,314.0	16,477.0	-	18,791.0
Purchases of minerals in place (Note 34)	-	-	150.0	150.0
Production	(1,372.0)	(3,658.0)	(20.0)	(5,050.0)
Reserves as of 31 December 2014	6,441.9	24,735.3	130.0	31,307.2

(1)	The revisions are mainly related to condensate from the reduced gas and two fields in the Fell Block (Copihue and Guanaco) where there were reductions in proved recovery based on performance.
(2)	Mainly due to 2013 discoveries in Llanos 34 (Taro Taro, Tigana and Tigana Sur) and Yamú (Potrillo).
(3)
In Chile, the revisions are mainly due to Field’s performance in Fell and TdF Blocks. In Colombia, the revisions are mainly due to the performance of Tua Field and secondly to the performance of Max and Taro-taro Fields in Llanos 34 Block.

(4)
In Chile, the discoveries mainly due to Loij Field discovery and Konawentru Field extensions. In Colombia, the discoveries mainly due to Tigana Field extensions wells and Aruco Field discovery in Llanos 34 Block.

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2011	57,157.0	-	57,157.0
Increase (decrease) attributable to:
Revisions (1)	(21,860.0)	-	(21,860.0)
Extensions and discoveries	2,256.0	-	2,256.0
Purchases	-	-	-
Production	(7,972.0)	-	(7,972.0)
Reserves as of 31 December 2012	29,581.0	-	29,581.0
Increase (decrease) attributable to:
Revisions (2)	4,691.0	-	4,691.0
Extensions and discoveries	2,219.0	-	2,219.0
Production	(4,332.0)	-	(4,332.0)
Reserves as of 31 December 2013	32,159.0	-	32,159.0
Increase (decrease) attributable to:
Revisions (3)	3,312.0	-	3,312.0
Extensions and discoveries (4)	3,014.0	-	3,014.0
Purchases of minerals in place (Note 34)	-	47,680.0	47,680.0
Production	(4,515.0)	(7,216.0)	(11,731.0)
Reserves as of 31 December 2014	33,970.0	40,464.0	74,434.0

(1)
The revisions are mainly due to the effect of having reduced the Company’s future gas production profile in Chile because of expected reduced deliveries to the Methanex plant. This causes a significant portion of the gas reserves to be produced below an economic level later in the productive life of the Fell Block and after the expiration of the Methanex Gas Supplies Agreement.

(2)	The revisions are mainly due to adjustments in the Fell Block as a response to a workover in Monte Aymond field, and associated gas from drilling campaigns in Konawentru and Yagán Norte fields.
(3)	The revisions are mainly due to Chercán Field development in TdF Block and gas and associated gas performance/development in Fields of Fell Block.
(4)	Mainly due to the Ache Field discovery and the associated gas from Konawentru extensions wells.

Revisions refer to changes in interpretation of discovered accumulations and some technical / logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day- of-the-month price during the 12-month period for 2014, 2013 and 2012 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$ '000	Chile	Colombia	Brazil	Total
At 31 December 2014
Future cash inflows	778,820	1,732,395	307,535	2,818,750
Future production costs	(250,529)	(587,096)	(124,265)	(961,890)
Future development costs	(184,352)	(100,036)	(19,965)	(304,353)
Future income taxes	(54,442)	(303,090)	(19,566)	(377,098)
Undiscounted future net cash flows	289,497	742,173	143,739	1,175,409
10% annual discount	(61,839)	(158,102)	(31,594)	(251,535)
Standardized measure of discounted future net cash flows	227,658	584,071	112,145	923,874

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Total
At 31 December 2013
Future cash inflows	610,106	686,227	-	1,296,333
Future production costs	(164,820)	(274,246)	-	(439,066)
Future development costs	(215,426)	(82,964)	-	(298,390)
Future income taxes	(38,599)	(118,104)	-	(156,703)
Undiscounted future net cash flows	191,261	210,913	-	402,174
10% annual discount	(27,401)	(37,121)	-	(64,522)
Standardized measure of discounted future net cash flows	163,860	173,792	-	337,652
At 31 December 2012
Future cash inflows	568,647	491,578	-	1,060,225
Future production costs	(135,525)	(181,780)	-	(317,305)
Future development costs	(149,100)	(45,966)	-	(195,066)
Future income taxes	(44,218)	(98,773)	-	(142,991)
Undiscounted future net cash flows	239,804	165,059	-	404,863
10% annual discount	(37,355)	(31,414)	-	(68,769)
Standardized measure of discounted future net cash flows	202,449	133,645	-	336,094

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2011	285,603	-	-	285,603
Sales of hydrocarbon , net of production costs	(110,331)	(10,015)	-	(120,346)
Net changes in sales price and production costs	45,100	-	-	45,100
Changes in estimated future development costs	(73,255)	-	-	(73,255)
Extensions and discoveries less related costs	108,768	-	-	108,768
Development costs incurred	57,055	-	-	57,055
Revisions of previous quantity estimates	(174,757)	-	-	(174,757)
Purchase of minerals in place	-	143,660	-	143,660
Net changes in income taxes	23,250	-	-	23,250
Accretion of discount	36,215	-	-	36,215
Other changes	4,801	-	-	4,801

GEOPARK LIMITED
31 DECEMBER 2014

Note
39	Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2012	202,449	133,645	-	336,094
Sales of hydrocarbon, net of production costs	(128,993)	(118,417)	-	(247,410)
Net changes in sales price and production costs	(4,925)	4,754	-	(171)
Changes in estimated future development costs	(118,760)	(68,337)	-	(187,097)
Extensions and discoveries less related costs	63,948	186,738	-	250,686
Development costs incurred	83,983	39,922	-	123,905
Revisions of previous quantity estimates	37,389	(9,928)	-	27,461
Net changes in income taxes	4,102	(17,827)	-	(13,725)
Accretion of discount	24,667	23,242	-	47,909
Present value at 31 December 2013	163,860	173,792	-	337,652
Sales of hydrocarbon, net of production costs	(110,451)	(208,337)	(39,414)	(358,202)
Net changes in sales price and production costs	18,310	19,215	7,409	44,934
Changes in estimated future development costs	(134,272)	(51,176)	(22,143)	(207,591)
Extensions and discoveries less related costs	96,614	600,391	-	697,005
Development costs incurred	157,988	59,272	1,340	218,600
Revisions of previous quantity estimates	25,114	103,411	1,559	130,084
Net changes in income taxes	(9,751)	(141,687)	4,156	(147,282)
Purchase of minerals in place	-	-	142,423	142,423
Accretion of discount	20,246	29,190	16,815	66,251
Present value at 31 December 2014	227,658	584,071	112,145	923,874