Form 20-F
period 2015-12-31
GeoPark Ltd
filed 2016-04-15
CIK 1464591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 59,535,614

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

☐  Yes      ☒  No

GeoPark LIMITED

i

I

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

•	“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited (formerly GeoPark Holdings Limited), an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;

•	“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;

•	“GeoPark Colombia” are prior to our internal corporate reorganization of our Colombian operations, to our subsidiary GeoPark Colombia S.A., a sociedad anónima cerrada incorporated under the laws of Chile and subsequent to such reorganization, to GeoPark Colombia Coöperatie U.A., a cooperative duly incorporated under the laws of the Netherlands;

•	“Winchester” are to our subsidiary Winchester Oil and Gas S.A., now GeoPark Colombia PN S.A. Sucursal Colombia, a Colombian branch of a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS;

•	“Luna” are to our subsidiary La Luna Oil Company Limited S.A., a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS;

•	“Cuerva” are to our subsidiary GeoPark Cuerva LLC, formerly known as Hupecol Caracara LLC, a limited liability company incorporated under the laws of the state of Delaware, which merged into GeoPark Colombia SAS;

•	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;

•	“Gunvor” are to the Gunvor Group, a global commodity trading company;

•	“Methanex” are to Methanex Chile S.A., the Chilean subsidiary of the Methanex Corporation, a leading global methanol producer;

•	“Trafigura” are to C.I. Trafigura Petroleum Colombia S.A.S., a leading commodity trading and logistics company;

•	“Morona Block Acquisition” are to our pending Morona Block acquisition in Northern Peru, which is still subject to regulatory approvals.

•	“Notes due 2020” are to our 2013 issuance of US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020;

•	our “Brazil Acquisitions” are to our Rio das Contas acquisition, which we completed on March 31, 2014, our award of two new concessions by the ANP, one of which is subject to the entry into the concession agreement, in Brazil;

•	“US$” and “U.S. dollar” are to the official currency of the United States of America;

•	“Ch$” and “Chilean pesos” are to the official currency of Chile;

•	“Col$” and “Colombian pesos” are to the official currency of Colombia;

•	“AR$” and “Argentine pesos” are to the official currency of Argentina;

•	“real,” “reais” and “R$” are to the official currency of Brazil;

•	“IFRS” are to International Financial Reporting Standards as adopted by the International Accounting Standards Board, or IASB;

•	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);

•	“CNPE” are to the Brazilian National Council on Energy Policy (Conselho Nacional de Política Energética);

•	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);

•	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo)

•	“economic interest” means an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires; and

•	“working interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Financial statements

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., Argentina, a member firm of PricewaterhouseCoopers Network (“PwC”), an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2015,” relate to our fiscal year ended on December 31 of that calendar year.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2015, 2014 and 2013.

Oil and gas reserves and production information

D&M 2015 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil and Peru is derived, in part, from estimates of the proved reserves as of December 31, 2015. The reserves estimates are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineers team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Fell, Campanario, Flamenco and Isla Norte Blocks in Chile, La Cuerva, Llanos 32, Llanos 34, and Yamú Blocks in Colombia, BCAM-40 (Manati) in Brazil and pro-forma estimates of the Morona Block in Peru.

Market share and other information

Market data, other statistical information, information regarding recent developments in Chile, Colombia, Brazil, Peru and Argentina and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

In addition, we have provided definitions for certain industry terms used in this annual report in the “Glossary of oil and natural gas terms” included as Appendix A to this annual report.

Rounding

We have made rounding adjustments to some of the figures included elsewhere in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

•	the volatility of oil and natural gas prices;

•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;

•	termination of, or intervention in, concessions, rights or authorizations granted by the Chilean, Colombian, Brazilian, Peruvian and Argentine governments to us;

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	our ability to complete the Morona Block Acquisition;

•	environmental constraints on operations and environmental liabilities arising out of past or present operations;

•	discovery and development of oil and natural gas reserves;

•	project delays or cancellations;

•	financial market conditions and the results of financing efforts;

•	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;

•	fluctuations in inflation and exchange rates in Colombia, Chile, Brazil, Argentina and in other countries in which we may operate in the future such as Peru;

•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

•	contract counterparty risk;

•	projected and targeted capital expenditures and other cost commitments and revenues;

•	weather and other natural phenomena;

•	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

•	our ability to successfully identify, integrate and complete acquisitions

•	our ability to retain key members of our senior management and key technical employees;

•	competition from other similar oil and natural gas companies;

•	market or business conditions and fluctuations in global and local demand for energy;

•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance; and

•	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

We have derived our selected historical statement of income, balance sheet and cash flow data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 from our Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PwC. We have derived our selected balance sheet data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 from our Consolidated Financial Statements not included elsewhere in this annual report.

During 2015, our Management changed the presentation of the Consolidated Statement of Income by reordering the profit and loss line items, eliminating gross profit and presenting depreciation and write off of unsuccessful efforts as separate line items. This change is intended to provide readers of our financial statements with more relevant information and a better explanation of the elements of performance. This change has been applied to comparative figures presented in this document.

We maintain our books and records in US$ and prepare our Consolidated Financial Statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes thereto.

The selected historical financial data set forth in this section does not include any results or other financial information of our Colombian acquisitions or Brazilian Acquisitions prior to their incorporation into our financial statements or our pending Morona Block Acquisition.

Statement of income data

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands of US$, except per share numbers)

Revenue
Net oil sales	162,629	367,102	315,435	221,564	73,508
Net gas sales	47,061	61,632	22,918	28,914	38,072
Net revenue	209,690	428,734	338,353	250,478	111,580
Production and operating costs	(86,742)	(131,419)	(111,296)	(76,928)	(28,669)
Geological and geophysical expenses	(13,831)	(13,002)	(5,292)	(2,338)	(2,803)
Administrative expenses	(37,471)	(45,867)	(44,962)	(27,788)	(17,668)
Selling expenses	(5,211)	(24,428)	(17,252)	(24,631)	(2,546)
Depreciation	(105,557)	(100,528)	(69,968)	(53,317)	(26,408)
Write-off of unsuccessful efforts	(30,084)	(30,367)	(10,962)	(25,552)	(5,919)
Impairment loss for non-financial assets	(149,574)	(9,430)	–	–	(1,344)
Other operating income/(expense)	(13,711)	(1,849)	5,343	823	(439)
Operating (loss)/profit	(232,491)	71,844	83,964	40,747	25,784
Financial costs	(35,655)	(27,622)	(33,115)	(14,227)	(13,052)
Foreign exchange loss	(33,474)	(23,097)	(761)	(2,081)	(464)
Bargain purchase gain on acquisition of subsidiaries	–	–	–	8,401	–
(Loss) Profit before tax	(301,620)	21,125	50,088	32,840	12,268
Income tax benefit (expense)	17,054	(5,195)	(15,154)	(14,394)	(7,206)
(Loss) Profit for the year	(284,566)	15,930	34,934	18,446	5,062
Non-controlling interest	(50,535)	7,845	12,413	6,567	5,008
(Loss) Profit attributable to owners of the Company	(234,031)	8,085	22,521	11,879	54
(Losses) Earnings per share for profit attributable to owners of the Company—Basic	(4.05)	0.14	0.52	0.28	0.00
(Losses) Earnings per share for profit attributable to owners of the Company—Diluted(1)	(4.05)	0.14	0.48	0.27	0.00
Weighted average common shares outstanding—Basic	57,759,001	56,396,812	43,603,846	42,673,981	41,912,685
Weighted average common shares outstanding—Diluted(1)	57,759,001	58,840,412	46,532,049	44,109,305	43,917,167
Common Shares outstanding at year-end	59,535,614	57,790,533	43,861,614	43,495,585	42,474,274

(1)	See Note 18 to our Consolidated Financial Statements.

Balance sheet data

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands of US$)
Assets
Non-current assets
Property, plant and equipment	522,611	790,767	595,446	457,837	224,635
Prepaid taxes	1,172	1,253	11,454	10,707	2,957
Other financial assets	13,306	12,979	5,168	7,791	5,226
Deferred income tax	34,646	33,195	13,358	13,591	450
Prepayments and other receivables	220	349	6,361	510	707
Total non-current assets	571,955	838,543	631,787	490,436	233,975
Current assets
Other financial assets	1,118	—	—	—	3,000
Inventories	4,264	8,532	8,122	3,955	584
Trade receivables	13,480	36,917	42,628	32,271	15,929
Prepayments and other receivables	11,057	13,993	35,764	49,620	24,984
Prepaid taxes	19,195	13,459	6,979	3,443	147
Cash at bank and in hand	82,730	127,672	121,135	48,292	193,650
Total current assets	131,844	200,573	214,628	137,581	238,294
Total assets	703,799	1,039,116	846,415	628,017	472,269

Share capital	59	58	44	43	43
Share premium	232,005	210,886	120,426	116,817	112,231
Other	(85,412)	164,613	150,371	122,561	96,615
Equity attributable to owners of the Company	146,652	375,557	270,841	239,421	208,889
Equity attributable to non-controlling interest	53,515	103,569	95,116	72,665	41,763
Total equity	200,167	479,126	365,957	312,086	250,652
Liabilities
Non-current liabilities
Borrowings	343,248	342,440	290,457	165,046	134,643
Provisions for other long-term liabilities	42,450	46,910	33,076	25,991	9,412
Trade and other payables	19,556	16,583	8,344	—	—
Deferred income tax	16,955	30,065	23,087	17,502	13,109
Total non-current liabilities	422,209	435,998	354,964	208,539	157,164
Current liabilities
Borrowings	35,425	27,153	26,630	27,986	30,613
Current income tax	208	7,935	7,231	7,315	187
Trade and other payables	45,790	88,904	91,633	72,091	33,653
Total current liabilities	81,423	123,992	125,494	107,392	64,453
Total liabilities	503,632	559,990	480,458	315,931	221,617
Total equity and liabilities	703,799	1,039,116	846,415	628,017	472,269

Cash flow data

	For the year ended December 31,
	2015	2014	2013	2012	2011
	(In thousands of US$)
Cash provided by (used in)
Operating activities	25,895	230,746	127,295	129,427	68,763
Investing activities	(48,842)	(344,041)	(208,500)	(301,132)	(101,276)
Financing activities	(18,022)	124,716	164,018	26,375	131,739
Net increase (decrease) in cash	(40,969)	11,421	82,813	(145,330)	99,226

Other financial data

	For the year ended December 31,
	2015	2014	2013	2012	2011
Adjusted EBITDA(1) (US$ thousands)	73,787	220,077	167,253	121,404	63,391
Adjusted EBITDA margin(2)	35.2%	51.3%	49.4%	48.5%	56.8%
Adjusted EBITDA per boe(3)	10.5	33.0	33.9	31.1	22.9

(1)	Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA and other information relating to this measure, see “Presentation of Financial and Other Information—Financial statements—Non-IFRS financial measures.” For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue.

(3)	Adjusted EBITDA per boe is defined as Adjusted EBITDA divided by total boe.

Exchange rates

In Colombia, Chile, Argentina and Peru, our functional currency is the U.S. dollar. In Brazil, our functional currency is the real.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of real by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the US$-real exchange rate to float freely, and, since then, the US$-real exchange rate has fluctuated considerably. Our operations in Brazil account for 15% and 16% of our consolidated assets and 8% and 15% of our revenues for the year ended December 31, 2014 and 2015, respectively. This portion of our business is exposed to losses that may arise from currency fluctuation, as a significant amount of our revenues, operating costs, administrative expenses and taxes in Brazil are denominated in reais. Furthermore, we financed our acquisition of Rio das Contas Produtora de Petróleo Ltda. (a Brazilian limited liability company; “Rio das Contas”) in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility with Itaú BBA International plc. This exposes us to exchange rate losses from the devaluation of the Brazilian reais against the U.S. dollar.

In the past, the Brazilian Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. As a result of the devaluation that occurred in the years ended December 31, 2014 and December 31, 2015, we recorded exchange rate losses amounting to US$19.2 million in 2014 and US$35.6 million in 2015 in our Brazilian subsidiary. This loss was mainly generated by the credit facility of US$70.5 million that we incurred to acquire Rio das Contas in March 31, 2014 and certain intercompany loans. See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

The following tables show the selling rate for the U.S. dollar for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period-end” column are the quotes for the exchange rate as of the last business day of the period in question. As of April 11, 2016, the exchange rate for the purchase of the U.S. dollar as reported by the Central Bank of Brazil was R$3.5284 per U.S. dollar.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of Real per US$	Low	High
Month:
October 2015	3.7386	4.001
November 2015	3.7010	3.8745
December 2015	3.7476	3.9831
January 2016	3.9863	4.1558
February 2016	3.8653	4.0492
March 2016	3.5589	3.9913
April 2016 (through April 11, 2016)	3.5284	3.6921

Source: Central Bank of Brazil.

The following table presents the average R$ per U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Real per US$	Low	High
Period:
2010	1.7593	1.6662
2011	1.6746	1.8758
2012	1.9550	2.0435
2013	2.1605	2.3426
2014	2.1968	2.7397
First quarter 2015	2.5750	3.2680
Second quarter 2015	2.8490	3.1790
Third quarter 2015	3.1170	4.1949
Fourth quarter 2015	3.2120	3.9831
First quarter 2016	3.5589	4.1558
Second quarter 2016 (through April 11, 2016)	3.5484	3.6921

Source: Central Bank of Brazil.

Exchange rate fluctuation may affect the US$ value of any distributions we make with respect to our common shares. See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

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

The prices that we receive for our oil and natural gas production heavily influence our revenues, profitability, access to capital and growth rate. Historically, the markets for oil, natural gas and methanol (which have influenced prices for almost all of our Chilean gas sales) have been volatile and will likely continue to be volatile in the future. International oil, natural gas and methanol prices have fluctuated widely in recent years and may continue to do so in the future.

The prices that we will receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include, but are not limited, to the following:

•	global economic conditions;

•	changes in global supply and demand for oil, natural gas and methanol;

•	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);

•	political and economic conditions, including embargoes, in oil-producing countries or affecting other countries;

•	the level of oil- and natural gas-producing activities, particularly in the Middle East, Africa, Russia, South America and the United States;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	the price of methanol;

•	availability of markets for natural gas;

•	weather conditions and other natural disasters;

•	technological advances affecting energy production or consumption;

•	domestic and foreign governmental laws and regulations, including environmental, health and safety laws and regulations;

•	proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•	the price and availability of competitors’ supplies of oil and natural gas in captive market areas;

•	quality discounts for oil production based, among other things, on API and mercury content;

•	taxes and royalties under relevant laws and the terms of our contracts;

•	our ability to enter into oil and natural gas sales contracts at fixed prices;

•	the level of global methanol demand and inventories and changes in the uses of methanol;

•	the price and availability of alternative fuels; and

•	future changes to our hedging policies.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, recently, oil and natural gas prices have fluctuated significantly. From January 1, 2010 to December 31, 2015, Brent spot prices ranged from a low of US$35.26 per barrel to a high of US$128.14 per barrel, NYMEX West Texas International (“WTI”) crude oil contracts prices ranged from a low of US$34.55 per bbl to a high of US$113.39 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.63 per mmbtu to a high of US$8.63 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$330.47 per metric ton to a high of US$634.23 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

For the year ended December 31, 2015, 77% of our revenues, were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2015, natural gas comprised 23% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

Lower oil and natural gas prices may impact our revenues on a per unit basis, and may also reduce the amount of oil and natural gas that can be produced economically. In addition, changes in oil and natural gas prices can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions. A substantial or extended decline in oil or natural gas prices could adversely affect our business, financial condition and results of operations.

For example, during 2015, we evaluated the recoverability of our fixed assets affected by the oil price decline and recorded impairment of non-financial assets amounting to US$149.6 million in our Chilean and Colombian assets. See Note 36 to our Consolidated Financial Statements for details regarding oil price scenarios, discount rates considered and sensitivity analysis affecting the impairment charges.

We have historically not hedged our production to protect against fluctuations in the international oil prices. In the future, we may consider adopting a hedging policy against commodity price risk when deemed appropriate and by taking into account the size of our business and market volatility.

The current oil price crisis has impacted our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize ongoing projects and to preserve its cash.

The main actions that were carried out to date to address the oil industry price crisis include the:

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

During 2015, we took decisive steps to adapt to the new oil price environment. We reduced our 2015 capital expenditure program by 79% year-over-year and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 34%, drilling costs being reduced by approximately 25%, and administrative and selling expenses being reduced by 39%, while achieving an average production of 20,367 boepd and increasing our proved reserves to 48.6 mmboe.

Oil prices were volatile since the end of 2014 and have remained at low levels in the first part of 2016. In preparation for continued volatility, we developed multiple scenarios for our 2016 capital expenditure program, as follows:

Our preliminary base capital program for 2016 considers a reference oil price assumption of US$35-US$40 per barrel and calls for approximately US$45 million-US$55 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand. In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption of US$25-US$30 per barrel and consists of an alternative capital expenditure program of approximately US$20 million-US$25 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption of US$50 per barrel or higher and consists of an alternative capital expenditure program of approximately US$75 million-US$90 million to be selected from identified projects designed to increase reserves and production.

Funding for these programs relies in part on oil prices remaining close our estimates or higher levels and other factors to generate sufficient cash flow. Low oil prices affect our revenues, which in turn affect our debt capacity and the covenants in our financing agreements, as well as the amount of cash we can borrow using our oil reserves as collateral, the amount of cash we are able to generate from current operations and the amount of cash we can obtain from prepayment agreements. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program, which would cause us to further decrease our work program and would harm our business outlook, investor confidence and our share price.

In addition, actions taken by the company to maximize ongoing projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted by us may expose us to claims and contingencies from interested parties that may have a negative impact on our business, financial condition, results of operations and cash flows. If oil prices continue to remain low we may be unable to meet our contractual obligations with oil and service contracts and our suppliers. Equally, those third parties may be unable to meet their contractual obligations to us as a result of the oil price crisis, impacting on our operations.

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

Global financial crises and related turmoil in the global financial system have had, and may continue to have, a negative impact on our business, financial condition, results of operations and cash flows. In addition, the recent decline in WTI and Brent, the main international oil price markers, that fell by more than 60% between August 2014 and March 2016 and which are expected to remain volatile in the near future, may also negatively affect the economies of the countries in which we operate. Any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition.

Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2015, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile and Brazil was 6.6 years. According to estimates, if on January 1, 2016, we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile and Brazil would decline at an average annual effective rate of 33% over the first three years, including 8% during the first year.

Our future oil and natural gas reserves and production, and therefore our cash flows and income, are highly dependent on our success in efficiently developing our current reserves and using cost-effective methods to find or acquire additional recoverable reserves. While we have had success in identifying and developing commercially exploitable fields and drilling locations in the past, we may be unable to replicate that success in the future. We may not identify any more commercially exploitable fields or successfully drill, complete or produce more oil or gas reserves, and the wells which we have drilled and currently plan to drill within our blocks or concession areas may not discover or produce any further oil or gas or may not discover or produce additional commercially viable quantities of oil or gas to enable us to continue to operate profitably. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations will be materially adversely affected.

We derive a significant portion of our revenues from sales to a few key customers.

In Chile, 100% of our crude oil and condensate sales are made to ENAP. For the year ended December 31, 2015, sales to ENAP represented 15% of our total revenues. ENAP imports the majority of the oil it refines and partially supplements those imports with volumes supplied locally by its own operated fields and those operated by us. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust for ENAP’s logistics costs in the Gregorio oil terminal. As of the date of this annual report, we are negotiating a new agreement with ENAP that will take effect in June 2016. In addition, in Chile, in the year ended December 31, 2015, almost all of our natural gas sales were made to Methanex under a long-term contract, the “Methanex Gas Supply Agreement”, which expires on April 30, 2017. Sales to Methanex represented 7% of our consolidated revenues for the year ended December 31, 2015. However, if ENAP or Methanex were to decrease or cease purchasing our oil and gas, or if we were unable to renew these contracts at a lower sales price or at all, this could have a material adverse effect on our business, financial condition and results of operations

In Colombia, for the year ended December 31, 2015, we made 62.1% of our oil sales to Gunvor, 12.6% to Trafigura and 9.2% to Petrominerales, with sales to Gunvor accounting for 39.1%, Trafigura for 7.9% and Petrominerales for 5.8% of our consolidated revenues for the same period. Sales for the year ended December 31, 2015 were made under short-term agreements. In 2016 we are expected to sell most of our production to Trafigura and BP under new long-term agreements. If any of our buyers were to decrease or cease purchasing oil from us, or if any of them were to decide not to renew their contracts with us or to renew them at a lower sales price, this could have a material adverse effect on our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business overview—Significant agreements—Colombia”

In Brazil, all of our revenues from the sale of gas and condensate in the Manati Field in Brazil were generated from sales to Petróleo Brasileiro S.A. (“Petrobras”), the operator of the Manati Field, pursuant to a long-term gas off-take contract. See “Item 4. Information on the Company—B. Business overview—Significant agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

In Peru, subject to the pending government approval of the assignment to us of 75% in the Morona Block (also known as Lote 64), and other environmental permits and if we are able to start producing oil from this block, Petróleos de Perú S.A. (a sociedad anónima incorporated under the laws of Peru; hereinafter “Petroperu”) has the first option but not the obligation to purchase oil produced by us in the Morona Block.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although a majority of our net revenues is denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Chile, Brazil, Peru and Argentina could have a material adverse effect on our results of operations. A portion of the cost reductions that we achieved in 2015 were related to the depreciation of local currencies, including mainly the Co$, the Ch$ and the Brazilian real. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Furthermore, we have not entered, into derivative transactions to hedge the effect of changes in the exchange rate of local currencies to the US$. Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

Through our Brazilian operations, we are exposed to fluctuations in the real against the US$, as our Brazilian revenues and expenses are mostly denominated in reais. The real has experienced frequent and substantial variations in relation to the US$ and other foreign currencies. For example, the real was R$1.56 per US$1.00 in August 2008. Following the onset of the crisis in the global financial markets, the real depreciated 31.9% against the US$ and reached R$2.34 per US$1.00 at the end of 2008. In 2014 and 2015, however, the real depreciated, and on December 31, 2015, the exchange rate was R$3.9085 per US$1.00. In the first three months of 2016, the real appreciated and the exchange rate as of March 31, 2016 was R$3.5589 per US$1.00. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations. For example, in 2014 and 2015, we recorded exchange rate losses amounting to US$19.2 million and US$35.6 million in our Brazilian subsidiary that were mainly generated by the credit facility of US$70.5 million that we incurred to acquire Rio das Contas in March 31, 2014 and certain intercompany loans. See “—A. Selected financial data—Exchange rates.”

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

Our management team has specifically identified and scheduled certain potential drilling locations as an estimation of our future multi-year drilling activities on our existing acreage. As of December 31, 2015, approximately 95 of our specifically identified potential future drilling locations were attributed to proved undeveloped reserves in Colombia, Chile and Brazil. These identified potential drilling locations, including those without proved undeveloped reserves, represent a significant part of our growth strategy.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. We made US$45.4 million and US$353.0 million (including the acquisition in Brazil of Rio das Contas) of capital expenditures during the years ended December 31, 2015 and 2014, respectively. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Capital expenditures” for expected capital expenditures in 2016.

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. We intend to finance our future capital expenditures through cash generated by our operations and potential future financing arrangements. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

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

Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.

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

Our oil and gas reserves estimates in Colombia, Chile, Brazil, and Peru as of December 31, 2015 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

In Chile, D&M’s estimates are based in part on the assumption that Methanex continues to commit to purchase Fell Block gas under the existing long-term contract beyond 2017.

In Peru, the estimates are formulated on a pro forma basis because the Morona Block Acquisition is subject to approval by the Peruvian government.

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

Our ability to market our oil and natural gas production depends substantially on the availability and capacity of processing facilities, oil tankers, transportation facilities (such as pipelines, crude oil unloading stations and trucks) and other necessary infrastructure, which may be owned and operated by third parties. Our failure to obtain such facilities on acceptable terms or on a timely basis could materially harm our business. We may be required to shut down oil and gas wells because access to transportation or processing facilities may be limited or unavailable when needed. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to market, which could cause a material adverse effect on our business, financial condition and results of operations. In addition, the shutting down of wells can lead to mechanical problems upon bringing the production back on line, potentially resulting in decreased production and increased remediation costs. The exploitation and sale of oil and natural gas and liquids will also be subject to timely commercial processing and marketing of these products, which depends on the contracting, financing, building and operating of infrastructure by third parties.

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

In Peru, future production in the Morona Block is expected to be transported through the existing North Peruvian Pipeline, which currently has enough idle capacity to transport such future production. However, infrastructure problems or social unrest affecting the pipeline operation may adversely affect our production or revenues related to the Morona Block. In addition, as the Morona Block is located in a remote area of the tropical rainforest, the development of the project involves that significant infrastructure has to be built, as processing facilities, storages tanks and an approximately 97 km pipeline from the site to the North Peruvian Pipeline. Also, as there are no roads available in the surrounding area, logistics will be performed by helicopters or barges during specific seasons of the year.

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

Offshore operations are subject to a variety of operating risks and laws and regulations, including among other things, with respect to environmental, health and safety matters, specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities, compliance costs, fines or penalties that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. For example, the Manati Field has been subject to administrative infraction notices, which have resulted in fines against Petrobras in an aggregate amount of US$12.5 million, all of which are pending a final decision of the Brazilian Institute for the Environment and Natural Renewable Resources (Instituto Brasileiro do Meio-Ambiente e dos Recursos Naturais Renováveis). Although the administrative fines were filed against Petrobras, as a party to the concession agreement governing the Manati Field, Rio das Contas may be liable up to its participation interest of 10%.

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

Further, because we are not the operator of our offshore fields, all of these risks may be heightened since they are outside of our control. We have a 10% interest in the Manati Field which limits our operating flexibility in such offshore fields. See “—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly-owned, assets.”

Our pending acquisition of the Morona Block in Peru is subject to regulatory approvals.

In October 2014 we agreed to acquire from Petroperu a 75% working interest in the Morona Block in Northern Peru. We have been qualified as an operator by Perupetro S.A. (the Peruvian state-owned company responsible for promoting, negotiating, underwriting and monitoring of exploration and exploitation of hydrocarbons contracts in Peru; hereinafter “Perupetro”), the Peruvian hydrocarbons licensing agency. The closing of the acquisition is subject to the occurrence of certain conditions, including obtaining other governmental approvals. The current agreement provides until June 30, 2016 to obtain regulatory approvals. If the conditions precedent are not satisfied by such date, each party will have the right to terminate the contract without liability. The parties have repeatedly amended the deadline to obtain regulatory approvals in the past to provide sufficient time to complete the regulatory approval process. We are currently evaluating a new deadline extension with Petroperu, but we cannot be sure that the extension will occur or that we will be able to obtain the required regulatory approvals. Presidential elections taking place in 2016 in Peru could also affect regulatory approval of the Morona Block Acquisition. See “Item 4. Information on the Company—B. Business overview—Significant agreements—Peru—Morona Block Acquisition.”

We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including native communities, where our reserves are located.

Access to the sites where we operate requires agreements (including, for example, assessments, rights of way and access authorizations) with landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. In Chile, for example, we have negotiated the necessary agreements for many of our current operations in the Magallanes Basin. In the Tierra del Fuego Blocks, although we have successfully negotiated access to our sites, any future disputes with landowners or court proceedings may delay our operations in Tierra del Fuego Blocks. In Brazil, in the event that social unrest that occurred in 2013 and March 2016 continues or intensifies, this may lead to delays or damage relating to our ability to operate the assets we have acquired or may acquire in our Brazil Acquisitions.

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

In Peru, the Morona Block is located in land inhabited by native communities. Land use agreements will have to be signed with the communities and social support programs are expected to be implemented by us. In the Morona Block, approximately seventy-five indigenous communities, which fall into twelve distinct community structures, have been identified. Despite indigenous community support for hydrocarbons activities since the mid-nineties, similar projects in the Peruvian rainforest have faced social conflicts and works delays due to community claims.

Under the terms of some of our various CEOPs, E&P Contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain time periods specified in our various special operation contracts (Contratos Especiales de Operación para la Exploración y Explotación de Yacimientos de Hidrocarburo; hereinafter “CEOP”), E&P Contracts and concession agreements, our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish these prospects. The costs to maintain or operate the CEOPs, E&P Contracts and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, at the end of the first exploration period on November 13, 2015, pursuant to the Flamenco Block CEOP, we returned 25% of the acreage and kept a reduced area for the second exploration period. See “Item 4. Information on the Company—B. Business overview—Our operations—Operations in Chile.”

In Peru, the rights to explore and produce hydrocarbons are granted through a license contract signed with Perupetro. The scope and schedule of such development will depend on us and Petroperu. The license contract could be terminated by Perupetro if the development obligations included in such agreement are not fulfilled. In addition, there is also an exploratory commitment consisting of the drilling of one exploratory well every two and a half years. Failure to fulfill the exploratory commitment will lead to acreage relinquishment materially affecting the project. Moreover, we have entered into a Joint Investment Agreement with Petroperu by which we are obliged to bear 100% of capital cost required to carry out long test to existing wells Situche Central 2X and Situche Central 3X. Failure to do so will result in the loss of our participating interest in the License Contract of the Morona Block, and subject us to possible damage claims from Petroperu.

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

For the year ended December 31, 2015, the Llanos 34 Block contained 59% of our net proved reserves and generated 59% of our production, the Fell Block contained 24% of our net proved reserves and generated 18% of our total production and the BCAM-40 Concession contained 13% of our net proved reserves and generated 16% of our production. While our recent expansion into Brazil, Colombia and Argentina with new exploratory blocks incorporated in our portfolio (and our expected future expansion into Peru) mean that the above mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.

Under certain of the CEOPs, E&P Contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P Contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2015, the aggregate outstanding amount of this potential liability for guarantees was approximately US$78 million, mainly relating to guarantees of our minimum work program for the VIM 3 Block in Colombia, our minimum work program for Tierra del Fuego Blocks in Chile and, to a lesser extent, minimum work programs for our other Colombian operations, the Brazilian concession areas and the new blocks in Argentina. See Note 31(b) to our Consolidated Financial Statements.

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

In Peru, License Contracts for hydrocarbon exploitation are in force and will remain in effect for 30 years. This term is non-renewable. With regards to the Morona Block, currently one-third of the contract term has already elapsed, and twenty years remain. Nevertheless, since November 27, 2013, the License Contract related to the Morona Block is under force majeure. During a force majeure period contract terms are suspended (including the term time) as long as the party to the contract is fulfilling certain obligations related to obtaining environmental permits, as is currently the case with the Morona Block. The term of the agreement will be extended by the same amount of time it has been suspended by a force majeure event. The concession year expiration is related to approval of environmental impact assessment (EIA) study for project development. The expiration of concession will occur twenty years after EIA approval.  We expect the EIA to be approved in approximately December 2018. The License Contract is also subject to early termination in case of our breach of contractual obligations. In such an event, all the existing facilities and wells located in the block will be transferred, without charge, to Perupetro, and we will have to carry out abandonment plans for remediation and restoration of any polluted area in the block and for de-commission the facilities that are no longer required for the block’s operations.

Early termination or nonrenewal of any CEOP, E&P Contract or concession agreement could have a material adverse effect on our business, financial situation or results of operations.

We sell almost all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.

For the year ended December 31, 2015, almost all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on April 30, 2017. Sales to Methanex represented 7% of our consolidated revenues for the year ended December 31, 2015. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. While our contract with Methanex requires it to purchase the entirety of our production of natural gas from the Fell Block, and requires us to sell to Methanex all of our natural gas production from Fell Block, subject to minor exceptions, if Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas. In addition, there can be no assurance that we will be able to extend or renew our contract with Methanex past April 30, 2017, which could have a material adverse effect on our business, financial condition and results of operations.

Methanex has two methanol producing facilities at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. However, after Argentine natural gas producers cut off exports to Chile in 2007, Methanex had to stop production at all but one of these facilities, and began to rely on local suppliers of natural gas, including ENAP, for its operations. Since 2009, however, the amount of natural gas that ENAP has been able to provide to Methanex has been decreasing. Although we sell all the natural gas we produce in the Fell Block to Methanex, and supplied approximately 40-50% of all the natural gas consumed by Methanex before the idling of its plant in May 2015, we alone cannot supply Methanex with all the natural gas it requires for its operations.

The plant was idled due to an anticipated insufficient supply of natural gas. The supply of natural gas decreased during the winter months of 2015 due to the increase in seasonal gas demand from the city of Punta Arenas, to which gas producers, including us, gave priority, delivering gas to the city through Methanex which re-sold our gas to ENAP. Methanex continued to purchase from us the volume of gas we produced during the idling, and we signed an amendment to the agreement, pursuant to which Methanex pays us a premium over the current gas price for deliveries exceeding certain volumes of gas, since the Methanex plant’s startup, which occurred on September 27, 2015. See “Item 4. Information on the Company—B. Business overview—Marketing and delivery commitments—Chile.” Methanex made investments aimed at lowering its plant’s minimum gas requirements during the idling, so that the plant is currently able to function with 21.2 mcfpd of gas.

However, we cannot be sure that Methanex will continue to purchase the gas from us or that its efforts to reduce the risk of future shut-downs will be successful, which could have a material adverse effect on our gas revenues. Additionally, we cannot be sure that Methanex will have sufficient supplies of gas to operate its plant and continue to purchase our gas production or that methanol prices would be sufficient to cover the operating costs. If Methanex were to cease purchasing from us, we cannot be sure that we would be able to sell our gas production to other parties or on similar terms, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to meet delivery requirements under the agreement for the sale of our natural gas in Chile.

Under the Methanex Gas Supply Agreement, Methanex has contracted to purchase all of the gas that we produce in the Fell Block with a minimum volume commitment that we define on an annual basis. The agreement contains monthly deliver-or-pay (“DOP”) obligations, which require us to deliver the minimum gas committed for each month or pay a deficiency penalty to Methanex. The agreement also contains monthly take-or-pay (“TOP”) obligations, which apply when our committed volume for a given month exceeds 35.3 mcfpd and require Methanex to take in such months the minimum gas volume committed for such period or face higher TOP obligations in later months. The threshold for DOP and TOP obligations is 90% of the committed quantities. The DOP and TOP obligations are subject to make-up provisions without penalty for any delivery or off-take deficiencies accrued in the three months following the month where delivery or off-take requirements were not met.

On May 1, 2015, we executed a sixth amendment to the Gas Supply Agreement with Methanex, valid until April 30, 2017, which defined new conditions for May 2015 to April 2016 and for May 2016 to April 2017. The sixth amendment also waived the DOP and TOP thresholds for both parties with reasonable efforts to take and deliver and gave our gas first priority over any third party supplies to Methanex.

Though the sixth amendment waived the DOP and TOP thresholds for both parties, such clauses or new clauses introduced in further amendments may apply for periods beyond the ones mentioned above. For example, in 2012, we failed to meet the adjusted volume obligation for each month from April to December of 2012 and accrued US$1.7 million in DOP payments owed to Methanex under the Methanex Gas Supply Agreement.

We may not be able to meet delivery requirements under the crude sale agreements in Colombia.

We historically sold to several customers in Colombia, including sales made through wellhead or pipeline. For 2016 and beyond, we expect to sell most of our Colombian production under long-term agreements with Trafigura and BP. The Trafigura offtake contract began on March 2016 and the BP sales contract is expected to start by July 2016, but is conditioned on an expansion project of the Ocensa pipeline (“The P135 expansion project”).

Under the Trafigura Agreement, we agreed on certain priorities for the volumes to be transported through the Oleoducto de Los Llanos pipeline (“ODL Pipeline”) in the Llanos Basin. For the first period of the agreement, beginning on March 1, 2016 to February 2017, Trafigura will receive 10,000 bopd of our production. Once deliveries of the BP agreement start (expected in July 2016), our delivery priorities will be in the following order: (1) Trafigura’s 5,000 bopd, (2) BP’s 5,000 bopd and (3) all of the production in excess of the aforementioned to Trafigura. For the second period, from February 2017 to April 2018, any additional volumes will be included in a tender offer. Nonperformance of our obligations of delivery to Trafigura in terms, amounts and quality of the crude leads us to pay Trafigura’s fare commitments in the ODL Pipeline for the transport, dilution and download of crude, and may lead to early termination of the crude sales agreement as well as the immediate repayment of any amounts outstanding under the prepayment agreement of up US$100 million, as well as compensation for other damages.

On the other hand, the sales contract with BP requires that we deliver 5,000 bopd of our production for a term of 3 years. Nonperformance of the required delivery commitments is penalized with a 3.50 US$/bbl fare for every barrel not shipped below 5,000 bopd.

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

As of December 31, 2015, we are not the operator of the Llanos 17 and Llanos 32 blocks in Colombia, which represented 3% of our total production as of December 31, 2015. In Brazil, we are not the operator of the BCAM-40 Concession, which represented approximately 16% of our total production for the year ended December 31, 2015.

In Chile we are not the sole owner of the Tranquilo, Isla Norte, Campanario and Flamenco blocks. In Colombia we are not the sole owner of the Llanos 34, CPO-4, and Abanico blocks.

In Peru we will not be the sole owner of the Morona Block, as we are expected to assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest. Petroperu will also have the right to increase its working interest in the Block by up to 50%, subject to us recovering our investments in the Block through certain agreed terms. See “Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

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

We have a strategic partnership with LGI, which has a 20% equity interest in GeoPark Chile S.A., (a sociedad anónima cerrada incorporated under the laws of Chile; hereinafter “GeoPark Chile”), a 14% direct equity interest in GeoPark TdF S.A. (“GeoPark TdF”) (31.2% taking into account direct and indirect participation through GeoPark Chile) and a 20% equity interest in GeoPark Colombia SAS, through its equity interest in GeoPark Colombia Coöperatie. Our shareholders’ agreements with LGI in each of Chile and Colombia provides that we have a right of first offer if LGI decides to sell any of its interest in GeoPark Chile or GeoPark Colombia Coöperatie. There can be no assurance, however, that we will have the funds to purchase LGI’s interest in Chile and/or Colombia and that LGI will not decide to sell its shares to a third party whose interests may not be aligned with ours.

In addition, our shareholders’ agreements with LGI in Chile and Colombia contain provisions that require GeoPark Chile and GeoPark Colombia Coöperatie, the sole shareholder of GeoPark Colombia SAS, to obtain LGI’s consent before undertaking certain actions. For example, under the terms of the shareholders’ agreement with LGI in Colombia, LGI must approve GeoPark Colombia’s annual budget and work programs and mechanisms for funding any such budget or program, the entering into any borrowings other than those provided in an approved budget or incurred in the ordinary course of business to finance working capital needs, the granting of any guarantee or indemnity to secure liabilities of parties other than those of our Colombian subsidiary and disposing of any material assets other than those provided for in an approved budget and work program. Similarly, in Chile, pursuant to the terms of our shareholders’ agreements with LGI, LGI’s consent is required in order for GeoPark Chile or GeoPark TdF, as applicable, to be able to take certain actions, including: making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Chile (other than as required by law or under the terms of the relevant CEOP for such blocks); selling our blocks in Chile to our affiliates; making any change to the dividend, voting or other rights that would give preference to or discriminate against the shareholders of these companies; entering into certain related party transactions; and creating a security interest over our blocks in Chile (other than in connection with a financing that benefits our Chilean subsidiaries).

Additionally, pursuant to our agreements with LGI in Chile, we and LGI have agreed to vote our common shares or otherwise cause GeoPark Chile or GeoPark TdF, as the case may be, to declare dividends only after allowing for retentions of cash to meet anticipated future investments, costs and obligations, and pursuant to our agreement with LGI in Colombia, we and LGI have agreed to vote our common shares or otherwise cause GeoPark Colombia Coöperatie to declare dividends only after allowing for retentions of cash for approved work programs and budgets capital adequacy requirements, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia Coöperatie and GeoPark Colombia SAS and operational requirements. Our inability or failure to obtain LGI’s consent or a delay by LGI in granting its consent may restrict or delay the ability of GeoPark Chile, GeoPark TdF or GeoPark Colombia to take certain actions, which may have an adverse effect on our operations in such countries and on our business, financial condition and results of operations.

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

The PN-T-597 Concession Agreement in Brazil may not close.

In Brazil, GeoPark Brasil is a party to a class action filed by the Federal Prosecutor’s Office regarding a concession agreement of exploratory Block PN-T-597, which the ANP initially awarded GeoPark Brasil in the 12th oil and gas bidding round held in November 2013. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brasil in December 2013 that prohibited GeoPark Brasil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. On July 17, 2015, GeoPark Brasil, at the instruction of the ANP, signed the concession agreement, which included a clause prohibiting GeoPark Brasil from conducting unconventional exploration activity in the area. Despite the clause containing the prohibition, the judge in the case concluded that the concession agreement should not be executed. Thus, GeoPark Brasil requested that the ANP comply with the decision and annul the concession agreement, which the ANP’s Board did on October 9, 2015. The annulment reverted the status of all parties to the status quo ante, which maintains GeoPark Brasil’s right to the block.

There is no assurance that we will be able to enter into a concession agreement in the PN-T-597 Block that would be favorable to our exploration goals. See “Item 8—Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2015, we have based the estimated discounted future net revenues from our proved reserves on the 12 month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2015, only approximately 32% of our net proved reserves are developed (or 33% including the Morona Block in Peru). Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

The ability, expertise, judgment and discretion of our management and our technical and engineering teams are key in discovering and developing oil and natural gas resources. Our performance and success are dependent to a large extent upon key members of our management and exploration team, and their loss or departure would be detrimental to our future success. In addition, our ability to manage our anticipated growth depends on our ability to recruit and retain qualified personnel. Our ability to retain our employees is influenced by the economic environment and the remote locations of our exploration blocks, which may enhance competition for human resources where we conduct our activities, thereby increasing our turnover rate. There is strong competition in our industry to hire employees in operational, technical and other areas, and the supply of qualified employees is limited in the regions where we operate and throughout Latin America generally. The loss of any of our executive officers or other key employees of our technical team or our inability to hire and retain new qualified personnel could have a material adverse effect on us.

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

We are required to obtain environmental permits from governmental authorities for our operations, including drilling permits for our wells. We have not been and may not be at all times in complete compliance with these permits and the environmental and health and safety laws and regulations to which we are subject. If we violate or fail to comply with such requirements, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain, maintain or renew permits in a timely manner or at all (such as due to opposition from partners, community or environmental interest groups, governmental delays or any other reasons) or if we face additional requirements due to changes in applicable laws and regulations, our operations could be adversely affected, impeded, or terminated, which could have a material adverse effect on our business, financial condition or results of operations. Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline have expired. However, the operator submitted timely a request for renewal of those licenses and as such this operation is not in default as long as the regulator does not state its final position on the renewal.

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

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We are contemplating such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs, especially shale formations. We currently are not aware of any proposals in Colombia, Chile, Brazil, or Argentina to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital, and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2015, we had US$378.7 million of total indebtedness outstanding on a consolidated basis, which is 100% secured. As of December 31, 2015, our annual debt service obligation was approximately US$30.5 million, which mainly includes the interest payments under the Notes due 2020 and the credit facility with Itaú BBA International plc. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” We are also restricted from entering into financial arrangements in some circumstances such as in Colombia where LGI must approve GeoPark Colombia’s financial arrangements. See “Item 4. Information on the Company—B. Business overview—Significant agreements—Agreements with LGI—LGI Colombia Agreements” for more information.

We have also entered into a prepayment agreement with Trafigura, which allows us to receive up to US$100 million in advance payments from Trafigura on future oil deliveries.

Our indebtedness could:

•	limit our capacity to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;

•	place us at a competitive disadvantage compared to certain of our competitors that have less debt;

•	limit our ability to borrow additional funds;

•	in the case of our secured indebtedness, lose assets securing such indebtedness upon the exercise of security interests in connection with a default;

•	make us more vulnerable to downturns in our business or the economy; and

•	limit our flexibility in planning for, or reacting to, changes in our operations or business and the industry in which we operate.

The indenture governing our Notes due 2020 includes covenants restricting dividend payments. For a description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Notes due 2020.”

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. At current prices, absent certain customary exceptions, we do not anticipate achieving an Adjusted EBITDA (as defined in the indenture governing our Notes due 2020) during fiscal year 2016 that would be sufficient enough to allow us to incur additional financial indebtedness, other than certain categories and baskets of permitted debt, as specified in the indenture. Failure to comply with the restrictive covenants included in our Notes due 2020 would not trigger an event of default.

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

All of our current operations are located in South America. For the year ended December 31, 2015, our operations in Brazil, Chile and Colombia represented 16%, 19% and 65%, respectively, of our total production, with our Argentine operations representing less than 1% of our total production. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.

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

In addition, our operations in these areas increase our exposure to risks of guerilla activities, social unrest, local economic conditions, political disruption, civil disturbance, community protests or blockades, expropriation, piracy, tribal conflicts and governmental policies that may: disrupt our operations; require us to incur greater costs for security; restrict the movement of funds or limit repatriation of profits; lead to U.S. government or international sanctions; limit access to markets for periods of time; or influence the market’s perception of the risk associated with investments in these countries. Some countries in the geographic areas where we operate have experienced, and may experience in the future, political instability, and losses caused by these disruptions may not be covered by insurance. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our results of operations and financial condition. Peru’s national election for President will take place in April 2016. We cannot guarantee that current programs and policies that apply to the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Peru, Argentina, the Netherlands and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. Changes in any of these laws or policies or the implementation thereof, and uncertainty over potential changes in policy or regulations affecting any of the factors mentioned above or other factors in the future may increase the volatility of domestic securities markets and securities issued abroad by companies operating in these countries, which could materially and adversely affect our financial position, results of operations and cash flows. Furthermore, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of such dispute.

The political and economic uncertainty in Brazil along with the ongoing “Lava Jato” investigations regarding corruption at Petrobras may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Our Brazilian operations represent approximately 15% of our revenues as of December 31, 2015. The Brazilian economy has been experiencing a slowdown. GDP growth rates were 7.5%, 3.9%, 1.8%, 2.7%, and 0.1% in 2010, 2011, 2012, 2013 and 2014, respectively and GDP decreased 1.9% in the first six months of 2015. Inflation, unemployment and interest rates have increased more recently and the Brazilian reais has weakened significantly in comparison to the US$. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

In addition to the recent economic crisis, protests, strikes and corruption scandals have led to a fall in confidence. Petrobras and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the Securities Commission of Brazil (Comissão de Valores Mobiliários), the U.S. Securities and Exchange Commission (“SEC”), the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office in connection with corruption allegations (the “Lava Jato” investigations). Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the significance of the companies under investigation, this could adversely affect Brazil’s growth prospects and could have a protracted effect on the oil and gas industry.

Moreover, as a result of strong popular pressure, legal and administrative proceedings for the impeachment of the Brazilian President and/or the resignation of the Brazilian President and the Head of the House of Representatives are under way. The ongoing political crisis could worsen economic conditions in Brazil and adversely affect our results of operations and financial conditions.

The economic and political crises have resulted in the downgrading of the country’s long-term credit rating by Standard & Poor’s, Moody’s and Fitch ratings agencies. Further downgrading of Brazil’s ratings by any of these agencies may adversely affect the Brazilian economy, state-controlled entities, such as Petrobras, and our results of operations and financial conditions.

We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as ENAP, Ecopetrol and Petrobras. For instance, for the year ended December 31, 2015, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers approximately 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Chile, Brazil, Peru and Argentina do not own any of the oil and natural gas reserves in such countries.

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

In Peru, oil and gas exploration and production activities are conducted under licenses granted by the Peruvian government. We have acquired a license in the Morona Block, the effectiveness of which is subject to the approval by the Peruvian government. Government approval includes Perupetro’s determination that we fulfill all the requirements needed to develop exploration and production activities in the Morona Block and the enactment of a Supreme Decree by the Peruvian Ministry of Economy and Finance and the Peruvian Ministry of Energy and Mines.

Under our license in the Morona Block, we and Petroperu (our anticipated partner in the block) will have the exclusive right to perform exploration and production activities in such block, and will pay royalties for the hydrocarbons produced in this area. We will own the hydrocarbons produced in the Morona Block in accordance with our participation interest in the block.

Our exploration and production activities in the Morona Block will largely be shaped by the provisions included in the License Contract, and without such contract it is not possible to carry out any oil and gas activity in the Morona Block.

In Argentina, jurisdiction over oil and gas activities is now largely vested in the same provincial states who own the relevant underground oil and gas resources. The Federal Executive Branch is still empowered to design and rule federal energy policy and to rule on domestic inter-jurisdictional and international oil and gas transportation concessions and has, for example, imposed measures controlling oil and gas investments in the provincial states. Private companies must obtain exploration permits or exploitation concessions from the provincial states or otherwise enter into certain types of joint venture or association agreements with provincial state-owned oil and gas companies in order to undertake exploration and production activities onshore, and must enter into certain types of joint venture or association agreements with the federally-owned oil and gas company, Energía Argentina Sociedad Anónima (“ENARSA”), to undertake these activities offshore. Additionally, whereas until 2012, exploration permit and exploitation concession holders had the right to freely dispose of and market up to 70% of the production they generated, on July 28th, 2012, the publication of Presidential Decree 1277/2012 abrogated this right. As of December 31, 2015, our production in Argentina represented less than 1% of our total production, though recent regulations affecting the oil and gas industry in Argentina may have an adverse impact on our business, operations and prospects in Argentina.

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

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the government in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts by the ANH, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, capital expenditures and required divestments. Existing Colombian regulation applies to virtually all aspects of our concessions or E&P Contracts in Colombia. The terms and conditions of the agreements with the ANH may vary by fields, basins and hydrocarbons discovered.

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

Brazil has in the past periodically experienced high rates of inflation. As measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), Brazil had annual rates of inflation of 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4 % in 2014 and 10.7% in 2015. Brazil may experience high levels of inflation in the future. Periods of higher inflation may slow the rate of growth of the Brazilian economy. Although the long-term off-take contract covering gas production in the Manati Field is indexed to inflation, inflation is likely to increase some of our costs and expenses, and, as a result, may reduce our profit margins and net income. Inflationary pressures could also lead to counter-inflationary prices that may harm our business. Any decline in our expected net sales or net income could lead to a deterioration in our financial condition.

In Argentina, since 2001, the Argentine government has imposed and expanded upon exchange controls and restrictions on the transfer of US$ outside of Argentina, which substantially limit the ability of companies to retain foreign currency or make payments abroad. If the Argentine government decides once again to tighten the restrictions on the transfer of funds, we may be unable to make payments related to the import of products and services, which could have a material adverse effect on us.

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

Our operations may be affected by changes in tax laws in the countries in which we operate and in which we may operate in the future. In 2014 Colombian and Chilean governments introduced tax reforms. For example, in the fourth quarter 2014, the Colombian government approved tax legislation increasing the rate of tax applicable to ordinary income from 34% in 2014 to 39% for 2015, 40% for 2016, 42% for 2017 and 43% for 2018. In the same legislation, the Colombian government also instituted a new “wealth tax” payable on the net equity of our Colombia business units at a rate of 1.15% for 2014, 1% for 2015 and 0.4% for 2016. See Note 15 to our Consolidated Financial Statements. With regards to Chile, although our CEOPs have protection against tax changes through invariability tax clauses, potential issues may arise on certain aspects not clearly defined in current or future tax reforms.

Furthermore, in December 2015, Colombia's government announced a plan for tax reform to be submitted to Congress in March 2016. The main proposed changes included in the project are the following: (1) unification of the income tax and the income tax on equality (enterprise contribution on equality, “CREE” for its Spanish acronym), resulting in a new income tax rate between 30% and 35%; (2) elimination of the net wealth tax; (3) incorporation of a dividend distribution withholding tax with a rate between 10% and 15%; and (4) increase of VAT rate from 16% to 19%. All of these measures, if approved, will take effect from the 2017 fiscal year onwards.

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

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, including the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or FARC), Ejercito de Liberación Nacional (“ELN”), paramilitary groups and drug cartels. In the past, guerrillas have targeted the crude oil pipelines, including the Oleoducto Transandino, Caño Limón-Coveñas and Ocensa pipelines, and other related infrastructure disrupting the activities of certain oil and natural gas companies. On several occasions guerilla attacks have resulted in unscheduled shut-downs of the transportation systems in order to repair damaged sections and undertake clean-up activities. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on our business, which may affect our employees or assets. In the context of the political instability, allegations have been made against members of the government for possible ties to guerillas, paramilitary and/or drug trafficking. This situation may have a negative impact on the credibility of the Colombian government, which could in turn have a negative impact on the Colombian economy or on our business in the future.

The Colombian government commenced peace talks with the FARC in August 2012 and ELN in early 2016. Our business, financial condition and results of operations could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace negotiations which may result in legislation that increases our tax burden or that of other Colombian companies. Tensions with neighboring countries may affect the Colombian economy and, consequently, our results of operations and financial condition.

In addition, from time to time, community protests and blockades may arise near our operations in Colombia, which could adversely affect our business, financial condition or results of operations.

Our operations may be adversely affected by political and economic circumstances in Argentina.

Some of our hydrocarbon blocks and management offices are located in Argentina. If local political or economic trends adversely affect the Argentine economy, our financial condition and results from operations could be adversely affected. In particular, we face risks in Argentina related to the following: restrictions on Argentina’s energy supplies and an inadequate governmental response to such restrictions, which could negatively affect Argentina’s economic activity; social and political tensions and the governmental response to such tensions; requirements of the Federal General Environmental Law, which requires persons who carry out activities that are potentially hazardous to the environment to obtain insurance; and tax implications under Argentine law with respect to our incorporation in Bermuda, which may subject our Argentine subsidiaries to higher tax rates.

Risks related to our common shares

An active, liquid and orderly trading market for our common shares may not develop and the price of our stock may be volatile, which could limit your ability to sell our common shares.

Our common shares began to trade on the New York Stock Exchange (“NYSE”)on February 7, 2014, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future.

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

We have never paid, and do not intend to pay in the foreseeable future, cash dividends on our common shares. Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. Due to losses resulting from the oil price decline, accumulated losses amount to US$208.4 million as of December 31, 2015.

We are also subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, 1981 (as amended) of Bermuda (“Bermuda Companies Act”), we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereafter be less than our liabilities. We are also subject to contractual restrictions under certain of our indebtedness.

We are a holding company dependent upon dividends from our subsidiaries, which may be limited by law and by contract from making distributions to us, which would affect our financial condition, including the ability to pay dividends on the common shares.

As a holding company, our only material assets are our cash on hand, the equity interests in our subsidiaries and other investments. Our principal source of revenues and cash flow is distributions from our subsidiaries. Thus, our ability to pay dividends on the common shares will be contingent upon the financial condition of our subsidiaries. Our subsidiaries are and will be separate legal entities, and although they may be wholly-owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, distributions or otherwise. The ability of our subsidiaries to distribute cash to us is also subject to, among other things, restrictions that are contained in our and our subsidiaries’ financing (including our Notes due 2020 and GeoPark Brasil’s loan to finance Rio das Contas) and joint venture agreements (principally our agreements with LGI), availability of sufficient funds in such subsidiaries and applicable state laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, our business, financial condition and results of operations, as well as our ability to pay dividends on the common shares, could be materially adversely affected.

Additionally, we may not be able to fully control the operations and the assets of our joint ventures and we may not be able to make major decisions or take timely actions with respect to our joint ventures unless our joint venture partners agree. For example, we have entered into shareholder agreements with LGI in Chile and Colombia that limit the amount of dividends that can be declared or returned to us, certain aspects related to the management of our Chilean and Colombian businesses, the incurrence of indebtedness, liens and our ability to sell certain assets. See “—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may not consent to our taking certain actions or may eventually decide to sell its interest in our Chilean and Colombian operations to a third party.” We may, in the future, enter into other joint venture agreements imposing additional restrictions on our ability to pay dividends.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 59,535,614 common shares were outstanding as of December 31, 2015. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

As of December 31, 2015, a part (20%) of our total debt is sensitive to changes in interest rates. At December 31, 2015, the outstanding long-term borrowing affected by variable rates amounted to US$76,178,000, representing 20% of total long-term borrowings, which was mainly composed of the loan from Itaú Bank that has a floating interest rate based on LIBOR (the “Rio das Contas Credit Facility”). For more information, see “Item 4. Information on the Company—B. Business overview—Marketing and delivery commitments—Brazil,” and Note 3 in our Financial Statements. Consequently, variations in interest rates could result in significant changes in the amount required to cover our debt service obligations and our interest expense.

In addition, interest and principal amounts payable pursuant to debt obligations denominated in or indexed to US$ are subject to variations in the foreign currency exchange rates that could result in a significant increase in the amount of the interest and principal payments in respect of such debt obligations.

Certain shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, Mr. Juan Cristóbal Pavez, director and Cartica Management, LLC (where Mr. Steven J. Quamme, a former director of our Company is deemed to have shared voting and investment power rights), control approximately 47% of our outstanding common shares as of the date of this annual report, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”). Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Item 10. Additional Information—H. Documents on display.”

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors as well as the requirement that shareholders approve any equity issuance by us which represents 20% or more of our outstanding common shares. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”), and for as long as we continue to be an “emerging growth company” we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

We have evaluated our internal controls for our financial reporting and have determined our controls were effective for the fiscal year ended December 31, 2015. As long as we qualify as an “emerging growth company” as defined by the JOBS Act, we will not be required to obtain an auditor’s attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. Accordingly, our independent registered public accounting firm did not perform an audit of our internal control over financial reporting for the fiscal year ended December 31, 2015. Had our independent registered public accounting firm performed an attestation on our internal control over financial reporting, it is possible that their opinion on our internal controls could have differed from ours which could harm our reputation and share value.

We will continue to incur significantly increased costs and devote substantial management time as a result of operating as a public company.

Our initial public offering in February 2014 had a transformative effect on us. We expect to incur significant legal, accounting, reporting and other expenses as a result of having publicly traded common shares listed on the NYSE. We may also continue to incur costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company.

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

The Bermuda Monetary Authority (“BMA”), must specifically approve all issuances and transfers of securities of a Bermuda exempted company like us unless it has granted a general permission. We are able to rely on a general permission from the BMA to issue our common shares, and to freely transfer our common shares as long as the common shares are listed on the NYSE and/or other appointed stock exchange, to and among persons who are non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

We are incorporated as an exempted company under the laws of Bermuda and substantially all of our assets are located in Colombia, Chile, Argentina, Brazil and are expected to be located additionally in Peru once we obtain pending regulatory approval. In addition, most of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

Interested Directors. Under our bye-laws and the Bermuda Companies Act, a director shall declare the nature of his interest in any contract or arrangement with the company. Our bye-laws further provide that a director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company). A director will be liable to us for any secret profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Amalgamations, Mergers and Similar Arrangements. Pursuant to the Bermuda Companies Act, the amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Shareholder approval is not required where (i) the holding company and one or more of its wholly-owned subsidiary companies amalgamate or merge or (ii) two or more wholly-owned subsidiary companies of the same holding company amalgamate or merge. Save for such “short-form” amalgamations or mergers, unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to pass a resolution to approve the amalgamation or merger agreement. The quorum for such a meeting must be two persons holding or representing more than one-third of the issued shares of the company. Under our bye-laws, an amalgamation or merger will require the approval of our board of directors and our shareholders by Special Resolution, which is a resolution adopted by 65% of more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws and the quorum for any general meeting must be two or more persons, in person or by proxy, representing in excess of 50% of the total of our issued voting shares. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

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

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply for an order of the Supreme Court of Bermuda regulating the conduct of the company’s affairs in the future or an order to purchase the shares of any shareholders by other shareholders or by the company and, in the case of a purchase by the company, for the reduction accordingly of the company’s capital, or otherwise.

Our bye-laws contain a provision by virtue of which we and our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, including the breach of any fiduciary duty, except in respect of any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors. We may indemnify our directors and officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. Our bye-laws provide that we shall indemnify our officers and directors in respect of their acts and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such Director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance money to our officers and directors for the costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceedings against them on condition that the directors and officers repay the money if any allegations of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts if it shall ultimately be determined by final decision that such indemnitee is not entitled to be indemnified for such expenses under our Bye-laws or otherwise. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful. In addition, we have entered into customary indemnification agreements with our directors.

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

In September 2012, Chile established “indirect transfer rules,” which impose taxes, under certain circumstances, on capital gains resulting from indirect transfers of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity, as well as on transfers of other assets and property of permanent establishments or other businesses in Chile (“Chilean Assets”). As we indirectly own Chilean Assets, the indirect transfer rules would apply to transfers of our common shares provided certain conditions outside of our control are met. If such conditions were present and as a result the indirect transfer rules were to apply to sales of our common shares, such sales would be subject to indirect transfer tax on the capital gain that may be determined in each transaction. For a description of the indirect transfer rules and the conditions of their application see “Item 10. Additional Information—E. Taxation—Chilean tax on transfers of shares.”

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

Our company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil and to a lesser extent in Argentina. We also plan to expand our footprint to Peru with our pending Morona Block acquisition, which is subject to approval by the Peruvian government. See “—B. Business Overview—Our operations—Operations in Peru.”

We have a well-balanced portfolio of assets that includes working and/or economic interests in 33 hydrocarbons blocks of which 32 are onshore blocks with 8 in production as of December 31, 2015 and a shallow offshore concession in Brazil that includes the Manati Field. Our interest in the PN-T-597 Block in Brazil is subject to entry into a concession agreement with the ANP and our interest in the Morona Block in Peru is subject to approval by the Peruvian government.

We produced a net average of 20,367 boepd during the year ended December 31, 2015, 65%, 19%, 16% and less than 1% were in Colombia, Chile, Brazil and Argentina, respectively, and of which 74% was oil. As of December 31, 2015, we had net proved reserves of 48.6 mmboe (composed of 75 % oil and 25% natural gas), of which 30.4 mmboe, or 63%, 12.0 mmboe, or 25% and 6.1 mmboe, or 12%, were in Colombia, Chile and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2015, the Morona Block in Peru had net proved reserves, of 18.8 mmboe (composed of 100% oil).

We have built our company around three principal capabilities:

•	as an Explorer, which is our ability, experience, methodology and creativity to find and develop oil and gas reserves in the subsurface, based on the best science, solid economics and ability to take the necessary managed risks.

•	as an Operator, which is our ability to execute in a timely manner and to have the know-how to profitably drill for, produce, treat, transport and sell our oil and gas – with the drive and persistence to find solutions, overcome obstacles, seize opportunities and achieve results.

•	as a Consolidator, which is our ability and initiative to assemble the right balance and portfolio of upstream assets in the right hydrocarbon basins in the right regions with the right partners and at the right price – coupled with the visions and skills to transform and improve value above ground.

We believe that our risk and capital management policies have enabled us to compile a geographically diverse portfolio of properties that balances exploration, development and production of oil and gas. These attributes have also allowed us to raise capital and to partner with premier international companies. Finally, we believe we have developed a distinctive culture within our organization that promotes and rewards partnership, entrepreneurship and merit. Consistent with this approach, all of our employees are eligible to participate in our long-term incentive program, which is the Performance-Based Employee Long-Term Incentive Program. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Compensation—Performance-Based Employee Long-Term Incentive Program.”

In Chile, we are the first and the largest non-state controlled oil and gas producer. We began operations in 2006 in the Fell Block and have evolved from having a non-operated, non-producing interest to having a fully-operated and producing asset with 12.0 mmboe of net proved reserves as of December 31, 2015 and average production of 3,834 boepd in 2015. In addition, we operate five other hydrocarbon blocks in Chile with significant prospective resources, with two of them in production as of December 31, 2015.

In Colombia, following our successful acquisitions of Winchester, Luna and Cuerva in early 2012, we have an asset base of 10 hydrocarbon blocks where we were able to perform an active exploration and development drilling campaign, which resulted in multiple new oilfield discoveries and to increase average production from 2,965 boepd for the month of April 30, 2012 (the first full month following our Colombian acquisitions) to 15,510 boepd in the fourth quarter of 2015. Total net production in Colombia averaged 13,183 boepd in 2015. As of December 31, 2015, we had net proved reserves of 30.4 mmboe in Colombia, which represents a 23% increase as compared to 24.7 mmboe in 2014, mainly resulting from net additions of proved reserves related to new oil fields discovered in the Llanos 34 Block.

In Brazil, in May 2013, we agreed to acquire Rio das Contas from Panoro Energy do Brasil Ltda. (a Brazilian limited liability company and a subsidiary of Panoro Energy ASA, a Norwegian corporation; hereinafter “Panoro”). Rio das Contas, which gave us a 10% working interest in the shallow offshore Manati Field. This transaction closed on March 31, 2014. As of December 31, 2015, we had net proved reserves of 6.1 mmboe in Manati. Separately, in September 2013, November 2013 and October 2015, we participated in bidding rounds 11, 12 and 13 held by the ANP and entered into new concession agreements relating to twelve new concessions in onshore blocks. One of the concessions is still subject to the entry into the concession agreement, on our Round 12 concessions. See “—Our operations—Operations in Brazil.”

In July 2014, we were awarded a new exploratory license, the VIM-3 Block, during the 2014 Colombia Bidding Round, carried out by the ANH. We believe this block has attractive oil and gas exploration potential in a large area within a proven hydrocarbon system.

In Peru, in October 2014 we entered into a Joint Investment Agreement and Joint Operating Agreement with Petroperu to acquire an interest in and operate the Morona Block located in northern Peru. We will assume a 75% working interest and Petroperu will retain the remaining 25%. D&M certified net proved reserves of 18.8 mmboe in the Morona Block as of December 31, 2015, composed of 100% oil. Final closing of this transaction is subject to approval by the Peruvian government.

In Argentina, in August 2014, our consortium with Pluspetrol was awarded two exploration licenses in the Neuquén Basin, Argentina’s largest producing hydrocarbon basin where we have a 18% non-operating working interest. In addition, in July, 2015, we signed a farm-in agreement with Wintershall for a 50% working interest in a new block located in the Neuquén Basin, which complements our existing acreage in the basin.

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

Our history commenced with the purchase of AES Corporation’s upstream oil and natural gas assets in Chile and Argentina. Those assets included a non-operating working interest in the Fell Block in Chile, which at that time was operated by ENAP, the Chilean state-owned hydrocarbon company, and operating working interests in the Del Mosquito, Cerro Doña Juana and Loma Cortaderal Blocks in Argentina, which we collectively refer to as the Argentina Blocks. Since 2002, our business has grown significantly.

In 2006, after demonstrating our technical expertise and committing to an exploration and development plan, we obtained a 100% operating working interest in the Fell Block from the Republic of Chile. Also in 2006, the International Finance Corporation (“IFC”), a member of the World Bank Group, became one of our principal shareholders, and we listed our common shares on AIM, a market operated by the London Stock Exchange plc, in an initial public offering of common shares outside the United States. Subsequently, in 2008 and 2009, we issued and sold additional common shares outside the United States.

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

In 2011, ENAP awarded us the opportunity to obtain operating working interests in each of the Isla Norte, Flamenco and Campanario Blocks in Tierra del Fuego, Chile, which we refer to collectively as the Tierra del Fuego Blocks, and in 2012, jointly with ENAP, we entered into CEOPs with Chile for the exploration and exploitation of hydrocarbons within these blocks.

Also in 2011, LGI acquired a 20% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF for US$148.0 million. LGI also provided GeoPark TdF with US$84.0 million in standby letters of credit to partially secure the US$101.4 million performance bond required by the Chilean government to guarantee GeoPark TdF’s obligations with respect to the minimum work program under the Tierra del Fuego CEOPs. Our agreement with LGI in the Tierra del Fuego Blocks allows us to earn back up to 12% equity participation in GeoPark TdF, depending on the success of our operations in Tierra del Fuego. See “Item 10. Additional Information—C. Material contracts.”

In the first quarter of 2012, we moved into Colombia by acquiring three privately held E&P companies, Winchester, Luna and Cuerva. These acquisitions provided us with an attractive platform in Colombia that includes working interests and/or economic interests in 10 blocks located in the Llanos, Magdalena and Catatumbo Basins and covering an area of 575,700 gross acres.

In December 2012, LGI acquired a 20% equity interest in GeoPark Colombia for US$20.1 million, including the assumption of existing debt and the commitment to provide additional funding to cover LGI’s share of required future investments in Colombia. In addition, our agreement with LGI in Colombia allows us to earn back up to 12% of equity participation in GeoPark Colombia, depending on the success of our operations in Colombia. See “Item 10. Additional Information—C. Material contracts.”. We believe our partnership with LGI represents a positive independent assessment and validation of the quality of our Chilean and Colombian asset inventory, the extent of our technical and operational expertise and the ability of our management to structure and effect significant transactions.

In May 2013, we entered into agreements to expand our operations to Brazil. See “—B. Business overview—Our operations—Operations in Brazil.”

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In July 2014, we were awarded a new exploratory license, the VIM-3 Block, during the 2014 Colombia Bidding Round, carried out by the ANH. We believe this block has attractive oil and gas exploration potential in a large area within a proven hydrocarbon system.

In August 2014, Pluspetrol and we were awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina. The blocks are located in the Neuquén Basin, Argentina’s largest producing hydrocarbon basin.

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the pending acquisition of Morona Block in a joint venture with Petroperu. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each). The expected work program and development plan for the Situche Central oil field is to be completed in three stages. This initial stage requires an investment of approximately US$140 million to US$160 million and is expected to be completed within 18 to 24 months after closing. The transaction is subject to approval by the Peruvian government. According to the D&M Reserves Report, the Morona Block has net proved reserves of 18.8 mmboe as of December 31, 2015, composed of 100% oil.

In November 2014, we further expanded our portfolio in Colombia through an agreement with SK Innovation (a subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin.

In July 2015, we signed a farm-in agreement with Wintershall for the CN-V Block in Argentina. In October 2015, we were awarded four exploratory blocks in the Brazilian ANP Bid Round 13 in the Reconcavo and Potiguar basins.

In December 2015, as part of our long term effort to build an upstream platform in Mexico, we participated in the Mexican Bid Round 1.3 with Grupo Alfa for onshore projects, however, no blocks were awarded.

See “Item 3. Key Information—D. Risk factors—Risks relating to our business” and “—B. Business overview—Significant agreements—Peru—Morona Block Acquisition”

B. Business overview

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil and, to a lesser extent, in Argentina. We may also commence operations in Peru, pending the acquisition of the Morona Block which is subject to regulatory approvals.

We have a well-balanced portfolio of assets that includes working and/or economic interests in 33 hydrocarbons blocks, 32 of which are onshore blocks, including 8 in production as of December 31, 2015, as well as an additional shallow-offshore concession in Brazil that includes the Manati Field. We have one concession in Brazil, the PN-T-597 Block that is still subject to the entry into the concession agreement by the ANP and the Morona Block, which is subject to approval by the Peruvian government.

We produced a net average of 20,367 boepd during the year ended December 31, 2015, 65%, 19%, 16% and less than 1% were in Colombia, Chile, Brazil and Argentina, respectively, and of which 74% was oil.

As of December 31, 2015, we had net proved reserves of 48.6 mmboe (composed of 75 % oil and 25% natural gas), of which 30.4 mmboe or 63%, 12.0 mmboe or 25% and 6.1 mmboe or 12%, were in Colombia, Chile and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2015, the Morona Block in Peru had net proved reserves of 18.8 mmboe (composed of 100% oil).

We have been able to successfully develop our assets through the drilling of 151 out of 211 (72%) exploratory, appraisal and development wells that we drilled from January 1, 2006 through December 31, 2015 that became productive wells. We have grown our business through winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Chile, Brazil, Argentina and Peru.

Oil industry situation and the impact on our operations

As a consequence of the oil price decline which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its cash. For more information see “Item 3. Key Information—D. Risk Factors—Risks relating to our business—The current oil price crisis has impacted on our operations and corporate strategy,” and “Item 4. Information on the Company—B. Business Overview—2016 Strategy and Outlook.”

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2015 and also includes our pending Morona Block Acquisition. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	Subject to approval from the Peruvian Government. See “—Our operations—Operations in Peru.”

(2)	The PN-T-57 is still subject to the entry into the concession agreement and absence of legal impediments, by the ANP in the Parnaíba Basin. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2015.

	For the year ended December 31, 2015
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Colombia	30.4	-	30.4	100%	131.9	62.9%
Chile	6.0	36.5	12.0	49%	44.8	21.4%
Brazil	0.1	36.2	6.1	2%	32.4	15.4%
Argentina	-	-	-	-	0.6	0.3%
Total	36.5	72.7	48.6	75%	209.7	100.0%

The following table sets forth the net proved reserves and other data as of and for the year ended December 31, 2015 as estimated in the D&M Reserves Report corresponding to the pending Morona Block. Final closing of this transaction is subject to approval by the Peruvian government.

	For the year ended December 31, 2015
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Peru	18.8	-	18.8	100%	-	-
Total	18.8	-	18.8	100%	-	-

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 34% for production in the period from 2010 to 2015, as measured by boepd in the table below.

	For the year ended December 31,
	2015	2014	2013	2012	2011	2010
Average net production (mboepd)	20.4	19.7	13.5	11.3	7.6	6.9
% oil	74%	74%	82%	66%	33%	28%

During the year ended December 31, 2014, Rio Das Contas, whose production is not accounted for in the table above as the transaction closed in March 31, 2014, produced 3.6 mboepd. Had the Manati Field been acquired January 1, 2014, production would have been a net average of 20,557 during the year ended December 31, 2014.

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2015.

	Average daily production
	For the year ended December 31, 2015
	Colombia	Chile	Brazil	Argentina
Oil production
Total crude oil production (bopd)	13,183	1,938	48	7
Natural gas production
Total natural gas production (mcf/day)	-	11,380	19,762	-
Oil and natural gas production
Total oil and natural gas production (boed)	13,183	3,835	3,342	7

Our assets

According to the D&M Reserves Report, as of December 31, 2015, the blocks in Colombia, Chile, and Brazil in which we have a working interest had 48.6 mmboe of net proved reserves, with 30.4 mmboe, or 63%, 12.0 mmboe, or 25% and 6.1 mmboe, or 13% of such net proved reserves located in Colombia, Chile and Brazil respectively. Additionally, according to the D&M Reserves Report, as of December 31, 2015, the net proved reserves attributable to our pending Morona Block acquisition in Peru were 18.8 mmboe. Final closing of this transaction is subject to approval by the Peruvian government.

We produced a net average of 20,367 boepd during the year ended December 31, 2015 of which 65%, 19%, 16% and less than 1% were in Colombia, Chile, Brazil and Argentina, respectively, and of which 74% was oil.

We are the operator of a majority of the blocks in which we have a working interest.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil- and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys. According to the D&M Reserves Report, as of December 31, 2015, we had 48.6 mmboe of net proved reserves in Colombia, Chile and Brazil of which 75%, or 36.5 mmboe, was oil, and 25%, or 12.1 mmboe, was gas and of which 32%, or 15.6 mmboe, was net proved developed reserves. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets. For example, in 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block, through 2015, we have invested more than US$500 million and drilled approximately 113 wells in the Block, with 76% of such wells becoming productive during that period. Currently, we are the operator and sole concessionaire of the Fell Block, which, during the year ended December 31, 2015, produced approximately 3,708 boepd. As of December 31, 2015, we generated 40% of Chile’s total oil production and 12% of its gas production, according to information provided by the Chilean Ministry of Energy.

The acquisitions of Winchester, Luna and Cuerva in Colombia in the first quarter of 2012 gave us access to exploratory and productive acres across 10 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. According to the D&M Reserves Report, as of December 31, 2015, the blocks in Colombia in which we have a working interest had 30.4 mmboe of net proved reserves, all of which were in oil. Since we acquired Winchester, Luna and Cuerva, we were able to perform an active exploration and development drilling campaign, which resulted in multiple new discoveries and to increase average production to 13,183 boepd in Colombia in 2015. Also, we have been able to leverage our technical expertise achieving significant positive results in terms of reduced drilling costs in our multiple new oilfield discoveries, one of which was located in the hanging wall of a normal fault, a play type that had not been successfully tested before in the Llanos basin.

The acquisition of Rio Das Contas gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manati and Camarão Norte Fields, in the Camamu-Almada Basin in the State of Bahia. The Manati Field, which is in the production phase, is operated by Petrobras (with a 35% working interest), the Brazilian national company and the largest oil and gas operator in Brazil, in partnership with QGEP (with a 45% working interest), and Brasoil (with a 10% working interest). See “—Significant agreements—Brazil—Rio das Contas Quota Purchase Agreement.” Our Rio das Contas acquisition in Brazil provides us with a long-term off-take contract with Petrobras that covers approximately 100% of net proved gas reserves in the Manati Field, a valuable relationship with Petrobras and an established local platform and presence, with a seasoned and experienced geoscience and administrative team to manage our Brazilian assets and to seek new growth opportunities. According to the D&M Reserves Report, as of December 31, 2015, BCAM-40 Concession had 6.1 mmboe of net proved reserves, (composed of approximately 98% natural gas). See “—Our operations—Operations in Brazil.”

In addition, in line with our growth strategy, the pending acquisition of the Morona Block in Peru will give us a 75% working interest in the Morona Block. According to the D&M Reserves Report, as of December 31, 2015, the Morona Block had 18.8 mmboe of net proved reserves, (composed of 100% oil). Final closing of this transaction is subject to approval by the Peruvian government. See “—Our operations—Operations in Peru.”

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide a number of attractive opportunities with varying levels of risk. Our drilling inventory consists of over 324 identified drilling locations, and our development plans target locations that provide attractive economics and support a predictable production profile.

For example, in Colombia, in 2015, we continued drilling on the Llanos 34 Block and discovered and put into production the new Tilo, Chachalaca and Jacana oil fields that contributed to our growth in proved reserves during 2015.

Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities.

Funding Platform

Though the significant decline in oil prices since the end of 2014 significantly impacted our revenues and results from operations for the year ended December 31, 2015, in the past we have historically benefited from consistent cash flows and access to debt and equity capital markets, as well as other funding sources, which have provided us in the past with funds to finance our organic growth and the pursuit of potential new opportunities. We generated US$25.9 million and US$230.7 million in cash from operations in the years ended December 31, 2015 and 2014, respectively, and had US$82.7 million and US$127.7 million in cash and cash equivalents as of December 31, 2015 and 2014, respectively. As of December 31, 2015 we had US$378.7 million of total financial debt with 79% debt maturing in 2020. Our short-term objectives are to preserve cash, see below “—Our long-term strategy.”

In December 2015, we entered into an offtake and prepayment agreement with Trafigura. The agreement provides that we sell and deliver a portion of our Colombian crude oil production to Trafigura. This will benefit us by (i) improving crude oil sales prices; (ii) improving operating netbacks by reducing transportation costs; (iii) simplifying logistics and reducing risks; and (iv) improving working capital. Pricing will be determined at future spot market prices, net of transportation costs. The agreement also provides us with prepayment of up to US$100 million from Trafigura, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Funds committed by Trafigura will be made available to us upon request and will be repaid by us through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period.

In December 2015, we entered in a loan agreement with Banco de Chile for US$7 million to finance the start-up of a new Ache gas field in the Fell Block.

In March 2014, we borrowed US$70.5 million pursuant to a five-year term variable interest secured loan, secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to 6-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition, and funded the remaining amount with cash on hand. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In February 2013, we issued US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020 (“Notes due 2020”). The Notes due 2020 contain incurrence-based limitations on the amount of indebtedness we can incur See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness—Notes due 2020—Covenants.”

In 2010, we issued US$133.0 million aggregate principal amount of 7.75% senior secured notes in the international markets (“Notes due 2015”), which were redeemed following our issuance in 2013 of the Notes due 2020.

In 2007, we obtained financing from Methanex in an amount of US$40 million, structured as a gas pre-sale agreement with a six-year term at an interest rate equal to the 6-month LIBOR that is fully repaid as of the date of this annual report.

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

Our CEO, Mr. James Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of December 31, 2015 Mr. Park held 13.2% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of December 31, 2015, Mr. O’Shaughnessy held 13.2% of our outstanding common shares.

Our management and operating team has an average experience in the energy industry of approximately 25 years in companies such as Chevron, San Jorge, Petrobras, Total, Pluspetrol, ENAP and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 8, 2016, our executive directors, management and employees (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned approximately 2% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

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

In addition, the IFC has been one of our shareholders since 2006, holding an 5.81% equity interest in us as of December 31, 2015. In Chile, we have strong long-term commercial relationships with Methanex and ENAP, and in Colombia, through our acquisitions of Winchester, Luna and Cuerva, we have inherited a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company.

In Brazil, we believe we will continue to derive benefit from the long-term relationship GeoPark Brasil (formerly Rio Das Contas) has with Petrobras.

2016 Strategy and Outlook

Our strategic approach to 2016 is guided by the following principles:

•	Secure Base: Secure a strong base program for any pricing environment – prioritizing lower risk, higher netback and fastest cash flow producing projects

•	Capital Allocation Discipline: Select the best projects out of a large number of projects presented by each country based on technical, economic and strategic criteria

•	Work Program Flexibility: Maximize optionality and flexibility to add or reduce projects based on different oil prices and project performance

•	Protect Long Term: Protect key assets, tools and capabilities necessary for long-term plan and success

•	Build Scale: Acquire attractive new assets, taking advantage of unique market opportunity

Oil prices have been volatile since the end of 2014 and have remained at low levels in the first part of 2016. In preparation for continued volatility, we developed multiple scenarios for our 2016 capital expenditure program, as stated below:

Our preliminary base capital program for 2016 considers a reference oil price assumption of US$35-US$40 per barrel and calls for approximately US$45 million-US$55 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand. In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption of US$25-US$30 per barrel and consists of an alternative capital expenditure program of approximately US$20 million-US$25 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption of US$50 per barrel or higher and consists of an alternative capital expenditure program of approximately US$75 million-US$90 million to be selected from identified projects designed to increase reserves and production. See “Item 3. Key Information—D. Risk factors “The current oil price crisis has impacted our operations and corporate strategy.”

During the first quarter of 2016 we were working under the downside case scenario, that consisted of drilling two gas wells in Chile.

If oil prices average higher than the base budget price, we have the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production.

Our long-term strategy

Continue to grow a risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. For example, through our expansion into Brazil, we have secured steady cash flows through our acquisition of Rio das Contas, as well as exploratory potential through our success in three ANP oil and gas bidding rounds in which we were awarded a total of twelve concessions in Brazil.

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

In July 2014, we were awarded a new exploratory license, the VIM-3 Block, during the 2014 Colombia Bidding Round, carried out by the ANH. We believe this block has attractive oil and gas exploration potential in a large area within a proven hydrocarbon system.

In Argentina, in August 2014, our consortium of with Pluspetrol was awarded two exploration licenses located in the Neuquén Basin, Argentina’s largest producing hydrocarbon basin. In addition, in July, 2015, we signed a farm-in agreement with Wintershall for a new block located in Neuquén Basin, complementing our existing acreage in the basin with world class partners.

In October 2015, we were awarded four exploratory blocks in the Brazilian ANP Bid Round 13 in the Reconcavo and Potiguar basins.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions. Our Colombian acquisitions highlight our ability to identify and execute opportunities. These acquisitions have provided us with, and we expect that our Morona Block in Peru, will provide us with an additional attractive platforms in those countries. Our enhanced regional portfolio, primarily in investment-grade countries, and strong partnerships position us as a regional consolidator. We intend to continue to grow through strategic acquisitions and potentially in other countries in Latin America. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil- and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets. For example, during 2015, as part of our long term effort to build an upstream platform in Mexico, we participated in the Mexican Bid Round 1.3 with Grupo Alfa for onshore projects, however, no blocks were awarded.

Continue to foster a technically-driven culture and to capitalize on local knowledge

We intend to continue to build and strengthen an environment that will allow us to fully consider and understand risks and rewards and to deliberately and collectively pursue strategies that maximize value. For this purpose, we intend to continue expanding our technical teams and to foster a culture that rewards talent according to results. For example, we have been able to maintain the technical teams we inherited through our Colombian and Brazilian acquisitions. We believe local technical and professional knowledge is key to operational and long-term success and intend to continue to secure local talent as we grow our business in different locations.

Maintain a high degree of operatorship

As of the date of this Annual Report, we are and intend to continue to be, the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently. We believe that this strategy has allowed, and will continue to allow, us to leverage our unique culture and our talented technical, operating and management teams. As of December 31, 2015, 86% of our net proved reserves and 80% of our production came from blocks in which we are the operator.

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

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 33 hydrocarbons blocks, 32 of which are onshore blocks, including 8 in production as of December 31, 2015, as well as in an additional shallow-offshore concession in Brazil that includes the Manati Field. In addition, we have one concession in Brazil, the PN-T-597 Block that is subject to the entry into the concession agreement by the ANP and the Morona Block in Peru, which is subject to approval by the Peruvian government.

Operations in Colombia

Our Colombian assets currently give us access to 1,058,000 of gross exploratory and productive acres across 10 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth in our oil production and proved reserves in Colombia, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block.

The table below shows average production and proved oil reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Average net production (mboepd)	13.2	10.7	6.5
Proved oil reserves at year-end (mmbbl)	30.4	24.7	9.4

Highlights of the year ended December 31, 2015 related to our operations in Colombia included:

•	Three new oil fields discovered and put into production in Llanos 34 Block: Tilo, Chachalaca and Jacana

•	Average production increased by 23%, to 13.2 mboepd in 2015 from 10.7 mboepd in 2014

•	Capital expenditures reduced by 57%, to US$30.7 million in 2015, from US$71.4 in 2014

•	Proved reserves increased by 23% to 30.4 mmbbls at year-end 2015, from 24.7 mmbbls at year-end 2014 after producing 4.8 mmbbl.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

Under the terms of the agreement to acquire Winchester (“Winchester Stock Purchase Agreement”), we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. These payments involve both an earnings-based measure and an overriding royalty equal to an estimated 4% of our net revenues for any new discoveries of oil. During 2015, we accrued and paid US$7.1 million and accrued US$9.2 million to the previous owners of Winchester pursuant to the Winchester Stock Purchase Agreement.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

VIM-3
COLOMBIA
LLANOS 17
JAGÜEYES
YAMU
LA CUERVA
LLANOS 62
LLANOS 32
LLANOS 34
CPO-4
ABANICO
200 km

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2015.

Block	Gross acres (thousand acres)	Working interest(1)	Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
La Cuerva	47.8	100.0%	—	GeoPark	1.0	389	Llanos	Exploration: 2014 Exploitation: 2038
Llanos 34	82.2	45.0%	Parex	GeoPark	28.8	11,990	Llanos	Exploration: 2017 Exploitation: 2039
Llanos 62	44.0	100.0%	—	GeoPark	—	—	Llanos	Exploration: 2017 Exploitation: 2041
Yamú	11.2	89.5/100%(4)	—	GeoPark	0.3	95	Llanos	Exploration: 2013 Production: 2036
Llanos 17	108.8	36.8%(5)	Parex	Parex	—	—	Llanos	Exploration: 2015 Exploitation: 2039
Llanos 32	100.3	10%	APCO; Parex	Parex	0.3	645	Llanos	Exploration: 2015 Exploitation: 2039
Jagüeyes 3432A	61.0	5.0%	Columbus	Columbus	—	—	Llanos	Exploration: 2014 Exploitation: 2038
VIM-3	225.0	100%	—	GeoPark	—	—	Magdalena	Exploration: 2021 Exploitation: 2045
CPO-4	345.6	50%	SK	GeoPark	—	—	Llanos	Exploration: 2015 Exploitation: 2038

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Colombian operations. See “—Significant agreements—Agreements with LGI—LGI Colombia Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2015.

(4)	Although we are the sole title holder of the working interest in the Yamú Block, other parties have been granted economic interests in fields in this Block. Taking those other parties’ interests into account, we have a 89.5% interest in the Carupana Field and a 100% interest in the Yamú and Potrillo Fields, both located in the Yamú Block.

(5)	We currently have a 36.8% working interest in the Llanos 17 Block.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2015.

Block	Gross acres (thousand acres)	Economic interest(1)	Operator	Production (boepd)	Basin
Abanico	32.1	10%	Pacific	64	Magdalena

(1)	Economic interest corresponds to indirect participation interests in the net revenues from the Block, granted to us pursuant to a joint operating agreement.

Eastern Llanos Basin: (La Cuerva, Yamú, Llanos 34, Llanos 32, Llanos 62, Llanos 17, Jagüeyes 3432A, Abanico, CPO-4 and VIM-3 Blocks)

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 82,200 gross acres (333 sq. km). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at the time had no production, reserves or wells drilled on it, and with 210 sq. km of existing 3D seismic on which our team had mapped multiple exploration prospects. From 2012 to 2014 we engaged in exploration and development activities that resulted in 5 new oil fields discovered and increased production to an average of 8,306 boepd and proved reserves of 21.5 mmboe.

In early 2015, we successfully tested a new well in a new oil field, at Tilo, and subsequently drilled and discovered 2 new oil fields at Jacana and Chachalaca. In Tilo field there are currently 2 wells in production from the Guadalupe formation reservoir with oil of 13.5ºAPI. The Jacana field has 2 wells currently in production from the Guadalupe formation reservoir with oil of 15ºAPI. The Chachalaca field is producing from the Mirador formation with oil of 31ºAPI. Average net oil production from the Llanos 34 Block in 2015 was 11,990 bopd. We have committed to drill 2 new exploratory wells before September 2017 that will cost US$4.3 million.

Our partner in the Llanos 34 Block is Parex, which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

La Cuerva Block. We are the operator of, and have a 100% working interest in, the La Cuerva Block, which covers approximately 47,800 gross acres (190 sq. km). Since we acquired an interest in the La Cuerva Block, we have drilled a total of 15 wells in the block, 12 of which were productive at year-end 2015. Due to the impact of low oil prices, the block was temporarily shut in the first quarter of 2015 and re-opened in the third quarter of 2015 with a more efficient cost structure. For the year ended December 31, 2015, our average net production at the La Cuerva Block was 389 bopd. During the first quarter of 2016 we temporarily shutdown our operations in this block. We operate in the block pursuant to an E&P Contract with the ANH.

Llanos 62 Block. We are the operator of, and have a 100% working interest in, the Llanos 62 Block, which covers approximately 44,000 gross acres (178 sq. km). As of December 31, 2014, we had undertaken 72.2sq. km of 3D seismic surveys within the block. We operate the block pursuant to an E&P Contract with the ANH. We have committed to drill two exploratory wells before June 2016. The remaining commitment amounts to US$6.0 million.

Yamú Block. We are the operator of, and have a 100% working interest in, the Yamú Block, which covers approximately 11,200 gross acres (45.5 sq. km). Economic rights to certain fields in the Yamú Block have been granted to other parties. In May 2013, we successfully drilled and completed the Potrillo 1 well in the block to a total depth of 3,560 meters. The well was put in production with an initial rate of 744 bopd, from the existing facility at Carupana Field. For the year ended December 31, 2015, our average net production at the Yamú Block was 95 bopd, which was a result of our by the temporary shut down of our operations in this Block.

On November 19, 2015, our Colombian subsidiary agreed to terminate the agreement for its 10% non-operating economic interest in the Cerrito Block for additional interests held by Trayectoria Oil & Gas in the Yamú Block that included a 10% economic interest in all of the Yamú fields by compensation for pending cash calls and accumulated losses in the Cerrito joint operating agreement.

Llanos 17 Block. We have a 40% working interest in the Llanos 17 Block, which covers approximately 108,800 gross acres (440 sq. km). Parex is the operator of, and has a 60% working interest in, the Llanos 17 Block. Since we acquired a working interest in the block, two wells have been drilled, one of which was productive. We maintain our 40% working interest in the Llanos 17 Block pursuant to an E&P Contract with the ANH. However, we expect to apply to the ANH to approve an assignment of 3.2% of our working interest in this block to another party.

Llanos 32 Block. We have a 10% working interest in the Llanos 32 Block, which covers approximately 100,300 gross acres (406 sq. km) Parex is the operator of, and has a 70% working interest in this block. Pluspetrol has a 20% working interest. As of December 31, 2013 four wells have been drilled in the block, three of which were productive. In 2014, three additional discoveries were made at fields Kananaskis, Carmentea and Calona in both the Mirador and Une reservoirs, with 7 wells drilled: 4 wells in Kananaskis, 1 well in Calona, and 2 wells at Carmentea. In 2015 the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2015, our average net production in the Llanos 32 Block was 645 bopd.

Jagüeyes 3432A Block. We have a 5% working interest in the Jagüeyes 3432A Block, which covers approximately 61,000 acres (247 sq. km). Our partner in the block is Columbus Energy, who maintains a 95% working interest in and is the operator of the Jagüeyes 3432A Block. The E&P contract with ANH is currently suspended due to force majeure.

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

Cerrito Block. In February of 2002, Ecopetrol and Kappa Resources Colombia Limited (now Pacific) entered into the Cerrito Block association contract. The Cerrito Block covers an area of approximately 10.2 thousand gross acres. Pacific is the operator of, and has a 100% working interest in, the Cerrito Block. We do not maintain a direct working interest in the Cerrito Block, but rather had a 10% economic interest in the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific), Maral Finance Corporation, Geoproduction Oil & Gas Company of Colombia Limitada and Texican Oil PLC. On November 19, 2015, our Colombian subsidiary agreed to terminate the joint operating agreement for its 10% non-operating economic interest in the Cerrito Block for additional interests held by Trayectoria Oil & Gas in the Yamú Block that included a 10% economic interest in all of the Yamú fields by compensation for pending cash calls and accumulated losses in the Cerrito joint operating agreement.

VIM-3 Block. On July 23, 2014 we were awarded a new exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. The VIM-3 Block is located in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. Our winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of carrying out 200 sq. km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$22.2 million during the initial three-year exploratory period. We will operate and have a 100% working interest in the block. The block has an attractive oil and gas exploration potential in a large area within a proven hydrocarbon system, surrounded by existing oil and gas fields and with sparse exploration activity carried out to date.

CPO-4 Block. In November 2014, we expanded our portfolio in Colombia through an agreement with SK Innovation (subsidiary of SK Group, the Korean integrated energy and petrochemical company) to farm-in to the CPO-4 Block, located in the Llanos Basin. The block covers an area of approximately 345,600 acres with 3D seismic coverage of approximately 880 sq. km. In accordance with the farm-in agreement, and subject to the approval of ANH in Colombia, we will operate and receive a 50% working interest in the CPO-4 Block in exchange for its commitment to drill and fund its 50% (with no carry) of one exploration well. During 2015 we drilled but abandoned the Grulla 1 exploratory well due to an uneconomical discovery of hydrocarbons.

Operations in Chile

Our Chilean assets currently give us access to 936,000 of gross exploratory and productive acres across 6 blocks in a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

Our Chilean blocks are located in the provinces of Ultima Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil- and gas-producing area. As of December 31, 2015, the Magallanes Basin accounted for all of Chile’s oil and gas production. Although this basin has been in production for over 60 years, we believe that it remains relatively underdeveloped.

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

Highlights of the year ended December 31, 2015 related to our operations in Chile included:

•	Construction of a new gas treatment facility that allowed to put the Ache field into production in Fell Block at a rate of approximately 6.7 mmcfpd

•	Capital expenditures reduced by 92%, to US$12.4 million in 2015, from US$154.3 in 2014

•	Proved oil and gas reserves maintained at 12.0 mmboe at year-end 2015, from 12.1 mmboe at year-end 2014 after producing 1.4 mmboe.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2015.

Block	Gross acres (thousand acres)		Working interest(1)(6)		Partners (2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Fell	367.8		100%		—	GeoPark	11.9	3,708	Magallanes	Exploitation: 2032
Tranquilo	92.4		29	%(6)	Pluspetrol Wintershall Methanex	GeoPark	—	—	Magallanes	Exploitation: 2043
Otway	49.4	(4)	100%		—	GeoPark	—	—	Magallanes	Exploitation: 2044
Isla Norte	130.2		60	%(5)	ENAP	GeoPark	—	20	Magallanes	Exploration: 2019 Exploitation: 2044
Campanario	192.2		50	%(5)	ENAP	GeoPark	—	—	Magallanes	Exploration: 2020 Exploitation: 2045
Flamenco	105.9		50	%(5)	ENAP	GeoPark	0.1	106	Magallanes	Exploration: 2019 Exploitation: 2044
_______________
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Chilean operations through GeoPark Chile. See “—Significant agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2015.

(4)	In April 2013, we voluntarily relinquished to the Chilean government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement, and applied for an assignment of rights permit on August 5, 2013. In September 2014, the Chilean Ministry of Energy approved that we will be the sole participant with a working interest of 100%. See “—Otway and Tranquilo Blocks.”

(5)	LGI has a 14% direct equity interest in our Tierra del Fuego operations through GeoPark TdF and a 20% direct equity interest in GeoPark Chile, for a total effective equity interest of 31.2% in our Tierra del Fuego operations. See “—Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)” and “—Significant agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

(6)	At December 31, 2015, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014 Methanex and Wintershall announced their decision to exit the Consortium, which was approved by the Chilean Ministry of Energy but not formalized yet. The new ownership is expected to be GeoPark 50% and Pluspetrol 50%.

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km of 3D seismic surveys and drilled 113 exploration and development wells. In the year ended December 31, 2015, we produced an average of approximately 3,708 boepd, in the Fell Block, consisting of 51% oil.

The Fell Block has an area of approximately 368,000 gross acres (1,488 sq. km) and its center is located approximately 140 km northeast of the city of Punta Arenas. It is bordered on the north by the international border between Argentina and Chile and on the south by the Magellan Strait.

The first exploration efforts began on the Fell Block in the 1950s. Through 2005, ENAP carried out seismic surveys and drilled numerous wells in the block. From 2006 through August 2011, we invested approximately US$210 million in exploring and developing the Fell Block, which allowed us to transition approximately 84% of the Fell Block’s area from an exploration phase into an exploitation phase, which we expect will last through 2032. During the exploration phase, we exceeded the minimum work and investment commitment required under the Fell Block CEOP by more than 75 times, and as of December 31, 2015, had invested more than US$500 million in the Fell Block. There are no minimum work and investment commitments under the Fell Block CEOP associated with the exploitation phase.

The Fell Block is located in the north-eastern part of the Magallanes Basin. The principal producing reservoir is composed of sandstones in the Springhill formation, at depths of 2,200 to 3,500 meters. Additional reservoirs have been discovered and put into production in the Fell Block—namely, Tobífera formation volcanoclastic rocks at depths of 2,900 to 3,600 meters, and Upper Tertiary and Upper Cretaceous sandstones, at depths of 700 to 2,000 meters.

Our geosciences identified and developed an attractive inventory of prospects and drilling opportunities for both exploration and development in the Fell Block. Previous oil discoveries in the Konawentru, Yagán, Yagán Norte, Copihue and Guanaco fields have opened up new oil and gas potential in the Fell Block. An important discovery during 2011 was the Konawentru 1 well, which we initially tested to have in excess of 2,000 bopd from the Tobífera formation, and which has opened up additional potentially attractive opportunities (workovers, well-deepening’s and new exploration and development wells) in the Tobífera formation throughout the Fell Block.

As a result of this, during 2012 to 2014, we focused our exploration and development plan in the Tobífera formation by drilling wells in Konawentru, Yagán and Yagán Norte fields, as well as deepening existing wells in Ovejero and Molino. Exploration efforts in 2014 resulted in the discoveries of the Ache gas field and the Loij oil field.

During 2015, although there were no wells drilled, we put into production a new gas field, Ache, that was discovered in 2014. After the construction and start-up of a gas treatment facility, the field has been producing at a rate of approximately 6.7 mmcfpd.

We also continue to evaluate the Estratos con Favrella shale reservoir, which we believe represents a high-potential, unconventional resource play for shale oil and gas, as a broad area of the Fell Block (1,000 sq. km) appears to be in the oil window for this play.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In the first and second quarters of 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego province of Chile. We are the operator of all three of these blocks, with working interests of 60%, 50% and 50%, respectively. We believe that these three blocks, which collectively cover 463,700 gross acres (1,877 sq. km) and are geologically contiguous to the Fell Block, represent strategic acreage with resource potential. We have committed to paying 100% of the required minimum investment under the CEOPs covering these blocks, in an aggregate amount of US$101.4 million through the end of the first exploratory periods for these blocks, which occurred in November 2015 for the Flamenco Block and we expect will occur by May 2017 for the Isla Norte Block and by July 2017 for the Campanario Block, which includes our covering of ENAP’s investment commitment corresponding to its working interest in the blocks.

In the first quarter of 2012, we began 3D seismic operations in the Flamenco Block. As of March 2016, 16 wells have been drilled (for a total investment commitment of 21 wells) and 1,500 sq. km of 3D seismic have been carried out over the three blocks; which represent the total 3D seismic program commitment.

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

Our Tierra del Fuego Blocks are located in the south-eastern margin of the Magallanes Basin. The principal producing reservoir is composed of sandstones in the Springhill formation at depths of 1,800 to 2,300 meters. Additional reservoirs have been discovered and put into production in the Tierra del Fuego Blocks namely Tobífera formation volcanoclastic rocks at depths of 2,000 to 2,500 meters, and Upper Terciary and Upper Cretaceous sandstones, at depths of 500 to 1,400 meters.

Isla Norte Block. We are the operator of, and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 130,200 gross acres (527 sq. km). As of March 2016 we had completed 100% of the committed 350 sq. km of 3D seismic surveys. We have also committed to drilling three wells during the first exploration period under the CEOP governing the Isla Norte Block. Pantano Oeste 1 well marks the first oil discovery on the Isla Norte Block. As of the date of this annual report, outstanding investment commitments related to this Block corresponds to 2 exploratory wells until May 7, 2017 for approximately US$6.5 million. In the year ended December 31, 2015, we produced an average of approximately 20 boepd, in the Isla Norte Block.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 192,200 gross acres (778 sq. km). As of March 31, 2016, we had completed 100% of the committed 578 sq. km of 3D seismic surveys. We have also committed to drilling eight wells during the first exploration period under the CEOP governing the Campanario Block. As of December 31, 2015 we drilled 5 exploratory wells, including the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in addition to one development well. As of the date of this annual report, outstanding investment commitments related to this block correspond to 3 exploratory wells until July 11, 2017 for approximately US$11.9 million.

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The block covers approximately 141,300 gross acres (582 sq. km). In June 2013, we discovered a new oil and gas field in the block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. As of March 31, 2016, we had completed 100% of the committed 570 sq. km of 3D seismic surveys. We have also committed to drilling ten wells during the first exploration period under the CEOP governing the Flamenco Block. As of the date of this annual report, there are no outstanding investment commitments related to this block. In the year ended December 31, 2015, we produced an average of approximately 106 boepd in the Flamenco Block.

The first exploration period of the Flamenco Block ended in November 2015, and we and ENAP notified the Ministry of Energy of our decision to continue with the second exploration period, which will last for 2 years. As of the date of this annual report, outstanding investment commitments related to this block correspond to 1 exploratory well until November 7, 2017 for approximately US$2.1 million, to be assumed 100% by us.

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

In the Tranquilo Block, as of December 31, 2015, we had a 29% working interest, where our partners were Pluspetrol (29%), Wintershall (25%) and Methanex (17%). During 2014 Methanex and Wintershall announced their decision to exit the Consortium, which was approved by the Ministry of Energy but has not yet been formalized. The new ownership is GeoPark 50% and Pluspetrol 50%.

In the Tranquilo Block we completed a seismic program consisting of 163 sq. km of 3D seismic and 371 sq. km of 2D seismic survey work, and drilled four wells, including the Palos Quemados and Marcou Sur well. The Marcou Sur well is under evaluation and we discovered gas in the El Salto formation of the Palos Quemado well. At the Palos Quemados well, we completed a 22-week commercial feasibility test aimed at defining its productive potential. As the test was not conclusive, we were granted permission by the Chilean Ministry of Energy to extend the testing period for an additional six months. Upon such testing period, we kept 4 provisional protection areas, which enabled continued analysis of the area prior the declaration of its commercial viability for a period of 5 years. On January 17, 2013, we formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploratory period and to terminate the exploratory phase of the Tranquilo Block CEOP. Subsequently, we relinquished all areas of the Tranquilo Block, except for a remaining area of 92,417 gross acres, for the exploitation of the Renoval, Marcou Sur, Estancia Maria Antonieta and Palos Quemados Fields, which we have identified as the areas with the most potential for prospects in the block.

As of December 31, 2015, we had completed our minimum work commitments for the Otway and Tranquilo Blocks, with a total investment of approximately US$24.0 million for the first exploratory period. The Otway Block’s seismic commitment program was completed in 2011 and included 270 sq. km of 3D seismic and 127 km of 2D seismic survey work.

Operations in Brazil

Our Brazilian assets currently give us access to 304,000 of gross exploratory and productive acres across 13 blocks (12 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2015 related to our operations in Brazil included:

•	Compression plant completed in BCAM-40 Concession (Manati) to stabilize production and develop remaining gas field proved reserves (100% classified proved developed)

•	Capital expenditures reduced by 51%, to US$5.6 million in 2015, from US$11.4 in 2014

•	Four new attractive exploratory blocks awarded in the Reconcavo and Potiguar basins (Round 13).

The map below shows the location of our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession and the concessions from bidding rounds 11, 12 and 13.

_______________
(1)	The PN-T-597 Block is subject to an injunction and our bid for the concession has been suspended. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

The following table sets forth information as of December 31, 2015 on our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession and the concessions from bidding rounds 11, 12 and 13.

Concession	Gross acres (thousand acres)	Working interest(1)		Partners		Operator	Net proved reserves (mmboe)	Production (boepd)	Basin	Concession expiration year
REC-T 94	7.7	100%		—		GeoPark	—	—	Recôncavo	Exploration: 2018 Exploitation: 2045
REC-T 85	7.7	100%		—		GeoPark	—	—	Recôncavo	Exploration: 2018 Exploitation: 2045
POT-T 664	7.9	100%		—		GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 665	7.9	100%		—		GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 619	7.9	100%		—		GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 620	7.9	100%		—		GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T 663	7.9	100%		—		GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045

PN-T-597(4)	188.7	100	%(5)	—	(5)	GeoPark	—	—	Parnaíba	—(4)
SEAL-T-268	7.8	100%		—		GeoPark	—	—	Sergipe Alagoas	Exploration: 2019 Exploitation: 2046
REC-T-93	7.8	100	%(6)	—		GeoPark	—	—	Recôncavo	Exploration: 2020 Exploitation: 2047
REC-T-128	7.6	70%		Geosol		GeoPark	—	—	Recôncavo	Exploration: 2020 Exploitation: 2047
POT-T-747	6.9	100	%(6)	—		GeoPark	—	—	Potiguar	Exploration: 2020 Exploitation: 2047
POT-T-882	7.9	100	%(6)	—		GeoPark	—	—	Potiguar	Exploration: 2020 Exploitation: 2047
BCAM-40	22.8	10%		Petrobras; QGEP; Brasoil		Petrobras	6.1	3,342	Camamu-Almada	Exploitation: 2029(2) - 2034(3)
_______________
(1)	Working interest corresponds to the working interests held by our respective subsidiaries, net of any working interests held by other parties in such concession, and including the working interest we expect to hold in PN-T-597 which as of the date of this report is pending approval. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(2)	Corresponds to Manati Field.

(3)	Corresponds to Camarão Norte Field.

(4)	PN-T-597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. As of the date of this annual report, confirmation remains subject to final signing and local authority approval. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(5)	See “Item 3.Key Information—D. Risk Factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(6) A 30% working interest of proposed partners is subject to ANP approval.

BCAM-40 Concession

As a result of the Rio das Contas acquisition, we have a 10% working interest in the BCAM-40 Concession, which includes interests in the Manati Field and the Camarão Norte Field, and which is located in the Camamu-Almada Basin. Petrobras is the operator, and has a 35% working interest in, the BCAM-40 Concession, which covers approximately 22,784 gross acres (92.2 sq. km). In addition to us, Petrobras’ partners in the Block are Brasoil and QGEP, with 10% and 45% working interests, respectively. Petrobras operates the BCAM-40 Concession pursuant to a concession agreement with the ANP, executed on August 6, 1998. See “—Significant agreements—Brazil—Overview of concession agreements—BCAM-40 Concession Agreement.” In September 2009, Petrobras announced the relinquishment of BCAM-40’s exploration area within the concession to the ANP, except for the Manati Field and the Camarão Norte Field.

The Manati Field is located 65 km south of Salvador, offshore at a 35 meter water depth. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2015, 11 wells had been drilled in the Manati Field, six of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below). In July 2015, we signed an amendment to the existing Gas Sales Agreement with Petrobras that covers 100% of the remaining gas reserves of the Manati Field.

Our acquisition of Rio das Contas also provides us with a long-term off-take contract with Petrobras that covers 100% of net proved gas reserves in the Manati Field, a valuable relationship with Petrobras and an established local platform and presence, with a seasoned and experienced geoscience and administrative team to manage the assets and to seek new growth opportunities.

Also in 2015, in order to improve the field gas recovery and production, Manatì’s consortium built an onshore compression plant that started operating in August 2015. The compression plant involved capital expenditures of approximately US$3.7 million at our working interest and allowed us to classify all existing proved undeveloped reserves as proved developed as of December 31, 2015.

Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline are expired. However, the operator submitted, timely, the request for renewal of those licenses and as such this operation is not in default as long as the regulator does not state its final position on the renewal. The Camarão Norte Field is in the development phase and is not yet subject to the environmental licensing requirement.

Round 11 Concessions

During ANP’s 11th bidding round, held in May 14th, 2013, we were awarded 7 exploratory blocks, of which 2 were in the Reconcavo basin in the state of Bahia and 5 were in the Potiguar basin in the state of Rio Grande do Norte. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

During bidding, a work program offer is made in the form of work units and the ANP asks for a guarantee of a monetary amount proportional to the offered units. However, depending on the work performed by the operator, the actual work program investment might have a different value to the guaranteed value.

REC-T 94 and REC-T 85 Concessions

The Recôncavo Basin covers an area of approximately 2.7 million gross acres (11,000 sq. km). According to the ANP, as of December 31, 2015, 76 fields were producing in the Reconcavo Basin.

In the REC-T 94 and REC-T 85 Concessions we committed R$19.3 million (approximately US$4.9 million, at the December 31, 2015 exchange rate of R$3.9046 to US$1.00) during the first exploratory period consisting of drilling two exploratory wells and 31 sq. km of 3D seismic surveys in the REC-T 94 Concession and 30 sq. km of 2D seismic surveys in REC-T 85 Concession.

During the year 2014 we executed a 3D seismic survey acquisition covering both Reconcavo blocks. Seismic data processing was concluded in 2015. After ANP approval, this seismic acquisition will fulfill the work program commitment for the Block REC-T 85 and part of the REC-T 94. Seismic data interpretation is currently ongoing.

POT-T 663, POT-T 664, POT-T 665, POT-T 619 and POT-T 620 Concessions

The Potiguar Basin encompasses an area of approximately 23.2 million gross acres (94,000 sq. km), of which 7.7 million gross acres (31,300 sq. km) are located onshore. The onshore part of the basin is considered mature in terms of hydrocarbon exploration. As of December 31, 2015, according to the ANP, there were 83 fields in production including the onshore and offshore portions of the Potiguar Basin.

In the POT-T 663, POT-T 664, POT-T 665, POT-T 619 and POT-T 620 Concessions we committed investments of R$11.3 million (approximately US$2.9 million at the December 31st, 2015 exchange rate of R$3.9046 to US$1.00) during the first exploratory period, equivalent to 222 km of 2D seismic work.

During the year 2014 we executed a 2D seismic survey acquisition. Seismic data processing was concluded in 2015. After ANP approval, this seismic acquisition will fulfill the work program commitments for the blocks. Seismic interpretation is currently ongoing.

Round 12 Concessions

On November 28, 2013, in the 12th oil and gas bidding round, the ANP awarded us two new concessions (the PN-T-597 Concession in the Parnaíba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe Alagoas Basin) in the State of Alagoas. During bidding, a work program offer is made in the form of work units and the ANP asks for a guarantee of a monetary amount proportional to the offered units. However, depending on the work performed by the operator, the actual work program investment might have a different value to the guaranteed value.

For more information, see “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

PN-T-597 Concession

The Parnaiba Basin, which covers an area of approximately 148 million gross acres (600,000 sq. km), is a basin with large underexplored areas. As of December 31, 2015, the basin had two fields in production in the basin.

In the PN-T-597 Concession we committed R$7.7 million (approximately US$2 million, at the December 31st, 2015 exchange rate of R$3.9046 to US$1.00) for the first exploratory period, equivalent to 180 km of 2D seismic.

The exploratory phase for this concession is divided into two exploratory periods. Given that Parnaiba Basin is considered as a “new frontier” area by the ANP, the first exploratory period lasts four years, and the second exploratory period, which is optional, can last for up to two years.

See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 may not close” and “—D. Risk factors—Risks relating to the countries in which we operate—Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future” for more information.

SEAL-T-268 Concession

The Sergipe-Alagoas Basin encompasses an area of approximately 10.9 million gross acres (44,400 sq. km), of which 3.1 million gross acres (12600 sq. km) are situated onshore. As of December 31, 2015, according to the ANP, there were 30 fields in production on the basin.

In the SEAL-T-268 Concession we committed R$1.6 million (approximately US$0.4 million, at the December 31st, 2015 exchange rate of R$3.9046 to US$1.00) for the first exploratory period, equivalent to 40 km of 2D seismic. The exploratory phase for this concession is divided into two exploratory periods, the first lasting three years, and the second, which is optional, can last for up to two years.

Round 13 Concessions

During ANP’s round 13 bidding held on October 7, 2015, we were awarded four exploratory concessions, of which two were in the Potiguar Basin in the state of Rio Grande do Norte and two were in the Reconcavo Basin in the state of Bahia. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

POT-T-747 and POT-T-882

The POT-T-747 and POT-T-882 blocks are located in the Potiguar Basin and encompass an area of 14,829 acres (60 square km).

Total commitment to the ANP was of R$8.5 million (approximately US$2.17 million, at the December 31, 2015 exchange rate of R$3.9046 to US$1.00) during the first exploratory period and is equivalent to acquiring 70 km of 2D seismic, and drilling one well.

REC-T-128 and REC-T-93

Both blocks are part of the Reconcavo Basin and have a combined area of 15,405 acres (62.3 square km). The block REC-T-128 was bid for in partnership with Geosol with a 70 % working interest for us and 30% working interest for Geosol.

The total commitment to the ANP was R$7.9 million (approximately 2.0 million at the December 31st, 2015 exchange rate of R$3.9046 to US$1.00) during the first exploratory period and consists of acquiring 9 km3 of 3D seismic, drilling one well and performing geochemical analysis at two levels.

Operations in Peru

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the pending acquisition of Morona Block in a joint venture with Petroperu.

The Morona Block has D&M certified net proved reserves of 18.8 mmboe as of December 31, 2015, composed of 100% oil.

The map below shows the location of the Morona Block in Peru in which we expect to have a working interest pending completion of our acquisition.

_______________
(1)	Transaction executed with Petroperu on October 1, 2014 with final closing subject to approval by the Peruvian government.

The table below summarizes information about the Block in Peru in which we expect to have a working interest pending completion of our acquisition.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Morona	1,881	75%	GeoPark	18.8	-	Marañon	Exploitation: 2038 (3)
_______________
(1)	Corresponds to the initial working interest. Petroperu will have the right to increase its working interest in the block by up to 50%, subject to the recovery of our investments in the block through agreed terms in the Petroperu SPA. See “Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

(2)	Certified by D&M as of December 31, 2015.

(3)	The concession year expiration is related to approval of an environmental impact assessment (EIA) study for project development. The concession will expire twenty (20) years after EIA approval. We expect the EIA to be approved around December 2018.

Morona Block

The Morona Block covers an area of approximately 1,881 thousand gross acres (7,600 sq. km). More than 1 billion barrels of oil have been produced from the surrounding blocks in this basin. If the acquisition is approved by the Peruvian Government, we will have a 75% working interest in the Morona Block. For the year ended December 31, 2015, net proved reserves at the Morona Block were 18.8 mmboe (composed of 100% oil).

On October 1, 2014, we entered into an agreement to acquire a 75% working interest in the Morona Block in Northern Peru. As stated above, this agreement includes a work program to be executed by us. This program includes 3 phases, and we may decide whether to continue or not at the end of each phase.

The closing of the acquisition is subject to certain conditions that include obtaining governmental approvals. The current agreement provides until June 30, 2016 to obtain regulatory approvals. If the conditions precedent are not satisfied by such date, each party will have the right to terminate the contract without liability. The parties have repeatedly amended the deadline to obtain regulatory approvals in the past to provide sufficient time to complete the regulatory approval process. We are currently evaluating a new deadline extension with Petroperu, but we cannot be sure that the extension will occur or that we will be able to obtain the required regulatory approvals. Presidential elections taking place in 2016 in Peru could also affect regulatory approval of the Morona Block Acquisition. See “Item 3. Key Information—D. Risk Factors—Risks relating to our business— Our pending acquisition of the Morona Block in Peru is subject to regulatory approvals.”

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays. This important component of the project will significantly increase our overall inventory of exploration resources. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq. km (3D seismic), and an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 40 years, and there exist ongoing association agreements and cooperation projects with the local communities.

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

The exploratory program entails drilling one exploratory well. Exploratory program capital expenditures will be borne exclusively by us.

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

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2015.

_______________
(1)	Farm-in agreement signed on July 22, 2015 with Wintershall.

The table below summarizes information about the blocks in Argentina in which we have working interests as of December 31, 2015.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Del Mosquito	17.3	100%	GeoPark	—	7	Austral	Exploitation: 2016
Puelen (3)	305.4	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017
Sierra del Nevado (3)	1,433.2	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017
CN-V	117.0	50%	GeoPark	—	—	Neuquén	Exploration: 2017
_______________
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

(2)	As of December 31, 2015.

(3)	Blocks awarded in the 2014 Mendoza Bidding Round.

Del Mosquito Block

We are the operator of, and hold 100% working interest in, the Del Mosquito Block. We established oil production in the block in 2002 by rehabilitating the abandoned Del Mosquito Field and subsequently discovered the Del Mosquito Norte field. For the year ended December 31, 2015, our average daily production at the Del Mosquito Block was 7 boepd due to the impact of the temporary shut down of our operations in this block in the first quarter of 2015.

2014 Mendoza Bidding Round

On August 20, 2014, the consortium of Pluspetrol and us was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). These licenses rebalanced our Argentinean portfolio following the decision to relinquish the non-productive Cerro Doña Juana and Loma Cortaderal Blocks during 2014.

The consortium consists of Pluspetrol (operator with a 72% working interest), EMESA (non-operator with a 10% working interest) and us (non-operator with an 18% working interest). In accordance with the terms of the bidding, all of the expenditures related to EMESA’s working interest will be carried by Pluspetrol and us proportionately to our respective working interests, and will be recovered through EMESA’s participation in future potential production.

Puelen Block: the Puelen Block covers an area of approximately 305.4 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

Sierra del Nevado Block: the Sierra del Nevado Block covers an area of approximately 1,433.2 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

We have committed to a minimum aggregate investment of US$6.2 million for this working interest, which includes the work program commitment on both blocks during the first three years of the exploratory period.

According to the Secretariat of Energy (Secretaría de Energía) in Argentina (“Argentine Secretariat of Energy”), for the year ended December 31, 2015, the Neuquén Basin produced approximately 40% of Argentina’s total oil production and approximately 56% of its total gas production.

CN-V Block Farm-in Agreement with Wintershall

On July 22, 2015, we signed a farm-in agreement with Wintershall for the CN-V Block in Argentina, which complements our existing acreage in the basin. Wintershall is Germany's largest oil and gas producer and a subsidiary of BASF Group. We will operate during the exploratory phase and receive a 50% working interest in the CN-V Block in exchange for our commitment until 2017 to drill two exploratory wells, for a total of US$10 million.

The CN-V Block covers an area of approximately 117,000 acres and is located in the Neuquén Basin in southern Argentina. The block has 3D seismic coverage of 180 sq. km and is adjacent to the producing Loma Alta Sur oil field, a region and play-type well known to our team. The block includes upside potential in the developing Vaca Muerta unconventional play.

Oil and natural gas reserves and production

Overview

We have achieved consistent growth in oil and gas reserves from our investment activities since 2007, when we began production in the Fell Block. As of December 31, 2015, D&M reported that our total net proved reserves in Colombia, Chile, and Brazil were 48.6 mmboe. Of this total, 30.4 mmboe or 63%, 12.0 mmboe, or 25%, and 6.1 mmboe, or 12%, were in Colombia, Chile and Brazil, respectively, and we had no net proved reserves in Argentina. The D&M Reserves Report estimates total net proved reserves for the Morona Block in Peru to be 18.8 mmboe.

The following table summarizes our net proved reserves in Colombia, Chile, Brazil and Argentina as of December 31, 2015.

Country	Oil (mmbbl)	Gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Colombia	30.4	-	30.4	100%
Chile	6.0	36.5	12.0	49%
Brazil	0.1	36.2	6.1	2%
Argentina	-	-	-	-
Total	36.5	72.7	48.6	75%
_______________
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

The following table summarizes the net proved reserves in Peru for the pending Morona Block Acquisition as of December 31, 2015, according to the D&M Reserves Report.

Country	Oil (mmbbl)	Gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Peru	18.8	-	18.8	100%
Total	18.8	-	18.8	100%

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2015, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2015
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Colombia	8.2	-	8.2	100%
Chile	0.5	4.9	1.3	38%
Brazil	0.1	36.2	6.1	2%
Total net proved developed	8.8	41.1	15.6	56%

Net proved undeveloped
Colombia	22.2	-	22.2	100
Chile	5.5	31.6	10.7	51%
Brazil	-	-	-	-
Total net proved undeveloped	27.7	31.6	33.0	84%

Total net proved (Colombia, Chile, Brazil)	36.5	72.7	48.6	75%
_______________
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

The following table sets forth the oil and natural gas net proved reserves as of December 31, 2015, for the Morona Block in Peru which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2015
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Peru	6.5	-	6.5	100%
Total net proved developed	6.5	-	6.5	100%
Net proved undeveloped
Peru	12.2	-	12.2	100%
Total net proved undeveloped	12.2	-	12.2	100%

Total net proved (Peru)	18.8	-	18.8	100%
_______________
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2015, 2014 and 2013, please see Table 5 included in Note 37 (unaudited) to our Consolidated Financial Statements.

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Technical Committee and Directors of each Business Unit. A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be approved and signed by the Technical Committee and our CEO and CFO. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2015 for Colombia, Chile, Brazil and Peru included elsewhere in this annual report are based on the D&M Reserves Report, dated April 15, 2016 and effective as of December 31, 2015. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

Proved undeveloped reserves

As of December 31, 2015, excluding reserves from the pending acquisition of the Morona Block, we had 33.0 mmboe in proved undeveloped reserves, an increase of 3.4 mmboe, or 11%, over our December 31, 2014 proved undeveloped reserves of 29.6 mmboe. The increase in proved undeveloped oil reserves is mainly due to net additions in Colombia related to the new oil field discoveries in 2015, including the Jacana Field in Llanos 34 Block amounting to 9.3 mmboe. This was partially offset by proved undeveloped reserves being converted to proved reserves in Colombia for approximately 5.7 mmboe and in Brazil for approximately 3.3 mmboe due to the startup of the compression plant in the BCAM 40 Concession (Manati), as explained in the table below.

Of our 33.0 mmboe of net proved undeveloped reserves, 22.2 mmboe (67%) and 10.7 mmboe (33%) were located in Colombia and Chile, respectively. During 2015, we incurred approximately US$9 million in capital expenditures to convert such proved undeveloped reserves to proved developed reserves, of which approximately US$5 million, and US$4 million were made in Colombia and Brazil respectively. No net proved undeveloped reserves were located in Argentina and Brazil as of December 31, 2015.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2015.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2014 (*) (All amounts shown in mmboe)	29.6

Plus: Extensions, discoveries and acquisitions:
-Colombia	9.3
-Chile	1.6
-Brazil	—
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(5.7)
-Chile	—
-Brazil	(3.3)
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	1.5
-Chile	—
-Brazil	—

Total Net Proved Undeveloped Reserves at December 31, 2015 (*)	33.0
_______________
(*)	Includes proved undeveloped reserves in Colombia, Chile and Brazil and excludes proved undeveloped reserves in Peru as the Morona Block acquisition is not yet closed.

As of December 31, 2015, the Morona Block in Peru had 12.2 mmboe in proved undeveloped reserves

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2015, 2014 and 2013.

	Average daily production(1)
	As of December 31,
	2015					2014					2013
	Chile	Colombia	Brazil	Argentina	Total GeoPark(3)	Chile	Colombia	Brazil	Argentina	Total GeoPark	Chile	Colombia	Brazil	Argentina	Total GeoPark
Oil production
Average crude oil production (bopd)	1,938	13,183	48	7	15,176	3,690	10,748	42	61	14,541	4,581	6,482	—	50	11,113
Average sales price of crude oil (US$/bbl) (3)	42.2	30.4	53.1	76.5	32.0	89.4	73.0	102.4	75.4	77.5	84.3	80.3	—	70.3	82.0
Natural gas
Average natural gas production (mcfpd)	11,380	—	19,672	—	31,142	14,484	354	15,753	86	30,677	14,283	52	—	84	14,419

	Average daily production(1)
	As of December 31,
	2015					2014					2013
	Chile	Colombia	Brazil	Argentina	Total GeoPark(3)	Chile	Colombia	Brazil	Argentina	Total GeoPark	Chile	Colombia	Brazil	Argentina	Total GeoPark
Oil production
Average sales price of natural gas (US$/mcf) (3)	4.5	—	4.7	—	4.6	6.2	—	6.5	1.1	6.4	5.0	4.18	—	1.1	5.0
Oil and gas production cost
Average operating cost (US$/boe)	21.0	8.8	4.4	—	10.5	16.7	18.4	5.8	11.3	16.2	12.2	26.5	—	4.0	19.0
Average royalties and Other (US$/boe)	1.5	1.8	2.6	—	1.9	3.3	3.3	3.1	8.8	3.3	2.9	4.1	—	8.3	3.5
Average production cost (US$/boe)(2)	22.5	10.6	7.1	—	12.4	20.0	21.7	8.9	20.1	19.5	15.1	30.6	—	12.3	22.5

 _______________

(1)	We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.

(2)	Calculated pursuant to FASB ASC 932.

(3)	Averaged realized sales price for oil does not include our Argentine blocks because our Argentine operations were not material during such periods. Averaged realized sales price for gas does not include our Argentine and Colombian blocks because our gas operations in those countries were not material during such period.

Drilling activities

The following table sets forth the exploratory wells we drilled as operators in Colombia, Chile, Brazil and Argentina during the years ended December 31, 2015, 2014 and 2013.

	Exploratory wells(1)
	As of December 31,
	2015				2014				2013
	Chile	Colombia	Argentina	Brazil	Chile	Colombia	Argentina	Brazil	Chile	Colombia	Argentina	Brazil
Productive(2)
Gross	—	3.0	—	—	11.0	4.0	—	—	7.0	9.0	—	—
Net	—	1.4	—	—	7.1	1.8	—	—	4.8	6.0	—	—
Dry(3)
Gross	—	1.0	—	—	5.0	—	—	—	3.0	1.0	—	—
Net	—	0.5	—	—	3.0	—	—	—	1.5	1.0	—	—
Total
Gross	—	4.0	—	—	16.0	—	—	—	10.0	10.0	—	—
Net	—	1.9	—	—	10.1	—	—	—	6.3	7.0	—	—
_______________
(1)	Includes appraisal wells.

(2)	A productive well is an exploratory, development, or extension well that is not a dry well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled in Colombia, Chile, Brazil and Argentina during the years ended December 31, 2015, 2014 and 2013.

	Development wells
	As of December 31,
	2015				2014				2013
	Chile	Colombia	Argentina	Brazil	Chile	Colombia	Argentina	Brazil	Chile	Colombia(1)	Argentina	Brazil
Productive(2)
Gross	—	2.0	—	—	16.0	5.0	—	—	6.0	5.0	—	—
Net	—	0.9	—	—	15.0	2.3	—	—	6.0	2.8	—	—
Dry(3)
Gross	—	—	—	—	—	2.0	—	—	1.0	—	—	—
Net	—	—	—	—	—	0.9	—	—	1.0	—	—	—
Total
Gross	—	2.0	—	—	16.0	7.0	—	—	7.0	5.0	—	—
Net	—	0.9	—	—	15.0	3.2	—	—	7.0	2.8	—	—
_______________
(1)	Includes appraisal wells.

(2)	A productive well is an exploratory, development, or extension well that is not a dry well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

For the year ended December 31, 2015, there were no exploratory wells or development wells drilled in our pending Morona Block acquisition, which is subject to approval by the Peruvian government.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Argentina and Brazil as of December 31, 2015.

	Acreage(1)
	Colombia	Chile	Brazil	Argentina
		(in thousands of acres)
Total developed acreage
Gross	6.8	4.8	4.1	—
Net	4.4	4.6	0.4	—
Total undeveloped acreage
Gross	5.7	4.7	—	—
Net	2.8	4.6	—	—
Total developed and undeveloped acreage
Gross	12.5	9.5	4.1	—
Net	7.2	9.2	0.4	—
_______________
(1)	Defined as acreage assignable to productive wells. Net acreage based on our working interest.

For the year ended December 31, 2015, total developed acreage in Peru was 1.1 thousand acres (gross) and 0.8 thousand acres (net). Total undeveloped acreage was 2.1 thousand acres (gross) and 1.6 thousand acres (net). Total developed and undeveloped acreage was 3.2 thousand acres (gross) and 2.4 thousand acres (net).

Productive wells

The following table sets forth our total gross and net productive wells as of March 31, 2016. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia (2)	Chile (2)	Brazil	Argentina
Oil wells
Gross	54.0	60.0	—	5.0
Net	31.0	52.0	—	5.0
Gas wells
Gross	—	26.0	6.0	—
Net	—	24.5	0.6	—
_______________
(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

(2)	We acquired Winchester and Luna in February 2012 and Cuerva in March 2012. Figures include wells drilled by Winchester, Luna and Cuerva prior to their acquisition by us.

For the year ended December 31, 2015, there were no productive oil and gas wells in our pending Morona Block acquisition.

Present activities

In the first quarter of 2016 we drilled a development well, Pampa Larga-16, in Chile in the Fell Block. The well was drilled at a total depth of 9,745 feet and was tested in the Tobifera formation. Current gas stabilized production rates are approximately 1.8 mmcfpd. Further production history will be required to determine stabilized flow rates and the extent of the reservoir.

Also, during the first quarter of 2016 we drilled the Ache Este x-1 appraisal well in Chile in the Fell Block at a total depth of 9,799. The well is currently under evaluation.

As of 31 December 2015, there were seven exploratory wells that have been capitalised for a period longer than a year amounting to US$19.3 million and three exploratory wells that have been capitalised for a period less than a year amounting to US$3.6 million. See Note 19 to our Consolidated Financial Statements.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil. Sales for the year ended December 31, 2015 were made under short-term agreements, all of which can be renewed by mutual written agreement and allow for early termination by either party with advanced notice and without penalty.

Evacuation of the oil produced is structured under two types of sales: wellhead and pipeline. For wellhead sales, delivery point is at the loading station at fields. For pipeline sales, delivery point is at the uploading station that discharges to the national pipeline network. In Colombia, pipelines have minimum quality conditions that restrict access to the system. Consequently, and because we are mid to heavy oil producers, our entrance to the pipeline network is limited. For the year ended December 31, 2015, we sold approximately 78% of our production directly at the wellhead and approximately 22% to the major oil companies that own capacity in the pipelines. Since 2014, access to the pipeline network has improved due to the commencement of the Bicentenario pipeline, which added transportation capacity of 100,000 bopd and opened up additional supply opportunities involving reduced trucking costs. For 2016 we have signed certain agreements with Trafigura and BP that allow direct entrance to the national pipeline system with an aggregate committed production of 10,000 bopd that are aimed at optimizing costs and maximizing revenues.

Oil sales are structured under a price formula based on a market reference Index (Brent or Vasconia) and discounts that consider market fees, quality, handling fees and transportation among other associated costs.

For the year ended December 31, 2015, we made 62.1% of our oil sales to Gunvor, 12.6% to Trafigura and 9.2% to Petrominerales, with Gunvor accounting for 39.1%, Trafigura 7.9% and Petrominerales 5.8% of our consolidated revenues for the same period.

Under the Trafigura Agreement, we agreed on certain priorities for the volumes to be transported through the ODL Pipeline. For the first period of the agreement, beginning on March 1, 2016 to February 2017, Trafigura will receive 10,000 bopd of our production. Once deliveries of the BP agreement start (expected for July 2016), our delivery priorities will be in the following order: (1) Trafigura’s 5,000 bopd, (2) BP’s 5,000 bopd and (3) all of the production in excess of the aforementioned to Trafigura. For the second period, from February 2017 to April 2018, any additional volumes will be included in a tender offer. Nonperformance of our obligations of delivery in terms, amounts and quality of the crude to Trafigura leads us to pay Trafigura’s fare commitments in ODL Pipeline for the transport, dilution and download of crude, and may lead to early termination of the crude sales agreement as well as the immediate repayment of any amounts outstanding under the prepayment agreement of up US$100 million, as well as compensation for other damages.

On the other hand, the sales contract with BP, which is conditioned on the “P135 expansion project” that is expected to be complete by July 2016, requires that we deliver 5.000 bopd of our production for a term of 3 years. Nonperformance of the required delivery commitments is penalized with a 3.50 US$/bbl minimum fare for every barrel not shipped below 5,000 bopd.

If we were to lose any one of our key customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, we believe we could identify a substitute customer to purchase the impacted production volumes.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2015 we sold 100% of our oil production in Chile to ENAP and 96% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 15% and 7%, respectively, of our total revenues in the same period.

Under our oil sales agreement with ENAP, or the ENAP Oil Sales Agreement, ENAP has committed to purchase our oil production in the Fell Block, in the amounts that we produce, and with the limitation being storage capacity at the Gregorio Terminal. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust to logistics costs of ENAP in the Gregorio oil terminal. As of the date of this annual report, we are negotiating a new agreement, effective June 2016.

Commercial conditions of the amended contract are similar to the previous one in effect. We deliver the oil we produce in the Fell Block to ENAP at the Gregorio Terminal, where ENAP assumes responsibility for the oil. ENAP owns two refineries in Chile in the north central part of the country and must ship any oil from the Gregorio Terminal to these refineries unless it is consumed locally.

We signed the Methanex Gas Supply Agreement in Chile in 2009, which expires in 2017.

On April 1, 2014, we entered into a fifth amendment to the Methanex Gas Supply Agreement, valid until April 30, 2015, which extended the fourth amendment terms and conditions to May 18, 2014, and defined new conditions for the winter 2014 period (May 2014 to September 2014) and the post winter period (October 2014 to April 2015). For the post winter period the Company committed to deliveries of over 400,000 SCM/d. The fifth amendment also waived the DOP and TOP thresholds for both parties, replacing them by reasonable efforts to deliver and take, and giving our gas first priority over any third party supplies to Methanex.

On May 1, 2015, we executed a sixth amendment to the Gas Supply Agreement with Methanex, valid until April 30, 2017, which defined new conditions for May 2015 to April 2016 and for May 2016 to April 2017. The sixth amendment also waived the DOP and TOP thresholds for both parties with reasonable efforts to take and deliver and gave our gas first priority over any third party supplies to Methanex.

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

Brazil

Our production in Brazil consists of natural gas and condensate oil. Natural gas production is sold through a long-term, extendable agreement with Petrobras, which provides for the delivery and transportation of the gas produced in the Manati Field to the EVF gas treatment plant in the State of Bahia. The contract is in effect until delivery of the maximum committed volume or June 2030, whichever occurs first. The contract allows for sales above the maximum committed volume if mutually agreed by both seller and buyer. The price for the gas is fixed in reais and is adjusted annually in accordance with the Brazilian inflation index. In July 2015, we signed an amendment to the existing Gas Sales Agreement with Petrobras that covers 100% of the remaining gas reserves in the Manati Field.

The Manati Field is developed via a PMNT-1 production platform, which is connected to the Estação Vandemir Ferreira, or EVF, gas treatment plant through an offshore and onshore pipeline with a capacity of 335.5 mmcfpd (9.5 mm3 per day). The existing pipeline connects the field’s platform to the EVF gas treatment plant, which is owned by the field’s current concession holders. During 2015, in order to improve the field gas recovery and production, Manatì’s consortium built an onshore compression plant that started operating in August 2015, which allowed us to classify all existing proved undeveloped reserves as proved developed as of December 31, 2015.

The BCAM-40 Concession, which includes the Manati Field, also benefits from the advantages of Petrobras’ size. As the largest onshore and offshore operator in Brazil, Petrobras has the ability to mobilize the resources necessary to support its activities in the concession.

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. The agreement is valid through December 31, 2017 but can be renewed upon an amendment signed by Petrobras and the seller.

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

Argentina

In Argentina, we currently do not have any producing blocks following the temporary shut-down of the Del Mosquito Block during the first quarter of 2015.

In the past, we entered into ad hoc contracts with local companies for the transportation of crude from fields in the Del Mosquito Block to the Punta Loyola terminal.

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

Llanos 34 Block E&P Contract. Pursuant to an E&P Contract between Unión Temporal Llanos 34 (a consortium between Ramshorn and GeoPark Colombia SAS) and the ANH that became effective as of March 13, 2009 (“Llanos 34 Block E&P Contract”), Unión Temporal Llanos 34 was granted the right to explore and operate the Llanos 34 Block, and we and Ramshorn were granted a 40% and a 60% working interest, respectively, in the Llanos 34 Block. We were also granted the right to operate the Llanos 34 Block. On December 16, 2009, we entered into a joint operating agreement with Ramshorn and P1 Energy with respect to our operations in the block. As of the date of this annual report, the members of the Union Temporal Llanos 34 are GeoPark Colombia SAS with 45%, Parex Resources Colombia Ltd (formerly Ranshorn) with 45% and Verano Energy Limited (Barbados) with 10% working interest. Verano Energy Limited (Barbados) is controlled by Parex Resources.

We are currently in the exploitation period of the Llanos 34 Block E&P contract with an exploration program in execution over certain areas. The contract provides for a six-year exploration period consisting of two three-year phases. It also provides for a 24-year exploitation period for each commercial area, which begins on the date on which such area is declared commercially viable. The exploitation period may be extended for periods of up to 10 years at a time until such time as the area is no longer commercially viable and certain conditions are met. We have presented evaluation programs to the ANH for the Tigana, Jacana and Chachalaca and Tilo Fields. We presented the declaration of commerciality of Max, Túa and Tarotaro on May 5, May 12 and September 7, 2015, respectively.

Pursuant to the Llanos 34 Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Llanos 34 Block. In the Max Field, we pay the ANH a royalty of at least 8%, and in the Tua, Chachalaca and Jacana fields and a royalty of at least 6% in the Max, Tarotaro, Tilo and Tigana fields. Additionally, we are required to pay a subsoil use fee to the ANH, which, during the exploration period, is scaled depending on the contracted acreage, and which, during the exploitation period, is equivalent to the amount of oil we produce multiplied by US$0.1372 per bbl or the amount of natural gas we produce multiplied by US$0.01372 per mcf. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. See Note 31 (b) to our Consolidated Financial Statements.

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012, or the Winchester Stock Purchase Agreement, we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. The agreement provided for us to make a quarterly payment to the Sellers in an amount equal to 14% of adjusted revenue (as defined under the agreement) from any new discoveries of oil, up to the maximum earn-out amount of US$35.0 million (net of Colombian taxes), which was reached in 2015. Once the maximum earn-out amount is reached, we pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2015, we accrued and paid US$7.1 million and US$9.2 million with regards to this agreement.

Cuerva purchase and sale agreement

Pursuant to the purchase and sale agreement dated March 26, 2012 between Hupecol Cuerva Holdings LLC, as the Seller, and us, we paid to the Seller a total consideration of US$75 million, adjusted for working capital.

Trafigura offtake and prepayment agreement

In December 2015, we entered into an offtake and prepayment agreement with Trafigura. The agreement provides that we sell and deliver a portion of our Colombian crude oil production to Trafigura. This will benefit us by (i) improving crude oil sales prices; (ii) improving operating netbacks by reducing transportation costs; (iii) simplifying logistics and reducing risks; and (iv) improving working capital. Pricing will be determined at future spot market prices, net of transportation costs. The agreement also gives us access to funding up to US$100 million from Trafigura, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Funds committed by Trafigura will be made available to us upon request and will be repaid by us through future oil deliveries over the period of the contract, which is 2.5 years with a 6-month grace period.

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, we, together with ENAP, signed 3 new CEOPs for the Blocks Isla Norte, Campanario and Flamenco, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 32 years, with an initial exploration phase which last for 7 years, including a first exploration period of 3 years in which we are committed to developing several exploration activities including 1,500 square kilometers of 3D seismic registration, and the drilling of 21 exploratory wells. On June 9, 2015, ENAP and we asked the Ministry for an extension period of 18 months for the first exploration period for the Campanario and Isla Norte Blocks, in order to re-evaluate the preliminary results of the drilling campaign and to add new exploration objectives to the original geological plan. This proposal was approved by the Ministry of Energy on August 18, 2015, then the exploration phase of Campanario and Isla Norte Blocks last 8.5 years including a first exploration period of 4.5 years.

The first exploration period of the Flamenco Block ended in November 2015, and we and ENAP notified the Ministry of Energy of our decision to continue with the second exploration period, which will last for 2 years. As of the date of this annual report, outstanding investment commitments related to this block correspond to 1 exploratory well until November 7, 2017 for approximately US$2.1 million, to be assumed 100% by us.

The hydrocarbon discoveries opened up an exploitation phase that lasts up to 32 years. We discovered hydrocarbon fields in the 3 blocks, starting 2013 in the Flamenco Block, and in 2014 in both Campanario and Isla Norte Blocks. The CEOPs provide us with a right to receive a remuneration payable by means of a fraction of the production sold, which in the TDF Blocks is based on a formula depending on the recovery of the total accumulated expenses incurred (capital expenditure plus operational expenditure plus administrative and general expenses). While the recovery factor is less than 1.0, the remuneration is 95% of the hydrocarbons produced, either oil or gas. If the recovery factor surpasses 1.0, a formula applies reducing gradually the remuneration fraction to a minimum of 75% when the recovery factor is 2.5 times the total accumulated expenses.

Brazil

Rio das Contas Quota Purchase Agreement

Pursuant to the Rio das Contas Quota Purchase Agreement we entered into on May 14, 2013, we agreed to acquire from Panoro all of the quotas issued by Rio das Contas for a purchase price of US$140 million (subject to working capital adjustments at closing and further earn-out payments, if any) upon satisfaction of certain conditions. With respect to the earn-out payments, the Rio das Contas Quota Purchase Agreement provides that during the calendar periods beginning on January 1, 2013 and ending as late as December 31, 2017, we will make annual earn-out payments to Panoro in an amount equal to 45% of “net cash flow,” calculated as EBITDA less the aggregate of capital expenditures and corporate income taxes, with respect to the BCAM-40 Concession of any amounts in excess of US$25.0 million, up to a maximum cumulative earn-out amount of US$20.0 million in a five-year period. Once the maximum earn-out amount is reached or the five-year period has elapsed, no further earn-out amounts will be payable. For the year ended December 31, 2015, there were no earn-out payments with regards to this agreement.

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras. The facility matures five years from March 28, 2014, with principal annual payments in March and September starting in 2015 and bears interest at a variable interest rate equal to the 6-month LIBOR + 3.9%. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%. The facility agreement includes customary events of default, and subjects our Brazilian subsidiary to customary covenants, including the requirement that it maintain a ratio of net debt to EBITDA of up to 3.5x the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. We have the option to prepay the facility in whole or in part, at any time, subject to a pre-payment fee to be determined under the contract.

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

BCAM-40 Concession Agreement. On August 6, 1998, the ANP and Petrobras executed the concession agreement governing the BCAM-40 Concession, or the BCAM-40 Concession Agreement, following the first round of bidding, referred to as Bid Round Zero, under the regime established by the Brazilian Petroleum Law. The exploration phase will end in November 2029. On September 11, 2009, Petrobras announced the termination of BCAM-40 Concession’s exploration phase and the return of the exploratory area of the concession to the ANP, except for the Manati Field and the Camarão Norte Field.

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

Under the Round 11 Concession Agreements, the ANP is entitled to a monthly royalty corresponding to 10% of the production of oil and natural gas in the concession area, in addition to the special participation fee described above, the payment for the occupation of the concession area of approximately R$7,600 per year and the payment to the owners of the land of the concession equivalent to one percent of the oil and natural gas produced in the concession area.

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

See “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 may not close” for more information.

Round 13 Concessions

On October 7, 2015, following the round 13 oil and gas bidding round, we were awarded four exploratory concessions, of which two were in the Potiguar Basin in the state of Rio Grande do Norte and two were in the Reconcavo Basin in the state of Bahia. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

During bidding, a work program offer is made in the form of work units and the ANP asks for a guarantee of a monetary amount proportional to the offered units. However, depending on the work performed by the operator, the actual work program investment might have a different value to the guaranteed value.

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

BCAM-40 Consortium Agreement

On January 14, 2000, Petrobras, QG Perfurações and Petroserv entered into a consortium agreement, or the BCAM-40 Consortium Agreement, for the performance of the BCAM-40 Concession Agreement. Petrobras is the operator of the BCAM-40 concession, with a 35% participation interest. QGEP, Brasoil and Rio das Contas have a 45%, 10% and 10% participation interest, respectively. The BCAM-40 Consortium Agreement has a specified term of 40 years, terminating on January 14, 2040 and, at the time the obligations undertaken in the agreement are fully completed, the parties will have the right to terminate it. The BCAM-40 Concession consortium has also entered into a joint operating agreement, which sets out the rights and obligations of the parties in respect of the operations in the concession.

Petrobras Natural Gas Purchase Agreement

QGEP, GeoPark Brasil, Brasoil and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by QGEP, GeoPark Brasil and Brasoil to Petrobras, in an amount of 812 billion cubic feet (“bcf”) over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’ receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

The agreement provides for the provision of “daily contractual quantities” to Petrobras, in the following amounts: from the first year through the end of the fourth year under the contract, 211.9 mmcfpd; from the beginning of the fifth year through the end of the ninth year, 141.3 mmcfpd; and from the beginning of the tenth year through the end of the contract, 141.3 mmcfpd or such smaller quantity as stipulated by the parties, to take into account the Manati Field’s depletion. Pursuant to the agreement, the base price is denominated in reais and is adjusted annually for inflation pursuant to the general index of market prices (IGPM). Additionally, the gas price applicable on a given day is subject to reduction as a result of the gas quantity acquired by Petrobras above the volume of the annual TOP commitment (85% of the daily contracted quantity) in effect on such day.

The Petrobras Natural Gas Purchase Agreement provides that if the Manati Field’s daily production capacity is less than the amount of the applicable daily contractual quantity, gas sales shall be made exclusively to Petrobras, with any sales to third parties subject to a penalty. If the field’s production is above the applicable daily contractual quantity, the agreement provides that Petrobras must first be offered to purchase the excess amount of gas.

Petrobras Natural Gas Condensate Purchase Agreement

On January 1, 2014, Rio das Contas and Petrobras entered into an agreement, the Petrobras Natural Gas Condensate Purchase Agreement, which after certain amendments is valid until December 31, 2017 for the sale to Petrobras of Rio das Contas’s share of the total volume of natural gas condensate to be produced in the Manati Field. The agreement can be renewed and takes into consideration market factors that affect the production and sale of gas.

Pursuant to the agreement, for each liquid barrel of condensed natural gas sold by Rio das Contas, Petrobras will pay the monthly arithmetic average of the averages of the daily prices for the “BRENT DTD” barrel, as published by Platt’s Crude Oil Marketwire, subject to a discount of US$2.87 per barrel.

Any assignment of a party’s interest under the agreement requires the other party’s prior written consent.

Peru

Morona Block Acquisition

On October 1, 2014, we entered into an agreement with Petroperu to acquire an interest in and operate the Morona Block, located in Northern Peru. We will assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest.

The transaction is subject to conditions precedents, which include the our qualification by Perupetro, which has already been fulfilled, certain modifications to the License Contract and the enactment of a Supreme Decree of the President of Peru. Final closing of this transaction is subject to approval by the Peruvian government.

The agreement includes a work program and development plan, for Situche Central oil field, in the Morona Block, to be completed in stages. Initial stage goal will be to start production through a long term test, which also will be used to define the most effective development plan and to start generating cash flow. We have committed to carry Petroperu’s share of the capital expenses required to carry out the long term test in the wells SC2X and SC3X. The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure. Petroperu will also have the right to increase its working interest in the block up to 50%, subject to us recovering our investments in the block by certain agreed factors. See “Item 4. Information on the Company—B. Business overview—Our operations—Operations in Peru—Morona Block.”

Argentina

Overview of exploitation concessions

As concession holder of the Del Mosquito Concession, we are subject to numerous restrictions and fees related to hydrocarbon production and foreign markets. For example, oil and gas supply in Argentina must grant a privilege to the domestic market, to the detriment of the export market, including hydrocarbon export restrictions, domestic price controls, export duties and domestic market supplier obligations. We are also subject to certain foreign currency retention restrictions. We must maintain a minimum one-year residency in Argentina. We also must comply with central bank registration requirements; including the requirement that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without yielding interest, unless such funds are invested in exploration and production or meet other limited requirements, as established under Presidential Decree 616/2005.

In general, our Argentina Del Mosquito Block concession grants us the exclusive right to explore and produce hydrocarbons in the block for 25 years, with an optional extension of up to 10 years. We also receive the right to be granted a 35-years oil transport concession to build and make use of pipelines or other transport facilities beyond the boundaries of the concession. There is no minimum work or investment commitment under any of the concessions other than the general requirement to make needed investments in order to develop the entire acreage of the concession, though the regulatory authority takes into account all works and investment undertaken when determining whether to grant an extension of the concession term. Work and investment programs for the concessions are required to be presented annually to the incumbent Provincial State enforcement authority, the Argentine Secretariat of Energy and the Strategic Planning and Coordination Committee for the National Hydrocarbon Investment Plan.

Under the terms of our concession agreements, we are entitled to 100% of production, with no governmental participation. We are also required, under Argentine law, to pay a 12% royalty to the province on both oil and gas sales. In addition to this 12% royalty, we are also obliged to pay additional royalties ranging from 2.5% to 8%, pursuant to private royalty agreements we have entered into. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees.

Our Argentine concession agreements have no change of control provisions, though any assignment of these concessions is subject to the prior authorization by the executive branch of the incumbent Provincial State. For the four years prior to the expiration of each of these concessions, the concession holder must provide technical and commercial justifications for leaving any inactive and non-producing wells unplugged. Each of these concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We may also voluntarily relinquish acreage to the provincial authorities. For example, in November 2012, we voluntarily relinquished approximately 102,500 non-producing gross acres in the Del Mosquito Block to the provincial authorities, which relinquishment is currently subject to approval by the authorities of the province of Santa Cruz and the completion of certain environmental audits.

Our Argentine concessions are governed by the laws of Argentina and the resolution of any disputes must be sought in the Federal Courts, although provincial courts may have jurisdiction over certain matters.

Agreements with LGI

LGI Colombia Agreements

In December 2012, we agreed with LGI to extend our strategic partnership to build a portfolio of upstream oil and gas assets throughout Latin America. On December 18, 2012, LGI agreed to acquire a 20% equity interest in GeoPark Colombia SAS for a total consideration of US$20.1 million composed of a US$14.9 million capital contribution, a US$4.9 million loan to GeoPark Colombia SAS and miscellaneous reimbursements. Concurrently, we entered into a shareholders’ agreement with LGI (“LGI Colombia Shareholders’ Agreement”) setting forth LGI’s and our respective obligations in connection with LGI’s investment in our Colombian oil and gas business through GeoPark Colombia SAS. Furthermore, LGI and Winchester (now GeoPark Colombia SAS) entered into a loan agreement, whereby, upon the closing of LGI’s subscription of shares in GeoPark Colombia SAS, LGI granted a credit line (of which US$4.9 million was drawn at closing) to Winchester of up to US$12.0 million, to be used for the acquisition, development and operation of oil and gas assets in Colombia. Further, on January 8, 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI, or the LGI Colombia Members’ Agreement, that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business through GeoPark Colombia SAS only. We refer to the LGI Colombia Shareholders’ Agreement and the LGI Colombia Members’ Agreement collectively as the LGI Colombia Agreements.

Under the LGI Colombia Agreements, LGI agreed to assume its share of the existing debt of GeoPark Colombia SAS and to provide additional funding to cover LGI’s share of required future investments in Colombia through GeoPark Colombia SAS. In addition, we can earn back up to 12% additional equity interests in GeoPark Colombia depending on the success of our Colombian operations.

Currently, GeoPark Colombia Coöperatie has four directors, out of which one Director is elected by LGI. The LGI Colombia Agreements require the consent of LGI or the LGI-appointed director for GeoPark Colombia SAS to take certain actions, including, among others:

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

The LGI Colombia Agreements provide that if either we or LGI decide to sell our respective participation in GeoPark Colombia Coöperatie, the transferring party must make an offer to sell its participation to the other party before selling those shares to a third party. In addition, any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring party has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors.

Under the LGI Colombia Agreements, we have agreed, along with LGI, to vote or otherwise cause GeoPark Colombia SAS to declare dividends only after allowing for retentions for approved work programs and budgets and capital adequacy requirements of GeoPark Colombia Coöperatie, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia Coöperatie and its subsidiary. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may not consent to our taking certain actions or may eventually decide to sell its interest in our Chilean and Colombian operations to a third party.”

LGI Chile Shareholders’ Agreements

In 2010, we formed a strategic partnership with LGI to jointly acquire and develop upstream oil and gas projects in Latin America. In 2011, LGI acquired a 20% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF, for a total consideration of US$148.0 million, plus additional equity funding of US$18.0 million over the following three years. On May 20, 2011, in connection with LGI’s investment in GeoPark Chile, we entered into a shareholders’ agreement with LGI (as amended on July 4, 2011 and October 4, 2011, the “GeoPark Chile Shareholders’ Agreement”) and a subscription agreement (as amended on July 4, 2011 and October 4, 2011), On October 2011, in connection with LGI’s investment in GeoPark TdF, we entered into a shareholder´s agreement with LGI (the “GeoPark TdF Shareholders Agreement”, and together with the GeoPark Chile Shareholders’ Agreement, the “LGI Chile Shareholders’ Agreements”), setting forth LGI’s and our respective rights and obligations in connection with LGI’s investment in our Chilean oil and gas business.

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

The LGI Chile Shareholders’ Agreements require the consent of LGI or the LGI appointed director in order for GeoPark Chile and GeoPark TdF, as the case may be, to take certain actions, including, among others:

•	making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Chile (other than as required under the terms of the relevant CEOP for such blocks or required by law);

•	selling our blocks in Chile to our affiliates;

•	any change to the dividend, voting or other rights that would give preference to or discriminate against the shareholders of GeoPark Chile and GeoPark TdF;

•	entering into certain related party transactions; and

•	creating a security interest over our blocks in Chile (other than in connection with a financing that benefits our Chilean subsidiaries).

The LGI Chile Shareholders’ Agreements provide that if LGI or either Agencia or GeoPark Chile decides to sell its shares in GeoPark Chile or GeoPark TdF, as the case may be, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling those shares to a third party. In addition, any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. Under the LGI Chile Shareholders’ Agreements, we and LGI have also agreed to vote our common shares or otherwise cause GeoPark Chile or GeoPark TdF, as the case may be, to declare dividends only after allowing for retentions to meet anticipated future investments, costs and obligations. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may not consent to our taking certain actions or may eventually decide to sell its interest in our Chilean and Colombian operations to a third party.”

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Chile, the Republic of Chile grants such rights through a CEOP. In Colombia, the Republic of Colombia grants such rights through E&P Contracts or contracts of association. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Brazil, the Federative Republic of Brazil grants such rights pursuant to concession agreements. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—Oil and natural gas companies in Colombia, Chile, Brazil, Peru and Argentina do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our CEOPs, E&P Contracts, contracts of association, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly-owned, assets.”

Our customers

In Chile, our primary customers are ENAP and Methanex. As of December 31, 2015, ENAP purchased all of our oil and condensate production and Methanex purchased almost all of our natural gas production in Chile, and represented 15% and 7%, respectively, of our total revenues for the year ended December 31, 2015. Our contract with ENAP is automatically renewed for 6-month terms, with oil pricing based on international market prices. Our contract with Methanex is a long-term contract, with the price of natural gas based on the international market prices for methanol. In Colombia, our primary customers are Gunvor, Trafigura and Petrominerales, who purchase our production through short-term contracts, and who represented 39.1%, 7.9%, and 5.8%, respectively, of our total revenues for the year ended December 31, 2015. In Brazil, following the Manati acquisition on March 31, 2014, all of our hydrocarbons are sold to Petrobras. In Peru, our primary customer may be Petroperu, who has the first option but not the obligation to purchase oil produced by us in the Morona Block.

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

Many of these competitors have financial and technical resources and personnel substantially larger than ours. As a result, our competitors may be able to pay more for desirable oil and natural gas assets, or to evaluate, bid for and purchase a greater number of licenses than our financial or personnel resources will permit. Furthermore, these companies may also be better able to withstand the financial pressures of unsuccessful wells, sustained periods of volatility in financial and commodities markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which may adversely affect our competitive position. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.”

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

Our HSE Management System

Our health, safety and environmental management plan is focused on undertaking realistic and practical programs based on recognized world practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs as we continue growing. Our S.P.E.E.D. philosophy and our HSE Program have been developed with reference to ISO 14001 for environmental management issues, OHSAS 18001 for occupational health and safety management issues, SA 8000 for social accountability and workers’ rights issues and applicable World Bank Standards.

Our Environmental Policy

Our policy is to strive to meet or exceed environmental regulations in the countries in which we operate. We believe that oil and gas can be produced in an environmentally-responsible manner with proper care, understanding and management. Within our S.P.E.E.D. program we have a team that is exclusively focused on securing the environmental authorizations and permits for the projects we undertake. This professional and trained team, specialized in environmental issues, is also responsible for the achievement of the environmental standards set by our Board of Directors and for training and supporting our personnel. Our senior executives, personnel in the field, visitors and contractors have also received training in proper environmental management.

Our Health and Safety Policy

We believe that the implementation of additional safety tools in our operations in 2015 has significantly contributed to control and minimizing risks in our operations. Actions taken by us included training, permits to work, internal audits, drills, pre-job meetings and job safety analysis. As of December 31, 2015, on the last 12-month basis, our HSE development statistics show that Lost Time Injury Frequency (LTIF) was 0.85, our Total Recordable Incident Rate (TRIR) was 2.33 (every 1.000.000 worked hours) and we had no fatal incidents related to operations in 2015 (workforce).

Certain Bermuda law considerations

As a Bermuda exempted company, we and our Bermuda subsidiaries are subject to regulation in Bermuda. We have been designated by the BMA as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda.

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

Industry and regulatory framework

Global oil and gas industry

According to the BP Statistical Review of World Energy June 2015 (“BP Statistical Review”), during 2014, global primary energy consumption decelerated sharply even though global economic growth was similar to 2013. Consumption increased for all fuels, reaching record levels for every fuel type except nuclear power. Production increased for all fuels except coal. For oil and natural gas, global consumption growth was weaker than production.

Global primary energy consumption increased by just 0.9% in 2014, a marked deceleration over 2013 (+2.0%) and well below the 10-year average of 2.1%. Growth in 2014 slowed for every fuel other than nuclear power, which was also the only fuel to grow at an above-average rate.

Global oil consumption grew by 0.8 million barrels per day (0.8%), a little below its recent historical average and significantly weaker than the increase of 1.4 million bopd seen in 2013. Global oil production growth was more than double that of global consumption, rising by 2.1 million bopd or 2.3%. The US (+1.6 million bopd) recorded the largest growth in the world, becoming the first country ever to increase production by at least 1 million bopd for three consecutive years, taking over from Saudi Arabia as the world’s largest oil producer. Along with the US, production in Canada (+310,000 bopd) and Brazil (+230,000 bopd) also reached record levels in 2014.

World natural gas consumption grew by just 0.4%, well below the 10-year average of 2.4%. Global natural gas production grew by 1.6%, below its 10-year average of 2.5%. Growth was below average in all regions except North America.

Total world proved oil reserves reached 1700.1 billion barrels at the end of 2014, sufficient to meet 52.5 years of global production. The largest addition to reserves came from Saudi Arabia, which added 1.1 billion barrels. The largest decline came from Russia, where reserves fell by 1.9 billion barrels. OPEC countries continue to hold the majority of the world’s reserves, accounting for 71.6% of the global total. South & Central America continues to hold the highest R/P ratio, more than 100 years. Over the past decade, global proved reserves have increased by 24%, or more than 330 billion barrels.

Distribution of proved oil reserves in 1994, 2004 and 2014

Percentage

_______________

Source: BP Statistical Review

According to the BP Statistical Review, world proven natural gas reserves at end-2014 stood at 187.1 trillion cubic meters (tcm), sufficient to meet 54.1 years of global production. Proved reserves grew by 0.3% relative to the end of 2013. Growth in Russia (+0.4 tcm), Azerbaijan (+0.3 tcm) and the US (+0.2 tcm) accounted for all of the gross increase in global proved reserves in 2014. Iran (34.0 tcm) and Russia (32.6 tcm) hold the largest proved reserves.

Distribution of proved natural gas reserves in 1994, 2004 and 2014

Percentage

_______________

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

Regulation of the oil and gas industry

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

Taxation

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

In 1989, Argentina enacted certain laws aimed at privatizing the majority of its state-owned companies and issued a series of presidential decrees (namely, Decrees No. 1055/89, 1212/89 and 1589/89 (“Oil Deregulation Decrees”), relating specifically to deregulation of energy activities). The Oil Deregulation Decrees eliminated restrictions on imports and exports of crude oil, deregulated the domestic oil industry, and effective January 1, 1991, the prices of oil and petroleum products were also deregulated. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

In October 2004, the Argentine Congress enacted Law No. 25,943, creating a new state-owned energy company, Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons; the transport, storage, distribution, commercialization and industrialization of these products; as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all offshore areas located beyond 12 nautical miles from the coastline up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004).

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

C. Organizational structure

We are an exempted company incorporated pursuant to the laws of Bermuda. We operate and own our assets directly and indirectly through a number of subsidiaries. See an illustration of our corporate structure in Note 20 (“Subsidiary undertakings”) to our Consolidated Financial Statements.

D. Property, plant and equipment

See “—B. Business Overview—Title to properties”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto as well as the information presented under “Item 3. Key Information— A. Selected financial data.”

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

Discovery and exploitation of reserves

Our results of operations depend on our level of success in finding, acquiring (including through bidding rounds) or gaining access to oil and natural gas reserves. While we have geological reports evaluating certain proved, contingent and prospective resources in our blocks, there is no assurance that we will continue to be successful in the exploration, appraisal, development and commercial production of oil and natural gas. The calculation of our geological and petrophysical estimates is complex and imprecise, and it is possible that our future exploration will not result in additional discoveries, and, even if we are able to successfully make such discoveries, there is no certainty that the discoveries will be commercially viable to produce. We have been able to successfully develop our assets through drilling, with 72%, or 151, of the 211 exploratory, appraisal and development wells that we drilled from January 1, 2006 through December 31, 2015 becoming productive wells.

For the year ended December 31, 2015, we made total capital expenditures of US$48.8 million (US$30.7 million, US$12.4 million, US$0.1 million and US$5.6 million in Colombia, Chile, Argentina and Brazil, respectively) for the year 2015, consisting of US$12.3 million related to exploration.

Oil prices were volatile since the end of 2014 and have remained at low levels in the first part of 2016. In preparation for continued volatility, we developed multiple scenarios for our 2016 capital expenditure program, as follows:

Our preliminary base capital program for 2016 calls for approximately US$45 million-US$55 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand. In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program consists of an alternative capital expenditure program of approximately US$20 million-US$25 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program consists of an alternative capital expenditure program of approximately US$75 million-US$90 million to be selected from identified projects designed to increase reserves and production.

Funding for these programs relies in part on oil prices remaining close to our estimates or higher levels and other factors to generate sufficient cash flow. Low oil prices affect our revenues, which in turn affect our debt capacity and the covenants in our financing agreements, as well as the amount of cash we can borrow using our oil reserves as collateral, the amount of cash we are able to generate from current operations and the amount of cash we can obtain from prepayment agreements such as the Trafigura Agreement, which is our offtake and prepayment agreement signed on December 18, 2015 with Trafigura, a leading commodity trading and logistics company. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program which would cause us to further decrease our work program, which could harm our business outlook, investor confidence and our share price.

If oil prices average higher than the base budget price, we have the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production.

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. Our oil and natural gas prices are driven by the international prices of oil and methanol (for our Chilean gas production), respectively, which are denominated in US$. The price realized for the oil we produce is linked to WTI and Brent, US$ denominated international benchmarks. The price realized for the natural gas we produce in Chile is linked to the international price of methanol, which is settled in the international markets in US$. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

From January 1, 2010 to December 31, 2015, Brent spot prices ranged from a low of US$35.26 per barrel to a high of US$128.14 per barrel, NYMEX West Texas International (“WTI”) crude oil contracts prices ranged from a low of US$34.55 per bbl to a high of US$113.39 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.63 per mmbtu to a high of US$8.63 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$330.47 per metric ton to a high of US$634.23 per metric ton. We have historically not hedged our production to protect against fluctuations in the international oil prices.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 60% between August 2014 and March 2016), we have undertaken a decisive cost cutting program to ensure our ability to both maximize the work program and preserve our cash.

During 2015, we took decisive steps to adapt to the new oil price environment. We reduced our 2015 capital expenditure program by 79% year-over-year and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 34%, drilling costs being reduced by approximately 25%, and administrative and selling expenses being reduced by 39%, while achieving an average production of 20,367 boepd and increasing our proved reserves to 48.6 mmboe. For more information see “Item 3. Key Information—D. Risk Factors—Risks relating to our business—The current oil price crisis has impacted on our operations and corporate strategy.”

Additionally, the oil and gas we sell may be subject to certain discounts. For instance, in Chile, the price of oil we sell to ENAP is based on Brent minus certain marketing and quality discounts. As a result, our average realized price for the years ended December 31, 2015 and 2014 was of US$42.2 per bbl and US$89.4 per bbl, respectively.

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

In Colombia, the price of oil we sell is based on Vasconia, a marker broadly used in the Llanos Basin, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulfur, delivery point and water content, as well as on certain transportation costs (including pipeline costs and trucking costs). The delivery points for our production range from the well head to the port of export (Coveñas), depend on the client: if sales are made via pipeline, the delivery point is usually the pipeline injection point, whereas for direct export sales, the most frequent delivery point is the well head. As a result, our average realized price for the years ended December 31, 2015 and 2014 was of US$28.8 per bbl and US$73.0 per bbl, respectively. Our oil sales contracts in Colombia are short-term agreements and do not commit the parties to a minimum volume, and are subject to the ability of either party to receive or deliver the production, as applicable.

If the market prices of oil and methanol had fallen by 10% as compared to actual prices during the year, with all other variables held constant, after-tax loss for the year ended December 31, 2015 would have been higher by US$23.9 million (after-tax profit would have been US$29.2 million lower in 2014).

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. For the year ended December 31, 2015, Rio das Contas’s average sale price was US$28/boe. The price of gas sold under this contract is denominated in reais and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Índice Geral de Preços—Mercado) (“IGPM”).

We do not have a price-hedging transaction currently outstanding. Our Board of Directors could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market volatility.

Production and operating costs

Our production and operating costs consist primarily of expenses associated with the production of oil and gas, the most significant of which are gas plant leasing, facilities and wells maintenance (including pulling works), labor costs, contractor and consultant fees, chemical analysis, royalties and products, among others. As commodity prices increase or decrease, our production costs may vary. We have historically not hedged our costs to protect against fluctuations.

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

Production levels

Our oil and gas production levels are heavily influenced by our drilling results, our acquisitions and, to a lesser extent, oil and natural gas prices. Since being awarded 100% of the working interest in the Fell Block in 2006, and through December 31, 2015, we have drilled 113 exploratory, appraisal and development wells in the Fell Block, with 76%, or 86, of such wells becoming productive. Production at the Fell Block has increased from approximately 1,400 boepd in 2007 to 3,834 boepd as of December 31, 2015. Since acquiring our Colombian operations and through December 31, 2015, 73 exploratory, appraisal and development wells have been drilled in blocks in which we have working interests and/or economic interests, with 68% of such wells becoming productive. Production in our Colombian operations has increased from 2,965 boepd for the month of April 30, 2012 to 13,183 boepd for the year ended December 31, 2015.

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

Administrative expenses

Our administrative expenses for the year ended December 31, 2015 decreased by US$8.4 million, or (18.3)%, compared to the year ended December 31, 2014 resulting from financial discipline and cost reduction initiatives. Our administrative expenses increased by US$0.9 million, or 2.0%, from 2013 to 2014, mainly due to (i) higher corporate expenses related to our growth strategy and new business efforts, (2) incorporation of our Rio das Contas operations in Brazil, and (iii) the start-up of our operations in Tierra del Fuego, Chile, partially offset by lower administrative expenses in Colombia. Furthermore, administrative costs may increase as a result of our Peruvian operations, and as a result of becoming a publicly traded company in the United States. Public company costs include expenses associated with our annual and quarterly reporting, investor relations, registrar and transfer agent fees, incremental insurance costs and accounting and legal services.

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

Functional and presentational currency

Our Consolidated Financial Statements are presented in US$, which is our functional and presentational currency. Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates, or the functional currency, which is the US$ in each case, except for our Brazil operations, where the functional currency is the real.

Geographical segment reporting

In the description of our results of operations that follow, our “Other” operations reflect our non-Chilean, non-Colombian and non-Brazilian operations, primarily consisting of our Argentine, Peruvian (mainly related to the start-up of our operations in such country) and corporate head office operations.

We divide our business into five geographical segments—Colombia, Chile, Brazil, Peru and Argentina—that correspond to our principal jurisdictions of operation. Activities not falling into these four geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment. As of December 31, 2015, our Chilean segment contributed US$44.8 million, or 21.4%, of our revenues, our Colombian segment contributed US$131.9 million, or 62.9%, of our revenues, our Brazilian segment contributed US$32.4 million, or 15.4%, of our revenues and our Argentine segment contributed US$0.6 million, or 0.3%, of our revenues.

Description of principal line items

The following is a brief description of the principal line items of our statement of income.

Net revenue

Net revenue includes the sale of crude oil, condensate and natural gas net of value-added tax (“VAT”), and discounts related to the sale (such as API and mercury adjustments) and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the associated costs and amount of revenue can be estimated reliably, recovery of the consideration is probable, and there is no continuing management involvement with the goods.

Production and operating costs

For a description of our production and operating costs, see “—Factors affecting our results of operations.”

Depreciation and write-off of unsuccessful efforts

Capitalized costs of proved oil and natural gas properties are depreciated on a licensed-area-by-licensed-area basis, using the unit of production method, based on commercial proved and probable reserves as calculated under the Petroleum Resources Management System methodology promulgated by the Society of Petroleum Engineers and the World Petroleum Council (“PRMS”), which differs from SEC reporting guidelines pursuant to which certain information in the forepart of this annual report is presented. The calculation of the “unit of production” depreciation takes into account estimated future discovery and development costs. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

In particular, upon completion of the evaluation phase, a prospect is either transferred to oil and gas properties if it contains reserves, or is charged to profit and loss in the period in which the determination is made. See “—Critical accounting policies and estimates—Oil and gas accounting.”

In 2015, a charge of US$30.1 million has been recognized in the Consolidated Statement of Income (US$30.4 million in 2014 and US$11.0 million in 2013) for write-offs. The write-offs are detailed in Note 19 to our Consolidated Financial Statements.

Geological and geophysical expenses

Geological and geophysical expenses consist of geosciences costs, including wages and salaries and share-based compensation not subject to capitalization, geological consultancy costs and costs relating to independent reservoir engineer studies.

Administrative expenses

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

Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortization (such as exploration and evaluation assets) are tested annually for impairment. Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value minus costs to sell and value in use.

During 2015 and 2014 we recognized impairment losses amounting to US$149.6 million and US$9.4 million. No impairment loss was recognized in 2013. See Note 36 to our Consolidated Financial Statements.

Financial costs

Financial costs consist of financial income offset by financial expenses. Financial income includes interest received from bank time deposits. Financial expenses principally include interest expense not subject to capitalization, bank charges and the unwinding of long-term liabilities.

Foreign exchange loss

Foreign exchange loss represents the effect of exchange rate differences.

Loss or profit for the period attributable to owners of the Company

Loss or profit for the period attributable to owners of the Company consists of losses or profit for the year less non-controlling interest.

Critical accounting policies and estimates

We prepare our Consolidated Financial Statements in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (“IFRIC”), as adopted by the IASB. The preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. We believe that the following accounting policies represent critical accounting policies as they involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies and estimates should be read in conjunction with our Consolidated Financial Statements and the accompanying notes and other disclosures.

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

For further information related to impairment of property, plant and equipment, please see Note 36 to our Consolidated Financial Statements.

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

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e., seismic), direct labor costs and drilling costs of exploratory wells. No depreciation and/or amortization are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense in the period in which the determination is made, depending whether they have found reserves. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable. All field development costs are considered construction in progress until they are finished and capitalized within oil and gas properties, and are subject to depreciation once completed. Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

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

Oil and gas reserves for purposes of our Consolidated Financial Statements are determined in accordance with PRMS, and were estimated by D&M, independent reserves engineers.

Depreciation of the remaining property, plant and equipment assets (i.e., furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between three and 10 years.

Asset retirement obligations

Obligations related to the plugging and abandonment of wells once operations are terminated may result in the recognition of significant liabilities. We record the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recognized, the cost is also capitalized by increasing the carrying amount of the related asset. Over time, the liability is accreted to its present value at each reporting date, and the capitalized cost is depreciated over the estimated useful life of the related asset. Estimating the future abandonment costs is difficult and requires management to make assumptions and judgments because most of the obligations will be settled after many years. Technologies and costs are constantly changing, as are political, environmental, health, safety and public relations considerations. Consequently, the timing and future cost of dismantling and abandonment are subject to significant modification. Any change in the variables underlying our assumptions and estimates can have a significant effect on the liability and the related capitalized asset and future charges related to the retirement obligations. The present value of future costs necessary for well plugging and abandonment is calculated for each area on the basis of cash flows discounted at an average interest rate applicable to our indebtedness. The liability recognized is based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

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

Recent accounting pronouncements

See note 2.1.1 to our Consolidated Financial Statements.

Results of operations

The following discussion is of certain financial and operating data for the periods indicated. You should read this discussion in conjunction with our Consolidated Financial Statements and the accompanying notes.

We closed the acquisition of Brazilian Rio das Contas on March 31, 2014 and began consolidating its financials beginning on March 31, 2014. Accordingly, our results of operations for the year ended December 31, 2014, are not fully comparable with prior periods. See Note 34 to our Consolidated Financial Statements.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 60% between August 2014 and March 2016), we have undertaken a decisive cost cutting program to ensure our ability to both maximize the work program and preserve our cash.

During 2015, we took decisive steps to adapt to the new oil price environment. We reduced our 2015 capital expenditure program by 79% year-over-year and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 34%, drilling costs being reduced by approximately 25%, and administrative and selling expenses being reduced by 39%, while achieving an average production of 20,367 boepd and increasing our proved reserves to 48.6 mmboe. For more information see “Item 3. Key Information—D. Risk Factors—Risks relating to our business— The current oil price crisis has impacted on our operations and corporate strategy.”

Results for the year ended December 31, 2015 were also negatively impacted by impairment losses amounting to US$149.6 million (US$9.4 million in 2014, none in 2013). See Note 36 to our Consolidated Financial Statements.

Year ended December 31, 2015 compared to year ended December 31, 2014

The following table summarizes certain of our financial and operating data for the years ended December 31, 2015 and 2014.

	For the year ended December 31,
	2015	2014	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	162,629	367,102	(56)%
Net gas sales	47,061	61,632	(24)%
Net revenue	209,690	428,734	(51)%
Production and operating costs	(86,742)	(131,419)	(34)%
Geological and geophysical expenses	(13,831)	(13,002)	6%
Administrative expenses	(37,471)	(45,867)	(18)%
Selling expenses	(5,211)	(24,428)	(79)%
Depreciation	(105,557)	(100,528)	5%
Write-off of unsuccessful efforts	(30,084)	(30,367)	(1)%
Impairment loss for non-financial assets	(149,574)	(9,430)	1,486%
Other operating expense	(13,711)	(1,849)	642%
Operating (loss)/profit	(232,491)	71,844	(424)%
Financial costs	(35,655)	(27,622)	29%
Foreign exchange loss	(33,474)	(23,097)	45%
(Loss) Profit before income tax	(301,620)	21,125	(1,528)%
Income tax benefit (expense)	17,054	(5,195)	(428)%
(Loss) Profit for the year	(284,566)	15,930	(1,886)%
Non-controlling interest	(50,535)	7,845	(744)%
(Loss) Profit for the year attributable to owners of the Company	(234,031)	8,085	(2,995)%

Net production volumes
Oil (mbbl)	5,518	5,307	4%
Gas (mcf)	11,493	11,197	3%
Total net production (mboe)	7,434	7,173	4%
Average net production (boepd)	20,367	19,653	4%
Average realized sales price
Oil (US$ per bbl)	32.1	77.5	(59)%
Gas (US$ per mmcf)	4.6	6.4	(28)%
Average unit costs per boe (US$)
Operating cost	10.5	16.2	(35)%
Royalties and other	1.9	3.3	(42)%
Production costs(1)	12.4	19.5	(36)%
Geological and geophysical expenses	2.0	1.9	5%
Administrative expenses	5.4	6.9	(22)%
Selling expenses	0.7	3.7	(81)%

(1)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data.

			For the year ended December 31,
	2015					2014
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia	Brazil	Other	Total
	(in thousands of US$)
Net revenue	44,808	131,897	32,388	597	209,690	145,720	246,085	35,621	1,308	428,734
Depreciation	(39,227)	(52,434)	(13,568)	(328)	(105,557)	(37,077)	(51,584)	(11,613)	(254)	(100,528)
Impairment and write-off	(130,266)	(49,392)	—	—	(179,658)	(28,772)	(10,994)	—	(31)	(39,797)

Net revenue

For the year ended December 31, 2015, crude oil sales were our principal source of revenue, with 78% and 22% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2014 to the year ended December 31, 2015.

	For the year ended December 31,
	2015	2014
Consolidated	(in thousands of US$)
Sale of crude oil	162,629	367,102
Sale of gas	47,061	61,632
Total	209,690	428,734

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
By country
Colombia	131,897	246,085	(114,188)	(46)%
Chile	44,808	145,720	(100,912)	(69)%
Brazil	32,388	35,621	(3,233)	(9)%
Other	597	1,308	(711)	(54)%
Total	209,690	428,734	(219,044)	(51)%

Net revenue decreased 51%, from US$428.7 million for the year ended December 31, 2014 to US$209.7 million for the year ended December 31, 2015, primarily as a result of lower prices. Sales of crude oil increased to 5.3 mmbbl in the year ended December 31, 2015 compared to 5.0 mmbbl in the year ended December 31, 2014, and resulted in net revenue of US$162.6 million for the year ended December 31, 2015 compared to US$367.1 for the year ended December 31, 2014. In addition, sales of gas decreased from US$61.6 million for the year ended December 31, 2014 to US$47.1 million for the year ended December 31, 2015 due to lower prices.

The decrease in 2015 net revenue of US$219.0 million is mainly explained by:

•	a decrease of US$114.2 million in oil sales in Colombia

•	a decrease of US$100.9 million in sales in Chile, including US$89.0 million in oil sales and US$11.9 million of gas sales.

•	a decrease of US$3.2 million in sales in Brazil, related to our Rio das Contas operations and including US$0.6 million of oil sales and US$2.6 million of gas sales,

all of which was due principally to lower oil and gas prices, as further described below.

Net revenue attributable to our operations in Colombia for the year ended December 31, 2015 was US$131.9 million, compared to US$246.1 million for the year ended December 31, 2014, representing 63% and 57% of our total consolidated sales. The decrease is related to a decrease in the average realized prices per barrel of crude oil from US$73.0 per barrel to US$28.8 per barrel, primarily due to lower reference international prices. This was partially offset by an increased sales of crude oil, from 3.7 mmbbl for the year ended December 31, 2014 to 4.6 mmbbl for the year ended December 31, 2015, an increase of 24%. This increase resulted mainly from the development of the Tigana field in the Llanos 34 Block.

Net revenue attributable to our operations in Chile for the year ended December 31, 2015 was US$44.8 million, a 69% decrease from US$145.7 million for the year ended December 31, 2014, principally due to (1) decreased sales of crude oil of 0.7 mmbbl for the year ended December 31, 2015 compared to 1.3 mmbbl for the year ended December 31, 2014 (a decrease of 46%) due to the decline in base production, (2) decreased average realized prices per barrel of crude oil from US$89.4 per barrel for the year December 31, 2014 to US$42.2 per barrel for the year ended December 31, 2015 (a decrease of US$47.2 per barrel or a total of 53%). The decrease in the average realized price per barrel was attributable to lower international reference prices. In addition, gas sales decreased by US$11.9 million. The contribution to our net revenue during such years from our operations in Chile was 21% and 34%, respectively.

Net revenue attributable to our operations in Brazil for the year ended December 31, 2015 was US$32.4 million, representing 15% of our total consolidated sales, were related to our Rio das Contas operations and were composed of 97% gas sales, amounting to US$31.4 million.

Production and operating costs

The following table summarizes our production costs for the years ended December 31, 2015 and 2014.

	For the year ended December 31,
	2015	2014	% Change from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Argentina and Brazil)
Royalties	(13,155)	(22,166)	(41)%
Staff costs	(18,562)	(17,731)	5%
Transportation costs	(4,511)	(11,534)	(61)%
Well and facilities maintenance	(19,974)	(25,475)	(22)%
Consumables	(8,591)	(16,157)	(47)%
Equipment rental	(3,517)	(7,563)	(53)%
Other costs	(18,432)	(30,793)	(40)%
Total	(86,742)	(131,419)	(34)%

	Year ended December 31,
	2015			2014
	Chile	Brazil	Colombia	Chile	Brazil	Colombia
	(in thousands of US$)
By country
Royalties	(1,973)	(2,998)	(8,150)	(6,777)	(2,794)	(12,353)
Staff costs	(7,680)	—	(9,322)	(4,026)	—	(13,962)
Transportation costs	(2,441)	—	(2,068)	(6,784)	—	(4,663)
Well and facilities maintenance	(10,628)	(1,651)	(7,611)	(14,157)	—	(10,969)
Consumables	(1,851)	—	(6,726)	(2,111)	—	(13,974)
Equipment rental	(101)	—	(3,404)	(97)	—	(7,433)
Other costs	(4,030)	(3,407)	(11,253)	(7,816)	(5,354)	(17,599)
Total	(28,704)	(8,056)	(48,534)	(41,768)	(8,148)	(80,953)

Production costs decreased 34%, from US$131.4 million for the year ended December 31, 2014 to US$86.7 million for the year ended December 31, 2015, primarily due to cost reduction initiatives and the impact of the depreciation of the local currencies against the US$.

Production and operating costs in Colombia decreased 40%, to US$48.5 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014, primarily due to cost reduction initiatives and the impact of the depreciation of the Co$ against the US$. In addition, operating costs per boe in Colombia decreased to US$9 per boe for the year ended December 31, 2015 from US$18 per boe for the year ended December 31, 2014, due to the fact that increased production generated improved fixed cost absorption, which positively impacted production costs per boe.

Production and operating costs in Chile decreased by 31%, due to cost reduction initiatives and the impact of the depreciation of the Ch$ against the US$. In the year ended December 31, 2015, in Chile, operating costs per boe increased to US$21.0 per boe from US$16.7 per boe in 2014. In the year ended December 31, 2015, the revenue mix for Chile was 65.1% oil and 34.9% gas, whereas for the same period in 2014 it was 81.1% oil and 18.9% gas.

Production and operating costs in Brazil amounted to US$8.1 million for the year ended December 31, 2015 corresponding to our Rio das Contas operations. Operating costs per boe decreased to US$4 for the year ended December 31, 2015 from US$6 per boe for the year ended December 31, 2014.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(2,798)	(3,003)	205	(7)%
Chile	(4,749)	(6,241)	1,492	(24)%
Brazil	(1,103)	(2,164)	1,061	(49)%
Other	(5,181)	(1,594)	(3,587)	225%
Total	(13,831)	(13,002)	(829)	6%

Exploration costs increased 6%, from US$13.0 million for the year ended December 31, 2014 to US$13.8 million for the year ended December 31, 2015, primarily as the result of a lower allocation to capitalized projects generated by the reduction of the capital expenditures program in 2015.

Administrative costs

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(10,579)	(11,108)	529	(5)%
Chile	(10,978)	(18,181)	7,203	(40)%
Brazil	(2,936)	(2,760)	(176)	6%
Other	(12,978)	(13,818)	840	(6)%
Total	(37,471)	(45,867)	8,396	(18)%

Administrative costs decreased 18%, from US$45.9 million for the year ended December 31, 2014 to US$37.5 million for the year ended December 31, 2015, primarily as a result of a decrease in costs due to continuing financial discipline and cost reduction initiatives impacting consultant fees, office expenses, directors fees and others. The reduction was achieved despite new start-up costs related to operations in Peru.

Selling expenses

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	(3,658)	(21,456)	17,798	(83)%
Chile	(1,085)	(2,470)	1,385	(56)%
Brazil	—	—	—	—
Other	(468)	(502)	34	(7)%
Total	(5,211)	(24,428)	19,217	(79)%

Selling expenses decreased 79%, from US$24.4 million for year ended December 31, 2014 to US$5.2 million for the year ended December 31, 2015, primarily due to a change in the commercialization mix increasing sales at wellhead in our Colombian operations. In our Chilean operations, selling expenses were 56% lower compared to prior year, primarily as a result of lower production and deliveries in Chile.

Operating (loss) profit

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(37,227)	67,212	(104,439)	(155)%
Chile	(180,264)	11,733	(191,997)	(1,636)%
Brazil	6,639	10,658	(4,019)	(38)%
Other	(21,639)	(17,759)	(3,880)	22%
Total	(232,491)	71,844	(304,335)	(424)%

We recorded an operating loss of US$232.5 million for the year ended December 31, 2015, a 424% decrease from the operating profit of US$71.8 million for the year ended December 31, 2014, primarily due to non-cash impairments of non-financial assets, which amounted to US$149.6 million (US$104.5 million recorded in Chile and US$45.1 million in Colombia), resulting from the continuing low oil price environment and lower sales.

Financial costs

Financial costs increased 29% to US$35.7 million for the year ended December 31, 2015 as compared to US$27.6 million for the year ended December 31, 2014, mainly due to the impact of lower capitalized interest costs and, to a lesser extent, the increase of other financial costs.

Foreign exchange loss

Foreign exchange loss increased 45% to US$33.5 million for the year ended December 31, 2015 as compared to US$23.1 million for the year ended December 31, 2014, mainly because of the depreciation of the real over US$ denominated net debt incurred at the local subsidiary level, where the functional currency is the real.

(Loss) Profit before income tax

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(38,339)	61,609	(99,948)	(162)%
Chile	(193,683)	13,151	(206,834)	(1,573)%
Brazil	(37,980)	(9,698)	(28,282)	292%
Other	(31,618)	(43,937)	12,319	(28)%
Total	(301,620)	21,125	(322,745)	(1,528)%

For the year ended December 31, 2015, we recorded a loss before income tax of US$301.6 million, compared to a profit of US$21.1 million for the year ended December 31, 2014, primarily due to losses from our Chilean, Colombian and Brazilian operations amounting to US$206.8 million, US$99.9 million and US$28.3 million, respectively, partially offset by lower losses from our Other operations amounting to US$12.3 million.

Income tax benefit (expense)

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(620)	(21,415)	20,795	(97)%
Chile	16,893	4,080	12,813	314%
Brazil	8,357	7,446	911	12%
Other	(7,576)	4,694	(12,270)	(261)%
Total	17,054	(5,195)	22,249	(428)%

Income tax expense decreased 428%, from US$5.2 million for the year ended December 31, 2014 to a benefit of US$17.1 million for the year ended December 31, 2015, as a result of our decreased results of operations, partially offset by non-recoverable tax loss carry-forwards amounting to US$15.5 million. Our effective tax rate for the year ended December 31, 2015 was 6% as compared to 25% in the year ended December 31, 2014.

(Loss) Profit for the year

	Year ended December 31,		Change from prior year
	2015	2014		%
	(in thousands of US$, except for percentages)
Colombia	(38,959)	40,194	(79,153)	(197)%
Chile	(176,789)	17,231	(194,020)	(1,126)%
Brazil	(29,623)	(2,252)	(27,371)	1,215%
Other	(39,195)	(39,243)	48	—
Total	(284,566)	15,930	(300,496)	(1,886)%

For the year ended December 31, 2015, we recorded a loss of US$384.6 million as a result of the reasons described above.

(Loss) Profit for the year attributable to owners of the Company

Loss for the year attributable to owners of the Company decreased by 2,995% to US$234.0 million, for the reasons described above. Loss attributable to non-controlling interest decreased by 744% to US$50.5 million for the year ended December 31, 2015 as compared to the prior year.

Year ended December 31, 2014 compared to year ended December 31, 2013

The following table summarizes certain of our financial and operating data for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
	2014	2013	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	367,102	315,435	16%
Net gas sales	61,632	22,918	169%
Net revenue	428,734	338,353	27%
Production and operating costs	(131,419)	(111,296)	18%
Geological and geophysical expenses	(13,002)	(5,292)	146%
Administrative expenses	(45,867)	(44,962)	2%
Selling expenses	(24,428)	(17,252)	42%
Depreciation	(100,528)	(69,968)	44%
Write-off of unsuccessful efforts	(30,367)	(10,962)	177%
Impairment loss for non-financial assets	(9,430)	—	100%
Other operating (expense) / income	(1,849)	5,343	(135)%
Operating profit	71,844	83,964	(14)%
Financial results	(50,719)	(33,876)	50%
Profit before income tax	21,125	50,088	(58)%
Income tax	(5,195)	(15,154)	(66)%
Profit for the year	15,930	34,934	(54)%
Non-controlling interest	7,845	12,413	(37)%
Profit for the year attributable to owners of the Company	8,085	22,521	(64)%

Net production volumes
Oil (mbbl)	5,307	4,056	31%
Gas (mcf)	11,197	5,263	112%
Total net production (mboe)	7,173	4,933	45%
Average net production (boepd)	19,653	13,517	45%
Average realized sales price
Oil (US$ per bbl)	77.5	81.9	(5)%
Gas (US$ per mmcf)	6.4	5.0	28%
Average unit costs per boe (US$)
Operating cost	16.2	19.0	(15)%
Royalties and other	3.3	3.5	(6)%
Production costs(1)	19.5	22.5	(13)%
Geological and geophysical expenses	1.9	1.1	73%
Administrative expenses	6.9	9.1	(24)%
Selling expenses	3.7	3.5	6%

(1)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2014					2013
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia	Other	Total
	(in thousands of US$)
Net revenue	145,720	246,085	35,621	1,308	428,734	157,491	179,324	1,538	338,353
Depreciation	(37,077)	(51,584)	(11,613)	(254)	(100,528)	(30,239)	(39,406)	(323)	(69,968)
Impairment and write-off	(28,772)	(10,994)	—	(31)	(39,797)	(7,704)	(3,258)	—	(10,962)

Net revenue

For the year ended December 31, 2014, crude oil sales were our principal source of revenue, with 86% and 14% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2013 to the year ended December 31, 2014.

	For the year ended December 31,
	2014	2013
Consolidated	(in thousands of US$)
Sale of crude oil	367,102	315,435
Sale of gas	61,632	22,918
Total	428,734	338,353

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
By country
Colombia	246,085	179,324	66,761	37%
Chile	145,720	157,491	(11,771)	(7)%
Brazil	35,621	—	35,621	100%
Other	1,308	1,538	(230)	(15)%
Total	428,734	338,353	90,381	27%

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

Production and operating costs

The following table summarizes our production costs for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
	2014	2013	% Change from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Argentina and Brazil)
Royalties	(22,166)	(17,239)	29%
Staff costs	(17,731)	(14,202)	25%
Transportation costs	(11,534)	(11,392)	1%
Well and facilities maintenance	(25,475)	(20,662)	23%
Consumables	(16,157)	(14,855)	9%
Equipment rental	(7,563)	(7,139)	6%
Other costs	(30,793)	(25,807)	19%
Total	(131,419)	(111,296)	18%

	Year ended December 31,
	2014			2013 (1)
	Chile	Brazil	Colombia	Chile	Colombia
	(in thousands of US$)
By country
Royalties	(6,777)	(2,794)	(12,353)	(7,384)	(9,661)
Staff costs	(4,026)	—	(13,962)	(6,508)	(8,988)
Transportation costs	(6,784)	—	(4,663)	(6,456)	(4,733)
Well and facilities maintenance	(14,157)	—	(10,969)	(8,163)	(12,105)
Consumables	(2,111)	—	(13,974)	(1,891)	(12,886)
Equipment rental	(97)	—	(7,433)	—	(7,139)
Other costs	(7,816)	(5,354)	(17,599)	(8,128)	(16,967)
Total	(41,768)	(8,148)	(80,953)	(38,530)	(72,479)

(1)	No information is available for Brazil for 2013 as Rio das Contas was acquired in March 2014.

Production and operating costs increased 18%, from US$111.3 million for the year ended December 31, 2013 to US$131.4 million for the year ended December 31, 2014, primarily due to increased costs in the Colombian operations and the addition of US$8.1 million in such costs from our Brazilian operations related to the incorporation of 9 months of our Rio das Contas operations.

Production and operating costs in Colombia increased 12%, to US$81.0 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily due to increased production and deliveries in the year ended December 31, 2014. However, operating costs per boe in Colombia decreased to US$18 per boe for the year ended December 31, 2014 from US$26 per boe for the year ended December 31, 2013, due to the fact that increased production generated improved fixed cost absorption, which positively impacted the production costs per boe.

Production and operating costs in Chile increased by 8%, due to the impact on fixed costs from lower oil and gas production and the startup of operations in the Tierra del Fuego Blocks. In the year ended December 31, 2014, in Chile, operating costs per boe increased to US$16.7 per boe from US$12.2 per boe in 2013. In the year ended December 31, 2014, the revenue mix for Chile was 81.1% oil and 18.9% gas, whereas for the same period in 2013 it was 85.5% oil and 14.5% gas.

Production and operating costs in Brazil amounted to US$8.1 million for the year ended December 31, 2014 corresponding to our Rio das Contas operations. Operating costs per boe was US$6 for the year ended December 31, 2014.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	(3,003)	(83)	(2,920)	3,518%
Chile	(6,241)	(2,054)	(4,187)	204%
Brazil	(2,164)	(1,702)	(462)	27%
Other	(1,594)	(1,453)	(141)	10%
Total	(13,002)	(5,292)	(7,710)	146%

Exploration costs increased 146%, from US$5.3 million for the year ended December 31, 2013 to US$13.0 million for the year ended December 31, 2014, primarily due to increased staff costs amounting to US$5.3 million.

Administrative costs

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	(11,108)	(16,236)	5,128	(32)%
Chile	(18,181)	(15,193)	(2,988)	20%
Brazil	(2,760)	(1,404)	(1,356)	97%
Other	(13,818)	(12,129)	(1,689)	14%
Total	(45,867)	(44,962)	(905)	2%

Administrative costs increased 2%, from US$45.0 million for the year ended December 31, 2013 to US$45.9 million for the year ended December 31, 2014, primarily as a result of an increase in costs in: (1) our Chilean operations, from US$15.2 million in the year ended December 31,2013 to US$18.2 million in the year ended December 31, 2014, mainly due to the startup of our operations in Tierra del Fuego; (2) incorporation of our Rio das Contas operations in Brazil and (3) higher corporate expenses related to our growth strategy and new business efforts, partially offset by lower administrative expenses in Colombia.

Selling expenses

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	(21,456)	(12,677)	(8,779)	69%
Chile	(2,470)	(4,062)	1,592	(39)%
Brazil	—	—	—	—
Other	(502)	(513)	11	(2)%
Total	(24,428)	(17,252)	(7,176)	42%

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

Operating profit (loss)

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	67,212	38,811	28,401	73%
Chile	11,733	63,110	(51,377)	(81)%
Brazil	10,658	(3,107)	13,765	443%
Other	(17,759)	(14,850)	(2,909)	20%
Total	71,844	83,964	(12,120)	(14)%

We recorded an operating profit of US$71.8 million for the year ended December 31, 2014, a 14% decrease from US$84.0 million for the year ended December 31, 2013, primarily due to lower gross profit and higher exploratory costs resulting from the write-offs of unsuccessful exploratory wells in our Chilean operations, partially offset by (i) higher operating profit in our Colombian operations resulting from higher production and deliveries and (ii) higher operating profit in our Brazilian operations related to the Rio das Contas acquisition that we closed on March 31, 2014. In 2014, Colombian operations were negatively impacted by non-cash impairment charges of non-financial assets amounting to US$9.4 million related to our La Cuerva Block, resulting from the decrease in international oil prices.

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

Profit before income tax

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	61,609	31,049	30,560	98%
Chile	13,151	49,965	(36,814)	(74)%
Brazil	(9,698)	(1,937)	(7,761)	401%
Other	(43,937)	(28,989)	(14,948)	52%
Total	21,125	50,088	(28,963)	(58)%

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

Income tax

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	(21,415)	(17,870)	(3,545)	20%
Chile	4,080	(4,121)	8,201	(199)%
Brazil	7,446	528	6,918	1,310%
Other	4,694	6,309	(1,615)	(26)%
Total	(5,195)	(15,154)	9,959	(66)%

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

Profit for the year

	Year ended December 31,		Change from prior year
	2014	2013		%
	(in thousands of US$, except for percentages)
Colombia	40,194	13,179	27,015	205%
Chile	17,231	45,844	(28,613)	(62)%
Brazil	(2,252)	(1,409)	(843)	60%
Other	(39,243)	(22,680)	(16,563)	73%
Total	15,930	34,934	(19,004)	(54)%

For the year ended December 31, 2014, we recorded a profit of US$15.9 million, a 54% decrease from US$34.9 million for the year ended December 31, 2013, as a result of the reasons described above.

Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company decreased by 64% to US$8.1 million, for the reasons described above. Profit attributable to non-controlling interest decreased by 37% to US$7.8 million for the year ended December 31, 2014 as compared to the prior year.

B.	Liquidity and capital resources

Overview

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	changes in oil and natural gas prices and our ability to generate cash flows from our operations;

•	our capital expenditure requirements;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in US$, and the real.

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations.

Since 2005 to 2015, we have raised approximately US$200 million in equity offerings at the holding company level and more than US$564 million through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

We have also raised US$175.7 million to date through our strategic partnership with LGI following the sale of minority interests in our Colombian and Chilean operations.

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

In March 2014, we borrowed US$70.5 million pursuant to a five-year term (including annual principal amortization in March and September of each year starting in 2015) variable interest secured loan, secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to 6-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition, and funded the remaining amount with cash on hand. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%.

In February, 2013, we issued US$300.0 million aggregate principal amount of senior secured notes due 2020. The Notes due 2020 mature on February 11, 2020 and bear interest at a fixed rate of 7.50% and a yield of 7.625% per year. Interest on the Notes due 2020 is payable semi-annually in arrears on February 11 and August 11 of each year. The Indenture governing our Notes due 2020 contain incurrence-based limitations on the amount of indebtedness we can incur. During 2015, and impacted by the current low oil price environment, our leverage ratio (as defined in the Indenture) and the interest coverage (as defined in the Indenture) did not meet certain thresholds included in the 2020 Bond Indenture. This situation may limit our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes.

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we will sell a portion of our Colombian crude oil production to Trafigura in exchange for advance payments of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement. Funds committed will be made available to us upon request and will be repaid by us through future oil deliveries over the period of the contract, which is 2.5 years with a 6-month grace period.

We believe that our current operations and 2016 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets, or issuance of equity, among others.

Capital expenditures

We have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets.

In the year ended December 31, 2015, we made total capital expenditures of US$48.8 million (US$30.7 million, US$12.4 million, US$0.1 million and US$5.6 million in Colombia, Chile, Argentina and Brazil, respectively) for the year 2015.

In the year ended December 31, 2014, we made total capital expenditures of US$238.0 million (US$161 million, US$66 million, and US$11 million in Chile, Colombia and Brazil, respectively). In addition to the above, in 2014 we completed the acquisition of Rio das Contas for US$115 million (net of cash acquired).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	25,895	230,746	127,295
Investing activities	(48,842)	(344,041)	(208,500)
Financing activities	(18,022)	124,716	164,018
Net (decrease) increase in cash and cash equivalents	(40,969)	11,421	82,813

Cash flows provided by operating activities

For the year ended December 31, 2015, cash provided by operating activities was US$25.9 million, a 88.8% decrease from US$230.7 million for the year ended December 31, 2014, resulting from the decline in oil and natural gas prices in 2015 as compared to 2014.

For the year ended December 31, 2014, cash provided by operating activities was US$230.7 million, a 81.3% increase from US$127.3 million for the year ended December 31, 2013, mainly resulting from increased production from our Colombian operations and the acquisition of Rio das Contas in Brazil.

Cash flows used in investing activities

For the year ended December 31, 2015, cash used in investing activities was US$48.8 million, a 85.8% decrease from US$344.0 million for the year ended December 31, 2014. This decrease was related to our Brazilian acquisitions, which occurred in the first quarter of 2014. This amount was complemented by a decrease of US$189.2 million in capital expenditures mainly resulting from lower wells drilled in 2015 as compared to 2014 (7 wells drilled in 2015 compared to 53 wells drilled in 2014).

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

Cash flows provided by financing activities

Cash used in financing activities was US$18.0 million for the year ended December 31, 2015, compared to cash provided by financing activities of US$124.7 million for the year ended December 31, 2014. This change was principally the result of cash received in the 2014 period from the funds recovered from our initial public offering and listing of our common shares on the NYSE in February 2014 amounting to US$90.9 million and the US$70.5 million loan entered into with Itaú BBA International plc used to fund the Rio das Contas acquisition. Cash used in financing activities in 2015 is composed mainly of interest payments amounting to US$25.8 million, partially offset by US$7.0 million of proceeds from borrowings.

Cash provided by financing activities was US$124.7 million for the year ended December 31, 2014, compared to cash provided by financing activities of US$164.0 million for the year ended December 31, 2013. This change was principally the result of cash received in the 2013 period from the issuance of US$300.0 million of our Notes due 2020 (partially offset by the early redemption of our Notes due 2015 and the repayment of the Banco Itaú BBA Credit Agreement, in an aggregate amount of US$175.0 million) and an increase of US$36.6 million in cash from LGI pertaining principally to its investment in our Colombian and Chilean operations. These were partially offset by funds recovered from our initial public offering and listing of our common shares on the NYSE in February 2014 amounting to US$90.9 million and the US$70.5 million loan entered into with Itaú BBA International plc used to fund the Rio das Contas acquisition.

Indebtedness

As of December 31, 2015 and 2014, we had total outstanding indebtedness of US$378.7 million and US$369.6 million, respectively, as set forth in the table below.

	As of December 31,
	2015	2014
	(in thousands of US$)
BCI Loans	—	90
Bond GeoPark Latin America Agencia en Chile (Notes due 2020)	302,495	300,963
Banco de Chile	7,036	—
Rio das Contas Credit Facility	69,142	68,540
Total	378,673	369,593

Our material outstanding indebtedness as of December 31, 2015 is described below.

Notes due 2020

General

On February 11, 2013, we issued US$300.0 million aggregate principal amount of senior secured notes due 2020. The Notes due 2020 mature on February 11, 2020 and bear interest at a fixed rate of 7.50% and a yield of 7.625% per year. Interest on the Notes due 2020 is payable semi-annually in arrears on February 11 and August 11 of each year.

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

Collateral

The notes are secured by a first-priority perfected security interest in certain collateral, which consists of: 80% of the equity interests of each of GeoPark Chile and GeoPark Colombia held by Agencia, and loans of the net proceeds of the Notes due 2020 made by Agencia to each of GeoPark Fell and GeoPark Llanos SAS. Except for certain immaterial subsidiaries and other exceptions, we and Agencia are also required to pledge the equity interests of our subsidiaries.

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

Covenants

The Notes due 2020 contain customary covenants, which include, among others, limitations on the incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), incurrence of liens, transfer, prepayment or modification of certain collateral, guarantees of additional indebtedness, the ability of certain subsidiaries to pay dividends, asset sales, transactions with affiliates, engaging in certain businesses and merger or consolidation with or into another company.

In the event the Notes due 2020 receive investment-grade ratings from at least two of the following rating agencies, Standard & Poor’s, Moody’s and Fitch, and no default has occurred or is continuing under the indenture governing the Notes due 2020, certain of these restrictions, including, among others, the limitations on incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), the ability of certain subsidiaries to pay dividends, asset sales and certain transactions with affiliates will no longer be applicable.

The indenture governing our Notes due 2020 includes incurrence test covenants that provide, among other things, that, the debt to EBITDA ratio should not exceed 2.5 and the EBITDA to Interest ratio should exceed 3.5. As of the date of this annual report, the Company’s debt to EBITDA ratio was 5.1 and the EBITDA to interest ratio was 2.4, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions). As of the date of this annual report, we are in compliance with all indenture provisions.

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

Banco de Chile

During December 2015, we entered into a loan agreement with Banco de Chile for US$7.0 million to finance the start-up of the new Ache gas field in the Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per year. The interest and the principal will be paid on a monthly basis with a 6-month grace period and final maturity on December 2017.

BCI Mortgage Loan

During October 2007, GeoPark executed a mortgage loan agreement with Banco de Crédito e Inversiones (BCI), a Chilean private bank, for the acquisition of the operational base in the Fell Block. The loan was granted in Ch$ and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The mortgage loan was fully repaid on October 2015.

LGI Line of Credit

As of December 31, 2015, the aggregate outstanding amount under the LGI Line of Credit was US$21.0 million. This corresponds to a loan granted by LGI to GeoPark Chile for financing Chilean operations in our Tierra del Fuego blocks. The maturity of this loan is July 2020 and the applicable interest rate is 8% per year.

See “Item 4. Information on the Company—B. Business Overview—Significant agreements—Agreements with LGI.”

Rio das Contas Credit Facility

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras. The facility matures five years from March 28, 2014, which was the date of disbursement and bears interest at a variable interest rate equal to the 6-month LIBOR + 3.9%. The facility agreement includes customary events of default, and subject our Brazilian subsidiary to customary covenants, including the requirement that it maintain a ratio of net debt to EBITDA of up to 3.5x the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. We have the option to prepay the facility in whole or in part, at any time, subject to a pre-payment fee to be determined under the contract.

In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%. As a result of the above, in March 2016 we paid US$10 million corresponding to principal payments under the current principal amortization schedule.

Other Agreements

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production. Pricing will be determined by future spot market prices, net of transportation costs. The agreement also provides us with prepayment of up to US$100 million from Trafigura. Funds committed will be made available to us upon request and will be repaid by us on a monthly basis through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period. According to the terms of the prepayment agreement, we are required to pay interest of LIBOR plus 5% per year on outstanding amounts. In addition, under the prepayment agreement, we are required to maintain certain coverage ratios linking: (i) future payments to the value of estimated future oil deliveries (net of transportation discounts) during the term of the offtake agreement and (ii) collections to payments within specified periods, with the possibility of delivering additional volumes to meet such ratios in the upcoming 3-month period. As of April 15, 2016, outstanding amounts related to the prepayment agreement amount to US$10 million.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to Properties.”

D.	Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E.	Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2014 or as of December 31, 2015.

F.	Tabular disclosure of contractual obligations

In accordance with the terms of our concessions, we are required to pay royalty (1) in connection with crude oil production in Colombia, to the Colombian government, equivalent to a rate which ranges between 6%-8%, (2) in connection with crude oil and gas production in Chile, to the Chilean government, equivalent to approximately 5% of crude oil production and 3% of gas production Fell and 5% for TdF and (3) in connection with gas sales in Brazil, to the Brazilian government, equivalent to 7.5%.

The table below sets forth our committed cash payment obligations as of December 31, 2015.

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of US$)
Debt obligations(1)	479,272	42,865	83,413	352,994	—
Operating lease obligations(2)	23,900	12,878	8,257	2,456	309
Pending investment commitments(3)	78,210	12,200	66,010	—	—
Asset retirement obligations	31,617	1,153	5,340	5,754	19,370
Total contractual obligations	612,999	69,096	163,020	361,204	19,679

(1)	Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: US$25.2 million; one to three years: US$46.6 million and three to five years: US$45.7 million. At December 31, 2015 the outstanding long-term borrowing affected by variable rates amounted to US$76.2 million representing 20% of total borrowings, which was composed of the loan from Itaú International BBA plc and the loan from Banco de Chile that has a floating interest rate based on LIBOR. See Note 3: “Interest rate risk” to our Consolidated Financial Statements.

(2)	Reflects the future aggregate minimum lease payments under non-cancellable operating lease agreements.

(3)	Includes capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12 and 13 concessions in Brazil, three non-operated blocks in Argentina and the Llanos 62, VIM-3, and Llanos 34 Blocks in Colombia. See “Item 4. Information on the Company—B. Business overview—Our operations” and Note 31(b) to our Consolidated Financial Statements.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

Our Board of Directors is composed of seven members. At every annual general meeting, one third of the Directors retire from office. From the date of the annual general meeting following the effective date of the listing of our Common Shares on the NYSE, our Directors can hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose term has expired may offer themselves for re-election at each election of Directors. The term for the current Directors expires on the date of our next annual shareholders’ meeting, to be held in 2016.

The current members of the Board of Directors were appointed at our annual general meeting held on June 30, 2015. The table below sets forth certain information concerning our current board of directors. All ages are as of March 31, 2016.

Name	Position	Age	At the Company since
Gerald E. O’Shaughnessy	Chairman and Director	67	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	60	2002
Carlos A. Gulisano (3)	Director	65	2010	(3)
Juan Cristóbal Pavez (1)(2)	Director	45	2008
Peter Ryalls (1)(2)	Director	65	2006
Robert Bedingfield (1)(2)	Director	67	2015
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	56	2003

(1)	Member of the Audit Committee.

(2)	Independent director under SEC Audit Committee rules.

(3)	Carlos Gulisano joined the Company in 2002 as an advisor.

Biographical information of the current members of our Board of Directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed the Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, the largest crude by rail terminal in North Dakota, serving oil producers and marketing companies active in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has extensive experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international joint ventures in North America, South America, Asia, Europe and the Middle East. He holds a degree in geophysics from the University of California at Berkeley and has worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park joined Basic Resources International Limited, an oil and gas exploration company, which pioneered the development of commercial oil and gas production in Central America. As a senior executive of Basic Resources International Limited, Mr. Park was closely involved in the development of grass-roots exploration activities, drilling and production operations, surface and pipeline construction and crude oil marketing and transportation, and with legal and regulatory issues, and raising substantial investment funds. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Carlos Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 35 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and a MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

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

Robert Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young's accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Pedro Aylwin has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our executive officers. All ages are as of March 31, 2016.

Name	Position	Age	At the Company since
James F. Park	Chief Executive Officer and Director	60	2002
Andrés Ocampo	Chief Financial Officer	38	2010
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	56	2003
Augusto Zubillaga	Chief Operating Officer	46	2006
Alberto Matamoros	Director for Argentina, Brazil, Chile and Peru	44	2014
Marcela Vaca	Director for Colombia	47	2012
Carlos Murut	Director of Development	59	2006
Salvador Minniti	Director of Exploration	61	2007
Horacio Fontana	Director of Drilling	58	2008
Agustina Wisky	Director of People	38	2002
Guillermo Portnoi	Director of Business Management	40	2006
Pablo Ducci	Director of Capital Markets	36	2012
Raúl Droznes	Director of New Business	67	2014

Biographical information of the members of our executive officers is set forth below. Unless otherwise indicated, the current business addresses for our executive officers is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Andrés Ocampo has served as our Chief Financial Officer since November 2013. He previously served as our Director of Growth and Capital (from January 2011 through October 2013), and has been with our company since July 2010. Mr. Ocampo graduated with a degree in Economics from the Universidad Católica Argentina. He has more than 13 years of experience in business and finance. Before joining our company, Mr. Ocampo worked at Citigroup and served as Vice President Oil & Gas and Soft Commodities at Crédit Agricole Corporate & Investment Bank.

Augusto Zubillaga has served as our Chief Operating Officer since May 2015. He previously served in other management positions throughout the Company including as Operations Director, Argentina Director and Production Director. He is a petroleum engineer with 20 years of experience in production, engineering, well completions, corrosion control, reservoir management and field development. He has a degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires. Prior to joining our company, Mr. Zubillaga worked for Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. At Chevron San Jorge S.A., he led multi-disciplinary teams focused on improving production, costs and safety, and was the leader of the Asset Development Team, which was responsible for creating the field development plan and estimating and auditing the oil and gas reserves of the Trapial field in Argentina. Mr. Zubillaga was also part of a Chevron San Jorge S.A. team that was responsible for identifying business opportunities and working with the head office on the establishment of best business practices. He has authored several industry papers, including papers on electrical submersible pump optimization, corrosion control, water handling and intelligent production systems.

Alberto Matamoros has been our Director for Argentina, Brazil, Chile and Peru since March 2016 and Director for Chile since January 2015. He is an industrial engineer and MBA, with more than 17 years of experience in the Oil & Gas industry. He started his career in the Argentinian oil company ASTRA, as a Production Engineer of La Ventana-Vizcacheras Block in the province of Mendoza (1997-2000). He then joined Chevron, where he worked as a Production Engineer in El Trapial Block in the province of Neuquén for three years. Later, he became a Field Engineering Manager, also for three years, in Buenos Aires, and then moved to Kern County, California, to lead the production team. His experience in Chevron enabled him to manage different technical and administrative teams, designing and executing working plans focused in the optimization of resources. In 2014, he joined GeoPark to be part of the Corporate Operation team before being selected as the new Country Manager of GeoPark in Chile. Matamoros holds a degree in Industrial Engineering from the Universidad Nacional del Sur and an MBA in IAE, from the Business School of Universidad Austral of Buenos Aires, Argentina.

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

Carlos Murut has been our Director of Development since January 2012. He previously served as our Development Manager. Mr. Murut holds a master’s degree in petroleum geology from the University of Buenos Aires where he also undertook postgraduate studies in reservoir engineering, specializing in field exploitation. He also completed a Business Management Development Program at Austral University. Mr. Murut has over 31 years of experience working for international and major oil companies, including YPF S.A., Tecpetrol S.A., Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A.

Salvador Minniti has been our Director of Exploration since January 2012. He previously served as our Exploration Manager. He holds a bachelor degree in geology from National University of La Plata and has a graduate degree from the Argentine Oil and Gas Institute in oil geology. Mr. Minniti has over 31 years of experience in oil exploration and has worked with YPF S.A., Petrolera Argentina San Jorge S.A. and Chevron Argentina.

Horacio Fontana has been our Corporate Drilling Manager since March 2012. He previously served as our Engineer Manager. He holds a degree in civil engineering from Rosario National University and is also a graduate from the Argentine Oil and Gas Institute, National University of Buenos Aires, with a specialty in oilfield exploitation and an extensive background in drilling operations. He has recently taken part in a Management Development Program at IAE Business School of Austral University. Mr. Fontana has over 26 years of drilling experience in major Argentine companies such as YPF S.A., Petrolera Argentina San Jorge and Chevron.

Agustina Wisky has worked with our Company since it was founded in November 2002, and has served as our Director of People since 2012. Mrs. Wisky is a public accountant, and also holds a degree in human resources from the Universidad Austral—IAE. She has 15 years of experience in the oil industry. Before joining our company, Mrs. Wisky worked at AES Gener and PricewaterhouseCoopers.

Guillermo Portnoi has worked with our Company since June 2006 and has been our Director of Business Management since May 2015. He previously served as our Director of Administration and Finance. Mr. Portnoi is a public accountant and holds an MBA from Universidad Austral—IAE. He has more than 11 years of experience in the oil industry. Before joining our company, Mr. Portnoi worked at Pluspetrol, Río Alto and PricewaterhouseCoopers, where he counted several major oil companies as his clients.

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

Raúl Droznes has served as our Director of New Business since August 2014. Mr. Droznes holds a degree in Finance and an MBA from Universidad de Buenos Aires. He has more than 27 years of experience in the oil & gas industry. Before joining GeoPark, he worked for 26 years in Tecpetrol S.A. (oil and gas subsidiary of the Techint Group) where he acted as Director of Business Development, a role in which he was responsible for worldwide acquisitions and divestures of oil and gas fields. Prior to that, he worked as the New Ventures & Finance Manager and was responsible for development of new businesses in the international división of Tecpetrol S.A., which involved taking part in start up operations of the company in Venezuela, Ecuador, Peru, Bolivia, Colombia and Brazil. Prior to joining Tecpetrol S.A., he worked as Vice President of International Telephone & Telegraph (“ITT”) in the United States and was responsible for financial operations for manufacturing plants in Taiwan, Puerto Rico, Germany and England.

B.	Compensation

Executive compensation

For the year ended December 31, 2015, we accrued or paid approximately US$4.8 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued or paid approximately US$8.5 million, in the aggregate, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$0.4 million corresponds to the accrual or payment for discretionary bonus payments granted to the Company’s executive directors based on the Company’s performance in 2014. During the year ended December 31, 2015, an amount of US$1.4 million, in the aggregate, was also accrued or paid for discretionary bonus payments granted to the Company’s executive senior management based on the Company’s performance in 2014. Recipients of such bonuses were given the opportunity to receive their bonus payments in shares, cash or a combination of both. Gerald E. O’Shaughnessy, James F. Park and Pedro Aylwin are our executive directors.

Executive Director Contracts

It is our current policy that executive directors enter into indefinite term contracts with the Company that may be terminated at any time by either party subject to certain notice requirements.

Gerald E. O’Shaughnessy has entered into a service contract with the Company to act as Executive Chairman at an annual salary of US$200,000. James F. Park has entered into a service contract with the Company to act as Chief Executive Officer at an annual salary of US$450,000. The payment of a bonus to Mr. O’Shaughnessy or Mr. Park is at our discretion. They each also received equity awards described below under “Equity Incentive Compensation.” Our agreements with Mr. O’Shaughnessy and Mr. Park contain covenants that restrict them, for a period of 12 months following termination of employment, from soliciting senior employees of the Company and, for a period of six months following a termination of employment, from competing with the Company.

Pedro Aylwin, who was appointed as an executive director in July 2013, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He instead received in 2015 a salary of approximately US$317,000 and bonus of US$60,000 for his services as a member of senior management.

The following chart summarizes payments made to our executive directors for the year ended December 31, 2015:

Cash payment
Executive Director	Executive Directors’ Fees	Bonus
Gerald E. O’Shaughnessy	US$200,000	US$75,000
James F. Park	US$450,000	US$325,000

Bonus payments above were approved by the Compensation Committee in September 2015 and reflect awards for previous years’ performance including the discretionary bonus payments made based on our performance in 2014. As part of our cost reduction efforts, executive fees for the first semester of 2015 have been voluntarily reduced by 20%.

Non-Executive Director Contracts

The current annual fees paid to our non-executive Directors correspond to US$80,000 to be settled in cash and US$100,000 to be settled in stock, paid quarterly in equal installments. In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of US$20,000 applies. A Director who serves as a member of any Board Committees receives an annual fee of US$10,000. Total payment due shall be calculated on an aggregate basis for Directors serving in more than one Committee. The Chairman fee is not added to the member’s fee while serving for the same Committee. Payments of Chairmen and Committee members’ fees are made quarterly in arrears and settled in cash only. As part of our cost reduction efforts, non-executive fees for the first semester of 2015 have been voluntarily reduced by 20%.

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2015.

Non-Executive Director	Non-Executive Directors’ Fees in US$	Fees paid in Common Shares (in US$) (1)
Juan Cristóbal Pavez(2)	99,000	90,029
Peter Ryalls (3)	108,000	90,029
Carlos Gulisano (4)	99,000	90,029
Steven J. Quamme (5)	33,322	30,885
Robert Bedingfield (6)	70,000	70,025

(1)	The numbers in this column are equal to 83,882 Common Shares (which amount equals to US$370,997). Of this amount of shares, 8,285 shares were not issued in 2015.

(2)	Compensation Committee Chairman and Member of Audit Committee.

(3)	Technical Committee Chairman, Member of Audit Committee and Member of Compensation Committee.

(4)	Nomination Committee Chairman and Member of Technical Committee.

(5)	Audit Committee Chairman and Member of Compensation Committee until resignation in 2015.

(6)	Audit Committee Chairman since March 2015

Pension and retirement benefits

We do not maintain any defined benefit pension plans or any other retirement programs for our employees or directors.

Equity Incentive Compensation

Performance-Based Employee Long-Term Incentive Program

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

On December 17, 2014, we registered 3,435,600 shares with the U.S. SEC for shares to be issued under the Stock Awards Plan. The following table sets forth the common share awards granted to our executive directors, management and key employees under the Stock Awards Plan commencing in 2008 through March 2016.

Number of underlying common shares outstanding	Grant date	Vesting date	Expiration date
976,211(1)	12/15/2008	12/15/2012	12/15/2018
817,600(1)	12/15/2010	12/15/2014	12/15/2020
478,000(1)	12/15/2011	12/15/2015	12/15/2021
720,000(2)	11/23/2012	11/23/2015	11/23/2016
379,500(3)	12/15/2012	12/15/2016	12/15/2022
417,000(4)	6/30/2013	12/31/2015	12/31/2019
500,000	12/31/2014	12/31/2017	12/31/2022

(1)	Pedro Aylwin holds 40,000 shares of the 2008 award, 25,000 shares of the 2010 award and 12,000 shares of the 2011 award.

(2)	James F. Park received 450,000 shares of such awards, and Gerald E. O’Shaughnessy received 270,000 shares of such awards.

(3)	This amount includes 50,000 common share awards that vested on October 31, 2014.

(4)	Vesting of these common share awards was subject to the achievement of certain minimum financial and operational targets during a performance period that runs through 2015. As such conditions were not achieved as of the vesting date, the corresponding shares were not issued.

Our executive directors, senior management and key employees who have received option awards or common share awards under the Stock Awards Plan authorize the Company to deposit any common shares they have received under this plan in our Employee Benefit Trust (“EBT”). The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. Under the terms of the EBT, each participant is entitled to receive any dividends we may pay which correspond to their common shares held by the trust, according to instructions sent by the Company to the trust administrator. The trust provides that Mr. James F. Park is entitled to vote all the common shares held in the trust.

Value Creation Plan

In July 2013, our compensation committee established the Value Creation Plan (“VCP”), to give our executive officers and key management members the opportunity to share in a percentage of the value created for shareholders in excess of a pre-determined share price target at the end of a performance period. Under the VCP, if as of December 31, 2015, our share price (defined as the average trading price of our common shares on the NYSE for the month of December 2015) had exceeded US$13.66, VCP participants would have received awards with an aggregate value equal to 10% of the excess above the market capitalization threshold generated by this share price (assuming that the share capital of the Company had remained at the same level as applicable at the time of establishment of the VCP: 43,495,585 shares). The awards would have vested and been paid in common shares 50% on December 31, 2015, and the remaining 50% on December 31, 2016. Notwithstanding the foregoing, the total number of common shares granted pursuant to this plan would not have exceeded 5% of the issued share capital of the Company. Additionally, the share price (and number of common shares outstanding) used to calculate if the market capitalization threshold had been met would have been subject to adjustment for any stock splits.

The performance conditions of the VCP awards were not achieved. On December 10th 2015, the Board of Directors approved a renewal of the VCP for a new period of three years, with new rewards granted on January 1, 2016. Under the current VCP, if as of December 31, 2018, our share price has increased by 12% or more per year adjusted for WTI according to the plan conditions, VCP participants will receive awards with an aggregate value equal to 10% of the excess above the market capitalization threshold generated by this share price (assuming that the share capital of the Company had remained at the same level as applicable at the time of establishment of the VCP: 59,535,614 shares). The awards will vest and be paid in common shares 50% on December 31, 2018, and the remaining 50% on December 31, 2019. As in the previous VCP, the total number of common shares granted pursuant to this plan shall not exceed 5% of the issued share capital of the Company.

Non-Executive Director Plan

In August 2014, our board of directors adopted the Non-Executive Director Plan in order to grant shares to non-executive directors as part of their compensation program for serving as directors. In accordance with the resolutions adopted by our board of directors on May 20, 2014, our non-executive directors are paid their quarterly fees in the form of equity awards granted under the Non-Executive Director Plan. Under the Non-Executive Director Plan, the compensation committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares. The maximum number of common shares available for issuance under the Non-Executive Director Plan is 180,000 common shares. The compensation committee has, as of March 31, 2016, awarded an aggregate amount of 141,128 common shares, which were immediately vested upon grant, under the Non-Executive Director Plan.

Potential dilution resulting from Equity Incentive Compensation Plans he percentage of total share capital that could be awarded to our directors, management and key employees under the Stock Awards Plan and the Non-Executive Director Plan described above would represent approximately 12% of our issued common shares. In accordance with existing equity compensation plans as of the date of this annual report, there are approximately 0.9 million shares that could vest until December 31, 2017, representing approximately 1.47% of our current total issued share capital.

Share Repurchase Program

In December 2014, our board of directors approved a Share Repurchase Program of up to US$10 million of our common shares, par value US$0.001 per share. The Share Repurchase Program began on December 19, 2014 and expired at the close of business on August 18, 2015. The repurchased shares will be used to offset, in part, any expected dilution effects resulting from the Company’s equity incentive compensation plans, including grants under the Stock Awards Plan and the Non-Executive Director Plan. In the year ended December 31, 2015, 0.37 million shares have been purchased under the Share Repurchase Program.

On April 5, 2016, we announced that we will resume our Share Repurchase Program of up to US$10 million of common shares, par value US$0.001 per share. The Share Repurchase Program will resume on April 6, 2016 and expire at the close of business on May 9, 2016, but it may be terminated prior to this date. The share repurchases may be made from time-to-time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The shares repurchased will be used to offset, in part, any expected dilution effects resulting from our employee incentive schemes, including grants under our Stock Award Plan and the Non-Executive Director Plan.

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

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on June 30, 2015. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2016. The board of directors meets at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination Committee, a Technical Committee and a Disclosure Committee. The composition and responsibilities of each committee are described below. Members serve on the Audit Committee for a period of three years. For the Compensation and Nomination Committees, members serve for a period of one year. For the Technical Committee and Disclosures Committee, members serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees to assist with its responsibilities.

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

Compensation Committee

The Compensation Committee is composed of three directors. The current members of the compensation committee are Mr. Juan Cristóbal Pavez (who serves as Chairman of the committee) and Mr. Peter Ryalls. Currently there is a vacancy created by the resignation of Mr. Steve J. Quamme effective March 19, 2015.

The Compensation Committee meets at least twice a year, and its specific responsibilities include: (a) recommending to the board of directors, the remuneration policy for the Chief Executive Officer, the Chairman, our executive directors and other members of executive management; (b) reviewing the performance of our executive directors and members of executive management; and (c) reviewing all incentive compensation plans, equity-based plans, and all modifications to such plans as well as administering and granting awards under all such plans and approving plan payouts; and (d) reviewing and making recommendations to the Board with respect to the adoption or modification of executive officer and director share ownership guidelines and monitor compliance with any adopted share ownership guidelines.

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

Disclosure Committee

The Disclosure Committee is composed of three nominated members, Mr. James Park, Mr. Andrés Ocampo and Mr. Pablo Ducci (who serves as Chairman of the committee), and certain other officers or managers per request.

The Disclosure Committee’s responsibilities include (a) review and approval of filings with the SEC and press releases, (b) review of presentations to analysts, investors and rating agencies and (c) establishment of disclosure controls and procedures.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.	Employees

As of December 31, 2015, we had approximately 352 employees, of which 133 were located in Colombia, 106 were located in Chile, 90 were located in Argentina, 12 were located in Brazil and 11 in Peru. This represented a decrease of 23% from December 31, 2014, a decrease largely attributable to our Chilean operations.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2015	2014	2013
Colombia	133	133	109
Chile	106	197	193
Brazil	12	12	4
Argentina	90	100	98
Peru	11	14	—
Total	352	456	404

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2015, 28 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.	Share ownership

As of March 8, 2016, members of our board of directors and our senior management held as a group 20,411,330 of our common shares and 34% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 8, 2016.

Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,894,496	13.2%
James F. Park(2)	7,891,269	13.2%
Juan Cristóbal Pavez(4)	2,922,031	4.9%
Carlos Gulisano	151,196	0.3%
Pedro Aylwin	220,859	0.4%
Peter Ryalls	80,352	0.1%
Robert Bedingfield	40,364	0.1%
Augusto Zubillaga	*	*
Alberto Matamoros	*	*
Marcela Vaca	*	*
Dimas Coelho	*	*
Carlos Murut	*	*
Salvador Minniti	*	*
Jose Díaz	*	*
Horacio Fontana	*	*
Ruben Marconi	*	*
Agustina Wisky	*	*
Guillermo Portnoi	*	*
Andrés Ocampo	*	*
Pablo Ducci	*	*
Sub-total senior management ownership of less than 1%	1,210,763	2.0%
Total	20,411,330	34.0%

*	Indicates ownership of less than 1% of outstanding common shares.

(1)	Beneficially owned by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, The Globe Resources Group Inc., and other investment vehicles. 7,172,482 of these common shares have been pledged pursuant to lending arrangements.

(1)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,464,265 common shares held as of March 8, 2016 in the EBT described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Awards Plan.” Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. 1,073,201 of these common shares have been pledged pursuant to lending arrangements.

(2)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 44,227 common shares held by him personally.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents the beneficial ownership of our common shares as of March 8, 2016.

Shareholder	Common shares	Percentage of outstanding common shares
Cartica Management LLC(1)	9,690,972	16.1%
Gerald E. O’Shaughnessy(2)	7,894,496	13.2%
James F. Park(3)	7,891,269	13.2%
IFC Equity Investments(4)	3,456,594	5.8%
Moneda A.F.I.(6)	3,184,650	5.3%
Juan Cristóbal Pavez(5)	2,922,031	4.9%
Other shareholders	24,988,973	41.6%
Total	60,028,985	100.0%

(1)	Held through certain private investment funds managed and controlled by Cartica Management, LLC. Mr. Steven Quamme and Mrs. Farida Khambata, partners at Cartica Management LLC, are deemed to have shared voting and investment power over such shares, on top of the shares personally held by each one of them. Mr. Quamme personally holds 20,236 shares and therefore is deemed to beneficially own an aggregate of 9,711,208 shares. Mrs. Farida Khambata personally holds 75,151 shares and therefore is deemed to beneficially own an aggregate of 9,766,123 shares.

(2)	Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and The Globe Resources Group Inc., and other investment vehicles. 7,172,482 of these common shares have been pledged pursuant to lending arrangements.

(3)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,464,265 common shares held as of March 8, 2016 in the employee benefit trust described under “Item 6. Directors, Senior Management and Employees—B. Compensation— Stock Awards Plan.” Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. 1,073,201 of these common shares have been pledged pursuant to lending arrangements.

(4)	IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 44,227 common shares held by him personally.

(6)	Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 31, 2016, we had 35 shareholders registered in the U.S. As of December 31, 2015, there were a total of 16 shareholders of record. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

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

LGI Colombia Agreements

On December 18, 2012, we, Agencia, GeoPark Colombia and LGI entered into the LGI Colombia Shareholders’ Agreement and a subscription share agreement, pursuant to which LGI acquired a 20% interest in GeoPark Colombia SAS. Further, on January 8, 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI (“LGI Colombia Members’ Agreement”), that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business in Colombia. We refer to the LGI Colombia Shareholders’ Agreement and the LGI Colombia Members’ Agreement collectively as the LGI Colombia Agreements. The LGI Colombia Agreements provide that the board of GeoPark Colombia SAS will consist of four directors; as long as LGI holds at least 14% of GeoPark Colombia SAS, LGI has the right to elect one director and such director’s alternate, while the remaining directors, and alternates, are elected by us. Additionally, the LGI Colombia Agreements require the consent of LGI or the LGI appointed director for GeoPark Colombia SAS to be able to take certain actions, including, among others: making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Colombia (other than as required under the terms of the relevant concessions for such blocks); creating a security interest over our blocks in Colombia; approving of GeoPark Colombia SAS’s annual budget and work programs and the mechanisms for funding any such budget or program; entering into any borrowings other than those provided in an approved budget or incurred in the ordinary course of business to finance working capital needs; granting any guarantee or indemnity to secure liabilities of parties other than those of our Colombian subsidiaries; changing the dividend, voting or other rights that would give preference to or discriminate against the shareholders of GeoPark Colombia SAS; entering into certain related party transactions; and disposing of any material assets other than those provided for in an approved budget and work program. The LGI Colombia Agreements also provide that: (i) if either we or LGI decide to sell our respective shares in GeoPark Colombia SAS, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling those shares to a third party; and (ii) any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. We and LGI also agreed to vote our common shares or otherwise cause GeoPark Colombia to declare dividends only after allowing for retentions for approved work programs and budgets, capital adequacy and tied surplus requirements of GeoPark Colombia, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia or our other Colombian subsidiaries and operational requirements. See “Item 4. Information on the Company—B. Business overview—Significant agreements—Agreements with LGI—LGI Colombia Agreements.”

IFC Subscription and Shareholders’ Agreement

On February 7, 2006, in order to finance the exploration, development and exploitation of our blocks in Chile and Argentina and the acquisition of additional exploration, development and exploitation blocks in Latin America, we, IFC and Gerald E. O’Shaughnessy and James F. Park, as Lead Investors, entered into an agreement (“IFC Subscription and Shareholders’ Agreement”), pursuant to which IFC agreed to subscribe and pay for 2,507,161 of our common shares, representing approximately 10.5% of our then-outstanding common shares, at an aggregate subscription price of US$10.0 million (or approximately US$3.99 per common share).

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

For further information relating to our related party transactions and balances outstanding as of December 31, 2015, 2014 and 2013, please see Note 32 to our Consolidated Financial Statements.

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

In Brazil, GeoPark Brasil is a party to a class action filed by the Federal Prosecutor’s Office regarding a concession agreement of exploratory Block PN-T-597, which the ANP initially awarded GeoPark Brasil in the 12th oil and gas bidding round held in November 2013. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brasil in December 2013 that prohibited GeoPark Brasil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. On July 17, 2015, GeoPark Brasil, at the instruction of the ANP, signed the concession agreement, which included a clause prohibiting GeoPark Brasil from conducting unconventional exploration activity in the area. Despite the clause containing the prohibition, the judge in the case concluded that the concession agreement should not be executed. Thus, GeoPark Brasil requested that the ANP comply with the decision and annul the concession agreement, which the ANP´s Board did on October 9, 2015. The annulment reverted the status of all parties to the status quo ante, which maintains GeoPark Brasil’s right to the block.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

We have never declared or paid any cash dividends on our common shares. We intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. Accordingly, we do not expect to pay cash dividends on our common shares in the foreseeable future. Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. Mainly resulting from the impact of the decline in oil prices, we have recorded accumulated losses amounting to US$208.4 million as of December 31, 2015, which further limits our ability to pay dividends in the foreseeable future.

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

Additionally, any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. See “Item 3. Key Information—D. Risk factors—Risks related to our common shares—We have never declared or paid, and do not intend to pay in the foreseeable future, cash dividends on our common shares, and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates” and “—We are a holding company dependent upon dividends from our subsidiaries, which may be limited by law and by contract from making distributions to us, which would affect our financial condition, including the ability to pay dividends on the common shares,” as well as “Item 10. Additional Information—B. Memorandum of association and bye-laws.”

B.	Significant changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—B. Business Overview.”

ITEM 9. THE OFFER AND LISTING

A.	Offering and listing details

Not applicable.

B.	Plan of distribution

Not applicable.

C.	Markets

On February 6, 2014 we completed our initial public offering and listed our common shares on the NYSE.

Our common shares have been listed on the NYSE under the symbol “GPRK” since February 7, 2014. They were previously listed on the AIM under the symbol “GPK” until February 19, 2014, and, from 2009 to 2015 had been admitted to trade on the Santiago Offshore Stock Exchange (Bolsa Offshore de la Bolsa de Comercio de Santiago).

The table below presents, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in US$) of our common shares on the NYSE.

	Common shares
	High	Low	Average daily trading volume
	(US$ per share)		(in shares)
Annual price history
2014 (from February 7 through December 31, 2014)	11.00	4.92	47,795
2015	5.59	2.70	23,838
2016 (through April 8, 2016	3.60	2.55	6.341
Quarterly price history
1st Quarter 2015	5.48	3.60	42,734
2nd Quarter 2015	5.59	4.00	23,385
3rd Quarter 2015	4.69	2.87	22,471
4th Quarter 2015	3.54	2.70	7,374
1st Quarter 2016	3.60	2.60	6,736
2nd Quarter 2016 (through April 8, 2016)	2.93	2.55	3.575
Monthly price history
November 2015	3.54	3.05	5,614
December 2015	3.44	2.70	8,216
January 2016	3.60	2.60	10,085
February 2016	3.28	2.88	3,602
March 2016	3.11	2.62	6,403
April 2016 (through April 8, 2016)	2.93	2.55	3.575

Source: NYSE Connect

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of association and bye-laws

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this annual report, there are 60,028,985 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and certain key employees. See “Item 6. Directors, Senior Management and Employees.”

According to our bye-laws, if our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least, in person or by proxy, holding or representing one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

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

Board composition

Our bye-laws provide that our board of directors will determine the maximum size of the board, provided that it shall be not be composed of fewer than three directors. The maximum number of directors currently allowed is nine directors and our board of directors currently consists of seven directors.

Election and removal of directors

Our bye-laws provide that our directors shall hold office for such term as the shareholders shall determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. Directors whose term has expired may offer themselves for re-election at each election of the directors.

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

Proceedings of board of directors

Our bye-laws provide that our business shall be managed by or under the direction of our board of directors. Our board of directors may act by the affirmative vote of a majority of the directors present at a meeting at which a quorum is present. The quorum necessary for the transaction of business at meetings of the board of directors shall be the presence of a majority of the board of directors from time to time. Our bye-laws also provide that resolutions unanimously signed by all directors are valid as if they had been passed at a meeting of the board duly called and constituted.

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

Interested directors

Pursuant to our bye-laws, a director shall declare the nature of his interest in any contract or arrangement with the company as required by the Bermuda Companies Act. A director so interested shall not, except in particular circumstances set out in our bye-laws, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company). A director will be liable to us for any secret profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

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

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance monies to our officers and directors for costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceeding against them on the condition that the officers and directors repay the monies if any allegation of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking ,by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Bye-law or otherwise. Our bye-laws provide that the company and the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officers’ duties, except with respect to any fraud or dishonesty, or to recover any gain, personal profit or advantage to which such director is not legally entitled.

Meetings of shareholders

Under Bermuda law, a company is required to convene the annual general meeting of shareholders each calendar year, unless the shareholders in a general meeting, elect to dispense with the holding of annual general meetings. Under Bermuda law and our bye-laws, a special general meeting of shareholders may be called by the board of directors and may be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings of shareholders.

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

Business combinations

A Bermuda company may engage in a business combination pursuant to a tender offer, amalgamation, merger or sale of assets. The amalgamation or merger of a Bermuda company with another company generally requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Shareholder approval is not required where (a) a holding company and one or more of its wholly-owned subsidiary companies amalgamate or merge or (b) two or more wholly-owned subsidiary companies of the same holding company amalgamate or merge. Under the Bermuda Companies Act (save for such “short-form amalgamations”), unless a company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at a meeting is required to pass a resolution to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or merger will require the approval of our board of directors and of our shareholders by a resolution adopted by 65% or more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the value of those shares.

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

Under Bermuda law, where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares not owned by the offeror, its subsidiaries or their nominees accept such offer, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders do not have express appraisal rights but are entitled to seek relief (within one month of the compulsory acquisition notice) from the court, which has power to make such orders as it thinks fit. Additionally, where one or more parties hold not less than 95% of the shares of a company, such parties may, pursuant to a notice given to the remaining shareholders, acquire the shares of such remaining shareholders. Dissenting shareholders have a right to apply to the court for appraisal of the value of their shares within one month of the compulsory acquisition notice. If a dissenting shareholder is successful in obtaining a higher valuation, that valuation must be paid to all shareholders being squeezed out or the purchaser may cancel the purchase notice sent.

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

Our bye-laws contain a provision through which we and our shareholders waive any claim or right of action that we or they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, including the breach of any fiduciary duty, except in respect of any fraud or dishonesty of such director or officer.

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

Enforcement of Judgments

We are incorporated as an exempted company with limited liability under the laws of Bermuda, and substantially all of our assets are located in Colombia, Chile, Brazil and to a lesser extent in Argentina. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

Material U.S. federal income tax considerations

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our common shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our common shares. This discussion applies only to a U.S. Holder that holds our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and differing tax consequences applicable to a U.S. Holder subject to special rules, such as:

•	certain financial institutions;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•	a person holding common shares as part of a straddle, wash sale or conversion transaction or entering into a constructive sale with respect to the common shares;

•	a person whose functional currency for U.S. federal income tax purposes is not the US$;

•	a partnership or other entities classified as partnerships for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”

•	a person that owns or is deemed to own 10% or more of our voting stock;

•	a person who acquired our shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a person holding common shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (“Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our common shares in their particular circumstances.

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

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2015, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Chilean tax on transfers of shares

In September 2012, Article 10 of the Chilean Income Tax Law Decree Law No. 824 of 1974, or the indirect transfer rules, were enacted, and impose taxes on the indirect transfer of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity as well as transfers of other assets and property of permanent establishments or other businesses in Chile. The 2014 tax reform introduces a measure which obliges the company from which shares are transferred to pay taxes if the entity which undertakes the transfer of shares fails to do so.

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

As a result of these rules, a capital gain tax of 35% will be applied by the Chilean tax authorities to the sale of any of our common shares if either of the above alternative are met. This rate might be subject to change in the short term. See “Item 4. Information on the Company—B. Business overview—I ndustry and regulatory framework —Chile.”

As of December 31, 2015, our Chilean Assets represented more than UTA 210,000 and represent more than 20% of our market value.

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

For further information on our market risks, please see Note 3 to our Consolidated Financial Statements.

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

As of December 31, 2015, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.	Changes in Internal Control over Financial Reporting

There have been changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected our internal control over financial reporting.

In 2014, we started implementing a new enterprise resource planning system (“ERP”) with a view to make our operations more efficient, improving process management and decision-making, and strengthening our internal control system. As part of this process, in 2015 we have successfully undertaken the implementation of this new ERP to our Colombian, Chilean, Brazilian and Argentinean operations to support its business processes.

ITEM 16. RESERVED

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

ITEM 16C. Principal Accountant Fees and Services

Amounts billed by PwC for audit and other services were as follows:

	2015	2014
	(in millions of US$)
Audit fees	0.56	0.62
Audit-related fees	0.13	—
Tax fees	—	0.28
Other fees paid	—	0.54
Total	0.69	1.44

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our Consolidated Financial Statements and not reported under the previous category. These services would include, among others: accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees

Tax fees are fees billed for professional services for tax compliance, tax advice and tax planning.

Pre-Approval Policies and Procedures

Following the listing of our common shares on the NYSE, the Audit Committee proposes the appointment of the independent auditor to the Board to be put to shareholders for approval at the Annual General meeting. The committee oversees the auditor selection process for new auditors and ensures key partners in the appointed firm are rotated in accordance with best practices. Also, following our NYSE listing, the Audit Committee is required to pre-approve the audit and non-audit fees and services performed by the Company’s auditors in order to be sure that the provision of such services does not impair the audit firm’s independence.

All of the audit fees, audit-related fees and tax fees described in this item 16C have been approved by the Audit Committee.

ITEM 16D. Exemptions from the listing standards for audit committees

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

The following table reflects purchases of our common shares by or on behalf of us or by any affiliated purchaser in 2015.

2015	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
January 1 to January 31	51,800	4,69	51,800	US$ 10 million
February 1 to February 28	70,900	4,09	70,900	US$ 10 million
March 1 to March 31	106,250	4,03	106,250	US$ 10 million
April 1 to April 30	8,600	4,74	8,600	US$ 10 million
May 1 to May 31	39,851	5,38	39,851	US$ 10 million
June 1 to June 30	21,372	5,14	21,372	US$ 10 million
July 1 to July 31	33,807	4,38	33,807	US$ 10 million
August 1 to August 31	37,494	3,73	37,494	US$ 10 million
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—
Total	370,074	4,36	370,074

In December 2014, the Board of Directors approved a program to repurchase up to US$10 million of common shares, par value US$0.001 per share of the Company. This Repurchase Program began on December 19, 2014 and expired on August 18, 2015. The Shares repurchased are used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan.

On April 5, 2016, we announced that we will resume our repurchase program of up to US$10 million of common shares, par value US$0.001 per share. The Repurchase Program will resume on April 6, 2016 and expire at the close of business on May 9, 2016, but it may be terminated prior to this date. The share repurchases may be made from time-to-time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The shares repurchased will be used to offset, in part, any expected dilution effects resulting from our employee incentive schemes, including grants under our Stock Award Plan and the Limited Non-Executive Director Plan.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Our common shares are listed on the NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards (“NYSE Standards”). As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

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

Foreign private issuers such as us will be exempt from these requirements if home country practice is followed. Bermuda law does not impose similar requirements, so we will not be required to implement the NYSE listing standards relating to compensation committees of domestic listed companies. All of the members of our compensation committee are independent, and the charter of our compensation committee does not require the compensation committee to consider the independence of any advisers that assist them in fulfilling their duties.

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

Foreign private issuers such as us are exempt from these additional requirements if home country practice is followed. Bermuda law does not impose similar requirements, and consequently, our audit committee does not perform these additional functions. Our Audit Committee is composed exclusively of independent auditors.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-82 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.4	Form of amended and restated bye-laws (incorporated herein by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.2	Indenture, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Limited, GeoPark Latin America Limited and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.3	Share Pledge Agreement, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Chile S.A., GeoPark Colombia S.A. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.4	Intercompany Loan Pledge Agreement, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Fell S.p.A., GeoPark Llanos SAS and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.5	Supplemental Indenture, dated December 20, 2013, among GeoPark Latin America Limited Agencia en Chile, GeoPark Latin America Limited, GeoPark Limited, GeoPark Latin America Coöperatie U.A. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).
4.1	Special Contract for the Exploration and Exploitation of Hydrocarbons, Fell Block, dated April 29, 1997, among the Republic of Chile, the Chilean Empresa Nacional de Petróleo (ENAP) and Cordex Petroleums Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.2	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the La Cuerva Block, dated April 16, 2008, between the Colombian Agencia Nacional de Hidrocarburos and Hupecol Caracara LLC (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.3	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.4	Subscription and Shareholders Agreement, dated February 7, 2006, among the International Finance Corporation, GeoPark Holdings Limited, Gerald O’Shaughnessy and James F. Park (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.5	Purchase and Sale Agreement, dated March 26, 2012, between Hupecol Cuerva Holdings LLC and GeoPark Llanos SAS (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

Exhibit no.	Description
4.6	Subscription Agreement, dated May 20, 2011, among LG International Corporation, GeoPark Chile Limited Agencia en Chile, GeoPark Chile S.A. and GeoPark Holdings Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.7	Shareholders’ Agreement, dated May 20, 2011, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.8	Subscription Agreement, dated December 18, 2012, among LG International Corporation, GeoPark Chile Limited Agencia en Chile, GeoPark Colombia S.A. and GeoPark Holdings Limited (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.9	Shareholders’ Agreement, dated December 18, 2012, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Colombia S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.10	Subordinated Loan Agreement, dated December 18, 2012, between LG International Corporation and Winchester Oil & Gas S.A. (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.11	Subscription Agreement, dated October 18, 2011, among LG International Corporation and GeoPark TdF S.A. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.12	Shareholders’ Agreement, dated October 4, 2011, among LG International Corporation, GeoPark TdF S.A. and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.13	Quota Purchase Agreement, dated May 14, 2013, between Panoro Energy do Brasil Ltda. and GeoPark Brasil Exploracão e Producão de Petróleo e Gás Ltda (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.14	Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.15	Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.16	First Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.17	Second Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on September 26, 2013).
4.18	Third Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.19	Fourth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.20	Fifth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. dated April 1, 2014. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015)†

Exhibit no.	Description
4.21	Sixth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. dated May 1, 2015.* †
4.22	Members’ Agreement, dated January 8, 2014, among GeoPark Latin America Coöperatie U.A., GeoPark Colombia Coöperatie U.A. and LG International Corporation (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).
4.23	Loan Agreement no. 4131, dated March 28, 2014, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2014)
4.24	Addendum and Amendment to Loan Agreement no. 4131, dated March 12, 2015, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015)
4.25	Prepayment Agreement for an Amount of up to US$100,000,000, dated December 18, 2015, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS and GeoPark Ltd.*
8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.2	Consents of DeGolyer and MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated April 15, 2016, for reserves in Chile, Colombia, Brazil and pro forma Peru as of December 31, 2015.*

*	Filed with this Annual Report on Form 20-F.

†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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

“bcm” means billion cubic meters.

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

“tcm” means trillion cubic meters.

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

Date: April 15, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GeoPark Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow present fairly, in all material respects, the financial position of GeoPark Limited and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & CO. S.R.L. By /s/ Carlos Martín Barbafina (Partner)
Carlos Martín Barbafina

Autonomous City of Buenos Aires, Argentina
March 9, 2016

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	Note	2015	2014	2013
NET REVENUE	7	209,690	428,734	338,353
Production and operating costs	8	(86,742)	(131,419)	(111,296)
Geological and geophysical expenses	11	(13,831)	(13,002)	(5,292)
Administrative expenses	12	(37,471)	(45,867)	(44,962)
Selling expenses	13	(5,211)	(24,428)	(17,252)
Depreciation		(105,557)	(100,528)	(69,968)
Write-off of unsuccessful efforts	19	(30,084)	(30,367)	(10,962)
Impairment loss for non-financial assets	19-36	(149,574)	(9,430)	-
Other (expenses) income		(13,711)	(1,849)	5,343
OPERATING (LOSS) PROFIT		(232,491)	71,844	83,964
Financial costs	14	(35,655)	(27,622)	(33,115)
Foreign exchange loss		(33,474)	(23,097)	(761)
(LOSS) PROFIT BEFORE INCOME TAX		(301,620)	21,125	50,088
Income tax benefit (expense)	16	17,054	(5,195)	(15,154)
(LOSS) PROFIT FOR THE YEAR		(284,566)	15,930	34,934
Attributable to: Owners of the Company		(234,031)	8,085	22,521
Non-controlling interest		(50,535)	7,845	12,413
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic	18	(4.05)	0.14	0.52
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted	18	(4.05)	0.14	0.48

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	2015	2014	2013
(Loss) Profit for the year	(284,566)	15,930	34,934
Other comprehensive income:
Items that may be subsequently reclassified to (loss) profit
Currency translation difference	(1,001)	(2,448)	(1,956)
Total comprehensive (Loss) Income for the year	(285,567)	13,482	32,978
Attributable to: Owners of the Company	(235,032)	5,637	20,565
Non-controlling interest	(50,535)	7,845	12,413

The notes on pages 7 to 82 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2015	2014
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	19	522,611	790,767
Prepaid taxes	21	1,172	1,253
Other financial assets	24	13,306	12,979
Deferred income tax asset	17	34,646	33,195
Prepayments and other receivables	23	220	349
TOTAL NON CURRENT ASSETS		571,955	838,543
CURRENT ASSETS
Inventories	22	4,264	8,532
Trade receivables	23	13,480	36,917
Prepayments and other receivables	23	11,057	13,993
Prepaid taxes	21	19,195	13,459
Other financial assets	24	1,118	-
Cash at bank and in hand	24	82,730	127,672
TOTAL CURRENT ASSETS		131,844	200,573
TOTAL ASSETS		703,799	1,039,116
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	25	59	58
Share premium		232,005	210,886
Reserves		123,016	124,017
(Accumulated losses) Retained earnings		(208,428)	40,596
Attributable to owners of the Company		146,652	375,557
Non-controlling interest		53,515	103,569
TOTAL EQUITY		200,167	479,126
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	26	343,248	342,440
Provisions and other long-term liabilities	27	42,450	46,910
Deferred income tax liability	17	16,955	30,065
Trade and other payables	28	19,556	16,583
TOTAL NON CURRENT LIABILITIES		422,209	435,998
CURRENT LIABILITIES
Borrowings	26	35,425	27,153
Current income tax liabilities		208	7,935
Trade and other payables	28	45,790	88,904
TOTAL CURRENT LIABILITIES		81,423	123,992
TOTAL LIABILITIES		503,632	559,990

TOTAL EQUITY AND LIABILITIES		703,799	1,039,116

The financial statements were approved by the Board of Directors on 9 March 2016.

The notes on pages 7 to 82 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital (1)	Share Premium	Other Reserve	Translation Reserve	(Accumulated losses) Retained earnings	Non-controlling Interest	Total
Equity at 1 January 2013	43	116,817	127,527	894	(5,860)	72,665	312,086
Comprehensive income:
Profit for the year	-	-	-	-	22,521	12,413	34,934
Currency translation differences	-	-	-	(1,956)	-	-	(1,956)
Total Comprehensive Income for the Year 2013	-	-	-	(1,956)	22,521	12,413	32,978
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	9,529	9,529
Share-based payment (Note 29)	1	4,049	-	-	7,245	509	11,804
Repurchase of shares (Note 25)	-	(440)	-	-	-	-	(440)
Total 2013	1	3,609	-	-	7,245	10,038	20,893
Balances at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Comprehensive income:
Profit for the year	-	-	-	-	8,085	7,845	15,930
Currency translation differences	-	-	-	(2,448)	-	-	(2,448)
Total Comprehensive Income for the Year 2014	-	-	-	(2,448)	8,085	7,845	13,482
Transactions with owners:
Proceeds from issue of shares	14	90,848	-	-	-	-	90,862
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	35	35
Share-based payment (Note 29)	-	-	-	-	8,605	573	9,178
Repurchase of shares (Note 25)	-	(388)	-	-	-	-	(388)
Total 2014	14	90,460	-	-	8,605	608	99,687
Balances at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Comprehensive income:
Loss for the year	-	-	-	-	(234,031)	(50,535)	(284,566)
Currency translation differences	-	-	-	(1,001)	-	-	(1,001)
Total Comprehensive Loss for the Year 2015	-	-	-	(1,001)	(234,031)	(50,535)	(285,567)
Transactions with owners:
Share-based payment (Note 29)	1	22,734	-	-	(14,993)	481	8,223
Repurchase of shares (Note 25)	-	(1,615)	-	-	-	-	(1,615)
Total 2015	1	21,119	-	-	(14,993)	481	6,608
Balances at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167

(1)	See Note 1.

The notes on pages 7 to 82 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Note	2015	2014	2013
Cash flows from operating activities
(Loss) Profit for the year		(284,566)	15,930	34,934
Adjustments for:
Income tax (benefit) expense	16	(17,054)	5,195	15,154
Depreciation		105,557	100,528	69,968
Allowance for doubtful accounts	13-23	-	741	-
Loss on disposal of property, plant and equipment		2,000	590	575
Impairment loss for non-financial assets	19-36	149,574	9,430	-
Write-off of unsuccessful efforts	19	30,084	30,367	10,962
Accrual of borrowing’s interests		28,460	25,754	22,085
Amortisation of other long-term liabilities	27	(703)	(468)	(1,165)
Unwinding of long-term liabilities	27	2,575	1,972	1,523
Accrual of share-based payment		8,223	8,373	9,167
Foreign exchange loss		33,474	23,097	761
Income tax paid		(7,625)	(1,306)	(4,040)
Changes in working capital	5	(24,104)	10,543	(32,629)
Cash flows from operating activities – net		25,895	230,746	127,295
Cash flows from investing activities
Purchase of property, plant and equipment		(48,842)	(238,047)	(215,234)
Acquisitions of companies, net of cash acquired		-	(114,967)	-
Collections related to financial leases		-	8,973	6,734
Cash flows used in investing activities – net		(48,842)	(344,041)	(208,500)
Cash flows from financing activities
Proceeds from borrowings		7,036	67,633	307,259
Proceeds from transaction with non-controlling interest (1)		-	35	40,667
Proceeds from loans from related parties		2,400	16,563	8,344
Proceeds from issuance of shares		-	90,862	3,442
Repurchase of shares		(1,615)	(388)	(440)
Principal paid to related parties		-	(8,344)	-
Principal paid		(89)	(17,087)	(179,360)
Interest paid		(25,754)	(24,558)	(15,894)
Cash flows (used in) / from financing activities - net		(18,022)	124,716	164,018

Net (decrease) increase in cash and cash equivalents		(40,969)	11,421	82,813

Cash and cash equivalents at 1 January		127,672	121,105	38,292
Currency translation differences		(3,973)	(4,854)	-
Cash and cash equivalents at the end of the year		82,730	127,672	121,105

Ending Cash and cash equivalents are specified as follows:
Cash in bank		82,720	127,560	121,113
Cash in hand		10	112	22
Bank overdrafts		-	-	(30)
Cash and cash equivalents		82,730	127,672	121,105

The notes on pages 7 to 82 are an integral part of these consolidated financial statements.

(1)	Proceeds from transaction with Non-controlling interest for the year ended 31 December 2013 includes: US$ 9,529,000 from capital contributions received in the period; and US$ 31,138,000 as result of collection of receivables included in Prepayment and other receivables as of 31 December 2012, relating to equity transactions made in 2012 and 2011.

NOTES

Note

1	General Information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina. The Group has working interests and/or economic interests in 35 hydrocarbon blocks.

These consolidated financial statements were authorised for issue by the Board of Directors on 9 March 2016.

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

The consolidated financial statements are presented in thousands (US$'000) of United States Dollars and all values are rounded to the nearest thousand (US$'000), except in the footnotes and where otherwise indicated.

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

All the information included in these consolidated financial statements corresponds to the Group, except where otherwise indicated.

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure

During 2015, the Management of the Company has changed the presentation of the Consolidated Statement of Income re-ordering the profit and loss line items, eliminating gross profit and showing the depreciation and write off of unsuccessful efforts lines separately. This change is intended to provide the financial statements users with more relevant information and a better explanation of the elements of performance. This change has been applied to 2014 and 2013, for comparative purposes.

If previous year’s disclosure had not changed, the Consolidated Statement of Income would have been as follows:

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	2015	2014	2013
NET REVENUE	209,690	428,734	338,353
Production costs	(188,575)	(229,650)	(179,643)
GROSS PROFIT	21,115	199,084	158,710
Exploration costs	(43,915)	(43,369)	(16,254)
Administrative costs	(41,195)	(48,164)	(46,584)
Selling expenses	(5,211)	(24,428)	(17,252)
Impairment loss for non-financial assets	(149,574)	(9,430)	-
Other operating (loss) / income	(13,711)	(1,849)	5,344
OPERATING (LOSS) PROFIT	(232,491)	71,844	83,964
Financial results	(69,129)	(50,719)	(33,876)
(LOSS) PROFIT BEFORE INCOME TAX	(301,620)	21,125	50,088
Income tax benefit (expense)	17,054	(5,195)	(15,154)
(LOSS) PROFIT FOR THE YEAR	(284,566)	15,930	34,934

The Company has also revised its consolidated statement of income and the consolidated statement of changes in equity for the years ended 31 December 2014 and 2013, to properly record the accrual of its share-based payments costs recognized during 2014 and 2013, originally allocated in full to the Company’s owners for a total amount of US$ 573,000 and US$ 509,000, respectively. These adjustments had no change in total profit for 2014 and 2013 or to total equity originally reported. The Company concluded that the adjustments were not material to the consolidated statement of income and the consolidated statement of changes in equity for the years ended 31 December 2014 and 2013.

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2015:

Annual Improvements to IFRSs – 2010-2012 Cycle and 2011 – 2013 Cycle

Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2015 and not early adopted.

Amendment to IFRS 9 ‘Financial Instruments’ addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting.

In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard. Following the changes approved by the IASB in July 2014, the group no longer expects any impact from the new classification, measurement and derecognition rules on the group’s financial assets and financial liabilities. There will also be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities.

The Group is yet to assess amendment to IFRS 9’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2018.

IFRS 15 ‘Revenue from Contracts with Customers’: the IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. 1 January 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application. The Group is yet to assess amendment to IFRS 15’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2017.

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

IFRS 16 ‘Leases’: the IASB has issued in January 2016 a new standard that sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead all leases are treated in a similar way to finance leases applying IAS 17. Leases are ‘capitalized’ by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment.

If lease payments are made over time, a company also recognizes a financial liability representing its obligation to make future lease payments. The most significant effect will be an increase in lease assets and financial liabilities. The Group is yet to assess IFRS 16’s full impact and intends to adopt it no later than the accounting period beginning on or after 1 January 2019.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Considering macroeconomic environment conditions (see Note 35), the performance of the operations, Group’s cash position, the offtake and the prepayment agreement signed with Trafigura (see Note 3) and over 80% of its total indebtedness maturing in 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future.  For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

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

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

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

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Note

2	Summary of significant accounting policies (continued)

2.5 Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia, Peru and Argentina is the US Dollar, meanwhile for the Group Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

Note

2	Summary of significant accounting policies (continued)

2.8 Production and operating costs

Production costs include wages and salaries incurred to achieve the net revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, leasing and royalties are also included within this account.

2.9 Financial costs

Financial costs include interest expenses, realised and unrealised gains and losses arising from transactions in foreign currencies and the amortisation of financial assets and liabilities. The Company has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. Amounts capitalised during the year totalled US$ 637,390 (US$ 3,112,317 in 2014 and US$ 1,312,953 in 2013).

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

A charge of US$ 30,084,000 has been recognised in the Consolidated Statement of Income (US$ 30,367,000 in 2014 and US$ 10,962,000 in 2013) for write-offs (see Note 19).

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

Depreciation is allocated in the Consolidated Statement of Income as a separate line to better follow up the performance of the business.

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

Note

2	Summary of significant accounting policies (continued)

2.11 Provisions and other long-term liabilities (continued)

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

The impairment loss recognised in 2015 amounted to US$ 149,574,000 (US$ 9,430,000 in 2014, nil in 2013) See Note 36. The write-offs are detailed in Note 19.

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

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Company does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Company would have to recognize amounts to approximately US$ 8,300,000.

Deferred tax balances are provided in full, with no discounting.

Note

2	Summary of significant accounting policies (continued)

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

2.17 Other financial assets

Non current other financial assets include contributions made for environmental obligations according to a Colombian government request. Current financial assets corresponds to short term investments with original maturities up to twelve months and over three months.

Note

2	Summary of significant accounting policies (continued)

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

Direct issue costs are charged to the Consolidated Statement of Income on an accruals basis using the effective interest method.

Note

2	Summary of significant accounting policies (continued)

2.22 Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.

•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue.

•	"Other reserve" representing:

-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,

-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries.

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.

•	"(Accumulated losses) Retained earnings" representing accumulated earnings and losses.

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

Note

2	Summary of significant accounting policies (continued)

2.23 Share-based payment (continued)

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

Currency risk

In Argentina, Colombia, Chile and Peru the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenues held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Chile, Colombia and Argentina subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT. The balances as of 31 December 2015 of VAT were credits for US$ 111,000 (US$ 73,000 in 2014) in Argentina, credits for US$ 9,077,000 (US$ 5,107,000 in 2014) in Chile, and credits for US$ 4,001,000 (payable US$ 1,358,000 in 2014) in Colombia.

Note

3	Financial Instruments-risk management (continued)

Currency risk (continued)

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

During 2015, the Argentine Peso devaluated by 52% (31% and 33% in 2014 and 2013, respectively) against the US Dollar, the Chilean Peso devaluated by 16% (16% and 10% in 2014 and 2013 respectively) and the Colombian Peso devaluated by 32% (24% and 9% in 2014 and 2013, respectively).

If the Argentine Peso, the Chilean Peso and the Colombian Peso had each devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 1,003,300 (post – tax profit lower by US$ 621,400 in 2014 and higher by US$ 279,000 in 2013).

In Brazil the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the cash at bank and Itaú and intercompany loans. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from cash at bank held in US Dollars and for the intercompany loan and Itaú loan described in Note 26. The exchange loss generated by the Brazilian subsidiary during 2015 amounted to US$ 35,605,000 (US$ 17,573,000 in 2014 and nil in 2013).

During 2015, the Brazilian Real devaluated by 47% against the US Dollar (13% and 15% in 2014 and 2013, respectively). If the Brazilian Real had devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 7,400,000 (post – tax profit lower by US$ 5,660,000 in 2014 and higher by US$ 3,652,000 in 2013).

As of 31 December 2015, the balances denominated in the Peruvian local currency (Peruvian Soles) are not material.

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

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

Between October 2014 and February 2016, WTI and Brent have fallen more than 60%, affecting both the Company’s results in 2015 and the Company’s expectations for 2016 (see Note 35).

In Colombia, the price of oil is based on Vasconia, a marker broadly used in the Llanos basin, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur, delivery point and water content.

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

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, post-tax loss for the year would have been higher by US$ 23,940,000 (post tax profit lower by US$ 29,186,000 in 2014 and US$ 27,179,000 in 2013).

The Group has no price-hedging transaction currently outstanding. The Board could consider adopting commodity price hedging measures, when deemed appropriate, according to the size of the business, production levels and market implied volatility.

Note

3	Financial Instruments-risk management (continued)

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers.

In Colombia, the Group have diversified the customer base and for the year ended 31 December 2015, the Colombian subsidiary made 62.1% of the oil sales to Gunvor (a global privately-held company, dedicated to commodities trading), 12.6% to Trafigura (one of the world’s leading independent commodity trading and logistics houses) and 9.2% to Petrominerales (a local independent company, dedicated to oil and gas exploration and production), with Gunvor accounting for 39.1%, Trafigura 7.9% and Petrominerales 5.8% of consolidated revenues for the same period.

All the oil produced in Chile is sold to ENAP as well as the gas produced by TdF Blocks (15% of total revenue, 28% in 2014 and 40% in 2013), the State owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of the Methanex, a Canadian public company (7% of consolidated revenues, 6% in 2014 and 7% in 2013).

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

The Group is positioned at the end of 2015 with a cash balance of US$ 82,730,000 and over 80% of its total indebtedness maturing in 2020. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 20,000 boepd in production. This scale and positioning permit GeoPark to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

Note

3	Financial Instruments-risk management (continued)

Funding and liquidity risk (continued)

However, during 2015 and impacted by the current low oil price environment, the Company’s Leverage Ratio and the Interest Coverage did not meet certain thresholds included in the 2020 Bond Indenture. This situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes (Note 26).

The most significant funding transactions executed in 2015 and 2014 include:

On February 2014, the Group received a gross proceed of US$ 98,000,000 from the issuance of new shares.

On March 2014, GeoPark executed a loan agreement with Itaú BBA International (Itau) for US$ 70,450,000 to finance the acquisition of a working interest in the Manatí field (Brazil) maturing between 2015 and 2019.

On March 2015, the Group reached an agreement with Itau to: (i) extend the principal payments that were originally due in 2015 (amounting to approximately US$ 15,000,000), which were divided pro-rata during the remaining principal instalments, starting in March 2016 and (ii) increase the variable interest rate equal to the six-month LIBOR + 4.0%.

On December 2015, the Group announced the execution of an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provides GeoPark with access to up to US$ 100,000,000 in the form of prepaid future oil sales, subject to certain customary covenants. Funds committed by Trafigura are available to GeoPark upon request until September 2016 and are to be repaid by the Company through future oil deliveries over 2.5 years with a six-month grace period. As of 31 December 2015 no prepayments were requested.

Note

3	Financial Instruments-risk management (continued)

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to cash flow to interest rate risk.

The Group does not face interest rate risk on its US$ 300,000,000 Notes which carry a fixed rate coupon of 7.50% per annum. As consequence, the accruals and interest payment are no substantially affected to the market interest rate changes.

At 31 December 2015 the outstanding long-term borrowing affected by variable rates amounted to US$ 76,178,000, representing 20% of total borrowings, which was composed by the loans from Itaú Bank and Banco de Chile that have a floating interest rate based on LIBOR.

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

At 31 December 2015, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax loss for the year would have been US$ 507,000 higher (post-tax profit lower US$ 312,000 in 2014, nil in 2013).

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

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range, in normal market conditions. Due to the market conditions prevailing during 2015 the gearing ratio at year end is above such range. Measures taken by the Company in this connection are described in Note 35.

Note

3	Financial Instruments-risk management (continued)

Capital risk management (continued)

The gearing ratios at 31 December 2015 and 2014 were as follows:

Amounts in US$ '000	2015	2014
Net Debt	295,943	241,921
Total Equity	200,167	479,126
Total Capital	496,110	721,047
Gearing Ratio	60%	34%

Note

4	Accounting estimates and assumptions

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

The key estimates and assumptions used in these consolidated financial statements are noted below:

•	Cash flow estimates for impairment assessments require assumptions about two primary elements - future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The group´s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and own assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions will differ, management considers the assessment of impairment to be a critical accounting estimate (see Notes 35 and 36).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2015 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

Note

4	Accounting estimates and assumptions (continued)

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;

o	future production rates based on historical performance and expected future operating and investment activities;

o	future oil and gas prices and quality differentials;

o	assumed effects of regulation by governmental agencies; and

o	future development and operating costs.

Management believes these factors and assumptions are reasonable based on the information available to them at the time of preparing the estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

•	The Group adopts the successful efforts method of accounting. The Management of the Company makes assessments and estimates regarding whether an exploration asset should continue to be carried forward as an exploration and evaluation asset not yet determined or when insufficient information exists for this type of cost to remain as an asset. In making this assessment the Management takes professional advice from qualified experts.

•	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

Note

4	Accounting estimates and assumptions (continued)

•	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Company has adopted the following criterion for recognising well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area on the basis of a cash flow that is discounted at an average interest rate applicable to Company’s indebtedness. The liabilities recognised are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

•	From time to time, the Company may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, the Company receives notice of environmental, health and safety violations. Based on what the Management of the Company currently knows, it is not expected any material impact on the financial statements.

Note

5	Consolidated Statement of Cash Flow

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

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2015	2014	2013
Increase in asset retirement obligation	985	1,603	7,183
Financial leases	-	-	14,133
Increase in provisions for other long-term liabilities	-	5,636	-
Purchase of property, plant and equipment	830	1,382	12,799

Note

5	Consolidated Statement of Cash Flow (continued)

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment, cash flows relating to the purchase and sale of enterprises to third parties and cash flows from financial lease transactions. Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans. Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2015	2014	2013
Increase in Prepaid taxes	(16,611)	(3,310)	(4,283)
Decrease / (Increase) in Inventories	2,752	(410)	(4,166)
Decrease / (Increase) in Trade receivables	22,470	13,791	(10,357)
Decrease / (Increase) in Prepayments and other receivables and Other assets	405	12,569	(13,330)
Decrease in Trade and other payables	(33,120)	(12,097)	(493)
	(24,104)	10,543	(32,629)

Note

6	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. As from 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

Note

6	Segment information (continued)

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

Segment areas (geographical segments):

Amounts in US$ '000	Argentina	Brazil	Colombia	Peru	Chile	Corporate	Total
2015
Net revenue	597	32,388	131,897	-	44,808	-	209,690
Sale of crude oil	597	955	131,897	-	29,180	-	162,629
Sale of gas	-	31,433	-	-	15,628	-	47,061
Production and operating costs	(1,448)	(8,056)	(48,534)	-	(28,704)	-	(86,742)
Royalties	(34)	(2,998)	(8,150)	-	(1,973)	-	(13,155)
Transportation costs	(2)	-	(2,068)	-	(2,441)	-	(4,511)
Share-based payment	(197)	-	(234)	-	(132)	-	(563)
Other costs	(1,215)	(5,058)	(38,082)	-	(24,158)	-	(68,513)
Operating (loss) / profit	(2,350)	6,639	(37,227)	(6,719)	(180,264)	(12,570)	(232,491)
Adjusted EBITDA	(684)	20,460	66,736	(6,520)	(183)	(6,022)	73,787

Depreciation	(199)	(13,568)	(52,434)	(129)	(39,227)	-	(105,557)
Impairment loss	-	-	(45,059)	-	(104,515)	-	(149,574)
Write-off	-	-	(4,333)	-	(25,751)	-	(30,084)
Total assets	3,181	114,974	153,071	4,287	381,143	47,143	703,799

Employees (average)	93	11	130	16	153	-	403
Employees at year end	90	12	133	11	106	-	352

Note

6	Segment information (continued)

Amounts in US$ '000	Argentina	Brazil	Colombia	Peru	Chile	Corporate	Total
2014
Net revenue	1,308	35,621	246,085	-	145,720	-	428,734
Sale of crude oil	1,304	1,541	246,054	-	118,203	-	367,102
Sale of gas	4	34,080	31	-	27,517	-	61,632
Production costs	(550)	(8,148)	(80,953)	-	(41,768)	-	(131,419)
Royalties	(241)	(2,794)	(12,354)	-	(6,777)	-	(22,166)
Transportation costs	(87)	-	(4,663)	-	(6,784)	-	(11,534)
Share-based payment	(433)	-	(423)	-	(763)	-	(1,619)
Other costs	211	(5,354)	(63,513)	-	(27,444)	-	(96,100)
Operating (loss) / profit	(4,321)	10,658	67,212	(2,419)	11,733	(11,019)	71,844
Adjusted EBITDA	(816)	22,637	130,209	(2,425)	76,420	(5,948)	220,077

Depreciation	(229)	(11,613)	(51,584)	-	(37,077)	(25)	(100,528)
Impairment loss	-	-	(9,430)	-	-	-	(9,430)
Write-off	(31)	-	(1,564)	-	(28,772)	-	(30,367)
Total assets	3,839	151,770	263,070	4,813	541,481	74,143	1,039,116

Employees (average)	100	10	121	4	208	-	443
Employees at year end	100	12	133	14	197	-	456

Amounts in US$ '000	Argentina	Brazil	Colombia	Peru	Chile	Corporate	Total
2013
Net revenue	1,538	-	179,324	-	157,491	-	338,353
Sale of crude oil	1,532	-	179,324	-	134,579	-	315,435
Sale of gas	6	-	-	-	22,912	-	22,918
Production costs	(287)	-	(72,479)	-	(38,530)	-	(111,296)
Royalties	(194)	-	(9,661)	-	(7,384)	-	(17,239)
Transportation costs	(204)	-	(4,733)	-	(6,455)	-	(11,392)
Share-based payment	(347)	-	(905)	-	(1,300)	-	(2,552)
Other costs	458	-	(57,180)	-	(23,391)	-	(80,113)
Operating (loss) / profit	(1,942)	(3,107)	38,811	-	63,110	(12,908)	83,964
Adjusted EBITDA	166	(3,037)	82,611	-	96,348	(8,835)	167,253

Depreciation	(225)	(2)	(39,406)	-	(30,239)	(96)	(69,968)
Write-off	-	-	(3,258)	-	(7,704)	-	(10,962)
Total assets	7,977	29,222	259,421	-	477,263	72,532	846,415

Employees (average)	97	3	107	-	184	-	391
Employees at year end	98	4	109	-	193	-	404

Approximately 22% of capital expenditure was allocated to Chile (66% in 2014 and 63% in 2013), 66% was allocated to Colombia (29% in 2014 and 37% in 2013) and 12% was allocated to Brazil (5% in 2014, nil in 2013). The capital expenditure referred does not include total consideration for M&A activities.

Note

6	Segment information (continued)

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

Amounts in US$ '000	2015	2014	2013
Operating netback	118,027	274,509	214,682
Administrative expenses	(30,590)	(40,340)	(39,572)
Geological and geophysical expenses	(13,650)	(14,092)	(7,857)
Adjusted EBITDA for reportable segments	73,787	220,077	167,253
Depreciation (a)	(105,557)	(100,528)	(69,968)
Share-based payment	(8,223)	(8,373)	(9,167)
Impairment and write-off of unsuccessful efforts	(179,658)	(39,797)	(10,962)
Others (b)	(12,840)	465	6,808
Operating (loss) profit	(232,491)	71,844	83,964
Financial costs	(35,655)	(27,622)	(33,115)
Foreign exchange loss	(33,474)	(23,097)	(761)
(Loss) Profit before tax	(301,620)	21,125	50,088
(a)	Net of capitalised costs for oil stock included in Inventories.

(b)	In 2015 includes termination costs (see Note 36). Also includes internally capitalised costs.

Note

7	Net Revenue

Amounts in US$ '000	2015	2014	2013
Sale of crude oil	162,629	367,102	315,435
Sale of gas	47,061	61,632	22,918
	209,690	428,734	338,353

Note

8	Production and operating costs

Amounts in US$ '000	2015	2014	2013
Well and facilities maintenance	19,974	25,475	20,662
Staff costs (Note 10)	17,999	16,112	11,650
Share-based payment (Notes 10 and 29)	563	1,619	2,552
Royalties	13,155	22,166	17,239
Consumables	8,591	16,157	14,855
Transportation costs	4,511	11,534	11,392
Equipment rental	3,517	7,563	7,139
Safety and Insurance costs	3,239	5,733	4,843
Gas plant costs	2,878	3,277	3,217
Field camp	2,645	5,932	4,805
Non operated blocks costs	2,127	9,730	5,635
Other costs	7,543	6,121	7,307
	86,742	131,419	111,296

Note

9	Depreciation

Amounts in US$ '000	2015	2014	2013
Oil and gas properties	84,849	89,651	59,234
Production facilities and machinery	15,467	9,621	9,341
Furniture, equipment and vehicles	2,850	1,862	964
Buildings and improvements	874	523	661
Depreciation of property, plant and equipment (*)	104,040	101,657	70,200

Related to:

Productive assets	100,316	99,360	68,579
Administrative assets	3,724	2,297	1,621
Depreciation total (*)	104,040	101,657	70,200

(*) Depreciation without considering capitalised costs for oil stock included in Inventories.

Note

10	Staff costs and Directors Remuneration

	2015	2014	2013
Number of employees at year end	352	456	404
Amounts in US$ '000
Wages and salaries	40,574	41,593	29,504
Share-based payments (Note 29)	8,223	9,178	8,362
Share-based payments – Cash awards (Note 29)	-	(805)	805
Social security charges	6,197	6,597	5,291
Director’s fees and allowance	1,239	1,998	1,426
	56,233	58,561	45,388

Recognised as follows:

Production and operating costs	18,562	17,731	14,202
Geological and geophysical expenses	11,336	12,939	7,676
Administrative expenses	26,335	27,891	23,510
	56,233	58,561	45,388

Board of Directors’ and key managers’ remuneration
Salaries and fees	6,549	11,003	7,702
Share-based payments	6,544	3,314	2,971
Other benefits in kind	167	130	742
	13,260	14,447	11,415

Note

10	Staff costs and Directors Remuneration (continued)

Directors’ Remuneration

	Executive Directors’ Fees	Executive Directors’ Bonus(7)	Non-Executive Directors’ Fees (in US$)	Director Fees Paid in Shares No. of Shares (1)	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$ 200,000	US$ 75,000	-	-	US$ 275,000
James F. Park	US$ 450,000	US$ 325,000	-	-	US$ 775,000
Pedro Aylwin (2)	-	-	-	-	-
Peter Ryalls(3)	-	-	US$ 108,000	20,343	US$ 198,029
Juan Cristóbal Pavez(4)	-	-	US$ 99,000	20,343	US$ 189,029
Carlos Gulisano(5)	-	-	US$ 99,000	20,343	US$ 189,029
Steven J. Quamme(6)	-	-	US$ 33,322	5,811	US$ 64,207
Robert Bedingfield	-	-	US$ 70,000	17,042	US$ 140,025

1 Only 8,285 shares of the 83,882 shares paid as Director Fees were not issued during 2015 (see Note 29).

2 Pedro Aylwin has a service contract that provides for him to act as Manager of Corporate Governance so he resigned his fees as Director.

3 Technical Committee Chairman.

4 Compensation Committee Chairman.

5 Nomination Committee Chairman.

6 Audit Committee Chairman until his resignation on 19 March 2015. Afterwards the Chairman is Robert Bedingfield.

7 On 10 December 2015, 123,839 shares were allocated to the payment of the Bonus.

The non-executive Directors annual fees correspond to US$ 80,000 to be settled in cash and US$ 100,000 to be settled in stocks, paid quarterly in equal installments. In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of US$ 20,000 shall apply. A Director who serves as a member of any Board Committees shall receive an annual fee of US$ 10,000. Total payment due shall be calculated in an aggregate basis for Directors serving in more than one Committee. The Chairman fee shall not be added to the member´s fee for the same Committee. Payments of Chairmen and Committee members´ fees shall be made quarterly in arrears and settled in cash only.

During the first half of 2015, a decrease of 20% in the compensation program for the services of the non-executive Directors was approved.

Stock Awards to Executive Directors

The following Stock Options were issued to Executive Directors during 2012:

Name	N° of Underlying Common Shares	Grant Date	Exercise Price (US$)	Earliest Exercise Date
Gerald O’Shaughnessy	270,000	23 Nov 2012	0.001	23 Nov 2015
James F. Park	450,000	23 Nov 2012	0.001	23 Nov 2015

On 30 November 2015, the 720,000 shares were issued.

Note

11	Geological and geophysical expenses

Amounts in US$ '000	2015	2014	2013
Staff costs (Note 10)	10,557	11,712	6,451
Share-based payment (Notes 10 and 29)	779	1,227	1,225
Allocation to capitalised project	(598)	(2,317)	(2,437)
Other services	3,093	2,380	1,406
Amortisation of other long-term liabilities related to unsuccessful efforts	-	-	(600)
Recovery of abandonments costs	-	-	(753)
	13,831	13,002	5,292

Note

12	Administrative expenses

Amounts in US$ '000	2015	2014	2013
Staff costs (Note 10)	18,215	20,366	16,694
Share-based payment (Notes 10 and 29)	6,881	5,527	5,390
Consultant fees	4,115	6,791	6,424
Office expenses	2,535	3,190	2,652
Travel expenses	1,497	2,052	1,258
Director’s fees and allowance	1,238	1,998	1,426
New projects	559	2,798	3,720
Other administrative expenses	2,431	3,145	7,398
	37,471	45,867	44,962

Note

13	Selling expenses

Amounts in US$ '000	2015	2014	2013
Transportation	4,760	23,106	16,181
Selling taxes	440	433	406
Storage	11	148	665
Allowance for doubtful accounts	-	741	-
	5,211	24,428	17,252

Note

14	Financial costs

Amounts in US$ '000	2015	2014	2013
Financial expenses
Interest and amortisation of debt issue costs	30,543	29,466	25,208
Less: amounts capitalised on qualifying assets	(637)	(3,112)	(1,313)
Bank charges and other financial costs	4,443	2,672	2,519
Unwinding of long-term liabilities (Note 27)	2,575	1,972	1,523
Notes GeoPark Fell SpA cancellation costs	-	-	8,603
Financial income
Interest received	(1,269)	(3,376)	(3,425)
	35,655	27,622	33,115

Note

15	Tax reforms in Colombia and Chile

Colombia

The Colombian Congress approved a Tax Reform in December 2014. This reform had introduced a temporary net wealth tax assessed on net equity on domestic and foreign legal entities, kept the rate of the income tax on equality (Enterprise contribution on equality, “CREE” for its Spanish acronym) at 9%, and applied a CREE surcharge until 2018, among other changes.

The net wealth tax (NWT) assessed on net equity applied for tax years 2015 through 2017 for domestic and foreign entities that hold any wealth in Colombia, directly or indirectly, via permanent establishments (PEs) or branches. In the case of foreign or domestic individuals, the NWT would apply until 2018.

NWT applied at progressive rates ranging from 1.15% in 2014; 1% in 2015 and decreased to 0.4% in 2016 and finally would disappear in 2017, for corporate taxpayers. NWT paid is not deductible or creditable for Colombian income tax purposes.

The Reform also extended the current 9% CREE tax rate, which was scheduled to decrease to 8% in 2016. Also, it introduced a new CREE surcharge, beginning in 2015, from 5% in 2015, 6% in 2016, and 8% in 2017 to 9% in 2018. Therefore, the accumulated corporate income tax rate will rise to 43% in 2018. The Company considered the effects of this rate increase in the deferred income tax calculation.

Note

15	Tax reforms in Colombia and Chile (continued)

Colombia (continued)

In addition, in December 2015, Colombia's government announced its plan for a tax reform to be submitted to Congress in March 2016. The main proposed changes included in the project are the following:

-       Unification between Income Tax and CREE, resulting in a “new income tax” with a rate between 30% and 35%;

-       Elimination of NWT;

-       Incorporation of dividend distribution withholding tax, with a rate between 10% and 15%;

-       Increase of VAT rate from 16% to 19%

All these measures, if approved, will have effect for 2017 fiscal year onwards.

Chile

The Chilean Congress approved a reform to the income tax law in September 2014. Under this reform the income tax rate increased from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018.

The operating subsidiaries that GeoPark controls in Chile, which are GeoPark TdF S.A., GeoPark Fell SpA and GeoPark Magallanes Limitada, are not affected by such income tax reform since they are covered by the tax treatment established in the Special contract of operations (“CEOPs”).

Note

16	Income tax

Amounts in US$ '000	2015	2014	2013
Current tax	7,262	23,574	13,337
Deferred income tax (Note 17)	(24,316)	(18,379)	1,817
	(17,054)	5,195	15,154

Note

16	Income Tax (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2015	2014	2013
(Loss) Profit before tax	(301,620)	21,125	50,088
Tax losses from non-taxable jurisdictions	15,852	5,010	14,348
Taxable (loss) profit	(285,768)	26,135	64,436

Income tax calculated at domestic tax rates applicable to (losses) profits in the respective countries	(62,589)	7,606	14,011
Tax losses where no deferred income tax is recognised	16,325	148	328
Effect of currency translation on tax base	6,776	(8,128)	(5,146)
Expiration of tax loss carry-forwards	-	-	1,988
Changes in the income tax rate (Note 15)	625	691	-
Non recoverable tax loss carry-forwards	15,537	-	-
Non-taxable results (1)	6,272	4,878	3,973
Income tax	(17,054)	5,195	15,154

(1)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Argentina, Brazil, Colombia, Peru and Chile) ranges from 15% to 39%.

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2015	2014	2013
Argentina	3,834	6,707	10,259
Chile (1)	209,910	105,293	15,935
Brazil (1)	-	3,191	-
Total tax losses at 31 December	213,744	115,191	26,194

(1) Taxable losses have no expiration date.

At the balance sheet date deferred tax assets in respect of tax losses in Argentina and in certain Companies in Chile have not been recognised as there is insufficient evidence of future taxable profits before the statute of limitation of these tax losses causes them to expire.

Note

16	Income Tax (continued)

Expiring dates for tax losses accumulated at 31 December 2015 are:

Expiring date	Amounts in US$ '000
2016	986
2017	1,301
2020	1,547

Note

17	Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2015	2014
Deferred tax at 1 January	3,130	(9,729)
Acquisition of subsidiaries	-	(3,132)
Reclassification (1)	(6,061)	(2,123)
Currency translation differences	(3,694)	(265)
Income statement credit	24,316	18,379
Deferred tax at 31 December	17,691	3,130

(1) Corresponds to differences between income tax provision and the final tax return presented.

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2015 and 2014 are as follows:

Amounts in US$ '000	At the beginning of year	Currency translation differences	(Charged) / credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	1,434	-	30,314	31,748
Taxable losses	31,761	(3,694)	(25,169)	2,898
Total 2015	33,195	(3,694)	5,145	34,646
Total 2014	13,358	(423)	20,260	33,195

Note

17	Deferred income tax (continued)

Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	(Charged) / credited to net profit	Reclassification (1)	Currency translation differences	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(34,717)	-	10,110	(1,409)	-	(26,016)
Taxable losses	4,652	-	9,061	(4,652)	-	9,061
Total 2015	(30,065)	-	19,171	(6,061)	-	(16,955)
Total 2014	(23,087)	(3,132)	(1,881)	(2,123)	158	(30,065)

(1) Corresponds to differences between income tax provision and the final tax return presented.

Note

18	Earnings per share

Amounts in US$ '000 except for shares	2015	2014	2013
Numerator:
(Loss) Profit for the year attributable to owners	(234,031)	8,085	22,521
Denominator:
Weighted average number of shares used in basic EPS	57,759,001	56,396,812	43,603,846
(Losses) Earnings after tax per share (US$) – basic	(4.05)	0.14	0.52

Amounts in US$ '000 except for shares	2015 (*)	2014	2013
Weighted average number of shares used in basic EPS	57,759,001	56,396,812	43,603,846
Effect of dilutive potential common shares
Stock awards at US$ 0.001	-	2,443,600	2,928,203
Weighted average number of common shares for the purposes of diluted earnings per shares	57,759,001	58,840,412	46,532,049
Earnings after tax per share (US$) – diluted	(4.05)	0.14	0.48

(1) For the year ended 31 December 2015, there were 1,032,279 of potential shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

Note

19	Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets(2)	Total
Cost at 1 January 2013	344,371	3,576	86,949	3,198	54,025	93,106	585,225

Additions	9,367	2,060	512	-	89,976	133,301	235,216
Disposals	(553)	(22)	(15,870)(*)	-	-	-	(16,445)
Write-off / Impairment loss	-	-	-	-	-	(10,962) (a)	(10,962)
Transfers	140,075	117	27,246	3,820	(103,572)	(67,686)	-
Cost at 31 December 2013	493,260	5,731	98,837	7,018	40,429	147,759	793,034

Additions	3,013	3,367	11	490	136,232	97,919	241,032
Acquisition of subsidiaries	112,646	201	-	-	-	-	112,847
Currency translation differences	(21,941)	(122)	-	-	-	(988)	(23,051)
Disposals	-	(353)	(666)	-	-	-	(1,019)
Write-off / Impairment loss	(9,430)	-	-	-	-	(30,367) (b)	(39,797)
Transfers	172,399	3,233	13,464	2,019	(117,236)	(73,879)	-
Cost at 31 December 2014	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046

Additions	(4,640)(1)	954	-	272	36,543	12,299	45,428
Currency translation differences	(27,522)	(182)	(2,577)	(92)	-	(1,510)	(31,883)
Disposals	(241)	(13)	(1,685)	(84)	-	-	(2,023)
Write-off / Impairment loss	(128,956)	-	(13,242)	-	(7,376)	(30,084) (c)	(179,658)
Transfers	60,404	929	30,690	895	(58,769)	(34,149)	-
Cost at 31 December 2015	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Depreciation and write-down at 1 January 2013	(98,156)	(1,836)	(26,336)	(1,060)	-	-	(127,388)
Depreciation	(59,234)	(964)	(9,341)	(661)	-	-	(70,200)
Depreciation and write-down at 31 December 2013	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(89,651)	(1,862)	(9,621)	(523)	-	-	(101,657)
Disposals	-	278	151	-	-	-	429
Currency translation differences	6,602	(65)	-	-	-	-	6,537
Depreciation and write-down at 31 December 2014	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(84,849)	(2,850)	(15,467)	(874)	-	-	(104,040)
Disposals	-	8	-	15	-	-	23
Currency translation differences	4,115	(26)	-	(92)	-	-	3,997
Depreciation and write-down at 31 December 2015	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Carrying amount at 31 December 2013	335,870	2,931	63,160	5,297	40,429	147,759	595,446
Carrying amount at 31 December 2014	509,508	7,608	66,499	7,283	59,425	140,444	790,767
Carrying amount at 31 December 2015	327,819	6,428	64,218	7,323	29,823	87,000	522,611

Note

19	Property, plant and equipment (continued)

(*) During 2013, the Company entered into a finance lease for which it has transferred a substantial portion of the risk and rewards of some assets which had a book value of US$ 14,100,000. In 2014, the finance lease finalized when the purchase option on the assets subject to the agreement was exercised by the lessee.

(1) Corresponds to the effect of change in estimate of assets retirement obligations in Colombia.

(2) Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 64,094,000 (US$ 99,939,000 in 2014 and US$ 117,841,000 in 2013).

Amounts in US$ '000	Total
Exploration wells at 31 December 2013	29,918
Additions	87,741
Write-offs	(24,339)
Transfers	(52,815)
Exploration wells at 31 December 2014	40,505
Additions	16,067
Write-offs	(6,280)
Transfers	(27,386)
Exploration wells at 31 December 2015	22,906

As of 31 December 2015, there were seven exploratory wells that have been capitalised for a period over a year amounting to US$ 19,273,000 and three exploratory wells that have been capitalised for a period less than a year amounting to US$ 3,633,000.

(a) Corresponds to the cost of five unsuccessful exploratory wells: two of them in Chile (one in Fell Block and one in Tranquilo Block) and three of them in Colombia (one well in Cuerva Block, one well in each of the non-operated blocks, Arrendajo and Llanos 32).

(b) Corresponds to the cost of ten unsuccessful exploratory wells: eight of them in Chile (three in Flamenco Block, two in Fell Block, two in Tranquilo Block and one in Campanario Block) and two of them in Colombia (two in the non-operated Arrendajo Block). The charge also includes the loss generated by the write-off of the remaining seismic cost for Otway and Tranquilo Blocks, registered in previous years.

(c) Corresponds to the cost of two unsuccessful exploratory wells in Colombia (one well in CPO4 Block and one well in Llanos 32). The charge also includes the loss generated by the write-off of the seismic cost for Flamenco Block in Chile generated by the relinquishment of 143 sq km in November 2015 and the write off of two wells drilled in previous years in the same block for which no additional work would be performed.

Note

20	Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2015:

(*) LGI is not a subsidiary, it is Non-controlling interest.

Note

20	Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a) (f)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	100% (a) (h)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	CN-V (Argentina)	50%
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

(f)	On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil.

Note

21	Prepaid taxes

Amounts in US$ '000	2015	2014
V.A.T.	14,486	8,884
Income tax payments in advance	4,844	4,834
Other prepaid taxes	1,037	994
Total prepaid taxes	20,367	14,712
Classified as follows:
Current	19,195	13,459
Non current	1,172	1,253
Total prepaid taxes	20,367	14,712

Note

22	Inventories

Amounts in US$ '000	2015	2014
Crude oil	2,120	6,719
Materials and spares	2,144	1,813
	4,264	8,532

Note

23	Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2015	2014
Trade receivables	13,480	36,917
	13,480	36,917
To be recovered from co-venturers (Note 32)	4,634	5,931
Related parties receivables (Note 32)	38	-
Prepayments and other receivables	6,605	8,411
	11,277	14,342
Total	24,757	51,259

Classified as follows:
Current	24,537	50,910
Non current	220	349
Total	24,757	51,259

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2015, trade receivables of US$ 51,000 (US$ 6,092 in 2014) were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances due between 31 days and 90 days as of 31 December 2015 and 2014.

Note

23	Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2015	2014
At 1 January	774	33
Foreign exchange income	(178)	-
Allowance for doubtful accounts (Note 13)	-	741
	596	774

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note

24	Financial instruments by category

Amounts in US$ '000	Loans and receivables
	2015	2014
Assets as per statement of financial position
Trade receivables	13,480	36,917
To be recovered from co-venturers (Nota 32)	4,634	5,931
Other financial assets (*)	14,424	12,979
Cash at bank and in hand	82,730	127,672
	115,268	183,499

(*) Other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations. Non current financial assets also include a non current account receivable. Current financial assets corresponds to short term investments with original maturities up to three months.

Note

24	Financial instruments by category (continued)

Amounts in US$ '000	Other financial liabilities at amortised cost
	2015	2014
Liabilities as per statement of financial position
Trade payables	25,906	64,457
Payables to related parties (Note 32)	21,045	16,591
To be paid to co-venturers (Note 32)	113	1,335
Borrowings	378,673	369,593
	425,737	451,976

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2015	2014
Trade receivables
Counterparties with an external credit rating (Moody’s)
Ba2	-	11,793
B3	5,834	-
Baa3	6,315	11,292
Counterparties without an external credit rating
Group1 (*)	1,331	13,832
Total trade receivables	13,480	36,917

(*) Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

Note

24	Financial instruments by category (continued)

Cash at bank and other financial assets (1)
Amounts in US$ '000	2015	2014
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	862	17
A2	46,272	22,621
Aa2	460	-
A3	1,675	-
Ba1	3,705	-
Baa1	105	40,402
Baa3	29,425	42,218
Caa2	160	21,145
BBB-	56	-
BRC 1+	-	994
Counterparties without an external credit rating	14,424	13,142
Total	97,144	140,539

(1) The remaining balance sheet item ‘cash at bank and in hand’ corresponds to cash on hand amounting to US$ 10,000 (US$ 112,000 in 2014).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2015
Borrowings	42,865	44,419	391,988	-
Trade payables	25,906	-	-	-
Payables to related parties	1,561	1,561	25,094	-
	70,332	45,980	417,082	-
At 31 December 2014
Borrowings	41,124	40,342	109,152	322,500
Trade payables	64,457	-	-	-
Payables to related parties	1,325	1,325	17,226	-
	106,906	41,667	126,378	322,500

Note

25	Share capital

Issued share capital	2015	2014
Common stock (amounts in US$ ‘000)	59	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	59,535,614	57,790,533
Total common shares in issue	59,535,614	57,790,533

Authorised share capital
US$ p0er share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2015, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;

•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2013			43.9	44
IPO	Feb 2014	14.0	57.9	58
Stock awards	Feb 2014	0.0	57.9	58
Buyback program	Dec 2014	(0.1)	57.8	58
Shares outstanding at the end of 2014			57.8	58
Stock awards	Nov 2015	1.5	59.3	59
Stock awards	Dec 2015	0.5	59.8	60
Stock awards	Dec 2015	0.1	59.9	60
Buyback program	Dec 2015	(0.4)	59.5	59
Shares outstanding at the end of 2015			59.5	59

Note

25	Share capital (continued)

Stock Award Program and Other Share Based Payments

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

Under the stock awards programs and other share based payments, during 2013, 60,000 new common shares were issued, pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 506,630.

On 12 November 2015 and 22 December 2015, 817,600 and 478,000 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 11,359,000 and US$ 3,577,000, respectively. On 17 September 2013, 295,599 common shares were allotted to the trustee of the EBT, generating a share premium of US$ 3,441,689.

On 30 November 2015 720,000 new common shares were issued to the Executive Directors, generating a share premium of US$ 7,309,000.

During 2015, the Company issued 99,555 (2,301 in 2014 and 10,430 in 2013) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 486,692 (US$ 22,413 in 2014 and US$ 100,988 in 2013). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

IPO

On 7 February 2014, the SEC declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98,000,000.

Buyback Program

On 19 December 2014, the Company approved a program to repurchase up to US$ 10,000,000 of common shares, par value US$ 0.001 per share of the Company (the “Repurchase Program”). The Repurchase Program began on 19 December 2014 and was resumed on 14 April 2015 and then on 10 June 2015, expiring on 18 August 2015. The Shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan. During 2015 and 2014, the Company purchased 370,074 and 73,082 common shares for a total amount of US$ 1,615,000 and US$ 388,000, respectively. These transactions had no impact on the Company’s results.

Note

26	Borrowings

Amounts in US$ '000	2015	2014
Outstanding amounts as of 31 December
Notes GeoPark Latin America Agencia en Chile (a)	302,495	300,963
Banco Itaú (b)	69,142	68,540
Banco de Crédito e Inversiones (c)	-	90
Banco de Chile (d)	7,036	-
	378,673	369,593
Classified as follows:
Current	35,425	27,153
Non current	343,248	342,440

The fair value of these financial instruments at 31 December 2015 amounts to US$ 352,410,000 (US$ 360,181,000 in 2014). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 7.51% (2014: 7.40%) and are within level 2 of the fair value hierarchy.

(a) During February 2013, the Company successfully placed US$ 300,000,000 notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these consolidated financial statements, the Company’s Debt to EBITDA ratio was 5.1 times and the EBITDA to Interest ratio was 2.4 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

Note

26	Borrowings (continued)

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. The facility agreement includes customary events of default, and requires the Brazilian subsidiary to comply with customary covenants, including the maintenance of a ratio of net debt to EBITDA of up to 3.5x for the first two years and up to 3.0x thereafter. The credit facility also limits the borrower’s ability to pay dividends if the ratio of net debt to EBITDA is greater than 2.5x. As of the date of these consolidated financial statements, the Company has complied with these covenants.

In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) increase the variable interest rate to six-month LIBOR + 4.0%.

(c) During October 2007, GeoPark executed a mortgage loan agreement with Banco de Crédito e Inversiones (BCI), a Chilean private bank, for the acquisition of the operational base in Fell Block. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The mortgage loan was fully repaid on October 2015.

(d) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

As of the date of these consolidated financial statements, the Group has available credit lines for over US$ 37,000,000.

Note

27	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2014	24,166	6,204	2,706	33,076
Addition to provision	1,603	-	5,934	7,537
Recovery of abandonments costs	(1,317)	-	-	(1,317)
Acquisition of subsidiaries	6,862	-	-	6,862
Foreign currency translation	(1,170)	-	-	(1,170)
Exchange difference	1,170	-	(752)	418
Amortisation	-	(468)	-	(468)
Unwinding of discount	1,972	-	-	1,972
At 31 December 2014	33,286	5,736	7,888	46,910
Addition to provision	985	-	293	1,278
Recovery of abandonments costs	(5,229)	-	-	(5,229)
Foreign currency translation	(2,469)	-	-	(2,469)
Exchange difference	2,469	-	(2,381)	88
Amortisation	-	(703)	-	(703)
Unwinding of discount	2,575		-	2,575
At 31 December 2015	31,617	5,033	5,800	42,450

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells. The amortisation is in line with the related asset.

Other mainly relates to fiscal controversies associated to income taxes in one of the Colombian subsidiaries. These controversies relate to fiscal periods prior to the acquisition of these subsidiaries by the Company. In connection to this, the Company has recorded an account receivable for an amount of US$ 5,636,000, with the previous owners for the same amount, which is recognized under other financial assets in the balance sheet.

Note

28	Trade and other payables

Amounts in US$ '000	2015	2014
V.A.T	908	3,449
Trade payables	25,906	64,457
Payables to related parties (1) (Note 32)	21,045	16,591
Staff costs to be paid	6,702	7,226
Royalties to be paid	2,475	2,398
Taxes and other debts to be paid	8,197	10,031
To be paid to co-venturers	113	1,335
	65,346	105,487
Classified as follows:
Current	45,790	88,904
Non current	19,556	16,583

(1)	The outstanding amount corresponds to a loan granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The maturity of this loan is July 2020 and the applicable interest rate is 8% per annum.

The average credit period (expressed as creditor days) during the year ended 31 December 2015 was 38 days (2014: 50 days)

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note

29	Share-based payment

IPO Award Program and Executive Stock Option plan

The Group has established different stock awards programs and other share-based payment plans to incentivise the Directors, senior management and employees, enabling them to benefit from the increased market capitalization of the Company.

Stock Award Program and Other Share Based Payments

During 2008, GeoPark Shareholders voted to authorize the Board to use up to 12% of the issued share capital of the Company at the relevant time for the purposes of the Performance-based Employee Long-Term Incentive Plan.

Note

29	Share-based payment (continued)

Main characteristics of the Stock Awards Programs are:

•	All employees are eligible.

•	Exercise price is equal to the nominal value of shares.

•	Vesting period is four years.

•	Specific Award amounts are reviewed and approved by the Executive Directors and the Remuneration Committee of the Board of Directors.

On 23 November 2012, the Remuneration Committee and the Board of Directors approved granting 720,000 options over ordinary shares of US$0.001 each to the Executive Directors. Options granted vest on the third anniversary of the date on which they are granted and have an exercise price of US$0.001. On 30 November 2015, the options were exercised and the shares were issued.

Additionally, during 2013 the Company approved two new share-based compensation programs: i.) a stock awards plan oriented to Managers (non-Top Management) and key employees who qualifies as an equity-settled plan and ii.) a cash awards plan, oriented to all non-management employees which qualifies as a cash-settled plan.

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

Note

29	Share-based payment (continued)

On 10 December 2015, after full discussion by the Compensation Committee regarding programs´ conditions, the Committee confirmed conditions will not be archived (mainly impacted by oil international prices) to execute these programs.

On 19 December 2014, the Company has approved a new share-based compensation program for 500,000 shares oriented to new employees. This new program, which was granted on 31 December 2014, has a vesting period of three years.

Details of these costs and the characteristics of the different stock awards programs and other share based payments are described in the following table and explanations:

Year of issuance	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	Charged to net profit
						2015	2014	2013
2014	500,000	-	-	-	500,000	898	-	-
2013	478,000	-	478,000	-	-	594	1,291	619
2012	428,000	-	48,500	-	379,500	636	1,102	1,296
2011	478,000	-	-	478,000	-	879	848	893
2010	817,600	-	-	817,600	-	-	2,623	2,779
Subtotal						3,007	5,864	5,587
Stock options to Executive Directors	720,000	-	-	720,000	-	2,390	2,474	2,365
Shares granted to Non-Executive Directors	23,958	83,882	-	99,555	8,285	371	223	101
VCP	-	-	-	-	-	617	617	309
Executive Directors Bonus	-	123,839	-	-	123,839	400	-	-
Key Management Bonus	-	445,185	-	-	445,185	1,438	-	-
	3,445,558	652,906	526,500	2,115,155	1,456,809	8,223	9,178	8,362

The awards that are forfeited correspond to employees that had left the Group before vesting date, except for the ones related to the 2013 program that are forfeited because the conditions were not achieved.

Note

30	Interests in Joint operations

The Group has interests in nine joint operations, which are engaged in the exploration of hydrocarbons in Chile, Colombia and Brazil.

In Chile, GeoPark is the operator in all the blocks. In Colombia, GeoPark is the operator in Llanos 34 and Yamu/Carupana blocks.

The following amounts represent the Company’s share in the assets, liabilities and results of the joint operations which have been consolidated line by line in the consolidated statement of financial position and statement of income:

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Current Liabilities	Total Liabilities	NET ASSETS/ (LIABILITIES)	Net revenue	Operating (loss) profit
2015
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	45	45	(2)	(2)	43	-	(69)
GeoPark TdF S.A.
Flamenco Block	50%	14,932	-	14,932	(53)	(53)	14,879	1,810	(51,411)
Campanario Block	50%	27,570	-	27,570	(10)	(10)	27,560	13	(7,267)
Isla Norte Block	60%	8,583	-	8,583	(16)	(16)	8,567	355	(5,661)
Colombia SAS
Llanos 17 Block	36.84%	-	-	-	(93)	(93)	(93)	3	(6,325)
Yamu/Carupana Block	89,5%	3,569	2,061	5,630	(2,235)	(2,235)	3,395	1,409	(16,552)
Llanos 34 Block	45%	76,667	429	77,096	(3,295)	(3,295)	73,801	114,276	53,049
Llanos 32 Block	10%	3,106	96	3,202	(213)	(213)	2,989	8,258	(1,343)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	50,801	12,930	63,731	(10,395)	(10,395)	53,336	32,388	20,354

Note

30	Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Current liabilities	Total Liabilities	NET ASSETS/ (LIABILITIES)	Net revenue	Operating (loss) profit
2014
GeoPark Magallanes Ltda.
Tranquilo Block	50%	109	-	109	(125)	(125)	(16)	-	(220)
GeoPark TdF S.A.
Flamenco Block	50%	35,110	-	35,110	(1,653)	(1,653)	33,457	4,385	(6,278)
Campanario Block	50%	34,309	-	34,309	(7,086)	(7,086)	27,223	216	(6,151)
Isla Norte Block	60%	12,208	-	12,208	(241)	(241)	11,967	901	(283)
Colombia SAS
Llanos 17 Block	36.84%	6,037	-	6,037	(122)	(122)	5,915	1,292	(160)
Yamu/Carupana Block	90% - 79.5%	16,590	2,211	18,801	(2,727)	(2,727)	16,074	10,560	(2,916)
Llanos 34 Block	45%	76,726	1,514	78,240	(3,380)	(3,380)	74,860	176,624	96,889
Llanos 32 Block	10%	8,909	27	8,936	(122)	(122)	8,814	11,024	4,041
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	46,382	43,891	90,273	(11,587)	(11,587)	78,686	35,621	18,935
2013
GeoPark Magallanes Ltda.
Tranquilo Block	29%	15,255	210	15,465	(391)	(391)	15,074	-	(275)
GeoPark TdF S.A.
Flamenco Block	50%	42,048	-	42,048	(2,537)	(2,537)	39,511	243	(239)
Campanario Block	50%	17,172	-	17,172	(405)	(405)	16,767	-	-
Isla Norte Block	60%	4,497	-	4,497	(303)	(303)	4,194	-	-
Colombia SAS
Llanos 17 Block	36.84%	6,448	29	6,477	-	-	6,477	1,407	(544)
Yamu/Carupana Block	75% - 54.50%	15,476	482	15,958	-	-	15,958	17,727	2,127
Llanos 34 Block	45%	51,963	1,129	53,092	-	-	53,092	78,390	39,192
Llanos 32 Block	10%	4,993	-	4,993	-	-	4,993	5,507	1,035

Capital commitments are disclosed in Note 31 (b).

Note

31	Commitments

(a) Royalty commitments

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using a level of production sliding scale at a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

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

In accordance with Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI exceeds the base price settled in table A, the Company should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see table A) and S = Share (see table B).

Table A		Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

Note

31	Commitments (continued)

(a) Royalty commitments (continued)

Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011.  These payments involve both an earnings based measure and an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Company’s best estimate of the total commitment over the remaining life of the concession is in a range between US$ 50,000,000 and US$ 60,000,000. During 2015, the Company has accrued and paid US$ 7,100,000 (US$ 24,600,000 in 2014 and US$ 11,500,000 in 2013) and US$ 9,200,000 (US$ 21,000,000 in 2014 and US$ 7,800,000 in 2013), respectively.

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

(b) Capital commitments

Chile

On 18 August 2015, the Chilean Ministry accepted the Company’s proposal to extend the first exploratory period in the Campanario Block and Isla Norte Block for an additional period of 18 months. The future investment commitments assumed by GeoPark outstanding are up to:

•	Campanario Block: 3 exploratory wells before 11 July 2017 (US$ 11,880,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2017 (US$ 6,480,000)

The investments made in the first exploratory period will be assumed 100% by GeoPark. As of 31 December 2015, the Company has established a guarantee for its commitments that amounts to US$ 17,500,000.

Note

31	Commitments (continued)

(b) Capital commitments (continued)

On 6 January 2016, the Chilean Ministry accepted the Company’s proposal for the commitments related to the second exploratory phase in the Flamenco Block which commenced on 8 November 2015. The investment related to the drilling of one exploratory well will be assumed 100% by GeoPark and shall be made before 7 November 2017. The remaining commitment amounts to US$ 2,100,000.

Colombia

The Llanos 62 Block (100% working interest) has committed to drill two exploratory wells before June 2016. The remaining commitment amounts to US$ 6,000,000.

The VIM 3 Block minimum investment program consists of 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,200,000 during the initial three year exploratory period ending in September 2018.

The Llanos 34 Block (45% working interest) has committed to drill two exploratory wells before September 2017. The remaining commitment amounts to US$ 4,320,000 at GeoPark’s working interest.

Brazil

On 14 May 2013, the ANP awarded GeoPark seven new concessions in Brazil in an international bidding round, Round 11. For these seven concessions, GeoPark committed to invest a minimum of US$ 17,000,000 (including bonuses and work program commitment for the first exploratory phase). During this first exploratory phase, that lasts three years, GeoPark has already invested US$ 6,300,000 in seismic and US$ 4,500,000 in bonuses paid to ANP.

For SEAL-T-268 Block, awarded on 28 November 2013 by the ANP in the international bidding Round 12, GeoPark has committed to invest a minimum of US$ 700,000 (including bonus and work program commitments) during the first exploratory period ending May 2017.

In October 2015, the Company was awarded four new exploratory blocks in the Brazil Bid Round 13. GeoPark has committed to invest for the new blocks, a minimum of approximately US$ 2,500,000 (including bonus and work program commitments) during the first exploratory period ending December 2018. GeoPark has already invested US$ 370,000 in signature bonus paid to ANP.

Note

31	Commitments (continued)

(b) Capital commitments (continued)

Argentina

On 20 August 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energia S.A. ("EMESA").  The consortium consists of Pluspetrol (Operator with a 72% working interest ("WI"), EMESA (Non-operated with a 10% WI) and GeoPark (Non-operated with an 18% WI).

GeoPark has committed to a minimum aggregate investment of US$ 6,200,000 for its WI, which includes the work program commitment on both blocks during the first three years of the exploratory period.

On 22 July 2015, the Company signed a farm-in agreement with Wintershall for the CN-V Block in Argentina. GeoPark will operate during the exploratory phase and receive a 50% working interest in the CN-V Block in exchange for its commitment to drill two exploratory wells, for a total of US$ 10,000,000.

(c) Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

During 2015 a total amount of US$ 16,731,000 (US$ 19,409,000 in 2014 and US$19,110,000 in 2013) was charged to the income statement and US$ 7,102,000 of operating leases were capitalised as Property, plant and equipment (US$ 51,341,000 in 2014 and US$ 37,263,000 in 2013).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2015	2014	2013
Operating lease commitments
Falling due within 1 year	12,878	37,926	68,817
Falling due within 1 – 3 years	8,257	33,949	56,556
Falling due within 3 – 5 years	2,456	16,109	31,145
Falling due over 5 years	309	505	505
Total minimum lease payments	23,900	88,489	157,023

Note

32	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2015, are:

Shareholder	Common shares	Percentage of outstanding common shares
Cartica Management LLC(1)	9,690,972	16.28%
Gerald E. O’Shaughnessy(2)	7,871,276	13.22%
James F. Park(3)	7,891,269	13.25%
IFC Equity Investments(4)	3,456,594	5.81%
Moneda A.F.I.(5)	3,184,650	5.35%
Juan Cristóbal Pavez(6)	2,913,709	4.89%
Other shareholders	24,527,144	41.20%
	59,535,614	100.00%

(1) Held through certain private investment funds managed and controlled by Cartica Management, LLC. Mr. Steven Quamme and Mrs. Farida Khambata, partners at Cartica Management LLC, are deemed to have shared voting and investment power over such shares, added to the shares personally held by each one of them. Mr. Quamme personally holds 20,236 shares and therefore is deemed to beneficially own an aggregate of 9,711,208 shares and Mrs. Farida Khambata personally holds 75,151 shares and therefore is deemed to beneficially own an aggregate of 9,766,123 shares.

(2) Beneficially owned by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, The Globe Resources Group Inc., and other investment vehicles.

(3) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 328,812 common shares held as of 31 December 2015 in the employee benefit trust described under ‘‘Management—Compensation—Employee Benefit Trust’’.

(4) IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5) Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

(6) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 35,905 common shares held by him personally.

Note

32	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2015
To be recovered from co-venturers	-	4,634	Joint Operations	Joint Operations
Prepayments and other receivables	-	38	LGI	Partner
Payables account	-	(21,045)	LGI	Partner
To be paid to co-venturers	-	(113)	Joint Operations	Joint Operations
Financial costs	1,560	-	LGI	Partner
Geological and geophysical expenses	101	-	Carlos Gulisano	Non-Executive Director (*)
Administrative expenses	66	-	Carlos Gulisano	Non-Executive Director (*)
Administrative expenses	377	-	Pedro Aylwin	Executive Director (**)
2014
To be recovered from co-venturers	-	5,931	Joint Operations	Joint Operations
Payables account	-	(16,591)	LGI	Partner
To be paid to co-venturers	-	(1,335)	Joint Operations	Joint Operations
Financial costs	592	-	LGI	Partner
Geological and geophysical expenses	16	-	Carlos Gulisano	Non-Executive Director (*)
Administrative expenses	114	-	Carlos Gulisano	Non-Executive Director (*)
Administrative expenses	568	-	Pedro Aylwin	Executive Director (**)
2013
To be recovered from co-venturers	-	15,508	Joint Operations	Joint Operations
Payables account	-	(8,456)	LGI	Partner
To be paid to co-venturers	-	(1,201)	Joint Operations	Joint Operations
Financial costs	112	-	LGI	Partner
Geological and geophysical expenses	24	-	Carlos Gulisano	Non-Executive Director (*)
Administrative expenses	176	-	Carlos Gulisano	Non-Executive Director (*)

(*) Corresponding to consultancy services.

(**) Corresponding to wages and salaries for US$ 317,000 (US$ 374,000 in 2014) and bonus for US$ 60,000 (US$ 194,000 in 2014).

There have been no other transactions with the Board of Directors, Executive Board, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the consolidated financial statements, the normal remuneration of Board of Directors and Executive Board and other benefits informed in Note 10.

Note

33	Fees paid to Auditors

Amounts in US$ '000	2015	2014	2013
Audit fees	557	620	1,091 (*)
Tax services fees	129	281	292
Non-audit services fees	-	540	45
Fees paid to auditors	686	1,441	1,428

(*) Include fees related to the IPO process.

Non-audit services fees relates to due diligence, consultancy and other services for 2014 and 2013.

Note

34	Business transactions

a.	Colombia

Swap operation

On 19 November 2015, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Cerrito Block for additional interests held by Trayectoria, the counterpart in the Yamú Block, operated by GeoPark, that includes a 10% economic interest in all of the Yamú fields. According to the terms of the swap operation, GeoPark written off a receivable with Trayectoria. Following this transaction, GeoPark shall continue to be the operator and have an 89.5% interest in the Carupana Field and 100% in Yamú and Potrillo Fields, all fields located in the Yamú Block. The Company recognized a US$ 296,000 loss as a result of this transaction.

On 29 July 2014, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Arrendajo Block for additional interests held by the counterpart in the Yamú Block (GeoPark operated) that includes a 15% economic interest in all of the Yamú fields except for the Carupana field, where the counterparty had a 25% economic interest. According to the terms of the exchange, GeoPark received US$ 3,200,000 in cash from the exchange, adjusted by working capital. Following this transaction, GeoPark shall continue to be the operator and have a 79.5% interest in the Carupana Field and 90% in Yamú and Potrillo Fields, all fields located in the Yamú Block. This transaction had no impact on the results of the Company.

Note

34	Business transactions (continued)

b.	Brazil

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

Note

34	Business transactions (continued)

b.	Brazil (continued)

The following table summarises the consideration paid, the fair value of assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$ '000	Total
Cash (including working capital adjustments)	140,100
Total consideration	140,100
Cash and cash equivalents	25,133
Property, plant and equipment (including mineral interest)	112,847
Trade receivables	9,757
Prepayments and other receivables	5,945
Other financial assets	950
Deferred income tax liabilities	(3,132)
Trade and other payables	(4,538)
Provision for other long-term liabilities	(6,862)
Total identifiable net assets	140,100

The purchase price allocation above mentioned is final. Acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2012.

The revenue included in the consolidated statement of comprehensive income since acquisition date contributed by the acquired company was US$ 35,621,000 for the year 2014. The acquired company also contributed profit of US$ 18,952,000 over the same period. Had Rio das Contas been consolidated from 1 January 2014 the consolidated statement of income would show pro-forma revenue of US$ 440,298,000 and profit of US$ 23,139,000 for the year 2014.

Round 12

On 28 November 2013, the ANP awarded GeoPark two concessions in the ANP´s 12th Bid Round. One of these two concessions was the Block PN-T-597. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction to which GeoPark Brazil had interpreted that it could not proceed to execution of the concession agreement, GeoPark filed a request to the ANP to suspend the execution of the Concession Agreement. In April 2015, GeoPark was called to have the contract signed, which occurred on 17 July 2015. Notwithstanding all GeoPark efforts to seek for clarification to whether or not the Concession Agreement could be executed according to ANP´s understanding, the judge issued an interlocutory decision on 13 August 2015, with a clear position that the Concession Agreement should not be executed. GeoPark immediately filed a Request towards ANP to annul the signature of the contract and all its effects and revert to the status quo ante, which maintains Geopark´s right to the Block. On 9 October 2015, ANP´s Board issued the Resolution 828/2015 which approved the annulment of the signature of the Contract and revoked the previous Decision that called GeoPark for the signature.

Note

34	Business transactions (continued)

b.	Brazil (continued)

Round 13

In October 2015, the Company was awarded four new exploratory blocks (covering 30,200 acres) in the Brazil Bid Round 13, complementing the Company’s existing exploration portfolio in the Reconcavo and Potiguar basins. The bidding round was organized by the ANP and all proceedings and bids have been made public. The winning bids are subject to confirmation of qualification requirements.

The awarded blocks were:

Block (Basin)	Working Interest (WI)	Operator
POT-T-747 (Potiguar)	70% (*)	GeoPark
POT-T-882 (Potiguar)	70% (*)	GeoPark
REC-T-93 (Reconcavo)	70%	GeoPark
REC-T-128 (Reconcavo)	70%	GeoPark

(*) 30% WI of proposed partners is subject to ANP approval.

c.	Peru

Entry in Peru

The Company has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Peru S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark.

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

Note

34	Business transactions (continued)

c.	Peru (continued)

The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq km (3D seismic), and an operating field camp and logistics infrastructure. The expected work program and development plan for the Situche Central oil field is to be completed in three stages.

The goal of the initial stage will be to put the field into production through a long term test to help determine the most effective overall development plan and to begin to generate cash flow. This initial stage requires an investment of approximately US$ 140,000,000 to US$ 160,000,000 and is expected to be completed within 18 to 24 months after closing. GeoPark has committed to carry Petroperu during this initial phase. The subsequent work program stages, which will be initiated once production has been established, are focused on carrying out the full development of the Situche Central field, including transportation infrastructure, and new exploration drilling of the block. Petroperu will also have the right to increase its WI in the block up to 50%, subject to GeoPark recovering its investments in the block by certain agreed factors.

GeoPark has already been qualified as an Operator by Perupetro, the Peruvian petroleum licensing agency. As of the date of the issuance of these Consolidated Financial Statements, the transaction is pending of approval.

Note

35 Oil industry situation and the impact on GeoPark’s operations

Oil price crisis started in the second half of 2014 and prices fell dramatically, WTI and Brent, the main international oil price markers, fell more than 60% between October 2014 and February 2016. During 2015, prices have remained low and volatile (WTI and Brent fell more than 40% between March 2015 and February 2016). As a consequence of this market conditions, the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions included:

-	Reduction of its capital investment taking advantage of the discretionary work program.

-	Deferment of capital projects by regulatory authority and partner agreement.

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.

-	Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies.

Note

35	Oil industry situation and the impact on GeoPark’s operations (continued)

During February 2015, the Company reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Company achieved cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs. Continuous efforts and actions to reduce costs and preserve liquidity have continued throughout the year and will continue in the future.

In addition, actions taken by the Company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Company to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. As of the date of these consolidated financial statements, according to internal estimates, the Company has recognized approximately US$ 4,100,000 for future contingent payments in connection with claims of third parties. The mentioned costs are allocated under the other (expenses) income line, included in the Consolidated Statement of Income.

Note

36	Impairment test on Property, plant and equipment

As a result of the situation described in Note 35, the Company evaluated the recoverability of its fixed assets affected by oil price drop, as such situation constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing fair value of the assets involved against their carrying amount.

The Management of the Company considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to impairment test.

The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil curves prices available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;

-	Three price scenarios were projected and weighted in order to minimize misleading: low price, middle price and high price (see below table “Oil price scenarios”);

-	The table “Oil price scenarios” was based on WTI future price estimations; the Company adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;

Note

36	Impairment test on Property, plant and equipment (continued)

-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);

-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);

-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to 2016 approved budget;

-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;

-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;

-	The carrying amount subject to impairment test includes mineral interest, if any;

-	The income tax charges have considered future changes in the applicable income tax rates (see Note 15).

Table Oil price scenarios (*):

	Amounts in US$ per Bbl.
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2016	35,7	35,7	39,3	36,6
2017	39,0	46,8	57,2	48,3
2018	49,4	59,3	72,5	61,1
2019	53,1	63,7	77,8	65,6
2020	56,7	68,1	83,2	70,2
Over 2021	59,6	71,5	87,4	73,7

(*) The percentages indicated between brackets represent the Company estimation regarding each price scenario.

Summary for impairment:

Country	Carrying amount (US$ million)	Impairment loss (US$ million)	Pre-tax discount rate
Chile	354,3	104,5	12.8%
Brazil	50,8	-	16.2%
Colombia	101,5	45,1	17.1%

If the weighted market price used for the impairment test had been 5% lower in each of the future years, with all other variables held constant, the impairment loss would have been higher by approximately US$ 29,000,000.

Peru and Argentina segments have no associated assets subject to impairment.

Note

37	Supplemental information on oil and gas activities (unaudited)

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

Table 1 - Costs incurred in exploration, property acquisitions and development (1)

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of 31 December 2015, 2014 and 2013. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory well equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2015
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition
Exploration	3,598	14,845	1,103	2,562	22,108
Development	13,315	14,752	56	3,780	31,903
Total costs incurred	16,913	29,597	1,159	6,342	54,011
Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Acquisition of properties
Proved	-	-	-	112,646	112,646
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	112,646	112,646
Exploration	84,251	14,114	(123)	12,004	110,246
Development	82,742	55,336	126	1,052	139,256
Total costs incurred	166,993	69,450	3	125,702	362,148
Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	-	-
Exploration	91,140	47,668	(1,917)	1,702	138,593
Development	61,748	37,983	124	-	99,855
Total costs incurred	152,888	85,651	(1,793)	1,702	238,448

(1)       Includes capitalised amounts related to asset retirement obligations.

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalised costs related to oil and gas producing activities

The following table presents the capitalized costs as at 31 December 2015, 2014 and 2013, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2015
Proved properties
Equipment, camps and other facilities (1)	79,040	42,852	843	2,097	124,832
Mineral interest and wells (1)	367,722	213,480	4,849	62,941	648,992
Other uncompleted projects (1)	21,830	7,703	290	-	29,823
Unproved properties	70,062	8,180	-	8,758	87,000
Gross capitalised costs	538,654	272,215	5,982	73,796	890,647
Accumulated depreciation	(201,138)	(160,759)	(5,654)	(14,236)	(381,787)
Total net capitalised costs	337,516	111,456	328	59,560	508,860
(1)	Includes capitalised amounts related to asset retirement obligations and impairment loss in Chile and Colombia for US$ 104,515,000 and US$ 45,059,000, respectively.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2014
Proved properties
Equipment, camps and other facilities	81,998	28,805	843	-	111,646
Mineral interest and wells (1)	426,638	227,755	4,849	90,705	749,947
Other uncompleted projects	37,902	20,204	-	1,053	59,159
Unproved properties	113,403	18,176	-	8,865	140,444
Gross capitalised costs	659,941	294,940	5,692	100,623	1,061,196
Accumulated depreciation	(163,217)	(111,855)	(5,562)	(4,951)	(285,585)
Total net capitalised costs	496,724	183,085	130	95,672	775,611
(1)	Includes capitalised amounts related to asset retirement obligations and impairment loss in Colombia for US$ 9,430,000.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2013
Proved properties
Equipment, camps and other facilities	77,481	20,514	843	-	98,838
Mineral interest and wells (1)	310,364	178,048	4,849	-	493,261
Other uncompleted projects	33,176	7,053	-	-	40,229
Unproved properties	109,862	37,853	31	13	147,759
Gross capitalised costs	530,883	243,468	5,723	13	780,087
Accumulated depreciation	(127,447)	(60,150)	(5,470)	-	(193,067)
Total net capitalised costs	403,436	183,318	253	13	587,020
(1)	Includes capitalised amounts related to asset retirement obligations.

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2015, 2014 and 2013. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2015
Net revenue	44,808	131,897	597	32,388	209,690
Production costs, excluding depreciation
Operating costs	(26,731)	(40,384)	(1,414)	(5,058)	(73,587)
Royalties	(1,973)	(8,150)	(34)	(2,998)	(13,155)
Total production costs	(28,704)	(48,534)	(1,448)	(8,056)	(86,742)
Exploration expenses (1)	(30,499)	(7,132)	(1,159)	(1,103)	(39,893)
Accretion expense (2)	(789)	(890)	-	(896)	(2,575)
Impairment loss for non-financial assets	(104,515)	(45,059)	-	-	(149,574)
Depreciation, depletion and amortization	(37,664)	(50,675)	(91)	(13,401)	(101,831)
Results of operations before income tax	(157,363)	(20,393)	(2,101)	8,932	(170,925)
Income tax benefit (expense)	23,604	7,953	735	(3,037)	29,255
Results of oil and gas operations	(133,759)	(12,440)	(1,366)	5,895	(141,670)

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Net revenue	145,720	246,085	1,308	35,621	428,734
Production costs, excluding depreciation
Operating costs	(34,991)	(67,470)	(309)	(5,354)	(108,124)
Royalties	(6,777)	(12,354)	(241)	(2,794)	(22,166)
Total production costs	(41,768)	(79,824)	(550)	(8,148)	(130,290)
Exploration expenses (1)	(36,057)	(4,567)	123	(2,164)	(42,665)
Accretion expense (2)	(816)	(547)	-	(609)	(1,972)
Impairment loss for non-financial assets	-	(9,430)	-	-	(9,430)
Depreciation, depletion and amortization	(35,856)	(51,856)	(94)	(11,554)	(99,360)
Results of operations before income tax	31,223	99,861	787	13,146	145,017
Income tax expense	(4,684)	(33,953)	(275)	(4,470)	(43,382)
Results of oil and gas operations	26,539	65,908	512	8,676	101,635

(1)	Do not include Peru costs.

(2)	Represents accretion of ARO liability.

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2013
Net revenue	157,491	179,324	1,538	-	338,353
Production costs, excluding depreciation
Operating costs	(30,915)	(62,818)	(92)	-	(93,825)
Royalties	(7,383)	(9,661)	(195)	-	(17,239)
Total production costs	(38,298)	(72,479)	(287)	-	(111,064)
Exploration expenses	(13,138)	(3,341)	1,928	(1,703)	(16,254)
Accretion expense (2)	(429)	(880)	(214)	-	(1,523)
Depreciation, depletion and amortization	(29,287)	(39,233)	(59)	-	(68,579)
Results of operations before income tax	76,339	63,391	2,906	(1,703)	140,933
Income tax (expense) benefit	(11,451)	(20,919)	(1,017)	579	(32,808)
Results of oil and gas operations	64,888	42,472	1,889	(1,124)	108,125

(2)	Represents accretion of ARO liability.

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of 31 December 2015, 2014 and 2013 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities—Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

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

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2015, 2014 and 2013 are summarised as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2015		As of 31 December 2014		As of 31 December 2013
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Chile (1)	498.0	4,922.0	1,463.7	9,352.0	2,236.6	10,037.0
Colombia (2)	8,177.8	-	7,594.8	-	3,250.9	-
Brazil (3)	120.0	36,158.0	69.0	20,863.0	-	-
Total consolidated	8,795.8	41,080.0	9,127.5	30,215.0	5,487.5	10,037.0

Net proved undeveloped
Chile (4)	5,455.8	31,593.0	4,978.2	24,618.0	3,138.4	22,122.0
Colombia (5)	22,245.5	-	17,140.5	-	6,175.7	-
Brazil (3)	-	-	61.0	19,601.0	-	-
Total consolidated	27,701.3	31,593.0	22,179.7	44,219.0	9,314.1	22,122.0

Total proved reserves	36,497.1	72,673.0	31,307.2	74,434.0	14,801.6	32,159.0

(1)	Fell Block accounts for 91% of the reserves (92% in 2014 and 100% in 2013) (LGI owns a 20% interest) and Flamenco Block accounts for 9% (8% in 2014) (LGI owns 31.2% interest).

(2)	Llanos 34 Block and Cuerva Block account for 94% and 3% (79% and 17% in 2014 and 58% and 36% in 2013) of the proved developed reserves, respectively (LGI owns a 20% interest).

(3)	BCAM-40 Block accounts for 100% of the reserves.

(4)	Fell Block accounts for 100% of the reserves (96% in 2014 and 100% in 2013) (LGI owns a 20% interest), (Flamenco Block accounts for 3% and Isla Norte accounts for 1% 2014) (LGI owns 31.2% interest).

(5)	Llanos 34 Block and Cuerva Block account for 95% and 4% (91% and 7% in 2014 and 74% and 23% in 2013) of the proved undeveloped reserves, respectively (LGI owns a 20% interest).

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Chile	Colombia	Brazil	Total
Reserves as of 31 December 2012	5,258.1	6,627.0	-	11,885.1
Increase (decrease) attributable to:
Revisions	271.1	(277.0)	-	(5.9)
Extensions and discoveries (1)	1,431.0	5,210.0	-	6,641.0
Production	(1,585.2)	(2,133.4)	-	(3,718.6)
Reserves as of 31 December 2013	5,375.0	9,426.6	-	14,801.6
Increase (decrease) attributable to:
Revisions (2)	124.9	2,489.7	-	2,614.6
Extensions and discoveries (3)	2,314.0	16,477.0	-	18,791.0
Purchases of minerals in place	-	-	150.0	150.0
Production	(1,372.0)	(3,658.0)	(20.0)	(5,050.0)
Reserves as of 31 December 2014	6,441.9	24,735.3	130.0	31,307.2
Increase (decrease) attributable to:
Revisions	119.0	(1.0)	7.6	125.6
Extensions and discoveries (4)	100.0	10,489.0	-	10,589.0
Production	(707.1)	(4,800.0)	(17.6)	(5,524.7)
Reserves as of 31 December 2015	5,953.8	30,423.3	120.0	36,497.1

(1)	Mainly due to 2013 discoveries in Llanos 34 (Taro Taro, Tigana and Tigana Sur) and Yamú (Potrillo).

(2)	In Chile, the revisions are mainly due to Field’s performance in Fell and TdF Blocks. In Colombia, the revisions are mainly due to the performance of Tua Field and secondly to the performance of Max and Taro-taro Fields in Llanos 34 Block.

(3)	In Chile, the discoveries mainly due to Loij Field discovery and Konawentru Field extensions. In Colombia, the discoveries mainly due to Tigana Field extensions wells and Aruco Field discovery in Llanos 34 Block.

(4)	In Colombia, the extensions and discoveries are primarily due to the Tilo, Jacana, and Chachalaca field discoveries in the Llanos 34 Block.

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2012	29,581.0	-	29,581.0
Increase (decrease) attributable to:
Revisions (1)	4,691.0	-	4,691.0
Extensions and discoveries	2,219.0	-	2,219.0
Production	(4,332.0)	-	(4,332.0)
Reserves as of 31 December 2013	32,159.0	-	32,159.0
Increase (decrease) attributable to:
Revisions (2)	3,312.0	-	3,312.0
Extensions and discoveries (3)	3,014.0	-	3,014.0
Purchases of minerals in place	-	47,680.0	47,680.0
Production	(4,515.0)	(7,216.0)	(11,731.0)
Reserves as of 31 December 2014	33,970.0	40,464.0	74,434.0
Increase (decrease) attributable to:
Revisions (4)	(2,680.0)	2,907.0	227.0
Extensions and discoveries (5)	9,378.0	-	9,378.0
Production	(4,153.0)	(7,213.0)	(11,366.0)
Reserves as of 31 December 2015	36,515.0	36,158.0	72,673.0

(1)	The revisions are mainly due to adjustments in the Fell Block as a response to a workover in Monte Aymond field, and associated gas from drilling campaigns in Konawentru and Yagán Norte fields.

(2)	The revisions are mainly due to Chercán Field development in TdF Block and gas and associated gas performance/development in Fields of Fell Block.

(3)	Mainly due to the Ache Field discovery and the associated gas from Konawentru extension well.

(4)	In Brazil, the revisions are primary due to the production performance of Manati field.

(5)	In Chile, the extensions and discoveries are primary due to the Ache Field discovery and from the extension well in the Fell Block.

Revisions refer to changes in interpretation of discovered accumulations and some technical / logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day- of-the-month price during the 12-month period for 2015, 2014 and 2013 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$ '000	Chile	Colombia	Brazil	Total
At 31 December 2015
Future cash inflows	403,199	1,032,339	221,206	1,656,744
Future production costs	(186,933)	(309,394)	(99,832)	(596,159)
Future development costs	(112,312)	(99,305)	(16,360)	(227,977)
Future income taxes	(17,904)	(195,957)	(16,837)	(230,698)
Undiscounted future net cash flows	86,050	427,683	88,177	601,910
10% annual discount	(17,895)	(127,586)	(15,861)	(161,342)
Standardized measure of discounted future net cash flows	68,155	300,097	72,316	440,568

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Total
At 31 December 2014
Future cash inflows	778,820	1,732,395	307,535	2,818,750
Future production costs	(250,529)	(587,096)	(124,265)	(961,890)
Future development costs	(184,352)	(100,036)	(19,965)	(304,353)
Future income taxes	(54,442)	(303,090)	(19,566)	(377,098)
Undiscounted future net cash flows	289,497	742,173	143,739	1,175,409
10% annual discount	(61,839)	(158,102)	(31,594)	(251,535)
Standardized measure of discounted future net cash flows	227,658	584,071	112,145	923,874
At 31 December 2013
Future cash inflows	610,106	686,227	-	1,296,333
Future production costs	(164,820)	(274,246)	-	(439,066)
Future development costs	(215,426)	(82,964)	-	(298,390)
Future income taxes	(38,599)	(118,104)	-	(156,703)
Undiscounted future net cash flows	191,261	210,913	-	402,174
10% annual discount	(27,401)	(37,121)	-	(64,522)
Standardized measure of discounted future net cash flows	163,860	173,792	-	337,652

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2012	202,449	133,645	-	336,094
Sales of hydrocarbon , net of production costs	(128,993)	(118,417)	-	(247,410)
Net changes in sales price and production costs	(4,925)	4,754	-	(171)
Changes in estimated future development costs	(118,760)	(68,337)	-	(187,097)
Extensions and discoveries less related costs	63,948	186,738	-	250,686
Development costs incurred	83,983	39,922	-	123,905
Revisions of previous quantity estimates	37,389	(9,928)	-	27,461
Net changes in income taxes	4,102	(17,827)	-	(13,725)
Accretion of discount	24,667	23,242	-	47,909

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Total
Present value at 31 December 2013	163,860	173,792	-	337,652
Sales of hydrocarbon , net of production costs	(110,451)	(208,337)	(39,414)	(358,202)
Net changes in sales price and production costs	18,310	19,215	7,409	44,934
Changes in estimated future development costs	(134,272)	(51,176)	(22,143)	(207,591)
Extensions and discoveries less related costs	96,614	600,391	-	697,005
Development costs incurred	157,988	59,272	1,340	218,600
Revisions of previous quantity estimates	25,114	103,411	1,559	130,084
Net changes in income taxes	(9,751)	(141,687)	4,156	(147,282)
Purchase of minerals in place	-	-	142,423	142,423
Accretion of discount	20,246	29,190	16,815	66,251
Present value at 31 December 2014	227,658	584,071	112,145	923,874
Sales of hydrocarbon , net of production costs	(20,948)	(97,152)	(37,428)	(155,528)
Net changes in sales price and production costs	(256,828)	(547,379)	(27,404)	(831,611)
Changes in estimated future development costs	28,227	(20,123)	542	8,646
Extensions and discoveries less related costs	23,595	174,951	-	198,546
Development costs incurred	15,093	29,965	4,872	49,930
Revisions of previous quantity estimates	(5,463)	(14,528)	4,845	(15,146)
Net changes in income taxes	28,611	101,576	1,573	131,760
Accretion of discount	28,210	88,716	13,171	130,097
Present value at 31 December 2015	68,155	300,097	72,316	440,568