Form 20-F
period 2016-12-31
GeoPark Ltd
filed 2017-04-11
CIK 1464591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Common shares: 59,940,881

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

☐  Yes      ☒  No

GeoPark LIMITED

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

•	“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited (formerly GeoPark Holdings Limited), an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;

•	“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;

•	“GeoPark Colombia” are prior to our internal corporate reorganization of our Colombian operations, to our subsidiary GeoPark Colombia S.A., a sociedad anónima cerrada incorporated under the laws of Chile and subsequent to such reorganization, to GeoPark Colombia Coöperatie U.A., a cooperative duly incorporated under the laws of the Netherlands;

•	“LGI” are to LG International Corp., a company incorporated under the laws of Korea”;

•	“Notes due 2020” are to our 2013 issuance of US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020;

•	“US$” and “U.S. dollar” are to the official currency of the United States of America;

•	“Ch$” and “Chilean pesos” are to the official currency of Chile;

•	“AR$” and “Argentine pesos” are to the official currency of Argentina;

•	“real,” “reais” and “R$” are to the official currency of Brazil;

•	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);

•	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);

•	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo)

•	“economic interest” means an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires; and

•	“working interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

Financial statements

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., Argentina, a member firm of PricewaterhouseCoopers Network (“PwC”), an independent registered public accounting firm, as stated in their report included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2016,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.

We define Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairment charges or impairment reversals, write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized gains in commodity risk management contracts and bargain purchase gain on acquisition of subsidiaries. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, or unrealized gains in commodity risk management contracts, none of which are components of Adjusted EBITDA. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2016, 2015 and 2014.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2016 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil and Peru is derived, in part, from estimates of the proved reserves as of December 31, 2016. The reserves estimates are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Fell, Campanario, Flamenco and Isla Norte Blocks in Chile, Llanos 32, Llanos 34, Yamú Blocks, La Cuerva in Colombia, BCAM-40 (Manati) in Brazil and the Morona Block in Peru.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

•	the volatility of oil and natural gas prices;

•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;

•	termination of, or intervention in, concessions, rights or authorizations granted by the Chilean, Colombian, Brazilian, Peruvian and Argentine governments to us;

•	uncertainties inherent in making estimates of our oil and natural gas data;

•	environmental constraints on operations and environmental liabilities arising out of past or present operations;

•	discovery and development of oil and natural gas reserves;

•	project delays or cancellations;

•	financial market conditions and the results of financing efforts;

•	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;

•	fluctuations in inflation and exchange rates in Colombia, Chile, Brazil, Peru, Argentina and in other countries in which we may operate in the future;

•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

•	contract counterparty risk;

•	projected and targeted capital expenditures and other cost commitments and revenues;

•	weather and other natural phenomena;

•	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

•	our ability to successfully identify, integrate and complete acquisitions;

•	our ability to retain key members of our senior management and key technical employees;

•	competition from other similar oil and natural gas companies;

•	market or business conditions and fluctuations in global and local demand for energy;

•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance; and

•	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected financial data

We have derived our selected historical balance sheet data as of December 31, 2016 and 2015 and our income statement and cash flow data for the years ended December 31, 2016, 2015 and 2014 from our Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PwC. We have derived our selected balance sheet data as of December 31, 2014, 2013, and 2012 and our income statement and cash flow data for the years ended December 31, 2013 and 2012 from our Consolidated Financial Statements not included elsewhere in this annual report.

During 2015, our Management changed the presentation of the Consolidated Statement of Income by reordering the profit and loss line items, eliminating gross profit and presenting depreciation and write-off of unsuccessful efforts as separate line items. This change is intended to provide readers of our financial statements with more relevant information and a better explanation of the elements of performance. This change has been applied to comparative figures for the years 2014, 2013 and 2012 presented in this document.

We maintain our books and records in US$ and prepare our Consolidated Financial Statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes thereto.

The selected historical financial data set forth in this section does not include an

y results or other financial information of our Colombian, Brazilian or Peruvian acquisitions prior to their incorporation into our financial statements.

Statement of income data

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands of US$, except per share numbers)

Revenue
Net oil sales	145,193	162,629	367,102	315,435	221,564
Net gas sales	47,477	47,061	61,632	22,918	28,914
Net revenue	192,670	209,690	428,734	338,353	250,478
Commodity risk management contracts	(2,554)	-	-	-	-
Production and operating costs	(67,235)	(86,742)	(131,419)	(111,296)	(76,928)
Geological and geophysical expenses	(10,282)	(13,831)	(13,002)	(5,292)	(2,338)
Administrative expenses	(34,170)	(37,471)	(45,867)	(44,962)	(27,788)
Selling expenses	(4,222)	(5,211)	(24,428)	(17,252)	(24,631)
Depreciation	(75,774)	(105,557)	(100,528)	(69,968)	(53,317)
Write-off of unsuccessful efforts	(31,366)	(30,084)	(30,367)	(10,962)	(25,552)
Impairment for non-financial assets	5,664	(149,574)	(9,430)	–	–
Other operating income/(expense)	(1,344)	(13,711)	(1,849)	5,343	823
Operating (loss)/profit	(28,613)	(232,491)	71,844	83,964	40,747
Financial costs	(34,101)	(35,655)	(27,622)	(33,115)	(14,227)
Foreign exchange loss	13,872	(33,474)	(23,097)	(761)	(2,081)
Bargain purchase gain on acquisition of subsidiaries	–	–	–	–	8,401
(Loss) Profit before tax	(48,842)	(301,620)	21,125	50,088	32,840
Income tax benefit (expense)	(11,804)	17,054	(5,195)	(15,154)	(14,394)
(Loss) Profit for the year	(60,646)	(284,566)	15,930	34,934	18,446
Non-controlling interest	(11,554)	(50,535)	7,845	12,413	6,567
(Loss) Profit attributable to owners of the Company	(49,092)	(234,031)	8,085	22,521	11,879
(Losses) Earnings per share for profit attributable to owners of the Company—Basic	(0.82)	(4.05)	0.14	0.52	0.28
(Losses) Earnings per share for profit attributable to owners of the Company—Diluted(1)	(0.82)	(4.05)	0.14	0.48	0.27
Weighted average common shares outstanding—Basic	59,777,145	57,759,001	56,396,812	43,603,846	42,673,981
Weighted average common shares outstanding—Diluted(1)	59,777,145	57,759,001	58,840,412	46,532,049	44,109,305
Common Shares outstanding at year-end	59,940,881	59,535,614	57,790,533	43,861,614	43,495,585

__________________

(1)	See Note 18 to our Consolidated Financial Statements.

Balance sheet data

	As of December 31,
	2016	2015	2014	2013	2012
	(In thousands of US$)
Assets
Non-current assets
Property, plant and equipment	473,646	522,611	790,767	595,446	457,837
Prepaid taxes	2,852	1,172	1,253	11,454	10,707
Other financial assets	19,547	13,306	12,979	5,168	7,791
Deferred income tax	23,053	34,646	33,195	13,358	13,591
Prepayments and other receivables	241	220	349	6,361	510
Total non-current assets	519,339	571,955	838,543	631,787	490,436
Current assets
Other financial assets	2,480	1,118	—	—	—
Inventories	3,515	4,264	8,532	8,122	3,955
Trade receivables	18,426	13,480	36,917	42,628	32,271
Prepayments and other receivables	7,402	11,057	13,993	35,764	49,620
Prepaid taxes	15,815	19,195	13,459	6,979	3,443
Cash at bank and in hand	73,563	82,730	127,672	121,135	48,292
Total current assets	121,201	131,844	200,573	214,628	137,581
Total assets	640,540	703,799	1,039,116	846,415	628,017
Share capital	60	59	58	44	43
Share premium	236,046	232,005	210,886	120,426	116,817
Other	(130,341)	(85,412)	164,613	150,371	122,561
Equity attributable to owners of the Company	105,765	146,652	375,557	270,841	239,421
Equity attributable to non-controlling interest	35,828	53,515	103,569	95,116	72,665
Total equity	141,593	200,167	479,126	365,957	312,086
Liabilities
Non-current liabilities
Borrowings	319,389	343,248	342,440	290,457	165,046
Provisions for other long-term liabilities	42,509	42,450	46,910	33,076	25,991
Trade and other payables	34,766	19,556	16,583	8,344	—
Deferred income tax	2,770	16,955	30,065	23,087	17,502
Total non-current liabilities	399,434	422,209	435,998	354,964	208,539
Current liabilities
Borrowings	39,283	35,425	27,153	26,630	27,986
Derivative financial instrument liabilities	3,067	–	–	–	–
Current income tax	5,155	208	7,935	7,231	7,315
Trade and other payables	52,008	45,790	88,904	91,633	72,091
Total current liabilities	99,513	81,423	123,992	125,494	107,392
Total liabilities	498,947	503,632	559,990	480,458	315,931
Total equity and liabilities	640,540	703,799	1,039,116	846,415	628,017

Cash flow data

	For the year ended December 31,
	2016	2015	2014	2013	2012
	(In thousands of US$)
Cash provided by (used in)
Operating activities	82,884	25,895	230,746	127,295	129,427
Investing activities	(39,306)	(48,842)	(344,041)	(208,500)	(301,132)
Financing activities	(51,136)	(18,022)	124,716	164,018	26,375
Net increase (decrease) in cash	(7,558)	(40,969)	11,421	82,813	(145,330)

Other financial data

	For the year ended December 31,
	2016	2015	2014	2013	2012
Adjusted EBITDA(1) (US$ thousands)	78,321	73,787	220,077	167,253	121,404
Adjusted EBITDA margin(2)	40.6%	35.2%	51.3%	49.4%	48.5%
Adjusted EBITDA per boe(3)	10.2	10.5	33.0	33.9	31.1

(1)	Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA and other information relating to this measure, see “Presentation of Financial and Other Information—Financial statements—Non-IFRS financial measures.” For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue.

(3)	Adjusted EBITDA per boe is defined as Adjusted EBITDA divided by total boe.

Exchange rates

In Colombia, Chile, Argentina and Peru, our functional currency is the U.S. dollar. In Brazil, our functional currency is the real.

Our operations in Brazil accounted for 16% of our consolidated assets and 15% of our revenues for the years ended December 31, 2015 and 2016, respectively. This portion of our business is exposed to losses that may arise from currency fluctuation, as a significant amount of our revenues, operating costs, administrative expenses and taxes in Brazil are denominated in reais. Furthermore, we financed our acquisition of Rio das Contas Produtora de Petróleo Ltda. (a Brazilian limited liability company; “Rio das Contas”) in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility with Itaú BBA International plc. This exposes us to exchange rate losses from the devaluation of the Brazilian reais against the U.S. dollar.

In the past, the Brazilian Central Bank has occasionally intervened to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

As a result of the devaluation that occurred in the year ended December 31, 2015, we recorded exchange rate losses amounting to US$35.6 million in 2015 and we recorded exchange rate gains amounting to US$14.5 million in the year ended December 31, 2016, due to revaluation of the local currency in our Brazilian subsidiary. This result was mainly generated by the credit facility with Itaú BBA International plc that we incurred to acquire Rio das Contas in March 31, 2014. See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

The following tables show the selling rate for the U.S. dollar for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period-end” column are the quotes for the exchange rate as of the last business day of the period in question. As of April 6, 2017, the exchange rate for the purchase of the U.S. dollar as reported by the Central Bank of Brazil was R$3.1160 per U.S. dollar.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of Real per US$	Period End	Average	Low	High
Month:
October 2016	3.1811	3.1872	3.1193	3.2359
November 2016	3.3967	3.3420	3.2024	3.4446
December 2016	3.2591	3.3562	3.2591	3.4650
January 2017	3.1270	3.1966	3.1270	3.2729
February 2017	3.0993	3.1042	3.0510	3.1479
March 2017	3.1282	3.1261	3.0765	3.1735
April 2017 (through April 6, 2017)	3.1160	3.1120	3.0923	3.1231

_____________________

Source: Central Bank of Brazil.

The following table presents the average R$ per U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Real per US$	Period/Year End	Average	Low	High
Period:
2012	2.1121	1.9476	1.7024	2.1121
2013	2.3426	2.1579	1.9528	2.4457
2014	2.6562	2.3564	2.1974	2.7403
2015	3.9048	3.3876	2.5690	4.1949
2016	3.2591	3.4500	3.1193	4.1558
First quarter 2016	3.5589	3.8604	3.5589	4.1558
Second quarter 2016	3.2098	3.4186	3.2098	3.6921
Third quarter 2016	3.2462	3.2418	3.1302	3.3388
Fourth quarter 2016	3.2591	3.2790	3.1193	3.4650
First quarter 2017	3.1282	3.1182	3.0510	3.2729
Second quarter 2017 (through April 6, 2017)	3.1160	3.1120	3.0923	3.1231

_____________________

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

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, recently, oil and natural gas prices have fluctuated significantly. From January 1, 2011 to December 31, 2016, Brent spot prices ranged from a low of US$30.7 per barrel to a high of US$125.5 per barrel, NYMEX West Texas International (“WTI”) crude oil contracts prices ranged from a low of US$30.3 per bbl to a high of US$109.5 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$250 per metric ton to a high of US$635 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

For the year ended December 31, 2016, 75% of our revenues, were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2016, natural gas comprised 25% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

For example, during 2014 and 2015, we evaluated the recoverability of our fixed assets affected by the oil price decline and recorded an impairment of non-financial assets amounting to, respectively, US$9.4 million and US$149.6 million. US$5.7 million of the impairment recorded in 2015 was reversed in 2016 due to increased estimated market prices for 2017 and 2018 and improvements in cost structure. See Note 35 to our Consolidated Financial Statements for details regarding oil price scenarios, discount rates considered and sensitivity analysis affecting the impairment charges.

During 2016, we entered into derivative financial instruments to manage exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protecting the Company from potential non-performance risk by its counterparties. See Note 36 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

The current oil price crisis has impacted our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company has undertaken decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash.

Funding our anticipated capital expenditures relies in part on oil prices remaining close to our estimates or higher levels and other factors to generate sufficient cash flow. Low oil prices affect our revenues, which in turn affect our debt capacity and the covenants in our financing agreements, as well as the amount of cash we can borrow using our oil reserves as collateral, the amount of cash we are able to generate from current operations and the amount of cash we can obtain from prepayment agreements. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program, which would cause us to further decrease our work program and would harm our business outlook, investor confidence and our share price.

In addition, actions taken by the company to maximize ongoing projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives such as cost cutting may expose us to claims and contingencies from interested parties that may have a negative impact on our business, financial condition, results of operations and cash flows. If oil prices are lower than expected, we may be unable to meet our contractual obligations with oil and service contracts and our suppliers. Equally, those third parties may be unable to meet their contractual obligations to us as a result of the oil price crisis, impacting on our operations.

In budgeting for our future activities, we have relied on a number of assumptions, including, with regard to our discovery success rate, the number of wells we plan to drill, our working interests in our prospects, the costs involved in developing or participating in the development of a prospect, the timing of third-party projects and our ability to obtain needed financing with respect to any further acquisitions and the availability of both suitable equipment and qualified personnel. These assumptions are inherently subject to significant business, political, economic, regulatory, environmental and competitive uncertainties, conditions in the financial markets, contingencies and risks, all of which are difficult to predict and many of which are beyond our control. In addition, we opportunistically seek out new assets and acquisition targets to complement our existing operations, and have financed such acquisitions in the past through the incurrence of additional indebtedness, including additional bank credit facilities, equity issuances or the sale of minority stakes in certain operations to our partners. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our hydrocarbon asset acquisition, exploration, appraisal or development efforts more rapidly than we presently anticipate, and we may decide to raise additional funds even before we need them if the conditions for raising capital are favorable. The ultimate amount of capital that we will expend may fluctuate materially based on market conditions, our continued production, decisions by the operators in blocks where we are not the operator, the success of our drilling results and future acquisitions. Our future financial condition and liquidity will be impacted by, among other factors, our level of production of oil and natural gas and the prices we receive from the sale thereof, the success of our exploration and appraisal drilling program, the number of commercially viable oil and natural gas discoveries made and the quantities of oil and natural gas discovered, the speed with which we can bring such discoveries to production and the actual cost of exploration, appraisal and development of our oil and natural gas assets.

Unfavorable credit and market conditions, declines in oil prices have affected and could continue to affect negatively the economies of the countries in which we operate and may negatively affect our business, and results of operations.

Declines in oil prices have had, and may continue to have, a negative impact on our business, financial condition, results of operations and cash flows. In addition, the declines in WTI and Brent, the main international oil price markers, which fell by more than 60% between August 2014 and March 2016 and which are expected to remain volatile in the near future, may also negatively affect the economies of the countries in which we operate. Any of the foregoing factors or a combination of these factors could have an adverse effect on our results of operations and financial condition.

Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2016, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile, Brazil and Peru was 9.0 years. According to estimates, if on January 1, 2017 we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile, Brazil and Peru would decline 30% during the first year.

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

In Colombia, for the year ended December 31, 2016, we made 90% of our oil sales to C.I. Trafigura Petroleum Colombia S.A.S., a leading commodity trading and logistics company (“Trafigura”), representing 59% of our consolidated revenues for the same period. Sales for the year ended December 31, 2016 were made mostly under long-term agreements. In 2017 we are expected to sell most of our Colombian production to Trafigura.

In Chile, 100% of our crude oil and condensate sales are made to ENAP. For the year ended December 31, 2016, sales to ENAP represented 10% of our total revenues. ENAP imports the majority of the oil it refines and partially supplements those imports with volumes supplied locally by its own operated fields and those operated by us. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust for ENAP’s logistics costs in the Gregorio oil terminal. As of the date of this annual report, we are negotiating a new agreement with ENAP that we expect will take effect in April 2017. In addition, in Chile, in the year ended December 31, 2016, almost all of our natural gas sales were made to Methanex Chile S.A., the Chilean subsidiary of the Methanex Corporation (or “Methanex”), a leading global methanol producer, under a long-term contract, the “Methanex Gas Supply Agreement”, which expires on April 30, 2017. In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Sales to Methanex represented 9% of our consolidated revenues for the year ended December 31, 2016.

In Brazil, all of our revenues from the sale of gas and condensate in the Manati Field in Brazil were generated from sales to Petróleo Brasileiro S.A. (“Petrobras”), the operator of the Manati Field, pursuant to a long-term gas off-take contract. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

If any of our buyers were to decrease or cease purchasing oil or gas from us, or if any of them were to decide not to renew their contracts with us or to renew them at a lower sales price, this could have a material adverse effect on our business, financial condition and results of operations. For example, see “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Colombia” and ““Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile.”

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although a majority of our net revenues is denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Chile, Brazil, Peru and Argentina could have a material adverse effect on our results of operations. A portion of the cost reductions that we achieved in 2015 and 2016 (as compared to 2014) were related to the depreciation of local currencies, including mainly the Col$, the Ch$ and the Brazilian real. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Furthermore, we have not entered, into derivative transactions to hedge the effect of changes in the exchange rate of local currencies to the US$. Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

Through our Brazilian operations, we are exposed to fluctuations in the real against the US$, as our Brazilian revenues and expenses are mostly denominated in reais. The real has experienced frequent and substantial variations in relation to the US$ and other foreign currencies, which could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations. For example, in 2016, we recorded exchange rate gains amounting to US$14.5 million in our Brazilian subsidiary that were mainly generated by the credit facility of US$70.5 million that we incurred to acquire Rio das Contas in March 31, 2014. See “—A. Selected financial data—Exchange rates.”

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.” We incurred capital expenditures of US$39 million and US$49 million during the years ended December 31, 2016 and 2015, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

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

While we believe that we maintain customary insurance coverage for companies engaged in similar operations, we are not fully insured against all risks in our business. In addition, insurance that we do and plan to carry may contain significant exclusions from and limitations on coverage. We may elect not to obtain certain non-mandatory types of insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The occurrence of a significant event or a series of events against which we are not fully insured and any losses or liabilities arising from uninsured or underinsured events could have a material adverse effect on our business, financial condition or results of operations.

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

Our oil and gas reserves estimates in Colombia, Chile, Brazil, and Peru as of December 31, 2016 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

In Chile, DeGolyer and MacNaughton ’s estimates are based in part on the assumption that Methanex continues to commit to purchase Fell Block gas under the existing long-term contract beyond April 30, 2017. In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026.

Oil and gas reserves engineering is a subjective process of estimating accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers may differ materially from those set out herein. Numerous assumptions and uncertainties are inherent in estimating quantities of proved oil and gas reserves, including projecting future rates of production, timing and amounts of development expenditures and prices of oil and gas, many of which are beyond our control. Results of drilling, testing and production after the date of the estimate may require revisions to be made. For example, if we are unable to sell our oil and gas to customers, this may impact the estimate of our oil and gas reserves. Accordingly, reserves estimates are often materially different from the quantities of oil and gas that are ultimately recovered, and if such recovered quantities are substantially lower than the initial reserves estimates, this could have a material adverse impact on our business, financial condition and results of operations.

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

In Colombia, producers of crude oil have historically suffered from tanker transportation logistics issues and limited storage capacity, which cause delays in delivery and transfer of title of crude oil. Such capacity issues in Colombia may require us to transport crude from our Colombian operations via truck, which may increase the costs of those operations. Road infrastructure is limited in certain areas in which we operate, and certain communities have used and may continue to use road blockages, which can sometimes interfere with our operations in these areas. For example, in December 2014, our Colombian production was impacted by approximately 5,000 bopd during the last 13 days of the year by a road blockage, which was restored to normal production levels by the beginning of January 2015.

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

In Peru, future production in the Morona Block is expected to be transported through the existing North Peruvian Pipeline, which is currently out of service due to technical issues. Though the Peruvian government is implementing a program to maintain the pipeline, significant delays in restoring pipeline capacity, future technical issues, other general infrastructure problems or social unrest affecting pipeline operation may adversely affect the recoverability of our future investments, our future production or revenues related to the Morona Block.

In addition, as the Morona Block is located in a remote area of the tropical rainforest, the development of the project involves that significant infrastructure has to be built, as processing facilities, storages tanks and an approximately 97 km pipeline from the site to the North Peruvian Pipeline. Also, as there are no roads available in the surrounding area, logistics will be performed by helicopters or barges during specific seasons of the year. These issues may lead us to incur significant costs or investments that may not be recoverable through our commercial activities in the Morona Block.

Our use of seismic data is subject to interpretation and may not accurately identify the presence of oil and natural gas.

Even when properly used and interpreted, seismic data and visualization techniques are tools only used to assist geoscientists in identifying subsurface structures as well as eventual hydrocarbon indicators, and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. In addition, the use of seismic and other advanced technologies requires significant expenditures and we could incur losses as a result of these expenditures. Because of these uncertainties associated with our use of seismic data, some of our drilling activities may not be successful or economically viable, and our overall drilling success rate or our drilling success rate for activities in a particular area could decline, which could have a material adverse effect on us.

Through our Brazilian operations, we face operational risks relating to offshore drilling.

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

Access to the sites where we operate requires agreements (including, for example, assessments, rights of way and access authorizations) with landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. In Chile, for example, we have negotiated the necessary agreements for many of our current operations in the Magallanes Basin. In Brazil, in the event that social unrest continues or intensifies, this may lead to delays or damage relating to our ability to operate the assets we have acquired or may acquire in our Brazil Acquisitions.

In Colombia, although we have agreements with many landowners and are in negotiations with others, we expect our costs to increase following current and future negotiations regarding access to our blocks, as the economic expectations of landowners have generally increased, which may delay access to existing or future sites. In addition, the expectations and demands of local communities on oil and gas companies operating in Colombia may also increase. As a result, local communities have demanded that oil and gas companies invest in remediating and improving public access roads, compensate them for any damages related to use of such roads and, more generally, invest in infrastructure that was previously paid for with public funds. Due to these circumstances, oil and gas companies in Colombia, including us, are now dealing with increasing difficulties resulting from instances of social unrest, temporary road blockages and conflicts with landowners. For example, in December 2014, production from certain fields in the Llanos 34 Block was affected by a road blockage resulting in our reduction of production for a period of 13 days that was returned to normal in early January 2015.

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

In Peru, the Morona Block is located in land inhabited by native communities. Though we have already signed certain agreements with native communities authorizing the execution of the Environmental Impact Assessment for the Morona Project, similar projects in the Peruvian rainforest have faced significant social conflicts and work delays due to community claims. Social conflicts or community claims could adversely affect the recoverability of our future investments, our future production and revenues related to the Morona Block.

Under the terms of some of our various CEOPs, E&P Contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain time periods specified in our various special operation contracts (Contratos Especiales de Operación para la Exploración y Explotación de Yacimientos de Hidrocarburo; hereinafter “CEOP”), E&P Contracts and concession agreements, our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish these prospects. The costs to maintain or operate the CEOPs, E&P Contracts and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, in 2016, after fulfilling the committed exploratory commitments, five exploratory blocks were relinquished to the ANP. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

In Peru, the rights to explore and produce hydrocarbons are granted through a license contract signed with Perupetro. The scope and schedule of such development will depend on us and Petroperu. The license contract could be terminated by Perupetro if the development obligations included in such agreement are not fulfilled. In addition, there is also an exploratory commitment consisting of the drilling of one exploratory well every two and a half years. Failure to fulfill the exploratory commitment will lead to acreage relinquishment materially affecting the project. Moreover, we have entered into a Joint Investment Agreement with Petroperu by which, subject to the economic and technical feasibility of the Morona Project, we are obliged to bear 100% of capital cost required to carry out long test to existing well Situche Central 3X, and if we decide to continue with the project after that, to the existing well Situche Central 2X. In addition, we are required to cover any capital or operational expenditures associated with the project until December 31, 2020. We expect these expenditures to be substantially reimbursed by Petroperu from revenues associated with future sales. Failure to fulfill such obligations will result in the loss of our participating interest in the License Contract of the Morona Block, and subject us to possible damage claims from Petroperu.

For additional details regarding the status of our operations with respect to our various special contracts and concession agreements, see “Item 4. Information on the Company—B. Business Overview—Our operations.”

A significant amount of our reserves or production have been derived from our operations in certain blocks, including the Llanos 34 in Colombia, the Fell Block in Chile, the BCAM-40 Concession in Brazil and the Morona Block in Peru.

For the year ended December 31, 2016, the Llanos 34 Block contained 50% of our net proved reserves and generated 66% of our production, the Fell Block contained 17% of our net proved reserves and generated 17% of our total production, the BCAM-40 Concession contained 7% of our net proved reserves and generated 13% of our production and the Morona Block contained 25% of our net proved reserves. While our continuing expansion with new exploratory blocks incorporated in our portfolio mean that the above mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.

Under certain CEOPs, E&P Contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P Contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2016, the aggregate outstanding amount of this potential liability for guarantees was approximately US$69.8 million, mainly related to capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12 and 13 concessions in Brazil, three blocks in Argentina and the Llanos 32, VIM-3, and Llanos 34 Blocks in Colombia. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 31(b) to our Consolidated Financial Statements.

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

In Chile, our CEOPs provide for early termination by Chile in certain circumstances, depending upon the phase of the CEOP. For example, pursuant to the Fell Block CEOP, Chile has the right to terminate the CEOP under certain circumstances if we fail to perform. If the Fell Block CEOP is terminated in the exploitation phase, we will have to transfer to Chile, free of charge, any productive wells and related facilities, provided that such transfer does not interfere with our abandonment obligations and excluding certain pipelines and other assets. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile—CEOPs—Fell Block CEOP.” If the CEOP is terminated early due to a breach of our obligations, we may not be entitled to compensation. Our CEOPs for the Tierra del Fuego Blocks, which are in the exploration phase, may be subject to early termination during this phase under certain circumstances, including if we fail to perform under the terms of the CEOPs, voluntarily relinquish all areas under the CEOPs or if we cease to operate in the CEOP area or declare bankruptcy. If the Tierra del Fuego Block CEOPs are terminated within the exploration phase, we are released from all obligations under the CEOPs, except for obligations regarding the abandonment of fields, if any. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile—CEOPs.” There can be no assurance that the early termination of any of our CEOPs would not have a material adverse effect on us. In addition, according to the Chilean Constitution, Chile is entitled to expropriate our rights in our CEOPs for reasons of public interest. Although Chile would be required to indemnify us for such expropriation, there can be no assurance that any such indemnification will be paid in a timely manner or in an amount sufficient to cover the harm to our business caused by such expropriation.

In Brazil, concession agreements generally may be renewed at the ANP’s discretion for an additional period, provided that a renewal request is made at least 12 months prior to the termination of the concession agreement and there has not been a breach of the terms of the concession agreement. We expect that all our concession agreements will provide for early termination in the event of: (i) government expropriation for reasons of public interest; (ii) revocation of the concession pursuant to the terms of the concession agreement; or (iii) failure by us or our partners to fulfill all of our respective obligations under the concession agreement (subject to a cure period). Administrative or monetary sanctions may also be applicable, as determined by the ANP, which shall be imposed based on applicable law and regulations. In the event of early termination of a concession agreement, the compensation to which we are entitled may not be sufficient to compensate us for the full value of our assets. Moreover, in the event of early termination of any concession agreement due to failure to fulfill obligations thereunder, we may be subject to fines and/or other penalties.

In Peru, License Contracts for hydrocarbon exploitation are in force and will remain in effect for 30 years. This term is non-renewable. With regard to the Morona Block, approximately one-third of the contract term has already elapsed, and twenty years remain. Nevertheless, since May 14, 2013, the License Contract related to the Morona Block is under force majeure. During a force majeure period contract terms are suspended (including the term time) as long as the party to the contract is fulfilling certain obligations related to obtaining environmental permits, as is currently the case with the Morona Block. The term of the agreement will be extended by the same amount of time it has been suspended by a force majeure event. The concession year expiration is related to approval of environmental impact assessment (EIA) study for project development. The expiration of the License Contract will occur twenty years after EIA approval. The License Contract is also subject to early termination in case of our breach of contractual obligations. In such an event, all the existing facilities and wells located in the block will be transferred, without charge, to Perupetro, and we will have to carry out abandonment plans for remediation and restoration of any polluted area in the block and for de-commission the facilities that are no longer required for the block’s operations.

Early termination or nonrenewal of any CEOP, E&P Contract or concession agreement could have a material adverse effect on our business, financial situation or results of operations.

We may not be able to meet delivery requirements under the crude sale agreements in Colombia.

We historically sold to several customers in Colombia, including sales made through wellhead or pipeline. For 2017 and 2018, we expect to sell most of our Colombian production under long-term agreements with Trafigura. The Trafigura offtake contract began in March 2016 and expires in December 2018.

Under the Trafigura Agreement, we follow agreed priorities for the volumes to be transported through the ODL Pipeline. For the period March 1, 2016 to September 2016, Trafigura received 10,000 bopd of our production. The Trafigura Agreement was amended in 2016 and February 2017, setting the current volumes to be delivered to Trafigura to 12,000 bopd until December 2018. Nonperformance of our obligations of delivery to Trafigura in terms, amounts and quality of the crude may lead us to pay Trafigura’s fare commitments in the ODL Pipeline for the transport, dilution and download of crude, and may lead to early termination of the crude sales agreement as well as the immediate repayment of any amounts outstanding under the prepayment agreement of up to US$100 million, as well as compensation for other damages.

We sell almost all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.

For the year ended December 31, 2016, almost all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on April 30, 2017. Sales to Methanex represented 9% of our consolidated revenues for the year ended December 31, 2016. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. While our current contract with Methanex requires it to purchase the entirety of our production of natural gas from the Fell Block, and requires us to sell to Methanex all of our natural gas production from Fell Block, subject to minor exceptions, if Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas. In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Under the new agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us.

Methanex has two methanol producing facilities at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. Methanex relies on local suppliers of natural gas, including ENAP, for its operations. We alone cannot supply Methanex with all the natural gas it requires for its operations.

In the past, the Methanex plant was idled due to an anticipated insufficient supply of natural gas. The supply of natural gas decreased during the winter months of 2015 due to the increase in seasonal gas demand from the city of Punta Arenas, to which gas producers, including us, gave priority, delivering gas to the city through Methanex which re-sold our gas to ENAP. See “Item 4. Information on the Company—B. Business Overview—Marketing and delivery commitments—Chile.”

However, we cannot be sure that Methanex will continue to purchase the gas from us, including the above committed levels as from May 1, 2017, or that its efforts to reduce the risk of future shut-downs will be successful, which could have a material adverse effect on our gas revenues. Additionally, we cannot be sure that Methanex will have sufficient supplies of gas to operate its plant and continue to purchase our gas production or that methanol prices would be sufficient to cover the operating costs. We cannot be sure that we would be able to sell our gas production to other parties or on similar terms, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2016, we are not the operator of approximately 26% or sole owner of approximately 33% of the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia, Operations in Chile, Operations in Brazil, Operations in Peru and Operations in Argentina”.

In addition, the terms of the joint venture agreements or association agreements governing our other partners’ interests in almost all of the blocks that are not wholly-owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly-owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks in Colombia and Brazil. Our dependence on our partners could prevent us from realizing our target returns for those discoveries or prospects.

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

Additionally, pursuant to our agreement with LGI in Colombia, we and LGI have agreed to vote our common shares or otherwise cause GeoPark Colombia Coöperatie to declare dividends only after allowing for retentions of cash for approved work programs and budgets capital adequacy requirements, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia Coöperatie and GeoPark Colombia SAS and operational requirements. Our inability or failure to obtain LGI’s consent or a delay by LGI in granting its consent may restrict or delay the ability of GeoPark Chile, GeoPark TdF or GeoPark Colombia to take certain actions, which may have an adverse effect on our operations in such countries and on our business, financial condition and results of operations.

Acquisitions that we have completed and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties requires an assessment of several factors, including:

•	recoverable reserves;

•	future oil and natural gas prices;

•	development and operating costs; and

•	potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review and the review of advisors and independent reserves engineers will not reveal all existing or potential problems nor will it permit us or them to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental conditions are not necessarily observable even when an inspection is undertaken. We, advisors or independent reserves engineers may apply different assumptions when assessing the same field. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an “as is” basis. Even in those circumstances in which we have contractual indemnification rights for pre-closing liabilities, it remains possible that the seller will not be able to fulfill its contractual obligations. There can be no assurance that problems related to the assets or management of the companies and operations we have acquired, or operations we may acquire or add to our portfolio in the future, will not arise in future, and these problems could have a material adverse effect on our business, financial condition and results of operations.

Significant acquisitions and other strategic transactions may involve other risks, including:

•	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;

•	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with ours while carrying on our ongoing business;

•	contingencies and liabilities that could not be or were not identified during the due diligence process, including with respect to possible deficiencies in the internal controls of the acquired operations; and

•	challenge of attracting and retaining personnel associated with acquired operations.

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

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2016, we have based the estimated discounted future net revenues from our proved reserves on the 12 month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2016, approximately 41% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

We and our operations are subject to various international, foreign, federal, state and local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use, transportation and disposal of regulated materials; and human health and safety. Our operations are also subject to certain environmental risks that are inherent in the oil and gas industry and which may arise unexpectedly and result in material adverse effects on our business, financial condition and results of operations. Breach of environmental laws could result in environmental administrative investigations and/or lead to the termination of our concessions and contracts. Other potential consequences include fines and/or criminal or civil environmental actions. For instance, non-governmental organizations seeking to preserve the environment may bring actions against us or other oil and gas companies in order to, among other things, halt our activities in any of the countries in which we operate or require us to pay fines. Additionally, in Colombia, recent rulings have provided that environmental licenses are administrative acts subject to class actions that could eventually result in their cancellation, with potential adverse impacts on our E&P Contracts.

We have not been and may not be at all times in complete compliance with environmental permits that we are required to obtain for our operations and the environmental and health and safety laws and regulations to which we are subject. If we fail to comply with such requirements, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain, maintain or renew permits in a timely manner or at all, our operations could be adversely affected, impeded, or terminated, which could have a material adverse effect on our business, financial condition or results of operations. Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline have expired. However, the operator submitted in a timely manner a request for renewal of those licenses and as such this operation is not in default as long as the regulator does not state its final position on the renewal.

We have contracted with and intend to continue to hire third parties to perform services related to our operations. We could be held liable for some or all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our block partners, third-party contractors, predecessors or other operators. To the extent we do not address these costs and liabilities or if we do not otherwise satisfy our obligations, our operations could be suspended, terminated or otherwise adversely affected. There is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions.

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

Environmental, health and safety laws and regulations are complex and change frequently, and our costs of complying with such laws and regulations may adversely affect our results of operations and financial condition. See “Item 4. Information on the Company—B. Business Overview—Health, safety and environmental matters” and “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework.”

Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We are contemplating such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs, especially shale formations. We currently are not aware of any proposals in Colombia, Chile, Brazil, Argentina or Peru to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital, and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2016, we had US$358.7 million of total indebtedness outstanding on a consolidated basis, which is 100% secured. As of December 31, 2016, our annual debt service obligation was approximately US$30.6 million, which mainly includes the interest payments under the Notes due 2020 and the credit facility with Itaú BBA International plc. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” We are also restricted from entering into financial arrangements in some circumstances such as in Colombia where LGI must approve GeoPark Colombia’s financial arrangements. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI—LGI Colombia Agreements” for more information.

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

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. In the year ended December 31, 2016, we did not achieve an Adjusted EBITDA (as defined in the indenture governing our Notes due 2020) that was sufficient to allow us to incur additional financial indebtedness, other than certain categories and baskets of permitted debt, as specified in the indenture. Failure to comply with the restrictive covenants included in our Notes due 2020 would not trigger an event of default.

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

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Peru, Argentina, the Netherlands and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2016 the Colombian government introduced tax reforms with provisions that are effective January 1, 2017. See Note 15 to our Consolidated Financial Statements. With regards to Chile, although our CEOPs have protection against tax changes through invariability tax clauses, potential issues may arise on certain aspects not clearly defined in current or future tax reforms.

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

Our Brazilian operations represent approximately 15% of our revenues as of December 31, 2016. The Brazilian economy has been experiencing a slowdown. Inflation, unemployment and interest rates have increased more recently and the Brazilian reais has weakened significantly in comparison to the US$. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

Petrobras and certain other Brazilian companies in the energy and infrastructure sectors are facing investigations by the Securities Commission of Brazil (Comissão de Valores Mobiliários), the U.S. Securities and Exchange Commission (“SEC”), the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office in connection with corruption allegations (the “Lava Jato” investigations). Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the significance of the companies under investigation including Petrobras, this could adversely affect Brazil’s growth prospects and could have a protracted effect on the oil and gas industry. In addition to the recent economic crisis, protests, strikes and corruption scandals have led to a fall in confidence.

We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, ENAP, Petrobras, or Petroperu. For instance, for the year ended December 31, 2016, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers approximately 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Chile, Brazil, Peru and Argentina do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Chilean, Brazilian, Peruvian and Argentine law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we are the operator of the majority of the blocks and concessions in which we have a working and/or economic interest and generally have the power to make decisions as how to market the hydrocarbons we produce, the Chilean, Colombian, Brazilian, Peruvian and Argentine governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

If these governments were to restrict or prevent concessionaires, including us, from exploiting oil and natural gas reserves, or otherwise interfered with our exploration through regulations with respect to restrictions on future exploration and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation or health and safety, this could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we are dependent on receipt of government approvals or permits to develop the concessions we hold in some countries. There can be no assurance that future political conditions in the countries in which we operate will not result changes to policies with respect to foreign development and ownership of oil, environmental protection, health and safety or labor relations, which may negatively affect our ability to undertake exploration and development activities in respect of present and future properties, as well as our ability to raise funds to further such activities. Any delays in receiving government approvals in such countries may delay our operations or may affect the status of our contractual arrangements or our ability to meet contractual obligations.

Oil and gas operators are subject to extensive regulation in the countries in which we operate.

The Colombian, Chilean, Brazilian, Peruvian and Argentine hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Columbia” and see Note 31 (a) to our Consolidated Financial Statements.

For example, in Brazil there is potential liability for personal injury, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of operations or our being subjected to administrative, civil and criminal penalties, which could have a material adverse effect on our financial condition and expected results of operations. We expect to also operate in a consortium in some of our concessions, which, under the Brazilian Petroleum Law, establishes joint and strict liability among consortium members, and failure to maintain the appropriate licenses may result in fines of R$10 to R$500 million. In addition, there is a contractual requirement in Brazilian concession agreements regarding local content, which has become a significant issue for oil and natural gas companies operating in Brazil given the penalties related with breaches thereof. The local content requirement will also apply to the production sharing contract regime. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

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

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, including the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or FARC). In the past, guerrillas have targeted the crude oil pipelines, including the Oleoducto Transandino, Caño Limón-Coveñas and Ocensa pipelines, and other related infrastructure disrupting the activities of certain oil and natural gas companies and have resulted in unscheduled shut-downs of transportation systems. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on our business, which may affect our employees or assets.

In 2016, the Colombian government and the FARC signed a peace agreement, pursuant to which the FARC agreed to demobilize its troops and to hand over its weapons to a United Nations mission within 180 days. Our business, financial condition and results of operations could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace agreements and negotiations with other groups, including the ELN, which may result in legislation that increases our tax burden or that of other Colombian companies.

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

Our common shares began to trade on the New York Stock Exchange (“NYSE”) on February 7, 2014, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future.

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

We have never paid, and do not intend to pay in the foreseeable future, cash dividends on our common shares. Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. Due to losses resulting from the oil price decline, accumulated losses amount to US$260.5 million as of December 31, 2016.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 59,940,881 common shares were outstanding as of December 31, 2016. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

As of December 31, 2016, a portion of our total debt is sensitive to changes in interest rates. At December 31, 2016, the outstanding long-term borrowing affected by variable rates amounted to US$54.5 million, representing 15% of total borrowings, which was mainly composed of the loan from Itaú Bank that has a floating interest rate based on LIBOR (the “Rio das Contas Credit Facility”). For more information, see “Item 4. Information on the Company—B. Business Overview—Marketing and delivery commitments—Brazil,” and Note 3 in our Consolidated Financial Statements. Consequently, variations in interest rates could result in significant changes in the amount required to cover our debt service obligations and our interest expense.

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

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, and Mr. Juan Cristóbal Pavez, director, control approximately 30% of our outstanding common shares as of December 31, 2016, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

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

We have evaluated our internal controls for our financial reporting and have determined our controls were effective for the fiscal year ended December 31, 2016. As long as we qualify as an “emerging growth company” as defined by the JOBS Act, we will not be required to obtain an auditor’s attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. Accordingly, our independent registered public accounting firm did not perform an audit of our internal control over financial reporting for the fiscal year ended December 31, 2016. Had our independent registered public accounting firm performed an attestation on our internal control over financial reporting, it is possible that their opinion on our internal controls could have differed from ours which could harm our reputation and share value.

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

We are incorporated as an exempted company under the laws of Bermuda and substantially all of our assets are located in Colombia, Chile, Argentina, Brazil and Peru. In addition, most of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

Our company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Peru and Argentina.

We produced a net average of 22.4 mboepd during the year ended December 31, 2016, of which 70%, 17% and, 13% were, respectively, in Colombia, Chile, and Brazil, and of which 75% was oil. Currently, we are ranked as the third largest private oil and gas operator in Colombia and the first private oil and gas operator in Chile.

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

Our regional platform and risk-balanced portfolio has been built following a proactive but conservative long term technical approach, converting projects into successful value-generating assets.

History

We were founded in 2002 by Gerald E. O’Shaughnessy and James F. Park, who have over 30 years of international oil and natural gas experience, respectively, and who collectively hold approximately 25% of our common shares as of the date of this annual report. Mr. O’Shaughnessy currently serves as our Chairman and Mr. Park currently serves as our Chief Executive Officer and Deputy Chairman.

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

In the first quarter of 2012, we moved into Colombia by acquiring three privately held E&P companies: (i) Winchester Oil and Gas S.A. (now GeoPark Colombia PN S.A. Sucursal Colombia), a Colombian branch of a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS (“Winchester”), (ii) La Luna Oil Company Limited S.A., a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS (“Luna”) and (iii) GeoPark Cuerva LLC, formerly known as Hupecol Caracara LLC, a limited liability company incorporated under the laws of the state of Delaware, which merged into GeoPark Colombia SAS (“Cuerva”). These acquisitions provided us with an attractive platform in Colombia that currently includes working interests and/or economic interests in 9 blocks located in the Llanos and Magdalena Basins.

In December 2012, LGI acquired a 20% equity interest in GeoPark Colombia for US$20.1 million, including the assumption of existing debt and the commitment to provide additional funding to cover LGI’s share of required future investments in Colombia. Our agreement with LGI in Colombia allows us to earn back up to 12% equity participation in GeoPark Colombia, depending on the success of our operations in Colombia. See “Item 10. Additional Information—C. Material contracts”. We believe our partnership with LGI represents a positive independent assessment and validation of the quality of our Chilean and Colombian asset inventory, the extent of our technical and operational expertise and the ability of our management to structure and effect significant transactions.

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

In August 2014, we and Pluspetrol were awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina. The blocks are located in the Neuquén Basin, Argentina’s largest producing hydrocarbon basin.

In October 2014, we entered into an agreement to expand our footprint into Peru through the acquisition of Morona Block in a joint venture with Petroperu. Petroperu awarded a 75% working interest in and operatorship of the Morona Block to us. The agreement was subject to regulatory approval, which was completed in December 2016, as described below.

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

In December 2016, we obtained final regulatory approval for our acquisition of the Morona Block in Peru. The Joint Investment and Operating Agreement dated October 1, 2014 and its amendments were closed on December 1, 2016 following the issuance of Supreme Decree 031-2016-MEM.

See “Item 3. Key Information—D. Risk factors—Risks relating to our business.”

B.	Business Overview

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Peru and Argentina.

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Chile, Brazil, Peru and Argentina.

Oil industry situation and the impact on our operations

As a consequence of the oil price decline which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company has undertaken decisive measures to ensure its ability to both maximize the work program and preserve its cash. For more information see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business—The current oil price crisis has impacted our operations and corporate strategy” and “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.”

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2016. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	The PN-T-57 is still subject to the entry into the concession agreement and absence of legal impediments, by the ANP in the Parnaíba Basin. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2016.

	For the year ended December 31, 2016
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Colombia	37.3	-	37.3	100%	126,228	66%
Chile	6.6	36.3	12.6	52%	36,723	19%
Brazil	0.1	29.6	5.0	1%	29,719	15%
Peru	18.6	-	18.6	100%	-	-
Total	62.6	65.9	73.6	85%	192,670	100%

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 19% for production in the period from 2012 to 2016, as measured by boepd in the table below.

	For the year ended December 31,
	2016	2015	2014	2013	2012
Average net production (mboepd)	22.4	20.4	19.7	13.5	11.3
% oil	75%	74%	74%	82%	66%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2016.

	Average daily production
	For the year ended December 31, 2016
	Colombia	Chile	Brazil	Peru	Total
Oil production
Total crude oil production (bopd)	15,536	1,380	39	-	16,955
Natural gas production
Total natural gas production (mcf/day)	324	14,964	17,346	-	32,634
Oil and natural gas production
Total oil and natural gas production (mboed)	15,590	3,874	2,930	-	22,394

Our assets

According to the D&M Reserves Report, as of December 31, 2016, the blocks in Colombia, Chile, Brazil and Peru in which we have a working interest had 73.6 mmboe of net proved reserves, with 51%, 17%, 7% and 25% of such net proved reserves located in Colombia, Chile, Brazil and Peru, respectively.

We produced a net average of 22.4 mboepd during the year ended December 31, 2016 of which 70%, 17%, and 13%, were in Colombia, Chile and Brazil, respectively, and of which 75% was oil.

We are the operator of a majority of the blocks in which we have a working interest.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil- and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets as illustrated below.

•	In 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block we performed active exploration and development drilling that resulted in multiple oil and gas discoveries.

•	In 2012, the acquisitions of Winchester, Luna and Cuerva in Colombia gave us access to attractive exploratory and productive acres. In the Llanos Basin, we pioneered a new play type combining structural and stratigraphic traps. Since we started activity in the Llanos 34 Block, we were able to perform an active exploration and development drilling campaign, which resulted in multiple new discoveries including the Tigana and Jacana fields.

•	In 2013, the acquisition of Rio das Contas, which closed on March 31, 2014, gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manati and Camarão Norte Fields in the Camamu-Almada Basin in the State of Bahia. The Manati Field is operated by Petrobras (with a 35% working interest), the Brazilian national company and the largest oil and gas operator in Brazil. Our Rio das Contas acquisition in Brazil provides us with a long-term off-take contract with Petrobras that covers approximately 100% of net proved gas reserves in the Manati Field, a valuable relationship with Petrobras and an established local platform and presence.

•	In 2014, we entered into an agreement to expand our footprint into Peru through the acquisition of the Morona Block in a joint venture with Petroperu. The Morona Block contains the Situche Central oil field, and offers a large exploration potential with several high impact prospects and plays. The joint venture agreement was subject to regulatory approval, which we received in December 2016. See “—Our operations—Operations in Peru.”

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide a number of attractive opportunities with varying levels of risk. Our drilling inventory and our development plans target locations that provide attractive economics and support a predictable production profile.

Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities.

Funding Platform

We have historically benefited from consistent cash flows and access to debt and equity capital markets, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities. The significant decline in oil prices since the end of 2014 significantly impacted our revenues and results from operations for the year ended December 31, 2016. We generated US$82.9 million, US$25.9 million and US$230.7 million in cash from operations in the years ended December 31, 2016, 2015 and 2014, respectively, and had US$73.6 million and US$82.7 million in cash and cash equivalents as of December 31, 2016 and 2015, respectively. As of December 31, 2016 we had US$358.7 million of total financial debt with over 80% of our debt maturing in 2020. Our short-term objectives are to preserve cash. See “—Our long-term strategy” below.

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

In March 2014, we borrowed US$70.5 million pursuant to a five-year term variable interest secured loan, secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to 6-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which were divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%.

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production to Trafigura. The offtake agreement also provides us with prepayment of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Following subsequent amendments in February 2017, the availability period under the prepayment agreement was extended until June 30, 2017.

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

Our CEO, Mr. James Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 15, 2017, Mr. Park held 13.2% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of March 15, 2017, Mr. O’Shaughnessy held 12.1% of our outstanding common shares.

Our management and operating team has an average experience in the energy industry of approximately 25 years in companies such as Chevron, San Jorge, Petrobras, Total, Pluspetrol, ENAP and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 15, 2017, our executive directors, management and employees (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned approximately 1.7% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

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

In addition, the IFC has been one of our shareholders since 2006, holding an 5.8% equity interest in us as of December 31, 2016. In Chile, we have strong long-term commercial relationships with Methanex and ENAP, and in Colombia, we have developed a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company. In Brazil, we believe we will continue to derive benefit from the long-term relationship GeoPark Brasil (formerly Rio das Contas) has with Petrobras.

2017 Strategy and Outlook

Oil prices were volatile since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2017 capital expenditure program.

Our preliminary base capital program for 2017 considers a reference oil price assumption of US$45-US$50 per barrel and calls for approximately US$80 million-US$90 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand, to be allocated approximately as follows:

•	Colombia: US$60-65 million. Focus on Llanos 34 Block to develop, appraise and further explore potential of the Tigana/Jacana oil play

•	Chile: US$10-12 million. Focus on gas growth opportunities and business optimization at the Fell Block

•	Brazil: US$5-7 million. Initiate exploration drilling in onshore blocks. Work program also includes maintenance activities at Manati production platform

•	Argentina: US$5-7 million. Initiate exploration drilling in CN-V, Sierra del Nevado and Puelen blocks in the Neuquen Basin

In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption below US$40 per barrel and consists of an alternative capital expenditure program of approximately US$50 million-US$60 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption of US$50 per barrel or higher and consists of an alternative capital expenditure program of approximately US$110 million-US$120 million to be selected from identified projects designed to increase reserves and production.

During the year ended December 31, 2016, we entered into derivative financial instruments to manage our exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Company from potential non-performance risk by its counterparties. See Note 36 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

Our long-term strategy

Continue to grow a risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. In general, when we enter a new country we look for a mix of three elements: (i) producing fields, or existing discoveries with near-term possibility of production, to generate cash flows; (ii) an inventory of adjacent prospects that can offer medium-term upside for steady growth; and (iii) a periphery of higher-risk projects which have a potential to generate significant upside in the long run.

For example, in Colombia, we acquired three companies simultaneously to pursue a risk-balanced approach: one company had mainly proven production and reserves to provide us with a steady cash flow base, and the remaining had highly prospective exploration license blocks. Within four years of entering Colombia, we made multiple oil discoveries in block Llanos 34 that allowed us to increase production and cash flows.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions. Our Colombian acquisitions highlight our ability to identify and execute opportunities. These acquisitions have provided us with an additional attractive platforms in those countries. Our enhanced regional portfolio, primarily in investment-grade countries, and strong partnerships position us as a regional consolidator. We intend to continue to grow through strategic acquisitions and potentially in other countries in Latin America. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil- and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets. For example, during 2015, as part of our long term effort to build an upstream platform in Mexico, we participated in the Mexican Bid Round 1.3 with Grupo Alfa for onshore projects, however, no blocks were awarded.

Continue to foster a technically-driven culture and to capitalize on local knowledge

We intend to continue to deliberately and collectively pursue strategies that maximize value. For this purpose, we intend to continue expanding our technical teams and to foster a culture that rewards talent according to results. For example, we have been able to maintain the technical teams we inherited through our Colombian and Brazilian acquisitions. We believe local technical and professional knowledge is key to operational and long-term success and intend to continue to secure local talent as we grow our business in different locations.

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

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 26 hydrocarbons blocks, 25 of which are onshore blocks, including 6 in production as of December 31, 2016, as well as in an additional shallow-offshore concession in Brazil that includes the Manati Field. In addition, we have one concession in Brazil, the PN-T-597 Block that is subject to the entry into the concession agreement by the ANP.

Operations in Colombia

Our Colombian assets currently give us access to more than 600,000 gross exploratory and productive acres across 8 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth in our oil production and proved reserves in Colombia, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block, which as of December 31, 2016 accounts for 93% of our production and 99% of our proved reserves in Colombia.

The table below shows average production and proved oil reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Average net production (mboepd)	15.5	13.2	10.7
Net proved reserves at year-end (mmbbl)	37.3	30.4	24.7

Highlights of the year ended December 31, 2016 related to our operations in Colombia included:

•	Successful drilling campaign with 6 gross wells drilled and put into production in the Jacana and Tigana oil fields in the Llanos 34 Block;

•	Average net production increased by 17%, to 15.5 mboepd in 2016 from 13.2 mboepd in 2015;

•	Proved oil reserves increased by 23% to 37.3 mmbbls at year-end 2016, from 30.4 mmbbls at year-end 2015 after producing 5.7 mmbbl;

•	Capital expenditures were reduced by 15% to US$26.2 million in 2016 from US$30.7 million in 2015; and

•	Successful cost reduction efforts impacting Production and operating costs that represented a 25% reduction, to US$36.6 million in 2016 as compared to US$48.8 million in 2015.

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

VIM-3
COLOMBIA
LLANOS 17
JAGÜEYES
YAMU
LA CUERVA
LLANOS 32
LLANOS 34
ABANICO
200 km

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2016.

Block	Gross acres (thousand acres)	Working interest(1)	Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Llanos 34	82.2	45.0%	Parex	GeoPark	37.1	14,890	Llanos	Exploration: 2017 Exploitation: 2039
La Cuerva	47.8	100.0%	—	GeoPark	—	388	Llanos	Exploration: 2014 Exploitation: 2038
Yamú	11.2	89.5/100%(4)	—	GeoPark	0.1	7	Llanos	Exploration: 2013 Production: 2036
Llanos 17	108.8	36.8%	Parex	Parex	—	—	Llanos	Exploration: 2015 Exploitation: 2039
Llanos 32	100.3	10%	APCO; Parex	Parex	0.1	250	Llanos	Exploration: 2015 Exploitation: 2039
Jagüeyes 3432A	61.0	5.0%	Columbus	Columbus	—	—	Llanos	Exploration: 2014 Exploitation: 2038
VIM-3	225.0	100%	—	GeoPark	—	—	Magdalena	Exploration: 2021 Exploitation: 2045

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI currently has a 20% direct equity interest in our Colombian operations through GeoPark Colombia SAS. However, we can earn back up to 12% additional equity interests in GeoPark Colombia depending on the success of our Colombian operations. See “—Significant Agreements—Agreements with LGI—LGI Colombia Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2016.

(4)	Although we are the sole title holder of the working interest in the Yamú Block, other parties have been granted economic interests in fields in this block. Taking those other parties’ interests into account, we have a 89.5% interest in the Carupana Field and a 100% interest in the Yamú and Potrillo Fields, both located in the Yamú Block.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2016.

Block	Gross acres (thousand acres)	Economic interest(1)	Operator	Production (boepd)	Basin
Abanico	32.1	10%	Pacific	55	Magdalena

(1)	Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

Eastern Llanos Basin: (Llanos 34, La Cuerva, Yamú, Llanos 32, Llanos 17, Jagüeyes 3432A, Abanico, and VIM-3 Blocks)

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 82,200 gross acres (333 sq. km). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at the time had no production, reserves or wells drilled on it, and with 210 sq. km of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2016 we engaged in exploration and development activities that resulted in multiple new oil fields discovered and increased production and proved reserves year by year until 2016. Average net production in 2016 was 14,890 bopd and net reserves of 37.1 mmbbl. The remaining commitment amounts to US$6.3 million at our working interest. As of the date of this Annual Report, we are awaiting the ANH’s approval of US$3.6 million related to one well already drilled that was presented as fulfilment of the commitment to be performed before September 2019.

Our partner in the Llanos 34 Block is Parex, which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant Agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

La Cuerva Block. We are the operator of, and have a 100% working interest in, the La Cuerva Block, which covers approximately 47,800 gross acres (190 sq. km). Since we acquired an interest in the La Cuerva Block, we have drilled a total of 15 wells in the block, 10 of which were productive at year-end 2016. Due to the impact of low oil prices, the block was temporarily shut in 2015 and 2016. Average net oil production in 2016 was 388 bopd. We operate in the block pursuant to an E&P Contract with the ANH.

Yamú Block. We are the operator of, and have a 100% working interest in, the Yamú Block, which covers approximately 11,200 gross acres (45.5 sq. km). Economic rights to certain fields in the Yamú Block have been granted to other parties. In May 2013, we successfully drilled and completed the Potrillo 1 well. For the year ended December 31, 2016, our average net production at the Yamú Block was 7 bopd, resulting from the temporary shutdown of our operations in this block.

Llanos 17 Block. We have a 40% working interest in the Llanos 17 Block, which covers approximately 108,800 gross acres (440 sq. km). Parex is the operator of, and has a 60% working interest in, the Llanos 17 Block. Since we acquired a working interest in the block, two wells have been drilled, one of which was productive. We maintain our 40% working interest in the Llanos 17 Block pursuant to an E&P Contract with the ANH. There are no pending commitments in this block. Consequently, the contract is now entering liquidation.

Llanos 32 Block. We have a 10% working interest in the Llanos 32 Block, which covers approximately 100,300 gross acres (406 sq. km) Parex is the operator of, and has a 70% working interest in this block. Pluspetrol has a 20% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2016, our average net production in the Llanos 32 Block was 250 bopd. The remaining commitment related to this block is to drill one exploratory well before August 2018 amounting to US$0.6 million at our working interest.

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

VIM-3 Block. On July 23, 2014 we were awarded a new exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. We will operate and have a 100% working interest in the block. The VIM-3 Block is located in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. Our winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of carrying out 200 sq. km of 2D seismic data and drilling one exploratory well, with a total estimated investment of US$22.3 million during the initial three-year exploratory period ending September 2018.

Operations in Chile

Our Chilean assets currently give us access to 936,000 of gross exploratory and productive acres across 6 blocks in a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

Our Chilean blocks are located in the provinces of Ultima Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil- and gas-producing area. As of December 31, 2016, the Magallanes Basin accounted for all of Chile’s oil and gas production. Although this basin has been in production for over 60 years, we believe that it remains relatively underdeveloped.

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

Highlights of the year ended December 31, 2016 related to our operations in Chile included:

•	Average net oil and gas production remained flat at 3,874 boepd in 2016 as compared to 3,816 boepd in 2015;

•	Proved oil and gas reserves increased by 4% to 12.6 mmboe at year-end 2016, from 12.1 mmboe at year-end 2015 after producing 1.4 mmboe;

•	Capital expenditures were reduced by 37% to US$7.8 million in 2016 from US$12.4 million in 2015; and

•	Successful cost reduction efforts impacting Production and operating costs that represented a 23% reduction, to US$22.2 million in 2016 as compared to US$28.7 million in 2015.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2016.

Block	Gross acres (thousand acres)	Working interest (1)	Partners (2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Fell	367.8	100%	—	GeoPark	12.4	3,816	Magallanes	Exploitation: 2032
Tranquilo	92.4	50%	Pluspetrol	GeoPark	—	—	Magallanes	Exploitation: 2043
Otway	49.4(4)	100%	—	GeoPark	—	—	Magallanes	Exploitation: 2044
Isla Norte	130.2	60%(5)	ENAP	GeoPark	—	—	Magallanes	Exploration: 2019 Exploitation: 2044
Campanario	192.2	50%(5)	ENAP	GeoPark	—	—	Magallanes	Exploration: 2020 Exploitation: 2045
Flamenco	105.9	50%(5)	ENAP	GeoPark	0.2	58	Magallanes	Exploration: 2019 Exploitation: 2044

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Chilean operations through GeoPark Chile. See “—Significant Agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

(2)	Partners with working interests.

(3)	As of December 31, 2016.

(4)	In April 2013, we voluntarily relinquished to the Chilean government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement, and applied for an assignment of rights permit on August 5, 2013. In September 2014, the Chilean Ministry of Energy approved that we will be the sole participant with a working interest of 100%. See “—Otway and Tranquilo Blocks.”

(5)	LGI has a 14% direct equity interest in our Tierra del Fuego operations through GeoPark TdF and a 20% direct equity interest in GeoPark Chile, for a total effective equity interest of 31.2% in our Tierra del Fuego operations. See “—Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)” and “—Significant Agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km of 3D seismic surveys and drilled 114 exploration and development wells. In the year ended December 31, 2016, we produced an average of approximately 3,816 boepd, in the Fell Block, consisting of 36% oil.

The Fell Block has an area of approximately 368,000 gross acres (1,488 sq. km) and its center is located approximately 140 km northeast of the city of Punta Arenas. It is bordered on the north by the international border between Argentina and Chile and on the south by the Magellan Strait.

The first exploration efforts began on the Fell Block in the 1950s. Through 2005, ENAP carried out seismic surveys and drilled numerous wells in the block. From 2006 through August 2011, we successfully explored and developed the Fell Block, which allowed us to transition approximately 84% of the Fell Block’s area from an exploration phase into an exploitation phase, which we expect will last through 2032. During the exploration phase, we exceeded the minimum work and investment commitment required under the Fell Block CEOP by more than 75 times. There are no minimum work and investment commitments under the Fell Block CEOP associated with the exploitation phase.

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

Our geosciences team identified and developed an attractive inventory of prospects and drilling opportunities for both exploration and development in the Fell Block. Previous oil discoveries in the Konawentru, Yagán, Yagán Norte, Copihue and Guanaco fields have opened up new oil and gas potential in the Fell Block. An important discovery during 2011 was the Konawentru 1 well, which we initially tested to have in excess of 2,000 bopd from the Tobífera formation, and which has opened up additional potentially attractive opportunities (workovers, well-deepening’s and new exploration and development wells) in the Tobífera formation throughout the Fell Block.

From 2012 to 2014, we focused our exploration and development plan in the Tobífera formation by drilling wells in Konawentru, Yagán and Yagán Norte fields, as well as deepening existing wells in Ovejero and Molino. Exploration efforts in 2014 resulted in the discoveries of the Ache gas field and the Loij oil field.

During 2015, although there were no wells drilled, we put into production a new gas field, Ache, that was discovered in 2014. During 2016, we successfully drilled the Pampa Larga 16 well and continued focusing on maintaining production levels and reducing production and operating costs.

The Fell Block also contains the Estratos con Favrella shale reservoir, which we believe represents a high-potential, unconventional resource play for shale oil, as a broad area within Fell Block (1,000 sq. km) which appears to be in the oil window for this play.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In the first and second quarters of 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego province of Chile. We are the operator of all three of these blocks, with working interests of 60%, 50% and 50%, respectively. We believe that these three blocks, which collectively cover 463,700 gross acres (1,877 sq. km) and are geologically contiguous to the Fell Block, represent strategic acreage with resource potential. We have committed to paying 100% of the required minimum investment under the CEOPs covering these blocks, in an aggregate amount of US$101.4 million through the end of the first exploratory periods for these blocks, which occurred in November 2015 for the Flamenco Block and is expected to occur by May 2017 for the Isla Norte Block and by July 2017 for the Campanario Block, which includes our covering of ENAP’s investment commitment corresponding to its working interest in the blocks.

Isla Norte Block. We are the operator of, and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 130,200 gross acres (527 sq. km). As of March 2017, we had completed 100% of the committed 350 sq. km of 3D seismic surveys and drilled one exploratory well, which represents the first oil discovery within the block. As of the date of this Annual Report, outstanding investment commitments of approximately US$6.6 million related to this block correspond to two exploratory wells until May 7, 2019.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 192,200 gross acres (778 sq. km). As of March 31, 2017, we had completed 100% of the committed 578 sq. km of 3D seismic surveys and have also drilled five exploratory wells, including the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in addition to one development well. As of the date of this annual report, outstanding investment commitments of approximately US$11.9 million related to this block correspond to three exploratory wells until July 10, 2019.

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The block covers approximately 141,300 gross acres (582 sq. km). In June 2013, we discovered a new oil and gas field in the block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. As of March 31, 2017, we had completed 100% of the committed 570 sq. km of 3D seismic surveys. We have also committed to drilling ten wells during the first exploration period under the CEOP governing the Flamenco Block. In the year ended December 31, 2016, we produced an average of approximately 58 boepd in the Flamenco Block.

The first exploration period of the Flamenco Block ended in November 2015, and we and ENAP notified the Ministry of Energy of our decision to continue with the second exploration period, which will last for 2 years. As of the date of this annual report, outstanding investment commitments related to this block correspond to 1 exploratory well until November 7, 2017 for approximately US$2.1 million, to be assumed 100% by us. On January 6, 2017, we proposed to extend the second exploratory period for an additional period of 18 months. As of the date of this Annual Report, the Chilean Ministry has not replied.

Otway and Tranquilo Blocks

We are the operator of the Otway and Tranquilo Blocks.

In the Otway Block, we have a 100% working interest. On April 10, 2013, we voluntarily and formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploratory period and to terminate the exploratory phase under the Otway Block CEOP, such that we relinquished all areas of the Otway Block, except for two areas totaling 49,421 gross acres in which we declared the discovery of hydrocarbons, in the Cabo Negro and Tatiana prospect areas.

In the Tranquilo Block, as of December 31, 2016, we had a 50% working interest alongside our partner Pluspetrol. In 2014, Methanex and Wintershall announced their decision to exit the Consortium, which was approved by the Ministry of Energy and formalized in 2016.

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

As of December 31, 2016, we had completed our minimum work commitments for the Otway and Tranquilo Blocks, with a total investment of approximately US$24 million for the first exploratory period. The Otway Block’s seismic commitment program was completed in 2011 and included 270 sq. km of 3D seismic and 127 km of 2D seismic survey work.

Operations in Brazil

Our Brazilian assets currently give us access to 242,000 of gross exploratory and productive acres across 9 blocks (8 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2016 related to our operations in Brazil included:

•	Average net oil and gas production of 2,930 boepd (99% gas) in the year ended December 31, 2016, as compared to 3,342 boepd, mainly impacted by lower industrial demand affecting production in the Manati Field;

•	Capital expenditures were reduced by 37%, to US$3.6 million in 2016, from US$5.6 in 2015; and

•	Seismic interpretation and other preliminary studies in our onshore exploratory blocks, in preparation to drill our first operated well during 2017.

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

The following table sets forth information as of December 31, 2016 on our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession and the concessions from bidding rounds 11, 12 and 13.

Concession	Gross acres (thousand acres)	Working interest(1)	Partners	Operator	Net proved reserves (mmboe)	Production (boepd)	Basin	Concession expiration year
REC-T 94	7.7	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2018 Exploitation: 2045
POT-T 619	7.9	100%	—	GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
PN-T-597(4)	188.7	100%	—	GeoPark	—	—	Parnaíba	—
SEAL-T-268	7.8	100%	—	GeoPark	—	—	Sergipe Alagoas	Exploration: 2019 Exploitation: 2046
REC-T-93	7.8	100%(5)	—	GeoPark	—	—	Recôncavo	Exploration: 2020 Exploitation: 2047
REC-T-128	7.6	70%	Geosol	GeoPark	—	—	Recôncavo	Exploration: 2020 Exploitation: 2047
POT-T-747	6.9	100%(5)	—	GeoPark	—	—	Potiguar	Exploration: 2020 Exploitation: 2047
POT-T-882	7.9	100%(5)	—	GeoPark	—	—	Potiguar	Exploration: 2020 Exploitation: 2047
BCAM-40	22.8	10%	Petrobras; QGEP; Brasoil	Petrobras	5.0	2,930	Camamu-Almada	Exploitation: 2029(2) - 2034(3)

(1)	Working interest corresponds to the working interests held by our respective subsidiaries, net of any working interests held by other parties in such concession. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(2)	Corresponds to Manati Field.

(3)	Corresponds to Camarão Norte Field.

(4)	PN-T-597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. As of the date of this annual report, confirmation remains subject to final signing and local authority approval. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(5)	A 30% working interest of proposed partners is subject to ANP approval.

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

The Manati Field is located 65 km south of Salvador, offshore at a 35 meter water depth. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2016, 11 wells had been drilled in the Manati Field, six of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below). In July 2015, we signed an amendment to the existing Gas Sales Agreement with Petrobras that covers 100% of the remaining gas reserves of the Manati Field.

Also in 2015, in order to improve the field gas recovery and production, Manatì’s consortium built an onshore compression plant that started operating in August 2015. The compression plant involved capital expenditures of approximately US$3.7 million at our working interest and allowed us to classify all existing proved undeveloped reserves as proved developed as of December 31, 2016.

The acquisition of Rio das Contas provides us with a long-term off-take contract with Petrobras that covers 100% of net proved gas reserves in the Manati Field, a valuable relationship with Petrobras and an established local platform and presence, with a seasoned and experienced geoscience and administrative team to manage the assets and to seek new growth opportunities.

Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline are expired. However, the operator submitted, in a timely manner, the request for renewal of those licenses and as such this operation is not in default as long as the regulator does not state its final position on the renewal. The Camarão Norte Field is in the development phase and is not yet subject to the environmental licensing requirement.

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

In 2016, after fulfilling the committed exploratory commitments and further reevaluation of commercial potential, five exploratory blocks were relinquished to the ANP (REC T 85, POT T 620, POT T 663, POT T 664 and POT T 665).

REC-T 94 Concession

In the REC-T 94 we committed R$17.6 million (approximately US$5.35 million, at the December 31, 2016 exchange rate of R$3.3 to US$1.00) during the first exploratory period consisting of drilling two exploratory wells and 31 sq. km of 3D seismic surveys.

During the year 2014 we executed a 3D seismic survey. Seismic data interpretation in 2015 and 2016 defined two well locations which we plan to drill in 2017.

POT-T 619 Concession

In the POT-T 619 Concession we committed investments of R$2.3 million (approximately US$0.7 million at the December 31, 2016 exchange rate of R$3.3 to US$1.00) during the first exploratory period, equivalent to 46 km of 2D seismic work.

During the year 2014 we executed a 2D seismic survey. Seismic data processing was concluded in 2015. After seismic interpretation, we decided to continue to the second exploratory period, which lasts for two years with a commitment to drill one exploratory well.

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

PN-T-597 Concession

The Parnaiba Basin, which covers an area of approximately 148 million gross acres (600,000 sq. km), is a basin with large underexplored areas. As of December 31, 2016, the basin had two fields in production in the basin.

In the PN-T-597 Concession we committed R$7.7 million (approximately US$2.3 million, at the December 31, 2016 exchange rate of R$3.3 to US$1.00) for the first exploratory period, equivalent to 180 km of 2D seismic.

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

SEAL-T-268 Concession

In the SEAL-T-268 Concession we committed R$1.6 million (approximately US$0.5 million, at the December 31, 2016 exchange rate of R$3.3 to US$1.00) for the first exploratory period. The exploratory phase for this concession is divided into two exploratory periods, the first lasting three years, and the second, which is optional, can last for up to two years. During 2016, an electromagnetic survey acquisition of 70 stations and reprocessing of 58 km of vintage 2D seismic was performed and, after ANP approval, will fulfill part of the committed work program. Interpretation of the new data is currently ongoing.

Round 13 Concessions

During ANP’s 13th round of bidding held on October 7, 2015, we were awarded four exploratory concessions, of which two were in the Potiguar Basin in the state of Rio Grande do Norte and two were in the Reconcavo Basin in the state of Bahia. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

POT-T-747 and POT-T-882

The POT-T-747 and POT-T-882 blocks are located in the Potiguar Basin and encompass an area of 14,829 acres (60 square km). Total commitment to the ANP was of R$8.5 million (approximately US$2.6 million, at the December 31, 2016 exchange rate of R$3.3 to US$1.00) during the first exploratory period and is equivalent to acquiring 70 km of 2D seismic, and drilling one well.

REC-T-128 and REC-T-93

Both blocks are part of the Reconcavo Basin and have a combined area of 15,405 acres (62.3 square km). The block REC-T-128 was bid for in partnership with Geosol with a 70% working interest for us and 30% working interest for Geosol. The total commitment to the ANP was R$7.9 million (approximately 2.4 million at the December 31st, 2016 exchange rate of R$3.3 to US$1.00) during the first exploratory period and consists of acquiring 9 km2 of 3D seismic, drilling one well and performing geochemical analysis at two levels.

During 2016, regional interpretation studies were performed in the area. Part of the minimum exploratory program of Block REC-T-93 has been fulfilled and approved by ANP with the 3D regional seismic acquisition which also covered Block REC T 94 (Round 11).

Operations in Peru

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the acquisition of Morona Block in a joint venture with Petroperu.

The Morona Block has DeGolyer and MacNaughton certified net proved reserves of 18.6 mmboe as of December 31, 2016, composed of 100% oil.

The map below shows the location of the Morona Block in Peru.

The table below summarizes information about the block in Peru.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Morona	1,881	75%	GeoPark	18.6	—	Marañon	Exploitation: 2038 (3)

(1)	Corresponds to the initial working interest. Petroperu will have the right to increase its working interest in the block by up to 50%, subject to the recovery of our investments in the block through agreed terms in the Petroperu SPA. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

(2)	Certified by DeGolyer and MacNaughton as of December 31, 2016.

(3)	The concession year expiration is related to approval of an environmental impact assessment (EIA) study for project development. The concession will expire twenty (20) years after EIA approval.

Morona Block

The Morona Block covers an area of approximately 1,881 thousand gross acres (7,600 sq. km). More than 1 billion barrels of oil have been produced from the surrounding blocks in this basin.

On October 1, 2014, we entered into an agreement to acquire a 75% working interest in the Morona Block in Northern Peru. As stated above, this agreement includes a work program to be executed by us. This program includes 3 phases, and we may decide whether to continue or not at the end of each phase. On December 1, 2016, through Supreme Decree N° 031-2016-MEN, the Peruvian government approved the amendment to the License Contract of Morona Block appointing GeoPark as operator and holder of 75% of the License-Contract.

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

The goal of the initial two stages is to put the field into production through a long term test of the two wells already drilled in the field, in order to determine the most effective overall development plan and to begin to generate cash flow. These initial stages require an investment of approximately US$100 million to US$150 million and are expected to be completed within 24 to 36 months after closing. We have committed to cover Petroperu, by paying its portion of the required investment in these initial phases. In addition, we are required to cover any capital or operational expenditures of Petroperu associated with the project until December 31, 2020. We expect these expenditures to be substantially reimbursed by Petroperu from revenues associated to future sales.

In accordance with the agreement between us and Petroperu, commitments assumed by GeoPark are subject to certain economical and technical conditions being met.

The third stage, which will be initiated once production has been established, is expected to focus on carrying out the full development of the Situche Central field, including transportation infrastructure and new exploration drilling of the block.

The exploratory program entails drilling one exploratory well. Exploratory program capital expenditures will be borne exclusively by us. Expected capital expenditures in 2017 for the Morona Block are mainly related to facility maintenance and environmental and engineering studies.

Initially we will have a 75% working interest. However, according to the terms of the agreement, Petroperu will have the right to increase its working interest in the block by up to 50%, subject to the recovery of our investments in the block by certain agreed factors.

See “Item 3. Key Information—D. Risk factors—Risks relating to our business—“Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production” and “—We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including native communities, where our reserves are located.”

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2016.

The table below summarizes information about the blocks in Argentina in which we have working interests as of December 31, 2016.

Block	Gross acres (thousand acres)	Working interest (1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Puelen (3)	305.4	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017
Sierra del Nevado (3)	1,433.2	18%	Pluspetrol	—	—	Neuquén	Exploration: 2017
CN-V	117.0	50%	GeoPark	—	—	Neuquén	Exploration: 2017

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

(2)	As of December 31, 2016.

(3)	Blocks awarded in the 2014 Mendoza Bidding Round.

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

Puelen Block: the Puelen Block covers an area of approximately 305.4 thousand gross acres, and is located in the Neuquén Basin in southern Argentina. During 2016, 200 square kilometers of 3D seismic was registered, amounting to US$1.6 million at our working interest.

Sierra del Nevado Block: the Sierra del Nevado Block covers an area of approximately 1,433.2 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

We have committed to a minimum aggregate investment of US$6.2 million for this working interest, which includes the work program commitment on both blocks during the first three years of the exploratory period.

CN-V Block Farm-in Agreement

On July 22, 2015, we signed a farm-in agreement with Wintershall for the CN-V Block in Argentina, which complements our existing acreage in the basin. Wintershall is Germany's largest oil and gas producer and a subsidiary of BASF Group. We will operate during the exploratory phase and receive a 50% working interest in the CN-V Block in exchange for our commitment to drill one exploratory well before the end of the second quarter of 2017 and to drill another exploratory well before the end of the second exploration period, for a total of US$10 million.

The CN-V Block covers an area of approximately 117,000 acres and is located in the Neuquén Basin in southern Argentina. The block has 3D seismic coverage of 180 sq. km and is adjacent to the producing Loma Alta Sur oil field, a region and play-type well known to our team. The block includes upside potential in the developing Vaca Muerta unconventional play.

Del Mosquito Block

On April 2016 the concession of the Del Mosquito expired and we relinquished the entire remaining acreage to provincial authorities. As of the date of this Annual Report, the approval of the abandonment plan for remediation and restoration of the block is still pending.

Oil and natural gas reserves and production

Overview

We have achieved consistent growth in oil and gas reserves from our investment activities since 2007, when we began production in the Fell Block, followed by successful acquisition, exploration and development activities in other countries in which we have a presence, including Colombia, Brazil and Peru.

The following table summarizes DeGolyer and MacNaughton reported net proved reserves in Colombia, Chile, Brazil and Peru as of December 31, 2016.

Country	Oil (mmbbl)	Gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Colombia	37.3	-	37.3	100%
Chile	6.6	36.3	12.6	52%
Brazil	0.1	29.6	5.0	1%
Peru	18.6	-	18.6	100%
Total	62.6	65.9	73.6	85%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2016, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2016
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Colombia	9.5	-	9.5	100%
Chile	0.5	6.6	1.7	33%
Peru	9.3	-	9.3	100%
Brazil	0.1	29.6	5.0	1%
Total net proved developed	19.4	36.2	25.5	76%

Net proved undeveloped
Colombia	27.8	-	27.8	100%
Chile	6.1	29.7	11.0	55%
Peru	9.3	-	9.3	100%
Brazil	-	-	-	-
Total net proved undeveloped	43.2	29.7	48.1	90%

Total net proved (Colombia, Chile, Peru, Brazil)	62.6	65.9	73.6	85%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2016, 2015 and 2014, please see Table 5 included in Note 37 (unaudited) to our Consolidated Financial Statements.

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

Independent reserves engineers

Reserves estimates as of December 31, 2016 for Colombia, Chile, Brazil and Peru included elsewhere in this annual report are based on the D&M Reserves Report, dated April 11, 2017 and effective as of December 31, 2016. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

DeGolyer and MacNaughton, a Delaware corporation with offices in Dallas, Houston, Calgary, Moscow and Algiers, has been providing consulting services to the oil and gas industry for more than 75 years. The firm has more than 150 professionals, including engineers, geologists, geophysicists, petrophysicists and economists that are engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. DeGolyer and MacNaughton restricts its activities exclusively to consultation and does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

The D&M Reserves Report covered 100% of our total reserves. In connection with the preparation of the D&M Reserves Report, DeGolyer and MacNaughton prepared its own estimates of our proved reserves. In the process of the reserves evaluation, DeGolyer and MacNaughton did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of DeGolyer and MacNaughton that brought into question the validity or sufficiency of any such information or data, DeGolyer and MacNaughton did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. DeGolyer and MacNaughton independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(2) of Regulation S-X. DeGolyer and MacNaughton issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and DeGolyer and MacNaughton used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Proved undeveloped reserves

As of December 31, 2017, we had 48.1 mmboe in proved undeveloped reserves, an increase of 15.6 mmboe, or 47%, over our December 31, 2016 proved undeveloped reserves of 33.0 mmboe. The increase in proved undeveloped oil reserves is mainly due to net additions in Colombia related to appraisal success in Jacana Oil Field, and the incorporation of proved undeveloped reserves in Peru. This was partially offset by proved undeveloped reserves being converted to proved reserves in Colombia for approximately 4.7 mmboe and Chile for approximately 0.6 mmboe, as stated in the table below.

Of our 48.1 mmboe of net proved undeveloped reserves, 27.8 mmboe (58%), 11.0 mmboe (23%), and 9.3 mmboe (19%) were located in Colombia, Chile and Peru, respectively.

During 2016, we incurred approximately US$10.1 million in capital expenditures to convert such proved undeveloped reserves to proved developed reserves, of which approximately US$7.3 million, and US$3.1 million were made in Colombia and Chile, respectively.

No net proved undeveloped reserves were located in Argentina and Brazil as of December 31, 2016.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2016.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2015 (All amounts shown in mmboe)	33.0

Plus: Extensions, discoveries and acquisitions:
-Colombia	6.3
-Chile	–
-Brazil	–
-Peru(1)	9.3
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(4.7)
-Chile	(0.6)
-Brazil	–
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	4.0
-Chile	0.8
-Brazil	–
Total Net Proved Undeveloped Reserves at December 31, 2016	48.1

(1)	On December 1, 2016, through Supreme Decree N° 031-2016-MEN, the Peruvian government approved the amendment to the License Contract of Morona Block appointing GeoPark as operator and holder of 75% of the License-Contract. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru.”

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil for each of the years ended December 31, 2016, 2015 and 2014.

	Average daily production(1)
	As of December 31,
	2016		2015			2014
	Colombia	Chile	Brazil	Colombia	Chile	Brazil	Colombia	Chile	Brazil
Oil production
Average crude oil production (bopd)	15,536	1,380	39	13,183	1,938	48	10,748	3,690	42
Average sales price of crude oil (US$/bbl) (3)	24.4	37.0	48.0	30.4	42.2	53.1	73.0	89.4	102.4
Natural gas
Average natural gas production (mcfpd)	-	14,964	17,346	-	11,380	19,672	354	14,474	15,753
Average sales price of natural gas (US$/mcf) (3)	-	3.8	5.0	-	4.5	4.7	-	6.2	6.5
Oil and gas production cost
Average operating cost (US$/boe)	5.4	15.8	5.8	8.8	21.0	4.4	18.4	16.7	5.8
Average royalties and Other (US$/boe)	1.4	1.1	2.8	1.8	1.5	2.6	3.3	3.3	3.1
Average production cost (US$/boe)(2)	6.7	16.9	8.5	10.6	22.5	7.1	21.7	20.0	8.9

(1)	We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.

(2)	Calculated pursuant to FASB ASC 932.

(3)	Averaged realized sales price for oil does not include our Argentine blocks because our Argentine operations were not material during such periods. Averaged realized sales price for gas does not include our Argentine and Colombian blocks because our gas operations in those countries were not material during such period.

Drilling activities

The following table sets forth the exploratory wells we drilled as operators during the years ended December 31, 2016, 2015 and 2014.

	Exploratory wells(1)
	As of December 31,
	2016			2015			2014
	Colombia	Chile	Brazil	Colombia	Chile	Brazil	Colombia	Chile	Brazil
Productive(2)
Gross	3.0	-	-	3.0	-	-	4.0	11.0	-
Net	1.4	-	-	1.4	-	-	1.8	7.1	-
Dry(3)
Gross	-	-	-	1.0	-	-	-	5.0	-
Net	-	-	-	0.5	-	-	-	3.0	-
Total
Gross	3.0	-	-	4.0	-	-	4.0	16.0	-
Net	1.4	-	-	1.9	-	-	1.8	10.1	-

(1)	Includes appraisal wells.

(2)	A productive well is an exploratory, development, or extension well that is not a dry well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled as operators during the years ended December 31, 2016, 2015 and 2014.

	Development wells(1)
	As of December 31,
	2016			2015			2014
	Colombia	Chile	Brazil	Colombia	Chile	Brazil	Colombia	Chile(1)	Brazil
Productive(2)
Gross	3.0	1.0	-	2.0	-	-	5.0	16.0	-
Net	1.4	1.0	-	0.9	-	-	2.3	15.0	-
Dry(3)
Gross	-	-	-	-	-	-	2.0	-	-
Net	-	-	-	-	-	-	0.9	-	-
Total
Gross	3.0	1.0	-	2.0	-	-	7.0	16.0	-
Net	1.4	1.0	-	0.9	-	-	3.2	15.0	-

(1)	A productive well is an exploratory, development, or extension well that is not a dry well.

(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Brazil and Peru as of December 31, 2016.

	Acreage(1)
	Colombia	Chile	Peru	Brazil
	(in thousands of acres)
Gross	7.3	8.1	1.1	4.1
Net	4.6	7.6	0.8	0.4
Total undeveloped acreage
Gross	8.0	5.6	2.2	-
Net	3.9	5.3	1.6	-
Total developed and undeveloped acreage
Gross	15.3	13.7	3.3	4.1
Net	8.5	12.9	2.4	0.4

(1)	Defined as acreage assignable to productive wells. Net acreage based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of March 31, 2017. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia (2)	Chile	Brazil	Peru	Argentina
Oil wells
Gross	63.0	59.0	-	-	-
Net	36.0	51.3	-	-	-
Gas wells
Gross	-	29.0	6.0	-	-
Net	-	27.5	0.6	-	-

(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

(2)	We acquired Winchester and Luna in February 2012 and Cuerva in March 2012. Figures include wells drilled by Winchester, Luna and Cuerva prior to their acquisition by us.

Present activities

Our average oil and gas production in the first quarter of 2017 totaled 25.2 mboepd, with oil production of 20.5 mbopd and gas production of 4.7 mboepd, of which total production 77%, 13% and 10% were in Colombia, Chile and Brazil, respectively.

During the first quarter of 2017 we drilled and put into production three wells in Colombia in the Llanos 34 Block, as follows:

•	Chiricoca 1 exploration well was drilled to a total depth of 11,966 feet. A production test resulted in a production rate of approximately 1,000 bopd.

•	Tigana Sur 6 development well was drilled to a total depth of 11,645 feet. A production test resulted in a production rate of approximately 1,600 bopd.

•	Jacana 11 appraisal well was drilled to a total depth of 11,618 feet. A production test resulted in a production rate of approximately 2,100 bopd.

Also, during the first quarter of 2017 we started drilling an exploratory well in Brazil in the Reconcavo Basin, which as of the date of this Annual Report, we decided to plug and abandon following an in-depth geological and geophysical analysis. Drilling costs for this exploratory well amounted to $2.3 million.

Additional production history is required to determine stabilized flow rates of the above mentioned wells.

As of December 31, 2016, there were two exploratory wells that have been capitalized for a period of less than one year amounting to US$8.2 million. See Note 19 to our Consolidated Financial Statements.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil. Sales for the year ended December 31, 2016 were made under a combination of short-term agreements and long term sales agreements as described below.

Evacuation of the oil produced is structured under two types of sales: wellhead and pipeline. For wellhead sales, delivery point is at the loading station at fields. For pipeline sales, delivery point is at the uploading station that discharges to the national pipeline network. In Colombia, pipelines have minimum quality conditions that restrict access to the system. Consequently, and because we are mid to heavy oil producers, our entrance to the pipeline requires the use of diluents which are blended into our crude. For the year ended December 31, 2016, we sold approximately 89% of our production directly at the wellhead and approximately 11% to the major oil companies that own capacity in the pipelines. Since 2014, access to the pipeline network has improved due to the commencement of the Bicentenario pipeline, which added transportation capacity and opened up additional supply opportunities involving reduced trucking costs.

Oil sales are structured under a price formula based on a market reference Index (Brent or Vasconia) and discounts that consider market fees, quality, handling fees and transportation among other associated costs.

For the year ended December 31, 2016, we made 90% of our oil sales to Trafigura, accounting for 59% of our consolidated revenues for the same period.

Under the Trafigura Agreement, we followed agreed priorities for the volumes to be transported through the ODL Pipeline. For the period from March 1, 2016 to September 1, 2016, Trafigura received 10,000 bopd of our production. In 2016 and 2017, the Trafigura Agreement was amended setting the current volumes to be delivered to Trafigura to 12,000 bopd until December 2018.

Nonperformance of our obligations of delivery in terms, amounts and quality of the crude to Trafigura may require us to pay Trafigura’s fare commitments in ODL Pipeline for the transport, dilution and download of crude, and may lead to early termination of the crude sales agreement as well as the immediate repayment of any amounts outstanding under the prepayment agreement, as well as compensation for other damages.

If we were to lose our key customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2016 we sold 100% of our oil production in Chile to ENAP and 95% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 10% and 9%, respectively, of our total revenues in the same period.

Under our oil sales agreement with ENAP, or the ENAP Oil Sales Agreement, ENAP has committed to purchase our oil production in the Fell Block, in the amounts that we produce, and with the limitation being storage capacity at the Gregorio Terminal. The sales contract with ENAP is commonly revised every year to reflect changes in the global oil market and to adjust to logistics costs of ENAP in the Gregorio oil terminal. As of the date of this annual report, we are negotiating a new agreement, that we expect will take effect in April 2017, which allows for sales to ENAP to be periodically interrupted if conditions in the export markets allow for more competitive price levels.

Commercial conditions of the new agreement are similar to the previous one in effect. We deliver the oil we produce in the Fell Block to ENAP at the Gregorio Terminal, where ENAP assumes responsibility for the oil transferred. ENAP owns two refineries in Chile in the north central part of the country and must ship any oil from the Gregorio Terminal to these refineries unless it is consumed locally.

We signed the Methanex Gas Supply Agreement in Chile in 2009, which expires in April 30, 2017.

In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Under the agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us. We also hold an option to deliver up to 15% above this volume.

On April 1, 2016, we executed a seventh amendment to the Gas Supply Agreement with Methanex, valid until April 30, 2017, which modified some terms of sixth amendment and defined new conditions for September 2015 to August 2016 and for September 2016 to April 2017. The seventh amendment left required reasonable efforts to take and deliver and giving our gas first priority over any third party supplies to Methanex.

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

The Manati Field is developed via a PMNT-1 production platform, which is connected to the Estação Vandemir Ferreira, or EVF, gas treatment plant through an offshore and onshore pipeline with a capacity of 335.5 mmcfpd (9.5 mm3 per day). The existing pipeline connects the field’s platform to the EVF gas treatment plant, which is owned by the field’s current concession holders. During 2015, in order to improve the field gas recovery and production, Manatì’s consortium built an onshore compression plant that started operating in August 2015, which allowed us to classify all existing proved undeveloped reserves as proved developed as of December 31, 2016.

The BCAM-40 Concession, which includes the Manati Field, also benefits from the advantages of Petrobras’ size. As the largest onshore and offshore operator in Brazil, Petrobras has the ability to mobilize the resources necessary to support its activities in the concession.

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. The agreement is valid through December 31, 2017, but can be renewed upon an amendment signed by Petrobras and the seller.

Peru

In Peru, oil production is generally traded on a free market basis and commercial conditions generally follow international markers, normally WTI and Brent. As per the Petroperu SPA, Petroperu has the first option to acquire oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

If we are not able to sell our production share at the block or in Morona Station, we will have to use the North Peruvian Pipeline. This transportation system is owned and operated by Petroperu, and regulated and supervised by OSINERGMIN, the regulatory body in the hydrocarbons sector. Transportation rates are negotiated with Petroperu. However, if an agreement cannot be reached between Petroperu and us, transportation rates will be determined by OSINERGMIN. The North Peruvian pipeline is currently out of service due to technical issues. The Peruvian government has enacted a law declaring that resuming the pipeline’s operation is a matter of national interest, and is implementing a maintenance program accordingly. See “Item 3. Risk factors—Risks relating to our business—Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production.”

Argentina

In Argentina, we currently do not have any producing blocks as of the date of this Annual Report.

Significant Agreements

Colombia

E&P Contracts

We have entered into E&P Contracts granting us the right to explore and operate, as well as working interests in, eight blocks in Colombia. Additionally, we have applied to the ANH to recognize our economic interest in a ninth Colombian block as a working interest. These E&P Contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P Contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

Pursuant to our E&P Contracts, we are required, as are all oil and gas companies undertaking exploratory and production activities in Colombia, to pay a royalty to the Colombian government based on our production of hydrocarbons, as of the time a field begins to produce. Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties we must pay in connection with our production of light and medium oil are calculated on a field-by-field basis. See Note 31 (a) to our Consolidated Financial Statements.

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

Llanos 34 Block E&P Contract. Pursuant to an E&P Contract between Unión Temporal Llanos 34 (a consortium between Ramshorn and Winchester Oil and Gas - now GeoPark Colombia SAS) and the ANH that became effective as of March 13, 2009 (“Llanos 34 Block E&P Contract”), Unión Temporal Llanos 34 was granted the right to explore and operate the Llanos 34 Block, and we and Ramshorn were granted a 40% and a 60% working interest, respectively, in the Llanos 34 Block. We were also granted the right to operate the Llanos 34 Block. On December 16, 2009, Winchester Oil and Gas (now GeoPark Colombia) entered into a joint operating agreement with Ramshorn and P1 Energy with respect to our operations in the block. As of the date of this annual report, the members of the Union Temporal Llanos 34 are GeoPark Colombia SAS with 45%, and Parex Verano Limited with 55% working interest.

We are currently in an additional exploration period (the contract provides for two optional exploratory phases of 18 months each, in which the operator carries out exploratory activities in order to retain areas to explore) of the Llanos 34 Block E&P Contract with an exploitation program in execution over certain areas. The contract also provides for a six-year exploration period consisting of two three-year phases. It also provides for a 24-year exploitation period for each commercial area, which begins on the date on which such area is declared commercially viable. The exploitation period may be extended for periods of up to 10 years at a time until such time as the area is no longer commercially viable and certain conditions are met. We have presented evaluation programs to the ANH for the Tilo Field. We presented the declaration of commerciality of Max, Túa, Tarotaro, Tigana, Jacana and Chachalaca, respectively.

Pursuant to the Llanos 34 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Llanos 34 Block. See Note 31 (a) to our Consolidated Financial Statements.

Additionally, we are required to pay a subsoil use fee to the ANH. ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P Contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. See Note 31 (a) to our Consolidated Financial Statements.

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012 (the “Winchester Stock Purchase Agreement”), we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. Once the maximum earn-out amount is reached, we pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2016, we accrued and paid US$5.4 million and US$3.8 million with regards to this agreement.

Trafigura offtake and prepayment agreement

In December 2015, we entered into an offtake and prepayment agreement with Trafigura. The agreement provides that we sell and deliver a portion of our Colombian crude oil production to Trafigura. This benefits us by (i) improving crude oil sales prices; (ii) improving operating netbacks by reducing transportation costs; (iii) simplifying logistics and reducing risks; and (iv) improving working capital. Pricing is determined at future spot market prices, net of transportation costs. The agreement has given us access to funding up to US$100 million from Trafigura, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Funds committed by Trafigura will be made available to us upon request and will be repaid by us through future oil deliveries over the period of the contract, until December 31, 2018, with a 6-month grace period.

During 2016 and 2017 we executed successive amendments to the Trafigura offtake and prepayment agreement which increased volumes delivered, improved pricing and extended the availability period for funding.

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, we, together with ENAP, signed 3 new CEOPs for the Isla Norte, Campanario and Flamenco Blocks, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 32 years, with an initial exploration phase which last for 7 years, including a first exploration period of 3 years in which we are committed to developing several exploration activities including 1,500 square kilometers of 3D seismic registration, and the drilling of 21 exploratory wells.

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

Brazil

Rio das Contas Quota Purchase Agreement

Pursuant to the Rio das Contas Quota Purchase Agreement we entered into on May 14, 2013, we agreed to acquire from Panoro all of the quotas issued by Rio das Contas for a purchase price of US$140 million (subject to working capital adjustments at closing and further earn-out payments, if any) upon satisfaction of certain conditions. With respect to the earn-out payments, the Rio das Contas Quota Purchase Agreement provides that during the calendar periods beginning on January 1, 2013 and ending as late as December 31, 2017, we will make annual earn-out payments to Panoro in an amount equal to 45% of “net cash flow,” calculated as EBITDA less the aggregate of capital expenditures and corporate income taxes, with respect to the BCAM-40 Concession of any amounts in excess of US$25.0 million, up to a maximum cumulative earn-out amount of US$20.0 million in a five-year period. Once the maximum earn-out amount is reached or the five-year period has elapsed, no further earn-out amounts will be payable. For the year ended December 31, 2016, there were no earn-out payments with regards to this agreement.

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness—Rio das Contas Credit Facility.”

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

BCAM-40 Concession Agreement. On August 6, 1998, the ANP and Petrobras executed the concession agreement governing the BCAM-40 Concession, or the BCAM-40 Concession Agreement, following the first round of bidding, referred to as Bid Round Zero, under the regime established by the Brazilian Petroleum Law. The exploitation phase will end in November 2029. On September 11, 2009, Petrobras announced the termination of BCAM-40 Concession’s exploration phase and the return of the exploratory area of the concession to the ANP, except for the Manati Field and the Camarão Norte Field.

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

Rounds 11, 12 and 13 Concession Agreements.

Under the Rounds 11, 12 and 13 Concession Agreements, the ANP is entitled to a monthly royalty corresponding to 10% of the production of oil and natural gas in the concession area, in addition to the special participation fee described above, the payment for the occupation of the concession area of approximately R$7,600 per year and the payment to the owners of the land of the concession equivalent to one percent of the oil and natural gas produced in the concession area.

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

The agreement provides for the provision of “daily contractual quantities” to Petrobras peaking at 170.3 mmcfd in 2016 and progressively dropping until 2030. The parties may agree to lower volumes as dictated by Manati Field’s depletion. Pursuant to the agreement, the base price is denominated in reais and is adjusted annually for inflation pursuant to the general index of market prices (IGPM). Additionally, the gas price applicable on a given day is subject to reduction as a result of the gas quantity acquired by Petrobras above the volume of the annual TOP commitment (85% of the daily contracted quantity) in effect on such day. The Petrobras Natural Gas Purchase Agreement provides that all of the Manati Field’s daily production be sold to Petrobras.

Peru

Morona Block

On October 1, 2014, we entered into an agreement with Petroperu to acquire an interest in and operate the Morona Block, located in Northern Peru. We will assume a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest. On December 1, 2016, through Supreme Decree N° 031-2016-MEN the Peruvian government approved the amendment to the License Contract of Block 64 (Morona Block) appointing GeoPark as operator and holder of 75% of the Contract.

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

See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

Argentina

Overview of exploration permits

Our exploration permits grant to us and our partners the exclusive right to explore for hydrocarbons and declare a commercial discovery within the acreage of our permits. Our exploration permits are made up of three subperiods, each lasting 3, 2 and 1 year(s), respectively, plus an extension period of up to 5 years.

We are bound to pursue specific minimum work or investment commitments during each of the subperiods of each exploration permit. Such exploration works are valued in work units assigned to each particular type of work under the applicable bidding conditions.

Work and investment programs for the permits are required to be assured by issuing a performance bond for the value of the committed work plan.

Under the terms of our exploration permits and concession agreements, we are entitled to our proportionate share of the hydrocarbons production lifted from each block. The Province of Mendoza’s state owned company, EMESA, has a 10% carried interest in each of the Puelen and Sierra del Nevado permits and any future exploitation concessions, while there is no governmental participation in the CN-V Block. During the term of our exploration permits, we are also required, under Argentine law, to pay a 15% royalty to the province on both oil and gas sales. In case we progress to an exploitation concession, the applicable royalty rate will reduce to a 12% royalty. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees.

Our Argentine exploration permits have no change of control provisions, though any assignment of these concessions is subject to the prior authorization by the executive branch of the Province of Mendoza and rights of first refusal in favor of our partners and EMESA, in the case of the Puelen and Sierra del Nevado permits. Each of these permits or future concessions can be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We are subject to the obligation to relinquish at least 50% of the acreage of each exploration permit at the end of each exploration subperiod. We may also voluntarily relinquish acreage to the provincial authorities.

Our Argentine exploration permits are governed by the laws of Argentina and the resolution of any disputes must be sought in the Mendoza Provincial Courts.

If and when we make a commercial discovery in one or more of our exploration permits, we will have the right to request and obtain an exploitation concession to produce hydrocarbons in the block for 25 years, with an optional extension of up to 10 years. We also receive the right to be granted a 35-year oil transport concession to build and make use of pipelines or other transport facilities beyond the boundaries of the concession.

Additionally, oil and gas producers in Argentina must grant a privilege to the domestic market to the detriment of the export market, including hydrocarbon export restrictions, domestic price controls, export duties and domestic market supplier obligations.

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

Our customers

In Colombia, our primary customer is Trafigura, and who represented 59%, of our total revenues for the year ended December 31, 2016. In Chile, our primary customers are ENAP and Methanex. As of December 31, 2016, ENAP purchased all of our oil and condensate production and Methanex purchased almost all of our natural gas production in Chile, and represented 10% and 9%, respectively, of our total revenues for the year ended December 31, 2016. In Brazil, all of our hydrocarbons in Manati are sold to Petrobras. In Peru, our primary customer may be Petroperu, has the first option to acquire the oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

Seasonality

Although there is some historical seasonality to the prices that we receive for our production, the impact of such seasonality has not been material. Seasonality has also not played a significant role in our ability to conduct our operations, including drilling and completion activities.

However, as the Morona Block is located in a remote area, the development of the project depends on significant infrastructure being built which can be impacted by seasonal weather patterns, including rain. Since there are no roads available in the surrounding area, logistics will be performed by helicopters or barges during specific seasons of the year.

We take such seasonality into account in planning for and conducting our operations, such that the impact on our overall business is not material.

Our competition

The oil and gas industry is competitive, and we may encounter strong competition from other independent operators and from major state-owned oil companies in acquiring and developing licenses in the countries where we operate or plan to operate.

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

We may also be affected by competition for drilling rigs and the availability of related equipment. Higher commodity prices generally increase the demand for drilling rigs, supplies, services, equipment and crews, and can lead to shortages of, and increasing costs for, drilling equipment, services and personnel. Shortages of, or increasing costs for, experienced drilling crews and equipment and services could restrict our ability to drill wells and conduct our operations.

Health, safety and environmental matters

General

Our operations are subject to various stringent and complex international, federal, state and local environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations govern matters including the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use and transportation of regulated materials; and human health and safety. These laws and regulations may, among other things:

•	require the acquisition of various permits or other authorizations or the preparation of environmental assessments, studies or plans (such as well closure plans) before seismic or drilling activity commences;

•	enjoin some or all of the operations of facilities deemed not in compliance with permits;

•	restrict the types, quantities or concentration of various substances that can be released into the environment related to oil and natural gas drilling, production and transportation activities;

•	require establishing and maintaining bonds, reserves or other commitments to plug and abandon wells;

•	limit or prohibit seismic and drilling activities in certain locations lying within or near protected or environmentally sensitive areas;

•	require preventative measures to mitigate pollution from our operations, which, if not undertaken, could subject us to substantial penalties; and

•	require us to maintain a safe and healthy working environment for all employees, contractors and visitors in accordance with applicable regulations and industry best practices.

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

Climate change

Both our operations and the combustion of oil and natural gas-based products results in the emission of greenhouse gases, which may contribute to global climate change. Climate change regulation has gained momentum in recent years internationally and at the federal, regional, state and local levels. On the international level, various nations have committed to reducing their greenhouse gas emissions pursuant to the Kyoto Protocol. The Kyoto Protocol was set to expire in 2012. In late 2011, an international climate change conference in Durban, South Africa resulted in, among other things, an agreement to negotiate a new climate change regime by 2015 that would aim to cover all major greenhouse gas emitters worldwide, including the U.S., and take effect by 2020. In November and December 2012, at an international meeting held in Doha, Qatar, the Kyoto Protocol was extended by amendment until 2020. In addition, the Durban agreement to develop the protocol’s successor by 2015 and implement it by 2020 was reinforced. We are committed to controling the emission of greenhouse gases and implementing available technologies to reduce the impact caused by our operations. For example, during 2016 we began a migration plan to replace diesel with natural gas and electric generation.

Our HSE Management System

Our health, safety and environmental management plan is focused on undertaking realistic and practical programs based on recognized world practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs as we continue growing. Our S.P.E.E.D. philosophy and our HSE Plan have been developed with reference to ISO 14001 for environmental management issues, OHSAS 18001 for occupational health and safety management issues, SA 8000 for social accountability and workers’ rights issues and applicable World Bank Standards.

Our Environmental Policy

Our policy looks forward to meet or exceed environmental regulations in the countries in which we operate. We believe that oil and gas can be produced in an environmentally-responsible manner with proper care, understanding and management. Within our S.P.E.E.D. philosophy we have a team that is exclusively focused on securing the environmental authorizations and permits for the projects we undertake. This professional and trained team, specialized in environmental issues, is also responsible for the achievement of the environmental standards set by our Board of Directors and for training and supporting our personnel. Our senior executives, personnel in the field, visitors and contractors have also received training in proper environmental management.

Our Health and Safety Policy

We believe that the implementation of additional safety tools in our operations in 2016 has significantly contributed to control and minimizing risks in our operations. Actions taken by us included the development of a new Proactive Observation Program, HSE training, permits to work, internal audits, drills, pre-job meetings and job safety analysis, among others. As of December 31, 2016, on the last 12-month basis, our HSE development statistics workforce shows that Lost Time Injury Frequency (LTIF) was 0.63 (out of every 1,000,000 worked hours), our Total Recordable Incident Rate (TRIR) was 1.89 (out of every 1,000,000 worked hours) and we had no fatal incidents related to operations in 2016 (workforce).

In 2016, we subscribed to the International Association of Oil and Gas Producers in order to align our Management System and policies with the best international standards.

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

Under Bermuda’s law, “exempted” companies are companies formed for the purpose of conducting business outside Bermuda from a principal place of business in Bermuda. As exempted companies, we and our Bermuda subsidiaries may not, without a license or consent granted by the Minister of Finance of Bermuda, participate in certain business transactions, including transactions involving Bermuda landholding rights and the carrying on of business of any kind for which we or our Bermuda subsidiaries are not licensed in Bermuda.

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

Colombia

Regulation of the oil and gas industry

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

Decree Law 1056 of 1953 (Código de Petróleos), or the Petroleum Code, establishes the general procedures and requirements that must be completed by a private investor and disclosure procedures that need to be followed during the performance of these activities.

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

The regime for the ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. Accord 008 of 2004, as repealed and replaced by Accord 004 of 2012, issued by the Directive Council of the ANH, sets forth the necessary steps for entering into E&P Contracts with the ANH. This Agreement only regulates the contracts entered into as of May 4, 2012. Prior contracts are still ruled by Agreement 008 of 2004. Due to the oil prices crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015, which are still in place. The ANH is working on a new Agreement that compiles the relevant rulings in one document.

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

Taxation

The Tax Statute and Law 9 of 1991 provide the primary features of the oil and gas industry’s tax and exchange system in Colombia. Generally, national taxes under the general tax statute apply to all taxpayers, regardless of industry. The main taxes currently in effect—after the December 2016 tax reform discussed below—are the income tax (40% for 2017, 37% for 2018 and 33% for 2019 onwards), sales or value added tax (19%), and the tax on financial transaction (0.4%). Additional regional taxes also apply. Colombia has entered into a number of international tax treaties to avoid double taxation and prevent tax evasion in matters of income tax and net asset tax.
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

In December 2016, the Colombian Congress approved a tax reform (Law 1819 of 2016). The main aspects of the reform are summarized below.

•	The enterprise contribution on equality (“CREE” for its Spanish acronym) tax is eliminated, but a carry forward of CREE receivables and losses for income tax purposes will be permitted.

•	Income tax rates will be 34% plus a 6% surcharge for fiscal year 2017, 33% plus a 4% surcharge for fiscal year 2018 and 33% for fiscal year 2019 and beyond.

•	A dividend tax is included on distributions from Colombian corporations for non-resident shareholders, with tax rates of 5%, for dividends which were taxed at the corporate level and 35% and then a 5% on the remaining amount for dividends which were not taxed at the corporate level.

•	Grandfather rules avoid the application of the 5% tax for profits obtained before fiscal year 2017. While it is unclear what the rate is today for profits obtained before that date which were not taxed at the corporate level, a conservative approach would be to tax them at 35%.

•	Tax losses to be carried forward up to 12 years, losses generated before 2017 are grandfathered.

•	Presumptive taxable base increases to 3.5% of the net equity at the end of the prior year.

•	Cross border payments withholding tax suffered modifications. The general rule on services is that there will be a 15% withholding tax, which includes management fees, even if the service is rendered form abroad. Additionally, services rendered from abroad will be subject to VAT if the beneficiary is in Colombia (for example services rendered to Geopark Colombia from abroad would be subject to such treatment).

•	The net wealth tax is still set to expire in fiscal year 2017 for corporations, but it remains unclear if its term will be extended.

•	IFRS will become the basis for tax purposes with certain exceptions, such as:

o	Depreciation: The general rule is that the term of depreciation is determined according to IFRS, but with a depreciation percentage cap per year for tax purposes. Assets held before 2017 will be depreciated according to the previous rules.

o	Amortization: Amortization of investments in the oil and gas industry to be depleted according to the “units of production method” beginning 2028. Beginning in fiscal year 2017 and until 2027, exploratory investments will be amortized by the straight line method in a period of 5 years. Grandfather rule was established for undepleted investments held before fiscal year 2017.

•	Goodwill in the acquisition of shares is no longer subject to amortization. Goodwill generated before 2017 will be subject to amortization according to the rules enforceable at the moment of generation of the goodwill, however amortization of the undepleted values as of January 1, 2017 may not take more than five years, and must be done through the straight line method.

•	VAT modifications: (a) general rate increased to 19%; (b) eight month window period to credit input tax; (c) input tax, on the acquisition or importation of fixed assets may be deductible for income tax purposes, unless it is to be treated as creditable, or as part of the tax cost of the asset; and (d) sale of crude oil to refineries subject to VAT at a rate of 19%.

•	Banking tax (4x1000), to become permanent.

•	Benefits for the oil and gas industry: taxpayers that increase investments in exploration of new hydrocarbon reserves, incorporation of new recoverable reserves, and the addition of proven reserves, would have the right to a Tax Refund Certificate (CERT), which could be used to pay taxes administered by the Colombian Tax Office or sold in the market to other taxpayers.

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

Taxation

With regard to indirect taxes on hydrocarbon exploitation, the general rule is that hydrocarbons are transferred to the contractor (its retribution under the CEOP), and those re-acquisitions from the contractor performed by Chile or its enterprises, as well as their corresponding acts, contracts and documents, are tax exempt. In addition, hydrocarbon exports by the contractor are also tax exempt. With regard to income taxes, as provided by article 5 of Decree Law No. 1,089, the contractor is subject either to a single tax calculated on its retribution, equal to 50% of such retribution, or to the general income tax regime established in the Income Tax Law (Decree Law No. 824 of 1974), in force at the time of the execution of the public deed which contains CEOPs, terms of which will be applicable and invariable throughout the duration of the contract. Income in Chile is subject to corporate tax on an accrual basis and has a current rate of 24% for fiscal year 2016. The applicable and invariable corporate income tax rates of our CEOPs range between 15% and 18.5%, as follows: the Fell Block is subject to a rate of 15%, the Otway and Tranquilo Blocks are subject to a rate of 17% and the Flamenco, Isla Norte and Campanario Blocks are subject to a rate of 18.5% for the income accrued or received during 2012 and 17% for the income accrued or received during 2013 and onward. Dividends or profits distributed to the foreign shareholders of the contractors are subject to 35% Additional Withholding Tax with a tax credit for the corporate income tax paid by the contractor. With regard to the value added tax, contractors may obtain as a refund the value added tax (which is 19% according to the Sales and Services Tax Law contained in Decree Law No. 825 of 1974) supported or paid on the import or purchase of goods or services used in connection with the exploration and exploitation activities. The applicable tax regime for each CEOP remains unchanged throughout the duration of the CEOP.
The Chilean Congress approved a reform to the income tax law in September 2014 which was amended in February 2016.  Under this reform the income tax rate will increase from 20% in 2013 to: 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% in 2018. The operating subsidiaries that we control in Chile, which are GeoPark TdF S.A., GeoPark Fell S.p.A. and GeoPark Magallanes Limitada, are not affected by the income tax reform mentioned since they are covered by the tax treatment established in the CEOPs. The above has been confirmed by the Chilean IRS through ruling N°2478/2016.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 13 bidding rounds for exploration concessions since 1999. Our PN-T-597 is still subject to the entry into the concession agreement. See “—Our operations—Operations in Brazil” and “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close” for more information.

Taxation

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

The special participation fee is an extraordinary charge that concessionaires must pay in the event of obtaining high production volumes and/or profitability from oil fields, according to criteria established by applicable regulation, and is payable on a quarterly basis for each field from the date on which extraordinary production occurs. This participation rate, whenever due, may reach up to 40% of net revenues depending on (i) volume of production and (ii) whether the block is onshore, shallow water or deep water. Under the Brazilian Petroleum Law and applicable regulations issued by the ANP, the special participation fee is calculated based upon quarterly net revenues of each field, which consist of gross revenues calculated using reference prices published by the ANP (reflecting international prices and the exchange rate for the period) less: royalties paid; investment in exploration; operational costs; and depreciation adjustments and applicable taxes.

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

For example, currently, based on Convention No. 130/2007, the state of Rio de Janeiro grants tax calculation basis reduction for the exploitation (generating a tax burden of 7.5%, with the recoverability of credits or 3%, without the recoverability of credits) and production of oil and gas (generating a tax burden of 1.5%, without the recoverability of credits). For production activities, the legislation previously granted an exemption of ICMS, which was changed to a tax calculation basis reduction, according to Resolution Sefaz No. 631, dated May 14, 2013. Taxpayers, however, have challenged this change and received favorable decisions in court in order to avoid collecting ICMS on REPETRO imports as, according to STF (Supreme Court of Justice), the temporary imports on REPETRO do not constitute an ICMS triggering event.

It is important to mention that before the enactment of the Convention No. 130/2007, the State of Rio de Janeiro has attempted to impose ICMS on production activities, based on State Law No. 4,117, dated June, 27, 2003, which was regulated by Decree No. 34,761, dated February 3, 2004, and was subsequently suspended by Decree No. 34,783 of February 4, 2004 for an undetermined period of time. This legislation has been revoked in 2015 when Rio de Janeiro State created Law No. 7,183/2015 aiming to collect ICMS on the extraction of oil and Law No. 7,182/2015 creating a new fee per barrel of oil produced in the state. The constitutionality of these laws is currently being challenged by taxpayers. It is important to highlight that, while such legislation applies for oil fields operated in the State of Rio de Janeiro, legislation may vary in other states.

Pursuant to the Brazilian Petroleum Law and subsequent legislation, the federal government enacted Law No. 10,336/01, to impose the Contribution for Intervention in the Economic Sector, or CIDE, an excise tax payable by producers, blenders and importers on transactions with some oil and fuel products, which is imposed at a flat rate based on the specific quantities of each product. Currently, the CIDE rates are zero, based on Decree No. 7,764/2012.

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

Regulatory framework

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

License and services agreements may be granted for just an exploitation stage -when a commercial discovery has been made- or for an exploration and exploitation stage –when such discovery has not been made yet. In this case, the exploration phase will last no more than 7 years, counted from the effective date of the contract (60 days after the signing date). This term can be divided into several periods as agreed in the contract, and all of them with a minimum work obligation that should be fulfilled by a contractor in order to access the next exploration period. The exploitation phase will last 40 years from the effective date of the contract in case of natural gas discoveries and 30 years from the effective date in case of oil discoveries.

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

The Peruvian regulations also established the roles of the Peruvian government agencies that regulate, promote and supervise the oil and gas industry, including the Ministry of Energy and Mines, Perupetro and OSINERGMIN.

Taxation

The fiscal regime that applies in Peru to the oil and gas industry consists of a combination of corporate income tax, royalties and other levies.

In general terms, oil and gas companies are subject to the general corporate income tax regime that is stabilized in the applicable regime on the date of subscription of the original License Agreement (due to a tax stability contract); nevertheless, there are certain special tax provisions for the oil and gas sector.

Resident companies (incorporated in Peru), are subject to income tax on their worldwide taxable income. Branches and permanent establishments of foreign companies that are located in Peru and non-resident entities are taxed on Peruvian source income only.

With respect to the Morona Agreement, in which we take part, the applicable income tax stabilized regime is from 1995, which is the year of subscription of the original License Agreement. The income tax rate in 1995 was 30% and there was no withholding income tax for dividends. Additionally, in 1995 it was stated that the income tax should not be lower than 2% of the net assets of the Company (the “Minimum Income Tax”). The Minimum Income Tax was later declared unconstitutional, which is why, even when there was a tax stability contract, the Minimum Income Tax has been understood as not applicable or enforceable.

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

Any investments in a contract area that did not reach the commercial extraction stage and that were totally released, can be accumulated with the same type of investments made in another contract area that has reached the stage of commercial extraction.

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

It is possible to choose the allocation of tax losses to one or more of the contracts or related activities that have generated the profits, provided that the losses are depleted or compensated to the limit of the profits available. This means that if there is another contract or related activity, the taxpayer can continue compensating tax losses until they are completely offset. A contractor with tax losses from one or more contracts or related activities may not offset them against profits generated by the other activities. Furthermore, in no case may tax losses generated by the other activities be offset against the profits resulting from the contracts or the related activities.

During the exploration phase, operators are exempt from import duties and other forms of taxation applicable to goods intended for exploration activities. Exemptions are withdrawn at the production phase, but exceptions are made in certain instances, and the operator may be entitled to temporarily import goods tax-free for a two-year period (“Temporary Import”). A temporary Import may be extended for additional one year periods for up to two times upon the request of an operator, approval of the Ministry of Energy and Mines and authorization of the Superintendencia Nacional de Aduanas y de Administracion Tributaria (Peruvian Customs Agency).

Environmental Regulation

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

In October 2004, the Argentine Congress enacted Law No. 25,943, creating a new state-owned energy company, Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons; the transport, storage, distribution, commercialization and industrialization of these products; as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted ENARSA all offshore areas located beyond 12 nautical miles from the coastline up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e. November 3, 2004).

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

On July 28, 2012, Presidential Decree 1277/2012, which regulated the Hydrocarbon Sovereignty Law, was released, creating a Strategic Planning and Coordination Committee for the National Hydrocarbon Investment Plan and vesting it with the power to set the sector’s reference prices and to develop investment plans for the country to increase production and reserves. The decree introduced important changes to the rules governing Argentina’s oil and gas industry, including the repeal of certain articles of Deregulation Decrees passed during 1989 relating to free marketability of hydrocarbons at negotiated prices, the deregulation of the oil and gas industry, freedom to import and export hydrocarbons and the ability to keep proceeds from export sales in foreign bank accounts.

On January 4, 2016, immediately after the new national administration took office, Presidential Decree 272/2015 was released. This Decree abrogated the provisions of the Presidential Decree 1277/2012 which had repealed the Deregulation Decrees. Thus, the Deregulation Decrees were reinstated.

Other measures have also been taken by the new presidential administration aimed at reducing government intervention and reestablishing market forces in the oil & gas industry.

Domain and Jurisdiction of hydrocarbons resources

After a constitutional reform enacted in 1994, eminent domain over hydrocarbon resources lying in the territory of a provincial state is now vested in such provincial state, while eminent domain over hydrocarbon resources lying offshore on the continental platform beyond the jurisdiction of the coastal provincial states is vested in the federal state

Thus, oil and gas exploration permits and exploitation concessions are now granted by each provincial government. A majority of the existing concessions were granted by the federal government prior to the enactment of Law No.26,197 and were thereafter transferred to the provincial states.

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

Taxation

Exploitation concessionaires are subject to the general federal and provincial tax regime. The most relevant federal taxes are the income tax (35%), the value added tax (21%) and a tax on assets. The most relevant provincial taxes are the turnover tax (1% to 3%) and stamp tax. In 2002, in response to the economic crisis, the federal government adopted new taxes on oil and gas products, including export taxes ranging from 5% for by-products to 45% for crude oil. Such export taxes lapsed and terminated on January 6, 2016 on the 15th anniversary of their enactment.

C.	Organizational structure

We are an exempted company incorporated pursuant to the laws of Bermuda. We operate and own our assets directly and indirectly through a number of subsidiaries. See an illustration of our corporate structure in Note 20 (“Subsidiary undertakings”) to our Consolidated Financial Statements.

D.	Property, plant and equipment

See “—B. Business Overview—Title to properties.”

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

For the year ended December 31, 2016, we made total capital expenditures of US$39.3 million (US$26.2 million, US$7.8 million, US$1.7 million and US$3.6 million in Colombia, Chile, Argentina and Brazil, respectively) for the year 2016, consisting of US$18.2 million related to exploration.

Oil prices were volatile since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2017 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.”

Funding for our capital expenditures relies in part on oil prices remaining close to our estimates or higher levels and other factors to generate sufficient cash flow. Low oil prices affect our revenues, which in turn affect our debt capacity and the covenants in our financing agreements, as well as the amount of cash we can borrow using our oil reserves as collateral, the amount of cash we are able to generate from current operations and the amount of cash we can obtain from prepayment agreements such as the Trafigura Agreement, which is our offtake and prepayment agreement. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program which would cause us to further decrease our work program, which could harm our business outlook, investor confidence and our share price.

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. Our oil and natural gas prices are driven by the international prices of oil and methanol (for our Chilean gas production), respectively, which are denominated in US$. The price realized for the oil we produce is generally linked to WTI, Brent or Vasconia. The price realized for the natural gas we produce in Chile is linked to the international price of methanol, which is settled in the international markets in US$. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

From January 1, 2011 to December 31, 2016, Brent spot prices ranged from a low of US$30.7 per barrel to a high of US$125.5 per barrel, NYMEX West Texas International (“WTI”) crude oil contracts prices ranged from a low of US$30.3 per bbl to a high of US$109.5 per bbl, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$250 per metric ton to a high of US$635 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 60% between August 2014 and March 2016), we took decisive steps in 2015 and 2016 to adapt to the new oil price environment. We reduced our capital expenditure program from US$238 million in 2014 to US$48 million in 2015 and US$39 million in 2016 and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 49% (2016 versus 2014), and administrative expenses being reduced by 26% (2016 versus 2014), while increasing average production to approximately 22.4 mboepd and increasing our proved reserves to 73.6 mmboe.

In October 2016, we decided to manage part of our exposure to the volatile crude oil price using derivatives. For further information related to Commodity Risk Management Contracts, please see Note 36 to our Consolidated Financial Statements.

Additionally, the oil and gas we sell may be subject to certain discounts. For example, in Colombia, the price of oil we sell is based on Vasconia, a marker broadly used in the Llanos Basin, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulfur, delivery point and water content, as well as on certain transportation costs (including pipeline costs and trucking costs). The delivery points for our production range from the well head to the port of export (Coveñas).

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

If the market prices of oil and methanol had fallen by 10% as compared to actual prices during the year, with all other variables held constant, after-tax loss for the year ended December 31, 2016 would have been higher by US$23.7 million (US$23.9 million in 2015).

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in reais and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Índice Geral de Preços—Mercado) (“IGPM”). See Note 3 to our Consolidated Financial Statements.

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

Production levels

Our oil and gas production levels are heavily influenced by our drilling results, our acquisitions and to oil and natural gas prices.

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

Administrative expenses

Our administrative expenses for the year ended December 31, 2016 decreased by US$3.3 million, or (9)%, compared to the year ended December 31, 2015 resulting from financial discipline and cost reduction initiatives. However, administrative costs may increase as a result of our Peruvian operations, other acquisitions, increased activity or the impact of appreciation of local currencies in the countries where we operate.

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

Geographical segment reporting

In the description of our results of operations that follow, our “Other” operations reflect our non-Colombian, non-Chilean and non-Brazilian operations, primarily consisting of our Argentine, Peruvian (mainly related to the start-up of our operations in such country) and corporate head office operations.

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

Revenue

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

Commodity risk management contracts

Includes realized and unrealized gains and losses arising from commodity risk management contracts.

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

During 2016, we recognized a reversal of impairment losses amounting to US$5.7 million, while in 2015 and 2014 we recognized impairment losses amounting to US$149.6 million and US$9.4 million. See Note 35 to our Consolidated Financial Statements.

Financial costs

Financial costs consist of financial income offset by financial expenses. Financial income includes interest received from bank time deposits. Financial expenses principally include interest expense not subject to capitalization, bank charges and the unwinding of long-term liabilities.

Foreign exchange gain or loss

Foreign exchange gain or loss represents the effect of exchange rate differences.

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

For further information related to impairment of property, plant and equipment, please see Note 35 to our Consolidated Financial Statements.

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

Oil and gas reserves for purposes of our Consolidated Financial Statements are determined in accordance with PRMS, and were estimated by DeGolyer and MacNaughton, independent reserves engineers.

Depreciation of the remaining property, plant and equipment assets (i.e., furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between three and 10 years.

Asset retirement obligations

Obligations related to the plugging and abandonment of wells once operations are terminated may result in the recognition of significant liabilities. We record the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recognized, the cost is also capitalized by increasing the carrying amount of the related asset. Over time, the liability is accreted to its present value at each reporting date, and the capitalized cost is depreciated over the estimated useful life of the related asset. Estimating the future abandonment costs is difficult and requires management to make assumptions and judgments because most of the obligations will be settled after many years. Technologies and costs are constantly changing, as are political, environmental, health, safety and public relations considerations. Consequently, the timing and future cost of dismantling and abandonment are subject to significant modification. Any change in the variables underlying our assumptions and estimates can have a significant effect on the liability and the related capitalized asset and future charges related to the retirement obligations. The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liability recognized is based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

Share-based payments

We provide several equity-settled, share-based compensation plans to certain employees and third-party contractors, composed of payments in the form of share awards and stock options plans.

Fair value of the stock option plans for employee or contractor services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period, which is the period over which all specified vesting conditions are to be satisfied, is determined by reference to the fair value of the options granted calculated using the Geometric Brownian Motion method. Determining the total value of our share-based payments requires the use of highly subjective assumptions, including the expected life of the stock options, estimated forfeitures and the price volatility of the underlying shares. The assumptions used in calculating the fair value of share-based payment represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment.

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

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 60% between August 2014 and March 2016), we have undertaken decisive measures to ensure our ability to both maximize the work program and preserve our cash.

During 2015 and 2016, we took decisive steps to adapt to the new oil price environment. We reduced our capital expenditure program from US$238 million in 2014 to US$48 million in 2015 and US$39 million in 2016 and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 49% (2016 versus 2014), and administrative expenses being reduced by 26% (2016 versus 2014), while increasing average production to approximately 22.4 mboepd and increasing our proved reserves to 73.6 mmboe.

In preparation for continued volatility, we have developed multiple scenarios for our 2017 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.”

Year ended December 31, 2016 compared to year ended December 31, 2015

The following table summarizes certain of our financial and operating data for the years ended December 31, 2016 and 2015.

	For the year ended December 31,
	2016	2015	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	145,193	162,629	(11)%
Net gas sales	47,477	47,061	1%
Revenue	192,670	209,690	(8)%
Commodity risk management contracts	(2,554)	-	100%
Geological and geophysical expenses	(10,282)	(13,831)	(26)%
Administrative expenses	(34,170)	(37,471)	(9)%
Selling expenses	(4,222)	(5,211)	(19)%
Depreciation	(75,774)	(105,557)	(28)%
Write-off of unsuccessful efforts	(31,366)	(30,084)	4%
Impairment loss reversed (recognized) for non-financial assets	5,664	(149,574)	(104)%
Other operating expense	(1,344)	(13,711)	(90)%
Operating loss	(28,613)	(232,491)	(88)%
Financial costs	(34,101)	(35,655)	(4)%
Foreign exchange gain (loss)	13,872	(33,474)	(141)%
Loss before income tax	(48,842)	(301,620)	(84)%
Income tax (expense) benefit	(11,804)	17,054	(169)%
Loss for the year	(60,646)	(284,566)	(79)%
Non-controlling interest	(11,554)	(50,535)	(77)%
Loss for the year attributable to owners of the Company	(49,092)	(234,031)	(79)%
Net production volumes
Oil (mbbl)	6,189	5,518	12%
Gas (mcf)	11,911	11,493	4%
Total net production (mboe)	8,174	7,434	10%
Average net production (boepd)	22,394	20,367	10%
Average realized sales price
Oil (US$ per bbl)	25.6	32.1	(20)%
Gas (US$ per mmcf)	4.5	4.6	(2)%
Average unit costs per boe (US$)
Operating cost	7.3	10.5	(30)%
Royalties and other	1.5	1.9	(21)%
Production costs(1)	8.8	12.4	(29)%
Geological and geophysical expenses	1.3	2.0	(35)%
Administrative expenses	4.5	5.4	(17)%
Selling expenses	0.6	0.7	(14)%

(1)	Calculated pursuant to FASB ASC 932.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2016					2015
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia	Brazil	Other	Total
	(in thousands of US$)
Revenue	36,723	126,228	29,719	-	192,670	44,808	131,897	32,388	597	209,690
Depreciation	(31,355)	(31,148)	(12,974)	(297)	(75,774)	(39,227)	(52,434)	(13,568)	(328)	(105,557)
Impairment and write-off	(19,389)	(1,730)	(4,583)	-	(25,702)	(130,266)	(49,392)	—	—	(179,658)

Revenue

For the year ended December 31, 2016, crude oil sales were our principal source of revenue, with 75% and 25% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2015 to the year ended December 31, 2016.

	For the year ended December 31,
	2016	2015
Consolidated	(in thousands of US$)
Sale of crude oil	145,193	162,629
Sale of gas	47,477	47,061
Total	192,670	209,690

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
By country
Colombia	126,228	131,897	(5,669)	(4)%
Chile	36,723	44,808	(8,085)	(18)%
Brazil	29,719	32,388	(2,669)	(8)%
Other	-	597	(597)	(100)%
Total	192,670	209,690	(17,020)	(8)%

Revenue decreased 8%, from US$209.7 million for the year ended December 31, 2015 to US$192.7 million for the year ended December 31, 2016, primarily as a result of lower prices. Sales of crude oil increased to 5.9 mmbbl in the year ended December 31, 2016 compared to 5.3 mmbbl in the year ended December 31, 2015, and resulted in net revenue of US$145.2 million for the year ended December 31, 2016 compared to US$162.6 for the year ended December 31, 2015. In addition, sales of gas increased from US$47.1 million for the year ended December 31, 2015 to US$47.5 million for the year ended December 31, 2016 due to higher production.

The decrease in 2016 net revenue of US$17.0 million is mainly explained by:

•	a decrease of US$5.7 million in oil sales in Colombia

•	a decrease of US$8.1 million in sales in Chile, including US$10.4 million in oil sales partially offset by an increase of US$2.3 million of gas sales.

•	a decrease of US$2.7 million in sales in Brazil, related to our Manati operations and including US$0.3 million of oil sales and US$2.4 million of gas sales,

all of which was due principally to lower oil and gas prices, as further described below.

Revenue attributable to our operations in Colombia for the year ended December 31, 2016 was US$126.2 million, compared to US$131.9 million for the year ended December 31, 2015, representing 66% and 63% of our total consolidated sales. The decrease is related to a decrease in the average realized prices per barrel of crude oil from US$28.8 per barrel to US$24.4 per barrel, primarily due to lower reference international prices. This was partially offset by an increased sales of crude oil, from 4.6 mmbbl for the year ended December 31, 2015 to 5.4 mmbbl for the year ended December 31, 2016, an increase of 17%. This increase resulted mainly from the development and appraisal of the Jacana and Tigana fields in the Llanos 34 Block.

Revenue attributable to our operations in Chile for the year ended December 31, 2016 was US$36.7 million, a 18% decrease from US$44.8 million for the year ended December 31, 2015, principally due to (1) decreased sales of crude oil of 0.5 mmbbl for the year ended December 31, 2016 compared to 0.7 mmbbl for the year ended December 31, 2015 (a decrease of 29%) due to the decline in oil base production, (2) decreased average realized prices per barrel of crude oil from US$42.2 per barrel for the year December 31, 2015 to US$37.0 per barrel for the year ended December 31, 2016 (a decrease of US$5.2 per barrel or a total of 12%). The decrease in the average realized price per barrel was attributable to lower international reference prices. This was partially offset by an increase in gas sales by US$2.3 million, due to increased gas production levels as compared to the previous year. The contribution to our revenue during such years from our operations in Chile was 19% and 21%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2016 was US$29.7 million, a 8% decrease from US$32.4 million for the year ended December 31, 2015, principally due to decreased sales of gas of 5.8 mmcf for the year ended December 31, 2016 compared to 6.7 mmcf for the year ended December 31, 2015 (a decrease of 13%) due to lower industrial demand. The contribution to our revenue during such years from our operations in Brazil was 15%.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2016 and 2015.

	For the year ended December 31,
	2016	2015	% Change from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Argentina, Peru and Brazil)
Royalties	(11,497)	(13,155)	(13)%
Staff costs	(10,859)	(18,562)	(41)%
Transportation costs	(2,281)	(4,511)	(49)%
Well and facilities maintenance	(13,160)	(19,974)	(34)%
Consumables	(8,283)	(8,591)	(4)%
Equipment rental	(3,868)	(3,517)	10%
Other costs	(17,287)	(18,432)	(6)%
Total	(67,235)	(86,742)	(22)%

	Year ended December 31,
	2016			2015
	Chile	Brazil	Colombia	Chile	Brazil	Colombia
By country	(in thousands of US$)
Royalties	(1,495)	(2,721)	(7,281)	(1,973)	(2,998)	(8,150)
Staff costs	(5,866)	(85)	(5,530)	(7,680)	—	(9,322)
Transportation costs	(1,170)	-	(1,111)	(2,441)	—	(2,068)
Well and facilities maintenance	(6,122)	(1,419)	(5,619)	(10,628)	(1,651)	(7,611)
Consumables	(1,405)	-	(6,878)	(1,851)	—	(6,726)
Equipment rental	(42)	-	(3,826)	(101)	—	(3,404)
Other costs	(6,069)	(4,234)	(6,362)	(4,030)	(3,407)	(11,253)
Total	(22,169)	(8,459)	(36,607)	(28,704)	(8,056)	(48,534)

Consolidated production and operating costs decreased 22%, from US$86.7 million for the year ended December 31, 2015 to US$67.2 million for the year ended December 31, 2016, primarily due to cost reduction efforts and efficiencies, partially offset by increased volume sold.

Production and operating costs in Colombia decreased 25%, to US$36.6 million for the year ended December 31, 2016, as compared to the year ended December 31, 2015, primarily due to cost reduction efforts. In addition, operating costs per boe in Colombia decreased to US$5 per boe for the year ended December 31, 2016 from US$9 per boe for the year ended December 31, 2015.

Production and operating costs in Chile decreased by 23%, due to cost reduction initiatives and operating costs per boe decreased to US$16 per boe from US$21 per boe in 2015. In the year ended December 31, 2016, the revenue mix for Chile was 51.1% oil and 48.9% gas, whereas for the same period in 2015 it was 65.1% oil and 34.9% gas.

Production and operating costs in Brazil increased by 5%, to US$8.4 million for the year ended December 31, 2016, as compared to the year ended December 31, 2015, primarily due to decrease in production. Operating costs per boe increased to US$6 for the year ended December 31, 2016 from US$4 per boe for the year ended December 31, 2015.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	(4,296)	(2,798)	(1,498)	54%
Chile	(1,671)	(4,749)	3,078	(65)%
Brazil	(1,053)	(1,103)	50	(5)%
Other	(3,262)	(5,181)	1,919	(37)%
Total	(10,282)	(13,831)	3,549	(26)%

Geological and geophysical expenses decreased 26%, from US$13.8 million for the year ended December 31, 2015 to US$10.3 million for the year ended December 31, 2016, primarily as the result of higher allocation to capitalized projects and lower staff costs.

Administrative costs

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	(14,715)	(10,579)	(4,136)	39%
Chile	(7,153)	(10,978)	3,825	(35)%
Brazil	(3,085)	(2,936)	(149)	5%
Other	(9,217)	(12,978)	3,761	(29)%
Total	(34,170)	(37,471)	3,301	(9)%

Administrative costs decreased 9%, from US$37.5 million for the year ended December 31, 2015 to US$34.2 million for the year ended December 31, 2016, primarily as a result of continuing financial discipline.

Selling expenses

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	(2,830)	(3,658)	828	(23)%
Chile	(994)	(1,085)	91	(8)%
Brazil	(20)	—	(20)	100%
Other	(378)	(468)	90	(19)%
Total	(4,222)	(5,211)	989	(19)%

Selling expenses decreased 19%, from US$5.2 million for year ended December 31, 2015 to US$4.2 million for the year ended December 31, 2016, primarily due to a change in the commercialization mix increasing sales at wellhead in our Colombian operations. In our Chilean operations, selling expenses were 8% lower compared to prior year, primarily as a result of lower oil production levels.

Operating (loss) profit

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	31,464	(37,227)	68,691	(185)%
Chile	(44,969)	(180,264)	135,295	(75)%
Brazil	(644)	6,639	(7,283)	(110)%
Other	(14,464)	(21,639)	7,175	(33)%
Total	(28,613)	(232,491)	203,878	(88)%

We recorded an operating loss of US$28.6 million for the year ended December 31, 2016, an 88% improvement from the operating loss of US$232.5 million for the year ended December 31, 2015, primarily due to the recognition in 2015 of non-cash impairments of non-financial assets amounting to US$149.6 million (US$104.5 million recorded in Chile and US$45.1 million in Colombia). In 2016, we recorded a gain on non-cash impairments reversal of non-financial assets amounting to US$5.7 million in Colombia, resulting from an improved oil price environment and improvements in cost structure.

Financial costs

Financial costs decreased 4% to US$34.1 million for the year ended December 31, 2016 as compared to US$35.7 million for the year ended December 31, 2015, mainly due to the impact of lower bank charges and higher interest gains.

Foreign exchange gain (loss)

Foreign exchange variation was 141% to a gain of US$13.9 million for the year ended December 31, 2016 as compared to US$33.5 million loss for the year ended December 31, 2015, mainly because of the appreciation of the real over US$ denominated net debt incurred at the local subsidiary level, where the functional currency is the real.

(Loss) Profit before income tax

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	25,845	(38,339)	64,184	(167)%
Chile	(58,017)	(193,683)	135,666	(70)%
Brazil	8,762	(37,980)	46,742	(123)%
Other	(25,432)	(31,618)	6,186	(20)%
Total	(48,842)	(301,620)	252,778	(84)%

For the year ended December 31, 2016, we recorded a loss before income tax of US$48.8 million, compared to a loss of US$301.6 million for the year ended December 31, 2015, primarily due to decreased losses from our Chilean and Other operations and profits recorded in our Colombian and Brazilian operations.

Income tax (expense) benefit

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	(11,969)	(620)	(11,349)	1,830%
Chile	2,155	16,893	(14,738)	(87)%
Brazil	(2,764)	8,357	(11,121)	(133)%
Other	774	(7,576)	8,350	(110)%
Total	(11,804)	17,054	(28,858)	(169)%

Income tax expense decreased 169%, from US$17.1 million for the year ended December 31, 2015 to a loss of US$11.8 million for the year ended December 31, 2016, as a result of increased results of operations, mainly related to Colombia and Brazil.

(Loss) Profit for the year

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
Colombia	13,876	(38,959)	52,835	(136)%
Chile	(55,862)	(176,789)	120,927	(68)%
Brazil	5,998	(29,623)	35,621	(120)%
Other	(24,658)	(39,195)	14,537	(37)%
Total	(60,646)	(284,566)	223,920	(79)%

For the year ended December 31, 2016, we recorded a loss of US$60.6 million as a result of the reasons described above.

(Loss) Profit for the year attributable to owners of the Company

Loss for the year attributable to owners of the Company decreased by 79% to US$49.1 million, for the reasons described above. Loss attributable to non-controlling interest decreased by 77% to US$11.6 million for the year ended December 31, 2016 as compared to the prior year.

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

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2015 and 2014.

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

Consolidated production and operating costs decreased 34%, from US$131.4 million for the year ended December 31, 2014 to US$86.7 million for the year ended December 31, 2015, primarily due to cost reduction initiatives and the impact of the depreciation of the local currencies against the US$.

Production and operating costs in Colombia decreased 40%, to US$48.5 million for the year ended December 31, 2015 as compared to the year ended December 31, 2014, primarily due to cost reduction initiatives and the impact of the depreciation of the Col$ against the US$. In addition, operating costs per boe in Colombia decreased to US$9 per boe for the year ended December 31, 2015 from US$18 per boe for the year ended December 31, 2014, due to the fact that increased production generated improved fixed cost absorption, which positively impacted production costs per boe.

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

Geological and geophysical expenses increased 6%, from US$13.0 million for the year ended December 31, 2014 to US$13.8 million for the year ended December 31, 2015, primarily as the result of a lower allocation to capitalized projects generated by the reduction of the capital expenditures program in 2015.

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

Since 2005 to 2016, we have raised approximately US$200 million in equity offerings at the holding company level and more than US$500 million through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

We have also raised US$180.9 million to date through our strategic partnership with LGI following the sale of minority interests in our Colombian and Chilean operations.

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

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we will sell a portion of our Colombian crude oil production to Trafigura in exchange for advance payments of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement. Funds committed by Trafigura were available to us upon request until September 2016.

In February 2017, the availability period under the prepayment agreement with Trafigura was extended until June 30, 2017. This extension provides us with available funds upon request from Trafigura to be repaid by us on a monthly basis through future oil deliveries over the period between January 2017 and December 2018.

We believe that our current operations and 2017 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets, or issuance of equity, among others.

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.”

In the year ended December 31, 2016, we made total capital expenditures of US$39.3 million (US$26.2 million, US$7.8 million, US$1.7 million and US$3.6 million in Colombia, Chile, Argentina and Brazil, respectively).

In the year ended December 31, 2015, we made total capital expenditures of US$48.8 million (US$30.7 million, US$12.4 million, US$0.1 million and US$5.6 million in Colombia, Chile, Argentina and Brazil, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	82,884	25,895	230,746
Investing activities	(39,306)	(48,842)	(344,041)
Financing activities	(51,136)	(18,022)	124,716
Net (decrease) increase in cash and cash equivalents	(7,558)	(40,969)	11,421

Cash flows provided by operating activities

For the year ended December 31, 2016, cash provided by operating activities was US$82.9 million, a 220% increase from US$25.9 million for the year ended December 31, 2015, resulting from cost reduction efforts, lower income tax paid and increased funds from working capital, including customer advance payments from Trafigura.

For the year ended December 31, 2015, cash provided by operating activities was US$25.9 million, a 88.8% decrease from US$230.7 million for the year ended December 31, 2014, resulting from the decline in oil and natural gas prices in 2015 as compared to 2014.

Cash flows used in investing activities

For the year ended December 31, 2016, cash used in investing activities was US$39.3 million, a 20% decrease from US$48.8 million for the year ended December 31, 2015. This decrease was related to lower capital expenditures in Colombia, Chile and Brazil in 2016 as compared to 2015, despite having similar activity levels.

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

Cash flows used in financing activities

Cash used in financing activities was US$51.1 million for the year ended December 31, 2016, compared to US$18.0 million for the year ended December 31, 2015. This change was principally the result of principal payments related to Itau Loan and dividends distribution to non-controlling interest.

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

Indebtedness

As of December 31, 2016 and 2015, we had total outstanding indebtedness of US$358.7 million and US$378.7 million, respectively, as set forth in the table below.

	As of December 31,
	2016	2015
	(in thousands of US$)
BCI Loans	141	—
Bond GeoPark Latin America Agencia en Chile (Notes due 2020)	304,059	302,495
Banco de Chile	4,709	7,036
Rio das Contas Credit Facility	49,763	69,142
Total	358,672	378,673

Our material outstanding indebtedness as of December 31, 2016 is described below.

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

The indenture governing our Notes due 2020 includes incurrence test covenants that provide, among other things, that, the debt to EBITDA ratio should not exceed 2.5 and the EBITDA to Interest ratio should exceed 3.5. As of the date of this annual report, the Company’s debt to EBITDA ratio was 4.6 and the EBITDA to interest ratio was 2.7, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions). As of the date of this annual report, we are in compliance with all indenture provisions.

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

BCI Loan

During February 2016, we executed a loan agreement with Banco de Crédito e Inversiones (BCI) to finance the acquisition of vehicles for our Chilean operations. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

LGI Line of Credit

As of December 31, 2016, the aggregate outstanding amount under the LGI Line of Credit was US$27.8 million. This corresponds to a loan granted by LGI to GeoPark Chile for financing Chilean operations in our Tierra del Fuego blocks. The maturity of this loan is July 2020 and the applicable interest rate is 8% per year.

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

In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%. As a result of the above, in March 2016, September 2016 and March 2017 we paid US$30 million in aggregate corresponding to principal payments under the current principal amortization schedule.

Other Agreements

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production. Pricing will be determined by future spot market prices, net of transportation costs. The agreement also provides us with prepayment of up to US$100 million from Trafigura. Funds committed will be made available to us upon request and will be repaid by us on a monthly basis through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period. According to the terms of the prepayment agreement, we are required to pay interest of LIBOR plus 5% per year on outstanding amounts. In addition, under the prepayment agreement, we are required to maintain certain coverage ratios linking: (i) future payments to the value of estimated future oil deliveries (net of transportation discounts) during the term of the offtake agreement and (ii) collections to payments within specified periods, with the possibility of delivering additional volumes to meet such ratios in the upcoming 3-month period. As of March 31, 2017, outstanding amounts related to the prepayment agreement amount to US$20 million.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to Properties.”

D.	Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company –B. Business Overview—2017 Strategy and Outlook.”

E.	Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2016 or as of December 31, 2015.

F.	Tabular disclosure of contractual obligations

In accordance with the terms of our concessions, we are required to pay royalties in connection with our crude oil and natural gas production. See Note 31 to our Consolidated Financial Statements.

The table below sets forth our committed cash payment obligations as of December 31, 2016.

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of US$)
Debt obligations(1)	447,326	48,958	75,868	322,500	-
Operating lease obligations(2)	86,963	67,752	14,031	5,066	114
Pending investment commitments(3)	69,756	4,630	65,126	-	-
Asset retirement obligations	29,862	306	-	-	29,556
Total contractual obligations	633,907	121,646	155,025	327,566	29,670

(1)	Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: US$24.3 million; one to three years: US$45.9 million and three to five years: US$22.5 million. At December 31, 2016 the outstanding long-term borrowing affected by variable rates amounted to US$54.5 million representing 15% of total borrowings, which was composed of the loan from Itaú International BBA plc and the loan from Banco de Chile that has a floating interest rate based on LIBOR. See Note 3: “Interest rate risk” to our Consolidated Financial Statements.

(2)	Reflects the future aggregate minimum lease payments under non-cancellable operating lease agreements.

(3)	Includes capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12 and 13 concessions in Brazil, three blocks in Argentina and the Llanos 32, VIM-3, and Llanos 34 Blocks in Colombia. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 31(b) to our Consolidated Financial Statements.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

Our Board of Directors is composed of eight members. At every annual general meeting, one-third of the Directors retire from office. Our Directors can hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose term has expired may offer themselves for re-election at each election of Directors. The term for the current Directors expires on the date of our next annual shareholders’ meeting, to be held in 2017.

The current members of the Board of Directors were appointed at our annual general meeting held on June 30, 2016. The table below sets forth certain information concerning our current board of directors. All ages are as of March 31, 2017.

Name	Position	Age	At the Company since
Gerald E. O’Shaughnessy	Chairman and Director	68	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	61	2002
Carlos A. Gulisano (3)	Director	66	2010
Juan Cristóbal Pavez (1)(2)	Director	46	2008
Peter Ryalls (1)(2)	Director	66	2006
Robert Bedingfield (1)(2)	Director	68	2015
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	57	2003
Michael D. Dingman	Director	85	2017

(1)	Member of the Audit Committee.

(2)	Independent director under SEC Audit Committee rules.

(3)	Carlos Gulisano joined the Company in 2002 as an advisor.

Biographical information of the current members of our Board of Directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s.  Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

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

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments, with a special focus in the energy industry, through the development of wind parks and run-of-the-river hydropower plants. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Peter Ryalls has been a member of our board of directors since April 2006. Mr. Ryalls started his career working as a wireline engineer for Schlumberger in West Africa, returning to the UK in 1976 to study for his Master’s degree in Petroleum Engineering at Imperial College, London following which he joined Mobil North Sea. He moved to Unocal Corporation in 1979 where he held increasingly senior positions, including as Managing Director of Unocal UK in Aberdeen, Scotland, and where he developed extensive experience in offshore production and drilling operations. In 1994, Mr. Ryalls represented Unocal Corporation in the Azerbaijan International Operating Company as Vice President of Operations and was responsible for production, drilling, reservoir engineering and logistics. In 1998, Mr. Ryalls became General Manager for Unocal in Argentina. He also served as Vice President of Unocal’s Gulf of Mexico onshore oil and gas business and as Vice President of Global Engineering and Construction, where he was responsible for the implementation of all major capital projects ranging from deep water developments in Indonesia and the Gulf of Mexico to conventional oil and gas projects in Thailand. Mr. Ryalls is also an Independent Petroleum Consultant advising on international oil and gas development projects both onshore and offshore.

Robert Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

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

Michael D. Dingman is a successful international investor, businessman and philanthropist, with more than 50 years of experience. Mr. Dingman has an extensive and successful career on Wall Street as partner of Butnham & Company, and he also was Chairman and Chief Director of industrial corporations including Wheelabrator-Frye, Signal, AlliedSignal, the Henley Group and Fisher-Scientific. His wide experience in the energy industry includes working with the Liedtke family of Pennzoil at Pogo Producing Company and as an early investor of Sidanco, one of Russia’s largest oil companies. Currently, he is Founder, President and CEO of the Shipston Group. Mr. Dingman is a former director of Ford Motor Company (21 years), Time and then Time Warner (24 years), and the Mellon Bank, Temple Industries, Temple-Inland, Continental Telephone and Teekay Shipping. He is the founder of the “Michael D. Dingman Center for Entrepreneurship” at the University of Maryland and he is a benefactor and former member of the Boston Museum of Fine Arts and the John A. Hartford Foundation.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our executive officers. All ages are as of March 31, 2017.

Name	Position	Age	At the Company since
James F. Park	Chief Executive Officer and Director	61	2002
Andrés Ocampo	Chief Financial Officer	39	2010
Pedro Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	57	2003
Augusto Zubillaga	Chief Operating Officer	47	2006
Alberto Matamoros	Director for Argentina, Brazil, Chile and Peru	45	2014
Marcela Vaca	Director for Colombia	48	2012
Carlos Murut	Director of Development	60	2006
Salvador Minniti	Director of Exploration	62	2007
Horacio Fontana	Director of Drilling	59	2008
Agustina Wisky	Director of Business Management	40	2002
Guillermo Portnoi	Director of New Business	41	2006
Stacy Steimel	Director of Shareholder Value	57	2017

Biographical information of the members of our executive officers is set forth below. Unless otherwise indicated, the current business addresses for our executive officers is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Andrés Ocampo has served as our Chief Financial Officer since November 2013. He previously served as our Director of Growth and Capital (from January 2011 through October 2013), and has been with our company since July 2010. Mr. Ocampo graduated with a degree in Economics from the Universidad Católica Argentina. He has more than 16 years of experience in business and finance. Before joining our company, Mr. Ocampo worked at Citigroup and served as Vice President Oil & Gas and Soft Commodities at Crédit Agricole Corporate & Investment Bank.

Augusto Zubillaga has served as our Chief Operating Officer since May 2015. He previously served in other management positions throughout the Company including as Operations Director, Argentina Director and Production Director. He previously served as our Production Director. He is a petroleum engineer with more than 23 years of experience in production, engineering, well completions, corrosion control, reservoir management and field development. He has a degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires. Prior to joining our company, Mr. Zubillaga worked for Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. At Chevron San Jorge S.A., he led multi-disciplinary teams focused on improving production, costs and safety, and was the leader of the Asset Development Team, which was responsible for creating the field development plan and estimating and auditing the oil and gas reserves of the Trapial field in Argentina. Mr. Zubillaga was also part of a Chevron San Jorge S.A. team that was responsible for identifying business opportunities and working with the head office on the establishment of best business practices. He has authored several industry papers, including papers on electrical submersible pump optimization, corrosion control, water handling and intelligent production systems.

Alberto Matamoros has been our Director for Argentina, Brazil, Chile and Peru since March 2016 and Director for Chile since January 2015. He is an industrial engineer and has an MBA, with more than 20 years of experience in the Oil & Gas industry. He started his career in the Argentinian oil company ASTRA, as a Production Engineer of La Ventana-Vizcacheras Block in the province of Mendoza (1997-2000). He then joined Chevron, where he worked as a Production Engineer in El Trapial Block in the province of Neuquén for three years. Later, he became a Field Engineering Manager, also for three years, in Buenos Aires, and then moved to Kern County, California, to lead the production team. His experience in Chevron enabled him to manage different technical and administrative teams, designing and executing working plans focused in the optimization of resources. In 2014, he joined GeoPark to be part of the Corporate Operation team before being selected as the new Country Manager of GeoPark in Chile. Matamoros holds a degree in Industrial Engineering from the Universidad Nacional del Sur and an MBA in IAE, from the Business School of Universidad Austral of Buenos Aires, Argentina.

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

Carlos Murut has been our Director of Development since January 2012. He previously served as our Development Manager. Mr. Murut holds a master’s degree in petroleum geology from the University of Buenos Aires where he also undertook postgraduate studies in reservoir engineering, specializing in field exploitation. He also completed a Business Management Development Program at Austral University. Mr. Murut has over 40 years of experience working for international and major oil companies, including YPF S.A., Tecpetrol S.A., Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A.

Salvador Minniti has been our Director of Exploration since January 2012. He previously served as our Exploration Manager. He holds a bachelor degree in geology from National University of La Plata and has a graduate degree from the Argentine Oil and Gas Institute in oil geology. Mr. Minniti has over 35 years of experience in oil exploration and has worked with YPF S.A., Petrolera Argentina San Jorge S.A. and Chevron Argentina.

Horacio Fontana has been our Corporate Drilling Manager since March 2012. He previously served as our Engineer Manager. He holds a degree in civil engineering from Rosario National University and is also a graduate from the Argentine Oil and Gas Institute, National University of Buenos Aires, with a specialty in oilfield exploitation and an extensive background in drilling operations. He has recently taken part in a Management Development Program at IAE Business School of Austral University. Mr. Fontana has over 31 years of drilling experience in major Argentine companies such as YPF S.A., Petrolera Argentina San Jorge and Chevron.

Agustina Wisky has worked with our Company since it was founded in November 2002, and has served as our Director of People since 2012 until December 2016 and is currently our Director of Business Management. Mrs. Wisky is a public accountant, and also holds a degree in human resources from the Universidad Austral—IAE. She has 15 years of experience in the oil industry. Before joining our company, Mrs. Wisky worked at AES Gener and PricewaterhouseCoopers.

Guillermo Portnoi has worked with our Company since June 2006 and has been our Director of Business Management since May 2015 until December 2016 and is currently our Director of New Business. Previously, he also served as our Director of Administration and Finance. Mr. Portnoi is a public accountant and holds an MBA from Universidad Austral—IAE. He has more than 14 years of experience in the oil industry. Before joining our company, Mr. Portnoi worked at Pluspetrol, Río Alto and PricewaterhouseCoopers, where he counted several major oil companies as his clients.

Stacy Steimel joined GeoPark in February 2017 as our Shareholder Value Director. Mrs. Steimel has more than 20 years of experience in the financial sector as Fund Manager and subsequently as regional CEO for PineBridge Investments, ex-AIG Investments in Latin America. Before AIG, Mrs. Steimel held positions in the US Treasury Department and at the InterAmerican Development Bank. She holds an MBA from the Pontificia Universidad Católica de Chile, an MA in Latin American Studies from the University of Texas at Austin and a BA from the College of William and Mary.

B.	Compensation

Executive compensation

For the year ended December 31, 2016, we accrued or paid approximately US$2.6 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued or paid approximately US$6.0 million, in the aggregate, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$0.8 million corresponds to the accrual or payment for discretionary bonus payments granted to the Company’s executive directors based on the Company’s performance in 2016. Recipients of such bonuses were given the opportunity to receive their bonus payments in shares, cash or a combination of both. Gerald E. O’Shaughnessy, James F. Park and Pedro Aylwin are our executive directors.

Director Contracts

It is our current policy that executive directors enter into indefinite term contracts with the Company that may be terminated at any time by either party subject to certain notice requirements.

Gerald E. O’Shaughnessy has entered into a service contract with the Company to act as Chairman at an annual salary of US$250,000. James F. Park has entered into a service contract with the Company to act as Chief Executive Officer at an annual salary of US$500,000. The payment of a bonus to Mr. O’Shaughnessy or Mr. Park is at our discretion. They each also received equity awards described below under “Equity Incentive Compensation.” Our agreements with Mr. O’Shaughnessy and Mr. Park contain covenants that restrict them, for a period of 12 months following termination of employment, from soliciting senior employees of the Company and, for a period of six months following a termination of employment, from competing with the Company.

Pedro Aylwin, who was appointed as an executive director in July 2013, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He instead received in 2016 a salary of approximately US$246,000 and bonus of US$125,000 for his services as a member of senior management.

The following chart summarizes payments made to our executive directors for the year ended December 31, 2016:

Cash payment
	Executive Directors’ Fees	Bonus
Gerald E. O’Shaughnessy	US$250,000	US$150,000
James F. Park	US$500,000	US$500,000

Bonus payments above were approved by the Compensation Committee in September 2016 and reflect awards for previous years’ performance including the discretionary bonus payments made based on our performance in 2015.

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

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2016.

Non-Executive Director	Non-Executive Directors’ Fees in US$	Fees paid in Common Shares (1)
Juan Cristóbal Pavez(2)	110,000	32,403
Peter Ryalls (3)	120,000	32,403
Carlos Gulisano (4)	110,000	32,403
Robert Bedingfield (5)	100,000	32,403

(1)	The numbers in this column are equal to 129,612 Common Shares (which amount equals to US$400,000).

(2)	Compensation Committee Chairman and Member of Audit Committee.

(3)	Technical Committee Chairman, Member of Audit Committee and Member of Compensation Committee.

(4)	Nomination Committee Chairman and Member of Technical Committee.

(5)	Audit Committee Chairman

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

On December 17, 2014, we registered 3,435,600 shares with the U.S. SEC for shares to be issued under the Stock Awards Plan. The following table sets forth the common share awards granted to our executive directors, management and key employees under the Stock Awards Plan commencing in 2008 through March 2017.

Number of underlying common shares outstanding	Grant date	Vesting date	Expiration date
976,211(1)	12/15/2008	12/15/2012	12/15/2018
817,600(1)	12/15/2010	12/15/2014	12/15/2020
478,000(1)	12/15/2011	12/15/2015	12/15/2021
720,000(2)	11/23/2012	11/23/2015	11/23/2016
379,500	12/15/2012	12/15/2016	12/15/2022
500,000	12/31/2014	12/31/2017	12/31/2022
1,619,105 (3)	06/30/2016	06/30/2019	06/30/2026

(1)	Pedro Aylwin holds 40,000 shares of the 2008 award, 25,000 shares of the 2010 award and 12,000 shares of the 2011 award.

(2)	James F. Park received 450,000 shares of such awards, and Gerald E. O’Shaughnessy received 270,000 shares of such awards.

(3)	Vesting of these common share awards was subject to the achievement of certain minimum financial and operational targets during a performance period that runs through 2016 to 2018. If such conditions are not achieved as of the vesting date, only the equivalent of one monthly salary will be issued in shares.

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

Value Creation Plan

On December 10, 2015, the Board of Directors approved a renewal of the VCP for a new period of three years, with new rewards granted on January 1, 2016. Under the current VCP, if as of December 31, 2018, our share price has increased by 12% per year according to the plan conditions, VCP participants will receive awards with an aggregate value equal to 10% of the excess above the market capitalization threshold generated by this share price (assuming that the share capital of the Company had remained at the same level as applicable at the time of establishment of the VCP: 59,535,614 shares). The awards will vest and be paid in common shares 50% on December 31, 2018, and the remaining 50% on December 31, 2019. As in the previous VCP, the total number of common shares granted pursuant to this plan shall not exceed 5% of the issued share capital of the Company.

Non-Executive Director Plan

In August 2014, our Board of Directors adopted the Non-Executive Director Plan in order to grant shares to non-executive directors as part of their compensation program for serving as directors. In accordance with the resolutions adopted by our board of directors on May 20, 2014, our non-executive directors are paid their quarterly fees in the form of equity awards granted under the Non-Executive Director Plan. Under the Non-Executive Director Plan, the compensation committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares. The maximum number of common shares available for issuance under the Non-Executive Director Plan is 1,000,000 common shares.

Potential dilution resulting from Equity Incentive Compensation Plans

The percentage of total share capital that could be awarded to our directors, management and key employees under the Stock Awards Plan and the Non-Executive Director Plan described above would represent approximately 12% of our issued common shares. In accordance with existing equity compensation plans as of the date of this annual report, there are approximately 0.49 million shares that could vest until December 31, 2017, representing approximately 0.82% of our current total issued share capital.

Share Repurchase Program

On April 5, 2016, we announced that we would resume our Share Repurchase Program of up to US$10 million of common shares, par value US$0.001 per share. The Share Repurchase Program began on April 5, 2016 and expired at the close of business on November 11, 2016. The share repurchases may be made from time-to-time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The shares repurchased will be used to offset, in part, any expected dilution effects resulting from our employee incentive schemes, including grants under our Stock Award Plan and the Non-Executive Director Plan.

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

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on June 30, 2016. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2017. The board of directors meets at least on a quarterly basis.

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

Disclosure Committee

The Disclosure Committee is composed of Mr. James Park, Mr. Andrés Ocampo, and certain other officers or managers per request.

The Disclosure Committee’s responsibilities include (a) review and approval of filings with the SEC and press releases, (b) review of presentations to analysts, investors and rating agencies and (c) establishment of disclosure controls and procedures.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.	Employees

As of December 31, 2016, we had approximately 345 employees, representing a decrease of 2% from December 31, 2015.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2016	2015	2014
Colombia	146	133	133
Chile	102	106	197
Brazil	10	12	12
Argentina	77	90	100
Peru	10	11	14
Total	345	352	456

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2016, 35 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.	Share ownership

As of March 15, 2017, members of our board of directors and our senior management held as a group 19,706,042 of our common shares and 33% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 15, 2017.

Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,276,649	12.1%
James F. Park(2)	7,891,269	13.2%
Juan Cristóbal Pavez(3)	2,951,510	4.9%
Carlos Gulisano	179,923	0.3%
Michael D. Dingman	1,800	0.0%
Pedro Aylwin	220,859	0.4%
Peter Ryalls	109,831	0.2%
Robert Bedingfield	69,843	0.1%
Augusto Zubillaga	*	*
Alberto Matamoros	*	*
Marcela Vaca	*	*
Dimas Coelho	*	*
Carlos Murut	*	*
Salvador Minniti	*	*
Jose Díaz	*	*
Horacio Fontana	*	*
Ruben Marconi	*	*
Agustina Wisky	*	*
Guillermo Portnoi	*	*
Andrés Ocampo	*	*
Sub-total senior management ownership of less than 1%	1,004,358	1.7%
Total	19,706,042	33.0%

* Indicates ownership of less than 1% of outstanding common shares.

(1)	Beneficially owned by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, The Globe Resources Group Inc., and other investment vehicles. 6,705,947 of these common shares have been pledged pursuant to lending arrangements.

(2)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,575,315 common shares held as of March 14, 2017 in the EBT described under “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Awards Plan.” Although Mr. Park has voting rights with respect to all the common shares held in the trust, Mr. Park disclaims beneficial ownership over those common shares. 1,073,201 of these common shares have been pledged pursuant to lending arrangements.

(3)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 73,706 common shares held by him personally.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents the beneficial ownership of our common shares as of March 15, 2017:

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park(1)	7,891,269	13.2%
Gerald E. O’Shaughnessy(2)	7,276,649	12.1%
Manchester Financial Group, L.P.(3)	5,080,661	8.5%
IFC Equity Investments(4)	3,456,594	5.8%
Juan Cristóbal Pavez(5)	2,951,510	4.9%
Other shareholders	33,284,198	55.5%
Total	59,940,881	100.0%

(1)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,575,315 common shares held as of March 14, 2017 in the employee benefit trust described under “Item 6. Directors, Senior Management and Employees—B. Compensation— Stock Awards Plan.” 1,073,201 of these common shares have been pledged pursuant to lending arrangements. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC prior to March 31, 2017.

(2)	Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and The Globe Resources Group Inc., and other investment vehicles. 6,705,947 of these common shares have been pledged pursuant to lending arrangements.

(3)	Held directly and indirectly through Manchester Financial Group, L.P., Manchester Financial Group, Inc., Douglas F. Manchester and Papa Doug Trust u/t/d/ January 11, 2010. The information set forth above and listed in the table is based solely on the disclosure set forth in Manchester Financial Group, L.P.’s most recent Schedule 13G filed with the SEC prior to March 31, 2017.

(4)	IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(5)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 73,706 common shares held by him personally.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 27, 2017, we had 35 shareholders registered in the U.S. and there were a total of 19 shareholders of record. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

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

In addition, our agreement with LGI in Colombia allows us to earn back up to 12% of our equity participation in GeoPark Colombia, following certain recovery factors of LGI `s initial investments as follows: (i) if the recovery factor is between one and two times, our incremental equity share is 4%; if the recovery factor is between two to three, three to four, four to five, and above five, our incremental equity increases by an additional 2% each time, for up to a 12%, so that LGI participation could be reduced from current 20% to 8%. Recovery factor is measured considering realized dividends or other distributions over the original investments

See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI—LGI Colombia Agreements.”

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

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive compensation—Director Contracts.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2016, 2015 and 2014, please see Note 32 to our Consolidated Financial Statements.

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

We have never declared or paid any cash dividends on our common shares. We intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. Accordingly, we do not expect to pay cash dividends on our common shares in the foreseeable future. Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. Mainly resulting from the impact of the decline in oil prices, we have recorded accumulated losses amounting to US$260.5 million as of December 31, 2016, which further limits our ability to pay dividends in the foreseeable future.

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

	Common shares
	High	Low	Average daily trading volume
	(US$ per share)		(in shares)
Annual price history
2014 (from February 7 through December 31, 2014)	11.00	4.92	47,795
2015	5.59	2.70	23,838
2016	5.06	2.25	103,283
2017 (through April 6, 2017)	7.30	4.50	146,639
Quarterly price history
1st Quarter 2016	3.60	2.60	6,736
2nd Quarter 2016	3.29	2.25	210,894
3rd Quarter 2016	3.50	3.19	31,093
4th Quarter 2016	5.06	3.29	154,729
1st Quarter 2017	7.18	4.50	149,187
2nd Quarter 2017 (through April 6, 2017)	7.30	7.01	107,142
Monthly price history
November 2016	4.98	4.30	248,606
December 2016	5.06	4.23	115,397
January 2017	4.98	4.50	191,848
February 2017	5.35	4.77	81,330
March 2017	7.18	5.86	168,146
April 2017 (through April 6, 2017)	7.30	7.01	107,142

Source: NYSE Connect

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of association and bye-laws

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

Board composition

Our bye-laws provide that our board of directors will determine the maximum size of the board, provided that it shall be not be composed of fewer than three directors. The maximum number of directors currently allowed is nine directors and our board of directors currently consists of eight directors.

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

Comparison of Bermuda law to Delaware corporate law

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

Interested Directors. Under our bye-laws and the Bermuda Companies Act, a director shall declare the nature of his interest in any contract or arrangement with the company. Our bye-laws further provide that a director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company). A director will be liable to us for any secret profit realized from the transaction. See “Item 10—B. Memorandum of association and bye-laws—Interested Directors.”

Amalgamations, Mergers and Similar Arrangements. Pursuant to the Bermuda Companies Act, the amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and, under certain circumstances, by its shareholders. Under our bye-laws, an amalgamation or merger will require the approval of our board of directors and our shareholders by Special Resolution, which is a resolution adopted by 65% of more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws and the quorum for any general meeting must be two or more persons, in person or by proxy, representing in excess of 50% of the total of our issued voting shares. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

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

Shareholders’ Suit. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply for an order of the Supreme Court of Bermuda regulating the conduct of the company’s affairs in the future or an order to purchase the shares of any shareholders by other shareholders or by the company and, in the case of a purchase by the company, for the reduction accordingly of the company’s capital, or otherwise. See “Item 10—B. Memorandum of association and bye-laws—Shareholder Suits.”

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

Indemnification of Directors. We may indemnify our directors and officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. See “Item 10—B. Memorandum of association and bye-laws—Enforcement of Judgments.” Our bye-laws provide that we shall indemnify our officers and directors in respect of their acts and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such Director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance money to our officers and directors for the costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceedings against them on condition that the directors and officers repay the money if any allegations of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts if it shall ultimately be determined by final decision that such indemnitee is not entitled to be indemnified for such expenses under our Bye-laws or otherwise. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful. In addition, we have entered into customary indemnification agreements with our directors.

As a result of these differences, investors could have more difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

Tax matters. Under current Bermuda law, we are not subject to tax on income or capital gains. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. We could be subject to taxes in Bermuda after that date. This assurance is subject to the provision that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to us. We are incorporated in Bermuda as an exempted company and pay annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Neither we nor our Bermuda subsidiaries employ individuals in Bermuda as at the date of this annual report.

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

Enforcement of Judgments

We are incorporated as an exempted company with limited liability under the laws of Bermuda, and substantially all of our assets are located in Colombia, Chile, Brazil, Peru and Argentina. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

The following summary contains a description of certain Bermudian, U.S. federal income, and Chilean tax consequences of ownership and disposition of our common shares. The summary is based upon the tax laws of Bermuda, the United States, and Chile, and regulations thereunder as of the date hereof, which are subject to change.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of our common shares in their particular circumstances.

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

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2016, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Chilean tax on transfers of shares

In September 2012, Article 10 of the Chilean Income Tax Law Decree Law No. 824 of 1974, or the indirect transfer rules, were enacted, and impose taxes on the indirect transfer of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity as well as transfers of other assets and property of permanent establishments or other businesses in Chile. The 2014 tax reform introduced a measure which obliges the company from which shares are transferred to pay taxes if the entity which undertakes the transfer of shares fails to do so.

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

As a result of these rules, a capital gain tax of 35% will be applied by the Chilean tax authorities to the sale of any of our common shares if either of the above alternatives are met. This rate might be subject to change in the short term, as discussed herein.

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

As of December 31, 2016, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2016, its internal control over financial reporting was effective based on those criteria.

C.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

D.	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services

Amounts billed by PwC for audit and other services were as follows:

	2016	2015
	(in millions of US$)
Audit fees	0.49	0.56
Tax fees	0.13	0.13
Other fees paid	—	—
Total	0.62	0.69

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

ITEM 16D. Exemptions from the listing standards for audit committees

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

The following table reflects purchases of our common shares by or on behalf of us or by any affiliated purchaser in 2016.

2016	Total number of common shares purchased	Average price paid per common share (US$)	Total number of common shares purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of common shares that may yet be purchased under the plans or programs
January 1 to January 31	-	-	-	-
February 1 to February 28	-	-	-	-
March 1 to March 31	-	-	-	-
April 1 to April 30	7,432	2.89	7,432	US$10 million
May 1 to May 31	6,179	2.66	6,179	US$10 million
June 1 to June 30	257,528	3.02	257,528	US$10 million
July 1 to July 31	136,360	3.40	136,360	US$10 million
August 1 to August 31	29,780	3.43	29,780	US$10 million
September 1 to September 30	35,100	3.39	35,100	US$10 million
October 1 to October 31	86,489	3.90	86,489	US$10 million
November 1 to November 30	30,000	4.46	30,000	US$10 million
December 1 to December 31	-	-	-	-
Total	588,868	3.40	588,868

In December 2015, the Board of Directors approved a program to repurchase up to US$10 million of common shares, par value US$0.001 per share of the Company. This Repurchase Program began on December 19, 2014 and expired on August 18, 2015. The Shares repurchased are used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan.

On April 5, 2016, we announced that we would resume our repurchase program of up to US$10 million of common shares, par value US$0.001 per share. The Repurchase Program resumed on April 5, 2016 and expired on August 10, 2016. The shares repurchased were used to offset, in part, any dilution effects resulting from our employee incentive schemes, including grants under our Stock Award Plan and the Limited Non-Executive Director Plan.

On September 19, 2016, we announced that we would resume our repurchase program of up to US$10 million of common shares, par value US$0.001 per share. The Repurchase Program resumed on September 19, 2016 and expired on November 13, 2016. The shares repurchased were used for grants from our employee incentive schemes, including grants under our Stock Award Plan and the Limited Non-Executive Director Plan.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-76 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.4	Form of amended and restated bye-laws (incorporated herein by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.2	Indenture, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Limited, GeoPark Latin America Limited and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.3	Share Pledge Agreement, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Chile S.A., GeoPark Colombia S.A. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.4	Intercompany Loan Pledge Agreement, dated February 11, 2013, among GeoPark Chile Limited Agencia en Chile, GeoPark Fell S.p.A., GeoPark Llanos SAS and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.5	Supplemental Indenture, dated December 20, 2013, among GeoPark Latin America Limited Agencia en Chile, GeoPark Latin America Limited, GeoPark Limited, GeoPark Latin America Coöperatie U.A. and Deutsche Bank Trust Company Americas (incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).
4.1	Special Contract for the Exploration and Exploitation of Hydrocarbons, Fell Block, dated April 29, 1997, among the Republic of Chile, the Chilean Empresa Nacional de Petróleo (ENAP) and Cordex Petroleums Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.2	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the La Cuerva Block, dated April 16, 2008, between the Colombian Agencia Nacional de Hidrocarburos and Hupecol Caracara LLC (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.3	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.4	Subscription and Shareholders Agreement, dated February 7, 2006, among the International Finance Corporation, GeoPark Holdings Limited, Gerald O’Shaughnessy and James F. Park (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

Exhibit no.	Description
4.5	Subscription Agreement, dated May 20, 2011, among LG International Corporation, GeoPark Chile Limited Agencia en Chile, GeoPark Chile S.A. and GeoPark Holdings Limited (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.6	Shareholders’ Agreement, dated May 20, 2011, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.7	Subscription Agreement, dated December 18, 2012, among LG International Corporation, GeoPark Chile Limited Agencia en Chile, GeoPark Colombia S.A. and GeoPark Holdings Limited (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.8	Shareholders’ Agreement, dated December 18, 2012, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Colombia S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.9	Subordinated Loan Agreement, dated December 18, 2012, between LG International Corporation and Winchester Oil & Gas S.A. (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.10	Subscription Agreement, dated October 18, 2011, among LG International Corporation and GeoPark TdF S.A. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.11	Shareholders’ Agreement, dated October 4, 2011, among LG International Corporation, GeoPark TdF S.A. and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.12	Quota Purchase Agreement, dated May 14, 2013, between Panoro Energy do Brasil Ltda. and GeoPark Brasil Exploracão e Producão de Petróleo e Gás Ltda (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.13	Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A. (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.14	Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.15	First Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.16	Second Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on September 26, 2013).
4.17	Third Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.18	Fourth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.19	Fifth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. dated April 1, 2014. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015)†

Exhibit no.	Description
4.20	Sixth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. dated May 1, 2015 (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016). †
4.21	Seventh Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile S.A. dated April 1, 2016.* †
4.22	Contract for the sale and Purchase of Natural Gas 2017-2027 between GeoPark Fell SpA and Methanex Chile SpA dated March 31, 2017. *†
4.23	Members’ Agreement, dated January 8, 2014, among GeoPark Latin America Coöperatie U.A., GeoPark Colombia Coöperatie U.A. and LG International Corporation (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).
4.24	Loan Agreement no. 4131, dated March 28, 2014, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda. (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2014).
4.25	Addendum and Amendment to Loan Agreement no. 4131, dated March 12, 2015, between Itaú BBA International plc and GeoPark Brasil Exploracão e Produção de Petróleo e Gás Ltda. (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015)
4.26	Prepayment Agreement for an Amount of up to US$100,000,000, dated December 18, 2015, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS and GeoPark Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016.
4.27	Amendment Agreement No. 1 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated September 1, 2016 relating to the Prepayment Agreement dated December 18, 2015.*
4.28	Amendment Agreement No. 2 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated December 16, 2016 relating to the Prepayment Agreement dated December 18, 2015.*
4.29	Amendment Agreement No. 3 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated February 13, 2017 relating to the Prepayment Agreement dated December 18, 2015.*
8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.2	Consents of DeGolyer and MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated March 11, 2017, for reserves in Chile, Colombia, Peru, Brazil as of December 31, 2016.*

*	Filed with this Annual Report on Form 20-F.

†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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

Date: April 11, 2017

GEOPARK LIMITED

31 DECEMBER 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GeoPark Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow present fairly, in all material respects, the financial position of GeoPark Limited and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & CO. S.R.L. By /s/ Ezequiel L. Mirazon (Partner)

Ezequiel L. Mirazon

Autonomous City of Buenos Aires, Argentina
March 6, 2017

GEOPARK LIMITED

31 DECEMBER 2016

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	2016	2015	2014
REVENUE	7	192,670	209,690	428,734
Commodity risk management contracts	36	(2,554)	-	-
Production and operating costs	8	(67,235)	(86,742)	(131,419)
Geological and geophysical expenses	11	(10,282)	(13,831)	(13,002)
Administrative expenses	12	(34,170)	(37,471)	(45,867)
Selling expenses	13	(4,222)	(5,211)	(24,428)
Depreciation		(75,774)	(105,557)	(100,528)
Write-off of unsuccessful efforts	19	(31,366)	(30,084)	(30,367)
Impairment loss reversed (recognised) for non-financial assets	19-35	5,664	(149,574)	(9,430)
Other expenses		(1,344)	(13,711)	(1,849)
OPERATING (LOSS) PROFIT		(28,613)	(232,491)	71,844
Financial costs	14	(34,101)	(35,655)	(27,622)
Foreign exchange gain (loss)		13,872	(33,474)	(23,097)
(LOSS) PROFIT BEFORE INCOME TAX		(48,842)	(301,620)	21,125
Income tax (expense) benefit	16	(11,804)	17,054	(5,195)
(LOSS) PROFIT FOR THE YEAR		(60,646)	(284,566)	15,930
Attributable to: Owners of the Company		(49,092)	(234,031)	8,085
Non-controlling interest		(11,554)	(50,535)	7,845
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic	18	(0.82)	(4.05)	0.14
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted	18	(0.82)	(4.05)	0.14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	2016	2015	2014
(Loss) Profit for the year	(60,646)	(284,566)	15,930
Other comprehensive income:
Items that may be subsequently reclassified to (loss) profit
Currency translation difference	7,102	(1,001)	(2,448)
Total comprehensive (Loss) Income for the year	(53,544)	(285,567)	13,482
Attributable to: Owners of the Company	(41,990)	(235,032)	5,637
Non-controlling interest	(11,554)	(50,535)	7,845

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2016	2015
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	19	473,646	522,611
Prepaid taxes	21	2,852	1,172
Other financial assets	24	19,547	13,306
Deferred income tax asset	17	23,053	34,646
Prepayments and other receivables	23	241	220
TOTAL NON CURRENT ASSETS		519,339	571,955
CURRENT ASSETS
Inventories	22	3,515	4,264
Trade receivables	23	18,426	13,480
Prepayments and other receivables	23	7,402	11,057
Prepaid taxes	21	15,815	19,195
Other financial assets	24	2,480	1,118
Cash at bank and in hand	24	73,563	82,730
TOTAL CURRENT ASSETS		121,201	131,844
TOTAL ASSETS		640,540	703,799
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	25	60	59
Share premium		236,046	232,005
Reserves		130,118	123,016
Accumulated losses		(260,459)	(208,428)
Attributable to owners of the Company		105,765	146,652
Non-controlling interest		35,828	53,515
TOTAL EQUITY		141,593	200,167
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	26	319,389	343,248
Provisions and other long-term liabilities	27	42,509	42,450
Deferred income tax liability	17	2,770	16,955
Trade and other payables	28	34,766	19,556
TOTAL NON CURRENT LIABILITIES		399,434	422,209
CURRENT LIABILITIES
Borrowings	26	39,283	35,425
Derivative financial instrument liabilities		3,067	-
Current income tax liabilities		5,155	208
Trade and other payables	28	52,008	45,790
TOTAL CURRENT LIABILITIES		99,513	81,423
TOTAL LIABILITIES		498,947	503,632

TOTAL EQUITY AND LIABILITIES		640,540	703,799

The consolidated financial statements were approved by the Board of Directors on 6 March 2017.

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2016

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	(Accumulated Losses) Retained Earnings	Non-controlling Interest	Total
Equity at 1 January 2014	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Comprehensive income:
Profit for the year	-	-	-	-	8,085	7,845	15,930
Currency translation differences	-	-	-	(2,448)	-	-	(2,448)
Total Comprehensive Income for the Year 2014	-	-	-	(2,448)	8,085	7,845	13,482
Transactions with owners:
Proceeds from issue of shares (Note 25)	14	90,848	-	-	-	-	90,862
Proceeds from transaction with Non-controlling interest	-	-	-	-	-	35	35
Share-based payment (Note 29)	-	-	-	-	8,605	573	9,178
Repurchase of shares (Note 25)	-	(388)	-	-	-	-	(388)
Total 2014	14	90,460	-	-	8,605	608	99,687
Balances at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Comprehensive income:
Loss for the year	-	-	-	-	(234,031)	(50,535)	(284,566)
Currency translation differences	-	-	-	(1,001)	-	-	(1,001)
Total Comprehensive Loss for the Year 2015	-	-	-	(1,001)	(234,031)	(50,535)	(285,567)
Transactions with owners:
Share-based payment (Note 29)	1	22,734	-	-	(14,993)	481	8,223
Repurchase of shares (Note 25)	-	(1,615)	-	-	-	-	(1,615)
Total 2015	1	21,119	-	-	(14,993)	481	6,608
Balances at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income:
Loss for the year	-	-	-	-	(49,092)	(11,554)	(60,646)
Currency translation differences	-	-	-	7,102	-	-	7,102
Total Comprehensive Loss for the Year 2016	-	-	-	7,102	(49,092)	(11,554)	(53,544)
Transactions with owners:
Share-based payment (Note 29)	1	6,032	-	-	(2,939)	273	3,367
Repurchase of shares (Note 25)		(1,991)	-	-	-	-	(1,991)
Dividends distribution to non-controlling interest	-	-	-	-	-	(6,406)	(6,406)
Total 2016	1	4,041	-	-	(2,939)	(6,133)	(5,030)
Balances at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2016

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ '000	Note	2016	2015	2014
Cash flows from operating activities
(Loss) Profit for the year		(60,646)	(284,566)	15,930
Adjustments for:
Income tax expense (benefit)	16	11,804	(17,054)	5,195
Depreciation		75,774	105,557	100,528
Allowance for doubtful accounts	13-23	-	-	741
Loss on disposal of property, plant and equipment		14	2,000	590
Impairment loss (reversed) recognised for non-financial assets	19-35	(5,664)	149,574	9,430
Write-off of unsuccessful efforts	19	31,366	30,084	30,367
Accrual of borrowing’s interests		27,940	28,460	25,754
Amortisation of other long-term liabilities	27	(2,924)	(703)	(468)
Unwinding of long-term liabilities	27	2,693	2,575	1,972
Accrual of share-based payment		3,367	8,223	8,373
Foreign exchange (gain) loss		(13,872)	33,474	23,097
Unrealized loss on commodity risk management contracts	36	3,068	-	-
Income tax paid		(1,956)	(7,625)	(1,306)
Changes in working capital	5	11,920	(24,104)	10,543
Cash flows from operating activities – net		82,884	25,895	230,746
Cash flows from investing activities
Purchase of property, plant and equipment		(39,306)	(48,842)	(238,047)
Acquisitions of companies, net of cash acquired		-	-	(114,967)
Collections related to financial leases		-	-	8,973
Cash flows used in investing activities – net		(39,306)	(48,842)	(344,041)
Cash flows from financing activities
Proceeds from borrowings		186	7,036	67,633
Proceeds from cash calls from related parties		5,210	2,400	16,563
Proceeds from transaction with non-controlling interest		-	-	35
Proceeds from issuance of shares		-	-	90,862
Repurchase of shares		(1,991)	(1,615)	(388)
Principal paid		(22,645)	(89)	(17,087)
Interest paid		(25,490)	(25,754)	(24,558)
Dividends distribution to non-controlling interest		(6,406)	-	-
Principal paid to related parties		-	-	(8,344)
Cash flows (used in) / from financing activities - net		(51,136)	(18,022)	124,716

Net (decrease) increase in cash and cash equivalents		(7,558)	(40,969)	11,421

Cash and cash equivalents at 1 January		82,730	127,672	121,105
Currency translation differences		(1,609)	(3,973)	(4,854)
Cash and cash equivalents at the end of the year		73,563	82,730	127,672

Ending Cash and cash equivalents are specified as follows:
Cash in bank		73,551	82,720	127,560
Cash in hand		12	10	112
Cash and cash equivalents		73,563	82,730	127,672

The notes on pages 7 to 76 are an integral part of these consolidated financial statements.

GEOPARK LIMITED

31 DECEMBER 2016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

These consolidated financial statements were authorised for issue by the Board of Directors on 6 March 2017.

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2016:

Annual Improvements to IFRSs – 2010-2012 Cycle and 2012 – 2014 Cycle

Disclosure Initiative - Amendments to IAS 1

Investment entities: Applying the consolidation exception – Amendments to IFRS 10, IFRS 12 and IAS 28

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2016 and not early adopted.

IFRS 2 “Share based payments”: amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. It is effective for annual periods beginning on or after January 1, 2018. The Company is currently analyzing the impact of its application on the Company’s operating results or financial position.

IFRS 9 Financial Instruments and associated amendments to various other standards: IFRS 9 replaces the multiple classification and measurement models in IAS 39. Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A debt instrument is measured at amortised cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest. All other debt and equity instruments, including investments in complex debt instruments and equity investments, must be recognised at fair value.

All fair value movements on financial assets are taken through the statement of profit or loss, except for equity investments that are not held for trading, which may be recorded in the statement of profit or loss or in reserves (without subsequent recycling to profit or loss).

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

For financial liabilities that are measured under the fair value option entities will need to recognise the part of the fair value change that is due to changes in their own credit risk in other comprehensive income rather than profit or loss.

The new hedge accounting rules (released in December 2013) align hedge accounting more closely with common risk management practices. As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model.

IFRS 15 Revenue from contracts with customers and associated amendments to various other standards: The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards.

These accounting changes may have flow-on effects on the entity’s business practices regarding systems, processes and controls, compensation and bonus plans, contracts, tax planning and investor communications. Entities will have a choice of full retrospective application, or prospective application with additional disclosures.

Management is evaluating the potential impact of the new rules on the Group’s financial statements.

IFRS 16 Leases: will affect primarily the accounting by lessees and will result in the recognition of almost all leases on balance sheet. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and a financial liability to pay rentals for virtually all lease contracts. An optional exemption exists for short-term and low-value leases. The accounting by lessors will not significantly change. Some differences may arise as a result of the new guidance on the definition of a lease.

The Group has not yet determined to what extent its commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16. At this stage, the Group does not intend to adopt the standard before its effective date.

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

IFRIC 22 “Foreign Currency Transactions and Advance Consideration”: issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid an advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. It is effective for annual periods beginning on January 1, 2018. The Company is currently analysing the impact of its application on the Company’s operating results or financial position.

Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: made in January 2016 clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base.

Disclosure Initiative – Amendments to IAS 7: Going forward, entities will be required to explain changes in their liabilities arising from financing activities. This includes changes arising from cash flows and non-cash changes. Changes in financial assets must be included in this disclosure if the cash flows were, or will be, included in cash flows from financing activities. Entities may include changes in other items as part of this disclosure. However, in this case the changes in the other items must be disclosed separately from the changes in liabilities arising from financing activities. The information may be disclosed in tabular format as a reconciliation from opening and closing balances, but a specific format is not mandated.

Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28: The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures.

Improvements to IFRSs – 2014-2016 Cycle: amendments issued in December 2016 that are effective for periods beginning on or after January 1, 2018. The Company estimates that these amendments will not have an impact on the Company’s operating results or financial position.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

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

Considering macroeconomic environment conditions, the performance of the operations, Group’s cash position, the offtake and the prepayment agreement signed with Trafigura (see Note 3) and over 80% of its total indebtedness maturing in 2020, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future.  For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

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

31 DECEMBER 2016

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

2.7 Revenue recognition

Revenue from the sale of crude oil and gas is recognised in the Statement of Income when risk transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 31 (a).

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.8 Production and operating costs

Production costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, leasing and royalties are also included within this account.

2.9 Financial costs

Financial costs include interest expenses, bank charges and the amortisation of financial assets and liabilities. The Company has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. Amounts capitalised during the year totalled US$ 254,950 (US$ 637,390 in 2015 and US$ 3,112,317 in 2014).

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

A charge of US$ 31,366,000 has been recognised in the Consolidated Statement of Income within Write-off of unsuccessful efforts (US$ 30,084,000 in 2015 and US$ 30,367,000 in 2014). See Note 19.

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

31 DECEMBER 2016

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense.

GEOPARK LIMITED

31 DECEMBER 2016

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

2.11.2 Deferred Income

Relates to contributions received in cash from the Group’s clients to improve the project economics of gas wells. The amounts collected are reflected as a deferred income in the balance sheet and recognised in the Consolidated Statement of Income over the productive life of the associated wells. The depreciation of the gas wells that generated the deferred income is charged to the Consolidated Statement of Income simultaneously with the amortisation of the deferred income. The addition in 2016 corresponds to the deferred income related to the take or pay provision associated to gas sales in Brazil, that Petrobras will make up in the future.

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.12 Impairment of non-financial assets (continued)

No asset should be kept as an exploration and evaluation asset for a period of more than three years, except if it can be clearly demonstrated that the carrying value of the investment will be recoverable.

During 2016 impairment loss was reversed for an amount of US$ 5,664,000 (impairment loss recognised for US$ 149,574,000 in 2015 and US$ 9,430,000 in 2014). See Note 35. The write-offs are detailed in Note 19.

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

31 DECEMBER 2016

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

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Company does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Company would have to recognize amounts to approximately US$ 11,200,000.

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.16 Financial assets (continued)

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

2.17 Other financial assets

Non current other financial assets include contributions made for environmental obligations according to a Colombian and Brazilian government request and are restricted for those purposes. Current financial assets correspond to short term investments with original maturities up to twelve months and over three months.

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

GEOPARK LIMITED

31 DECEMBER 2016

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

2.21 Derivatives

Derivatives financial instruments are recognised in the statement of financial position as assets or liabilities and initially and subsequently measured at fair value through profit and loss. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The market-to-market fair value of the Company's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy. Gains and losses arising from changes in fair value are recognised in the statement of income in Commodity risk management contracts.

For more information about derivatives please refer to Note 36.

2.22 Borrowings

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

2	Summary of significant accounting policies (continued)

2.23 Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.

•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue.

•	"Other reserve" representing:

-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,

-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries.

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.

•	"(Accumulated losses) Retained earnings" representing accumulated earnings and losses.

2.24 Share-based payment

The Group operates a number of equity-settled and cash-settled share-based compensation plans comprising share awards payments and stock options plans to certain employees and other third party contractors. Share-based payment transactions are measured in accordance with IFRS 2.

Fair value of the stock option plan for employee or contractors services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted calculated using the Geometric Brownian Motion method.

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

GEOPARK LIMITED

31 DECEMBER 2016

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

During 2016, the Argentine Peso devaluated by 22% (52% and 31% in 2015 and 2014) against the US Dollar, the Chilean Peso revaluated by 6% (devaluated by 16% in 2015 and 2014) and the Colombian Peso revaluated by 5% (devaluated by 32% and 24% in 2015 and 2014).

If the Argentine Peso, the Chilean Peso and the Colombian Peso had each devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 2,683,400 (US$ 1,003,300 in 2015 and post – tax profit lower by US$ 621,400 in 2014).

GEOPARK LIMITED

31 DECEMBER 2016

Note

3	Financial Instruments-risk management (continued)

Currency risk (continued)

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the Itaú and intercompany loans. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from cash at bank held in US Dollars and for the intercompany loan and Itaú loan described in Note 26. The exchange gain generated by the Brazilian subsidiary during 2016 amounted to US$ 14,542,000 (loss of US$ 35,605,000 in 2015 and loss of US$ 17,573,000 in 2014).

During 2016, the Brazilian Real revaluated by 17% against the US Dollar (devaluated by 47% and 13% in 2015 and 2014, respectively). If the Brazilian Real had devaluated 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 5,300,000 (post – tax loss higher by US$ 7,400,000 in 2015 and post – tax profit lower by US$ 5,660,000 in 2014).

As of 31 December 2016, the balances denominated in the Peruvian local currency (Peruvian Soles) are not material.

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

The Company has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined based on a formula that considers various international prices of methanol, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

GEOPARK LIMITED

31 DECEMBER 2016

Note

3	Financial Instruments-risk management (continued)

Price risk (continued)

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, post-tax loss for the year would have been higher by US$ 23,655,000 (US$ 23,940,000 in 2015 and post tax profit lower by US$ 29,186,000 in 2014).

During October 2016, it was considered appropriate to manage part of the exposure to the volatile crude oil price using derivatives. The Company considers these derivative contracts to be an effective manner of properly managing commodity price risk. The Company has also obtained credit lines from related counterparties associated to these contracts which are available to minimize the Company’s cash exposure, in case necessary (see Note 36).

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers and hedging counterparties.

In Colombia, during 2016, the Colombian subsidiary made 90% of the oil sales to Trafigura (one of the world’s leading independent commodity trading and logistics houses), with Trafigura accounting for 59% of consolidated revenues for the same period.

All the oil produced in Chile as well as the gas produced by TdF Blocks (10% of total revenue, 15% in 2015 and 28% in 2014) is sold to ENAP, the State owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of the Methanex, a Canadian public company (9% of consolidated revenues, 7% in 2015 and 6% in 2014).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the operator of the Manati Field and the State owned company.

The mentioned companies all have good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

In 2016, the Group executed oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies, therefore the Directors do not consider there to be a significant collection risk.

See disclosure in Notes 24 and 36.

GEOPARK LIMITED

31 DECEMBER 2016

Note

3	Financial Instruments-risk management (continued)

Funding and Liquidity risk

In the past, the Group was able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2016 with a cash balance of US$ 73,563,000 and over 80% of its total indebtedness maturing in 2020. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 24,000 boepd in production. This scale and positioning permit GeoPark to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

Since 2015, and impacted by the low oil price environment, the Company’s Leverage Ratio and the Interest Coverage did not meet certain thresholds included in the 2020 Bond Indenture. This situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes (Note 26).

The most significant funding transactions executed in 2016 and 2015 include:

On December 2015, the Group announced the execution of an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provides GeoPark with access to up to US$ 100,000,000 in the form of prepaid future oil sales. Funds committed by Trafigura were available to GeoPark upon request until September 2016 and are to be repaid by the Company through future oil deliveries over 2.5 years with a six-month grace period.

On February 2017, the availability period under the prepayment agreement with Trafigura was extended until 30 June 2017. This extension provides GeoPark with available funds upon request from Trafigura and will repaid by the Company on a monthly basis through future oil deliveries over the period between January 2017 and December 2018. As of the date of these Financial Statements, outstanding balances related to the prepayment agreement amount to US$ 20,000,000.

On March 2015, the Group reached an agreement with Itau to: (i) extend the principal payments that were originally due in 2015 (amounting to approximately US$ 15,000,000), which were divided pro-rata during the remaining principal instalments, starting in March 2016 and (ii) increase the variable interest rate equal to the six-month LIBOR + 4.0%.

GEOPARK LIMITED

31 DECEMBER 2016

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

At 31 December 2016, the outstanding long-term borrowing affected by variable rates amounted to
US$ 54,472,000, representing 15% of total borrowings, which was composed by the loans from Itaú Bank and Banco de Chile that have a floating interest rate based on LIBOR.

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

At 31 December 2016, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax loss for the year would have been US$ 467,000 higher (post-tax loss higher by US$ 507,000 in 2015 and post-tax profit lower by US$ 312,000 in 2014).

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

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range, in normal market conditions. Due to the market conditions prevailing during 2016 and 2015 the gearing ratio at year end is above such range. Measures taken by the Company in this connection are described in Note 35.

GEOPARK LIMITED

31 DECEMBER 2016

Note

3	Financial Instruments-risk management (continued)

Capital risk management (continued)

The gearing ratios at 31 December 2016 and 2015 were as follows:

Amounts in US$ '000	2016	2015
Net Debt	285,109	295,943
Total Equity	141,593	200,167
Total Capital	426,702	496,110
Gearing Ratio	67%	60%

Note

4	Accounting estimates and assumptions

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

The key estimates and assumptions used in these consolidated financial statements are noted below:

•	Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements - future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group's forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and own assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions will differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 35).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2016 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

GEOPARK LIMITED

31 DECEMBER 2016

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

•	The Group adopts the successful efforts method of accounting. The Management of the Company makes assessments and estimates regarding whether an exploration asset should continue to be carried forward as an exploration and evaluation asset not yet determined or when insufficient information exists for this type of cost to remain as an asset. In making this assessment the Management takes professional advice from qualified experts.

•	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

•	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Company has adopted the following criterion for recognising well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liabilities recognised are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

•	From time to time, the Company may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters. For example, from time to time, the Company receives notice of environmental, health and safety violations. Based on what the Management of the Company currently knows, it is not expected any material impact on the financial statements.

GEOPARK LIMITED

31 DECEMBER 2016

Note

5	Consolidated Statement of Cash Flow

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

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2016	2015	2014
Increase in asset retirement obligation	1,195	985	1,603
Increase in provisions for other long-term liabilities	3,468	-	5,636
Purchase of property, plant and equipment	(4,657)	830	1,382

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment, cash flows relating to the purchase and sale of enterprises to third parties and cash flows from financial lease transactions.

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2016	2015	2014
Increase in Prepaid taxes	(2,351)	(16,611)	(3,310)
Decrease / (Increase) in Inventories	466	2,752	(410)
(Increase) / Decrease in Trade receivables	(4,811)	22,470	13,791
(Increase) / Decrease in Prepayments and other receivables and Other assets	(1,758)	405	12,569
Customer advance payments	20,000	-	-
Increase / (Decrease) in Trade and other payables	374	(33,120)	(12,097)
	11,920	(24,104)	10,543

GEOPARK LIMITED

31 DECEMBER 2016

Note

6	Segment information

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

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

Segment areas (geographical segments):

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2016
Revenue	36,723	29,719	126,228	-	-	-	192,670
Sale of crude oil	18,774	688	125,731	-	-	-	145,193
Sale of gas	17,949	29,031	497	-	-	-	47,477
Realized gain on commodity risk management contracts	-	-	514	-	-	-	514
Production and operating costs	(22,169)	(8,459)	(36,607)	-	-	-	(67,235)
Royalties	(1,495)	(2,721)	(7,281)	-	-	-	(11,497)
Transportation costs	(1,170)	-	(1,111)	-	-	-	(2,281)
Share-based payment	(138)	(71)	(413)	-	-	-	(622)
Other costs	(19,366)	(5,667)	(27,802)	-	-	-	(52,835)
Operating (loss) / profit	(44,969)	(645)	31,463	(3,147)	370	(11,685)	(28,613)
Adjusted EBITDA	5,159	17,487	66,921	(2,607)	1,848	(10,487)	78,321

Depreciation	(31,355)	(12,974)	(31,148)	(130)	(150)	(17)	(75,774)
Reversal of impairment losses	-	-	5,664	-	-	-	5,664
Write-off	(19,389)	(4,583)	(7,394)	-	-	-	(31,366)
Total assets	317,969	99,904	182,784	5,020	6,071	28,792	640,540

Employees (average)	102	10	138	11	80	-	341
Employees at year end	102	10	146	10	77	-	345

GEOPARK LIMITED

31 DECEMBER 2016

Note

6	Segment information (continued)

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2015
Revenue	44,808	32,388	131,897	-	597	-	209,690
Sale of crude oil	29,180	955	131,897	-	597	-	162,629
Sale of gas	15,628	31,433	-	-	-	-	47,061
Production costs	(28,704)	(8,056)	(48,534)	-	(1,448)	-	(86,742)
Royalties	(1,973)	(2,998)	(8,150)	-	(34)	-	(13,155)
Transportation costs	(2,441)	-	(2,068)	-	(2)	-	(4,511)
Share-based payment	(132)	-	(234)	-	(197)	-	(563)
Other costs	(24,158)	(5,058)	(38,082)	-	(1,215)	-	(68,513)
Operating (loss) / profit	(180,264)	6,639	(37,227)	(6,719)	(2,350)	(12,570)	(232,491)
Adjusted EBITDA	(183)	20,460	66,736	(6,520)	(684)	(6,022)	73,787

Depreciation	(39,227)	(13,568)	(52,434)	(129)	(199)	-	(105,557)
Impairment loss	(104,515)	-	(45,059)	-	-	-	(149,574)
Write-off	(25,751)	-	(4,333)	-	-	-	(30,084)
Total assets	381,143	114,974	153,071	4,287	3,181	47,143	703,799

Employees (average)	153	11	130	16	93	-	403
Employees at year end	106	12	133	11	90	-	352

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2014
Revenue	145,720	35,621	246,085	-	1,308	-	428,734
Sale of crude oil	118,203	1,541	246,054	-	1,304	-	367,102
Sale of gas	27,517	34,080	31	-	4	-	61,632
Production costs	(41,768)	(8,148)	(80,953)	-	(550)	-	(131,419)
Royalties	(6,777)	(2,794)	(12,354)	-	(241)	-	(22,166)
Transportation costs	(6,784)	-	(4,663)	-	(87)	-	(11,534)
Share-based payment	(763)	-	(423)	-	(433)	-	(1,619)
Other costs	(27,444)	(5,354)	(63,513)	-	211	-	(96,100)
Operating (loss) / profit	11,733	10,658	67,212	(2,419)	(4,321)	(11,019)	71,844
Adjusted EBITDA	76,420	22,637	130,209	(2,425)	(816)	(5,948)	220,077

Depreciation	(37,077)	(11,613)	(51,584)	-	(229)	(25)	(100,528)
Impairment loss	-	-	(9,430)	-	-	-	(9,430)
Write-off	(28,772)	-	(1,564)	-	(31)	-	(30,367)
Total assets	541,481	151,770	263,070	4,813	3,839	74,143	1,039,116

Employees (average)	208	10	121	4	100	-	443
Employees at year end	197	12	133	14	100	-	456

Approximately 20% of capital expenditure was incurred by Chile (22% in 2015 and 66% in 2014), 67% was incurred by Colombia (66% in 2015 and 29% in 2014), 9% was incurred by Brazil (12% in 2015, 5% in 2014) and 4% was incurred by Argentina (nil in 2015 and 2014). The capital expenditure referred does not include total consideration for M&A activities.

GEOPARK LIMITED

31 DECEMBER 2016

Note

6	Segment information (continued)

A reconciliation of total Operating netback to total (loss) profit before income tax is provided as follows:

Amounts in US$ '000	2016	2015	2014
Operating netback	122,147	118,027	274,509
Administrative expenses	(32,323)	(30,590)	(40,340)
Geological and geophysical expenses	(11,503)	(13,650)	(14,092)
Adjusted EBITDA for reportable segments	78,321	73,787	220,077
Unrealized loss on commodity risk management contracts	(3,068)	-	-
Depreciation (a)	(75,774)	(105,557)	(100,528)
Share-based payment	(3,367)	(8,223)	(8,373)
Impairment and write-off of unsuccessful efforts	(25,702)	(179,658)	(39,797)
Others (b)	977	(12,840)	465
Operating (loss) profit	(28,613)	(232,491)	71,844
Financial costs	(34,101)	(35,655)	(27,622)
Foreign exchange profit (loss)	13,872	(33,474)	(23,097)
(Loss) Profit before tax	(48,842)	(301,620)	21,125
(a)	Net of capitalised costs for oil stock included in Inventories.

(b)	In 2015 includes termination costs (see Note 35). Also includes internally capitalised costs.

Note

7	Revenue

Amounts in US$ '000	2016	2015	2014
Sale of crude oil	145,193	162,629	367,102
Sale of gas	47,477	47,061	61,632
	192,670	209,690	428,734

Note

8	Production and operating costs

Amounts in US$ '000	2016	2015	2014
Well and facilities maintenance	13,160	19,974	25,475
Staff costs (Note 10)	10,859	17,999	16,112
Share-based payment (Notes 10 and 29)	622	563	1,619
Royalties	11,497	13,155	22,166
Consumables	8,283	8,591	16,157
Transportation costs	2,281	4,511	11,534
Equipment rental	3,868	3,517	7,563
Safety and Insurance costs	2,222	3,239	5,733
Gas plant costs	6,300	2,878	3,277
Field camp	1,687	2,645	5,932
Non operated blocks costs	1,082	2,127	9,730
Other costs	5,374	7,543	6,121
	67,235	86,742	131,419

GEOPARK LIMITED

31 DECEMBER 2016

Note

9	Depreciation

Amounts in US$ '000	2016	2015	2014
Oil and gas properties	61,080	84,849	89,651
Production facilities and machinery	10,788	15,467	9,621
Furniture, equipment and vehicles	2,702	2,850	1,862
Buildings and improvements	920	874	523
Depreciation of property, plant and equipment (a)	75,490	104,040	101,657

Related to:

Productive assets	71,868	100,316	99,360
Administrative assets	3,622	3,724	2,297
Depreciation total (a)	75,490	104,040	101,657

(a) Depreciation without considering capitalised costs for oil stock included in Inventories.

Note

10	Staff costs and Directors Remuneration

	2016	2015	2014
Number of employees at year end	345	352	456
Amounts in US$ '000
Wages and salaries	36,059	40,574	41,593
Share-based payments (Note 29)	3,367	8,223	9,178
Share-based payments – Cash awards	-	-	(805)
Social security charges	3,792	6,197	6,597
Director’s fees and allowance	2,088	1,238	1,998
	45,306	56,232	58,561

Recognised as follows:

Production and operating costs	11,481	18,562	17,731
Geological and geophysical expenses	10,439	11,336	12,939
Administrative expenses	23,386	26,334	27,891
	45,306	56,232	58,561
Board of Directors’ and key managers’ remuneration
Salaries and fees	7,337	6,549	11,003
Share-based payments	1,211	6,544	3,314
Other benefits in kind	112	167	130
	8,660	13,260	14,447

GEOPARK LIMITED

31 DECEMBER 2016

Note

10	Staff costs and Directors Remuneration (continued)

Directors’ Remuneration

	Executive Directors’ Fees	Executive Directors’ Bonus	Non-Executive Directors’ Fees (in US$)	Director Fees Paid in Shares No. of Shares	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$ 250,000	US$ 150,000	-	-	US$ 400,000
James F. Park	US$ 500,000	US$ 500,000	-	-	US$ 1,000,000
Pedro Aylwin (a)	-	-	-	-	-
Peter Ryalls(b)	-	-	US$ 120,000	32,403	US$ 220,002
Juan Cristóbal Pavez(c)	-	-	US$ 110,000	32,403	US$ 210,002
Carlos Gulisano(d)	-	-	US$ 110,000	32,403	US$ 210,002
Robert Bedingfield(e)	-	-	US$ 100,000	32,403	US$ 200,002

a Pedro Aylwin has a service contract that provides for him to act as Manager of Corporate Governance so he resigned his fees as Director.

b Technical Committee Chairman.

c Compensation Committee Chairman.

d Nomination Committee Chairman.

e Audit Committee Chairman.

The non-executive Directors annual fees correspond to US$ 80,000 to be settled in cash and US$ 100,000 to be settled in stocks, paid quarterly in equal installments. In the event that a non-executive Director serves as Chairman of any Board Committees, an additional annual fee of US$ 20,000 shall apply. A Director who serves as a member of any Board Committees shall receive an annual fee of US$ 10,000. Total payment due shall be calculated in an aggregate basis for Directors serving in more than one Committee. The Chairman fee shall not be added to the member’s fee for the same Committee. Payments of Chairmen and Committee members’ fees shall be made quarterly in arrears and settled in cash only.

Note

11	Geological and geophysical expenses

Amounts in US$ '000	2016	2015	2014
Staff costs (Note 10)	9,541	10,557	11,712
Share-based payment (Notes 10 and 29)	898	779	1,227
Allocation to capitalised project	(2,119)	(598)	(2,317)
Other services	1,962	3,093	2,380
	10,282	13,831	13,002

GEOPARK LIMITED

31 DECEMBER 2016

Note

12	Administrative expenses

Amounts in US$ '000	2016	2015	2014
Staff costs (Note 10)	19,451	18,215	20,366
Share-based payment (Notes 10 and 29)	1,847	6,881	5,527
Consultant fees	3,894	4,115	6,791
Office expenses	2,217	2,535	3,190
Travel expenses	1,717	1,497	2,052
Director’s fees and allowance (Note 10)	2,088	1,238	1,998
New projects	885	559	2,798
Other administrative expenses	2,071	2,431	3,145
	34,170	37,471	45,867

Note

13	Selling expenses

Amounts in US$ '000	2016	2015	2014
Transportation	3,559	4,760	23,106
Selling taxes	663	440	433
Storage	-	11	148
Allowance for doubtful accounts	-	-	741
	4,222	5,211	24,428

Note

14	Financial costs

Amounts in US$ '000	2016	2015	2014
Financial expenses
Interest and amortisation of debt issue costs	30,571	30,543	29,466
Less: amounts capitalised on qualifying assets	(255)	(637)	(3,112)
Bank charges and other financial costs	3,220	4,443	2,672
Unwinding of long-term liabilities (Note 27)	2,693	2,575	1,972
Financial income
Interest received	(2,128)	(1,269)	(3,376)
	34,101	35,655	27,622

GEOPARK LIMITED

31 DECEMBER 2016

Note

15	Tax reforms in Colombia

A new tax reform has been enacted in Colombia. The legislation includes significant changes to certain corporate income tax and statutory income tax provisions, including rate reductions and the repeal of certain corporate-level taxes. The legislation also aims to raise tax revenue mostly by increasing the rate of the value added tax (VAT) to 19% (from 16%) and through a variety of excise taxes. Most of the tax provisions are effective 1 January 2017.

The legislation also includes the following provisions that are intended to simplify the corporate income tax system by:

•	Eliminating the “CREE” tax on corporations and the CREE surtax (CREE is the Spanish acronym for the “fairness tax”).

•	Introducing a temporary income surtax of 6% for 2017 and 4% for 2018.

Accordingly, with this tax reform, the corporate income tax will have the following rate schedule (applied beyond a limited profit threshold):

•	40% in 2017 (34% income tax plus 6% income surtax)

•	37% in 2018 (33% income tax plus 4% income surtax)

•	33% in 2019.

There is an increase in the tax rate on deemed income relating to increases in a taxpayer’s net worth (i.e., the increase in the value of a taxpayer’s assets); the rate is increased from 3% to 3.5%.

Other changes to the income tax law are the following:

•	New withholding tax on dividends—with the applicable rates for non-resident shareholders of: (1) 5% for dividends distributed out of the distributing entity’s previously taxed profits; and (2) 35% for dividends distributed out of the distributing entity’s previously untaxed profits, plus an additional 5% after having applied and deducted the initial 35% withholding.

•	A general 15% withholding tax rate for taxable income accrued by non-residents without a permanent establishment (certain special rates may apply).

•	Lengthen the statute of limitations with respect to tax returns and assessments.

•	Limit loss carryforwards to 12 years.

•	Allow for a deduction of VAT paid on certain acquisitions or imports of capital goods when calculating the taxpayer’s income tax liability.

•	Retain the tax on long-term capital gains at 10% for both corporations and non-residents.

The legislation also revises and refines tax accounting standards based on IFRS rules.

GEOPARK LIMITED

31 DECEMBER 2016

Note

16	Income tax

Amounts in US$ '000	2016	2015	2014
Current tax	12,359	7,262	23,574
Deferred income tax (Note 17)	(555)	(24,316)	(18,379)
	11,804	(17,054)	5,195

The tax on the Group’s (loss) profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2016	2015	2014
(Loss) Profit before tax	(48,842)	(301,620)	21,125
Tax losses from non-taxable jurisdictions	12,318	15,852	5,010
Taxable (loss) profit	(36,524)	(285,768)	26,135

Income tax calculated at domestic tax rates applicable to Profit (Losses) in the respective countries	809	(62,589)	7,606
Tax losses where no deferred income tax is recognised	6,616	16,325	148
Effect of currency translation on tax base	2,840	6,776	(8,128)
Changes in the income tax rate (Note 15)	(220)	625	691
Non recoverable tax loss carry-forwards	-	15,537	-
Non-taxable results (a)	1,759	6,272	4,878
Income tax	11,804	(17,054)	5,195
(a)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Argentina, Brazil, Colombia, Peru and Chile) ranges from 15% to 40%.

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2016	2015	2014
Argentina	2,908	3,834	6,707
Chile (a)	280,290	209,910	105,293
Brazil (a)	16,057	-	3,191
Total tax losses at 31 December	299,255	213,744	115,191

(a) Taxable losses have no expiration date.

GEOPARK LIMITED

31 DECEMBER 2016

Note

16	Income Tax (continued)

At the balance sheet date deferred tax assets in respect of tax losses in Argentina and in certain Companies in Chile have not been recognised as there is insufficient evidence of future taxable profits before the statute of limitation of these tax losses causes them to expire.

Expiring dates for tax losses accumulated at 31 December 2016 are:

Expiring date	Amounts in US$ '000
2017	1,053
2020	873
2021	982

Note

17	Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2016	2015
Deferred tax at 1 January	17,691	3,130
Reclassification (a)	574	(6,061)
Currency translation differences	1,463	(3,694)
Income statement credit	555	24,316
Deferred tax at 31 December	20,283	17,691

(a) Corresponds to differences between income tax provision and the final tax return presented.

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2016 and 2015 are as follows:

Amounts in US$ '000	At the beginning of year	Currency translation differences	(Charged) / credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	31,748	-	(12,523)	19,225
Taxable losses	2,898	1,463	(533)	3,828
Total 2016	34,646	1,463	(13,056)	23,053
Total 2015	33,195	(3,694)	5,145	34,646

GEOPARK LIMITED

31 DECEMBER 2016

Note

17	Deferred income tax (continued)

Amounts in US$ '000	At the beginning of year	Credited to net profit	Reclassification (a)	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(26,016)	8,708	-	(17,308)
Taxable losses	9,061	4,903	574	14,538
Total 2016	(16,955)	13,611	574	(2,770)
Total 2015	(30,065)	19,171	(6,061)	(16,955)

(a) Corresponds to differences between income tax provision and the final tax return presented.

Note

18	Earnings per share

Amounts in US$ '000 except for shares	2016	2015	2014
Numerator:
(Loss) Profit for the year attributable to owners	(49,092)	(234,031)	8,085
Denominator:
Weighted average number of shares used in basic EPS	59,777,145	57,759,001	56,396,812
(Losses) Earnings after tax per share (US$) – basic	(0.82)	(4.05)	0.14

Amounts in US$ '000 except for shares	2016 (a)	2015	2014
Weighted average number of shares used in basic EPS	59,777,145	57,759,001	56,396,812
Effect of dilutive potential common shares
Stock awards at US$ 0.001		-	2,443,600
Weighted average number of common shares for the purposes of diluted earnings per shares	59,777,145	57,759,001	58,840,412
(Losses) Earnings after tax per share (US$) – diluted	(0.82)	(4.05)	0.14

(a) For the year ended 31 December 2016, there were 1,390,706 (1,032,279 in 2015) of potential shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

GEOPARK LIMITED

31 DECEMBER 2016

Note

19	Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets(b)	Total
Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034

Additions	3,013	3,367	11	490	136,232	97,919	241,032
Acquisition of subsidiaries	112,646	201	-	-	-	-	112,847
Currency translation differences	(21,941)	(122)	-	-	-	(988)	(23,051)
Disposals	-	(353)	(666)	-	-	-	(1,019)
Write-off / Impairment loss	(9,430)	-	-	-	-	(30,367) (c)	(39,797)
Transfers	172,399	3,233	13,464	2,019	(117,236)	(73,879)	-
Cost at 31 December 2014	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046

Additions	(4,640)(a)	954	-	272	36,543	12,299	45,428
Currency translation differences	(27,522)	(182)	(2,577)	(92)	-	(1,510)	(31,883)
Disposals	(241)	(13)	(1,685)	(84)	-	-	(2,023)
Write-off / Impairment loss	(128,956)	-	(13,242)	-	(7,376)	(30,084) (d)	(179,658)
Transfers	60,404	929	30,690	895	(58,769)	(34,149)	-
Cost at 31 December 2015	648,992	13,745	124,832	10,518	29,823	87,000	914,910

Additions	(3,531) (a)	406	466	-	20,322	18,181	35,844
Currency translation differences	16,132	126	2,077	35	73	790	19,233
Disposals	-	(22)	-	-	-	-	(22)
Write-off / Impairment reversal	5,664	-	-	-	-	(31,366) (e)	(25,702)
Transfers	24,984	102	5,038	-	(17,292)	(12,832)	-
Cost at 31 December 2016	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Depreciation and write-down at 1 January 2013	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(89,651)	(1,862)	(9,621)	(523)	-	-	(101,657)
Disposals	-	278	151	-	-	-	429
Currency translation differences	6,602	(65)	-	-	-	-	6,537
Depreciation and write-down at 31 December 2014	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(84,849)	(2,850)	(15,467)	(874)	-	-	(104,040)
Disposals	-	8	-	15	-	-	23
Currency translation differences	4,115	(26)	-	(92)	-	-	3,997
Depreciation and write-down at 31 December 2015	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(61,080)	(2,702)	(10,788)	(920)	-	-	(75,490)
Disposals	-	8	-	-	-	-	8
Currency translation differences	(2,486)	(38)	(296)	(16)	-	-	(2,836)
Depreciation and write-down at 31 December 2016	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Carrying amount at 31 December 2014	509,508	7,608	66,499	7,283	59,425	140,444	790,767
Carrying amount at 31 December 2015	327,819	6,428	64,218	7,323	29,823	87,000	522,611

Carrying amount at 31 December 2016	307,502	4,308	60,715	6,422	32,926	61,773	473,646

GEOPARK LIMITED

31 DECEMBER 2016

Note

19	Property, plant and equipment (continued)

(a) Corresponds to the effect of change in estimate of assets retirement obligations in Colombia.

(b) Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 53,523,000 (US$ 64,094,000 in 2015 and US$ 99,939,000 in 2014).

Amounts in US$ '000	Total
Exploration wells at 31 December 2014	40,505
Additions	16,067
Write-offs	(6,280)
Transfers	(27,386)
Exploration wells at 31 December 2015	22,906
Additions	15,088
Write-offs	(19,949)
Transfers	(9,795)
Exploration wells at 31 December 2016	8,250

As of 31 December 2016, there were two exploratory wells that have been capitalised for a period less than a year amounting to US$ 8,250,000.

(c) Corresponds to the cost of ten unsuccessful exploratory wells: eight of them in Chile (three in Flamenco Block, two in Fell Block, two in Tranquilo Block and one in Campanario Block) and two of them in Colombia (two in the non-operated Arrendajo Block). The charge also includes the loss generated by the write-off of the remaining seismic cost for Otway and Tranquilo Blocks, registered in previous years.

(d) Corresponds to the cost of two unsuccessful exploratory wells in Colombia (one well in CPO4 Block and one well in Llanos 32). The charge also includes the loss generated by the write-off of the seismic cost for Flamenco Block in Chile generated by the relinquishment of 143 sq km in November 2015 and the write off of two wells drilled in previous years in the same block for which no additional work would be performed.

(e) Corresponds to the write-off of five wells drilled in previous years in the Chilean blocks for which no additional work would be performed, the loss generated by the write-off of the seismic cost for Llanos 62 Block in Colombia generated by the relinquishment of the area in September 2016. In addition, during September 2016, five blocks in Brazil were relinquished so the associated investment was written off.

GEOPARK LIMITED

31 DECEMBER 2016

Note

20       Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2016 (a):

(a) LGI is not a subsidiary, it is Non-controlling interest.

GEOPARK LIMITED

31 DECEMBER 2016

Note

20       Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (b)
	GeoPark Colombia E&P Sucursal Colombia(Colombia)	100% (b)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%
(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

GEOPARK LIMITED

31 DECEMBER 2016

Note

21	Prepaid taxes

Amounts in US$ '000	2016	2015
V.A.T.	14,052	14,486
Income tax payments in advance	4,517	4,844
Other prepaid taxes	98	1,037
Total prepaid taxes	18,667	20,367
Classified as follows:
Current	15,815	19,195
Non current	2,852	1,172
Total prepaid taxes	18,667	20,367

Note

22       Inventories

Amounts in US$ '000	2016	2015
Crude oil	1,521	2,120
Materials and spares	1,994	2,144
	3,515	4,264

Note

23       Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2016	2015
Trade receivables	18,426	13,480
	18,426	13,480
To be recovered from co-venturers (Note 32)	3,311	4,634
Related parties receivables (Note 32)	42	38
Prepayments and other receivables	4,290	6,605
	7,643	11,277
Total	26,069	24,757

Classified as follows:
Current	25,828	24,537
Non current	241	220
Total	26,069	24,757

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2016, there are no balances (US$ 51,000 in 2015) that were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances due between 31 days and 90 days as of 31 December 2016 and 2015.

GEOPARK LIMITED

31 DECEMBER 2016

Note

23	Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2016	2015
At 1 January	596	774
Foreign exchange loss / (income)	145	(178)
	741	596

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note

24       Financial instruments by category

Amounts in US$ '000	Loans and receivables
	2016	2015
Assets as per statement of financial position
Trade receivables	18,426	13,480
To be recovered from co-venturers (Note 32)	3,311	4,634
Other financial assets (a)	22,027	14,424
Cash at bank and in hand	73,563	82,730
	117,327	115,268

(a) Other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations. Non current financial assets also include a non current account receivable. Current financial assets corresponds to short term investments with original maturities up to three months.

GEOPARK LIMITED

31 DECEMBER 2016

Note

24	Financial instruments by category (continued)

Amounts in US$ '000	Other financial liabilities at amortised cost
	2016	2015
Liabilities as per statement of financial position
Trade payables	23,650	25,906
Payables to related parties (Note 32)	27,801	21,045
To be paid to co-venturers (Note 32)	1,614	113
Borrowings	358,672	378,673
	411,737	425,737

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2016	2015
Trade receivables
Counterparties with an external credit rating (Moody’s)
B2	7,056	-
B3	-	5,834
Baa3	3,729	6,315
Counterparties without an external credit rating
Group1 (a)	7,641	1,331
Total trade receivables	18,426	13,480

(a) Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

GEOPARK LIMITED

31 DECEMBER 2016

Note

24	Financial instruments by category (continued)

Cash at bank and other financial assets (a)
Amounts in US$ '000	2016	2015
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	813	862
A2	-	46,272
Aa2	-	460
Aa3	42,798	-
A3	-	1,675
AAA	14	-
Baa2	4,094	-
Ba1	-	3,705
Baa1	100	105
Ba3	3,497	-
B3	10	-
Baa3	-	29,425
Caa2	-	160
BBB-	-	56
Counterparties without an external credit rating	44,252	14,424
Total	95,578	97,144

(a) The remaining balance sheet item ‘cash at bank and in hand’ corresponds to cash on hand amounting to US$ 12,000 (US$ 10,000 in 2015).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2016
Borrowings	48,958	43,304	355,064	-
Trade payables	23,650	-	-	-
Payables to related parties	1,561	1,561	22,018	-
	74,169	44,865	377,082	-
At 31 December 2015
Borrowings	42,865	44,419	391,988	-
Trade payables	25,906	-	-	-
Payables to related parties	1,561	1,561	25,094	-
	70,332	45,980	417,082	-

GEOPARK LIMITED

31 DECEMBER 2016

Note

25	Share capital

Issued share capital	2016	2015
Common stock (amounts in US$ ‘000)	60	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	59,940,881	59,535,614
Total common shares in issue	59,940,881	59,535,614

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2016, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;

•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2014			57.8	58
Stock awards	Nov 2015	1.5	59.3	59
Stock awards	Dec 2015	0.5	59.8	60
Stock awards	Dec 2015	0.1	59.9	60
Buyback program	Dec 2015	(0.4)	59.5	59
Shares outstanding at the end of 2015			59.5	59
Stock awards	Feb 2016	0.3	59.8	59
Stock awards	Dec 2016	0.5	60.3	60
Stock awards	Dec 2016	0.1	60.4	60
Buyback program	Dec 2016	(0.6)	59.8	60
Shares outstanding at the end of 2016			59.8	60

GEOPARK LIMITED

31 DECEMBER 2016

Note

25	Share capital (continued)

Stock Award Program and Other Share Based Payments

On 15 December 2016, 379,500 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 3,940,000.

On 12 November 2015 and 22 December 2015, 817,600 and 478,000 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 11,359,000 and US$ 3,577,000, respectively.

On 8 February 2016, 468,405 shares were issued to Executive Directors and key management as bonus compensation, generating a share premium of US$ 1,512,000.

On 6 September 2016, 8,333 shares were issued pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 38,000.

On 30 November 2015, 720,000 new common shares were issued to the Executive Directors, generating a share premium of US$ 7,309,000.

During 2016, the Company issued 137,897 (99,555 in 2015 and 2,301 in 2014) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 541,848 (US$ 486,692 in 2015 and US$ 22,413 in 2014). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

IPO

On 7 February 2014, the SEC declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98,000,000.

Buyback Program

On 19 December 2014, the Company approved a program to repurchase up to US$ 10,000,000 of common shares, par value US$ 0.001 per share of the Company (the “Repurchase Program”). The Repurchase Program began on 19 December 2014 and was resumed on 14 April 2015 and then on 10 June 2015, expiring on 18 August 2015. During 2016, the Repurchase Program began on 6 April 2016 and then was resumed during the year until November 2016. The Shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan. During 2016, 2015 and 2014, the Company purchased 588,868, 370,074 and 73,082 common shares for a total amount of US$ 1,991,000, US$ 1,615,000 and US$ 388,000, respectively. These transactions had no impact on the Company’s results.

GEOPARK LIMITED

31 DECEMBER 2016

Note

26	Borrowings

Amounts in US$ '000	2016	2015
Outstanding amounts as of 31 December
Notes GeoPark Latin America Agencia en Chile (a)	304,059	302,495
Banco Itaú (b)	49,763	69,142
Banco de Chile (c)	4,709	7,036
Banco de Crédito e Inversiones (d)	141	-
	358,672	378,673
Classified as follows:
Current	39,283	35,425
Non current	319,389	343,248

The fair value of these financial instruments at 31 December 2016 amounts to US$ 346,180,000 (US$ 352,410,000 in 2015). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 7.60% (2015: 7.51%) and are within level 2 of the fair value hierarchy.

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A., GeoPark Colombia Cooperatie U.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing the Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these consolidated financial statements, the Company’s Debt to EBITDA ratio was 4.6 times and the EBITDA to Interest ratio was 2.7 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil.

GEOPARK LIMITED

31 DECEMBER 2016

Note

26	Borrowings (continued)

The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%. As a result of the above, in March and September 2016 the Company paid US$ 10,000,000 respectively corresponding to principal payments under the current principal amortization schedule.

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

(c) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

(d) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of these consolidated financial statements, the Group has available credit lines for over US$ 31,000,000.

GEOPARK LIMITED

31 DECEMBER 2016

Note

27	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2015	33,286	5,736	7,888	46,910
Addition to provision	985	-	293	1,278
Recovery of abandonments costs	(5,229)	-	-	(5,229)
Foreign currency translation	(2,469)	-	-	(2,469)
Exchange difference	2,469	-	(2,381)	88
Amortisation	-	(703)	-	(703)
Unwinding of discount	2,575	-	-	2,575
At 31 December 2015	31,617	5,033	5,800	42,450
Addition to provision	1,195	1,375	2,686	5,256
Recovery of abandonments costs	(5,504)	-	-	(5,504)
Foreign currency translation	1,614	-	-	1,614
Exchange difference	(1,614)	-	538	(1,076)
Amortisation	-	(2,924)	-	(2,924)
Unwinding of discount	2,554	-	139	2,693
At 31 December 2016	29,862	3,484	9,163	42,509

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells. The amortisation is in line with the related asset. The addition in 2016 corresponds to the deferred income related to the take or pay provision associated to gas sales in Brazil, that Petrobras will make up in the future.

Other mainly relates to fiscal controversies associated to income taxes in one of the Colombian subsidiaries. These controversies relate to fiscal periods prior to the acquisition of these subsidiaries by the Company. In connection to this, the Company has recorded an account receivable for an amount of US$ 5,636,000, with the previous owners for the same amount, which is recognized under other financial assets in the balance sheet. In addition, actions taken by the Company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Company to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. So, the additions in 2016 reflects the future contingent payments in connection with claims of third parties.

GEOPARK LIMITED

31 DECEMBER 2016

Note

28	Trade and other payables

Amounts in US$ '000	2016	2015
V.A.T	1,102	908
Trade payables	23,650	25,906
Payables to related parties (a) (Note 32)	27,801	21,045
Customer advance payments (Note 3)	20,000	-
Staff costs to be paid	7,749	6,702
Royalties to be paid	1,503	2,475
Taxes and other debts to be paid	3,355	8,197
To be paid to co-venturers (Note 32)	1,614	113
	86,774	65,346
Classified as follows:
Current	52,008	45,790
Non current	34,766	19,556

(a)The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 8% per annum.

The average credit period (expressed as creditor days) during the year ended 31 December 2016 was 44 days (2015: 38 days)

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

29	Share-based payment (continued)

During 2016, the Company has approved a new share-based compensation program for 1,619,105 shares. Main characteristics of the Stock Awards Programs are:

•	All employees are eligible.

•	Exercise price is equal to the nominal value of shares.

•	Vesting period is three years.

•	Each employee could receive up to three salaries by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be above US$ 3 and obtain the Company minimum production, adjusted EBITDA and reserves target for the year of vesting.

Also during 2016, the Company approved a plan named Value Creation Plan (“VCP”) oriented to Top Management. The VCP establishes awards payables in a variable number of shares with some limitation, subject to certain market conditions, among others, reach certain stock market price for the Company share at vesting date. VCP has been classified as an equity-settled plan.

On 19 December 2014, the Company has approved a new share-based compensation program for 500,000 shares oriented to new employees. This new program, which was granted on 31 December 2014, has a vesting period of three years.

Details of these costs and the characteristics of the different stock awards programs and other share based payments are described in the following table and explanations:

Year of issuance	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	Charged to net loss / profit
						2016	2015	2014
2016	-	1,619,105	-	-	1,619,105	445	-	-
2014	500,000	-	10,000	-	490,000	821	898	-
2013	-	-	-	-	-	-	594	1,291
2012	379,500	-	-	379,500	-	855	636	1,102
2011	-	-	-	-	-	-	879	848
2010	-	-	-	-	-	-	-	2,623
Subtotal						2,121	3,007	5,864
Stock options to Executive Directors	-	-	-	-	-	-	2,390	2,474
Shares granted to Non-Executive Directors	8,285	129,612	-	137,897	-	400	371	223
VCP 2013	-	-	-	-	-	-	617	617
VCP 2016	-	-	-	-	-	934	-	-
Executive Directors Bonus	123,839	-	100,619	23,220	-	(325)	400	-
Key Management Bonus	445,185	82,306	-	445,185	82,306	202	1,438	-
Stock awards for service contracts	-	8,333	-	8,333	-	35	-	-
	1,456,809	1,839,356	110,619	994,135	2,191,411	3,367	8,223	9,178

The awards that are forfeited correspond to employees that had left the Group before vesting date.

GEOPARK LIMITED

31 DECEMBER 2016

Note

30	Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Chile, Colombia and Brazil.

In Chile, GeoPark is the operator in all the blocks. In Colombia, GeoPark is the operator in Llanos 34 and Yamu/Carupana blocks.

The following amounts represent the Company’s share in the assets, liabilities and results of the joint operations which have been recognized in the consolidated statement of financial position and statement of income:

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Total Liabilities	NET ASSETS/ (LIABILITIES)	Revenue	Operating (loss) profit
2016
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(424)	(369)	-	(40)
GeoPark TdF S.A.
Flamenco Block	50%	15,108	-	15,108	(93)	15,015	1,004	(1,988)
Campanario Block	50%	29,718	-	29,718	(1)	29,717	-	(399)
Isla Norte Block	60%	9,920	-	9,920	(1)	9,919	5	(438)
Colombia SAS
Yamu/Carupana Block	89,5%	3,418	-	3,418	(2,289)	1,129	18	(307)
Llanos 34 Block	45%	79,811	693	80,504	(3,943)	76,561	125,400	83,193
Llanos 32 Block	10%	3,819	-	3,819	(211)	3,608	2,303	1,043
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	54,166	15,791	69,957	(8,442)	61,515	29,719	20,945

GEOPARK LIMITED

31 DECEMBER 2016

Note

30	Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Total Liabilities	NET ASSETS/ (LIABILITIES)	Revenue	Operating (loss) profit
2015
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	45	45	(2)	43	-	(69)
GeoPark TdF S.A.
Flamenco Block	50%	14,932	-	14,932	(53)	14,879	1,810	(51,411)
Campanario Block	50%	27,570	-	27,570	(10)	27,560	13	(7,267)
Isla Norte Block	60%	8,583	-	8,583	(16)	8,567	355	(5,661)
Colombia SAS
Llanos 17 Block	36.84%	-	-	-	(93)	(93)	3	(6,325)
Yamu/Carupana Block	89,5%	3,569	2,061	5,630	(2,235)	3,395	1,409	(16,552)
Llanos 34 Block	45%	76,667	429	77,096	(3,295)	73,801	114,276	53,049
Llanos 32 Block	10%	3,106	96	3,202	(213)	2,989	8,258	(1,343)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	50,801	12,930	63,731	(10,395)	53,336	32,388	20,354
2014
GeoPark Magallanes Ltda.
Tranquilo Block	50%	109	-	109	(125)	(16)	-	(220)
GeoPark TdF S.A.
Flamenco Block	50%	35,110	-	35,110	(1,653)	33,457	4,385	(6,278)
Campanario Block	50%	34,309	-	34,309	(7,086)	27,223	216	(6,151)
Isla Norte Block	60%	12,208	-	12,208	(241)	11,967	901	(283)
Colombia SAS
Llanos 17 Block	36.84%	6,037	-	6,037	(122)	5,915	1,292	(160)
Yamu/Carupana Block	90% - 79.5%	16,590	2,211	18,801	(2,727)	16,074	10,560	(2,916)
Llanos 34 Block	45%	76,726	1,514	78,240	(3,380)	74,860	176,624	96,889
Llanos 32 Block	10%	8,909	27	8,936	(122)	8,814	11,024	4,041
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	46,382	43,891	90,273	(11,587)	78,686	35,621	18,935

Capital commitments are disclosed in Note 31 (b).

GEOPARK LIMITED

31 DECEMBER 2016

Note

31	Commitments

(a) Royalty commitments

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using a level of production sliding scale at a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties on Colombian production of light and medium oil are calculated on a field-by-field basis, using the following sliding scale:

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

31 DECEMBER 2016

Note

31	Commitments (continued)

(a) Royalty commitments (continued)

Additionally, under the terms of the Winchester Stock Purchase Agreement, GeoPark is obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after 25 October 2011.  These payments involve an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Company’s best estimate of the total commitment over the remaining life of the concession is in a range between US$ 80,000,000 and US$ 90,000,000. During 2016, the Company has accrued and paid US$ 5,414,000 (US$ 7,100,000 in 2015 and US$ 24,600,000 in 2014) and US$ 3,772,000 (US$ 9,200,000 in 2015 and US$ 21,000,000 in 2014), respectively.

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at 5% of crude oil production and 3% of gas production. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties are calculated at 5% of gas and oil production.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manatí Block, royalties are calculated at 7.5% of gas production.

In Argentina, crude oil production accrues royalties payable to the Provinces of Mendoza equivalent to 12% on estimated value at well head of those products. This value is equivalent to final sales price less transport, storage and treatment costs.

(b) Capital commitments

Colombia

The VIM 3 Block minimum investment program consists of 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,290,800 during the initial three year exploratory period ending 2 September 2018.

GEOPARK LIMITED

31 DECEMBER 2016

Note

31	Commitments (continued)

(b) Capital commitments (continued)

Colombia (continued)

The Llanos 34 Block (45% working interest) has committed to drill two exploratory wells, one before 15 March 2017 and the other before 14 September 2019. The remaining commitment amounts to US$ 6,255,000 at GeoPark’s working interest. As of the date of these consolidated financial statements, GeoPark is awaiting the ANH’s approval of US$ 3,555,000 related to one well already drilled that was presented as fulfilment of the commitment to be performed before 14 September 2019.

The Llanos 32 Block (10% working interest) has committed to drill one exploratory well before 20 August 2018. The remaining commitment amounts to US$ 617,100 at GeoPark’s working interest.

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

Chile

On 6 January 2016, the Chilean Ministry accepted the Company’s proposal for the commitments related to the second exploratory phase in the Flamenco Block which commenced on 8 November 2015. The investment related to the drilling of one exploratory well will be assumed 100% by GeoPark and shall be made before 6 November 2017. The remaining commitment amounts to US$ 2,100,000. On 6 January 2017, GeoPark proposed to extend the second exploratory period for an additional period of 18 months. As of the date of these consolidated financial statements the Chilean Ministry has not replied.

On 29 September 2016, the Campanario Block and Isla Norte Block’s CEOP were modified so the investment commitment for the first exploratory period has already been fulfilled. The investments to be made in the second exploratory period will be assumed 100% by GeoPark. The future investment commitments assumed by GeoPark for the second exploratory period are up to:

GEOPARK LIMITED

31 DECEMBER 2016

Note

31	Commitments (continued)

(b) Capital commitments (continued)

Chile (continued)

•	Campanario Block: 3 exploratory wells before 10 July 2019 (US$ 10,963,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2019 (US$ 6,595,000)

As of 31 December 2016, the Company has established a guarantee for its commitments that amounts to US$ 19,300,000.

Brazil

The future investment commitments assumed by GeoPark are up to:

•	SEAL-T-268 Block: before 15 May 2017 (US$ 230,000)

•	REC-T-94 Block: 2 exploratory wells before 12 July 2017 (US$ 2,300,000)

•	REC-T-93 Block: 3D seismic before 20 December 2018 (US$ 50,000)

•	REC-T-128 Block: 1 exploratory well before 20 December 2018 (US$ 2,690,000)

•	POT-T-747 Block: 1 exploratory well before 20 December 2018 (US$ 1,840,000)

•	POT-T-882 Block: 35 sq km of 2D seismic before 20 December 2018 (US$ 480,000)

•	POT-T-619 Block: 1 well before 16 September 2018 (US$ 700,000)

(c) Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and most of lease agreements are renewable at the end of the lease period at market rate.

During 2016 a total amount of US$ 47,871,000 (US$ 16,731,000 in 2015 and US$ 19,409,000 in 2014) was charged to the income statement and US$ 32,058,000 of operating leases were capitalised as Property, plant and equipment related to rental of drilling equipment and machinery (US$ 7,102,000 in 2015 and US$ 51,341,000 in 2014).

GEOPARK LIMITED

31 DECEMBER 2016

Note

31	Commitments (continued)

(c) Operating lease commitments – Group company as lessee (continued)

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2016	2015	2014
Operating lease commitments
Falling due within 1 year	67,752	12,878	37,926
Falling due within 1 – 3 years	14,031	8,257	33,949
Falling due within 3 – 5 years	5,066	2,456	16,109
Falling due over 5 years	114	309	505
Total minimum lease payments	86,963	23,900	88,489

Note

32	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2016, are:

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park (a)	7,891,269	13.17%
Gerald E. O’Shaughnessy(b)	7,344,741	12.25%
Manchester Financial Group, LP	7,080,661	11.81%
IFC Equity Investments(c)	3,456,594	5.77%
Juan Cristóbal Pavez(d)	2,946,112	4.92%
Moneda A.F.I.(e)	1,683,571	2.81%
Other shareholders	29,537,933	49.27%
	59,940,881	100.00%

(a) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors.

(b) Beneficially owned by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, The Globe Resources Group Inc., and other investment vehicles.

(c) IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(d) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 68,308 common shares held by him personally.

(e) Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.

GEOPARK LIMITED

31 DECEMBER 2016

Note

32	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2016
To be recovered from co-venturers	-	3,311	Joint Operations	Joint Operations
Prepayments and other receivables	-	42	LGI	Partner
Payables account	-	(27,801)	LGI	Partner
To be paid to co-venturers	-	(1,614)	Joint Operations	Joint Operations
Financial costs	1,587	-	LGI	Partner
Geological and geophysical expenses	113	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	371	-	Pedro Aylwin	Executive Director (b)
2015
To be recovered from co-venturers	-	4,634	Joint Operations	Joint Operations
Prepayments and other receivables	-	38	LGI	Partner
Payables account	-	(21,045)	LGI	Partner
To be paid to co-venturers	-	(113)	Joint Operations	Joint Operations
Financial costs	1,560	-	LGI	Partner
Geological and geophysical expenses	101	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	66	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	377	-	Pedro Aylwin	Executive Director (b)
2014
To be recovered from co-venturers	-	5,931	Joint Operations	Joint Operations
Payables account	-	(16,591)	LGI	Partner
To be paid to co-venturers	-	(1,335)	Joint Operations	Joint Operations
Financial costs	592	-	LGI	Partner
Geological and geophysical expenses	16	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	114	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	568	-	Pedro Aylwin	Executive Director (b)

(a) Corresponding to consultancy services.

(b) Corresponding to wages and salaries for US$ 246,000 (US$ 317,000 in 2015) and bonus for US$ 125,000 (US$ 60,000 in 2015).

GEOPARK LIMITED

31 DECEMBER 2016

Note

32	Related parties (continued)

There have been no other transactions with the Board of Directors, Executive Board, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the consolidated financial statements, the normal remuneration of Board of Directors and Executive Board and other benefits informed in Note 10.

Note

33	Fees paid to Auditors

Amounts in US$ '000	2016	2015	2014
Audit fees	487	557	620
Tax services fees	134	129	281
Non-audit services fees	-	-	540
Fees paid to auditors	621	686	1,441

Non-audit services fees relate to due diligence, consultancy and other services for 2014.

Note

34	Business transactions

a.	Peru

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

The agreement was subject to Peru regulatory approval, which was completed on 1 December 2016 following the issuance of Supreme Decree 031-2016-MEM.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru.

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic.

GEOPARK LIMITED

31 DECEMBER 2016

Note

34	Business transactions (continued)

a.	Peru (continued)

Entry in Peru (continued)

In accordance with the terms of the agreement, GeoPark has committed to carry Petroperu on a work program that provides for testing and start-up production of one of the existing wells in the field, subject to certain technical and economic conditions being met. Expected capital expenditures in 2017 for the Morona Block are mainly related to facility maintenance and environmental and engineering studies.

b.	Colombia

Swap operation

On 19 November 2015, GeoPark’s Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Cerrito Block for additional interests held by Trayectoria, the counterpart in the Yamú Block, operated by GeoPark, that includes a 10% economic interest in all of the Yamú fields. According to the terms of the swap operation, GeoPark had written off a receivable with Trayectoria.

Following this transaction, GeoPark continued to be the operator and have an 89.5% interest in the Carupana Field and 100% in Yamú and Potrillo Fields. The Company recognized, during 2015, a loss of US$ 296,000 generated by this transaction.

c.	Brazil

Acquisition in Brazil

GeoPark entered into Brazil with the acquisition of a 10% working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil.

GeoPark has paid a cash consideration of US$ 140,100,000 at 31 March 2014 or the closing date, which was adjusted for working capital with an effective date of 30 April 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block. The Company has estimated that there are no any future contingent payments at the acquisition date and as of the date of these consolidated financial statements either.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the Block include Queiroz Galvao Exploração e Produção (45% working interest) and Brasoil Manati Exploração Petrolífera S.A. (10% working interest).

GEOPARK LIMITED

31 DECEMBER 2016

Note

34	Business transactions (continued)

c.	Brazil (continued)

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

Note

35	Impairment test on Property, plant and equipment

Oil price crisis started in the second half of 2014 and prices fell dramatically, WTI and Brent, the main international oil price markers, fell more than 60% between October 2014 and February 2016. Because of those market conditions, during 2015, the Company undertook a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions included:

-	Reduction of its capital investment taking advantage of the discretionary work program.

-	Deferment of capital projects by regulatory authority and partner agreement.

GEOPARK LIMITED

31 DECEMBER 2016

Note

35	Impairment test on Property, plant and equipment (continued)

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.

During February 2015, the Company reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Company achieved cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs. Continuous efforts and actions to reduce costs and preserve liquidity have continued since.

As a result of the situation described, the Company recognized an impairment loss of US$ 149,574,000 in 2015 after evaluating the recoverability of its fixed assets affected by oil price drop, as such situation constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing fair value of the assets involved against their carrying amount.

The Management of the Company considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to impairment test.

During 2016 the impairment tests were reviewed. The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil curves prices available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;

-	Three price scenarios were projected and weighted in order to minimize misleading: low price, middle price and high price (see below table “Oil price scenarios”);

-	The table “Oil price scenarios” was based on WTI future price estimations; the Company adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;

-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);

-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);

-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to 2017 approved budget;

-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;

GEOPARK LIMITED

31 DECEMBER 2016

Note

35	Impairment test on Property, plant and equipment (continued)

-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;

-	The carrying amount subject to impairment test includes mineral interest, if any;

-	The income tax charges have considered future changes in the applicable income tax rates (see Note 15).

Table Oil price scenarios (a):

	Amounts in US$ per Bbl.
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2017	45.1	54.1	66.1	55.8
2018	49.2	59.0	72.1	60.8
2019	54.7	65.7	80.3	67.7
2020	58.5	70.2	85.8	72.3
2021	58.3	70.0	85.5	72.1
Over 2022	57.9	69.5	85.0	71.6

(a) The percentages indicated between brackets represent the Company estimation regarding each price scenario.

As a consequence of the evaluation no additional impairment loss was recognized but part of the impairment recorded in Colombia was reversed for an amount of US$ 5,664,000 due to increase in estimated market prices for 2017 and 2018 and improvements in cost structure. Peru and Argentina segments have no associated assets subject to impairment.

If the weighted market price used for the impairment test had been 5% lower in each of the future years, with all other variables held constant, the impairment reversal would have been lower by approximately US$ 2,100,000.

GEOPARK LIMITED

31 DECEMBER 2016

Note

36	Commodity risk management contracts

During 2016, the Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 December 2016 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the earnings of the periods in which they occur.

Period Hedged	Reference	Type	Volume bbl/d	Price US$/bbl

1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	4,000	50.0 Put 57.0 Call
1 November 2016 – 30 June 2017	ICE BRENT	Zero Premium Collar	2,000	50.0 Put 57.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	3,000	54.0 Put 61.1 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	1,000	54.0 Put 61.0 Call
1 January 2017 – 30 September 2017	ICE BRENT	Zero Premium Collar	2,000	53.0 Put 60.1 Call

The table below summarizes the (gain) loss on the commodity risk management contracts:

	2016	2015	2014
Realized gain on commodity risk management contracts	(514)	-	-
Unrealized loss on commodity risk management contracts	3,068	-	-
Total	2,554	-	-

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on 31 December 2008. This information includes the Company’s oil and gas production activities carried out in Chile, Colombia, Brazil and Argentina and the incorporation of Peru.

Table 1 - Costs incurred in exploration, property acquisitions and development (a)

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of 31 December 2016, 2015 and 2014. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2016
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition
Exploration	5,519	15,233	1,894	2,555	25,201
Development	4,566	12,500	-	191	17,257
Total costs incurred	10,085	27,733	1,894	2,746	42,458
Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2015
Acquisition of properties
Proved	-	-	-	-	-
Unproved	-	-	-	-	-
Total property acquisition
Exploration	3,598	14,845	1,103	2,562	22,108
Development	13,315	14,752	56	3,780	31,903
Total costs incurred	16,913	29,597	1,159	6,342	54,011
Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Acquisition of properties
Proved	-	-	-	112,646	112,646
Unproved	-	-	-	-	-
Total property acquisition	-	-	-	112,646	112,646
Exploration	84,251	14,114	(123)	12,004	110,246
Development	82,742	55,336	126	1,052	139,256
Total costs incurred	166,993	69,450	3	125,702	362,148

(a)Includes capitalised amounts related to asset retirement obligations.

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalised costs related to oil and gas producing activities

The following table presents the capitalized costs as at 31 December 2016, 2015 and 2014, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2016
Proved properties
Equipment, camps and other facilities (a)	80,611	46,785	843	4,174	132,413
Mineral interest and wells (a)	380,037	230,100	4,849	77,255	692,241
Other uncompleted projects (a)	18,274	12,534	36	2,082	32,926
Unproved properties	48,908	4,503	1,894	6,468	61,773
Gross capitalised costs	527,830	293,922	7,622	89,979	919,353
Accumulated depreciation	(230,917)	(190,025)	(5,692)	(29,803)	(456,437)
Total net capitalised costs	296,913	103,897	1,930	60,176	462,916

(a) Includes capitalised amounts related to asset retirement obligations and impairment loss reversal in Colombia for US$ 5,664,000.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2015
Proved properties
Equipment, camps and other facilities (a)	79,040	42,852	843	2,097	124,832
Mineral interest and wells (a)	367,722	213,480	4,849	62,941	648,992
Other uncompleted projects (a)	21,830	7,703	290	-	29,823
Unproved properties	70,062	8,180	-	8,758	87,000
Gross capitalised costs	538,654	272,215	5,982	73,796	890,647
Accumulated depreciation	(201,138)	(160,759)	(5,654)	(14,236)	(381,787)
Total net capitalised costs	337,516	111,456	328	59,560	508,860

(a) Includes capitalised amounts related to asset retirement obligations and impairment loss in Chile and Colombia for US$ 104,515,000 and US$ 45,059,000, respectively.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2014
Proved properties
Equipment, camps and other facilities	81,998	28,805	843	-	111,646
Mineral interest and wells (a)	426,638	227,755	4,849	90,705	749,947
Other uncompleted projects	37,902	20,204	-	1,053	59,159
Unproved properties	113,403	18,176	-	8,865	140,444
Gross capitalised costs	659,941	294,940	5,692	100,623	1,061,196
Accumulated depreciation	(163,217)	(111,855)	(5,562)	(4,951)	(285,585)
Total net capitalised costs	496,724	183,085	130	95,672	775,611

(a) Includes capitalised amounts related to asset retirement obligations and impairment loss in Colombia for US$ 9,430,000.

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2016, 2015 and 2014. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2016
Revenue	36,723	126,228	-	29,719	192,670
Production costs, excluding depreciation
Operating costs	(20,674)	(29,326)	-	(5,738)	(55,738)
Royalties	(1,495)	(7,281)	-	(2,721)	(11,497)
Total production costs	(22,169)	(36,607)	-	(8,459)	(67,235)
Exploration expenses (a)	(21,060)	(11,690)	-	(5,636)	(38,386)
Accretion expense (b)	(897)	(459)	-	(1,198)	(2,554)
Impairment loss reversal for non-financial assets	-	5,664	-	-	5,664
Depreciation, depletion and amortization	(29,890)	(29,439)	-	(12,785)	(72,114)
Results of operations before income tax	(37,293)	53,697	-	1,641	18,045
Income tax benefit (expense)	5,594	(21,479)	-	(558)	(16,443)
Results of oil and gas operations	(31,699)	32,218	-	1,083	1,602

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2015
Revenue	44,808	131,897	597	32,388	209,690
Production costs, excluding depreciation
Operating costs	(26,731)	(40,384)	(1,414)	(5,058)	(73,587)
Royalties	(1,973)	(8,150)	(34)	(2,998)	(13,155)
Total production costs	(28,704)	(48,534)	(1,448)	(8,056)	(86,742)
Exploration expenses (a)	(30,499)	(7,132)	(1,159)	(1,103)	(39,893)
Accretion expense (b)	(789)	(890)	-	(896)	(2,575)
Impairment loss for non-financial assets	(104,515)	(45,059)	-	-	(149,574)
Depreciation, depletion and amortization	(37,664)	(50,675)	(91)	(13,401)	(101,831)
Results of operations before income tax	(157,363)	(20,393)	(2,101)	8,932	(170,925)
Income tax benefit (expense)	23,604	7,953	735	(3,037)	29,255
Results of oil and gas operations	(133,759)	(12,440)	(1,366)	5,895	(141,670)

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2014
Revenue	145,720	246,085	1,308	35,621	428,734
Production costs, excluding depreciation
Operating costs	(34,991)	(67,470)	(309)	(5,354)	(108,124)
Royalties	(6,777)	(12,354)	(241)	(2,794)	(22,166)
Total production costs	(41,768)	(79,824)	(550)	(8,148)	(130,290)
Exploration expenses (a)	(36,057)	(4,567)	123	(2,164)	(42,665)
Accretion expense (b)	(816)	(547)	-	(609)	(1,972)
Impairment loss for non-financial assets	-	(9,430)	-	-	(9,430)
Depreciation, depletion and amortization	(35,856)	(51,856)	(94)	(11,554)	(99,360)
Results of operations before income tax	31,223	99,861	787	13,146	145,017
Income tax expense	(4,684)	(33,953)	(275)	(4,470)	(43,382)
Results of oil and gas operations	26,539	65,908	512	8,676	101,635
(a)	Do not include Peru costs.

(b)	Represents accretion of ARO liability.

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

The Company estimates its reserves at least once a year. The Company’s reserves estimation as of 31 December 2016, 2015 and 2014 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

GEOPARK LIMITED

31 DECEMBER 2016

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

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2016, 2015 and 2014 are summarised as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2016		As of 31 December 2015		As of 31 December 2014
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Chile (a)	547.0	6,610.0	498.0	4,922.0	1,463.7	9,352.0
Colombia (b)	9,502.0	-	8,177.8	-	7,594.8	-
Brazil (c)	72.0	29,525.0	120.0	36,158.0	69.0	20,863.0
Peru (d)	9,316.0	-	-	-	-	-
Total consolidated	19,437.0	36,135.0	8,795.8	41,080.0	9,127.5	30,215.0

Net proved undeveloped
Chile (e)	6,052	29,690.0	5,455.8	31,593.0	4,978.2	24,618.0
Colombia (f)	27,838.0	-	22,245.5	-	17,140.5	-
Brazil (c)	-	-	-	-	61.0	19,601.0
Peru (d)	9,305.0	-	-	-	-	-
Total consolidated	43,195.0	29,690.0	27,701.3	31,593.0	22,179.7	44,219.0

Total proved reserves	62,632.0	65,825.0	36,497.1	72,673.0	31,307.2	74,434.0

(a)	Fell Block accounts for 99% of the reserves (91% in 2015 and 92% in 2014) (LGI owns a 20% interest) and Flamenco Block accounts for 1% (9% in 2015 and 8% in 2014) (LGI owns 31.2% interest).

(b)	Llanos 34 Block and Llanos 32 Block account for 99% and 1% (Llanos 34 Block and Cuerva Block account for 94% and 3% in 2015 and 79% and 17% in 2014) of the proved developed reserves, respectively (LGI owns a 20% interest).

(c)	BCAM-40 Block accounts for 100% of the reserves.

(d)	Morona Block accounts for 100% of the reserves.

(e)	Fell Block accounts for 99% of the reserves (100% in 2015 and 96% in 2014) (LGI owns a 20% interest), (Flamenco Block accounts for 1% in 2016 and 3% in 2014 and Isla Norte accounts for 1% 2014) (LGI owns 31.2% interest).

(f)	Llanos 34 Block accounts for 100% (Llanos 34 Block and Cuerva Block account for 95% and 4% in 2015 and 91% and 7% in 2014) of the proved undeveloped reserves, respectively (LGI owns a 20% interest).

GEOPARK LIMITED

31 DECEMBER 2016

Note

37       Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Chile	Colombia	Brazil	Peru	Total
Reserves as of 31 December 2013	5,375.0	9,426.6	-	-	14,801.6
Increase (decrease) attributable to:
Revisions (a)	124.9	2,489.7	-	-	2,614.6
Extensions and discoveries (b)	2,314.0	16,477.0	-	-	18,791.0
Purchases of minerals in place	-	-	150.0	-	150.0
Production	(1,372.0)	(3,658.0)	(20.0)	-	(5,050.0)
Reserves as of 31 December 2014	6,441.9	24,735.3	130.0	-	31,307.2
Increase (decrease) attributable to:
Revisions	119.0	(1.0)	7.6	-	125.6
Extensions and discoveries (c)	100.0	10,489.0	-	-	10,589.0
Production	(707.1)	(4,800.0)	(17.6)	-	(5,524.7)
Reserves as of 31 December 2015	5,953.8	30,423.3	120.0	-	36,497.1
Increase (decrease) attributable to:
Revisions (d)	1,148.0	5,779.0	(34.0)	-	6,893.0
Extensions and discoveries (e)	-	6,311.0	-	-	6,311.0
Incorporation	-	-	-	18,621.0	18,621.0
Production	(502.8)	(5,173.3)	(14.0)	-	(5,690.1)
Reserves as of 31 December 2016	6,599.0	37,340.0	72.0	18,621.0	62,632.0
(a)	In Chile, the revisions are mainly due to Field’s performance in Fell and TdF Blocks. In Colombia, the revisions are mainly due to the performance of Tua Field and secondly to the performance of Max and Taro-taro Fields in Llanos 34 Block.

(b)	In Chile, the discoveries mainly due to Loij Field discovery and Konawentru Field extensions. In Colombia, the discoveries mainly due to Tigana Field extensions wells and Aruco Field discovery in Llanos 34 Block.

(c)	In Colombia, the extensions and discoveries are primarily due to the Tilo, Jacana, and Chachalaca field discoveries in the Llanos 34 Block.

(d)	In Colombia, the revisions are mainly due to the performance and development of Tigana and Jacana fields and secondly to the performance of others Fields in Llanos 34 Block.

(e)	In Colombia, the extensions and discoveries are primarily due to the Jacana field appraisal wells in the Llanos 34 Block.

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2013	32,159.0	-	32,159.0
Increase (decrease) attributable to:
Revisions (a)	3,312.0	-	3,312.0
Extensions and discoveries (b)	3,014.0	-	3,014.0
Purchases of minerals in place	-	47,680.0	47,680.0
Production	(4,515.0)	(7,216.0)	(11,731.0)
Reserves as of 31 December 2014	33,970.0	40,464.0	74,434.0
Increase (decrease) attributable to:
Revisions (c)	(2,680.0)	2,907.0	227.0
Extensions and discoveries (d)	9,378.0	-	9,378.0
Production	(4,153.0)	(7,213.0)	(11,366.0)
Reserves as of 31 December 2015	36,515.0	36,158.0	72,673.0

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Net proved reserves (developed and undeveloped) of natural gas (continued):

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2015	36,515.0	36,158.0	72,673.0
Increase (decrease) attributable to:
Revisions (e)	5,078.0	(319.0)	4,759.0
Production	(5,293.0)	(6,314.0)	(11,607.0)
Reserves as of 31 December 2016	36,300.0	29,525.0	65,825.0

(a)	The revisions are mainly due to Chercán Field development in TdF Block and gas and associated gas performance/development in Fields of Fell Block.

(b)	Mainly due to the Ache Field discovery and the associated gas from Konawentru extension well.

(c)	In Brazil, the revisions are primary due to the production performance of Manati field.

(d)	In Chile, the extensions and discoveries are primary due to the Ache Field discovery and from the extension well in the Fell Block.

(e)	The revisions are mainly due to Ache Field and Pampa Larga development in Fell Block and gas and associated gas performance/development in others Fields of Fell Block.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day- of-the-month price during the 12-month period for 2016, 2015 and 2014 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Company. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Peru	Total
At 31 December 2016
Future cash inflows	394,993	873,771	200,713	941,463	2,410,940
Future production costs	(186,700)	(229,593)	(74,116)	(497,187)	(987,596)
Future development costs	(149,785)	(69,996)	(16,352)	(234,328)	(470,461)
Future income taxes	(8,344)	(191,096)	(21,041)	(69,698)	(290,179)
Undiscounted future net cash flows	50,164	383,086	89,204	140,250	662,704
10% annual discount	(14,709)	(113,584)	(15,688)	(109,321)	(253,302)
Standardized measure of discounted future net cash flows	35,455	269,502	73,516	30,929	409,402
At 31 December 2015
Future cash inflows	403,199	1,032,339	221,206	-	1,656,744
Future production costs	(186,933)	(309,394)	(99,832)	-	(596,159)
Future development costs	(112,312)	(99,305)	(16,360)	-	(227,977)
Future income taxes	(17,904)	(195,957)	(16,837)	-	(230,698)
Undiscounted future net cash flows	86,050	427,683	88,177	-	601,910
10% annual discount	(17,895)	(127,586)	(15,861)	-	(161,342)
Standardized measure of discounted future net cash flows	68,155	300,097	72,316	-	440,568
At 31 December 2014
Future cash inflows	778,820	1,732,395	307,535	-	2,818,750
Future production costs	(250,529)	(587,096)	(124,265)	-	(961,890)
Future development costs	(184,352)	(100,036)	(19,965)	-	(304,353)
Future income taxes	(54,442)	(303,090)	(19,566)	-	(377,098)
Undiscounted future net cash flows	289,497	742,173	143,739	-	1,175,409
10% annual discount	(61,839)	(158,102)	(31,594)	-	(251,535)
Standardized measure of discounted future net cash flows	227,658	584,071	112,145	-	923,874

GEOPARK LIMITED

31 DECEMBER 2016

Note

37	Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Chile	Colombia	Brazil	Peru	Total
Present value at 31 December 2013	163,860	173,792	-	-	337,652
Sales of hydrocarbon , net of production costs	(110,451)	(208,337)	(39,414)	-	(358,202)
Net changes in sales price and production costs	18,310	19,215	7,409	-	44,934
Changes in estimated future development costs	(134,272)	(51,176)	(22,143)	-	(207,591)
Extensions and discoveries less related costs	96,614	600,391	-	-	697,005
Development costs incurred	157,988	59,272	1,340	-	218,600
Revisions of previous quantity estimates	25,114	103,411	1,559	-	130,084
Net changes in income taxes	(9,751)	(141,687)	4,156	-	(147,282)
Purchase of minerals in place	-	-	142,423	-	142,423
Accretion of discount	20,246	29,190	16,815	-	66,251
Present value at 31 December 2014	227,658	584,071	112,145	-	923,874
Sales of hydrocarbon , net of production costs	(20,948)	(97,152)	(37,428)	-	(155,528)
Net changes in sales price and production costs	(256,828)	(547,379)	(27,404)	-	(831,611)
Changes in estimated future development costs	28,227	(20,123)	542	-	8,646
Extensions and discoveries less related costs	23,595	174,951	-	-	198,546
Development costs incurred	15,093	29,965	4,872	-	49,930
Revisions of previous quantity estimates	(5,463)	(14,528)	4,845	-	(15,146)
Net changes in income taxes	28,611	101,576	1,573	-	131,760
Accretion of discount	28,210	88,716	13,171	-	130,097
Present value at 31 December 2015	68,155	300,097	72,316	-	440,568
Sales of hydrocarbon , net of production costs	(15,127)	(91,163)	(20,945)	-	(127,235)
Net changes in sales price and production costs	(16,854)	(171,131)	16,366	-	(171,619)
Changes in estimated future development costs	(49,763)	14,941	542	-	(34,280)
Extensions and discoveries less related costs	-	76,641	-	-	76,641
Development costs incurred	9,417	17,302	2,214	-	28,933
Revisions of previous quantity estimates	22,765	70,180	(1,872)	-	91,073
Incorporation	-	-	-	30,929	30,929
Net changes in income taxes	8,256	3,030	(4,020)	-	7,266
Accretion of discount	8,606	49,605	8,915	-	67,126
Present value at 31 December 2016	35,455	269,502	73,516	30,929	409,402