Form 20-F
period 2017-12-31
GeoPark Ltd
filed 2018-04-12
CIK 1464591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36298

GEOPARK LIMITED

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive offices)

Pedro E. Aylwin Chiorrini

Director of Legal and Governance

GeoPark Limited

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

Phone: +56 (2) 2242 9600

Fax: +56 (2) 2242 9600 ext. 201

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Maurice Blanco, Esq.

Yasin Keshvargar, Esq.

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

Common shares: 60,596,219

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

☐  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                              ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐  Yes      ☒  No

GeoPark LIMITED

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

•	“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited (formerly GeoPark Holdings Limited), an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;

•	“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;

•	“GeoPark Colombia” are prior to our internal corporate reorganization of our Colombian operations, to our subsidiary GeoPark Colombia S.A., a sociedad anónima cerrada incorporated under the laws of Chile and subsequent to such reorganization, to GeoPark Colombia Coöperatie U.A., a cooperative duly incorporated under the laws of the Netherlands;

•	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;

•	“Notes due 2020” are to our 2013 issuance of US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020;

•	“Notes due 2024” are to our 2017 issuance of US$425.0 million aggregate principal amount of 6.50% senior secured notes due 2024;

•	“US$” and “U.S. dollar” are to the official currency of the United States of America;

•	“Col$” is the official currency of Colombia;

•	“Ch$” and “Chilean pesos” are to the official currency of Chile;

•	“AR$” and “Argentine pesos” are to the official currency of Argentina;

•	“real,” “reais” and “R$” are to the official currency of Brazil;

•	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);

•	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);

•	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo);

•	“UTA” are to Unidad Tributaria Anual;

•	“economic interest” means an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires; and

•	“working interest” means the right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development and operating costs on either a cash, penalty or carried basis.

iii

Financial statements

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 (hereinafter “Consolidated Financial Statements”).

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2017,” relate to our fiscal year ended on December 31 of that calendar year.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2017, 2016 and 2015.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2017 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil and Peru is derived, in part, from estimates of the proved reserves as of December 31, 2017. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Fell, Campanario, Flamenco and Isla Norte Blocks in Chile, Llanos 32, Llanos 34, Yamú and La Cuerva Blocks in Colombia, BCAM-40 (Manati) in Brazil and the Morona Block in Peru.

iv

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

vi

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

vii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected financial data

We have derived our selected historical balance sheet data as of December 31, 2017 and 2016 and our income statement and cash flow data for the years ended December 31, 2017, 2016 and 2015 from our Consolidated Financial Statements included elsewhere in this annual report, which have been audited by PwC. We have derived our selected balance sheet data as of December 31, 2015, 2014, and 2013 and our income statement and cash flow data for the years ended December 31, 2014 and 2013 from our Consolidated Financial Statements not included elsewhere in this annual report.

During 2015, our Management changed the presentation of the Consolidated Statement of Income by reordering the profit and loss line items, eliminating gross profit and presenting depreciation and write-off of unsuccessful efforts as separate line items. This change is intended to provide readers of our financial statements with more relevant information and a better explanation of the elements of performance. This change has been applied to comparative figures for the years 2014 and 2013 presented in this document.

We maintain our books and records in US$ and prepare our Consolidated Financial Statements in accordance with IFRS.

This financial information should be read in conjunction with “Presentation of Financial and Other Information,” “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements and the related notes thereto.

The selected historical financial data set forth in this section does not include any results or other financial information of our Colombian, Brazilian or Peruvian acquisitions prior to their incorporation into our financial statements.

Statement of income data

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands of US$, except per share numbers)

Revenue
Net oil sales	279,162	145,193	162,629	367,102	315,435
Net gas sales	50,960	47,477	47,061	61,632	22,918
Net revenue	330,122	192,670	209,690	428,734	338,353
Commodity risk management contracts	(15,448)	(2,554)	-	-	-
Production and operating costs	(98,987)	(67,235)	(86,742)	(131,419)	(111,296)
Geological and geophysical expenses	(7,694)	(10,282)	(13,831)	(13,002)	(5,292)
Administrative expenses	(42,054)	(34,170)	(37,471)	(45,867)	(44,962)
Selling expenses	(1,136)	(4,222)	(5,211)	(24,428)	(17,252)
Depreciation	(74,885)	(75,774)	(105,557)	(100,528)	(69,968)
Write-off of unsuccessful exploration efforts	(5,834)	(31,366)	(30,084)	(30,367)	(10,962)
Impairment for non-financial assets	-	5,664	(149,574)	(9,430)	–
Other operating (expense)/income	(5,088)	(1,344)	(13,711)	(1,849)	5,343
Operating profit/(loss)	78,996	(28,613)	(232,491)	71,844	83,964
Financial costs	(51,495)	(34,101)	(35,655)	(27,622)	(33,115)
Foreign exchange (loss)/gain	(2,193)	13,872	(33,474)	(23,097)	(761)
Profit (Loss) before tax	25,308	(48,842)	(301,620)	21,125	50,088
Income tax (expense) benefit	(43,145)	(11,804)	17,054	(5,195)	(15,154)
(Loss) Profit for the year	(17,837)	(60,646)	(284,566)	15,930	34,934
Non-controlling interest	6,391	(11,554)	(50,535)	7,845	12,413
(Loss) Profit attributable to owners of the Company	(24,228)	(49,092)	(234,031)	8,085	22,521
(Losses) Earnings per share for profit attributable to owners of the Company—Basic	(0.40)	(0.82)	(4.05)	0.14	0.52
(Losses) Earnings per share for profit attributable to owners of the Company—Diluted(1)	(0.40)	(0.82)	(4.05)	0.14	0.48
Weighted average common shares outstanding—Basic	60,093,191	59,777,145	57,759,001	56,396,812	43,603,846
Weighted average common shares outstanding—Diluted(1)	60,093,191	59,777,145	57,759,001	58,840,412	46,532,049
Common Shares outstanding at year-end	60,596,219	59,940,881	59,535,614	57,790,533	43,861,614

(1)       See Note 19 to our Consolidated Financial Statements.

Balance sheet data

	As of December 31,
	2017	2016	2015	2014	2013
	(In thousands of US$)
Assets
Non-current assets
Property, plant and equipment	517,403	473,646	522,611	790,767	595,446
Prepaid taxes	3,823	2,852	1,172	1,253	11,454
Other financial assets	22,110	19,547	13,306	12,979	5,168
Deferred income tax	27,636	23,053	34,646	33,195	13,358
Prepayments and other receivables	235	241	220	349	6,361
Total non-current assets	571,207	519,339	571,955	838,543	631,787
Current assets
Other financial assets	21,378	2,480	1,118	—	—
Inventories	5,738	3,515	4,264	8,532	8,122
Trade receivables	19,519	18,426	13,480	36,917	42,628
Prepayments and other receivables	7,518	7,402	11,057	13,993	35,764
Prepaid taxes	26,048	15,815	19,195	13,459	6,979
Cash at bank and in hand	134,755	73,563	82,730	127,672	121,135
Total current assets	214,956	121,201	131,844	200,573	214,628
Total assets	786,163	640,540	703,799	1,039,116	846,415

Share capital	61	60	59	58	44
Share premium	239,191	236,046	232,005	210,886	120,426
Other	(154,327)	(130,341)	(85,412)	164,613	150,371
Equity attributable to owners of the Company	84,925	105,765	146,652	375,557	270,841
Equity attributable to non-controlling interest	41,915	35,828	53,515	103,569	95,116
Total equity	126,840	141,593	200,167	479,126	365,957

Liabilities
Non-current liabilities
Borrowings	418,540	319,389	343,248	342,440	290,457
Provisions for other long-term liabilities	46,284	42,509	42,450	46,910	33,076
Trade and other payables	25,921	34,766	19,556	16,583	8,344
Deferred income tax	2,286	2,770	16,955	30,065	23,087
Total non-current liabilities	493,031	399,434	422,209	435,998	354,964
Current liabilities
Borrowings	7,664	39,283	35,425	27,153	26,630
Derivative financial instrument liabilities	19,289	3,067	–	–	–
Current income tax	42,942	5,155	208	7,935	7,231
Trade and other payables	96,397	52,008	45,790	88,904	91,633
Total current liabilities	166,292	99,513	81,423	123,992	125,494
Total liabilities	659,323	498,947	503,632	559,990	480,458
Total equity and liabilities	786,163	640,540	703,799	1,039,116	846,415

Cash flow data

	For the year ended December 31,
	2017	2016	2015	2014	2013
	(In thousands of US$)
Cash provided by (used in)
Operating activities	142,158	82,884	25,895	230,746	127,295
Investing activities	(105,604)	(39,306)	(48,842)	(344,041)	(208,500)
Financing activities	23,968	(51,136)	(18,022)	124,716	164,018
Net increase (decrease) in cash	60,522	(7,558)	(40,969)	11,421	82,813

Other financial data

	For the year ended December 31,
	2017	2016	2015	2014	2013
Adjusted EBITDA(1) (US$ thousands)	175,776	78,321	73,787	220,077	167,253
Adjusted EBITDA margin(2)	53.2%	40.6%	35.2%	51.3%	49.4%
Adjusted EBITDA per boe(3)	18.4	10.2	10.5	33.0	33.9

(1)	Adjusted EBITDA is a non-IFRS financial measure. For a definition of Adjusted EBITDA and other information relating to this measure, see “Presentation of Financial and Other Information—Financial statements—Non-IFRS financial measures.” For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements.

(2)	Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenue.

(3)	Adjusted EBITDA per boe is defined as Adjusted EBITDA divided by total boe.

Exchange rates

In Colombia, Chile, Argentina and Peru, our functional currency is the U.S. dollar. In Brazil, our functional currency is the real.

Our operations in Brazil accounted for 16% and 12% of our consolidated assets and 15% and 10% of our revenues for the years ended December 31, 2016 and 2017, respectively. This portion of our business is exposed to losses that may arise from currency fluctuation, as a significant amount of our revenues, operating costs, administrative expenses and taxes in Brazil are denominated in reais.

The real may depreciate or appreciate substantially against the U.S. dollar. We recorded exchange rate losses amounting to US$1.3 million for the year ended December 31, 2017, due to devaluation of the local currency in our Brazilian subsidiary. This result was mainly generated by the credit facility with Itaú BBA International plc that we incurred on March 31, 2014 to acquire Rio das Contas, which we repaid in September 2017. We recorded exchange rate gains amounting to US$14.5 million for the year ended December 31, 2016 as a result of the appreciation that occurred. See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

The following tables show the selling rate for the U.S. dollar for the periods and dates indicated. The information in the “Average” column represents the average of the daily exchange rates during the periods presented. The numbers in the “Period-end” column are the quotes for the exchange rate as of the last business day of the period in question. As of April 6, 2018, the exchange rate for the purchase of the U.S. dollar as reported by the Central Bank of Brazil was R$3.3666 per U.S. dollar.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of Real per US$	Period End	Average	Low	High
Month:
October 2017	3.2769	3.1912	3.1315	3.2801
November 2017	3.2616	3.2594	3.2136	3.2920
December 2017	3.3080	3.2919	3.2322	3.3332

Recent exchange rates of Real per US$	Period End	Average	Low	High
January 2018	3.1624	3.2106	3.1391	3.2697
February 2018	3.2449	3.2415	3.1730	3.2821
March 2018	3.3238	3.2792	3.2246	3.3380
April 2018 (through April 6, 2018)	3.3666	3.3329	3.3104	3.3666

Source: Central Bank of Brazil.

The following table presents the average R$ per U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Real per US$	Period/Year End	Average	Low	High
Period:
2013	2.3426	2.1579	1.9528	2.4457
2014	2.6562	2.3564	2.1974	2.7403
2015	3.9048	3.3876	2.5690	4.1949
2016	3.2591	3.4500	3.1193	4.1558
2017	3.3080	3.2031	3.0510	3.3807
First quarter 2018	3.3238	3.2437	3.1391	3.3380
Second quarter 2018 (through April 6, 2018)	3.3666	3.3329	3.3104	3.3666

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

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, recently, oil and natural gas prices have fluctuated significantly. From January 1, 2013 to December 31, 2017, Brent spot prices ranged from a low of US$27.9 per barrel to a high of US$118.9 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$250.0 per metric ton to a high of US$635.1 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

For the year ended December 31, 2017, 85% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2017, natural gas comprised 15% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

For example, during 2014 and 2015, we evaluated the recoverability of our fixed assets affected by the oil price decline and recorded an impairment of non-financial assets amounting to, respectively, US$9.4 million and US$149.6 million. US$5.7 million of the impairment recorded in 2015 was reversed in 2016 due to increased estimated market prices for 2017 and 2018 and improvements in cost structure. After conducting an impairment test procedure for the year ended December 31, 2017, no additional impairment of non-financial assets was recognized. See Note 36 to our Consolidated Financial Statements for details regarding oil price scenarios, discount rates considered and sensitivity analysis affecting the impairment charges.

Continuing our hedging strategy, we entered into derivative financial instruments to manage exposure to oil price risk. These derivatives were zero-premium collars or zero premium three way hedges (put, spread and call) and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protecting us from potential non-performance risk by our counterparties. See Note 8 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

The oil price crisis has impacted our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company took decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash.

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2017, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile, Brazil and Peru was 9.5 years. According to estimates, if on January 1, 2018 we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile, Brazil and Peru would decline 35% during the first year.

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

In Colombia, for the year ended December 31, 2017, we made 100% of our oil sales from operated blocks to C.I. Trafigura Petroleum Colombia S.A.S., a leading commodity trading and logistics company (“Trafigura”), representing 79% of our consolidated revenues for the same period. Sales for the year ended December 31, 2017 were made mostly under long-term agreements. For 2018, all of the oil production from the blocks we operate in Colombia is committed to Trafigura under the Trafigura Sales Agreement.

In Chile, 100% of our crude oil and condensate sales are made to ENAP. For the year ended December 31, 2017, sales to ENAP represented 5% of our total revenues. ENAP imports the majority of the oil it refines and partially supplements those imports with volumes supplied locally by its own operated fields and those operated by us. On April 21, 2017, we renewed our sales agreement with ENAP. As part of this agreement, ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically make an annual revision jointly with ENAP. In addition, for the year ended December 31, 2017, almost all of our natural gas sales in Chile were made to Methanex Chile SpA., the Chilean subsidiary of the Methanex Corporation (“Methanex”), a leading global methanol producer, under a long-term contract (the “Methanex Gas Supply Agreement”), which expired on April 30, 2017. In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Sales to Methanex represented 5% of our consolidated revenues for the year ended December 31, 2017.

In Brazil, all of our gas and condensate produced in the Manati Field is sold to Petróleo Brasileiro S.A. (“Petrobras”), the operator of the Manati Field, pursuant to a long-term gas off-take contract. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

If any of our buyers were to decrease or cease purchasing oil or gas from us, or if any of them were to decide not to renew their contracts with us or to renew them at a lower sales price, this could have a material adverse effect on our business, financial condition and results of operations. For example, see “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Colombia” and “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile.”

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company –B. Business Overview—2018 Strategy and Outlook.” We incurred capital expenditures of US$106 million and US$39 million during the years ended December 31, 2017 and 2016, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

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

For example, in 2017, the drilling and completion cost for the exploratory well Río Grande Oeste x-1 in our CN-V Block in Argentina was originally estimated at US$4.2 million, but the actual cost was US$5.5 million, mainly due to mechanical issues related to failures with an electric submersible pump, as well as testing of additional formations which had not been budgeted.

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

Our oil and gas reserves estimates in Colombia, Chile, Brazil, and Peru as of December 31, 2017 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimates set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

In Colombia, producers of crude oil have historically suffered from tanker transportation logistics issues and limited storage capacity, which cause delays in delivery and transfer of title of crude oil. Such capacity issues in Colombia may require us to transport crude from our Colombian operations via truck, which may increase the costs of those operations. Road infrastructure is limited in certain areas in which we operate, and certain communities have used and may continue to use road blockages, which can sometimes interfere with our operations in these areas. For example, in 2017, the main delivery point for the Colombian production was Oleoducto de Los Llanos “ODL.” Between November 8, 2017 and November 11, 2017, a disruption of the operation of this pipeline occurred and affected its capacity to transport any volume of crude oil. Our Colombian production was impacted by approximately 5,800 bbls during that period. Although we were able to increase the delivery volumes the following days to mitigate the impact, we cannot assure you we would be able to do so in the future.

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

In the Fell Block, we depend on ENAP-owned gas pipelines to deliver the gas we produce to Methanex, the sole purchaser of the gas we produce. If ENAP’s pipelines were unavailable, this could have a materially adverse effect on our ability to deliver and sell our product to Methanex, which could have a material adverse effect on our gas sales. In addition, gas production in some areas in the Tierra del Fuego Blocks and the Tranquilo Block could require us to build a new network of gas pipelines in order for us to be able to deliver our product to market, which could require us to make significant capital investments.

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

In Peru, future production in the Morona Block is expected to be transported through the existing North Peruvian Pipeline, which was out of service in 2017 due to technical issues. Though the Peruvian government is implementing a program to maintain the pipeline, future technical issues, other general infrastructure problems or social unrest affecting pipeline operation may adversely affect the recoverability of our future investments, our future production or revenues related to the Morona Block.

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

Offshore operations are subject to a variety of operating risks and laws and regulations, including among other things, with respect to environmental, health and safety matters, specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities, compliance costs, fines or penalties that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. For example, the Manati Field has been subject to administrative infraction notices, which have resulted in fines against Petrobras in an aggregate amount of approximately US$12 million, all of which are pending a final decision of the Brazilian Institute for the Environment and Natural Renewable Resources (Instituto Brasileiro do Meio-Ambiente e dos Recursos Naturais Renováveis). Although the administrative fines were filed against Petrobras, as a party to the concession agreement governing the Manati Field, we may be liable up to our participation interest of 10%.

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

Access to the sites where we operate requires agreements (including, for example, assessments, rights of way and access authorizations) with landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. In Chile and in Argentina, for example, we have negotiated the necessary agreements for many of our current operations in the Magallanes Basin and CN-V Block in Mendoza, respectively. In Brazil, in the event that social unrest continues or intensifies, this may lead to delays or damage relating to our ability to operate the assets we have acquired or may acquire in our Brazil Acquisitions.

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

A significant amount of our reserves or production have been derived from our operations in certain blocks, including the Llanos 34 Block in Colombia, the Fell Block in Chile, the BCAM-40 Concession in Brazil and the Morona Block in Peru.

For the year ended December 31, 2017, the Llanos 34 Block contained 66% of our net proved reserves and generated 75% of our production, the Fell Block contained 8% of our net proved reserves and generated 10% of our total production, the BCAM-40 Concession contained 4% of our net proved reserves and generated 11% of our production and the Morona Block contained 20% of our net proved reserves. While our continuing expansion with new exploratory blocks incorporated in our portfolio mean that the above mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P Contracts and concession agreements are subject to early termination in certain circumstances.

Under certain CEOPs, E&P Contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P Contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2017, the aggregate outstanding amount of this potential liability for guarantees was US$28.4 million, mainly related to capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12 and 13 concessions in Brazil, the Morona Block in Peru and the Llanos 32, VIM-3, and Llanos 34 Blocks in Colombia. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 32(b) to our Consolidated Financial Statements.

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

In Brazil, concession agreements in the production phase generally may be renewed at the ANP’s discretion for an additional period, provided that a renewal request is made at least 12 months prior to the termination of the concession agreement and there has not been a breach of the terms of the concession agreement. We expect that all our concession agreements will provide for early termination in the event of: (i) government expropriation for reasons of public interest; (ii) revocation of the concession pursuant to the terms of the concession agreement; or (iii) failure by us or our partners to fulfill all of our respective obligations under the concession agreement (subject to a cure period). Administrative or monetary sanctions may also be applicable, as determined by the ANP, which shall be imposed based on applicable law and regulations. In the event of early termination of a concession agreement, the compensation to which we are entitled may not be sufficient to compensate us for the full value of our assets. Moreover, in the event of early termination of any concession agreement due to failure to fulfill obligations thereunder, we may be subject to fines and/or other penalties.

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

We historically sold to several customers in Colombia, including sales made through wellhead or pipeline. For 2018, we expect to sell almost all of our Colombian production under long-term agreements with Trafigura. The Trafigura offtake contract began in March 2016 and expires in December 2018.

The amended Trafigura Agreement sets the current volumes to be delivered to Trafigura to 12,000 bopd until December 2018. Nonperformance of our obligations of delivery to Trafigura in terms, amounts and quality of the crude may lead us to pay ship-or-pay commitments in the ODL Pipeline for the transport, dilution and download of crude as well as compensation for other costs. Additionally, such nonperformance may lead to early termination of the crude sales agreement as well as the immediate repayment of any amounts outstanding under the prepayment agreement of up to US$100 million, as well as compensation for other damages. As of December 31, 2017, the outstanding balance was US$10 million, relating to the amount we agreed to prepay Trafigura.

We sell almost all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.

For the year ended December 31, 2017, almost all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on December 31, 2026. Under the agreement, Methanex committed to purchase up to 400,000 SCM/d of gas produced by us. For 2018, the commitment was reduced to 315,000 SCM/d, due to the decline in the gas production. We also hold an option to deliver up to 15% above this volume. Sales to Methanex represented approximately 5% of our consolidated revenues for the year ended December 31, 2017. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. If Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas.

Methanex has two methanol producing facilities at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. Methanex relies on local suppliers of natural gas, including ENAP, for its operations. We alone cannot supply Methanex with all the natural gas it requires for its operations.

In the past, the Methanex plant was idled due to an anticipated insufficient supply of natural gas. The supply of natural gas decreased during the winter months of 2015 due to the increase in seasonal gas demand from the city of Punta Arenas, to which gas producers, including us, gave priority by delivering gas to the city through Methanex which re-sold our gas to ENAP. In May 2017, the Methanex plant shut down because of a technical failure which affected our natural gas production and sales for 20 days. See “Item 4. Information on the Company—B. Business Overview—Marketing and delivery commitments—Chile.”

However, we cannot be sure that Methanex will continue to purchase the gas from us, including the above committed levels, or that its efforts to reduce the risk of future shut-downs will be successful, which could have a material adverse effect on our gas revenues. Additionally, we cannot be sure that Methanex will have sufficient supplies of gas to operate its plant and continue to purchase our gas production or that methanol prices would be sufficient to cover the operating costs. We cannot be sure that we would be able to sell our gas production to other parties or on similar terms, which could have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2017, we are not the operator of 21% or sole owner of 38% of the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia, Operations in Chile, Operations in Brazil, Operations in Peru and Operations in Argentina.”

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

For example, we recently acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. Our estimates regarding the oil and gas production capabilities of these blocks could prove to be incorrect. In addition, development and operating costs may be greater than we expect, and we may not be able to successfully integrate these blocks. If we fail to realize the benefits we anticipate from this or other acquisitions, our results of operations may be adversely affected.

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

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2017, we have based the estimated discounted future net revenues from our proved reserves on the 12 month unweighted arithmetic average of the first-day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2017, approximately 39% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

The ability, expertise, judgment and discretion of our management and our technical and engineering teams are key in discovering and developing oil and natural gas resources. Our performance and success are dependent to a large extent upon key members of our management and exploration team, and their loss or departure would be detrimental to our future success. In addition, our ability to manage our anticipated growth depends on our ability to recruit and retain qualified personnel. Our ability to retain our employees is influenced by the economic environment and the remote locations of our exploration blocks, which may enhance competition for human resources where we conduct our activities, thereby increasing our turnover rate. There is strong competition in our industry to hire employees in operational, technical and other areas, and the supply of qualified employees is limited in the regions where we operate and throughout Latin America generally. The loss of any of our key management or other key employees of our technical team or our inability to hire and retain new qualified personnel could have a material adverse effect on us.

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

As of December 31, 2017, we had US$426.2 million of total indebtedness outstanding on a consolidated basis, consisting primarily of our $425.0 million Notes due 2024, which we issued in September 2017. Substantially all of our debt is secured. As of December 31, 2017, our annual debt service obligation was US$30.0 million, which mainly consists of the interest payments under the now repaid Notes due 2020, the now repaid credit facility with Itaú BBA International plc and the Notes due 2024. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” Using cash provided by the offering of the Notes due 2024, we (i) repurchased US$284.0 million aggregate principal amount of the outstanding Notes due 2020 in September 2017 and redeemed the remaining US$16.0 million aggregate principal amount outstanding in October 2017 and (ii) repaid the credit facility with Itaú BBA International plc in September 2017. We are also restricted from entering into financial arrangements in some circumstances such as in Colombia where LGI must approve GeoPark Colombia’s financial arrangements. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI—LGI Colombia Agreements” for more information.

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

The indenture governing our Notes due 2024 includes covenants restricting dividend payments. For a description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Notes due 2024.”

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. We have in the past been unable to meet incurrence tests under the indenture governing our now repaid Notes due 2020, which limited our ability to incur indebtedness. Failure to comply with the restrictive covenants included in our Notes due 2024 would not trigger an event of default.

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

In addition, the oil and gas industry has become increasingly dependent on digital technologies to conduct day-to-day operations including certain exploration, development and production activities. For example, software programs are used to interpret seismic data, manage drilling rigs, conduct reservoir modeling and reserves estimation, and to process and record financial and operating data. We depend on digital technology, including information systems and related infrastructure as well as cloud application and services, to process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves and for many other activities related to our business. Our business partners, including vendors, service providers, co-venturers, purchasers of our production, and financial institutions, are also dependent on digital technology. As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also increased.

A cyber-attack could include gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption, or result in denial-of-service on websites. Our technologies, systems, networks, and those of our business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. Our employees have been and will continue to be targeted by parties using fraudulent “spam” and “phishing” emails to misappropriate information or to introduce viruses or other malware through “trojan horse” programs to our computers. These emails appear to be legitimate emails sent by us but direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information through email or download malware. Despite our efforts to mitigate “spoof” and “phishing” emails through education, “spoof” and “phishing” activities remain a serious problem that may damage our information technology infrastructure.

Certain cyber incidents, such as surveillance, may remain undetected for an extended period. A cyber incident involving our information systems and related infrastructure, or that of our business partners, could disrupt our business plans and negatively impact our operations. Although to date we have not experienced any significant cyber-attacks, there can be no assurance that we will not be the target of cyber-attacks in the future or suffer such losses related to any cyber-incident. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

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

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Peru, Argentina, Spain, the United Kingdom, the Netherlands and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2016 the Colombian government introduced tax reforms with provisions that are effective January 1, 2017. See Note 16 to our Consolidated Financial Statements. With regards to Chile, although our CEOPs have protection against tax changes through invariability tax clauses, potential issues may arise on certain aspects not clearly defined in current or future tax reforms.

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

Our Brazilian operations represent 10% of our revenues as of December 31, 2017. The Brazilian economy has been experiencing a slowdown. Inflation, unemployment and interest rates have increased more recently and the Brazilian reais has weakened significantly in comparison to the US$. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

Petrobras and certain other Brazilian companies in the energy and infrastructure sectors are facing investigations by the Securities Commission of Brazil (Comissão de Valores Mobiliários), the U.S. Securities and Exchange Commission (the “SEC”), the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office in connection with corruption allegations (the “Lava Jato” investigations). Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the significance of the companies under investigation including Petrobras, this could adversely affect Brazil’s growth prospects and could have a protracted effect on the oil and gas industry. In addition to the recent economic crisis, protests, strikes and corruption scandals have led to a fall in confidence.

We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, ENAP, Petrobras, Petroperu and YPF. For instance, for the year ended December 31, 2017, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

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

The Colombian, Chilean, Brazilian, Peruvian and Argentine hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 32(a) to our Consolidated Financial Statements.

For example, in Brazil there is potential liability for personal injury, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of operations or our being subjected to administrative, civil and criminal penalties, which could have a material adverse effect on our financial condition and expected results of operations. We expect to also operate in a consortium in some of our concessions, which, under the Brazilian Petroleum Law, establishes joint and strict liability among consortium members, and failure to maintain the appropriate licenses may result in fines from the ANP, ranging from R$10 to R$500 million. In addition, there is a contractual requirement in Brazilian concession agreements regarding local content, which has become a significant issue for oil and natural gas companies operating in Brazil given the penalties related with breaches thereof. The local content requirement will also apply to the production sharing contract regime. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

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

In 2016, the Colombian government and the Revolutionary Armed Forces of Colombia (FARC) signed a peace agreement, pursuant to which the FARC agreed to demobilize its troops and to hand over its weapons to a United Nations mission within 180 days. Our business, financial condition and results of operations could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to current peace agreements and negotiations with other groups, including the ELN, which may result in legislation that increases our tax burden or that of other Colombian companies.

ELN has targeted crude oil pipelines in Colombia, including the Caño Limón-Coveñas pipeline, and other related infrastructure, disrupting the activities of certain oil and natural gas companies and resulting in unscheduled shut-downs of transportation systems. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on our business, which may affect our employees or assets.

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

Our common shares began to trade on the New York Stock Exchange (the “NYSE”) on February 7, 2014, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our company will maintain an active trading market on the NYSE, or how liquid that market will be in the future.

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

We have never declared or paid, and do not expect to pay in the foreseeable future, cash dividends on our common shares, and, consequently, your only opportunity to achieve a return on your investment is if the price of our stock appreciates.

We have never paid, and do not expect to pay in the foreseeable future, cash dividends on our common shares. Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. Due to losses resulting from the oil price decline, accumulated losses amount to US$283.9 million as of December 31, 2017.

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

We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract, including our and their agreements with LGI, in making distributions to us.

As a holding company, our only material assets are our cash on hand, the equity interests in our subsidiaries and other investments. Our principal source of revenue and cash flow is distributions from our subsidiaries. Thus, our ability to service our debt, finance acquisitions and pay dividends to our stockholders in the future is dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are and will be separate legal entities, and although they may be wholly-owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, distributions or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ financing and joint venture agreements, availability of sufficient funds in such subsidiaries and applicable state laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, our ability to grow, pursue business opportunities or make acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business could be materially limited.

We may not be able to fully control the operations and the assets of our joint ventures and we may not be able to make major decisions or take timely actions with respect to our joint ventures unless our joint venture partners agree. For example, we have entered into a shareholders’ agreement and members’ agreement with LGI in Chile and Colombia, respectively, that set the bases for the amount of dividends to be declared or returned to us, certain aspects related to the management of our Chilean and Colombian businesses, respectively, the incurrence of indebtedness, liens and our ability to sell certain assets. See “—Risks relating to our business—LGI, our strategic partner in Chile and Colombia, may not consent to our taking certain actions or may eventually decide to sell its interest in our Chilean and Colombian operations to a third party.” We may, in the future, enter into other joint venture agreements imposing additional restrictions on our ability to pay dividends.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 60,596,219 common shares were outstanding as of December 31, 2017. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

Provisions of the Notes due 2024 could discourage an acquisition of us by a third party.

Certain provisions of the Notes due 2024 could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of a fundamental change, holders of the Notes due 2024 will have the right, at their option, to require us to repurchase all of their notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts, if any) to the date of purchase. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our common shares of an opportunity to sell their common shares at a premium over prevailing market prices.

Certain shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, Mr. Jamie Coulter, director, and Mr. Juan Cristóbal Pavez, director, control 32.3% of our outstanding common shares as of March 15, 2018, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Item 10. Additional Information—H. Documents on display.”

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

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and for as long as we continue to be an “emerging growth company” we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act. We cannot predict if investors will find our common shares less attractive because we will rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

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

We have evaluated our internal controls for our financial reporting and have determined our controls were effective for the fiscal year ended December 31, 2017. As long as we qualify as an “emerging growth company” as defined by the JOBS Act, we will not be required to obtain an auditor’s attestation report on our internal controls in future annual reports on Form 20-F as otherwise required by Section 404(b) of the Sarbanes-Oxley Act. Accordingly, our independent registered public accounting firm did not perform an audit of our internal control over financial reporting for the fiscal year ended December 31, 2017. Had our independent registered public accounting firm performed an attestation on our internal control over financial reporting, it is possible that their opinion on our internal controls could have differed from ours which could harm our reputation and share value.

There are regulatory limitations on the ownership and transfer of our common shares which could result in the delay or denial of any transfers you might seek to make.

The Bermuda Monetary Authority (the “BMA”), must specifically approve all issuances and transfers of securities of a Bermuda exempted company like us unless it has granted a general permission. We are able to rely on a general permission from the BMA to issue our common shares, and to freely transfer our common shares as long as the common shares are listed on the NYSE and/or other appointed stock exchange, to and among persons who are non-residents of Bermuda for exchange control purposes. Any other transfers remain subject to approval by the BMA and such approval may be denied or delayed.

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

General

We were incorporated as an exempted company pursuant to the laws of Bermuda as GeoPark Holdings Limited in February 2006. On July 30, 2013, our shareholders approved a change in our name to GeoPark Limited, effective from July 31, 2013. We maintain a registered office in Bermuda at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our principal executive offices are located at Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile, telephone number +562 2242 9600, Street 94 N° 11-30, 8, 9, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337, and Florida 981, 1st floor, Buenos Aires, Argentina, telephone number +5411 4312 9400. Our website is www.geo-park.com. The information on our website does not constitute part of this annual report.

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Peru and Argentina. We are focused on Latin America because we believe it is one of the most important regions globally in terms of hydrocarbon potential, with less presence of independent E&P companies compared to the United Stated and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 27.6 mboepd during the year ended December 31, 2017, of which 79%, 10% and, 11% were, respectively, in Colombia, Chile, and Brazil, and of which 83% was oil. As of the third quarter of 2017, we were ranked as the second largest private oil operator in Colombia, where we made the largest new oil field discovery in the last 20 years. We are the first private oil and gas operator in Chile and we are operating the inaugural project of Petroperu in its return to the upstream business in Peru. We partnered with Petrobras in one of Brazil’s largest producing gas fields and we have recently increased our activities in Argentina with a new oil field discovery and project acquisition.

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

We believe that our risk and capital management policies have enabled us to compile a geographically diverse portfolio of properties that balances exploration, development and production of oil and gas. These attributes have also allowed us to raise capital and to partner with premier international companies. Most importantly, we believe we have developed a distinctive culture within our organization that promotes and rewards trust, partnership, entrepreneurship and merit. Consistent with this approach, all of our employees are eligible to participate in our long-term incentive program, which is the Performance-Based Employee Long-Term Incentive Program. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Compensation—Performance-Based Employee Long-Term Incentive Program.”

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

In 2006, after demonstrating our technical expertise and committing to an exploration and development plan, we obtained a 100% operating working interest in the Fell Block from the Republic of Chile. Also in 2006, the International Finance Corporation (the “IFC”), a member of the World Bank Group, became one of our principal shareholders, and we listed our common shares on AIM, a market operated by the London Stock Exchange plc, in an initial public offering of common shares outside the United States. Subsequently, in 2008 and 2009, we issued and sold additional common shares outside the United States.

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

In the first quarter of 2012, we moved into Colombia by acquiring three privately held E&P companies: (i) Winchester Oil and Gas S.A., a Colombian branch of a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS (“Winchester”), (ii) La Luna Oil Company Limited S.A., a sociedad anónima incorporated under the laws of Panama, which merged into GeoPark Colombia SAS (“Luna”) and (iii) GeoPark Cuerva LLC, a limited liability company incorporated under the laws of the state of Delaware, which merged into GeoPark Colombia SAS (“Cuerva”). These acquisitions provided us with an attractive platform in Colombia that currently includes working interests and/or economic interests in 6 blocks located in the Llanos and Magdalena Basins. We have also a right to acquire and operate 85% of the Tiple Block in Colombia, subject to drilling an exploratory well resulting in a commercial discovery.

In December 2012, LGI acquired a 20% equity interest in GeoPark Colombia by making a US$14.9 million capital contribution and assuming the existing debt for an amount of US$4.9 million and the commitment to provide additional funding to cover LGI’s share of required future investments in Colombia. Our agreement with LGI in Colombia allows us to earn back up to 12% equity participation in GeoPark Colombia, depending on the success of our operations in Colombia. See “Item 10. Additional Information—C. Material contracts.” We believe our partnership with LGI represents a positive independent assessment and validation of the quality of our Chilean and Colombian asset inventory, the extent of our technical and operational expertise and the ability of our management to structure and effect significant transactions.

In February 2013, we issued US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020. We repurchased US$284.0 million aggregate principal amount of the outstanding Notes due 2020 in September 2017 and redeemed the remaining US$16.0 million aggregate principal amount outstanding in October 2017.

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

In October 2014, we entered into an agreement to expand our footprint into Peru through the acquisition of Morona Block in a joint operation with Petroperu. Petroperu awarded a 75% working interest in and operatorship of the Morona Block to us. The agreement was subject to regulatory approval, which was completed in December 2016, as described below.

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

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior secured notes due 2024. The net proceeds from the Notes were used by us (i) to make a capital contribution to our wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile, providing it with sufficient funds to fully repay the 7.50% senior secured notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in Neuquen basin in Argentina, and to repay existing indebtedness, including the Itaú loan. Additionally, we were awarded one exploratory block in the Brazilian ANP Bid Round 14 in the Potiguar Basin.

In December 2017, we agreed to purchase from Pluspetrol, a private oil and gas company with strong presence across Latin America, a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. We entered into an asset purchase agreement with Pluspetrol, dated December 18, 2017 (the “APA”). The transaction closed on March 27, 2018.

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

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2017. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	The Tiple Block is subject to drilling an exploratory well resulting in a commercial discovery. See “—Our operations—Operations in Colombia.”

(2)	The PN-T-597 is still subject to the entry into the concession agreement and absence of legal impediments, by the ANP in the Parnaíba Basin. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2017.

	For the year ended December 31, 2017(1)
Country	Oil (mmbbl)	Gas (bcf)	Oil equivalent (mmboe)	% Oil	Revenues (in thousands of US$)	% of total revenues
Colombia	65.5	-	65.5	100%	263,076	80%
Chile	4.1	20.0	7.5	55%	32,738	10%
Brazil	0.1	23.8	4.0	3%	34,238	10%
Peru	18.7	-	18.7	100%	—	-%
Total	88.4	43.8	95.7	92%	330,052	100%

(1)	Does not include Argentina, as reserves in Argentina have not been declared commercially viable as of December 31, 2017.

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 20% for production in the period from 2013 to 2017, as measured by boepd in the table below.

	For the year ended December 31,
	2017	2016	2015	2014	2013
Average net production (mboepd)	27.6	22.4	20.4	19.7	13.5
% oil	83%	75%	74%	74%	82%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2017.

	Average daily production
	For the year ended December 31, 2017
	Colombia	Chile	Brazil	Argentina	Total
Oil production
Total crude oil production (bopd)	21,718	1,000	42	4	22,764
Natural gas production
Total natural gas production (mcf/day)	414	11,317	17,209	—	28,940
Oil and natural gas production
Total oil and natural gas production (mboed)	21,787	2,885	2,910	4	27,586

Our assets

We have a well-balanced portfolio of assets that includes working and/or economic interests in 24 hydrocarbon blocks, 23 of which are onshore blocks, including 7 in production as of December 31, 2017. Our assets give us access to more than 5 million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2017, the blocks in Colombia, Chile, Brazil and Peru in which we have a working interest had 95.7 mmboe of net proved reserves, with 68%, 8%, 4% and 20% of such net proved reserves located in Colombia, Chile, Brazil and Peru, respectively.

We produced a net average of 27.6 mboepd during the year ended December 31, 2017 of which 79%, 10%, and 11%, were in Colombia, Chile and Brazil, respectively, and of which 83% was oil.

We are the operator of a majority of the blocks in which we have a working interest.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil- and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions.

•	Chile. In 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block we performed active exploration and development drilling that resulted in multiple oil and gas discoveries.

•	Colombia. In 2012, we acquired assets in Colombia at attractive prices, which gave us access to exploratory and productive acres with high prospects. In the Llanos Basin, we pioneered a new play type combining structural and stratigraphic traps. As a result, in the Llanos 34 Block our average daily production has grown from 0 at the time of acquisition to more than 24,200 bopd as of December 31, 2017. During 2016, following the successful appraisal drilling in the Tigana and Jacana oil fields, we materially increased the field size.

•	Brazil. In 2014, we acquired Rio das Contas, which gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manati and Camarão Norte Fields in the Camamu-Almada Basin in the State of Bahia, which has consistently self-funded its operations. The Manati Field has provided up to 4.5% of total gas produced in Brazil.

•	Argentina. During 2014, GeoPark and Pluspetrol were awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). In 2015, we acquired a 50% working interest in Block CN-V in Mendoza from Wintershall Energía S.A. On December 18, 2017, we executed an asset purchase agreement (the “APA”) with Pluspetrol, a private oil and gas company with strong presence across Latin America, to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. Closing of the transaction occurred on March 27, 2018.

•	Peru. In December 2016, we expanded our footprint into Peru by acquiring the Morona Block in a joint venture with Petroperú. The Morona Block contains the Situche Central proven oil field, which we believe offers extensive exploration potential with several potential high impact prospects and plays. See “—Our operations—Operations in Peru.”

Strong cash flow

We benefit from strong cash flow from operating activities. For the year ended December 31, 2017, cash provided by operating activities was US$142.2 million. Our cash flow from operating activities plays a significant role in funding our capital expenditures.

Significant drilling inventory and resource potential from existing asset base

Our portfolio includes large land holdings in high-potential hydrocarbon basins and blocks with multiple drilling leads and prospects in different geological formations, which provide several attractive opportunities with varying levels of risk. Our drilling inventory and our development plans target locations that provide attractive economics and support a predictable production profile, as demonstrated by our recent expansions in Colombia and Peru.

Our geoscience team continues to identify new potential accumulations and expand our inventory of prospects and drilling opportunities.

Platform and Funding

We are focused on continued growth utilizing a disciplined capital structure and a conservative financial philosophy. Due to the volatile nature of commodity prices, fiscal discipline and a focus on disciplined capital structure are critical to our business. Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, each country, has a local team running the business who recommends and advocates for the projects they want to move forward. The corporate team then ranks all of the projects based on economic, technical and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, the corporate team decides the amount of capital to be invested and allocates that capital to the highest value-adding projects. As an example, for the 2018 capital allocation process, over 100 projects were presented with a final selection of 50 which comprise our 2018 work program, under the preliminary base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities.

We generated US$142.2 million and US$82.9 million in cash from operations in the years ended December 31, 2017 and 2016, respectively, and had US$134.8 million and US$73.6 million of cash and cash equivalents as of December 31, 2017 and 2016, respectively.

As of December 31, 2017, we had US$426.2 million of total outstanding indebtedness and over 99% of our debt had a maturity of 2024.

In February 2013, we issued US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020 (the “Notes due 2020”). We repurchased US$284.0 million aggregate principal amount of the outstanding Notes due 2020 in September 2017, and redeemed the remaining US$16.0 million aggregate principal amount outstanding in October 2017.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In March 2014, we borrowed US$70.5 million pursuant to a five-year term variable interest secured loan, secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras, equal to 6-month LIBOR + 3.9% to finance part of the purchase price of our Rio das Contas acquisition. In March 2015, we reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$15 million), which were divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate equal to the 6-month LIBOR + 4.0%. The loan was fully repaid in September 2017.

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production to Trafigura. The offtake agreement also provides us with prepayment of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. Following subsequent amendments, the availability period under the prepayment agreement was extended until September 30, 2017.

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior secured notes due 2024 (the “Notes due 2024”). The Notes due 2024 contain incurrence-based limitations on the amount of indebtedness we can incur See “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness—Notes due 2024—Covenants.”

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

Our CEO, Mr. James Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 15, 2018, Mr. Park held 13.0% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of March 15, 2018, Mr. O’Shaughnessy held 11.9% of our outstanding common shares.

Our management and operating team has an average experience in the energy industry of more than 25 years in companies such as Chevron, ENAP, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 15, 2018, our executive directors, management and employees (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned 1.7% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

Long-term strategic partnerships and strong strategic relationships, such as with LGI, provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In March 2010, we entered into a framework agreement with LGI, a Korean conglomerate, to establish a strategic growth partnership to jointly acquire and invest in oil and natural gas projects throughout Latin America. In May 2011, our partnership with LGI was strengthened by LGI’s acquisition of a 10% equity interest in our existing Chilean operations. In October 2011, LGI acquired an additional 10% equity interest in GeoPark Chile and a 14% equity interest in GeoPark TdF, and agreed to provide additional financial support for the further development of the Tierra del Fuego Blocks. In December 2012, LGI acquired a 20% equity interest in our Colombian business. As of the date of this annual report, we believe we are the only independent E&P company in which LGI has equity investments in Latin America. See “—Significant Agreements—Agreements with LGI” for additional information relating to these agreements.

In addition, the IFC has been one of our shareholders since 2006, holding a 5.7% equity interest in us as of December 31, 2017. In Chile, we believe we have strong long-term commercial relationships with Methanex and ENAP, and in Colombia, we believe we have developed a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company. In Brazil, we believe we will continue to derive benefit from the long-term relationship GeoPark Brazil has with Petrobras.

On February 26, 2018, we announced the formation of a new long-term strategic partnership to jointly acquire, invest in, and create value from upstream oil and gas projects with the objective of building a large-scale, economically-profitable and risk-balanced portfolio of assets and operations across Latin America with the ONGC Videsh, the wholly-owned subsidiary and international arm of Oil and Natural Gas Corporation Limited (“ONGC”), India’s national oil company.

2018 Strategy and Outlook

Oil prices were volatile since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2018 capital expenditure program.

Our preliminary base capital program for 2018 considers a reference oil price assumption of US$50-55 per barrel and calls for approximately US$100-110 million to fund our exploration and development, which we intend to fund through cash flows from operations and cash-in-hand, to be allocated approximately as follows:

•	Colombia: US$85-90 million. Focus on Llanos 34 Block to develop, appraise and further explore potential of the Tigana/Jacana oil play and target new exploration prospects in Llanos 34 block.

•	Chile: US$1-2 million. Focus on business optimization as well as environmental and unconventional studies in the Fell Block.

•	Brazil: US$3-4 million. Focus on exploration drilling in onshore blocks.

•	Argentina: US$5-8 million. Focus on exploration drilling in CN-V, Sierra del Nevado and Puelen blocks in the Neuquen Basin.

•	Peru: US$6-9 million. Focus on environmental impact studies and preliminary engineering works and facilities in the Morona block.

In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption below US$50 per barrel and consists of an alternative capital expenditure program of approximately US$50 million-US$90 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption of US$60 per barrel or higher and consists of an alternative capital expenditure program of approximately US$120 million-US$150 million to be selected from identified projects designed to increase reserves and production.

Continue to grow a risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. In general, when we enter a new country we look for a mix of three elements: (i) producing fields, or existing discoveries with near-term possibility of production, to generate cash flows; (ii) an inventory of adjacent low-risk prospects that can offer medium-term upside for steady growth; and (iii) a periphery of higher-risk projects which have a potential to generate significant upside in the long run.

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

Maintain financial strength

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

Our cash flow generation is complemented by our financial hedging program. During 2016 and 2017, we entered into derivative financial instruments to manage our exposure to oil price risk. The purpose of our hedging strategy is to establish minimum oil prices to secure stable cash flow and the execution of our work program. For the period commencing January 2017 to December 2017, we hedged 12,000 bopd through a zero premium collar structure with a minimum average Brent price of US$52 per barrel and a maximum average price of US$58 per barrel, representing 53% of our oil production for that period. For the period from January 2018 to March 2018, we have secured 13,000 bopd with a minimum average price of US$51.4 per barrel and a maximum average price of US$52.8 per barrel via zero premium collars and three-way hedges (US$10/bbl wide put spread and call). For the period from April 2018 to June 2018, we have secured 10,000 bopd with a minimum average price of US$52.4 per barrel and a maximum average price of US$60.3 per barrel via zero premium collars and three-way hedges (US$10/bbl wide put spread and call). For the period commencing July 2018 to September 2018, we have secured 5,000 bopd with a minimum average price of US$53 per barrel and a maximum average price of US$69 per barrel via zero premium three-way hedges (US$10/bbl wide put spread and call).

We believe that by maintaining a disciplined capital structure and conservative financial philosophy, including limiting our debt incurrence to specified projects with repayment sources and our use of financial hedges, we are positioned to maintain sufficient liquidity and remain flexible in volatile commodity price environments. Our financial flexibility also gives us the ability to pursue new opportunities through future potential acquisitions.

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, and we have grown to become the second largest private operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve growth corresponding to PV-10 of US$814 million as of December 31, 2017. Our enhanced regional portfolio, primarily in investment-grade countries, and strong partnerships position us as a regional consolidator. We intend to continue to grow through strategic acquisitions and potentially in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil- and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

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

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow, us to leverage our unique culture, focus on excellence and our talented technical, operating and management teams. For example, as commodity prices were projected to decline throughout 2015, we announced in the first quarter of 2015 a decision to shift our development plan primarily to our operations in the Llanos 34 Block to focus on the Llanos Basin, which had demonstrated strong returns on capital. Our operating team reacted quickly to pivot our operations that were unburdened by drilling obligations and worked with our service partners to coordinate a smooth and efficient transition to a new plan. This has enabled us to control production costs, as our average operating costs for the Llanos 34 Block were US$4.3 per boe for the year ended December 31, 2017.

Maintain our commitment to environmental, safety and social responsibility

A major component of our business strategy is our focus on and commitment to our environmental and social responsibilities, in line with the IFC’s standards. We see this as a fundamental element of ensuring long term business initiatives. We are committed to minimizing the impact of our projects on the environment and aim to create mutually beneficial relationships with the local communities in which we operate in order to enhance our ability to create sustainable value in our projects. These commitments are embodied in our in-house designed Environmental, Health, Safety and Security management program, which we refer to as “S.P.E.E.D.” (Safety, Prosperity, Employees, Environment and Community Development). Our S.P.E.E.D. program was developed in accordance with several international quality standards, including ISO 14001 for environmental management issues, OHSAS 18001 for occupational health and safety management issues, ISO 26000 for social accountability and workers’ rights issues, and applicable World Bank standards. See “—Health, safety and environmental matters.”

During 2016, we began the process of certifying ISO 14001 through programs related to the efficient use of natural resources and compliance with environmental regulation. We have also provided training to our staff and the communities in which we operate with respect to these matters.

In August 2017, we obtained the certification ISO 14001:2015 for our Environmental Management Process (“SGA”) with the following scope: “Design, construction, operation, maintenance, modernization and dismantlement of GeoPark Colombia S.A.S.’s facilities, for the performance of exploration and oil and gas production activities in the Llanos 34 and VIM-3 blocks, with a commitment to continuously improve our processes.”

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 24 hydrocarbon blocks, 23 of which are onshore blocks, including 7 in production as of December 31, 2017, as well as in an additional shallow-offshore concession in Brazil that includes the Manati Field. In addition, we have one concession in Brazil, the PN-T-597 Block that is subject to the entry into the concession agreement by the ANP. We also have the right to acquire and operate 85% of the Tiple Block in Colombia, subject to drilling an exploratory well resulting in a commercial discovery.

Operations in Colombia

Our Colombian assets currently give us access to more than 248,300 gross exploratory and productive acres across 6 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth in our oil production and proved reserves in Colombia, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block, which as of December 31, 2017 accounts for 95% of our production and 99% of our proved reserves in Colombia.

The table below shows average production and proved oil reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Average net production (mboepd)	21.8	15.5	13.2
Net proved reserves at year-end (mmbbl)	65.5	37.3	30.4

Highlights of the year ended December 31, 2017 related to our operations in Colombia included:

•	Successful drilling campaign with 19 gross wells drilled and put into production in the Jacana and Tigana oil fields in the Llanos 34 Block;

•	Discovery of the new Chiricoca oil field, following the successful drilling and testing of the Chiricoca 1 exploration well;

•	Discovery of the new Jacamar oil field, located in a fault trend southeast of the Tigana/Jacana oil fields, following the successful drilling and testing of the Jacamar 1 exploration well. The well is producing from the Guadalupe formation. Oil shows during drilling and petrophysical analysis also indicate the potential for hydrocarbon production in the shallower Mirador and the deeper Gacheta formations;

•	Discovery of the new Curucucu oil field, following the successful drilling and testing of the Curucucu 1 exploration well. To minimize surface construction costs and share production facilities, the Curucucu 1 exploration well was drilled from an existing well pad in the Jacamar oil field. The well was drilled with a horizontal extension of more than 9,000 feet, representing a record for the Llanos 34 block;

•	Average net production increased by 41%, to 21.8 mboepd in 2017 from 15.5 mboepd in 2016;

•	Proved oil reserves increased by 76% to 65.5 mmbbls at year-end 2017, from 37.3 mmbbls at year-end 2016 after producing 7.2 mmbbl;

•	Capital expenditures increased by 205% to US$80.0 million in 2017 from US$26.2 million in 2016; and

•	Maintenance of production and operating costs levels per barrel from US$5.4 in 2016 to US$5.6 in 2017.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

The Tiple Block is subject to drilling an exploratory well resulting in a commercial discovery.

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2017.

Block	Gross acres (thousand acres)	Working interest(1)		Partners(2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Llanos 34	82.2	45.0%		Parex	GeoPark	63.6	20,676	Llanos	Exploration: 2017 Exploitation: 2039
La Cuerva	24.5	100.0%		—	GeoPark	1.1	585	Llanos	Exploration: 2014 Exploitation: 2038
Yamú	5.6	89.5/100	%(4)	—	GeoPark	0.7	267	Llanos	Exploration: 2013 Production: 2036
Llanos 32	57.0	12.5%		Parex	Parex	0.1	209	Llanos	Exploration: 2015 Exploitation: 2039
VIM-3	46.9	100%		—	GeoPark	—	—	Magdalena	Exploration: 2021 Exploitation: 2045

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI currently has a 20% direct equity interest in our Colombian operations through GeoPark Colombia SAS. However, we can earn back up to 12% additional equity interests in GeoPark Colombia depending on the success of our Colombian operations. See “—Significant Agreements—Agreements with LGI—LGI Colombia Agreements.”
(2)	Partners with working interests.
(3)	As of December 31, 2017.
(4)	Although we are the sole title holder of the working interest in the Yamú Block, other parties have been granted economic interests in fields in this block. Taking those other parties’ interests into account, we have a 89.5% interest in the Carupana Field and a 100% interest in the Yamú and Potrillo Fields, both located in the Yamú Block.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2017.

Block	Gross acres (thousand acres)	Economic interest(1)	Operator	Production (boepd)	Basin
Abanico	32.1	10%	Pacific	50	Magdalena

(1)	Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

Eastern Llanos Basin: (Llanos 34, La Cuerva, Yamú, Llanos 32, Abanico, and VIM-3 Blocks)

The Eastern Llanos Basin is a Cenozoic Foreland basin in the eastern region of Colombia. Two giant fields (Caño Limón and Castilla), three major fields (Rubiales, Apiay and Tame Complex) and approximately fifty minor fields had been discovered. The source rock for the basin is located beneath the east flank of the Eastern Cordillera, as a mixed marine-continental shale basinal facies of the Gachetá formation. The main reservoirs of the basin are represented by the Paleogene Carbonera and Mirador sandstones. Within the Cretaceous sequence, several sandstones are also considered to have good reservoirs.

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 82,200 gross acres (333 sq. km). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at the time had no production, reserves or wells drilled on it, and with 210 sq. km of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2017 we engaged in exploration and development activities that resulted in multiple new oil fields discovered and increased production and proved reserves year by year. Average net production in 2017 was 20,676 bopd and net reserves of 63.6 mmbbl. The remaining commitment amounts to US$6.3 million at our working interest. As of the date of this annual report, we are awaiting the ANH’s approval of US$3.3 million related to one well already drilled that was presented as fulfilment of the commitment to be performed before September 2019.

Our partner in the Llanos 34 Block is Parex, which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant Agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

La Cuerva Block. We are the operator of, and have a 100% working interest in, the La Cuerva Block, which covers approximately 24,500 gross acres (99.1 sq. km). Due to the impact of low oil prices, we temporarily ceased operations in some fields during 2015 and 2016. Average net oil production in 2017 was 585 bopd. As of February 28, 2018, 22 wells were productive. We operate in the block pursuant to an E&P Contract with the ANH.

Yamú Block. We are the operator of, and have a 100% working interest in, the Yamú Block, which covers approximately 5,588 gross acres (22.6 sq. km). Economic rights to certain fields in the Yamú Block have been granted to other parties. In May 2013, we successfully drilled and completed the Potrillo 1 well. For the year ended December 31, 2017, our average net production was 267 bopd. We resumed operations in this block in March 2017.

Llanos 17 Block. We had a 40% working interest in the Llanos 17 Block, which covered approximately 108,800 gross acres (440 sq. km) pursuant to an E&P Contract with the ANH. In October 2017, ANH confirmed that the contract was liquidated.

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block, as a result of our acquisition of an additional 2.5% interest on August 22, 2017. The Llanos 32 Block covers approximately 57,000 gross acres (230.7 sq. km). Parex is the operator of this block, and has a 70% working interest. Pluspetrol has a 20% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2017, our average net production in the Llanos 32 Block was 209 bopd. The remaining commitment related to this block is to drill one exploratory well before August 2018 amounting to US$0.6 million at our working interest.

Jagüeyes 3432A Block. We had a 5% working interest in the Jagüeyes 3432A Block, which covered approximately 61,000 acres (247 sq. km). In December 2017, ANH confirmed that the contract was liquidated.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Pacific is the operator of, and has a 100% working interest in, the Abanico Block, which covers an area of approximately 32,100 gross acres. We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific, who subsequently assigned its participation interest to Cespa de Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

VIM-3 Block. On July 23, 2014 we were awarded a new exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. We are entitled to operate the block, in which we have a 100% working interest. The VIM-3 Block is located in the Lower Magdalena Basin, covering an area of approximately 225,000 acres. Our winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of 200 sq. km of 2D seismic data acquisition and drilling one exploratory well, with a total estimated investment of US$22.3 million during the initial exploratory period ending February 2019. On June 21, 2017, ANH approved our relinquishment of 79.15% of the VIM 3 Block area. The remaining area will cover 46,881 acres and the commitments described above are not affected.

Operations in Chile

Our Chilean assets currently give us access to 808,000 of gross exploratory and productive acres across 5 blocks in a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

Our Chilean blocks are located in the provinces of Ultima Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil- and gas-producing area. As of December 31, 2017, the Magallanes Basin accounted for all of Chile’s oil and gas production. Although this basin has been in production for over 60 years, we believe that it remains relatively underdeveloped.

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

Highlights of the year ended December 31, 2017 related to our operations in Chile included:

•	Average net oil and gas production declined to 2,885 boepd in 2017 from 3,874 boepd in 2016;

•	Proved oil and gas reserves decreased by 40% to 7.5 mmboe at year-end 2017, from 12.6 mmboe at year-end 2016 after producing 1.0 mmboe;

•	Capital expenditures were increased by 31% to US$10.2 million in 2017 from US$7.8 million in 2016; and

•	Drilling and completion of the Uaken 1 exploration well to a total depth of 3,658 feet. The Uaken gas field discovery in the shallower El Salto formation provides additional low-cost production and creates a new gas play across the Fell block that can be tested in identified leads and prospects. In addition, there are multiple wells in already discovered oil and gas fields within the Fell block that can be re-entered to test this formation.

•	Successful cost reduction efforts impacting production and operating costs that represented a 5% reduction, to US$21.0 million in 2017 as compared to US$22.2 million in 2016.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2017.

Block	Gross acres (thousand acres)	Working interest (1)		Partners (2)	Operator	Net proved reserves (mmboe)(3)	Production (boepd)	Basin	Concession expiration year
Fell	367.8	100%		—	GeoPark	7.3	2,835	Magallanes	Exploitation: 2032
Tranquilo	92.4	50%		Pluspetrol	GeoPark	—	—	Magallanes	Exploitation: 2043
Isla Norte	97.7	60	%(4)	ENAP	GeoPark	—	—	Magallanes	Exploration: 2021 Exploitation: 2044
Campanario	144.2	50	%(4)	ENAP	GeoPark	—	—	Magallanes	Exploration: 2021 Exploitation: 2045
Flamenco	105.9	50	%(4)	ENAP	GeoPark	0.2	50	Magallanes	Exploration: 2021 Exploitation: 2044

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block. LGI has a 20% direct equity interest in our Chilean operations through GeoPark Chile. See “—Significant Agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”
(2)	Partners with working interests.
(3)	As of December 31, 2017.
(4)	LGI has a 14% direct equity interest in our Tierra del Fuego operations through GeoPark TdF and a 20% direct equity interest in GeoPark Chile, for a total effective equity interest of 31.2% in our Tierra del Fuego operations. See “—Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)” and “—Significant Agreements—Agreements with LGI—LGI Chile Shareholders’ Agreements.”

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km of 3D seismic surveys and drilled 117 exploration and development wells. In the year ended December 31, 2017, we produced an average of 2,835 boepd, in the Fell Block, consisting of 54% oil.

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

During 2015, although there were no wells drilled, we put into production a new gas field, Ache, that was discovered in 2014. During 2016, we successfully drilled the Pampa Larga 16 well and continued focusing on maintaining production levels and reducing production and operating costs. During 2017, we drilled three wells; two of them were put into production (Kimiriaike 4 and Uaken X-1) and the remaining well (Ache-3) is still under evaluation. In addition, we continued to focus on maintaining production levels and reducing production and operating costs.

The Fell Block also contains the Estratos con Favrella shale reservoir, which we believe represents a high-potential, unconventional resource play for shale oil, as a broad area within Fell Block (1,000 sq. km) which appears to be in the oil window for this play.

In February 2018, Methanex announced the reopening of their second plant in Punta Arenas, which is estimated to reopen by the end of the third quarter of 2018.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In the first and second quarters of 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego province of Chile. We are the operator of all three of these blocks, with working interests of 60%, 50% and 50%, respectively. We believe that these three blocks, which collectively cover 347,700 gross acres (1,407 sq. km) and are geologically contiguous to the Fell Block, represent strategic acreage with resource potential. We have committed to paying 100% of the required minimum investment under the CEOPs covering these blocks, in an aggregate amount of US$101.4 million through the end of the first exploratory periods for these blocks, which occurred in November 2015 for the Flamenco Block, in May 2017 for the Isla Norte Block and in July 2017 for the Campanario Block, which includes our covering of ENAP’s investment commitment corresponding to its working interest in the blocks. Under Article 5.3 of CEOP, at the end of the first exploration period, the contractor defines the area to be retained and we were required to return to the state at least 25% of the original area of the contract. The first exploration period of Isla Norte and Campanario Blocks ended in 2017, at which point we relinquished 80.6 gross acres (583 sq. km).

Isla Norte Block. We are the operator of, and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 97,650 gross acres (395 sq. km). As of March 2018, we had completed 100% of the committed 350 sq. km of 3D seismic surveys and drilled one exploratory well, which represents the first oil discovery within the block. As of the date of this annual report, outstanding investment commitments of US$2.9 million related to this block correspond to two exploratory wells to be executed before May 7, 2019.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 144,150 gross acres (583 sq. km). As of March 31, 2018, we had completed 100% of the committed 578 sq. km of 3D seismic surveys and have also drilled five exploratory wells, including the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in addition to one development well. As of the date of this annual report, outstanding investment commitments of US$4.8 million related to this block correspond to three exploratory wells to be executed before July 10, 2019.

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The block covers approximately 105,900 gross acres (428 sq. km). In June 2013, we discovered a new oil and gas field in the block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. As of March 31, 2018, we had completed 100% of the committed 570 sq. km of 3D seismic surveys. We have also committed to drilling ten wells during the first exploration period under the CEOP governing the Flamenco Block. In the year ended December 31, 2017, we produced an average of 50 boepd in the Flamenco Block.

On June 30, 2017, the Chilean Ministry accepted our proposal to extend the second exploratory period for an additional period of 18 months. As of the date of this annual report, outstanding investment commitments related to this block correspond to 1 exploratory well until May 7, 2019 for US$2.1 million, to be assumed 100% by us.

Otway and Tranquilo Blocks

In relation to the Otway Block, we have informed the Ministry of Energy the termination of the CEOP due to the fact that the two provisional areas of Tatiana and Cabo Negro have expired in September and October 2017, respectively. There were no pending obligations at the end of the CEOP.

We are the operator of the Tranquilo Block.

In the Tranquilo Block, as of December 31, 2017, we had a 50% working interest alongside our partner Pluspetrol.

In the Tranquilo Block we completed a seismic program consisting of 163 sq. km of 3D seismic and 371 sq. km of 2D seismic survey work, and drilled four wells, including the Palos Quemados and Marcou Sur well. We discovered gas in the El Salto formation of the Palos Quemado well. At the Palos Quemados well, we completed a 22-week commercial feasibility test aimed at defining its productive potential. As the test was not conclusive, we were granted permission by the Chilean Ministry of Energy to extend the testing period for an additional six months. Upon such testing period, we kept 4 provisional protection areas, which enabled continued analysis of the area prior the declaration of its commercial viability for a period of 5 years. On January 17, 2013, we formally announced to the Chilean Ministry of Energy our decision not to proceed with the second exploratory period and to terminate the exploratory phase of the Tranquilo Block CEOP. Subsequently, we relinquished all areas of the Tranquilo Block, except for a remaining area of 92,417 gross acres, for the exploitation of the Renoval, Marcou Sur, Estancia Maria Antonieta and Palos Quemados Fields, which we have identified as the areas with the most potential for prospects in the block. In November 2017, we proposed to the Ministry of Energy to extend the period to declare the commerciality of discoveries in the areas of Palos Quemados, Maria Antonieta and Marcou Sur for an additional period of 24 months. In February 2018, the Ministry approved our proposal.

Operations in Brazil

Our Brazilian assets currently give us access to 84,300 of gross exploratory and productive acres across 9 blocks (8 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2017 related to our operations in Brazil included:

•	Average net oil and gas production of 2,910 boepd (99% gas) in the year ended December 31, 2017, as compared to 2,930 boepd in 2016;

•	Capital expenditures remained at US$3.6 million in 2017;

•	Praia do Espelho exploration prospect in Reconcavo Basin was drilled to a total depth of 7,654 feet. Main targets, Sergi and Agua Grande formations, were found to be water bearing with reservoir thicknesses of 36 feet and 46 feet, respectively. In addition, 47 feet of reservoir with oil traces were encountered in a secondary target, in the Gomo formation. Following an in-depth geological and geophysical analysis, a decision was made to plug and abandon the well during the second quarter of 2017; and

•	A new block awarded in Round 14 (POT-T-785 Block).

The map below shows the location of our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession and the concessions from bidding rounds 11, 12, 13 and 14.

(1)	The PN-T-597 Block is subject to an injunction and our bid for the concession has been suspended. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

The following table sets forth information as of December 31, 2017 on our concessions in Brazil in which we have a current or future working interest, including the BCAM-40 Concession and the concessions from bidding rounds 11, 12, 13 and 14.

Concession	Gross acres (thousand acres)	Working interest(1)		Partners	Operator	Net proved reserves (mmboe)	Production (boepd)	Basin	Concession expiration year
REC-T 94	7.7	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2020 Exploitation: 2047
POT-T 619	7.9	100%		—	GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
PN-T-597(4)	188.7	100%		—	GeoPark	—	—	Parnaíba	—
SEAL-T-268	7.8	100%		—	GeoPark	—	—	Sergipe Alagoas	Exploration: 2020 Exploitation: 2047
REC-T-93	7.8	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2018 Exploitation: 2045
REC-T-128	7.6	70%		Geosol	GeoPark	—	—	Recôncavo	Exploration: 2018 Exploitation: 2045
POT-T-747	6.9	100	%(5)	—	GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T-882	7.9	100	%(5)	—	GeoPark	—	—	Potiguar	Exploration: 2018 Exploitation: 2045
POT-T-785	7.9	100	%(5)	-	GeoPark	-	-	Potiguar	Exploration: 2023 Exploitation: 2050
BCAM-40	22.8	10%		Petrobras; QGEP; Brasoil	Petrobras	4.0	2,910	Camamu-Almada	Exploitation: 2029(2) - 2034(3)

(1)	Working interest corresponds to the working interests held by our respective subsidiaries, net of any working interests held by other parties in such concession. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(2)	Corresponds to Manati Field.

(3)	Corresponds to Camarão Norte Field.

(4)	PN-T-597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. As of the date of this annual report, confirmation remains subject to final signing and local authority approval. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

(5)	A 30% working interest of proposed partners is subject to ANP approval.

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

The Manati Field is located 65 km south of Salvador, offshore at a 35 meter water depth. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2017, 11 wells had been drilled in the Manati Field, six of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below). In July 2015, we signed an amendment to the existing Gas Sales Agreement with Petrobras that covers 100% of the remaining gas reserves of the Manati Field.

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

Round 11 Concessions

During ANP’s 11th Bid Round, held in May 2013, we were awarded 7 exploratory blocks, of which 2 were in the Reconcavo Basin in the state of Bahia and 5 were in the Potiguar Basin in the state of Rio Grande do Norte. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

In 2016, after fulfilling the committed exploratory commitments and further reevaluation of commercial potential, five exploratory blocks were relinquished to the ANP (REC T 85, POT T 620, POT T 663, POT T 664 and POT T 665).

REC-T 94 Concession

In the REC-T 94 we committed R$17.6 million (approximately US$5.3 million, at the December 31, 2017 exchange rate of R$3.3 to US$1.00) during the first exploratory period consisting of drilling two exploratory wells and 31 sq. km of 3D seismic surveys.

During the year 2014 we executed a 3D seismic survey. Seismic data interpretation in 2015 and 2016 defined two well locations, one of which was drilled in 2017. The estimated remaining commitment amounts to US$0.9 million.

POT-T 619 Concession

In the POT-T 619 Concession we committed investments of R$2.3 million (approximately US$0.7 million at the December 31, 2017 exchange rate of R$3.3 to US$1.00) during the first exploratory period, equivalent to 46 km of 2D seismic work.

During the year 2014 we executed a 2D seismic survey. Seismic data processing was concluded in 2015. After seismic interpretation, we decided to continue to the second exploratory period in September 2016, which lasts for two years with a commitment to drill one exploratory well. The well was drilled during 2018 and was abandoned. There is no pending commitment.

Round 12 Concessions

In November 2013, in the 12th Bid Round, the ANP awarded us two new concessions (the PN-T-597 Concession in the Parnaíba Basin in the State of Maranhão and the SEAL-T-268 Concession in the Sergipe Alagoas Basin) in the State of Alagoas.

For more information, see “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 Concession Agreement in Brazil may not close.”

PN-T-597 Concession

The Parnaiba Basin, which covers an area of approximately 148 million gross acres (600,000 sq. km), is a basin with large underexplored areas. As of December 31, 2017, the basin had two fields in production in the basin.

In the PN-T-597 Concession we committed R$7.7 million (approximately US$2.3 million, at the December 31, 2017 exchange rate of R$3.3 to US$1.00) for the first exploratory period, equivalent to 180 km of 2D seismic.

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

SEAL-T-268 Concession

In the SEAL-T-268 Concession we committed R$1.6 million (approximately US$0.5 million, at the December 31, 2017 exchange rate of R$3.3 to US$1.00) for the first exploratory period. The exploratory phase for this concession is divided into two exploratory periods, the first lasting three years, and the second, which is optional, can last for up to two years. During 2016, an electromagnetic survey acquisition of 70 stations and reprocessing of 58 km of vintage 2D seismic was performed and, after ANP approval of the extension of the first exploratory phase, we will fulfill part of the remaining committed work program that amounts to US$ 0.2 million.

Round 13 Concessions

During ANP’s 13th Bid Round held in October 2015, we were awarded four exploratory concessions, of which two were in the Potiguar Basin in the state of Rio Grande do Norte and two were in the Reconcavo Basin in the state of Bahia. The exploratory phase for these concessions is divided into two exploratory periods, the first of which lasts for three years and the second of which is non-obligatory and can last for up to two years.

POT-T-747 and POT-T-882

The POT-T-747 and POT-T-882 blocks are located in the Potiguar Basin and encompass an area of 14,829 acres (60 square km). Total commitment to the ANP was R$8.5 million (approximately US$2.6 million, at the December 31, 2017 exchange rate of R$3.3 to US$1.00) during the first exploratory period and is equivalent to acquiring 70 km of 2D seismic, and drilling one well. During 2017 3D seismic was reprocessed and a well was drilled in the POT-T-747 block during 2018 and was abandoned. The estimated remaining commitment amounts to US$0.2 million.

REC-T-128 and REC-T-93

Both blocks are part of the Reconcavo Basin and have a combined area of 15,405 acres (62.3 square km). The block REC-T-128 was bid for in partnership with Geosol with a 70% working interest for us and 30% working interest for Geosol. The total commitment to the ANP was R$10.7 million (approximately US$3.2 million at the December 31, 2017 exchange rate of R$3.3 to US$1.00) during the first exploratory period and consists of acquiring 9 km2 of 3D seismic, drilling one well and performing geochemical analysis at two levels.

During 2016, regional interpretation studies were performed in the area. Part of the minimum exploratory program of Block REC-T-93 has been fulfilled and approved by ANP with the 3D regional seismic acquisition which also covered Block REC T 94 (Round 11). During 2017, 3D reprocessing was performed in the REC-T-128 block. The estimated remaining commitment amounts to US$2.9 million.

Round 14 Concessions

During ANP’s 14th Bid Round held in September 2017, we were awarded one exploratory concession, in the Potiguar Basin in the state of Rio Grande do Norte.

POT-T-785

The POT-T-785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras. Total commitment to the ANP was R$1.2 million (US$0.4 million, at the December 31, 2017 exchange rate of R$3.3 to US$1.00) during the first exploratory period and is equivalent to acquiring 4 km2 of 3D seismic, and performing geochemical analysis.

Operations in Peru

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the acquisition of Morona Block in a joint venture with Petroperu.

The Morona Block has DeGolyer and MacNaughton certified net proved reserves of 18.7 mmboe as of December 31, 2017, composed of 100% oil.

The map below shows the location of the Morona Block in Peru.

The table below summarizes information about the block in Peru.

Block	Gross acres (thousand acres)	Working interest(1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Morona	1,881	75%	GeoPark	18.7	—	Marañon	Exploitation: 2038 (3)

(1)	Corresponds to the initial working interest. Petroperu will have the right to increase its working interest in the block by up to 50%, subject to the recovery of our investments in the block through agreed terms in the Petroperu SPA. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”
(2)	Certified by DeGolyer and MacNaughton as of December 31, 2017.
(3)	The concession will expire twenty (20) years after EIA approval.

Morona Block

The Morona Block covers an area of approximately 1,881 thousand gross acres (7,600 sq. km). More than 1 billion barrels of oil have been produced from the surrounding blocks in the Marañon Basin.

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

The goal of the initial two stages is to start production from the two wells already drilled in the field, in order to determine the most effective overall development plan and to begin to generate cash flow. These initial stages require an investment of approximately US$100 million to US$150 million and are expected to be completed by the first half of 2020. We have committed to carry Petroperu, by paying its portion of the required investment in these initial phases. In addition, we are required to cover any capital or operational expenditures of Petroperu associated with the project until December 31, 2020. We expect these expenditures to be substantially reimbursed by Petroperu from revenues associated to future sales.

In accordance with the agreement between us and Petroperu, commitments assumed by GeoPark are subject to certain economical and technical conditions being met.

The third stage, which will be initiated once production has been established, is expected to focus on carrying out the full development of the Situche Central field, including transportation infrastructure.

The exploratory program entails drilling one exploratory well. Exploratory program capital expenditures will be borne exclusively by us. Expected capital expenditures in 2018 for the Morona Block are mainly related to facility maintenance and environmental and engineering studies in order to get the approval of the Development Environmental Impact Study by the end of the year.

Initially we will hold a 75% working interest in the block. However, according to the terms of the agreement, Petroperu has the right to increase its working interest in the block by up to 50%, subject to the recovery of our investments in the block by certain agreed factors.

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

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2017.

The table below summarizes information about the blocks in Argentina in which we have working interests as of December 31, 2017.

Block	Gross acres (thousand acres)	Working interest (1)	Operator	Net proved reserves (mmboe)(2)	Production (boepd)	Basin	Expiration concession year
Puelen	305.4	18%	Pluspetrol	—	—	Neuquén	Exploration: 2020
Sierra del Nevado	1,433.2	18%	Pluspetrol	—	—	Neuquén	Exploration: 2020
CN-V	117.0	50%	GeoPark	—	4	Neuquén	Exploration: 2018

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	As of December 31, 2017.

Highlights of the year ended December 31, 2017 related to our operations in Argentina included:

•	Discovery of the Rio Grande Oeste oil field in CN-V block following the successful drilling and testing of the exploratory well Rio Grande Oeste 1; and

•	Execution of an asset purchase agreement with Pluspetrol to acquire 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks for a total consideration of US$52 million. The blocks include:

o	estimated oil and gas production of approximately 2,700 boepd - 70% light oil and 30% gas;

o	137,000 acres in the Neuquen Basin; and

o	production facilities, including hydrocarbons treatment, storage, and delivery infrastructure.

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

Puelen Block

The Puelen Block covers an area of approximately 305.4 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

Sierra del Nevado Block

The Sierra del Nevado Block covers an area of approximately 1,433.2 thousand gross acres, and is located in the Neuquén Basin in southern Argentina.

We have committed to a minimum aggregate investment of US$6.2 million for our working interest, which includes the work program commitment on both blocks during the first three years of the exploratory period. As of December 31, 2017, the remaining commitments in these blocks for the first exploratory period amount to US$1.2 million at our working interest.

CN-V Block Farm-in Agreement

On July 22, 2015, we signed a farm-in agreement with Wintershall for the CN-V Block in Argentina, which complements our existing acreage in the basin. Wintershall is Germany’s largest oil and gas producer and a subsidiary of BASF Group. We will operate during the exploratory phase and receive a 50% working interest in the CN-V Block in exchange for having drilled one exploratory well before the end of the second quarter of 2017 and to drill another exploratory well before the end of the second exploration period, for a total of US$10 million.

The CN-V Block covers an area of approximately 117,000 acres and is located in the Neuquén Basin in southern Argentina. The block has 3D seismic coverage of 180 sq. km and is adjacent to the producing Loma Alta Sur oil field, a region and play-type well known to our team. The block includes upside potential in the developing Vaca Muerta unconventional play.

During 2017, we drilled the first exploratory well, Rio Grande Oeste 1, which resulted in the discovery of Rio Grande Oeste oil field. These investments represent the fulfilment of 50% of the commitment for the block.

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

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2017, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2017
	Oil (mmbbl)	Natural gas (bcf)	Total net proved reserves (mmboe)(1)	% Oil
Net proved developed
Colombia	21.1	-	21.1	100%
Chile	0.7	8.7	2.2	32%
Peru	9.5	-	9.5	100%
Brazil	0.1	23.8	4.0	3%
Total net proved developed	31.4	32.5	36.8	85%

Net proved undeveloped
Colombia	44.4	-	44.4	100%
Chile	3.4	11.3	5.3	64%
Peru	9.2	-	9.2	100%
Brazil	-	-	-	-
Total net proved undeveloped(2)	57.0	11.3	58.9	97%

Total net proved (Colombia, Chile, Peru, Brazil)	88.4	43.8	95.7	92%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.

(2)	We plan to put 100% of our reported 2017 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

Changes for the year ended December 31, 2017 not including annual production, include (i) an increase of 3.8 mmboe resulting from better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block; (ii) an increase of 3.0 mmboe resulting from the impact of higher average prices; (iii) an increase of 1.5 mmboe due to a better performance in the proved reserves in Chile and (iv) an increase of 29.0 mmboe due to extensions and discoveries from the Chiricoca, Jacamar, and Curucucu fields in the Llanos 34 Block and the Tigana and Jacana field extensions in the Llanos 34 Block. Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan and unsuccessful proved undeveloped execution in the Fell Block in Chile, resulting in a 6.0 mmboe decrease.

During the year ended December 31, 2017, we had 12.5 mmboe of our proved undeveloped reserves from December 31, 2016 converted to proved developed reserves due to development drilling in the Jacana and Tigana oil fields in the Llanos 34 Block. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2017, 2016 and 2015, please see Table 5 included in Note 37 (unaudited) to our Consolidated Financial Statements.

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Technical Committee and Directors of each country. A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be approved and signed by the Technical Committee and our CEO and CFO. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2017 for Colombia, Chile, Brazil and Peru included elsewhere in this annual report are based on the D&M Reserves Report, dated February 15, 2018 and effective as of December 31, 2017. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

DeGolyer and MacNaughton, a Delaware corporation with offices in Dallas, Houston, Moscow, Algiers, Astana and Buenos Aires has been providing consulting services to the oil and gas industry since 1936. The firm has more than 200 professionals, including engineers, geologists, geophysicists, petrophysicists and economists that are engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. DeGolyer and MacNaughton restricts its activities exclusively to consultation and does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

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

Proved undeveloped reserves

As of December 31, 2017, we had 58.9 mmboe in proved undeveloped reserves, an increase of 10.8 mmboe, or 22%, over our December 31, 2016 proved undeveloped reserves of 48.1 mmboe. Changes for the year ended December 31 2017, include (i) an increase of 28.4 mmboe in Colombia due to the Chiricoca, Jacamar and Curucucú Field discoveries in the Llanos 34 Block and the Tigana and Jacana field extensions in the Llanos 34 Block; (ii) an increase of 1.2 mmboe due to the impact of higher average oil prices partially offset by a removal of 0.6 mmboe of proved undeveloped reserves related to changes in the development plan in Colombia and (iii) a decrease in reserves of 5.9 mmboe from the Fell Block mainly related to a change in a previously adopted development plan and unsuccessful proved undeveloped executions.

During the year ended December 31, 2017, we had 12.5 mmboe of our proved undeveloped reserves from December 31, 2016 converted to proved developed reserves due to development drilling in the Jacana and Tigana oil fields in the Llanos 34 Block. See Note 37 to our Consolidated Financial Statements.

Of our 58.9 mmboe of net proved undeveloped reserves, 44.4 mmboe (75%), 5.3 mmboe (9%), and 9.2 mmboe (16%) were located in Colombia, Chile and Peru, respectively.

During 2017, we incurred approximately US$19.1 million in capital expenditures to convert such proved undeveloped reserves to proved developed reserves, of which approximately US$15.9 million, and US$3.2 million were made in Colombia and Chile, respectively.

No net proved undeveloped reserves were located in Argentina and Brazil as of December 31, 2017.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2017.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2016	48.1
(All amounts shown in mmboe)

Plus: Extensions, discoveries and acquisitions:
-Colombia	28.4
-Chile	0.3
-Brazil	-
-Peru	-
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(12.5)
-Chile	-
-Brazil	-
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	0.6
-Chile	(5.9)
-Brazil	-
-Peru	(0.1)
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2017	58.9

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2017, 2016 and 2015.

	Average daily production(1)
	As of December 31,
	2017				2016			2015
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Colombia	Chile	Brazil
Oil production
Average crude oil production (bopd)	21,718	1,000	42	4	15,536	1,380	39	13,183	1,938	48
Average sales price of crude oil (US$/bbl) (3)	36.1	45.7	60.1	52.3	24.4	37.0	48.0	30.4	42.2	53.1

	Average daily production(1)
	As of December 31,
	2017				2016			2015
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Colombia	Chile	Brazil
Natural Gas production

Average natural gas production (mcfpd)	414	11,317	17,209	-	-	14,964	17,346	-	11,380	19,672
Average sales price of natural gas (US$/mcf) (3)	5.9	4.5	5.8	-	-	3.8	5.0	-	4.5	4.7
Oil and gas production cost
Average operating cost (US$/boe)	5.6	20.3	7.8	242.6	5.4	15.8	5.8	8.8	21.0	4.4
Average royalties and Other (US$/boe)	3.2	1.4	3.2	10.0	1.4	1.1	2.8	1.8	1.5	2.6
Average production cost (US$/boe)(2)	8.8	21.7	11.0	252.6	6.7	16.9	8.5	10.6	22.5	7.1

(1)	We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.
(2)	Calculated pursuant to FASB ASC 932.
(3)	Averaged realized sales price for oil does not include our Argentine blocks because our Argentine operations were not material during such periods. Averaged realized sales price for gas does not include our Argentine and Colombian blocks because our gas operations in those countries were not material during such period.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2017, 2016 and 2015.

	2017		2016		2015
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	2,767.0	-	1,871.5	-	1,809.7	-
Jacana oil field(1)	2,566.0	-	1,188.6	-	151.3	-
Rest of Colombia	1,870.0	-	2,113.2	-	2,615.0	-
Chile	347.0	3,745.0	502.8	5,293.0	707.1	4,025.4
Brazil	15.0	5,763.0	14.0	6,314.0	17.6	7,213.0
Argentina(2)	-	-	-	-	-	-
Total	7,565.0	9,508.0	5,690.1	11,607.0	5,300.7	11,238.4

(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

(2)	Production from CN-V Block is related to Río Grande Oeste x1 well. Declaration of commerciality is still pending as of December 31, 2017.

Drilling activities

The following table sets forth the exploratory wells we drilled as operators during the years ended December 31, 2017, 2016 and 2015.

	Exploratory wells(1)
	As of December 31,
	2017				2016			2015
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Colombia	Chile	Brazil
Productive(2)
Gross	5.0	1.0	-	1.0	3.0	-	-	3.0	-	-
Net	2.3	1.0	-	0.5	1.4	-	-	1.4	-	-
Dry(3)
Gross	1.0	-	1.0	-	-	-	-	1.0	-	-
Net	0.5	-	1.0	-	-	-	-	0.5	-	-
Total
Gross	6.0	1.0	1.0	1.0	3.0	-	-	4.0	-	-
Net	2.8	1.0	1.0	0.5	1.4	-	-	1.9	-	-

(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled as operators during the years ended December 31, 2017, 2016 and 2015.

	Development wells(1)
	As of December 31,
	2017				2016			2015
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Colombia	Chile(1)	Brazil
Productive(2)
Gross	17.0	1.0	-	-	3.0	1.0	-	2.0	-	-
Net	7.7	1.0	-	-	1.4	1.0	-	0.9	-	-
Dry(3)
Gross	1.0	-	-	-	-	-	-	-	-	-
Net	0.5	-	-	-	-	-	-	-	-	-
Total
Gross	18.0	1.0	-	-	3.0	1.0	-	2.0	-	-
Net	8.2	1.0	-	-	1.4	1.0	-	0.9	-	-

(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Brazil and Peru as of December 31, 2017.

	Acreage(1)
	Colombia	Chile	Peru	Brazil	Argentina
	(in thousands of acres)
Total developed acreage
Gross	8.5	8.2	1.1	4.1	-
Net	4.4	7.7	0.8	0.4	-
Total undeveloped acreage
Gross	239.8	799.8	1,879.9	268.9	1,855.6
Net	119.9	590.0	1,410.0	249.8	371.4

	Acreage(1)
	Colombia	Chile	Peru	Brazil	Argentina
	(in thousands of acres)
Total developed and undeveloped acreage
Gross	248.3	808.0	1,881.0	273.0	1,855.6
Net	124.3	597.7	1,410.8	250.2	371.4

(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 28, 2018. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia (2)	Chile	Brazil	Peru	Argentina
Oil wells
Gross	90	47	-	-	1
Net	54.8	44	-	-	0.5
Gas wells
Gross	2	49	6	-	-
Net	0.3	48	0.6	-	-

(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	We acquired Winchester and Luna in February 2012 and Cuerva in March 2012. Figures include wells drilled by Winchester, Luna and Cuerva prior to their acquisition by us.

Present activities

Our average oil and gas production in the first quarter of 2018 was 32,195 mboepd, with oil production of 27,345 mbopd and gas production of 4,850 mboepd. Of this total production, 82%, 9% and 9% were in Colombia, Chile and Brazil, respectively.

During the first quarter of 2018, we drilled and put into production three wells in Colombia in the Llanos 34 Block, as follows:

•	Tigana Norte 6 development well was drilled to a total depth of 11,596 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 1,360 bopd of 14.3 degrees API, with 0.6% water cut.

•	Tigana Norte 7 development well was drilled to a total depth of 12,050 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 424 bopd of 13.5 degrees API, with 15% water cut.

•	Jacana 20 development well was drilled to a total depth of 11,521 feet. A production test conducted with an electric submersible pump in the Guadalupe formation resulted in a production rate of 590 bopd of 16.8 degrees API, with 17% water cut. .

Additional production history is required to determine stabilized flow rates of the above mentioned wells.

Also, during the first quarter of 2018, we commenced drilling Jet 1 in the POT-T-747 block and 619-AB-1 in the POT-T-619 block exploration wells, which have been abandoned as of the date of this annual report. Jet 1 resulted in a non-commercial oil discovery, while 619-AB-1 was abandoned after logging as there was no hydrocarbon production potential. Drilling, completion and abandonment costs of these two wells amounted to approximately US$1.7 million.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil. Sales for the year ended December 31, 2017 were made under a long term sales agreements as described below.

Evacuation of the oil produced is structured under two types of sales: wellhead and pipeline. For wellhead sales, delivery point is at the loading station at fields. For pipeline sales, delivery point is at the uploading station that discharges to the national pipeline network. In Colombia, pipelines have minimum quality conditions that restrict access to the system. Consequently, and because we are mid to heavy oil producers, our entrance to the pipeline requires the use of diluents which are blended into our crude. For the year ended December 31, 2017, we sold 99% of our operated production directly at the wellhead.

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

The evacuation strategy is aimed at developing synergies with both the client and the national systems, in order to obtain a reduction in costs and better revenues by making use of the best practices. In order to achieve this purpose, strategic alliances have been established with different agents in the transport chain in order to guarantee direct access to the national network. Such is the case of the implementation of an unloading facility in partnership with Oleoducto de Los Llanos. This unloading facility is located 42 km away from the Llanos 34 block. Therefore, a reduction in transportation costs has been gained since the distance for trucking has been reduced significantly.

If we were to lose our key customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2017 we sold 100% of our oil production in Chile to ENAP and 95% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 10% and 9%, respectively, of our total revenues in the same period.

On April 21, 2017, we renewed our sales agreement with ENAP. As part of this agreement, ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically revise the agreement every year to reflect changes in the global oil market and make certain adjustments based on ENAP’s expenses related to storage at the Gregorio Terminal.

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

We signed the Methanex Gas Supply Agreement in Chile in 2009, which expired in April 30, 2017. In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Under the agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us. In 2018, due to the decline in gas production, the commitment was reduced to 315,000 SCM/d. We also hold an option to deliver up to 15% above this volume.

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

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. The agreement is valid through December 31, 2018, and can be renewed upon an amendment signed by Petrobras and the seller.

Peru

In Peru, oil production is generally traded on a free market basis and commercial conditions generally follow international markers, normally WTI and Brent. As per the Joint Operating Agreement executed with Petroperu, Petroperu has the first option to acquire oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

Future production in the Morona Block is expected to be transported through the existing North Peruvian Pipeline. This transportation system is owned and operated by Petroperu, and regulated and supervised by OSINERGMIN, the regulatory body in the hydrocarbons sector. Transportation rates are negotiated with Petroperu. However, if an agreement cannot be reached between Petroperu and us, transportation rates will be determined by OSINERGMIN. The North Peruvian pipeline was out of service in 2017 due to technical issues. The Peruvian government has enacted a law declaring that the pipeline’s operation is a matter of national interest, and is implementing a maintenance program accordingly. See “Item 3. Risk factors—Risks relating to our business—Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production.”

Argentina

The crude produced in our CN-V block in Mendoza is sold to YPF SA (“YPF”) under short term agreements that can be renewed by the parties. The Argentine crude market standard has been to transact under short term agreements over the past years, making our agreement with YPF aligned to outstanding domestic market practices. YPF additionally provides us with receipt and treatment services for a fee.

Significant Agreements

Colombia

E&P Contracts

We have entered into E&P Contracts granting us the right to explore and operate, as well as working interests in six blocks in Colombia. These E&P Contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P Contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

Pursuant to our E&P Contracts, we are required, as are all oil and gas companies undertaking exploratory and production activities in Colombia, to pay a royalty to the Colombian government based on our production of hydrocarbons, as of the time a field begins to produce. Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties we must pay in connection with our production of light and medium oil are calculated on a field-by-field basis. See Note 32(a) to our Consolidated Financial Statements.

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

Pursuant to the Llanos 34 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Llanos 34 Block. See Note 32(a) to our Consolidated Financial Statements.

Additionally, we are required to pay a subsoil use fee to the ANH. ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P Contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. See Note 32(a) to our Consolidated Financial Statements.

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012 (the “Winchester Stock Purchase Agreement”), we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. Once the maximum earn-out amount is reached, we pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2017, we accrued and paid US$11.4 million and US$10.0 million with regards to this agreement.

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

Chile

CEOPs

Currently, we have five CEOPs in effect with Chile, one for each of the blocks in which we operate, which grant us the right to explore and exploit hydrocarbons in these blocks, determine our working interests in the blocks and appoint the operator of the blocks. These CEOPs are divided into two phases: (1) an exploration phase, which is divided into two or more exploration periods, and which begins on the effectiveness date of the relevant CEOP, and (2) an exploitation phase, which is determined on a per-field basis, commencing on the date we declare a field to be commercially viable and ending with the term of the relevant CEOP. In order to transition from the exploration phase to an exploitation phase, we must declare a discovery of hydrocarbons to the Ministry of Energy. This is a unilateral declaration, which grants us the right to test a field for a limited period of time for commercial viability. If the field proves commercially viable, we must make a further unilateral declaration to the Ministry of Energy. In the exploration phase, we are obligated to fulfill a minimum work commitment, which generally includes the drilling of wells, the performance of 2D or 3D seismic surveys, minimum capital commitments and guaranties or letters of credit, as set forth in the relevant CEOP. We also have relinquishment obligations at the end of each period in the exploration phase in respect of those areas in which we have not made a declaration of discovery. We can also voluntarily relinquish areas in which we have not declared discoveries of hydrocarbons at any time, at no cost to us. In the exploitation phase, we generally do not face formal work commitments, other than the development plans we file with the Chilean Ministry of Energy for each field declared to be commercially viable.

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

Brazil

Rio das Contas Quota Purchase Agreement

Pursuant to the Rio das Contas Quota Purchase Agreement we entered into on May 14, 2013, we agreed to acquire from Panoro all of the quotas issued by Rio das Contas for a purchase price of US$140 million (subject to working capital adjustments at closing and further earn-out payments, if any) upon satisfaction of certain conditions. With respect to the earn-out payments, the Rio das Contas Quota Purchase Agreement provides that during the calendar periods beginning on January 1, 2013 and ending as late as December 31, 2017, we will make annual earn-out payments to Panoro in an amount equal to 45% of “net cash flow,” calculated as EBITDA less the aggregate of capital expenditures and corporate income taxes, with respect to the BCAM-40 Concession of any amounts in excess of US$25.0 million, up to a maximum cumulative earn-out amount of US$20.0 million in a five-year period. Once the maximum earn-out amount is reached or the five-year period has elapsed, no further earn-out amounts will be payable. For the year ended December 31, 2017, there were no earn-out payments with regards to this agreement.

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which is secured by the benefits we receive under the Purchase and Sale Agreement for Natural Gas with Petrobras. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness—Rio das Contas Credit Facility.” The loan was fully repaid in September 2017.

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

Under the BCAM-40 Concession Agreement, the ANP is entitled to a monthly royalty payment equal to 7.5% of the production of oil and natural gas in the concession area. In addition, in case the special participation fee of 10% shall be applicable for a field in any quarter of the calendar year, the concessionaire is obliged to make qualified research and development investments equivalent to one percent of the field’s gross revenue. Area retention payments are also applicable under the concession agreement. We acquired Rio das Contas’ 10% participation interest in the BCAM-40 Concession on March 31, 2014.

Rounds 11, 12, 13 and 14 Concession Agreements.

Under the Rounds 11, 12, 13 and 14 Concession Agreements, the ANP is entitled to a monthly royalty corresponding to up to 10% of the production of oil and natural gas in the concession area, in addition to the special participation fee described above, the payment for the occupation of the concession area of approximately R$7,600 per year and the payment to the owners of the land of the concession equivalent to one percent of the oil and natural gas produced in the concession area.

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

Pluspetrol Asset Purchase Agreement

Pursuant to the APA that we entered into on December 18, 2017 with Pluspetrol, we agreed to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina for a total consideration of $52 million. The blocks include estimated oil and gas production of 2,700 boepd (70% light oil and 30% gas), 137,000 acres well-positioned in the Neuquen Basin and production facilities, including hydrocarbons treatment, storage, and delivery infrastructure.

We paid the consideration using proceeds from the offering of the Notes due 2024. The acquisition of the blocks closed on March 27, 2018.

Agreements with LGI

LGI Colombia Agreements

In December 2012, we agreed with LGI to extend our strategic partnership to build a portfolio of upstream oil and gas assets throughout Latin America. On December 18, 2012, LGI agreed to acquire a 20% equity interest in GeoPark Colombia SAS by making a US$14.9 million capital contribution and a US$4.9 million loan to GeoPark Colombia SAS and miscellaneous reimbursements. Concurrently, we entered into a shareholders’ agreement with LGI (the “LGI Colombia Shareholders’ Agreement”) setting forth LGI’s and our respective obligations in connection with LGI’s investment in our Colombian oil and gas business through GeoPark Colombia SAS. Furthermore, LGI and Winchester (now GeoPark Colombia SAS) entered into a loan agreement, whereby, upon the closing of LGI’s subscription of shares in GeoPark Colombia SAS, LGI granted a credit line (of which US$4.9 million was drawn at closing) to Winchester of up to US$12.0 million, to be used for the acquisition, development and operation of oil and gas assets in Colombia. Further, on January 8, 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI, or the LGI Colombia Members’ Agreement, that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business through GeoPark Colombia SAS only. We refer to the LGI Colombia Shareholders’ Agreement and the LGI Colombia Members’ Agreement collectively as the LGI Colombia Agreements.

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

Currently, GeoPark Colombia Coöperatie has four directors, out of which one Director is elected by LGI. The LGI Colombia Agreements require the consent of LGI or the LGI-appointed director for GeoPark Colombia SAS to take certain actions, including, among others:

•	making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Colombia (other than as required under the terms of the relevant concessions for such blocks);

•	creating of a security interest over our blocks in Colombia;

•	approving of GeoPark Colombia’s annual budget and work programs and the mechanisms for funding any such budget or program;

•	entering into of any borrowings other than those provided in an approved budget or incurred in the ordinary course of business to finance working capital needs;

•	granting any guarantee or indemnity to secure liabilities of parties other than those of our Colombian subsidiaries;

•	changing the dividend, voting or other rights that would give preference to or discriminate against the shareholders of GeoPark Colombia;

•	entering into certain related party transactions;

•	paying dividends from GeoPark Colombia Coöperatie; and

•	disposing of any material assets other than those provided for in an approved budget and work program.

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

Our customers

In Colombia, our primary customer is Trafigura, and who represented 79%, of our total revenues for the year ended December 31, 2017. In Chile, our primary customers are ENAP and Methanex. As of December 31, 2017, ENAP purchased all of our oil and condensate production and Methanex purchased almost all of our natural gas production in Chile, and represented 5% and 5%, respectively, of our total revenues for the year ended December 31, 2017. In Brazil, all of our hydrocarbons in Manati are sold to Petrobras. In Peru, our primary customer may be Petroperu, has the first option to acquire the oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

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

Climate change

Both our operations and the combustion of oil and natural gas-based products results in the emission of greenhouse gases, which may contribute to global climate change. Climate change regulation has gained momentum in recent years internationally and at the federal, regional, state and local levels. On the international level, various nations have committed to reducing their greenhouse gas emissions pursuant to the Kyoto Protocol. The Kyoto Protocol was set to expire in 2012. In late 2011, an international climate change conference in Durban, South Africa resulted in, among other things, an agreement to negotiate a new climate change regime by 2015 that would aim to cover all major greenhouse gas emitters worldwide, including the U.S., and take effect by 2020. In November and December 2012, at an international meeting held in Doha, Qatar, the Kyoto Protocol was extended by amendment until 2020. In addition, the Durban agreement to develop the protocol’s successor by 2015 and implement it by 2020 was reinforced. We are committed to controlling the emission of greenhouse gases and implementing available technologies to reduce the impact caused by our operations. For example, during 2016 we began a migration plan to replace diesel with natural gas and electric generation.

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

Our Health and Safety Policy

We believe that the implementation of additional safety tools in our operations in 2016 has significantly contributed to control and minimizing risks in our operations. Actions taken by us included the development of a new Proactive Observation Program, HSE training, permits to work, internal audits, drills, pre-job meetings and job safety analysis, among others. As of December 31, 2017, on the last 12-month basis, our HSE development statistics workforce shows that Lost Time Injury Frequency (LTIF) was 1.14 (out of every 1,000,000 worked hours), our Total Recordable Incident Rate (TRIR) was 2.86 (out of every 1,000,000 worked hours) and we had no fatal incidents related to operations in 2017.

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

Industry and regulatory framework

Colombia

Regulation of the oil and gas industry

The ANH is responsible for managing all exploration lands not subject to previously existing association contracts with Ecopetrol. The ANH began offering all undeveloped and unlicensed exploration areas in the country under E&P Contracts and Technical Evaluation Agreements, or TEAs, which resulted in a significant increase in Colombian exploration activity and competition, according to the ANH. The ANH is also in charge of negotiating and executing contracts through “direct negotiation” mechanisms with attention to special conditions in the areas to be explored. The regulatory landscape in Colombia has recently changed. The regime for the ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. Accord 008 of 2004 issued by the Directive Council of the ANH, as repealed and replaced by Accord 004 of 2012, sets forth the necessary steps for entering into E&P Contracts with the ANH. This Agreement regulates E&P contracts entered into from May 4, 2012. E&P contracts entered into before that date are still regulated by Agreement 008 of 2004. Due to the oil price crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015. On May 18, 2017, the ANH issued Agreement 002, which repealed and replaced Agreement 004 of 2012 and transitory measures adopted in 2014 and 2015.  Agreement 002 of 2017 established rules for the allocation of hydrocarbon areas and adopted criteria for the exploration and exploitation of hydrocarbons owned by Colombia, including the selection of contractors, and management, execution, termination, liquidation, monitoring, control and supervision of corresponding contracts. Agreement 002 of 2017 regulates contracts entered into from May 18, 2017. E&P contracts entered into before that date are still regulated by the Agreements under which they were executed, except for any modification, addition, extension, assignment and other action related to the execution of contracts submitted by the parties to the ANH after May 18, 2017, which are regulated by Agreement 002 of 2017.

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

In December 2016, the Colombian Congress approved a tax reform (Law 1819 of 2016). The main aspects of the reform are summarized below.

•	The enterprise contribution on equality (“CREE” for its Spanish acronym) tax is eliminated, but a carry forward of CREE receivables and losses for income tax purposes will be permitted.

•	Income tax rates will be 34% plus a 6% surcharge for fiscal year 2017, 33% plus a 4% surcharge for fiscal year 2018 and 33% for fiscal year 2019 and beyond.

•	A dividend tax is included on distributions from Colombian corporations for non-resident shareholders, with tax rates of 5%, for dividends which were taxed at the corporate level and 35% and then a 5% on the remaining amount for dividends which were not taxed at the corporate level.

•	Grandfather rules prevent the application of the 5% dividend tax on profits obtained before fiscal year 2017. The tax rate for profits obtained before that date which were not taxed at the corporate level would be 33% instead of 35%.

•	Tax losses to be carried forward up to 12 years, losses generated before 2017 are grandfathered.

•	Presumptive taxable base increases to 3.5% of the net equity at the end of the prior year.

•	Cross border payments withholding tax suffered modifications. The general rule on services is that there will be a 15% withholding tax, which includes management fees, even if the service is rendered form abroad. Additionally, services rendered from abroad will be subject to VAT if the beneficiary is in Colombia (for example services rendered to GeoPark Colombia from abroad would be subject to such treatment).

•	The net wealth tax is still set to expire in fiscal year 2017 for corporations, but it remains unclear if its term will be extended. The tax is not enforceable for 2018, but may be enforceable in 2019 if a law is passed by the end of this year.

•	IFRS is the basis for tax purposes with certain exceptions, such as:

o	Depreciation: The general rule is that the term of depreciation is determined according to IFRS, but with a depreciation percentage cap per year for tax purposes. Assets held before 2017 will be depreciated according to the previous rules.

o	Amortization: Amortization of investments in the oil and gas industry to be depleted according to the “units of production method” beginning 2028. Beginning in fiscal year 2017 and until 2027, exploratory investments will be amortized by the straight line method in a period of 5 years. Grandfather rule was established for undepleted investments held before fiscal year 2017.

•	Goodwill in the acquisition of shares is no longer subject to amortization. Goodwill generated before 2017 will be subject to amortization according to the rules enforceable at the moment of generation of the goodwill, however amortization of the undepleted values as of January 1, 2017 may not take more than five years, and must be done through the straight line method.

•	VAT modifications: (a) general rate increased to 19%; (b) eight month window period to credit input tax; (c) input tax, on the acquisition or importation of fixed assets may be deductible for income tax purposes, unless it is to be treated as creditable, or as part of the tax cost of the asset; and (d) sale of crude oil to refineries subject to VAT at a rate of 19%.

•	Banking tax (4x1000), to become permanent.

•	Benefits for the oil and gas industry: taxpayers that increase investments in exploration of new hydrocarbon reserves, incorporation of new recoverable reserves, and the addition of proven reserves, would have the right to a Tax Refund Certificate (CERT), which could be used to pay taxes administered by the Colombian Tax Office or sold in the market to other taxpayers.

•	Tax may be paid according to the following two options:

o	Paying up to 50% of the amount of the tax of one fiscal year, by investing in social projects.

o	Using the value of the investment to pay 50% of the tax, during a period of 10 years in equal installments.

In either case, the investments may not be of the nature of those that constitute deductible expenses.

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

Taxation

With regard to indirect taxes on hydrocarbon exploitation, the general rule is that hydrocarbons are transferred to the contractor (its retribution under the CEOP), and those re-acquisitions from the contractor performed by Chile or its enterprises, as well as their corresponding acts, contracts and documents, are tax exempt. In addition, hydrocarbon exports by the contractor are also tax exempt. With regard to income taxes, as provided by article 5 of Decree Law No. 1,089, the contractor is subject either to a single tax calculated on its retribution, equal to 50% of such retribution, or to the general income tax regime established in the Income Tax Law (Decree Law No. 824 of 1974), in force at the time of the execution of the public deed which contains CEOPs, terms of which will be applicable and invariable throughout the duration of the contract. Income in Chile is subject to corporate tax on an accrual basis and has a current rate of 25.5% for fiscal year 2017. The applicable and invariable corporate income tax rates of our CEOPs range between 15% and 18.5%, as follows: the Fell Block is subject to a rate of 15%, the Tranquilo Block is subject to a rate of 17% and the Flamenco, Isla Norte and Campanario Blocks are subject to a rate of 18.5% for the income accrued or received during 2012 and 17% for the income accrued or received during 2013 and onward. Dividends or profits distributed to the foreign shareholders of the contractors are subject to 35% Additional Withholding Tax with a tax credit for the corporate income tax paid by the contractor. With regard to the value added tax, contractors may obtain as a refund the value added tax (which is 19% according to the Sales and Services Tax Law contained in Decree Law No. 825 of 1974) supported or paid on the import or purchase of goods or services used in connection with the exploration and exploitation activities. The applicable tax regime for each CEOP remains unchanged throughout the duration of the CEOP.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 14 bidding rounds for exploration concessions from 1999 through 2017. Our PN-T-597 is still subject to the entry into the concession agreement. See “—Our operations—Operations in Brazil” and “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T-597 concession is subject to an injunction and may not close” for more information.

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

Brazil has enacted a corporate tax reform, Law 12.973 of 13 May 2014. On upstream operations, as from 2015 fiscal year, the new tax law may generate timing effects for income tax purposes on the deduction of pre-operational costs as well as depreciation of fixed assets and amortization of intangibles. The new law imposes restrictions for the tax deduction of goodwill arising from in-house operations and brings several changes to the Brazilian CFC rules.

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

License and services agreements may be granted for just an exploitation stage -when a commercial discovery has been made- or for an exploration and exploitation stage –when such discovery has not been made yet. In this case, the exploration phase will last no more than 7 years, counted from the effective date of the contract (60 days after the signing date). This term can be divided into several periods as agreed in the contract, and all of them with a minimum work obligation that should be fulfilled by a contractor in order to access the next exploration period. The exploration phase will last until a declaration of commercial discovery is made by the contractor. The exploitation phase will last from the date of such declaration until 30 years from the date of the contract.

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

These investments are amortized in accordance with the amortization method chosen by the contractor. If the contractor has entered into a single contract, the accumulated investments are charged as a loss against the results of the contract for the year of total release of the area for any contract that did not reach the commercial extraction stage, with the exception of investments consisting of buildings, power installations, camps, means of communication, equipment and other goods that the contractor keeps or recovers to use in the same operations or in other operations of a different nature.

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

In 1989, Argentina enacted certain laws aimed at privatizing the majority of its state-owned companies and issued a series of presidential decrees (namely, Decrees No. 1055/89, 1212/89 and 1589/89 (the “Oil Deregulation Decrees”), relating specifically to deregulation of energy activities). The Oil Deregulation Decrees eliminated restrictions on imports and exports of crude oil, deregulated the domestic oil industry, and effective January 1, 1991, the prices of oil and petroleum products were also deregulated. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

Tax reform has been enacted in Argentina during December 2017. The legislation included significant changes to certain corporate income tax and statutory income tax provisions, including rate reductions. Most of the tax provisions are effective as of the beginning of fiscal year 2018.

With this tax reform, the corporate income tax, which was previously 35%. will have the following rate schedule:

•	30% in 2018 and 2019
•	25% in 2020 and 2021 and onwards.

Other changes include the following:

•    New withholding tax on dividends—with the applicable rates for non-resident shareholders of: (1) 7% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2018 and 2019; and (2) 13% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2020 and onwards.

•    Application of inflation adjustment for corporate tax purposes is reinstated under certain circumstances.

•    Possible tax revaluation of investment in fixed assets, under payment of a special tax.

•    Allow for short term recovery of VAT paid on acquisitions or imports of capital goods, when non-recoverable with VAT on usual sales.

C.	Organizational structure

We are an exempted company incorporated pursuant to the laws of Bermuda. We operate and own our assets directly and indirectly through a number of subsidiaries. See an illustration of our corporate structure in Note 21 (“Subsidiary undertakings”) to our Consolidated Financial Statements. During 2017, we decided to incorporate a subsidiary in the United Kingdom to conduct our businesses in Latin America by adopting all the key resolutions and decisions necessary for such purpose. In addition, as a result of tax reform enacted in the Netherlands during 2017, we decided to re-domicile our 100% owned Dutch subsidiaries to Spain.

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

For the year ended December 31, 2017, we made total capital expenditures of US$105.6 million (US$80.0 million, US$10.2 million, US$8.2 million, US$3.6 million and US$3.6 million in Colombia, Chile, Argentina, Peru and Brazil, respectively), consisting of US$49.5 million related to exploration.

Oil prices were volatile since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2018 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2018 Strategy and Outlook.”

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. The price realized for the oil we produce is generally linked to Brent or Vasconia. The price realized for the natural gas we produce in Chile is linked to the international price of methanol, which is settled in the international markets in US$. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

From January 1, 2013 to December 31, 2017, Brent spot prices ranged from a low of US$27.9 per barrel to a high of US$118.9 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$250.0 per metric ton to a high of US$635.1 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 60% between October 2014 and February 2016), we took decisive steps in 2015 and 2016 to adapt to the new oil price environment. We reduced our capital expenditure program from US$238 million in 2014 to US$48 million in 2015 and US$39 million in 2016 and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 49% (2016 versus 2014), and administrative expenses being reduced by 26% (2016 versus 2014), while increasing average production to approximately 22.4 mboepd and increasing our proved reserves to 73.6 mmboe.

In October 2016, we decided to manage part of our exposure to the volatile crude oil price using derivatives. For further information related to Commodity Risk Management Contracts, please see Note 8 to our Consolidated Financial Statements.

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

If the market prices of oil and methanol had fallen by 10% as compared to actual prices during the year, with all other variables held constant, taking into account the impact of the derivative contracts in place, post-tax loss for the year ended December 31, 2017 would have been higher by US$10.4 million (US$23.7 million in 2016).

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in reais and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Índice Geral de Preços—Mercado) (the “IGPM”). See Note 3 to our Consolidated Financial Statements.

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

Depreciation and write-off of unsuccessful efforts

Capitalized costs of proved oil and natural gas properties are depreciated on a licensed-area-by-licensed-area basis, using the unit of production method, based on commercial proved and probable reserves as calculated under the Petroleum Resources Management System methodology promulgated by the Society of Petroleum Engineers and the World Petroleum Council (the “PRMS”), which differs from SEC reporting guidelines pursuant to which certain information in the forepart of this annual report is presented. The calculation of the “unit of production” depreciation takes into account estimated future discovery and development costs. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

Our administrative expenses for the year ended December 31, 2017 increased by US$7.9 million, or 23%, compared to the year ended December 31, 2016 mainly due to higher staff costs resulting from increased scale of operations. However, administrative costs may increase as a result of our Peruvian and Argentinian operations, other acquisitions, increased activity or the impact of appreciation of local currencies in the countries where we operate.

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

During 2017, we did not recognize an additional impairment, while in 2016 we recognized a reversal of impairment losses of US$5.7 million and in 2015 we recognized impairment losses amounting to US$149.6 million. See Note 36 to our Consolidated Financial Statements.

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

During 2015 and 2016, we took decisive steps to adapt to the new oil price environment. We reduced our capital expenditure program from US$238 million in 2014 to US$48 million in 2015 and US$39 million in 2016 and implemented significant cost reduction initiatives that resulted in production and operating costs being reduced by 49% (2016 versus 2014), and administrative expenses being reduced by 26% (2016 versus 2014), while increasing average production to approximately 22.4 mboepd and increasing our proved reserves to 73.6 mmboe. For 2017, we designated a self-funded program that could be adapted to and provide production growth in different oil price scenarios. The main focus of the 2017 work program was to unlock the potential of the Tigana/Jacana oil field complex with a drilling program for 20 wells and new facility construction.

In preparation for continued volatility, we have developed multiple scenarios for our 2018 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2018 Strategy and Outlook.”

Year ended December 31, 2017 compared to year ended December 31, 2016

The following table summarizes certain of our financial and operating data for the years ended December 31, 2017 and 2016.

	For the year ended December 31,
	2017	2016	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	279,162	145,193	92%
Net gas sales	50,960	47,477	7%
Revenue	330,122	192,670	71%
Commodity risk management contracts	(15,448)	(2,554)	505%
Production and operating costs	(98,987)	(67,235)	47%
Geological and geophysical expenses	(7,694)	(10,282)	(25)%
Administrative expenses	(42,054)	(34,170)	23%
Selling expenses	(1,136)	(4,222)	(73)%
Depreciation	(74,885)	(75,774)	(1)%
Write-off of unsuccessful efforts	(5,834)	(31,366)	(81)%
Impairment loss reversed for non-financial assets	-	5,664	(100)%
Other operating expense	(5,088)	(1,344)	279%
Operating profit (loss)	78,996	(28,613)	(376)%
Financial costs	(51,495)	(34,101)	51%
Foreign exchange (loss) gain	(2,193)	13,872	(116)%
Profit (Loss) before income tax	25,308	(48,842)	(152)%
Income tax expense	(43,145)	(11,804)	266%
Loss for the year	(17,837)	(60,646)	(71)%
Non-controlling interest	6,391	(11,554)	(155)%
Loss for the year attributable to owners of the Company	(24,228)	(49,092)	(51)%

Net production volumes
Oil (mbbl)(2)	8,309	6,189	34%
Gas (mcf)(3)	10,562	11,911	(11)%
Total net production (mboe)	10,069	8,174	23%
Average net production (boepd)	27,586	22,394	23%
Average realized sales price
Oil (US$ per bbl)	36.6	25.6	43%
Gas (US$ per mmcf)	5.3	4.5	18%
Average unit costs per boe (US$)
Operating cost	7.4	7.3	1%
Royalties and other	3.0	1.5	100%
Production costs(1)	10.4	8.8	18%
Geological and geophysical expenses	0.8	1.3	(38)%
Administrative expenses	4.4	4.5	(2)%
Selling expenses	0.1	0.6	(83)%

(1)	Calculated pursuant to FASB ASC 932

(2)	We present production figures before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes. Oil production figures presented on page F-76 are net of royalties.

(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-77 is gas measured at the point of delivery.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2017					2016
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia	Brazil	Other	Total
	(in thousands of US$)
Revenue	32,738	263,076	34,238	70	330,122	36,723	126,228	29,719	-	192,670
Depreciation	(23,730)	(40,010)	(10,809)	(336)	(74,885)	(31,355)	(31,148)	(12,974)	(297)	(75,774)
Impairment and write-off	(546)	(1,625)	(2,978)	(685)	(5,834)	(19,389)	(1,730)	(4,583)	-	(25,702)

Revenue

For the year ended December 31, 2017, crude oil sales were our principal source of revenue, with 85% and 15% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2016 to the year ended December 31, 2017.

	For the year ended December 31,
	2017	2016
	(in thousands of US$)
Consolidated
Sale of crude oil	279,162	145,193
Sale of gas	50,960	47,477
Total	330,122	192,670

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
By country
Colombia	263,076	126,228	136,848	108%
Chile	32,738	36,723	(3,985)	(11)%
Brazil	34,238	29,719	4,519	15%
Other	70	-	70	100%
Total	330,122	192,670	137,452	71%

Revenue increased 71%, from US$192.7 million for the year ended December 31, 2016 to US$330.1 million for the year ended December 31, 2017, primarily as a result of higher oil revenues. Sales of crude oil increased due to higher realized prices and higher sold volumes of 7.9 mmbbl in the year ended December 31, 2017 compared to 5.9 mmbbl in the year ended December 31, 2016, and resulted in net revenue of US$279.2 million for the year ended December 31, 2017 compared to US$145.2 million for the year ended December 31, 2016. In addition, sales of gas increased from US$47.5 million for the year ended December 31, 2016 to US$51.0 million for the year ended December 31, 2017 due to increased sales volumes and higher realized prices.

The increase in 2017 net revenue of US$137.5 million is mainly explained by:

•	an increase of US$136.8 million in sales in Colombia, due to an increase in price and volume;

•	a decrease of US$4 million in sales in Chile, including decreases of US$2.9 million in oil sales and US$1.1 million of gas sales; and

•	an increase of US$4.3 million in gas sales in Brazil, related to our Manati operations;

all of which was due principally to higher oil and gas prices, as further described below.

Revenue attributable to our operations in Colombia for the year ended December 31, 2017 was US$263.1 million, compared to US$126.2 million for the year ended December 31, 2016, representing 80% and 66% of our total consolidated sales. The increase is related to an increase in oil deliveries from 5.4 mmbbl to 7.6 mmbbl and an increase in the average realized price per barrel of crude oil from US$24.4 per barrel to US$36.1 per barrel, primarily due to higher reference international prices.

Revenue attributable to our operations in Chile for the year ended December 31, 2017 was US$32.7 million, a 11% decrease from US$36.7 million for the year ended December 31, 2016, principally due to (1) decreased sales of crude oil of 0.3 mmbbl for the year ended December 31, 2017 compared to 0.5 mmbbl for the year ended December 31, 2016 (a decrease of 40%) due to the decline in oil base production, (2) a decrease in gas sales by US$1.1 million, due to decreased gas production levels as compared to the previous year. This was partially offset by increased average realized prices per barrel of crude oil from US$37.0 per barrel for the year December 31, 2016 to US$45.7 per barrel for the year ended December 31, 2017 (an increase of US$8.7 per barrel or a total of 24%). The increase in the average realized price per barrel was attributable to higher international reference prices. The contribution to our revenue during such years from our operations in Chile was 10% and 19%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2017 was US$34.2 million, a 15% increase from US$29.7 million for the year ended December 31, 2016, principally due to higher gas prices. The contribution to our revenue from our operations in Brazil during the years ended December 31, 2017 and 2016 was 10% and 15%, respectively.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2017 and 2016.

	For the year ended December 31,
	2017	2016	% Change from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Argentina, Peru and Brazil)
Royalties	(28,697)	(11,497)	150%
Staff costs	(15,474)	(10,859)	42%
Transportation costs	(2,969)	(2,281)	30%
Well and facilities maintenance	(14,722)	(13,160)	12%
Consumables	(11,902)	(8,283)	44%
Equipment rental	(5,818)	(3,868)	50%
Other costs	(19,405)	(17,287)	12%
Total	(98,987)	(67,235)	47%

	Year ended December 31,
	2017			2016
	Chile	Brazil	Colombia	Chile	Brazil	Colombia
	(in thousands of US$)
By country
Royalties	(1,314)	(3,134)	(24,236)	(1,495)	(2,721)	(7,281)
Staff costs	(5,582)	(241)	(9,461)	(5,866)	(85)	(5,530)
Transportation costs	(1,211)	-	(1,678)	(1,170)	-	(1,111)
Well and facilities maintenance	(3,817)	(2,982)	(7,923)	(6,122)	(1,419)	(5,619)
Consumables	(1,680)	-	(10,209)	(1,405)	-	(6,878)
Equipment rental	(59)	-	(5,706)	(42)	-	(3,826)
Other costs	(7,336)	(4,380)	(7,700)	(6,069)	(4,234)	(6,362)
Total	(20,999)	(10,737)	(66,913)	(22,169)	(8,459)	(36,607)

Consolidated production and operating costs increased 47%, from US$67.2 million for the year ended December 31, 2016 to US$99.0 million for the year ended December 31, 2017, primarily due to higher royalties paid in cash, in line with increased production (the Jacana oil field accumulated more than 5 mmbbl during the year ended December 31, 2017, triggering a higher royalty rate in Colombia), and higher oil prices, and increased operating costs related to higher sales volumes.

Production and operating costs in Colombia increased 83%, to US$66.9 million for the year ended December 31, 2017, as compared to US$36.6 million for the year ended December 31, 2016, primarily due to (i) higher royalties of US$17.0 million, in line with increased production (the Jacana oil field accumulated more than 5 mmbbl during the year ended December 31, 2017, triggering a higher royalty rate in Colombia) and higher oil prices, and (ii) increased costs associated with higher production and the reopening of the Cuerva and Yamu Blocks, which are mature fields with higher operating costs than the Llanos 34 Block. In addition, operating costs per boe in Colombia increased to US$5.6 per boe for the year ended December 31, 2017 from US$5.4 per boe for the year ended December 31, 2016.

Production and operating costs in Chile decreased by 5% to US$21.0 million due to lower oil and gas production levels. Costs per boe increased to US$20.3 per boe from US$15.8 per boe in 2016. In the year ended December 31, 2017, the revenue mix for Chile was 48.5% oil and 51.5% gas, whereas for the same period in 2016 it was 51.1% oil and 48.9% gas.

Production and operating costs in Brazil increased by 27%, to US$10.7 million for the year ended December 31, 2017, as compared to the year ended December 31, 2016, mainly resulting from non-recurring maintenance costs in Manati Field. Operating costs per boe increased to US$7.8 for the year ended December 31, 2017 from US$5.8 per boe for the year ended December 31, 2016.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	(2,231)	(4,296)	2,065	(48)%
Chile	(858)	(1,671)	813	(49)%
Brazil	(1,007)	(1,053)	46	(4)%
Other	(3,598)	(3,262)	(336)	10%
Total	(7,694)	(10,282)	2,588	(25)%

Geological and geophysical expenses decreased 25%, from US$10.3 million for the year ended December 31, 2016 to US$7.7 million for the year ended December 31, 2017, primarily as the result of higher allocation to capitalized projects due to increased drilling activity levels.

Administrative costs

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	(17,567)	(14,715)	(2,852)	19%
Chile	(6,331)	(7,153)	822	(11)%
Brazil	(2,444)	(3,085)	641	(21)%
Other	(15,712)	(9,217)	(6,495)	70%
Total	(42,054)	(34,170)	(7,884)	23%

Administrative costs increased 23%, from US$34.2 million for the year ended December 31, 2016 to US$42.1 million for the year ended December 31, 2017, mainly due to higher staff costs and consulting fees resulting from an increased scale of operations.

Selling expenses

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	(250)	(2,830)	2,580	(91)%
Chile	(688)	(994)	306	(31)%
Brazil	-	(20)	20	(100)%
Other	(198)	(378)	180	(48)%
Total	(1,136)	(4,222)	3,086	(73)%

Selling expenses decreased 73%, from US$4.2 million for year ended December 31, 2016 to US$1.1 million for the year ended December 31, 2017, primarily due to the Trafigura offtake agreement as sales occur at the wellhead in our Colombian operations, which are recorded as a discount to the oil price.

Commodity risk management contracts

We recorded a loss of US$15.4 million related to commodity risk management contracts for the year ended December 31, 2017. Realized losses reflect cash settled transactions and unrealized losses reflect non-cash changes between the contract values and the forward Brent oil curve.

Depreciation

Depreciation charges decreased by 1% from US$75.8 million for the year ended December 31, 2016 to US$74.9 million for the year ended December 31, 2017, mainly due to lower production levels in Chile and Brazil. and lower depreciation costs per barrel in Colombia. Depreciation costs per boe decreased from US$9.9 to US$7.9 per boe.

Operating profit (loss)

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	116,290	31,464	84,826	270%
Chile	(19,675)	(44,969)	25,294	(56)%
Brazil	4,434	(644)	5,078	(789)%
Other	(22,053)	(14,464)	(7,589)	52%
Total	78,996	(28,613)	107,609	(376)%

We recorded an operating profit of US$79.0 million for the year ended December 31, 2017, a 376% improvement from the operating loss of US$28.6 million for the year ended December 31, 2016, primarily due to an increase in revenue and other gains and a decrease in certain expenses and depreciation, as described above. In 2016, we recorded a gain on non-cash impairments reversal of non-financial assets amounting to US$5.7 million in Colombia, resulting from an improved oil price environment and improvements in cost structure.

Financial costs

Financial costs increased 51% to US$51.5 million for the year ended December 31, 2017 as compared to US$34.1 million for the year ended December 31, 2016, mainly due to one-time costs on the cancellation of 2020 Notes for an amount of US$17.6 million.

Foreign exchange (loss) gain

Foreign exchange variation decreased from a gain of US$13.9 million for the year ended December 31, 2016 compared to a loss of US$2.2 million for the year ended December 31, 2017, mainly due to the appreciation of the Brazilian real in the 2016 period and its depreciation in the 2017 period. Foreign exchange differences are mainly generated from changes in the value of the Brazilian real over the U.S. Dollar-denominated debt incurred at the local subsidiary level, where the functional currency is the Brazilian real.

Profit (Loss) before income tax

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	113,028	25,845	87,183	337%
Chile	(32,801)	(58,017)	25,216	(43)%
Brazil	(2,529)	8,762	(11,291)	(129)%
Other	(52,390)	(25,432)	(26,958)	106%
Total	25,308	(48,842)	74,150	(152)%

For the year ended December 31, 2017, we recorded a profit before income tax of US$25.3 million, compared to a loss of US$48.8 million for the year ended December 31, 2016, primarily due to profits recorded in our Colombian operations.

Income tax (expense)

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	(45,406)	(11,969)	(33,437)	279%
Chile	856	2,155	(1,299)	(60)%
Brazil	36	(2,764)	2,800	(101)%
Other	1,369	774	595	77%
Total	(43,145)	(11,804)	(31,341)	266%

Income tax expense increased 266%, from US$11.8 million for the year ended December 31, 2016 to US$43.1 million for the year ended December 31, 2017, as a result of higher profits in Colombia.

Loss for the year

	Year ended December 31,		Change from prior year
	2017	2016		%
	(in thousands of US$, except for percentages)
Colombia	67,622	13,876	53,746	387%
Chile	(31,945)	(55,862)	23,917	(43)%
Brazil	(2,493)	5,998	(8,491)	(142)%
Other	(51,021)	(24,658)	(26,363)	107%
Total	(17,837)	(60,646)	42,809	(71)%

For the year ended December 31, 2017, we recorded a net loss of US$17.8 million as a result of the reasons described above.

Loss for the year attributable to owners of the Company

Loss for the year attributable to owners of the Company decreased by 51% to US$24.2 million, compared to a loss for the year ended December 31, 2016 of US$49.1 million for the reasons described above. Profit attributable to non-controlling interest increased by 155% to US$6.4 million for the year ended December 31, 2017 as compared to a loss of US$11.6 million for the year ended December 31, 2016.

Year ended December 31, 2016 compared to year ended December 31, 2015

The following table summarizes certain of our financial and operating data for the years ended December 31, 2016 and 2015.

	For the year ended December 31,
	2016	2015	% Change from prior year
	(in thousands of US$, except for percentages)
Revenue
Net oil sales	145,193	162,629	(11)%
Net gas sales	47,477	47,061	1%
Revenue	192,670	209,690	(8)%
Commodity risk management contracts	(2,554)	—	100%
Production and operating costs	(67,235)	(86,742)	(22)%
Geological and geophysical expenses	(10,282)	(13,831)	(26)%
Administrative expenses	(34,170)	(37,471)	(9)%
Selling expenses	(4,222)	(5,211)	(19)%
Depreciation	(75,774)	(105,557)	(28)%
Write-off of unsuccessful efforts	(31,366)	(30,084)	4%
Impairment loss reversed (recognized) for non-financial assets	5,664	(149,574)	(104)%
Other operating expense	(1,344)	(13,711)	(90)%
Operating loss	(28,613)	(232,491)	(88)%
Financial costs	(34,101)	(35,655)	(4)%
Foreign exchange gain (loss)	13,872	(33,474)	(141)%
Loss before income tax	(48,842)	(301,620)	(84)%
Income tax (expense) benefit	(11,804)	17,054	(169)%
Loss for the year	(60,646)	(284,566)	(79)%
Non-controlling interest	(11,554)	(50,535)	(77)%
Loss for the year attributable to owners of the Company	(49,092)	(234,031)	(79)%

Net production volumes
Oil (mbbl) (2)	6,189	5,518	12%
Gas (mcf) (3)	11,911	11,493	4%
Total net production (mboe)	8,174	7,434	10%
Average net production (boepd)	22,394	20,367	10%
Average realized sales price
Oil (US$ per bbl)	25.6	32.1	(20)%
Gas (US$ per mmcf)	4.5	4.6	(2)%
Average unit costs per boe (US$)
Operating cost	7.3	10.5	(30)%
Royalties and other	1.5	1.9	(21)%
Production costs(1)	8.8	12.4	(29)%
Geological and geophysical expenses	1.3	2.0	(35)%
Administrative expenses	4.5	5.4	(17)%
Selling expenses	0.6	0.7	(14)%

(1)	Calculated pursuant to FASB ASC 932.

(2)	We present production figures before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes. Oil production figures presented on page F-76 are net of royalties.

(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-77 is gas measured at the point of delivery.

The following table summarizes certain financial and operating data.

	For the year ended December 31,
	2016					2015
	Chile	Colombia	Brazil	Other	Total	Chile	Colombia	Brazil	Other	Total
	(in thousands of US$)
Revenue	36,723	126,228	29,719	—	192,670	44,808	131,897	32,388	597	209,690
Depreciation	(31,355)	(31,148)	(12,974)	(297)	(75,774)	(39,227)	(52,434)	(13,568)	(328)	(105,557)
Impairment and write-off	(19,389)	(1,730)	(4,583)	—	(25,702)	(130,266)	(49,392)	—	—	(179,658)

Revenue

For the year ended December 31, 2016, crude oil sales were our principal source of revenue, with 75% and 25% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2015 to the year ended December 31, 2016.

	For the year ended December 31,
	2016	2015
	(in thousands of US$)
Consolidated
Sale of crude oil	145,193	162,629
Sale of gas	47,477	47,061
Total	192,670	209,690

	Year ended December 31,		Change from prior year
	2016	2015		%
	(in thousands of US$, except for percentages)
By country
Colombia	126,228	131,897	(5,669)	(4)%
Chile	36,723	44,808	(8,085)	(18)%
Brazil	29,719	32,388	(2,669)	(8)%
Other	—	597	(597)	(100)%
Total	192,670	209,690	(17,020)	(8)%

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

Revenue attributable to our operations in Colombia for the year ended December 31, 2016 was US$126.2 million, compared to US$131.9 million for the year ended December 31, 2015, representing 66% and 63% of our total consolidated sales. The decrease is related to a decrease in the average realized prices per barrel of crude oil from US$28.8 per barrel to US$24.4 per barrel, primarily due to lower reference international prices. This was partially offset by increased sales of crude oil, from 4.6 mmbbl for the year ended December 31, 2015 to 5.4 mmbbl for the year ended December 31, 2016, an increase of 17%. This increase resulted mainly from the development and appraisal of the Jacana and Tigana fields in the Llanos 34 Block.

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

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2016 and 2015.

	For the year ended December 31,
	2016	2015	% Change from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Argentina, Peru and Brazil)
Royalties	(11,497)	(13,155)	(13)%
Staff costs	(10,859)	(18,562)	(41)%
Transportation costs	(2,281)	(4,511)	(49)%
Well and facilities maintenance	(13,160)	(19,974)	(34)%
Consumables	(8,283)	(8,591)	(4)%
Equipment rental	(3,868)	(3,517)	10%
Other costs	(17,287)	(18,432)	(6)%
Total	(67,235)	(86,742)	(22)%

	Year ended December 31,
	2016			2015
	Chile	Brazil	Colombia	Chile	Brazil	Colombia
	(in thousands of US$)
By country
Royalties	(1,495)	(2,721)	(7,281)	(1,973)	(2,998)	(8,150)
Staff costs	(5,866)	(85)	(5,530)	(7,680)	—	(9,322)
Transportation costs	(1,170)	—	(1,111)	(2,441)	—	(2,068)
Well and facilities maintenance	(6,122)	(1,419)	(5,619)	(10,628)	(1,651)	(7,611)
Consumables	(1,405)	—	(6,878)	(1,851)	—	(6,726)
Equipment rental	(42)	—	(3,826)	(101)	—	(3,404)
Other costs	(6,069)	(4,234)	(6,362)	(4,030)	(3,407)	(11,253)
Total	(22,169)	(8,459)	(36,607)	(28,704)	(8,056)	(48,534)

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

Since 2005 to 2017, we have raised approximately US$200 million in equity offerings at the holding company level and nearly US$1 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

We have also raised US$182.1 million to date through our strategic partnership with LGI following the sale of minority interests in our Colombian and Chilean operations.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In February 2013, we issued US$300.0 million aggregate principal amount of 7.50% senior secured notes due 2020 (the “Notes due 2020”).

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we will sell a portion of our Colombian crude oil production to Trafigura in exchange for advance payments of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement. Funds committed by Trafigura were available to us upon request until September 2017 to be repaid by us on a monthly basis through future oil deliveries until December 2018. As of October 2017, we are no longer obligated to pay a commitment fee for any unused commitment under the Trafigura Agreement.

In September 2017, we issued US$425.0 million aggregate principal amount of senior secured notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year. The Indenture governing our Notes due 2024 contains incurrence-based limitations on the amount of indebtedness we can incur. This situation may limit our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes. The net proceeds from the Notes were used by us (i) to make a capital contribution to our wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile, providing it with sufficient funds to fully repay the 7.50% senior secured notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in Neuquen basin in Argentina, and to repay existing indebtedness, including the Itaú loan. On March 21 2018, we made a semi-annual interest payment on the Notes due 2024 in the amount of US$13.8 million.

We repurchased US$284.0 million aggregate principal amount of the outstanding Notes due 2020 in September 2017, and redeemed the remaining US$16.0 million aggregate principal amount outstanding in October 2017, using funds received in connection with the settlement of the Notes due 2024. The total consideration paid for the validly tendered and accepted Notes due 2020 was US$1,041.25 per US$1,000 principal amount of 2020 Notes, which included an early tender payment of US$30 per US$1,000 principal amount of 2020 Notes for holders who tendered their notes by September 19, 2017, plus accrued and unpaid interest to, but not including, September 21, 2017. We redeemed the remaining US$16.0 million aggregate principal amount outstanding of the Notes due 2020 at a price equal to 103.75% of the principal amount thereof, plus accrued and unpaid interest (including additional amounts, if any) from August 11, 2017 to, but excluding October 21, 2017.

We believe that our current operations and 2018 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, pre-sale agreements, disposition of assets, or issuance of equity, among others.

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2018 Strategy and Outlook.”

In the year ended December 31, 2017, we made total capital expenditures of US$105.6 million (US$80.0 million, US$10.2 million, US$8.2 million, US$3.6 million and US$3.6 million in Colombia, Chile, Argentina, Peru and Brazil, respectively).

In the year ended December 31, 2016, we made total capital expenditures of US$39.3 million (US$26.2 million, US$7.8 million, US$1.7 million and US$3.6 million in Colombia, Chile, Argentina and Brazil, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	142,158	82,884	25,895
Investing activities	(105,604)	(39,306)	(48,842)
Financing activities	23,968	(51,136)	(18,022)
Net increase (decrease) in cash and cash equivalents	60,522	(7,558)	(40,969)

Cash flows provided by operating activities

For the year ended December 31, 2017, cash provided by operating activities was US$142.2 million, a 72% increase from US$82.9 million for the year ended December 31, 2016, resulting from the increase in oil prices in 2017 as compared to 2016, net of a US$15.6 million advance payment paid in December 2017 to Pluspetrol, as a security deposit related to the recently announced acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in Neuquen basin in Argentina.

For the year ended December 31, 2016, cash provided by operating activities was US$82.9 million, a 220% increase from US$25.9 million for the year ended December 31, 2015, resulting from cost reduction efforts, lower income tax paid and increased funds from working capital, including customer advance payments from Trafigura.

Cash flows used in investing activities

For the year ended December 31, 2017, cash used in investing activities was US$105.6 million, a 169% increase from US$39.3 million for the year ended December 31, 2016. This increase was related to higher capital expenditures in Colombia, Chile, Argentina and Peru in 2017 as compared to 2016.

For the year ended December 31, 2016, cash used in investing activities was US$39.3 million, a 20% decrease from US$48.8 million for the year ended December 31, 2015. This decrease was related to lower capital expenditures in Colombia, Chile and Brazil in 2016 as compared to 2015, despite having similar activity levels.

Cash flows from financing activities

Cash from financing activities was US$24.0 million for the year ended December 31, 2017, compared to US$51.1 million used in financing activities for the year ended December 31, 2016. This change was principally related to net proceeds from the issuance of 2024 Notes of US$418.3 million offset by principal paid of US$355.0 million related to the payment of 2020 Notes and the prepayment of the Itaú loan.

Cash used in financing activities was US$51.1 million for the year ended December 31, 2016, compared to US$18.0 million for the year ended December 31, 2015. This change was principally the result of principal payments related to Itaú loan and dividends distribution to non-controlling interest.

Indebtedness

As of December 31, 2017 and 2016, we had total outstanding indebtedness of US$426.2 million and US$358.7 million, respectively, as set forth in the table below.

	As of December 31,
	2017	2016
	(in thousands of US$)
BCI Loans	80	141
Bond GeoPark Latin America Agencia en Chile (Notes due 2020)	—	304,059
Bond GeoPark Limited (Notes due 2024)	426,124	—
Banco de Chile	—	4,709
Rio das Contas Credit Facility	—	49,763
Total	426,204	358,672

Our material outstanding indebtedness as of December 31, 2017 is described below.

Notes due 2024

General

On September 21, 2017, we issued US$425.0 million aggregate principal amount of senior secured notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year.

Ranking

The Notes due 2024 constitute senior unsubordinated obligations of GeoPark Limited, secured by a first lien on the Collateral (as described below). The Notes due 2024 rank equally in right of payment with all existing and future senior obligations of GeoPark Limited (except those obligations preferred by operation of Bermuda law, including without limitation labor and tax claims); rank senior to all unsecured debt of GeoPark Limited to the extent of the value of the Collateral; rank senior in right of payment to all existing and future subordinated indebtedness of GeoPark Limited; and rank effectively junior to any future secured obligations of GeoPark Limited and its subsidiaries with a security interest on assets not constituting Collateral, in each case, to the extent of the value of the collateral securing such obligations.

Collateral

The notes are secured by a first-priority perfected security interest in certain collateral (the “Collateral”), which consists of 80% of the equity interests of each of GeoPark Chile and GeoPark Colombia.

Optional redemption

We may, at our option, redeem all or part of the Notes due 2024, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest thereon (including additional amounts), if any, to the applicable redemption date, if redeemed during the 12-month period beginning on September 21 of the years indicated below:

Year	Percentage
2021	103.250%
2022	101.625%
2023 and after	100.000%

Change of control

Upon the occurrence of certain events constituting a change of control, we are required to make an offer to repurchase all outstanding Notes due 2024, at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts payable in respect thereof) thereon to the date of purchase. If holders of not less than 90% in aggregate principal amount of the outstanding Notes due 2024 validly tender and do not withdraw such notes and we repurchase all such notes, we may redeem the Notes due 2024 that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of such redemption.

Covenants

The Notes due 2024 contain customary covenants, which include, among others, limitations on the incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), incurrence of liens, guarantees of additional indebtedness, the ability of certain subsidiaries to pay dividends, asset sales, transactions with affiliates, engaging in certain businesses and merger or consolidation with or into another company.

In the event the Notes due 2024 receive investment-grade ratings from at least two of the following rating agencies, Standard & Poor’s, Moody’s and Fitch, and no default has occurred or is continuing under the indenture governing the Notes due 2020, certain of these restrictions, including, among others, the limitations on incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), the ability of certain subsidiaries to pay dividends, asset sales and certain transactions with affiliates will no longer be applicable.

The indenture governing our Notes due 2024 includes incurrence test covenants that provide, among other things, that, the net debt to EBITDA ratio should not exceed (i) 3.50 until September 21, 2019, (ii) 3.25 from September 21, 2019 to September 21, 2021, and (iii) 3.00 thereafter until maturity, and the EBITDA to interest ratio should exceed (i) 2.00 until September 21, 2019, (ii) 2.25 from September 21, 2019 to September 21, 2021 and (iii) 2.50 thereafter until maturity. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2024, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions).

Events of default

Events of default under the indenture governing the Notes due 2024 include: the nonpayment of principal when due; default in the payment of interest, which continues for a period of 30 days; failure to make an offer to purchase and thereafter accept tendered notes following the occurrence of a change of control or as required by certain covenants in the indenture governing the Notes due 2024; the notes, or the security documents in relation thereto that continues for a period of 60 consecutive days after written notice; cross payment default relating to debt with a principal amount of US$30.0 million or more, and cross-acceleration default following a judgment for US$30.0 million or more; bankruptcy and insolvency events; invalidity or denial or disaffirmation of a guarantee of the notes; and failure to maintain a perfected security interest in any collateral having a fair market value in excess of US$15.0 million, among others. The occurrence of an event of default would permit or require the principal of and accrued interest on the Notes due 2024 to become or to be declared due and payable.

Banco de Chile

During December 2015, we entered into a loan agreement with Banco de Chile for US$7.0 million to finance the start-up of the new Ache gas field in the Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per year. The interest and the principal have been paid on a monthly basis with a 6-month grace period and final maturity on December 2017.

BCI Loan

During February 2016, we executed a loan agreement with Banco de Crédito e Inversiones (BCI) to finance the acquisition of vehicles for our Chilean operations. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

LGI Line of Credit

As of December 31, 2017, the aggregate outstanding amount under the LGI Line of Credit was US$31.2 million. This corresponds to advanced cash call payments granted by LGI to GeoPark Chile for financing Chilean operations in our Tierra del Fuego blocks. The maturity of this balances is July 2020 and the applicable interest rate is 8% per year.

See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI.”

Rio das Contas Credit Facility

We financed our Rio das Contas acquisition in part through our Brazilian subsidiary’s entrance into a US$70.5 million credit facility (the “Rio das Contas Credit Facility”) with Itaú BBA International plc, which was secured by the benefits GeoPark receives under the Purchase and Sale Agreement for Natural Gas with Petrobras. The loan was fully repaid in September 2017.

Other Agreements

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sell and deliver a portion of our Colombian crude oil production. Pricing will be determined by future spot market prices, net of transportation costs. The agreement also provides us with prepayment of up to US$100 million from Trafigura. Funds committed will be made available to us upon request and will be repaid by us on a monthly basis through future oil deliveries over the period of the contract, which is 2.5 years, including a 6-month grace period. According to the terms of the prepayment agreement, we are required to pay interest of LIBOR plus 5% per year on outstanding amounts. In addition, under the prepayment agreement, we are required to maintain certain coverage ratios linking: (i) future payments to the value of estimated future oil deliveries (net of transportation discounts) during the term of the offtake agreement and (ii) collections to payments within specified periods, with the possibility of delivering additional volumes to meet such ratios in the upcoming 3-month period. As of March 31, 2018, outstanding amounts related to the prepayment agreement amount to US$7.5 million.

C.	Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to Properties.”

D.	Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company –B. Business Overview—2018 Strategy and Outlook.”

E.	Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2017 or as of December 31, 2016.

F.	Tabular disclosure of contractual obligations

In accordance with the terms of our concessions, we are required to pay royalties in connection with our crude oil and natural gas production. See Note 32(a) to our Consolidated Financial Statements.

The table below sets forth our committed cash payment obligations as of December 31, 2017.

	Total	Less than one year	One to three years	Three to five years	More than five years
	(in thousands of US$)
Debt obligations(1)	618,455	27,693	55,262	55,250	480,250
Operating lease obligations(2)	40,750	32,180	5,777	2,793	—
Pending investment commitments(3)	53,791	31,338	22,453	—	—
Asset retirement obligations	38,075	—	—	—	38,075
Total contractual obligations	751,071	91,211	83,492	58,043	518,325

(1)	Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: US$27.7 million; one to three years: US$55.3 million and three to five years: US$55.3 million. At December 31, 2017, outstanding long-term borrowings were issued at fixed rates. See Note 3: “Interest rate risk” to our Consolidated Financial Statements.

(2)	Reflects the future aggregate minimum lease payments under non-cancellable operating lease agreements.

(3)	Includes capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12 and 13 concessions in Brazil, three blocks in Argentina and the Llanos 32, VIM-3, and Llanos 34 Blocks in Colombia. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 32(b) to our Consolidated Financial Statements.

G.	Safe harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Board of directors

Our board of directors is currently composed of seven members. At every annual general meeting, one-third of the Directors retire from office. Our Directors can hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose term has expired may offer themselves for re-election at each election of Directors. The term for the current Directors expires on the date of our next annual shareholders’ meeting, to be held in 2018.

The current members of the board of directors were appointed at our annual general meeting held on July 19, 2017. Two previously elected members, Mr. Peter Ryalls and Mr. Michael D. Dingman, passed away following the 2017 annual general meeting, generating two vacancies on our board of directors. The table below sets forth certain information concerning our current board of directors. All ages are as of March 31, 2018.

Name	Position	Age	At the Company since
Gerald E. O’Shaughnessy	Chairman and Director	69	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	62	2002
Carlos A. Gulisano (3)	Director	67	2010
Juan Cristóbal Pavez (1)(2)	Director	47	2008
Robert Bedingfield (1)(2)	Director	69	2015
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	58	2003
Jamie B. Coulter (2)	Director	77	2017

(1)	Member of the Audit Committee.

(2)	Independent director under SEC Audit Committee rules.

(3)	Carlos Gulisano joined the Company in 2002 as an advisor.

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

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has over 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a bachelor of science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Jim helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and has also been involved in oil and gas projects in California, Louisiana, Argentina, Yemen and China. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Carlos Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroelétrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

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

Pedro E. Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Jamie B. Coulter is a well-respected businessman, who has spearheaded the growth of a variety of businesses in diverse sectors. He holds a business degree from Wichita State University and is a graduate of the Stanford University Executive Program. Mr. Coulter currently serves as Managing Member of Coulter Enterprises LLC., a private investment firm. Mr. Coulter has been an investor in GeoPark since 2006. Mr. Coulter has more than 46 years of experience in the food retail and restaurant business, serving as Chief Executive Officer of Lone Star Steakhouse & Saloon and having developed and operated Pizza Hut and Kentucky Fried Chicken restaurants. Mr. Coulter is a former Restaurants & Institutions CEO of the year. Mr. Coulter has operating and investment experience in the oil and gas business, including the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has been an active participant as an investor in North American shale plays during the last ten years. Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation and is a member of the Board of Trustees for HCA Wesley Medical Center, and has previously served on a number of boards of directors, including as a Director of Jimmy Johns LLC, Chairman of the Board of the International Pizza Hut Franchise Holders' Association, a member of the Board of Advisors of The Wichita State University Center for Entrepreneurship and a member of the Board of Trustees for the University of Kansas School of Business, among others.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our executive officers. All ages are as of March 31, 2018.

Name	Position	Age	At the Company since
James F. Park	Chief Executive Officer and Director	62	2002
Andrés Ocampo	Chief Financial Officer	40	2010
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	58	2003
Augusto Zubillaga	Chief Operating Officer	48	2006
Alberto Matamoros	Director for Argentina, Brazil and Chile	46	2014
Barbara Bruce	Director for Peru	61	2017
Marcela Vaca	Director for Colombia	49	2012
Carlos Murut	Director of Development	61	2006
Salvador Minniti	Director of Exploration	63	2007
Horacio Fontana	Director of Drilling	60	2008
Agustina Wisky	Director of Business Management	41	2002
Guillermo Portnoi	Director of New Business	42	2006
Stacy Steimel	Director of Shareholder Value	58	2017

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

Alberto Matamoros has been our Director for Argentina, Brazil, Chile and Peru since March 2016 and Director for Chile since January 2015. He is an industrial engineer and has an MBA, with more than 20 years of experience in the Oil & Gas industry. He started his career in the Argentinian oil company ASTRA, as a Production Engineer of La Ventana-Vizcacheras Block in the province of Mendoza (1997-2000). He then joined Chevron, where he worked as a Production Engineer in El Trapial Block in the province of Neuquén for three years. Later, he became a Field Engineering Manager, also for three years, in Buenos Aires, and then moved to Kern County, California, to lead the production team. His experience in Chevron enabled him to manage different technical and administrative teams, designing and executing working plans focused in the optimization of resources. In 2014, he joined GeoPark to be part of the Corporate Operation team before being selected as the new Director for Chile. Matamoros holds a degree in Industrial Engineering from the Universidad Nacional del Sur and an MBA in IAE, from the Business School of Universidad Austral of Buenos Aires, Argentina.

Barbara Bruce has been our Director for Peru since June 2017. Ms. Bruce holds a degree in Geology from the Universidad Nacional de Ingeniería, Lima, Peru, a Master’s degree in Reservoirs from Colorado School of Mines, USA and an MBA from Universidad Adolfo Ibañez, USA/Chile. Before joining GeoPark, she previously worked with Occidental Petroleum in different international operations, including in the Caño Limon field in Colombia and the Dhurnal and Bhangali gas fields in Pakistan. Ms. Bruce later worked as deputy President of an offshore operation by Petrotech Peruana, joined Hunt Oil and as General Manager of Peru LNG, leading the construction and startup of operation of Peru´s first LNG plant and managed the exploration venture of Hunt Oil in Madre de Dios, Peru.

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

Executive compensation

For the year ended December 31, 2017, we accrued or paid approximately US$4.5 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued or paid approximately US$7.8 million, in the aggregate, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$0.9 million corresponds to the accrual or payment for discretionary bonus cash payments granted to the Company’s executive directors based on the Company’s performance in 2017. Gerald E. O’Shaughnessy, James F. Park and Pedro E. Aylwin Chiorrini are our executive directors.

Executive Director Contracts

It is our current policy that executive directors enter into indefinite term contracts with the Company that may be terminated at any time by either party subject to certain notice requirements.

Gerald E. O’Shaughnessy has entered into a service contract with the Company to act as Chairman at an annual salary of US$400,000. James F. Park has entered into a service contract with the Company to act as Chief Executive Officer at an annual salary of US$800,000. They each also received equity awards described below under “Equity Incentive Compensation.” Our agreements with Mr. O’Shaughnessy and Mr. Park contain covenants that restrict them, for a period of 12 months following termination of employment, from soliciting senior employees of the Company and, for a period of six months following a termination of employment, from competing with the Company.

Pedro E. Aylwin Chiorrini, who was appointed as an executive director in July 2013, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He instead received in 2017 a salary of US$0.3 million and bonus of US$0.1 million for his services as a member of senior management.

The following chart summarizes payments made to our executive directors for the year ended December 31, 2017:

	Cash payment
	Executive Directors’ Fees		Bonus
Gerald E. O’Shaughnessy	US$	400,000		—
James F. Park	US$	800,000	US$	800,000
Pedro E. Aylwin Chiorrini		—		—

Bonus payments above were approved by the Compensation Committee on March, 16 2017 and reflect awards for previous years’ performance including the discretionary bonus payments made based on our performance in 2016.

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

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2017.

Non-Executive Director	Non-Executive Directors’ Fees in US$	Fees paid in Common Shares (1)
Juan Cristóbal Pavez (2)	110,000	15,408
Carlos Gulisano (3)	110,000	15,408
Robert Bedingfield (4)	102,500	15,408
Peter Ryalls(5)	115,000	9,388
Michael D. Dingman(5)	46,667	8,853
Jamie B. Coulter	50,000	6,020

(1)	The numbers in this column are equal to 70,485 Common Shares (which amount equals to US$454,058).

(2)	Compensation Committee Chairman and Member of Audit Committee.

(3)	Technical Committee Chairman and Member of Compensation Committee.

(4)	Audit Committee Chairman and Member of Nomination Committee.

(5)	Mr. Peter Ryalls and Mr. Michael D. Dingman passed away following the 2017 annual general meeting.

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

    Stock Awards Plan

The purpose of the Stock Awards Plan is to align the interests of our management, employees and key advisors with those of shareholders. Under the Stock Awards Plan, the board of directors, or its designee, may award options or stock awards. An option confers the right to acquire a specified number of common shares of the Company at an exercise price equal to the par value of the common shares subject to such an option. A performance share confers a conditional right to acquire a specified number of common shares for zero or nominal consideration, subject to the achievement of performance conditions and other vesting terms.

On December 17, 2014, we registered 3,435,600 shares with the U.S. SEC for shares to be issued under the Stock Awards Plan. The following table sets forth the common share awards granted to our executive directors, management and employees under the Stock Awards Plan commencing in 2008 through March 31, 2018.

Number of underlying common shares outstanding	Grant date	Vesting date	Expiration date
976,211(1)	12/15/2008	12/15/2012	12/15/2018
817,600(1)	12/15/2010	12/15/2014	12/15/2020
478,000(1)	12/15/2011	12/15/2015	12/15/2021
720,000(2)	11/23/2012	11/23/2015	11/23/2016
379,500	12/15/2012	12/15/2016	12/15/2022
490,000	12/31/2014	12/31/2017	12/31/2022
1,619,105 (3)	06/30/2016	06/30/2019	06/30/2026

(1)	Pedro E. Aylwin Chiorrini holds 40,000 shares of the 2008 award, 25,000 shares of the 2010 award and 12,000 shares of the 2011 award.

(2)	James F. Park received 450,000 shares of such awards, and Gerald E. O’Shaughnessy received 270,000 shares of such awards.

(3)	Vesting of these common share awards was subject to the achievement of certain minimum financial and operational targets during a performance period that runs through 2016 to 2018. If such conditions are not achieved as of the vesting date, only the equivalent of one monthly salary will be issued in shares.

Our executive directors, senior management and employees who have received option awards or common share awards under the Stock Awards Plan authorize the Company to deposit any common shares they have received under this plan in our Employee Benefit Trust (“EBT”). The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. Under the terms of the EBT, each participant is entitled to receive any dividends we may pay which correspond to their common shares held by the trust, according to instructions sent by the Company to the trust administrator. The trust provides that Mr. James F. Park is entitled to vote all the common shares held in the trust.

Value Creation Plan

On December 10, 2015, the Board of Directors approved a renewal of the VCP for a new period of three years, with new rewards granted on January 1, 2016. Under the current VCP, if as of December 31, 2018, our share price has increased by 12% per year according to the plan conditions, VCP participants (key management) will receive awards with an aggregate value equal to 10% of the excess above the market capitalization threshold generated by this share price (assuming that the share capital of the Company had remained at the same level as applicable at the time of establishment of the VCP: 59,535,614 shares). The awards will vest and be paid in common shares 50% on December 31, 2018, and the remaining 50% on December 31, 2019. As in the previous VCP, the total number of common shares granted pursuant to this plan shall not exceed 5% of the issued share capital of the Company. For further details, see Note 30 to our consolidated financial statements.

Non-Executive Director Plan

In August 2014, our Board of Directors adopted the Non-Executive Director Plan in order to grant shares to non-executive directors as part of their compensation program for serving as directors, which was amended and restated in October 2016. In accordance with the resolutions adopted by our board of directors on May 20, 2014, our non-executive directors are paid their quarterly fees in the form of equity awards granted under the Non-Executive Director Plan. Under the Non-Executive Director Plan, the compensation committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares. The maximum number of common shares available for issuance under the Non-Executive Director Plan is 1,000,000 common shares.

Potential dilution resulting from Equity Incentive Compensation Plans

The percentage of total share capital that could be awarded to our directors, management and key employees under the Stock Awards Plan described above would represent approximately 14% of our issued common shares as of December 31, 2017. In accordance with existing equity compensation plans as of the date of this annual report, there are approximately 4.6 million outstanding shares that have been awarded but which have not yet vested, representing approximately 7.5% of the total issued share capital as of December 31, 2017.

C.	Board practices

Overview

Our Board of Directors is responsible for establishing our listed company goals, ensuring that the necessary resources are in place to achieve these goals and reviewing our management and financial performance. Our board of directors directs and monitors the company in accordance with a framework of controls, which enable risks to be assessed and managed through clear procedures, lines of responsibility and delegated authority. Our board of directors also has responsibility for establishing our core values and standards of business conduct and for ensuring that these, together with our obligations to our shareholders, are understood throughout the company.

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on July 19, 2017. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2018. The board of directors meets at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination Committee, a Technical Committee and a Disclosure Committee. The composition and responsibilities of each committee are described below. Members serve on the Audit Committee for a period of three years. For the Nomination Committee, members serve for a period of one year. For the Compensation Committee, members serve for the same period as their board term. For the Technical Committee and Disclosures Committee, members serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees to assist with its responsibilities.

Audit Committee

The Audit Committee is composed of three directors. The current members of the Audit Committee are Mr. Juan Cristóbal Pavez and Mr. Robert Bedingfield (who currently serves as Chairman of the committee). We have determined that Mr. Juan Cristóbal Pavez and Robert Bedingfield are independent, as such term is defined under SEC rules applicable to foreign private issuers. Currently, there is a vacancy created by the passing of Mr. Peter Ryalls on July 25, 2017.

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

Compensation Committee

The Compensation Committee is composed of three directors. The current members of the compensation committee are Mr. Juan Cristóbal Pavez (who serves as Chairman of the committee) and Mr. Carlos Gulisano. Currently there is one vacancy created by the passing of Mr. Peter Ryalls on July 25, 2017.

The Compensation Committee meets at least twice a year, and its specific responsibilities include: (a) reviewing and recommending to the board of directors the remuneration policy for the Chief Executive Officer, the Chairman, our executive directors and other members of executive management; (b) reviewing the performance of our executive directors and members of executive management; and (c) reviewing all incentive compensation plans, equity-based plans, and all modifications to such plans as well as administering and granting awards under all such plans and approving plan payouts; and (d) reviewing and making recommendations to the Board with respect to the adoption or modification of executive officer and director share ownership guidelines and monitor compliance with any adopted share ownership guidelines.

Nomination Committee

The Nomination Committee is composed of four directors. The members of the Nomination Committee are Mr. Gerald E. O’Shaughnessy, Mr. James F. Park, Mr. Robert Bedingfield and Mr. Pedro E. Aylwin Chiorrini (who serves as Chairman of the committee).

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

Technical Committee

The Technical Committee is composed of three directors along with the Chief Operating Officer. The members of the Technical Committee are Mr. Carlos Gulisano (who serves as Chairman of the committee), Mr. Gerald O´Shaughnessy, Mr. James F. Park and Mr. Augusto Zubillaga.

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

Disclosure Committee

The Disclosure Committee is composed of Mr. James F. Park, Mr. Andrés Ocampo, and certain other officers or managers per request.

The Disclosure Committee’s responsibilities include (a) review and approval of filings with the SEC and press releases, (b) review of presentations to analysts, investors and rating agencies and (c) establishment of disclosure controls and procedures.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.	Employees

As of December 31, 2017, we had 405 employees, representing an increase of 17% from December 31, 2016.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2017	2016	2015
Colombia	180	146	133
Chile	102	102	106
Brazil	12	10	12
Argentina	92	77	90
Peru	19	10	11
Total	405	345	352

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2017, 37 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.	Share ownership

As of March 15, 2018, members of our board of directors and our senior management held as a group 20,881,731 of our common shares and 34.5% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 15, 2018.

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park(1)	7,891,269	13.0%
Gerald E. O’Shaughnessy(2)	7,213,316	11.9%
Juan Cristóbal Pavez(3)	2,964,162	4.9%
Carlos Gulisano	193,327	0.3%
Pedro E. Aylwin Chiorrini	220,859	0.4%
Robert Bedingfield	82,495	0.1%
Jamie B. Coulter	1,517,587	2.5%
Augusto Zubillaga	*	*
Alberto Matamoros	*	*
Marcela Vaca	*	*
Barbara Bruce	*	*
Carlos Murut	*	*
Salvador Minniti	*	*
Stacy Steimel	*	*
Horacio Fontana	*	*
Agustina Wisky	*	*
Guillermo Portnoi	*	*
Andrés Ocampo	*	*
Sub-total senior management ownership of less than 1%	798,716	1.3%
Total	20,881,731	34.5%

*	Indicates ownership of less than 1% of outstanding common shares.

(1)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,533,927 common shares held as of March 15, 2018 in the employee benefit trust described under “Item 6. Directors, Senior Management and Employees—B. Compensation— Stock Awards Plan.” 1,073,201 of these common shares have been pledged pursuant to lending arrangements. The information set forth above is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 13, 2018.

(2)	Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and other investment vehicles. 6,975,957 of these common shares have been pledged pursuant to lending arrangements. The information set forth above is based solely on the disclosure set forth in Mr. O’Shaughnessy’s most recent Schedule 13G filed with the SEC on February 13, 2018.

(3)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 86,358 common shares held by him personally.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table presents the beneficial ownership of our common shares as of March 15, 2018:

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park(1)	7,891,269	13.0%
Gerald E. O’Shaughnessy(2)	7,193,316	11.9%
Manchester Financial Group, L.P.(3)	5,103,439	8.4%
IFC Equity Investments(4)	2,998,633	4.9%
Juan Cristóbal Pavez(5)	2,964,162	4.9%
Other shareholders	34,439,653	56.8%
Total	60,606,787	100.0%

(1)	Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 1,533,927 common shares held as of March 15, 2018 in the employee benefit trust described under “Item 6. Directors, Senior Management and Employees—B. Compensation— Stock Awards Plan.” 1,073,201 of these common shares have been pledged pursuant to lending arrangements. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 13, 2018.

(2)	Held directly and indirectly through GP Investments LLP, GPK Holdings LLC and other investment vehicles. 6,975,957 of these common shares have been pledged pursuant to lending arrangements. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O’Shaughnessy’s most recent Schedule 13G filed with the SEC on February 13, 2018.

(3)	Held directly and indirectly through Manchester Financial Group, L.P., Manchester Financial Group, Inc., Douglas F. Manchester and Papa Doug Trust u/t/d/ January 11, 2010. This information is based solely on the disclosure set forth in Manchester Financial Group, L.P.’s most recent Schedule 13G filed with the SEC on February 8, 2017.

(4)	IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff. This information is based solely on the disclosure set forth in the IFC’s most recent Schedule 13G/A filed with the SEC on March 23, 2018.

(5)	Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 86,358 common shares held by him personally.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of February 28, 2018, we had 22 registered shareholders, out of which 6 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

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

LGI Colombia Agreements

On December 18, 2012, we, Agencia, GeoPark Colombia and LGI entered into the LGI Colombia Shareholders’ Agreement and a subscription share agreement, pursuant to which LGI acquired a 20% interest in GeoPark Colombia SAS. Further, on January 8, 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI (the “LGI Colombia Members’ Agreement”), that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business in Colombia. We refer to the LGI Colombia Shareholders’ Agreement and the LGI Colombia Members’ Agreement collectively as the LGI Colombia Agreements. The LGI Colombia Members’ Agreements provide that the board of GeoPark Colombia Coöperatie U.A. will consist of four directors; as long as LGI holds at least 14% of GeoPark Colombia SAS, LGI has the right to elect one director and such director’s alternate, while the remaining directors, and alternates, are elected by us. Additionally, the LGI Colombia Agreements require the consent of LGI or the LGI appointed director for GeoPark Colombia SAS to be able to take certain actions, including, among others: making any decision to terminate or permanently or indefinitely suspend operations in or surrender our blocks in Colombia (other than as required under the terms of the relevant concessions for such blocks); creating a security interest over our blocks in Colombia; approving of GeoPark Colombia SAS’ annual budget and work programs and the mechanisms for funding any such budget or program; entering into any borrowings other than those provided in an approved budget or incurred in the ordinary course of business to finance working capital needs; granting any guarantee or indemnity to secure liabilities of parties other than those of our Colombian subsidiaries; changing the dividend, voting or other rights that would give preference to or discriminate against the shareholders of GeoPark Colombia SAS; entering into certain related party transactions; and disposing of any material assets other than those provided for in an approved budget and work program. The LGI Colombia Agreements also provide that: (i) if either we or LGI decide to sell our respective shares in GeoPark Colombia SAS, the transferring shareholder must make an offer to sell those shares to the other shareholder before selling those shares to a third party; and (ii) any sale to a third party is subject to tag-along and drag-along rights, and the non-transferring shareholder has the right to object to a sale to the third-party if it considers such third-party to be not of a good reputation or one of our direct competitors. We and LGI also agreed to vote our common shares or otherwise cause GeoPark Colombia to declare dividends only after allowing for retentions for approved work programs and budgets, capital adequacy and tied surplus requirements of GeoPark Colombia, working capital requirements, banking covenants associated with any loan entered into by GeoPark Colombia or our other Colombian subsidiaries and operational requirements.

In addition, our agreement with LGI in Colombia allows us to earn back up to 12% of our equity participation in GeoPark Colombia, following certain recovery factors of LGI `s initial investments as follows: (i) if the recovery factor is between one and two times, our incremental equity share is 4%; if the recovery factor is between two to three, three to four, four to five, and above five, our incremental equity increases by an additional 2% each time, for up to a 12%, so that LGI participation could be reduced from current 20% to 8%. Recovery factor is measured considering realized dividends or other distributions over the original investments.

See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Agreements with LGI—LGI Colombia Agreements.”

IFC Subscription and Shareholders’ Agreement

On February 7, 2006, in order to finance the exploration, development and exploitation of our blocks in Chile and Argentina and the acquisition of additional exploration, development and exploitation blocks in Latin America, we, IFC and Gerald E. O’Shaughnessy and James F. Park, as Lead Investors, entered into an agreement (the “IFC Subscription and Shareholders’ Agreement”), pursuant to which IFC agreed to subscribe and pay for 2,507,161 of our common shares, representing approximately 10.5% of our then-outstanding common shares, at an aggregate subscription price of US$10.0 million (or approximately US$3.99 per common share).

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

For further information relating to our related party transactions and balances outstanding as of December 31, 2017, 2016 and 2015, please see Note 33 to our Consolidated Financial Statements.

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

We have never declared or paid any cash dividends on our common shares. We intend to retain all of our future earnings, if any, generated by our operations for the development and growth of our business. Accordingly, we do not expect to pay cash dividends on our common shares in the foreseeable future. Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. Mainly resulting from the impact of the decline in oil prices, we have recorded accumulated losses amounting to US$283.9 million as of December 31, 2017, which further limits our ability to pay dividends in the foreseeable future.

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

	Common shares
	High	Low	Average daily trading volume
	(US$ per share)		(in shares)
Annual price history
2014 (from February 7 through December 31, 2014)	11.00	4.92	47,795
2015	5.59	2.70	23,838
2016	5.06	2.25	103,283
2017	10.05	4.50	142,158
2018 (through April 6, 2018)	12.58	9.24	162,292
Quarterly price history
1st Quarter 2017	7.18	4.50	149,187
2nd Quarter 2017	8.89	6.55	202,151
3rd Quarter 2017	9.52	7.54	115,768
4th Quarter 2017	10.05	8.05	101,643
1st Quarter 2018	12.40	9.24	153,916
2nd Quarter 2018 (through April 6, 2018)	12.58	12.18	264,481
Monthly price history
November 2017	9.83	8.48	142,290
December 2017	10.05	8.60	72,795
January 2018	10.88	9.60	125,886
February 2018	10.36	9.24	108,468
March 2018	12.40	9.35	223,067
April 2018 (through April 6, 2018)	12.58	12.18	264,481

Source: NYSE Connect

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share capital

Not applicable.

B.	Memorandum of association and bye-laws

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of the date of this annual report, there are 60,606,787 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and certain key employees. See “Item 6. Directors, Senior Management and Employees.”

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

Our bye-laws provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance monies to our officers and directors for costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceeding against them on the condition that the officers and directors repay the monies if any allegation of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Bye-law or otherwise. Our bye-laws provide that the company and the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officers’ duties, except with respect to any fraud or dishonesty, or to recover any gain, personal profit or advantage to which such director is not legally entitled.

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

Material U.S. federal income tax considerations

The following is a description of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our common shares. This discussion is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold our common shares. This discussion applies only to a U.S. Holder that holds our common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and differing tax consequences applicable to a U.S. Holder subject to special rules, such as:

•	certain financial institutions;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•	a person holding common shares as part of a straddle, wash sale or conversion transaction or entering into a constructive sale with respect to the common shares;

•	a person whose functional currency for U.S. federal income tax purposes is not the US$;

•	a partnership or other entities classified as partnerships for U.S. federal income tax purposes;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”

•	a person that owns or is deemed to own 10% or more of our shares by vote or value;

•	a person who acquired our shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	a person holding common shares in connection with a trade or business conducted outside of the United States.

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

Taxation of distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to the passive foreign investment company rules described below, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at favorable rates. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our common shares are traded. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2017, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

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

As a result of these rules, a capital gain tax of 35% will be applied by the Chilean tax authorities to the sale of any of our common shares if either of the above alternative are met. This rate might be subject to change in the short term. See “Item 4. Information on the Company—B. Business overview—Industry and regulatory framework —Chile.”

As of December 31, 2017, our Chilean Assets represented more than UTA 210,000 and represent more than 38% of our total assets.

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

As of December 31, 2017, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2017, its internal control over financial reporting was effective based on those criteria.

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

ITEM 16C. Principal Accountant Fees and Services

Amounts billed by PwC for audit and other services were as follows:

	2017	2016
	(in millions of US$)
Audit fees	0.73	0.49
Audit related fees	0.14	-
Tax services fees	0.21	0.13
Other fees paid	0.03	-
Total	1.11	0.62

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

ITEM 16D. Exemptions from the listing standards for audit committees

None.

ITEM 16E. Purchases of equity securities by the issuer and affiliated purchasers

During 2017, no purchases of our common shares were made by or on behalf of us or by any affiliated purchaser.

ITEM 16F. Change in registrant’s certifying accountant

Not applicable.

ITEM 16G. Corporate governance

Our common shares are listed on the NYSE. We are therefore required to comply with certain of the NYSE’s corporate governance listing standards (the “NYSE Standards”). As a foreign private issuer, we may follow our home country’s corporate governance practices in lieu of most of the NYSE Standards. Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain NYSE listing and, in accordance with Section 303A.11 of the NYSE Listed Company Manual, a brief, general summary of those differences is provided as follows.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-76 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.4	Form of amended and restated bye-laws (incorporated herein by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
2.2	Indenture, dated September 21, 2017, among GeoPark Limited, the Bank of New York Mellon and Lord Securities Corporation.*
2.3	Contract of Pledge without Conveyance on Shares between GeoPark Latin America Limited Agencia en Chile and Lord Securities Corporation, dated September 21, 2017.*
2.4	Deed of Pledge of Membership Interest among GeoPark Latin America Coöperatie U.A., Stichting Collateral Agent Geopark and GeoPark Colombia Coöperatie U.A., dated September 21, 2017.*
4.1	Special Contract for the Exploration and Exploitation of Hydrocarbons, Fell Block, dated April 29, 1997, among the Republic of Chile, the Chilean Empresa Nacional de Petróleo (ENAP) and Cordex Petroleums Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.2	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the La Cuerva Block, dated April 16, 2008, between the Colombian Agencia Nacional de Hidrocarburos and Hupecol Caracara LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.3	Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.4	Subscription and Shareholders Agreement, dated February 7, 2006, among the International Finance Corporation, GeoPark Holdings Limited, Gerald O’Shaughnessy and James F. Park (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.5	Shareholders’ Agreement, dated May 20, 2011, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.6	Shareholders’ Agreement, dated December 18, 2012, among LG International Corporation, GeoPark Chile Limited Agencia en Chile and GeoPark Colombia S.A. (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

Exhibit no.	Description
4.7	Subscription Agreement, dated October 18, 2011, among LG International Corporation and GeoPark TdF S.A. (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.8	Shareholders’ Agreement, dated October 4, 2011, among LG International Corporation, GeoPark TdF S.A. and GeoPark Chile S.A. (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
4.9	Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.10	First Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.11	Second Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on September 26, 2013).
4.12	Third Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.13	Fourth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on October 10, 2013).†
4.14	Fifth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. dated April 1, 2014. (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2015)†
4.15	Sixth Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. dated May 1, 2015 (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016).†
4.16	Seventh Addendum and Amendment to Purchase and Sale Agreement for Natural Gas between GeoPark Chile Limited Agencia en Chile and Methanex Chile SpA. dated April 1, 2016 (incorporated herein by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017).†
4.17	Contract for the sale and Purchase of Natural Gas 2017-2027 between GeoPark Fell SpA and Methanex Chile SpA dated March 31, 2017 (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017). †
4.18	Members’ Agreement, dated January 8, 2014, among GeoPark Latin America Coöperatie U.A., GeoPark Colombia Coöperatie U.A. and LG International Corporation (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form F-1/A (File No. 333-191068) filed with the SEC on January 21, 2014).
4.19	Prepayment Agreement for an Amount of up to US$100,000,000, dated December 18, 2015, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS and GeoPark Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016).
4.20	Amendment Agreement No. 1 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated September 1, 2016 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017).

Exhibit no.	Description
4.21	Amendment Agreement No. 2 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated December 16, 2016 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017).
4.22	Amendment Agreement No. 3 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated February 13, 2017 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017).
4.23	Asset Purchase Agreement between GeoPark Argentina Ltd. and Pluspetrol S.A., dated December 18, 2017.*
4.24	Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A., dated April 21, 2017.*
8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.2	Consents of DeGolyer and MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated February 15, 2018, for reserves in Chile, Colombia, Peru, Brazil as of December 31, 2017.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed with this Annual Report on Form 20-F.

†	Confidential treatment of certain provisions of these exhibits has been requested with the SEC. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

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

Date: April 11, 2018

Index to Consolidated Financial Statements

GEOPARK LIMITED

CONSOLIDATED

FINANCIAL STATEMENTS

As of and for the year ended 31 December 2017

F-1

GEOPARK LIMITED 31 DECEMBER 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

GeoPark Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited and its subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income and of comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Ezequiel Luis Mirazón
Ezequiel Luis Mirazón (Partner)

Autonomous City of Buenos Aires, Argentina
March 7, 2018

We have served as the Company’s auditor since 2009.

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	2017	2016	2015
REVENUE	7	330,122	192,670	209,690
Commodity risk management contracts	8	(15,448)	(2,554)	-
Production and operating costs	9	(98,987)	(67,235)	(86,742)
Geological and geophysical expenses	12	(7,694)	(10,282)	(13,831)
Administrative expenses	13	(42,054)	(34,170)	(37,471)
Selling expenses	14	(1,136)	(4,222)	(5,211)
Depreciation		(74,885)	(75,774)	(105,557)
Write-off of unsuccessful exploration efforts	20	(5,834)	(31,366)	(30,084)
Impairment loss reversed (recognised) for non-financial assets	20-36	-	5,664	(149,574)
Other expenses		(5,088)	(1,344)	(13,711)
OPERATING PROFIT (LOSS)		78,996	(28,613)	(232,491)
Financial expenses	15	(53,511)	(36,229)	(36,924)
Financial income	15	2,016	2,128	1,269
Foreign exchange (loss) gain	15	(2,193)	13,872	(33,474)
PROFIT (LOSS) BEFORE INCOME TAX		25,308	(48,842)	(301,620)
Income tax (expense) benefit	17	(43,145)	(11,804)	17,054
LOSS FOR THE YEAR		(17,837)	(60,646)	(284,566)
Attributable to:
Owners of the Company		(24,228)	(49,092)	(234,031)
Non-controlling interest		6,391	(11,554)	(50,535)
Losses per share (in US$) for loss attributable to owners of the Company. Basic	19	(0.40)	(0.82)	(4.05)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted	19	(0.40)	(0.82)	(4.05)

The notes on pages 8 to 80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	2017	2016	2015
Loss for the year	(17,837)	(60,646)	(284,566)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(512)	7,102	(1,001)
Total comprehensive loss for the year	(18,349)	(53,544)	(285,567)
Attributable to:
Owners of the Company	(24,740)	(41,990)	(235,032)
Non-controlling interest	6,391	(11,554)	(50,535)

The notes on pages 8 to 80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2017	2016
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	20	517,403	473,646
Prepaid taxes	22	3,823	2,852
Other financial assets	25	22,110	19,547
Deferred income tax asset	18	27,636	23,053
Prepayments and other receivables	24	235	241
TOTAL NON CURRENT ASSETS		571,207	519,339
CURRENT ASSETS
Inventories	23	5,738	3,515
Trade receivables	24	19,519	18,426
Prepayments and other receivables	24	7,518	7,402
Prepaid taxes	22	26,048	15,815
Other financial assets	25	21,378	2,480
Cash and cash equivalents	25	134,755	73,563
TOTAL CURRENT ASSETS		214,956	121,201
TOTAL ASSETS		786,163	640,540
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	26	61	60
Share premium		239,191	236,046
Reserves		129,606	130,118
Accumulated losses		(283,933)	(260,459)
Attributable to owners of the Company		84,925	105,765
Non-controlling interest		41,915	35,828
TOTAL EQUITY		126,840	141,593
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	27	418,540	319,389
Provisions and other long-term liabilities	28	46,284	42,509
Deferred income tax liability	18	2,286	2,770
Trade and other payables	29	25,921	34,766
TOTAL NON CURRENT LIABILITIES		493,031	399,434
CURRENT LIABILITIES
Borrowings	27	7,664	39,283
Derivative financial instrument liabilities	25	19,289	3,067
Current income tax liabilities		42,942	5,155
Trade and other payables	29	96,397	52,008
TOTAL CURRENT LIABILITIES		166,292	99,513
TOTAL LIABILITIES		659,323	498,947
TOTAL EQUITY AND LIABILITIES		786,163	640,540

The Consolidated Financial Statements were approved by the Board of Directors on 7 March 2018.

The notes on pages 8 to 80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	(Accumulated Losses) Retained Earnings	Non- controlling Interest	Total
Equity at 1 January 2015	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Comprehensive income:
Loss for the year	-	-	-	-	(234,031)	(50,535)	(284,566)
Currency translation differences	-	-	-	(1,001)	-	-	(1,001)
Total Comprehensive loss for the year 2015	-	-	-	(1,001)	(234,031)	(50,535)	(285,567)
Transactions with owners:
Share-based payment (Note 30)	1	22,734	-	-	(14,993)	481	8,223
Repurchase of shares (Note 26)	-	(1,615)	-	-	-	-	(1,615)
Total 2015	1	21,119	-	-	(14,993)	481	6,608
Balances at 31 December 2015	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income:
Loss for the year	-	-	-	-	(49,092)	(11,554)	(60,646)
Currency translation differences	-	-	-	7,102	-	-	7,102
Total Comprehensive loss for the year 2016	-	-	-	7,102	(49,092)	(11,554)	(53,544)
Transactions with owners:
Share-based payment (Note 30)	1	6,032	-	-	(2,939)	273	3,367
Repurchase of shares (Note 26)		(1,991)	-	-	-	-	(1,991)
Dividends distribution to non-controlling interest	-	-	-	-	-	(6,406)	(6,406)
Total 2016	1	4,041	-	-	(2,939)	(6,133)	(5,030)
Balances at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income:
Loss for the year	-	-	-	-	(24,228)	6,391	(17,837)
Currency translation differences	-	-	-	(512)	-	-	(512)
Total Comprehensive loss for the year 2017	-	-	-	(512)	(24,228)	6,391	(18,349)
Transactions with owners:
Share-based payment (Note 30)	1	3,145	-	-	754	175	4,075
Dividends distribution to non-controlling interest	-	-	-	-	-	(479)	(479)
Total 2017	1	3,145	-	-	754	(304)	3,596
Balances at 31 December 2017	61	239,191	127,527	2,079	(283,933)	41,915	126,840

The notes on pages 8 to 80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ '000	Note	2017	2016	2015
Cash flows from operating activities
Loss for the year		(17,837)	(60,646)	(284,566)
Adjustments for:
Income tax expense (benefit)	17	43,145	11,804	(17,054)
Depreciation		74,885	75,774	105,557
Loss on disposal of property, plant and equipment		190	14	2,000
Impairment loss (reversed) recognised for non-financial assets	20-36	-	(5,664)	149,574
Write-off of unsuccessful exploration efforts	20	5,834	31,366	30,084
Accrual of borrowing’s interests		28,879	27,940	28,460
Borrowings cancellation costs	15	17,575	-	-
Amortisation of other long-term liabilities	28	(657)	(2,924)	(703)
Unwinding of long-term liabilities	28	2,779	2,693	2,575
Accrual of share-based payment		4,075	3,367	8,223
Foreign exchange loss (gain)		2,193	(13,872)	33,474
Unrealized loss on commodity risk management contracts	8	13,300	3,068	-
Income tax paid		(6,925)	(1,956)	(7,625)
Changes in working capital	5	(25,278)	11,920	(24,104)
Cash flows from operating activities – net		142,158	82,884	25,895
Cash flows from investing activities
Purchase of property, plant and equipment		(105,604)	(39,306)	(48,842)
Cash flows used in investing activities – net		(105,604)	(39,306)	(48,842)
Cash flows from financing activities
Proceeds from borrowings		425,000	186	7,036
Debt issuance costs paid		(6,683)	-	-
Proceeds from cash calls from related parties		1,155	5,210	2,400
Repurchase of shares		-	(1,991)	(1,615)
Principal paid		(355,022)	(22,645)	(89)
Interest paid		(27,688)	(25,490)	(25,754)
Borrowings cancellation costs paid		(12,315)	-	-
Dividends distribution to non-controlling interest		(479)	(6,406)	-
Cash flows from (used in) financing activities - net		23,968	(51,136)	(18,022)
Net increase (decrease) in cash and cash equivalents		60,522	(7,558)	(40,969)

Cash and cash equivalents at 1 January		73,563	82,730	127,672
Currency translation differences		670	(1,609)	(3,973)
Cash and cash equivalents at the end of the year		134,755	73,563	82,730

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		134,734	73,551	82,720
Cash in hand		21	12	10
Cash and cash equivalents		134,755	73,563	82,730

The notes on pages 8 to 80 are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

These Consolidated Financial Statements were authorised for issue by the Board of Directors on 7 March 2018.

Note 2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1 Basis of preparation

The Consolidated Financial Statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost convention.

The Consolidated Financial Statements are presented in thousands of United States Dollars (US$'000) and all values are rounded to the nearest thousand (US$'000), except in the footnotes and where otherwise indicated.

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

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2017:

•	Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12

•	Disclosure initiative – Amendments to IAS 7

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2017 and not early adopted.

• IFRS 2 Share based payments: amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment and pay that amount to the tax authority. It is effective for annual periods beginning on or after January 1, 2018. The Group estimates that these amendments will not have a material impact on the Group’s operating results or financial position.

• IFRS 9 Financial Instruments and associated amendments to various other standards: IFRS 9 replaces the multiple classification and measurement models in IAS 39. Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A debt instrument is measured at amortised cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest. All other debt and equity instruments, including investments in complex debt instruments and equity investments, must be recognised at fair value.

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

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

The new impairment model under IFRS 9 requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets under IFRS 15, lease receivables, loan commitments and certain financial guarantee contracts.

The new standard also introduces expanded disclosure requirements and changes in presentation.

Management has assessed the effects of applying the new standard on the Group’s Consolidated Financial Statements and concluded that no material impact will be expected.

• IFRS 15 Revenue from contracts with customers and associated amendments to various other standards: The IASB has issued a new standard for the recognition of revenue. This will replace IAS 18 which covers contracts for goods and services and IAS 11 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards.

These accounting changes may have flow-on effects on the entity’s business practices regarding systems, processes and controls, compensation and bonus plans, contracts, tax planning and investor communications. Entities will have a choice of full retrospective application, or prospective application with additional disclosures.

It is mandatory for financial years commencing on or after 1 January 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 January 2018 and that comparatives will not be restated.

Management has assessed the effects of applying the new standard on the Group’s Consolidated Financial Statements and concluded that no material impact will be expected.

• IFRS 16 Leases: will affect primarily the accounting by lessees and will result in the recognition of almost all leases on balance sheet. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and a financial liability to pay rentals for virtually all lease contracts. An optional exemption exists for short-term and low-value leases. The accounting by lessors will not significantly change. Some differences may arise as a result of the new guidance on the definition of a lease.

The Group has not yet determined to what extent its commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. Some of the commitments may be covered by the exception for short-term and low-value leases and some commitments may relate to arrangements that will not qualify as leases under IFRS 16. At this stage, the Group does not intend to adopt the standard before its effective date. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption.

Note 2	Summary of significant accounting policies (continued)

2.1 Basis of preparation (continued)

2.1.1 Changes in accounting policy and disclosure (continued)

• IFRIC 22 Foreign Currency Transactions and Advance Consideration: issued in December 2016. The interpreta-tion addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid an advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially rec-ognises the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consid-eration. It is effective for annual periods beginning on January 1, 2018. The Group estimates that these interpreta-tions will not have a material impact on the Group’s operating results or financial position.

• Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28: The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures.

• Improvements to IFRSs – 2014-2016 Cycle: amendments issued in December 2016 that are effective for periods beginning on or after January 1, 2018. The Group estimates that these amendments will not have an impact on the Group’s operating results or financial position.

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

Considering macroeconomic environment conditions, the performance of the operations, the US$ 425,000,000 debt fund raising completed in September 2017, the Group’s cash position, and the fact that over 99% of its total indebtedness maturing in 2024, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred by the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia, Peru and Argentina is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

2.6 Joint arrangements

Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The Group has assessed the nature of its joint arrangements and determined them to be joint operations. The Group combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its financial statements.

2.7 Revenue recognition

Revenue from the sale of crude oil and gas is recognised in the Consolidated Statement of Income when risk is transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 32 (a).

Note 2	Summary of significant accounting policies (continued)

2.8 Production and operating costs

Production costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, leasing and royalties are also included within this account.

2.9 Financial results

Financial results include interest expenses, interest income, bank charges, the amortisation of financial assets and liabilities, and foreign exchanges gain and losses. The Group has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the Group’s general borrowings during the year, which was 6.90% at year end 2017 (7.98% at year end 2016 and 2015). Amounts capitalised during the year amounted to US$ 610,841 (US$ 254,950 in 2016 and US$ 637,390 in 2015).

2.10 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation and impairment charge, if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

Oil and gas exploration and production activities are accounted for in accordance with the successful efforts method on a field by field basis. The Group accounts for exploration and evaluation activities in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, capitalising exploration and evaluation costs until such time as the economic viability of producing the underlying resources is determined. Costs incurred prior to obtaining legal rights to explore are expensed immediately to the Consolidated Statement of Income.

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

A charge of US$ 5,834,000 has been recognised in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 31,366,000 in 2016 and US$ 30,084,000 in 2015). See Note 20.

All field development costs are considered construction in progress until they are finished and capitalised within oil and gas properties, and are subject to depreciation once completed. Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

Note 2	Summary of significant accounting policies (continued)

2.10 Property, plant and equipment (continued)

Workovers of wells made to develop reserves and/or increase production are capitalised as development costs. Maintenance costs are charged to the Consolidated Statement of Income when incurred.

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as financial expense.

Note 2	Summary of significant accounting policies (continued)

2.11 Provisions and other long-term liabilities (continued)

2.11.1 Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalises the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalised cost is depreciated over the estimated useful life of the related asset. According to interpretations and application of current legislation and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the financial statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.11.2 Deferred Income

Relates to contributions received in cash from the Group’s clients to improve the project economics of gas wells. The amounts collected are reflected as a deferred income in the balance sheet and recognised in the Consolidated Statement of Income over the productive life of the associated wells. The depreciation of the gas wells that generated the deferred income is charged to the Consolidated Statement of Income simultaneously with the amortisation of the deferred income. The addition in 2016 and the amounts used in 2017 correspond to the deferred income related to the take or pay provision associated to gas sales in Brazil.

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

During 2017, no impairment loss was recognised (impairment loss reversed for US$ 5,664,000 in 2016 and impairment loss recognised for US$ 149,574,000 in 2015). See Note 36. The write-offs are detailed in Note 20.

2.13 Lease contracts

All current lease contracts are considered to be operating leases on the basis that the lessor retains substantially all the risks and rewards related to the ownership of the leased asset. Payments related to operating leases and other rental agreements are recognised in the Consolidated Income Statement on a straight line basis over the term of the contract. The Group's total commitment relating to operating leases and rental agreements is disclosed in Note 32.

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Under a finance lease, the Group as lessor has to recognise an amount receivable equal to the aggregate of the minimum lease payments plus any unguaranteed residual value accruing to the lessor, discounted at the interest rate implicit in the lease.

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

2.15 Current and deferred income tax (continued)

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

In addition, the Group has tax-loss carry-forwards in certain taxing jurisdictions that are available to be offset against future taxable profit. However, deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case. To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Group does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Group would have to recognise amounts to approximately US$ 12,300,000.

Deferred tax balances are provided in full, with no discounting.

2.16 Financial assets

Financial assets are divided into the following categories: loans and receivables; financial assets at fair value through profit or loss; available-for-sale financial assets; and held-to-maturity investments. Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the investments were acquired. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

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

Interest and other cash flows resulting from holding financial assets are recognised in the Consolidated Statement of Income when receivable, regardless of how the related carrying amount of financial assets is measured.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, prepayments and other receivables and cash and cash equivalents in the balance sheet. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. Loans and receivables are subsequently measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognised in the Consolidated Statement of Income. All of the Group’s financial assets are classified as loan and receivables.

2.17 Other financial assets

Non current other financial assets include contributions made for environmental obligations according to a Colombian and Brazilian government request and are restricted for those purposes.

Current other financial assets include the security deposit granted in relation to the purchase of Argentinian assets (see Note 35) and short term investments with original maturities up to twelve months and over three months.

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

2.21 Derivatives

Derivative financial instruments are recognised in the statement of financial position as assets or liabilities and initially and subsequently measured at fair value through profit and loss. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The market-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy. Gains and losses arising from changes in fair value are recognised in the Consolidated Statement of Income within Commodity risk management contracts.

For more information about derivatives please refer to Note 8.

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

Direct issue costs are charged to the Consolidated Statement of Income on an accruals basis using the effective interest method.

Note 2	Summary of significant accounting policies (continued)

2.23 Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.
•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
•	"Other reserve" representing:
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,
-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries.
•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
•	"(Accumulated losses) Retained earnings" representing accumulated earnings and losses.

2.24 Share-based payment

The Group operates a number of equity-settled and cash-settled share-based compensation plans comprising share awards payments to certain employees and other third party contractors. Share-based payment transactions are measured in accordance with IFRS 2.

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

The fair value of the share awards payments is determined at the grant date by reference of the market value of the shares and recognised as an expense over the vesting period. When the awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

For cash-settled share-based payment transactions, if any, the Company measures the services acquired for amounts that are based on the price of the Company’s shares. The fair value of the liability incurred is measured using Geometric Brownian Motion method. Until the liability is settled, the Company is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period.

Note 3	Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

•	Currency risk
•	Price risk
•	Credit risk – concentration
•	Funding and liquidity risk
•	Interest rate risk
•	Capital risk management

The policy for managing these risks is set by the Board of Directors. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate department. The policy for each of the above risks is described in more detail below.

Currency risk

In Argentina, Colombia, Chile and Peru the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenue held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

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

During 2017, the Argentine Peso devaluated by 17% (22% and 52% in 2016 and 2015) against the US Dollar, the Chilean Peso revaluated by 8% (revaluated by 6% in 2016 and devaluated by 16% in 2015) and the Colombian Peso revaluated by 1% (revaluated by 5% in 2016 and devaluated by 32% in 2015).

If the Argentine Peso, the Chilean Peso and the Colombian Peso had each devaluated an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 1,538,000 (US$ 2,683,400 in 2016 and US$ 1,003,300 in 2015).

Note 3	Financial Instruments-risk management (continued)

Currency risk (continued)

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the Itaú, which was fully repaid in September 2017, and intercompany loans. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from the intercompany loan and the Itaú loan described in Note 27. The exchange loss generated by the Brazilian subsidiary during 2017 amounted to US$ 1,274,000 (gain of US$ 14,542,000 in 2016 and loss of US$ 35,605,000 in 2015).

During 2017, the Brazilian Real devaluated by 2% against the US Dollar (revaluated by 17% in 2016 and devaluated by 47% in 2015, respectively). If the Brazilian Real had devaluated 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 3,100,000 (US$ 5,300,000 in 2016 and US$ 7,400,000 in 2015).

As of 31 December 2017, the balances denominated in the Peruvian local currency (Peruvian Soles) are not material.

As currency rate changes between the US Dollar and the local currencies, the Group recognises gains and losses in the Consolidated Statement of Income.

Price risk

The price realised for the oil produced by the Group is linked to US dollar denominated crude oil international benchmarks. The market price of these commodities is subject to significant volatility and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, geopolitical landscape, economic conditions and a variety of additional factors.

In Colombia, the realised oil price is linked to the Vasconia crude reference price, a marker broadly used in the Llanos basin, adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, water content, delivery point and transport costs.

In Chile, the oil price is based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others.

GeoPark has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined by a formula that considers a basket of international methanol prices, including US Gulf methanol spot barge prices, methanol spot Rotterdam prices and spot prices in Asia.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

Note 3	Financial Instruments-risk management (continued)

Price risk (continued)

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax loss for the year would have been higher by US$ 10,423,000 (US$ 23,655,000 in 2016 and US$ 23,940,000 in 2015).

As of October 2016, GeoPark considered it was appropriate to manage part of the exposure to crude oil price volatility using derivatives. The Group considers these derivative contracts to be an effective manner of properly managing commodity price risk. The price risk management activities mainly employ combinations of options and key parameters are based on forecasted production and budget price levels. GeoPark has also obtained credit lines from industry leading counterparties to minimize the potential cash exposure of the derivative contracts (see Note 8).

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers and hedging counterparties.

In Colombia, during 2017, the Colombian subsidiary made 99% of the oil sales to Trafigura (one of the world’s leading independent commodity trading and logistics houses), with Trafigura accounting for 79% of consolidated revenues for the same period.

All the oil produced in Chile as well as the gas produced by TdF Blocks (5% of total revenue, 10% in 2016 and 15% in 2015) is sold to ENAP, the State owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of Methanex, a Canadian public company (5% of consolidated revenue, 9% in 2016 and 7% in 2015).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State owned company, which is the operator of the Manati Field (10% of the consolidated revenue, 15% in 2016 and 2015).

The forementioned companies all have good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

In 2016 and 2017, the Group executed oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies, therefore the Directors do not consider there to be a significant collection risk.

See disclosure in Notes 8 and 25.

Note 3	Financial Instruments-risk management (continued)

Funding and Liquidity risk

In the past, the Group was able to raise capital through different sources of funding including equity, strategic partnerships and financial debt. During 2017, the Group placed US$ 425,000,000 notes (see Note 27).

The Group is positioned at the end of 2017 with a cash balance of US$ 134,755,000 and over 99% of its total indebtedness maturing in 2024. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 31,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The indenture governing the Company Notes 2024 includes incurrence test covenants related to the compliance with certain thresholds of Net Debt to Adjusted EBITDA ratio and Adjusted EBITDA to Interest ratio. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Group’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. As of the date of these Consolidated Financial Statements, the Group is in compliance with all the indenture’s provisions and covenants.

The most significant funding transactions executed in 2017, 2016 and 2015 include:

On September 2017, the Group successfully placed US$ 425,000,000 notes. These Notes carry a coupon of 6.50% per annum and their final maturity will be 21 September 2024. The net proceeds from the Notes were used by the Group to fully repay the 7.50% senior secured notes due 2020 and for general corporate purposes, including capital expenditures and repay other existing indebtedness.

On December 2015, the Group announced the execution of an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided GeoPark with access to up to US$ 100,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on 30 September 2017. Funds committed by Trafigura are being repaid by the Group through future oil deliveries over 2.5 years with a six-month grace period. As of the date of these Consolidated Financial Statements, outstanding balances related to the prepayment agreement amount to US$ 10,000,000.

Note 3	Financial Instruments-risk management (continued)

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to cash flow to interest rate risk.

The Group does not face interest rate risk on its US$ 425,000,000 Notes which carry a fixed rate coupon of 6.50% per annum. As a consequence, the accruals and interest payment are no substantially affected to the market interest rate changes.

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

At 31 December 2017, the Group has no exposure to fluctuations in the interest rate, since its long-term borrowings were issued at fixed rate. At 31 December 2016 and 2015, if 1% had been added to interest rates on currency-denominated borrowings with all other variables held constant, post tax loss for the year would have been US$ 467,000 and US$ 507,000 higher, respectively.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range, in normal market conditions. Due to the market conditions prevailing during 2017 and 2016 and the growing strategy of the Group, the gearing ratio at year end is above such range.

Note 3	Financial Instruments-risk management (continued)

Capital risk management (continued)

The gearing ratios at 31 December 2017 and 2016 were as follows:

Amounts in US$ '000	2017	2016
Net Debt	291,449	285,109
Total Equity	126,840	141,593
Total Capital	418,289	426,702
Gearing Ratio	70%	67%

Note 4	Accounting estimates and assumptions

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

Given the significant assumptions required and the possibility that actual conditions will differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 36).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of 31 December 2017 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

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

•	The Group adopts the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration asset should continue to be carried forward as an exploration and evaluation asset not yet determined or when insufficient information exists for this type of cost to remain as an asset. In making this assessment Management takes professional advice from qualified experts.

•	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

•	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Group has adopted the following criterion for recognising well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liabilities recognised are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

•	From time to time, the Group may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental, safety and health matters. For example, from time to time, the Group receives notice of environmental, health and safety violations. Based on what the Management of the Group currently knows, it is not expected any material impact on the financial statements.

Note 5	Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group's cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

Cash flows from operating activities are computed from the results for the year adjusted for non-cash operating items, changes in net working capital, and corporate tax. Income tax paid is presented as a separate item under operating activities.

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment and cash flows relating to the purchase and sale of enterprises to third parties, if any.

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2017	2016	2015
Increase in asset retirement obligation	5,943	1,195	985
Increase in provisions for other long-term liabilities	2,053	3,468	-
Purchase of property, plant and equipment	11,759	(4,657)	830

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2017	2016	2015
Increase in Prepaid taxes	(14,802)	(2,351)	(16,611)
(Increase) Decrease in Inventories	(2,031)	466	2,752
(Increase) Decrease in Trade receivables	(1,344)	(4,811)	22,470
(Increase) Decrease in Prepayments and other receivables and Other assets	(8,623)	(1,758)	405
Customer advance (repayments) payments	(10,000)	20,000	-
Security deposit granted (Note 35)	(15,600)	-	-
Increase (Decrease) in Trade and other payables	27,122	374	(33,120)
	(25,278)	11,920	(24,104)

Note 6	Segment information

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

Segment areas (geographical segments):

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2017
Revenue	32,738	34,238	263,076	-	70	-	330,122
Sale of crude oil	15,873	910	262,309	-	70	-	279,162
Sale of gas	16,865	33,328	767	-	-	-	50,960
Realized loss on commodity risk management contracts	-	-	(2,148)	-	-	-	(2,148)
Production and operating costs	(20,999)	(10,737)	(66,913)	-	(338)	-	(98,987)
Royalties	(1,314)	(3,134)	(24,236)	-	(13)	-	(28,697)
Transportation costs	(1,211)	-	(1,678)	-	(80)	-	(2,969)
Share-based payment	(170)	(39)	(248)	-	-	-	(457)
Other costs	(18,304)	(7,564)	(40,751)	-	(245)	-	(66,864)
Operating (loss) profit	(19,675)	4,434	116,290	(3,850)	(3,430)	(14,773)	78,996
Operating netback	11,222	23,540	194,013	-	(467)	-	228,308
Adjusted EBITDA	4,070	20,166	168,303	(3,505)	(2,183)	(11,075)	175,776

Depreciation	(23,730)	(10,809)	(40,010)	(139)	(159)	(38)	(74,885)
Write-off	(546)	(2,978)	(1,625)	-	(685)	-	(5,834)
Total assets	301,931	91,604	288,429	22,099	30,924	51,176	786,163

Employees (average)	102	12	164	13	88	-	379
Employees at year end	102	12	180	19	92	-	405

Note 6	Segment information (continued)

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2016
Revenue	36,723	29,719	126,228	-	-	-	192,670
Sale of crude oil	18,774	688	125,731	-	-	-	145,193
Sale of gas	17,949	29,031	497	-	-	-	47,477
Realized gain on commodity risk management contracts	-	-	514	-	-	-	514
Production and operating costs	(22,169)	(8,459)	(36,607)	-	-	-	(67,235)
Royalties	(1,495)	(2,721)	(7,281)	-	-	-	(11,497)
Transportation costs	(1,170)	-	(1,111)	-	-	-	(2,281)
Share-based payment	(138)	(71)	(413)	-	-	-	(622)
Other costs	(19,366)	(5,667)	(27,802)	-	-	-	(52,835)
Operating (loss) profit	(44,969)	(645)	31,463	(3,147)	370	(11,685)	(28,613)
Operating netback	13,696	21,356	87,523	41	(378)	(91)	122,147
Adjusted EBITDA	5,159	17,487	66,921	(2,607)	1,848	(10,487)	78,321

Depreciation	(31,355)	(12,974)	(31,148)	(130)	(150)	(17)	(75,774)
Reversal of impairment losses	-	-	5,664	-	-	-	5,664
Write-off	(19,389)	(4,583)	(7,394)	-	-	-	(31,366)
Total assets	317,969	99,904	182,784	5,020	6,071	28,792	640,540

Employees (average)	102	10	138	11	80	-	341
Employees at year end	102	10	146	10	77	-	345

Amounts in US$ '000	Chile	Brazil	Colombia	Peru	Argentina	Corporate	Total
2015
Revenue	44,808	32,388	131,897	-	597	-	209,690
Sale of crude oil	29,180	955	131,897	-	597	-	162,629
Sale of gas	15,628	31,433	-	-	-	-	47,061
Production costs	(28,704)	(8,056)	(48,534)	-	(1,448)	-	(86,742)
Royalties	(1,973)	(2,998)	(8,150)	-	(34)	-	(13,155)
Transportation costs	(2,441)	-	(2,068)	-	(2)	-	(4,511)
Share-based payment	(132)	-	(234)	-	(197)	-	(563)
Other costs	(24,158)	(5,058)	(38,082)	-	(1,215)	-	(68,513)
Operating (loss) profit	(180,264)	6,639	(37,227)	(6,719)	(2,350)	(12,570)	(232,491)
Operating netback	15,254	24,393	80,355	44	(1,732)	(287)	118,027
Adjusted EBITDA	(183)	20,460	66,736	(6,520)	(684)	(6,022)	73,787

Depreciation	(39,227)	(13,568)	(52,434)	(129)	(199)	-	(105,557)
Impairment loss	(104,515)	-	(45,059)	-	-	-	(149,574)
Write-off	(25,751)	-	(4,333)	-	-	-	(30,084)
Total assets	381,143	114,974	153,071	4,287	3,181	47,143	703,799

Employees (average)	153	11	130	16	93	-	403
Employees at year end	106	12	133	11	90	-	352

Approximately 76% of capital expenditure was incurred by Colombia (67% in 2016 and 66% in 2015), 10% was incurred by Chile (20% in 2016 and 22% in 2015), 8% was incurred by Argentina (4% in 2016 and nil in 2015), 3% was incurred by Brazil (9% in 2016 and 12% in 2015) and 3% was incurred by Peru (nil in 2016 and 2015).

Note 6	Segment information (continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

Amounts in US$ '000	2017	2016	2015
Operating netback	228,308	122,147	118,027
Administrative expenses	(38,937)	(32,323)	(30,590)
Geological and geophysical expenses	(13,595)	(11,503)	(13,650)
Adjusted EBITDA for reportable segments	175,776	78,321	73,787
Unrealized loss on commodity risk management contracts	(13,300)	(3,068)	-
Depreciation (a)	(74,885)	(75,774)	(105,557)
Share-based payment	(4,075)	(3,367)	(8,223)
Impairment and write-off of unsuccessful exploration efforts	(5,834)	(25,702)	(179,658)
Others (b)	1,314	977	(12,840)
Operating profit (loss)	78,996	(28,613)	(232,491)
Financial expenses	(53,511)	(36,229)	(36,924)
Financial income	2,016	2,128	1,269
Foreign exchange (loss) profit	(2,193)	13,872	(33,474)
Profit (Loss) before tax	25,308	(48,842)	(301,620)

(a)	Net of capitalised costs for oil stock included in Inventories.
(b)	In 2015 includes termination costs (see Note 36). Also includes internally capitalised costs.

Note 7	Revenue

Amounts in US$ '000	2017	2016	2015
Sale of crude oil	279,162	145,193	162,629
Sale of gas	50,960	47,477	47,061
	330,122	192,670	209,690

Note 8	Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 31 December 2017 and therefore all changes in the fair values of its derivative contracts are recognised as gains or losses in the results of the periods in which they occur.

Note 8	Commodity risk management contracts (continued)

The following table presents the Group’s derivative contracts in force as of 31 December 2017:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 October 2017 - 31 March 2018	ICE BRENT	Zero Premium Collar	4,000	50.00 Put 54.90 Call
1 October 2017 - 31 March 2018	ICE BRENT	Zero Premium Collar	2,000	50.00 Put 54.95 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 60.00 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	1,000	52.00 Put 58.40 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 58.25 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.55 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.50 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.60 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	2,000	43.00-53.00 Put 64.55 Call
1 July 2018 - 30 September 2018	ICE BRENT	Zero Premium 3 Way	5,000	43.00-53.00 Put 69.00 Call

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2017	2016	2015
Realized (loss) gain on commodity risk management contracts	(2,148)	514	-
Unrealized loss on commodity risk management contracts	(13,300)	(3,068)	-
Total	(15,448)	(2,554)	-

Note 9	Production and operating costs

Amounts in US$ '000	2017	2016	2015
Well and facilities maintenance	14,722	13,160	19,974
Staff costs (Note 11)	15,017	10,859	17,999
Share-based payment (Notes 11)	457	622	563
Royalties	28,697	11,497	13,155
Consumables	11,902	8,283	8,591
Transportation costs	2,969	2,281	4,511
Equipment rental	5,818	3,868	3,517
Safety and Insurance costs	2,591	2,222	3,239
Gas plant costs	6,069	6,300	2,878
Field camp	2,377	1,687	2,645
Non operated blocks costs	1,213	1,082	2,127
Other costs	7,155	5,374	7,543
	98,987	67,235	86,742

Note 10	Depreciation

Amounts in US$ '000	2017	2016	2015
Oil and gas properties	57,725	61,080	84,849
Production facilities and machinery	14,558	10,788	15,467
Furniture, equipment and vehicles	1,948	2,702	2,850
Buildings and improvements	844	920	874
Depreciation of property, plant and equipment (a)	75,075	75,490	104,040

Related to:

Productive assets	72,283	71,868	100,316
Administrative assets	2,792	3,622	3,724
Depreciation total (a)	75,075	75,490	104,040

(a) Depreciation without considering capitalised costs for oil stock included in Inventories.

Note 11	Staff costs and Directors Remuneration

	2017	2016	2015
Number of employees at year end	405	345	352
Amounts in US$ '000
Wages and salaries	44,891	36,059	40,574
Share-based payments (Note 30)	4,075	3,367	8,223
Social security charges	5,364	3,792	6,197
Director’s fees and allowance	3,458	2,088	1,238
	57,788	45,306	56,232

Recognised as follows:
Production and operating costs	15,474	11,481	18,562
Geological and geophysical expenses	11,026	10,439	11,336
Administrative expenses	31,288	23,386	26,334
	57,788	45,306	56,232

Board of Directors’ and key managers’ remuneration
Salaries and fees	9,674	7,337	6,549
Share-based payments	2,322	1,211	6,544
Other benefits in kind	287	112	167
	12,283	8,660	13,260

Note 11	Staff costs and Directors Remuneration (continued)

Directors’ Remuneration

	Executive Directors’ Fees		Executive Directors’ Bonus		Non- Executive Directors’ Fees (in US$)		Director Fees Paid in Shares (No. of Shares)	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$	400,000		-		-	-	US$	400,000
James F. Park	US$	800,000	US$	800,000		-	-	US$	1,600,000
Pedro Aylwin (a)		-		-		-	-		-
Peter Ryalls (b)		-		-	US$	115,000	9,388	US$	165,010
Juan Cristóbal Pavez (c)		-		-	US$	110,000	15,408	US$	210,020
Carlos Gulisano		-		-	US$	110,000	15,408	US$	210,020
Robert Bedingfield (d)		-		-	US$	102,500	15,408	US$	202,520
Michael Dingman		-		-	US$	46,667	8,853	US$	105,012
Jamie Coulter		-		-	US$	50,000	6,020	US$	95,641

[a]	Pedro Aylwin has a service contract that provides for him to act as Manager of Corporate Governance so he resigned his fees as Director.
[b]	Technical Committee Chairman until his death. Afterwards the Chairman is Carlos Gulisano.
[c]	Compensation Committee Chairman.
[d]	Audit Committee Chairman.

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

Note 12	Geological and geophysical expenses

Amounts in US$ '000	2017	2016	2015
Staff costs (Note 11)	10,525	9,541	10,557
Share-based payment (Notes 11)	501	898	779
Allocation to capitalised project	(6,402)	(2,119)	(598)
Other services	3,070	1,962	3,093
	7,694	10,282	13,831

Note 13	Administrative expenses

Amounts in US$ '000	2017	2016	2015
Staff costs (Note 11)	24,713	19,451	18,215
Share-based payment (Notes 11)	3,117	1,847	6,881
Consultant fees	5,120	3,894	4,115
Office expenses	2,506	2,217	2,535
Travel expenses	2,772	1,717	1,497
Director’s fees and allowance (Note 11)	3,458	2,088	1,238
Communication and IT costs	2,109	2,013	1,791
Allocation to joint operations	(7,646)	(4,365)	(4,203)
Other administrative expenses	5,905	5,308	5,402
	42,054	34,170	37,471

Note 14	Selling expenses

Amounts in US$ '000	2017	2016	2015
Transportation	864	3,559	4,760
Selling taxes and other	272	663	451
	1,136	4,222	5,211

Note 15	Financial results

Amounts in US$ '000	2017	2016	2015
Financial expenses
Interest and amortisation of debt issue costs	(27,823)	(28,984)	(28,983)
Interest with related parties	(2,224)	(1,587)	(1,560)
Less: amounts capitalised on qualifying assets	611	255	637
Borrowings cancellation costs	(17,575)	-	-
Bank charges and other financial results	(3,721)	(3,220)	(4,443)
Unwinding of long-term liabilities (Note 28)	(2,779)	(2,693)	(2,575)
	(53,511)	(36,229)	(36,924)
Financial income
Interest received	2,016	2,128	1,269
	2,016	2,128	1,269
Foreign exchange gains and losses
Foreign exchange (loss) gain	(2,193)	13,872	(33,474)
	(2,193)	13,872	(33,474)
Total Financial results	(53,688)	(20,229)	(69,129)

Note 16	Tax reforms

Colombia

A tax reform has been enacted in Colombia during December 2016. The legislation included significant changes to certain corporate income tax and statutory income tax provisions, including rate reductions and the repeal of certain corporate-level taxes. The legislation also aimed to raise tax revenue mostly by increasing the rate of the value added tax (VAT) to 19% (from 16%) and through a variety of excise taxes. Most of the tax provisions were effective 1 January 2017.

The legislation also included the following provisions that are intended to simplify the corporate income tax system by:

•	Eliminating the “CREE” tax on corporations and the CREE surtax (CREE is the Spanish acronym for the “fairness tax”).
•	Introducing a temporary income surtax of 6% for 2017 and 4% for 2018.

Accordingly, with this tax reform, the corporate income tax will have the following rate schedule (applied beyond a limited profit threshold):

•	40% in 2017 (34% income tax plus 6% income surtax)
•	37% in 2018 (33% income tax plus 4% income surtax)
•	33% in 2019 and onwards.

There is an increase in the tax rate on deemed income relating to increases in a taxpayer’s net worth (i.e., the increase in the value of a taxpayer’s assets); the rate is increased from 3% to 3.5%.

Other changes to the income tax law were the following:

•	New withholding tax on dividends—with the applicable rates for non-resident shareholders of: (1) 5% for dividends distributed out of the distributing entity’s previously taxed profits; and (2) 35% for dividends distributed out of the distributing entity’s previously untaxed profits, plus an additional 5% after having applied and deducted the initial 35% withholding.
•	A general 15% withholding tax rate for taxable income accrued by non-residents without a permanent establishment (certain special rates may apply).
•	Lengthen the statute of limitations with respect to tax returns and assessments.
•	Limit loss carryforwards to 12 years.
•	Allow for a deduction of VAT paid on certain acquisitions or imports of capital goods when calculating the taxpayer’s income tax liability.
•	Retain the tax on long-term capital gains at 10% for both corporations and non-residents.

The legislation also revises and refines tax accounting standards based on IFRS rules.

Note 16	Tax reforms (Continued)

Argentina

A tax reform has been enacted in Argentina during December 2017. The legislation included significant changes to certain corporate income tax and statutory income tax provisions, including rate reductions. Most of the tax provisions are effective from fiscal year 2018.

With this tax reform, the corporate income tax -previously 35%- will have the following rate schedule:

•	30% in 2018 and 2019
•	25% in 2020 and 2021 and onwards.

Other changes include the following:

•	New withholding tax on dividends—with the applicable rates for non-resident shareholders of: (1) 7% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2018 and 2019; and (2) 13% for dividends distributed out of the distributing entity’s previously taxed profits of fiscal years 2020 and onwards.
•	Application of inflation adjustment for corporate tax purposes is reinstated under certain circumstances.
•	Possible tax revaluation of investment in fixed assets, under payment of a special tax.
•	Allow for short term recovery of VAT paid on acquisitions or imports of capital goods, when non recoverable with VAT on usual sales.

Note 17	Income tax

Amounts in US$ '000	2017	2016	2015
Current tax	(48,449)	(12,359)	(7,262)
Deferred income tax (Note 18)	5,304	555	24,316
	(43,145)	(11,804)	17,054

Note 17	Income tax (continued)

The tax on the Group’s profit (loss) before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2017	2016	2015
Profit (Loss) before tax	25,308	(48,842)	(301,620)
Tax losses from non-taxable jurisdictions	22,708	12,318	15,852
Taxable profit (loss)	48,016	(36,524)	(285,768)

Income tax calculated at domestic tax rates applicable to Profit (Losses) Income in the respective countries	(31,107)	(809)	62,589
Tax losses where no deferred tax benefit is recognised	(8,111)	(6,616)	(16,325)
Effect of currency translation on tax base	(2,330)	(2,840)	(6,776)
Changes in the income tax rate (Note 16)	542	220	(625)
Non recoverable tax loss carry-forwards	-	-	(15,537)
Non-taxable results (a)	(2,139)	(1,759)	(6,272)
Income tax	(43,145)	(11,804)	17,054

(a)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

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

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ '000	2017	2016	2015
Argentina	4,849	2,908	3,834
Chile (a)	345,104	280,290	209,910
Brazil (a)	33,721	16,057	-
Total tax losses at 31 December	383,674	299,255	213,744

(a) Taxable losses have no expiration date.

Note 17	Income Tax (continued)

At the balance sheet date deferred tax assets in respect of tax losses in Argentina and in certain Companies in Chile have not been recognised as there is insufficient evidence of future taxable profits to offset them (in the case of Argentina, before the statute of limitation of these tax losses causes them to expire).

Expiring dates for tax losses accumulated at 31 December 2017 are:

Expiring date	Amounts in US$ '000
2020	754
2021	1,446
2022	2,649

Note 18	Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ '000	2017	2016
Deferred tax at 1 January	20,283	17,691
Reclassification (a)	-	574
Currency translation differences	(237)	1,463
Income statement credit	5,304	555
Deferred tax at 31 December	25,350	20,283

(a) Corresponds to differences between income tax provision and the final tax return presented.

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2017 and 2016 are as follows:

Amounts in US$ '000	At the beginning of year	Currency translation differences	(Charged) credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	19,225	(237)	(2,817)	16,171
Taxable losses	3,828	-	7,637	11,465
Total 2017	23,053	(237)	4,820	27,636
Total 2016	34,646	1,463	(13,056)	23,053

Note 18	Deferred income tax (continued)

Amounts in US$ '000	At the beginning of year	Credited to net profit	Reclassification (a)	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(17,308)	(2,766)	-	(20,074)
Taxable losses	14,538	3,250	-	17,788
Total 2017	(2,770)	484	-	(2,286)
Total 2016	(16,955)	13,611	574	(2,770)

(a) Corresponds to differences between income tax provision and the final tax return presented.

Note 19	Earnings per share

Amounts in US$ '000 except for shares	2017	2016	2015
Numerator:
Loss for the year attributable to owners	(24,228)	(49,092)	(234,031)
Denominator:
Weighted average number of shares used in basic EPS	60,093,191	59,777,145	57,759,001
(Losses) after tax per share (US$) – basic	(0.40)	(0.82)	(4.05)

Amounts in US$ '000 except for shares	2017 (a)	2016	2015
Weighted average number of shares used in basic EPS	60,093,191	59,777,145	57,759,001
Effect of dilutive potential common shares (a)
Weighted average number of common shares for the purposes of diluted earnings per shares	60,093,191	59,777,145	57,759,001
(Losses) after tax per share (US$) – diluted	(0.40)	(0.82)	(4.05)

(a) For the year ended 31 December 2017, there were 4,564,777 (1,390,706 in 2016 and 1,032,279 in 2015) of potential shares that could have a dilutive impact but were considered antidilutive due to negative earnings.

Note 20	Property, plant and equipment

Amounts in US$'000	Oil & gas properties		Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improvements	Construction in progress	Exploration and evaluation assets(b)		Total
Cost at 1 January 2015	749,947		12,057	111,646	9,527	59,425	140,444		1,083,046
Additions	(4,640	)(a)	954	-	272	36,543	12,299		45,428
Currency translation differences	(27,522)		(182)	(2,577)	(92)	-	(1,510)		(31,883)
Disposals	(241)		(13)	(1,685)	(84)	-	-		(2,023)
Write-off / Impairment loss	(128,956)		-	(13,242)	-	(7,376)	(30,084	)(c)	(179,658)
Transfers	60,404		929	30,690	895	(58,769)	(34,149)		-
Cost at 31 December 2015	648,992		13,745	124,832	10,518	29,823	87,000		914,910
Additions	(3,531	)(a)	406	466	-	20,322	18,181		35,844
Currency translation differences	16,132		126	2,077	35	73	790		19,233
Disposals	-		(22)	-	-	-	-		(22)
Write-off / Impairment reversal	5,664		-	-	-	-	(31,366	)(d)	(25,702)
Transfers	24,984		102	5,038	-	(17,292)	(12,832)		-
Cost at 31 December 2016	692,241		14,357	132,413	10,553	32,926	61,773		944,263
Additions	7,997	(a)	954	-	-	66,953	49,455		125,359
Currency translation differences	(1,142)		(12)	(147)	(3)	(62)	(104)		(1,470)
Disposals	-		(112)	-	(189)	-	-		(301)
Write-off / Impairment reversal	-		-	-	-	-	(5,834	)(e)	(5,834)
Transfers	77,408		211	25,130	-	(61,827)	(40,922)		-
Cost at 31 December 2017	776,504		15,398	157,396	10,361	37,990	64,368		1,062,017

Depreciation and write-down at 1 January 2015	(240,439)		(4,449)	(45,147)	(2,244)	-	-		(292,279)
Depreciation	(84,849)		(2,850)	(15,467)	(874)	-	-		(104,040)
Disposals	-		8	-	15	-	-		23
Currency translation differences	4,115		(26)	-	(92)	-	-		3,997
Depreciation and write-down at 31 December 2015	(321,173)		(7,317)	(60,614)	(3,195)	-	-		(392,299)
Depreciation	(61,080)		(2,702)	(10,788)	(920)	-	-		(75,490)
Disposals	-		8	-	-	-	-		8
Currency translation differences	(2,486)		(38)	(296)	(16)	-	-		(2,836)
Depreciation and write-down at 31 December 2016	(384,739)		(10,049)	(71,698)	(4,131)	-	-		(470,617)
Depreciation	(57,725)		(1,948)	(14,558)	(844)	-	-		(75,075)
Disposals	-		73	-	38	-	-		111
Currency translation differences	930		8	24	5	-	-		967
Depreciation and write-down at 31 December 2017	(441,534)		(11,916)	(86,232)	(4,932)	-	-		(544,614)

Carrying amount at 31 December 2015	327,819		6,428	64,218	7,323	29,823	87,000		522,611
Carrying amount at 31 December 2016	307,502		4,308	60,715	6,422	32,926	61,773		473,646
Carrying amount at 31 December 2017	334,970		3,482	71,164	5,429	37,990	64,368		517,403

Note 20	Property, plant and equipment (continued)

(a) Corresponds to the effect of change in estimate of assets retirement obligations.

(b) Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 53,764,000 (US$ 53,523,000 in 2016 and US$ 64,094,000 in 2015).

Amounts in US$ '000	Total
Exploration wells at 31 December 2015	22,906
Additions	15,088
Write-offs	(19,949)
Transfers	(9,795)
Exploration wells at 31 December 2016	8,250
Additions	35,299
Write-offs	(3,664)
Transfers	(29,281)
Exploration wells at 31 December 2017	10,604

As of 31 December 2017, there were two exploratory wells that have been capitalised for a period less than a year amounting to US$ 4,488,000 and two exploratory wells that have been capitalised for a period over a year amounting to US$ 6,116,000.

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

(d) Corresponds to the write-off of five wells drilled in previous years in the Chilean blocks for which no additional work would be performed, the loss generated by the write-off of the seismic cost for Llanos 62 Block in Colombia generated by the relinquishment of the area in September 2016. In addition, during September 2016, five blocks in Brazil were relinquished so the associated investment was written off.

(e) Corresponds to five unsuccessful exploratory wells, one well drilled in Colombia (Llanos 34 Block), one well drilled in Brazil (REC-T-94 Block) and three non-operated wells drilled in Argentina (Puelen and Sierra del Nevado Blocks) in 2017. The charge also includes the loss generated by the write-off of the seismic cost for Campanario and Isla Norte Blocks in Chile generated by the relinquishment of 327 sq km in 2017.

Note 21	Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2017 (a):

(a) LGI is not a subsidiary, it is Non-controlling interest.

Non controlling interest held by LGI:

•	Consolidated Statement of Comprehensive Income: Total comprehensive income for the year 2017 include a profit of US$ 13,536,000 (profit of US$ 2,791,000 in 2016 and loss of US$ 7,085,000 in 2015), a loss of US$ 6,200,000 (US$ 10,379,000 in 2016 and US$ 33,260,000 in 2015) and a loss of US$ 945,000 (US$ 3,966,000 in 2016 and US$ 10,190,000 in 2015) corresponding to non-controlling interest held by LGI in GeoPark Colombia Coöperatie U.A., GeoPark Chile S.A. and GeoPark TdF S.A., respectively.

•	Consolidated Statement of Financial Position: Total Equity as of 31 December 2017 includes US$ 29,330,000 (US$ 16,168,000 in 2016), US$ 15,953,000 (US$ 22,082,000 in 2016) and a negative amount of US$ 3,368,000 (US$ 2,422,000 in 2016) corresponding to non-controlling interest held by LGI in GeoPark Colombia Coöperatie U.A., GeoPark Chile S.A. and GeoPark TdF S.A., respectively.

•	Consolidated Statement of Changes in Equity: Dividends distributed to non-controlling interest of US$ 479,000 in 2017 (US$ 6,406,000 in 2016) correspond to non-controlling interest held by LGI in GeoPark Colombia Coöperatie U.A.

Note 21	Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited (Bermuda)	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru S.L.U. (Spain)	100% (a)
	GeoPark Brazil S.L.U. (Spain)	100% (a)
	GeoPark Colombia E&P S.A.(Panama)	100% (a) (b)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a) (b)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (b)
	Ogarrio E&P S.A.P.I. de C.V. (Mexico)	51% (a) (b)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	12.5%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.
(e)	GeoPark is the operator.

Corporate structure reorganization

During 2017, the Company decided to incorporate a subsidiary in the United Kingdom to conduct the businesses in Latin America by adopting all the key resolutions and decisions necessary for such purpose. Also, a tax reform enacted in The Netherlands during September 2017 that would harm the Group´s cashflow, forced the Group to decide the re-domiciliation of its 100% owned Dutch subsidiaries to Spain.

Note 22	Prepaid taxes

Amounts in US$ '000	2017	2016
V.A.T.	27,674	14,052
Income tax payments in advance	1,258	4,517
Other prepaid taxes	939	98
Total prepaid taxes	29,871	18,667
Classified as follows:
Current	26,048	15,815
Non current	3,823	2,852
Total prepaid taxes	29,871	18,667

Note 23	Inventories

Amounts in US$ '000	2017	2016
Crude oil	1,969	1,521
Materials and spares	3,769	1,994
	5,738	3,515

Note 24	Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2017	2016
Trade receivables	19,519	18,426
	19,519	18,426
To be recovered from co-venturers (Note 33)	2,455	3,311
Related parties receivables (Note 33)	56	42
Prepayments and other receivables	5,242	4,290
	7,753	7,643
Total	27,272	26,069

Classified as follows:
Current	27,037	25,828
Non current	235	241
Total	27,272	26,069

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2017 and 2016, there are no balances that were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances overdue between 31 days and 90 days as of 31 December 2017 and 2016.

Note 24	Trade receivables and Prepayments and other receivables (continued)

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2017	2016
At 1 January	741	596
Foreign exchange (income) loss	(147)	145
	594	741

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note 25	Financial instruments by category

Amounts in US$ '000	Assets as per statement of financial position
	2017	2016
Loans and receivables
Trade receivables	19,519	18,426
To be recovered from co-venturers (Note 33)	2,455	3,311
Other financial assets (a)	43,488	22,027
Cash and cash equivalents	134,755	73,563
	200,217	117,327

(a) Non current other financial assets relate to contributions made for environmental obligations according to Colombian and Brazilian government regulations and also include a non current account receivable with the previous owners of one of the Colombian subsidiaries (see Note 28). Current other financial assets corresponds to the security deposit granted in relation to the purchase of Argentinian assets (see Note 35) and short term investments with original maturities up to twelve months and over three months.

Note 25	Financial instruments by category (continued)

	Liabilities as per statement of financial position
Amounts in US$ '000	2017	2016
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	19,289	3,067
	19,289	3,067
Other financial liabilities at amortised cost
Trade payables	52,557	23,650
Payables to related parties (Note 33)	31,184	27,801
To be paid to co-venturers (Note 33)	10,015	1,614
Borrowings	426,204	358,672
	519,960	411,737
Total financial liabilities	539,249	414,804

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2017	2016
Trade receivables
Counterparties with an external credit rating (Moody’s)
B2	70	7,056
Ba3	8,788	-
Baa3	3,614	3,729
Counterparties without an external credit rating
Group1 (a)	7,047	7,641
Total trade receivables	19,519	18,426

(a) Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

Note 25	Financial instruments by category (continued)

Cash at bank and other financial assets (a)
Amounts in US$ '000	2017	2016
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	553	813
A2	298	-
A3	63,853	-
Aaa	15,040	-
Aa3	11,401	42,798
AAA	19,634	14
B2	31	-
Ba1	18	-
Ba2	7	-
Baa1	307	100
Baa2	4,078	4,094
Ba3	2,815	3,497
B3	-	10
BBB	15,064	-
Counterparties without an external credit rating	45,123	44,252
Total	178,222	95,578

(a) The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 21,000 (US$ 12,000 in 2016).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2017
Borrowings	27,625	27,625	82,875	480,250
Trade payables	52,557	-	-	-
Payables to related parties	7,331	2,068	27,087	-
	87,513	29,693	109,962	480,250
At 31 December 2016
Borrowings	48,958	43,304	355,064	-
Trade payables	23,650	-	-	-
Payables to related parties	1,561	1,561	22,018	-
	74,169	44,865	377,082	-

Note 25	Financial instruments by category (continued)

Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2017 and 2016 on a recurring basis:

Amounts in US$ '000	Level 2	At 31 December 2017
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	19,289	19,289
Total Liabilities	19,289	19,289

Amounts in US$ '000	Level 2	At 31 December 2016
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	3,067	3,067
Total Liabilities	3,067	3,067

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 December 2017.

Note 25	Financial instruments by category (continued)

Fair value measurement of financial instruments (continued)

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.
•	The market-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.
•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

(c) Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost.

The fair value of these financial instruments at 31 December 2017 amounts to US$ 425,118,000 (US$ 346,180,000 in 2016). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 6.90% (7.60% in 2016) and are within level 2 of the fair value hierarchy.

Note 26	Share capital

Issued share capital	2017	2016
Common stock (amounts in US$ ‘000)	61	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,596,219	59,940,881
Total common shares in issue	60,596,219	59,940,881

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2017, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;
•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2015			59.5	59
Stock awards	Feb 2016	0.4	59.9	60
Stock awards	Dec 2016	0.5	60.4	60
Stock awards	Dec 2016	0.1	60.5	60
Buyback program	Dec 2016	(0.6)	59.9	60
Shares outstanding at the end of 2016			59.9	60
Stock awards	Jan 2017	0.1	60.0	60
Stock awards	Dec 2017	0.1	60.1	60
Stock awards	Dec 2017	0.5	60.6	61
Shares outstanding at the end of 2017			60.6	61

Note 26	Share capital (continued)

Stock Award Program and Other Share Based Payments

On 14 December 2017, 490,000 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 2,513,000.

On 15 December 2016, 379,500 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 3,940,000.

On 12 November 2015 and 22 December 2015, 817,600 and 478,000 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 11,359,000 and US$ 3,577,000, respectively.

In January 2017, 82,306 shares were issued to key management as bonus compensation, generating a share premium of US$ 332,000.

On 8 February 2016, 468,405 shares were issued to Executive Directors and key management as bonus compensation, generating a share premium of US$ 1,512,000.

On 13 September 2017, 12,546 shares were issued pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 43,000.

On 6 September 2016, 8,333 shares were issued pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 38,000.

On 30 November 2015, 720,000 new common shares were issued to the Executive Directors, generating a share premium of US$ 7,309,000.

During 2017, the Company issued 70,485 (137,897 in 2016 and 99,555 in 2015) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 257,000 (US$ 541,848 in 2016 and US$ 486,692 in 2015). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Buyback Program

On 19 December 2014, the Company approved a program to repurchase up to US$ 10,000,000 of common shares, par value US$ 0.001 per share of the Company (the “Repurchase Program”). The Repurchase Program began on 19 December 2014 and was resumed on 14 April 2015 and then on 10 June 2015, expiring on 18 August 2015. During 2016, the Repurchase Program began on 6 April 2016 and then was resumed during the year until November 2016. The Shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Group’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan. In 2017, no shares were repurchased. During 2016 and 2015, the Company purchased 588,868 and 370,074 73,082 common shares for a total amount of US$ 1,991,000 and US$ 1,615,000, respectively. These transactions had no impact on the Group’s results.

Note 27	Borrowings

Amounts in US$ '000	2017	2016
Outstanding amounts as of 31 December
2024 Notes (a)	426,124	-
Notes GeoPark Latin America Agencia en Chile (b)	-	304,059
Banco Itaú (c)	-	49,763
Banco de Chile (d)	-	4,709
Banco de Crédito e Inversiones (e)	80	141
	426,204	358,672
Classified as follows:
Current	7,664	39,283
Non current	418,540	319,389

(a) During September 2017, the Company successfully placed US$ 425,000,000 notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a pledge of all of the equity interests of the Company, directly or indirectly, in GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provides among other things, that, during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

The net proceeds from the Notes were used by the Company (i) to make a capital contribution to its wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile (“GeoPark LA Agencia”), providing it with sufficient funds to fully repay the 7.50% senior secured notes due 2020 and to pay any related fees and expenses, including call premium, and (ii) for general corporate purposes, including capital expenditures and to repay existing indebtedness.

Note 27	Borrowings (continued)

(b) During February 2013, the Group successfully placed US$ 300,000,000 notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws. The Notes carried a coupon of 7.50% per annum and mature on 11 February 2020. These Notes were fully repaid in September 2017.

(c) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The loan was fully repaid in September 2017.

(d) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal have been paid on monthly basis; with a six months grace period, with final maturity on December 2017. As of the date of these Consolidated Financial Statements, the loan was fully repaid.

(e) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of these Consolidated Financial Statements, the Group has available credit lines for over US$ 33,000,000.

Note 28	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred Income	Other	Total
At 1 January 2016	31,617	5,033	5,800	42,450
Addition to provision	1,195	1,375	2,686	5,256
Recovery of abandonments costs	(5,504)	-	-	(5,504)
Exchange difference	(1,614)	-	538	(1,076)
Foreign currency translation	1,614	-	-	1,614
Amortisation	-	(2,924)	-	(2,924)
Unwinding of discount	2,554	-	139	2,693
At 31 December 2016	29,862	3,484	9,163	42,509
Addition to provision	5,943	-	2,220	8,163
Exchange difference	134	-	1,154	1,288
Foreign currency translation	(134)	-	-	(134)
Amortisation	-	(657)	-	(657)
Unwinding of discount	2,607	-	172	2,779
Unused amounts reversed	-	-	(2,535)	(2,535)
Amounts used during the year	(337)	(1,375)	(3,417)	(5,129)
At 31 December 2017	38,075	1,452	6,757	46,284

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells in Chile. The amortisation is in line with the related asset. The addition in 2016 and the amounts used in 2017 correspond to the deferred income related to the take or pay provision associated to gas sales in Brazil.

As of 31 December 2016, Other included a provision for an amount of US$ 5,636,000 related to fiscal controversies associated to income taxes in one of the Colombian subsidiaries. These controversies related to fiscal periods prior to the acquisition of these subsidiaries by the Group. During 2017, GeoPark settled the controversies by paying a total amount of US$ 3,389,000 to the tax authority, under a valid tax amnesty. In connection to this, the Group recorded an account receivable with the previous owners for the amount paid under the tax amnesty, considering the contractual right of recovering amounts paid related to fiscal years prior to the acquisition. This account receivable is recognised under other financial assets in the balance sheet. In addition, actions taken by the Group to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Group to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. So, the additions in 2016 reflects the future contingent payments in connection with claims of third parties.

Note 29	Trade and other payables

Amounts in US$ '000	2017	2016
V.A.T	1,118	1,102
Trade payables	52,557	23,650
Payables to related parties (a) (Note 33)	31,184	27,801
Customer advance payments (Note 3)	10,000	20,000
Staff costs to be paid	9,143	7,749
Royalties to be paid	4,110	1,503
Taxes and other debts to be paid	4,191	3,355
To be paid to co-venturers (Note 33)	10,015	1,614
	122,318	86,774
Classified as follows:
Current	96,397	52,008
Non current	25,921	34,766

(a)The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 8% per annum.

The average credit period (expressed as creditor days) during the year ended 31 December 2017 was 95 days (2016: 83 days)

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note 30	Share-based payment

IPO Award Program and Executive Stock Option plan

The Group has established different stock awards programs and other share-based payment plans to incentivise the Directors, senior management and employees, enabling them to benefit from the increased market capitalisation of the Company.

Stock Award Program and Other Share Based Payments

During 2008, GeoPark Shareholders voted to authorize the Board to use up to 12% of the issued share capital of the Company at the relevant time for the purposes of the Performance-based Employee Long-Term Incentive Plan.

Note 30	Share-based payment (continued)

During 2016, the Group approved a share-based compensation program for 1,619,105 shares. Main characteristics of the Stock Awards Programs are:

•	All employees are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting period is three years.
•	Each employee could receive up to three salaries by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be above US$ 3 and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

Also during 2016, the Group approved a plan named Value Creation Plan (“VCP”) oriented to Top Management. Main characteristics of the VCP are:

•	Awards payables in a variable number of shares which shall not exceed the quantity of 2,976,781 shares.
•	Subject to certain market conditions, among others, reaching a stock market price for the Company shares of US$ 4.05 at vesting date.
•	Vesting date: 31 December 2018.

VCP has been classified as an equity-settled plan.

Details of these costs and the characteristics of the different stock awards programs and other share based payments are described in the following table and explanations:

	Awards at the	Awards granted in the	Awards	Awards	Awards at year	Charged to net loss / profit
Year of issuance	beginning	year	forfeited	exercised	end	2017	2016	2015
2016	1,619,105	-	31,109	-	1,587,996	865	445	-
2014	490,000	-	-	490,000	-	838	821	898
2013	-	-	-	-	-	-	-	594
2012	-	-	-	-	-	-	855	636
2011	-	-	-	-	-	-	-	879
Subtotal						1,703	2,121	3,007
Stock options to Executive Directors	-	-	-	-	-	-	-	2,390
Shares granted to Non-Executive Directors	-	70,485		70,485		454	400	371
VCP 2013	-	-	-	-	-	-	-	617
VCP 2016	-	-	-	-	-	1,868	934	-
Executive Directors Bonus	-	-	-	-	-	-	(325)	400
Key Management Bonus	82,306	-	-	82,306	-	-	202	1,438
Stock awards for service contracts	-	12,546	-	12,546	-	50	35	-
	2,191,411	83,031	31,109	655,337	1,587,996	4,075	3,367	8,223

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 31	Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Chile, Colombia, Brazil and Argentina.

In Chile, GeoPark is the operator in all the blocks. In Colombia, GeoPark is the operator in Llanos 34 and Yamu/Carupana blocks. In Argentina, GeoPark is the operator in CN-V block.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognised in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Total Liabilities	NET ASSETS/ (LIABILITIES)	Revenue	Operating (loss) profit
2017
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(432)	(377)	-	(48)
GeoPark TdF S.A.
Flamenco Block	50%	9,893	-	9,893	(1,223)	8,670	879	(1,422)
Campanario Block	50%	17,347	-	17,347	(233)	17,114	-	(150)
Isla Norte Block	60%	9,553	-	9,553	(60)	9,493	-	(161)
Colombia SAS
Yamu/Carupana Block	89.5%	4,741	1	4,742	(2,993)	1,749	3,072	(2,721)
Llanos 34 Block	45%	131,193	4,563	135,756	(5,847)	129,909	259,815	163,917
Llanos 32 Block	12.5%	835	209	1,044	(492)	552	1,784	(319)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	44,167	19,126	63,293	(11,444)	51,849	34,238	12,731
POT-T-747	70%	849	358	1,207	(1,091)	116	-	-
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	6,819	347	7,166	(984)	6,182	70	(1,163)
Puelen Block	18%	1,318	72	1,390	(232)	1,158	-	(546)
Sierra del Nevado Block	18%	568	169	737	(837)	(100)	-	(474)

Note 31	Interests in Joint operations (continued)

Subsidiary / Joint operation	Interest	PP&E E&E Assets	Other Assets	Total Assets	Total Liabilities	NET ASSETS/ (LIABILITIES)	Revenue	Operating (loss) profit
2016
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	55	55	(424)	(369)	-	(40)
GeoPark TdF S.A.
Flamenco Block	50%	15,108	-	15,108	(93)	15,015	1,004	(1,988)
Campanario Block	50%	29,718	-	29,718	(1)	29,717	-	(399)
Isla Norte Block	60%	9,920	-	9,920	(1)	9,919	5	(438)
Colombia SAS
Yamu/Carupana Block	89,5%	3,418	-	3,418	(2,289)	1,129	18	(307)
Llanos 34 Block	45%	79,811	693	80,504	(3,943)	76,561	125,400	83,193
Llanos 32 Block	10%	3,819	-	3,819	(211)	3,608	2,303	1,043
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	54,166	15,791	69,957	(8,442)	61,515	29,719	20,945
2015
GeoPark Magallanes Ltda.
Tranquilo Block	50%	-	45	45	(2)	43	-	(69)
GeoPark TdF S.A.
Flamenco Block	50%	14,932	-	14,932	(53)	14,879	1,810	(51,411)
Campanario Block	50%	27,570	-	27,570	(10)	27,560	13	(7,267)
Isla Norte Block	60%	8,583	-	8,583	(16)	8,567	355	(5,661)
Colombia SAS
Llanos 17 Block	36.84%	-	-	-	(93)	(93)	3	(6,325)
Yamu/Carupana Block	89,5%	3,569	2,061	5,630	(2,235)	3,395	1,409	(16,552)
Llanos 34 Block	45%	76,667	429	77,096	(3,295)	73,801	114,276	53,049
Llanos 32 Block	10%	3,106	96	3,202	(213)	2,989	8,258	(1,343)
GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	50,801	12,930	63,731	(10,395)	53,336	32,388	20,354

Capital commitments are disclosed in Note 32 (b).

Note 32	Commitments

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

In accordance with Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI exceeds the base price settled in table A, the Group should deliver to ANH a share of the production net of royalties in accordance with the following formula: Q = ((P – Po) / P) x S; where Q = Economic right to be delivered to ANH, P = WTI, Po = Base price (see table A) and S = Share (see table B).

Table A			Table B
°API	Po (US$/barrel)	WTI (P)	S
>29°	30.22	Po < P < 2Po	30%
>22°<29°	31.39	2Po < P < 3Po	35%
>15°<22°	32.56	3Po < P < 4Po	40%
>10°<15°	46.50	4Po < P < 5Po	45%
		5Po < P	50%

Note 32	Commitments (continued)

(a) Royalty commitments (continued)

Additionally, under the terms of the Winchester Stock Purchase Agreement, GeoPark is obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after 25 October 2011. These payments involve an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Group’s best estimate of the total commitment over the remaining life of the concession is in a range between US$ 80,000,000 and US$ 90,000,000. During 2017, the Group has accrued and paid US$ 11,369,000 (US$ 5,414,000 in 2016 and US$ 7,100,000 in 2015) and US$ 9,981,000 (US$ 3,772,000 in 2016 and US$ 9,200,000 in 2015), respectively.

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

In Argentina, crude oil production accrues royalties payable to the Province of Mendoza equivalent to 12% on estimated value at well head of those products. This value is equivalent to final sales price less transport, storage and treatment costs.

(b) Capital commitments

Colombia

The VIM 3 Block minimum investment program consists of 200 sq km of 2D seismic and drilling one exploratory well, with a total estimated investment of US$ 22,290,800 during the initial three year exploratory period ending 2 September 2018.

Note 32	Commitments (continued)

(b) Capital commitments (continued)

Colombia (continued)

The Llanos 34 Block (45% working interest) has committed to drill two exploratory wells, one before 15 March 2017 and the other before 14 September 2019. The remaining commitment amounted to US$ 6,255,000 at GeoPark’s working interest. As of the date of these Consolidated Financial Statements, GeoPark is awaiting the ANH’s approval of the wells already drilled that were presented as fulfilment of the commitments to be performed in the block. After this approval, the remaining commitment would amount to US$ 3,008,000.

The Llanos 32 Block (12% working interest) has committed to drill one exploratory well before 20 August 2018. The remaining commitment amounts to US$ 587,500 at GeoPark’s working interest.

Argentina

On 20 August 2014, the consortium of GeoPark and Pluspetrol was awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energia S.A. ("EMESA"). The consortium consists of Pluspetrol (Operator with a 72% working interest ("WI"), EMESA (Non-operated with a 10% WI) and GeoPark (Non-operated with an 18% WI). As of the date of these Consolidated Financial Statements, the remaining commitments in the blocks for the first exploratory period amount to US$ 1,200,000 at GeoPark’s working interest.

On 22 July 2015, GeoPark signed a farm-in agreement with Wintershall for the CN-V Block in Argentina. GeoPark will operate during the exploratory phase and receive a 50% working interest in the CN-V Block in exchange for its commitment to drill two exploratory wells, for a total of US$ 10,000,000. As of the date of these Consolidated Financial Statements, GeoPark has already drilled and completed one of the two committed exploratory wells for a total amount of US$ 5,455,000.

Chile

The remaining investment commitment for the second exploratory phase in the Flamenco Block relates to the drilling of one exploratory well to be assumed 100% by GeoPark and amounts to US$ 2,100,000. On 30 June 2017, the Chilean Ministry accepted GeoPark’s proposal to extend the second exploratory phase for an additional period of 18 months, ending on 7 May 2019.

Note 32	Commitments (continued)

(b) Capital commitments (continued)

Chile (continued)

The investment commitment for the first exploratory period in the Campanario and Isla Norte Blocks has already been fulfilled. The investments to be made in the second exploratory period will be assumed 100% by GeoPark. On 29 May 2017, the Chilean Ministry accepted GeoPark’s proposal to update the value of the commitments in both the Campanario and Isla Norte Blocks as well as the guarantees related to those commitments. Consequently, the future investment commitments assumed by GeoPark for the second exploratory period are up to:

•	Campanario Block: 3 exploratory wells before 10 July 2019 (US$ 4,758,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2019 (US$ 2,855,000)

As of 31 December 2017, the Group has established guarantees for its total commitments.

Brazil

The future investment commitments assumed by GeoPark are up to:

•	SEAL-T-268 Block: before 15 May 2017 (US$ 230,000). On 12 May 2017, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) notified the suspension of the exploratory period to fulfill the commitments in the block.

•	REC-T-94 Block: 2 exploratory wells before 12 July 2017 (US$ 2,300,000). An exploratory well was drilled and completed in April 2017. On 12 July 2017, the ANP notified the suspension of the exploratory period to fulfill the commitments in the block.

•	REC-T-93 Block: 3D seismic before 20 December 2018 (US$ 50,000).

•	REC-T-128 Block: 1 exploratory well before 20 December 2018 (US$ 2,690,000).

•	POT-T-747 Block: 1 exploratory well before 20 December 2018 (US$ 1,840,000). An exploratory well was drilled in December 2017.

•	POT-T-882 Block: 35 sq km of 2D seismic before 20 December 2018 (US$ 480,000).

•	POT-T-619 Block: 1 well before 16 September 2018 (US$ 700,000).

(c) Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and most of lease agreements are renewable at the end of the lease period at market rate.

Note 32	Commitments (continued)

(c) Operating lease commitments – Group company as lessee (continued)

During 2017 a total amount of US$ 46,195,000 (US$ 47,871,000 in 2016 and US$ 16,731,000 in 2015) was charged to the income statement and US$ 34,160,000 of operating leases were capitalised as Property, plant and equipment related to rental of drilling equipment and machinery (US$ 32,058,000 in 2016 and US$ 7,102,000 in 2015).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2017	2016	2015
Operating lease commitments
Falling due within 1 year	32,180	67,752	12,878
Falling due within 1 – 3 years	5,777	14,031	8,257
Falling due within 3 – 5 years	2,793	5,066	2,456
Falling due over 5 years	-	114	309
Total minimum lease payments	40,750	86,963	23,900

Note 33	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2017, are:

Shareholder	Common shares	Percentage of outstanding common shares
James F. Park (a)	7,891,269	13.02%
Gerald E. O’Shaughnessy(b)	7,193,316	11.87%
Manchester Financial Group, LP	5,103,439	8.42%
IFC Equity Investments(c)	3,422,476	5.65%
Juan Cristóbal Pavez(d)	2,961,520	4.89%
Other shareholders	34,024,199	56.15%
	60,596,219	100.00%

(a) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors.

(b) Beneficially owned by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings, and other investment vehicles.

(c) IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.

(d) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 83,716 common shares held by him personally.

Note 33	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2017
To be recovered from co-venturers	-	2,455	Joint Operations	Joint Operations
Prepayments and other receivables	-	56	LGI	Partner
Payables account	-	(31,184)	LGI	Partner
To be paid to co-venturers	-	(10,015)	Joint Operations	Joint Operations
Financial results	2,224	-	LGI	Partner
Geological and geophysical expenses	170	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	411	-	Pedro Aylwin	Executive Director (b)
2016
To be recovered from co-venturers	-	3,311	Joint Operations	Joint Operations
Prepayments and other receivables	-	42	LGI	Partner
Payables account	-	(27,801)	LGI	Partner
To be paid to co-venturers	-	(1,614)	Joint Operations	Joint Operations
Financial results	1,587	-	LGI	Partner
Geological and geophysical expenses	113	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	371	-	Pedro Aylwin	Executive Director (b)
2015
To be recovered from co-venturers	-	4,634	Joint Operations	Joint Operations
Prepayments and other receivables	-	38	LGI	Partner
Payables account	-	(21,045)	LGI	Partner
To be paid to co-venturers	-	(113)	Joint Operations	Joint Operations
Financial results	1,560	-	LGI	Partner
Geological and geophysical expenses	101	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	66	-	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	377	-	Pedro Aylwin	Executive Director (b)

(a) Corresponding to consultancy services.

(b) Corresponding to wages and salaries for US$ 271,000 (US$ 246,000 in 2016 and US$ 317,000 in 2015) and bonus for US$ 140,000 (US$ 125,000 in 2016 and US$ 60,000 in 2015).

Note 33	Related parties (continued)

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 34	Fees paid to Auditors

Amounts in US$ '000	2017	2016	2015
Audit fees	726	487	557
Audit related fees	137	-	-
Tax services fees	212	134	129
Non-audit services fees	39	-	-
Fees paid to auditors	1,114	621	686

Non-audit services fees relate to consultancy and other services for 2017.

Note 35	Business transactions

a.	Peru

Entry in Peru

The Group has executed a Joint Investment Agreement and Joint Operating Agreement with Petróleos del Peru S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru. GeoPark will assume a 75% working interest (“WI”) of the Morona Block, with Petroperu retaining a 25% WI. The transaction has been approved by the Board of Directors of both Petroperu and GeoPark. The agreement was subject to Peru regulatory approval, which was completed on 1 December 2016 following the issuance of Supreme Decree 031-2016-MEM.

The Morona Block, also known as Lote 64, covers an area of 1.9 million acres on the western side of the Marañón Basin, one of the most prolific hydrocarbon basins in Peru. It contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil each) and by 3D seismic.

In accordance with the terms of the agreement, GeoPark has committed to carry Petroperu on a work program that provides for testing and start-up production of one of the existing wells in the field, subject to certain technical and economic conditions being met. During 2017, GeoPark recognised an initial consideration owed to Petroperu that could be up to US$ 10,684,000, subject to GeoPark’s review and approval of supporting documentation. This amount will be offset by the Petroperu’s interest in the operation expenses to be incurred by GeoPark in the block. Expected capital expenditures in 2018 for the Morona Block are mainly related to facility maintenance and environmental and engineering studies.

Note 35	Business transactions (continued)

b.	Colombia

Swap operation

On 19 November 2015, the Colombian subsidiary agreed to exchange its 10% non-operating economic interest in Cerrito Block for additional interests held by Trayectoria, the counterpart in the Yamú Block, operated by GeoPark, that includes a 10% economic interest in all of the Yamú fields. According to the terms of the swap operation, GeoPark had written off a receivable with Trayectoria.

Following this transaction, GeoPark continued to be the operator and have an 89.5% interest in the Carupana Field and 100% in Yamú and Potrillo Fields. The Group recognised, during 2015, a loss of US$ 296,000 generated by this transaction.

Acquisition of Tiple Block

GeoPark executed a joint operation agreement related to certain exploration activities in a new high-potential exploration acreage (“Tiple Block Acreage”) in the Llanos Basin in Colombia, through a partnership with CEPSA Colombia S.A. (a subsidiary of CEPSA SAU, the Spanish integrated energy and petrochemical company).

The Tiple Block Acreage is located adjacent to GeoPark’s Llanos 34 Block (GeoPark operated, 45% WI). This exploration area covers approximately 21,000 acres and has full 3D seismic coverage.

The agreement provides for GeoPark to drill one exploration well, which is scheduled to be drilled in the first half of 2018. The total estimated investment amounts to between US$ 7,000,000 and US$ 8,000,000 (including drilling, completion, civil works and other facilities).

Incremental interest in Llanos 32 Block

On 22 August 2017, GeoPark acquired an additional 2.5% interest in the Llanos 32 Block. No gain or loss has been generated by this transaction.

Zamuro Farm-in agreement

GeoPark executed a farm-in agreement to drill the Zamuro exploration prospect, which is located in the Llanos 32 block (GeoPark non-operated, 12.5% WI). The farm-in agreement provides for the drilling of an exploration well to be funded by GeoPark and, in the event of a commercial discovery, GeoPark would increase its economic interest to 56.25% in the Zamuro field area. The well is scheduled to be drilled in the second half of 2018.

Note 35	Business transactions (continued)

c.	Argentina

Acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks

On 18 December 2017, GeoPark executed an asset purchase agreement to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000. Closing of the transaction is subject to customary regulatory approvals, and is expected in the first quarter 2018.

As of the date of these Consolidated Financial Statements, GeoPark has recorded the security deposit of US$ 15,600,000 granted to the seller within “Other financial assets” in the Consolidated Statement of Financial Position. No other amounts are recorded in relation with this transaction until its closing.

Note 36	Impairment test on Property, plant and equipment

Oil price crisis started in the second half of 2014 and prices fell dramatically, WTI and Brent, the main international oil price markers, fell more than 60% between October 2014 and February 2016. Because of those market conditions, during 2015, the Group undertook a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions included:

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

During February 2015, the Group reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Group achieved cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs. Continuous efforts and actions to reduce costs and preserve liquidity have continued since.

As a result of the situation described, the Group recognised an impairment loss of US$ 149,574,000 in 2015 after evaluating the recoverability of its fixed assets affected by oil price drop, as such situation constitutes an impairment indicator according to IAS 36 and, consequently, it triggers the need of assessing fair value of the assets involved against their carrying amount.

The Management of the Group considers as Cash Generating Unit (CGU) each of the blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to impairment test.

Note 36	Impairment test on Property, plant and equipment (continued)

During 2016 and 2017 the impairment tests were reviewed. The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil curves prices available in the market, provided by international advisory companies, weighted through internal estimations in accordance with price curves used by D&M;
-	Three price scenarios were projected and weighted in order to minimize misleading: low price, middle price and high price (see below table “Oil price scenarios”);
-	The table “Oil price scenarios” was based on Brent future price estimations; the Group adjusted this marker price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);
-	The model valuation was based on the expected cash flow approach;
-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);
-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to 2018 approved budget;
-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;
-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;
-	The carrying amount subject to impairment test includes mineral interest, if any;
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

Table Oil price scenarios (a):

Amounts in US$ per Bbl.
Year	Low price (15%)	Middle price (60%)	High price (25%)	Weighted market price used for the impairment test
2018	64.9	64.9	64.9	64.9
2019	53.2	62.5	71.7	63.4
2020	54.4	63.9	73.4	64.9
Over 2021	54.3	63.7	73.2	64.7

(a) The percentages indicated between brackets represent the Group estimation regarding each price scenario.

As a consequence of the evaluation no additional impairment loss was recognised in 2017. In 2016, part of the impairment recorded in Colombia was reversed for an amount of US$ 5,664,000 due to increase in estimated market prices and improvements in cost structure.

Note 37	Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities - Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on 31 December 2008. This information includes the Group’s oil and gas production activities carried out in Chile, Colombia, Brazil, Argentina and Peru.

Table 1 - Costs incurred in exploration, property acquisitions and development (a)

The following table presents those costs capitalised as well as expensed that were incurred during each of the years ended as of 31 December 2017, 2016 and 2015. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Peru	Total
Year ended 31 December 2017
Acquisition of properties
Proved	-	-	-	-	-	-
Unproved	-	-	-	-	-	-
Total property acquisition	-	-	-	-	-	-
Exploration	3,283	37,017	8,080	5,207	743	54,330
Development	10,231	49,268	167	1,210	14,074	74,950
Total costs incurred	13,514	86,285	8,247	6,417	14,817	129,280

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Peru	Total
Year ended 31 December 2016
Acquisition of properties
Proved	-	-	-	-	-	-
Unproved	-	-	-	-	-	-
Total property acquisition
Exploration	5,519	15,233	1,894	2,555	-	25,201
Development	4,566	12,500	-	191	-	17,257
Total costs incurred	10,085	27,733	1,894	2,746	-	42,458

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Peru	Total
Year ended 31 December 2015
Acquisition of properties
Proved	-	-	-	-	-	-
Unproved	-	-	-	-	-	-
Total property acquisition
Exploration	3,598	14,845	1,103	2,562	-	22,108
Development	13,315	14,752	56	3,780	-	31,903
Total costs incurred	16,913	29,597	1,159	6,342	-	54,011

(a)Includes capitalised amounts related to asset retirement obligations.

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 2 - Capitalised costs related to oil and gas producing activities

The following table presents the capitalised costs as at 31 December 2017, 2016 and 2015, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2017
Proved properties (a)
Equipment, camps and other facilities	80,611	69,906	843	6,036	157,396
Mineral interest and wells	397,031	291,050	11,159	77,264	776,504
Other uncompleted projects (b)	12,508	11,290	48	70	23,916
Unproved properties	49,702	4,106	2,975	7,585	64,368
Gross capitalised costs	539,852	376,352	15,025	90,955	1,022,184
Accumulated depreciation	(253,764)	(228,793)	(5,700)	(39,509)	(527,766)
Total net capitalised costs	286,088	147,559	9,325	51,446	494,418

(a)	Includes capitalised amounts related to asset retirement obligations.
(b)	Do not include Peru capitalised costs.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2016
Proved properties (a)
Equipment, camps and other facilities	80,611	46,785	843	4,174	132,413
Mineral interest and wells	380,037	230,100	4,849	77,255	692,241
Other uncompleted projects	18,274	12,534	36	2,082	32,926
Unproved properties	48,908	4,503	1,894	6,468	61,773
Gross capitalised costs	527,830	293,922	7,622	89,979	919,353
Accumulated depreciation	(230,917)	(190,025)	(5,692)	(29,803)	(456,437)
Total net capitalised costs	296,913	103,897	1,930	60,176	462,916

(a)	Includes capitalised amounts related to asset retirement obligations and impairment loss reversal in Colombia for US$ 5,664,000.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
At 31 December 2015
Proved properties (a)
Equipment, camps and other facilities	79,040	42,852	843	2,097	124,832
Mineral interest and wells	367,722	213,480	4,849	62,941	648,992
Other uncompleted projects	21,830	7,703	290	-	29,823
Unproved properties	70,062	8,180	-	8,758	87,000
Gross capitalised costs	538,654	272,215	5,982	73,796	890,647
Accumulated depreciation	(201,138)	(160,759)	(5,654)	(14,236)	(381,787)
Total net capitalised costs	337,516	111,456	328	59,560	508,860

(a)	Includes capitalised amounts related to asset retirement obligations and impairment loss in Chile and Colombia for US$ 104,515,000 and US$ 45,059,000, respectively.

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended 31 December 2017, 2016 and 2015. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2017
Revenue	32,738	263,076	70	34,238	330,122
Production costs, excluding depreciation
Operating costs	(19,685)	(42,677)	(325)	(7,603)	(70,290)
Royalties	(1,314)	(24,236)	(13)	(3,134)	(28,697)
Total production costs	(20,999)	(66,913)	(338)	(10,737)	(98,987)
Exploration expenses (a)	(1,404)	(3,856)	(707)	(3,985)	(9,952)
Accretion expense (b)	(994)	(683)	-	(930)	(2,607)
Impairment loss reversal for non-financial assets	-	-	-	-	-
Depreciation, depletion and amortization	(22,705)	(38,721)	(8)	(10,659)	(72,093)
Results of operations before income tax	(13,364)	152,903	(983)	7,927	146,483
Income tax benefit (expense)	2,005	(61,161)	344	(2,695)	(61,507)
Results of oil and gas operations	(11,359)	91,742	(639)	5,232	84,976

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2016
Revenue	36,723	126,228	-	29,719	192,670
Production costs, excluding depreciation
Operating costs	(20,674)	(29,326)	-	(5,738)	(55,738)
Royalties	(1,495)	(7,281)	-	(2,721)	(11,497)
Total production costs	(22,169)	(36,607)	-	(8,459)	(67,235)
Exploration expenses (a)	(21,060)	(11,690)	-	(5,636)	(38,386)
Accretion expense (b)	(897)	(459)	-	(1,198)	(2,554)
Impairment loss reversal for non-financial assets	-	5,664	-	-	5,664
Depreciation, depletion and amortization	(29,890)	(29,439)	-	(12,785)	(72,114)
Results of operations before income tax	(37,293)	53,697	-	1,641	18,045
Income tax benefit (expense)	5,594	(21,479)	-	(558)	(16,443)
Results of oil and gas operations	(31,699)	32,218	-	1,083	1,602

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 3 - Results of operations for oil and gas producing activities (continued)

Amounts in US$ '000	Chile	Colombia	Argentina	Brazil	Total
Year ended 31 December 2015
Revenue	44,808	131,897	597	32,388	209,690
Production costs, excluding depreciation
Operating costs	(26,731)	(40,384)	(1,414)	(5,058)	(73,587)
Royalties	(1,973)	(8,150)	(34)	(2,998)	(13,155)
Total production costs	(28,704)	(48,534)	(1,448)	(8,056)	(86,742)
Exploration expenses (a)	(30,499)	(7,132)	(1,159)	(1,103)	(39,893)
Accretion expense (b)	(789)	(890)	-	(896)	(2,575)
Impairment loss for non-financial assets	(104,515)	(45,059)	-	-	(149,574)
Depreciation, depletion and amortization	(37,664)	(50,675)	(91)	(13,401)	(101,831)
Results of operations before income tax	(157,363)	(20,393)	(2,101)	8,932	(170,925)
Income tax benefit (expense)	23,604	7,953	735	(3,037)	29,255
Results of oil and gas operations	(133,759)	(12,440)	(1,366)	5,895	(141,670)

(a)	Do not include Peru costs.
(b)	Represents accretion of ARO liability.

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

The Group believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008.

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of 31 December 2017, 2016 and 2015 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of 31 December 2017, 2016 and 2015 are summarised as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of 31 December 2017		As of 31 December 2016		As of 31 December 2015
	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)	Oil and condensate (Mbbl)	Natural gas (MMcf)
Net proved developed
Chile (a)	720.0	8,688.0	547.0	6,610.0	498.0	4,922.0
Colombia (b)	21,101.0	-	9,502.0	-	8,177.8	-
Brazil (c)	76.0	23,821.0	72.0	29,525.0	120.0	36,158.0
Peru (d)	9,502.0	-	9,316.0	-	-	-
Total consolidated	31,399.0	32,509.0	19,437.0	36,135.0	8,795.8	41,080.0

Net proved undeveloped
Chile (e)	3,423.0	11,329.0	6,052.0	29,690.0	5,455.8	31,593.0
Colombia (f)	44,398.0	-	27,838.0	-	22,245.5	-
Brazil (c)	-	-	-	-	-	-
Peru (d)	9,215.0	-	9,305.0	-	-	-
Total consolidated	57,036.0	11,329.0	43,195.0	29,690.0	27,701.3	31,593.0

Total proved reserves	88,435.0	43,838.0	62,632.0	65,825.0	36,497.1	72,673.0

(a)	Fell Block accounts for 98% of the reserves (99% in 2016 and 91% in 2015) (LGI owns a 20% interest) and Flamenco Block accounts for 2% (1% in 2016 and 9% in 2015) (LGI owns 31.2% interest).
(b)	Llanos 34 Block, Cuerva Block and Yamu Block account for 98%, 1% and 1% (Llanos 34 Block and Llanos 32 Block account for 99% and 1% in 2016, and Llanos 34 Block and Cuerva Block account for 94% and 3% in 2015) of the proved developed reserves, respectively (LGI owns a 20% interest).
(c)	BCAM-40 Block accounts for 100% of the reserves.
(d)	Morona Block accounts for 100% of the reserves.
(e)	Fell Block accounts for 97% of the reserves (99% in 2016 and 100% in 2015) (LGI owns a 20% interest), Flamenco Block accounts for 3% in 2017 (1% in 2016 and nil in 2015) (LGI owns 31.2% interest).
(f)	Llanos 34, Cuerva Block and Yamu Block account for 97%, 2% and 1% (Llanos 34 Block accounts for 100% in 2016 and Llanos 34 Block and Cuerva Block account for 95% and 4% in 2015) of the proved undeveloped reserves, respectively (LGI owns a 20% interest).

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 4 - Reserve quantity information (continued)

The amounts of proved reserves disclosed herein as of 31 December 2017 include 13,934.1 thousand barrels of crude oil and condensate (8,796.2 in 2016 and 7,281.3 in 2015) and 4,101.5 million cubic feet of natural gas (7,356.0 in 2016 and 7,345.8 in 2015) corresponding to non-controlling interest held by LGI.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Chile	Colombia	Brazil	Peru	Total
Reserves as of 31 December 2014	6,441.9	24,735.3	130.0	-	31,307.2
Increase (decrease) attributable to:
Revisions (a)	119.0	(225.0)	7.6	-	(98.4)
Extensions and discoveries (b)	100.0	10,489.0	-	-	10,589.0
Production	(707.1)	(4,576.0)	(17.6)	-	(5,300.7)
Reserves as of 31 December 2015	5,953.8	30,423.3	120.0	-	36,497.1
Increase (decrease) attributable to:
Revisions (c)	1,148.0	5,779.0	(34.0)	-	6,893.0
Extensions and discoveries (d)	-	6,311.0	-	-	6,311.0
Purchase of Minerals in place (e)	-	-	-	18,621.0	18,621.0
Production	(502.8)	(5,173.3)	(14.0)	-	(5,690.1)
Reserves as of 31 December 2016	6,599.0	37,340.0	72.0	18,621.0	62,632.0
Increase (decrease) attributable to:
Revisions (f)	(2,109.0)	6,315.0	19.0	96.0	4,321.0
Extensions and discoveries (g)	-	29,047.0	-	-	29,047.0
Production	(347.0)	(7,203.0)	(15.0)	-	(7,565.0)
Reserves as of 31 December 2017	4,143.0	65,499.0	76.0	18,717.0	88,435.0

(a)	For the year ended 31 December 2015, the Group’s oil and condensate proved reserves were revised downwards by 0.1 mmbbl. The primary factors leading to the above were:

-     The impact of lower average oil prices resulting in a 2 mmbbl decrease in reserves from the La Cuerva and Yamu blocks in Colombia, and a 1 mmbbl decrease in reserves related to a change in a previously adopted development plan in the Fell Block in Chile.

-      Such decrease was partially offset by better than expected performance from existing wells, of which 2 mmbbl was from the Llanos 34 Block in Colombia and 1 mmbbl from the Fell Block in Chile.

(b)	In Colombia, the extensions and discoveries are primarily due to the Tilo, Jacana, and Chachalaca field discoveries in the Llanos 34 Block.
(c)	For the year ended 31 December 2016, the Group’s oil and condensate proved reserves were revised upward by 7 mmbbl. The primary factors leading to the above were:

-     Better than expected performance from existing wells, resulting in an increase of 9 mmbbl, of which 8 mmbbl was from the Tigana, Jacana and other minor fields in the Llanos 34 Block, and 1 mmbbl was from the Fell Block in Chile.

-     Such increase was partially offset by lower average oil prices impacting the La Cuerva and Yamu blocks in Colombia, resulting in a 2 mmbbl decrease.

(d)	In Colombia, the extensions and discoveries are primarily due to the Jacana field appraisal wells in the Llanos 34 Block.
(e)	In December 2016, we obtained final regulatory approval for our acquisition of the Morona Block in Peru. The Joint Investment and Operating Agreement dated 1 October 2014 and its amendments were closed on 1 December 2016 following the issuance of Supreme Decree 031-2016-MEM.XXX.

(f)	For the year ended 31 December 2017, the Group’s oil and condensate proved reserves were revised upward by 4.3 mmbbl. The primary factors leading to the above were:

-     Better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block, resulting in an increase of 3.8 mmbbl.

-     The impact of higher average oil prices resulting in a 2.5 mmbbl and 0.4 mmbbl increase in reserves from the blocks in Colombia and Chile, respectively.

-     Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan in the Fell Block in Chile, resulting in a 2.4 mmbbl decrease.

(g)	In Colombia, the extensions and discoveries are primary due to the Chiricoca, Jacamar, and Curucucu field discoveries in the Llanos 34 Block and the Tigana and Jacana field extentions in the Llanos 34 Block.

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 5 - Net proved reserves of oil, condensate and natural gas (continued)

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Chile	Brazil	Total
Reserves as of 31 December 2014	33,970.0	40,464.0	74,434.0
Increase (decrease) attributable to:
Revisions (a)	(2,807.6)	2,907.0	99.4
Extensions and discoveries (b)	9,378.0	-	9,378.0
Production	(4,025.4)	(7,213.0)	(11,238.4)
Reserves as of 31 December 2015	36,515.0	36,158.0	72,673.0
Increase (decrease) attributable to:
Revisions (c)	5,078.0	(319.0)	4,759.0
Production	(5,293.0)	(6,314.0)	(11,607.0)
Reserves as of 31 December 2016	36,300.0	29,525.0	65,825.0
Increase (decrease) attributable to:
Revisions (d)	(13,725.0)	59.0	(13,666.0)
Extensions and discoveries (e)	1,187.0	-	1,187.0
Production	(3,745.0)	(5,763.0)	(9,508.0)
Reserves as of 31 December 2017	20,017.0	23,821.0	43,838.0

(a)	For the year ended 31 December 2015, the Group’s proved natural gas reserves were revised by 0.1 billion cubic feet. This was the combined effect of:

-       Better than expected performance from existing wells that resulted in an increase of 13 billion cubic feet (3 billion cubic feet from the Manati field in Brazil and 10 billion cubic feet from the Fell Block in Chile).

-       The above was partially offset by a decrease of 13 billion cubic feet due to lower average gas prices in the Fell and Tierra del Fuego (TdF) blocks in Chile (totalling 3 billion cubic feet) and changes in previously adopted development plan in the Fell Block in Chile (totalling 10 billion cubic feet).

(b)	In Chile, the extensions and discoveries are primary due to the Ache Field discovery and from the extension well in the Fell Block.
(c)	For the year ended 31 December 2016, the Group’s proved natural gas reserves were revised upwards by 5 billion cubic feet. This increase was mainly driven by better than expected performance from existing wells, primarily the Ache field in the Fell Block in Chile, resulting in an addition of 9 billion cubic feet. This increase was partially offset by a reduction of 4 billion cubic feet in the Pampa Larga field, also in the Fell Block.
(d)	For the year ended 31 December 2017, the Group’s proved natural gas reserves were revised downwards by 13.7 billion cubic feet. This was the combined effect of:

-       Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and unsuccessful proved undeveloped executions in the Fell Block in Chile (totalling 21.3 billion cubic feet).

-       The above was partially offset by an increase of 6.8 billion cubic feet due to a better performance in the proved developed producing reserves in the Fell Block in Chile and the impact of higher average prices that resulted in an increase of 0.8 billion cubic feet.

(e)	In Chile, the extensions and discoveries are primary due to the Uaken Field discovery in the Fell Block.

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

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2017, 2016 and 2015 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Group’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices, costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed below. For all these reasons, this information does not necessarily indicate the perception the Group has on the discounted future net cash flows derived from the reserves of hydrocarbons.

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves (continued)

Amounts in US$ '000	Chile	Colombia	Brazil	Peru	Total
At 31 December 2017
Future cash inflows	284,711	2,434,954	157,527	1,047,540	3,924,732
Future production costs	(131,788)	(531,751)	(56,311)	(466,110)	(1,185,960)
Future development costs	(57,690)	(187,414)	(7,524)	(235,920)	(488,548)
Future income taxes	(656)	(558,226)	(10,442)	(107,294)	(676,618)
Undiscounted future net cash flows	94,577	1,157,563	83,250	238,216	1,573,606
10% annual discount	(19,338)	(343,561)	(13,293)	(147,682)	(523,874)
Standardized measure of discounted future net cash flows	75,239	814,002	69,957	90,534	1,049,732
At 31 December 2016
Future cash inflows	394,993	873,771	200,713	941,463	2,410,940
Future production costs	(186,700)	(229,593)	(74,116)	(497,187)	(987,596)
Future development costs	(149,785)	(69,996)	(16,352)	(234,328)	(470,461)
Future income taxes	(8,344)	(191,096)	(21,041)	(69,698)	(290,179)
Undiscounted future net cash flows	50,164	383,086	89,204	140,250	662,704
10% annual discount	(14,709)	(113,584)	(15,688)	(109,321)	(253,302)
Standardized measure of discounted future net cash flows	35,455	269,502	73,516	30,929	409,402
At 31 December 2015
Future cash inflows	403,199	1,032,339	221,206	-	1,656,744
Future production costs	(186,933)	(309,394)	(99,832)	-	(596,159)
Future development costs	(112,312)	(99,305)	(16,360)	-	(227,977)
Future income taxes	(17,904)	(195,957)	(16,837)	-	(230,698)
Undiscounted future net cash flows	86,050	427,683	88,177	-	601,910
10% annual discount	(17,895)	(127,586)	(15,861)	-	(161,342)
Standardized measure of discounted future net cash flows	68,155	300,097	72,316	-	440,568

Note 37	Supplemental information on oil and gas activities (unaudited – continued)

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$ '000	Chile	Colombia	Brazil	Peru	Total
Present value at 31 December 2014	227,658	584,071	112,145	-	923,874
Sales of hydrocarbon , net of production costs	(20,948)	(97,152)	(37,428)	-	(155,528)
Net changes in sales price and production costs	(256,828)	(547,379)	(27,404)	-	(831,611)
Changes in estimated future development costs	28,227	(20,123)	542	-	8,646
Extensions and discoveries less related costs	23,595	174,951	-	-	198,546
Development costs incurred	15,093	29,965	4,872	-	49,930
Revisions of previous quantity estimates	(5,463)	(14,528)	4,845	-	(15,146)
Net changes in income taxes	28,611	101,576	1,573	-	131,760
Accretion of discount	28,210	88,716	13,171	-	130,097
Present value at 31 December 2015	68,155	300,097	72,316	-	440,568
Sales of hydrocarbon , net of production costs	(15,127)	(91,163)	(20,945)	-	(127,235)
Net changes in sales price and production costs	(16,854)	(171,131)	16,366	-	(171,619)
Changes in estimated future development costs	(49,763)	14,941	542	-	(34,280)
Extensions and discoveries less related costs	-	76,641	-	-	76,641
Development costs incurred	9,417	17,302	2,214	-	28,933
Revisions of previous quantity estimates	22,765	70,180	(1,872)	-	91,073
Purchase of Minerals in place	-	-	-	30,929	30,929
Net changes in income taxes	8,256	3,030	(4,020)	-	7,266
Accretion of discount	8,606	49,605	8,915	-	67,126
Present value at 31 December 2016	35,455	269,502	73,516	30,929	409,402
Sales of hydrocarbon , net of production costs	(14,251)	(198,631)	(26,979)	-	(239,861)
Net changes in sales price and production costs	26,928	289,199	(3,000)	69,962	383,089
Changes in estimated future development costs	79,078	(124,053)	8,385	(9,725)	(46,315)
Extensions and discoveries less related costs	-	49,574	-	-	49,574
Development costs incurred	7,146	67,571	-	-	74,717
Revisions of previous quantity estimates	(69,594)	673,622	603	1,133	605,764
Purchase of Minerals in place
Net changes in income taxes	6,097	(258,842)	7,976	(11,828)	(256,597)
Accretion of discount	4,380	46,060	9,456	10,063	69,959
Present value at 31 December 2017	75,239	814,002	69,957	90,534	1,049,732

The amounts of the standardized measure of discounted future net cash flows herein for the year ended 31 December 2017, 2016 and 2015 include $178.1 million, $61.4 million and $73.9 million that correspond to the non-controlling interest held by LGI.