Form 20-F
period 2019-12-31
GeoPark Ltd
filed 2020-04-01
CIK 1464591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019

OR

◻           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

OR

◻           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number:    001‑36298

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

Copies to:

Maurice Blanco, Esq.

Yasin Keshvargar, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450 4000

Fax: (212) 701 5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, par value US$0.001 per share	GPRK	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Common shares: 59,167,584

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes      ◻  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻  Yes     ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes      ◻  No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes      ◻  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer,  or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.              ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻  Item 17   ◻  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

◻  Yes      ☒  No

GEOPARK LIMITED

i

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

“proved reserves” means estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically recoverable in future years from known reservoirs under existing economic and operating conditions, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4‑10(a)(2).

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

“spacing” means the distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40‑acre spacing, and is often established by regulatory agencies).

v

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

•

“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;

•

“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;

•	“GeoPark Chile S.p.A.”, a company incorporated under the laws of Chile, formally GeoPark Chile S.A.;
•

“GeoPark Colombia” are prior to our internal corporate reorganization to GeoPark Colombia Coöperatie U.A., a cooperative duly incorporated under the laws of the Netherlands and subsequent to such reorganization to GeoPark Colombia S.L.U., a sociedad limitada unipersonal incorporated under the laws of Spain;

•	“GeoPark Brazil” are to GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda.;
•	“GeoPark TdF S.A.”, a company incorporated under the laws of Chile;
•	“PetroPerú” are to Petróleos del Perú S.A.;
•	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;
•	“YPF” are to YPF S.A.;
•	“Petroamazonas” are to Petroamazonas Ecuador S.A.;
•	“Petroecuador” are to Empresa Pública de hidrocarburos del Ecuador;
•	“Amerisur” are to Amerisur Resources Plc. and its subsidiaries;
•	“Notes due 2024” are to our 2017 issuance of US$425.0 million aggregate principal amount of 6.50% senior notes due 2024;
•	“Notes due 2027” are to our 2020 issuance of US$350.0 million aggregate principal amount of 5.50% senior notes due 2027;
•

“Banco Santander Loan” are to our loan agreement with Banco Santander from October 2018 for Brazilian reais 77.6 million (equivalent to US$20 million at the moment of the loan execution) to repay an existing intercompany loan, which matures in October 2020;

•	“US$” and “U.S. dollar” are to the official currency of the United States of America;
•	“Col$” is the official currency of Colombia;
•	“Ch$” and “Chilean pesos” are to the official currency of Chile;

•	“AR$” and “Argentine pesos” are to the official currency of Argentina;
•	“real,” “reais” and “R$” are to the official currency of Brazil;
•	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);
•	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);
•	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo);
•	“UTA” are to Unidad Tributaria Anual; and
•	“economic interest” are to an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires.

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, including the acquisition of Amerisur, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the years ended December 31, 2019, 2018 and 2017 (hereinafter “Consolidated Financial Statements”).

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

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2019,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess the performance of our Company and the operating segments.

We define Adjusted EBITDA as profit for the period (determined as if IFRS 16 Leases had not been adopted) before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairment charges or impairment reversals, write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results in commodity risk management contracts and other items (such as geological and geophysical expenses allocated to capitalized projects and other expenses). Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, or unrealized results in commodity risk management contracts, none of which are components of Adjusted EBITDA. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2019, 2018 and 2017.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2019 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil, Argentina and Peru is derived from estimates of the proved reserves as of December 31, 2019. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Fell Block in Chile, Llanos 32 and Llanos 34 Blocks in Colombia, the BCAM‑40 (Manati) Block in Brazil, the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina and the Morona Block in Peru.

Market share and other information

Market data, other statistical information, information regarding recent developments in Chile, Colombia, Brazil, Peru,  Argentina and Ecuador and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

•	the volatility of oil and natural gas prices;
•	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
•	termination of, or intervention in, concessions, rights or authorizations granted by the Chilean, Colombian, Brazilian, Peruvian, Argentine and Ecuadorian governments to us;
•	uncertainties inherent in making estimates of our oil and natural gas data;
•	environmental constraints on operations and environmental liabilities arising out of past or present operations;
•	discovery and development of oil and natural gas reserves;
•	project delays or cancellations;
•	financial market conditions and the results of financing efforts;
•	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
•	the recent social and political unrest, driven in many cases by populist groups, in many countries in which we operate;
•	fluctuations in inflation and exchange rates in Colombia, Chile, Brazil, Argentina, Peru, Ecuador and in other countries in which we may operate in the future;
•	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;
•	contract counterparty risk;
•	projected and targeted capital expenditures and other cost commitments and revenues;
•	weather and other natural phenomena;
•

the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;

•	current and future litigation;

x

•	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
•	our ability to retain key members of our senior management and key technical employees;
•	competition from other similar oil and natural gas companies;
•	market or business conditions and fluctuations in global and local demand for energy;
•	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
•	the adverse effect which a substantial or extended decline in oil, natural gas and methanol price may have on our business;
•	the difficulty in integrating significant acquisitions or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
•	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.    Offer statistics

Not applicable.

B.    Method and expected timetable

Not applicable.

ITEM 3.  KEY INFORMATION

A.    Selected financial data

We have derived our selected historical balance sheet data as of December 31, 2019 and 2018 and our consolidated statement of income and cash flow data for the years ended December 31, 2019, 2018 and 2017 from our consolidated financial statements included elsewhere in this annual report, which have been audited by Price Waterhouse & Co. S.R.L., Argentina (“PwC”). We have derived our selected balance sheet data as of December 31, 2017, 2016, and 2015 and our consolidated statement of income and cash flow data for the years ended December 31, 2016 and 2015 from our consolidated financial statements not included in this annual report.

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

Consolidated Statement of Income data

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of US$, except per share numbers)

Revenue
Net oil sales	579,030	545,490	279,162	145,193	162,629
Net gas sales	49,877	55,671	50,960	47,477	47,061
Net revenue	628,907	601,161	330,122	192,670	209,690
Commodity risk management contracts	(22,523)	16,173	(15,448)	(2,554)	—
Production and operating costs	(168,964)	(174,260)	(98,987)	(67,235)	(86,742)
Geological and geophysical expenses	(18,593)	(13,951)	(7,694)	(10,282)	(13,831)
Administrative expenses	(60,818)	(52,074)	(42,054)	(34,170)	(37,471)
Selling expenses	(14,113)	(4,023)	(1,136)	(4,222)	(5,211)
Depreciation	(105,532)	(92,240)	(74,885)	(75,774)	(105,557)
Write-off of unsuccessful exploration efforts	(18,290)	(26,389)	(5,834)	(31,366)	(30,084)
Impairment loss (recognized)/reversed for non-financial assets	(7,559)	4,982	—	5,664	(149,574)
Other operating expense	(1,840)	(2,887)	(5,088)	(1,344)	(13,711)
Operating profit (loss)	210,675	256,492	78,996	(28,613)	(232,491)
Financial costs, net	(38,710)	(36,262)	(51,495)	(34,101)	(35,655)
Foreign exchange (loss) gain	(2,446)	(11,323)	(2,193)	13,872	(33,474)
Profit (Loss) before tax	169,519	208,907	25,308	(48,842)	(301,620)
Income tax (expense) benefit	(111,762)	(106,240)	(43,145)	(11,804)	17,054
Profit (Loss) for the year	57,757	102,667	(17,837)	(60,646)	(284,566)
Non-controlling interest	—	30,252	6,391	(11,554)	(50,535)
Profit (Loss) attributable to owners of the Company	57,757	72,415	(24,228)	(49,092)	(234,031)
Earnings (Losses) per share for profit attributable to owners of the Company—Basic	0.96	1.19	(0.40)	(0.82)	(4.05)
Earnings (Losses) per share for profit attributable to owners of the Company—Diluted	0.92	1.11	(0.40)	(0.82)	(4.05)
Weighted average common shares outstanding—Basic	60,217,523	60,612,230	60,093,191	59,777,145	57,759,001
Weighted average common shares outstanding—Diluted	62,650,649	65,370,782	60,093,191	59,777,145	57,759,001
Common Shares outstanding at year-end	59,167,584	60,483,447	60,596,219	59,940,881	59,535,614

Balance sheet data

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands of US$)
Assets
Non-current assets
Property, plant and equipment	567,788	557,170	517,403	473,646	522,611
Other financial assets	10,985	10,570	22,110	19,547	13,306
Deferred income tax assets	26,934	31,793	27,636	23,053	34,646
Right-of-use assets	13,462	—	—	—	—
Prepayments and other receivables	7,031	3,494	4,058	3,093	1,392
Total non-current assets	626,200	603,027	571,207	519,339	571,955
Current assets
Other financial assets	14	898	21,378	2,480	1,118
Inventories	11,447	9,309	5,738	3,515	4,264
Trade receivables	44,178	16,215	19,519	18,426	13,480
Prepayments and other receivables	51,016	54,659	33,566	23,217	30,252
Derivative financial instrument assets	8,097	27,539	—	—	—
Cash and cash equivalents	111,180	127,727	134,755	73,563	82,730
Assets held for sale	—	23,286	—	—	—
Total current assets	225,932	259,633	214,956	121,201	131,844
Total assets	852,132	862,660	786,163	640,540	703,799

Share capital	59	60	61	60	59
Share premium	173,716	237,840	239,191	236,046	232,005
Other	(40,890)	(94,879)	(154,327)	(130,341)	(85,412)
Equity attributable to owners of the Company	132,885	143,021	84,925	105,765	146,652
Equity attributable to non-controlling interest	—	—	41,915	35,828	53,515
Total equity	132,885	143,021	126,840	141,593	200,167

Liabilities
Non-current liabilities
Borrowings	420,138	429,027	418,540	319,389	343,248
Lease liabilities	5,801	—	—	—	—
Provisions for other long-term liabilities	62,062	42,577	46,284	42,509	42,450
Trade and other payables	5,475	14,789	25,921	34,766	19,556
Deferred income tax liabilities	10,850	14,801	2,286	2,770	16,955
Total non-current liabilities	504,326	501,194	493,031	399,434	422,209
Current liabilities
Borrowings	17,281	17,975	7,664	39,283	35,425
Lease liabilities	7,442	—	—	—	—
Derivative financial instrument liabilities	952	—	19,289	3,067	—
Current income tax liabilities	57,901	58,776	42,942	5,155	208
Trade and other payables	131,345	131,420	96,397	52,008	45,790
Liabilities associated with assets held for sale	-	10,274	—	—	—
Total current liabilities	214,921	218,445	166,292	99,513	81,423
Total liabilities	719,247	719,639	659,323	498,947	503,632
Total equity and liabilities	852,132	862,660	786,163	640,540	703,799

Cash flow data

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(In thousands of US$)
Cash provided by (used in)
Operating activities	235,429	256,206	142,158	82,884	25,895
Investing activities	(119,250)	(164,594)	(105,604)	(39,306)	(48,842)
Financing activities	(132,460)	(97,641)	23,968	(51,136)	(18,022)
Net (decrease) increase in cash and cash equivalents	(16,281)	(6,029)	60,522	(7,558)	(40,969)

Other financial data

	For the year ended December 31,
	2019	2018	2017	2016	2015
Adjusted EBITDA(1) (US$ thousands)	363,335	330,556	175,776	78,321	73,787
Adjusted EBITDA margin(2)	57.8%	55.0%	53.2%	40.6%	35.2%
Adjusted EBITDA per boe(3)	26.4	26.5	18.4	10.2	10.5

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

Exchange rates

In Colombia, Chile, Argentina, Peru and Ecuador the functional currency is the U.S. dollar, while in Brazil our functional currency is the real. The fluctuation of the local currencies of these countries against the U.S. dollar, except for Ecuador where the local currency is the U.S. dollar, does not impact the loans, costs and revenue held in U.S. dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

We minimize the local currency positions in Colombia, Chile, Argentina and Peru by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, we maintain a net exposure to them, except for what it is described below.

In Brazil, the fluctuation of the U.S. dollar against the real does not impact the loans, costs and revenues held in reais; but it does impact the balances denominated in the U.S. dollar. Such is the case for the provision for asset retirement obligation and lease liabilities. The intercompany loan that was denominated in U.S. Dollars was fully cancelled in October 2018, reducing our exposure to foreign currency fluctuation.

Since December 2018, we decided to manage our future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$ 83.7 million for the year ended December 31, 2019 (US$ 92.1 million for the year ended December 31, 2018), in order to hedge the currency fluctuation with respect to income taxes to be paid during the first half of the following year. These derivatives are accounted for as non-hedge derivatives as of December 31, 2019 and 2018 and therefore all changes in the fair values of these derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

In relation to the cash consideration payable for the acquisition of Amerisur, we were exposed to fluctuations of the British pound sterling as of December 31, 2019. Consequently, we decided to manage this exposure by entering into a deal-contingent forward with a British bank, in order to hedge any currency fluctuation. See Note 38.1 to our Consolidated Financial Statements.

During 2019, the Col$ devalued by 1% (devalued by 9% in 2018) against the U.S. dollar. We recorded exchange rate losses amounting to US$3.8 million in Colombia partially offset by gains from currency risk management contracts amounting to US$3.7 million for the year ended December 31, 2019 (losses amounting to US$2.3 million for the year ended December 31, 2018) principally due to the devaluation of the Col$ and its impact on balances denominated on local currency.

During 2019, the AR$ devalued by 59% (devalued by 102% in 2018) against the U.S. dollar. We recorded exchange rate losses amounting to US$1.3 million in Argentina for the year ended December 31, 2019, (losses amounting to US$2.9 million for the year ended December 31, 2018) principally due to the devaluation of the AR$ and its impact on balances denominated on local currency.

The real may depreciate or appreciate substantially against the U.S. dollar. In Brazil, we recorded exchange rate losses amounting to US$0.7 million for the year ended December 31, 2019. We recorded exchange rate losses amounting to US$5.9 million for the year ended December 31, 2018, principally due to the devaluation of the real and its impact on U.S. dollar denominated intercompany debt cancelled by our Brazilian subsidiary in October 2018. See “—D. Risk factors—Risks relating to our business—Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.”

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

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, recently, oil and natural gas prices have fluctuated significantly. From January 1, 2014 to December 31, 2019, Brent spot prices ranged from a low of US$27.9 per barrel to a high of US$118.9 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$240.3 per metric ton to a high of US$635.1 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

Further, a pandemic, epidemic or outbreak of an infectious disease would adversely affect the demand and price of oil, natural gas and methanol. The 2019 COVID-19 outbreak is currently having an indeterminable adverse impact on the world economy. While the COVID-19 has begun to have numerous worldwide effects on general commercial activity, one such effect is that the price of crude oil dropped. The Organization of the Petroleum Exporting Countries in March 2020 downwardly revised its outlook for global oil demand growth to 0.06 million barrels per day (bpd) in 2020, a reduction of 0.93 million bpd from the previous month’s estimate, citing the COVID-19 outbreak as a factor behind its decision to revise its outlook. At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on our business cannot be determined. In the medium to long term, if the spread of the COVID-19 is prolonged or if another pandemic, epidemic or outbreak of an infectious disease occurs, it could result in an economic downturn that could further reduce the demand for and price of oil, natural gas and methanol, which could materially adversely impact our business. During the first quarter of 2020, we were able to reduce the impact of COVID-19,  as we adjusted the capital expenditures program and, for the whole year 2020, we have secured an average of 33% of the estimated oil production, with a minimum average price of US$55 per barrel via three-way hedges (US$10/bbl wide put spread and call). Also, the current scenario has not impacted the approved credit lines and both Fitch and Standard & Poor´s maintained their credit ratings on our outstanding Notes due 2024 and our Notes due 2027.

During the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to COVID-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. As a consequence, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On the other hand, the sustained impact of the COVID-19 pandemic across the world has led to a sharp drop in demand since most countries continue to announce containment measures (border closures, flight cancellations, self-isolation and quarantine, large gathering restrictions and bar and restaurant closures, among others). The full extent and duration of such containment measures, and their impact on the world economy are yet uncertain. See Note 38.4 to our Consolidated Financial Statements.

For the year ended December 31, 2019,  92% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2019, natural gas comprised 8% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

Lower oil and natural gas prices may impact our revenues on a per unit basis and may also reduce the amount of oil and natural gas that can be produced economically. In addition, changes in oil and natural gas prices can impact the valuation of our reserves and, in periods of lower commodity prices, we may curtail production and capital spending or may defer or delay drilling wells because of lower cash generation. Lower oil and natural gas prices could also affect our growth, including future and pending acquisitions. A substantial or extended decline in oil or natural gas prices could adversely affect our business, financial condition and results of operations.

For example, during 2014 and 2015, we evaluated the recoverability of our fixed assets affected by the oil price decline and recorded an impairment of non-financial assets amounting to, respectively, US$9.4 million and US$149.6 million. US$5.7 million of the impairment recorded in 2015 was reversed in 2016 due to increased estimated market prices for 2017 and 2018 and improvements in cost structure. After conducting an impairment test procedure for the year ended December 31, 2018 we recognized US$11.5 million as reversal of impairment losses due to the known fair value less costs of disposal of the La Cuerva and Yamu Blocks in Colombia, partially offset by an impairment loss in Chile of US$6.5 million due to the termination of the sales agreement for the TdF’s blocks, with no renovation in place as of the date of this annual report. After conducting an impairment test procedure for the year ended December 31, 2019, we recognized an impairment loss in Argentina of US$7.6 million due to a negative revision of reserves in the CN-V Block as a consequence of the works performed during the year. See Notes 3 and 37 to our Consolidated Financial Statements for details regarding oil price scenarios, discount rates considered, and sensitivity analysis affecting the impairment charges and Note 38.4 for details regarding the impact of COVID-19 and the oil price crisis in our business.

Continuing our hedging strategy, we entered into derivative financial instruments to manage exposure to oil price risk. These derivatives were zero-premium collars or zero premium three-way hedges (put, spread and call) and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protecting us from potential non-performance risk by our counterparties. See Note 8 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

The oil price crisis has impacted our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell by more than 60% between August 2014 and March 2016), the Company took decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash. With the recent oil price decline (Brent fell by more than 55% between December 2019 and March 2020), we immediately took decisive measures, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook” and Note 38.4 to our Consolidated Financial Statements.”

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2019, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile, Argentina, Brazil and Peru was 8.5 years. According to estimates, if on January 1, 2020 we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile, Brazil, Argentina and Peru would decline 31% during the first year.

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

In Colombia, for the year ended December 31, 2019, we made 52% of our oil sales from operated blocks to C.I. Trafigura Petroleum Colombia S.A.S., a leading commodity trading and logistics company (“Trafigura”) and 38% to Ecopetrol (the Colombian state-owned oil and gas company),  with these two clients representing 78% of our consolidated revenues for the same period. Considering the expiration of our long-term contract with Trafigura in December 2018, we have begun diversifying our client base in Colombia, allocating sales on a competitive basis to leading industry participants including traders and other producers. The contracts extend through 2019 with no long-term delivery commitments in place. Delivery points include wellhead and other locations in the Colombian pipeline system. We manage the counterparty credit risk associated to sales contracts by including early payment conditions which minimize our exposure.

In Chile, 100% of our crude oil and condensate sales are made to ENAP. For the year ended December 31, 2019, sales to ENAP represented 2% of our total revenues. ENAP imports the majority of the oil it refines and partially supplements those imports with volumes supplied locally by its own operated fields and those operated by us. On April 21, 2017, we renewed our sales agreement with ENAP. As part of this agreement, ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically make an annual revision jointly with ENAP. During the fourth quarter or 2019, we extended our sales agreement with ENAP to cover the full year 2020. In addition, for the year ended December 31, 2019, all of our natural gas sales in Chile were made to Methanex Chile SpA., the Chilean subsidiary of the Methanex Corporation (“Methanex”), a leading global methanol producer, under a long-term contract (the “Methanex Gas Supply Agreement”), which will expire on December 31, 2026. Sales to Methanex represented 3% of our consolidated revenues for the year ended December 31, 2019.

In Brazil, all of our gas and condensate produced in the Manati Field is sold to Petróleo Brasileiro S.A. (“Petrobras”), the operator of the Manati Field, pursuant to a long-term gas off-take contract and a condensate purchase agreement. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Brazil—Petrobras Natural Gas Purchase Agreement.” Since 2019, the crude oil production from the Recôncavo Basin (representing less than a 1% of our consolidated revenues) is sold to local customers in the states of Bahia and Espirito Santo or also to Petrobras.

In Argentina, most of the gas produced in 2019 was sold to Grupo Albanesi, a leading Argentine privately held conglomerate focused on the energy market that offers natural gas and power supply and transport services to its customers. We have an annual agreement with this client effective from May 2019 through April 2020. Gas sales in Argentina represented 1% of our consolidated revenue. The oil sales in Argentina are diversified across clients and delivery points: i) 42% of the oil produced in Argentina (2% of our total revenue) is sold locally in the Neuquén Province, delivered at well-head; and ii) 58% of the oil produced in Argentina (3% of our total revenues) is sold to major Argentine refineries, and delivered via pipeline.

Furthermore, the COVID-19 pandemic is currently having an indeterminable adverse impact on the world economy and has begun to have numerous worldwide effects on general commercial activity. At this time, given the uncertainty of the lasting effect of the COVID-19 pandemic, its impact on our buyers cannot be determined.

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

Although a majority of our revenues is denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Chile, Brazil, Argentina and Peru could have a material adverse effect on our results of operations. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period. Since December 2018, we decided to manage exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into a derivative financial instrument with local banks in Colombia, for an amount equivalent to US$ 83.7 million as of December 31, 2019 (US$ 92.1 million as of December 31, 2018), in order to anticipate any currency fluctuation with respect to estimated income taxes to be paid during the first half of the following year.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook.” We incurred capital expenditures of US$126 million and US$125 million during the years ended December 31, 2019 and 2018, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. For example, as a result of the recent oil price decline (Brent fell by more than 55% between December 2019 and March 2020), we immediately reverted to a reduced base capital program, including capital cost-reduction measures.

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

Oil and natural gas projects may experience capital cost increases and overruns due to, among other factors, the unavailability or high cost of drilling rigs and other essential equipment, supplies, personnel and oil field services. The cost to execute projects may not be properly established and remains dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Development of projects may be materially adversely affected by one or more of the following factors:

•	shortages of equipment, materials and labor;
•	fluctuations in the prices of construction materials;
•	delays in delivery of equipment and materials;
•	labor disputes;
•	political events;
•	title problems;
•	obtaining easements and rights of way;
•	blockades or embargoes;
•	litigation;
•	compliance with governmental laws and regulations, including environmental, health and safety laws and regulations;
•	adverse weather conditions;
•	unanticipated increases in costs;
•	natural disasters;
•	epidemics or pandemics;
•	accidents;
•	transportation;
•	unforeseen engineering and drilling complications;
•	environmental or geological uncertainties; and
•	other unforeseen circumstances.

Any of these events or other unanticipated events could give rise to delays in development and completion of our projects and cost overruns.

For example, in 2019, the drilling and completion cost for the exploratory well Praia dos Castelhanos 1 in our REC-T-128 Block in Brazil was originally estimated at US$2.0 million, but the actual cost was US$2.8 million, mainly due to the long-term testing activities performed in the last quarter of 2019.

Furthermore, with the recent oil price decline (Brent fell by more than 55% between December 2019 and March 2020), we have begun to prioritize lower-risk, higher netback and quick cash flow generating projects, while implementing operating, administrative and capital cost-reduction measures.

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

Our oil and gas reserves estimate in Colombia, Chile, Argentina, Brazil, and Peru as of December 31, 2019 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

Our ability to market our oil and natural gas production depends substantially on the availability and capacity of processing facilities, oil tankers, transportation facilities (such as pipelines, crude oil unloading stations and trucks) and other necessary infrastructure, which may be owned and operated by third parties. Our failure to obtain such facilities on acceptable terms or on a timely basis could materially harm our business. We may be required to shut down oil and gas wells because access to transportation or processing facilities may be limited or unavailable when needed. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to the market, which could cause a material adverse effect on our business, financial condition and results of operations. In addition, the shutting down of wells can lead to mechanical problems upon bringing the production back on-line, potentially resulting in decreased production and increased remediation costs. The exploitation and sale of oil and natural gas and liquids will also be subject to timely commercial processing and marketing of these products, which depends on the contracting, financing, building and operating of infrastructure by third parties.

In Colombia, producers of crude oil have historically suffered from trucking transportation logistics issues and limited pipeline and storage capacity, which cause delays in delivery and transfer of title of crude oil. In order to reduce this exposure, we and our partner in the Llanos 34 Block have constructed a flowline to evacuate crude oil from the Jacana field, reducing transportation costs, blockage risks and supporting our sustainable performance by reducing carbon emissions. Otherwise, we can enable alternative delivery points if the Oleoducto de Los Llanos “ODL” (main delivery point for the Colombian production) has any maintenance or operational issues. Trucking transportation was key to our crude delivery strategy during 2019 and will continue to be in the future. Although we were able to enable alternative delivery points and transport oil by trucks, avoiding any negative impact in our production during this period, we cannot assure we would be able to do so in the future.

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

While Brazil has a well-developed network of hydrocarbon pipelines, storage and loading facilities, we may not be able to access these facilities when needed. Pipeline facilities in Brazil are often full and seasonal capacity restrictions may occur, particularly in natural gas pipelines. Our gas production from the Manati Field is transported on Petrobras-operated pipelines. If those pipelines became unavailable, our overall production levels in the Manati Field would be negatively impaired. We use truck transportation to sell our crude production in the states of Espirito Santo and Bahia. If road conditions or accessibility deteriorate, our ability to transport our production could be adversely impacted.

In Ecuador, future production from blocks acquired in 2019 is expected to be transported through the existing pipeline infrastructure. While the Ecuadorian pipeline system is well-developed and has operated reliably in the past, we cannot guarantee this will continue in the future. Also, as production in Ecuador increases, available capacity may be limited.  An inability to access transport capacity could adversely affect our production levels or the transport costs associated with getting our production to the market.

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

Our operations in the BCAM‑40 Concession in Brazil may include shallow-offshore drilling activity in one area in the Camamu-Almada Basin, which we expect will continue to be operated by Petrobras.

Offshore operations are subject to a variety of operating risks and laws and regulations, including, among other things, with respect to environmental, health and safety matters, specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities, compliance costs, fines or penalties that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. For example, the Manati Field has been subject to administrative infraction notices, which have resulted in fines against Petrobras in an aggregate amount of approximately US$12 million, all of which are pending a final decision of the Brazilian Institute for the Environment and Natural Renewable Resources (Instituto Brasileiro do Meio-Ambiente e dos Recursos Naturais Renováveis). Although the administrative fines were filed against Petrobras, as a party to the concession agreement governing the Manati Field, we may be liable up to our participation interest of 10%.

Additionally, offshore drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Offshore projects often lack proximity to existing oilfield service infrastructure, necessitating significant capital investment in flow line infrastructure before we can market the associated oil or gas of a commercial discovery, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some offshore reserve discoveries may never be produced economically.

Further, because we are not the operator of our offshore fields, all of these risks may be heightened since they are outside of our control. We have a 10% interest in the Manati Field which limits our operating flexibility in such offshore fields. See “—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including native communities, where our reserves are located.

Access to the sites where we operate requires agreements (including, for example, assessments, rights of way and access authorizations) with landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. In Chile and in Argentina, for example, we have negotiated the necessary agreements for many of our current operations in the Magallanes Basin, in Neuquén and in Mendoza, respectively. In Brazil, in the event that social unrest continues or intensifies, this may lead to delays or damage relating to our ability to operate the assets we have acquired or may acquire in the future.

In Colombia, although we have agreements with many landowners and are in negotiations with others, we expect our costs to increase following current and future negotiations regarding access to our blocks and our new operations due to the acquisition of Amerisur, as the economic expectations of landowners have generally increased, which may delay access to existing or future sites. In addition, the expectations and demands of local communities on oil and gas companies operating in Colombia may also increase. As a result, local communities have demanded that oil and gas companies invest in remediating and improving public access roads, compensate them for any damages related to use of such roads and, more generally, invest in infrastructure that was previously paid for with public funds. Due to these circumstances, oil and gas companies in Colombia, including us, are now dealing with increasing difficulties resulting from instances of social unrest, temporary road blockages and conflicts with landowners.

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

In Ecuador, we are on an early diagnosis stage with local landowners and communities and we could suffer delays in the exploration and operation of the fields.

Under the terms of some of our various CEOPs, E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain periods specified in our various special operation contracts (CEOPs, E&P contracts, production sharing agreements and concession agreements), our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish these prospects. The costs to maintain or operate the CEOPs, E&P contracts, production sharing agreements and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, in 2016, after fulfilling the committed exploratory commitments, five exploratory blocks were relinquished to the ANP. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

In Peru, the rights to explore and produce hydrocarbons are granted through license contracts signed with Perupetro. The scope and schedule of such development will depend on us and Petroperu. The license contract could be terminated by Perupetro if the development obligations included in such agreement are not fulfilled. In addition, there is also an exploratory commitment consisting of the drilling of one exploratory well every two and a half years. Failure to fulfill the exploratory commitment will lead to acreage relinquishment materially affecting the project. Moreover, we have entered into a Joint Investment Agreement with Petroperu by which, subject to the economic and technical feasibility of the

Morona Project, we are obliged to bear 100% of capital cost required to carry out long test to existing well Situche Central 3X, and if we decide to continue with the project after that, to the existing well Situche Central 2X. In addition, we are required to cover any capital or operational expenditures associated with the project until December 31, 2020. We expect these expenditures to be substantially reimbursed by Petroperu from revenues associated with future sales. Failure to fulfill such obligations will result in the loss of our participating interest in the license contract of the Morona Block, and subject us to possible damage claims from Petroperu. Nevertheless, since June 15, 2019, the license contract related to the Morona Block is under force majeure. During a force majeure period,  contract terms are suspended (including the duration of the contract) as long as the party to the contract is fulfilling certain obligations. The term of the agreement will be extended by the same amount of time it has been suspended by a force majeure event.

For additional details regarding the status of our operations with respect to our various special contracts and concession agreements, see “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

A significant amount of our reserves or production have been derived from our operations in certain blocks, including the Llanos 34 Block in Colombia, the Fell Block in Chile, the BCAM‑40 Concession in Brazil, the Aguada Baguales Block in Argentina and the Morona Block in Peru.

For the year ended December 31, 2019, the Llanos 34 Block contained 71% of our net proved reserves and generated 79% of our production, the Fell Block contained 6% of our net proved reserves and generated 8% of our total production, the BCAM‑40 Concession contained  2% of our net proved reserves and generated 5% of our production, the Aguada Baguales Block contained 2% of our proved reserves and generated 3% of our total production and the Morona Block contained 16% of our net proved reserves. While our continuing expansion with new exploratory blocks incorporated in our portfolio mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

Under certain CEOPs, E&P contracts, production sharing contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P contracts,  production sharing contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2019, the aggregate outstanding amount of this potential liability for guarantees was US$65 million, mainly related to capital commitments in Isla Norte, Campanario and Flamenco Blocks in Chile, rounds 11, 12,  13 and 14 concessions in Brazil, the Morona Block in Peru,  the VIM‑3, Llanos 34 and Llanos 87 Blocks in Colombia, and the Perico and Espejo Blocks in Ecuador. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.

Additionally, certain of the CEOPs, E&P contracts,  production sharing contracts and concession agreements to which we are or may in the future become a party are subject to set expiration dates. Although we may want to extend some of these contracts beyond their original expiration dates, there is no assurance that we can do so on terms that are acceptable to us or at all, although some CEOPs contain provisions enabling exploration extensions.

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

In Peru, license contracts for hydrocarbon exploitation are in force and will remain in effect for 30 years. This term is non-renewable. With regard to the Morona Block, approximately one-third of the contract term has already elapsed, and twenty years remain. Nevertheless, since June 15, 2019, the License Contract related to the Morona Block is under force majeure. During a force majeure period contract terms are suspended (including the term time) as long as the party to the contract is fulfilling certain obligations. The term of the agreement will be extended by the same amount of time it has been suspended by a force majeure event. The concession year expiration is related to the approval of the environmental impact assessment for the project’s development. The expiration of the license contract will occur twenty years after the approval of the environmental impact assessment. The license contract is also subject to early termination in case of our breach of contractual obligations. In such an event, all the existing facilities and wells located in the block will be transferred, without charge, to Perupetro, and we will have to carry out abandonment plans for remediation and restoration of any polluted area in the block and for de-commission the facilities that are no longer required for the block’s operations. For additional details regarding the status of our license contract in Peru, see “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

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

In Ecuador, our production sharing contracts may be subject to early termination in case of breach of the obligations under the contract, non-performance of the exploratory commitments or unjustified suspension of the operations, lack of remediation of environmental damages or unauthorized assignment of a working interest under the production sharing contracts, among others, as specified under the laws of the contract. The declaration of an early termination is subject to prior due process, which would allow us to remedy any hypothetical breach claimed against us, or to present our defense allegations. A declaration of early termination will cause forfeiture of equipment and facilities and enforcement of monetary guarantees.

Early termination or nonrenewal of any CEOP, E&P contract, production sharing agreements or concession agreement could have a material adverse effect on our business, financial situation or results of operations.

We sell all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.

For the year ended December 31, 2019, all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on December 31, 2026. Under the agreement, Methanex committed to purchase up to 400,000 SCM/d of gas produced by us. Due to the decline in our gas production, the commitment was reduced to 315,000 SCM/d in 2018, according to the initial terms of our contract. The commitment has remained at 315,000 SCM/d for 2019. We also hold an option to deliver up to 15% above this volume. In 2019, we amended the gas supply agreement with Methanex to increase the purchase commitment up to 460,000 SCM/d of gas to accommodate increased production from our successful drilling in the Jauke project. Sales to Methanex represented 3% of our consolidated revenues for the year ended December 31, 2019. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. If Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas.

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

We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.

As of December 31, 2019, we are not the operator of 23% or sole owner of 45% of the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia, Operations in Chile, Operations in Brazil, Operations in Peru,  Operations in Argentina and Operations in Ecuador.”

In addition, the terms of the joint operations agreements or association agreements governing our other partners’ interests in almost all of the blocks that are not wholly-owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly-owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks in Colombia, Argentina, Ecuador and Brazil. Our dependence on our partners could prevent us from realizing our target returns for those discoveries or prospects.

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

Acquisitions that we have completed, including the acquisition of Amerisur, and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties, including the acquisition of Amerisur, requires an assessment of several factors, including:

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

Significant acquisitions, including the acquisition of Amerisur, and other strategic transactions may involve other risks, including:

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

The PN-T‑597 Concession Agreement in Brazil may not close.

In Brazil, GeoPark Brazil is a party to a class action filed by the Federal Prosecutor’s Office regarding a concession agreement of exploratory Block PN-T‑597, which the ANP initially awarded GeoPark Brazil in the 12th oil and gas bidding round held in November 2013. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brazil in December 2013 that prohibited GeoPark Brazil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. On July 17, 2015, GeoPark Brazil, at the instruction of the ANP, signed the concession agreement, which included a clause prohibiting GeoPark Brazil from conducting unconventional exploration activity in the area. Despite the clause containing the prohibition, the judge in the case concluded that the concession agreement should not be executed. Thus, GeoPark Brazil requested that the ANP comply with the decision and annul the concession agreement, which the ANP’s Board did on October 9, 2015. The annulment reverted the status of all parties to the status quo ante, which maintains GeoPark Brazil’s right to the block.

There is no assurance that we will be able to enter into a concession agreement in the PN-T‑597 Block that would be favorable to our exploration goals. See “Item 8—Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2019, we have based the estimated discounted future net revenues from our proved reserves on the 12‑month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2019,  39% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

Furthermore, the COVID-19 pandemic is currently having an indeterminable adverse impact on the world economy and has begun to have numerous worldwide effects on general commercial activity. At this time, given the uncertainty of the lasting effect of the COVID-19 pandemic, its impact on our customers cannot be determined.

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

We and our operations are subject to numerous environmental, social, health and safety laws and regulations which may result in material liabilities and costs.

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

We have not been and may not be at all times in complete compliance with environmental permits that we are required to obtain for our operations and the environmental and health and safety laws and regulations to which we are subject. If we fail to comply with such requirements, we could be fined or otherwise sanctioned by regulators, including through the revocation of our permits or the suspension or termination of our operations. If we fail to obtain, maintain or renew permits in a timely manner or at all, our operations could be adversely affected, impeded, or terminated, which could have a material adverse effect on our business, financial condition or results of operations. Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline were not current as of October 2019. However, the operator submitted a request for renewal of those licenses and the Federal Environmental Agency renewed the licenses for a ten-year period.

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

In Peru, the beginning of the construction and development phase of the Morona Block is subject to the approval of an environmental impact assessment by the Peruvian environmental authority. If such environmental impact assessment is not approved, the beginning of the production stage of the Morona Project could be impacted. For additional details regarding the status of our environmental impact assessment in Peru, see “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

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

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We are contemplating such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs, especially shale formations. We currently are not aware of any proposals in Colombia, Chile, Brazil, Argentina,  Peru or Ecuador to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of January 31, 2020, we had US$784.1 million outstanding principal amount of indebtedness on a consolidated basis, consisting primarily of our US$425 million Notes due 2024 and our US$350 million Notes due 2027.

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

The indentures governing our Notes due 2024 and our Notes due 2027 include covenants restricting dividend payments. For a description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. We have in the past been unable to meet incurrence tests under the indenture governing our prior notes, which limited our ability to incur indebtedness. Failure to comply with the restrictive covenants included in our Notes due 2024 or our Notes due 2027 would not trigger an event of default.

Similar restrictions could apply to us and our subsidiaries when we refinance or enter into new debt agreements which could intensify the risks described above.

Our business could be negatively impacted by security threats, including cybersecurity threats as well as other disasters, and related disruptions.

Digital technologies have become an integral part of our business. The oil and gas industry has become increasingly dependent on computer and telecommunications systems to conduct exploration, development and production activities.

 As dependence on digital technologies has increased, cyber incidents, including deliberate attacks or unintentional events, have also escalated in the world. Our industry is subject to fast-evolving risks from cyber threat actors, including states, criminals, terrorists, hacktivists and insiders.

Although we have implemented a strong cyber security strategy and procedures to prevent and assure the confidentiality, availability and security of our data, we cannot guarantee that these measures will be enough for this purpose. A breach or failure of our digital infrastructure – including control systems – due to breaches of our cyber defenses, or those of third parties, negligence, intentional misconduct or other reasons, could seriously disrupt our operations. This could result in the loss or misuse of data or sensitive information, injury to people, disruption to our business, harm to the environment or our assets, legal or regulatory breaches and legal liability.

Furthermore, the rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and coordinated means, is a challenge we must face and any delay or failure to detect cyber incidents could compound these potential harms. This could result in significant losses including the cost of remediation and reputational consequences.

 Our employees have been and will continue to be targeted by parties using fraudulent “spam”, “scam”, “phishing” and “spoofing” emails to misappropriate information or to introduce viruses or other malware programs to our computers.

Although to date we have not experienced any significant cyber-attacks, there can be no assurance that we will not be the target of cyber-attacks in the future or suffer such losses related to any cyber-incident.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue modifying and enhancing our protective measures and to investigate and remediate any information security vulnerabilities.

We operate in an industry with significant environmental, social, governance (ESG) and climate related risks

Our operations in Latin America are in areas of significant biodiversity value and many have historical and current ties to indigenous peoples’ lands. Indigenous project affected communities have a growing expectation of the right to free, prior and informed consent based on the United Nations Declaration on the Rights of Indigenous Peoples and national legislation across Latin America increasingly recognizes the right to free, informed and prior consultation. These updates to laws and expectations introduce the need for greater resources put toward community engagement and understanding as well as benefit sharing mechanisms. We may be exposed challenges related to proper biodiversity management, as some operations exist in key biodiversity areas. This could delay and/or increase the cost of our exploration and development projects. Changes in laws, international norms, investor expectations and other stakeholder perceptions could result in increased liabilities and project expenses.

Amerisur’s exploration blocks carry significant costs related to biodiversity management and reputational risk due to overlapping claims of rightful ownership

With the acquisition of Amerisur in January 2020,  we have assumed significant and unpredictable costs for biodiversity management if we are to comply with best industry practices aligned to IFC’s Performance Standard 6. Costs related to mitigation measures to protect the habitat could be larger than currently anticipated due to unanticipated findings in baseline biodiversity studies.

Nine out of twelve of the Amerisur’s oil and gas development and exploration blocks in Colombia overlap with indigenous territories that are either formalized or are being considered for formal tribal land title under the Colombian land restitution law. In all instances we will take ownership and responsibility over the consultation process with indigenous groups and ensure that broad community support is achieved for our presence in these areas. Project completion and cost expectations could change depending on the agreements achieved. Prolonged negotiations with indigenous communities and affected communities more generally, could draw the attention of international non-profit organizations and potentially result in social unrest,  protests and blockades, which could provoke material cost overruns and impacts to our reputation.

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
•

the possibility that a deterioration in Chile’s, Colombia’s, Argentina’s, Peru’s,  Ecuador’s and Brazil’s relations with multilateral credit institutions, such as the International Monetary Fund, will impact negatively on capital controls, and result in a deterioration of the business climate;

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

In addition, our operations in these areas increase our exposure to risks of guerilla and other illegal armed group activities, social unrest, local economic conditions, political disruption, civil disturbance, community protests or blockades, expropriation, piracy, tribal conflicts and governmental policies that may: disrupt our operations; require us to incur greater costs for security; restrict the movement of funds or limit repatriation of profits; lead to U.S. government or international sanctions; limit access to markets for periods of time; or influence the market’s perception of the risk associated with investments in these countries.

Some countries in the geographic areas where we operate have experienced, and may experience in the future, political instability, and losses caused by these disruptions may not be covered by insurance. For example, during 2019, Chile, Peru and Colombia have experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations against their governments which led to acts of violence and social and political tensions. Future protests could adversely and materially affect the Chilean, Peruvian and Colombian economy and our businesses in those countries. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our results of operations and financial condition. We cannot guarantee that current programs and policies that apply to the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Argentina, Peru, Spain, the United Kingdom, the Netherlands, Ecuador and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2019 the Argentine and the Colombian governments introduced tax reforms. See Note 16 to our Consolidated Financial Statements.

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

Our Brazilian operations represent 4% of our revenues as of December 31, 2019. The Brazilian economy has been experiencing a slowdown. Inflation, unemployment and interest rates have increased more recently and the Brazilian reais has weakened significantly in comparison to the US$. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

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

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, ENAP, Petrobras, Petroperu,  YPF, Petroamazonas and Petroecuador. For instance, for the year ended December 31, 2019,  100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM‑40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Chile, Brazil, Argentina,  Peru and Ecuador do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Chilean, Brazilian, Peruvian, Argentine and Ecuadorian law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we are the operator of the majority of the blocks and concessions in which we have a working and/or economic interest and generally have the power to make decisions as how to market the hydrocarbons we produce, the Chilean, Colombian, Brazilian, Peruvian,  Argentine and Ecuadorian governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

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

The Colombian, Chilean, Brazilian, Peruvian, Argentine and Ecuadorian hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, export and import restrictions, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 33.1 to our Consolidated Financial Statements. In Argentina, energy regulation gives absolute priority to domestic gas supply, which in case of a gas shortage occurs, will restrict our ability to fulfill our export commitments, if any. This regulation also established subsidies to domestic gas prices, which may negatively affect our revenues considering market prices. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Argentina.”

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

ELN has targeted crude oil pipelines in Colombia, including the Caño Limón-Coveñas pipeline, and other related infrastructure, disrupting the activities of certain oil and natural gas companies and resulting in unscheduled shutdowns of transportation systems. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on our business, which may affect our employees or assets.

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

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	our operating and financial performance and identified potential drilling locations, including reserve estimates;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per common share, net income and revenues;
•	changes in revenue or earnings estimates or publication of reports by equity research analysts;

•	fluctuations in the price of oil or gas;
•	speculation in the press or investment community;
•	sales of our common shares by us or our shareholders, or the perception that such sales may occur;
•	involvement in litigation;
•	changes in personnel;
•	announcements by the company;
•	domestic and international economic, legal and regulatory factors unrelated to our performance;
•	variations in our quarterly operating results;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	changes in our dividend policy;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with our common shares and our future performance;
•	adverse media reports about us or our directors and officers;
•	addition or departure of our executive officers;
•	change in coverage of our company by securities analysts;
•	trading volume of our common shares;
•	future issuances of our common shares or other securities;
•	terrorist acts; or
•	the release or expiration of transfer restrictions on our outstanding common shares.

Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.

On November 6, 2019, our Board of Directors declared the initiation of a quarterly cash dividend of US$0.0413 per share. The first one was paid on December 10, 2019 and the second one will be paid on April 8, 2020. The quarterly cash dividend supplements the existing share buyback program which as of December 31, 2019, has returned US$73.1 million in value to shareholders during 2018 and 2019.  However, both the quarterly cash dividend and the share buyback program will be suspended following the April 8, 2020 distribution, as part of our revised work program for 2020 to help address the recent decline in oil prices.

Due to losses resulting from the oil price decline in previous years, accumulated losses amount to US$153.4 million as of December 31, 2019.

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

As a holding company, our only material assets are our cash on hand, the equity interests in our subsidiaries and other investments. Our principal source of revenue and cash flow is distributions from our subsidiaries. Thus, our ability to service our debt, finance acquisitions and pay dividends to our stockholders in the future is dependent on the ability of our subsidiaries to generate sufficient net income and cash flows to make upstream cash distributions to us. Our subsidiaries are and will be separate legal entities, and although they may be wholly-owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, distributions or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ financing and joint operations agreements, availability of sufficient funds in such subsidiaries and applicable state laws and regulatory restrictions. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, our ability to grow, pursue business opportunities or make acquisitions that could be beneficial to our businesses, or otherwise fund and conduct our business could be materially limited.

We may not be able to fully control the operations and the assets of our joint operations and we may not be able to make major decisions or take timely actions with respect to our joint operations unless our joint operation partners agree. We may, in the future, enter into joint operations agreements imposing additional restrictions on our ability to pay dividends.

Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 59,167,584 common shares were outstanding as of December 31, 2019. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

Provisions of the Notes due 2024 and Notes due 2027 could discourage an acquisition of us by a third party.

Certain provisions of the Notes due 2024 and the Notes due 2027 could make it more difficult or more expensive for a third party to acquire us or may even prevent a third party from acquiring us. For example, upon the occurrence of a change of control, holders of the Notes due 2024 will have the right, at their option, to require us to repurchase all of their notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts, if any) to the date of purchase. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our common shares of an opportunity to sell their common shares at a premium over prevailing market prices.

Certain shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, Mr. Jamie Coulter, director, Mr. Constantin Papadimitriou, director, and Mr. Juan Cristóbal Pavez, director, control 35.7% of our outstanding common shares as of March 10, 2020, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10‑Q or provide current reports on Form 8‑K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our common shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Item 10. Additional Information—H. Documents on display.”

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

We are incorporated as an exempted company under the laws of Bermuda and substantially all of our assets are located in Colombia, Chile, Argentina, Brazil, Ecuador and Peru. In addition, most of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda’s economic substance legislation which was not resolved in time for the EU’s deadline. On May 17, 2019, the European Union removed Bermuda from the EU list of non-cooperative jurisdictions after Bermuda committed to addressing EU concerns regarding tax transparency and tax legislation on collective investment funds. Although the EU list of non-cooperative jurisdictions is subject to constant changes and modifications, as of February 27, 2020, Bermuda remained off the list. Further, on December 24, 2019, the Bermuda’s Minister of Finance enacted a set of economic substance laws and related guidance, including the Economic Substance Amendment (No. 2) Act 2019 (“Amended ESA”), the Economic Substance Amendment (No. 3) Regulations 2019 (“Amended Regulations”), and the final version of the General Principles Guidance Notes (“Guidance Notes”). These new regulations were passed after discussions and consultation with the EU’s code of conduct group and the Organisation for Economic Co-operation and Development.

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and development of the company

General

We were incorporated as an exempted company pursuant to the laws of Bermuda as GeoPark Holdings Limited in February 2006. On July 30, 2013, our shareholders approved a change in our name to GeoPark Limited, effective from July 31, 2013. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11,

Bermuda. Our principal executive offices are located at Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile, telephone number +562 2242 9600, Street 94 N° 11‑30, 8, 9, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337, and Florida 981, 1st floor, Buenos Aires, Argentina, telephone number +5411 4312 9400.

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

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Argentina, Peru and Ecuador. We are focused on Latin America because we believe it is one of the most important regions globally in terms of hydrocarbon potential, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 40.0 mboepd during the year ended December 31, 2019, of which 81%, 8%, 6% and 5% were, respectively, in Colombia, Chile, Argentina and Brazil, and of which 86% was oil. As of December 31, 2019, according to the ANH, we were ranked as the third largest oil operator in Colombia, where we made the largest new oil field discovery in the last 20 years. We are the first private oil and gas operator in Chile, and we are operating the inaugural project of Petroperu in its return to the upstream business in Peru. We partnered with Petrobras in one of Brazil’s largest producing gas fields and we have increased our activities in Argentina with the acquisition of three blocks in the Neuquén Basin in March 2018. During 2019 we signed the final participation contracts to start our operations in Ecuador.

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

Our regional platform and risk-balanced portfolio has been built following a proactive but conservative long-term technical approach, converting projects into successful value-generating assets.

History

We were founded in 2002 by Gerald E. O’Shaughnessy and James F. Park, who have over 40 years of international oil and natural gas experience, respectively. Mr. O’Shaughnessy currently serves as our Chairman of the Board and Mr. Park currently serves as our Chief Executive Officer and Deputy Chairman of the Board.

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Argentina, Peru and Ecuador

Our History can be summarized by our growth in each country and our performance in the capital markets:

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

Finally, in November 2018, we acquired all of LGI’s equity interest in GeoPark’s Chilean and Colombian subsidiaries. This acquisition increased GeoPark’s equity interest to 100% in its Colombian and Chilean businesses. The acquisition price includes a fixed payment of US$81 million already paid at closing, plus two equal installments of US$15 million each, paid in June 2019 and June 2020, respectively. Additionally, three contingent payments of US$5 million each could be payable over the next three years, subject to certain production thresholds being exceeded. As of the date of this Annual Report, the first installment of US$15 million was already paid, and the production threshold corresponding to the first contingent payment of US$5 million was not exceeded and therefore no payment was made.

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

During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block, and we also executed an agreement with Parex to assume a 50% working interest in the Llanos 94 Block.

On January 16, 2020 we acquired the entire share capital of Amerisur, a company previously listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur are exploration, development and production of oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos Basin) and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

Brazil

Since 2013, we have participated in the Brazilian ANP Bid Rounds and have been awarded exploratory concessions in each one of them.

As of 2014, following the Rio das Contas acquisition, we have a 10% working interest in the BCAM‑40 Concession, which includes an interest in the Manati Gas Field operated by Petrobras.

Argentina

In August 2014, in partnership with Pluspetrol, a private oil and gas company with strong presence across Latin America, we were awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks, as part of the 2014 Mendoza Bidding Round in Argentina.

In July 2015, we signed a farm-in agreement with Wintershall Dea Argentina S.A. (Wintershall) for the CN-V Block in the Mendoza Province.

Additionally, in December 2017, we agreed to purchase from Pluspetrol, a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. We entered into an asset purchase agreement with Pluspetrol, dated December 18, 2017 (the “APA”). The transaction closed on March 27, 2018.

Finally, in June 2018, we announced a partnership with YPF, the state-owned oil company of Argentina, on the Los Parlamentos block – a large high potential block in the Neuquén Basin with both conventional and unconventional prospects. The assignment of rights agreement was signed in October 2019.

Peru

In October 2014, we expanded our footprint into Peru by acquiring the Morona Block in a joint operation with Petroperu. This transaction awarded us a 75% working interest of the Morona Block. In December 2016, we obtained final regulatory approval for our acquisition of the Morona Block in Peru. The Joint Investment and Operating Agreement dated October 1, 2014 and its amendments were closed on December 1, 2016, following the issuance of Supreme Decree 031‑2016‑MEM. For additional details regarding the status of our license contract in Peru, see “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

Ecuador

On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in March 2019. We assumed a commitment of carrying out 3D seismic in the Espejo Block and drilling four exploration wells in each block, which amounts to US$29.7 million in capital expenditures for our working interest, over the next four years.

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

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior notes due 2024. The net proceeds from the Notes were used by us (i) to make a capital contribution to our wholly-owned subsidiary, Agencia,   providing it with sufficient funds to fully repay the Notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in the Neuquén Basin in Argentina and to repay existing indebtedness, including the Itaú loan.

In October 2018, our Brazilian subsidiary executed a loan agreement with Banco Santander for R$77.6 million (equivalent to US$ 20.0 million at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to Agencia.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 38.1 to our Consolidated Financial Statements) and to pay related fees and expenses, and (ii) for general corporate purposes.

B.    Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2019. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	Subject to ANH approval. See “—Our operations—Operations in Colombia.”
(2)	We relinquished the REC-T-94, SEAL-T-268 and POT-T-747 Blocks in January 2020. See “—Our operations—Operations in Brazil.”
(3)	The PN-T‑597 is still subject to the execution of the concession agreement with the ANP and the absence of legal impediments. See “—Our operations—Operations in Brazil.”
(4)

As of December 31, 2019, the winning bids were subject to confirmation of qualification requirements by the ANP. The concessions agreements were signed in February 2020. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2019.

	For the year ended December 31, 2019
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	90.6	2.3	91.0	100%	538,917	86%
Chile	3.7	20.8	7.2	51%	32,336	5%
Brazil	—	14.9	2.5	—%	23,049	4%
Peru	19.2	—	19.2	100%	—	—%
Argentina	3.0	6.2	4.1	73%	34,605	6%
Total	116.5	44.2	124.0	94%	628,907	100%

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 18% for production in the period from 2015 to 2019, as measured by boepd in the table below.

	For the year ended December 31,
	2019	2018	2017	2016	2015
Average net production (mboepd)	40.0	36.0	27.6	22.4	20.4
% oil	86%	85%	83%	75%	74%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2019.

	Average daily production
	For the year ended December 31, 2019
	Colombia	Chile	Brazil	Argentina	Total
Oil production
Total crude oil production (bopd)	32,127	656	57	1,603	34,443
Natural gas production
Total natural gas production (mcf/day)	1,063	14,917	12,806	4,834	33,620
Oil and natural gas production
Total oil and natural gas production (mboepd)	32,304	3,143	2,191	2,408	40,046

Our assets

We have a well-balanced portfolio of assets that includes working and/or economic interests in 31 hydrocarbon blocks, 30 of which are onshore blocks, including 8 in production as of December 31, 2019. Our assets give us access to more than 5.9 million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2019, the blocks in Colombia, Chile, Brazil, Argentina and Peru in which we have a working interest had 124.0 mmboe of net proved reserves, with 73%, 6%, 2%, 3% and 16% of such net proved reserves located in Colombia, Chile, Brazil, Argentina and Peru, respectively.

We produced a net average of 40.0 mboepd during the year ended December 31, 2019 of which 81%, 8%, 6% and 5%, were in Colombia, Chile, Argentina and Brazil, respectively, and of which 86% was oil.

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

•

Colombia. In 2012, we acquired assets in Colombia at attractive prices, which gave us access to exploratory and productive acres with many prospects. In the Llanos Basin, we pioneered a new play type combining structural and stratigraphic traps. As a result, in the Llanos 34 Block our average daily production has grown from 0 at the time of acquisition to more than 32,600 bopd as of December 31, 2019. During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block, and we also executed an agreement with Parex to assume a 50% working interest in the Llanos 94 Block. On January 16, 2020, we acquired the entire share capital of Amerisur, which owns thirteen production, development and exploration blocks in Colombia and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

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

•

Brazil. Since 2013, we have participated in the Brazilian ANP Bid Rounds and were awarded exploratory concessions in each one of them. In 2014, we acquired Rio das Contas, which gave us a 10% working interest in the BCAM‑40 Concession, including the shallow-depth offshore Manati Field in the Camamu-Almada Basin in the State of Bahia, which has consistently self-funded its operations. The Manati Field has provided up to 3.7% of total gas produced in Brazil.

•

Argentina. During 2014, GeoPark and Pluspetrol were awarded two exploration licenses in the Sierra del Nevado and Puelen Blocks as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). In 2015, we acquired a 50% working interest in the CN-V Block in Mendoza from Wintershall. On December 18, 2017, we executed an asset purchase agreement (the “APA”) with Pluspetrol to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. Closing of the transaction occurred on March 27, 2018. In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF S.A. and in October 2019 we signed the final agreement.

•

Peru. In December 2016, we expanded our footprint into Peru by acquiring the Morona Block in a joint operation with Petroperu. The Morona Block contains the Situche Central proven oil field, which we believe offers extensive exploration potential with several potential high impact prospects and plays. See “—Our operations—Operations in Peru.”

•

Ecuador. On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in March 2019.

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

Platform and Funding

We are focused on continued growth utilizing a disciplined capital structure and a conservative financial philosophy. Due to the volatile nature of commodity prices, expenditure discipline and a focus on disciplined capital structure are critical to our business. Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, each country, has a local team running the business who recommends and advocates for the projects with which they want to move forward. The corporate team then ranks all of the projects based on economic, technical and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, the corporate team decides the amount of capital to be invested and allocates that capital to the highest value-adding projects. As an example, for the 2020 capital allocation process, over 176 projects were presented with a final selection of 58 which comprise our 2020 work program, under the base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities.

We generated US$235.4 million and US$256.2 million in cash from operations in the years ended December 31, 2019 and 2018, respectively, and had US$111.2 million and US$127.7 million of cash and cash equivalents as of December 31, 2019 and 2018, respectively.

As of December 31, 2019, we had US$437.4 million of total outstanding indebtedness and over 98% of our debt is scheduled to mature in 2024.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.50% senior notes due 2027 (the “Notes due 2027”).  The Notes due 2027 contain incurrence-based limitations on the amount of indebtedness we can incur, see Note 38.2 to our Consolidated Financial Statements.

During October 2018, we entered into a loan agreement with Banco Santander for R$77.6 million (equivalent to US$ 20 million at the moment of the loan execution) to repay an existing US dollar-denominated intercompany loan, which matures in October 2020. As a result of this transaction, our Brazilian subsidiary has significantly reduced its exposure to foreign currency fluctuation.

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior notes due 2024 (the “Notes due 2024”). The Notes due 2024 contain incurrence-based limitations on the amount of indebtedness we can incur, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness—Notes due 2024—Covenants.”

In December 2015, we entered into an offtake and prepayment agreement with Trafigura under which we sold and delivered a portion of our Colombian crude oil production to Trafigura. The offtake agreement also provided us with a  prepayment line of up to US$100 million, subject to applicable volumes corresponding to the terms of the agreement, in the form of prepaid future oil sales. The funds committed were repaid by us on a monthly basis through future oil deliveries until December 2018.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

Strong cash flow

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2019, cash provided by operating activities was US$235.4 million. Our cash flow from operating activities plays a significant role in funding our capital expenditures.

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

Our cash flow generation is complemented by our financial hedging program. Since October 2016, we have entered into derivative financial instruments to manage our exposure to oil price risk. The purpose of our hedging strategy is to establish minimum oil prices to secure a stable cash flow and the execution of our work program. For the period from January 2018 to December 2018, we hedged between 13,000 and 14,000 bopd via zero premium collars and three-way hedges (US$10/bbl wide put spread and call), with a minimum average Brent price of US$55 per barrel and a maximum average price of US$73 per barrel, representing 44% of our oil production for that period. For the period from January 2019 to December 2019, we hedged between 13,000 and 15,000 bopd via zero premium collars and three-way hedges (US$10/bbl wide put spread and call) with a minimum average Brent price of US$55 per barrel and a maximum average price of US$85.5 per barrel. For the period from January 2020 to March 2020, we secured 18,000 bopd with a minimum average price of US$55 per barrel and a maximum average price of US$74.4 per barrel via three-way hedges (US$10/bbl wide put spread and call). For the period from April 2020 to December 2020, we secured 11,000 bopd with a minimum average price of US$55 per barrel and a maximum average price of US$70 per barrel via three-way hedges (US$10/bbl wide put spread and call).

In December 2018 we decided to manage our future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into a derivative financial instrument with a local bank in Colombia, for an amount equivalent to US$83.7 million in 2019 and US$ 92.1 million in 2018, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year.

In relation to the cash consideration payable for the acquisition of Amerisur, we were exposed to fluctuations of the British pound sterling as of December 31, 2019. Consequently, we decided to manage this exposure by entering into a deal-contingent forward with a British bank, in order to anticipate any currency fluctuation.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become the third largest operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV‑10 of US$1,268 million as of December 31, 2019. Our enhanced regional portfolio, including investment-grade countries and strong partnerships, position us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

On January 16, 2020 we acquired the entire share capital of Amerisur, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos Basin) and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

Information relating to Amerisur

Amerisur has a strategic position in the underexplored Putumayo Basin that covers 12 operated blocks. These include Put-9, Mecaya, Terecay and Tacacho where it is operator and a 50% partner with Occidental Andina, LLC (“Occidental Andina”) and Put-36, which has been recently acquired. The partnership with Occidental Andina follows a farm-out agreement in November 2018. Subsequently, in March 2019, Amerisur entered into an agreement with Occidental Andina (conditional upon, among other things, the approval of the Colombian National Hydrocarbons Agency) to transfer a 50% working interest in the Put-8 block.

Amerisur’s Putumayo basin position also includes the operated and 100 per cent owned Platanillo oil field which produced an average of 3,603 BOPD in the first half of 2019. Production from the Platanillo oil field is exported through the OBA pipeline, a strategic infrastructure asset constructed by Amerisur, and onto the Esmeraldas Port in Ecuador through the RODA and SOTE pipeline systems.

The OBA pipeline has enabled Amerisur to reduce transportation costs from the Platanillo oil field from approximately US$15/bbl to less than US$4/bbl and improve operational uptime. The OBA pipeline has sufficient technical capacity to ship oil volumes produced by third party operators within the Putumayo basin, which started to generate additional revenues for Amerisur from May 2019.

In addition, Amerisur has a 30 per cent interest in CPO-5 in the Llanos Basin where it is partnered with operator ONGC.

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams. For example, as commodity prices were projected to decline throughout 2015, we announced in the first quarter of 2015 a decision to shift our development plan primarily to our operations in the Llanos 34 Block to focus on the Llanos Basin, which had demonstrated strong returns on capital. Our operating team reacted quickly to pivot our operations that were unburdened by drilling obligations and worked with our service partners to coordinate a smooth and efficient transition to a new plan. Since then we were able to control production costs, as exemplified by our average operating costs for the Llanos 34 Block, which were US$4.6 per boe for the year ended December 31, 2019.

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

In August 2017, we obtained the ISO 14001:2015 certification for our environmental management process for the design, construction, operation, maintenance, modernization and dismantlement of GeoPark Colombia S.A.S.’s facilities, and the performance of exploration and oil and gas production activities in the Llanos 34 and VIM‑3 blocks with a commitment to continuously improve our processes. We obtained the ISO 14001:2015 re-certification in 2018.

To quantify and report GeoPark’s emissions of greenhouse gases in Colombia, the Colombian Institute of Technical Standards and Certification, ICONTEC, carried out a verification in 2017 based on the NTC-ISO 14064-3:2006 norm. GeoPark was the second private company to get this certification in Colombia, allowing us to draw a roadmap to reduce our emissions of greenhouse gases and help the country meet the commitment it took on at the 2015 United Nations Climate Change Conference.

In 2018, the Colombian government granted GeoPark the “Best Social Practices in the Energy Industry” award for our good neighbor social conflict prevention program. GeoPark’s model for community engagement was chosen out of 107 different initiatives by a panel composed of representatives from the Ministry of Mines and Energy, the National Hydrocarbons Agency and the United Nations Development Program. In 2019, we won the “Best Social Practices in the Energy Industry” award for the second year in a row, along with the “Best Socio-Laboral Practices” award, for our “Juntos Sumamos” program.

In 2018, we reported our S.P.E.E.D. and Environment, Social and Governance metrics within the framework of the Global Reporting Initiative Standards. Our 2018 sustainability report addresses the material topics that influence our stakeholders, the environment and society at large, and connects them with the five components of our S.P.E.E.D. value system.

Among the material sustainability topics included in our 2018 S.P.E.E.D. and ESG report are: safety and health management, supply chain management, stakeholder relations, legal compliance, employee development and training, integrated water resources management, energy efficiency, emissions management, biodiversity protection, social risk assessment, and relationship with indigenous communities.

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

Our CEO, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 10, 2020, Mr. Park held 13.7% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of March 10, 2020, Mr. O’Shaughnessy held 12.1% of our outstanding common shares.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, ENAP, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 10, 2020, our executive directors and key management (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned 1.7% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

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

Innovation

We are committed to an innovation culture driven by the continuous search and application of state-of-the-art technologies, agile processes and creative new solutions to challenges in both our fields and our offices. Our guiding principle is that everyone can innovate, and this is promoted through a cross-collaborative and trust-based work environment. To ensure that this is taken as a key priority, since 2018 we have included innovation as one of our metrics in our Balanced Scorecard. In 2019, our main achievements in innovation were related to drilling and completion, significantly reducing completion times and costs, as well as formation damage, for wells in the Llanos 34 Block with the implementation of Max R technology. We effectively inhibited scale through the use of chemical screen down hole technologies for artificial lifting systems. We performed higher quality perforations by using ultra high penetration charges and dynamic underbalance (PURE) and improved drilling costs with high performance mud motor technologies (NitroForce) to increase the rate of penetration (ROP) and run a Wedge XP 2.0 connection for the first time in Latin America and for the first time in  a 7-inch casing.

2020 Strategy and Outlook

Oil prices have been volatile since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2020 capital expenditure program.

Our preliminary base capital program for 2020 considered a reference oil price assumption of US$60-65 per barrel and called for approximately US$180‑200 million to fund our exploration and development, including Amerisur’s assets. In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance.

With the recent oil price decline (Brent fell by more than 55% between December 2019 and March 2020), we immediately reverted to a reduced program. Due to the severity of the current oil price outlook, additional adjustments have been made both to capital investment plans and operating and administrative costs, with continuous monitoring to adjust further if necessary.

Specifically, our program and strategy are guided by the following principles and priorities:

•Keep Team Healthy: Protect workforce and families from the pandemic and its interruptions

•Continuity of Field Operations: Ensure backup plans and teams in place to guarantee continuity of operations and business

•Preserve Cash: Adjust the work program to maintain flexibility and balance sheet strength

•Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quick cash flow generating projects

•Do More for Less: Implement operating, administrative and capital cost-reduction measures

•Stay Agile: Continuous monitoring of work programs and adjustment, up or down, as necessary

•Build for the Long-Term: Protect critical tools and capabilities necessary for the long-term

Examples of the ongoing cost-cutting initiatives already implemented and providing results include:

•Renegotiation of all service contracts, as well as any other type of contract

•Improvements in operational efficiency

•Temporary suspension of certain marginal fields

•Overall reduction of administrative and structure costs, starting with a voluntary salary and bonus reduction by our management team and Board of Directors, as well as general renegotiation of fees and expenses

•Temporary suspension of quarterly cash dividends (following the payment scheduled for April 8, 2020) and share buybacks

Additional cost reductions are expected from reduced government royalties and a general depreciation of Latin American currencies, positively impacting our operating and administrative costs.

We have adjusted our 2020 capital expenditures program to US$70-80 million, which is approximately a 60% reduction from prior preliminary estimates (approximately $180-200 million including capital expenditures for Amerisur’s assets).

The bulk of the revised 2020 work program will be allocated to the Llanos Basin in Colombia to continue unlocking the potential of the Llanos 34 block and to carry out discretionary development, appraisal and exploration activities in the newly acquired CPO-5 block.

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 31 hydrocarbon blocks, 30 of which are onshore blocks, including 8 in production as of December 31, 2019, as well as in an additional shallow-offshore concession in Brazil that includes the Manati Field. In addition, we have one concession in Brazil, the PN-T‑597 Block, that is subject to the entry into the concession agreement by the ANP and the REC-T-58, REC-T-67, REC-T-77 and the POT-T-834 Blocks for which the winning bids are subject to confirmation of qualifications requirements by the ANP, and one concession in Colombia, the Llanos 94 Block, that remains subject to regulatory approval by the ANH as of the date of this annual report.

Operations in Colombia

As of December 31, 2019, our Colombian assets gave us access to more than 940,000 gross exploratory and productive acres across 9 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth in our oil production and proved reserves in Colombia, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block, which as of December 31, 2019 accounts for 98% of our production and 96% of our proved reserves in Colombia.

The table below shows average production and proved oil and gas reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Average net oil production (mboepd)	32.1	28.4	21.8
Net proved reserves at year-end (mmboe)	91.0	75.1	65.5

Highlights of the year ended December 31, 2019 related to our operations in Colombia included:

•	Successful drilling campaign with 20 gross wells drilled and put into production in the Jacana and Tigana oil fields in the Llanos 34 Block;
•	New oil field extension in the Llanos 34 block, following successful drilling and testing of the Tigui 18 well;
•	New Guaco oil field discovery in the Llanos 34 block, following successful drilling and testing of the Guaco 1 exploration well;
•

New Azogue light oil field discovery in the Llanos 32 block, located in the southern part of the block adjacent to the Llanos 34 block, where our working interest is 25% as per an additional agreement, by which we acquired a beneficial interest in a defined area within the block;

•	Average net oil production increased by 13%, to 32.1 mboepd in 2019 from 28.4 mboepd in 2018;
•	Proved oil and gas reserves increased by 21% to 91.0 mmboe at year-end 2019, from 75.1 mmboe at year-end 2018 after producing 10.7 mmboe;
•	Capital expenditures decreased by 21% to US$76.8 million in 2019 from US$97.0 million in 2018;
•	Decrease of operating costs levels per barrel from US$5.6 in 2018 to US$5.4 in 2019;
•	Flowline construction to connect the Llanos 34 block oil fields to regional pipeline infrastructure became fully operational during the second quarter of 2019;
•	Completion of the divestiture of the La Cuerva and Yamu blocks in Colombia in July 2019;
•

Acquisition of six new low-cost, low-risk exploration blocks in the Llanos Basin near core Llanos 34 block, five in partnership with Hocol (a 100% subsidiary of Ecopetrol), and one in partnership with Parex, and

•	The acquisition of the entire issued share capital of Amerisur on January 16, 2020.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

(1)	Subject to ANH approval. See “—Our operations—Operations in Colombia.”
(2)	Blocks related to the acquisition of Amerisur in January 2020 are not included.

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2019.

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(mmboe)	(boepd)	Basin	expiration year
Llanos 34	63.5	45%	Verano Energy	GeoPark	87.7	31,540	Llanos	Exploitation: 2039-2042(3)
Llanos 32	50.2	12.5%	Verano Energy	Verano Energy	3.3	390	Llanos	Exploration: 2020
								Exploitation: 2040
VIM-3	46.9	100%	—	GeoPark	—	—	Magdalena	Exploitation: 2045
Llanos 86	255.5	50%	Hocol	GeoPark	—	—	Llanos	Phase zero
Llanos 87	107.6	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2022
Llanos 104	274.8	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 123	88.3	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 124	27.6	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 94	89.2	50%	Parex	Parex	—	—	Llanos	Phase zero(4) (5)

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field by field basis.
(4)

In this phase the Ministry of Interior must certify the presence or absence of indigenous communities and carry out a prior consultation process, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into Phase 1, where the exploratory commitments become mandatory.

(5)	Subject to ANH approval.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2019

	Gross acres
	(thousand	Economic		Production
Block	acres)	interest(1)	Operator	(boepd)	Basin
Abanico	25.7	10%	Frontera	25	Magdalena

(1)Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 63,529 gross acres (257 sq. km). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at that time had no production, reserves or wells drilled on it, and with 210 sq. km of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2019 we engaged in exploration and development activities that resulted in multiple new oil fields discovered and increased production and proved reserves year by year. Average net production in 2019 was 31,540 bopd and net reserves of 87.7 mmboe. The remaining exploratory commitment was fulfilled on September 2019.

Our partner in the Llanos 34 Block is Verano Energy (a subsidiary of Parex), which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant Agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block, as a result of our acquisition of an additional 2.5% interest on August 22, 2017. The Llanos 32 Block covers approximately 50,211 gross acres (203 sq. km). Verano Energy is the operator of this block and has a 87.5% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2019, our average net production in the Llanos 32 Block was 390 bopd. In 2019 we executed an agreement with Verano Energy by which we obtained a 25% working interest in the remaining exploration areas of the block. On March 19, 2019 the ANH approved an extension of one year to phase 2 of the subsequent exploratory program in order to drill an exploratory well amounting to US$0.6 million. This commitment was fulfilled with the drilling of the Azogue-1 well on December 2019. On February 27, 2020, the ANH approved an extension of two years to phase 2 of the subsequent exploratory program in order to drill two exploratory wells amounting to US$3.4 million before February 20, 2022.

VIM‑3 Block.  On July 23, 2014 we were awarded an exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. We are entitled to operate the block, in which we have a 100% working interest. The VIM‑3 Block is located in the Lower Magdalena Basin. Our winning bid consisted of committing to a Royalty X Factor of 3% and a minimum investment program of 200 sq. km of 2D seismic data acquisition and drilling one exploratory well, with a total estimated investment of US$22.3 million during the initial exploratory period ending November 12, 2019. In 2018, we filed a request before the ANH to terminate the E&P Contract due to environmental restrictions in the block. These restrictions became apparent once the National Authority of Environmental Licenses issued the environmental license. As of the date of this annual report, the termination was approved by the ANH with a remaining commitment for an amount of US$9.3 million,  which can be transferred as investment to another block in Colombia.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Pacific Rubiales Energy is the operator of, and has a 100% working interest in, the Abanico Block, which covers an area of approximately 25,658 gross acres (103 sq. km). We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific, who subsequently assigned its participation interest to Cespa de Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

Llanos 86 and Llanos 104 Blocks.  We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest executed an E&P contract over these blocks on July 11, 2019 as a result of the Permanent Competitive Process launched by ANH on 2019. We are the operator of these contracts that are currently in its preliminary phase and cover approximately 530,309 gross acres (2,146 sq. km). Hocol requested the Ministry of Interior to certify if there are indigenous communities present in the area and the Ministry confirmed the presence of such communities. Therefore, Hocol must develop the prior consultation process with the communities. Once this has concluded, the contract will enter into exploratory phase 1 in which the commitments are: acquisition of 3D seismic, reprocessing of 2D seismic and drilling of two exploratory wells for an estimated amount of US$ 8.9 million for Llanos 86 Block and US$7.9 million for Llanos 104 Block as of the date of this annual report.

Llanos 87 Block. GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on July 11, 2019 as a result of the Permanent Competitive Process launched by ANH on 2019. The Ministry of Interior certified the absence of indigenous communities in the area. We are the operator of this contract that is currently in exploratory phase 1 and covers approximately 107,624 gross acres (435 sq. km). Phase 1 commitments are reprocessing of 3D seismic, drilling of four exploratory wells and acquisition of aero geophysics with an estimated amount of US$12.3 million as of the date of this annual report.

Llanos 123 and Llanos 124 Blocks: GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on December 20, 2019 as a result of the Permanent Competitive Process launched by ANH on 2019. We are the operator of these contracts that are currently in its preliminary phase and covers approximately 115,957 gross acres (469 sq. km). Hocol must request the Ministry of Interior to certify if there are indigenous communities present in the area. If the Ministry confirms the presence of such communities, Hocol must develop the prior consultation process with the communities, Once this has concluded, the contract will enter into exploratory phase 1 in which the commitments are:  reprocessing 3D seismic, acquiring geochemistry and drilling of two exploratory wells for Llanos 123 Block with an estimated amount of US$ 6.3 million and the acquisition of 3D seismic, reprocessing of 3D seismic, acquisition of geochemistry and drilling of three exploratory wells for Llanos 124 Block with an estimated amount of US$9.4 million.

Llanos 94 Block. On July 24, 2019 the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH on 2019. This contract is currently in its preliminary phase and covers approximately 89,175 gross acres (360.8 sq. km). We acquired a 50% working interest subject to ANH’s approval. The contractor must request the Ministry of Interior to certificate if there are indigenous communities present in the area. If the Ministry confirms presence of such communities, Contractor must develop the prior consultation process with the communities. Once this has concluded, the contract will enter into exploratory phase 1 in which the commitments are: acquisition of 3D seismic, reprocessing of 3D seismic and drilling of 3 exploratory wells with an estimated amount of US$ 10.2 million.

Operations in Chile

Our Chilean assets currently give us access to 808,000 of gross exploratory and productive acres across 5 blocks in a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

Our Chilean blocks are located in the provinces of Ultima Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil and gas-producing area. As of December 31, 2019, the Magallanes Basin accounted for all of Chile’s oil and gas production. Although this basin has been in production for over 60 years, we believe that it remains relatively underdeveloped.

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

Highlights of the year ended December 31, 2019 related to our operations in Chile included:

•	Drilling of Jauke 2 gas well to a total depth of 9,686 feet in the Fell block, adding a new productive formation to the Jauke gas field;
•	New gas field discovery in the Fell block, following successful drilling of Jauke Oeste 1 exploration well;
•	Average net oil and gas production increased to 3,143 boepd in 2019 from 2,722 boepd in 2018;
•	Proved oil and gas reserves increased by 6% to 7.2 mmboe at year-end 2019, from 6.8 mmboe at year-end 2018 after producing 1.0 mmboe; and
•	Capital expenditures increased by 35% to US$10.7 million in 2019 from US$7.9 million in 2018.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2019.

	Gross
	acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest (1)	Partners (2)	Operator	(mmboe)	(boepd)	Basin	expiration year
Fell	367.8	100%	—	GeoPark	7.2	3,143	Magallanes	Exploitation: 2032
Tranquilo	92.4	100%	—	GeoPark	—	—	Magallanes	Exploitation: 2043
Isla Norte	97.7	60%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2020
								Exploitation: 2044
Campanario	144.2	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2021
								Exploitation: 2045
Flamenco	105.9	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2020
								Exploitation: 2044

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in such block.
(2)	Partners with working interests.

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km of 3D seismic surveys and drilled 119 exploration and development wells. In the year ended December 31, 2019, we produced an average of 3,143 boepd, in the Fell Block, consisting of 21% oil.

The Fell Block has an area of 367,800 gross acres (1,488 sq. km) and its center is located approximately 140 km northeast of the city of Punta Arenas. It is bordered on the north by the international border between Argentina and Chile and on the south by the Magellan Strait.

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

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The block covers approximately 105,900 gross acres (428 sq. km). In June 2013, we discovered a new oil and gas field in the block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. We have completed all the committed activities for the first exploration period under the CEOP governing the Flamenco Block.

On June 30, 2017, the Chilean Ministry accepted our proposal to extend the second exploratory period for an additional period of 18 months. As of the date of this annual report, US$2.1 million investment commitments related to this block (corresponding to one exploratory well) remain outstanding and will be entirely assumed by us. On December 20, 2018, we proposed to extend the second exploratory period for an additional period of 18 months, ending November 7, 2020. Our proposal was accepted by the Chilean Ministry in May 2019.

Isla Norte Block. We are the operator of and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 97,650 gross acres (395 sq. km). As of March 31, 2019, we had completed 100% of the committed 350 sq. km of 3D seismic surveys and drilled one exploratory well, which represents the first oil discovery within the block. As of the date of this annual report, outstanding investment commitments of US$2.9 million related to this block correspond to two exploratory wells. On December 20, 2018, we proposed to extend the second exploratory period for an additional period of 18 months, ending November 7, 2020. Our proposal was accepted by the Chilean Ministry in May 2019.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 144,150 gross acres (583 sq. km). As of March 31, 2019, we had completed 100% of the committed 578 sq. km of 3D seismic surveys and have also drilled five exploratory wells, including the Primavera Sur 1 well that marks the first discovery of an oil field on the Campanario Block in addition to one development well. On December 20, 2018, we proposed to extend the second exploratory period for an additional period of 18 months, ending January 11, 2021. Our proposal was accepted by the Chilean Ministry in May 2019. On November 21, 2019, we proposed to the Ministry of Energy the reduction of the outstanding commitments to two deeper exploratory wells, for an amount of US$ 5.0 million. On March 17, 2020 our proposal was accepted by the Chilean Ministry.

The drilling campaign relating to the committed wells of Flamenco, Isla Norte and Campanario Blocks started in February 2020.

Tranquilo Block. We completed a seismic program consisting of 163 sq. km of 3D seismic and 371 sq. km of 2D seismic survey work, and drilled four wells, including the Palos Quemados and Marcou Sur well. We discovered gas in the El Salto formation of the Palos Quemado well. At the Palos Quemados well, we completed a 22‑week commercial feasibility test aimed at defining its productive potential. As the test was not conclusive, we were granted permission by the Chilean Ministry of Energy to extend the testing period for an additional six months. Upon such testing period, we kept 4 provisional protection areas, which enabled continued analysis of the area prior the declaration of its commercial viability for a period of 5 years. In 2019, we increased our working interest to 100%, after the approval of the agreement with Pluspetrol by the Ministry of Energy in July 2019.

Operations in Brazil

Our Brazilian assets currently give us access to 68,600 of gross exploratory and productive acres across 7 blocks (6 exploratory blocks and the BCAM‑40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2019 related to our operations in Brazil included:

•	Beginning of long-term testing activities in the Praia dos Castelhanos 1 well in the REC-T-128 Block in the third quarter of 2019;

•

Acquisition of four new attractive low-risk, low-cost blocks in Brazil (REC-T-58, REC-T-67, REC-T-77 and POT-T-834 Blocks), strengthening our existing portfolio in the Recôncavo and Potiguar basins and adjacent to existing producing fields;

•	An average net oil and gas production of 2,191 boepd (97% gas) in the year ended December 31, 2019, as compared to 2,925 boepd in 2018;
•	Proved oil and gas reserves decreased by 14% to 2.5 mmboe at year-end 2019, from 2.9 mmboe at year-end 2018 after producing 0.7 mmboe; and
•	Capital expenditures increased by 104% to US$4.7 million in 2019 from US$2.3 million in 2018.

The map below shows the location of our concessions in Brazil in which we have a current or future working interest:

(1)	We relinquished the REC-T-94, SEAL-T-268 and POT-T-747 Blocks in January 2020.

(2)

The PN-T‑597 Block is subject to an injunction and our bid for the concession has been suspended. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T‑597 Concession Agreement in Brazil may not close.”

(3)	The winning bids are subject to confirmation of qualification requirements by the ANP.

The following table sets forth information as of December 31, 2019 on our concessions in Brazil in which we have a current or future working interest:

	Gross acres					Net proved
	(thousand	Working				reserves	Production		Concession expiration
Concession	acres)	interest(1)		Partners	Operator	(mmboe)	(boepd)	Basin	year
REC-T 94 (5)	7.7	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2020
									Exploitation: 2047
POT-T 619	7.9	100%		—	GeoPark	—	—	Potiguar	Exploration: 2020
									Exploitation: 2045
PN-T-597(2)	188.7	100%		—	GeoPark	—	—	Parnaíba	—
SEAL-T-268 (5)	7.8	100%		—	GeoPark	—	—	Sergipe Alagoas	Exploration: 2020
									Exploitation: 2047
REC-T-128	7.6	70%		Geosol	GeoPark	—	27	Recôncavo	Exploration: 2020
									Exploitation: 2047
POT-T-747 (5)	6.9	70%		Geosol	GeoPark	—	—	Potiguar	Exploration: 2020
									Exploitation: 2045
POT-T-785	7.9	70	%(3)	Geosol	GeoPark	—	—	Potiguar	Exploration: 2023
									Exploitation: 2050
REC-T 58 (4)	7.8	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2025
									Exploitation:2052
REC-T 67 (4)	7.7	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2025
									Exploitation:2052
REC-T 77 (4)	7.7	100%		—	GeoPark	—	—	Recôncavo	Exploration: 2025
									Exploitation:2052
POT-T 834 (4)	7.5	100%		—	GeoPark	—	—	Potiguar	Exploration: 2025
									Exploitation:2052
Manati	22.8	10%		Petrobras; Enauta; PetroRio	Petrobras	2.5	2,164	Camamu-Almada	Exploitation: 2029

(1)

Working interest corresponds to the working interests held by our respective subsidiaries, net of any working interests held by other parties in such concession. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T‑597 Concession Agreement in Brazil may not close.”

(2)

PN-T‑597 Block subject to the entry into the concession agreement by the ANP and absence of any legal impediments to signing. As of the date of this annual report, confirmation remains subject to final signing and local authority approval. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T‑597 Concession Agreement in Brazil may not close.”

(3)	A 30% working interest of proposed partners is subject to ANP approval.
(4)	As of December 31, 2019, the winning bids were subject to confirmation of qualification requirements by the ANP. The concessions agreements were signed in February 2020.
(5)	Relinquished in January 2020.

Manati Field

As a result of the Rio das Contas acquisition, we have a 10% working interest in the BCAM‑40 Concession, which originally included an interest in the Manati Field, which is located in the Camamu-Almada Basin. Petrobras is the operator of, and has a 35% working interest in, the BCAM‑40 Concession, which covers approximately 22,784 gross acres (92.2 sq. km). In addition to us, Petrobras’ partners in the block are PetroRio S.A. and Enauta Energia S.A. (Enauta), with 10%

and 45% working interests, respectively. Petrobras operates the BCAM‑40 Concession pursuant to a concession agreement with the ANP, executed on August 6, 1998. See “—Significant Agreements—Brazil—Overview of concession agreements—BCAM‑40 Concession Agreement.” In September 2009, Petrobras announced the relinquishment of BCAM‑40’s exploration area within the concession to the ANP, except for the Manati Field.

The Manati Field is located 65 km south of Salvador, offshore at a water depth of 35 meters. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2019, 11 wells had been drilled in the Manati Field, 6 of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below).

In 2019 we executed the 13th Amendment to the Petrobras Gas Sales Agreement adjusting the daily contractual delivery to be valid and in force as from 2020 and adjusting the total volume to be produced until the abandonment of the field.

Some environmental licenses related to operation of the Manati Field production system and natural gas pipeline were expired until October 2019. However, the operator submitted a request for renewal of those licenses and the Federal Environmental Agency renewed the licenses for a ten-year period.

REC-T 94 Concession

In the REC-T 94 we committed R$17.6 million (approximately US$ 4.4 million, at the December 31, 2019 exchange rate of R$4.03 to US$1.00) during the first exploratory period consisting of drilling two exploratory wells and 31 sq. km of 3D seismic surveys.

During the year 2014 we executed a 3D seismic survey. Seismic data interpretation in 2015 and 2016 defined two well locations, one of which was drilled in 2017. There is no pending commitment as of the date of this Annual Report. In January 2020 we relinquished the block to the ANP.

POT-T 619 Concession

In the POT-T 619 Concession we committed investments of R$2.3 million (approximately US$0.6 million at the December 31, 2019 exchange rate of R$4.03 to US$1.00) during the first exploratory period, equivalent to 46 km of 2D seismic work.

During the year 2014 we executed a 2D seismic survey. Seismic data processing was concluded in 2015. After seismic interpretation, we decided to continue to the second exploratory period in September 2016, which lasts for two years with a commitment to drill one exploratory well. The well was drilled during 2018 and was abandoned. There is no pending commitment as of the date of this annual report.

PN-T‑597 Concession

The Parnaiba Basin, which covers an area of approximately 148 million gross acres (600,000 sq. km), is a basin with large underexplored areas. As of December 31, 2019, the basin had two fields in production in the basin.

In the PN-T‑597 Concession we committed R$7.7 million (approximately US$1.9 million, at the December 31, 2019 exchange rate of R$4.03 to US$1.00) for the first exploratory period, equivalent to 180 km of 2D seismic.

The exploratory phase for this concession is divided into two exploratory periods. Given that Parnaiba Basin is considered as a “new frontier” area by the ANP, the first exploratory period lasts four years, and the second exploratory period, which is optional, can last for up to two years.

PN-T‑597 Block is subject to the entry into the concession agreement by the ANP and the absence of any legal impediments to signing. As of the date of this annual report, confirmation remains subject to final signing and local authority approval.  See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The PN-T‑597 may not close” and “—D. Risk factors—Risks relating to the countries in which we operate—Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future” for more information.

SEAL-T‑268 Concession

In the SEAL-T‑268 Concession we committed R$1.6 million (approximately US$0.4 million, at the December 31, 2019 exchange rate of R$4.03 to US$1.00) for the first exploratory period. The exploratory phase for this concession is divided into two exploratory periods, the first lasting three years, and the second, which is optional, could last for up to two years. During 2016, an electromagnetic survey acquisition of 70 stations and reprocessing of 58 km of vintage 2D seismic was performed and, after ANP approval of the extension of the first exploratory phase, we fulfilled the remaining committed work program. In January 2020 we relinquished the block to the ANP.

POT-T‑747 Concession

The POT-T‑747 block is located in the Potiguar Basin and encompasses an area of 6,900 acres (28 sq. km). Since 2017, 3D seismic has been reprocessed and two wells have been drilled in the POT-T‑747 block, which have been abandoned. All the commitments were fulfilled as of the date of this annual report. We relinquished the POT-T-747 block to the ANP in January 2020.

REC-T‑128 Concession

The block REC-T‑128 was bid for in partnership with Geosol with a 70% working interest for us and 30% working interest for Geosol. The total commitment to the ANP was R$10.7 million (approximately US$2.7 million at the December 31, 2019 exchange rate of R$4.03 to US$1.00) during the first exploratory period and consists of acquiring 9 km2 of 3D seismic, drilling one well and performing geochemical analysis at two geological levels.

During 2018, 3D reprocessing was performed in the REC-T‑128 block and we also drilled the Praia dos Castelhanos 1 exploration well that is currently under a long-term testing. As of December 31, 2019, the estimated remaining commitment amounts to US$1.3 million.

POT-T‑785 Concession

The POT-T‑785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras. Total commitment to the ANP was R$1.2 million (US$0.3 million, at the December 31, 2019 exchange rate of R$4.03 to US$1.00) during the first exploratory period and is equivalent to acquiring 4 km2 of 3D seismic and performing geochemical analysis before January 29, 2023. As of December 31, 2019, the estimated remaining commitment in the POT-T‑785 block amounts to US$0.1 million.

ANP’s First Open Acreage Bid Round

During ANP’s First Open Acreage Bid Round held in September 2019, we were awarded four exploratory blocks, one in the Potiguar Basin  (Block POT-T-834) and three on the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). The Concession Agreements were executed on February 2020. As of December 31, 2019, the estimated remaining commitment in the blocks amounted to US$0.6 million consisting of 3D seismic and electromagnetic survey before February 14, 2025.

Operations in Peru

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the acquisition of Morona Block in a joint operation with Petroperu.

The Morona Block has DeGolyer and MacNaughton certified net proved reserves of 19.2 mmboe as of December 31, 2019, composed of 100% oil.

The map below shows the location of the Morona Block in Peru.

The table below summarizes information about the block in Peru as of and for the year ended December 31, 2019.

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Expiration
Block	acres)	interest(1)	Partner	Operator	(mmboe)	(boepd)	Basin	concession year
Morona	1,881	75%	Petroperu	GeoPark	19.2	—	Marañon	20 years from EIA’s approval

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

On October 1, 2014, we entered into an agreement to acquire a 75% working interest in the Morona Block in Northern Peru. As stated above, this agreement includes a work program to be executed by us. This program includes 3 phases, and we may decide whether to continue or not at the end of each phase. On December 1, 2016, through Supreme Decree N° 031‑2016‑MEN, the Peruvian government approved the amendment to the License Contract of Morona Block appointing GeoPark as operator and holder of 75% of the License-Contract.

The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35‑36° API oil each) and by 3D seismic. In addition to the Situche Central field, the Morona Block has a large exploration potential with several high impact prospects and plays. The Morona Block includes geophysical surveys of 2,783 km (2D seismic) and 465 sq. km (3D seismic), and an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 40 years, and there exist ongoing association agreements and cooperation projects with the local communities.

The expected work program and development plan for the Situche Central oil field is to be completed in three stages.

The goal of the initial two stages is to start production from the two wells already drilled in the field, in order to determine the most effective overall development plan and to begin to generate cash flow. These initial stages require an investment of approximately US$100 million to US$150 million and are expected to be completed after the approval of the  environmental impact assessment (EIA). We have committed to carry Petroperu, by paying its portion of the required investment in these initial phases. In addition, we are required to cover any capital or operational expenditures of Petroperu associated with the project until December 31, 2020. We expect these expenditures to be substantially reimbursed by Petroperu from revenues associated to future sales. The beginning of such activities is subject to the approval of an environmental impact assessment by the Peruvian environmental authority.

In June 2019, we withdrew our EIA application, as the Peruvian government has not determined whether a prior consultation process is needed for deforestation. As a result, Petroperu has granted us, effective June 15, 2019 and until the Peruvian government reaches a final determination regarding the prior consultation process, a force majeure relief of our obligations.

The third stage, which will be initiated once production has been established, is expected to focus on carrying out the full development of the Situche Central field, including transportation infrastructure.

The exploratory program entails drilling one exploratory well. Exploratory program capital expenditures will be borne exclusively by us. We do not expect significant capital expenditures in 2020 for the Morona Block .

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

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2019.

BOLIVIA
CHILE
PARAGUAY
BRAZIL
ARGENTINA
URUGUAY
Los Parlamentos
Sierra del Nevado
CN-V
Puelen
Aguada Baguales
El Porvenir
Puesto Touquet

The table below summarizes information about the blocks in Argentina in which we have working interests as of and for the year ended December 31, 2019.

	Gross
	acres			Net proved
	(thousand	Working		reserves	Production		Expiration
Block	acres)	interest (1)	Operator	(mmboe)	(boepd)	Basin	concession year
Puelen	260.2	18%	Pluspetrol	—	—	Neuquén	Exploration: 2020 (2)
Sierra del Nevado	1,399.4	18%	Pluspetrol	—	—	Neuquén	Exploration: 2019 (2)
Aguada Baguales	44.0	100%	GeoPark	2.7	1,277	Neuquén	Exploitation: 2025
Puesto Touquet	34.2	100%	GeoPark	0.8	569	Neuquén	Exploitation: 2027
El Porvenir	58.9	100%	GeoPark	0.6	562	Neuquén	Exploitation: 2025
CN-V	57.2	50%	Wintershall	—	—	Neuquén	Exploration: 2021
Los Parlamentos	330.9	50%	YPF	—	—	Neuquén	Exploration: 2021

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	We are planning to relinquish these blocks during 2020.

Highlights of the year ended December 31, 2019 related to our operations in Argentina included:

•	An average net oil and gas production of 2,408 boepd in the year ended December 31, 2019, as compared to 1,835 boepd in 2018;
•	Proved oil and gas reserves decreased by 20% to 4.1 mmboe at year-end 2019, from 5.1 mmboe at year-end 2018 after producing 0.8 mmboe and writing off CN-V block reserves; and
•	Capital expenditures increased by 111% to US$19.0 million in 2019 from US$9.0 million in 2018.

Neuquén blocks

On March 27, 2018, we acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquén Basin, for a total consideration of US$52 million, less a working capital adjustment of US$3.1 million. The blocks include production facilities, such as hydrocarbons treatment, storage, and delivery infrastructure.

In 2019 we drilled two development wells in El Porvenir Block in Challaco Bajo with lower results than expected. Also, in 2019 we drilled the Aguada Baguales Sur 1 exploration well in the Aguada Baguales Block with stable production levels as of the date of this annual report.

Los Parlamentos Block Farm-in Agreement

In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF, the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operationship of the block and we assumed a commitment which includes two exploratory wells and additional 3D seismic, that amounts to US$6 million at our working interest, for the first exploratory period ending on October 30, 2021.

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

We have committed to a minimum aggregate investment of US$6.2 million for our working interest, which includes the work program commitment on both blocks during the first three years of the exploratory period. As of December 31, 2019, we fulfilled the commitments in the Puelen and Sierra del Nevado Blocks and we are planning to relinquish them in 2020.

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

During 2017, we drilled the first exploratory well, Rio Grande Oeste 1, which resulted in the discovery of Rio Grande Oeste oil field. During 2018, we drilled the second exploratory well, Rio Grande Este 1, which was written off in 2019 after poor performance and no additional work will be performed. With these investments GeoPark Argentina has fulfilled the initial commitment of US$10 million and the operation of the block was transferred to Wintershall. As of the date of this annual report, we fulfilled the remaining commitment in the CN-V block.

Operations in Ecuador

The map below shows the location of the blocks in Ecuador in which we have working interests as of December 31, 2019.

The table below summarizes information about the blocks in Ecuador in which we have working interests as of December 31, 2019.

	Gross
	acres			Net proved
	(thousand	Working		reserves	Production		Expiration
Block	acres)	interest (1)	Operator	(mmboe)	(boepd)	Basin	concession year
Espejo	15.7	50%	GeoPark	—	—	Oriente	Exploration: 2023
							Exploitation: 2043
Perico	17.7	50%	Frontera	—	—	Oriente	Exploration: 2023
							Exploitation: 2043

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Highlights of the year ended December 31, 2019 related to our operations in Ecuador included:

•	Award of the Espejo and Perico Blocks in the Intracampos bid round in March; and
•	Capital expenditures of US$0.5 million;

Espejo and Perico blocks

On May 22, 2019, we signed final participation contracts for the Espejo and Perico Blocks which were awarded to us in the Intracampos Bid Round held in Quito, Ecuador in March 2019. We are the operator of the Espejo Block with a 50% working interest and Frontera is the operator of the Perico Block with 50% working interest. We assumed a commitment of carrying out 3D seismic and drilling four exploration wells in the Espejo Block for an estimated amount of US$17.6 million during the first exploratory period ending June 17, 2023 and drilling four exploratory wells in the Perico Block for an estimated amount of US$12.1 million during the first exploratory period ending June 16, 2023.

Oil and natural gas reserves and production

Overview

We have achieved consistent growth in oil and gas reserves from our investment activities since 2006, when we began production in the Fell Block in Chile, followed by successful acquisition, exploration and development activities in other countries in which we have a presence, including Colombia, Brazil, Argentina, Peru and Ecuador.

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2019, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2019
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	39.4	2.3	39.8	99%
Chile	0.9	14.4	3.3	27%
Argentina	1.7	5.8	2.6	65%
Brazil	—	14.9	2.5	—%
Total net proved developed	42.0	37.4	48.2	87%

Net proved undeveloped
Colombia	51.2	—	51.2	100%
Chile	2.8	6.4	3.9	72%
Argentina	1.4	0.4	1.5	93%
Peru	19.2	—	19.2	100%
Total net proved undeveloped(2)	74.6	6.8	75.8	98%

Total net proved (Colombia, Chile, Peru, Argentina and Brazil)	116.6	44.2	124.0	94%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	We plan to put 87% of our reported 2019 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 124.0 mmboe at December 31, 2019, compared to net proved reserves of 108.4 mmboe as of December 31, 2018.

The 14% increase in net proved reserves in 2019, not including annual production, is mainly attributable to:

•	A technical revision of the expected results of future wells in Jacana and Tigana fields in the Llanos 34 Block that resulted in an increase of 12.3 mmboe.
•

Better than expected performance from existing wells from the Tigana and Jacana fields in the Llanos 34 Block, which added 6.4 mmboe, from the Aguada Baguales field which added 0.4 mmboe, from the Yagan Norte, Konawentru, Alakaluf,Yagan, Pampa Larga, Ache and Monte Aymond fields in the Fell Block which added an aggregate of 0.7 mmboe and from the Manati field which added 0.3 mmboe.

•

Extensions and discoveries that resulted in an increase of 9.1 mmboe due to the Tigana and Jacana appraisal wells and the Guaco oil field discovery in Llanos 34 Block, the Jauke gas field discovery in the Fell Block and the gas discovery of the Une Formation in the Llanos 32 Block.

•	An increase of 0.8 mmboe resulting from a change in proved oil reserves estimates resulting from an updated geological model for the Situche field in the Morona Block.
•	An increase of 0.2 mmboe due to better well types for the Kiaku, Loij and Konawentru oil fields in the Fell Block.

This was partially offset by:

•	Lower average prices in Colombia and Argentina, resulting in a 0.7 mmboe decrease.
•	Lower than expected performance from existing wells in the Fell Block (mostly associated with an increase of water production in Ache Field), resulting in a 0.4 mmboe decrease.
•	A decrease of 0.2 mmboe due to an unsuccessful well drilled in Challaco Bajo field.

During the year ended December 31, 2019, we had 11.0 mmboe of our proved undeveloped reserves from December 31, 2018 converted to proved developed reserves due to development drilling in the Jacana and Tigana oil fields in the Llanos 34 Block. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2019, 2018 and 2017, please see Table 5 included in Note 39 (unaudited) to our Consolidated Financial Statements.

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

Independent reserves engineers

Reserves estimates as of December 31, 2019 for Colombia, Chile, Brazil, Argentina and Peru included elsewhere in this annual report are based on the D&M Reserves Report, dated February 18, 2020 and effective as of December 31, 2019. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

The D&M Reserves Report covered 100% of our total reserves. In connection with the preparation of the D&M Reserves Report, DeGolyer and MacNaughton prepared its own estimates of our proved reserves. In the process of the reserves evaluation, DeGolyer and MacNaughton did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of DeGolyer and MacNaughton that brought into question the validity or sufficiency of any such information or data, DeGolyer and MacNaughton did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. DeGolyer and MacNaughton independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4‑10(a)(2) of Regulation S-X. DeGolyer and MacNaughton issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and DeGolyer and MacNaughton used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Proved undeveloped reserves

As of December 31, 2019, we had 75.8 mmboe in proved undeveloped reserves, an increase of 8.8 mmboe, or 13%, over our December 31, 2018 proved undeveloped reserves of 67.0 mmboe. Changes for the year ended December 31 2019, include (i) an increase of 7.2 mmboe in Colombia due to the Tigana and Jacana appraisal wells, and the Guaco and Azogue field discoveries; (ii)  an increase of 12.4 mmboe due to the better than expected performance from existing wells from the Tigana and Jacana fields in the Llanos 34 Block in Colombia; (iii) an increase of 0.8 mmboe due to an updated geological model for the Situche field in the Morona Block in Peru partially offset by a removal of 0.2 mmboe of proved undeveloped reserves related to a worse than expected performance in the Fell Block in Chile; (iv) a decrease of 0.4 mmboe in Argentina due to an unsuccessful well in the Challaco field and (v) a decrease in reserves of 11.0 mmboe in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in the Llanos 34 Block.

Of our 75.8 mmboe of net proved undeveloped reserves, 51.2 mmboe (68%), 3.9 mmboe (5%), 1.5 mmboe (2%) and 19.2 mmboe (25%) were located in Colombia, Chile, Argentina and Peru, respectively.

During 2019, we incurred approximately US$41.3 million in capital expenditures to convert such proved undeveloped reserves to proved developed reserves,  of which approximately US$36.7 million and US$4.6 million were made in Colombia and Argentina, respectively.

No net proved undeveloped reserves were located in Brazil as of December 31, 2019.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2019.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2018	67.0
(All amounts shown in mmboe)

Plus: Extensions, discoveries and acquisitions:
-Colombia	7.2
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(11.0)
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	12.4
-Chile	(0.2)
-Peru	0.8
-Argentina	(0.4)
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2019	75.8

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2019, 2018 and 2017.

	Average daily production(1)
	As of December 31,
	2019				2018				2017
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina(3)	Colombia	Chile	Brazil
Oil production
Average crude oil production (bopd)	32,127	656	57	1,603	28,421	782	42	1,202	21,718	1,000	42
Average sales price of crude oil (US$/bbl)	50.4	56.2	70.3	53.1	52.6	62.3	79.1	65.0	36.1	45.7	60.1
Natural Gas production
Average natural gas production (mcfpd)	1,063	14,917	12,806	4,834	740	11,640	17,300	3,796	414	11,317	17,209
Average sales price of natural gas (US$/mcf)	5.7	4.2	5.1	3.4	2.6	5.4	5.0	5.0	5.9	4.5	5.8
Oil and gas production cost
Average operating cost (US$/boe)	5.4	17.7	5.6	26.7	5.6	22.8	6.1	31.2	5.6	20.3	7.8
Average royalties and Other (US$/boe)	5.0	1.1	2.5	6.5	6.3	1.6	2.9	7.5	3.2	1.4	3.2
Average production cost (US$/boe)(2)	10.4	18.9	8.1	33.2	11.9	24.4	9.0	38.7	8.8	21.7	11.0

(1)

We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.

(2)	Calculated pursuant to FASB ASC 932.
(3)	We acquired the Neuquén Blocks in March 2018. Production figures do not include production prior to their acquisition by us.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2019, 2018 and 2017.

	2019		2018		2017
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	5,205	—	4,748	—	2,767	—
Jacana oil field(1)	3,716	—	3,051	—	2,566	—
Rest of Colombia	1,657	719	1,590	—	1,870	—
Chile	188	5,167	280	3,703	347	3,745
Brazil	11	4,279	15	5,803	15	5,763
Argentina	565	1,355	470	1,071	—	—
Total	11,342	11,520	10,154	10,577	7,565	9,508

(1)

The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled as operators during the years ended December 31, 2019, 2018 and 2017.

	Exploratory wells(1)
	2019				2018				2017
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil
Productive(2)
Gross	4.0	1.0	1.0	1.0	9.0	1.0	1.0	—	5.0	1.0	—
Net	1.8	1.0	0.7	1.0	4.1	1.0	0.7	—	2.3	1.0	—
Dry(3)
Gross	—	—	1.0	—	2.0	—	1.0	—	1.0	—	1.0
Net	—	—	1.0	—	1.5	—	1.0	—	0.5	—	1.0
Total
Gross	4.0	1.0	2.0	1.0	11.0	1.0	2.0	—	6.0	1.0	1.0
Net	1.8	1.0	1.7	1.0	5.6	1.0	1.7	—	2.8	1.0	1.0

(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled as operators during the years ended December 31, 2019, 2018 and 2017.

	Development wells
	2019				2018				2017
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil
Productive(1)
Gross	21.0	1.0	—	—	16.0	—	—	—	17.0	1.0	—
Net	9.5	1.0	—	—	7.2	—	—	—	7.7	1.0	—
Dry(2)
Gross	1.0	—	—	2.0	—	—	—	—	1.0	—	—
Net	0.5	—	—	2.0	—	—	—	—	0.5	—	—
Total
Gross	22.0	1.0	—	2.0	16.0	—	—	—	18.0	1.0	—
Net	10.0	1.0	—	2.0	7.2	—	—	—	8.2	1.0	—

(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Brazil, Argentina and Peru as of December 31, 2019.

	Acreage(1)
	Colombia	Chile	Peru	Brazil	Argentina
	(in thousands of acres)
Total developed acreage
Gross	15.5	6.2	—	4.1	9.0
Net	6.5	6.2	—	0.4	9.0
Total undeveloped acreage
Gross	1,013.8	801.8	1,881.0	283.9	2,175.8
Net	499.3	637.7	1,410.8	264.8	620.9
Total developed and undeveloped acreage
Gross	1,029.3	808.0	1,881.0	288.0	2,184.8
Net	505.8	643.9	1,410.8	265.2	629.9

(1)

Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 29, 2020. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Chile	Brazil	Argentina
Oil wells
Gross	139.0	20.0	1.0	142.0
Net	76.8	20.0	0.7	142.0
Gas wells
Gross	15.0	10.0	6.0	31.0
Net	1.7	10.0	0.6	31.0

(1)

Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

On January 16, 2020 we acquired the entire share capital of Amerisur, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos Basin) and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 38.1 to our Consolidated Financial Statements) and to pay any related fees and expenses, and (ii) for general corporate purposes.

On February 10, 2020, our board of directors approved a program to repurchase up to 10% of our shares outstanding or approximately 5,930,000 shares. The repurchase program began on February 11, 2020 and will expire on December 31, 2020. These transactions have no impact on our results.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil which is sold according to price formulas based on market reference indices (Brent price and Vasconia differential) and discounts that consider transportation costs and quality adjustments.

With the expiration of the obligation to sell all of our Colombian production to Trafigura at the well-head, in 2019 we have diversified our client base in Colombia, allocating sales on a competitive basis to leading industry participants, including traders and other producers. We have also expanded the delivery points we sell at by including both well-head deliveries and sales at various points in the Colombian pipeline system.

Our sales strategy is aimed at securing the highest available pricing for our production while securing a reliable and safe path to market. To that end, we focus on developing synergies and strategic partnerships with both clients and the national transport systems, in order to obtain a reduction in costs and increased revenues by making use of the best alternatives available. Such is the case of the implementation of an unloading facility at Jaguey Station in partnership with Oleoducto de Los Llanos (ODL) in 2015. This unloading facility is located 42 km away from the Llanos 34 block and allowed for reduced trucking distance and associated costs. Additionally, during 2019 we completed a project to connect the Llanos 34 Block to the ODL pipeline via a flowline. In the third quarter of 2019, we started sending our Jacana production volumes via this flowline to the ODL pipeline, eliminating trucking for that portion of our production and allowing further cost efficiencies and increased operational reliability. During 2019, we also filed permit applications to convert the flowline to a pipeline which will allow us to connect it to other fields in the Llanos 34 Block and to transport third party crudes.

If we were to lose any of our customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes in a very short period of time.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2019 we sold 100% of our oil production in Chile to ENAP and 100% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 2% and 3%, respectively, of our total revenues in the same period.

On April 21, 2017, we renewed our sales agreement with ENAP. As part of this agreement, ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically revise the agreement every year to reflect changes in the global oil market and make certain adjustments based on ENAP’s expenses related to storage at the Gregorio Terminal. During the fourth quarter or 2019, we extended our sales agreement with ENAP to cover the full year 2020.

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

In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Under the agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us. In 2018, due to the decline in gas production, the commitment was reduced to 315,000 SCM/d. We also hold an option to deliver up to 15% above this volume. In 2019, we amended the gas supply agreement with Methanex to increase the purchase commitment up to 460,000 SCM/d of gas to accommodate increased production from our successful drilling in the Jauke project.

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

Brazil

Our production in Brazil consists of natural gas, condensate and crude oil. Natural gas production is sold through a long-term, extendable agreement with Petrobras, which provides for the delivery and transportation of the gas produced in the Manati Field to the EVF gas treatment plant in the State of Bahia. The contract is in effect until delivery of the maximum committed volume or June 2030, whichever occurs first. The contract allows for sales above the maximum committed volume if mutually agreed by both seller and buyer. The price for the gas is fixed in reais and is adjusted annually in accordance with the Brazilian inflation index. In July 2015, we signed an amendment to the existing Gas Sales Agreement with Petrobras that covers 100% of the remaining gas reserves in the Manati Field.

The Manati Field is developed via a PMNT‑1 production platform, which is connected to the Estação Vandemir Ferreira, or EVF, gas treatment plant through an offshore and onshore pipeline with a capacity of 335.5 mmcfpd (9.5 mm3 per day). The existing pipeline connects the field’s platform to the EVF gas treatment plant, which is owned by the field’s current concession holders. During 2015, in order to improve the field gas recovery and production, Manatì’s consortium built an onshore compression plant that started operating in August 2015, which allowed us to classify all existing proved undeveloped reserves as proved developed as of December 31, 2016.

The BCAM‑40 Concession, which includes the Manati Field, also benefits from the advantages of Petrobras’ size. As the largest onshore and offshore operator in Brazil, Petrobras has the ability to mobilize the resources necessary to support its activities in the concession.

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. The agreement is valid through December 31, 2020 and can be renewed upon an amendment signed by Petrobras and the seller.

Our crude oil production in the Recôncavo Basin is sold to local customers in the states of Bahia and Espirito Santo. The production is either lifted by the client at the well-head or delivered by us at their facilities. All volumes are transported via trucks.

Peru

In Peru, oil production is generally traded on a free market basis and commercial conditions generally follow international markers, normally WTI and Brent. As per the Joint Operating Agreement executed with Petroperu, Petroperu has the first option to acquire oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

Future production in the Morona Block is expected to be transported through the existing North Peruvian Pipeline to be sold to the domestic or export markets at the Bayovar port. The North Peruvian Pipeline and the Bayovar port are owned and operated by Petroperu, and regulated and supervised by Osinergmin, the regulatory body in the hydrocarbons sector. Transportation rates are negotiated with Petroperu. However, if an agreement cannot be reached between Petroperu and us, transportation rates will be determined by Osinergmin. The North Peruvian pipeline transported an average of 12,000 bopd in the first 9 months of 2019. During 2019 there have been periods when the pipeline interrupted the transport service due to either operational contingencies or social conflicts. See “Item 3. Risk factors—Risks relating to our business—Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production” and “Item 3. Risk factors—Risks relating to our business—Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.”

Argentina

Since 2018, all the gas produced in Argentina is sold to Grupo Albanesi, a leading Argentine privately held conglomerate focused on the energy market that offers natural gas and power supply and transport services to its customers. We have an annual agreement in effect from May 2019 through April 2020. According to local practices, gas is sold in annual agreements going from May to April of each year. There is an ample availability of buyers in the Argentine gas market that could purchase our gas.

Our oil sales in Argentina are diversified across clients and delivery points. 42% of our production in Argentina (2% of consolidated revenues) is sold locally in the Neuquén Province and delivered at well-head. The remaining 58% (3% of consolidated revenues) is sold to major refineries in Argentina and delivered through pipeline. As usual in the local market, the sales agreements are executed for short-term renewable periods from one to three months.

Ecuador

Ecuador has a well-developed crude oil market with broad access to international markets and an extensive pipeline transportation system. Future production from our recently acquired blocks in Ecuador is expected to be sold at the Esmeraldas port and linked to international benchmarks, namely Brent or WTI. We expect to transport our production on the Ecuadorean existing pipeline system which has available capacity and competitive tariffs.

Significant Agreements

Colombia

E&P Contracts

We have entered into E&P contracts granting us the right to explore and operate, as well as working interests in nine blocks in Colombia. These E&P contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P Contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

Pursuant to our E&P contracts, we are required, as are all oil and gas companies undertaking exploratory and production activities in Colombia, to pay a royalty to the Colombian government based on our production of hydrocarbons, as of the time a field begins to produce. Under Law 756 of 2002, as modified by Law 1530 of 2012, the royalties we must pay in connection with our production of light and medium oil are calculated on a field-by-field basis. See Note 33.1 to our Consolidated Financial Statements.

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

On September 19, 2019 the additional exploration period of the Llanos 34 Block E&P Contract ended (the E&P contract provides for two optional exploratory phases of 18 months each, in which the operator carries out exploratory activities in order to retain areas to explore) with an exploitation program in execution over certain areas. The E&P contract also provides for a six-year exploration period consisting of two three-year phases,  prior to the additional exploratory period mentioned before. It also provides for a 24‑year exploitation period for each commercial area, which begins on the date on which such area is declared commercially viable. The exploitation period may be extended for periods of up to 10 years at a time if certain conditions are met. The extension may be discretionally granted by the ANH. We have presented a declaration of commerciality for the Max, Túa, Tarotaro, Tigana, Jacana, Chachalaca, Tilo, Chiricoca, and Jacamar fields and an evaluation program for the Guaco field.

Pursuant to the Llanos 34 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Llanos 34 Block. See Note 33.1 to our Consolidated Financial Statements.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P Contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Llanos 34 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. See Note 33.1 to our Consolidated Financial Statements.

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012 (the “Winchester Stock Purchase Agreement”), we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. Once the maximum earn-out amount is reached, we pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2019, we accrued and paid US$24.7 million and US$18.2 million with regards to this agreement.

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

Fell Block CEOP. On November 5, 2002, we acquired a percentage of rights and interests of the CEOP for the Fell Block with Chile, or the Fell Block CEOP, and on May 10, 2006, we became the sole owners, with 100% of the rights and interest in the Fell Block CEOP. Chile had originally entered into a CEOP for the Fell Block with ENAP and Cordex Petroleum Inc., or Cordex, on April 29, 1997, which had an effective date of August 25, 1997. The Fell Block CEOP grants us the exclusive right to explore and exploit hydrocarbons in the Fell Block and has a term of 35 years, beginning on the effective date. The Fell Block CEOP provided for a 14‑year exploration period, composed of numerous phases that ended in 2011, and an up-to‑35‑year exploitation phase for each field.

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, we, together with ENAP, signed 3 new CEOPs for the Isla Norte, Campanario and Flamenco Blocks, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 32 years, with an initial exploration phase which last for 7 years, including a first exploration period of 3 years in which we are committed to developing several exploration activities including 1,500 sq.  km of 3D seismic registration, and the drilling of 21 exploratory wells.

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

LGI Termination Agreement

Pursuant to the sale and purchase agreement entered into on November 28, 2018 (the “LGI Termination Agreement”), we agreed to pay LGI a total consideration of up to US$126 million for its entire equity interest in GeoPark Chile, GeoPark TdF and GeoPark Colombia. The acquisition price includes a fixed payment of US$81 million paid at closing, plus two equal installments of US$15 million each, to be paid in June 2019 and June 2020, respectively, and three contingent payments of US$5 million each, which could accrue over the next three years, subject to certain production thresholds being exceeded in the Llanos 34 Block. As of the date of this annual report, the first installment of US$15 million has already been paid, and the production threshold corresponding to the first contingent payment of US$5 million was not exceeded and therefore no payment was made.

As a consequence of the LGI Termination Agreement we have become sole shareholder of the entities referred to above. See “Item 7. Major Shareholders and Related Parties—B. Related Party Transactions—LGI Termination Agreement.”

Brazil

Overview of concession agreements

The Brazilian oil and gas industry is governed mainly by the Brazilian Petroleum Law, which provides for the granting of concessions to operate petroleum and gas fields in Brazil, subject to oversight by the ANP. A concession agreement is divided into two phases: (1) exploration and (2) development and production. The exploration phase, which is further divided into two subsequent exploratory periods, the first of which begins on the date of execution of the concession agreement, can last from three to eight years (subject to earlier termination upon the total return of the concession area or the declaration of commercial viability with respect to a given area), while the development and production phase, which begins for each field on the date a declaration of commercial viability is submitted to the ANP, can last up to 27 years. Upon each declaration of commercial viability, a concessionaire must submit to the ANP a development plan for the field within 180 days. The concessions may be renewed for an additional period equal to their original term if renewal is requested with at least 12 months’ notice and provided that a default under the concession agreement has not occurred and is then continuing. Even if obligations have been fulfilled under the concession agreement and the renewal request was appropriately filed, renewal of the concession is subject to the discretion of the ANP.

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

BCAM‑40 Concession Agreement. On August 6, 1998, the ANP and Petrobras executed the concession agreement governing the BCAM‑40 Concession, or the BCAM‑40 Concession Agreement, following the first round of bidding, referred to as Bid Round Zero, under the regime established by the Brazilian Petroleum Law. The exploitation phase will end in November 2029. On September 11, 2009, Petrobras announced the termination of BCAM‑40 Concession’s exploration phase and the return of the exploratory area of the concession to the ANP, except for the Manati Field and the Camarão Norte Field.

Under the BCAM‑40 Concession Agreement, the ANP is entitled to a monthly royalty payment equal to 7.5% of the production of oil and natural gas in the concession area. In addition, in case the special participation fee of 10% shall be applicable for a field in any quarter of the calendar year, the concessionaire is obliged to make qualified research and development investments equivalent to one percent of the field’s gross revenue. Area retention payments are also applicable under the concession agreement. We acquired Rio das Contas’ 10% participation interest in the BCAM‑40 Concession on March 31, 2014.

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

BCAM‑40 Consortium Agreement

On January 14, 2000, Petrobras, Queiroz Galvão Perfurações (now Enauta) and Petroserv entered into a consortium agreement, or the BCAM‑40 Consortium Agreement, for the performance of the BCAM‑40 Concession Agreement. Petrobras is the operator of the BCAM‑40 concession, with a 35% participation interest. Enauta, PetroRio and GeoPark Brazil have a 45%, 10% and 10% participation interest, respectively. The BCAM‑40 Consortium Agreement has a specified term of 40 years, terminating on January 14, 2040 and, at the time the obligations undertaken in the agreement are fully completed, the parties will have the right to terminate it. The BCAM‑40 Concession consortium has also entered into a joint operating agreement, which sets out the rights and obligations of the parties in respect of the operations in the concession.

Petrobras Natural Gas Purchase Agreement

Enauta, GeoPark Brazil, PetroRio and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by Enauta, GeoPark Brazil and PetroRio to Petrobras, in an amount of 812 billion cubic feet (“bcf”) over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’ receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

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

Peru

Morona Block

On October 1, 2014, we entered into an agreement with Petroperu to acquire an interest in and operate the Morona Block, located in Northern Peru. We assumed a 75% working interest of the Morona Block, with Petroperu retaining a 25% working interest. On December 1, 2016, through Supreme Decree N° 031‑2016‑MEN the Peruvian government approved the amendment to the License Contract of Block 64 (Morona Block) appointing GeoPark as operator and holder of 75% of the Contract.

In Peru, there is a 5‑20% sliding scale royalty rate, depending on production levels. Production less than 5,000 bopd is assessed at a royalty rate of 5%. For production between 5,000 and 100,000 bopd there is a linear sliding scale between 5% and 20%. Production over 100,000 bopd has a flat royalty of 20%.

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

Under the terms of our exploration permits and concession agreements, we are entitled to our proportionate share of the hydrocarbons production lifted from each block. The Province of Mendoza’s state-owned company, EMESA, has a 10% carried interest in each of the Puelen and Sierra del Nevado permits and any future exploitation concessions, while there is no governmental participation in the CN-V Block. During the term of our exploration permits, we are also required, under Argentine law, to pay a 15% royalty to the province on both oil and gas sales. In case we progress to an exploitation concession, the applicable royalty rate will reduce to a 12% royalty. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees. We are planning to relinquish the Puelen and Sierra del Nevado  blocks in 2020.

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

If and when we make a commercial discovery in one or more of our exploration permits, we will have the right to request and obtain an exploitation concession to produce hydrocarbons in the block for 25 years, with an optional extension of up to 10 years. We also receive the right to be granted a 35‑year oil transport concession to build and make use of pipelines or other transport facilities beyond the boundaries of the concession.

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

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Chile, the Republic of Chile grants such rights through a CEOP. In Colombia, the Republic of Colombia grants such rights through E&P contracts or contracts of association. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Brazil, the Federative Republic of Brazil grants such rights pursuant to concession agreements. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—Oil and natural gas companies in Colombia, Chile, Brazil, Argentina and Peru do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our CEOPs, E&P contracts, contracts of association, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, our primary customers are Trafigura and Ecopetrol, who represented 52% and 38% of our total revenues for the year ended December 31, 2019 respectively. In Chile, our primary customers are ENAP and Methanex. As of

December 31, 2019, ENAP purchased all of our Chilean oil and condensate production and Methanex purchased all of our natural gas production in Chile, and represented 2% and 3%, respectively, of our total revenues for the year ended December 31, 2019. In Brazil, all of our hydrocarbons in Manati are sold to Petrobras. In Argentina, most of the gas produced is sold to Grupo Albanesi and represented 1% of our total revenues. Our oil production in Argentina is split between local buyers in the Neuquén Province, delivered at well-head (2% of consolidated revenues) and major refineries, delivered through pipeline (3% of consolidated revenues). In Peru, our potential customers are local refineries (Petroperu or Repsol) or the export market. Petroperu, has the first option to acquire the oil produced by us in the Morona Block by matching any offer received by third parties regarding such production.

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

Our Environmental Policy

Our policy seeks to meet or exceed environmental regulations in the countries in which we operate. We believe that oil and gas can be produced in an environmentally responsible manner with proper care, understanding and management. Within our S.P.E.E.D. philosophy we have a team that is exclusively focused on securing the environmental authorizations and permits for the projects we undertake. This professional and trained team, specialized in environmental issues, is also responsible for the achievement of the environmental standards set by our Board of Directors and for training and supporting our personnel. Our senior executives, personnel in the field, visitors and contractors have also received training in proper environmental management.

Our Health and Safety Policy

We continue looking for the best tools to manage our health and safety policy. In 2018 we started the implementation of our program called SOS (Safety Operational Standards) that contributes to building best practices to control and minimize risks in our daily operations. We are focused on a medium-term vision of three years based on the following pillars: continuously update our SOS program, maintain our reputational crisis protocol, conduct prevention campaigns to control diseases, and HSE training and job safety analysis, among others.

As of December 31, 2019, over the last 12 months, our HSE development statistics workforce shows that Lost Time Injury Frequency (LTIF) was 0.61(out of every 1,000,000 worked hours), our Total Recordable Incident Rate (TRIR) was 1.84 (out of every 1,000,000 worked hours) and we had no fatal incidents related to operations in 2019.

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

Industry and regulatory framework

Colombia

Regulation of the oil and gas industry

The ANH is responsible for managing all exploration lands not subject to previously existing association contracts with Ecopetrol. The ANH began offering all undeveloped and unlicensed exploration areas in the country under E&P contracts and Technical Evaluation Agreements, or TEAs, which resulted in a significant increase in Colombian exploration activity and competition, according to the ANH. The ANH is also in charge of negotiating and executing contracts through “direct negotiation” mechanisms with attention to special conditions in the areas to be explored, however the ANH has not issued the regulation for such direct granting of contracts. The regulatory landscape in Colombia has recently changed. The regime for ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. Accord 008 of 2004 issued by the Directive Council of the ANH, as repealed and replaced by Accord 004 of 2012, sets forth the necessary steps for entering into E&P contracts with the ANH. This Agreement regulates E&P contracts entered into from May 4, 2012. E&P contracts entered into before that date are still regulated by Agreement 008 of 2004. Due to the oil price crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015. On May 18, 2017, the ANH issued Agreement 002, which repealed and replaced Agreement 004 of 2012 and transitory measures adopted in 2014 and 2015. Agreement 002 of 2017 established rules for the allocation of hydrocarbon areas and adopted criteria for the exploration and exploitation of hydrocarbons owned by Colombia, including the selection of contractors, and management, execution, termination, liquidation, monitoring, control and supervision of corresponding contracts. Agreement 002 of 2017 regulates contracts entered into from May 18, 2017. E&P contracts entered into before that date are still regulated by the Agreements under which they were executed.

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

Resolution 18‑1495 of 2009, modified by Resolution 40048 of 2015, establishes a series of regulations regarding hydrocarbon exploration and exploitation. In the E&P contracts, operators are afforded access to blocks by committing to an exploration work program. These E&P contracts provide companies with 100% of new production, less the participation of the ANH, which participation may differ for each E&P Contract and depends on the percentage that each company has offered to the ANH in order to be granted with a block, subject to an initial royalty payment of 8% and the payment of income taxes of 33%. In addition, the Colombian government also introduced TEAs, in which companies that enter into TEAs are the only ones to have the right to explore, evaluate and select desirable exploration areas by executing seismic and /or drilling stratigraphic wells and to propose work commitments on those areas, and have a preemptive right to enter into an E&P Contract, thereby providing companies with low-cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. A preemptive right is granted to convert the TEA into an E&P Contract. Exploration activities can only be carried out by the TEA contractor.

Pursuant to Colombian law, companies are obligated to pay royalties (a percentage of their production) to the ANH in kind or in money as per ANH’s instruction and pursuant to the E&P contracts, companies must pay the ANH an economic right called participating interest in the production, among other economic rights established in the E&P contracts (i.e. high price provision, technology transfer, use of the subsurface). Producing fields pay royalties in accordance with the applicable law at the time of the discovery.

Additionally, in February 2019 the ANH published the Terms of Reference for the Permanent Competitive Bidding Process (PCBP) in which initially 20 blocks were offered to interested qualified bidders. As a result of the first phase of this competitive process, we and Hocol S.A. (as a temporary union, which, under Colombian law, is allowed to act as a contractor in E&P contracts) executed three contracts with ANH on July 11, 2019 in the Llanos Basin as follows: LLA-86, LLA-87 and LLA-104. We are the operator of these three contracts. In the second phase of this competitive process, ANH offered more than 50 blocks and we and Hocol S.A., again as a temporary union, executed two contracts with ANH on December 20, 2019 in the Llanos Basin as follows: LLA-123 and LLA-124.  We also operate these contracts. Additionally, we have requested ANH for the assignment of fifty percent interest in LLA-94 block, operated by Parex. This contract was awarded to Parex in the first phase of the PCBP. This assignment is subject to ANH approval.

Taxation

The Tax Statute and Law 9 of 1991 provide the primary features of the oil and gas industry’s tax and exchange system in Colombia. Generally, national taxes under the general tax statute apply to all taxpayers, regardless of industry.

The main taxes currently in effect—after the December 2019 tax reform discussed below—are the income tax (40% for 2017, 37% for 2018 and 33% for 2019), sales or value added tax (19%), and the tax on financial transaction (0.4%).

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

In December 2019, a new tax reform was enacted in Colombia. The legislation included significant changes in corporate income tax, other taxes and tax-related matters (such as procedural rules and special regimes). This tax reform became effective on January 1, 2020.

The legislation included the progressive reduction of the general corporate income tax rate, previously set at 40% for 2017 and 37% for 2018 and 33% for 2019, as follows:

32% in 2020, 31% in 2021 and 30% in 2022 and onwards.

Other changes that could affect us are the following:

•	The withholding tax rate on dividends for non-resident shareholders was increased from 7.5% to 10%.
•	The presumptive taxable income tax rate was reduced from 1.5% to 0.5% in 2020 and 0% in 2021.
•

Regarding thin capitalization for income tax purposes, the maximum amount of intragroup debt for which interest can be deducted was reduced from 3 to 2 times the net equity of the taxpayer as of December 31 of the previous year.

•

Transfers of participations in foreign entities that represent indirect disposals of assets in Colombia remain subject to income tax or to capital gains tax, depending on certain circumstances. The new law allows a step up in basis for an indirect purchaser.

•	Former restriction on the discount of VAT paid against corporate income tax for acquisition of productive fixed assets was ratified.
•

An audit benefit was granted by the reform, establishing that tax returns for fiscal years 2020 and 2021 showing a net income tax 30% or 20% higher, respectively, than the one declared in the previous year would be considered definitive 6 months or 12 months after they became due, also respectively, if there were no objections or requests from the tax authority.

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

Under Chilean law, the surface landowners have no property rights over the minerals found under the surface of their land. Subsurface rights do not generate any surface rights, except the right to impose legal easements or rights of way. Easements or rights of way can be individually negotiated with individual surface landowners or can be granted without the consent of the landowner through judicial process. Pursuant to the Chilean Code of Mines, a judge can permit a party to use an easement pending final adjudication and settlement of compensation for the affected landowner.

Taxation

With regard to indirect taxes on hydrocarbon exploitation, the general rule is that hydrocarbons are transferred to the contractor (its retribution under the CEOP), and those re-acquisitions from the contractor performed by Chile or its enterprises, as well as their corresponding acts, contracts and documents, are tax exempt. In addition, hydrocarbon exports by the contractor are also tax exempt. With regard to income taxes, as provided by article 5 of Decree Law No. 1,089, the contractor is subject either to a single tax calculated on its retribution, equal to 50% of such retribution, or to the general income tax regime established in the Income Tax Law (Decree Law No. 824 of 1974), in force at the time of the execution of the public deed which contains CEOPs, terms of which will be applicable and invariable throughout the duration of the contract. Income in Chile is subject to corporate tax on an accrual basis and has a current rate of 27% for fiscal year 2019. The applicable and invariable corporate income tax rates of our CEOPs range between 15% and 18.5%, as follows: the Fell Block is subject to a rate of 15%, the Tranquilo Block is subject to a rate of 17% and the Flamenco, Isla Norte and Campanario Blocks are subject to a rate of 18.5% for the income accrued or received during 2012 and 17% for the income accrued or received during 2013 and onward. Dividends or profits distributed to the foreign shareholders of the contractors are subject to 35% Additional Withholding Tax with a tax credit for the corporate income tax paid by the contractor. With regard to the value added tax, contractors may obtain as a refund the value added tax (which is 19% according to the Sales and Services Tax Law contained in Decree Law No. 825 of 1974) supported or paid on the import or purchase of goods or services used in connection with the exploration and exploitation activities. The applicable tax regime for each CEOP remains unchanged throughout the duration of the CEOP.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 16 bidding rounds for exploration concessions from 1999 through 2019, 1st  open acreage bid round, 6th Production Sharing Bidding Round and Transfer of Right Surplus Bidding Round. Our PN-T‑597 is still subject to the entry into the concession agreement. See “—Our operations—Operations in Brazil” and “Item 3. Key information—D. Risk factors—Risks relating to our business—The PN-T‑597 concession is subject to an injunction and may not close” for more information.

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

The ANP is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a particular concession, the ANP takes into consideration, among other factors, the geological risks involved, and the production levels expected.

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

Additionally, GeoPark Brazil was granted in 2018 a tax benefit issued by SUDENE (Northeastern Development Superintendence), by means of the Constitutive Act No. 0069/2018, which approved the tax incentive to reduce by 75% the Income Tax and Additions, calculated over the company exploration profits, based on Article 1 of the Provisory Measure 2,199‑14 of August 24, 2001, in accordance with the requirements established by the Decree 6,539 of August 18, 2008.

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

During the exploration phase, operators are exempt from import duties and other forms of taxation applicable to goods intended for exploration activities. Exemptions are withdrawn at the production phase, but exceptions are made in certain instances, and the operator may be entitled to temporarily import goods tax-free for a two-year period (“Temporary Import”). A Temporary Import may be extended for additional one-year periods for up to two times upon the request of an operator, approval of the Ministry of Energy and Mines and authorization of the Superintendencia Nacional de Aduanas y de Administracion Tributaria (Peruvian Customs Agency).

Several Legislative Decrees were published on September 13, 2018, introducing modifications to the Income Tax Law and the Tax Code.

Income Tax Law: These dispositions are effective since January 1, 2019.

•

Legislative Decree 1369 allows companies to deduct the payment for technical assistance, assignment in use and other services provided by non-domiciled in the fiscal year that the service is paid, as long as the payment be made before the deadline for submitting the corresponding Income Tax Affidavit

Additionally, new transfer pricing rules were established: (i) the obligations to apply the benefit test is now only applicable to operations between related parties and no longer to operations with, towards or through tax havens; and (ii) the “cost+expense+mark-up” structure to deduct the expenses for services between related parties will now only be applicable to low added value services, and not to entirety of services between related parties.

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

•	Legislative Decree 1425 establishes a general and specific rule to determine when to consider income or expenses as “accrued”.

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

•

Legislative Decree 1372 establishes the obligation for legal entities resident in Peru to identify, obtain, update, report on the identification of their final beneficiaries, maintain that information and present a declaration to the Tax Authority that provides the information that includes the chain of ownership or control, the percentage ownership, among others. This Legislative Decree is effective since August 03, 2018. In December 2019, the principal taxpayers were required to file the Ultimate Beneficial Owner declaration. In the case of other taxpayers, they are expected to file said declaration during 2020. The Resolution containing the applicable deadlines is still pending.

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

On January 4, 2016, immediately after President Macri’s administration took office, the Strategic Planning and Coordination Committee for the National Hydrocarbon Investment Plan was dissolved by Presidential Decree 272/2015.

Other measures were also been taken by the previous administration aimed at reducing government intervention and reestablishing market forces in the oil & gas industry:

•

Effective October 1, 2017 both domestic oil prices at the wellhead and gasoline prices at the dispenser were allowed to float freely, ending floor pricing schemes sheltering the oil producers during low oil times.

•

Also, effective October 22, 2018, Resolution 103/2018 established a new framework governing natural gas export authorization proceedings, including long-term and short-term firm export authorizations, interruptible export authorizations, summer export authorizations and operational exchanges. These new natural gas exports were soon put in practice and natural gas exports by pipeline to neighboring countries resumed in 2018.

Despite the above mentioned efforts to establish free market conditions for hydrocarbons, after a sharp devaluation, on September 1, 2019 Emergency Decree 609/2019 was enacted (thereafter amended by Decree 69/2019) whereby all exporters of goods and services were required to bring to Argentina and clear through the Argentine Central Bank all proceeds from their exports within the timeframes provided by the Argentine Central Bank. Moreover, this Decree authorized the Argentine Central Bank to introduce foreign exchange restrictions. A number of Central Bank Communications ensued thereafter restricting the outflow of funds from Argentina, including the requirement to obtain the Central Bank's prior approval to access the local foreign exchange market for payment of profits and dividends to foreign shareholders.

Regarding the export regime, Argentina passed on September 3, 2018, Decree 793/2018, which established a 12% export duty on all exports of goods from Argentina until December 31, 2020, including hydrocarbons exports. Lastly, the Economic Emergency Law 27,541 enacted on December 21, 2019 reduced to 8% the maximum export duty authorized to be levied on hydrocarbon exports as provided under Decree 793/2018. Such reduction is in the process of being implemented as of the date of this annual report.

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

Hydrocarbon Exports and Self-Sufficiency

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

Supply privileges favoring the domestic market to the detriment of the export market, including hydrocarbon export restrictions, domestic price controls, export duties and domestic market supply obligations have been implemented several times.

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

Taxation

Exploitation concessionaires are subject to the general federal and provincial tax regime. The most relevant federal taxes are the income tax (30%) and the value-added tax (21%). The most relevant provincial taxes are the turnover tax (3% on average) and stamp tax.

In December 2019, driven by a change of government, a tax reform was enacted in Argentina. The most relevant tax changes are the following:

With this tax reform, the corporate income tax, which was previously 30% has the following rate schedule:

•	Corporate income tax rate of 30% in 2020, as stated for 2018 and 2019. The preceding law established a rate reduction to 25% for 2020, but it is now postponed for 2021.
•	Dividend withholding tax rate of 7% in 2020, as stated for 2018 and 2019. The preceding law established a rate increase to 13%, but it has been postponed for 2021.
•

The amount determined as tax inflation adjustment for 2019 and 2020 is allocated equally over six years. For tax years beginning on or after January 1, 2021, taxpayers may deduct or tax 100% of the negative or positive inflation adjustment in the year in which the adjustment is calculated.

•	Indirect transfer of assets or shares located in Argentina between related parties is not treated as a taxable event.
•	The deductibility of foreign exchange differences is restricted up to 30% of taxable profit before interest and depreciation.
•	The tax rate on cash withdrawals from local bank accounts was increased from 0.6% to 1.2% for Argentine entities not considered as micro and small enterprises.
•	A new tax named “Tax for an inclusive and supportive Argentina” was created. This tax levies, for a five-year period, the following transactions:
-	Purchases of foreign currency (i.e., “constitution of foreign assets”) without a specific purpose by Argentine residents.
-	Purchases of goods or services from abroad or purchases by Argentine residents abroad through credit, debit or purchase cards, including cash withdrawals made outside Argentina.
-	Purchases made online through portals or virtual websites in foreign currency.
-	Purchases of services rendered abroad through Argentine travel agencies.
-	Purchases of ground, air and water passenger services with destinations outside Argentina.

The tax rate is 30% and applies to the amount of the taxable purchases. Argentine financial institutions, credit card issuers, travel agencies and transport companies act as collection agents of the tax.

Ecuador

Regulatory framework

Petroleum Ownership and Regulation

Oil, gas, minerals and natural resources underground belong to the Republic of Ecuador, in accordance with the Ecuadorian Constitution. This is a primary concept in both the Constitution and the law. However, the State can allow private investment to explore and produce hydrocarbons under different types of contract as provided under the law.

The Ministry of Energy and Non-Renewable Natural Resources is in charge of regulating and overseeing all hydrocarbon-related activities in the country, including exploration, production, transportation, refining and marketing. The Ministry has absorbed the functions and duties of the Secretariat of Hydrocarbons and, through the Vice-Ministry of Hydrocarbons, is in charge of awarding, executing and monitoring contracts with private companies for the exploration and production of hydrocarbons, and the Hydrocarbons Regulation and Oversight Agency (ARCH), which oversees all upstream and downstream hydrocarbon operations.

The Ministry of the Environment has competence for granting licenses for all oil and gas activities to ensure they are conducted in compliance with environmental laws and regulations. The Ministry of the Environment is independent from the Ministry of Energy.

Petroleum Laws and Regulations

The Ecuadorian Constitution contains the main provisions, which stipulate that all hydrocarbons belong to the State of Ecuador, that the national oil companies PETROECUADOR and PETROAMAZONAS have preferential rights for oil exploration, production, transportation and sale, and that, in case a contract is executed with a private company, the State’s benefit must be more than that of the private company. The State’s benefit is understood as all taxes, production sharing and other economic benefits the State receives from oil production, while the company’s benefit is understood as all proceeds received from payment for the service of producing oil, or from the sales of its share of oil, less all amortization of investments, costs and taxes paid by the company.

The Hydrocarbons Law is the main body of law below the Ecuadorian Constitution and regulates the different types of contracts the government can enter into with private companies, as well as the rights, obligations and penalties for private companies. The main contracts that have been implemented in Ecuador from time to time are service contracts and production-sharing contracts. Under a service contract, the State of Ecuador pays a contractually pre-agreed tariff per barrel. Under a production-sharing contract, the investing company receives a share of the oil produced which it can freely trade.

There are several regulations ranking below the Hydrocarbons Law that set further rules for all activities, including the regulation of hydrocarbon operations and special rules on the accounting principles for each type of contract.

In addition to all the other generally applicable laws of the country, the Environmental Law, Labor Law and Tax Law should be carefully considered.

Contract types for Private Investment in Petroleum

During the almost 50 years Ecuador has been producing oil, it has alternated between two contracts: production-sharing contracts and service contracts. The government has imposed service contracts when the price of oil was high and production-sharing contracts when the price of oil was low. In 2010, a legal reform required all oil companies that were operating under the umbrella of production-sharing contracts to transform their contracts into service contracts.

Service contracts can be executed by the Vice-Ministry of Hydrocarbons for exploration blocks or by PETROAMAZONAS for fields already in production. In both cases, the contracting company receives a pre-agreed tariff that is usually negotiated considering the amount of the investment, existing reserves, production cost and an estimated reasonable profit for the company.

In July 2018, Executive Decree no. 449 reinstated the production-sharing type of contracts so called locally as Participation Contracts, amending the Regulations for the Application of the Amending Law to the Hydrocarbons Law, issued by means of Executive Decree no. 1417, published in Official Gazette no. 364 on January 21, 1994. On 2019 the Ministry of Energy executed several Participation Contracts for exploration and exploitation of hydrocarbons.

The contract term is usually four years for exploration, extendable for two additional years, and 20 years for production, subject to an extension if reserves have been added and new investments are committed.

Taxation

The guiding principle is that the government’s share will always be higher than the contracting company’s share. If the contracting company’s share is higher than 51%, it triggers a sovereignty margin adjustment in favor of the government.

In a risk service contract, the government’s share comprises the oil sales price or the reference price for a specific month, less the tariff paid to the company and plus all applicable taxes. For this type of contract, the contracting company’s share is composed of the tariff received from the government per barrel, less the amortization of investments, operating costs and all applicable taxes and contributions paid in accordance with the law and the contract.

Under a production-sharing contract, the government’s share is composed of the sales price or the reference price of the share of oil assigned to the government as per the contract, plus all taxes and contributions paid by the company. In this type of contract, the contracting company’s share is the higher of the sales price and the reference price of the company’s oil, less all amortization of investments, operating costs, transportation costs up to the port of Balao on the Pacific Coast and all taxes and contributions paid pursuant to the law and the contract.

Basically, the taxes are:

•	employee profit-sharing (15 per cent of net profits before income tax);
•	25 per cent income tax rate;
•	12 per cent value-added tax;
•	5 per cent money outflow tax, applied to offshore remittances, except when for profit distribution;
•	municipal taxes; and
•	other fees and contributions charged by petroleum oversight authorities.

In December 2019, a tax reform was enacted in Ecuador. The main aspects are the following:

•	Dividends are taxed at a 25% tax rate. Dividend tax basis is 40% of the amount distributed. Benefits and reduction of tax rates provided in Tax Treaties signed by Ecuador are applicable.
•	Interest deductibility is limited to 20% of the corporate profit before taxes, interest and depletion.
•	Advanced payment of income tax is eliminated.

Production Risk

For any type of contract to be entered into in Ecuador, the investing company has to take on all exploration and production risks and investments, as well as environmental responsibilities in accordance with its corresponding environmental obligations.

Furthermore, the investing company must strictly abide by all employment laws, in terms of legal requirements concerning the maximum number of foreign employees. Some contracts have allowed for arbitration as a dispute resolution mechanism; however, certain matters, such as taxes, cannot be submitted to arbitration. This is also true for certain termination provisions in the event of the investing company breaching the law (such as transfer of rights without consent).

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

For the year ended December 31, 2019, we made total capital expenditures of US$126.3 million (US$76.8 million, US$10.7 million, US$19.0 million, US$14.6 million, US$4.7 million and US$0.5 million in Colombia, Chile, Argentina, Peru,  Brazil and Ecuador, respectively), consisting of US$27.4 million related to exploration.

Oil prices have been volatile, particularly since the end of 2014. In preparation for continued volatility, we have developed multiple scenarios for our 2020 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook.”

Funding for our capital expenditures relies in part on oil prices remaining close to our estimates or higher levels and other factors to generate sufficient cash flow. Low oil prices affect our revenues, which in turn affect our debt capacity and the covenants in our financing agreements, as well as the amount of cash we can borrow using our oil reserves as collateral, the amount of cash we are able to generate from current operations and the amount of cash we can obtain from prepayment agreements such as the Trafigura Agreement, which was our offtake and prepayment agreement until December 2018. If we are not able to generate the sales which, together with our current cash resources, are sufficient to fund our capital program, we will not be able to efficiently execute our work program which would cause us to further decrease our work program, which could harm our business outlook, investor confidence and our share price.

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. The price realized for the oil we produce is generally linked to Brent. The price realized for the natural gas we produce in Chile is linked to the international price of methanol, which is settled in the international markets in US$. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions and a variety of additional factors.

From January 1, 2014 to December 31, 2019, Brent spot prices ranged from a low of US$27.9 per barrel to a high of US$118.9 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.7 per mmbtu to a high of US$6.0 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$240.3 per metric ton to a high of US$635.1  per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

As a consequence of the oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price benchmarks, fell more than 60% between August 2014 and March 2016), the Company took decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash.

During the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to COVID-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. As a consequence, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 /bbl, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On the other hand, the sustained impact of the COVID-19 pandemic across the world has led to a sharp drop in demand since most countries continue to announce containment measures (border closures, flight cancellations, self-isolation and quarantine, large gathering restrictions and bar and restaurant closures, among others). The full extent and duration of such containment measures, and their impact on the world economy are yet uncertain.

Consequently, we are facing a new oil market scenario with increased oil supply, mainly provided by Saudi Arabia and with significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up, resulting in a sharp drop in oil prices (Brent fell by more than 55% between December 2019 and March 2020). As a consequence, we immediately took decisive measures, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook.”

Since October 2016, we decided to manage part of our exposure to the volatile crude oil price using derivatives. For further information related to Commodity Risk Management Contracts, please see Note 8 to our Consolidated Financial Statements.

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

In Argentina, the realized oil prices for our production in the Neuquén Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Between August and November 2019,  domestic crude oil prices were regulated industry-wide at a lower price than the international markets.  Subsequently, domestic prices were deregulated and are mutually agreed between sellers and buyers.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If the market prices of oil and methanol had fallen by 10% as compared to actual prices during the year, with all other variables held constant, and taking into account the impact of the derivative contracts in place, post-tax profit for the year ended December 31, 2019 would have been lower by US$38.3 million (post-tax profit would have been lower by US$13.7 million in 2018).

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

Production levels

Our oil and gas production levels are heavily influenced by our drilling results, our acquisitions and oil and natural gas prices.

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

Contractual obligations

In order to protect our exploration and production rights in our licensed areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P contracts and concession agreements. The costs to maintain or operate our licensed areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various CEOPs, E&P contracts, production sharing contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

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

Functional and presentational currency

Our Consolidated Financial Statements are presented in US$, which is our presentation currency. Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates, or the functional currency, which is the US$ in each case, except for our Brazil operations, where the functional currency is the real.

Geographical segment reporting

In the description of our results of operations that follow, our “Other” operations reflect our non-Colombian, non-Chilean, non-Argentine and non-Brazilian operations, primarily consisting of our corporate head office operations.

We divide our business into six geographical segments—Colombia, Chile, Brazil, Argentina,  Peru and Ecuador—that correspond to our principal jurisdictions of operation. Activities not falling into these six geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

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

Production and operating costs

Production and operating costs are recognized on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals and royalties are also included within this account. For a description of our production and operating costs, see “—Factors affecting our results of operations.”

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

Administrative expenses

Administrative expenses are recognized on the accrual basis of accounting and consist of corporate costs such as director fees and travel expenses, new project evaluations and back office expenses principally comprised of wages and salaries, share-based compensation, consultant fees and other administrative costs, including certain costs relating to acquisitions.

Our administrative expenses for the year ended December 31, 2019 increased by US$8.7 million, or 17%, compared to the year ended December 31, 2018 mainly due to administrative costs related to new business efforts for the awarded blocks in Colombia, Brazil and Ecuador and consultant fees related to the acquisition of Amerisur. However, administrative costs may increase as a result of our Colombian and Ecuadorian operations, other acquisitions, increased activity or the impact of appreciation of local currencies in the countries where we operate.

Selling expenses

Selling expenses are recognized on the accrual basis of accounting and consist primarily of transportation, storage costs and selling taxes.

Our selling expenses for the year ended December 31, 2019 increased by US$10.1 million, or 251%, compared to the year ended December 31, 2018 mainly due to differences in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortization are tested annually for impairment. Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value minus costs to sell and value in use.

During 2019 we recognized impairment losses of US$7.6 million, while in 2018 we recognized a net reversal of impairment losses of US$5.0 million and in 2017 we did not recognize or reverse any impairment losses. See Note 37 to our Consolidated Financial Statements.

Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses.

Profit or loss for the period attributable to owners of the Company

Profit or loss for the period attributable to owners of the Company consists of profit or losses for the year less non-controlling interest, if applicable.

Critical accounting policies and estimates

We prepare our Consolidated Financial Statements in accordance with IFRS and the interpretations of the IFRS Interpretations Committee (“IFRIC”), as issued by the IASB. The preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

For further information related to impairment of property, plant and equipment, please see Note 37 to our Consolidated Financial Statements.

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

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation takes into account estimated future finding and development costs and is based on current year-end un-escalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Oil and gas reserves for purposes of our Consolidated Financial Statements are determined in accordance with PRMS, and were estimated by DeGolyer and MacNaughton, independent reserves engineers.

Depreciation of the remaining property, plant and equipment assets (i.e., furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight line method by applying such annual rates as required to write-off their value at the end of their estimated useful life. The useful life range between three and 10 years.

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

Recent accounting pronouncements

See Note 2.1.1 to our Consolidated Financial Statements.

We have adopted IFRS 16 following the simplified approach and have not restated comparative figures for previous reporting periods, as permitted under the specific transitional provisions in the standard. The reclassifications arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.4%.

Results of operations

The following discussion is of certain financial and operating data for the periods indicated. You should read this discussion in conjunction with our Consolidated Financial Statements and the accompanying notes.

In preparation for continued volatility, we have developed multiple scenarios for our 2020 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook.”

Year ended December 31, 2019 compared to year ended December 31, 2018

The following table summarizes certain of our financial and operating data for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
			% Change from
	2019	2018	prior year
	(in thousands of US$, except for percentages)

Revenue
Net oil sales	579,030	545,490	6%
Net gas sales	49,877	55,671	(10)%
Revenue	628,907	601,161	5%
Commodity risk management contracts	(22,523)	16,173	(239)%
Production and operating costs	(168,964)	(174,260)	(3)%
Geological and geophysical expenses	(18,593)	(13,951)	33%
Administrative expenses	(60,818)	(52,074)	17%
Selling expenses	(14,113)	(4,023)	251%
Depreciation	(105,532)	(92,240)	14%
Write-off of unsuccessful exploration efforts	(18,290)	(26,389)	(31)%
Impairment loss (recognized) reversed for non-financial assets	(7,559)	4,982	(252)%
Other operating expense	(1,840)	(2,887)	(36)%
Operating profit	210,675	256,492	(18)%
Financial expenses	(41,070)	(39,321)	4%
Financial income	2,360	3,059	(23)%
Foreign exchange loss	(2,446)	(11,323)	(78)%
Profit before income tax	169,519	208,907	(19)%
Income tax expense	(111,762)	(106,240)	5%
Profit for the year	57,757	102,667	(44)%
Non-controlling interest	—	30,252	(100)%
Profit for the year attributable to owners of the Company	57,757	72,415	(20)%

Net production volumes
Oil (mbbl)(2)	12,571	11,113	13%
Gas (mcf)(3)	12,271	12,219	0%
Total net production (mboe)	14,617	13,150	11%
Average net production (boepd)	40,046	36,027	11%
Average realized sales price
Oil (US$ per bbl)	50.7	53.0	(4)%
Gas (US$ per mmcf)	4.5	5.1	(12)%
Average unit costs per boe (US$)
Operating cost	7.6	8.2	(7)%
Royalties	4.7	5.8	(19)%
Production costs(1)	12.3	14.0	(12)%
Geological and geophysical expenses	1.5	1.1	36%
Administrative expenses	4.9	4.2	17%
Selling expenses	1.1	0.3	267%

(1)	Calculated pursuant to FASB ASC 932.
(2)

We present production figures before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes. Oil production figures presented on page F‑70 are net of royalties.

(3)

Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F‑71 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
			2019					2018
	Chile	Colombia	Brazil	Argentina	Peru	Other	Total	Chile	Colombia	Brazil	Argentina	Peru	Other	Total
	(in thousands of US$)
Revenue	32,336	538,917	23,049	34,605	—	—	628,907	37,359	497,870	30,053	35,879	—	—	601,161
Depreciation	(34,826)	(46,917)	(7,445)	(15,618)	(576)	(150)	(105,532)	(28,203)	(42,721)	(10,395)	(10,640)	(245)	(36)	(92,240)
Impairment and write-off	—	—	(5,120)	(20,729)	—	—	(25,849)	(12,670)	(6,134)	(2,020)	(583)	—	—	(21,407)

Revenue

For the year ended December 31, 2019, crude oil sales were our principal source of revenue, with 92% and 8% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2018 to the year ended December 31, 2019.

	For the year ended
	December 31,
	2019	2018
	(in thousands of US$)
Consolidated
Sale of crude oil	579,030	545,490
Sale of gas	49,877	55,671
Total	628,907	601,161

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
By country
Colombia	538,917	497,870	41,047	8%
Chile	32,336	37,359	(5,023)	(13)%
Brazil	23,049	30,053	(7,004)	(23)%
Argentina	34,605	35,879	(1,274)	(4)%
Total	628,907	601,161	27,746	5%

Revenue increased 5%, from US$601.2 million for the year ended December 31, 2018 to US$628.9 million for the year ended December 31, 2019, primarily as a result of higher deliveries partially offset by lower realized prices. Sales of crude oil increased due to higher sold volumes of 11.9 mmbbl in the year ended December 31, 2019 compared to 10.7 mmbbl in the year ended December 31, 2018, and resulted in net revenue of US$579.0 million for the year ended December 31, 2019 compared to US$545.5 million for the year ended December 31, 2018. In addition, sales of gas decreased from US$55.7 million for the year ended December 31, 2018 to US$49.9 million for the year ended December 31, 2019 mainly due to lower realized prices.

The increase in 2019 net revenue of US$27.7 million is mainly explained by:

•	an increase of US$41.0 million in sales in Colombia, due to increased deliveries partially offset by lower realized prices;
•	a decrease of US$5.0 million in sales in Chile, due to lower realized prices partially offset by increased deliveries;
•	a decrease of US$7.0 million in gas sales in Brazil, related to lower deliveries, resulting from lower industrial and power plant consumption and availability of other gas sources;
•	a decrease of US$1.3 million in sales in Argentina due to lower realized prices partially offset by increased deliveries;

Revenue attributable to our operations in Colombia for the year ended December 31, 2019 was US$538.9 million, compared to US$497.9 million for the year ended December 31, 2018, representing 85.7% and 82.8% of our total consolidated sales. The increase is related to an increase in oil deliveries from 10.0 mmbbl to 11.1 mmbbl partially offset by a decrease in the average realized price per barrel of crude oil from US$52.6 per barrel to US$50.4 per barrel, primarily due to lower reference international prices.

Revenue attributable to our operations in Chile for the year ended December 31, 2019 was US$32.3 million, a 13%  decrease from US$37.4 million for the year ended December 31, 2018, principally due to (1) a decrease in oil sales by US$6.8 million related to a decrease in oil deliveries from 0.3 mmbbl to 0.2 mmbbl and lower average realized prices per barrel of crude oil from US$62.3 per barrel for the year December 31, 2018 to US$56.2 per barrel for the year ended December 31, 2019 (a decrease of US$6.1 per barrel or a total of 10%), and (2) an increase in gas sales by US$1.8 million reflecting higher deliveries, mainly as a result of the discovery of the Jauke gas field partially offset by lower gas prices. The contribution to our revenue during such years from our operations in Chile was 5.1% and 6.2%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2019 was US$23.0 million, a 23% decrease from US$30.1 million for the year ended December 31, 2018, principally due to lower gas deliveries from 1.0 mmboe to 0.7 mmboe. The contribution to our revenue from our operations in Brazil during the years ended December 31, 2019 and 2018 was 3.7% and 5.0%, respectively.

Revenue attributable to our operations in Argentina for the year ended December 31, 2019 was US$34.6 million, a 3.6% decrease from US$35.9 million for the year ended December 31, 2018, primary due to (1) a decrease in oil sales by US$0.5 million related to a decrease in average realized prices per barrel of crude oil from US$65.0 per barrel for the year ended December 31, 2018 to US$53.1 per barrel for the year ended December 31, 2019 (or a total of 18%) partially offset by an increase in oil deliveries from 0.5 mmbbl to 0.6 mmbbl, and (2) a decrease in gas sales by US$0.8 million reflecting lower gas prices partially offset by higher deliveries. The contribution to our revenue from our operations in Argentina during the years ended December 31, 2019 and 2018 was 5.5%  and 6.0%, respectively.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2019 and 2018.

	For the year ended December 31,
			% Change
	2019	2018	from prior year
	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Brazil and Argentina)
Royalties	(64,576)	(71,836)	(10)%
Staff costs	(14,542)	(18,603)	(22)%
Operation and maintenance	(7,743)	(7,756)	(0)%
Transportation costs	(2,941)	(2,628)	12%
Well and facilities maintenance	(27,660)	(20,262)	37%
Consumables	(17,625)	(17,444)	1%
Equipment rental	(10,476)	(9,317)	12%
Other costs	(23,401)	(26,414)	(11)%
Total	(168,964)	(174,260)	(3)%

	Year ended December 31,
	2019				2018
	Colombia	Chile	Argentina	Brazil	Colombia	Chile	Argentina	Brazil
	(in thousands of US$)
By country
Royalties	(56,399)	(1,181)	(5,141)	(1,855)	(62,710)	(1,473)	(4,833)	(2,820)
Staff costs	(7,439)	(4,822)	(1,833)	(448)	(8,529)	(6,521)	(3,167)	(386)
Operation and maintenance	(4,280)	—	(3,454)	(9)	(4,879)	—	(2,877)	—
Transportation costs	(1,030)	(1,285)	(626)	—	(1,258)	(1,250)	(120)	—
Well and facilities maintenance	(13,868)	(4,823)	(7,742)	(1,227)	(8,837)	(4,095)	(6,044)	(1,286)
Consumables	(14,777)	(1,492)	(1,312)	(44)	(14,714)	(1,712)	(1,018)	—
Equipment rental	(7,684)	(940)	(1,502)	(350)	(7,761)	(287)	(1,269)	—
Other costs	(11,467)	(5,246)	(4,668)	(2,020)	(9,845)	(6,561)	(5,715)	(4,293)
Total	(116,944)	(19,789)	(26,278)	(5,953)	(118,533)	(21,899)	(25,043)	(8,785)

Consolidated production and operating costs decreased 3%, from US$174.3 million for the year ended December 31, 2018 to US$169.0 million for the year ended December 31, 2019, primarily due to lower royalties and lower gas plant costs, in line with lower realized prices and the adoption of IFRS 16. This was partially offset by an increase in operating costs related to higher facilities maintenance costs focused on enhancing production levels and staff costs.

Production and operating costs in Colombia decreased by 1%, to US$116.9 million for the year ended December 31, 2019, as compared to US$118.5 million for the year ended December 31, 2018, primarily due to lower royalties of US$6.3 million, in line with lower oil prices.  This effect was partially offset by higher well intervention activities. In addition, operating costs per boe in Colombia decreased to US$5.4 per boe for the year end December 31, 2019 from US$5.6 per boe for the year ended December 31, 2018.

Production and operating costs in Chile decreased by 10% to US$19.8 million due to lower staff costs expenses due to cost reduction initiatives taken, considering the lower level of activity, partially offset by higher well intervention activities. Costs per boe decreased to US$17.7 per boe from US$22.8 per boe in 2018. In the year ended December 31, 2019, the revenue mix for Chile was 32.6% oil and 67.4% gas, whereas for the same period in 2018 it was 46.6% oil and 53.4% gas.

Production and operating costs in Brazil decreased by 32%, to US$6.0 million for the year ended December 31, 2019, as compared to the year ended December 31, 2018, mainly resulting from the adoption of IFRS 16 that changes the treatment and presentation of expenses of operating leases, which are now  recorded in depreciation charges and which were previously treated as production and operating costs.  Operating costs per boe decreased to US$5.6 for the year ended December 31, 2019 from US$6.1 per boe for the year ended December 31, 2018.

Production and operating costs in Argentina increased by 5%, to US$26.3 million for the year ended December 31, 2019,  as compared to the year ended December 31, 2018, mainly due to higher facilities maintenance costs.  However, operating costs per boe decreased to US$26.7 for the year ended December 31, 2019 from US$31.2 per boe for the year ended December 31, 2018.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	(10,921)	(6,288)	(4,633)	74%
Chile	(126)	(733)	607	(83)%
Brazil	(1,033)	(827)	(206)	25%
Argentina	(776)	(1,694)	918	(54)%
Other	(5,737)	(4,409)	(1,328)	30%
Total	(18,593)	(13,951)	(4,642)	33%

Geological and geophysical expenses increased by 33%, from US$14.0 million for the year ended December 31, 2018 to US$18.6 million for the year ended December 31, 2019, primarily as the result of an increased scale of operations.

Administrative costs

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	(33,867)	(24,910)	(8,957)	36%
Chile	(3,472)	(5,671)	2,199	(39)%
Brazil	(2,164)	(2,628)	464	(18)%
Argentina	(3,021)	(2,847)	(174)	6%
Other	(18,294)	(16,018)	(2,276)	14%
Total	(60,818)	(52,074)	(8,744)	17%

Administrative costs increased by 17%, from US$52.1 million for the year ended December 31, 2018 to US$60.8 million for the year ended December 31, 2019,  primarily due to higher staff costs associated with an increased scale of operations and other administrative costs related to new business efforts including non-recurring legal and financial advisory fees related to the acquisition of Amerisur.

 Selling expenses

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	(12,525)	(1,028)	(11,497)	1,118%
Chile	(360)	(533)	173	(32)%
Brazil	(10)	—	(10)	100%
Argentina	(1,218)	(2,462)	1,244	(51)%
Total	(14,113)	(4,023)	(10,090)	251%

Selling expenses increased by 251%, from US$4.0 million for year ended December 31, 2018 to US$14.1 million for the year ended December 31, 2019,  primarily due to the difference in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commodity risk management contracts

We recorded a loss of US$22.5 million related to commodity risk management contracts for the year ended December 31, 2019, and a profit of US$ 16.2 million for the year ended December  31, 2018.

Consolidated commodity risk management contracts refer to two different components, a realized and an unrealized portion. The realized gain of US$3.9 million for the year ended December  31, 2019 compared to a US$26.1 million loss for the year ended December  31, 2018 reflected Brent oil prices and commodity risk management contracts settled during the respective periods. The unrealized losses were US$26.4 million for the year ended December  31, 2019 and US$42.3 million gain for the year ended December  31, 2018. Unrealized results are generated from changes in the forward Brent oil price curve.

Depreciation

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	(46,917)	(42,721)	(4,196)	10%
Chile	(34,826)	(28,203)	(6,623)	23%
Brazil	(7,445)	(10,395)	2,950	(28)%
Argentina	(15,618)	(10,640)	(4,978)	47%
Other	(726)	(281)	(445)	158%
Total	(105,532)	(92,240)	(13,292)	14%

Depreciation charges increased by 14% from US$92.2 million for the year ended December 31, 2018 to US$105.5 million for the year ended December 31, 2019, mainly due to the adoption of IFRS 16 and higher production.

Operating profit (loss)

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	297,783	309,357	(11,574)	(4)%
Chile	(26,869)	(29,139)	2,270	(8)%
Brazil	1,750	4,370	(2,620)	(60)%
Argentina	(34,124)	(6,739)	(27,385)	406%
Other	(27,865)	(21,357)	(6,508)	30%
Total	210,675	256,492	(45,817)	(18)%

We recorded an operating profit of US$210.7 million for the year ended December 31, 2019, a 18%  decrease from the operating profit of US$256.5 million for the year ended December 31, 2018,  as a result of the reasons described above.

In 2019, we recorded a write-off of unsuccessful exploration efforts of US$18.3 million that corresponded to five unsuccessful exploratory wells, four wells drilled in Argentina (Sierra del Nevado, Puelen and Aguada Baguales Blocks) and a well drilled in Brazil (POT-T-747 Block). The charge also included the write-off of wells and other exploration costs incurred in previous years in the Argentinean Blocks for which no additional work would be performed. In addition, due to the results from REC-T-94, SEAL-T-268 and POT-T-747 Blocks (Brazil), during December 2019 we decided to relinquish these blocks, so the associated investment was written off.

Additionally, during 2019 we recognized impairment losses of US$7.6 million due to a negative revision of reserves at year-end in the CN-V Block, while in 2018 we recognized a net reversal of impairment losses of US$5.0 million. For further information see Note 37 to our Consolidated Financial Statements.

Financial results

Net financial costs increased 7% to US$38.7 million for the year ended December 31, 2019 as compared to US$36.3 million for the year ended December 31, 2018, mainly due to financial expenses to secure the financing for the acquisition of Amerisur.

Foreign exchange loss

Foreign exchange variation decreased from a loss of US$11.3 million for the year ended December 31, 2018 compared to a loss of US$2.4 million for the year ended December 31, 2019. The comparative period was affected by the devaluation of the Brazilian real and its impact on US dollar-denominated intercompany debt, which was cancelled in the last quarter of 2018. Additionally, since December 2018, we have entered into derivative financial instruments to manage our future exposure to local currency fluctuations with respect to income tax balances in Colombia, recognizing a realized gain on currency risk management contracts of US$2.8 million and an unrealized gain of US$0.9 million in 2019.

Profit before income tax

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	301,513	305,409	(3,896)	(1)%
Chile	(28,859)	(40,545)	11,686	(29)%
Brazil	(819)	(6,632)	5,813	(88)%
Argentina	(39,946)	(13,737)	(26,209)	191%
Other	(62,370)	(35,588)	(26,782)	75%
Total	169,519	208,907	(39,388)	(19)%

For the year ended December 31, 2019, we recorded a profit before income tax of US$169.5 million, compared to a profit of US$208.9 million for the year ended December 31, 2018, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	(104,354)	(119,730)	15,376	(13)%
Chile	(7,616)	6,090	(13,706)	(225)%
Brazil	56	1,762	(1,706)	(97)%
Argentina	(1,480)	5,752	(7,232)	(126)%
Other	1,632	(114)	1,746	(1,532)%
Total	(111,762)	(106,240)	(5,522)	5%

Our effective tax rate was 66% for the year ended December 31, 2019, compared to 51% in 2018. The increase in the effective tax rate was primarily due to the devaluation of the local currencies in Colombia (1%), Chile (8%) and Argentina (59%) that reduced the tax basis of property, plant and equipment when compared to the corresponding functional currencies, resulting in a higher deferred tax liability. Also, during 2019, the income tax expense included an out of period adjustment related to prior periods that increased the income tax expense by US$9.9 million. The adjustment is related to the increase in deferred tax liabilities as a result of computing as temporary differences originally considered permanent, generated between the tax and book basis of property, plant and equipment.

Profit (loss) for the year

	Year ended December 31,		Change from prior year
	2019	2018		%
	(in thousands of US$, except for percentages)
Colombia	197,159	185,679	11,480	6%
Chile	(36,475)	(34,455)	(2,020)	6%
Brazil	(763)	(4,870)	4,107	(84)%
Argentina	(41,426)	(7,985)	(33,441)	419%
Other	(60,738)	(35,702)	(25,036)	70%
Total	57,757	102,667	(44,910)	(44)%

For the year ended December 31, 2019, we recorded a net profit of US$57.8 million as a result of the reasons described above, compared to a profit of US$102.7 million for the year ended December 31, 2018.

Profit for the year attributable to owners of the Company

Profit for the year attributable to owners of the Company decreased by 20% to US$57.8 million, compared to a profit for the year ended December 31, 2018 of US$72.4 million for the reasons described above. Profit attributable to non-

controlling interest decreased by 100% for the year ended December 31, 2019 as compared to a profit of US$30.3 million for the year ended December 31, 2018 due to the acquisition of all of LGI’s equity interest in our Chilean and Colombian subsidiaries  in November 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

  For a discussion of the results of our operations for the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2018 compared to the year ended December 31, 2017” in our Annual Report on Form 20-F for the year ended December 31, 2018.

B.    Liquidity and capital resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

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

Between 2005 and 2019, we raised approximately US$200 million in equity offerings at the holding company level and nearly US$1 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In September 2017, we issued US$425.0 million aggregate principal amount of senior notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year. The Indenture governing our Notes due 2024 contains incurrence-based limitations on the amount of indebtedness we can incur. This limits our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes due 2024. The net proceeds from the Notes due 2024 were used by us (i) to make a capital contribution to our wholly-owned subsidiary, Agencia, providing it with sufficient funds to fully repay the Notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in Neuquén Basin in Argentina, and to repay existing indebtedness, including the Itaú loan.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see

Note 38.1 to our Consolidated Financial Statements) and to pay any related fees and expenses, and (ii) for general corporate purposes.

We believe that our current operations and 2020 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2020 Strategy and Outlook” and Note 38.4 to our Consolidated Financial Statements.

In the year ended December 31, 2019, we had total capital expenditures of US$126.3 million (US$76.8 million, US$10.7 million, US$19.0 million, US$14.6 million,  US$4.7 million and US$0.5 million in Colombia, Chile, Argentina, Peru,  Brazil and Ecuador, respectively).

In the year ended December 31, 2018, we had total capital expenditures of US$124.7 million (US$97.0 million, US$8.0 million, US$9.0 million, US$8.5 million and US$2.3 million in Colombia, Chile, Argentina, Peru and Brazil, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	235,429	256,206	142,158
Investing activities	(119,250)	(164,594)	(105,604)
Financing activities	(132,460)	(97,641)	23,968
Net (decrease) increase in cash and cash equivalents	(16,281)	(6,029)	60,522

Cash flows provided by operating activities

For the year ended December 31, 2019, cash provided by operating activities was US$235.4 million, an 8% decrease from US$256.2 million for the year ended December 31, 2018, resulting from the tax payments for the fiscal year 2018 and tax prepayments for the fiscal year 2019 and the increase in trade receivables due to the expiration of the long-term contract with Trafigura in December 2018, resulting in a diversification of our client base in Colombia, with collections from customers no longer being received in advance as they were in the prior year under the Trafigura contract.

For the year ended December 31, 2018, cash provided by operating activities was US$256.2 million, an 80% increase from US$142.2 million for the year ended December 31, 2017, resulting from the increase in oil prices and deliveries in 2018 as compared to 2017, net of increased income taxes paid predominantly from Colombia for an amount of US$60.8 million.

Cash flows used in investing activities

For the year ended December 31, 2019, cash used in investing activities was US$119.3 million, a 28%  decrease from US$164.6 million for the year ended December 31, 2018.  This decrease was primarily related to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina in March 2018 for US$48.9 million, and the proceeds from the disposal of La Cuerva and Yamu blocks in July 2019 for US$7.1 million.

For the year ended December 31, 2018, cash used in investing activities was US$164.6 million, a 56% increase from US$105.6 million for the year ended December 31, 2017. This increase was related to the acquisition of the blocks in Argentina for an amount of US$48.9 million and capital expenditures related to development, appraisal and exploration activities.

Cash flows (used in) from financing activities

Cash used in financing activities was US$132.5 million for the year ended December 31, 2019, compared to US$97.6 million used in financing activities for the year ended December 31, 2018. This increase was principally related to our share buyback program, interest payments related to 2024 Notes and the acquisition of LGI’s non-controlling interest in certain of our subsidiaries.

Cash used in financing activities was US$97.6 million for the year ended December 31, 2018, compared to a  US$24.0 million inflow from financing activities for the year ended December 31, 2017. This change was principally related to the acquisition of the LGI non-controlling interest in Colombia and Chile’s equity interest for which we paid US$81.0 million. In addition, we paid US$8.0 million for dividends to LGI prior to the acquisition and used US$1.8 million to purchase our own equity securities during 2018.

Indebtedness

As of December 31, 2019, and 2018, we had total outstanding indebtedness of US$437.4 million and US$447.0 million, respectively, as set forth in the table below.

	As of December 31,
	2019	2018
	(in thousands of US$)
Bond GeoPark Limited (Notes due 2024) (1)	427,812	426,993
BCI Loans (2)	—	3
Banco Santander	9,607	20,006
Total	437,419	447,002

(1)	Excludes the Notes due 2027, as they were issued in January 2020.
(2)	Repaid in February 2019.

Our material outstanding indebtedness is described below.

Notes due 2024 and 2027

General

On September 21, 2017, we issued US$425.0 million aggregate principal amount of senior notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year.

On January 17, 2020, we issued US$350.0 million aggregate principal amount of senior notes due 2027. The Notes due 2027 mature on January 17, 2027 and bear interest at a fixed rate of 5.50% per year and a yield to maturity of 5.625%. Interest on the Notes due 2027 is payable semi-annually in arrears on January 17 and July 17 of each year.

Ranking

The Notes due 2024 and 2027 constitute senior unsubordinated obligations of GeoPark Limited and are guaranteed by Geopark Chile and Geopark Colombia. (the “Guarantors”). The Notes due 2024 and 2027 rank equally in right of payment with all existing and future senior obligations of GeoPark Limited and the Guarantors (except those obligations preferred by operation of law, including without limitation labor and tax claims); rank senior in right of payment to all existing and future subordinated indebtedness of GeoPark Limited and the Guarantors; and rank effectively junior to any secured obligations of GeoPark Limited, the Guarantors and their respective subsidiaries to the extent of the value of the collateral securing such obligations.

Optional redemption

We may, at our option, redeem all or part of the Notes due 2024, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest thereon (including additional amounts), if any, to the applicable redemption date, if redeemed during the 12‑month period beginning on September 21 of the years indicated below:

Year	Percentage
2021	103.250%
2022	101.625%
2023 and after	100.000%

We may, at our option, redeem all or part of the Notes due 2027, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest thereon (including additional amounts), if any, to the applicable redemption date, if redeemed during the 12-month period beginning on January 17 of the years indicated below:

Year	Percentage
2024	102.750%
2025	101.375%
2026 and after	100.000%

Change of control

Upon the occurrence of certain events constituting a change of control, we are required to make an offer to repurchase all outstanding Notes due 2024 and 2027, at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts payable in respect thereof) thereon to the date of purchase. If holders of not less than 90% in aggregate principal amount of the outstanding Notes due 2024 and 2027 validly tender and do not withdraw such notes and we repurchase all such notes, we may redeem the Notes due 2024 and 2027 that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of such redemption.

Covenants

The Notes due 2024 and 2027 contain customary covenants, which include, among others, limitations on the incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), incurrence of liens, guarantees of additional indebtedness, the ability of certain subsidiaries to pay dividends, asset sales, transactions with affiliates, engaging in certain businesses and merger or consolidation with or into another company.

In the event the Notes due 2024 and 2027 receive investment-grade ratings from at least two of the following rating agencies, Standard & Poor’s, Moody’s and Fitch, and no default has occurred or is continuing under the indentures governing the Notes due 2024 and 2027, certain of these restrictions, including, among others, the limitations on incurrence of debt and disqualified or preferred stock, restricted payments (including restrictions on our ability to pay dividends), the ability of certain subsidiaries to pay dividends, asset sales and certain transactions with affiliates will no longer be applicable.

The indenture governing our Notes due 2024 includes certain tests that must be satisfied before incurring additional debt, as well as other matters, and which provide, among other things, that, the net debt to EBITDA ratio should not exceed (i) 3.50 until September 21, 2019, (ii) 3.25 from September 21, 2019 to September 21, 2021, and (iii) 3.00 thereafter until maturity, and the EBITDA to interest ratio should exceed (i) 2.00 until September 21, 2019, (ii) 2.25 from September 21, 2019 to September 21, 2021 and (iii) 2.50 thereafter until maturity. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2024, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions).

The indenture governing our Notes due 2027 includes certain tests that must be satisfied before incurring additional debt, as well as other matters, and which provide among other things, that the net debt to EBITDA ratio should not exceed 3.25 and the EBITDA to interest ratio should exceed 2.5. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2027, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions).

Events of default

Events of default under the indentures governing the Notes due 2024 and 2027 include: the nonpayment of principal when due; default in the payment of interest, which continues for a period of 30 days; failure to make an offer to purchase and thereafter accept tendered notes following the occurrence of a change of control or as required by certain covenants in the indentures governing the Notes due 2024 and 2027; cross payment default relating to debt with a principal amount of US$30.0 million or more in the case of the Notes due 2024 and US$40.0 million or more in the case of the Notes due 2027, and cross-acceleration default following a judgment for US$30.0 million or more in the case of the Notes due 2024 and US$40.0 million or more in the case of the Notes due 2027; bankruptcy and insolvency events; and invalidity or denial or disaffirmation of a guarantee of the notes. The occurrence of an event of default would permit or require the principal of and accrued interest on the Notes due 2024 and 2027 to become or to be declared due and payable.

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

Other Agreements

In April 2018, our Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided us with access to up to US$ 25 million in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on March 31, 2019. We did not withdraw any amount from this prepayment agreement.

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

E.    Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019 or as of December 31, 2018.

F.    Tabular disclosure of contractual obligations

In accordance with the terms of our concessions, we are required to pay royalties in connection with our crude oil and natural gas production. See Note 33.1 to our Consolidated Financial Statements.

The table below sets forth our committed cash payment obligations as of December 31, 2019. These obligations do not reflect the impact of the acquisition of Amerisur.

		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years
	(in thousands of US$)
Debt obligations(1) (2)	573,121	37,621	82,875	452,625	—
Pending investment commitments(3)	114,443	28,546	85,337	560	—
Payables to LGI	15,000	15,000	—	—	—
Lease liabilities	15,468	7,442	4,510	2,463	1,053
Asset retirement obligations(4)	56,113	—	—	—	56,113
Total contractual obligations	774,145	88,609	172,722	455,648	57,166

(1)

Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: US$37.6 million and (ii) one to three years: US$82.9 million. At December 31, 2019, 98% of the outstanding long-term borrowings were issued at fixed rates. See Note 3: “Interest rate risk” to our Consolidated Financial Statements.

(2)	Excludes the Notes due 2027, as they were issued in January 2020.
(3)

Includes capital commitments in the Isla Norte, Campanario and Flamenco blocks in Chile of US$9.7 million, in the REC-T‑128, POT-T‑785, REC-T-58, REC-T-67, REC-T-77 and POT-T-834 blocks in Brazil of US$2.0 million, in the Los Parlamentos block in Argentina of US$6.0 million, in the VIM‑3, Llanos 86, Llanos 87, Llanos 104, Llanos 123 and Llanos 124 blocks in Colombia of US$67.0 million and in the Perico and Espejo blocks in Ecuador of US$29.8 million. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.

(4)	The amounts are measured at present value.

G.    Safe harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Board of directors

Our board of directors is currently composed of eight members. Our Directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose term has expired may offer themselves for re-election at each election of Directors. The term for the current Directors expires on the date of our next annual general meeting of shareholders, to be held in 2020.

The current members of the board of directors were appointed at our annual general meeting held on June 27, 2019. The table below sets forth certain information concerning our current board of directors. All ages are as of March 31, 2020.

			At the Company
Name	Position	Age	since
Gerald E. O’Shaughnessy	Chairman and Director	71	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	64	2002
Carlos A. Gulisano	Director	69	2010
Juan Cristóbal Pavez (1)(2)	Director	49	2008
Robert Bedingfield (1)(2)	Director	71	2015
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	60	2003
Jamie B. Coulter (2)	Director	79	2017
Constantin Papadimitriou (2)(3)	Director	59	2018

(1)	Member of the Audit Committee.
(2)	Independent director under SEC Audit Committee rules.
(3)	Member of the Audit Committee, appointed on March 6, 2019.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile.

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments.  Mr. O’Shaughnessy currently serves as executive manager and director of The Globe Resources Group and its subsidiaries, including GeoWealth Enterprises, LLC, and has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and Montreaux LLC and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

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

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments. Mr. Pavez is also a board member of Grupo Security and Vida Security. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

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

Jamie B. Coulter is a well-respected businessman, who has spearheaded the growth of a variety of businesses in diverse sectors. He holds a business degree from Wichita State University and is a graduate of the Stanford University Executive Program. Mr. Coulter currently serves as Managing Member of Coulter Enterprises LLC., a private investment firm. Mr. Coulter has been an investor in GeoPark since 2006. Mr. Coulter has more than 46 years of experience in the food retail and restaurant business, serving as Chief Executive Officer of Lone Star Steakhouse & Saloon and having developed and operated Pizza Hut and Kentucky Fried Chicken restaurants. Mr. Coulter is a former Restaurants & Institutions CEO of the year. Mr. Coulter has operating and investment experience in the oil and gas business, including the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has been an active participant as an investor in North American shale plays during the last ten years. Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation Realm Cellars, GeoWealth Enterprises, LLC, and Browne Family Wines LLC (formerly Cirq Estates, and KB Wines) and is a member of the Board of Trustees for HCA Wesley Medical Center, and has previously served on a number of boards of directors, including as a Director of Jimmy Johns LLC, Chairman of the Board of the International Pizza Hut Franchise Holders’ Association, a

member of the Board of Advisors of The Wichita State University Center for Entrepreneurship and a member of the Board of Trustees for the University of Kansas School of Business, among others.

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously, he was CEO of Cavamont Geneva. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne. Mr Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Senior management

Our senior management is responsible for the management and representation of our company. The table below sets forth certain information concerning our senior management. All ages are as of March 31, 2020.

			At the Company
Name	Position	Age	since
James F. Park	Chief Executive Officer and Director	64	2002
Andrés Ocampo	Chief Financial Officer	42	2010
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	60	2003
Augusto Zubillaga	Chief Operating Officer	50	2006
Rodolfo Martín Terrado	Director of Operations	45	2018
Alberto Matamoros	Director of the Atlantic Region, Argentina, Brazil and Chile	48	2014
Adriana La Rotta	Director of Connections	57	2018
Marcela Vaca	Director of the Pacific Region, Colombia, Ecuador and Perú	51	2012
Salvador Minniti	Director of Exploration	65	2007
Norma Yolanda Sanchez	Director of Social and Environmental	50	2012
Agustina Wisky	Director of Capacities and Culture	43	2002
Ignacio Mazariegos	Director of New Business	34	2010
Stacy Steimel	Director of Shareholder Value	60	2017

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

Alberto Matamoros is an industrial engineer with more than 17 years of experience in the oil and gas industry. He joined GeoPark in 2014. He started his career in the Argentine oil company ASTRA, as a Production Engineer of La Ventana-Vizcacheras Block in the province of Mendoza (1997-2000). He then joined Chevron, where he worked as a Production Engineer in El Trapial Block in the province of Neuquén. Later, while working for the same company, he was appointed as Field Engineering Manager in Buenos Aires, a position he held for three more years and was later transferred to Kern County, California, to lead the production team. His experience in Chevron enabled him to manage different technical and administrative teams, designing and executing working plans focused on the optimization of resources. Mr. Matamoros holds a degree in Industrial Engineering from the Universidad Nacional del Sur and an MBA from the IAE Business School at the Austral University of Argentina.

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

Marcela Vaca joined GeoPark as Director for Colombia in August 2012. She holds a degree in Law from Colombia’s Pontificia Universidad Javeriana, a master’s degree in Commercial Law from the same university and an LLM from Georgetown University. She served in the legal department of a number of companies in the mining and energy sector in Colombia. In 2000 Mrs. Vaca joined GHK Company Colombia leading the legal, social and environmental strategy for the development of the Guaduas field and the construction of its pipeline. Prior to joining our company, Mrs. Vaca served for nine years as the General Manager of the Hupecol Group, led the development of the Caracara field, the construction of the Jaguar–Santiago Pipeline and was also involved in the structuring of the company’s asset development, its financing and sales strategy.

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

Norma Yolanda Sanchez joined GeoPark in 2012, serving as Director of Social and Environment. Ms. Sanchez holds a degree in Social Work from Universidad Industrial de Santander in Colombia and holds a masters in Corporate Social Responsibility, Accounting and Social Audit from the University of Barcelona. She has over 25 years of experience in the industry and before joining our company, she worked in Perenco Colombia Limited, Alange Energy Corp, Glencore, Petrobras and Ecopetrol.

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

Ignacio Mazariegos has served as our New Business Director since June 2019 and has been with our Company since November 2010. He previously served as Business Performance Director (from February 2018 through May 2019) and as Corporate Planning Manager (from February 2015 through January 2018). Mr. Mazariegos holds an Industrial Engineering degree and a Specialization in Oil and Gas Production from the Instituto Tecnológico de Buenos Aires (ITBA). Before joining our Company, Mr. Mazariegos worked at Esso Argentina.

Stacy Steimel joined GeoPark in February 2017 as our Shareholder Value Director. Ms. Steimel has more than 20 years of experience in the financial sector as Fund Manager and subsequently as regional CEO for PineBridge Investments, ex-AIG Investments in Latin America. Before AIG, Mrs. Steimel held positions in the US Treasury Department and at the InterAmerican Development Bank. She holds an MBA from the Pontificia Universidad Católica de Chile, an MA in Latin American Studies from the University of Texas at Austin and a BA from the College of William and Mary.

B.      Compensation

Senior management and director compensation

For the year ended December 31, 2019, we accrued approximately US$5.3 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued approximately US$10.7 million, in the aggregate, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$1.0 million corresponds to the accrual or payment for bonus cash payments granted to the Company’s executive directors based on the Company’s performance in 2019.  Our executive directors who receive performance bonuses are James F. Park and Pedro E. Aylwin Chiorrini due to their positions as Chief Executive Officer and Director of Legal and Governance, respectively.

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

Pedro E. Aylwin Chiorrini, who was appointed as an executive director in July 2013, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He received in 2019 a salary of US$0.4 million and bonus of US$0.2 million for his services as a member of senior management.

The following chart summarizes payments made to our executive directors for the year ended December 31, 2019:

					Payment in
	Cash payment				shares
	Executive
	Directors’
	Fees		Bonus		Bonus
Gerald E. O’Shaughnessy	US$	400,000		—
James F. Park	US$	800,000	US$	909,352	US$	800,000
Pedro E. Aylwin Chiorrini (1)	US$	14,625		—

(1)	These fees are related to Mr. Aylwin’s directorship in one of the Company’s subsidiaries and are included in his total compensation set forth in the paragraph above.

Bonus payments above were approved by the Compensation Committee on March 6, 2019 and reflect cash bonus payment made based on pre-defined metrics and targets by the Compensation Committee and our performance in 2018. Additionally, Mr. Park’s compensation includes an annual equity award with an aggregate value equal to one year of base salary, based on the previous year’s average share price, and with a three-year vesting period. Due to the foregoing, on May 7, 2018, Mr. Park was awarded 104,439 shares based on the 2017 average share price; on March 6, 2019, Mr. Park was awarded 52,049 shares, based on the 2018 average share price; and on May 7, 2020, Mr. Park will be awarded 44,743 shares based on the 2019 average share price.

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

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2019.

	Non-Executive	Fees paid in
Non-Executive Director	Directors’ Fees in US$	Common Shares (1)
Juan Cristóbal Pavez (2)	110,000	5,844
Carlos Gulisano (3)	108,750	5,844
Robert Bedingfield (4)	110,000	5,844
Constantin Papadimitriou (5)	88,750	5,844
Jamie B. Coulter (6)	90,000	5,844

(1)	The numbers in this column are equal to 29,220 Common Shares (which amount equals to US$500,000).
(2)	Compensation Committee Chairman and Member of Audit Committee.
(3)	Technical Committee Chairman and Member of the Compensation Committee until September 9, 2019.
(4)	Audit Committee Chairman and Member of Nomination Committee.
(5)	Member of the Audit Committee, appointed on March 6, 2019 and Member of the Compensation Committee, appointed on September 9, 2019.
(6)	Member of the Compensation Committee.

Pension and retirement benefits

Our Chief Executive Officer is entitled to benefits under a supplemental executive retirement plan, which provides that on each anniversary thereof, the Company shall credit $0.4 million in an account for the benefit of our Chief Executive Officer.  The funds in the account will accrue interest at a rate of 5%.  The contributions to the retirement plan are made on an annual basis for as long as our Chief Executive Officer remains employed by the Company and until the aggregate amount under the plan equals US$2.2 million. As of December 31, 2019, the account had a balance for the benefit of our Chief Executive Officer of US$0.7 million.

Performance-Based Employee Long-Term Incentive Program

Given the expiration of our Stock Awards Plan on November 3, 2018, in December 2018, we adopted the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those participating employees, directors, consultants and advisors of our Group to perform at the highest level and to further the best interests of the Company and our shareholders. The Plan is designed as an omnibus plan, with a 10‑year term, and encompasses all forms of equity incentive that the Company may wish to implement throughout such term. The maximum number of shares available for issuance under the Plan is 5,000,000 shares.

The following table sets forth the common share awards granted to our employees under the Plan commencing in 2020 through January 2, 2023.

Number of underlying common
shares outstanding	Grant date	Vesting date	Expiration date
800,000(1)	01/01/2020	01/02/2023	01/02/2023
44,743(2)	05/07/2020	05/07/2023	03/15/2024

(1)	Vesting of these common share awards is subject to the achievement of certain minimum financial and operational targets during a performance period ran from 2020 to 2022.
(2)	James F. Park will receive these awards on May 7, 2020, as part of his long-term equity incentive compensation. For further details, please see item 6.B.

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

On December 17, 2014, we registered 3,435,600 shares with the U.S. SEC for shares to be issued under the Stock Awards Plan. On December 12, 2018 we registered an additional 4,313,645 shares to be issued under such plan. The following table sets forth the common share awards granted to our executive directors, management and employees under the Stock Awards Plan commencing in 2008 through March 31, 2020.

Number of underlying common
shares outstanding	Grant date	Vesting date	Expiration date
817,600(1)	12/15/2010	12/15/2014	12/15/2020
478,000(1)	12/15/2011	12/15/2015	12/15/2021
379,500	12/15/2012	12/15/2016	12/15/2022
490,000	12/31/2014	12/31/2017	12/31/2022
1,619,105 (2)	06/30/2016	06/30/2019	06/30/2026
104,439 (3)	05/07/2018	05/07/2021	03/15/2022
200,000 (2)	05/31/2018	06/30/2019	06/30/2026
52,049 (3)	03/06/2019	03/06/2022	03/15/2023

(1)	Pedro E. Aylwin Chiorrini holds 40,000 shares of the 2008 award, 25,000 shares of the 2010 award and 12,000 shares of the 2011 award.
(2)	Vesting of these common share awards was subject to the achievement of certain minimum financial and operational targets during a performance period ran from 2016 to 2018.

(3)	James F. Park received these awards on May 7, 2018 and March 6, 2019, respectively, as part of his long-term equity incentive compensation. For further details, please see item 6.B.

Our executive directors, senior management and employees who have received option awards or common share awards under the Stock Awards Plan authorize the Company to deposit any common shares they have received under this plan in our Employee Benefit Trust (“EBT”). The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. “–E. Share Ownership.”

Value Creation Plan

On December 10, 2015, our Board of Directors approved a renewal of the VCP for a new period of three years, with new awards granted on January 1, 2016. Under the VCP, if as of December 31, 2018, our share price had increased by 12% per year according to the plan conditions, VCP participants (key management) would receive awards with an aggregate value equal to 10% of the excess above the market capitalization threshold (12%) generated by this share price (assuming that our share capital remained at the same level as applicable at the time of establishment of the VCP: 59,535,614 shares). The VCP performance goals were satisfied and awards thereunder have therefore vested. As per the terms of the VCP, (i) on January 2 2019, 50% of the vested awards, representing 1,488,390 shares, was issued to participants (including 439,075 issued to directors involved in the performance of the Company), and (ii) in January 2020, the remaining 50% of the awards were issued. For further details, see Note 31 to our consolidated financial statements. On January 2, 2019, Mr. Park received 193,491 shares; Mr. O’Shaughnessy received 89,303 shares; Mr. Aylwin received 111,629 shares and Mr. Gulisano received 44,652 shares due to the first 50% VCP issuance. On January 2, 2020 or subsequently thereafter, Mr. Park received 193,491 shares; Mr. O’Shaughnessy received 89,303 shares; Mr. Aylwin received 111,629 shares and Mr. Gulisano received 44,652 shares due to the second 50% VCP issuance.

During 2019, the Board of Directors renewed the VCP for a new period of three years. Under the new VCP, if as of December 31, 2021, our share price has increased by 12% per year according to the plan conditions, VCP participants (key management) will receive awards with an aggregate value equal to 5% of the excess above the market capitalization threshold (12%) generated by this share price (assuming that our share capital remained at the same level as applicable at the time of establishment of the VCP: 60,483,447 shares). As per the terms of the VCP, 50% of the awards will vest on January 1, 2022 and the other 50% will vest on January 1, 2023.

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

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its stock awards plan, as of December 31, 2019 there were approximately four million and seven hundred thousand outstanding shares that had been awarded but which had not yet vested, representing approximately 8% of the total issued share capital as of that date.

C.    Board practices

Overview

Our Board of Directors is responsible for establishing our company goals, ensuring that the necessary resources are in place to achieve these goals and reviewing our management and financial performance. Our board of directors directs and monitors the company in accordance with a framework of controls, which enable risks to be assessed and managed through clear procedures, lines of responsibility and delegated authority. Our board of directors also has responsibility for establishing our core values and standards of business conduct and for ensuring that these, together with our obligations to our shareholders, our employees, suppliers, the environment, and communities are understood throughout the company.

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on June 27, 2019. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2020. The board of directors meets regularly throughout the year, at least on a quarterly basis.

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

Audit Committee

The Audit Committee is composed of three independent directors.  The current members of the Audit Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee),  Mr. Juan Cristóbal Pavez and Mr. Constantin Papadimitriou.  Mr. Robert Bedingfield is regarded as audit committee financial expert. We have determined that Mr. Juan Cristóbal Pavez, Robert Bedingfield and Constantin Papadimitriou are independent, as such term is defined under SEC rules applicable to foreign private issuers.

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

The Audit Committee plays a central role in overseeing risk at the board level. The Committee works with management and external auditors to periodically review and monitor the company’s internal control culture and mechanisms, the adequacy of the internal control department’s size and expertise, the implementation and effectiveness of compliance policies and procedures, cybersecurity threats and contingency plans, recommendations and concerns from senior management regarding risk management, and compliance with legal and regulatory requirements.

Compensation Committee

The Compensation Committee is composed of three independent directors. The current members of the compensation committee are Mr. Juan Cristóbal Pavez (who serves as Chairman of the committee), Mr. Jamie B. Coulter and Mr. Constantin Papadimitriou, who was appointed as a member of this committee on September 9, 2019.

The Compensation Committee meets at least twice a year, and its specific responsibilities include: (a) reviewing and recommending to the board of directors the remuneration policy for the Chief Executive Officer, the Chairman, and other members of executive management; (b) reviewing the performance of our Chief Executive Officer and members of executive management; and (c) reviewing all incentive compensation plans, equity-based plans, and all modifications to such plans as well as administering and granting awards under all such plans and approving plan payouts; and (d) reviewing and making recommendations to the board of directors with respect to the adoption or modification of executive officer and director share ownership guidelines and monitor compliance with any adopted share ownership guidelines.

Nomination Committee

The Nomination Committee is composed of four directors. The members of the Nomination Committee are Mr. Gerald E. O’Shaughnessy, Mr. James F. Park, Mr. Robert Bedingfield and Mr. Pedro E. Aylwin Chiorrini (who serves as Chairman of the committee).

The Nomination Committee meets at least twice a year and its responsibilities include: (a) reviewing the structure, size and composition of the board of directors and making recommendations to the board of directors in respect of any required changes; (b) identifying, nominating and submitting for approval by the board of directors candidates to fill vacancies on the board of directors as and when they arise; (c) making recommendations to the board of directors with respect to the membership of the Audit Committee and Compensation Committee in consultation with the chairman of each committee, and with respect to the appointment of any director or executive officer or other officer other than the position of the Chairman and Chief Executive Officer;  (d) succession planning for directors and senior executives, and (e) overseeing the corporate governance structure and processes of the Company and making recommendations to the Board in this respect.

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

D.    Employees

As of December 31, 2019, we had 439 employees, representing a decrease of 4% from December 31, 2018.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated and do not reflect the impact of the acquisition of Amerisur.

	Year ended December 31,
	2019	2018	2017
Colombia	202	178	180
Chile	77	100	102
Brazil	13	12	12
Argentina	128	137	92
Peru	14	28	19
Ecuador	2	—	—
Corporate	3	2	—
Total	439	457	405

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2019,  53 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 10, 2020, members of our board of directors and our senior management held as a group 20,913,991 of our common shares and 34.5% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 10, 2020.

		Percentage of
		outstanding
(1) Shareholder	Common shares	common shares
James F. Park(1)	8,278,251	13.7%
Gerald E. O’Shaughnessy(2)	7,336,927	12.1%
Juan Cristóbal Pavez(3)	2,976,225	4.9%
Jamie B. Coulter	929,650	1.5%
Pedro E. Aylwin Chiorrini	343,015	*
Carlos Gulisano	219,694	*
Robert Bedingfield	99,558	*
Constantin Papadimitriou(4)	29,870	*
Augusto Zubillaga	*	*
Alberto Matamoros	*	*
Marcela Vaca	*	*
Salvador Minniti	*	*
Stacy Steimel	*	*
Norma Yolanda Sanchez	*	*
Agustina Wisky	*	*
Ignacio Mazariegos	*	*
Adriana La Rotta	*	*
Rodolfo Martín Terrado	*	*
Andrés Ocampo	*	*
Sub-total senior management ownership of less than 1%	700,801	1.2%
Total	20,913,991	34.5%

*Indicates ownership of less than 1% of outstanding common shares.

(1)

Held directly and indirectly by Energy Holdings, LLC, which is controlled by James F. Park, a member of our board of directors. The information set forth above and listed in the table is based on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 7, 2020, as well as more recent information made available by Mr. Park to the Company. 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.

(2)

Held directly and indirectly through GP Investments LLP, GPK Holdings LLC, The Globe Resources Group, Inc. and other investment vehicles. The information set forth above and listed in the table is based on the disclosure set forth in Mr. O’Shaughnessy’s most recent Schedule 13G filed with the SEC on February 6, 2020, as well as more recent information made available by Mr. O´Shaughnessy to the Company. 4,600,000 of these common shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.

(3)

Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 98,421 common shares held by him personally. This information is based on the disclosure set forth in Mr. Pavez’ most recent Schedule 13G filed with the SEC on February 5, 2020, as well as more recent information made available by Mr. Pavez to the Company.

(4)

Due to Constantin Papadimitriou’s position as CEO of General Oriental Investments S.A., he may be deemed to have beneficial ownership over an additional 2,090,935 shares held by Cavenham Public Growth.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 10, 2020, except for certain shareholders whose last available data is as of December 31, 2019, as noted below:

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park(1)	8,278,251	13.7%
Gerald E. O’Shaughnessy(2)	7,336,927	12.1%
Manchester Financial Group, L.P.	4,246,296	7.0%
Compass Group LLC (3)	4,733,824	7.8%
Renaissance Technologies Holdings Corporation(4)	4,509,096	7.4%
Juan Cristóbal Pavez (5)	2,976,225	4.9%
Other shareholders	28,471,480	47.1%
Total	60,552,099	100.0%

(1)

Held directly and indirectly by Energy Holdings, LLC, which is controlled by James F. Park, a member of our board of directors. The information set forth above and listed in the table is based on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 7, 2020, as well as more recent information made available by Mr. Park to the Company. 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.

(2)

Held directly and indirectly through GP Investments LLP, GPK Holdings LLC, The Globe Resources Group, Inc., and other investment vehicles. The information set forth above and listed in the table is based on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13G filed with the SEC on February 6, 2020, as well as more recent information made available by Mr. O´Shaughnessy’s to the Company. 4,600,000 of these common shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.

(3)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 12, 2020.
(4)

Beneficially owned by Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC (jointly “Renaissance”). The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 13, 2020.

(5)

Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 98,421 common shares held by him personally. This information is based on the disclosure set forth in Mr. Pavez’ most recent Schedule 13G filed with the SEC on February 5, 2020, as well as more recent information made available by Mr. Pavez to the Company.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of February 29, 2020, we had 17 registered shareholders, out of which 6  are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

LGI Termination Agreement

In November 2018, we acquired all of LGI’s equity interest in GeoPark’s Chilean and Colombian subsidiaries.

Pursuant to the sale and purchase agreement entered into on November 28, 2018 (the “LGI Termination Agreement”), we agreed to pay LGI a total consideration of up to US$126 million for its entire equity interest in GeoPark Chile, GeoPark TdF and GeoPark Colombia. The acquisition price includes a fixed payment of US$81 million paid at closing, plus two equal installments of US$15 million each, to be paid in June 2019 and June 2020, respectively, and three contingent payments of US$5 million each, which could accrue over the next three years, subject to certain production thresholds being exceeded in the Llanos 34 Block. As a consequence of the LGI Termination Agreement we have become sole shareholder of the entities referred to above. The LGI Chile Shareholders’ Agreement, the LGI Colombia Shareholders’ Agreement and the LGI line credit, each described in our annual report on the 20‑F for the fiscal year ended December 31, 2017 were also terminated.

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive compensation—Director Contracts.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2019, 2018 and 2017, please see Note 34 to our Consolidated Financial Statements.

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

In Brazil, GeoPark Brazil is a party to a class action filed by the Federal Prosecutor’s Office regarding a concession agreement of exploratory Block PN-T‑597, which the ANP initially awarded GeoPark Brazil in the 12th oil and gas bidding round held in November 2013. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brazil in December 2013 that prohibited GeoPark Brazil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. On July 17, 2015, GeoPark Brazil, at the instruction of the ANP, signed the concession agreement, which included a clause prohibiting GeoPark Brazil from conducting unconventional exploration activity in the area. Despite the clause containing the prohibition, the judge in the case concluded that the concession agreement should not be executed. Thus, GeoPark Brazil requested that the ANP comply with the decision and annul the concession agreement, which the ANP´s Board did on October 9, 2015. The annulment reverted the status of all parties to the status quo ante, which maintains GeoPark Brazil’s right to the block.

On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. The Claimants have quantified their losses in an amount up to £6,000, plus £1,800 for interests, per person. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit.

Following court hearings held in January and February 2020, an interim freezing order was imposed on Amerisur in respect to approximately £4.5 million of its assets located in the United Kingdom.

Amerisur has been negotiating with the Claimants in order to file a bank guarantee that will enable the Court to lift the freezing order.

The Court must now schedule the case management conference, where it will decide on the timetable, disclosure and costs for the proceedings.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

 On November 6, 2019, our Board of Directors declared the initiation of a quarterly cash dividend of US$0.0413 per share. The first one was paid on December 10, 2019 and the second one will be paid on April 8, 2020. The quarterly cash dividend supplements the existing share buyback program, which as of December 31, 2019, has returned US$73.1 million in value to shareholders during 2018 and 2019. However, both the quarterly cash dividend and the share buyback program will be suspended following the April 8, 2020 distribution, as part of our revised work program for 2020 to help address the recent decline in oil prices.

On February 10, 2020, our Board of Directors declared a special stock distribution of 0.004 shares per share, which was paid on March 11, 2020 to the shareholders of record at the close of business on February 25, 2020.

Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. We have recorded accumulated losses amounting to US$153.4 million as of December 31, 2019, which further limits our ability to pay dividends in the foreseeable future.

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

Additionally, any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. See “Item 3. Key Information—D. Risk factors—Risks related to our common shares—Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors” and “—We are a holding company dependent upon dividends from our subsidiaries, which may be limited by law and by contract from making distributions to us, which would affect our financial condition, including the ability to pay dividends on the common shares,” as well as “Item 10. Additional Information—B. Memorandum of association and bye-laws.”

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 10, 2020, there are 60,552,099 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and employees. See “Item 6. Directors, Senior Management and Employees.”

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

Registrar or transfer agent

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by Computershare Trust Company, N.A., who serves as branch registrar and transfer agent.

Enforcement of Judgments

We are incorporated as an exempted company with limited liability under the laws of Bermuda, and substantially all of our assets are located in Colombia, Chile, Brazil, Argentina,  Peru and Ecuador. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

A “U.S. Holder” is a beneficial owner of our common shares for U.S. federal income tax purposes that is:

•a citizen or individual resident of the United States;

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion assumes that we are not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on our common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to the passive foreign investment company rules described below, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at favorable rates. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the NYSE where our common shares are traded. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2019, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

The indirect transfer rules apply to sales of shares of an entity:

•

If such entity is an offshore holding company located in a black-listed tax haven jurisdiction as determined by Chilean tax law, or a black-listed jurisdiction, (such as Bermuda) that holds Chilean Assets; and either a Chilean resident holds 5% or more of such entity, or such entity’s rights to equity, control or profits, or 50% or more of such entity’s rights to equity or profits are held by residents in black-listed jurisdictions; or

•

the shares or rights transferred represent 10% or more of the offshore holding company (considering dispositions by related persons and over the preceding 12‑month period) and the underlying Chilean Assets indirectly transferred, in the proportion indirectly owned by the seller, (a) are valued in an amount equal to or higher than UTA 210,000 (approximately US$200 million) (adjusted by the Chilean inflation unit of reference) or (b) represent 20% or more of the market value of the interest held by such seller in such offshore holding company.

As a result of these rules, a capital gain tax of 35% will be applied by the Chilean tax authorities to the sale of any of our common shares if either of the above tests are met. This rate might be subject to change in the short term. See “Item 4. Information on the Company—B. Business overview—Industry and regulatory framework —Chile.”

As of December 31, 2019, our Chilean Assets represented more than UTA 210,000 and represent more than 29% of our total assets.

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

Based on information available to us, (i) no Chilean resident holds 5% or more of our rights to equity, control or profits; and (ii) residents in black-listed jurisdictions do not hold 50% or more of our rights to equity, control or profits. Therefore, we do not believe the indirect transfer rules will apply to transfers of our common shares, unless the shares or rights transferred represent 10% or more of the company and the other conditions described above are met (considering dispositions by related persons and over the preceding 12‑month period).

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

F.    Dividends and paying agents

Not applicable.

G.    Statement by experts

Not applicable.

H.    Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20‑F and reports on Form 6‑K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2019, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a‑15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

B.    Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a‑15(f) under the Exchange Act.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2019, its internal control over financial reporting was effective based on those criteria.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F‑2  to F-4  of our Consolidated Financial Statements herein.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period covered by this annual report on Form 20‑F that have materially affected or reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  Audit committee financial expert

We have determined that Mr. Juan Cristóbal Pavez, Mr. Constantin Papadimitriou and Mr. Robert Bedingfield are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert Bedingfield is regarded as audit committee financial expert.

ITEM 16B.  Code of Conduct

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 24, 2012, we have not waived compliance with or amended the code of conduct.

ITEM 16C.  Principal Accountant Fees and Services

Amounts billed by PwC for audit and other services were as follows:

	2019	2018
	(in millions of US$)
Audit fees	0.76	0.80
Audit related fees	0.51	—
Tax services fees	0.16	0.21
Other fees paid	0.01	—
Total	1.44	1.01

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements and other services that generally only the independent accountant reasonably can provide, such as statutory audits.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our Consolidated Financial Statements and not reported under the previous category. These services would include, among others: comfort letters, consents and assistance with and review of documents, accounting consultations and audits in connection with acquisitions, attestation of services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

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

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b‑18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2019:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Average Price	Announced Plans or	Purchased Under the Plans or
2019	Purchased	Paid per Share	Programs	Programs
January 2 to January 31, 2019	644,633	15.2	644,633	5,418,367	shares
February 1 to February 28, 2019	20,000	17.6	20,000	5,398,367	shares
March 1 to March 31, 2019	—	—	—	5,398,367	shares
April 1 to April 30, 2019	118,200	17.3	118,200	5,280,167	shares
May 1 to May 31, 2019	1,005,429	15.4	1,005,429	4,274,738	shares
June 1 to June 30, 2019	1,204,318	17.2	1,204,318	3,070,420	shares
July 1 to July 31, 2019	100,850	18.0	100,850	2,969,570	shares
August 1 to August 31, 2019	824,700	16.9	824,700	2,144,870	shares
September 1 to September 30, 2019	273,479	17.3	273,479	1,871,391	shares
October 1 to October 31, 2019	105,994	17.9	105,994	1,765,397	shares
November 1 to November 30, 2019	17,100	18.2	17,100	1,748,297	shares
December 1 to December 31, 2019	3,617	18.0	3,617	1,744,680	shares

On December 20, 2018, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares. The repurchase program begun on December 21, 2018 and expired on December 31, 2019. On February 10, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program begun on February 11, 2020 and will expire on December 31, 2020. However, both the quarterly cash dividend and the share buyback program will be suspended following the April 8, 2020 distribution, as part of our revised work program for 2020 to help address the recent decline in oil prices.

ITEM 16F.  Change in registrant’s certifying accountant

Every year, management analyses the performance and independence of our external auditor and discusses the comments with the audit committee of our board of directors. During 2019, management agreed that as the audit for our consolidated financial statements for the year ended December 31, 2019 (the “2019 Financial Statements”) was the 10-year audit to be performed by Price Waterhouse & Co. S.R.L., Argentina  (“PwC”), it was a good practice to have a rotation of independent auditor for the fiscal year 2020. The change of external auditors was analyzed by the audit committee and presented to the board of directors. On March 4, 2020, the board of directors decided that PwC would not be selected for another term. PwC will continue in the role and will undertake the audit of our consolidated financial statements for the year ended December 31, 2019. PwC’s term as our external auditor will end upon completion of the statutory audits, which is expected to occur by April 30, 2020.

The reports issued by PwC included in our consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Relating to the fiscal years ended December 31, 2019 and 2018 or any subsequent interim period preceding such termination of services with PwC, i) there was no disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter of the disagreement in connection with their report, and ii) there were no “reportable events” (as such term is defined in Item 16F of Form 20-F).

We provided PwC with a copy of the disclosures that we are making in this Annual Report on Form 20-F prior to the time this Form 20-F was filed with the SEC. We have requested that PwC furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein, a copy of which is filed as Exhibit 16.1 hereto.

On March 4, 2020, subject to approval by our shareholders at the Annual General Meeting to be held on May 7, 2020, our board of directors appointed Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) as our new independent registered public accounting firm, effective upon the completion of the statutory audits by PwC. During the fiscal years ended December 31, 2019 and 2018, and the subsequent interim period through March 31, 2020, neither we nor anyone acting on our behalf has consulted with Pistrelli, Henry Martin y Asociados S.R.L. with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Pistrelli, Henry Martin y Asociados S.R.L. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of “disagreement” or “reportable event” within the meaning of Item 16F of Form 20-F.

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

Foreign private issuers, such as us, will be exempt from these requirements if home country practice is followed. Bermuda law does not impose similar requirements, so we will not be required to implement the NYSE listing standards relating to compensation committees of domestic listed companies. All of the members of our compensation committee are independent, and the charter of our compensation committee does not require the compensation committee to consider the independence of any advisers that assist them in fulfilling their duties.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F‑1 to F-74 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).
1.4

Form of amended and restated bye-laws (incorporated herein by reference to Exhibit 3.4 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).

2.1

Indenture, dated September 21, 2017, among GeoPark Limited, the Bank of New York Mellon and Lord Securities Corporation (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 12, 2018).

2.2

Supplemental Indenture, dated as of January 28, 2019, among GeoPark Limited, GeoPark Chile S.A., Geopark Colombia Coöperatie U.A. and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2019).

2.3	Indenture dated January 17, 2020, among GeoPark Limited and the Bank of New York Mellon. *
2.4	Description of Securities*
4.1

Special Contract for the Exploration and Exploitation of Hydrocarbons, Fell Block, dated April 29, 1997, among the Republic of Chile, the Chilean Empresa Nacional de Petróleo (ENAP) and Cordex Petroleums Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).

4.2

Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the La Cuerva Block, dated April 16, 2008, between the Colombian Agencia Nacional de Hidrocarburos and Hupecol Caracara LLC (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).

4.3

Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F‑1 (File No. 333‑191068) filed with the SEC on September 9, 2013).

4.4

Contract for the sale and Purchase of Natural Gas 2017‑2027 between GeoPark Fell SpA and Methanex Chile SpA dated March 31, 2017 (incorporated herein by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 11, 2017).

4.5

Prepayment Agreement for an Amount of up to US$100,000,000, dated December 18, 2015, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS and GeoPark Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 15, 2016).

4.6

Amendment Agreement No. 1 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated September 1, 2016 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 11, 2017).

Exhibit no.	Description
4.7

Amendment Agreement No. 2 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated December 16, 2016 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 11, 2017).

4.8

Amendment Agreement No. 3 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated February 13, 2017 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 11, 2017).

4.9

Asset Purchase Agreement between GeoPark Argentina Ltd. and Pluspetrol S.A., dated December 18, 2017 (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 12, 2018).

4.10

Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A., dated April 21, 2017 (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20‑F filed with the SEC on April 12, 2018).

8.1	Subsidiaries of GeoPark Limited*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.2	Consents of DeGolyer and MacNaughton to use its report. *
16.1	Letter from Price Waterhouse & Co. S.R.L. regarding statements made in this report concerning its dismissal.*
99.1	Reserves Report of DeGolyer and MacNaughton dated February 18, 2020, for reserves in Argentina, Brazil, Chile, Colombia and Peru as of December 31, 2019.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*Filed with this Annual Report on Form 20‑F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ James F. Park
Name: James F. Park
Title: Chief Executive Officer and Deputy Chairman

Date: March 31, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GeoPark Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of GeoPark Limited and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of income and of comprehensive income, of changes in equity and of cash flows, for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Impact of estimates of proven and probable Oil and Natural Gas Reserves on Property, Plant and Equipment, net

As described in Note 2, 4 and 20 to the consolidated financial statements, the Company’s consolidated property, plant & equipment, net was $567.8 million at December 31, 2019, depreciation expense and impairment loss for non-financial assets for the year ended December 31, 2019 was $102.9 million and $7.6 million, respectively. The Company follows the successful efforts method of accounting for its oil and gas activities. Under this method, all capitalized costs of proved oil and gas properties are amortized by the units-of-production method using proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Periodic revisions to the estimated oil and natural gas reserves and related future net cash flows may be necessary as a result of a number of factors, including expected reservoir characteristics based on geological, geophysical and engineering assessments; future production rates based on historical performance and expected future operating and investment activities; future oil and natural gas prices and quality differentials; assumed effects of regulation by governmental agencies; and future development and operating costs. The Company’s estimates of oil and natural gas reserves have been developed by specialists, specifically petroleum engineers, and certified by independent specialist engaged by the Company

The principal considerations for our determination that performing procedures relating to the impact of estimates of proven and probable oil and natural gas reserves on property, plant and equipment, net is a critical audit matter are there was significant judgment by management, including the use of specialists, when developing the estimates of proven and probable oil and natural gas reserves.  This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the significant assumptions used in developing those estimates, including future production rates, future oil and natural gas prices and quality differentials, and future development and operating costs. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of proven and probable oil and natural gas reserves, the calculation of depreciation expense, and the impairment assessment of property, plant and equipment. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates, including future production rates, future oil and natural gas prices and quality differentials, and future development and operating costs, and testing the unit-of production rate used to calculate depreciation expense. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of these estimates of proven and probable oil and natural gas reserves. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as the methods and assumptions used by the specialists. The procedures performed also included tests of the data used by the specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of proven and probable oil and natural gas reserves also involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past and current performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit. In addition, for impairment tests, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained, comprising the Company’s discounted cash flow model and certain significant assumptions, including the discount.

PRICE WATERHOUSE & CO. S.R.L.

By:	/s/ Hernan Pablo Rodriguez Cancelo Araujo
Hernan Pablo Rodriguez Cancelo Araujo (Partner)

Autonomous City of Buenos Aires, Argentina

March 31, 2020

We have served as the Company’s auditor since 2009.

GEOPARK LIMITED

DECEMBER 31, 2019

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2019	2018	2017
REVENUE	7	628,907	601,161	330,122
Commodity risk management contracts	8	(22,523)	16,173	(15,448)
Production and operating costs	9	(168,964)	(174,260)	(98,987)
Geological and geophysical expenses	12	(18,593)	(13,951)	(7,694)
Administrative expenses	13	(60,818)	(52,074)	(42,054)
Selling expenses	14	(14,113)	(4,023)	(1,136)
Depreciation		(105,532)	(92,240)	(74,885)
Write-off of unsuccessful exploration efforts	20	(18,290)	(26,389)	(5,834)
Impairment loss (recognized) reversed for non-financial assets	20‑37	(7,559)	4,982	—
Other expenses		(1,840)	(2,887)	(5,088)
OPERATING PROFIT		210,675	256,492	78,996
Financial expenses	15	(41,070)	(39,321)	(53,511)
Financial income	15	2,360	3,059	2,016
Foreign exchange loss	15	(2,446)	(11,323)	(2,193)
PROFIT BEFORE INCOME TAX		169,519	208,907	25,308
Income tax expense	17	(111,762)	(106,240)	(43,145)
PROFIT (LOSS) FOR THE YEAR		57,757	102,667	(17,837)
Attributable to:
Owners of the Company		57,757	72,415	(24,228)
Non-controlling interest		—	30,252	6,391
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Basic	19	0.96	1.19	(0.40)
Earnings (Losses) per share (in US$) for profit (loss) attributable to owners of the Company. Diluted	19	0.92	1.11	(0.40)

The notes on pages 10 to 89 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2019	2018	2017
Profit (Loss) for the year	57,757	102,667	(17,837)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,498)	(4,401)	(512)
Gains on cash flow hedges	6,770	—	—
Income tax relating to gains on cash flow hedges	(2,166)	—	—
Other comprehensive profit (loss) for the year	3,106	(4,401)	(512)

Total comprehensive profit (loss) for the year	60,863	98,266	(18,349)
Attributable to:
Owners of the Company	60,863	68,014	(24,740)
Non-controlling interest	—	30,252	6,391

The notes on pages 10 to 89 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2019	2018
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	567,788	557,170
Right-of-use assets	28	13,462	—
Prepayments and other receivables	22	7,031	3,494
Other financial assets	25	10,985	10,570
Deferred income tax asset	18	26,934	31,793
TOTAL NON-CURRENT ASSETS		626,200	603,027
CURRENT ASSETS
Inventories	23	11,447	9,309
Trade receivables	24	44,178	16,215
Prepayments and other receivables	22	51,016	54,659
Derivative financial instrument assets	25	8,097	27,539
Other financial assets	25	14	898
Cash and cash equivalents	25	111,180	127,727
Assets held for sale	36.2	—	23,286
TOTAL CURRENT ASSETS		225,932	259,633
TOTAL ASSETS		852,132	862,660
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	26.1	59	60
Share premium		173,716	237,840
Reserves		112,471	111,809
Accumulated losses		(153,361)	(206,688)
Attributable to owners of the Company		132,885	143,021
TOTAL EQUITY		132,885	143,021
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	420,138	429,027
Lease liabilities	28	5,801	—
Provisions and other long-term liabilities	29	62,062	42,577
Deferred income tax liability	18	10,850	14,801
Trade and other payables	30	5,475	14,789
TOTAL NON-CURRENT LIABILITIES		504,326	501,194
CURRENT LIABILITIES
Borrowings	27	17,281	17,975
Lease liabilities	28	7,442	—
Derivative financial instrument liabilities	25	952	—
Current income tax liabilities		57,901	58,776
Trade and other payables	30	131,345	131,420
Liabilities associated with assets held for sale	36.2	—	10,274
TOTAL CURRENT LIABILITIES		214,921	218,445
TOTAL LIABILITIES		719,247	719,639
TOTAL EQUITY AND LIABILITIES		852,132	862,660

The notes on pages 10 to 89 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					(Accumulated
					Losses)	Non-
	Share	Share	Other	Translation	Retained	controlling
Amount in US$‘000	Capital	Premium	Reserve	Reserve	Earnings	Interest	Total
Equity at January 1, 2017	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income:
(Loss) Profit for the year	—	—	—	—	(24,228)	6,391	(17,837)
Other comprehensive loss for the year	—	—	—	(512)	—	—	(512)
Total Comprehensive (loss) profit for the year 2017	—	—	—	(512)	(24,228)	6,391	(18,349)
Transactions with owners:
Share-based payment (Note 31)	1	3,145	—	—	754	175	4,075
Dividends distribution to non-controlling interest	—	—	—	—	—	(479)	(479)
Total 2017	1	3,145	—	—	754	(304)	3,596
Balances at December 31, 2017	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the year	—	—	—	—	72,415	30,252	102,667
Other comprehensive loss for the year	—	—	—	(4,401)	—	—	(4,401)
Total Comprehensive (loss) profit for the year 2018	—	—	—	(4,401)	72,415	30,252	98,266
Transactions with owners:
Share-based payment (Note 31)	—	449	—	—	4,830	167	5,446
Repurchase of shares (Note 26.1)	(1)	(1,800)	—	—	—	—
Dividends distribution to non-controlling interest	—	—	—	—	—	(8,089)	(8,089)
Transactions with non-controlling interest (Note 36.1)	—	—	(13,396)	—	—	(64,245)	(77,641)
Total 2018	(1)	(1,351)	(13,396)	—	4,830	(72,167)	(82,085)
Balances at December 31, 2018	60	237,840	114,131	(2,322)	(206,688)	—	143,021
Comprehensive income:
Profit for the year	—	—	—	—	57,757	—	57,757
Other comprehensive income (loss) for the year	—	—	4,604	(1,498)	-	—	3,106
Total Comprehensive profit (loss) for the year 2019	—	—	4,604	(1,498)	57,757	—	60,863
Transactions with owners:
Share-based payment (Note 31)	3	7,144	—	—	(4,430)	—	2,717
Repurchase of shares (Note 26.1)	(4)	(71,268)	—	—	-	—	(71,272)
Cash distribution (Note 26.2)	—	—	(2,444)	—	-	—	(2,444)
Total 2019	(1)	(64,124)	(2,444)	—	(4,430)	—	(70,999)
Balances at December 31, 2019	59	173,716	116,291	(3,820)	(153,361)	—	132,885

The notes on pages 10 to 89 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$‘000	Note	2019	2018	2017
Cash flows from operating activities
Profit (Loss) for the year		57,757	102,667	(17,837)
Adjustments for:
Income tax expense	17	111,762	106,240	43,145
Depreciation		105,532	92,240	74,885
Loss on disposal of property, plant and equipment		143	272	190
Impairment loss for non-financial assets	20‑37	7,559	(4,982)	—
Write-off of unsuccessful exploration efforts	20	18,290	26,389	5,834
Accrual of borrowing’s interests		29,573	30,444	28,879
Borrowings cancellation costs	15	—	—	17,575
Amortization of other long-term liabilities	29	(429)	(1,005)	(657)
Unwinding of long-term liabilities	15	4,560	3,505	2,779
Accrual of share-based payment		2,717	5,446	4,075
Foreign exchange loss	15	2,446	11,323	2,193
Unrealized loss (gain) on commodity risk management contracts	8	26,411	(42,271)	13,300
Income tax paid		(88,638)	(67,704)	(6,925)
Changes in working capital	5	(42,254)	(6,358)	(25,278)
Cash flows from operating activities – net		235,429	256,206	142,158
Cash flows from investing activities
Purchase of property, plant and equipment		(126,316)	(124,744)	(105,604)
Acquisition of business	36.4	—	(48,850)	—
Proceeds from disposal of long-term assets	36.2	7,066	9,000	—
Cash flows used in investing activities – net		(119,250)	(164,594)	(105,604)
Cash flows from financing activities
Proceeds from borrowings		—	36,017	425,000
Debt issuance costs paid		—	—	(6,683)
Principal paid		(9,790)	(15,073)	(355,022)
Interest paid		(29,099)	(27,695)	(27,688)
Borrowings cancellation costs paid		—	—	(12,315)
Lease payments		(4,855)	—	—
Repurchase of shares	26.1	(71,272)	(1,801)	—
Proceeds from cash calls from related parties		—	—	1,155
Dividends distribution to non-controlling interest		—	(8,089)	(479)
Cash distribution	26.2	(2,444)	—	—
Payments for transactions with non-controlling interest	36.1	(15,000)	(81,000)	—
Cash flows (used in) from financing activities - net		(132,460)	(97,641)	23,968
Net (decrease) increase in cash and cash equivalents		(16,281)	(6,029)	60,522

Cash and cash equivalents at January 1		127,727	134,755	73,563
Currency translation differences		(266)	(999)	670
Cash and cash equivalents at the end of the year		111,180	127,727	134,755

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		111,159	127,707	134,734
Cash in hand		21	20	21
Cash and cash equivalents		111,180	127,727	134,755

The notes on pages 10 to 89 are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1     General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 31, 2020.

Note 2     Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1 Basis of preparation

The Consolidated Financial Statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) measured at fair value, and assets held for sale – measured at fair value less costs to sell.

The Consolidated Financial Statements are presented in thousands of United States Dollars (US$’000) and all values are rounded to the nearest thousand (US$’000), except in the footnotes and where otherwise indicated.

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

During the year ended December 31, 2019, the Group income tax expense included an out of period adjustment related to prior periods that increased the income tax expense for US$ 9,910,000. The adjustment is related to the increase in deferred tax liabilities as a result of computing as temporary differences originally considered permanent, generated between the tax and book basis of Property, plant and equipment. The Group concluded that this adjustment was not material to the current year or to any previously reported Consolidated Financial Statements.

2.1.1 Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after January 1, 2019:

•	IFRS 16 Leases
•	Prepayment Features with Negative Compensation – Amendments to IFRS 9
•	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28
•	Annual Improvements to IFRS Standards 2015 – 2017 Cycle

•	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19
•	Interpretation 23 Uncertainty over Income Tax Treatments.

The Group also elected to adopt the following amendments early:

•	Definition of Material – Amendments to IAS 1 and IAS 8

IFRS 16 - Leases

The Group has adopted IFRS 16 following the simplified approach, and has not restated comparative figures for previous reporting periods, as permitted under the specific transitional provisions in the standard. The impacts arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.4%.

The table below summarizes the initial measurement of lease liabilities:

Amounts in US$‘000	Total
Operating lease commitments disclosed as at December 31, 2018 (Note 33.3)	69,938
(Less) Contracts reassessed as not being lease contracts in accordance with IFRS 16	(34,239)
(Less) Short-term leases not recognized as a liability	(17,537)
(Less) Low-value leases not recognized as a liability	(341)
Lease liabilities recognized as at January 1, 2019 (at nominal value)	17,821
Lease liabilities recognized as at January 1, 2019 (at present value)	14,610
Classified as follows:
Current	7,967
Non-current	6,643

The table below summarizes the recognition of assets related to the adoption of IFRS 16:

Amounts in US$‘000	Total
Right-of-use assets at January 1, 2019	14,610
Additions	2,496
Depreciation during the period	(3,644)
Right-of-use assets at December 31, 2019	13,462

Impact on segment information

As a result of the change in the accounting policy, segment assets as of December 31, 2019 increased for the amount of the Right-of-use assets. Nevertheless, there is no impact on Adjusted EBITDA as a consequence of the adoption of this new standard, as specified in the indenture governing the Notes issued by the Company which considers IFRS in effect as of September 21, 2017.

Practical expedients applied

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	reliance on previous assessments on whether leases are onerous,
•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and
•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Accounting for the Group’s leasing activities

The Group leases various offices, facilities, machinery and equipment. Lease contracts are typically made for fixed periods of 1 to 7 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance expenses. The finance expense is charged to the Condensed Consolidated Statement of Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments, less any lease incentives receivable,
•	variable lease payments that are based on an index or a rate,
•	amounts expected to be payable by the lessee under residual value guarantees,
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the Condensed Consolidated Statement of Income. Short-term leases are leases with a lease term of 12 months or less. Low-value asses comprise IT equipment and small items of office furniture.

The adoption of the other amendments listed above did not have any impact on the amounts recognized in prior and current periods and are not expected to significantly affect future periods.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2019 and not early adopted.

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2.2 Going concern

The Directors regularly monitor the Group’s cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential debt covenant breaches.

Considering macroeconomic environment conditions, the performance of the operations, the US$ 425,000,000 and US$ 350,000,000 debt fundraisings completed in September 2017 and January 2020, respectively (see Notes 27 and 38.2), the Group’s cash position, and the fact that over 96% of its total indebtedness as of December 31, 2019 matures in 2024, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Chile, Argentina, Peru and Ecuador is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows: assets and liabilities are translated at the closing rate, and income and expenses are translated at average exchange rates. All resulting exchange differences are recognized in Other comprehensive income.

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

2.7 Revenue recognition

Revenue from the sale of crude oil and gas is recognized in the Consolidated Statement of Income when control is transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received. Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 33.1.

2.8 Production and operating costs

Production and operating costs are recognized in the Consolidated Statement of Income on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, and royalties are also included within this account.

2.9 Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses. The Group has capitalized the borrowing cost directly attributable to wells and facilities identified as qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Group’s general borrowings during the year, which was 6.90% at year-end 2019 (6.90% at year-end 2018 and 6.90% in 2017). Amounts capitalized during the year amounted to US$ 366,561 (US$ 257,507 in 2018 and US$ 610,841 in 2017).

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

A charge of US$18,290,000 has been recognized in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 26,389,000 in 2018 and US$ 5,834,000 in 2017). See Note 20.

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

2.11 Provisions and other long-term liabilities

Provisions for asset retirement obligations and other environmental liabilities, deferred income, restructuring obligations and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions , if any, comprise lease termination penalties and employee termination payments.

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

2.11.2 Deferred Income

Government grants relating to the purchase of property, plant and equipment and contributions received in cash from the Group’s clients to improve the project economics of gas wells are included in non-current liabilities as deferred income and they are credited to the Consolidated Statement of Income over the expected lives of the related assets. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.12 Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortization are tested annually for impairment. Assets that are subject to depreciation and/or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

During 2019, impairment loss was recognized for US$ 7,559,000 (impairment loss reversed for US$ 4,982,000 in 2018 and no impairment loss recognized or reversed in 2017). See Note 37. The write-offs are detailed in Note 20.

2.13 Lease contracts

The Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change are described in Note 2.1.1.

All current lease contracts are considered to be operating leases on the basis that the lessor retains substantially all the risks and rewards related to the ownership of the leased asset. Until December 31, 2018, payments related to operating leases and other rental agreements were recognized in the Consolidated Income Statement on a straight-line basis over the term of the contract. The Group's total commitment relating to operating leases and rental agreements is disclosed in Note 33.3.

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Finance leases has to be recognized, at the lease’s inception, at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

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

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Group does not expect that the temporary differences will revert in the foreseeable future. In the event that these differences revert in total (e.g. dividends are declared and paid), the deferred tax liability which the Group would have to recognize amounts to approximately US$ 4,000,000.

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

Amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. These financial assets comprise trade and other receivables and cash and cash equivalents in the Consolidated Statement of Financial Position. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. These financial assets are subsequently measured at amortized cost using the effective interest method, less provision for impairment, if applicable.

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

2.20 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts, if any, are shown within borrowings in the current liabilities section of the Consolidated Statement of Financial Position.

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

2.22 Derivatives and hedging activities

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and initially and subsequently measured at fair value. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The mark-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

2.22.1 Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income.

When forward contracts are used to hedge forecast transactions, the Group designates the change in fair value of the forward contract as the hedging instrument. Gains or losses relating to the effective portion of the change in the fair value of the forward contracts are recognized in Other Reserve within Equity.

Where the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedging gains and losses and the deferred time value of the option contracts or deferred forward points, if any, are included within the initial cost of the asset.

When a hedging instrument expires, or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in Equity at that time remains in Equity until the forecast transaction occurs, resulting in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in Equity are immediately reclassified to the Consolidated Statement of Income.

For more information about derivatives designated as cash flow hedges please refer to Note 38.

2.22.2 Other Derivatives

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the Consolidated Statement of Income.

For more information about derivatives related to commodity risk management please refer to Note 8 and for more information about derivatives related to currency risk management please refer to Note 15.

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

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

2.24 Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.
•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
•	"Other reserve" representing:
-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries, and
-	the changes in the fair value of the effective portion of derivatives designated as cash flow hedges.
•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
•	"(Accumulated losses) Retained earnings" representing:
-	accumulated earnings and losses, and
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end.

2.25 Share-based payment

The Group operates a number of equity-settled share-based compensation plans comprising share awards payments to employees and other third-party contractors. Share-based payment transactions are measured in accordance with IFRS 2.

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

The fair value of the share awards payments is determined at the grant date by reference to the market value of the shares and recognized as an expense over the vesting period. When the awards are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Note 3     Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

•	Currency risk
•	Price risk

•	Credit risk– concentration
•	Funding and liquidity risk
•	Interest rate risk
•	Capital risk management

The policy for managing these risks is set by the Board of Directors. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate department. The policy for each of the above risks is described in more detail below.

Currency risk

In Colombia, Chile, Argentina, Peru and Ecuador the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar, except for Ecuador where the local currency is the US Dollar, does not impact the loans, costs and revenue held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

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

Since December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$ 83,700,000 as of December 31, 2019 (US$ 92,050,000 as of  December 31, 2018), in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. The Group’s derivatives are accounted for as non-hedge derivatives as of December 31, 2019 and 2018 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur. See the impact in the Consolidated Statement of Income in Note 15.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2019, the Colombian Peso devalued by 1% (devalued by 9% in 2018 and revalued by 1% in 2017) against the US Dollar, the Chilean Peso devalued by 8% (devalued by 13% in 2018 and revalued by 8% in 2017), the Argentine Peso devalued by 59%  (102% and 17% in 2018 and 2017) and the Peruvian Peso revalued by 2% (devalued by 4% in 2018 and revalued by 4% in 2017).

If the Colombian Peso, the Chilean Peso, the Argentine Peso and the Peruvian Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 644,543 (post-tax profit lower by US$ 57,000 in 2018 and post-tax loss higher by US$ 1,538,000 in 2017).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the lease liabilities. The intercompany loan that also used to be denominated in US Dollars was fully cancelled in October 2018, reducing significantly the exposure to foreign currency fluctuation. The exchange loss generated by the Brazilian subsidiary during 2019 amounted to US$ 664,000 (loss of US$ 5,862,000 in 2018 and loss of US$ 1,274,000 in 2017).

During 2019, the Brazilian Real devalued by 4% against the US Dollar (devalued by 17% in 2018 and devalued by 2% in 2017, respectively). If the Brazilian Real had devalued 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 927,000 (post-tax profit lower by US$ 515,000 in 2018 and post-tax loss higher by US$ 3,100,000 in 2017).

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

In relation to the cash consideration payable for the acquisition of Amerisur Resources Plc, GeoPark was exposed to fluctuations of the British Pound Sterling (“GBP”) at year end. Consequently, the Group decided to manage this exposure by entering into a “Deal Contingent Forward” (DCF) with a UK Bank, in order to anticipate any currency fluctuation. This forward contract was accounted for as a cash flow hedge as of December 31, 2019 and therefore the effective portion of the changes in its fair value was recognized in Other Reserve within Equity. See Note 38.1.

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

In Argentina, the realized oil prices for the production in the Neuquen Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Between August 16, 2019 and November 13, 2019, domestic crude oil prices were regulated industry-wide at a lower price than the international markets. After that, domestic prices have been deregulated and are agreed between sellers and buyers.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 38,339,661 (post-tax profit lower by US$ 13,709,000 in 2018 and post-tax loss higher by US$ 10,423,000 in 2017).

GeoPark manages part of the exposure to crude oil price volatility using derivatives. The Group considers these derivative contracts to be an effective manner of properly managing commodity price risk. The price risk management activities mainly employ combinations of options and key parameters are based on forecasted production and budget price levels. GeoPark has also obtained credit lines from industry leading counterparties to minimize the potential cash exposure of the derivative contracts (see Note 8).

Credit risk– concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

In Colombia, during 2019, the Colombian subsidiaries made 52% of the oil sales to Trafigura (one of the world’s leading independent commodity trading and logistics houses) and 38% to Ecopetrol (the State-owned oil and gas company), with these two clients accounting for 78% of the consolidated revenue for the same period. With the expiration of the long-term contract with Trafigura in December 2018, GeoPark begun diversifying its client base in Colombia, allocating sales on a competitive basis to industry leading participants including traders and other producers. The contracts extend through 2019 with no longer term delivery commitments in place. Delivery points include wellhead and other locations on the Colombian pipeline system. GeoPark manages its counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

All the oil produced in Chile as well as the gas produced by TdF blocks until 2018 (5% of the consolidated revenue, 3% in 2018 and 5% in 2017) is sold to ENAP, the State-owned oil and gas company. In Chile, most of gas production is sold to the local subsidiary of Methanex, a Canadian public company (3% of the consolidated revenue, 3% in 2018 and 5% in 2017).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State-owned company, which is the operator of the Manati Field (4% of the consolidated revenue, 5% in 2018 and 10% in 2017). The crude oil production from the Recôncavo Basin since 2019 (representing less than a 1% of the consolidated revenue) is sold to local customers in the states of Bahia and Espirito Santo or also to Petrobras.

In Argentina, most of the gas produced is sold to Grupo Albanesi, a leading Argentine privately-held conglomerate focused on the energy market that offers natural gas, power supply and transport services to its customers. GeoPark has an annual agreement with this client in effect from May 2019 through April 2020. Gas sales in Argentina account for 1% of the consolidated revenues.

The oil sales in Argentina are diversified across clients and delivery points: i) 42% of the oil produced in Argentina (2% of the consolidated revenue) is sold locally in Neuquen, delivered at well-head; and ii) 58% of the oil produced in Argentina (3% of the consolidated revenue) is sold to major Argentinean refineries, delivered via pipeline. GeoPark manages the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

GeoPark executes oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies, therefore the Directors do not consider there to be a significant collection risk.

See disclosure in Notes 8 and 25.

Funding and Liquidity risk

In the past, the Group has been able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2019 with a cash balance of US$ 111,180,000 and over 96% of its total indebtedness matures in 2024. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 42,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

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

The most significant funding transactions executed during the last three years include:

In October 2018, the Brazilian subsidiary executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile.

In April 2018, the Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided GeoPark with access to up to US$ 25,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on March 31, 2019. GeoPark did not withdrawn any amount from this prepayment agreement.

In September 2017, the Company successfully placed US$ 425,000,000 Notes. These Notes carry a coupon of 6.50% per annum and their final maturity will be September 21, 2024. The net proceeds from the Notes were used by the Group to fully repay the 7.50% senior secured Notes due 2020 and for general corporate purposes, including capital expenditures and to repay other existing indebtedness.

In addition to that, after the balance sheet date, the Company successfully placed US$ 350,000,000 Notes. These Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). Final maturity of the Notes will be January 17, 2027. See more information in Note 38.2.

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to interest rate risk.

The Group does not face interest rate risk on its US$ 425,000,000 Notes which carry a fixed rate coupon of 6.50% per annum. Consequently, the accruals and interest payment are not substantially affected by the market interest rate changes.

At December 31, 2019, the outstanding borrowing affected by a variable rate amounted to US$ 9,607,000, representing 2% of total borrowings. It corresponds to a loan from Santander Bank taken by the Brazilian subsidiary that has a floating interest rate based on CDI (Interbank certificate of deposit), which represents the average rate of all inter-bank overnight transactions in Brazil.

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

At December 31, 2019, if 1% is added to interest rates on currency-denominated borrowings with all other variables held constant, post-tax profit for the year would have been lower by US$ 93,000 (post-tax profit lower by US$ 21,000 in 2018 and no exposure to fluctuations in the interest rate in 2017).

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

The gearing ratios at December 31, 2019 and 2018 were as follows:

Amounts in US$‘000	2019	2018
Net Debt	326,239	319,275
Total Equity	132,885	143,021
Total Capital	459,124	462,296
Gearing Ratio	71%	69%

Note 4     Accounting estimates and assumptions

Estimates and assumptions are used in preparing the financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

•

Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 37).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2019 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas. It incorporates many factors and assumptions including:

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

Note 5     Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group’s cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

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

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$‘000	2019	2018	2017
Increase (Decrease) in asset retirement obligation	13,299	(4,355)	5,943
Increase (Decrease) in provisions for other long-term liabilities	1,867	(60)	2,053
Purchase of property, plant and equipment	(733)	1,100	11,759

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$‘000	2019	2018	2017
(Increase) Decrease in Inventories	(1,675)	511	(2,031)
(Increase) Decrease in Trade receivables	(27,839)	3,423	(1,344)
Increase in Prepayments and other receivables and Other assets	(27,547)	(36,061)	(23,425)
Customer advance repayments (a)	-	(10,000)	(10,000)
Security deposit utilised (granted) (Note 36.4)	-	15,600	(15,600)
Increase in Trade and other payables	14,807	20,169	27,122
	(42,254)	(6,358)	(25,278)

(a)

In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were repaid by the Group on a monthly basis through oil deliveries until December 2018.

The following chart shows the movements in the borrowings, lease liabilities and payables to related parties for each of the periods presented:

		Lease	Payables to
Amounts in US$‘000	Borrowings	Liabilities	related parties	Total
At January 1, 2017	358,672	—	27,801	386,473
Proceeds from borrowings	425,000	—	—	425,000
Debt issuance costs paid	(6,683)	—	—	(6,683)
Proceeds from cash calls from related parties	—	—	1,155	1,155
Accrual of borrowing's interests	26,651	—	2,228	28,879
Borrowing cancellation costs	17,575	—	—	17,575
Exchange difference	(1,320)	—	1,742	422
Foreign currency translation	1,334	—	(1,742)	(408)
Principal paid	(355,022)	—	—	(355,022)
Interest paid	(27,688)	—	—	(27,688)
Borrowing cancellation costs paid	(12,315)	—	—	(12,315)
At December 31, 2017	426,204	—	31,184	457,388
Proceeds from borrowings	36,017	—	—	36,017
Accrual of borrowing's interests	28,842	—	1,602	30,444
Exchange difference	(2)	—	4,333	4,331
Foreign currency translation	(1,291)	—	(4,333)	(5,624)
Principal paid	(15,073)	—	—	(15,073)
Interest paid	(27,695)	—	—	(27,695)
Payments to related parties	—	—	(32,786)	(32,786)
At December 31, 2018	447,002	—	—	447,002
Initial recognition of lease liabilities	—	14,610	—	14,610
Addition to lease liabilities	—	2,496	—	2,496
Accrual of borrowing's interests	29,940	—	—	29,940
Exchange difference	5	566	—	571
Foreign currency translation	(639)	7	—	(632)
Unwinding of discount	—	419	—	419
Principal paid	(9,790)	—	—	(9,790)
Interest paid	(29,099)	—	—	(29,099)
Lease payments	—	(4,855)	—	(4,855)
At December 31, 2019	437,419	13,243	—	450,662

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

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period (determined as if IFRS 16 Leases has not been adopted, as specified in the indenture governing the 2024 Notes), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

Segment areas (geographical segments):

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
2019
Revenue	538,917	32,336	23,049	34,605	—	—	—	628,907
Sale of crude oil	536,986	10,551	1,469	30,024	—	—	—	579,030
Sale of gas	1,931	21,785	21,580	4,581	—	—	—	49,877
Realized loss on commodity risk management contracts	3,888	—	—	—	—	—	—	3,888
Production and operating costs	(116,944)	(19,789)	(5,953)	(26,278)	—	—	—	(168,964)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	—	—	—	(64,576)
Share-based payment	(231)	(31)	(29)	(38)	—	—	—	(329)
Other operating costs	(60,314)	(18,577)	(4,069)	(21,099)	—	—	—	(104,059)
Operating profit (loss)	297,783	(26,869)	1,750	(34,124)	(7,468)	(536)	(19,861)	210,675
Operating netback	413,120	12,218	15,055	6,691	—	—	—	447,084
Adjusted EBITDA	367,058	8,310	11,750	868	(6,540)	(535)	(17,576)	363,335

Depreciation	(46,917)	(34,826)	(7,445)	(15,618)	(576)	(1)	(149)	(105,532)
Reversal of impairment losses	—	—	—	(7,559)	—	—	—	(7,559)
Write-off	—	—	(5,120)	(13,170)	—	—	—	(18,290)
Total assets	357,125	249,207	68,480	79,062	53,993	1,119	43,146	852,132
								—
Employees (average) (a)	195	89	13	133	26	2	3	461
Employees at year end (a)	202	77	13	128	14	2	3	439

(a)	Unaudited

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2018
Revenue	497,870	37,359	30,053	35,879	—	—	601,161
Sale of crude oil	496,341	17,402	1,198	30,549	—	—	545,490
Sale of gas	1,529	19,957	28,855	5,330	—	—	55,671
Realized loss on commodity risk management contracts	(26,098)	—	—	—	—	—	(26,098)
Production and operating costs	(118,533)	(21,899)	(8,785)	(25,043)	—	—	(174,260)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	—	—	(71,836)
Share-based payment	(461)	(226)	(37)	(154)	—	—	(878)
Operating costs	(55,362)	(20,200)	(5,928)	(20,056)	—	—	(101,546)
Operating profit (loss)	309,357	(29,139)	4,370	(6,739)	(4,529)	(16,828)	256,492
Operating netback	352,672	15,153	21,306	8,527	—	—	397,658
Adjusted EBITDA	319,447	8,784	17,908	4,576	(7,077)	(13,082)	330,556

Depreciation	(42,721)	(28,203)	(10,395)	(10,640)	(245)	(36)	(92,240)
Reversal (recognition) of impairment losses	11,531	(6,549)	—	—	—	—	4,982
Write-off	(17,665)	(6,121)	(2,020)	(583)	—	—	(26,389)
Total assets	383,450	276,449	70,424	87,259	35,817	9,261	862,660

Employees (average) (a)	182	101	12	121	27	2	445
Employees at year end (a)	178	100	12	137	28	2	457

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2017
Revenue	263,076	32,738	34,238	70	—	—	330,122
Sale of crude oil	262,309	15,873	910	70	—	—	279,162
Sale of gas	767	16,865	33,328	—	—	—	50,960
Realized gain on commodity risk management contracts	(2,148)	—	—	—	—	—	(2,148)
Production and operating costs	(66,913)	(20,999)	(10,737)	(338)	—	—	(98,987)
Royalties	(24,236)	(1,314)	(3,134)	(13)	—	—	(28,697)
Share-based payment	(248)	(170)	(39)	—	—	—	(457)
Operating costs	(42,429)	(19,515)	(7,564)	(325)	—	—	(69,833)
Operating profit (loss)	116,290	(19,675)	4,434	(3,430)	(3,850)	(14,773)	78,996
Operating netback	194,013	11,222	23,540	(467)	—	—	228,308
Adjusted EBITDA	168,303	4,070	20,166	(2,183)	(3,505)	(11,075)	175,776

Depreciation	(40,010)	(23,730)	(10,809)	(159)	(139)	(38)	(74,885)
Write-off	(1,625)	(546)	(2,978)	(685)	—	—	(5,834)
Total assets	288,429	301,931	91,604	30,924	22,099	51,176	786,163

Employees (average) (a)	164	102	12	88	13	—	379
Employees at year end (a)	180	102	12	92	19	—	405

(a)	Unaudited

Approximately 61% of capital expenditure was incurred by Colombia (78% in 2018 and 76% in 2017), 8% was incurred by Chile (6% in 2018 and 10% in 2017), 4% was incurred by Brazil (2% in 2018 and 3% in 2017), 15% was incurred by Argentina (7% in 2018 and 8% in 2017) and 12% was incurred by Peru (7% in 2018 and 3% in 2017).

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

Amounts in US$ ‘000	2019	2018	2017
Operating netback	447,084	397,658	228,308
Administrative expenses	(60,130)	(48,028)	(38,937)
Geological and geophysical expenses	(23,619)	(19,074)	(13,595)
Adjusted EBITDA for reportable segments	363,335	330,556	175,776
Unrealized (loss) gain on commodity risk management contracts	(26,411)	42,271	(13,300)
Depreciation (a)	(105,532)	(92,240)	(74,885)
Share-based payment	(2,717)	(5,446)	(4,075)
Impairment and write-off of unsuccessful exploration efforts	(25,849)	(21,407)	(5,834)
Lease accounting - IFRS 16	4,855	—	—
Others (b)	2,994	2,758	1,314
Operating profit	210,675	256,492	78,996
Financial expenses	(41,070)	(39,321)	(53,511)
Financial income	2,360	3,059	2,016
Foreign exchange loss	(2,446)	(11,323)	(2,193)
Profit before tax	169,519	208,907	25,308

(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects.

Note 7     Revenue

Amounts in US$ ‘000	2019	2018	2017
Sale of crude oil	579,030	545,490	279,162
Sale of gas	49,877	55,671	50,960
	628,907	601,161	330,122

Note 8     Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars or zero-premium 3‑ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of December 31, 2019:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

April 1, 2019 - March 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 79.02 Call
April 1, 2019 - March 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 79.00 Call
July 1 , 2019 - March 31,2020	ICE BRENT	Zero Premium 3 Way	4,000	45.00‑55.00 Put 81.50 Call
October 1, 2019 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 71.00 Call
October 1, 2019 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 73.80 Call
November 1, 2019 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 65.20 Call
January 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 69.00 Call
January 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	2,000	45.00‑55.00 Put 70.00 Call

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2019	2018	2017
Realized gain (loss) on commodity risk management contracts	3,888	(26,098)	(2,148)
Unrealized (loss) gain on commodity risk management contracts	(26,411)	42,271	(13,300)
Total	(22,523)	16,173	(15,448)

During the year ending December 31, 2019, the Group hedged between 13,000 and 15,000 bbl/d via zero premium collars and three-way hedges (US$10/bbl wide put spread and call), with a minimum average Brent price of US$55/bbl and a maximum average price of US$85/bbl.

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

April 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium 3 Way	1,000	45.00‑55.00 Put 71.95 Call

Note 9     Production and operating costs

Amounts in US$ '000	2019	2018	2017
Staff costs (Note 11)	14,213	17,725	11,901
Share-based payment (Note 11)	329	878	457
Royalties	64,576	71,836	28,697
Well and facilities maintenance	27,660	20,262	14,722
Operation and maintenance	7,743	7,756	3,116
Consumables	17,625	17,444	11,902
Equipment rental	10,476	9,317	5,818
Safety and Insurance costs	4,107	3,878	2,591
Gas plant costs	3,414	5,967	6,069
Transportation costs	2,941	2,628	2,969
Field camp	2,583	2,959	2,377
Non-operated blocks costs	1,353	1,327	1,213
Other costs	11,944	12,283	7,155
	168,964	174,260	98,987

Note 10     Depreciation

Amounts in US$ ‘000	2019	2018	2017
Oil and gas properties	83,276	72,130	57,725
Production facilities and machinery	16,708	17,958	14,558
Furniture, equipment and vehicles	2,096	1,579	1,948
Buildings and improvements	804	996	844
Depreciation of property, plant and equipment (a)	102,884	92,663	75,075

Related to:
Productive assets	99,984	90,088	72,283
Administrative assets	2,900	2,575	2,792
Depreciation total (a)	102,884	92,663	75,075

(a)	Depreciation without considering capitalized costs for oil stock included in Inventories nor depreciation of right-of-use assets.

Note 11     Staff costs and Directors Remuneration

	2019	2018	2017
Number of employees at year end	439	457	405
Amounts in US$ ‘000
Wages and salaries	55,325	52,644	41,775
Share-based payments (Note 31)	2,717	5,446	4,075
Social security charges	6,888	7,464	5,364
Director’s fees and allowance	3,266	2,876	3,458
	68,196	68,430	54,672

Recognized as follows:
Production and operating costs	14,542	18,603	12,358
Geological and geophysical expenses	18,448	15,527	11,026
Administrative expenses	35,206	34,300	31,288
	68,196	68,430	54,672

Board of Directors’ and key managers’ remuneration
Salaries and fees	13,483	12,452	9,674
Share-based payments	2,251	2,918	2,322
Other benefits in kind	262	272	287
	15,996	15,642	12,283

Directors’ Remuneration

	Executive	Executive	Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees	Directors’ Bonus	Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)	(in US$)	(in US$)	(No. of Shares)	(in US$)
Gerald O’Shaughnessy	400,000	—	—	—	400,000
James F. Park	800,000	909,352	—	—	1,709,352
Pedro E. Aylwin (a)	14,625	—	—	—	14,625
Juan Cristóbal Pavez (b)	—	—	110,000	5,844	210,000
Carlos Gulisano (c)	—	—	108,750	5,844	208,750
Robert Bedingfield (d)	—	—	110,000	5,844	210,000
Jamie Coulter	—	—	90,000	5,844	190,000
Constantin Papadimitriou	—	—	88,750	5,844	188,750

(a)	Pedro E. Aylwin has a service contract that provides for him to act as Director of Legal and Governance.
(b)	Compensation Committee Chairman.
(c)	Technical Committee Chairman.
(d)	Audit Committee Chairman.

In January 2020, 439,075 shares were issued to Directors as a consequence of the vesting of the 2016 Value Creation Plan (”VCP”). See Note 31.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2019	2018	2017
Staff costs (Note 11)	18,312	15,005	10,525
Share-based payment (Note 11)	136	522	501
Allocation to capitalized project	(4,834)	(5,645)	(6,402)
Other services	4,979	4,069	3,070
	18,593	13,951	7,694

Note 13     Administrative expenses

Amounts in US$ ‘000	2019	2018	2017
Staff costs (Note 11)	29,688	27,378	24,713
Share-based payment (Note 11)	2,252	4,046	3,117
Consultant fees (a)	18,685	7,427	5,120
Office expenses	1,386	3,021	2,506
Travel expenses	4,867	4,519	2,772
Director’s fees and allowance (Note 11)	3,266	2,876	3,458
Communication and IT costs	2,928	2,395	2,109
Allocation to joint operations	(8,008)	(7,774)	(7,646)
Other administrative expenses	5,754	8,186	5,905
	60,818	52,074	42,054

(a)	The increase in consultant fees in 2019 is explained mainly by legal and other advisory services related to new business efforts

Note 14     Selling expenses

Amounts in US$ ‘000	2019	2018	2017
Transportation (a)	12,985	2,638	864
Selling taxes and other	1,128	1,385	272
	14,113	4,023	1,136

(a)

The increase in transportation costs in 2019 is explained primarily due to the difference in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Note 15     Financial results

Amounts in US$ '000	2019	2018	2017
Financial expenses
Interest and amortization of debt issue costs	(29,977)	(28,955)	(27,823)
Interest with related parties	—	(1,606)	(2,224)
Less: amounts capitalized on qualifying assets	367	258	611
Borrowings cancellation costs	—	—	(17,575)
Bank charges and other financial results	(6,900)	(5,513)	(3,721)
Unwinding of long-term liabilities	(4,560)	(3,505)	(2,779)
	(41,070)	(39,321)	(53,511)
Financial income
Interest received	2,360	3,059	2,016
	2,360	3,059	2,016
Foreign exchange gains and losses
Foreign exchange loss	(6,163)	(11,323)	(2,193)
Realized gain on currency risk management contracts	2,843	—	—
Unrealized gain on currency risk management contracts	874	—	—
	(2,446)	(11,323)	(2,193)
Total Financial results	(41,156)	(47,585)	(53,688)

Note 16     Tax reforms

Colombia

In December 2019, a tax reform was enacted in Colombia. The approved legislation included significant changes in the corporate income tax but also in other taxes and in tax related matters (as procedural rules and special regimes). This tax reform is effective 1 January 2020.

The new legislation includes a progressive reduction of the general corporate income tax rate, previously established at 40% for 2017, 37% for 2018 and 33% for 2019, as follows:

•	32% in 2020
•	31% in 2021
•	30% in 2022 and onwards.

Other changes that could affect the Group are the following:

•	The withholding tax rate on dividends for non-resident shareholders was increased from 7.5% to 10%.
•	The presumptive taxable income tax rate was reduced from 1.5% to 0.5% in 2020 and 0% in 2021.
•

Regarding thin capitalization for income tax purposes, the maximum amount of intragroup debt which interest can be deducted was reduced from 3 to 2 times the net equity of the taxpayer as of 31 December of the previous year.

•

Transfers of participations in foreign entities that represent indirect disposals of assets in Colombia remain subject to income tax or to the capital gains tax, depending on certain circumstances. New law allows a step up in basis for an indirect purchaser.

•	Former restriction on the discount of VAT paid against corporate income tax for acquisition of productive fixed assets was ratified.
•

An audit benefit was granted by the reform, establishing that tax returns of FY 2020 and 2021 showing a net income tax 30% or 20% higher, respectively, than the one declared in the previous year would be considered definitive 6 months or 12 months after became due, also respectively, if there were no objections or requests from the tax authority.

Argentina

In December 2019, driven by a change of government, a tax reform was enacted in Argentina. The most relevant tax changes are the following:

•	Corporate income tax rate of 30% in 2020, as stated for 2018 and 2019. The preceding law established a rate reduction to 25% from 2020, but it was now postponed for 2021.
•	Dividend withholding tax rate of 7% in 2020, as stated for 2018 and 2019. The preceding law established a rate increase to 13%, but it was now postponed for 2021.
•

The amount determined as tax inflation adjustment for 2019 and 2020 is allocated equally over six years. For tax years beginning on or after 1 January 2021, taxpayers may deduct or tax 100% of the negative or positive inflation adjustment in the year in which the adjustment is calculated.

•	Indirect transfer of assets or shares located in Argentina between related parties is not treated as a taxable event.
•	The deductibility of foreign exchange differences is restricted up to 30% of taxable profit before interests and depreciation.
•	The tax rate on cash withdrawals from local bank accounts was increased from 0.6% to 1.2% for Argentine entities not considered as micro and small enterprises.
•	A new tax named “Tax for an inclusive and supportive Argentina” was created. This tax levies, for a five-years period, the following transactions:
o	Purchases of foreign currency (i.e., “constitution of foreign assets”) without a specific purpose by Argentine residents.
o	Purchases of goods or services from abroad or purchases by Argentine residents abroad through credit, debit or purchase cards, including cash withdrawals made outside Argentina.
o	Purchases made online through portals or virtual websites in foreign currency.
o	Purchases of services rendered abroad through Argentine travel agencies.
o	Purchases of ground, air and water passenger services with destinations outside Argentina.

The tax rate is 30% and applies to the amount of the taxable purchases. Argentine financial institutions, credit card issuers, travel agencies and transport companies act as collection agents of the tax.

Ecuador

In December 2019, a tax reform was enacted in Ecuador. The main aspects are the following:

•	Dividends are taxed at a 25% tax rate. Dividend tax basis is 40% of the amount distributed. Benefits and reduction of tax rates provided in Tax Treaties signed by Ecuador are applicable.
•	Interest deductibility is limited up to 20% of the corporate profit before taxes, interest and depletion.
•	Advanced payment of income tax is eliminated.

Note 17     Income tax

Amounts in US$ ‘000	2019	2018	2017
Current tax	(111,371)	(101,456)	(48,449)
Deferred income tax (Note 18)	(391)	(4,784)	5,304
	(111,762)	(106,240)	(43,145)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2019	2018	2017
Profit before tax	169,519	208,907	25,308
Tax losses from non-taxable jurisdictions	49,360	42,808	22,708
Taxable profit	218,879	251,715	48,016

Income tax calculated at domestic tax rates applicable to Profit in the respective countries	(79,395)	(102,211)	(31,107)
Tax losses where no deferred tax benefit is recognized	(2,563)	(7,344)	(8,111)
Effect of currency translation on tax base	(16,795)	3,336	(2,330)
Effect of inflation adjustment for tax purposes	541	—	—
Changes in the income tax rate (Note 16)	1,279	(1,874)	542
Previously unrecognized tax losses	1,820	4,882	—
Out of period adjustment (a)	(9,910)	—	—
Non-taxable results (b)	(6,739)	(3,029)	(2,139)
Income tax	(111,762)	(106,240)	(43,145)

(a)	See Note 2.1.
(b)	Includes non-deductible expenses in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Colombia, Chile, Brazil, Argentina, Peru and Ecuador) ranges from 15% to 33%.

The Group has tax losses available which can be utilised against future taxable profit in the following countries:

Amounts in US$ ‘000	2019	2018	2017
Chile (a)	317,644	315,733	345,104
Brazil (a)	37,848	38,011	33,721
Argentina (b)	22,930	5,490	4,849
Total tax losses at December 31	378,422	359,234	383,674

(a)	Taxable losses have no expiration date.
(b)	Expiring dates for tax losses accumulated at December 31, 2019 are:

Expiring date	Amounts in US$ ‘000
2021	447
2022	1,109
2023	2,946
2024	18,428

At the balance sheet date deferred tax assets in respect of tax losses in certain companies in Chile have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 18     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2019	2018
Deferred tax at January 1	16,992	25,350
Currency translation differences	(517)	(3,574)
Income statement credit (charge)	(391)	(4,784)
Deferred tax at December 31	16,084	16,992

The breakdown and movement of deferred tax assets and liabilities as of  December 31, 2019 and 2018 are as follows:

	At the	(Charged)	Currency
	beginning	Credited to	translation		At the end
Amounts in US$ ‘000	of year	net profit	differences	Reclassification	of year
Deferred tax assets
Difference in depreciation rates and other	(3,077)	(10,947)	(14)	21,918	7,880
Taxable losses	34,870	3,462	(503)	(18,775)	19,054
Total 2019	31,793	(7,485)	(517)	3,143	26,934
Total 2018	27,636	(11,514)	(3,574)	19,245	31,793

	At the beginning	Credited (Charged)		At the end
Amounts in US$ ‘000	of year	to net profit	Reclassification	of year
Deferred tax liabilities
Difference in depreciation rates and other	(14,801)	7,094	(21,918)	(29,625)
Taxable losses	—	—	18,775	18,775
Total 2019	(14,801)	7,094	(3,143)	(10,850)
Total 2018	(2,286)	6,730	(19,245)	(14,801)

Note 19     Earnings per share

Amounts in US$ ‘000 except for shares	2019	2018	2017
Numerator: Profit (Loss) for the year attributable to owners	57,757	72,415	(24,228)
Denominator: Weighted average number of shares used in basic EPS	60,217,523	60,612,230	60,093,191
Earnings (Losses) after tax per share (US$) – basic	0.96	1.19	(0.40)

Amounts in US$ ‘000 except for shares	2019	2018	2017 (a)
Weighted average number of shares used in basic EPS	60,217,523	60,612,230	60,093,191
Effect of dilutive potential common shares (a)
Stock awards at US$ 0.001	2,433,126	4,758,552	—
Weighted average number of common shares for the purposes of diluted earnings per shares	62,650,649	65,370,782	60,093,191
Earnings (Losses) after tax per share (US$) – diluted	0.92	1.11	(0.40)

(a)	For the year ended December 31, 2017, there were 4,564,777 of potential shares that could have a dilutive impact. They were considered antidilutive due to negative earnings.

Note 20     Property, plant and equipment

			Furniture,	Production		Buildings			Exploration
	Oil & gas		equipment	facilities and		and	Construction in		and evaluation
Amounts in US$’000	properties		and vehicles	machinery		improvements	progress (a)		assets(b)		Total
Cost at January 1, 2017	692,241		14,357	132,413		10,553	32,926		61,773		944,263
Additions	7,997	(c)	954	—		—	66,953		49,455		125,359
Currency translation differences	(1,142)		(12)	(147)		(3)	(62)		(104)		(1,470)
Disposals	—		(112)	—		(189)	—		—		(301)
Write-off	—		—	—		—	—		(5,834)	(d)	(5,834)
Transfers	77,408		211	25,130		—	(61,827)		(40,922)		—
Cost at December 31, 2017	776,504		15,398	157,396		10,361	37,990		64,368		1,062,017
Additions	(5,753)	(c)	1,706	—		—	81,961		43,515		121,429
Acquisitions (Note 36.4)	52,925		254	1,616		134	—		—		54,929
Currency translation differences	(11,525)		(130)	(884)		(30)	(15)		(882)		(13,466)
Disposals	—		(46)	(417)		—	—		—		(463)
Write-off / Impairment reversal	5,109	(g)	—	(120)	(g)	—	(7)	(g)	(26,389)	(e)	(21,407)
Transfers	63,794		566	14,503		1,089	(59,332)		(20,620)		—
Assets held for sale (Note 36.2)	(163,544)		—	—		—	—		—		(163,544)
Cost at December 31, 2018	717,510		17,748	172,094		11,554	60,597		59,992		1,039,495
Additions	14,696	(c)	2,052	381		159	96,012		27,449		140,749
Currency translation differences	(3,022)		(414)	(561)		(8)	(106)		(449)		(4,560)
Disposals	—		(102)	(101)		—	—		(59)		(262)
Write-off / Impairment	(7,559)	(g)	—	—		—	—		(18,290)	(f)	(25,849)
Transfers	83,010		265	24,183		65	(86,916)		(20,607)		—
Reclassification (h)	26,302		—	(23,489)		—	—		—		2,813
Cost at December 31, 2019	830,937		19,549	172,507		11,770	69,587		48,036		1,152,386
Depreciation and write-down at January 1, 2017	(384,739)		(10,049)	(71,698)		(4,131)	—		—		(470,617)
Depreciation	(57,725)		(1,948)	(14,558)		(844)	—		—		(75,075)
Disposals	—		73	—		38	—		—		111
Currency translation differences	930		8	24		5	—		—		967
Depreciation and write-down at December 31, 2017	(441,534)		(11,916)	(86,232)		(4,932)	—		—		(544,614)
Depreciation	(72,130)		(1,579)	(17,958)		(996)	—		—		(92,663)
Disposals	—		42	149		—	—		—		191
Currency translation differences	6,292		92	337		26	—		—		6,747
Assets held for sale (Note 36.2)	148,014		—	—		—	—		—		148,014
Depreciation and write-down at December 31, 2018	(359,358)		(13,361)	(103,704)		(5,902)	—		—		(482,325)
Depreciation	(83,276)		(2,096)	(16,708)		(804)	—		—		(102,884)
Disposals	—		85	34		—	—		—		119
Currency translation differences	2,492		223	480		110	—		—		3,305
Reclassification (h)	(27,664)		—	24,851		—	—		—		(2,813)
Depreciation and write-down at December 31, 2019	(467,806)		(15,149)	(95,047)		(6,596)	—		—		(584,598)

Carrying amount at December 31, 2017	334,970		3,482	71,164		5,429	37,990		64,368		517,403
Carrying amount at December 31, 2018	358,152		4,387	68,390		5,652	60,597		59,992		557,170
Carrying amount at December 31, 2019	363,131		4,400	77,460		5,174	69,587		48,036		567,788

(a)

Construction in progress includes US$ 36,874,000 as of December 31, 2019 (US$ 22,467,000 and US$ 14,073,000 as of December 31, 2018 and 2017, respectively) of costs incurred in the Morona Block in Peru. In June 2019, GeoPark withdrew the Environmental Impact Assessment (EIA), due to a lack of definition from the Peruvian Government about whether a prior consultation process was needed for the deforestation. This decision has caused a delay in the original development progress of this project. On January 10, 2020, given such lack of definition, Perupetro granted GeoPark a new Force Majeure since June 15, 2019, until the Government pronounces a definite statement regarding the need (or not) of performing prior consultation for the reforestation works included in the corresponding environmental instrument.

(b)	Exploration wells movement and balances are shown in the table below; seismic and other exploratory assets amount to US$ 44,047,000 (US$ 48,779,000 in 2018 and US$ 53,764,000 in 2017).

Amounts in US$ ‘000	Total
Exploration wells at December 31, 2017	10,604
Additions	43,103
Write-offs	(23,733)
Transfers	(18,761)
Exploration wells at December 31, 2018	11,213
Additions	23,082
Write-offs	(12,941)
Transfers	(17,365)
Exploration wells at December 31, 2019	3,989

As of December 31, 2019, there was an exploratory well that has been capitalized for a period less than a year amounting to US$ 3,989,000.

(c)	Corresponds to the effect of change in estimate of assets retirement obligations.
(d)

Corresponds to five unsuccessful exploratory wells, one well drilled in Colombia (Llanos 34 Block), one well drilled in Brazil (REC-T‑94 Block) and three non-operated wells drilled in Argentina (Puelen and Sierra del Nevado Blocks) in 2017. The charge also includes the loss generated by the write-off of the seismic cost for Campanario and Isla Norte Blocks in Chile generated by the relinquishment of 327 sq. km in 2017.

(e)

Corresponds to nine unsuccessful exploratory wells, four wells drilled in Colombia (Tiple, Llanos 34 and Llanos 32 Blocks), two wells drilled in Brazil (POT-T‑747 and POT-T‑619 Blocks) and three wells drilled in Argentina (Puelen Block). The charge also includes the write-off of a well and other exploration costs incurred in the Fell Block (Chile) in previous years and other exploration costs incurred in the VIM‑3 Block (Colombia), and POT-T‑882 and REC-T‑93 Blocks (Brazil), for which no additional work would be performed.

(f)

Corresponds to five unsuccessful exploratory wells, four wells drilled in Argentina (Sierra del Nevado, Puelen and Aguada Baguales Blocks) and a well drilled in Brazil (POT-T-747 Block). The charge also includes the write-off of wells and other exploration costs incurred in previous years in the Argentinean Blocks for which no additional work would be performed. In addition due to the results from REC-T-94, SEAL-T-268 and POT-T-747 Blocks (Brazil), during December 2019 the Group decided to relinquish these blocks so the associated investment was written off.

(g)	See Note 37.
(h)	Corresponds to the final closing of the sale of the La Cuerva and Yamu Blocks described in Note 36.2.

Note 21     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of  December 31, 2019:

Non-controlling interest that used to be held by LG International until November 28, 2018:

•

Consolidated Statement of Comprehensive Income: Total comprehensive income for the years 2018 and 2017 included a profit of US$ 35,284,000 and US$ 13,536,000, a loss of US$ 4,273,000 and US$ 6,200,000 and a loss of US$ 758,000 and US$ 945,000 corresponding to non-controlling interest that used to be held by LGI in GeoPark Colombia S.L.U., GeoPark Chile S.p.A. and GeoPark TdF S.p.A., respectively.

•

Consolidated Statement of Changes in Equity:  Dividends distributed to non-controlling interest of US$ 8,089,000 in 2018 and US$ 479,000 in 2017 correspond to non-controlling interest that used to be held by LGI in GeoPark Colombia S.L.U.

Corporate structure reorganization

During 2019, the following changes to the Group structure have taken place as part of the corporate structure reorganization started in 2017:

•	GeoPark Perú S.A.C. incorporated a branch in Ecuador to attend the activity in that country.
•	The subsidiary that used to be named GeoPark Argentina Limited was redomiciled from Bermuda to Argentina.
•	The subsidiary GeoPark Colombia Coop U.A. was redomiciled from the Netherlands to Spain.
•	The Group finalized a merger process by which GeoPark Latin America S.L.U. continued the operations related to GeoPark Brasil S.L.U. and GeoPark Peru S.L.U.
•	The subsidiaries GeoPark S.A and GeoPark Colombia S.A were dissolved.

Details of the subsidiaries and joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A.U (Argentina)	100%
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.p.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.p.A. (Chile)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia S.L.U. (Spain)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Perú S.A.C. Sucursal Ecuador (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
Joint operations	Flamenco Block (Chile)	50% (c)
	Campanario Block (Chile)	50% (c)
	Isla Norte Block (Chile)	60% (c)
	Llanos 34 Block (Colombia)	45% (c)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18% (d)
	Sierra del Nevado Block (Argentina)	18% (d)
	CN-V Block (Argentina)	50%
	Los Parlamentos Block (Argentina)	50%
	Manati Field (Brazil)	10%
	POT-T-747 Block (Brazil)	70% (c) (d)
	REC-T-128 Block (Brazil)	70% (c)
	POT-T-785 Block (Brazil)	70% (c)
	Morona Block (Peru)	75% (c)
	Espejo Block (Ecuador)	50% (c)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (c)
	Llanos 87 Block (Colombia)	50% (c)
	Llanos 104 Block (Colombia)	50% (c)
	Llanos 123 Block (Colombia)	50% (c)
	Llanos 124 Block (Colombia)	50% (c)

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	GeoPark is the operator.
(d)	In process of relinquishment.

On July 2, 2019, GeoPark obtained regulatory approval to increase its working interest in the Tranquilo Block (Chile) to 100%.

Note 22     Prepayments and other receivables

Amounts in US$ '000	2019	2018
V.A.T.	27,052	37,811
Income tax payments in advance	20,609	9,668
Other prepaid taxes	1,069	966
To be recovered from co-ventures (Note 34)	1,035	1,819
Prepayments and other receivables	8,282	7,889
Total	58,047	58,153
Classified as follows:
Current	51,016	54,659
Non-current	7,031	3,494
Total	58,047	58,153

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2019	2018
At January 1	546	594
Foreign exchange income	4	(48)
	550	546

Note 23     Inventories

Amounts in US$ '000	2019	2018
Crude oil	4,285	3,369
Materials and spares	7,162	5,940
	11,447	9,309

Note 24     Trade receivables

Amounts in US$ '000	2019	2018
Trade receivables	44,178	16,215
Total	44,178	16,215

As of December 31, 2019 and 2018, there are no balances that were aged by more than 3 months . Trade receivables that are aged by less than three months are not considered impaired.

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

Note 25     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2019	2018
Financial assets at fair value through profit or loss
Derivative financial instrument assets	8,097	27,539
Cash and cash equivalents	42,212	53,794
	50,309	81,333
Other financial assets at amortized cost
Trade receivables	44,178	16,215
To be recovered from co-venturers (Note 34)	1,035	1,819
Other financial assets (a)	10,999	11,468
Cash and cash equivalents	68,968	73,933
	125,180	103,435
Total financial assets	175,489	184,768

(a)

Non-current other financial assets relate to contributions made for environmental obligations according to Brazilian government regulations. Current other financial assets corresponds to short-term investments with original maturities up to twelve months and over three months.

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2019	2018
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	952	—
	952	—
Other financial liabilities at amortized cost
Trade payables	83,991	69,142
Payables to LGI (Note 36.1)	15,000	29,509
To be paid to co-venturers (Note 34)	4,803	8,449
Lease liabilities	13,243	—
Borrowings	437,419	447,002
	554,456	554,102
Total financial liabilities	555,408	554,102

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2019	2018
Trade receivables
Counterparties with an external credit rating (Moody’s)
Ba1	1,037	—
B2	780	1,196
Ba2	6,156	5,511
Ba3	-	3,734
Baa3	25,447	—
Caa2	933	—
Counterparties without an external credit rating
Group1 (a)	9,825	5,774
Total trade receivables	44,178	16,215

(a)	Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2019	2018
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	6,924	1,315
A2	33,633	595
A3	13,105	765
Aaa-mf	41,219	52,563
Aa1	—	4,732
Aa3	—	17,431
AAA	3,894	14,307
Ba1	1,854	4,033
Ba2	1	1
Baa1	580	13,903
Baa1+	—	4,138
Baa2	5,408	6,534
Ba3	1,262	212
BBB	—	3,199
Counterparties without an external credit rating	14,278	15,448
Total	122,158	139,176

(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 21,000 (US$ 20,000 in 2018).

25.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
At December 31, 2019
Borrowings	37,621	27,625	507,875	—
Lease liabilities	7,442	2,494	4,479	1,053
Trade payables	83,291	700	—	—
To be paid to co-venturers	28	—	4,775	—
Payables to LGI (Note 36.1)	15,000	—	—	—
	143,382	30,819	517,129	1,053
At December 31, 2018
Borrowings	39,545	38,648	82,875	452,625
Trade payables	68,862	280	—	—
To be paid to co-venturers	8,449	—	—	—
Payables to LGI (Note 36.1)	15,000	15,000	—	—
	131,856	53,928	82,875	452,625

25.3 Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: amortized cost, financial assets at fair value through profit or loss and fair value through other comprehensive income. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

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

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at December 31, 2019 and 2018 on a recurring basis:

			At December 31
Amounts in US$ ‘000	Level 1	Level 2	2019
Assets
Cash and cash equivalents
Money market funds	42,212	—	42,212
Derivative financial instrument liabilities
Commodity risk management contracts	—	444	444
Currency risk management contracts	—	874	874
Forward contacts relating to forecast transactions	—	6,779	6,779
Total Assets	42,212	8,097	50,309
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	952	952
Total Liabilities	—	952	952

			At December 31
Amounts in US$ ‘000	Level 1	Level 2	2018
Assets
Cash and cash equivalents
Money market funds	53,794	—	53,794
Derivative financial instrument liabilities
Commodity risk management contracts	—	27,539	27,539
Total Assets	53,794	27,539	81,333

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2019.

25.3.2 Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•

The mark-to-market fair value of the Group’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

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

The fair value of these financial instruments at December 31, 2019 amounts to US$ 453,956,000
(US$ 445,582,000 in 2018). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

.

Note 26     Equity

26.1 Share capital and Share premium

Issued share capital	2019	2018
Common stock (amounts in US$ ‘000)	59	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	59,167,584	60,483,447
Total common shares in issue	59,167,584	60,483,447

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below:

26.1.1 Common shares

As of December 31, 2019, the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;
•	ranking pari passu, the right to any dividend declared and payable on common shares;

		Shares	Shares
		issued	closing	US$(`000)
GeoPark common shares history	Date	(millions)	(millions)	Closing
Shares outstanding at the end of 2017			60.6	61
Stock awards	Dec 2018	0.1	60.7	61
Stock awards	Dec 2018	(0.2)	60.5	60
Shares outstanding at the end of 2018			60.5	60
Stock awards	Jan 2019	1.5	62.0	62
Buyback program	Mar 2019	(0.7)	61.3	61
Buyback program	Jun 2019	(2.3)	59.0	59
Stock awards	Jul 2019	1.5	60.5	60
Buyback program	Sep 2019	(1.2)	59.3	59
Buyback program	Dec 2019	(0.1)	59.2	59
Shares outstanding at the end of 2019			59.2	59

26.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2019, the Company issued 29,220  (33,145 in 2018 and 70,485 in 2017) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 499,000 (US$ 449,000 in 2018 and US$ 257,000 in 2017). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On July 8, 2019, 1,484,847 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 4,311,000.

On January 2, 2019, 50% of the vested Value Creation Plan (“VCP”) awards, representing 1,488,391 common shares, was issued to key management (including 439,075 issued to Directors involved in the performance of the Company), generating a share premium of US$ 2,334,000.

On December 14, 2017, 490,000 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 2,513,000.

On September 13, 2017, 12,546 shares were issued pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 43,000.

In January 2017, 82,306 shares were issued to key management as bonus compensation, generating a share premium of US$ 332,000.

26.1.3 Buyback Program

On December 20, 2018, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares. The repurchase program begun on December 21, 2018 and expired on December 31, 2019. During 2019, the Company purchased 4,318,320 common shares (145,917 in 2018) for a total amount of US$ 71,272,000 (US$ 1,801,000 in 2018). These transactions had no impact on the Group’s results.

26.2 Cash distribution

On November 6, 2019, the Company announced that its Board of Directors declared the initiation of a quarterly cash distribution of US$ 0.0413 per share. Consequently, on December 10, 2019, US$ 2,444,000 were distributed to shareholders of record at the close of business on November 22, 2019. This distribution is deducted from Other Reserve.

Note 27     Borrowings

Amounts in US$ ‘000	2019	2018
Outstanding amounts as of December 31
2024 Notes (a)	427,812	426,993
Banco Santander (b)	9,607	20,006
Banco de Crédito e Inversiones (c)	—	3
	437,419	447,002
Classified as follows:
Current	17,281	17,975
Non-current	420,138	429,027

(a)

During September 2017, the Company successfully placed US$ 425,000,000 Notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the Notes will be September 21, 2024. The Notes are secured with a guarantee granted by GeoPark Colombia S.L.U. and GeoPark Chile S.p.A.. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the two-years period between September 22, 2019 and September 21, 2021, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.25 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b)

 During October 2018, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited- Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

(c)

During February 2016, GeoPark Fell S.p.A. executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan was 4.14% per annum. The interest and the principal were fully repaid in February 2019.

As of the date of these Consolidated Financial Statements, the Group has available credit lines for US$ 168,175,000.

Note 28     Leases

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	December	January 1,
Amounts in US$ ‘000	31, 2019	2019 (a)
Right of use assets
Production, facilities and machinery	8,785	9,398
Buildings and improvements	4,677	5,212
	13,462	14,610
Lease liabilities
Current	7,442	7,967
Non-current	5,801	6,643
	13,243	14,610
(a)

In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases. For adjustments recognized on adoption of IFRS 16 on January 1, 2019, please refer to Note 2.1.1.

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2019
Depreciation charge of Right of use assets
Production, facilities and machinery	(1,834)
Buildings and improvements	(1,810)
(3,644)

Unwinding of long-term liabilities (included in Financial results)	(419)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(13,463)
Expenses related to low-value leases (included in Administrative expenses)	(314)

Note 29     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation	Income	Other	Total
At January 1, 2018	38,075	1,452	6,757	46,284
Addition to provision	462	—	1,039	1,501
Recovery of abandonment costs and other	(4,817)	—	(1,099)	(5,916)
Acquisitions	9,738	—	—	9,738
Exchange difference	1,823	—	(46)	1,777
Foreign currency translation	(1,648)	—	—	(1,648)
Amortization	—	(1,005)	—	(1,005)
Unwinding of discount	3,250	—	173	3,423
Unused amounts reversed	—	—	(2,093)	(2,093)
Amounts used during the year	(750)	—	(124)	(874)
Liabilities associated with assets held for sale	(5,816)	—	(2,794)	(8,610)
At December 31, 2018	40,317	447	1,813	42,577
Addition to provision	13,299	2,267	1,867	17,433
Exchange difference	375	(18)	(48)	309
Foreign currency translation	(334)	—	—	(334)
Amortization	—	(429)	—	(429)
Unwinding of discount	3,573	—	77	3,650
Amounts used during the year	(1,117)	—	(27)	(1,144)
At December 31, 2019	56,113	2,267	3,682	62,062

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to contributions received to improve the project economics of the gas wells in Chile and government grants relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

Note 30     Trade and other payables

Amounts in US$ ‘000	2019	2018
V.A.T	6,718	852
Trade payables	83,991	69,142
Payables to LGI (Note 36.1)	15,000	29,509
Customer advance payments	—	6,300
Other short-term advance payments (a)	—	9,000
Staff costs to be paid	13,219	12,049
Royalties to be paid	6,294	6,238
Taxes and other debts to be paid	6,795	4,670
To be paid to co-venturers (Note 34)	4,803	8,449
	136,820	146,209
Classified as follows:
Current	131,345	131,420
Non-current	5,475	14,789

(a)	Advance payment collected in relation with the sale of La Cuerva and Yamu Blocks (see Note 36.2).

The average credit period (expressed as creditor days) during the year ended December 31, 2019 was 94 days (2018:  83 days).

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note 31     Share-based payment

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

During 2019, the Group approved a plan named Value Creation Plan (“VCP”) oriented to key Management. Main characteristics of the VCP are:

•	Awards payables in a variable number of shares which shall not exceed the quantity of 3,024,172 shares.
•	Subject to certain market conditions, among others, reaching a stock market price for the Company shares of above US$ 19.42 at vesting date.
•	Vesting date: December 31, 2021 and 2022 (50% each year).

VCP has been classified as an equity-settled plan. 20% of this plan was awarded to Directors involved in the performance of the Company.

During 2018, the Group approved a share-based compensation program for approximately 200,000 shares. Main characteristics of the Stock Awards Programs are:

•	Employees hired since July 2016 are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting date was June 30, 2019.
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

During 2016, the Group approved a share-based compensation program for 1,619,105 shares. Main characteristics of the Stock Awards Programs are:

•	All employees are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting date was June 30, 2019.
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

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table and explanations:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net loss / profit
Year of issuance	beginning	in the year	forfeited	exercised	year end	2019	2018	2017
2018	200,000	—	(68,670)	(131,330)	—	416	1,662	—
2016	1,582,426	—	(228,909)	(1,353,517)	—	50	866	865
2014	—	—	—	—	—	—	—	838
Subtotal	1,782,426	—	(297,579)	(1,484,847)	—	466	2,528	1,703
Shares granted to Non-Executive Directors	—	29,220	—	(29,220)	—	500	450	454
VCP 2019	—	378,053	—	—	378,053	951	—	—
Executive Directors Bonus	104,439	52,058	—	—	156,497	800	600	—
VCP 2016 (a)	2,976,781	—	—	(1,488,391)	1,488,390	—	1,868	1,868
Stock awards for service contracts	—	—	—	—	—	—	—	50
	4,863,646	459,331	(297,579)	(3,002,458)	2,022,940	2,717	5,446	4,075
(a)	The awards at year end were issued in January 2020, as set up in the plan.

The awards that are forfeited correspond to employees that had left the Group before vesting date.

In November 2019, the Group approved a share-based compensation program for approximately 800,000 shares. Main characteristics of the Stock Awards Programs are:

•	Grant Date: January 1, 2020 for existing employees or hiring date for new employees
•	Employees not included in the VCP and new hiring are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting date: January 2, 2023.
•

Each employee could receive between three and six salaries (to be pro-rated between the hiring date and the vesting date for new hiring) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

As the abovementioned program was granted in 2020, it has no impact on these Consolidated Financial Statements

Note 32     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in  Colombia, Chile, Brazil, Argentina, Peru and Ecuador.

GeoPark is the operator in the Llanos 34, Llanos 32, Llanos 86, Llanos 87 and Llanos 104 Blocks in Colombia, in the Flamenco, Campanario and Isla Norte Blocks in Chile, in the POT-T-747 and REC-T-128 Blocks in Brazil, in the Morona Block in Peru, and in the Espejo Block in Ecuador. Additionally, GeoPark used to be the operator in the CN-V Block in Argentina until October 2018.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2019
Colombia SAS
Llanos 34 Block	45%	208,156	3,128	211,284	(6,267)	205,017	513,378	398,953
Llanos 32 Block	12.5%	1,136	—	1,136	(519)	617	6,053	2,791
Llanos 86 Block	50.0%	21	—	21	—	21	—	—
Llanos 87 Block	50.0%	40	—	40	—	40	—	—
Llanos 104 Block	50.0%	26	—	26	—	26	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	4,623	—	4,623	(1,382)	3,241	—	(313)
Campanario Block	50%	16,445	—	16,445	(331)	16,114	—	(156)
Isla Norte Block	60%	8,896	—	8,896	(101)	8,795	—	(189)
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda.
Manati Field	10%	18,537	18,066	36,603	(15,980)	20,623	22,376	9,263
POT-T‑747	70%	—	—	—	—	—	—	(1,516)
REC-T‑128	70%	3,886	919	4,805	(143)	4,662	674	57
POT-T‑785	70%	125	—	125	—	125	—	—
GeoPark Argentina S.A.U
CN-V Block	50%	—	274	274	(237)	37	—	(15,451)
Puelen Block	18%	—	47	47	(41)	6	—	(1,959)
Sierra del Nevado Block	18%	—	63	63	(79)	(16)	—	(1,705)
GeoPark Perú S.A.C.
Morona	75%	8,921	6,862	15,783	(10,161)	5,622	—	(4,976)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	199	321	520	(610)	(90)	—	(272)
Perico	50%	304	61	365	(541)	(176)	—	(176)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2018
Colombia SAS
Llanos 34 Block	45%	174,895	3,133	178,028	(2,296)	175,732	469,404	347,772
Llanos 32 Block	12.5%	2,011	—	2,011	(449)	1,562	5,764	623
GeoPark Magallanes Ltda.
Tranquilo Block	50%	—	55	55	(428)	(373)	—	(46)
GeoPark TdF S.A.
Flamenco Block	50%	4,803	—	4,803	(1,173)	3,630	263	(5,647)
Campanario Block	50%	16,477	—	16,477	(278)	16,199	40	(1,008)
Isla Norte Block	60%	8,920	—	8,920	(72)	8,848	7	(778)
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda.
Manati Field	10%	25,741	6,364	32,105	(839)	31,266	30,053	17,963
POT-T‑747	70%	202	—	202	—	202	—	—
REC-T‑128	70%	1,398	—	1,398	(648)	750	—	—
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	8,577	328	8,905	(577)	8,328	—	(922)
Puelen Block	18%	1,881	13	1,894	(246)	1,648	—	(159)
Sierra del Nevado Block	18%	995	10	1,005	(91)	914	—	(134)
GeoPark Perú S.A.C.
Morona	75%	6,446	—	6,446	(7,016)	(570)	—	—

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2017
Colombia SAS
Llanos 34 Block	45%	131,193	4,563	135,756	(5,847)	129,909	259,815	163,917
Llanos 32 Block	12.5%	835	209	1,044	(492)	552	1,784	(319)
Yamu/Carupana Block	89.5%	4,741	1	4,742	(2,993)	1,749	3,072	(2,721)
GeoPark Magallanes Ltda.
Tranquilo Block	50%	—	55	55	(432)	(377)	—	(48)
GeoPark TdF S.A.
Flamenco Block	50%	9,893	—	9,893	(1,223)	8,670	879	(1,422)
Campanario Block	50%	17,347	—	17,347	(233)	17,114	—	(150)
Isla Norte Block	60%	9,553	—	9,553	(60)	9,493	—	(161)
GeoPark Brasil Exploração e Produção de Petróleo e Gas Ltda.
Manati Field	10%	44,167	19,126	63,293	(11,444)	51,849	34,238	12,731
POT-T‑747	70%	849	358	1,207	(1,091)	116	—	—
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	6,819	347	7,166	(984)	6,182	70	(1,163)
Puelen Block	18%	1,318	72	1,390	(232)	1,158	—	(546)
Sierra del Nevado Block	18%	568	169	737	(837)	(100)	—	(474)

Capital commitments are disclosed in Note 33.2.

Note 33     Commitments

33.1 Royalty commitments

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using a level of production sliding scale at a rate which ranges between 6%‑8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties.

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

Additionally, under the terms of the Winchester Stock Purchase Agreement, GeoPark is obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. These payments involve an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Group’s best estimate of the total commitment over the remaining life of the concession is in a range between US$ 200,000,000 and US$ 210,000,000. During 2019, the Group has accrued US$ 24,700,000 (US$ 20,551,000 in 2018 and US$ 11,369,000 in 2017) and paid US$ 18,200,000 (US$ 19,128,000 in 2018 and US$ 9,981,000 in 2017).

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

33.2 Capital commitments

33.2.1 Colombia

The VIM 3 Block minimum investment program consists of 125 km of 3D seismic, seismic reprocessing and drilling one exploratory well, with a total estimated investment of US$ 22,290,800 during the exploratory period ending November 12, 2019. Since 2018, GeoPark has requested ANH to terminate the E&P Contract due to environmental restrictions in the block. These restrictions became apparent once the National Authority of Environmental Licenses (ANLA) issued the environmental license. As of the date of these consolidated financial statements, GeoPark’s termination request is under review.

The Llanos 87 Block (50% working interest) has committed to reprocess 3D seismic and to drill four exploratory wells, which amount to US$ 12,290,000 at GeoPark’s working interest, before November 24, 2022.

The Llanos 86, Llanos 104, Llanos 123 and Llanos 124 Blocks are in Preliminary Phase as of the date of these consolidated financial statements. During this Preliminary Phase, GeoPark must request the Ministry of Interior for the certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals has been obtained, the blocks will enter into

Phase 1, where the exploratory commitments are mandatory. The investment commitments for the blocks over three-years term of Phase 1 would be the following:

•	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 8,860,000)
•	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 7,873,000)
•	Llanos 123 Block: 3D seismic reprocessing, geochemistry and 2 exploratory wells (US$ 6,334,000)
•	Llanos 124 Block: 3D seismic, 3D seismic reprocessing, geochemistry and 3 exploratory wells (US$ 9,375,000)

33.2.2 Chile

The remaining investment commitment to be assumed 100% by GeoPark for the second exploratory phase in the Flamenco, Campanario and Isla Norte Blocks are up to:

•	Flamenco Block: 1 exploratory well before November 7, 2020 (US$ 2,100,000)
•	Campanario Block: 3 exploratory wells before January 11, 2021 (US$ 4,758,000)
•	Isla Norte Block: 2 exploratory wells before November 7, 2020 (US$ 2,855,000)

As of December 31, 2019, the Group has established guarantees for its total commitments.

The drilling campaign relating to the committed wells detailed above has already started in February 2020

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

•	REC-T-128 Block: 3D seismic reprocessing and interpretation before March 26, 2020 (US$ 1,300,000).
•	POT-T-785 Block: 3D seismic and electromagnetic survey before January 29, 2023 (US$ 90,000).
•	REC-T-58 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
•	REC-T-67 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
•	REC-T-77 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
•	POT-T-834 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).

33.2.4 Argentina

The investment commitment in the Los Parlamentos Block (50% working interest) for the first exploratory period, ending on October 30, 2021, which includes 2 exploratory wells and additional 3D seismic, amounts to US$ 6,000,000, at GeoPark’s working interest.

33.2.5 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest, in the Espejo and Perico Blocks during the first exploratory period are up to:

•	Espejo Block: 3D seismic and 4 exploratory wells before June 17, 2023 (US$ 17,648,000).
•	Perico Block: 4 exploratory wells before June 16, 2023 (US$ 12,109,000).

33.3 Operating lease commitments – Group company as lessee

The Group leases offices and various plant and machinery under non-cancellable operating lease agreements. The lease terms are between 1 and 7 years, and most of lease agreements are renewable at the end of the lease period at market rate

From January 1, 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low-value leases. See Note 2.1.1.

Until December 31, 2018, operating leases related to offices, facilities, machinery and equipment were charged to the Consolidated Statement of Income for US$ 12,485,000 in 2018 and US$ 46,195,000 in 2017, and were capitalized as Property, plant and equipment for US$ 38,229,000 in 2018 and US$ 34,160,000 in 2017.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$‘000	2019	2018
Falling due within 1 year	47,450	32,180
Falling due within 1 – 3 years	18,032	5,777
Falling due within 3 – 5 years	2,500	2,793
Falling due over 5 years	1,956	—
Total minimum lease payments	69,938	40,750

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of December 31, 2019, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,278,251	13.99%
Gerald E. O’Shaughnessy (b)	7,309,002	12.35%
Compass Group LLC (c)	4,733,824	8.00%
Renaissance Technologies Holdings Corporation (d)	4,509,096	7.62%
Manchester Financial Group, LP	4,246,296	7.18%
Juan Cristóbal Pavez (e)	2,974,960	5.03%
Other shareholders	27,116,155	45.83%
	59,167,584	100.00%

(a)

Held by Energy Holdings, LLC, which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 7, 2020.

(b)

Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings, The Globe Resources Group, Inc., and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13G filed with the SEC on February 6, 2020.

(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 12, 2020.
(d)

Beneficially owned by Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC (jointly “Renaissance”). The in-formation set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 13, 2020.

(e)

Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 97,156 common shares held by him personally. This information is based solely on the disclosure set forth in Mr. Pavez’s most recent Schedule 13G filed with the SEC on February 5, 2020.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in ´000)	in the year	end	Related Party	Relationship
2019
To be recovered from co-venturers	—	1,035	Joint Operations	Joint Operations
To be paid to co-venturers	—	(4,803)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	581	—	Pedro E. Aylwin	Executive Director (b)
2018
To be recovered from co-venturers	—	1,819	Joint Operations	Joint Operations
To be paid to co-venturers	—	(8,449)	Joint Operations	Joint Operations
Financial results	1,606	—	LGI	Partner
Geological and geophysical expenses	170	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	547	—	Pedro E. Aylwin	Executive Director (b)
2017
To be recovered from co-venturers	—	2,455	Joint Operations	Joint Operations
Prepayments and other receivables	—	56	LGI	Partner
Payables account	—	(31,184)	LGI	Partner
To be paid to co-venturers	—	(10,015)	Joint Operations	Joint Operations
Financial results	2,224	—	LGI	Partner
Geological and geophysical expenses	170	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	411	—	Pedro E. Aylwin	Executive Director (b)

(a)	Corresponding to consultancy services.
(b)	Corresponding to wages and salaries for US$ 390,000 (US$ 417,000 in 2018 and US$ 271,000 in 2017) and bonus for US$ 191,000 (US$ 130,000 in 2018 and US$ 140,000 in 2017).

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note  35     Auditors Fees

Amounts in US$‘000	2019	2018	2017
Audit fees	763	797	726
Audit related fees	510	—	137
Tax services fees	165	209	212
Non-audit services fees	5	—	39
Fees paid to auditors	1,443	1,006	1,114

Non-audit services fees relate to consultancy and other services.

Note 36     Business transactions

36.1 General

Non-controlling interest in Colombia and Chile’s business from LG International

On November 28, 2018, GeoPark executed an agreement to acquire the LG International Corporation (“LGI”) interest in GeoPark’s Colombian and Chilean operations and subsidiaries.

The acquisition price included a fixed payment of US$ 81,000,000 paid at closing, plus two equal installments of US$ 15,000,000 each, to be paid in June 2019 and June 2020. Additionally, three contingent payments of US$ 5,000,000 each could be payable over the next three years, subject to certain production thresholds being exceeded. As of the date of these Consolidated Financial Statements, the first installment of US$ 15,000,000 was already paid, and the production threshold corresponding to the first contingent payment of US$ 5,000,000 was not exceeded.

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

The following table summarizes the result of this transaction:

Amounts in US$‘000	Total
Cash	81,000
Additional installments to be paid	29,427
Total consideration	110,427
Equity attributable to non-controlling interest	64,245
Trade and other payables	32,786
Total book value of the transaction	97,031
Result of the transaction recognized in Equity	13,396

36.2 Colombia

La Cuerva and Yamu Blocks

On November 2, 2018, GeoPark executed a purchase and sale agreement to sell its 100% working interest in the La Cuerva and Yamu Blocks, in Colombia. The total consideration is US$ 18,000,000, less a working capital adjustment of US$ 1,934,000, plus a contingent payment of US$ 2,000,000. Closing of the transaction took place in July 2019, after the corresponding customary regulatory approvals.

As a consequence of this transaction, GeoPark collected an advance payment of US$ 9,000,000 in November 2018 and the final payment (which includes the working capital adjustment) of US$ 7,066,000 in July 2019.

The following table summarizes the assets and liabilities related to these blocks and the result of the transaction at its closing date:

Amounts in US$‘000	Total
Advance payment	9,000
Final payment (including working capital adjustment)	7,066
Total consideration	16,066
Assets held for sale	23,211
Liabilities associated with assets held for sale	(9,447)
Other net current assets	2,416
Total identifiable net assets	16,180
Result of the transaction recognized in the Condensed Consolidated Statement of Income	(114)

Llanos 123 and Llanos 124 Blocks

On December 20, 2019, GeoPark signed final contracts for the 50% working interest and operationship in the Llanos 123 and Llanos 124 Blocks, in partnership with Hocol (a 100% subsidiary of Ecopetrol). The blocks represent attractive, low-risk, high potential exploration acreage in the Llanos Basin in proximity to the Llanos 34 Block, and surrounded by multiple producing oil and gas fields and existing infrastructure. GeoPark assumed commitments to acquire and reprocess existing 3D seismic and to drill five exploration wells for US$ 15,709,000, at GeoPark’s working interest, during the first exploration phase over the next three years.

Llanos 94 Block

In December 2019, GeoPark executed an agreement to acquire a 50% working interest in the Llanos 94 Block, subject to regulatory approval. GeoPark assumed commitments to acquire and reprocess existing 3D seismic and to drill three exploration wells for US$ 10,150,000, at GeoPark’s working interest, during the first exploration phase over the next three years.

Llanos 86, Llanos 87 and Llanos 104 Blocks

On July 11, 2019, GeoPark signed final contracts for the 50% working interest and operationship in the Llanos 86, Llanos 87 and Llanos 104 Blocks, in partnership with Hocol (a 100% subsidiary of Ecopetrol). The blocks represent significant and attractive, low-risk, high potential exploration acreage in the Llanos Basin in proximity to the Llanos 34 Block. GeoPark assumed commitments to register 3D seismic and to drill six exploration wells for US$ 29,023,000, at GeoPark’s working interest, during the first exploration phase over the next three years.

Llanos 32 Block

During the fourth quarter of 2019, GeoPark discovered the Azogue oil field where the Group’s working interest is 25% as per an additional agreement to the Llanos 32 Block Joint Operating Agreement (GeoPark non-operated, 12.5% working interest), by which GeoPark acquired a beneficial interest in a defined area within the block.

36.3 Brazil

REC-T-58, REC-T-67, REC-T-77 and POT-T-834 Blocks

In September 2019, GeoPark was preliminarily awarded the 100% working interest and operationship of the REC-T-58, REC-T-67, REC-T-77 and POT-T-834 Blocks. GeoPark assumed commitments of US$ 1,300,000 during the first exploration period of five years. Final contracts were signed on 14 February 2020.

36.4 Argentina

Aguada Baguales, El Porvenir and Puesto Touquet Blocks

On March 27, 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, less a working capital adjustment of US$ 3,150,000. The Group has estimated that there are no any future contingent payments at the acquisition date and as of the date of these consolidated financial statements either.

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

The following table summarizes the combined consideration paid for the acquired blocks and the final allocation of fair value of the assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$‘000	Total
Cash (a)	48,850
Total consideration	48,850
Property, plant and equipment (including mineral interest)	54,929
Inventories	3,659
Provision for other long-term liabilities	(9,738)
Total identifiable net assets	48,850

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

The following table summarizes both results:

Amounts in US$‘000	2019
Revenue	612,401
Profit for the period	102,873

The revenue included in the 2018 consolidated statement of comprehensive income since acquisition date contributed by the acquired business is US$ 35,879,000. The acquired business has also contributed profit of US$ 124,000 over the same period.

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

36.5 Ecuador

Espejo and Perico Blocks

On May 22, 2019, GeoPark signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in March 2019. GeoPark assumed a commitment of carrying out 3D seismic in the Espejo Block and drilling four exploration wells in each block, which amounts to US$ 29,757,000 at GeoPark’s working interest, over the next four years

Note 37     Impairment test on Property, plant and equipment

The Management of the Group considers as Cash Generating Unit (CGU) each of the blocks or group of blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to the impairment test.

As a result of the oil price crisis which started in the second half of 2014, the Group recognized an impairment loss of US$ 149,574,000 in 2015 after evaluating the recoverability of its fixed assets affected by oil price drop. In the following years the impairment tests were reviewed. Based on the analysis performed, the Group concluded that the impairment recognized should not be reversed in the current year.

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
-

The table “Oil price scenarios” was based on Brent future price estimations; the Group adjusted this market price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”);

-	The model valuation was based on the expected cash flow approach;
-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”);
-	The levels of production have been linked to certified risked 1P, 2P and 3P reserves (see Note 4);
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to the 2020 approved budget;
-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves;
-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery;
-	The carrying amount subject to impairment test includes mineral interest, if any;
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

Table Oil price scenarios (a):

	Amounts in US$per Bbl.
				Weighted market price
				used for the
Year	Low price (15%)	Middle price (60%)	High price (25%)	impairment test
2020	66.0	66.0	66.0	66.0
2021	51.8	69.0	75.9	68.1
2022	53.7	71.6	78.8	70.7
Over 2023	54.8	73.1	80.4	72.2

(a)	The percentages indicated between brackets represent the Group estimation regarding each price scenario

As a consequence of the evaluation, the following amounts of impairment loss were (recognized) reversed:

Amounts in US$‘000	2019	2018	2017
Colombia (a)	—	11,531	—
Chile (b)	—	(6,549)	—
Argentina (c)	(7,559)	—	—
Total	(7,559)	4,982	—

(a)

Reversal of impairment losses due to increases in estimated market prices and improvements in cost structure, and also the known fair value less costs of disposal of the La Cuerva and Yamu Blocks (see Note 36.2).

(b)	Recognition of impairment loss due to the termination of the sales agreement for the TdF’s blocks, with no renovation in place as of the date of these consolidated financial statements.
(c)	Recognition of impairment loss for the total amount capitalized in the CN-V Block due to a negative revision of reserves at year-end.

When evaluating the Aguada Baguales and El Porvenir Blocks, although no impairment loss was recognized, if the weighted market price used for the impairment test had been 5% lower in each of the future years, with all other variables held constant, the Group would have had to recognize an impairment against the carrying amount of property, plant and equipment of US$ 3,974,000. If the risk associated to reserves applied to the cash flow projections of this CGU had been 5% higher than management’s estimates, the Group would have had to recognize an impairment against property, plant and equipment of US$ 3,254,000. In the prior year, there were no reasonably possible changes in any of the key assumptions that would have resulted in an impairment loss in this CGU.

Note 38    Subsequent events

38.1 Business transactions

Acquisition of Amerisur Resources Plc.

On January 16, 2020, GeoPark acquired the 100% share capital of Amerisur Resources Plc, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur Resources Plc and its subsidiaries (“Amerisur”) are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos Basin) and an export oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

GeoPark paid a cash consideration of GBP 241,682,496 (equivalent to US$ 314,163,077) at closing date.

Before closing the transaction, the Group decided to manage its exposure to British Pound Sterling (“GBP”) fluctuation with respect to the abovementioned cash consideration. Consequently, on November 25, 2019, GeoPark entered into a “Deal Contingent Forward” (DCF) with a UK Bank, in order to anticipate any currency fluctuation in respect to the cash consideration payable in GBP. This forward contract used was accounted for as a cash flow hedge as of December 31, 2019 and therefore all changes in its fair value were recognized in Other Reserve within Equity.

In accordance with the acquisition method of accounting, the acquisition cost will be allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) will be adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model. The excess of acquisition cost, if any, over the net identifiable assets acquired represents goodwill.

The following table summarises the combined consideration paid for the acquired blocks, and a preliminary allocation of fair value of the assets acquired and liabilities assumed for these transactions:

Amounts in US$‘000	Total
Cash	314,163
Total consideration	314,163
Cash and cash equivalents	36,633
Trade and other receivables	47,238
Property, plant and equipment (including mineral interest)	289,532
Other assets	25,585
Provision for other long-term liabilities	(6,640)
Deferred income tax liability	(19,111)
Lease liabilites	(18,821)
Trade and other payables	(40,253)
Total identifiable net assets	314,163

The purchase price allocation detailed above is preliminary, since the valuation process is ongoing. This process will be completed during 2020. Estimated acquisition related transaction costs amounted to US$ 5,758,000.

38.2 Borrowings

Notes issuance

On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes will be fully and unconditionally guaranteed jointly and severally by GeoPark Chile S.p.A. and GeoPark Colombia S.L.U..

The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). Final maturity of the Notes will be January 17, 2027. The indenture governing the Notes due 2027 includes incurrence test covenants that provides among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

The net proceeds from the Notes were used by the Company (i) to make an intercompany loan to its wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 38.1) and to pay any related fees and expenses, and (ii) for general corporate purposes.

38.3 Equity

Buyback Program

On February 10, 2020, the Company approved a program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program begun on February 11, 2020 and will expire on December 31, 2020. These transactions have no impact on the Group’s results.

Stock distribution

On February 10, 2020, the Company announced that its Board of Directors declared a special stock distribution of 0.004 shares per share, which was paid on March 11, 2020 to the shareholders of record at the close of business on February 25, 2020.

38.4 Coronavirus and Oil Price Crisis

The 2019 coronavirus (“COVID-19”) outbreak is currently having an indeterminable adverse impact on the world economy. While the COVID-19 has begun to have numerous worldwide effects on general commercial activity, one such effect is that the price of crude oil dropped. At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be determined.

During the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met in Vienna, Austria, to discuss the prospect of extending or increasing oil production cuts, in light of a decrease in demand due to COVID-19. No consensus was reached among the 24 participating countries, effectively eliminating quotas and reduction targets as of April 1, 2020. As a consequence, Saudi Arabia, the world’s largest oil exporter, through its state-owned Company Saudi Aramco, decided to lower the OSP (Official Selling Price) of its Arab light crude by around US$8 per barrel, the largest monthly decrease in 20 years. Concurrently, it announced plans to increase production to at least 10 million barrels per day as of April. On the other hand, the sustained impact of the COVID-19 pandemic across the world has led to a sharp drop in demand since most countries continue to announce containment measures (border closures, flight cancellations, self-isolation and quarantine, large gathering restrictions and bar and restaurant closures, among others). The full extent and duration of such containment measures, and their impact on the world economy are yet uncertain.

Consequently, the Group is facing a new oil market scenario with increased oil supply mainly led by Saudi Arabia and significant demand reduction due to extreme COVID-19 containment measures. These two main factors have led to an oil surplus build up resulting in a sharp drop in oil prices (Brent fell by more than 55% between December 2019 and March 2020). At this time, given the uncertainty of the lasting effect of the COVID-19 outbreak, its impact on the Group’s business cannot be determined. GeoPark immediately took decisive measures, such as reducing the 2020 work program. Due to the severity of the current oil price outlook, additional adjustments have been made both to capital investment plans and operating and administrative costs, with continuous monitoring to adjust further if necessary.

Specifically, our program and strategy are guided by the following principles and priorities:

•	Keep Team Healthy: Protect workforce and families from the pandemic and its interruptions
•	Continuity of Field Operations: Ensure backup plans and teams in place to guarantee continuity of operations and business
•	Preserve Cash: Adjust the work program to maintain flexibility and balance sheet strength
•	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quick cash flow generating projects
•	Do More for Less: Implement operating, administrative and capital cost reduction measures
•	Stay Agile: Continuous monitoring of work programs and adjustment, up or down, as necessary
•	Build for the Long-Term: Protect critical tools and capabilities necessary for the long-term

Examples of the ongoing cost-cutting initiatives already implemented and providing results include:

•	Renegotiation of all service contracts, as well as any other type of contract
•	Improvements in operational efficiency
•	Temporary suspension of certain marginal fields
•

Overall reduction of administrative and structure costs, starting with a voluntary salary and bonus reduction by our management team and Board of Directors, as well as general renegotiation of fees and expenses

•	Temporary suspension of quarterly cash dividends and share buybacks

Effective immediately, GeoPark adjusted the 2020 capital expenditures program to US$70-80 million, approximately a 60% reduction from prior preliminary estimates (approximately $180-200 million including capital expenditures for Amerisur assets). For the whole year 2020,  GeoPark has secured an average of 33% of the estimated oil production, with a minimum average price of US$55 per barrel via three-way hedges (US$10/bbl wide put spread and call). Also, the current scenario has not impacted the approved credit lines and both Fitch and Standard & Poor’s maintained their credit ratings on our outstanding series of Notes due 2024 and 2027.

If the lower oil price scenario continues for a longer period of time and the Group is not able to further adjust the investments and operating costs structures, the Group might have to recognize an impairment against the carrying amount of property, plant and equipment in the future.

Note 39     Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities- Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008. This information includes the Group’s oil and gas production activities carried out in Colombia, Chile, Brazil, Argentina and Peru.

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December  31, 2019, 2018 and 2017. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2019
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition
Exploration	22,008	8,483	5,219	4,116	—	39,826
Development	68,818	2,611	143	25,109	14,408	111,089
Total costs incurred	90,826	11,094	5,362	29,225	14,408	150,915

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2018
Acquisition of properties
Proved	—	—	—	54,541	—	54,541
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	54,541	—	54,541
Exploration	34,242	6,221	3,217	9,383	1,269	54,332
Development	65,174	3,033	(2,220)	1,836	8,385	76,208
Total costs incurred	99,416	9,254	997	11,219	9,654	130,540

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2017
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	37,017	3,283	5,207	8,080	743	54,330
Development	49,268	10,231	1,210	167	14,074	74,950
Total costs incurred	86,285	13,514	6,417	8,247	14,817	129,280

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as at December 31, 2019, 2018 and 2017, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2019
Proved properties (a)
Equipment, camps and other facilities	79,999	84,069	4,615	3,824	172,507
Mineral interest and wells	282,973	402,392	64,179	81,393	830,937
Other uncompleted projects (b)	19,754	11,984	209	765	32,712
Unproved properties	567	45,681	1,788	—	48,036
Gross capitalized costs	383,293	544,126	70,791	85,982	1,084,192
Accumulated depreciation	(172,207)	(313,379)	(46,370)	(30,897)	(562,853)
Total net capitalized costs	211,086	230,747	24,421	55,085	521,339

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Argentina for US$ 7,559,000.
(b)	Do not include Peru capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2018
Proved properties (a)
Equipment, camps and other facilities	83,023	81,459	5,154	2,458	172,094
Mineral interest and wells	189,514	400,338	63,574	64,084	717,510
Other uncompleted projects (b)	24,061	12,233	—	1,836	38,130
Unproved properties	1,676	41,162	7,073	10,081	59,992
Gross capitalized costs	298,274	535,192	75,801	78,459	987,726
Accumulated depreciation	(122,479)	(281,062)	(43,158)	(16,363)	(463,062)
Total net capitalized costs	175,795	254,130	32,643	62,096	524,664

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Chile for US$ 6,549,000 and impairment loss reversal in Colombia for US$ 11,531,000.
(b)	Do not include Peru capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2017
Proved properties (a)
Equipment, camps and other facilities	69,906	80,611	6,036	843	157,396
Mineral interest and wells	291,050	397,031	77,264	11,159	776,504
Other uncompleted projects	11,290	12,508	70	48	23,916
Unproved properties	4,106	49,702	7,585	2,975	64,368
Gross capitalized costs	376,352	539,852	90,955	15,025	1,022,184
Accumulated depreciation	(228,793)	(253,764)	(39,509)	(5,700)	(527,766)
Total net capitalized costs	147,559	286,088	51,446	9,325	494,418

(a)	Includes capitalized amounts related to asset retirement obligations .

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2019, 2018 and 2017. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2019
Revenue	538,917	32,336	23,049	34,605	628,907
Production costs, excluding depreciation
Operating costs	(60,545)	(18,608)	(4,098)	(21,137)	(104,388)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	(64,576)
Total production costs	(116,944)	(19,789)	(5,953)	(26,278)	(168,964)
Exploration expenses (a)	(10,921)	(126)	(6,152)	(13,947)	(31,146)
Accretion expense (b)	(813)	(1,283)	(832)	(722)	(3,650)
Impairment loss for non-financial assets	—	—	—	(7,559)	(7,559)
Depreciation, depletion and amortization	(44,906)	(34,344)	(6,200)	(14,534)	(99,984)
Results of operations before income tax	365,333	(23,206)	3,912	(28,435)	317,604
Income tax benefit (expense)	(120,585)	3,481	(1,330)	8,530	(109,904)
Results of oil and gas operations	244,748	(19,725)	2,582	(19,905)	207,700

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2018
Revenue	497,870	37,359	30,053	35,879	601,161
Production costs, excluding depreciation
Operating costs	(55,823)	(20,426)	(5,965)	(20,210)	(102,424)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	(71,836)
Total production costs	(118,533)	(21,899)	(8,785)	(25,043)	(174,260)
Exploration expenses (a)	(23,953)	(6,855)	(2,846)	(2,277)	(35,931)
Accretion expense (b)	(892)	(1,105)	(918)	(508)	(3,423)
Impairment loss reversal for non-financial assets	11,531	(6,549)	—	—	4,982
Depreciation, depletion and amortization	(41,850)	(27,298)	(10,278)	(10,662)	(90,088)
Results of operations before income tax	324,173	(26,347)	7,226	(2,611)	302,441
Income tax benefit (expense)	(119,944)	3,952	(2,457)	783	(117,666)
Results of oil and gas operations	204,229	(22,395)	4,769	(1,828)	184,775

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2017
Revenue	263,076	32,738	34,238	70	330,122
Production costs, excluding depreciation
Operating costs	(42,677)	(19,685)	(7,603)	(325)	(70,290)
Royalties	(24,236)	(1,314)	(3,134)	(13)	(28,697)
Total production costs	(66,913)	(20,999)	(10,737)	(338)	(98,987)
Exploration expenses (a)	(3,856)	(1,404)	(3,985)	(707)	(9,952)
Accretion expense (b)	(855)	(994)	(930)	—	(2,779)
Depreciation, depletion and amortization	(38,721)	(22,705)	(10,659)	(8)	(72,093)
Results of operations before income tax	152,731	(13,364)	7,927	(983)	146,311
Income tax benefit (expense)	(61,161)	2,005	(2,695)	344	(61,507)
Results of oil and gas operations	91,570	(11,359)	5,232	(639)	84,804

(a)	Do not include Peru costs.
(b)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2019, 2018 and 2017 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4‑10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2019, 2018 and 2017 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2019		As of December 31, 2018		As of December 31, 2017
	Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	39,397.0	2,319.0	32,326.0	1,763.0	21,101.0	—
Chile (b)	898.0	14,406.0	696.0	11,944.0	720.0	8,688.0
Brazil (c)	48.0	14,872.0	55.0	17,339.0	76.0	23,821.0
Argentina (d)	1,658.0	5,785.0	2,058.0	6,207.0	—	—
Peru (e)	—	—	—	—	9,502.0	—
Total consolidated	42,001.0	37,382	35,135.0	37,253.0	31,399.0	32,509.0

Net proved undeveloped
Colombia (f)	51,212.0	—	42,449.0	359.0	44,398.0	—
Chile (g)	2,809.0	6,413.0	2,622.0	8,823.0	3,423.0	11,329.0
Argentina (h)	1,370.0	450.0	1,440.0	3,174.0	—	—
Peru (e)	19,210.0	—	18,460.0	—	9,215.0	—
Total consolidated	74,601.0	6,863.0	64,971.0	12,356.0	57,036.0	11,329.0

Total proved reserves	116,602.0	44,245.0	100,106.0	49,609.0	88,435.0	43,838.0

(a)

Llanos 34 Block and Llanos 32 Block account for 93% and 7% (Llanos 34 Block, La Cuerva Block, Yamu Block and Llanos 32 Block account for 96%,  1.5%,  1.5% and 1% in 2018, and Llanos 34 Block, La Cuerva Block and Yamu Block account for 98%,  1% and 1% in 2017) of the proved developed reserves, respectively.

(b)	Fell Block accounts for 100% (Fell Block accounts for 100% in 2018, and Fell Block and Flamenco Block account for 98% and 2% in 2017) of the proved developed reserves, respectively.
(c)	BCAM‑40 Block accounts for 100% of the reserves.
(d)

Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 17%,  64% and 19% (Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 48%,  33% and 19% in 2018) of the proved developed reserves, respectively .

(e)	Morona Block accounts for 100% of the reserves.
(f)

Llanos 34 Block and Llanos 32 Block account 96% and 4% (Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%,  2% and 1% in 2018, and Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%,  2% and 1% in 2017) of the proved undeveloped reserves, respectively .

(g)	Fell Block accounts for 100% (Fell Block accounts for 100% in 2018, and Fell Block and Flamenco Block account for 97% and 3% in 2017) of the proved undeveloped reserves, respectively .
(h)	Aguada Baguales Block accounts for 100% (Aguada Baguales Block and El Porvenir Block account for 75% and 25% in 2018) of the proved undeveloped reserves, respectively .

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Chile	Brazil	Argentina	Peru	Total
Reserves as of December 31, 2016	37,340.0	6,599.0	72.0	—	18,621.0	62,632.0
Increase (decrease) attributable to:
Revisions (a)	6,315.0	(2,109)	19.0	—	96	4,321.0
Extensions and discoveries (b)	29,047.0	—	—	—	—	29,047.0
Production	(7,203.0)	(347.0)	(15.0)	—	—	(7,565.0)
Reserves as of December 31, 2017	65,499.0	4,143.0	76.0	—	18,717.0	88,435.0
Increase (decrease) attributable to:
Revisions (c)	9,826.0	(586.0)	(6)	—	(257)	8,977.0
Extensions and discoveries (d)	8,839.0	41	—	—	—	8,880.0
Purchase of Minerals in place (e)	—	—	—	3,968	—	3,968.0
Production	(9,389.0)	(280.0)	(15.0)	(470.0)	—	(10,154.0)
Reserves as of December 31, 2018	74,775.0	3,318.0	55.0	3,498.0	18,460.0	100,106.0
Increase (decrease) attributable to:						—
Revisions (f)	18,341.0	541.0	4.0	95.0	750.0	19,731.0
Extensions and discoveries (g)	8,071.0	36.0	—	—	—	8,107.0
Production	(10,578.0)	(188.0)	(11.0)	(565.0)	—	(11,342.0)
Reserves as of December 31, 2019	90,609.0	3,707.0	48.0	3,028.0	19,210.0	116,602.0

(a)	For the year ended December 31, 2017, the Group’s oil and condensate proved reserves were revised upward by 4.3 mmbbl. The primary factors leading to the above were:

-Better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block, resulting in an increase of 3.8 mmbbl.

-The impact of higher average oil prices resulting in a 2.5 mmbbl and 0.4 mmbbl increase in reserves from the blocks in Colombia and Chile, respectively.

-Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan in the Fell Block in Chile, resulting in a 2.4 mmbbl decrease.

(b)

In Colombia, the extensions and discoveries are primary due to the Chiricoca, Jacamar, and Curucucu field discoveries in the Llanos 34 Block and the Tigana and Jacana field extensions in the Llanos 34 Block.

(c)	For the year ended December 31, 2018, the Group’s oil and condensate proved reserves were revised upward by 9.0 mmbbl. The primary factors leading to the above were:

-Better than expected performance from existing wells, from the Tigana and Jacana fields in the Llanos 34 Block, resulting in an increase of 15.4 mmbbl.

-The impact of higher average oil prices resulting in a 0.7 mmbbl, 1.0 mmbbl and 0.3 mmbbl increase in reserves from the blocks in Colombia, Peru and Chile, respectively.

-Such increase was partially offset by a decrease in reserves mainly related to a change in a previously adopted development plan in Max, Tua, Chachalaca Sur, Tilo, and Jacamar fields in the Llanos 34 Block, resulting in a 6.3 mmbbl decrease. Also, lower than expected performance from existing wells in Fell Block, resulted in a 0.8 mmbbl decrease. Finally, revisions in Peru resulted in a 1.3 mmbbl decrease.

(d)	In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Tigui field discovery in the Llanos 34 Block.
(e)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018. See Note 36.4 for further details.
(f)	For the year ended December 31, 2019, the Group’s oil and condensate proved reserves were revised upward by 19.7 mmbbl. The primary factors leading to the above were:

- A technical revision of the expected results of future wells in Jacana and Tigana Fields that led to an increase in reserves of 12.3 mmbbl .

- Better than expected performance from existing wells that increase the proved developed reserves, mostly originated in Colombia (6.3 mmbbl) from the Tigana and Jacana fields in the Llanos 34 Block. There were also minor increments in Argentina (0.4 mmbbl) originated in better performance of the Aguada Baguales Field wells ; and in Chile (0.3 mmbbl) mostly in Yagan Norte, Konawentru, Alakaluf and Yagan Fields.

- An updated geological model for the Situche Field in Morona Block originated a new estimation of the proved original oil in place volumes that increment the proved undevelop reserves of the block in 0.7 mmbbl .

- Such increase was partially offset by a lower average oil prices resulted in a 0.3 mmbbl and 0.3 mmbbl decrease in reserves from the blocks in Colombia and Argentina, respectively.

- There were also better well types consider for the Kiuaku, Loij and Konawentru Field that originated a minor increment of 0.2 mmbbl partially compensated by a reduction of 0.04 mmbbl in Argentina Challaco Field condensate due to an unsuccesfull well.

(g)

In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Guaco field discovery in Llanos 34 Block and Azogue field discovery in Llanos 32 Block. In the Fell Block in Chile, the discovery of the Jauke field.

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Chile	Brazil	Argentina	Total
Reserves as of December 31, 2016	—	36,300.0	29,525.0	—	65,825.0
Increase (decrease) attributable to:
Revisions (a)	—	(13,725)	59.0	—	(13,666.0)
Extensions and discoveries (b)	—	1,187.0	—	—	1,187.0
Production	—	(3,745.0)	(5,763.0)	—	(9,508.0)
Reserves as of December 31, 2017	—	20,017.0	23,821.0	—	43,838.0
Increase (decrease) attributable to:
Revisions (c)	—	544.0	(679.0)	—	(135.0)
Extensions and discoveries (d)	2,122	3,909.0	—	—	6,031.0
Purchase of Minerals in place (e)	—	—	—	10,452	10,452.0
Production	—	(3,703.0)	(5,803.0)	(1,071)	(10,577.0)
Reserves as of December 31, 2018	2,122	20,767.0	17,339.0	9,381	49,609.0
Increase (decrease) attributable to:
Revisions (f)	621	(167)	1,812.0	(1,791)	475.0
Extensions and discoveries (g)	295.0	5,386.0	—	—	5,681.0
Production	(719)	(5,167.0)	(4,279.0)	(1,355.0)	(11,520.0)
Reserves as of December 31, 2019	2,319.0	20,819.0	14,872.0	6,235.0	44,245.0

(a)	For the year ended December 31, 2017, the Group’s proved natural gas reserves were revised downwards by 13.7 billion cubic feet. This was the combined effect of:

-Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and unsuccessful proved undeveloped executions in the Fell Block in Chile (totalling 21.3 billion cubic feet).

-The above was partially offset by an increase of 6.8 billion cubic feet due to a better performance in the proved developed producing reserves in the Fell Block in Chile and the impact of higher average prices that resulted in an increase of 0.8 billion cubic feet.

(b)	In Chile, the extensions and discoveries are primary due to the Uaken Field discovery in the Fell Block.
(c)	For the year ended December 31, 2018, the Group’s proved natural gas reserves were revised downwards by 0.1 billion cubic feet. This was the combined effect of:

-       Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and lower than expected performance from existing wells in the Fell Block in Chile (totalling 2.0 billion cubic feet).

-       Lower than expected performance from existing wells in BCAM‑40 Block, resulting in a decrease of 0.7 billion cubic feet.

-       The above was partially offset by higher average prices that resulted in an increase of 2.5 billion cubic feet in the Fell Block in Chile.

(d)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Llanos 32 Block, in Colombia.
(e)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018. See Note Une Formation in the Llan
(f)	For the year ended December 31, 2019, the Group’s proved natural gas reserves were revised upward by 0.5 billion cubic feet. This was the combined effect of:

-       Increase of proved developed reserves due to better performance of existing wells in Chile (2.2 billion cubic feet) mostly associated to Pampa Larga, Ache and Monte Aymond Fields; in Brazil (1.8 billion cubic feet) in Manati Field; Colombia (0.6 billion cubic feet) due to a better performance of Tigana and Jacana Fields; and Argentina (0.1 billion cubic feet) mostly associated to a better performace of wells in Aguada Baguales.

       The above was partially offset by lower than expected performance for the proved undeveloped reserves in Chile (2.4 billion cubic feet) mostly associated to the increase of water production in Ache Field; and Argentina (1.3 billion cubic feet) associated to an unsuccessful well drilled in Challaco Bajo Field.

       Lower average prices resulted in a decrease of 0.5 billion cubic feet reduction in gas proved developed reserves in Argentina

(g)

The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Azogue field in the Llanos 32 Block, in Colombia.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12‑month period for 2019, 2018 and 2017 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
At December 31, 2019
Future cash inflows	4,323,914	294,202	86,191	187,064	1,255,239	6,146,610
Future production costs	(1,159,621)	(104,688)	(32,608)	(118,797)	(512,607)	(1,928,321)
Future development costs	(276,804)	(35,420)	(2,166)	(49,595)	(278,388)	(642,373)
Future income taxes	(858,700)	(5,594)	(1,409)	(2,251)	(143,416)	(1,011,370)
Undiscounted future net cash flows	2,028,789	148,500	50,008	16,421	320,828	2,564,546
10% annual discount	(715,217)	(44,277)	(6,626)	(5,080)	(199,611)	(970,811)
Standardized measure of discounted future net cash flows	1,313,572	104,223	43,382	11,341	121,217	1,593,735
At December 31, 2018
Future cash inflows	4,059,619	317,437	102,104	277,429	1,352,159	6,108,748
Future production costs	(983,782)	(156,724)	(49,255)	(173,053)	(441,801)	(1,804,615)
Future development costs	(207,630)	(39,360)	(3,752)	(54,400)	(293,468)	(598,610)
Future income taxes	(848,519)	(2,515)	(2,231)	(6,610)	(189,922)	(1,049,797)
Undiscounted future net cash flows	2,019,688	118,838	46,866	43,366	426,968	2,655,726
10% annual discount	(640,625)	(29,008)	(5,317)	(8,499)	(188,435)	(871,884)
Standardized measure of discounted future net cash flows	1,379,063	89,830	41,549	34,867	238,533	1,783,842
At December 31, 2017
Future cash inflows	2,434,954	284,711	157,527	—	1,047,540	3,924,732
Future production costs	(531,751)	(131,788)	(56,311)	—	(466,110)	(1,185,960)
Future development costs	(187,414)	(57,690)	(7,524)	—	(235,920)	(488,548)
Future income taxes	(558,226)	(656)	(10,442)	—	(107,294)	(676,618)
Undiscounted future net cash flows	1,157,563	94,577	83,250	—	238,216	1,573,606
10% annual discount	(343,561)	(19,338)	(13,293)	—	(147,682)	(523,874)
Standardized measure of discounted future net cash flows	814,002	75,239	69,957	—	90,534	1,049,732

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Present value at December 31, 2016	269,502	35,455	73,516	—	30,929	409,402
Sales of hydrocarbon, net of production costs	(198,631)	(14,251)	(26,979)	—	—	(239,861)
Net changes in sales price and production costs	289,199	26,928	(3,000)	—	69,962	383,089
Changes in estimated future development costs	(124,053)	79,078	8,385	—	(9,725)	(46,315)
Extensions and discoveries less related costs	49,574	—	—	—	—	49,574
Development costs incurred	67,571	7,146	—	—	—	74,717
Revisions of previous quantity estimates	673,622	(69,594)	603	—	1,133	605,764
Net changes in income taxes	(258,842)	6,097	7,976	—	(11,828)	(256,597)
Accretion of discount	46,060	4,380	9,456	—	10,063	69,959
Present value at December 31, 2017	814,002	75,239	69,957	—	90,534	1,049,732
Sales of hydrocarbon, net of production costs	(380,829)	(18,923)	(24,781)	(21,243)	—	(445,776)
Net changes in sales price and production costs	397,064	16,093	(15,170)	—	191,288	589,275
Changes in estimated future development costs	(18,632)	413	(1,426)	—	9,611	(10,034)
Extensions and discoveries less related costs	271,933	12,323	—	—	—	284,256
Development costs incurred	85,880	2,980	—	737	—	89,597
Revisions of previous quantity estimates	257,540	(4,517)	(1,879)	—	(7,098)	244,046
Purchase of Minerals in place	—	—	—	55,373	—	55,373
Net changes in income taxes	(185,118)	(1,368)	6,808	—	(65,585)	(245,263)
Accretion of discount	137,223	7,590	8,040	—	19,783	172,636
Present value at December 31, 2018	1,379,063	89,830	41,549	34,867	238,533	1,783,842
Sales of hydrocarbon, net of production costs	(411,528)	(14,284)	(17,289)	(13,280)	—	(456,381)
Net changes in sales price and production costs	(299,642)	12,799	6,923	(20,694)	(48,823)	(349,437)
Changes in estimated future development costs	(268,377)	(22,163)	1,165	573	(175,248)	(464,050)
Extensions and discoveries less related costs	182,857	17,300	—	—	—	200,157
Development costs incurred	69,694	4,023	445	4,325	—	78,487
Revisions of previous quantity estimates	415,349	9,508	5,482	(2,358)	11,992	439,973
Purchase of Minerals in place	—	—	—	—	—	—
Net changes in income taxes	23,398	(2,025)	729	3,760	51,917	77,779
Accretion of discount	222,758	9,235	4,378	4,148	42,846	283,365
Present value at December 31, 2019	1,313,572	104,223	43,382	11,341	121,217	1,593,735