Form 20-F
period 2020-12-31
GeoPark Ltd
filed 2021-03-31
CIK 1464591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2020

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

Calle 94 N° 11-30, 8o floor

Bogotá, Colombia

(Address of principal executive offices)

Pedro E. Aylwin Chiorrini

Director of Legal and Governance

GeoPark Limited

Calle 94 N° 11-30, 8o floor

Bogotá, Colombia

Phone: +57 1 743 2337

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

Common shares: 61,029,772

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧  Yes      ◻  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻  Yes     ⌧  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧  Yes      ◻  No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧  Yes      ◻  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ◻

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

Indicate by check mark whether the registrant has ﬁled a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over ﬁnancial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting ﬁrm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻  Item 17   ◻  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻  Yes      ⌧  No

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

“mboe” means one thousand barrels of oil equivalent.

“mcf” means one thousand cubic feet of natural gas.

“Measurements” include:

●	“m” or “meter” means one meter, which equals approximately 3.28084 feet;
●	“km” means one kilometer, which equals approximately 0.621371 miles;
●	“sq. km” means one square kilometer, which equals approximately 247.1 acres;
●	“bbl” “bo,” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;
●	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 6,000 cubic feet of natural gas to one barrel of oil;
●	“cf” means one cubic foot;
●	“m,” when used before bbl, boe or cf, means one thousand bbl, boe or cf, respectively;
●	“mm,” when used before bbl, boe or cf, means one million bbl, boe or cf, respectively;
●	“b,” when used before bbl, boe or cf, means one billion bbl, boe or cf, respectively; and
●	“pd” means per day.

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

“stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intention of being completed for hydrocarbon production. This classification also includes tests identified as core tests and all types of expendable holes related to

v

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;
●	“Amerisur” are to Amerisur Resources Limited and its subsidiaries;
●	“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;
●	“GeoPark Chile S.p.A.”, a company incorporated under the laws of Chile, formally GeoPark Chile S.A.;
●	“GeoPark Colombia” are to “GeoPark Colombia S.L.U”., a sociedad limitada unipersonal incorporated under the laws of Spain;
●	“GeoPark Brazil” are to GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda.;
●	“GeoPark TdF S.A.”, a company incorporated under the laws of Chile;
●	“Petroperu” are to Petróleos del Perú S.A.;
●	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;
●	“YPF” are to YPF S.A.;
●	“Petroamazonas” are to Petroamazonas Ecuador S.A.;
●	“Petroecuador” are to Empresa Pública de hidrocarburos del Ecuador;
●	“MSCI” are to Morgan Stanley Capital International;
●	“Notes due 2024” are to our 2017 issuance of US$425.0 million aggregate principal amount of 6.50% senior notes due 2024;
●	“Notes due 2027” are to our 2020 issuance of US$350.0 million aggregate principal amount of 5.50% senior notes due 2027;
●	“Banco Santander Loan” are to our loan agreement with Banco Santander from October 2018 for Brazilian reais 77.6 million (equivalent to US$20 million at the moment of the loan execution) to repay an existing intercompany loan, which outstanding amount of Brazilian reais 19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution) was refinanced with the bank in September 2020 and agreed to be paid in three equal installments in October 2021, April 2022 and October 2022;
●	“US$” and “U.S. dollar” are to the official currency of the United States of America;
●	“Col$” is the official currency of Colombia;

●	“Ch$” and “Chilean pesos” are to the official currency of Chile;
●	“AR$” and “Argentine pesos” are to the official currency of Argentina;
●	“real,” “reais” and “R$” are to the official currency of Brazil;
●	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);
●	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);
●	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo);
●	“RODA” are to the Oil Pipeline Network of the Amazonian District (Red de Oleoductos del Distrito Amazónico);
●	“SOTE” are to the Ecuadorian Oil Pipeline System (Sistema de Oleoducto Transecuatoriano);
●	“IOGP” are to the International Association of Oil and Gas Producers;
●	“IPIECA” are to the International Petroleum Industry Environmental Conservation Association;
●	“IADC” are to the International Association of Drilling Contractors;
●	“ARPEL” are to the Regional Association of Oil and Gas Companies, a non-profit association gathering oil, gas and biofuels sector companies and institutions in Latin America and the Caribbean;
●	“UTA” are to Unidad Tributaria Anual; and
●	“economic interest” are to an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires.

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, including the acquisition of Amerisur, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements for the year ended December 31, 2020 have been audited by Pistrelli, Henry Martin y Asociados S.R.L., (member of Ernst & Young Global), an independent registered public accounting firm, as stated in their reports included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess the performance of our Company and the operating segments.

We define Adjusted EBITDA as profit (loss) for the period before net finance cost (determined in accordance with the indentures governing our Notes, which do not give effect to the adoption of IFRS 16 Leases), income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result in commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other events defined therein. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from profit (loss) for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit (loss) for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, or unrealized results in commodity risk management contracts, none of which are components of Adjusted EBITDA. Our computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2020, 2019 and 2018.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2020 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil and Argentina is derived from estimates of the proved reserves as of December 31, 2020. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Llanos 32, Llanos 34, Platanillo and CPO-5 Blocks in Colombia, the Fell Block in Chile, the BCAM-40 (Manati) Block in Brazil and the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina.

Market share and other information

Market data, other statistical information, information regarding recent developments in Colombia, Chile, Brazil, Argentina, Peru and Ecuador and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

x

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	pandemics, or the future outbreak of any other highly infectious or contagious disease, including the COVID-19 pandemic;
●	the volatility of oil and natural gas prices;
●	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
●	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Chilean, Brazilian, Argentine and Ecuadorian governments to us;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	environmental constraints on operations and environmental liabilities arising out of past or present operations;
●	discovery and development of oil and natural gas reserves;
●	project delays or cancellations;
●	financial market conditions and the results of financing efforts;
●	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
●	the recent social and political unrest, driven in many cases by populist groups, in many countries in which we operate;
●	fluctuations in inflation and exchange rates in Colombia, Chile, Brazil, Argentina, Ecuador and in other countries in which we may operate in the future;
●	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;
●	contract counterparty risk;
●	projected and targeted capital expenditures and other cost commitments and revenues;
●	weather and other natural phenomena;

●	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;
●	current and future litigation;
●	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
●	our ability to retain key members of our senior management and key technical employees;
●	competition from other similar oil and natural gas companies;
●	market or business conditions and fluctuations in global and local demand for energy;
●	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
●	the adverse effect which a substantial or extended decline in oil, natural gas and methanol price may have on our business;
●	the difficulty in integrating significant acquisitions or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

A.    Reserved

B.    Capitalization and indebtedness

Not applicable.

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

a)	Risks relating to our business;
b)	Risks relating to the countries in which we operate; and
c)	Risks relating to our common shares.

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	The COVID-19 pandemic has and may continue to adversely impact the Company’s business, financial condition, and results of operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for the Company to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on its business.
●	A substantial or extended decline in oil, natural gas and methanol prices may materially adversely affect our business, financial condition or results of operations.
●	The oil price crisis has impacted our operations and corporate strategy.
●	Unless we replace our oil and natural gas reserves, our reserves and production will decline over time.
●	We derive a significant portion of our revenues from sales to a few key customers.
●	There are inherent risks and uncertainties relating to the exploration and production of oil and natural gas.
●	Our identified potential drilling location inventories are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all
●	Oil and gas operations contain a high degree of risk and we may not be fully insured against all risks we face in our business.
●	The development schedule of oil and natural gas projects is subject to cost overruns and delays.
●	Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.
●	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.
●	We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including native communities, where our reserves are located.
●	Under the terms of some of our various CEOPs, E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.
●	Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

●	We sell all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.
●	We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.
●	Acquisitions that we have completed, including the acquisition of Amerisur, and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.
●	The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
●	The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped reserves ultimately may not be developed or produced.
●	We may not have the capital to develop our unconventional oil and gas resources.
●	Our operations are subject to operating hazards, including extreme weather events, which could expose us to potentially significant losses.
●	Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.
●	Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.
●	We operate in an industry with significant environmental, social, governance (ESG) and climate related risks.
●	Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.
●	We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.
●	Oil and natural gas companies in Colombia, Chile, Brazil, Argentina, and Ecuador do not own any of the oil and natural gas reserves in such countries.
●	Oil and gas operators are subject to extensive regulation in the countries in which we operate.
●	An active, liquid and orderly trading market for our common shares may not develop and the price of our stock may be volatile, which could limit your ability to sell our common shares.
●	Certain shareholders have substantial control over us and could limit your ability to influence the outcome of key transactions, including a change of control.
●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

Risks relating to our business

The COVID-19 pandemic has and may continue to adversely impact our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

The COVID-19 pandemic and the actions taken by third parties, including, but not limited to, governmental authorities, businesses and consumers, in response to the pandemic have adversely impacted the global economy and created significant volatility in the global financial markets. Business closures, restrictions on travel, “stay-at-home” or “shelter-in-place” orders, and other restrictions on movement within and among communities have significantly reduced demand for and the prices of oil and natural gas. As of the date of this annual report, efforts to contain COVID-19 have not been successful in many regions, vaccination programs have encountered delays, and the global pandemic remains ongoing. A continued prolonged period of such reduced demand, the failure to timely distribute or the ineffectiveness of any vaccines, the failure to develop adequate treatments, and other adverse impacts from the pandemic may materially adversely affect our business, financial condition, cash flows, and results of operations.

Our operations rely on our workforce being able to access our wells, structures and facilities located upon or used in connection with our oil and gas blocks. Additionally, because we have implemented remote working procedures for a significant portion of our workforce for health and safety reasons and/or to comply with applicable national, state, and/or local government requirements, we rely on such persons having sufficient access to our information technology systems, including through telecommunication hardware, software and networks. If a significant portion of our workforce cannot effectively perform their responsibilities, whether resulting from a lack of physical or virtual access, quarantines, illnesses, governmental actions or restrictions, information technology or telecommunication failures, or other restrictions or adverse impacts resulting from the pandemic, our business, financial condition, cash flows, and results of operations may be materially adversely affected.

The unprecedented nature of the current situation resulting from the COVID-19 pandemic makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business, financial condition, cash flows, or results of operations. Such results will depend on future events, which we cannot predict, including the scope, duration and potential reoccurrence of the COVID-19 pandemic or any other localized epidemic or global pandemic, the distribution and effectiveness of vaccines and treatments, the demand for and the prices of oil and natural gas and the actions taken by third parties, including, but not limited to, governmental authorities, customers, contractors and suppliers, in response to the COVID-19 pandemic or any other epidemics or pandemics. The COVID-19 pandemic and its unprecedented consequences have amplified, and may continue to amplify, the other risks identified in this annual report.

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

The prices that we will receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include, but are not limited, to the following:

●	global economic conditions;
●	changes in global supply and demand for oil, natural gas and methanol;
●	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);

●	political and economic conditions, including embargoes, in oil-producing countries or affecting other countries;
●	the level of oil- and natural gas-producing activities, particularly in the Middle East, Africa, Russia, South America and the United States;
●	the level of global oil and natural gas exploration and production activity;
●	the level of global oil and natural gas inventories;
●	the price of methanol;
●	availability of markets for natural gas;
●	weather conditions and other natural disasters;
●	technological advances affecting energy production or consumption;
●	domestic and foreign governmental laws and regulations, including environmental, health and safety laws and regulations;
●	proximity and capacity of oil and natural gas pipelines and other transportation facilities;
●	the price and availability of competitors’ supplies of oil and natural gas in captive market areas;
●	quality discounts for oil production based, among other things, on API, sulphur and mercury content;
●	taxes and royalties under relevant laws and the terms of our contracts;
●	our ability to enter into oil and natural gas sales contracts at fixed prices;
●	the level of global methanol demand and inventories and changes in the uses of methanol;
●	the price and availability of alternative fuels; and
●	future changes to our hedging policies.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, oil and natural gas prices have fluctuated significantly. From January 1, 2019 to December 31, 2020, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$74.6 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.6 per mmbtu to a high of US$3.1per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$260.4 per metric ton to a high of US$440.6 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

Starting in March 2020, the oil market experienced a significant over-supply condition that resulted in a sharp drop in prices, with Brent falling from over US$ 50 per barrel at the beginning of March 2020 up to US$ 16 per barrel in late April 2020. There were two key drivers for this market scenario. On the demand side, the sustained impact of the COVID-19 pandemic across the world and the associated containment measures, resulted in a sharp and sudden drop in fuel demand and hence on crude demand as well. This impact had been felt since early 2020 but accelerated significantly in March and April.

Concurrently, on the supply side, during the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met to discuss the prospect of extending or increasing oil production cuts that had been first put in place in late 2016 and had been renewed and expanded ever since. No consensus was reached among the 24 participating countries, effectively eliminating output reduction targets as of April 1, 2020. As a consequence, OPEC+ countries and especially Saudi Arabia, significantly increased production during April 2020.

The combined impact of sharply lower demand and growing supply led the market into a significant oil surplus with inventories building around the world and prices dropping to levels last seen in the early 2000s.

In mid-April, in the midst of a significant reduction of demand, OPEC+ agreed to a historical 9.7 MMbbl/d output cut. They were joined by other G-20 countries, which indicated they would reduce their production between 3 and 5 MMbbl/d. Following this agreement, global crude production dropped significantly with high compliance from OPEC+ countries and economic-driven shut-ins in other regions, especially the United States and Canada, helping re-attain some balance in the market during the second half of 2020.

Over the past few months, even as COVID-19 cases remained high across the world, the strictest restrictions were gradually lifted. Additionally, as of December 2020, vaccination campaigns have started around the world providing hope that the pandemic effects on economic activity will be milder going forward. Reduced restrictions and vaccination have allowed for a gradual crude demand recovery and also helping re-balance the market.

The crude price trajectory is highly uncertain for the months to come, as the long-term economic impact of COVID-19 may hinder energy demand around the globe while, on the supply side, OPEC+ commitment to current supply cuts and their gradual lifting will remain a key factor for market balance.

Although there are no specific tax benefits granted to the oil and gas sector in the jurisdictions where the Group has its business, in response to the COVID-19 crisis, many governments have granted extensions to file and pay tax duties. The Group has applied and used any extension granted, specifically in Colombia, Brazil, Argentina, Peru and Spain. In Colombia, GeoPark entered into an agreement with the tax authority to pay the 2019 income tax in twelve installments from August 2020 to July 2021. Likewise, certain social security charges on payroll have been also allowed to be reduced. Tax audits and procedures before fiscal authorities in the jurisdiction where the Group conducts its business have been suspended until further governmental notice.

For the year ended December 31, 2020, 91% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2020, natural gas comprised 9% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

For example, during 2020, an impairment loss was recognized for US$133.9 million (compared to an impairment loss recognized for US$ 7.6 million in 2019). After conducting an impairment test procedure for the year ended December 31, 2020 we recognized an impairment loss of US$82.0 million in the Fell Block due to the decrease in commercial viability as a consequence of the lower crude prices relative to its high cash costs of production, an impairment loss in Brazil of US$1.7 million as the fair value of the REC-T-128 Block was lower than the cost of sale as part of the farm-out process, an impairment loss of US$16.2 million in the Aguada Baguales and El Porvenir Blocks in Argentina due to the decrease in commercial viability as a consequence of the lower crude prices relative to its high cash costs of production, which also led to reduced estimates of the quantities of hydrocarbons recoverable and an impairment loss of US$34.0 million in Peru due to our irrevocable decision to retire from the Morona Block. See Note 37 to our Consolidated Financial Statements

for details regarding oil price scenarios and other key assumptions considered in our impairment test and Note 1.1 for details regarding the impact of COVID-19 and the oil price crisis in our business.

Continuing our hedging strategy, we entered into derivative financial instruments to manage exposure to oil price risk. These derivatives were zero-premium collars, fixed price or zero premium three-way hedges (put spread plus call) and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protecting us from potential non-performance risk by our counterparties. See Note 8 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

The oil price crisis has impacted our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the first half of 2020 (WTI and Brent, the main international oil price markers, fell by more than 45% between December 2019 and March 2020), we immediately took decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook” and Note 1.1 to our Consolidated Financial Statements.”

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2020, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile, Argentina and Brazil was 6.8 years. According to estimates, if on January 1, 2021 we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile, Brazil, and Argentina would decline 22% during the first year.

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

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. During 2020, the oil and gas production was sold to three clients which concentrate 98% of the Colombian subsidiaries’ revenue (accounting for 83% of our consolidated revenue). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador. The outstanding contracts for Colombian production extend through 2023. We manage our counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

In Chile, the oil production is sold to ENAP, the State-owned oil and gas company (accounting for 1% of our consolidated revenue), and the gas production is sold to the local subsidiary of Methanex, a Canadian public company (representing 4% of our consolidated revenue).

In Brazil, all the hydrocarbons from the Manati Field are sold to Petrobras, the Brazilian State-owned company, which is the operator of the Manati Field (accounting for 3% of our consolidated revenue). See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

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

Although a majority of our revenues is denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Chile, Brazil and Argentina could have a material adverse effect on our results of operations. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

Since December 2018, we decided to manage exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$ 83.7 million as of December 31, 2019 (US$ 92.1 million as of December 31, 2018), in order to anticipate any currency fluctuation with respect to estimated income taxes to be paid during the first half of the following year. As of December 31, 2020, we have no currency risk management contracts in place.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook.” We incurred capital expenditures of US$75 million and US$126 million during the years ended December 31, 2020 and 2019, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. For example, as a result of the recent oil price decline we adjusted the 2020 capital expenditures program to US$ 65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$ 180-200 million including capital expenditures for Amerisur assets).

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

Oil and gas exploration and production is speculative and involves a high degree of risk and hazards. In particular, our operations may be disrupted by risks and hazards that are beyond our control and that are common among oil and gas companies, including environmental hazards, blowouts, industrial accidents, occupational safety and health hazards, technical failures, labor disputes, community protests or blockades, unusual or unexpected geological formations, flooding, earthquakes and extended interruptions due to weather conditions, explosions and other accidents. For example, on February 25, 2021, some communities in the Putumayo basin began protesting against the Government of Colombia for the eradication of coca plantations in the area, blocking access to the Platanillo operations. The protest is not directed at us or at the oil industry, however, to protect our employees, we evacuated all personnel and shut in the production of 2,400 barrels per day between March 4, 2021 and March 11, 2021.

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

Oil and natural gas projects may experience capital cost increases and overruns due to, among other factors, the unavailability or high cost of drilling rigs and other essential equipment, supplies, personnel and oil field services. The cost to execute projects may not be properly established and remains dependent upon a number of factors, including the completion of detailed cost estimates and final engineering, contracting and procurement costs. Development of projects may be materially adversely affected by one or more of the following factors:

●	shortages of equipment, materials and labor;
●	fluctuations in the prices of construction materials;
●	delays in delivery of equipment and materials;
●	labor disputes;
●	political events;
●	title problems;
●	obtaining easements and rights of way;
●	blockades or embargoes;
●	litigation;
●	compliance with governmental laws and regulations, including environmental, health and safety laws and regulations;
●	adverse weather conditions;
●	unanticipated increases in costs;
●	natural disasters;
●	epidemics or pandemics;
●	accidents;
●	transportation;
●	unforeseen engineering and drilling complications;
●	delays during prior consultation processes;
●	delays attributable to the operator of the project;
●	environmental or geological uncertainties; and
●	other unforeseen circumstances.

Any of these events or other unanticipated events could give rise to delays in development and completion of our projects and cost overruns.

For example, in 2019, the drilling and completion cost for the exploratory well Praia dos Castelhanos 1 in our REC-T-128 Block in Brazil was originally estimated at US$2.0 million, but the actual cost was US$2.8 million, mainly due to the long-term testing activities performed in the last quarter of 2019 until May 2020.

Additionally, we may not be able to follow the development schedules we believe are optimal for blocks in which we are not the operator, such as the CPO-5 Block, which could adversely affect our financial condition and results of operations.

Furthermore, with the recent oil price decline we have begun to prioritize lower-risk, higher netback and quick cash flow generating projects, while implementing operating, administrative and capital cost-reduction measures.

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

Our oil and gas reserves estimate in Colombia, Chile, Brazil and Argentina as of December 31, 2020 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

In Colombia, producers of crude oil have historically suffered from trucking transportation logistics issues and limited pipeline and storage capacity, which cause delays in delivery and transfer of title of crude oil. In order to reduce this exposure, we and our partner in the Llanos 34 Block have constructed a flowline to evacuate crude oil from the Jacana field, reducing transportation costs, blockage risks and supporting our sustainable performance by reducing carbon emissions. During 2020, the Jacana-ODL flowline was converted into the Oleoducto del Casanare Pipeline (“ODCA”) after receiving authorization from the Ministry of Energy and Mines to operate as such. We also inaugurated a truck unloading facility at Jacana Field and connected Tigana field to ODCA at the end of the year. If the Oleoducto de Los Llanos “ODL” (the main delivery point for the Colombian production) were to have any maintenance or operational issues, we would resort to alternative delivery points via truck transportation.

In the case of our Putumayo Basin production, we have also reduced our exposure to trucking issues by implementing the use of flowlines alongside trucking to gather our production at the Platanillo Block and transport it via the Oloeducto Binacional Amerisur (“OBA”) pipeline that connects us to the Ecuador pipeline system.

Trucking transportation was key to our crude delivery strategy during 2020 and will continue to be part of our strategy in the future. Although we were able to enable alternative delivery points and transport oil by trucks, avoiding any negative impact in our production during this period, we cannot assure we would be able to do so in the future.

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

Our operations in the BCAM-40 Concession in Brazil may include shallow-offshore drilling activity in one area in the Camamu-Almada Basin, which we expect will continue to be operated by Petrobras until conclusion of its divestment process.

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

Further, because we are not the operator of our offshore fields, all of these risks may be heightened since they are outside of our control. We have a 10% interest in the Manati Field, which limits our operating flexibility in such offshore fields. See “—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

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

In some areas operated by us in Putumayo, illegal groups fight to dominate the territory, amongst other reasons, to control illegal activities such as the cultivation and commercialization of illicit crops. Furthermore, these illegal groups oppose to our entrance, to avoid the parallel entrance of governmental entities in these territories under disputes.

In addition, from time to time, community and indigenous protests and blockades may arise near our operations in Colombia, which could adversely affect our business, financial condition or results of operations. For example, on February 25, 2021, some communities in the Putumayo basin began protesting against the Government of Colombia for the eradication of coca plantations in the area, blocking access to the Platanillo operations.

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

In Ecuador, we are in an early diagnosis stage with local landowners and communities and we could suffer delays in the exploration and operation of the fields.

Under the terms of some of our various CEOPs, E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

In order to protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within certain periods specified in our various special operation contracts (CEOPs, E&P contracts, production sharing agreements and concession agreements), our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish these prospects. The costs to maintain or operate the CEOPs, E&P contracts, production sharing agreements and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, in 2020, after fulfilling the committed exploratory commitments, four exploratory blocks were relinquished to the ANP. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

A significant amount of our reserves or production have been derived from our operations in certain blocks, including the Llanos 34, CPO-5 and Llanos 32 Blocks in Colombia, the Fell Block in Chile and the BCAM-40 Concession in Brazil.

For the year ended December 31, 2020, the Llanos 34 Block contained 79% of our net proved reserves and generated 69% of our production, the CPO-5 Block contained 6% of our net proved reserves and generated 6% of our total production, the Llanos 32 Block contained 3% of our net proved reserves and generated 1% of our production, the Fell

Block contained 6% of our net proved reserves and generated 8% of our total production and the BCAM-40 Concession contained 2% of our net proved reserves and generated 3% of our production. While our continuing expansion with new exploratory blocks incorporated in our portfolio mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

Under certain CEOPs, E&P contracts, production sharing contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P contracts, production sharing contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2020, the aggregate outstanding amount of this potential liability for guarantees was US$59.5 million, mainly related to capital commitments in the VIM-3, Llanos 94, Llanos 124 PUT-8, PUT-9, PUT-12 and PUT-30 Blocks in Colombia, the Campanario Block in Chile, and the Perico and Espejo Blocks in Ecuador. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.

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

In Colombia, our E&P contracts are subject to early termination for a breach by the parties, a default declaration, application of any of the contracts’ unilateral termination clauses or pursuant to termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH and/or a restriction on our ability to engage in contracts with the Colombian government during a certain period of time. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Colombia—E&P Contracts.” In order to avoid the breach of an E&P contract due to unfulfillment of our exploration commitments, regulation gives us the option to transfer those commitments to other E&P contracts, subject to meeting certain regulatory conditions.

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

For the year ended December 31, 2020, all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on December 31, 2026. In 2019, we amended the gas supply agreement with Methanex to increase the purchase commitment up to 460,000 SCM/d of gas to accommodate increased production from our successful drilling in the Jauke project. In 2020, we amended the gas supply agreement to increase the purchase commitment to 550,000 SCM/d if Methanex is operating two trains. Sales to Methanex represented 4% of our consolidated revenues for the year ended December 31, 2020. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. If Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas.

Methanex has two methanol producing facilities (trains) at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. Methanex has relied on local suppliers of natural gas, including ENAP, for its operations. We alone cannot supply Methanex with all the natural gas it requires for its operations. In 2018, Argentina approved export permits of natural gas to Chile, including deliveries to Methanex.

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

As of December 31, 2020, we are not the operator of 20% or sole owner of 48% of the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia, Operations in Chile, Operations in Brazil, Operations in Peru, Operations in Argentina and Operations in Ecuador.”

In addition, the terms of the joint operations agreements or association agreements governing our other partners’ interests in almost all of the blocks that are not wholly-owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly-owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks in Colombia, Brazil, Argentina and Ecuador. Our dependence on our partners could prevent us from realizing our target returns for those discoveries or prospects.

Moreover, as we are not the sole owner or operator of all of our properties, we may not be able to control the timing of exploration or development activities or the amount of capital expenditures and may therefore not be able to carry out our key business strategies of minimizing the cycle time between discovery and initial production at such properties. The success and timing of exploration and development activities operated by our partners will depend on a number of factors that will be largely outside of our control, including:

●	the timing and amount of capital expenditures;
●	the operator’s expertise and financial resources;
●	approval of other block partners in drilling wells;
●	the scheduling, pre-design, planning, design and approvals of activities and processes;
●	selection of technology; and
●	the rate of production of reserves, if any.

This limited ability to exercise control over the operations on some of our license areas may cause a material adverse effect on our financial condition and results of operations.

For example, we are not the operator of the CPO-5 Block, and do not control the execution of the development schedule. Any delays in the execution schedule of the CPO-5 Block could have a material adverse effect in our financial condition and results of operation.

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

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties, including the acquisition of Amerisur, requires an assessment of several factors, including:

●	recoverable reserves;
●	future oil and natural gas prices;
●	development and operating costs; and
●	potential environmental and other liabilities.

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

Significant acquisitions, including the acquisition of Amerisur, and other strategic transactions may involve other risks, including:

●	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;
●	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with ours while carrying on our ongoing business;
●	contingencies and liabilities that could not be or were not identified during the due diligence process, including with respect to possible deficiencies in the internal controls of the acquired operations; and
●	challenge of attracting and retaining personnel associated with acquired operations.

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

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2020, we have based the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

●	actual prices we receive for oil and natural gas;
●	actual cost of development and production expenditures;
●	the amount and timing of actual production; and
●	changes in governmental regulations, taxation or the taxation invariability provisions in our CEOPs.

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

As of December 31, 2020, 53% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

We and our operations are subject to numerous environmental, social, health and safety laws and regulations and rulings, which may result in material liabilities and costs.

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

In Colombia, the Supreme Court of Justice issued ruling STC3460-2018 on April 5th, 2018, whereby it declared the Amazonia zone as subject of rights to be protected by the authorities. The Supreme Court ordered local, regional and national authorities to adopt measures to reduce deforestation in the Amazonia and protect the environment. This ruling could indirectly affect our operations in the Putumayo E&P contracts operated by Amerisur, as authorities are expected to issue regulations restricting oil and gas operations in the area.

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

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We may eventually contemplate, after due environmental approvals, such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs in Chile, especially shale formations. In Colombia, the Council of State is reviewing the regulation for “non-conventional hydrocarbons” and its decision will impact the future of unconventional oil and gas resources in Colombia. The ANH is leading some non-conventional pilot projects which have not yet begun. The way in which these pilot projects are carried out will surely impact the future of these resources. We currently are not aware of any proposals in Chile, Brazil, Argentina or Ecuador to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2020, we had US$784.6 million outstanding amount of indebtedness on a consolidated basis, consisting primarily of our US$425 million Notes due 2024 and our US$350 million Notes due 2027.

Our indebtedness could:

●	limit our capacity to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;
●	require us to dedicate a substantial portion of our cash flow from operations to the payments on our indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;
●	place us at a competitive disadvantage compared to certain of our competitors that have less debt;
●	limit our ability to borrow additional funds;
●	in the case of our secured indebtedness, lose assets securing such indebtedness upon the exercise of security interests in connection with a default;
●	make us more vulnerable to downturns in our business or the economy; and
●	limit our flexibility in planning for, or reacting to, changes in our operations or business and the industry in which we operate.

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

The global cyber-threats constantly evolve and the oil and gas industry is exposed to it.

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

Although we have implemented a strong cyber security strategy and procedures to prevent and assure the confidentiality, availability and security of our data, we cannot guarantee that these measures will be enough for this purpose. Cyber-attacks, whose techniques are regularly renewed, are becoming more and more sophisticated.

Therefore, it is necessary to continue identifying and fixing any technical vulnerabilities and weaknesses in the operating processes, as well as to continue strengthening capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (from our partners and other third parties), as well as to ensure the security of the services in the cloud.

Throughout 2020, as a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators have been reviewed and strengthened, but no assurance can be provided that such security measures will be effective.

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

Nine out of twelve of the Amerisur’s oil and gas development and exploration blocks in Colombia overlap with indigenous territories that are either formalized or are being considered for formal tribal land title under the Colombian land restitution law. In all instances we have taken ownership and responsibility over the consultation process with indigenous groups and ensure that broad community support is achieved for our presence in these areas. Project completion and cost expectations could change depending on the agreements achieved. Prolonged negotiations with indigenous communities and affected communities more generally, could draw the attention of international non-profit organizations and potentially result in social unrest, protests and blockades, which could provoke material cost overruns and impacts to our reputation.

In Colombia, despite the fact that we closed prior consultations with tribal communities in our PUT-12 Block, some of the communities ignored such consultations and openly oppose to any hydrocarbons exploration and production activities in their territories, with the cooperation of environmental and indigenous NGO´s. Furthermore, this tribal communities are subject of precautionary measurements issued by the Human Rights Interamerican Commission, whereby the Colombian Government is obliged to adopt measures to protect the life and integrity of these communities. In addition, some of these tribal communities are also subject of precautionary measures issued by a Colombian Land Restitution Judge, who forbid all hydrocarbons and industrial activities within the communities’ legal territories and within those territories subject to the land restitution. This scenario may replicate in other areas operated by us, which may adversely affect our operations in the Putumayo area.

Pursuant to the prior consultation processes with indigenous communities and other ethnic groups, we comply with the applicable legislation in each of the countries in which we operate, as well as the provisions of ILO Convention 169. We also implement processes and best practices such as those established in IFC standard No. 7. We recognize that our entry and stay in the territories is determined by the social license granted to us by the indigenous communities that inhabit it, and that we will make all our efforts to gain their trust and acceptance to achieve a relationship of mutual benefit in the long term.

We may also become liable for the results of a litigation in the United Kingdom, where 270 members of the community of the area of influence of the Platanillo Block operated by us, claim to have suffered damages derived from Amerisur’s hydrocarbons exploration and production activities since 2009. Liabilities in this process may amount to £4.47 million

(equivalent to US$6.1 million as of December 31, 2020) if the court evidences the damages claimed by the 270 community members.

For example, on February 25, 2021, some communities in the Putumayo basin began protesting against the Government of Colombia for the eradication of coca plantations in the area, blocking access to the Platanillo operations.

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

The main economic risks we face and may face in the future because of our operations in the countries in which we operate include the following:

●	difficulties incorporating movements in international prices of crude oil and exchange rates into domestic prices;
●	the possibility that a deterioration in Colombia’s, Chile’s, Brazil’s, Argentina’s and Ecuador’s relations with multilateral credit institutions, such as the International Monetary Fund, will impact negatively on capital controls, and result in a deterioration of the business climate;
●	inflation, exchange rate movements (including devaluations), exchange control policies (including restrictions on remittance of dividends), price instability and fluctuations in interest rates;
●	liquidity of domestic capital and lending markets;
●	tax policies; and
●	the possibility that we may become subject to restrictions on repatriation of earnings from the countries in which we operate in the future.

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

Some countries in the geographic areas where we operate have experienced, and may experience in the future, political instability, and losses caused by these disruptions may not be covered by insurance. For example, during 2019, Chile and Colombia experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations against their governments which led to acts of violence and social and political tensions. Future protests could adversely and materially affect the Chilean and Colombian economy and our businesses in those countries. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our results of operations and financial condition. We cannot guarantee that current programs and policies that apply to the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Argentina, Peru, Ecuador, Spain, the United Kingdom and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2019, the Argentine and the Colombian governments and, in 2020, the Chilean and Spanish governments introduced tax reforms. See Note 16 to our Consolidated Financial Statements.

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

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, ENAP, Petrobras, YPF, Petroamazonas and Petroecuador. For instance, for the year ended December 31, 2020, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Chile, Brazil, Argentina, and Ecuador do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Chilean, Brazilian, Argentine and Ecuadorian law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we are the operator of the majority of the blocks and concessions in which we have a working and/or economic interest and generally have the power to make decisions as how to market the hydrocarbons we produce, the Colombian, Chilean, Brazilian, Argentine and Ecuadorian governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

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

The Colombian, Chilean, Brazilian, Argentine and Ecuadorian hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, export and import restrictions, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 33.1 to our Consolidated Financial Statements. In Argentina, energy regulation gives absolute priority to domestic gas supply, which in case of a gas shortage occurs, will restrict our ability to fulfill our export commitments, if any. This regulation also established subsidies to domestic gas prices, which may negatively affect our revenues considering market prices. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Argentina.”

For example, in Brazil there is potential liability for personal injury, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of operations or our being subjected to administrative, civil and criminal penalties, which could have a material adverse effect on our financial condition and expected results of operations. We expect to also operate in a consortium in some of our concessions, which, under the Brazilian Petroleum Law, establishes joint and strict liability among consortium members, and failure to maintain the appropriate licenses may result in fines from the ANP, ranging from R$5 thousand to R$500 million. In addition, there is a contractual requirement in Brazilian concession agreements regarding local content, which has become a significant issue for oil and natural gas companies operating in Brazil given the penalties related with breaches thereof. The local content requirement will also apply to the production sharing contract regime. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Brazil.”

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

Risks relating to our common shares

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

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

●	our operating and financial performance and identified potential drilling locations, including reserve estimates;
●	quarterly variations in the rate of growth of our financial indicators, such as net income per common share, net income and revenues;
●	changes in revenue or earnings estimates or publication of reports by equity research analysts;
●	fluctuations in the price of oil or gas;
●	speculation in the press or investment community;
●	sales of our common shares by us or our shareholders, or the perception that such sales may occur;
●	involvement in litigation;
●	changes in personnel;
●	announcements by the company;
●	domestic and international economic, legal and regulatory factors unrelated to our performance;
●	variations in our quarterly operating results;
●	volatility in our industry, the industries of our customers and the global securities markets;
●	changes in our dividend policy;
●	risks relating to our business and industry, including those discussed above;
●	strategic actions by us or our competitors;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	investor perception of us, the industry in which we operate, the investment opportunity associated with our common shares and our future performance;
●	adverse media reports about us or our directors and officers;

●	addition or departure of our executive officers;
●	change in coverage of our company by securities analysts;
●	trading volume of our common shares;
●	future issuances of our common shares or other securities;
●	terrorist acts; or
●	the release or expiration of transfer restrictions on our outstanding common shares.

Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.

On November 6, 2019, our Board of Directors declared the initiation of a quarterly cash dividend of US$0.0413 per share. The first one was paid on December 10, 2019 and the second one was paid on April 8, 2020. After that, on April 20, 2020 we declared the temporary suspension of quarterly cash dividends and share buybacks as part of our revised work program for 2020 to help address the recent decline in oil prices. On November 4, 2020 we declared an extraordinary cash dividend and a quarterly cash dividend of $0.0206 per share each one, paid on December 9, 2020 to our shareholders of record at the close of business on November 20, 2020. The quarterly cash dividend supplements the existing share buyback program which as of December 31, 2020, has returned US$75.3 million in value to shareholders during 2019 and 2020.

On March 10, 2021 our Board of Directors declared quarterly cash dividend of US$0.0205 per share payable on April 13, 2021 to our shareholders of record at the close of business on March 31, 2021.

Due to losses resulting from the oil price decline, accumulated losses amount to US$380.9 million as of December 31, 2020 and our total equity as of December 31, 2020 is negative US$109.2 million.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 61,029,772 common shares were outstanding as of December 31, 2020. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

Mr. Gerald E. O’Shaughnessy, our Chairman, Mr. James F. Park, our Chief Executive Officer, director, and Mr. Constantin Papadimitriou, director, control 27.9% of our outstanding common shares as of March 12, 2021, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be averse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

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

The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include the New York Stock Exchange). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report. Any changes in the permission granted by the Bermuda Monetary Authority and related regulations could result in a delay or denial of any transfer of shares an investor might seek.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

We are incorporated as an exempted company under the laws of Bermuda and substantially all of our assets are located in Colombia, Chile, Argentina, Brazil and Ecuador. In addition, most of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. However, the courts of Bermuda would recognize any final and conclusive monetary in personam judgement obtained in a U.S. court (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgement based thereon provided that (i) the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules, (ii) such court did not contravene the rules of natural justice of Bermuda, such judgment was not obtained by fraud, the enforcement of the judgment would not be contrary to the public policy of Bermuda, (iii) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda, and (iv) there is due compliance with the correct procedures under the laws of Bermuda.

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

The transfer of our common shares may be subject to capital gains taxes pursuant to indirect transfer rules in Colombia.

In August 2020, the Colombian government enacted Decree 1103 that regulates the indirect transfer tax established in article 90-3 of the Colombian Tax Code. Through this regulation, the transfer of shares and assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of assets located in Colombia (“Colombian Assets”). Although certain conditions and exemptions apply, corporate reorganizations shall monitor this new regulation. As we indirectly own Colombian Assets, the indirect transfer rules would apply to transfers of our common shares provided certain conditions outside of our control are met. If such conditions were present and as a result the indirect transfer rules were to apply to sales of our common shares, such sales would be subject to indirect transfer tax on the capital gain realized in connection with such sales. For a description of the indirect transfer rules and the conditions of their application see “Item 10. Additional Information—E. Taxation—Colombian tax on transfers of shares.”

Legislation enacted in Bermuda as to Economic Substance may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) that came into force on January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act may require in-scope Bermuda entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda or perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities.

The ES Act could affect the manner in which we operate our business, which could adversely affect our business, financial condition and results of operations.  Although it is presently anticipated that the ES Act will have little material impact on us or our operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of the ES Act on us.

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and development of the company

General

We were incorporated as an exempted company pursuant to the laws of Bermuda as GeoPark Holdings Limited in February 2006. On July 30, 2013, our shareholders approved a change in our name to GeoPark Limited, effective from July 31, 2013. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive offices are located at Street 94 N° 11-30, 8, 9, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337, and Florida 981, 1st floor, Buenos Aires, Argentina, telephone number +5411 4312 9400.

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

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America and a proven track record of growth in production and reserves since 2006. We operate in Colombia, Chile, Brazil, Argentina and Ecuador. We are focused on Latin America because we believe it is one of the most important regions globally in terms of hydrocarbon potential, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 40.2 mboepd during the year ended December 31, 2020, of which 83%, 8%,5% and 4% were, respectively, in Colombia, Chile, Argentina and Brazil, and of which 87% was oil. As of December 31, 2020, according to the ANH, we were ranked as the second largest oil operator in Colombia, where we made the largest new oil field discovery in the last 20 years and we are the first private oil and gas operator in Chile. We partnered with Petrobras in one of Brazil’s largest producing gas fields and we have increased our activities in Argentina with the acquisition of three blocks in the Neuquén Basin in March 2018. During 2019 we signed the final participation contracts to start our operations in Ecuador. In January 2020 we successfully closed the acquisition and initiated operational takeover and integration of Amerisur’s assets in Colombia.

We have built our company around three principal capabilities:

●	as an Explorer, which is our ability, experience, methodology and creativity to find and develop oil and gas reserves in the subsurface, based on the best science, solid economics and ability to take the necessary managed risks.
●	as an Operator, which is our ability to execute in a timely manner and to have the know-how to profitably drill for, produce, treat, transport and sell our oil and gas – with the drive and persistence to find solutions, overcome obstacles, seize opportunities and achieve results.
●	as a Consolidator, which is our ability and initiative to assemble the right balance and portfolio of upstream assets in the right hydrocarbon basins in the right regions with the right partners and at the right price – coupled with the visions and skills to transform and improve value above ground.

In 2020 we updated our business model to reflect our principal capabilities:

Asset Management, Performance & Quality

Effectively and profitably manage our entire asset portfolio and teams, work with partners, obtain regulatory and other permits, and carry out our work programs to explore, develop and produce our oil and gas reserves and resources.

Exploration & Subsurface

Use our brainpower, experience, creativity and discipline to find and develop new oil and gas reserves – based on the best science, solid economics and the ability to take the necessary managed risks.

Operations & Execution

Execute in a timely manner to be the safest lowest cost producer, and with the necessary know-how to profitably drill, produce, transport and sell our oil and gas with the drive and creativity to find solutions, overcome obstacles, seize opportunities and achieve results.

Nature & Neighbors

Having the cleanest and kindest hydrocarbons by minimizing the impact of our projects on the environment, making our operational footprint cleaner and smaller, and being the preferred neighbor and partner by creating a mutually beneficial exchange with the local communities where we work.

Value Delivery & Generation

Create consistent stakeholder value through disciplined capital allocation, rigorous and comprehensive risk management, self-funded and flexible work programs, capital and operating cost efficiency, maximizing the value of every barrel, expanding scale, protecting the balance sheet and returning tangible value to our shareholders.

Commitment & Culture

Build a performance-driven and trust-based culture, based on SPEED, that values and protects our communities, employees, environment and shareholders to underpin and strengthen our long-term plan for success.

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

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America and a proven track record of growth in production since 2006. We operate in Colombia, Chile, Brazil, Argentina and Ecuador

Our History can be summarized by our growth in each country and our performance in the capital markets:

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

Finally, in November 2018, we acquired all of LGI’s equity interest in GeoPark’s Chilean and Colombian subsidiaries. This acquisition increased GeoPark’s equity interest to 100% in its Colombian and Chilean businesses. The acquisition price included a fixed payment of US$81 million already paid at closing, plus two equal installments of US$15 million each, paid in June 2019 and June 2020, respectively. Additionally, three contingent payments of US$5 million each could be payable over the next three years, subject to certain production thresholds being exceeded. As of the date of this annual report, the two installments have been paid, and the production threshold corresponding to the first two contingent payments of US$5 million were not exceeded and therefore no payment was made.

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

On January 16, 2020 we acquired the entire share capital of Amerisur, a company previously listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur are exploration, development and production of oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and one non-operated block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

Brazil

Since 2013, we have participated in the Brazilian ANP Bid Rounds and have been awarded exploratory concessions most of the time.

As of 2014, following the Rio das Contas acquisition, we have a 10% working interest in the BCAM-40 Concession, which includes an interest in the Manati Gas Field operated by Petrobras.

On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati gas field to Gas Bridge for a total consideration of R$144.4 million (approximately $27 million as of the date of the agreement at the exchange rate of R$5.35 to US$1.00), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals. The transaction was agreed with an effective date of December 31, 2020 and is subject to certain conditions, including the acquisition by Gas Bridge of the remaining 90% working interest and operatorship of the Manati gas field.

Argentina

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

On July 15, 2020, we notified our irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. As of the date of this annual report, the negotiations for transferring the operationship of the block are still ongoing.

For additional details regarding the status of our license contract in Peru, see “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Peru—Morona Block.”

Ecuador

On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in April 2019. We assumed a commitment of carrying out 3D seismic in the Espejo Block and drilling four exploration wells in each block, which amounts to US$29.7 million in capital expenditures for our working interest, over the first four years.

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

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 36.1 to our Consolidated Financial Statements) and to pay related fees and expenses, and (ii) for general corporate purposes.

In September 2020, our Brazilian subsidiary executed the refinancing of the outstanding principal with Banco Santander for R$19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution at the exchange rate of R$5.7 to US$1.00). The interest rate applicable is the Interbank Certificate of Deposit Rate (“CDI”) plus 3.55% per annum. Interest is paid on a monthly basis, and principal will be paid semi-annually in three equal installments in October 2021, April 2022 and October 2022.

B.    Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Chile, Brazil, Argentina and Ecuador.

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2020. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	In process of relinquishment. See “—Our operations—Operations in Colombia” and “—Our operations—Operations in Argentina.”
(2)	On July 15, 2020, we notified our irrevocable decision to retire from the Block due to extended force majeure, which allows for the termination of the license contract. As of the date of this annual report, the negotiations for transferring the operationship of the block are still ongoing. See “—Our operations—Operations in Peru.”
(3)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals. See “—Our operations—Operations in Brazil.”
(4)	In July 2020, we initiated a farm-out process to sell our 70% interest in the currently non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021. See “—Our operations—Operations in Brazil.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2020.

	For the year ended December 31, 2020
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	89.0	1.7	89.3	100%	334,606	85%
Chile	2.1	24.8	6.2	34%	21,704	6%
Brazil	—	13.9	2.4	—%	12,783	3%
Argentina	1.8	5.6	2.7	66%	24,599	6%
Total	92.9	46.0	100.6	92%	393,692	100%

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 16% for production in the period from 2016 to 2020, as measured by boepd in the table below.

	For the year ended December 31,
	2020	2019	2018	2017	2016
Average net production (mboepd)	40.2	40.0	36.0	27.6	22.4
% oil	87%	86%	85%	83%	75%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2020.

	Average daily production
	For the year ended December 31, 2020
	Colombia	Chile	Brazil	Argentina	Total
Oil production
Total crude oil production (bopd)	33,039	395	62	1,364	34,860
Natural gas production
Total natural gas production (mcf/day)	1,133	17,084	8,220	5,556	31,993
Oil and natural gas production
Total oil and natural gas production (mboepd)	33,228	3,242	1,432	2,290	40,192

Our assets

We have a well-balanced portfolio of assets that includes working and/or economic interests in 44 hydrocarbon blocks, 43 of which are onshore blocks, including 10 in production as of December 31, 2020. Our assets give us access to more than 8.6 million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2020, the blocks in Colombia, Chile, Brazil and Argentina in which we have a working interest had 100.6 mmboe of net proved reserves, with 89%, 6%, 2% and 3% of such net proved reserves located in Colombia, Chile, Brazil and Argentina, respectively.

We produced a net average of 40.2 mboepd during the year ended December 31, 2020 of which 83%, 8%, 5% and 4%, were in Colombia, Chile, Argentina and Brazil, respectively, and of which 87% was oil.

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

●	Colombia. In 2012, we acquired assets in Colombia at attractive prices, which gave us access to exploratory and productive acres with many prospects. In the Llanos Basin, we pioneered a new play type combining structural and stratigraphic traps. As a result, in the Llanos 34 Block our average daily production has grown from 0 at the time of acquisition to more than 26,000 bopd as of December 31, 2020. During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block, and we also executed an agreement with Parex to assume a 50% working interest in the Llanos 94 Block. On January 16, 2020, we acquired the entire share capital of Amerisur, which owns thirteen production, development and exploration blocks in Colombia and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).
●	Chile. In 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block we performed active exploration and development drilling that resulted in multiple oil and gas discoveries.
●	Brazil. Since 2013, we have participated in the Brazilian ANP Bid Rounds and were awarded exploratory concessions in each one of them. In 2014, we acquired Rio das Contas, which gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manati Field in the Camamu-Almada Basin in the State of Bahia, which has consistently self-funded its operations. The Manati Field has provided up to 1.8% of total gas produced in Brazil. On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block. The transaction is subject to certain conditions, including the acquisition by the acquirer of the remaining working interest and operatorship of the Manati gas field, and other regulatory approvals. As of the date of this annual report, these conditions have not been met.

●	Argentina. On December 18, 2017, we executed an asset purchase agreement (the “APA”) with Pluspetrol to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. Closing of the transaction occurred on March 27, 2018. In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF S.A. and in October 2019 we signed the final agreement.
●	Ecuador. On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in April 2019.

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

For example, in Colombia, we acquired three companies simultaneously in 2012 to pursue a risk-balanced approach: one company had mainly proven production and reserves to provide us with a steady cash flow base, and the remaining had highly prospective exploration license blocks. Within four years of entering Colombia, we made multiple oil discoveries in the Llanos 34 Block that allowed us to increase production and cash flows.

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “—Our operations.”

Platform and Funding

We are focused on continued growth utilizing a disciplined capital structure and a conservative financial philosophy. Due to the volatile nature of commodity prices, expenditure discipline and a focus on disciplined capital structure are critical to our business. Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, each country, has a local team running the business who recommends and advocates for the projects with which they want to move forward. The corporate team then ranks all of the projects based on economic, technical and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, the corporate team decides the amount of capital to be invested and allocates that capital to the highest value-adding projects. As an example, for the 2021 capital allocation process, over 70 projects were selected which comprise our 2021 work program, under the base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities.

We generated US$168.7 million and US$235.4 million in cash from operations in the years ended December 31, 2020 and 2019, respectively, and had US$201.9 million and US$111.2 million of cash and cash equivalents as of December 31, 2020 and 2019, respectively.

As of December 31, 2020, we had US$784.6 million of total outstanding indebtedness and over 99% of our debt is scheduled to mature in 2024 (54.6%) and 2027 (44.9%).

In June 2020, we entered into an offtake and prepayment agreement with Trafigura, under which we sold and delivered a portion of our Colombian crude oil production to Trafigura. The offtake agreement also provided us with a prepayment line of up to US$75 million in the form of prepaid future oil sales. The availability period for the prepayment agreement will expire on June 19, 2021. As of the date of this report, we have not withdrawn any amount from this prepayment agreement.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.50% senior notes due 2027 (the “Notes due 2027”). The Notes due 2027 contain incurrence-based limitations on the amount of indebtedness we can incur, see Note 27 to our Consolidated Financial Statements.

During October 2018, we entered into a loan agreement with Banco Santander for R$77.6 million (equivalent to US$ 20 million at the moment of the loan execution) to repay an existing US dollar-denominated intercompany loan, which matured in October 2020. As a result of this transaction, our Brazilian subsidiary has significantly reduced its exposure to foreign currency fluctuation. In September 2020, our Brazilian subsidiary executed the refinancing of the outstanding principal with Banco Santander for R$19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution). The interest rate applicable is CDI plus 3.55% per annum. Interests are paid on a monthly basis, and principal will be paid semi-annually in three equal installments in October 2021, April 2022 and October 2022.

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior notes due 2024 (the “Notes due 2024”). The Notes due 2024 contain incurrence-based limitations on the amount of indebtedness we can incur, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources—Indebtedness—Notes due 2024—Covenants.”

Strong cash flow

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2020, cash flows from operating activities were US$168.7 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures.

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

Our cash flow generation is complemented by our financial hedging program. Since October 2016, we have entered into derivative financial instruments to manage our exposure to oil price risk. The purpose of our hedging strategy is to establish minimum oil prices to secure a stable cash flow and the execution of our work program. For more information regarding our financial hedging program please see Note 8 to our Consolidated Financial Statements.

In December 2018 we decided to manage our future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$83.7 million in 2019 and US$ 92.1 million in 2018, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. As of December 31, 2020, we have no currency risk management contracts in place.

In relation to the cash consideration payable for the acquisition of Amerisur, we were exposed to fluctuations of the British pound sterling as of December 31, 2019. Consequently, we decided to manage this exposure by entering into a deal-contingent forward with a British bank, in order to anticipate any currency fluctuation.

Since 2020, we have entered into Vasconia-based derivative contracts, a new instrument within our hedging portfolio. These derivatives protect both the overall crude price exposure to ICE Brent as well as the Vasconia differential, which reflects the quality adjustment for our Llanos Basin crude production in Colombia.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become the second largest operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV-10 of US$0.7 billion as of December 31, 2020. Our enhanced regional portfolio, including investment-grade countries and strong partnerships, position us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

On January 16, 2020 we acquired the entire share capital of Amerisur, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and one non-operated block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams. For example, as commodity prices were projected to decline throughout 2020, on March 19, 2020 we announced a decision to shift our development plan primarily to our operations in the Llanos 34 Block to focus on the Llanos Basin, which had demonstrated strong returns on capital. Our operating team reacted quickly to pivot our operations that were unburdened by drilling obligations and worked with our service partners to coordinate a smooth and efficient transition to a new plan. Since then we were able to control production costs, as exemplified by our average operating costs for the Llanos 34 Block, which were US$4.1 per boe for the year ended December 31, 2020.

Long-term strategic partnerships and strong strategic relationships provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In Chile, we believe we have strong long-term commercial relationships with Methanex and ENAP, and in Colombia, we believe we have developed a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company. In Brazil, we believe we will continue to derive benefits from the long-term relationship with Petrobras.

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

In August 2017, we obtained the ISO 14001:2015 certification for our environmental management process for the design, construction, operation, maintenance, modernization and dismantlement of GeoPark Colombia S.A.S.’s facilities, and the performance of exploration and oil and gas production activities in the Llanos 34 and VIM-3 blocks with a commitment to continuously improve our processes. We obtained the ISO 14001:2015 re-certification in 2018 and in 2020 .the certification was renewed and extended until August 2023.

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

In spite of physical distancing due to the COVID-19 pandemic, in 2020 we kept in permanent contact with the local communities in which we operate, contributing to food security for vulnerable households and supporting local and national authorities’ efforts to halt the spread of the virus.

In 2019, we joined the Equipares gender equality certification program, an initiative of the Colombian government and the United Nations Development Program (UNDP) focused on achieving parity in the workplace. In 2020, we created a standing company-wide committee to implement action plans that encourage and sustain the values of equity, inclusion and diversity. In 2020, we reported for the first time our gender equality metrics using the Bloomberg Gender Reporting Framework,

In 2020, we reported our S.P.E.E.D. and Environment, Social and Governance metrics for the second year running using the Global Reporting Initiative standards. Our 2019 sustainability report addresses the material topics that influence our stakeholders, the environment and society at large, and connects them with the five components of our S.P.E.E.D. value system.

Among the material sustainability topics included in our 2019 S.P.E.E.D. and ESG report are: safety and health management, supply chain management, stakeholder relations, legal compliance, employee development and training, integrated water resources management, energy efficiency, emissions management, biodiversity protection, social risk assessment, and relationship with indigenous communities.

On March 26, 2021, we received a rating of BBB (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment. We progressed from B in 2018 to BBB in 2021. The improvement in ratings reflects our active management with MSCI and internal work to improve policies and disclosure. The 2021 upgrade was based on our improvements in Health & Safety and Carbon Emissions.

Our approach on human rights seeks to conduct business in a way that is consistent with the UN Guiding Principles on Business and Human Rights (the “UN Guiding Principles”), the ten UN Global Compact Principles and the Voluntary Principles on Security and Human Rights. Our commitment to the Voluntary Principles on Security and Human Rights is reflected in our S.P.E.E.D. program, as well as in all our policies and procedures. Human rights aspects are integrated into relevant internal management processes, tools, and trainings. On-going activities, business relationships and new business opportunities are assessed for potential human rights impacts and aspects, following a risk-based approach, with continues efforts to strengthen the diversity of our workforce, considering gender, nationality, background, ethnicity, competence, age, and preferences.

In 2020, we continued the strengthening of our processes for managing human rights in our supply chain and on raising awareness. A compliance appendix, covering human rights and anti-corruption standards for suppliers, was introduced for all material contracts.

Transparency, ethics, and anti-corruption

Transparency is a cornerstone of good governance. It is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. GeoPark believes that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have zero-tolerance policy towards all forms of corruption. This policy is embedded across GeoPark through our corporate values, our Code of Conduct (Our Code), and our Compliance Program. They prohibit all forms of corruption and bribery and reflects the Company’s values and its commitment to high ethical standards in business activities; they apply to all employees, board members and third parties.

GeoPark supports and engages in global transparency initiatives through its membership in the Extractive Industries Transparency Initiative (EITI). Since 2018, GeoPark has actively participated in the Colombian national EITI initiative and taken part of a multi-stakeholder working group organized by Transparency International Colombia in preparation of the report.

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

Our CEO, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 12, 2021, Mr. Park held 13.6% of our outstanding common shares.

Our Chairman, Mr. Gerald O’Shaughnessy, has been actively involved in the oil and gas business internationally and in North America since 1976. As of March 12, 2021, Mr. O’Shaughnessy held 10.7% of our outstanding common shares.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, ENAP, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 12, 2021, our executive directors and key management (excluding our founding shareholders, Mr. Gerald E. O’Shaughnessy and Mr. James F. Park) owned 2.1% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” Our founding shareholders are also involved in our daily operations and strategy.

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

COVID-19 Pandemic

During 2020, the global economy and the oil industry were deeply impacted by the effects of the COVID-19 pandemic and related third-party actions. Uncertainty in the oil markets and the negative demand implications resulting from the COVID-19 pandemic continue to weigh on commodity prices. As with previous changes in a volatile price environment, we immediately took the following main actions:

●	Adjusting our 2020 capital expenditures program to US$ 65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$ 180-200 million including capital expenditures for Amerisur assets);
●	Temporary suspending our quarterly dividend payments and share buybacks program;
●	Reducing administrative and structure costs, starting with a voluntary salary and bonus reduction by our management team and Board of Directors

●	Completing an organizational redesign focused on centralizing certain operational activities in an effort to capture greater efficiencies; and
●	Renegotiating all service contracts, as well as any other type of contract.

For a more in-depth discussion of the effects of COVID-19 pandemic please see Note 1.1 to our Consolidated Financial Statements and for a more in-depth discussion of our 2020 results, liquidity and its capital resources, please see “Item 5—Operating and Financial Review and Prospects”.

2021 Strategy and Outlook

Oil prices have been volatile over the past years. In preparation for continued volatility and the prolonged effects of the COVID-19 pandemic, we have developed multiple scenarios for our 2021 capital expenditure program.

Our preliminary base capital program for 2021 considered a reference oil price assumption of US$40-45 per barrel and called for approximately US$100-120 million to fund our exploration and development which we intend to fund through cash flows from operations and cash-in-hand, to be allocated approximately as follows:

●	Colombia: US$95-115 million. Focus on developing the Llanos 34 block, accelerating development of the CPO-5 block and acquiring seismic and delineating prospects in the Llanos and Putumayo exploration blocks.
●	Ecuador: US$4-5 million. Focus on seismic and other preliminary activities to prepare for drilling in the Espejo and Perico Blocks.
●	Chile, Argentina, and Brazil: US$1-2 million. Focus on well intervention activities and facilities to enhance base production levels.

In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption below US$35 per barrel and consists of an alternative capital expenditure program of approximately US$50 million-US$85 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption above US$50 per barrel or higher and consists of an alternative capital expenditure program of approximately US$140 million-US$160 million to be selected from identified projects designed to increase reserves and production.

In March 2021, we announced a revised work program which considers a reference oil price assumption of US$50-55 per barrel and a capital expenditure program of approximately US$130 million-US$150 million, maintaining flexibility to expand or adjust depending on prevailing oil prices.

In order to secure minimum oil prices for our 2021 production and beyond, we have commodity risk management contracts in place covering a portion of our production for 2021 and 2022 and monitor market conditions on a continuous basis to evaluate additional new commodity risk management contracts for the future.

Additionally, we continue to monitor the potential impact of the COVID-19 pandemic on our financial condition, cash flows and results of operations.

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 44 hydrocarbon blocks, 43 of which are onshore blocks, including 10 in production as of December 31, 2020, as well as in an additional shallow-offshore concession in Brazil that includes the Manati Field.

Our well-balanced portfolio of assets provides the ability to quickly optimize capital allocation as market conditions change. The current crisis, however, is still evolving and may become more severe and complex. As a result, the COVID-19 pandemic may still materially and adversely affect our results in a manner that is either not currently known or that we do not currently consider to be a significant risk to our business. For additional information about the business risks relating to the COVID-19 pandemic and related governmental actions, See “Item 3. Key Information—D. Risk factors—Risks relating to our business—The COVID-19 pandemic has and may continue to adversely impact our business, financial condition, and results of operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business”.

Operations in Colombia

As of December 31, 2020, our Colombian assets gave us access to more than 3,690,000 gross exploratory and productive acres across 23 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth in our oil production and proved reserves, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block, which as of December 31, 2020 accounts for 84% of our production and 89% of our proved reserves in Colombia.

The table below shows average production and proved oil and gas reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Average net oil production (mboepd)	33.0	32.1	28.4
Net proved reserves at year-end (mmboe)	89.3	91.0	75.1

Highlights of the year ended December 31, 2020 related to our operations in Colombia included:

●	Successful closing of the acquisition and initiation of operational takeover and integration of Amerisur’s assets in January 2020;
●	Obtaining the Bureau Veritas certification on biosecurity protocols to mitigate and manage the impact of COVID-19 in Colombian operations;
●	In second quarter of 2020 we received regulatory approvals to reclassify the flowline connecting the Llanos 34 Block to regional infrastructure into a pipeline, contributing to reduce operational risk, further cost savings and reduce carbon footprint;
●	Drilling campaign with 19 gross wells drilled and put into production in the Jacana, Tigana and Tigui oil fields in the Llanos 34 Block;
●	Initiation of 3D seismic in the PUT-8 Block in the Putumayo Basin;
●	Successful drilling of the Indico 2 appraisal well in the non-operated CPO-5 Block in November 2020, producing 6,211 bopd gross of light oil as of March 15, 2021. The operator ONGC Videsh drilled and completed Indico 2 to a total depth of 10,925 feet;
●	Execution of a contract to connect the Llanos 34 Block to the national electricity grid. The electrification of the Llanos 34 Block is expected to be operational in 2022, and will help reduce carbon emissions and the cost of energy;
●	Connection of the Tigana field in the Llanos 34 Block to the ODCA pipeline in December 2020, further reducing truck traffic, contributing to further reduce operational risk, costs and carbon emissions;
●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;

●	Average net oil production increased by 3%, to 33.0 mboepd in 2020 from 32.1 mboepd in 2019;
●	Proved oil and gas reserves decreased by 2% to 89.3 mmboe at year-end 2020, from 91.0 mmboe at year-end 2019 after producing 11.1 mmboe;
●	Capital expenditures decreased by 20% to US$61.6 million in 2020 from US$76.8 million in 2019;
●	Operating costs levels per barrel remained flat from US$5.4 in 2019 to US$5.5 in 2020;

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

(1)	In process of relinquishment. See “—Our operations—Operations in Colombia.”

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2020.

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(mmboe)	(boepd)	Basin	expiration year
Llanos 34	63.5	45%	Verano Energy	GeoPark	79.2	27,751	Llanos	Exploitation: 2039-2045(3)
Llanos 32	50.2	12.5%	Verano Energy	Verano Energy	3.2	474	Llanos	Exploration: 2022
								Exploitation: 2040-2045(3)
VIM-3	46.9	100%	—	GeoPark	—	—	Magdalena	In process of termination
Llanos 86	255.5	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 87	107.6	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2022
Llanos 104	274.8	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 123	88.3	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2023
Llanos 124	27.6	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2023
Llanos 94	89.2	50%	Parex	Parex	—	—	Llanos	Exploration: 2023
Andaquíes	114.9	100%	—	GeoPark	—	—	Putumayo	In process of relinquishment
Coatí	61.8	100%	—	GeoPark	—	—	Putumayo	Exploration: Currently suspended
CPO-5	490.8	30%	ONGC Videsh	ONGC Videsh	5.6	2,403	Llanos	Exploration: 2022
								Exploitation: 2042
Mecaya	74.1	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
Platanillo	27.3	100%	—	GeoPark	1.3	2,575	Putumayo	Exploitation: 2033(3)
PUT-8	102.8	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: 2022
PUT-9	121.5	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
PUT-12	134.5	60%	Pluspetrol	GeoPark	—	—	Putumayo	Exploration: 2021(5)
PUT-14	114.6	100%	—	GeoPark	—	—	Putumayo	Phase zero(4)
PUT-30	95.2	100%	—	GeoPark	—	—	Putumayo	Exploration: Currently suspended (6)
PUT-36	148.0	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Phase zero(4)
Tacacho	589.0	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
Terecay	586.6	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field by field basis.
(4)	In this phase the Ministry of Interior must certify the presence or absence of indigenous communities and carry out a prior consultation process, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into Phase 1, where the exploratory commitments become mandatory.
(5)	On February 23, 2021 we filed a termination request before the ANH due to force majeure that restricts our possibility to fulfill the exploratory commitments in the block.
(6)	On February 23, 2021 we filed a transfer of commitment request before the ANH aimed to terminate the E&P Contract. Subject to the authorization of the ANH US$16.4 million will be transferred to Llanos 34 Block for the drilling of 3 exploratory wells. US$11.7 million remain pending to be transferred to other exploratory activities in our Colombian portfolio.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2020

	Gross acres
	(thousand	Economic		Production
Block	acres)	interest(1)	Operator	(boepd)	Basin
Abanico	25.7	10%	Frontera	25	Magdalena

(1)	Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 63,529 gross acres (257 sq. km.). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at that time had no production, reserves or wells drilled on it, and with 210 sq. km. of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2020 we engaged in exploration and development activities that resulted in 12 new oil fields discoveries and increased proved reserves and oil production year by year up to a peak oil production of 34,995 bopd. Average net production in 2020 was 27,751 bopd and net reserves of 79.2 mmboe. By the end of 2020, we have drilled more than 130 wells, with 116 producer wells that have accumulated more than 118 million barrels of oil. The Llanos 34 Block has three reservoirs: the Guadalupe Formation, which produces 84% of our oil production in the Block, Mirador, which produces 15% of our oil production in the Block and Gacheta, which produces 1% of our oil production in the Block, with an API gravity between 13° and 30.6°. During these 9 years of operation in Llanos 34 Block, we have built all the required infrastructure to produce and manage the fluids of the assets, including 10 production facilities, 24 kilometers of power grid, more than 45 kilometers of flowlines for fluid transfer, 136 kilometers of roads and a 42 kilometers oil pipeline. In December 2020, we connected the Tigana field in the Llanos 34 Block to the ODCA pipeline in, further reducing truck traffic, contributing to further reduce operational risk, costs and carbon emissions.

Our partner in the Llanos 34 Block is Verano Energy (a subsidiary of Parex), which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant Agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block. The Llanos 32 Block covers approximately 50,211 gross acres (203 sq. km.). Verano Energy is the operator of this block and has a 87.5% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2020, our average net production in the Llanos 32 Block was 474 bopd. In 2019 we executed an agreement with Verano Energy by which we obtained a 25% working interest in the remaining exploration areas of the block. On March 19, 2019 the ANH approved an extension of one year to phase 2 of the subsequent exploratory program in order to drill an exploratory well amounting to US$0.6 million. This commitment was fulfilled with the drilling of the Azogue-1 well in December 2019. On February 27, 2020, the ANH approved an additional extension of two years to phase 2 of the subsequent exploratory program in order to drill two exploratory wells amounting to US$3.4 million before February 20, 2022.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Pacific Rubiales Energy is the operator of, and has a 100% working interest in, the Abanico Block, which covers an area of approximately 25,658 gross acres (103 sq. km.). We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific, who subsequently assigned its participation interest to Cespa de Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

Llanos 86 and Llanos 104 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest executed an E&P contract over these blocks on July 11, 2019 as a result of the Permanent Competitive Process launched by ANH on 2019. We are the operator of these contracts that are currently in its preliminary phase and cover approximately 530,309 gross acres (2,146 sq. km.). We have requested the Ministry of Interior to certify if there are indigenous communities present in the area and the Ministry confirmed the presence of such communities. Therefore, we are conducting the due prior consultation process with the communities. Once this has concluded, the contract will enter into exploratory phase 1 in which the commitments are: acquisition of 3D seismic, reprocessing of 2D seismic and drilling of two exploratory wells for an estimated amount of US$ 8.0 million for Llanos 86 Block and US$7.1 million for Llanos 104 Block as of the date of this annual report.

Llanos 87 Block. GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on July 11, 2019 as a result of the Permanent Competitive Process launched by ANH on 2019. The Ministry of Interior certified the absence of indigenous communities in the area. We are the operator of this contract that is currently in exploratory phase 1 and covers approximately 107,624 gross acres (435 sq. km.). Phase 1 commitments are reprocessing of 3D seismic, drilling of four exploratory wells and acquisition of aero geophysics before November 24, 2022 with an estimated amount of US$11.0 million as of the date of this annual report.

Llanos 123 and Llanos 124 Blocks: GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over these blocks on December 20, 2019 as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts that covers approximately 115,956 gross acres (469 sq. km.). As of the date of this annual report, outstanding investment commitments of US$14.1 million related to these blocks correspond to (i) reprocessing 3D seismic, acquiring geochemistry and drilling of two exploratory wells for Llanos 123 Block with an estimated amount of US$5.7 million before November 26, 2023 and; (ii) the acquisition of 3D seismic, reprocessing of 3D seismic, acquisition of geochemistry and drilling of three exploratory wells for Llanos 124 Block with an estimated amount of US$8.4 million before November 26, 2023.

Llanos 94 Block. On July 24, 2019 the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH on 2019. This contract is in its exploratory phase 1 and covers approximately 89,175 gross acres (360.8 sq. km.). We acquired a 50% working interest from Parex  and obtained ANH’s approval to such transfer in May, 2020. As of the date of this annual report, outstanding investment commitments of US$9.1 million related to this block correspond to the acquisition of 3D seismic, reprocessing of 3D seismic and drilling of 3 exploratory wells before October 1, 2023.

CPO-5 Block. On December 26, 2008, the E&P Contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. This contract covers approximately 490,825 gross acres (1,986 sq. km.). We hold a 30% working interest since the acquisition of Amerisur. As of the date of this annual report this contract is in exploratory phase 2 in which the pending commitment is the acquisition, processing and interpretation of 230 sq. km. of 3D seismic for an amount of US$2.5 million before July 9, 2022. There is an existing commercial fields called Mariposa. Average net production in 2020 was 2,403 bopd and net reserves were 5.6 mmboe. In addition, the Indico field is under an evaluation program.

Magdalena Basin:

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

Putumayo Basin:

Andaquies Block. We are the operator of and have a 100% working interest in the Andaquies Block, which covers approximately 114,879 gross acres (465 sq. km.). As of the date of this annual report the contract is in phase 3 of the exploration period. On February 14, 2020 we presented our withdrawal from the E&P Contract and requested the ANH to approve the transfer of the pending commitments to the Llanos 32 Block. On February 20, 2020, the ANH approved the request. We and the ANH already began the process of relinquishment of the E&P Contract and its subsequent liquidation.

Coati Block. We are the operator of and have a 100% working interest in the Coati Block, which covers approximately 61,843 gross acres (250 sq. km.). As of the date of this annual report the contract is in phase 3 of the exploration period, which exploration commitment consists of the acquisition of 57 sq. km. of 3D seismic and 30 km. of 2D seismic, for an estimated amount of US$4.5 million. Furthermore, on September 2006 the former operator declared an Evaluation Area and presented an Evaluation Program in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coatí-1 well. Both, the phase 3 and the Temblon Evaluation Program, are currently suspended due to force majeure events (relating to prior consultations).

Mecaya Block. We are the operator of and have a 50% working interest in the Mecaya Block, which covers approximately 74,128 gross acres (300 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in unified phases 1 and 2 of the exploration period, which remaining exploration commitment consists of the acquisition of 52.2 sq. km. of 3D seismic for an amount of US$0.6 million. On December, 2010 the former operator declared an evaluation area and presented an evaluation program for the Mecaya-1 well (Mecaya Evaluation Program). Both, unified phases 1 and 2 and the evaluation program, are currently suspended due to force majeure events (relating to prior consultations).

Platanillo Block. We are the operator of and have a 100% working interest in the Platanillo Block, which covers approximately 27,300 gross acres (110 sq. km.). On September 11, 2009, we began the commercial exploitation of the Platanillo Block (Alea 1 and Platanillo 2 wells, began). Average net production in 2020 was 2,575 bopd and net reserves of 1.3 mmboe.

Putumayo 8 Block. We are the operator of and have a 50% working interest in the Putumayo 8 Block, which covers approximately 102,800 gross acres (416 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period. As of the date of this annual report, outstanding investment commitments of US$13.1 million related to this block correspond to the drilling of 3 exploratory wells and the acquisition of 112 sq. km. of 3D seismic before June 27, 2022.

Putumayo 9 Block. We are the operator of and have a 50% working interest in the Putumayo 9 Block, which covers approximately 121,453 gross acres (492 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period and outstanding investment commitments of US$4.4 million related to this block correspond to drilling of two exploratory wells before October 14, 2020 and the acquisition of 126.25 sq. km. of 3D seismic. Phase 1 was suspended in June 25, 2019, due to the occurrence of a force majeure event consisting of the issuance of the Municipal Agreement No. 007 of Puerto Guzmán, which prohibits the hydrocarbon exploration and production activities in such municipality.

Putumayo 12 Block. We are the operator of and have a 60% working interest in the Putumayo 12 Block, which covers approximately 134,534 gross acres (544 sq. km.). Pluspetrol Colombia Corporation (“Pluspetrol”) is the owner of the remaining 40% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, and outstanding investment commitments of US$14.4 million related to this block consist of the drilling of one exploratory well, the acquisition of 131 km. of 2D seismic, and the acquisition of geochemistry before November 29, 2021. On February 23, 2021 we requested the termination of the contract due to the occurrence of force majeure events related with judicial procedures initiated by ethnic communities.

Putumayo 14 Block. We are the operator of and have a 100% working interest in the Putumayo 14 Block, which covers approximately 114,560 gross acres (464 sq. km.). The contract is in phase 0, as the applicable prior consultation process must be completed. The Ministry of Interior certified the presence of two indigenous communities for the execution of the seismic commitment for phase 1. Prior consultations with the two ethnic communities are ongoing. Phase 1 commitments consist of the acquisition of 98 km. of 2D seismic and the drilling of one exploratory well for an estimated net amount of US$16.1 million as of the date of this annual report.

Putumayo 30 Block. We are the operator of and have a 100% working interest in the Putumayo 30 Block, which covers approximately 95,172 gross acres (385 sq. km.). The contract is currently in phase 1 of the exploration period and is suspended as of the date of this annual report. On February 23, 2021 we submitted to the ANH our request to withdraw from to the E&P contract and transfer the remaining commitments to other E&P contracts. The commitments to be transferred are the drilling of one exploratory well and the acquisition of 209 km. of 2D seismic for an estimated amount of US$26.9 million as of the date of this annual report.

Putumayo 36 Block. We are the operator of and have a 50% working interest in the Putumayo 36 Block, which covers approximately 148,021 gross acres (599 sq. km.). Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, whereby applicable prior consultation processes must be completed. The Ministry of Interior certified the presence of one indigenous community for the execution of the seismic commitment for phase 1. As of the date of this annual report, the contract is in phase 0 as the applicable prior consultation process must be completed, and outstanding investment commitments of US$9.5 million related to this block consist of the acquisition of 105.6 sq. km. of 3D seismic and the drilling of two exploratory wells. Prior consultation has not been initiated with the ethnic community due to the restrictions that derive from the issuance of Municipal Agreement 007 of Puerto Guzmán. We requested the suspension of the preliminary phase due to this force majeure event. The suspension is subject to ANH approval.

Tacacho Block. We are the operator of and have a 50% working interest in the Tacacho Block, which covers approximately 589,009 gross acres (2,384 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, and outstanding investment commitments of US$1.2 million related to this block consist of the acquisition, processing and interpretation of 480 km. of 2D seismic. Phase 1 is suspended due to the occurrence of force majeure events related with social and public order conditions of the area as of the date of this annual report.

Terecay Block. We are the operator of and have a 50% working interest in the Terecay Block, which covers approximately 586,625 gross acres (2,374 sq. km.).  Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, and outstanding investment commitments of US$2.9 million related to this block consist of the acquisition, processing and interpretation of 476 km. of 2D seismic. Phase 1 is suspended due to the occurrence of force majeure events related with social and public order conditions of the area as of the date of this annual report.

As per farm-out agreement executed on November 21, 2018, Sierracol Energy shall carry us in certain exploration activities for the Mecaya, PUT-9, Tacacho and Terecay Contracts.

Operations in Chile

Our Chilean assets currently give us access to 716,000 of gross exploratory and productive acres across 4 blocks in a large fully-operated land base across the Magallanes Basin, with existing reserves, production and cash flows.

Our Chilean blocks are located in the provinces of Última Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil and gas-producing area. As of December 31, 2020, the Magallanes Basin accounted for all of Chile’s oil and gas production.

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

Highlights of the year ended December 31, 2020 related to our operations in Chile included:

●	Drilling of Leun exploration well to a total depth of 7,808 feet in the Flamenco Block targeting the Tobifera formation. The well is under evaluation as of the date of this annual report;
●	Drilling of Huillin exploration well to a total depth of 9,432 feet in the Isla Norte Block targeting the Tobifera and Springhill formations. Petrophysical logging interpretations indicated non-commercial oil accumulations, and following these results, a decision was made to plug and abandon the well;
●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;
●	Average net oil and gas production increased by 3% to 3,242 boepd in 2020 from 3,143 boepd in 2019;
●	Proved oil and gas reserves decreased by 14% to 6.2 mmboe at year-end 2020 from 7.2 at year-end 2019 after producing 1.2 mmboe; and
●	Capital expenditures increased by 11% to US$11.9 million in 2020 from US$10.7 million in 2019.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2020.

	Gross
	acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest (1)	Partners (2)	Operator	(mmboe)(3)	(boepd)	Basin	expiration year
Fell	367.8	100%	—	GeoPark	6.2	3,242	Magallanes	Exploitation: 2032
Isla Norte	97.7	60%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2022
								Exploitation: 2044
Campanario	144.2	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2022
								Exploitation: 2045
Flamenco	105.9	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2021
								Exploitation: 2044

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

(2)	Partners with working interests.

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km. of 3D seismic surveys and drilled 119 exploration and development wells. In the year ended December 31, 2020, we produced an average of 3,242 boepd, in the Fell Block, consisting of 88% gas.

The Fell Block has an area of 367,800 gross acres (1,488 sq. km.) and its center is located approximately 140 km. northeast of the city of Punta Arenas. It is bordered on the north by the international border between Argentina and Chile and on the south by the Magellan Strait.

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

The Fell Block also contains the Estratos con Favrella shale reservoir as a broad area within Fell Block (1,000 sq. km.) which appears to be in the oil window for this play.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In the first and second quarters of 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego Province of Chile. We are the operator of all three of these blocks, with working interests of 60%, 50% and 50%, respectively. We believe that these three blocks, which collectively cover 347,700 gross acres (1,407 sq. km.) and are geologically contiguous to the Fell Block.

Flamenco Block. We are the operator of, and have a 50% working interest in, the Flamenco Block, in partnership with ENAP. The block covers approximately 105,900 gross acres (428 sq. km.). In June 2013, we discovered a new oil and gas field in the block following the successful testing of the Chercán 1 well, the first well drilled by us in Tierra del Fuego. We have completed all the committed activities for the first and second exploration periods under the CEOP governing the Flamenco Block.

Isla Norte Block. We are the operator of and have a 60% working interest in partnership with ENAP in the Isla Norte Block, which covers approximately 97,650 gross acres (395 sq. km.). As of the date of this annual report, we had completed 100% of the commitments of the first exploratory period and outstanding investment commitments of US$0.9 million related to this block correspond to one exploratory well of the second exploratory period.

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 144,150 gross acres (583 sq. km.). As of the date of this annual report, we had completed 100% of the commitments of the first exploratory period and outstanding investment commitments of US$5.0 million related to this block correspond to two exploratory wells of the second exploratory period. The drilling campaign relating to the committed wells of Flamenco, Isla Norte and Campanario Blocks started in February 2020 but due to the COVID-19 pandemic, the execution of the 2020 work plan was interrupted.

Therefore, in April 2020, we presented to the Ministry of Energy a notification of the declaration of force majeure, which was approved on July and we obtained an extension of the second exploratory period to fulfill the commitments of the Campanario and Isla Norte Blocks until the first quarter of 2022.

During 2020 we fulfilled all the committed activities for the second exploration period under the CEOP governing the Flamenco Block, and we have outstanding investment commitment of US$5.9 million as of the date of this annual report, consisting of two exploratory wells before April 16, 2022 on the Campanario Block, and one exploratory well before February 21, 2022 on the Isla Norte Block.

Operations in Brazil

Our Brazilian assets currently give us access to 69,000 of gross exploratory and productive acres across 7 blocks (6 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2020 related to our operations in Brazil included:

●	Farm-out process to sell our 70% interest in the currently non-producing REC-T-128 Block. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1.1 million, plus a contingent payment of up to US$ 0.7 million. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021.
●	Announcement of an agreement to sell the 10% non-operated working interest in the Manati gas field to Gas Bridge for a total consideration of R$144.4 million (approximately US$27 million as of the date of the agreement at the exchange rate of R$5.35to US$1.00) including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals;
●	An average net oil and gas production 1,432 boepd (96% gas) in the year ended December 31, 2020, as compared to 2,191 boepd in 2019;
●	Proved oil and gas reserves decreased by 4% to 2.4 mmboe at year-end 2020, from 2.5 mmboe at year-end 2019 after producing 0.5 mmboe; and
●	Capital expenditures decreased by 91% to US$0.4 million in 2020 from US$4.7 million in 2019.

The map below shows the location of our concessions in Brazil in which we have a current or future working interest:

(1)	In July 2020, we initiated a farm-out process to sell our 70% interest in the non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021.

(2)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals.

The following table sets forth information as of December 31, 2020 on our concessions in Brazil in which we have a current or future working interest:

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Concession expiration
Concession	acres)	interest(1)	Partners	Operator	(mmboe)	(boepd)	Basin	year
REC-T-128(2)	7.6	70%	Geosol	GeoPark	—	44	Recôncavo	Exploration: 2020
								Exploitation: 2047
POT-T-785	7.9	70%	Petroil	GeoPark	—	—	Potiguar	Exploration: 2023
								Exploitation: 2050
REC-T 58	7.8	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
REC-T 67	7.7	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
REC-T 77	7.7	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
POT-T 834	7.5	100%	—	GeoPark	—	—	Potiguar	Exploration: 2025
								Exploitation:2052
Manati (3)	22.8	10%	Petrobras; Enauta; PetroRio	Petrobras	2.4	1,388	Camamu-Almada	Exploitation: 2029

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	In July 2020, we initiated a farm-out process to sell our 70% interest in the non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021.
(3)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals.

Manati Field

We have a 10% working interest in the BCAM-40 Concession, which originally included an interest in the Manati Field, which is located in the Camamu-Almada Basin. Petrobras is the operator of, and has a 35% working interest in, the BCAM-40 Concession, which covers approximately 22,784 gross acres (92.2 sq. km.). In addition to us, Petrobras’ partners in the block are PetroRio S.A. and Enauta Energia S.A. (Enauta), with 10% and 45% working interests, respectively. Petrobras operates the BCAM-40 Concession pursuant to a concession agreement with the ANP, executed on August 6, 1998. See “—Significant Agreements—Brazil—Overview of concession agreements—BCAM-40 Concession Agreement.” In September 2009, Petrobras announced the relinquishment of BCAM-40’s exploration area within the concession to the ANP, except for the Manati Field.

The Manati Field is located 65 km. south of Salvador, offshore at a water depth of 35 meters. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2020, 11 wells had been drilled in the Manati Field, 6 of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km. from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km. pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below).

In 2020 we executed the 15th Amendment to the Petrobras Gas Sales Agreement in order to reflect the negotiations to mitigate the effects of the COVID-19 pandemic on the natural gas agents. Additionally, and in parallel a Term of Settlement of Outstanding Issues was executed to reflect the negotiations related to the take or pay agreement.

On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati gas field to Gas Bridge for a total consideration of R$144.4 million (approximately $27 million as of the date of the agreement at the exchange rate of R$5.35 to US$1.00), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals. The transaction was agreed with an effective date of December 31, 2020 and is subject to certain conditions, including the acquisition by Gas Bridge of the remaining 90% working interest and operatorship of the Manati gas field. Two other non-operating partners in the Manati gas field consortium with a combined 55% working interest have announced their respective agreements to sell their working interest to Gas Bridge. Closing of the transaction is still pending as of the date of this annual report.

REC-T-128 Concession

The block REC-T-128 was bid for in partnership with Geosol with a 70% working interest for us and 30% working interest for Geosol. The total commitment to the ANP was R$10.7 million (approximately US$2.1 million at the December 31, 2020 exchange rate of R$5.20 to US$1.00) during the first exploratory period and consists of acquiring 9 sq. km. of 3D seismic, drilling one well and performing geochemical analysis at two geological levels.

During 2018, 3D reprocessing was performed in the REC-T-128 block and we also drilled the Praia dos Castelhanos 1 exploration well that is currently under a long-term testing. All the commitments were fulfilled as of the date of this annual report.

In July 2020, we initiated a farm-out process to sell our 70% interest. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$1.1 million plus a contingent payment of up to US$0.7 million. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021.

POT-T-785 Concession

The POT-T-785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras. Total commitment to the ANP was R$1.2 million (US$0.2 million, at the December 31, 2020 exchange rate of R$5.20 to US$1.00) during the first exploratory period and is equivalent to acquiring 4 sq. km. of 3D seismic and performing geochemical analysis before January 29, 2023. As of December 31, 2020, the estimated remaining commitment in the POT-T-785 block amounts to US$0.1 million. In June 2020, the ANP approved the assignment of 30% to Petroil Óleo e Gás Ltda.

ANP’s First Open Acreage Bid Round

During ANP’s First Open Acreage Bid Round held in September 2019, we were awarded four exploratory blocks, one in the Potiguar Basin (Block POT-T-834) and three on the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). The Concession Agreements were executed on February 2020. As of December 31, 2020, the estimated commitment in the blocks amounted to US$0.6 million to be executed before February 14, 2025.

PN-T-597 Concession

The Parnaiba Basin, which covers an area of approximately 148 million gross acres (600,000 sq. km.), is a basin with large, underexplored areas. As of December 31, 2020, the basin had two fields in production.

PN-T-597 Block is subject to the entry into the concession agreement by the ANP and the absence of any legal impediments to signing. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brazil in December 2013 that prohibited GeoPark Brazil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. As of the date of this annual report, there is a remote possibility that we will be able to enter into a concession agreement in the PN-T 597 Block.

Operations in Peru

In October 2014, we entered into an agreement to expand our footprint into Peru (our fifth country platform in Latin America) through the acquisition of Morona Block in a joint operation with Petroperu.

The map below shows the location of the Morona Block in Peru.

(1)	On July 15, 2020, we notified our irrevocable decision to retire from the non-producing Morona Block (Block 64) due to extended force majeure, which allows for the termination of the license contract. As of the date of this annual report, the negotiations for transferring the operationship of the block are still ongoing.

The table below summarizes information about the block in Peru as of and for the year ended December 31, 2020.

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Expiration
Block	acres)	interest(1)	Partner	Operator	(mmboe)	(boepd)	Basin	concession year
Morona	1,881	75%	Petroperu	GeoPark	—	—	Marañon	20 years from EIA’s approval

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Morona Block

On October 1, 2014, we entered into an agreement to acquire a 75% working interest in the Morona Block in Northern Peru. The Morona Block covers an area of approximately 1,881 thousand gross acres (7,600 sq. km.).

On July 15, 2020, we notified Petroperu and Perupetro of our irrevocable decision to retire from the nonproducing Morona Block (Block 64) in Peru, due to extended force majeure which allows for the termination of the license contract. On January 10, 2020, Perupetro declared the project in force majeure effective retroactively to June 15, 2019. This force majeure has remained for a period exceeding the contract’s terms, entitling us to legally initiate the formal process to retire from the license contract as well as from the agreement executed with Petroperu.

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2020.

BOLIVIA
CHILE
PARAGUAY
ARGENTINA
BRAZIL
URUGUAY
Los Parlamentos
Sierra del Nevado
Puelen
CN-V
Aguada Baguales
El Porvenir
Puesto Touquet

The table below summarizes information about the blocks in Argentina in which we have working interests as of and for the year ended December 31, 2020.

	Gross
	acres			Net proved
	(thousand	Working		reserves	Production		Expiration
Block	acres)	interest (1)	Operator	(mmboe)	(boepd)	Basin	concession year
Puelen	260.2	18%	Pluspetrol	—	—	Neuquén	In process of relinquishment
Sierra del Nevado	1,399.4	18%	Pluspetrol	—	—	Neuquén	In process of relinquishment
Aguada Baguales	44.0	100%	GeoPark	1.4	1,258	Neuquén	Exploitation: 2025
Puesto Touquet	34.2	100%	GeoPark	0.7	576	Neuquén	Exploitation: 2027
El Porvenir	58.9	100%	GeoPark	0.6	456	Neuquén	Exploitation: 2025
CN-V	57.2	50%	Wintershall	—	—	Neuquén	Exploration: 2021
Los Parlamentos	330.9	50%	YPF	—	—	Neuquén	Exploration: 2022

(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Highlights of the year ended December 31, 2020 related to our operations in Argentina included:

●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;
●	Average net oil and gas production decreased by 5% to 2,290 boepd in 2020 from 2,408 boepd in 2019;
●	Proved oil and gas reserves decreased by 34% to 2.7 mmboe at year-end 2020, from 4.1 mmboe at year-end 2019 after producing 0.8 mmboe; and
●	Capital expenditures decreased by 96% to US$0.7 million in 2020 from US$19.0 million in 2019.

Neuquén blocks

On March 27, 2018, we acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquén Basin, for a total consideration of US$52 million, less a working capital adjustment of US$3.1 million. The blocks include production facilities, such as hydrocarbons treatment, storage, and delivery infrastructure. Average net production in 2020 was 2,290 bopd and net reserves of 2.7 mmboe.

Los Parlamentos Block Farm-in Agreement

In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF, the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operationship of the block and we assumed a commitment which includes two exploratory wells and additional 3D seismic, that amounts to US$6 million at our working interest, for the first exploratory period. Due to COVID-19 pandemic, in April 2020 YPF submitted to the Ministry of Economy and Energy of Mendoza Province a request of 12 month suspension of the first exploratory period. This request was approved by the Province, then the first exploratory period will end on October 30, 2022.

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

We have committed to a minimum aggregate investment of US$6.2 million for our working interest, which included the work program commitment on both blocks during the first three years of the exploratory period. As of December 31, 2020, we fulfilled the commitments in the Puelen and Sierra del Nevado Blocks and we are in process of relinquishing them in 2021.

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

The CN-V Block covers an area of approximately 57.2 thousand gross acres and is located in the Neuquén Basin in southern Argentina. The block has 3D seismic coverage of 180 sq. km. and is adjacent to the producing Loma Alta Sur oil field, a region and play-type well known to our team. The block includes upside potential in the developing Vaca Muerta unconventional play.

Operations in Ecuador

The map below shows the location of the blocks in Ecuador in which we have working interests as of December 31, 2020.

The table below summarizes information about the blocks in Ecuador in which we have working interests as of December 31, 2020.

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

Highlights of the year ended December 31, 2020 related to our operations in Ecuador include capital expenditures of US$0.3 million mainly related to the environmental impact assessment (EIA).

Espejo and Perico blocks

On May 22, 2019, we signed final participation contracts for the Espejo and Perico Blocks which were awarded to us in the Intracampos Bid Round held in Quito, Ecuador in April 2019. We are the operator of the Espejo Block with a 50% working interest and Frontera is the operator of the Perico Block with 50% working interest. We assumed a commitment of carrying out 3D seismic and drilling four exploration wells in the Espejo Block for an estimated amount of US$17.6 million during the first exploratory period ending June 17, 2023 and drilling four exploratory wells in the Perico Block for an estimated amount of US$12.1 million during the first exploratory period ending June 16, 2023.

Oil and natural gas reserves and production

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2020, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2020
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	43.8	1.7	44.1	99%
Chile	0.8	19.1	4.0	20%
Brazil	—	13.9	2.3	—%
Argentina	1.7	5.6	2.6	65%
Total net proved developed	46.3	40.3	53.0	87%

Net proved undeveloped
Colombia	45.2	—	45.2	100%
Chile	1.3	5.7	2.3	57%
Brazil	—	—	—	—%
Argentina	0.1	—	0.1	100%
Total net proved undeveloped(2)	46.6	5.7	47.6	98%

Total net proved (Colombia, Chile, Brazil and Argentina)	92.9	46.0	100.6	92%

(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	We plan to put 100% of our reported 2020 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 100.6 mmboe at December 31, 2020, compared to net proved reserves of 124.0 mmboe as of December 31, 2019.

The 19% decrease in net proved reserves in 2020, not including annual production, is mainly attributable to:

●	Our irrevocable decision to retire from the Morona Block in Peru that resulted in a decrease of 19.2 mmboe.
●	Lower average prices in Colombia, Chile, Brazil and Argentina, resulting in a 6.4 mmboe decrease.

●	Removal of proved undeveloped reserves mainly due to changes in previously adopted development plan in the Fell Block in Chile, resulting in a 2.7 mmboe decrease.
●	Lower than expected performance of the existing wells in the Jacana, Tigana, and Tigui fields in Colombia, resulting in a 2.8 mmboe decrease.

This was partially offset by:

●	Better than expected performance of proved undeveloped reserves in Colombia, mainly due to a new estimation of original oil in place (OOIP) and better type of wells considered in the Jacana and Tigana fields, which added 5.1 mmboe,
●	Better than expected performance from the Aguada Baguales, Puesto Touquet and El Porvenir fields, which added 0.7 mmboe,
●	Better than expected performance from existing wells that increase the proved developed reserves of gas in Chile, mostly related to the Jauke and Ache Fields in the Fell Block which added an aggregate of 1.3 mmboe.
●	Better than expected performance from the Manati field due to new sales gas plateau in 2021 and beyond, which added 0.5 mmboe.
●	Extensions and discoveries that resulted in an increase of 6.6 mmboe due to the Tigui appraisal wells in Llanos 34 Block and the Jauke gas field discovery in the Fell Block.
●	Purchase of minerals in place related to the Amerisur acquisition (including the Indico, Mariposa and the Platanillo fields) that resulted in an increase of 6.9 mmboe.

During the year ended December 31, 2020, we had 15.4 mmboe of our proved undeveloped reserves from December 31, 2019 converted to proved developed reserves due to development drilling in the Jacana and Tigana oil fields in the Llanos 34 Block. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2020, 2019 and 2018, please see Table 5 included in Note 38 (unaudited) to our Consolidated Financial Statements.

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

In order to ensure the quality and consistency of our reserves estimates and reserves disclosures, we maintain and comply with a reserves process that satisfies the following key control objectives:

●	estimates are prepared using generally accepted practices and methodologies;
●	estimates are prepared objectively and free of bias;
●	estimates and changes therein are prepared on a timely basis;
●	estimates and changes therein are properly supported and approved; and
●	estimates and related disclosures are prepared in accordance with regulatory requirements.

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Technical Committee and our executive committee, integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be approved and signed by the Technical Committee and our CEO and CFO. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2020 for Colombia, Chile, Brazil and Argentina included elsewhere in this annual report are based on the D&M Reserves Report, dated February 22, 2021 and effective as of December 31, 2020. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

The D&M Reserves Report covered 100% of our total reserves. In connection with the preparation of the D&M Reserves Report, DeGolyer and MacNaughton prepared its own estimates of our proved reserves. In the process of the reserves evaluation, DeGolyer and MacNaughton did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of DeGolyer and MacNaughton that brought into question the validity or sufficiency of any such information or data, DeGolyer and MacNaughton did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. DeGolyer and MacNaughton independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4-10(a)(1)-(32) of Regulation S-X. DeGolyer and MacNaughton issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and DeGolyer and MacNaughton used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Proved undeveloped reserves

As of December 31, 2020, we had 47.6 mmboe in proved undeveloped reserves, a decrease of 28.3 mmboe, or 37%, over our December 31, 2019 proved undeveloped reserves of 75.8 mmboe. Changes for the year ended December 31 2020, include:

(i)	a decrease of 19.2 mmboe in Peru due to our irrevocable decision to retire from the Morona Block;
(ii)	an increase of 4.5 mmboe in Colombia due to the Tigui appraisal wells in the Llanos 34 Block;
(iii)	an increase of 0.4 mmboe due to the Jauke field discovery in the Fell Block in Chile;
(iv)	an increase of 2.0 mmboe due to purchase of minerals in place related to the acquisition of Amerisur for the Indico, Mariposa and Platanillo fields;
(v)	an increase of 5.1 mmboe due to a better than expected performance in Colombia resulting from a new estimation of original oil in place and better type wells considered in Jacana and Tigana fields, partially offset by a decrease of 0.4 mmboe due to the revision of type wells for the Kiuaku and Loij wells and the Pampa Larga field in the Fell Block in Chile, and due to the revision of type wells for the Aguada Baguales field in Argentina;

(vi)	a decrease of 3.2 mmboe due to lower oil average prices in Argentina and Colombia, partially offset by higher gas average prices in Chile of 0.4 mmboe;
(vii)	a decrease of 2.4 mmboe mainly due to changes in previously adopted development plan in the Fell Block in Chile; and
(viii)	a decrease in reserves of 15.4 mmboe in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in the Llanos 34 Block.

Of our 47.6 mmboe of net proved undeveloped reserves, 45.2 mmboe (95.0%), 2.3 mmboe (4.8%)0.1 mmboe (0.2%) were located in Colombia, Chile and Argentina, respectively.

During 2020, we incurred approximately US$26.2 million in capital expenditures in Colombia to convert such proved undeveloped reserves to proved developed reserves.

No net proved undeveloped reserves were located in Brazil as of December 31, 2020.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2020.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2019	75.8
(All amounts shown in mmboe)

Plus: Extensions, discoveries and acquisitions:
-Colombia	4.5
-Chile	0.4
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(15.4)
Plus/less: Purchases or (Sales) of Minerals in Place:
-Colombia	2.0
-Peru	(19.2)
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	2.9
-Chile	(2.1)
-Argentina	(1.3)
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2020	47.6

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2020, 2019 and 2018.

	Average daily production(1)
	As of December 31,
	2020				2019				2018
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina(3)
Oil production
Average crude oil production (bopd)	33,039	395	62	1,364	32,127	656	57	1,603	28,421	782	42	1,202
Average sales price of crude oil (US$/bbl)	30.6	38.0	39.6	42.0	50.4	56.2	70.3	53.1	52.6	62.3	79.1	65.0
Natural Gas production
Average natural gas production (mcfpd)	1,133	17,084	8,220	5,556	1,063	14,917	12,806	4,834	740	11,640	17,300	3,796
Average sales price of natural gas (US$/mcf)	5.5	2.7	4.3	2.3	5.7	4.2	5.1	3.4	2.6	5.4	5.0	5.0
Oil and gas production cost
Average operating cost (US$/boe)	5.4	8.2	5.8	19.8	5.4	17.7	5.6	26.7	5.6	22.8	6.1	31.2
Average royalties and Other (US$/boe)	2.7	0.6	2.2	4.8	5.0	1.1	2.5	6.5	6.3	1.6	2.9	7.5
Average production cost (US$/boe)(2)	8.1	8.8	8.0	24.5	10.4	18.9	8.1	33.2	11.9	24.4	9.0	38.7

(1)	We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.
(2)	Calculated pursuant to FASB ASC 932.
(3)	We acquired the Neuquén Blocks in March 2018. Production figures do not include production prior to their acquisition by us.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2020, 2019 and 2018.

	2020		2019		2018
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	4,250	—	5,205	—	4,748	—
Jacana oil field(1)	4,152	—	3,716	—	3,051	—
Rest of Colombia	2,584	413	1,657	719	1,590	—
Chile	134	6,175	188	5,167	280	3,703
Brazil	7	2,785	11	4,279	15	5,803
Argentina	505	1,525	565	1,355	470	1,071
Total	11,632	10,898	11,342	11,520	10,154	10,577

(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled during the years ended December 31, 2020, 2019 and 2018.

	Exploratory wells(1)
	2020				2019				2018
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Productive(2)
Gross	1.0	—	—	—	5.0	1.0	1.0	1.0	9.0	1.0	1.0	—
Net	0.3	—	—	—	2.1	1.0	0.7	1.0	4.1	1.0	0.7	—
Dry(3)
Gross	1.0	1.0	—	—	—	—	1.0	3.0	4.0	—	1.0	3.0
Net	0.3	1.0	—	—	—	—	1.0	0.9	2.6	—	1.0	0.5
Total
Gross	2.0	1.0	—	—	5.0	1.0	2.0	4.0	13.0	1.0	2.0	3.0
Net	0.6	1.0	—	—	2.1	1.0	1.7	1.9	6.7	1.0	1.7	0.5

(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled during the years ended December 31, 2020, 2019 and 2018.

	Development wells
	2020				2019				2018
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Productive(1)
Gross	19.0	—	—	—	21.0	1.0	—	—	16.0	—	—	—
Net	8.6	—	—	—	9.5	1.0	—	—	7.2	—	—	—
Dry(2)
Gross	—	—	—	—	1.0	—	—	2.0	1.0	—	—	—
Net	—	—	—	—	0.5	—	—	2.0	0.1	—	—	—
Total
Gross	19.0	—	—	—	22.0	1.0	—	2.0	17.0	—	—	—
Net	8.6	—	—	—	10.0	1.0	—	2.0	7.3	—	—	—

(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Brazil and Argentina as of December 31, 2020.

	Acreage(1)
	Colombia	Chile	Brazil	Argentina

	(in thousands of acres)
Total developed acreage
Gross	19.1	5.3	4.1	7.5
Net	10.3	5.3	0.4	7.5
Total undeveloped acreage
Gross	3,671.3	710.3	64.9	2,177.3
Net	1,923.6	546.2	43.4	622.4
Total developed and undeveloped acreage
Gross	3,690.4	715.6	69.0	2,184.8
Net	1,933.9	551.5	43.8	629.9

(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 28, 2021. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Chile	Brazil	Argentina
Oil wells
Gross	143.0	13.0	—	142.0
Net	76.4	13.0	—	142.0
Gas wells
Gross	15.0	14.0	6.0	31.0
Net	2.3	14.0	0.6	31.0

(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

As of February 28, 2021, we drilled three wells in Colombia in the Llanos 34 Block as follows. The Tigana 8, Jacana 38 and Jacana 39 development wells were tested and put on production in the Llanos 34 Block (GeoPark operated, 45% of working interest) adding approximately 1,953 bopd gross as of March 15, 2021.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil which is sold according to price formulas based on market reference indices (Brent price and Vasconia differential) and discounts that consider transportation costs and quality adjustments.

During 2020, our sales were allocated on a competitive basis to leading industry participants, including traders and other producers. We continued to deliver at both at well-head and at various points in the Colombian pipeline system and via Ecuador for the Putumayo production.

Our sales strategy is aimed at securing the highest available pricing for our production while securing a reliable and safe path to market. To that end, we focus on developing synergies and strategic partnerships with both clients and the national transport systems, in order to obtain a reduction in costs and increased revenues by making use of the best alternatives available. Such is the case of the implementation of an unloading facility at Jaguey Station in partnership with Oleoducto de Los Llanos (ODL) in 2015. This unloading facility is located 42 km. away from the Llanos 34 Block and allowed for reduced trucking distance and associated costs. Additionally, during 2019 we completed a project to connect the Llanos 34 Block to the ODL pipeline via a flowline. In the third quarter of 2019, we started sending our Jacana production volumes via this flowline to the ODL pipeline, eliminating trucking for that portion of our production and allowing further cost efficiencies and increased operational reliability. In November 2020, the flowline was converted into the Oleoducto del Casanare (“ODCA”) receiving full authorization from the Ministry of Energy and Mines to operate as such, determining the regulated tariff and allowing the transportation on of third party crudes. In 2020 we also inaugurated an unloading facility in Jacana, allowing for volumes of other fields to be transported via the ODCA. Finally, at the end of 2020, we connected the Tigana field to ODCA, further reducing transport of our volumes via truck.

In the case of the Platanillo Block in the Putumayo Basin, we gather the crude via truck and flowlines to pump it towards Ecuador via the Oloeducto Binacional Amerisur (“OBA”). This pipeline is operated by us and our affiliated and connects us to the ecuadorean pipeline system via RODA and allows us to sell our production FOB in Esmeraldas port in Ecuador. We hold transport contracts with RODA and SOTE for the transport, storage and loading of our crude in Ecuador.

If we were to lose any of our customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes in a very short period of time.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2020 we sold 100% of our oil production in Chile to ENAP and 100% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 1% and 4%, respectively, of our total revenues in the same period.

On April 21, 2017, we renewed our sales agreement with ENAP. As part of this agreement, ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically revise the agreement every year to reflect changes in the global oil market and make certain adjustments based on ENAP’s expenses related to storage at the Gregorio Terminal. During the fourth quarter of 2019, we extended our sales agreement with ENAP to cover the full year 2020. Additionally, during the fourth quarter of 2020, we extended the contract to April 30, 2021. As of the date of this annual report we are negotiating a further extension of our crude sales to ENAP for a period beyond April 2021.

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

In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017 to December 31, 2026. Under the agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us. In 2018, due to the decline in gas production, the commitment was reduced to 315,000 SCM/d. We also hold an option to deliver up to 15% above this volume. In 2019, we amended the gas supply agreement with Methanex to increase the purchase commitment up to 460,000 SCM/d of gas to accommodate increased production from our successful drilling in the Jauke project. During 2020, we executed an additional amendment to increase the purchase commitment up to 550,000 SCM/d.

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

Argentina

Since 2018, we have been selling the gas produced in Argentina through local gas marketing companies to the residential, industrial and power generation segments. According to local practices, gas is sold in annual agreements going from May to April of each year. There is an ample availability of buyers in the Argentine gas market that could purchase our gas. We have an annual agreement in effect from May 2020 through April 2021

Our oil production in Argentina is split between local buyers in the Neuquén Province, delivered at well-head (4% of our total revenue) and major Argentinean refineries, delivered via pipeline (2% of our total revenue). As usual in the local market, the sales agreements are executed for short-term renewable periods from one to three months.

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

Significant Agreements

Colombia

E&P Contracts

We have entered into E&P contracts granting us the right to explore and operate, as well as working interests in twenty three blocks in Colombia. These E&P contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P Contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

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

Our E&P contracts are generally subject to early termination for a breach by the parties, a default declaration, application of any of the contract’s unilateral termination clauses, ANH regulation or termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH. Pursuant to Colombian law, if certain conditions are met, the anticipated termination declared by the ANH may also result in a restriction on the ability to engage contracts with the Colombian government during a certain period of time. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts and concession agreements are subject to early termination in certain circumstances.”

Llanos 34 Block E&P Contract. Pursuant to an E&P contract between Unión Temporal Llanos 34 (a consortium between Ramshorn and Winchester Oil and Gas - now GeoPark Colombia SAS) and the ANH that became effective as of March 13, 2009 (“Llanos 34 Block E&P Contract”), Unión Temporal Llanos 34 was granted the right to explore and operate the Llanos 34 Block, and Winchester Oil and Gas and Ramshorn were granted a 40% and a 60% working interest, respectively, in the Llanos 34 Block. We were also granted the right to operate the Llanos 34 Block. As of the date of this annual report, the members of the Union Temporal Llanos 34 are GeoPark Colombia SAS with 45%, and Parex Verano Limited with 55% working interest.

On September 19, 2019 the additional exploration period of the Llanos 34 Block E&P Contract ended (the E&P contract provides a 1-year Evaluation Program after a discovery declaration. As of the date of this annual report, the Guaco Evaluation Program is still ongoing. The contract also provides a 24-year exploitation period for each production area, beginning on the date of commercial declaration. The exploitation period may be extended for periods of up to 10 years at a time if certain conditions are met and subject to ANH approval. As of the date of this annual report there are production areas for the Max, Túa, Tarotaro, Tigana, Jacana, Chachalaca, Tilo, Chiricoca, and Jacamar fields.

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

Amerisur E&P Contracts

On January 16, 2020, we acquired the 100% share capital of Amerisur Resources Limited. Amerisur owns thirteen production, development and exploration blocks in Colombia:

Andaquies Block E&P Contract. We are the operator of and have a 100% working interest in the Andaquies. As of the date of this annual report the contract is in phase 3 of the exploration period. We and the ANH already began the process of relinquishment of the E&P Contract and its subsequent liquidation.

Coati Block E&P Contract. We are the operator of and have a 100% working interest in the Coati Block. The Coati Block is divided in two areas: an exploration area in phase 3 of the exploration period, suspended due to Force Majeure Events (Prior Consultations); and an evaluation area, declared on September 2006 by the former operator in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coatí-1 well.

Pursuant to the Coati Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Coati Block E&P Contract.

In accordance with the Coati Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula.

CPO-5 Block E&P Contract. On December 26, 2008, the E&P Contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. We hold a 30% working interest since the acquisition of Amerisur. The contract is in phase 2 of the exploration period as of the date of this annual report. There is an existing commercial field called Mariposa and an ongoing Evaluation Program for Indico field.

Pursuant to the CPO-5 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the CPO-5 Block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the CPO-5 Block E&P Contract. The ANH also has an additional economic right equivalent to 23% of production, net of royalties.

In accordance with the CPO-5 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Mecaya Block E&P Contract. We are the operator of and have a 50% working interest in the Mecaya Block. Sierracol Energy is the owner of the remaining 50% working interest in the contract. As of the date of this annual report, the contract is in unified phases 1 and 2 of the exploration period, and it is suspended due to Force Majeure Events (Prior Consultations).

Pursuant to the Mecaya Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Mecaya Block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Mecaya Block E&P Contract.

In accordance with the Mecaya Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Platanillo Block E&P Contract. We are the operator of and have a 100% working interest in the Platanillo Block. On September 11, 2009, we began the commercial exploitation.

Pursuant to the Platanillo Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Platanillo Block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Platanillo Block E&P Contract.

In accordance with the Platanillo Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 8 Block E&P Contract. We are the operator of and have a 50% working interest in the Putumayo 8 Block. Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period.

Pursuant to the Putumayo 8 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 8 Block E&P Contract. The ANH also has an additional economic right equivalent to 2% of production, net of royalties.

In accordance with the Putumayo 8 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 9 Block E&P Contract. We are the operator of and have a 50% working interest in the Putumayo 9 Block. Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, which is suspended since June 25, 2019, due to the occurrence of a Force Majeure event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality).

Pursuant to the Putumayo 9 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 9 Block E&P Contract. The ANH also has an additional economic right equivalent to 18% of production, net of royalties.

In accordance with the Putumayo 9 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 12 Block E&P Contract. We are the operator of and have a 60% working interest in the Putumayo 12 Block. Pluspetrol Colombia Corporation (“Pluspetrol) is the owner of the remaining 40% working interest. The contract is in phase 1 of the exploration period. On February 23, 2021 we requested the termination of the contract due to the occurrence of force majeure events related with judicial procedures initiated by ethnic communities.

Pursuant to the Putumayo 12 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Putumayo 12 Block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 12 Block E&P Contract. The ANH also has an additional economic right equivalent to 29% of production, net of royalties.

In accordance with the Putumayo 12 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 14 Block E&P Contract. We are the operator of and have a 100% working interest in the Putumayo 14 Block. The contract is in phase 0, as the applicable prior consultation process must be completed.

Pursuant to the Putumayo 14 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 14 Block E&P Contract. The ANH also has an additional economic right equivalent to 5% of production, net of royalties.

In accordance with the Putumayo 14 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 30 Block E&P Contract. We are the operator of and have a 100% working interest in the Putumayo 30 Block. The contract is currently in phase 1 of the exploration period and is suspended as of the date of this annual report. On February 23, 2021 we submitted to the ANH our request to withdraw from to the E&P contract and transfer the remaining commitments to other E&P contracts.

Pursuant to the Putumayo 30 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 30 Block E&P Contract. The ANH also has an additional economic right equivalent to 4% of production, net of royalties.

In accordance with the Putumayo 30 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Putumayo 36 Block E&P Contract. We are the operator of and have a 50% working interest in the Putumayo 36 Block. Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, whereby applicable prior consultation processes must be completed. We requested the suspension of the preliminary phase due to this Force Majeure Event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality).

Pursuant to the Putumayo 36 Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 36 Block E&P Contract, and the payment of 25% of the Economic Right for the use of the subsoil for institutional strengthening and Technology Transfer.

The ANH also has an additional economic right equivalent to 1% of production, net of royalties.

In accordance with the Putumayo 36 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Tacacho Block E&P Contract. We are the operator of and have a 50% working interest in the Tacacho Block. Sierracol Energy is the owner of the remaining 50% working interest. The contract is in phase 1 of the exploration period, which is currently suspended due to the occurrence of force majeure events related with social and public order conditions of the area.

Pursuant to the Tacacho Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Tacacho Block E&P Contract.

In accordance with the Tacacho Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Terecay Block E&P Contract. We are the operator of and have a 50% working interest in the Terecay Block. Sierracol Energy is the owner of the remaining 50% working interest. The contract is in phase 1 of the exploration period, which is currently suspended due to the occurrence of force majeure events related with social and public order conditions of the area.

Pursuant to the Terecay Block E&P Contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block.

Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Terecay Block E&P Contract.

In accordance with the Terecay Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Winchester and Luna Stock Purchase Agreement

Pursuant to the stock purchase agreement entered into on February 10, 2012 (the “Winchester Stock Purchase Agreement”), we agreed to pay the Sellers a total consideration of US$30.0 million, adjusted for working capital. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the Sellers based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011. Once the maximum earn-out amount is reached, we pay the Sellers quarterly overriding royalties in an amount equal to 4% of our net revenues from any new discoveries of oil. For the year ended December 31, 2020, we accrued US$13.5 million with regards to this agreement.

Chile

CEOPs

Currently, we have four CEOPs in effect with Chile, one for each of the blocks in which we operate, which grant us the right to explore and exploit hydrocarbons in these blocks, determine our working interests in the blocks and appoint the operator of the blocks. These CEOPs are divided into two phases: (1) an exploration phase, which is divided into two or more exploration periods, and which begins on the effectiveness date of the relevant CEOP, and (2) an exploitation phase, which is determined on a per-field basis, commencing on the date we declare a field to be commercially viable and ending with the term of the relevant CEOP. In order to transition from the exploration phase to an exploitation phase, we must declare a discovery of hydrocarbons to the Ministry of Energy. This is a unilateral declaration, which grants us the right to test a field for a limited period of time for commercial viability. If the field proves commercially viable, we must make a further unilateral declaration to the Ministry of Energy. In the exploration phase, we are obligated to fulfill a minimum work commitment, which generally includes the drilling of wells, the performance of 2D or 3D seismic surveys, minimum capital commitments and guaranties or letters of credit, as set forth in the relevant CEOP. We also have relinquishment obligations at the end of each period in the exploration phase in respect of those areas in which we have not made a declaration of discovery. We can also voluntarily relinquish areas in which we have not declared discoveries of hydrocarbons at any time, at no cost to us. In the exploitation phase, we generally do not face formal work commitments, other than the development plans we file with the Chilean Ministry of Energy for each field declared to be commercially viable.

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, we, together with ENAP, signed 3 new CEOPs for the Isla Norte, Campanario and Flamenco Blocks, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 32 years, with an initial exploration phase which last for 7 years, including a first exploration period of 3 years in which we are committed to developing several exploration activities including 1,500 sq. km. of 3D seismic registration, and the drilling of 21 exploratory wells.

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

LGI Termination Agreement

Pursuant to the sale and purchase agreement entered into on November 28, 2018 (the “LGI Termination Agreement”), we agreed to pay LGI a total consideration of up to US$126 million for its entire equity interest in GeoPark Chile, GeoPark TdF and GeoPark Colombia. The acquisition price includes a fixed payment of US$81 million paid at closing, plus two equal installments of US$15 million each, to be paid in June 2019 and June 2020, respectively, and three contingent payments of US$5 million each, which could accrue over the next three years, subject to certain production thresholds being exceeded in the Llanos 34 Block. As of the date of this annual report, both installments have already been paid, and the production threshold corresponding to the first two contingent payment of US$5 million were not exceeded and therefore no payment was made.

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

A concessionaire is required to pay to the Brazilian government the following:

●	a license fee;
●	rent for the occupation or retention of areas;
●	a special participation fee;
●	royalties; and
●	taxes.

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

●	royalties paid;
●	investment in exploration;
●	operational costs; and
●	depreciation adjustments and applicable taxes.

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

Under the BCAM-40 Concession Agreement, the ANP is entitled to a monthly royalty payment equal to 7.5% of the production of oil and natural gas in the concession area. In addition, in case the special participation fee of 10% shall be applicable for a field in any quarter of the calendar year, the concessionaire is obliged to make qualified research and development investments equivalent to one percent of the field’s gross revenue. Area retention payments are also applicable under the concession agreement. We acquired Rio das Contas’ 10% participation interest in the BCAM-40 Concession on March 31, 2014. On November 22, 2020, we signed an agreement to sell our 10% participation interest in the Manati Block subject to certain precedent conditions that as the date of this annual report have not been met.

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

BCAM-40 Consortium Agreement

On January 14, 2000, Petrobras, Queiroz Galvão Perfurações (now Enauta) and Petroserv entered into a consortium agreement, or the BCAM-40 Consortium Agreement, for the performance of the BCAM-40 Concession Agreement. Petrobras is the operator of the BCAM-40 concession, with a 35% participation interest. Enauta, PetroRio and GeoPark Brazil have a 45%, 10% and 10% participation interest, respectively. The BCAM-40 Consortium Agreement has a specified term of 40 years, terminating on January 14, 2040 and, at the time the obligations undertaken in the agreement are fully completed, the parties will have the right to terminate it. The BCAM-40 Concession consortium has also entered into a joint operating agreement, which sets out the rights and obligations of the parties in respect of the operations in the concession.

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

The agreement provides for the provision of “daily contractual quantities” to Petrobras peaking at 170.3 mmcfd in 2016 and progressively dropping until 2030. The parties may agree to lower volumes as dictated by Manati Field’s depletion. Pursuant to the agreement, the base price is denominated in reais and is adjusted annually for inflation pursuant to the general index of market prices (IGPM). Additionally, the gas price applicable on a given day is subject to reduction as a result of the gas quantity acquired by Petrobras above the volume of the annual TOP commitment (85% of the daily contracted quantity) in effect on such day. The Petrobras Natural Gas Purchase Agreement provides that all of the Manati Field’s daily production be sold to Petrobras. On November 22, 2020, we signed an agreement to sell our 10% participation interest in the Manati Block subject to certain conditions that as the date of this annual report have not been met.

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

Under the terms of our exploration permits and concession agreements, we are entitled to our proportionate share of the hydrocarbons production lifted from each block. The Province of Mendoza’s state-owned company, EMESA, has a 10% carried interest in each of the Puelen and Sierra del Nevado permits and any future exploitation concessions, while there is no governmental participation in the CN-V Block. During the term of our exploration permits, we are also required, under Argentine law, to pay a 15% royalty to the province on both oil and gas sales. In case we progress to an exploitation concession, the applicable royalty rate will reduce to a 12% royalty. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees. We are in process of relinquishing the Puelen and Sierra del Nevado  Blocks in 2021.

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

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Chile, the Republic of Chile grants such rights through a CEOP. In Colombia, the Republic of Colombia grants such rights through E&P contracts or contracts of association. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Brazil, the Federative Republic of Brazil grants such rights pursuant to concession agreements. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—Oil and natural gas companies in Colombia, Chile, Brazil, Argentina and Ecuador do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our CEOPs, E&P contracts, contracts of association, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, the oil and gas production was sold to three clients that concentrate 98% of the Colombian subsidiaries revenue (83% of our total revenue) for the year ended December 31, 2020. In Chile, our primary customers are ENAP and Methanex. As of December 31, 2020, ENAP purchased all of our Chilean oil and condensate production and Methanex purchased all of our natural gas production in Chile, and represented 1% and 4%, respectively, of our total revenues for the year ended December 31, 2020. In Brazil, all of our hydrocarbons in Manati are sold to Petrobras. In Argentina, the gas sales are channelled thought local gas marketing companies and represented 1% of our total revenue. Our oil production in Argentina is split between local buyers in the Neuquén Province, delivered at well-head (4% of our total revenue) and major Argentinean refineries, delivered via pipeline (2% of our total revenue).

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

Health, safety and environmental matters

General

Our operations are subject to various stringent and complex international, federal, state and local environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations govern matters including the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use and transportation of regulated materials; and human health and safety of our employees, contractors and neighbours. These laws and regulations may, among other things:

●	require the acquisition of various permits or other authorizations or the preparation of environmental assessments, studies or plans (such as well closure plans) before seismic or drilling activity commences;
●	enjoin some or all of the operations of facilities deemed not in compliance with permits;
●	restrict the types, quantities or concentration of various substances that can be released into the environment related to oil and natural gas drilling, production and transportation activities;
●	require establishing and maintaining bonds, reserves or other commitments to plug and abandon wells;
●	limit or prohibit seismic and drilling activities in certain locations lying within or near protected or environmentally sensitive areas;
●	require preventative measures to mitigate pollution from our operations, which, if not undertaken, could subject us to substantial penalties; and
●	require us to maintain a safe and healthy working environment for all employees, contractors and visitors in accordance with applicable regulations and industry best practices.

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

With the aim of quantifying and reporting the emission of greenhouse gases (“GHG”) generated by GeoPark in Colombia, the Colombian Institute for Technical Norms and Certification (Instituto Colombiano de Normas Técnicas y Certificación, “ICONTEC”) carried out a GHG verification process based on technical norm NTC-ISO 14064 – 3:2006. Following this verification, ICONTEC confirmed in June 2020 that GeoPark’s activities in Colombia in 2019 generated 333,802.24 tCO2e.

We are the second private company in Colombia to secure this certification, which allows us not only to monitor environmental performance, but design strategies to reduce GHG emissions in line with the Colombian government’s commitment to reduce emissions 51% by 2030.

Our HSE Management System

Our health, safety and environmental management plan is focused on undertaking realistic and practical programs based on recognized world practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs as we continue growing. Our S.P.E.E.D. philosophy and our HSE Plan have been developed with reference to ISO 14001 for environmental management issues, ISO 45000 for occupational health and safety management issues, SA 8000 for social accountability and workers’ rights issues and applicable World Bank Standards and general guidelines from international entities such as IOGP, IPIECA, IADC and ARPEL.

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

Our health and safety practices and outcomes

We continue to improve and update management tools to strengthen our health and safety policy. In 2020 we reached several significant milestones, among which the following stand out:

●	In the Llanos 34 Block, three drill rigs completed a year without lost-time incidents.
●	The Safeguard Certification from Bureau Veritas was obtained, for our COVID-19 protocols in the Llanos 34 and Platanillo Blocks. We assisted nine contractors that provide services in the Llanos 34 Block to obtain the Safeguard Certification.
●	The lowest HS indicators (LTIF and TRIF) in our history were achieved.
●	Our assets in Chile and Argentina, which maintained a constant operation throughout 2020, had no recordable people incidents and reached the lowest rates in first aid incidents in recent years.
●	There were no incidents with time loss in oil production or transportation operations.

As of December 31, 2020, in the last twelve months, our HS indicators were the following:

People injury. Indicators calculated per 1,000,000 hours worked:

●	Lost time injury rate (LTIF) of 0.29.
●	Total recordable incident rate (TRIR) of 0.87.
●	Zero fatal incidents in the operation.

Vehicle incidents, calculated per 1,000,000 kilometres travelled:

●	Rate of vehicular incidents (MVC) of 0.13

These indicators show an average decrease of almost 50% compared to those registered in 2019 and confirm that we are on the right track to be closer to reaching zero recordable incidents in operations.

COVID-19 Pandemic

2020 brought an additional challenge to our work environment. The social and health emergency resulting from the COVID-19 pandemic made us rethink and reinforce operations from our health and safety practices. Our goal is to keep operations active under the premise that our employees, contractors and visitors are healthy. Some of the practices implemented are:

●	Creation of a corporate crisis committee to lead and attend to the situation generated by the emergency.
●	Continuous communications with official and truthful information regarding the disease, prevention measures and care.
●	Implementation of bio-security protocols for COVID-19 that regulate and refer to the best practices for entry and permanence in operations.
●	Implementation of screening tests for early detection of the disease, implemented before entering operational shifts.
●	Implementation of a “bubble” strategy to maintain control of specific crews and reduce the exposure and accumulation of personnel in common areas of the operation. Likewise, this strategy helps us control the contacts of people who may be suspected of contagion, preventing the disease from spreading through different field activities.
●	Reinforcement in occupational health plans and patient care in the field.
●	Creation of shock plans and operational continuity to make operations viable in the face of the worst scenarios that could arise caused by the disease.
●	Maintain administrative work from home.
●	Holding virtual forums with experts in different areas of medicine to give a clear and truthful message about the situations generated by COVID-19. These spaces were used to resolve many doubts about the pandemic.

Thanks to all the controls implemented, it has been possible to reduce the cases of contagion of COVID-19 in operations and to give continuity to these. Throughout the year, no operations were suspended due to the disease.

Certain Bermuda law considerations

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

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

Industry and regulatory framework

Colombia

Regulation of the oil and gas industry

The ANH is responsible for managing all exploration acreage not subject to previously existing association contracts with Ecopetrol. Two decades ago, the ANH began offering all undeveloped and unlicensed exploration areas in the country under concession-fashion Exploration and Production Contracts (“E&P contracts”) and Technical Evaluation Agreements, (or “TEAs”), which resulted in a significant increase in Colombian exploration activity and competition, according to the ANH. The ANH is also in charge of negotiating and executing contracts through “direct negotiation” mechanisms with attention to special conditions in the areas to be explored, however the ANH has not issued the regulation for such direct granting of contracts. The regulatory landscape in Colombia has recently changed. The regime for ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. Agreement 008 of 2004 issued by the Directive Council of the ANH, as replaced by Agreement 004 of 2012, sets forth the necessary steps for entering into E&P contracts with the ANH. This Agreement regulates E&P contracts entered into from May 4, 2012 and onwards. E&P contracts entered into before that date are still regulated by Agreement 008 of 2004. Due to the oil price crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015. On May 18, 2017, the ANH issued Agreement 002, which replaced Agreement 004 of 2012 and transitory measures adopted in 2014 and 2015. Agreement 002 of 2017 established rules for granting hydrocarbon areas and adopted criteria for the exploration and exploitation of hydrocarbons owned by Colombia, including the selection of contractors, and management, execution, termination, liquidation, monitoring, control and supervision of corresponding contracts. Agreement 002 of 2017 regulates contracts entered into from May 18, 2017 and onwards. E&P contracts entered into before that date are still regulated by the Agreements under which they were executed.

In 2020 and due to COVID-19 pandemic and oil low price scenario, the ANH issued Agreement 002 of 2020 with transitory relief measures such as term extensions for the exploratory phases, reduction of the amounts of the guarantees, among other measures. All of these measures are subject to the accomplishment of certain conditions, some of which are related to the average oil price for prior months.

Regulatory framework

Regulation of exploration and production activities

Pursuant to Colombian law, the state is the exclusive owner of all hydrocarbon resources located in Colombia and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. The Ministry of Mines and Energy is the authority responsible for creating national energy policy and regulating all activities related to the exploration and production of hydrocarbons in Colombia.

Decree Law 1056 of 1953 (Código de Petróleos), or the Petroleum Code, establishes the general procedures and requirements that must be completed by a private investor and disclosure procedures that should be met during the performance of these activities.

Exploration and production activities were governed by Decree 1895 of 1973 until September 2009. Decree Law 2310 of 1974 (as complemented by Decree 743 of 1975) governed the contracts and contracting processes carried out by Ecopetrol and the rules applicable to such contracts, and also provided that Ecopetrol was responsible for administering the hydrocarbons resources in the Country. Decree 2310 of 1974 was replaced by Decree Law 1760 of 2003, which restructured the hydrocarbons sector, but all agreements entered into by Ecopetrol prior to 2003 with other oil companies are still regulated by Decree 2310 of 1974. By Decree Law 1760 of 2003, Ecopetrol was spun-off and the ANH was created. One of the main purposes of this decree was to treat Ecopetrol as another oil and gas company in the market and to transfer regulatory functions to the ANH as administrator of the nation’s hydrocarbons. This enabled Ecopetrol to differentiate its role and avoid it being party and judge to contractual matters.

Resolution 18-1495 of 2009, modified by Resolution 40048 of 2015, establishes a series of regulations regarding hydrocarbon exploration and exploitation. In the E&P contracts, operators are afforded access to blocks by committing to perform an exploratory work program. These E&P contracts provide companies with 100% of new production, less the participation of the ANH, which participation may differ for each E&P Contract and depends on the percentage that each company has offered to the ANH in order to be granted with a block, applicable royalties and revenue taxes. In addition, the Colombian government also introduced TEAs, in which companies that enter into TEAs are the only ones to have the right to explore, evaluate and select desirable exploration areas by executing seismic and /or drilling stratigraphic wells and to propose work commitments on those areas, and have a preemptive right to enter into an E&P Contract (Right to convert the TEA Contract into an E&P Contract), thereby providing companies with low-cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. Under a TEA, the contractor commits to exclusively perform the committed exploration activities.

Pursuant to Colombian law, oil companies are obliged to pay royalties (a percentage of their production) to the ANH in kind or in money as per ANH’s instruction and pursuant to the E&P contracts. Companies must also pay the ANH an economic right called participating interest in the production, commonly known as “X factor” among other economic rights established in the E&P contracts (i.e. high price provision, technology transfer, use of the subsurface). Producing fields pay royalties in accordance with the applicable law at the time of the discovery. Under the E&P contracts, ANH contractors also undertake obligations in favor of the communities located in the area of influence of the oil & gas projects, called “Proyectos en Beneficio de las Comunidades” or (PBC).

Additionally, in February 2019 the ANH published the Terms of Reference for the Permanent Competitive Bidding Process (PCBP) in which initially 20 blocks were offered to interested qualified bidders. As a result of the first phase of this competitive process, we and Hocol S.A. (as a temporary union, which, under Colombian law, is allowed to act as a contractor in E&P contracts) executed three contracts with ANH on July 11, 2019 in the Llanos Basin as follows: LLA-86, LLA-87 and LLA-104. We are the operator of these three contracts. In the second phase of this competitive process, ANH offered more than 50 blocks and we and Hocol S.A., acting through a temporary union, executed two contracts with the ANH on December 20, 2019 in the Llanos Basin as follows: LLA-123 and LLA-124.  We also operate these latter contracts. Additionally, we have requested ANH for the assignment of fifty percent interest in LLA-94 block, operated by Parex. During 2020, the ANH granted its approval for such transfer. This contract was awarded to Parex in the first phase of the PCBP. Furthermore, in 2020 the ANH continued with the third cycle of the PCBP. We were qualified as bidder in this third cycle. However, the areas offered during this cycle were not of interest of the Company and therefore, we did not submit a bid.

Taxation

The Tax Statute and Law 9 of 1991 provide the primary features of the oil and gas industry’s tax and foreign exchange system in Colombia. Generally, national taxes under the general tax statute apply to all taxpayers, regardless of industry.

The main taxes currently in effect are the income tax (32%), sales or value added tax (19%), and the tax on financial transaction (0.4%).

Additional regional taxes also apply with some special rules for the companies belonging to the oil and gas industry. Colombia has entered into a number of international tax treaties to avoid double taxation and prevent tax evasion in matters of income tax and net asset tax.

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

Such companies may not acquire foreign currency in the exchange market under any circumstances and must reinstate in the foreign exchange market the capital required in order to meet expenses in Colombian legal currency. Companies can avoid participating in this special oil and gas exchange regime, however, by informing the Colombian Central Bank and Ministry of Mines and Energy, in which case they will be subject to the general exchange regime of Resolution 8 and may not be able to access the special exchange regime for a period of 10 years.

In December 2019, a most recent tax reform was enacted in Colombia. The legislation included significant changes in corporate income tax, other taxes and tax-related matters (such as procedural rules and special regimes). This tax reform became effective on January 1, 2020.

The legislation included the progressive reduction of the general corporate income tax rate, previously set at 40% for 2017 and 37% for 2018 and 33% for 2019, as follows:

32% in 2020, 31% in 2021 and 30% in 2022 and onwards.

Other changes that could affect us are the following:

●	The withholding tax rate on dividends for non-resident shareholders was increased from 7.5% to 10%. Double taxation agreements should be reviewed to conclude on final tax rates applicable.
●	The presumptive taxable income tax rate was reduced from 1.5% to 0.5% in 2020 and 0% in 2021.
●	Regarding thin capitalization for income tax purposes, the maximum amount of intragroup debt for which interest can be deducted was reduced from 3 to 2 times the net equity of the taxpayer as of December 31 of the previous year.
●	Transfers of participations in foreign entities that represent indirect disposals of assets in Colombia remain subject to income tax or to capital gains tax, depending on certain circumstances. In August 2020, Government enacted Decree 1103 that regulates the indirect transfer tax set in article 90-3 of the Colombian Tax Code. Through this regulation, the transfer of shares and assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of assets located in Colombia. Although certain conditions and exemptions apply, corporate reorganizations shall monitor this new regulation.

In August 2020, the Colombian government enacted Decree 1103 that regulates the indirect transfer tax set in article 90-3 of the Colombian Tax Code. Through this regulation, the transfer of shares and assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of assets located in Colombia. The latter applies unless, (i) shares transferred are listed on a stock exchange recognized by the Colombian Government and no more than 20% of such shares are owned by a single beneficiary, or; (ii) the value of assets indirectly transferred represents less than 20% of book and/or fair market value of all assets held by the transferred foreign entity.

For income tax purposes, indirect transfer shall be assessed at fair market value of the Colombian underlying assets and the relevant tax basis is the one held in the underlying Colombian asset, which should be calculated based on the Colombian Tax Code rules. When the underlying assets are held by a Colombian branch, any taxable base determined shall be allocated first to amortization/depreciation recapture taxed as ordinary income.

When a subsequent indirect transfer is made, the tax basis of the underlying Colombian assets corresponds to the purchase price paid and allocated to the underlying Colombian assets. However, Decree 1103 clarifies that the tax basis of the entity owning the underlying asset in Colombia is not stepped up.

●	Former restriction on the discount of VAT paid against corporate income tax for acquisition of productive fixed assets was ratified.
●	An audit benefit was granted by the reform, establishing that tax returns for fiscal years 2020 and 2021 liquidating a net income tax 30% or 20% higher, respectively, than the one declared in the previous year would be statutorily barred in 6 months or 12 months, respectively, after its filing within due dates, also respectively, if there were no objections or requests from the tax authority.

Because of COVID-19, the Colombian government granted tax benefits including a reduction on the 2020 advance income tax payment and established fast-track procedures to return taxpayers’ income and value added tax in favour. Further, taxpayers were allowed to sign Tax Payment Agreements to split the 2019 income tax into twelve installments with a preferential rate.

In August 2020, the Colombian government enacted a decree that regulates the indirect transfer of shares, rights or assets. Through this regulation, the transfer of shares, rights or assets of entities located abroad are taxed in Colombia when such transactions represent a transfer of assets located in Colombia. Although certain conditions and exemptions apply, corporate reorganizations shall monitor this new regulation.

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

Taxation

Under the Chilean tax regime, hydrocarbon exploitation benefits from the general income tax legislation are established at the time of the execution of each CEOP for the exploitation of each block. Thus, new tax reforms do not affect the current taxation for our subsidiaries in Chile.

Nevertheless, it is worth to highlight a new law enacted in 2020 that provides a new tax reform in Chile. The main tax changes are the following:

● A unique corporate tax regime is established for large enterprises, revoking the attributed income tax system introduced by the 2014 tax reform. This tax regime, in force as of January 1, 2020 is a partially integrated system that levies corporate income tax at a 27% rate. Therefore, the Chilean total income tax burden for Chilean individuals or foreign investors not domiciled or resident in treaty countries is 44.45%. Meanwhile, foreign investors resident in treaty countries are subject to a total income tax burden of 35%.

● Stock options regulated in employment agreements and collective agreements will not be considered as income when granted or when the option is exercised. Taxation is applicable only when the shares are sold after the exercise of the option. On the contrary, when the stock option is not contained in an employment agreement, the granting of the option is not considered income, but its exercise is.

● Deductible expenses concept is defined broader and more flexible rules were enacted to allow bad-debt deductibility.

Further, new tax reporting provisions were approved that requires new information to be reported for transfer pricing and indirect transfer tax purposes.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 16 bidding rounds for exploration concessions from 1999 through 2020, two  open acreage bid rounds, 6th Production Sharing Bidding Round and Transfer of Right Surplus Bidding Round. Our PN-T-597 is still subject to the entry into the concession agreement. See “—Our operations—Operations in Brazil”.

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

With the effectiveness of the Brazilian Petroleum Law and the regulations promulgated by the ANP, concessionaires are required to pay the Brazilian federal government the following:

●	license fees;
●	rent for the occupation or retention of areas;
●	special participation fee; and
●	royalties on production.

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

The Hydrocarbon Law No. 17,319 enacted in 1967 continues in force until today, subject to amendments introduced by the Laws No. 24,145, 26,197 and 27,007. The Petroleum Deregulation Decrees, with the limitations thereon introduced by the YPF expropriation law 26,741 (the “Hydrocarbons Sovereignty Act”) and its regulations also molds the current national hydrocarbons regulatory framework.

The Hydrocarbon Law No. 17,319 provided for the existence of a state-owned oil & gas company (originally, YPF) for whom private companies served as service contractors or joint venture partners. But it also provided for a concession & royalty system which in practice was not used until after the YPF privatization.

In 1989, Argentina enacted certain laws aimed at privatizing the majority of its state-owned companies and issued a series of presidential decrees (namely, Decrees No. 1055/89, 1212/89 and 1589/89 (the “Petroleum Deregulation Decrees”), relating specifically to deregulation of energy activities). The Petroleum Deregulation Decrees eliminated restrictions on imports and exports of crude oil, deregulated the domestic oil industry, and effective January 1, 1991, the prices of oil and petroleum products were also deregulated. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

Other measures were also been taken by the previous administration aimed at reducing government intervention and reestablishing market forces in the oil & gas industry:

●	Effective October 1, 2017 both domestic oil prices at the wellhead and gasoline prices at the dispenser were allowed to float freely, ending floor pricing schemes sheltering the oil producers during low oil times.
●	Also, effective October 22, 2018, Resolution 103/2018 established a new framework governing natural gas export authorization proceedings, including long-term and short-term firm export authorizations, interruptible export authorizations, summer export authorizations and operational exchanges. These new natural gas exports were soon put in practice and natural gas exports by pipeline to neighboring countries resumed in 2018.

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

Regarding the export regime, Argentina passed on September 3, 2018, Decree 793/2018, which established a 12% export duty on all exports of goods from Argentina until December 31, 2020, including hydrocarbons exports. Then, the Economic Emergency Law 27,541 enacted on December 21, 2019 reduced to 8% the maximum export duty authorized to be levied on hydrocarbon exports as provided under Decree 793/2018. Such reduction is in the process of being implemented as of the date of this annual report. Lastly, National Decree 488/2020 passed in May 2020 in response to the COVID-19 pandemic, abrogated oil export duties as long as the Brent benchmark quotes at US$45 or under and reduced the export duties to 8% for when the Brent benchmark quotes at US$60 or over. A prorated export duty formula was established for periods when the Brent benchmark quotes between US$45 and US$60.

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

Supply privileges favoring the domestic market to the detriment of the export market, including hydrocarbon export restrictions, domestic price controls, price subsidies, export duties and domestic market supply obligations have been implemented several times.

In November 2020, National Decree 892/2020 approved a Plan for the Promotion of the Production of Argentine Natural Gas – Supply and Demand Scheme 2020-2024 whereby the National Government agreed to compensate natural gas producers for the share of the price of natural gas they auctioned that is not transferred to end-users according to the passthrough mechanism provided in their license terms.

Regulation of exploration and production activities

New Hydrocarbon Act:

In October 31, 2014 the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319.

The most relevant aspects of the new law are as follows:

●	With regards to concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.
●	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.
●	With regards to royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.
●	The Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) was extended to projects representing a direct investment in foreign currency of at least 250 million dollars and, additional benefits were included.

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

In December 2019, driven by a change of government, a tax reform was enacted in Argentina. The most relevant tax changes are the following:

●	Corporate income tax rate of 30% in 2020, as stated for 2018 and 2019. The Argentinian Congress is debating whether corporate income tax rate shall be modified as of the date of this annual report.
●	Dividend withholding tax rate of 7% in 2020, as stated for 2018 and 2019. The Argentinian Congress is debating whether withholding tax rate on dividend distribution shall be modified as of the date of this annual report.
●	The amount determined as tax inflation adjustment for 2019 and 2020 is allocated equally over six years. For tax years beginning on or after January 1, 2021, taxpayers may deduct or tax 100% of the negative or positive inflation adjustment in the year in which the adjustment is calculated.
●	Indirect transfer of assets or shares located in Argentina between related parties is not treated as a taxable event.
●	The deductibility of foreign exchange differences is restricted up to 30% of taxable profit before interest and depreciation.
●	The tax rate on cash withdrawals from local bank accounts was increased from 0.6% to 1.2% for Argentine entities not considered as micro and small enterprises.
●	A new tax named “Tax for an inclusive and supportive Argentina” was created. This tax levies, for a five-year period, the following transactions:
-	Purchases of foreign currency (i.e., “constitution of foreign assets”) without a specific purpose by Argentine residents.
-	Purchases of goods or services from abroad or purchases by Argentine residents abroad through credit, debit or purchase cards, including cash withdrawals made outside Argentina.
-	Purchases made online through portals or virtual websites in foreign currency.
-	Purchases of services rendered abroad through Argentine travel agencies.
-	Purchases of ground, air and water passenger services with destinations outside Argentina.
-	The tax rate is 30% and applies to the amount of the taxable purchases. Argentine financial institutions, credit card issuers, travel agencies and transport companies act as collection agents of the tax.

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

The Ministry of Energy and Non-Renewable Natural Resources is in charge of regulating and overseeing all hydrocarbon-related activities in the country, including exploration, production, transportation, refining and marketing. The Ministry has absorbed the functions and duties of the Secretariat of Hydrocarbons and, through the Vice-Ministry of Hydrocarbons, is in charge of awarding, executing and monitoring contracts with private companies for the exploration and production of hydrocarbons. On the other hand, the Hydrocarbons Regulation and Oversight Agency (ARCH), was reorganized and unified during 2020 into the Agency for Regulation and Control of Energy and Non-Renewable Natural Resources (“ARCERNNR” for its Spanish acronym) which has the legal duty to oversee, audit and conduct accounting control of all upstream and downstream hydrocarbon operations.

The Ministry of the Environment, which was also reorganized during 2020 into the Ministry of Environment and Water of Ecuador (“MAAE” for its Spanish acronym) has the legal competence for granting environmental licenses for all oil and gas activities and to ensure such operations are conducted in compliance with environmental laws and regulations. The Ministry of the Environment and Water is independent from the Ministry of Energy.

Petroleum Laws and Regulations

The Ecuadorian Constitution contains the main provisions, which stipulate that all hydrocarbons belong to the State of Ecuador, that the national oil company is EP PETROECUADOR (following the merger of Petroecuador EP and Petroamazonas EP completed in 2020) have preferential rights for oil exploration, production, transportation and sale, and that, in case a contract is executed with a private oil company, the State’s benefit must be more than that of the private company. The State’s benefit is understood as all taxes, production sharing and other economic benefits the State receives from oil production, while the company’s benefit is understood as all proceeds received from payment for the service of producing oil, or from the sales of its share of oil, less all amortization of investments, costs and taxes paid by the company.

The Hydrocarbons Law is the main body of law below the Ecuadorian Constitution and regulates the different types of contracts the government can enter into with private oil companies, as well as the rights, obligations and penalties for private companies. The main contracts that have been implemented in Ecuador from time to time are service contracts and fairly recently the production-sharing contracts (“PSC”). Under a service contract, the State of Ecuador pays a contractually pre-agreed tariff per barrel. Under a PSC, the investing company receives a share of the oil produced which it can freely trade.

There are several regulations ranking below the Hydrocarbons Law that set further rules for all activities, including the regulation of hydrocarbon operations and special local rules on the accounting principles for each type of contract.

In addition to all the other generally applicable laws of the country, the Environmental Law, Labor Law (including local content in hiring of personnel) and Tax Law should be carefully considered.

Contract types for Private Investment in Petroleum- Background

During almost 50 years Ecuador has been producing oil, through two types of contracts: production-sharing contracts and service contracts. The government has imposed service contracts when the price of oil was high and production-sharing contracts when the price of oil was low. In 2010, a legal reform required all oil companies that were operating under the umbrella of production-sharing contracts to transform their contracts into service contracts.

Service contracts can be executed by the Vice-Ministry of Hydrocarbons for exploration blocks or by EP PETROECUADOR for fields already in production. In both cases, the contracting company receives a pre-agreed tariff that is usually negotiated considering the amount of the investment, existing reserves, production cost and an estimated reasonable profit for the company.

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

The contract term for a PSC is usually four years for exploration, extendable for two additional years, and 20 years for production, subject to an extension if reserves have been added and new investments are committed. As of the date of this annual report, we hold two PSCs with a 50% working interest in consortium with Frontera Energy (Espejo Block, operated, and non-operated Perico Block), which were awarded by the Ministry of Energy during the First Intracampos Bidding Round in April 2019.

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

Basically, the taxes are:

●	employee profit-sharing (15 per cent of net profits before income tax);
●	25 per cent income tax rate;
●	12 per cent value-added tax;
●	5 per cent money outflow tax, applied to offshore remittances, except when for profit distribution;
●	municipal taxes; and
●	other fees and contributions charged by petroleum oversight authorities.

In December 2019, a tax reform was enacted in Ecuador. The main aspects are the following:

●	Dividends are taxed at a 25% tax rate. Dividend tax basis is 40% of the amount distributed. Benefits and reduction of tax rates provided in Tax Treaties signed by Ecuador are applicable.
●	Interest deductibility is limited to 20% of the corporate profit before taxes, interest and depletion.
●	Advanced payment of income tax is eliminated.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating results

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto.

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

For the year ended December 31, 2020, we made total capital expenditures of US$75.3 million (US$61.6 million, US$11.9 million, US$0.7 million, US$0.4 million, US$0.4 million and US$0.3 million in Colombia, Chile, Argentina, Peru, Brazil and Ecuador, respectively), consisting of US$18.4 million related to exploration.

Oil prices have been volatile, particularly since the start of the COVID-19 pandemic. In preparation for continued volatility and the prolonged effects of the COVID-19 pandemic, we have developed multiple scenarios for our 2021 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook.”

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

During 2020, the oil market experienced a significant over-supply condition, mainly influenced by the COVID-19 pandemic, that resulted in a sharp drop in prices, with Brent falling from over US$ 50 per barrel at the beginning of March 2020 up to US$ 16 per barrel in late April 2020. Over the past few months, the gradual crude demand recovery is resulting in some improvements in the market conditions. For further information related to Coronavirus and oil price crisis, please see Note 1.1 to our Consolidated Financial Statements.

We manage part of our exposure to the volatile crude oil price using derivatives. For further information related to Commodity Risk Management Contracts, please see Note 8 to our Consolidated Financial Statements.

Additionally, the oil and gas we sell may be subject to certain discounts. For example, in Colombia, the realized oil price is linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador. In both basins, the reference price is then adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, delivery point and transport costs.

In Chile, the price of oil we sell to ENAP is based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others. We have a long-term gas supply contract with Methanex. The price of the gas sold under this contract is determined by a formula that considers a basket of international methanol prices, including US and European price indices. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—A substantial or extended decline in oil, natural gas and methanol prices may materially adversely affect our business, financial condition or results of operations.”

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in reais and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Índice Geral de Preços—Mercado) (the “IGPM”).

In Argentina, the realized oil prices for our production in the Neuquén Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Though prices have been regulated by the Government in the past, they are currently being determined by market-based formulas.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax loss for the year would have been higher by US$21.0 million (post-tax profit lower by US$ 38.3 million in 2019).

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

On January 16, 2020, we acquired the 100% share capital of Amerisur. Considering that Amerisur issues financial information monthly, we have considered the identified assets and liabilities as of December 31, 2019. If the purchase price allocation exercise had been carried out as of January 16, 2020, it would not have deferred significantly.

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

As of December 31, 2020, we divided our business into six geographical segments—Colombia, Chile, Brazil, Argentina, Peru and Ecuador—that corresponded to our principal jurisdictions of operation. Activities not falling into these six geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

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

Our administrative expenses for the year ended December 31, 2020 decreased by US$10.5 million, or 17%, compared to the year ended December 31, 2019 mainly due to cost reduction initiatives that even outweighed the incremental administrative expenses related to the addition of Amerisur’s operations.

Selling expenses

Selling expenses are recognized on the accrual basis of accounting and consist primarily of transportation, storage costs and selling taxes.

Our selling expenses for the year ended December 31, 2020 decreased by US$8.3 million, or 59%, compared to the year ended December 31, 2019 mainly due to the sales decrease during the year and also to differences in accounting for different points of sale in Colombia. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Write-off of unsuccessful exploration efforts

Upon completion of the evaluation phase, the exploratory prospects are either transferred to oil and gas properties or charged to expense in the period in which the determination is made, depending whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable.

During 2020, we recognized write-off of unsuccessful exploration efforts of US$ 52.7 million (US$ 18.3 million in 2019). See Note 20 to our Consolidated Financial Statements

Impairment of non-financial assets

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

During 2020 we recognized impairment losses of US$133.9 million (US$7.6 million in 2019). See Note 37 to our Consolidated Financial Statements.

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

Cash flow estimates for impairment assessments

Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate.

For further information related to impairment of property, plant and equipment, please see Note 37 to our Consolidated Financial Statements.

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2020 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework. Such estimates incorporate many factors and assumptions including:

●	expected reservoir characteristics based on geological, geophysical and engineering assessments;
●	future production rates based on historical performance and expected future operating and investment activities;
●	future oil and natural gas prices and quality differentials;
●	assumed effects of regulation by governmental agencies; and
●	future development and operating costs.

Our management believes these factors and assumptions are reasonable based on the information available at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and natural gas prices and costs change.

Such changes may impact the Group’s reported financial position and results, which include: (a) the carrying value of exploration and evaluation assets; oil and gas properties and other property, plant and equipment; which may be affected due to changes in estimated future cash flows, (b) depreciation and amortization charges in the Consolidated Statement of Income, which may change where such charges are determined using the unit of production method, or where the useful life of the related assets change, (c) provisions for abandonment that may require revision where changes to reserves estimates affect expectations about when such activities will occur and the associated cost of these activities and, (d) the recognition and carrying value of deferred income tax assets that may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

Exploration and evaluation expenditures

The Group adopts the successful efforts method of accounting. Our management makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement to determine whether future economic benefits are likely from future either exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is, in itself, an estimation process that involves varying degrees of uncertainty depending on how the resources are classified. These estimates directly impact when the Group defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, in particular, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written-off in the Consolidated Statement of Income in the period when the new information becomes available.

Depreciation of oil and gas assets

Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production (“UOP”) basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities. This results in a depreciation charge proportional to the depletion of the anticipated remaining production from the block.

The life of each item, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the block at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditures. The calculation of the UOP rate of depreciation will be impacted to the extent that actual production in the future is different from current forecast production based on total proved and probable reserves, or future capital expenditure estimates change. Changes to proved and probable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including: (a) the effect on proved and probable reserves of differences between actual commodity prices and commodity price assumptions and (b) unforeseen operational issues.

Asset retirement obligations

Obligations related to the plugging and abandonment of wells once operations are terminated may result in the recognition of significant liabilities. We record the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recognized, the cost is also capitalized by increasing the carrying amount of the related asset. Over time, the liability is accreted to its present value at each reporting date, and the capitalized cost is depreciated over the estimated useful life of the related asset. Estimating the future abandonment costs is difficult and requires management to make assumptions and judgments because most of the obligations will be settled after many years. Technologies and costs are constantly changing, as well as political, environmental, health, safety and public relations considerations. Consequently, the timing and future cost of dismantling and abandonment are subject to significant modification. Any change in the variables underlying our assumptions and estimates can have a significant effect on the liability and the related capitalized asset and future charges related to the retirement obligations. The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liability recognized is based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

The expected timing, extent and amount of expenditure may also change, for example, in response to changes in oil and gas reserves or changes in laws and regulations or their interpretation. Therefore, significant estimates and assumptions are made in determining the provision for decommissioning. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

Contingencies

From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental and health & safety matters. For example, from time to time, the Company receives notices of environmental, health and safety violations. Based on what our Management currently knows, such claims are not expected to have a material impact on the Consolidated Financial Statements.

Recent accounting pronouncements

See Note 2.1.1 to our Consolidated Financial Statements.

Results of operations

The following discussion is of certain financial and operating data for the periods indicated. You should read this discussion in conjunction with our Consolidated Financial Statements and the accompanying notes.

In preparation for continued volatility, we have developed multiple scenarios for our 2021 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook.”

Year ended December 31, 2020 compared to year ended December 31, 2019

The following table summarizes certain of our financial and operating data for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
			% Change from
	2020	2019	prior year

	(in thousands of US$, except for percentages)

Revenue
Sale of crude oil	359,640	579,030	(38)%
Sale of gas	34,052	49,877	(32)%
Revenue	393,692	628,907	(37)%
Commodity risk management contracts	8,081	(22,523)	(136)%
Production and operating costs	(125,072)	(168,964)	(26)%
Geological and geophysical expenses	(14,951)	(18,593)	(20)%
Administrative expenses	(50,315)	(60,818)	(17)%
Selling expenses	(5,844)	(14,113)	(59)%
Depreciation	(118,073)	(105,532)	12%
Write-off of unsuccessful exploration efforts	(52,652)	(18,290)	188%
Impairment loss recognized for non-financial assets	(133,864)	(7,559)	1,671%
Other expenses	(11,665)	(1,840)	534%
Operating (loss) profit	(110,663)	210,675	(153)%
Financial expenses	(64,582)	(41,070)	57%
Financial income	3,166	2,360	34%
Foreign exchange loss	(13,008)	(2,446)	432%
(Loss) profit before income tax	(185,087)	169,519	(209)%
Income tax expense	(47,863)	(111,762)	(57)%
(Loss) profit for the year	(232,950)	57,757	(503)%

Net production volumes
Oil (mbbl)(2)	12,759	12,571	1%
Gas (mcf)(3)	11,709	12,271	(5)%
Total net production (mboe)	14,710	14,617	1%
Average net production (boepd)	40,192	40,046	0%
Average realized sales price
Oil (US$ per bbl)	31.2	50.7	(38)%
Gas (US$ per mmcf)	3.1	4.5	(30)%
Average unit costs per boe (US$)
Operating cost	6.5	7.6	(15)%
Royalties	2.6	4.7	(45)%
Production costs(1)	9.1	12.3	(26)%
Geological and geophysical expenses	1.1	1.3	(15)%
Administrative expenses	3.7	4.4	(16)%
Selling expenses	0.4	1.0	(60)%

(1)	Calculated pursuant to FASB ASC 932.
(2)	We present production figures before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes. Oil production figures presented on page F-76 are net of royalties.
(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-77 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
	2020							2019
	Colombia	Chile	Brazil	Argentina	Peru	Other	Total	Colombia	Chile	Brazil	Argentina	Peru	Other	Total

	(in thousands of US$)
Revenue	334,606	21,704	12,783	24,599	—	—	393,692	538,917	32,336	23,049	34,605	—	—	628,907
Depreciation	(63,687)	(33,571)	(3,732)	(16,564)	(401)	(118)	(118,073)	(46,917)	(34,826)	(7,445)	(15,618)	(576)	(150)	(105,532)
Impairment and write-off	(1,949)	(132,134)	(2,253)	(16,205)	(33,975)	—	(186,516)	—	—	(5,120)	(20,729)	—	—	(25,849)

Revenue

For the year ended December 31, 2020, crude oil sales were our principal source of revenue, with 91% and 9% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2019 to the year ended December 31, 2020.

	For the year ended
	December 31,
	2020	2019

	(in thousands of US$)
Consolidated
Sale of crude oil	359,640	579,030
Sale of gas	34,052	49,877
Total	393,692	628,907

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
By country
Colombia	334,606	538,917	(204,311)	(38)%
Chile	21,704	32,336	(10,632)	(33)%
Brazil	12,783	23,049	(10,266)	(45)%
Argentina	24,599	34,605	(10,006)	(29)%
Total	393,692	628,907	(235,215)	(37)%

Revenue decreased 37%, from US$628.9 million for the year ended December 31, 2019 to US$393.7 million for the year ended December 31, 2020, primarily as a result of lower realized prices. Sales of crude oil decreased due to lower realized prices partially offset by higher sold volumes of 12.0 mmbbl in the year ended December 31, 2020 compared to 11.9 mmbbl in the year ended December 31, 2019 and resulted in net revenue of US$359.6 million for the year ended December 31, 2020 compared to US$579.0 million for the year ended December 31, 2019. In addition, sales of gas decreased from US$49.9 million for the year ended December 31, 2019 to US$34.1 million for the year ended December 31, 2020 due to lower realized prices and lower natural gas deliveries.

The decrease in 2020 net revenue of US$235.2 million is mainly explained by:

●	a decrease of US$204.3 million in sales in Colombia mainly due to lower realized prices partially offset by increased deliveries;
●	a decrease of US$10.6 million in sales in Chile, due to lower realized prices partially offset by increased deliveries;
●	a decrease of US$10.3 million in gas sales in Brazil, due to the lower prices plus a decrease in deliveries;
●	a decrease of US$10.0 million in sales in Argentina due to lower realized prices plus a decrease in deliveries;

Revenue attributable to our operations in Colombia for the year ended December 31, 2020 was US$334.6 million, compared to US$538.9 million for the year ended December 31, 2019, representing 85.0% and 85.7% of our total consolidated sales, respectively. The decrease is related to a decrease in the average realized price per barrel of crude oil from US$50.4 per barrel to US$30.6 per barrel, primarily due to lower reference international prices partially offset by an increase in oil deliveries from 11.1 mmbbl to 11.3 mmbbl.

Revenue attributable to our operations in Chile for the year ended December 31, 2020 was US$21.7 million, a 33% decrease from US$32.3 million for the year ended December 31, 2019, principally due to (1) a decrease in oil sales by US$5.4 million related to a decrease in oil deliveries from 0.2 mmbbl to 0.1 mmbbl and lower average realized prices per barrel of crude oil from US$56.2 per barrel for the year ended December 31, 2019 to US$38.0 per barrel for the year ended December 31, 2020 (a decrease of US$18.2 per barrel or a total of 32%), and (2) a decrease in gas sales by US$5.2 million reflecting lower average realized prices from US$25.3 per boe for the year ended December 31, 2019 to US$16.1 per boe for the year ended December 31, 2020 partially offset by higher deliveries, mainly as a result of the development of the Jauke gas field and the recent discovery of the Jauke Oeste gas field. The contribution to our revenue during the years ended December 31, 2020 and 2019 from our operations in Chile was 5.5% and 5.1%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2020 was US$12.8 million, a 45% decrease from US$23.0 million for the year ended December 31, 2019, principally due to lower gas deliveries from 0.7 mmboe to 0.5 mmboe due to lower gas demand in Brazil and lower realized gas prices from US$30.3 per boe for the year ended December 31, 2019 to US$25.6 per boe for the year ended December 31,2020. The contribution to our revenue from our operations in Brazil during the years ended December 31, 2020 and 2019 was 3.2% and 3.7%, respectively.

Revenue attributable to our operations in Argentina for the year ended December 31, 2020 was US$24.6 million, a 29% decrease from US$34.6 million for the year ended December 31, 2019, primary due to (1) a decrease in oil sales by US$8.8 million related to a decrease in average realized prices per barrel of crude oil from US$53.1 per barrel for the year ended December 31, 2019 to US$42.0 per barrel for the year ended December 31, 2020 (or a total of 21%) plus a decrease in oil deliveries from 0.6 mmbbl to 0.5 mmbbl, and (2) a decrease in gas sales by US$1.2 million reflecting lower gas prices due to local market conditions, partially offset by higher deliveries due to optimization activities focused on enhancing base production levels and the successful development of the Challaco Bajo gas field. The contribution to our revenue from our operations in Argentina during the years ended December 31, 2020 and 2019 was 6.2% and 5.5%, respectively.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2020 and 2019.

	For the year ended December 31,
			% Change
	2020	2019	from prior year

	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Brazil and Argentina)
Royalties	(35,875)	(64,576)	(44)%
Staff costs	(15,217)	(14,542)	5%
Operation and maintenance	(7,491)	(7,743)	(3)%
Transportation costs	(5,622)	(2,941)	91%
Well and facilities maintenance	(15,039)	(27,660)	(46)%
Consumables	(16,776)	(17,625)	(5)%
Equipment rental	(8,570)	(10,476)	(18)%
Other costs	(20,482)	(23,401)	(12)%
Total	(125,072)	(168,964)	(26)%

	Year ended December 31,
	2020				2019
	Colombia	Chile	Argentina	Brazil	Colombia	Chile	Argentina	Brazil

	(in thousands of US$)
By country
Royalties	(30,453)	(753)	(3,620)	(1,049)	(56,399)	(1,181)	(5,141)	(1,855)
Staff costs	(11,684)	(3,188)	(165)	(180)	(7,439)	(4,822)	(1,833)	(448)
Operation and maintenance	(2,538)	—	(4,885)	(68)	(4,280)	—	(3,454)	(9)
Transportation costs	(4,889)	(638)	(95)	—	(1,030)	(1,285)	(626)	—
Well and facilities maintenance	(8,694)	(1,607)	(3,536)	(1,202)	(13,868)	(4,823)	(7,742)	(1,227)
Consumables	(14,587)	(1,050)	(1,096)	(43)	(14,777)	(1,492)	(1,312)	(44)
Equipment rental	(6,834)	(516)	(903)	(317)	(7,684)	(940)	(1,502)	(350)
Other costs	(12,640)	(2,492)	(4,333)	(1,017)	(11,467)	(5,246)	(4,668)	(2,020)
Total	(92,319)	(10,244)	(18,633)	(3,876)	(116,944)	(19,789)	(26,278)	(5,953)

Consolidated production and operating costs decreased 26%, from US$169.0 million for the year ended December 31, 2019 to US$125.1 million for the year ended December 31, 2020, primarily due to lower royalties and lower facilities maintenance costs as a result of the lower international prices and the reduction of the activity, respectively.

Production and operating costs in Colombia decreased by 21%, to US$92.3 million for the year ended December 31, 2020, as compared to US$116.9 million for the year ended December 31, 2019, primarily due to lower royalties of US$25.9 million, in line with lower oil prices and lower well intervention activities, partially offset by an increase in staff and transportation costs.

Production and operating costs in Chile decreased by 48% to US$10.2 million due to lower gas plant costs and lower well intervention activities. In addition, this reduction was followed by a decrease in staff costs. Operating costs per boe decreased to US$8.2 per boe in 2020 from US$17.7 per boe in 2019.

Production and operating costs in Brazil decreased by 35%, to US$3.9 million for the year ended December 31, 2020, as compared to the year ended December 31, 2019, mainly resulting from lower royalties due to lower realized prices and lower gas plant costs.  However, operating costs per boe increased to US$5.8 for the year ended December 31, 2020 from US$5.6 per boe for the year ended December 31, 2019.

Production and operating costs in Argentina decreased by 29%, to US$18.6 million for the year ended December 31, 2020, as compared to US$26.3 million for the year ended December 31, 2019, mainly due to lower facilities maintenance costs and lower staff costs. Operating costs per boe decreased to US$19.8 for the year ended December 31, 2020 from US$26.7 per boe for the year ended December 31, 2019.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	(10,544)	(10,921)	377	(3)%
Chile	(134)	(126)	(8)	6%
Brazil	(464)	(1,033)	569	(55)%
Argentina	(694)	(776)	82	(11)%
Other	(3,115)	(5,737)	2,622	(46)%
Total	(14,951)	(18,593)	3,642	(20)%

Geological and geophysical expenses decreased by 20%, from US$18.6 million for the year ended December 31, 2019 to US$15.0 million for the year ended December 31, 2020, primarily as the result of cost reduction initiatives.

Administrative costs

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	(24,710)	(33,867)	9,157	(27)%
Chile	(2,968)	(3,472)	504	(15)%
Brazil	(1,485)	(2,164)	679	(31)%
Argentina	(2,449)	(3,021)	572	(19)%
Other	(18,703)	(18,294)	(409)	2%
Total	(50,315)	(60,818)	10,503	(17)%

Administrative costs decreased by 17%, from US$60.8 million for the year ended December 31, 2019 to US$50.3 million for the year ended December 31, 2020, primarily as the result of cost reduction initiatives. This reduction was partially offset by an increase in the shared-based payment charge, due to the stock awards programs in force during 2020. During 2019, administrative costs included non-recurring legal and financial advisory fees related to the acquisition of Amerisur.

Selling expenses

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	(4,488)	(12,525)	8,037	(64)%
Chile	(295)	(360)	65	(18)%
Brazil	(14)	(10)	(4)	40%
Argentina	(1,047)	(1,218)	171	(14)%
Total	(5,844)	(14,113)	8,269	(59)%

Selling expenses decreased by 59%, from US$14.1 million for year ended December 31, 2019 to US$5.8 million for the year ended December 31, 2020, primarily due to the sales decrease during 2020, and also to differences in accounting for different points of sale in Colombia. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commodity risk management contracts

We recorded a profit of US$8.1 million related to commodity risk management contracts for the year ended December 31, 2020, and a loss of US$ 22.5 million for the year ended December 31, 2019.

Consolidated commodity risk management contracts refer to two different components, a realized and an unrealized portion. The realized gain of US$21.1 million for the year ended December 31, 2020 compared to a US$3.9 million gain for the year ended December 31, 2019 reflected Brent oil prices and commodity risk management contracts settled during the respective periods. The unrealized losses were US$13.0 million for the year ended December 31, 2020 and US$26.4 million for the year ended December 31, 2019. Unrealized results are generated from changes in the forward Brent oil price curve.

Depreciation

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	(63,687)	(46,917)	(16,770)	36%
Chile	(33,571)	(34,826)	1,255	(4)%
Brazil	(3,732)	(7,445)	3,713	(50)%
Argentina	(16,564)	(15,618)	(946)	6%
Other	(519)	(726)	207	(29)%
Total	(118,073)	(105,532)	(12,541)	12%

Depreciation charges increased by 12% from US$105.5 million for the year ended December 31, 2019 to US$118.1 million for the year ended December 31, 2020, mainly due to the Amerisur acquisition.

Operating (loss) profit

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	144,806	297,783	(152,977)	(51)%
Chile	(158,619)	(26,869)	(131,750)	490%
Brazil	1,215	1,750	(535)	(31)%
Argentina	(32,595)	(34,124)	1,529	(4)%
Other	(65,470)	(27,865)	(37,605)	135%
Total	(110,663)	210,675	(321,338)	(153)%

We recorded an operating loss of US$110.7 million for the year ended December 31, 2020, compared to an operating profit of US$210.7 million for the year ended December 31, 2019, as a result of the reasons described above.

In 2020, we recorded a write-off of unsuccessful exploration efforts of US$52.7 million that corresponded to three unsuccessful exploratory wells drilled in the Isla Norte Block (Chile), Llanos 94 Block (Colombia) and CPO-5 Block (Colombia), and exploration costs incurred in previous years in the POT-T-619 Block (Brazil) for which no additional work would be performed. The charge also includes the write-off of seismic and other exploration costs incurred in previous years in the Fell, Campanario, Flamenco and Isla Norte Blocks (Chile), where, as a result of the drilling campaign performed during 2020 and in accordance with our future investment program, it cannot be clearly demonstrated that the carrying value of the investment is recoverable.

Additionally, during 2020 we recognized an impairment loss of US$82.0 million in the Fell Block due to the decrease on commercial viability as a consequence of the lower crude prices relative to its high cash costs of production, an impairment loss in Brazil of US$1.7 million due to the fair value less cost to sale determined in the context of the REC-T-128 farm-out process, an impairment loss of US$16.2 million in the Aguada Baguales and El Porvenir Blocks in Argentina due to the decrease on commercial viability as a consequence of the lower crude prices relative to its high cash costs of production, which also led to reduced estimates of the quantities of hydrocarbons recoverable and an impairment loss of US$34.0 million in Peru due to our irrevocable decision to retire from the Morona Block. For further information see Note 37 to our Consolidated Financial Statements.

Financial results

Net financial results increased 59% to US$61.4 million for the year ended December 31, 2020 as compared to US$38.7 million for the year ended December 31, 2019, mainly resulting from higher interest expenses related to the issuance of $350 million notes due in 2027 (2027 Notes).

Foreign exchange loss

Foreign exchange variation increased from a loss of US$2.4 million for the year ended December 31, 2019 compared to a loss of US$13.0 million for the year ended December 31, 2020 mainly due to the realized loss on currency risk management contracts of US$9.4 million in 2020 resulting from derivative financial instruments to manage our future exposure to local currency fluctuations with respect to income tax balances in Colombia.

Profit before income tax

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	112,158	301,513	(189,355)	(63)%
Chile	(159,855)	(28,859)	(130,996)	454%
Brazil	(2,956)	(819)	(2,137)	261%
Argentina	(32,277)	(39,946)	7,669	(19)%
Other	(102,157)	(62,370)	(39,787)	64%
Total	(185,087)	169,519	(354,606)	(209)%

For the year ended December 31, 2020, we recorded a loss before income tax of US$185.1 million, compared to a profit of US$169.5 million for the year ended December 31, 2019, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	(41,079)	(104,354)	63,275	(61)%
Chile	12,604	(7,616)	20,220	(265)%
Brazil	(11,151)	56	(11,207)	(20,013)%
Argentina	(240)	(1,480)	1,240	(84)%
Other	(7,997)	1,632	(9,629)	(590)%
Total	(47,863)	(111,762)	63,899	(57)%

Our effective tax rate was -26% for the year ended December 31, 2020, compared to 66% in 2019. The decrease in the effective tax rate was primarily due to the write-down of the deferred income tax asset in Peru due to the decision to retire from the Morona Block (US$8.4 million), the write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina where there is insufficient evidence of future taxable profits to offset them in accordance with the expected future cash-flows at year-end (US$24.2 million), and tax losses from non-taxable jurisdictions or where no deferred income tax benefit is recognized. Apart from the abovementioned effects in the other segments, the Colombian subsidiaries, including the acquired Amerisur business, generated an effective tax rate of 37%, compared to 35% in 2019. During 2019, the income tax expense included an out of period adjustment related to prior periods that increased the income tax expense by US$9.9 million.

(Loss) profit for the year

	Year ended December 31,		Change from prior year
	2020	2019		%

	(in thousands of US$, except for percentages)
Colombia	71,079	197,159	(126,080)	(64)%
Chile	(147,251)	(36,475)	(110,776)	304%
Brazil	(14,107)	(763)	(13,344)	1,749%
Argentina	(32,517)	(41,426)	8,909	(22)%
Other	(110,154)	(60,738)	(49,416)	81%
Total	(232,950)	57,757	(290,707)	(503)%

For the year ended December 31, 2020, we recorded a net loss of US$233.00 million as a result of the reasons described above, compared to a net profit of US$57.8 million for the year ended December 31, 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

For a discussion of the results of our operations for the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. – A. Operating Results – Results of Operations for the Year Ended December 31, 2019 compared to the year ended December 31, 2018” in our Annual Report on Form 20-F for the year ended December 31, 2019.

B.    Liquidity and capital resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

●	changes in oil and natural gas prices and our ability to generate cash flows from our operations;
●	our capital expenditure requirements;
●	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
●	changes in exchange rates which will impact our generation of cash flows from operations when measured in US$.

We continually evaluate additional alternatives to further improve our capital structure by increasing our cash balances and/or reducing or refinancing a portion of our indebtedness. These alternatives include various strategic initiatives and potential asset sales as well as potential public or private equity or debt financings. If additional funds are obtained by issuing equity securities, our existing stockholders could be diluted. We can give no assurances that we will be able to sell any of our assets or to obtain additional financing on terms acceptable to us, or at all.

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations. We have also in the past entered into offtake and prepayment agreements.

Between 2005 and 2020, we raised approximately US$200 million in equity offerings at the holding company level and nearly US$1.3 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In September 2017, we issued US$425.0 million aggregate principal amount of senior notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year. The Indenture governing our Notes due 2024 contains incurrence-based limitations on the amount of indebtedness we can incur. This limits our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes due 2024. The net proceeds from the Notes due 2024 were used by us (i) to make a capital contribution to our wholly-owned subsidiary, Agencia, providing it with sufficient funds to fully repay the Notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Neuquén Basin in Argentina, and to repay existing indebtedness, including the Itaú loan in Brazil.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 36.1 to our Consolidated Financial Statements) and to pay any related fees and expenses, and (ii) for general corporate purposes.

We believe that our current operations and 2021 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook” and Note 1.1 to our Consolidated Financial Statements.

In the year ended December 31, 2020, we had total capital expenditures, related to purchase of property, plant and equipment, of US$75.3 million (US$61.6 million, US$11.9 million, US$0.7 million, US$0.4 million, US$0.4 million and US$0.3 million in Colombia, Chile, Argentina, Peru, Brazil and Ecuador, respectively).

In the year ended December 31, 2019, we had total capital expenditures, related to purchase of property, plant and equipment, of US$126.3 million (US$76.8 million, US$10.7 million, US$19.0 million, US$14.6 million, US$4.7 million and US$0.5 million in Colombia, Chile, Argentina, Peru, Brazil and Ecuador, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2020	2019	2018

	(in thousands of US$)
Cash flows provided by (used in)
Operating activities	168,699	235,429	256,206
Investing activities	(347,633)	(119,250)	(164,594)
Financing activities	271,145	(132,460)	(97,641)
Net (decrease) increase in cash and cash equivalents	92,211	(16,281)	(6,029)

Cash flows from operating activities

For the year ended December 31, 2020, cash flows from operating activities were US$168.7 million, a 28% decrease from US$235.4 million for the year ended December 31, 2019, mainly resulting from the decrease in revenues of oil reflecting lower oil and gas prices in 2020, partially offset by the cost reduction initiatives carried during 2020.

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

Cash flows used in investing activities

For the year ended December 31, 2020, cash flows used in investing activities were US$347.6 million, an 192% increase from US$119.3 million for the year ended December 31, 2019. This increase was primarily related to the acquisition of Amerisur for US$272.3 million in January 2020.

For the year ended December 31, 2019, cash flows used in investing activities were US$119.3 million, a 28% decrease from US$164.6 million for the year ended December 31, 2018. This decrease was primarily related to the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina in March 2018 for US$48.9 million, and the proceeds from the disposal of La Cuerva and Yamu Blocks in July 2019 for US$7.1 million.

Cash flows from (used in) financing activities

Cash flows from financing activities were US$271.1 million for the year ended December 31, 2020, compared to US$132.5 million used in financing activities for the year ended December 31, 2019. This increase was principally related to the net proceeds from the issuance of the 2027 Notes of US$342.5 million and a decrease in the shares repurchase payments of US$67.3 million.

Cash flows used in financing activities were US$132.5 million for the year ended December 31, 2019, compared to US$97.6 million for the year ended December 31, 2018. This increase was principally related to our share buyback program, interest payments related to 2024 Notes and the acquisition of LGI’s non-controlling interest in certain of our subsidiaries.

Indebtedness

As of December 31, 2020, and 2019, we had total outstanding indebtedness of US$784.6 million and US$437.4 million, respectively, as set forth in the table below.

	As of December 31,
	2020	2019

	(in thousands of US$)
2024 Notes	428,737	427,812
2027 Notes	352,113	—
Banco Santander	3,736	9,607
Total	784,586	437,419

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

Banco Santander

In October 2018, we executed a loan agreement with Banco Santander for Brazilian Real R$77.6 million (equivalent to US$20.0 million at the moment of the loan execution) to repay an existing US$-denominated intercompany loan. The interest rate applicable to this loan is the CDI plus 2.25% per annum. CDI represents the average rate of all inter-bank overnight transactions in Brazil. In September 2020 we executed the refinancing of the outstanding principal for Brazilian Real R$19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution), to be paid in three installments in October 2021, April 2022 and October 2022.

Other Agreements

In June 2020, our Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided us with access to up to US$ 75 million in the form of prepaid future oil sales. The availability period for the prepayment agreement expires on June 19, 2021. We did not withdraw any amount from this prepayment agreement as of the date of this annual report.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to Properties.”

D.    Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company –B. Business Overview—2021 Strategy and Outlook.”

E.    Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020 or as of December 31, 2019.

F.    Tabular disclosure of contractual obligations

In accordance with the terms of our concessions, we are required to pay royalties in connection with our crude oil and natural gas production. See Note 33.2 to our Consolidated Financial Statements.

The table below sets forth our committed cash payment obligations as of December 31, 2020.

		Less than	One to	Three to	More than
	Total	one year	three years	five years	five years

	(in thousands of US$)
Debt obligations(1)	1,014,630	48,311	96,319	491,125	378,875
Pending investment commitments(2)	200,274	70,112	129,602	560	—
Payables to LGI	3,528	3,528	—	—	—
Lease liabilities	26,067	10,890	8,217	3,307	3,653
Asset retirement obligations(3)	64,040	—	10,902	18,301	34,837
Total contractual obligations	1,308,539	132,841	245,040	513,293	417,365

(1)	Refers to principal and interest undiscounted cash flows. Interest payment breakdown included in Debt Obligations is as follows (i) less than one year: US$47.1 million, (ii) one to three years: US$93.8 million, (iii) three to five years: US$66.1 million and (iv) more than five years: US$28.9 million. As of December 31, 2020, 99.5% of the outstanding long-term borrowings were issued at fixed rates. See Note 3: “Interest rate risk” to our Consolidated Financial Statements.
(2)	Includes capital commitments in the Isla Norte and Campanario Blocks in Chile of US$7.6 million, in the POT-T-785, REC-T-58, REC-T-67, REC-T-77 and POT-T-834 Blocks in Brazil of US$0.6 million, in the Los Parlamentos Block in Argentina of US$6.0 million, in the VIM-3, Llanos 32, Llanos 86, Llanos 87, Llanos 94, Llanos 104, Llanos 123,Llanos 124, Coatí, CPO-5, Mecaya, PUT-8, PUT-9, PUT-12, PUT-14, PUT-30, PUT-36, Tacacho y Terecay Blocks in Colombia of US$158.0 million and in the Perico and Espejo Blocks in Ecuador of US$29.8 million. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.
(3)	The amounts are measured at present value.

G.    Safe harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Board of directors

Our board of directors is currently composed of eight members. Our Directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The Directors whose term has expired may offer themselves for re-election at each election of Directors. The term for the current Directors expires on the date of our next annual general meeting of shareholders to be held in 2021.

The current members of the board of directors were appointed at our annual general meeting held on May 7, 2020. The table below sets forth certain information concerning our current board of directors. All ages are as of March 31, 2021.

			At the Company
Name	Position	Age	since
Gerald E. O’Shaughnessy	Chairman and Director	72	2002
James F. Park	Chief Executive Officer, Deputy Chairman and Director	65	2002
Carlos A. Gulisano	Director	70	2010
Robert Bedingfield (1)(2)	Director	72	2015
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, Corporate Secretary	61	2003
Constantin Papadimitriou (1)(2)	Director	59	2018
Sylvia Escovar Gómez (1)(2)(3)	Director	59	2020
Somit Varma (2)	Director	60	2020

(1)	Member of the Audit Committee.
(2)	Independent director under SEC Audit Committee rules.
(3)	Member of the Audit Committee, appointed on August 5, 2020.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Calle 94 no. 11-30, floor 8, 9 and 10, Bogotá, Colombia.

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

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Good Rock LLC (formerly Energy Holdings LLC) and Montreaux LLC and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Carlos Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production. In 2020, Carlos Gulisano was awarded the Pellegrino Strobel Prize, Argentina’s foremost geology and geophysics prize, by the School of Exact and Natural Sciences of the University of Buenos Aires (UBA).

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

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously, he was CEO of Cavamont Geneva. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-

listed Guatemalan oil and gas company). He is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Sylvia Escovar Gómez is one of the most respected and admired business leaders in Latin America. An economist by training, she received her undergraduate degree from the Universidad de los Andes in Colombia and a master’s degree in advanced econometrics from La Sorbonne University in France. She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until January 2021. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. And in 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresas de Telecomunicaciones de Bogotá, Compañía de Medicina Prepagada Colsanitas S.A. and Organización Corona S.A.

Somit Varma has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms.  Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Currently, he is Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Senior management

Our senior management is responsible for the management and representation of our company. The table below sets forth certain information concerning our senior management. All ages are as of March 31, 2021.

			At the Company
Name	Position	Age	since
James F. Park	Chief Executive Officer and Director	65	2002
Andrés Ocampo	Chief Financial Officer	43	2010
Pedro E. Aylwin Chiorrini	Director, Director of Legal and Governance, and Corporate Secretary	61	2003
Augusto Zubillaga	Chief Operating Officer	51	2006
Rodolfo Martín Terrado	Director of Operations	46	2018
Adriana La Rotta	Director of Connections	58	2018
Marcela Vaca	Asset Managing Director	52	2012
Salvador Minniti	Director of Exploration	66	2007
Norma Yolanda Sanchez	Director of Nature and Neighbors	51	2012
Agustina Wisky	Director of Capacities and Culture	44	2002
Ignacio Mazariegos	Director of New Business	35	2010
Stacy Steimel	Director of Shareholder Value	61	2017

Biographical information of the members of our senior management is set forth below. Unless otherwise indicated, the current business addresses for members of our senior management is Calle 94 no. 11-30, floor 8, 9 and 10, Bogotá, Colombia.

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

Augusto Zubillaga has served as our Chief Operating Officer since May 2015. He previously served in other management positions throughout the Company including as Operations Director, Argentina Director and Production Director. He is a petroleum engineer with more than 26 years of experience in production, engineering, well completions, corrosion control, reservoir management and field development. He has a degree in petroleum engineering from the Instituto Tecnológico de Buenos Aires. Prior to joining our company, Mr. Zubillaga worked for Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. At Chevron San Jorge S.A., he led multi-disciplinary teams focused on improving production, costs and safety, and was the leader of the Asset Development Team, which was responsible for creating the field development plan and estimating and auditing the oil and gas reserves of the Trapial field in Argentina. Mr. Zubillaga was also part of a Chevron San Jorge S.A. team that was responsible for identifying business opportunities and working with the head office on the establishment of best business practices. He has authored several industry papers, including papers on electrical submersible pump optimization, corrosion control, water handling and intelligent production systems.

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

Norma Yolanda Sanchez joined GeoPark in 2012, serving as Director of Social and Environment. She was awarded the degree of Social Worker from Universidad Industrial de Santander in Colombia, holds a master’s degree in Corporate Social Responsibility, Accounting and Social Audit from the University of Barcelona and holds a certification as Specialist in Process Management for Conflict Resolution and Negotiation at Scotwork Latinamerica. She has over 25 years’ of experience in the industry. Before joining our company, she worked in Perenco Colombia Limited, Alange Energy Corp, Glencore, Petrobras and Ecopetrol.

Agustina Wisky has worked with our Company since it was founded in November 2002. She is currently our Director of Capacities and Culture and she previously has served in other management positions throughout the Company as Director of People and Director of Business Management. Mrs. Wisky is a public accountant, and also holds a degree in human resources from the Universidad Austral—IAE. She has 20 years of experience in the oil industry. Before joining our Company, Mrs. Wisky worked at AES Gener and PricewaterhouseCoopers.

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

Stacy Steimel joined GeoPark in February 2017 as our Shareholder Value Director. Ms. Steimel has more than 20 years of experience in the financial sector as Fund Manager and subsequently as regional CEO for PineBridge Investments, ex-AIG Investments in Latin America. Before AIG, Ms. Steimel held positions in the US Treasury Department and at the InterAmerican Development Bank. She holds an MBA from the Pontificia Universidad Católica de Chile, an MA in Latin American Studies from the University of Texas at Austin and a BA from the College of William and Mary.

B.      Compensation

Senior management and director compensation

For the year ended December 31, 2020, we accrued US$5.4 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued US$10.7 million, in the aggregate, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$0.9 million corresponds to the payment for bonus cash and stock payments granted to the Company’s executive directors based on the Company’s performance in 2019. Our executive directors who receive performance bonuses are James F. Park and Pedro E. Aylwin Chiorrini due to their positions as Chief Executive Officer and Director of Legal and Governance, respectively.

James F. Park has entered into a service contract with the Company to act as Chief Executive Officer at an annual salary of US$800,000, which was voluntarily reduced to US$650,000 in 2020, and received a bonus of US$650,000 for his 2019 performance (please see table below).

Pedro E. Aylwin Chiorrini, who was appointed as an executive director in July 2013, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He received in 2020 a salary of US$335,598 and a bonus of 25,832 shares, equivalent to US$224,997, for his services as a member of senior management.

Gerald E. O’Shaughnessy has entered into a service contract with the Company to act as Chairman at an annual salary of US$400,000, which was voluntarily reduced to US$325,000 in 2020.

The following chart summarizes payments made to such directors for the year ended December 31, 2020:

	Cash payment
	Executive
	Directors’
	Fees		Bonus
Gerald E. O’Shaughnessy (1)	US$	325,000		—
James F. Park (2)	US$	650,000	US$	650,000

(1)	The annual salary for US$ 400,000 was voluntary reduced as one of the initiatives to reduce the impact of COVID-19 and the oil price crisis.
(2)	The annual salary for US$ 800,000 was voluntary reduced as one of the initiatives to reduce the impact of COVID-19 and the oil price crisis.

Bonus payments above were approved by the board of directors on March 4, 2020, as per recommendation of the Compensation Committee, and reflect cash payment made based on metrics and targets defined by the Compensation Committee and our performance in 2019. Additionally, Mr. Park’s compensation includes an annual equity award with an aggregate value equal to one year of base salary with a three-year vesting period. Due to the foregoing, and based on the previous year’s average share price, Mr. Park was awarded 104,439 shares in 2018; 52,049 shares in 2019; 44,743 shares in 2020; and will be awarded 73,529 shares in May 2021.

On March 10, 2021, the independent directors of the Board approved, as per recommendation of the Compensation Committee, Mr. Park’s bonus for our performance in 2020. Given the impact of COVID-19 and oil price crisis during 2020, the cash bonus approved was reduced to US$ 400,000.

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

On May 13, 2020, as a cash preservation initiative of the Company during the pandemic, the board of directors approved a (i) 25% voluntary reduction of directors’ fees and (ii) the payment of up to 100% of directors cash fees in stock. Such measures were effective until October 2020.

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2020.

	Non-Executive	Fees paid in
Non-Executive Director	Directors’ Fees in US$	Common Shares (1)
Juan Cristóbal Pavez (2)	27,500	7,465
Carlos Gulisano (3)	62,500	9,002
Robert Bedingfield (4)	27,500	14,592
Constantin Papadimitriou (5)	25,000	13,967
Jamie B. Coulter (6)	22,500	6,874
Somit Varma (7)	—	4,152
Sylvia Escovar Gomez (8)	—	4,152

(1)	The numbers in this column are equal to 60,204 Common Shares (which amount equals to US$664,998).
(2)	Compensation Committee Chairman and Member of Audit Committee until his resignation on June 10, 2020.

(3)	Technical Committee Chairman until November 4, 2020. In addition, Carlos Gulisano has a consultancy agreement for geological and geophysics services with the Company. For further information, please see Note 34 to our Consolidated Financial Statements.
(4)	Audit Committee Chairman and Member of Compensation Committee. Member of the Nomination and Corporate Governance Committee (formerly named Nomination Committee) and Chairman of such Committee as of November 4, 2020.
(5)	Member of the Audit Committee and Risk Committee. Member of the Compensation Committee and Chairman of such Committee as of August 5, 2020.
(6)	Member of the Compensation Committee until his resignation on June 10, 2020.
(7)	Member of the Compensation Committee as of August 5, 2020 and Chairman of the Risk Committee as of November 4, 2020.
(8)	Member of the Audit Committee as of August 5, 2020 and Member of the Nomination and Corporate Governance Committee as of November 4, 2020.

Pension and retirement benefits

Our Chief Executive Officer is entitled to benefits under a supplemental executive retirement plan, which provides that on each anniversary thereof, the Company shall credit $0.4 million in an account for the benefit of our Chief Executive Officer.  The funds in the account will accrue interest at a rate of 5%.  The contributions to the retirement plan are made on an annual basis for as long as our Chief Executive Officer remains employed by the Company and until the aggregate amount under the plan equals US$2.2 million. As of December 31, 2020, the account had a balance for the benefit of our Chief Executive Officer of US$1.1 million.

Employee Performance-Based and Long-Term Incentive Programs

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

The following table sets forth the common share awards granted to our employees under the Plan:

Number of underlying common
shares outstanding	Grant date	Vesting date	Expiration date
104,439 (1) (2)	05/07/2018	05/07/2021	03/15/2022
52,049 (2)	05/07/2019	05/07/2022	03/15/2023
800,000	01/01/2020	01/02/2023	12/31/2029
44,743 (2)	05/07/2020	05/07/2023	03/15/2024
499,614 (3)	11/12/2020	11/12/2020	11/12/2020
73,529 (2)	05/07/2021	05/07/2024	03/15/2025

(1)	James F. Park received and is entitled to receive these awards, as part of his long-term equity incentive compensation. For further details, please see item 6.B.
(2)	This award was made under the Stock Award Plan that expired on November 3, 2018. It is the only award made under the Stock Awards Plan with vesting date still pending at the date of this report.
(3)	On August 5, 2020 the board of directors decided to pay some executives performance bonus in stock. Payments were made in November 2020.

Please see conditions of Value Creation Plan (“VCP”) below. The number of awards to be vested under this plan is variable and depend on performance according to the plan conditions.

Currently, we have two main incentive equity programs in place:

In November 2019, our Board of Directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. The main characteristics of the Stock Awards Programs are:

●	Employees not included in the VCP and new hirings are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date: January 2, 2023.
●	Each employee could receive between three and six monthly salaries (to be pro-rated between the hiring date and the vesting date for new hiring) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2019, our board of directors approved the VCP oriented to key management. The main characteristics of the VCP are:

●	Awards payables in a variable number of shares which shall not exceed the quantity of 3,024,172 shares.
●	Subject to certain market conditions reaching a stock market price for the Company shares of above US$ 19.42 at vesting date.
●	Vesting date: December 31, 2021 and 2022 (50% each year). VCP has been classified as an equity-settled plan. 20% of this plan was awarded to Directors involved in the performance of the Company.

The previous awards granted under the VCP on January 1, 2016 had their performance goals satisfied on December 31, 2018. As per the terms thereof, the awards were issued to participants (i) 50% in January 2019, representing 1,488,390 shares, and (ii) the remaining 50% in January 2020. On January 2, 2019, Mr. Park received 193,491 shares; Mr. O’Shaughnessy received 89,303 shares; Mr. Aylwin received 111,629 shares and Mr. Gulisano received 44,652 shares due to the first 50% VCP issuance; and, on January 2, 2020 or subsequently thereafter, such directors received each the same number of shares due to the second 50% VCP issuance. For further details, see Note 31 to our consolidated financial statements.

Our directors, senior management and employees who have received option awards or common share awards under the Stock Awards Plan and Equity Incentive Plan authorize the Company to deposit any common shares they have received under these plans in our Employee Benefit Trust (“EBT”). The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. “–E. Share Ownership.”

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

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its stock awards plan, as of December 31, 2020 there were approximately three million and six hundred thousand outstanding shares that had been awarded but which had not yet vested, representing approximately 6% of the total issued share capital as of that date.

C.    Board practices

Overview

Directors are expected to provide stewardship in order to promote the long-term success of the Company. They are expected to fulfill their fiduciary duties and duty of care in the best interests of the Company, considering the various needs of its stakeholders (shareholders, employees, communities, suppliers and clients), providing advice to and oversight of management’s activities. Within its responsibilities, the board of directors oversees the company’s strategic goals; financial statements, control and risk management; core values, integrity and ethical standards; management and board remuneration and succession planning, among others.  On December 23, 2020, the board of directors adopted our Corporate Governance Guidelines (available at the Company’s website) to further regulate and enhance the board’s corporate governance structures and processes.

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on May 7, 2020, except for Ms. Sylvia Escovar and Mr. Somit Varma whose appointment by the Board of Directors to fill in existing vacancies was effective as of August 1, 2020. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2021. The board of directors meets regularly throughout the year, at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination and Corporate Governance Committee and a Risk Committee. In addition, the board has created a Disclosure Committee composed of management members. The composition and responsibilities of each board committee are described below. The Nomination and Corporate Governance Committee annually considers and recommends to the board of directors the membership and the chair of each board committee. Our board of directors may establish other committees to assist with its responsibilities. In 2020, the board of directors created the Corporate Governance Review Subcommittee ad-hoc (extinguished on November 4, 2020) with the purpose of recommending improvements to the company board corporate governance policies and practices.

Audit Committee

The Audit Committee is currently composed of three independent directors.  The current members of the Audit Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee), Mr. Constantin Papadimitriou and Ms. Sylvia Escovar. Mr. Robert Bedingfield is regarded as audit committee financial expert. We have determined that Mr.  Robert Bedingfield and Constantin Papadimitriou and Ms. Sylvia Escovar are independent, as such term is defined under SEC rules applicable to foreign private issuers.

The main purposes of the Audit Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the board of Directors in its oversight of: (i) the integrity of the Company’s financial statements and the company’s accounting and financial reporting processes and financial statement audits; (ii) the independent auditor’s performance, qualifications and independence; (iii) the Company’s compliance with legal and regulatory requirements and the company´s ethical standards; and (iv) the performance of the company´s internal audit function.

Compensation Committee

The Compensation Committee is currently composed of three independent directors. The current members of the compensation committee are Mr. Constantin Papadimitriou (who serves as Chairman of the committee), Mr. Robert Bedingfield and Mr. Somit Varma.

The main purposes of the Compensation Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) evaluate and recommend for approval by the independent members of the Board the remuneration, benefits and incentive compensation arrangements for the key executive officers of the Company; (ii) establish performance indicators against which the key executive officers of the Company will be evaluated; (iii) evaluate and review the identification, recruitment and succession planning for key officers of the Company; and (iv) review and recommend to the Board any changes to the remuneration of the Non-Executive Directors of the Company.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of five directors of which a majority is independent. The members of the Nomination and Corporate Governance Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee), Ms. Sylvia Escovar, Mr. Somit Varma, Mr. Gerald E. O’Shaughnessy and Mr. Pedro E. Aylwin Chiorrini.

The main purposes of the Nomination and Corporate Governance Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) review board succession planning, including identifying and selecting suitable board candidates in accordance with the criteria set forth in its charter and approved by the board of directors; (ii) review and recommend to the board of directors the membership and Chair of each board Committee; (iii) develop, review and monitor the Company’s corporate governance guidelines, processes and structures; and (iv) conduct and oversee the board of directors’ annual evaluation process.

Risk Committee

The Risk Committee was created in December 2020 and is currently composed of four directors. The members of the Risk Committee are Mr. Somit Varma (who serves as Chairman of the committee), Mr. Constantin Papadimitriou, Mr. Gerald O´Shaughnessy and Mr. James F. Park.

The main purposes of the Risk Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the Board in its oversight function of understanding the various key risks to which the Company is exposed and the interlink between the Company’s strategy and such risks.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.    Employees

As of December 31, 2020, we had 437 employees, representing a decrease of 0.5% from December 31, 2019.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2020	2019	2018
Colombia	268	202	178
Chile	57	77	100
Brazil	5	13	12
Argentina	97	128	137
Peru	5	14	28
Ecuador	2	2	—
Corporate	3	3	2
Total	437	439	457

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2020, 22 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 12, 2021, members of our board of directors and our senior management held as a group 16,556,856 of our common shares and 27.1% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 12, 2021.

		Percentage of
		outstanding
(1) Shareholder	Common shares	common shares
James F. Park(1)	8,307,416	13.61%
Gerald E. O’Shaughnessy(2)	6,538,220	10.7%
Pedro E. Aylwin Chiorrini	343,816	*
Carlos Gulisano	215,379	*
Robert Bedingfield	128,454	*
Constantin Papadimitriou(3)	47,632	*
Somit Varma	9,098	*
Sylvia Escovar	6,400	*
Adriana La Rotta	*	*
Agustina Wisky	*	*
Andrés Ocampo	*	*
Augusto Zubillaga	*	*
Ignacio Mazariegos	*	*
Marcela Vaca	*	*
Norma Yolanda Sanchez	*	*
Rodolfo Martín Terrado	*	*
Salvador Minniti	*	*
Stacy Steimel	*	*
Sub-total senior management ownership of less than 1%	960,441	1.6%
Total	16,556,856	27.1%

*Indicates ownership of less than 1% of outstanding common shares.

(1)	Held by GoodRock, LLC, which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 16, 2021. 600,000 of Mr. Park´s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.
(2)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP; GPK Holdings, LLC; The Globe Resources Group, Inc.; and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O’Shaughnessy’s most recent Schedule 13G filed with the SEC on February 12, 2021. 5,800,000 of Mr. O’Shaughnessy´s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.
(3)	Due to Constantin Papadimitriou’s position as CEO of General Oriental Investments S.A., he may be deemed to have beneficial ownership over an additional 2,175,177 shares held by Cavenham Public Growth.

Certain members of our Board of Directors have, since the time of our initial public offering in the U.S., entered into certain pledges of Company securities in order to access some liquidity with respect to those shares and/or to diversify their holdings. We and our Board of Directors are in the process of reviewing our policy with respect to pledges by members of our Board of Directors of Company securities.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 12, 2021, except for certain shareholders whose last available data is as of December 31, 2020, as noted below:

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park(1)	8,307,416	13.6%
Gerald E. O’Shaughnessy(2)	6,538,220	10.7%
Compass Group LLC (3)	6,043,917	9.9%
Renaissance Technologies LLC(4)	4,509,096	7.4%
Other shareholders	35,633,379	58.4%
Total	61,032,028	100.0%

(1)	Held by GoodRock, LLC (formerly Energy Holdings, LLC), which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 16, 2021. 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.
(2)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP; GPK Holdings, LLC; The Globe Resources Group, Inc.; and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O’Shaughnessy’s most recent Schedule 13G filed with the SEC on February 12, 2021. 5,800,000 of Mr. O’Shaughnessy’s shares have been pledged pursuant to lending arrangements. Outstanding VCP awards are not included because the number of awards to be vested depend on performance according to the plan conditions.
(3)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 1, 2021.
(4)	Beneficially owned by Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC (jointly “Renaissance”). The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 11, 2021.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 12, 2021, we had 15 registered shareholders, out of which 5 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

LGI Termination Agreement

In November 2018, we acquired all of LGI’s equity interest in GeoPark’s Chilean and Colombian subsidiaries.

Pursuant to the sale and purchase agreement entered into on November 28, 2018 (the “LGI Termination Agreement”), we agreed to pay LGI a total consideration of up to US$126 million for its entire equity interest in GeoPark Chile, GeoPark TdF and GeoPark Colombia. The acquisition price includes a fixed payment of US$81 million paid at closing, plus two equal installments of US$15 million each, to be paid in June 2019 and June 2020, respectively, and three contingent payments of US$5 million each, which could accrue over the next three years, subject to certain production thresholds being exceeded in the Llanos 34 Block. As of the date of this annual report, both installments have been paid, and the production threshold corresponding to the first two contingent payments of US$5.0 million were not exceeded. As a consequence of the LGI Termination Agreement we have become sole shareholder of the entities referred to above. The LGI Chile Shareholders’ Agreement, the LGI Colombia Shareholders’ Agreement and the LGI line credit, each described in our annual report on the 20-F for the fiscal year ended December 31, 2017 were also terminated.

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive compensation—Director Contracts.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2020, 2019 and 2018, please see Note 34 to our Consolidated Financial Statements.

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

In Brazil, GeoPark Brazil is a party to a class action filed by the Federal Prosecutor’s Office regarding a concession agreement of exploratory Block PN-T-597, which the ANP initially awarded GeoPark Brazil in the 12th oil and gas bidding round held in November 2013. The Brazilian Federal Court issued an injunction against the ANP and GeoPark Brazil in December 2013 that prohibited GeoPark Brazil’s execution of the concession agreement until the ANP conducted studies on whether drilling for unconventional resources would contaminate the dams and aquifers in the region. On July 17, 2015, GeoPark Brazil, at the instruction of the ANP, signed the concession agreement, which included a clause prohibiting GeoPark Brazil from conducting unconventional exploration activity in the area. Despite the clause containing the prohibition, the judge in the case concluded that the concession agreement should not be executed. Thus, GeoPark Brazil requested that the ANP comply with the decision and annul the concession agreement, which the ANP´s Board did on October 9, 2015. The annulment reverted the status of all parties to the status quo ante, which maintains GeoPark Brazil’s right to the block. As of the date of this annual report, there is a remote possibility that we will be able to enter into a concession agreement in the PN-T 597 Block.

On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit. Following court hearings held in

January and February 2020, an interim freezing order was imposed on Amerisur in respect to GBP 4,465,600 (equivalent to US$ 6,102,000 as of December 31, 2020) of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a Letter of Credit from a UK bank. On January 12, 2021 a hearing was held, where the Court ordered the Claimants to serve the Group Particulars of Claim (GPoC) by February 26, 2021. According to the Court order, Amerisur shall serve its defence by April 23, 2021 and the Claimants may serve any reply to the GPoC by May 21, 2021. Finally, the Court scheduled the Case Management Conference for July 7, 2021.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

On November 6, 2019, our Board of Directors declared the initiation of a quarterly cash dividend of US$0.0413 per share. The first one was paid on December 10, 2019 and the second one was paid on April 8, 2020. On February 10, 2020, our Board of Directors declared a special stock distribution of 0.004 shares per share, which was paid on March 11, 2020 to the shareholders of record at the close of business on February 25, 2020. After that, on April 20, 2020 we declared the temporary suspension of quarterly cash dividends and share buybacks as part of our revised work program for 2020 to help address the decline in oil prices.

On November 4, 2020 we declared an extraordinary cash dividend and a quarterly cash dividend of $0.0206 per share each one, paid on December 9, 2020 to our shareholders of record at the close of business on November 20, 2020.

On March 10, 2021 our Board of Directors declared quarterly cash dividend of US$0.0205 per share payable on April 13, 2021 to our shareholders of record at the close of business on March 31, 2021.

Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. We have recorded accumulated losses amounting to US$380.9 million as of December 31, 2020, which further limits our ability to pay dividends in the foreseeable future.

Under the Companies Act 1981, as amended of Bermuda (the “Bermuda Companies Act”), we may not declare or pay a dividend if there are reasonable grounds for believing that we are, or would after the payment be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereafter be less than our liabilities. Under our bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares, if any.

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 12, 2021, there are 61,032,028 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and employees. See “Item 6. Directors, Senior Management and Employees.”

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

Duties of directors

The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company.  Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of a board of directors owe a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements: (1) a duty to act in good faith in the best interests of the company; (2) a duty not to make a personal profit from opportunities that arise from the office of director; (3) a duty to avoid conflicts of interest; and (4) a duty to exercise powers for the purpose for which such powers were intended. The Bermuda Companies Act also imposes a duty on directors (and officers) of a Bermuda company, to act honestly and in good faith, with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Bermuda Companies Act imposes various duties on directors (and officers) of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors (and officers) generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof.

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

Interested directors

Pursuant to our bye-laws, a director shall declare the nature of his interest in any contract or arrangement with the company as required by the Bermuda Companies Act. A director so interested shall not, except in particular circumstances set out in our bye-laws, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the company). A director will be liable to us for any secret profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Indemnification of directors and officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company.  Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favour or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance monies to our officers and directors for costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceeding against them on the condition that the officers and directors repay the monies if any allegation of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this bye-law or otherwise. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors for any act or failure to act in the performance of such director’s duties, except in respect of any fraud or dishonesty of such director. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.  We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

Meetings of shareholders

Under our bye-laws, the company shall convene at least one general meeting of shareholders each calendar year (the “annual general meeting, elect to dispense with the holding of annual general meetings. Under Bermuda law and our bye-laws, a special general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely.  When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting.  Under our bye-laws, not less than fifteen nor more than sixty days' notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting.  This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting.  The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting, provided that if the Company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form the quorum. Unless otherwise required by law or by our bye-laws, shareholder action requires a resolution adopted by the affirmative votes of a majority of votes cast by shareholders at a general meeting at which a quorum is present.

Shareholder proposals

Under Bermuda law, shareholders holding at least 5% of the total voting rights of all the shareholders having at the date of the requisition a right to vote at the meeting to which the requisition relates or any group composed of at least 100 shareholders may require a proposal to be submitted to an annual general meeting of shareholders by giving a requisition in writing to the company. Under our bye-laws, any shareholders wishing to nominate a person for election as a director or propose business to be transacted at a meeting of shareholders must provide (among other things) advance notice, as set out in our bye-laws. Shareholders may only propose a person for election as a director at an annual general meeting.

Shareholder action by written consent

Our bye-laws provide that, except for the removal of auditors and directors, any actions which shareholders may take at a general meeting of shareholders may be taken by the shareholders through the unanimous written consent of all the shareholders who would be entitled to vote on the matter at the general meeting.

Amendment of memorandum of association and bye-laws

Our memorandum of association and bye-laws may be amended with the approval of a majority of our board of directors and by a resolution by a majority of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act 1981.  Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court.  An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.  No application may be made by shareholders voting in favour of the amendment.

Business combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Under the Bermuda Companies Act , unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at a meeting is required to pass a resolution to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or merger will require the approval of our board of directors and of our shareholders by a resolution adopted by 65% or more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the value of those shares.

Our bye-laws provide that the directors shall manage the business of the Company and may exercise all such powers as are not, by the Bermuda Companies Act or by the bye-laws, required to be exercised by the Company in general meeting and may pay all expenses incurred in promoting and incorporating the company and may exercise all the powers of the Company including, but not by way of limitation, the power to borrow money and to mortgage or charge all or any part of the undertaking property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

(1)By a procedure under the Companies Act 1981 known as a “scheme of arrangement”.  A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme or arrangement.  The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court.  If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme or arrangement.

(2)If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries.  If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror's notice of its intention to acquire such shares) orders otherwise.

(3) Where one or more parties holds not less than 95% of the shares or a class of shares of a company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders.  When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

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

Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that we or they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, including the breach of any fiduciary duty by a director, except in respect of any fraud or dishonesty of such director or officer.

Comparison of Bermuda law to Delaware corporate law

Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by our memorandum of association and bye-laws and Bermuda company law. The provisions of the Bermuda Companies Act, which applies to us, differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Set forth below is a summary of these provisions, as well as modifications adopted pursuant to our bye-laws, which differ in certain respects from provisions of Delaware corporate law. Our shareholders approved the adoption of our bye-laws with effect on February 19, 2014. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors. Under our bye-laws and the Bermuda Companies Act, a director shall declare the nature of his interest in any contract or arrangement with the company. Our bye-laws further provide that a director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the company). A director will be liable to us for any secret profit realized from the transaction. See “Item 10—B. Memorandum of association and bye-laws—Interested Directors.”

Amalgamations, Mergers and Similar Arrangements. Pursuant to the Bermuda Companies Act, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliates) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Under our bye-laws, an amalgamation or merger will require the approval of our board of directors and our shareholders by Special Resolution, which is a resolution adopted by 65% of more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws. The quorum for any such general meeting must be two or more persons, in person or by proxy, representing more than one-third of the issued shares of the company. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholders shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

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

Shareholders’ Suit. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. See “Item 10—B. Memorandum of association and bye-laws—Shareholder Suits.”

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they might have, individually or in the right of the company, against any directors for any act or failure to act in performance of such director’s duties, including the breach of any fiduciary duty, except in respect of any fraud or dishonesty of such director. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors. We may indemnify our directors and officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. See “Item 10—B. Memorandum of association and bye-laws—Enforcement of Judgments.” Our bye-laws provide that we shall indemnify our officers and directors in respect of their acts and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such Director is not legally entitled, and (by incorporation of the provisions of the Bermuda Companies Act) that we may advance money to our officers and directors for the costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceedings against them on condition that the directors and officers repay the money if any allegations of fraud or dishonesty is proved against them provided, however, that, if the Bermuda Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to be indemnified for such expenses under our bye-laws or otherwise. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful. In addition, we have entered into customary indemnification agreements with our directors.

As a result of these differences, investors could have more difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

Tax matters. Under current Bermuda law, we are not subject to tax on income or capital gains in Bermuda. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We could be subject to taxes in Bermuda after that date. We are incorporated in Bermuda as an exempted company and pay annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Neither we nor our Bermuda subsidiaries employ individuals in Bermuda as at the date of this annual report.

Access to books and records and dissemination of information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year).  A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge.  A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Registrar or transfer agent

A register of holders of the common shares is maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by Computershare Trust Company, N.A., who serves as branch registrar and transfer agent.

Enforcement of Judgments

We are incorporated as an exempted company with limited liability under the laws of Bermuda, and substantially all of our assets are located in Colombia, Chile, Brazil, Argentina and Ecuador. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. However, the courts of Bermuda would recognize any final and conclusive monetary in personam judgement obtained in a U.S. court (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgement based thereon provided that (i) the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules, (ii) such court did not contravene the rules of natural justice of Bermuda, such judgment was not obtained by fraud, the enforcement of the judgment would not be contrary to the public policy of Bermuda, (iii) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda, and (iv) there is due compliance with the correct procedures under the laws of Bermuda.

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

C.    Material contracts

See “Item 4. Information on the Company—B. Business Overview—Significant Agreements.”

D.    Exchange controls

Not applicable.

E.    Taxation

The following summary contains a description of certain Bermudian, U.S. federal income, Colombian and Chilean tax consequences of the acquisition, ownership and disposition of our common shares. The summary is based upon the tax laws of Bermuda, the United States, Colombia and Chile, and regulations thereunder as of the date hereof, which are subject to change.

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

●	certain financial institutions;
●	a dealer or trader in securities who uses a mark-to-market method of tax accounting;
●	a person holding common shares as part of a straddle, wash sale or conversion transaction or entering into a constructive sale with respect to the common shares;
●	a person whose functional currency for U.S. federal income tax purposes is not the US$;
●	a partnership or other entities classified as partnerships for U.S. federal income tax purposes;
●	a tax-exempt entity, including an “individual retirement account” or “Roth IRA;”
●	a person that owns or is deemed to own 10% or more of our shares by vote or value;

●	a person who acquired our shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	a person holding common shares in connection with a trade or business conducted outside of the United States.

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

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2020, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Chilean tax on transfers of shares

As provided in Decree Law No. 824 of 1974, income tax is triggered on the indirect transfer of shares, equity rights, interests or other rights in the equity, control or profits of a Chilean entity as well as transfers of other assets and property of permanent establishments or other businesses in Chile. Reforms introduced in 2014 imposed a measure which obliges the company from which shares are transferred to pay taxes if the entity which undertakes the transfer of shares fails to do so.

The indirect transfer rules apply to sales of shares of an entity:

●	If such entity is an offshore holding company located in a black-listed tax haven jurisdiction as determined by Chilean tax law, or a black-listed jurisdiction, (such as Bermuda) that holds Chilean Assets; and either a Chilean resident holds 5% or more of such entity, or such entity’s rights to equity, control or profits, or 50% or more of such entity’s rights to equity or profits are held by residents in black-listed jurisdictions; or

●	the shares or rights transferred represent 10% or more of the offshore holding company (considering dispositions by related persons and over the preceding 12-month period) and the underlying Chilean Assets indirectly transferred, in the proportion indirectly owned by the seller, (a) are valued in an amount equal to or higher than UTA 210,000 (approximately US$200 million) (adjusted by the Chilean inflation unit of reference) or (b) represent 20% or more of the market value of the interest held by such seller in such offshore holding company.

Based on information available to us, (i) no Chilean resident holds 5% or more of our rights to equity, control or profits; and (ii) residents in black-listed jurisdictions do not hold 50% or more of our rights to equity, control or profits; (iii) the Chilean Assets are not valued at more than UTA 210,000 and; (iv) the Chilean Assets do not represent 20% or more of the market value of the offshore holding companies. Therefore, we do not believe the indirect transfer rules will apply to transfers of our common shares, unless the shares or rights transferred represent 10% or more of the company and the other conditions described above are met (considering dispositions by related persons and over the preceding 12-month period).

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

Colombian tax on transfers of shares

In August 2020, the Colombian government enacted Decree 1103 that regulates the indirect transfer tax set in article 90-3 of the Colombian Tax Code. Through this regulation, the transfer of shares and assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of underlying assets located in Colombia. The latter applies unless, (i) shares transferred are listed on a stock exchange recognized by the Colombian Government and no more than 20% of such shares are owned by a single beneficiary, or; (ii) the value of assets indirectly transferred represents less than 20% of book and/or fair market value of all assets owned by the non-resident entity transferor.

For income tax purposes, indirect transfer shall be assessed at fair market value of the Colombian underlying assets and the relevant tax basis is the one held in the underlying Colombian asset, which should be calculated based on the Colombian Tax Code rules. When the underlying assets are held by a Colombian branch, any taxable base determined shall be allocated first to amortization/depreciation recapture taxed as ordinary income.

When a subsequent indirect transfer is made, the tax basis of the underlying Colombian assets corresponds to the purchase price paid and allocated to the underlying Colombian assets. However, Decree 1103 clarifies that the tax basis of the entity owning the underlying asset in Colombia is not stepped up.

See “Item 3. Key Information—D. Risk Factors—Risks related to our common shares—The transfer of our common shares may be subject to capital gains taxes pursuant to indirect transfer rules in Colombia.”

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2020, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes, in accordance with generally accepted accounting principles. These include those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements, in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Moreover, Amerisur Resources Limited and subsidiaries became part of our consolidated subsidiaries as of January 16, 2020 because of its acquisition. As permitted by the SEC Staff interpretive guidance for newly acquired businesses, our management excluded Amerisur Resources Limited and subsidiaries from the evaluation of internal control over financial reporting as of December 31, 2020. Amerisur Resources Limited and subsidiaries represent 36% of our total consolidated assets and 11% of our total consolidated revenues as reported in our Consolidated Financial Statements as of and for the year ended December 31, 2020.

Amerisur Resources Limited and subsidiaries will be included in the scope of the internal control model for financial reporting in 2021 and their processes and controls will be included and certified in 2021.

Based on this assessment, management believes that, as of December 31, 2020, its internal control over financial reporting was effective based on those criteria.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, has been audited by Pistrelli, Henry Martin y Asociados S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-2 to F-5 of this annual report.

D.    Changes in Internal Control over Financial Reporting

Subject to the above, there were no other changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  Audit committee financial expert

We have determined that Ms. Sylvia Escovar, Mr. Constantin Papadimitriou and Mr. Robert Bedingfield are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert Bedingfield is regarded as audit committee financial expert.

ITEM 16B.  Code of Conduct

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 24, 2012, we have not waived compliance with or amended the code of conduct.

ITEM 16C.  Principal Accountant Fees and Services

The independent registered public accounting firm for the fiscal year ended December 31, 2020 was Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global), and the independent registered public accounting firm for the fiscal year ended December 31, 2019, was Price Waterhouse & Co. S.R.L.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the independent registered public accounting firm for professional services:

	2020	2019

	(in millions of US$)
Audit fees	0.93	0.76
Audit related fees	—	0.51
Tax services fees	0.04	0.17
Other fees paid	—	0.01
Total	0.97	1.45

Fees are shown net of VAT and other associated tax charges.

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

Pre-Approval Policies and Procedures

Following the listing of our common shares on the NYSE, the Audit Committee proposes the appointment of the independent auditor to the Board of Directors to be put to shareholders for approval at the Annual General meeting. The Audit Committee oversees the auditor selection process for new auditors and ensures key partners in the appointed firm are rotated in accordance with best practices. Also, following our NYSE listing, the Audit Committee is required to pre-approve the audit and non-audit fees and services performed by the Company’s auditors in order to be sure that the provision of such services does not impair the audit firm’s independence.

All of the audit fees, audit-related fees and tax fees described in this item 16C have been approved by the Audit Committee.

ITEM 16D.  Exemptions from the listing standards for audit committees

None.

ITEM 16E.  Purchases of equity securities by the issuer and affiliated purchasers.

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2020:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Average Price	Announced Plans or	Purchased Under the Plans or
2020	Purchased	Paid per Share	Programs	Programs
February 11 to February 29, 2020	—	—	—	5,930,000	shares
March 1 to March 31, 2020	255,800	10.4	255,800	5,674,200	shares
April 1 to April 30, 2020	60,645	6.5	60,645	5,613,555	shares
November 1 to November 30, 2020	59,986	8.4	59,986	6,002,014	shares
December 1 to December 31, 2020	42,000	10.3	42,000	5,960,014	shares

On February 10, 2020, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program begun on February 11, 2020 and was suspended in Abril 2020 as part of the revised work program for 2020. Finally, on November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program begun on November 5, 2020 and will expire on November 15, 2021.

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

Foreign private issuers such as us are exempt from these additional requirements if home country practice is followed. Bermuda law does not impose similar requirements, and consequently, our audit committee does not perform these additional functions. Our Audit Committee is composed exclusively of independent members.

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

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-80 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws.*
1.4	Certificate of Incorporation on Name Change.*
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

2.3

Indenture dated January 17, 2020, among GeoPark Limited and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2020)

2.4	Description of Securities.*
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

4.4

Prepayment Agreement for an Amount of up to US$100,000,000, dated December 18, 2015, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS and GeoPark Ltd. (incorporated herein by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F filed with the SEC on April 15, 2016).

4.5

Amendment Agreement No. 1 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated September 1, 2016 relating to the Prepayment Agreement dated December 18, 2015 (incorporated herein by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2017).

4.6

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

4.8

Asset Purchase Agreement between GeoPark Argentina Ltd. and Pluspetrol S.A., dated December 18, 2017 (incorporated herein by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2018).

4.9

Purchase and Sale Agreement for Crude Oil and Condensate of Fell Block between Empresa Nacional del Petróleo (ENAP) and GeoPark Fell S.p.A., dated April 21, 2017 (incorporated herein by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2018).

4.10

Prepayment Agreement for an Amount of up to US$75,000,000, dated June 19, 2020, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS, GeoPark Colombia E&P S.A Sucursal Colombia and Petrodorado South America Sucursal Colombia.*

8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Pistrelli, Henry Martin y Asociados.*
15.2	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.3	Consents of DeGolyer and MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated February 22, 2021, for reserves in Argentina, Brazil, Chile and Colombia as of December 31, 2020.*
101.INS	XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*

*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ James F. Park
Name: James F. Park
Title: Chief Executive Officer and Deputy Chairman

Date: March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited (the Company) as of December 31, 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 10, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depreciation and Impairment of property, plant and equipment

Description of the Matter

At December 31, 2020, the carrying value of the Company’s property, plant and equipment was $614.67 million, depreciation expense was $118.07 million and impairment expense was $133.86 million for the year then ended. As described in Note 2.11, the Company follows the successful efforts method of accounting for its oil and gas properties.

Depreciation of the cost of proved oil and gas properties is calculated using the unit-of-production method based on proved and probable oil and gas reserves, as estimated by the Company’s internal reservoir engineers. Proved and probable oil and gas reserves estimates are based on geological, geophysical and engineering assessments of expected reservoir characteristics, future production rates based on historical performance and expected future operating and investment activities. Estimating reserves also requires the selection of inputs, including future oil and gas prices and quality differentials, future development and operating costs and tax rates by jurisdiction, among others. Because of the complexity involving in estimating oil and gas reserves, management engaged a third-party petroleum engineering firm to certify the proved and probable oil and gas reserve estimates prepared by the Company’s internal reservoir engineers as of December 31, 2020. Additionally, the expected future cash flows used for impairment reviews and related fair value calculations are based on judgmental assessments of future prices and production volumes from estimated oil and gas reserves.

Auditing the Company’s depreciation and impairment calculations is complex because of the use of the work of the internal reservoir engineers and third-party petroleum engineering firm and the evaluation of management’s determination of the inputs described above used by the engineers in estimating proved and probable oil and gas reserves. Also, the assumptions used by management are subject to changes due to future events and conditions, and evaluating them requires significant auditor judgement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over its process to calculate depreciation expense and to perform its impairment analysis, including management’s controls over proved and probable oil and gas reserves’ estimation process. We have also tested management controls over the determination of significant assumptions used in the impairment calculation process.

To test the depreciation and impairment of property, plant and equipment our audit procedures included, among others, evaluating the professional qualifications and objectivity of the Company’s internal reservoir engineers primarily responsible for overseeing the preparation of the reserve estimates and the third-party petroleum engineering firm used to certify the proved and probable oil and gas reserve estimates. In addition, we evaluated the completeness and accuracy of the financial data and inputs used by the engineers in estimating proved and probable oil and gas reserves and we identified and evaluated corroborative and contrary evidence. For proved undeveloped reserves, we evaluated management’s development plan by assessing consistency of the development projections with the Company’s drill plan and the availability of capital to develop such plan. We also tested the mathematical accuracy of the depreciation computations and reviewed the model of impairment analysis of property, plant and equipment, including comparing the proved and probable oil and gas reserve amounts used in the calculations to the Company’s Reserve Report as of December 31, 2020. We also involved our professionals with specialized skill and knowledge to assist in evaluating the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2020.

Buenos Aires, Argentina

March 10, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on Internal Control over Financial Reporting

We have audited GeoPark Limited internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“the COSO criteria”). In our opinion, GeoPark Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Amerisur Resources Limited and subsidiaries, which is included in the 2020 consolidated financial statements of the Company and constituted 36% of total consolidated assets as of December 31, 2020 and 11% of consolidated revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Amerisur Resources Limited and subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the year then ended and the related notes, and our report dated March 10, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

Buenos Aires, Argentina

March 10, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GeoPark Limited

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of GeoPark Limited and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows, for each of the two years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PRICE WATERHOUSE & CO. S.R.L

(Partner)

/s/ Hernan Pablo Rodriguez Cancelo Araujo

-------------------------------------------------------

Hernan Pablo Rodriguez Cancelo Araujo

Autonomous City of Buenos Aires, Argentina

March 31, 2020

We served as the Company’s auditor from 2009 to 2020.

GEOPARK LIMITED

DECEMBER 31, 2020

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2020	2019	2018
REVENUE	7	393,692	628,907	601,161
Commodity risk management contracts	8	8,081	(22,523)	16,173
Production and operating costs	9	(125,072)	(168,964)	(174,260)
Geological and geophysical expenses	12	(14,951)	(18,593)	(13,951)
Administrative expenses	13	(50,315)	(60,818)	(52,074)
Selling expenses	14	(5,844)	(14,113)	(4,023)
Depreciation		(118,073)	(105,532)	(92,240)
Write-off of unsuccessful exploration efforts	20	(52,652)	(18,290)	(26,389)
Impairment loss (recognized) reversed for non-financial assets	20‑37	(133,864)	(7,559)	4,982
Other expenses		(11,665)	(1,840)	(2,887)
OPERATING (LOSS) PROFIT		(110,663)	210,675	256,492
Financial expenses	15	(64,582)	(41,070)	(39,321)
Financial income	15	3,166	2,360	3,059
Foreign exchange loss	15	(13,008)	(2,446)	(11,323)
(LOSS) PROFIT BEFORE INCOME TAX		(185,087)	169,519	208,907
Income tax expense	17	(47,863)	(111,762)	(106,240)
(LOSS) PROFIT FOR THE YEAR		(232,950)	57,757	102,667
Attributable to:
Owners of the Company		(232,950)	57,757	72,415
Non-controlling interest		—	—	30,252
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic	19	(3.84)	0.96	1.19
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted	19	(3.84)	0.92	1.11

The notes on pages F-12 to F-80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2020	2019	2018
(Loss) Profit for the year	(232,950)	57,757	102,667
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(8,449)	(1,498)	(4,401)
(Losses) Gains on cash flow hedges	(6,770)	6,770	—
Income tax benefit (expense) relating to cash flow hedges	2,166	(2,166)	—
Other comprehensive (loss) profit for the year	(13,053)	3,106	(4,401)

Total comprehensive (loss) profit for the year	(246,003)	60,863	98,266
Attributable to:
Owners of the Company	(246,003)	60,863	68,014
Non-controlling interest	—	—	30,252

The notes on pages F-12 to F-80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2020	2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	614,665	567,788
Right-of-use assets	28	21,402	13,462
Prepayments and other receivables	22	1,060	7,031
Other financial assets	25	13,364	10,985
Deferred income tax asset	18	18,168	26,934
TOTAL NON-CURRENT ASSETS		668,659	626,200
CURRENT ASSETS
Inventories	23	13,326	11,447
Trade receivables	24	46,918	44,178
Prepayments and other receivables	22	27,263	51,016
Derivative financial instrument assets	25	1,013	8,097
Other financial assets	25	28	14
Cash and cash equivalents	25	201,907	111,180
Assets held for sale	36.3.2	1,152	—
TOTAL CURRENT ASSETS		291,607	225,932
TOTAL ASSETS		960,266	852,132
EQUITY
Equity attributable to owners of the Company
Share capital	26.1	61	59
Share premium		179,399	173,716
Reserves		92,216	112,471
Accumulated losses		(380,866)	(153,361)
TOTAL EQUITY		(109,190)	132,885
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	766,897	420,138
Lease liabilities	28	11,457	5,801
Provisions and other long-term liabilities	29	82,370	62,062
Deferred income tax liability	18	7,190	10,850
Trade and other payables	30	4,886	5,475
TOTAL NON-CURRENT LIABILITIES		872,800	504,326
CURRENT LIABILITIES
Borrowings	27	17,689	17,281
Lease liabilities	28	10,890	7,442
Derivative financial instrument liabilities	25	15,094	952
Current income tax liabilities		52,775	57,901
Trade and other payables	30	100,156	131,345
Liabilities associated with assets held for sale	36.3.2	52	—
TOTAL CURRENT LIABILITIES		196,656	214,921
TOTAL LIABILITIES		1,069,456	719,247
TOTAL EQUITY AND LIABILITIES		960,266	852,132

The notes on pages F-12 to F-80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					(Accumulated
					Losses)	Non-
	Share	Share	Other	Translation	Retained	controlling
Amount in US$‘000	Capital	Premium	Reserve	Reserve	Earnings	Interest	Total
Equity at January 1, 2018	61	239,191	127,527	2,079	(283,933)	41,915	126,840
Comprehensive income:
Profit for the year	—	—	—	—	72,415	30,252	102,667
Other comprehensive loss for the year	—	—	—	(4,401)	—	—	(4,401)
Total Comprehensive (loss) profit for the year 2018	—	—	—	(4,401)	72,415	30,252	98,266
Transactions with owners:
Share-based payment (Note 31)	—	449	—	—	4,830	167	5,446
Repurchase of shares (Note 26.1)	(1)	(1,800)	—	—	—	—	(1,801)
Dividends distribution to non-controlling interest	—	—	—	—	—	(8,089)	(8,089)
Transactions with non-controlling interest (Note 36.6)	—	—	(13,396)	—	—	(64,245)	(77,641)
Total 2018	(1)	(1,351)	(13,396)	—	4,830	(72,167)	(82,085)
Balances at December 31, 2018	60	237,840	114,131	(2,322)	(206,688)	—	143,021
Comprehensive income:
Profit for the year	—	—	—	—	57,757	—	57,757
Other comprehensive income (loss) for the year	—	—	4,604	(1,498)	—	—	3,106
Total Comprehensive (loss) profit for the year 2019	—	—	4,604	(1,498)	57,757	—	60,863
Transactions with owners:
Share-based payment (Note 31)	3	7,144	—	—	(4,430)	—	2,717
Repurchase of shares (Note 26.1)	(4)	(71,268)	—	—	—	—	(71,272)
Cash distribution (Note 26.2)	—	—	(2,444)	—	—	—	(2,444)
Total 2019	(1)	(64,124)	(2,444)	—	(4,430)	—	(70,999)
Balances at December 31, 2019	59	173,716	116,291	(3,820)	(153,361)	—	132,885
Comprehensive income:
Loss for the year	—	—	—	—	(232,950)	—	(232,950)
Other comprehensive loss for the year	—	—	(4,604)	(8,449)	-	—	(13,053)
Total Comprehensive loss for the year 2020	—	—	(4,604)	(8,449)	(232,950)	—	(246,003)
Transactions with owners:
Share-based payment (a) (Note 31)	2	7,349	—	—	5,445	—	12,796
Repurchase of shares (Note 26.1)	(1)	(4,008)	—	—	—	—	(4,009)
Cash distribution (Note 26.2)	—	—	(4,859)	—	—	—	(4,859)
Stock distribution (Note 26.3)	1	2,342	(2,343)	—	—	—	—
Total 2020	2	5,683	(7,202)	—	5,445	—	3,928
Balances at December 31, 2020	61	179,399	104,485	(12,269)	(380,866)	—	(109,190)

(a)	Includes issuance of shares to certain employees as part of their 2019 bonus compensation of US$ 4,352,000.

The notes on pages F-12 to F-80 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$‘000	Note	2020	2019	2018
Cash flows from operating activities
(Loss) Profit for the year		(232,950)	57,757	102,667
Adjustments for:
Income tax expense	17	47,863	111,762	106,240
Depreciation		118,073	105,532	92,240
Loss on disposal of property, plant and equipment		417	143	272
Impairment loss recognized (reversed) for non-financial assets	20‑37	133,864	7,559	(4,982)
Write-off of unsuccessful exploration efforts	20	52,652	18,290	26,389
Accrual of borrowing’s interests		48,690	29,573	30,444
Amortization of other long-term liabilities	29	(387)	(429)	(1,005)
Unwinding of long-term liabilities	15	5,894	4,560	3,505
Accrual of share-based payment		8,444	2,717	5,446
Foreign exchange loss	15	3,594	5,289	11,323
Unrealized loss (gain) on commodity risk management contracts	8	12,978	26,411	(42,271)
Income tax paid		(25,193)	(88,638)	(67,704)
Changes in working capital	5	(5,240)	(45,097)	(6,358)
Cash flows from operating activities – net		168,699	235,429	256,206
Cash flows from investing activities
Purchase of property, plant and equipment		(75,298)	(126,316)	(124,744)
Acquisition of business, net of cash acquired	36.1-36.4.1	(272,335)	—	(48,850)
Proceeds from disposal of long-term assets	36.2.1	—	7,066	9,000
Cash flows used in investing activities – net		(347,633)	(119,250)	(164,594)
Cash flows from financing activities
Proceeds from borrowings		350,000	—	36,017
Debt issuance costs paid		(7,507)	—	—
Principal paid		(3,575)	(9,790)	(15,073)
Interest paid		(37,594)	(29,099)	(27,695)
Lease payments		(9,380)	(4,855)	—
Repurchase of shares	26.1	(4,009)	(71,272)	(1,801)
Dividends distribution to non-controlling interest		—	—	(8,089)
Cash distribution	26.2	(4,859)	(2,444)	—
Payments for transactions with former non-controlling interest	36.6	(11,931)	(15,000)	(81,000)
Cash flows (used in) from financing activities – net		271,145	(132,460)	(97,641)
Net increase (decrease) in cash and cash equivalents		92,211	(16,281)	(6,029)

Cash and cash equivalents at January 1		111,180	127,727	134,755
Currency translation differences		(1,484)	(266)	(999)
Cash and cash equivalents at the end of the year		201,907	111,180	127,727

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		201,884	111,159	127,707
Cash in hand		23	21	20
Cash and cash equivalents		201,907	111,180	127,727

The notes on pages F-12 to F-80 are an integral part of these Consolidated Financial Statements.

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

These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 10, 2021 and have been approved to be included in our 2020 annual report (Form 20-F) on March 31, 2021.

1.1	Coronavirus and oil price crisis

Starting in March 2020, the oil market experienced a significant over-supply condition that resulted in a sharp drop in prices, with Brent falling from over US$ 50 per barrel at the beginning of March 2020 up to US$ 16 per barrel in late April 2020. There were two key drivers for this market scenario. On the demand side, the sustained impact of the COVID-19 pandemic across the world and the associated containment measures, resulted in a sharp and sudden drop in fuel demand and hence on crude demand as well. This impact had been felt since early 2020 but accelerated significantly in March and April.

Concurrently, on the supply side, during the first week of March 2020, OPEC and non-OPEC producers (sometimes referred to as OPEC+) met to discuss the prospect of extending or increasing oil production cuts that had been first put in place in late 2016 and had been renewed and expanded ever since. No consensus was reached among the 24 participating countries, effectively eliminating output reduction targets as of April 1, 2020. As a consequence, OPEC+ countries and especially Saudi Arabia, significantly increased production during April 2020.

The combined impact of sharply lower demand and growing supply led the market into an oil significant surplus with inventories building around the world and prices dropping to levels last seen in the early 2000s.

In mid-April, in the midst of significant demand destruction, OPEC+ agreed to a historical 9.7 MMbbl/d output cut. They were joined by other G-20 countries, which indicated they would add 3 to 5 MMbbl/d production reductions. Following this agreement, global crude production dropped significantly with high compliance from OPEC+ countries and economic-driven shut-ins in other regions, especially the United States of America (U.S.A.) and Canada, helping re-attain some balance in the market during the second half of 2020.

Over the past few months, even as COVID-19 cases remained high across the world, the strictest restrictions were gradually lifted. Additionally, as of December 2020, vaccination campaigns have started around the world providing hope that the pandemic effects on economic activity will be milder going forward. Reduced restrictions and vaccination have allowed for a gradual crude demand recovery and also helping re-balance the market.

The crude price trajectory is highly uncertain for the months to come, as the long-term economic impact of COVID-19 may hinder energy demand around the globe while, on the supply side, OPEC+ commitment to current supply cuts and their gradual lifting will remain a key factor for market balance.

Although there are no specific tax benefits granted to the oil and gas sector in the jurisdictions where the Group has its business, in response to the COVID-19 crisis, many governments have granted extensions to file and pay tax duties. The Group has applied and used any extension granted, specifically in Colombia, Brazil, Argentina, Peru and Spain. In Colombia, GeoPark entered into an agreement with the tax authority to cancel the 2019 income tax in twelve installments from August 2020 to July 2021. Likewise, certain social security charges on payroll have been also allowed to be reduced. Tax audits and procedures before fiscal authorities have been suspended until further governmental notice.

1.1	Coronavirus and oil price crisis (continued)

Specifically, GeoPark’s program and strategy are guided by the following principles and priorities:

●	Keep Team Healthy: Protect workforce and families from the pandemic and its interruptions
●	Continuity of Field Operations: Ensure backup plans and teams in place to guarantee continuity of operations and business.
●	Preserve Cash: Adjust the work program to maintain flexibility and balance sheet strength.
●	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quick cash flow generating projects
●	Do More for Less: Implement operating, administrative, and capital cost reduction measures
●	Stay Agile: Continuous monitoring of work programs and adjustment, up or down, as necessary
●	Build for the Long-Term: Protect critical tools and capabilities necessary for the long-term.

Examples of the ongoing cost-cutting initiatives already implemented and providing results include:

●	Renegotiation of all service contracts, as well as any other type of contract.
●	Improvements in operational efficiency
●	Temporary suspension of certain marginal fields
●	Overall reduction of administrative and structure costs, starting with a voluntary salary and bonus reduction by our management team and Board of Directors, as well as a general renegotiation of fees and expenses
●	Temporary suspension of quarterly cash dividends and share buybacks.

Effective immediately, GeoPark adjusted the 2020 capital expenditures program to US$ 65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$ 180-200 million including capital expenditures for Amerisur assets). For the whole year 2020, GeoPark continued to secure oil production, with a minimum price of US$30 per barrel. Also, the scenario has not impacted the approved credit lines and both Fitch and Standard & Poor’s maintained their credit ratings on our outstanding series of Notes due 2024 and 2027.

During July and August 2020, the Group implemented a plan to reduce its workforce. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Group achieved cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs of US$ 3,949,000. Continuous efforts and actions to reduce costs and preserve liquidity continued throughout the year and will continue in the future.

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

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments had no impact on the Consolidated Financial Statements of the Group, but may impact future periods should the Group enter into any business combinations.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments have no impact on the Consolidated Financial Statements of the Group as it does not have any interest rate hedge relationships.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the Consolidated Financial Statements of, nor is there expected to be any future impact to the Group.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the Consolidated Financial Statements of the Group.

Amendments to IFRS 16 COVID-19 Related Rent Concessions

On May 28, 2020, the IASB issued COVID-19 Related Rent Concessions - amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. This amendment had no impact on the Consolidated Financial Statements of the Group.

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

In December 2019, the appearance in China of a new SARS-CoV-2 coronavirus (known as “COVID-19”) was announced, which after December 31, 2019 spread practically throughout the world. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak as a pandemic. This emergency situation and the measures adopted in the different countries to face it have significantly affected international economic activity with diverse impacts in each affected country and business sectors. As of the date of these Consolidated Financial Statements, the gradual crude demand recovery is resulting in some improvements in the market conditions.

Despite the abovementioned market conditions, considering the performance of the operations, the US$ 425,000,000 and US$ 350,000,000 debt fundraisings completed in September 2017 and January 2020, respectively (see Note 27), the Group’s cash position of US$ 201,907,000, and the fact that over 97% of its total indebtedness as of December 31, 2020 matures in 2024 or 2027, the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability

departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Chile, Argentina, Peru and Ecuador is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

2.6 Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

The Group has assessed the nature of its joint arrangements and determined them to be joint operations. The Group combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its Consolidated Financial Statements.

2.7 Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at the acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

2.8 Revenue recognition

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

2.9 Production and operating costs

Production and operating costs are recognized in the Consolidated Statement of Income on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, and royalties are also included within this account.

2.10 Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses. The Group has capitalized the borrowing cost directly attributable to wells and facilities identified as qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Group’s general borrowings, which was 6.90% at year-end 2019 and 2018. No amounts were capitalized during the year (US$ 367,000 in 2019 and US$ 258,000 in 2018).

2.11 Property, plant and equipment

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

A charge of US$ 52,652,000 has been recognized in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 18,290,000 in 2019 and US$ 26,389,000 in 2018). See Note 20.

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

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation considers estimated future finding and development costs and is based on current year-end unescalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Impairment of non-financial assets in Note 2.13).

2.12 Provisions and other long-term liabilities

Provisions for asset retirement obligations and other environmental liabilities, deferred income, restructuring obligations and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions, if any, comprise lease termination penalties and employee services termination payments.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expense.

2.12.1 Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalized cost is depreciated over the estimated useful life of the related asset. According to interpretations and the application of current legislation, and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the Consolidated Financial Statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.12.2 Deferred Income

Government grants and other contributions relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and they are credited to the Consolidated Statement of Income over the expected lives of the related assets. Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

2.13 Impairment of non-financial assets

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

During 2020, impairment loss was recognized for US$ 133,864,000 (impairment loss recognized for US$ 7,559,000 in 2019 and impairment loss reversed for US$ 4,982,000 in 2018). See Note 37. The write-offs are detailed in Note 20.

2.14 Lease contracts

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

2.14.1 Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right of use assets are measured at cost, less any accumulated depreciation and impairment losses, an adjusted for any measurement of lease liabilities.

The cost of right-of-use assets comprise the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs.

The Group leases various offices, facilities, machinery and equipment. Lease contracts are typically made for fixed periods of 1 to 7 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

2.14.2 Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease liabilities include the net present value of the following lease payments:

●	fixed payments, less any lease incentives receivable,
●	variable lease payments that are based on an index or a rate,
●	amounts expected to be payable by the lessee under residual value guarantees,
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

In calculating the present value, the lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Group’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

2.14.3 Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of IT equipment and small items of office furniture that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

2.15 Inventories

Inventories comprise crude oil and materials.

Crude oil is measured at the lower of cost and net realizable value. Materials are measured at the lower of cost and recoverable amount. The cost of materials and consumables is calculated at acquisition price with the addition of transportation and similar costs. Cost is determined using the first-in, first-out (FIFO) method.

2.16 Current and deferred income tax

The tax expense for the year comprises current and deferred income tax. Income tax is recognized in the Consolidated Statement of Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the financial statements date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the financial statements date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

In addition, the Group has tax-loss carry-forwards in certain tax jurisdictions that are available to be offset against future taxable profit. However, deferred income tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case. To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred income tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Consolidated Financial Statements, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. As mentioned above the Group does not expect that the temporary differences will revert in the foreseeable future.

Deferred income tax balances are provided in full, with no discounting.

2.17 Non-current assets or disposal groups held for sale

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

2.18 Financial assets

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

2.19 Other financial assets

Non-current other financial assets include contributions made for environmental obligations according to a Colombian and Brazilian government request and are restricted for those purposes.

Current other financial assets include short-term investments with original maturities up to twelve months and over three months.

2.20 Impairment of financial assets

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

2.21 Cash and cash equivalents

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

2.22 Trade and other payables

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

2.23 Derivatives and hedging activities

Derivative financial instruments are recognized in the Consolidated Statement of Financial Position as assets or liabilities and initially and subsequently measured at fair value. They are presented as current assets or liabilities if they are expected to be settled within 12 months after the end of the reporting period.

The mark-to-market fair value of the Group's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

2.23.1 Cash flow hedges that qualify for hedge accounting

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

For more information about derivatives designated as cash flow hedges please refer to Note 3 Currency risk.

2.23.2 Other Derivatives

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

2.24 Borrowings

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

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

2.25 Share capital

Equity comprises the following:

●	"Share capital" representing the nominal value of equity shares.
●	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
●	"Other reserve" representing:
-	the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the Chilean and Colombian subsidiaries, and
-	the changes in the fair value of the effective portion of derivatives designated as cash flow hedges.
●	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
●	"(Accumulated losses) Retained earnings" representing:
-	accumulated earnings and losses, and
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end.

2.26 Share-based payment

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

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each reporting date, the entity revises its estimates of the number of options that are expected to vest. It recognizes the impact of the revision to original estimates, if any, in the Consolidated Statement of Income, with a corresponding adjustment to equity.

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

Note 3     Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

●	Currency risk
●	Price risk
●	Credit risk– concentration
●	Funding and liquidity risk
●	Interest rate risk
●	Capital risk management

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

Since December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$ 83,700,000 as of December 31, 2019 and US$ 92,050,000 as of  December 31, 2018, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. As of December 31, 2020, there are no currency risk management contracts in place. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur. See the impact in the Consolidated Statement of Income in Note 15.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2020, the Colombian Peso devalued by 5% (devalued by 1% in 2019 and revalued by 9% in 2018) against the US Dollar, the Chilean Peso revalued by 5% (devalued by 8% in 2019 and revalued by 13% in 2018), the Argentine Peso devalued by 41% (59% and 102% in 2019 and 2018) and the Peruvian Peso devalued by 9% (revalued by 2% in 2019 and devalued by 4% in 2018).

If the Colombian Peso, the Chilean Peso, the Argentine Peso and the Peruvian Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been lower by US$ 9,057,000 (post-tax profit lower by US$ 645,000 in 2019 and US$ 57,000 in 2018).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the lease liabilities. The intercompany loan that also used to be denominated in US Dollars was fully cancelled in October 2018, reducing significantly the exposure to foreign currency fluctuation. The exchange loss generated by the Brazilian subsidiary during 2020 amounted to US$ 4,205,000 (loss of US$ 664,000 in 2019 and US$ 5,862,000 in 2018).

During 2020, the Brazilian Real devalued by 29% against the US Dollar (devalued by 4% in 2019 and devalued by 17% in 2018, respectively). If the Brazilian Real had devalued 10% against the US dollar, with all other variables held constant, post-tax loss for the year would have been higher by US$ 909,000 (post-tax profit lower by US$ 927,000 in 2019 and post-tax profit lower by US$ 515,000 in 2018).

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

In relation to the cash consideration, of British Pound Sterling (“GBP”) 241,682,496, payable for the acquisition of Amerisur Resources Limited, GeoPark was exposed to fluctuations of the GBP at December 31, 2019. Consequently, the Group decided to manage this exposure by entering into a “Deal Contingent Forward” with a UK Bank, in order to anticipate any currency fluctuation. This forward contract was accounted for as a cash flow hedge as of December 31, 2019 and therefore the effective portion of the changes in its fair value was recognized in Other Reserve within Equity. On January 16, 2020, GeoPark removed that amount from the cash flow hedge reserve and included it directly in the initial cost of the acquired business. See Note 36.1.

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

In Colombia, the realized oil price is linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador. In both basins, the reference price is then adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, delivery point and transport costs.

In Chile, the oil price is based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others.

GeoPark has signed a long-term Gas Supply Contract with Methanex in Chile. The price of the gas sold under this contract is determined by a formula that considers a basket of international methanol prices, including US and European price indices.

In Brazil, prices for gas produced in the Manati Field are based on a long-term off-take contract with Petrobras. The price of gas sold under this contract is denominated in Brazilian Real and is adjusted annually for inflation pursuant to the Brazilian General Market Price Index (Indice Geral de Preços do Mercado), or IGPM.

In Argentina, the realized oil prices for the production in the Neuquen Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Though prices have been regulated by the Government in the past, they are currently being determined by market based formulas.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax loss for the year would have been higher by US$ 21,014,000 (post-tax profit lower by US$ 38,340,000 in 2019 and US$ 13,709,000 in 2018).

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

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2020, the oil and gas production was sold to three clients which concentrate 98% of the Colombian subsidiaries’ revenue (accounting for 83% of the consolidated revenue). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador. The outstanding contracts for Colombian production extend through 2023. GeoPark manages its counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

In Chile, the oil production is sold to ENAP, the State-owned oil and gas company (1% of the consolidated revenue, 2% in 2019 and 3% in 2018), and the gas production is sold to the local subsidiary of Methanex, a Canadian public company (4% of the consolidated revenue, 3% in 2019 and 3% in 2018).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State-owned company, which is the operator of the Manati Field (3% of the consolidated revenue, 4% in 2019 and 5% in 2018). The crude oil production from the Recôncavo Basin during 2020 and 2019 (representing less than a 1% of the consolidated revenue) was sold to local customers in the states of Bahia and Espirito Santo and to Petrobras.

In Argentina, the gas sales are channelled thought local gas marketing companies. GeoPark has an annual agreement for gas sales in effect from May 2020 through April 2021. Gas sales in Argentina account for 1% of the consolidated revenues.

The oil sales in Argentina are diversified across clients and delivery points: i) 68% of the oil produced in Argentina (4% of the consolidated revenue) is sold locally in Neuquen, delivered at well-head; and ii) 32% of the oil produced in Argentina (2% of the consolidated revenue) is sold to major Argentinean refineries, delivered via pipeline. GeoPark manages the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

The aforementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

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

The Group is positioned at the end of 2020 with a cash balance of US$ 201,907,000 and over 97% of its total indebtedness matures in 2024 or 2027. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 40,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The Indentures governing the Company Notes 2024 and 2027 include incurrence test covenants related to compliance with certain thresholds of Net Debt to Adjusted EBITDA ratio and Adjusted EBITDA to Interest ratio. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Group’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. As of the date of these Consolidated Financial Statements, the Group is in compliance with all the indentures’ provisions and covenants.

The most significant funding transactions executed during the last three years include:

In June 2020, the Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided GeoPark with access to up to US$ 75,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on June 19, 2021. As of the date of these Consolidated Financial Statements, GeoPark did not withdrawn any amount from this prepayment agreement.

In January 2020, the Company successfully placed US$ 350,000,000 Notes. These Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). Final maturity of the Notes will be January 17, 2027. The net proceeds from the Notes were used by the Group to pay the total consideration for the acquisition of Amerisur (see Note 36.1) and to pay any related fees and expenses, and for general corporate purposes.

In October 2018, the Brazilian subsidiary executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited - Agencia en Chile. In September 2020, the Brazilian subsidiary executed the refinancing of the outstanding principal loan for Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 at the moment of the refinancing execution).

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to interest rate risk.

The Group does not face interest rate risk on its US$ 425,000,000 and US$ 350,000,000 Notes which carry fixed rate coupons of 6.50% and 5.50% per annum, respectively. Consequently, the accruals and interest payments are not substantially affected by the market interest rate changes.

At December 31, 2020, the outstanding borrowing affected by a variable rate amounted to US$ 3,736,000, representing 0.5% of total borrowings. It corresponds to a loan from Banco Santander taken by the Brazilian subsidiary that has a floating interest rate based on CDI (Interbank certificate of deposit), which represents the average rate of all inter-bank overnight transactions in Brazil. GeoPark considers that there is no significant risk associated to interest rate based on the current exposure to variable rates.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the Consolidated Statement of Financial Position) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the Consolidated Statement of Financial Position plus net debt.

The Group’s strategy is to keep the gearing ratio within a 60% to 80% range, in normal market conditions. Due to the market conditions prevailing during 2020, the gearing ratio at year-end is above such range. Measures taken by the Company in this connection are described in Note 1.1.

The gearing ratios at December 31, 2020 and 2019 were as follows:

Amounts in US$‘000	2020	2019
Net Debt	582,679	326,239
Total Equity	(109,190)	132,885
Total Capital	473,489	459,124
Gearing Ratio	123%	71%

Note 4     Accounting estimates and assumptions

Estimates and assumptions are used in preparing financial statements. Although these estimates are based on management’s best knowledge of current events and actions, actual results may differ. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

●	Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 37).

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December

31, 2020 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

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

Such changes may impact the Group’s reported financial position and results, which include: (a) the carrying value of exploration and evaluation assets, oil and gas properties and other property, plant and equipment may be affected due to changes in estimated future cash flows, (b) depreciation and amortization charges in the Consolidated Statement of Income may change where such charges are determined using the unit of production method, or where the useful life of the related assets change, (c) provisions for abandonment may require revision -where changes to reserves estimates affect expectations about when such activities will occur and the associated cost of these activities- and, (d) the recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

●	The Group adopts the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement to determine whether future economic benefits are likely from future either exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is, in itself, an estimation process that involves varying degrees of uncertainty depending on how the resources are classified. These estimates directly impact when the Group defers exploration and evaluation expenditure. The deferral policy requires management to make certain estimates and assumptions about future events and circumstances, in particular, whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the relevant capitalized amount is written-off in the Consolidated Statement of Income in the period when the new information becomes available.

●	Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production (“UOP”) basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities. This results in a depreciation charge proportional to the depletion of the anticipated remaining production from the block.

The life of each item, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the block at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. The calculation of the UOP rate of depreciation will be impacted to the extent that actual production in the future is different from current forecast production based on total proved and probable reserves, or future capital expenditure estimates change. Changes to proved and probable reserves could arise due to changes in the factors or assumptions used in estimating reserves, including: (a) the effect on proved and probable reserves of differences between actual commodity prices and commodity price assumptions and (b) unforeseen operational issues.

●	Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Group has adopted the following criterion for recognizing well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area at the present value of the estimated future expenditure. The liabilities recognized are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

The expected timing, extent and amount of expenditure may also change, for example, in response to changes in oil and gas reserves or changes in laws and regulations or their interpretation. Therefore, significant estimates and assumptions are made in determining the provision for decommissioning. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The provision at reporting date represents management’s best estimate of the present value of the future abandonment costs required.

●	From time to time, the Group may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental, safety and health matters. For example, from time to time, the Group receives notice of environmental, health and safety violations. Based on what the Management of the Group currently knows, it is not expected any material impact on the Consolidated Financial Statements.

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

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft, if any, and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$‘000	2020	2019	2018
(Decrease) Increase in asset retirement obligation	(1,812)	13,299	(4,355)
(Decrease) Increase in provisions for other long-term liabilities	(1,051)	1,867	(60)
Purchase of property, plant and equipment	—	(733)	1,100

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$‘000	2020	2019	2018
Decrease (Increase) in Inventories	1,220	(1,675)	511
Decrease (Increase) in Trade receivables	3,190	(27,839)	3,423
Decrease (Increase) in Prepayments and other receivables and Other assets	38,742	(27,547)	(36,061)
Customer advance repayments (a)	—	—	(10,000)
Security deposit utilized	—	—	15,600
(Decrease) Increase in Trade and other payables	(48,392)	11,964	20,169
	(5,240)	(45,097)	(6,358)

(a)	In December 2015, the Colombian subsidiary entered into a prepayment agreement with Trafigura under which GeoPark sells and deliver a portion of its Colombian crude oil production. Funds committed were repaid by the Group on a monthly basis through oil deliveries until December 2018.

The following chart shows the movements in the borrowings, lease liabilities and payables to related parties for each of the periods presented:

		Lease	Payables to
Amounts in US$‘000	Borrowings	Liabilities	related parties	Total
At January 1, 2018	426,204	—	31,184	457,388
Proceeds from borrowings	36,017	—	—	36,017
Accrual of borrowing's interests	28,842	—	1,602	30,444
Exchange difference	(2)	—	4,333	4,331
Foreign currency translation	(1,291)	—	(4,333)	(5,624)
Principal paid	(15,073)	—	—	(15,073)
Interest paid	(27,695)	—	—	(27,695)
Payments to related parties	—	—	(32,786)	(32,786)
At December 31, 2018	447,002	—	—	447,002
Initial recognition of lease liabilities	—	14,610	—	14,610
Addition to lease liabilities	—	2,496	—	2,496
Accrual of borrowing's interests	29,940	—	—	29,940
Exchange difference	5	566	—	571
Foreign currency translation	(639)	7	—	(632)
Unwinding of discount	—	419	—	419
Principal paid	(9,790)	—	—	(9,790)
Interest paid	(29,099)	—	—	(29,099)
Lease payments	—	(4,855)	—	(4,855)
At December 31, 2019	437,419	13,243	—	450,662
Proceeds from borrowings	350,000	—	—	350,000
Debt issuance costs paid	(7,507)	—	—	(7,507)
Acquisitions (Note 36.1)	—	17,851	—	17,851
Addition to lease liabilities	—	561	—	561
Accrual of borrowing's interests	48,232	—	—	48,232
Exchange difference	—	466	—	466
Foreign currency translation	(2,389)	(1,641)	—	(4,030)
Unwinding of discount	—	1,247	—	1,247
Principal paid	(3,575)	—	—	(3,575)
Interest paid	(37,594)	—	—	(37,594)
Lease payments	—	(9,380)	—	(9,380)
At December 31, 2020	784,586	22,347	—	806,933

Note 6     Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Corporate Governance, People and Sustainability departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as (loss) profit for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the Consolidated Financial Statements.

Segment areas (geographical segments):

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
2020
Revenue	334,606	21,704	12,783	24,599	—	—	—	393,692
Sale of crude oil	332,461	5,103	891	21,185	—	—	—	359,640
Sale of gas	2,145	16,601	11,892	3,414	—	—	—	34,052
Realized gain on commodity risk management contracts	21,059	—	—	—	—	—	—	21,059
Production and operating costs	(92,319)	(10,244)	(3,876)	(18,633)	—	—	—	(125,072)
Royalties	(30,453)	(753)	(1,049)	(3,620)	—	—	—	(35,875)
Share-based payment	(362)	(94)	—	(72)	—	—	—	(528)
Other operating costs	(61,504)	(9,397)	(2,827)	(14,941)	—	—	—	(88,669)
Operating profit (loss)	144,806	(158,619)	1,215	(32,595)	(44,642)	(799)	(20,029)	(110,663)
Operating netback	253,763	11,259	6,833	4,540	—	—	—	276,395
Adjusted EBITDA	218,524	8,148	4,784	1,195	(1,952)	(773)	(12,395)	217,531

Depreciation	(63,687)	(33,571)	(3,732)	(16,564)	(401)	(52)	(66)	(118,073)
Recognition of impairment losses	—	(81,967)	(1,717)	(16,205)	(33,975)	—	—	(133,864)
Write-off of unsuccessful exploration efforts	(1,949)	(50,167)	(536)	—	—	—	—	(52,652)
Total assets	680,828	101,742	38,172	36,803	4,656	1,127	96,938	960,266
								—
Employees (average) (a)	238	68	11	114	10	2	4	447
Employees at year end (a)	268	57	5	97	5	2	3	437

(a)Unaudited

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Ecuador	Corporate	Total
2019
Revenue	538,917	32,336	23,049	34,605	—	—	—	628,907
Sale of crude oil	536,986	10,551	1,469	30,024	—	—	—	579,030
Sale of gas	1,931	21,785	21,580	4,581	—	—	—	49,877
Realized gain on commodity risk management contracts	3,888	—	—	—	—	—	—	3,888
Production and operating costs	(116,944)	(19,789)	(5,953)	(26,278)	—	—	—	(168,964)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	—	—	—	(64,576)
Share-based payment	(231)	(31)	(29)	(38)	—	—	—	(329)
Other operating costs	(60,314)	(18,577)	(4,069)	(21,099)	—	—	—	(104,059)
Operating profit (loss)	297,783	(26,869)	1,750	(34,124)	(7,468)	(536)	(19,861)	210,675
Operating netback	413,120	12,218	15,055	6,691	—	—	—	447,084
Adjusted EBITDA	367,058	8,310	11,750	868	(6,540)	(535)	(17,576)	363,335

Depreciation	(46,917)	(34,826)	(7,445)	(15,618)	(576)	(1)	(149)	(105,532)
Recognition of impairment losses	—	—	—	(7,559)	—	-	-	(7,559)
Write-off of unsuccessful exploration efforts	—	—	(5,120)	(13,170)	—	-	-	(18,290)
Total assets	357,125	249,207	68,480	79,062	53,993	1,119	43,146	852,132

Employees (average) (a)	195	89	13	133	26	2	3	461
Employees at year end (a)	202	77	13	128	14	2	3	439

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru	Corporate	Total
2018
Revenue	497,870	37,359	30,053	35,879	—	—	601,161
Sale of crude oil	496,341	17,402	1,198	30,549	—	—	545,490
Sale of gas	1,529	19,957	28,855	5,330	—	—	55,671
Realized loss on commodity risk management contracts	(26,098)	—	—	—	—	—	(26,098)
Production and operating costs	(118,533)	(21,899)	(8,785)	(25,043)	—	—	(174,260)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	—	—	(71,836)
Share-based payment	(461)	(226)	(37)	(154)	—	—	(878)
Other operating costs	(55,362)	(20,200)	(5,928)	(20,056)	—	—	(101,546)
Operating profit (loss)	309,357	(29,139)	4,370	(6,739)	(4,529)	(16,828)	256,492
Operating netback	352,672	15,153	21,306	8,527	—	—	397,658
Adjusted EBITDA	319,447	8,784	17,908	4,576	(7,077)	(13,082)	330,556

Depreciation	(42,721)	(28,203)	(10,395)	(10,640)	(245)	(36)	(92,240)
Reversal of impairment losses	11,531	(6,549)	—	—	—	—	4,982
Write-off of unsuccessful exploration efforts	(17,665)	(6,121)	(2,020)	(583)	—	—	(26,389)
Total assets	383,450	276,449	70,424	87,259	35,817	9,261	862,660

Employees (average) (a)	182	101	12	121	27	2	445
Employees at year end (a)	178	100	12	137	28	2	457

(a)	Unaudited

In 2020, approximately 82% of capital expenditure was incurred by Colombia (61% in 2019 and 78% in 2018), 15.5% was incurred by Chile (8% in 2019 and 6% in 2018), 0.5% was incurred by Brazil (4% in 2019 and 2% in 2018), 1% was incurred by Argentina (15% in 2019 and 7% in 2018), 0.5% was incurred by Peru (12% in 2019 and 7% in 2018) and 0.5% was incurred by Ecuador.

A reconciliation of total Operating netback to total (loss) profit before income tax is provided as follows:

Amounts in US$ ‘000	2020	2019	2018
Operating netback	276,395	447,084	397,658
Administrative expenses	(43,723)	(60,130)	(48,028)
Geological and geophysical expenses	(15,141)	(23,619)	(19,074)
Adjusted EBITDA for reportable segments	217,531	363,335	330,556
Unrealized (loss) gain on commodity risk management contracts	(12,978)	(26,411)	42,271
Depreciation (a)	(118,073)	(105,532)	(92,240)
Share-based payment	(8,444)	(2,717)	(5,446)
Impairment and write-off of unsuccessful exploration efforts	(186,516)	(25,849)	(21,407)
Lease accounting - IFRS 16	9,380	4,855	—
Others (b)	(11,563)	2,994	2,758
Operating (loss) profit	(110,663)	210,675	256,492
Financial expenses	(64,582)	(41,070)	(39,321)
Financial income	3,166	2,360	3,059
Foreign exchange loss	(13,008)	(2,446)	(11,323)
(Loss) Profit before tax	(185,087)	169,519	208,907

(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. In 2020, also includes termination costs (see Note 1.1), and write-down of VAT credits and recognition of a provision for environmental liabilities in Peru (see Note 36.5.1).

Note 7     Revenue

Amounts in US$ ‘000	2020	2019	2018
Sale of crude oil	359,640	579,030	545,490
Sale of gas	34,052	49,877	55,671
	393,692	628,907	601,161

Note 8     Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars, fixed price or zero-premium 3-ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s production hedged during the year ended December 31, 2020 and for the following periods as a consequence of the derivative contracts in force as of December 31, 2020:

Period	Reference	Type	Volume bbl/d	Average price US$/bbl
January 1, 2020 - March 31, 2020	ICE BRENT	Zero Premium 3 Ways	18,000	45.00-55.00 Put 74.45 Call
			18,000
April 1, 2020 - June 30, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
April 1, 2020 - June 30, 2020	ICE BRENT	Zero Premium Collars	7,500	32.33 Put 34.54 Call
April 1, 2020 - June 30, 2020	ICE BRENT	Fixed Price	7,500	31.67
			26,000
July 1, 2020 - September 30, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
July 1, 2020 - September 30, 2020	ICE BRENT	Zero Premium Collars	14,500	31.34 Put 38.66 Call
July 1, 2020 - September 30, 2020	ICE BRENT	Fixed Price	2,000	32.00
			27,500
October 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium 3 Ways	11,000	45.00-55.00 Put 70.00 Call
October 1, 2020 - December 31, 2020	ICE BRENT	Zero Premium Collars	12,500	33.76 Put 45.38 Call
October 1, 2020 - December 31, 2020	VASCONIA (a)	Zero Premium Collars	2,000	30.00 Put 44.25 Call
			25,500
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	21,000	38.19 Put 51.98 Call
January 1, 2021 - March 31, 2021	VASCONIA (a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			23,000
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	20,500	38.93 Put 52.49 Call
			20,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	9,000	40.00 Put 54.34 Call
			9,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	9,000	40.00 Put 54.34 Call
			9,000

(a)	Vasconia Crude (Ice Brent minus Vasconia Differential)

Since 2020, the Group has entered into Vasconia-based derivative contracts, a new instrument within its hedging portfolio. These derivatives protect both the overall crude price exposure to ICE Brent as well as the Vasconia differential, which reflects the quality adjustment for the GeoPark’s Llanos Basin crude production in Colombia.

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2020	2019	2018
Realized gain (loss) on commodity risk management contracts	21,059	3,888	(26,098)
Unrealized (loss) gain on commodity risk management contracts	(12,978)	(26,411)	42,271
	8,081	(22,523)	16,173

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
January 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 59.00 Call
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	1,500	50.00 Put 57.10 Call
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	1,000	50.00 Put 57.27 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 61.20 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,500	46.00 Put 62.50 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 66.06 Call
July 1, 2021 - September 30, 2021	VASCONIA (a)	Zero Premium Collars	1,000	41.50 Put 68.15 Call
July 1, 2021 - September 30, 2021	VASCONIA (a)	Zero Premium Collars	1,000	41.50 Put 68.98 Call
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 80.60 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	1,000	45.00 Put 61.65 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	1,500	45.00 Put 62.03 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 64.17 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 71.02 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 75.75 Call
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 78.00 Call
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,500	45.00 Put 60.45 Call
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,000	45.00 Put 76.85 Call
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	2,000	50.00 Put 75.00 Call

(a)	Vasconia Crude (Ice Brent minus Vasconia Differential)

Note 9     Production and operating costs

Amounts in US$ '000	2020	2019	2018
Staff costs (Note 11)	14,689	14,213	17,725
Share-based payment (Note 11)	528	329	878
Royalties	35,875	64,576	71,836
Well and facilities maintenance	15,039	27,660	20,262
Operation and maintenance	7,491	7,743	7,756
Consumables	16,776	17,625	17,444
Equipment rental	8,570	10,476	9,317
Safety and Insurance costs	4,505	4,107	3,878
Gas plant costs	1,591	3,414	5,967
Transportation costs	5,622	2,941	2,628
Field camp	3,130	2,583	2,959
Non-operated blocks costs	3,442	1,353	1,327
Other costs	7,814	11,944	12,283
	125,072	168,964	174,260

Note 10     Depreciation

Amounts in US$ ‘000	2020	2019	2018
Oil and gas properties	89,344	83,276	72,130
Production facilities and machinery	16,820	16,708	17,958
Furniture, equipment and vehicles	2,317	2,096	1,579
Buildings and improvements	490	804	996
Depreciation of property, plant and equipment (a)	108,971	102,884	92,663

Related to:
Productive assets	106,164	99,984	90,088
Administrative assets	2,807	2,900	2,575
Depreciation total (a)	108,971	102,884	92,663

(a)	Depreciation without considering capitalized costs for oil stock included in Inventories nor depreciation of right-of-use assets.

Note 11     Staff costs and Directors’ Remuneration

	2020	2019	2018
Number of employees at year end (a)	437	439	457
Amounts in US$ ‘000
Wages and salaries	49,338	55,325	52,644
Share-based payments (b) (Note 31)	8,444	2,717	5,446
Social security charges	5,712	6,888	7,464
Director’s fees and allowance	2,094	3,266	2,876
	65,588	68,196	68,430

Recognized as follows:
Production and operating costs	15,217	14,542	18,603
Geological and geophysical expenses	12,893	18,448	15,527
Administrative expenses	37,478	35,206	34,300
	65,588	68,196	68,430

Board of Directors’ and key managers’ remuneration
Salaries and fees	8,641	13,483	12,452
Share-based payments	7,170	2,251	2,918
Other benefits in kind	232	262	272
	16,043	15,996	15,642

(a)	Unaudited.
(b)	The increase in share-based payments in 2020 is explained by the accrual of the 2019 VCP and the 2020 Plan, which were granted in November 2019 and February 2020, respectively.

Directors’ Remuneration

	Executive		Executive		Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees		Directors’ Bonus		Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)		(in US$)		(in US$)	(No. of Shares)	(in US$)
Gerald O’Shaughnessy	325,000		—		—	—	325,000
James F. Park	650,000	(a)	650,000	(b)	—	—	1,300,000
Pedro E. Aylwin (c)	—		—		—	—	—
Juan Cristóbal Pavez (d)	—		—		27,500	7,465	122,719
Carlos Gulisano (e)	—		—		62,500	9,002	162,497
Robert Bedingfield (f)	—		—		27,500	14,592	185,628
Jamie Coulter	—		—		22,500	6,874	111,031
Constantin Papadimitriou	—		—		25,000	13,967	176,875
Somit Varma	—		—		—	4,152	35,624
Sylvia Escovar Gomez	—		—		—	4,152	35,624

(a)	The annual salary for US$ 800,000 was voluntary reduced as one of the initiatives to reduce the impact of COVID-19 and oil price crisis.
(b)	The 2019 annual bonus approved by the Compensation Committee for US$ 798,698 was only received partially in cash for US$ 650,000.
(c)	Pedro E. Aylwin has a service contract that provides for him to act as Director of Legal and Governance.
(d)	Compensation Committee Chairman until his resignation on June 10, 2020. Afterwards the Chairman is Constantin Papadimitriou.
(e)	Technical Committee Chairman.
(f)	Audit Committee Chairman.

During 2020, Director’s fees were voluntary reduced as part of the measures implemented to reduce the impact of the COVID-19 and oil price crisis (see Note 1.1).

In January 2020, 439,075 shares were issued to certain Directors as a consequence of the vesting of the 2016 Value Creation Plan (“VCP”). See Note 31.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2020	2019	2018
Staff costs (Note 11)	12,653	18,312	15,005
Share-based payment (Note 11)	240	136	522
Allocation to capitalized project	(102)	(4,834)	(5,645)
Other services	2,160	4,979	4,069
	14,951	18,593	13,951

Note 13     Administrative expenses

Amounts in US$ ‘000	2020	2019	2018
Staff costs (Note 11)	27,708	29,688	27,378
Share-based payment (Note 11)	7,676	2,252	4,046
Consultant fees (a)	8,570	18,685	7,427
Office expenses	1,525	1,386	3,021
Travel expenses	939	4,867	4,519
Director’s fees and allowance (Note 11)	2,094	3,266	2,876
Communication and IT costs	2,937	2,928	2,395
Allocation to joint operations	(6,720)	(8,008)	(7,774)
Other administrative expenses	5,586	5,754	8,186
	50,315	60,818	52,074

(a)	The increase in consultant fees in 2019 is explained mainly by legal and other advisory services related to new business efforts.

Note 14     Selling expenses

Amounts in US$ ‘000	2020	2019	2018
Transportation (a)	4,787	12,985	2,638
Selling taxes and other	1,057	1,128	1,385
	5,844	14,113	4,023

(a)	The increase in transportation costs in 2019 is explained primarily due to the difference in accounting for different points of sale in Colombia and costs associated with the operation of the flowline connecting Llanos 34 block to the ODL regional pipeline. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Note 15     Financial results

Amounts in US$ '000	2020	2019	2018
Financial expenses
Interest and amortization of debt issue costs	(48,779)	(29,977)	(28,955)
Interest with related parties (Note 34)	—	—	(1,606)
Less: amounts capitalized on qualifying assets	—	367	258
Bank charges and other financial results	(9,909)	(6,900)	(5,513)
Unwinding of long-term liabilities	(5,894)	(4,560)	(3,505)
	(64,582)	(41,070)	(39,321)
Financial income
Interest received	3,166	2,360	3,059
	3,166	2,360	3,059
Foreign exchange gains and losses
Foreign exchange loss, net	(2,720)	(6,163)	(11,323)
Realized result on currency risk management contracts	(9,414)	2,843	—
Unrealized result on currency risk management contracts	(874)	874	—
	(13,008)	(2,446)	(11,323)
Total Financial results	(74,424)	(41,156)	(47,585)

Note 16     Tax reforms

Colombia

In 2020, the Colombian government did not engage in any substantial tax reform procedure. Focus was placed on the implementation of legal changes enacted in 2019, including a progressive reduction of the general corporate income tax rate (37% in 2018, 33% in 2019, 32% in 2020, 31% in 2021, 30% in 2022 and onwards), an increase in the withholding tax rate on dividends for non-resident shareholders from 7.5% to 10% and a reduction of the presumptive taxable income tax rate from 1.5% to 0.5% in 2020 and 0% in 2021.

Because of COVID-19, the Colombian government granted tax benefits including a reduction on the 2020 advance income tax payment and established fast-track procedures to return taxpayers’ income and value added tax in favour. Further, taxpayers were allowed to sign Tax Payment Agreements to split the 2019 income tax into twelve installments with a preferential rate. See measures taken by GeoPark in Note 1.1.

In August 2020, the Colombian government enacted a decree that regulates the indirect transfer of shares, rights or assets. Through this regulation, the transfer of shares, rights or assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of assets located in Colombia. Although certain conditions and exemptions apply, corporate reorganizations shall monitor this new regulation.

Chile

Under the Chilean tax regime, hydrocarbon exploitation benefits from the general income tax legislation are established at the time of the execution of each Special Operation Contract (abbreviated to CEOP in Spanish) for the exploitation of each block. Thus, new tax reforms do not affect the current taxation for the GeoPark subsidiaries in Chile.

Nevertheless, it is worth to highlight a new law enacted in 2020 that provides a new tax reform in Chile. The main tax changes are the following:

●	A unique corporate tax regime is established for large enterprises, revoking the attributed income tax system introduced by the 2014 tax reform. This tax regime, in force as of January 1, 2020 is a partially integrated system that levies corporate income tax at a 27% rate.

Therefore, the Chilean total income tax burden for Chilean individuals or foreign investors not domiciled or resident in treaty countries is 44.45%. Meanwhile, foreign investors resident in treaty countries are subject to a total income tax burden of 35%.

●	Stock options regulated in employment agreements and collective agreements will not be considered as income when granted or when the option is exercised. Taxation is applicable only when the shares are sold after the exercise of the option. On the contrary, when the stock option is not contained in an employment agreement, the granting of the option is not considered income, but its exercise is.
●	Deductible expenses concept is defined broader and more flexible rules were enacted to allow bad-debt deductibility.

Further, new tax reporting provisions were approved that requires new information to be reported for transfer pricing and indirect transfer tax purposes.

Argentina

Although in 2020 no new relevant corporate tax regulations were issued, the corporate taxation in Argentina was centered on the implementation of the tax reform enacted in December 2019. Such reform set a corporate income tax rate at 30% in 2020 and postponed an increase of the income withholding tax on dividend distributions from 7% to 13%.

Other relevant tax provisions implemented in 2020 are the equal allocation of the amount determined as tax inflation adjustment for 2019 and 2020, the exemption on indirect transfer of assets or shares located in Argentina between related parties and the deductibility restriction of foreign exchange differences up to 30% of taxable profit before interests and depreciation.

New tax reporting legislation was approved to extend tax reports and information to be filed before the authority. Further, new transfer pricing reports were included into the Argentinian legislation to provide detailed information on transactions executed between related parties.

Spain

In December 2020, a new set of tax rules was approved to change the tax treatment of Spanish holding entities. The tax reform reduced a full income tax exemption on dividend and capital gains income earned from foreign affiliates to a 95% exemption.

Note 17     Income tax

Amounts in US$ ‘000	2020	2019	2018
Current income tax charge	(41,927)	(111,371)	(101,456)
Deferred income tax credit (charge) (Note 18)	(5,936)	(391)	(4,784)
	(47,863)	(111,762)	(106,240)

The tax on the Group’s (loss) profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2020	2019	2018
(Loss) Profit before tax	(185,087)	169,519	208,907
Tax losses from non-taxable jurisdictions	53,652	49,360	42,808
Taxable profit	(131,435)	218,879	251,715

Income tax calculated at domestic tax rates applicable to Profit in the respective countries	12,450	(79,395)	(102,211)
Tax losses where no deferred tax benefit is recognized	(23,117)	(2,563)	(7,344)
Effect of currency translation on tax base	(923)	(16,795)	3,336
Effect of inflation adjustment for tax purposes	(867)	541	—
Changes in the income tax rate (Note 16)	(925)	1,279	(1,874)
Write-down of deferred tax benefits previously recognized (a)	(32,565)	—	—
Previously unrecognized tax losses	—	1,820	4,882
Out of period adjustment (b)	—	(9,910)	—
Non-taxable results (c)	(1,916)	(6,739)	(3,029)
Income tax	(47,863)	(111,762)	(106,240)

(a)	Includes write-down of the deferred income tax asset in Peru due to the decision to retire from the Morona Block (see Note 36.5.1), and write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2020.
(b)	Adjustment related to prior periods that increased the income tax expense during the year ended December 31, 2019, due to the increase in deferred tax liabilities as a result of computing as temporary, differences generated between the tax and book basis of Property, plant and equipment, that were originally considered as permanent. The Group concluded that this adjustment was not material to the year ended December 31, 2019 or to any previously reported Consolidated Financial Statements.
(c)	Includes non-deductible expenses in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Colombia, Chile, Brazil, Argentina, Peru and Ecuador) ranges from 15% to 34%. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2020	2019	2018
Chile (a)	403,258	317,644	315,733
Brazil (a)	32,452	37,848	38,011
Argentina (b)	20,734	22,930	5,490
Total tax losses at December 31	456,444	378,422	359,234

(a)	Taxable losses have no expiration date.
(b)	Tax losses accumulated at December 31, 2020 are: US$ 318,000, US$ 788,000, US$ 2,094,000, US$ 10,028,000 and US$ 7,506,000 expiring in 2021, 2022, 2023, 2024 and 2025, respectively.

At the balance sheet date, deferred tax assets in respect of tax losses in certain companies in Chile and a portion of tax losses in Brazil have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 18     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2020	2019
Deferred income tax at January 1	16,084	16,992
Acquisitions (Note 36.1)	4,071	—
Currency translation differences	(3,241)	(517)
Income statement credit (charge)	(5,936)	(391)
Deferred income tax at December 31	10,978	16,084

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2020 and 2019 are as follows:

	At the			Currency
	beginning		Charged to	translation		At the end
Amounts in US$ ‘000	of year	Acquisitions	net profit	differences	Reclassification	of year
Deferred income tax assets
Difference in depreciation rates and other	7,880	2,521	(7,814)	(435)	(6,780)	(4,628)
Tax losses	19,054	1,550	(10,600)	(2,806)	15,598	22,796
Total 2020	26,934	4,071	(18,414)	(3,241)	8,818	18,168
Total 2019	31,793	—	(7,485)	(517)	3,143	26,934

	At the beginning	Credited to		At the end
Amounts in US$ ‘000	of year	net profit	Reclassification	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(29,625)	15,655	6,780	(7,190)
Tax losses	18,775	(3,177)	(15,598)	—
Total 2020	(10,850)	12,478	(8,818)	(7,190)
Total 2019	(14,801)	7,094	(3,143)	(10,850)

Note 19     Earnings per share

Amounts in US$ ‘000 except for shares	2020	2019	2018
Numerator: (Loss) Profit for the year attributable to owners	(232,950)	57,757	72,415
Denominator: Weighted average number of shares used in basic EPS	60,668,185	60,217,523	60,612,230
(Losses) Earnings after tax per share (US$) – basic	(3.84)	0.96	1.19

Amounts in US$ ‘000 except for shares	2020	2019	2018
Weighted average number of shares used in basic EPS	60,668,185	60,217,523	60,612,230
Effect of dilutive potential common shares (a)
Stock awards at US$ 0.001	—	2,433,126	4,758,552
Weighted average number of common shares for the purposes of diluted earnings per shares	60,668,185	62,650,649	65,370,782
(Losses) Earnings after tax per share (US$) – diluted	(3.84)	0.92	1.11

(a)	For the year ended December 31, 2020, there were 974,159 of potential shares that could have a dilutive impact. They were considered antidilutive due to negative earnings.

Note 20     Property, plant and equipment

			Furniture,	Production		Buildings			Exploration
	Oil & gas		equipment	facilities and		and	Construction in		and evaluation
Amounts in US$’000	properties		and vehicles	machinery		improvements	progress		assets(a)		Total
Cost at January 1, 2018	776,504		15,398	157,396		10,361	37,990		64,368		1,062,017
Additions	(5,753)	(b)	1,706	—		—	81,961		43,515		121,429
Acquisitions (Note 36.4.1)	52,925		254	1,616		134	—		—		54,929
Currency translation differences	(11,525)		(130)	(884)		(30)	(15)		(882)		(13,466)
Disposals	—		(46)	(417)		—	—		—		(463)
Write-off / Impairment reversal	5,109	(c)	—	(120)	(c)	—	(7)	(c)	(26,389)	(d)	(21,407)
Transfers	63,794		566	14,503		1,089	(59,332)		(20,620)		—
Assets held for sale (Note 36.2.1)	(163,544)		—	—		—	—		—		(163,544)
Cost at December 31, 2018	717,510		17,748	172,094		11,554	60,597		59,992		1,039,495
Additions	14,696	(b)	2,052	381		159	96,012		27,449		140,749
Currency translation differences	(3,022)		(414)	(561)		(8)	(106)		(449)		(4,560)
Disposals	—		(102)	(101)		—	—		(59)		(262)
Write-off / Impairment	(7,559)	(c)	—	—		—	—		(18,290)	(e)	(25,849)
Transfers	83,010		265	24,183		65	(86,916)		(20,607)		—
Reclassification (g)	26,302		—	(23,489)		—	—		—		2,813
Cost at December 31, 2019	830,937		19,549	172,507		11,770	69,587		48,036		1,152,386
Additions	(2,863)	(b)	1,180	—		422	55,267		18,429		72,435
Acquisitions (Note 36.1)	185,533		553	16,181		212	1,199		73,310		276,988
Currency translation differences	(14,399)		(194)	(1,036)		(59)	(47)		(401)		(16,136)
Disposals	—		(555)	—		(227)	(33)		—		(815)
Write-off / Impairment	(77,667)	(c)	—	(11,357)	(c)	—	(44,840)	(c)	(52,652)	(f)	(186,516)
Transfers	48,361		174	21,534		324	(62,285)		(8,108)		—
Assets held for sale (Note 36.3.2)	(1,285)		—	—		—	—		—		(1,285)
Cost at December 31, 2020	968,617		20,707	197,829		12,442	18,848		78,614		1,297,057
Depreciation and write-down at January 1, 2018	(441,534)		(11,916)	(86,232)		(4,932)	—		—		(544,614)
Depreciation	(72,130)		(1,579)	(17,958)		(996)	—		—		(92,663)
Disposals	—		42	149		—	—		—		191
Currency translation differences	6,292		92	337		26	—		—		6,747
Assets held for sale (Note 36.2.1)	148,014		—	—		—	—		—		148,014
Depreciation and write-down at December 31, 2018	(359,358)		(13,361)	(103,704)		(5,902)	—		—		(482,325)
Depreciation	(83,276)		(2,096)	(16,708)		(804)	—		—		(102,884)
Disposals	—		85	34		—	—		—		119
Currency translation differences	2,492		223	480		110	—		—		3,305
Reclassification (g)	(27,664)		—	24,851		—	—		—		(2,813)
Depreciation and write-down at December 31, 2019	(467,806)		(15,149)	(95,047)		(6,596)	—		—		(584,598)
Depreciation	(89,344)		(2,317)	(16,820)		(490)	—		—		(108,971)
Disposals	—		326	—		72	—		—		398
Currency translation differences	8,572		155	1,880		39	—		—		10,646
Assets held for sale (Note 36.3.2)	133		—	—		—	—		—		133
Depreciation and write-down at December 31, 2020	(548,445)		(16,985)	(109,987)		(6,975)	—		—		(682,392)

Carrying amount at December 31, 2018	358,152		4,387	68,390		5,652	60,597		59,992		557,170
Carrying amount at December 31, 2019	363,131		4,400	77,460		5,174	69,587		48,036		567,788
Carrying amount at December 31, 2020	420,172		3,722	87,842		5,467	18,848		78,614		614,665

(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 75,485,000 (US$ 44,047,000 in 2019 and US$ 48,779,000 in 2018).

Amounts in US$ ‘000	Total
Exploration wells at December 31, 2018	11,213
Additions	23,082
Write-offs	(12,941)
Transfers	(17,365)
Exploration wells at December 31, 2019	3,989
Additions	11,016
Acquisitions	3,129
Write-offs	(7,947)
Transfers	(7,058)
Exploration wells at December 31, 2020	3,129

As of December 31, 2020, there was an exploratory well that has been capitalized for a period less than three years amounting to US$ 3,129,000.

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 37.
(d)	Corresponds to nine unsuccessful exploratory wells, four wells drilled in Colombia (Tiple, Llanos 34 and Llanos 32 Blocks), two wells drilled in Brazil (POT-T-747 and POT-T-619 Blocks) and three wells drilled in Argentina (Puelen Block). The charge also includes the write-off of a well and other exploration costs incurred in the Fell Block (Chile) in previous years and other exploration costs incurred in the VIM-3 Block (Colombia), and POT-T-882 and REC-T-93 Blocks (Brazil), for which no additional work would be performed.
(e)	Corresponds to five unsuccessful exploratory wells, four wells drilled in Argentina (Sierra del Nevado, Puelen and Aguada Baguales Blocks) and a well drilled in Brazil (POT-T-747 Block). The charge also includes the write-off of wells and other exploration costs incurred in previous years in the Argentinean Blocks for which no additional work would be performed. In addition, due to the results from REC-T-94, SEAL-T-268 and POT-T-747 Blocks (Brazil), during December 2019 the Group decided to relinquish these blocks so the associated investment was written off.
(f)	Corresponds to three unsuccessful exploratory wells drilled in the Isla Norte Block (Chile), Llanos 94 Block (Colombia) and CPO-5 Block (Colombia), and exploration costs incurred in previous years in the POT-T-619 Block (Brazil) for which no additional work would be performed. The charge also includes the write-off of seismic and other exploration costs incurred in previous years in the Fell, Campanario, Flamenco and Isla Norte Blocks (Chile), where, as a result of the drilling campaign performed during 2020 and in accordance with the Group’s accounting policy, it cannot be clearly demonstrated that the carrying value of the investment is recoverable.
(g)	Corresponds to the final closing of the sale of the La Cuerva and Yamu Blocks described in Note 36.2.1.

Note 21     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of  December 31,  2020:

GeoPark Limited (Bermuda)
100%
GeoPark Latin America Limited (Bermuda)
100%
GeoPark Latin America Limited Agencia en Chile
100%
GeoPark (UK) Limited
99.5%
GeoPark Latin America S.L.U. (Spain)
100%
GeoPark Argentina S.A.U. (Argentina)
100%
GeoPark Chile S.p.A. (Chile)
100%
GeoPark TdF S.p.A. (Chile)
100%
GeoPark Fell S.p.A. (Chile)
99%
GeoPark Magallanes Limitada (Chile)
100%
GeoPark Colombia S.L.U. (Spain)
100%
GeoPark Colombia SAS (Colombia)
100%
Amerisur Resources Limited (UK)
100%
Amerisur Exploracion Colombia Limited (British Virgin Islands)
100%
Amerisur Exploracion Colombia Limitada Colombian Branch
100%
Petrodorado South America S.A. (Panama)
100%
Petrodorado South America S.A. Sucursal Colombia
100%
GeoPark Colombia E&P S.A. (Panama)
100%
GeoPark Colombia E&P S.A. Sucursal Colombia
99.9%
GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)
99.9%
GeoPark S.A.C. (Perú)
99.9%
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador
99.9%
GeoPark Operadora del Perú S.A.C. (Perú)

Group structure

During the year ended December 31, 2020, the following changes to the Group structure have taken place:

●	Amerisur Resources Limited and its subsidiaries were acquired by GeoPark Colombia S.A.S.
●	GeoPark Chile S.p.A. and GeoPark Argentina S.A.U. were contributed to GeoPark Latin America S.L.U.

Details of the subsidiaries of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A.U (Argentina)	100% (a)
	GeoPark Latin America Limited (Bermuda)	100%
	GeoPark Latin America Limited – Agencia en Chile (Chile)	100% (a)
	GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.p.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.p.A. (Chile)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia S.L.U. (Spain)	100% (a)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Perú S.A.C. Sucursal Ecuador (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Petrodorado South America S.A. (Panama)	100% (a)
	Petrodorado South America S.A. Sucursal Colombia (Colombia)	100% (a)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b)
	Amerisurexplor Ecuador S.A. (Ecuador)	100% (a) (b)
	Amerisur S.A. (Paraguay)	100% (a) (b)

(a)	Indirectly owned.
(b)	Dormant companies.

Details of the joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Joint operations	Flamenco Block (Chile)	50% (a)
	Campanario Block (Chile)	50% (a)
	Isla Norte Block (Chile)	60% (a)
	Llanos 34 Block (Colombia)	45% (a)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18% (b)
	Sierra del Nevado Block (Argentina)	18% (b)
	CN-V Block (Argentina)	50%
	Los Parlamentos (Argentina)	50%
	Manati Field (Brazil)	10% (c)
	REC-T-128 Block (Brazil)	70% (a) (c)
	POT-T-785 Block (Brazil)	70% (a)
	Morona Block (Peru)	75% (a) (c)
	Espejo Block (Ecuador)	50% (a)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a)
	PUT-12 Block (Colombia)	60% (a)
	Tacacho Block (Colombia)	50% (a)
	Terecay Block (Colombia)	50% (a)
	Llanos 94 Block (Colombia)	50%
	PUT-36 Block (Colombia)	50% (a)

(a)	GeoPark is the operator.
(b)	In process of relinquishment.
(c)	See Note 36.

Note 22     Prepayments and other receivables

Amounts in US$ '000	2020	2019
V.A.T.	12,083	27,052
Income tax payments in advance	3,460	20,609
Other prepaid taxes	1,995	1,069
To be recovered from co-ventures (Note 34)	2,236	1,035
Prepayments and other receivables	8,549	8,282
	28,323	58,047
Classified as follows:
Current	27,263	51,016
Non-current	1,060	7,031
	28,323	58,047

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2020	2019
At January 1	550	546
Foreign exchange (loss) income	(25)	4
Uses	(381)	—
	144	550

Note 23     Inventories

Amounts in US$ '000	2020	2019
Crude oil	7,537	4,285
Materials and spares	5,789	7,162
	13,326	11,447

Note 24     Trade receivables

Amounts in US$ '000	2020	2019
Trade receivables	46,918	44,178
	46,918	44,178

As of December 31, 2020 and 2019, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

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

Note 25     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2020	2019
Financial assets at fair value through profit or loss
Derivative financial instrument assets	1,013	8,097
Cash and cash equivalents	823	42,212
	1,836	50,309
Other financial assets at amortized cost
Trade receivables	46,918	44,178
To be recovered from co-venturers (Note 34)	2,236	1,035
Other financial assets (a)	13,392	10,999
Cash and cash equivalents	201,084	68,968
	263,630	125,180
Total financial assets	265,466	175,489

(a)	Non-current other financial assets relate to contributions made for environmental obligations according to Brazilian government regulations. Current other financial assets correspond to short-term investments with original maturities up to twelve months and over three months.

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2020	2019
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	15,094	952
	15,094	952
Other financial liabilities at amortized cost
Trade payables	63,528	83,991
Payables to LGI (Note 36.6)	3,528	15,000
To be paid to co-venturers (Note 34)	5,760	4,803
Lease liabilities	22,347	13,243
Borrowings	784,586	437,419
	879,749	554,456
Total financial liabilities	894,843	555,408

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2020	2019
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
Aa2	2,321	—
Baa3	26,252	25,447
Ba2	3,847	6,156
Ba1	1,333	1,037
B3	32	—
B2	—	780
Caa2	—	933
Counterparties without an external credit rating
Group1 (a)	13,133	9,825
Total trade receivables	46,918	44,178

(a)	Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2020	2019
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A1	—	6,924
A2	122,229	33,633
A3	44,808	13,105
Aaa-mf	—	41,219
AAA	18,119	3,894
Ba1	2,343	1,854
Ba2	—	1
Baa1	574	580
Baa2	2,146	5,408
Ba3	43	1,262
Aa2	1,073	—
Counterparties without an external credit rating	23,941	14,278
Total	215,276	122,158

(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 23,000 (US$ 21,000 in 2019).

25.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
At December 31, 2020
Borrowings	48,311	49,444	538,000	378,875
Lease liabilities	10,890	6,230	5,294	3,653
Trade payables	62,408	1,120	—	—
To be paid to co-venturers	1,994	3,766	—	—
Payables to LGI (Note 36.6)	3,528	—	—	—
	127,131	60,560	543,294	382,528
At December 31, 2019
Borrowings	37,621	27,625	507,875	—
Lease liabilities	7,442	2,494	4,479	1,053
Trade payables	83,291	700	—	—
To be paid to co-venturers	28	—	4,775	—
Payables to LGI (Note 36.6)	15,000	—	—	—
	143,382	30,819	517,129	1,053

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

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value at December 31, 2020 and 2019 on a recurring basis:

			At December 31,
Amounts in US$ ‘000	Level 1	Level 2	2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

			At December 31,
Amounts in US$ ‘000	Level 1	Level 2	2019
Assets
Cash and cash equivalents
Money market funds	42,212	—	42,212
Derivative financial instrument assets
Commodity risk management contracts	—	444	444
Currency risk management contracts	—	874	874
Forward contracts relating to forecast transactions	—	6,779	6,779
Total Assets	42,212	8,097	50,309
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	952	952
Total Liabilities	—	952	952

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at December 31, 2020.

25.3.2 Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

●	The use of quoted market prices or dealer quotes for similar instruments.

●	The mark-to-market fair value of the Group’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.
●	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

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

The fair value of these financial instruments at December 31, 2020 amounts to US$ 797,126,000 (US$ 453,956,000 in 2019). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 26     Equity

26.1 Share capital and Share premium

Issued share capital	2020	2019
Common stock (amounts in US$ ‘000)	61	59
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	61,029,772	59,167,584
Total common shares in issue	61,029,772	59,167,584

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

26.1.1 Common shares

As of December 31, 2020, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		issued	closing	US$(`000)
GeoPark common shares history	Date	(millions)	(millions)	Closing
Shares outstanding at the end of 2018			60.5	60
Stock awards	Jan 2019	1.5	62.0	62
Buyback program	Mar 2019	(0.7)	61.3	61
Buyback program	Jun 2019	(2.3)	59.0	59
Stock awards	Jul 2019	1.5	60.5	60
Buyback program	Sep 2019	(1.2)	59.3	59
Buyback program	Dec 2019	(0.1)	59.2	59
Shares outstanding at the end of 2019			59.2	59
Stock awards	Jan 2020	1.5	60.7	61
Stock awards	Mar 2020	0.2	60.9	61
Buyback program	Mar 2020	(0.3)	60.6	61
Stock awards	Nov 2020	0.5	61.1	61
Buyback program	Nov 2020	(0.1)	61.0	61
Shares outstanding at the end of 2020			61.0	61

26.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2020, the Company issued 60,204 (29,220 in 2019 and 33,145 in 2018) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 665,000 (US$ 499,000 in 2019 and US$ 449,000 in 2018). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On November 12, 2020, 499,614 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”) to be assigned to certain employees as part of their 2019 bonus compensation, generating a share capital and share premium of US$ 1,000 and US$ 4,351,000, respectively.

On January 2, 2020 and 2019 (50% each year, as set up in the plan), the vested Value Creation Plan (“VCP”) awards, representing 2,976,781 common shares, was issued to key management (including 878,150 common shares issued to Directors involved in the performance of the Company), generating a share premium of US$ 4,668,000 (50% each year).

On July 8, 2019, 1,484,847 common shares were allotted to the trustee of the EBT to be assigned to employees since the 2016 and 2018 Plans vested, generating a share premium of US$ 4,311,000.

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

On February 10, 2020, the Company’s Board of Directors approved another program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program begun on February 11, 2020 and was suspended in April 2020 as part of the revised work program for 2020 because of the situation described in Note 1.2. During 2020, the Company purchased 316,445 common shares for a total amount of US$ 3,071,000. These transactions had no impact on the Group’s results.

Finally, on November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program begun on November 5, 2020 and will expire on November 15, 2021. During 2020, the Company purchased 101,986 common shares for a total amount of US$ 938,000. These transactions had no impact on the Group´s results.

26.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of a quarterly cash distribution of US$ 0.0413 per share. Consequently, on December 10, 2019 and April 8, 2020, US$ 2,444,000 and US$ 2,343,000 were distributed to shareholders, respectively. These distributions are deducted from Other Reserve. The quarterly cash distributions were temporary suspended from April 2020 as part of the revised work program for 2020 because of the situation described in Note 1.1.

On November 4, 2020, the Company’s Board of Directors declared an extraordinary cash distribution of US$ 0.0206 per share for 2020 and a quarterly cash distribution of US$ 0.0206 per share. Consequently, on December 9, 2020, US$ 2,516,000 were distributed to shareholders of record at the close of business on November 20, 2020. This distribution is deducted from Other Reserve.

26.3 Stock distribution

On February 10, 2020, the Company’s Board of Directors declared a special stock distribution of 0.004 shares per share. Consequently, on March 11, 2020, 242,650 common shares were distributed to the shareholders of record at the close of business on February 25, 2020.

Note 27     Borrowings

Amounts in US$ ‘000	2020	2019
Outstanding amounts as of December 31
2024 Notes (a)	428,737	427,812
2027 Notes (b)	352,113	—
Banco Santander (c)	3,736	9,607
	784,586	437,419
Classified as follows:
Current	17,689	17,281
Non-current	766,897	420,138

(a)	On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the Notes will be September 21, 2024. The Notes are secured with a guarantee granted by GeoPark Colombia S.L.U. and GeoPark Chile S.p.A. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The indenture governing the Notes due 2024 includes incurrence test covenants that provide, among other things, that during the two-years period between September 22, 2019 and September 21, 2021, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.25 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

(b)	On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile S.p.A. and GeoPark Colombia S.L.U.

The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). Final maturity of the Notes will be January 17, 2027. The indenture governing the Notes due 2027 includes incurrence test covenants that provides among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indenture’s provisions and covenants.

The net proceeds from the Notes were used by the Company (i) to make an intercompany loan to its wholly owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 36.1) and to pay any related fees and expenses, and (ii) for general corporate purposes.

(c)	In October 2018, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Real 77,640,000 (equivalent to US$ 20,000,000 at the moment of the loan execution) to repay an existing US$-denominated intercompany loan to GeoPark Latin America Limited- Agencia en Chile. The interest rate applicable to this loan is CDI plus 2.25% per annum. “CDI” (Interbank certificate of deposit) represents the average rate of all inter-bank overnight transactions in Brazil. The principal and the interest are paid semi-annually, with final maturity in October 2020.

In September 2020, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed the refinancing of the outstanding principal with Banco Santander for a total amount of Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 at the moment of the refinancing execution). The interest rate applicable is CDI plus 3.55% per annum. Interests are paid on a monthly basis, and principal will be paid semi-annually in three equal installments in October 2021, April 2022 and October 2022.

As of the date of these Consolidated Financial Statements, the Group has available credit lines for US$ 125,608,000.

Note 28     Leases

From January 1, 2019, the Group has adopted IFRS 16 following the modified retrospective approach, and has not restated comparative figures for previous reporting periods, as permitted under the specific transitional provisions in the standard. The impacts arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 9.4%.

The table below summarizes the initial measurement of lease liabilities:

Amounts in US$‘000	Total
Operating lease commitments disclosed as at December 31, 2018	69,938
(Less) Contracts reassessed as not being lease contracts in accordance with IFRS 16	(34,239)
(Less) Short-term leases not recognized as a liability	(17,537)
(Less) Low-value leases not recognized as a liability	(341)
Lease liabilities recognized as at January 1, 2019 (at nominal value)	17,821
Lease liabilities recognized as at January 1, 2019 (at present value)	14,610
Classified as follows:
Current	7,967
Non-current	6,643

The table below summarizes the recognition of assets related to the adoption of IFRS 16:

Amounts in US$‘000	Total
Right-of-use assets at January 1, 2019	14,610
Additions	2,496
Depreciation	(3,644)
Right-of-use assets at December 31, 2019	13,462
Additions / changes in estimates	561
Acquisitions (Note 36.1)	16,674
Foreign currency translation	(1,223)
Depreciation	(8,072)
Right-of-use assets at December 31, 2020	21,402

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	December	December	January 1,
Amounts in US$ ‘000	31, 2020	31, 2019	2019 (a)
Right of use assets
Production, facilities and machinery	14,806	8,785	9,398
Buildings and improvements	6,596	4,677	5,212
	21,402	13,462	14,610
Lease liabilities
Current	10,890	7,442	7,967
Non-current	11,457	5,801	6,643
	22,347	13,243	14,610

(a)	In the previous year, the Group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases.

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2020	2019
Depreciation charge of Right of use assets
Production, facilities and machinery	(6,472)	(1,834)
Buildings and improvements	(1,600)	(1,810)
	(8,072)	(3,644)

Unwinding of long-term liabilities (included in Financial results)	(1,247)	(419)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(1,317)	(13,463)
Expenses related to low-value leases (included in Administrative expenses)	(736)	(314)

Note 29     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation	Income	Other	Total
At January 1, 2019	40,317	447	1,813	42,577
Addition to provision / changes in estimates	13,299	2,267	1,867	17,433
Exchange difference	375	(18)	(48)	309
Foreign currency translation	(334)	—	—	(334)
Amortization	—	(429)	—	(429)
Unwinding of discount	3,573	—	77	3,650
Amounts used during the year	(1,117)	—	(27)	(1,144)
At December 31, 2019	56,113	2,267	3,682	62,062
Addition to provision / changes in estimates	(1,812)	(258)	1,904	(166)
Acquisitions (Note 36.1)	5,629	2,339	8,551	16,519
Exchange difference	2,215	(93)	133	2,255
Foreign currency translation	(2,057)	—	—	(2,057)
Amortization	—	(387)	—	(387)
Unwinding of discount	4,276	—	371	4,647
Amounts used during the year	(272)	(40)	(139)	(451)
Liabilities associated with assets held for sale	(52)	—	—	(52)
At December 31, 2020	64,040	3,828	14,502	82,370

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

Other includes the provision for an environmental contingency in the United Kingdom and other environmental obligations in Colombia and Peru. On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit. Following court hearings held in January and February 2020, an interim freezing order was imposed on Amerisur in respect to GBP

4,465,600 (equivalent to US$ 6,102,000 as of December 31, 2020) of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a Letter of Credit from an UK Bank. On January 12, 2021 a hearing was held, where the Court ordered the Claimants to serve the Group Particulars of Claim (GPoC) by February 26, 2021. According to the Court order, Amerisur shall serve its Defence by April 23, 2021 and the Claimants may serve any reply to the GPoC by May 21, 2021. Finally, the Court listed the Case Management Conference for July 7, 2021.

Note 30     Trade and other payables

Amounts in US$ ‘000	2020	2019
V.A.T	3,453	6,718
Trade payables	63,528	83,991
Payables to LGI (Note 36.6)	3,528	15,000
Staff costs to be paid	13,752	13,219
Royalties to be paid	5,287	6,294
Taxes and other debts to be paid	9,734	6,795
To be paid to co-venturers (Note 34)	5,760	4,803
	105,042	136,820
Classified as follows:
Current	100,156	131,345
Non-current	4,886	5,475

The average credit period (expressed as creditor days) during the year ended December 31, 2020 was 110 days (2019: 94 days).

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

In November 2019, the Group approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. The main characteristics of the Stock Awards Programs are:

●	Employees not included in the VCP and new hiring are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date: January 2, 2023.
●	Each employee could receive between three and six salaries (to be pro-rated between the hiring date and the vesting date for new hiring) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2019, the Group approved a plan named Value Creation Plan (“VCP”) oriented to key Management. The main characteristics of the VCP are:

●	Awards payables in a variable number of shares which shall not exceed the quantity of 3,024,172 shares.
●	Subject to certain market conditions, among others, reaching a stock market price for the Company shares of above US$ 19.42 at vesting date.
●	Vesting date: December 31, 2021 and 2022 (50% each year).

VCP has been classified as an equity-settled plan. 20% of this plan was awarded to Directors involved in the performance of the Company.

During 2018, the Group approved a share-based compensation program for approximately 200,000 shares. The main characteristics of the Stock Awards Programs are:

●	Employees hired since July 2016 are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date was June 30, 2019.
●	Each employee could receive up to three salaries (to be pro-rated between the hiring date and the vesting date divided by 3 years) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

During 2016, the Group approved a share-based compensation program for 1,619,105 shares. The main characteristics of the Stock Awards Programs are:

●	All employees are eligible.
●	Exercise price is equal to the nominal value of shares.
●	Vesting date was June 30, 2019.
●	Each employee could receive up to three salaries by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be above US$ 3 and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table and explanations:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net loss / profit
Year of issuance	beginning	in the year	forfeited	exercised	year end	2020	2019	2018
2020	—	443,252	(38,127)	—	405,125	1,274	—	—
2018	—	—	—	—	—	—	416	1,662
2016	—	—	—	—	—	—	50	866
Subtotal	—	443,252	(38,127)	—	405,125	1,274	466	2,528
Shares granted to Non-Executive Directors	—	60,204	—	(60,204)	—	665	500	450
Executive Directors Bonus	156,497	—	—	—	156,497	800	800	600
Employees Bonus (a)	—	499,614	—	(499,614)	—	—	—	—
VCP 2019	378,053	—	—	—	378,053	5,705	951	—
VCP 2016	1,488,390	—	—	(1,488,390)	—	—	—	1,868
	2,022,940	1,003,070	(38,127)	(2,048,208)	939,675	8,444	2,717	5,446

(a)	Out of the provision for bonus compensation recorded in 2019, US$ 4,352,000 were paid in shares in 2020.

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

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2020
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	212,914	2,834	215,748	(6,829)	208,919	273,077	203,386
Llanos 32 Block	12.5%	1,484	—	1,484	(273)	1,211	5,885	4,248
Llanos 86 Block	50%	137	—	137	—	137	—	—
Llanos 87 Block	50%	333	—	333	—	333	—	—
Llanos 94 Block	50%	42	—	42	(68)	(26)	—	—
Llanos 104 Block	50%	145	—	145	—	145	—	—
Llanos 123 Block	50%	248	—	248	—	248	—	—
Llanos 124 Block	50%	240	—	240	—	240	—	—
Petrodorado South America S.A. Sucursal Colombia
CPO-5 Block	30%	218,298	—	218,298	(455)	217,843	29,552	14,398
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	1,301	—	1,301	(128)	1,173	—	—
PUT-8 Block	50%	2,334	—	2,334	—	2,334	—	—
PUT-9 Block	50%	924	—	924	—	924	—	—
PUT-12 Block	60%	610	—	610	—	610	—	—
PUT-36 Block	50%	31	—	31	—	31	—	—
Tacacho Block	50%	3,591	—	3,591	—	3,591	—	—
Terecay Block	50%	173	—	173	—	173	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,577)	(1,577)	—	(7,532)
Campanario Block	50%	—	—	—	(372)	(372)	—	(16,913)
Isla Norte Block	60%	—	—	—	(132)	(132)	—	(9,418)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	13,280	15,557	28,837	(11,515)	17,322	12,286	3,339
REC-T‑128	70%	—	1,152	1,152	(52)	1,100	497	(72)
POT-T‑785	70%	79	—	79	—	79	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	107	107	(164)	(57)	—	(289)
Los Parlamentos Block	50%	—	—	—	—	—	—	(244)
Puelen Block	18%	—	20	20	(106)	(86)	—	(156)
Sierra del Nevado Block	18%	—	7	7	(6)	1	—	(13)
GeoPark Perú S.A.C.
Morona	75%	3,651	607	4,258	(6,622)	(2,364)	—	(36,980)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	409	29	438	(131)	307	—	(464)
Perico	50%	397	52	449	(229)	220	—	(543)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2019
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	208,156	3,128	211,284	(6,267)	205,017	513,378	398,953
Llanos 32 Block	12.5%	1,136	—	1,136	(519)	617	6,053	2,791
Llanos 86 Block	50%	21	—	21	—	21	—	—
Llanos 87 Block	50%	40	—	40	—	40	—	—
Llanos 104 Block	50%	26	—	26	—	26	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	4,623	—	4,623	(1,382)	3,241	—	(313)
Campanario Block	50%	16,445	—	16,445	(331)	16,114	—	(156)
Isla Norte Block	60%	8,896	—	8,896	(101)	8,795	—	(189)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	18,537	18,066	36,603	(15,980)	20,623	22,376	9,263
POT-T‑747	70%	—	—	—	—	—	—	(1,516)
REC-T‑128	70%	3,886	919	4,805	(143)	4,662	674	57
POT-T-785	70%	125	—	125	—	125	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	274	274	(237)	37	—	(15,451)
Puelen Block	18%	—	47	47	(41)	6	—	(1,959)
Sierra del Nevado Block	18%	—	63	63	(79)	(16)	—	(1,705)
GeoPark Perú S.A.C.
Morona	75%	8,921	6,862	15,783	(10,161)	5,622	—	(4,976)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	199	321	520	(610)	(90)	—	(272)
Perico	50%	304	61	365	(541)	(176)	—	(176)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2018
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	174,895	3,133	178,028	(2,296)	175,732	469,404	347,772
Llanos 32 Block	12.5%	2,011	—	2,011	(449)	1,562	5,764	623
GeoPark Magallanes Ltda.
Tranquilo Block	50%	—	55	55	(428)	(373)	—	(46)
GeoPark TdF S.A.
Flamenco Block	50%	4,803	—	4,803	(1,173)	3,630	263	(5,647)
Campanario Block	50%	16,477	—	16,477	(278)	16,199	40	(1,008)
Isla Norte Block	60%	8,920	—	8,920	(72)	8,848	7	(778)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	25,741	6,364	32,105	(839)	31,266	30,053	17,963
POT-T‑747	70%	202	—	202	—	202	—	—
REC-T-128	70%	1,398	—	1,398	(648)	750	—	—
GeoPark Argentina Limited – Argentinean Branch
CN-V Block	50%	8,577	328	8,905	(577)	8,328	—	(922)
Puelen Block	18%	1,881	13	1,894	(246)	1,648	—	(159)
Sierra del Nevado Block	18%	995	10	1,005	(91)	914	—	(134)
GeoPark Perú S.A.C.
Morona	75%	6,446	—	6,446	(7,016)	(570)	—	—

Capital commitments are disclosed in Note 33.2.

Note 33     Commitments

33.1 Royalty commitments

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using the level of production sliding scale detailed below:

Average daily production in barrels	Production Royalty rate
Up to 5,000	8%
5,000 to 125,000	8% + (production - 5,000) * 0.1
125,000 to 400,000	20%
400,000 to 600,000	20% + (production - 400,000) * 0.025
Greater than 600,000	25%

The production royalty rate depends on the crude quality. When the API is lower than 15°, the payment is reduced to the 75% of the total calculation.

According to each E&P Contract, the Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right, offered by the operator at the moment of the ANH bid. This additional economic right, which is based on the production of the block after royalty discount, is equal to 1% in the Llanos 34 and Llanos 32 Blocks, 23% in the CPO-5 Block and 0% in the Platanillo Block.

When the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI price exceeds certain price level previously determined, the Group should also deliver to ANH a share of the production net of royalties in accordance with a formula defined in each E&P Contract, which basically depends on the WTI price and the crude quality.

Additionally, GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2020, the Group has accrued US$ 14,018,000 (US$ 24,700,000 in 2019 and US$ 20,551,000 in 2018) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Andaquies, Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2020, these agreements had no impact on the Group’s results.

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

33.2 Capital commitments

33.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	VIM-3 Block: The ANH approved the termination of the E&P Contract related to the block, with a remaining commitment of US$ 9,290,800, which will be transferred as investment to another block in Colombia.
●	Llanos 32 Block: 2 exploratory wells before February 20, 2022. GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 3,350,000.
●	Llanos 87 Block: 3D seismic reprocessing, aerogeophysic and 4 exploratory wells (US$ 11,034,000) before November 24, 2022.
●	Llanos 94 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 9,147,000) before October 1, 2023.
●	Llanos 123 Block: 3D seismic reprocessing, geochemistry and 2 exploratory wells (US$ 5,686,000) before November 26, 2023.
●	Llanos 124 Block: 3D seismic acquisition and reprocessing, geochemistry and 3 exploratory wells (US$ 8,417,000) before November 26, 2023.
●	CPO-5 Block: 3D seismic acquisition, processing and interpretation (US$ 2,542,000) before July 9, 2022.
●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The exploratory period is currently suspended.
●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Due to private agreement with the partner in the block, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.
●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before June 27, 2022.
●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000) before October 14, 2020. GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 4,365,000. The exploratory period is currently suspended.
●	PUT-12 Block: 2D seismic acquisition, reprocessing and interpretation, geochemistry and 1 exploratory well (US$ 14,347,000) before November 29, 2021. On April 7, 2020, GeoPark requested the ANH to suspend the exploratory period.
●	PUT-30 Block: 2D seismic acquisition and 1 exploratory well (US$ 26,929,000). The exploratory period is currently suspended.
●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 1,224,000. The exploratory period is currently suspended.
●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 2,856,000. The exploratory period is currently suspended.
●	The Llanos 86, Llanos 104, PUT-14 and PUT-36 Blocks are in Preliminary Phase as of the date of these Consolidated Financial Statements. During this Preliminary Phase, GeoPark must request the Ministry of Interior for the certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals has been obtained, the blocks will enter into Phase 1, where the exploratory commitments are mandatory. The investment commitments for the blocks over three-years term of Phase 1 would be the following:
-	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 7,954,000)
-	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 7,068,000)
-	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000)
-	PUT-36 Block: 3D seismic acquisition and 2 exploratory wells. (US$ 9,482,000)

33.2.2 Chile

The remaining investment commitment to be assumed 100% by GeoPark for the second exploratory phase in the Campanario and Isla Norte Blocks are up to:

●	Campanario Block: 2 exploratory wells before April 16, 2022 (US$ 5,002,000)
●	Isla Norte Block: 1 exploratory well before February 21, 2022 (US$ 867,000)

As of December 31, 2020, the Group has established guarantees for its total commitments.

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	POT-T-785 Block: 3D seismic and electromagnetic survey before January 29, 2023 (US$ 67,000).
●	REC-T-58 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-67 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-77 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	POT-T-834 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).

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

33.2.5 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest, in the Espejo and Perico Blocks during the first exploratory period are up to:

●	Espejo Block: 3D seismic and 4 exploratory wells before June 17, 2023 (US$ 17,648,000).
●	Perico Block: 4 exploratory wells before June 16, 2023 (US$ 12,109,000).

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of December 31, 2020, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,307,416	13.61%
Gerald E. O’Shaughnessy (b)	6,538,220	10.71%
Compass Group LLC (c)	6,043,917	9.90%
Renaissance Technologies LLC (d)	4,112,342	6.74%
Other shareholders	36,027,877	59.03%
	61,029,772	100.00%

(a)	Held by GoodRock LLC (formerly known as Energy Holdings, LLC), which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 16, 2021.
(b)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings, The Globe Resources Group, Inc., and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13G filed with the SEC on February 12, 2021.
(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 1, 2021.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 11, 2021.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in US$ ´000)	in the year	end	Related Party	Relationship
2020
To be recovered from co-venturers	—	2,236	Joint Operations	Joint Operations
To be paid to co-venturers	—	(5,760)	Joint Operations	Joint Operations
Geological and geophysical expenses	130	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	561	—	Pedro E. Aylwin	Executive Director (b)
2019
To be recovered from co-venturers	—	1,035	Joint Operations	Joint Operations
To be paid to co-venturers	—	(4,803)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	581	—	Pedro E. Aylwin	Executive Director (b)
2018
To be recovered from co-venturers	—	1,819	Joint Operations	Joint Operations
To be paid to co-venturers	—	(8,449)	Joint Operations	Joint Operations
Financial results	1,606	—	LGI	Partner
Geological and geophysical expenses	170	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	547	—	Pedro E. Aylwin	Executive Director (b)

(a)	Corresponding to consultancy services.
(b)	Corresponding to wages and salaries for US$ 336,000 (US$ 390,000 in 2019 and US$ 417,000 in 2018) and bonus for US$ 225,000 (US$ 191,000 in 2019 and US$ 130,000 in 2018).

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 35     Auditors Fees

Amounts in US$‘000	2020	2019	2018
Audit fees	926	763	797
Audit related fees	—	510	—
Tax services fees	35	165	209
Non-audit services fees	—	5	—
Total Auditors Fees	961	1,443	1,006

Fees are shown net of VAT and other associated tax charges.

Non-audit services fees relate to consultancy and other services.

Note 36     Business transactions

36.1 Acquisition of Amerisur Resources Limited

On January 16, 2020, GeoPark acquired the 100% share capital of Amerisur Resources Limited, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. After the acquisition, the company was delisted and its name changed to Amerisur Resources Limited. The principal activities of Amerisur Resources Limited and its subsidiaries (“Amerisur”) are exploration, development and production for oil and gas reserves in Latin America. Amerisur owns thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo basin and one non-operated block in the Llanos basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

GeoPark paid a cash consideration of US$ 314,163,077 at the transaction date.

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

The following table summarizes the combined consideration paid for the acquired business and the final allocation of fair value of the assets acquired and liabilities assumed for the abovementioned transaction:

Amounts in US$‘000	Total
Cash	314,163
Total consideration	314,163
Property, plant and equipment (including mineral interest)	276,988
Right-of-use assets	16,674
Deferred income tax asset	4,071
Prepayments and other receivables	30,024
Trade receivables	5,964
Inventories	4,128
Other assets	5,991
Cash and cash equivalents	41,828
Lease liabilities	(17,851)
Provision for other long-term liabilities	(16,519)
Current income tax liability	(3,426)
Trade and other payables	(33,709)
Total identifiable net assets	314,163

Considering that Amerisur issues financial information on a monthly basis, the Group has considered the identified assets and liabilities as of December 31, 2019. If the purchase price allocation exercise had been carried out as of January 16, 2020, it would not have deferred significantly.

Since the acquisition date, Amerisur contributed revenue of US$ 42,855,000 and net loss of US$ 5,523,000 within the Consolidated Statement of Income for the year ended December 31, 2020.

36.2 Colombia

36.2.1 La Cuerva and Yamu Blocks

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

36.3 Brazil

36.3.1 Manati Block

On November 22, 2020, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati Block in Brazil. The total consideration amounts to Brazilian Real 144,400,000 (equivalent to US$ 27,787,000 as of December 31, 2020), including a fixed payment of Brazilian Real 124,400,000 plus an earn-out of Brazilian Real 20,000,000, which is subject to obtaining certain regulatory approvals. The transaction is subject to certain conditions, including the acquisition by the acquirer of the remaining working interest and operatorship of the Manati gas field, and other regulatory approvals. As of December 31, 2020, these conditions have not been met.

36.3.2 REC-T-128 Block

In July 2020, GeoPark initiated a farm-out process to sell its 70% interest in the currently non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1,100,000, plus a contingent payment of up to US$ 710,000. Closing of the transaction is subject to regulatory approvals, which are expected to occur during 2021. As of the date of these Consolidated Financial Statements, the amount of Property, plant and equipment related to the block was impaired to its fair value less cost to sale (see Note 37) and classified as held for sale.

36.4 Argentina

36.4.1 Aguada Baguales, El Porvenir and Puesto Touquet Blocks

On March 27, 2018, GeoPark acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquen Basin, for a total consideration of US$ 52,000,000, less a working capital adjustment of US$ 3,150,000.

36.5 Peru

36.5.1 Morona Block

On July 15, 2020, GeoPark notified its irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. As of the date of these Consolidated Financial Statements, the negotiations for transferring the operationship of the block are still ongoing. Consequently, GeoPark performed an analysis of the fair value of its assets and liabilities in Peru in accordance with the available best estimation of the results of the negotiations.

As a result of the abovementioned situation, the Group recognized an impairment of its Property, plant and equipment for a total amount of US$ 33,976,000, wrote-down VAT credits for US$ 6,017,000 and Deferred income tax asset for US$ 8,353,000, recognizing those charges within Other expenses and Income tax expenses, respectively, in the Consolidated Statement of Income, and recognized a provision for environmental obligations for a present value of US$ 1,886,000, with impact in Other expenses in the Consolidated Statement of Income.

Note 36.6 Non-controlling interest in Colombia and Chile’s business from LG International

On November 28, 2018, GeoPark executed an agreement to acquire the LG International Corporation (“LGI”) interest in GeoPark’s Colombian and Chilean operations and subsidiaries.

The acquisition price included a fixed payment of US$ 81,000,000 paid at closing, plus two equal installments of US$ 15,000,000 each, to be paid in June 2019 and June 2020. Additionally, three contingent payments of US$ 5,000,000 each could be payable over the next three years, subject to certain production thresholds being exceeded. As of the date of these Consolidated Financial Statements, the first installment of US$ 15,000,000 and US$ 11,500,000 plus interests of the second installment were already paid, and the production threshold corresponding to the first two contingent payments of US$ 5,000,000 were not exceeded. The remaining US$ 3,500,000 plus interests of the second installment were fully repaid in February 2021.

Note 37     Impairment test on Property, plant and equipment

During 2020, there was a steep decline in crude oil prices due to COVID-19 and other factors impacting global supply and demand as described in Note 1.1. Management considered this to be an impairment indicator and the Group carried out an impairment review of its oil and gas asset cash-generating units (CGUs), except for the Llanos 34 Block.

The Management of the Group considers as CGU each of the blocks or group of blocks in which the Group has working or economic interests. The blocks with no material investment on fixed assets or with operations that are not linked to oil prices were not subject to the impairment test.

The main assumptions taken into account for the impairment tests for the blocks below mentioned were:

-	The future oil prices have been calculated taking into consideration the oil price curves available in the market, provided by international advisory companies, and weighted through internal estimations in accordance with price curves used by D&M. They have been revised to reflect the lower, post-COVID-19 prices and revised views of oil prices in the longer term.
-	Three oil price scenarios were projected and weighted in order to minimize misleading estimations: low-price, middle-price and high-price (see below table “Oil price scenarios”).
-	The table “Oil price scenarios” was based on Brent future price estimations; the Group adjusted this market price on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”).
-	The model valuation was based on the expected cash flow approach.
-	The revenues were calculated linking price curves with levels of production according to certified reserves (see below table “Oil price scenarios”).
-	The levels of production have been linked to certified risked P1, P2 and P3 reserves case by case (see Note 4).
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to the 2021 approved budget.

-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves.
-	The assets subject to impairment test are the ones classified as Oil and Gas properties and Production facilities and machinery.
-	The carrying amount subject to impairment test includes mineral interest, if any.
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

Table Oil price scenarios (a):

	Amounts in US$ per Bbl.
				Weighted market price
				used for the
Year	Low price (15%)	Middle price (60%)	High price (25%)	impairment test
2021	45.1	50.1	55.1	50.6
2022	48.8	54.3	59.7	54.8
2023	50.9	56.6	62.2	57.1
2024	52.9	58.8	64.6	59.3
Over 2025	53.9	59.9	65.9	60.5

(a)	The percentages indicated between brackets represent the Group estimation regarding each price scenario

As a consequence of the evaluation, the following amounts of impairment loss were (recognized) reversed:

Amounts in US$‘000	2020	2019	2018
Colombia (a)	—	—	11,531
Chile (b)	(81,967)	—	(6,549)
Brazil (c)	(1,717)	—	—
Argentina (d)	(16,205)	(7,559)	—
Peru (e)	(33,975)	—	—
	(133,864)	(7,559)	4,982

(a)	Reversal of previously recognized impairment losses due to increases in estimated market prices and improvements in cost structure, and also the known fair value less costs of disposal of the La Cuerva and Yamu Blocks (see Note 36.2.1).
(b)	Recognition of impairment loss in the Fell Block in 2020 due to the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production and in the TdF’s blocks in 2018 due to the termination of the sales agreement with no expected renovation.
(c)	Recognition of impairment loss in the REC-T-128 Block due to the fair value less cost to sale determined in the context of the farm-out process described in Note 36.3.2.
(d)	Recognition of impairment loss in the Aguada Baguales and El Porvenir Blocks in 2020 due to the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production, which also led to reduced estimates of the quantities of hydrocarbons recoverable, and in the CN-V Block in 2019 for the total amount capitalized in the block due to a negative revision of reserves.
(e)	Recognition of impairment loss in the Morona Block due to the situation described in Note 36.5.1.

Sensitivity to changes in assumptions.

With regard to the assessment of value in use for the identified CGUs subject to impairment indicators, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the CGUs to materially exceed its recoverable amount.

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

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended as of December 31, 2020, 2019 and 2018. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2020
Acquisition of properties
Proved	202,913	—	—	—	—	202,913
Unproved	73,310	—	—	—	—	73,310
Total property acquisition	276,223	—	—	—	—	276,223
Exploration	19,142	9,447	668	694	—	29,951
Development	51,793	3,580	412	(3,855)	—	51,930
Total costs incurred	70,935	13,027	1,080	(3,161)	—	81,881

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2019
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	22,008	8,483	5,219	4,116	—	39,826
Development	68,818	2,611	143	25,109	14,408	111,089
Total costs incurred	90,826	11,094	5,362	29,225	14,408	150,915

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2018
Acquisition of properties
Proved	—	—	—	54,541	—	54,541
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	54,541	—	54,541
Exploration	34,242	6,221	3,217	9,383	1,269	54,332
Development	65,174	3,033	(2,220)	1,836	8,385	76,208
Total costs incurred	99,416	9,254	997	11,219	9,654	130,540

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as at December 31, 2020, 2019 and 2018, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2020
Proved properties (a)
Equipment, camps and other facilities	115,577	74,363	3,580	4,309	197,829
Mineral interest and wells	511,040	348,366	47,729	61,482	968,617
Other uncompleted projects (b)	13,048	2,158	245	26	15,477
Unproved properties	77,388	—	432	—	77,820
Gross capitalized costs	717,053	424,887	51,986	65,817	1,259,743
Accumulated depreciation	(228,929)	(345,611)	(38,273)	(45,619)	(658,432)
Total net capitalized costs	488,124	79,276	13,713	20,198	601,311

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Chile, Argentina and Brazil for US$ 81,967,000, US$ 16,205,000 and US$ 1,717,000, respectively.
(b)	Do not include Peru capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2019
Proved properties (a)
Equipment, camps and other facilities	79,999	84,069	4,615	3,824	172,507
Mineral interest and wells	282,973	402,392	64,179	81,393	830,937
Other uncompleted projects (b)	19,754	11,984	209	765	32,712
Unproved properties	567	45,681	1,788	—	48,036
Gross capitalized costs	383,293	544,126	70,791	85,982	1,084,192
Accumulated depreciation	(172,207)	(313,379)	(46,370)	(30,897)	(562,853)
Total net capitalized costs	211,086	230,747	24,421	55,085	521,339

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Argentina for US$ 7,559,000.
(b)	Do not include Peru capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
At December 31, 2018
Proved properties (a)
Equipment, camps and other facilities	83,023	81,459	5,154	2,458	172,094
Mineral interest and wells	189,514	400,338	63,574	64,084	717,510
Other uncompleted projects (b)	24,061	12,233	—	1,836	38,130
Unproved properties	1,676	41,162	7,073	10,081	59,992
Gross capitalized costs	298,274	535,192	75,801	78,459	987,726
Accumulated depreciation	(122,479)	(281,062)	(43,158)	(16,363)	(463,062)
Total net capitalized costs	175,795	254,130	32,643	62,096	524,664

(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Chile for US$ 6,549,000 and impairment loss reversal in Colombia for US$ 11,531,000.
(b)	Do not include Peru capitalized costs.

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2020, 2019 and 2018. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2020
Revenue	334,606	21,704	12,783	24,599	393,692
Production costs, excluding depreciation
Operating costs	(61,866)	(9,491)	(2,827)	(15,013)	(89,197)
Royalties	(30,453)	(753)	(1,049)	(3,620)	(35,875)
Total production costs	(92,319)	(10,244)	(3,876)	(18,633)	(125,072)
Exploration expenses (a)	(12,493)	(50,301)	(1,000)	(694)	(64,488)
Accretion expense (b)	(670)	(1,358)	(867)	(1,381)	(4,276)
Impairment loss for non-financial assets	—	(81,967)	(1,717)	(16,205)	(99,889)
Depreciation, depletion and amortization	(56,720)	(32,233)	(2,488)	(14,723)	(106,164)
Results of operations before income tax	172,404	(154,399)	2,835	(27,037)	(6,197)
Income tax benefit (expense)	(55,169)	23,160	(964)	8,112	(24,861)
Results of oil and gas operations	117,235	(131,239)	1,871	(18,925)	(31,058)

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2019
Revenue	538,917	32,336	23,049	34,605	628,907
Production costs, excluding depreciation
Operating costs	(60,545)	(18,608)	(4,098)	(21,137)	(104,388)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	(64,576)
Total production costs	(116,944)	(19,789)	(5,953)	(26,278)	(168,964)
Exploration expenses (a)	(10,921)	(126)	(6,152)	(13,947)	(31,146)
Accretion expense (b)	(813)	(1,283)	(832)	(722)	(3,650)
Impairment loss reversal for non-financial assets	—	—	—	(7,559)	(7,559)
Depreciation, depletion and amortization	(44,906)	(34,344)	(6,200)	(14,534)	(99,984)
Results of operations before income tax	365,333	(23,206)	3,912	(28,435)	317,604
Income tax benefit (expense)	(120,585)	3,481	(1,330)	8,530	(109,904)
Results of oil and gas operations	244,748	(19,725)	2,582	(19,905)	207,700

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2018
Revenue	497,870	37,359	30,053	35,879	601,161
Production costs, excluding depreciation
Operating costs	(55,823)	(20,426)	(5,965)	(20,210)	(102,424)
Royalties	(62,710)	(1,473)	(2,820)	(4,833)	(71,836)
Total production costs	(118,533)	(21,899)	(8,785)	(25,043)	(174,260)
Exploration expenses (a)	(23,953)	(6,855)	(2,846)	(2,277)	(35,931)
Accretion expense (b)	(892)	(1,105)	(918)	(508)	(3,423)
Impairment loss reversal for non-financial assets	11,531	(6,549)	—	—	4,982
Depreciation, depletion and amortization	(41,850)	(27,298)	(10,278)	(10,662)	(90,088)
Results of operations before income tax	324,173	(26,347)	7,226	(2,611)	302,441
Income tax benefit (expense)	(119,944)	3,952	(2,457)	783	(117,666)
Results of oil and gas operations	204,229	(22,395)	4,769	(1,828)	184,775

(a)	Do not include Peru costs.
(b)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2020, 2019, 2018 and 2017 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2020, 2019, 2018 and 2017 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2020		As of December 31, 2019		As of December 31, 2018		As of December 31, 2017
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	43,817.0	1,695.0	39,397.0	2,319.0	32,326.0	1,763.0	21,101.0	—
Chile (b)	798.0	19,054.0	898.0	14,406.0	696.0	11,944.0	720.0	8,688.0
Brazil (c)	34.0	13,927.0	48.0	14,872.0	55.0	17,339.0	76.0	23,821.0
Argentina (d)	1,685.0	5,599.0	1,658.0	5,785.0	2,058.0	6,207.0	—	—
Peru (e)	—	—	—	—	—	—	9,502.0	—
Total consolidated	46,334.0	40,275.0	42,001.0	37,382.0	35,135.0	37,253.0	31,399.0	32,509.0

Net proved undeveloped
Colombia (f)	45,240.0	—	51,212.0	—	42,449.0	359.0	44,398.0	—
Chile (g)	1,229.0	5,661.0	2,809.0	6,413.0	2,622.0	8,823.0	3,423.0	11,329.0
Argentina (h)	104.0	—	1,370.0	450.0	1,440.0	3,174.0	—	—
Peru (e)	—	—	19,210.0	—	18,460.0	—	9,215.0	—
Total consolidated	46,573.0	5,661.0	74,601.0	6,863.0	64,971.0	12,356.0	57,036.0	11,329.0

Total proved reserves	92,907.0	45,936.0	116,602.0	44,245.0	100,106.0	49,609.0	88,435.0	43,838.0

(a)	Llanos 34 Block, CPO-5 Block, Llanos 32 Block and Platanillo Block account for 86%, 8%, 3% and 3% (Llanos 34 Block and Llanos 32 Block account for 97% and 3% in 2019, Llanos 34 Block, La Cuerva Block, Yamu Block and Llanos 32 Block account for 96%, 1.5%, 1.5% and 1% in 2018, and Llanos 34 Block, La Cuerva Block and Yamu Block account for 98%, 1% and 1% in 2017) of the proved developed reserves, respectively.
(b)	Fell Block accounts for 100% (Fell Block accounts for 100% in 2019 and 2018, Fell Block and Flamenco Block account for 98% and 2% in 2017) of the proved developed reserves, respectively.
(c)	BCAM-40 Block accounts for 100% of the reserves.
(d)	Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 50%, 26% and 24% (Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 49%, 30% and 21% in 2019 and 48%, 33% and 19% in 2018) of the proved developed reserves, respectively.
(e)	Morona Block accounts for 100% of the reserves.
(f)	Llanos 34 Block, Llanos 32 Block and CPO-5 Block account 91%, 5% and 4% (Llanos 34 Block and Llanos 32 Block account 96% and 4% in 2019, Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%, 2% and 1% in 2018, and Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%, 2% and 1% in 2017) of the proved undeveloped reserves, respectively.
(g)	Fell Block accounts for 100% (Fell Block accounts for 100% in 2019 and 2018, Fell Block and Flamenco Block account for 97% and 3% in 2017) of the proved undeveloped reserves, respectively.
(h)	Aguada Baguales Block accounts for 100% (Aguada Baguales Block accounts for 100% in 2019, Aguada Baguales Block and El Porvenir Block account for 75% and 25% in 2018) of the proved undeveloped reserves, respectively.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Chile	Brazil	Argentina	Peru	Total
Reserves as of December 31, 2017	65,499.0	4,143.0	76.0	—	18,717.0	88,435.0
Increase (decrease) attributable to:
Revisions (a)	9,826.0	(586.0)	(6.0)	—	(257.0)	8,977.0
Extensions and discoveries (b)	8,839.0	41.0	—	—	—	8,880.0
Purchase of Minerals in place (c)	—	—	—	3,968.0	—	3,968.0
Production	(9,389.0)	(280.0)	(15.0)	(470.0)	—	(10,154.0)
Reserves as of December 31, 2018	74,775.0	3,318.0	55.0	3,498.0	18,460.0	100,106.0
Increase (decrease) attributable to:
Revisions (d)	18,341.0	541.0	4.0	95.0	750.0	19,731.0
Extensions and discoveries (e)	8,071.0	36.0	—	—	—	8,107.0
Production	(10,578.0)	(188.0)	(11.0)	(565.0)	—	(11,342.0)
Reserves as of December 31, 2019	90,609.0	3,707.0	48.0	3,028.0	19,210.0	116,602.0
Increase (decrease) attributable to:
Revisions (f)	(1,964.0)	(1,825.0)	(7.0)	(734.0)	—	(4,530.0)
Extensions and discoveries (g)	4,545.0	279.0	—	—	—	4,824.0
Purchase or (Sales) of Minerals in place (h)	6,853.0	—	—	—	(19,210.0)	(12,357.0)
Production	(10,986.0)	(134.0)	(7.0)	(505.0)	—	(11,632.0)
Reserves as of December 31, 2020	89,057.0	2,027.0	34.0	1,789.0	—	92,907.0

(a)	For the year ended December 31, 2018, the Group’s oil and condensate proved reserves were revised upward by 9.0 mmbbl. The primary factors leading to the above were:

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

(b)	In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Tigui field discovery in the Llanos 34 Block.
(c)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018.
(d)	For the year ended December 31, 2019, the Group’s oil and condensate proved reserves were revised upward by 19.7 mmbbl. The primary factors leading to the above were:

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

- There were also better well types consider for the Kiuaku, Loij and Konawentru Field that originated a minor increment of 0.2 mmbbl partially compensated by a reduction of 0.04 mmbbl in Argentina Challaco Field condensate due to an unsuccessful well.

(e)	In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Guaco field discovery in Llanos 34 Block and Azogue field discovery in Llanos 32 Block. In the Fell Block in Chile, the discovery of the Jauke field.
(f)	For the year ended December 31, 2020, the Group’s oil and condensate proved reserves were revised downward by 4.5 mmbbl. The primary factors leading to the above were:
-	Lower average oil prices resulted in a 4.2 mmbbl, 1.1 mmbbl and 0.3 mmbbl decrease in reserves from the blocks in Colombia, Argentina and Chile, respectively.
-	A reduction of 1.6 mmbbl in Chile due to the revision of the type well in Kiaku and Loij fields and a reduction in Argentina of 0.2 mmbbl associated to revision of the type of well in Aguada Baguales fields.
-	Lower than expected performance from the existing wells in Colombia that reduced the proved developed reserves from the Jacana, Tigana and Tigui fields (2.8 mmbbl).
-	Such decrease was partially offset by a better performance of proved undeveloped reserves in Colombia (5.1 mmbbl) originated by a new estimation of original oil in place and better type wells considered in Jacana and Tigana fields. In addition, the proved developed reserves increased in the Aguada Baguales Block in Argentina (0.5 mmbbl) and Konawentru and Guanaco Fields in Chile of 0.1 mmbbl due to better performance of the existing wells.
(g)	In Colombia, the extensions and discoveries are primary due to the Tigui Field appraisal wells and in Chile are due to Jauke Field discovery in Fell Block.
(h)	Purchase of Minerals in place refers to the CPO-5 and Platanillo Blocks acquisition during 2020 in Colombia. The reduction in Peru is due to the decision to retire from the Morona Block (see Note 36.5.1).

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Chile	Brazil	Argentina	Total
Reserves as of December 31, 2017	—	20,017.0	23,821.0	—	43,838.0
Increase (decrease) attributable to:
Revisions (a)	—	544.0	(679.0)	—	(135.0)
Extensions and discoveries (b)	2,122.0	3,909.0	—	—	6,031.0
Purchase of Minerals in place (c)	—	—	—	10,452.0	10,452.0
Production	—	(3,703.0)	(5,803.0)	(1,071.0)	(10,577.0)
Reserves as of December 31, 2018	2,122.0	20,767.0	17,339.0	9,381.0	49,609.0
Increase (decrease) attributable to:
Revisions (d)	621.0	(167.0)	1,812.0	(1,791.0)	475.0
Extensions and discoveries (e)	295.0	5,386.0	—	—	5,681.0
Production	(719.0)	(5,167.0)	(4,279.0)	(1,355.0)	(11,520.0)
Reserves as of December 31, 2019	2,319.0	20,819.0	14,872.0	6,235.0	44,245.0
Increase (decrease) attributable to:
Revisions (f)	(211.0)	(385.0)	1,840.0	889.0	2,133.0
Extensions and discoveries (g)	—	10,456.0	—	—	10,456.0
Production	(413.0)	(6,175.0)	(2,785.0)	(1,525.0)	(10,898.0)
Reserves as of December 31, 2020	1,695.0	24,715.0	13,927.0	5,599.0	45,936.0

(a)	For the year ended December 31, 2018, the Group’s proved natural gas reserves were revised downwards by 0.1 billion cubic feet. This was the combined effect of:

-       Removal of proved undeveloped reserves due to changes in previously adopted development plan in the Fell Block in Chile and lower than expected performance from existing wells in the Fell Block in Chile (totalling 2.0 billion cubic feet).

-       Lower than expected performance from existing wells in BCAM-40 Block, resulting in a decrease of 0.7 billion cubic feet.

-       The above was partially offset by higher average prices that resulted in an increase of 2.5 billion cubic feet in the Fell Block in Chile.

(b)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Llanos 32 Block, in Colombia.
(c)	Purchase of Minerals in place refers to the Aguada Baguales, El Porvenir, and Puesto Touquet fields acquisition during 2018.

(d)	For the year ended December 31, 2019, the Group’s proved natural gas reserves were revised upward by 0.5 billion cubic feet. This was the combined effect of:

-       Increase of proved developed reserves due to better performance of existing wells in Chile (2.2 billion cubic feet) mostly associated to Pampa Larga, Ache and Monte Aymond Fields; in Brazil (1.8 billion cubic feet) in Manati Field; Colombia (0.6 billion cubic feet) due to a better performance of Tigana and Jacana Fields; and Argentina (0.1 billion cubic feet) mostly associated to a better performance of wells in Aguada Baguales.

       The above was partially offset by lower than expected performance for the proved undeveloped reserves in Chile (2.4 billion cubic feet) mostly associated to the increase of water production in Ache Field; and Argentina (1.3 billion cubic feet) associated to an unsuccessful well drilled in Challaco Bajo Field.

       Lower average prices resulted in a decrease of 0.5 billion cubic feet reduction in gas proved developed reserves in Argentina

(e)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Azogue field in the Llanos 32 Block, in Colombia.
(f)	For the year ended December 31, 2020, the Group’s proved natural gas reserves were revised upwards by 2.1 billion cubic feet. This was the combined effect of:
-	Increase of proved developed reserves due to better performance of existing wells in Chile (7.9 billion cubic feet) mostly associated to Jauke and Ache Fields, in Brazil (3.0 billion cubic feet) associated to new gas sales plateau in 2021 and forward which leads to better-than-expected performance of Manati Field and in Argentina (1.9 billion cubic feet) due to better performance of the Puesto Touquet and El Porvenir Blocks.
-	The above was partially offset by lower-than-expected performance of proved undeveloped reserves in Chile (5.8 billion cubic feet) due to revisions of the type of well in Pampa Larga Field.
-	Lower average prices resulted in a decrease of 2.5 billion cubic feet, 1.2 billion cubic feet and 1.2 billion cubic feet reduction in gas reserves in Chile, Brazil and Argentina, respectively.
(g)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2020, 2019 and 2018 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
At December 31, 2020
Future cash inflows	2,561,947	130,200	68,857	83,125	—	2,844,129
Future production costs	(850,029)	(82,290)	(36,254)	(65,536)	—	(1,034,109)
Future development costs	(197,859)	(28,620)	(2,355)	(24,640)	—	(253,474)
Future income taxes	(409,276)	—	(327)	—	—	(409,603)
Undiscounted future net cash flows	1,104,783	19,290	29,921	(7,051)	—	1,146,943
10% annual discount	(345,550)	(2,258)	(4,543)	7,032	—	(345,319)
Standardized measure of discounted future net cash flows	759,233	17,032	25,378	(19)	—	801,624
At December 31, 2019
Future cash inflows	4,323,914	294,202	86,191	187,064	1,255,239	6,146,610
Future production costs	(1,159,621)	(104,688)	(32,608)	(118,797)	(512,607)	(1,928,321)
Future development costs	(276,804)	(35,420)	(2,166)	(49,595)	(278,388)	(642,373)
Future income taxes	(858,700)	(5,594)	(1,409)	(2,251)	(143,416)	(1,011,370)
Undiscounted future net cash flows	2,028,789	148,500	50,008	16,421	320,828	2,564,546
10% annual discount	(715,217)	(44,277)	(6,626)	(5,080)	(199,611)	(970,811)
Standardized measure of discounted future net cash flows	1,313,572	104,223	43,382	11,341	121,217	1,593,735
At December 31, 2018
Future cash inflows	4,059,619	317,437	102,104	277,429	1,352,159	6,108,748
Future production costs	(983,782)	(156,724)	(49,255)	(173,053)	(441,801)	(1,804,615)
Future development costs	(207,630)	(39,360)	(3,752)	(54,400)	(293,468)	(598,610)
Future income taxes	(848,519)	(2,515)	(2,231)	(6,610)	(189,922)	(1,049,797)
Undiscounted future net cash flows	2,019,688	118,838	46,866	43,366	426,968	2,655,726
10% annual discount	(640,625)	(29,008)	(5,317)	(8,499)	(188,435)	(871,884)
Standardized measure of discounted future net cash flows	1,379,063	89,830	41,549	34,867	238,533	1,783,842

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Present value at December 31, 2017	814,002	75,239	69,957	—	90,534	1,049,732
Sales of hydrocarbon, net of production costs	(380,829)	(18,923)	(24,781)	(21,243)	—	(445,776)
Net changes in sales price and production costs	397,064	16,093	(15,170)	—	191,288	589,275
Changes in estimated future development costs	(18,632)	413	(1,426)	—	9,611	(10,034)
Extensions and discoveries less related costs	271,933	12,323	—	—	—	284,256
Development costs incurred	85,880	2,980	—	737	—	89,597
Revisions of previous quantity estimates	257,540	(4,517)	(1,879)	—	(7,098)	244,046
Purchase of Minerals in place	—	—	—	55,373	—	55,373
Net changes in income taxes	(185,118)	(1,368)	6,808	—	(65,585)	(245,263)
Accretion of discount	137,223	7,590	8,040	—	19,783	172,636
Present value at December 31, 2018	1,379,063	89,830	41,549	34,867	238,533	1,783,842
Sales of hydrocarbon, net of production costs	(411,528)	(14,284)	(17,289)	(13,280)	—	(456,381)
Net changes in sales price and production costs	(299,642)	12,799	6,923	(20,694)	(48,823)	(349,437)
Changes in estimated future development costs	(268,377)	(22,163)	1,165	573	(175,248)	(464,050)
Extensions and discoveries less related costs	182,857	17,300	—	—	—	200,157
Development costs incurred	69,694	4,023	445	4,325	—	78,487
Revisions of previous quantity estimates	415,349	9,508	5,482	(2,358)	11,992	439,973
Purchase of Minerals in place	—	—	—	—	—	—
Net changes in income taxes	23,398	(2,025)	729	3,760	51,917	77,779
Accretion of discount	222,758	9,235	4,378	4,148	42,846	283,365
Present value at December 31, 2019	1,313,572	104,223	43,382	11,341	121,217	1,593,735
Sales of hydrocarbon, net of production costs	(221,620)	(12,803)	8,080	(10,454)	—	(236,797)
Net changes in sales price and production costs	(975,716)	(117,895)	(14,580)	(113)	—	(1,108,304)
Changes in estimated future development costs	514,317	20,870	(19,606)	(2,587)	—	512,994
Extensions and discoveries less related costs	59,898	13,914	—	—	—	73,812
Development costs incurred	69,694	10,743	394	445	—	81,276
Revisions of previous quantity estimates	(27,190)	(13,002)	3,519	(10)	—	(36,683)
Purchase or (Sales) of Minerals in place	90,315	—	—	—	(121,217)	(30,902)
Net changes in income taxes	(281,264)	—	(290)	—	—	(281,554)
Accretion of discount	217,227	10,982	4,479	1,359	—	234,047
Present value at December 31, 2020	759,233	17,032	25,378	(19)	—	801,624