Form 20-F
period 2021-12-31
GeoPark Ltd
filed 2022-03-31
CIK 1464591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ___________________________

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

Common shares: 60,238,026

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  Yes  ☒      No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

  Yes ☐      No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

  Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

  Yes ☐      No ☒

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

“E&P Contract” means exploration and production contract.

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

“proved reserves” means estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically recoverable in future years from known reservoirs under existing economic and operating conditions, as well as additional reserves expected to be obtained through confirmed improved recovery techniques, as defined in SEC Regulation S-X 4 10(a)(2).

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

“undeveloped reserves” are quantities expected to be recovered through future investments: (1) from new wells on undrilled acreage in known accumulation, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g., when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“GeoPark Limited,” “GeoPark,” “we,” “us,” “our,” the “Company” and words of a similar effect, are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda, together with its consolidated subsidiaries;
●	“Amerisur” are to Amerisur Resources Limited and its subsidiaries;
●	“Agencia” are to GeoPark Latin America Limited Agencia en Chile, an established branch, under the laws of Chile, of GeoPark Latin America Limited (“GeoPark Latin America”), an exempted company incorporated under the laws of Bermuda;
●	“GeoPark Colombia” are to “GeoPark Colombia S.L.U”., a sociedad limitada unipersonal incorporated under the laws of Spain;
●	“GeoPark Brazil” are to GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda.;
●	“GeoPark TdF S.A.”, a company incorporated under the laws of Chile;
●	“Petroperu” are to Petróleos del Perú S.A.;
●	“LGI” are to LG International Corp., a company incorporated under the laws of Korea;
●	“YPF” are to YPF S.A.;
●	“ONGC” are to ONGC Videsh Limited, international petroleum company of India;
●	“Petroamazonas” are to Petroamazonas Ecuador S.A.;
●	“Petroecuador” are to Empresa Pública de hidrocarburos del Ecuador;
●	“MSCI” are to Morgan Stanley Capital International;
●	“Notes due 2024” are to our 2017 issuance of US$425.0 million aggregate principal amount of 6.50% senior notes due 2024;
●	“Notes due 2027” are to our 2020 issuance of US$350.0 million aggregate principal amount of 5.50% senior notes due 2027;
●	“Banco Santander Loan” are to our loan agreement with Banco Santander from October 2018, for Brazilian reais 77.6 million (equivalent to US$20 million at the moment of the loan execution) to repay an existing intercompany loan, which outstanding amount of Brazilian reais 19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution) was refinanced with the bank in September 2020, and agreed to be paid in three equal installments in October 2021, April 2022, and October 2022;
●	“US$” and “U.S. dollar” are to the official currency of the United States of America;
●	“Ch$” and “Chilean pesos” are to the official currency of Chile;

●	“AR$” and “Argentine pesos” are to the official currency of Argentina;
●	“real,” “reais” and “R$” are to the official currency of Brazil;
●	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);
●	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);
●	“ENAP” are to the Chilean National Petroleum Company (Empresa Nacional de Petróleo);
●	“RODA” are to the Oil Pipeline Network of the Amazonian District (Red de Oleoductos del Distrito Amazónico);
●	“SOTE” are to the Ecuadorian Oil Pipeline System (Sistema de Oleoducto Transecuatoriano);
●	“IOGP” are to the International Association of Oil and Gas Producers;
●	“IPIECA” are to the International Petroleum Industry Environmental Conservation Association;
●	“IADC” are to the International Association of Drilling Contractors;
●	“ARPEL” are to the Regional Association of Oil and Gas Companies, a non-profit association gathering oil, gas and biofuels sector companies and institutions in Latin America and the Caribbean;
●	“UTA” are to Unidad Tributaria Anual; and
●	“economic interest” are to an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires.

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, including the acquisition of Amerisur, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the years ended years ended December 31, 2021, 2020 and 2019 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements for the year ended December 31, 2021 have been audited by Pistrelli, Henry Martin y Asociados S.R.L., (member of Ernst & Young Global), an independent registered public accounting firm, as stated in their reports included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess the performance of our Company and the operating segments.

We define Adjusted EBITDA as profit (loss) for the period before net finance cost (determined in accordance with the indentures governing our Notes due 2024 and 2027, which do not give effect to the adoption of IFRS 16 Leases), income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result in commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects and other events defined therein. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2021, 2020 and 2019.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2021 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Chile, Brazil and Argentina is derived from estimates of the proved reserves as of December 31, 2021. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in the Llanos 32, Llanos 34, Platanillo and CPO-5 Blocks in Colombia, the Fell Block in Chile, the BCAM-40 (Manati) Block in Brazil and the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina.

Market share and other information

Market data, other statistical information, information regarding recent developments in Colombia, Chile, Brazil, Argentina and Ecuador and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

In addition, we have provided definitions for certain industry terms used in this annual report in the “Glossary of oil and natural gas terms”.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	pandemics, or the future outbreak of any other highly infectious or contagious disease, including the COVID-19 pandemic;
●	the volatility of oil and natural gas prices;
●	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
●	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Chilean, Brazilian, Argentine and Ecuadorian governments to us;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	environmental constraints on operations and environmental liabilities arising out of past or present operations;
●	discovery and development of oil and natural gas reserves;
●	project delays or cancellations;
●	financial market conditions and the results of financing efforts;
●	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
●	the recent social and political unrest, driven in many cases by populist groups, in many countries in which we operate;
●	fluctuations in inflation and exchange rates in Colombia, Chile, Brazil, Argentina, Ecuador and in other countries in which we may operate in the future;
●	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;
●	contract counterparty risk;
●	projected and targeted capital expenditures and other cost commitments and revenues;
●	weather and other natural phenomena;
●	armed conflicts, including the current armed conflict in Ukraine;

●	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;
●	current and future litigation;
●	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
●	our ability to retain key members of our senior management and key technical employees;
●	competition from other similar oil and natural gas companies;
●	market or business conditions and fluctuations in global and local demand for energy;
●	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
●	the adverse effect which a substantial or extended decline in oil, natural gas and methanol price may have on our business;
●	the difficulty in integrating significant acquisitions or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	The COVID-19 pandemic has and may continue to adversely impact our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The unprecedented nature of the current situation makes it impossible for the Company to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on its business.
●	A substantial or extended decline in oil, natural gas and methanol prices may materially adversely affect our business, financial condition or results of operations.
●	Low oil prices may impact our operations and corporate strategy.
●	Unless we replace our oil and natural gas reserves, our reserves and production will decline over time.
●	We derive a significant portion of our revenues from sales to a few key customers.
●	There are inherent risks and uncertainties relating to the exploration and production of oil and natural gas.
●	Our identified potential drilling location inventories are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.
●	Oil and gas operations contain a high degree of risk and we may not be fully insured against all risks we face in our business.
●	The development schedule of oil and natural gas projects is subject to cost overruns and delays.
●	Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.
●	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.
●	We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including native communities, where our reserves are located.
●	Under the terms of some of our various CEOPs, E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.
●	Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

●	We sell all of our natural gas in Chile to a single customer, who has in the past temporarily idled its principal facility.
●	We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.
●	Acquisitions that we have completed, and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.
●	The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
●	The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped reserves ultimately may not be developed or produced.
●	We may not have the capital to develop our unconventional oil and gas resources.
●	Our operations are subject to operating hazards, including extreme weather events, which could expose us to potentially significant losses.
●	Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.
●	Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.
●	We operate in an industry with significant environmental, social, governance (ESG) and climate related risks.
●	Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.
●	We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.
●	Oil and natural gas companies in Colombia, Chile, Brazil, Argentina, and Ecuador do not own any of the oil and natural gas reserves in such countries.
●	Oil and gas operators are subject to extensive regulation in the countries in which we operate.
●	An active, liquid and orderly trading market for our common shares may not develop and the price of our stock may be volatile, which could limit your ability to sell our common shares.
●	Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.
●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

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

The COVID-19 pandemic and the actions taken by third parties, including, but not limited to, governmental authorities, businesses and consumers, in response to the pandemic have adversely impacted the global economy and created significant volatility in the global financial markets. COVID-19 significantly impacted the world economy in 2020 and 2021 and may continue to do so in the years to come. Many countries have imposed travel bans on millions of people and additionally people in many locations have been subject to quarantine measures. Businesses have been dealing with lost revenue and disrupted supply chains. Countries have imposed lockdowns in response to the pandemic and, as a result of the disruption to businesses, millions of workers have lost their jobs. The COVID-19 pandemic has also resulted in significant volatility in the financial and commodities markets worldwide, including the dramatic drop in the price of crude oil during 2020. Numerous governments have implemented measures to provide both financial and non-financial assistance to the affected entities. We have applied and used any extension granted, specifically in Colombia, Brazil, Argentina, Peru and Spain. In Colombia, we entered into an agreement with the tax authority to pay the 2019 income tax in twelve installments from August 2020 to July 2021.Despite the uncertainty of the lasting effect of the COVID-19 outbreak, the crude oil demand recovery resulted in improvements in market conditions from the end of 2020 and onwards.

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

The prices that we will receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include, but are not limited, to the following:

●	global economic conditions;

●	changes in global supply and demand for oil, natural gas and methanol;
●	the conflict in Ukraine and other armed conflicts;
●	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);
●	political and economic conditions, including embargoes, in oil-producing countries or affecting other countries;
●	the level of oil- and natural gas-producing activities, particularly in the Middle East, Africa, Russia, South America and the United States;
●	the level of global oil and natural gas exploration and production activity;
●	the level of global oil and natural gas inventories;
●	the price of methanol;
●	availability of markets for natural gas;
●	weather conditions and other natural disasters;
●	technological advances affecting energy production or consumption;
●	domestic and foreign governmental laws and regulations, including environmental, health and safety laws and regulations;
●	proximity and capacity of oil and natural gas pipelines and other transportation facilities;
●	the price and availability of competitors’ supplies of oil and natural gas in captive market areas;
●	quality discounts for oil production based, among other things, on API, sulphur and mercury content;
●	taxes and royalties under relevant laws and the terms of our contracts;
●	our ability to enter into oil and natural gas sales contracts at fixed prices;
●	the level of global methanol demand and inventories and changes in the uses of methanol;
●	the price and availability of alternative fuels; and
●	future changes to our hedging policies.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil, natural gas and methanol price movements. For example, oil and natural gas prices have fluctuated significantly. From January 1, 2019, to February 28, 2022, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$101.0 per barrel, Henry Hub natural gas average spot prices ranged from a low of US$1.6 per mmbtu to a high of US$5.5 per mmbtu, US Gulf methanol spot barge prices ranged from a low of US$260.4 per metric ton to a high of US$657.6 per metric ton. Furthermore, oil, natural gas and methanol prices do not necessarily fluctuate in direct relationship to each other.

Starting in March 2020, the oil market experienced a significant over-supply condition that resulted in a sharp drop in prices, with Brent falling from over US$50 per barrel at the beginning of March 2020, up to US$16 per barrel in late April 2020. There were two key drivers for this market scenario. On the demand side, the sustained impact of the COVID-19 pandemic across the world and the associated containment measures, resulted in a sharp and sudden drop in fuel demand and hence on crude demand as well. This impact had been felt since early 2020 but accelerated significantly in March and April.

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

The crude oil market continued normalizing during early 2021 and shifted into an undersupply condition towards the end of the year. This condition was mainly driven by continued demand recovery while supply grew at a slower pace. OPEC+ paced output increase and capital discipline elsewhere, and especially within the US Shale producers, were the key factors for moderate supply growth. In addition, natural gas prices spike significantly during the last quarter of 2021, especially in Europe, pushing oil prices higher as well. These factors brought Brent prices up to US$ 78 per barrel at the end of 2021.

The ongoing armed conflict, and the continuation of, or any increase in, the armed conflict between Russia and Ukraine, has led and may continue to lead to volatility in the price of global oil and gas. In addition, the imposition of comprehensive sanctions against Russia (including in relation to the Russian energy sector), as well as the announcement of prohibitions on Russian oil and gas imports by certain members of the European Union, the United Kingdom, the United States, and certain other countries, as of March 2022, including additional countries that may enforce prohibitions of a similar nature in the future, has led to and is expected to continue to lead to volatility in the price of global oil and gas.

The crude price trajectory is highly uncertain for the months to come, as the long-term economic impact of COVID-19 and the armed conflict in Ukraine may impact energy demand around the globe.

For the year ended December 31, 2021, 94% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

As of December 31, 2021, natural gas comprised 6% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

For example, during 2021, an impairment loss was recognized for US$4.3 million (compared to an impairment loss recognized for US$133.9 million in 2020). After conducting an impairment test procedure for the year ended December 31, 2021 we recognized an impairment loss of US$17.6 million in the Fell Block due to the decline in the proved reserves estimates in 2021 and the commercial viability decreasing significantly as a consequence of the lower crude prices relative to its high cash costs of production in 2020, and we recognized a reversal of impairment loss of US$ 13.3 million in the Aguada Baguales and El Porvenir Blocks in 2021 due to the known market price of the blocks in the context of the transaction described in Note 36.3.1 to our Consolidated Financial Statements. See Note 37 to our Consolidated Financial Statements for details regarding the key assumptions considered in our impairment test and Note 1.1 for details regarding the impact of COVID-19 and the oil price crisis in our business.

Continuing our hedging strategy, we entered into derivative financial instruments to manage exposure to oil price risk. These derivatives were zero-premium collars and were placed with major financial institutions and commodity traders. We entered into the derivatives under ISDA Master Agreements and Credit Support Annexes.

As market values of these derivatives fluctuate, we may post or receive variation cash collaterals with our counterparties. In the event of a significant decrease in the market value of the derivatives, we may have to post cash collateral, if they exceed our available credit lines. Even though cash collateral is returned to us upon reductions in the underlying Brent oil price, having to post cash collaterals could affect our near-term liquidity needs. As of the date of this annual report, we have no cash collateral posted related to our commodity risk management contracts. See Note 8 to our Consolidated Financial Statements for details regarding Commodity Risk Management Contracts.

Low oil prices may impact our operations and corporate strategy.

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the first half of 2020 (WTI and Brent, the main international oil price markers, fell by more than 45% between December 2019 and March 2020), we immediately took decisive measures to ensure its ability to both maximize ongoing projects and to preserve its cash, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary, while oil prices have rebounded in 2021 and 2022, oil prices may continue to be volatile and thus, we develop multiple scenarios for our capital expenditure plan. See “Item 4. Information on the Company—B. Business Overview—2022 Strategy and Outlook” and Note 1.1 to our Consolidated Financial Statements.

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2021, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Chile, Argentina and Brazil was 6.4 years. According to estimates, if on January 1, 2022, we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Chile, Brazil, and Argentina would decline 24% during the first year.

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

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. During 2021, the oil and gas production was sold to three clients which concentrate 99% of the Colombian subsidiaries’ revenue (accounting for 89% of our consolidated revenue). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador and to the Colombian pipeline system in case of contingencies in Ecuador that affect the transport through the Ecuadorian pipeline system. The outstanding contracts for Colombian production extend through 2023. We manage our counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

In Chile, the oil production is sold to ENAP, the State-owned oil and gas company (accounting for 1% of our consolidated revenue), and the gas production is sold to the local subsidiary of Methanex, a Canadian public company (representing 2% of our consolidated revenue).

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

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period. Since December 2018, we decided to manage exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$83.7 million as of December 31, 2019, in order to anticipate any currency fluctuation with respect to estimated income taxes to be paid during the first half of the following year. As of December 31, 2021 and 2020, we have no currency risk management contracts in place.

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

Our management team has specifically identified and scheduled certain potential drilling locations as an estimate of our future multi-year drilling activities on our existing acreage. These identified potential drilling locations, including those without proved undeveloped reserves, represent a significant part of our growth strategy.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company—B. Business Overview—2022 Strategy and Outlook.” We incurred capital expenditures of US$129.3 million and US$75.3 million during the years ended December 31, 2021 and 2020, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. For example, as a result of the oil price decline in 2020 we adjusted the capital expenditures program for that year to US$65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$180-200 million including capital expenditures for Amerisur assets).

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

Oil and gas exploration and production is speculative and involves a high degree of risk and hazards. In particular, our operations may be disrupted by risks and hazards that are beyond our control and that are common among oil and gas companies, including environmental hazards, blowouts, industrial accidents, occupational safety and health hazards, technical failures, labor disputes, community protests or blockades, unusual or unexpected geological formations, flooding, earthquakes and extended interruptions due to weather conditions, explosions and other accidents. For example, on February 25, 2021, some communities in the Putumayo basin began protesting against the Government of Colombia for the eradication of coca plantations in the area, blocking access to the Platanillo operations. The protest was not directed at us or at the oil industry, however, to protect our employees, we evacuated all personnel and shut in the production of 2,400 barrels per day between March 4, 2021, and March 11, 2021.

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

For example, in 2021, the drilling and completion cost for the exploratory well Alea oeste 1 in our Platanillo Block in Colombia was originally estimated at US$5.4 million, but the actual cost was US$6.2 million, mainly due to a sidetrack required after a disruption in our operations.

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

Our oil and gas reserves estimate in Colombia, Chile, Brazil and Argentina as of December 31, 2021 are based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Reports are based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

Our ability to market our oil and natural gas production depends substantially on the availability and capacity of processing facilities, transportation facilities (such as pipelines, crude oil unloading stations and trucks) and other necessary infrastructure, which may be owned and operated by third parties. Our failure to obtain such facilities on acceptable terms or on a timely basis could materially harm our business. We may be required to shut down oil and gas wells because access to transportation or processing facilities may be limited or unavailable when needed. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver the production to the market, which could cause a material adverse effect on our business, financial condition and results of operations. In addition, the shutting down of wells can lead to mechanical problems upon bringing the production back on-line, potentially resulting in decreased production and increased remediation costs. The exploitation and sale of oil and natural gas and liquids will also be subject to timely commercial processing and marketing of these products, which depends on the contracting, financing, building and operating of infrastructure by us and third parties.

In Colombia, producers of crude oil have historically suffered from trucking transportation logistics issues and limited pipeline and storage capacity, which cause delays in delivery and transfer of title of crude oil. In order to reduce this exposure, we and our partner in the Llanos 34 Block have constructed a flowline to evacuate crude oil from the Jacana field, reducing transportation costs, blockage risks and supporting our sustainable performance by reducing carbon emissions. During 2020, the Jacana-ODL flowline was converted into the Oleoducto del Casanare Pipeline (“ODCA”) after receiving authorization from the Ministry of Energy and Mines to operate as such. We also inaugurated a truck unloading facility at Jacana Field and connected Tigana field to ODCA at the end of the year. During 2021, ODCA was a key element in the transport of crude production of our Llanos 34 field. If the Oleoducto de Los Llanos “ODL” (the main delivery point for our Colombian production) were to have any maintenance or operational issues, we would resort to alternative delivery points via truck transportation. During May and June 2021, extensive protests and demonstrations across Colombia affected overall logistics and supply chains, restricting our crude oil transportation, drilling and the mobilization of personnel, equipment, and supplies. These events caused us to manage production curtailments that started in early May 2021 and normalized towards the end of June 2021.

In the case of our Putumayo Basin production, we have also reduced our exposure to trucking issues by implementing the use of flowlines alongside trucking to gather our production at the Platanillo Block and transport it via the Oloeducto Binacional Amerisur (“OBA”) pipeline that connects us to the Ecuador pipeline system.

Trucking transportation was key to our crude delivery strategy during 2021 and will continue to be part of our strategy in the future. Although we were able to enable alternative delivery points and transport oil by trucks, avoiding any significant negative impact in our production during this period, we cannot assure we would be able to do so in the future.

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

Access to the sites where we operate requires agreements (including, for example, assessments, rights of way and access authorizations) with landowners and local communities. If we are unable to negotiate agreements with landowners, we may have to go to court to obtain access to the sites of our operations, which may delay the progress of our operations at such sites. In Chile and in Argentina, for example, we have negotiated the necessary agreements for many of our current operations in the Magallanes Basin and in Mendoza, respectively. In Brazil, in the event that social unrest occurs, it may lead to delays or damage relating to our ability to operate the assets we have acquired or may acquire in the future.

In Colombia, although we have agreements with many landowners and are in negotiations with others, the economic expectations of landowners have generally increased, which may delay access to existing or future sites. In addition, the expectations and demands of local communities on oil and gas companies operating in Colombia may also increase. As a result, local communities have demanded that oil and gas companies invest in remediating and improving public access roads, compensate them for any damages related to use of such roads and, more generally, invest in infrastructure that was previously paid for with public funds. Due to these circumstances, oil and gas companies in Colombia, including us, are now dealing with increasing difficulties resulting from instances of social unrest, temporary road blockages and conflicts with landowners.

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

Other legal proceedings such as land restitution, a judicial process implemented as a consequence of the peace agreement in Colombia focused on returning illegally held land to its rightful owners, may delay access to future sites.

There can be no assurance that disputes with landowners and local communities or legal proceedings will not delay our operations or that any agreements we reach with such landowners and local communities or legal proceedings in the future will not require us to incur additional costs, thereby materially adversely affecting our business, financial condition and results of operations. Local communities may also protest or take actions that restrict or cause their elected government to restrict our access to the sites of our operations, which may have a material adverse effect on our operations at such sites.

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

A significant amount of our reserves or production have been derived from our operations in certain blocks, including the Llanos 34, CPO-5, Platanillo and Llanos 32 Blocks in Colombia, the Fell Block in Chile and the BCAM-40 Concession in Brazil.

For the year ended December 31, 2021, the Llanos 34 Block contained 79% of our net proved reserves and generated 67% of our production, the CPO-5 Block contained 6% of our net proved reserves and generated 10% of our total production, the Platanillos Block contained 2% of our net proved reserves and generated 5% of our production, the Llanos 32 Block contained 3% of our net proved reserves and generated 1% of our production, the Fell Block contained 5% of our net proved reserves and generated 6% of our total production and the BCAM-40 Concession contained 3% of our net proved reserves and generated 5% of our production. While our continuing expansion with new exploratory blocks incorporated in our portfolio mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

Under certain CEOPs, E&P contracts, production sharing contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our CEOPs, E&P contracts, production sharing contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2021, the aggregate outstanding amount of this potential liability for guarantees was US$74.9 million, mainly related to capital commitments in the VIM-3, Llanos 34, PUT-8, PUT-9, PUT-12 and Platanillo Blocks in Colombia, the Campanario Block in Chile, and the Perico and Espejo Blocks in Ecuador. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.

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

In Chile, our CEOPs provide for early termination by Chile in certain circumstances, depending upon the phase of the CEOP. For example, pursuant to the Fell Block CEOP, Chile has the right to terminate the CEOP under certain circumstances if we fail to perform. If the Fell Block CEOP is terminated in the exploitation phase, we will have to transfer to the Chilean government, free of charge, any productive wells and related facilities, provided that such transfer does not interfere with our abandonment obligations and excluding certain pipelines and other assets. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile—CEOPs—Fell Block CEOP.” If the CEOP is terminated early due to a breach of our obligations, we may not be entitled to compensation. Our CEOPs for the Campanario and Isla Norte Blocks, which are in the exploration phase, may be subject to early termination during this phase under certain circumstances, including if we fail to perform under the terms of the CEOPs, voluntarily relinquish all areas under the CEOPs or if we cease to operate in the CEOP area or declare bankruptcy. If these CEOPs are terminated within the exploration phase, we are released from all obligations under the CEOPs, except for obligations regarding the abandonment of fields, if any. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Chile—CEOPs.” There can be no assurance that the early termination of any of our CEOPs would not have a material adverse effect on us. In addition, according to the Chilean Constitution, Chile is entitled to expropriate our rights in our CEOPs for reasons of public interest. Although Chile would be required to indemnify us for such expropriation, there can be no assurance that any such indemnification will be paid in a timely manner or in an amount sufficient to cover the harm to our business caused by such expropriation.

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

For the year ended December 31, 2021, all of our natural gas sales in Chile were made to Methanex under a long-term contract, the Methanex Gas Supply Agreement, which expires on December 31, 2026. In 2019, we amended the gas supply agreement with Methanex to increase the purchase commitment up to 460,000 SCM/d of gas to accommodate increased production from our successful drilling in the Jauke project. In 2020, we amended the gas supply agreement to increase the purchase commitment to 550,000 SCM/d if Methanex is operating two trains. In 2021 we negotiated an amendment to the gas supply agreement to increase the purchase commitment to 600,000 SCM/d. This amendment is still in process of being executed. Sales to Methanex represented 2% of our consolidated revenues for the year ended December 31, 2021. Methanex also buys gas from ENAP and a consortium that Methanex has formed with ENAP. If Methanex were to decrease or cease its purchase of gas from us, this would have a material adverse effect on our revenues derived from the sale of gas.

Methanex has two methanol producing facilities (trains) at its Cabo Negro production facility, near the city of Punta Arenas in southern Chile. Methanex has relied on local suppliers of natural gas, including ENAP, for its operations. We alone cannot supply Methanex with all the natural gas it requires for its operations. Over the past years, Argentina has been approving gas exports to Chile and other countries, including to Methanex. These are annual authorizations which depend on the supply and demand balances of Argentina.

In the past, the Methanex plant was idled due to an anticipated insufficient supply of natural gas. In July 2020, the Methanex plant shut down because of a technical failure which affected our natural gas production and sales for 10 days. See “Item 4. Information on the Company—B. Business Overview—Marketing and delivery commitments—Chile.”

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

As of December 31, 2021, we are not the operator of 24% or sole owner of 43% of the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia”, “—Operations in Chile”, “—Operations in Brazil”, “—Operations in Argentina” and “—Operations in Ecuador.”

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

Acquisitions that we have completed, and any future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

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

Significant acquisitions, and other strategic transactions may involve other risks, including:

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

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2021, we have based the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as:

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

As of December 31, 2021, 63% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

We have set a target to reduce operational Scope 1 and 2 GHG emissions by 50 percent by year-end 2030 from a 2019 baseline. We also have a long-term ambition to achieve net zero Scope 1 and 2 GHG emissions from operations by 2050. Our ability to meet the 2030 GHG reduction target and the 2050 net zero ambition is subject to numerous risks and uncertainties and actions taken in implementing such target and ambition may also expose us to certain additional and/or heightened financial and operational risks. Furthermore, the long-term ambition of reaching net zero emissions by 2050 is inherently less certain due to the longer timeframe and certain factors outside of our control, including the commercial application of future technologies that may be necessary to achieve this long-term ambition. A reduction in GHG emissions relies on, among other things, the ability to develop, access and implement commercially viable and scalable emission reduction strategies and related technology and products. If we are unable to implement these strategies and technologies as planned without negatively impacting expected operations or cost structures, or such strategies or technologies do not perform as expected, we may be unable to meet the 2030 GHG reduction target or 2050 net zero emissions ambition on the current timelines, or at all.

In addition, achieving the 2030 GHG reduction target and 2050 net zero ambition relies on a stable regulatory framework and will require capital expenditures and resources, with the potential that actual costs may differ from the original estimates and the differences may be material. Furthermore, the cost of investing in emissions-reduction technologies, and the resultant change in the deployment of resources and focus, could have a negative impact on future operating and financial results.

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

Changing investor sentiment towards fossil fuels may affect our operations, impact the price of our common shares and limit our access to financing and insurance.

A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, the impact of oil and gas operations on the environment, environmental damage relating to spills of petroleum products during transportation and indigenous rights, have affected certain investors' sentiments towards investing in the oil and gas industry.

As a result of these concerns, some institutional, retail and public investors have announced that they no longer are willing to fund or invest in oil and gas properties or companies or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from our Board, management and employees. Failing to implement the policies and practices as requested by institutional investors may result in such investors reducing their investment in our Company or not investing in our Company at all.

Any reduction in the investor base interested or willing to invest in the oil and gas industry and more specifically, our Company, may result in limiting our access to capital and insurance, increasing the cost of capital and insurance, and decreasing the price and liquidity of our common shares even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of our assets which may result in an impairment charge.

Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We may eventually contemplate, after due environmental approvals, such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs in Chile, especially shale formations. In Colombia, the Council of State is reviewing the regulation for “non-conventional hydrocarbons” and its decision will impact the future of unconventional oil and gas resources in Colombia. The ANH is leading some non-conventional pilot projects (Kalé and Platero in Valle Medio del Magdalena) which have not started yet.  The environmental license for Kalé has already been obtained and we will apply for the environmental license for Platero in 2022. Drilling in these pilot projects by the ANH is expected to begin in 2023. The way in which these pilot projects are carried out will surely impact the future of these resources in Colombia. We currently are not aware of any proposals in Chile, Brazil, Argentina or Ecuador to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2021, we had US$674.1 million outstanding amount of indebtedness on a consolidated basis, consisting primarily of our US$171.9 million Notes due 2024 and our US$499.9 million Notes due 2027.

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

Although to date cyber-attacks have not had a material impact in our operations or financial results, there can be no assurance that we will not be the target of cyber-attacks in the future or suffer such losses related to any cyber-incident.

As cyber threats continue to evolve, we may be required to expend significant additional resources to continue modifying and enhancing our protective measures and to investigate and remediate any information security vulnerabilities.

In August 2021, we strengthened our corporate insurance package, with the acquisition of a cyber security insurance policy, to get coverage and indemnification from a potential cyber-attack or data breach. However, no assurances can be made as to whether the insurance policy will be enough to cover all our potential liability.

We operate in an industry with significant environmental, social, governance (ESG) and climate related risks.

Our operations in Latin America are in areas of significant biodiversity value and many have historical and current ties to indigenous peoples’ lands. Indigenous project affected communities have a growing expectation of the right to free, prior and informed consent based on the United Nations Declaration on the Rights of Indigenous Peoples and national legislation across Latin America increasingly recognizes the right to free, informed and prior consultation. These updates to laws and expectations introduce the need for greater resources put toward community engagement and understanding as well as benefit sharing mechanisms. We may be exposed to challenges related to proper biodiversity management, as some operations exist in key biodiversity areas. This could delay and/or increase the cost of our exploration and development projects. Changes in laws, international norms, investor expectations and other stakeholder perceptions could result in increased liabilities and project expenses.

Amerisur’s exploration blocks carry significant costs related to biodiversity management and reputational risk due to overlapping claims of rightful ownership.

With the acquisition of Amerisur in January 2020, we have assumed significant and unpredictable costs for biodiversity management if we are to comply with best industry practices aligned to IFC’s Performance Standard 6. Costs related to mitigation measures to protect the habitat could be larger than currently anticipated due to unanticipated findings in baseline biodiversity studies.

Nine out of twelve of the Amerisur’s oil and gas development and exploration blocks in Colombia overlap with indigenous territories that are either formalized or are being considered for formal tribal land title under the Colombian land restitution law. In all instances we have taken ownership and responsibility over the consultation process with indigenous groups and ensure that broad community support is achieved for our presence in these areas. Project completion and cost expectations could change depending on the agreements achieved. Prolonged negotiations with indigenous communities and affected communities more generally, could draw the attention of international non-profit organizations and potentially result in social unrest, protests and blockades or legal actions, which could provoke material cost overruns and impacts to our reputation.

In Colombia, despite the fact that we closed prior consultations with tribal communities in our PUT-12 Block, some of the communities ignored such consultations and openly oppose to any hydrocarbons exploration and production activities in their territories, with the cooperation of environmental and indigenous NGO’s. Furthermore, this tribal communities are subject of precautionary measurements issued by the Human Rights Interamerican Commission, whereby the Colombian Government is obliged to adopt measures to protect the life and integrity of these communities. In addition, some of these tribal communities are also subject of precautionary measures issued by a Colombian Land Restitution Judge, who forbid all hydrocarbons and industrial activities within the communities’ legal territories and within those territories subject to the land restitution. This scenario may replicate in other areas operated by us, which may adversely affect our operations in the Putumayo area.

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

We may also become liable for the results of a litigation in the United Kingdom, where 270 members of the community of the area of influence of the Platanillo Block operated by us, claim to have suffered damages derived from Amerisur’s hydrocarbons exploration and production activities since 2009. Liabilities in this process may amount up to £4.47 million (equivalent to US$6.0 million as of December 31, 2021) if the court evidences the damages claimed by the 270 community members.

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

For example, in spring 2022 there will be national elections in Colombia to elect a new president and a new Congress. A new president and national government may take positions on oil and gas policy issues that are contrary to our interests. Changes regarding oil and gas or investment regulations and policies or a shift in political attitudes in Colombia are beyond our control and may significantly reduce our ability to expand our operations or operate a profitable business.

Our operations may also be adversely affected by laws and policies of the jurisdictions, including Bermuda, Colombia, Chile, Brazil, Argentina, Ecuador, Spain, the United Kingdom and other jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2020, the Chilean and Spanish governments and, in 2021 the Argentine and the Colombian governments introduced tax reforms. See Note 16 to our Consolidated Financial Statements.

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

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, ENAP, Petrobras, YPF and Petroecuador. For instance, for the year ended December 31, 2021, 100% of our crude oil and condensate sales in Chile were made to ENAP, the Chilean state-owned oil company. In addition, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

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

Our operations in Colombia are subject to security and human rights risks

Civil disturbances and criminal activities such as drug trafficking, vandalism, extortion or kidnapping may disrupt our operations in Colombia. Such incidents may halt or delay exploration and production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency and increase community tensions. In addition, the manner in which our personnel and the Colombian government respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to human rights. While we remain committed to strengthening our security processes and protocols, there is no guarantee that such incidents will not occur in the future. For example, in 2021, our supply chain in the Llanos and Putumayo basins was affected by a series of extensive protests and demonstrations across Colombia that included road blockades, which resulted in temporary production curtailments.

In addition, various laws, conventions and guidelines relating to human rights may impact our operations, including those mandating prior consultations with indigenous communities. While we have experience managing these consultations, one or more groups may oppose our current and future operations or further development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation, operation and financial results. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, which may result in considerable delays to the advancement of our projects.

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

Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.

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

On March 10, 2021, and May 5, 2021, our Board of Directors declared quarterly cash dividend of US$0.0205 per share payable on April 13, 2021, and May 28, 2021, to our shareholders of record at the close of business on March 31, 2021, and May 17, 2021, respectively.

On August 4, 2021 and November 10, 2021, our Board of Directors declared a quarterly cash dividend of US$0.041 per share payable on August 31, 2021, and December 7, 2021, to our shareholders of record at the close of business on August 17, 2021, and November 23, 2021, respectively.

On March 9, 2022, our Board of Directors declared a quarterly cash dividend of US$0.082 per share payable on March 31, 2022, to our shareholders of record at the close of business on March 24, 2022.

Due to losses resulting from the oil price decline, accumulated losses amount to US$314.8 million as of December 31, 2021, and our total equity as of December 31, 2021, is negative US$61.9 million.

We are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, 1981 (as amended) of Bermuda (the “Companies Act”), we may not declare or pay a dividend or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due; or (ii) that the realizable value of our assets would thereby be less than our liabilities. We are also subject to contractual restrictions under certain of our indebtedness. “Contributed surplus” is defined for purposes of section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 60,238,026 common shares were outstanding as of December 31, 2021. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Certain members of our board of directors and our senior management held 20.5% of our outstanding common shares as of March 12, 2022, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

Shareholder activism could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

Shareholder activism has been increasing generally and in the energy industry specifically. Investors may from time to time attempt to effect changes to our business or governance, with respect to climate change or otherwise, by means such as shareholder proposals, public campaigns, proxy solicitations or otherwise. Such actions could adversely impact us by distracting the Board and employees from core business operations, increasing advisory fees and related costs, interfering with our ability to successfully execute on strategic transactions and plans and provoking perceived uncertainty about the future direction of the business.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and development of the company

General

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2006. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive offices are located at Street 94 N° 11-30, 8, 9, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337, and Florida 981, 1st floor, Buenos Aires, Argentina, telephone number +5411 4312 9400.

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

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America. We operate in Colombia, Chile, Brazil, Argentina and Ecuador. We are focused on Latin America because we believe it is one of the most important regions globally in terms of hydrocarbon potential, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 37.6 mboepd during the year ended December 31, 2021, of which 83%, 6%, 6% and 5% were, respectively, in Colombia, Chile, Argentina and Brazil, and of which 86% was oil. As of December 31, 2021, according to the ANH, we were ranked as the second largest oil operator in Colombia, where we made the largest new oil field discovery in the last 20 years and we are the first private oil and gas operator in Chile. We partnered with Petrobras in one of Brazil’s largest producing gas fields. During 2019, we signed the final participation contracts to start our operations in Ecuador. In January 2020, we successfully closed the acquisition and initiated operational takeover and integration of Amerisur’s assets in Colombia. In 2021, we drilled our first exploratory well in the Perico Block and we accepted an offer to divest non-core Argentina assets for a consideration of US$16 million, which closed on January 31, 2022.

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

Our business model reflects our principal capabilities:

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

We believe that our risk and capital management policies have enabled us to compile a geographically diverse portfolio of properties that balances exploration, development and production of oil and gas. These attributes have also allowed us to raise capital and to partner with premier international companies. Most importantly, we believe we have developed a distinctive culture within our organization that promotes and rewards trust, partnership, entrepreneurship and merit. Consistent with this approach, all of our employees are eligible to participate in our long-term incentive program, which is the Performance-Based Employee Long-Term Incentive Program. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employee Performance-Based and Long-Term Incentive Programs.”

Our regional platform and risk-balanced portfolio has been built following a proactive but conservative long-term technical approach, converting projects into successful value-generating assets.

History

We were founded in 2002 by Gerald E. O’Shaughnessy and James F. Park, who have over 40 years of international oil and natural gas experience, respectively. Mr. O’Shaughnessy served as our Chairman until June 8, 2021. Mr. Park currently serves as our Chief Executive Officer and Deputy Chairman of the Board. In 2021, Sylvia Escovar Gomez was appointed as new Chair of the Board.

We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America. During 2021, we operated in Colombia, Chile, Brazil, Argentina and Ecuador.

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

On January 16, 2020, we acquired the entire share capital of Amerisur, a company previously listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur were exploration, development and production of oil and gas reserves in Latin America.

Brazil

Since 2013, we have participated many times in the Brazilian ANP Bid Rounds and every time we participated we have been awarded exploratory concessions.

As of 2014, following the Rio das Contas acquisition, we have a 10% working interest in the BCAM-40 Concession, which includes an interest in the Manati Gas Field operated by Petrobras.

On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati gas field to Gas Bridge for a total consideration of R$144.4 million (approximately US$27 million as of the date of the agreement at the exchange rate of R$5.35 to US$1.00), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, which is subject to obtaining certain regulatory approvals. The transaction was agreed with an effective date of December 31, 2020 and is subject to certain conditions, including the acquisition by Gas Bridge of the remaining 90% working interest and operatorship of the Manati gas field. As of the date of this annual report these conditions have not been met.

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

During May 2021, we initiated a process to evaluate farm-out or divestment opportunities to sell our 100% working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline.

On November 3, 2021, the sale and purchase and assignment agreement was signed for a total consideration of US$16 million, subject to working capital adjustments. Closing of the transaction took place on January 31, 2022.

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

On July 15, 2020, we notified our irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. On April 6, 2021, the final agreement with Petroperu was signed and, on May 31, 2021, the joint operation agreement was terminated. On September 28, 2021, the supreme decree approving the assignment was issued by the Peruvian Government, and the public deed corresponding to that assignment was executed by us and Petroperu on November 15, 2021. Consequently, from such date, Petroperu holds all the rights and obligations under the Morona Block license contract.

Ecuador

On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in April 2019. We assumed a commitment of carrying out 3D seismic in the Espejo Block and drilling four exploration wells in each block, which amounts to US$39 million in capital expenditures for our working interest, until June 2025.

In December 2021 we drilled and completed the first exploration well in the Perico Block, which resulted in discovery of oil, with testing activities currently underway and we are carrying out the acquisition of 60 sq km of 3D seismic in the Espejo Block, targeting to spud the first exploration well in the second half of 2022.

Funding

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In September 2017, we issued US$425.0 million aggregate principal amount of 6.50% senior notes due 2024. The net proceeds from the Notes were used by us (i) to make a capital contribution to our wholly-owned subsidiary, Agencia, providing it with sufficient funds to fully repay senior secured notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of Aguada Baguales, El Porvenir and Puesto Touquet blocks in the Neuquén Basin in Argentina and to repay existing indebtedness, including the Itaú loan.

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

In April 2021, we executed a series of transactions that included a successful tender to purchase US$255.0 million of the 2024 Notes that was funded with a combination of cash in hand and a US$150.0 million new issuance from the reopening of the 2027 Notes. The new notes offering, and the tender offer closed on April 23, 2021, and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$1,000 for each US$1,000 principal amount of the 2024 Notes plus the early tender payment of US$50 for each US$1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$2.0 million. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia.

Following these transactions, we reduced our total indebtedness nominal amount by US$105.0 million and improved our financial profile by extending our debt maturities.

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

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2021. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	In process of relinquishment. See “—Our operations—Operations in Colombia” and “—Our operations—Operations in Argentina.”
(2)	On February 23, 2021, we requested the termination of the contract due to the occurrence of force majeure events relating to legal proceedings commenced by ethnic communities. This request is subject to ANH approval as of the date of this annual report. See “—Our operations—Operations in Colombia.”

(3)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals. As of the date of this annual report those conditions have not been met. See “—Our operations—Operations in Brazil.”
(4)	During May 2021, we initiated a process to evaluate farm-out or divestment opportunities to sell our 100% working interest and operatorship in these blocks. Closing of the transaction took place on January 31, 2022. See “—Our operations—Operations in Argentina.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2021.

	For the year ended December 31, 2021
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	78.8	1.2	79.0	100%	618,268	90%
Chile	1.3	16.7	4.2	31%	21,471	3%
Brazil	—	13.6	2.3	—%	20,109	3%
Argentina	1.8	3.4	2.3	78%	28,695	4%
Total	81.9	34.9	87.8	93%	688,543	100%

Our commitment to growth has translated into a strong compounded annual growth rate (“CAGR”), of 8% for production in the period from 2017 to 2021, as measured by boepd in the table below.

	For the year ended December 31,
	2021	2020	2019	2018	2017
Average net production (mboepd)	37.6	40.2	40.0	36.0	27.6
% oil	86%	87%	86%	85%	83%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2021.

	Average daily production
	For the year ended December 31, 2021
	Colombia	Chile	Brazil	Argentina	Total
Oil production
Total crude oil production (bopd)	30,920	313	26	1,215	32,474
Natural gas production
Total natural gas production (mcf/day)	1,374	12,507	11,357	5,529	30,767
Oil and natural gas production
Total oil and natural gas production (mboepd)	31,150	2,397	1,919	2,136	37,602

Our assets

We have a well-balanced portfolio of assets that includes working and/or economic interests in 42 hydrocarbon blocks, 41 of which are onshore blocks, including 10 in production as of December 31, 2021. Our assets give us access to more than 6.7 million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2021, the blocks in Colombia, Chile, Brazil and Argentina in which we have a working interest had 87.8 mmboe of net proved reserves, with 90%, 5%, 3% and 3% of such net proved reserves located in Colombia, Chile, Brazil and Argentina, respectively.

We produced a net average of 37.6 mboepd during the year ended December 31, 2021, of which 83%, 6%, 6% and 5%, were in Colombia, Chile, Argentina and Brazil, respectively, and of which 86% was oil.

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

●	Colombia. In 2012, we acquired assets in Colombia at attractive prices, which gave us access to exploratory and productive acres with many prospects. In the Llanos Basin, we pioneered a new play type combining structural and stratigraphic traps. As a result, in the Llanos 34 Block our average daily production has grown from 0 at the time of acquisition to more than 26,000 bopd at our working interest, as of December 31, 2021. During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block, and we also executed an agreement with Parex to assume a 50% working interest in the Llanos 94 Block. On January 16, 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development and exploration blocks in Colombia and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).
●	Chile. In 2002, we acquired a non-operating working interest in the Fell Block in Chile, which at the time had no material oil and gas production or reserves despite having been actively explored and drilled over the course of more than 50 years. Since 2006, when we became the operator of the Fell Block we have performed active exploration and development drilling that resulted in multiple oil and gas discoveries.
●	Brazil. Since 2013, we have participated in the Brazilian ANP Bid Rounds and were awarded exploratory concessions in each one of them. In 2014, we acquired Rio das Contas, which gave us a 10% working interest in the BCAM-40 Concession, including the shallow-depth offshore Manati Field in the Camamu-Almada Basin in the State of Bahia, which has consistently self-funded its operations. The Manati Field has provided up to 1.8% of total gas produced in Brazil. On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block. The transaction is subject to certain conditions, including the acquisition by the acquirer of the remaining working interest and operatorship of the Manati gas field, and other regulatory approvals. As of the date of this annual report, these conditions have not been met.

●	Argentina. On December 18, 2017, we executed an asset purchase agreement (the “APA”) with Pluspetrol to acquire a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet blocks in Argentina. Closing of the transaction occurred on March 27, 2018. In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF S.A., and in October 2019, we signed the final agreement. On November 3, 2021, we signed the sale and purchase and assignment agreement to sell our 100% working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline for a total consideration of US$16 million, subject to working capital adjustments. Closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals.
●	Ecuador. On May 22, 2019, we signed final participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador, which were awarded to GeoPark in the Intracampos Bid Round held in Quito, Ecuador in April 2019. In December 2021 we drilled and completed the first exploration well in the Perico Block with testing activities currently underway and we are carrying out the acquisition of 3D seismic in the Espejo Block, targeting to spud the first exploration well in the second half of 2022.

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

For example, in Colombia, we acquired Amerisur to pursue a risk-balanced approach: one block had mainly proven production and reserves to provide us with a steady cash flow base, and the remaining blocks had highly prospective exploration licenses.

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “—Our operations.”

Platform and Funding

We are focused on continued growth utilizing a disciplined capital structure and a conservative financial philosophy. Due to the volatile nature of commodity prices, expenditure discipline and a focus on disciplined capital structure are critical to our business. Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, each country, has a local team running the business who recommends and advocates for the projects with which they want to move forward. The corporate team then ranks all of the projects based on economic, technical, environmental, social and corporate governance and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, the corporate team decides the amount of capital to be invested and allocates that capital to the highest value-adding projects. As an example, for the 2022 capital allocation process, over 115 projects were selected which comprise our 2022 work program, under the base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities.

We generated US$216.8 million and US$168.7 million in cash from operations in the years ended December 31, 2021 and 2020, respectively, and had US$100.6 million and US$201.9 million of cash and cash equivalents as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, we had US$674.1 million of total outstanding indebtedness and over 99% of our debt is scheduled to mature in 2024 (25.5%) and 2027 (74.2%).

In April 2021, we executed a series of transactions that included a successful tender to purchase US$255.0 million of the 2024 Notes that was funded with a combination of cash in hand and a US$150.0 million new issuance from the reopening of the 2027 Notes. The new notes offering, and the tender offer closed on April 23, 2021, and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$1,000 for each US$1,000 principal amount of the 2024 Notes plus the early tender payment of US$50 for each US$1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$2.0 million. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.A.S.

Following these transactions, we reduced our total indebtedness nominal amount by US$105.0 million and improved our financial profile by extending our debt maturities.

In June 2020, we entered into an offtake and prepayment agreement with Trafigura, under which we sold and delivered a portion of our Colombian crude oil production to Trafigura. The offtake agreement also provided us with a prepayment line of up to US$75 million in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on August 10, 2021. We have not withdrawn any amount from this prepayment agreement.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.50% senior notes due 2027 (the “Notes due 2027”). The Notes due 2027 contain incurrence-based limitations on the amount of indebtedness we can incur. See Note 27 to our Consolidated Financial Statements.

Strong cash flow

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2021, cash flows from operating activities were US$216.8 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures.

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

Since December 2018 we decided to manage our future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$83.7 million in 2019 and US$92.1 million in 2018, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. As of December 31, 2021, and 2020, we have no currency risk management contracts in place.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become the second largest operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV-10 of US$1.1 billion as of December 31, 2021. Our enhanced regional portfolio, including investment-grade countries and strong partnerships, position us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

On January 16, 2020, we acquired the entire share capital of Amerisur, a company listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange. The principal activities of Amerisur were exploration, development and production for oil and gas reserves in Latin America. Amerisur owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and one non-operated block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams. For example, as commodity prices were projected to decline throughout 2020, on March 19, 2020, we announced a decision to shift our development plan primarily to our operations in the Llanos 34 Block to focus on the Llanos Basin, which had demonstrated strong returns on capital. Our operating team reacted quickly to pivot our operations that were unburdened by drilling obligations and worked with our service partners to coordinate a smooth and efficient transition to a new plan. Since then, we were able to control production costs, as exemplified by our average operating costs for the Llanos 34 Block, which were US$5.8 per boe for the year ended December 31, 2021.

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

Maintain our commitment to environmental, safety, human rights and social responsibility

A major component of our business strategy is our focus on and commitment to our safety, environmental and social responsibilities, in line with international standards. We see this as a fundamental element of ensuring long-term business initiatives. We are committed to minimizing the impact of our projects on the environment and aim to create mutually beneficial relationships with the local communities in which we operate in order to enhance our ability to create sustainable value in our projects. These commitments are embodied in our in-house value system, which we refer to as “S.P.E.E.D.” (Safety, Prosperity, Employees, Environment and Community Development). Our S.P.E.E.D. program was developed in accordance with several international quality standards, including ISO 14001 (for environmental management issues), ISO 45001 (for occupational health and safety management issues), ISO 26000 (for social accountability and workers’ rights issues), and associations guidelines including IOGP, IPIECA, IADC and ARPEL. See “—Health, safety and environmental matters.”

During 2016, we began the ISO 14001 certifying process through programs related to the efficient use of natural resources and compliance with environmental regulation. We have also provided training to our staff and the communities in which we operate with respect to these matters.

In August 2017, we obtained the ISO 14001:2015 certification for our environmental management process for the design, construction, operation, maintenance, modernization and dismantlement of GeoPark Colombia S.A.S.’s facilities, and the performance of exploration and oil and gas production activities in the Llanos 34 and VIM-3 blocks with a commitment to continuously improve our processes. We obtained the ISO 14001:2015 re-certification in 2018 and in 2020 the certification was renewed and extended until August 2023.

Since 2017, GeoPark has certified the greenhouse gas inventory of its operations in Scopes 1 and 2 in Colombia, through the NTC-ISO 14064-3:2006 standard of the Colombian Institute of Technical Standards and Certification (ICONTEC). GeoPark was the second private company to get this certification in Colombia, allowing us to draw a roadmap to reduce our emissions of greenhouse gases and help the country meet the commitment it took on at the 2015 United Nations Climate Change Conference.

In 2018, the Colombian government granted GeoPark the “Best Social Practices in the Energy Industry” award for our good neighbor social conflict prevention program. GeoPark’s model for community engagement was chosen out of 107 different initiatives by a panel composed of representatives from the Ministry of Mines and Energy, the National Hydrocarbons Agency and the United Nations Development Program. In 2019, we won the “Best Social Practices in the Energy Industry” award for the second year in a row, along with the “Best Socio-Laboral Practices” award, for our “Juntos Sumamos” program. Once again in 2021 we won the “Best Social Practices in the Energy Industry” award through our ‘Viviendas Sostenibles’ housing program that improves the living conditions and welfare of our Casanare and Putumayo neighbors. The jury was composed of public sector members and representatives from academic and multilateral organizations. The award was determined based on the impact of each initiative, its sustainability efforts, innovation and relation to the 2030 agenda.

In spite of physical distancing due to the COVID-19 pandemic, in 2021 we kept in permanent contact with the local communities in which we operate, contributing to food security for vulnerable households and supporting local and national authorities’ efforts to halt the spread of the virus.

In 2019, we joined the Equipares gender equality certification program, an initiative of the Colombian government and the United Nations Development Program (UNDP) focused on achieving parity in the workplace. In 2020, we created a standing company-wide committee to implement action plans that encourage and sustain the values of equity, inclusion and diversity. In 2020, we reported for the first time our gender equality metrics using the Bloomberg Gender Reporting Framework. In 2021 we achieved the Equipares Silver Seal, after the Colombian Institute of Technical Standards and Certification (ICONTEC) gave a 91/100 rating to our SGIG (Gender Equality Management System).

In January 2022 GeoPark was added to the Bloomberg Gender-Equality Index, including companies with best-in-class gender-related practices and policies. In January 2021, we participated in but were not included due to our market capitalization, but we were highlighted nevertheless for our score.

In 2021, we reported our S.P.E.E.D. and Environment, Social and Governance metrics according to the Global Reporting Initiative (GRI) standards as well as the sustainability reporting guide of the Global Oil and Gas Association for Advancing Environmental and Social Performance (IPIECA, 2020) and the Sustainability Accounting Standards Board (SASB, 2018).

Among the material sustainability topics included in our 2020 S.P.E.E.D. and ESG report are: safety and health management, supply chain management, stakeholder relations, legal compliance, employee development and training, integrated water resources management, energy efficiency, emissions management, biodiversity protection, social risk assessment, and relationship with indigenous communities.

On March 26, 2021, we received a rating of BBB (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment. We progressed from B in 2018 to BBB in 2021. The improvement in ratings was principally due to governance and greenhouse gas emission plan. The 2021 upgrade was based on our improvements in Health & Safety and Carbon Emissions.

Our approach on human rights seeks to conduct business in a way that is consistent with the UN Guiding Principles on Business and Human Rights (the “UN Guiding Principles”), the ten UN Global Compact Principles and the Voluntary Principles on Security and Human Rights. Our commitment to the Voluntary Principles on Security and Human Rights is reflected in our S.P.E.E.D. program, as well as in all our policies and procedures. Human rights aspects are integrated into relevant internal management processes, tools, and trainings. On-going activities, business relationships and new business opportunities are assessed for potential human rights impacts and aspects, following a risk-based approach, with continued efforts to strengthen the diversity of our workforce, considering gender, nationality, background, ethnicity, competence, age and preferences.

In 2021, we continued the strengthening of our processes for managing human rights in our supply chain and on raising awareness. A compliance appendix, covering human rights and anti-corruption standards for suppliers, was introduced for all material contracts.

On October 13, 2021, five United Nations rapporteurships on human rights matters, coordinated by the working group on the issue of human rights and transnational corporations and other business enterprises, delivered to our Chief Executive Officer a letter under the special procedures of the United Nations Human Rights Council, to request: i) clarification on the information received from the Siona Buenavista Indigenous community, located in Puerto Asis, Putumayo, related with human rights alleged violations and, ii) information on the Human Rights Due Diligence procedures, policies, processes and actions implemented by us to prevent, mitigate and remediate human rights violations within its operations.

On December 7, 2021, we replied to the letter received from the UN Special Procedures Secretariat dated October 13, 2021, providing information on each of the matters addressed therein.

On December 14, 2021, and January 4, 2022, the chancelleries of Chile and Colombia submitted their reply to the United Nations Human Rights Council letter, respectively.

In February 2022, we met with the Latin American representative to the UN Working Group on Business and Human Rights, to establish direct contact with this group, which will enable further communication as may be required.

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance. It is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. We believe that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have zero-tolerance policy towards all forms of corruption. This policy is embedded across our Company through our corporate values, our Code of Conduct (Our Code), and our Compliance Program. They prohibit all forms of corruption and bribery and reflects our values and our commitment to high ethical standards in business activities; they apply to all our employees, board members and third parties.

We support and engage in global transparency initiatives through our membership in the Extractive Industries Transparency Initiative (EITI). Since 2018, we have actively participated in the Colombian EITI initiative and taken part of a multi-stakeholder working group organized by Transparency International Colombia in preparation of the report.

Highly committed founding shareholder and technical and management teams with proven industry expertise and technically-driven culture

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

Our CEO, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 12, 2022, Mr. Park held 14.0% of our outstanding common shares.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, ENAP, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 12, 2021, our executive directors and key management (excluding one of our founding shareholders, Mr. James F. Park) owned 2.1% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” One of our founding shareholders is also involved in our daily operations and strategy.

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

Innovation

We are continuously looking for opportunities to innovate driving efficiency, employee productivity, engagement, collaboration, communication, and decision-making leveraging technology in all areas of our organization. We believe we have successfully incorporated new digital capabilities like artificial intelligence, machine learning, internet of things, big data, automation and cloud computing. During 2021, we implemented more than 40 innovative initiatives with top partners like Microsoft, Google, Halliburton, Cisco, SAP, among others. The following are some of the projects that have been part of or innovation culture:

●	Digital drilling: We automated the drilling platforms using sophisticated technology with partners such as Halliburton, aimed at increasing the rate of penetration and reducing costs focused on non-production time and unplanned events based on information from the drillers. During our drilling operations, our platform helps the operation make quicker, smarter decisions to stay on plan and achieve predictable results consistently. The digital drilling transformation program is on track and is expected to be fully implemented by the first semester of 2022.
●	Hydraulic stimulation: We implemented hydraulic stimulation techniques to increase productivity of low-performance wells (Jacana 33 and Jacana 44 in Llanos 34 Block in Colombia) and we are expecting results by the first semester of 2022.
●	ESP failure prediction: During the second semester of 2021, we embraced the challenge to create a model using artificial intelligence and machine learning to predict failures of the electro submersible pump platforms with positive results. Following its successful implementation, we expect to continue using this technology during 2022.
●	Separation of mercury from oil: We implemented a chemical treatment process of the crude produced in the Fell Block to reach the mercury content specification for sales. We expect this to generate positive results during the first semester of 2022.
●	Micro-bubble: We embraced the challenge to implement a simplified crude water separation process by incorporating the micro-bubble generation technology in the skim tank that allows increasing efficiencies in the removal of fats and oils to values greater than 90%, allowing us to reduce the use of chemicals in the treatment and elimination of flotation cell equipment. If the results continue to be positive in the short term, we expect to expand our use of this technology on a large scale by 2022.
●	Transition to cloud and enhanced cyber security: A successful transition to cloud has been implemented with sophisticated security controls based on end point response technology, firewalls, and software protections. This project has helped to boost productivity taking advantage of cloud services. We also implemented a data interconnection platform based on SDWAN software that allows our offices to be connected and at the same time with Microsoft Azure clouds, reducing MPLS interconnection services costs significantly.

Other innovation projects such as the optimization and implementation of water disposal, oil data capture, electrical reliability, artificial intelligence for geologists, automation of critical processes and data portals are part of the Digital Innovation roadmap that we intend to advance going forward. We continue to look for opportunities that drive efficiency, mitigate risk, reduce costs, and increase production using internal and external talent with advanced technology.

For a more in-depth discussion of our 2021 results, liquidity and its capital resources, please see “Item 5—Operating and Financial Review and Prospects”.

2022 Strategy and Outlook

Oil prices have been volatile over the past years. In preparation for continued volatility and the prolonged effects of the COVID-19 pandemic, we have developed multiple scenarios for our 2022 capital expenditure program.

Our preliminary base capital program for 2022 considered a reference oil price assumption of US$65-70 per barrel and called for approximately US$160-180 million to fund our exploration and development which we intend to fund through cash flows from operations and cash-in-hand, to be allocated approximately as follows:

●	Colombia: US$145-165 million. Focus on continuing the development of the core Llanos 34 block, accelerating development and exploration activities in high potential blocks near Llanos 34 plus 3D seismic and other pre-drilling activities to continue adding new plays, leads and prospects.

●	Ecuador: US$13-17 million. Focus on two or three gross exploration wells: one or two in the Espejo block and one or two in the Perico block plus the acquisition of 60 square kilometers of 3D seismic in the Espejo block.

●	Other activities in Putumayo and Chile: US$1-2 million. Focus on two or three gross development wells and one potential gross exploration well plus seismic reprocessing and other preoperational activities.

In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption below US$50 per barrel and consists of an alternative capital expenditure program of approximately US$120 million-US$150 million consisting mainly of certain low risk and quick cash flow generating projects. The upside scenario work program considers a reference oil price assumption above US$80 per barrel or higher and consists of an alternative capital expenditure program of approximately US$190 million-US$220 million to be selected from identified projects designed to increase reserves and production.

In order to secure minimum oil prices for our 2022 production and beyond, we have commodity risk management contracts in place covering a portion of our production for 2022 and 2023 and monitor market conditions on a continuous basis to evaluate additional new commodity risk management contracts for the future.

Additionally, we continue to monitor the potential impact of the COVID-19 pandemic and the oil price volatility as a result of the armed conflict in Ukraine on our financial condition, cash flows and results of operations.

Our operations

We have a well-balanced portfolio of assets that includes working and/or economic interests in 42 hydrocarbon blocks, 41 of which are onshore blocks, including 10 in production as of December 31, 2021.

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

Operations in Colombia

As of December 31, 2021, our Colombian assets gave us access to more than 3,690,000 gross exploratory and productive acres across 23 blocks in what we believe to be one of South America’s most attractive oil and gas geographies.

Since we entered Colombia in 2012, we have achieved consistent growth and we were able to maintain our oil production and proved reserves, mainly achieved through successful exploration and development activities we made at our operated Llanos 34 Block, which as of December 31, 2021 accounts for 81% of our production and 88% of our proved reserves in Colombia.

The table below shows average production and proved oil and gas reserves (derived from D&M Reserves Report) in Colombia for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Average net oil production (mboepd)	30.9	33.0	32.1
Net proved reserves at year-end (mmboe)	79.0	89.3	91.0

Highlights of the year ended December 31, 2021 related to our operations in Colombia included:

●	National electric grid connection and PV solar projects currently underway to continue improving industry-leading cost and carbon footprint performance in the Llanos 34 Block;

●	We were awarded with the Equipares Silver Award by Colombian Ministry of Labor, for our commitment to promote equality, inclusion and diversity;
●	In September 2021, we were included in the S&P Colombia BMI, to continue expanding our investor base;
●	The Colombian government awarded us a first prize for the Company’s “Viviendas Sostenibles” initiative, as part of the “Significant Experiences Program” that recognizes sustainability best practices in the mining and energy industries;
●	Drilling campaign with 26 gross wells drilled and put into production in the Jacana, Tigana and Tigui oil fields in the Llanos 34 Block;
●	Completed 250 and 112 sq. km. of 3D seismic acquisitions in the CPO-5 and PUT-8 Blocks respectively, in the second quarter of 2021;
●	Recent successful results in the Tigui area in Llanos 34 Block, expanding field limits and opening new drilling opportunities;
●	Successful drilling of the Jacana 49 development in Llanos 34 Block in November 2021. The well shows higher productivity rates and improved reservoir conditions than neighboring wells, opening new drilling opportunities that will be tested in 2022. Jacana 49 is located close to the southwest limits of the field and 1.7 km. from the CPO-5 Block;
●	Successfully drilling of the Alea Oeste 1 development well in Platanillo Block, with completion and testing activities currently underway;
●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;
●	Average net oil production decreased by 6%, to 30.9 mboepd in 2021 from 33.0 mboepd in 2020;
●	Proved oil and gas reserves decreased by 12% to 79.0 mmboe at year-end 2021, from 89.3 mmboe at year-end 2020 after producing 10.5 mmboe;
●	Capital expenditures increased by 95% to US$119.9 million in 2021 from US$61.6 million in 2020; and
●	Operating costs levels per barrel increased by 20% from US$5.4 in 2020 to US$6.5 in 2021.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P Contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below shows the location of the blocks in Colombia in which we have working and/or economic interests.

(1)	In process of relinquishment. See “—Our operations—Operations in Colombia.”
(2)	On February 23, 2021, we requested the termination of the contract due to the occurrence of force majeure events relating to legal proceedings commenced by ethnic communities. This request is subject to ANH approval as of the date of this annual report.

The table summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2021.

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(mmboe)	(boepd)	Basin	expiration year
Llanos 34	63.5	45%	Verano Energy	GeoPark	69.6	25,187	Llanos	Exploitation: 2039-2045(3)
Llanos 32	50.2	12.5%	Verano Energy	Verano Energy	2.4	456	Llanos	Exploration: 2022
								Exploitation: 2040-2045(3)
VIM-3	46.9	100%	—	GeoPark	—	—	Magdalena	In process of termination
Llanos 86	255.5	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 87	107.6	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2023
Llanos 104	274.8	50%	Hocol	GeoPark	—	—	Llanos	Phase zero(4)
Llanos 123	88.3	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2024
Llanos 124	27.6	50%	Hocol	GeoPark	—	—	Llanos	Exploration: 2024
Llanos 94	89.2	50%	Parex	Parex	—	—	Llanos	Exploration: 2023
Andaquíes	114.9	100%	—	GeoPark	—	—	Putumayo	In process of termination
Coatí	61.8	100%	—	GeoPark	—	—	Putumayo	Exploration: Currently suspended
CPO-5	490.8	30%	ONGC Videsh	ONGC Videsh	5.1	3,722	Llanos	Exploration: 2022
								Exploitation: 2042
Mecaya	74.1	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
Platanillo	27.3	100%	—	GeoPark	1.9	1,766	Putumayo	Exploitation: 2033(3)
PUT-8	102.8	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: 2022
PUT-9	121.5	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
PUT-12	134.5	60%	Pluspetrol	GeoPark	—	—	Putumayo	In process of termination
PUT-14	114.6	100%	—	GeoPark	—	—	Putumayo	Phase zero(4)
PUT-30	95.2	100%	—	GeoPark	—	—	Putumayo	In process of termination
PUT-36	148.0	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
Tacacho	589.0	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
Terecay	586.6	50%	Sierracol Energy	GeoPark	—	—	Putumayo	Exploration: Currently suspended
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field by field basis.
(4)	In this phase the Ministry of Interior must certify the presence or absence of indigenous communities and carry out a prior consultation process, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into Phase 1, where the exploratory commitments become mandatory.

The table summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2021

	Gross acres
	(thousand	Economic		Production
Block	acres)	interest(1)	Operator	(boepd)	Basin
Abanico	25.7	10%	Frontera	19	Magdalena
(1)	Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

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

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 63,529 gross acres (257 sq. km.). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at that time had no production, reserves or wells drilled on it, and with 210 sq. km. of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2021 we engaged in exploration and development activities that resulted in 10 new oil fields discoveries and increased proved reserves and oil production year by year up to a peak oil production of 34,995 bopd. Average net production in 2021 was 25,187 bopd and net reserves of 69.6 mmboe. By the end of 2021, we have drilled more than 160 wells, with 139 producer wells that have accumulated more than 139 million barrels of oil. The Llanos 34 Block has three reservoirs: the Guadalupe Formation, which produces 88% of our oil production in the Block, Mirador, which produces 11% of our oil production in the Block and Gacheta, which produces 1% of our oil production in the Block, with an API gravity between 13° and 30.6°. During these 10 years of operation in Llanos 34 Block, we have built all the required infrastructure to produce and manage the fluids of the assets, including 10 production facilities, 24 kilometers of power grid, more than 45 kilometers of flowlines for fluid transfer, 136 kilometers of roads and a 42 kilometers oil pipeline. In December 2020, we connected the Tigana field in the Llanos 34 Block to the ODCA pipeline in, further reducing truck traffic, contributing to further reduce operational risk, costs and carbon emissions. As of the date of this annual report, outstanding investment commitments of US$17.4 million related to this block correspond to the drilling of 3 exploratory wells before November 10, 2021. Due to a private agreement with the partner in the block, the investment commitment incurred by us amounts to US$12.8 million. As of the date of this annual report, we had already drilled the three exploratory wells and are waiting for ANH’s approval to fulfill the investment commitment.

Our partner in the Llanos 34 Block is Verano Energy (a subsidiary of Parex), which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P Contract with the ANH. See “—Significant Agreements—Colombia—E&P Contracts—Llanos 34 Block E&P Contract.”

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block. The Llanos 32 Block covers approximately 50,211 gross acres (203 sq. km.). Verano Energy is the operator of this block and has an 87.5% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2021, our average net production in the Llanos 32 Block was 456 bopd. As of the date of this annual report, outstanding investment commitments related to this block correspond to the drilling of 5 exploratory wells before February 20, 2022. Due to a private agreement with the partner in the block, the investment commitment incurred by us amounts to US$9.2 million. As of the date of this annual report, the five exploratory wells have already been drilled and ANH approval of the fulfillment of the investment commitment is pending.

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

Llanos 86 and Llanos 104 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest executed an E&P contract over these blocks on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts that are in its exploratory phase 1 as of the date of this annual report and cover approximately 530,309 gross acres (2,146 sq. km.). We have requested the Ministry of Interior to certify if there are indigenous communities present in the area and the Ministry confirmed the presence of such communities. Therefore, we conducted the due prior consultation process with the communities. On March 15, 2022 the prior consultation process concluded, and the contract entered into exploratory phase 1 in which the commitments are: acquisition of 3D seismic, reprocessing of 2D seismic and drilling of two exploratory wells for an estimated amount of US$9.5 million for Llanos 86 Block and US$8.4 million for Llanos 104 Block as of the date of this annual report.

Llanos 87 Block. GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. The Ministry of Interior certified the absence of indigenous communities in the area. We are the operator of this contract that is currently in exploratory phase 1 and covers approximately 107,624 gross acres (435 sq. km.). Phase 1 commitments are reprocessing of 3D seismic, drilling of four exploratory wells and acquisition of aero geophysics before January 18, 2023, with an estimated amount of US$13.2 million as of the date of this annual report.

Llanos 123 and Llanos 124 Blocks: GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over these blocks on December 20, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts that covers approximately 115,956 gross acres (469 sq. km.). As of the date of this annual report, outstanding investment commitments of US$16.8 million related to these blocks correspond to (i) reprocessing 3D seismic, acquiring geochemistry and drilling of two exploratory wells for Llanos 123 Block with an estimated amount of US$6.8 million before January 14, 2024, and; (ii) the acquisition of 3D seismic, reprocessing of 3D seismic, acquisition of geochemistry and drilling of three exploratory wells for Llanos 124 Block with an estimated amount of US$10.0 million before January 14, 2024.

Llanos 94 Block. On July 24, 2019, the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH in 2019. This contract is in its exploratory phase 1 and covers approximately 89,175 gross acres (360.8 sq. km.). We acquired a 50% working interest from Parex and obtained ANH’s approval to such transfer in May, 2020. As of the date of this annual report, outstanding investment commitments of US$10.9 million related to this block correspond to the acquisition of 3D seismic, reprocessing of 3D seismic and drilling of 3 exploratory wells before October 1, 2023.

CPO-5 Block. On December 26, 2008, the E&P Contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. This contract covers approximately 490,825 gross acres (1,986 sq. km.). We hold a 30% working interest since the acquisition of Amerisur. As of the date of this annual report this contract is in exploratory phase 2 in which the pending commitment correspond to the acquisition, processing and interpretation of 230 sq. km. of 3D seismic for an amount of US$2.8 million before July 8, 2024. There are two commercial fields called Mariposa and Indico. Average net production in 2021 was 3,722 bopd and net reserves were 5.1 mmboe.

Magdalena Basin:

VIM-3 Block. On July 23, 2014, we were awarded an exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. The VIM-3 Block is located in the Lower Magdalena Basin. In 2018, we filed a request before the ANH to terminate the E&P Contract due to environmental restrictions in the block. These restrictions became apparent once the National Authority of Environmental Licenses issued the environmental license. As of the date of this annual report, the termination was approved by the ANH with a remaining commitment for an amount of US$9.3 million, which were transferred to CPO-5 Block in Colombia. As of the date of this annual report, the relinquishment of the Block is still pending.

Putumayo Basin:

Andaquies Block. We are the operator of and have a 100% working interest in the Andaquies Block, which covers approximately 114,879 gross acres (465 sq. km.). As of the date of this annual report the contract is in phase 3 of the exploration period. On February 14, 2020, we presented our withdrawal from the E&P Contract and requested the ANH to approve the transfer of the pending commitments to the Llanos 32 Block. On February 20, 2020, the ANH approved the request. We and the ANH already began the process of relinquishment of the E&P Contract and its subsequent liquidation.

Coati Block. We are the operator of and have a 100% working interest in the Coati Block, which covers approximately 61,843 gross acres (250 sq. km.). As of the date of this annual report the contract is in phase 3 of the exploration period, which exploration commitment consists of the acquisition of 57 sq. km. of 3D seismic and 30 km. of 2D seismic, for an estimated amount of US$4.5 million. Furthermore, on September 2006, the former operator declared an Evaluation Area and presented an Evaluation Program in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coatí-1 well. Both, the phase 3 and the Temblon Evaluation Program, are currently suspended due to force majeure events (relating to prior consultations).

Mecaya Block. We are the operator of and have a 50% working interest in the Mecaya Block, which covers approximately 74,128 gross acres (300 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in unified phases 1 and 2 of the exploration period, which remaining exploration commitment consists of the acquisition of 52.2 sq. km. of 3D seismic for an amount of US$0.6 million. On December 2010, the former operator declared an evaluation area and presented an evaluation program for the Mecaya-1 well (Mecaya Evaluation Program). Both the unified phases 1 and 2 and the evaluation program are currently suspended due to force majeure events (relating to prior consultations).

Platanillo Block. We are the operator of and have a 100% working interest in the Platanillo Block, which covers approximately 27,300 gross acres (110 sq. km.). On September 11, 2009, we began the commercial exploitation of the Platanillo Block (Alea 1 and Platanillo 2 wells, began). Average net production in 2021 was 1,766 bopd and net reserves of 1.9 mmboe.

Putumayo 8 Block. We are the operator of and have a 50% working interest in the Putumayo 8 Block, which covers approximately 102,800 gross acres (416 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period. As of the date of this annual report, outstanding investment commitments of US$13.1 million related to this block correspond to the drilling of 3 exploratory wells and the acquisition of 112 sq. km. of 3D seismic before July 5, 2023.

Putumayo 9 Block. We are the operator of and have a 50% working interest in the Putumayo 9 Block, which covers approximately 121,453 gross acres (492 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period and outstanding investment commitments of US$4.4 million related to this block correspond to drilling of two exploratory wells before October 14, 2020, and the acquisition of 126.25 sq. km. of 3D seismic. Phase 1 was suspended on June 25, 2019, due to the occurrence of a force majeure event consisting of the issuance of the Municipal Agreement No. 007 of Puerto Guzmán, which prohibits the hydrocarbon exploration and production activities in such municipality.

Putumayo 12 Block. We are the operator of and have a 60% working interest in the Putumayo 12 Block, which covers approximately 134,534 gross acres (544 sq. km.). Pluspetrol Colombia Corporation (“Pluspetrol”) is the owner of the remaining 40% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, and outstanding investment commitments of US$14.4 million related to this block consist of the drilling of one exploratory well, the acquisition of 131 km. of 2D seismic, and the acquisition of geochemistry before November 29, 2021. On February 23, 2021, we requested the termination of the contract due to the occurrence of force majeure events related with judicial procedures initiated by ethnic communities.

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

Putumayo 30 Block. We are the operator of and have a 100% working interest in the Putumayo 30 Block, which covers approximately 95,172 gross acres (385 sq. km.). On February 23, 2021, we submitted to the ANH our request to withdraw from to the E&P contract and transfer the remaining commitments to other E&P contracts. The ANH approved the request. The remaining investment was transferred to Llanos 34 Block and Platanillo Block. The contract is in process of termination as of the date of this annual report.

Putumayo 36 Block. We are the operator of and have a 50% working interest in the Putumayo 36 Block, which covers approximately 148,021 gross acres (599 sq. km.). Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, whereby applicable prior consultation processes must be completed. The Ministry of Interior certified the presence of one indigenous community for the execution of the seismic commitment for phase 1. As of the date of this annual report, the contract is in phase 0 as the applicable prior consultation process must be completed, and outstanding investment commitments of US$9.5 million related to this block consist of the acquisition of 105.6 sq. km. of 3D seismic and the drilling of two exploratory wells. Prior consultation has not been initiated with the ethnic community due to the restrictions that derive from the issuance of Municipal Agreement 007 of Puerto Guzmán. Preliminary phase is suspended due to the occurrence of force majeure events from April 1, 2020, to June 20, 2022.

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

Our Chilean blocks are located in the provinces of Última Esperanza, Magallanes and Tierra del Fuego in the Magallanes Basin, a proven oil and gas-producing area. As of December 31, 2021, the Magallanes Basin accounted for all of Chile’s oil and gas production.

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

Highlights of the year ended December 31, 2021, related to our operations in Chile included:

●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;

●	Average net oil and gas production decreased by 26% to 2,397 boepd in 2021 from 3,242 boepd in 2020;
●	Proved oil and gas reserves decreased by 32% to 4.2 mmboe at year-end 2021 from 6.2 at year-end 2020 after producing 0.8 mmboe; and
●	Capital expenditures decreased by 64% to US$4.3 million in 2021 from US$11.9 million in 2020.

The map below shows the location of the blocks in Chile in which we have working interests.

The table below summarizes information about the blocks in Chile in which we have working interests as of and for the year ended December 31, 2021.

	Gross
	acres				Net proved
	(thousand	Working			reserves	Production		Concession
Block	acres)	interest (1)	Partners (2)	Operator	(mmboe)	(boepd)	Basin	expiration year
Fell	367.8	100%	—	GeoPark	4.2	2,397	Magallanes	Exploitation: 2032
Isla Norte	97.7	60%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2023
								Exploitation: 2044
Campanario	144.2	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2023
								Exploitation: 2045
Flamenco	105.9	50%	ENAP	GeoPark	—	—	Magallanes	Exploration: 2021
								Exploitation: 2044
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we have completed more than 1,100 sq. km. of 3D seismic surveys and drilled 140 exploration and development wells. In the year ended December 31, 2021, we produced an average of 2,397 boepd, in the Fell Block, consisting of 87% gas.

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

We have completed all the committed activities for the first and second exploration periods under the CEOP governing the Flamenco Block. We opted out of the third exploration period, and as of the date of this annual report, the exploration phase in the Flamenco Block has been concluded.

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

Campanario Block. We are the operator of, and have a 50% working interest in, the Campanario Block, in partnership with ENAP. The block covers approximately 144,150 gross acres (583 sq. km.). As of the date of this annual report, we had completed 100% of the commitments of the first exploratory period and outstanding investment commitments of US$5.0 million related to this block correspond to two exploratory wells of the second exploratory period. The drilling campaign relating to the committed wells of Isla Norte and Campanario Blocks started in February 2020 but due to the COVID-19 pandemic, the execution of the 2020 work plan was interrupted.

Therefore, in April 2020, January 2021, and July 2021, we presented to the Ministry of Energy notifications of declaration of force majeure, which were approved and we obtained an extension of the second exploratory period to fulfill the commitments of the Campanario and Isla Norte Blocks until the first quarter of 2023.

During 2020 we fulfilled all the committed activities for the second exploration period under the CEOP governing the Flamenco Block, and we have outstanding investment commitment of US$5.9 million as of the date of this annual report, consisting of two exploratory wells before April 20, 2023, on the Campanario Block, and one exploratory well before February 19, 2023, on the Isla Norte Block.

Operations in Brazil

Our Brazilian assets currently give us access to 61,400 of gross exploratory and productive acres across 6 blocks (5 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2021 related to our operations in Brazil included:

●	On March 1, 2021, the farm-out agreement to sell our 70% interest in REC-T-128 Block was signed. Closing of the transaction took place in May 2021, after receipt of the corresponding customary regulatory approvals.
●	Average net oil and gas production increased by 34% to 1,919 boepd (99% gas) in the year ended December 31, 2021, as compared to 1,432 boepd in 2020;
●	Proved oil and gas reserves decreased by 4% to 2.3 mmboe at year-end 2021, from 2.4 mmboe at year-end 2020 after producing 0.6 mmboe; and
●	Capital expenditures decreased by 100% to zero in 2021 from US$0.4 million in 2020.

The map below shows the location of our concessions in Brazil in which we have a current or future working interest:

(1)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals. As of the date of this annual report, those conditions have not been met.

The following table sets forth information as of December 31, 2021 on our concessions in Brazil in which we have a current or future working interest:

	Gross acres				Net proved
	(thousand	Working			reserves	Production		Concession expiration
Concession	acres)	interest(1)	Partners	Operator	(mmboe)	(boepd)	Basin	year
POT-T-785	7.9	70%	Petroil	GeoPark	—	—	Potiguar	Exploration: 2023
								Exploitation: 2050
REC-T 58	7.8	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
REC-T 67	7.7	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
REC-T 77	7.7	100%	—	GeoPark	—	—	Recôncavo	Exploration: 2025
								Exploitation:2052
POT-T 834	7.5	100%	—	GeoPark	—	—	Potiguar	Exploration: 2025
								Exploitation:2052
Manati (2)	22.8	10%	Petrobras; Enauta; PetroRio	Petrobras	2.3	1,919	Camamu-Almada	Exploitation: 2029
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	On November 22, 2020, we signed an agreement to sell our 10% non-operated working interest in the Manati Block in Brazil subject to certain precedent conditions and obtaining regulatory approvals. As of the date of this annual report, those conditions have not been met.

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

The Manati Field is located 65 km. south of Salvador, offshore at a water depth of 35 meters. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2021, 11 wells had been drilled in the Manati Field, 6 of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km. from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km. pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras Gas Sales Agreement (as defined below).

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

REC-T-128 Concession

The block REC-T-128 was bid for in partnership with Geosol with a 70% working interest for us and 30% working interest for Geosol. The total commitment to the ANP was R$10.7 million (approximately US$1.9 million at the December 31, 2021, exchange rate of R$5.60 to US$1.00) during the first exploratory period and consisted of acquisition of 9 sq. km. of 3D seismic, drilling of one well and performing geochemical analysis at two geological levels.

In July 2020, we initiated a farm-out process to sell our 70% interest. On March 1, 2021, the farm-out agreement was signed and closing of the transaction took place in May 2021, after receipt of the corresponding customary regulatory approvals. The total consideration of US$1.1 million was paid in 2021 and the contingent payment of up to US$0.7 million is still subject to the occurrence of certain conditions to happen until August 2022.

POT-T-785 Concession

The POT-T-785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras. Total commitment to the ANP was R$1.2 million (US$0.2 million, at the December 31, 2021, exchange rate of R$5.60 to US$1.00) during the first exploratory period and is equivalent to acquiring 4 sq. km. of 3D seismic and performing geochemical analysis before January 29, 2023. As of December 31, 2021, the estimated remaining commitment in the POT-T-785 block amounts to US$0.1 million.

ANP’s First Open Acreage Bid Round

During ANP’s First Open Acreage Bid Round held in September 2019, we were awarded four exploratory blocks, one in the Potiguar Basin (Block POT-T-834) and three on the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). The Concession Agreements were executed on February 2020. As of December 31, 2021, the estimated commitment in the blocks amounted to US$0.6 million to be executed before February 14, 2025.

Operations in Argentina

The map below shows the location of the blocks in Argentina in which we have working interests as of December 31, 2021.

(1)	In process of relinquishment as of December 31, 2021.
(2)	During May 2021, we initiated a process to evaluate farm-out or divestment opportunities to sell our 100% working interest and operatorship in these blocks. Closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals. The table below summarizes information about the blocks in Argentina in which we have working interests as of and for the year ended December 31, 2021.

	Gross
	acres			Net proved
	(thousand	Working		reserves	Production		Expiration
Block	acres)	interest (1)	Operator	(mmboe)	(boepd)	Basin	concession year
Puelen	260.2	18%	Pluspetrol	—	—	Neuquén	In process of relinquishment
Sierra del Nevado (2)	1,399.4	18%	Pluspetrol	—	—	Neuquén	In process of relinquishment
Aguada Baguales (3)	44.0	100%	GeoPark	1.4	1,876	Neuquén	Exploitation: 2025
Puesto Touquet (3)	34.2	100%	GeoPark	0.3	135	Neuquén	Exploitation: 2027
El Porvenir (3)	58.9	100%	GeoPark	0.6	125	Neuquén	Exploitation: 2025
CN-V (4)	57.2	50%	Wintershall	—	—	Neuquén	In process of relinquishment
Los Parlamentos	330.9	50%	YPF	—	—	Neuquén	Exploration: 2022
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	The block was in process of relinquishment as of December 31, 2021. Final approval was obtained on February 16, 2022.
(3)	In August 2021, our Board of Directors approved the decision to evaluate farm-out or divestment opportunities to sell our 100% working interest and operatorship in these blocks. Closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals.
(4)	The block was in process of relinquishment as of December 31, 2021. Final approval was obtained on March 8, 2022.

Highlights of the year ended December 31, 2021 related to our operations in Argentina included:

●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;
●	Average net oil and gas production decreased by 7% to 2,136 boepd in 2021 from 2,290 boepd in 2020;
●	Proved oil and gas reserves decreased by 15% to 2.3 mmboe at year-end 2021, from 2.7 mmboe at year-end 2020 after producing 0.8 mmboe;
●	Capital expenditures decreased by 86% to US$0.1 million in 2021 from US$0.7 million in 2020; and
●	Approval of our Board of Directors of the divestment of the Aguada Baguales, Puesto Touquet and El Porvenir Blocks in 2021, with closing of the transaction on January 31, 2022.

Neuquén blocks

On March 27, 2018, we acquired a 100% working interest and operatorship of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks, which are located in the Neuquén Basin, for a total consideration of US$52 million, less a working capital adjustment of US$3.1 million. The blocks include production facilities, such as hydrocarbons treatment, storage, and delivery infrastructure. Average net production in 2021 was 2,136 bopd and net reserves of 2.3 mmboe.

On January 31, 2022, we assigned to Oilstone Energía S.A. our 100% working interest and operatorship in Neuquén Blocks.

Los Parlamentos Block Farm-in Agreement

In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF, the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operationship of the block and we assumed a commitment which includes two exploratory wells and additional 3D seismic, that amounts to US$6 million at our working interest, for the first exploratory period. Due to

COVID-19 pandemic, in April 2020, YPF submitted to the Ministry of Economy and Energy of Mendoza Province a request of 12 month suspension of the first exploratory period. This request was approved by the Province, then the first exploratory period will end on October 30, 2022.

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

We have committed to a minimum aggregate investment of US$6.2 million for our working interest, which included the work program commitment on both blocks during the first three years of the exploratory period. As of December 31, 2021, we fulfilled the commitments in the Puelen and Sierra del Nevado Blocks and we are in process of relinquishing the Puelen Block. Final approval for the relinquishment of Sierra del Nevado Block was obtained on February 16, 2022.

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

The CN-V Block covers an area of approximately 57.2 thousand gross acres and is located in the Neuquén Basin in southern Argentina. The block has 3D seismic coverage of 180 sq. km. and is adjacent to the producing Loma Alta Sur oil field, a region and play-type well known to our team. The block includes upside potential in the developing Vaca Muerta unconventional play. As of December 31, 2021, we fulfilled the commitments in the CN-V Block. Final approval for the relinquishment of CN-V Block was obtained on March 8, 2022.

Operations in Ecuador

The map below shows the location of the blocks in Ecuador in which we have working interests as of December 31, 2021.

The table below summarizes information about the blocks in Ecuador in which we have working interests as of December 31, 2021.

	Gross
	acres			Net proved
	(thousand	Working		reserves	Production		Expiration
Block	acres)	interest (1)	Operator	(mmboe)	(boepd)	Basin	concession year
Espejo	15.7	50%	GeoPark	—	—	Oriente	Exploration: 2025
							Exploitation: 2045
Perico	17.7	50%	Frontera	—	—	Oriente	Exploration: 2025
							Exploitation: 2045
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Highlights of the year ended December 31, 2021 related to our operations in Ecuador include:

●	Continuity in our operations without interruptions, despite the COVID-19 pandemic;
●	The ongoing drilling of the Jandaya 1 exploration well in the Perico Block;
●	3D seismic acquisition of 60 sq km in the Espejo Block;
●	Capital expenditures increased by 1,567% to US$5.0 million in 2021 from US$0.3 million in 2020.

Espejo and Perico blocks

On May 22, 2019, we signed final participation contracts for the Espejo and Perico Blocks which were awarded to us in the Intracampos Bid Round held in Quito, Ecuador in April 2019. We are the operator of the Espejo Block with a 50% working interest and Frontera is the operator of the Perico Block with 50% working interest. We assumed a commitment of carrying out 3D seismic and drilling four exploration wells in the Espejo Block for an estimated amount of US$20.9 million during the first exploratory period ending June 17, 2025 and drilling four exploratory wells in the Perico Block for an estimated amount of US$18.1 million during the first exploratory period ending June 16, 2025. As of the date of this annual report, we had drilled the first exploratory well in the Perico Block.

Oil and natural gas reserves and production

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2021, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2021
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	47.8	1.2	48.0	100%
Chile	0.7	15.2	3.3	21%
Brazil	—	13.6	2.3	—%
Argentina	1.2	3.4	1.7	71%
Total net proved developed	49.7	33.4	55.3	90%

Net proved undeveloped
Colombia	31.0	—	31.0	100%
Chile	0.6	1.5	0.9	67%
Brazil	—	—	—	—%
Argentina	0.6	—	0.6	100%
Total net proved undeveloped (2)	32.2	1.5	32.5	99%

Total net proved (Colombia, Chile, Brazil and Argentina)	81.9	34.9	87.8	93%
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	We plan to put 100% of our reported 2021 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 87.8 mmboe at December 31, 2021, compared to net proved reserves of 100.6 mmboe as of December 31, 2020.

The 13% decrease in net proved reserves in 2021, not including annual production, is mainly attributable to:

●	Lower than expected performance of the existing wells in Colombia, Argentina and Chile resulting in an 8.9 mmboe decrease, 0.6 mmboe decrease and 0.6 mmboe decrease respectively.
●	Revision of the type well associated with the incremental activity that reduced the proved undeveloped reserves in the Fell Block in Chile, resulting in a 0.6 mmboe decrease.
●	Removal of proved undeveloped reserves mainly due to changes in previously adopted development plan in the Fell Block in Chile, resulting in a 0.9 mmboe decrease.

This was partially offset by:

●	Higher average prices in Colombia, Chile, Brazil and Argentina, resulting in a 7.1 mmboe increase.
●	Extensions and discoveries that resulted in an increase of 4.0 mmboe due to the Tigui appraisal wells in Llanos 34 Block in Colombia and the Aguada Baguales field extension in Argentina.
●	Better than expected performance in the Manati Field in Brazil, resulting in a 0.4 mmboe increase.

During the year ended December 31, 2021, we had 16.2 mmboe of our proved undeveloped reserves from December 31, 2020, converted to proved developed reserves due to development drilling in the Jacana and Tigana oil fields in the Llanos 34 Block. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2021, 2020 and 2019, please see Table 5 included in Note 38 (unaudited) to our Consolidated Financial Statements.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers and geosciences professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimating process and who have knowledge of the specific properties under evaluation. Our Director of Operations, Rodolfo Martín Terrado, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has over 20 years of experience in asset development and operations See “Item 6. Directors, Senior Management and Employees—A. Directors and senior management.”

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by Corporate Reserves team and the Executive Committee, integrated by the CEO, COO, CFO, Director of Operations and managers in charge of the Geoscience, Operations, and Finance departments A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be approved and signed by the Executive Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2021, for Colombia, Chile, Brazil and Argentina included elsewhere in this annual report are based on the D&M Reserves Report, dated February 11, 2022, and effective as of December 31, 2021. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

The D&M Reserves Report covered 100% of our total reserves. In connection with the preparation of the D&M Reserves Report, DeGolyer and MacNaughton prepared its own estimates of our proved reserves. In the process of the reserves evaluation, DeGolyer and MacNaughton did not independently verify the accuracy and completeness of information and data furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the fields and sales of production. However, if in the course of the examination something came to the attention of DeGolyer and MacNaughton that brought into question the validity or sufficiency of any such information or data, DeGolyer and MacNaughton did not rely on such information or data until it had satisfactorily resolved its questions relating thereto or had independently verified such information or data. DeGolyer and MacNaughton independently prepared reserves estimates to conform to the guidelines of the SEC, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years, under existing economic and operating conditions, consistent with the definition in Rule 4 10(a)(1)-(32) of Regulation S-X. DeGolyer and MacNaughton issued the D&M Reserves Report based upon its evaluation. D&M’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us. The assumptions, data, methods and procedures used, including the percentage of our total reserves reviewed in connection with the preparation of the D&M Reserves Report were appropriate for the purpose served by such report, and DeGolyer and MacNaughton used all methods and procedures as it considered necessary under the circumstances to prepare such reports.

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

Proved undeveloped reserves

As of December 31, 2021, we had 32.5 mmboe in proved undeveloped reserves, a decrease of 15.1 mmboe, or 32%, over our December 31, 2020, proved undeveloped reserves of 47.6 mmboe. Changes for the year ended December 31 2021, include:

(i)	an increase of 2.5 mmboe in Colombia due to the Tigui appraisal wells in the Llanos 34 Block;
(ii)	an increase of 0.6 mmboe due to the Aguada Baguales field extension in Argentina;
(iii)	a decrease of 2.8 mmboe due to a lower than expected performance in Colombia (2.0 mmboe), Chile (0.7 mmboe) and Argentina (0.1 mmboe);
(iv)	an increase of 1.7 mmboe due to higher oil average prices in Chile and Colombia;
(v)	a decrease of 0.9 mmboe mainly due to changes in previously adopted development plan in the Fell Block in Chile; and
(vi)	a decrease in reserves of 16.2 mmboe in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in the Llanos 34 Block.

Of our 32.5 mmboe of net proved undeveloped reserves, 31.0 mmboe (95.4%), 0.9 mmboe (2.8%), 0.6 mmboe (1.8%) were located in Colombia, Chile and Argentina, respectively.

During 2021, we incurred approximately US$43.6 million in capital expenditures in Colombia to convert such proved undeveloped reserves to proved developed reserves.

No net proved undeveloped reserves were located in Brazil as of December 31, 2021.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2021.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2020	47.6
(All amounts shown in mmboe)

Plus: Extensions, discoveries and acquisitions:
-Colombia	2.5
-Argentina	0.6
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(16.2)
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	(0.6)
-Chile	(1.3)
-Argentina	(0.1)
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2021	32.5

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2021, 2020 and 2019.

	Average daily production(1)
	As of December 31,
	2021				2020				2019
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Oil production
Average crude oil production (bopd)	30,920	313	26	1,215	33,039	395	62	1,364	32,127	656	57	1,603
Average sales price of crude oil (US$/bbl)	58.3	38.0	39.6	42.0	30.6	38.0	39.6	42.0	50.4	56.2	70.3	53.1
Natural Gas production
Average natural gas production (mcfpd)	1,374	12,507	11,357	5,529	1,133	17,084	8,220	5,556	1,063	14,917	12,806	4,834
Average sales price of natural gas (US$/mcf)	4.4	3.4	5.2	2.7	5.5	2.7	4.3	2.3	5.7	4.2	5.1	3.4
Oil and gas production cost
Average operating cost (US$/boe)	6.5	12.3	4.6	20.8	5.4	8.2	5.8	19.8	5.4	17.7	5.6	26.7
Average royalties and Other (US$/boe)	9.6	0.9	2.6	6.1	2.7	0.6	2.2	4.8	5.0	1.1	2.5	6.5
Average production cost (US$/boe)(2)	16.2	13.2	7.2	26.9	8.1	8.8	8.0	24.5	10.4	18.9	8.1	33.2
(1)	We present production figures net of interests due to others, but before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes.
(2)	Calculated pursuant to FASB ASC 932.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Chile, Brazil and Argentina for each of the years ended December 31, 2021, 2020 and 2019.

	2021		2020		2019
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	3,670	—	4,250	—	5,205	—
Jacana oil field(1)	4,023	—	4,152	—	3,716	—
Rest of Colombia	2,747	502	2,584	413	1,657	719
Chile	100	4,403	134	6,175	188	5,167
Brazil	9	3,796	7	2,785	11	4,279
Argentina	434	1,584	505	1,525	565	1,355
Total	10,983	10,285	11,632	10,898	11,342	11,520
(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled during the years ended December 31, 2021, 2020 and 2019.

	Exploratory wells(1)
	2021				2020				2019
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Productive(2)
Gross	3.0	—	—	—	1.0	—	—	—	5.0	1.0	1.0	1.0
Net	1.9	—	—	—	0.3	—	—	—	2.1	1.0	0.7	1.0
Dry(3)
Gross	3.0	—	—	—	1.0	1.0	—	—	—	—	1.0	3.0
Net	0.8	—	—	—	0.3	1.0	—	—	—	—	1.0	0.9
Total
Gross	6.0	—	—	—	2.0	1.0	—	—	5.0	1.0	2.0	4.0
Net	2.7	—	—	—	0.6	1.0	—	—	2.1	1.0	1.7	1.9
(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled during the years ended December 31, 2021, 2020 and 2019.

	Development wells
	2021				2020				2019
	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina	Colombia	Chile	Brazil	Argentina
Productive(1)
Gross	24.0	—	—	—	19.0	—	—	—	21.0	1.0	—	—
Net	10.8	—	—	—	8.6	—	—	—	9.5	1.0	—	—
Dry(2)
Gross	—	—	—	—	—	—	—	—	1.0	—	—	2.0
Net	—	—	—	—	—	—	—	—	0.5	—	—	2.0
Total
Gross	24.0	—	—	—	19.0	—	—	—	22.0	1.0	—	2.0
Net	10.8	—	—	—	8.6	—	—	—	10.0	1.0	—	2.0
(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Chile, Brazil and Argentina as of December 31, 2021.

	Acreage(1)
	Colombia	Chile	Brazil	Argentina

	(in thousands of acres)
Total developed acreage
Gross	23.1	5.4	4.1	7.6
Net	12.1	5.4	0.4	7.6
Total undeveloped acreage
Gross	3,667.3	710.2	57.3	2,177.2
Net	1,921.8	546.1	38.1	622.3
Total developed and undeveloped acreage
Gross	3,690.4	715.6	61.4	2,184.8
Net	1,933.9	551.5	38.5	629.9
(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 28, 2022. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Chile	Brazil	Ecuador
Oil wells
Gross	143.0	9.0	—	1.0
Net	73.3	9.0	—	0.5
Gas wells
Gross	2.0	12.0	6.0	—
Net	0.3	12.0	0.6	—
(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

As of February 28, 2022, we drilled ten wells, nine of them in Colombia and one in Ecuador adding approximately 8,217 bopd gross as follows:

●	Seven wells were drilled in the Llanos 34 Block in Colombia (Tigui 29, Tigui 10, Tigana Norte 36, Tigana Norte 37, Jacana 65, Jacana 63 and Guerere 1), adding approximately 2,754 bopd gross;
●	One well was drilled in the CPO-5 Block in Colombia (Indico 4), adding approximately 4,200 bopd gross;
●	One well was drilled in the Platanillo Block in Colombia (Platanillo Central 1), adding approximately 526 bopd gross; and
●	One well was drilled in the Perico Block in Ecuador (Jandaya 1), adding approximately 737 bopd.

Additionally, on March 28, 2022, we announced our second hydrocarbon discovery in 2022 in the Perico Block in Ecuador. The Tui 1 well was drilled and completed to a total depth of 10,975 feet. As of the date of this annual report the testing program is underway and additional production history will be required to determine stabilized flow rates of the well and the extent of the reservoir.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil which is sold according to price formulas based on market reference indices (Brent price, Vasconia and Oriente differential) and discounts that consider transportation costs and quality adjustments.

During 2021, our sales were allocated on a competitive basis to leading industry participants, including traders and other producers. We continued to deliver at both at well-head and at various points in the Colombian pipeline system and via Ecuador for the Putumayo production.

Our sales strategy is aimed at securing the highest available pricing for our production while securing a reliable and safe path to market. To that end, we focus on developing synergies and strategic partnerships with both clients and the national transport systems, in order to obtain a reduction in costs and increased revenues by making use of the best alternatives available. Such is the case of the implementation of an unloading facility at Jaguey Station in partnership with Oleoducto de Los Llanos (ODL) in 2015. This unloading facility is located 42 km. away from the Llanos 34 Block and allowed for reduced trucking distance and associated costs. Additionally, during 2019 we completed a project to connect the Llanos 34 Block to the ODL pipeline via a flowline. In the third quarter of 2019, we started sending our Jacana production volumes via this flowline to the ODL pipeline, eliminating trucking for that portion of our production and allowing further cost efficiencies and increased operational reliability. In November 2020, the flowline was converted into the Oleoducto del Casanare (“ODCA”) receiving full authorization from the Ministry of Energy and Mines to operate as such, determining the regulated tariff and allowing the transportation on of third party crudes. In 2020 we also inaugurated an unloading facility in Jacana, allowing for volumes of other fields to be transported via the ODCA. At the end of 2020, we connected the Tigana field to ODCA, further reducing transport of our volumes via truck. During 2021, ODCA was a central piece of our crude transportation in Colombia, including volumes of Jacana, Tigana and other fields. During this year, we also entered into an agreement to connect the third party owned Cabrestero Block to ODCA which will allow us to transport third party crude once the connection is completed.

In the case of the Platanillo Block in the Putumayo Basin, we gather the crude via truck and flowlines to pump it towards Ecuador via the Oloeducto Binacional Amerisur (“OBA”). This pipeline is operated by us and our affiliates and connects us to the Ecuadorean pipeline system via RODA allowing us to sell our production FOB in Esmeraldas port in Ecuador. We hold transport contracts with RODA and SOTE for the transport, storage and loading of our crude in Ecuador.

If we were to lose any of our customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes in a very short period of time.

Chile

Our customer base in Chile is limited in number and primarily consists of ENAP and Methanex. For the year ended December 31, 2021, we sold 100% of our oil production in Chile to ENAP and 100% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 1% and 2%, respectively, of our total revenues in the same period.

We have a long-lasting commercial relationship with ENAP and have been selling our crude to them for the past years. We have a sales agreement with ENAP whereby. ENAP has committed to purchase our oil production in the Fell Block in the amounts that we produce, subject to the limitation of available storage capacity at the Gregorio Terminal. The sales agreement provides us with the option to interrupt sales to ENAP periodically if conditions in the export markets allow for more competitive price levels. While the agreement renews automatically on an annual basis, we typically revise the agreement every year to reflect changes in the global oil market and make certain adjustments based on ENAP’s expenses related to storage at the Gregorio Terminal. As of the date of this annual report, our sales agreement with ENAP is set to expire on December 31, 2022.

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

In March 2017, we executed a new gas supply agreement with Methanex effective from May 1, 2017, to December 31, 2026. Under the agreement, Methanex commits to purchase up to 400,000 SCM/d of gas produced by us. During 2020, we executed an additional amendment to increase the purchase commitment up to 550,000 SCM/d. As of the date of this annual report we are negotiating an amendment to increase the purchase commitment up to 600,000 SCM/d.

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

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. The agreement is valid through December 31, 2022 and can be renewed upon an amendment signed by Petrobras and the seller.

Argentina

Since 2018, we have been selling the gas produced in Argentina through local gas marketing companies to the residential, industrial and power generation segments. According to local practices, gas is sold in annual agreements going from May to April of each year. There is an ample availability of buyers in the Argentine gas market that could purchase our gas. We have an annual agreement in effect from May 2021 through April 2022.

The oil sales in Argentina were diversified across clients and delivery points: i) 72% of the oil produced in Argentina (3% of the consolidated revenue) was sold locally in Neuquen, delivered at well-head; ii) 19% of the oil produced in Argentina (1% of the consolidated revenue) was sold to major local Argentinean refineries, delivered via pipeline; and iii) 9% of the oil produced in Argentina was exported to different traders, delivered via vessels. We managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

Ecuador

Ecuador has a well-developed crude oil market with broad access to international markets and an extensive pipeline transportation system. Future production from our recently acquired blocks in Ecuador is expected to be sold at the Esmeraldas port and linked to international benchmarks, namely Brent or WTI and local crude differentials (Napo or Oriente). We expect to transport our production on the Ecuadorean existing pipeline system which has available capacity and competitive tariffs.

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

Additionally, in the event that an exploitation area has produced amounts in excess of an aggregate amount established in the E&P Contract governing such area, the ANH is entitled to receive a “windfall profit”, to be paid periodically, calculated pursuant to such E&P Contract.

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

Our E&P contracts are generally subject to early termination for a breach by the parties, a default declaration, application of any of the contract’s unilateral termination clauses, ANH regulation or termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH. Pursuant to Colombian law, if certain conditions are met, the anticipated termination declared by the ANH may also result in a restriction on the ability to engage contracts with the Colombian government during a certain period. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our CEOPs, E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.”

Eastern Llanos Basin:

Llanos 34 Block E&P Contract. Pursuant to an E&P contract between Unión Temporal Llanos 34 (a consortium between Ramshorn and Winchester Oil and Gas - now GeoPark Colombia SAS) and the ANH that became effective as of March 13, 2009 (“Llanos 34 Block E&P Contract”), Unión Temporal Llanos 34 was granted the right to explore and operate the Llanos 34 Block, and Winchester Oil and Gas and Ramshorn were granted a 40% and a 60% working interest, respectively, in the Llanos 34 Block. We were also granted the right to operate the Llanos 34 Block. As of the date of this annual report, the members of the Unión Temporal Llanos 34 are GeoPark Colombia SAS with 45%, and Verano Limited with 55% working interest.

On September 19, 2019, the additional exploration period of the Llanos 34 Block E&P Contract ended (the E&P contract provides a 1-year Evaluation Program after a discovery declaration). As of the date of this annual report, the Guaco Evaluation Program is still ongoing. The Llanos 34 Block E&P contract also provides a 24-year exploitation period for each production area, beginning on the date of a commercial declaration. The exploitation period may be extended for periods of up to 10 years at a time if certain conditions are met and subject to ANH approval. As of the date of this annual report there are production areas for the Max, Túa, Tarotaro, Tigana, Jacana, Chachalaca, Tilo, Chiricoca and Jacamar fields.

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

In accordance with the Llanos 34 Block E&P Contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to

ANH a share of the production net of royalties in accordance with an established formula. See Note 33.1 to our Consolidated Financial Statements.

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block. Verano Energy is the operator of this block and has an 87.5% working interest. On February 27, 2020, the ANH approved an additional extension of two years to phase 2 of the subsequent exploratory program.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Pacific Rubiales Energy is the operator of, and has a 100% working interest in, the Abanico Block. We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Pacific, who subsequently assigned its participation interest to Cespa de Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

Llanos 86 and Llanos 104 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest executed an E&P contract over these blocks on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH on 2019. We are the operator of these contracts that are into exploratory phase 1 as of the date of this annual report. We have requested the Ministry of Interior to certify if there are indigenous communities present in the area and the Ministry confirmed the presence of such communities. Therefore, we conducted the due prior consultation process with the communities. On March 15, 2022, the contracts entered into exploratory phase 1.

Llanos 87 Block. GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. The Ministry of Interior certified the absence of indigenous communities in the area. We are the operator of this contract that is currently in exploratory phase 1.

Llanos 123 and Llanos 124 Blocks: GeoPark and Hocol, each with fifty percent (50%) working interest executed an E&P contract over these blocks on December 20, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts.

Llanos 94 Block. On July 24, 2019 the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH in 2019. This contract is in its exploratory phase 1. We acquired a 50% working interest from Parex and obtained ANH’s approval to such transfer in May, 2020.

CPO-5 Block E&P Contract. On December 26, 2008, the E&P Contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. We hold a 30% working interest since the acquisition of Amerisur. The contract is in phase 2 of the exploration period as of the date of this annual report. There are two existing commercial fields called Mariposa and Indico field. Indico was declared commercially viable on August 19, 2021.

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

In accordance with the CPO-5 Block E&P Contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula.

Magdalena Basin:

VIM-3 Block. On July 23, 2014, we were awarded an exploratory license during the 2014 Colombia Bidding Round, carried out by the ANH. The VIM-3 Block is located in the Lower Magdalena Basin. In 2018, we filed a request before the ANH to terminate the E&P Contract due to environmental restrictions in the block. These restrictions became apparent once the National Authority of Environmental Licenses issued the environmental license. As of the date of this annual report the relinquishment of the VIM-3 Block is subject to approval of ANH.

Putumayo Basin:

Andaquies Block E&P Contract. We are the operator of and have a 100% working interest in the Andaquies. As of the date of this annual report the contract is in phase 3 of the exploration period. We and the ANH already began the process of relinquishment of the E&P Contract and its subsequent liquidation.

Coati Block E&P Contract. We are the operator of and have a 100% working interest in the Coati Block. The Coati Block is divided in two areas: an exploration area in phase 3 of the exploration period, suspended due to Force Majeure Events (Prior Consultations); and an evaluation area, declared on September 2006, by the former operator in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coatí-1 well.

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

Putumayo 12 Block E&P Contract. We are the operator of and have a 60% working interest in the Putumayo 12 Block. Pluspetrol Colombia Corporation (“Pluspetrol”) is the owner of the remaining 40% working interest. The contract is in phase 1 of the exploration period. On February 23, 2021, we requested the termination of the contract due to the occurrence of force majeure events related with judicial procedures initiated by ethnic communities. As of the date of this annual report, the ANH is reviewing our termination request.

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

Putumayo 30 Block E&P Contract. We are the operator of and have a 100% working interest in the Putumayo 30 Block. On February 23, 2021, we submitted to the ANH our request to withdraw from to the E&P contract and transfer the remaining commitments to other E&P contracts. We transferred our investment to the Llanos 34 E&P Contract and to the Platanillo E&P Contract and as of the date of this annual report we are in process of termination and relinquishment of the Putumayo 30 E&P Contract, subject to ANH approval.

Putumayo 36 Block E&P Contract. We are the operator of and have a 50% working interest in the Putumayo 36 Block. Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, which is suspended since April 1, 2020 due to the occurrence of a Force Majeure Event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality).

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

Stock Purchase Agreements

We are obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2021, the Group has accrued US$22.6 million in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Andaquies, Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they were exploratory blocks with no production during 2021, these agreements had no impact on our results.

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

TDF Blocks CEOPs. After an international bidding process led by ENAP and the Chilean Ministry of Energy, in March and April, 2012, we, together with ENAP, signed 3 new CEOPs for the Isla Norte, Campanario and Flamenco Blocks, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest is 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs have a term of 32 years, with an initial exploration phase which last for up to 10 years, including a first exploration period of 3 years in which we are committed to developing several exploration activities including 1,500 sq. km. of 3D seismic registration, and the drilling of 21 exploratory wells.

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

Brazil

Overview of concession agreements

The Brazilian oil and gas industry is governed mainly by the Brazilian Petroleum Law, which provides for the granting of concessions to operate petroleum and gas fields in Brazil, subject to oversight by the ANP. A concession agreement is divided into two phases: (1) exploration and (2) development and production. The exploration phase consists of one exploratory period that begins on the date of execution of the concession agreement, can last from three to eight years (subject to earlier termination upon the total return of the concession area or the declaration of commercial viability with respect to a given area), while the development and production phase, which begins for each field on the date a declaration of commercial viability is submitted to the ANP, can last up to 27 years. Upon each declaration of commercial viability, a concessionaire must submit to the ANP a development plan for the field within 180 days. The concessions may be renewed for an additional period equal to their original term if renewal is requested with at least 12 months’ notice and provided that a default under the concession agreement has not occurred and is then continuing. Even if obligations have been fulfilled under the concession agreement and the renewal request was appropriately filed, renewal of the concession is subject to the discretion of the ANP.

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

BCAM-40 Concession Agreement. On August 6, 1998, the ANP and Petrobras executed the concession agreement governing the BCAM-40 Concession, or the BCAM-40 Concession Agreement, following the first round of bidding, referred to as Bid Round Zero, under the regime established by the Brazilian Petroleum Law. The exploitation phase will end in November 2029. On September 11, 2009, Petrobras announced the termination of BCAM-40 Concession’s exploration phase and the return of the exploratory area of the concession to the ANP, except for the Manati Field.

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

Petrobras Natural Gas Purchase Agreement

Enauta, GeoPark Brasil, PetroRio and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by Enauta, GeoPark Brasil and PetroRio to Petrobras, in an amount of 812 billion cubic feet (“bcf”) over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’ receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

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

Under the terms of our exploration permits and concession agreements, we are entitled to our proportionate share of the hydrocarbons production lifted from each block. The Province of Mendoza’s state-owned company, EMESA, has a 10% carried interest in each of the Puelen and Sierra del Nevado permits and any future exploitation concessions, while there is no governmental participation in the CN-V Block. During the term of our exploration permits, we are also required, under Argentine law, to pay a 15% royalty to the province on both oil and gas sales. In case we progress to an exploitation concession, the applicable royalty rate will reduce to a 12% royalty. We also pay annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees. We are in process of relinquishing the Puelen Block and already relinquished the CN-V and Sierra del Nevado Blocks as of the date of this annual report.

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

Neuquén Exploitation Concessions.

After receiving authorization in March 27, 2018, from the Province of Neuquén under Provincial Decree 266/2018, we closed the acquisition of a 100% interest in the Aguada Baguales, El Porvenir and Puesto Touquet hydrocarbon exploitation concessions from Pluspetrol S.A., together with an ancillary transportation concession over a natural gas pipeline from Puesto Touquet to Plaza Huincul, all in the Neuquén Basin in Argentina. These concessions had been originally granted to Pluspetrol S.A. for a term of 25 years in 1990 (Aguada Baguales and El Porvenir Blocks) and 1992 (Puesto Touquet Block). In 2008, the Province of Neuquén granted a ten year extension of these concessions in consideration of an investment program which included development, exploration and environmental remediation programs and a payment of a cash bonus in proportion to the in-situ hydrocarbon reserves of the blocks. At least one year prior to the end of the current ten year extension period, we are entitled to request a further ten year extension to these concessions in consideration for continued investments, an incremental 3% royalty (resulting in an aggregate 18% royalty) and a cash bonus equal to 2% of the then existing in-situ reserves.

Under these concessions, we are entitled to the exclusive right to develop the entire acreage of the concessions, produce, freely dispose and market all hydrocarbons we lift under a royalty tax system.

During May 2021, we initiated a process to evaluate the farm-out/divestment opportunities for some of our Argentinian assets. As a consequence of this process, on November 3, 2021, we executed an agreement with Oilstone Energía S.A. for the assignment of 100% of our working interest and operatorship to Oilstone Energía S.A. in the Aguada Baguales, El Porvenir and Puesto Touquet hydrocarbon exploitation concessions, together with an ancillary transportation concession over a natural gas pipeline from Puesto Touquet to Plaza Huincul. After receiving authorization from the Province of Neuquén under Provincial Decree 119/2022, on January 31, 2022, we completed the assignment of such concessions to Oilstone Energía S.A.

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Chile, the Republic of Chile grants such rights through a CEOP. In Colombia, the Republic of Colombia grants such rights through E&P contracts or contracts of association. In Argentina, the Argentine Republic grants such rights through exploitation concessions. In Brazil, the Federative Republic of Brazil grants such rights pursuant to concession agreements. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate—Oil and natural gas companies in Colombia, Chile, Brazil, Argentina, and Ecuador do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our CEOPs, E&P contracts, contracts of association, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, the oil and gas production was sold to three clients that concentrate 99% of the Colombian subsidiaries revenue (89% of our total consolidated revenue) for the year ended December 31, 2021. In Chile, our primary customers are ENAP and Methanex. As of December 31, 2021, ENAP purchased all of our Chilean oil and condensate production and Methanex purchased all of our natural gas production in Chile, and represented 1% and 2%, respectively, of our total revenues for the year ended December 31, 2021. In Brazil, all of our hydrocarbons in Manati are sold to Petrobras and represented 3% of our total revenue for the year ended December 31, 2021. In Argentina, the gas sales are channelled thought local gas marketing companies and represented 1% of our total revenue. The oil sales in Argentina were diversified across clients and delivery points: i) 72% of the oil produced in Argentina (3% of the consolidated revenue for the year ended December 31, 2021) was sold locally in Neuquen, delivered at well-head; ii) 19% of the oil produced in Argentina (1% of the consolidated revenue for the year ended December 31, 2021) was sold to major local Argentinean refineries, delivered via pipeline; and iii) 9% of the oil produced in Argentina was exported to different traders (less than 1% of the total consolidated revenue for the year ended December 31, 2021), delivered via vessels. We managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

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

Health, safety and environmental matters

General

Our corporate HSE commitment governs our actions, in accordance with the legal framework, industry best practices and international standards in terms of socio-environmental performance. We work closely with our suppliers and contractors to transfer the best HSE practices throughout our value chain and extend our responsibility towards the environment, with binding contractual agreements, monthly safety and environmental performance evaluations, annual compliance evaluations and the construction of capacities and competencies necessaries to be in line with our environmental commitment.

We have an environmental management and feasibility strategy that allows us to guarantee the development of plans and actions that ensure respect and protection of the environment in the territories where we operate.

In each of the countries where we operate, we ensure compliance with applicable environmental requirements. All our operations have the environmental licenses and permits required under the applicable legislation, which are derived from the development of environmental studies with citizen participation for the definition of management measures and impact mitigation.

Our Environmental Management System (EMS) certified under the ISO standard: 14001:2015 for our operations in Colombia, defines programs for the integral management of water resources; solid and liquid waste management; atmospheric and energy emissions; biodiversity and ecosystem services and training and awareness regarding the protection of the environment for employees and suppliers. In addition, it defines the roles and responsibilities of the management regarding to the performance of our environmental issues.

Although we do not have a certified EMS in countries such as Ecuador, Chile and Argentina, we have implemented the main programs contemplated by our corporate environmental commitment.

Our corporate environmental commitment is mainly based on the management of the following issues:

Integral water management

We recognize water as a strategic resource and axis of sustainable development in the territories. For this reason, we implement initiatives and strategies for saving and efficient use of the resource, and we focus our efforts on seeking efficiencies in the operation and on reducing environmental impacts and conflicts associated with water management.

We have an integral water management program that allows us to monitor the information necessary to control its use and consumption, ensure compliance with our environmental permits and take the necessary measures to control the different activities where we use water.

All the waste waters generated in our operations is treated and disposed of in accordance with the environmental licenses.

In 2021 we did not use surface water sources in our permanent operations in Colombia and we did not carry out any type of dumping in surface water, to avoid any possible conflict with the other users of this resource.

Biodiversity

Through our management, we articulate our efforts to avoid, mitigate an eliminate any impact that may represent a material risk to the biodiversity of the environment in where we operate. We recognize the importance of the biodiversity in the areas of our interest since the planning of projects stage. This situation forces us to apply prevention criteria that guide the execution of our operational projects. In addition, we participate and promote programs related to the rehabilitation, restoration and conservation of ecosystems through strategic alliances for the conservation of biodiversity.

Climate change

Our response to climate change and our contribution to achieve the goal of sustainable development number 13 of the United Nations is part of the strategy of minimize emissions of Greenhouse Gas (GHG) announced by us in November 2021, following the approval of our Board of Directors of the voluntary reduction voluntarily goals adopted by us:

●	35-40% GHG emissions intensity reduction of Scope 1 and 2 emissions by or before 2025;
●	40-60% GHG emissions intensity reduction of Scope 1 and 2 emissions by 2025-2030; and
●	Net zero Scope 1 and 2 emissions by or before 2050.

These goals take into account the execution of some operational and environmental projects. The following projects are the most relevant for 2022 in Colombia:

●	The interconnection of the core Llanos 34 Block to Colombia’s national grid by 2022, a decisive near-term catalyst to improve carbon performance and operational reliability, while reducing cost of energy generation;
●	Other initiatives underway in the Llanos 34 Block, including a solar photovoltaic plant expected to be operational by the end of 2022 plus subsoil and surface optimization projects; and
●	Increased use of gas for energy generation plus subsoil and surface optimization projects in the Platanillo Block.

Medium-term actions include small-scale hydropower projects, reforestation and afforestation initiatives, among others.

Longer-term actions may include carbon capture, use and storage projects and potential participation in carbon markets.

As of the date of this annual report we have other ongoing environmental initiatives to mention, such as:

●	In Colombia, we began the execution of an agreement with the Institute of Hydrology, Meteorology and Environmental Studies (IDEAM) for the strengthening and modernization of the hydrometeorological monitoring network of the Orinoquía, in the hydrographic zone of the Meta River, which will contribute to improving water management, comprehensive risk management and adaptation to climate change.
●	We developed projects focused on the conservation and protection of ecosystems, implementing initiatives that contribute to the reduction of biodiversity loss, the promotion of conservation of the environment and the stability of ecosystems.
●	In 2021 we renewed our commitment to the Putumayo Regional Agreement for Biodiversity and Development, which integrates efforts by the private sector and national and regional entities to preserve the biodiversity and connectivity of this region of the Amazon. This agreement currently has the participation of the National Association of Entrepreneurs of Colombia (ANDI), the Ministry of Environment and Sustainable Development, the National Authority for Environmental Licenses (ANLA), the National Natural Parks of Colombia, the Amazon Research Institute (SINCHI), the von Humboldt Biological Resources Research Institute, the Institute of Hydrology, Meteorology and Environmental Studies, IDEAM and the companies in the oil and gas industry that operates in Putumayo, Colombia.
●	In Ecuador, in the canton of Shushufindi, province of Sucumbios, we developed, in coordination with the local and provincial government, a project for the recovery of plant cover in areas of watercourses and estuaries with an ecosystem, landscape and watershed protection approach, in order to improve the natural balance and the biodiversity of the territory.
●	We actively participated in initiatives led by national governments in the countries where we operate focused on reducing deforestation. In 2021, we contributed by planting more than 38,000 trees, as part of our environmental obligations and voluntary initiatives.

Integral waste management and circular economy

Regarding the proper management of solid waste generated by our activities, we focus our management on the principles of reduce, reuse, recycle and recover. In this way we ensure the mitigation of environmental impacts, while complying with applicable regulations. In 2021, we define the circular economy as one of our material environmental aspects, so in 2022, we will work on define our strategy and roadmap on this issue.

Spill Management

In 2021, there were no recordable hydrocarbon spills (>1Bbl uncontained) in our operations in Colombia. In corporate terms, we closed the year with an OBS of 0.05 barrels spilled per million barrels produced, this indicator was 93% lower than that of the year 2020.

Our HSE Management System

Our health, safety and environmental management plan is focused on undertaking realistic and practical programs based on recognized world practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs as we continue growing. Our S.P.E.E.D. philosophy and our HSE Plan have been developed with reference to ISO 14001 for environmental management issues, ISO 45000 for occupational health and safety management issues, SA 8000 for social accountability and workers’ rights issues and general guidelines from international entities such as IOGP, IPIECA, IADC and ARPEL.

Our HSE Policy

Our policy seeks to meet or exceed safety and environmental regulations in the countries in which we operate. We believe that oil and gas can be produced in an environmentally responsible manner with proper care, understanding and management. Within our S.P.E.E.D. philosophy we have a team that is exclusively focused on securing the environmental authorizations and permits for the projects we undertake. This professional and trained team, specialized in environmental issues, is also responsible for the achievement of the environmental standards set by our Board of Directors and for training and supporting our personnel. Our senior executives, personnel in the field, visitors and contractors have also received training in proper environmental management.

Our health and safety practices and outcomes

We continue to improve and update management tools to strengthen our health and safety policy. In 2021 we reached several significant milestones, among which the following stand out:

●	In the Llanos 34 Block, three drill rigs completed two years without lost-time incidents.
●	We maintain the Safeguard Certification from Bureau Veritas for our COVID-19 protocols in the Llanos 34 and Platanillo Blocks and our administrative offices in Bogotá.
●	Our assets in Chile and Argentina, which maintained a constant operation throughout 2021, had no recordable people incidents.

As of December 31, 2021, in the last twelve months, our HS indicators were the following:

People injury. Indicators calculated per 1,000,000 hours worked:

●	Lost time injury rate (LTIF) of 0.40.
●	Total recordable incident rate (TRIR) of 0.80.
●	Zero fatal incidents in the operation.

Vehicle incidents, calculated per 1,000,000 kilometres travelled:

●	Rate of recordable vehicular incidents (MVC) of 0.23.

COVID-19 Pandemic

2020 brought an additional challenge to our work environment. The social and health emergency resulting from the COVID-19 pandemic made us rethink and reinforce operations from our health and safety practices. Our goal is to keep operations active under the premise that our employees, contractors and visitors are healthy. During 2021, we continued applying the practices implemented last year and we implemented some new practices:

●	Maintain a corporate crisis committee to lead and attend to the situation generated by the emergency.
●	Continuous communications with official and truthful information regarding the disease, prevention measures and care.
●	Implementation of bio-security protocols for COVID-19 that regulate and refer to the best practices for entry and permanence in operations.
●	Implementation of screening tests for early detection of the disease, implemented before entering operational shifts.
●	Implementation of a “bubble” strategy to maintain control of specific crews and reduce the exposure and accumulation of personnel in common areas of the operation. Likewise, this strategy helps us control the contacts of people who may be suspected of contagion, preventing the disease from spreading through different field activities.
●	Reinforcement in occupational health plans and patient care in the field.
●	Creation of shock plans and operational continuity to make operations viable in the face of the worst scenarios that could arise caused by the disease.
●	Maintain administrative work from home.
●	Permanent training on implementation of bio-security protocols.
●	Encourage our employees and contractors to get vaccinated against COVID-19. As of the date of this annual report, a large proportion of our employees and contractors were vaccinated against COVID-19.

During 2021, we maintain under control the COVID-19 infection rate and we can continue our operations without interruptions.

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

Currently, our insurance program includes, among other things, construction, fire, vehicle, technical, umbrella liability, cyber security, director’s and officer’s liability and employer’s liability coverage. Our insurance includes various limits and deductibles or retentions, which must be met prior to or in conjunction with recovery. A loss not fully covered by insurance could have a materially adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Oil and gas operations contain a high degree of risk and we may not be fully insured against all risks we face in our business.”

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

In 2020, and due to COVID-19 pandemic and the then-current oil low price scenario, the ANH issued Agreement 002 of 2020 with transitory relief measures such as term extensions for the exploratory phases, reduction of the amounts of the guarantees, among other measures. All of these measures are subject to the accomplishment of certain conditions, some of which are related to the average oil price for prior months. In 2021 ANH issued Agreement 010 of 2021 to enable the execution of pending investments in any free area in the map of available areas published by ANH. This will allow companies with E&P Contracts that have pending obligations (investments) to execute them in other areas.

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

Additionally, in February 2019, the ANH published the Terms of Reference for the Permanent Competitive Bidding Process (PCBP) in which initially 20 blocks were offered to interested qualified bidders. As a result of the first phase of this competitive process, we and Hocol S.A. (as a temporary union, which, under Colombian law, is allowed to act as a contractor in E&P contracts) executed three contracts with ANH on July 11, 2019, in the Llanos Basin as follows: LLA-86, LLA-87 and LLA-104. We are the operator of these three contracts. In the second phase of this competitive process, ANH offered more than 50 blocks and we and Hocol S.A., acting through a temporary union, executed two contracts with the ANH on December 20, 2019 in the Llanos Basin as follows: LLA-123 and LLA-124.  We also operate these latter contracts. Additionally, we have requested ANH for the assignment of fifty percent interest in LLA-94 block, operated by Parex. During 2020, the ANH granted its approval for such transfer. This contract was awarded to Parex in the first phase of the PCBP. Furthermore, in 2020 the ANH continued with the third cycle of the PCBP. We were qualified as bidder in this third cycle. However, the areas offered during this cycle were not of interest of the Company and therefore, we did not submit a bid. In 2022, ANH launched Ronda Colombia 2021 with similar terms of reference with the PCBP. The main change to the terms of reference was the inclusion of the Exclusivity Economic Value (EEV). The Economic Value of Exclusivity includes both the minimum amount required by the ANH and the additional amount eventually included in the proposal, and which should be offered by the initial offers and counteroffers to surpass the initial proposal and equalize or exceed the most favorable counteroffer presented in each round. EEV is represented in number of exploratory wells offered by a company to be drilled during the E&P contract’s exploratory phase of six years. The companies should at least offer 1 VEE (minimum accepted by ANH) and grant a stand-by letter of credit for 100% of the estimated value of the well as per ANH’s reference values. In the event the company does not comply with the offered EEV, the letter of credit will be enforced by ANH. ANH granted 30 areas in Ronda Colombia 2021 in which we did not participate.

Taxation

The Tax Statute and Law 9 of 1991 provide the primary features of the oil and gas industry’s tax and foreign exchange system in Colombia. Generally, national taxes under the general tax statute apply to all taxpayers, regardless of industry.

The main taxes currently in effect are the income tax (31% for fiscal year 2021, 35% from fiscal year 2022 and onwards), sales or value added tax (19%), and the tax on financial transaction (0.4%).

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 17 bidding rounds for exploration concessions from 1999 through 2021, three open acreage bid rounds (the third in course), 6th Production Sharing Bidding Round and two Transfer of Right Surplus Bidding Round.

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

The Hydrocarbon Law No. 17,319 enacted in 1967 continues in force until today, subject to amendments introduced by the Laws No. 24,145, 26,197 and 27,007. The Petroleum Deregulation Decrees (as defined below), with the limitations thereon introduced by the YPF expropriation law 26,741 (the “Hydrocarbons Sovereignty Act”) and its regulations also molds the current national hydrocarbons regulatory framework.

The Hydrocarbon Law No. 17,319 provided for the existence of a state-owned oil & gas company (originally, YPF) for whom private companies served as service contractors or joint venture partners. But it also provided for a concession & royalty system which in practice was not used until after the YPF privatization.

In 1989, Argentina enacted certain laws aimed at privatizing the majority of its state-owned companies and issued a series of presidential decrees (namely, Decrees No. 1055/89, 1212/89 and 1589/89 (the “Petroleum Deregulation Decrees”)), relating specifically to the deregulation of energy activities. The Petroleum Deregulation Decrees eliminated restrictions on imports and exports of crude oil, deregulated the domestic oil industry, and effective January 1, 1991, the prices of oil and petroleum products were also deregulated. In 1992, Law No. 24,145, referred to as the Privatization Law, privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

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

Other measures were taken by the previous administration aimed at reducing government intervention and reestablishing market forces in the oil & gas industry:

●	Effective October 1, 2017, both domestic oil prices at the wellhead and gasoline prices at the dispenser were allowed to float freely, ending floor pricing schemes sheltering the oil producers during low oil times.
●	Also, effective October 22, 2018, Resolution 103/2018 established a new framework governing natural gas export authorization proceedings, including long-term and short-term firm export authorizations, interruptible export authorizations, summer export authorizations and operational exchanges. These new natural gas exports were soon put in practice and natural gas exports by pipeline to neighboring countries resumed in 2018.

Despite the above mentioned efforts to establish free market conditions for hydrocarbons, after a sharp devaluation, on September 1, 2019, Emergency Decree 609/2019 was enacted (thereafter amended by Decree 69/2019) whereby all exporters of goods and services were required to bring to Argentina and clear through the Argentine Central Bank all proceeds from their exports within the timeframes provided by the Argentine Central Bank. Moreover, this Decree authorized the Argentine Central Bank to introduce foreign exchange restrictions. A number of Central Bank Communications ensued thereafter restricting the outflow of funds from Argentina, including the requirement to obtain the Central Bank's prior approval to access the local foreign exchange market for payment of profits and dividends to foreign shareholders.

Regarding the export regime, Argentina passed on September 3, 2018, Decree 793/2018, which established a 12% export duty on all exports of goods from Argentina until December 31, 2020, including hydrocarbons exports. Then, the Economic Emergency Law 27,541 enacted on December 21, 2019, reduced to 8% the maximum export duty authorized to be levied on hydrocarbon exports as provided under Decree 793/2018. Lastly, National Decree 488/2020 passed in May 2020, in response to the COVID-19 pandemic, abrogated oil export duties as long as the Brent benchmark quotes at US$45 or under and reduced the export duties to 8% for when the Brent benchmark quotes at US$60 or over. A prorated export duty formula was established for periods when the Brent benchmark quotes between US$45 and US$60.

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

In November 2020, National Decree 892/2020 approved a Plan for the Promotion of the Production of Argentine Natural Gas – Supply and Demand Scheme 2020-2024 whereby the National Government agreed to compensate natural gas producers for the share of the price of natural gas they auctioned that is not transferred to end-users according to the passthrough mechanism provided in their license terms. Three subsequent Rounds of natural gas supply auctions have been conducted since then by the National Secretary of Energy under which participating producers committed to inject natural gas volumes required to satisfy the demand of domestic market utilities in consideration for government monetary compensation and certain natural gas export allowances.

Regulation of exploration and production activities

New Hydrocarbon Act:

In October 31, 2014, the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319.

The most relevant aspects of the new law are as follows:

●	With regards to concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.
●	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.
●	With regards to royalties, a maximum of 12% was established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.
●	The Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) was extended to projects representing a direct investment in foreign currency of at least 250 million dollars and, additional benefits were included.

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

Taxation

Exploitation concessionaires are subject to the general federal and provincial tax regime. The most relevant federal taxes are the income tax (35%) and the value-added tax (21%). The most relevant provincial taxes are the turnover tax (3% on average) and stamp tax. Corporate income tax rate may range from 25% to 35% on bands of income that can be adjusted annually.

Ecuador

Regulatory framework

Petroleum Ownership and Regulation

Oil, gas, minerals and natural resources underground belong to the Republic of Ecuador, in accordance with the Ecuadorian Constitution. This is a primary concept in both the Constitution and the law. However, the State can allow private investment to explore and produce hydrocarbons under different types of contracts as provided under the law.

The Ministry of Energy and Non-Renewable Natural Resources is in charge of regulating and overseeing all hydrocarbon-related activities in the country, including exploration, production, transportation, refining and marketing. The Ministry has absorbed the functions and duties of the Secretariat of Hydrocarbons and, through the Vice-Ministry of Hydrocarbons, oversees awarding, executing and monitoring contracts with private companies for the exploration and production of hydrocarbons. On the other hand, the Agency for Regulation and Control of Energy and Non-Renewable Natural Resources (“ARCERNNR” for its Spanish acronym) has the legal duty to oversee, audit, collect levies and duties on operations, and conduct accounting control of all upstream and downstream hydrocarbon operations.

The Ministry of the Environment, Water and Ecological Transition of Ecuador (“MAATE” for its Spanish acronym) has the legal competence for granting environmental licenses for all oil and gas activities and to ensure such operations are conducted in compliance with environmental laws and regulations. The Ministry of the Environment is independent from the Ministry of Energy.

Petroleum Laws and Regulations

The Ecuadorian Constitution contains the main provisions, which stipulate that all hydrocarbons belong to the State of Ecuador, that the national oil company is EP PETROECUADOR (following the merger of Petroecuador EP and Petroamazonas EP completed in 2020) has preferential rights for oil exploration, production, transportation and sale, and that, in case a contract is executed with a private oil company, the State’s benefit must be more than that of the private company. The State’s benefit is understood as all taxes, production sharing and other economic benefits the State receives from oil production, while the company’s benefit is understood as all proceeds received from payment for the service of producing oil, or from the sales of its share of oil, less all amortization of investments, costs and taxes paid by the company.

The Hydrocarbons Law is the main body of law below the Ecuadorian Constitution and regulates the different types of contracts the government can enter into with international oil companies, as well as the rights, obligations and penalties for private companies. The main contracts that have been implemented in Ecuador from time to time are service contracts and fairly recently the production-sharing contracts (“PSC”). Under a service contract, the State of Ecuador pays a contractually agreed tariff per barrel. Under a PSC, the investing company receives a share of the oil produced which it can freely trade.

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

Background for Contract types for Private Investment in Petroleum

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

Service contracts can be executed by the Ministry of Hydrocarbons for exploration blocks or for fields already in production (followed a 2021 reform to the Law of Hydrocarbons). In both cases, the contracting company receives a pre-agreed tariff that is usually negotiated considering the amount of the investment, existing reserves, production cost and an estimated reasonable profit for the company.

In July 2018, Executive Decree no. 449 reinstated the production-sharing type of contracts so called locally as Participation Contracts. On 2019, the Ministry of Energy executed several Participation Contracts for exploration and exploitation of hydrocarbons.

The contract term for a production-sharing contract is usually four years for exploration, extendable for two additional years, and 20 years for production, subject to an extension if reserves have been added and new investments are committed. As of the date of this annual report, we hold two production-sharing contracts with a 50% working interest in consortium with Frontera Energy (Espejo Block, operated, and non-operated Perico Block), which were awarded by the Ministry of Energy during the First Intracampos Bidding Round in April 2019.

As of the date of this annual report, after a reform to the Law of Hydrocarbons enacted in 2021, oil companies can transform a service contract into a production sharing contract through a request to the Ministry of Energy and negotiating certain new terms and conditions applicable to the production-sharing contract.

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

Furthermore, the investing company must strictly abide by all employment laws, in terms of legal requirements concerning the maximum number of foreign employees. Some contracts have allowed for arbitration as a dispute resolution mechanism; however, certain matters, such as taxes, cannot be submitted to arbitration. This is also true for certain termination provisions in the event of the investing company breaching the law (such as transfer of rights without consent).  The reform to the Law of Hydrocarbons enacted in 2021 allows the entry into investment treaties with the Government of Ecuador, allowing to freeze tax incentives in consideration for investment commitments and expanding local employment.

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

For the year ended December 31, 2021, we made total capital expenditures of US$129.3 million (US$119.9 million, US$4.3 million, US$0.1 million and US$5.0 million in Colombia, Chile, Argentina and Ecuador, respectively), consisting of US$46.2 million related to exploration.

Oil prices have been volatile, particularly since the start of the COVID-19 pandemic and the armed conflict in Ukraine. In preparation for continued volatility and the prolonged effects of the COVID-19 pandemic, we have developed multiple scenarios for our 2022 capital expenditure program. See “Item 4. Information on the Company—B. Business Overview—2022 Strategy and Outlook.”

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

During 2020, the oil market experienced a significant over-supply condition, mainly influenced by the COVID-19 pandemic, that resulted in a sharp drop in prices, with Brent falling from over US$50 per barrel at the beginning of March

2020 up to US$16 per barrel in late April 2020. During 2021, the crude demand recovery resulted in some improvements in the market conditions from the end of 2020 and onwards.

We manage part of our exposure to the volatile crude oil price using derivatives. For further information related to Commodity Risk Management Contracts, please see Note 8 to our Consolidated Financial Statements.

Additionally, the oil and gas we sell may be subject to certain discounts. For example, in Colombia, the realized oil price is linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador, for the crude oil of the Putumayo Basin that is transported through Ecuador. In both basins, the reference price is then adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, delivery point and transport costs.

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

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$17.9 million (post-tax loss would have been higher by US$21.0 million in 2020).

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

Contractual obligations

In order to protect our exploration and production rights in our licensed areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P contracts and concession agreements. The costs to maintain or operate our licensed areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various CEOPs, E&P contracts, production sharing agreements and concession contracts and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

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

As of December 31, 2021, we divided our business into five geographical segments—Colombia, Chile, Brazil, Argentina, and Ecuador—that corresponded to our principal jurisdictions of operation. Activities not falling into these five geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

Description of principal line items

The following is a brief description of the principal line items of our consolidated statement of income.

Revenue

Revenue includes the sale of crude oil, condensate and natural gas net of value-added tax (“VAT”), and discounts related to the sale (such as API and mercury adjustments) and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. Revenue from the sale of crude oil and gas is recognized when control of the product is transferred to the customer, which is generally when the product is physically transferred into a pipe or other delivery mechanism and the customer accepts the product. Consequently, the Group’s performance obligations are considered to relate only to the sale of crude oil and gas, with each barrel of crude oil equivalent considered to be a separate performance obligation under the contractual arrangements in place.

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

Our administrative expenses for the year ended December 31, 2021, decreased by US$3.5 million, or 7%, compared to the year ended December 31, 2020, mainly due to staff cost reductions and higher allocation to joint operations.

Selling expenses

Selling expenses are recognized on the accrual basis of accounting and consist primarily of transportation, storage costs and selling taxes.

Our selling expenses for the year ended December 31, 2021, increased by US$2.9 million, or 49%, compared to the year ended December 31, 2020, mainly due to the sales increase during the year and also to differences in accounting for different points of sale in Colombia. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

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

During 2021, we recognized write-off of unsuccessful exploration efforts of US$12.3 million (US$52.7 million in 2020). See Note 20 to our Consolidated Financial Statements.

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

During 2021, we recognized a net impairment loss of US$4.3 million (US$133.9 million in 2020) that corresponded to: (1) an impairment loss recognized in the Fell Block of US$17.6 million due to the decline in the proved reserves estimation in 2021 and, (2) a reversal of impairment loss of US$13.3 million in the Aguada Baguales and El Porvenir Blocks in Argentina. See Note 37 to our Consolidated Financial Statements.

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

In preparation for continued volatility, we have developed multiple scenarios for our 2022 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2022 Strategy and Outlook.”

Year ended December 31, 2021 compared to year ended December 31, 2020

The following table summarizes certain of our financial and operating data for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
			% Change from
	2021	2020	prior year

	(in thousands of US$, except for percentages)

Revenue
Sale of crude oil	647,559	359,640	80%
Sale of gas	40,984	34,052	20%
Revenue	688,543	393,692	75%
Commodity risk management contracts	(109,191)	8,081	(1,451)%
Production and operating costs	(212,790)	(125,072)	70%
Geological and geophysical expenses	(7,891)	(14,951)	(47)%
Administrative expenses	(46,828)	(50,315)	(7)%
Selling expenses	(8,730)	(5,844)	49%
Depreciation	(88,969)	(118,073)	(25)%
Write-off of unsuccessful exploration efforts	(12,262)	(52,652)	(77)%
Impairment loss recognized for non-financial assets	(4,334)	(133,864)	(97)%
Other expenses	(11,739)	(11,665)	1%
Operating profit (loss)	185,809	(110,663)	(268)%
Financial expenses	(64,112)	(64,582)	(1)%
Financial income	1,652	3,166	(48)%
Foreign exchange profit (loss)	5,049	(13,008)	(139)%
Profit (loss) before income tax	128,398	(185,087)	(169)%
Income tax expense	(67,271)	(47,863)	41%
Profit (loss) for the year	61,127	(232,950)	(126)%

Net production volumes
Oil (mbbl)(2)	11,853	12,759	(7)%
Gas (mcf)(3)	11,230	11,709	(4)%
Total net production (mboe)	13,725	14,710	(7)%
Average net production (boepd)	37,602	40,192	(6)%
Average realized sales price
Oil (US$ per bbl)	58.3	31.2	87%
Gas (US$ per mmcf)	4.0	3.1	28%
Average unit costs per boe (US$)
Operating cost	7.6	6.5	17%
Royalties	8.6	2.6	231%
Production costs(1)	16.1	9.1	77%
Geological and geophysical expenses	0.6	1.1	(45)%
Administrative expenses	3.5	3.7	(5)%
Selling expenses	0.7	0.4	75%
(1)	Calculated pursuant to FASB ASC 932.
(2)	We present production figures before deduction of royalties, as we believe that net production before royalties is more appropriate in light of our foreign operations and the attendant royalty regimes. Oil production figures presented on page F-72 are net of royalties.
(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-73 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
	2021							2020
	Colombia	Chile	Brazil	Argentina	Ecuador	Other	Total	Colombia	Chile	Brazil	Argentina	Peru	Other	Total

	(in thousands of US$)
Revenue	618,268	21,471	20,109	28,695	—	—	688,543	334,606	21,704	12,783	24,599	—	—	393,692
Depreciation	(61,279)	(14,275)	(4,082)	(9,130)	(200)	(3)	(88,969)	(63,687)	(33,571)	(3,732)	(16,564)	(401)	(118)	(118,073)
Impairment and write-off	(7,827)	(22,076)	—	13,307	—	—	(16,596)	(1,949)	(132,134)	(2,253)	(16,205)	(33,975)	—	(186,516)

Revenue

For the year ended December 31, 2021, crude oil sales were our principal source of revenue, with 94% and 6% of our total revenue from crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2020, to the year ended December 31, 2021.

	For the year ended
	December 31,
	2021	2020

	(in thousands of US$)
Consolidated
Sale of crude oil	647,559	359,640
Sale of gas	40,984	34,052
Total	688,543	393,692

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
By country
Colombia	618,268	334,606	283,662	85%
Chile	21,471	21,704	(233)	(1)%
Brazil	20,109	12,783	7,326	57%
Argentina	28,695	24,599	4,096	17%
Total	688,543	393,692	294,851	75%

Revenue increased 75%, from US$393.7 million for the year ended December 31, 2020, to US$688.5 million for the year ended December 31, 2021, primarily as a result of higher realized prices. Sales of crude oil increased due to higher realized prices partially offset by lower sold volumes of 11.5 mmbbl in the year ended December 31, 2021, compared to 12.0 mmbbl in the year ended December 31, 2020, and resulted in net revenue of US$647.6 million for the year ended December 31, 2021, compared to US$359.6 million for the year ended December 31, 2020. In addition, sales of gas increased from US$34.1 million for the year ended December 31, 2020, to US$41.0 million for the year ended December 31, 2021, due to higher realized prices partially offset by lower natural gas deliveries.

The increase in 2021 net revenue of US$294.9 million is mainly explained by:

●	an increase of US$283.7 million in sales in Colombia mainly due to higher realized prices partially offset by lower deliveries;
●	a decrease of US$0.2 million in sales in Chile, due to lower oil and gas deliveries partially offset by higher realized prices;
●	an increase of US$7.3 million in sales in Brazil, mainly due to increased gas deliveries plus higher realized oil and gas prices;

●	an increase of US$4.1 million in sales in Argentina due to higher realized prices partially offset by a decrease in deliveries;

Revenue attributable to our operations in Colombia for the year ended December 31, 2021, was US$618.3 million, compared to US$334.6 million for the year ended December 31, 2020, representing 90% and 85% of our total consolidated sales, respectively. The increase is related to an increase in the average realized price per barrel of crude oil from US$30.6 per barrel to US$58.3 per barrel, primarily due to higher reference international prices partially offset by a decrease in oil deliveries from 11.3 mmbbl to 10.9 mmbbl.

Revenue attributable to our operations in Chile for the year ended December 31, 2021, was US$21.5 million, a 1% decrease from US$21.7 million for the year ended December 31, 2020, principally due to (1) a decrease in gas sales by US$1.4 million reflecting lower deliveries, partially offset by higher average realized prices from US$16.1 per boe for the year ended December 31, 2020 to US$20.7 per boe for the year ended December 31, 2021, and, (2) an increase in oil sales by US$1.2 million reflecting higher average realized prices per barrel of crude oil from US$38.0 per barrel for the year ended December 31, 2020 to US$62.8 per barrel for the year ended December 31, 2021 (an increase of US$24.8 per barrel or a total of 65%), partially offset by a decrease in oil deliveries from 0.13 mmbbl to 0.10 mmbbl. The contribution to our revenue during the years ended December 31, 2021, and 2020 from our operations in Chile was 3.1% and 5.5%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2021, was US$20.1 million, a 57% increase from US$12.8 million for the year ended December 31, 2020, principally due to higher gas deliveries from 0.5 mmboe to 0.6 mmboe to respond to the higher gas demand in Brazil plus higher realized gas prices from US$25.6 per boe for the year ended December 31, 2020, to US$37.4 per boe for the year ended December 31, 2021. The contribution to our revenue from our operations in Brazil during the years ended December 31, 2021 and 2020, was 2.9% and 3.2%, respectively.

Revenue attributable to our operations in Argentina for the year ended December 31, 2021, was US$28.7 million, a 17% increase from US$24.6 million for the year ended December 31, 2020, primary due to (1) an increase in oil sales by US$7.3 million related to an increase in average realized prices per barrel of crude oil from US$42.0 per barrel for the year ended December 31, 2020, to US$56.4 per barrel for the year ended December 31, 2021 (or a total of 34%), partially offset by a decrease in oil deliveries from 0.5 mmbbl to 0.4 mmbbl, and (2) an increase in gas sales by US$0.8 million reflecting higher gas prices due to local market conditions, plus higher deliveries. The contribution to our revenue from our operations in Argentina during the years ended December 31, 2021 and 2020 was 4.2% and 6.2%, respectively.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2021 and 2020.

	For the year ended December 31,
			% Change
	2021	2020	from prior year

	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Chile, Brazil and Argentina)
Royalties	(113,023)	(35,875)	215%
Staff costs	(16,994)	(15,217)	12%
Operation and maintenance	(7,826)	(7,491)	4%
Transportation costs	(3,383)	(5,622)	(40)%
Well and facilities maintenance	(17,989)	(15,039)	20%
Consumables	(19,270)	(16,776)	15%
Equipment rental	(8,127)	(8,570)	(5)%
Other costs	(26,178)	(20,482)	28%
Total	(212,790)	(125,072)	70%

	Year ended December 31,
	2021				2020
	Colombia	Chile	Argentina	Brazil	Colombia	Chile	Argentina	Brazil

	(in thousands of US$)
By country
Royalties	(106,341)	(770)	(4,270)	(1,642)	(30,453)	(753)	(3,620)	(1,049)
Staff costs	(9,490)	(3,590)	(3,909)	(5)	(11,684)	(3,188)	(165)	(180)
Operation and maintenance	(4,813)	—	(3,013)	—	(2,538)	—	(4,885)	(68)
Transportation costs	(2,606)	(691)	(86)	—	(4,889)	(638)	(95)	—
Well and facilities maintenance	(13,118)	(2,162)	(1,842)	(867)	(8,694)	(1,607)	(3,536)	(1,202)
Consumables	(17,022)	(1,151)	(1,097)	—	(14,587)	(1,050)	(1,096)	(43)
Equipment rental	(6,682)	(608)	(837)	—	(6,834)	(516)	(903)	(317)
Other costs	(18,312)	(2,078)	(3,706)	(2,082)	(12,640)	(2,492)	(4,333)	(1,017)
Total	(178,384)	(11,050)	(18,760)	(4,596)	(92,319)	(10,244)	(18,633)	(3,876)

Consolidated production and operating costs increased 70%, from US$125.1 million for the year ended December 31, 2020, to US$212.8 million for the year ended December 31, 2021, primarily due to higher cash royalties as a result of the higher international prices.

Production and operating costs in Colombia increased by 93%, to US$178.4 million for the year ended December 31, 2021, as compared to US$92.3 million for the year ended December 31, 2020, primarily due to higher royalties of US$75.9 million, in line with higher oil prices and due to incremental maintenance and well intervention activities in the Llanos 34 Block.

Production and operating costs in Chile increased by 8% to US$11.1 million due to well intervention and maintenance activities that were suspended in the comparative period due to the lower oil price environment. Operating costs per boe increased to US$12.3 per boe in 2021 from US$8.2 per boe in 2020.

Production and operating costs in Brazil increased by 19%, to US$4.6 million for the year ended December 31, 2021, as compared to the year ended December 31, 2020, mainly resulting from higher royalties due to higher realized prices and gas deliveries.  However, operating costs per boe decreased to US$4.6 for the year ended December 31, 2021, from US$5.8 per boe for the year ended December 31, 2020.

Production and operating costs in Argentina increased by 1%, to US$18.8 million for the year ended December 31, 2021, as compared to US$18.6 million for the year ended December 31, 2020, mainly due to higher operating costs per boe partially offset by lower oil deliveries. Operating costs per boe increased to US$20.8 for the year ended December 31, 2021, from US$19.8 per boe for the year ended December 31, 2020.

Geological and geophysical expenses

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	(3,450)	(10,544)	7,094	(67)%
Chile	(74)	(134)	60	(45)%
Brazil	—	(464)	464	(100)%
Argentina	(998)	(694)	(304)	44%
Other	(3,369)	(3,115)	(254)	8%
Total	(7,891)	(14,951)	7,060	(47)%

Geological and geophysical expenses decreased by 47%, from US$15.0 million for the year ended December 31, 2020, to US$7.9 million for the year ended December 31, 2021, primarily as the result of cost reduction initiatives and higher allocations to capitalized projects, as a result of the exploratory activities that were suspended in the comparative period due to the lower oil price environment.

Administrative costs

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	(20,441)	(24,710)	4,269	(17)%
Chile	(1,694)	(2,968)	1,274	(43)%
Brazil	(1,349)	(1,485)	136	(9)%
Argentina	(4,787)	(2,449)	(2,338)	95%
Other	(18,557)	(18,703)	146	(1)%
Total	(46,828)	(50,315)	3,487	(7)%

Administrative costs decreased by 7%, from US$50.3 million for the year ended December 31, 2020, to US$46.8 million for the year ended December 31, 2021, primarily as the result of cost reduction initiatives and higher allocation to joint operations. This reduction was partially offset by an increase in consultant fees and communication and IT costs related to projects that were postponed in the previous year due to the COVID-19 pandemic.

Selling expenses

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	(7,033)	(4,488)	(2,545)	57%
Chile	(318)	(295)	(23)	8%
Brazil	—	(14)	14	(100)%
Argentina	(1,379)	(1,047)	(332)	32%
Total	(8,730)	(5,844)	(2,886)	49%

Selling expenses increased by 49%, from US$5.8 million for year ended December 31, 2020, to US$8.7 million for the year ended December 31, 2021, primarily due to the sales increase during 2021, and also to differences in accounting for different points of sale in Colombia. Sales at the wellhead have no selling costs associated but generate lower revenue whereas transportation costs for sales to other delivery points are accounted for as selling expenses.

Commodity risk management contracts

We recorded a loss of US$109.2 million related to commodity risk management contracts for the year ended December 31, 2021, and a profit of US$8.1 million for the year ended December 31, 2020.

Consolidated commodity risk management contracts refer to two different components, a realized and an unrealized portion. The realized loss of US$109.7 million for the year ended December 31, 2021, compared to a US$21.1 million gain for the year ended December 31, 2020, reflected Brent oil prices and commodity risk management contracts settled during the respective periods. The unrealized gain was US$0.5 million for the year ended December 31, 2021, compared to US$13.0 million loss for the year ended December 31, 2020. Unrealized results are generated from changes in the forward Brent oil price curve.

Depreciation

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	(61,279)	(63,687)	2,408	(4)%
Chile	(14,275)	(33,571)	19,296	(57)%
Brazil	(4,082)	(3,732)	(350)	9%
Argentina	(9,130)	(16,564)	7,434	(45)%
Other	(203)	(519)	316	(61)%
Total	(88,969)	(118,073)	29,104	(25)%

Depreciation charges decreased by 25% from US$118.1 million for the year ended December 31, 2020, to US$89.0 million for the year ended December 31, 2021, primarily due to a decrease in the depreciation cost per boe in Chile as a consequence of the impairment losses recognized in the Fell Block in 2020 and the property, plant and equipment related to the blocks in Argentina that were reclassified as held for sale in August 2021.

Operating profit (loss)

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	228,983	144,806	84,177	58%
Chile	(29,160)	(158,619)	129,459	(82)%
Brazil	9,502	1,215	8,287	682%
Argentina	(567)	(32,595)	32,028	(98)%
Other	(22,949)	(65,470)	42,521	(65)%
Total	185,809	(110,663)	296,472	(268)%

We recorded an operating profit of US$185.8 million for the year ended December 31, 2021, compared to an operating loss of US$110.7 million for the year ended December 31, 2020, as a result of the reasons described above.

In 2021, we recorded a write-off of unsuccessful exploration efforts of US$12.3 million that corresponded to two unsuccessful exploratory wells drilled in the Llanos 32 Block in Colombia, other exploration costs incurred in the Fell Block in Chile, an exploratory well drilled in previous years in the CPO-5 Block in Colombia and other exploration costs incurred in previous years in the PUT-30 Block in Colombia for which no additional work would be performed.

Additionally, during 2021, we recognized a net impairment loss of US$4.3 million that corresponded to: (1) an impairment loss recognized in the Fell Block of US$17.6 million due to the decline in the proved reserves estimation and, (2) a reversal of impairment loss of US$13.3 million in the Aguada Baguales and El Porvenir Blocks in Argentina due to the known market price of the blocks in the context of the transaction described in Note 36.3.1 to our Consolidated Financial Statements. For further information see Note 37 to our Consolidated Financial Statements.

Financial results

Net financial results increased 2% to US$62.5 million for the year ended December 31, 2021, as compared to US$61.4 million for the year ended December 31, 2020, mainly resulting from a one-time cost of US$6.3 million associated with the strategic deleveraging process executed in April 2021 that resulted in significant debt reduction with extended maturities and lower costs of debt.

Foreign exchange gain (loss)

Foreign exchange variation was a loss of US$13.0 million for the year ended December 31, 2020, compared to a gain of US$5.0 million for the year ended December 31, 2021. The loss of 2020 mainly corresponds to the realized loss on currency risk management contracts of US$9.4 million resulting from derivative financial instruments to manage our future exposure to local currency fluctuations with respect to income tax balances in Colombia.

Profit (loss)before income tax

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	210,472	112,158	98,314	88%
Chile	(30,284)	(159,855)	129,571	(81)%
Brazil	8,714	(2,956)	11,670	(395)%
Argentina	(2,865)	(32,277)	29,412	(91)%
Other	(57,639)	(102,157)	44,518	(44)%
Total	128,398	(185,087)	313,485	(169)%

For the year ended December 31, 2021, we recorded a profit before income tax of US$128.4 million, compared to a loss of US$185.1 million for the year ended December 31, 2020, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	(61,074)	(41,079)	(19,995)	49%
Chile	(4,865)	12,604	(17,469)	(139)%
Brazil	2,700	(11,151)	13,851	(124)%
Argentina	(4,032)	(240)	(3,792)	1,580%
Other	—	(7,997)	7,997	(100)%
Total	(67,271)	(47,863)	(19,408)	41%

Our effective tax rate was 52% for the year ended December 31, 2021, compared to (26)% in 2020. The increase in the effective tax rate was primarily due to the generation of profit during 2021. The 2020 income tax expense included the write-down of the deferred income tax asset in Peru due to the decision to retire from the Morona Block (US$8.4 million), the write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina in which there was insufficient evidence of future taxable profits to offset them in accordance with the expected future cash-flows at year-end (US$24.2 million), and tax losses from non-taxable jurisdictions or where no deferred income tax benefit is recognized.

Profit (loss) for the year

	Year ended December 31,		Change from prior year
	2021	2020		%

	(in thousands of US$, except for percentages)
Colombia	149,398	71,079	78,319	110%
Chile	(35,149)	(147,251)	112,102	(76)%
Brazil	11,414	(14,107)	25,521	(181)%
Argentina	(6,897)	(32,517)	25,620	(79)%
Other	(57,639)	(110,154)	52,515	(48)%
Total	61,127	(232,950)	294,077	(126)%

For the year ended December 31, 2021, we recorded a net profit of US$61.1 million as a result of the reasons described above, compared to a net loss of US$233.0 million for the year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a discussion of the results of our operations for the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5.—A. Operating Results—Results of Operations for the Year Ended December 31, 2020 compared to the year ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020.

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

Between 2005 and 2021, we raised approximately US$200 million in equity offerings at the holding company level and nearly US$1.5 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities with Methanex, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In February 2014, we commenced trading on the NYSE and raised US$98 million (before underwriting commissions and expenses), including the over-allotment option granted to and exercised by the underwriters, through the issuance of 13,999,700 common shares.

In September 2017, we issued US$425.0 million aggregate principal amount of senior notes due 2024. The Notes due 2024 mature on September 21, 2024 and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year. The Indenture governing our Notes due 2024 contains incurrence-based limitations on the amount of indebtedness we can incur. This limits our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes due 2024. The net proceeds from the Notes due 2024 were used by us (i) to make a capital contribution to our wholly-owned subsidiary, Agencia, providing it with sufficient funds to fully repay the Notes due 2020 and to pay any related fees and expenses, including a call premium, and (ii) for general corporate purposes, including capital expenditures, such as the acquisition of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in the Neuquén Basin in Argentina, and to repay existing indebtedness, including the Itaú loan in Brazil.

In January 2020, we issued US$350.0 million aggregate principal amount of senior notes due 2027. The Notes due 2027 mature on January 17, 2027, and bear interest at a fixed rate of 5.50% and a yield of 5.625% per year. Interest on the

Notes due 2027 is payable semi-annually in arrears on January 17 and July 17 of each year. The Indenture governing our Notes due 2027 contains incurrence-based limitations on the amount of indebtedness we can incur. This limits our capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes due 2027. The net proceeds from the Notes were used by us (i) to make an intercompany loan to our wholly-owned subsidiary, GeoPark Colombia S.A.S., providing it with sufficient funds to pay the total consideration for the acquisition of Amerisur (see Note 36.1 to our Consolidated Financial Statements) and to pay any related fees and expenses, and (ii) for general corporate purposes.

In April 2021, we executed a series of transactions that included a successful tender to purchase US$255.0 million of the 2024 Notes that was funded with a combination of cash in hand and a US$150.0 million new issuance from the reopening of the 2027 Notes. The new notes offering, and the tender offer closed on April 23, 2021, and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$1,000 for each US$1,000 principal amount of the 2024 Notes plus the early tender payment of US$50 for each US$1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

In May 2021, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia for Colombian Pesos 35.0 billion (equivalent to US$9.4 million at the moment of the loan execution) to finance working capital requirements in Colombia. The interest rate was the IBR index (interest rate of reference for short-term loans in Colombia) plus 1.6% per annum, and interests were payable monthly. The loan was set to mature in May 2022, but in August 2021, GeoPark Colombia S.A.S. fully prepaid the loan, with no additional cost.

In July 2021, GeoPark Colombia S.A.S. executed a loan agreement with Itau Bank for Colombian Pesos 37.7 billion (equivalent to US$10.0 million at the moment of the loan execution) to finance working capital requirements in Colombia. The interest rate was 5.38% per annum, and interests were payable monthly. The loan was set to mature in January 2022 but in October 2021, GeoPark Colombia S.A.S. fully prepaid the loan, with no additional cost.

On October 7, 2021, GeoPark Colombia S.A.S. signed a loan agreement with Banco BTG Pactual S.A. which provides GeoPark with access to up to US$20.0 million until October 7, 2022. The agreement establishes an interest rate of 4.50% per annum and a commitment fee of 1.95% per annum with respect to any undrawn amount. As of the date of this annual report, GeoPark Colombia S.A.S. has not withdrawn any amount from this loan.

On October 8, 2021, our Colombian subsidiaries entered into an offtake and prepayment agreement with Shell Western Supply and Trading Limited (“Shell”), one of their key customers. The prepayment agreement provides GeoPark with access to up to US$15.0 million in the form of prepaid future oil sales and has a twelve months availability period. Funds committed by Shell will be made available to GeoPark upon request and will be repaid by GeoPark, through future oil deliveries over the year after funds are disbursed. As of the date of this annual report, GeoPark has not withdrawn any amount from this prepayment agreement.

In September 2021, GeoPark was included in the S&P Global BMI Index and sub-indexes, including the S&P Emerging BMI, the S&P Colombia BMI, the S&P Latin America BMI, and the S&P Global BMI Energy, among others.

We believe that our current operations and 2022 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as further capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies. See “Item 4. Information on the Company—B. Business Overview—2022 Strategy and Outlook.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2022 Strategy and Outlook”.

In the year ended December 31, 2021, we had total capital expenditures, related to purchase of property, plant and equipment, of US$129.3 million (US$119.9 million, US$4.3 million, US$0.1 million and US$5.0 million in Colombia, Chile, Argentina and Ecuador, respectively).

In the year ended December 31, 2020, we had total capital expenditures, related to purchase of property, plant and equipment, of US$75.3 million (US$61.6 million, US$11.9 million, US$0.7 million, US$0.4 million, US$0.4 million and US$0.3 million in Colombia, Chile, Argentina, Peru, Brazil and Ecuador, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2021	2020	2019

	(in thousands of US$)
Cash flows from (used in)
Operating activities	216,777	168,699	235,429
Investing activities	(126,558)	(347,633)	(119,250)
Financing activities	(190,442)	271,145	(132,460)
Net (decrease) increase in cash and cash equivalents	(100,223)	92,211	(16,281)

Cash flows from operating activities

For the year ended December 31, 2021, cash flows from operating activities were US$216.8 million, a 28% increase from US$168.7 million for the year ended December 31, 2020, mainly resulting from the increase in revenues of oil reflecting higher oil and gas prices in 2021, partially offset by the cash taxes payments made during 2021.

For the year ended December 31, 2020, cash flows from operating activities were US$168.7 million, a 28% decrease from US$235.4 million for the year ended December 31, 2019, mainly resulting from the decrease in revenues of oil reflecting lower oil and gas prices in 2020, partially offset by the cost reduction initiatives carried during 2020.

Cash flows used in investing activities

For the year ended December 31, 2021, cash flows used in investing activities were US$126.6 million, an 64% decrease from US$347.6 million for the year ended December 31, 2020. This decrease is primarily explained by the fact that we did not acquire any business in 2021 (US$272.3 million in 2020) partially offset by an increase of US$54.0 million in capital expenditures related to the purchase of property, plant and equipment.

For the year ended December 31, 2020, cash flows used in investing activities were US$347.6 million, a 192% increase from US$119.3 million for the year ended December 31, 2019. This increase was primarily related to the acquisition of Amerisur for US$272.3 million in January 2020.

Cash flows (used in) from financing activities

Cash flows used in financing activities were US$190.4 million for the year ended December 31, 2021, compared to US$271.1 million from financing activities for the year ended December 31, 2020. This decrease was principally related to the execution of a series of transactions that included a successful tender to purchase US$255.0 million of the 2024

Notes that was funded with a combination of cash in hand and a US$150.0 million new issuance from the reopening of the 2027 Notes.

Cash flows from financing activities were US$271.1 million for the year ended December 31, 2020, compared to US$132.5 million used in financing activities for the year ended December 31, 2019. This increase was principally related to the net proceeds from the issuance of the 2027 Notes of US$342.5 million and a decrease in the shares repurchase payments of US$67.3 million.

Indebtedness

As of December 31, 2021, and 2020, we had total outstanding indebtedness of US$674.1 million and US$784.6 million, respectively, as set forth in the table below.

	As of December 31,
	2021	2020

	(in thousands of US$)
2024 Notes	171,880	428,737
2027 Notes	499,893	352,113
Banco Santander	2,319	3,736
Total	674,092	784,586

Our material outstanding indebtedness is described below.

Notes due 2024 and 2027

General

On September 21, 2017, we issued US$425.0 million aggregate principal amount of senior notes due 2024. The Notes due 2024 mature on September 21, 2024, and bear interest at a fixed rate of 6.50% and a yield of 6.50% per year. Interest on the Notes due 2024 is payable semi-annually in arrears on March 21 and September 21 of each year.

On January 17, 2020, we issued US$350.0 million aggregate principal amount of senior notes due 2027. The Notes due 2027 mature on January 17, 2027 and bear interest at a fixed rate of 5.50% per year and a yield to maturity of 5.625%. Interest on the Notes due 2027 is payable semi-annually in arrears on January 17 and July 17 of each year.

In April 2021, the Company executed a series of transactions that included a successful tender to purchase US$255.0 million of the 2024 Notes that was funded with a combination of cash in hand and a US$150.0 million new issuance from the reopening of the 2027 Notes. The new notes offering, and the tender offer closed on April 23, 2021, and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$1,000 for each US$1,000 principal amount of the 2024 Notes plus the early tender payment of US$50 for each US$1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$2.0 million. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.A.S.

After these transactions, we reduced our total indebtedness nominal amount in US$105.0 million and improved our financial profile by extending our debt maturities. The current outstanding nominal amount of the 2024 Notes and 2027 Notes is US$170.0 million and US$500.0 million respectively. We recorded a loss of US$6.3 within Financial expenses for the year ended December 31, 2021 as a consequence of these transactions.

Ranking

The Notes due 2024 and 2027 constitute senior unsubordinated obligations of GeoPark Limited and are guaranteed by GeoPark Chile and GeoPark Colombia (the “Guarantors”). The Notes due 2024 and 2027 rank equally in right of payment with all existing and future senior obligations of GeoPark Limited and the Guarantors (except those obligations preferred by operation of law, including without limitation labor and tax claims); rank senior in right of payment to all existing and future subordinated indebtedness of GeoPark Limited and the Guarantors; and rank effectively junior to any secured obligations of GeoPark Limited, the Guarantors and their respective subsidiaries to the extent of the value of the collateral securing such obligations.

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

The indenture governing our Notes includes certain tests that must be satisfied before incurring additional debt, as well as other matters, and which provide among other things, that the net debt to EBITDA ratio should not exceed 3.25 and the EBITDA to interest ratio should exceed 2.5. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions).

Events of default

Events of default under the indentures governing the Notes due 2024 and 2027 include: the nonpayment of principal when due; default in the payment of interest, which continues for a period of 30 days; failure to make an offer to purchase and thereafter accept tendered notes following the occurrence of a change of control or as required by certain covenants in the indentures governing the Notes due 2024 and 2027; cross payment default relating to debt with a principal amount of US$40.0 million or more, and cross-acceleration default following a judgment for US$40.0 million or more; bankruptcy and insolvency events; and invalidity or denial or disaffirmation of a guarantee of the notes. The occurrence of an event of default would permit or require the principal of and accrued interest on the Notes due 2024 and 2027 to become or to be declared due and payable.

Banco Santander

In October 2018, we executed a loan agreement with Banco Santander for Brazilian Real R$77.6 million (equivalent to US$20.0 million at the moment of the loan execution) to repay an existing US$-denominated intercompany loan. The interest rate applicable to this loan is the CDI plus 2.25% per annum. CDI represents the average rate of all inter-bank overnight transactions in Brazil. In September 2020, we executed the refinancing of the outstanding principal for Brazilian Real R$19.4 million (equivalent to US$3.4 million at the moment of the refinancing execution), to be paid in three installments in October 2021, April 2022 and October 2022.

Other Agreements

In June 2020, our Colombian subsidiary executed an offtake and prepayment agreement with Trafigura, one of its customers. The prepayment agreement provided us with access to up to US$75 million in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on August 10, 2021. We did not withdraw any amount from this prepayment agreement.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2021, or as of December 31, 2020.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to properties.”

D.    Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company—B. Business Overview—2022 Strategy and Outlook.”

E.    Critical accounting policies and estimates

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

Reserves estimates

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2021 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework. It incorporates many factors and assumptions including:

●	expected reservoir characteristics based on geological, geophysical and engineering assessments;
●	future production rates based on historical performance and expected future operating and investment activities;
●	future oil and gas prices and quality differentials;
●	assumed effects of regulation by governmental agencies;
●	tax rates by jurisdiction, and
●	future development and operating costs.

Our management believes these factors and assumptions are reasonable based on the information available to them at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

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

Asset retirement obligations

Obligations related to the abandonment of wells once operations are terminated may result in the recognition of significant liabilities. We record the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recognized, the cost is also capitalized by increasing the carrying amount of the related asset. Over time, the liability is accreted to its present value at each reporting date, and the capitalized cost is depreciated over the estimated useful life of the related asset. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations will be settled after many years. Technologies and costs are constantly changing, as well as political, environmental, health, safety and public relations considerations. Consequently, the timing and future cost of abandonment are subject to significant modification. Any change in the variables underlying our assumptions and estimates can have a significant effect on the liability and the related capitalized asset. The present value of future costs necessary for well abandonment is calculated for each area at the present value of the estimated future expenditure. The liability recognized is based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and senior management

Board of directors

Until December 31, 2021, our board of directors was composed of seven members. On December 30, 2021, the directors accepted the resignation of Mr. Pedro Aylwin as a director of the Company with effect on December 31, 2021. Currently, our board of directors is composed of six members. Our directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The directors whose term has expired may offer themselves for re-election at each election of directors. The term for the current directors expires on the date of our next annual general meeting of shareholders to be held in 2022.

The current members of the board of directors were appointed at our annual general meeting held on July 15, 2021. The table below sets forth certain information concerning our current board of directors. All ages are current as of March 31, 2022.

			At the Company
Name	Position	Age	since
Sylvia Escovar Gómez (1)	Chair and Director	60	2020
James F. Park	Chief Executive Officer, Deputy Chairman and Director	66	2002
Carlos A. Gulisano	Director	71	2010
Robert Bedingfield (1)(2)	Director	73	2015
Constantin Papadimitriou (1)(2)	Director	61	2018
Somit Varma (1)	Director	61	2020
(1)	Independent director under SEC Audit Committee rules.
(2)	Member of the Audit Committee.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business addresses for our directors is Calle 94 no. 11-30, floor 8, 9 and 10, Bogotá, Colombia.

Sylvia Escovar Gómez has been a member of our board of directors since June 2020 and was appointed as new Chair on June 8, 2021. An economist by training, she received her undergraduate degree from the Universidad de los Andes in Colombia. She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. And in 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresas de Teléfonos de Bogotá, Organización Corona S.A. and Compañía de Medicina EPS Sanitas, where she serves as Chairperson of the board with strategic and external relations functions.

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the

University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Good Rock LLC (formerly known as Energy Holdings LLC) and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

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

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently the Head of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Somit Varma has been a member of our board of directors since August 2020. He has been a proven and respected investor in oil, gas, mining and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms.  Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Mr. Varma is Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. He is also currently an advisor to a global private equity firm and a family office. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Senior management

Our senior management is responsible for the management and representation of our company. The table below sets forth certain information concerning our senior management. All ages are current as of March 31, 2022.

			At the Company
Name	Position	Age	since
James F. Park	Chief Executive Officer and Director	66	2002
Andrés Ocampo	Chief Financial Officer	44	2010
Pedro E. Aylwin Chiorrini	Director of Legal and Governance, and Corporate Secretary	62	2003
Augusto Zubillaga	Chief Operating Officer	52	2006
Rodolfo Martín Terrado	Director of Operations	47	2018
Adriana La Rotta	Director of Connections	59	2018
Marcela Vaca	Asset Managing Director	53	2012
Salvador Minniti	Director of Exploration	67	2007
Norma Yolanda Sanchez	Director of Nature and Neighbors	52	2012
Agustina Wisky	Director of Capacities and Culture	45	2002
Ignacio Mazariegos	Director of New Business	36	2010
Stacy Steimel	Director of Shareholder Value	62	2017

Biographical information of the members of our senior management is set forth below. Unless otherwise indicated, the current business addresses for members of our senior management is Calle 94 no. 11-30, floor 8, 9 and 10, Bogotá, Colombia.

Andrés Ocampo has served as our Chief Financial Officer since November 2013. He previously served as our Director of Growth and Capital (from January 2011 through October 2013), and has been with our company since July 2010. Mr. Ocampo graduated with a degree in Economics from the Universidad Católica Argentina. He has more than 17 years of experience in business and finance. Before joining our company, Mr. Ocampo worked at Citigroup and served as Vice President Oil & Gas and Soft Commodities at Crédit Agricole Corporate & Investment Bank.

Pedro E. Aylwin Chiorrini served as a member of our board of directors from July 2013 until December 2021 and has served as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

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

Rodolfo Martín Terrado joined GeoPark in August 2018. Mr. Terrado has more than 20 years of experience in asset development and operations. Prior to joining GeoPark, Mr. Terrado worked for Petrolera Argentina San Jorge and Chevron in different international operations, including in Argentina, the United States and Venezuela. Mr. Terrado previously led heavy oil operations in Venezuela assets and his prior responsibilities include waterflooding, CO2 flooding and unconventionals. Mr. Terrado holds a Petroleum Engineering degree from ITBA and an MBA from IAE in Argentina.

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

Salvador Minniti has been our Director of Exploration since January 2012. He previously served as our Exploration Manager. He holds a bachelor degree in geology from National University of La Plata and has a graduate degree from the Argentine Oil and Gas Institute in oil geology. Mr. Minniti has more than 35 years of experience in oil exploration and has worked with YPF S.A., Petrolera Argentina San Jorge S.A. and Chevron Argentina.

Norma Yolanda Sanchez joined GeoPark in 2012, serving as Director of Social and Environment. She was awarded the degree of Social Worker from Universidad Industrial de Santander in Colombia, holds a master’s degree in Corporate Social Responsibility, Accounting and Social Audit from the University of Barcelona and holds a certification as Specialist in Process Management for Conflict Resolution and Negotiation at Scotwork Latinamerica. She has more than 25 years’ of experience in the industry. Before joining our company, she worked in Perenco Colombia Limited, Alange Energy Corp, Glencore, Petrobras and Ecopetrol.

Agustina Wisky has worked with our Company since it was founded in November 2002. She is currently our Director of Capacities and Culture and she previously has served in other management positions throughout the Company as Director of People and Director of Business Management. Mrs. Wisky is a public accountant, and also holds a degree in human resources from the Universidad Austral—IAE. She has more than 20 years of experience in the oil industry. Before joining our Company, Mrs. Wisky worked at AES Gener and PricewaterhouseCoopers.

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

CEO Succession and Management Transition Plan

Our board of directors announced on March 9, 2022, the implementation of its long-planned succession process and that James F. Park will be succeeded by Andres Ocampo as Chief Executive Officer, effective July 1, 2022. Beyond this transition period, Mr. Park will continue to serve as Vice Chairman of the board of directors and as advisor to the management team of the Company, and he will remain one of the largest shareholders of the Company.

As part of this transition, Ms. Veronica Davila, the Company’s current Commercial Director, will take over as Chief Financial Officer, effective July 1, 2022.

B.      Compensation

Senior management and director compensation

For the year ended December 31, 2021, we accrued US$6.1 million, in the aggregate, to the members of our board of directors (including our executive directors) for their services in all capacities. During this same period, we accrued US$5.7 million for salaries and other benefits and US$3.3 million as part of the accrual of the VCP, to the members of our senior management (excluding our executive directors) for their services in all capacities. An amount of US$0.6 million corresponds to the payment for bonus cash granted to the Company’s executive directors based on the Company’s performance in 2020. Our executive directors who receive performance bonuses are James F. Park and Pedro E. Aylwin Chiorrini due to their positions as Chief Executive Officer and Director of Legal and Governance, respectively.

James F. Park has entered into a service contract with the Company to act as Chief Executive Officer at an annual salary of US$800,000 and an annual overseas allowance of US$102,000 and received a bonus of US$400,000 for his 2020 performance (please see table below). In addition, Mr. Park, has a service contract as an expatriate with our Colombian subsidiary that grants him certain perquisites and benefits for a total annual amount of US$126,000.

Pedro E. Aylwin Chiorrini, who was appointed as an executive director in July 2013 until December 31, 2021, has entered into a service contract with the Company to act as Director of Legal and Governance, and as such has decided to forego his director fees. He received in 2021 a salary of US$392,000 and a bonus, for his 2020 performance, of US$230,000, for his services as a member of senior management.

Gerald E. O’Shaughnessy entered into a service contract with the Company to act as Chairman at an annual salary of US$400,000. In 2021, he received US$261,560 as compensation for his services rendered.

The following chart summarizes payments made to such directors for the year ended December 31, 2021:

	Cash payment
	Executive
	Directors’
	Fees		Bonus
Gerald E. O’Shaughnessy (1)	US$	261,560		—
James F. Park	US$	800,000	US$	400,000

(1)Chair of GeoPark's board until June 8, 2021. Ms. Sylvia Escovar Gomez is now the new Chair of the board.

Bonus payments above were approved by the board of directors on March 10, 2021, as per recommendation of the Compensation Committee, and reflect cash payment made based on metrics and targets defined by the Compensation Committee and our performance in 2020, considering the impact of COVID-19 and oil price crisis. The service contract established a target bonus in an amount equal to the annual salary. Additionally, Mr. Park’s compensation includes an annual equity award with an aggregate value equal to one year of base salary with a three-year vesting period. Due to the foregoing, and based on the previous year’s average share price, Mr. Park was awarded 104,439 shares in 2018; 52,058 shares in 2019; 44,743 shares in 2020; 73,529 shares in 2021 and 58,360 shares in 2022.

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

On March 10, 2021, the board of directors, as per recommendation of the Compensation Committee, approved an annual remuneration of US$50,000 to be settled in cash and paid quarterly in equal installments, to the Chair of the board in addition to the standard remuneration as a non-executive director, and to be paid pro-rata and effective as of the date of Ms. Escovar’s appointment.

The following chart summarizes payments made to our non-executive directors for the year ended December 31, 2021.

	Non-Executive	Fees paid in
Non-Executive Director	Directors’ Fees in US$	Common Shares (1)
Carlos Gulisano	82,083	7,845
Robert Bedingfield (2)	32,500	15,438
Constantin Papadimitriou (3) (4)	112,500	14,852
Somit Varma (4) (5)	141,875	14,803
Sylvia Escovar Gomez (6)	67,500	11,331
(1)	The numbers in this column are equal to 64,269 Common Shares (which amount equals to US$861,372).
(2)	Audit Committee Chairman and Nomination & Corporate Governance Committee Chairman until November 10, 2021.
(3)	Compensation Committee Chairman.
(4)	Constantin Papadimitriou and Somit Varma, as members of the Strategy & Risk Committee, instructed by the board of directors, were awarded additional fees on their work related to specific projects and activities. The additional fees for 2021 amounted to US$82,500 and US$111,875, respectively and are included in the table above. At the option of the directors, in accordance with our corporate governance guidelines, these fees can be paid in and equivalent number of shares of the Company.
(5)	Strategy & Risk Committee Chairman. Appointed as new Chairman of the Nomination & Corporate Governance Committee on November 10, 2021.
(6)	Includes an additional annual remuneration of US$50,000 to act as independent Chair of the board.

Pension and retirement benefits

Our Chief Executive Officer is entitled to benefits under a supplemental executive retirement plan, which provides that on each anniversary thereof, the Company shall credit $0.4 million in an account for the benefit of our Chief Executive Officer.  The funds in the account will accrue interest at a rate of 5%.  The contributions to the retirement plan are made on an annual basis for as long as our Chief Executive Officer remains employed by the Company and until the aggregate amount under the plan equals US$2.2 million. As of December 31, 2021, the account had a balance for the benefit of our Chief Executive Officer of US$1.5 million.  We did not provide other pension, retirement or similar benefits to our senior management or board of directors in the year ended December 31, 2021.

Employee Performance-Based and Long-Term Incentive Programs

GeoPark Limited 2018 Equity Incentive Plan

Given the expiration of our Stock Awards Plan on November 3, 2018, in December 2018, we adopted the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those participating employees, directors, consultants and advisors of our Group to perform at the highest level and to further the best interests of the Company and our shareholders. The Plan is designed as an omnibus plan, pursuant to which we may grant awards in the form of options, share appreciation rights, restricted shares, restricted stock units, performance awards, other share-based awards or other cash-based awards throughout the ten (10)-year term of the Plan. Subject to adjustments as set forth in the Plan, the maximum number of shares available for issuance under the Plan is 5,000,000 shares. The applicable award documentation will set forth the terms and conditions of the awards granted under the Plan, including, but not limited to, the vesting conditions and the effect on a termination of service or a change in control on awards.

The following table sets forth the common share awards granted to our employees under the Plan:

Number of underlying common
shares outstanding	Grant date	Vesting date	Expiration date
52,058 (1)	05/07/2019	05/07/2022	03/15/2023
800,000 (2)	01/01/2020	01/02/2023	12/31/2029
44,743 (1)	05/07/2020	05/07/2023	03/15/2024
499,614 (3)	11/12/2020	11/12/2020	11/12/2020
73,529 (1)	05/07/2021	05/07/2024	03/15/2025
58,360 (1)	05/07/2022	05/07/2025	03/15/2026
(1)	James F. Park received and is entitled to receive these awards, as part of his long-term equity incentive compensation. For further details, please see item 6.B.
(2)	On November 6, 2019, our board of directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020.
(3)	On August 5, 2020, the board of directors decided to pay some executives performance bonus in stock in lieu of cash. Payments were made in November 2020.

During 2019, our board of directors approved the Value Creation Program (“VCP”) oriented to key management. As of December 31, 2021, the performance metrics were not achieved to execute this program and is not currently in place.

Currently, we have the following incentive equity programs in place under the Plan: the Stock Awards Program (“Stock Awards Program”) and the Long-Term Incentive Program (“LTIP”).

Stock Awards Program

In November 2019, our board of directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. The main characteristics of the Stock Awards Programs are:

●	Employees not included in the previous VCP and new hires are eligible.
●	The exercise price is equal to the nominal value of shares.
●	The vesting date of the award is January 2, 2023.
●	Each employee could receive between three and six monthly payments (to be pro-rated between the hiring date and the vesting date for new hires) by achieving the following conditions: continue to be an employee, the stock market price at the date of vesting should be higher than the share price at the date of grant and obtain the Group minimum production, adjusted EBITDA and reserves target for the year of vesting.

On March 8, 2022, our board of directors approved a pool of approximately 215,000 shares oriented for retention of key employees and new hires bonuses, under the Stock Awards Program.

Long-Term Incentive Program

In March 2022, our board of directors, as per recommendation of the Compensation Committee, approved a new Long-Term Incentive program oriented to senior management team. Main characteristics of the program are:

●	All the senior management team is eligible.
●	Grants are awarded annually for executives.
●	The components of the Program are the following:
-	20% Time-based Restricted Share Units (RSUs) vesting ratably in three equal installments on each of the first three anniversaries of the grant date;
-	35% Relative Performance Share Units based on relative total shareholder return (TSR) and measured over three-year performance period relative to peer group;
-	45% Absolute Performance Share Units (PSUs) based on absolute total shareholder return (TSR) and measured over three-year performance period.
-

Our directors, senior management and employees who have received option awards or common share awards under the Equity Incentive Plan authorize the Company to deposit any common shares they have received under this Plan in our Employee Benefit Trust (“EBT”). The EBT is held to facilitate holdings and dispositions of those common shares by the participants thereof. For further details, see “–E. Share Ownership.”

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

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its stock awards plan, as of December 31, 2021, there were approximately five hundred eighty four thousand outstanding shares that had been awarded but which had not yet vested, representing approximately 1% of the total issued share capital as of that date.

C.    Board practices

Overview

Directors are expected to provide stewardship in order to promote the long-term success of the Company. They are expected to fulfill their fiduciary duties and duty of care in the best interests of the Company, considering the various needs of its stakeholders (shareholders, employees, communities, suppliers and clients), providing advice to and oversight of management’s activities. Within its responsibilities, the board of directors oversees the company’s strategic goals; financial statements, control and risk management; core values, integrity and ethical standards; management and board remuneration and succession planning, among others.  On December 23, 2020, and as amended from time to time, the board of directors adopted our Corporate Governance Guidelines (available at the Company’s website) to further regulate and enhance the board’s corporate governance structures and processes.

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of six members. All of our directors were elected at our annual shareholders’ meeting held on July 15, 2021. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2022. The board of directors meets regularly throughout the year, at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination and Corporate Governance Committee and a Strategy & Risk Committee. In addition, the board has created a Disclosure Committee composed of management members. The composition and responsibilities of each board committee are described below. The Nomination and Corporate Governance Committee annually considers and recommends to the board of directors the membership and the chair of each board committee. Our board of directors may establish other committees to assist with its responsibilities.

Audit Committee

The Audit Committee is currently composed of two independent directors.  The current members of the Audit Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee) and Mr. Constantin Papadimitriou. Mr. Robert Bedingfield is regarded as audit committee financial expert. We have determined that Mr.  Robert Bedingfield and Mr. Constantin Papadimitriou are independent, as such term is defined under SEC rules applicable to foreign private issuers.

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

The main purposes of the Compensation Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) evaluate and recommend for approval by the independent members of the Board the remuneration, benefits and incentive compensation arrangements for the key executive officers of the Company; (ii) establish performance indicators against which the key executive officers of the Company will be evaluated; (iii) evaluate and review the identification, recruitment and succession planning for key officers of the Company; and (iv) review and recommend to the board of directors any changes to the remuneration of the non-executive directors of the Company.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of three independent directors. The current members of the Nomination and Corporate Governance Committee are Mr. Somit Varma (who serves as Chairman of the committee since November 11, 2021), Ms. Sylvia Escovar and Mr. Robert Bedingfield.

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

Strategy & Risk Committee

The Strategy & Risk Committee was created in December 2020, and is currently composed of three directors. The current members of the Strategy & Risk Committee are Mr. Somit Varma (who serves as Chairman of the committee), Mr. Constantin Papadimitriou and Mr. James F. Park.

The main purposes of the Strategy & Risk Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the board of directors in its oversight function of understanding the various key risks to which the Company is exposed and the interlink between the Company’s strategy and such risks.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.    Employees

As of December 31, 2021, we had 463 employees, representing an increase of 5.9% from December 31, 2020.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2021	2020	2019
Colombia	321	268	202
Chile	52	57	77
Brazil	4	5	13
Argentina	74	97	128
Peru	—	5	14
Ecuador	3	2	2
Corporate	9	3	3
Total	463	437	439

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2021, 21 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 12, 2022, members of our board of directors and our senior management held as a group 16,010,105 of our common shares and 26.7% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and senior management as of March 12, 2022.

		Percentage of
		outstanding
(1) Shareholder	Common shares	common shares
James F. Park (1)	8,414,255	14.0%
Pedro E. Aylwin Chiorrini	343,816	*
Carlos Gulisano	222,976	*
Robert Bedingfield	140,721	*
Constantin Papadimitriou (2)	59,538	*
Somit Varma	20,955	*
Sylvia Escovar	17,483	*
Adriana La Rotta	*	*
Agustina Wisky	*	*
Andrés Ocampo	*	*
Augusto Zubillaga	*	*
Ignacio Mazariegos	*	*
Marcela Vaca	*	*
Norma Yolanda Sanchez	*	*
Rodolfo Martín Terrado	*	*
Salvador Minniti	*	*
Stacy Steimel	*	*
Sub-total senior management ownership of less than 1%	895,281	1.5%
Total	10,115,025	16.8%
*	Indicates ownership of less than 1% of outstanding common shares.
(1)	Held by Mr. Park directly and indirectly through GoodRock, LLC. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2022. 602,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.
(2)	Due to Constantin Papadimitriou’s position as CEO of General Oriental Investments S.A., he may be deemed to have beneficial ownership over an additional 2,175,177 shares held by Cavenham Public Growth.

Certain members of our board of directors have, since the time of our initial public offering in the U.S., entered into certain pledges of Company securities in order to access some liquidity with respect to those shares and/or to diversify their holdings. On June 29, 2021, the board of directors, as per the recommendation of the Nomination and Corporate Governance Committee, revised its Insider Trading Policy with respect to securities pledging and prohibited employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account. In the event that an employee or director pledged any Company securities prior to June 29, 2021, and provided that any such pledges were made in compliance with the Insider Trading Policy of the Company effective at the time such securities were pledged, the employee or director must terminate any such arrangements by June 29, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 12, 2022, except for certain shareholders whose last available data is as of December 31, 2021, as noted below:

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park(1)	8,414,255	14.0%
Gerald E. O’Shaughnessy(2)	5,895,080	9.8%
Compass Group LLC (3)	6,102,239	10.2%
Renaissance Technologies LLC(4)	3,538,931	5.9%
Other shareholders	36,095,685	60.1%
Total	60,046,190	100.0%
(1)	Held by Mr. Park directly and indirectly through GoodRock, LLC. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2022. 602,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.
(2)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP; GPK Holdings, LLC; The Globe Resources Group, Inc.; and other investment vehicles. The information set forth above and listed in the table is based solely on the information provided by Mr. O’Shaughnessy to the Company.
(3)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 11, 2022.
(4)	Beneficially owned by Renaissance Technologies Holdings Corporation and Renaissance Technologies LLC (jointly “Renaissance”). The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 14, 2022.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 12, 2022, we had 14 registered shareholders, out of which 5 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Senior management and director compensation—.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2021, 2020 and 2019, please see Note 34 to our Consolidated Financial Statements.

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

On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit. Following court hearings held in January and February 2020, an interim freezing order was imposed on Amerisur in respect to GBP 4.5 million (equivalent to US$6.0 million as of December 31, 2021) of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a Letter of Credit from a UK bank. On January 12, 2021 a hearing was held, where the court ordered the claimants to serve the Group Particulars of Claim (GPoC) by February 26, 2021. Amerisur presented its defence to the GPoC on May 21, 2021. A case management conference was held on July 7, 2021, where the court ordered: i) to schedule a limited trial, relating to 2 preliminary Colombian law issues, namely, limitation of parent company liability; and ii) to schedule a costs management conference. The costs management conference was held on October 26, 2021. The court ruled that: i) Amerisur’s costs of the general pollution claims are enforceable against the claimants only after the conclusion of the proceedings and those costs have been either assessed or agreed; and, ii) Amerisur’s application for an interim payment in respect of those costs and for security for costs were dismissed. As of the date of this annual report, these proceedings are ongoing.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

On November 6, 2019, our Board of Directors declared the initiation of a quarterly cash dividend of US$0.0413 per share. The first one was paid on December 10, 2019 and the second one was paid on April 8, 2020. On February 10, 2020, our Board of Directors declared a special stock distribution of 0.004 shares per share, which was paid on March 11, 2020, to the shareholders of record at the close of business on February 25, 2020. After that, on April 20, 2020, we declared the temporary suspension of quarterly cash dividends and share buybacks as part of our revised work program for 2020 to help address the decline in oil prices.

On November 4, 2020, we declared an extraordinary cash dividend and a quarterly cash dividend of $0.0206 per share each one, paid on December 9, 2020, to our shareholders of record at the close of business on November 20, 2020.

On March 10, 2021, and May 5, 2021, our Board of Directors declared quarterly cash dividend of US$0.0205 per share payable on April 13, 2021, and May 28, 2021, to our shareholders of record at the close of business on March 31, 2021, and May 17, 2021, respectively.

On August 4, 2021, and November 10, 2021, our Board of Directors declared quarterly cash dividend of US$0.041 per share payable on August 31, 2021, and December 7, 2021, to our shareholders of record at the close of business on August 17, 2021, and November 23, 2021, respectively. Because we are a holding company with no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. The terms of our indebtedness may restrict us from paying dividends. We have recorded accumulated losses amounting to US$314.8 million as of December 31, 2021, which further limits our ability to pay dividends in the foreseeable future.

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

Additionally, any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors and our shareholders, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. See “Item 3. Key Information—D. Risk factors—Risks related to our common shares—Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors” and “—We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract in making distributions to us,” as well as “Item 10. Additional Information—B. Memorandum of association and bye-laws.”

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

General

We are an exempted company limited by shares incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 33273. The rights of our shareholders will be governed by Bermuda law and by our memorandum of association and bye-laws. Bermuda company law differs in some material respects from the laws generally applicable to Delaware corporations. Below is a summary of some of those material differences.

Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and to our shareholders.

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 12, 2022, there are 60,046,190 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program, pursuant to which we have granted share awards to our senior management and employees. See “Item 6. Directors, Senior Management and Employees.”

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

Common shares

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Under our bye-laws, each common share is entitled to dividends, if, as and when dividends area declared by our board of directors, subject to any preferred dividend right of the holders of any preference shares, if any. Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. In the event of our liquidation, dissolution or winding up the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Board composition

Our bye-laws provide that the minimum number of directors shall be three or such other number as shall be determined from time to time by our board of directors.  In addition our bye-laws provide that our board of directors shall determine the maximum size of the board. The maximum number of directors currently allowed is six directors and our board of directors currently consists of six directors.

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

A director may be removed by the shareholders at any special general meeting by a resolution adopted by 65% or more of the votes cast at the meeting, provided notice of the shareholders meeting convened to remove the director is given to the director.  The notice must contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting.  The director is entitled to attend the meeting and be heard on the motion for his removal.

In addition, our bye-laws provide that our board of directors may remove a director only for cause by the affirmative vote of at least three-quarters of the board of directors, provided that notice of any such meeting convened for the purpose of removing a director shall contain a statement of the intention to remove the director and must be served on the director not less than fourteen days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors. Any other vacancy, including a newly created directorship due to an increase in the maximum number of directors in our board, may be filled by our board of directors.

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

Duties of directors

The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or the company’s bye-laws to be exercised by the shareholders of the company.  Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of a board of directors owe a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements: (1) a duty to act in good faith in the best interests of the company; (2) a duty not to make a personal profit from opportunities that arise from the office of director; (3) a duty to avoid conflicts of interest; and (4) a duty to exercise powers for the purpose for which such powers were intended. The Bermuda Companies Act also imposes a duty on directors (and officers) of a Bermuda company, to act honestly and in good faith, with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors (and officers) of a company with respect to certain matters of management and administration of the company. Under Bermuda law, directors (and officers) generally owe fiduciary duties to the company itself, not to the company’s individual shareholders, creditors or any class thereof.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any director, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit.

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

Interested directors

Pursuant to our bye-laws, a director shall declare the nature of his interest in any contract or arrangement with the company as required by the Companies Act. A director so interested shall not, except in particular circumstances set out in our bye-laws, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the company). A director will be liable to us for any secret profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

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

Meetings of shareholders

Under Bermuda law, the company is required to convene at least one general meeting of shareholders each calendar year (the “annual general meeting”). However, the members may by resolution waive this requirement, either for a specific year or period of time, or indefinitely.  When the requirement has been so waived, any member may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days' advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

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

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company's issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company's share capital as provided in the Companies Act.  Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court.  An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company's memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose.  No application may be made by shareholders voting in favour of the amendment.

Business combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Under the Companies Act, unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at a meeting is required to pass a resolution to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or merger will require the approval of our board of directors and of our shareholders by a resolution adopted by 65% or more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the value of those shares.

Our bye-laws provide that the directors shall manage the business of the Company and may exercise all such powers as are not, by the Companies Act or by the bye-laws, required to be exercised by the Company in general meeting and may pay all expenses incurred in promoting and incorporating the company and may exercise all the powers of the Company including, but not by way of limitation, the power to borrow money and to mortgage or charge all or any part of the undertaking property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as security for any debt, liability or obligation of the Company or any third party.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the common shares of minority holders in the following ways:

(1)By a procedure under the Companies Act 1981 known as a “scheme of arrangement”.  A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of common shares, representing in the aggregate a majority in number and at least 75% in value of the common shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement.  The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court.  If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of common shares could be compelled to sell their shares under the terms of the scheme of arrangement.

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

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director, including the breach of any fiduciary duty by a director, except in respect of any fraud or dishonesty of such director or to recover any gain, personal profit or advantage to which such director is not legally entitled.

Comparison of Bermuda law to Delaware corporate law

Bermuda law differs from the laws in effect in the United States and might afford less protection to shareholders.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by our memorandum of association and bye-laws and Bermuda company law. The provisions of the Companies Act, which applies to us, differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Set forth below is a summary of these provisions, as well as modifications adopted pursuant to our bye-laws, which differ in certain respects from provisions of Delaware corporate law. Our shareholders approved the adoption of our bye-laws with effect on February 19, 2014, and amended with effect on July 15, 2021.  Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.

Interested Directors. Under our bye-laws and the Companies Act, a director shall declare the nature of his interest in any contract or arrangement with the company. Our bye-laws further provide that a director so interested shall not, except in particular circumstances, be entitled to vote or be counted in the quorum at a meeting in relation to any resolution in which he has an interest, which is to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the company). A director will be liable to us for any secret profit realized from the transaction. See “Item 10—B. Memorandum of association and bye-laws—Interested directors.”

Amalgamations, Mergers and Similar Arrangements. Pursuant to the Companies Act, the amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliates) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Under our bye-laws, an amalgamation or merger will require the approval of our board of directors and our shareholders by Special Resolution, which is a resolution adopted by 65% of more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-laws. The quorum for any such general meeting must be two or more persons, in person or by proxy, representing more than one-third of the issued shares of the company. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholders shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

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

Our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they might have, individually or in the right of the company, against any director for any act or failure to act in performance of such director’s duties, including the breach of any fiduciary duty, except in respect of any fraud or dishonesty of such director or to recover any gain, personal profit or advantage to which such director is not legally entitled. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors. We may indemnify our directors and officers in their capacity as directors or officers for any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the company other than in respect of his own fraud or dishonesty. See “Item 10—B. Memorandum of association and bye-laws—Enforcement of Judgments.” Our bye-laws provide that we shall indemnify our officers and directors in respect of their acts and omissions, except in respect of their fraud or dishonesty, or to recover any gain, personal profit or advantage to which such Director is not legally entitled, and (by incorporation of the provisions of the Companies Act) that we may advance money to our officers and directors for the costs, charges and expenses incurred by our officers and directors in defending any civil or criminal proceedings against them on condition that the directors and officers repay the money if any allegations of fraud or dishonesty is proved against them provided, however, that, if the Companies Act requires, an advancement of expenses shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to be indemnified for such expenses under our bye-laws or otherwise. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful. In addition, we have entered into customary indemnification agreements with our directors.

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

Enforcement of Judgments

We are incorporated as an exempted company limited by shares under the laws of Bermuda, and substantially all of our assets are located in Colombia, Chile, Brazil, Argentina and Ecuador. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law. However, section 281 of the Companies Act allows a Bermuda court, in certain circumstances, to relieve officers and directors of Bermuda companies of liability for acts of negligence, breach of duty or trust or other defaults.

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

Sale or other taxable disposition of common shares

Gain or loss realized on the sale or other taxable disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition. If a non-U.S. tax is withheld on the sale or disposition of common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the non-U.S. tax. Gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the non-U.S. tax on gains may be creditable against the U.S. Holder’s U.S. federal income tax on foreign-source income from other sources.

Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, generally will preclude U.S. taxpayers from claiming a foreign tax credit with respect to any

non-U.S. tax imposed on gains from disposition of our common shares, unless the tax is creditable under an applicable income tax treaty. With regards to the possible application of the Chilean or Colombian tax on transfers of shares, described under "—Chilean tax on transfers of shares" and "—Colombian tax on transfers of shares" below, respectively, the U.S. does not currently have an applicable income tax treaty with Chile or Colombia. Therefore, you generally will not be entitled to claim a foreign tax credit for any Chilean or Colombian taxes imposed on gains from taxable dispositions of our common shares (although it is possible that such taxes may reduce the amount realized on the disposition). The rules governing foreign tax credits are complex and, therefore, you should consult your own tax adviser regarding the creditability or deductibility of any Chilean or Colombian tax on disposition gains (including any applicable limitations) and the determination of the amount realized in your particular circumstances.

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2021, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Based on information available to us, (i) no Chilean resident holds 5% or more of our rights to equity, control or profits; (ii) residents in black-listed jurisdictions do not hold 50% or more of our rights to equity, control or profits; (iii) the Chilean Assets are not valued at more than UTA 210,000; and (iv) the Chilean Assets do not represent 20% or more of the market value of the offshore holding companies. Therefore, we do not believe the indirect transfer rules will apply to transfers of our common shares, unless the shares or rights transferred represent 10% or more of the company and the other conditions described above are met (considering dispositions by related persons and over the preceding 12-month period).

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

Colombian tax on transfers of shares

In August 2020, the Colombian government enacted Decree 1103 that regulates the indirect transfer tax set in article 90-3 of the Colombian Tax Code. Through this regulation, the transfer of shares and assets of entities located abroad are taxed in Colombia when such transaction represents a transfer of underlying assets located in Colombia. The latter applies unless (i) shares transferred are listed on a stock exchange recognized by the Colombian Government and no more than 20% of such shares are owned by a single beneficiary; or (ii) the value of assets indirectly transferred represents less than 20% of book and/or fair market value of all assets owned by the non-resident entity transferor.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2021, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Director of Legal and Governance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2021, its internal control over financial reporting was effective based on those criteria.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, has been audited by Pistrelli, Henry Martin y Asociados S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-4 to F-5 of this annual report.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C.  Principal Accountant Fees and Services

The independent registered public accounting firm for the fiscal year ended December 31, 2021, and December 31, 2020, was Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global).

The following table provides detail in respect of audit, audit related, tax and other fees billed by the independent registered public accounting firm for professional services:

	2021	2020

	(in millions of US$)
Audit fees	1.02	0.93
Audit related fees	0.07	—
Tax services fees	0.05	0.04
Total	1.14	0.97

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

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2021:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Average Price	Announced Plans or	Purchased Under the Plans or
2021	Purchased	Paid per Share	Programs	Programs
January 1 to January 11, 2021	17,303	12.78	17,303	5,942,711	shares
May 1 to May 31, 2021	37,000	15.76	37,000	5,905,711	shares
June 1 to June 30, 2021	39,702	13.84	39,702	5,866,009	shares
July 1 to July 31, 2021	45,936	12.44	45,936	5,820,073	shares
August 1 to August 31, 2021	82,718	10.60	82,718	5,737,355	shares
September 1 to September 30, 2021	223,934	11.61	223,934	5,513,421	shares
October 1 to October 31, 2021	104,128	15.09	104,128	5,409,293	shares
November 1 to November 30, 2021	138,150	12.95	138,150	5,935,850	shares
December 1 to December 31, 2021	271,583	11.28	271,583	5,664,267	shares

On November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program begun on November 5, 2020, and expired on November 15, 2021. Finally, on November 10, 2021, the Company’s Board of Directors approved the renewal of the program to repurchase up to 10% of its shares outstanding or approximately 6,074,000 shares. The repurchase program begun on November 10, 2021, and will expire on November 10, 2022.

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

At the date of this annual report, 67% of our board of directors is independent.

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

ITEM 16H.  Mine safety disclosure

Not applicable.

ITEM 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-76 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated by reference herein to Exhibit 1.3 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021).
1.4	Certificate of Incorporation on Name Change (incorporated by reference herein to Exhibit 1.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021).
2.1

Indenture, dated September 21, 2017, among GeoPark Limited, the Bank of New York Mellon and Lord Securities Corporation (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 12, 2018).

2.2

First Supplemental Indenture, dated as of January 28, 2019, among GeoPark Limited, GeoPark Chile S.A., GeoPark Colombia Coöperatie U.A. and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2019).

2.3	Second Supplemental Indenture, dated as of April 23, 2021, among GeoPark Limited, GeoPark Chile SpA and GeoPark Colombia S.L.U. and the Bank of New York Mellon. *
2.4	Third Supplemental Indenture dated as of August 25, 2021, among GeoPark Limited and GeoPark Colombia SAS and the Bank of New York Mellon. *
2.5

Indenture dated January 17, 2020, among GeoPark Limited and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2020)

2.6	First Supplemental Indenture dated August 25, 2021, among GeoPark Limited and GeoPark Colombia SAS and the Bank of New York Mellon. *
2.7	Description of Securities. *
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

4.5	Amendment Agreement No. 1 among GeoPark Colombia SAS, C.I. Trafigura Petroleum Colombia SAS and GeoPark Ltd. dated September 1, 2016 relating to the Prepayment Agreement dated December 18, 2015

Exhibit no.	Description
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

4.9

Prepayment Agreement for an Amount of up to US$75,000,000, dated June 19, 2020, among C.I. Trafigura Petroleum Colombia SAS, GeoPark Colombia SAS, GeoPark Colombia E&P S.A Sucursal Colombia and Petrodorado South America Sucursal Colombia (incorporated by reference herein to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021).

8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Pistrelli, Henry Martin y Asociados.*
15.2	Consent of Price Waterhouse & Co. S.R.L., Argentina.*
15.3	Consents of DeGolyer and MacNaughton to use its report.*
99.1	Reserves Report of DeGolyer and MacNaughton dated February 11, 2022, for reserves in Argentina, Brazil, Chile and Colombia as of December 31, 2021.*
101.INS	Inline XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	104 Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ James F. Park
Name: James F. Park
Title: Chief Executive Officer and Deputy Chairman

Date: March 31, 2022

Year ended
Auditor Data Elements	December 31, 2021 and December 31, 2020	December 31, 2019
Auditor Name	Pistrelli, Henry Martin y Asociados S.R.L.	Price Waterhouse & Co. S.R.L.
Auditor Location	Buenos Aires, Argentina	Buenos Aires, Argentina
Auditor Firm ID	1449	1349

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GeoPark Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 8, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Effect of estimated proved and probable oil and gas reserves on the depreciation of property, plant and equipment

Description of the Matter

At December 31, 2021, the carrying value of the Company’s property, plant and equipment was $614 million, and depreciation expense was $81.1 million for the year then ended. As discussed in Note 2.11 the proved and probable reserves are used by the Company in the successful efforts method of accounting for its oil and gas properties. Under such method oil and gas properties are depreciated using the unit-of-production method based on commercial proved and probable oil and gas reserves, as estimated by a third-party petroleum engineering firm. Proved and probable oil and gas reserves estimates are based on geological, geophysical and engineering assessments of expected reservoir characteristics, future production rates based on historical performance and expected future operating and investment activities. Estimating reserves also requires the selection of inputs, including future oil and gas prices and quality differentials, future development and operating costs and tax rates by jurisdiction, among others.

Auditing the Company’s depreciation calculations is complex because of the use of the work of a third-party petroleum engineering firm and the evaluation of management’s determination of the inputs described above used by the engineers in estimating commercial proved and probable oil and gas reserves. Also, the assumptions used by management are subject to changes due to future events and conditions, and evaluating them requires significant auditor judgement.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over its process to calculate depreciation expense, including management’s controls over proved and probable oil and gas reserves’ estimation process.

To test the depreciation of property, plant and equipment our audit procedures included, among others, evaluating the professional qualifications and objectivity of the Company’s internal reservoir engineers primarily responsible for overseeing the preparation of the reserve estimates by the third-party petroleum engineering firm hired by the Company. In addition, we evaluated the completeness and accuracy of the financial data and inputs used in estimating proved and probable oil and gas reserves and we identified and evaluated corroborative and contrary evidence. For proved undeveloped reserves, we evaluated management’s development plan by assessing consistency of the development projections with the Company’s drill plan and the availability of capital to develop such plan. We also tested the mathematical accuracy of the depreciation computations of property, plant and equipment, including comparing the proved and probable oil and gas reserve amounts used in the calculations to the Reserve Reports prepared by the third-party petroleum engineering firm.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2020.

Buenos Aires, Argentina

March 8, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on Internal Control over Financial Reporting

We have audited GeoPark Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“the COSO criteria”). In our opinion, GeoPark Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021, and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended and the related notes, and our report dated March 8, 2022, expressed an unqualified opinion thereon.

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

March 8, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GeoPark Limited

Opinion on the Financial Statements

We have audited the consolidated statements of income, of comprehensive income and of cash flows of GeoPark Limited and its subsidiaries (the “Company”) for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

Partner)
/s/ PRICE WATERHOUSE & CO. S.R.L. (Partner)

/s/ Hernan Pablo Rodriguez Cancelo Araujo

Autonomous City of Buenos Aires, Argentina

March 31, 2020

We served as the Company's auditor from 2009 to 2020

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2021	2020	2019
REVENUE	7	688,543	393,692	628,907
Commodity risk management contracts (loss) gain	8	(109,191)	8,081	(22,523)
Production and operating costs	9	(212,790)	(125,072)	(168,964)
Geological and geophysical expenses	12	(7,891)	(14,951)	(18,593)
Administrative expenses	13	(46,828)	(50,315)	(60,818)
Selling expenses	14	(8,730)	(5,844)	(14,113)
Depreciation		(88,969)	(118,073)	(105,532)
Write-off of unsuccessful exploration efforts	20	(12,262)	(52,652)	(18,290)
Impairment loss for non-financial assets, net	20‑37	(4,334)	(133,864)	(7,559)
Other expenses		(11,739)	(11,665)	(1,840)
OPERATING PROFIT (LOSS)		185,809	(110,663)	210,675
Financial expenses	15	(64,112)	(64,582)	(41,070)
Financial income	15	1,652	3,166	2,360
Foreign exchange gain (loss)	15	5,049	(13,008)	(2,446)
PROFIT (LOSS) BEFORE INCOME TAX		128,398	(185,087)	169,519
Income tax expense	17	(67,271)	(47,863)	(111,762)
PROFIT (LOSS) FOR THE YEAR		61,127	(232,950)	57,757
Earnings (Losses) per share (in US$). Basic	19	1.00	(3.84)	0.96
Earnings (Losses) per share (in US$). Diluted	19	0.99	(3.84)	0.92

The notes on pages F-12 to F-76 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2021	2020	2019
Profit (Loss) for the year	61,127	(232,950)	57,757
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,438)	(8,449)	(1,498)
(Loss) Gain on cash flow hedges	—	(6,770)	6,770
Income tax benefit (expense) relating to cash flow hedges	—	2,166	(2,166)
Other comprehensive (loss) profit for the year	(1,438)	(13,053)	3,106

Total comprehensive profit (loss) for the year	59,689	(246,003)	60,863

The notes on pages F-12 to F-76 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2021	2020
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	614,047	614,665
Right-of-use assets	28	21,014	21,402
Prepayments and other receivables	22	148	1,060
Other financial assets	25	13,883	13,364
Deferred income tax asset	18	14,072	18,168
TOTAL NON-CURRENT ASSETS		663,164	668,659
CURRENT ASSETS
Inventories	23	10,915	13,326
Trade receivables	24	70,531	46,918
Prepayments and other receivables	22	22,650	27,263
Derivative financial instrument assets	25	126	1,013
Other financial assets	25	864	28
Cash and cash equivalents	25	100,604	201,907
Assets held for sale	36	26,887	1,152
TOTAL CURRENT ASSETS		232,577	291,607
TOTAL ASSETS		895,741	960,266
EQUITY
Equity attributable to owners of the Company
Share capital	26.1	60	61
Share premium		169,220	179,399
Reserves		83,554	92,216
Accumulated losses		(314,779)	(380,866)
TOTAL EQUITY		(61,945)	(109,190)
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	656,176	766,897
Lease liabilities	28	12,513	11,457
Provisions and other long-term liabilities	29	62,848	82,370
Deferred income tax liability	18	20,947	7,190
Trade and other payables	30	1,540	4,886
TOTAL NON-CURRENT LIABILITIES		754,024	872,800
CURRENT LIABILITIES
Borrowings	27	17,916	17,689
Lease liabilities	28	8,231	10,890
Derivative financial instrument liabilities	25	20,757	15,094
Current income tax liabilities		8,801	52,775
Trade and other payables	30	127,513	100,156
Liabilities associated with assets held for sale	36	20,444	52
TOTAL CURRENT LIABILITIES		203,662	196,656
TOTAL LIABILITIES		957,686	1,069,456
TOTAL EQUITY AND LIABILITIES		895,741	960,266

The notes on pages F-12 to F-76 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					(Accumulated
					Losses)
	Share	Share	Other	Translation	Retained
Amount in US$‘000	Capital	Premium	Reserve	Reserve	Earnings	Total
Equity as of January 1, 2019	60	237,840	114,131	(2,322)	(206,688)	143,021
Comprehensive income:
Profit for the year	—	—	—	—	57,757	57,757
Other comprehensive profit (loss) for the year	—	—	4,604	(1,498)	—	3,106
Total Comprehensive profit (loss) for the year 2019	—	—	4,604	(1,498)	57,757	60,863
Transactions with owners:
Share-based payment (Note 31)	3	7,144	—	—	(4,430)	2,717
Repurchase of shares (Note 26.1)	(4)	(71,268)	—	—	—	(71,272)
Cash distribution (Note 26.2)	—	—	(2,444)	—	—	(2,444)
Total 2019	(1)	(64,124)	(2,444)	—	(4,430)	(70,999)
Balances as of December 31, 2019	59	173,716	116,291	(3,820)	(153,361)	132,885
Comprehensive income:
Loss for the year	—	—	—	—	(232,950)	(232,950)
Other comprehensive loss for the year	—	—	(4,604)	(8,449)	—	(13,053)
Total Comprehensive loss for the year 2020	—	—	(4,604)	(8,449)	(232,950)	(246,003)
Transactions with owners:
Share-based payment (a) (Note 31)	2	7,349	—	—	5,445	12,796
Repurchase of shares (Note 26.1)	(1)	(4,008)	—	—	—	(4,009)
Cash distribution (Note 26.2)	—	—	(4,859)	—	—	(4,859)
Stock distribution (Note 26.3)	1	2,342	(2,343)	—	—	—
Total 2020	2	5,683	(7,202)	—	5,445	3,928
Balances as of December 31, 2020	61	179,399	104,485	(12,269)	(380,866)	(109,190)
Comprehensive income:
Profit for the year	—	—	—	—	61,127	61,127
Other comprehensive loss for the year	—	—	—	(1,438)	—	(1,438)
Total Comprehensive (loss) profit for the year 2021	—	—	—	(1,438)	61,127	59,689
Transactions with owners:
Share-based payment (Note 31)	—	1,661	—	—	4,960	6,621
Repurchase of shares (Note 26.1)	(1)	(11,840)	—	—	—	(11,841)
Cash distribution (Note 26.2)	—	—	(7,224)	—	—	(7,224)
Total 2021	(1)	(10,179)	(7,224)	—	4,960	(12,444)
Balances as of December 31, 2021	60	169,220	97,261	(13,707)	(314,779)	(61,945)
(a)	Includes issuance of shares to certain employees as part of their 2019 bonus compensation of US$ 4,352,000.

The notes on pages F-12 to F-76 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$‘000	Note	2021	2020	2019
Cash flows from operating activities
Profit (Loss) for the year		61,127	(232,950)	57,757
Adjustments for:
Income tax expense	17	67,271	47,863	111,762
Depreciation		88,969	118,073	105,532
Loss on disposal of property, plant and equipment		787	417	143
Impairment loss for non-financial assets	20‑37	4,334	133,864	7,559
Write-off of unsuccessful exploration efforts	20	12,262	52,652	18,290
Accrual of borrowing’s interests		44,378	48,690	29,573
Borrowings cancellation costs	15	6,308	—	—
Amortization of other long-term liabilities	29	(223)	(387)	(429)
Unwinding of long-term liabilities	15	5,079	5,894	4,560
Accrual of share-based payment		6,621	8,444	2,717
Foreign exchange (gain) loss	15	(5,049)	3,594	5,289
Unrealized (gain) loss on commodity risk management contracts	8	(463)	12,978	26,411
Income tax paid		(65,273)	(25,193)	(88,638)
Changes in working capital	5	(9,351)	(5,240)	(45,097)
Cash flows from operating activities – net		216,777	168,699	235,429
Cash flows from investing activities
Purchase of property, plant and equipment		(129,258)	(75,298)	(126,316)
Acquisition of business, net of cash acquired	36.1	—	(272,335)	—
Proceeds from disposal of long-term assets	36.2-36.3	2,700	—	7,066
Cash flows used in investing activities – net		(126,558)	(347,633)	(119,250)
Cash flows from financing activities
Proceeds from borrowings	5	172,174	350,000	—
Debt issuance costs paid	5	(2,019)	(7,507)	—
Principal paid	5	(274,934)	(3,575)	(9,790)
Interest paid	5	(42,592)	(37,594)	(29,099)
Borrowings cancellation costs paid	5	(12,908)	—	—
Lease payments	5	(7,518)	(9,380)	(4,855)
Repurchase of shares	26.1	(11,841)	(4,009)	(71,272)
Cash distribution	26.2	(7,224)	(4,859)	(2,444)
Payments for transactions with former non-controlling interest		(3,580)	(11,931)	(15,000)
Cash flows (used in) from financing activities – net		(190,442)	271,145	(132,460)
Net increase (decrease) in cash and cash equivalents		(100,223)	92,211	(16,281)

Cash and cash equivalents at January 1		201,907	111,180	127,727
Currency translation differences		(1,080)	(1,484)	(266)
Cash and cash equivalents at the end of the year		100,604	201,907	111,180

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		100,587	201,884	111,159
Cash in hand		17	23	21
Cash and cash equivalents		100,604	201,907	111,180

The notes on pages F-12 to F-76 are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Colombia, Chile, Brazil, Argentina and Ecuador.

These Consolidated Financial Statements were authorized for issue by the Board of Directors on March 8, 2022 and have been approved to be included in our 2021 annual report (Form 20-F) on March 31, 2022.

1.1	Overview

The 2019 coronavirus (“COVID-19”) outbreak was first reported near the end of 2019 in Wuhan, China. Since then, the virus has spread worldwide. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic. COVID-19 significantly impacted the world economy in 2020 and 2021 and may continue to do so in the years to come. Many countries have imposed travel bans on millions of people and additionally people in many locations have been subject to quarantine measures. Businesses have been dealing with lost revenue and disrupted supply chains. Countries have imposed lockdowns in response to the pandemic and, as a result of the disruption to businesses, millions of workers have lost their jobs. The COVID-19 pandemic has also resulted in significant volatility in the financial and commodities markets worldwide, including the dramatic drop in the price of crude oil during 2020. Numerous governments have implemented measures to provide both financial and non-financial assistance to the affected entities. Despite the uncertainty of the lasting effect of the COVID-19 outbreak, the crude oil demand recovery resulted in improvements in market conditions from the end of 2020 and onwards.

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

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary relief that address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the Consolidated Financial Statements of the Group.

COVID-19 Related Rent Concessions beyond June 30, 2021 Amendments to IFRS 16

On May 28, 2020, the IASB issued COVID-19 Related Rent Concessions - amendment to IFRS 16 Leases. The amendment provides relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.

The amendment was intended to apply until June 30, 2021, but as the impact of the COVID-19 pandemic continued, on March 31, 2021, the IASB extended the period of application of the practical expedient to June 30, 2022. The amendment applies to annual reporting periods beginning on or after April 1, 2021. This amendment had no impact on the Consolidated Financial Statements of the Group.

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

Considering the performance of the operations, the Group’s cash position of US$ 100,604,000, the liability management and debt reduction executed in April 2021 (see Note 27), the oil hedge strategy to mitigate the price risk exposure within the next twelve months, and the fact that 97% of its total indebtedness as of December 31, 2021 matures in 2024 or 2027, the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Chile, Argentina and Ecuador is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

2.8 Revenue recognition

Revenue from the sale of crude oil and gas is recognized at the point in time when control of the product is transferred to the customer, which is generally when the product is physically transferred into a pipe or other delivery mechanism and the customer accepts the product. Consequently, the Group’s performance obligations are considered to relate only to the sale of crude oil and gas, with each barrel of crude oil equivalent considered to be a separate performance obligation under the contractual arrangements in place.

The Group’s sales of crude oil are priced based on market prices. The sales price is linked to US dollar denominated crude oil international benchmarks, such as Brent, adjusted for certain marketing and quality discounts based on, among other things, American Petroleum Institute (“API”) gravity, viscosity, sulphur content, delivery point and transport costs. The Group’s sales of natural gas are priced based on long-term Gas Supply contracts with customers.

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

2.10 Financial results

Financial results include interest expenses, interest income, bank charges, the amortization of financial assets and liabilities, and foreign exchange gains and losses. The Group has capitalized the borrowing cost directly attributable to wells and facilities identified as qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Group’s general borrowings, which was 6.90% at year-end 2019. No amounts were capitalized during the year (nil in 2020 and US$ 367,000 in 2019).

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

A charge of US$ 12,262,000 has been recognized in the Consolidated Statement of Income within Write-off of unsuccessful exploration efforts (US$ 52,652,000 in 2020 and US$ 18,290,000 in 2019). See Note 20.

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

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable oil and gas reserves. The calculation of the “unit of production” depreciation considers estimated future finding and development costs and is based on current year-end unescalated price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

During 2021, net impairment loss was recognized for US$ 4,334,000 (US$ 133,864,000 and US$ 7,559,000 in 2020 and 2019, respectively). See Note 37. The write-offs are detailed in Note 20.

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

Currency risk

In Colombia, Chile, Argentina and Ecuador the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar, except for Ecuador where the local currency is the US Dollar, does not impact the loans, costs and revenue held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Colombian, Chilean and Argentinean subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT and income tax.

The Group minimises the local currency positions in Colombia, Chile and Argentina by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

Since December 2018, GeoPark decided to manage its future exposure to local currency fluctuation with respect to income tax balances in Colombia. Consequently, the Group entered into derivative financial instruments with local banks in Colombia in December 2018 and 2019, in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. As of December 31, 2021 and 2020, there are no currency risk management contracts in place. The Group’s derivatives are accounted for as non-hedge derivatives and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur. See the impact in the Consolidated Statement of Income in Note 15.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2021, the Colombian Peso devalued by 16% (5% and 1% in 2020 and 2019, respectively), the Chilean Peso devalued by 19% (revalued by 5% in 2020 and devalued by 8% in 2019) and the Argentine Peso devalued by 22% (41% and 59% in 2020 and 2019, respectively), all against the US Dollar.

If the Colombian Peso, the Chilean Peso and the Argentine Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been higher by US$ 9,070,000 (post-tax loss would have been lower by US$ 9,057,000 in 2020 and post-tax profit would have been lower by US$ 645,000 in 2019).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the lease liabilities. The exchange loss generated by the Brazilian subsidiary during 2021 amounted to US$ 498,000 (US$ 4,205,000 in 2020 and US$ 664,000 in 2019).

During 2021, the Brazilian Real devalued by 7% against the US Dollar (29% and 17% in 2020 and 2019, respectively). If the Brazilian Real had devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 780,000 (post-tax loss would have been higher by US$ 909,000 in 2020 and post-tax profit would have been lower by US$ 927,000 in 2019).

As currency rate changes between the US Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

In relation to the cash consideration, of British Pound Sterling (“GBP”) 241,682,496, payable for the acquisition of Amerisur Resources Plc, GeoPark was exposed to fluctuations of the GBP as of December 31, 2019. Consequently, the Group decided to manage this exposure by entering into a “Deal Contingent Forward” with a UK Bank, in order to anticipate any currency fluctuation. This forward contract was accounted for as a cash flow hedge as of December 31, 2019 and therefore the effective portion of the changes in its fair value was recognized in Other Reserve within Equity. On January 16, 2020, GeoPark removed that amount from the cash flow hedge reserve and included it directly in the initial cost of the acquired business. See Note 36.1.

Price risk

The realized oil price for the Group is linked to US dollar denominated crude oil international benchmarks. The market price of this commodity is subject to significant volatility and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil, the geopolitical landscape, armed conflicts, the economic conditions and a variety of additional factors. The main factors affecting realized prices for gas sales vary across countries with some closely linked to international references while others are more domestically driven.

In Colombia, the realized oil price is linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador, for the crude oil of the Putumayo Basin that is transported through Ecuador. In both basins, the reference price is then adjusted for certain marketing and quality discounts based on, among other things, API, viscosity, sulphur content, delivery point and transport costs.

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

In Argentina, the realized oil prices for the production in the Neuquen Basin follows the “Medanito” blend oil price reference, which has traditionally been linked to ICE Brent adjusted by certain marketing and quality discounts based on API, delivery point and transport costs. Though prices have been regulated by the Argentine government in the past, they are currently being determined by market-based formulas.

Gas sales in Argentina are carried out through annual contracts that go from May to April. The price of the gas sold under these contracts depends mainly on domestic supply and demand and regulation affecting the sector. See Note 36.3.1.

If oil and methanol prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 17,899,000 (post-tax loss would have been higher by US$ 21,014,000 in 2020 and post-tax profit would have been lower by US$ 38,340,000 in 2019).

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

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2021, the oil and gas production was sold to three clients which concentrate 99% of the Colombian subsidiaries’ revenue, accounting for 89% of the consolidated revenue (98% of the Colombian subsidiaries’ revenue, accounting for 83% of the consolidated revenue in 2020). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador, and to the Colombian pipeline system in case of contingencies in Ecuador that affect the transport through the Ecuadorian pipeline system. The outstanding contracts for Colombian production extend through 2023. GeoPark manages its counterparty credit risk associated to sales contracts by including, in certain contracts, early payment conditions to minimize the exposure.

In Chile, the oil production is sold to ENAP, the State-owned oil and gas company (1% of the consolidated revenue in 2021, 1% in 2020 and 2% in 2019), and the gas production is sold to the local subsidiary of Methanex, a Canadian public company (2% of the consolidated revenue in 2021, 4% in 2020 and 3% in 2019).

In Brazil, all the hydrocarbons from Manati Field are sold to Petrobras, the State-owned company, which is the operator of the Manati Field (3% of the consolidated revenue in 2021, 3% in 2020 and 4% in 2019). The crude oil production from the Recôncavo Basin during 2020 and 2019 (representing less than a 1% of the consolidated revenue) was sold to local customers in the states of Bahia and Espirito Santo and to Petrobras.

In Argentina, the gas sales were channelled thought local gas marketing companies. GeoPark used to have annual agreements for gas sales from May through April. Gas sales in Argentina account for 1% of the consolidated revenues in each year.

The oil sales in Argentina were diversified across clients and delivery points: i) 72% of the oil produced in Argentina (3% of the consolidated revenue) was sold locally in Neuquen, delivered at well-head; ii) 19% of the oil produced in Argentina (1% of the consolidated revenue) was sold to major local Argentinean refineries, delivered via pipeline; and iii) 9% of the oil produced in Argentina was exported to different traders and delivered via vessels. GeoPark managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure.

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

The Group is positioned at the end of 2021 with a cash balance of US$ 100,604,000 and 97% of its total indebtedness matures in 2024 or 2027. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with 39,300 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

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

In June 2020, GeoPark Colombia S.A.S. executed an offtake and prepayment agreement with Trafigura. The prepayment agreement provided GeoPark with access to up to US$ 75,000,000 in the form of prepaid future oil sales. The availability period for the prepayment agreement expired on August 10, 2021. GeoPark did not withdraw any amount from this prepayment agreement.

In April 2021, the Company executed a series of transactions that included a successful tender offer to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%.

In May 2021, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia for Colombian Pesos 35,000,000,000 (equivalent to US$ 9,388,000 at the moment of the loan execution) to finance working capital requirements in Colombia. The interest rate was the IBR index (interest rate of reference for short-term loans in Colombia) plus 1.6% per annum, the original maturity was on May 14, 2022 and interests were payable monthly. In August 2021, GeoPark optionally prepaid the full amount of the loan, with no additional cost.

In July 2021, GeoPark Colombia S.A.S. executed a loan agreement with Itau Bank for Colombian Pesos 37,653,000,000 (equivalent to US$ 9,973,000 at the moment of the loan execution) to finance working capital requirements in Colombia. The interest rate was 5.38% per annum, the original maturity was on January 3, 2022 and interests were payable monthly. In October 2021, GeoPark optionally prepaid the full amount of the loan, with no additional cost.

On October 7, 2021, GeoPark Colombia S.A.S. signed a loan agreement with Banco BTG Pactual S.A. which provides GeoPark with access to up to US$ 20,000,000 until October 7, 2022. The agreement establishes an interest rate of 4.50% per annum and a commitment fee of 1.95% per annum with respect to any undrawn amount. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount from this loan agreement.

On October 8, 2021, the Colombian subsidiaries entered into an offtake and prepayment agreement with Shell Western Supply and Trading Limited (“Shell”), one of their key customers. The prepayment agreement provides GeoPark with access to up to US$ 15,000,000 in the form of prepaid future oil sales and has a twelve months availability period. Funds committed by Shell will be made available to GeoPark upon request and will be repaid by GeoPark, through future oil deliveries over the year after funds are disbursed. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount from this prepayment agreement.

Interest rate risk

The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to interest rate risk.

The Group does not face interest rate risk on its US$ 170,000,000 and US$ 500,000,000 Notes which carry fixed rate coupons of 6.50% and 5.50% per annum, respectively. Consequently, the accruals and interest payments are not substantially affected by the market interest rate changes.

As of December 31, 2021, the outstanding borrowing affected by a variable rate amounted to US$ 2,319,000, representing 0.3% of total borrowings. It corresponds to a loan from Banco Santander taken by the Brazilian subsidiary that has a floating interest rate based on CDI (Interbank certificate of deposit), which represents the average rate of all inter-bank overnight transactions in Brazil. GeoPark considers that there is no significant risk associated to interest rate based on the current exposure to variable rates.

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

The Group’s strategy is to keep the gearing ratio within a 60%to 80% range, in normal market conditions. Due to the market conditions prevailing since 2020, the gearing ratio at year-end is above such range.

The gearing ratios as of December 31, 2021 and 2020 were as follows:

Amounts in US$‘000	2021	2020
Net Debt	573,488	582,679
Total Equity	(61,945)	(109,190)
Total Capital	511,543	473,489
Gearing Ratio	112%	123%

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

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

●	The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2021 prepared by DeGolyer and MacNaughton, an independent international consultancy to the oil and gas industry based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies;
o	tax rates by jurisdiction; and
o	future development and operating costs.

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

●	Cash flow estimates for impairment assessments of non-financial assets require assumptions about two primary elements: future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 37).
●	The Group adopted the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

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

The provision at reporting date represents management’s best estimate of the present value of the future abandonment costs required.

●	From time to time, the Group may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental, safety and health matters. For example, from time to time, the Group receives notice of environmental, health and safety violations. Based on what the Group’s Management currently knows, such claims are not expected to have a material impact on the Consolidated Financial Statements.

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

Cash flows from financing activities include changes in equity, and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft, if any, and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$‘000	2021	2020	2019
(Decrease) Increase in asset retirement obligation	(651)	(1,812)	13,299
(Decrease) Increase in provisions for other long-term liabilities	(443)	(1,051)	1,867
Purchase of property, plant and equipment	—	—	(733)

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$‘000	2021	2020	2019
Decrease (Increase) in Inventories	1,241	1,220	(1,675)
(Increase) Decrease in Trade receivables	(23,290)	3,190	(27,839)
(Increase) Decrease in Prepayments and other receivables and Other assets	(13,817)	38,742	(27,547)
Increase (Decrease) in Trade and other payables	26,515	(48,392)	11,964
	(9,351)	(5,240)	(45,097)

The following chart shows the movements in the borrowings and lease liabilities for each of the periods presented:

		Lease
Amounts in US$‘000	Borrowings	Liabilities	Total
As of January 1, 2019	447,002	—	447,002
Initial recognition of lease liabilities	—	14,610	14,610
Addition to lease liabilities	—	2,496	2,496
Accrual of borrowing's interests	29,940	—	29,940
Exchange difference	5	566	571
Foreign currency translation	(639)	7	(632)
Unwinding of discount	—	419	419
Principal paid	(9,790)	—	(9,790)
Interest paid	(29,099)	—	(29,099)
Lease payments	—	(4,855)	(4,855)
As of December 31, 2019	437,419	13,243	450,662
Proceeds from borrowings	350,000	—	350,000
Debt issuance costs paid	(7,507)	—	(7,507)
Acquisitions (Note 36.1)	—	17,851	17,851
Addition to lease liabilities	—	561	561
Accrual of borrowing's interests	48,232	—	48,232
Exchange difference	—	466	466
Foreign currency translation	(2,389)	(1,641)	(4,030)
Unwinding of discount	—	1,247	1,247
Principal paid	(3,575)	—	(3,575)
Interest paid	(37,594)	—	(37,594)
Lease payments	—	(9,380)	(9,380)
As of December 31, 2020	784,586	22,347	806,933
Proceeds from borrowings	172,174	—	172,174
Debt issuance costs paid	(2,019)	—	(2,019)
Addition to lease liabilities	—	5,288	5,288
Accrual of borrowing's interests	44,323	—	44,323
Exchange difference	(581)	(365)	(946)
Foreign currency translation	(265)	(461)	(726)
Unwinding of discount	—	1,453	1,453
Principal paid	(274,934)	—	(274,934)
Interest paid	(42,592)	—	(42,592)
Borrowings cancellation costs	6,308	—	6,308
Borrowings cancellation costs paid	(12,908)	—	(12,908)
Lease payments	—	(7,518)	(7,518)
As of December 31, 2021	674,092	20,744	694,836

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

Segment areas (geographical segments)

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Ecuador (b)	Corporate	Total
2021
Revenue	618,268	21,471	20,109	28,695	—	—	688,543
Sale of crude oil	616,133	6,297	661	24,468	—	—	647,559
Sale of gas	2,135	15,174	19,448	4,227	—	—	40,984
Realized loss on commodity risk management contracts	(109,654)	—	—	—	—	—	(109,654)
Production and operating costs	(178,384)	(11,050)	(4,596)	(18,760)	—	—	(212,790)
Royalties	(106,341)	(770)	(1,642)	(4,270)	—	—	(113,023)
Share-based payment	(334)	(31)	—	26	—	—	(339)
Other operating costs	(71,709)	(10,249)	(2,954)	(14,516)	—	—	(99,428)
Adjusted EBITDA	294,847	7,639	12,569	2,124	(2,071)	(14,308)	300,800
Depreciation	(61,279)	(14,275)	(4,082)	(9,130)	(200)	(3)	(88,969)
(Recognition) Reversal of impairment losses	—	(17,641)	—	13,307	—	—	(4,334)
Write-off of unsuccessful exploration efforts	(7,827)	(4,435)	—	—	—	—	(12,262)
Total assets	689,401	71,515	38,846	38,111	7,782	50,086	895,741
Employees (average) (a)	308	55	4	92	8	9	476
Employees at year end (a)	321	52	4	74	3	9	463

(a)Unaudited

(b)

Includes certain expenses and 4 average employees (who are no longer in the Group at year-end) that correspond to the Peruvian subsidiaries, which act as holding companies of the Ecuadorian branch since Peru is no longer an operating segment due to the retirement from the Morona Block.

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru (b)	Ecuador	Corporate	Total
2020
Revenue	334,606	21,704	12,783	24,599	—	—	—	393,692
Sale of crude oil	332,461	5,103	891	21,185	—	—	—	359,640
Sale of gas	2,145	16,601	11,892	3,414	—	—	—	34,052
Realized gain on commodity risk management contracts	21,059	—	—	—	—	—	—	21,059
Production and operating costs	(92,319)	(10,244)	(3,876)	(18,633)	—	—	—	(125,072)
Royalties	(30,453)	(753)	(1,049)	(3,620)	—	—	—	(35,875)
Share-based payment	(362)	(94)	—	(72)	—	—	—	(528)
Other operating costs	(61,504)	(9,397)	(2,827)	(14,941)	—	—	—	(88,669)
Adjusted EBITDA	218,524	8,148	4,784	1,195	(1,952)	(773)	(12,395)	217,531
Depreciation	(63,687)	(33,571)	(3,732)	(16,564)	(401)	(52)	(66)	(118,073)
Recognition of impairment losses	—	(81,967)	(1,717)	(16,205)	(33,975)	—	—	(133,864)
Write-off of unsuccessful exploration efforts	(1,949)	(50,167)	(536)	—	—	—	—	(52,652)
Total assets	680,828	101,742	38,172	36,803	4,656	1,127	96,938	960,266
Employees (average) (a)	238	68	11	114	10	2	4	447
Employees at year end (a)	268	57	5	97	5	2	3	437

Amounts in US$ ‘000	Colombia	Chile	Brazil	Argentina	Peru (b)	Ecuador	Corporate	Total
2019
Revenue	538,917	32,336	23,049	34,605	—	—	—	628,907
Sale of crude oil	536,986	10,551	1,469	30,024	—	—	—	579,030
Sale of gas	1,931	21,785	21,580	4,581	—	—	—	49,877
Realized gain on commodity risk management contracts	3,888	—	—	—	—	—	—	3,888
Production and operating costs	(116,944)	(19,789)	(5,953)	(26,278)	—	—	—	(168,964)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	—	—	—	(64,576)
Share-based payment	(231)	(31)	(29)	(38)	—	—	—	(329)
Other operating costs	(60,314)	(18,577)	(4,069)	(21,099)	—	—	—	(104,059)
Adjusted EBITDA	367,058	8,310	11,750	868	(6,540)	(535)	(17,576)	363,335
Depreciation	(46,917)	(34,826)	(7,445)	(15,618)	(576)	(1)	(149)	(105,532)
Recognition of impairment losses	—	—	—	(7,559)	—	-	-	(7,559)
Write-off of unsuccessful exploration efforts	—	—	(5,120)	(13,170)	—	-	-	(18,290)
Total assets	357,125	249,207	68,480	79,062	53,993	1,119	43,146	852,132
Employees (average) (a)	195	89	13	133	26	2	3	461
Employees at year end (a)	202	77	13	128	14	2	3	439
(a)	Unaudited
(b)	As of the date of these Consolidated Financial Statements, Peru is no longer an operating segment due to the retirement from the Morona Block.

In 2021, approximately 93% of capital expenditure was incurred by Colombia (82% in 2020 and 61% in 2019), 3% was incurred by Chile (15.5% in 2020 and 8% in 2019), 0% was incurred by Brazil (0.5% in 2020 and 4% in 2019), 0% was incurred by Argentina (1% in 2020 and 15% in 2019), 0% was incurred by Peru (0.5% in 2020 and 11.5% in 2019) and 4% was incurred by Ecuador (0.5% in 2020 and 2019).

A reconciliation of total Adjusted EBITDA to total profit (loss) before income tax is provided as follows:

Amounts in US$ ‘000	2021	2020	2019
Adjusted EBITDA	300,800	217,531	363,335
Unrealized gain (loss) on commodity risk management contracts	463	(12,978)	(26,411)
Depreciation (a)	(88,969)	(118,073)	(105,532)
Share-based payment	(6,621)	(8,444)	(2,717)
Impairment and write-off of unsuccessful exploration efforts, net	(16,596)	(186,516)	(25,849)
Lease accounting - IFRS 16	7,518	9,380	4,855
Others (b)	(10,786)	(11,563)	2,994
Operating profit (loss)	185,809	(110,663)	210,675
Financial expenses	(64,112)	(64,582)	(41,070)
Financial income	1,652	3,166	2,360
Foreign exchange gain (loss)	5,049	(13,008)	(2,446)
Profit (Loss) before tax	128,398	(185,087)	169,519
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. In 2021, also includes termination costs and write-down of tax credits in Argentina and, in 2020, also includes termination costs, and write-down of VAT credits and recognition of a provision for environmental liabilities in Peru.

Note 7     Revenue

Amounts in US$ ‘000	2021	2020	2019
Sale of crude oil	647,559	359,640	579,030
Sale of gas	40,984	34,052	49,877
	688,543	393,692	628,907

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

The following table presents the Group’s production hedged during the year ended December 31, 2021 and for the following periods as a consequence of the derivative contracts in force as of December 31, 2021:

Period	Reference	Type	Volume bbl/d	Weighted average price US$/bbl
January 1, 2021 - March 31, 2021	ICE BRENT	Zero Premium Collars	23,500	38.91 Put 52.72 Call
January 1, 2021 - March 31, 2021	VASCONIA(a)	Zero Premium Collars	2,000	35.00 Put 43.01 Call
			25,500
April 1, 2021 - June 30, 2021	ICE BRENT	Zero Premium Collars	25,500	40.61 Put 53.59 Call
			25,500
July 1, 2021 - September 30, 2021	ICE BRENT	Zero Premium Collars	18,000	43.19 Put 60.64 Call
July 1, 2021 - September 30, 2021	VASCONIA(a)	Zero Premium Collars	2,000	41.50 Put 68.57 Call
			20,000
October 1, 2021 - December 31, 2021	ICE BRENT	Zero Premium Collars	19,500	43.72 Put 62.65 Call
			19,500
January 1, 2022 - March 31, 2022	ICE BRENT	Zero Premium Collars	14,500	49.10 Put 74.81 Call
			14,500
April 1, 2022 - June 30, 2022	ICE BRENT	Zero Premium Collars	12,500	53.35 Put 79.38 Call
			12,500
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	10,000	58.23 Put 84.37 Call
			10,000
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	6,000	60.00 Put 86.38 Call
			6,000
(a)	Vasconia Crude (Ice Brent minus Vasconia Differential)

Since 2020, the Group has entered into Vasconia-based derivative contracts, a new instrument within its hedging portfolio. These derivatives protect both the overall crude price exposure to ICE Brent as well as the Vasconia differential, which reflects the quality adjustment for the GeoPark’s Llanos Basin crude production in Colombia.

The table below summarizes the gain (loss) on the commodity risk management contracts:

	2021	2020	2019
Realized (loss) gain on commodity risk management contracts	(109,654)	21,059	3,888
Unrealized gain (loss) on commodity risk management contracts	463	(12,978)	(26,411)
	(109,191)	8,081	(22,523)

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume bbl/d	Price US$/bbl
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 90.50 Call
July 1, 2022 - September 30, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 96.70 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 91.40 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 99.30 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 101.70 Call
October 1, 2022 - December 31, 2022	ICE BRENT	Zero Premium Collars	1,500	65.00 Put 102.50 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 103.70 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	1,500	60.00 Put 104.75 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	1,500	65.00 Put 104.90 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	1,500	70.00 Put 102.30 Call
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	1,500	70.00 Put 109.50 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	1,500	65.00 Put 100.75 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	1,500	70.00 Put 103.50 Call

Note 9     Production and operating costs

Amounts in US$ '000	2021	2020	2019
Staff costs (Note 11)	16,655	14,689	14,213
Share-based payment (Note 11)	339	528	329
Royalties	113,023	35,875	64,576
Well and facilities maintenance	17,989	15,039	27,660
Operation and maintenance	7,826	7,491	7,743
Consumables	19,270	16,776	17,625
Equipment rental	8,127	8,570	10,476
Safety and Insurance costs	4,216	4,505	4,107
Gas plant costs	2,596	1,591	3,414
Transportation costs	3,383	5,622	2,941
Field camp	4,386	3,130	2,583
Non-operated blocks costs	4,941	3,442	1,353
Other costs	10,039	7,814	11,944
	212,790	125,072	168,964

Note 10     Depreciation

Amounts in US$ ‘000	2021	2020	2019
Oil and gas properties	66,011	89,344	83,276
Production facilities and machinery	12,468	16,820	16,708
Furniture, equipment and vehicles	1,960	2,317	2,096
Buildings and improvements	700	490	804
Depreciation of property, plant and equipment (a)	81,139	108,971	102,884
Related to:
Productive assets	78,479	106,164	99,984
Administrative assets	2,660	2,807	2,900
Depreciation total (a)	81,139	108,971	102,884
(a)	Depreciation without considering capitalized costs for oil stock included in Inventories nor depreciation of right-of-use assets.

Note 11     Staff costs and Directors’ Remuneration

	2021	2020	2019
Number of employees at year end (a)	463	437	439
Amounts in US$ ‘000
Wages and salaries	42,236	49,338	55,325
Share-based payments (b) (Note 31)	6,621	8,444	2,717
Social security charges	6,863	5,712	6,888
Director’s fees and allowance	2,853	2,094	3,266
	58,573	65,588	68,196
Recognized as follows:
Production and operating costs	16,994	15,217	14,542
Geological and geophysical expenses	6,219	12,893	18,448
Administrative expenses	35,360	37,478	35,206
	58,573	65,588	68,196
Board of Directors’ and key managers’ remuneration
Salaries and fees	9,069	8,641	13,483
Share-based payments	5,759	7,170	2,251
Other benefits in kind	296	232	262
	15,124	16,043	15,996
(a)	Unaudited.
(b)	The increase in share-based payments in 2021 and 2020 is explained by the accrual of the 2019 VCP and the 2020 Plan, which were granted in November 2019 and February 2020, respectively.

Directors’ Remuneration

	Executive	Executive		Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees	Directors’ Bonus		Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)	(in US$)		(in US$)	(No. of Shares)	(in US$)
Gerald O’Shaughnessy (a)	261,560	—		—	—	261,560
James F. Park	800,000	800,000	(b)	—	—	1,600,000
Pedro E. Aylwin (c)	—	—		—	—	—
Carlos Gulisano	—	—		82,083	7,845	185,953
Robert Bedingfield (d)	—	—		32,500	15,438	238,527
Constantin Papadimitriou (e) (f)	—	—		112,500	14,852	310,646
Somit Varma (f) (g)	—	—		141,875	14,803	339,239
Sylvia Escovar Gomez (h)	—	—		67,500	11,331	223,465
(a)	Chair of GeoPark's board until June 8, 2021. Sylvia Escovar Gomez is the new Chair of the Board.
(b)	The service contract with the Company to act as Chief Executive Officer established a bonus based on metrics and targets defined by the Compensation Committee over the performance of the Company. The target bonus is an amount equal to the annual salary. On March 10, 2021, the independent directors of the Board approved, as per recommendation of the Compensation Committee, Mr. Park’s bonus for the performance in 2020. Given the impact of COVID-19 and oil price crisis during 2020, the cash bonus approved was reduced to US$ 400,000.
(c)	Pedro E. Aylwin has a service contract that provides for him to act as Director of Legal and Governance, so he relinquished his fees as a member of the Board.
(d)	Audit Committee and Nomination & Corporate Governance Committee Chairman until November 10, 2021. Mr. Somit Varma was appointed as new Chairman of the Nomination & Corporate Governance Committee.
(e)	Compensation Committee Chairman.
(f)	Constantin Papadimitriou and Somit Varma, as members of the Strategy & Risk Committee, instructed by the Board, were awarded additional fees on their work related to specific projects and activities. The additional fees for 2021 amounted to US$ 82,500 and US$ 111,875, respectively and are included in the table above.
(g)	Strategy & Risk Committee Chairman.

(h)	Includes an additional annual remuneration of US$ 50,000 to act as independent Chair of the Board.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2021	2020	2019
Staff costs (Note 11)	6,042	12,653	18,312
Share-based payment (Note 11)	177	240	136
Allocation to capitalized project	(953)	(102)	(4,834)
Other services	2,625	2,160	4,979
	7,891	14,951	18,593

Note 13     Administrative expenses

Amounts in US$ ‘000	2021	2020	2019
Staff costs (Note 11)	26,402	27,708	29,688
Share-based payment (Note 11)	6,105	7,676	2,252
Consultant fees	10,806	8,570	18,685
Office expenses	224	1,525	1,386
Travel expenses	719	939	4,867
Director’s fees and allowance (Note 11)	2,853	2,094	3,266
Communication and IT costs	4,214	2,937	2,928
Allocation to joint operations	(8,574)	(6,720)	(8,008)
Other administrative expenses	4,079	5,586	5,754
	46,828	50,315	60,818

Note 14     Selling expenses

Amounts in US$ ‘000	2021	2020	2019
Transportation	4,233	4,787	12,985
Selling taxes and other	4,497	1,057	1,128
	8,730	5,844	14,113

Note 15     Financial results

Amounts in US$ '000	2021	2020	2019
Financial expenses
Interest and amortization of debt issue costs	(44,713)	(48,779)	(29,977)
Less: amounts capitalized on qualifying assets	—	—	367
Borrowings cancellation costs	(6,308)	—	—
Bank charges and other financial results	(8,012)	(9,909)	(6,900)
Unwinding of long-term liabilities	(5,079)	(5,894)	(4,560)
	(64,112)	(64,582)	(41,070)
Financial income
Interest received	1,652	3,166	2,360
	1,652	3,166	2,360
Foreign exchange gains and losses
Foreign exchange gain (loss), net	5,049	(2,720)	(6,163)
Realized result on currency risk management contracts	—	(9,414)	2,843
Unrealized result on currency risk management contracts	—	(874)	874
	5,049	(13,008)	(2,446)
Total Financial results	(57,411)	(74,424)	(41,156)

Note 16     Tax reforms

Colombia

In September 2021, a tax reform was approved in Colombia. The new legislation focuses on corporate income tax, increasing the tax rate from 30% to 35% from fiscal year 2022 onwards (the corporate income tax rate was 31% in 2021, 32% in 2020 and 33% in 2019).

Although the new tax provisions do not affect tax bases or tax rate for fiscal year 2021, the tax rate increase shall be considered for deferred income tax purposes.

Argentina

In June 2021, a tax reform was approved in Argentina. The new legislation focuses on the corporate income tax, with gradual rates on cumulative net income according to the following schedule: i) up to Argentine Peso (“AR$”) 5,000,000: 25% rate; ii) over AR$ 5,000,000 up to AR$ 50,000,000: AR$ 1,250,000 plus 30% on the surplus of AR$ 5,000,000; iii) over AR$ 50,000,000: AR$ 14,750,000 plus 35% on the surplus of AR$ 50,000,000. The detailed schedule applies from fiscal year 2021 onwards (the corporate income tax rate was 30% in 2020 and 2019).

Spain

As from December 2021, a set of tax rules approved in December 2020 became applicable for the Spanish holding entities. As stated, the new tax regulations turned a full income tax exemption on dividend and capital gains income into a 95% exemption.

Note 17     Income tax

Amounts in US$ ‘000	2021	2020	2019
Current income tax charge	(49,291)	(41,927)	(111,371)
Deferred income tax charge (Note 18)	(17,980)	(5,936)	(391)
	(67,271)	(47,863)	(111,762)

The tax on the Group’s (loss) profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2021	2020	2019
Profit (Loss) before tax	128,398	(185,087)	169,519
Tax losses from non-taxable jurisdictions	91,351	53,652	49,360
Taxable profit	219,749	(131,435)	218,879

Income tax calculated at domestic tax rates applicable to Profit in the respective countries	(71,086)	12,450	(79,395)
Tax losses where no deferred tax benefit is recognized	(7,510)	(23,117)	(2,563)
Effect of currency translation on tax base	(10,354)	(923)	(16,795)
Effect of inflation adjustment for tax purposes	2,482	(867)	541
Changes in the income tax rate (Note 16)	(1,703)	(925)	1,279
Write-down of deferred tax benefits previously recognized (a)	(7,261)	(32,565)	—
Previously unrecognized tax losses	9,593	—	1,820
Fiscal recognition of property, plant and equipment	8,919	—	—
Out of period adjustment (b)	—	—	(9,910)
Non-taxable results (c)	9,649	(1,916)	(6,739)
Income tax	(67,271)	(47,863)	(111,762)
(a)	Includes write-down of the deferred income tax asset in Peru due to the decision to retire from the Morona Block (see Note 36.4.1) in 2020, and write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2021 and 2020.
(b)	Adjustment related to prior periods that increased the income tax expense during the year ended December 31, 2019, due to the increase in deferred tax liabilities as a result of computing as temporary, differences generated between the tax and book basis of Property, plant and equipment, that were originally considered as permanent. The Group concluded that this adjustment was not material to the year ended December 31, 2019 or to any previously reported Consolidated Financial Statements.
(c)	Includes non-deductible expenses and non-taxable gains in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Colombia, Chile, Brazil, Argentina and Ecuador) ranges from 15% to 35%. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2021	2020	2019
Chile (a)	285,456	403,258	317,644
Brazil (a)	26,781	32,452	37,848
Argentina (b)	35,773	20,734	22,930
Total tax losses as of December 31	348,010	456,444	378,422
(a)	Taxable losses have no expiration date.
(b)	Tax losses accumulated as of December 31, 2021 are: US$ 646,000, US$ 1,715,000, US$ 8,211,000, US$ 5,671,000 and US$ 19,530,000 expiring in 2022, 2023, 2024, 2025 and 2026, respectively.

At the balance sheet date, deferred tax assets in respect of tax losses in certain companies in Chile and a portion of tax losses in Brazil have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 18     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2021	2020
Deferred income tax as of January 1	10,978	16,084
Acquisitions (Note 36.1)	—	4,071
Currency translation differences	127	(3,241)
Income statement charge	(17,980)	(5,936)
Deferred income tax as of December 31	(6,875)	10,978

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2021 and 2020 are as follows:

	At the			Currency
	beginning		Charged to	translation		At the end
Amounts in US$ ‘000	of year	Acquisitions	net profit	differences	Reclassification	of year
Deferred income tax assets
Difference in depreciation rates and other	(4,628)	—	4,157	127	—	(344)
Tax losses	22,796	—	(8,380)	—	—	14,416
Total 2021	18,168	—	(4,223)	127	—	14,072
Total 2020	26,934	4,071	(18,414)	(3,241)	8,818	18,168

	At the beginning	Charged to		At the end
Amounts in US$ ‘000	of year	net profit	Reclassification	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(7,190)	(13,757)	—	(20,947)
Total 2021	(7,190)	(13,757)	—	(20,947)
Total 2020	(10,850)	12,478	(8,818)	(7,190)

Note 19     Earnings per share

Amounts in US$ ‘000 except for shares	2021	2020	2019
Numerator: Profit (Loss) for the year	61,127	(232,950)	57,757
Denominator: Weighted average number of shares used in basic EPS	60,901,109	60,668,185	60,217,523
Earnings (Losses) after tax per share (US$) – basic	1.00	(3.84)	0.96

Amounts in US$ ‘000 except for shares	2021	2020	2019
Weighted average number of shares used in basic EPS	60,901,109	60,668,185	60,217,523
Effect of dilutive potential common shares (a)
Stock awards at US$ 0.001	559,012	—	2,433,126
Weighted average number of common shares for the purposes of diluted earnings per shares	61,460,121	60,668,185	62,650,649
Earnings (Losses) after tax per share (US$) – diluted	0.99	(3.84)	0.92
(a)	For the year ended December 31, 2020, there were 974,159 potential shares that could have a dilutive impact. They were considered antidilutive due to negative earnings.

Note 20     Property, plant and equipment

			Furniture,	Production		Buildings			Exploration
	Oil & gas		equipment	facilities and		and	Construction in		and evaluation
Amounts in US$’000	properties		and vehicles	machinery		improvements	progress		assets(a)		Total
Cost as of January 1, 2019	717,510		17,748	172,094		11,554	60,597		59,992		1,039,495
Additions	14,696	(b)	2,052	381		159	96,012		27,449		140,749
Currency translation differences	(3,022)		(414)	(561)		(8)	(106)		(449)		(4,560)
Disposals	—		(102)	(101)		—	—		(59)		(262)
Write-off / Impairment	(7,559)	(c)	—	—	(c)	—	—	(c)	(18,290)	(d)	(25,849)
Transfers	83,010		265	24,183		65	(86,916)		(20,607)		—
Reclassification (g)	26,302		—	(23,489)		—	—		—		2,813
Cost as of December 31, 2019	830,937		19,549	172,507		11,770	69,587		48,036		1,152,386
Additions	(2,863)	(b)	1,180	—		422	55,267		18,429		72,435
Acquisitions (Note 36.1)	185,533		553	16,181		212	1,199		73,310		276,988
Currency translation differences	(14,399)		(194)	(1,036)		(59)	(47)		(401)		(16,136)
Disposals	—		(555)	—		(227)	(33)		—		(815)
Write-off / Impairment	(77,667)	(c)	—	(11,357)		—	(44,840)		(52,652)	(e)	(186,516)
Transfers	48,361		174	21,534		324	(62,285)		(8,108)		—
Assets held for sale (Note 36.2.2)	(1,285)		—	—		—	—		—		(1,285)
Cost as of December 31, 2020	968,617		20,707	197,829		12,442	18,848		78,614		1,297,057
Additions	(1,094)	(b)	930	—		—	82,094		46,234		128,164
Currency translation differences	(3,284)		(43)	(246)		(16)	(18)		(30)		(3,637)
Disposals	—		(1,762)	(900)		(978)	(3,372)		(338)		(7,350)
Write-off / Impairment	(1,575)	(c)	—	(2,759)	(c)	—	—	(c)	(12,262)	(f)	(16,596)
Transfers	68,315		58	13,305		391	(70,321)		(11,748)		—
Assets held for sale (Note 36.3.1)	(73,047)		(1,178)	(6,052)		(177)	(27)		—		(80,481)
Cost as of December 31, 2021	957,932		18,712	201,177		11,662	27,204		100,470		1,317,157
Depreciation and write-down as of January 1, 2019	(359,358)		(13,361)	(103,704)		(5,902)	—		—		(482,325)
Depreciation	(83,276)		(2,096)	(16,708)		(804)	—		—		(102,884)
Disposals	—		85	34		—	—		—		119
Currency translation differences	2,492		223	480		110	—		—		3,305
Reclassification (g)	(27,664)		—	24,851		—	—		—		(2,813)
Depreciation and write-down as of December 31, 2019	(467,806)		(15,149)	(95,047)		(6,596)	—		—		(584,598)
Depreciation	(89,344)		(2,317)	(16,820)		(490)	—		—		(108,971)
Disposals	—		326	—		72	—		—		398
Currency translation differences	8,572		155	1,880		39	—		—		10,646
Assets held for sale (Note 36.2.2)	133		—	—		—	—		—		133
Depreciation and write-down as of December 31, 2020	(548,445)		(16,985)	(109,987)		(6,975)	—		—		(682,392)
Depreciation	(66,011)		(1,960)	(12,468)		(700)	—		—		(81,139)
Disposals	—		1,325	900		838	—		—		3,063
Currency translation differences	2,219		37	246		16	—		—		2,518
Assets held for sale (Note 36.3.1)	49,080		915	4,692		153	—		—		54,840
Depreciation and write-down as of December 31, 2021	(563,157)		(16,668)	(116,617)		(6,668)	—		—		(703,110)

Carrying amount as of December 31, 2019	363,131		4,400	77,460		5,174	69,587		48,036		567,788
Carrying amount as of December 31, 2020	420,172		3,722	87,842		5,467	18,848		78,614		614,665
Carrying amount as of December 31, 2021	394,775		2,044	84,560		4,994	27,204		100,470		614,047
(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 90,166,000 (US$ 75,485,000 in 2020 and US$ 44,047,000 in 2019).

Amounts in US$ ‘000	Total
Exploration wells as of December 31, 2019	3,989
Additions	11,016
Acquisitions	3,129
Write-offs	(7,947)
Transfers	(7,058)
Exploration wells as of December 31, 2020	3,129
Additions	25,795
Write-offs	(6,814)
Transfers	(11,806)
Exploration wells as of December 31, 2021	10,304

As of December 31, 2021, there were three exploratory wells that has been capitalized for a period less than a year amounting to US$ 10,304,000.

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 37.
(d)	Corresponds to five unsuccessful exploratory wells, four wells drilled in Argentina (Sierra del Nevado, Puelen and Aguada Baguales Blocks) and a well drilled in Brazil (POT-T-747 Block). The charge also includes the write-off of wells and other exploration costs incurred in previous years in the Argentinean Blocks for which no additional work would be performed. In addition, due to the results from REC-T-94, SEAL-T-268 and POT-T-747 Blocks (Brazil), during December 2019 the Group decided to relinquish these blocks so the associated investment was written off.
(e)	Corresponds to three unsuccessful exploratory wells drilled in the Isla Norte Block (Chile), Llanos 94 Block (Colombia) and CPO-5 Block (Colombia), and exploration costs incurred in previous years in the POT-T-619 Block (Brazil) for which no additional work would be performed. The charge also includes the write-off of seismic and other exploration costs incurred in previous years in the Fell, Campanario, Flamenco and Isla Norte Blocks (Chile), where, as a result of the drilling campaign performed during 2020 and in accordance with the Group’s accounting policy, it cannot be clearly demonstrated that the carrying value of the investment is recoverable.
(f)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 32 Block (Colombia), other exploration costs incurred in the Fell Block (Chile), an exploratory well drilled in previous years in the CPO-5 Block (Colombia) and other exploration costs incurred in previous years in the PUT-30 Block (Colombia) for which no additional work would be performed.
(g)	Corresponds to the final closing of the sale of the La Cuerva and Yamu Blocks (Colombia).

Note 21     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of  December 31, 2021:

GeoPark Limited (Bermuda)
100%
GeoPark (UK) Limited
100%
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
GeoPark Perú S.A.C. (Perú)
100%
GeoPark Perú S.A.C. Sucursal Ecuador

Group structure

During the year ended December 31, 2021, the following changes to the Group structure have taken place:

●	The Company incorporated a subsidiary in the United States named Market Access LLP (ownership interest: 9%).
●	GeoPark Latin America Limited and its Chilean branch GeoPark Latin America Limited - Agencia en Chile were voluntarily dissolved and liquidated.
●	The shares of Amerisurexplor Ecuador S.A. were transferred to GeoPark Latin America S.L.U.
●	The Peruvian subsidiaries finalized a merger process by which GeoPark Peru S.A.C. continued the operations related to GeoPark S.A.C. and GeoPark Operadora del Peru S.A.C.

Details of the subsidiaries of the Group are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A.U (Argentina)	100% (a)
	GeoPark Brasil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.p.A. (Chile)	100% (a)
	GeoPark Fell S.p.A. (Chile)	100% (a)
	GeoPark Magallanes Limitada (Chile)	100% (a)
	GeoPark TdF S.p.A. (Chile)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Latin America S.L.U. (Spain)	100% (a)
	GeoPark Colombia S.L.U. (Spain)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Colombia E&P S.A. (Panama)	100% (a)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Perú S.A.C. Sucursal Ecuador (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Petrodorado South America S.A. (Panama)	100% (a)
	Petrodorado South America S.A. Sucursal Colombia (Colombia)	100% (a)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b)
	Amerisurexplor Ecuador S.A. (Ecuador)	100% (a) (b)
	Amerisur S.A. (Paraguay)	100% (a) (b)
	Market Access LLP (United States)	9%
(a)	Indirectly owned.
(b)	Dormant companies.

Details of the joint operations of the Group are set out below:

	Name and registered office	Ownership interest
Joint operations	Flamenco Block (Chile)	50% (a)
	Campanario Block (Chile)	50% (a)
	Isla Norte Block (Chile)	60% (a)
	Llanos 34 Block (Colombia)	45% (a)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18% (b)
	Sierra del Nevado Block (Argentina)	18% (b)
	CN-V Block (Argentina)	50%
	Los Parlamentos (Argentina)	50%
	Manati Field (Brazil)	10%
	POT-T-785 Block (Brazil)	70% (a)
	Espejo Block (Ecuador)	50% (a)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a)
	PUT-12 Block (Colombia)	60% (a) (b)
	Tacacho Block (Colombia)	50% (a)
	Terecay Block (Colombia)	50% (a)
	Llanos 94 Block (Colombia)	50%
	PUT-36 Block (Colombia)	50% (a)
(a)	GeoPark is the operator.
(b)	In process of relinquishment.

Note 22     Prepayments and other receivables

Amounts in US$ '000	2021	2020
V.A.T.	1,711	12,083
Income tax payments in advance	3,227	3,460
Other prepaid taxes	996	1,995
To be recovered from co-venturers (Note 34)	4,680	2,236
Prepayments and other receivables	12,184	8,549
	22,798	28,323
Classified as follows:
Current	22,650	27,263
Non-current	148	1,060
	22,798	28,323

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2021	2020
At January 1	144	550
Foreign exchange (loss) income	(13)	(25)
Uses	(124)	(381)
	7	144

Note 23     Inventories

Amounts in US$ '000	2021	2020
Crude oil	5,419	7,537
Materials and spares	5,496	5,789
	10,915	13,326

Note 24     Trade receivables

Amounts in US$ '000	2021	2020
Trade receivables	70,531	46,918
	70,531	46,918

As of December 31, 2021 and 2020, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

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

Note 25     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2021	2020
Financial assets at fair value through profit or loss
Derivative financial instrument assets	126	1,013
Cash and cash equivalents	427	823
	553	1,836
Other financial assets at amortized cost
Trade receivables	70,531	46,918
To be recovered from co-venturers (Note 34)	4,680	2,236
Other financial assets (a)	14,747	13,392
Cash and cash equivalents	100,177	201,084
	190,135	263,630
Total financial assets	190,688	265,466
(a)	Non-current other financial assets relate to contributions made for environmental obligations according to Brazilian government regulations. Current other financial assets correspond to short-term investments with original maturities up to twelve months and over three months.

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2021	2020
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	20,757	15,094
	20,757	15,094
Other financial liabilities at amortized cost
Trade payables	86,672	63,528
Payables to LGI (former non-controlling interest)	—	3,528
To be paid to co-venturers (Note 34)	953	5,760
Lease liabilities	20,744	22,347
Borrowings	674,092	784,586
	782,461	879,749
Total financial liabilities	803,218	894,843

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2021	2020
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
Aa2	7,132	2,321
Baa3	24,163	26,252
Ba2	—	3,847
Ba1	4,984	1,333
B3	—	32
B	70	—
Counterparties without an external credit rating
Group 1 (a)	34,182	13,133
Total trade receivables	70,531	46,918
(a)	Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2021	2020
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
A2	53,114	122,229
A3	27,257	44,808
AAA	3,529	18,119
Ba1	67	2,343
Baa1	1,605	574
Baa2	3,708	2,146
Ba3	5,117	43
Aa2	—	1,073
Ba2	21	—
Aa3	8	—
Counterparties without an external credit rating	20,908	23,941
Total	115,334	215,276
(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 17,000 (US$ 23,000 in 2020).

25.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
As of December 31, 2021
Borrowings	40,943	38,550	263,550	513,750
Lease liabilities	9,230	6,558	5,820	2,871
Trade payables	85,132	1,540	—	—
To be paid to co-venturers (Note 34)	953	—	—	—
	136,258	46,648	269,370	516,621
As of December 31, 2020
Borrowings	48,311	49,444	538,000	378,875
Lease liabilities	10,890	6,230	5,294	3,653
Trade payables	62,408	1,120	—	—
To be paid to co-venturers (Note 34)	1,994	3,766	—	—
Payables to LGI	3,528	—	—	—
	127,131	60,560	543,294	382,528

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

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2021 and 2020 on a recurring basis:

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2021
Assets
Cash and cash equivalents
Money market funds	427	—	427
Derivative financial instrument assets
Commodity risk management contracts	—	126	126
Total Assets	427	126	553
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	20,757	20,757
Total Liabilities	—	20,757	20,757

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2020
Assets
Cash and cash equivalents
Money market funds	823	—	823
Derivative financial instrument assets
Commodity risk management contracts	—	1,013	1,013
Total Assets	823	1,013	1,836
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	15,094	15,094
Total Liabilities	—	15,094	15,094

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2021.

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

The fair value of these financial instruments as of December 31, 2021 amounts to US$ 661,404,000 (US$ 797,126,000 in 2020). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 26     Equity

26.1 Share capital and Share premium

Issued share capital	2021	2020
Common stock (amounts in US$ ‘000)	60	61
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,238,026	61,029,772
Total common shares in issue	60,238,026	61,029,772

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

26.1.1 Common shares

As of December 31, 2021, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		issued	closing	US$(`000)
GeoPark common shares history	Date	(millions)	(millions)	Closing
Shares outstanding at the end of 2019			59.2	59
Stock awards	Jan 2020	1.5	60.7	61
Stock awards	Mar 2020	0.2	60.9	61
Buyback program	Mar 2020	(0.3)	60.6	61
Stock awards	Nov 2020	0.5	61.1	61
Buyback program	Nov 2020	(0.1)	61.0	61
Shares outstanding at the end of 2020			61.0	61
Stock awards	May 2021	0.2	61.2	61
Buyback program	Jun 2021	(0.1)	61.1	61
Buyback program	Sep 2021	(0.4)	60.7	61
Buyback program	Dec 2021	(0.5)	60.2	60
Shares outstanding at the end of 2021			60.2	60

26.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2021, the Company issued 64,269 (60,204 in 2020 and 29,220 in 2019) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 861,000 (US$ 665,000 in 2020 and US$ 499,000 in 2019). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On November 12, 2020, 499,614 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”) to be assigned to certain employees as part of their 2019 bonus compensation, generating a share capital and share premium of US$ 1,000 and US$ 4,351,000, respectively.

On January 2, 2020 and 2019 (50%each year, as set up in the plan), the vested Value Creation Plan (“VCP”) awards, representing 2,976,781 common shares, was issued to key management (including 878,150 common shares issued to Directors involved in the performance of the Company), generating a share premium of US$ 4,668,000 (50% each year).

On July 8, 2019, 1,484,847 common shares were allotted to the trustee of the EBT to be assigned to employees since the 2016 and 2018 Plans vested, generating a share premium of US$ 4,311,000.

26.1.3 Buyback Program

On December 20, 2018, the Company’s Board of Directors approved a program to repurchase up to 10% of its shares outstanding or approximately 6,063,000 shares. The repurchase program began on December 21, 2018 and expired on December 31, 2019. During 2019, the Company purchased 4,318,320 common shares (145,917 in 2018) for a total amount of US$ 71,272,000 (US$ 1,801,000 in 2018). These transactions had no impact on the Group’s results.

On February 10, 2020, the Company’s Board of Directors approved another program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program began on February 11, 2020 and was suspended in April 2020 as part of the revised work program for 2020 because of the COVID-19 pandemic and the oil price crisis. During 2020, the Company purchased 316,445 common shares for a total amount of US$ 3,071,000. These transactions had no impact on the Group’s results.

On November 4, 2020, the Company’s Board of Directors approved a new program to repurchase up to 10% of its shares outstanding or approximately 6,062,000 shares. The repurchase program began on November 5, 2020 and was set to expire on November 15, 2021. On November 10, 2021, the Company’s Board of Directors approved the renewal of this repurchase program until November 10, 2022. During 2021, the Company purchased 960,454 common shares (101,986 in 2020) for a total amount of US$ 11,841,000 (US$ 938,000 in 2020). These transactions had no impact on the Group’s results.

26.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of a quarterly cash distribution of US$ 0.0413 per share. Consequently, on December 10, 2019 and April 8, 2020, US$ 2,444,000 and US$ 2,343,000 were distributed to shareholders, respectively. The quarterly cash distributions were temporary suspended from April 2020 as part of the revised work program for 2020 due to the COVID-19 pandemic and the oil price crisis.

On November 4, 2020, the Company’s Board of Directors declared an extraordinary cash distribution of US$ 0.0206 per share for 2020 and a quarterly cash distribution of US$ 0.0206 per share. Consequently, on December 9, 2020, US$ 2,516,000 were distributed to shareholders of record at the close of business on November 20, 2020.

On March 10, 2021 and May 5, 2021, the Company’s Board of Directors declared quarterly cash distributions of US$ 0.0205 per share that were paid on April 13, 2021 and May 28, 2021 for US$ 1,133,000 and US$ 1,220,000, respectively.

On August 4, 2021 and November 10, 2021, the Company’s Board of Directors declared quarterly cash distributions of US$ 0.041 per share that were paid on August 31, 2021 and December 7, 2021 for US$ 2,442,000 and US$ 2,429,000, respectively.

These distributions are deducted from Other Reserve.

26.3 Stock distribution

On February 10, 2020, the Company’s Board of Directors declared a special stock distribution of 0.004 shares per share. Consequently, on March 11, 2020, 242,650 common shares were distributed to the shareholders of record at the close of business on February 25, 2020.

Note 27     Borrowings

Amounts in US$ ‘000	2021	2020
Outstanding amounts as of December 31
2024 Notes (a) (c)	171,880	428,737
2027 Notes (b) (c)	499,893	352,113
Banco Santander (d)	2,319	3,736
	674,092	784,586
Classified as follows:
Current	17,916	17,689
Non-current	656,176	766,897
(a)	On September 21, 2017, the Company successfully placed US$ 425,000,000 Notes, which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes carry a coupon of 6.50% per annum. The debt issuance cost for this transaction amounted to US$ 6,683,000 (debt issuance effective rate: 6.90%). The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.A.S. Final maturity of the Notes will be September 21, 2024. For additional information, see reference (c).
(b)	On January 17, 2020, the Company successfully placed US$ 350,000,000 Notes, which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). The debt issuance cost for this transaction amounted to US$ 5,004,000 (debt issuance effective rate: 5.88%). The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.A.S. Final maturity of the Notes will be January 17, 2027. For additional information, see reference (c).
(c)	In April 2021, the Company executed a series of transactions that included a successful tender offer to purchase US$ 255,000,000 of the 2024 Notes that was funded with a combination of cash in hand and a US$ 150,000,000 new issuance from the reopening of the 2027 Notes. The new notes offering and the tender offer closed on April 23, 2021 and April 26, 2021, respectively.

The tender total consideration included the tender offer consideration of US$ 1,000 for each US$ 1,000 principal amount of the 2024 Notes plus an early tender payment of US$ 50 for each US$ 1,000 principal amount of the 2024 Notes. The tender also included a consent solicitation to align the covenants of the 2024 Notes to those of the 2027 Notes.

The reopening of the 2027 Notes was priced above par at 101.875%, representing a yield to maturity of 5.117%. The debt issuance cost for this transaction amounted to US$ 2,019,000. The Notes were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are fully and unconditionally guaranteed jointly and severally by GeoPark Chile SpA and GeoPark Colombia S.A.S.

After these transactions, the Company reduced its total indebtedness nominal amount by US$ 105,000,000 and improved its financial profile by extending its debt maturities. The current outstanding nominal amount of the 2024 Notes and 2027 Notes is US$ 170,000,000 and US$ 500,000,000, respectively. The Company recorded a loss of US$ 6,308,000 within Financial expenses for the year ended December 31, 2021 as a consequence of these transactions.

The indentures governing the 2024 Notes and the 2027 Notes include incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company is in compliance of all the indentures’ provisions and covenants.

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

(d)	In September 2020, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed the refinancing of the outstanding principal with Banco Santander for a total amount of Brazilian Real 19,410,000 (equivalent to US$ 3,441,000 at the moment of the refinancing execution). The interest rate is CDI plus 3.55% per annum. Interests are paid on a monthly basis, and principal will be paid semi-annually in three equal instalments in October 2021, April 2022 and October 2022.

In May 2021, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia for Colombian Pesos 35,000,000,000 (equivalent to US$ 9,388,000 at the moment of the loan execution) to finance working capital requirements in Colombia as a consequence of the demonstrations and road blockades across the country that affected logistics and supply chains during May and June. The interest rate was the IBR index (interest rate of reference for short-term loans in Colombia) plus 1.6% per annum, the original maturity was on May 14, 2022 and interests were payable monthly. In August 2021, GeoPark optionally prepaid the full amount of the loan, with no additional cost.

In July 2021, GeoPark Colombia S.A.S. executed a loan agreement with Itau Bank for Colombian Pesos 37,653,000,000 (equivalent to US$ 9,973,000 at the moment of the loan execution) to finance working capital requirements in Colombia as a consequence of the demonstrations and road blockades across the country that affected logistics and supply chains during May and June. The interest rate was 5.38% per annum, the original maturity was on January 3, 2022 and interests were payable monthly. In October 2021, GeoPark optionally prepaid the full amount of the loan, with no additional cost.

As of the date of these Consolidated Financial Statements, the Group has available credit lines for US$ 143,255,000.

Note 28     Leases

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

Amounts in US$ ‘000	2021	2020
Right of use assets
Production, facilities and machinery	15,175	14,806
Buildings and improvements	5,839	6,596
	21,014	21,402
Lease liabilities
Current	8,231	10,890
Non-current	12,513	11,457
	20,744	22,347

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2021	2020	2019
Depreciation charge of Right of use assets
Production, facilities and machinery	(5,526)	(6,472)	(1,834)
Buildings and improvements	(1,136)	(1,600)	(1,810)
	(6,662)	(8,072)	(3,644)
Unwinding of long-term liabilities (included in Financial results)	(1,453)	(1,247)	(419)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(1,101)	(1,317)	(13,463)
Expenses related to low-value leases (included in Administrative expenses)	(906)	(736)	(314)

The table below summarizes the amounts of Right-of-use assets recognized and the movements during the reporting years:

Amounts in US$‘000	2021	2020
Right-of-use assets as of January 1	21,402	13,462
Additions / changes in estimates	5,288	561
Acquisitions (Note 36.1)	—	16,674
Foreign currency translation	986	(1,223)
Depreciation	(6,662)	(8,072)
Right-of-use assets as of December 31	21,014	21,402

The table below summarizes the amounts of Lease liabilities recognized and the movements during the reporting years:

Amounts in US$‘000	2021	2020
Lease liabilities as of January 1	22,347	13,243
Additions / changes in estimates	5,288	561
Acquisitions (Note 36.1)	—	17,851
Exchange difference	(365)	466
Foreign currency translation	(461)	(1,641)
Unwinding of discount	1,453	1,247
Lease payments	(7,518)	(9,380)
Lease liabilities as of December 31	20,744	22,347

Note 29     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation	Income	Other	Total
As of January 1, 2020	56,113	2,267	3,682	62,062
Addition to provision / changes in estimates	(1,812)	(258)	1,904	(166)
Acquisitions (Note 36.1)	5,629	2,339	8,551	16,519
Exchange difference	2,215	(93)	133	2,255
Foreign currency translation	(2,057)	—	—	(2,057)
Amortization	—	(387)	—	(387)
Unwinding of discount	4,276	—	371	4,647
Amounts used during the year	(272)	(40)	(139)	(451)
Liabilities associated with assets held for sale	(52)	—	—	(52)
As of December 31, 2020	64,040	3,828	14,502	82,370
Addition to provision / changes in estimates	(651)	(46)	59	(638)
Acquisitions (Note 36.1)	—	—	—	—
Exchange difference	(668)	(228)	(1,079)	(1,975)
Foreign currency translation	(651)	—	(2)	(653)
Amortization	—	(223)	—	(223)
Unwinding of discount	3,140	—	486	3,626
Amounts used during the year	(170)	—	(291)	(461)
Liabilities associated with assets held for sale	(19,198)	—	—	(19,198)
As of December 31, 2021	45,842	3,331	13,675	62,848

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

Deferred income relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

Other includes the provision for an environmental contingency in the United Kingdom and other environmental obligations in Colombia and Peru. On January 8, 2020, Amerisur announced that it had received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia. The claim states that the Claimants seek compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in Colombia. Amerisur stated that the accusations of environmental damage referenced in the claim are being investigated by Colombian authorities and to-date have been deemed to be without merit. Amerisur further stated that it viewed the substance of the claim to be without merit. Following court hearings held in January and February 2020, an interim freezing order was imposed on Amerisur in respect to GBP 4,465,600 (equivalent to US$ 6,022,000 as of December 31, 2021) of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a Letter of Credit from an UK Bank. On January 12, 2021 a hearing was held, where the Court ordered the Claimants to serve the Group Particulars of Claim (GPoC) by February 26, 2021. Amerisur served its defence to the GPoC on May 21, 2021. A Case Management Conference was held on July 7, 2021, where the Court ordered: i) to schedule a limited trial, relating to 2 preliminary Colombian law issues, namely, limitation and parent company liability; and ii) to schedule a Costs Management Conference. The Costs Management Conference was held on October 26, 2021 before the Court. The Court ruled that: i) Amerisur’s costs of the general pollution claims are enforceable against the Claimants only after the conclusion of the proceedings and those costs have been either assessed or agreed; and, ii) Amerisur’s application for an interim payment in respect of those costs and for security for costs were dismissed. As of the date of these Consolidated Financial Statements, the process is ongoing.

Note 30     Trade and other payables

Amounts in US$ ‘000	2021	2020
V.A.T	7,473	3,453
Trade payables	86,672	63,528
Payables to LGI (former non-controlling interest)	—	3,528
Customer advance payments	426	—
Other short-term advance payments (a)	1,558	—
Staff costs to be paid	17,973	13,752
Royalties to be paid	7,347	5,287
Taxes and other debts to be paid	6,651	9,734
To be paid to co-venturers (Note 34)	953	5,760
	129,053	105,042
Classified as follows:
Current	127,513	100,156
Non-current	1,540	4,886
(a)	Advance payment collected in relation with the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks (see Note 36.3.1).

The average credit period (expressed as creditor days) during the year ended December 31, 2021 was 89 days (2020: 110 days).

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

VCP has been classified as an equity-settled plan. 20% of this plan was awarded to Directors involved in the performance of the Company. As of December 31, 2021, the conditions were not achieved to execute this program.

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table and explanations:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net loss / profit
Year of issuance	beginning	in the year	forfeited	exercised	year end	2021	2020	2019
2020	405,125	97,277	(88,337)	—	414,065	862	1,274	—
2018 (a)	—	—	—	—	—	—	—	416
2016 (b)	—	—	—	—	—	—	—	50
Subtotal	405,125	97,277	(88,337)	—	414,065	862	1,274	466
Shares granted to Non-Executive Directors	—	64,269	—	(64,269)	—	861	665	500
Executive Directors Bonus	156,497	118,272	—	(104,439)	170,330	800	800	800
VCP 2019	378,053	—	(378,053)	—	—	4,098	5,705	951
	939,675	279,818	(466,390)	(168,708)	584,395	6,621	8,444	2,717
(a)	The vesting date of the program was June 30, 2019. A total of 131,330 shares were issued, considering the vesting conditions.
(b)	The vesting date of the program was June 30, 2019. A total of 1,353,517 shares were issued, considering the vesting conditions.

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 32     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Colombia, Chile, Brazil, Argentina and Ecuador.

GeoPark is the operator in the Llanos 34, Llanos 86, Llanos 87, Llanos 104, Llanos 123 and Llanos 124 Blocks in Colombia, in the Flamenco, Campanario and Isla Norte Blocks in Chile, in the POT-T-747 and REC-T-128 Blocks in Brazil, and in the Espejo Block in Ecuador.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2021
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	260,589	1,866	262,455	(5,573)	256,882	486,779	341,473
Llanos 32 Block	12.5%	2,730	—	2,730	(197)	2,533	7,690	5,378
Llanos 86 Block	50%	408	—	408	—	408	—	(60)
Llanos 87 Block	50%	1,220	—	1,220	—	1,220	—	(60)
Llanos 94 Block	50%	1,489	—	1,489	(270)	1,219	—	(171)
Llanos 104 Block	50%	434	—	434	—	434	—	(60)
Llanos 123 Block	50%	907	—	907	—	907	—	(60)
Llanos 124 Block	50%	841	—	841	—	841	—	(60)
CPO-5 Block	30%	210,154	—	210,154	(929)	209,225	88,479	55,131
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,837	—	3,837	(84)	3,753	—	—
PUT-8 Block	50%	7,070	—	7,070	—	7,070	—	—
PUT-9 Block	50%	4,342	—	4,342	—	4,342	—	—
PUT-36 Block	50%	2,870	—	2,870	—	2,870	—	—
Tacacho Block	50%	3,629	—	3,629	—	3,629	—	—
Terecay Block	50%	226	—	226	—	226	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(2,082)	(2,082)	—	(137)
Campanario Block	50%	—	—	—	(551)	(551)	—	(106)
Isla Norte Block	60%	—	—	—	(138)	(138)	—	(122)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	6,851	18,269	25,120	(13,657)	11,463	20,109	9,899
POT-T‑785	70%	157	—	157	—	157	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	149	149	(528)	(379)	—	(839)
Los Parlamentos Block	50%	—	—	—	—	—	—	(285)
Puelen Block	18%	—	12	12	(18)	(6)	—	(55)
Sierra del Nevado Block	18%	—	1	1	(5)	(4)	—	(10)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	1,132	78	1,210	(610)	600	—	(589)
Perico	50%	4,658	1,449	6,107	(4,535)	1,572	—	(669)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2020
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	212,914	2,834	215,748	(6,829)	208,919	273,077	203,386
Llanos 32 Block	12.5%	1,484	—	1,484	(273)	1,211	5,885	4,248
Llanos 86 Block	50%	137	—	137	—	137	—	—
Llanos 87 Block	50%	333	—	333	—	333	—	—
Llanos 94 Block	50%	42	—	42	(68)	(26)	—	—
Llanos 104 Block	50%	145	—	145	—	145	—	—
Llanos 123 Block	50%	248	—	248	—	248	—	—
Llanos 124 Block	50%	240	—	240	—	240	—	—
Petrodorado South America S.A. Sucursal Colombia
CPO-5 Block	30%	218,298	—	218,298	(455)	217,843	29,552	14,398
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	1,301	—	1,301	(128)	1,173	—	—
PUT-8 Block	50%	2,334	—	2,334	—	2,334	—	—
PUT-9 Block	50%	924	—	924	—	924	—	—
PUT-12 Block	60%	610	—	610	—	610	—	—
PUT-36 Block	50%	31	—	31	—	31	—	—
Tacacho Block	50%	3,591	—	3,591	—	3,591	—	—
Terecay Block	50%	173	—	173	—	173	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,577)	(1,577)	—	(7,532)
Campanario Block	50%	—	—	—	(372)	(372)	—	(16,913)
Isla Norte Block	60%	—	—	—	(132)	(132)	—	(9,418)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	13,280	15,557	28,837	(11,515)	17,322	12,286	3,339
REC-T‑128	70%	—	1,152	1,152	(52)	1,100	497	(72)
POT-T‑785	70%	79	—	79	—	79	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	107	107	(164)	(57)	—	(289)
Los Parlamentos Block	50%	—	—	—	—	—	—	(244)
Puelen Block	18%	—	20	20	(106)	(86)	—	(156)
Sierra del Nevado Block	18%	—	7	7	(6)	1	—	(13)
GeoPark Perú S.A.C.
Morona	75%	3,651	607	4,258	(6,622)	(2,364)	—	(36,980)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	409	29	438	(131)	307	—	(464)
Perico	50%	397	52	449	(229)	220	—	(543)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2019
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	208,156	3,128	211,284	(6,267)	205,017	513,378	398,953
Llanos 32 Block	12.5%	1,136	—	1,136	(519)	617	6,053	2,791
Llanos 86 Block	50%	21	—	21	—	21	—	—
Llanos 87 Block	50%	40	—	40	—	40	—	—
Llanos 104 Block	50%	26	—	26	—	26	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	4,623	—	4,623	(1,382)	3,241	—	(313)
Campanario Block	50%	16,445	—	16,445	(331)	16,114	—	(156)
Isla Norte Block	60%	8,896	—	8,896	(101)	8,795	—	(189)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	18,537	18,066	36,603	(15,980)	20,623	22,375	9,263
POT-T‑747	70%	—	—	—	—	—	—	(1,516)
REC-T‑128	70%	3,886	919	4,805	(143)	4,662	674	57
POT-T-785	70%	125	—	125	—	125	—	—
GeoPark Argentina S.A.U.
CN-V Block	50%	—	274	274	(237)	37	—	(15,451)
Puelen Block	18%	—	47	47	(41)	6	—	(1,959)
Sierra del Nevado Block	18%	—	63	63	(79)	(16)	—	(1,705)
GeoPark Perú S.A.C.
Morona	75%	8,921	6,862	15,783	(10,161)	5,622	—	(4,976)
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	199	321	520	(610)	(90)	—	(272)
Perico	50%	304	61	365	(541)	(176)	—	(176)

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

Additionally, GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2021, the Group has accrued US$ 22,562,077 (US$ 14,018,000 in 2020 and US$ 24,700,000 in 2019) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Andaquies, Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2021, these agreements had no impact on the Group’s results.

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

33.2 Capital commitments

During 2021, the Group incurred investments of US$ 20,172,000 to fulfil its commitments, at GeoPark’s working interest.

33.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	Llanos 34 Block: 3 exploratory wells (US$ 17,381,000) before November 10, 2021. Pursuant to a private agreement with the partner in the block, the investment commitment incurred by GeoPark amounts to US$ 12,840,000. As of the date of these Consolidated Financial Statements, GeoPark has already drilled the three exploratory wells and is waiting for ANH’s approval to fulfill the investment commitment.
●	Llanos 32 Block: 5 exploratory wells before February 20, 2022. Pursuant to a private agreement with the partner in the block, the investment commitment incurred by GeoPark amounts to US$ 9,225,000. As of the date of these Consolidated Financial Statements, the five exploratory wells have already been drilled and ANH approval of the fulfillment of the investment commitment is pending.
●	Llanos 87 Block: 3D seismic reprocessing, aerogeophysic and 4 exploratory wells (US$ 13,150,000) before January 18, 2023.
●	Llanos 94 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 10,901,000) before October 1, 2023.
●	Llanos 123 Block: 3D seismic reprocessing, geochemistry and 2 exploratory wells (US$ 6,777,000) before January 14, 2024.
●	Llanos 124 Block: 3D seismic acquisition and reprocessing, geochemistry and 3 exploratory wells (US$ 10,031,000) before January 14, 2024.
●	CPO-5 Block: 3D seismic acquisition, processing and interpretation and 1 exploratory well (US$ 2,794,000) before July 8, 2024. Pursuant to a private agreement with the partner in the block, the investment commitment to be incurred by GeoPark amounts to US$ 9,313,000.
●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The exploratory period is currently suspended.

●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Pursuant to a private agreement with the partner in the block, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.
●	Platanillo Block: 2 exploratory wells (US$ 10,894,000) before February 2, 2022.
●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before July 5, 2023. Part of the 3D seismic committed in the block has already been acquired during 2020 and 2021.
●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 4,365,000. The exploratory period is currently suspended.
●	PUT-12 Block: 2D seismic acquisition, reprocessing and interpretation, geochemistry and 1 exploratory well (US$ 14,347,000). On February 23, 2021, GeoPark filed a termination request before the ANH due to force majeure that restricts the possibility to fulfill the exploratory commitments in the block.
●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 1,224,000. The exploratory period is currently suspended.
●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the other partner in the block resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 2,856,000. The exploratory period is currently suspended.
●	The Llanos 86, Llanos 104, PUT-14 and PUT-36 Blocks are in a Preliminary Phase as of the date of these Consolidated Financial Statements. During this Preliminary Phase, GeoPark must request from the Ministry of Interior a certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into Phase 1, where the exploratory commitments are mandatory. The investment commitments for the blocks over three-years term of Phase 1 would be the following:
-	Llanos 86 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 9,479,000)
-	Llanos 104 Block: 3D seismic, 2D seismic reprocessing and 1 exploratory well (US$ 8,424,000)
-	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000)
-	PUT-36 Block: 3D seismic acquisition and 2 exploratory wells (US$ 11,301,000)

33.2.2 Chile

The remaining investment commitment to be assumed 100% by GeoPark for the second exploratory phase in the Campanario and Isla Norte Blocks are up to:

●	Campanario Block: 2 exploratory wells before April 20, 2023 (US$ 5,002,000)
●	Isla Norte Block: 1 exploratory well before February 19, 2023 (US$ 867,000)

As of December 31, 2021, the Group has established guarantees for its total commitments.

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	POT-T-785 Block: 3D seismic and electromagnetic survey before January 29, 2023 (US$ 70,000).
●	REC-T-58 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-67 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	REC-T-77 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).
●	POT-T-834 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 140,000).

33.2.4 Argentina

The investment commitment in the Los Parlamentos Block (50% working interest) for the first exploratory period, ending on October 30, 2022, which includes 1 exploratory well and 3D seismic, amounts to US$ 6,000,000, at GeoPark’s working interest.

33.2.5 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest, in the Espejo and Perico Blocks during the first exploratory period are up to:

●	Espejo Block: 3D seismic and 4 exploratory wells before June 17, 2025 (US$ 20,912,000).
●	Perico Block: 4 exploratory wells before June 16, 2025 (US$ 18,084,000).

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of December 31, 2021, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,414,255	13.97%
Compass Group LLC (b)	6,102,239	10.13%
Gerald E. O’Shaughnessy (c)	6,043,163	10.03%
Renaissance Technologies LLC (d)	3,538,931	5.87%
Other shareholders	36,139,438	59.99%
	60,238,026	100.00%
(a)	Held by James F. Park directly and indirectly through GoodRock LLC, which is controlled by Mr. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2022. 602,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.
(b)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 14, 2022.
(c)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP, GPK Holdings LLC, The Globe Resources Group, Inc., and other investment vehicles.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 11, 2022.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in US$ ´000)	in the year	end	Related Party	Relationship
2021
To be recovered from co-venturers	—	4,680	Joint Operations	Joint Operations
To be paid to co-venturers	—	(953)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	656	—	Pedro E. Aylwin	Executive Director (b)
2020
To be recovered from co-venturers	—	2,236	Joint Operations	Joint Operations
To be paid to co-venturers	—	(5,760)	Joint Operations	Joint Operations
Geological and geophysical expenses	130	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	561	—	Pedro E. Aylwin	Executive Director (b)
2019
To be recovered from co-venturers	—	1,035	Joint Operations	Joint Operations
To be paid to co-venturers	—	(4,803)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Non-Executive Director (a)
Administrative expenses	581	—	Pedro E. Aylwin	Executive Director (b)
(a)	Corresponding to consultancy services.
(b)	Corresponding to wages and salaries for US$ 392,000 (US$ 336,000 in 2020 and US$ 390,000 in 2019) and bonus for US$ 230,000 (US$ 225,000 in 2020 and US$ 191,000 in 2019). During 2021, Aylwin, Mendoza, Luksic & Valencia Law firm, where Pedro Aylwin is a partner and has a participation through Asesorías e Inversiones A&P Ltda, received US$ 34,000 for general legal services to all the Chilean entities, in Chilean corporate, labor, environmental, regulatory, and commercial laws.

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 35     Auditors Fees

Amounts in US$‘000	2021	2020	2019
Audit fees	1,023	926	763
Audit related fees	65	—	510
Tax services fees	47	35	165
Non-audit services fees	—	—	5
Total Auditors Fees	1,135	961	1,443

Fees are shown net of VAT and other associated tax charges.

Non-audit services fees relate to consultancy and other services.

Note 36     Business transactions

36.1 Acquisition of Amerisur Resources Plc

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

36.2 Brazil

36.2.1 Manati Block

On November 22, 2020, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati Block in Brazil. The total consideration amounts to Brazilian Real 144,400,000 (equivalent to US$ 27,787,000 as of December 31, 2020), including a fixed payment of Brazilian Real 124,400,000 plus an earn-out of Brazilian Real 20,000,000, which is subject to obtaining certain regulatory approvals. The transaction is subject to certain conditions that should be met before March 31, 2022, including the acquisition by the acquirer of the remaining working interest and operatorship of the Manati gas field, and other regulatory approvals. As of the date of these Consolidated Financial Statements, these conditions have not been met.

36.2.2 REC-T-128 Block

In July 2020, GeoPark initiated a farm-out process to sell its 70% interest in the non-producing REC-T-128 Block in Brazil. On March 1, 2021, the farm-out agreement was signed. The total consideration is US$ 1,100,000, plus a contingent payment of up to US$ 710,000. The closing of the transaction took place in May 2021, after the corresponding customary regulatory approvals.

36.3 Argentina

36.3.1 Aguada Baguales, El Porvenir and Puesto Touquet Blocks

In August 2021, the Company’s Board of Directors approved the decision to evaluate farm-out or divestment opportunities to sell its 100% working interest and operationship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina, including the associated gas transportation license through the Puesto Touquet pipeline. Several local and international companies have participated in the process and submitted binding offers in September 2021.

On November 3, 2021, GeoPark signed a sale and purchase and assignment agreement for a total consideration of US$ 16,000,000, subject to working capital adjustments. GeoPark has collected an advance payment of US$ 1,600,000. The closing of the transaction took place on January 31, 2022, after the corresponding regulatory approvals and GeoPark received the remaining outstanding payment.

As of December 31, 2021, the amount of Property, plant and equipment related to the blocks and the liabilities associated with them have been classified as held for sale. Immediately before the classification as held for sale, the recoverable amount of the blocks was estimated and an impairment reversal of US$ 13,307,000 was recognized in the Consolidated Statement of Income. The reversal was limited so that the carrying amount of the blocks does not exceed the lower of its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the blocks in prior years (see Note 37).

36.4 Peru

36.4.1 Morona Block

On July 15, 2020, GeoPark notified its irrevocable decision to retire from the non-producing Morona Block (Block 64) in Peru, due to extended force majeure, which allows for the termination of the license contract. On April 6, 2021, the final agreement with Petroperu was signed and, on May 31, 2021, the joint operation agreement was terminated. On September 28, 2021, the supreme decree approving the assignment was issued by the Peruvian Government, and the public deed corresponding to that assignment was finally executed by GeoPark and Petroperu on November 15, 2021. Consequently, from such date, all the rights and obligations under the Morona Block license contract are the exclusive responsibility of Petroperu.

During 2020, the Group recognized an impairment of its Property, plant and equipment for a total amount of US$ 33,976,000, wrote-down VAT credits for US$ 6,017,000 and Deferred income tax asset for US$ 8,353,000, recognizing those charges within Other expenses and Income tax expenses, respectively, in the Consolidated Statement of Income, and recognized a provision for environmental obligations for a present value of US$ 1,886,000, with impact in Other expenses in the Consolidated Statement of Income.

Note 37     Impairment test on Property, plant and equipment

During 2021, the crude oil demand recovery resulted in improvements in the market conditions. Nevertheless, a revision of the estimation of the proved reserves in the Fell Block (Chile) at year-end evidenced a significant decline as compared to the prior year estimation. Management considered this to be an impairment indicator and the Group carried out an impairment review of this cash-generating unit (“CGU”). No impairment indicators were noted in the other CGUs.

The Management of the Group considers as CGU each of the blocks or group of blocks in which the Group has working or economic interests. The blocks with no material investment on property, plant and equipment or with operations that are not linked to oil and gas prices were not subject to the impairment test.

The main assumptions taken into account for the impairment tests were:

-	The future oil prices have been calculated taking into consideration the oil price curves available in the market, provided by international advisory companies, and weighted through internal estimations in accordance with price curves used by DeGolyer and MacNaughton.
-	The following Brent oil prices were considered: US$ 74.93 per Bbl for 2022, US$ 66.41 per Bbl for 2023, US$ 67.74 per Bbl for 2024, US$ 69.09 per Bbl for 2025 and US$ 70.48 per Bbl for 2026 and onwards. These prices were based on Brent future price estimations; the Group adjusted them on its model valuation to reflect the effective price applicable in each location (see Note 3 “Price risk”).
-	Three gas price scenarios were projected and weighted in order to minimize misleading estimations: low-price, middle-price and high-price. These gas price scenarios were based on the gas sales agreement in place with Methanex in Chile.
-	The model valuation was based on the expected cash flow approach.
-	The revenues were calculated linking price curves with levels of production according to certified reserves.
-	The levels of production have been linked to certified risked P1, P2 and P3 reserves case by case (see Note 4).
-	Production and structure costs were estimated considering internal historical data according to GeoPark’s own records and aligned to the 2022 approved budget.
-	The capital expenditures were estimated considering the drilling campaign necessary to develop the certified reserves.
-	The assets subject to impairment test are the ones classified as Oil and Gas properties, Production facilities and machinery and Construction in progress.
-	The carrying amount subject to impairment test includes mineral interest, if any.
-	The income tax charges have considered future changes in the applicable income tax rates (see Note 16).

As a consequence of the evaluation, the following amounts of impairment loss were (recognized) reversed:

Amounts in US$‘000	2021	2020	2019
Chile (a)	(17,641)	(81,967)	—
Brazil (b)	—	(1,717)	—
Argentina (c)	13,307	(16,205)	(7,559)
Peru (d)	—	(33,975)	—
	(4,334)	(133,864)	(7,559)
(a)	Recognition of impairment loss in the Fell Block due to the decline in the proved reserves estimation in 2021 and the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production in 2020.
(b)	Recognition of impairment loss in the REC-T-128 Block due to the fair value less cost to sale determined in the context of the farm-out process described in Note 36.2.2.
(c)	Reversal of impairment loss in the Aguada Baguales and El Porvenir Blocks in 2021 due to the known market price of the blocks in the context of the transaction described in Note 36.3.1. Recognition of impairment loss in the Aguada Baguales and El Porvenir Blocks in 2020 due to the commercial viability has been decreased significantly as a consequence of the lower crude prices relative to its high cash costs of production, which also led to reduced estimates of the quantities of hydrocarbons recoverable, and in the CN-V Block in 2019 for the total amount capitalized in the block due to a negative revision of reserves.
(d)	Recognition of impairment loss in the Morona Block due to the situation described in Note 36.4.1.

With regard to the assessment of value in use for the identified CGUs subject to impairment indicators, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the CGUs to materially exceed its recoverable amount.

Note 38     Supplemental information on oil and gas activities (unaudited)

The following information is presented in accordance with ASC No. 932 “Extractive Activities- Oil and Gas”, as amended by ASU 2010 - 03 “Oil and Gas Reserves. Estimation and Disclosures”, issued by FASB in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the SEC final rules and interpretations, published on December 31, 2008. This information includes the Group’s oil and gas production activities carried out in each country.

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended December 31, 2021, 2020 and 2019. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2021
Acquisition of properties
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total property acquisition	—	—	—	—	—
Exploration	40,828	3,940	3	998	45,769
Development (a)	81,310	1,900	(2,212)	2	81,000
Total costs incurred	122,138	5,840	(2,209)	1,000	126,769

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2020
Acquisition of properties
Proved	202,913	—	—	—	202,913
Unproved	73,310	—	—	—	73,310
Total property acquisition	276,223	—	—	—	276,223
Exploration	19,142	9,447	668	694	29,951
Development (a)	51,793	3,580	412	(3,855)	51,930
Total costs incurred	70,935	13,027	1,080	(3,161)	81,881

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Year ended December 31, 2019
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	22,008	8,483	5,219	4,116	—	39,826
Development (a)	68,818	2,611	143	25,109	14,408	111,089
Total costs incurred	90,826	11,094	5,362	29,225	14,408	150,915
(a)	Includes the effect of change in estimate of assets retirement obligations.

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as of December 31, 2021, 2020 and 2019, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
As of December 31, 2021
Proved properties (a)
Equipment, camps and other facilities	125,078	72,766	3,333	—	201,177
Mineral interest and wells	580,931	334,993	42,008	—	957,932
Other uncompleted projects	26,136	818	250	—	27,204
Unproved properties (b)	94,419	—	271	—	94,690
Gross capitalized costs	826,564	408,577	45,862	—	1,281,003
Accumulated depreciation	(282,616)	(358,417)	(38,741)	—	(679,774)
Total net capitalized costs	543,948	50,160	7,121	—	601,229
(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss recognized in Chile for US$ 17,641,000 and impairment loss reversed in Argentina for US$ 13,307,000.
(b)	Do not include Ecuador capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
As of December 31, 2020
Proved properties (a)
Equipment, camps and other facilities	115,577	74,363	3,580	4,309	197,829
Mineral interest and wells	511,040	348,366	47,729	61,482	968,617
Other uncompleted projects (b)	13,048	2,158	245	26	15,477
Unproved properties (c)	77,388	—	432	—	77,820
Gross capitalized costs	717,053	424,887	51,986	65,817	1,259,743
Accumulated depreciation	(228,929)	(345,611)	(38,273)	(45,619)	(658,432)
Total net capitalized costs	488,124	79,276	13,713	20,198	601,311
(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Chile, Argentina and Brazil for US$ 81,967,000, US$ 16,205,000 and US$ 1,717,000, respectively.
(b)	Do not include Peru capitalized costs.
(c)	Do not include Ecuador capitalized costs.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
As of December 31, 2019
Proved properties (a)
Equipment, camps and other facilities	79,999	84,069	4,615	3,824	172,507
Mineral interest and wells	282,973	402,392	64,179	81,393	830,937
Other uncompleted projects (b)	19,754	11,984	209	765	32,712
Unproved properties	567	45,681	1,788	—	48,036
Gross capitalized costs	383,293	544,126	70,791	85,982	1,084,192
Accumulated depreciation	(172,207)	(313,379)	(46,370)	(30,897)	(562,853)
Total net capitalized costs	211,086	230,747	24,421	55,085	521,339
(a)	Includes capitalized amounts related to asset retirement obligations, impairment loss in Argentina for US$ 7,559,000.
(b)	Do not include Peru capitalized costs.

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2021, 2020 and 2019. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2021
Revenue	618,268	21,471	20,109	28,695	688,543
Production costs, excluding depreciation
Operating costs	(72,043)	(10,280)	(2,954)	(14,490)	(99,767)
Royalties	(106,341)	(770)	(1,642)	(4,270)	(113,023)
Total production costs	(178,384)	(11,050)	(4,596)	(18,760)	(212,790)
Exploration expenses (a)	(11,276)	(4,509)	—	(998)	(16,783)
Accretion expense (b)	(576)	(1,319)	(535)	(710)	(3,140)
Impairment loss for non-financial assets	—	(17,641)	—	13,307	(4,334)
Depreciation, depletion and amortization	(54,588)	(12,806)	(2,933)	(8,152)	(78,479)
Results of operations before income tax	373,444	(25,854)	12,045	13,382	373,017
Income tax (expense) benefit	(115,989)	3,878	(4,095)	(4,684)	(120,890)
Results of oil and gas operations	257,455	(21,976)	7,950	8,698	252,127

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2020
Revenue	334,606	21,704	12,783	24,599	393,692
Production costs, excluding depreciation
Operating costs	(61,866)	(9,491)	(2,827)	(15,013)	(89,197)
Royalties	(30,453)	(753)	(1,049)	(3,620)	(35,875)
Total production costs	(92,319)	(10,244)	(3,876)	(18,633)	(125,072)
Exploration expenses (a)	(12,493)	(50,301)	(1,000)	(694)	(64,488)
Accretion expense (b)	(670)	(1,358)	(867)	(1,381)	(4,276)
Impairment loss for non-financial assets	—	(81,967)	(1,717)	(16,205)	(99,889)
Depreciation, depletion and amortization	(56,720)	(32,233)	(2,488)	(14,723)	(106,164)
Results of operations before income tax	172,404	(154,399)	2,835	(27,037)	(6,197)
Income tax (expense) benefit	(55,169)	23,160	(964)	8,111	(24,862)
Results of oil and gas operations	117,235	(131,239)	1,871	(18,926)	(31,059)

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Total
Year ended December 31, 2019
Revenue	538,917	32,336	23,049	34,605	628,907
Production costs, excluding depreciation
Operating costs	(60,545)	(18,608)	(4,098)	(21,137)	(104,388)
Royalties	(56,399)	(1,181)	(1,855)	(5,141)	(64,576)
Total production costs	(116,944)	(19,789)	(5,953)	(26,278)	(168,964)
Exploration expenses (a)	(10,921)	(126)	(6,152)	(13,947)	(31,146)
Accretion expense (b)	(813)	(1,283)	(832)	(722)	(3,650)
Impairment loss for non-financial assets	—	—	—	(7,559)	(7,559)
Depreciation, depletion and amortization	(44,906)	(34,344)	(6,200)	(14,534)	(99,984)
Results of operations before income tax	365,333	(23,206)	3,912	(28,435)	317,604
Income tax (expense) benefit	(120,560)	3,481	(1,330)	8,531	(109,878)
Results of oil and gas operations	244,773	(19,725)	2,582	(19,904)	207,726
(a)	Do not include Peru and Ecuador costs.
(b)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2021, 2020, 2019 and 2018 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2021, 2020, 2019 and 2018 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2021		As of December 31, 2020		As of December 31, 2019		As of December 31, 2018
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	47,766	1,207	43,817	1,695	39,397	2,319	32,326	1,763
Chile (b)	755	15,196	798	19,054	898	14,406	696	11,944
Brazil (c)	43	13,601	34	13,927	48	14,872	55	17,339
Argentina (d)	1,186	3,379	1,685	5,599	1,658	5,785	2,058	6,207
Total consolidated	49,750	33,383	46,334	40,275	42,001	37,382	35,135	37,253

Net proved undeveloped
Colombia (e)	31,019	—	45,240	—	51,212	—	42,449	359
Chile (b)	575	1,563	1,229	5,661	2,809	6,413	2,622	8,823
Argentina (f)	603	—	104	—	1,370	450	1,440	3,174
Peru (g)	—	—	—	—	19,210	—	18,460	—
Total consolidated	32,197	1,563	46,573	5,661	74,601	6,863	64,971	12,356

Total proved reserves	81,947	34,946	92,907	45,936	116,602	44,245	100,106	49,609
(a)	Llanos 34 Block, CPO-5 Block, Llanos 32 Block and Platanillo Block account for 88%, 8%, 2% and 2% (Llanos 34 Block, CPO-5 Block, Llanos 32 Block and Platanillo Block account for 86%, 8%, 3% and 3% in 2020, Llanos 34

Block and Llanos 32 Block account for 97% and 3% in 2019, and Llanos 34 Block, La Cuerva Block, Yamu Block and Llanos 32 Block account for 96%, 1.5%, 1.5% and 1% in 2018) of the proved developed reserves, respectively.
(b)	Fell Block accounts for 100% of the reserves.
(c)	BCAM-40 Block accounts for 100% of the reserves.
(d)	Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 45%, 21% and 33% (Aguada Baguales Block, Puesto Touquet Block, and El Porvenir Block account for 50%, 26% and 24% in 2020, 49%, 30% and 21% in 2019 and 48%, 33% and 19% in 2018) of the proved developed reserves, respectively.
(e)	Llanos 34 Block, Llanos 32 Block, CPO-5 Block and Platanillo Block account 88%, 5%, 5% and 3% (Llanos 34 Block, Llanos 32 Block and CPO-5 Block account 91%, 5% and 4% in 2020, Llanos 34 Block and Llanos 32 Block account 96% and 4% in 2019, and Llanos 34 Block, La Cuerva Block and Yamu Block account for 97%, 2% and 1% in 2018) of the proved undeveloped reserves, respectively.
(f)	Aguada Baguales Block accounts for 100% (Aguada Baguales Block accounts for 100% in 2020 and 2019, and Aguada Baguales Block and El Porvenir Block account for 75% and 25% in 2018) of the proved undeveloped reserves, respectively.
(g)	Morona Block accounted for 100% of the reserves.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Chile	Brazil	Argentina	Peru	Total
Reserves as of December 31, 2018	74,775	3,318	55	3,498	18,460	100,106
Increase (decrease) attributable to:
Revisions (a)	18,341	541	4	95	750	19,731
Extensions and discoveries (b)	8,071	36	—	—	—	8,107
Production	(10,578)	(188)	(11)	(565)	—	(11,342)
Reserves as of December 31, 2019	90,609	3,707	48	3,028	19,210	116,602
Increase (decrease) attributable to:
Revisions (c)	(1,964)	(1,825)	(7)	(734)	—	(4,530)
Extensions and discoveries (d)	4,545	279	—	—	—	4,824
Purchase or (Disposal) of Minerals in place (e)	6,853	—	—	—	(19,210)	(12,357)
Production	(10,986)	(134)	(7)	(505)	—	(11,632)
Reserves as of December 31, 2020	89,057	2,027	34	1,789	—	92,907
Increase (decrease) attributable to:
Revisions (f)	(3,207)	(597)	18	(169)	—	(3,955)
Extensions and discoveries (g)	3,375	—	—	603	—	3,978
Production	(10,440)	(100)	(9)	(434)	—	(10,983)
Reserves as of December 31, 2021	78,785	1,330	43	1,789	—	81,947
(a)	For the year ended December 31, 2019, the Group’s oil and condensate proved reserves were revised upward by 19.7 mmbbl. The primary factors leading to the above were:

- A technical revision of the expected results of future wells in the Jacana and Tigana Fields that led to an increase in reserves of 12.3 mmbbl.

- Better than expected performance from existing wells that increase the proved developed reserves, mostly originated in Colombia (6.3 mmbbl) from the Tigana and Jacana fields in the Llanos 34 Block. There were also minor increments in Argentina (0.4 mmbbl) originated in better performance of the Aguada Baguales Field wells; and in Chile (0.3 mmbbl) mostly in the Yagan Norte, Konawentru, Alakaluf and Yagan Fields.

- An updated geological model for the Situche Field in the Morona Block originated a new estimation of the proved original oil in place volumes that increased the proved undevelop reserves of the block by 0.7 mmbbl.

- Such increase was partially offset by a lower average oil prices resulted in a 0.3 mmbbl and 0.3 mmbbl decrease in reserves from the blocks in Colombia and Argentina, respectively.

- There were also better well types considered for the Kiuaku, Loij and Konawentru Field that originated a minor increment of 0.2 mmbbl partially compensated by a reduction of 0.04 mmbbl in Argentina Challaco Field condensate due to an unsuccessful well.

(b)

In Colombia, the extensions and discoveries are primary due to the Tigana and Jacana fields appraisal wells and the Guaco field discovery in the Llanos 34 Block and the Azogue field discovery in the Llanos 32 Block. In the Fell Block in Chile, the discovery of the Jauke field.

( c)	For the year ended December 31, 2020, the Group’s oil and condensate proved reserves were revised downward by 4.5 mmbbl. The primary factors leading to the above were:

- Lower average oil prices resulted in a 4.2 mmbbl, 1.1 mmbbl and 0.3 mmbbl decrease in reserves from the blocks in Colombia, Argentina and Chile, respectively.

- A reduction of 1.6 mmbbl in Chile due to the revision of the type well in the Kiaku and Loij fields and a reduction in Argentina of 0.2 mmbbl, associated to the revision of the type of well in the Aguada Baguales fields.

- Lower than expected performance from the existing wells in Colombia that reduced the proved developed reserves from the Jacana, Tigana and Tigui fields (2.8 mmbbl).

- Such decrease was partially offset by a better performance of proved undeveloped reserves in Colombia (5.1 mmbbl) originated by a new estimation of original oil in place and better type wells considered in the Jacana and Tigana fields. In addition, the proved developed reserves increased in the Aguada Baguales Block in Argentina (0.5 mmbbl) and the Konawentru and Guanaco Fields in Chile of 0.1 mmbbl due to better performance of the existing wells.

(d) In Colombia, the extensions and discoveries are primary due to the Tigui Field appraisal wells and in Chile are due to the Jauke Field discovery in the Fell Block.
(e) Purchase of Minerals in place refers to the CPO-5 and Platanillo Blocks acquisition during 2020 in Colombia. The reduction in Peru is due to the decision to retire from the Morona Block (see Note 36.4.1).
(f) For the year ended December 31, 2021, the Group’s oil and condensate proved reserves were revised downward by 4.0 mmbbl. The primary factors leading to the above were:

- Lower than expected performance from the existing wells that reduced the proved developed reserves in Colombia (8.9 mmbbl), in Argentina (0.3 mmbbl), and in Chile (0.3 mmbbl).

- A decrease of 0.6 mmbbl in Chile due to a change in a previously adopted development plan in the Fell Block.

- Such decrease was partially offset by a higher average oil prices resulted in a 5.7 mmbbl, 0.1 mmbbl and 0.3 mmbbl increase in reserves from the blocks in Colombia, Argentina and Chile, respectively.

(g) In Colombia, the extensions and discoveries are primary due to the Tigui Field appraisal wells and in Argentina are due to the Aguada Baguales Field.

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Chile	Brazil	Argentina	Total
Reserves as of December 31, 2018	2,122	20,767	17,339	9,381	49,609
Increase (decrease) attributable to:
Revisions (a)	621	(167)	1,812	(1,791)	475
Extensions and discoveries (b)	295	5,386	—	—	5,681
Production	(719)	(5,167)	(4,279)	(1,355)	(11,520)
Reserves as of December 31, 2019	2,319	20,819	14,872	6,235	44,245
Increase (decrease) attributable to:
Revisions (c)	(211)	(385)	1,840	889	2,133
Extensions and discoveries (d)	—	10,456	—	—	10,456
Production	(413)	(6,175)	(2,785)	(1,525)	(10,898)
Reserves as of December 31, 2020	1,695	24,715	13,927	5,599	45,936
Increase (decrease) attributable to:
Revisions (e)	14	(3,553)	3,470	(636)	(705)
Production	(502)	(4,403)	(3,796)	(1,584)	(10,285)
Reserves as of December 31, 2021	1,207	16,759	13,601	3,379	34,946
(a)	For the year ended December 31, 2019, the Group’s proved natural gas reserves were revised upward by 0.5 billion cubic feet. This was the combined effect of:

- An increase of proved developed reserves due to better performance of existing wells in Chile (2.2 billion cubic feet) mostly associated to the Pampa Larga, Ache and Monte Aymond Fields; in Brazil (1.8 billion cubic feet) in the Manati Field; Colombia (0.6 billion cubic feet) due to a better performance of the Tigana and Jacana Fields; and Argentina (0.1 billion cubic feet) mostly associated to a better performance of wells in the Aguada Baguales Field.

- The above was partially offset by lower than expected performance for the proved undeveloped reserves in Chile (2.4 billion cubic feet) mostly associated to the increase of water production in Ache Field; and Argentina (1.3 billion cubic feet) associated to an unsuccessful well drilled in the Challaco Bajo Field.

- Lower average prices resulted in a decrease of 0.5 billion cubic feet reduction in gas proved developed reserves in Argentina.

(b)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile, and the gas discovery of the Une Formation in the Azogue field in the Llanos 32 Block, in Colombia.
(c)	For the year ended December 31, 2020, the Group’s proved natural gas reserves were revised upwards by 2.1 billion cubic feet. This was the combined effect of:

- An increase of proved developed reserves due to better performance of existing wells in Chile (7.9 billion cubic feet) mostly associated to the Jauke and Ache Fields, in Brazil (3.0 billion cubic feet) associated to new gas sales plateau in 2021 and forward which leads to better than expected performance of the Manati Field and in Argentina (1.9 billion cubic feet) due to better performance of the Puesto Touquet and El Porvenir Blocks.

- The above was partially offset by lower than expected performance of proved undeveloped reserves in Chile (5.8 billion cubic feet) due to revisions of the type of well in the Pampa Larga Field.

- Lower average prices resulted in a decrease of 2.5 billion cubic feet, 1.2 billion cubic feet and 1.2 billion cubic feet reduction in gas reserves in Chile, Brazil and Argentina, respectively.

(d)	The extensions and discoveries are primary due to the Jauke Field discovery in the Fell Block, in Chile.
(e)	For the year ended December 31, 2021, the Group’s proved natural gas reserves were revised downward by 0.7 billion cubic feet. This was the combined effect of:

- A decrease of proved developed reserves due to lower performance of existing wells in Argentina (1.6 billion cubic feet) and in Chile (2.7 billion cubic feet) partially offset by better than expected performance in the Manati Field in Brazil (2.5 billion cubic feet).

- A decrease of 3.4 billion cubic feet in Chile due to the revision of the type well associated with the incremental activity that reduced the proved undeveloped reserves.

- A decrease of 1.5 billion cubic feet in Chile due to a change in a previously adopted development plan in the Fell Block.

-Such decrease was partially offset by higher average prices which resulted in an increase of 4.0 billion cubic feet, 1 billion cubic feet and 1 billion cubic feet in Chile, Brazil, and Argentina, respectively.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2021, 2020 and 2019 and using a 10%annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
As of December 31, 2021
Future cash inflows	4,381,191	136,152	89,208	109,678	—	4,716,229
Future production costs	(1,715,554)	(69,067)	(34,930)	(61,660)	—	(1,881,211)
Future development costs	(197,461)	(40,339)	(1,955)	(49,200)	—	(288,955)
Future income taxes	(754,205)	—	(3,449)	(2,947)	—	(760,601)
Undiscounted future net cash flows	1,713,971	26,746	48,874	(4,129)	—	1,785,462
10% annual discount	(496,150)	6,121	(7,171)	4,471	—	(492,729)
Standardized measure of discounted future net cash flows	1,217,821	32,867	41,703	342	—	1,292,733
As of December 31, 2020
Future cash inflows	2,561,947	130,200	68,857	83,125	—	2,844,129
Future production costs	(850,029)	(82,290)	(36,254)	(65,536)	—	(1,034,109)
Future development costs	(197,859)	(28,620)	(2,355)	(24,640)	—	(253,474)
Future income taxes	(409,276)	—	(327)	—	—	(409,603)
Undiscounted future net cash flows	1,104,783	19,290	29,921	(7,051)	—	1,146,943
10% annual discount	(345,550)	(2,258)	(4,543)	7,032	—	(345,319)
Standardized measure of discounted future net cash flows	759,233	17,032	25,378	(19)	—	801,624
As of December 31, 2019
Future cash inflows	4,323,914	294,202	86,191	187,064	1,255,239	6,146,610
Future production costs	(1,159,621)	(104,688)	(32,608)	(118,797)	(512,607)	(1,928,321)
Future development costs	(276,804)	(35,420)	(2,166)	(49,595)	(278,388)	(642,373)
Future income taxes	(858,700)	(5,594)	(1,409)	(2,251)	(143,416)	(1,011,370)
Undiscounted future net cash flows	2,028,789	148,500	50,008	16,421	320,828	2,564,546
10% annual discount	(715,217)	(44,277)	(6,626)	(5,080)	(199,611)	(970,811)
Standardized measure of discounted future net cash flows	1,313,572	104,223	43,382	11,341	121,217	1,593,735

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Chile	Brazil	Argentina	Peru	Total
Present value as of December 31, 2018	1,379,063	89,830	41,549	34,867	238,533	1,783,842
Sales of hydrocarbon, net of production costs	(411,528)	(14,284)	(17,289)	(13,280)	—	(456,381)
Net changes in sales price and production costs	(299,642)	12,799	6,923	(20,694)	(48,823)	(349,437)
Changes in estimated future development costs	(268,377)	(22,163)	1,165	573	(175,248)	(464,050)
Extensions and discoveries less related costs	182,857	17,300	—	—	—	200,157
Development costs incurred	69,694	4,023	445	4,325	—	78,487
Revisions of previous quantity estimates	415,349	9,508	5,482	(2,358)	11,992	439,973
Net changes in income taxes	23,398	(2,025)	729	3,760	51,917	77,779
Accretion of discount	222,758	9,235	4,378	4,148	42,846	283,365
Present value as of December 31, 2019	1,313,572	104,223	43,382	11,341	121,217	1,593,735
Sales of hydrocarbon, net of production costs	(221,620)	(12,803)	8,080	(10,454)	—	(236,797)
Net changes in sales price and production costs	(975,716)	(117,895)	(14,580)	(113)	—	(1,108,304)
Changes in estimated future development costs	514,317	20,870	(19,606)	(2,587)	—	512,994
Extensions and discoveries less related costs	59,898	13,914	—	—	—	73,812
Development costs incurred	69,694	10,743	394	445	—	81,276
Revisions of previous quantity estimates	(27,190)	(13,002)	3,519	(10)	—	(36,683)
Purchase or (Disposals) of Minerals in place	90,315	—	—	—	(121,217)	(30,902)
Net changes in income taxes	(281,264)	—	(290)	—	—	(281,554)
Accretion of discount	217,227	10,982	4,479	1,359	—	234,047
Present value as of December 31, 2020	759,233	17,032	25,378	(19)	—	801,624
Sales of hydrocarbon, net of production costs	(516,844)	(11,520)	(15,677)	(16,855)	—	(560,896)
Net changes in sales price and production costs	924,875	64,048	19,393	(3,145)	—	1,005,171
Changes in estimated future development costs	96,364	(18,731)	861	20,674	—	99,168
Extensions and discoveries less related costs	80,933	—	—	(1,020)	—	79,913
Development costs incurred	87,877	4,111	—	—	—	91,988
Revisions of previous quantity estimates	(76,850)	(23,776)	11,957	465	—	(88,204)
Net changes in income taxes	(254,618)	—	(2,780)	244	—	(257,154)
Accretion of discount	116,851	1,703	2,571	(2)	—	121,123
Present value as of December 31, 2021	1,217,821	32,867	41,703	342	—	1,292,733