Form 20-F
period 2023-12-31
GeoPark Ltd
filed 2024-03-28
CIK 1464591

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Common shares: 55,327,520

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

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements for the year ended December 31, 2023, have been audited by Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited), an independent registered public accounting firm, as stated in their reports included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2023, 2022 and 2021.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2023 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Ecuador, Brazil and Chile is derived from estimates of the proved reserves as of December 31, 2023. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton Corp. and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in various blocks in the Llanos and Putumayo Basins in Colombia, the Perico Block in the Oriente Basin in Ecuador, the BCAM-40 (Manati) Block in the Camamu-Almada Basin in Brazil and the Fell Block in the Magallanes Basin in Chile.

Market share and other information

Market data, other statistical information, information regarding recent developments in the countries in which we operate and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	the volatility of oil and natural gas prices;
●	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
●	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Ecuadorian, and Brazilian governments to us;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	environmental constraints on operations and environmental liabilities arising out of past or present operations;
●	discovery and development of oil and natural gas reserves;
●	climate change related risks;
●	project delays or cancellations;
●	financial market conditions and the results of financing efforts;
●	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
●	social and political unrest in many countries in which we operate;
●	fluctuations in inflation and exchange rates in Colombia, Ecuador and Brazil and in other countries in which we may operate in the future;
●	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;
●	contract counterparty risk;
●	projected and targeted capital expenditures and other cost commitments and revenues;
●	pandemics, or the future outbreak of any highly infectious or contagious disease, including the COVID-19 pandemic;
●	weather and other natural phenomena;
●	armed conflicts, including the current armed conflicts in Ukraine and Israel;

x

●	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;
●	current and future litigation;
●	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
●	our ability to retain key members of our senior management and key technical employees;
●	competition from other similar oil and natural gas companies;
●	market or business conditions and fluctuations in global and local demand for energy;
●	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
●	the adverse effect which a substantial or extended decline in oil and natural gas price may have on our business;
●	material weaknesses in our internal control over financial reporting;
●	the difficulty in integrating significant acquisitions or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	A substantial or extended decline in oil and natural gas prices may materially adversely affect our business, financial condition, or results of operations.
●	Low oil prices may impact our operations and corporate strategy.
●	Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.
●	We derive a significant portion of our revenues from sales to a few key customers.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	There are inherent risks and uncertainties relating to the exploration and production of oil and natural gas.
●	Our identified potential drilling location inventories are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.
●	Oil and gas operations contain a high degree of risk, and we may not be fully insured against all risks we face in our business.
●	The development schedule of oil and natural gas projects is subject to cost overruns and delays.
●	Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.
●	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.
●	Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production.
●	We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including indigenous communities, where our reserves are located.
●	Under the terms of some of our various E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.
●	Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.
●	We are not, and may not be in the future, the sole owner or operator of all our licensed areas and do not, and may not in the future, hold all the working interests in some of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.

●	Acquisitions that we have completed, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.
●	The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
●	The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped reserves ultimately may not be developed or produced.
●	We are exposed to the credit risks of our customers and any material nonpayment or nonperformance by our key customers could adversely affect our cash flow and results of operations.
●	Our operations are subject to operating hazards, including extreme weather events, which could expose us to potentially significant losses.
●	We are highly dependent on certain members of our management and technical team, including our geologists and geophysicists, and on our ability to hire and retain new qualified personnel.
●	We and our operations are subject to numerous environmental, social, health and safety laws, regulations and rulings, which may result in material liabilities and costs.
●	Changing investor sentiment towards fossil fuels may affect our operations, impact the price of our common shares and limit our access to financing and insurance.
●	Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.
●	Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.
●	Our business could be negatively impacted by cybersecurity threats and related disruptions.
●	The COVID-19 pandemic adversely impacted our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The uncertainty of the impact an endemic or pandemic disease may have makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.
●	We operate in an industry with climate related risks.
●	We operate in areas of significant biodiversity value.
●	We operate in areas that have historical and current ties to indigenous peoples.
●	Exploration blocks in the Putumayo area carry significant costs related to biodiversity management and reputational risk due to overlapping claims of rightful ownership.
●	We have identified a material weakness in our internal control related to ineffective information technology general controls which could, if not remediated, result in material misstatements in our financial statements.
●	Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.

●	We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.
●	Oil and natural gas companies in Colombia, Ecuador and Brazil operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.
●	Oil and gas operators are subject to extensive regulation in the countries in which we operate.
●	Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy.
●	Our operations are subject to security and human rights risks.
●	We expect that a limited number of financial institutions in the countries in which we operate, as well as some institutions located in the United States, will hold all or most of our cash.
●	An active, liquid, and orderly trading market for our common shares may not develop and the price of our stock may be volatile, which could limit your ability to sell our common shares.
●	Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.
●	We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract in making distributions to us.
●	Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.
●	Provisions of the Notes due 2027 could discourage an acquisition of us by a third party.
●	Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.
●	Shareholder activism could cause us to incur significant expenses, hinder execution of our business strategy and impact our stock price.
●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
●	There are regulatory limitations on the ownership and transfer of our common shares which could result in the delay or denial of any transfers you might seek to make.
●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.
●	The transfer of our common shares may be subject to capital gains taxes pursuant to indirect transfer rules in Colombia.
●	Legislation enacted in Bermuda as to Economic Substance may affect our operations.

Risks relating to our business

A substantial or extended decline in oil and natural gas prices may materially adversely affect our business, financial condition, or results of operations.

The prices that we receive for our oil and natural gas production heavily influence our revenues, profitability, access to capital and growth rate. Historically, the markets for oil and natural gas have been volatile and will likely continue to be volatile in the future. International oil and natural gas prices have fluctuated widely in recent years and may continue to do so in the future.

The prices that we will receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include, but are not limited, to the following:

●	global economic conditions;
●	changes in global supply and demand for oil and natural gas;
●	the conflicts in Ukraine and Israel and other armed conflicts;
●	the actions of the Organization of the Petroleum Exporting Countries (“OPEC”);
●	political and economic conditions, including embargoes, in oil-producing countries or affecting other countries;
●	the level of oil- and natural gas-producing activities, particularly in the Middle East, Africa, Russia, South America and the United States;
●	the level of global oil and natural gas exploration and production activity;
●	the level of global oil and natural gas inventories;
●	availability of markets for natural gas;
●	weather conditions and other natural disasters;
●	technological advances affecting energy production or consumption;
●	domestic and foreign governmental laws and regulations, including environmental, health and safety laws and regulations;
●	proximity and capacity of oil and natural gas pipelines and other transportation facilities;
●	the price and availability of competitors’ supplies of oil and natural gas in captive market areas;
●	quality discounts for oil production based, among other things, on API, sulphur and mercury content;
●	taxes and royalties under relevant laws and the terms of our contracts;
●	our ability to enter into oil and natural gas sales contracts at fixed prices;
●	the price and availability of alternative fuels, and possible regulations establishing costs for carbon emissions along the value chain; and

●	future changes to our hedging policies.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements. For example, during the last four years, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel. Furthermore, oil and natural gas prices do not necessarily fluctuate in direct relationship to each other.

After the oil crisis that resulted from the pandemic in 2020, the crude oil market normalized during early 2021 and shifted into an undersupply condition towards the end of that year. This condition was mainly driven by continued demand recovery while supply grew at a slower pace. OPEC and non-OPEC producers (sometimes referred to as OPEC+) paced output increase and capital discipline elsewhere, especially within the US Shale producers, were the key factors for moderate supply growth. In addition, natural gas prices spiked significantly during the last quarter of 2021, especially in Europe, pushing oil prices higher as well. These factors brought Brent prices up to US$78 per barrel at the end of 2021.

The armed conflict between Russia and Ukraine during 2022, and the imposition of comprehensive sanctions against Russia (including in relation to the Russian energy sector), as well as the announcement of prohibitions on Russian oil and gas imports by certain members of the European Union, the United Kingdom, the United States, and other countries, led to volatility in the price of global oil and gas. For example, Brent spot price rose to a maximum of US$128 per barrel in March 2022.

By the second half of 2022, sharply rising inflation led central banks to shift to a more restrictive policy stance, which historically is indicative of a potential economic recession. An economic recession could influence crude oil demand and, therefore, lead to a drop in crude oil prices, which dropped to US$86 per barrel by the end of 2022, 30% lower from the levels observed in June 2022.

The year 2023 and the beginning of 2024 can be described as a consolidation period after a highly volatile 2022, where the much-anticipated Chinese economic recovery did not meet expectations, while the resilience of the U.S. economy positively surprised the macroeconomic environment. Despite the macro trend, countries like India and China took advantage of lower oil prices and their access to discounted barrels from Russia and Iran, and drove the world’s oil demand to an all-time-high of 103 million barrels a day, supporting Brent prices above $70/bbl. OPEC+ intervened the oil markets by cutting supply, especially Saudi Arabia and Russia, who pledged a combined voluntary cut of 1.3 million barrels a day until year-end. The group’s intervention resulted in the world’s oil inventories decreasing to a multi-year low and served as a catalyst for a sustained rally that supported a rise in Brent prices to approximately $100/bbl. Oil markets have currently shifted their focus to the evolution of the conflict between Israel and Hamas considering the potential impact on the crude oil supply from the region if the conflict extends beyond the region’s borders.

For the year ended December 31, 2023, 97% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

For the year ended December 31, 2023, natural gas comprised 3% of our revenues. A decline in natural gas prices could negatively affect our future growth, particularly for future gas sales where we may not be able to secure or extend our current long-term contracts.

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

Continuing our hedging strategy, we entered into derivative financial instruments with the intent to partially mitigate our exposure to oil price risk. These derivatives were placed with major financial institutions and commodity traders, under ISDA Master Agreements and Credit Support Annexes.

To the extent that we engage in oil price risk management activities to partially protect ourselves from declines in oil price, we may be prevented from realizing the benefits of oil price increases above the levels of the zero-premium collars used to manage oil price risk.

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

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the first half of 2020 (WTI and Brent, the main international oil price markers, fell by more than 45% between December 2019 and March 2020), we immediately took decisive measures to ensure our ability to both maximize ongoing projects and to preserve our cash, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary. While oil prices have rebounded since then, they may continue to be volatile and thus, we develop multiple scenarios for our capital expenditure plan. See “Item 4. Information on the Company—B. Business Overview—2024 Strategy and Outlook”.

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2023, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Ecuador and Brazil was 5.3 years. According to D&M estimates, if on January 1, 2024, we ceased all drilling and development activities, including recompletions, refracs and workovers, our proved developed producing reserves base in Colombia, Ecuador and Brazil would decline 26% during the first year.

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

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. During 2023, the oil and gas production was sold to three clients which concentrate 96% of the Colombian subsidiaries’ revenue (accounting for 89% of the consolidated revenue). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador, and to the Colombian pipeline system in case of contingencies in Ecuador that affect the transport through the Ecuadorian pipeline system. We manage our counterparty credit risk associated to sales contracts by performing periodic evaluations of our counterparties’ credit profile and, in certain contracts, including early payment conditions to minimize the exposure.

In Ecuador, oil is transported through the Ecuadorian pipeline system, with Esmeraldas as the delivery point, and 100% of the sales are exported on a competitive basis to industry leading participants including traders and other producers. Sales of crude oil in Ecuador accounted for 3% of our consolidated revenue.

In Brazil, the gas production from the Manati Field is sold to Petrobras, the Brazilian State-owned company, which is the operator of the Manati Field (accounting for 2% of our consolidated revenue). See “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Brazil—Petrobras Natural Gas Purchase Agreement.”

If any of our buyers were to decrease or cease purchasing oil or gas from us, or if any of them were to decide not to renew their contracts with us or to renew them at a lower sales price, this could have a material adverse effect on our business, financial condition, and results of operations. For example, see “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Colombia”.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although most of our revenues are denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Ecuador and Brazil could have a material adverse effect on our results of operations. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

From time to time, we enter into derivative financial instruments in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. No currency risk management contracts were in place as of December 31, 2023, and onwards. In January 2023, we entered into derivative financial instruments (zero-premium collars) with local banks in Colombia, for an amount equivalent to US$38.0 million in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in April and June 2023.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company—B. Business Overview—2024 Strategy and Outlook.” We incurred capital expenditures of US$199.0 million and US$168.8 million during the years ended December 31, 2023 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. For example, as a result of the oil price decline in 2020 we adjusted the capital expenditures program for that year to US$65-75 million, approximately a 60% reduction from prior preliminary estimates (approximately US$180-200 million).

We intend to finance our future capital expenditures through cash generated by our operations and potential future financing arrangements. However, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets.

If our capital requirements vary materially from our current plans, we may require further financing. In addition, we may incur significant financial indebtedness in the future, which may involve restrictions on other financing and operating activities. We may also be unable to obtain financing or financing on terms favorable to us, including as a result of financial institutions having lower capital availability or potentially higher interest rates. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. A significant reduction in cash flows from operations or the availability of credit could materially adversely affect our ability to achieve our planned growth and operating results.

Oil and gas operations contain a high degree of risk, and we may not be fully insured against all risks we face in our business.

Oil and gas exploration and production is uncertain and involves a high degree of risk and hazards. Our operations may be disrupted by risks and hazards that are beyond our control and that are common among oil and gas companies, including environmental hazards, blowouts, industrial accidents, occupational safety and health hazards, technical failures, labor disputes, nationwide or regional social protests or blockades, unusual or unexpected geological formations, flooding, earthquakes and extended interruptions due to weather conditions, explosions and other accidents.

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

●	shortages of equipment, materials and labor;
●	fluctuations in the prices of construction materials;
●	delays in delivery of equipment and materials;
●	labor disputes;
●	political events;
●	title problems;
●	obtaining easements and rights of way;
●	blockades or embargoes;
●	litigation;
●	compliance with governmental laws and regulations, including environmental, health and safety laws and regulations;
●	adverse weather conditions;
●	unanticipated increases in costs;
●	natural disasters;
●	epidemics or pandemics;
●	accidents;
●	transportation;
●	unforeseen engineering and drilling complications;
●	delays during prior consultation processes;
●	delays attributable to the operator of the project;
●	environmental or geological uncertainties; and
●	other unforeseen circumstances.

Any of these events or other unanticipated events could give rise to delays in development and completion of our projects and cost overruns.

For example, during 2023:

●	the Indico 6 and Indico 7 wells, which were drilled in the CPO-5 Block in late 2022, were shut-in from January to September 2023, following the ANH’s request that the operator suspend production until certain required surface facilities were completed;
●	the environmental licensing processes in Putumayo (Colombia) were affected between April and November 2023, by the suspension of the public hearings due to lack of adequate security conditions, which affected the start of operations in the PUT-8 Block and caused delays in the planned drilling campaign; and
●	the drilling and completion costs for the Tigana Norte 50 and Tigui 74 wells in our Llanos 34 Block in Colombia included delays and overruns of US$0.4 million and US$ 0.6 million, respectively, caused by local community blockades.

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

Our oil and gas reserves estimate in Colombia, Ecuador, Brazil and Chile as of December 31, 2023, is based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Reports is based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

In Colombia, producers of crude oil have historically suffered from trucking transportation logistics issues and limited pipeline and storage capacity, which cause delays in delivery and transfer of title of crude oil. To reduce this exposure, we and our partner in the Llanos 34 Block have constructed a flowline to evacuate crude oil from the Jacana field, reducing transportation costs, blockade risks and supporting our sustainable performance by reducing carbon emissions. Throughout 2023, we were impacted by repeated strikes carried out by communities requesting attention to their needs through the obstruction of routes we typically use for the evacuation of crude oil through tanker trucks. While we have been able to continue to evacuate our production through evacuation alternatives such as the Oleoducto del Casanare Pipeline (“ODCA”) pipeline, without significantly affecting the production of our fields, if both transportation alternatives are simultaneously affected and we are unable to evacuate our production, our access to the markets may be hindered and this could cause a material adverse effect on our business, financial condition and results of operation.

In the case of our Putumayo Basin production, we have also reduced our exposure to trucking issues by implementing the use of flowlines alongside trucking to gather our production at the Platanillo Block and transport it via the Oleoducto Binacional Amerisur (“OBA”) pipeline that connects us to the Ecuador pipeline system.

Trucking transportation was part of our crude delivery strategy during 2023 and will continue to be part of our strategy in the future. Although we were able to enable alternative delivery points and transport oil by trucks, avoiding any significant negative impact in our production during this period, we cannot assure we would be able to do so in the future.

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

In Colombia, although we have agreements with many landowners and ongoing negotiations with others, the economic expectations of landowners have generally increased concomitant with direct negotiations, which may result in delayed access to existing or future sites. Additionally, local communities and other stakeholders in the territory, such as workers' associations, trade unions and unions for activities related to the industry, are leading demands to the operators, beyond what is legally established, sometimes exerting pressures under de facto means or blockades to operational activities. Although oil and gas companies are managing these situations and stakeholder expectations in the territory, it ultimately becomes necessary to establish agreements for the viability of the operations, which on occasions translates into higher execution costs. Additionally, there are demands for improvements of transport infrastructure and the addressing of unsatisfied basic needs that have been historically ignored by the authorities and the fulfillment of such demands may be redirected towards the oil and gas companies.

In Putumayo (Colombia), where we have operating sites, there is presence of illegal groups which may pressure farmers to oppose the control and eradication of illicit crops, and instrumentalize the oil and gas industry with blockades, seeking to draw the attention of the national government and prevent the eradication of these crops.

As part of its international commitments, the Colombian government may seek to enhance the participatory phases of hydrocarbon projects, which could broaden the parameters of community participation and access to information and ultimately affect project timelines. Furthermore, local communities’ expectations may increase because of several reforms the government has announced. If the government reforms do not meet the communities’ expectations, the pressure to reform may shift to the oil and gas industry.

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

In addition, community and indigenous protests and blockades may arise near our operations, which could adversely affect our business, financial condition or results of operations.

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

Under the terms of some of our various E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

To protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within periods specified in our various special operation contracts (E&P contracts, production sharing agreements and concession agreements), our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish them. The costs to maintain or operate the E&P contracts, production sharing agreements and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, in 2023, we transferred commitments from certain blocks to others and asked for termination of certain E&P contracts. See “Item 4. Information on the Company—B. Business Overview—Our operations—Operations in Colombia.”

Historically, a significant amount of our reserves or production have been derived from our operations in certain blocks, including various blocks in the Llanos and Putumayo Basins in Colombia, the Espejo and Perico Blocks in the Oriente Basin in Ecuador, the BCAM-40 Concession in the Camamu-Almada Basin in Brazil and the Fell Block in the Magallanes Basin in Chile.

For the year ended December 31, 2023, the different blocks in the Llanos Basin contained 85.1% of our net proved reserves and generated 84.2% of our production, the Platanillo Block in the Putumayo Basin contained 4.8% of our net proved reserves and generated 5.8% of our production, the Espejo and Perico Blocks in the Oriente Basin contained 3.5% of our net proved reserves and generated 2.5% of our production, the BCAM-40 Concession in the Camamu-Almada Basin contained 2.3% of our net proved reserves and generated 2.8% of our production and the Fell Block in the Magallanes Basin contained 4.4% of our net proved reserves and generated 4.7% of our total production. While our continuing expansion with new exploratory blocks incorporated in our portfolio and the recent divestment of our operations in Chile mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment, or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition, and results of operations.

Our contracts in obtaining rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

Under certain E&P contracts, production sharing contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our E&P contracts, production sharing contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2023, the aggregate outstanding amount of this potential liability for guarantees was US$70.7 million, mainly related to capital commitments in the Llanos 34, Platanillo, Llanos 87, PUT-8, Llanos 86, and Llanos 104 Blocks in Colombia, the Espejo and Perico Blocks in Ecuador, and the Campanario Block in Chile. See “Item 4. Information on the Company—B. Business Overview—Our operations” and Note 33.2 to our Consolidated Financial Statements.

Additionally, certain E&P contracts, production sharing contracts and concession agreements to which we are or may in the future become a party are subject to set expiration dates. Although we may want to extend some of these contracts beyond their original expiration dates, there is no assurance that we can do so on terms that are acceptable to us or at all, although some of these agreements contain provisions enabling exploration extensions.

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

Early termination or nonrenewal of any E&P contract, production sharing agreements or concession agreement could have a material adverse effect on our business, financial situation, or results of operations.

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

We are not the operator or sole owner of all the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia”, “—Operations in Ecuador”, “—Operations in Brazil” and “—Operations in Argentina”. Therefore, certain decisions are not under our sole discretion and need to be agreed to with our partners. Accordingly, our decision-making capabilities may be limited to the extent our partner operators or owners have any limitations with respect to any proposed action or plan.

In addition, the terms of the joint operations agreements or association agreements governing our other partners’ interests in almost all of the blocks that are not wholly owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks in Colombia, Ecuador and Brazil. Our dependence on our partners could prevent us from achieving our target returns for those discoveries or prospects.

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

For instance, we are not the operator of the CPO-5 Block, and do not control the execution of the development schedule. Any delays in the execution schedule of the CPO-5 Block could have a material adverse effect in our financial condition and results of operation. For example, the Indico 6 and Indico 7 wells, which were drilled in the CPO-5 Block in late 2022, were shut-in from January to September 2023, following the ANH’s request that the operator suspend production until certain required surface facilities were completed.

Acquisitions that we have completed, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate and/or identify, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions in which we do not currently operate. The successful acquisition and integration of producing properties requires an assessment of several factors, including recoverable reserves, future oil and natural gas prices, development and operating costs, and potential environmental and other liabilities.

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

Future acquisitions financed with our own cash could deplete the cash and working capital available to adequately fund our operations and return value to shareholders. We may also finance future transactions through debt financing, oil prepayment agreements, the issuance of our equity securities, existing cash, cash equivalents or investments, or a combination of the foregoing. Acquisitions financed with the issuance of our equity securities could be dilutive, which could affect the market price of our stock. Acquisitions financed with debt could require us to dedicate a substantial portion of our cash flow to principal and interest payments and could subject us to restrictive covenants.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2023, we have based the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as actual prices we receive for oil and natural gas, actual cost of development and production expenditures, the amount and timing of actual production, and changes in governmental regulations and taxation.

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

As of December 31, 2023, 73% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

Our operations are subject to potential operating hazards, extreme weather conditions and risks inherent to drilling activities, seismic registration, exploration, production, development and transportation and storage of crude oil, such as explosions, fires, car and truck accidents, floods, labor disputes, social unrest, community protests or blockades, guerilla attacks, security breaches, pipeline ruptures and spills and mechanical failure of equipment at our or third-party facilities. Any of these events could have a material adverse effect on our exploration and production operations or disrupt transportation or other process-related services provided by our third-party contractors. For example, during 2023, we incurred in higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

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

The Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean, also known as the Escazú Agreement, is an international human rights treaty that was signed by all the countries in which we operate and has been ratified by all, except for Brazil, where pressure has been growing for the government to ratify. We expect the countries where the agreement has been ratified will proceed to regulate the agreement and such regulations may include additional processes on participation and information, which could directly affect our operations as it could require additional processes that take time. Nonetheless, current Colombian processes require minor adjustments to comply with Escazú Agreement with regards to private involvement and we have extensive experience on such processes. The agreement also increases the protection of human rights and environmental activists, protection which we believe is much required in the countries where we operate and is aligned with our commitment to human rights.

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

We have contracted with and intend to continue to hire third parties to perform services related to our operations. We could be held liable for some or all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our block partners, third-party contractors, predecessors, or other operators. To the extent we do not address these costs and liabilities or if we do not otherwise satisfy our obligations, our operations could be suspended, terminated, or otherwise adversely affected. Although we screen our contractors regarding their compliance on several issues, there is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. During 2023, we approved and adopted a Supplier Code of Conduct under which we define the minimum obligations and behaviors expected from our contractors and suppliers, aiming to address the risk.

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

We have set a target to reduce operational Scope 1 and 2 GHG emissions by 35-40 percent by year-end 2025 and by 40-60 percent by year-end 2030 from a 2020 baseline. We also have a long-term ambition to achieve net zero Scope 1 and 2 GHG emissions from operations by 2050. Our ability to meet these targets is subject to numerous risks and uncertainties and actions taken in implementing such targets and ambition may also expose us to certain additional and/or heightened financial and operational risks, which is also dependent on how we grow. Furthermore, the long-term ambition of reaching net zero emissions by 2050 is inherently less certain due to the longer timeframe and certain factors outside of our control, including the commercial application of future technologies that may be necessary to achieve this long-term ambition. A reduction in GHG emissions relies on, among other things, the ability to develop, access and implement commercially viable and scalable emission reduction strategies and related technology and products, as well as our ability to participate in projects that capture carbon and reduce our footprint. If we are unable to implement these strategies and technologies as planned without negatively impacting expected operations or cost structures, or such strategies or technologies do not perform as expected, we may be unable to meet the 2025 and 2030 GHG reduction targets or the 2050 net zero emissions ambition on the current timelines, or at all.

In addition, achieving the 2025 and 2030 GHG reduction targets and the 2050 net zero ambition relies on a stable regulatory framework and will require capital expenditures and resources, with the potential that actual costs may differ from the original estimates and the differences may be material. Furthermore, the cost of investing in emissions-reduction technologies, and the resultant change in the deployment of resources and focus, could have a negative impact on future operating and financial results, or could result in a differentiator for the company and our products.

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

As a result of these concerns, some institutional, retail, and public investors have announced that they no longer are willing to fund or invest in oil and gas properties or companies or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Although we have in place strong and robust social, environmental and governance practices, developing and implementing even broader policies and practices can involve significant costs and require a significant time commitment from our Board, management and employees. Failing to implement the policies and practices as requested by institutional investors may result in such investors reducing their investment in our Company or not investing in our Company at all.

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

Hydraulic fracturing of unconventional oil and gas resources is a process that involves injecting water, sand, and small volumes of chemicals into the wellbore to fracture the hydrocarbon-bearing rock thousands of feet below the surface to facilitate a higher flow of hydrocarbons into the wellbore. We may eventually contemplate, after obtaining due environmental approvals, such use of hydraulic fracturing in the production of oil and natural gas from certain reservoirs. Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.

In Colombia, during the second half of 2022, the Council of State (the highest administrative court) issued a decision by which it denied the claims that were seeking nullity of the regulation for “non-conventional hydrocarbons”. Therefore, the regulation for unconventional oil and gas resources in Colombia is in force and with full effects. However, the government is seeking to prohibit fracking techniques in Colombia and, during the second half of 2022, a bill of law to forbid fracking and exploitation of unconventional hydrocarbons was filed in Congress. The bill of law is pending two debates in one of the chambers of Congress (house of representatives) and it is highly probable that the project is approved and sanctioned as a law.

We currently are not aware of any proposals in Ecuador, Brazil or Chile to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2023, we had US$501.0 million outstanding amount of indebtedness on a consolidated basis, consisting of our Notes due 2027.

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

The indenture governing our Notes due 2027 includes covenants restricting dividend payments and other shareholder distributions. For a description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

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

Our business could be negatively impacted by cybersecurity threats and related disruptions.

We rely on information technology systems, including systems which are managed or provided by third-party providers, to conduct our business and support our exploration, development, and production activities. We increasingly depend on digital technologies, such as applications, a cloud environment, mobile platforms, computers, and telecommunications systems. We collect, use, transmit, store, and otherwise process data using information technology systems, including systems owned and maintained by us or our third-party providers. These data include confidential information and intellectual property belonging to us or our customers or other business partners.

All information technology systems are subject to disruptions, outages, failures, and security breaches or incidents. A breach or failure of our digital infrastructure, control systems, or cyber defenses, or those of our third-party providers, as a result of negligence, intentional misconduct, or otherwise, could seriously disrupt our operations. We and our third-party providers have experienced, and expect to continue to experience, cybersecurity attacks. Cybersecurity attacks may range from employee or contractor error or misuse or unauthorized use of information technology systems or confidential information, to individual attempts to gain unauthorized access to these information systems, to sophisticated cybersecurity attacks, known as advanced persistent threats, any of which may target us directly or indirectly through our third-party providers. Despite employee training and other measures to mitigate vulnerabilities, our employees have been and will continue to be targeted by parties using fraudulent “spam”, “scam”, “phishing” and “spoofing” emails to misappropriate information or to introduce viruses or other malware programs to our technology environment. Cybersecurity attacks are increasing in number worldwide, and the attackers are increasingly organized and well-financed, or at times supported by state actors. Our industry is subject to fast-evolving risks from cyber-threat actors, including states, criminals, terrorists, hacktivists, and insiders. To the extent artificial intelligence capabilities improve and are increasingly adopted, they may be used to identify vulnerabilities and craft increasingly sophisticated cybersecurity attacks. Vulnerabilities may be introduced from the use of artificial intelligence by us, our customers, suppliers and other business partners and third-party providers.

We continuously devote significant resources to network security, data loss prevention, and other measures to protect our systems and data from unauthorized access or misuse, and we may be required to expend greater resources in the future, especially in the face of evolving and increasingly sophisticated cybersecurity threats and laws, regulations, and other actual and asserted obligations to which we are or may become subject relating to privacy, data protection, and cybersecurity.

We may be unable to anticipate, prevent, or remediate future attacks, vulnerabilities, breaches, or incidents, and in some instances, we may be unaware of vulnerabilities or cybersecurity breaches or incidents or their magnitude and effects, particularly as attackers are becoming increasingly able to circumvent controls and remove forensic evidence. Cybersecurity incidents may result in business disruption; delay in the development and delivery of our products; disruption of our production processes, internal communications, interactions with customers and suppliers and processing and reporting financial results; the theft or misappropriation of intellectual property; corruption, loss of, or inability to access (e.g., through ransomware or denial of service) confidential information, trade secrets, proprietary information, personal information, and other critical data (i.e., that of our company and our third-party providers and customers); reputational damage; private claims, demands, and litigation or regulatory investigations, enforcement actions, or other proceedings related to contractual or regulatory privacy, cybersecurity, data protection, or other confidentiality obligations; diminution in the value of our investment in research, development and engineering; and increased costs associated with the implementation of cybersecurity measures to detect, deter, protect against, and recover from such incidents. Furthermore, the need for rapid detection of attempts to gain unauthorized access to our digital infrastructure, often through the use of sophisticated and coordinated means, presents a challenge we must face and any delay or failure to detect cyber incidents could compound potential harms. This could result in significant and compounding losses due to the cost of remediation and reputational consequences.

Our efforts to comply with, and changes to, laws, regulations, and contractual and other actual and asserted obligations concerning privacy, cybersecurity, and data protection, including developing restrictions on cross-border data transfer and data localization, could result in significant expense, and any actual or alleged failure to comply could result in inquiries, investigations, and other proceedings against us by regulatory authorities or other third parties. Customers and third-party providers increasingly demand rigorous contractual provisions regarding privacy, cybersecurity, data protection, confidentiality, and intellectual property, which may increase our overall compliance burden. With respect to certain potential incidents, such as a cyber-attack or data breach, we are covered under a cybersecurity insurance. However, no assurances can be made as to whether the insurance policy is sufficient in coverage or amount to cover all our potential liability.

The COVID-19 pandemic adversely impacted our business, financial condition, and results of our operations, the global economy, and the demand for and prices of oil and natural gas. The uncertainty of the impact an endemic or pandemic disease may have makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

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

As of the date of this annual report, we believe we have implemented adequate operational measures (such as remote working procedures) to avoid or minimize major disruptions to our business. However, our operations rely on our workforce being able to access our wells, structures and facilities located upon or used in connection with our oil and gas blocks. The uncertainty of the impact that an endemic or pandemic disease may have makes it impossible for us to identify all potential risks related to an endemic or pandemic disease and we cannot assure if, and to what extent, our business, financial condition, cash flows or results of operations may be adversely impacted by any potential resurgence or outbreak of the COVID-19 pandemic, or any other regional or global outbreaks related to any other endemic or pandemic disease.

The COVID-19 pandemic and its unprecedented consequences amplified, and may continue to amplify, the other risks identified in this annual report.

We operate in an industry with climate related risks.

The oil and gas industry, where we operate, is particularly exposed to risks arising from climate change and the energy transition, such as volatility of products prices, possible new regulations that may restrict our operations, and an increase in extreme weather events that affect our ability to operate.

Moreover, our main assets are in countries like Colombia and Ecuador, where the risks related to the occurrence of natural hazards such as floods, landslides and droughts are high and expected to increase in the following years. For example, during 2023, we incurred in higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

We operate in areas of significant biodiversity value.

Some of our operations are in or adjacent to areas with significant biodiversity value, some of which are being considered for designation as conservation or protected areas. This could require modifications to our plans in order to adapt our projects to the environmental conditions and the allowed use of the land, which may increase viability costs and delay our timelines. We carry out detailed due diligence processes to mitigate the potential impacts derived from this risk, but there are factors outside of our control, such as local politics and political decisions.

We operate in areas that have historical and current ties to indigenous peoples.

We operate in highly culturally diverse areas, which brings us and our operations in close contact with different indigenous groups. This means we may need to carry out prior consultation processes aligned with local regulations. Such processes may cause delays in planned activities, thereby affecting our operations and may lead to claims from indigenous peoples, including those who have not been certified by the competent authorities, claims of alleged violations of human rights and may encourage requests for expansion of territories and precautionary measures to protect the rights of indigenous peoples, among others.

During 2022 and 2023, as part of our exploration projects and based on certifications of the origin of prior consultation issued by the directorate of the national authority for prior consultation of the Ministry of the Interior, we have made advancements in the development of consultation processes in the department of Meta with the Resguardo, Turpial and La Victoria communities for the Golondrina development area project in the Llanos 86 and Llanos 104 Blocks. The agreements that resulted from the prior consultation process were documented and protocolized in August 2023. The prior consultation processes for the seismic acquisition program in those blocks is currently in the follow-up stage. In 2023, we made progress towards closing the prior consultation processes for the 2D and 3D seismic acquisition program in the Coati Block with indigenous communities from Santa Rosa del Guamuez, Yarinal, San Marcelino, Campo Alegre del Afilador and Parcialidad Nueva Palestina in the department of Putumayo.

Exploration blocks in the Putumayo area carry significant costs related to biodiversity management and reputational risk due to overlapping claims of rightful ownership.

Costs related to mitigation and offset measures to protect the habitat could be greater than currently anticipated due to the sensitivity of the biodiversity and the legal requirements imposed by the environmental authority. Nevertheless, we design our exploration and production projects while considering the conditions of the environment and avoiding any disruption to natural forest coverage and ecosystems connectivity.

Several of the oil and gas development and exploration blocks in the Putumayo area in Colombia overlap with indigenous territories that are either formalized or are being considered for formal titling of tribal lands under the Colombian land restitution law.

We have identified a material weakness in our internal control related to ineffective information technology general controls which could, if not remediated, result in material misstatements in our financial statements.

In connection with the preparation of our financial statements as of December 31, 2023, we concluded there is a material weakness in our internal control related to ineffective information technology general controls (ITGCs). Notwithstanding, we have also concluded that the material weakness did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results. To remediate our material weakness, we have been implementing and will continue to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses or significant deficiencies in our internal control over financial reporting are discovered or occur in the future, our financial statements may contain material misstatements and we could be required to restate our financial results.

For further details on controls and remedial actions, see "Item 15. Controls and Procedures."

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

The Economic Commission for Latin America and the Caribbean (ECLAC) has forecasted a regional growth of 1.9% in 2024, after a 2.2% growth in 2023, indicating that the region would stay on a path of low growth, which means job creation would decelerate and informality and gender gaps would persist, among other effects. These projections reflect, in part, low dynamism in economic growth and global trade, which translates into a limited impetus from the global economy. Although inflation has declined, the interest rates of the main developed economies have not, which means that financing costs have remained at high levels throughout the year, and they are expected to stay that way in coming years. Furthermore, this low growth is also attributable to the limited domestic space for fiscal and monetary policy faced by the region’s countries. In this regard, it is emphasized that while public debt levels have declined, they remain high, and this, coupled with the increase in financing costs, restricts fiscal space. In the monetary arena, inflation continues to decline in the region, but monetary policy still has a restrictive bias, due to the effects that rate cuts could have on capital flows and the exchange rate, given that high interest rates are still in effect in developed countries.

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

The main economic risks we face and may face in the future because of our operations in the countries in which we operate include the following:

●	difficulties incorporating movements in international prices of crude oil and exchange rates into domestic prices;
●	the possibility that a deterioration in Colombia’s, Ecuador’s and Brazil’s relations with multilateral credit institutions, such as the International Monetary Fund, will impact negatively on capital controls, and result in a deterioration of the business climate;
●	inflation, exchange rate movements (including devaluations), exchange control policies (including restrictions on remittance of dividends), price instability and fluctuations in interest rates;
●	liquidity of domestic capital and lending markets;
●	tax policies; and
●	the possibility that we may become subject to restrictions on repatriation of earnings from the countries in which we operate in the future.

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

Some countries where we operate have experienced, and may continue to experience, political instability, and losses caused by these disruptions may not be covered by insurance. During 2022, Colombia and Ecuador experienced social and political turmoil, including riots, nationwide protests, strikes and street demonstrations against their governments which led to acts of violence and social and political tensions. Future protests could adversely and materially affect the Colombian and Ecuadorian economies and our businesses in those countries. Consequently, our exploration, development and production activities may be substantially affected by factors which could have a material adverse effect on our results of operations and financial condition. We cannot guarantee that current programs and policies that apply to the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, in 2022, the Colombian government enacted a tax reform that materially affected the oil producing companies. See Note 16 to our Consolidated Financial Statements.

Changes in any of these laws or policies or the implementation thereof, and uncertainty over potential changes in policy or regulations affecting any of the factors mentioned above or other factors in the future may increase the volatility of domestic securities markets and securities issued abroad by companies operating in these countries, which could materially and adversely affect our financial position, results of operations and cash flows. Furthermore, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of such dispute. Changes in tax laws may result in increases in our tax payments, which could materially adversely affect our profitability, restrict our ability to do business in our existing and target markets and cause our results of operations to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increase in taxes applicable to us and to our operations.

We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, Petroecuador and Petrobras. For instance, our Brazilian operations in BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati Field, one of the largest non-associated gas fields in Brazil. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Ecuador and Brazil operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Ecuadorian and Brazilian law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we are the operator of the majority of the blocks and concessions in which we have a working and/or economic interest and generally have the power to make decisions as how to market the hydrocarbons we produce, the Colombian, Ecuadorian and Brazilian governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

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

The Colombian, Ecuadorian and Brazilian hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, export and import restrictions, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 33.1 to our Consolidated Financial Statements.

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

The ELN has targeted crude oil pipelines in Colombia, including the Caño Limón-Coveñas pipeline, and other related infrastructure, disrupting the activities of certain oil and natural gas companies and resulting in unscheduled shutdowns of transportation systems. These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on our business, which may affect our employees or assets.

The FARC has also historically attacked oil and gas infrastructure, bombing pipelines or attacking transport carrying oil and forcing drivers to spill it in Putumayo and our area of operations. For instance, in 2015, the content of 5 trucks of

Amerisur were spilled close to Puerto Asis, Putumayo. In 2023, the environmental licensing processes in Putumayo were affected as a result of the suspension of public hearings due to lack of adequate security conditions.

Our operations are subject to security and human rights risks.

Our operations can be affected by security related issues that may cause a halt or delay in production and exploration. The nature and magnitude of the risk may differ according to the area where operations are carried out. For example, our operations in Casanare and Meta may be affected by civil disturbances, including blockades. In Putumayo, the primary risk is the presence of illegal armed groups which control drug production and trafficking, and this situation can increase the perception of security risks, though the exact level of security risk depends on, among other factors, the location of the blocks and the time of crop production. Consequently, we develop security risk assessments on a yearly basis and constantly monitor specific security related issues. Moreover, since June 2022, we have strengthened our human rights and security risk management processes with our security contractors. As of December 2023, all our security contractors underwent training in security, human rights, and the voluntary principles (as determined by the United Nations Voluntary Principles on Security and Human Rights initiative).

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

As of December 31, 2023, we maintained 95% of our cash and cash equivalents in banks ranked within investment grade category.

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

We are committed to return value to our shareholders. From 2018 to 2023, we distributed US$156.4 million to shareholders through share buybacks and US$68.5 million in cash dividends. However, our availability to continue making distributions to shareholders in the future will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. For example, from April to November 2020, we temporarily suspended our quarterly cash dividends and share buybacks due to the sharp decline in oil prices as a result of the COVID-19 pandemic.

Furthermore, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common shares and make other payments. Under the Companies Act, 1981 (as amended) of Bermuda (the “Companies Act”), we may not declare or pay a dividend or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due; or (ii) that the realizable value of our assets would thereby be less than our liabilities. We are also subject to contractual restrictions under certain of our indebtedness. “Contributed surplus” is defined for purposes of section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 55,327,520 common shares were outstanding as of December 31, 2023. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

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

Certain members of our board of directors and our executive officers held 17.9% of our outstanding common shares as of March 19, 2024, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

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

We are incorporated as an exempted company under the laws of Bermuda and our assets are substantially located in Colombia, Ecuador and Brazil. In addition, several of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and development of the company

General

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2006. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive office is located at Street 94 N° 11-30, 8th floor, Bogotá, Colombia, telephone number +57 1 743 2337.

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

Our Company

We are a leading independent oil and natural gas exploration and production (“E&P”) company with operations in Latin America. We currently operate in Colombia, Ecuador and Brazil. We are focused on Latin America because we believe it is one of the richest and most underexplored hydrocarbon regions globally, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

We produced a net average of 36.6 mboepd during the year ended December 31, 2023, of which 90.0%, 2.5%, 2.8% and 4.7% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 92.9% was oil. As of December 31, 2023, according to the ANH, we were ranked as the second largest oil operator in Colombia, where we made the largest new oil field discovery in the last 20 years.

A clear set of priorities and key values have driven our Company through a two-decade track record of growth, sustainability performance and strong value delivery. Furthermore, our internal value system called Safety, Prosperity, Employees, Environment and Community Development (“SPEED”), which has been part of the Company’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

Meeting the energy needs of a growing population while contributing to the energy transition requires us to conduct best-in-class oil and gas exploration and operation, to manage our assets in the most ethical and sustainable way, and to continue creating long-term value for our shareholders and all our stakeholders.

Our business model

Our updated business model can be summarized in four simple words and one unifying idea: “We Make Assets Better”. This principle is underscored by our track record of adapting to change, expanding our capabilities, and continuously enhancing our asset portfolio. The model contains three comprises three interlocking elements:

●	We deliver more energy by focusing on finding and producing energy as well as in effectively taking it to the market. This means we have a strong focus on results and to that end, our business model requires the right people, the right assets, and the right execution.
●	We invest with the goal of returning value to all our stakeholders. That means we follow a disciplined capital allocation targeting the highest value projects, while responsibly taking on and managing risk.
●	We create and share prosperity with everyone from our employees to governments and local communities. “Creating Value and Giving Back” is a central tenet of our Company and bringing prosperity to people while looking after the environment will always be one of our top priorities, all while maintaining the highest standards of ethics and governance.

At the center of our company and our updated business model is our culture of agility, adaptability, and trust, and we have a horizontal structure where all our employees have autonomy, ownership, and a key role to play. Our culture is our binding force, and we need to protect and nurture it if we are to excel at the three interlocking elements described above.

History

We were founded in 2002. We are a leading independent oil and natural gas exploration and production (“E&P”), company with operations in Latin America. During 2023, we had operations in Colombia, Ecuador, Brazil and Chile, and as of January 2024, we have divested the entirety of our business in Chile as further described below.

Our History can be summarized by our growth in each country and our performance in the capital markets:

Colombia

In the first quarter of 2012, we entered into Colombia by acquiring three privately held E&P companies, that were later merged into GeoPark Colombia S.A.S. These acquisitions provided us with an attractive platform of reserves and resources in Colombia, including a 45% operated working interest in the Llanos 34 Block.

During 2019, jointly with Ecopetrol/Hocol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block, and we also executed an agreement to assume a 50% non-operated working interest in the Llanos 94 Block.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development, and exploration blocks in Colombia, distributed as follows: twelve operated blocks in the Putumayo basin (including the producing Platanillo Block) and one non-operated block in the Llanos basin (the producing CPO-5 Block), and a cross-border oil pipeline from Colombia to Ecuador.

In 2023, we drilled and put into production five oil exploration wells in the Llanos 87 and Llanos 123 Blocks.

Ecuador

On May 22, 2019, we signed participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador. In 2022, we recorded our first oil sales in Ecuador due to the successful exploration campaign in the Perico Block, which continued during 2023, and we also acquired 60 sq km of 3D seismic and drilled our first exploration well in the Espejo Block.

Brazil

Since 2013, we have participated in several Bid Rounds promoted by the Brazilian ANP. In 2014, we acquired a 10% non-operated working interest in the BCAM-40 Concession, which included an interest in the Manati Gas Field operated by Petrobras.

Chile

In 2006, after demonstrating our technical expertise and committing to an exploration and development plan, we obtained a 100% operating working interest in the Fell Block from the Republic of Chile. Then, in 2011, ENAP awarded us operating working interests in each of the Isla Norte, Flamenco and Campanario Blocks. In December 2023, we entered into an agreement to sell our Chilean subsidiaries which comprised the entirety of our business in the country. The divestment transaction closed in January 2024 and, as part of the transaction, we have retained certain rights over unconventional activities that would be carried out in the Fell Block over the current operating contract in the future.

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

Between 2005 and 2023, we raised approximately US$200 million in equity offerings at the holding company level and nearly US$1.5 billion through debt arrangements with multilateral agencies such as the IFC, gas prepayment facilities, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. The reopening was priced above par at 101.875%, representing a yield to maturity of 5.117%. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U. Final maturity will be January 17, 2027.

On June 17, 2022, we received requisite consents from holders of the Notes due 2027 for certain amendments to the indenture governing the Notes due 2027. The amendments addressed the impact of adverse market conditions and related drop in the price of crude oil during 2020 on our results, which in turn negatively impacted the restricted payments builder basket, and increased and reset the general restricted payments basket in the indenture to provide us additional restricted payments capacity, giving us additional financial flexibility. Consequently, on June 27, 2022, we paid a consent fee equal to $10.00 per $1,000 to holders of the Notes due 2027 that delivered their consents for the abovementioned amendments to the indenture governing the Notes due 2027.

From April 2021 to September 2022, we repurchased and cancelled our US$425.0 million aggregate principal amount of 6.5% senior secured notes due 2024 (the “Notes due 2024”). In April 2021, we executed a tender to purchase US$255.0 million of the Notes due 2024, funded with a combination of cash in hand and the abovementioned reopening of the Notes due 2027. From March to September 2022, we repurchased and cancelled the remaining amount of the Notes due 2024 for a nominal amount of US$ 170.0 million.

Following the abovementioned transactions, we reduced our total indebtedness nominal amount by US$275.0 million by using the cash generated from our operations and improved our financial profile by extending our debt maturities.

On August 3, 2023, we signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. which provides us with access to up to US$80 million, with an availability period until November 3, 2024, and final maturity on August 3, 2025. As of the date of this annual report, we have not withdrawn any amount under this credit facility.

B.    Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. We continually evaluate the potential acquisition of strategic assets that will allow us to continue growing our business in line with our recent operating and financial successes. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Ecuador, Brazil, Chile and Argentina.

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2023. For information on our working interests in each of these blocks, see “—Our assets” below.

Colombia
Abanico
Coatí
CPO-4-1
CPO-5
Llanos 32
Llanos 34
Llanos 86
Llanos 87
Llanos 94(2)
Llanos 104
Llanos 123
Llanos 124
Mecaya
Platanillo
PUT-8
PUT-9
PUT-14(1)
PUT-36
Tacacho (1)
Terecay (1)
Ecuador
Espejo
Perico
Brazil
BCAM-40 Manatí
POT-T-785
REC-T-58
REC-T-67
REC-T-77
POT-T-834
Argentina
Puelen(1)
Los Parlamentos(2)
Chile
Fell(3)
Isla Norte(3)
Campanario(3)
Flamenco(3)
Llanos 87
Llanos 124
Llanos 32
Llanos 34
Llanos 123
Llanos 104
Abanico
CPO-4-1
Llanos 94(2)
CPO-5
Llanos 86
PUT36
Mecaya
Terecay(1)
PUT9
Tacacho(1)
Coati
PUT14(1)
PUT8
Platanillo
Perico
Espejo

(1)	In process of relinquishment. See “—Our operations—Operations in Colombia” and “—Our operations—Operations in Argentina.”
(2)	In process of transferring our working interest in the block to the partner. See “—Our operations—Operations in Colombia” and “—Our operations—Operations in Argentina.”
(3)	Divested in January 2024. See “—Our operations—Operations in Chile.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2023.

	For the year ended December 31, 2023
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	59.3	1.1	59.5	99.7%	702,401	92.8%
Ecuador	2.3	—	2.3	100.0%	19,097	2.5%
Brazil	0.0	8.9	1.5	1.9%	14,019	1.9%
Chile(1)	1.1	10.8	2.9	37.9%	15,644	2.1%
Other	—	—	—		5,464	0.7%
Total	62.8	20.8	66.2	94.8%	756,625	100.0%

(1)	Divested in January 2024. See “—Our operations—Operations in Chile.”

The following table sets forth our average net production during the last five years, as measured by boepd.

	For the year ended December 31,
	2023	2022	2021	2020	2019
Average net production (mboepd)	36.6	38.6	37.6	40.2	40.0
% oil	93%	91%	86%	87%	86%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2023.

	Average daily production
	For the year ended December 31, 2023
	Colombia	Ecuador	Brazil	Chile(1)	Total
Oil production
Total crude oil production (bopd)	32,795	926	16	221	33,958
Natural gas production
Total natural gas production (mcf/day)	573	—	6,065	8,993	15,631
Oil and natural gas production
Total oil and natural gas production (mboepd)	32,890	926	1,027	1,720	36,563

(1)	Divested in January 2024. See “—Our operations—Operations in Chile.”

Our assets

We have a portfolio of assets that includes working and/or economic interests in 34 hydrocarbon blocks, 33 of which are onshore blocks, including 10 in production as of December 31, 2023, and provides the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to more than 4.7 million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2023, the blocks in Colombia, Ecuador, Brazil and Chile in which we have a working interest had 66.2 mmboe of net proved reserves, with 89.9%, 3.5%, 2.3% and 4.4% of such net proved reserves located in Colombia, Ecuador, Brazil and Chile, respectively.

We produced a net average of 36.6 mboepd during the year ended December 31, 2023, of which 90.0%, 2.5%, 2.8% and 4.7%, were in Colombia, Ecuador, Brazil and Chile, respectively, and of which 92.9% was oil.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions. For further information on our organic growth and acquisitions in each country, see “—A. History and Development of the Company—History” and “—Our operations.”

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

For example, in Colombia, we acquired Amerisur in 2020 to pursue a risk-balanced approach: one block had mainly proven production and reserves to provide us with a steady cash flow base, and the remaining blocks had highly prospective exploration licenses.

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “—Our operations.”

Platform and Funding

We are focused on continued growth utilizing a disciplined capital structure and a conservative financial philosophy. Due to the volatile nature of commodity prices, expenditure discipline and a focus on disciplined capital structure are critical to our business. Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. Under this methodology, we rank all of the projects based on economic, technical, environmental, social and corporate governance and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in the projects that can, in turn, improve their ranking. Finally, once the production and reserve growth targets are defined, we agree on the amount of capital to be invested and allocates that capital to the highest value-adding projects. As an example, for the 2024 capital allocation process, over 307 projects were selected which comprise our 2024 work program, under the base capital program. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

We have historically benefited from access to debt and equity capital markets and cash flows from operations, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities. For further information on our funding through debt and equity capital markets, see “Item 4. Information on the Company—A. History and Development of the Company—Funding.”

We generated US$300.9 million and US$467.5 million in cash from operations in the years ended December 31, 2023 and 2022, respectively, and had US$133.0 million and US$128.8 million of cash and cash equivalents as of December 31, 2023 and 2022, respectively.

As of December 31, 2023, we had US$501.0 million of total outstanding indebtedness which is scheduled to mature in January 2027.

Strong cash flow

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2023, cash flows from operating activities were US$300.9 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures and shareholders return.

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

Our cash flow generation is complemented by our financial hedging program. Since October 2016, we have entered into derivative financial instruments to partially manage our exposure to oil price risk. The purpose of our hedging strategy is to establish minimum oil prices to secure a stable cash flow and the execution of our work program. For more information regarding our financial hedging program please see Note 8 to our Consolidated Financial Statements.

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

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become the second largest operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV-10 of US$823 million as of December 31, 2023. Our enhanced regional portfolio, including investment-grade countries and strong partnerships, position us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and one non-operated block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”).

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

Maintain our commitment to environmental, safety, human rights and social responsibility

An important component of our business strategy is our corporate approach and commitment to our safety, environmental and social responsibilities, which is embodied in decisions that are framed by our safety, environmental and social responsibility internal policies and aligned with international standards. We see this as a fundamental element in securing business initiatives for long-term growth. Our commitment to sustainable development has allowed us to generate positive impacts in the territories in which we operate, with important contributions to the protection of biodiversity and the environment, as well as to the wellbeing and reduction of multidimensional poverty in neighboring communities. We maintain a social license to operate, based on the construction and maintenance of mutually beneficial relationships with local communities, the return of value as allies for their social and economic development, the respect for their human rights and the care and preservation of the environment. Detailed information can be found in our last SPEED Report which is available at the Company’s website.

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

Our Environmental Management System (“EMS”) has been certified under the ISO 14001:2015 standard since 2017. The scope of this certification includes all our activities, processes and products related to the exploration and exploitation of hydrocarbons in Colombia, covering 97% of our operations.

In 2023, we obtained the latest re-certification of the ISO 14001:2015, which is valid until August 2026.

Since 2017, GeoPark has certified the greenhouse gas inventory of its operations in Scopes 1 and 2 in Colombia, through the NTC-ISO 14064-1 standard of the Colombian Institute of Technical Standards and Certification (ICONTEC). GeoPark was the second private company to get this certification in Colombia, allowing us to draw a roadmap to reduce our emissions of greenhouse gases and help the countries where we operate meet their commitments under the Paris Agreement. During 2023, we continued to incorporate clean energy sources in our operations, and implemented energy efficiency measures, while also managing our methane emissions in accordance with our decarbonization targets.

In January 2023, GeoPark was included for a second year in a row in the Bloomberg Gender-Equality Index, including companies with best-in-class gender-related practices and policies. Additionally, we were recognized by the Portfolio Awards in the Corporate Social Responsibility category for our commitment and positive impact on neighboring communities.

During 2023, we carried out our first ever double materiality assessment with the help of an expert consultant and following GRI guidelines. Our new materiality matrix includes the following topics: climate action; ethics and transparency; responsible management of water and biodiversity; health and safety in the workplace; community engagement; human talent management, equality, inclusion and diversity; energetic transformation; air quality management; and supply chain management.

In 2023, we delivered our SPEED/sustainability report and Environment, Social and Governance metrics according to the Global Reporting Initiative (GRI) standards as well as the sustainability reporting guide of the Global Oil and Gas Association for Advancing Environmental and Social Performance (IPIECA, 2020), selected metrics of the Sustainability Accounting Standards Board (SASB, 2018) and in alignment with Spain’s Law 11 of 2018 on non-financial information disclosures. Furthermore, our 2023 SPEED/ESG+ Report will include the guidelines of the Task Force on Climate Related Financial Disclosures (TCFD) for the first time.

In 2023, we submitted the Carbon Disclosure Project’s (CDP) Climate Change questionnaire for the second time and obtained a B rating, an improvement from the C obtained in the year prior. We also submitted the CDP water questionnaire for the first time and obtained a C giving us a baseline against to benchmark future performance.

We were recognized with the 2023 Portfolio Award in the Corporate Social Responsibility category. The Portfolio Awards are given annually by the “El Tiempo” editorial house to companies with outstanding sustainability performance.

In 2022, the Colombian national government, through its department for social prosperity, once again recognized our “Sustainable Housing” program among the 24 most important public, private and international cooperation programs in terms of overcoming poverty in Colombia. The homes of more than 2,000 families that are neighbors to our areas of operation in the country have been benefitted by this program, which we have been carrying out since 2013 in alliance with the ‘Minuto de Dios’ corporation.

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

In 2019, we joined the Equipares gender equality certification program, an initiative of the Colombian government and the United Nations Development Program (UNDP) focused on achieving parity in the workplace. In 2020, we created a standing company-wide committee to implement action plans that encourage and sustain the values of equity, inclusion and diversity. In 2020, we also reported for the first time our gender equality metrics using the Bloomberg Gender Reporting Framework. In 2021, we achieved the Equipares Silver Seal, after the Colombian Institute of Technical Standards and Certification (ICONTEC) gave a 91/100 rating to our SGIG (Gender Equality Management System).

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

Additionally, we recently improved our performance in the MSCI ESG Ratings Assessment from A to AA, providing our stakeholders with further evidence of our commitment to sustainability and value generation across the board.

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

As part of our commitment to sustainable development and the sustainability development goals, we joined the United Nations Global Compact in 2023.

We have a grievance mechanism in place for all our blocks and operations in Colombia, which is aligned with the UN Guiding Principles (UNGP) on Business and Human Rights, meaning it is accessible, legitimate, aligned with judicial and non-judicial grievance mechanisms, based on dialogue and participation, and predictable, to name a few of the eleven principles established in the UNGP. Having open, accessible, transparent, and respectful communication with all our stakeholders is crucial to respecting their human rights to information and participation. Our grievance mechanism, “Cuéntame” (“Tell me” in English), is one of our most important tools to engage with communities, contractors and service providers, and our employees on the ground, and this is especially true because it is easily accessible to all through all our social engagement employees, email, several mobile and Whatsapp numbers, and an office in the biggest city close to our operations. Furthermore, if any stakeholder approaches our doors, they will be informed about the mechanism and will be able to present a grievance, complaint or question immediately. To further align and strengthen our grievance mechanism with the highest standards on human rights, in 2022, we worked with a reputable NGO in Colombia called “Fundación Ideas para la Paz” to assess “Cuéntame” against the UNGP, the OECD Guidance, the International Financial Corporation and the World Bank standards. We were ranked as having best practices (meaning a complete level of implementation) in one of the UNGP, as having high level of progress and implementation in eight of the UNGP, and as having progress with an opportunity to improve in two of the UNGP. As part of the results, we have implemented a plan to close some of the gaps identified, for example by increasing the number of forums and meetings to communicate and raise awareness of the existence of the grievance mechanism, as well as providing stakeholders the opportunity to give feedback on the mechanism’s operation, effectiveness, responses, among others. To be even closer to our neighbors in Colombia, we opened a “Cuentame” office in Puerto Asis (Putumayo) in 2021 and one in Tauramena (Casanare) in 2023. The offices are open to the community, and through it GeoPark seeks to continue strengthening dialogue with all its stakeholders and encourage active community participation so that all neighbors can share proposals and ideas to promote harmonious coexistence and good neighborliness.

For further information related to health, safety and environmental matters, please see “—Health, safety and environmental matters.”

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

Our Compliance Program aims to support and promote an ethics culture, as well as create and establish commitments and procedures that ensure internal and external regulatory compliance and anti-corruption matters. Program execution and implementation is the responsibility of our Compliance Department, which is directed by the Corporate Governance and Compliance Manager, who reports directly to the Audit Committee. Additionally, the Board's Audit Committee monitors the effectiveness of the compliance program, controls, and risk mitigation measures, and oversees plans to strengthen ethical culture. The program is based on three pillars:

●	Prevention: ethics-based culture, including tone from the top matters, training and awareness and ethic line management.

●	Detection: risk assessment and advisory, including policies and procedures assurance, laws and regulations compliance and risk assessment management.

●	Monitoring: monitor and oversight, including on-going monitoring, due diligence third parties and regulations oversight.

Since 2018, we have actively participated in the Colombian Extractive Industries Transparency Initiative (EITI) and contributed data to the country’s annual EITI report. During 2023, GeoPark continued its adherence to the Business Ethics Leadership Alliance (BELA) as part of its efforts to continue strengthening its ethical culture. BELA is a platform of more than 375 companies in 60 industries recognized worldwide for their ethics and compliance leadership.

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

One of our founding shareholders and current Vice Chair of the Board, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 19, 2024, Mr. Park held 15.9% of our outstanding common shares.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, Ecopetrol, ENAP, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

In addition, as of March 19, 2024, our executive directors and executive officers (excluding Mr. James F. Park) owned 1.2% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.” One of our founding shareholders is also involved in our daily operations and strategy.

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

Innovation

We embrace innovation as a foundation for cultivating a dynamic work culture that consistently seeks improvements in our operational processes. The objective is to streamline costs, increase production, minimize risks, and optimize information management. At GeoPark, we firmly believe that creating an innovative culture is necessary for ensuring our enduring success.

Through a proactive approach to innovation, our goal is to create positive impacts on productivity, enable effective decision-making based on reliable and timely information, fortify teamwork, foster leadership skills, and establish a culture that champions creativity and innovation.

The innovation program continues to generate not only tangible benefits across the company and environmental sustainability, but strengthens the development of new skills within the organization. Innovation not only contributes to improving internal conditions but also plays a vital role in positively influencing the communities where we operate.

In 2023, we diligently monitored a range of innovation projects identified during workshops, effectively fostering a culture of innovation across various areas. The integration of digital capabilities, including Artificial Intelligence, Machine Learning, Internet of Things, Big Data, Automation, and Cloud Computing, marked a significant achievement. Throughout the year, collaborative innovation initiatives with leading partners such as Microsoft, Google, Halliburton, Cisco, SAP, Indra and many others were executed, showcasing our commitment to cutting-edge advancements.

The ongoing innovation journey is exemplified by several projects, some still in progress:

●	Horizontal drilling: implementing a pilot and executing horizontal drilling campaign, improving the recovery factor in our reserves of hydrocarbons in the Llanos 34 Block.
●	Carbon Quantum Dot (CQD): simultaneous development and injection of Nanotracers based on CQD for waterflooding in Llanos 34 Block, allowing us to not only prove the technology but also obtain tax benefits.
●	Process Integration: implementing systems aimed at achieving high reliability level of production tests data utilizing Multiphase Meter equipment while expediting their management. Additionally, optimizing production data to minimize the time required for information gathering, analysis, and identification of opportunities to increase production in the wells.
●	Nanotechnology PoC: applying nanotechnology in fluids to induce specific chemical and physical reactions on a nanometric scale to improve oil production. The concept is expected to be proven in 2024.
●	Centrifuge for tank bottoms: implement a centrifuge decanter to reduce waste-water in +50%, reducing OPEX and CO2 emissions in our operation in the Llanos 34 Block. It is expected to be implemented in 2024.
●	Electrocoagulation: improving waste-water treatment for injection or road dampening in minor field.
●	Facilities optimization: addressing energy consumers and enhancing the energy efficiency of water injection pumps.
●	Video analytics and pipeline failure detection: deploying a real-time monitoring system for facilities powered by solar energy and artificial intelligence to detect failures and non-ethical intrusions.
●	Cloud journey: approximately 100% of the infrastructure is in the cloud with intercloud redundancies and strong cybersecurity capabilities.

Other innovation projects were executed across all organizational areas, encompassing people, processes, and technology. We remain vigilant in our commitment to identify innovation opportunities that enhance enterprise productivity, employee collaboration, communication, and decision-making through technology. Ongoing efforts aim to further embed this innovation culture throughout the company with plans for new workshops geared towards capturing and developing ideas and strengthening skills in our team while focusing on: production, geosciences, circular economy and energy transition, and innovation management.

2024 Strategy and Outlook

Oil prices have been volatile over the past years. In preparation for continued volatility, we have developed multiple scenarios for our 2024 capital expenditures program.

Our preliminary base capital program for 2024 considered a reference oil price assumption of US$80-90 per barrel and calls for approximately US$150-200 million to fund our exploration and development which we intend to fund through cash flows from operations and cash-in-hand.

In addition, we have developed downside and upside work program scenarios based on different oil prices and project performance. The downside scenario work program considers a reference oil price assumption below US$70 per barrel and consists of an alternative capital expenditure program of approximately US$100-150 million consisting mainly of certain low risk projects with shorter payback periods. The upside scenario work program considers a reference oil price assumption above US$90 per barrel or higher and consists of an alternative capital expenditure program of approximately US$200-250 million to be selected from identified projects designed to increase reserves and production.

To secure minimum oil prices for our 2024 production, we have commodity risk management contracts in place covering a portion of our production for the year and monitor market conditions on a continuous basis to evaluate additional new commodity risk management contracts for the future. See Note 8 to our Consolidated Financial Statements.

As part of our strategy, we continue to monitor the impact of oil price volatility on our financial condition, cash flows and results of operations.

Our operations

We have a portfolio of assets that includes working and/or economic interests in 34 hydrocarbon blocks, 33 of which are onshore blocks, including 10 in production as of December 31, 2023, and provides the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to more than 4.7 million gross exploratory and productive acres.

Operations in Colombia

Our Colombian assets currently give us access to 3,401,000 gross exploratory and productive acres across 20 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. Since we entered Colombia in 2012, we have achieved successful exploration and development activities at our operated Llanos 34 Block, which as of December 31, 2023, accounts for 66.8% of our production and 71.1% of our proved reserves in Colombia.

Highlights of the year ended December 31, 2023, related to our operations in Colombia included:

●	Successful drilling and putting into production the Saltador 1, Toritos 1, Bisbita Centro 1 exploration wells in the Llanos 123 Block;
●	Successful drilling and putting into production the Zorzal 1 and Zorzal Este-1 exploration wells in the Llanos 87 Block;
●	Successful drilling and putting into production the Halcon 1 exploration well in the CPO-5 Block;
●	Drilling campaign with 16 gross development wells drilled and putting into production in the Tigana, Tigui and Tua oil fields in the Llanos 34 Block, including successful drilling and putting into production 5 horizontal wells in the Tigana oil field;
●	Photovoltaic solar system installed in the OBA export pipeline (running from the Platanillo block) that allows us to reduce GHG emissions and reduce energy and maintenance costs;
●	Average net oil production of 32,795 boepd in 2023 (33,640 boepd in 2022), influenced by a temporary shut-in of the Indico 6 and Indico 7 wells in the CPO-5 Block from January to September 2023, reaching an exit production in the fourth quarter of 2023 of 34,154 boepd;
●	Proved oil and gas reserves 59.5 mmboe at year-end 2023 (64.6 mmboe at year-end 2022), after producing 11.2 mmboe;

●	Capital expenditures of US$178.1 million in 2023 (US$139.2 million in 2022), representing an 89% of our total capital expenditures; and
●	Operating costs levels per barrel of US$11.5 in 2023 (US$6.6 in 2022), mainly due to higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The table below summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2023.

	Gross acres
	(thousand	Working			Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(boepd)	Basin	expiration year
Coatí	61.8	100%	—	GeoPark	—	Putumayo	Exploration: Currently suspended
CPO-4-1	148.3	50%	Parex	Parex	—	Llanos	Exploration: 2025
CPO-5	490.8	30%	ONGC Videsh	ONGC Videsh	5,563	Llanos	Exploration: 2025
							Exploitation: 2042-2045(3)
Llanos 32	8.5	12.5%	Verano Energy	Verano Energy	360	Llanos	Exploration: 2022
							Exploitation: 2040-2045(3)
Llanos 34	59.1	45%	Verano Energy	GeoPark	24,425	Llanos	Exploitation: 2039-2045(3)
Llanos 86	255.5	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 87	107.6	50%	Hocol	GeoPark	68	Llanos	Exploration: 2023
Llanos 94(4)	89.2	50%	Parex	Parex	—	Llanos	Exploration: 2025
Llanos 104	274.8	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 123	88.3	50%	Hocol	GeoPark	352	Llanos	Exploration: 2024
Llanos 124	27.6	50%	Hocol	GeoPark	—	Llanos	Exploration: 2024
Mecaya	74.1	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Platanillo	27.5	100%	—	GeoPark	2,103	Putumayo	Exploitation: 2033(3)
PUT-8	102.8	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: 2024
PUT-9	121.5	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
PUT-14	114.6	100%	—	GeoPark	—	Putumayo	In process of termination
PUT-36	148.0	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Tacacho	589.0	50%	Sierracol Energy	GeoPark	—	Putumayo	In process of termination
Terecay	586.6	50%	Sierracol Energy	GeoPark	—	Putumayo	In process of termination
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field-by-field basis.
(4)	In process of transferring our working interest in the block to the partner.

As of December 31, 2023, we had net proved reserves of 56.3 mmboe in various blocks in the Llanos Basin, with the Llanos 34 Block representing 83.6% of the reserves, and 3.2 mmboe in the Platanillo Block in the Putumayo Basin.

The table below summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2023.

	Gross acres
	(thousand	Economic		Production
Block	acres)	interest(1)	Operator	(boepd)	Basin
Abanico	25.7	10%	Frontera	20	Magdalena
(1)	Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement.

Eastern Llanos Basin:

The Eastern Llanos Basin is a Cenozoic Foreland basin in the eastern region of Colombia. Two giant fields (Caño Limón and Castilla), three major fields (Rubiales, Apiay and Tame Complex) and approximately fifty minor fields had been discovered. The source rock for the basin is located beneath the east flank of the Eastern Cordillera, as a mixed marine-continental shale basinal facies of the Gachetá formation. The main reservoirs of the basin are represented by the Paleogene Carbonera, Guadalupe and Mirador sandstones. Within the Cretaceous sequence, several sandstones are also considered to have good reservoirs.

Llanos 34 Block. We are the operator of, and have a 45% working interest in, the Llanos 34 Block, which covers approximately 59,085 gross acres (239 sq. km.). We acquired an interest in and took operatorship of the block in the first quarter of 2012, which at that time had no production, reserves or wells drilled on it, and with 210 sq. km. of existing 3D seismic data on which our team had mapped multiple exploration prospects. From 2012 to 2023 we engaged in exploration and development activities that resulted in 10 new oil fields discoveries and increased proved reserves and oil production up to a peak oil production of 34,995 bopd. Average net production in 2023 was 24,425 bopd and net reserves of 47.1 mmboe. By the end of 2023, we have drilled more than 230 wells, with 166 producer wells that have accumulated more than 179 million barrels of oil. The Llanos 34 Block has three reservoirs: the Guadalupe Formation, which produces 72% of our oil production in the Block, Mirador, which produces 26% of our oil production in the Block and Gacheta, which produces 2% of our oil production in the Block, with an API gravity between 12.7° and 30.6°. During these 12 years of operation in Llanos 34 Block, we have built all the required infrastructure to produce and manage the fluids of the assets, including 10 production facilities, 81 kilometers of power grid, more than 97 kilometers of flowlines for fluid transfer, 169 kilometers of roads and a 42 kilometers oil pipeline. By the end of 2023, we have transported more than 72 million barrels of oil from Tigana and Jacana fields through the ODCA pipeline further reducing truck traffic, contributing to the reduction of operational risk, shutdowns (due to road blockades), costs and carbon emissions. In August 2022, we connected the Llanos-34 Block to the national power grid, reducing the risk of shutdown, cost and carbon emissions. In October 2023, we entered into an interconnection agreement through which we expect to have an additional 20 megawatts of power energy transmission capacity available for our operations in Llanos 34 Block by early 2025.

Our partner in the Llanos 34 Block is Verano Energy (a subsidiary of Parex), which has a 55% interest. See “—Our operations.” We operate in the block pursuant to an E&P contract with the ANH. See “—Significant Agreements—Colombia—E&P contracts—Llanos 34 Block E&P contract.”

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block. The Llanos 32 Block covers approximately 8,556 gross acres (35 sq. km.). Verano Energy is the operator of this block and has an 87.5% working interest. Since 2015, the operator focused on the commissioning of a gas facility on this block to produce natural gas and light crude oil from the Une formation and to facilitate shipment of processed gas south to the adjacent Llanos 34 Block. For the year ended December 31, 2023, our average net production in the Llanos 32 Block was 360 bopd. As of the date of this annual report, we do not aim to continue exploring on certain exploration acreage available in the Llanos 32 Block, and therefore, we will retain interest on the existing producing fields only.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Frontera Energy Colombia Corp is the operator of, and has a 100% working interest in, the Abanico Block, which covers an area of approximately 25,658 gross acres (103 sq. km.). We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Frontera, who subsequently assigned its participation interest to Cepsa Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

Llanos 86 and Llanos 104 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest executed an E&P contract over these blocks on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts that are in their exploratory phase 1 and cover approximately 530,309 gross acres (2,146 sq. km.). Due to the presence of indigenous communities in the area, we conducted the due prior consultation process with these communities and reached agreements, thereby concluding the process on August 29, 2023. We requested, and the ANH approved, an extension of the first phase of the exploratory period in the Llanos 86 and Llanos 104 Blocks due to delays attributable to the environmental authority in approving environmental management measures. Accordingly, as of the date of this annual report, outstanding investment commitments consist of acquisition of 3D seismic and drilling of one exploratory well in each block for an estimated amount of US$9.8 million for Llanos 86 Block and US$8.8 million for Llanos 104 Block, before June 19, 2026.

Llanos 87 Block. We and Hocol, each with fifty percent (50%) working interest executed an E&P contract over this block on July 11, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019, and we are the operator of this contract. As of the date of this annual report, the total investments needed to fulfill the exploratory activities committed in the block have already been incurred and the ANH final acquittal-approval is pending. As a result of the activity performed during the exploratory period, we made two discoveries in the block: Tororoi and Zorzal. Therefore, we submitted to the ANH an appraisal program for each of Tororoi and Zorzal, which includes the drilling of one exploratory well during the two-year term ending July 27, 2025. As of the date of this annual report, the ANH approval for the appraisal program is pending.

Llanos 123 and Llanos 124 Blocks: We and Hocol, each with fifty percent (50%) working interest executed E&P contracts over these blocks on December 20, 2019, as a result of the Permanent Competitive Process launched by ANH in 2019. We are the operator of these contracts that cover approximately 115,956 gross acres (469 sq. km.). Phase 1 commitments related to these blocks corresponded to (i) reprocessing 3D seismic and drilling of two exploratory wells for Llanos 123 Block for an estimated amount of US$7.1 million before January 14, 2024, and; (ii) the acquisition and reprocessing of 3D seismic and drilling of three exploratory wells for Llanos 124 Block for an estimated amount of US$10.4 million before January 14, 2024. As of the date of this annual report, the total investments needed to fulfill the commitments in the blocks have already been incurred or transferred to another block, and the ANH approval is pending.

Llanos 94 Block. On July 24, 2019, the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH in 2019. We acquired a 50% working interest from Parex and obtained ANH’s approval to such transfer in May 2020. As a result of an extension in the exploratory period approved by the ANH in 2023, the current Phase 1 commitments consist of drilling one exploratory well before October 1, 2025. However, we are not interested in drilling such prospect and agreed to transfer our 50% working interest back to our partner and thus we are not liable for the exploratory commitment in the block.

CPO-5 Block. On December 26, 2008, the E&P contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. This contract covers approximately 490,825 gross acres (1,986 sq. km.). We hold a 30% working interest since the acquisition of Amerisur in 2020. As of the date of this annual report, this contract is in exploratory phase 2 in which the pending commitment corresponds to the acquisition, processing and interpretation of 73 sq. km. of 3D seismic for an amount of US$2.9 million, and drilling of one exploratory well for an amount of US$6.4 million, to be fulfilled before May 18, 2027. As of the date of this annual report, the committed exploratory well has already been drilled. There are two commercial fields called Mariposa and Indico, and we also had successful drilling and putting into production exploration wells in the fields called Flamenco, Halcon and Perico. Average net production in 2023 was 5,563 bopd and net reserves were 6.3 mmboe.

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

Magdalena Basin:

VIM-3 Block. As of the date of this annual report, the ANH has approved the termination and final liquidation of the contract is in process.

Putumayo Basin:

Coati Block. We are the operator of and have a 100% working interest in the Coati Block, which covers approximately 61,843 gross acres (250 sq. km.). The outstanding exploration commitment consisted of the acquisition of 57 sq. km. of 3D seismic and 30 km. of 2D seismic, for an estimated amount of US$4.5 million. The evaluation area is currently suspended. On November 3, 2022, we submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. As of the date of this annual report, we completed the transfer of the pending commitments in the block and the ANH approval is pending.

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

Platanillo Block. We are the operator of and have a 100% working interest in the Platanillo Block, which covers approximately 27,500 gross acres (111 sq. km.). On September 11, 2009, we began the commercial exploitation of the Platanillo Block. Average net production in 2023 was 2,103 bopd and net reserves of 3.2 mmboe.

Putumayo 8 Block. We are the operator of and have a 50% working interest in the Putumayo 8 Block, which covers approximately 102,800 gross acres (416 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period. Outstanding investment commitments of US$13.1 million related to this block correspond to the drilling of 3 exploratory wells and the acquisition of 112 sq. km. of 3D seismic before June 14, 2024. Part of the 3D seismic committed in the block was acquired during 2020 and 2021. On October 25, 2022, we submitted to the ANH a request to transfer the investment commitment related to the pending 3D seismic to the Platanillo Block, and the partner reported the transfer of the outstanding committed value to one of its blocks. This transfer of commitments is subject to authorization from the ANH. During 2023, the actions required to obtain environmental licenses were carried out, including holding of a public environmental hearing. As a result, in August 2023, the environmental authority granted the license for the Bienparado project, which was confirmed in January 2024. Additionally, the Nyctibius project public environmental hearing is pending by the environmental licensing authority (Autoridad Nacional de Licencias Ambientales or ANLA).

Putumayo 9 Block. We are the operator of and have a 50% working interest in the Putumayo 9 Block, which covers approximately 121,453 gross acres (491 sq. km.). Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period and outstanding investment commitments of US$4.4 million related to this block correspond to drilling of two exploratory wells before October 14, 2020, and the acquisition of 126.25 sq. km. of 3D seismic. Phase 1 was suspended on June 25, 2019, due to the occurrence of a force majeure event consisting of the issuance of the Municipal Agreement No. 007 of Puerto Guzmán, which prohibits the hydrocarbon exploration and production activities in such municipality.

Putumayo 14 Block. We are the operator of and have a 100% working interest in the Putumayo 14 Block, which covers approximately 114,560 gross acres (464 sq. km.). Exploration commitments in the block corresponded to the acquisition of 2D seismic and drilling of an exploratory well for an estimated amount of US$16.1 million. On March 10, 2022, we submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to the Platanillo and CPO-5 Blocks. Once total investment is reached through such transfers, ANH will continue with the contract’s termination. As of the date of this annual report, the total investment needed to fulfill the commitments has already been incurred and the ANH approval is pending.

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

Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into phase 1, where the exploratory commitments are mandatory. The investment commitments for the block over the three-year term of phase 1 would be the acquisition of 105.6 sq. km. of 3D seismic and the drilling of two exploratory wells for an estimated amount of US$11.7 million. Prior consultation has not been initiated with the ethnic community due to the restrictions from the issuance of Municipal Agreement No. 007 of Puerto Guzmán, which caused the current phase 0 of the process to be suspended.

Tacacho and Terecay Blocks. We are the operator of and have a 50% working interest in the Tacacho and Terecay Blocks, which covers approximately 589,009 gross acres (2,384 sq. km.) and 586,625 gross acres (2,374 sq. km.), respectively. Sierracol Energy is the owner of the remaining 50% working interest. Both contracts are in phase 1, which is currently suspended due to the occurrence of force majeure events related to social and public order conditions of the area. The outstanding investment commitments corresponded to (i) the acquisition, processing and interpretation of 480 km. of 2D seismic for the Tacacho Block with an estimated amount of US$1.2 million, and; (ii) the acquisition, processing and interpretation of 476 km. of 2D seismic for the Terecay Block with an estimated amount of US$2.9 million. On September 21, 2022, we submitted to the ANH a request for termination of the E&P contract and, in January 2024, we submitted additional third-party reports as supporting documentation to such request. As of the date of this annual report, the termination request is under review by the ANH.

As per farm-out agreement executed on November 21, 2018, Sierracol Energy shall carry us in certain exploration activities for the Mecaya, PUT-9, Tacacho and Terecay Contracts.

Andaquies, Putumayo 12 and Putumayo 30 Blocks. As of the date of this annual report, the ANH has approved the termination and final liquidation of the contracts is in process.

Operations in Ecuador

Our Ecuadorian assets currently give us access to 33,300 of gross exploratory and productive acres across 2 blocks in an attractive oil and gas geography.

Highlights of the year ended December 31, 2023, related to our operations in Ecuador include:

●	Successful drilling and putting into production of the Perico Centro 1 exploration well, and the Yin 2 and Perico Norte 4 appraisal wells in the new combined structural/stratigraphic U-sand play in the Perico Block;
●	Average net oil production of 926 boepd in 2023 (848 boepd in 2022), reaching an exit production in the fourth quarter of 2023 of 1,419 boepd;
●	Proved oil reserves of 2.3 mmboe (100% in the Perico Block) at year-end 2023 (0.3 mmboe at year-end 2022), after producing 0.3 mmboe;
●	Capital expenditures of US$20.9 million in 2023 (US$18.5 million in 2022), representing an 11% of our total capital expenditures.

The table below summarizes information about the blocks in Ecuador in which we have working interests as of December 31, 2023.

	Gross
	acres
	(thousand	Working		Production		Expiration
Block	acres)	interest (1)	Operator	(boepd)	Basin	concession year
Espejo	15.6	50%	GeoPark	67	Oriente	Exploration: 2025
						Exploitation: 2045
Perico	17.7	50%	Frontera	859	Oriente	Exploration: 2025
						Exploitation: 2045
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Espejo and Perico blocks

In May 2019, we signed participation contracts for the Espejo and Perico Blocks. We are the operator of the Espejo Block with a 50% working interest, and Frontera is the operator of the Perico Block with 50% working interest. We assumed a commitment of carrying out 3D seismic and drilling four exploration wells in the Espejo Block for an estimated amount of US$20.9 million during the first exploratory period ending June 17, 2025 and drilling four exploratory wells in the Perico Block for an estimated amount of US$18.1 million during the first exploratory period ending June 16, 2025. As of the date of this annual report, we have drilled the four exploratory wells in the Perico Block (hence Perico Block does not have any pending exploratory commitments) and we have completed the acquisition of 60 sq km of 3D seismic and drilled two exploratory wells in the Espejo Block.

Operations in Brazil

Our Brazilian assets currently give us access to 61,400 of gross exploratory and productive acres across 6 blocks (5 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2023, related to our operations in Brazil included:

●	Average net oil and gas production of 1,027 boepd (98.5% gas) in 2023 (1,516 boepd in 2022); and
●	Proved oil and gas reserves in the Manati Block of 1.5 mmboe at year-end 2023 (from 1.6 mmboe at year-end 2022), after producing 0.4 mmboe.

The following table sets forth information as of December 31, 2023, on our concessions in Brazil in which we have a current or future working interest:

	Gross acres
	(thousand	Working			Production		Concession
Concession	acres)	interest(1)	Partners	Operator	(boepd)	Basin	expiration year
POT-T-785	7.9	70%	Petroil	GeoPark	—	Potiguar	Exploration: 2025
							Exploitation: 2050
REC-T 58	7.8	100%	—	GeoPark	—	Recôncavo	Exploration: 2025
							Exploitation: 2052
REC-T 67	7.7	100%	—	GeoPark	—	Recôncavo	Exploration: 2025
							Exploitation: 2052
REC-T 77	7.7	100%	—	GeoPark	—	Recôncavo	Exploration: 2025
							Exploitation: 2052
POT-T 834	7.5	100%	—	GeoPark	—	Potiguar	Exploration: 2025
							Exploitation: 2052
Manati	22.8	10%	Petrobras; Enauta; Gas Bridge Storage S.A.	Petrobras	1,027	Camamu-Almada	Exploitation: 2029
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Manati Field

We have a 10% working interest in the BCAM-40 Concession, which originally included an interest in the Manati Field, which is located in the Camamu-Almada Basin. Petrobras is the operator of, and has a 35% working interest in, the BCAM-40 Concession, which covers approximately 22,784 gross acres (92.2 sq. km.). In addition to us, Petrobras’ partners in the block are Gas Bridge Storage S.A. and Enauta Energia S.A. (Enauta), with 10% and 45% working interests, respectively. Petrobras operates the BCAM-40 Concession pursuant to a concession agreement with the ANP, executed on August 6, 1998. See “—Significant Agreements—Brazil—Overview of concession agreements—BCAM-40 Concession Agreement.” In September 2009, Petrobras announced the relinquishment of BCAM-40’s exploration area within the concession to the ANP, except for the Manati Field.

The Manati Field is located 65 km. south of Salvador, offshore at a water depth of 35 meters. The field was discovered in October 2000, and, in 2002, Petrobras declared the field commercially viable. Production began in January 2007. As of December 31, 2023, 11 wells had been drilled in the Manati Field, 6 of which are productive and connected to a fixed production platform installed at a depth of 35 meters, located 9 km. from the coast of the State of Bahia. From the platform, the gas flows by sea and land through a 125 km. pipeline to the Estação Vandemir Ferreira or EVF gas treatment plant. The gas is sold to Petrobras up to a maximum volume as determined in the existing Petrobras gas sales agreement.

POT-T-785 Concession

The POT-T-785 block covers an area of 7,875 acres in the Potiguar Basin, surrounded by producing fields operated by Petrobras. Total commitment to the ANP was R$1.2 million (US$0.2 million, at the December 31, 2023, exchange rate of R$5.22 to US$1.00) during the first exploratory period and is equivalent to acquiring 4 sq. km. of 3D seismic and performing geochemical analysis before April 29, 2025. In 2023, preliminary activities for the environmental licensing have started. As of December 31, 2023, the estimated remaining commitment in the POT-T-785 block amounts to US$0.1 million.

POT-T-834, REC-T-58, REC-T-67 and REC-T-77 Concessions

During ANP’s First Open Acreage Bid Round held in September 2019, we were awarded four exploratory blocks, one in the Potiguar Basin (Block POT-T-834) and three on the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). The Concession Agreements were executed in February 2020. In 2023, we started preliminary activities for the environmental licensing in Block POT-T-834. As of December 31, 2023, the estimated commitment in the blocks to be executed before February 14, 2025, amounted to US$0.6 million.

Operations in Chile

In December 2023, we entered into an agreement to sell our Chilean subsidiaries which comprised the entirety of our business in the country. The divestment transaction closed in January 2024 and, as part of the transaction, we have retained certain rights over unconventional activities that would be carried out in the Fell Block over the current operating contract in the future.

The table below summarizes information about the blocks in Chile in which we had working interests as of and for the year ended December 31, 2023.

	Gross
	acres
	(thousand	Working			Production		Concession
Block	acres)	interest (1)	Partners (2)	Operator	(boepd)	Basin	expiration year
Fell	367.8	100%	—	GeoPark	1,720	Magallanes	Exploitation: 2032
Isla Norte	97.7	60%	ENAP	GeoPark	—	Magallanes	Exploration: 2024
							Exploitation: 2044
Campanario	144.2	50%	ENAP	GeoPark	—	Magallanes	Exploration: 2024
							Exploitation: 2045
Flamenco	47.1	50%	ENAP	GeoPark	—	Magallanes	Exploitation: 2044
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.

Fell Block

In 2006, we became the operator and 100% interest owner of the Fell Block. When we first acquired an interest in the Fell Block in 2002, it had no material oil and gas production. Since then, we completed more than 1,100 sq. km. of 3D seismic surveys and drilled 141 exploration and development wells. In the year ended December 31, 2023, we produced an average of 1,720 boepd in the Fell Block, consisting of 87.2% gas.

Tierra del Fuego Blocks (Isla Norte, Campanario and Flamenco Blocks)

In 2012, we entered into three CEOPs with ENAP and Chile granting us working interests in the Isla Norte, Campanario and Flamenco Blocks, located in the center-north of the Tierra del Fuego Province of Chile. We were the operator of the three blocks, with working interests of 60%, 50% and 50%, respectively. As of the date of closing of the divestment transaction, there were outstanding investment commitments of US$0.9 million and US$5.0 million related to the Isla Norte and Campanario Blocks, respectively, and pursuant to the terms of the divestment transaction, we remain liable for such outstanding investment commitments.

Operations in Argentina

The table below summarizes information about the blocks in Argentina in which we had working interests as of and for the year ended December 31, 2023.

	Gross
	acres
	(thousand	Working		Production		Expiration
Block	acres)	interest (1)	Operator	(boepd)	Basin	concession year
Puelen	260.2	18%	Pluspetrol	—	Neuquén	In process of relinquishment
Los Parlamentos	330.9	50%	YPF	—	Neuquén	Exploration: 2023
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

Puelen Block

On August 20, 2014, the consortium of Pluspetrol and us was awarded the exploration license in the Puelen Block, as part of the 2014 Mendoza Bidding Round in Argentina, carried out by Empresa Mendocina de Energía S.A. (“EMESA”). The consortium consists of Pluspetrol (operator with a 72% working interest), EMESA (non-operator with a 10% working interest) and us (non-operator with an 18% working interest). As of December 31, 2023, we fulfilled the total commitments and are in process of relinquishing the block.

Los Parlamentos Block

In June 2018, we announced the acquisition of a 50% working interest in the Los Parlamentos exploratory block in partnership with YPF, the largest oil and gas producer in Argentina. In accordance with the partnership agreement, YPF assumed the operatorship of the block and we assumed a commitment which amounted to US$6 million at our working interest. On October 27, 2023, we agreed to transfer our 50% working interest in the Los Parlamentos Block to YPF and thus, once formally approved by local authorities, we will no longer be liable to remaining capital commitments or other legal obligations resulting from our participation in the block.

Oil and natural gas reserves and production

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2023, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2023
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	43.1	1.1	43.3	99.6%
Ecuador	1.0	—	1.0	100.0%
Brazil	0.0	8.9	1.5	1.9%
Chile	0.6	10.0	2.3	27.2%
Total net proved developed	44.8	19.9	48.1	93.1%

Net proved undeveloped
Colombia	16.2	—	16.2	100.0%
Ecuador	1.3	—	1.3	100.0%
Chile	0.5	0.9	0.6	77.1%
Total net proved undeveloped (2)	18.0	0.9	18.1	99.2%

Total net proved (Colombia, Ecuador, Brazil and Chile)	62.8	20.8	66.2	94.8%
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	We plan to put 100% of our reported 2023 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 66.2 mmboe at December 31, 2023, compared to net proved reserves of 70.4 mmboe as of December 31, 2022.

The 6% decrease in net proved reserves in 2023 is mainly attributable to:

●	Production of 12.5 mmboe; and
●	Lower-than-expected performance from the existing wells in Chile by 0.4 mmbbl.

This was partially offset by:

●	Extensions and discoveries that resulted in an increase of 4.5 mmboe in various fields in the Llanos Basin in Colombia and the Jandaya field extension in the Perico Block in Ecuador;
●	Changes in a previously adopted development plan in Colombia, resulting in 1.7 mmbbl increase;
●	Higher-than-expected performance from the existing wells in Colombia and Brazil, resulting in an increase of 1.5 mmbbl and 0.3 mmboe, respectively;
●	Changes in the royalties payment in certain fields in Colombia from kind to cash, resulting in a 0.4 mmboe increase; and
●	Higher average prices in Ecuador, resulting in a 0.3 mmboe increase.

During the year ended December 31, 2023, we had 4.3 mmboe of our proved undeveloped reserves from December 31, 2022, converted to proved developed reserves due to development drilling in various blocks in the Llanos Basin in Colombia. For further information relating to the reconciliation of our net proved reserves for the years ended

December 31, 2023, 2022 and 2021, please see Table 5 included in Note 38 (unaudited) to our Consolidated Financial Statements.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers and geosciences professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimating process and who have knowledge of the specific properties under evaluation. Our Chief Technical Officer, Augusto Zubillaga, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has over 26 years of experience in production, engineering, well completion, corrosion control, reservoir management and field development. See “Item 6. Directors, Senior Management and Employees—A. Directors and executive officers.”

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Corporate Reserves team, the Executive Committee (integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer) and the Technical Committee (composed by four technical experts of our board of directors). A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be reviewed and analyzed by the Technical Committee which recommends to the Board of Directors to approve its disclosure and publication. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2023, for Colombia, Ecuador, Brazil and Chile included elsewhere in this annual report are based on the D&M Reserves Report, dated March 1, 2024, and effective as of December 31, 2023. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

Proved undeveloped reserves

As of December 31, 2023, we had 18.1 mmboe in proved undeveloped reserves, a decrease of 0.1 mmboe, or 1%, compared to our December 31, 2022, proved undeveloped reserves of 18.2 mmboe. Changes for the year ended December 31, 2023, include:

(i)	a decrease of 4.3 mmboe in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in various fields in the Llanos Basin;
(ii)	a decrease of 0.8 mmboe due to a lower-than-expected performance in Colombia (0.6 mmboe) and Ecuador (0.2 mmboe); and
(iii)	a decrease of 0.1 mmboe due to lower average gas prices in Chile.

This was partially offset by:

(iv)	an increase of 1.7 mmbbl in Colombia due to a change in a previously adopted development plan;
(v)	an increase of 1.4 mmboe in Colombia due to the discoveries of various fields in the Llanos Basin;
(vi)	an increase of 1.2 mmboe in Ecuador due to the extension in the Jandaya field in the Hollin reservoir and the discovery of the Ui reservoir in the Perico Block;
(vii)	an increase of 0.3 mmboe due to higher-than-expected performance in Chile;
(viii)	an increase of 0.3 mmboe due to change in the royalties’ payment in certain fields in Colombia from kind to cash; and
(ix)	an increase of 0.2 mmboe due to higher average oil prices in Ecuador.

Of our 18.1 mmboe of net proved undeveloped reserves, 16.2 mmboe (89.5%)1.3 mmboe (7.1%) and 0.6 mmboe (3.4%) were located in Colombia, Ecuador and Chile, respectively. No net proved undeveloped reserves were located in Brazil as of December 31, 2023.

During 2023, we incurred approximately US$52.2 million in capital expenditures in Colombia to convert such proved undeveloped reserves to proved developed reserves.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2023.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2022	18.2
(All amounts shown in mmboe)

Plus: Extensions, discoveries and acquisitions:
-Colombia	1.4
-Ecuador	1.2
Less: PUD Reserves converted to proved developed reserves:
-Colombia	(4.3)
Plus/less: PUD Reserves revisions and movement to/from other categories:
-Colombia	1.4
-Chile	0.2
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2023	18.1

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Ecuador, Brazil, Chile and Argentina for each of the years ended December 31, 2023, 2022 and 2021.

	Average daily production(1)
	As of December 31,
	2023				2022					2021
	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile	Arg (2)	Colombia	Brazil	Chile	Arg (2)
Oil production
Average crude oil production (bopd)	32,795	926	16	221	33,640	848	21	441	80	30,920	26	313	1,215
Average sales price of crude oil (US$/bbl)	66.8	69.9	82.1	68.0	82.7	89.9	103.1	94.7	56.7	58.3	70.2	62.8	56.4
Natural Gas production
Average natural gas production (mcfpd)	573	—	6,065	8,993	776	—	8,967	11,387	416	1,374	11,357	12,507	5,529
Average sales price of natural gas (US$/mcf)	3.9	—	6.5	3.4	4.5	—	6.4	3.8	2.0	4.4	5.2	3.4	2.7
Oil and gas production cost
Average operating cost (US$/boe)	11.5	37.5	10.9	13.0	6.6	27.1	7.4	16.1	24.0	6.5	4.6	12.3	20.8
Average royalties and economic rights in cash (US$/boe)	7.9	—	3.1	0.9	21.0	—	3.1	1.5	5.0	9.6	2.6	0.9	6.1
Average production cost (US$/boe)(3)	19.4	37.5	14.0	13.9	27.6	27.1	10.5	17.6	29.0	16.2	7.2	13.2	26.9
(1)	We present production figures net of interests due to others, but before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes.
(2)	“Arg” is Argentina.
(3)	Calculated pursuant to FASB ASC 932.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Ecuador, Brazil, Chile and Argentina for each of the years ended December 31, 2023, 2022 and 2021.

	2023		2022		2021
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	3,904	—	4,057	—	3,670	—
Jacana oil field(1)	4,411	—	4,678	—	4,023	—
Rest of Colombia	3,655	209	3,543	283	2,747	502
Ecuador	338	—	310	—	—	—
Brazil	6	2,214	8	3,273	9	3,796
Chile	81	3,283	161	4,156	100	4,403
Argentina	—	—	29	152	434	1,584
Total	12,395	5,705	12,786	7,864	10,983	10,285
(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled during the years ended December 31, 2023, 2022 and 2021.

	Exploratory wells(1)
	2023				2022				2021
	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile	Colombia	Brazil	Chile	Argentina
Productive(2)
Gross	7.0	3.0	—	—	4.0	4.0	—	—	3.0	—	—	—
Net	3.3	1.5	—	—	2.6	2.0	—	—	1.9	—	—	—
Dry(3)
Gross	6.0	—	—	—	4.0	—	—	—	3.0	—	—	—
Net	2.8	—	—	—	2.3	—	—	—	0.8	—	—	—
Total
Gross	13.0	3.0	—	—	8.0	4.0	—	—	6.0	—	—	—
Net	6.0	1.5	—	—	4.9	2.0	—	—	2.7	—	—	—
(1)	Includes appraisal wells.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled during the years ended December 31, 2023, 2022 and 2021.

	Development wells
	2023				2022				2021
	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile	Colombia	Brazil	Chile	Argentina
Productive(1)
Gross	25.0	—	—	—	28.0	—	—	1.0	24.0	—	—	—
Net	11.8	—	—	—	12.0	—	—	1.0	10.8	—	—	—
Dry(2)
Gross	7.0	—	—	—	2.0	—	—	1.0	—	—	—	—
Net	3.7	—	—	—	0.9	—	—	1.0	—	—	—	—
Total
Gross	32.0	—	—	—	30.0	—	—	2.0	24.0	—	—	—
Net	15.5	—	—	—	12.9	—	—	2.0	10.8	—	—	—
(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Ecuador, Brazil, Chile and Argentina as of December 31, 2023.

	Acreage(1)
	Colombia	Ecuador	Brazil	Chile	Argentina

	(in thousands of acres)
Total developed acreage
Gross	25.2	1.1	4.1	5.6	—
Net	13.0	0.6	0.4	5.6	—
Total undeveloped acreage
Gross	3,350.4	32.2	57.3	651.2	591.1
Net	1,672.4	16.1	38.1	516.5	212.3
Total developed and undeveloped acreage
Gross	3,375.6	33.3	61.4	656.8	591.1
Net	1,685.4	16.7	38.5	522.1	212.3
(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage is based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 29, 2024. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Ecuador	Brazil
Oil wells
Gross	206.0	8.0	-
Net	104.1	4.0	-
Gas wells
Gross	2.0	-	6.0
Net	0.3	-	0.6
(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

From January 1, 2024, to February 29, 2024, we produced a net average of approximately 36.1 mboepd, including production from our operations in Chile up to, and including, January 18, 2024 (the date on which the transaction for the divestment of our operations in Chile closed).

The main highlights of the 2024 drilling campaign year-to-date are detailed as follows:

●	we drilled the Perico 1 well in the CPO-5 Block in Colombia, which tested oil in the northern part of the block, next to the Llanos 34 Block;
●	we drilled the Tigana Horizontal Well 7 and two injector wells in the Llanos 34 Block in Colombia, continuing the horizontal drilling campaign as well as expanding our water flooding project; and
●	we drilled the Perico Norte 5 well in the Perico Block in Ecuador, which tested oil, representing the fourth successful well drilled in the new U-sand play.

Marketing and delivery commitments

Colombia

Our production in Colombia consists primarily of crude oil which is sold according to price formulas based on market reference indices (Brent price, Vasconia and Oriente differential) and discounts that consider transportation costs and quality adjustments.

During 2023, our sales were allocated on a competitive basis to leading industry participants, including traders and other producers. We continued to deliver at both at well-head and at various points in the Colombian pipeline system and via Ecuador for the Putumayo production.

Our sales strategy is aimed at securing the highest available pricing for our production while securing a reliable and safe path to market. To that end, we focus on developing synergies and strategic partnerships with both clients and the national transport systems, in order to obtain a reduction in costs and increased revenues by making use of the best alternatives available. Such is the case of the implementation of an unloading facility at Jaguey Station in partnership with Oleoducto de Los Llanos Orientales S.A. (ODL) in 2015. This unloading facility is located 42 km. away from the Llanos 34 Block and allowed for reduced trucking distance and associated costs. Additionally, during 2019 we completed a project to connect the Llanos 34 Block to the ODL pipeline via a flowline. In the third quarter of 2019, we started sending our

Jacana production volumes via this flowline to the ODL pipeline, eliminating trucking for that portion of our production and allowing further cost efficiencies and increased operational reliability. In November 2020, the flowline was converted into the Oleoducto del Casanare (“ODCA”) receiving full authorization from the Ministry of Energy and Mines to operate as such, determining the regulated tariff and allowing the transportation of third-party crudes. In 2020, we also inaugurated an unloading facility in Jacana, allowing for volumes of other fields to be transported via the ODCA. At the end of 2020, we connected the Tigana field to ODCA, further reducing transport of our volumes via truck. Since 2021, ODCA has been a central piece of our crude transportation in Colombia, including volumes of Jacana, Tigana and other fields. In 2021, we also entered into an agreement to connect the third party owned Cabrestero Block to ODCA, which allows us to transport third party crude. The connection was completed during the first half of 2022, and we began to transport third-party crude oil through the ODCA. In 2023, we reached an agreement with Ecopetrol to transport the royalties and economic rights paid in kind of the Jacana, Tigana and Tua fields through ODCA, increasing third-party crudes transported through ODCA and therefore, optimizing the use of the available capacity. In addition, we are developing a dilution project at Tigana Station with our partner in the Llanos 34 Block, which will allow to increase the volume transported through ODCA, reducing transportation costs.

In the case of the Platanillo Block in the Putumayo Basin, we gather the crude via truck and flowlines to pump it towards Ecuador via the Oloeducto Binacional Amerisur (“OBA”). This pipeline is operated by us and our affiliates and connects us to the Ecuadorian pipeline system via RODA allowing us to sell our production FOB in Esmeraldas port in Ecuador. We hold transport contracts with RODA and SOTE for the transport, storage and loading of our crude in Ecuador.

If we were to lose any of our customers, the loss could temporarily delay production and sale of our oil in the corresponding block. However, given the wide availability of customers for Colombian crude, we believe we could identify a substitute customer to purchase the impacted production volumes in a very short period.

Ecuador

Ecuador has a well-developed crude oil market with broad access to international markets and an extensive pipeline transportation system. Our oil production, which began in 2022, is transported through the Ecuadorian pipeline system, with Esmeraldas as the delivery point, and 100% of our sales are exported on a competitive basis to industry leading participants including traders, refineries, and other producers. The oil price is linked to Brent and adjusted by a differential that varies month to month and resembles Oriente crude reference price.

Brazil

Our production in Brazil consists of natural gas, condensate and crude oil. Natural gas production is sold through a long-term, extendable agreement with Petrobras, which provides for the delivery and transportation of the gas produced in the Manati Field to the EVF gas treatment plant in the State of Bahia. The contract is in effect until delivery of the maximum committed volume or June 2030, whichever occurs first. The contract allows for sales above the maximum committed volume if mutually agreed by both seller and buyer. The price for the gas is fixed in reais and is adjusted annually in accordance with the Brazilian inflation index. In July 2015, we signed an amendment to the existing gas sales agreement with Petrobras that covers 100% of the remaining gas reserves in the Manati Field. The low gas prices seen in the Brazilian market during 2023 have represented a risk in the commercialization of gas from Manatí. The contractually agreed price considers inflation but is not affected by market conditions, which reduces the appetite of the client, who has access to more favorable conditions.

The condensate produced in the Manati Field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati Field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. Considering this prerogative, in February 2023, we signed an agreement with DAX Oil Refino S.A., a local private refinery, for the selling of condensate for a one-year term, with the possibility of an extension for the same period. Through this agreement, we increased our portfolio of clients and improved our revenues. Both agreements were valid through December 31, 2023, and can be renewed upon an amendment signed by the purchasers and the seller.

Chile

Our customer base in Chile was limited in numbers and primarily consists of ENAP and Methanex. For the year ended December 31, 2023, we sold 100% of our oil production in Chile to ENAP and 100% of our gas production to Methanex, with sales to ENAP and Methanex accounting for 2% of our total revenues.

We had a long-lasting commercial relationship with ENAP and sold our crude to them for the past years. We had a sales agreement with ENAP whereby ENAP had committed to purchase our oil production in the Fell Block in the amounts that we produced, subject to the limitation of available storage capacity at the Gregorio Terminal. We delivered the oil we produced in the Fell Block to ENAP at the Gregorio Terminal, where ENAP assumed responsibility for the oil transferred.

During 2023, we were able to renegotiate and renew the sales agreement with ENAP. The negotiation process was developed from January to May, due to prolonged discussions on the fees related to mercury content. During the negotiation timeframe, the contract for crude oil purchasing was suspended, affecting production of oil and gas in the Fell Block.

In March 2017, we executed a gas supply agreement with Methanex effective from May 1, 2017, to December 31, 2026. Under the agreement, Methanex committed to purchase up to 400,000 SCM/d of gas produced by us. During 2022, we executed an amendment to increase the purchase commitment up to the total gas produced by GeoPark in Chile.

We gathered the gas we produced in several wells through our own flow lines and injected it into several gas pipelines owned by ENAP. The transportation of the gas we sold to Methanex through these pipelines was pursuant to a private contract between Methanex and ENAP. We did not own any natural gas pipelines for the transportation of natural gas.

Corporate

GeoPark Limited, our holding company incorporated under the laws of Bermuda, has entered into a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside our Putumayo Basin production. Sales of this crude oil purchased from third parties accounted for 1% of our consolidated revenue in 2023.

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

Eastern Llanos Basin:

Llanos 34 Block E&P contract. On March 13, 2009, the E&P contract was awarded to Unión Temporal Llanos 34, currently integrated by GeoPark Colombia S.A.S. with 45%, and Verano Limited with 55% working interest. The Llanos 34 Block E&P contract provides a 24-year exploitation period for each production area, beginning on the date of a commercial declaration. The exploitation period may be extended for periods of up to 10 years at a time if certain conditions are met and subject to ANH approval. As of the date of this annual report there are production areas for the Max, Túa, Tarotaro, Tigana, Jacana, Chachalaca, Tilo, Chiricoca, Jacamar and Guaco fields.

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

Llanos 32 Block. We have a 12.5% working interest in the Llanos 32 Block. Verano Energy is the operator of this block and has an 87.5% working interest. Economic rights to the ANH are similar to those under the Llanos 34 Block.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Frontera Energy Colombia Corp is the operator of, and has a 100% working interest in, the Abanico Block. We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement initially entered into with Kappa Resources Colombia Limited (now Frontera, who subsequently assigned its participation interest to Cepsa Colombia S.A., who then assigned the interest to Explotaciones CMS Oil & Gas), Maral Finance Corporation and Getionar S.A.

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

Llanos 94 Block. On July 24, 2019, the E&P contract was awarded to Parex Energy as a result of the Permanent Competitive Process launched by ANH in 2019. We acquired a 50% working interest from Parex and obtained ANH’s approval to such transfer in May 2020. This contract is in an extended exploratory phase 1 and due to the extension of the exploratory period approved in 2023, the current phase 1 commitments consist of drilling one exploratory well before October 1, 2025. We are not interested in drilling such prospect and have agreed to transfer our 50% working interest to our partner. Accordingly, on December 28, 2023, Parex requested ANH approval for such transfer and, once approval is obtained, we will no longer be liable for the capital commitment in the block.

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

CPO-5 Block E&P contract. On December 26, 2008, the E&P contract was executed between ONGC Videsh, as operator and the ANH as a result of the Competitive Process “Ronda Colombia 2008”. We hold a 30% working interest since the acquisition of Amerisur. As of the date of this annual report, the contract is in phase 2 of the exploration period. There are two commercial fields called Mariposa and Indico, and we also had successful drilling and putting into production exploration wells in the fields called Flamenco, Halcon and Perico.

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

Putumayo Basin:

Coati Block E&P contract. We are the operator of and have a 100% working interest in the Coati Block. The Coati Block has an evaluation area, declared in September 2006, by the former operator in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coati-1 well. Pursuant to the Coati Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Coati Block E&P contract. In accordance with the Coati Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula.

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

Putumayo 14 Block E&P contract. We are the operator of and have a 100% working interest in the Putumayo 14 Block. On March 10, 2022, we submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to the Platanillo and CPO-5 Blocks. Once total investment is reached through such transfers, ANH will proceed with the contract’s termination. As of the date of this annual report, the total investment needed to fulfill the commitments has already been incurred and the ANH approval is pending.

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

Tacacho and Terecay Blocks E&P contracts. We are the operator of and have a 50% working interest in the Tacacho and Terecay Blocks. Sierracol Energy is the owner of the remaining 50% working interest in each E&P contract. The contracts are in phase 1 of the exploration period, which are currently suspended due to the occurrence of force majeure events related with social and public order conditions of the area. Pursuant to the Tacacho and Terecay Blocks E&P contracts and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the blocks. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Tacacho and Terecay Blocks E&P contracts. In accordance with the Tacacho and Terecay Blocks operation contracts, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula. On September 21, 2022, we submitted to the ANH requests for termination of the E&P contracts and, in January 2024, we submitted additional third-party reports as supporting documentation to such request. As of the date of this annual report, the requests are under review by the ANH.

Overriding Royalty Agreements

We are obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2023, the Group has accrued US$27.5 million in relation to these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they were exploratory blocks with no production during 2023, these agreements had no impact on our results.

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

A concessionaire is required to pay to the Brazilian government the following: a license fee, rent for the occupation or retention of areas, a special participation fee, royalties, and taxes.

Rental fees for the occupation and maintenance of the concession areas are payable annually. For purposes of calculating these fees, the ANP takes into consideration factors such as the location and size of the relevant concession, the sedimentary basin and the geological characteristics of the relevant concession.

A special participation fee is an extraordinary charge that concessionaires must pay in the event of obtaining high production volumes and/or profitability from oil fields, according to criteria established by applicable regulations, and is payable on a quarterly basis for each field from the date on which extraordinary production occurs. This participation fee, whenever due, varies between 0% and 40% of net revenues depending on (1) the volume of production and (2) whether the concession is onshore or in shallow water or deep water. Under the Brazilian Petroleum Law and applicable regulations issued by the ANP, the special participation fee is calculated based on the quarterly net revenues of each field, which consist of gross revenues calculated using reference prices established by the ANP (reflecting international prices and the exchange rate for the period) less royalties paid, investment in exploration, operational costs, and depreciation adjustments and applicable taxes.

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

Rounds 11, 12, 13, 14 and 1st Open Acreage Bid Round Concession Agreements.

Under the Rounds 11, 12, 13, 14 and 1st Open Acreage Bid Round Concession Agreements, the ANP is entitled to a monthly royalty corresponding to up to 10% of the production of oil and natural gas in the concession area, in addition to the special participation fee described above, the payment for the occupation of the concession area of approximately R$7,600 per year and the payment to the owners of the land of the concession equivalent to one percent of the oil and natural gas produced in the concession area.

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

BCAM-40 Consortium Agreement

On January 14, 2000, Petrobras, Queiroz Galvão Perfurações (now Enauta) and Petroserv entered into a consortium agreement, or the BCAM-40 Consortium Agreement, for the performance of the BCAM-40 Concession Agreement. Petrobras is the operator of the BCAM-40 concession, with a 35% participation interest. Enauta, Gas Bridge Storage S.A.

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

Petrobras Natural Gas Purchase Agreement

Enauta, GeoPark Brazil, Gas Bridge Storage S.A. and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by Enauta, GeoPark Brazil and Gas Bridge Storage S.A. to Petrobras, in an amount of 812 billion cubic feet (“bcf”) over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’ receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

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

Chile

CEOPs

As of December 31, 2023, we had four CEOPs in effect with Chile, one for each of the blocks in which we operated, which granted us the right to explore and exploit hydrocarbons in these blocks, determined our working interests in the blocks and appointed the operator of the blocks. These CEOPs were divided into two phases: (1) an exploration phase, which was divided into two or more exploration periods, and which began on the effectiveness date of the relevant CEOP, and (2) an exploitation phase, which was determined on a per-field basis, commencing on the date we declared a field to be commercially viable and ending with the term of the relevant CEOP. In order to transition from the exploration phase to an exploitation phase, we had to declare a discovery of hydrocarbons to the Ministry of Energy. This was a unilateral declaration, which granted us the right to test a field for a limited period of time for commercial viability. If the field proved commercially viable, we would have to make a further unilateral declaration to the Ministry of Energy. In the exploration phase, we were obligated to fulfill a minimum work commitment, which generally included the drilling of wells, the performance of 2D or 3D seismic surveys, minimum capital commitments and guaranties or letters of credit, as set forth in the relevant CEOP. We also had relinquishment obligations at the end of each period in the exploration phase in respect of those areas in which we had not made a declaration of discovery. We were also able to voluntarily relinquish areas in which we had not declared discoveries of hydrocarbons at any time, at no cost to us. In the exploitation phase, we generally did not face formal work commitments, other than the development plans we filed with the Chilean Ministry of Energy for each field declared to be commercially viable.

Our CEOPs provided us with the right to receive a monthly remuneration from Chile, payable in petroleum and gas, based either on the amount of petroleum and gas production per field or according to Recovery Factor, which considered the ratio of hydrocarbon sales to total cost of production (capital expenditures plus operating expenses). Pursuant to Chilean law, the rights contained in a CEOP could not be modified without consent of the parties.

Fell Block CEOP. On November 5, 2002, we acquired a percentage of rights and interests of the CEOP for the Fell Block with Chile, or the Fell Block CEOP, and on May 10, 2006, we became the sole owners, with 100% of the rights and interest in the Fell Block CEOP. The Fell Block CEOP provided us with a right to receive a monthly retribution from Chile payable in petroleum and gas, based on the following per-field formula: 95% of the oil production sold in the field, for production sold of up to 5,000 bopd, ring fenced by field, and 97% of gas production sold in the field, for production sold of up to 882.9 mmcfpd. If we exceeded these levels of production sold, our monthly retribution from Chile would decrease based on a sliding scale set forth under the Fell Block CEOP to a maximum of 50% of the oil and 60% of the gas that we sold per field.

TDF Blocks CEOPs. In 2012, we signed 3 CEOPs, together with ENAP, for the Isla Norte, Campanario and Flamenco Blocks, all of them located in Tierra del Fuego (“TDF”), Magallanes region. Our working interest was 60% in Isla Norte and 50% in Campanario and Flamenco Blocks. The CEOPs had a term of 32 years, with an initial exploration phase which last for up to 10 years, including a first exploration period of 3 years. The hydrocarbon discoveries opened up an exploitation phase that lasts up to 25 years. We discovered hydrocarbon fields in the 3 blocks, starting in 2013 in the Flamenco Block, and in 2014 in both Campanario and Isla Norte Blocks. The CEOPs provided us with a right to receive a remuneration payable by means of a fraction of the production sold, which in the TDF Blocks was based on a formula depending on the recovery of the total accumulated expenses incurred (capital expenditure plus operational expenditure plus administrative and general expenses). While the recovery factor was less than 1.0, the remuneration was 95% of the hydrocarbons sold, either oil or gas. If the recovery factor surpassed 1.0, a formula would apply reducing gradually the remuneration fraction to a minimum of 75% when the recovery factor was 2.5 times the total accumulated expenses.

Argentina

Overview of exploration permits

Our exploration permits granted us and our partners the exclusive right to explore for hydrocarbons and declare a commercial discovery within the acreage of our permits. Our exploration permits were made up of three subperiods, each lasting 3, 2 and 1 year(s), respectively, plus an extension period of up to 5 years.

We were bound to pursue specific minimum work or investment commitments during each of the subperiods of each exploration permit. Such exploration works were valued in work units assigned to each particular type of work under the applicable bidding conditions.

Work and investment programs for the permits were required to be assured by issuing a performance bond for the value of the committed work plan.

Under the terms of our exploration permits and concession agreements, we were entitled to our proportionate share of the hydrocarbons production lifted from each block. We paid annual surface rental fees established under Hydrocarbons Law 17,319 (“Hydrocarbons Law”) and Resolution 588/98 of the Argentine Secretariat of Energy and Decree 1454/2007, and certain landowner fees.

Our Argentine exploration permits had no change of control provisions, though any assignment of these concessions was subject to the prior authorization by the executive branch of the Province of Mendoza and rights of first refusal in favor of our partners and EMESA. Each of these permits or future concessions could be terminated for default in payment obligations and/or breach of material statutory or regulatory obligations. We were subject to the obligation to relinquish at least 50% of the acreage of each exploration permit at the end of each exploration subperiod. We might also voluntarily relinquish acreage to the provincial authorities.

Our Argentine exploration permits were governed by the laws of Argentina and the resolution of any disputes must be sought in the Mendoza Provincial Courts.

If and when we made a commercial discovery in one or more of our exploration permits, we would have the right to request and obtain an exploitation concession to produce hydrocarbons in the block for 25 years, with an optional extension of up to 10 years. We would also receive the right to be granted a 35-year oil transport concession to build and make use of pipelines or other transport facilities beyond the boundaries of the concession.

Additionally, oil and gas producers in Argentina must grant a privilege to the domestic market over the export market, including hydrocarbon export restrictions, domestic price controls, export duties and domestic market supplier obligations.

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Colombia, Ecuador, Brazil, Chile and Argentina, local governments grant such rights through E&P contracts or contracts of association, production sharing contracts, concession agreements, CEOPs and exploitation concessions, respectively. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate— Oil and natural gas companies in Colombia, Ecuador and Brazil operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our E&P contracts, contracts of association, production sharing contracts, concession agreements, CEOPs and exploitation concessions are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. During 2023, the oil and gas production was sold to three clients that concentrated 96% of the Colombian subsidiaries’ revenue. In Ecuador, 100% of our sales were exported on a competitive basis to industry leading participants including traders and other producers. In Brazil, all our gas produced in Manati was sold to Petrobras. In Chile, our customers were ENAP and Methanex. As of December 31, 2023, ENAP purchased all our Chilean oil and condensate production and Methanex purchased all our natural gas production in Chile. We managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure. For further information, please see Note 3 to our Consolidated Financial Statements.

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

Health, safety and environmental matters

General

Our corporate HSE commitment governs our actions, in accordance with the legal framework, industry best practices and international standards in terms of socio-environmental, health and safety performance. We work closely with our suppliers and contractors to transfer the best HSE practices throughout our value chain and extend our responsibility towards safety and the environment, with binding contractual agreements, monthly safety and environmental performance evaluations, annual compliance evaluations and the construction of capacities and competencies necessary to be in line with our health, safety, and environmental commitment.

We have a health and safety management plan focused on hazard identification and evaluation, including systematic tools implemented in all the operations involving both employees’ and contractors’ activities.

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

In 2023, our Health and Safety Management System (HSMS) was certified under the ISO standard: 45001:2018, including all Colombian operations. We also implemented our HSMS in our operations in other countries, such as Ecuador and Chile, based on corporate commitment.

Our Environmental Management System (EMS), certified under the ISO standard: 14001:2015 for our operations in Colombia, defines programs for the integral management of water resources; solid and liquid waste management; atmospheric emissions and energy; biodiversity and ecosystem services and training and awareness regarding the protection of the environment for employees and suppliers. In addition, it defines the roles and responsibilities of management regarding to the performance of our environmental issues.

Although we do not have a certified EMS in countries such as Ecuador and Chile, we have implemented the main programs contemplated by our corporate environmental commitment.

Our corporate environmental commitment is mainly based on the management of the following issues:

Integral water management

We recognize water as a strategic resource and axis of sustainable development in the territories. For this reason, we implement initiatives and strategies for saving and efficiently using the resource, and we focus our efforts on seeking efficiencies in the operation, on reusing water and on reducing environmental impacts and conflicts associated with water management.

We have an integral water management program that allows us to monitor the information needed to control its use and consumption, ensure compliance with our environmental permits and take the necessary measures to control the different activities where we use water.

All the waste waters generated in our operations is treated and disposed of in accordance with the environmental licenses.

In 2023, we did not use natural surface water sources in our permanent operations in the Llanos 34, Platanillo and Fell Blocks and we did not carry out any type of wastewater discharge into surface waterbodies, to avoid any potential conflict with the other users of this resource due to its quality or quantity. We are committed to eliminate any natural surface waterbody withdrawal in all our permanent operations (fields under development) by 2025, as well as continuing to maintain zero (0) direct discharges into surface water sources. We are making advancements to define the corporate water footprint under a recognized standard.

Biodiversity

Through our management, we articulate our efforts to avoid, mitigate and eliminate any impact that may represent a material risk to the biodiversity of the environment where we operate, applying the mitigation hierarchy to protect nature and use it sustainably. We recognize the importance of biodiversity in the areas of our interest since the planning stage of our projects. We are committed to avoiding operations in legally protected areas and taking into account biodiversity value and ecosystem services as a driver to design, planning and execute our projects. Ecosystem services are the services that nature provides to the people, such as fresh water, food, medicines, regulation of floods and soil erosion and carbon dioxide capture.

In addition, we compensate for our residual impact on biodiversity and, we participate and promote programs related to the rehabilitation, restoration, and conservation of high value ecosystems through strategic alliances for the conservation of biodiversity, strengthening social and cultural connections with nature, and promoting knowledge of the natural wealth of the countries we operate in.

Some of the projects related to biodiversity that contribute to the reduction of biodiversity loss, the promotion of conservation of the environment and the stability of ecosystems during 2023, included:

●	The donation of 1,600 hectares of land to the Manacacias National Park to be declared by the Colombian government as part of the biodiversity offset measurements of our activities in Llanos 34 block.
●	We continue being part of the Putumayo Regional Agreement for Biodiversity and Development, which integrates efforts by the private sector and national and regional entities to preserve the biodiversity and connectivity of this region of the Amazon. As part of this agreement, in 2023, we made an alliance with the Sinch Amazon Institute of Scientific Research, Wildlife Conservation Society - WCS and other Colombian O&G Company, to implement the project call “Ríos diversos” in order to characterize the water’s biological quality in the Putumayo watershed and study its relationship with the local communities.
●	In Ecuador, in the canton of Shushufindi, province of Sucumbios, we developed, in coordination with the local and provincial government, a project for the recovery of plant cover in areas of watercourses and estuaries with an ecosystem, landscape and watershed protection approach, in order to improve the natural balance and the biodiversity of the territory.
●	We actively participated in initiatives led by national and local governments in the countries where we operate focused on reducing deforestation and promote the restauration of disturbed areas. In 2023, we contributed by planting or donating more than 40,000 trees, as part of our environmental obligations and voluntary initiatives.

Climate change

Our response to climate change and our contribution to achieve the sustainable development goal number 13 of the United Nations is part of our plan to minimize Greenhouse Gas (GHG) emissions announced by us in November 2021, following approval of our board of directors:

●	35-40% GHG emissions intensity reduction of Scope 1 and 2 emissions by 2025;
●	40-60% GHG emissions intensity reduction of Scope 1 and 2 emissions by 2030; and
●	net zero Scope 1 and 2 emissions by or before 2050.

All our abovementioned goals are defined against a 2020 baseline.

These goals take into account the execution of some operational and environmental projects. The following projects are the most relevant achieved during 2023 in Colombia:

●	Both the interconnection of the core Llanos 34 Block to Colombia’s national grid and the dedicated 10MW solar photovoltaic plant, although completed during 2022, showed their full impact during 2023; and
●	the construction of permanent flare systems in our main fields in Colombia in compliance with current regulations.

Medium-term actions include energy efficiency, small-scale renewable projects, management of methane emissions, and potential participation in carbon markets, among others.

Longer-term actions may include carbon capture, use and storage projects, reforestation and afforestation initiatives.

As of the date of this annual report, we have other ongoing environmental initiatives related to climate adaptation, such as, in Colombia, we continue the execution of an agreement with the Institute of Hydrology, Meteorology and Environmental Studies (IDEAM) for the strengthening and modernization of the hydrometeorological monitoring network of the Orinoquía, in the hydrographic zone of the Meta River, which will contribute to improve water management, comprehensive risk management and climate change adaptation.

Integral waste management and circular economy

Regarding the proper management of solid waste generated by our activities, we focus our management on the principles of reduce, reuse, recycle and recover. In this way we ensure the mitigation of environmental impacts, while complying with applicable regulations. In 2023, we continue strengthening our circular economy strategic plan and the roadmap for its implementation. As part of this plan, we are carrying out more than 8 circular initiatives as part of the three (3) circularity models that we have prioritized: 1. Water management. 2. Waste management. 3. Use of GHG.

Spill Management

In 2023, we had zero recordable hydrocarbon spills (>=1Bbl uncontained) in our operations.

Our HSE Plan

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

Our health and safety practices and outcomes

We continue to improve and update management tools to strengthen our health and safety policy. We have implemented world-class programs focused on analyzing, assessing, and controlling hazards that may cause injury or illness to our employees, contractors, and visitors. Our main occupational health and safety programs are: the proactive observation program (POP), the authority to stop an activity (ADA), the safety operational standard (SOS), the incident reporting and investigation (IRIS), the road transportation safety (RTS), and the business continuity master plan (PMCN).

In 2023, we reached several significant milestones, among which the following stand out:

●	Our assets in Putumayo (Colombia) and Ecuador, which maintained a constant operation throughout 2023, had no recordable people incidents.
●	Record of hours worked, and kilometers travelled, 20% and 35% higher than 2022, respectively.
●	Total recordable injury rate (TRIR) and recordable vehicular incidents rate (MVC) goals achieved.
●	ISO 45001 certification.

As of December 31, 2023, and for the last twelve months, our HS indicators were the following:

●	People injury. Indicators calculated per 1,000,000 hours worked (for both employees and contractors):
●	Lost time injury rate (LTIR) of 0.48.
●	Total recordable incident rate (TRIR) of 0.67.
●	One fatal incident resulting from a vehicular accident involving one of our contractors.
●	Vehicle incidents, calculated per 1,000,000 kilometers travelled:
●	Recordable vehicular incidents rate (MVC) of 0.12.

The fatal incident reported above was the result of a vehicular accident in the Llanos 34 Block. Both the contractor and the Company conducted internal investigations and determined the incident was accidental in nature. Furthermore, with the intent of reinforcing safety in our operations, we carried out a third-party peer review of our risk management system to enhance our action plans in response to potential occurrence of similar events.

In 2023, we performed a third-party health and safety management system peer review, including more than 1,300 survey participants, 25 interviews / focus groups and documents review. As a result, we plan to implement a workplan focused on leadership, operative discipline, and contractor management.

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

Industry and regulatory framework

Colombia

Regulation of the oil and gas industry

The ANH is responsible for managing all exploration acreage not subject to previously existing association contracts with Ecopetrol. Two decades ago, the ANH began offering all undeveloped and unlicensed exploration areas in the country under concession-fashion Exploration and Production Contracts (“E&P contracts”) and Technical Evaluation Agreements, (or “TEAs”), which resulted in a significant increase in Colombian exploration activity and competition, according to the ANH. The regime for ANH’s contracts is set forth in Agreement 008 of 2004 and Agreement 004 of 2012. The Agreement 004 of 2012 regulates E&P contracts entered into from May 4, 2012, and onwards. E&P contracts signed before that date are still regulated by Agreement 008 of 2004. Due to the oil price crisis of 2015, the ANH implemented transitory measures through Agreements 002, 003, 004 and 005 of 2015. On May 18, 2017, the ANH issued Agreement 002, which replaced Agreement 004 of 2012 and transitory measures adopted in 2014 and 2015. Agreement 002 of 2017 established rules for granting hydrocarbon areas and adopted criteria for the exploration and exploitation of hydrocarbons owned by Colombia, including the selection of contractors, and management, execution, termination, liquidation, monitoring, control, and supervision of corresponding contracts. Agreement 002 of 2017 (compiled by Acuerdo 009 of 2021) regulates contracts entered into from May 18, 2017, and onwards. E&P contracts entered into before that date are still regulated by the agreements under which they were executed. Since 2004, the ANH has promoted several bidding processes resulting in various E&P contracts.

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

In September 2023, the ANH issued Agreement 06, 2023, with the purpose of promoting exploration by granting extensions of exploratory and evaluation periods and the possibility for contractors to maintain areas for a longer period of time in exchange for additional exploratory commitments in the areas.

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

Resolution 18-1495 of 2009, modified by Resolution 40048 of 2015, establishes a series of regulations regarding hydrocarbon exploration and exploitation. In the E&P contracts, operators are afforded access to blocks by committing to perform an exploratory work program. These E&P contracts provide companies with 100% of new production, less the participation of the ANH, which participation may differ for each E&P contract and depends on the percentage that each company has offered to the ANH to be granted with a block, applicable royalties and revenue taxes. In addition, the Colombian government also introduced TEAs, in which companies that enter into TEAs are the only ones to have the right to explore, evaluate and select desirable exploration areas by executing seismic and /or drilling stratigraphic wells and to propose work commitments on those areas, and have a preemptive right to enter into an E&P contract (Right to convert the TEA contract into an E&P contract), thereby providing companies with low-cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. Under a TEA, the contractor commits to exclusively perform the committed exploration activities.

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

In 2022, ANH launched Ronda Colombia 2021 with an addition to the terms of reference to include the Exclusivity Economic Value (EEV). The EEV includes both the minimum amount required by the ANH and the additional amount eventually included in the proposal, and which should be offered by the initial offers and counteroffers to surpass the initial proposal and equalize or exceed the most favorable counteroffer presented in each round. EEV is represented in the number of exploratory wells offered by a company to be drilled during the E&P contract’s exploratory phase of six years. The companies should offer at least 1 EEV (minimum accepted by ANH) and grant a stand-by letter of credit for 100% of the estimated value of the well as per ANH’s reference values. In the event the company does not comply with the offered EEV, the letter of credit will be enforced by ANH. ANH granted 30 areas in Ronda Colombia 2021 in which we did not participate. However, Parex transferred to us a 50% non-operated working interest in the CPO4-1 Exploration and Production Contract, which was granted to it under Ronda Colombia 2021.

Taxation

The Tax Statute and Law 9 of 1991 provide the primary features of the oil and gas industry’s tax and foreign exchange system in Colombia. Generally, national taxes under the general tax statute apply to all taxpayers, regardless of industry.

The latest tax reform was enacted in December 2022, including modifications to the corporate income tax rate and the tax treatment of royalties, in-kind and in cash. However, in November 2023, the Constitutional Court ruled that the modification that prohibited the deduction of royalties is unconstitutional, and such deductions are allowed as was the case until 2022. See Note 16 to our Consolidated Financial Statements.

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

The Ministry of Energy and Non-Renewable Natural Resources (“Ministry of Energy”) regulates and oversees all hydrocarbon-related activities in the country, including exploration, production, transportation, refining and marketing. The Ministry of Energy has absorbed the functions and duties of the Secretariat of Hydrocarbons and, through the Vice-Ministry of Hydrocarbons, oversees awarding, executing and monitoring contracts with private companies for the exploration and production of hydrocarbons. On the other hand, the Agency for Regulation and Control of Energy and Non-Renewable Natural Resources (“ARCERNNR” for its Spanish acronym) has the legal duty to oversee, audit, collect levies and duties on operations, and conduct accounting control of all upstream and downstream hydrocarbon operations.

The Ministry of the Environment, Water and Ecological Transition of Ecuador (“MAATE” for its Spanish acronym) has the legal competence for granting environmental licenses for all oil and gas activities and to ensure such operations are conducted in compliance with environmental laws and regulations. The MAATE is independent from the Ministry of Energy.

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

Background for Contract types for Private Investment in Petroleum

During almost 50 years, Ecuador has been producing oil, through two types of contracts: production-sharing contracts and service contracts. Traditionally, the government has imposed service contracts when the price of oil was high and production-sharing contracts when the price of oil was low. In 2010, a legal reform required all oil companies that were operating under the umbrella of production-sharing contracts to transform their contracts into service contracts.

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

In July 2018, Executive Decree No. 449 reinstated the production-sharing type of contracts locally referred to as Participation Contracts. In 2019, the Ministry of Energy executed several Participation Contracts for exploration and exploitation of hydrocarbons.

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

Basically, the taxes are:

●	employee profit-sharing (15 per cent of net profits before income tax);
●	25 per cent income tax rate;
●	12 per cent value-added tax;
●	money outflow tax, applied to remittances abroad, except when it comes to distribution of profits, with the following rates: 4% until January 31, 2023, 3.75% from February 1, 2023, to June 30, 2023, 3.5% from July 1, 2023, to December 30, 2023 and 2% from December 31, 2023 onwards;
●	municipal taxes; and
●	other fees and contributions charged by petroleum oversight authorities.

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

Concessions

In addition to opening the Brazilian oil and natural gas industry to private investment, the Brazilian Petroleum Law created new institutions, including the ANP, to regulate and control activities in the sector. As part of this mandate, the ANP is responsible for licensing concession rights for the exploration, development and production of oil and natural gas in Brazil’s sedimentary basins through a transparent and competitive bidding process. The ANP has conducted 17 bidding rounds for exploration concessions from 1999 through 2021, four open acreage bid rounds, 6th Production Sharing Bidding Round and two Transfer of Right Surplus Bidding Round.

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

With the effectiveness of the Brazilian Petroleum Law and the regulations promulgated by the ANP, concessionaires are required to pay the Brazilian federal government the following: license fees, rent for the occupation or retention of areas, special participation fee, and royalties on production.

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

Additionally, in 2018, GeoPark Brazil was granted a tax benefit issued by SUDENE (Northeastern Development Superintendence), by means of the Constitutive Act No. 0069/2018, which approved the tax incentive to reduce by 75% the Income Tax and Additions, calculated over the company exploration profits, based on Article 1 of the Provisory Measure 2,199-14 of August 24, 2001, in accordance with the requirements established by the Decree 6,539 of August 18, 2008.

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

Chile

Regulation of the oil and gas industry

Under article 24 of the Chilean Constitution, the state is the exclusive owner of all mineral and fossil substances, including hydrocarbons, regardless of who owns the land on which the reserves are located. The exploration and exploitation of hydrocarbons may be carried out by the state, companies owned by the state or private entities through administrative concessions granted by the President of Chile by Supreme Decree or CEOPs (administrative contract for the provision of oilfield services) executed by the Minister of Energy. Exploitation rights granted to private companies are subject to special taxes and/or royalty payments. The hydrocarbon exploration and exploitation industry are supervised by the Chilean Ministry of Energy.

In Chile, a participant is granted rights to explore and exploit certain assets under a CEOP. If a participant breaches certain obligations under a CEOP, the participant may lose the right to exploit certain areas or may be required to return all or a portion of the awarded areas to Chile with no right of compensation. Although the government of Chile cannot unilaterally modify the rights granted in the CEOP once it is signed, exploration and exploitation are nonetheless subject to significant government regulations, such as regulations concerning the environment, tort liability, health and safety, and labor.

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

Argentina

Regulatory framework

The Hydrocarbon Law No. 17,319 enacted in 1967 continues in force until today, subject to amendments introduced by the Laws No. 24,145, 26,197 and 27,007. A bill to amend the Hydrocarbons Law 17,319 was presented by the National Executive Branch to the National Congress in December 2023 and continues under study as of March 2024.

The Hydrocarbon Law No. 17,319 provided for the existence of a state-owned oil & gas company (originally, YPF) for whom private companies initially served as service contractors or joint venture partners. But it also provided for a concession & royalty system which became the prevailing contractual granting instrument after the deregulation of petroleum activities introduced by Decrees No. 1055/89, 1212/89 and 1589/89 (the “Petroleum Deregulation Decrees”) and the YPF Privatization Law 24,145 enacted in 1992.

On May 3, 2012, the Argentine Congress passed the Hydrocarbons Sovereignty Law 26,741 which (i) impaired the Deregulation Decrees; (ii) declared that achieving self-sufficiency in the supply of hydrocarbons, shall be a national public interest and a priority for Argentina; and (iii) expropriated 51% of the share capital of YPF then owned by the Spanish company Repsol.

Domain and Jurisdiction of hydrocarbons resources

After a constitutional reform enacted in 1994, eminent domain over hydrocarbon resources lying in the territory of a provincial state is now vested in such provincial state, while eminent domain over hydrocarbon resources lying offshore on the continental platform beyond the jurisdiction of the coastal provincial states is vested in the federal state. Thus, oil and gas exploration permits, and exploitation concessions are now granted by each provincial government.

Hydrocarbon Exports and Self-Sufficiency

Achieving self-sufficiency has been an energy policy goal from the early days of the industry. Supply privileges favoring the domestic market over the export market, including hydrocarbon export restrictions, domestic price controls, price subsidies, export duties and domestic market supply obligations have been implemented several times throughout Argentina´s history.

Hydrocarbon Exploitation Concessions Terms

With regards to concessions, three types of exploitation concessions are provided: (i) 25-years conventional concessions; (ii) 35-years unconventional hydrocarbon concessions and (iii) 30-years offshore concessions.

With regards to royalties, the standard royalty rate is 12%, but incremental 3% rates are provided to apply when a concession holder elects to renew an ongoing concession at the end of its term, subject to a cap of 18%. The payment of an extension bonus to the government is also provided for a maximum amount equal to 2% of the remaining proven reserves at the end of effective term of the concession valued at the average basin price applicable to the respective hydrocarbons during the immediate past 2 years.

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

Foreign Exchange Restrictions

Since September 1, 2019, wide foreign exchange restrictions were re-established in Argentina. Different promotional investment regimes (such as National Decree 929/2013 and National Decree 277/2022) were with a view to lessening such restrictions on new hydrocarbon investments projects. But foreign exchange restrictions continue to limit remittances of dividends, financial and commercial obligations with foreign creditors.

Environmental

Hydrocarbon operations are subject to concurrent national and provincial environmental statutes and regulations, and to the concurrent jurisdiction of national and provincial environmental and hydrocarbon enforcement authorities. The different hydrocarbon producing provincial states have enacted and enforce comprehensive environmental decommissioning, restoration and remediation frameworks.

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

For the year ended December 31, 2023, we made total capital expenditures of US$199.0 million (US$178.1 million and US$20.9 million in Colombia and Ecuador, respectively), consisting of US$73.2 million related to exploration.

Oil prices have been volatile, particularly since the start of the COVID-19 pandemic and the armed conflict in Ukraine. In preparation for continued volatility, we have developed multiple scenarios for our 2024 capital expenditure program. See “Item 4. Information on the Company—B. Business Overview—2024 Strategy and Outlook.”

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. The price realized for the oil we produce is generally linked to Brent. The price realized for the natural gas we produced in Chile was linked to the international price of methanol, which is settled in the international markets in US$. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions, and a variety of additional factors. For example, during the four-year period from March 1, 2020, to February 29, 2024, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel.

We seek to partially mitigate our exposure to crude oil price volatility using derivatives by hedging a portion of our production for a limited period going forward. We use a combination of options to manage our production’s exposure to commodity price risk, which considers forecasted production and budget price levels, among other factors. For further information related to Commodity Risk Management Contracts, please see Note 8 to our Consolidated Financial Statements.

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

In Chile, the price of oil we sold to ENAP was based on Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others. We had a long-term gas supply contract with Methanex. The price of the gas sold under this contract was determined by a formula that considered a basket of international methanol prices, including US and European price indices.

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$42.4 million (US$47.3 million in 2022).

Production and operating costs

Our production and operating costs consist primarily of expenses associated with the production of oil and gas, the most significant of which are facilities and wells maintenance (including pulling works), labor costs, contractor and consultant fees, chemical analysis, royalties, economic rights, and consumables, among others. Our production costs may vary as a consequence of the increase or decrease of commodity prices and other factors, such as the increase in energy costs occurred in 2023 due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power. We have historically not hedged our costs to protect against fluctuations.

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

Contractual obligations

In order to protect our exploration and production rights in our licensed areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P contracts and concession agreements. The costs to maintain or operate our licensed areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various E&P contracts, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries and file periodic reports in order to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

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

On January 16, 2020, we acquired the 100% share capital of Amerisur. Considering that Amerisur issued financial information monthly, we considered the identified assets and liabilities as of December 31, 2019. If the purchase price allocation exercise had been carried out as of January 16, 2020, it would not have deferred significantly.

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

Geographical segment reporting

In the description of our results of operations that follow, our “Other” operations reflect our non-Colombian, non-Ecuadorian, non-Brazilian, non-Chilean and non-Argentine operations, primarily consisting of our corporate head office operations.

As of December 31, 2023, we divided our business into five geographical segments—Colombia, Ecuador, Brazil, Chile and Argentina—that corresponded to our principal jurisdictions of operation. Activities not falling into these five geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

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

The derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022, were accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts were recognized immediately as gains or losses in the results of the periods in which they occur as part of the Commodity risk management contracts line item in the Consolidated Statement of Income.

The derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023, and onwards are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserves within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Consolidated Statement of Income.

Production and operating costs

Production and operating costs are recognized on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, royalties and economic rights in cash are also included within this account. For a description of our production and operating costs, see “—Factors affecting our results of operations.”

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

Our administrative expenses for the year ended December 31, 2023, decreased by US$6.1 million, or 12%, compared to the year ended December 31, 2022, mainly due to higher overhead related to joint operations, and a one-time share-based payment made to the Group´s former CEO in 2022, as part of his transition agreement described in “Item 6. Directors, Senior Management and Employees – B. Compensation – CEO Transition Agreement.”

Selling expenses

Selling expenses are recognized on the accrual basis of accounting and consist primarily of transportation, storage costs and selling taxes.

Our selling expenses for the year ended December 31, 2023, increased by US$5.1 million, or 64%, compared to the year ended December 31, 2022, mainly due to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

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

During 2023, we recognized write-off of unsuccessful exploration efforts of US$29.6 million (US$25.8 million in 2022). See Note 20 to our Consolidated Financial Statements.

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

During 2023, we recognized a net impairment loss of US$13.3 million in the Fell Block due to the known selling price of the related net assets in the context of the divestment transaction of the Chilean business. See Note 36.1 in our Consolidated Financial Statements. During 2022, no impairment losses were recognized or reversed.

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

In preparation for continued volatility, we have developed multiple scenarios for our 2024 capital expenditure program. See “Item 4. Information on the Company –B. Business Overview—2024 Strategy and Outlook.”

Year ended December 31, 2023, compared to year ended December 31, 2022

The following table summarizes certain of our financial and operating data for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
			% Change from
	2023	2022	prior year

	(in thousands of US$, except for percentages)

Revenue
Sale of crude oil	726,947	1,004,775	(28)%
Sale of purchased crude oil	5,464	9,454	(42)%
Sale of gas	25,024	35,350	(29)%
Commodity risk management contracts designated as cash flow hedges	(810)	—	100%
Revenue	756,625	1,049,579	(28)%
Commodity risk management contracts	—	(70,221)	(100)%
Production and operating costs	(232,325)	(359,779)	(35)%
Geological and geophysical expenses	(11,192)	(10,529)	6%
Administrative expenses	(43,969)	(50,024)	(12)%
Selling expenses	(13,084)	(7,995)	64%
Depreciation	(120,934)	(96,692)	25%
Write-off of unsuccessful exploration efforts	(29,563)	(25,789)	15%
Impairment loss recognized for non-financial assets	(13,332)	—	100%
Other (expenses) income	(21,319)	527	(4,145)%
Operating profit	270,907	429,077	(37)%
Financial expenses	(45,815)	(57,073)	(20)%
Financial income	6,237	3,180	96%
Foreign exchange (loss) gain	(16,820)	19,725	(185)%
Profit before income tax	214,509	394,909	(46)%
Income tax expense	(103,441)	(170,474)	(39)%
Profit for the year	111,068	224,435	(51)%

Net production volumes
Oil (mbbl)(2)	12,395	12,786	(3)%
Gas (mcf)(3)	5,705	7,864	(27)%
Total net production (mboe)	13,345	14,096	(5)%
Average net production (boepd)	36,563	38,620	(5)%
Average realized sales price
Oil (US$ per bbl)	67.0	82.2	(18)%
Gas (US$ per mmcf)	4.6	4.8	(4)%
Average unit costs per boe (US$)
Operating cost	12.5	8.0	57%
Royalties and economic rights in cash	7.2	18.8	(62)%
Production costs(1)	19.6	26.8	(27)%
Geological and geophysical expenses	0.9	0.8	21%
Administrative expenses	3.7	3.7	(0)%
Selling expenses	1.1	0.6	86%
(1)	Calculated pursuant to FASB ASC 932.
(2)	We present production figures before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes. Oil production figures presented on page F-70 are net of royalties, economic rights and government’s production share.
(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-71 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
	2023							2022
	Colombia	Ecuador	Brazil	Chile	Argentina	Other	Total	Colombia	Ecuador	Brazil	Chile	Argentina	Other	Total

	(in thousands of US$)
Revenue	702,401	19,097	14,019	15,644	—	5,464	756,625	978,423	10,671	19,873	29,196	1,962	9,454	1,049,579
Depreciation	(101,666)	(7,096)	(2,332)	(9,815)	(22)	(3)	(120,934)	(78,775)	(788)	(2,796)	(14,076)	(254)	(3)	(96,692)
Impairment and write-off	(29,563)	—	—	(13,332)	—	—	(42,895)	(21,318)	(4,471)	—	—	—	—	(25,789)

Revenue

For the year ended December 31, 2023, crude oil sales were our principal source of revenue, with 96%, 1% and 3% of our total revenue from crude oil, purchased crude oil and gas sales, respectively. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2022, to the year ended December 31, 2023.

	For the year ended
	December 31,
	2023	2022

	(in thousands of US$)
Consolidated
Sale of crude oil	726,947	1,004,775
Sale of purchased crude oil	5,464	9,454
Sale of gas	25,024	35,350
Commodity risk management contracts designated as cash flow hedges	(810)	—
Total	756,625	1,049,579

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
By country
Colombia	702,401	978,423	(276,022)	(28)%
Ecuador	19,097	10,671	8,426	79%
Brazil	14,019	19,873	(5,854)	(29)%
Chile	15,644	29,196	(13,552)	(46)%
Argentina	—	1,962	(1,962)	(100)%
Other	5,464	9,454	(3,990)	(42)%
Total	756,625	1,049,579	(292,954)	(28)%

Revenue decreased 28%, from US$1,049.6 million for the year ended December 31, 2022, to US$756.6 million for the year ended December 31, 2023, as a result of lower realized prices and lower deliveries. Sales of crude oil decreased due to lower realized prices and lower sold volumes of 10.9 mmbbl in the year ended December 31, 2023, compared to 12.2 mmbbl in the year ended December 31, 2022, and resulted in net revenue of US$726.9 million for the year ended December 31, 2023, compared to US$1,004.8 million for the year ended December 31, 2022. In addition, sales of gas decreased from US$35.4 million for the year ended December 31, 2022, to US$25.0 million for the year ended December 31, 2023, due to lower natural gas deliveries and lower realized prices.

The decrease in 2023 net revenue of US$293.0 million is mainly explained by:

●	a decrease of US$276.0 million in Colombia, due to lower realized prices and lower deliveries;
●	an increase of US$8.4 million in Ecuador, mainly due to higher deliveries partially offset by lower realized oil prices;

●	a decrease of US$5.9 million in Brazil, mainly due to lower gas deliveries, partially offset by higher realized gas prices;
●	a decrease of US$13.6 million in Chile, due to lower realized prices and lower deliveries;
●	a decrease of US$2.0 million in Argentina due to the divestment of the Aguada Baguales, Puesto Touquet and El Porvenir Blocks on January 31, 2022; and
●	a decrease of US$4.0 million due to lower trading operation performed by the holding company, GeoPark Limited.

Revenue attributable to our operations in Colombia for the year ended December 31, 2023, was US$702.4 million, compared to US$978.4 million for the year ended December 31, 2022, representing 92.8% and 93.2% of our total consolidated sales, respectively. The decrease is related to a decrease in the average realized price per barrel of crude oil from US$82.7 per barrel to US$66.9 per barrel, primarily due to lower reference international prices, in addition to a decrease in oil deliveries from 11.8 mmbbl to 10.5 mmbbl.

Revenue attributable to our operations in Ecuador for the year ended December 31, 2023, was US$19.1 million, a 79% increase from US$10.7 for the year ended December 31, 2022. This increase was mainly due to higher oil deliveries from 0.12 mmboe for the year ended December 31, 2022, to 0.27 mmboe for the year ended December 31, 2023, principally as a result of the successful drilling campaign in the Perico Block during the year, partially offset by lower realized oil prices from US$89.9 per boe for the year ended December 31, 2022, to US$69.9 per boe for the year ended December 31, 2023. The contribution to our revenue from our operations in Ecuador during the year ended December 31, 2023, and 2022, was 2.5% and 1.0%, respectively.

Revenue attributable to our operations in Brazil for the year ended December 31, 2023, was US$14.0 million, a 29% decrease from US$19.9 million for the year ended December 31, 2022, principally due to lower gas deliveries from 0.5 mmboe for the year ended December 31, 2022, to 0.3 mmboe for the year ended December 31, 2023, to respond to the lower gas demand in Brazil, partially offset by higher realized gas prices from US$38.3 per boe for the year ended December 31, 2022, to US$39.0 per boe for the year ended December 31, 2023. The contribution to our revenue from our operations in Brazil during the years ended December 31, 2023, and 2022, was 1.9%, in both years.

Revenue attributable to our operations in Chile for the year ended December 31, 2023, was US$15.6 million, compared to US$29.2 million for the year ended December 31, 2022, principally due to (1) a decrease in oil sales by US$9.4 million reflecting lower average realized prices per barrel of crude oil from US$94.7 per barrel for the year ended December 31, 2022, to US$68.0 per barrel for the year ended December 31, 2023, and a decrease in oil deliveries from 0.15 mmbbl to 0.07 mmbbl, and, (2) a decrease in gas sales by US$4.1 million reflecting lower deliveries and lower average realized prices from US$22.7 per boe for the year ended December 31, 2022, to US$20.5 per boe for the year ended December 31, 2023. The contribution to our revenue during the years ended December 31, 2023, and 2022, from our operations in Chile was 2.1% and 2.8%, respectively.

For the year ended December 31, 2023, no revenue was generated from our operations in Argentina due to the divestment of the Aguada Baguales, Puesto Touquet and El Porvenir Blocks on January 31, 2022. For the year ended December 31, 2022, revenue was US$2.0 million which contributed in a 0.2% to our revenue.

Revenue attributable to our trading operation performed by the holding company, GeoPark Limited, for the year ended December 31, 2023, was US$5.5 million, compared to US$9.5 million for the year ended December 31, 2022. The contribution to our revenue from our trading operation during the year ended December 31, 2023, and 2022, was 0.7% and 0.9%, respectively.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2023 and 2022.

	For the year ended December 31,
			% Change
	2023	2022	from prior year

	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Ecuador, Brazil, Chile and Other)
Royalties in cash	(12,845)	(63,298)	(80)%
Economic rights in cash	(72,032)	(188,989)	(62)%
Staff costs and share-based payments	(14,639)	(14,069)	4%
Well and facilities maintenance	(26,089)	(20,779)	26%
Operation and maintenance	(8,143)	(6,545)	24%
Consumables	(37,556)	(21,789)	72%
Equipment rental	(4,314)	(7,580)	(43)%
Transportation costs	(5,850)	(4,021)	45%
Field camp	(6,546)	(4,070)	61%
Safety and insurance costs	(5,487)	(3,745)	47%
Personnel transportation	(3,363)	(2,480)	36%
Consultant fees	(2,291)	(2,133)	7%
Gas plant costs	(1,865)	(1,680)	11%
Non-operated blocks costs	(20,421)	(12,650)	61%
Crude oil stock variation	(2,004)	6,449	(131)%
Purchased crude oil	(4,666)	(7,929)	(41)%
Other costs	(4,214)	(4,471)	(6)%
Total	(232,325)	(359,779)	(35)%

	Year ended December 31,
	2023					2022
	Colombia	Ecuador	Brazil	Chile	Other	Colombia	Ecuador	Brazil	Chile	Argentina	Other

	(in thousands of US$)
By country
Royalties in cash	(11,201)	—	(1,096)	(548)	—	(60,314)	—	(1,546)	(1,165)	(273)	—
Economic rights in cash	(72,032)	—	—	—	—	(188,989)	—	—	—	—	—
Staff costs and share-based payments	(12,006)	(30)	(2)	(2,601)	—	(10,647)	(38)	(5)	(3,180)	(199)	—
Well and facilities maintenance	(23,280)	(2)	(1,439)	(1,368)	—	(13,670)	(191)	(1,732)	(5,029)	(157)	—
Operation and maintenance	(8,143)	—	—	—	—	(6,240)	—	—	—	(305)	—
Consumables	(36,078)	(121)	—	(1,357)	—	(19,727)	(16)	—	(1,917)	(129)	—
Equipment rental	(3,461)	(838)	—	(15)	—	(7,372)	(148)	—	—	(60)	—
Transportation costs	(5,145)	(73)	—	(632)	—	(3,163)	(3)	—	(848)	(7)	—
Field camp	(5,761)	(9)	—	(776)	—	(3,239)	—	—	(795)	(36)	—
Safety and insurance costs	(5,075)	(45)	(183)	(184)	—	(3,321)	—	(217)	(195)	(12)	—
Personnel transportation	(3,211)	(45)	—	(107)	—	(2,334)	(9)	—	(83)	(54)	—
Consultant fees	(2,241)	(42)	(8)	—	—	(2,067)	(51)	(3)	—	(12)	—
Gas plant costs	(131)	—	(1,734)	—	—	—	—	(1,375)	(241)	(64)	—
Non-operated blocks costs	(12,168)	(8,145)	(108)	—	—	(6,618)	(5,817)	(215)	—	—	—
Crude oil stock variation	(1,012)	(891)	—	(101)	—	3,652	3,053	—	(235)	(21)	—
Purchased crude oil	—	—	—	—	(4,666)	—	—	—	—	—	(7,929)
Other costs	(3,301)	—	(376)	(537)	—	(3,577)	—	(206)	(438)	(250)	—
Total	(204,246)	(10,241)	(4,946)	(8,226)	(4,666)	(327,626)	(3,220)	(5,299)	(14,126)	(1,579)	(7,929)

Consolidated production and operating costs decreased 35%, from US$359.8 million for the year ended December 31, 2022, to US$232.3 million for the year ended December 31, 2023, primarily due to a decrease in royalties and economic rights paid in-cash, partially offset by an increase in consumables due to higher energy costs in Colombia and an increase in non-operated block costs due to higher activities in the CPO-5 and Perico Blocks in Colombia and Ecuador.

Production and operating costs in Colombia decreased by 38%, to US$204.2 million for the year ended December 31, 2023, as compared to US$327.6 million for the year ended December 31, 2022, primarily due to lower royalties and economic rights which decreased by US$249.3 million, mainly due to a decrease in the mix of royalties and economic rights paid “in-cash” as compared to royalties and economic rights paid “in-kind”, and lower international prices, partially offset by an increase in consumables due to higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power and an increase in non-operated block costs due to higher activities in the CPO-5 Block.

Production and operating costs in Ecuador were US$10.2 million for the year ended December 31, 2023, compared to US$3.2 million the year ended December 31, 2022. The increase was mainly the result of higher deliveries that increased 130% during 2023, compared to 2022, and higher activity in the Perico block.

Production and operating costs in Brazil decreased by 7%, to US$4.9 million for the year ended December 31, 2023, as compared to the year ended December 31, 2022, mainly resulting from lower royalties due to a decrease in gas deliveries and maintenance activities in the Manati Block. Operating costs per boe increased to US$10.9 per boe for the year ended December 31, 2023, from US$7.4 per boe for the year ended December 31, 2022, due to lower gas deliveries during 2023.

Production and operating costs in Chile decreased by 42% to US$8.2 million due to lower well intervention and maintenance activities in the Fell Block. Operating costs per boe decreased to US$13.0 per boe in 2023 from US$16.1 per boe in 2022.

Purchases of crude oil for the trading operation performed by the holding company, GeoPark Limited, amounted to US$4.7 million and US$7.9 million for the years ended December 31, 2023, and 2022, respectively.

No production and operating costs were recorded in Argentina for the year ended December 31, 2023, due to the divestment of the Aguada Baguales, Puesto Touquet and El Porvenir Blocks on January 31, 2022.

Geological and geophysical expenses

Geological and geophysical expenses increased by 6%, from US$10.5 million for the year ended December 31, 2022, to US$11.2 million for the year ended December 31, 2023, as the result of higher exploratory activities.

Administrative costs

Administrative costs decreased by 12%, from US$50.0 million for the year ended December 31, 2022, to US$44.0 million for the year ended December 31, 2023, primarily as the result of higher overhead related to joint operations, and a one-time share-based payment made to the Group´s former CEO in 2022 as part of his transition agreement described in “Item 6. Directors, Senior Management and Employees – B. Compensation – CEO Transition Agreement.”

Selling expenses

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	(10,976)	(5,887)	(5,089)	86%
Ecuador	(1,850)	(1,676)	(174)	10%
Chile	(258)	(328)	70	(21)%
Argentina	—	(104)	104	(100)%
Total	(13,084)	(7,995)	(5,089)	64%

Selling expenses increased by 64%, from US$8.0 million for year ended December 31, 2022, to US$13.1 million for the year ended December 31, 2023, primarily due to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Commodity risk management contracts

As from January 1, 2023, commodity risk management contracts are designated and qualify as cash flow hedges, so that realized gains or losses are recorded within Revenue while unrealized gain and losses are recorded in the Reserves line item within Equity.

We recorded a net loss of US$70.2 million for the year ended December 31, 2022, composed by a realized and an unrealized portion. The realized loss of US$83.2 million reflected Brent oil prices above ceiling prices of the commodity risk management contracts settled during the period and the unrealized gain of US$13.0 million reflected the reclassification to realized loss of the previously mentioned settled contracts.

Depreciation

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	(101,666)	(78,775)	(22,891)	29%
Ecuador	(7,096)	(788)	(6,308)	801%
Brazil	(2,332)	(2,796)	464	(17)%
Chile	(9,815)	(14,076)	4,261	(30)%
Argentina	(22)	(254)	232	(91)%
Other	(3)	(3)	—	—%
Total	(120,934)	(96,692)	(24,242)	25%

Depreciation charges increased by 25% from US$96.7 million for the year ended December 31, 2022, to US$120.9 million for the year ended December 31, 2023, primarily due to an increase in the depreciation cost per boe in Colombia as a consequence of lower proved and probable reserves at the end of 2022 in the CPO-5 and Llanos 34 Blocks, and higher production sold in Ecuador, partially offset by lower production sold in Chile.

Operating profit

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	321,512	443,584	(122,072)	(28)%
Ecuador	(1,912)	(1,033)	(879)	85%
Brazil	4,514	10,521	(6,007)	(57)%
Chile	(21,878)	(728)	(21,150)	2,905%
Argentina	(11,189)	923	(12,112)	(1,312)%
Other	(20,140)	(24,190)	4,050	(17)%
Total	270,907	429,077	(158,170)	(37)%

We recorded an operating profit of US$270.9 million for the year ended December 31, 2023, compared to US$429.1 million for the year ended December 31, 2022, as a result of the reasons described above.

In 2023, we recorded a write-off of unsuccessful exploration efforts of US$29.6 million that corresponded to three unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia), an unsuccessful exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

During 2023, we also recognized an impairment loss of US$13.3 million in the Fell Block due to the known selling price of the related net assets in the context of the divestment transaction of the Chilean business. In addition, we recorded termination and other costs incurred from the divestment process in Chile, including a provision for investment commitments maintained by GeoPark after the transaction, for a total amount of US$9.7 million, together with the amount paid for transferring the working interest in the Los Parlamentos Block in Argentina to the joint operation partner of US$7.0 million.

In 2022, we recorded a write-off of unsuccessful exploration efforts of US$25.8 million that corresponded to exploration costs incurred in previous years in the Tacacho and Terecay Blocks (Colombia), four exploratory wells drilled in the CPO-5, Platanillo, Llanos 34 and Llanos 94 Blocks (Colombia), and certain exploration costs incurred in the Espejo Block (Ecuador). No impairment losses were recognized during 2022.

Financial results

Net financial results decreased 27% to US$39.6 million for the year ended December 31, 2023, as compared to US$53.9 million for the year ended December 31, 2022, mainly resulting from the deleveraging process executed during 2021 and 2022 that resulted in significant debt reduction with extended maturities and lower costs of debt.

Foreign exchange (loss) gain

Foreign exchange difference was a loss of US$16.8 million for the year ended December 31, 2023, compared to a gain of US$19.7 million for the year ended December 31, 2022. The results in both years mainly correspond to the effect of the fluctuation of the local currency in Colombia on the liabilities held in that currency, such as the income tax payable, the provision for asset retirement obligation and other environmental liabilities, and the lease liabilities. The Colombian Peso revalued by 21% in 2023 and devalued by 21% in 2022.

Profit before income tax

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	287,243	460,561	(173,318)	(38)%
Ecuador	(3,188)	(1,469)	(1,719)	117%
Brazil	5,504	11,119	(5,615)	(50)%
Chile	(23,462)	(2,491)	(20,971)	842%
Argentina	(6,933)	(4,337)	(2,596)	60%
Other	(44,655)	(68,474)	23,819	(35)%
Total	214,509	394,909	(180,400)	(46)%

For the year ended December 31, 2023, we recorded a profit before income tax of US$214.5 million, compared to a profit of US$394.9 million for the year ended December 31, 2022, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	(96,770)	(162,565)	65,795	(40)%
Ecuador	198	(780)	978	(125)%
Brazil	(396)	(3,566)	3,170	(89)%
Chile	(3,878)	(525)	(3,353)	639%
Other	(2,595)	(3,038)	443	(15)%
Total	(103,441)	(170,474)	67,033	(39)%

Our effective tax rate was 48% for the year ended December 31, 2023, compared to 43% in 2022. The increase in the effective tax rate was primarily due to higher statutory income tax rate applicable to companies engaged in the extraction of crude oil in Colombia, partially offset by the effect of the revaluation of the local currency in Colombia on the tax bases of property, plant and equipment.

In 2023 and 2022, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable in 2023, as a result of a tax reform approved in November 2022, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The applicable surcharge for 2023 was 10%.

Profit for the year

	Year ended December 31,		Change from prior year
	2023	2022		%

	(in thousands of US$, except for percentages)
Colombia	190,473	297,996	(107,523)	(36)%
Ecuador	(2,990)	(2,249)	(741)	33%
Brazil	5,108	7,553	(2,445)	(32)%
Chile	(27,341)	(3,016)	(24,325)	807%
Argentina	(6,933)	(4,337)	(2,596)	60%
Other	(47,249)	(71,512)	24,263	(34)%
Total	111,068	224,435	(113,367)	(51)%

For the year ended December 31, 2023, we recorded a net profit of US$111.1 million as a result of the reasons described above, compared to a net profit of US$224.4 million for the year ended December 31, 2022.

Year ended December 31, 2022, compared to year ended December 31, 2021

For a discussion of the results of our operations for the year ended December 31, 2022, compared to the year ended December 31, 2021, please refer to “Item 5.—A. Operating Results—Results of Operations for the Year Ended December 31, 2022, compared to the year ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022.

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

Our principal sources of liquidity have historically been contributed shareholder equity, debt financings and cash generated by our operations. We have also in the past entered into offtake and prepayment agreements. For further information on our funding through debt and equity capital markets, see “Item 4. Information on the Company—A. History and Development of the Company—Funding.”

We believe that our current operations and 2024 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies. See “Item 4. Information on the Company—B. Business Overview—2024 Strategy and Outlook.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2024 Strategy and Outlook”.

In the year ended December 31, 2023, we had total capital expenditures related to the purchase of property, plant and equipment of US$199.0 million (US$178.1 million and US$20.9 million in Colombia and Ecuador, respectively).

In the year ended December 31, 2022, we had total capital expenditures related to the purchase of property, plant and equipment of US$168.8 million (US$139.2 million, US$18.5 million, US$11.1 million and US$0.1 million in Colombia, Ecuador, Chile and Argentina, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2023	2022	2021

	(in thousands of US$)
Cash flows from (used in)
Operating activities	300,938	467,471	216,777
Investing activities	(198,590)	(153,673)	(126,558)
Financing activities	(98,721)	(286,552)	(190,442)
Net increase (decrease) in cash and cash equivalents	3,627	27,246	(100,223)

Cash flows from operating activities

For the year ended December 31, 2023, cash flows from operating activities were US$300.9 million, a 36% decrease from US$467.5 million for the year ended December 31, 2022, mainly resulting from the decrease in revenues reflecting lower oil and gas prices in 2023.

For the year ended December 31, 2022, cash flows from operating activities were US$467.5 million, a 116% increase from US$216.8 million for the year ended December 31, 2021, mainly resulting from the increase in oil revenues reflecting higher prices in 2022, partially offset by the loss on commodity risk management contracts.

Cash flows used in investing activities

For the year ended December 31, 2023, cash flows used in investing activities were US$198.6 million, a 29% increase from US$153.7 million for the year ended December 31, 2022. This variation is primarily explained by an increase of US$30.2 million in capital expenditures related to the purchase of property, plant and equipment.

For the year ended December 31, 2022, cash flows used in investing activities were US$153.7 million, a 21% increase from US$126.6 million for the year ended December 31, 2021. This variation is primarily explained by an increase of US$39.6 million in capital expenditures related to the purchase of property, plant and equipment.

Cash flows used in financing activities

Cash flows used in financing activities were US$98.7 million for the year ended December 31, 2023, compared to US$286.6 million used in financing activities for the year ended December 31, 2022. This variation was principally related to the full redemption during 2022 of the Notes due 2024.

Cash flows used in financing activities were US$286.6 million for the year ended December 31, 2022, compared to US$190.4 million used in financing activities for the year ended December 31, 2021. This variation was principally related to the full redemption of the Notes due 2024 plus an increase in the programs of repurchase of shares and quarterly cash distributions.

Indebtedness

As of December 31, 2023, and 2022, we had total outstanding indebtedness of US$501.0 million and US$497.6 million, respectively, as set forth in the table below.

	As of December 31,
	2023	2022

	(in thousands of US$)
Notes due 2027	500,981	497,642
Total	500,981	497,642

Our material outstanding indebtedness is described below.

Notes due 2027

General

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. The reopening was priced above par at 101.875%, representing a yield to maturity of 5.117%. Final maturity will be January 17, 2027.

On June 17, 2022, we received requisite consents from holders of the Notes due 2027 for certain amendments to the indenture governing the Notes due 2027. The amendments addressed the impact of adverse market conditions and related drop in the price of crude oil during 2020 on our results, which in turn negatively impacted the restricted payments builder basket, and increased and reset the general restricted payments basket in the indenture to provide us additional restricted payments capacity, giving us additional financial flexibility. Consequently, on June 27, 2022, we paid a consent fee equal to $10.00 per $1,000 to holders of the Notes due 2027 that delivered their consents for the abovementioned amendments to the indenture governing the Notes due 2027.

Ranking

The Notes due 2027 constitute senior unsubordinated obligations of GeoPark Limited and are guaranteed by GeoPark Colombia, S.L.U. (the “Guarantor”). The Notes due 2027 rank equally in right of payment with all existing and future senior obligations of GeoPark Limited and the Guarantor (except those obligations preferred by operation of law, including without limitation labor and tax claims); rank senior in right of payment to all existing and future subordinated indebtedness of GeoPark Limited and the Guarantor; and rank effectively junior to any secured obligations of GeoPark Limited, the Guarantor and their respective subsidiaries to the extent of the value of the collateral securing such obligations.

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

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023, or as of December 31, 2022.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to properties.”

D.    Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company—B. Business Overview—2024 Strategy and Outlook.”

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

Reserves estimates

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2023, prepared by DeGolyer and MacNaughton Corp., an independent international oil and gas consulting firm based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework. It incorporates many factors and assumptions including:

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

Cash flow estimates for impairment assessments

Cash flow estimates for impairment assessments of non-financial assets require assumptions about three primary elements: future prices, reserves and discount rate. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate.

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

The provision at reporting date represents management’s best estimate of the present value of the future abandonment costs required.

Contingencies

(1)	From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, tax, environmental and health & safety matters. For example, from time to time, the Company receives notices of environmental, health and safety violations. Based on what our Management currently knows, such claims are not expected to have a material impact on the Consolidated Financial Statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and executive officers

Board of directors

Our board of directors is currently composed of nine members. Our directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The term for the current directors expires on the date of our next annual general meeting of shareholders to be held in 2024.

The current members of the board of directors were appointed at our annual general meeting held on July 19, 2023. The table below sets forth certain information concerning our current board of directors. All ages are current as of March 27, 2024.

			At the Company
Name	Position	Age	since
Sylvia Escovar Gómez (1)(2)	Chair and Director	62	2020
James F. Park	Deputy Chair, Director and Co-founder	68	2002
Robert Bedingfield (1)(2)	Director	75	2015
Constantin Papadimitriou (1)(2)	Director	63	2018
Somit Varma (1)	Director	63	2020
Brian F. Maxted (1)	Director	66	2022
Carlos E. Macellari (1)	Director	70	2022
Marcela Vaca	Director	55	2012
Andrés Ocampo	Chief Executive Officer and Director	45	2010
(1)	Independent director under SEC Audit Committee rules.
(2)	Member of the Audit Committee.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business address for our directors is Calle 94 No. 11-30, 8th floor, Bogotá, Colombia.

Sylvia Escovar Gómez has been a member of our board of directors since August 2020 and was appointed as Chair on June 6, 2021. An economist by training, she received her undergraduate degree from the Universidad de Los Andes in Colombia. She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. In 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. In 2023, Forbes named Sylvia Escovar as one of the 100 most powerful women in Colombia. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá, Organización Corona S.A., Organización Terpel, Compañía de Medicina EPS Sanitas and Grupo Energía Bogotá.

James F. Park since co-founding the Company in 2002, has served for 20 years as our Chief Executive Officer until his retirement effective June 30, 2022. He initially funded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today. He continues to serve as Vice Chair of our board of directors and advisor to the team. Beginning as a drilling rig roughneck in his teenage years, Mr. Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East - and with a successful emphasis on people, communities, and the environment. He earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the University of Texas. Mr. Park is a member of the board of directors of GoodRock LLC, Spark Resources LLC and Rocabuena S.A.S., and is a former Board member of the humanitarian non-profit SEE (Surgical Eye Expeditions) International, and the service and advocacy non-profit Girls, Inc. He is a member of the AAPG and SPE, has a degree in environmental management, and has lived in Latin America since 2002.

Robert Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. From 2013 to 2023, Mr. Bedingfield served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC). Mr. Bedingfield became age ineligible to serve on SAIC’s board on June 7, 2023.

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou was for 18 years the Head of General Oriental Investments S.A., the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith. During his tenure at the Cavamont group, Mr. Papadimitriou was initially responsible for Treasury Management, then the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is a founding partner of Diorasis International, a company mainly focusing on investments in Greece and the broader Balkans in Aquaculture, and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University. Mr. Papadimitriou is currently a member of the board of directors of Cavamont Holdings Limited, General Oriental Advisory (formerly known as General Oriental Investments S.A.), Diorasis International S.A. and Tellco AG.

Somit Varma has been a member of our board of directors since August 2020. He has been a proven and respected investor in oil, gas, mining, and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a Managing Director of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms. Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Mr. Varma was Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. He is also currently an advisor to a global private equity firm and a family office. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School. During the last 5 years, Mr. Varma has served as board member of several companies including Delonex Energy, Zenith International, Apex Energy and Zenith US.

Brian F. Maxted has been a member of our board of directors since July 2022. He holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle-upon-Tyne. Mr. Maxted is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years. He spent the first part of his professional life from the late 1970s working for BP in locations including Europe, Africa,

North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990s. During the second half of his career from the mid-1990s through the 2010s Mr. Maxted held various exploration leadership roles for US-based independents, including Triton Energy and Hess Corporation. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and Board Director of Kosmos Energy. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy, a company focused on carbon solutions in the US Lower 48, where he currently serves as Chair of the Board. Mr. Maxted is also a member of the board of directors of JHI Energy – now Triple 7 Energy Inc.

Carlos E. Macellari has been a member of our board of directors since July 2022. He holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master´s degree and a PhD in geology from Ohio State University. He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil). As Director of Exploration and Development for Tecpetrol, he led the subsurface team responsible for making Fortín de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia. As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre-Salt Brazil, the Gulf of Mexico, Venezuela and Peru. He has published over 50 technical papers and has been guest lecturer in numerous international forums. He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional de La Plata. At present he is an independent consultant on oil and gas exploration and production after founding and managing Andes Energy Consulting, since 2020 he has been a Board member at Inverban Investments, Tecpetrol Investments, Tecpetrol International and Suizum, and since 2024 independent board member at Olympic Peru.

Marcela Vaca joined GeoPark in August 2012 and served as General Director until August 2022. She has been a member of our board of directors since July 2022. She has more than 20 years of experience in planning, legal, environmental and social articulation and management of hydrocarbon exploration and production projects in Colombia and elsewhere in Latin America. Under her leadership as Director for Colombia and General Director, GeoPark became one of the leading oil and gas companies in the country. She plays a crucial role in advancing GeoPark’s diversity, equality and inclusion efforts, and promotes female empowerment as a key to the economic development of Latin America. Prior to joining our company, for nine years Ms. Vaca was the CEO of the Hupecol Group, where her achievements included leading the development of the Caracara field and the construction of the Jaguar–Santiago Pipeline. From November 2000 to June 2003, she worked as Legal, Administrative and External Affairs Manager at GHK Company Colombia. Bloomberg Linea includes Ms. Vaca in its 500 most influential people in Latin America, and in 2020, 2021 and 2022 Forbes named her as one of the 50 most powerful women in Colombia. Ms. Vaca was a member of the board of directors of the Colombian Oil Association (ACP, Asociación Colombiana de Petróleo) from 2010 to 2021 and served as Chair of the Board until March 2022. Marcela graduated in Law with a specialization in Commercial Law from the Pontificia Universidad Javeriana in Colombia and is a Fulbright Scholar with a Summa Cum Laude Master (LLM) from Georgetown University in the USA. Currently, Ms. Vaca serves as board member at Corficolombiana and Fundación Juanfe.

Andrés Ocampo has served as our Chief Executive Officer and as a member of our board of directors since July 2022. He previously served as our Chief Financial Officer (from November 2013 through June 2022) and Director of Growth and Capital Markets (from January 2011 through October 2013), and has been with our company since July 2010. Mr. Ocampo holds a Bachelor’s degree in Economics from Universidad Católica Argentina, has more than 17 years of experience in business and finance. Andrés has been instrumental in helping GeoPark reach some of its greatest milestones, including its entry into Colombia and Brazil, the IPO on the New York Stock Exchange, the acquisition of Amerisur Resources and significant acreage expansion in Colombia. Our board of directors appointed Mr. Ocampo to serve as Chief Executive Officer of the Company effective July 1, 2022, by virtue of his wide experience in business management and finance together with his character, vision, knowledge of the Company and his proven ability to lead successful teams. Before joining our Company, Mr. Ocampo worked at Crédit Agricole Corporate & Investment Bank and Citigroup, focusing on the oil and gas and commodities industries.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our executive officers. All ages are current as of March 27, 2024.

			At the Company
Name	Position	Age	since
Andrés Ocampo	Chief Executive Officer and Director	45	2010
Jaime Caballero Uribe	Chief Financial Officer	49	2024
Augusto Zubillaga	Chief Technical Officer	54	2006
James Deckelman	Chief Exploration Officer	67	2023
Rodolfo Martín Terrado	Chief Operating Officer	49	2018
Mónica Jiménez	Chief Strategy, Sustainability and Legal Officer	48	2022
Agustina Wisky	Chief People Officer	47	2002

Biographical information of our executive officers is set forth below. Unless otherwise indicated, the current business address of our executive officers is Calle 94 No. 11-30, 8th floor, Bogotá, Colombia.

Jaime Caballero Uribe has served as our Chief Financial Officer since January 2024. He has more than 25 years of industry and finance experience, including senior positions in large corporations as well as in start-ups and entrepreneurial businesses. Until August 2023, Mr. Caballero was Group CFO at Ecopetrol, the largest corporation in Colombia and one of the 400 largest companies in the world where he helped the management team achieve various performance records, including the delivery of more than US$20 billion in growth financing and debt refinance. During his tenure, he was recognized by the Institutional Investor publication as one of the top three sector CFOs in Latin America. Previously, he held multiple positions at BP plc over 17 years, where his most recent appointment was CFO for the Brazil Region, which includes Colombia, Uruguay and Venezuela. Mr. Caballero holds a degree in Law from Universidad de Los Andes, an MBA in Energy Business from Fundação Getulio Vargas, and certificates in CFO Excellence from Wharton and Energy Innovation and Emerging Technologies from Stanford. Mr. Caballero currently serves as a board member of Agricola Cerro Prieto S.A.

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

James Deckelman has served as our Chief Exploration Officer since October 2023. He is a highly successful explorer with over 25 years of experience in Latin America, the Middle East, Africa, Southeast Asia and North America, leading projects ranging from ultra-deepwater to unconventional. Mr. Deckelman added over a billion barrels of recoverable resources for companies including ConocoPhillips, BP and Talisman Energy. In Latin America, he has led projects and transactions in Colombia, Venezuela, Peru, Ecuador, Mexico, Brazil and Argentina. Mr. Deckelman is highly experienced in investment evaluation, new asset capture, and delivering production and reserve growth. He has a Master´s degree in geology from Utah State University and has authored over 15 industry publications focused on Latin America. Among other awards, in 2021, he was recognized as one of “Industry’s 100 Who Made a Difference” by the American Association of Petroleum Geologists.

Rodolfo Martín Terrado has served as our Chief Operating Officer since July 2022. He previously served as our Director of Operations since he joined GeoPark in August 2018. Mr. Terrado has more than 25 years of experience in the oil industry, working in field development and operations. Martín has a degree in Petroleum Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from the IAE Business School at the Universidad Austral in Buenos Aires. He is a member of the Society of Petroleum Engineers (SPE). Prior to joining GeoPark, Mr. Terrado worked for Petrolera Argentina San Jorge and Chevron San Jorge S.A. in different international operations, including in Argentina, the United States and Venezuela. Mr. Terrado previously led heavy oil operations in Venezuela assets and his prior responsibilities include waterflooding, CO2 flooding and unconventionals.

Mónica Jiménez has served as our Chief Strategy, Sustainability and Legal Officer and Company Secretary since August 2022. She leads the strategy and sustainability (ESG) within the Company and leads the governance and legal team. Mrs. Jiménez is an experienced attorney in corporate and international law in Canada and Colombia with extensive experience in international commercial and investment arbitration. After living in Canada for more than 16 years, Mrs. Jiménez was Vice President of Corporate Affairs and Secretary General of Ecopetrol (NYSE), Colombia´s largest company, before joining GeoPark. Mrs. Jiménez studied Law at Universidad the Los Andes, has a postgraduate degree in Civil Liability and Damages from the Universidad Externado de Colombia, and a Master of Science in Development Studies from the London School of Economics (LSE). Recognized as one of the leading in-house lawyers in Colombia by The Legal 500 GC Powerlist: Colombia 2022 and 2023, Mrs. Jiménez is a current member of the International Court of Arbitration of the International Chamber of Commerce (ICC). She has served as board member of several companies and is currently a member of the Board of Grupo Bolivar S.A.

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

B.      Compensation

Executive officers and director compensation

For the year ended December 31, 2023, we paid an aggregate of US$2.0 million to the members of our board of directors for their services in all capacities. This amount includes payments made to Mr. Carlos Macellari for his services as a consultant for the period from May to August 2023. It does not include payments made to executive director Andrés Ocampo as he only received compensation in his capacity as an executive officer (as described below). Disclosure of compensation on an individual basis is included in Note 11 to our Consolidated Financial Statement.

During this same period, we paid an aggregate of US$8.9 million for salaries and other benefits (including with respect to grants of awards under the LTIP Executives and contingent amounts or deferred compensation accrued for the year, even if payable at a later date) to the executive officers of the Company for their services in all capacities.

Annual Bonus Program

Our Corporate Governance Guidelines set forth that the Compensation Committee will evaluate annually the performance of the Chief Executive Officer and other executive officers of the Company based on objective and relevant corporate goals and that the board of directors, in consultation with and at the recommendation of the Compensation Committee will review executive officers’ annual performance evaluations. In addition, the Charter of the Compensation Committee establishes that the Committee shall review and approve written annual and longer-term corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, making sure that they are appropriately linked to the Company´s strategy.

In this regard, the Compensation Committee reviews and recommends that the board of directors approve the annual performance scorecard that contains the performance metrics and objective criteria against which the Chief Executive Officer and other executive officers are evaluated. Depending on the performance evaluation, the amounts to be paid to the Chief Executive Officer and other executive officers as annual bonuses are recommended by the Committee and submitted to be approved by our board of directors. The 2023 performance bonus approved by our board of directors on March 6, 2024, corresponds to 65% score payout applied to target annual bonus of each executive officer, including the Chief Executive Officer.

CEO Transition Agreement

Mr. James F. Park (former CEO of the Company and current non-executive member of the board of directors and consultant of the Company, advising on M&A and strategic matters) has a consulting agreement with the Company, approved by the board of directors on March 2022, as part of the transition of the CEO position. Such agreement governs his consulting services and does not provide for payments upon a termination of service (other than previously earned or accrued amounts). Pursuant to the terms of his transition agreement, James F. Park was provided certain severance benefits, including (i) cash severance payments, payable in a combination of cash and stock, (ii) accelerated vesting of unvested equity awards, and (iii) administrative support for 1-2 years, reimbursement for reasonable relocation costs and 12 months of health and life insurance premiums.

Senior Management Severance

Our board of directors determined that it is in the best interests of the Company and its shareholders to provide certain members of the Company’s senior management with payments and benefits in connection with certain qualified terminations and/or in connection with certain change in control scenarios. Therefore, the board of directors approved the adoption of an Executive Termination and Change in Control Benefits Plan (the “Severance Plan”). In addition, the board of directors approved an employment agreement with our current CEO, Andrés Ocampo, which provides for severance benefits consistent with those provided under the Severance Plan.

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

GeoPark Limited 2018 Equity Incentive Plan

Given the expiration of our Stock Awards Plan on November 3, 2018, on November 5, 2018, we adopted the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those participating employees and executives to perform at the highest level and to further the best interests of the Company and our shareholders. The Plan is designed as an omnibus plan, pursuant to which we may grant awards in the form of options, share appreciation rights, restricted shares, restricted stock units, performance awards, other share-based awards or other cash-based awards throughout the ten (10)-year term of the Plan. Subject to adjustments as set forth in the Plan, the maximum number of shares available for issuance under the Plan is 5,000,000 shares. The applicable award documentation will set forth the terms and conditions of the awards granted under the Plan, including, but not limited to, the vesting conditions and the effect on a termination of service or a Change in Control on awards.

The following table sets forth the common share awards granted to our employees and executive officers under the Plan which are outstanding as of the date of this annual report:

Number of underlying common shares outstanding	Grant date	Vesting date
800,000 (1)	01/01/2020	01/02/2023
215,000 (2)	03/31/2022	03/31/2025	(3)
25,000 (4)	03/31/2022	03/31/2025
571,984 (5)	10/01/2022	01/02/2025
197,197 (6)	02/14/2023	01/02/2026
1,000,000 (7)	01/02/2023	01/02/2026
5,968 (8)	10/01/2023	01/02/2026
20,000 (9)	10/01/2023	10/01/2026
25,000 (10)	01/15/2024	01/15/2027
351,971 (11)	02/14/2024	01/02/2027
(1)

On November 6, 2019, our board of directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. Considering the performance conditions, the Compensation Committee determined that only a total of 152,030 shares have vested. As of December 31, 2023, 61,980 shares have been exercised, with a remaining amount of 90,050 shares to be exercised.

(2)	Awards corresponding to the Retention and Hiring Bonus scheme.
(3)	The vesting date is March 31, 2025, or 3 years from grant date.
(4)

Service agreement. The awards granted under this agreement vest in three annual installments (March 31, 2023, March 31, 2024, and March 31, 2025). As of December 31, 2023, 8,333 shares have been exercised, with a remaining amount of 16,666 shares to be exercised.

(5)	Awards corresponding to the LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2025.
(6)	Awards corresponding to the LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2026.
(7)	Awards corresponding to LTIP Employees approved in December 2022. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2026.
(8)	Awards corresponding to the LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2026.
(9)	Awards corresponding to the Hiring Bonus scheme.
(10)	Awards corresponding to the Hiring Bonus scheme.

(11)	Awards corresponding to the LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2027.

Currently, we have the following incentive equity programs in place under the Plan: the Stock Awards Program (“Stock Awards Program”), the Retention and Hiring Bonus Scheme, the Long-Term Incentive Program for Executives (“LTIP Executives”) and the Long-Term Incentive Program for Employees (“LTIP Employees”).

Employees

Long-Term Incentive Program to Employees (“LTIP Employees”)

In December 2022, our board of directors, based on the recommendation of the Compensation Committee, approved a new Long-Term Incentive program for employees and new hirings. Main characteristics of the program are:

●	All employees (non-top management) and new hirings are eligible.
●	3-year program, with a grant date of January 2, 2023, or the date on which the employees are hired.
●	The components of the program are the following:
-	30% Time-based RSUs: vesting annually ratably in three equal installments;
-	30% Company Performance: measured over three-year performance period (December 2022-December 2025); and
-	40% Absolute Performance Shares: share price at the date of vesting must be higher than the share price at the date of grant or date of hiring.
●	The vesting date of the Performance Shares (Company and Absolute) will be on January 2, 2026.

Executive officers

Long-Term Incentive Program to Executive Officers (“LTIP Executives”)

In March 2022, our board of directors, based on the recommendation of the Compensation Committee, approved a new Long-Term Incentive program for the executive officers. Main characteristics of the program are:

●	All executive officers are eligible.
●	Grants are awarded annually to executive officers.
●	The components of the program are the following:
-	20% Time-based Restricted Share Units (RSUs) vesting ratably in three equal installments on each of the first three anniversaries of the grant date;
-	35% Relative Performance Share Units based on relative total shareholder return (TSR) and measured over three-year performance period relative to peer group; and
-	45% Absolute Performance Share Units (PSUs) based on absolute total shareholder return (TSR) and measured over three-year performance period.

In 2022, the Compensation Committee approved grants with respect to the LTIP Executives of an estimated 571,984 total shares, to vest during a three-year period. On February 17, 2023, the Compensation Committee approved a new grant, effective as of February 14, 2023, of 197,197 shares to vest during a three-year period. On February 26, 2024, the Compensation Committee approved a new grant, effective as of February 14, 2024, of 351,971 shares to vest during a three-year period.

On January 25, 2023, and February 26, 2024, the Compensation Committee determined that 246,110 and 86,602 shares, respectively, should be delivered to the participants according to the first and second vesting periods of the abovementioned grants.

Non-Executive Director Plan

In August 2014, our board of directors adopted the Non-Executive Director Plan in order to grant shares to non-executive directors as part of their compensation program for serving as directors (the “Non-Executive Director Plan”). The Non-Executive Director Plan was amended and restated in October 2016, when additional 1,000,000 shares were registered as the maximum number of shares available to be issued under this plan. In accordance with the resolutions adopted by our board of directors on May 20, 2014, our non-executive directors are paid their quarterly fees in the form of equity awards granted under the Non-Executive Director Plan. Under the Non-Executive Director Plan, the compensation committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares.

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its Stock Awards Program and the Plan, as of March 19, 2024, there were 1,850,149 outstanding shares that had been awarded but which had not yet vested, representing approximately 3.3% of the total issued share capital as of that date.

Stock Ownership Guidelines

In December 2022, to further align the interests of our executive officers with those of the Company’s shareholders, our board of directors approved minimum stock ownership guidelines applicable to the Company’s executive officers, as determined by the board of directors. Each such executive officer is required to hold, within five years after the adoption of the guidelines or, if later, within five years after becoming subject to the policy, a number of shares with an aggregate value of at least three times his or her annual base salary. Shares beneficially owned by the applicable officer or held in a family trust established by the applicable executive officer and shares underlying vested equity awards (which, in the case of stock options, are at- or in-the-money) are taken into account for purposes of determining compliance with these guidelines. Until an officer has met his or her ownership requirement, he or she is required to retain at least 50% of shares received from the vesting, settlement or exercise of equity awards (and which remain outstanding after tax withholding and payment of any applicable exercise price).

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

Board composition

Our bye-laws and board resolutions provide that the board of directors consist of a minimum of three and a maximum of nine members. All of our directors were elected at our annual shareholders’ meeting held on July 19, 2023. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2024. The board of directors meets regularly throughout the year, at least on a quarterly basis.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination and Corporate Governance Committee, a Strategy & Risk Committee, a Technical Committee and a SPEED/Sustainability Committee.

The composition and responsibilities of each board committee are described below. The Nomination and Corporate Governance Committee annually considers and recommends to the board of directors the membership and the chair of each board committee. Our board of directors may establish other committees to assist with its responsibilities.

Audit Committee

The Audit Committee is currently composed of three independent directors. The current members of the Audit Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee), Mr. Constantin Papadimitriou and Ms. Sylvia Escovar. Mr. Robert Bedingfield is regarded as audit committee financial expert. The Nomination and Corporate Governance Committee determined that Mr. Robert Bedingfield, Mr. Constantin Papadimitriou and Ms. Sylvia Escovar are independent, as such term is defined under SEC rules applicable to foreign private issuers.

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

The main purposes of the Compensation Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) evaluate and recommend for approval by the independent members of the Board the remuneration, benefits and incentive compensation arrangements for the executive officers of the Company; (ii) establish performance indicators against which the executive officers of the Company will be evaluated; (iii) evaluate and review the identification, recruitment and succession planning for the executive officers of the Company; and (iv) review and recommend to the board of directors any changes to the remuneration of the non-executive directors of the Company.

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

The main purposes of the Technical Committee, without prejudice of any additional objectives or functions foreseen in its Charter, are to assist the Board in fulfilling its responsibilities by providing strategic oversight on specific technical matters which are beyond the scope or expertise of non-technical Board members to: (i) optimize and assure technical decision making in existing assets to ensure business performance targets, as defined by the annual corporate scorecard, and long-range plan goals are achieved, including with respect to the design, execution and delivery of the exploration and appraisal strategy and plan, as well as the field development programs and drilling/production operations; (ii) review and advise the Board on the technical analysis of prospective new ventures and/or in conjunction with the Strategy and Risk Committee, potential corporate merger and acquisition opportunities, as and when required; (iii) provide regular, timely feedback, guidance and support to the management team and technical staff on all sub-surface matters to facilitate the Board processes related to work programs and budget planning, execution and reporting, as well as people and business performance review; and (iv) review and analyze the annual report presented by the management team in relation to the Company’s oil reserves and recommend to the board of directors to approve its disclosure and publication.

SPEED/Sustainability Committee

The SPEED/Sustainability Committee is currently composed of four directors. The current members of the SPEED/Sustainability committee are Ms. Marcela Vaca (who serves as Chairman of the committee), Ms. Sylvia Escovar, Mr. James F. Park and Mr. Andrés Ocampo.

The main purposes of the SPEED/Sustainability Committee, without prejudice of any additional objectives or functions foreseen in its Charter, are to assist the Board in (i) its guidance and oversight function of the Company’s strategy concerning the SPEED/Sustainability matters, including the safety of its operations, the initiatives to give back value to stakeholders, the wellbeing of employees, preservation of the environment, community development, and any other matters related to sustainability; and (ii) its review of the performance on the topics above.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.    Employees

As of December 31, 2023, we had 470 employees, representing a decrease of 2.5% from December 31, 2022.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2023	2022	2021
Colombia	412	388	321
Ecuador	5	8	3
Brazil	4	4	4
Chile	27	49	52
Argentina	15	24	74
Corporate	7	9	9
Total	470	482	463

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2023, 13 of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 19, 2024, members of our board of directors and our executive officers held as a group 9,906,640 of our common shares and 17.9% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and executive officers as of March 19, 2024.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park (1)	8,817,251	15.9%
Sylvia Escovar	61,610	*
Robert Bedingfield	172,296	*
Constantin Papadimitriou	73,664	*
Somit Varma	72,876	*
Brian Maxted	13,816	*
Carlos Macellari	13,816	*
Marcela Vaca	12,656	*
Andrés Ocampo	*	*
Jaime Caballero Uribe	*	*
Augusto Zubillaga	*	*
James Deckelman	*	*
Rodolfo Martín Terrado	*	*
Mónica Jiménez	*	*
Agustina Wisky	*	*
Sub-total executive officers' ownership	668,655	1.2%
Total	9,906,640	17.9%
*	Indicates ownership of less than 1% of outstanding common shares.
(1)	Held by Mr. Park directly and indirectly through GoodRock, LLC. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2024. 352,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.

Certain members of our board of directors have, since the time of our initial public offering in the U.S., entered into certain pledges of Company securities in order to access some liquidity with respect to those shares and/or to diversify their holdings. On June 29, 2021, the board of directors, based on the recommendation of the Nomination and Corporate Governance Committee, revised its Insider Trading Policy with respect to securities pledging and prohibited employees and directors from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account. In the event that an employee or director pledged any Company securities prior to June 29, 2021, and provided that any such pledges were made in compliance with the Insider Trading Policy of the Company effective at the time such securities were pledged, the employee or director must terminate any such arrangements by June 29, 2024.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 19, 2024, except for certain shareholders whose last available data is as of December 31, 2023, or as noted below. The percentages reported herein are based on the shares outstanding as of March 19, 2024.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park (1)	8,817,251	15.9%
Compass Group LLC (2)	3,312,589	6.0%
Renaissance Technologies LLC (3)	3,091,863	5.6%
Socoservin Overseas SPF S.à.r.l. (4)	2,889,315	5.2%
Cobas Asset Management, SGIIC, SA (5)	2,801,544	5.1%
Gerald E. O’Shaughnessy (6)	2,793,392	5.0%
Other shareholders	31,764,896	57.2%
Total	55,470,850	100.0%
(1)	7,305,133 shares are held by GoodRock, LLC, which is controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2024. 352,400 of Mr. Park´s shares have been pledged pursuant to lending arrangements.
(2)	The information listed in the table is based solely on the disclosure set forth in Compass Group LLC´s most recent Schedule 13G filed with the SEC on February 14, 2024.
(3)	The information listed in the table is based solely on the disclosure set forth in Renaissance´s most recent Schedule 13G filed with the SEC on February 13, 2024.
(4)	The information set forth above and listed in the table is based solely on the disclosure set forth in Socoservin Overseas’ most recent Schedule 13G filed with the SEC on July 25, 2023.
(5)	The information set forth above and listed in the table is based solely on the disclosure set forth in Cobas Asset Management’s most recent Schedule 13G filed with the SEC on March 20, 2024.
(6)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP; GPK Holdings, LLC; The Globe Resources Group, Inc.; and other investment vehicles. The information listed in the table is based solely on the disclosure set forth in Mr. O´Shaughnessy’s most recent Schedule 13D filed with the SEC on March 15, 2024. 2,700,000 of Mr. O´Shaughnessy´s shares have been pledged pursuant to lending arrangements.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 19, 2024, we had 12 registered shareholders, out of which 6 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive officers and director compensation—.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2023, 2022 and 2021, please see Note 34 to our Consolidated Financial Statements.

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

On January 8, 2020, Amerisur received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia, seeking compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in the region. Following initial court hearings, an interim freezing order was imposed on Amerisur for a certain amount of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a letter of credit. On August 11, 2023, a settlement (the “Settlement”) was signed between Leigh Day and Amerisur, made on a no-admission of liability basis and included a payment made by Amerisur. All Claimants represented by Leigh Day agreed to the Settlement. On October 2, 2023, the Court approved the Settlement, the litigation was discontinued, and the letter of credit was cancelled. For further information on the contingent liability related to the above, please see Note 29 to our Consolidated Financial Statements.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

On March 31, 2023, and May 31, 2023, we paid dividends of US$0.13 per share, on September 7, 2023, we paid dividends of US$0.132 per share and, on December 11, 2023, we paid dividends of US$0.134 per share.

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 19, 2024, there are 55,470,850 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program (LTIP Employees and LTIP Executives), pursuant to which we have granted share awards to our executive officers and employees. See “Item 6. Directors, Senior Management and Employees.”

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

Tax matters. Under current Bermuda law, we are not subject to tax on income or capital gains in Bermuda. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that excess EUR 750 million revenue for at least two of the last four fiscal years beginning on or after January 1, 2025. We are incorporated in Bermuda as an exempted company and pay annual Bermuda government fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. Neither we nor our Bermuda subsidiaries employ individuals in Bermuda as at the date of this annual report.

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

Enforcement of Judgments

We are incorporated as an exempted company limited by shares under the laws of Bermuda, and substantially all of our assets are located in Colombia, Ecuador, Brazil and Argentina. In addition, most of our directors and executive officers reside outside the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

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

Bermuda tax consideration

At the date of this annual report, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. On December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). The CIT Act provides for the taxation of the Bermuda constituent entities of multi-national groups that excess EUR 750 million revenue for at least two of the last four fiscal years beginning on or after January 1, 2025. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our common shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

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

The rules governing foreign tax credits are complex. For example, under applicable Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a non-U.S. income tax to be creditable, the foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Chilean or Colombian income tax system meets all these requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). With regards to the possible application of the Chilean or Colombian tax on transfers of shares, described under "—Chilean tax on transfers of shares" and "—Colombian tax on transfers of shares" below, respectively, you generally will not be entitled to claim a foreign tax credit for any Chilean or Colombian taxes imposed on gains from taxable dispositions of our common shares (although it is possible that such taxes may reduce the amount realized on the disposition). The US-Chile income tax treaty and accompanying protocol (together, the “Treaty”) entered into force on December 19, 2023. If you qualify for the benefits of the Treaty, with respect to taxes withheld at source, the Treaty will have effect for amounts paid or credited on or after February 1, 2024. For all other taxes, the Treaty will have effect for taxable periods beginning on or after January 1, 2024. The rules governing foreign tax credits and the application of the Treaty are complex and, therefore, you should consult your own tax adviser regarding the creditability or deductibility of any Chilean or Colombian tax on disposition gains (including any applicable limitations) and the determination of the amount realized in your particular circumstances.

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2023, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2023, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), which are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer, with assistance from other members of management, have concluded that the disclosure controls and procedures were not effective as of such date due to a material weakness in internal control over financial reporting, described below.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Chief Strategy, Sustainability and Legal Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

We identified a material weakness in internal control related to ineffective information technology general controls (ITGCs) over the timely removal of user access upon personnel termination. Our business process controls (both automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted, as we do not have any compensatory control upon the outgoing employees in our ITGC matrix. We believe that these control deficiencies were a result of (i) IT control processes lacking sufficient documentation such that the successful operation of ITGCs was overly dependent upon knowledge and actions of certain individuals with IT expertise, (ii) insufficient training of IT personnel on the importance of ITGCs, and (iii) inadequate risk-assessment processes for the identification and assessment of changes in IT environments that could impact internal control over financial reporting. Based on this material weakness, we have concluded that as of December 31, 2023, our internal control over financial reporting was not effective. Notwithstanding, we have also concluded that the material weakness did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results.

Following identification of the material weakness and prior to filing this annual report on Form 20-F, we completed substantive procedures for the year ended December 31, 2023. Based on these procedures, management believes that our consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards. Our Chief Executive Officer and Chief Financial Officer have certified that, based on their knowledge, the consolidated financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report. Ernst & Young Audit S.A.S. has issued an unqualified opinion on our consolidated financial statements. See pages F-2 to F-3 of this annual report.

Remediation

Management has been implementing and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include: (i) developing a training program addressing ITGCs and related policies, including educating control owners on the principles and requirements of each control, with a focus on those related to user access over IT systems impacting financial reporting; (ii) developing and maintaining documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes; (iii) implementing an IT management review and testing plan to monitor ITGCs with a specific focus on timely removal of user access to applications systems supporting our financial reporting processes upon personnel termination; and (iv) enhanced quarterly reporting on the remediation measures to the Audit Committee of the board of directors.

As of the date of this annual report, we are implementing remediation actions and we believe that these remediation actions will remediate the material weakness. However, the weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of 2024.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by independent registered public accounting firm, Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited). Ernst & Young Audit S.A.S., has issued an audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. See pages F-4 to F-5 of this annual report.

D.    Changes in Internal Control over Financial Reporting

Except for the material weakness identified and the ongoing implementation of remediation actions as described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  Audit committee financial expert

We have determined that Mr. Robert Bedingfield, Mr. Constantin Papadimitriou and Ms. Sylvia Escovar are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert Bedingfield and Ms. Sylvia Escovar are regarded as audit committee financial experts.

ITEM 16B.  Code of Conduct

We have adopted a code of conduct applicable to the board of directors and all employees. Since its effective date on September 24, 2012, we have not waived compliance with or amended the code of conduct. The code of conduct is available at the Company’s website.

ITEM 16C.  Principal Accountant Fees and Services

Our independent registered public accounting firm is Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited), beginning with the audit of the year ended December 31, 2023. In 2022, and from 2020, our independent registered public accounting firm was Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited). See “ITEM 16F. Change in registrant’s certifying accountant”.

The following table provides detail in respect of audit, audit related, tax and other fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited for professional services:

	2023	2022

	(in millions of US$)
Audit fees	0.98	0.94
Audit related fees	0.03	0.02
Tax services fees	—	0.03
Total	1.01	1.00

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

We have recurring programs to repurchase our own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of our shares outstanding, or approximately 5,611,797 shares, until December 31, 2024. In addition to any repurchases under the aforementioned repurchase program, the company has authority from its board to repurchase, on a standalone basis, up to US$50 million of our common shares in 2024.

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2023:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Average Price	Announced Plans or	Purchased Under the Plans or
2023	Purchased	Paid per Share	Programs	Programs
January 3, 2023	40,000	14.17	40,000	5,010,359	shares
February 6 to February 28, 2023	80,826	12.77	80,826	4,929,533	shares
March 1 to March 31, 2023	521,222	11.38	521,222	4,408,311	shares
April 4 to April 28, 2023	201,305	11.21	201,305	4,207,006	shares
May 1 to May 30, 2023	371,936	10.30	371,936	3,835,070	shares
June 2 to June 20, 2023	508,534	9.84	508,534	3,326,536	shares
September 12 to September 22, 2023	499,765	9.91	499,765	2,826,771	shares
November 21, 2023	340,000	9.49	340,000	5,271,797	shares
December 14, 2023	510,000	8.60	510,000	4,761,797	shares

ITEM 16F.  Change in registrant’s certifying accountant

On October 17, 2023, Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited) was appointed as our independent registered public accounting firm, effective for the consolidated audit for the year ended December 31, 2023, succeeding Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited), our former independent registered public accounting firm. The change of our independent registered public accounting firm was made at the request of the Audit Committee, after careful consideration and evaluation process and was approved by the Audit Committee.

Pistrelli, Henry Martin y Asociados S.R.L. has served as our independent registered public accounting firm since 2020. Pistrelli, Henry Martin y Asociados S.R.L.’s audit reports on our consolidated financial statements as of and for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2022, and in the subsequent interim periods through September 29, 2023, there has been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between us and Pistrelli, Henry Martin y Asociados S.R.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pistrelli, Henry Martin y Asociados S.R.L., would have caused Pistrelli, Henry Martin y Asociados S.R.L. to make reference to the subject matter in their report.

During the two most recent fiscal years ended December 31, 2022, and in the subsequent interim period prior to the engagement of Ernst & Young Audit S.A.S. on October 17, 2023, neither we nor anyone acting on our behalf consulted with Ernst & Young Audit S.A.S. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young Audit S.A.S. concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

We have provided Pistrelli, Henry Martin y Asociados S.R.L. with a copy of this Item 16F and have requested and received from Pistrelli, Henry Martin y Asociados S.R.L. a letter addressed to the SEC stating whether or not Pistrelli, Henry Martin y Asociados S.R.L. agrees with the above statements. A copy of the letter from Pistrelli, Henry Martin y Asociados S.R.L. is attached as Exhibit 15.4 to this annual report.

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

Committee member composition

The NYSE Standards require domestic NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. Bermuda law, the law of our country of incorporation, does not impose similar requirements.

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

ITEM 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider trading policies

Not applicable.

ITEM 16K. Cybersecurity

GeoPark prioritizes cybersecurity risk management as an integral part of our overall enterprise risk management model. Our cybersecurity risk management practices provide a framework for handling cybersecurity threats and incidents and facilitating coordination across our different departments.

Beginning in 2022, we successfully implemented the NIST framework and established a 24/7 Security Operations Center, reinforcing our commitment to cybersecurity. This framework includes: the following measures: (i) the inventory and prioritization of each of the assets connected to the GeoPark network, (ii) the implementation and assessment of the effectiveness of the necessary controls to protect such assets against cyber threats, (iii) the 24/7 monitoring of cyber threats and the status of the relevant assets, (iv) the implementation and testing of processes for the mitigation and/or containment of cyberattacks, (v) cyber-incident management process, and (vi) a recovery plan, should a cyberattack materialize, that minimizes the impact of such cyberattack on the operations of the company.

Under the NIST framework, we address possible cybersecurity threats associated with third-party service providers by identifying the dependence of our operations on third-party service providers. We have established cybersecurity requirements for the provision of services and/or the integration of infrastructures, which are included in the corresponding contractual documentation with third-party service providers. Additionally, we require our third-party service providers to deliver periodic information on compliance with said requirements.

In 2023, we reinforced our defenses against cyber threats by enhancing our cybersecurity capabilities with the onboarding of a new Information Security Manager and creation of an operational security management team. Additionally, we optimize our platforms using industry-leading protection systems, such as Crowd Strike, Palo Alto firewalls, Multifactor Authentication, Microsoft Defense, Darktrace, Tanium, DNA Center, Umbrella, GRC, and

SDWAN. To strengthen our technology infrastructure and enhance data protection practices, we developed a site recovery solution for critical applications, involving redundant systems in different geographical locations and intercloud backups across multiple service providers.

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the Audit Committee. In this capacity, the Audit Committee reviews and reports to the full board regarding cybersecurity risks and plans to ensure management has processes in place to identify, evaluate and mitigate cybersecurity risks. Management is responsible for ongoing risk assessment, monitoring and maintaining cybersecurity programs, a process led by our corporate IT Director with the support of our Information Security Manager. Our IT Director and Information Security Manager regularly update the Audit Committee on the company’s cybersecurity programs, risks, and mitigation strategies. Following our IT Director’s decision to voluntarily exit the company, effective as of February 29, 2024, we are currently in the process of recruiting a new IT Director with relevant cybersecurity experience and the IT Director’s responsibilities are being covered in an interim fashion by our Information Security Manager, who, while performing any such interim duties and until we onboard our new IT Director, will regularly report to our Chief Financial Officer. Our Information Security Manager holds a master’s degree in computer science and has worked for over 20 years in various information security and cybersecurity positions with increasing levels of responsibility. He also holds a broad range of cybersecurity-related certifications such as and among others: (i) Certified Information Systems Auditor (CISA), (ii) Certified Information Security Manager (CISM), and (iii) Certified in the Governance of Enterprise IT (CGEIT).

In the event a cyberattack materializes, our cyber-incident management process is triggered and an interdisciplinary committee (which includes our IT Director, our Information Security Manager and the cybersecurity team) is convened. The interdisciplinary committee is charged with containing the cyberattack in the shortest possible time with the minimum possible impact to our operations. This process has an escalation matrix where, depending on the infrastructure and information compromised, management of the incident is scaled to specific roles in the company. Any material incidents are required to be reported by our IT Director and Information Security Manager to the Audit Committee and the board of directors.

As part of our risk management process, we seek to determine if there are any risks that have not been identified or that have not been properly assessed. Accordingly, our IT team and the Information Security Manager conduct annual reviews that inventory, evaluate, and assess cybersecurity risks, including those related to third-party service providers, at both the information and operational infrastructure level. With the goal of having an independent judgment, we complement the internal annual review with the engagement of a third-party cybersecurity expert, with relevant expertise in these kind of methodologies, risk evaluations and mitigation plans design, who conducts ethical hacking exercises to test: (i) from an external viewpoint, the paths that an attacker could use to try to compromise our infrastructure and information by simulating the activity of an attacker using sophisticated tools and expertise, and (ii) from an internal viewpoint, our security operation center’s capability to detect and contain such simulated attack.

Following the annual review described above, mitigation plans are generated by the Information Security Manager and approved by the IT director to remove any identified risks or bring them to acceptable levels. Once approved, the IT Director and the Information Security Manager present the mitigation plans to the Audit Committee. Furthermore, we also engage a third-party cybersecurity expert for purposes of conducting an annual audit which seeks to assess and evaluate the effectiveness of cybersecurity controls currently in place. The results of the annual audit are shared with our Audit Committee.

As cyber-threats continue to evolve, we may be required to invest significant additional resources to continue modifying and enhancing our protective measures and to investigate and remediate any information security vulnerabilities. We have a cybersecurity insurance policy, and it acknowledges that evolving cyber-threats may require significant additional resources. In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Our business could be negatively impacted by cybersecurity threats and related disruptions.” in this annual report on Form 20-F.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-73 to this annual report.

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
2.1

Indenture dated January 17, 2020, among GeoPark Limited and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2020).

2.2

First Supplemental Indenture dated August 25, 2021, among GeoPark Limited and GeoPark Colombia S.A.S. and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.6 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022).

2.3

Second Supplemental Indenture dated June 27, 2022, among GeoPark Limited and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F filed with the SEC on March 30, 2023).

2.4	Description of Securities. *
4.1

Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

8.1	Subsidiaries of GeoPark Limited.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited). *
15.2	Consent of Pistrelli, Henry Martin y Asociados (member of Ernst & Young Global Limited). *
15.3	Consents of DeGolyer and MacNaughton to use its report.*
15.4	Letter of Pistrelli, Henry Martin y Asociados S.R.L., as required by Item 16F of Form 20-F.*
97.1	Compensation Recoupment Policy. *
99.1	Reserves Report of DeGolyer and MacNaughton dated March 1, 2024, for reserves in Brazil, Chile, Colombia and Ecuador as of December 31, 2023.*
101.INS	Inline XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	104 Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Executive Officer and Director

Date: March 27, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Annual Consolidated Financial Statements—GeoPark Limited
Reports of Independent Registered Public Accounting Firm: Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited) located in Bogota, Colombia. PCAOB ID No. 1522.	F-2
Report of Independent Registered Public Accounting Firm: Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited) located in Buenos Aires, Argentina. PCAOB ID No. 1449.	F-6
Consolidated Statement of Income and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021.	F-7
Consolidated Statement of Financial Position as of December 31, 2023 and 2022.	F-9
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021.	F-10
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021.	F-11
Notes to the Audited Annual Consolidated Financial Statements.	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited (the Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2024 expressed an adverse opinion on the effectiveness of internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impact of estimated proved and probable oil and gas reserves on the depreciation of oil and gas properties

Description of the Matter

As discussed in Note 2.11, the proved and probable reserves are used by the Company in the depreciation of the capitalized costs of proved oil and gas properties and production facilities and machinery, using the unit-of-production method based on commercial proved and probable oil and gas reserves, as estimated by independent reserves engineers. As described in Note 10 and 20 to the consolidated financial statements, the carrying value of the Company’s oil and gas properties and production facilities and machinery was $587 million as of December 31, 2023, and depreciation expense was $108 million for the year then ended. The estimation of proved and probable oil and gas reserves also requires the evaluation of inputs, including oil and gas prices and quality differentials, historical oil and gas production, royalties and future development and operating costs, among others.

Auditing the Company’s calculation of depreciation of oil and gas properties was complex because of the use of the work of the independent reserves engineers and the evaluation of management’s determination of the inputs described above used by the engineers in estimating proved and probable oil and gas reserves.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over its process to calculate depreciation of oil and gas properties, including management’s controls over the completeness and the accuracy of the financial data provided to the specialists for use in estimating proved and probable oil and gas reserves.

Our audit procedures included, among others, obtaining the reserves report from the independent reserves engineers and evaluating the competency and objectivity of the independent reserves engineers and management´s qualified persons responsible for overseeing the preparation of the reserves estimates through the consideration of their professional qualifications and experience, as well as the use of generally accepted practices and methodologies in preparing reserves estimates. Additionally, we evaluated the completeness and accuracy of the financial data and inputs used by the independent reserves engineers in estimating proved and probable oil and gas reserves by agreeing the inputs to source documentation and comparing them to historical results. For the future development costs, we also evaluated management’s development plan by assessing consistency of the development projections with the Company’s drill plan and the availability of capital to develop such plan. We also tested the mathematical accuracy of the depreciation computations for oil and gas properties, including testing the underlying data by comparing the proved and probable oil and gas reserves amounts used in the calculations to the reserves report prepared by the independent reserves engineers.

/s/ ERNST & YOUNG AUDIT S.A.S

Member of Ernst & Young Global Limited

We have served as the Company’s auditor since 2023.

Bogotá, Colombia

March 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of

GeoPark Limited

Opinion on Internal Control over Financial Reporting

We have audited GeoPark Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, GeoPark Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the design and execution of information technology general controls (ITGCs) over the timely removal of user access upon personnel termination. As a result, application and manual controls that are dependent on the affected ITGCs were also deemed ineffective.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 27, 2024, which expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG AUDIT S.A.S

Member of Ernst & Young Global Limited

Bogotá, Colombia

March 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited (the Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

Member of Ernst & Young Global Limited

We served as the Company’s auditor from 2020 to 2023.

Buenos Aires, Argentina

March 8, 2023

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2023	2022	2021
REVENUE	7	756,625	1,049,579	688,543
Commodity risk management contracts loss	8	—	(70,221)	(109,191)
Production and operating costs	9	(232,325)	(359,779)	(212,790)
Geological and geophysical expenses	12	(11,192)	(10,529)	(7,891)
Administrative expenses	13	(43,969)	(50,024)	(46,828)
Selling expenses	14	(13,084)	(7,995)	(8,730)
Depreciation		(120,934)	(96,692)	(88,969)
Write-off of unsuccessful exploration efforts	20	(29,563)	(25,789)	(12,262)
Impairment loss for non-financial assets, net	20‑37	(13,332)	—	(4,334)
Other (expenses) income (a)		(21,319)	527	(11,739)
OPERATING PROFIT		270,907	429,077	185,809
Financial expenses	15	(45,815)	(57,073)	(64,112)
Financial income	15	6,237	3,180	1,652
Foreign exchange (loss) gain	15	(16,820)	19,725	5,049
PROFIT BEFORE INCOME TAX		214,509	394,909	128,398
Income tax expense	17	(103,441)	(170,474)	(67,271)
PROFIT FOR THE YEAR		111,068	224,435	61,127
Earnings per share (in US$). Basic	19	1.95	3.78	1.00
Earnings per share (in US$). Diluted	19	1.94	3.75	0.99

(a) Includes results related to business transactions in Chile and Argentina. See Note 36.

The notes on pages F-12 to F-73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2023	2022	2021
Profit for the year	111,068	224,435	61,127
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	1,624	2,121	(1,438)
Gain on cash flow hedges (a)	2,738	966	—
Income tax expense relating to cash flow hedges	(1,369)	(483)	—
Other comprehensive profit (loss) for the year	2,993	2,604	(1,438)

Total comprehensive profit for the year	114,061	227,039	59,689
a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 8.

The notes on pages F-12 to F-73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2023	2022
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	20	686,824	666,879
Right-of-use assets	28	28,451	37,011
Prepayments and other receivables	22	3,063	121
Other financial assets	25	12,564	12,877
Deferred income tax asset	18	15,920	18,943
TOTAL NON-CURRENT ASSETS		746,822	735,831
CURRENT ASSETS
Inventories	23	13,552	14,434
Trade receivables	24	65,049	71,794
Prepayments and other receivables	22	25,896	22,106
Derivative financial instrument assets	25	3,775	967
Cash and cash equivalents	25	133,036	128,843
Assets held for sale	36	28,419	—
TOTAL CURRENT ASSETS		269,727	238,144
TOTAL ASSETS		1,016,549	973,975
EQUITY
Equity attributable to owners of the Company
Share capital	26.1	55	58
Share premium		111,281	134,798
Translation reserve		(9,962)	(11,586)
Other reserves		45,116	73,462
Retained earnings (Accumulated losses)		29,530	(81,147)
TOTAL EQUITY		176,020	115,585
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	27	488,453	485,114
Lease liabilities	28	23,387	22,051
Provisions and other long-term liabilities	29	34,083	51,947
Deferred income tax liability	18	64,063	70,123
TOTAL NON-CURRENT LIABILITIES		609,986	629,235
CURRENT LIABILITIES
Borrowings	27	12,528	12,528
Lease liabilities	28	8,911	10,000
Derivative financial instrument liabilities	25	70	19
Current income tax liabilities	17	44,269	65,002
Trade and other payables	30	137,817	141,606
Liabilities associated with assets held for sale	36	26,948	—
TOTAL CURRENT LIABILITIES		230,543	229,155
TOTAL LIABILITIES		840,529	858,390
TOTAL EQUITY AND LIABILITIES		1,016,549	973,975

The notes on pages F-12 to F-73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					Earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$‘000	Capital	Premium	Reserve	Reserves	Losses)	Total
Equity as of January 1, 2021	61	179,399	(12,269)	104,485	(380,866)	(109,190)
Comprehensive income:
Profit for the year	—	—	—	—	61,127	61,127
Other comprehensive loss for the year	—	—	(1,438)	—	—	(1,438)
Total Comprehensive (loss) profit for the year 2021	—	—	(1,438)	—	61,127	59,689
Transactions with owners:
Share-based payment (Note 31)	—	1,661	—	—	4,960	6,621
Repurchase of shares (Note 26.1.3)	(1)	(11,840)	—	—	—	(11,841)
Cash distribution (Note 26.2)	—	—	—	(7,224)	—	(7,224)
Total 2021	(1)	(10,179)	—	(7,224)	4,960	(12,444)
Balances as of December 31, 2021	60	169,220	(13,707)	97,261	(314,779)	(61,945)
Comprehensive income:
Profit for the year	—	—	—	—	224,435	224,435
Other comprehensive profit for the year	—	—	2,121	483	—	2,604
Total Comprehensive profit for the year 2022	—	—	2,121	483	224,435	227,039
Transactions with owners:
Share-based payment (Note 31)	1	1,840	—	—	9,197	11,038
Repurchase of shares (Note 26.1.3)	(3)	(36,262)	—	—	—	(36,265)
Cash distribution (Note 26.2)	—	—	—	(24,282)	—	(24,282)
Total 2022	(2)	(34,422)	—	(24,282)	9,197	(49,509)
Balances as of December 31, 2022	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the year	—	—	—	—	111,068	111,068
Other comprehensive profit for the year	—	—	1,624	1,369	—	2,993
Total Comprehensive profit for the year 2023	—	—	1,624	1,369	111,068	114,061
Transactions with owners:
Share-based payment (Note 31)	1	7,718	—	—	(391)	7,328
Repurchase of shares (Note 26.1.3)	(4)	(31,235)	—	—	—	(31,239)
Cash distribution (Note 26.2)	—	—	—	(29,715)	—	(29,715)
Total 2023	(3)	(23,517)	—	(29,715)	(391)	(53,626)
Balances as of December 31, 2023	55	111,281	(9,962)	45,116	29,530	176,020

The notes on pages F-12 to F-73 are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$‘000	Note	2023	2022	2021
Cash flows from operating activities
Profit for the year		111,068	224,435	61,127
Adjustments for:
Income tax expense	17	103,441	170,474	67,271
Depreciation		120,934	96,692	88,969
Loss on disposal of property, plant and equipment		426	73	787
Impairment loss for non-financial assets	20‑37	13,332	—	4,334
Write-off of unsuccessful exploration efforts	20	29,563	25,789	12,262
Accrual of borrowing’s interests		30,839	36,360	44,378
Borrowings cancellation costs	15	—	5,141	6,308
Amortization of other long-term liabilities	29	(127)	(2,407)	(223)
Unwinding of long-term liabilities	15	6,456	6,026	5,079
Accrual of share-based payment		7,328	11,038	6,621
Foreign exchange loss (gain)	15	19,729	(19,725)	(5,049)
Unrealized gain on commodity risk management contracts	8	—	(13,023)	(463)
Income tax paid (a)		(115,626)	(33,355)	(65,273)
Changes in working capital (b)	5	(26,425)	(40,047)	(9,351)
Cash flows from operating activities – net		300,938	467,471	216,777
Cash flows from investing activities
Purchase of property, plant and equipment		(199,040)	(168,808)	(129,258)
Proceeds from disposal of long-term assets	36	450	15,135	2,700
Cash flows used in investing activities – net		(198,590)	(153,673)	(126,558)
Cash flows from financing activities
Proceeds from borrowings	5	—	—	172,174
Debt issuance costs paid	5	—	—	(2,019)
Principal paid	5	—	(172,522)	(274,934)
Interest paid	5	(27,500)	(36,514)	(42,592)
Borrowings cancellation and other costs paid	5	—	(9,118)	(12,908)
Lease payments	5	(10,267)	(7,851)	(7,518)
Repurchase of shares	26.1	(31,239)	(36,265)	(11,841)
Cash distribution	26.2	(29,715)	(24,282)	(7,224)
Payments for transactions with former non-controlling interest		—	—	(3,580)
Cash flows used in financing activities – net		(98,721)	(286,552)	(190,442)
Net increase (decrease) in cash and cash equivalents		3,627	27,246	(100,223)

Cash and cash equivalents at January 1		128,843	100,604	201,907
Currency translation differences		566	993	(1,080)
Cash and cash equivalents at the end of the year		133,036	128,843	100,604

Ending Cash and cash equivalents are specified as follows:
Cash in bank and bank deposits		133,023	128,831	100,587
Cash in hand		13	12	17
Cash and cash equivalents		133,036	128,843	100,604
(a)	Includes self-withholding taxes for US$ 35,116,000, US$ 20,767,000 and US$ 12,469,000 in 2023, 2022 and 2021, respectively.
(b)	Includes withholding taxes from clients for US$ 27,558,000, US$ 27,256,000 and US$ 16,361,000 in 2023, 2022 and 2021, respectively.

The notes on pages F-12 to F-73 are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1     General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Colombia, Ecuador and Brazil.

These Consolidated Financial Statements were authorized for issue by the board of directors on March 6, 2024 and have been approved to be included in our 2023 annual report (Form 20-F) on March 27, 2024.

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

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2023, as follows:

IFRS 17 Insurance Contracts

IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation, and disclosure.

This new accounting standard replaces IFRS 4 Insurance Contracts. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance, and re-insurance), regardless of the type of entity that issues them, as well as certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.

The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:

●	a specific adaptation for contracts with direct participation features (the variable fee approach), and
●	a simplified approach (the premium allocation approach) mainly for short-duration contracts.

The new standard had no impact on the Consolidated Financial Statements of the Group.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 clarify the distinction between changes in accounting estimates, changes in accounting policies and the correction of errors. They also clarify how to use measurement techniques and inputs to develop accounting estimates.

These amendments had no impact on the Consolidated Financial Statements of the Group.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements provide guidance to apply materiality judgements to accounting policy disclosures. The amendments aim to provide accounting policy disclosures that are more useful by replacing the requirement to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how to apply the concept of materiality in making decisions about accounting policy disclosures.

These amendments had no impact on the Consolidated Financial Statements of the Group.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

The amendments to IAS 12 Income Tax narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.

These amendments had no impact on the Consolidated Financial Statements of the Group.

International Tax Reform—Pillar Two Model Rules – Amendments to IAS 12

The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two model rules and include:

●	a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules,
●	disclosure requirements to assist in better understanding the Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception applies immediately. The disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.

The amendments had no impact on the Consolidated Financial Statements of the Group.

2.1.1.2 Standards issued but not yet effective

The new and amended standards and interpretations that have been issued, but are not yet effective, as of the date of issuance of these Consolidated Financial Statements are disclosed below. The Group has not early adopted these new and amended standards and interpretations, and intends to adopt them, if applicable, when they become effective.

Amendments to IFRS 16: Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and must be applied retrospectively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Earlier application is permitted, and any earlier application must be disclosed.

The amendments are not expected to have a material impact on the Consolidated Financial Statements of the Group.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	what is meant by a right to defer settlement;
●	that a right to defer must exist at the end of the reporting period;
●	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and
●	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024, and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements.

The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but would need to be disclosed. The amendments are not expected to have a material impact on the Group’s Consolidated Financial Statements.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

On March 06, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. While compliance with this rule is phased in and not required for these Consolidated Financial Statements, the Group is currently assessing the impact of this rule and planification efforts ahead of initial required compliance.

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

Considering the performance of the operations, the Group’s cash position of US$ 133,036,000, the oil hedges to mitigate the price risk exposure within the next twelve to fifteen months, the deleveraging process executed in 2021 and 2022 (see Note 27), and the fact that its total indebtedness as of December 31, 2023, matures in January 2027, the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Ecuador, Chile and Argentina is the US Dollar, meanwhile for the Group´s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

2.9 Production and operating costs

Production and operating costs are recognized in the Consolidated Statement of Income on the accrual basis of accounting. These costs include wages and salaries incurred to achieve the revenue for the year. Direct and indirect costs of raw materials and consumables, rentals, and royalties and economic rights in cash are also included within this account.

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

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e., seismic), direct labor costs and drilling costs of exploratory wells. No depreciation and/or amortization are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense (exploration costs) in the period in which the determination is made, depending on whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable.

A charge of US$ 29,563,000 has been recognized in the Consolidated Statement of Income within the ‘Write-off of unsuccessful exploration efforts’ line item (US$ 25,789,000 in 2022 and US$ 12,262,000 in 2021). See Note 20.

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

Impairment losses were recognized for US$ 13,332,000 in 2023 (no impairment losses were recognized in 2022 and US$ 4,334,000 were recognized in 2021). See Note 37. The write-offs are detailed in Note 20.

2.14 Lease contracts – Group as a lessee

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

As of December 31, 2023, the Group classified non-current assets and liabilities corresponding to the Chilean companies as held for sale due to the divestment process that was agreed to in December 2023 and which closed in January 2024. See Note 36.1.

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

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all the risks and rewards of ownership have been transferred. An assessment for impairment is undertaken at each balance sheet date.

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

2.23.1 Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in Other Reserves within Equity. The gain or loss relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income.

When forward contracts are used to hedge forecast transactions, the Group designates the change in fair value of the forward contract as the hedging instrument. Gains or losses relating to the effective portion of the change in the fair value of the forward contracts are recognized in Other Reserves within Equity.

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

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

2.25 Share capital

Equity comprises the following:

●	"Share capital" representing the nominal value of equity shares.
●	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
●	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
●	"Other reserves" representing:
-	the difference between the proceeds from transactions with non-controlling interests received against the book value of the shares acquired in subsidiaries, and
-	the changes in the fair value of the effective portion of derivatives designated as cash flow hedges.
●	"Retained earnings (Accumulated losses)" representing:
-	accumulated earnings and losses, and
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end.

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

Currency risk

In Colombia, Ecuador, Chile and Argentina the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar, except for Ecuador where the local currency is the US Dollar, does not impact the loans, costs and revenue held in US Dollars; but it does impact receivables or payables originated in local currency mainly corresponding to VAT and income tax.

The Group minimises the local currency positions in Colombia, Chile and Argentina by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

From time to time, the Group enters into derivative financial instruments in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. No currency risk management contracts were in place as of December 31, 2023, and onwards. In January 2023, GeoPark entered into derivative financial instruments (zero-premium collars) with local banks in Colombia, for an amount equivalent to US$ 38,000,000 in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in April and June 2023.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in US Dollar equivalents.

During 2023, the Colombian Peso revalued by 21% (devalued by 21% and 16% in 2022 and 2021, respectively), the Chilean Peso devalued by 3% (1% and 19% in 2022 and 2021, respectively), and the Argentine Peso devalued by 356% (72% and 22% in 2022 and 2021, respectively), all against the US Dollar.

If the Colombian Peso, the Chilean Peso, and the Argentine Peso had each devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been higher by US$ 13,971,000 (US$ 14,695,000 in 2022 and US$ 9,070,000 in 2021).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the provision for asset retirement obligation and the lease liabilities.

During 2023, the Brazilian Real revalued by 7% against the US Dollar (revalued by 7% in 2022 and devalued by 7% 2021). If the Brazilian Real had devalued an additional 10% against the US dollar, with all other variables held constant, post-tax profit for the year would have been lower by US$ 728,000 (US$ 726,000 in 2022 and US$ 780,000 in 2021).

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

In Chile, the oil price was linked to Dated Brent minus certain marketing and quality discounts such as, API, sulphur content and others. The gas price, under a long-term Gas Supply Contract with Methanex, was determined by a formula that considers a basket of international methanol prices, including US and European price indices.

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 42,393,000 (US$ 47,330,000 in 2022 and US$ 17,899,000 in 2021).

GeoPark seeks to partially mitigates its exposure to crude oil price volatility using derivatives by hedging a portion of its production for a limited period going forward. The Group uses a combination of options to manage its exposure to commodity price risk, which considers forecasted production and budget price levels, among other factors. GeoPark has also obtained credit lines from different counterparties to minimize the potential cash exposure of the derivative contracts (see Note 8).

Credit risk– concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold or hedged. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2023, the oil and gas production was sold to three clients which concentrate 96% of the Colombian subsidiaries’ revenue, accounting for 89% of the consolidated revenue (97% and 99% of the Colombian subsidiaries’

revenue, accounting for 90% and 89% of the consolidated revenue in 2022 and 2021). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador, and to the Colombian pipeline system in case of contingencies in Ecuador that affect the transport through the Ecuadorian pipeline system. The outstanding contracts for Colombian production extend through the first half of 2024. GeoPark manages its counterparty credit risk associated to sales contracts by periodic evaluation of the counterparties’ credit profile and, in certain contracts, including early payment conditions to minimize the exposure.

In Ecuador, oil is transported through the Ecuadorian pipeline system, with Esmeraldas as the delivery point, and 100% of the sales are exported on a competitive basis to industry leading participants including traders and other producers. Sales of crude oil in Ecuador accounted for 3% of the consolidated revenue in 2023 (1% in 2022).

In Brazil, all the gas from the Manati Block is sold to Petrobras, the State-owned company, which is also the operator of the Manati Field (2% of the consolidated revenue in 2023 and 2022, and 3% in 2021).

In Chile, the oil production was sold to ENAP, the State-owned oil and gas company (1% of the consolidated revenue in 2023, 2022 and 2021), and the gas production was sold to the local subsidiary of Methanex, a Canadian public company (1% of the consolidated revenue in 2023 and 2022, and 2% in 2021).

GeoPark Limited has entered into a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside the Group’s Putumayo Basin production. Sales of crude oil purchased from third parties accounted for 1% of the consolidated revenue in 2023 and 2022.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

GeoPark executes oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies; therefore the Directors do not consider there to be a significant collection risk. See disclosure in Notes 8 and 25.

Funding and Liquidity risk

In the past, the Group has been able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

The Group is positioned at the end of 2023 with a cash balance of US$ 133,036,000, and has access to a US$ 80,000,000 senior unsecured credit facility with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A., and to US$ 179,600,000 in uncommitted credit lines, and its total indebtedness matures in January 2027. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with over 38,000 boepd in production at year end. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

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

The Group does not currently face interest rate risk on its US$ 500,000,000 Notes which carry a fixed rate coupon of 5.50% per annum and mature in January 2027. Consequently, the accruals and interest payments are not substantially affected by changes in prevailing interest rates.

As of December 31, 2023, there were no outstanding borrowings affected by a variable rate.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group manages its capital structure and makes adjustments in light of changes in economic conditions, operating risks and working capital requirements. To maintain or adjust its capital structure, the Group may issue or buy back shares, change its dividend policy, raise or refinance debt and/or adjust its capital expenditures to manage its operating and growth objectives. Additionally, the Group utilizes a planning, budgeting and forecasting process to help determine and monitor the funds needed to maintain appropriate liquidity for operational, capital and financial needs.

As of December 31, 2023 and 2022, GeoPark is in compliance with the debt covenant ratios associated with the Company´s Notes due 2027. See Note 27.

The following table summarizes the Group’s capital structure balances:

Amounts in US$‘000	2023	2022
Total Equity	176,020	115,585
Net Debt (a)	367,945	368,799
Working capital (b)	39,184	8,989
(a)	Calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the Consolidated Statement of Financial Position) less cash and cash equivalents.
(b)	Calculated as ‘current assets’ less ‘current liabilities’.

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

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

●	The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2023, prepared by DeGolyer and MacNaughton Corp., an independent international oil and gas consulting firm based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies;
o	tax rates by jurisdiction; and
o	future development and operating costs.

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

●	Cash flows estimates for impairment assessments of non-financial assets require assumptions about three primary elements: future prices, reserves and discount rate. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 37).
●	The Group adopted the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

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

Note 5     Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows shows the Group’s cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

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

Cash flows from financing activities include changes in equity and proceeds from borrowings and repayment of loans.

Cash and cash equivalents include bank overdraft, if any, and liquid funds with a term of less than three months.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flows:

Amounts in US$‘000	2023	2022	2021
Increase (Decrease) in asset retirement obligation	7,374	(4,942)	(651)
Increase (Decrease) in provisions for other long-term liabilities	2,370	(2,616)	(443)
Purchase of property, plant and equipment	(7,864)	7,864	—
Additions / changes in estimates of right-of-use assets	137	22,462	5,288

Changes in working capital shown in the Consolidated Statement of Cash Flows are disclosed as follows:

Amounts in US$‘000	2023	2022	2021
(Increase) Decrease in Inventories	(1,330)	(6,694)	1,241
Decrease (Increase) in Trade receivables	6,820	(1,425)	(23,290)
Increase in Prepayments and other receivables and Other assets (a)	(33,328)	(30,929)	(13,817)
Increase (Decrease) in Trade and other payables	1,413	(999)	26,515
	(26,425)	(40,047)	(9,351)
(a)	Includes withholding taxes from clients for US$ 27,558,000, US$ 27,256,000 and US$ 16,361,000, in 2023, 2022 and 2021, respectively.

The following chart shows the movements in the borrowings and lease liabilities for each of the periods presented:

		Lease
Amounts in US$‘000	Borrowings	Liabilities	Total
As of January 1, 2021	784,586	22,347	806,933
Proceeds from borrowings	172,174	—	172,174
Debt issuance costs paid	(2,019)	—	(2,019)
Addition to lease liabilities	—	5,288	5,288
Accrual of borrowing's interests	44,323	—	44,323
Exchange difference	(581)	(365)	(946)
Foreign currency translation	(265)	(461)	(726)
Unwinding of discount	—	1,453	1,453
Principal paid	(274,934)	—	(274,934)
Interest paid	(42,592)	—	(42,592)
Borrowings cancellation costs	6,308	—	6,308
Borrowings cancellation and other costs paid	(12,908)	—	(12,908)
Lease payments	—	(7,518)	(7,518)
As of December 31, 2021	674,092	20,744	694,836
Addition to lease liabilities	—	22,462	22,462
Accrual of borrowing's interests	36,360	—	36,360
Exchange difference	—	(6,426)	(6,426)
Foreign currency translation	203	284	487
Unwinding of discount	—	2,838	2,838
Principal paid	(172,522)	—	(172,522)
Interest paid	(36,514)	—	(36,514)
Borrowings cancellation costs	5,141	—	5,141
Borrowings cancellation and other costs paid	(9,118)	—	(9,118)
Lease payments	—	(7,851)	(7,851)
As of December 31, 2022	497,642	32,051	529,693
Addition to lease liabilities	—	137	137
Accrual of borrowing's interests	30,839	—	30,839
Exchange difference	—	7,061	7,061
Liabilities associated with assets held for sale (Note 36.1)	—	(26)	(26)
Foreign currency translation	—	174	174
Unwinding of discount	—	3,168	3,168
Interest paid	(27,500)	—	(27,500)
Lease payments	—	(10,267)	(10,267)
As of December 31, 2023	500,981	32,298	533,279

Note 6     Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Chief Exploration Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

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

Segment areas (geographical segments)

Amounts in US$ ‘000	Colombia	Ecuador	Brazil	Chile (b)	Argentina	Corporate	Total
2023
Revenue	702,401	19,097	14,019	15,644	—	5,464	756,625
Sale of crude oil	702,308	19,097	490	5,052	—	—	726,947
Sale of purchased crude oil	—	—	—	—	—	5,464	5,464
Sale of gas	903	—	13,529	10,592	—	—	25,024
Commodity risk management contracts designated as cash flow hedges	(810)	—	—	—	—	—	(810)
Production and operating costs	(204,245)	(10,242)	(4,946)	(8,226)	—	(4,666)	(232,325)
Royalties in cash	(11,201)	—	(1,096)	(548)	—	—	(12,845)
Economic rights in cash	(72,032)	—	—	—	—	—	(72,032)
Share-based payment	(671)	(7)	—	(72)	—	—	(750)
Other operating costs	(120,341)	(10,235)	(3,850)	(7,606)	—	(4,666)	(146,698)
Adjusted EBITDA	446,835	5,159	6,374	4,952	(2,620)	(8,838)	451,862
Depreciation	(101,666)	(7,096)	(2,332)	(9,815)	(22)	(3)	(120,934)
Recognition of impairment losses	—	—	—	(13,332)	—	—	(13,332)
Write-off of unsuccessful exploration efforts	(29,563)	—	—	—	—	—	(29,563)
Total assets	895,900	40,336	27,891	36,192	357	15,873	1,016,549
Employees (average) (a)	400	6	4	33	18	8	469
Employees at year end (a)	412	5	4	27	15	7	470

Amounts in US$ ‘000	Colombia	Ecuador	Brazil	Chile (b)	Argentina	Corporate	Total
2022
Revenue	978,423	10,671	19,873	29,196	1,962	9,454	1,049,579
Sale of crude oil	977,184	10,671	796	14,460	1,664	—	1,004,775
Sale of purchased crude oil	—	—	—	—	—	9,454	9,454
Sale of gas	1,239	—	19,077	14,736	298	—	35,350
Realized loss on commodity risk management contracts	(83,244)	—	—	—	—	—	(83,244)
Production and operating costs	(327,626)	(3,220)	(5,299)	(14,126)	(1,579)	(7,929)	(359,779)
Royalties in cash	(60,314)	—	(1,546)	(1,165)	(273)	—	(63,298)
Economic rights in cash	(188,989)	—	—	—	—	—	(188,989)
Share-based payment	(843)	(10)	—	(103)	1	—	(955)
Other operating costs	(77,480)	(3,210)	(3,753)	(12,858)	(1,307)	(7,929)	(106,537)
Adjusted EBITDA	525,593	4,197	11,654	11,753	(3,643)	(8,775)	540,779
Depreciation	(78,775)	(788)	(2,796)	(14,076)	(254)	(3)	(96,692)
Write-off of unsuccessful exploration efforts	(21,318)	(4,471)	—	—	—	—	(25,789)
Total assets	797,390	35,690	34,329	63,379	1,296	41,891	973,975
Employees (average) (a)	362	7	5	53	33	9	469
Employees at year end (a)	388	8	4	49	24	9	482

Amounts in US$ ‘000	Colombia	Ecuador	Brazil	Chile (b)	Argentina	Corporate	Total
2021
Revenue	618,268	—	20,109	21,471	28,695	—	688,543
Sale of crude oil	616,133	—	661	6,297	24,468	—	647,559
Sale of gas	2,135	—	19,448	15,174	4,227	—	40,984
Realized loss on commodity risk management contracts	(109,654)	—	—	—	—	—	(109,654)
Production and operating costs	(178,384)	—	(4,596)	(11,050)	(18,760)	—	(212,790)
Royalties in cash	(33,385)	—	(1,575)	(770)	(4,270)	—	(40,000)
Economic rights in cash	(72,956)	—	(67)	—	—	—	(73,023)
Share-based payment	(334)	—	—	(31)	26	—	(339)
Other operating costs	(71,709)	—	(2,954)	(10,249)	(14,516)	—	(99,428)
Adjusted EBITDA	294,847	(2,071)	12,569	7,639	2,124	(14,308)	300,800
Depreciation	(61,279)	(200)	(4,082)	(14,275)	(9,130)	(3)	(88,969)
Recognition of impairment losses	—	—	—	(17,641)	13,307	—	(4,334)
Write-off of unsuccessful exploration efforts	(7,827)	—	—	(4,435)	—	—	(12,262)
Total assets	689,401	7,782	38,846	71,515	38,111	50,086	895,741
Employees (average) (a)	308	8	4	55	92	9	476
Employees at year end (a)	321	3	4	52	74	9	463
(a)	Unaudited.
(b)	Divested in January 2024. See Note 36.1.

In 2023, approximately 89% of capital expenditure was incurred by Colombia (82% in 2022 and 93% in 2021) and 11% was incurred by Ecuador (11% in 2022 and 4% in 2021). No capital expenditure was incurred by Chile in 2023 (7% in 2022 and 3% in 2021).

A reconciliation of total Adjusted EBITDA to total profit (loss) before income tax is provided as follows:

Amounts in US$ ‘000	2023	2022	2021
Adjusted EBITDA	451,862	540,779	300,800
Unrealized gain on commodity risk management contracts	—	13,023	463
Depreciation (a)	(120,934)	(96,692)	(88,969)
Share-based payment	(7,328)	(11,038)	(6,621)
Impairment and write-off of unsuccessful exploration efforts, net	(42,895)	(25,789)	(16,596)
Lease accounting - IFRS 16	10,267	7,851	7,518
Others (b)	(20,065)	943	(10,786)
Operating profit	270,907	429,077	185,809
Financial expenses	(45,815)	(57,073)	(64,112)
Financial income	6,237	3,180	1,652
Foreign exchange (loss) gain	(16,820)	19,725	5,049
Profit before tax	214,509	394,909	128,398
(a)	Net of capitalized costs for oil stock included in Inventories.
(b)	Includes allocation to capitalized projects. In 2023, also includes termination and other costs incurred because of the divestment process in Chile, including a provision for investment commitments maintained by GeoPark after the transaction, for a total amount of US$ 9,742,000 (see Note 36.1), together with the amount paid for transferring the working interest in the Los Parlamentos Block in Argentina to the joint operation partner for US$ 7,023,000 (see Note 36.2), and others. In 2022, also includes gain from the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina. In 2021, also includes termination costs and write-down of tax credits in Argentina.

Note 7     Revenue

Amounts in US$ ‘000	2023	2022	2021
Sale of crude oil	726,947	1,004,775	647,559
Sale of purchased crude oil	5,464	9,454	—
Sale of gas	25,024	35,350	40,984
Commodity risk management contracts designated as cash flow hedges (a)	(810)	—	—
	756,625	1,049,579	688,543
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 8.

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

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods through December 31, 2022, were accounted for as non-hedge derivatives and therefore all changes in the fair values of these derivative contracts were recognized immediately as gains or losses in the results of the periods in which they occurred as part of the ‘Commodity risk management contracts’ line item in the Consolidated Statement of Income.

The table below summarizes the results on non-hedge derivative commodity risk management contracts:

	2023	2022	2021
Realized loss on commodity risk management contracts	—	(83,244)	(109,654)
Unrealized gain on commodity risk management contracts	—	13,023	463
	—	(70,221)	(109,191)

The Group’s derivatives that hedge cash flows from the sales of crude oil for periods from January 1, 2023, onwards are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in ‘Other Reserves’ within ‘Equity’. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in ‘Other Reserves’ is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the ‘Revenue’ line item in the Consolidated Statement of Income.

The following table presents the Group’s production hedged during the year ended December 31, 2023, and for the following periods as a consequence of the derivative contracts in force as of December 31, 2023:

Period	Reference	Type	Volume bbl/d	Weighted average price US$/bbl
January 1, 2023 - March 31, 2023	ICE BRENT	Zero Premium Collars	9,500	66.05 Put 112.59 Call
April 1, 2023 - June 30, 2023	ICE BRENT	Zero Premium Collars	10,000	69.25 Put 110.56 Call
July 1, 2023 - September 30, 2023	ICE BRENT	Zero Premium Collars	9,000	70.00 Put 94.69 Call
October 1, 2023 - December 31, 2023	ICE BRENT	Zero Premium Collars	9,000	69.44 Put 91.82 Call
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	7,000	66.43 Put 99.32 Call
October 1, 2024 - December 31, 2024	ICE BRENT	Zero Premium Collars	1,000	70.00 Put 96.00 Call

Note 9     Production and operating costs

Amounts in US$ '000	2023	2022	2021
Staff costs (Note 11)	13,889	13,114	16,655
Share-based payment (Note 11)	750	955	339
Royalties in cash (a)	12,845	63,298	40,000
Economic rights in cash (a)	72,032	188,989	73,023
Well and facilities maintenance	26,089	20,779	17,989
Operation and maintenance	8,143	6,545	7,826
Consumables (b)	37,556	21,789	19,270
Equipment rental	4,314	7,580	8,127
Transportation costs	5,850	4,021	3,383
Field camp	6,546	4,070	4,386
Safety and insurance costs	5,487	3,745	4,216
Personnel transportation	3,363	2,480	2,397
Consultant fees	2,291	2,133	1,732
Gas plant costs	1,865	1,680	2,596
Non-operated blocks costs (c)	20,421	12,650	4,941
Crude oil stock variation	2,004	(6,449)	1,271
Purchased crude oil	4,666	7,929	—
Other costs	4,214	4,471	4,639
	232,325	359,779	212,790
(a)	Royalties and economic rights in Colombia are payable to the National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others (see Note 33). During 2023, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from year to year, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Consolidated Statement of Income.

(b)	Consumables include energy costs of US$ 26,348,000 in the Llanos 34 Block in 2023 (US$ 6,086,000 in 2022) due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.

(c)	Non-operated block costs show the increase in activities in the CPO-5 and Perico Blocks in Colombia and Ecuador, respectively.

Note 10     Depreciation

Amounts in US$ ‘000	2023	2022	2021
Oil and gas properties	95,369	76,720	66,011
Production facilities and machinery	12,896	12,244	12,468
Furniture, equipment and vehicles	1,304	1,344	1,960
Buildings and improvements	503	672	700
Depreciation of property, plant and equipment (a)	110,072	90,980	81,139
Related to:
Productive assets	108,265	88,964	78,479
Administrative assets	1,807	2,016	2,660
Depreciation total (a)	110,072	90,980	81,139
(a)	Depreciation without considering capitalized costs for oil stock included in Inventories nor depreciation of right-of-use assets.

Note 11     Staff costs and Directors’ Remuneration

	2023	2022	2021
Number of employees at year end (a)	470	482	463
Amounts in US$ ‘000
Wages and salaries	41,917	38,699	42,516
Share-based payments (Note 31)	7,328	11,038	6,621
Social security charges	5,992	5,593	6,901
Director’s fees and allowance	896	1,172	2,853
	56,133	56,502	58,891
Recognized as follows:
Production and operating costs	14,639	14,069	16,994
Geological and geophysical expenses	8,407	7,490	6,219
Administrative expenses	32,604	34,533	35,360
Selling expenses	483	410	318
	56,133	56,502	58,891
Board of Directors’ and key managers’ remuneration
Salaries and fees	6,081	10,317	9,069
Share-based payments	4,886	8,728	5,759
Other benefits in kind	—	171	296
	10,967	19,216	15,124
(a)	Unaudited.

Directors’ Remuneration

	Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)	(No. of Shares)	(in US$)
James F. Park (a)	—	—	—
Andrés Ocampo (b)	—	—	—
Robert Bedingfield (c)	—	21,098	240,000
Constantin Papadimitriou (d)	120,000	8,791	220,000
Somit Varma (e)	—	20,219	230,000
Sylvia Escovar Gomez (f)	—	23,109	262,500
Brian Maxted (g)	120,000	8,791	220,000
Carlos Macellari (h)	205,000	8,791	305,000
Marcela Vaca (i)	100,000	8,791	200,000
(a)	Mr. Park has a consulting agreement with the Company to act as CEO advisor and provide support and assistance in addition to his role as Vicechair, non-executive Director and Strategy and Risk Committee Chairman, and he relinquished his fees as a member of the Board.
(b)	Mr. Ocampo has a service contract to act as Chief Executive Officer, and he relinquished his fees as a member of the Board.
(c)	Audit Committee Chairman.
(d)	Compensation Committee Chairman.
(e)	Nomination and Corporate Governance Committee Chairman.
(f)	Independent Chair of the Board.
(g)	Technical Committee Chairman.
(h)	Mr. Macellari, as member of the Technical Committee, instructed by the Board, was awarded additional fees on strategic and technical exploration advisory.
(i)	SPEED Committee Chairman.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2023	2022	2021
Staff costs (Note 11)	7,879	7,097	6,042
Share-based payment (Note 11)	528	393	177
Communication and IT costs	2,139	1,743	1,071
Consultant fees	1,373	917	854
Allocation to capitalized project	(1,254)	(416)	(953)
Other services	527	795	700
	11,192	10,529	7,891

Note 13     Administrative expenses

Amounts in US$ ‘000	2023	2022	2021
Staff costs (Note 11)	25,675	23,671	26,402
Share-based payment (Note 11)	6,033	9,690	6,105
Consultant fees	10,645	9,574	10,806
Safety and insurance costs	3,890	3,834	3,142
Travel expenses	1,730	2,336	719
Non-operated blocks expenses	1,568	1,390	799
Director’s fees and allowance (Note 11)	896	1,172	2,853
Communication and IT costs	3,760	3,419	4,214
Allocation to joint operations	(13,986)	(9,642)	(8,574)
Other administrative expenses	3,758	4,580	362
	43,969	50,024	46,828

Note 14     Selling expenses

Amounts in US$ ‘000	2023	2022	2021
Staff costs (Note 11)	466	410	318
Shared-based payment (Note 11)	17	—	—
Transportation (a)	9,022	4,881	4,233
Selling taxes and other	3,579	2,704	4,179
	13,084	7,995	8,730
(a)	The rise in transportation costs in 2023 is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 15     Financial results

Amounts in US$ '000	2023	2022	2021
Financial expenses
Interest and amortization of debt issue costs	(30,839)	(36,360)	(44,713)
Borrowings cancellation costs	—	(5,141)	(6,308)
Bank charges and other financial results	(8,520)	(9,546)	(8,012)
Unwinding of long-term liabilities	(6,456)	(6,026)	(5,079)
	(45,815)	(57,073)	(64,112)
Financial income
Interest received	6,237	3,180	1,652
	6,237	3,180	1,652
Foreign exchange gains and losses
Foreign exchange (loss) gain, net	(19,729)	19,725	5,049
Realized result on currency risk management contracts	2,909	—	—
	(16,820)	19,725	5,049
Total Financial results	(56,398)	(34,168)	(57,411)

Note 16     Tax reform in Colombia

In November 2022, the Colombian Congress approved a Tax Reform (“Law 2277”) which contemplated an increase in the effective tax rate and the government take for certain entities of the oil and gas industry.

A relevant provision included in the Law 2277 establishes a permanent surtax for companies developing crude oil extractive activities, ranging between 0% and 15%. The surtax triggers when the Brent price average during the fiscal year meets percentiles 30 and upwards of the Brent price average of the last 10 years (as shown in the table below regarding fiscal year 2024) and is calculated as additional percentage points of the CIT rate that is applicable to the taxable base determined on a regular basis for CIT purposes. The applicable surtax for 2023 was 10%. Income derived from gas production is exempted of surtax.

Surcharge Price Triggers applicable for fiscal year 2024	Surcharge rate
< US$ 67.18 /bbl	0%
US$ 67.18 to US$ 76.39 /bbl	5%
US$ 76.39 to US$ 79.87 /bbl	10%
> US$ 79.87 /bbl	15%

In addition to the aforementioned rules, the Law 2277 included other measures such as the strike off of the straight-line amortization method for new exploratory assets which will pass to be calculated under the ‘unit of production’ method, and repeals the tax credit of 50% of the industry and commerce tax paid during the year, which will no longer be treated as a tax credit but as a common deduction. The tax rate for dividends increased to 20% as well as the rate for capital gains tax that increased to 15%.

These tax provisions became effective in 2023, but the surtax was considered for deferred income tax purposes from the year ended December 31, 2022.

Note 17     Income tax

Amounts in US$ ‘000	2023	2022
Current income tax liabilities	44,269	65,002
	44,269	65,002

Amounts in US$ ‘000	2023	2022	2021
Current income tax charge	(107,740)	(126,269)	(49,291)
Deferred income tax benefit (charge) (Note 18)	4,299	(44,205)	(17,980)
	(103,441)	(170,474)	(67,271)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2023	2022	2021
Profit before tax	214,509	394,909	128,398
Tax losses from non-taxable jurisdictions	39,526	53,005	91,351
Taxable profit	254,035	447,914	219,749

Income tax calculated at domestic tax rates applicable to Profit in the respective countries	(123,202)	(157,315)	(71,086)
Tax losses where no deferred income tax benefit is recognized	(6,918)	(2,832)	(7,510)
Effect of currency translation on tax base	36,691	(10,797)	(10,354)
Effect of inflation adjustment for tax purposes	—	—	2,482
Changes in the income tax rate (Note 16)	(8,853)	(3,820)	(1,703)
Write-down of deferred income tax benefits previously recognized (a)	(3,895)	(2,938)	(7,261)
Previously unrecognized tax losses	632	9,067	9,593
Income tax on dividends (b)	(2,595)	(3,038)	—
Fiscal recognition of property, plant and equipment	—	—	8,919
Non-taxable results (c)	4,699	1,199	9,649
Income tax	(103,441)	(170,474)	(67,271)
(a)	Includes write-down of tax losses and other deferred income tax assets in Chile, Brazil and Argentina where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2023, 2022 and 2021.
(b)	Includes income tax payable in Spain due to dividends received from subsidiaries.
(c)	Includes non-deductible expenses and non-taxable gains in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rate in Colombia may range from 35% to 50%, depending on the surcharge applicable for each year (see Note 16). Income tax rates in other countries where the Group operates (Ecuador, Brazil and Chile) ranges from 15% to 34%. There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2023	2022	2021
Colombia	—	4,837	15,557
Brazil (a)	26,808	26,736	26,781
Chile (a) (c)	313,409	323,929	285,456
Argentina (b)	9,981	24,065	35,773
Spain (a)	6,936	7,205	9,443
Total tax losses as of December 31	357,134	386,772	373,010
(a)	Taxable losses have no expiration date.
(b)	Tax losses accumulated as of December 31, 2023, are: US$ 2,551,000, US$ 939,000, US$ 2,297,000, US$ 927,000 and US$ 3,267,000 expiring in 2024, 2025, 2026, 2027 and 2028, respectively.
(c)	The Chilean business was divested on January 18, 2024 (see Note 36.1), and therefore these tax losses no longer belong to GeoPark from such date.

As of December 31, 2023, deferred income tax assets in respect of tax losses in Chile and Argentina and a portion of tax losses in Brazil have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 18     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2023	2022
Deferred income tax as of January 1	(51,180)	(6,875)
Currency translation differences	107	383
Income tax expense relating to cash flow hedges recognized in OCI	(1,369)	(483)
Income statement benefit (charge)	4,299	(44,205)
Deferred income tax as of December 31	(48,143)	(51,180)

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2023, and 2022, are as follows:

	At the		Currency
	beginning	Charged to	translation		At the end
Amounts in US$ ‘000	of year	net profit	differences	Reclassification	of year
Deferred income tax assets
Difference in depreciation rates and other	4,759	8,911	(108)	(556)	13,006
Tax losses	14,184	(11,485)	215	—	2,914
Total 2023	18,943	(2,574)	107	(556)	15,920
Total 2022	14,072	4,488	383	—	18,943

			Income tax expense
	At the beginning	Charged to	relating to		At the end
Amounts in US$ ‘000	of year	net profit	cash flow hedges	Reclassification	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(70,123)	6,873	(1,369)	556	(64,063)
Total 2023	(70,123)	6,873	(1,369)	556	(64,063)
Total 2022	(20,947)	(48,693)	(483)	—	(70,123)

Note 19     Earnings per share

Amounts in US$ ‘000 except for shares	2023	2022	2021
Numerator: Profit for the year	111,068	224,435	61,127
Denominator: Weighted average number of shares used in basic EPS	56,836,682	59,330,421	60,901,109
Earnings after tax per share (US$) – basic	1.95	3.78	1.00

Amounts in US$ ‘000 except for shares	2023	2022	2021
Weighted average number of shares used in basic EPS	56,836,682	59,330,421	60,901,109
Effect of dilutive potential common shares
Stock awards at US$ 0.001	359,587	552,466	559,012
Weighted average number of common shares for the purposes of diluted earnings per shares	57,196,269	59,882,887	61,460,121
Earnings after tax per share (US$) – diluted	1.94	3.75	0.99

Note 20     Property, plant and equipment

			Furniture,	Production		Buildings			Exploration
	Oil & gas		equipment	facilities and		and	Construction in		and evaluation
Amounts in US$’000	properties		and vehicles	machinery		improvements	progress		assets(a)		Total
Cost as of January 1, 2021	968,617		20,707	197,829		12,442	18,848		78,614		1,297,057
Additions / ARO change	(1,094)	(b)	930	—		—	82,094		46,234		128,164
Currency translation differences	(3,284)		(43)	(246)		(16)	(18)		(30)		(3,637)
Disposals	—		(1,762)	(900)		(978)	(3,372)		(338)		(7,350)
Write-off / Impairment	(1,575)	(c)	—	(2,759)	(c)	—	—	(c)	(12,262)	(d)	(16,596)
Transfers	68,315		58	13,305		391	(70,321)		(11,748)		—
Assets held for sale (Note 36.3)	(73,047)		(1,178)	(6,052)		(177)	(27)		—		(80,481)
Cost as of December 31, 2021	957,932		18,712	201,177		11,662	27,204		100,470		1,317,157
Additions / ARO change	(7,558)	(b)	1,620	6		(14)	107,171		67,889		169,114
Currency translation differences	2,921		37	232		6	18		19		3,233
Disposals	—		(1,290)	(26)		(774)	—		—		(2,090)
Write-off / Impairment	—		—	—		—	—		(25,789)	(e)	(25,789)
Transfers	125,962		14	21,338		147	(117,913)		(29,548)		—
Cost as of December 31, 2022	1,079,257		19,093	222,727		11,027	16,480		113,041		1,461,625
Additions / ARO change	9,744	(b)	1,683	12		17	116,304		73,160		200,920
Currency translation differences	3,477		46	277		8	21		22		3,851
Disposals	—		(1,223)	—		(2,150)	(119)		—		(3,492)
Write-off / Impairment	(13,332)	(c)	—	—		—	—		(29,563)	(f)	(42,895)
Transfers	171,538		93	21,262		93	(116,905)		(76,081)		—
Assets held for sale (Note 36.1)	(330,024)		(6,559)	(74,491)		(4,948)	—		—		(416,022)
Cost as of December 31, 2023	920,660		13,133	169,787		4,047	15,781		80,579		1,203,987

Depreciation and write-down as of January 1, 2021	(548,445)		(16,985)	(109,987)		(6,975)	—		—		(682,392)
Depreciation	(66,011)		(1,960)	(12,468)		(700)	—		—		(81,139)
Disposals	—		1,325	900		838	—		—		3,063
Currency translation differences	2,219		37	246		16	—		—		2,518
Assets held for sale (Note 36.3)	49,080		915	4,692		153	—		—		54,840
Depreciation and write-down as of December 31, 2021	(563,157)		(16,668)	(116,617)		(6,668)	—		—		(703,110)
Depreciation	(76,720)		(1,344)	(12,244)		(672)	—		—		(90,980)
Disposals	—		1,246	19		752	—		—		2,017
Currency translation differences	(2,403)		(33)	(231)		(6)	—		—		(2,673)
Depreciation and write-down as of December 31, 2022	(642,280)		(16,799)	(129,073)		(6,594)	—		—		(794,746)
Depreciation	(95,369)		(1,304)	(12,896)		(503)	—		—		(110,072)
Disposals	—		1,189	—		1,877	—		—		3,066
Currency translation differences	(3,179)		(41)	(277)		(8)	—		—		(3,505)
Assets held for sale (Note 36.1)	310,683		6,488	68,765		2,158	—		—		388,094
Depreciation and write-down as of December 31, 2023	(430,145)		(10,467)	(73,481)		(3,070)	—		—		(517,163)

Carrying amount as of December 31, 2021	394,775		2,044	84,560		4,994	27,204		100,470		614,047
Carrying amount as of December 31, 2022	436,977		2,294	93,654		4,433	16,480		113,041		666,879
Carrying amount as of December 31, 2023	490,515		2,666	96,306		977	15,781		80,579		686,824

(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 72,581,000 (US$ 96,041,000 in 2022 and US$ 90,166,000 in 2021).

Amounts in US$ ‘000	Total
Exploration wells as of December 31, 2021	10,304
Additions	56,491
Write-offs	(21,460)
Transfers	(28,335)
Exploration wells as of December 31, 2022	17,000
Additions	61,500
Write-offs	(24,815)
Transfers	(45,687)
Exploration wells as of December 31, 2023	7,998

As of December 31, 2023, there were two exploratory wells that have been capitalized for a period less than three years amounting to US$ 7,998,000.

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 37.
(d)	Corresponds to two unsuccessful exploratory wells drilled in the Llanos 32 Block (Colombia), other exploration costs incurred in the Fell Block (Chile), an exploratory well drilled in previous years in the CPO-5 Block (Colombia) and other exploration costs incurred in previous years in the PUT-30 Block (Colombia).
(e)	Corresponds to exploration costs incurred in previous years in the Tacacho and Terecay Blocks (Colombia), four exploratory wells drilled in the CPO-5, Platanillo, Llanos 34 and Llanos 94 Blocks (Colombia), and certain exploration costs incurred in the Espejo Block (Ecuador).

(f)	Corresponds to three unsuccessful exploratory wells drilled in the Llanos 87 Block (Colombia), an unsuccessful exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

Note 21     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of December 31, 2023:

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

During the year ended December 31, 2023, the following change to the Group structure has taken place:

●	The merger process between GeoPark Colombia S.A.S., GeoPark Colombia E&P S.A. and Petrodorado South America S.A., with GeoPark Colombia S.A.S. being the surviving company, became effective as of its registration in the Public Registry of the Chamber of Commerce of Bogota on January 27, 2023.

●	As a result of the abovementioned merger and to comply with local regulatory obligations, GeoPark Colombia S.A.S. incorporated a branch in Panama, which is currently dormant.

Details of all the subsidiaries of the Group as of December 31, 2023, are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A. (Argentina)	100% (a)
	GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.p.A. (Chile)	100% (a) (c)
	GeoPark Fell S.p.A. (Chile)	100% (a) (c)
	GeoPark Magallanes Limitada (Chile)	100% (a) (c)
	GeoPark TdF S.p.A. (Chile)	100% (a) (c)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Colombia, S.L.U. (Spain)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Ecuador S.A. (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b)
	Amerisurexplor Ecuador S.A. (Ecuador)	100% (a) (b)
	Amerisur S.A. (Paraguay)	100% (a) (b)
	Market Access LLP (United States)	9%
	GeoPark Colombia S.A.S. Sucursal Panama (Panama)	100% (a) (b)
(a)	Indirectly owned.
(b)	Dormant companies.
(c)	Divested in January 2024. See Note 36.1.

Details of the joint operations of the Group as of December 31, 2023, are set out below:

	Name and registered office	Ownership interest
Joint operations	Flamenco Block (Chile)	50% (a) (c)
	Campanario Block (Chile)	50% (a) (c)
	Isla Norte Block (Chile)	60% (a) (c)
	Llanos 34 Block (Colombia)	45% (a)
	Llanos 32 Block (Colombia)	12.5%
	Puelen Block (Argentina)	18% (b)
	Los Parlamentos (Argentina)	50% (d)
	Manati Field (Brazil)	10%
	POT-T-785 Block (Brazil)	70% (a)
	Espejo Block (Ecuador)	50% (a)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a)
	Tacacho Block (Colombia)	50% (a) (b)
	Terecay Block (Colombia)	50% (a) (b)
	Llanos 94 Block (Colombia)	50% (d)
	PUT-36 Block (Colombia)	50% (a)
	CPO-4-1 Block (Colombia)	50%
(a)	GeoPark is the operator.
(b)	In process of relinquishment.
(c)	Divested in January 2024. See Note 36.1.
(d)	GeoPark agreed to transfer its 50% working interest to its joint operation partner.

Note 22     Prepayments and other receivables

Amounts in US$ '000	2023	2022
V.A.T.	4,310	1,826
Income tax payments in advance	3,685	3,156
Other prepaid taxes	23	37
To be recovered from co-venturers (Note 34)	8,630	8,750
Prepayments and other receivables	12,311	8,458
	28,959	22,227
Classified as follows:
Current	25,896	22,106
Non-current	3,063	121
	28,959	22,227

Movements on the Group provision for impairment are as follows:

Amounts in US$ '000	2023	2022
At January 1	14	7
Additions	—	10
Foreign exchange gain (loss)	4	(3)
	18	14

Note 23     Inventories

Amounts in US$ '000	2023	2022
Crude oil	9,441	12,630
Materials and spares	4,111	1,804
	13,552	14,434

The carrying amount of inventories is not pledged as security for liabilities.

Note 24     Trade receivables

Amounts in US$ '000	2023	2022
Trade receivables	65,049	71,794
	65,049	71,794

As of December 31, 2023, and 2022, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

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

Note 25     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2023	2022
Financial assets at fair value through profit or loss
Derivative financial instrument assets	3,775	967
Cash and cash equivalents	—	242
	3,775	1,209
Other financial assets at amortized cost
Trade receivables	65,049	71,794
To be recovered from co-venturers (Note 34)	8,630	8,750
Other financial assets (a)	12,564	12,877
Cash and cash equivalents	133,036	128,601
	219,279	222,022
Total financial assets	223,054	223,231
(a)	Non-current other financial assets relate to restricted deposits made for environmental obligations according to Brazilian government regulations. Current other financial assets correspond to short-term investments with original maturities up to twelve months and over three months.

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2023	2022
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	70	19
	70	19
Other financial liabilities at amortized cost
Trade payables	108,977	102,125
To be paid to co-venturers (Note 34)	522	2,815
Lease liabilities	32,298	32,051
Borrowings	500,981	497,642
	642,778	634,633
Total financial liabilities	642,848	634,652

25.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2023	2022
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
Aa3	—	2,013
A3	949	1,557
Baa1	1,721	99
Baa3	151	198
Ba1	15,068	23,755
Ba2	2,953	—
Ba3	—	2,745
B2	63	4,085
Counterparties without an external credit rating
Group 1 (a)	44,144	37,342
Total trade receivables	65,049	71,794
(a)	Group 1 – no existing balances with customers aged by more than 3 months.

All trade receivables are denominated in US Dollars, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2023	2022
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
Aa3	—	10,362
A1	91,747	96,077
A2	268	57
A3	16,147	10,389
Baa1	18	39
Baa2	17,585	7,030
Baa3	125	1,352
Ba1	—	64
Ba2	6,528	268
Ba3	5	3,066
B3	593	51
Counterparties without an external credit rating	12,571	12,953
Total	145,587	141,708
(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 13,000 (US$ 12,000 in 2022).

25.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
As of December 31, 2023
Borrowings	27,500	27,500	541,250	—
Lease liabilities	9,416	6,515	11,719	25,134
Trade payables	108,977	—	—	—
To be paid to co-venturers (Note 34)	522	—	—	—
	146,415	34,015	552,969	25,134
As of December 31, 2022
Borrowings	27,500	27,500	568,750	—
Lease liabilities	10,939	5,653	11,209	25,012
Trade payables	102,125	—	—	—
To be paid to co-venturers (Note 34)	2,815	—	—	—
	143,379	33,153	579,959	25,012

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

25.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2023, and 2022, on a recurring basis:

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2023
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	3,775	3,775
Total Assets	—	3,775	3,775
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	70	70
Total Liabilities	—	70	70

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2022
Assets
Cash and cash equivalents
Money market funds	242	—	242
Derivative financial instrument assets
Commodity risk management contracts	—	967	967
Total Assets	242	967	1,209
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	19	19
Total Liabilities	—	19	19

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2023.

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

The fair value of these financial instruments as of December 31, 2023, amounts to US$ 443,690,000 (US$ 431,660,000 in 2022). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 26     Equity

26.1 Share capital and Share premium

Issued share capital	2023	2022
Common stock (amounts in US$ ‘000)	55	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	55,327,520	57,621,998
Total common shares in issue	55,327,520	57,621,998

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

26.1.1 Common shares

As of December 31, 2023, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		movement	closing	US$(`000)
GeoPark common shares history	Month	(millions)	(millions)	Closing
Shares outstanding at the end of 2021			60.2	60
Buyback program	Mar 2022	(0.2)	60.0	60
Buyback program	Jun 2022	(0.5)	59.5	60
Stock awards	Jul 2022	0.1	59.6	60
Buyback program	Sep 2022	(1.1)	58.5	59
Buyback program	Dec 2022	(0.9)	57.6	58
Shares outstanding at the end of 2022			57.6	58
Stock awards	Feb 2023	0.6	58.2	58
Buyback program	Mar 2023	(0.6)	57.6	58
Stock awards	May 2023	0.1	57.7	58
Buyback program	Jun 2023	(1.1)	56.6	57
Buyback program	Sep 2023	(0.5)	56.1	56
Buyback program	Dec 2023	(0.8)	55.3	55
Shares outstanding at the end of 2023			55.3	55

26.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2023, the Company issued 99,590 shares (75,636 in 2022 and 64,269 in 2021) to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 1,133,000 (US$ 1,040,000 in 2022 and US$ 861,000 in 2021). The number of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

On February 3, 2023, 350,938 common shares were issued as part of the compensation agreements related to the CEO transition which occurred in 2022, generating a share premium of US$ 4,799,000. On July 15, 2022, 52,058 common shares were issued as part of the founding executive employment agreement in place with the former Chief Executive Officer (104,439 in 2021), generating a share premium of US$ 800,000 (US$ 800,000 in 2021).

On February 3, 2023, 246,110 common shares were issued as a result of the vesting of the first tranche of the Long-Term Incentive program (“LTIP”) oriented to executive officers which was granted in 2022, generating a share premium of US$ 1,505,000.

During 2023, 82,472 common shares were issued as part of other equity incentive plans vested during the year, generating a share premium of US$ 281,000.

26.1.3 Buyback Program

The Company has recurring buyback programs to repurchase its own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of the shares outstanding, or approximately 5,611,797 shares, until December 31, 2024.

In addition to any repurchases under the aforementioned repurchase program, the Company has authority from its Board of Directors to repurchase, on a standalone basis, up to US$ 50,000,000 of its common shares in 2024.

During 2023, the Company purchased 3,073,588 common shares (2,743,722 in 2022 and 960,454 in 2021) for a total amount of US$ 31,239,000 (US$ 36,265,000 in 2022 and US$ 11,841,000 in 2021). These transactions had no impact on the Group’s results.

26.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of quarterly cash distributions.

The following table summarizes the cash distributions for each of the years presented:

			Total amount
Date of declaration	Date of distribution	US$ per share	in US$ ‘000
March 10, 2021	April 13, 2021	0.0205	1,133
May 5, 2021	May 28, 2021	0.0205	1,220
August 4, 2021	August 31, 2021	0.0410	2,442
November 10, 2021	December 7, 2021	0.0410	2,429
Cash distributions for the year ended December 31, 2021			7,224
March 9, 2022	March 31, 2022	0.0820	4,847
May 11, 2022	June 10, 2022	0.0820	4,809
August 10, 2022	September 8, 2022	0.1270	7,345
November 9, 2022	December 7, 2022	0.1270	7,281
Cash distributions for the year ended December 31, 2022			24,282
March 8, 2023	March 31, 2023	0.1300	7,505
May 3, 2023	May 31, 2023	0.1300	7,378
August 9, 2023	September 7, 2023	0.1320	7,383
November 8, 2023	December 11, 2023	0.1340	7,449
Cash distributions for the year ended December 31, 2023			29,715

These distributions are deducted from Other Reserves.

Note 27     Borrowings

Amounts in US$ ‘000	2023	2022
Outstanding amounts as of December 31
Notes due 2027	500,981	497,642
	500,981	497,642
Classified as follows:
Current	12,528	12,528
Non-current	488,453	485,114

On January 17, 2020, the Company placed US$ 350,000,000 aggregate principal amount of 5.500% senior secured notes due 2027 (the “Notes due 2027”), which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2027 were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). Final maturity will be January 17, 2027.

In April 2021, the Company reopened its Notes due 2027, issuing an additional US$ 150,000,000 principal amount. The reopening was priced above par at 101.875%, representing a yield to maturity of 5.117%. The Notes due 2027 were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U.

From April 2021 to September 2022, the Company repurchased and cancelled its US$ 425,000,000 aggregate principal amount of 6.500% senior secured notes due 2024 (the “Notes due 2024”). In April 2021, the Company executed a tender to purchase US$ 255,000,000 of the Notes due 2024, funded with a combination of cash in hand and the abovementioned reopening of the Notes due 2027. From March to September 2022, the Company repurchased and cancelled the remaining amount of the Notes due 2024 for a nominal amount of US$ 170,000,000. The difference between the carrying amount of debt that was repurchased or redeemed and the consideration paid was recognized within ‘Financial expenses’ in the Consolidated Statement of Income.

The indenture governing the Notes due 2027 includes incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. Incurrence covenants, as opposed to maintenance covenants, must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others. As of the date of these Consolidated Financial Statements, the Company complies with all the indentures’ provisions and covenants.

On August 3, 2023, GeoPark Colombia S.A.S., as borrower, and GeoPark Limited, as guarantor, signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. which provides GeoPark with access to up to US$ 80,000,000, with an availability period until November 3, 2024, and final maturity on August 3, 2025. The agreement establishes a commitment fee of 1.85% per annum with respect to undrawn amounts and an interest rate of SOFR + 3.70% with respect to amounts drawn. “SOFR” (Secured Overnight Financing Rate) is a broad measure of the cost of borrowing cash overnight collateralized by treasury securities. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount under this credit facility.

As of the date of these Consolidated Financial Statements, the Group has access to the abovementioned US$ 80,000,000 senior unsecured committed credit facility and to US$ 179,600,000 in uncommitted credit lines.

Note 28     Leases

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

Amounts in US$ ‘000	2023	2022
Right of use assets
Production, facilities and machinery	24,201	32,034
Buildings and improvements	4,250	4,977
	28,451	37,011
Lease liabilities
Current	8,911	10,000
Non-current	23,387	22,051
	32,298	32,051

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2023	2022	2021
Depreciation charge of Right of use assets
Production, facilities and machinery	(7,858)	(6,057)	(5,526)
Buildings and improvements	(792)	(988)	(1,136)
	(8,650)	(7,045)	(6,662)
Unwinding of long-term liabilities (included in Financial results)	(3,168)	(2,838)	(1,453)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(838)	(2,614)	(1,101)
Expenses related to low-value leases (included in Administrative expenses)	(775)	(708)	(906)

The table below summarizes the amounts of Right-of-use assets recognized and the movements during the reporting years:

Amounts in US$‘000	2023	2022
Right-of-use assets as of January 1	37,011	21,014
Additions / changes in estimates	137	22,462
Foreign currency translation	444	580
Assets held for sale (Note 36.1)	(491)	—
Depreciation	(8,650)	(7,045)
Right-of-use assets as of December 31	28,451	37,011

The table below summarizes the amounts of Lease liabilities recognized and the movements during the reporting years:

Amounts in US$‘000	2023	2022
Lease liabilities as of January 1	32,051	20,744
Additions / changes in estimates	137	22,462
Exchange difference	7,061	(6,426)
Foreign currency translation	174	284
Liabilities associated with assets held for sale (Note 36.1)	(26)	—
Unwinding of discount	3,168	2,838
Lease payments	(10,267)	(7,851)
Lease liabilities as of December 31	32,298	32,051

Note 29     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation (a)	Income (b)	Other (c)	Total
As of January 1, 2022	45,842	3,331	13,675	62,848
Addition to provision / changes in estimates	(4,942)	—	(2,670)	(7,612)
Exchange difference	(669)	(167)	(1,147)	(1,983)
Foreign currency translation	(577)	—	14	(563)
Amortization	—	(2,407)	—	(2,407)
Unwinding of discount	2,641	—	547	3,188
Amounts used during the year	(1,392)	—	(132)	(1,524)
As of December 31, 2022	40,903	757	10,287	51,947
Addition to provision / changes in estimates	7,374	—	2,460	9,834
Exchange difference	1,172	180	560	1,912
Foreign currency translation	717	—	(13)	704
Amortization	—	(127)	—	(127)
Unwinding of discount	2,794	—	494	3,288
Amounts used during the year	(2,502)	—	(4,051)	(6,553)
Liabilities associated with assets held for sale (Note 36.1)	(26,922)	—	—	(26,922)
As of December 31, 2023	23,536	810	9,737	34,083
(a)	The provision for ‘asset retirement obligation’ relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

(b)	‘Deferred income’ relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

(c)	‘Other’ mainly includes environmental obligations in Colombia and Peru.

Legal proceeding in the United Kingdom

On January 8, 2020, Amerisur Resources Limited (“Amerisur”) received a copy of a claim form issued in the High Court of England and Wales (the “Court”) by Leigh Day solicitors on behalf of a group of claimants (the “Claimants”) described as members of a farming community in the department of Putumayo in Colombia, seeking compensation for economic and non-economic damages said to be caused by alleged environmental contamination and pollution caused by Amerisur’s operations in the region. Following initial court hearings, an interim freezing order was imposed on Amerisur for an amount of GBP 4,465,600 of its assets located in the United Kingdom. On November 10, 2020, the freezing order was discharged by agreement between the parties as Amerisur provided alternative security in the form of a letter of credit.

On February 6, 2023, the Court ordered Amerisur to pay the sum of GBP 330,022 (equivalent to US$ 409,000). On August 11, 2023, a settlement (the “Settlement”) was signed between Leigh Day and Amerisur, made on a no-admission of liability basis and included a payment made by Amerisur. All Claimants represented by Leigh Day agreed to the Settlement. On October 2, 2023, the Court approved the Settlement, the litigation was discontinued, and the letter of credit was cancelled.

GeoPark had a provision for this contingent liability, which was originally recognized at the moment of the acquisition of Amerisur in 2020. All payments made by Amerisur during 2023 were applied to the previously recognized contingent liability, thus generating a gain of US$ 2,568,000 that was recorded in “Other income (expenses)” in the Consolidated Statement of Income.

Note 30     Trade and other payables

Amounts in US$ ‘000	2023	2022
V.A.T	975	8,513
Trade payables	108,977	102,125
Customer advance payments	—	481
Other short-term advance payments (a)	450	—
Outstanding commitments in Chile (b)	5,869	—
Staff costs to be paid	10,852	9,306
Royalties to be paid	791	9,403
Taxes and other debts to be paid	9,381	8,963
To be paid to co-venturers (Note 34)	522	2,815
	137,817	141,606
Classified as follows:
Current	137,817	141,606
Non-current	—	—
(a)	Advance payment collected in relation with the sale of the Group´s business in Chile (see Note 36.1).
(b)	Investment commitments in the Campanario and Isla Norte Blocks as a result of sale agreement of the Group´s business in Chile (see Note 36.1).

The average credit period (expressed as creditor days) during the year ended December 31, 2023, was 90 days (2022: 69 days).

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note 31     Share-based payment

The Group has established different stock awards programs and other share-based payment plans to incentivize the directors, executive officers and employees, enabling them to benefit from the increased market capitalization of the Company.

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

In 2020, a share-based compensation program for employees was approved for approximately 800,000 shares, to vest in 2023. On February 17, 2023, the Compensation Committee reviewed the Group’s results and the performance conditions established in the program and approved 152,030 shares to be delivered to participants, due to the fact that, throughout the vesting period, the performance conditions included in the program were only partially achieved and, to a lesser extent, the Group had lower hirings than estimated and not all the beneficiaries continued being employees at the vesting date.

On March 8, 2022, the Company’s Board of Directors approved a pool of approximately 215,000 shares oriented for retention of key employees and new hires bonuses, under the Stock Awards Program. Vesting of the plan is in a three-years period from the grant date.

During 2022, the Company’s Board of Directors, based on the recommendation of the Compensation Committee, approved a Long-Term Incentive program (“LTIP”) for executive officers. Main characteristics of the program are:

●	All executive officers are eligible.
●	Grants are awarded annually to executive officers.

●	The components of the Program are the following:
-	20% Time-based Restricted Share Units (RSUs) vesting ratably in three equal installments on each of the first three anniversaries of the grant date;
-	35% Relative Performance Share Units based on relative total shareholder return (TSR) and measured over three-year performance period relative to peer group; and
-	45% Absolute Performance Share Units (PSUs) based on absolute total shareholder return (TSR) and measured over three-year performance period.

In February 2023, 246,110 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”) as a consequence of the vesting of the first tranche of the abovementioned plan, and the Compensation Committee approved a new grant effective as of February 14, 2023, of 197,197 shares to vest during a three-year period.

In December 2022, the Company’s Board of Directors, based on the recommendation of the Compensation Committee, approved a Long-Term Incentive program for employees and new hirings. Main characteristics of the program are:

●	All employees (non-top management) and new hirings are eligible.
●	3-year program, with a grant date of January 2, 2023, or the date on which the employees are hired.
●	The components of the program are the following:
-	30% Time-based RSUs: vesting annually ratably in three equal installments;
-	30% Company Performance: measured over three-year performance period (December 2022-December 2025); and
-	40% Absolute Performance Shares: share price at the date of vesting must be higher than the share price at the date of grant or date of hiring.
●	The vesting date of the Performance Shares (Company and Absolute) will be on January 2, 2026.

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net profit/loss
	beginning	in the year	forfeited	exercised	year end	2023	2022	2021

Year of issuance	No. of Shares					Amounts in US$ '000
2023	—	795,412	(105,695)	—	689,717	1,452	—	—
2022	191,400	12,000	(6,112)	(9,444)	187,844	990	619	—
2020	405,919		(253,889)	(61,980)	90,050	—	1,691	862
Subtotal	597,319	807,412	(365,696)	(71,424)	967,611	2,442	2,310	862
Shares granted to Non-Executive Directors	—	99,590	—	(99,590)	—	1,133	1,041	861
Shares granted to Executive Directors (a)	375,937	—	—	(359,271)	16,666	126	3,560	800
VCP (b)	—	—	—	—	—	—	2,016	4,098
LTIP for executives	571,984	268,129	—	(248,825)	591,288	3,627	2,111	—
	1,545,240	1,175,131	(365,696)	(779,110)	1,575,565	7,328	11,038	6,621
(a)	Includes compensation agreements from CEO transition.
(b)	The plan named Value Creation Plan (“VCP”), oriented to key management, was approved in 2019. The performance metrics were not achieved to execute this program and is not currently in place.

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 32     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Colombia, Ecuador, Brazil, Chile and Argentina.

GeoPark is the operator in the Llanos 34, Llanos 86, Llanos 87, Llanos 104, Llanos 123, Llanos 124, Mecaya, PUT-8, PUT-9, PUT-36, Tacacho and Terecay Blocks in Colombia, in the Espejo Block in Ecuador, in the POT-T-785 Block in Brazil, and in the Flamenco, Campanario and Isla Norte Blocks in Chile.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2023
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	354,361	5,079	359,440	(7,641)	351,799	464,146	295,556
Llanos 32 Block	12.5%	2,493	—	2,493	(655)	1,838	7,811	5,661
Llanos 86 Block	50%	5,532	227	5,759	—	5,759	—	(187)
Llanos 87 Block	50%	16,621	650	17,271	(1,211)	16,060	1,527	(17,722)
Llanos 94 Block	50%	—	—	—	(336)	(336)	—	(1,044)
Llanos 104 Block	50%	5,536	320	5,856	—	5,856	—	(186)
Llanos 123 Block	50%	16,292	1,035	17,327	(520)	16,807	8,648	4,006
Llanos 124 Block	50%	—	170	170	(166)	4	—	(7,496)
CPO-5 Block	30%	182,484	—	182,484	(1,540)	180,944	148,594	50,032
CPO-4-1 Block	50%	102	7	109	—	109	—	(96)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,948	51	3,999	(40)	3,959	—	(66)
PUT-8 Block	50%	9,118	306	9,424	—	9,424	—	(8)
PUT-9 Block	50%	4,454	68	4,522	—	4,522	—	(66)
PUT-36 Block	50%	2,950	50	3,000	—	3,000	—	(2)
Tacacho Block	50%	—	103	103	—	103	—	(8)
Terecay Block	50%	—	36	36	—	36	—	(8)
GeoPark Ecuador S.A.
Espejo	50%	10,072	213	10,285	(467)	9,818	1,450	(1,897)
Perico	50%	22,231	—	22,231	(889)	21,342	17,647	258
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	5,233	17,546	22,779	(12,788)	9,991	14,019	4,955
POT-T‑785	70%	160	—	160	—	160	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,336)	(1,336)	—	(178)
Campanario Block	50%	—	—	—	(5,438)	(5,438)	—	(5,113)
Isla Norte Block	60%	—	—	—	(1,018)	(1,018)	—	(1,000)
GeoPark Argentina S.A.
Los Parlamentos Block	50%	—	—	—	—	—	—	(7,086)
Puelen Block	18%	—	2	2	(60)	(58)	—	(51)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2022
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	295,639	2,284	297,923	(2,104)	295,819	721,326	402,425
Llanos 32 Block	12.5%	2,324	—	2,324	(371)	1,953	9,791	7,066
Llanos 86 Block	50%	970	—	970	—	970	—	(60)
Llanos 87 Block	50%	15,038	—	15,038	(41)	14,997	—	(390)
Llanos 94 Block	50%	576	—	576	(233)	343	—	(5,632)
Llanos 104 Block	50%	1,001	—	1,001	—	1,001	—	(60)
Llanos 123 Block	50%	1,172	—	1,172	—	1,172	—	(60)
Llanos 124 Block	50%	1,207	—	1,207	—	1,207	—	(60)
CPO-5 Block	30%	199,748	—	199,748	(344)	199,404	184,160	69,422
CPO-4-1 Block	50%	102	—	102	—	102	—	—
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,908	—	3,908	(17)	3,891	—	(62)
PUT-8 Block	50%	7,927	—	7,927	—	7,927	—	(61)
PUT-9 Block	50%	4,420	—	4,420	—	4,420	—	(62)
PUT-36 Block	50%	2,931	—	2,931	—	2,931	—	(60)
Tacacho Block	50%	—	—	—	—	—	—	(3,699)
Terecay Block	50%	—	—	—	—	—	—	(300)
GeoPark Ecuador S.A.
Espejo	50%	10,727	593	11,320	(5,406)	5,914	—	(5,151)
Perico	50%	15,195	8,506	23,701	(5,315)	18,386	10,671	4,533
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	5,665	18,537	24,202	(12,602)	11,600	19,873	11,240
POT-T‑785	70%	168	—	168	—	168	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,314)	(1,314)	—	(261)
Campanario Block	50%	—	—	—	(422)	(422)	—	(115)
Isla Norte Block	60%	—	—	—	(160)	(160)	—	(131)
GeoPark Argentina S.A.
CN-V Block	50%	—	—	—	(14)	(14)	—	(131)
Los Parlamentos Block	50%	—	—	—	(93)	(93)	—	(176)
Puelen Block	18%	—	10	10	(105)	(95)	—	(69)
Sierra del Nevado Block	18%	—	1	1	(4)	(3)	—	(8)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2021
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	260,589	1,866	262,455	(5,573)	256,882	486,779	341,473
Llanos 32 Block	12.5%	2,730	—	2,730	(197)	2,533	7,690	5,378
Llanos 86 Block	50%	408	—	408	—	408	—	(60)
Llanos 87 Block	50%	1,220	—	1,220	—	1,220	—	(60)
Llanos 94 Block	50%	1,489	—	1,489	(270)	1,219	—	(171)
Llanos 104 Block	50%	434	—	434	—	434	—	(60)
Llanos 123 Block	50%	907	—	907	—	907	—	(60)
Llanos 124 Block	50%	841	—	841	—	841	—	(60)
CPO-5 Block	30%	210,154	—	210,154	(929)	209,225	88,479	55,131
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,837	—	3,837	(84)	3,753	—	—
PUT-8 Block	50%	7,070	—	7,070	—	7,070	—	—
PUT-9 Block	50%	4,342	—	4,342	—	4,342	—	—
PUT-36 Block	50%	2,870	—	2,870	—	2,870	—	—
Tacacho Block	50%	3,629	—	3,629	—	3,629	—	—
Terecay Block	50%	226	—	226	—	226	—	—
GeoPark Perú S.A.C. - Sucursal Ecuador
Espejo	50%	1,132	78	1,210	(610)	600	—	(589)
Perico	50%	4,658	1,449	6,107	(4,535)	1,572	—	(669)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	6,851	18,269	25,120	(13,657)	11,463	20,109	9,899
POT-T‑785	70%	157	—	157	—	157	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(2,082)	(2,082)	—	(137)
Campanario Block	50%	—	—	—	(551)	(551)	—	(106)
Isla Norte Block	60%	—	—	—	(138)	(138)	—	(122)
GeoPark Argentina S.A.U.
CN-V Block	50%	—	149	149	(528)	(379)	—	(839)
Los Parlamentos Block	50%	—	—	—	—	—	—	(285)
Puelen Block	18%	—	12	12	(18)	(6)	—	(55)
Sierra del Nevado Block	18%	—	1	1	(5)	(4)	—	(10)

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

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties were calculated at 5% of crude oil production sold and 3% of gas production sold. In the Flamenco Block, Campanario Block and Isla Norte Block, royalties were calculated at 5% of oil and gas production sold.

33.1.2 Overriding royalty

GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, respectively, to the previous owners of the Llanos 34 and CPO-5 Blocks, based on the production and sale of hydrocarbons discovered in the blocks. During 2023, the Group has accrued US$ 27,453,000 (US$ 34,032,000 in 2022 and US$ 22,562,000 in 2021) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2023, these agreements had no impact on the Group’s results.

33.1.3 Economic rights

According to each E&P Contract, the Colombian National Hydrocarbons Agency (“ANH”) has an economic right, offered by the operator at the moment of the ANH bid. This economic right, which is based on the production of the block after royalty discount, is equal to 1% in the Llanos 32, Llanos 34 and Llanos 123 Blocks, 3% in the Llanos 87 Block, 23% in the CPO-5 Block and 0% in the Platanillo Block.

When the accumulated production of each field, including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI price exceeds certain price level previously determined, the Group should also deliver to ANH a share of the production net of royalties in accordance with a formula defined in each E&P Contract, which basically depends on the WTI price and the crude quality.

33.2 Capital commitments

During 2023, the Group incurred investments of US$ 54,640,000 to fulfil its commitments, at GeoPark’s working interest.

33.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	Llanos 32 Block: 5 exploratory wells before February 20, 2022. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred and the ANH approval is pending.

●	Llanos 86 Block: 3D seismic and 1 exploratory well (US$ 9,849,000) before June 19, 2026.

●	Llanos 87 Block: 3D seismic reprocessing, aerogeophysic and 4 exploratory wells (US$ 13,663,000) before May 14, 2023. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred and the ANH approval is pending.

●	Llanos 94 Block: 1 exploratory well (US$ 3,467,000) before October 1, 2025. As of the date of these Consolidated Financial Statements, GeoPark agreed to transfer its 50% working interest to its joint operation partner and thus GeoPark will no longer be liable for this capital commitment in the block.

●	Llanos 104 Block: 3D seismic and 1 exploratory well (US$ 8,752,000) before June 19, 2026.

●	Llanos 123 Block: 3D seismic reprocessing, geochemistry and 2 exploratory wells (US$ 7,130,000) before January 14, 2024. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred and the ANH approval is pending.

●	Llanos 124 Block: 3D seismic acquisition and reprocessing, geochemistry and 3 exploratory wells (US$ 10,422,000) before January 14, 2024. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred or transferred to another block, and the ANH approval is pending.

●	CPO-4-1 Block: 1 exploratory well (US$ 2,922,000) before September 19, 2025.

●	CPO-5 Block: 3D seismic acquisition, processing and interpretation and 1 exploratory well (US$ 2,794,000) before May 18, 2027. Pursuant to a private agreement with the joint operation partner, the investment commitment assumed by GeoPark amounts to US$ 9,313,000. As of the date of these Consolidated Financial Statements, the exploratory well has already been drilled and the ANH approval is pending.

●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The evaluation area is currently suspended. On November 3, 2022, GeoPark submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. As of the date of these Consolidated Financial Statements, GeoPark completed the transfer of the pending commitments in the block and the ANH approval is pending.

●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Pursuant to a private agreement with the joint operation partner, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.

●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before June 14, 2024. Part of the 3D seismic committed in the block has already been acquired during 2020 and 2021. On October 25, 2022, GeoPark submitted to the ANH a request to transfer the investment commitment related to the pending 3D seismic to the Platanillo Block. As of the date of these Consolidated Financial Statements, such investment has been fulfilled and the ANH approval is pending.

●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 4,365,000. The exploratory period is currently suspended.

●	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000). On March 10, 2022, GeoPark submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to the Platanillo and CPO-5 Blocks. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments have already been incurred and the ANH approval is pending.

●	The PUT-36 Block is in a preliminary phase that is suspended as of the date of these Consolidated Financial Statements. During this preliminary phase, GeoPark must request from the Ministry of Interior a certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into phase 1, where the exploratory commitments are mandatory. The investment commitments for the block over three-years term of phase 1 would be 3D seismic acquisition and 2 exploratory wells (US$ 11,742,000).

●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 1,224,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.

●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 2,856,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.

33.2.2 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest, in the Espejo and Perico Blocks during the first exploratory period are up to:

●	Espejo Block: 3D seismic and 4 exploratory wells before June 17, 2025 (US$ 20,912,000). As of the date of these Consolidated Financial Statements, GeoPark has already performed the 3D seismic and drilled two of the four committed exploratory wells.

●	Perico Block: 4 exploratory wells before June 16, 2025 (US$ 18,084,000). As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred.

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	POT-T-785 Block: 3D seismic and electromagnetic survey before April 29, 2025 (US$ 72,000).

●	REC-T-58 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 151,000).

●	REC-T-67 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 151,000).

●	REC-T-77 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 151,000).

●	POT-T-834 Block: 3D seismic and electromagnetic survey before February 14, 2025 (US$ 151,000).

33.2.4 Chile

The remaining investment commitments to be assumed 100% by GeoPark for the second exploratory phase in the Campanario and Isla Norte Blocks are up to:

●	Campanario Block: 2 exploratory wells before April 25, 2024 (US$ 5,002,000).

●	Isla Norte Block: 1 exploratory well before February 19, 2024 (US$ 867,000).

As of December 31, 2023, the Group has established guarantees for its total commitments.

As part of the divesting process detailed in Note 36.1, GeoPark remains responsible for these outstanding investment commitments and consequently recognized a corresponding liability as of December 31, 2023.

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited as of December 31, 2023, based solely on Schedules 13D and 13G filed with the SEC, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,817,251	15.94%
Gerald E. O’Shaughnessy (b)	3,673,392	6.64%
Compass Group LLC (c)	3,312,589	5.99%
Renaissance Technologies LLC (d)	3,091,863	5.59%
Socoservin Overseas SPF S.à.r.l. (e)	2,889,315	5.22%
Cobas Asset Management, SGIIC, SA (f)	2,808,406	5.08%
Other shareholders	30,734,704	55.54%
	55,327,520	100.00%
(a)	Held by James F. Park directly and indirectly through GoodRock, LLC, which is controlled by Mr. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2024. 352,400 of Mr. Park’s shares have been pledged pursuant to lending arrangements.
(b)	Held by Mr. O’Shaughnessy directly and indirectly through GP Investments LLP; GPK Holdings, LLC; The Globe Resources Group, Inc.; and other investment vehicles. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. O’Shaughnessy most recent Schedule 13D filed with the SEC on February 2, 2024. 3,435,000 of Mr. O’Shaughnessy’s shares have been pledged pursuant to lending arrangements.
(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Compass Group LLC’s most recent Schedule 13G filed with the SEC on February 14, 2024.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13G filed with the SEC on February 13, 2024.
(e)	The information set forth above and listed in the table is based solely on the disclosure set forth in Socoservin Overseas’ most recent Schedule 13G filed with the SEC on July 25, 2023.
(f)	The information set forth above and listed in the table is based solely on the disclosure set forth in Cobas Asset Management’s most recent Schedule 13G filed with the SEC on February 12, 2024.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in US$´000)	in the year	end	Related Party	Relationship
2023
To be recovered from co-venturers	—	8,630	Joint Operations	Joint Operations
To be paid to co-venturers	—	(522)	Joint Operations	Joint Operations
2022
To be recovered from co-venturers	—	8,750	Joint Operations	Joint Operations
To be paid to co-venturers	—	(2,815)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Former Non-Executive Director (a)
Administrative expenses	492	—	Pedro E. Aylwin	Former Executive Director (b)
2021
To be recovered from co-venturers	—	4,680	Joint Operations	Joint Operations
To be paid to co-venturers	—	(953)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Former Non-Executive Director (a)
Administrative expenses	656	—	Pedro E. Aylwin	Former Executive Director (b)
(a)	Corresponding to consultancy services. Carlos Gulisano acted as a Director of the Company until July 2022.
(b)	Corresponding to wages and salaries acting as Director of Legal and Governance. In 2022, also includes consultancy services. In addition, Aylwin, Mendoza, Luksic & Valencia Law firm, where Pedro Aylwin is a partner and has a participation through Asesorías e Inversiones A&P Ltda, provided general legal services to all the Chilean entities, in Chilean corporate, labor, environmental, regulatory, and commercial laws.

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 35     Auditors Fees

Amounts in US$‘000	2023	2022	2021
Audit fees	977	946	1,088
Audit related fees	34	24	—
Tax services fees	3	27	47
Total Auditors Fees	1,014	997	1,135

Fees are shown net of VAT and other associated tax charges.

On October 17, 2023, Ernst & Young Audit S.A.S. (“EY Colombia”), member of Ernst & Young Global Limited, was appointed as the Group’s external auditor, effective for the consolidated audit for the year ended December 31, 2023, succeeding Pistrelli, Henry Martin y Asociados S.R.L. (“EY Argentina”), also member of Ernst & Young Global Limited, that served as the Group’s external auditor from 2020 to 2023.

Note 36     Business transactions

36.1 Chile

On December 20, 2023, GeoPark signed a Stock Purchase Agreement to sell its wholly owned subsidiary GeoPark Chile S.p.A. and its subsidiaries, GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada, which comprise the entire business of GeoPark in Chile, for a total consideration of US$ 4,000,000, subject to working capital adjustments. At that date, GeoPark collected an advanced payment of US$ 450,000.

As part of the agreement, GeoPark remains responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks for US$ 5,002,000 and US$ 867,100, respectively. Consequently, as of December 31, 2023, GeoPark recognized a liability for the full amount of those commitments.

Additionally, GeoPark keeps the private right over unconventional activities that would be carried out in the Fell Block and 95% of the revenue derived from such activities over the current operating contract.

The divestment transaction closed on January 18, 2024, and consequently GeoPark received an additional payment of US$ 2,792,000, plus a preliminary working capital adjustment of US$ 486,000. The remaining outstanding amount of US$ 758,000 was agreed to be received in 23 monthly equal installments.

As of December 31, 2023, the amount of Property, plant and equipment and Right-of-use assets corresponding to the abovementioned subsidiaries and the liabilities associated with them have been classified as held for sale for US$ 28,419,000 and US$ 26,948,000, respectively. Immediately before the classification as held for sale, the recoverable amount of the net assets was estimated and an impairment loss of US$ 13,332,000 was recognized in the Consolidated Statement of Income. In addition, the deferred income tax asset was written down for US$ 2,533,000 as it was assessed as non-recoverable due to the transaction. The restructuring and other costs incurred because of the divestment process for US$ 3,873,000 were recognized within the ‘Other (expenses) income’ line item in the Consolidated Statement of Income.

36.2 Los Parlamentos Block (Argentina)

On October 27, 2023, GeoPark agreed to transfer its 50% working interest in the Los Parlamentos Block in Argentina to its joint operation partner and thus, once formally approved by local authorities, GeoPark will no longer be liable to remaining capital commitments or other legal obligations resulting from its participation in the block. As a result of this transaction, GeoPark incurred in a net loss of US$ 2,939,000 in the Consolidated Statement of Income, which is composed by a loss of US$ 7,023,000 within the ‘Other (expenses) income’ line item due to the payment to the joint operation partner, net of a gain of US$ 4,084,000 within the ‘Foreign exchange (loss) gain’ line item due to transactions with U.S. dollar-denominated Argentine securities contributed to the local subsidiary when transferred and disposed in Argentina.

36.3 Aguada Baguales, El Porvenir and Puesto Touquet Blocks (Argentina)

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

The divestment transaction closed on January 31, 2022, after the corresponding regulatory approvals were granted and GeoPark received the remaining outstanding payment from the purchaser. In April 2022, GeoPark paid a working capital adjustment amounting to US$ 370,000. As a consequence of this transaction, GeoPark recognized a gain of US$ 3,983,000 within the ‘Other (expenses) income’ line item.

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

36.4 REC-T-128 Block (Brazil)

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

As of December 31, 2023, the Chilean business divestment transaction described in Note 36.1 was considered to be an impairment indicator for the Fell Block, as the carrying amount of the net assets related to the block exceeded their fair value less cost of disposal. Consequently, the net assets related to the Fell Block were impaired to their known selling price.

Additionally, Management assessed impairment indicators for each of the other CGUs, such as future Brent oil prices based on internal estimates and other available sources, the amounts of reserves certified by D&M, changes in market and tax conditions, between others, and concluded that there were no impairment indicators at year-end.

As a consequence of the evaluation, the following amounts of impairment loss were (recognized) reversed:

Amounts in US$‘000	2023	2022	2021
Chile (a)	(13,332)	—	(17,641)
Argentina (b)	—	—	13,307
	(13,332)	—	(4,334)
(a)	Recognition of impairment loss in the Fell Block due to the known selling price of the related net assets in the context of the transaction described in Note 36.1 in 2023, and due to the decline in the proved reserves estimation in 2021.

(b)	Reversal of impairment loss in the Aguada Baguales and El Porvenir Blocks due to the known market price of the blocks in the context of the transaction described in Note 36.3.

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

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended December 31, 2023, 2022 and 2021. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2023
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	66,953	13,331	107	56	1,481	81,928
Development (a)	125,997	372	255	(564)	—	126,060
Total costs incurred	192,950	13,703	362	(508)	1,481	207,988

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2022
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	48,771	26,521	—	116	779	76,187
Development (a)	89,231	648	(212)	9,952	—	99,619
Total costs incurred	138,002	27,169	(212)	10,068	779	175,806

Amounts in US$‘000	Colombia	Brazil	Chile	Argentina	Total
Year ended December 31, 2021
Acquisition of properties
Proved	—	—	—	—	—
Unproved	—	—	—	—	—
Total property acquisition	—	—	—	—	—
Exploration	40,828	3	3,940	998	45,769
Development (a)	81,310	(2,212)	1,900	2	81,000
Total costs incurred	122,138	(2,209)	5,840	1,000	126,769
(a)	Includes the effect of change in estimate of assets retirement obligations.

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as of December 31, 2023, 2022 and 2021, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile (b)	Total
As of December 31, 2023
Proved properties (a)
Equipment, camps and other facilities	165,666	—	4,121	74,491	244,278
Mineral interest and wells	841,063	31,149	48,448	330,024	1,250,684
Other uncompleted projects	15,770	—	11	—	15,781
Unproved properties	69,823	10,426	330	—	80,579
Gross capitalized costs	1,092,322	41,575	52,910	404,515	1,591,322
Accumulated depreciation	(447,716)	(8,522)	(47,388)	(379,448)	(883,074)
Total net capitalized costs	644,606	33,053	5,522	25,067	708,248
(a)	Includes capitalized amounts related to asset retirement obligations and impairment loss recognized in Chile for US$ 13,332,000.
(b)	Classified as ‘Assets held for sale’ as of December 31, 2023, due to the divestment process closed in January 2024. See Note 36.1.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Total
As of December 31, 2022
Proved properties (a)
Equipment, camps and other facilities	144,672	—	3,565	74,490	222,727
Mineral interest and wells	672,424	18,191	44,716	343,926	1,079,257
Other uncompleted projects	16,099	—	268	113	16,480
Unproved properties	102,760	9,991	290	—	113,041
Gross capitalized costs	935,955	28,182	48,839	418,529	1,431,505
Accumulated depreciation	(354,981)	(2,316)	(42,885)	(371,171)	(771,353)
Total net capitalized costs	580,974	25,866	5,954	47,358	660,152
(a)	Includes capitalized amounts related to asset retirement obligations.

Amounts in US$‘000	Colombia	Brazil	Chile	Argentina	Total
As of December 31, 2021
Proved properties (a)
Equipment, camps and other facilities	125,078	3,333	72,766	—	201,177
Mineral interest and wells	580,931	42,008	334,993	—	957,932
Other uncompleted projects	26,136	250	818	—	27,204
Unproved properties (b)	94,419	271	—	—	94,690
Gross capitalized costs	826,564	45,862	408,577	—	1,281,003
Accumulated depreciation	(282,616)	(38,741)	(358,417)	—	(679,774)
Total net capitalized costs	543,948	7,121	50,160	—	601,229
(b)	Includes capitalized amounts related to asset retirement obligations, impairment loss recognized in Chile for US$ 17,641,000 and impairment loss reversed in Argentina for US$ 13,307,000.
(a)	Do not include Ecuador capitalized costs.

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2023, 2022 and 2021. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2023
Revenue	702,401	19,097	14,019	15,644	—	751,161
Production costs, excluding depreciation
Operating costs	(121,012)	(10,242)	(3,850)	(7,678)	—	(142,782)
Royalties and economic rights in cash	(83,233)	—	(1,096)	(548)	—	(84,877)
Total production costs	(204,245)	(10,242)	(4,946)	(8,226)	—	(227,659)
Exploration expenses	(36,395)	(309)	(90)	(56)	(1,481)	(38,331)
Accretion expense (a)	(669)	(87)	(560)	(1,478)	—	(2,794)
Impairment loss for non-financial assets	—	—	—	(13,332)	—	(13,332)
Depreciation, depletion and amortization	(92,735)	(6,205)	(1,047)	(8,278)	—	(108,265)
Results of operations before income tax	368,357	2,254	7,376	(15,726)	(1,481)	360,780
Income tax expense	(165,761)	(564)	(2,508)	—	—	(168,833)
Results of oil and gas operations	202,596	1,690	4,868	(15,726)	(1,481)	191,947

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2022
Revenue	978,423	10,671	19,873	29,196	1,962	1,040,125
Production costs, excluding depreciation
Operating costs	(78,323)	(3,220)	(3,753)	(12,961)	(1,306)	(99,563)
Royalties and economic rights in cash	(249,303)	—	(1,546)	(1,165)	(273)	(252,287)
Total production costs	(327,626)	(3,220)	(5,299)	(14,126)	(1,579)	(351,850)
Exploration expenses	(28,424)	(4,768)	—	(116)	(779)	(34,087)
Accretion expense (a)	(621)	—	(504)	(1,516)	—	(2,641)
Depreciation, depletion and amortization	(72,386)	(2,315)	(1,509)	(12,754)	—	(88,964)
Results of operations before income tax	549,366	368	12,561	684	(396)	562,583
Income tax expense	(192,278)	(92)	(4,271)	(103)	—	(196,744)
Results of oil and gas operations	357,088	276	8,290	581	(396)	365,839

Amounts in US$‘000	Colombia	Brazil	Chile	Argentina	Total
Year ended December 31, 2021
Revenue	618,268	20,109	21,471	28,695	688,543
Production costs, excluding depreciation
Operating costs	(72,043)	(2,954)	(10,280)	(14,490)	(99,767)
Royalties and economic rights in cash	(106,341)	(1,642)	(770)	(4,270)	(113,023)
Total production costs	(178,384)	(4,596)	(11,050)	(18,760)	(212,790)
Exploration expenses	(11,276)	—	(4,509)	(998)	(16,783)
Accretion expense (a)	(576)	(535)	(1,319)	(710)	(3,140)
Impairment loss for non-financial assets	—	—	(17,641)	13,307	(4,334)
Depreciation, depletion and amortization	(54,588)	(2,933)	(12,806)	(8,152)	(78,479)
Results of operations before income tax	373,444	12,045	(25,854)	13,382	373,017
Income tax (expense) benefit	(115,768)	(4,095)	3,878	(4,684)	(120,669)
Results of oil and gas operations	257,676	7,950	(21,976)	8,698	252,348
(a)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2023, 2022, 2021 and 2020 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton Corp. prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC

932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2023, 2022, 2021 and 2020 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2023		As of December 31, 2022		As of December 31, 2021		As of December 31, 2020
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	43,120	1,075	46,623	1,065	47,766	1,207	43,817	1,695
Ecuador (b)	1,017	—	322	—	—	—	—	—
Brazil (c)	28	8,888	8	9,443	43	13,601	34	13,927
Chile (d)	619	9,956	1,115	14,103	755	15,196	798	19,054
Argentina (e)	—	—	—	—	1,186	3,379	1,685	5,599
Total consolidated	44,784	19,919	48,068	24,611	49,750	33,383	46,334	40,275

Net proved undeveloped
Colombia (f)	16,225	—	17,765	—	31,019	—	45,240	—
Ecuador (b)	1,278	—	—	—	—	—	—	—
Chile (d)	479	855	476	—	575	1,563	1,229	5,661
Argentina (g)	—	—	—	—	603	—	104	—
Total consolidated	17,982	855	18,241	—	32,197	1,563	46,573	5,661

Total proved reserves	62,766	20,774	66,309	24,611	81,947	34,946	92,907	45,936
(a)	Various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 94% and 6% (96% and 4% in 2022, 98% and 2% in 2021, and 97% and 3% in 2020) of the proved developed reserves, respectively.
(b)	Perico Block accounts for 100% of the reserves (Perico and Espejo Blocks accounted for 85% and 15% of the reserves, respectively, in 2022).
(c)	BCAM-40 Block accounts for 100% of the reserves.
(d)	Fell Block accounts for 100% of the reserves.
(e)	Aguada Baguales, Puesto Touquet and El Porvenir Blocks accounted for 45%, 21% and 33% in 2021 (50%, 26% and 24% in 2020) of the proved developed reserves, respectively.
(f)	Various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 97% and 3% (95% and 5% in 2022, 97% and 3% in 2021, and 96% and 4% in 2020) of the proved undeveloped reserves, respectively.
(g)	Aguada Baguales Block accounted for 100% of the proved undeveloped reserves.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Reserves as of December 31, 2020	89,057	—	34	2,027	1,789	92,907
Increase (decrease) attributable to:
Revisions (a)	(3,207)	—	18	(597)	(169)	(3,955)
Extensions and discoveries (b)	3,375	—	—	—	603	3,978
Production	(10,440)	—	(9)	(100)	(434)	(10,983)
Reserves as of December 31, 2021	78,785	—	43	1,330	1,789	81,947
Increase (decrease) attributable to:
Revisions (c)	(2,677)	—	(27)	422	—	(2,282)
Extensions and discoveries (d)	204	632	—	—	—	836
Disposal of Minerals in place (e)	—	—	—	—	(1,760)	(1,760)
Production	(11,924)	(310)	(8)	(161)	(29)	(12,432)
Reserves as of December 31, 2022	64,388	322	8	1,591	—	66,309
Increase (decrease) attributable to:
Revisions (f)	3,617	324	26	(412)	—	3,555
Extensions and discoveries (g)	2,549	1,937	—	—	—	4,486
Production	(11,209)	(288)	(6)	(81)	—	(11,584)
Reserves as of December 31, 2023	59,345	2,295	28	1,098	—	62,766
(a)	For the year ended December 31, 2021, the Group’s oil and condensate proved reserves were revised downward by 4.0 mmbbl. The primary factors leading to the above were:

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

(b)	In Colombia, the extensions and discoveries are primary due to the Tigui Field appraisal wells and in Argentina are due to the Aguada Baguales Field.
(c)	For the year ended December 31, 2022, the Group’s oil and condensate proved reserves were revised downward by 2.3 mmbbl. The primary factors leading to the above were:

- A decrease of 3.6 mmbbl in Colombia due to a change in the royalties payment in certain fields from cash to kind.

- Such decrease was partially offset by a higher average oil prices resulted in a 0.6 mmbbl and 0.1 mmbbl increase in reserves from the blocks in Colombia and Chile, respectively.

- Higher than expected performance from the existing wells that increase the proved reserves in Colombia (0.3 mmbbl) and in Chile (0.3 mmbbl).

(d)	In Colombia, the extensions and discoveries are primary due to the Cante Flamenco new field in CPO-5 Block and in Ecuador are due to the Jandaya, Yin and Tui new fields in the Perico Block and the Pashuri field in the Espejo Block.
(e)	The disposal in Argentina is due to the decision of selling the Group’s working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina (see Note 36.3).
(f)	For the year ended December 31, 2023, the Group’s oil and condensate proved reserves were revised upwards by 3.5 mmbbl. The primary factors leading to the above were:

- An increase of 1.7 mmbbl in Colombia due to a change in a previously adopted development plan.

- An increase of 1.5 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 0.4 mmbbl in Colombia due to a change in the royalties’ payment in certain fields from kind to cash.

- An increase of 0.3 mmbbl in Ecuador due to higher average oil prices.

- Such increase was partially offset by lower-than-expected performance from the existing wells in Chile by 0.4 mmbbl.

(g)	The extensions and discoveries are primarily due to various fields in the Llanos Basin in Colombia and the Jandaya field extension in the Perico Block in Ecuador.

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Brazil	Chile	Argentina	Total
Reserves as of December 31, 2020	1,695	13,927	24,715	5,599	45,936
Increase (decrease) attributable to:
Revisions (a)	14	3,470	(3,553)	(636)	(705)
Production	(502)	(3,796)	(4,403)	(1,584)	(10,285)
Reserves as of December 31, 2021	1,207	13,601	16,759	3,379	34,946
Increase (decrease) attributable to:
Revisions (b)	141	(886)	1,501	—	756
Disposal of Minerals in place (c)	—	—	—	(3,227)	(3,227)
Production	(283)	(3,272)	(4,157)	(152)	(7,864)
Reserves as of December 31, 2022	1,065	9,443	14,103	—	24,611
Increase (decrease) attributable to:
Revisions (d)	219	1,659	(9)	—	1,869
Production	(209)	(2,214)	(3,283)	—	(5,706)
Reserves as of December 31, 2023	1,075	8,888	10,811	—	20,774
(a)	For the year ended December 31, 2021, the Group’s proved natural gas reserves were revised downward by 0.7 billion cubic feet. This was the combined effect of:

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

(b)	For the year ended December 31, 2022, the Group’s proved natural gas reserves were revised upwards by 0.8 billion cubic feet. This was the combined effect of:

- An increase of proved reserves due to better performance of existing wells in Chile (0.8 billion cubic feet) and the Llanos 32 block in Colombia (0.1 billion cubic feet).

- Higher average prices resulted in an increase of 0.7 billion cubic feet and 0.8 billion cubic feet increase in gas reserves in Chile and Brazil, respectively.

- The above was partially offset by lower-than-expected performance of Manati Field in Brazil (1.6 billion cubic feet).

(c)	The disposal in Argentina is due to the decision of selling the Group’s working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina (see Note 36.3).
(d)	For the year ended December 31, 2023, the Group’s proved natural gas reserves were revised upwards by 1.9 billion cubic feet. This was the effect of higher-than-expected performance from the existing wells in the Manati Block in Brazil (1.7 billion cubic feet) and the Llanos 32 Block in Colombia (0.2 billion cubic feet).

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2023, 2022 and 2021 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
As of December 31, 2023
Future cash inflows	4,027,686	140,607	75,757	111,384	—	4,355,434
Future production costs	(1,633,889)	(45,052)	(22,815)	(50,343)	—	(1,752,099)
Future development costs	(147,045)	(13,768)	(1,204)	(41,359)	—	(203,376)
Future income taxes	(764,309)	(27,648)	(4,036)	—	—	(795,993)
Undiscounted future net cash flows	1,482,443	54,139	47,702	19,682	—	1,603,966
10% annual discount	(430,250)	(11,436)	(6,476)	5,205	—	(442,957)
Standardized measure of discounted future net cash flows	1,052,193	42,703	41,226	24,887	—	1,161,009
As of December 31, 2022
Future cash inflows	5,229,599	26,553	65,002	190,449	—	5,511,603
Future production costs	(1,633,818)	(8,094)	(29,519)	(72,411)	—	(1,743,842)
Future development costs	(182,701)	(297)	(1,955)	(40,659)	—	(225,612)
Future income taxes	(1,191,658)	—	(1,761)	—	—	(1,193,419)
Undiscounted future net cash flows	2,221,422	18,162	31,767	77,379	—	2,348,730
10% annual discount	(839,621)	(2,504)	(8,856)	(13,094)	—	(864,075)
Standardized measure of discounted future net cash flows	1,381,801	15,658	22,911	64,285	—	1,484,655
As of December 31, 2021
Future cash inflows	4,381,191	—	89,208	136,152	109,678	4,716,229
Future production costs	(1,715,554)	—	(34,930)	(69,067)	(61,660)	(1,881,211)
Future development costs	(197,461)	—	(1,955)	(40,339)	(49,200)	(288,955)
Future income taxes	(754,205)	—	(3,449)	—	(2,947)	(760,601)
Undiscounted future net cash flows	1,713,971	—	48,874	26,746	(4,129)	1,785,462
10% annual discount	(496,150)	—	(7,171)	6,121	4,471	(492,729)
Standardized measure of discounted future net cash flows	1,217,821	—	41,703	32,867	342	1,292,733

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Present value as of December 31, 2020	759,233	—	25,378	17,032	(19)	801,624
Sales of hydrocarbon, net of production costs	(516,844)	—	(15,677)	(11,520)	(16,855)	(560,896)
Net changes in sales price and production costs	924,875	—	19,393	64,048	(3,145)	1,005,171
Changes in estimated future development costs	96,364	—	861	(18,731)	20,674	99,168
Extensions and discoveries less related costs	80,933	—	—	—	(1,020)	79,913
Development costs incurred	87,877	—	—	4,111	—	91,988
Revisions of previous quantity estimates	(76,850)	—	11,957	(23,776)	465	(88,204)
Net changes in income taxes	(254,618)	—	(2,780)	—	244	(257,154)
Accretion of discount	116,851	—	2,571	1,703	(2)	121,123
Present value as of December 31, 2021	1,217,821	—	41,703	32,867	342	1,292,733
Sales of hydrocarbon, net of production costs	(891,534)	(2,732)	(14,697)	(15,317)	—	(924,280)
Net changes in sales price and production costs	956,926	—	(6,909)	39,457	—	989,474
Changes in estimated future development costs	93,657	(10,483)	(933)	(22,675)	—	59,566
Extensions and discoveries less related costs	6,754	28,873	—	—	—	35,627
Development costs incurred	94,195	—	—	11,153	—	105,348
Revisions of previous quantity estimates	(87,851)	—	(2,441)	15,513	—	(74,779)
Disposal of Minerals in place	—	—	—	—	(342)	(342)
Net changes in income taxes	(205,370)	—	1,673	—	—	(203,697)
Accretion of discount	197,203	—	4,515	3,287	—	205,005
Present value as of December 31, 2022	1,381,801	15,658	22,911	64,285	—	1,484,655
Sales of hydrocarbon, net of production costs	(491,525)	(6,673)	(8,143)	(6,362)	—	(512,703)
Net changes in sales price and production costs	(596,668)	(2,893)	21,490	(33,595)	—	(611,666)
Changes in estimated future development costs	9,461	(17,908)	(4,440)	5,142	—	(7,745)
Extensions and discoveries less related costs	72,757	63,619	—	—	—	136,376
Development costs incurred	115,996	500	—	7	—	116,503
Revisions of previous quantity estimates	104,256	10,642	9,159	(11,019)	—	113,038
Net changes in income taxes	198,769	(21,808)	(2,218)	—	—	174,743
Accretion of discount	257,346	1,566	2,467	6,429	—	267,808
Present value as of December 31, 2023	1,052,193	42,703	41,226	24,887	—	1,161,009