Form 20-F
period 2024-12-31
GeoPark Ltd
filed 2025-04-02
CIK 1464591

audit

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Phone: +57 601 743 2337

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

Common shares:51,247,287

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

“API” means the American Petroleum Institute’s inverted scale for denoting the “lightness” or “heaviness” of crude oils and other liquid hydrocarbons.

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

“mboe” means one thousand barrels of oil equivalent.

“mcf” means one thousand cubic feet of natural gas.

“Measurements” include:

●	“m” or “meter” means one meter, which equals approximately 3.28084 feet;
●	“km” means one kilometer, which equals approximately 0.621371 miles;
●	“sq. km” means one square kilometer, which equals approximately 247.1 acres;
●	“bbl” or “barrel of oil” means one stock tank barrel, which is equivalent to approximately 0.15898 cubic meters;
●	“boe” means one barrel of oil equivalent, which equals approximately 160.2167 cubic meters, determined using the ratio of 6,000 cubic feet of natural gas to one barrel of oil;
●	“cf” means one cubic foot;
●	“m,” when used before bbl, boe or cf, means one thousand bbl, boe or cf, respectively;
●	“mm,” when used before bbl, boe or cf, means one million bbl, boe or cf, respectively;
●	“b,” when used before bbl, boe or cf, means one billion bbl, boe or cf, respectively; and
●	“pd” means per day.

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

“undeveloped reserves” are quantities expected to be recovered through future investments: (1) from new wells on undrilled acreage in known accumulation, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g., when compared to the cost of

v

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“GeoPark Limited,” or the “Company” are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda;
●	“GeoPark,” “we,” “us,” “our,” the “Group” and words of a similar effect, are to GeoPark Limited together with its consolidated subsidiaries;
●	“Amerisur” are to Amerisur Resources Limited and its subsidiaries;
●	“GeoPark Brazil” are to GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda.;
●	“Ecopetrol” are to Ecopetrol S.A.;
●	“YPF” are to YPF S.A.;
●	“ONGC” are to ONGC Videsh Limited, international petroleum company of India;
●	“Argentina (Vaca Muerta) acquisition” or “Acquisition in Argentina (Vaca Muerta)” refers to our acquisition of non-operated working interests in four adjacent unconventional blocks in the Vaca Muerta shale formation in the Neuquén Basin in Argentina. We entered into the farm-out agreement for this acquisition in May 2024, and closing of the transaction is pending customary regulatory approvals from the respective provincial governments;
●	“PGR” or “Phoenix” are to Phoenix Global Resources; a subsidiary of Mercuria Energy Trading (“Mercuria”), together with its consolidated subsidiaries, such as Petrolera El Trebol S.A. (“PETSA”), Kilwer S.A. and Ketsal S.A.;
●	“GyP” are to Gas y Petróleo de Neuquén S.A., the state owned entity of the Neuquén province in Argentina;
●	“EDHIPSA” are to Empresa de Desarrollo Hidrocarburífero Provincial S.A., the state owned entity of the Río Negro province in Argentina;
●	“Petroecuador” are to the Ecuador Hydrocarbons Public Company (Empresa Pública de Hidrocarburos del Ecuador);
●	“MSCI” are to Morgan Stanley Capital International;
●	“Notes due 2027” are to our 2020 issuance of US$350.0 million aggregate principal amount and our 2021 additional issuance of US$150.0 million aggregate principal amount of 5.50% senior notes due 2027;
●	“Notes due 2030” are to our 2025 issuance of US$550.0 million aggregate principal amount of 8.75% senior notes due 2030;
●	“US$” and “U.S. dollar” are to the official currency of the United States of America;
●	“AR$” and “Argentine pesos” are to the official currency of Argentina;
●	“real,” “reais” and “R$” are to the official currency of Brazil;

●	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);
●	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);
●	“RODA” are to the Oil Pipeline Network of the Amazonian District (Red de Oleoductos del Distrito Amazónico);
●	“SOTE” are to the Ecuadorian Oil Pipeline System (Sistema de Oleoducto Transecuatoriano);
●	“IOGP” are to the International Association of Oil and Gas Producers;
●	“IPIECA” are to the International Petroleum Industry Environmental Conservation Association;
●	“IADC” are to the International Association of Drilling Contractors;
●	“ARPEL” are to the Regional Association of Oil and Gas Companies;
●	“UTA” are to Unidad Tributaria Anual;
●	“economic interest” are to an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires;
●	“ESG” are to Environmental, Social and Governance; and
●	“IFC” are to the International Finance Corporation.

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2024 and 2023 and for each of the years ended December 31, 2024, 2023 and 2022 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements for the year ended December 31, 2024, have been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their reports included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess the performance of our Company and the operating segments.

We define Adjusted EBITDA as profit (loss) for the period (determined in accordance with the indenture governing our Notes due 2027, which does not give effect to the adoption of IFRS 16 Leases), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2024, 2023 and 2022.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2024 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia, Ecuador, Brazil and Argentina is derived from estimates of the proved reserves as of December 31, 2024. While the report includes estimated proved reserves in Argentina, such reserves are presented on a pro forma basis as closing of the Argentina (Vaca Muerta) acquisition is pending customary regulatory approvals from the respective provincial governments. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton Corp. and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates located in various blocks in the Llanos and Putumayo Basins in Colombia, the Perico Block in the Oriente Basin in Ecuador, the BCAM-40 (Manati) Block in the Camamu-Almada Basin in Brazil and the Mata Mora Norte Block and Confluencia Norte Block in the Neuquén Basin in Argentina.

Market share and other information

Market data, other statistical information, information regarding recent developments in the countries in which we operate, and certain industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal reports and studies, estimates and market research, which we believe to be reliable and accurately extracted by us for use in this annual report, have not been independently verified. However, we believe such data is accurate and agree that we are responsible for the accurate extraction of such information from such sources and its correct reproduction in this annual report.

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

Forward-looking statements appear in several places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	the volatility of oil and natural gas prices;
●	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
●	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Ecuadorian, Brazilian and Argentinian governments to us;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	environmental constraints on operations and environmental liabilities arising out of past or present operations;
●	discovery and development of oil and natural gas reserves;
●	climate change related risks;
●	project delays or cancellations;
●	financial market conditions and the results of financing efforts;
●	any future defaults in respect of our outstanding debt agreements;
●	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
●	social and political unrest in many countries in which we operate;
●	fluctuations in inflation and/or exchange rates in Colombia, Ecuador, Brazil and Argentina and in other countries in which we may operate in the future;

x

●	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;
●	contract counterparty risk;
●	projected and targeted capital expenditures and other cost commitments and revenues;
●	pandemics, or the future outbreak of any highly infectious or contagious disease;
●	weather and other natural phenomena;
●	armed conflicts, including the current armed conflicts in Ukraine and Israel;
●	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;
●	current and future litigation;
●	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
●	our ability to retain key members of our senior management and key technical employees;
●	information technology failures;
●	competition from other similar oil and natural gas companies;
●	market or business conditions and fluctuations in global and local demand for energy;
●	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
●	the adverse effect which a substantial or extended decline in oil and natural gas price may have on our business;
●	potential impacts that tariffs may have on our cost structure, supply chain, and commodity markets;
●	the difficulty in integrating significant acquisitions, including the Acquisition in Argentina (Vaca Muerta), or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SUMMARY

This summary highlights certain information appearing elsewhere in this Annual Report. As this is a summary, it does not contain all the information you should consider in making an investment decision. You should read this entire Annual Report carefully before investing in the Company, including the risk factors and uncertainties set forth in “Item 3. Key Information—D. Risk factors.”

About Us

We are a leading independent energy company with over 20 years of successful operations across Latin America and a long-term strategy to build a unique risk-balanced portfolio in the region’s main basins.

Our high-return core assets in Colombia’s Llanos Basin demonstrate our exploration and operational strength. In Argentina, we have entered a new growth phase with Vaca Muerta, Latin America’s fastest-growing play, pending customary regulatory approvals for the acquisition. Our position in Ecuador gives us access to acreage in an established petroleum system, and we also have a non-operated interest in the shallow-water offshore Manati gas field in Brazil, which is in process of divestment.

Leveraging both operated and non-operated organic and inorganic opportunities, we are focused on sustainable growth with an achievable aspiration of producing 100 mboepd by the end of the decade, a scale that will give us access to opportunities with greater economic and strategic value for our investors.

Our disciplined capital allocation and financial management have enabled us to sustain strong margins, profitability, and a balanced capital structure year after year, providing flexibility to navigate market volatility while investing in high-value projects. Supported by our robust balance sheet, we have consistently rewarded our shareholders, returning close to US$300 million through dividends and buybacks since 2018.

Promoting sustainable development has been part of our culture since our beginnings in the far south of the South American continent and influences all the decisions and actions we take, from strategic planning to daily operations. This commitment led to the creation of an integrated value system that guides all our activities across five interconnected areas: Safety, Prosperity, Employees, Environment and Community Development (“SPEED”). A fundamental aspect of our culture and corporate identity is how we evaluate and steer performance beyond just financial metrics to also consider the impact on people, society and the planet.

Our North Star Strategy

Our North Star strategy is grounded in profitability, reliability and sustainability, ensuring we deliver strong results today while remaining resilient in the competitive oil and gas industry. This strategy guides our long-term success and adaptability in an evolving energy landscape and is built on the following five key principles:

●	Highly profitable, dependable and sustainable: Strong focus on maintaining and improving efficiency and profitability, underpinned by operational excellence and a comprehensive sustainability strategy. As part of our commitment to reducing our environmental impact, we have set ambitious targets to decrease carbon intensity by 35-40% compared to 2020 levels.
●	Focused on growth through big assets, big basins and big plays: Leveraging on our competitive strengths to maximize opportunities, the strategy is built on a foundation of (i) distinctive assets, such as Llanos 34, CPO-5, and Vaca Muerta (ii) operating across differentiated basins, including both conventional and unconventional resources, and (iii) a diversified footprint spanning Colombia, Argentina, and Brazil to capitalize on large-scale, high-impact opportunities across the region.
●	Near term performance, long term vision and targets: Strong organic footprint leveraged by accretive inorganic opportunities. Our North Star targets include 70 mboepd net production by 2028, while maintaining 400 mmboe proved plus probable reserves, and 100 mboepd net production by 2030.

●	Financial flexibility and stewardship: We are committed to maintaining conservative leverage metrics, ensuring a balanced and sustainable financial structure while generating attractive cash flows. Our diversified financing sources enhance resilience and provide access to capital across various markets. Additionally, our proactive hedging strategy mitigates risks associated with market volatility, reinforcing financial stability.
●	Competitive shareholder returns while driving sustainable growth: Generating consistent and attractive returns for investors through efficient operations and strategic investments, striking a balance between profitability and long-term responsibility.

At the core of our strategy and business model lies a culture of agility, adaptability, and trust that empowers all employees with autonomy, ownership of their actions and results, and a crucial role in our success.

Our Assets

Our diversified portfolio of assets is characterized by its high potential, operational efficiency, and significant growth prospects.

Our main asset is a 45% working interest in the operated Llanos 34 Block in Colombia, acquired in 2012 with no reserves or production and which we have made a world-class asset that includes two of Colombia’s top 10 producing oil fields, Jacana and Tigana. Now starting its process of natural decline, the Llanos 34 Block produced 21,659 bopd at our working interest in 2024 and holds certified proved reserves of 49.1 mmboe as of December 31, 2024.

Adjacent to the Llanos 34 Block lies the CPO-5 Block, where we acquired a 30% non-operated working interest in 2020. The block’s Indico field ranks among Colombia’s top 10 producing oil fields. Although the CPO-5 Block has also started its process of natural decline, net production in 2024 was 6,931 bopd and proved reserves were 3.5 mmboe as of December 31, 2024.

We also operate the Llanos 86, Llanos 87, Llanos 104, Llanos 123, and Llanos 124 Blocks in the Llanos Basin. Significant discoveries were made in the Llanos 123 Block, including the Toritos, Saltador, and Bisbita oil fields, with a net production of 1,332 bopd during 2024. Elsewhere in Colombia, we hold several blocks in the underexplored yet proven Putumayo Basin, including our developed Platanillo Block.

In 2024, we made a transformative acquisition in Argentina’s Vaca Muerta shale formation, and we entered into a farm-out agreement for non-operated positions in the unconventional Mata Mora Norte, Mata Mora Sur, Confluencia Norte and Confluencia Sur Blocks. Closing of the transaction is pending customary regulatory approvals from the respective provincial governments. The acquisition continues our history of generating value through inorganic opportunities, and has an immediate impact on production, reserves, and cash flow. We have 22 years of operational experience, business know-how and an active financial network in Argentina, which we can leverage to increase our portfolio in the country.

The Perico and Espejo Blocks in Ecuador and the Manati gas field in Brazil (which is in process of divestment) are also part of our asset portfolio, which gives us positions in some of Latin America’s largest basins.

Our Sustainability Approach

Building on our SPEED foundation, in 2024, we developed a comprehensive sustainability framework that reinforces our commitment and enhances our capacity to navigate sustainability-related risks and opportunities, generate operational efficiencies and amplify positive impacts beyond our operations. This approach strengthens our resilience in the face of dynamic regulatory landscapes and societal expectations in issues related to decarbonization, climate change adaptation, energy security and human rights, among others. This major step forward enhances our operational practices and ensures that we are consistently aligned with our North Star strategy, remaining competitive in a rapidly evolving market.

A key goal in 2025 is to make our suppliers, contractors and partners knowledgeable of our Safety, Prosperity, Employees, Environment and Community Development values and seek to have our suppliers, contractors and partners incorporate such values in their practices, applying our sustainability commitment to our entire value chain.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	A substantial or extended decline in oil and natural gas prices may materially adversely affect our business, financial condition, or results of operations.
●	Low oil prices may impact our operations and corporate strategy.
●	Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.
●	We derive a significant portion of our revenues from sales to a few key customers.
●	Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.
●	There are inherent risks and uncertainties relating to the exploration and production of oil and natural gas.
●	Our identified potential drilling location inventories are scheduled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
●	Our business requires significant capital investment and maintenance expenses, which we may be unable to finance on satisfactory terms or at all.
●	Oil and gas operations contain a high degree of risk, and we may not be fully insured against all risks we face in our business.
●	The development schedule of oil and natural gas projects is subject to cost overruns and delays.
●	Competition in the oil and natural gas industry is intense, which makes it difficult for us to attract capital, acquire properties and prospects, market oil and natural gas and secure trained personnel.
●	Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.
●	Our inability to access needed equipment and infrastructure in a timely manner may hinder our access to oil and natural gas markets and generate significant incremental costs or delays in our oil and natural gas production.
●	We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including indigenous communities, where our reserves are located.
●	Under the terms of some of our various E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.
●	Our contracts and/or rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements are subject to early termination in certain circumstances.
●	We are not, and may not be in the future, the sole owner or operator of all our licensed areas and do not, and may not in the future, hold all the working interests in some of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.

●	Acquisitions that we have completed, as well as the Argentina (Vaca Muerta) acquisition, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.
●	Failure to consummate or uncertainty related to the Argentina (Vaca Muerta) acquisition could adversely affect our business, strategy, and ability to deliver our targets.
●	The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.
●	The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped reserves ultimately may not be developed or produced.
●	We are exposed to the credit risks of our customers and any material nonpayment or nonperformance by our key customers could adversely affect our cash flow and results of operations.
●	Our operations are subject to operating hazards, including external conditions such as extreme weather events or public order and risks inherent to oil and gas activities, which could expose us to potentially significant losses.
●	We are highly dependent on certain members of our management and technical team, including our geologists and geophysicists, and on our ability to hire and retain new qualified personnel.
●	We, and our operations are subject to numerous environmental, social, health and safety laws, regulations and rulings, which may result in material liabilities and costs.
●	Changing investor sentiment towards fossil fuels may affect our operations, impact the price of our common shares and limit our access to financing and insurance.
●	Legislation and regulatory initiatives relating to hydraulic fracturing and other drilling activities for unconventional oil and gas resources could increase the future costs of doing business, cause delays or impede our plans, and materially adversely affect our operations.
●	Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.
●	Our business could be negatively impacted by cybersecurity threats and related disruptions.
●	The uncertainty of the impact an endemic or pandemic disease, such as the COVID-19 pandemic, may have, makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.
●	We operate in an industry with climate related risks.
●	We operate in areas of significant biodiversity value.
●	We operate in areas that have historical and current ties to indigenous peoples.
●	Exploration blocks in the Putumayo area carry significant costs related to biodiversity management and reputational risk due to challenges related to overlapping territories and indigenous land titling processes.
●	New U.S. trade tariffs may adversely affect our cost structure, supply chain, and commodity markets.
●	Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.

●	We depend on maintaining good relations with the respective host governments and national oil companies in each of our countries of operation.
●	Oil and natural gas companies in Colombia, Ecuador, Brazil and Argentina operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.
●	Oil and gas operators are subject to extensive regulation in the countries in which we operate.
●	Colombia has experienced and continues to experience internal security and community related issues that have had or could have negative effects on the Colombian economy.
●	Our operations are subject to security and human rights risks.
●	Exposure to corruption and compliance risks in the jurisdictions in which we operate could adversely affect our business, financial condition, and reputation.
●	We expect that a limited number of financial institutions in the countries in which we operate, as well as some institutions located in the United States, will hold all or most of our cash.
●	The Colombian government, through the ANH, announced it will not grant any new oil and gas exploration licenses.
●	Restrictions on foreign exchange and transfer of funds abroad in Argentina could adversely affect our liquidity and financial flexibility.
●	An active, liquid, and orderly trading market for our common shares may not develop and the price of our stock may be volatile, which could limit your ability to sell our common shares.
●	Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.
●	We are a holding company and our only material assets are our equity interests in our operating subsidiaries and our other investments; as a result, our principal source of revenue and cash flow is distributions from our subsidiaries; our subsidiaries may be limited by law and by contract in making distributions to us.
●	Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline.
●	Provisions of the Notes due 2027 and Notes due 2030 could discourage an acquisition of us by a third party.
●	Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.
●	Shareholder activism could cause us to incur significant expenses, hinder execution of our business strategy and impact our stock price.
●	As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our common shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
●	There are regulatory limitations on the ownership and transfer of our common shares which could result in the delay or denial of any transfers you might seek to make.
●	We are a Bermuda company, and it may be difficult for you to enforce judgments against us or against our directors and executive officers.

●	The transfer of our common shares may be subject to capital gains taxes pursuant to indirect transfer rules in Colombia.
●	Legislation enacted in Bermuda as to Economic Substance may affect our operations.

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

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements. For example, during the last five years, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel. Furthermore, oil and natural gas prices do not necessarily fluctuate in direct relationship to each other.

In 2024, Brent crude prices fluctuated within a range of US$69.2 to US$91.2 per barrel, driven by key factors such as the ongoing conflict in the Middle East and expectations surrounding the global economy in 2025, particularly the possibility of a slowdown and its potential impact on crude oil demand. Despite these uncertainties, price stability has been largely supported by measures adopted by OPEC and non-OPEC producers (sometimes referred to as OPEC+), with production cuts of approximately 2.2 million barrels per day. These actions have helped maintain a balanced market, with Brent crude prices averaging US$79.8 per barrel for the year.

For the year ended December 31, 2024, 99% of our revenues were derived from oil. Because we expect that our production mix will continue to be weighted towards oil, our financial results are more sensitive to movements in oil prices.

For 2025, the crude oil market is expected to experience a slightly more balanced supply-demand dynamic. The anticipated slowdown in the global economy, coupled with supply growth from non-OPEC producers such as Canada, Guyana, Argentina, and Brazil, may shift the balance, potentially resulting in supply growth outpacing demand. This scenario could lead to a softer price environment compared to 2024. However, the crude oil market remains highly dynamic, with geopolitical and environmental factors playing critical roles in shaping price movements. Any significant developments—such as escalations in the Russia/Ukraine and/or Middle East armed conflicts—could severely impact the region’s oil supply, potentially causing price volatility and disruptions to the global market.

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

We face limitations on our ability to increase prices or improve margins on the oil and natural gas that we sell. As a consequence of the oil price crisis which started in the first half of 2020 (WTI and Brent, the main international oil price markers, fell by more than 45% between December 2019 and March 2020), we immediately took decisive measures to ensure our ability to both maximize ongoing projects and to preserve our cash, such as reducing our work program and made adjustments to our operating and administrative costs, with continuous monitoring to adjust further if necessary. While oil prices have rebounded since then, they may continue to be volatile and thus, we have developed a capital expenditure program for 2025 which may be subject to change as a result of market conditions, developments regarding our business, results of operation and financial condition, and other factors. See “Item 4. Information on the Company—B. Business Overview—2025 Strategy and Outlook.”

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

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics and field maturity. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2024, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia, Ecuador and

Brazil was 5.0 years. According to D&M estimates, if on January 1, 2025, we ceased all drilling and development activities, including recompletions, refracts and workovers, our proved developed producing reserves base would decline by 14%, 44%, 12% and 43% during the first year in Colombia, Ecuador, Brazil and the Argentina (Vaca Muerta) acquisition, respectively.

A significant portion of our production comes from relatively mature fields, such as our core Llanos 34 Block, which require continuous investment in drilling, secondary and tertiary recovery methods, and infrastructure optimization to sustain output. Unexpected reservoir performance issues, such as lower-than-anticipated recovery rates or technical challenges in implementing enhanced recovery techniques, could negatively impact our ability to meet production targets and replenish reserves.

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

Due to the nature of the oil and gas industry, a significant portion of our revenue is derived from a few key clients. For example, in 2024, three clients represented 95% of revenue for our Colombian subsidiaries, accounting for 89% of our consolidated revenue. This client concentration is typical in the industry, where large-scale operations, logistical factors, and long-term contracts often lead to stable yet limited customer relationships. We actively manage counterparty credit risk by regularly assessing clients’ credit profiles and including early payment terms in certain contracts to reduce potential exposure.

To ensure competitive terms, we conduct regular market surveys and hold open tenders in an attempt to secure the best available offers and aiming to mitigate risks associated with having a limited customer base. Our primary customers are top-tier traders and producers, aligning with industry standards.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Although most of our revenues are denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Brazil and Argentina could have a material adverse effect on our results of operations. An appreciation of local currencies can increase our costs and negatively impact our results from operations.

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

From time to time, we enter into derivative financial instruments in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. In January 2023, we entered into derivative financial instruments (zero-premium collars) with local banks in Colombia, for an amount equivalent to US$38.0 million, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in April and June 2023. Additionally, in November 2024, we entered into a derivative financial instrument (zero-premium collar) with a local bank in Colombia, for an amount equivalent to US$50.0 million, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in May and June 2025. However, these instruments do not cover all of our foreign exchange exposure, and extreme currency volatility, particularly in Argentina, could still materially affect our financial condition and operating results.

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

We have identified and scheduled certain potential drilling locations as an estimate of our future multi-year drilling activities on our existing acreage. These identified potential drilling locations, including those without proved undeveloped reserves, represent a significant part of our growth strategy.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company—B. Business Overview—2025 Strategy and Outlook.” We incurred capital expenditures of US$191.3 million and US$199.0 million during the years ended December 31, 2024 and 2023, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

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

While we believe that we maintain customary insurance coverage for companies engaged in similar operations, there are risks that are not subject to insurance coverage, therefore, we are not fully insured against all risks in our business. In addition, insurance that we do, and plan to, carry may contain significant exclusions from and limitations on coverage. We may elect not to obtain certain non-mandatory types of insurance if we believe that the cost of available insurance is excessive relative to the risks presented. The occurrence of a significant event or a series of events against which we are not fully insured, and any losses or liabilities arising from uninsured or underinsured events could have a material adverse effect on our business, financial condition or results of operations.

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

For example, during 2024, our production in Brazil was negatively impacted due to an unplanned maintenance of the Manati gas field platform following a request to the operator from the ANP. On the other hand, the drilling costs for the Azogue 3 and Azogue 6 wells in the Llanos 32 Block and the Jacana 94 well in the Llanos 34 Block in Colombia, included costs overruns caused by operational issues of US$2.4 million, US$2.2 million and US$ 0.8 million, respectively.

Additionally, we may not be able to follow the development schedules we believe are optimal for blocks in which we are not the operator, such as the CPO-5 Block in Colombia, the Mata Mora and Confluencia Blocks in Argentina, the Perico Block in Ecuador and the Manati gas field in Brazil, which could adversely affect our financial condition and results of operations.

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

Our oil and gas reserves estimate as of December 31, 2024, is based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Reports is based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

Our ability to market our oil and natural gas production depends substantially on the availability and capacity of processing facilities, transportation facilities (such as pipelines, crude oil offloading stations and trucks) and other necessary infrastructure, which may be owned and operated by third parties. Our failure to obtain such facilities on acceptable terms or on a timely basis could materially harm our business. We may be required to shut down oil and gas wells because access to transportation or processing facilities may be limited or unavailable when needed. If that were to occur, we would be unable to realize revenue from those wells until arrangements were made to deliver the production to the market, which could cause a material adverse effect on our business, financial condition and results of operations. In addition, the shutting down of wells can lead to mechanical problems upon bringing the production back on-line, potentially resulting in decreased production and increased remediation costs. The exploitation and sale of oil and natural gas and liquids will also be subject to timely commercial processing and marketing of these products, which depends on the contracting, financing, building and operating of infrastructure by us and third parties.

In Colombia, oil transportation logistics present ongoing challenges for producers due to the country’s geographic complexities, road conditions for trucking, and limitations in pipeline infrastructure, including storage and offloading facilities. To address these challenges, we, along with our partner in the Llanos 34 Block, have developed the Oleoducto del Casanare Pipeline (“ODCA”) to transport crude oil from key fields in the block and surrounding areas. This infrastructure has been a strategic solution to lower transportation costs, reduce blockade risks, and enhance our sustainability efforts by lowering carbon emissions.

In 2024, we faced repeated disruptions due to strikes by local communities demanding attention to their needs, blocking routes essential for transporting crude oil by tanker trucks. While we have maintained production levels by utilizing alternative evacuation options, such as the ODCA pipeline, our market access could be significantly hindered if both trucking and pipeline options are compromised simultaneously. Such disruptions could materially impact our business, financial condition, and operating results.

In the case of our Putumayo Basin production, we have also reduced our exposure to trucking issues by implementing the use of flowlines alongside trucking to gather our production at the Platanillo Block and transport it via the Oleoducto Binacional Amerisur (“OBA”) pipeline that connects us to the Ecuador pipeline system.

Trucking remains a component of our crude delivery strategy, and while in 2024 we successfully used alternative delivery points and trucking to avoid production setbacks, we cannot assure we would be able to do so in the future.

In Argentina’s Neuquén Basin, where most crude is transported through a pipeline system operating near maximum capacity, the situation is further strained by limited port facilities. While capacity expansions are in progress and we have secured participation in these projects through our partner, partial capacity deliveries implemented throughout 2024 have eased pressure on existing infrastructure. As of the date of this annual report, we have entered into contracts aimed at securing capacity to transport both our current production and the projected development plan for the coming years. Additionally, we have entered into contracts aimed at securing storage and dispatch capacity at port facilities, reinforcing our ability to support sustained production growth and operational stability. We continue to evaluate additional expansion projects aimed at securing future transportation capacity in line with production growth. However, these contracts may not entirely avoid capacity issues in their entirety and any operational disruptions or shutdowns in the pipeline system could impact our ability to transport crude, which may adversely affect our production volumes and financial results.

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

In Brazil, despite a mature network of pipelines and storage facilities, we may face occasional access restrictions, particularly during peak seasons in natural gas pipelines. Our gas production from the Manati field is dependent on Petrobras-operated pipelines and any unavailability of these pipelines could reduce production levels from this field.

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

In Colombia, although we have agreements with many landowners and ongoing negotiations with others, the economic expectations of landowners have generally increased concomitant with direct negotiations, which may result in delayed access to existing or future sites. Additionally, local communities and other stakeholders in the territory, such as workers’ associations, trade unions and unions for activities related to the industry, are leading demands to the operators, beyond what is legally established, sometimes exerting pressures under de facto means or blockades to operational activities. Although oil and gas companies are managing these situations and stakeholder expectations in the territory, it ultimately becomes necessary to establish agreements for the viability of the operations, which on occasions translates into higher execution costs. Additionally, there are demands for improvements of transport infrastructure and the addressing of unsatisfied basic needs that have been historically ignored by the authorities and the fulfillment of such demands may be redirected towards the oil and gas companies.

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

Under the terms of some of our various E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

To protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within periods specified in our various special operation contracts (E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements), our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish them. The costs to maintain or operate the E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements over such areas may fluctuate and may increase significantly, and we may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, during the last couple of years, we have transferred commitments from certain blocks to others and asked for termination of certain E&P contracts. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements.”

Historically, a significant amount of our reserves or production have been derived from our operations in certain blocks, including various blocks in the Llanos and Putumayo Basins in Colombia, the Espejo and Perico Blocks in the Oriente Basin in Ecuador and the BCAM-40 Concession in the Camamu-Almada Basin in Brazil.

For the year ended December 31, 2024, the different blocks in the Llanos Basin contained 95.6% of our net proved reserves and generated 90.1% of our production, the Platanillo Block in the Putumayo Basin contained 1.1% of our net proved reserves and generated 4.1% of our production, the Espejo and Perico Blocks in the Oriente Basin contained 1.5% of our net proved reserves and generated 4.9% of our production and the BCAM-40 Concession in the Camamu-Almada Basin contained 1.8% of our net proved reserves and generated 0.7% of our production. While our continuing expansion with new exploratory blocks incorporated in our portfolio and the recent acquisition of four unconventional blocks in Argentina, mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment, or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition, and results of operations.

Our contracts and/or rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements are subject to early termination in certain circumstances.

Under certain E&P contracts, exploration permits, exploitation concessions, production sharing contracts and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in cancelation of our E&P contracts, exploration permits, exploitation concessions, production sharing contracts and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2024, the aggregate outstanding amount of this potential liability for guarantees was US$84.3 million, mainly related to capital commitments in the Llanos 34, CPO-5, Platanillo, PUT-8 and Llanos 86 Blocks in Colombia, the Espejo and Perico Blocks in Ecuador, the Manati field in Brazil and the Campanario Block in Chile. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements” and Note 33.2 to our Consolidated Financial Statements.

Additionally, certain E&P contracts, exploration permits, exploitation concessions, production sharing contracts and concession agreements to which we are or may in the future become a party are subject to set expiration dates. Although we may want to extend some of these contracts beyond their original expiration dates, there is no assurance that we can do so on terms that are acceptable to us or at all, although some of these agreements contain provisions enabling exploration extensions.

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

In Argentina, hydrocarbon exploration permits and exploitation concessions are subject to termination for: (a) failure to pay any annual license fees within three months after they are due; (b) failure to pay royalties within three months after they are due; (c) material and unjustified failure to comply with the specified obligations in respect to productivity, conservation, investments, works or special benefits; (d) repeated infringement of the obligations to submit demandable information, to facilitate inspections by the competent authority or to employ the proper techniques for the execution of the works; (e) failure to request an exploitation concession after a commercial discovery or to submit a development program after obtaining an exploitation concession; (f) the bankruptcy of the holder declared by a court; (g) the death or liquidation of the holder; or, (h) failure to comply with the obligation to transport hydrocarbons for third parties under open access conditions or repeated infringement of the tariff regime approved for such transport. Before declaring the termination under any of the grounds provided under items (a), (b), (c), (d), (e), or (h), notice shall be served, requiring the holder to remedy any such infringement. Upon expiration, relinquishment or termination of any permit or concession, the holder of such permit or concession shall surrender to the government the acreage together with all the improvements, facilities, wells and other equipment that may have been used in the performance of the activities.

Early termination or nonrenewal of any E&P contract, exploration permits, exploitation concessions, production sharing agreements or concession agreement could have a material adverse effect on our business, financial situation, or results of operations.

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

In addition, the terms of the joint operations agreements or association agreements governing our other partners’ interests in almost all of the blocks that are not wholly owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks in Colombia, Ecuador, Brazil and Argentina. Our dependence on our partners could prevent us from achieving our target returns for those discoveries or prospects.

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

For instance, we are not the operator of the Manati gas field in Brazil, and do not control the execution of the operation. Any delays in the execution schedule of the Manati gas field could have a material adverse effect in our financial condition and results of operation. For example, the production in the Manati gas field, which is currently in the process of divestment (please see “—Recent Developments—Divestment of non-operated working interest in the Manati gas field in Brazil”), has been suspended since mid-March 2024 due to unscheduled maintenance performed by the operator.

Acquisitions that we have completed, as well as the Argentina (Vaca Muerta) acquisition, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions where we do not currently operate. The successful acquisition and integration of producing properties, including the Argentina (Vaca Muerta) acquisition, requires an assessment of several factors, including recoverable reserves, future oil and natural gas prices, development and operating costs, and potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review and the review of advisors and independent reserves engineers will not reveal all existing or potential problems, nor will it permit us or them to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental conditions are not necessarily observable even when an inspection is undertaken. We, advisors or independent reserves engineers may apply different assumptions when assessing the same field. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental or other liabilities and acquire properties on an “as is” basis. Even in those circumstances in which we have contractual indemnification rights for pre-closing liabilities, it remains possible that the seller might not be able to fulfill its contractual obligations. There can be no assurance that unforeseen problems related to the assets or management of the companies and operations we have acquired, or operations we may acquire or add to our portfolio in the future, will not arise in the future, and these problems could have a material adverse effect on our business, financial condition, and results of operations.

Significant acquisitions and other strategic transactions may involve other risks, including:

●	diversion of our management’s attention to evaluating, negotiating and integrating significant acquisitions and strategic transactions;
●	challenge and cost of integrating acquired operations, information management and other technology systems and business cultures with ours while carrying on our ongoing business;

●	contingencies and liabilities that could not be or were not identified during the due diligence process, including with respect to possible deficiencies in the internal controls of the acquired operations;
●	challenge and cost of obtaining sufficient financing required to complete the acquisitions and strategic transactions;
●	tax implications and potential liabilities related to the acquisitions and strategic transactions;
●	complexities, liabilities or additional costs associated with transaction payments due to capital controls;
●	regulatory and legal challenges in the host countries, including worsening fiscal conditions, difficulty in obtaining regulatory approvals or environmental licenses, among others, which can materially affect the benefits expected from the acquisitions and strategic transactions;
●	additional capital needs and cost overruns which may detract from available capital to deploy in other projects in our portfolio; and
●	challenge of attracting and retaining personnel associated with acquired operations.

It is also possible that we may not identify suitable acquisition targets or strategic investment, partnership, or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth opportunities. Additionally, we may incur one-off transaction-related costs, such as financing and due diligence expenses, even if a proposed acquisition is not completed, as was the case with the proposed acquisition of certain Repsol exploration and production assets in Colombia in 2024. Moreover, if we fail to properly evaluate acquisitions, including the Argentina (Vaca Muerta) acquisition, alliances, or investments, we may not achieve the anticipated benefits of any such transaction, and we may incur costs in excess of what we anticipate.

The Argentina (Vaca Muerta) acquisition broadens the scope of the risk factors related to our business, industry, and the countries in which we operate as such risk factors relate to operating in Argentina where we did not have operations immediately before the Argentina (Vaca Muerta) acquisition. Some of these risks include, but are not limited to, risks related to (i) the ability to replace our oil and natural gas reserves and continued identification of productive fields, (ii) our revenues being derived from sales to a few key customers, (iii) fluctuations in foreign currency exchange rates and restrictions or additional costs associated to the access to foreign currency, (iv) exploration and production of oil and natural gas, (v) insurance of oil and gas operations, (vi) potential cost overruns and delays in oil projects, (vii) difficulties to attract capital, acquire properties, marketing oil and securing trained personnel, (viii) estimated reserves being based on assumptions that may prove inaccurate, (ix) availability and access to needed equipment, infrastructure and evacuation capacity in a timely manner, (x) difficulties in negotiations with landowners and local communities, including additional investment and demands imposed by local communities and potential blockades derived thereof, (xi) our contracts being subject to contractual expiration dates and operating conditions, and in certain circumstances, subject to early termination or additional costs or commitments associated to the term extension, (xii) not being the sole owner or operator of all our licensed areas and not holding all the working interests in some of our licensed areas, (xiii) development of our proved undeveloped reserves potentially taking longer and requiring higher levels of capital expenditures than expected, (xiv) our operations being subject to numerous environmental, social, health and safety laws, regulations, and rulings, which may result in material liabilities and costs, (xv) climate change, (xvi) political and economic circumstances, including increased exposure to the Argentine legal, fiscal, regulatory and economic systems, (xvii) maintaining good relations with host countries, local/provincial government and national oil companies in the countries where we operate, (xviii) operating and having working and/or economic interest over, yet not owning the oil and natural gas reserves in the countries where we operate, (xix) oil and gas operators being subject to extensive regulation, and (xx) exchange control regulations, currently in effect in Argentina as of the date of this annual report, which limit and prohibit the ability to make payments and transfers.

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

Failure to consummate or uncertainty related to the Argentina (Vaca Muerta) acquisition could adversely affect our business, strategy, and ability to deliver our targets.

Our pending Argentina (Vaca Muerta) acquisition may not close for various reasons, including our ability to obtain regulatory approvals or to satisfy closing conditions. The realization of any anticipated benefits of our pending Argentina (Vaca Muerta) acquisition is subject to the consummation of the transaction. In the event that we are unable to consummate such acquisition, the market price of our common shares may decline to the extent that the current market price reflects a market assumption that our pending acquisition will be completed.

In addition, uncertainty related to our pending Argentina (Vaca Muerta) acquisition could disrupt our business operations and impact our relationships with our stakeholders. Delays in the closing of the transaction could also affect the expected contribution of these assets to our operating results, potentially preventing us from achieving our business targets within the anticipated timeframe. These factors could negatively affect our ability to execute our strategy and achieve our business objectives.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2024, we have based the estimated discounted future net revenues from our proved reserves on the 12-month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues from our oil and natural gas properties will be affected by factors such as actual prices we receive for oil and natural gas, actual cost of development and production expenditures, the amount and timing of actual production, and changes in governmental regulations and taxation.

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

As of December 31, 2024, 88% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

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

The combination of declining cash flows, as a result of declines in commodity prices, a reduction in borrowing basis under reserves-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction of our customers’ liquidity and limit their ability to make payments or perform on their obligations to us.

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

Our operations are subject to operating hazards, including external conditions such as extreme weather events or public order and risks inherent to oil and gas activities, which could expose us to potentially significant losses.

Our operations are subject to potential operating hazards, extreme weather conditions and risks inherent to drilling activities, seismic recording, exploration, production, development and transportation and storage of crude oil, such as explosions, fires, car and truck accidents, floods, labor disputes, social unrest, community protests or blockades, guerilla attacks, security breaches, pipeline ruptures and spills and mechanical failure of equipment at our or third-party facilities. Any of these events could have a material adverse effect on our exploration and production operations or disrupt transportation or other process-related services provided by our third-party contractors. For example, during 2023 and 2024, we incurred in higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power. Additionally, during the 2024 rainy season, the Jacamar, Guaco and Jacana Sur well pads were temporary suspended due to floodings in the Llanos 34 Block in Colombia.

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

We, and our operations are subject to numerous environmental, social, health and safety laws, regulations and rulings, which may result in material liabilities and costs.

We and our operations are subject to various international, foreign, federal (where applicable), state, and local environmental, health and safety laws and regulations governing, among other things, the emission and discharge of pollutants into the ground, air or water; the generation, storage, handling, use, transportation and disposal of regulated materials; and human health and safety. Our operations are also subject to certain environmental risks that are inherent in the oil and gas industry, and which may arise unexpectedly and result in material adverse effects on our business, financial condition, and results of operations. Breach of environmental laws could result in environmental administrative investigations and/or lead to the termination of our concessions and contracts. Other potential consequences include fines and/or criminal or civil environmental actions. For instance, non-governmental organizations may bring actions against us or other oil and gas companies to, among others, halt our activities in any of the countries in which we operate or require us to pay fines. Additionally, in Colombia, environmental licenses are administrative acts subject to class actions that could eventually result in their cancellation, with potential adverse impacts on our E&P contracts.

The Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean, also known as the Escazú Agreement, is an international human rights treaty that was signed by all the countries in which we operate and has been ratified by all, except for Brazil, where pressure has been growing for the government to ratify. We expect the countries where the Escazú Agreement has been ratified will proceed to regulate the agreement and such regulations may include additional processes on participation and information, which could directly affect our operations as it could require additional processes that take time. Nonetheless, current Colombian processes require minor adjustments to comply with Escazú Agreement with regards to private involvement and we have extensive experience on such processes. The agreement also increases the protection of human rights and environmental activists, protection which we believe is much required in the countries where we operate and is aligned with our commitment to human rights.

We are subject to national and regional environmental regulations and specific environmental requirements as part of the licenses and permits that we must obtain for our operations. We have mechanisms to assure the fulfillment of all those legal obligations such as a permanent external audit, a dedicated environmental team, and our environmental management system. The evidence of the fulfillment of such obligations is consolidated in the yearly environmental reports that are issued to the environmental authorities and correspond to public information. In addition, we are subject to yearly follow-up visits by the national environmental authority. Although we fulfill the requirements, sometimes we have not been and may not always be in complete compliance with some of them due to causes not attributable to us. This is the case of the offset obligations we must implement to compensate for the residual impacts that cannot be avoided, minimized or restored, in which we must consider a concertation process with different stakeholders that could take more time than what the regulation provides. Nevertheless, we report the progress and we define action plans to demonstrate our diligence to reduce the possibility of sanctions, penalties or fines related to a delay in our fulfillment of the obligations, which could have a material adverse effect on our business, financial condition or results of operations.

We have contracted with and intend to continue to hire third parties to perform services related to our operations. We could be held liable for some or all environmental, health and safety costs and liabilities arising out of our actions and omissions as well as those of our block partners, third-party contractors, predecessors, or other operators. To the extent we do not address these costs and liabilities or if we do not otherwise satisfy our obligations, our operations could be suspended, terminated, or otherwise adversely affected. Although we screen our contractors regarding their compliance on several issues, there is a risk that we may contract with third parties with unsatisfactory environmental, health and safety records or that our contractors may be unwilling or unable to cover any losses associated with their acts and omissions. In 2023, we approved and adopted a Supplier Code of Conduct under which we define the minimum obligations and behaviors expected from our contractors and suppliers, aiming to address the risk.

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

We have set a target to reduce operational Scope 1 and 2 GHG emissions intensity by 35-40 percent by year-end 2025 and by 40-60 percent by year-end 2030 against a 2020 baseline. We also have a long-term ambition to achieve net zero for Scopes 1 and 2 GHG emissions by 2050. Our ability to meet these targets is subject to numerous risks and uncertainties and actions taken in implementing such targets and ambition may also expose us to certain additional and/or heightened financial and operational risks such as increased costs and higher dependency on certain sources of energy, which is also dependent on how we grow. Furthermore, the long-term ambition of reaching net zero emissions by 2050 is inherently less certain due to the longer timeframe and certain factors outside of our control, including the commercial application of future technologies that may be necessary to achieve this long-term ambition. A reduction in GHG emissions relies on, among other things, the ability to develop, access and implement commercially viable and scalable emission reduction strategies and related technologies and actions, as well as our ability to participate in projects that capture carbon and reduce our footprint. The inability to implement these strategies and technologies cost-effectively could jeopardize compliance with the reduction targets.

In addition, achieving the 2030 GHG reduction targets and the 2050 net zero ambition may be affected by changes in the regulatory framework and will require capital expenditures and resources, with the potential that actual costs may differ from the original estimates and the differences may be material.

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

Factors including the concerns of the effects of the use of fossil fuels on climate change, the impact of oil and gas operations on the environment, environmental damage relating to spills of petroleum products during transportation and potential impacts on human rights, have affected certain investors’ sentiments towards investing in the oil and gas industry.

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

Any reduction in the investor base interested or willing to invest in the oil and gas industry and more specifically, our Company, may result in limiting our access to capital and insurance, increasing the cost of capital and insurance, and decreasing the price and liquidity of our common shares even if our operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of our assets which may result in an impairment charge. For further information on the implementation of a decarbonization plan which allows us to manage our emissions through mitigation and compensation actions, which have helped to lower our emissions and, therefore, our susceptibility to negative impacts from these risks, see “Item 4.—B. Business Overview—Health, safety and environmental matters—Climate Change”.

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

In Colombia, during the second half of 2022, the Council of State (the highest administrative court) issued a decision by which it denied the claims that were seeking nullity of the regulation for “non-conventional hydrocarbons”. Therefore, the regulation for unconventional oil and gas resources in Colombia is in force and with full effects. However, the government is seeking to prohibit fracking techniques in Colombia and, during the second half of 2022, a bill of law to forbid fracking and exploitation of unconventional hydrocarbons was filed in Congress. The bill of law was not approved. In 2024, the Ministry of Environment filed a new bill of law with the same purpose. This is the fifth time this initiative has been filed in Congress and approval is uncertain.

We currently are not aware of any proposals in Ecuador, Brazil or Argentina to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of March 31, 2025, the principal amount of our outstanding consolidated indebtedness was US$654.7 million, of which 84% corresponds to our Notes due 2030.

Our indebtedness could:

●	limit our capacity to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;
●	require us to dedicate a substantial portion of our cash flow from operations to the payments on our indebtedness, including due to higher interest rates applicable to our current outstanding indebtedness, thereby reducing the availability of our cash flow to fund acquisitions, working capital, capital expenditures and other general corporate purposes;
●	place us at a competitive disadvantage compared to certain of our competitors that have less debt;
●	limit our ability to borrow additional funds;
●	in the case of our secured indebtedness, if any, lose assets securing such indebtedness upon the exercise of security interests in connection with a default;

●	make us more vulnerable to downturns in our business or the economy; and
●	limit our flexibility in planning for, or reacting to, changes in our operations or business and the industry in which we operate.

The indentures governing our Notes due 2027 and Notes due 2030, include covenants restricting dividend payments and other shareholder distributions. For a description, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

As a result of these restrictive covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. We have in the past been unable to meet incurrence tests under the indenture governing our prior notes, which limited our ability to incur indebtedness. Failure to comply with the restrictive covenants included in our Notes due 2027 and our Notes due 2030 would not trigger an event of default.

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

The uncertainty of the impact an endemic or pandemic disease , such as the COVID-19 pandemic, may have, makes it impossible for us to identify all potential risks related to the pandemic or estimate the ultimate adverse impact that the pandemic may have on our business.

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

The oil and gas industry, where we operate, is particularly exposed to risks arising from climate change and the energy transition, such as volatility of products prices, possible new regulations that may restrict our operations, or increase our costs to operate, and an increase in extreme weather events that affect our ability to operate. In 2022, we made a climate risk assessment for the entire company, which includes a site-specific working plan on physical and transitional risks to efficiently increase the climate resiliency of our operations.

Moreover, our main assets are in countries like Colombia and Ecuador, where the risks related to the occurrence of natural hazards such as floods, landslides and droughts are high and expected to increase in the following years. For example, during 2023 and 2024, we incurred in higher energy costs in the Llanos 34 Block due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power. During the 2024 rainy season, the Jacamar, Guaco and Jacana Sur well pads were temporarily suspended due to floodings in the Llanos 34 Block in Colombia. Additionally, we received requests to review zoning conditions of our operational clusters, mainly driven by floods in the area.

We operate in areas of significant biodiversity value.

Some of our operations are in or adjacent to areas with significant biodiversity value, some of which are being considered for designation as conservation or protected areas. This could require modifications to our plans in order to adapt our projects to the environmental conditions and the allowed use of the land, which may increase viability costs and delay our timelines. We carry out detailed due diligence processes and specific environmental studies to mitigate the potential impacts derived from this risk, but there are factors outside of our control, such as local politics and political decisions.

We operate in areas that have historical and current ties to indigenous peoples.

We operate in highly culturally diverse areas, which brings us and our operations in close contact with different indigenous groups. This means we may need to carry out prior consultation processes aligned with domestic law and regulations. Such processes may cause delays in planned activities, thereby affecting our operations and may lead to claims from indigenous peoples, including those who have not been certified by the competent authorities, claims of alleged violations of human rights and may encourage requests for expansion of territories and precautionary measures to protect the rights of indigenous peoples, among others.

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

In 2023, the closing of five prior consultation processes that were underway for the 2D and 3D Seismic Project in the Coatí Block (Putumayo) was completed, taking into account that the seismic project was not carried out due to a corporate decision.

In 2024, the National Prior Consultation Authority of the Ministry of the Interior received certification of five Prior Consultations for the Nasua Development Area Project in the Coatí Block (Putumayo). These processes are currently in the pre-consultation and opening stage and are expected to be completed by 2026.

Exploration blocks in the Putumayo area carry significant costs related to biodiversity management and reputational risk due to challenges related to overlapping territories and indigenous land titling processes.

Costs related to mitigation and offset measures to protect the habitat could be greater than currently anticipated due to the sensitivity of the biodiversity and the legal requirements imposed by the environmental authority. Nevertheless, we design our exploration and production projects, considering the mitigation hierarchy and the specific conditions of the environment avoiding or minimizing any intervention or disruption to sensitive ecosystems, natural forest coverage and ecosystems connectivity.

Several oil and gas development and exploration blocks in the Putumayo region of Colombia intersect with indigenous territories, some of which are formally titled, while others are under consideration for titling under Colombia’s land restitution law. Given the presence of ethnic communities in this region, there is a possibility that our operations may overlap with these recognized territories. In compliance with national regulations and as part of our commitment to maintaining responsible and sustainable operations, we engage with the National Prior Consultation Authority before initiating activities. This process allows us to identify the presence of recognized communities in the areas of influence and to establish agreements on appropriate measures to prevent and mitigate any potential impacts on these communities and their territories.

Additionally, considering the particularities of the territory and within our commitment to respecting and promoting human rights, we carried out a human rights identification and analysis exercise as part of our operations, including activities in Putumayo. This exercise allowed us to identify key issues related to our operations and those of our suppliers and contractors, thereby creating a work plan reflected in roadmaps to manage potential and actual human rights impacts, aiming to prevent and/or mitigate them.

New U.S. trade tariffs may adversely affect our cost structure, supply chain, and commodity markets.

The current U.S. administration has put in place trade tariffs on a range of goods and services, contributing to increased uncertainty in global trade dynamics. While we do not directly import or export significant volumes of materials from or to the United States, our operations in Colombia, Ecuador, Brazil, and Argentina rely on equipment, technology, and services sourced globally, many of which may be affected by these measures. The resulting disruptions could lead to higher costs or delays in the procurement of critical inputs. Additionally, escalating trade tensions and broader shifts in trade policy could impact global commodity prices, potentially affecting the markets for the oil and gas we produce.

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

The Economic Commission for Latin America and the Caribbean (ECLAC) has forecasted a regional growth of 2.4% in 2025, after a 2.2% growth in 2024, indicating that the region would stay on a path of low growth, which means job creation would decelerate and informality and gender gaps would persist, among other effects. These projections reflect, in part, low dynamism in economic growth and global trade, which translates into a limited impetus from the global economy. Although inflation has declined, the interest rates of the main developed economies have not, which means that financing costs have remained at high levels throughout the year, and they are expected to stay that way in coming years. Furthermore, this low growth is also attributable to the limited domestic space for fiscal and monetary policy faced by the region’s countries. In this regard, it is emphasized that while public debt levels have declined, they remain high, and this, coupled with the increase in financing costs, restricts fiscal space. In the monetary arena, inflation continues to decline in the region, but monetary policy still has a restrictive bias, due to the effects that rate cuts could have on capital flows and the exchange rate, given that high interest rates are still in effect in developed countries.

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

The main economic risks we face and may face in the future because of our operations in the countries in which we operate include the following:

●	difficulties incorporating movements in international prices of crude oil and exchange rates into domestic prices;
●	the possibility that a deterioration in Colombia’s, Ecuador’s, Brazil’s and Argentina’s relations with multilateral credit institutions, such as the International Monetary Fund, will impact negatively on capital controls, and result in a deterioration of the business climate;
●	inflation, exchange rate movements (including devaluations), exchange control policies (including restrictions on remittance of dividends), price instability and fluctuations in interest rates;
●	liquidity of domestic capital and lending markets;
●	tax policies; and
●	the possibility that we may become subject to restrictions on repatriation of earnings from the countries in which we operate in the future.

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

Some countries where we operate have experienced, and may continue to experience, political instability, and losses caused by these disruptions may not be covered by insurance. In 2022, Colombia and Ecuador experienced relevant social and political turmoil, including riots, nationwide protests, strikes and street demonstrations against their governments which led to acts of violence and social and political tensions. In Ecuador in May 2023, President Guillermo Lasso dissolved the National Assembly under the figure of “cross death,” resulting in early elections in which Daniel Noboa was elected as President. However, political uncertainty persists as Ecuador prepares for the second round of its 2025 presidential election, scheduled for April 2025, amid growing violence linked to organized crime. Security concerns are heightened, with proposals to militarize the country’s fight against crime. In Colombia, political debates and social movements continue to shape the national discourse. Such instability could materially affect both the Colombian and Ecuadorian economies, with potential adverse consequences for our business activities. As a result, our exploration, development, and production activities may be significantly impacted, which could have a material adverse effect on our results of operations and financial condition. We cannot guarantee that current policies governing the oil and gas industry will remain in effect.

Our operations may also be adversely affected by laws and policies of the jurisdictions in which we do business, that affect foreign trade and taxation, and by uncertainties in the application of, possible changes to (or to the application of) tax laws in these jurisdictions. For example, the Colombian government (i) enacted a tax reform in 2022 that materially affected the oil producing companies and (ii) issued a decree in February 2025, which establishes new tax measures intended to address the expenses arising from the internal commotion declared in certain regions of the country. These latest tax measures include a special tax on sale and export of hydrocarbons and an increased stamp tax rate on public and private documents that record the creation, modification, or extinction of obligations, all of which could increase our financial liabilities in Colombia. For further information, please see “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia—Regulatory framework—New tax regulations.”

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

The success of our business and the effective operation of the fields in each of our countries of operation depend upon continued good relations and cooperation with applicable governmental authorities and agencies, including national oil companies such as Ecopetrol, YPF, Petroecuador and Petrobras. For instance, our Brazilian operations in the BCAM-40 Concession provide us with a long-term off-take contract with Petrobras, the Brazilian state-owned company that covers 100% of net proved gas reserves in the Manati gas field. If we, the respective host governments and the national oil companies are not able to cooperate with one another, it could have an adverse impact on our business, operations and prospects.

Oil and natural gas companies in Colombia, Ecuador, Brazil and Argentina operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Ecuadorian, Brazilian and Argentinian law, all onshore and offshore hydrocarbon resources in these countries are owned by the respective sovereign. Although we have working and/or economic interests in the blocks and generally have the power to make decisions as how to market the hydrocarbons we produce, the Colombian, Ecuadorian, Brazilian and Argentinian governments have full authority to determine the rights, royalties or compensation to be paid by or to private investors for the exploration or production of any hydrocarbon reserves located in their respective countries.

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

The Colombian, Ecuadorian, Brazilian and Argentinian hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, export and import restrictions, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 33.1 to our Consolidated Financial Statements.

For example, in Brazil there is potential liability for personal injury, property damage and other types of damages. Failure to comply with these laws and regulations also may result in the suspension or termination of operations or our being subjected to administrative, civil, and criminal penalties, which could have a material adverse effect on our financial condition and expected results of operations. We expect to also operate in a consortium in some of our concessions, which, under the Brazilian Petroleum Law, establishes joint and strict liability among consortium members, and failure to maintain the appropriate licenses may result in fines from the ANP, ranging from R$5 thousand to R$500 million. In addition, there is a contractual requirement in Brazilian concession agreements regarding local content, which has become a significant issue for oil and natural gas companies operating in Brazil given the penalties related with breaches thereof. The local content requirement will also apply to the production sharing contract regime. See “Item 4. Information on the Company—B. Business Overview— Significant Agreements.”

Significant expenditures may be required to ensure our compliance with governmental regulations related to, among other things, licenses for drilling operations, environmental matters, drilling bonds, reports concerning operations, the spacing of wells, unitization of oil and natural gas accumulations, local content policy and taxation.

Colombia has experienced and continues to experience internal security and community related issues that have had or could have negative effects on the Colombian economy.

The presence of criminal groups, including Revolutionary Armed Forces of Colombia (“FARC”) dissidents, the National Liberation Army (“ELN”), and the Clan del Golfo, has contributed to widespread instability in various parts of the country. These groups are primarily involved in drug trafficking, extortion, and kidnapping. The strengthening of these criminal organizations and the perceived ineffectiveness of the government’s Total Peace policy could lead to an escalation of violent incidents, infrastructure damage, and social unrest, with potentially negative repercussions for the Colombian economy.

The ELN has attacked oil pipelines in Colombia, including the Caño Limón-Coveñas pipeline, and other related infrastructure, disrupting the operations of certain oil and gas companies, causing unscheduled shutdowns of transportation systems, and harming ecosystems and the environment. FARC dissidents have also targeted oil and gas infrastructure, installing illegal valves to extract hydrocarbons, which are then used as raw material for processing cocaine base. These activities, their potential escalation, and associated impacts have had and may continue to have a negative impact on the Colombian economy or our business, potentially affecting our employees or assets.

Our operations are subject to security, communities and human rights risks.

Our operations are conducted in areas where security incidents can disrupt or delay production and exploration. The nature and likelihood of risks vary depending on the specific operating area. For example, our operations in Casanare and Meta have been affected by civil unrest, including blockades. In Putumayo, the primary risk is the presence and constant confrontation of illegal armed groups controlling drug production and trafficking, which can lead to displacement of populations, social protests related to eradication efforts, and other factors connected to drug trafficking; additionally, the planting of improvised explosive devices or anti-personnel mines affects the general population.

Organized criminal networks in Ecuador are engaged in drug trafficking, kidnapping, and extortion. In the Sucumbíos province, significant criminal activities include the theft of copper and the illegal tapping of pipelines to steal hydrocarbons.

Consequently, we conduct annual risk assessments, clearly defining the security context based on incident records, social and political dynamics, and threat analysis. Furthermore, since June 2022, we have strengthened our human rights and security risk management processes with our security contractors and stakeholders. All our security contractors and stakeholders have received training in human rights and the Voluntary Principles (as determined by the UN Voluntary Principles on Security and Human Rights initiative).

Our security strategy is aimed at mitigating risks, fostering a strong safety culture and self-protection, maintaining positive relationships and communication with authorities and stakeholders, and implementing protocols that allow us to continue operating in challenging environments. To date, we have not experienced any incidents that have impacted the continuity of our operations.

Additionally, our operations may be affected by our compliance with national laws and all international human rights treaties ratified by the countries where we operate. As part of our commitment to respecting human rights and engaging in an open, respectful, and transparent manner with all our stakeholders, we always strive to resolve all issues with government authorities, especially following their lead regarding the guarantee of human rights, through dialogue and communication, which may result in delays in the advancement of our projects.

Exposure to corruption and compliance risks in the jurisdictions in which we operate could adversely affect our business, financial condition, and reputation.

We operate in jurisdictions that have historically faced transparency challenges and high levels of perceived corruption. Additionally, we are subject to various anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act, and local anti-corruption and compliance laws in each of the countries where we operate. Enforcement of these regulations has intensified in recent years across the jurisdictions and sector in which we operate, resulting in significant investigations and sanctions against both public and private entities.

Consequently, ethics and compliance breaches have been identified as part of our key strategic risks, reinforcing our commitment to a comprehensive Ethics and Compliance Program. This program includes ethics guidelines, risk-based due diligence, continuous monitoring and controls, a whistleblower mechanism, mandatory training programs, and oversight by both management and the board of directors to mitigate compliance-related risks. Despite these efforts, the materialization of such risks, including legal actions against our operations, directors, employees, or business partners, could result in substantial fines, sanctions, reputational damage, and restrictions on obtaining permits, licenses, or government contracts. Compliance failures could also impact our access to new business opportunities and capital markets, leading to operational disruptions, increased costs, and adverse financial consequences. Additionally, evolving regulatory frameworks and shifting political dynamics in our operating jurisdictions may heighten legal risks and increase the complexity and cost of ensuring full adherence to anti-corruption and compliance requirements.

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

As of December 31, 2024, 98% of our cash and cash equivalents were maintained in banks ranked within investment grade category.

The Colombian government, through the ANH, announced it will not grant any new oil and gas exploration licenses.

The current Colombian government has expressed its intention to limit the future expansion of the oil and gas industry in the country. In line with this policy stance, the ANH has been instructed not to enter into new exploration contracts. Although these measures do not affect existing and already granted exploration or production contracts, it may affect our ability to access new acreage through concessions in Colombia, to the extent such decision is not revoked by this or future administrations.

Restrictions on foreign exchange and transfer of funds abroad in Argentina could adversely affect our liquidity and financial flexibility.

The Argentine government has historically implemented and may continue to impose capital controls and foreign exchange restrictions that limit the ability of companies operating in the country to access the official foreign exchange market for the purchase of foreign currency, transfer of funds abroad, and servicing of foreign currency-denominated obligations. These restrictions have included limitations on dividend payments, repayment of intercompany loans, and access to U.S. dollars for external debt servicing, all of which may create additional financial inefficiencies and increase costs related to the conversion of local currency into U.S. dollars.

Additionally, Argentina has experienced periods of high inflation and significant currency devaluation, leading to the emergence of multiple exchange rates, including parallel and unofficial markets. The disparity between the official and alternative exchange rates could result in financial inefficiencies, increased costs, and potential losses when converting local currency into U.S. dollars. Further regulatory changes could increase restrictions on foreign exchange transactions, which may adversely affect our ability to repatriate earnings, finance operations, and meet financial commitments in Argentina.

If capital controls become more restrictive or if access to foreign currency markets is further constrained, our liquidity, financial condition, and overall business operations in Argentina could be materially and adversely impacted.

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

The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

●	our operating and financial performance and identified potential drilling locations, including reserve estimates;
●	quarterly variations in the rate of growth of our financial indicators, such as net income per common share, net income and revenues;
●	changes in revenue or earnings estimates or publication of reports by equity research analysts;
●	fluctuations in the price of oil or gas;
●	speculation in the press or investment community;
●	sales of our common shares by us or our shareholders, or the perception that such sales may occur;
●	involvement in litigation;
●	changes in personnel;
●	announcements by the company;
●	domestic and international economic, legal and regulatory factors unrelated to our performance;

●	variations in our quarterly operating results;
●	volatility in our industry, the industries of our customers and the global securities markets;
●	changes in our dividend policy;
●	risks relating to our business and industry, including those discussed above;
●	strategic actions by us or our competitors;
●	actual or expected changes in our growth rates or our competitors’ growth rates;
●	investor perception of us, the industry in which we operate, the investment opportunity associated with our common shares and our future performance;
●	adverse media reports about us or our directors and officers;
●	changes in the composition of our board of directors, including any transitions in leadership resulting from succession planning;
●	addition or departure of our executive officers;
●	change in coverage of our company by securities analysts;
●	trading volume of our common shares;
●	future issuances of our common shares or other securities;
●	volatility from stock deposit certificates in Argentina (CEDEARs), as price differences may arise between the NYSE and the local market where the CEDEARs are traded;
●	terrorist acts; or
●	the release or expiration of transfer restrictions on our outstanding common shares.

Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.

We are committed to return value to our shareholders. From 2018 to 2024, we distributed a total of US$298.7 million to our shareholders, consisting of US$200.1 million through share repurchases and US$98.6 million in cash dividends. However, our availability to continue making distributions to shareholders in the future will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. For example, from April to November 2020, we temporarily suspended our quarterly cash dividends and share buybacks due to the sharp decline in oil prices as a result of the COVID-19 pandemic.

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 51,247,287 common shares were outstanding as of December 31, 2024. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares.

Provisions of the Notes due 2027 and Notes due 2030 could discourage an acquisition of us by a third party.

Certain provisions of the Notes due 2027 and Notes due 2030 could make it more difficult or more expensive for a third party to acquire us or may even prevent a third party from acquiring us. For example, upon the occurrence of a change of control, holders of the Notes due 2027 and Notes due 2030 will have the right, at their option, to require us to repurchase all of their notes at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts, if any) to the date of purchase. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our common shares of an opportunity to sell their common shares at a premium over prevailing market prices.

Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control.

Certain members of our board of directors and our executive officers held 19.2% of our outstanding common shares as of March 6, 2025, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

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

We are incorporated as an exempted company under the laws of Bermuda and our assets are substantially located in Colombia, Ecuador, Brazil and Argentina. In addition, several of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and development of the company

General

We were incorporated as an exempted company pursuant to the laws of Bermuda in February 2006. We maintain a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda. Our principal executive office is located at Street 94 N° 11-30, 8th floor, Bogotá, Colombia, telephone number +57 601 743 2337.

The U.S. Securities and Exchange Commission (“SEC”) maintains an internet website that contains reports, proxy, information statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website address is www.geo-park.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this annual report.

Our Company

We are a leading independent energy company with over 20 years of successful operations across Latin America and a long-term strategy to build a unique risk-balanced portfolio in the region’s main basins. We currently operate or hold working interests in Colombia, Ecuador, Brazil and Argentina. We are focused on Latin America because we believe it is one of the richest and most underexplored hydrocarbon regions globally, with less presence of independent E&P companies compared to the United States and Canada. In this region, much of the acreage has historically been controlled or owned by state-owned companies. We believe that these factors create an opportunity for smaller, more agile companies like us to build a long-term business.

Our North Star strategy is centered on being highly profitable, reliable, and sustainable, ensuring we deliver strong results today and remain resilient in the competitive oil and gas industry. Our North Star targets include 70 mboepd net production by 2028, while maintaining 400 mmboe proved plus probable reserves, and 100 mboepd net production by 2030. We are currently generating approximately US$100 million in profit for the year, more than US$400 million in annual Adjusted EBITDA, with a Return on Average Capital Employed (“ROACE”), defined as last twelve-month operating profit divided by average total assets minus current liabilities, over 30%. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2024, 2023 and 2022. This success is grounded in our operational excellence while maintaining best-in-class health, safety, and environmental (“HSE”) practices and a comprehensive sustainability strategy, which includes reducing our carbon intensity by 35-40% compared to 2020.

We are focused on growth through significant assets, basins, and plays, with distinctive assets in the Llanos 34 and CPO-5 Blocks in Colombia, and our recently acquired assets in  the Vaca Muerta shale formation in Argentina. Our operations span both conventional and unconventional basins and a diversified footprint across Colombia, Ecuador, Brazil and Argentina.

During the year ended December 31, 2024, we produced a net average of 33.9 mboepd, of which 94.2%, 4.9%, 0.7% and 0.2% were, respectively, in Colombia, Ecuador, Brazil and Chile, and of which 98.8% was oil.

Our near-term performance targets focus on achieving sustainable growth by mid-term (2028) and long-term (2030). We leverage a robust organic footprint complemented by strategic inorganic opportunities. Our financial strategy emphasizes maintaining reasonable debt levels with appropriate maturity profiles, supported by diversified financing sources and a proactive hedging strategy aligned with our cash flow needs.

We are committed to delivering competitive shareholder returns while driving sustainable growth. Since 2018, we have returned almost US$300 million to shareholders through buybacks and dividends. Dividend payments remain subject to Board approval and will depend on factors such as business performance, financial condition, and growth plans.

A clear set of priorities and key values have driven our Company through a two-decade track record of growth, sustainability performance and strong value delivery. Furthermore, our internal value system SPEED, which has been part of the Company’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

Meeting the energy needs of a growing population while contributing to the energy transition requires us to conduct best-in-class oil and gas exploration and operation, to manage our assets in the most ethical and sustainable way, and to continue creating long-term value for our shareholders and all our stakeholders.

Our business model

Our updated business model can be summarized in four simple words and one unifying idea: “We Make Assets Better.” This principle is underscored by our track record of adapting to change, expanding our capabilities, and continuously enhancing our asset portfolio. The model comprises three interlocking elements:

●	We deliver more energy by focusing on finding and producing energy as well as effectively taking it to the market. As we focus strongly on results, our business model requires the right people, the right assets, and the right execution.
●	We invest with the goal of returning value to all our stakeholders. Accordingly, we follow a disciplined capital allocation that targets the highest value projects while responsibly assuming and managing risk.
●	We create and share prosperity with everyone from our employees to governments and local communities. “Creating Value and Giving Back” is a central tenet of our Company and bringing prosperity to people while protecting the environment will always be one of our top priorities, in parallel to maintaining the highest standards of ethics and governance.

Central to our company and business model is our culture of agility, adaptability, and trust. We maintain a horizontal structure where all employees have autonomy, ownership, and play key roles. Our culture is our binding force, which we protect and nurture to excel in delivering our business model.

History

We were founded in 2002. We are a leading independent energy company with operations in Latin America. During 2024, we had operations or held working interests in Colombia, Ecuador, Brazil, Argentina and Chile, and we divested our Chilean operations in January 2024.

Our history can be summarized by our growth in each country and our performance in the capital markets:

Colombia

In the first quarter of 2012, we entered into Colombia by acquiring three privately held E&P companies, that were later merged into GeoPark Colombia S.A.S. These acquisitions provided us with an attractive platform of reserves and resources in Colombia, including a 45% operated working interest in the Llanos 34 Block. At the time of acquisition, the Llanos 34 Block had no production or reserves. Through our disciplined operational execution and exploration expertise, we transformed the Llanos 34 Block into one of the most prolific oil blocks in Colombia, discovering 13 oil fields and drilling over 235 wells. As of December 31, 2024, the block has produced more than 185 million barrels of oil, with a gross daily production of over 40,000 bopd, and the block’s Jacana and Tigana fields ranking among Colombia’s top 10 producing oil fields.

During 2019, jointly with Hocol, an affiliate of Ecopetrol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block. Since 2023, we have drilled and brought into production oil exploration wells in the Llanos 87 and Llanos 123 Blocks, transitioning them from exploratory blocks to production, contributing 1,505 boepd to our net average production for the year ended December 31, 2024 (3,010 boepd gross). Additionally, in the Llanos 86 and Llanos 104 Blocks, the completion of 3D seismic acquisition and processing, along with the approval of environmental licenses, has enabled the identification of new drilling opportunities for 2025.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development, and exploration blocks in Colombia, distributed as follows: twelve operated blocks in the Putumayo basin (including the producing Platanillo Block) and one non-operated block in the Llanos basin (the producing CPO-5 Block), a cross-border oil pipeline from Colombia to Ecuador and transportation rights through the Ecuadorian pipelines to the port of Esmeraldas. Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019 to an average gross production of 23,104 bopd during the year ended December 31, 2024 (net production of 6,931 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 10 producing oil fields.

During the year ended December 31, 2024,  we were the second largest oil operator in Colombia, according to the ANH.

Ecuador

On May 22, 2019, we signed participation contracts for the Espejo (GeoPark operated, 50% working interest) and Perico (GeoPark non-operated, 50% working interest) Blocks in Ecuador. Since then, we have successfully advanced exploration and development activities, transitioning these blocks from exploratory to production. In 2022, we recorded our first oil sales in Ecuador due to the successful exploration campaign in the Perico Block, and since the start of operations, we have drilled a total of nine exploration and appraisal wells in the Perico Block and four exploration wells in the Espejo Block, and we also acquired 60 sq km of 3D seismic in the Espejo Block. During the year ended December 31, 2024, the net production from the Perico and Espejo Blocks was 1,668 boepd.

Brazil

Since 2013, we have participated in several Bid Rounds promoted by the Brazilian ANP. In 2014, we acquired a 10% non-operated working interest in the BCAM-40 Concession, which included an interest in the Manati gas field operated by Petrobras. While we currently have certain exploratory blocks, in March 2025, we entered into an agreement to divest our 10% non-operated working interest in the BCAM-40 Concession and such divestment, is pending customary regulatory approvals. For further information, please see “—Recent Developments—Divestment of non-operated working interest in the Manati gas field in Brazil.”

Argentina

In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina. Closing of the transaction is pending customary regulatory approvals from the respective provincial governments. This acquisition complements our existing asset portfolio and provides immediate access to rapidly growing production and existing reserves.

Other Latin American countries

During our history as operators, we have also had operations in Chile and Peru, and we have participated in bid rounds in Mexico. As of the date of this annual report, we do not have operations in these countries.

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

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U. The Notes due 2027 mature on January 17, 2027.

In May 2024, we executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024. As part of this transaction, we obtained access to committed funding from Vitol, with an initial limit of up to US$300.0 million, which decreases by US$10.0 million per month. Funds committed by Vitol were available until December 31, 2024. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. In November 2024, we drew US$152.0 million under this prepayment agreement. Between February and March 2025, we repaid US$126.4 million in cash and US$6.4 million in kind from that amount and, as of the date of this annual report, US$19.2 million remain outstanding.

In August 2024, we executed an offtake and prepayment agreement with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”), one of the world’s leading commodity traders. The offtake agreement provides for GeoPark to sell and deliver the light crude oil production from the CPO-5 Block in Colombia to Trafigura, for 12 months, starting on August 1, 2024. As part of this transaction, GeoPark obtained access to committed funding from Trafigura for up to an initial US$100.0 million in prepaid future oil sales over the period of the offtake and prepayment agreement, which decreases over the life of the contract. Funds committed by Trafigura are available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. As of the date of this annual report, we have not drawn any amount under this offtake and prepayment agreement.

In August 2024, our Brazilian subsidiary executed a loan agreement with Banco Santander for an amount in local currency equivalent to US$0.7 million to finance working capital requirements in Brazil as a consequence of the suspended production at the Manati gas field. The interest rate applicable to this loan was 8.70% per annum. The loan principal and interests were fully repaid in September 2024.

During the three-month period ended September 30, 2024, our wholly owned subsidiary GeoPark Argentina S.A., obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX, and received approval from the Argentinian securities regulator (Comisión Nacional de Valores, or “CNV” by its Spanish acronym) for the creation of a program to issue up to US$500.0 million in debt securities over the next five years, providing strategic financial flexibility to support the future development of the Argentinian assets in the Vaca Muerta shale formation.

On November 29, 2024, GeoPark Colombia S.A.S., as borrower, and GeoPark Limited, as guarantor, signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. as mandated lead arrangers and bookrunners, which provides us with access to up to US$100.0 million, with an availability period until May 2026 and with a final maturity in September 2026. As of the date of this annual report, we have not drawn any amount under this credit facility.

On December 3, 2024, GeoPark Argentina S.A., executed a promissory note with AdCap Securities Argentina S.A. for an amount in local currency equivalent to US$10.0 million, minus interests and other issuance costs, which were deducted at the execution date. The interest rate is 3% per annum and final maturity will be July 3, 2025. The funds collected from this transaction were mainly used for making an additional advance payment for the acquisition of midstream capacity in Argentina.

On January 31, 2025, we issued US$550.0 million aggregate principal amount of 8.75% senior notes due 2030 (the “Notes due 2030”). The net proceeds from the Notes due 2030 were used to repurchase a portion of our Notes due 2027 for a nominal amount of US$405.3 million through a concurrent tender offer, to repay part of the abovementioned prepayment drawn from the Vitol offtake and prepayment agreement and, the remainder was used for general corporate purposes, including capital expenditures.

B.    Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. We continually evaluate the potential acquisition of strategic assets that will allow us to continue growing our business in line with our recent operating and financial successes. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Ecuador, Brazil and Argentina.

The following map shows the countries in which we have blocks with working and/or economic interests as of December 31, 2024. For information on our working interests in each of these blocks, see “—Our assets” below.

(1)	In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in the blocks. Closing of the transaction is pending customary regulatory approvals from the respective provincial governments and upon closing will have an effective date of July 1, 2024.
(2)	In process of relinquishment. See “—Our operations—Operations in Colombia” and “—Our operations—Operations in Argentina.”
(3)	In process of transferring our working interest in the block to the partner. See “—Our operations—Operations in Argentina.”

Our assets

We have a portfolio of assets that includes working and/or economic interests in 29 hydrocarbon blocks, 28 of which are onshore blocks, including 10 in production as of December 31, 2024, and provides the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to approximately four million gross exploratory and productive acres. Our recent acquisition in Argentina (Vaca Muerta) will add four additional onshore blocks, including two in production as of December 31, 2024.

According to the D&M Reserves Report, as of December 31, 2024, the blocks in Colombia, Ecuador and Brazil in which we have a working interest had 58.4 mmboe of net proved reserves, with 96.7%, 1.5%, 1.8% of such net proved reserves located in Colombia, Ecuador and Brazil, respectively. For further information about the reserves certification process, please see “—Oil and natural gas reserves and production.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2024.

	For the year ended December 31, 2024
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	56.4	0.9	56.5	99.7%	619,762	93.8%
Ecuador	0.9	—	0.9	100.0%	30,567	4.6%
Brazil	0.0	6.1	1.0	1.5%	2,934	0.4%
Chile(1)	—	—	—	—	398	0.1%
Other	—	—	—	—	7,177	1.1%
Total	57.3	7.0	58.4	98.0%	660,838	100.0%
Argentina (2)	36.1	11.5	38.0	95.0%
Total - Pro forma	93.4	18.5	96.4	96.8%

(1)	Divested in January 2024.
(2)	Reflects reserves estimates from the D&M Reserves Report for the Argentina (Vaca Muerta) acquisition. Closing of the acquisition is pending customary regulatory approvals from the respective provincial governments. For further information, please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina (Vaca Muerta).”

We produced a net average of 33.9 mboepd during the year ended December 31, 2024, of which 94.2%, 4.9%, 0.7% and 0.2%, were in Colombia, Ecuador, Brazil and Chile, respectively, and of which 98.8% was oil.

The following table sets forth our average net production during the last five years, as measured by boepd.

	For the year ended December 31,
	2024	2023	2022	2021	2020
Average net production (mboepd)	33.9	36.6	38.6	37.6	40.2
% oil	99%	93%	91%	86%	87%

The following table sets forth our production of oil and natural gas in the blocks in which we have a working and/or economic interest as of December 31, 2024.

	Average daily production
	For the year ended December 31, 2024
	Colombia	Ecuador	Brazil	Chile(1)	Total
Oil production
Total crude oil production (bopd)	31,867	1,668	3	5	33,544
Natural gas production
Total natural gas production (mcf/day)	685	—	1,313	363	2,362
Oil and natural gas production
Total oil and natural gas production (mboepd)	31,982	1,668	222	66	33,937

(1)	Divested in January 2024.

Acquisition in Argentina (Vaca Muerta)

In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina as follows: a 45% working interest in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in the Neuquén province, and a 50% working interest in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in the Río Negro province. Closing of the transaction is pending customary regulatory approvals from the respective provincial governments and upon closing will have an effective date of July 1, 2024.

We believe the Vaca Muerta shale formation is the best onshore hydrocarbons play in Latin America today. According to the US Energy Information Administration, it holds an estimated 16 billion oil barrels and over 300 trillion cubic feet of unconventional gas resources with approximately 10% developed to date.

The four blocks are operated by PGR, an independent E&P company focused on unconventional operations in Argentina. PGR is a subsidiary of Mercuria, one of the world’s leading independent energy and commodity groups. The partnership between GeoPark and PGR represents an opportunity to jointly leverage the substantial operational, technical, financial and commercial expertise of both companies – underpinned by unique complementary entrepreneurial culture – to unlock the full potential of the acquired blocks.

The agreement includes an upfront consideration of US$190.0 million, funding 100% of exploratory commitments up to US$113.0 million gross (US$56.5 million net) over the first two years, an acquisition of midstream capacity according to our working interest for an initial amount of US$11.1 million, and a US$10 million bonus which is contingent on the results of the Confluencia exploration campaign.

In May 2024, we made an advance payment of US$49.1 million (of which US$38.0 million corresponded to the upfront consideration and US$11.1 million to the acquisition of midstream capacity) and, in December 2024, we made an additional advance payment of US$5.0 million for the acquisition of midstream capacity. These advance payments are recognized in the “Prepayments and other receivables” line item within “Current assets” in the Consolidated Statement of Financial Position as of December 31, 2024.

Upon closing, we will pay the remaining US$152.0 million of the upfront consideration, plus an interim period adjustment of approximately US$67.0 million, as of December 31, 2024. This adjustment relates to reimbursement of capital expenditures (including a portion of exploratory commitments), net of results from operations attributable to our acquired working interest since July 1, 2024 (the effective date of the acquisition). In the event that the transaction is not consummated, we will not be required to make any of the outstanding payments due at closing, and all advance payments made to date will be reimbursed to us.

The acquisition complements our existing asset portfolio and provides access to rapidly growing production and reserves profiles. During the three-month period ended December 31, 2024, the Mata Mora Norte Block (GeoPark non-

operated, 45% working interest) and the Confluencia Norte Block (GeoPark non-operated, 50% working interest) achieved a gross average production of 15.1 mboepd (or 6,929 boepd net, with the following breakdown: 5,375 boepd in the Mata Mora Norte Block and 1,554 boepd in the Confluencia Norte Block). According to the D&M Reserves Report, as of December 31, 2024, the Mata Mora Norte and Confluencia Norte Blocks had a combined 38.0 mmboe of net proved reserves and have achieved 1P reserve PV 10 of US$317.1 million, at our working interest.

Recent Exploration Success in the Confluencia Norte Block (Vaca Muerta)

During the third quarter of 2024, the Confluencia Norte Block completed its first pad of three unconventional wells, which began production in mid-October. This development confirmed the presence of the Vaca Muerta formation at the westernmost edge of the block. The pad included a vertical pilot well, drilled specifically for data acquisition, along with three horizontal wells reaching a total measured depth of 6,300 meters, with 3,000 meters of lateral extension.

A high intensity fracturing program was executed across 135 stages, resulting in a gross production rate of 4,000 bopd during the ongoing flowback and well testing phase, with production currently being transported to and marketed through the Mata Mora Norte Block facility. The wells are expected to reach their peak production within 90 days of the production start, highlighting the block’s rich petrophysical properties, which are comparable to those found in the Mata Mora Norte Block.

As part of its exploration commitment in the Confluencia Norte and Sur blocks, PGR has completed the acquisition of 228 km² of 3D seismic data, which is currently undergoing interpretation and will be key to define the upcoming drilling program, which includes a further four wells that PGR will drill as part of its commitment.

Proposed Acquisition of Certain Repsol Exploration and Production Assets in Colombia

On November 29, 2024, we announced that we had signed Sale and Purchase Agreements with Repsol Exploración S.A. and Repsol E&P S.A.R.L (collectively, “Repsol”) to acquire certain Repsol upstream oil and gas assets in Colombia, which included (i) 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block in Meta Department (operated by Ecopetrol with a 55% WI), and (ii) Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia.

On December 30, 2024, we announced that Ecopetrol, the operator of the CPO-9 block, exercised its preemptive rights under the terms of the Joint Operating Agreement to acquire 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block. On January 14, 2025, we announced that Repsol’s partner in SierraCol Energy Arauca LLC exercised its preemptive rights under the terms of the LLC Agreement to acquire Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia. As a result of the exercise of these preemptive rights, we and Repsol have mutually agreed not to proceed with the transaction previously announced on November 29, 2024.

Portfolio Optimization

We review our asset portfolio on a regular basis to ensure alignment with our strategic objectives. Through this continuous assessment, certain assets may be identified as non-core due to their performance, strategic relevance, or prevailing market conditions. As a result of these evaluations, we are currently in the process of divesting non-core assets in Colombia (the Llanos 32 Block) and Brazil (the Manati gas field), while also evaluating strategic options for our assets in Ecuador. These divestments allow us to concentrate our resources on our core assets, enhancing our operational focus and efficiency. These initiatives further strengthen our balance sheet, simplify our cost structure, and are fully aligned with our North Star strategy to build a highly profitable, dependable, and sustainable oil and gas portfolio in Latin America.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions. Furthermore, our recent acquisition in Argentina (Vaca Muerta) gives us access to one of the world’s most promising unconventional plays, amplifying our diversified portfolio. For further information on our organic growth and acquisitions in each country, see “—A. History and Development of the Company—History” and “—Our operations.”

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

Risk-balanced asset portfolio

We intend to continue to focus on maintaining a risk-balanced portfolio of assets, combining cash flow-generating assets with upside potential opportunities, and on increasing production and reserves through finding, developing and producing oil and gas reserves in the countries in which we operate. In general, when we acquire assets we look for a mix of three elements: (i) producing fields, or existing discoveries with near-term possibility of production, to generate cash flows; (ii) an inventory of adjacent low-risk prospects that can offer medium-term upside for steady growth; and (iii) a periphery of higher-risk projects which have a potential to generate significant upside in the long run.

For example, our recent acquisition in Argentina (Vaca Muerta) includes one block with proven production and reserves to provide us with a cash flow base and three exploration blocks with significant exploration upside. We believe that this acquisition firmly fits within our growth strategy by securing value accretive access to competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America.

We believe this approach will allow us to sustain continuous and profitable growth and also participate in higher risk growth opportunities with upside potential. See “—Our operations.”

Capital allocation methodology

Our multi-country platform and asset portfolio is managed through our capital allocation methodology, which also allows us to quickly adapt and grow. We prioritize capital expenditures in core assets and high-return projects that have the greatest impact on production, reserves growth, and cash flow generation, carefully considering their break-even price to remain resilient in the event of an oil price drop. All projects undergo a rigorous evaluation process based on expected returns, payback periods, and alignment with current market conditions. Under this methodology, we rank all of the projects based on economic, technical, environmental, social and corporate governance and strategic criteria, for the purpose of comparing projects. This also creates opportunities for improvements in projects that can, in turn, improve their ranking. We then select projects that meet the highest technical and economic standards, aligning with our strategy and prevailing market dynamics.

Also, our capital allocation process leverages multiple pricing scenarios, which are deliberately set below market expectations to stress-test the resilience of our projects. This approach ensures that the projects included in our business plan can be resilient if price declines or scenarios where performance falls short of expectations. By proactively preparing for adverse conditions, we enhance the robustness of our capital plan and the sustainability of our investments. Finally, once the production and reserve growth targets are defined, we agree on the amount of capital to be invested and allocate that capital to the highest value-adding projects. Additionally, given the inherent oil price volatility, we design our work programs to be flexible, which means that they can be increased or decreased depending on the oil price scenario.

Strong cash flow generation and funding

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2024, cash flows from operating activities were US$471.0 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures and shareholders return. For example, during 2024, our organic cash flow from operating activities allowed us to fund our capital expenditures program of US$191.3 million, the advance payments of US$54.1 million for the Argentina (Vaca Muerta) acquisition, the security deposit of US$20.0 million for the proposed acquisition of certain Repsol exploration and production assets in Colombia, the repurchase of own shares and cash dividends of US$73.7 million, and debt services of US$27.7 million, among others.

We also have historically benefited from access to debt and equity capital markets, as well as other funding sources, which have provided us with funds to finance our organic growth and the pursuit of potential new opportunities. For further information on our funding through debt and equity capital markets, see “Item 4. Information on the Company—A. History and Development of the Company—Funding.”

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

We believe that by maintaining a disciplined capital structure and a conservative financial philosophy, including limiting our debt incurrence to specified projects with repayment sources and our use of financial hedges, we are positioned to maintain sufficient liquidity and remain flexible in volatile commodity price environments. For example, we are currently in the process of implementing cost efficiency initiatives including workforce and other structural cost reductions. These initiatives further simplify our cost structure and are aligned with our North Star strategy. Our financial flexibility also gives us the ability to pursue new opportunities through future potential acquisitions.

As of December 31, 2024, we had US$514.3 million of total outstanding financial indebtedness, 98% of which was scheduled to mature in January 2027, and maintained a net debt to Adjusted EBITDA ratio below 1x. In January 2025, we issued US$550.0 million in aggregate principal amount of Notes due 2030 and used the net proceeds to repurchase US$405.3 million in principal amount of our Notes due 2027, partially repay a prepayment drawn from Vitol, and fund general corporate purposes. While this transaction resulted in higher annual debt service payments due to prevailing market interest rates, it strengthened our financial position by extending our debt maturities.

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

Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become the second largest operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30 million and have achieved 1P reserve PV-10 of US$739.1 million as of December 31, 2024.

In January 2020, we acquired the entire share capital of Amerisur, which owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and the non-operated CPO-5 Block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named Oleoducto Binacional Amerisur (“OBA”). Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019, to an average gross production of 23,104 bopd during the year ended December 31, 2024 (net production of 6,931 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 10 producing oil fields.

In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina, including one block with proven production and reserves to provide us with a cash flow base and three exploration blocks with significant exploration upside. For further information, please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina (Vaca Muerta).”.

In November 2024, we entered into an agreement to acquire certain Repsol’s upstream oil and gas assets in Colombia. However, we were unable to proceed with the transaction due to the exercise of preemptive rights by Repsol’s joint operation partners. Nevertheless, our entering into this agreement demonstrates our commitment and strategic intent to continue driving growth in Latin America.

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests, including our world-class Llanos 34 Block, which was acquired in 2012 with no reserves or production and currently includes two of Colombia’s top 10 producing oil fields, Jacana and Tigana. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams.

Long-term strategic partnerships and strong strategic relationships provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In Colombia, we believe we have developed a strong relationship with Ecopetrol, the Colombian state-owned oil and gas company, particularly with its subsidiary Hocol, which is our partner in several blocks within the Llanos Basin. Additionally, we also established a strong relationship with Parex and its subsidiary Verano Energy, who have also been key partners in various blocks within the Llanos Basin, including our flagship, the Llanos 34 Block. We have also developed productive relationships with our customers, which led to offtake and prepayment agreements with Vitol and Trafigura in 2024, serving as significant sources of financing.

In the recent acquisition in Argentina (Vaca Muerta), we believe the partnership between GeoPark and Phoenix represents an opportunity to jointly leverage the substantial operational, technical, financial and commercial expertise of both companies – underpinned by unique complementary entrepreneurial culture – to unlock the full potential of the acquired blocks.

Maintain our commitment to environmental, safety, human rights and social responsibility

An important component of our business strategy is our corporate approach and commitment to our safety, environmental and social responsibilities, which is embodied in decisions that are framed by our safety, environmental and social responsibility internal policies and aligned with international standards. We see this as a fundamental element in securing business initiatives for long-term growth. Our commitment to sustainable development has allowed us to generate positive impacts in the territories in which we operate, with important contributions to the protection of biodiversity and the environment, as well as to the wellbeing and reduction of multidimensional poverty in neighboring communities. We maintain a social license to operate, based on the construction and maintenance of mutually beneficial relationships with local communities, the return of value as allies for their social and economic development, the respect for their human rights and the care and preservation of the environment. Detailed information can be found in our latest SPEED Report which is available at the Company’s website.

Our internal values program, SPEED, was developed in accordance with several international quality standards, including ISO 14001 (for environmental management issues), ISO 45001 (for occupational health and safety management issues), ISO 26000 (for social responsibility and workers’ rights issues), IFC guidelines for social and environmental performance, and guidelines from associations including IOGP, IPIECA, IADC and ARPEL. See “—Health, safety and environmental matters.”

During 2024, we structured our sustainability declaration and framework, which materializes our SPEED system and articulates three key pillars (focus, action, enablers) into our operations and decision-making processes, ensuring long-term viability of the business and a shared positive impact.

The sustainability framework's three key pillars can be described as:

1. Focus: Stakeholder prioritization & double materiality assessments. The latest double materiality assessment identified eight priority topics to drive our mid-term strategy.

2. Action: Prioritizing projects and initiatives on three different angles: i) Operational Efficiency: opportunities stemming from water use, energy and waste management, ii) Risks & Opportunities: addressing potential exposure to climate and nature risks and new related business opportunities and iii) Impact Multiplier: going beyond our operations (suppliers, partners and neighbors).

3. Enablers: Supporting our SPEED system by securing financial resources and unlocking new sources of capital, driving innovation, anticipating regulation, stakeholder engagement, and strengthening capabilities.

Our Environmental Management System (“EMS”) has been certified under the ISO 14001:2015 standard since 2017. The scope of this certification includes all our activities, processes and products related to the exploration and exploitation of hydrocarbons in Colombia, covering 99% of our operations.

In 2023, we obtained the latest re-certification of the ISO 14001:2015, which is valid until August 2026.

Since 2017, GeoPark has certified the greenhouse gas inventory of its operations in Scopes 1 and 2 in Colombia, through the NTC-ISO 14064-1 standard of the Colombian Institute of Technical Standards and Certification (ICONTEC). GeoPark was the second private company to get this certification in Colombia, allowing us to draw a roadmap to reduce our emissions of greenhouse gases and help the countries where we operate meet their commitments under the Paris Agreement. During 2024, we continued to incorporate clean energy sources in our operations, and implemented energy efficiency measures, while also managing our methane emissions in accordance with our decarbonization targets.

In 2024, a corporate water footprint assessment was carried out in accordance with ISO 14046:2015 for the first time. The footprint was verified by ICONTEC. GeoPark is the first oil and gas company in Colombia in implementing and obtaining an external verification of the water footprint assessment, which provides a comprehensive view of the quantity and quality of water used directly and indirectly in our operations.

In 2024, GeoPark’s environmental sustainability management won an award granted by the Colombian Oil and Gas Association (“ACP”), the Colombian Petroleum Association, GeoPark won first place among 60 projects in the Climate Change and Decarbonization Management and the Implementation of Circularity Models categories, and was a finalist in the Partnerships for Sustainable Development category.

GeoPark also received two awards for being one of the top 10 companies contributing the most data to Colombia’s biodiversity information system, for the greatest impact in the use of biodiversity data and for its contribution to capacity building for open biodiversity data reporting.

In 2022, the Colombian national government, through its department for social prosperity, once again recognized our “Sustainable Housing” program among the 24 most important public, private and international cooperation programs in terms of overcoming poverty in Colombia. The homes of more than 2,000 families neighboring our areas of operation in the country have been benefitted by this program, which we have carried out since 2013 in partnership with the ‘Minuto de Dios’ corporation.

Additionally, in 2024, MSCI Ratings Assessment recognized us as an ESG ‘leader’ by upgrading our rating to “AA”. In 2024 we participated for the third time in the Dow Jones Sustainability Index (DJSI), and in the S&P Global Corporate Sustainability Assessment (CSA) which led to S&P including GeoPark in its 2025 Sustainability yearbook and recognizing us as the “Industry Mover” for the Oil & Gas Upstream & Integrated sector.

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

During 2024, we consolidated our human rights system, which is based on the following pillars: i) human rights policy, ii) human rights due diligence process, iii) grievance mechanisms, iv) human rights governance, v) communication and reporting, and vi) training and capacity building.

The highlights of this consolidation process were:

•	Documented and structured the human rights due diligence process
•	Update of our human rights policy, which was approved by our board of directors on March 4, 2025. The policy is available on our website in English and Spanish.
•	Strengthened and mainstreamed communications within our grievance mechanisms to facilitate collaboration, follow up and monitoring.

Furthermore, in 2024, we focused on working with actors in our value chain in human rights capacity building and training.

As part of our commitment to sustainable development and the sustainability development goals, we joined the United Nations Global Compact in 2023.

We have a grievance mechanism in place for all our blocks and operations in Colombia, which is aligned with the UN Guiding Principles (UNGP) on Business and Human Rights, meaning it is accessible, legitimate, aligned with judicial and non-judicial grievance mechanisms, based on dialogue and participation, and predictable, to name a few of the eleven principles established in the UNGP. Having open, accessible, transparent, and respectful communication with all our stakeholders is crucial to respecting their human rights to information and participation. Our grievance mechanism, “Cuéntame” (“Tell me” in English), is one of our most important tools to engage with communities, contractors and service providers, and our employees on the ground, and is easily accessible to all through all our social engagement employees, email, several mobile and Whatsapp numbers, and an office in the biggest city close to our respective operations. Stakeholder who engage with “Cuéntame” will be informed about the mechanism and can immediately present a grievance, complaint or question. To further align and strengthen our grievance mechanism with the highest standards on human rights, in 2022, we worked with a reputable NGO in Colombia called “Fundación Ideas para la Paz” to assess “Cuéntame” against the UNGP, the OECD Guidance, the International Financial Corporation and the World Bank standards. We were ranked as having best practices (meaning a complete level of implementation) in one of the UNGP, as having high level of progress and implementation in eight of the UNGP, and as having progress with an opportunity to improve in two of the UNGP. As part of the results, we have implemented a plan to close some of the gaps identified, for example by increasing the number of forums and meetings to communicate and raise awareness of the existence of the grievance mechanism, as well as providing stakeholders the opportunity to give feedback on the mechanism’s operation, effectiveness, responses, among others. To be even closer to our neighbors in Colombia, we opened a “Cuentame” office in Puerto Asis (Putumayo) in 2021, one in Tauramena (Casanare) in 2023, and one in Villanueva (Casanare) in 2024. The offices are open to the community, and through them GeoPark seeks to continue strengthening dialogue with all its stakeholders and encourage active community participation so that all neighbors can share proposals and ideas to promote harmonious coexistence and good neighborliness.

For further information related to health, safety and environmental matters, please see “—Health, safety and environmental matters.”

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance and it is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. We believe that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have zero-tolerance policy towards all forms of corruption. This policy is embedded across our Company through our corporate values, our Code of Ethics (Our Code), and our Ethics and Compliance Program. They prohibit all forms of corruption and bribery and reflect our values and our commitment to high ethical standards in business activities; they apply to all our employees, board members and third parties that act on behalf of the Company.

Our Ethics and Compliance Program aims to support and promote an ethics culture, as well as create and establish commitments and procedures that ensure internal and external regulatory compliance and anti-corruption matters. The program’s execution and implementation is the responsibility of our Compliance Department, which is directed by the Corporate Governance and Compliance Manager, who, together with the Compliance Leader, presents quarterly reports directly to the Audit Committee. Additionally, the Board’s Audit Committee monitors the effectiveness of the Ethics and Compliance Program, its associated controls, and risk mitigation measures, and oversees plans to strengthen ethical culture. The program is based on three pillars:

●	Prevention: ethics-based culture, including tone from the top, training and awareness and ethics line management.

●	Detection: risk assessment and advisory, including policies and procedures assurance, laws and regulations compliance and risk management.

●	Monitoring: monitor and oversight, including on-going monitoring, due diligence third parties and regulations oversight.

During 2024, GeoPark continued its adherence to the Business Ethics Leadership Alliance (BELA) as part of its efforts to continue strengthening its ethical culture. BELA is a platform of more than 375 companies in 60 industries recognized worldwide for their ethics and compliance leadership.

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

In addition, we strive to provide a safe and motivating workplace for employees in order to attract, protect, retain and train a quality team in the competitive marketplace for capable energy professionals. We also believe in the importance of local knowledge for operational success, which is why we continue to focus on securing local talent as we expand into new locations, such as maintaining the technical teams inherited through our Colombian and Brazilian acquisitions.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Chevron, Ecopetrol, Petrobras, Pluspetrol, San Jorge, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

One of our founding shareholders and current Vice Chairman of the Board, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 6, 2025, Mr. Park held 17.2% of our outstanding common shares.

In addition, as of March 6, 2025, our executive directors and executive officers owned 1.0% of our outstanding common shares, aligning their interests with those of our shareholders and helping retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Innovation

We have fostered a company-wide innovation culture that integrates creativity and strategic thinking into daily operations. In 2024, we redefined our behavioral model, highlighting innovation as a key pillar and incorporating it into our performance and leadership evaluations.

To strengthen these capabilities, we implemented training in agile methodologies and conducted company-wide sessions on artificial intelligence and change management, some of these in partnership with the Colombian center for higher education in business (Centro de Estudios Superiores de Administración) commonly known as “CESA”. We also held our second innovation workshop in collaboration with  Connect, a leading company in innovation topics, where 50 employees tackled strategic challenges in production, geosciences, energy transition, and innovation management. The workshop included 19 sessions, generating 150 ideas that were transformed into 70 challenges, leading to five prototypes currently under evaluation.

In parallel, we advanced key innovation projects, such as process integration to improve production data reliability, nanotechnology applications to enhance oil extraction, and the implementation of a centrifuge to reduce wastewater. We also developed data-driven tools, including fluid prediction with gas chromatography, energy consumption monitoring, and a proof of concept to evaluate an injector well tracking software. Additionally, we identify an opportunity to promote industrial symbiosis to repurpose materials and strengthen our innovation management system through an internal platform for developing and tracking initiatives.

By balancing the expansion of new innovations with the consolidation of ongoing projects, we continue to foster our innovation culture, leveraging cutting-edge technology, and maintaining our leadership in industry transformation.

Recent Developments

U.S.-Colombia Relations

On January 26, 2025, U.S. President Trump posted on the Truth Social platform that he had directed his administration to take certain measures in retaliation for Colombia’s rejection of two U.S. repatriation flights carrying migrants to Colombia. These measures would include emergency 25% tariffs on all goods coming into the United States from Colombia, which President Trump indicated will be raised to 50% in one week; sanctions implementing visa bans and revocations on Colombian government officials and certain allies and supporters; and enhanced border inspections of Colombian nationals and cargo. President Trump also indicated that there could be additional sanctions and other measures imposed in the future. In addition, news sources reported that the visa section at the U.S. Embassy in Bogota, Colombia, had been closed. Colombian President Gustavo Petro initially responded on X ordering similar tariffs on U.S. goods imported into Colombia. The Trump Administration subsequently released a statement indicating that the government of Colombia agreed to resume the acceptance of deported migrants from the United States, and that the announced tariffs and sanctions will be held in reserve, while the sanctions implementing visa bans and revocations and enhanced inspections will remain in effect pending the acceptance by Colombia of the first plane of deported migrants. Colombia’s Ministry of Foreign Affairs also released a statement indicating that they had overcome the impasse with the U.S. government, and that the Colombian government would continue to welcome Colombians who return as deportees.

In the event any further measures are implemented, their impact and effects on our business are difficult to predict. Adverse developments in the diplomatic and commercial relations between the United States and Colombia, including, but not limited to, the imposition of tariffs, travel bans or sanctions by the United States, as well as any retaliatory measures taken by the Colombian government, could have an adverse effect on our business, results of operations and financial condition, including due to their potential impact on Colombian macroeconomic conditions, including the value of the Colombian peso, and the oil and gas industry more generally.

Issuance of Notes due 2030

On January 31, 2025, we issued US$550.0 million aggregate principal amount of senior notes (the “Notes due 2030”), and used the net proceeds of the offering to repurchase a portion of our Notes due 2027 for a nominal amount of US$405.3 million through a concurrent tender offer, to partially repay the prepayment drawn from the offtake and prepayment agreement with Vitol, and the remainder for general corporate purposes, including capital expenditures. This transaction improved our financial profile by extending our debt maturities.

The indenture governing the Notes due 2030 includes incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2030. Incurrence covenants as opposed to maintenance covenants must be tested before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

Appointment of Chief Exploration and Development Officer

In February 2025, Rodrigo Dalle Fiore was appointed as Chief Exploration and Development Officer after serving as Inorganic Growth, Unconventional & Portfolio Director since 2023. For further information, please see “Item 6. Directors, Senior Management and Employees—A. Directors and executive officers—Executive officers.”

New Colombian tax regulations.

On February 14, 2025, the Ministry of Finance and Public Credit of Colombia issued Decree No. 175, which establishes tax measures to finance the General Budget of the Nation (PGN). The two tax measures (a Special Tax for Catatumbo and an increase of the Stamp Tax Rate) are intended to address the expenses arising from internal commotion declared in the Catatumbo region. For further information, please see “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia—Regulatory framework—New tax regulations.”

Approval of a New Retention and Hiring Bonus Scheme

On March 4, 2025, the board of directors of the Company approved a pool of 200,000 shares oriented for retention of key employees and new hires bonuses. Awards are granted at hiring, upon promotion or as a form of special recognition. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees—Retention and Hiring Bonus Scheme.”

Divestment of non-operated working interest in the Llanos 32 Block in Colombia

On March 14, 2025, we agreed to transfer, subject to regulatory approval, our non-operated working interest in the Llanos 32 Block in Colombia to our joint operation partner for a total consideration of US$19.0 million, minus working capital adjustment of US$3.7 million. As of the date of this annual report, we have received the net proceeds from the transaction, which are subject to final settlement.

Divestment of non-operated working interest in the Manati gas field in Brazil

On March 27, 2025, we entered into an agreement to sell our 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$1.0 million, subject to working capital adjustment, plus a contingent payment of an additional US$1.0 million, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. As of the date of this annual report, we have collected an advance payment of US$0.5 million. Closing of the transaction is pending customary regulatory approvals.

Cost efficiency measures

In March 2025, we implemented cost efficiency measures which include the immediate reduction of our workforce. These measures were undertaken to enhance cost efficiency and better align the organizational structure with our strategic objectives and operational challenges. In connection with these measures, we incurred termination costs of approximately US$1.6 million.

2025 Strategy and Outlook

As part of our updated work program for 2025 (the “2025 Work Program”), we aim to optimize our portfolio by focusing on maximizing value and leveraging a differentiated asset base for sustainable long-term growth, aligned with our “North Star” strategy. For further information on our capital allocation methodology, please see “—Our strengths— Capital allocation methodology.”

We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects. We expect to incur capital expenditures ranging from US$275.0 million to US$310.0 million during 2025 (including amounts we expect to spend at Vaca Muerta after the closing of the acquisition), of which approximately 70% will be allocated to Argentina and approximately 30% to Colombia, with a target to drill 23 to 31 gross wells plus infrastructure and facilities.

The plan considers approximately 65% to be allocated to development and approximately 35% to be allocated to exploration and appraisal activities. This expected allocation of capital expenditures is subject to change as a result of market conditions, developments regarding our business, results of operation and financial condition, and other factors.

Our operations

Operations in Colombia

Our Colombian assets currently give us access to 3,266,000 gross exploratory and productive acres across 19 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. Since we entered Colombia in 2012, we have achieved successful exploration and development activities at our operated Llanos 34 Block, which as of December 31, 2024, accounts for 63.9% of our production and 84.0% of our proved reserves in Colombia.

Highlights of the year ended December 31, 2024, related to our operations in Colombia included:

●	Successful drilling and putting into production three exploration wells in the Toritos oil field in the Llanos 123 Block;
●	Successful drilling and putting into production three development wells in the Azogue gas field in the Llanos 32 Block;
●	Successful drilling and putting into production the Indico 3 and Curucucu 4 development wells in the CPO-5 and Llanos 34 Blocks, respectively;
●	Drilling campaign with 9 gross development wells drilled and putting into production in the Tigana and Jacana oil fields in the Llanos 34 Block, including successful drilling and putting into production 4 horizontal wells in the Tigana and Jacana oil fields;
●	Waterflooding campaign, including 6 wells put into injection in the Jacana oil field, enhanced production in the Llanos 34 Block;
●	Average net oil production of 31,867 boepd in 2024 (32,795 boepd in 2023), influenced by the natural production decline in the Llanos 34 Block and operational disruptions caused by blockades in the Llanos 34 and the CPO-5 Blocks;
●	Proved oil and gas reserves of 56.5 mmboe at year-end 2024 (59.5 mmboe at year-end 2023), after producing 11.0 mmboe;
●	Capital expenditures of US$167.0 million in 2024 (US$178.1 million in 2023), representing an 87% of our total capital expenditures; and
●	Operating costs levels per barrel of US$14.1 in 2024 (US$11.5 in 2023), mainly due to inflationary pressures and the revaluation of the local currency in Colombia, affecting costs denominated in such local currency.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The table below summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2024.

	Gross acres
	(thousand	Working			Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(boepd)	Basin	expiration year
Coatí	15.6	100%	—	GeoPark	—	Putumayo	Evaluation: Currently suspended
CPO-4-1	148.3	50%	Parex	Parex	—	Llanos	Exploration: 2028
CPO-5	490.8	30%	ONGC Videsh	ONGC Videsh	6,931	Llanos	Exploration: 2025
							Exploitation: 2042-2045(3)
Llanos 32 (4)	8.5	12.5%	Verano Energy	Verano Energy	490	Llanos	Exploration: 2022
							Exploitation: 2040-2045(3)
Llanos 34	59.1	45%	Verano Energy	GeoPark	21,659	Llanos	Exploitation: 2039-2045(3)
Llanos 86	255.5	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 87	107.6	50%	Hocol	GeoPark	172	Llanos	Exploration: 2023
Llanos 104	274.8	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 123	88.3	50%	Hocol	GeoPark	1,332	Llanos	Exploration: 2024
Llanos 124	27.6	50%	Hocol	GeoPark	—	Llanos	Exploration: 2024
Mecaya	74.1	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Platanillo	27.5	100%	—	GeoPark	1,381	Putumayo	Exploitation: 2033(3)
PUT-8	102.8	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: 2024
PUT-9	121.5	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
PUT-14	114.6	100%	—	GeoPark	—	Putumayo	In process of termination
PUT-36	148.0	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Tacacho	589.0	50%	Sierracol Energy	GeoPark	—	Putumayo	Termination requested
Terecay	586.6	50%	Sierracol Energy	GeoPark	—	Putumayo	Termination requested
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field-by-field basis.
(4)	In process of divestment, pending customary regulatory approval. For further information, please see “—Recent Developments—Divestment of non-operated working interest in the Llanos 32 Block in Colombia.”

As of December 31, 2024, we had net proved reserves of 55.8 mmboe in various blocks in the Llanos Basin, with the Llanos 34 Block representing 87.9% of those reserves, and 0.7 mmboe in the Platanillo Block in the Putumayo Basin.

The table below summarizes information about the blocks in Colombia in which we have economic interests as of and for the year ended December 31, 2024.

	Gross acres
	(thousand	Economic		Production
Block	acres)	interest(1)	Operator	(boepd)	Basin
Abanico	25.7	10%	Frontera	15	Magdalena
(1)

Economic interest corresponds to indirect participation interests in the net revenues from the block, granted to us pursuant to a joint operating agreement. In October 2024, the term of the Abanico Association Contract from which the economic interest arises expired and the termination process with the operator is currently ongoing.

For further information of each E&P Contract in Colombia, please see “—Significant Agreements.”

Operations in Ecuador

Our Ecuadorian assets currently give us access to 33,300 of gross exploratory and productive acres across 2 blocks in an attractive oil and gas geography.

Highlights of the year ended December 31, 2024, related to our operations in Ecuador include:

●	Successful drilling and putting into production three appraisal wells the Perico Block;
●	Successful drilling and putting into production the Espejo Sur B3 exploration well in the Espejo Block;
●	Average net oil production of 1,668 boepd in 2024 (926 boepd in 2023), reaching an exit production in the fourth quarter of 2024 of 1,749 boepd;
●	Proved oil reserves of 0.9 mmboe (100% in the Perico Block) at year-end 2024 (2.3 mmboe at year-end 2023), after producing 0.6 mmboe;
●	Capital expenditures of US$24.1 million in 2024 (US$20.9 million in 2023), representing 14% of our total capital expenditures.

The table below summarizes information about the blocks in Ecuador in which we have working interests as of December 31, 2024.

	Gross
	acres
	(thousand	Working		Production		Expiration
Block	acres)	interest (1)	Operator	(boepd)	Basin	concession year
Espejo	15.6	50%	GeoPark	159	Oriente	Exploration: 2025
						Exploitation: 2045
Perico	17.7	50%	Frontera	1,509	Oriente	Exploration: 2025
						Exploitation: 2045
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.

For further information, please see “—Significant Agreements.”

Operations in Brazil

Our Brazilian assets currently give us access to 61,400 of gross exploratory and productive acres across 6 blocks (5 exploratory blocks and the BCAM-40 Concession, which is in production phase) in an attractive oil and gas geography.

Highlights of the year ended December 31, 2024, related to our operations in Brazil included:

●	Production in the Manati gas field was temporarily suspended since mid-March 2024 due to unscheduled maintenance activities performed by the operator;
●	Average net oil and gas production of 222 boepd (98.5% gas) in 2024 (1,027 boepd in 2023), due to the abovementioned temporary suspension that affected production during the year; and
●	Proved oil and gas reserves in the Manati field of 1.0 mmboe at year-end 2024 (from 1.5 mmboe at year-end 2023), after producing 0.1 mmboe.

The following table sets forth information as of December 31, 2024, on our concessions in Brazil in which we have a current or future working interest:

	Gross acres
	(thousand	Working			Production		Concession
Concession	acres)	interest(1)	Partners	Operator	(boepd)	Basin	expiration year
POT-T-785	7.9	70%	Petroil	GeoPark	—	Potiguar	Exploration: 2025
							Exploitation: 2050
REC-T 58	7.8	100%	—	GeoPark	—	Recôncavo	Exploration: 2026
							Exploitation: 2052
REC-T 67	7.7	100%	—	GeoPark	—	Recôncavo	Exploration: 2026
							Exploitation: 2052
REC-T 77	7.7	100%	—	GeoPark	—	Recôncavo	Exploration: 2026
							Exploitation: 2052
POT-T 834	7.5	100%	—	GeoPark	—	Potiguar	Exploration: 2026
							Exploitation: 2052
Manati (2)	22.8	10%	Petrobras; Brava Energia S.A.; GBS Estocagem de Gás Natural S.A.	Petrobras	222	Camamu-Almada	Exploitation: 2029
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	In process of divestment, pending customary regulatory approvals. For further information, please see “—Recent Developments—Divestment of non-operated working interest in the Manati gas field in Brazil.”

For further information, please see “—Significant Agreements.”

Operations in Argentina

In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina. For further information please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina (Vaca Muerta).”

The table below summarizes information about the blocks in Argentina in which we had working interests as of and for the year ended December 31, 2024.

	Gross
	acres
	(thousand	Working		Production		Expiration
Block	acres)	interest (1)	Operator	(boepd)	Basin	concession year
Puelen	260.2	18%	Pluspetrol	—	Neuquén	In process of relinquishment
Los Parlamentos (2)	330.9	50%	YPF	—	Neuquén	Exploration: 2023
(1)	Working interest corresponds to the working interests held by our respective subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	In October 2023, we agreed to transfer our 50% working interest in the Los Parlamentos Block to YPF and thus, once formally approved by local authorities, we will no longer be liable to remaining capital commitments or other legal obligations resulting from our participation in the block.

For further information, please see “—Significant Agreements.”

Oil and natural gas reserves and production

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2024, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2024
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	50.0	0.9	50.1	99.7%
Ecuador	0.5	—	0.5	100.0%
Brazil	0.0	6.1	1.0	1.5%
Total net proved developed	50.5	7.0	51.7	97.7%
Argentina (2)	5.7	1.7	6.0	95.2%
Total net proved developed - Pro forma	56.2	8.7	57.7	97.5%

Net proved undeveloped
Colombia	6.4	—	6.4	100.0%
Ecuador	0.4	—	0.4	100.0%
Total net proved undeveloped (3)	6.8	—	6.8	100.0%
Argentina (2)	30.4	9.7	32.0	94.9%
Total net proved undeveloped - Pro forma (3)	37.2	9.7	38.8	95.8%

Total net proved (Colombia, Ecuador and Brazil)	57.3	7.0	58.4	98.0%

Total net proved - Pro forma (Colombia, Ecuador, Brazil and Argentina)	93.4	18.5	96.4	96.8%
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	Reflects reserves estimates from the D&M Reserves Report for the Argentina (Vaca Muerta) acquisition. Closing of the acquisition is pending customary regulatory approvals from the respective provincial governments. For further information, please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina (Vaca Muerta).”
(3)	We plan to put 100% of our reported 2024 year-end proved undeveloped reserves into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 58.4 mmboe at December 31, 2024, compared to net proved reserves of 66.2 mmboe as of December 31, 2023.

The 12% decrease in net proved reserves in 2024 is mainly attributable to:

●	Production of 11.7 mmboe;
●	Disposal of minerals in Chile of 2.9 mmboe;
●	Lower-than-expected performance and unsuccessful activities from the existing wells in Ecuador and Brazil, resulting in a decrease of 0.8 mmbbl and 0.4 mmboe, respectively;
●	Lower average prices in Colombia, resulting in a 1.2 mmboe decrease; and

This was partially offset by:

●	Extensions and discoveries that resulted in an increase of 0.5 mmboe from the Perico new field in the CPO-5 Block and the Toritos Sur new field in the Llanos 123 Block, both in Colombia;
●	Changes in a previously adopted development plan in Colombia, resulting in a 3.2 mmbbl increase; and
●	Higher-than-expected performance from the existing wells in Colombia resulting in an increase of 5.5 mmbbl.

During the year ended December 31, 2024, we had 4.9 mmboe of our proved undeveloped reserves from December 31, 2023, converted to proved developed reserves due to development drilling in the Llanos 34 Block in Colombia. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2024, 2023 and 2022, please see Table 5 included in Note 38 (unaudited) to our Consolidated Financial Statements.

Internal controls over reserves estimation process

We maintain an internal staff of petroleum engineers and geosciences professionals who work closely with our independent reserves engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserves engineers in their estimating process and who have knowledge of the specific properties under evaluation. Our Chief Exploration and Development Officer, Rodrigo Dalle Fiore, is primarily responsible for overseeing the preparation of our reserves estimates and for the internal control over our reserves estimation. He has over 20 years of experience in Latin America’s oil and gas industry, with a strong background in unconventional resources, strategic growth, and operational leadership. See “Item 6. Directors, Senior Management and Employees—A. Directors and executive officers.”

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Corporate Reserves team, the Executive Committee (integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer,

Chief Strategy, Sustainability and Legal Officer and Chief People Officer) and the Technical Committee (composed by three technical experts of our board of directors). A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be reviewed and analyzed by the Technical Committee which recommends to the Board of Directors to approve its disclosure and publication. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers

Reserves estimates as of December 31, 2024, for Colombia, Ecuador, Brazil and Argentina included elsewhere in this annual report are based on the D&M Reserves Report, dated March 21, 2025, and effective as of December 31, 2024. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines at our request in order to estimate reserves and for the areas and period indicated therein.

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

Proved undeveloped reserves

As of December 31, 2024, we had 6.8 mmboe in proved undeveloped reserves, a decrease of 11.3 mmboe, or 62%, compared to our December 31, 2023, proved undeveloped reserves of 18.1 mmboe. Changes for the year ended December 31, 2024, include:

(i)	a decrease of 4.9 mmbbl in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in the Llanos 34 Block;
(ii)	a decrease of 7.4 mmbbl due to a lower-than-expected performance in Colombia (7.1 mmbbl) and Ecuador (0.3 mmbbl);
(iii)	a decrease of 1.0 mmbbl due to lower oil average prices in Colombia;
(iv)	a decrease of 0.6 mmbbl due to unsuccessful activities in Ecuador;
(v)	a decrease of 0.6 mmboe due to the disposal of minerals in Chile; and

This was partially offset by:

(vi)	an increase of 3.2 mmbbl in Colombia due to a change in a previously adopted development plan.

Of our 6.8 mmboe of net proved undeveloped reserves, 6.4 mmboe (94.6%) and 0.4 mmboe (5.4%) were located in Colombia and Ecuador, respectively. No net proved undeveloped reserves were located in Brazil as of December 31, 2024.

During 2024, we incurred approximately US$39.4 million in capital expenditures in Colombia and Ecuador to convert such proved undeveloped reserves to proved developed reserves.

The following table shows the evolution of total net proved undeveloped (“PUD”) reserves in the year ended December 31, 2024.

Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2023	18.1
(All amounts shown in mmboe)

Less: PUD Reserves converted to proved developed reserves:
-Colombia	(4.9)
Less: PUD Reserves revisions and movement to/from other categories:
-Colombia	(4.9)
-Ecuador	(0.9)
Less: Disposal of minerals in place
-Chile	(0.6)
Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2024	6.8

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in Colombia, Ecuador, Brazil, Chile and Argentina for each of the years ended December 31, 2024, 2023 and 2022.

	Average daily production(1)
	As of December 31,
	2024				2023				2022
	Colombia	Ecuador	Brazil	Chile (2)	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile	Arg (3)
Oil production
Average crude oil production (bopd)	31,867	1,668	3	5	32,795	926	16	221	33,640	848	21	441	80
Average sales price of crude oil (US$/bbl)	65.8	69.8	96.1	—	66.8	69.9	82.1	68.0	82.7	89.9	103.1	94.7	56.7
Natural Gas production
Average natural gas production (mcfpd)	685	—	1,313	363	573	—	6,065	8,993	776	—	8,967	11,387	416
Average sales price of natural gas (US$/mcf)	7.2	—	5.9	3.2	3.9	—	6.5	3.4	4.5	—	6.4	3.8	2.0
Oil and gas production cost
Average operating cost (US$/boe)	14.1	21.8	48.2	20.6	11.5	37.5	10.9	13.0	6.6	27.1	7.4	16.1	24.0
Average royalties and economic rights in cash (US$/boe)	1.1	—	2.8	0.6	7.9	—	3.1	0.9	21.0	—	3.1	1.5	5.0
Average production cost (US$/boe)(4)	15.2	21.8	50.9	21.2	19.4	37.5	14.0	13.9	27.6	27.1	10.5	17.6	29.0
(1)	We present production figures net of interests due to others, but before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes.
(2)	Divested in January 2024.
(3)	“Arg” is Argentina.
(4)	Calculated pursuant to FASB ASC 932.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Ecuador, Brazil, Chile and Argentina for each of the years ended December 31, 2024, 2023 and 2022.

	2024		2023		2022
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field(1)	3,865	—	3,904	—	4,057	—
Jacana oil field(1)	3,534	—	4,411	—	4,678	—
Rest of Colombia	4,264	251	3,655	209	3,543	283
Ecuador	610	—	338	—	310	—
Brazil	1	481	6	2,214	8	3,273
Chile	2	133	81	3,283	161	4,156
Argentina	—	—	—	—	29	152
Total	12,277	864	12,395	5,705	12,786	7,864
(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia are separately included in the table above as those oil fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled during the years ended December 31, 2024, 2023 and 2022.

	Exploratory wells(1)
	2024				2023				2022
	Colombia	Ecuador	Brazil	Chile(2)	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile
Productive(3)
Gross	9.0	5.0	—	—	7.0	3.0	—	—	4.0	4.0	—	—
Net	4.1	2.5	—	—	3.3	1.5	—	—	2.6	2.0	—	—
Dry(4)
Gross	2.0	—	—	—	6.0	—	—	—	4.0	—	—	—
Net	0.6	—	—	—	2.8	—	—	—	2.3	—	—	—
Total
Gross	11.0	5.0	—	—	13.0	3.0	—	—	8.0	4.0	—	—
Net	4.7	2.5	—	—	6.0	1.5	—	—	4.9	2.0	—	—
(1)	Includes appraisal wells.
(2)	Divested in January 2024.
(3)	A productive well is an exploratory, development, or extension well that is not a dry well.
(4)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled during the years ended December 31, 2024, 2023 and 2022.

	Development wells
	2024				2023				2022
	Colombia	Ecuador	Brazil	Chile(1)	Colombia	Ecuador	Brazil	Chile	Colombia	Ecuador	Brazil	Chile
Productive(2)
Gross	21.0	—	—	—	25.0	—	—	—	28.0	—	—	1.0
Net	8.7	—	—	—	11.8	—	—	—	12.0	—	—	1.0
Dry(3)
Gross	1.0	—	—	—	7.0	—	—	—	2.0	—	—	1.0
Net	0.3	—	—	—	3.7	—	—	—	0.9	—	—	1.0
Total
Gross	22.0	—	—	—	32.0	—	—	—	30.0	—	—	2.0
Net	9.0	—	—	—	15.5	—	—	—	12.9	—	—	2.0
(1)	Divested in January 2024.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Ecuador, Brazil and Argentina as of December 31, 2024.

	Acreage(1)
	Colombia	Ecuador	Brazil	Argentina

	(in thousands of acres)
Total developed acreage
Gross	27.4	1.6	4.1	—
Net	13.8	0.8	0.4	—
Total undeveloped acreage
Gross	3,212.8	31.7	57.3	591.1
Net	1,580.8	15.9	38.1	212.3
Total developed and undeveloped acreage
Gross	3,240.2	33.3	61.4	591.1
Net	1,594.6	16.7	38.5	212.3
(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage is based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 28, 2025. Productive wells consist of producing wells and wells capable of producing, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Ecuador	Brazil
Oil wells
Gross	229.0	12.0	-
Net	113.8	6.0	-
Gas wells
Gross	2.0	-	6.0
Net	0.3	-	0.6
(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

From January 1, 2025, to February 28, 2025, we produced a net average of approximately 36.8 mboepd on a pro-forma basis, including 29.8 mboepd from our operations in Colombia and Ecuador and 7.0 mboepd from our recent acquisition in Argentina (Vaca Muerta).

The main highlights of the 2025 drilling campaign year-to-date are detailed as follows:

●	drilling the Bisbita Oeste-1 and Toritos Oeste-1 appraisal wells in the Llanos 123 Block in Colombia;
●	drilling the Curucucu-2 development well in the Llanos 34 Block in Colombia; and
●	drilling the Bienparado Norte-1 and Bienparado Sur-1 exploration wells in the PUT-8 Block in Colombia, which are under evaluation.

In our recent acquisition in Argentina (Vaca Muerta), the Mata Mora 2092, 2093 and 2094 wells were drilled and put into production at PAD 9, with 3,900 boepd gross production at the end of February 2025.

Marketing and delivery commitments

Colombia

Our production in Colombia primarily consists of crude oil which is sold according to price formulas based on market reference indexes (Brent price, Vasconia and Oriente differential) and discounts that consider transportation costs and quality adjustments.

Our sales strategy is aimed at securing the highest available pricing for our production while securing a reliable and safe path to market. To that end, we focus on developing synergies and strategic partnerships with clients and the national transport systems, to obtain a reduction in costs and increase revenues by making use of the best alternatives available.

We maintain a broad customer base for our Colombian crude, reducing the risk of dependency on any single client. While the loss of a customer could temporarily impact production and sales in a given block, we believe that the availability of alternative buyers for Colombian crude allows us to quickly identify a substitute customer, minimizing potential disruptions.

In 2024, we entered into several commercial agreements for the sale of our Colombian production, with two key agreements detailed below, considering their terms and the financial facilities linked to the offtake:

●	In May 2024, we executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024. As part of this transaction, we obtained access to committed funding from Vitol, with an initial limit of up to US$300.0 million, which decreases by US$10.0 million per month. Funds committed by Vitol were available until December 31, 2024. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. In November 2024, we drew US$152.0 million under this offtake and prepayment agreement. Between February and March 2025, we repaid US$126.4 million in cash and US$6.4 million in kind from that amount and, as of the date of this annual report, US$ 19.2 million remain outstanding.
●	In August 2024, we executed an offtake and prepayment agreement with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”), one of the world’s leading commodity traders. The offtake agreement provides for GeoPark to sell and deliver the light crude oil production from the CPO-5 Block in Colombia to Trafigura, for 12 months, starting on August 1, 2024. As part of this transaction, GeoPark obtained access to committed funding from Trafigura for up to an initial US$100.0 million in prepaid future oil sales over the period of the offtake agreement, which decreases over the life of the contract. Funds committed by Trafigura are available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. As of the date of this annual report, we have not drawn any amount under this prepayment agreement.

Regarding the transportation infrastructure, we can highlight the following:

●	Llanos Basin: We have made historic efforts to improve our optionality related to evacuation infrastructure. In 2015, we partnered with Oleoducto de Los Llanos Orientales S.A. (ODL) to establish an unloading facility at the Jaguey Station, 42 km from the Llanos 34 Block, reducing trucking distance and costs. In 2019, we connected the Llanos 34 Block to the ODL pipeline via a flowline, eliminating trucking for Jacana production volumes and improving cost efficiency and operational reliability. This flowline was authorized by the Ministry of Energy and Mines to become a pipeline in November 2020 as the Oleoducto del Casanare (ODCA), setting regulated tariffs and enabling third-party crude transportation. Subsequently, in late 2020, we inaugurated an unloading facility in Jacana and connected the Tigana field to ODCA, further reducing reliance on trucking. Since 2021, ODCA has been central to our crude transportation from Jacana, Tigana, and other fields, with third-party transport agreements, including a 2022 connection of the Cabrestero Block. In 2023, an agreement with Ecopetrol enabled transport of royalty volumes from Jacana, Tigana, and Tua fields, optimizing ODCA capacity. Additionally, in 2024 we concluded a dilution project at Tigana Station, along with our partner in the Llanos 34 Block, to further increase volumes transported through ODCA and reduce transport costs.

●	Putumayo Basin: In the case of the Platanillo Block in the Putumayo Basin, we gather the crude via truck and flowlines to pump it towards Ecuador via the Oloeducto Binacional Amerisur (“OBA”). This pipeline is operated by us and our affiliates and connects us to the Ecuadorian pipeline system via RODA allowing us to sell our production FOB in Esmeraldas port in Ecuador. We hold transport contracts with RODA and SOTE for the transport, storage and loading of our crude in Ecuador.

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

Brazil

Our production in Brazil consists of natural gas, condensate and crude oil. Natural gas production is sold through a long-term, extendable agreement with Petrobras, which provides for the delivery and transportation of the gas produced in the Manati field to the EVF gas treatment plant in the State of Bahia. The contract is in effect until delivery of the maximum committed volume or June 2030, whichever occurs first. The contract allows for sales above the maximum committed volume if mutually agreed by both seller and buyer. The price for the gas is fixed in reais and is adjusted annually in accordance with the Brazilian inflation index. In July 2015, we signed an amendment to the existing gas sales agreement with Petrobras that covers 100% of the remaining gas reserves in the Manati field. The low gas prices seen in the Brazilian market during 2023 have represented a risk in the commercialization of gas from the Manati field. The contractually agreed price considers inflation but is not affected by market conditions, which reduces the appetite of the client, who has access to more favorable conditions.

The condensate produced in the Manati field is subject to a condensate purchase agreement with Petrobras, pursuant to which Petrobras has committed to purchase all of our condensate production in the Manati field, but only in the amounts that we produce, without any minimum or maximum deliverable commitment from us. Considering this prerogative, in February 2023, we signed an agreement with DAX Oil Refino S.A. (“DAX”), a local private refinery, for the selling of condensate until February 2025. Through this agreement, we increased our portfolio of clients and improved our revenues. The agreement with DAX can be renewed upon an amendment signed by the purchasers and the seller.

Argentina

Since 2019, oil production from the Vaca Muerta shale formation has experienced remarkable growth. In December 2024, Vaca Muerta reached an oil production of 446,854 bopd, marking an interannual growth of 26.9%. It currently contributes more than 50% of Argentina’s total oil production, with high potential to continue increasing in the following years. This growth has driven the need for increased capacity projects to secure pipeline access for current and future production. Three oil pipelines currently cross the block to facilitate exports.

Through our partnership with PGR, we have secured participation in critical capacity projects such as the one known as “Duplicar Plus” by the local company Oldelval and the other known as “Vaca Muerta Sur I” by YPF (from Loma Campana to Allen). We continue to evaluate additional projects to support anticipated production growth.

Our collaboration with PGR leverages the commercial strengths of both companies, maximizing the potential of these assets. Approximately 90% of oil sales are transported by pipeline, estimating 50% for export and 50% for the domestic market in 2025.

Gas production accounts for around 6% of total output, with approximately 75% sold to third parties and approximately 25% used for internal consumption.

Corporate

GeoPark Limited, our holding company incorporated under the laws of Bermuda, has entered into a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside our Putumayo Basin production. Sales of this crude oil purchased from third parties accounted for 1% of our consolidated revenue in 2024.

Significant Agreements

Colombia

E&P contracts

We have entered into E&P contracts granting us the right to explore and operate, as well as working interests in eighteen blocks in Colombia. These E&P contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

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

Our E&P contracts are generally subject to early termination for a breach by the parties, a default declaration, application of any of the contract’s unilateral termination clauses, ANH regulation or termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH. Pursuant to Colombian law, if certain conditions are met, the anticipated termination declared by the ANH may also result in a restriction on the ability to engage contracts with the Colombian government during a certain period. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts and/or rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements are subject to early termination in certain circumstances.”

Eastern Llanos Basin:

Llanos 34 Block E&P contract. On March 13, 2009, the E&P contract was awarded to Unión Temporal Llanos 34, currently integrated by GeoPark Colombia S.A.S. with 45%, and Verano Limited (a subsidiary of Parex Energy) with 55% working interest. The Llanos 34 Block E&P contract provides a 24-year exploitation period for each production area, beginning on the date of a commercial declaration. The exploitation period may be extended for periods of up to 10 years at a time if certain conditions are met and subject to ANH approval. As of the date of this annual report there are production areas for the Aruco, Chachalaca, Chiricoca, Curucucu, Guaco, Jacamar, Jacana, Max, Tarotaro, Tigana, Tigui, Tilo and Tua fields.

Pursuant to the Llanos 34 Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Llanos 34 Block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Llanos 34 Block E&P contract. The ANH also has an additional economic right equivalent to 1% of production, net of royalties. In accordance with the Llanos 34 Block E&P contract, when the accumulated production of each commercial field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. See Note 33.1 to our Consolidated Financial Statements.

Llanos 32 Block. We had a 12.5% working interest in the Llanos 32 Block. Verano Energy is the operator of this block and had an 87.5% working interest. Economic rights to the ANH are similar to those under the Llanos 34 Block. On March 14, 2025, we agreed to transfer, subject to regulatory approval, our non-operated working interest in the Llanos 32 Block to our joint operation partner for a total consideration of US$19.0 million, minus working capital adjustment of US$3.7 million. As of the date of this annual report, we have received the net proceeds from the transaction, which are subject to final settlement.

Abanico Block. In October 1996, Ecopetrol and Explotaciones CMS Nomeco Inc. entered into the Abanico Block association contract. Frontera Energy Colombia Corp is the operator of, and has a 100% working interest in, the Abanico Block. We do not maintain a direct working interest in the Abanico Block, but rather have a 10% economic interest in the net revenues from the block pursuant to a joint operating agreement. In October 11, 2024, the Abanico Block association contract’s term expired and the termination process is ongoing with the operator.

Llanos 86, Llanos 87, Llanos 104, Llanos 123 and Llanos 124 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest, executed E&P contracts over these blocks in 2019, as a result of the Permanent Competitive Process launched by ANH. We are the operator of these contracts that are in the exploratory phase. In these E&P contracts, we are required to pay subsurface rights to the ANH, calculated based on the total acreage of the blocks, or the remaining area if in case of relinquishment had taken place. There is also an additional annual 25% markup of said subsurface rights payable as a fee for institutional development and technological transfer. Upon production, and in addition to legal royalties, the ANH is entitled to receive a percentage of total production net of royalties, at the delivery point (multiplied by a factor set in the contract and based on international oil prices). That percentage is 2% in the Llanos 86, 3% in the Llanos 87 E&P contract and Llanos 104 E&P contracts and 1% in the Llanos 123 and Llanos 124 E&P contracts. There is an additional 5-10% share payable to the ANH applicable upon extensions to the production period and when the accumulated gross aggregate production of the area of the contract exceeds 5 million barrels and the WTI exceeds a defined price. ANH becomes entitled to an additional share on production in accordance with a formula set in the contract.

In the Llanos 86 and Llanos 104 Blocks, due to the presence of indigenous communities in the area, we conducted the due prior consultation process with these communities and reached agreements, thereby concluding the process on August 29, 2023. Regarding the environmental permits, in May 2024, the environmental national authority of Colombia (“Autoridad Nacional de Licencias Ambientales” or “ANLA”) granted us the environmental license for both blocks, enabling exploration and development activities. The investment commitments consist of acquisition of 3D seismic, 2D seismic reprocess and drilling of one exploration well in each block for an estimated amount of US$9.7 million for the Llanos 86 Block and US$8.6 million for the Llanos 104 Block, at our working interest, before June 19, 2026. As of the date of this annual report, the outstanding commitment in the blocks is the drilling of one exploration well in the Llanos 104 Block.

In the Llanos 87 Block, after fulfilling the total exploration investments committed in the block, we made two discoveries: Tororoi and Zorzal. Therefore, we submitted to the ANH an evaluation program, which includes the drilling of one exploratory well during the two-year term ending July 27, 2025.

The Llanos 123 Block entered exploratory phase 2 in 2024. Accordingly, as of the date of this annual report, our investment commitment consists of drilling one exploratory well for US$3.3 million, at GeoPark’s working interest, before January 14, 2027. In December 2024, we submitted the environmental impact study and the environmental license application for the development phase of the Llanos 123 Block.

In the Llanos 124 Block, as of the date of this annual report, the total investments needed to fulfill the exploratory activities committed in the block have already been incurred, and the ANH approval is pending.

CPO-5 Block E&P contract. We hold a 30% working interest since the acquisition of Amerisur in 2020 and the operator is ONGC Videsh. As of the date of this annual report, the contract is in phase 2 of the exploration period, with no outstanding investment commitments. There are two commercial fields called Mariposa and Indico, and we also drilled and put into production exploration wells in the fields called Flamenco, Halcon and Perico.

Pursuant to the CPO-5 Block E&P contract and applicable law, we are required to pay royalties to the ANH based on hydrocarbons produced in the CPO-5 Block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the CPO-5 Block E&P contract. The ANH also has an additional economic right equivalent to 23% of production, net of royalties. In accordance with the CPO-5 Block E&P contract, when the accumulated production of each commercial field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula.

CPO-4-1 Block. On January 18, 2022, the E&P contract was executed between Parex Energy and the ANH as a result of the Permanent Competitive Process launched by ANH in 2019. On April 29, 2022, an amendment to the E&P contract was executed, whereby the ANH approved the assignment of a 50% non-operated working interest to us. As of the date of this annual report, the contract is in phase 1 of the exploration period and our investment commitment consists of drilling one exploratory well for US$2.9 million, at GeoPark’s working interest, before September 19, 2028.

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

Putumayo Basin:

Coati Block E&P contract. We are the operator of and have a 100% working interest in the Coati Block. The Coati Block has an evaluation area, declared in September 2006, by the former operator in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coati-1 well. Pursuant to the Coati Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Coati Block E&P contract. In accordance with the Coati Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula. As of the date of this annual report, investment commitments in the block consist of 3D seismic and 2D seismic acquisition for US$4.5 million. The evaluation area is currently suspended. On November 3, 2022, GeoPark submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. GeoPark completed the transfer of the pending commitments in the block and the ANH approval is pending.

Mecaya Block E&P contract. We are the operator of and have a 50% working interest in the Mecaya Block. Sierracol Energy is the owner of the remaining 50% working interest in the contract. In December 2010, the former operator declared an evaluation area and presented an evaluation program for the Mecaya-1 well (Mecaya Evaluation Program). As of the date of this annual report, the contract is in unified phases 1 and 2 of the exploration period, and its remaining exploration commitment consists of the acquisition of 52.2 sq. km. of 3D seismic for an amount of US$0.6 million, at our working interest. Both the unified phases 1 and 2 and the evaluation program are currently suspended due to force majeure events (relating to prior consultations).

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

Platanillo Block E&P contract. We are the operator of and have a 100% working interest in the Platanillo Block since the acquisition of Amerisur in 2020. The commercial exploitation started on September 11, 2009. Pursuant to the Platanillo Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Platanillo Block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Platanillo Block E&P contract. In accordance with the Platanillo Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. As of the date of this annual report, the field has been temporarily shut down due to its cost structure.

Putumayo 8 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 8 Block. Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period. Outstanding investment commitments of US$13.1 million related to this block correspond to the drilling of 3 exploratory wells and the acquisition of 112 sq. km. of 3D seismic before May 19, 2025. Part of the 3D seismic committed in the block was acquired during 2020 and 2021. On October 25, 2022, we submitted to the ANH a request to transfer part of the investment commitment related to the pending 3D seismic to the Platanillo Block, and the partner reported the transfer of the outstanding committed value to one of its blocks. This transfer of commitments is subject to authorization from the ANH. During 2023, the actions required to obtain environmental licenses were carried out, including holding of a public environmental hearing. As a result, in August 2023, the environmental authority granted the license for the Bienparado project, which was confirmed in January 2024. Additionally, the Nyctibius project public environmental hearing is pending. As of the date of this annual report, drilling of the first two wells in the block is in process.

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

Putumayo 9 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 9 Block. Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, which has investment commitments of US$4.4 million at our working interest, corresponding to drilling of two exploration wells and the acquisition of 126.25 sq. km. of 3D seismic. This contract is suspended since June 25, 2019, due to the occurrence of a force majeure event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality). Pursuant to the Putumayo 9 Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Putumayo 9 Block E&P contract. The ANH also has an additional economic right equivalent to 18% of production, net of royalties. In accordance with the Putumayo 9 Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula.

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

Putumayo 36 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 36 Block. Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, which is suspended since April 1, 2020 due to the occurrence of a force majeure event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality). During this preliminary phase, and once the suspension is lifted, GeoPark must request from the Ministry of Interior a certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into phase 1, where the exploratory commitments are mandatory. The investment commitments for the block over three-years term of phase 1 would be 3D seismic acquisition and 2 exploratory wells for US$11.5 million, at our working interest.

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

Tacacho and Terecay Blocks E&P contracts. We are the operator of and have a 50% working interest in the Tacacho and Terecay Blocks. Sierracol Energy is the owner of the remaining 50% working interest in each E&P contract. The contracts are in phase 1 of the exploration period, which are currently suspended due to the occurrence of force majeure events related with social and public order conditions of the area. The outstanding investment commitments consist of 2D seismic acquisition, processing and interpretation for US$4.1 million at our working interest. Pursuant to the Tacacho and Terecay Blocks E&P contracts and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the blocks. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Tacacho and Terecay Blocks E&P contracts. In accordance with the Tacacho and Terecay Blocks operation contracts, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula. On September 21, 2022, we submitted to the ANH requests for termination of the E&P contracts and, in January 2024, we submitted additional third-party reports as supporting documentation to such request. As of the date of this annual report, the requests are under review by the ANH.

Overriding Royalty Agreements

We are obligated to pay an overriding royalty of 4% and 2.5%, plus a 20% grossing up over the overriding royalty, to the previous owners of the Llanos 34 and Llanos 32 Blocks, and the CPO-5 Block, respectively, based on the production and sale of hydrocarbons discovered in the blocks. During 2024, the Group has accrued US$26.1 million in relation to these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2024, these agreements had no impact on our results.

Ecuador

Production sharing contracts

We entered into two production sharing contracts with the Ministry of Energy and Mines. While we are the operators in the Espejo Block, Frontera operates the Perico Block. The production sharing contracts in Ecuador are generally divided into two stages: (i) an exploration period of 4 years, which may be extended to 6 years; and (ii) a production period of 20 years. The exploitation or production period commences upon Governmental approval of the exploitation and development plan of a commercial field (although early production during the exploration period is allowed). The extension of the production period requires entering into an amendment to the contract with the Government of Ecuador, which may imply revision of contractual conditions. As of the date of this annual report, we have drilled the four exploratory wells in each block, and we have completed the acquisition of 60 sq km of 3D seismic in the Espejo Block. GeoPark has already performed all the committed exploratory activities, and the Ecuadorian Mines and Energy Ministry approval is pending.

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

BCAM-40 Concession Agreement.

On August 6, 1998, the ANP and Petrobras executed the BCAM-40 Concession Agreement, under the regime established by the Brazilian Petroleum Law. The production phase will end in November 2029. On September 11, 2009, Petrobras announced the termination of BCAM-40 Concession’s exploration phase and the return of the exploratory area of the concession to the ANP, except for the Manati gas field.

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

Rounds 11, 12, 13, 14 and 1st Open Acreage Bid Round Concession Agreements.

During the ANP’s First Open Acreage Bid Round held in September 2019, we were awarded four exploratory blocks, one in the Potiguar Basin (Block POT-T-834) and three in the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). The Concession Agreements were executed in February 2020. In 2023, we started preliminary activities for the environmental licensing in Block POT-T-834. As of December 31, 2024, the estimated commitment in the blocks to be executed before August 14, 2026, amounted to US$0.5 million.

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

BCAM-40 Consortium Agreement

On January 14, 2000, Petrobras, Queiroz Galvão Perfurações (now Brava Energia S.A.) and Petroserv entered into a consortium agreement, or the BCAM-40 Consortium Agreement, for the performance of the BCAM-40 Concession Agreement. Petrobras is the operator of the BCAM-40 concession, with a 35% participation interest. Brava Energia S.A., GBS Estocagem de Gás Natural S.A. and GeoPark Brazil have a 45%, 10% and 10% participation interest, respectively. The BCAM-40 Consortium Agreement has a specified term of 40 years, terminating on January 14, 2040 and, at the time the obligations undertaken in the agreement are fully completed, the parties will have the right to terminate it. The BCAM-40 Concession consortium has also entered into a joint operating agreement, which sets out the rights and obligations of the parties in respect of the operations in the concession.

On March 27, 2025, we entered into an agreement to sell our 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$1.0 million, subject to working capital adjustment, plus a contingent payment of an additional US$1.0 million, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. As of the date of this annual report, we have collected an advance payment of US$0.5 million. Closing of the transaction is pending customary regulatory approvals.

Petrobras Natural Gas Purchase Agreement

Brava Energia S.A., GeoPark Brazil, GBS Estocagem de Gás Natural S.A. and Petrobras are party to a natural gas purchase agreement providing for the sale of natural gas by Brava Energia S.A., GeoPark Brazil, GBS Estocagem de Gás Natural S.A. to Petrobras, in an amount of 812 billion cubic feet (“bcf”) over the term of agreement. The Petrobras Natural Gas Purchase Agreement is valid until the earlier of Petrobras’ receipt of this total contractual quantity or June 30, 2030. The agreement may not be fully or partially assigned except upon execution of an assignment agreement with the written consent of the other parties, which consent may not be unreasonably withheld provided that certain prerequisites have been met.

The agreement provides for the provision of “daily contractual quantities” to Petrobras peaking at 170.3 mmcfd in 2016 and progressively dropping until 2030. The parties may agree to lower volumes as dictated by Manati gas field’s depletion. Pursuant to the agreement, the base price is denominated in reais and is adjusted annually for inflation pursuant to the general index of market prices (IGPM). Additionally, the gas price applicable on a given day is subject to reduction as a result of the gas quantity acquired by Petrobras above the volume of the annual TOP commitment (85% of the daily contracted quantity) in effect on such day. The Petrobras Natural Gas Purchase Agreement provides that all of the Manati field’s daily production be sold to Petrobras.

Argentina

Overview of exploration permits

The Mata Mora Norte concession and the Mata Mora Sur exploration permit were granted to GyP in March 2021 by means of Decree issued by the Neuquén province No. 331/2021, which:

(i)	granted a 35-year unconventional hydrocarbons exploitation concession over the Mata Mora Norte portion of the Mata Mora Block, in accordance with the Federal Hydrocarbons Law, which includes a five-year pilot project entailing an investment of approximately US$ 110.0 million;

(ii)	maintained the reservation over the Mata Mora Sur portion of the Mata Mora Block for the purpose of carrying out certain exploratory activities, including 3D seismic of approximately US$3.0 million until April 27, 2026; and
(iii)	approved the first addendum to the statutory joint venture agreement (the “Mata Mora UT”) dated as of March 2, 2021, entered into by Kilwer S.A. and Ketsal S.A., two subsidiaries of PGR (as holders of 90% participating interest), and GyP (as holder of a 10% participating interest), for the purpose of carrying out operations within the Mata Mora Block.

The second addendum to the Mata Mora UT, by means of which we will be authorized by the Neuquén province to be incorporated to the Mata Mora UT, is pending approval.

If a commercial discovery is made before the expiration of the Mata Mora Sur exploration permit on April 27, 2026, we, along with our partners, shall apply for an exploitation concession, in accordance with the Federal Hydrocarbons Law. The approval of this concession would allow for the transition from exploration to full-scale development and production.

The Confluencia Norte and Confluencia Sur exploration permits (the “Confluencia Permits”) were granted pursuant to Decree of the Río Negro province No. 779/2023. Through this decree, Kilwer S.A. entered into:

(i)	two hydrocarbons exploration contracts dated August 14, 2023, with the Río Negro province, for the purpose of the activities to be carried out in the Río Negro Blocks under the exploration permits; and
(ii)	a statutory joint venture agreement (together with the hydrocarbons exploration contracts described in (i) above, the “Río Negro UTs”) for the exploitation, development and exploration of the Río Negro Blocks dated August 14, 2023, with EDHIPSA, which potentially holds a non-operating participating interest of 10% in the Río Negro UTs, effective as of the commencement of exploitation of the Río Negro Blocks and subject to the exercise by EDHIPSA of its rights to hold such participating interest in the Río Negro UTs pursuant to Section 24 of each Río Negro UT. The assignment by PETSA (as absorbing and surviving entity of Kilwer S.A. pursuant to a merger process) of the Confluencia Permits was approved by the Río Negro province pursuant to Decree No. 370/2024.

The Confluencia Permits were granted for an initial exploration period of 3 years and entitled to request a second exploration period of 2 years. Additionally, the Confluencia Permits allow us and PETSA to request an extension of up to 4 additional years. In the event there is a commercial discovery, we and PETSA shall request and obtain an exploitation concession, in the terms set forth in the Federal Hydrocarbons Law in Argentina, which includes presenting a pilot plan, paying a commerciality bonus, a yearly exploitation canon, a training, research and development payment, amongst other. In that event, we and PETSA will have to assign to EDHIPSA a 10% participating interest (5% each) of our rights and obligations of such concession. EDHIPSA, at its own choice, may elect to (i) maintain such 10% participating interest in the concession or (ii) receive monthly payments equivalent to 2.5% of all the hydrocarbons produced in the area (free from any deduction of royalties).

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Colombia, Ecuador, Brazil and Argentina, local governments grant such rights through E&P contracts or contracts of association, exploration permits, exploitation concessions, production sharing contracts and concession agreements, respectively. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate— Oil and natural gas companies in Colombia, Ecuador, Brazil and Argentina operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our E&P contracts or contracts of association, exploration permits, exploitation concessions, production sharing contracts and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. During 2024, the oil and gas production was sold to three clients that concentrated 95% of the Colombian subsidiaries’ revenue. In 2024, we executed offtake and prepayment agreements with Vitol and Trafigura, two of the world’s leading commodity traders, to sell production from our Llanos 34 and CPO-5 Blocks, respectively. In Ecuador, 100% of our sales were exported on a competitive basis to industry leading participants including traders and other producers. In Brazil, all our gas produced in the Manati field was sold to Petrobras. We managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure, such as the offtake and prepayment agreements with Vitol and Trafigura. For further information, please see Note 3 to our Consolidated Financial Statements.

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

Health, safety and environmental matters

General

We are genuinely committed to ensuring everyone returns home safely and to preventing environmental impacts resulting from our operations, in accordance with the legal framework, industry best practices and international standards in terms of socio-environmental, health and safety performance. We work closely with our suppliers and contractors to transfer the best HSE practices throughout our value chain and extend our responsibility towards safety and the environment, with binding contractual agreements, monthly safety and environmental performance evaluations, annual compliance evaluations and the construction of capacities and competencies necessary to be in line with our health, safety, and environmental commitment.

We have a health and safety management plan focused on hazard identification and risk control, including systematic tools implemented in all the operations involving both employees’ and contractors’ activities, ensuring compliance with applicable health and safety requirements.

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

Our Health and Safety Management System (HSMS) certification is maintained under the ISO standard: 45001:2018, and includes all Colombian operations. We also implemented our HSMS in Ecuador based on corporate commitment.

Our Environmental Management System (EMS), certified under the ISO standard: 14001:2015 for our operations in Colombia, defines programs for the integral management of water resources; solid and liquid waste management; atmospheric emissions and energy; biodiversity and ecosystem services and training and awareness regarding the protection of the environment for employees and suppliers. In addition, it defines the roles and responsibilities of management regarding the performance of our environmental issues.

Our corporate environmental commitment is mainly based on the management of the following topics:

Integral water management

Our integral water management program is based on the following water principles and objectives: (i) considering water-related risks and opportunities during the planning and execution of our projects, (ii) ensuring sustainable water management by reducing, reusing and optimizing water consumption in our operations, and (iii) innovating, and implementing best practices to ensure zero wastewater discharges into surface water bodies.

We are committed to eliminate any natural surface waterbody withdrawal in all our permanent operations (fields under development) during 2025, as well as continuing to maintain zero direct discharges into surface water sources.

In 2024, GeoPark calculated its integral water footprint in all operated blocks in Colombia and Ecuador for the first time (2023 base line), using the NTC-ISO 14046:2017 methodology.

The assessment was verified by Colombia’s Standards Institute ICONTEC and included the amount of water used directly by GeoPark in its operations and indirectly through its supply chain, as well as assessing impacts associated with the availability and quality of water resources. The exercise enables GeoPark to establish a baseline of its corporate water footprint with which to define goals and actions to continue promoting sustainable water management in the territories it operates in.

In 2024, we did not use natural surface water sources in our permanent operations, and we did not carry out any type of wastewater discharge into surface waterbodies, to avoid any potential conflict with the other users of this resource due to its quality or quantity

As a contribution to the water-shed in which we capture the water required for the operations in the Llanos 34 Block in Colombia, we built the sewerage and the water waste treatment plant (90% of progress) for a local town with a population of more than 1,300, enhancing the quality of life of its inhabitants and improving the water quality of the river in which the discharge is made.

Biodiversity

Through our biodiversity management, we articulate our efforts to avoid, mitigate and eliminate any impact that may represent a material risk to the biodiversity of the environment where we operate, applying the mitigation hierarchy to protect nature and use it sustainably. We recognize the importance of biodiversity in the areas of our interest since the planning stage of our projects. We are committed to avoiding operations in legally protected areas and taking into account biodiversity value and ecosystem services as a driver to design, plan and execute our projects. We are also taking a no-deforestation and no-net-loss approach to biodiversity. The following action lines guide our decision making related to biodiversity; i) green infrastructure, sustainable use and connectivity, ii) conservation of species of wild flora and fauna, iii) strengthening protected areas in the countries we operate, and iv) biodiversity knowledge management.

In addition, we compensate for our residual impact on biodiversity and, we participate and promote programs related to the rehabilitation, restoration, and conservation of high value ecosystems through strategic alliances for the conservation of biodiversity, strengthening social and cultural connections with nature, and promoting knowledge of the natural wealth of the countries we operate in.

Some of the projects related to biodiversity that contribute to the reduction of biodiversity loss, the promotion of conservation of the environment and the stability of ecosystems during 2024, included:

●	We continue being part of the Putumayo Regional Agreement for Biodiversity and Development, which integrates efforts by the private sector and national and regional entities to preserve the biodiversity and connectivity of this region of the Amazon. As part of this agreement, in 2024, we made a partnership with the Sinch Amazon Institute of Scientific Research, Wildlife Conservation Society - WCS and other Colombian O&G Company, to implement the project call “Ríos diversos” in order to characterize the water’s biological quality in the Putumayo watershed and study its relationship with the local communities.
●	Publication of the book “Biodiversity in the Llanos 34 Block”, through which all the analyses and results of fauna and flora monitoring and biodiversity projects that the Company has historically carried out in its main asset are made available to interested parties.
●	In 2024, based on a partnership with Colombia’s Alexander Von Humboldt Institute, we evaluated our dependencies, impacts, risks and opportunities associated with nature and particularly with biodiversity, using the recommendations of the Taskforce on Nature Related Financial Disclosure (“TNFD”) as a reference. This is part of the Socioecological Action Plan for our operations in Colombia, which are currently the Company’s largest in terms of production, intervention and growth projection.
●	As part of our environmental obligations, we have more than 230 hectares under restoration and conservation action in strategic ecosystems of the Amazonia.
●	In Ecuador, in the canton of Shushufindi, province of Sucumbios, we developed, in coordination with the local and provincial government, a project for the recovery of plant cover in areas of watercourses and estuaries with an ecosystem, landscape and watershed protection approach, in order to improve the natural balance and the biodiversity of the territory.

Climate change

Our response to climate change is contained in our decarbonization plan, which contains the following targets announced in November 2021, following approval of our board of directors:

●	35-40% Greenhouse Gas (“GHG”) emissions intensity reduction of Scope 1 and 2 emissions by 2025;

●	40-60% GHG emissions intensity reduction of Scope 1 and 2 emissions by 2030; and
●	net zero Scope 1 and 2 emissions by or before 2050.

All our abovementioned goals are defined against a 2020 baseline.

These goals take into account the execution of some operational and environmental projects. The following projects are the most relevant achieved during 2024 in Colombia:

●	repair of fugitive emissions in our main producing assets;
●	access clean energy sources via the connection of the Llanos 34 Block to the Colombian electricity grid;
●	reduce the use of boilers; and
●	prepare for the use of previously flared gas, gradually decreasing routine flaring.

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

Integral waste management and circular economy

Regarding the proper management of solid waste generated by our activities, we focus our management on the principles of reduce, reuse, recycle and recover. In this way we ensure the mitigation of environmental impacts, while complying with applicable regulations. In 2023, we continue strengthening our circular economy strategic plan and the roadmap for its implementation. As part of this plan, we are carrying out more than 8 circular initiatives as part of the three (3) circularity models that we have prioritized: i) water management, ii) waste management, and iii) use of gas.

In 2024, GeoPark was recognized by the ACP with the Sustainability Facts award in the implementation of circular models category, for the results of the circular economy strategic plan through which it promotes the efficient management of resource consumption, the maintenance of the value of products and materials, and the minimization of waste generation in its operations.

We continue improving our circular economy plan, defining circular criteria for materials acquisition. Additionally, we have 11 circular initiatives in place in the Company operated assets.

Spill Management

In 2024, we had zero recordable hydrocarbon spills (>=1Bbl uncontained) in our operations.

Our HS Plan

Our health and safety management plan is focused on undertaking realistic and practical programs based on recognized global practices. Our emphasis is on building key principles and company-wide ownership and then expanding programs as we continue growing. Our SPEED philosophy and our HS Plan have been developed with reference to ISO 45000 for occupational health and safety management issues, SA 8000 for social accountability and workers’ rights issues and general guidelines from international entities such as IOGP, IPIECA, IADC and ARPEL. In 2024, our HS Plan focused on four key strategies:

•Leadership and Governance: Reinforcing communications strategy with a focus on “Safety First” messages.

•People Management: Developing a training program for technical and HS competencies.

•Operation Management: Cultivating a culture of operational discipline.

•Contractors Management: Strengthening the procurement process to align with HS requirements.

Our HS Policy

Our policy seeks to meet or exceed safety regulations in the countries in which we operate. We believe that oil and gas can be produced in a safe and healthy environment safeguarding the well-being of all people. Within our SPEED philosophy we have a team that is exclusively focused on promoting the best health and safety practices. This professional and trained team is responsible for the achievement of the health and safety standards set by our board of directors and for training and supporting our personnel. Our senior executives, personnel in the field, visitors and contractors have also received training in proper health, safety and environmental management.

Since 2024, health and safety has become a review topic for the Board’s sustainability committee (SPEED Committee). In this way, the corporate governance of the area has been complemented by integrating it into all aspects of comprehensive sustainability.

Our health and safety practices and outcomes

We continue to improve and update management tools to strengthen our health and safety policy. We have implemented world-class programs focused on analyzing, assessing, and controlling hazards that may cause injury or illness to our employees, contractors, and visitors. Our main occupational health and safety programs are: the proactive observation program (POP), the authority to stop an activity (ADA), the safety operational standard (SOS), management of change (MOC), the incident reporting and investigation (IRIS), the road transportation safety (RTS), and the business continuity master plan (PMCN).

In 2024, we reached several significant milestones, among which the following stand out:

●	Our assets in Ecuador, which maintained a constant operation throughout 2024, had no recordable incidents affecting people.
●	Zero recordable vehicular incidents and zero recordable oil spills in all operations in 2024.
●	Total recordable injury rate (TRIR) and recordable vehicular incidents rate (MVC) goals achieved.
●	Conduct retrospective and strategic meetings with contractors’ managers and perform quarterly reviews with contractor groups including D&C, ALS, O&M and Facilities.
●	Maintained the ISO 45001 certification of our HS management system.

As of December 31, 2024, and for the last twelve months, our HS indicators were the following:

●	People injury. Indicators calculated per 1,000,000 hours worked (for both employees and contractors):
●	Lost time injury rate (LTIR) of 0.32.
●	Total recordable incident rate (TRIR) of 0.64.

●	Zero fatal incidents in the operation.
●	Vehicle incidents, calculated per 1,000,000 kilometers travelled:
●	Zero recordable vehicular incidents rate (MVC).

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

Resolution 40537 of 2024, establishes a series of regulations regarding hydrocarbon exploration and exploitation. In the E&P contracts, operators are afforded access to blocks by committing to perform an exploratory work program. These E&P contracts provide companies with 100% of new production, less the participation of the ANH, which participation may differ for each E&P contract and depends on the percentage that each company has offered to the ANH to be granted with a block, applicable royalties and revenue taxes. In addition, the Colombian government also introduced TEAs, in which companies that enter into TEAs are the only ones to have the right to explore, evaluate and select desirable exploration areas by executing seismic and /or drilling stratigraphic wells and to propose work commitments on those areas, and have a preemptive right to enter into an E&P contract (Right to convert the TEA contract into an E&P contract), thereby providing companies with low-cost access to larger areas for preliminary evaluation prior to committing to broader exploration programs. Under a TEA, the contractor commits to exclusively perform the committed exploration activities.

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

New tax regulations

On February 14, 2025, the Ministry of Finance and Public Credit of Colombia issued Decree No. 175, which establishes tax measures to finance the General Budget of the Nation (PGN). These measures are intended to address the expenses arising from the internal commotion declared in the Catatumbo region, Cúcuta’s metropolitan area, and the municipalities of Río de Oro and González in the department of Cesar. This state of internal commotion has resulted in significant disturbances, including armed confrontations, forced displacements, and threats to civilians, leading to an unexpected demand for additional resources in the PGN. As a result, two key tax measures have been introduced that affect our operations in Colombia.

The first significant change is the creation of a Special Tax for Catatumbo, which applies to the extraction of crude oil and coal at the time of their first sale or export. The tax rate is set at 1% on the value of crude oil and coal, with the tax base determined by the sale price for domestic transactions and the FOB value for exports.

The second change is an increase in the Stamp Tax Rate, which has been temporarily raised from 0% to 1% on public and private documents that record the creation, modification, or extinction of obligations. This tax is applicable to documents exceeding Colombian Pesos 298 million in value (approximately US$0.07 million) and will take effect five business days after the publication of the decree, although the exact publication date has not been confirmed. This modification will impact various legal and financial agreements, including contracts and other documents related to our operations that involve significant monetary obligations.

These tax changes, particularly the Special Tax for Catatumbo, could increase our financial liabilities in Colombia. If the tax is interpreted as multi-phase, it would result in a heavier tax burden, especially for companies involved in both the sale and export of hydrocarbons. We will need to review our contracts with marketers and other stakeholders to assess the financial impact and consider renegotiating terms where necessary to mitigate the effects of this additional tax.

Environmental

Hydrocarbon operations are subject to national comprehensive environmental regulations issued by the Ministry of Environment and Sustainable Development. The permits required for exploration and exploitation activities are granted and followed by ANLA which is an independent entity. Colombian environmental legislation is very robust, and oil and gas is one of the most regulated sectors including seismic programs, exploration, production, transportation of hydrocarbons, decommissioning, restoration and remediation stages.

Decree 1076 of 2015 and further modifications, compile the country’s environmental legal framework prioritizing the recognition of sensitive areas, the country’s biodiversity, the mitigation hierarchy of impacts, the implementation of the best practices of environmental management, the liquid effluent disposal thresholds, the minimum offset measures requirements, among others, in order to achieve the development of the activity with an adequate care of the environment.

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

The Ministry of Energy and Mines (“Ministry of Energy”) regulates and oversees all hydrocarbon-related activities in the country, including exploration, production, transportation, refining and marketing. The Ministry of Energy has absorbed the functions and duties of the Secretariat of Hydrocarbons and, through the Vice-Ministry of Hydrocarbons, oversees awarding, executing and monitoring contracts with private companies for the exploration and production of hydrocarbons. On the other hand, the Agency for Regulation and Control of Energy and Non-Renewable Natural Resources (“ARCERNNR” by its Spanish acronym) has the legal duty to oversee, audit, collect levies and duties on operations, and conduct accounting control of all upstream and downstream hydrocarbon operations.

The Ministry of the Environment, Water and Ecological Transition of Ecuador (“MAATE” by its Spanish acronym) has the legal competence for granting environmental licenses for all oil and gas activities and to ensure such operations are conducted in compliance with environmental laws and regulations. The MAATE is independent from the Ministry of Energy.

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

The taxpaying unit under oil and gas production-sharing contracts is the consortium which, although not a separate legal entity, is considered a partnership for tax purposes. Therefore, taxable income is calculated by the consortium performing the income generating activities with respect to the production sharing agreement awarded to it.

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

Basically, the taxes are:

●	employee profit-sharing (15% of net profits before income tax, out of which 3% has to be distributed to the employees and 12% has to be paid to the government);
●	25% income tax rate;
●	15% value-added tax;

●	money outflow tax, applied to remittances abroad, except when it comes to distribution of profits, with the following rates: 4% until January 31, 2023; 3.75% from February 1, 2023, to June 30, 2023; 3.5% from July 1, 2023, to December 31, 2023; 2% from January 1, 2024, to March 31, 2024; and 5% from April 1, 2024 onwards;
●	municipal taxes; and
●	other fees and contributions charged by petroleum oversight authorities.

GeoPark, as operator of the Espejo Consortium, has entered into an investment agreement with the Ecuadorian Government to carry out several activities under the production sharing agreement. As consideration, the Espejo Consortium, as an income tax payer, obtained a 5% reduction in the statutory income tax rate. Currently, the corporate income tax rate applicable to the Espejo Consortium is 20% by virtue of the investment agreement.

According to Ecuadorian legislation, no value-added tax (“VAT”) credit is available for hydrocarbon industries. This means that VAT-liable taxpayers cannot claim a VAT tax credit. As a result, neither the Espejo Consortium nor its member corporation can claim a VAT tax credit.

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

Argentina

Regulatory framework

The Hydrocarbon Law No. 17,319 (“Federal Hydrocarbons Law”) enacted in 1967 continues in force until today, subject to amendments introduced by the Laws No. 24,145, 26,197 and 27,007, and Section IV of the recently passed Law 27,742 (the “Ley de Bases y Puntos de Partida para la Libertad de los Argentinos” or “Ley de Bases”).

The Federal Hydrocarbons Law provided for the existence of a state-owned oil & gas company (originally, YPF) for whom private companies initially served as service contractors or joint venture partners. But it also provided for a concession & royalty system which became the prevailing contractual granting instrument after the deregulation of petroleum activities introduced by Decrees No. 1055/89, 1212/89 and 1589/89 (the “Petroleum Deregulation Decrees”) and the YPF Privatization Law 24,145 enacted in 1992.

On May 3, 2012, the Argentine Congress passed the Hydrocarbons Sovereignty Law 26,741 which (i) impaired the Deregulation Decrees; (ii) declared that achieving self-sufficiency in the supply of hydrocarbons, shall be a national public interest and a priority for Argentina; and (iii) expropriated 51% of the share capital of YPF then owned by the Spanish company Repsol.

Law No. 27,742 enacted the Incentive Regime for Large Investments (“RIGI”), which establishes a regulatory framework to promote investment in productive projects in certain industries in Argentina, regulating the terms and subjects entitled to participate in such regime, the specific requirements for inclusion in the RIGI, and the conditions under which such inclusion may not be requested; the specific functions and responsibilities of the application authority; tax and customs incentives for utility project vehicles (“VPU”), as well as foreign exchange incentives; stability, compatibility with other regimes and assignments under the RIGI; the termination of incentives under the RIGI; the infringement and recourse regime applicable to the VPU; among others. On August 23, 2024, the Executive Branch issued Decree No. 749/2024, which establishes operational aspects for the purpose of implementing the RIGI and establishes that RIGI does not apply to companies engaged in the extraction of oil and gas.

Eminent Domain and Jurisdiction of hydrocarbons resources

After a constitutional reform enacted in 1994 and passing of Law No. 26,197, eminent domain over hydrocarbon resources lying in the territory of a provincial state is now vested in such provincial state, while eminent domain over hydrocarbon resources lying offshore on the continental platform beyond the jurisdiction of the coastal provincial states is vested in the federal state. Thus, oil and gas exploration permits, and exploitation concessions are now granted by each provincial government.

Hydrocarbon Income Maximization and Exports

Achieving self-sufficiency has been an energy policy goal from the early days of the industry. Supply privileges favoring the domestic market over the export market, including hydrocarbon export restrictions, domestic price controls, price subsidies, export duties and domestic market supply obligations have been implemented several times throughout Argentina’s history.

Nevertheless, with the passing of Section IV of Law No.27,742, said policy goal was abandoned and replaced with a new primary objective for local hydrocarbons regulations to maximize investments and the income obtained from the exploitation of hydrocarbon resources.

By means of the Necessity and Urgency Decree (“DNU”) No. 70/2023, article 609 of Law No. 22,415 was replaced, establishing that the Federal Executive Branch may not establish prohibitions or restrictions to exports or imports for economic reasons and may only be established by Law.

Exports of crude oil, as well as the export of most hydrocarbon products, are permitted provided the lack of objections from the Energy Secretariat in accordance with the regulations issued by the Executive Branch, which must consider (i) the usual requirements related to the access of technically proven resources; and (ii) that the eventual objection of the Energy Secretariat may only be formulated within thirty (30) days of the exports to be made known to it, and must be based on technical or economic reasons related to the security of supply.

Hydrocarbon Exploitation Concessions Terms

With regards to hydrocarbons concessions, three types of exploitation concessions are provided: (i) 25-years conventional concessions; (ii) 35-years unconventional hydrocarbon concessions and (iii) 30-years offshore concessions.

With regards to royalties, while historically a fixed or standardized royalty was foreseen for all concessions, an important modification was introduced by Section IV of the Ley de Bases in the selection procedures, since, although the competitive scheme is maintained, the bidding among the interested parties will be based on the royalty offered. In this scheme, the State will set a reference price based on international markets, and its real value will be estimated by adjusting the values in accordance with the U.S. Consumer Price Index. In this way, the bidder will have to quote a base royalty of 15% with an adjustment (which may be positive or negative) and this will compose the royalty offered for the whole course of the concession. The novelty is that the royalty offered will be maintained if the reference price does not change by more or less than 50% with respect to the price in force at the time of award. If the reference price increases by more than 50%, the concessionaire will pay double the royalty offered for the duration of such increase and, vice versa, will pay half if the reference price decreases by more than 50%.

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

As a result of the privatization of YPF and Gas del Estado, a few common carriers of crude oil and natural gas were chartered and continue to operate to date. Effective February 8, 2019, and with the aim to promote transportation capacity expansions, Decree No. 115/2019 allowed interested shippers to reserve transportation capacity in new or expanded pipelines through freely negotiated capacity reservation agreements.

Taxation

Exploitation concessionaires are subject to the general federal and provincial tax regime. The most relevant federal taxes are the income tax (35%), the value-added tax (21%) and financial transactions tax (1.2%). The most relevant provincial taxes are the turnover tax (3% on average) and stamp tax. Corporate income tax rate may range from 25% to 35% on bands of income that can be adjusted annually.

Since May 2020, export duties are exempted as long as the international Brent price is equal to or lower than US$45/bbl, progressively increasing as the reference price rises up to 8%, a ceiling to be recognized when Brent is equal to or higher than US$60/bbl (as per DNU No. 488/20). During 2023, the rate remained at 8%. On June 2, 2021, the National Congress enacted Law No. 27,630, amending the Income Tax Law, which established new tax rates applicable to corporations of 25%, 30% and 35%, respectively, depending on the net taxable income obtained in each tax period. These amendments are effective for fiscal years beginning on January 1, 2021. Also, the aforementioned law maintains the 7%

tax rate on dividends paid to individuals. Subsequently, by means of Law No. 27,702, the Income Tax, Personal Property Tax and Tax on Debits and Credits in Bank Accounts are extended until December 31, 2027. These amendments are effective for fiscal years beginning on or after January 1, 2021, inclusive.

Tax Benefits of Negotiable Obligations (“ONs”)

Negotiable Obligations (“ONs”) in Argentina are governed by Law 23,576, which provides several tax advantages for issuers and subscribers.

For issuers, the key benefits include:

●	Interest and expense deductions: issuers can deduct accrued interest, updates, and issuance and placement expenses from their income tax base.
●	VAT exemption: financial transactions related to the issuance, subscription, transfer, redemption, and interest on ONs are exempt from VAT.
●	Stamp tax exemption: issuance, subscription, and transfer of ONs under the public offering regime are exempt from stamp tax.

For subscribers:

●	Domestic legal entities: capital gains and interest are subject to income tax and turnover tax.
●	Individuals: domestic individuals are exempt from income and turnover tax on interest and capital gains.
●	Foreign investors: foreign individuals and entities are not subject to income tax or turnover tax on income or capital gains from ONs.

These benefits encourage the use of ONs as a financing tool, offering tax efficiencies for both companies in the hydrocarbon sector and international investors, further enhancing Argentina’s investment attractiveness.

Foreign Exchange Restrictions

The Argentine government has historically implemented foreign exchange controls and restrictions on the transfer of funds in and out of the country. These measures are frequently adjusted based on macroeconomic conditions, foreign currency reserves, and government policies.

As of the date of this annual report, regulations require companies operating in Argentina to obtain approval from the Argentine Central Bank (BCRA) to access the official foreign exchange market (MULC) for payments abroad, including dividend distributions, repayment of intercompany loans, and external debt servicing. Certain transactions, such as payments for imports, may be conducted through the MULC but are subject to regulatory conditions and, in some cases, delays.

Despite these restrictions, companies can transfer funds abroad through alternative mechanisms permitted under the current regulatory framework. These include financing structures, capital contributions, and transactions conducted at financial market exchange rates. Additionally, companies operating under certain promotional regimes, particularly in the hydrocarbon sector, may access preferential foreign exchange conditions, allowing for improved financial planning and operational efficiency. However, differences between the official exchange rate and financial market exchange rates may result in additional costs.

The current Argentine government has publicly expressed its intention to gradually ease foreign exchange restrictions as part of broader economic stabilization efforts. Future regulatory changes could modify access to foreign currency and the conditions under which companies operate in the exchange market, potentially increasing flexibility in capital flows over time.

Environmental

Hydrocarbon operations are subject to concurrent national and provincial environmental statutes and regulations, and to the concurrent jurisdiction of national and provincial environmental and hydrocarbon enforcement authorities. The different hydrocarbon producing provincial states have enacted and enforced comprehensive environmental decommissioning, restoration and remediation frameworks.

Law No. 27,007 provided that the federal state and provincial states will tend to the establishment of a uniform environmental legislation whose priority objective will be to apply the best practices of environmental management to the tasks of exploration, exploitation and/or transportation of hydrocarbons in order to achieve the development of the activity with adequate care of the environment.

These laws and regulations address national environmental issues, including liquid effluent disposal, investigation and cleanup of hazardous substances, natural resource damage claims and tort liability with respect to toxic substances. Provincial regulations may be enacted to complement these national laws and regulations.

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. The price realized for the oil we produce is generally linked to Brent. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions, and a variety of additional factors. For example, during the five-year period from March 1, 2020, to February 28, 2025, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel.

Additionally, the oil and gas we sell may be subject to certain discounts. For example, in Colombia, the realized oil price is based on Brent, adjusted by a differential linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador, for the crude oil of the Putumayo Basin that is transported through Ecuador. In both basins, the reference price is further adjusted for marketing and quality discounts, considering factors such as API gravity, viscosity, sulphur content, delivery point and transport costs.

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

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$24.8 million (US$32.3 million in 2023).

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

Production and operating costs

Our production and operating costs consist primarily of expenses associated with the production of oil and gas, the most significant of which are facilities and wells maintenance (including pulling works), labor costs, contractor and consultant fees, chemical analysis, royalties and economic rights in cash, and consumables, among others. Our production costs may vary as a consequence of the increase or decrease of commodity prices and other factors, such as the increase in energy costs occurred from 2023 and onwards due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power. We have historically not hedged our costs to protect against fluctuations.

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

Contractual obligations

In order to protect our exploration and production rights in our licensed areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P contracts and concession agreements. The costs to maintain or operate our licensed areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various E&P contracts, exploration permits, exploitation concessions, production sharing agreements and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

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

In May 2024, we entered into a farm-out agreement for the acquisition of non-operated working interests in four adjacent unconventional blocks in the world-class Vaca Muerta shale formation in the Neuquén Basin in Argentina. Closing of the transaction is pending customary regulatory approvals from the respective provincial governments. The acquired assets and liabilities, and the results from operations, will be consolidated within our financial information from closing date and onwards. For further information please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina (Vaca Muerta).”

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

As of December 31, 2024, we divided our business into five geographical segments—Colombia, Ecuador, Brazil, Chile (including results until its divestment in January 2024) and Argentina—that corresponded to our principal jurisdictions of operation. Activities not falling into these five geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

Description of principal line items

The following is a brief description of the principal line items of our consolidated statement of income.

Revenue

Revenue includes the sale of crude oil, condensate and natural gas net of value-added tax (“VAT”), and discounts related to the sale (such as API and mercury adjustments) and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. Revenue from the sale of crude oil and gas is recognized when control of the product is transferred to the customer, which is generally when the product is physically transferred into a pipeline or other delivery mechanism and the customer accepts the product. Consequently, our performance obligations are considered to relate only to the sale of crude oil and gas, with each barrel of crude oil equivalent considered to be a separate performance obligation under the contractual arrangements in place.

Commodity risk management contracts

Included realized and unrealized gains and losses arising from commodity risk management contracts that were accounted for as non-hedge derivatives.

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

Write-off of unsuccessful exploration efforts

Upon completion of the evaluation phase, the exploratory prospects are either transferred to oil and gas properties or charged to expense in the period in which the determination is made, depending on whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable. During 2024, we recognized write-off of unsuccessful exploration efforts of US$14.8 million (US$29.6 million in 2023). See Note 19 to our Consolidated Financial Statements.

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

During 2024, no impairment losses were recognized or reversed. We recognized a net impairment loss of US$13.3 million in the Fell Block in 2023, due to the known selling price of the related net assets in the context of the divestment transaction of the Chilean business. See Note 35.3 to our Consolidated Financial Statements.

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

In preparation for continued volatility, we have developed a capital expenditure program for 2025 which is subject to change as a result of market conditions, developments regarding our business, results of operations and financial condition, and other factors. See “Item 4. Information on the Company—B. Business Overview—2025 Strategy and Outlook.”

Year ended December 31, 2024, compared to year ended December 31, 2023

The following table summarizes certain of our financial and operating data for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
			% Change from
	2024	2023	prior year

	(in thousands of US$, except for percentages)

Revenue
Sale of crude oil	648,670	726,947	(11)%
Sale of purchased crude oil	7,177	5,464	31%
Sale of gas	5,076	25,024	(80)%
Commodity risk management contracts designated as cash flow hedges	(85)	(810)	(90)%
Revenue	660,838	756,625	(13)%
Production and operating costs	(164,034)	(232,325)	(29)%
Geological and geophysical expenses	(12,595)	(11,192)	13%
Administrative expenses	(49,534)	(43,969)	13%
Selling expenses	(14,914)	(13,084)	14%
Depreciation	(130,659)	(120,934)	8%
Write-off of unsuccessful exploration efforts	(14,779)	(29,563)	(50)%
Impairment loss recognized for non-financial assets	—	(13,332)	(100)%
Other expenses	(777)	(21,319)	(96)%
Operating profit	273,546	270,907	1%
Financial expenses	(51,551)	(45,815)	13%
Financial income	8,016	6,237	29%
Foreign exchange gain (loss)	12,160	(16,820)	(172)%
Profit before income tax	242,171	214,509	13%
Income tax expense	(145,792)	(103,441)	41%
Profit for the year	96,379	111,068	(13)%

Net production volumes
Oil (mbbl)(2)	12,277	12,395	(1)%
Gas (mcf)(3)	864	5,705	(85)%
Total net production (mboe)	12,421	13,345	(7)%
Average net production (boepd)	33,937	36,563	(7)%
Average realized sales price
Oil (US$ per bbl)	66.0	67.0	(1)%
Gas (US$ per mmcf)	5.9	4.6	28%
Average unit costs per boe (US$)
Operating cost	15.2	12.5	22%
Royalties and economic rights in cash	1.1	7.2	(85)%
Production costs(1)	16.3	19.6	(17)%
Geological and geophysical expenses	1.3	0.9	32%
Administrative expenses	4.9	3.7	32%
Selling expenses	1.5	1.1	34%
(1)	Calculated pursuant to FASB ASC 932.
(2)	We present production figures before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes. Oil production figures presented on page F-74 are net of royalties, economic rights and government’s production share.
(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-75 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
	2024							2023
	Colombia	Ecuador	Brazil	Chile	Argentina	Other	Total	Colombia	Ecuador	Brazil	Chile	Argentina	Other	Total

	(in thousands of US$)
Revenue	619,762	30,567	2,934	398	—	7,177	660,838	702,401	19,097	14,019	15,644	—	5,464	756,625
Depreciation	(121,143)	(8,290)	(1,214)	—	(10)	(2)	(130,659)	(101,666)	(7,096)	(2,332)	(9,815)	(22)	(3)	(120,934)
Impairment and write-off	(6,909)	(7,714)	(156)	—	—	—	(14,779)	(29,563)	—	—	(13,332)	—	—	(42,895)

Revenue

For the year ended December 31, 2024, crude oil sales remained our principal source of revenue, accounting for 98% of our total revenue, followed by purchased crude oil sales of 1% and gas sales of 1%. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2023, to the year ended December 31, 2024.

	For the year ended
	December 31,
	2024	2023

	(in thousands of US$)
Consolidated
Sale of crude oil	648,670	726,947
Sale of purchased crude oil	7,177	5,464
Sale of gas	5,076	25,024
Commodity risk management contracts designated as cash flow hedges	(85)	(810)
Total	660,838	756,625

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
By country
Colombia	619,762	702,401	(82,639)	(12)%
Ecuador	30,567	19,097	11,470	60%
Brazil	2,934	14,019	(11,085)	(79)%
Chile	398	15,644	(15,246)	(97)%
Other	7,177	5,464	1,713	31%
Total	660,838	756,625	(95,787)	(13)%

Revenue decreased 13%, from US$756.6 million for the year ended December 31, 2023, to US$660.8 million for the year ended December 31, 2024. This decline was primarily driven by lower sales volumes during the year. Specifically, sales of crude oil decreased due to a reduction in sold volumes —from 10.8 mmbbl in 2023 to 9.8 mmbbl in 2024— resulting in net oil revenue of US$648.7 million for the year ended December 31, 2024, compared to US$726.9 million for the year ended December 31, 2023. Sales of gas also declined significantly, from US$25.0 million for the year ended December 31, 2023, to US$5.1 million for the year ended December 31, 2024, primarily due to lower natural gas deliveries in Brazil and Chile (following the suspended production in the Manati gas field in Brazil and the divestment of our Chilean operations in January 2024).

The US$95.8 million decrease in total net revenue is explained by i) a decrease of US$82.6 million in Colombia (largely due to lower oil deliveries); ii) an increase of US$11.5 million in Ecuador (driven by higher oil deliveries); iii) a decrease of US$11.1 million in Brazil (resulting from lower gas deliveries); iv) a decrease of US$15.2 million in Chile (following the divestment of operations in January 2024); and v) an increase of US$1.7 million (from the trading activities of the holding company, GeoPark Limited).

Revenue from our Colombian operations for the year ended December 31, 2024, was US$619.8 million, representing 93.8% of our total consolidated sales, compared to US$702.4 million for the year ended December 31, 2023 (92.8% of total consolidated sales). The decrease was primarily due to lower oil deliveries (from 10.5 mmbbl in 2023 to 9.4 mmbbl in 2024), impacted by higher royalties and economic rights paid “in kind” (which affect the quantity of oil available for sale) as compared to royalties and economic rights paid “in cash”, as well as the natural production decline in the Llanos 34 Block and operational disruptions caused by blockades in the Llanos 34 and the CPO-5 Blocks.

Revenue from Ecuador for the year ended December 31, 2024, was US$30.6 million, a 60% increase from US$19.1 for the year ended December 31, 2023. This growth was driven by higher oil deliveries (from 0.27 mmboe in 2023 to 0.44 mmboe in 2024), largely as a result of the successful drilling campaign in the Perico Block. The contribution of Ecuador to our total revenue rose from 2.5% in 2023 to 4.6% in 2024.

Revenue from Brazilian operations for the year ended December 31, 2024, was US$2.9 million, a 79% decrease from US$14.0 million for the year ended December 31, 2023. This decrease was due to significantly reduced gas deliveries (from 0.35 mmboe in 2023 to 0.08 mmboe in 2024), as production at the non-operated Manati gas field was temporarily suspended for unscheduled maintenance from mid-March 2024. The share of total revenue from Brazil dropped from 1.9% in 2023 to 0.4% in 2024.

Revenue from Chile for the year ended December 31, 2024, was US$0.4 million, compared to US$15.6 million for the year ended December 31, 2023, following the divestment of operations in January 2024. Consequently, Chile’s contribution to total revenue decreased from 2.1% in 2023 to 0.1% in 2024.

Revenue from the trading activities performed by our holding company, GeoPark Limited, for the year ended December 31, 2024, was US$7.2 million, compared to US$5.5 million for the year ended December 31, 2023. This represented 1.1% of total revenue in 2024, up from 0.7% in 2023.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2024 and 2023.

	For the year ended December 31,
			% Change
	2024	2023	from prior year

	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Ecuador, Brazil, Chile and Other)
Royalties in cash	(4,189)	(12,845)	(67)%
Economic rights in cash	(6,484)	(72,032)	(91)%
Staff costs and share-based payments	(16,344)	(14,639)	12%
Well and facilities maintenance	(25,631)	(26,089)	(2)%
Operation and maintenance	(8,936)	(8,143)	10%
Consumables	(36,868)	(37,556)	(2)%
Equipment rental	(5,716)	(4,314)	32%
Transportation costs	(5,409)	(5,850)	(8)%
Field camp	(6,401)	(6,546)	(2)%
Safety and insurance costs	(4,937)	(5,487)	(10)%
Personnel transportation	(3,586)	(3,363)	7%
Consultant fees	(3,893)	(2,291)	70%
Gas plant costs	(1,753)	(1,865)	(6)%
Non-operated blocks costs	(22,305)	(20,421)	9%
Crude oil stock variation	(976)	(2,004)	(51)%
Purchased crude oil	(6,274)	(4,666)	34%
Other costs	(4,332)	(4,214)	3%
Total	(164,034)	(232,325)	(29)%

	Year ended December 31,
	2024					2023
	Colombia	Ecuador	Brazil	Chile	Other	Colombia	Ecuador	Brazil	Chile	Other

	(in thousands of US$)
By country
Royalties in cash	(3,953)	—	(224)	(12)	—	(11,201)	—	(1,096)	(548)	—
Economic rights in cash	(6,484)	—	—	—	—	(72,032)	—	—	—	—
Staff costs and share-based payments	(16,337)	(5)	(2)	—	—	(12,006)	(30)	(2)	(2,601)	—
Well and facilities maintenance	(23,524)	—	(1,764)	(343)	—	(23,280)	(2)	(1,439)	(1,368)	—
Operation and maintenance	(8,747)	(189)	—	—	—	(8,143)	—	—	—	—
Consumables	(36,502)	(318)	—	(48)	—	(36,078)	(121)	—	(1,357)	—
Equipment rental	(5,138)	(578)	—	—	—	(3,461)	(838)	—	(15)	—
Transportation costs	(5,359)	(55)	—	5	—	(5,145)	(73)	—	(632)	—
Field camp	(6,369)	(30)	—	(2)	—	(5,761)	(9)	—	(776)	—
Safety and insurance costs	(4,742)	(2)	(187)	(6)	—	(5,075)	(45)	(183)	(184)	—
Personnel transportation	(3,556)	(17)	—	(13)	—	(3,211)	(45)	—	(107)	—
Consultant fees	(3,778)	—	(37)	(78)	—	(2,241)	(42)	(8)	—	—
Gas plant costs	(138)	—	(1,615)	—	—	(131)	—	(1,734)	—	—
Non-operated blocks costs	(14,515)	(7,678)	(112)	—	—	(12,168)	(8,145)	(108)	—	—
Crude oil stock variation	(357)	(619)	—	—	—	(1,012)	(891)	—	(101)	—
Purchased crude oil	—	—	—	—	(6,274)	—	—	—	—	(4,666)
Other costs	(4,135)	(58)	(199)	60	—	(3,301)	—	(376)	(537)	—
Total	(143,634)	(9,549)	(4,140)	(437)	(6,274)	(204,246)	(10,241)	(4,946)	(8,226)	(4,666)

Consolidated production and operating costs decreased 29%, from US$232.3 million for the year ended December 31, 2023, to US$164.0 million for the year ended December 31, 2024, primarily due to a decrease in royalties and economic rights paid in-cash.

Production and operating costs in Colombia decreased by 30%, to US$143.6 million for the year ended December 31, 2024, as compared to US$204.2 million for the year ended December 31, 2023, primarily due to lower royalties and economic rights which decreased by US$72.8 million, mainly due to a decrease in the mix of royalties and economic rights paid “in-cash” as compared to royalties and economic rights paid “in-kind”. This change caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from year to year, which are compensated for variations in the quantities of oil sales impacting the ‘revenue’ line item in the Consolidated Statement of Income. The decrease is partially offset by other factors such as inflationary pressures and the revaluation of the local currency in Colombia, affecting costs denominated in such local currency.

Production and operating costs in Ecuador were US$9.5 million for the year ended December 31, 2024, compared to US$10.2 million the year ended December 31, 2023, not showing significant variation from year to year.

Production and operating costs in Brazil decreased by 16%, to US$4.1 million for the year ended December 31, 2024, as compared to the year ended December 31, 2023, mainly resulting from lower royalties due to the suspended production in the Manati gas field.

Production and operating costs in Chile decreased by 95% to US$0.4 million due to its divestment in January 2024.

Purchases of crude oil for the trading operation performed by the holding company, GeoPark Limited, amounted to US$6.3 million and US$4.7 million for the years ended December 31, 2024, and 2023, respectively.

Geological and geophysical expenses

Geological and geophysical expenses increased by 13%, from US$11.2 million for the year ended December 31, 2023, to US$12.6 million for the year ended December 31, 2024, as the result of higher exploratory activities.

Administrative costs

Administrative costs increased by 13%, from US$44.0 million for the year ended December 31, 2023, to US$49.5 million for the year ended December 31, 2024, as the result of one-off expenses related to organizational structure optimization including severances and hiring bonuses, advisory services related to new business efforts including the acquisition in Argentina (“Vaca Muerta”) and the proposed acquisition of certain Repsol exploration and production assets in Colombia (detailed in Notes 35.1 and 35.2 to our Consolidated Financial Statements), and the impact of higher activity on the overhead billed by the operator in the Perico and Llanos 32 Blocks in Ecuador and Colombia, respectively.

Selling expenses

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	(11,840)	(10,976)	(864)	8%
Ecuador	(3,074)	(1,850)	(1,224)	66%
Chile	—	(258)	258	(100)%
Argentina	—	—	—	—%
Total	(14,914)	(13,084)	(1,830)	14%

Selling expenses increased by 14%, from US$13.1 million for year ended December 31, 2023, to US$14.9 million for the year ended December 31, 2024, primarily due to higher deliveries in the Perico Block in Ecuador and deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Depreciation

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	(121,143)	(101,666)	(19,477)	19%
Ecuador	(8,290)	(7,096)	(1,194)	17%
Brazil	(1,214)	(2,332)	1,118	(48)%
Chile	—	(9,815)	9,815	(100)%
Argentina	(10)	(22)	12	(55)%
Other	(2)	(3)	1	(33)%
Total	(130,659)	(120,934)	(9,725)	8%

Depreciation charges increased by 8% from US$120.9 million for the year ended December 31, 2023, to US$130.7 million for the year ended December 31, 2024, primarily due to an increase in the depreciation cost per boe in the CPO-5 Block in Colombia as a consequence of higher capitalized costs at the end of 2023 and lower proved and probable reserves at the end of 2024, as well as higher production sold in the Llanos 123 and Perico Blocks in Colombia and Ecuador, respectively, partially offset by the divestment of the Chilean business in January 2024 and the suspended production in the Manati gas field in Brazil since mid-March 2024.

Operating profit

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	298,158	321,512	(23,354)	(7)%
Ecuador	(1,102)	(1,912)	810	(42)%
Brazil	(7,159)	4,514	(11,673)	(259)%
Chile	(116)	(21,878)	21,762	(99)%
Argentina	(5,052)	(11,189)	6,137	(55)%
Other	(11,183)	(20,140)	8,957	(44)%
Total	273,546	270,907	2,639	1%

We recorded an operating profit of US$273.5 million for the year ended December 31, 2024, compared to US$270.9 million for the year ended December 31, 2023, as a result of the reasons described above.

In 2024, we recorded write-off of unsuccessful exploration efforts of US$14.8 million that corresponded to two exploratory wells drilled in the CPO-5 Block (Colombia), and two exploratory wells drilled in the Espejo Block (Ecuador).

In 2023, we recorded write-off of unsuccessful exploration efforts of US$29.6 million that corresponded to three exploratory wells drilled in the Llanos 87 Block (Colombia), an exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

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

Financial results

Net financial expense was US$43.5 million for the year ended December 31, 2024, compared to US$39.6 million for the year ended December 31, 2023. The variation mainly corresponds to costs related to the financing required for the proposed acquisition of certain Repsol exploration and production assets in Colombia and the offtake and prepayment agreements with Vitol and Trafigura. For further information about these transactions, please see “Item 4. Information on the Company—B. Business Overview—Proposed Acquisition of Certain Repsol Exploration and Production Assets in Colombia” and  “Item 4. Information on the Company—A. History and development of the company—Funding”, respectively.

Foreign exchange gain (loss)

Foreign exchange difference was a gain of US$12.2 million for the year ended December 31, 2024, compared to a loss of US$16.8 million for the year ended December 31, 2023. The results in both years mainly correspond to the effect of the fluctuation of the local currency in Colombia on the liabilities held in that currency, such as the income tax payable, the provision for asset retirement obligation and other environmental liabilities, and the lease liabilities. The Colombian Peso devalued by 15% in 2024 and revalued by 21% in 2023.

Profit before income tax

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	302,277	287,243	15,034	5%
Ecuador	(1,506)	(3,188)	1,682	(53)%
Brazil	(9,620)	5,504	(15,124)	(275)%
Chile	(82)	(23,462)	23,380	(100)%
Argentina	(4,202)	(6,933)	2,731	(39)%
Other	(44,696)	(44,655)	(41)	0%
Total	242,171	214,509	27,662	13%

For the year ended December 31, 2024, we recorded a profit before income tax of US$242.2 million, compared to a profit of US$214.5 million for the year ended December 31, 2023, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	(141,525)	(96,770)	(44,755)	46%
Ecuador	(2,686)	198	(2,884)	(1,457)%
Brazil	(246)	(396)	150	(38)%
Chile	—	(3,878)	3,878	(100)%
Other	(1,335)	(2,595)	1,260	(49)%
Total	(145,792)	(103,441)	(42,351)	41%

Our consolidated effective tax rate was 60% for the year ended December 31, 2024, compared to 48% in 2023. The increase in the effective tax rate was primarily due to the effect of the devaluation of the local currency in Colombia on the tax bases of property, plant and equipment, as well as tax losses that were non-deductible for being incurred in non-taxable jurisdictions or entities (mainly Bermuda and the Espejo Consortium in Ecuador). Current effective tax rate was 45% for the year ended December 31, 2024, compared to 50% in 2023, reflecting tax efficiencies; while the abovementioned effect of the devaluation of the local currency in Colombia on the tax bases of property, plant and equipment affected deferred effective tax rate.

In 2024 and 2023, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The applicable surcharge for 2024 and 2023 was 10%.

Profit for the year

	Year ended December 31,		Change from prior year
	2024	2023		%

	(in thousands of US$, except for percentages)
Colombia	160,752	190,473	(29,721)	(16)%
Ecuador	(4,192)	(2,990)	(1,202)	40%
Brazil	(9,866)	5,108	(14,974)	(293)%
Chile	(82)	(27,340)	27,258	(100)%
Argentina	(4,202)	(6,933)	2,731	(39)%
Other	(46,031)	(47,250)	1,219	(3)%
Total	96,379	111,068	(14,689)	(13)%

For the year ended December 31, 2024, we recorded a net profit of US$96.4 million as a result of the reasons described above, compared to a net profit of US$111.1 million for the year ended December 31, 2023.

Year ended December 31, 2023, compared to year ended December 31, 2022

For a discussion of the results of our operations for the year ended December 31, 2023, compared to the year ended December 31, 2022, please refer to “Item 5.—A. Operating Results—Results of Operations for the Year Ended December 31, 2023, compared to the year ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023.

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

We believe that our current operations and 2025 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies. See “Item 4. Information on the Company—B. Business Overview—2025 Strategy and Outlook.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview—2025 Strategy and Outlook”.

In the year ended December 31, 2024, we had total capital expenditures related to the purchase of property, plant and equipment of US$191.3 million (US$167.0 million, US$24.1 million and US$0.2 million, in Colombia, Ecuador and Brazil, respectively).

In the year ended December 31, 2023, we had total capital expenditures related to the purchase of property, plant and equipment of US$199.0 million (US$178.1 million and US$20.9 million in Colombia and Ecuador, respectively).

We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects. We expect to incur capital expenditures ranging from US$275.0 million to US$310.0 million during 2025 (including amounts we expect to spend at Vaca Muerta after the closing of the acquisition), of which approximately 70% will be allocated to Argentina and approximately 30% to Colombia, with a target to drill 23 to 31 gross wells plus infrastructure and facilities. Our 2025 work plan considers approximately 65% to be allocated to development and approximately 35% to be allocated to exploration and appraisal activities. This expected allocation of capital expenditures is subject to change as a result of market conditions, developments regarding our business, results of operation and financial condition, and other factors.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2024	2023	2022

	(in thousands of US$)
Cash flows from (used in)
Operating activities	471,031	300,938	467,471
Investing activities	(226,855)	(198,590)	(153,673)
Financing activities	(99,240)	(98,721)	(286,552)
Net increase (decrease) in cash and cash equivalents	144,936	3,627	27,246

Cash flows from operating activities

For the year ended December 31, 2024, cash flows from operating activities were US$471.0 million, a 57% increase from US$300.9 million for the year ended December 31, 2023, mainly resulting from an oil sales prepayment of US$152 million drawn from the offtake and prepayment agreement with Vitol in November 2024, as well as lower income tax paid, which was driven by: i) a decrease in the accrual of income taxes for the year 2023 to be paid in 2024 (due to lower taxable results in 2023, as compared to 2022), and ii) a reduction of the rates of self-withholding taxes and withholding taxes from clients applicable to companies engaged in the extraction of crude oil like GeoPark. Those effects were partially offset by lower operating results from operations.

For the year ended December 31, 2023, cash flows from operating activities were US$300.9 million, a 36% decrease from US$467.5 million for the year ended December 31, 2022, mainly resulting from the decrease in revenues reflecting lower oil and gas prices in 2023.

Cash flows used in investing activities

For the year ended December 31, 2024, cash flows used in investing activities were US$226.9 million, a 14% increase from US$198.6 million for the year ended December 31, 2023. This variation is primarily explained by the advance payment of US$38 million for the Argentina (Vaca Muerta) acquisition in May 2024.

For the year ended December 31, 2023, cash flows used in investing activities were US$198.6 million, a 29% increase from US$153.7 million for the year ended December 31, 2022. This variation is primarily explained by an increase of US$30.2 million in capital expenditures related to the purchase of property, plant and equipment.

Cash flows used in financing activities

Cash flows used in financing activities were US$99.2 million for the year ended December 31, 2024, compared to US$98.7 million used in financing activities for the year ended December 31, 2023. This variation was mainly related to higher repurchase of own common shares, partially offset by proceeds from a short-term financial loan granted in Argentina and lower lease payments.

Cash flows used in financing activities were US$98.7 million for the year ended December 31, 2023, compared to US$286.6 million used in financing activities for the year ended December 31, 2022. This variation was mainly related to the repayment of financial debt during 2022.

Indebtedness

As of December 31, 2024, and 2023, we had total outstanding indebtedness of US$514.3 million and US$501.0 million, respectively, as set forth in the table below.

	As of December 31,
	2024	2023

	(in thousands of US$)
Notes due 2027	504,535	500,981
Promissory note	9,798	—
Total	514,333	500,981

Our material outstanding indebtedness as of December 31, 2024 is described below.

Notes due 2027

General

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. Final maturity will be January 17, 2027. On January 31, 2025, after the balance sheet date, we repurchased a portion of our Notes due 2027 for a nominal amount of US$405.3 million though a concurrent tender offer. For further information about the partial repayment of the Notes due 2027, please refer to Note 37.1 to our Consolidated Financial Statements.

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

The indenture governing our Notes includes certain tests that must be satisfied before incurring additional debt, as well as other matters, and which provide among other things, that the net debt to Adjusted EBITDA ratio should not exceed 3.25 and the Adjusted EBITDA to interest ratio should exceed 2.5. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes, other than certain categories of permitted debt. We must test incurrence covenants before incurring additional debt or performing certain corporate actions including but not limited to making dividend payments, restricted payments and others (in each case with certain specific exceptions).

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

Promissory note

On December 3, 2024, our local subsidiary in Argentina executed a promissory note with AdCap Securities Argentina S.A. for an amount in local currency equivalent to US$10.0 million, minus interests and other issuance costs, which were deducted at the execution date. The interest rate is 3% per annum and final maturity will be July 3, 2025.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024, or as of December 31, 2023.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company——B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to properties.”

D.    Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company—B. Business Overview—2025 Strategy and Outlook.”

E.    Critical accounting policies and estimates

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and executive officers

Board of directors

Our board of directors is currently composed of nine members. Our directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The term for the current directors expires on the date of our next annual general meeting of shareholders to be held in 2025.

The current members of the board of directors were appointed at our annual general meeting held on July 24, 2024. The table below sets forth certain information concerning our current board of directors. All ages are current as of April 2, 2025.

			At the Company
Name	Position	Age	since
Sylvia Escovar Gómez (1)(2)	Chair and Director	63	2020
James F. Park	Deputy Chair, Director and Co-founder	69	2002
Robert Bedingfield (1)(2)	Director	76	2015
Constantin Papadimitriou (1)(2)	Director	64	2018
Somit Varma (1)(2)	Director	64	2020
Brian F. Maxted (1)	Director	67	2022
Carlos E. Macellari	Director	71	2022
Marcela Vaca	Director	56	2012
Andrés Ocampo	Chief Executive Officer and Director	47	2010
(1)	Independent director under SEC Audit Committee rules.
(2)	Member of the Audit Committee.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business address for our directors is Calle 94 No. 11-30, 8th floor, Bogotá, Colombia.

Sylvia Escovar Gómez has been a member of our board of directors since August 2020 and was appointed as Chair on June 6, 2021. An economist by training, she received her undergraduate degree from the Universidad de Los Andes in Colombia. She has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was the CEO of Terpel S.A., a fuel distribution company that operates in Colombia, Ecuador, Panama, Peru and the Dominican Republic from 2012 until December 2020. In 2014, Ms. Escovar was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. In 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. In 2023, Forbes named Sylvia Escovar as one of the 100 most powerful women in Colombia. Ms. Escovar’s other Board memberships include Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá, Organización Corona S.A., Organización Terpel and Grupo Energía Bogotá.

James F. Park since co-founding the Company in 2002, has served for 20 years as our Chief Executive Officer until his retirement effective June 30, 2022. He initially founded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today. He continues to serve as Vice Chairman of our board of directors and advisor to the team. Beginning as a drilling rig roughneck in his teenage years, Mr. Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East - and with a successful emphasis on people, communities, and the environment. He earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the University of Texas. Mr. Park is a member of the board of directors of GoodRock LLC, Spark Resources LLC and Rocabuena S.A.S., and is a former Board member of the humanitarian non-profit SEE (Surgical Eye Expeditions) International, and the service and advocacy non-profit Girls, Inc. He is a member of the AAPG and SPE, has a degree in environmental management, and has lived in Latin America since 2002.

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

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou was for 18 years the Head of General Oriental Investments S.A., the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith. During his tenure at the Cavamont group, Mr. Papadimitriou was initially responsible for Treasury Management, then the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is a founding partner of Diorasis International, a company mainly focusing on investments in Greece and the broader Balkans in Aquaculture, and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University. Mr. Papadimitriou is currently a member of the board of directors of Cavamont Holdings Limited, Diorasis International S.A. and Tellco AG.

Somit Varma has been a member of our board of directors since August 2020. He has been a proven and respected investor in oil, gas, mining, and infrastructure projects across the globe for more than three decades. During his time at the International Finance Corporation (IFC), he was the Global Head of Oil, Gas, Mining and Chemicals, Chairman of the IFC Oil, Gas, Mining and Chemicals Investment Committee and Chairman of the Global Gas Flaring Reduction Partnership. From 2011 until July 2020, Mr. Varma was a partner of the Energy Group at Warburg Pincus LLC, one of the world’s premier private equity firms. Throughout his tenure at Warburg Pincus, Mr. Varma served on the boards of several international energy companies where he worked with management teams on a diverse set of issues including new acquisitions, strategic partnerships, capital allocation, risk management, succession planning, and growing and mentoring teams. Mr. Varma was Chairman of the Energy and Infrastructure Council of EMPEA, the global industry association for private capital in emerging markets. He is also currently an advisor to a global private equity firm and a family office. Mr. Varma earned his MBA at Boston University before attending the Executive Development Program at Harvard Business School.

Brian F. Maxted has been a member of our board of directors since July 2022. He holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle-upon-Tyne. Mr. Maxted is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years. He spent the first part of his professional life from the late 1970s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990s. During the second half of his career from the mid-1990s through the 2010s Mr. Maxted held various exploration leadership roles for US-based independents, including Triton Energy and Hess Corporation. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and Board Director of Kosmos Energy. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy – now Lapis Carbon Solutions Holdings LP, a company focused on carbon solutions in the US Lower 48, where he currently serves as Chair of the Board. Mr. Maxted is also a member of the board of directors of Triple 7 Energy Inc.

Carlos E. Macellari has been a member of our board of directors since July 2022. He holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master’s degree and a PhD in geology from Ohio State University. He has over 30 years of successful exploration, development and management experience in the oil and gas industry across several continents, at Tecpetrol, Repsol YPF, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Pecten International (Shell Oil). As Director of Exploration and Development for Tecpetrol, he led the subsurface team responsible for making Fortín de Piedra the largest gas producing block in Argentina, and the discovery and development of the Pendare Field in Colombia. As Worldwide Director of Geology, he also led the technical group behind Repsol’s exploration success in locations such as Libya, Algeria, Pre-Salt Brazil, the Gulf of Mexico, Venezuela and Peru. He has published over 50 technical papers and has been guest lecturer in numerous international forums. He is the founder of the Journal of South American Earth Sciences, has lectured several courses in the USA, Colombia, Spain and Argentina and is currently a professor for postgraduate students at Universidad Nacional de La Plata. At present he is an independent consultant on oil and gas exploration and production after founding and managing Andes Energy Consulting and since 2024 independent board member at Olympic Peru Inc.

Marcela Vaca joined GeoPark in August 2012 and served as General Director until August 2022. She has been a member of our board of directors since July 2022. She has more than 20 years of experience in planning, legal, environmental and social articulation and management of hydrocarbon exploration and production projects in Colombia and elsewhere in Latin America. Under her leadership as Director for Colombia and General Director, GeoPark became one of the leading oil and gas companies in the country. She plays a crucial role in advancing GeoPark’s diversity, equality and inclusion efforts, and promotes female empowerment as a key to the economic development of Latin America. Prior to joining our company, for nine years Ms. Vaca was the CEO of the Hupecol Group, where her achievements included leading the development of the Caracara field and the construction of the Jaguar–Santiago Pipeline. From November 2000 to June 2003, she worked as Legal, Administrative and External Affairs Manager at GHK Company Colombia. Bloomberg Linea includes Ms. Vaca in its 500 most influential people in Latin America, and in 2020, 2021 and 2022 Forbes named her as one of the 50 most powerful women in Colombia. Ms. Vaca was a member of the board of directors of the Colombian Oil Association (ACP, Asociación Colombiana de Petróleo) from 2010 to 2021 and served as Chair of the Board until March 2022. Ms. Vaca graduated in Law with a specialization in Commercial Law from the Pontificia Universidad Javeriana in Colombia and is a Fulbright Scholar with a Summa Cum Laude Master (LLM) from Georgetown University in the USA. Currently, Ms. Vaca serves as board member at Corficolombiana, Fundación Juanfe and Women in Connection, a private non profit association.

Andrés Ocampo has served as our Chief Executive Officer and as a member of our board of directors since July 2022. He previously served as our Chief Financial Officer (from November 2013 through June 2022) and Director of Growth and Capital Markets (from January 2011 through October 2013), and has been with our company since July 2010. Mr. Ocampo holds a Bachelor’s degree in Economics from Universidad Católica Argentina, has more than 17 years of experience in business and finance. Mr. Ocampo has been instrumental in helping GeoPark reach some of its greatest milestones, including its entry into Colombia and Brazil, the IPO on the New York Stock Exchange, the acquisition of Amerisur Resources and significant acreage expansion in Colombia. Our board of directors appointed Mr. Ocampo to serve as Chief Executive Officer of the Company effective July 1, 2022, by virtue of his wide experience in business management and finance together with his character, vision, knowledge of the Company and his proven ability to lead successful teams. Before joining our Company, Mr. Ocampo worked at Crédit Agricole Corporate & Investment Bank and Citigroup, focusing on the oil and gas and commodities industries.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our current executive officers. All ages are current as of April 2, 2025.

			At the Company
Name	Position	Age	since
Andrés Ocampo	Chief Executive Officer and Director	47	2010
Jaime Caballero Uribe	Chief Financial Officer	50	2024
Rodrigo Dalle Fiore	Chief Exploration and Development Officer	46	2023
Rodolfo Martín Terrado	Chief Operations Officer	50	2018
Mónica Jiménez	Chief Strategy, Sustainability and Legal Officer	49	2022
Agustina Wisky	Chief People Officer	48	2002

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

Rodrigo Dalle Fiore has served as our Chief Exploration and Development Officer since February 2025. He has worked in the oil and gas industry in Latin America for over 20 years. Since joining the Company in 2023 as Inorganic Growth, Unconventional & Portfolio Director he has been key in identifying and materializing strategic opportunities for the Company, the most important of which was the Company’s entry into Vaca Muerta, the fastest growing play in Latin America today. Prior to joining GeoPark, in his capacity as New Energies Corporate Manager at Ecopetrol, Mr. Dalle Fiore was responsible for positioning the group as a regional leader in the energy transition, and he was also on the Board of Directors of Ecopetrol E&P’s international subsidiaries in the Permian basin, Gulf of Mexico and offshore Brazil. His earlier positions at Ecopetrol were Corporate VP of Development and Enhanced Recovery Development Manager. Mr. Dalle Fiore began his career at Pan American Energy as a well and facilities operator before eventually becoming Operations Manager at the Cerro Dragon field. A Chemical Engineer from the University of Cordoba in Argentina, he holds a Global Executive MBA from IESE Business School, a specialization in Oil and Gas Reservoirs from the Faculty of Natural Sciences at the Patagonia San Juan Bosco University in Argentina, and a specialization in Oil and Gas Technology from the Technological Institute of Buenos Aires (ITBA).

Rodolfo Martín Terrado has served as our Chief Operations Officer since July 2022. He previously served as our Director of Operations since he joined GeoPark in August 2018. Mr. Terrado has more than 25 years of experience in the oil industry, working in field development and operations. Mr. Terrado has a degree in Petroleum Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from the IAE Business School at the Universidad Austral in Buenos Aires. He is a member of the Society of Petroleum Engineers (SPE). Prior to joining GeoPark, Mr. Terrado worked for Petrolera Argentina San Jorge and Chevron San Jorge S.A. in different international operations, including in Argentina, the United States and Venezuela. Mr. Terrado previously led heavy oil operations in Venezuela assets and his prior responsibilities include waterflooding, CO2 flooding and unconventionals.

Mónica Jiménez has served as our Chief Strategy, Sustainability and Legal Officer and Secretary of the Company since August 2022. She leads the strategy and sustainability (ESG) within the Company and leads the governance and legal team. Mrs. Jiménez is an experienced attorney in corporate and international law in Canada and Colombia with extensive experience in international commercial and investment arbitration. After living in Canada for more than 16 years, Mrs. Jiménez was Vice President of Corporate Affairs and Secretary General of Ecopetrol (NYSE), Colombia’s largest company, before joining GeoPark. Mrs. Jiménez studied Law at Universidad the Los Andes, has a postgraduate degree in Civil Liability and Damages from the Universidad Externado de Colombia, and a Master of Science in Development Studies from the London School of Economics (LSE). Recognized as one of the leading in-house lawyers in Colombia by The Legal 500 GC Powerlist: Colombia 2022, 2023 and 2024, Mrs. Jiménez is a current member of the International Court of Arbitration of the International Chamber of Commerce (ICC). She has served as board member of several companies and is currently a member of the Board of Grupo Bolivar S.A. and Cenconsud.

Agustina Wisky is GeoPark’s Chief People Officer, responsible for enriching and promoting an organizational culture based on trust, teamwork, continuous improvement, mutual respect, and diversity. Mrs. Wisky has been with the Company since it was founded in 2002, and she created and has led the People department for over 15 years, guided by the principles of attracting, motivating and developing the best professionals, and ensuring the comprehensive wellbeing of staff and their families. She previously held the position of Performance Director at GeoPark. Before joining GeoPark, Mrs. Wisky worked at PricewaterhouseCoopers and AES Gener in Argentina. Mrs. Wisky is a Public Accountant and has a master’s degree in Human Resources from the IAE Business School of the Universidad Austral in Buenos Aires, Argentina. Thanks to Mrs. Wisky’s leadership in the implementation of inclusion and diversity best practices, GeoPark won the Equipares Silver Award in 2020, which is given by the Government of Colombia with technical support from the United Nations Development Program. GeoPark was furthermore included in the Bloomberg Gender-Equality Index (GEI) in 2022, which evaluates the performance of listed companies that are committed to transparency in gender reporting.

B.      Compensation

Executive officers and director compensation

For the year ended December 31, 2024, we paid an aggregate of US$1.8 million to the members of our board of directors for their services in all capacities. This does not include payments made to executive directors Mr. Andrés Ocampo and Mr. Carlos Macellari (who served as interim Chief Exploration Officer from June 1, 2024, to December 31, 2024), as they only received compensation in their capacity as executive officers (as described below). Disclosure of compensation on an individual basis is included in Note 11 to our Consolidated Financial Statement.

During this same period, we paid an aggregate of US$9.6 million for salaries and other benefits (including with respect to grants of awards under the LTIP Executives and contingent amounts or deferred compensation accrued for the year, even if payable at a later date) to the executive officers of the Company for their services in all capacities.

Annual Bonus Program

Our Corporate Governance Guidelines set forth that the Compensation Committee will evaluate annually the performance of the Chief Executive Officer and the other executive officers of the Company based on objective and relevant corporate goals and that the board of directors, in consultation with and at the recommendation of the Compensation Committee will review executive officers’ annual performance evaluations. In addition, the Charter of the Compensation Committee establishes that the Committee shall review and approve written annual and longer-term corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, making sure that they are appropriately linked to the Company’s strategy.

In this regard, the Compensation Committee reviews and approves the annual performance scorecard that contains the performance metrics and objective criteria against which the Chief Executive Officer and the other executive officers are evaluated. Depending on the performance evaluation, the amounts to be paid to the Chief Executive Officer and the other executive officers as annual bonuses are recommended by the Committee and submitted to be approved by our board of directors. The total bonus amount approved by our board of directors on March 27, 2025, based on a 2024 Scorecard result of 80%, amounts to US$1.4 million, of which 20% is contingent on closing of the Argentina (Vaca Muerta) acquisition.

CEO Consultant Agreement

Mr. James F. Park (former CEO of the Company and current non-executive member of the board of directors and consultant of the Company, advising on M&A and strategic matters) has a consulting agreement with the Company, which was approved by the board of directors. Such agreement governs his consulting services and does not provide for payments upon a termination of service (other than previously earned or accrued amounts).

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

In the event of a termination of the executive’s employment without cause, resignation for good reason or termination due to the executive’s death or disability within 24 months following a change in control, the executive will be entitled to receive the following, subject to the execution of a release of claims: (i) cash severance in an amount equal to 2 times the sum of (a) the executive’s annual base salary, (b) the average of any cash bonuses paid in the two years preceding the termination date and (c) an amount equal to the lesser of 15% of the executive’s annual base salary or US$50,000; and (ii) to the extent permitted by applicable law, continued health benefits, at the Company’s cost, for 12 months following their termination of employment. In addition, the Severance Plan provides that, in the event an executive has relocated at the Company’s request and is terminated during the 12 months following the change in control, the executive will be provided the costs for relocation back to their home country.

In the event of a termination of the executive’s employment without cause, resignation for good reason or termination due to the executive’s death or disability, other than in the 24 months following a change in control, then, subject to the execution of a release of claims, the executive will be entitled to the following benefits: (i) cash severance in an amount equal to 1.5 times (or, in the case of the CEO, 2 times) the sum of (a) the executive’s annual base salary, (b) the average of any cash bonuses paid in the two years preceding the termination and (c) an amount equal to the lesser of 15% of the executive’s annual base salary or US$50,000, and (ii) to the extent permitted by applicable law, continued health benefits, at the Company’s cost, for 12 months following their termination of employment. In addition, the executive’s unvested equity awards will accelerate pro-rata (in the case of performance equity awards, subject to achievement of the applicable performance metrics).

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

The following table sets forth the common share awards granted to our employees and executive officers under the Plan which are outstanding as of the date of this annual report:

Number of underlying common shares outstanding	Grant date	Vesting date
800,000 (1)	01/01/2020	01/02/2023
215,000 (2)	03/31/2022	03/31/2025	(3)
25,000 (4)	03/31/2022	03/31/2025
197,197 (5)	02/14/2023	01/02/2026
1,000,000 (6)	01/02/2023	01/02/2026
55,000 (7)	(8)	(8)
351,971 (9)	02/14/2024	01/02/2027
287,656 (10)	02/14/2025	01/02/2028
200,000 (11)	(12)	(12)
(1)

On November 6, 2019, our board of directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. Considering the performance conditions, the Compensation Committee determined that only a total of 152,030 shares have vested. As of December 31, 2024, 91,759 shares have been exercised, with a remaining amount of 60,271 shares to be exercised.

(2)	Retention and Hiring Bonus scheme.
(3)	The vesting date is March 31, 2025, or 3 years from grant date.
(4)

Employment agreement. The awards granted under this agreement vest in three annual installments (March 31, 2023, March 31, 2024, and March 31, 2025). As of December 31, 2024, 16,666 shares have been exercised, with a remaining amount of 8,333 shares to be exercised.

(5)	LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2026.
(6)	LTIP Employees approved in December 2022. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2026.
(7)	One-time Bonus.
(8)	The vesting date is 3 years from each grant date, which ranges between January 2027 and February 2028.
(9)	LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2027.
(10)	LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2028.
(11)	Retention and Hiring Bonus scheme.
(12)	The vesting date is 3 years from each grant date. For further information, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employees—Retention and Hiring Bonus Scheme.”

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

Retention and Hiring Bonus Scheme

On March 4, 2025, our board of directors approved a pool of 200,000 shares oriented for retention of key employees and new hires bonuses. Awards are granted at hiring, upon promotion or as a form of special recognition. The vesting date is 3 years from grant date. Employees must remain with the Group until the vesting date and achieve a minimum individual performance evaluation score of 2 (target).

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

In 2022, the Compensation Committee approved grants with respect to the LTIP Executives of an estimated 571,984 total shares, to vest during a three-year period. On February 17, 2023, February 26, 2024, and March 4, 2025, the Compensation Committee approved new grants of 197,197, 351,971 and 287,656 shares to vest during a three-year period.

On January 25, 2023, February 26, 2024, and March 25, 2025, the Compensation Committee determined that 246,110, 86,602 and 93,326 shares, respectively, should be delivered to the participants according to the abovementioned grants.

Non-Executive Director Equity Incentive Plan

In August 2014, our board of directors adopted the Non-Executive Director Equity Incentive Plan in order to grant shares to non-executive directors as part of their compensation program for serving as directors (the “Non-Executive Director Plan”). The Non-Executive Director Plan was amended and restated in October 2016, when an additional 1,000,000 shares were registered as the maximum number of shares available to be issued under this plan. Moreover, the Non-Executive Director Plan was amended and restated for the second time by our board of directors on August 12, 2024, when an extension of the Non-Executive Director Plan for an additional period of 10 years was approved, and an additional 1,000,000 shares were registered to be issued under this plan. In accordance with the resolutions adopted by our board of directors on May 20, 2014, our non-executive directors are paid their quarterly fees in the form of equity awards granted under the Non-Executive Director Plan. Under the Non-Executive Director Plan, the compensation committee may award common shares, restricted share units and other share-based awards that may be denominated or payable in common shares or factors that influence the value of common shares.

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its Stock Awards Program and the Plan, as of March 6, 2025, there were 1,946,268 outstanding shares that had been awarded but which had not yet vested, representing approximately 4% of the total issued share capital as of that date.

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

C.    Board practices

Overview

Directors are expected to provide stewardship to promote the long-term success of the Company. They are expected to fulfill their fiduciary duties and duty of care in the best interests of the Company, considering the various needs of its stakeholders (shareholders, employees, communities, suppliers and clients), providing advice to and oversight of management’s activities. Within its responsibilities, the board of directors oversees the Company’s strategic planning, including the review and approval of the major strategic corporate goals; reviews and approves the Company’s financial statements and oversees the Company’s financial health; oversees systems and controls to assess and mitigate risks; determines core values, integrity and ethical standards; determines management and board remuneration and succession planning, among others. On December 23, 2020, and as amended from time to time (with the most recent amendment dated March 4, 2025), the board of directors adopted our Corporate Governance Guidelines (available at the Company’s website) to further regulate and enhance the board’s corporate governance structures and processes.

Board composition

Our bye-laws provide that the board of directors consist of a minimum of three or such other number as determined from time to time by board resolutions. On May 10, 2022, the board resolved to increase and fix the maximum number of board members to nine, effective as of July 14, 2022. All of our directors were elected at our annual shareholders’ meeting held on July 24, 2024. Their term expires on the date of our next annual shareholders’ meeting, to be held in 2025. The board of directors meets regularly throughout the year, at least on a quarterly basis.

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

Audit Committee

The Audit Committee is currently composed of four independent directors. The current members of the Audit Committee are Mr. Robert Bedingfield (who serves as Chairman of the committee), Mr. Constantin Papadimitriou, Ms.

Sylvia Escovar and Mr. Somit Varma. Mr. Robert Bedingfield is regarded as audit committee financial expert. The Nomination and Corporate Governance Committee determined that Mr. Robert Bedingfield, Mr. Constantin Papadimitriou, Ms. Sylvia Escovar and Mr. Somit Varma are independent, as such term is defined under SEC rules applicable to foreign private issuers.

The main purposes of the Audit Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the board of directors in its oversight of: (i) the integrity of the Company’s financial statements and the company’s accounting and financial reporting processes and financial statement audits; (ii) the independent auditor’s performance, qualifications and independence; (iii) the Company’s compliance with legal and regulatory requirements and the Company’s ethical standards; and (iv) the performance of the Company’s internal audit function.

Compensation Committee

The Compensation Committee is currently composed of four independent directors. The current members of the compensation committee are Mr. Constantin Papadimitriou (who serves as Chairman of the committee), Mr. Robert Bedingfield, Mr. Brian F. Maxted and Mr. Somit Varma.

The main purposes of the Compensation Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) evaluate and recommend for approval by the independent members of the board the remuneration, benefits and incentive compensation arrangements for the executive officers of the Company; (ii) implement and administer compensation related policies approved by the board of directors; (iii) establish performance indicators against which the executive officers of the Company will be evaluated; (iv) evaluate and review the identification, recruitment and succession planning for the executive officers of the Company; and (v) review and recommend to the board of directors any changes to the remuneration of the non-executive directors of the Company.

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of three independent directors. The current members of the Nomination and Corporate Governance Committee are Mr. Somit Varma (who serves as Chairman of the committee), Ms. Sylvia Escovar and Mr. Robert Bedingfield.

The main purposes of the Nomination and Corporate Governance Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to (i) review board of directors succession planning, including identifying and selecting suitable board of directors candidates in accordance with the criteria set forth in its charter and approved by the board of directors; (ii) review and recommend to the board of directors the membership and Chair of each board of directors committee; (iii) develop, review and monitor the Company’s corporate governance guidelines, processes and structures; and (iv) conduct and oversee the board of directors’ annual evaluation process.

Strategy & Risk Committee

The Strategy & Risk Committee was created in December 2020, and is currently composed of five directors. The current members of the Strategy & Risk Committee are Mr. James F. Park (who serves as Chairman of the committee), Mr. Constantin Papadimitriou. Mr. Somit Varma, Mr. Brian F. Maxted and Mr. Carlos E. Macellari.

The main purposes of the Strategy and Risk Committee, without prejudice of any additional objectives or functions foreseen in its Charter, are to assist the board of directors in (i) its oversight function of understanding the various key risks to which the Company is exposed, and the interlink between the Company’s strategy and such risks; and (ii) its review of new strategic opportunities and transactions (including mergers, acquisitions, divestments and similar transactions).

Technical Committee

The Technical Committee is currently composed of three directors. The current members of the technical committee are Mr. Brian F. Maxted (who serves as Chairman of the committee), Mr. Carlos E. Macellari and Mr. James F. Park.

The main purposes of the Technical Committee, without prejudice of any additional objectives or functions foreseen in its Charter, are to assist the board of directors in fulfilling its responsibilities by providing strategic oversight on specific technical matters which are beyond the scope or expertise of non-technical board of directors members to: (i) optimize and assure technical decision making in existing assets to ensure business performance targets, as defined by the annual corporate scorecard, and long-range plan goals are achieved, including with respect to the design, execution and delivery of the exploration and appraisal strategy and plan, as well as the field development programs and drilling/production operations; (ii) review and advise the board of directors on the technical analysis of prospective new ventures and/or in conjunction with the Strategy and Risk Committee, potential corporate merger and acquisition opportunities, as and when required; (iii) review and recommend for board of directors’ approval the exploration, appraisal, and development projects for inclusion in the Company’s annual work program and budget. The Technical Committee will provide regular, timely feedback, guidance and support to the management team and technical staff on all sub-surface matters to facilitate the board of directors processes related to work programs and budget planning, execution and reporting, as well as people and business performance review; and (iv) review and analyze the annual report in relation to the Company’s oil reserves and recommend to the board of directors to approve its disclosure and publication.

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

D.    Employees

As of December 31, 2024, we had 476 employees, representing an increase of 1.3% from December 31, 2023.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2024	2023	2022
Colombia	448	412	388
Ecuador	5	5	8
Brazil	3	4	4
Chile	—	27	49
Argentina	15	15	24
Corporate	5	7	9
Total	476	470	482

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2024, none of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 6, 2025, members of our board of directors and our executive officers held as a group 9,868,968 of our common shares and 19.2% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and executive officers as of March 6, 2025.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park (1)	8,817,251	17.2%
Sylvia Escovar	90,622	*
Robert Bedingfield	198,085	*
Constantin Papadimitriou	84,583	*
Somit Varma	97,589	*
Brian Maxted	25,727	*
Carlos Macellari	39,376	*
Marcela Vaca	24,638	*
Andrés Ocampo	*	*
Jaime Caballero Uribe	*	*
Rodrigo Dalle Fiore	*	*
Rodolfo Martín Terrado	*	*
Mónica Jiménez	*	*
Agustina Wisky	*	*
Sub-total executive officers' ownership	491,097	1.0%
Total	9,868,968	19.2%
*	Indicates ownership of less than 1% of outstanding common shares.
(1)	Held by Mr. Park directly and indirectly through GoodRock, LLC and Spark Resources LLC. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2025.

Certain members of our board of directors have, since the time of our initial public offering in the U.S., entered into certain pledges of Company securities in order to access some liquidity with respect to those shares and/or to diversify their holdings. Since June 2021, the Company prohibits insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account. Exceptions may be granted by the Board of Directors on a case-by-case basis, provided that the proposed securities pledge is insignificant in respect of the Company’s market value, trading volume, total common shares outstanding of the Company, or any other consideration relevant in the Board’s analysis, and shall be disclosed as required by law. The Board may impose any reasonable conditions to meet these objectives.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 6, 2025, except for certain shareholders whose last available data is as of December 31, 2024, or as noted below. The percentages reported herein are based on the shares outstanding as of March 6, 2025.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park (1)	8,817,251	17.2%
Renaissance Technologies LLC (2)	3,176,376	6.2%
Socoservin Overseas SPF S.à.r.l. (3)	2,889,315	5.6%
Cobas Asset Management, SGIIC, SA (4)	2,490,017	4.9%
Other shareholders	33,936,817	66.1%
Total	51,309,776	100.0%
(1)	7,305,133 and 500,000 shares are held by GoodRock, LLC and Spark Resources LLC, respectively, which are controlled by James F. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2025.
(2)	The information listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13F filed with the SEC on February 13, 2025.
(3)	The information set forth above and listed in the table is based solely on the disclosure set forth in Socoservin Overseas’ most recent Schedule 13G filed with the SEC on April 3, 2024. The percentage of outstanding common shares was calculated on the basis of GeoPark Limited outstanding shares as of March 6, 2025, and as such may not match the percentage in the aforementioned filing.
(4)	The information set forth above and listed in the table is based solely on the disclosure set forth in Cobas Asset Management’s most recent Schedule 13G filed with the SEC on February 18, 2025.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 6, 2025, we had 12 registered shareholders, out of which 5 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive officers and director compensation—.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2024, 2023 and 2022, please see Note 34 to our Consolidated Financial Statements.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

Financial statements

See “Item 18. Financial Statements,” which contains our audited financial statements prepared in accordance with IFRS.

Legal proceedings

From time to time, we may be subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, civil, environmental, safety and health matters. For example, from time to time, we receive notice of environmental, health and safety violations. It is not presently possible to determine whether any such matters will have a material adverse effect on our consolidated financial position and results of operations.

Dividends and dividend policy

Holders of common shares will be entitled to receive dividends, if any, paid on the common shares.

On March 6, May 15, August 14 and November 6, 2024 the Company’s Board of Directors declared cash dividends of US$0.136, US$0.147, US$0.147 and US$0.147 per share, respectively, which were paid on March 28, June 14, September 12 and December 6, 2024.

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 6, 2025, there are 51,309,776 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program (LTIP Employees and LTIP Executives), pursuant to which we have granted share awards to our executive officers and employees. See “Item 6. Directors, Senior Management and Employees.”

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

Board composition

Our bye-laws provide that the minimum number of directors shall be three or such other number as shall be determined from time to time by resolution of our board of directors. In addition, our bye-laws provide that our board of directors shall determine the maximum size of the board. As per the meeting of the board of directors of GeoPark Limited, which took place on May 10, 2022, the modification of the members of the board of directors was approved and it was determined that the maximum number of members will be nine. Therefore, the current number of members of the Board is nine.

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

Conflicts of Interest

Pursuant to our bye-laws, a director who directly or indirectly has an interest in a contract or proposed contract, arrangement or transaction involving the Company, or has any other interest that results or could potentially result, in a conflict with the best interests of the Company (a “Conflict Case”) shall declare the nature of such interest as required by the Companies Act. A director so interested shall not, except in particular circumstances set out in our bye-laws, be entitled to vote or be counted in the quorum in relation to a resolution of the directors or of a committee concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which such director has a Conflict Case, which is to such director’s knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of the Company). A director will be liable to us for any secret profit realized from the transaction. In contrast, under Delaware law, such a contract or arrangement is voidable unless it is approved by a majority of disinterested directors or by a vote of shareholders, in each case if the material facts as to the interested director’s relationship or interests are disclosed or are known to the disinterested directors or shareholders, or such contract or arrangement is fair to the corporation as of the time it is approved or ratified. Additionally, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

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

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting. Under our bye-laws, not less than fifteen nor more than sixty days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. The quorum required for a general meeting of shareholders is two or more persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting, provided that if the Company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form the quorum. Unless otherwise required by law or by our bye-laws, shareholder action requires a resolution adopted by the affirmative votes of a majority of votes cast by shareholders at a general meeting at which a quorum is present.

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

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within twenty-one days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favour of the amendment.

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

(2)If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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

C.    Material contracts

See “Item 4. Information on the Company—B. Business Overview—Significant Agreements.”

D.    Exchange controls

Not applicable.

E.    Taxation

The following summary contains a description of certain Bermudian, U.S. federal income, and Colombian tax consequences of the acquisition, ownership and disposition of our common shares. The summary is based upon the tax laws of Bermuda, the United States, and Colombia, and regulations thereunder as of the date hereof, which are subject to change.

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

The rules governing foreign tax credits are complex. For example, under applicable Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a non-U.S. income tax to be creditable, the foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Colombian income tax system meets all these requirements. The Internal Revenue

Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). With regards to the possible application of the Colombian tax on transfers of shares, described under "—Colombian tax on transfers of shares" below, respectively, you generally will not be entitled to claim a foreign tax credit for any Colombian taxes imposed on gains from taxable dispositions of our common shares (although it is possible that such taxes may reduce the amount realized on the disposition). With regards to the possible application of Argentine income tax on transfers of our shares made by an Argentine resident, any gain on a transfer of our shares will be subject to income tax at a rate of 15%.

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2024, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2024, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), which are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our Chief Executive Officer and Chief Financial Officer, with assistance from other members of management, have concluded that the disclosure controls and procedures were effective as of such date.

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

As disclosed in Item 15 Controls and Procedures in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, we had identified a material weakness in internal control related to ineffective information technology general controls (ITGCs) over the timely removal of user access upon personnel termination. Notwithstanding, we also concluded that the material weakness did not result in any identified misstatements to the consolidated financial statements, and there were no changes to previously released financial results.

During 2024, management implemented certain remediation actions that included: (i) developing a training program addressing ITGCs and related policies, including educating control owners on the principles and requirements of each control, with a focus on those related to user access over IT systems impacting financial reporting; (ii) developing and maintaining documentation underlying ITGCs to promote knowledge transfer upon personnel and function changes; (iii) implementing an IT management review and testing plan to monitor ITGCs with a specific focus on timely removal of user access to applications systems supporting our financial reporting processes upon personnel termination; and (iv) enhanced quarterly reporting on the remediation measures to the Audit Committee of the board of directors.

Under the supervision and with the participation of our management, including our Chief Executive Officer, our Chief Financial Officer, and our Chief Strategy, Sustainability and Legal Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this evaluation, management has assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2024 and concluded that as of such date, it was effective and the previously disclosed material weakness has been remediated.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Group’s internal control over financial reporting as of December 31, 2024, has been audited by independent registered public accounting firm, Ernst & Young Audit S.A.S. (a member of Ernst & Young Global Limited). See pages F-4 to F-5 of this annual report.

D.    Changes in Internal Control over Financial Reporting

Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  Audit committee financial expert

We have determined that Mr. Robert Bedingfield, Mr. Constantin Papadimitriou, Ms. Sylvia Escovar and Mr. Somit Varma are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert Bedingfield and Ms. Sylvia Escovar are regarded as audit committee financial experts.

ITEM 16B.  Code of Ethics

We have adopted a code of ethics applicable to the board of directors and all employees. Since its effective date on September 24, 2012, we have not waived compliance with the code of ethics and we amended the code of ethics on March 4, 2025. The code of ethics is available at the Company’s website.

ITEM 16C.  Principal Accountant Fees and Services

The independent registered public accounting firm for the fiscal year ended December 31, 2024 and 2023 was Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited).

The following table provides detail in respect of audit, tax and other fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited for professional services:

	2024	2023

	(in millions of US$)
Audit fees	1.02	0.98
Audit related fees	0.04	0.03
Tax services fees	—	—
Total	1.06	1.01

Fees are shown net of VAT and other associated tax charges.

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements and other services that generally only the independent accountant reasonably can provide, such as statutory audits, comfort letters, consents and assistance with and review of documents, accounting consultations and audits in connection with acquisitions, attestation of services that are not required by statue or regulation and consultation concerning financial accounting and reporting standards.

Audit-Related Fees

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our Consolidated Financial Statements and are not reported under the previous category. It includes attestation services related to climate-related disclosures included in the sustainability report of one of our subsidiaries.

Tax Fees

Tax fees are fees billed for professional services for tax compliance and tax advice.

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

All of the audit and tax fees described in this item 16C have been approved by the Audit Committee.

ITEM 16D.  Exemptions from the listing standards for audit committees

None.

ITEM 16E.  Purchases of equity securities by the issuer and affiliated purchasers.

We have had recurring programs to repurchase our own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of our shares outstanding, or approximately 5,611,797 shares, until December 31, 2024. During 2024, no common shares were repurchased under this program. As of the date of this annual report, there is no any program to repurchase our own shares in place.

On March 20, 2024, we announced a tender offer to purchase up to US$50.0 million of our common shares. Consequently, on April 22, 2024, we acquired 4,369,181 of our common shares at a purchase price of US$10 per share, for a total cost of US$43.7 million, excluding fees and other expenses related to the tender offer.

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2024:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Price Paid	Announced Plans or	Purchased Under the Plans or
2024	Purchased	per Share	Programs	Programs
April 23, 2024	4,369,181	10.00	4,369,181	—

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

ITEM 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. Insider trading policies

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this annual report.

ITEM 16K. Cybersecurity

GeoPark prioritizes cybersecurity risk management as an integral part of our overall enterprise risk management model. Our cybersecurity risk management practices provide a framework for handling cybersecurity threats and incidents and facilitating coordination across our different departments.

Beginning in 2022, we successfully implemented the NIST framework and established a 24/7 Security Operations Center, reinforcing our commitment to cybersecurity. This framework includes: the following measures: (i) the inventory and prioritization of each of the assets connected to the GeoPark network, (ii) the implementation and assessment of the effectiveness of the necessary controls to protect such assets against cyber threats, (iii) inventory of the most critical information and monitoring through the use of data loss prevention tool, (iv) the 24/7 monitoring of cyber threats and the status of the relevant assets, (v) the implementation and testing of processes for the mitigation and/or containment of cyberattacks, (vi) cyber-incident management process, and (vii) a recovery plan, should a cyberattack materialize, that minimizes the impact of such cyberattack on the operations of the company.

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

In 2024, we reinforced our defenses against cyber threats by enhancing our cybersecurity capabilities with the onboarding of new roles to the cybersecurity team, implementing measurement and improvement processes, and conducting a third-party assessment of our cybersecurity strategy and framework. We design and implement a cybersecurity course for employees and third parties. Additionally, we optimize our platforms using industry-leading protection systems, such as Crowd Strike, Palo Alto firewalls, Multifactor Authentication, Microsoft Defense, Darktrace, Patch Automation Software, Umbrella, and SDWAN. To strengthen our technology infrastructure and enhance data protection practices, we developed a site recovery solution for critical applications, involving redundant systems in different geographical locations and intercloud backups across multiple service providers.

Our board of directors has overall oversight responsibility for our risk management and delegates cybersecurity risk management oversight to the Audit Committee. In this capacity, the Audit Committee reviews and reports to the full board regarding cybersecurity risks and plans to ensure management has processes in place to identify, evaluate and mitigate cybersecurity risks. Management is responsible for ongoing risk assessment, monitoring and maintaining cybersecurity programs, a process led by our corporate IT Director with the support of our Cybersecurity and Compliance Manager. Our IT Director and Cybersecurity and Compliance Manager regularly update the Audit Committee on the company’s cybersecurity programs, risks, and mitigation strategies. Our IT Director is a systems engineer, who holds a master’s degree in systems and computing engineering with an emphasis on analytics and artificial intelligence and a master’s degree in business administration. She has worked for over 16 years in IT positions leading high-impact teams in the adoption of technologies that enhance the strategy and results of organizations. Prior to joining GeoPark, she held positions such as Regional Director at Microsoft in Colombia and Chief Information Officer for Andes University in Colombia. Our Cybersecurity and Compliance Manager brings over 20 years of expertise in cybersecurity, digital transformation, and technology risk management within the oil & gas sector and multinational corporations. With a degree in systems engineering, a specialization in telecommunications, and a master’s degree in project management, he has successfully designed and executed enterprise-wide cybersecurity strategies that protect critical infrastructure and ensure regulatory compliance. He has implemented global cybersecurity frameworks, including NIST and C2M2, strengthening the organization's security posture and aligning risk management with business objectives. His contributions extend to the World Economic Forum (WEF), where he actively engages in shaping global cybersecurity strategies. With deep expertise in governance, risk management, and compliance (GRC), he leads proactive risk mitigation initiatives, fortifying the organization’s defense against emerging threats while fostering a resilient cybersecurity culture across all operational levels.

In the event a cyberattack materializes, our cyber-incident management process is triggered and an interdisciplinary committee (which includes our IT Director, our Cybersecurity and Compliance Manager and the cybersecurity team) is convened. The interdisciplinary committee is charged with containing the cyberattack in the shortest possible time with the minimum possible impact to our operations. This process has an escalation matrix where, depending on the infrastructure and information compromised, management of the incident is scaled to specific roles in the company. Any material incidents are required to be reported by our IT Director and our Cybersecurity and Compliance Manager to the Audit Committee and the board of directors.

As part of our risk management process, we seek to determine if there are any risks that have not been identified or that have not been properly assessed. Accordingly, our IT team and the Cybersecurity and Compliance Manager conduct annual reviews that inventory, evaluate, and assess cybersecurity risks, including those related to third-party service providers, at both the information and operational infrastructure level. With the goal of having an independent judgment, we complement the internal annual review with the engagement of a third-party cybersecurity expert, with relevant expertise in these kind of methodologies, risk evaluations and mitigation plans design, who conducts ethical hacking exercises to test: (i) from an external viewpoint, the paths that an attacker could use to try to compromise our infrastructure and information by simulating the activity of an attacker using sophisticated tools and expertise, and (ii) from an internal viewpoint, our security operation center’s capability to detect and contain such simulated attack.

Following the annual review described above, mitigation plans are generated by the Cybersecurity and Compliance Manager and approved by the IT director to remove any identified risks or bring them to acceptable levels. Once approved, the IT Director and the Cybersecurity and Compliance Manager present the mitigation plans to the Audit Committee. Furthermore, we also engage a third-party cybersecurity expert for purposes of conducting an annual audit which seeks to assess and evaluate the effectiveness of cybersecurity controls currently in place. The results of the annual audit are shared with our Audit Committee.

As cyber-threats continue to evolve, we may be required to invest significant additional resources to continue modifying and enhancing our protective measures and to investigate and remediate any information security vulnerabilities. We have a cybersecurity insurance policy, and it acknowledges that evolving cyber-threats may require significant additional resources. In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Risk Factors – Our business could be negatively impacted by cybersecurity threats and related disruptions.” in this annual report on Form 20-F.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-73 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws. *
1.4	Certificate of Incorporation on Name Change (incorporated herein by reference to Exhibit 1.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021).
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

2.4	Indenture dated January 31, 2025, among GeoPark Limited and the Bank of New York Mellon. *
2.5	Description of Securities. *
4.1

Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

4.2

Farm-out agreement related, among others, to the hydrocarbons blocks “Mata Mora Norte” and “Mata Mora Sur” ( Neuquén province), and “Confluencia Norte” and “Confluencia Sur” (Río Negro province), dated May 13, 2024, between Petrolera el Trébol S.A., Phoenix Global Resources Limited, GeoPark Argentina S.A., and GeoPark Limited.*

4.3	Prepayment Addendum for the amount of up to US$ 300,000,000, dated May 9, 2024, between GeoPark Colombia S.A.S. and Vitol C.I. Colombia S.A.S.*
8.1	Subsidiaries of GeoPark Limited.*
11.1	Insider Trading Policy.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited). *
15.2	Consent of Pistrelli, Henry Martin y Asociados S.A. (member of Ernst & Young Global Limited). *
15.3	Consents of DeGolyer and MacNaughton to use its report.*
97.1	Compensation Recoupment Policy. (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2024).
99.1	Reserves Report of DeGolyer and MacNaughton dated March 21, 2025, for reserves in Argentina, Brazil, Colombia and Ecuador as of December 31, 2024.*
101.INS	Inline XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	104 Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ Andrés Ocampo
Name: Andrés Ocampo
Title: Chief Executive Officer and Director

Date: April 2, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements—GeoPark Limited
Reports of Independent Registered Public Accounting Firm: Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited) - PCAOB ID No. 1522.	F-2
Report of Independent Registered Public Accounting Firm: Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global Limited) - PCAOB ID No. 1449.	F-6
Consolidated Statement of Income for the years ended December 31, 2024, 2023 and 2022.	F-7
Consolidated Statement of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022.	F-8
Consolidated Statement of Financial Position as of December 31, 2024 and 2023.	F-9
Consolidated Statement of Changes in Equity for the years ended December 31, 2024, 2023 and 2022.	F-10
Consolidated Statement of Cash Flows for the years ended December 31, 2024, 2023 and 2022.	F-11
Notes to the Consolidated Financial Statements.	F-12

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GeoPark Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2025 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Depreciation, depletion and amortization (DD&A) of oil and gas properties and production facilities and machinery
Description of the Matter

As described in Note 2.11 to the consolidated financial statements, capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated using the unit-of-production method based on commercially proved and probable oil and gas reserves that are estimated by independent reserves engineers. As described in Note 19 to the consolidated financial statements, the carrying amount of the Company’s oil and gas properties and production facilities and machinery as of December 31, 2024 was $612 million, and the DD&A expense recognized during the year was $122 million. The estimation of proved and probable oil and gas reserves requires an evaluation of inputs, such as historical oil and gas production and the future prices of oil and gas, among others.

Auditing the Company’s calculation of the DD&A expense of oil and gas properties and production facilities and machinery was complex because of the use of the work of the Company’s independent reserves engineers and the evaluation of management’s inputs described above, which were used by the Company’s independent reserves engineers in estimating proved and probable oil and gas reserves.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to determine DD&A expense of oil and gas properties and production facilities and machinery, including management’s controls over the completeness and the accuracy of the data related to historical oil and gas production and future prices of oil and gas provided to the independent reserves engineers for use in the estimation of proved and probable oil and gas reserves.

Our audit procedures included, among others, obtaining the reserves report from the independent reserves engineers, evaluating the competence, capabilities and objectivity of the independent reserves engineers and evaluating the methodology used in the preparation of the reserves estimates. Additionally, we evaluated the professional qualifications and experience of management’s officer responsible for overseeing the preparation of the oil and gas reserves estimates. Furthermore, we evaluated the completeness and accuracy of the data related to historical production and future prices of oil and gas used by the independent reserves engineers in estimating proved and probable oil and gas reserves by agreeing to source documentation. We tested the mathematical accuracy of the DD&A computations for oil and gas properties and production facilities and machinery, including testing the underlying data by comparing the proved and probable oil and gas reserves amounts used in the calculations to the reserves report prepared by the independent reserves engineers.

/s/ Ernst & Young Audit S.A.S.

We have served as the Company’s auditor since 2023.

Bogotá, Colombia

April 2, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GeoPark Limited

Opinion on Internal Control over Financial Reporting

We have audited GeoPark Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, GeoPark Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the two years in the period ended December 31, 2024, and the related notes, and our report date April 2, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.

Bogotá, Colombia

April 2, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”) of GeoPark Limited (the Company). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company’s results of operations and cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Buenos Aires, Argentina

March 8, 2023

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2024	2023	2022
REVENUE	7	660,838	756,625	1,049,579
Commodity risk management contracts loss	8	—	—	(70,221)
Production and operating costs	9	(164,034)	(232,325)	(359,779)
Geological and geophysical expenses	12	(12,595)	(11,192)	(10,529)
Administrative expenses	13	(49,534)	(43,969)	(50,024)
Selling expenses	14	(14,914)	(13,084)	(7,995)
Depreciation	10	(130,659)	(120,934)	(96,692)
Write-off of unsuccessful exploration efforts	19	(14,779)	(29,563)	(25,789)
Impairment loss for non-financial assets	19-36	—	(13,332)	—
Other (expenses) income (a)		(777)	(21,319)	527
OPERATING PROFIT		273,546	270,907	429,077
Financial expenses	15	(51,551)	(45,815)	(57,073)
Financial income	15	8,016	6,237	3,180
Foreign exchange gain (loss)	15	12,160	(16,820)	19,725
PROFIT BEFORE INCOME TAX		242,171	214,509	394,909
Income tax expense	16	(145,792)	(103,441)	(170,474)
PROFIT FOR THE YEAR		96,379	111,068	224,435
Earnings per share (in US$). Basic	18	1.84	1.95	3.78
Earnings per share (in US$). Diluted	18	1.81	1.94	3.75

a)Includes results related to business transactions in Chile and Argentina in 2023. See Notes 35.3 and 35.4.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2024	2023	2022
Profit for the year	96,379	111,068	224,435
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(1,628)	1,624	2,121
(Loss) Gain on cash flow hedges (a)	(960)	2,738	966
Income tax benefit (expense) relating to cash flow hedges	932	(1,369)	(483)
Other comprehensive (loss) profit for the year	(1,656)	2,993	2,604

Total comprehensive profit for the year	94,723	114,061	227,039
a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 8.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2024	2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	19	740,491	686,824
Right-of-use assets	27	24,451	28,451
Prepayments and other receivables	21	2,650	3,063
Other financial assets	24	1,020	12,564
Deferred income tax asset	17	1,332	15,920
TOTAL NON-CURRENT ASSETS		769,944	746,822
CURRENT ASSETS
Inventories	22	10,567	13,552
Trade receivables	23	40,211	65,049
Prepayments and other receivables	21	79,731	25,896
Derivative financial instrument assets	24	2,764	3,775
Other financial assets	24	20,088	—
Cash and cash equivalents	24	276,750	133,036
Assets held for sale	35.3	—	28,419
TOTAL CURRENT ASSETS		430,111	269,727
TOTAL ASSETS		1,200,055	1,016,549
EQUITY
Equity attributable to owners of the Company
Share capital	25.1	51	55
Share premium		73,750	111,281
Translation reserve		(11,590)	(9,962)
Other reserves		15,053	45,116
Retained earnings		126,027	29,530
TOTAL EQUITY		203,291	176,020
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	26	492,007	488,453
Lease liabilities	27	17,318	23,387
Provisions and other long-term liabilities	28	31,952	34,083
Deferred income tax liability	17	86,814	64,063
TOTAL NON-CURRENT LIABILITIES		628,091	609,986
CURRENT LIABILITIES
Borrowings	26	22,326	12,528
Lease liabilities	27	8,605	8,911
Derivative financial instrument liabilities	24	464	70
Current income tax liabilities	16	57,329	44,269
Trade and other payables	29	279,949	137,817
Liabilities associated with assets held for sale	35.3	—	26,948
TOTAL CURRENT LIABILITIES		368,673	230,543
TOTAL LIABILITIES		996,764	840,529
TOTAL EQUITY AND LIABILITIES		1,200,055	1,016,549

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					Earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$‘000	Capital	Premium	Reserve	Reserves	Losses)	Total
Equity as of January 1, 2022	60	169,220	(13,707)	97,261	(314,779)	(61,945)
Comprehensive income:
Profit for the year	—	—	—	—	224,435	224,435
Other comprehensive profit for the year	—	—	2,121	483	—	2,604
Total Comprehensive profit for the year 2022	—	—	2,121	483	224,435	227,039
Transactions with owners:
Share-based payment (Note 31)	1	1,840	—	—	9,197	11,038
Repurchase of shares (Note 25.1.3)	(3)	(36,262)	—	—	—	(36,265)
Cash distribution (Note 25.2)	—	—	—	(24,282)	—	(24,282)
Total 2022	(2)	(34,422)	—	(24,282)	9,197	(49,509)
Balances as of December 31, 2022	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the year	—	—	—	—	111,068	111,068
Other comprehensive profit for the year	—	—	1,624	1,369	—	2,993
Total Comprehensive profit for the year 2023	—	—	1,624	1,369	111,068	114,061
Transactions with owners:
Share-based payment (Note 31)	1	7,718	—	—	(391)	7,328
Repurchase of shares (Note 25.1.3)	(4)	(31,235)	—	—	—	(31,239)
Cash distribution (Note 25.2)	—	—	—	(29,715)	—	(29,715)
Total 2023	(3)	(23,517)	—	(29,715)	(391)	(53,626)
Balances as of December 31, 2023	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the year	—	—	—	—	96,379	96,379
Other comprehensive (loss) profit for the year	—	—	(1,628)	(28)	—	(1,656)
Total Comprehensive (loss) profit for the year 2024	—	—	(1,628)	(28)	96,379	94,723
Transactions with owners:
Share-based payment (Note 31)	—	6,156	—	—	118	6,274
Repurchase of shares (Note 25.1.3)	(4)	(43,687)	—	—	—	(43,691)
Cash distribution (Note 25.2)	—	—	—	(30,035)	—	(30,035)
Total 2024	(4)	(37,531)	—	(30,035)	118	(67,452)
Balances as of December 31, 2024	51	73,750	(11,590)	15,053	126,027	203,291

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$‘000	Note	2024	2023	2022
Cash flows from operating activities
Profit for the year		96,379	111,068	224,435
Adjustments to reconcile profit to net cash flows for:
Income tax expense	16	145,792	103,441	170,474
Depreciation	10	130,659	120,934	96,692
Loss on disposal of property, plant and equipment		38	426	73
Impairment loss for non-financial assets	19-36	—	13,332	—
Write-off of unsuccessful exploration efforts	19	14,779	29,563	25,789
Interest and amortization of debt issue costs	15	31,088	30,839	36,360
Borrowings cancellation costs	15	—	—	5,141
Amortization of other long-term liabilities	28	(107)	(127)	(2,407)
Unwinding of long-term liabilities	15	5,153	6,456	6,026
Share-based payment expenses		6,274	7,328	11,038
Foreign exchange (gain) loss	15	(12,160)	19,729	(19,725)
Unrealized gain on commodity risk management contracts	8	—	—	(13,023)
Income tax paid (a)		(66,805)	(115,626)	(33,355)
Changes in working capital	5	119,941	(26,425)	(40,047)
Cash flows from operating activities – net		471,031	300,938	467,471
Cash flows from investing activities
Purchase of property, plant and equipment		(191,310)	(199,040)	(168,808)
Advance payment for acquisitions of business	35.1	(38,000)	—	—
Proceeds from the sale of long-term assets		2,455	450	15,135
Cash flows used in investing activities – net		(226,855)	(198,590)	(153,673)
Cash flows from financing activities
Proceeds from borrowings	5	10,728	—	—
Principal paid	5	(731)	—	(172,522)
Interest paid	5	(27,736)	(27,500)	(36,514)
Borrowings cancellation and other costs paid	5	—	—	(9,118)
Lease payments	5	(7,775)	(10,267)	(7,851)
Repurchase of shares	25.1	(43,691)	(31,239)	(36,265)
Cash distribution	25.2	(30,035)	(29,715)	(24,282)
Cash flows used in financing activities – net		(99,240)	(98,721)	(286,552)
Net increase in cash and cash equivalents		144,936	3,627	27,246

Cash and cash equivalents at January 1		133,036	128,843	100,604
Currency translation differences		(1,222)	566	993
Cash and cash equivalents at the end of the year		276,750	133,036	128,843

Cash and cash equivalents are comprised by:
Cash in bank and bank deposits		276,739	133,023	128,831
Cash in hand		11	13	12
Cash and cash equivalents		276,750	133,036	128,843
a)	Includes self-withholding taxes for US$ 22,324,000, US$ 35,116,000, and US$ 20,767,000 in 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1     General Information

GeoPark Limited (the “Company”) is a company incorporated under the law of Bermuda. The Registered Office address is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

The principal activities of the Company and its subsidiaries (the “Group” or “GeoPark”) are exploration, development and production for oil and gas reserves in Latin America.

These Consolidated Financial Statements were authorized for issue by the Board of Directors and approved to be included in our 2024 annual report (Form 20-F) on April 2, 2025.

Note 2     Summary of significant accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1 Basis of preparation

The Consolidated Financial Statements of GeoPark Limited have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), under the historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) measured at fair value, and assets held for sale – measured at fair value less costs to sell.

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

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2024, as follows:

Lease Liability in a Sale and Leaseback - Amendments to IFRS 16

The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments had no impact on the Consolidated Financial Statements of the Group.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

The amendments to IAS 1, paragraphs 69 to 76, specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●	what is meant by a right to defer settlement;
●	that a right to defer must exist at the end of the reporting period;
●	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and
●	that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, it is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments had no impact on the Consolidated Financial Statements of the Group.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

As a result of implementing the amendment, the Group has provided additional disclosures about its supplier finance arrangement. Please refer to Note 24 and Note 29.

2.1.1.2 Standards issued but not yet effective

The new and amended standards and interpretations that have been issued, but are not yet effective, as of the date of issuance of these Consolidated Financial Statements are disclosed below. The Group has not early adopted these new and amended standards and interpretations, and intends to adopt them, if applicable, when they become effective.

Lack of exchangeability – Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after January 1, 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Group’s Consolidated Financial Statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to IAS 7, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

In May 2024, the IASB issued IFRS 19, which allows eligible entities to elect to apply its reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

IFRS 19 will become effective for reporting periods beginning on or after January 1, 2027, with early application permitted.

As the Group’s equity instruments are publicly traded, it is not eligible to elect to apply IFRS 19.

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

Considering the performance of the operations, the Group’s cash position of US$ 276,750,000, the oil hedges to mitigate the price risk exposure within the next twelve to fifteen months, the fact that its total indebtedness as of December 31, 2024, matures in January 2027, and the recent debt issuance of US$ 550,000,000 completed in January 2025 (see Note 37.1), the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

2.3 Consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

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

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in U.S. Dollars, which is the Group’s presentation currency.

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Ecuador and Argentina is the U.S. Dollar, meanwhile for the Group’s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

2.6 Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint operations. The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in joint operations in accordance with the IFRSs applicable to such assets, liabilities, revenues and expenses.

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

The Group’s sales of crude oil are priced based on market prices. The sales price is linked to U.S. Dollar denominated crude oil international benchmarks, such as Brent, adjusted for certain marketing and quality discounts based on, among other things, American Petroleum Institute (“API”) gravity, viscosity, sulphur content, delivery point and transport costs. The Group’s sales of natural gas are priced based on long-term Gas Supply contracts with customers.

Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 33.1.2.

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

A charge of US$ 14,779,000 has been recognized in the Consolidated Statement of Income within the ‘Write-off of unsuccessful exploration efforts’ line item (US$ 29,563,000 in 2023 and US$ 25,789,000 in 2022). See Note 19.

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

Capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable oil and gas reserves. The calculation of the “unit of production” depreciation considers estimated future finding and development costs and is based on current year-end price levels. Changes in reserves and cost estimates are recognized prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

No impairment losses were recognized in 2024 (US$ 13,332,000 in 2023 and no impairment losses were recognized in 2022). See Note 36. The write-offs are detailed in Note 19.

2.14 Lease contracts

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

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

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the financial statements date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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

As of December 31, 2023, the Group classified non-current assets and liabilities corresponding to the Chilean companies as held for sale due to the divestment process that was agreed to in December 2023 and which closed in January 2024. See Note 35.3.

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

2.21 Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts, if any.

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

For more information about derivatives designated as cash flow hedges please refer to Note 8.

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

Direct issue costs are charged to the Consolidated Statement of Income on an accrual basis using the effective interest method.

2.25 Share capital

Equity comprises the following:

●	“Share capital” representing the nominal value of equity shares.
●	“Share premium” representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issuance.
●	“Translation reserve” representing the differences arising from translation of investments in overseas subsidiaries.
●	“Other reserves” representing:
-	the difference between the proceeds from transactions with non-controlling interests received against the book value of the shares acquired in subsidiaries, and
-	the changes in the fair value of the effective portion of derivatives designated as cash flow hedges.
●	“Retained earnings (Accumulated losses)” representing:
-	accumulated earnings and losses, and
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end.

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

Currency risk

In Colombia, Ecuador and Argentina the functional currency is the U.S. Dollar. The fluctuation of the local currencies of these countries against the U.S. Dollar, except for Ecuador where the local currency is the U.S. Dollar, does not impact the loans, costs and revenue held in U.S. Dollars; but it does impact receivables, payables and costs originated in local currency mainly corresponding to VAT, income tax, labor costs and local services.

The Group minimises the local currency positions in Colombia and Argentina by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

From time to time, the Group enters into derivative financial instruments in order to anticipate any currency fluctuation with respect to income taxes to be paid during the first half of the following year. In January 2023, GeoPark entered into derivative financial instruments (zero-premium collars) with local banks in Colombia, for an amount equivalent to US$ 38,000,000, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in April and June 2023. Additionally, in November 2024, GeoPark entered into a derivative financial instrument (zero-premium collars) with a local bank in Colombia, for an amount equivalent to US$ 50,000,000, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in May and June 2025.

Most of the Group’s assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in U.S. Dollar equivalents.

During 2024, the Colombian Peso devalued by 15% (revalued by 21% in 2023 and devaluated by 21% in 2022) and the Argentine Peso devalued by 28% (356% and 72% in 2023 and 2022, respectively), all against the U.S. Dollar.

If the Colombian Peso and the Argentine Peso had each devalued an additional 10% against the U.S. Dollar at year-end, with all other variables held constant, post-tax profit for the year would have been higher by US$ 11,404,000 (US$ 13,971,000 in 2023 and US$ 14,695,000 in 2022).

In Brazil, the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the U.S. Dollar against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in U.S. Dollar. Such is the case of the provision for asset retirement obligation and the lease liabilities.

During 2024, the Brazilian Real devalued by 28% against the U.S. Dollar (revalued by 7% in both 2023 and 2022). If the Brazilian Real had devalued an additional 10% against the U.S. Dollar at year-end, with all other variables held constant, post-tax profit for the year would have been lower by US$ 843,000 (US$ 728,000 in 2023 and US$ 726,000 in 2022).

As currency rate changes between the U.S. Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

Price risk

The realized oil price for the Group is linked to U.S. Dollar denominated crude oil international benchmarks. The market price of this commodity is subject to significant volatility and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil, the geopolitical landscape, armed conflicts, the economic conditions and a variety of additional factors. The main factors affecting realized prices for gas sales vary across countries with some closely linked to international references while others are more domestically driven.

In Colombia, the realized oil price is based on Brent, adjusted by a differential linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador. The Oriente reference is specifically used for crude oil from the Putumayo Basin that is transported through Ecuador. In both basins, the reference price is further adjusted for marketing and quality discounts, considering factors such as API gravity, viscosity, sulphur content, delivery point and transport costs.

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

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 24,844,000 (US$ 32,335,000 in 2023 and US$ 47,330,000 in 2022).

Credit risk– concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold or hedged. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2024, the oil and gas production was sold to three clients which concentrate 95% of the Colombian subsidiaries’ revenue, accounting for 89% of the consolidated revenue (96% and 89% of the Colombian subsidiaries’ revenue, accounting for 97% and 99% of the consolidated revenue in 2023 and 2022). Delivery points include wellhead and other locations on the Colombian pipeline system for the Llanos Basin production. The Putumayo Basin production is delivered to clients FOB in Esmeraldas, Ecuador, and to the Colombian pipeline system in case of contingencies in Ecuador that affect the transport through the Ecuadorian pipeline system. The outstanding contracts for Colombian production extend through June 2025, July 2025 and June 2027. GeoPark manages its counterparty credit risk associated to sales contracts by periodic evaluation of the counterparties’ credit profile and, in certain contracts, including early payment conditions to minimize the exposure, such as the agreements with Vitol and Trafigura (see Note 30).

In Ecuador, oil is transported through the Ecuadorian pipeline system, with Esmeraldas as the delivery point, and 100% of the sales are exported on a competitive basis to industry leading participants including traders and other producers. Sales of crude oil in Ecuador accounted for 4.6% of the consolidated revenue in 2024 (3% and 1% in 2023 and 2022).

In Brazil, all the gas from the Manati field is sold to Petrobras, the State-owned company, which is also the operator of the Manati field (0.4% of the consolidated revenue in 2024, and 2% in 2023 and 2022).

GeoPark Limited has entered into a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside the Group’s Putumayo Basin production. Sales of crude oil purchased from third parties accounted for 1% of the consolidated revenue in 2024 and 2023.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

GeoPark executes oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies; therefore the Directors do not consider there to be a significant collection risk. See disclosure in Notes 8 and 24.

The credit risk of cash in bank and bank deposits is limited since the counterparties are banks with high credit ratings. As of December 31, 2024, 98% of cash and cash equivalents were maintained in banks ranked within investment grade category.

Funding and Liquidity risk

In the past, the Group has been able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

At the end of 2024, the Group maintained a cash position of US$ 276,750,000, had access to up to US$ 100,000,000 of committed funding from Trafigura (see Note 30.2), a US$ 100,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. and US$ 262,654,000 in uncommitted credit lines (including US$ 160,000,000 in Argentina), and 98% of its total indebtedness maturing in January 2027. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with net average production of 33,937 boepd for the year ended December 31, 2024. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

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

During the third quarter of 2024, GeoPark Argentina S.A., obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX, and received approval from the Argentinian securities regulator (Comisión Nacional de Valores, or “CNV” by its Spanish acronym) for the creation of a program to issue up to US$ 500,000,000 in debt securities over the following five years, providing strategic financial flexibility to support the future development of the Argentinian assets in the Vaca Muerta shale formation.

On December 3, 2024, GeoPark Argentina S.A. executed a promissory note with AdCap Securities Argentina S.A. for Argentine Pesos 9,866,571,337 (U.S. Dollar linked), equivalent to US$ 10,000,000, minus interests and other issuance costs, which were deducted at the execution date. The interest rate is 3% per annum and final maturity will be July 3, 2025. The funds collected from this transaction were mainly used for making an additional advance payment for the acquisition of midstream capacity in Argentina of US$ 4,988,000 plus VAT.

In addition to that, after the balance sheet date, the Company successfully placed senior notes in a principal amount of US$ 550,000,000. The senior notes were priced at 100% and carry a coupon of 8.75% per annum (yield 8.75% per annum). Final maturity of the senior notes will be January 31, 2030. See more information in Note 37.1.

Interest rate risk

The Group’s interest rate risk could arise from long-term debt issued at variable rates, which would expose the Group to interest rate risk.

The Group does not currently face interest rate risk on its US$ 500,000,000 senior notes which carry a fixed rate coupon of 5.50% per annum and mature in January 2027. Additionally, the latest issuance of US$ 550,000,000 senior notes in January 2025 also carries a fixed coupon of 8.75% per annum and matures in January 2030. Consequently, the accruals and interest payments are not substantially affected by changes in prevailing interest rates.

As of December 31, 2024, the outstanding debt affected by a variable rate is the prepayment received from Vitol in November 2024 (see Note 30.1) of US$ 152,000,000. Between February and March 2025, GeoPark repaid US$ 126,370,000 in cash and US$ 6,399,000 in kind from that amount, reducing significantly its exposure to interest rate risk.

If the variable interest rate had increased by 10% compared to the actual rate during the period in which the debt was outstanding, with all other variables held constant, post-tax profit for the year would have been lower by US$ 44,000.

As of December 31, 2024, there were no other outstanding debt affected by a variable rate.

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

As of December 31, 2024 and 2023, GeoPark is in compliance with the debt covenant ratios associated with the Company’s Notes due 2027. See Note 26.

The following table summarizes the Group’s capital structure balances:

Amounts in US$‘000	2024	2023
Total Equity	203,291	176,020
Net Debt (a)	389,583	367,945
Working capital (b)	61,438	39,184
a)	Calculated as total debt, including ‘current and non-current borrowings’ as shown in the Consolidated Statement of Financial Position, plus the prepayment received from Vitol (see Note 30.1), less cash and cash equivalents.
b)	Calculated as ‘current assets’ less ‘current liabilities’.

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

natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2024, prepared by DeGolyer and MacNaughton Corp., an independent international oil and gas consulting firm based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

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

●	Cash flows estimates for impairment assessments of non-financial assets require assumptions about three primary elements: future prices, reserves and discount rate (weighted average cost of capital). Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. The Group’s forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and internal assessments. Estimates of future cash flows are generally based on assumptions of long-term prices and operating and development costs, and are also sensitive to the applicable discount rate for each cash-generating unit. Given the significant assumptions required and the possibility that actual conditions may differ, management considers the assessment of impairment to be a critical accounting estimate (see Note 36).
●	The Group adopted the successful efforts method of accounting. The Management of the Group makes assessments and estimates regarding whether an exploration and evaluation asset should continue to be carried forward as such when insufficient information exists. This assessment is made on a quarterly basis considering the advice from qualified experts.

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

Cash flows from financing activities include changes in equity and proceeds from borrowings and repayment of loans.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flows:

Amounts in US$‘000	Note	2024	2023	2022
Increase (Decrease) in asset retirement obligation	28	2,162	7,374	(4,942)
Increase (Decrease) in provisions for other long-term liabilities		157	2,370	(2,616)
Purchase of property, plant and equipment on deferred terms		—	(7,864)	7,864
Additions / changes in estimates of right-of-use assets	27	2,603	137	22,462

Changes in working capital shown in the Consolidated Statement of Cash Flows are disclosed as follows:

Amounts in US$‘000	2024	2023	2022
Decrease (Increase) in Inventories	1,664	(1,330)	(6,694)
Decrease (Increase) in Trade receivables	23,876	6,820	(1,425)
Increase in Prepayments and other receivables and Other assets (a)	(48,865)	(33,328)	(30,929)
Customer advance payments (b)	152,000	—	—
(Decrease) Increase in Trade and other payables	(8,734)	1,413	(999)
	119,941	(26,425)	(40,047)
a)	Includes withholding taxes from clients for US$ 18,619,000, US$ 27,558,000 and US$ 27,256,000, in 2024, 2023 and 2022, respectively. In 2024, also includes advanced payments for midstream capacity of US$ 16,084,000 as part of the business transaction in Argentina (see Note 35.1), the recovery of a restricted deposit related to environmental obligations in Brazil of US$ 12,083,400, and the security deposit of US$ 20,000,000 granted in relation to the proposed acquisition of certain Repsol exploration and production assets in Colombia (see Note 35.2), among others.
b)	Funds drawn under the offtake and prepayment agreement with Vitol (see Note 30.1).

The following chart shows the movements in the borrowings and lease liabilities for each of the periods presented:

		Lease
Amounts in US$‘000	Borrowings	Liabilities	Total
As of January 1, 2022	674,092	20,744	694,836
Addition to lease liabilities	—	22,462	22,462
Accrual of borrowing's interests	36,360	—	36,360
Exchange difference	—	(6,426)	(6,426)
Foreign currency translation	203	284	487
Unwinding of discount	—	2,838	2,838
Principal paid	(172,522)	—	(172,522)
Interest paid	(36,514)	—	(36,514)
Borrowings cancellation costs	5,141	—	5,141
Borrowings cancellation and other costs paid	(9,118)	—	(9,118)
Lease payments	—	(7,851)	(7,851)
As of December 31, 2022	497,642	32,051	529,693
Addition to lease liabilities	—	137	137
Accrual of borrowing's interests	30,839	—	30,839
Exchange difference	—	7,061	7,061
Liabilities associated with assets held for sale (Note 35.3)	—	(26)	(26)
Foreign currency translation	—	174	174
Unwinding of discount	—	3,168	3,168
Interest paid	(27,500)	—	(27,500)
Lease payments	—	(10,267)	(10,267)
As of December 31, 2023	500,981	32,298	533,279
Addition to lease liabilities	—	2,603	2,603
Proceeds from borrowings	10,728	—	10,728
Accrual of borrowing's interests	31,088	—	31,088
Exchange difference	—	(3,283)	(3,283)
Disposal of Chilean business	—	(502)	(502)
Foreign currency translation	3	(346)	(343)
Unwinding of discount	—	2,928	2,928
Principal paid	(731)	—	(731)
Interest paid	(27,736)	—	(27,736)
Lease payments	—	(7,775)	(7,775)
As of December 31, 2024	514,333	25,923	540,256

Note 6     Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer, Chief Strategy, Sustainability and Legal Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective. No operating segments have been aggregated to form the reportable segments.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit (loss) for the period (determined in accordance with the indenture governing the Notes due 2027, which does not give effect to the adoption of IFRS 16 Leases), before net finance results, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Other information provided to the Executive Committee is measured in a manner consistent with that in the Consolidated Financial Statements.

Segment areas (geographical segments)

Amounts in US$ ‘000	Colombia	Ecuador	Brazil (a)	Chile (b)	Argentina	Corporate	Total
2024
Revenue	619,762	30,567	2,934	398	—	7,177	660,838
Sale of crude oil	617,989	30,567	114	—	—	—	648,670
Sale of purchased crude oil	—	—	—	—	—	7,177	7,177
Sale of gas	1,858	—	2,820	398	—	—	5,076
Commodity risk management contracts designated as cash flow hedges	(85)	—	—	—	—	—	(85)
Production and operating costs	(143,634)	(9,549)	(4,140)	(437)	—	(6,274)	(164,034)
Royalties in cash	(3,953)	—	(224)	(12)	—	—	(4,189)
Economic rights in cash	(6,484)	—	—	—	—	—	(6,484)
Share-based payment	(642)	(5)	—	—	—	—	(647)
Operating costs	(132,555)	(9,544)	(3,916)	(425)	—	(6,274)	(152,714)
Adjusted EBITDA	419,320	14,746	(3,732)	(120)	(4,511)	(8,814)	416,889
Depreciation	(121,143)	(8,290)	(1,214)	—	(10)	(2)	(130,659)
Write-off of unsuccessful exploration efforts	(6,909)	(7,714)	(156)	—	—	—	(14,779)
Total assets	885,438	48,333	14,040	—	215,755	36,489	1,200,055
Purchase of property, plant and equipment	167,002	24,057	251	—	—	—	191,310
(a)	Production in the Manati gas field was temporarily suspended since mid-March 2024 due to unscheduled maintenance activities.
(b)	Divested in January 2024. See Note 35.3.

Amounts in US$ ‘000	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate	Total
2023
Revenue	702,401	19,097	14,019	15,644	—	5,464	756,625
Sale of crude oil	702,308	19,097	490	5,052	—	—	726,947
Sale of purchased crude oil	—	—	—	—	—	5,464	5,464
Sale of gas	903	—	13,529	10,592	—	—	25,024
Commodity risk management contracts designated as cash flow hedges	(810)	—	—	—	—	—	(810)
Production and operating costs	(204,245)	(10,242)	(4,946)	(8,226)	—	(4,666)	(232,325)
Royalties in cash	(11,201)	—	(1,096)	(548)	—	—	(12,845)
Economic rights in cash	(72,032)	—	—	—	—	—	(72,032)
Share-based payment	(671)	(7)	—	(72)	—	—	(750)
Operating costs	(120,341)	(10,235)	(3,850)	(7,606)	—	(4,666)	(146,698)
Adjusted EBITDA	446,835	5,159	6,374	4,952	(2,620)	(8,838)	451,862
Depreciation	(101,666)	(7,096)	(2,332)	(9,815)	(22)	(3)	(120,934)
Recognition of impairment losses	—	—	—	(13,332)	—	—	(13,332)
Write-off of unsuccessful exploration efforts	(29,563)	—	—	—	—	—	(29,563)
Total assets	895,900	40,336	27,891	36,192	357	15,873	1,016,549
Purchase of property, plant and equipment	178,113	20,889	22	16	—	—	199,040
(a)	Divested in January 2024. See Note 35.3.

Amounts in US$ ‘000	Colombia	Ecuador	Brazil	Chile (a)	Argentina	Corporate	Total
2022
Revenue	978,423	10,671	19,873	29,196	1,962	9,454	1,049,579
Sale of crude oil	977,184	10,671	796	14,460	1,664	—	1,004,775
Sale of purchased crude oil	—	—	—	—	—	9,454	9,454
Sale of gas	1,239	—	19,077	14,736	298	—	35,350
Realized loss on commodity risk management contracts	(83,244)	—	—	—	—	—	(83,244)
Production and operating costs	(327,626)	(3,220)	(5,299)	(14,126)	(1,579)	(7,929)	(359,779)
Royalties in cash	(60,314)	—	(1,546)	(1,165)	(273)	—	(63,298)
Economic rights in cash	(188,989)	—	—	—	—	—	(188,989)
Share-based payment	(843)	(10)	—	(103)	1	—	(955)
Operating costs	(77,480)	(3,210)	(3,753)	(12,858)	(1,307)	(7,929)	(106,537)
Adjusted EBITDA	525,593	4,197	11,654	11,753	(3,643)	(8,775)	540,779
Depreciation	(78,775)	(788)	(2,796)	(14,076)	(254)	(3)	(96,692)
Write-off of unsuccessful exploration efforts	(21,318)	(4,471)	—	—	—	—	(25,789)
Total assets	797,390	35,690	34,329	63,379	1,296	41,891	973,975
Purchase of property, plant and equipment	139,197	18,461	—	11,150	—	—	168,808
(a)	Divested in January 2024. See Note 35.3.

A reconciliation of Adjusted EBITDA to Profit for the year is provided as follows:

Amounts in US$ ‘000	2024	2023	2022
Adjusted EBITDA	416,889	451,862	540,779
Unrealized gain on commodity risk management contracts	—	—	13,023
Depreciation	(130,659)	(120,934)	(96,692)
Share-based payment	(6,274)	(7,328)	(11,038)
Write-off of unsuccessful exploration efforts	(14,779)	(29,563)	(25,789)
Impairment loss for non-financial assets	—	(13,332)	—
Lease accounting - IFRS 16	7,775	10,267	7,851
Others (a)	594	(20,065)	943
Operating profit	273,546	270,907	429,077
Financial expenses	(51,551)	(45,815)	(57,073)
Financial income	8,016	6,237	3,180
Foreign exchange gain (loss)	12,160	(16,820)	19,725
Profit before tax	242,171	214,509	394,909
Income tax expense	(145,792)	(103,441)	(170,474)
Profit for the year	96,379	111,068	224,435
a)	Includes allocation to capitalized projects (Note 12). In 2024, also includes additions to provisions for environmental and tax contingencies in Brazil of US$ 2,742,000 (see Note 28). In 2023, also includes termination and other costs incurred because of the divestment process in Chile, including a provision for investment commitments maintained by GeoPark after the transaction, for a total amount of US$ 9,742,000 (see Note 35.3), together with the amount paid for transferring the working interest in the Los Parlamentos Block in Argentina to the joint operation partner for US$ 7,023,000 (see Note 35.4), and others. In 2022, it includes a gain from the sale of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina.

Note 7     Revenue

Amounts in US$ ‘000	2024	2023	2022
Sale of crude oil	648,670	726,947	1,004,775
Sale of purchased crude oil	7,177	5,464	9,454
Sale of gas	5,076	25,024	35,350
Commodity risk management contracts designated as cash flow hedges (a)	(85)	(810)	—
	660,838	756,625	1,049,579
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 8.

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

The table below summarizes the results on non-hedge derivative commodity risk management contracts:

	2024	2023	2022
Realized loss on commodity risk management contracts	—	—	(83,244)
Unrealized gain on commodity risk management contracts	—	—	13,023
	—	—	(70,221)

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

The following table presents the Group’s production hedged during the year ended December 31, 2024, and for the following periods as a consequence of the derivative contracts in force as of December 31, 2024:

Period	Reference	Type	Volume (bbl/d)	Weighted average price (US$/bbl)
January 1, 2024 - March 31, 2024	ICE BRENT	Zero Premium Collars	8,500	65.59 Put 92.04 Call
April 1, 2024 - June 30, 2024	ICE BRENT	Zero Premium Collars	9,000	67.50 Put 96.99 Call
July 1, 2024 - August 31, 2024	ICE BRENT	Zero Premium Collars	9,000	67.22 Put 99.36 Call
September 1, 2024 - September 30, 2024	ICE BRENT	Zero Premium Collars	14,500	68.28 Put 95.13 Call
October 1, 2024 - December 31, 2024	ICE BRENT	Zero Premium Collars	13,500	70.00 Put 92.26 Call
January 1, 2025 - March 31, 2025	ICE BRENT	Zero Premium Collars	19,500	69.79 Put 82.48 Call
April 1, 2025 - June 30, 2025	ICE BRENT	Zero Premium Collars	19,000	69.26 Put 79.02 Call
July 1, 2025 - August 31, 2025	ICE BRENT	Zero Premium Collars	11,000	69.09 Put 78.25 Call
September 1, 2025 - September 30, 2025	ICE BRENT	Zero Premium Collars	4,000	69.00 Put 77.38 Call

Note 9     Production and operating costs

Amounts in US$ '000	2024	2023	2022
Staff costs (Note 11)	15,697	13,889	13,114
Share-based payment (Note 11)	647	750	955
Royalties in cash (a)	4,189	12,845	63,298
Economic rights in cash (a)	6,484	72,032	188,989
Well and facilities maintenance	25,631	26,089	20,779
Operation and maintenance	8,936	8,143	6,545
Consumables (b)	36,868	37,556	21,789
Equipment rental	5,716	4,314	7,580
Transportation costs	5,409	5,850	4,021
Field camp	6,401	6,546	4,070
Safety and insurance costs	4,937	5,487	3,745
Personnel transportation	3,586	3,363	2,480
Consultant fees	3,893	2,291	2,133
Gas plant costs	1,753	1,865	1,680
Non-operated blocks costs (c)	22,305	20,421	12,650
Crude oil stock variation	976	2,004	(6,449)
Purchased crude oil	6,274	4,666	7,929
Other costs	4,332	4,214	4,471
	164,034	232,325	359,779
a)	Royalties and economic rights in Colombia are payable to the National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others (see Note 33.1). During 2024 and 2023, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from year to year, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Consolidated Statement of Income.
b)	Consumables include energy costs of US$ 24,555,000 in the Llanos 34 Block in 2024 (US$ 26,348,000 and US$ 6,086,000 in 2023 and 2022, respectively) due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power.
c)	Non-operated block costs show the increase in activities in the CPO-5 and Perico Blocks in Colombia and Ecuador, respectively.

Note 10     Depreciation

Amounts in US$ ‘000	2024	2023	2022
Depreciation of property, plant and equipment (Note 19)
Oil and gas properties	109,093	95,369	76,720
Production facilities and machinery	13,116	12,896	12,244
Furniture, equipment and vehicles	1,550	1,304	1,344
Buildings and improvements	191	503	672
	123,950	110,072	90,980
Depreciation associated with crude oil stock variation
Capitalized costs for oil stock variation	281	2,212	(1,333)
	281	2,212	(1,333)
Depreciation of right-of-use assets (Note 27)
Production facilities and machinery	5,156	7,858	6,057
Buildings and improvements	1,272	792	988
	6,428	8,650	7,045
Depreciation total	130,659	120,934	96,692
Related to:
Productive assets	127,646	118,335	93,688
Administrative assets	3,013	2,599	3,004
Depreciation total	130,659	120,934	96,692

Note 11     Staff costs and Directors’ Remuneration

Amounts in US$ ‘000	2024	2023	2022
Wages and salaries	46,542	41,917	38,699
Share-based payments (Note 31)	6,274	7,328	11,038
Social security charges	6,967	5,992	5,593
Director’s fees and allowance	700	896	1,172
	60,483	56,133	56,502
Recognized as follows:
Production and operating costs	16,344	14,639	14,069
Geological and geophysical expenses	9,445	8,407	7,490
Administrative expenses	34,183	32,604	34,533
Selling expenses	511	483	410
	60,483	56,133	56,502
Board of Directors’ and key managers’ remuneration
Salaries and fees	7,355	6,081	10,317
Share-based payments	4,072	4,886	8,728
Other benefits in kind	—	—	171
	11,427	10,967	19,216

Directors’ Remuneration

	Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)	(No. of Shares)	(in US$)
James F. Park (a)	—	—	—
Andrés Ocampo (b)	—	—	—
Robert Bedingfield (c)	—	26,206	240,000
Constantin Papadimitriou (d)	120,000	10,919	220,000
Somit Varma (e)	—	25,113	230,000
Sylvia Escovar Gomez (f)	—	29,481	270,000
Brian Maxted (g)	279,891	12,085	390,581
Carlos Macellari (h)	59,623	5,734	111,702
Marcela Vaca (i)	117,147	12,156	228,487
(a)	Mr. Park has a consulting agreement with the Company to act as CEO advisor and provide support and assistance in addition to his role as Vice Chairman, non-executive Director and Strategy and Risk Committee Chairman, and he relinquished his fees as a member of the Board.
(b)	Mr. Ocampo has a service contract to act as Chief Executive Officer, and he is not entitled to receive additional compensation as a member of the Board.
(c)	Audit Committee Chairman.
(d)	Compensation Committee Chairman.
(e)	Nomination and Corporate Governance Committee Chairman.
(f)	Independent Chair of the Board.
(g)	Technical Committee Chairman.
(h)	Mr. Macellari had a service contract to act as interim Chief Exploration and Development Officer from June 1, 2024, to December 31, 2024. During this period, he was not entitled to receive compensation as a member of the Board.
(i)	SPEED Committee Chairman.

Note 12     Geological and geophysical expenses

Amounts in US$ ‘000	2024	2023	2022
Staff costs (Note 11)	8,971	7,879	7,097
Share-based payment (Note 11)	474	528	393
Communication and IT costs	2,624	2,139	1,743
Consultant fees	1,385	1,373	917
Allocation to capitalized project	(1,371)	(1,254)	(416)
Other services	512	527	795
	12,595	11,192	10,529

Note 13     Administrative expenses

Amounts in US$ ‘000	2024	2023	2022
Staff costs (Note 11)	28,344	25,675	23,671
Share-based payment (Note 11)	5,139	6,033	9,690
Consultant fees (a)	11,443	10,645	9,574
Safety and insurance costs	3,224	3,890	3,834
Travel expenses	1,865	1,730	2,336
Non-operated blocks expenses (b)	4,038	1,568	1,390
Director’s fees and allowance (Note 11)	700	896	1,172
Communication and IT costs	3,777	3,760	3,419
Allocation to joint operations	(12,054)	(13,986)	(9,642)
Other administrative expenses	3,058	3,758	4,580
	49,534	43,969	50,024

a)	The increase in consultant fees in 2024 is mainly due to advisory services related to new business efforts, including the acquisition in Argentina (“Vaca Muerta”) and the proposed acquisition of certain Repsol exploration and production assets in Colombia, detailed in Notes 35.1 and 35.2, respectively.
b)	The increase in non-operated blocks expenses in 2024 is mainly due to the impact of higher activity on the overhead billed by the operator in the Perico and Llanos 32 Blocks in Ecuador and Colombia, respectively.

Note 14     Selling expenses

Amounts in US$ ‘000	2024	2023	2022
Staff costs (Note 11)	497	466	410
Shared-based payment (Note 11)	14	17	—
Transportation (a)	10,387	9,022	4,881
Selling taxes and other	4,016	3,579	2,704
	14,914	13,084	7,995
a)	The rise in transportation costs in 2023 is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Note 15     Financial results

Amounts in US$ '000	2024	2023	2022
Financial expenses
Interest and amortization of debt issue costs	(31,088)	(30,839)	(36,360)
Borrowings cancellation costs	—	—	(5,141)
Bank charges and other financial results (a)	(15,310)	(8,520)	(9,546)
Unwinding of long-term liabilities	(5,153)	(6,456)	(6,026)
	(51,551)	(45,815)	(57,073)
Financial income
Interest received	8,016	6,237	3,180
	8,016	6,237	3,180
Foreign exchange gains and losses
Foreign exchange gain (loss), net	12,603	(19,729)	19,725
Realized result on currency risk management contracts	—	2,909	—
Unrealized result on currency risk management contracts	(443)	—	—
	12,160	(16,820)	19,725
Total Financial results	(31,375)	(56,398)	(34,168)
a)	Includes costs related to the financing required for the proposed acquisition of certain Repsol exploration and production assets in Colombia (see Note 35.2) and the prepayment agreements with Vitol and Trafigura (see Note 30).

Note 16     Income tax

Amounts in US$ ‘000	2024	2023
Current income tax liabilities	57,329	44,269
	57,329	44,269

Amounts in US$ ‘000	2024	2023	2022
Current income tax charge	(108,040)	(107,740)	(126,269)
Deferred income tax benefit (charge) (Note 17)	(37,752)	4,299	(44,205)
	(145,792)	(103,441)	(170,474)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2024	2023	2022
Profit before tax (a)	242,171	214,509	394,909

Income tax calculated at domestic tax rates applicable to Profit in the respective countries (mainly Colombia)	(127,804)	(123,202)	(157,315)
Tax losses where no deferred income tax benefit is recognized	(3,912)	(6,918)	(2,832)
Effect of currency translation on tax base	(21,252)	36,691	(10,797)
Changes in the income tax rate (b)	10,324	(8,853)	(3,820)
Write-down of deferred income tax benefits previously recognized (c)	(2,371)	(3,895)	(2,938)
Previously unrecognized tax losses	—	632	9,067
Income tax on dividends (d)	(1,335)	(2,595)	(3,038)
Non-taxable results (e)	558	4,699	1,199
Income tax	(145,792)	(103,441)	(170,474)
(a)	Includes tax losses from non-taxable jurisdictions (Bermuda) of US$ 38,709,000, US$ 39,526,000 and US$ 53,005,000 in 2024, 2023 and 2022, respectively.
(b)	Income tax rate in Colombia includes a surcharge that varies depending on different Brent oil prices (see below).
(c)	Includes write-down of tax losses and other deferred income tax assets in Brazil and Chile where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2024, 2023 and 2022.
(d)	Includes income tax payable in Spain due to dividends received from subsidiaries.
(e)	Includes non-deductible expenses and non-taxable gains in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Additionally, Bermuda Pillar Two is applicable starting in 2025.

The statutory income tax rate in Colombia is 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The applicable surtax for 2024 was 10%, and therefore, the full applicable statutory income tax rate in Colombia for 2024 was 45%, except for income derived from gas production which is exempted of surtax.

Income tax rates in other countries where the Group operates (Ecuador, Brazil, Argentina and Spain) ranges from 25% to 35%. In Spain, there is a 95% exception on dividend and capital gains income.

There are no income tax consequences attached to the payment of dividends by the Group to its shareholders.

On May 23, 2023, the International Accounting Standards Board (IASB) issued International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12 which clarify that IAS 12 applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements Qualified Domestic Minimum Top-up Taxes. The Group has adopted these amendments. However, they are not yet applicable for the current reporting year as the Group’s consolidated revenue is currently below the threshold of EUR 750,000,000 (equivalent to US$ 810,000,000).

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2024	2023	2022
Colombia	5,646	—	4,837
Brazil (a)	23,587	26,808	26,736
Chile (a) (c)	—	313,409	323,929
Argentina (b)	12,689	9,981	24,065
Spain (a)	—	6,936	7,205
Total tax losses as of December 31	41,922	357,134	386,772
a)	Taxable losses have no expiration date.
b)	Tax losses accumulated as of December 31, 2024, are: US$ 735,000, US$ 1,800,000, US$ 726,000, US$ 1,865,000 and US$ 7,563,000 expiring in 2025, 2026, 2027, 2028 and 2029, respectively.
c)	The Chilean business was divested on January 18, 2024.

As of December 31, 2024, deferred income tax assets in respect of tax losses in Argentina and a portion of tax losses in Brazil have not been recognized as there is insufficient evidence of future taxable profits to offset them.

Note 17     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2024	2023
Deferred income tax as of January 1	(48,143)	(51,180)
Currency translation differences	(519)	107
Income tax expense relating to cash flow hedges recognized in OCI	932	(1,369)
Income statement benefit (charge)	(37,752)	4,299
Deferred income tax as of December 31	(85,482)	(48,143)

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2024, and 2023, are as follows:

	At the		Currency
	beginning	Charged to	translation		At the end
Amounts in US$ ‘000	of year	net profit	differences	Reclassification	of year
Deferred income tax assets
Difference in depreciation rates and other	13,006	(14,851)	117	—	(1,728)
Tax losses	2,914	782	(636)	—	3,060
Total 2024	15,920	(14,069)	(519)	—	1,332
Total 2023	18,943	(2,574)	107	(556)	15,920

			Income tax expense
	At the beginning	Charged to	relating to		At the end
Amounts in US$ ‘000	of year	net profit	cash flow hedges	Reclassification	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(64,063)	(23,683)	932	—	(86,814)
Total 2024	(64,063)	(23,683)	932	—	(86,814)
Total 2023	(70,123)	6,873	(1,369)	556	(64,063)

Note 18     Earnings per share

Amounts in US$ ‘000 except for shares	2024	2023	2022
Numerator: Profit for the year	96,379	111,068	224,435
Denominator: Weighted average number of shares used in basic EPS	52,487,688	56,836,682	59,330,421
Earnings per share (US$) – basic	1.84	1.95	3.78

Amounts in US$ ‘000 except for shares	2024	2023	2022
Weighted average number of shares used in basic EPS	52,487,688	56,836,682	59,330,421
Effect of dilutive potential common shares
Stock awards at US$ 0.001	651,320	359,587	552,466
Weighted average number of common shares for the purposes of diluted earnings per shares	53,139,008	57,196,269	59,882,887
Earnings per share (US$) – diluted	1.81	1.94	3.75

Note 19     Property, plant and equipment

			Furniture,	Production	Buildings		Exploration
	Oil & gas		equipment	facilities and	and	Construction in	and evaluation
Amounts in US$’000	properties		and vehicles	machinery	improvements	progress	assets(a)		Total
Cost as of January 1, 2022	957,932		18,712	201,177	11,662	27,204	100,470		1,317,157
Additions / ARO change	(7,558)	(b)	1,620	6	(14)	107,171	67,889		169,114
Currency translation differences	2,921		37	232	6	18	19		3,233
Disposals	—		(1,290)	(26)	(774)	—	—		(2,090)
Write-off / Impairment	—		—	—	—	—	(25,789)	(d)	(25,789)
Transfers	125,962		14	21,338	147	(117,913)	(29,548)		—
Cost as of December 31, 2022	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions / ARO change	9,744	(b)	1,683	12	17	116,304	73,160		200,920
Currency translation differences	3,477		46	277	8	21	22		3,851
Disposals	—		(1,223)	—	(2,150)	(119)	—		(3,492)
Write-off / Impairment	(13,332)	(c)	—	—	—	—	(29,563)	(e)	(42,895)
Transfers	171,538		93	21,262	93	(116,905)	(76,081)		—
Assets held for sale (Note 35.3)	(330,024)		(6,559)	(74,491)	(4,948)	—	—		(416,022)
Cost as of December 31, 2023	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions / ARO change	2,319	(b)	1,252	—	—	126,746	63,312		193,629
Currency translation differences	(10,570)		(140)	(901)	(25)	—	(72)		(11,708)
Disposals	—		(104)	—	(11)	—	—		(115)
Write-off / Impairment	—	(c)	—	—	—	—	(14,779)	(f)	(14,779)
Transfers	122,437		90	23,616	352	(118,410)	(28,085)		—
Cost as of December 31, 2024	1,034,846		14,231	192,502	4,363	24,117	100,955		1,371,014

Depreciation and write-down as of January 1, 2022	(563,157)		(16,668)	(116,617)	(6,668)	—	—		(703,110)
Depreciation	(76,720)		(1,344)	(12,244)	(672)	—	—		(90,980)
Disposals	—		1,246	19	752	—	—		2,017
Currency translation differences	(2,403)		(33)	(231)	(6)	—	—		(2,673)
Depreciation and write-down as of December 31, 2022	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(95,369)		(1,304)	(12,896)	(503)	—	—		(110,072)
Disposals	—		1,189	—	1,877	—	—		3,066
Currency translation differences	(3,179)		(41)	(277)	(8)	—	—		(3,505)
Assets held for sale (Note 35.3)	310,683		6,488	68,765	2,158	—	—		388,094
Depreciation and write-down as of December 31, 2023	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(109,093)		(1,550)	(13,116)	(191)	—	—		(123,950)
Disposals	—		77	—	—	—	—		77
Currency translation differences	9,520		131	838	24	—	—		10,513
Depreciation and write-down as of December 31, 2024	(529,718)		(11,809)	(85,759)	(3,237)	—	—		(630,523)

Carrying amount as of December 31, 2022	436,977		2,294	93,654	4,433	16,480	113,041		666,879
Carrying amount as of December 31, 2023	490,515		2,666	96,306	977	15,781	80,579		686,824
Carrying amount as of December 31, 2024	505,128		2,422	106,743	1,126	24,117	100,955		740,491

(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 95,268,000 (US$ 72,581,000 in 2023 and US$ 96,041,000 in 2022).

Amounts in US$ ‘000	Total
Exploration wells as of December 31, 2022	17,000
Additions	61,500
Write-offs	(24,815)
Transfers	(45,687)
Exploration wells as of December 31, 2023	7,998
Additions	31,134
Write-offs	(11,721)
Transfers	(21,724)
Exploration wells as of December 31, 2024	5,687

As of December 31, 2024, the carrying amount included two exploratory wells that have been capitalized for a period less than three years amounting to US$ 5,687,000 (two exploratory wells of US$ 7,998,000 in 2023 and six exploratory wells of US$ 17,000,000 in 2022).

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 36.
(d)	Corresponds to exploration costs incurred in previous years in the Tacacho and Terecay Blocks (Colombia), four exploratory wells drilled in the CPO-5, Platanillo, Llanos 34 and Llanos 94 Blocks (Colombia), and certain exploration costs incurred in the Espejo Block (Ecuador).

(e)	Corresponds to three exploratory wells drilled in the Llanos 87 Block (Colombia), an exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

(f)	Corresponds to two exploratory wells drilled in the CPO-5 Block (Colombia) and two exploratory wells drilled in the Espejo Block (Ecuador).

Note 20     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of December 31, 2024:

GeoPark Limited
(Bermuda)
100%
GeoPark (UK) Limited
0.9%
100%
GeoPark Colombia
S.L.U. (Spain)
17.4%
99.9%
100%
99.4%
GeoPark Brasil Exploração e
Produção de Petróleo e Gas Ltda.
(Brazil)
GeoPark Colombia SAS
(Colombia)
GeoPark Ecuador S.A. (1)
(Ecuador)
81.7%
100%
GeoPark Argentina S.A.
(Argentina)
Amerisur Exploracion
Colombia Limited
(British Virgin Islands)
100%
Amerisur Exploracion
Colombia Limitada
Colombian Branch

(1)	GeoPark Ecuador S.A. holds 50% working interest in the consortiums that operate the Espejo and Perico Blocks.

During the year ended December 31, 2024, the following change to the Group structure has taken place:

●	On January 18, 2024, the Chilean subsidiaries GeoPark Chile S.p.A., GeoPark Fell S.p.A., GeoPark TdF S.p.A. and GeoPark Magallanes Limitada were divested.
●	On July 22, 2024, GeoPark Colombia, S.L.U. acquired 99.4% of shares of GeoPark Ecuador S.A., previously owned by GeoPark Perú S.A.C.
●	On September 2, 2024, the Ecuadorian subsidiary, AmerisurExplor Ecuador S.A. (which, as noted in the Group’s 2023 Annual Report on Form 20-F, was a dormant company) was dissolved and liquidated.
●	On October 24, 2024, and November 27, 2024, the new subsidiaries GPK Panama, S.A. and GPRK Holding Panama, S.A., respectively, were incorporated in Panama, as part of the process related to the proposed acquisition of certain Repsol exploration and production assets in Colombia (see Note 35.2).
●	On December 19, 2024, GeoPark Argentina S.A. capitalized a contribution received from GeoPark Colombia S.A.S and, therefore, its updated shareholding structure became as follows: (i) GeoPark Colombia S.A.S.: 81.7%; (ii) GeoPark Colombia S.L.U.: 17.4%; and (iii) GeoPark (UK) Limited: 0.9%.

Details of all the subsidiaries of the Group as of December 31, 2024, are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A. (Argentina)	100% (a)
	GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Colombia, S.L.U. (Spain)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Ecuador S.A. (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b) (c)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b) (c)
	Amerisur S.A. (Paraguay)	100% (a) (b)
	Market Access LLP (United States)	9%
	GeoPark Colombia S.A.S. Sucursal Panama (Panama)	100% (a) (b)
	GPK Panama, S.A. (Panama)	100% (a) (b) (d)
	GPRK Holding Panama, S.A. (Panama)	100% (a) (b) (d)
(a)	Indirectly owned.
(b)	Dormant companies.
(c)	In process of liquidation.
(d)	On February 11 2025, Panamanian subsidiaries GPK Panama, S.A. and GPRK Holding Panama, S.A. finalized a merger process, with GPK Panama, S.A. being the surviving company.

Details of the joint operations of the Group as of December 31, 2024, are set out below:

	Name and registered office	Ownership interest
Joint operations	Llanos 34 Block (Colombia)	45% (a)
	Llanos 32 Block (Colombia)	12.5% (b)
	Puelen Block (Argentina)	18% (c)
	Los Parlamentos Block (Argentina)	50% (d)
	Manati Field (Brazil)	10% (b)
	POT-T-785 Block (Brazil)	70% (a)
	Espejo Block (Ecuador)	50% (a)
	Perico Block (Ecuador)	50%
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a)
	Tacacho Block (Colombia)	50% (a) (c)
	Terecay Block (Colombia)	50% (a) (c)
	PUT-36 Block (Colombia)	50% (a)
	CPO-4-1 Block (Colombia)	50%
(a)	GeoPark is the operator.
(b)	In process of divestment. See Note 37.2.
(c)	In process of relinquishment.
(d)	GeoPark agreed to transfer its 50% working interest to its joint operation partner.

Note 21     Prepayments and other receivables

Amounts in US$ '000	2024	2023
V.A.T.	3,734	4,310
Income tax payments in advance	1,112	3,685
Other prepaid taxes	227	23
To be recovered from co-venturers (Note 34)	9,740	8,630
Prepayments and other receivables	13,484	12,311
Advanced payment for business transaction in Argentina (a)	54,084	—
	82,381	28,959
Classified as follows:
Current	79,731	25,896
Non-current	2,650	3,063
	82,381	28,959
(a)	This advanced payment was composed of US$ 38,000,000 for the acquisition of working interests in four unconventional blocks and US$ 16,084,000 for the acquisition of midstream capacity. See Note 35.1.

Movements on the Group provision for impairment of prepayments and other receivables are as follows:

Amounts in US$ '000	2024	2023
At January 1	18	14
Foreign exchange gain (loss)	(2)	4
	16	18

Note 22     Inventories

Amounts in US$ '000	2024	2023
Crude oil	6,509	9,441
Materials and spares	4,058	4,111
	10,567	13,552

The carrying amount of inventories is not pledged as security for liabilities.

Note 23     Trade receivables

Amounts in US$ '000	2024	2023
Trade receivables	40,211	65,049
	40,211	65,049

As of December 31, 2024, and 2023, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

The credit period for trade receivables is 30 days or less. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note 24     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2024	2023
Financial assets at fair value through profit or loss
Derivative financial instrument assets	2,764	3,775
	2,764	3,775
Other financial assets at amortized cost
Trade receivables (Note 23)	40,211	65,049
To be recovered from co-venturers (Note 34)	9,740	8,630
Other financial assets (a)	21,108	12,564
Cash and cash equivalents (b)	276,750	133,036
	347,809	219,279
Total financial assets	350,573	223,054
(a)	Non-current other financial assets as of December 31, 2023, related to restricted deposits made for environmental obligations according to Brazilian government regulations, which were recovered and replaced by a bank guarantee in September 2024. Current other financial assets correspond to the security deposit granted in relation to the proposed acquisition of certain Repsol exploration and production assets in Colombia (see Note 35.2) and short-term investments with original maturities up to twelve months and over three months.
(b)	Cash and cash equivalents include US$ 152,000,000 drawn from Vitol (see Note 30.1), which are expected to be used for the final payment of the acquisition in Argentina (see Note 35.1).

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2024	2023
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	464	70
	464	70
Other financial liabilities at amortized cost
Trade payables	93,435	108,977
Customer advance payments (Note 29)	152,000	—
To be paid to co-venturers (Note 34)	1,829	522
Lease liabilities (Note 27)	25,923	32,298
Borrowings (Note 26)	514,333	500,981
	787,520	642,778
Total financial liabilities	787,984	642,848

24.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2024	2023
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
A3	—	949
Baa1	—	1,721
Baa3	178	151
Ba1	260	15,068
Ba2	—	2,953
B2	—	63
Counterparties without an external credit rating
Group 1 (a)	39,773	44,144
Total trade receivables	40,211	65,049
(a)	Group 1 – no existing balances with customers aged by more than 3 months. The receivables from counterparties without an external credit rating mainly correspond to Vitol and Trafigura, two of the world’s leading commodity traders, with whom GeoPark has offtake and prepayment agreements in place (see Note 30).

All trade receivables are denominated in U.S. Dollar, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2024	2023
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
Aa3	153,330	—
A1	94,495	91,747
A2	—	268
A3	9,765	16,147
Baa1	20,114	18
Baa2	9,017	17,585
Baa3	4,091	125
Ba1	234	—
Ba2	1	6,528
Ba3	—	5
B1	930	—
B3	37	593
Caa1	3	—
Counterparties without an external credit rating	5,830	12,571
Total	297,847	145,587
(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$11,000 (US$ 13,000 in 2023).

24.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
As of December 31, 2024
Borrowings	37,500	27,500	513,750	—
Lease liabilities	8,933	3,752	10,032	18,558
Trade payables	93,435	—	—	—
Customer advance payments (Note 30.1)	152,000	—	—	—
To be paid to co-venturers (Note 34)	1,829	—	—	—
	293,697	31,252	523,782	18,558
As of December 31, 2023
Borrowings	27,500	27,500	541,250	—
Lease liabilities	9,416	6,515	11,719	25,134
Trade payables	108,977	—	—	—
To be paid to co-venturers (Note 34)	522	—	—	—
	146,415	34,015	552,969	25,134

A portion of the Group’s trade payables in Colombia is included under supplier finance arrangements. As a result, these payables are managed with specific counterparties rather than individual suppliers. This requires the Group to settle certain amounts with a limited number of counterparties instead of smaller amounts with multiple suppliers. However, the payment terms for trade payables under these arrangements are identical to those for other trade payables.

Management considers that these arrangements do not create excessive concentrations of liquidity risk. The primary purpose of the arrangements is to streamline administrative processes associated with managing a high volume of invoices from numerous suppliers and to provide local suppliers with access to favorable financial terms. These arrangements are not intended to secure financing for the Group.

24.3 Fair value measurement of financial instruments

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

24.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2024 and 2023, on a recurring basis:

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	2,764	2,764
Total Assets	—	2,764	2,764
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	464	464
Total Liabilities	—	464	464

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2023
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	3,775	3,775
Total Assets	—	3,775	3,775
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	70	70
Total Liabilities	—	70	70

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2024.

24.3.2 Valuation techniques used to determine fair values

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

24.3.3 Fair values of other financial instruments (unrecognized)

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

The fair value of these financial instruments as of December 31, 2024, amounts to US$ 490,980,000 (US$ 443,690,000 in 2023). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 25     Equity

25.1 Share capital and Share premium

Issued share capital	2024	2023
Common stock (amounts in US$ ‘000)	51	55
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,247,287	55,327,520
Total common shares in issue	51,247,287	55,327,520

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

25.1.1 Common shares

As of December 31, 2024, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		movement	closing	US$(`000)
GeoPark common shares history	Month	(millions)	(millions)	Closing
Shares outstanding at the end of 2022			57.6	58
Stock awards	Feb 2023	0.6	58.2	58
Repurchase of shares	Mar 2023	(0.6)	57.6	58
Stock awards	May 2023	0.1	57.7	58
Repurchase of shares	Jun 2023	(1.1)	56.6	57
Repurchase of shares	Sep 2023	(0.5)	56.1	56
Repurchase of shares	Dec 2023	(0.8)	55.3	55
Shares outstanding at the end of 2023			55.3	55
Stock awards	Jan to Mar 2024	0.2	55.5	55
Repurchase of shares	Apr 2024	(4.5)	51.0	51
Stock awards	Apr to Jun 2024	0.2	51.2	51
Buyback program	Jul to Sep 2024	0.0	51.2	51
Buyback program	Oct to Dec 2024	0.0	51.2	51
Shares outstanding at the end of 2024			51.2	51

25.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2024, the Company issued 121,694 shares (99,590 in 2023 and 75,636 in 2022) to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 1,114,000 (US$ 1,133,000 in 2023 and US$ 1,040,000 in 2022). The number of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

In March 2024, 86,602 common shares (246,110 in 2023) were issued as a result of the vesting of a tranche of the Long-Term Incentive program (“LTIP”) oriented to executive officers, generating a share premium of US$ 2,039,000 (US$ 1,505,000 in 2023).

During 2024, 80,652 common shares (82,472 in 2023) were issued as part of other equity incentive plans vested during the year, generating a share premium of US$ 3,003,000 (US$ 281,000 in 2023).

On February 3, 2023, 350,938 common shares (52,058 in 2022) were issued as part of the compensation agreements with the former Chief Executive Officer, generating a share premium of US$ 4,799,000 (US$ 800,000 in 2022).

25.1.3 Buyback Program

The Company had recurring buyback programs to repurchase its own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of the shares outstanding, or approximately 5,611,797 shares, until December 31, 2024. During 2024, no common shares were repurchased under this program (3,073,588 in 2023 and 2,743,722 in 2022, for a total amount of US$ 31,239,000 in 2023 and US$ 36,265,000 in 2022). These transactions had no impact on the Group’s results. As of the date of these Consolidated Financial Statements, there is no buyback program in place.

On March 20, 2024, GeoPark announced a tender offer to purchase up to US$ 50,000,000 of its common shares. Consequently, on April 22, 2024, the Company acquired 4,369,181 of its common shares at a purchase price of US$ 10 per share, for a total cost of US$ 43,691,810, excluding fees and other expenses related to the tender offer.

25.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of quarterly cash distributions.

The following table summarizes the cash distributions for each of the years presented:

			Total amount
Date of declaration	Date of distribution	US$ per share	in US$ ‘000
March 9, 2022	March 31, 2022	0.0820	4,847
May 11, 2022	June 10, 2022	0.0820	4,809
August 10, 2022	September 8, 2022	0.1270	7,345
November 9, 2022	December 7, 2022	0.1270	7,281
Cash distributions for the year ended December 31, 2022			24,282
March 8, 2023	March 31, 2023	0.1300	7,505
May 3, 2023	May 31, 2023	0.1300	7,378
August 9, 2023	September 7, 2023	0.1320	7,383
November 8, 2023	December 11, 2023	0.1340	7,449
Cash distributions for the year ended December 31, 2023			29,715
March 6, 2024	March 28, 2024	0.1360	7,520
May 15, 2024	June 14, 2024	0.1470	7,496
August 14, 2024	September 12, 2024	0.1470	7,506
November 6, 2024	December 6, 2024	0.1470	7,513
Cash distributions for the year ended December 31, 2024			30,035

These distributions are deducted from Other Reserves.

Note 26     Borrowings

Amounts in US$ ‘000	2024	2023
Outstanding amounts as of December 31
Notes due 2027	504,535	500,981
Promissory note	9,798	—
	514,333	500,981
Classified as follows:
Current	22,326	12,528
Non-current	492,007	488,453

In January 2020, the Company placed US$ 350,000,000 aggregate principal amount of 5.500% senior secured notes due 2027 (the “Notes due 2027”), which were priced at 99.285% and carry a coupon of 5.50% per annum (yield 5.625% per annum). In April 2021, the Company reopened its Notes due 2027, issuing an additional US$ 150,000,000 principal amount. The reopening was priced above par at 101.875%, representing a yield to maturity of 5.117%. The Notes due 2027 were offered in private placements to qualified institutional buyers in accordance with Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Final maturity will be January 17, 2027. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U. On January 31, 2025, the Company repurchased part of its Notes due 2027 for a nominal amount of US$ 405,333,000 through a concurrent tender offer (see Note 37).

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

In August 2024, GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. executed a loan agreement with Banco Santander for Brazilian Reais 4,000,000 (equivalent to US$ 728,000 at the moment of the loan execution) to finance working capital requirements in Brazil as a consequence of the suspended production at the Manati gas field due to unscheduled maintenance. The interest rate applicable to this loan was 8.70% per annum. The loan principal and interests were fully repaid in September 2024, once the restricted deposit related to environmental obligations was recovered and replaced by a bank guarantee.

On November 29, 2024, GeoPark Colombia S.A.S., as borrower, and GeoPark Limited, as guarantor, signed a senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. as mandated lead arrangers and bookrunners, which provides GeoPark with access to up to US$ 100,000,000, with an availability period until May 29, 2026, and with a final maturity date on September 29, 2026. The agreement establishes a commitment fee of 1.70% per annum with respect to undrawn amounts and an interest rate of SOFR + 3.70% with respect to amounts drawn. “SOFR” (Secured Overnight Financing Rate) is a broad measure of the cost of borrowing cash overnight collateralized by treasury securities. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount under this credit facility.

On December 3, 2024, GeoPark Argentina S.A. executed a promissory note with AdCap Securities Argentina S.A. for Argentine Pesos 9,866,571,337 (U.S. Dollar linked), equivalent to US$ 10,000,000, minus interests and other issuance costs, which were deducted at the execution date. The interest rate is 3% per annum and final maturity will be July 3, 2025. The funds collected from this transaction were mainly used for making an additional advance payment for the acquisition of midstream capacity in Argentina of US$ 4,988,000 plus VAT.

As of the date of these Consolidated Financial Statements, the Group had access to the abovementioned US$ 100,000,000 senior unsecured committed credit facility and to US$ 262,654,000 in uncommitted credit lines (including US$ 160,000,000 in Argentina).

Note 27     Leases

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

Amounts in US$ ‘000	2024	2023
Right of use assets
Production, facilities and machinery	20,935	24,201
Buildings and improvements	3,516	4,250
	24,451	28,451
Lease liabilities
Current	8,605	8,911
Non-current	17,318	23,387
	25,923	32,298

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2024	2023	2022
Depreciation charge of Right of use assets
Production, facilities and machinery	(5,156)	(7,858)	(6,057)
Buildings and improvements	(1,272)	(792)	(988)
	(6,428)	(8,650)	(7,045)
Unwinding of long-term liabilities (included in Financial results)	(2,928)	(3,168)	(2,838)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	(730)	(838)	(2,614)
Expenses related to low-value leases (included in Administrative expenses)	(907)	(775)	(708)

The table below summarizes the amounts of Right-of-use assets recognized and the movements during the reporting years:

Amounts in US$‘000	2024	2023
Right-of-use assets as of January 1	28,451	37,011
Additions / changes in estimates	2,603	137
Foreign currency translation	(175)	444
Assets held for sale (Note 35.3)	—	(491)
Depreciation	(6,428)	(8,650)
Right-of-use assets as of December 31	24,451	28,451

The table below summarizes the amounts of Lease liabilities recognized and the movements during the reporting years:

Amounts in US$‘000	2024	2023
Lease liabilities as of January 1	32,298	32,051
Additions / changes in estimates	2,603	137
Exchange difference	(3,283)	7,061
Foreign currency translation	(346)	174
Liabilities associated with assets held for sale (Note 35.3)	—	(26)
Divestment of Chilean business	(502)	—
Unwinding of discount	2,928	3,168
Lease payments	(7,775)	(10,267)
Lease liabilities as of December 31	25,923	32,298

Note 28     Provisions and other long-term liabilities

	Asset retirement	Deferred
Amounts in US$ ‘000	obligation (a)	Income (b)	Other (c)	Total
As of January 1, 2023	40,903	757	10,287	51,947
Addition to provision / changes in estimates	7,374	—	2,460	9,834
Exchange difference	1,172	180	560	1,912
Foreign currency translation	717	—	(13)	704
Amortization	—	(127)	—	(127)
Unwinding of discount	2,794	—	494	3,288
Amounts used during the year	(2,502)	—	(4,051)	(6,553)
Liabilities associated with assets held for sale (Note 35.3)	(26,922)	—	—	(26,922)
As of December 31, 2023	23,536	810	9,737	34,083
Addition to provision / changes in estimates	2,162	—	3,314	5,476
Exchange difference	333	(100)	(611)	(378)
Foreign currency translation	(2,554)	—	20	(2,534)
Amortization	—	(107)	—	(107)
Unwinding of discount	1,751	—	474	2,225
Amounts used during the year	(4,341)	—	(2,472)	(6,813)
As of December 31, 2024	20,887	603	10,462	31,952
(a)	The provision for ‘asset retirement obligation’ relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).

(b)	‘Deferred income’ relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.

(c)	‘Other’ mainly includes environmental obligations in Colombia and Peru, and environmental and tax contingencies in Brazil.

Note 29     Trade and other payables

Amounts in US$ ‘000	2024	2023
V.A.T	8,842	975
Trade payables	93,435	108,977
Customer advance payments (a)	152,000	—
Other short-term advance payments (b)	—	450
Outstanding commitments in Chile (c)	3,320	5,869
Staff costs to be paid	11,563	10,852
Royalties to be paid	723	791
Taxes and other debts to be paid	8,237	9,381
To be paid to co-venturers (Note 34)	1,829	522
	279,949	137,817
Classified as follows:
Current	279,949	137,817
Non-current	—	—
(a)	Funds drawn under the offtake and prepayment agreement with Vitol (see Note 30.1).
(b)	Advance payment collected in relation with the sale of the Group’s business in Chile (see Note 35.3).

(c)	Investment commitments in the Campanario and Isla Norte Blocks as a result of sale agreement of the Group’s business in Chile (see Note 35.3), net of amounts already incurred as of December 31, 2024.

The average credit period (expressed as creditor days) during the year ended December 31, 2024, was 92 days (2023: 90 days).

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

The Group has established a supplier finance arrangement in Colombia where payables are managed with specific counterparties rather than individual suppliers. Participation in these arrangements is entirely at the suppliers’ discretion. Suppliers opting to participate may receive early payment for their invoices through the Group’s external finance provider, which charges a fee to the suppliers for this service. The Group is not a party to this fee arrangement. For the finance provider to process early payments, the goods or services must have been delivered and the invoices approved by the Group. The Group subsequently settles the original invoice amount with the finance provider on the original invoice maturity date. Payment terms with suppliers have not been renegotiated in connection with these arrangements and the Group does not provide any collateral or guarantees to the finance provider.

As of December 31, 2024, trade payables subject to supplier finance arrangements amounting to US$ 2,664,000 are included within “Trade and other payables” line item in the Consolidated Statement of Financial Position.

Note 30 Offtake and prepayment agreements

30.1 Vitol

In May 2024, GeoPark executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024.

As part of this transaction, GeoPark obtained access to committed funding from Vitol, with an initial limit of up to US$ 300,000,000, which decreases by US$ 10,000,000 per month, in prepaid future oil sales over the period of the offtake agreement. Funds committed by Vitol were available until December 31, 2024. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. In November 2024, GeoPark drew US$ 152,000,000 under this prepayment agreement. Between February and March 2025, GeoPark repaid US$ 126,370,000 in cash and US$ 6,399,000 in kind from that amount and, as of the date of these Consolidated Financial Statements, US$ 19,231,000 remain outstanding.

30.2 Trafigura

In August 2024, GeoPark executed an offtake and prepayment agreement with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”), one of the world’s leading commodity traders. The offtake agreement provides for GeoPark to sell and deliver the light crude oil production from the CPO-5 Block in Colombia to Trafigura, for 12 months, starting on August 1, 2024.

As part of this transaction, GeoPark obtained access to committed funding from Trafigura for up to US$ 100,000,000 in prepaid future oil sales over the period of the offtake agreement. Funds committed by Trafigura are available until June 30, 2025, subject to certain conditions. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. As of the date of these Consolidated Financial Statements, GeoPark has not withdrawn any amount under this prepayment agreement.

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

On March 8, 2022, and March 4, 2025, the Company’s Board of Directors approved pools of approximately 215,000 and 200,000 shares, respectively, oriented for retention of key employees and new hires bonuses, under the Stock Awards Program. The vesting of the plans are in a three-years period from the grant date.

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

In 2022, the Compensation Committee approved grants with respect to the LTIP Executives of an estimated 571,984 total shares, to vest during a three-year period. On February 17, 2023, February 26, 2024, and March 4, 2025, the Compensation Committee approved new grants of 197,197, 351,971 and 287,656 shares, respectively, to vest during a three-year period.

On January 25, 2023, February 26, 2024, and March 25, 2025, the Compensation Committee determined that 246,110, 86,602 and 93,326 shares, respectively, should be delivered to the participants according to the abovementioned grants.

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

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net profit/loss
	beginning	in the year	forfeited	exercised	year end	2024	2023	2022

Programs	No. of Shares					Amounts in US$ '000
Oriented to Employees
LTIP for Employees	689,717	121,651	(122,513)	(28,207)	660,648	1,272	1,452	—
Retention Program 2022	187,844	10,000	(19,916)	(9,889)	168,039	930	990	619
Compensation Program 2020	90,050	—	—	(29,779)	60,271	—	—	1,691
Oriented to Directors and Executive Officers
LTIP for Executives	571,288	351,971	(200,381)	(86,602)	636,276	2,738	3,612	2,111
Shares granted to Non-Executive Directors	—	121,694	—	(121,694)	—	1,114	1,133	1,041
Shares granted to Executive Officers	36,666	55,000	(15,555)	(12,777)	63,334	220	141	3,560
Value Creation Plan 2019	—	—	—	—	—	—	—	2,016
	1,575,565	660,316	(358,365)	(288,948)	1,588,568	6,274	7,328	11,038

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 32     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Colombia, Ecuador, Brazil, and Argentina.

GeoPark is the operator in the Llanos 34, Llanos 86, Llanos 87, Llanos 104, Llanos 123, Llanos 124, Mecaya, PUT-8, PUT-9, PUT-36, Tacacho and Terecay Blocks in Colombia, and in the Espejo Block in Ecuador.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2024
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	382,116	5,530	387,646	(4,588)	383,058	393,759	242,732
Llanos 32 Block	12.5%	13,738	36	13,774	(319)	13,455	9,742	5,925
Llanos 86 Block	50%	9,553	164	9,717	—	9,717	—	(170)
Llanos 87 Block	50%	15,498	194	15,692	(390)	15,302	4,661	(88)
Llanos 94 Block (a)	50%	—	—	—	(469)	(469)	—	(81)
Llanos 104 Block	50%	8,845	145	8,990	—	8,990	—	(149)
Llanos 123 Block	50%	34,915	1,930	36,845	(895)	35,950	31,237	12,303
Llanos 124 Block	50%	—	—	—	(97)	(97)	—	(62)
CPO-5 Block	30%	156,932	—	156,932	(1,698)	155,234	122,634	53,560
CPO-4-1 Block	50%	303	56	359	—	359	—	(60)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	4,101	41	4,142	(9)	4,133	—	(51)
PUT-8 Block	50%	11,916	809	12,725	(33)	12,692	—	(15)
PUT-9 Block	50%	4,286	135	4,421	—	4,421	—	(30)
PUT-36 Block	50%	3,113	45	3,158	—	3,158	—	(51)
Tacacho Block	50%	—	83	83	—	83	—	(58)
Terecay Block	50%	—	25	25	—	25	—	(57)
GeoPark Ecuador S.A.
Espejo Block	50%	12,403	356	12,759	(758)	12,001	1,187	(26)
Perico Block	50%	29,228	—	29,228	(1,455)	27,773	29,380	6,699
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	4,812	1,144	5,956	(13,044)	(7,088)	2,934	(4,044)
GeoPark Argentina S.A.
Los Parlamentos Block	50%	—	—	—	(76)	(76)	—	(41)
Puelen Block	18%	—	—	—	—	—	—	(38)
(a)	On August 14, 2024, the Llanos 94 Block working interest transferred to the joint operation partner.

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2023
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	354,361	5,079	359,440	(7,641)	351,799	464,146	295,556
Llanos 32 Block	12.5%	2,493	—	2,493	(655)	1,838	7,811	5,661
Llanos 86 Block	50%	5,532	227	5,759	—	5,759	—	(187)
Llanos 87 Block	50%	16,621	650	17,271	(1,211)	16,060	1,527	(17,722)
Llanos 94 Block	50%	—	—	—	(336)	(336)	—	(1,044)
Llanos 104 Block	50%	5,536	320	5,856	—	5,856	—	(186)
Llanos 123 Block	50%	16,292	1,035	17,327	(520)	16,807	8,648	4,006
Llanos 124 Block	50%	—	170	170	(166)	4	—	(7,496)
CPO-5 Block	30%	182,484	—	182,484	(1,540)	180,944	148,594	50,032
CPO-4-1 Block	50%	102	7	109	—	109	—	(96)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,948	51	3,999	(40)	3,959	—	(66)
PUT-8 Block	50%	9,118	306	9,424	—	9,424	—	(8)
PUT-9 Block	50%	4,454	68	4,522	—	4,522	—	(66)
PUT-36 Block	50%	2,950	50	3,000	—	3,000	—	(2)
Tacacho Block	50%	—	103	103	—	103	—	(8)
Terecay Block	50%	—	36	36	—	36	—	(8)
GeoPark Ecuador S.A.
Espejo Block	50%	10,072	213	10,285	(467)	9,818	1,450	(1,897)
Perico Block	50%	22,231	—	22,231	(889)	21,342	17,647	258
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	5,233	17,546	22,779	(12,788)	9,991	14,019	4,955
POT-T‑785 Block	70%	160	—	160	—	160	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,336)	(1,336)	—	(178)
Campanario Block	50%	—	—	—	(5,438)	(5,438)	—	(5,113)
Isla Norte Block	60%	—	—	—	(1,018)	(1,018)	—	(1,000)
GeoPark Argentina S.A.
Los Parlamentos Block	50%	—	—	—	—	—	—	(7,086)
Puelen Block	18%	—	2	2	(60)	(58)	—	(51)

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2022
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	295,639	2,284	297,923	(2,104)	295,819	721,326	402,425
Llanos 32 Block	12.5%	2,324	—	2,324	(371)	1,953	9,791	7,066
Llanos 86 Block	50%	970	—	970	—	970	—	(60)
Llanos 87 Block	50%	15,038	—	15,038	(41)	14,997	—	(390)
Llanos 94 Block	50%	576	—	576	(233)	343	—	(5,632)
Llanos 104 Block	50%	1,001	—	1,001	—	1,001	—	(60)
Llanos 123 Block	50%	1,172	—	1,172	—	1,172	—	(60)
Llanos 124 Block	50%	1,207	—	1,207	—	1,207	—	(60)
CPO-5 Block	30%	199,748	—	199,748	(344)	199,404	184,160	69,422
CPO-4-1 Block	50%	102	—	102	—	102	—	—
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,908	—	3,908	(17)	3,891	—	(62)
PUT-8 Block	50%	7,927	—	7,927	—	7,927	—	(61)
PUT-9 Block	50%	4,420	—	4,420	—	4,420	—	(62)
PUT-36 Block	50%	2,931	—	2,931	—	2,931	—	(60)
Tacacho Block	50%	—	—	—	—	—	—	(3,699)
Terecay Block	50%	—	—	—	—	—	—	(300)
GeoPark Ecuador S.A.
Espejo Block	50%	10,727	593	11,320	(5,406)	5,914	—	(5,151)
Perico Block	50%	15,195	8,506	23,701	(5,315)	18,386	10,671	4,533
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	5,665	18,537	24,202	(12,602)	11,600	19,873	11,240
POT-T‑785 Block	70%	168	—	168	—	168	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,314)	(1,314)	—	(261)
Campanario Block	50%	—	—	—	(422)	(422)	—	(115)
Isla Norte Block	60%	—	—	—	(160)	(160)	—	(131)
GeoPark Argentina S.A.
CN-V Block	50%	—	—	—	(14)	(14)	—	(131)
Los Parlamentos Block	50%	—	—	—	(93)	(93)	—	(176)
Puelen Block	18%	—	10	10	(105)	(95)	—	(69)
Sierra del Nevado Block	18%	—	1	1	(4)	(3)	—	(8)

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

The production royalty rate depends on the crude quality. When the API is lower than 15°, the payment is reduced to the 75% of the total calculation. Royalties over gas production have a 20% discount.

In Brazil, the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) is responsible for determining monthly minimum prices for petroleum produced in concessions for purposes of royalties payable with respect to production. Royalties generally correspond to a percentage ranging between 5% and 10% applied to reference prices for oil or natural gas, as established in the relevant bidding guidelines (edital de licitação) and concession agreement. In determining the percentage of royalties applicable to a concession, the ANP takes into consideration, among other factors, the geological risks involved and the production levels expected. In the Manati field, royalties are calculated at 7.5% of gas production.

33.1.2 Overriding royalty

GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, plus a 20% grossing up over that overriding royalty, to the previous owners of the Llanos 34 and Llanos 32 Blocks, and the CPO-5 Block, respectively, based on the production and sale of hydrocarbons discovered in the blocks. During 2024, the Group has accrued US$ 26,101,000 (US$ 27,453,000 in 2023 and US$ 34,032,000 in 2022) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2024, these agreements had no impact on the Group’s results.

33.1.3 Economic rights

According to each E&P Contract, the Colombian National Hydrocarbons Agency (“ANH”) has an economic right, offered by the operator at the moment of the ANH bid. This economic right, which is based on the production of the block after royalty discount, is equal to 1% in the Llanos 32, Llanos 34 and Llanos 123 Blocks, 3% in the Llanos 87 Block, 23% in the CPO-5 Block and 0% in the Platanillo Block. Furthermore, there are economic rights applicable to other blocks with currently no production and, therefore, they have no impact on the Group’s results.

When the accumulated production of each field or block (depending on each E&P contract), including the royalties’ volume, exceeds 5,000,000 of barrels and the WTI price exceeds certain price level previously determined, the Group should also deliver to ANH a share of the production net of royalties in accordance with a formula defined in each E&P Contract, which basically depends on the WTI price and the crude quality.

33.2 Capital commitments

During 2024, the Group incurred investments of US$ 40,228,000 to fulfil its commitments, at GeoPark’s working interest.

33.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	Llanos 104 Block: 1 exploratory well (US$ 3,343,000) before June 19, 2026.

●	Llanos 123 Block: 1 exploratory well (US$ 3,343,000) before January 14, 2027.

●	CPO-4-1 Block: 1 exploratory well (US$ 2,922,000) before September 19, 2028.

●	CPO-5 Block: 3D seismic acquisition, processing and interpretation and 1 exploratory well (US$ 9,313,000) before May 18, 2027. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred, and the ANH approval is pending.

●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The evaluation area is currently suspended. On November 3, 2022, GeoPark submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. As of the date of these Consolidated Financial Statements, GeoPark completed the transfer of the pending commitments in the block and the ANH approval is pending.

●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Pursuant to a private agreement with the joint operation partner, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.

●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before May 19, 2025. GeoPark fulfilled the total seismic committed in the block. As of the date of these Consolidated Financial Statements, two of the three committed exploratory wells have already been drilled and are under evaluation.

●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 4,365,000. The exploratory period is currently suspended.

●	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000). On March 10, 2022, GeoPark submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to the Platanillo and CPO-5 Blocks. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments have already been incurred and the ANH approval is pending.

●	The PUT-36 Block is in a preliminary phase that is suspended as of the date of these Consolidated Financial Statements. During this preliminary phase, GeoPark must request from the Ministry of Interior a certificate that indicates presence or no presence of indigenous communities and develop previous consultation, if applicable. Only when this process has been completed and the corresponding regulatory approvals have been obtained, the blocks will enter into phase 1, where the exploratory commitments are mandatory. The investment commitments for the block over three-years term of phase 1 would be 3D seismic acquisition and 2 exploratory wells (US$ 11,531,000).

●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 1,224,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.

●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 2,856,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.

33.2.2 Ecuador

The investment commitments assumed by GeoPark, at its 50% working interest in the Espejo and Perico Blocks, during the first exploratory period, were 3D seismic in the Espejo Block and 4 exploratory wells in each block until June 2025 (US$ 38,996,000). As of the date of these Consolidated Financial Statements, GeoPark has already performed all the committed exploratory activities, and the Ecuadorian Mines and Energy Ministry approval is pending.

33.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	POT-T-785 Block: electromagnetic survey before April 29, 2025 (US$ 57,000). As of the date of these Consolidated Financial Statements, GeoPark has already performed all the committed exploratory activities and the Brazilian Petroleum, Natural Gas and Biofuels Agency approval is pending.

●	REC-T-58 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 118,000).

●	REC-T-67 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 118,000).

●	REC-T-77 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 118,000).

●	POT-T-834 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 118,000).

33.2.4 Chile

The remaining investment commitments to be assumed 100% by GeoPark for the second exploratory phase in the Campanario and Isla Norte Blocks are up to:

●	Campanario Block: 2 exploratory wells before April 15, 2025 (US$ 5,002,000).

●	Isla Norte Block: 1 exploratory well before February 9, 2025 (US$ 867,000).

As of December 31, 2024, the Group has established guarantees for its total commitments.

As part of the divesting process detailed in Note 35.3, GeoPark remains responsible for these outstanding investment commitments and consequently recognized a corresponding liability as of December 31, 2024, net investments already incurred.

Note 34      Related parties

Controlling interest

The main shareholders of GeoPark Limited as of December 31, 2024, based on Schedules 13F and 13G filed with the SEC, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,817,251	17.21%
Renaissance Technologies LLC (b)	3,176,376	6.20%
Socoservin Overseas SPF S.à.r.l. (c)	2,889,315	5.64%
Cobas Asset Management, SGIIC, SA (d)	2,490,017	4.86%
Other shareholders	33,874,328	66.09%
	51,247,287	100.00%
(a)	Held by James F. Park directly and indirectly through GoodRock, LLC and Spark Resources LLC, which are controlled by Mr. Park. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Park’s most recent Schedule 13G filed with the SEC on February 14, 2025.
(b)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13F filed with the SEC on February 13, 2025.
(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Socoservin Overseas’ most recent Schedule 13G filed with the SEC on April 3, 2024. The percentage of outstanding common shares was calculated on the basis of GeoPark Limited outstanding shares as of December 31, 2024, and as such may not match the percentage in the aforementioned filing.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Cobas Asset Management’s most recent Schedule 13G filed with the SEC on February 18, 2025.

Balances outstanding and transactions with related parties

		Balances
	Transaction	at year
Account (Amounts in US$´000)	in the year	end	Related Party	Relationship
2024
To be recovered from co-venturers	—	9,740	Joint Operations	Joint Operations
To be paid to co-venturers	—	(1,829)	Joint Operations	Joint Operations
2023
To be recovered from co-venturers	—	8,630	Joint Operations	Joint Operations
To be paid to co-venturers	—	(522)	Joint Operations	Joint Operations
2022
To be recovered from co-venturers	—	8,750	Joint Operations	Joint Operations
To be paid to co-venturers	—	(2,815)	Joint Operations	Joint Operations
Geological and geophysical expenses	160	—	Carlos Gulisano	Former Non-Executive Director (a)
Administrative expenses	492	—	Pedro E. Aylwin	Former Executive Director (b)
(a)	Corresponding to consultancy services. Carlos Gulisano acted as a Director of the Company until July 2022.
(b)	Corresponding to wages and salaries acting as Director of Legal and Governance and fees for consultancy services. In addition, Aylwin, Mendoza, Luksic & Valencia Law firm, where Pedro Aylwin is a partner and has a participation through Asesorías e Inversiones A&P Ltda, provided general legal services to all the Chilean entities, in Chilean corporate, labor, environmental, regulatory, and commercial laws.

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 11.

Note 35     Business transactions

35.1 Acquisition in Argentina (“Vaca Muerta”)

On May 13, 2024, GeoPark announced that it signed a farm-out agreement with Phoenix Global Resources (“PGR”), a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interest (“WI”) in four adjacent unconventional blocks in the Neuquén Basin in Argentina as follows: a 45% working interest in each of the Mata Mora Norte producing block and Mata Mora Sur exploration block, located in Neuquén Province, and a 50% working interest in each of the Confluencia Norte and Confluencia Sur exploration blocks, located in Río Negro Province. The effective date for the acquisition was July 1, 2024.

The agreement includes an upfront consideration of US$ 190,000,000, funding 100% of exploratory commitments up to US$ 113,000,000 gross (US$ 56,500,000 net) over the first two years, an acquisition of midstream capacity according to the working interest for an initial amount of US$ 11,096,000 (at the date of the agreement), and a US$ 10,000,000 bonus which is contingent on the results of the Confluencia exploration campaign.

In May 2024, GeoPark made an advance payment of US$ 49,096,000 (of which US$ 38,000,000 corresponded to the upfront consideration and US$ 11,096,000 to the acquisition of midstream capacity) and, in December 2024, GeoPark made an additional advance payment of US$ 4,988,000 for the acquisition of midstream capacity. These advance payments are recognized in the “Prepayments and other receivables” line item within “Current assets” in the Consolidated Statement of Financial Position as of December 31, 2024.

Closing of the transaction is pending customary regulatory approvals from the respective provincial governments. Upon closing, GeoPark will pay the remaining US$ 152,000,000 of the upfront consideration, plus an interim period adjustment related to reimbursement of capital expenditures (including a portion of exploratory commitments), net of results from operations attributable to the acquired working interest since July 1, 2024 (the effective date of the acquisition). In the event that the transaction is not consummated, GeoPark will not be required to make any of the outstanding payments due at closing, and all advance payments made to date will be reimbursed to GeoPark.

GeoPark is currently in the process of obtaining customary regulatory approvals, a standard procedure for transactions within the sector, with timelines that are guided more by administrative deadlines than concerns regarding the viability of the transaction. Although the agreement stipulates a one-year period from the acceptance of the offer to complete the approval process, GeoPark and its partner have the option to extend the contractually agreed deadline for the closing of the transaction in the event of such a delay.

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

35.2 Proposed Acquisition of Certain Repsol Exploration and Production Assets in Colombia

On November 29, 2024, GeoPark announced that it had signed Sale and Purchase Agreements with Repsol Exploración S.A. and Repsol E&P S.A.R.L (collectively, “Repsol”) to acquire certain Repsol upstream oil and gas assets in Colombia, which included (i) 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block in Meta Department (operated by Ecopetrol with a 55% WI), and (ii) Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia.

On December 30, 2024, GeoPark announced that Ecopetrol, the operator of the CPO-9 block, had exercised its preemptive rights under the terms of the Joint Operating Agreement to acquire 100% of Repsol Colombia O&G Limited, which owns a 45% non-operated working interest in the CPO-9 Block. In addition, on January 14, 2025, GeoPark announced that Repsol’s partner in SierraCol Energy Arauca LLC had exercised its preemptive rights under the terms of the LLC Agreement to acquire Repsol’s 25% interest in SierraCol Energy Arauca LLC in Arauca Department, Colombia. As a result of the exercise of these preemptive rights, GeoPark and Repsol mutually agreed not to proceed with the transaction.

As of December 31, 2024, GeoPark recorded a security deposit of US$ 20,000,000 granted to the seller within “Other financial assets” in the Consolidated Statement of Financial Position. In January 2025, Repsol returned that security deposit to GeoPark, together with the carried interest of US$ 89,175.

35.3 Divestment of Business in Chile

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

As part of the agreement, GeoPark remains responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks. Consequently, as of December 31, 2023, GeoPark recognized a liability for the full amount of those commitments. In November 2024, GeoPark signed an agreement with the new owner of the blocks to fulfil those committed activities. As of December 31, 2024, the outstanding amount to be incurred was US$ 3,320,000.

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

35.4 Transfer of Working Interest in the Los Parlamentos Block in Argentina

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

35.5 Divestment of the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina

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

As of December 31, 2021, the amount of Property, plant and equipment related to the blocks and the liabilities associated with them had been classified as held for sale. Immediately before the classification as held for sale, the recoverable amount of the blocks was estimated and an impairment reversal of US$ 13,307,000 was recognized in the Consolidated Statement of Income. The reversal was limited so that the carrying amount of the blocks does not exceed the lower of its recoverable amount, or the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the blocks in prior years.

35.6 Farm-out of the REC-T-128 Block in Brazil

In 2021, GeoPark performed a farm-out transaction to sell its 70% interest in the REC-T-128 Block in Brazil. The total consideration was US$ 1,100,000, which was collected at closing in 2021, plus a contingent payment of up to US$ 710,000, subject to international oil price and field production performance. On August 1, 2022, GeoPark collected the contingent payment of US$ 710,000.

Note 36     Impairment test on Property, plant and equipment

The Group’s management defines each block or group of blocks in which the Group has operational or economic interests as a cash-generating unit (“CGU”). The classification in CGUs reflects the operational interdependence of the assets, with shared facilities and services contributing collectively to the generation of cash inflows. The grouping of assets to determine the CGUs is consistent as compared to the prior periods.

As of December 31, 2024, the certified reserves estimation at year-end showed declines in certain blocks compared to the prior year’s estimates. Management considered this, along with other facts related to oil price assumptions, production decline and the cash generation potential of the blocks, as indicators of impairment in the Llanos 87, CPO-5 and Platanillo Blocks in Colombia and the Perico Block in Ecuador. As a result, the Group performed an impairment review for each of those CGUs. No impairment indicators were identified for the remaining CGUs.

The impairment tests were performed by comparing the carrying amount of each CGU to its recoverable amount, which was determined as the fair value less cost of disposal, in accordance with IAS 36 Impairment of Assets. The fair value less cost of disposal was estimated using a discounted cash flow model, as this is a commonly used approach to estimate market value in the oil and gas industry where observable market prices are not readily available. The fair value measurement used in the impairment tests is classified as Level 3 of the fair value hierarchy defined in IFRS 13 Fair Value Measurement, as it relies on inputs that are not directly observable in the market, including internal assumptions.

The key variables and assumptions applied in the valuation model included:

●	Future oil prices: Based on Brent price forecasts provided by international consultancy firms, weighted with internal estimates and aligned with the price curves used by DeGolyer and MacNaughton (D&M). For the first five years, the Brent prices per barrel used were as follows: US$ 74.13 in 2025, US$ 74.95 in 2026, US$ 76.72 in 2027, US$ 78.27 in 2028, and US$ 79.83 in 2029.
●	Price scenarios: Three scenarios (low, mid, and high) were modeled and weighted to properly reflect pricing uncertainty.
●	Production and reserves: Production levels were projected based on certified risked P1, P2, and P3 reserves, as applicable, and linked to the price curves.
●	Operating and structure costs: Estimated using internal historical data and consistent with GeoPark’s 2025 approved budget.
●	Capital expenditures: Projected to reflect the drilling campaign necessary to develop certified reserves.
●	Income taxes: Projections include expected applicable income tax rates (see Note 16).
●	Discount rate: The post-tax discount rate was determined with reference to market participant assumptions and an assessment of GeoPark’s Weighted Average Cost of Capital (WACC) for each CGU. For the CGUs located in Colombia, a discount rate of 10% was applied, while for the CGU in Ecuador, a discount rate of 18% was used. These rates reflect the specific risk profile and economic conditions of each jurisdiction.
●	Costs of disposal: Estimated based on GeoPark's recent similar transactions, reflecting the expenses expected to be incurred in a potential disposal process.

The assets subject to the impairment test include oil and gas properties, production facilities and machinery, and construction in progress. The carrying amount tested also includes mineral interests, if any.

As a consequence of the evaluation, no impairment losses were recognized. The following amounts of impairment loss were recognized in the last three years:

Amounts in US$‘000	2024	2023	2022
Chile (a)	—	(13,332)	—
	—	(13,332)	—
(a)	Recognition of impairment loss in the Fell Block due to the known selling price of the related net assets in the context of the transaction described in Note 35.3 in 2023.

With regard to the assessment of fair value less cost of disposal for the identified CGUs subject to impairment indicators, Management believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the CGUs to materially exceed its recoverable amount. A 1% change to discount rates or a 5% change in forward price estimates over the life of the reserves would have an immaterial impact on the impairment.

Note 37     Subsequent events

37.1 Borrowings

On January 31, 2025, the Company successfully placed a principal amount of  US$ 550,000,000 senior notes (the “Notes due 2030”) which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2030 are fully and unconditionally guaranteed jointly and severally by GeoPark Colombia S.L.U., GeoPark Colombia S.A.S., and GeoPark Argentina S.A. The Notes due 2030 were priced at 100% and carry a coupon of 8.75% per annum (yield 8.75% per annum). Final maturity of the Notes due 2030 will be January 31, 2030.

The indenture governing the Notes due 2030 includes incurrence test covenants that provide among other things, that, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2030. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

The net proceeds from the Notes due 2030 were used by the Company to repurchase part of its Notes due 2027 for a nominal amount of US$ 405,333,000 through a concurrent tender offer, to repay up to US$ 152,000,000 of outstanding prepayments due under an offtake and prepayment agreement with Vitol (see Notes 29 and 30) and, the remainder for general corporate purposes, including capital expenditures.

37.2 Business transactions

37.2.1 Divestment of non-operated working interest in the Llanos 32 Block in Colombia

On March 14, 2025, GeoPark agreed to transfer, subject to regulatory approval, its non-operated working interest in the Llanos 32 Block in Colombia to its joint operation partner for a total consideration of US$ 19,000,000, minus working capital adjustment of US$ 3,660,000. As of the date of these Consolidated Financial Statements, GeoPark has received the net proceeds from the transaction, which are subject to final settlement.

37.2.2 Divestment of non-operated working interest in the Manati gas field in Brazil

On March 27, 2025, GeoPark signed an agreement to sell its 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$ 1,000,000, subject to working capital adjustment, plus a contingent payment of an additional US$ 1,000,000, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. As of the date of these Consolidated Financial Statements, GeoPark has collected an advance payment of US$ 500,000. Closing of the transaction is pending customary regulatory approvals.

37.3 Cost efficiency measures

In March 2025, the Group implemented cost efficiency measures which include the immediate reduction of the workforce. These measures were undertaken to enhance cost efficiency and better align the organizational structure with the Group’s strategic objectives and operational challenges. In connection with these measures, the Group incurred termination costs of approximately US$ 1,550,000.

37.4 Other events after the reporting period

Other events after the reporting period are detailed in Notes 30.1, 31 and 35.2.

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

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended December 31, 2024, 2023 and 2022. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2024
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	46,330	24,223	86	—	2,839	73,478
Development (a)	127,403	729	933	—	—	129,065
Total costs incurred	173,733	24,952	1,019	—	2,839	202,543

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2023
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	66,953	13,331	107	56	1,481	81,928
Development (a)	125,997	372	255	(564)	—	126,060
Total costs incurred	192,950	13,703	362	(508)	1,481	207,988

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2022
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	48,771	26,521	—	116	779	76,187
Development (a)	89,231	648	(212)	9,952	—	99,619
Total costs incurred	138,002	27,169	(212)	10,068	779	175,806
(a)	Includes the effect of change in estimate of assets retirement obligations.

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as of December 31, 2024, 2023 and 2022, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile (b)	Total
As of December 31, 2024
Proved properties (a)
Equipment, camps and other facilities	189,282	—	3,220	—	192,502
Mineral interest and wells	950,388	45,897	38,561	—	1,034,846
Other uncompleted projects	23,856	—	261	—	24,117
Unproved properties	88,105	12,749	101	—	100,955
Gross capitalized costs	1,251,631	58,646	42,143	—	1,352,420
Accumulated depreciation	(561,537)	(16,683)	(37,257)	—	(615,477)
Total net capitalized costs	690,094	41,963	4,886	—	736,943
(a)	Includes capitalized amounts related to asset retirement obligations.
(b)	Divested in January 2024. See Note 35.3.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile (b)	Total
As of December 31, 2023
Proved properties (a)
Equipment, camps and other facilities	165,666	—	4,121	74,491	244,278
Mineral interest and wells	841,063	31,149	48,448	330,024	1,250,684
Other uncompleted projects	15,770	—	11	—	15,781
Unproved properties	69,823	10,426	330	—	80,579
Gross capitalized costs	1,092,322	41,575	52,910	404,515	1,591,322
Accumulated depreciation	(447,716)	(8,522)	(47,388)	(379,448)	(883,074)
Total net capitalized costs	644,606	33,053	5,522	25,067	708,248
(a)	Includes capitalized amounts related to asset retirement obligations and impairment loss recognized in Chile for US$ 13,332,000.
(b)	Classified as ‘Assets held for sale’ as of December 31, 2023, due to the divestment process closed in January 2024. See Note 35.3.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Total
As of December 31, 2022
Proved properties (a)
Equipment, camps and other facilities	144,672	—	3,565	74,490	222,727
Mineral interest and wells	672,424	18,191	44,716	343,926	1,079,257
Other uncompleted projects	16,099	—	268	113	16,480
Unproved properties	102,760	9,991	290	—	113,041
Gross capitalized costs	935,955	28,182	48,839	418,529	1,431,505
Accumulated depreciation	(354,981)	(2,316)	(42,885)	(371,171)	(771,353)
Total net capitalized costs	580,974	25,866	5,954	47,358	660,152
(a)	Includes capitalized amounts related to asset retirement obligations.

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2024, 2023 and 2022. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2024
Revenue	619,762	30,567	2,934	398	—	653,661
Production costs, excluding depreciation
Operating costs	(133,197)	(9,549)	(3,916)	(425)	—	(147,087)
Royalties and economic rights in cash	(10,437)	—	(224)	(12)	—	(10,673)
Total production costs	(143,634)	(9,549)	(4,140)	(437)	—	(157,760)
Exploration expenses	(13,984)	(7,880)	(242)	—	(2,839)	(24,945)
Accretion expense (a)	(987)	(128)	(636)	—	—	(1,751)
Impairment loss for non-financial assets	—	—	—	—	—	—
Depreciation, depletion and amortization	(113,820)	(8,162)	(227)	—	—	(122,209)
Results of operations before income tax	347,337	4,848	(2,311)	(39)	(2,839)	346,996
Income tax expense	(156,302)	(1,212)	786	—	—	(156,728)
Results of oil and gas operations	191,035	3,636	(1,525)	(39)	(2,839)	190,268

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2023
Revenue	702,401	19,097	14,019	15,644	—	751,161
Production costs, excluding depreciation
Operating costs	(121,012)	(10,242)	(3,850)	(7,678)	—	(142,782)
Royalties and economic rights in cash	(83,233)	—	(1,096)	(548)	—	(84,877)
Total production costs	(204,245)	(10,242)	(4,946)	(8,226)	—	(227,659)
Exploration expenses	(36,395)	(309)	(90)	(56)	(1,481)	(38,331)
Accretion expense (a)	(669)	(87)	(560)	(1,478)	—	(2,794)
Impairment loss for non-financial assets	—	—	—	(13,332)	—	(13,332)
Depreciation, depletion and amortization	(92,735)	(6,205)	(1,047)	(8,278)	—	(108,265)
Results of operations before income tax	368,357	2,254	7,376	(15,726)	(1,481)	360,780
Income tax expense	(165,761)	(564)	(2,508)	—	—	(168,833)
Results of oil and gas operations	202,596	1,690	4,868	(15,726)	(1,481)	191,947

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Year ended December 31, 2022
Revenue	978,423	10,671	19,873	29,196	1,962	1,040,125
Production costs, excluding depreciation
Operating costs	(78,323)	(3,220)	(3,753)	(12,961)	(1,306)	(99,563)
Royalties and economic rights in cash	(249,303)	—	(1,546)	(1,165)	(273)	(252,287)
Total production costs	(327,626)	(3,220)	(5,299)	(14,126)	(1,579)	(351,850)
Exploration expenses	(28,424)	(4,768)	—	(116)	(779)	(34,087)
Accretion expense (a)	(621)	—	(504)	(1,516)	—	(2,641)
Depreciation, depletion and amortization	(72,386)	(2,315)	(1,509)	(12,754)	—	(88,964)
Results of operations before income tax	549,366	368	12,561	684	(396)	562,583
Income tax expense	(192,278)	(92)	(4,271)	(103)	—	(196,744)
Results of oil and gas operations	357,088	276	8,290	581	(396)	365,839
(a)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2024, 2023, 2022 and 2021 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton Corp. prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2024, 2023, 2022 and 2021 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022		As of December 31, 2021
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	49,959	884	43,120	1,075	46,623	1,065	47,766	1,207
Ecuador (b)	515	—	1,017	—	322	—	—	—
Brazil (c)	15	6,116	28	8,888	8	9,443	43	13,601
Chile (d)	—	—	619	9,956	1,115	14,103	755	15,196
Argentina (e)	—	—	—	—	—	—	1,186	3,379
Total consolidated	50,489	7,000	44,784	19,919	48,068	24,611	49,750	33,383

Net proved undeveloped
Colombia (f)	6,396	—	16,225	—	17,765	—	31,019	—
Ecuador (b)	367	—	1,278	—	—	—	—	—
Chile (d)	—	—	479	855	476	—	575	1,563
Argentina (g)	—	—	—	—	—	—	603	—
Total consolidated	6,763	—	17,982	855	18,241	—	32,197	1,563

Total proved reserves	57,252	7,000	62,766	20,774	66,309	24,611	81,947	34,946
(a)	Various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 99% and 1% (94% and 6% in 2023, 96% and 4% in 2022, and 98% and 2% in 2021) of the proved developed reserves, respectively.

(b)	Perico Block accounts for 100% of the reserves in 2024 and 2023 (Perico and Espejo Blocks accounted for 85% and 15% of the reserves, respectively, in 2022).
(c)	BCAM-40 Block accounts for 100% of the reserves.
(d)	Fell Block accounted for 100% of the reserves.
(e)	Aguada Baguales, Puesto Touquet and El Porvenir Blocks accounted for 45%, 21% and 33% of the proved developed reserves, respectively.
(f)	Various blocks in the Llanos Basin account for 100% of the proved undeveloped reserves in 2024 (various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 97% and 3% in 2023, 95% and 5% in 2022, and 97% and 3% in 2021, respectively).
(g)	Aguada Baguales Block accounted for 100% of the proved undeveloped reserves.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Reserves as of December 31, 2021	78,785	—	43	1,330	1,789	81,947
Increase (decrease) attributable to:
Revisions (a)	(2,677)	—	(27)	422	—	(2,282)
Extensions and discoveries (b)	204	632	—	—	—	836
Disposal of Minerals in place (c)	—	—	—	—	(1,760)	(1,760)
Production	(11,924)	(310)	(8)	(161)	(29)	(12,432)
Reserves as of December 31, 2022	64,388	322	8	1,591	—	66,309
Increase (decrease) attributable to:
Revisions (d)	3,617	324	26	(412)	—	3,555
Extensions and discoveries (e)	2,549	1,937	—	—	—	4,486
Production	(11,209)	(288)	(6)	(81)	—	(11,584)
Reserves as of December 31, 2023	59,345	2,295	28	1,098	—	62,766
Increase (decrease) attributable to:
Revisions (f)	7,495	(803)	(12)	—	—	6,680
Extensions and discoveries (g)	485	—	—	—	—	485
Disposal of Minerals in place (h)	—	—	—	(1,096)	—	(1,096)
Production	(10,970)	(610)	(1)	(2)	—	(11,583)
Reserves as of December 31, 2024	56,355	882	15	—	—	57,252
(a)	For the year ended December 31, 2022, the Group’s oil and condensate proved reserves were revised downward by 2.3 mmbbl. The primary factors leading to the above were:

- A decrease of 3.6 mmbbl in Colombia due to a change in the royalties payment in certain fields from cash to kind.

- Such decrease was partially offset by a higher average oil prices resulted in a 0.6 mmbbl and 0.1 mmbbl increase in reserves from the blocks in Colombia and Chile, respectively.

- Higher than expected performance from the existing wells that increase the proved reserves in Colombia (0.3 mmbbl) and in Chile (0.3 mmbbl).

(b)	In Colombia, the extensions and discoveries are primary due to the Cante Flamenco new field in CPO-5 Block and in Ecuador are due to the Jandaya, Yin and Tui new fields in the Perico Block and the Pashuri field in the Espejo Block.
(c)	The disposal of minerals in Argentina is due to the decision of selling the Group’s working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina (see Note 35.5).
(d)	For the year ended December 31, 2023, the Group’s oil and condensate proved reserves were revised upwards by 3.5 mmbbl. The primary factors leading to the above were:

- An increase of 1.7 mmbbl in Colombia due to a change in a previously adopted development plan.

- An increase of 1.5 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 0.4 mmbbl in Colombia due to a change in the royalties’ payment in certain fields from kind to cash.

- An increase of 0.3 mmbbl in Ecuador due to higher average oil prices.

- Such increase was partially offset by lower-than-expected performance from the existing wells in Chile by 0.4 mmbbl.

(e)	The extensions and discoveries are primarily due to various fields in the Llanos Basin in Colombia and the Jandaya field extension in the Perico Block in Ecuador.
(f)	For the year ended December 31, 2024, the Group’s oil and condensate proved reserves were revised upwards by 6.7 mmbbl. The primary factors leading to the above were:

- An increase of 5.5 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 3.2 mmbbl in Colombia due to a change in a previously adopted development plan.

- Such increase was partially offset by lower average oil prices by 1.2 mmbbl in Colombia.

- A decrease of 0.6 mmbbl in Ecuador due to unsuccessful activities.

- A decrease of 0.2 mmbbl in Ecuador due to lower-than-expected performance from the existing wells.

(g)	The extensions and discoveries are primarily due to the Perico new field in the CPO-5 Block and the Toritos Sur new field in the Llanos 123 Block, both in Colombia.
(h)	The disposal of minerals in Chile is due to the divestment of the Chilean business, which closed in January 2024 (see Note 35.3).

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Brazil	Chile	Argentina	Total
Reserves as of December 31, 2021	1,207	13,601	16,759	3,379	34,946
Increase (decrease) attributable to:
Revisions (a)	141	(886)	1,501	—	756
Disposal of Minerals in place (b)	—	—	—	(3,227)	(3,227)
Production	(283)	(3,272)	(4,157)	(152)	(7,864)
Reserves as of December 31, 2022	1,065	9,443	14,103	—	24,611
Increase (decrease) attributable to:
Revisions (c)	219	1,659	(9)	—	1,869
Production	(209)	(2,214)	(3,283)	—	(5,706)
Reserves as of December 31, 2023	1,075	8,888	10,811	—	20,774
Increase (decrease) attributable to:
Revisions (d)	59	(2,291)	—	—	(2,232)
Disposal of Minerals in place (e)	—	—	(10,678)	—	(10,678)
Production	(250)	(481)	(133)	—	(864)
Reserves as of December 31, 2024	884	6,116	—	—	7,000
(a)	For the year ended December 31, 2022, the Group’s proved natural gas reserves were revised upwards by 0.8 billion cubic feet. This was the combined effect of:

- An increase of proved reserves due to better performance of existing wells in Chile (0.8 billion cubic feet) and the Llanos 32 Block in Colombia (0.1 billion cubic feet).

- Higher average prices resulted in an increase of 0.7 billion cubic feet and 0.8 billion cubic feet increase in gas reserves in Chile and Brazil, respectively.

- The above was partially offset by lower-than-expected performance of Manati field in Brazil (1.6 billion cubic feet).

(b)	The disposal of minerals in Argentina is due to the decision of selling the Group’s working interest and operatorship in the Aguada Baguales, El Porvenir and Puesto Touquet Blocks in Argentina (see Note 35.5).
(c)	For the year ended December 31, 2023, the Group’s proved natural gas reserves were revised upwards by 1.9 billion cubic feet. This was the effect of higher-than-expected performance from the existing wells in the Manati field in Brazil (1.7 billion cubic feet) and the Llanos 32 Block in Colombia (0.2 billion cubic feet).
(d)	For the year ended December 31, 2024, the Group’s proved natural gas reserves were revised downwards by 2.2 billion cubic feet. This was the effect of lower-than-expected performance from the existing wells in the Manati field in Brazil (2.3 billion cubic feet), partially offset by higher-than-expected performance from the existing wells in the Llanos 32 Block in Colombia (0.1 billion cubic feet).
(e)	The disposal of minerals in Chile is due to the divestment of Chilean business, which closed in January 2024 (see Note 35.3).

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2024, 2023 and 2022 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Total
As of December 31, 2024
Future cash inflows	3,636,275	60,366	50,881	—	3,747,522
Future production costs	(1,658,050)	(30,319)	(32,028)	—	(1,720,397)
Future development costs	(145,645)	(8,775)	(15,228)	—	(169,648)
Future income taxes	(525,755)	—	(1,437)	—	(527,192)
Undiscounted future net cash flows	1,306,825	21,272	2,188	—	1,330,285
10% annual discount	(414,437)	(2,575)	3,462	—	(413,550)
Standardized measure of discounted future net cash flows	892,388	18,697	5,650	—	916,735
As of December 31, 2023
Future cash inflows	4,027,686	140,607	75,757	111,384	4,355,434
Future production costs	(1,633,889)	(45,052)	(22,815)	(50,343)	(1,752,099)
Future development costs	(147,045)	(13,768)	(1,204)	(41,359)	(203,376)
Future income taxes	(764,309)	(27,648)	(4,036)	—	(795,993)
Undiscounted future net cash flows	1,482,443	54,139	47,702	19,682	1,603,966
10% annual discount	(430,250)	(11,436)	(6,476)	5,205	(442,957)
Standardized measure of discounted future net cash flows	1,052,193	42,703	41,226	24,887	1,161,009
As of December 31, 2022
Future cash inflows	5,229,599	26,553	65,002	190,449	5,511,603
Future production costs	(1,633,818)	(8,094)	(29,519)	(72,411)	(1,743,842)
Future development costs	(182,701)	(297)	(1,955)	(40,659)	(225,612)
Future income taxes	(1,191,658)	—	(1,761)	—	(1,193,419)
Undiscounted future net cash flows	2,221,422	18,162	31,767	77,379	2,348,730
10% annual discount	(839,621)	(2,504)	(8,856)	(13,094)	(864,075)
Standardized measure of discounted future net cash flows	1,381,801	15,658	22,911	64,285	1,484,655

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Ecuador	Brazil	Chile	Argentina	Total
Present value as of December 31, 2021	1,217,821	—	41,703	32,867	342	1,292,733
Sales of hydrocarbon, net of production costs	(891,534)	(2,732)	(14,697)	(15,317)	—	(924,280)
Net changes in sales price and production costs	956,926	—	(6,909)	39,457	—	989,474
Changes in estimated future development costs	93,657	(10,483)	(933)	(22,675)	—	59,566
Extensions and discoveries less related costs	6,754	28,873	—	—	—	35,627
Development costs incurred	94,195	—	—	11,153	—	105,348
Revisions of previous quantity estimates	(87,851)	—	(2,441)	15,513	—	(74,779)
Disposal of Minerals in place	—	—	—	—	(342)	(342)
Net changes in income taxes	(205,370)	—	1,673	—	—	(203,697)
Accretion of discount	197,203	—	4,515	3,287	—	205,005
Present value as of December 31, 2022	1,381,801	15,658	22,911	64,285	—	1,484,655
Sales of hydrocarbon, net of production costs	(491,525)	(6,673)	(8,143)	(6,362)	—	(512,703)
Net changes in sales price and production costs	(596,668)	(2,893)	21,490	(33,595)	—	(611,666)
Changes in estimated future development costs	9,461	(17,908)	(4,440)	5,142	—	(7,745)
Extensions and discoveries less related costs	72,757	63,619	—	—	—	136,376
Development costs incurred	115,996	500	—	7	—	116,503
Revisions of previous quantity estimates	104,256	10,642	9,159	(11,019)	—	113,038
Net changes in income taxes	198,769	(21,808)	(2,218)	—	—	174,743
Accretion of discount	257,346	1,566	2,467	6,429	—	267,808
Present value as of December 31, 2023	1,052,193	42,703	41,226	24,887	—	1,161,009
Sales of hydrocarbon, net of production costs	(469,989)	(18,561)	2,103	39	—	(486,408)
Net changes in sales price and production costs	(210,958)	(15,290)	(65,632)	—	—	(291,880)
Changes in estimated future development costs	(167,126)	(5,267)	41,782	—	—	(130,611)
Extensions and discoveries less related costs	11,586	—	—	—	—	11,586
Development costs incurred	132,094	10,293	401	—	—	142,788
Revisions of previous quantity estimates	179,475	(24,024)	(18,533)	—	—	136,918
Disposal of Minerals in place	—	—	—	(24,926)	—	(24,926)
Net changes in income taxes	183,463	21,808	(223)	—	—	205,048
Accretion of discount	181,650	7,035	4,526	—	—	193,211
Present value as of December 31, 2024	892,388	18,697	5,650	—	—	916,735