Form 20-F
period 2025-12-31
GeoPark Ltd
filed 2026-03-31
CIK 1464591

audit

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Maria Catalina Escobar

Shareholder Value and Capital Markets Director

GeoPark Limited

Calle 94 N° 11-30, 8o floor

Bogotá, Colombia

Phone: +57 601 743 2337

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Maurice Blanco, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Phone: (212) 450 4000

Fax: (212) 701 5800

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, par value US$0.001 per share	GPRK	New York Stock Exchange
Series A Preferred Shares Purchase Rights		New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

Common shares: 51,707,198

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

“horizontal well” means a well that is drilled vertically and then horizontally within a reservoir formation to increase contact with the producing zone.

“hydraulic fracturing” means a stimulation technique that involves injecting water, sand and additives at high pressure into a well to create fractures in the reservoir rock and enhance the flow of hydrocarbons.

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

“stratigraphic test well” means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intention of being completed for hydrocarbon

v

production. This classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (i) exploratory-type, if not drilled in a proved area, or (ii) development-type, if drilled in a proved area.

“unconventional resources” means hydrocarbon accumulations that require specialized extraction techniques, such as horizontal drilling and hydraulic fracturing, typically including shale and other low-permeability reservoirs.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“GeoPark Limited,” or the “Company” are to GeoPark Limited, an exempted company incorporated under the laws of Bermuda;
●	“GeoPark,” “we,” “us,” “our,” the “Group” and words of a similar effect, are to GeoPark Limited together with its consolidated subsidiaries;
●	“GeoPark Brazil” are to GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda.;
●	“Ecopetrol” are to Ecopetrol S.A.;
●	“YPF” are to YPF S.A.;
●	“ONGC” are to ONGC Videsh Limited, international petroleum company of India;
●	“Colden” are to Colden Investments S.A., an affiliate of Jaime Gilinski, who leads Grupo Gilinski;
●	“Acquisition in Argentina’s Vaca Muerta Formation” refers to our acquisition of operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Vaca Muerta shale formation in the Neuquén Basin in Argentina in 2025;
●	“Unconsumated transaction in Argentina (Vaca Muerta)” refers to farm-out agreement in the Vaca Muerta shale formation in Argentina, previously announced in 2024, which was not consummated following the counterparty’s withdrawal in May 2025;
●	“PGR” or “Phoenix” are to Phoenix Global Resources; a subsidiary of Mercuria Energy Trading (“Mercuria”), together with its consolidated subsidiaries, such as Petrolera El Trebol S.A. (“PETSA”), Kilwer S.A. and Ketsal S.A.;
●	“GyP” are to Gas y Petróleo de Neuquén S.A., the state owned entity of the Neuquén province in Argentina;
●	“Petroecuador” are to the Ecuador Hydrocarbons Public Company (Empresa Pública de Hidrocarburos del Ecuador);
●	“MSCI” are to Morgan Stanley Capital International;
●	“Notes due 2027” are to our 2020 issuance of US$350.0 million aggregate principal amount and our 2021 additional issuance of US$150.0 million aggregate principal amount of 5.50% senior notes due 2027;
●	“Notes due 2030” are to our 2025 issuance of US$550.0 million aggregate principal amount of 8.75% senior notes due 2030;
●	“US$” and “U.S. dollar” are to the official currency of the United States of America;
●	“AR$” and “Argentine pesos” are to the official currency of Argentina;
●	“real,” “reais” and “R$” are to the official currency of Brazil;

●	“ANH” are to the Colombian National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos);
●	“ANP” are to the Brazilian National Petroleum, Natural Gas and Biofuels Agency (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis);
●	“RODA” are to the Oil Pipeline Network of the Amazonian District (Red de Oleoductos del Distrito Amazónico);
●	“SOTE” are to the Ecuadorian Oil Pipeline System (Sistema de Oleoducto Transecuatoriano);
●	“IOGP” are to the International Association of Oil and Gas Producers;
●	“IPIECA” are to the International Petroleum Industry Environmental Conservation Association;
●	“IADC” are to the International Association of Drilling Contractors;
●	“ARPEL” are to the Regional Association of Oil and Gas Companies;
●	“UTA” are to Unidad Tributaria Anual;
●	“economic interest” are to an indirect participation interest in the net revenues from a given block based on bilateral agreements with the concessionaires;
●	“ESG” are to Environmental, Social and Governance;
●	“IFC” are to International Finance Corporation; and
●	“OPEC” are to Organization of the Petroleum Exporting Countries.

Financial statements

Our historical financial data presented does not include any results or other financial information of any acquisitions, prior to their incorporation into our financial statements.

Our consolidated financial statements

This annual report includes our audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025, 2024 and 2023 (hereinafter “Consolidated Financial Statements”).

Our Consolidated Financial Statements are presented in US$ and have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our Consolidated Financial Statements for the year ended December 31, 2025, have been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their reports included elsewhere in this annual report.

Our fiscal year ends December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.

Non IFRS financial measures

Adjusted EBITDA

Adjusted EBITDA is a supplemental non-IFRS financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, to assess the performance of our Group and the operating segments.

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

For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year, see Note 6 to our Consolidated Financial Statements as of and for the years ended 2025, 2024 and 2023.

Oil and gas reserves and production information

DeGolyer and MacNaughton 2025 Year-end Reserves Report

The information included elsewhere in this annual report regarding estimated quantities of proved reserves in Colombia and Argentina is derived from estimates of the proved reserves as of December 31, 2025. The reserves estimates described herein are derived from the DeGolyer and MacNaughton Reserves Report (“D&M Reserves Report”), which was prepared for us by the independent reserves engineering team of DeGolyer and MacNaughton Corp., and is included as an exhibit to this annual report. The D&M Reserves Report presents oil and gas reserves estimates for blocks located in the Llanos and Putumayo Basins in Colombia, and in the Neuquén Basin in Argentina.

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

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified using forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “will,” “estimate” and “potential,” among others.

Forward-looking statements appear in several places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk factors” in this annual report. These risks and uncertainties include factors relating to:

●	the volatility of oil and natural gas prices;
●	operating risks, including equipment failures and the amounts and timing of revenues and expenses;
●	termination of, or intervention in, concessions, rights or authorizations granted by the Colombian, Argentine and Brazilian governments to us;
●	uncertainties inherent in making estimates of our oil and natural gas data;
●	environmental constraints on operations and environmental liabilities arising out of past or present operations;
●	discovery and development of oil and natural gas reserves;
●	climate change related risks;
●	project delays or cancellations;
●	financial market conditions and the results of financing efforts;
●	any future defaults in respect of our outstanding debt agreements;
●	political, legal, regulatory, governmental, administrative and economic conditions and developments in the countries in which we operate;
●	social and political unrest in many countries in which we operate;
●	fluctuations in inflation and/or exchange rates in Colombia, Argentina, Brazil, and in other countries in which we may operate in the future;
●	availability and cost of drilling rigs, production equipment, supplies, personnel and oil field services;

x

●	contract counterparty risk;
●	projected and targeted capital expenditures and other cost commitments and revenues;
●	pandemics, or the future outbreak of any highly infectious or contagious disease;
●	weather and other natural phenomena;
●	armed conflicts and heightened geopolitical tensions, including in the Middle East;
●	the impact of recent and future regulatory proceedings and changes, changes in environmental, health and safety and other laws and regulations to which our company or operations are subject, as well as changes in the application of existing laws and regulations;
●	current and future litigation;
●	our ability to successfully identify, integrate and complete pending or future acquisitions and dispositions;
●	our ability to retain key members of our senior management and key technical employees;
●	information technology failures;
●	competition from other similar oil and natural gas companies;
●	market or business conditions and fluctuations in global and local demand for energy;
●	the direct or indirect impact on our business resulting from terrorist incidents or responses to such incidents, including the effect on the availability of and premiums on insurance;
●	the adverse effect which a substantial or extended decline in oil and natural gas price may have on our business;
●	potential impacts that tariffs may have on our cost structure, supply chain, and commodity markets;
●	changes in the composition of our shareholder base, including the entry of new shareholders with significant stakes in the Company, as well as potential actions taken by third parties (or by a shareholder), including unsolicited acquisition proposals or attempts to acquire control, that may affect our corporate governance or strategic direction;
●	the difficulty in integrating significant acquisitions, including the Acquisition in Argentina’s Vaca Muerta Formation, or unexpected contingencies or changes in reserves estimates we discover following the completion of such acquisitions; and
●	other factors discussed under “Item 3. Key Information—D. Risk factors” in this annual report.

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

Our high-return core assets in Colombia’s Llanos Basin demonstrate our exploration and operational strength. In Argentina, we have entered a new growth phase with Vaca Muerta, Latin America’s fastest-growing play.

Our long term strategic plan outlines a disciplined roadmap for value creation and is grounded in a two-fold approach that strengthens and maximizes the value of our core platform in Colombia while building a new, long-term growth engine in Argentina.

Our disciplined capital allocation and financial management have enabled us to sustain strong margins, profitability, and a balanced capital structure year after year, providing flexibility to navigate market volatility while investing in high-value projects. Supported by our robust balance sheet, we have consistently rewarded our shareholders, returning close to US$320 million through dividends and buybacks since 2018.

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

Our main asset is a 45% working interest in the operated Llanos 34 Block in Colombia, acquired in 2012 with no reserves or production and which we have made a world-class asset that includes two of Colombia’s top 12 producing oil fields, Jacana and Tigana. Now starting its process of natural decline, partially mitigated by secondary recovery initiatives including the initiation of a polymer injection project, the Llanos 34 Block produced 17,211 bopd at our working interest in 2025 and holds certified proved reserves of 36.5 mmboe as of December 31, 2025.

Adjacent to the Llanos 34 Block lies the CPO-5 Block, where we acquired a 30% non-operated working interest in 2020. The block’s Indico field ranks among Colombia’s top 8 producing oil fields. Net production averaged 6,484 bopd in 2025 and certified proved reserves were 6.3 mmboe as of December 31, 2025.

We also operate the Llanos 86, Llanos 87, Llanos 104, Llanos 123, and Llanos 124 Blocks in the Llanos Basin. Significant discoveries in the Llanos 123 Block include the Toritos, Saltador, and Bisbita oil fields, and the block’s net production was 2,115 bopd during 2025. Elsewhere in Colombia, we hold several blocks in the underexplored Putumayo Basin, including our developed Platanillo Block.

In 2025, we entered the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks, marking our return to Neuquén and establishing GeoPark as an accredited unconventional operator in the prolific black oil window. This acquisition continues our history of generating value through inorganic opportunities, and has an immediate impact on production, reserves, and cash flow. We have 23 years of operational experience, business know-how and an active financial network in Argentina, which we can leverage to increase our portfolio in the country.

Our Sustainability Approach

Building on our SPEED value system, in 2025 we updated our sustainability framework, structured around three drivers: operational efficiency and decarbonization, risk and opportunity management, and multiplying positive impact in the value chain. This framework reinforces our commitment to sustainability, strengthens our capacity to manage climate, nature and social risks, and capture opportunities that generate long-term value and resilience. It also enhances our operational efficiency through an optimal use and management of water, energy, and waste, while extending the reach of our sustainability initiatives beyond our operations by engaging suppliers, contractors, communities, and partners across our value chain.

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

Summary of Key Risks

Our business is subject to numerous risks and uncertainties, discussed in more detail below. These risks include, among others, the following key risks:

●	Risks relating to our business

Our results are highly sensitive to crude oil and natural gas price volatility. A substantial or extended decline in prices, wider differentials, or higher transportation costs could materially and adversely affect our business, financial condition and results of operations and may require changes to our corporate strategy. Our ability to sustain production depends on replacing reserves and successfully identifying and developing commercial prospects, and our reserve estimates rely on assumptions that may prove inaccurate. Drilling and development activities are subject to subsurface uncertainty and execution risks, including well under‑performance, cost overruns and delays, and we face competition for capital, acreage, services and talent as well as potential shortages or late delivery of key inputs and constraints in third‑party infrastructure (including pipelines, trucking and ports), which may limit volumes and increase costs.

Our business is capital‑intensive and depends on continued access to funding. Adverse market conditions, higher interest rates, foreign‑exchange fluctuations, indebtedness and covenant limitations could restrict our ability to finance capital programs on acceptable terms. Insurance may not cover all operating hazards. The present value of future net revenues from proved reserves (including SEC price‑based measures) may differ materially from the current market value of those reserves.

We are subject to obligations under E&P contracts, exploration permits, exploitation concessions and concession agreements (including minimum work, reporting and discovery declarations) to retain our interests; failure to comply may result in penalties or the loss or early termination of rights in undeveloped areas, and some rights are subject to expiration or early termination based on operating conditions. We may not control budgets, timing, costs or production rates in non‑operated or non‑wholly owned assets. Our strategy includes acquisitions, strategic investments, partnerships and alliances; completed acquisitions may be difficult to integrate and may divert management attention, dilute stockholder value or lead to impairments, and future or pending transactions may be delayed, re‑priced, fail to close or otherwise not deliver expected benefits. We also derive a significant portion of revenues from a few key customers, exposing us to counterparty and credit risks, and U.S. trade tariffs or supply‑chain constraints could adversely affect costs and market access.

Our operations entail environmental, social, health and safety obligations that may result in material liabilities and costs and are exposed to operating hazards, including accidents, spills, public‑order events and extreme weather. Transition and physical risks (including investor sentiment, access to financing, restrictions affecting unconventional activity, carbon and greenhouse-gas (“GHG”) rules, demand shifts, floods, droughts and heat) could increase costs or limit activity. Legislation and regulatory initiatives relating to hydraulic fracturing and other unconventional drilling may increase future costs, cause delays or impede plans. We depend on key management and technical personnel, our IT/OT systems may face cybersecurity threats and disruptions, endemic or pandemic diseases may disrupt workforce availability, logistics and demand, and land access and community relations (including negotiations with indigenous communities and sensitive biodiversity areas, including certain Putumayo blocks) may cause delays, incremental costs and reputational risks.

●	Risks relating to the countries in which we operate

We operate in Colombia, Argentina and Brazil, where regulatory frameworks continue to evolve. Changes in fiscal regimes, royalties, windfall taxes, price controls, export restrictions, local‑content rules, environmental standards and permitting processes can adversely affect project economics and timelines. Policy shifts, social unrest and judicial challenges may result in delays, sanctions or new operating restrictions. In certain areas, particularly in Colombia, security risks (including the presence of illegal armed groups and vandalism or sabotage of energy infrastructure) could disrupt operations and increase costs. Macroeconomic conditions, inflation and exchange‑rate volatility—especially currency controls and import/payment restrictions in Argentina—can affect procurement, debt service, distribution of cash and the repatriation of dividends. Expropriation or nationalization, contract reviews, or changes to concession terms, while infrequent, remain potential risks, and heightened scrutiny of unconventional resources and hydraulic fracturing could further restrict or delay activities depending on local policy developments.

●	Risks relating to our common shares

Our share price may be volatile due to commodity price movements, operating updates, reserve revisions, capital allocation decisions, macroeconomic conditions, changes in the composition of our shareholder base and investor sentiment toward the energy sector. Future equity offerings, equity-linked instruments or compensation programs could dilute existing shareholders, and limited analyst coverage or market liquidity may amplify price movements. Dividends and other capital returns are discretionary and depend on our financial performance, legal restrictions and board decisions; we may reduce or suspend dividends at any time. Changes in the composition of our shareholder base, including the entry of new shareholders with significant stakes in the Company, as well as potential actions taken by third parties (or by a shareholder), including unsolicited acquisition proposals or attempts to acquire control, may affect our corporate governance or strategic direction and could affect trading price of our common shares or lead to disputes or litigation. In June 2025, our board adopted a limited-duration shareholder rights plan intended to protect long-term shareholder value in the face of rapid stock accumulation by a single investor; some market participants may view such measures negatively. Additionally, foreign exchange controls and other country restrictions may limit our ability to repatriate cash or make payments to shareholders in certain circumstances.

Detailed Risk Factors

Risks relating to our business

Volatility or sustained declines in oil and natural gas prices could materially adversely affect our business, financial condition, results of operations and corporate strategy.

Our revenues, cash flows, profitability, liquidity, access to capital and growth prospects are highly dependent on the prices we receive for our oil and natural gas production. Commodity prices have historically been volatile and are expected to remain subject to significant fluctuations driven by factors largely beyond our control, including: global and regional economic conditions and supply‑demand balances, OPEC and non-OPEC producers (sometimes referred to as OPEC+) production policies, geopolitical developments, armed conflicts, sanctions or other regulatory actions affecting major producing regions, global inventory levels, weather events, natural disasters, transportation constraints, quality differentials, fiscal regimes, technological developments, the availability and pricing of alternative energy sources, and evolving environmental and climate‑related regulation, including potential carbon pricing mechanisms.

These factors and the volatility of the energy markets make future oil and natural gas price movements difficult to predict. For example, during the last six years, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel. Furthermore, oil and natural gas prices do not necessarily fluctuate in direct relationship to each other.

In 2025, Brent crude oil prices fluctuated within a range of US$58.9 to US$82.0 per barrel and averaged US$68.2 per barrel for the year, reflecting, among other factors, geopolitical tensions in the Middle East, broader global uncertainties and concerns over a potential economic slowdown, while coordinated OPEC+ actions, including voluntary production cuts, supported relative market stability. For the year ended December 31, 2025, 96% of our revenues were derived from oil.

In addition to fluctuations in Brent crude oil prices, our realized prices are also affected by regional crude oil differentials. For example, the Vasconia differential applicable to our Llanos Basin production averaged approximately negative US$2.3 per barrel in 2025, but widened to approximately negative US$5.3 per barrel in January 2026 and negative US$7.5 per barrel in February 2026. Over the same period, Brent crude oil prices moved from US$60.5 per barrel at the end of 2025 to US$72.5 per barrel at the end of February 2026, and continued to experience significant volatility in March 2026 amid heightened geopolitical and military tensions in the Middle East, including tensions involving the United States and Iran, and related concerns regarding potential disruptions to regional oil supply and shipping routes. Regional differentials may fluctuate due to local supply and demand dynamics, refinery demand, transportation, export capacity constraints and other market conditions, and may widen or narrow independently of Brent crude oil prices. Developments affecting crude oil production and exports in major producing countries, including changes in supply dynamics or export flows in countries such as Venezuela, may further contribute to volatility in both benchmark prices and regional crude differentials. A sustained widening of such differentials, if not fully offset by changes in Brent crude oil prices, could reduce our realized prices and adversely affect our revenues, cash flows and results of operations.

Because a substantial portion of our revenues is derived from oil production and we expect our production mix to remain predominantly oil‑weighted, our financial performance is particularly sensitive to changes in oil prices. Lower commodity prices may reduce revenues on a per‑unit basis, limit volumes that can be produced economically, adversely affect the valuation of our reserves, and constrain our ability to generate sufficient operating cash flow. Prolonged periods of low or volatile prices could require us to curtail or defer capital expenditures, revise our work programs, delay development and drilling activities, or reconsider the timing or feasibility of exploration, appraisal and acquisition opportunities.

Our ability to fund capital expenditures relies in part on oil prices remaining near our planning assumptions, together with continued production performance and access to external financing. Lower prices may adversely affect our debt capacity and liquidity, including compliance with financial covenants, borrowing base availability, access to prepayment agreements, and overall financial flexibility. If operating cash flows and available cash resources are insufficient to fund planned investments, we may need to further reduce capital spending, seek additional financing or divest assets, which could negatively affect our growth prospects, investor confidence and share price.

In periods of lower commodity prices, we may implement cost‑containment measures, including renegotiations or reductions of service and supply contracts, which could expose us to claims, disputes or operational disruptions. Adverse price conditions may also impact the financial health of suppliers and contractors and their ability to provide services critical to our operations.

Our budgeting, capital allocation and strategic planning processes rely on assumptions regarding commodity prices, production levels, drilling success rates, development costs, the timing of third‑party projects, availability of equipment and qualified personnel, and access to financing. These assumptions are inherently uncertain and subject to significant business, economic, political and regulatory risks. If actual conditions differ materially from our assumptions, our capital requirements and liquidity needs could increase.

We use derivative financial instruments as part of our commodity risk management strategy to partially mitigate exposure to oil price volatility. However, these instruments may limit our ability to benefit fully from increases in oil prices during periods of heightened market volatility, including those arising from geopolitical developments affecting global energy supply, such as the market conditions described above. In addition, adverse movements in the market value of our derivative positions may require us to post cash collateral, which could affect short‑term liquidity during periods of heightened volatility.

In addition, in certain jurisdictions where we operate, higher oil prices may result in increased government take through royalties, contractual mechanisms and tax surcharges, which may reduce net margins.

Unless we replace our oil and natural gas reserves, our reserves and production will decline over time. Our business is dependent on our continued successful identification of productive fields and prospects and the identified locations in which we drill in the future may not yield oil or natural gas in commercial quantities.

Production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics and field maturity. Accordingly, our current proved reserves will decline as these reserves are produced. As of December 31, 2025, our reserves-to-production (or reserve life) ratio for net proved reserves in Colombia and Argentina was 5.7 years. According to the D&M Reserves Report estimates, if on January 1, 2026, we ceased all drilling activities, our proved developed producing reserves base would decline by 4% and 25% during the first year in Colombia and Argentina, respectively.

A significant portion of our production comes from relatively mature fields, such as our core Llanos 34 Block, which requires continuous investment in drilling, secondary and tertiary recovery methods, and infrastructure optimization to sustain output. Unexpected reservoir performance issues, such as lower-than-anticipated recovery rates or technical challenges in implementing enhanced recovery techniques, could negatively impact our ability to meet production targets and replenish reserves.

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

Due to the nature of the oil and gas industry, a significant portion of our revenue is derived from a few key clients. For example, in 2025, three clients represented 96% of revenue for our Colombian subsidiaries, accounting for 90% of our consolidated revenue. This client concentration is typical in the industry, where large-scale operations, logistical factors, and long-term contracts often lead to stable yet limited customer relationships. We actively manage counterparty credit risk by regularly assessing clients’ credit profiles and including early payment terms in certain contracts to reduce potential exposure.

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

Although most of our revenues are denominated in US$, unfavorable fluctuations in foreign currency exchange rates for certain of our expenses in Colombia, Argentina and Brazil could have a material adverse effect on our results of operations. An appreciation of local currencies can increase our costs and negatively impact our results from operations. For instance, during 2025, the Colombian peso appreciated by approximately 15% against the U.S. dollar, increasing the U.S. dollar equivalent of our local-currency costs in Colombia.

Because our Consolidated Financial Statements are presented in US$, we must translate revenues, expenses and income, as well as assets and liabilities, into US$ at exchange rates in effect during or at the end of each reporting period.

From time to time, we enter into derivative financial instruments in order to anticipate currency fluctuations particularly in connection with income tax payments and other recurring obligations. In November 2024, we entered into a derivative financial instrument with a local bank in Colombia, for an amount equivalent to US$50.0 million, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in May and June 2025. Additionally, in April 2025, we entered into derivative financial instruments with local banks in Colombia, for an amount equivalent to US$30.0 million (allocated at US$5.0 million per month during the second half of 2025), to partially mitigate potential currency fluctuations and protect our exposure to the Colombian peso arising from our regular business operations.

However, these instruments do not cover all of our foreign exchange exposure, and extreme currency volatility, particularly in Argentina, could still materially affect our financial condition and operating results.

There are inherent risks and uncertainties relating to the exploration and production of oil and natural gas.

Our performance depends on the success of our exploration and production activities and on the existence of infrastructure to take advantage of our reserves. Exploration and production are subject to numerous risks beyond our control, including the risk that exploration will not identify commercially viable quantities of oil or natural gas. Our decisions to purchase, explore, develop or exploit prospects depend in part on seismic and other data and related analyses and studies, the results of which are often inconclusive or subject to varying interpretations. The marketability of production may be affected by factors beyond our control, including proximity from the production sites to the transportation points and capacity of such transportation, availability of processing facilities and equipment, and government laws and regulations relating to oil prices, sale restrictions, taxes, governmental stake, allowable production, imports and exports, environmental protection and health and safety. These factors may have a material adverse effect. There can be no assurance that drilling programs will produce quantities or costs anticipated, that producing projects will not cease production, or that we will be able to market production.

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

Because the oil and natural gas industry is capital intensive, we expect to make substantial capital expenditures in our business and operations for the exploration and production of oil and natural gas reserves. See “Item 4. Information on the Company—B. Business Overview—Our business strategy.” We incurred capital expenditures of US$98.4 million and US$191.3 million during the years ended December 31, 2025 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting our Results of Operations—Discovery and exploitation of reserves.”

The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, commodity prices, actual drilling results, the availability of drilling rigs and other equipment and services, and regulatory, technological and competitive developments. In particular, our capital allocation is expected to increasingly reflect the development of our unconventional assets in Argentina, which may require significant and sustained investment levels and is subject to execution, market and country-specific risks. In response to changes in commodity prices, we may increase or decrease our actual capital expenditures. For example, as a result of the oil price decline during the COVID-19 pandemic in 2020, we reduced our capital expenditures program for that year by approximately 60% from prior preliminary estimates.

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

Oil and gas exploration and production is uncertain and involves a high degree of risk and hazards, and our operations may be disrupted by risks and hazards beyond our control that are common among oil and gas companies, including environmental hazards, blowouts, industrial accidents, occupational safety and health hazards, technical failures, labor disputes, social protests or blockades, unexpected geological formations, flooding, earthquakes, weather-related interruptions, explosions and other accidents. While we believe we maintain customary insurance coverage for companies engaged in similar operations, we are not fully insured against all risks in our business. Insurance may contain significant exclusions and limitations, and we may elect not to obtain certain non-mandatory coverage if the cost is excessive relative to the risks presented. Uninsured or underinsured events and related losses or liabilities could have a material adverse effect on our business, financial condition or results of operations.

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

The development of projects may be materially adversely affected by one or more of the following factors: shortages of equipment, materials and labor; fluctuations in the prices of construction materials; delays in delivery of equipment and materials; labor disputes; political events; title problems; obtaining easements and rights of way; blockades or embargoes; litigation; compliance with governmental laws and regulations, including environmental, health and safety laws and regulations; adverse weather conditions; unanticipated increases in costs; natural disasters; epidemics or pandemics; accidents; transportation; unforeseen engineering and drilling complications; delays during prior consultation processes; delays attributable to the operator of the project; environmental or geological uncertainties; and other unforeseen circumstances. Any of these events or other unanticipated events could give rise to delays in development and completion of our projects and cost overruns.

For example, between March 2024 and May 2025, our production in Brazil was negatively impacted due to an unplanned maintenance of the Manati gas field platform following a request to the operator from the ANP. In Colombia, during 2025, our production from the Indico field in the CPO-5 Block was affected by 10 community blockades for a total of 42 days, which contributed to a quarter-on-quarter decrease in average production and delays in our development plans for that field. On the other hand, the drilling costs for the Tigui-53 well in the Llanos 34 Block in Colombia, included costs overruns caused by operational issues of US$2.2 million.

Additionally, we may not be able to follow the development schedules we believe are optimal for blocks in which we are not the operator, such as the CPO-5 Block in Colombia, which was temporary blocked adversely affecting production.

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

We compete with major oil and gas companies, including state-owned companies with greater financial and technical resources, and we compete for licenses and properties in the countries where we operate. Competitors may be able to pay more for properties and prospects, evaluate and bid for a greater number of opportunities, and offer more competitive compensation packages to attract and retain qualified personnel. There is also substantial competition for capital available for investment in the oil and natural gas industry. As a result, we may not be able to compete successfully in acquiring prospective reserves, developing reserves, marketing hydrocarbons, retaining personnel or raising additional capital, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—B. Business Overview—Our competition.”

Our estimated oil and gas reserves are based on assumptions that may prove inaccurate.

Our oil and gas reserves estimate as of December 31, 2025 is based on the D&M Reserves Report. Although classified as “proved reserves,” the reserves estimate set forth in the D&M Reserves Report is based on certain assumptions that may prove inaccurate. DeGolyer and MacNaughton’s primary economic assumptions in estimates included oil and gas sales prices determined according to SEC guidelines, future expenditures and other economic assumptions (including interests, royalties and taxes) as provided by us.

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

In 2025, we faced repeated disruptions due to strikes by local communities demanding attention to their needs, blocking routes essential for transporting crude oil by tanker trucks. While we have maintained production levels by utilizing alternative evacuation options, such as the ODCA pipeline, our market access could be significantly hindered if both trucking and pipeline options are compromised simultaneously. Such disruptions could materially impact our business, financial condition, and operating results.

In the case of our Putumayo Basin production, we have also reduced our exposure to trucking issues by implementing the use of flowlines alongside trucking to gather our production at the Platanillo Block and transport it via the Oleoducto Binacional Amerisur (“OBA”) pipeline, which connects to the Ecuadorian pipeline system. However, our logistics chain remains subject to cross-border regulatory frameworks, commercial conditions and operational factors in both Colombia and Ecuador. For example, in early 2026 certain regulatory measures adopted in Ecuador affected the economics of crude oil deliveries through this route, requiring us to temporarily redirect certain volumes to alternative delivery points within Colombia, which involved higher transportation costs.

Trucking remains a component of our crude oil delivery strategy, and while in 2025 we successfully used alternative delivery points and trucking to avoid production setbacks, we cannot assure that we will continue to be able to do so in the future.

In Argentina, our assets in the Neuquén Basin are not connected to the regional pipeline network, which requires us to rely on trucking for the evacuation of crude oil to refineries and to delivery points that enable subsequent transportation through third-party pipeline systems to port facilities. This dependence on trucking exposes us to risks associated with road availability, strikes, weather conditions, equipment constraints, third-party service performance and potential congestion at receiving facilities. These risks are compounded by the fact that the regional pipeline system and certain downstream facilities operate with limited spare capacity.

To mitigate these risks, we have entered into commercial arrangements with buyers that possess substantial and diversified logistics capabilities, which provide operational redundancy and enable us to indirectly access capacity within the regional pipeline network through these strategic partners. These arrangements support continuity of offtake and reduce our exposure to transportation bottlenecks.

However, these measures may not fully eliminate the risks associated with limited infrastructure, interruptions in trucking services or restrictions in third-party pipeline or port operations. Any disruption or delay affecting these logistics chains could adversely affect our ability to transport crude oil and, in turn, our production levels, operating costs and financial results.

We may suffer delays or incremental costs due to difficulties in negotiations with landowners and local communities, including indigenous communities, where our reserves are located.

Our projects require timely easements, rights-of-way and site access agreements with landowners and local communities, including indigenous communities. If acceptable terms cannot be reached, we may need to seek judicial intervention through judicial mechanisms for enforcement of easements, which can be time-consuming, costly and delay operations. Even where agreements exist, negotiations may be prolonged or reopened; community expectations beyond legal requirements, prompts requests for additional compensation, social investments or infrastructure and, at times, protests or temporary blockades.

In Colombia, these dynamics are more pronounced. Rising expectations from landowners and other stakeholders (including workers’ associations and unions), potential reforms that may broaden participatory requirements for hydrocarbons projects, and social unrest can affect timelines and costs. In Putumayo, the presence of illegal groups and tensions related to illicit-crop eradication efforts have led to pressure tactics aimed at influencing government action. Communities may expect operators to repair or improve public roads or address basic needs typically funded by the government; authorities may impose or maintain access restrictions in response to protests or public-order events. Land restitution proceedings can also delay access to future sites.

In Argentina (particularly in provinces such as Neuquén), surface access and rights-of-way typically require provincial and municipal permits and agreements with landowners, and projects may also require consultation with local and indigenous communities. Administrative or judicial challenges to environmental or access approvals, and labor actions by sector unions can delay mobilization and construction or constrain operations.

To manage this risk, we maintain continuous and transparent dialogue with landowners, local and indigenous communities, authorities, and other stakeholders. We have developed a Human Rights System based on international standards, including the UN Guiding Principles on Business and Human Rights (the “UN Guiding Principles”), designed to help us integrate human rights considerations into project planning, land access negotiations, community engagement and operational decision-making.

While the system provides a framework to support respectful and constructive engagement with landowners, local communities and indigenous peoples, outcomes depend on contextual factors outside our control, including evolving regulatory requirements, local expectations, and regional security dynamics. We cannot assure that disputes with landowners or communities, or related proceedings in any jurisdiction, will not delay or restrict our activities, require additional payments or commitments, or otherwise materially and adversely affect our business, financial condition and results of operations.

Under the terms of some of our various E&P contracts, exploration permits, exploitation concessions and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.

To protect our exploration and production rights in our license areas, we must meet various drilling and declaration requirements. In general, unless we make and declare discoveries within periods specified in our various special operation contracts (E&P contracts, exploration permits, exploitation concessions and concession agreements), our interests in the undeveloped parts of our license areas may lapse. Should the prospects we have identified under these contracts and agreements yield discoveries, we may face delays in drilling these prospects or be required to relinquish them. The costs to maintain or operate the E&P contracts, exploration permits, exploitation concessions and concession agreements over such areas may fluctuate and may increase significantly, including as a result of higher minimum work commitments, increased surface fees or royalties, inflationary pressures, additional regulatory or environmental requirements, or changes in applicable laws or contractual terms. We may not be able to meet our commitments under such contracts and agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. For example, during the last couple of years, we have transferred commitments from certain blocks to others and asked for termination of certain E&P contracts. See “Item 4. Information on the Company—B. Business Overview—Significant Agreements.”

Historically, a significant portion of our reserves and production has been derived from Colombia, particularly blocks in the Llanos and Putumayo Basins. In 2025, Argentina has become a growing contributor to our portfolio.

For the year ended December 31, 2025, the different blocks in the Llanos Basin contained 77.4% of our net proved reserves and generated 92.6% of our production, the Platanillo Block in the Putumayo Basin contained 3.6% of our net proved reserves and generated 0.6% of our production, and the Loma Jarillosa Este and Puesto Silva Oeste Blocks in Argentina contained 19.0% of our net proved reserves and generated 1.1% of our production. While our continuing expansion with new exploratory blocks and inorganic opportunities incorporated in our portfolio, mean that the above-mentioned blocks may be expected to be a less significant component of our overall business, we cannot be sure that we will be able to continue diversifying our reserves and production. Resulting from these, any government intervention, impairment, or disruption of our production due to factors outside of our control or any other material adverse event in our operations in such blocks would have a material adverse effect on our business, financial condition, and results of operations.

Our contracts and/or rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, exploration permits, exploitation concessions and concession agreements are subject to early termination in certain circumstances.

Under certain E&P contracts, exploration permits, exploitation concessions and concession agreements to which we are or may in the future become parties, we are or may become subject to guarantees to perform our commitments and/or to make payment for other obligations, and we may not be able to obtain financing for all such obligations as they arise. If such obligations are not complied with when due, in addition to any other remedies that may be available to other parties, this could result in termination of our E&P contracts, exploration permits, exploitation concessions and concession agreements or dilution or forfeiture of interests held by us. As of December 31, 2025, the aggregate outstanding amount of this potential liability for guarantees was US$58.0 million, mainly related to capital commitments in the Llanos 34, CPO-5, PUT-8, Llanos 86, Llanos 104 and CPO 4-1 Blocks in Colombia, and the Espejo and Perico Blocks in Ecuador (pending release at year-end following the divestment in December 2025). See “Item 4. Information on the Company—B. Business Overview—Significant Agreements” and Note 32.2 to our Consolidated Financial Statements.

Additionally, certain E&P contracts, exploration permits, exploitation concessions and concession agreements to which we are or may in the future become a party are subject to set expiration dates. Although some of these agreements allow for exploration extensions and we may want to extend their term beyond their original expiration dates, there is no assurance that we can do so on terms that are acceptable to us or at all.

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

In Argentina, hydrocarbon exploration permits and exploitation concessions are subject to termination for: (a) failure to pay any annual license fees within three months after they are due; (b) failure to pay royalties within three months after they are due; (c) material and unjustified failure to comply with the specified obligations in respect to productivity, conservation, investments, works or special benefits, including obligations arising under exploration permits and exploitation concessions or related agreements with provincial authorities; (d) repeated infringement of the obligations to submit demandable information, to facilitate inspections by the competent authority or to employ the proper techniques for the execution of the works; (e) failure to request an exploitation concession after a commercial discovery or to submit a development program after obtaining an exploitation concession; (f) the bankruptcy of the holder declared by a court; (g) the death or liquidation of the holder; or, (h) failure to comply with the obligation to transport hydrocarbons for third parties under open access conditions or repeated infringement of the tariff regime approved for such transport. Before declaring the termination under any of the grounds provided under items (a), (b), (c), (d), (e), or (h), notice shall be served, requiring the holder to remedy any such infringement. Upon expiration, relinquishment or termination of any permit or concession, the holder of such permit or concession may be required to surrender to the government the acreage and comply with applicable obligations regarding the retirement/abandonment of facilities and wells and the restoration of the area, as applicable.

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

Early termination or nonrenewal of any E&P contract, exploration permits, exploitation concessions or concession agreement could have a material adverse effect on our business, financial situation, or results of operations.

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

We are not the operator or sole owner of all the blocks included in our portfolio. See “Item 4. Information on the Company—B. Business Overview—Operations in Colombia”. Therefore, certain decisions are not under our sole discretion and need to be agreed to with our partners. Accordingly, our decision-making capabilities may be limited to the extent our partner operators or owners have any limitations with respect to any proposed action or plan.

In addition, the terms of the joint operations agreements governing our other partners’ interests in almost all of the blocks that are not wholly owned or operated by us require that certain actions be approved by supermajority vote. The terms of our other current or future license or venture agreements may require at least the majority of working interests to approve certain actions. As a result, we may have limited ability to exercise influence over operations or prospects in the blocks operated by our partners, or in blocks that are not wholly owned or operated by us. A breach of contractual obligations by our partners who are the operators of such blocks could eventually affect our rights in exploration and production contracts in some of our blocks. Our dependence on our partners could prevent us from achieving our target returns for those discoveries or prospects.

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

For instance, we are not the operator of the CPO-5 Block and do not control the execution of the operation. Any delays in the execution schedule of the CPO-5 Block could have a material adverse effect in our financial condition and results of operation. For example, during 2025, temporary blockades in the CPO-5 Block, adversely affected its production.

Acquisitions that we have completed, including the Acquisition in Argentina’s Vaca Muerta Formation, and any future acquisitions, strategic investments, partnerships, or alliances could be difficult to integrate, could divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our financial results, including impairment of goodwill and other intangible assets.

One of our principal business strategies includes acquisitions of properties, prospects, reserves and leaseholds and other strategic transactions, including in jurisdictions where we do not currently operate. The successful acquisition and integration of producing properties, including the Acquisition in Argentina’s Vaca Muerta Formation, requires an assessment of several factors, including recoverable reserves, future oil and natural gas prices, development and operating costs, and potential environmental and other liabilities.

The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review and the review of advisors and independent reserves engineers will not reveal all existing or potential problems, nor will it permit us or them to become sufficiently familiar with the properties to fully assess their deficiencies and potential recoverable reserves. Inspections may not always be performed on every well, and environmental conditions are not necessarily observable even when an inspection is undertaken. We, advisors or independent reserves engineers may apply different assumptions when assessing the same field. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are often not entitled to contractual indemnification for environmental or other liabilities and acquire properties on an “as is” basis, which could also expose us to unknown or unforeseen liabilities. Even in those circumstances in which we have contractual indemnification rights for pre-closing liabilities, it remains possible that the seller might not be able to fulfill its contractual obligations. There can be no assurance that unforeseen problems related to the assets or management of the companies and operations we have acquired, or operations we may acquire or add to our portfolio in the future, will not arise in the future, and these problems could have a material adverse effect on our business, financial condition, and results of operations.

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

It is also possible that we may not identify suitable acquisition targets or strategic investment, partnership, or alliance candidates. Our inability to identify suitable acquisition targets, strategic investments, partners or alliances, or our inability to complete such transactions, may negatively affect our competitiveness and growth opportunities. Additionally, we may incur one-off transaction-related costs, such as financing and due diligence expenses, even if a proposed acquisition is not completed, as was the case with the proposed acquisition of certain Repsol exploration and production assets in Colombia and the Unconsummated transaction in Argentina (Vaca Muerta), both in 2024. Moreover, if we fail to properly evaluate acquisitions, including the Acquisition in Argentina’s Vaca Muerta Formation, alliances, or investments, we may not achieve the anticipated benefits of any such transaction, and we may incur costs in excess of what we anticipate.

The Acquisition in Argentina’s Vaca Muerta Formation broadens the scope of the risk factors related to our business, industry, and the countries in which we operate as such risk factors relate to operating in Argentina where we did not have operations immediately before the Acquisition in Argentina’s Vaca Muerta Formation. Some of these risks include, but are not limited to, risks related to (i) the ability to replace our oil and natural gas reserves and continued identification of productive fields, (ii) our revenues being derived from sales to a few key customers, (iii) fluctuations in foreign currency exchange rates and restrictions or additional costs associated to the access to foreign currency, (iv) exploration and production of oil and natural gas, (v) insurance of oil and gas operations, (vi) potential cost overruns and delays in oil projects, (vii) difficulties to attract capital, acquire properties, marketing oil and securing trained personnel, (viii) estimated reserves being based on assumptions that may prove inaccurate, (ix) availability and access to needed equipment, infrastructure and evacuation capacity in a timely manner, (x) difficulties in negotiations with landowners and local communities, including additional investment and demands imposed by local communities and potential blockades derived thereof, (xi) our contracts being subject to contractual expiration dates and operating conditions, and in certain circumstances, subject to early termination or additional costs or commitments associated to the term extension, (xii) not being the sole owner of all our licensed areas and not holding all the working interests in some of our licensed areas, (xiii) development of our proved undeveloped reserves potentially taking longer and requiring higher levels of capital expenditures than expected, (xiv) our operations being subject to numerous environmental, social, health and safety laws, regulations, and rulings, which may result in material liabilities and costs, (xv) climate change, (xvi) political and economic circumstances, including increased exposure to the Argentine legal, fiscal, regulatory and economic systems, (xvii) maintaining good relations with host countries, local/provincial government and national oil companies in the countries where we operate, (xviii) operating and having working and/or economic interest over, yet not owning the oil and natural gas reserves in the countries where we operate, (xix) oil and gas operators being subject to extensive regulation, and (xx) exchange control regulations that could limit the ability to freely make payments and transfers outside Argentina, subject to certain conditions, including certain restrictions on access to the foreign exchange market to as well as requirements to repatriate and settle export proceeds in the official exchange market within specified timeframes.

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

It should not be assumed that the present value of future net revenues from our proved reserves represents the current market value of our estimated oil and natural gas reserves. For the year ended December 31, 2025, we based estimated discounted future net revenues on the 12-month unweighted arithmetic average of the first day-of-the-month price for the preceding 12 months. Actual future net revenues will be affected by factors including actual prices we receive, actual development and production costs, the amount and timing of production, changes in governmental regulations and taxation and the geopolitical landscape. The timing of production and expenses will affect the timing and amount of future net revenues and thus actual value. In addition, the 10% discount factor used may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the industry.

The development of our proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our proved undeveloped reserves ultimately may not be developed or produced.

As of December 31, 2025, 77% of our net proved reserves are developed. Development of our undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Additionally, delays in the development of our reserves or increases in costs to drill and develop such reserves will reduce the standardized measure value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves, and may result in some projects becoming uneconomic, causing the quantities associated with these uneconomic projects to no longer be classified as reserves. This was due to the uneconomic status of the reserves, given the proximity to the end of the concessions for these blocks, which does not allow for future capital investment in the blocks. There can be no assurance that we will not experience similar delays or increases in costs to drill and develop our reserves in the future, which could result in further reclassifications of our reserves.

We are exposed to the credit risks of our customers and any material nonpayment or nonperformance by our key customers could adversely affect our cash flow and results of operations.

Customers may experience financial problems that negatively affect creditworthiness, limiting our ability to collect amounts owed or enforce performance under contractual arrangements. Declining cash flows (including due to commodity price declines), reductions in borrowing bases under reserves-based credit facilities and lack of available debt or equity financing may reduce customers’ liquidity and ability to make payments or perform obligations. Some customers may be highly leveraged and subject to their own operating expenses, which may increase risk. Customers may also be subject to regulatory changes that could increase default risk. Financial problems could impair our assets, decrease operating cash flows, and reduce or curtail customers’ future use of our products and services, adversely affecting revenues and potentially leading to a reduction in reserves.

Our operations are subject to operating hazards, including external conditions such as extreme weather events or public order and risks inherent to oil and gas activities, which could expose us to potentially significant losses.

Our operations are subject to potential operating hazards, extreme weather conditions and risks inherent to drilling activities, seismic recording, exploration, production, development and transportation and storage of crude oil. These include, among others, explosions, fires, high winds, heat stress, drought, increased rainfall, flooding and fire weather, as well as  car and truck accidents, labor disputes, social unrest, community protests or blockades, guerilla attacks, security breaches, pipeline ruptures, property damage, spills and mechanical failures of equipment at our or third-party facilities. Any of these events could have a material adverse effect on our exploration and production operations or disrupt transportation or other process-related services provided by our third-party contractors. For example, in 2025, temporary blockades at the CPO-5 Block and flooding during the rainy season in the Llanos 34 Block in Colombia adversely affected production, including the temporary suspension of operations at the Jacana Sur well pad.

We seek to manage these risks through an integrated framework that assesses physical and transition climate risks and identifies adaptation measures. These measures include monitoring weather-related risks, reinforcing infrastructure, diversifying energy sources (including electrification, access to gas and renewable energy such as solar and biomass) and implementing crisis management and business continuity procedures. We also identify, monitor and address social and public-order-related risks that may arise in connection with operational disruptions, including those associated with protests, blockades or regional security conditions, through our Human Rights System, including its due diligence and grievance mechanisms. However, these measures may not be sufficient to prevent operational disruptions, damage to infrastructure, injuries, environmental harm, financial losses or adverse impacts on surrounding communities. We cannot assure that operating hazards or external conditions will not delay or restrict our activities or otherwise materially and adversely affect our business, financial condition and results of operations.

We are highly dependent on our leadership and specialized technical, exploration and operational talent, including geoscientists and unconventional resource experts, as well as on our ability to hire and retain new qualified personnel.

The ability, expertise, judgment and discretion of management and technical and engineering teams are key to discovering and developing oil and natural gas resources. Our performance and success depend to a large extent on key members of our management, technical, exploration and operational team, and their loss or departure would be detrimental to future success. Our ability to execute our strategy and manage anticipated growth, including expansion into new geographies and unconventional plays, depends on recruiting, integrating and retaining qualified personnel. Employee retention is influenced by the economic environment, competitive labor market conditions and in certain cases, the remote location of our operations, which may intensify competition for skilled professionals and increase turnover. Competition to hire employees in operational, technical and leadership roles is strong, and the supply of qualified employees is limited in the regions where we operate and throughout Latin America. Loss of key personnel or inability to hire and retain qualified personnel could have a material adverse effect on our business.

We and our operations are subject to numerous environmental, social, health and safety laws, regulations and rulings, which may result in material liabilities and costs.

We operate in jurisdictions with extensive environmental, social, health and safety frameworks and permit regimes covering, among other matters, (i) emissions and discharges, (ii) handling, storage, transport and disposal of regulated materials, (iii) worker health and safety, (iv) biodiversity, water and land use, and (v) decommissioning. Our operations are also subject to certain environmental risks that are inherent in the oil and gas industry, which may arise unexpectedly and result in material adverse effects on our business, financial condition and results of operations. Non-compliance, regulatory changes or environmental incidents can trigger investigations, fines, civil or criminal liability, suspension or termination of concessions or contracts, operational interruptions and higher costs, any of which could have a material adverse effect on our business, financial condition and results of operations. In Colombia, environmental licenses are administrative acts subject to class actions that could eventually result in their cancellation, with potential adverse impacts on our E&P contracts. Non-governmental organizations or other stakeholders may also seek injunctions or other remedies to halt activities or impose penalties.

The Regional Agreement on Access to Information, Public Participation and Justice in Environmental Matters in Latin America and the Caribbean, also known as the Escazú Agreement, is an international human rights treaty that was signed by all the countries in which we operate and has been ratified by all except Brazil, where pressure has been growing for the government to ratify. Forthcoming regulations arising form the ratification of the Escazú Agreement may expand participation and information requirements, potentially lengthening approvals and increasing compliance obligations. Enhanced protections for environmental and human-rights defenders may also influence stakeholder dynamics and project timelines.

We are subject to national and regional environmental regulations and require specific permits to operate. We seek to support compliance with applicable requirements through an environmental management system and a dedicated environmental team. We file annual environmental reports which are public, and undergo yearly follow-up reviews by the authorities. While we seek full compliance, timing and factors beyond our control, such as consultation processes with different stakeholders that can exceed regulatory timelines, may lead to delays or instances of non-compliance. In such cases, we seek to report progress to regulators and define action plans to demonstrate our diligence to reduce the possibility of sanctions, penalties or fines related to delayed fulfillment of obligations. However, these measures may not be sufficient to avoid adverse outcomes and could have a material adverse effect on our business, financial condition or results of operations.

Releases of regulated substances, legacy contamination or waste-disposal practices may require costly remediation or facility retrofits, and we may be held liable for human exposure or damage to property, natural resources, sensitive areas or endangered species. We also face decommissioning (plugging and abandonment) obligations that may be substantial and increase over time as regulations and technical standards evolve. We manage these risks through operational integrity and environmental monitoring programs, contingency and emergency response plans, regular site inspections, maintenance activities, and remediation programs consistent with applicable regulations. Decommissioning obligations are addressed through long-term asset retirement planning and periodic review of cost estimates. Despite these measures, environmental incidents, liabilities or associated costs may still occur, and we can be responsible for environmental, social, health and safety liabilities arising from partners, predecessors and third-party contractors. We have adopted a Supplier Code of Conduct since 2023, under which we define the minimum obligations and behaviors expected from our contractors and suppliers, residual risk remains and insurance may not cover all losses, claims or interruptions. Delays in meeting offset or other permit conditions, particularly where multi-stakeholder consultations take longer than regulations contemplate, could result in sanctions or penalties.

Climate-related regulation and targets may also affect us. We expect continued and increasing attention to climate change, including regulation of GHG emissions such as methane and carbon dioxide and physical climate impacts in areas where we and our customers operate. Such developments could adversely impact our operations and the demand for our products. We target a 35 to 40 percent reduction in Scope 1 and 2 GHG emissions intensity by year-end 2025 and a 40 to 60 percent reduction by year-end 2030 versus a 2020 baseline, and we have a long-term ambition to reach net zero for Scopes 1 and 2 by 2050. Achieving these objectives depends on capital allocation, growth trajectories, project timing, the availability and commercial viability of reduction technologies and projects, permitting and third-party performance, as well as changes in the regulatory framework. These efforts will require capital expenditures and resources, and actual costs may differ, potentially materially, from current estimates. Failure to implement cost-effective strategies or to access necessary technologies or projects could jeopardize the achievement of these targets or ambitions and expose us to legal, regulatory, market or reputational risks.

Environmental, social, health and safety laws and regulations are complex and change frequently, and our costs of complying with such laws and regulations may adversely affect our results of operations and financial condition. Within applicable law, we engage with authorities, industry associations and other stakeholders through public consultations, institutional dialogue and technical working groups to provide input on proposed laws and regulations that may affect our business. These efforts are intended to support clear and workable rules, but do not prevent the adoption of regulations or decisions that could materially and adversely affect our business, financial condition and results of operations. See “Item 4. Information on the Company—B. Business Overview—Health, safety and environmental matters” and “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework.”

Changing investor sentiment towards fossil fuels and the global energy transition may affect our operations, impact the price of our common shares and limit our access to financing and insurance.

Factors including concerns about the contribution of fossil fuels to climate change, the impact of oil and gas operations on the environment, environmental damage relating to spills of petroleum products during transportation, potential impacts on human rights, and the global shift towards lower-carbon energy sources have affected certain investors’ sentiments towards investing in the oil and gas industry. In addition, measures to accelerate the energy transition, such as the adoption of renewable energy, electric vehicles, alternative fuels, and stricter GHG emissions regulations, may reduce long-term demand for hydrocarbons and adversely impact commodity prices and the valuation of oil and gas assets.

As a result of these concerns, some institutional, retail, and public investors have announced that they no longer are willing to fund or invest in oil and gas properties or companies, or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Although we have in place strong and robust social, environmental and governance practices, developing and implementing even broader policies and practices can involve significant costs and require a significant time commitment from our board, management and employees. Failing to implement the policies and practices as requested by institutional investors may result in such investors reducing their investment in our Company or not investing in our Company at all.

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

To address these risks, we maintain transparency and reporting programs aligned with recognized sustainability frameworks and indices; however, third-party assessments are based on their own methodologies and may change over time and may not reflect our future performance or risk profile.

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

In Colombia, during the second half of 2022, the Council of State (the highest administrative court) issued a decision by which it denied the claims that were seeking nullity of the regulation for “non-conventional hydrocarbons”. Therefore, the regulation for unconventional oil and gas resources in Colombia is in force and with full effects. However, the government is seeking to prohibit fracking techniques in Colombia and, during the second half of 2022, a bill of law to forbid fracking and exploitation of unconventional hydrocarbons was filed in Congress. The bill of law was not approved. In 2024, the Ministry of Environment filed a new bill of law with the same purpose. This is the sixth time this initiative has been filed in Congress since 2018. Currently, there is a new initiative ongoing and approval is uncertain. The Group is continuously monitoring any development in this matter.

In Argentina, our unconventional activities depend on the continued availability and acceptance of hydraulic fracturing and other stimulation techniques. These activities are subject to federal, provincial and municipal regulation and increasing scrutiny from regulators, communities and other stakeholders. Any new or more stringent laws or regulations, permitting requirements, limitations or bans applicable to hydraulic fracturing, water use, waste management, chemical disclosure or induced seismicity in Argentina could increase our costs, delay or restrict our ability to drill and complete wells, limit our recoverable reserves or otherwise adversely affect our unconventional development plans and the value of our Argentine assets.

We currently are not aware of any proposals in Argentina, or Brazil to regulate hydraulic fracturing beyond the regulations already in place. However, various initiatives in other countries with substantial shale gas resources have been or may be proposed or implemented to, among other things, regulate hydraulic fracturing practices, limit water withdrawals and water use, require disclosure of fracturing fluid constituents, restrict which additives may be used, or implement temporary or permanent bans on hydraulic fracturing. If any of the countries in which we operate adopts similar laws or regulations, which is something we cannot predict right now, such adoption could significantly increase the cost of, impede or cause delays in the implementation of any plans to use hydraulic fracturing for unconventional oil and gas resources.

Our indebtedness and other commercial obligations could adversely affect our financial health and our ability to raise additional capital and prevent us from fulfilling our obligations under our existing agreements and borrowing of additional funds.

As of December 31, 2025, the principal amount of our outstanding consolidated indebtedness was US$539.3 million, of which 82% corresponds to our Notes due 2030.

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

As we expand into new jurisdictions, such as our recently initiated operations in Argentina, the integration of new sites, users, systems and local third-party providers into our corporate technology environment increases our overall cyber-risk exposure. New locations may present unforeseen vulnerabilities, including greater reliance on local networks and evolving regulatory and data-protection requirements. Even though we apply our corporate cybersecurity controls and risk-assessment protocols to these new operations, any cybersecurity incident affecting a newly integrated location or its local service providers could exacerbate the operational, financial and reputational impacts described above.

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

The uncertainty of the impact an endemic or pandemic disease, such as the COVID-19 pandemic, may have, makes it impossible for us to identify all potential risks or estimate the ultimate adverse impact on our business.

A pandemic or endemic disease could adversely affect our business, financial condition, cash flows and results of operations by causing widespread economic and social disruption, reducing global demand for oil and gas, interrupting supply chains, and restricting our workforce’s ability to access and operate facilities. Uncertainty regarding the scope, duration and severity of any pandemic makes it impossible to identify all potential risks or estimate ultimate impact. The COVID-19 pandemic had a profound impact on the global economy, financial and commodities markets and the oil and gas industry, including a sharp decline in crude oil prices in 2020, and highlighted how pandemics can amplify other risk factors. Although we implemented measures to mitigate potential operational disruptions (such as remote working procedures), future outbreaks could materially and adversely affect our business and operations.

We operate in an industry with climate related risks.

The oil and gas industry is particularly exposed to risks arising from climate change and the energy transition, such as volatility of products prices, possible new regulations that may restrict our operations, or increase our costs to operate, and an increase in extreme weather events that affect our ability to operate. Moreover, our main producing assets are located in Colombia, where the risks related to the occurrence of natural hazards such as floodsand droughts are high and expected to increase in the following years.

In 2022, we made a climate risk assessment for the entire company, which was updated in 2025. The results of this assessment indicate that the occurrence of physical risks could adversely affect approximately 10% of the company’s overall value (for purposes of this assessment, the net present value of projected free cash flows from the combined asset portfolio), while transition risks could potentially impact up to 29% of its value. Although mitigation measures have been adopted to address these risks, we are currently working on an integrated adaptation plan to further address potential gaps.

To address our exposure to energy costs volatility, during the second half of 2025, we entered into a derivative financial instrument to partially mitigate potential increases in electricity costs in Colombia resulting from droughts and reduced hydroelectric generation. This risk is particularly significant in the Llanos 34 Block, where electricity expenses represent a significant portion of our production and operating costs. This derivative was a contract for differences on the generation component of the electricity tariff, structured as a fixed-for-floating swap that settled financially against the wholesale spot market price.

Our operations may be affected by biodiversity-related constraints, indigenous peoples’ rights and prior consultation processes, and land and territorial claims.

Some of our operations are in or adjacent to areas with significant biodiversity value, including areas that may be considered for designation as conservation or protected areas. These conditions may require modifications to our plans to comply with environmental constraints and permitted land use, which could increase costs and delay timelines. We seek to mitigate these risks through detailed due diligence and project-specific environmental studies. However, factors outside our control, including local politics and political decisions, may affect outcomes.

In addition, we operate in culturally diverse areas with historical and current ties to indigenous peoples, which may require prior consultation processes under applicable law and regulations. These processes may cause delays, lead to claims (including by groups not certified by competent authorities), and increase the risk of disputes over agreements scope or requests for additional commitments. We have completed prior consultation processes for the Golondrina Development Area Project in the Llanos 86 and Llanos 104 Blocks, with resulting agreements formalized in 2025, and we are ensuring compliance with the commitments established. For the Nasua Development Area Project in the Coatí Block (Putumayo), five prior consultations are in the pre-consultation and opening stage and are expected to be completed by 2026. We seek to manage these risks through a differentiated engagement approach, including early social and environmental baseline studies, our Human Rights System and grievance mechanisms, and an internal protocol adopted in 2025 that guides consultation and engagement throughout the project lifecycle. These measures, however, may not be sufficient to prevent delays, disputes or claims.

Specifically in Putumayo, exploration blocks may entail significant biodiversity-management costs and reputational risk due to sensitive environmental conditions, legal requirements, and challenges related to overlapping territories and indigenous land titling processes (including processes under Colombia’s land restitution law). We design our projects applying the mitigation hierarchy and considering site-specific conditions to avoid or minimize impacts on sensitive ecosystems, forest coverage and ecosystem connectivity. We also engage with the Ministry of the Interior to identify recognized communities and establish measures to prevent and mitigate impacts, conduct human rights identification and analysis exercises and implement related roadmaps, and coordinate with environmental authorities, local governments and scientific institutions to align biodiversity measures with regional conservation priorities, while maintaining communication and participation processes with local communities. Nevertheless, these actions may not prevent delays, additional obligations, restrictions on activities, disputes, regulatory actions or reputational impacts, which could increase costs or limit our ability to operate in the Putumayo region and adversely affect our business, financial condition and results of operations.

U.S. trade tariffs may adversely affect our cost structure, supply chain, and commodity markets.

The U.S. government has maintained and, in some cases, increased or modified trade tariffs on a range of goods and services, contributing to increased uncertainty in global trade dynamics. While we do not directly import or export significant volumes of materials from or to the United States, our operations rely on equipment, technology, and services sourced globally, many of which may be affected by these measures. The resulting disruptions could lead to higher costs or delays in the procurement of critical inputs. Additionally, escalating trade tensions and broader shifts in trade policy could impact global commodity prices, potentially affecting the markets for the oil and gas we produce.

Moreover, changes in U.S. sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), including measures affecting Venezuela’s oil sector, and related policy developments could contribute to heightened volatility in global energy markets. Even if we do not have direct operations in Venezuela, such measures could indirectly affect us through their potential impact on regional supply and trade flows and, therefore, on benchmark oil prices (including Brent and WTI), as well as through potential disruptions to regional supply chains and service markets. Any resulting commodity price volatility, cost inflation, procurement delays, or constraints on the availability of equipment, technology or services could adversely affect our cost structure, project timelines and financial results. At the same time, evolving regulatory or geopolitical conditions affecting Venezuela could also create potential strategic opportunities in the region, which we may evaluate in accordance with our investment criteria and risk management framework.

As an example of the potential consequences, a sustained adverse price outlook or cost inflation could trigger impairment indicators under IFRS for certain cash-generating units and result in impairment charges, and heightened volatility may lead us to add commodity hedges. Future trade restrictions or related measures could require us to adopt cost-containment strategies that may adversely impact our workforce, operations, and overall competitiveness.

Risks relating to the countries in which we operate

Our operations may be adversely affected by political and economic circumstances in the countries in which we operate and in which we may operate in the future.

All of our current operations are located in South America. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results of operations could be adversely affected.

Oil and natural gas exploration, development and production activities are subject to political and economic risks, including but not limited to changes in energy policies or in the personnel administering them changes in laws and policies governing the operations of foreign-based companies, expropriation of property, cancellation or modification of contract rights, revocation of consents or approvals, the obtaining of various approvals from regulators, foreign exchange restrictions, price controls, currency fluctuations, royalty increases and other risks arising from governmental action. Given the political and social context, the Group may also face risk of loss due to civil strife, acts of war and community-based actions, such as protests or blockades, guerilla activities, terrorism, acts of sabotage, territorial disputes and insurrection. These challenges tend to be greater in developing markets, which represent a key part of our business footprint.

The main economic risks we face and may face in the future because of our operations in the countries in which we operate include:

●	difficulties incorporating movements in international prices of crude oil and exchange rates into domestic prices;
●	the possibility that a deterioration in Colombia’s, Argentina’s and Brazil’s relations with multilateral credit institutions, such as the International Monetary Fund, will negatively impact capital controls and result in a deterioration of the business climate;
●	inflation, exchange rate movements (including devaluations), exchange control policies (including restrictions on remittance of dividends), price instability and fluctuations in interest rates;
●	liquidity of domestic capital and lending markets;
●	changes in tax policies and increased tax burdens; and
●	the possibility that we may become subject to restrictions on repatriation of earnings from the countries in which we operate in the future.

In addition, our operations in these areas increase our exposure to risks of illegal armed group activities, social unrest, community protests or blockades, expropriation and other governmental actions that may disrupt our operations, require higher security or operating costs, restrict the movement of funds or limit repatriation of profits, lead to sanctions or limit access to markets, and negatively affect investors’ perception of the risk associated with our operations in these countries.

Some countries where we operate have experienced, and may continue to experience, political instability, and losses caused by these disruptions may not be covered by insurance.

Colombia has experienced periods of unrest, including protests, strikes and road blockades, and its 2026 electoral cycle, which kicked off in 2025, has heightened the risk of renewed instability and policy changes affecting permitting, fiscal terms, community relations and security conditions. In Argentina, macroeconomic and policy uncertainty, including high inflation, recessions, significant exchange rate volatility, foreign-exchange controls, import restrictions, fiscal and external imbalances and a history of sovereign debt restructurings and reliance on multilateral financing, has adversely affected, and may continue to adversely affect, economic activity, access to credit and overall business conditions in the country. These factors, together with the risk of further tightening or modification of exchange controls and potential changes to hydrocarbons, tax and labor frameworks, may disrupt procurement and project schedules, increase our costs, constrain funding and limit the repatriation of cash from our Argentine operations, and could require us to revise our business plans and investment levels in the country. We are also subject to a complex labor regulatory framework and to the presence of powerful labor unions, especially in Argentina. The combination of evolving labor regulation, strong unionization and a relatively high level of labor litigation could increase our labor and compliance costs, expose us to additional claims and disputes, and adversely affect the continuity and efficiency of our operations in that country.

Our operations may also be adversely affected by laws and policies in the jurisdictions in which we do business, that affect foreign trade and taxation, and by changes in, or uncertainties in the application of, tax laws in these emerging economies, which may increase our tax liabilities. For example, the Colombian government (i) enacted a tax reform in 2022 that materially impacted oil producing companies by introducing a surtax on corporate income ranging from 0% to 15%, depending on average oil prices, and (ii) in 2025 implemented extraordinary tax measures through states of exception, including a special tax on the sale and export of hydrocarbons and an increased stamp tax rate on public and private documents that record the creation, modification, or extinction of obligations. Additionally, in late 2025 and early 2026, Colombia adopted further extraordinary measures under states‑of‑exception powers. In early 2026, the Colombian Constitutional Court provisionally suspended the nationwide emergency declaration and, as a consequence, ordered that the related tax measures decree would not produce effects pending a final constitutionality ruling. More recently, in February 2026, the Colombian Government declared a new regional State of Economic, Social and Ecological Emergency for 30 days in certain northern and Caribbean departments. Additional extraordinary measures, including temporary fiscal measures, may be adopted in connection with that emergency. These developments underscore the risk of rapid changes and legal uncertainty in the applicability of such measures, which could adversely affect our costs and cash flows. For further information, please see “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia—Regulatory framework—Tax regulations implemented in 2025 and subsequent events in 2026.”

Changes in any of these laws or policies, or in how they are implemented, may increase the volatility of domestic securities markets and securities issued abroad by companies operating in these countries, which could materially and adversely affect our financial position, results of operations and cash flows. Furthermore, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of courts in the United States, which could adversely affect the outcome of such dispute. Changes in tax laws may result in increases in our tax payments, which could materially adversely affect our profitability, restrict our ability to do business in our existing and target markets and cause our results of operations to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increase in taxes applicable to us and to our operations.

We depend on maintaining good relations with the respective host governments and national and provincial oil companies in each of our countries of operation.

The success of our business and the effective operation of our fields in each country where we operate, depend on maintaining strong relationships and effective cooperation with government authorities and agencies, including national and provincial oil companies such as Ecopetrol, YPF, GyP, and Petrobras. A failure by us, the host governments, or the respective national and provincial oil companies to cooperate effectively could have an adverse impact on our business, operations and prospects.

We seek to manage this risk through regular engagement with host governments, regulatory authorities and national and provincial oil companies, including formal communication channels, joint committees and periodic operational reviews, and by implementing procedures to support compliance with contractual and regulatory obligations. We also participate in industry associations and forums to provide input on energy and regulatory matters that may affect our operations. However, these efforts may not be sufficient to prevent disagreements, changes in government policies or priorities, contract revisions, non-renewals or other adverse actions, any of which could materially and adversely affect our business, operations and prospects.

Oil and natural gas companies in Colombia, Argentina, and Brazil operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.

Under Colombian, Argentine, and Brazilian law, all hydrocarbon resources in these countries are owned by the respective sovereign. Although we have working and/or economic interests in blocks and generally have the power to make decisions regarding marketing of produced hydrocarbons, the governments have authority to determine rights, royalties or compensation for exploration and production. If governments restrict or prevent concessionaires from exploiting reserves, or interfere through regulations relating to restrictions on future exploration and production, price controls, export controls, foreign exchange controls, income taxes, expropriation, environmental legislation or health and safety, this could have a material adverse effect. We are also dependent on government approvals and permits to develop concessions, and changes in policies (including labor relations) or delays in approvals may delay operations or affect contractual arrangements or our ability to meet contractual obligations.

Oil and gas operators are subject to extensive regulation in the countries in which we operate.

The Colombian, Argentine, and Brazilian hydrocarbons industries are subject to extensive regulation and supervision by their respective governments in matters such as the environment, social responsibility, tort liability, health and safety, labor, the award of exploration and production contracts, the imposition of specific drilling and exploration obligations, taxation, foreign currency controls, price controls, export and import restrictions, capital expenditures and required divestments. In some countries in which we operate, such as Colombia, we are required to pay a percentage of our expected production to the government as royalties. See “Item 4. Information on the Company—B. Business Overview—Industry and regulatory framework—Colombia” and see Note 32.1 to our Consolidated Financial Statements.

In Colombia and Argentina, our operations are subject to complex and evolving hydrocarbons and energy regulations and, in the case of Argentina, to emergency measures and a high degree of government intervention, including tariff and price frameworks, domestic market supply obligations, export and import restrictions, subsidies and other regulatory mechanisms. Changes in, or uncertainties regarding the interpretation or enforcement of, these regulations and policies may delay or restrict our projects, increase our operating and capital costs, affect the economic viability of certain developments or restrict our ability to market and export our production, which could materially and adversely affect our business, financial condition, results of operations and cash flows in these jurisdictions.

Significant expenditures may be required to ensure our compliance with governmental regulations related to, among other things, licenses for drilling operations, environmental matters, drilling bonds, reports concerning operations, the spacing of wells, unitization of oil and natural gas accumulations, local content policy and taxation.

Our operations are subject to security, community and human rights risks that could adversely affect our business.

In certain countries where we operate, particularly in Colombia, internal security, community and human rights challenges have had and could continue to have adverse effects on the economy and our operations. Colombia faces persistent internal security and community-related challenges that may negatively affect the Colombian economy and materially disrupt our business. Armed groups, including dissident factions of the Revolutionary Armed Forces of Colombia (“FARC”), the National Liberation Army (“ELN”) and the Clan del Golfo, remain active in several regions and are involved in activities such as drug trafficking, extortion, illegal mining and kidnapping. In some cases, these groups have carried out actions against infrastructure, including oil and gas facilities and pipelines, causing environmental damage and operational disruptions. The ELN has continued to attack oil pipelines, resulting in environmental harm and interruptions to operations. These dynamics, together with broader political and social tensions, increase uncertainty and the risk of escalation.

Our operations are conducted in areas where security incidents, social unrest and community-related issues may interrupt or delay exploration and production activities, with risks varying by region. In Casanare and Meta, operations have been affected by blockades and social protests, while in Putumayo the presence of illegal armed groups linked to drug trafficking has contributed to population displacement, protests related to the eradication of illicit crops and risks associated with improvised explosive devices. Any intensification of these conditions could adversely affect our assets, employees, production levels and financial results.

In contrast, the security environment in Argentina remains generally under control within a national framework aimed at strengthening territorial control, combating drug trafficking and protecting critical infrastructure. In the province of Neuquén, where a significant portion of Argentina’s oil and gas activity is concentrated, identified risks—such as minor equipment theft, vandalism at remote facilities or occasional local protests—are monitored and managed through preventive plans coordinated with authorities and communities, allowing operations to be carried out without material disruption.

To address security, community and human rights risks across our operations, we conduct annual risk assessments that integrate incident analysis, social context and emerging threats. Since 2022, we have strengthened our security and human rights management framework, including requiring contractors and partners to operate in accordance with international standards and the Voluntary Principles on Security and Human Rights. Compliance with national laws and international human rights treaties, as well as engagement with authorities and communities, may require additional resources and could result in project delays. Any failure to effectively manage these risks could have a material adverse effect on our business, financial condition and results of operations.

Exposure to corruption and compliance risks in the jurisdictions in which we operate could adversely affect our business, financial condition, and reputation.

We operate in jurisdictions that have historically faced transparency challenges and are perceived as having high levels of corruption. Additionally, we are subject to various anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act (FCPA), the UK Bribery Act and local anti-corruption and compliance laws in each of the countries where we operate. Enforcement of these regulations has intensified in recent years across the jurisdictions and sector in which we operate, resulting in significant investigations and sanctions against both public and private entities. The institutional and enforcement environment in the countries where we operate is characterized by complex and sometimes inconsistent application of laws and regulations, and a history of investigations involving public officials and private companies. Although we have policies and procedures designed to ensure compliance with applicable anti-corruption, anti-money laundering and other laws, we cannot assure you that our employees, contractors, suppliers, joint venture partners or other third parties with whom we do business will not take actions in violation of such laws and regulations. In addition, we may be adversely affected by investigations, enforcement actions, court decisions or changes in enforcement priorities in Argentina, even if we are not the target of such proceedings, for example, through delays in obtaining permits, revisions to contracts or reputational impacts on the oil and gas sector. Any such events could result in penalties, exclusion from public tenders, contractual disputes, reputational damage and other adverse consequences for our business.

Consequently, ethics and compliance breaches have been identified as part of our key strategic risks, reinforcing our commitment to a comprehensive Ethics and Compliance Program. This program includes ethics guidelines, risk-based due diligence, continuous monitoring and controls, a whistleblower mechanism, mandatory training programs, and oversight by both management and the board of directors to mitigate compliance-related risks. Despite these efforts, the materialization of such risks, including legal actions against our operations, directors, employees, or business partners, could result in substantial fines, sanctions, reputational damage, and restrictions on obtaining permits, licenses, or government contracts. Compliance failures could also impact our access to new business opportunities and capital markets, leading to operational disruptions, increased costs and adverse financial consequences. Additionally, evolving regulatory frameworks and shifting political dynamics in our operating jurisdictions may heighten legal risks and increase the complexity and cost of ensuring full adherence to anti-corruption and compliance requirements.

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

As of December 31, 2025, 96% of our cash and cash equivalents were maintained in banks ranked within investment grade category.

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

Additionally, Argentina has experienced periods of high inflation and significant currency devaluation, leading to the emergence of multiple exchange rates, including parallel and unofficial markets. The disparity between the official and alternative exchange rates could result in financial inefficiencies, increased costs, and potential losses when converting local currency into U.S. dollars. In addition, authorities in Argentina may further tighten or modify existing foreign exchange restrictions, introduce new controls or maintain multiple exchange rate regimes for an extended period of time, which could exacerbate the disparity between the official and alternative exchange rates and further limit our ability to access foreign currency at commercially reasonable terms. Further regulatory changes could increase restrictions on foreign exchange transactions, which may adversely affect our ability to repatriate earnings, finance operations, and meet financial commitments in Argentina.

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

Our common shares began trading on the New York Stock Exchange (the “NYSE”) on February 7, 2014 and, as a result, have a limited trading history. We cannot predict the extent to which investor interest in our Company will maintain an active trading market on the NYSE or how liquid that market will be in the future. If an active, liquid and orderly market does not develop or is not sustained, you may have difficulty selling our common shares at the time or price you desire.

The market price of our common shares may be volatile and may be influenced by a variety of factors, some of which are beyond our control, including: (i) our operating and financial performance, reserve estimates and identified drilling locations; (ii) quarterly variations in operating results and key financial indicators; (iii) changes in revenue or earnings estimates or reports by equity research analysts (including changes in analyst coverage); (iv) fluctuations in oil and gas prices and broader volatility in the energy sector and global securities markets; (v) the volume and liquidity of trading in our common shares; (vi) sales of our common shares by us or our shareholders, or the perception that such sales may occur, and future issuances of equity or other securities; (vii) litigation, personnel changes and Company announcements; (viii) changes in our dividend policy; (ix) domestic and international economic, legal and regulatory developments; (x) the release or expiration of transfer restrictions on our outstanding common shares; and (xi) changes in the composition of our shareholder base, including the entry of new shareholders with significant stakes in the Company, which may impact our corporate governance, strategic direction and the trading price of our common shares. In addition, volatility from stock deposit certificates in Argentina (CEDEARs) may arise because price differences may occur between the NYSE and the local market where the CEDEARs are traded.

Any decision to pay dividends in the future, and the amount of any distributions, is at the discretion of our board of directors, and will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors.

We are committed to return value to our shareholders. From 2018 to 2025, we distributed a total of US$322.9 million to our shareholders, consisting of US$200.1 million through share repurchases and US$122.8 million in cash dividends. However, our availability to continue making distributions to shareholders in the future will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors. For example, on October 21, 2025, following the Acquisition in Argentina’s Vaca Muerta Formation, our board approved a revised dividend program totaling approximately US$6 million over the following four quarters (US$1.5 million per quarter; US$0.03 per share), beginning with the third quarter of 2025 results payout and ending with the second quarter of 2026 results payout. Dividends will be suspended commencing with the third quarter of 2026 results to align with increased Vaca Muerta capital expenditures, and will be reassessed once positive free cash flow resumes. Future dividends may be suspended, reduced or discontinued at any time.

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

Pursuant to the share purchase agreement entered into by and between GeoPark and Colden by virtue of which Colden acquired approximately 20% of GeoPark’s outstanding common shares (the “SPA”), for so long as Colden owns at least 15% of GeoPark’s outstanding common shares, we may not declare or pay dividends without approval by Colden, or at least one of the directors nominated by Colden. For more details on the SPA, please refer to “Item 4. Information on the Company—B. Business Overview—Recent Developments—Strategic Equity Investment by Grupo Gilinski.”

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

We may issue additional common shares or convertible securities in the future, for example, to finance potential acquisitions of assets, which we intend to continue to pursue. Sales of substantial amounts of our common shares in the public market, or the perception that these sales may occur, could cause the market price of our common shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our memorandum of association, we are authorized to issue up to 5,171,949,000 common shares, of which 51,707,198 common shares were outstanding as of December 31, 2025. We cannot predict the size of future issuances of our common shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common shares. For examples of purchase and sales of substantial amounts of our common shares, please refer to “— Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control”.

The adoption and implementation of our shareholder rights plan could lead to, among other adverse effects, dilution of shareholder value and negative market perception. Our shareholder rights plan could also deter acquisitions that may otherwise be beneficial to our shareholders.

On June 3, 2025, our board of directors adopted a limited-duration shareholder rights agreement (commonly referred to as a “Poison Pill” or a “Rights Plan”), further amended on March 5, 2026. For more details on the rights agreement, see “Item 10. Additional Information—B. Memorandum of association and bye-laws.”

The Rights Plan could lead to significant dilution of our outstanding shares in the event of a triggering acquisition. This dilution could negatively impact the value of existing shares and reduce earnings per share for current shareholders.

Any potential acquirer could face substantial dilution as well, which could make it more difficult or costly for them to acquire a controlling interest in us. Further, the existence of the Rights Plan could be perceived by the market or potential investors as a defensive tactic to entrench current management and prevent beneficial acquisitions. This perception could negatively impact the market price of our securities or affect our reputation with investors, potentially resulting in reduced investor interest or a decline in the price of our securities. In addition, the Rights Plan could deter potential acquirers or strategic partners from pursuing acquisition opportunities, joint ventures, or other forms of strategic collaboration. This could limit our ability to engage in transactions that may otherwise be in our best interest or the best interests of our shareholders. The Rights Plan also grants substantial discretion to our board of directors to determine whether to trigger the Rights Plan. While our board of directors is expected to act in our and our shareholders’ best interests, there is a risk that such discretion could be perceived as self-serving, especially if our board of directors blocks a legitimate acquisition offer to protect its own position. This could lead to shareholder dissatisfaction or legal challenges.

As part of the investment in GeoPark by Colden, we have agreed to terminate the Rights Plan on or prior to our 2026 Annual Meeting of Shareholders.

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

Certain members of our board of directors and our executive officers held 15.0% of our outstanding common shares as of March 19, 2026, holding the shares either directly or through privately held funds. As a result, these shareholders, if acting together, would be able to influence matters requiring approval by our shareholders, including the election of directors and the approval of amalgamations, mergers, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might ultimately affect the market price of our common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major shareholders” for a more detailed description of our share ownership.

We may also be exposed to aggressive stakebuilding by third parties. The Rights Plan adopted by our board is designed to protect all shareholders in light of unusually rapid stock accumulation by a single investor. Under the plan, the rights become exercisable if any person or group acquires 12% or more of our outstanding common shares (including through derivatives), unless approved by the board (which was the case in connection with the Colden investment in GeoPark as further described below).

For example, in May 2025, Pampa Energy Inc. acquired a 10.17% shareholding in GeoPark, which it later reduced to 4.43% in September 2025. According to disclosures made by Pampa Energy Inc. during its third quarter 2025 earnings call, the company stated that it no longer had any equity exposure to GeoPark. In October 2025, Parex Resources Inc. publicly disclosed that it had acquired an approximately 11.8% shareholding in GeoPark in connection with an unsolicited acquisition proposal that, following an internal review and analysis, our board of directors unanimously determined significantly undervalued GeoPark and therefore rejected. In addition, in February 2026, Parex Resources Inc. announced the nomination of director candidates for election at the Company’s 2026 Annual Meeting of Shareholders.

Similarly, pursuant to the SPA dated as of March 5, 2026, whereby Colden acquired approximately 20% of GeoPark Limited’s outstanding common shares, Colden has certain board nomination and governance rights and imposes certain voting obligations. In particular, Colden has the right to nominate (i) three directors if Colden beneficially owns at least 28% of GeoPark’s outstanding common shares, (ii) two directors if Colden beneficially owns at least 15% but less than 28% of GeoPark’s outstanding common shares, and (iii) one director if Colden beneficially owns at least 7.5% but less than 15% of GeoPark’s outstanding common shares. Colden’s board nomination rights include certain rights with respect to representation on committees of the board (other than the audit committee) and the removal and replacement of Colden’s nominee directors. From the closing of the investment until the earlier of GeoPark’s second annual general meeting thereafter and the date when Colden no longer has the right to nominate any directors, Colden is obligated to vote its shares in accordance with the board’s recommendation with respect to the election or removal of directors. Furthermore, for so long as Colden owns at least 15% of GeoPark’s outstanding common shares, GeoPark may not take certain specified actions without approval by Colden or at least one of the directors nominated by Colden, including (subject to certain exceptions): (i) issuing equity or equity-linked securities in excess of 5% of GeoPark’s fully diluted share capital; (ii) amending GeoPark’s governing documents in a manner adverse to Colden; (iii) entering into, modifying or terminating certain related-party transactions; (iv) changing the board size; (v) declaring or paying dividends; and (vi) repurchasing or otherwise acquiring GeoPark’s outstanding share capital. In order to permit the acquisiton from Colden under the SPA, GeoPark Limited amended the Rights Plan. For more details on the rights agreement, see “Item 4. Information on the

Company—B. Business Overview—Recent Developments—Strategic Equity Investment by Grupo Gilinski” and “Item 10. Additional Information—B. Memorandum of association and bye-laws.”

These developments illustrate the potential for rapid changes in significant shareholdings, including changes in the composition of our shareholder base, which may lead to increased trading volatility and influence our governance and strategic direction. They may also result in potential misalignment between the interests of significant shareholders and those of our broader shareholder base.

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

Recent shareholder activism and rapid stakebuilding activities may require us to adopt defensive measures and devote significant management time and resources to evaluating alternatives and responding to such actions, which could increase our costs and affect execution of our strategy. For example, in 2025 we experienced unusually rapid stock accumulation by certain investors and received an unsolicited acquisition proposal, which required additional advisory and other costs and management attention and may have affected trading dynamics and our stock price. See “—Certain shareholders have substantial influence over us and could limit your ability to influence the outcome of key transactions, including a change of control” for additional context.

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

We are incorporated as an exempted company under the laws of Bermuda and our assets are substantially located in Colombia and Argentina. In addition, several of our directors and executive officers reside outside the United States and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon us, or to recover against us on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under Bermuda law and do not have force of law in Bermuda. However, a Bermuda court may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

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

Our Company

We are a leading independent energy company with over 20 years of successful operations across Latin America and a long-term strategy that seeks to maintain a risk-balanced portfolio across the region’s main basins. We currently manage a portfolio of assets in Colombia and Argentina, combining low-cost, high-margin conventional production in Colombia, with an unconventional development platform in the Vaca Muerta formation in Argentina. This portfolio supports a business model focused on capital discipline, operational efficiency and long-term cash flow generation.

We are focused on growth through significant assets, basins, and plays, including our portfolio in Colombia and our recently acquired assets in the Vaca Muerta shale formation in Argentina. Our operations span both conventional and unconventional resources across a diversified regional footprint.

Colombia, our core producing base, provides cash flow supported by operational efficiencies and ongoing development opportunities. Production is primarily concentrated in the Llanos Basin, where we operate the Llanos 34 Block and participate in additional operated and non-operated assets, such as CPO-5.

Our unconventional development position in Vaca Muerta, Argentina is expected to contribute to scale and portfolio diversification over time, subject to market conditions and operational execution. Following the closing of the Acquisition in Argentina’s Vaca Muerta Formation in October 2025, we established a new unconventional operating platform in the Neuquén Basin.

During the year ended December 31, 2025, we produced a net average of 28,322 mboepd, of which 93.2%, 1.1%, 1.8% and 3.8% were, respectively, in Colombia, Argentina, Brazil and Ecuador, and of which 98.0% was oil.

Our performance targets focus on achieving sustainable growth by mid-term (2028) and long-term (2030). We seek to leverage a robust organic footprint complemented by strategic inorganic opportunities. Our financial strategy emphasizes maintaining reasonable debt levels with appropriate maturity profiles, supported by diversified financing sources and a proactive hedging strategy aligned with our cash flow needs.

We seek to deliver competitive shareholder returns while pursuing sustainable growth. Since 2018, we have returned around US$322.9 million to shareholders through buybacks and dividends. Dividend distributions are subject to board approval, in its sole discretion, and depend on a variety of factors, including but not limited to business performance, financial condition, growth plans and other considerations.

A clear set of priorities and key values have driven us through a two-decade track record of growth, sustainability performance and value delivery. Furthermore, our internal value system SPEED, which has been part of the Group’s culture since its inception, differentiates us from our peers, guides our decision-making process and is the basis for our value-generation approach to all our stakeholders.

Meeting the energy needs of a growing population while contributing to the energy transition requires us to conduct best-in-class oil and gas exploration and operation, to manage our assets in the most ethical and sustainable way, and to continue creating long-term value for our shareholders and all our stakeholders.

Our culture

Our culture is our binding force, which we protect and nurture to excel in delivering our business model.

Our culture was forged in the field when a small team began operating in remote blocks in southern Argentina and Chile, in demanding conditions that required resilience, collaboration and a strong sense of commitment. Since then, our people have been guided by a clear and enduring purpose – Creating Value and Giving Back – which shapes how we define success and how we make decisions. For GeoPark, results are measured not only in production, reserves and cash flow, but also in the health and safety of our people and the value we create for shareholders and the communities where we operate.

Our culture underpins our ability to execute our strategy, manage risk and adapt to changing operating and market conditions, and is articulated through a set of principles that guide everyday decisions and behavior across the Company:

•	We Make Things Happen and We Do Them Right: We focus on clear objectives, execute with energy and accountability, and complete what we start with excellence and efficiency, while consistently prioritizing life, health, safety and care for the environment.
•	We Grow with Passion, Courage and Discipline: We treat growth as continuous improvement and the ability to turn challenges into opportunities, while managing resources prudently, honoring commitments and maintaining rigorous planning and capital discipline.
•	We Simplify with Agility and Innovation: We concentrate on what truly adds value, eliminate unnecessary complexity and use technology and data to enhance decision-making and operational performance.
•	We Connect through Trust and Respect: We build trust over time through consistency between words and actions, open and direct communication, constructive feedback and appreciation of diverse perspectives.

•	We are One GeoPark: We encourage collaboration across functions, assets and countries, share knowledge and best practices, and contribute to building something larger than individual responsibilities.

We view culture as a shared asset that must be understood, practiced and protected, particularly in times of uncertainty or pressure. It plays a central role in how we design and execute our strategy, how we attract and develop talent, how we build long-term relationships with stakeholders and how we seek to create value for all those connected to GeoPark.

Our business strategy

To protect the value of our core platform and position the company for renewed growth, we developed our long-term strategic plan. Such plan outlines a disciplined roadmap for potential value creation, grounded in a two-fold approach that is designed to strengthen and seek to maximize the value of our core platform in Colombia while seeking to develop a new long-term growth engine in Argentina.

Colombia remains our operational and financial backbone, providing cash generation, predictable performance, and a resilient base supported by disciplined capital allocation, enhanced recovery initiatives and sustained operational excellence.

At the same time, we are advancing the accelerated development of our unconventional position in Vaca Muerta, a strategic platform that is expected to expand and diversify our future production and cash flow profile, subject to market conditions and operational execution. Together, these two pillars form a balanced, returns-focused strategy that is designed to protect near-term value while supporting the upfront investments required to potentially transform the scale of the business, enhance long-term cash flow resilience, and deliver enduring, disciplined growth.

Our capital allocation framework is designed to balance disciplined growth, financial strength and shareholder returns, while maintaining flexibility to adapt to changing market conditions. We prioritize the allocation of capital to high-return organic investment opportunities, particularly in our core assets in Colombia and the development of our unconventional platform in Argentina. In parallel, we selectively evaluate inorganic opportunities that may enhance our portfolio, subject to strict financial and strategic criteria. We also maintain a focus on preserving a strong balance sheet, including through active liability management and deleveraging initiatives when appropriate. In addition, over time we seek to return capital to shareholders through a combination of share appreciation, dividends and occassional share repurchase programs, taking into account our financial position, market conditions and investment opportunities. This balanced approach is intended to support sustainable long-term value creation, while preserving capital discipline and financial flexibility across commodity price cycles.

Within this framework, we remain focused on consolidating and growing our core positions in Colombia and Argentina, while we continue to monitor opportunities across Latin America that are aligned with our operational capabilities and regional expertise. In this context, we are selectively monitoring developments in Venezuela. Recent regulatory actions, including the January 29, 2026 reform of the Hydrocarbons Law, together with evolving U.S. sanctions policy and the issuance of general and specific licenses by the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC), have introduced defined pathways for potential participation, enabling engagement in the oil and gas sector. Given Venezuela’s material hydrocarbon resource base distributed across its principal producing basins (including Maracaibo, Barinas-Apure, Orinoco and Eastern basins), the country may present potential long-term opportunities.

Any potential participation would be subject to strict compliance with applicable sanctions, export controls and regulatory requirements, and would depend on the availability and continued validity of relevant authorizations, including OFAC licenses. Such participation would also be contingent on the availability of appropriate legal and contractual protections and the enforceability of the applicable regulatory framework. While we are not currently conducting operations in Venezuela, any future involvement would depend on favourable geopolitical and regulatory conditions.

2026 work plan and outlook

As part of our work program for 2026 (the “2026 Work Program”), we intend to optimize our portfolio by focusing on maximizing value and leveraging our differentiated asset base to support sustainable long-term growth. For further information on our capital allocation methodology, please see “—Our strengths— Capital allocation methodology.”

The 2026 Work Program is designed to protect near-term cash generation, accelerate the growth of GeoPark’s unconventional assets, and position us to scale production and value through 2028.

In 2026, we estimate capital expenditures ranging from US$190.0 million to US$220.0 million to support a production target of 27,000-30,000 boepd across Colombia (24,500-26,000 boepd), and Vaca Muerta (2,500-4,000 boepd), subject to market conditions and operational execution. Our production mix is anticipated to be approximately 97% oil and 3% natural gas, with 12% unconventional and 88% conventional. We plan to drill between 27 to 36 gross wells (including 6 to 8 gross exploration wells), with approximately 86% allocated to development activities and 14% to exploration and appraisal activities.

Medium-term (2026 – 2028) guidelines

In December 2025, we introduced updated medium-term guidelines for 2026–2028, intended to provide an operational and financial outlook aligned with our disciplined growth strategy. This execution roadmap through 2028 is anchored in a two-fold strategy that combines the protection and maximization of our core production and cash generation in Colombia with a renewed growth trajectory driven by our expanding position in Vaca Muerta, Argentina.

In Colombia, we are focused on sustaining and improving the performance of our flagship Llanos 34 Block and other key operated and non-operated assets. Production reached a positive inflection point in the fourth quarter of 2025 (earlier than the previously projected 2026), and volumes are anticipated to increase in 2026, supported by effective base optimization, enhanced recovery initiatives, and strong well performance. These efforts are further underpinned by the certified 22% increase in 2P Original Oil in Place (OOIP) in the Llanos 34 Block, which we believe supports a larger resource base and may strengthen the long-term production and economic outlook of the asset. Colombia is expected to remain a key foundation for generating sustainable free cash flow, balance sheet strength, and shareholder returns.

In Vaca Muerta, Argentina, with the successful integration of the Loma Jarillosa Este and Puesto Silva Oeste Blocks, we are confident that we can unlock significant long-term growth from our position in unconventional resources in the Neuquén Basin. Our team is focusing on accelerating drilling activity to deliver a step-change in production and cash flow.

The plan anticipates a steady increase in production from approximately 27,000–30,000 boepd in 2026 to 44,000–46,000 boepd by 2028, supported by a balanced capital program of US$190–220 million in 2026, scaling to US$350–380 million in 2028. This medium-term guidance underscores our commitment to delivering sustainable growth, enhancing cash flow generation, and maintaining financial resilience while advancing development across operated and non-operated assets.

These guidelines are reviewed periodically to reflect evolving business dynamics, new developments, and changes in market, regulatory, and operational conditions. As a result, actual outcomes may differ from current expectations, and alternative scenarios may be considered as circumstances evolve.

History

We were founded in 2002. We are a leading independent energy company with operations in Latin America. During 2025, we had operations or held working interests in Colombia, Argentina, Brazil, and Ecuador.

Our history can be summarized by our growth in each country and our performance in the capital markets:

Colombia

We entered the Colombian market in 2012 through an acquisition that provided an attractive platform of reserves and resources, including a 45% operated working interest in the Llanos 34 Block. At the time of acquisition, the Llanos 34 Block had no production or reserves. Through our disciplined operational execution and exploration expertise, we transformed the Llanos 34 Block into one of the most prolific oil blocks in Colombia, discovering 13 oil fields and drilling over 245 wells. As of December 31, 2025, the block has produced more than 198 million barrels of oil, with a gross daily production of over 38,000 bopd, and the block’s Jacana and Tigana fields ranking among Colombia’s top 12 producing oil fields.

During 2019, jointly with Hocol, an affiliate of Ecopetrol, we acquired five low-cost, low-risk and high-potential exploration blocks in the Llanos Basin, surrounding the Llanos 34 Block. Since 2023, we have drilled and brought into production oil exploration wells in the Llanos 87 and Llanos 123 Blocks, transitioning them from exploratory blocks to production, contributing 2,243 boepd to our net average production for the year ended December 31, 2025 (4,486 boepd gross). Additionally, in the Llanos 86 and Llanos 104 Blocks, the completion of 3D seismic acquisition and processing, along with the approval of environmental licenses, enabled the identification of new drilling opportunities.

In January 2020, we acquired a group of companies which owned thirteen production, development, and exploration blocks in Colombia, distributed as follows: twelve operated blocks in the Putumayo basin (including the producing Platanillo Block) and one non-operated block in the Llanos basin (the producing CPO-5 Block), a cross-border oil pipeline from Colombia to Ecuador and transportation rights through the Ecuadorian pipelines to the port of Esmeraldas. Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019 to an average gross production of 21,615 bopd during the year ended December 31, 2025 (net production of 6,484 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 8 producing oil fields.

During the year ended December 31, 2025, based on statistics published by the ANH, we were among the three largest private oil operators in Colombia.

Argentina

In October 2025, we entered the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin. The acquired blocks cover over 12,300 gross acres in the black oil window of Vaca Muerta and has produced 1,234 boepd during the fourth quarter of 2025.

Brazil

Since 2013, we have participated in several Bid Rounds promoted by the Brazilian ANP. In 2014, we acquired a 10% non-operated working interest in the BCAM-40 Concession, which included an interest in the Manati gas field operated by Petrobras. Although we continue to hold certain exploratory blocks in Brazil, in March 2025 we entered into an agreement to divest our interest in the BCAM-40 Concession, with the transfer of the working interest in December 2025.

Ecuador

In May 2019, we signed participation contracts for a 50% operated working interest in the Espejo Block and a 50% non-operated working interest in the Perico Block in Ecuador. Since then, we have advanced exploration and development activities, transitioning these assets from exploration to production in 2022, when we recorded our first oil sales following the successful exploration campaign in the Perico Block. In July 2025, we entered into an agreement to divest our interests in both blocks, and the transaction closed in December 2025.

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

Between 2005 and 2025, we raised approximately US$200 million in equity offerings at the holding company level and over US$2.2 billion through debt arrangements with multilateral agencies such as the IFC, prepayment facilities, international bond issuances and bank financings, described further below, which have been used to fund our capital expenditures program and acquisitions and to increase our liquidity.

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. The Notes due 2027 are fully and unconditionally guaranteed by GeoPark Colombia, S.L.U. The Notes due 2027, which were partially repurchased for a nominal amount of US$405.3 million in January 2025, mature on January 17, 2027.

In May 2024, we executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol. As part of this transaction, we obtained access to committed funding from Vitol. Amounts drawn under this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. In November 2024, we drew US$152.0 million under this prepayment agreement. During 2025, we repaid US$142.2 million in cash and US$7.6 million in kind from that amount and, as of December 31, 2025, US$2.2 million remained outstanding. In January 2026, we renewed this offtake and prepayment agreement, extending its term through December 31, 2028 and expanding deliveries to include Llanos 34 (beginning January 2026) and CPO-5 and Llanos 123 (beginning May 2026). The renewed facility provides committed funding with an initial limit of up to US$500.0 million (US$330.0 million committed with an option to increase by up to US$170.0 million), available to be drawn until June 30, 2027 (subject to certain conditions), at a SOFR risk-free rate plus a margin of 3.50% per annum. Amounts drawn may be repaid through future oil deliveries or prepaid at any time without penalty.

During the third quarter of 2024, our wholly owned subsidiary GeoPark Argentina S.A., obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX, and received approval from the Argentine securities regulator (Comisión Nacional de Valores, or “CNV” by its Spanish acronym) for the creation of a program to issue up to US$500.0 million in debt securities over the next five years, providing strategic financial flexibility to support the future development of the Argentine assets in the Vaca Muerta shale formation.

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

On December 3, 2024, GeoPark Argentina S.A., executed a promissory note with AdCap Securities Argentina S.A. for an amount in local currency equivalent to US$10.0 million, minus interests and other issuance costs, which were deducted at the execution date. The interest rate was 3% per annum and final maturity was July 3, 2025.

On January 31, 2025, we issued US$550.0 million aggregate principal amount of 8.75% senior notes due 2030 (the “Notes due 2030”). The net proceeds from the Notes due 2030 were used to repurchase a portion of our Notes due 2027 for a nominal amount of US$405.3 million, to repay part of the abovementioned prepayment drawn from Vitol and, the remainder was used for general corporate purposes, including capital expenditures. From June to October 2025, we executed a deleveraging process by repurchasing through open market transactions and cancelling with the trustee a nominal amount of US$108.3 million of our Notes due 2030.

In August 2025, we executed an offtake and prepayment agreement with BP Products North America Inc. (“BP”). Under this arrangement, GeoPark agreed to sell and deliver, on an FOB Coveñas basis, crude oil production from the CPO-

5, Llanos 87 and Llanos 123 blocks for a 12-month term starting on August 1, 2025 with the option for unilateral early termination after nine months. As part of this transaction, BP made available a committed prepayment facility of up to US$50.0 million, which decreases over the life of the agreement through monthly step-downs until April 2026. Amounts drawn under the prepayment facility may be amortized through future crude oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. In January 2026, we drew US$15.0 million from the prepayment facility.

On December 24, 2025, we executed a loan agreement with Bancolombia Panamá, S.A. for US$3.0 million to finance sustainable capital requirements associated to the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

In addition, after the balance sheet date, we entered into additional short-term bank financings. For further information please see “Item 4. Information on the Company—B. Business Overview— Recent Developments— Funding.”

B.    Business Overview

We have grown our business through drilling, developing and producing oil and gas, winning new licenses and acquiring strategic assets and businesses. We continually evaluate the potential acquisition of strategic assets that will allow us to continue growing our business in line with our recent operating and financial successes. Since our inception, we have supported our growth through our prospect development efforts, drilling program, long-term strategic partnerships and alliances with key industry participants, accessing debt and equity capital markets, developing and retaining a technical team with vast experience and creating a successful track record of finding and producing oil and gas in Latin America. A key factor behind our success ratio is our experienced team of geologists, geophysicists and engineers, including professionals with specialized expertise in the geology of Colombia, Argentina and Brazil.

Our assets

We have a portfolio of assets that includes working and/or economic interests in 24 onshore hydrocarbon blocks, including 6 in production as of December 31, 2025, and provides the ability to quickly optimize capital allocation as market conditions change. Our assets give us access to over three million gross exploratory and productive acres.

According to the D&M Reserves Report, as of December 31, 2025, the blocks in Colombia and Argentina, in which we have working interests had 58.6 mmboe of net proved reserves, with 81.0%, 19.0% of such net proved reserves located in Colombia and Argentina, respectively. For further information about the reserves certification process, please see “—Oil and natural gas reserves and production.”

The following table sets forth our net proved reserves and other data as of and for the year ended December 31, 2025.

	For the year ended December 31, 2025
			Oil		Revenues
	Oil	Gas	equivalent		(in thousands	% of total
Country	(mmbbl)	(bcf)	(mmboe)	% Oil	of US$)	revenues
Colombia	47.5	—	47.5	100.0%	461,418	93.7%
Argentina	10.7	2.5	11.1	96.2%	5,783	1.2%
Brazil	—	—	—	—%	6,435	1.3%
Ecuador	—	—	—	—%	18,463	3.7%
Other	—	—	—	—%	419	0.1%
Total	58.2	2.5	58.6	99.3%	492,518	100.0%

We produced a net average of 28.2 mboepd during the year ended December 31, 2025, of which 93.2%, 1.1%, 1.8% and 3.8%, were in Colombia, Argentina, Brazil and Ecuador, respectively, and of which 98.0% was oil.

The following table sets forth our average net production during the last five years, as measured by boepd.

	For the year ended December 31,
	2025	2024	2023	2022	2021
Average net production (mboepd)	28.2	33.9	36.6	38.6	37.6
% oil	98%	99%	93%	91%	86%

The following table sets forth our production of oil and natural gas in the blocks in which we had a working and/or economic interest during the year ended December 31, 2025.

	Average daily production
	For the year ended December 31, 2025
	Colombia	Argentina (1)	Brazil	Ecuador	Total
Oil production
Total crude oil production (bopd)	26,297	287	8	1,078	27,670
Natural gas production
Total natural gas production (mcf/day)	154	146	3,080	—	3,380
Oil and natural gas production
Total oil and natural gas production (mboepd)	26,323	311	521	1,078	28,233
(1)	Production in Argentina began in October 2025 following the acquisition of the Loma Jarillosa Este and the Puesto Silva Oeste Blocks in the Neuquén Basin. Average daily production in December 2025 was approximately 1,584 bopd.

Acquisition in Argentina’s Vaca Muerta Formation

On September 25, 2025, we entered into an agreement to acquire a 100% operated working interest in the Loma Jarillosa Este and Puesto Silva Oeste Blocks located in the Neuquen Province, Argentina, targeting black oil in the Vaca Muerta formation. The transaction is consistent with our strategic intent to establish a position in Vaca Muerta, one of the world’s most prolific unconventional oil and gas plays.

Additionally, a new unconventional exploitation concession for the Puesto Silva Oeste Block was issued for a 35-year term, requiring us to transfer a 5% economic interest to the provincial state-owned company, GyP, resulting in a 95% economic interest in the Puesto Silva Oeste Block. GeoPark will carry GyP’s portion of the capital expenditures in the Puesto Silva Oeste Block on a fully recoverable basis from up to 100% of GyP’s share of production.

The agreement established a cash consideration of US$115.0 million, subject to an interim period adjustment related to the net cash flows from operations since January 1, 2025 (the effective date of the acquisition). On September 25, 2025, we granted a security deposit of US$22.7 million. Subsequently, the transaction closed on October 16, 2025, upon which we acquired control of the assets and paid the remaining US$92.3 million of consideration, plus the interim period adjustment of US$0.5 million.

The Loma Jarillosa Este concession covers 6,054 acres and expires in 2057, while the Puesto Silva Oeste concession covers 6,301 acres and expires in 2060. Production from these blocks was approximately 1,494 boepd between October 16, 2025 and December 31, 2025, composed of 92% oil and 8% gas. According to the D&M Reserves Report, as of December 31, 2025, the acquired assets contained estimated proved reserves of 11.1 mmboe.

This transaction marks our entry as operator in the Vaca Muerta formation, expanding our presence in Argentina and strengthening our position in one of Latin America’s most prolific hydrocarbon basins.

Portfolio Optimization

We review our asset portfolio on a regular basis to ensure alignment with our strategic objectives. Through this continuous assessment, certain assets may be identified as non-core due to their performance, strategic relevance, or prevailing market conditions. As a result of these evaluations, during 2025, we divested non-core assets in Colombia (the

Llanos 32 Block), Ecuador (the Perico and Espejo Blocks) and Brazil (the Manati gas field). These divestments allow us to concentrate our resources on our core assets, enhancing our operational focus and efficiency. These initiatives further strengthen our balance sheet, simplify our cost structure, and are fully aligned with our long-term plan to build a highly profitable, dependable, and sustainable oil and gas portfolio in Latin America.

Our strengths

We believe that we benefit from the following competitive strengths:

High quality and diversified asset base built through a successful track record of organic growth and acquisitions

Our assets include a diverse portfolio of oil and natural gas-producing reserves, operating infrastructure, operating licenses and valuable geological surveys in Latin America. Throughout our history, we have delivered continuous growth in our production, and our management team has been able to identify under-exploited assets and turn them into valuable, productive assets, and to allocate resources effectively based on prevailing conditions. Furthermore, our recent Acquisition in Argentina’s Vaca Muerta Formation gives us access to one of the world’s most promising unconventional plays, amplifying our diversified portfolio. For further information on our organic growth and acquisitions in each country, see “—A. History and Development of the Company—History” and “—Our operations.”

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

For example, our recent Acquisition in Argentina’s Vaca Muerta Formation includes proven production and reserves to provide us with a cash flow base and significant development upside. We believe that this acquisition firmly fits within our growth strategy by securing value accretive access to competitively advantaged assets, in big plays, and big proven basins to build and deliver a highly profitable, dependable, and sustainable oil and gas portfolio across Latin America.

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

Strong cash flow generation and funding

We benefit from a strong cash flow from operating activities. For the year ended December 31, 2025, cash flows from operating activities, excluding income tax payments of US$96.9 million and repayment of an advance payment drawn from Vitol of US$149.8 million, were US$261.4 million. Our cash flows from operating activities plays a significant role in funding our capital expenditures, inorganic acquisition, deleveraging process and shareholders return.

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

We believe that maintaining a disciplined capital structure and a conservative financial philosophy, including limiting debt incurrence to specified projects with defined repayment sources and using financial hedges, positions us to preserve liquidity and remain flexible in volatile commodity price environments. In 2025, we also implemented cost-efficiency initiatives, including workforce and structural cost reductions, further simplifying our cost base in line with our long-term plan. This financial flexibility enabled us to pursue new opportunities, including our transformative acquisition in the Vaca Muerta formation in Argentina. As of December 31, 2025, we had US$553.5 million of total outstanding financial indebtedness, 82% of which was scheduled to mature in January 2030, and maintained a net debt to Adjusted EBITDA ratio below 2x.

Pursue strategic acquisitions in Latin America

We have historically benefited from, and intend to continue to grow through, strategic acquisitions in Latin America. These acquisitions have provided us with additional attractive platforms in the region. Our expanded operating footprint in Colombia and Argentina, together with our strong partnerships and proven execution capabilities, positions us as a regional consolidator. We intend to continue to grow through strategic acquisitions in other countries in Latin America, which we may consider from time to time. Our acquisition strategy is aimed at maintaining a balanced portfolio of lower-risk cash flow-generating properties and assets that have upside potential, keeping a balanced mix of oil and gas-producing assets (though we expect to remain weighted towards oil) and focusing on both assets and corporate targets.

Our Colombian acquisitions, for example, highlight our ability to identify and execute on attractive growth opportunities, as we have grown to become one of the three largest private oil operator in Colombia. We acquired our interest in the Llanos 34 Block in the first quarter of 2012 for US$30.0 million and have achieved 1P reserve PV-10 of US$428.8 million as of December 31, 2025.

In January 2020, we acquired a group of companies which owned thirteen production, development and exploration blocks in Colombia (twelve operated blocks in the Putumayo Basin and the non-operated CPO-5 Block in the Llanos Basin) and a cross-border oil pipeline from Colombia to Ecuador named OBA. Through targeted investments and optimized field operations, the CPO-5 Block has grown from a gross production level of approximately 8,120 bopd in December 2019, to an average gross production of 21,615 bopd during the year ended December 31, 2025 (net production of 6,484 boepd at our working interest). The block’s Indico field ranks among Colombia’s top 8 producing oil fields.

In October 2025, we entered the Vaca Muerta shale formation in Argentina with operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin. The acquired blocks cover over 12,300 gross acres in the black oil window of Vaca Muerta, with estimated recoverable resources of more than 60 million gross barrels of oil, and produced 1,584 boepd in December 2025. This acquisition provides immediate production, reserves, and long-term growth opportunities.

Maintain a high degree of operatorship to control production costs

As of the date of this annual report, we are and intend to continue to be the operator of a majority of the blocks and concessions in which we have working interests, including our world-class Llanos 34 Block, which was acquired in 2012 with no reserves or production and currently includes two of Colombia’s top 12 producing oil fields, Jacana and Tigana. Operating the majority of our blocks and concessions gives us the flexibility to allocate our capital and resources opportunistically and efficiently within a diversified asset portfolio. We believe that this strategy has allowed, and will continue to allow us, to leverage our unique culture, focused on excellence, and our talented technical, operating and management teams.

Long-term strategic partnerships and strong strategic relationships provide us with additional funding flexibility to pursue further acquisitions

We benefit from a number of strong partnerships and relationships. In Colombia, we maintain long-standing partnerships with Ecopetrol, the Colombian state-owned oil and gas company, including through its subsidiary Hocol, which is our partner in several blocks in the Llanos Basin. In Argentina, we operate in partnership with GyP, the provincial energy company of Neuquén, reinforcing our institutional relationship with the province in which our Vaca Muerta assets are located. In addition, our long-standing partnership with Parex Resources in the Llanos 34 Block has been instrumental in the development and growth of this flagship asset. Our commercial relationships with customers have also enabled us to enter into offtake and prepayment agreements with Vitol, Trafigura and BP in recent years, which have served as important sources of financing.

Maintain our commitment to environmental, safety, human rights and social responsibility

An important component of our business strategy is our corporate approach and commitment to our safety, environmental and social responsibilities, which is embodied in decisions that are guided by our Sustainability Framework and internal  safety, environmental and social responsibility policies. We see this as a fundamental element in securing business initiatives for long-term growth. Our commitment to sustainable development has allowed us to generate positive impacts in the territories in which we operate, with important contributions to the protection of biodiversity and the environment, as well as to the wellbeing and reduction of multidimensional poverty in neighboring communities. We maintain a social license to operate, based on the construction and maintenance of mutually beneficial relationships with local communities, the return of value as allies for their social and economic development, the respect for their human rights and the care and preservation of the environment.

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

In 2025 we updated our sustainability framework, which articulates the following three key drivers into our operations and decision-making processes, ensuring long-term viability of the business and a shared positive impact:

1. Operational efficiency and decarbonization: our focus is on creating greater efficiencies in water, energy and waste management as well as reducing the carbon footprint of our operations.

2. Risk and opportunities management : we prioritize de adequate management of social, climate and nature related risks and we capture opportunities that generate value and make us more resilient in the long term.

3. Impact multiplier along the value chain: our sustainability initiatives go beyond our operations, engaging with our neighbors, supply chain and partners, to push forward energy transition and nature solutions.

Our Environmental Management System (“EMS”) has been certified under the ISO 14001:2015 standard since 2017. In 2023, the company successfully renewed this certification, which remains valid until August 2026. Covering the exploration and production activities in Colombia.

Since 2017, GeoPark has certified the greenhouse gas inventory of its operations in Scopes 1 and 2 in Colombia, through the NTC-ISO 14064-1 standard of the Colombian Institute of Technical Standards and Certification (“ICONTEC”). GeoPark was the second private company to get this certification in Colombia, allowing us to draw a roadmap to reduce our emissions of greenhouse gases and help the countries where we operate meet their commitments under the Paris Agreement. During 2025, we continued to incorporate clean energy sources in our operations, and implemented energy efficiency measures, while also managing our methane emissions in accordance with our decarbonization targets.

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

In 2024, GeoPark received multiple national recognitions for its leadership in environmental sustainability. The company won first place from the Colombian Oil and Gas Association (“ACP”) in the Climate Change and Decarbonization Management and Circularity Models Implementation categories and was a finalist in Partnerships for Sustainable Development. Additionally, GeoPark earned two awards for ranking among the top 10 contributors to Colombia’s biodiversity information system, recognizing its impact on biodiversity data use and its efforts to strengthen open data reporting capacities.

In 2025, GeoPark received Ecuador’s Green Initiative award from the Ministry of Environment and Energy for its Reforestation of native species in Llano Grande and Laguna Seca project, which restored ecosystems affected by forest fires in 2024 and strengthened local biodiversity and ecological resilience.

Our Sustainable Housing program has been recognized among the most important public, private, and international cooperation initiatives contributing to poverty reduction in Colombia. More than 2,000 families living near our areas of operation have benefited from this program, which we have implemented in partnership with the Minuto de Dios Corporation. We continue strengthening this initiative to expand its positive impact and promote sustainable community development

GeoPark was named as one of the top benchmark Companies in the 2025 Impact Business Leadership special report published by EAFIT University as part of the institution’s 65th anniversary. GeoPark placed sixth in the general ranking and tenth in economic value and corporate governance, consolidating its position among the leading companies in sustainability and responsible leadership in Colombia.

Additionally, in 2025, MSCI Ratings Assessment recognized us as an ESG ‘leader’ by upgrading our rating to “AA”. In 2025 we participated for the fourth time in the Dow Jones Sustainability Index (DJSI), and in the S&P Global Corporate

Sustainability Assessment (CSA) which led to S&P including GeoPark in its 2025 Sustainability yearbook and recognizing us as the “Industry Mover” for the Oil & Gas Upstream & Integrated sector.

Our approach on human rights seeks to conduct business in a way that is consistent with the UN Guiding Principles, the ten UN Global Compact Principles and the Voluntary Principles on Security and Human Rights. Our commitment to these standards is reflected in our SPEED program, as well as in all our policies and procedures. Human rights aspects are integrated into internal management processes, tools, communications, contracts, and trainings.

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

Transparency, ethics and anti-corruption

Transparency is a cornerstone of good governance and it is embodied in our corporate values. Transparency allows business to prosper in a predictable and competitive environment. We believe that doing business in an ethical and transparent manner is a prerequisite for sustainable business. We have zero-tolerance policy towards all forms of corruption. This policy is embedded across our Company through our corporate values, our Code of Ethics (Our Code), and our Ethics and Compliance Program. They prohibit all forms of corruption and bribery and reflect our values and our commitment to high ethical standards in business activities; they apply to all our employees, board members and third parties that act on behalf of the Group.

Our Ethics and Compliance Program is a structured system of policies, procedures, and controls designed to promote ethical behavior, transparency, and compliance across the organization. It seeks to prevent, detect, and address any action that could contravene laws, internal regulations, or ethical principles, while strengthening the Group’s integrity culture and protecting its reputation. The program includes periodic risk assessments, policy development, employee training, third-party due diligence, and communication initiatives that reinforce ethical awareness and responsible business conduct throughout all jurisdictions where GeoPark operates. It also includes an independently operated Ethics Line, a secure and confidential reporting channel available 24/7 enabling employees, contractors, and third parties to report potential misconduct in good faith and without fear of retaliation.

The program’s execution and implementation are led by the Compliance Department, under the direction of the Corporate Governance and Compliance Manager, who presents quarterly reports to the Audit Committee. The board’s Audit Committee oversees the effectiveness of the Ethics and Compliance Program, evaluates its controls and risk mitigation measures, and supervises the continuous improvement plans aimed at strengthening our ethical culture and ensuring transparent and compliant operations.

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

In addition, we strive to provide a safe and motivating workplace for employees in order to attract, protect, retain and train a quality team in the competitive marketplace for capable energy professionals. We also believe in the importance of local knowledge for operational success, which is why we continue to focus on securing local talent as we expand into new locations, through our Colombian, Argentine and Brazilian acquisitions.

Our management and operating team have an average experience in the energy industry of more than 25 years in companies such as Ecopetrol, Chevron, BP, Shell, Petrobras, Pluspetrol, Pan American Energy, Total and YPF, among others. Throughout our history, our management and operating team has had success in unlocking unexploited value from previously underdeveloped assets.

One of our founding shareholders and current Vice Chairman of the board, Mr. James F. Park, has been involved in E&P projects in Latin America since 1978. He has been closely involved in grass-roots exploration activities, drilling and production operations, surface and pipeline construction, legal and regulatory issues, crude oil marketing and transportation and capital raising for the industry. As of March 19, 2026, Mr. Park held 13.6% of our outstanding common shares.

In addition, as of March 19, 2026, our executive officers owned 0.6% of our outstanding common shares. Ownership of our shares by our executive directors and executive officers aligns their interests with those of our shareholders and helps retain the talent we need to continue to support our business strategy. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Innovation

We have fostered a company-wide innovation culture that integrates technology, data and process improvements into our daily operations. In 2025, we continued to execute our innovation agenda through three primary areas of focus: data, processes and culture, with a particular emphasis on the organizational adoption of innovation, technology and artificial intelligence. These efforts were directed at improving the reliability of information used across the Group, increasing operational efficiency and strengthening internal competencies related to digital tools and artificial intelligence.

•	Data. During 2025, we advanced multiple initiatives aimed at consolidating and standardizing operational and financial data. The “Exploration & Development Data Warehouse” and the “Financial Data Warehouse” reached stable operational status and were used to support internal reporting and analysis activities. We also continued to implement data governance and cybersecurity practices, including information-classification frameworks, access controls and monitoring tools.

Artificial intelligence (“AI”) played an increasing role within this workstream. We progressed the development of an AI-first strategy, including the initial phase of an AI video-analytics solution intended to assist with safety observations and the development of an AI governance framework to help ensure that initiatives remain within defined guardrails. Employees also used internally developed AI assistants for certain repetitive analytical and documentation tasks. Based on internal estimates, data and AI initiatives delivered cumulative time savings during the year equivalent to approximately 12.5 full-time equivalent positions.

•	Processes. We continued initiatives aimed at simplifying and digitizing selected workflows. Our process-automation program completed 26 automations during the year, with an additional 10 in execution at year-end. These automations covered activities within finance, human resources, compliance, operations and corporate reporting. We also advanced projects related to production-data monitoring, chemical-injection optimization, use of Supervisory Control And Data Acquisition data, compliance management and community-engagement systems. Several of these projects incorporated both automation and AI components.
•	Culture. We expanded internal programs focused on digital capabilities, data governance and the responsible use of artificial intelligence. More than 300 employees actively used corporate AI tools during 2025 and more than 450 employees were trained in the safe use of AI in the work environment. In parallel, we advanced the next stages of our AI governance framework, seeking to build on the initial results achieved to date.

These activities contributed to the continued development of technology-enabled capabilities within the Group and supported our broader efforts to improve the quality of information, streamline selected processes and build internal proficiency in digital and AI-related tools.

Recent Developments

Proposed acquisition of Frontera Energy’s Colombian E&P assets (not consummated)

On January 29, 2026, we entered into an agreement with Frontera Energy Corporation (“Frontera”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”), which consisted exclusively of oil and gas exploration and production assets in Colombia. On February 2, 2026, we paid an initial deposit of US$75.0 million, with the remaining balance payable at closing, subject to regulatory approvals and customary closing conditions.

On March 5, 2026, Frontera announced that its board of directors had determined that a binding offer from Parex Resources Inc. to acquire the Frontera E&P Assets constituted a “Superior Proposal” under the arrangement agreement with GeoPark, and that the five-business-day matching period had commenced.

Following such notification and after evaluating our match right, on March 9, 2026, we announced our decision not to raise our offer for Frontera’s Colombian E&P assets. As a result, we became entitled to receive the return of the deposit previously placed in escrow, plus any accrued interest, and a US$25.0 million break-up fee, in each case pursuant to the terms of the arrangement agreement.

Offtake and prepayment agreements with Vitol

In January 2026, we renewed our offtake and prepayment agreement with Vitol, extending its term through December 31, 2028. The new terms take effect in January 2026, with deliveries beginning in January 2026 for Llanos 34 and in May 2026 for CPO-5 and Llanos 123, and remaining in force through December 31, 2028. As part of this transaction, we obtained access to committed funding from Vitol with an initial limit of up to US$500.0 million (US$330.0 million committed with an option to increase by up to US$170.0 million) at a SOFR risk-free rate plus a margin of 3.50% per annum. The committed funds are available for drawn until June 30, 2027, subject to certain conditions. Amounts drawn under this prepayment facility may be repaid through future oil deliveries or prepaid at any time without penalty.

Funding

We obtained two short-term loans from Bancolombia Panamá, S.A. totaling US$25.0 million (US$17.0 million and US$8.0 million). The loans were disbursed in January 23, 2026. In February 2026, the terms of these loans were amended, and the loans were restructured to bear interest at a fixed annual rate of 5.06320% and to mature on February 3, 2027.

In addition, in February 2026, we obtained one short-term loan from Citibank Colombia S.A. in an aggregate principal amount of Colombian Pesos 145,280 million (equivalent to US$40.0 million). The loan was disbursed on February 6, 2026, bears interest at a floating rate of IBR (the Colombian interbank reference rate) plus 1.53% per annum, and matures on February 3, 2027. In connection with this borrowing, we entered into a cross-currency swap arrangement with Citibank N.A., New York to hedge the foreign exchange exposure associated with the loan and to secure the Colombian peso cash flows required to service principal and interest payments.

Finally, in February 2026, we entered into an unsecured committed credit facility with Banco de Galicia y Buenos Aires S.A. for up to US$49.0 million to finance working capital and capital expenditures in Argentina. The facility has a six-month availability period from signing, and borrowings thereunder may have terms of 24 months from the date of disbursement. The interest rate is 8.75% per annum on amounts drawn. As of the date of this annual report, no amounts have been drawn under this facility.

Strategic Equity Investment by Grupo Gilinski

Share Purchase Agreement

On March 5, 2026, GeoPark Limited entered into a Share Purchase Agreement (the “SPA”) with Colden, an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the SPA, Colden invested approximately US$107.0 million to acquire 12,876,053 newly issued common shares of the Company at a price of US$8.31 per share. Immediately following the closing of the investment, Colden held approximately 20% of the Company’s outstanding common shares and was the Company’s largest shareholder.

The SPA contains certain representations and warranties by the Company and Colden, which the Company believes are customary for transactions of this type, as well as certain indemnification obligations relating to breaches of such representations and warranties and covenants by the Company.

Board Nomination, Voting Obligations and Governance Rights

Pursuant to the SPA, Colden has the right to nominate (i) three directors if Colden beneficially owns at least 28% of the Company’s outstanding common shares, (ii) two directors if Colden beneficially owns at least 15% but less than 28% of the Company’s outstanding common shares, and (iii) one director if Colden beneficially owns at least 7.5% but less than 15% of the Company’s outstanding common shares. Colden is entitled to nominate two directors based on its share ownership immediately following the closing of the investment. Subject to compliance with applicable law, NYSE requirements and certain corporate governance policies of the Company, the Company will include the Colden nominees in the slate of nominees recommended by the board at shareholder meetings at which directors are to be elected. One of Colden’s nominees, Gabriel Gilinski, was appointed to fill a then-existing vacancy on the board with an initial term expiring at the Company’s 2026 Annual Meeting. Colden’s board nomination rights include certain customary rights with respect to representation on committees of the board (other than the Audit Committee) and the removal and replacement of Colden’s nominee directors. If at any time Colden is entitled to nominate three directors, at least one such nominee must qualify as an independent director pursuant to applicable law, NYSE regulations and the Company’s independence criteria.

From the closing of the investment until the earlier of the Company’s second annual general meeting thereafter and the date when Colden no longer has the right to nominate any directors, Colden is obligated to vote its shares in accordance with the board’s recommendation with respect to the election or removal of directors.

For so long as Colden owns at least 15% of the Company’s outstanding common shares, the Company may not take certain specified actions without approval by Colden or at least one of the directors nominated by Colden , including

(subject to certain exceptions): (i) issuing equity or equity-linked securities in excess of 5% of the Company’s fully diluted share capital; (ii) amending the Company’s governing documents in a manner adverse to Colden; (iii) entering into, modifying or terminating certain related-party transactions; (iv) changing the board size; (v) declaring or paying dividends; and (vi) repurchasing or otherwise acquiring the Company’s outstanding share capital.

Lock-Up, Ownership Limitations and Registration Rights

Under the SPA, from the closing of the investment until 18 months thereafter, Colden and its affiliates may not transfer any common shares of the Company without the Company’s prior written consent, subject to limited exceptions. Until the first anniversary of the closing of the investment, Colden is not permitted to acquire more than 32% of the Company’s outstanding common shares without the prior consent of the board. The SPA includes customary registration rights for Colden with respect to the common shares acquired in the investment.

Rights Agreement Amendment

In connection with the investment, the Company amended the Rights Agreement, by and between the Company and Computershare Trust Company, N.A., dated June 3, 2025 (the “Rights Agreement”), to provide that Colden will not be deemed an “Acquiring Person” under the Rights Agreement in the event of Colden’s acquisition of beneficial ownership of common shares so long as, after giving effect to such acquisition, Colden and its affiliates beneficially own no more than 32% of the outstanding common shares. Under the SPA, the Company agreed to terminate the Rights Agreement on or prior to the 2026 Annual Meeting and not to adopt a shareholder rights plan or take similar measures in the future with the purpose of preventing Colden from (i) acquiring up to 32% of the Company’s outstanding common shares or (ii) making a tender offer for all of the Company’s outstanding share capital.

Further acquisitions by Grupo Gilinski

On March 9, 2026, Spaldy Investments Limited, a business company that operates under the laws of the British Virgin Islands, deemed to be beneficially owned by Jaime Gilinski, acquired 200,000 of the Company’s common shares in the open market, at a weighted average price of US$8.83 per share, for an aggregate purchase price of US$1.8 million.

Between March 11, 2026 and March 19, 2026, Colden acquired a total of 3,587,190 common shares of the Company in the open market, at prices ranging from US$8.58 to US$10.20 per share, for an aggregate purchase price of US$32.9 million.

Recent Oil Price Volatility

In March 2026, oil prices experienced increased volatility, including a sharp rise in Brent crude oil prices, driven primarily by heightened geopolitical tensions in the Middle East and concerns regarding potential disruptions to global oil supply and transportation routes.

While higher oil prices may positively impact revenues, the overall financial effect on the Group may be partially offset, or in certain scenarios adversely affected, by the combined impact of existing hedging arrangements and higher government take in certain jurisdictions. In particular, higher price environments may result in increased royalties, price-linked contractual and fiscal mechanisms and tax surcharges, while realized prices may be capped by hedge ceilings.

Market conditions remain uncertain, and there can be no assurance as to the duration or sustainability of current price levels.

Our operations

Operations in Colombia

Our Colombian assets currently give us access to 3,257,000 gross exploratory and productive acres across 18 blocks in what we believe to be one of South America’s most attractive oil and gas geographies. Since we entered Colombia in 2012, we have achieved successful exploration and development activities at our operated Llanos 34 Block, which as of December 31, 2025, accounts for 61.0% of our production and 62.2% of our proved reserves.

Our interests in Colombia include working interests and economic interests. “Working interests” are direct participation interests granted to us pursuant to an E&P contract with the ANH, whereas “economic interests” are indirect participation interests in the net revenues from a given block based on bilateral agreements with the concessionaires.

The map below illustrates the location of the blocks in Colombia where we hold working and/or economic interests.

The table below summarizes information about the blocks in Colombia in which we have working interests as of and for the year ended December 31, 2025.

	Gross acres
	(thousand	Working			Production		Concession
Block	acres)	interest(1)	Partners(2)	Operator	(boepd)	Basin	expiration year
Coatí	15.6	100%	—	GeoPark	—	Putumayo	Evaluation: Currently suspended
CPO-4-1	148.3	50%	Parex	Parex	—	Llanos	Exploration: 2028
CPO-5	490.8	30%	ONGC Videsh	ONGC Videsh	6,484	Llanos	Exploration: 2025
							Exploitation: 2042-2045(3)
Llanos 34	59.1	45%	Verano Energy	GeoPark	17,211	Llanos	Exploitation: 2039-2045(3)
Llanos 86	255.5	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 87	107.6	50%	Hocol	GeoPark	128	Llanos	Exploration: 2023
Llanos 104	274.8	50%	Hocol	GeoPark	—	Llanos	Exploration: 2026
Llanos 123	88.3	50%	Hocol	GeoPark	2,115	Llanos	Exploration: 2024
Llanos 124	27.6	50%	Hocol	GeoPark	—	Llanos	Exploration: 2024
Mecaya	74.1	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Platanillo	27.5	100%	—	GeoPark	175	Putumayo	Exploitation: 2033(3)
PUT-8	102.8	50%	Sierracol Energy	GeoPark	5	Putumayo	Exploration: 2024
PUT-9	121.5	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
PUT-14	114.6	100%	—	GeoPark	—	Putumayo	In process of termination
PUT-36	148.0	50%	Sierracol Energy	GeoPark	—	Putumayo	Exploration: Currently suspended
Tacacho	589.0	50%	Sierracol Energy	GeoPark	—	Putumayo	Termination requested
Terecay	586.6	50%	Sierracol Energy	GeoPark	—	Putumayo	Termination requested
(1)	Corresponds to the working interests held by our respective local subsidiaries in such block, net of any working interests held by other parties in each block.
(2)	Partners with working interests.
(3)	The concession expiration year is set on a field-by-field basis.

As of December 31, 2025, we had net proved reserves of 45.4 mmboe in various blocks in the Llanos Basin, with the Llanos 34 Block representing 80.4% of those reserves, and 2.1 mmboe in the Platanillo Block in the Putumayo Basin.

We previously held an indirect economic interest in the Abanico Block in Colombia through an association contract. The term of the Abanico Association Contract expired in October 2024, and the termination process with the operator is currently ongoing. This interest did not have a material impact on our operations or results during the year ended December 31, 2025.

For further information of each E&P Contract in Colombia, please see “—Significant Agreements.”

Operations in Argentina

In October 2025, we entered the Vaca Muerta shale formation in Argentina with a 100% operated working interest in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Neuquén Basin. In the case of Puesto Silva Oeste Block, GeoPark holds an 95% of the economic interest on the Block while the remaining 5% is held by GyP. The acquired blocks cover over 12,300 gross acres in the black oil window of Vaca Muerta, with estimated recoverable resources of more than 60 million gross barrels of oil, and produced 1,584 boepd in December 2025. This acquisition provides immediate production, reserves, and long-term growth opportunities. For further information please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina’s Vaca Muerta Formation.”

In May 2024, we had entered into a farm-out agreement for the acquisition of non-operated working interests in four unconventional blocks in the Vaca Muerta formation. However, in May 2025, the seller exercised its contractual right to withdraw from the transaction, and as a result the acquisition was not completed. All advance payments previously made by us were fully reimbursed.

The map below illustrates the location of the blocks in Argentina where we hold working interests.

The table below summarizes information about the blocks in Argentina in which we had working interests as of and for the year ended December 31, 2025.

	Gross
	acres
	(thousand	Working			Production		Expiration
Block	acres)	interest (1)	Partners(2)	Operator	(boepd)	Basin	concession year
Loma Jarillosa Este	6.1	100%	—	GeoPark	304	Neuquén	Exploitation: 2057
Puesto Silva Oeste	6.3	95%	GyP	GeoPark	7	Neuquén	Exploitation: 2060
(1)	Corresponds to the working interests held by our respective local subsidiary in such block, net of any working or economic interests held by other parties in each block. In the case of Puesto Silva Oeste Block, GeoPark was assigned with the 100% working interest in the hydrocarbons exploitation concession, and subsequently transferred a 5% economic interest to the provincial state-owned company, GyP, resulting in a 95% economic interest retained by GeoPark. For further information please see “Item 4. Information on the Company—B. Business Overview—Significant Agreements—Argentina—Overview of Unconventional Concessions—Puesto Silva Oeste Unconventional Concession.”
(2)	Partners with working interests.

For further information, please see “—Significant Agreements.”

Operations in Brazil

In March 2025, we entered into an agreement to divest our 10% non-operated working interest in the Manati gas field, with the transfer of the working interest in December 2025. During 2025, the Manati gas field produced 521 boepd. In addition, in June 2025, we relinquished the POT-T-785 Block upon completion of all contractual exploration commitments. The ANP has granted approval for the relinquishment; however, approval regarding local content commitments is still pending. After this divestment and relinquishment, our Brazilian assets give us access to 30,700 of gross exploratory acres across 4 exploratory blocks.

The following table sets forth information as of December 31, 2025, on our concessions in Brazil in which we have a current or future working interest:

	Gross acres
	(thousand	Working			Concession
Concession	acres)	interest(1)	Operator	Basin	expiration year
REC-T 58	7.8	100%	GeoPark	Recôncavo	Exploration: 2026
					Exploitation: 2052
REC-T 67	7.7	100%	GeoPark	Recôncavo	Exploration: 2026
					Exploitation: 2052
REC-T 77	7.7	100%	GeoPark	Recôncavo	Exploration: 2026
					Exploitation: 2052
POT-T 834	7.5	100%	GeoPark	Potiguar	Exploration: 2026
					Exploitation: 2052
(1)	Corresponds to the working interests held by our respective local subsidiary in such block, net of any working interests held by other parties in each block.

For further information, please see “—Significant Agreements.”

Operations in Ecuador

In July 2025, we entered into an agreement to sell our 50% working interests in the Perico and Espejo Blocks. The divestment transaction closed in December 2025. During 2025, the Perico and Espejo Blocks produced 1,078 boepd.

Oil and natural gas reserves and production

Our reserves

The following table sets forth our oil and natural gas net proved reserves as of December 31, 2025, which is based on the D&M Reserves Report.

	Net proved reserves
	As of December 31, 2025
			Total net
			proved
	Oil	Natural gas	reserves
	(mmbbl)	(bcf)	(mmboe)(1)	% Oil
Net proved developed
Colombia	43.4	—	43.4	100.0%
Argentina	1.8	0.4	1.9	96.2%
Total net proved developed	45.2	0.4	45.3	99.8%

Net proved undeveloped
Colombia	4.1	—	4.1	100.0%
Argentina	8.9	2.1	9.2	96.2%
Total net proved undeveloped (2)	13.0	2.1	13.3	97.4%

Total net proved	58.2	2.5	58.6	99.3%
(1)	We calculate one barrel of oil equivalent as six mcf of natural gas.
(2)	100% of our reported 2025 year-end proved undeveloped reserves are planned to put into production through activities to be implemented within five years of initial disclosure.

We had net proved reserves of 58.6 mmboe at December 31, 2025, compared to net proved reserves of 58.4 mmboe as of December 31, 2024.

The 0.3% increase in net proved reserves in 2025 is mainly attributable to:

●	Purchase of minerals in Argentina of 11.2 mmboe;
●	Higher-than-expected performance from existing wells in Colombia, resulting in an increase of 3.7 mmbbl;

This was partially offset by:

●	Production of 10.3 mmboe;
●	Disposal of minerals in Colombia, Brazil and Ecuador of 1.8 mmboe, 0.8 mmboe and 0.5 mmbbl, respectively; and
●	Lower average prices in Colombia, resulting in a 1.3 mmboe decrease.

During the year ended December 31, 2025, we had 1.3 mmboe of our proved undeveloped reserves from December 31, 2024, converted to proved developed reserves due to development drilling in the Llanos 123 and Llanos 34 Blocks in Colombia. For further information relating to the reconciliation of our net proved reserves for the years ended December 31, 2025, 2024 and 2023, please see Table 5 included in Note 37 (unaudited) to our Consolidated Financial Statements.

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

Recognizing that reserves estimates are based on interpretations and judgments, differences between the proved reserves estimates prepared by us and those prepared by an Independent Qualified Reserves Engineer of 10% or less, in aggregate, are considered to be within the range of reasonable differences. Differences greater than 10% must be resolved in the technical meetings. Once differences are resolved, the independent Qualified Reserves Engineer sends a preliminary copy of the reserves report to be reviewed by the Corporate Reserves team, the Executive Committee (integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer) and the Technical Committee (composed by four technical experts of our board of directors). A final copy of the Reserves Report is sent by the Independent Qualified Reserve Engineer to be reviewed and analyzed by the Technical Committee which recommends to the board of directors to approve its disclosure and publication. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of our board of directors.”

Independent reserves engineers and geoscience professionals

Reserves estimates as of December 31, 2025, for Colombia and Argentina included elsewhere in this annual report are based on the D&M Reserves Report, dated March 3, 2026, and effective as of December 31, 2025. The D&M Reserves Report, a copy of which has been filed as an exhibit to this annual report, was prepared in accordance with SEC rules, regulations, definitions and guidelines, including Rule 4-10(a)(1)-(32) of Regulation S-X, at our request in order to estimate reserves and for the areas and period indicated therein.

DeGolyer and MacNaughton Corp. (“DeGolyer and MacNaughton” or “D&M), a Delaware corporation with offices in Dallas, Houston, Buenos Aires, Madrid, Algiers, Baku, Astana and New Delhi, has been providing consulting services to the oil and gas industry since 1936. The firm has more than 180 professionals, including engineers, geologists, geophysicists, petrophysicists and economists, engaged in the appraisal of oil and gas properties, the evaluation of hydrocarbon and other mineral prospects, basin evaluations, comprehensive field studies and equity studies related to the domestic and international energy industry. DeGolyer and MacNaughton restricts its activities exclusively to consultation and does not accept contingency fees, nor does it own operating interests in any oil, gas or mineral properties, or securities or notes of its clients. The firm subscribes to a code of professional conduct, and its employees actively support their related technical and professional societies. The firm is a Texas Registered Engineering Firm.

The D&M Reserves Report covered 100% of our total reserves. In connection with the preparation of the D&M Reserves Report, DeGolyer and MacNaughton prepared its own estimates of our proved reserves. In the process of the reserves evaluation, DeGolyer and MacNaughton relied on information furnished by us with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, and agreements relating to current and future operations of the fields and sales of production, without independent verification of the accuracy and completeness of such information and data, except that if, in the course of its examination, any information appeared to be inconsistent or insufficient, it did not rely on such information until it had satisfactorily resolved its questions or independently verified such information.

DeGolyer and MacNaughton independently prepared reserves estimates in accordance with SEC guidelines, including the criteria of “reasonable certainty,” as it pertains to expectations about the recoverability of reserves in future years under existing economic and operating conditions, consistent with Rule 4-10(a) of Regulation S-X. The reserves estimates were prepared using appropriate geologic and petroleum engineering principles and techniques consistent with generally accepted industry practices, including those set forth in the standards of the Society of Petroleum Engineers. The method or combination of methods used in the analysis of each reservoir was selected based on the maturity of the reservoir, quality and completeness of available data, and production performance, and reflects the independent judgment of DeGolyer and MacNaughton.

D&M’s primary economic assumptions included oil and gas sales prices determined in accordance with SEC guidelines, as well as future expenditures and other economic inputs (including working interests, royalties and taxes) provided by us. The reserves estimates were limited to the economic life of the properties or the applicable concession terms, whichever occurs first. DeGolyer and MacNaughton issued the D&M Reserves Report based upon its evaluation and used all methods and procedures that it considered necessary under the circumstances.

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

There are various generally accepted methodologies for estimating reserves including volumetrics, decline curve analysis, material balance, simulation models and analogies. In practice, reserves estimates are typically based on a combination of these methods, selected as appropriate depending on the geological characteristics of the reservoir, its stage of development, production history and the quality and completeness of available data. For unconventional reservoirs, performance-based methodologies may be applied, including production diagnostics, decline-curve analysis and, where appropriate, model-based analysis. Estimates may be prepared using either deterministic (single estimate) or probabilistic (range of possible outcomes and probability of occurrence) methods. It may be appropriate to employ several methods in reaching an estimate for a given property.

Estimates are prepared using all available information, including open- and cased-hole logs, core analyses, geologic and structure maps, seismic interpretation, production and injection data, and pressure test analysis. Supporting data, such as working interests, royalties, operating costs and development plans, are incorporated into the evaluation and updated when such information materially changes.

Proved undeveloped reserves

As of December 31, 2025, we had 13.3 mmboe in proved undeveloped reserves, a increase of 6.5 mmboe, or 96%, compared to our December 31, 2024, proved undeveloped reserves of 6.8 mmboe. Changes for the year ended December 31, 2025, include:

(i)	Purchase of minerals in Argentina of 9.2 mmbbl;
(ii)	an increase of 1.0 mmbbl due to a higher-than-expected performance in Colombia;

This was partially offset by:

(iii)	a decrease of 1.3 mmbbl in Colombia due to the conversion of proved undeveloped reserves to proved developed reserves in the Llanos 123 and Llanos 34 Blocks;
(iv)	a decrease of 1.6 mmbbl due to lower oil average prices in Colombia; and
(v)	a decrease of 0.8 mmboe due to the disposal of minerals in Colombia (0.4 mmbbl) and Ecuador (0.4 mmbbl).

Of our 13.3 mmboe of net proved undeveloped reserves, 4.1 mmboe (30.6%) and 9.2 mmboe (69.4%) were located in Colombia and Argentina, respectively.

During 2025, we incurred approximately US$5.5 million in capital expenditures in Colombia to convert such proved undeveloped reserves to proved developed reserves.

Production, revenues and price history

The following table sets forth certain information on our production of oil and natural gas in the countries in which we operate, for each of the years ended December 31, 2025, 2024 and 2023.

	Average daily production(1)
	As of December 31,
	2025				2024				2023
	Colombia	Argentina	Brazil	Ecuador	Colombia	Brazil	Ecuador	Chile (2)	Colombia	Brazil	Ecuador	Chile
Oil production
Average crude oil production (bopd)	26,297	287	8	1,078	31,867	3	1,668	5	32,795	16	926	221
Average sales price of crude oil (US$/bbl)	59.0	55.1	75.6	62.3	65.8	96.1	69.8	—	66.8	82.1	69.9	68.0
Natural Gas production
Average natural gas production (mcfpd)	154	146	3,080	—	685	1,313	—	363	573	6,065	—	8,993
Average sales price of natural gas (US$/mcf)	—	0.8	4.2	—	7.2	5.9	—	3.2	3.9	6.5	—	3.4
Oil and gas production cost
Average operating cost (US$/boe)	15.0	31.5	18.0	26.2	14.1	48.2	21.8	20.6	11.5	10.9	37.5	13.0
Average royalties and economic rights in cash (US$/boe)	1.1	6.5	1.5	—	1.1	2.8	—	0.6	7.9	3.1	—	0.9
Average production cost (US$/boe)(3)	16.0	38.0	19.4	26.2	15.2	50.9	21.8	21.2	19.4	14.0	37.5	13.9
(1)	We present production figures net of interests due to others, but before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes.
(2)	Divested in January 2024.
(3)	Calculated pursuant to FASB ASC 932.

The following table sets forth certain information on our production of oil and natural gas by final product sold in Colombia, Argentina, Brazil, Ecuador and Chile for each of the years ended December 31, 2025, 2024 and 2023.

	2025		2024		2023
	Oil	Gas	Oil	Gas	Oil	Gas
	Mbbl	MMcf	Mbbl	MMcf	Mbbl	MMcf
Tigana oil field (1)	2,652	—	3,865	—	3,904	—
Jacana oil field (1)	3,096	—	3,534	—	4,411	—
Rest of Colombia	3,850	56	4,264	251	3,655	209
Loma Jarillosa Este (1)	102	53	—	—	—	—
Rest of Argentina	3	—	—	—	—	—
Brazil	3	1,124	1	481	6	2,214
Ecuador	394	—	610	—	338	—
Chile	—	—	2	133	81	3,283
Total	10,100	1,234	12,277	864	12,395	5,705
(1)	The Tigana (discovered in 2013) and Jacana (discovered in 2015) oil fields in Colombia and the Loma Jarillosa Este oil and gas field (acquired in 2025) in Argentina are separately included in the table above as those fields individually contain more than 15% of our total proved reserves as of each of the years indicated above.

Drilling activities

The following table sets forth the exploratory wells we drilled during the years ended December 31, 2025, 2024 and 2023.

	Exploratory wells(1)
	2025	2024		2023
	Colombia	Colombia	Ecuador	Colombia	Ecuador
Productive(2)
Gross	9.0	9.0	5.0	7.0	3.0
Net	4.5	4.1	2.5	3.3	1.5
Dry(3)
Gross	1.0	2.0	—	6.0	—
Net	0.5	0.6	—	2.8	—
Total
Gross	10.0	11.0	5.0	13.0	3.0
Net	5.0	4.7	2.5	6.0	1.5
(1)	Includes appraisal wells. In Colombia, appraisal wells drilled were 5 (2.5 net) in 2025, 8 (3.6 net) in 2024 and none in 2023. In Ecuador, appraisal wells drilled were 3 (1.5 net) in 2024 and 2 (1.0 net) in 2023.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

The following table sets forth the development wells we drilled during the years ended December 31, 2025, 2024 and 2023.

	Development wells
	2025	2024		2023
	Colombia	Colombia	Ecuador	Colombia	Ecuador
Productive(1)
Gross	6.0	21.0	—	25.0	—
Net	2.7	8.7	—	11.8	—
Dry(2)
Gross	—	1.0	—	7.0	—
Net	—	0.3	—	3.7	—
Total
Gross	6.0	22.0	—	32.0	—
Net	2.7	9.0	—	15.5	—
(1)	A productive well is an exploratory, development, or extension well that is not a dry well.
(2)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Developed and undeveloped acreage

The following table sets forth certain information regarding our total gross and net developed and undeveloped acreage in Colombia, Argentina and Brazil as of December 31, 2025.

	Acreage(1)
	Colombia	Argentina	Brazil

	(in thousands of acres)
Total developed acreage
Gross	24.1	1.2	—
Net	12.6	1.2	—
Total undeveloped acreage
Gross	3,207.6	11.2	30.7
Net	1,581.0	10.8	30.7
Total developed and undeveloped acreage
Gross	3,231.7	12.4	30.7
Net	1,593.6	12.0	30.7
(1)	Developed acreage is defined as acreage assignable to productive wells. Undeveloped acreage is defined as acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas regardless of whether such acreage contains proved reserves. Net acreage is based on our working interest.

Productive wells

The following table sets forth our total gross and net productive wells as of February 28, 2026. Productive wells consist of producing wells and wells capable of producing, including oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which we have an interest, and net wells are the sum of our fractional working interests owned in gross wells.

	Productive wells(1)
	Colombia	Argentina
Oil wells
Gross	229.0	9.0
Net	113.4	8.9
(1)	Includes wells drilled by other operators, prior to our commencing operations, and wells drilled in blocks in which we are not the operator. A productive well is an exploratory, development, or extension well that is not a dry well.

Present activities

From January 1, 2026, to February 28, 2026, we produced a net average of approximately 26,911 mboepd from our operations in Colombia and Argentina.

The main highlights of the activity during January and February 2026 are detailed as follows:

●	drilling the Jacana 57 and the Jacana 67 development wells in the Llanos 34 Block in Colombia;
●	drilling and completing the Bisbita Norte 1 development well and completing the Bisbita Sur 1 appraisal well in the Llanos 123 Block in Colombia; and
●	performing 5 workovers: 3 in the Loma Jarillosa Este Block in Argentina and 2 in the Llanos 34 Block in Colombia.

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

In 2025, we continued executing commercial agreements for the sale of our Colombian production under competitive market terms. The most relevant arrangements include the following:

●	Vitol: In May 2024, we executed an offtake and prepayment agreement with Vitol C.I. Colombia S.A.S. (“Vitol”), one of the world’s leading energy and commodity trading companies. The agreement provides for GeoPark to sell and deliver crude oil from the Llanos 34 Block to Vitol over a minimum term of 20 months, with optional extensions of up to 36 months, starting on July 1, 2024. As part of this transaction, we obtained access to a committed prepayment facility from Vitol with an initial limit of up to US$300.0 million, decreasing by US$10.0 million per month. The facility allowed the Group to draw funds secured by future oil deliveries, repayable either through physical deliveries or in cash, without penalties for early repayment, at an interest rate based on the SOFR risk-free rate plus a margin of 3.75 % per annum. In November 2024, we drew US$152.0 million under the facility. During 2025, US$142.2 million was repaid in cash and US$7.6 million in kind through oil deliveries. As of December 31, 2025, US$2.2 million remained outstanding.

In January 2026, we renewed our offtake and prepayment agreement with Vitol, extending its term through December 31, 2028. The new terms take effect in January 2026, with deliveries beginning in January 2026 for Llanos 34 and in May 2026 for CPO-5 and Llanos 123, and remaining in force through December 31, 2028. As part of this transaction, we obtained access to committed funding from Vitol with an initial limit of up to US$500.0 million (US$330.0 million committed with an option to increase by up to US$170.0 million) at a SOFR risk-free rate plus a margin of 3.50% per annum. The committed funds are available to be drawn until June 30, 2027, subject to certain conditions. Amounts drawn under this prepayment facility may be repaid through future oil deliveries or prepaid at any time without penalty.

●	BP Products North America Inc. (“BP”): In August 2025, we executed an offtake and prepayment agreement with BP. Under this arrangement, we agreed to sell and deliver, on an FOB Coveñas basis, crude oil production from the CPO-5, Llanos 87 and Llanos 123 blocks for a 12-month term starting on August 1, 2025 with the option for unilateral early termination after nine months. As part of this transaction, BP made available a committed prepayment facility of up to US$50.0 million initially, which decreases over the life of the agreement through monthly step-downs until April 2026. Amounts drawn under the prepayment facility may be amortized through future crude oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. In January 2026, we drew US$15.0 million from the prepayment facility.

In connection with this new commercial arrangement, GeoPark secured the necessary transportation capacity in the Oleoductos de Colombia (“ODC”) system, ensuring the full evacuation of contracted volumes from the producing fields to the Coveñas marine terminal. These transportation agreements guarantee operational continuity and delivery reliability under the FOB Coveñas terms.

●	Trafigura: The offtake and prepayment agreement executed in August 2024 with C.I. Trafigura Petroleum Colombia S.A.S. (“Trafigura”) for the sale of light crude oil from the CPO-5 Block was successfully completed in July 2025, upon expiration of its 12-month term. All contractual obligations were fulfilled as agreed, and the volumes previously marketed under this agreement are now included in the new offtake structure described below.

Regarding the transportation infrastructure, we can highlight the following:

●	Llanos Basin: We have developed a flexible and reliable crude oil transportation system that has significantly reduced trucking requirements, improved cost efficiency and enhanced operational reliability. Our core infrastructure is anchored by the Oleoducto del Casanare (“ODCA”), a regulated pipeline that connects the Llanos 34 Block and adjacent fields to the Oleoducto de Los Llanos Orientales (“ODL”) system. ODCA enables the evacuation of production from the Jacana and Tigana fields, as well as third-party volumes, under regulated tariffs. Over time, we have expanded and optimized this system through additional field connections, unloading facilities, third-party transportation agreements and operational enhancements, including dilution capabilities, allowing us to increase throughput and optimize transportation costs while improving overall system flexibility.

●	Putumayo Basin: Production from the Platanillo Block is transported through a combination of trucking and flowlines to the OBA, which is operated by us and our affiliates. OBA connects to the Ecuadorian pipeline system through RODA, providing access to the SOTE pipeline and enabling exports through the port of Esmeraldas in Ecuador. We hold transportation, storage and loading contracts with RODA and SOTE, allowing us to market our crude on an FOB basis at Esmeraldas. In early 2026, certain regulatory measures adopted in Ecuador affected the economics of crude oil imports into the country, impacting deliveries to Esmeraldas. As a result, we temporarily redirected certain volumes to alternative delivery points within Colombia, which involve higher transportation costs but provide improved netbacks compared to the applicable Ecuadorian charges. We will continue monitoring the binational agreements that could be reached between Ecuador and Colombia to resolve the transitory logistic scheme.

Argentina

Crude oil from our operated assets in Argentina is sold under pricing formulas referenced to Brent and adjusted by the Medanito differential, the Neuquén Basin benchmark. Realized prices also reflect quality and logistics adjustments, including API gravity, treatment costs and transportation to regional hubs. As these fields are not yet connected to the pipeline network, crude oil is currently evacuated by truck, which we seek to optimize while advancing long-term midstream solutions. Our commercial strategy focuses on maximizing netbacks through improved evacuation efficiency, securing future pipeline capacity and developing direct relationships with local refiners and traders.

Following the acquisition, we entered into a transitional marketing arrangement with Pluspetrol S.A. (“Pluspetrol”) under two complementary agreements signed on October 16, 2025. Under the first agreement, a commission-based marketing arrangement, Pluspetrol provides marketing services for all crude oil produced. Under the second agreement, Pluspetrol may purchase any unallocated volumes of up to 200 cubic meters per day under a formula linked to export-parity Medanito prices and applicable treatment and transportation costs. These agreements were initially signed through January 31, 2026. On that date, we only extended the commission-based marketing agreement until September 30, 2026, limiting it to 65% of the production from the Loma Jarillosa Este Block. For the remaining 35% of the production from the Loma Jarillosa Este Block and 100% of the production from the Puesto Silva Oeste Block, we sell to Trafigura Argentina S.A. at wellhead. Both agreements include automatic quarterly extensions unless either party provides 45 days' notice. While this structure is designed to ensure uninterrupted offtake during the transition period, we are simultaneously developing our own commercial platform, including direct market relationships and firm transportation arrangements, to assume full commercialization once the Pluspetrol S.A. and Trafigura Argentina S.A. agreements conclude.

Brazil

Our production in Brazil, until the divestment of our working interest in the Manati field in December 2025, consisted of natural gas, condensate and crude oil. Natural gas production was sold through a long-term agreement with Petrobras, which provided for the delivery and transportation of the gas produced in the Manati field to the EVF gas treatment plant in the State of Bahia. In 2025, the condensate produced in the Manati field was subject to a condensate purchase agreement with H.L Oil Industrias de Transformacao LTDA.

Ecuador

Ecuador has a well-developed crude oil market with broad access to international markets and an extensive pipeline transportation system. Our oil production, until the divestment of our working interests in the Perico and Espejo Blocks in December 2025, was transported through the Ecuadorian pipeline system, with Esmeraldas as the delivery point, and 100% of our sales were exported on a competitive basis to industry leading participants including traders, refineries, and other producers. The oil price was linked to Brent and adjusted by a differential that varied month to month and resembled Oriente crude reference price.

Corporate

GeoPark Limited, our holding company incorporated under the laws of Bermuda, has a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside our Putumayo Basin production. Sales of this crude oil purchased from third parties accounted for 0.1% of our consolidated revenue in 2025.

Significant Agreements

Colombia

E&P contracts

We have entered into E&P contracts that grant us the right to explore and operate in eighteen blocks in which we hold working interests. These E&P contracts are generally divided into two periods: (1) the exploration period, which may be subdivided into various exploration phases and (2) the exploitation period, determined on a per-area basis and beginning on the date we declare an area to be commercially viable. Commercial viability is determined upon the completion of a specified evaluation program or as otherwise agreed by the parties to the relevant E&P contract. The exploitation period for an area may be extended until such time as such area is no longer commercially viable and certain other conditions are met.

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

Our E&P contracts are generally subject to early termination for a breach by the parties, a default declaration, application of any of the contract’s unilateral termination clauses, ANH regulation or termination clauses mandated by Colombian law. Anticipated termination declared by the ANH results in the immediate enforcement of monetary guaranties against us and may result in an action for damages by the ANH. Pursuant to Colombian law, if certain conditions are met, the anticipated termination declared by the ANH may also result in a restriction on the ability to engage contracts with the Colombian government during a certain period. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Our contracts and/or rights to explore and develop oil and natural gas reserves are subject to contractual expiration dates and operating conditions, and our E&P contracts, exploration permits, exploitation concessions and concession agreements are subject to early termination in certain circumstances.”

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

Llanos 32 Block. We had a 12.5% working interest in the Llanos 32 Block. Verano Energy is the operator of this block and had an 87.5% working interest. Economic rights to the ANH are similar to those under the Llanos 34 Block. On March 14, 2025, we transfered our non-operated working interest in the Llanos 32 Block to the joint operation partner for a total consideration of US$19.0 million, minus working capital adjustment of US$3.7 million. The assignment was formalized through an amendment to the E&P Contract in November 2025.

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

Llanos 86, Llanos 87, Llanos 104, Llanos 123 and Llanos 124 Blocks. We and Hocol (a subsidiary of Ecopetrol), each with fifty percent (50%) working interest, executed E&P contracts over these blocks in 2019, as a result of the Permanent Competitive Process launched by ANH. We are the operator of these contracts. In these E&P contracts, we are required to pay subsurface rights to the ANH, calculated based on the total acreage of the blocks, or the remaining area if in case of relinquishment had taken place. There is also an additional annual 25% markup of said subsurface rights payable as a fee for institutional development and technological transfer. Upon production, and in addition to legal royalties, the ANH is entitled to receive a percentage of total production net of royalties, at the delivery point (multiplied by a factor set in the contract and based on international oil prices). That percentage is 2% in the Llanos 86, 3% in the Llanos 87 E&P contract and Llanos 104 E&P contracts and 1% in the Llanos 123 and Llanos 124 E&P contracts. There is an additional 5-10% share payable to the ANH applicable upon extensions to the production period and when the accumulated gross aggregate production of the area of the contract exceeds 5 million barrels and the WTI exceeds a defined price. ANH becomes entitled to an additional share on production in accordance with a formula set in the contract.

In the Llanos 86 and Llanos 104 Blocks, the completion of 3D seismic acquisition and processing, along with the approval of environmental licenses, enabled the identification of drilling opportunities, such as Matraquero and Vencejo in the Llanos 104 Block, already drilled, and Tijereta in the Llanos 86 Block, which is planned to be drilled in the first half of 2026.

In the Llanos 87 Block, after fulfilling the total exploration investments committed in the block, we made two discoveries: Tororoi and Zorzal. Accordingly, we are currently conducting an evaluation program approved by the ANH, which remains in effect through April 27, 2026.

The Llanos 123 Block, after fulfilling the total exploration investments committed in the block, in September 2025, we submitted to the ANH the declaration of commerciality of the Toritos and Saltador areas under evaluation.

In the Llanos 124 Block, as of the date of this annual report, the total investments needed to fulfill the exploratory activities committed in the block have already been incurred.

CPO-5 Block E&P contract. We hold a 30% working interest and the operator is ONGC Videsh. As of the date of this annual report, the contract is in phase 2 of the exploration period, with no outstanding investment commitments. There are two commercial fields called Mariposa and Indico, and we also drilled and put into production exploration wells in the evaluation areas La Urraca and Halcon.

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

Putumayo Basin:

Coati Block E&P contract. We are the operator of and have a 100% working interest in the Coati Block. The Coati Block has an evaluation area, declared in September 2006, in the southern part of the Block for the Temblon wells (Temblon Evaluation Program), which includes the completion and evaluation of the Coati-1 well. Pursuant to the Coati Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Coati Block E&P contract. In accordance with the Coati Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, we should deliver to ANH a share of the production net of royalties in accordance with an established formula. As of the date of this annual report, investment commitments in the exploration area consist of 3D seismic and 2D seismic acquisition for US$4.5 million. On November 3, 2022, GeoPark submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. We have completed the transfer of the pending commitments in the block and the ANH approval is pending. On October 21, 2024, the relinquishment of the area associated with the exploration period was formalized with the ANH. The evaluation area is currently suspended.

Mecaya Block E&P contract. We are the operator of and have a 50% working interest in the Mecaya Block. Sierracol Energy is the owner of the remaining 50% working interest in the contract. In December 2010, the former operator declared an evaluation area and presented an evaluation program for the Mecaya-1 well (Mecaya Evaluation Program). As of the date of this annual report, the contract is in unified phases 1 and 2 of the exploration period, and its remaining exploration commitment consists of the acquisition of 52.2 sq. km. of 3D seismic or 1 exploration well for an amount of US$0.6 million, at our working interest. Both the unified phases 1 and 2 and the evaluation program are currently suspended due to force majeure events (relating to prior consultations).

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

Platanillo Block E&P contract. We are the operator of and have a 100% working interest in the Platanillo Block since its acquisition in 2020. The commercial exploitation started on September 11, 2009. Pursuant to the Platanillo Block E&P contract and applicable law, we are required to pay a royalty to the ANH based on hydrocarbons produced in the Platanillo Block. Additionally, we are required to pay a subsoil use fee to the ANH. The ANH also has the right to receive an additional fee when prices for oil or gas, as the case may be, exceed the prices set forth in the Platanillo Block E&P contract. In accordance with the Platanillo Block operation contract, when the accumulated production of each field, including the royalties’ volume, exceeds 5 million barrels and the WTI exceeds a defined base price, the Company should deliver to ANH a share of the production net of royalties in accordance with an established formula. During the first nine months of 2025, operations at all wells in the Platanillo Field were suspended, with operations resuming on October 15, 2025.

Putumayo 8 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 8 Block. Sierracol Energy is the owner of the remaining 50% working interest. The contract is in unified phases 1 and 2 of the exploration period. As of the date of this annual report, two of the three committed exploratory wells had been drilled during 2025, and one well remains outstanding to be fulfilled by July 25, 2026. On September 5, 2025, the evaluation program for the Bienparado Sur well was submitted to the ANH for an initial term of one year. In September 2025, the ANH approved the accreditation of the 3D seismic acquired by the partners, and therefore the seismic commitment has been fully satisfied. In addition, the two environmental licensing processes initiated in 2023 have been concluded, and both projects now have duly granted environmental licenses: Bienparado in 2024 and Nyctibius in 2025.

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

Putumayo 9 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 9 Block. Sierracol Energy is the owner of the remaining 50% working interest. As of the date of this annual report, the contract is in phase 1 of the exploration period, which has investment commitments of US$4.4 million at our working interest, corresponding to drilling of two exploration wells and the acquisition of 126.25 sq. km. of 3D seismic. This contract is suspended since June 25, 2019, due to the occurrence of a force majeure event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality). In this context, on January 2, 2026, we submitted to the ANH a request for termination of the E&P contract by mutual agreement.

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

Putumayo 36 Block E&P contract. We are the operator of and have a 50% working interest in the Putumayo 36 Block. Sierracol is the owner of the remaining 50% working interest. The contract is in preliminary phase, which is suspended since April 1, 2020 due to the occurrence of a force majeure event (issuance of the Municipal Agreement which prohibits the execution of hydrocarbons exploration and production activities in Puerto Guzmán Municipality). On September 19, 2025, the partners approved, by vote, a strategy to accredit the commitments associated with Phase 1 of the exploration period (3D seismic acquisition and two exploratory wells), without such approval necessarily implying the termination thereof. A portion of the investment needed to fulfill our working interest commitment has already been incurred through the drilling of two wells in the Llanos 123 Block, leaving a remaining commitment of approximately US$2.0 million. The partner, in turn, must accredit the value corresponding to its own working interest.

Tacacho and Terecay Blocks E&P contracts. We are the operator of and have a 50% working interest in the Tacacho and Terecay Blocks. Sierracol Energy is the owner of the remaining 50% working interest in each E&P contract. The contracts are in phase 1 of the exploration period, which are currently suspended due to the occurrence of force majeure events related with social and public order conditions of the area. The outstanding investment commitments consist of 2D seismic acquisition, processing and interpretation for US$4.1 million at our working interest. On September 21, 2022, we submitted to the ANH requests for termination of the E&P contracts. As of the date of this annual report, the requests are under review by the ANH.

Overriding Royalty Agreements

We are obligated to pay an overriding royalty of 4% and 2.5%, plus a 20% grossing up over the overriding royalty, to the previous owners of the Llanos 34 and the CPO-5 Blocks, respectively, based on the production and sale of hydrocarbons discovered in the blocks. During 2025, the Group has accrued US$18.3 million in relation to these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2025, these agreements had no impact on our results.

Argentina

Overview of Unconventional Concessions

Loma Jarillosa Este Unconventional Concession

The Loma Jarillosa Este unconventional exploitation concession (Concesión de Explotación No Convencional de Hidrocarburos, or “CENCH”) is located in the Province of Neuquén, Argentina, and was granted for a 35-year term until 2057 over an area of approximately 24.5 square kilometers, in accordance with the Federal Hydrocarbons Law. Pluspetrol S.A. originally held 100% of the working interest in the concession and subsequently assigned its entire interest to GeoPark Argentina S.A., which became the operator.

As part of this assignment, GeoPark agreed to a continuing development plan that includes:

(i)A firm commitment for 2025 of US$4.8 million for well interventions and enhancements to the Loma Jarillosa Este facilities. In subsequent years, additional work programs may be submitted and approved as firm commitments.

(ii)During years 2 and 3 of the Continuing Development Plan, the activities will consist of drilling 7 horizontal wells, completion of 9 horizontal wells, and the commissioning of five 5 horizontal wells.

(iii)The entire Development Plan proposed by GeoPark is composed of a total of 29 horizontal wells aiming at maximizing the extraction of unconventional resources from the Cocina and Organico Inferior levels of the Vaca Muerta Formation.

Puesto Silva Oeste Unconventional Concession

In the Puesto Silva Oeste area, also located in the Province of Neuquén, Pluspetrol S.A. assigned to GeoPark Argentina S.A. its 100% working interest in the existing hydrocarbons exploitation concession. In connection with this assignment, the Province of Neuquén granted a new 35-year unconventional exploitation concession (the “PSO CENCH”), as well as an authorization to transport natural gas from Puesto Silva Oeste to the NEUBA II pipeline. This transportation authorization remains associated with the PSO CENCH.

Under the terms of the assignment, GeoPark Argentina S.A. granted GyP a fully carried 5% participation in the economic rights of the PSO CENCH. This participation entitles GyP to 5% of net production revenues from the concession, without operational responsibility, for the entire duration of the PSO CENCH. The fully carried participation is recoverable in full by GeoPark, through the allocation of up to 100% of GyP’s share of production.

The PSO CENCH includes a Pilot Plan that provides for:

(i)the drilling, completion, and production start-up of one horizontal well with a 2,500-meter lateral section and 42 fracture stages; and

(ii)in the event that after 8 months from the production start-up of the committed well, the production profile recorded is equal to or greater than the estimated levels, the contingent drilling, completion, and production start-up of up to 2 additional wells targeting the Vaca Muerta formation will be triggered as an additional commitment.

The investment commitments under the PSO Pilot Plan shall be executed within a term of 3 years as from the effective date of the CENCH, in line with the proposed work schedule. The investment associated with the proposed Pilot Plan is US14.5 million. Parallel to the Pilot Plan, we shall construct and commission a central processing facility in the area.

Brazil

Overview of concession agreements

Oil and gas activities in Brazil are governed primarily by the Brazilian Petroleum Law and regulated by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”). Under this framework, exploration and production activities are conducted pursuant to concession agreements, which generally provide for an exploration phase followed, upon a declaration of commercial viability, by a development and production phase. Concession agreements are subject to ANP oversight and require compliance with applicable technical, operational, environmental and financial obligations.

BCAM-40 Concession Agreement.

The BCAM 40 Concession Agreement, which included the Manati gas field, was the only producing asset in Brazil in which we held an interest. In December 2025, we divested our 10% non-operated working interest in the BCAM 40 Concession Agreement, and as a result, we no longer have any producing assets in Brazil.

Exploration blocks.

We currently hold operated interests in four exploratory blocks awarded in the ANP’s First Open Acreage Bid Round, located in the Potiguar Basin (Block POT-T-834) and the Recôncavo Basin (Blocks REC-T-58, REC-T-67 and REC-T-77). These blocks are at an early exploration stage and are subject to limited minimum work commitments. As of December 31, 2025, the estimated remaining exploration commitments to be executed before August 2026 amounted to approximately US$0.5 million.

Title to properties

In each of the countries in which we operate, the state is the exclusive owner of all hydrocarbon resources located in such country and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. In Colombia, Argentina and Brazil, local governments grant such rights through E&P contracts, exploration permits, exploitation concessions and concession agreements, respectively. See “Item 3. Key Information—D. Risk factors—Risks relating to the countries in which we operate— Oil and natural gas companies in Colombia, Argentina and Brazil operate and have a working and/or economic interest over, yet do not own any of the oil and natural gas reserves in such countries.” Other than as specified in this annual report, we believe that we have satisfactory rights to exploit or benefit economically from the oil and gas reserves in the blocks in which we have an interest in accordance with standards generally accepted in the international oil and gas industry. Our E&P contracts, exploration permits, exploitation concessions and concession agreements are subject to customary royalty and other interests, liens under operating agreements and other burdens, restrictions and encumbrances customary in the oil and gas industry that we believe do not materially interfere with the use of or affect the carrying value of our interests. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—We are not, and may not be in the future, the sole owner or operator of all of our licensed areas and do not, and may not in the future, hold all of the working interests in certain of our licensed areas. Therefore, we may not be able to control the timing of exploration or development efforts, associated costs, or the rate of production of any non-operated and, to an extent, any non-wholly owned, assets.”

Our customers

In Colombia, we allocate our sales on a competitive basis to industry leading participants including traders and other producers. In 2025, the oil and gas production was sold to three clients that concentrated 96% of the Colombian subsidiaries’ revenue. During 2024 and 2025, we executed offtake and prepayment agreements with Vitol, Trafigura and BP to sell production from our producing blocks in the Llanos Basin, mainly Llanos 34, Llanos 123 and CPO-5. We managed the counterparty credit risk associated to sales contracts by limiting payment terms offered to minimize the exposure, such as the offtake and prepayment agreements with Vitol, Trafigura and BP. For further information, please see Note 3 to our Consolidated Financial Statements.

In Argentina, our crude oil production is transported by truck and sold to local refineries, offtakers and/or third-party operators. Our initial crude’s sale and evacuation was implemented by two short-term complementary agreements entered with Pluspetrol. Under a sales agency agreement, Pluspetrol acted as our sales agent to market all crude produced from the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the domestic market, coordinating lifting, invoicing, and collections on our behalf during the contractual term, renewable quarterly. And any unsold daily production volumes were purchased directly by Pluspetrol under a Crude Sale Agreement delivered at the Centenario treatment plant.

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

Health, safety and environmental matters

General

We are genuinely committed to ensuring that everyone returns home safely and to preventing environmental impacts derived from our operations. Our actions are guided by compliance with applicable laws, industry best practices, and international standards related to environmental, health, and safety performance. We work hand in hand with our suppliers and contractors to transfer best health, safety and environmental practices throughout our value chain, reinforcing our shared responsibility for safety and environmental protection. This commitment is reflected in binding contractual agreements, regular performance evaluations, compliance reviews, and continuous capacity building to strengthen our health, safety, and environmental culture across all operations.

Our Health and Safety Management Plan focus on strengthening leadership at all organizational levels and fostering safe and informed decision-making. Through the implementation of systematic health and safety management tools, we reinforce risk awareness and operational discipline. The updated Work Permit System provides greater clarity in roles, responsibilities, and authorities across operations, contributing to a stronger safety culture. We have also enhanced contractor management throughout their entire lifecycle, ensuring alignment with our corporate standards of excellence. In our administrative environments, we promote a robust health and safety culture and implement initiatives that foster comprehensive well-being, integrating physical, mental, and social health.

We have an environmental management and feasibility strategy that allows us to guarantee the development of plans and actions that ensure respect and protection of the environment in the territories where we operate.

Across all countries where we operate, we ensure compliance with applicable health, safety and environmental requirements. All our operations have the necessary environmental licenses and permits as required by local legislation, based on environmental studies with citizen participation to define management measures and impact mitigation strategies.

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

In 2024, we conducted our first comprehensive water footprint assessment in all our operated blocks in Colombia and Ecuador, following the NTC-ISO 14046:2017 methodology and verified by Colombia’s Standards Institute (ICONTEC). The evaluation covered both direct and indirect water use and assessed impacts on water availability and quality, establishing a corporate baseline to guide future goals and actions for sustainable water management across our operations. In 2025, for the second consecutive year, we carried out the verification of our corporate water footprint assessment for the previous year, reaffirming our commitment to responsible and sustainable water resource management, as well as to the continuous improvement of water use efficiency in our operations.

During 2025, in Colombia, we maintained our commitment to avoiding the use natural surface water sources in our permanent operations, and we did not carry out any type of wastewater discharge into surface waterbodies, to avoid any potential conflict with the other users of this resource due to its quality or quantity

As a contribution to the water-shed in which we capture the water required for the operations in the Llanos 34 Block in Colombia, we completed the construction of the sewerage system and the water waste treatment plant for a local town over 1,300 residents, enhancing the quality of life of its inhabitants and improving the water quality of the river receiving the discharge.

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

Some of the projects related to biodiversity that contribute to the reduction of biodiversity loss, the promotion of conservation of the environment and the stability of ecosystems during 2025, included:

●	We continue being part of the Putumayo Regional Agreement for Biodiversity and Development, which integrates efforts by the private sector and national and regional entities to preserve the biodiversity and connectivity of this region of the Amazon. As part of this agreement, in 2024, we made a partnership with the Sinch Amazon Institute of Scientific Research, Wildlife Conservation Society - WCS and other Colombian O&G Company, to implement the project call “Ríos diversos” in order to characterize the water’s biological quality in the Putumayo watershed and study its relationship with the local communities.
●	In 2025, based on a partnership with Colombia’s Alexander Von Humboldt Institute, we evaluated our dependencies, impacts, risks and opportunities associated with nature and particularly with biodiversity, using the recommendations of the Taskforce on Nature Related Financial Disclosure (“TNFD”) as a reference. This is part of the Socioecological Action Plan for our operations in Colombia, which are currently the Group’s largest operations in terms of production.
●	In 2025, we registered as TNFD adopters and we will gradually begin adopting and reporting in alignment with these recommendations to identify and manage impacts and dependencies, risks and opportunities on nature related risks.

●	As part of our environmental obligations, we have more than 230 hectares under restoration and conservation action in strategic ecosystems of the Amazonia.
●	In Ecuador, in the canton of Shushufindi, province of Sucumbios, we developed, in coordination with the local and provincial government, a project for the recovery of plant cover in areas of watercourses and estuaries with an ecosystem, landscape and watershed protection approach, in order to improve the natural balance and the biodiversity of the territory.

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

These goals take into account the execution of some operational and environmental projects. The following projects represent our most relevant achievements in Colombia during 2025:

●	repair of fugitive emissions in our main producing assets;
●	access clean energy sources via the connection of the Llanos 34 Block to the Colombian electricity grid;
●	reduce the use of boilers; and
●	use of previously flared gas, gradually decreasing routine flaring.

Medium-term actions include additional energy efficiency measures, small-scale renewable projects, further energy diversification alternatives, management of methane emissions, potential participation in carbon markets, reforestation and afforestation initiatives, among others.

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

Integral waste management and circular economy

Regarding the proper management of solid waste generated by our activities, we focus our management on the principles of reduce, reuse, recycle and recover. In this way we ensure the mitigation of environmental impacts, while complying with applicable regulations. In 2025, we continued strengthening our circular economy strategic plan and the roadmap for its implementation. As part of this plan, we are carrying out more than 8 circular initiatives as part of the three (3) circularity models that we have prioritized: i) water management, ii) waste management, and iii) use of gas.

In 2024, we were recognized by the ACP with the Sustainability Facts award in the implementation of circular models category, for the results of the circular economy strategic plan through which we promote the efficient management of resource consumption, the maintenance of the value of products and materials, and the minimization of waste generation in our operations.

Spill Management

In 2025, we had zero recordable hydrocarbon spills (>=1Bbl uncontained) in our operations.

Our HS Plan

Our Health and Safety Management System (HSMS) remain certified under the ISO 45001:2018 standard, encompassing all our operations in Colombia. With the expansion of our operations into Argentina, we have extended the implementation of our HSMS to this new operation, reaffirming our corporate commitment to excellence in health and safety performance throughout the region.

Our Health and Safety Management Plan is designed to implement realistic, practical, and globally recognized programs that strengthen leadership, operational discipline, and risk awareness across the organization. Guided by international standards (IOGP / IPIECA / IADC / ARPEL) and our SPEED philosophy, we aim to foster shared ownership of health and safety, embedding it into every level of decision-making and every aspect of our operations.

In 2025, our strategy focused on four key areas that form the foundation of our health and safety (“HS”) management:

●	Leadership and Governance: Strengthening leadership at all levels through the Safety First communication strategy and promoting safe, informed decision-making across all teams.
●	People Management: Enhancing technical and HS competencies through targeted training programs and fostering a culture of care that integrates physical, mental, and social well-being.
●	Operation Management: Reinforcing operational discipline through the updated Work Permit System, clearer definition of roles and responsibilities, and the consistent use of HS management tools that strengthen risk control.
●	Contractors Management: Strengthening contractor engagement throughout the entire process, from selection to performance evaluation, ensuring alignment with our corporate HS standards and shared commitment to safety excellence.

Our HS Policy

Our Health and Safety Policy seeks to meet or exceed all applicable regulations in the countries where we operate. We believe that oil and gas can be produced safely and responsibly, safeguarding people’s well-being and protecting the environment. Within our SPEED philosophy, a dedicated and highly trained team leads the implementation of best HS practices, ensuring compliance with the standards established by our board of directors and providing continuous training and support to all employees and contractors.

Since 2024, health and safety performance has become a recurring topic of review for the board’s Sustainability Committee (SPEED Committee), reinforcing the integration of HS into our corporate governance and comprehensive sustainability management.

Our health and safety practices and outcomes

We continuously improve and update management tools to strengthen our health and safety policy. Our programs are designed to identify, evaluate, and control risks that could affect the health and safety of employees, contractors, and visitors. Among our core programs are: Proactive Observation Program (POP), Authority to stop an activity (ADA), Safety

Operational Standard (SOS), Management of Change (MOC), Incident Reporting and Investigation System (IRIS), Road Transportation Safety (RTS), and the business continuity master plan (PMCN).

In 2025, we achieved significant milestones that demonstrate our commitment to continuous improvement and operational excellence:

●	Zero recordable vehicular incidents and zero recordable oil spills across all operations.
●	Zero recordable incidents affecting people in our Ecuadorian operations, which remained active throughout the year.
●	Achievement of our Total Recordable Injury Rate (TRIR) and Motor Vehicle Crash (MVC) targets.
●	Strategic reviews and retrospective meetings held with contractor management teams, including quarterly sessions with Drilling & Completion, ALS, O&M, and Facilities groups.
●	Maintenance of our ISO 45001 certification, ensuring alignment with the highest international standards for health and safety.

As of December 31, 2025, and for the preceding twelve months, our HS performance indicators were as follows:

●	People injury (per 1,000,000 hours worked, including employees and contractors):
●	Lost time injury rate (LTIR) of 0.43.
●	Total recordable incident rate (TRIR) of 0.57.
●	Zero fatal incidents.
●	Vehicle incidents (per 1,000,000 kilometers traveled):
●	Recordable Vehicular Incident Rate (MVC): 0.00

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

Industry and regulatory framework

Colombia

Regulation of the oil and gas industry

The ANH administers Colombia’s upstream acreage and awards areas primarily through exploration and production contracts (“E&P contracts”) and technical evaluation agreements (“TEAs”). The contractual framework has been updated through successive ANH agreements; E&P contracts entered into in recent years are governed principally by Agreement 002 of 2017 (as compiled by Agreement 009 of 2021), while earlier contracts remain subject to the regulations in effect at the time they were executed. In September 2023, the ANH issued Agreement 06 of 2023 to promote exploration by, among other measures, allowing extensions of exploration and evaluation periods in exchange for additional exploration commitments.

Regulatory framework

Regulation of exploration and production activities

Under Colombian law, the state is the exclusive owner of all hydrocarbon resources located in Colombia and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves. The Ministry of Mines and Energy is responsible for national energy policy, and the ANH administers the granting and oversight of upstream contractual rights. The Petroleum Code (Decree Law 1056 of 1953) and related regulations establish general requirements applicable to hydrocarbon activities, which are implemented in practice through E&P contracts and TEAs.

E&P contractors are generally required to pay royalties (in kind or in cash as instructed by the ANH) and, depending on the applicable contract, additional economic rights in favor of the ANH (including the participating interest in production commonly referred to as the ‘X factor’), as well as other contractual economic provisions. Contractors may also undertake community-related obligations in the area of influence of the projects (Proyectos en Beneficio de las Comunidades, “PBC”)

In connection with the ANH’s Ronda Colombia 2021, the ANH introduced additional bid parameters, including an ‘Exclusivity Economic Value’ (EEV) concept linked to exploration commitments. We did not participate in that round; however, we subsequently received a 50% non-operated working interest in the CPO4-1 E&P contract through a transfer from Parex.

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

The main taxes currently in effect are the income tax (35%, plus a surtax for companies developing crude oil extractive activities from 2023 onwards, ranging between 0% and 15%, depending on the Brent crude oil price level), capital gains tax (15%), sales or value added tax (19%), and the tax on financial transactions (0.4%).

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

Tax regulations implemented in 2025 and subsequent events in 2026

On February 14, 2025, Colombia’s Ministry of Finance issued Decree No. 0175 of 2025 in connection with the state of internal commotion declared in certain regions, introducing (i) a 1% special tax on the first sale or export of crude oil and coal (based on sale value for domestic transactions and FOB value for exports) and (ii) a temporary increase of the stamp tax rate from 0% to 1% on certain public instruments and private documents recording obligations above approximately COP 298 million (approximatellyIn 2024, Argentina enacted Law No. 27,742 (the ‘Ley de Bases’),  US$ 0.07 million), with these measures applying through December 31, 2025.

In December 2025, the Government declared a nationwide State of Economic and Social Emergency and adopted additional fiscal measures, including a temporary tax on sale or export of hydrocarbons and restrictions affecting the deductibility of royalty payments; however, on January 29, 2026, the Constitutional Court ordered the provisional suspension and, as a consequence, ordered that the additional fiscal measures would not produce effects as of that date pending a final ruling.

More recently, in February 2026, the Government declared a new regional State of Economic, Social and Ecological Emergency for 30 days and subsequently adopted a temporary net worth tax for legal entities for tax year 2026, applicable to entities with net worth above a specified threshold as of March 1, 2026. While the general rate is 0.5%, for companies in the mining-energy sector (including oil and gas) such as us, the applicable rate is 1.6%. The tax is payable in two equal installments (50% due on April 1, 2026 and 50% due on May 4, 2026).

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

Argentina

Regulatory framework

Hydrocarbon activities in Argentina are primarily governed by the Federal Hydrocarbons Law No. 17,319, as amended, which establishes a concession-based system for the exploration and exploitation of oil and gas resources. Following constitutional and legislative reforms, jurisdiction over onshore hydrocarbon resources is vested in the provincial states, which grant exploration permits and exploitation concessions within their territories.

In 2024, Argentina enacted Law No. 27,742 (the ‘Ley de Bases’), which introduced, among other measures, the Incentive Regime for Large Investments (‘RIGI’). In February 2026, Argentina issued a regulation extending the RIGI incentive regime to onshore upstream oil and gas. We are evaluating its potential applicability to our development plans in the Loma Jarillosa Este and Puesto Silva Oeste Blocks, subject to meeting eligibility requirements and regulatory interpretation by the authorities.

Hydrocarbon Income Maximization and Exports

Argentina has historically implemented policies prioritizing domestic hydrocarbon supply, including export restrictions and price controls. Recent regulatory changes have shifted this approach toward promoting investment and maximizing income from hydrocarbon exploitation. Exports of crude oil and hydrocarbon products are generally permitted, subject to regulatory notification and the absence of objections by the Energy Secretariat based on supply security considerations.

Hydrocarbon Exploitation Concessions Terms

Argentina law provides for different types of hydrocarbons exploitation concessions: (i) 25-years conventional concessions; (ii) 35-years unconventional hydrocarbon concessions and (iii) 30-years offshore concessions.

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

Crude oil and natural gas transportation in Argentina is carried out primarily through a limited number of common carrier pipeline systems, which continue to operate today. In order to promote the expansion of transportation capacity, regulations adopted in 2019 allow shippers to reserve capacity in new or expanded pipelines through freely negotiated capacity reservation agreements.

Taxation

Exploitation concessionaires are subject to the general federal and provincial tax regime. For our Argentine operations, the most relevant federal taxes include corporate income tax at a 35% rate (based on our applicable taxable income threshold), value-added tax (21%), and the tax on debits and credits in bank accounts, which generally applies to debits and credits in Argentine bank accounts (typically 0.6% on debits and 0.6% on credits, with certain transactions subject to higher or reduced rates and with limited creditability against income tax in specific cases). Provincial taxes generally include turnover tax (rates vary by jurisdiction and activity) and stamp tax.

Since May 2020, export duties are exempted as long as the international Brent crude oil price is equal to or lower than US$45 per bbl, progressively increasing as the reference price rises up to 8%, a ceiling to be recognized when Brent is equal to or higher than US$60 per bbl (as per DNU No. 488/20). During 2025, the rate remained at 8%.

Argentine resident individuals and undivided estates, foreign individuals and undivided estates, and foreign entities are subject to a 0.5% personal assets tax on the value of shares issued by Argentine entities held as of December 31 of each year, which is assessed on the Argentine issuer as a substitute taxpayer and calculated based on the proportional net worth value derived from the issuer’s financial statements; the issuer is generally entitled to seek reimbursement from the relevant shareholders, including through dividend withholding or enforcement against the shares.

Tax Benefits of Negotiable Obligations (“ONs”)

Negotiable Obligations (“ONs”) in Argentina are governed by Law 23,576, which provides several tax advantages for issuers and subscribers.

For issuers, the key benefits include:

●	Interest and expense deductions: issuers can deduct accrued interest, updates, and issuance and placement expenses from their income tax base.
●	VAT exemption: financial transactions related to the issuance, subscription, transfer, redemption, and interest on ONs are exempt from VAT.
●	Stamp tax exemption: issuance, subscription, and transfer of ONs under the public offering regime are exempt from stamp tax.

For subscribers:

●	Domestic legal entities: capital gains and interest are subject to income tax and turnover tax.
●	Individuals: Argentine resident individuals are generally exempt from Argentine income tax and capital gains on interests. The turnover tax generally does not apply to individuals unless they habitually engage in a taxable activity, subject to the applicable provincial regulations. In addition, certain provinces may provide specific exemptions for yields on ONs for individuals.
●	Foreign investors: foreign individuals and entities are not subject to income tax or turnover tax on income or capital gains from ONs.

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

As of the date of this annual report, regulations require companies operating in Argentina to comply with the applicable requirements and conditions established by the Argentine Central Bank (BCRA) to access the official foreign exchange market (MULC) for payments abroad, including dividend distributions, repayment of intercompany loans, and external debt servicing. Certain transactions, such as payments for imports, may be conducted through the MULC but are subject to regulatory conditions and, in some cases, delays.

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

Brazil

Regulatory framework

Oil and gas activities in Brazil are governed primarily by the Brazilian Federal Constitution and the Brazilian Petroleum Law, which allow private and state-owned companies to engage in the exploration and production of hydrocarbons under a concession-based regime. The sector is regulated and supervised by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”), which is responsible for awarding concession rights, overseeing compliance with concession agreements and enforcing applicable technical, operational and environmental regulations.

Exploration and production activities are carried out pursuant to concession agreements granted by the ANP through competitive processes. Such concession agreements establish the rights and obligations of concessionaires, including exploration and production terms, requirements for the return of areas, guarantees to secure performance, and conditions for the transfer or assignment of participation interests, which are generally subject to ANP approval.

Taxation and government take

Concessionaires in Brazil are subject to a government take primarily comprised of royalties and, in certain cases, a special participation fee applicable to fields with higher production levels or profitability. Royalties generally range between 5% and 10% of production, calculated based on reference prices established by the ANP. The special participation fee, when applicable, may reach up to 40% of net revenues, depending on production volumes, field characteristics and location.

In addition to government take, oil and gas activities are subject to direct federal taxes, including corporate income tax, currently levied at a combined rate of approximately 34% (comprising a 25% corporate income tax and a 9% social contribution on net profit), calculated on taxable income.

Upstream operations are also subject to indirect taxes, which may represent a significant cost component. These include the state value-added tax (ICMS), generally levied at rates ranging from 17% to 20% on local transactions, as well as federal social contribution taxes on gross revenues (PIS and COFINS), which under the non-cumulative regime are levied at a combined nominal rate of 9.25%, subject to the availability of tax credits depending on the nature of the activity and expenditures.

Tax incentives

In 2018, GeoPark Brazil was granted a tax incentive by the Superintendence for the Development of the Northeast (“SUDENE”), which provided for a 75% reduction in corporate income tax and related surcharges on qualifying profits derived from exploration activities in the SUDENE operating area. This incentive was granted for a ten-year period, subject to compliance with certain investment, operational, labor and environmental requirements.

Ecuador

Regulatory and tax framework

Hydrocarbon operations in Ecuador are conducted under service contracts or production-sharing contracts regulated by the Ministry of Energy and supervised by Agency for Regulation and Control of Hydrocarbons (“ARCH”). The State retains ownership of hydrocarbons and receives its economic participation through its share of production and applicable taxes. Contractors are subject to a 25% corporate income tax (reduced to 20% for the Espejo Consortium under an investment agreement), 15% employee profit-sharing, 15% VAT (non-creditable), and a 5% tax on foreign currency outflows, among other levies.

C.    Organizational structure

We are an exempted company incorporated pursuant to the laws of Bermuda. We operate and own our assets directly and indirectly through a number of subsidiaries. See an illustration of our corporate structure in Note 19 (“Subsidiary undertakings”) to our Consolidated Financial Statements.

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

Oil and gas revenue and international prices

Our revenues are derived from the sale of our oil and natural gas production, as well as of condensate derived from the production of natural gas. The price realized for the oil we produce is generally linked to Brent. The market price of these commodities is subject to significant fluctuation and has historically fluctuated widely in response to relatively minor changes in the global supply and demand for oil and natural gas, market uncertainty, economic conditions, and a variety of additional factors. For example, during the six-year period from March 1, 2020, to February 28, 2026, Brent spot prices ranged from a low of US$19.3 per barrel to a high of US$128.0 per barrel.

Additionally, the oil and gas we sell may be subject to certain discounts. For example, in Colombia, the realized oil price is based on Brent, adjusted by a differential linked to either the Vasconia crude reference price, a marker broadly used in the Llanos Basin, or the Oriente crude reference price, a marker broadly used for crude sales in Esmeraldas, Ecuador, for the crude oil of the Putumayo Basin that is transported through Ecuador. In Argentina, the Medanito crude reference price is the marker commonly used in the Neuquén Basin. The reference price is also further adjusted for marketing and quality discounts, considering factors such as API gravity, viscosity, sulphur content, delivery point and transport costs.

We seek to partially mitigate our exposure to crude oil price volatility using derivatives by hedging a portion of our production for a limited period going forward. We use a combination of options to manage our production’s exposure to commodity price risk, which considers forecasted production and budget price levels, among other factors. For further information related to Commodity Risk Management Contracts, please see Note 7.1 to our Consolidated Financial Statements.

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$8.2 million (US$24.8 million in 2024).

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

Production and operating costs

Our production and operating costs consist primarily of expenses associated with the production of oil and gas, the most significant of which are facilities and wells maintenance (including pulling works), labor costs, contractor and consultant fees, chemical analysis, royalties and economic rights in cash, and consumables, among others. Our production costs may vary as a consequence of the increase or decrease of commodity prices and other factors, such as the increase in energy costs that peaked during 2023 and 2024 due to a drought that affected the energy matrix in Colombia as a result of decreased availability of hydroelectric power. We have historically not hedged our costs to protect against fluctuations. However, during the second half of 2025, we entered into a derivative financial instrument to partially mitigate the impact of potential higher electricity costs in Colombia resulting from droughts and reduced hydroelectric generation, particularly in the Llanos 34 Block, where electricity expenses represent a significant portion of our production and operating costs.

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

Contractual obligations

In order to protect our exploration and production rights in our licensed areas, we must make and declare discoveries within certain time periods specified in our various special contracts, E&P contracts and concession agreements. The costs to maintain or operate our licensed areas may fluctuate or increase significantly, and we may not be able to meet our commitments under these agreements on commercially reasonable terms or at all, which may force us to forfeit our interests in such areas. If we do not succeed in renewing these agreements, or in securing new ones, our ability to grow our business may be materially impaired. See “Item 3. Key Information—D. Risk factors—Risks relating to our business—Under the terms of some of our various E&P contracts, exploration permits, exploitation concessions and concession agreements, we are obligated to drill wells, declare any discoveries, and file periodic reports to retain our rights and establish development areas. Failure to meet these obligations may result in the loss of our interests in the undeveloped parts of our blocks or concession areas.”

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

In October 2025, we acquired operated working interests in two blocks in the in the Vaca Muerta formation in Argentina. This acquisition provides immediate production, reserves, and long-term growth opportunities. For further information please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina’s Vaca Muerta Formation.”

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

Geographical segment reporting

In the description of our results of operations that follow, our “Other” operations reflect our non-Colombian, non- Argentine, non-Brazilian, non-Ecuadorian and non-Chilean operations, primarily consisting of our corporate head office operations.

As of December 31, 2025, we divided our business into four geographical segments—Colombia, Argentina, Brazil and Ecuador—that corresponded to our principal jurisdictions of operation. Activities not falling into these four geographical segments are reported under a separate corporate segment that primarily includes certain corporate administrative costs not attributable to another segment.

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

Commodity risk management contracts are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in Other Reserves within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the Revenue line item in the Consolidated Statement of Income.

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

Write-off of unsuccessful exploration efforts

Upon completion of the evaluation phase, the exploratory prospects are either transferred to oil and gas properties or charged to expense in the period in which the determination is made, depending on whether they have discovered reserves or not. If not developed, exploration and evaluation assets are written off after three years, unless it can be clearly demonstrated that the carrying value of the investment is recoverable. During 2025, we recognized write-off of unsuccessful exploration efforts of US$13.4 million (US$14.8 million in 2024). See Note 18 to our Consolidated Financial Statements.

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

During 2025, we recognized an impairment loss of US$31.0 million in the Perico and Espejo Blocks in Ecuador due to the known selling price of the related net assets in the context of their divestment transaction. No impairment losses were recognized or reversed in 2024. See Notes 18 and 35 to our Consolidated Financial Statements.

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

In preparation for continued volatility, we have developed a capital expenditure program for 2026 which is subject to change as a result of market conditions, developments regarding our business, results of operations and financial condition, and other factors. See “Item 4. Information on the Company—B. Business Overview—Our business strategy —2026 work plan and outlook.”

Year ended December 31, 2025, compared to year ended December 31, 2024

The following table summarizes certain of our financial and operating data for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
			% Change from
	2025	2024	prior year

	(in thousands of US$, except for percentages)

Revenue
Sale of crude oil	472,054	648,670	(27)%
Sale of purchased crude oil	419	7,177	(94)%
Sale of gas	6,251	5,076	23%
Commodity risk management contracts designated as cash flow hedges	13,794	(85)	(16,328)%
Revenue	492,518	660,838	(25)%
Production and operating costs	(141,059)	(164,034)	(14)%
Geological and geophysical expenses	(10,538)	(12,595)	(16)%
Administrative expenses	(40,544)	(49,534)	(18)%
Selling expenses	(20,909)	(14,914)	40%
Depreciation	(117,190)	(130,659)	(10)%
Write-off of unsuccessful exploration efforts	(13,422)	(14,779)	(9)%
Impairment loss recognized for non-financial assets	(30,989)	—	100%
Other expenses	(7,324)	(777)	843%
Operating profit	110,543	273,546	(60)%
Financial expenses	(76,324)	(51,551)	48%
Financial income	21,718	8,016	171%
Foreign exchange gain (loss)	(7,286)	12,160	(160)%
Profit before income tax	48,651	242,171	(80)%
Income tax expense	1,016	(145,792)	(101)%
Profit for the year	49,667	96,379	(48)%

Net production volumes
Oil (mbbl)(2)	10,100	12,277	(18)%
Gas (mcf)(3)	1,234	864	43%
Total net production (mboe)	10,305	12,421	(17)%
Average net production (boepd)	28,233	33,937	(17)%
Average realized sales price
Oil (US$ per bbl)	59.1	66.0	(10)%
Gas (US$ per mmcf)	4.2	5.9	(30)%
Average unit costs per boe (US$)
Operating cost	15.5	15.2	2%
Royalties and economic rights in cash	1.1	1.1	3%
Production costs(1)	16.6	16.3	2%
Geological and geophysical expenses	1.2	1.3	(1)%
Administrative expenses	4.8	4.9	(3)%
Selling expenses	2.5	1.5	67%
(1)	Calculated pursuant to FASB ASC 932.
(2)	We present production figures before deduction of royalties, economic rights and government’s production share, as we believe that net production before royalties, economic rights and government’s production share is more appropriate in light of our foreign operations and the attendant royalty, economic rights and government’s production share regimes. Oil production figures presented on page F-76 are net of royalties, economic rights and government’s production share.
(3)	Corresponds to production measured after separation but prior to compression, which is the measure we used to monitor business performance. Gas production presented on page F-77 is gas measured at the point of delivery.

The following table summarizes certain financial data.

	For the year ended December 31,
	2025						2024
	Colombia	Argentina	Brazil	Ecuador	Other	Total	Colombia	Argentina	Brazil	Ecuador	Chile	Other	Total

	(in thousands of US$)
Revenue	461,418	5,783	6,435	18,463	419	492,518	619,762	—	2,934	30,567	398	7,177	660,838
Depreciation	(110,030)	(2,096)	(246)	(4,818)	—	(117,190)	(121,143)	(10)	(1,214)	(8,290)	—	(2)	(130,659)
Impairment and write-off	(13,422)	—	—	(30,989)	—	(44,411)	(6,909)	—	(156)	(7,714)	—	—	(14,779)

Revenue

For the year ended December 31, 2025, crude oil sales, including commodity risk management contracts, remained our principal source of revenue, accounting for 98.6% of our total revenue, followed by gas sales of 1.3% and purchased crude oil sales of 0.1%. The following chart shows the change in oil and natural gas sales from the year ended December 31, 2024, to the year ended December 31, 2025.

	For the year ended
	December 31,
	2025	2024

	(in thousands of US$)
Consolidated
Sale of crude oil	472,054	648,670
Sale of purchased crude oil	419	7,177
Sale of gas	6,251	5,076
Commodity risk management contracts designated as cash flow hedges	13,794	(85)
Total	492,518	660,838

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
By country
Colombia	461,418	619,762	(158,344)	(26)%
Argentina	5,783	—	5,783	100%
Brazil	6,435	2,934	3,501	119%
Ecuador	18,463	30,567	(12,104)	(40)%
Chile	—	398	(398)	(100)%
Other	419	7,177	(6,758)	(94)%
Total	492,518	660,838	(168,320)	(25)%

Revenue decreased 25%, from US$660.8 million for the year ended December 31, 2024, to US$492.5 million for the year ended December 31, 2025. This decline was primarily driven by lower sales volumes and lower realized prices during the year. Crude oil sales decreased mainly as a result of a reduction in volumes sold —from 9.8 mmbbl in 2024 to 8.2 mmbbl in 2025— together with lower realized price, resulting in net oil revenue of US$472.1 million for the year ended December 31, 2025, compared to US$648.7 million for the year ended December 31, 2024. This decrease was partially mitigated by the positive effect of the commodity risk management contracts in place during the year. Gas sales increased to US$6.3 million for the year ended December 31, 2025, from US$5.1 million for the year ended December 31, 2024, primarily due to the reactivation of the Manati gas field in Brazil in May 2025, partially offset by the divestment of the Llanos 32 Block in Colombia in March 2025.

The US$168.3 million decrease in total net revenue is explained by i) a decrease of US$158.3 million in Colombia (largely due to lower oil deliveries and lower realized prices); ii) an increase of US$5.8 million in Argentina (from the acquisition of working interests in two blocks in the Vaca Muerta formation in October 2025); iii) an increase of US$3.5 million in Brazil (resulting from higher gas deliveries due to the reactivation of the Manati gas field in May 2025, net of lower realized prices); iv) a decrease of US$12.1 million in Ecuador (driven by lower oil deliveries and lower realized prices); v) a decrease of US$0.4 million in Chile (following the divestment of operations in January 2024); and vi) a decrease of US$6.8 million from the trading activities of the holding company, GeoPark Limited.

Revenue from our Colombian operations for the year ended December 31, 2025, was US$461.4 million, representing 93.7% of total consolidated sales, compared to US$619.8 million for the year ended December 31, 2024 (93.8% of total consolidated sales). The decrease was primarily driven by a lower average realized price per barrel of crude oil from US$65.8 per barrel in 2024 to US$57.3 per barrel in 2025, mainly reflecting lower reference international prices. In addition, oil deliveries decreased from 9.4 mmbbl in 2024 to 7.8 mmbbl in 2025, mainly impacted by a natural decline in the Llanos 34 Block. These effects were partially offset by commodity risk management gains of $13.8 million recognized during the year.

Revenue from our operations in Argentina totaled US$5.8 million, reflecting deliveries from the Loma Jarillosa Este and Puesto Silva Oeste Blocks, which we acquired in October 2025.

Revenue from Brazilian operations for the year ended December 31, 2025, was US$6.4 million, representing a 119% increase compared to US$2.9 million for the year ended December 31, 2024. This increase was primarily due to higher gas deliveries (from 0.08 mmboe in 2024 to 0.25 mmboe in 2025), following the reactivation of production at the non-operated Manati gas field in May 2025. The share of total revenue from Brazil rose from 0.4% in 2024 to 1.3% in 2025.

Revenue from Ecuador for the year ended December 31, 2025, was US$18.5 million, a 40% decrease from US$30.6 million for the year ended December 31, 2024. This reduction was driven by lower realized oil prices from US$69.8 per barrel in 2024 to US$62.3 per barrel in 2025, mainly reflecting lower reference international prices. In addition, oil deliveries decreased from 0.4 mmbbl in 2024 to 0.3 mmbbl in 2025 in 2025, due to the blocks in Ecuador were divested in December 2025. The contribution of Ecuador to our total revenue was reduced from 4.6% in 2024 to 3.7% in 2025.

Revenue from the trading activities performed by our holding company, GeoPark Limited, for the year ended December 31, 2025, was US$0.4 million, compared to US$7.2 million for the year ended December 31, 2024. This represented 0.1% of total revenue in 2025, down from 1.1% in 2024.

Production and operating costs

The following table summarizes our production and operating costs for the years ended December 31, 2025 and 2024.

	For the year ended December 31,
			% Change
	2025	2024	from prior year

	(in thousands of US$, except for percentages)
Consolidated (including Colombia, Argentina, Brazil, Ecuador, Chile and Other)
Royalties in cash	(6,195)	(4,189)	48%
Economic rights in cash	(3,079)	(6,484)	(53)%
Staff costs and share-based payments	(16,004)	(16,344)	(2)%
Well and facilities maintenance	(25,675)	(25,631)	0%
Operation and maintenance	(8,239)	(8,936)	(8)%
Consumables	(31,398)	(36,868)	(15)%
Equipment rental	(7,511)	(5,716)	31%
Transportation costs	(4,095)	(5,409)	(24)%
Field camp	(4,822)	(6,401)	(25)%
Safety and insurance costs	(4,213)	(4,937)	(15)%
Personnel transportation	(2,393)	(3,586)	(33)%
Consultant fees	(3,120)	(3,893)	(20)%
Gas plant costs	(1,857)	(1,753)	6%
Non-operated blocks costs	(19,697)	(22,305)	(12)%
Crude oil stock variation	747	(976)	(177)%
Purchased crude oil	(317)	(6,274)	(95)%
Other costs	(3,191)	(4,332)	(26)%
Total	(141,059)	(164,034)	(14)%

	Year ended December 31,
	2025					2024
	Colombia	Argentina	Brazil	Ecuador	Other	Colombia	Brazil	Ecuador	Chile	Other

	(in thousands of US$)
By country
Royalties in cash	(5,131)	(699)	(365)	—	—	(3,953)	(224)	—	(12)	—
Economic rights in cash	(3,079)	—	—	—	—	(6,484)	—	—	—	—
Staff costs and share-based payments	(14,509)	(1,485)	—	(10)	—	(16,337)	(2)	(5)	—	—
Well and facilities maintenance	(22,991)	(301)	(2,365)	(18)	—	(23,524)	(1,764)	—	(343)	—
Operation and maintenance	(7,278)	(794)	—	(167)	—	(8,747)	—	(189)	—	—
Consumables	(31,196)	(24)	—	(178)	—	(36,502)	—	(318)	(48)	—
Equipment rental	(6,829)	(79)	—	(603)	—	(5,138)	—	(578)	—	—
Transportation costs	(3,783)	(141)	—	(171)	—	(5,359)	—	(55)	5	—
Field camp	(4,538)	(260)	—	(24)	—	(6,369)	—	(30)	(2)	—
Safety and insurance costs	(3,897)	(87)	(66)	(163)	—	(4,742)	(187)	(2)	(6)	—
Personnel transportation	(2,312)	(64)	—	(17)	—	(3,556)	—	(17)	(13)	—
Consultant fees	(3,085)	—	—	(35)	—	(3,778)	(37)	—	(78)	—
Gas plant costs	(131)	—	(1,726)	—	—	(138)	(1,615)	—	—	—
Non-operated blocks costs	(13,065)	—	(90)	(6,542)	—	(14,515)	(112)	(7,678)	—	—
Crude oil stock variation	601	(7)	—	153	—	(357)	—	(619)	—	—
Purchased crude oil	—	—	—	—	(317)	—	—	—	—	(6,274)
Other costs	(2,791)	(156)	(244)	—	—	(4,135)	(199)	(58)	60	—
Total	(124,014)	(4,097)	(4,856)	(7,775)	(317)	(143,634)	(4,140)	(9,549)	(437)	(6,274)

Consolidated production and operating costs decreased 14%, from US$164.0 million for the year ended December 31, 2024, to US$141.1 million for the year ended December 31, 2025, primarily due to lower purchased crude oil, lower energy costs compared to the elevated levels experienced in 2024, and cost-efficiency initiatives implemented by the Group during the year, partially offset by operating costs from blocks acquired in Argentina in 2025.

Production and operating costs in Colombia decreased by 14%, to US$124.0 million for the year ended December 31, 2025, as compared to US$143.6 million for the year ended December 31, 2024, primarily due to reduced energy, community, and technical consultancy expenses in the Llanos 34 Block, as well as cost-efficiency initiatives implemented by the Group during the year.

Production and operating costs in Argentina of US$4.1 million resulted from the takeover of operations at the Loma Jarillosa Este and Puesto Silva Oeste Blocks on October 16, 2025, including ramp-up operating costs associated with the start-up and initial operation of these blocks.

Production and operating costs in Brazil increased by 17%, to US$4.9 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024, mainly resulting from facilities maintenance in the Manati gas field.

Production and operating costs in Ecuador decreased by 19%, to US$7.8 million for the year ended December 31, 2025, compared to US$9.5 million the year ended December 31, 2024, primarily due to lower activity in the non-operated Perico Block.

Purchases of crude oil for the trading operation performed by the holding company, GeoPark Limited, amounted to US$0.3 million and US$6.3 million for the years ended December 31, 2025, and 2024, respectively.

Geological and geophysical expenses

Geological and geophysical expenses decreased by 16%, from US$12.6 million for the year ended December 31, 2024, to US$10.5 million for the year ended December 31, 2025, primarily as the result of cost-efficiency measures implemented to align the organizational structure with the Group's strategic objectives and operational requirements.

Administrative costs

Administrative costs decreased by 18%, from US$49.5 million for the year ended December 31, 2024, to US$40.5 million for the year ended December 31, 2025, primarily reflecting lower ongoing corporate and back-office expenses, including the impact of workforce reductions implemented as part of the Group’s cost-efficiency measures during the year.

Selling expenses

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	(18,041)	(11,840)	(6,201)	52%
Argentina	(715)	—	(715)	100%
Ecuador	(2,153)	(3,074)	921	(30)%
Total	(20,909)	(14,914)	(5,995)	40%

Selling expenses increased by 40%, from US$14.9 million for the year ended December 31, 2024, to US$20.9 million for the year ended December 31, 2025, primarily due to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial agreement with BP from August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative delivery points are recognized as selling expenses.

Depreciation

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	(110,030)	(121,143)	11,113	(9)%
Argentina	(2,096)	(10)	(2,086)	20,860%
Brazil	(246)	(1,214)	968	(80)%
Ecuador	(4,818)	(8,290)	3,472	(42)%
Other	—	(2)	2	(100)%
Total	(117,190)	(130,659)	13,469	(10)%

Depreciation charges decreased by 10% from US$130.7 million for the year ended December 31, 2024, to US$117.2 million for the year ended December 31, 2025, primarily due to lower production in Colombia, mainly in the Llanos 34 Block, in addition to the divestment of the Manati gas field in Brazil, and the Perico and the Espejo Blocks in Ecuador. These factors were partially offset by the incorporation of the Loma Jarillosa Este and Puesto Silva Oeste Blocks in Argentina.

Operating profit

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	155,710	298,158	(142,448)	(48)%
Argentina	(8,224)	(5,052)	(3,172)	63%
Brazil	6,147	(7,159)	13,306	(186)%
Ecuador	(30,542)	(1,102)	(29,440)	2,672%
Chile	—	(116)	116	(100)%
Other	(12,548)	(11,183)	(1,365)	12%
Total	110,543	273,546	(163,003)	(60)%

We recorded an operating profit of US$110.5 million for the year ended December 31, 2025, compared to US$273.5 million for the year ended December 31, 2024, as a result of the reasons described above.

In 2025, we recorded write-offs of unsuccessful exploration efforts of US$13.4 million, which corresponded to one exploratory well drilled in the PUT-8 Block in Colombia and other exploration costs incurred in previous years in the Putumayo Basin in Colombia. In 2024, we recorded write-offs of unsuccessful exploration efforts of US$14.8 million, which corresponded to two exploratory wells drilled in the CPO-5 Block in Colombia and two exploratory wells drilled in the Espejo Block in Ecuador.

During 2025, we also recognized an impairment loss of US$31.0 million in the Perico and Espejo Blocks due to the known selling price of the related net assets in the context of their divestment transaction.

In addition, during 2025 we incurred one-off termination costs of US$7.7 million in connection with cost efficiency measures implemented during the year.

Financial results

Net financial expense was US$54.6 million for the year ended December 31, 2025, compared to US$43.5 million for the year ended December 31, 2024. The increase was mainly driven by higher recurring interest expense associated with the Notes due 2030 issued in early 2025, which bear an interest rate of 8.75%. Interest expense and amortization of debt issue costs totaled US$49.3 million in 2025, compared to US$31.1 million in 2024. Net financial expense also included a one-off non-cash charge of US$6.2 million related to the accelerated amortization of deferred issuance costs associated with the Notes due 2027 which were partially repurchased in January 2025, partially offset by a one-off gain of US$10.2 million from the repurchase of Notes due 2030 below par value between June and October 2025. For further information about these transactions, please see “Item 4. Information on the Company—A. History and development of the company—Funding”.

Foreign exchange gain (loss)

Foreign exchange loss was US$7.3 million for the year ended December 31, 2025, compared to a foreign exchange gain of US$12.2 million for the year ended December 31, 2024. In both years, these results mainly reflected the impact of fluctuations in the Colombian peso on liabilities denominated in local currency, including income tax payable, provisions for asset retirement obligations and other environmental liabilities, as well as lease liabilities. The Colombian Peso revalued by 15% in 2025 and devalued by 15% in 2024. This loss was partially offset by currency risk management gains of US$3.2 million recognized during the year.

Profit before income tax

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	141,604	302,277	(160,673)	(53)%
Argentina	(3,982)	(4,202)	220	(5)%
Brazil	7,202	(9,620)	16,822	(175)%
Ecuador	(30,815)	(1,506)	(29,309)	1,946%
Chile	—	(82)	82	(100)%
Other	(65,358)	(44,696)	(20,662)	46%
Total	48,651	242,171	(193,520)	(80)%

For the year ended December 31, 2025, we recorded a profit before income tax of US$48.7 million, compared to a profit of US$242.2 million for the year ended December 31, 2024, primarily due to the reasons mentioned above.

Income tax expense

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	(10,327)	(141,525)	131,198	(93)%
Argentina	10,838	—	10,838	100%
Brazil	(1,287)	(246)	(1,041)	423%
Ecuador	(173)	(2,686)	2,513	(94)%
Chile	—	—	—	—%
Other	1,965	(1,335)	3,300	(247)%
Total	1,016	(145,792)	146,808	(101)%

Our consolidated effective tax rate was (2)% for the year ended December 31, 2025, compared to 60% in 2024, primarily reflecting a lower profit before income tax for the year, the impact of the revaluation of the Colombian peso on the tax bases of property, plant and equipment, the recognition of deferred tax assets related to previously unrecognized tax loss carryforwards in Argentina, which became recoverable as a result of the acquisition in the Vaca Muerta formation, and the reversal of deferred tax liabilities in Spain following the relocation of GeoPark Colombia S.L.U. from Madrid to Bizkaia (Basque Country) in 2025.

In 2025 and 2024, the statutory income tax rate in Colombia was 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The applicable surcharge for 2025 and 2024 was 0% and 10%, respectively.

Profit for the year

	Year ended December 31,		Change from prior year
	2025	2024		%

	(in thousands of US$, except for percentages)
Colombia	131,277	160,752	(29,475)	(18)%
Argentina	6,856	(4,202)	11,058	(263)%
Brazil	5,915	(9,866)	15,781	(160)%
Ecuador	(30,988)	(4,192)	(26,796)	639%
Chile	—	(82)	82	(100)%
Other	(63,393)	(46,031)	(17,362)	38%
Total	49,667	96,379	(46,712)	(48)%

For the year ended December 31, 2025, we recorded a net profit of US$49.7 million as a result of the reasons described above, compared to a net profit of US$96.4 million for the year ended December 31, 2024.

Year ended December 31, 2024, compared to year ended December 31, 2023

For a discussion of the results of our operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, please refer to “Item 5.—A. Operating Results—Results of Operations for the Year Ended December 31, 2024, compared to the year ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024.

B.    Liquidity and capital resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including changes in oil and natural gas prices and our ability to generate cash flows from our operations, our capital expenditure requirements, the level of our outstanding indebtedness and the interest we have to pay on this indebtedness, and changes in exchange rates which will impact our generation of cash flows from operations when measured in US$.

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

We believe that our current operations and 2026 capital expenditures program can be funded from cash flow from existing operations and cash on hand. Should our operating cash flow decline due to unforeseen events, including delivery restrictions or a protracted downturn in oil and gas prices, we would examine measures such as capital expenditure program reductions, oil prepayment agreements, disposition of assets, or issuance of equity, among others. We believe the liquidity and capital resource alternatives available to us will be adequate to fund our operations and provide flexibility until oil prices and industry conditions improve. This includes supporting our capital expenditure program, payment of debt services and dividends and any amount that may ultimately be paid in connection with commitments and contingencies. See “Item 4. Information on the Company—B. Business Overview— Our business strategy.”

Capital expenditures

In the past, we have funded our capital expenditures with proceeds from equity offerings, credit facilities, debt issuances and pre-sale agreements, as well as through cash generated from our operations. We expect to incur substantial expenses and capital expenditures as we develop our oil and natural gas prospects and acquire additional assets. See “Item 4. Information on the Company –B. Business Overview— Our business strategy”.

In the year ended December 31, 2025, we had total capital expenditures related to the purchase of property, plant and equipment of US$98.4 million (US$96.7 million, US$1.4 million, US$0.1 million and US$0.2 million, in Colombia, Argentina, Brazil and Ecuador, respectively).

In the year ended December 31, 2024, we had total capital expenditures related to the purchase of property, plant and equipment of US$191.3 million (US$167.0 million and US$24.1 million in Colombia and Ecuador, respectively).

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year ended December 31,
	2025	2024	2023

	(in thousands of US$)
Cash flows from (used in)
Operating activities	14,705	471,031	300,938
Investing activities	(155,495)	(226,855)	(198,590)
Financing activities	(36,122)	(99,240)	(98,721)
Net (decrease) increase in cash and cash equivalents	(176,912)	144,936	3,627

Cash flows from operating activities

For the year ended December 31, 2025, cash flows from operating activities were US$14.7 million compared to US$471.0 million for the year ended December 31, 2024. This variation was mainly from the repayment in 2025 of most of the oil sales prepayment of US$152 million drawn from the offtake and prepayment agreement with Vitol in November 2024, in addition to higher income tax for the year 2024 paid in 2025 and lower revenues reflecting lower deliveries and oil and gas prices in 2025.

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

Cash flows used in investing activities

For the year ended December 31, 2025, cash flows used in investing activities were US$155.5 million, a 31% decrease from US$226.9 million for the year ended December 31, 2024. This decrease primarily reflected lower capital expenditures in Colombia and Ecuador, the reimbursement of the US$38 million advance payment made in 2024 for the Unconsummated transaction in Argentina (Vaca Muerta), and the proceeds from divestments executed during the year. These effects were partially offset by the payment of US$115.5 million for the Acquisition in Argentina’s Vaca Muerta Formation.

For the year ended December 31, 2024, cash flows used in investing activities were US$226.9 million, a 14% increase from US$198.6 million for the year ended December 31, 2023. This variation is primarily explained by the advance payment of US$38 million for the Unconsumated transaction in Argentina (Vaca Muerta) in May 2024.

Cash flows used in financing activities

Cash flows used in financing activities were US$36.1 million for the year ended December 31, 2025, compared to US$99.2 million used in financing activities for the year ended December 31, 2024. This decrease primarily reflected the absence of significant repurchase of own common shares in 2025 compared to 2024, lower dividends distributed and lower lease payments during the year, as well as the impact of liability management transactions carried out in 2025, which included the issuance of US$550.0 million aggregate principal amount of Notes due 2030, bearing an interest rate of 8.75%, the repurchase of US$405.3 million aggregate principal amount of Notes due 2027, which bore an interest rate of 5.5%, both in early 2025, and the repurchase of US$108.3 million aggregate principal amount of Notes due 2030 between June and October 2025. While these transactions reduced near-term refinancing risk and improved liquidity, they also resulted in higher recurring interest expense due to the higher coupon on the Notes due 2030.

Cash flows used in financing activities were US$99.2 million for the year ended December 31, 2024, compared to US$98.7 million used in financing activities for the year ended December 31, 2023. This variation was mainly related to higher repurchase of own common shares, partially offset by proceeds from a short-term financial loan granted in Argentina and lower lease payments.

Indebtedness

As of December 31, 2025, and 2024, we had total outstanding indebtedness of US$553.5 million and US$514.3 million, respectively, as set forth in the table below.

	As of December 31,
	2025	2024

	(in thousands of US$)
Notes due 2030	454,305	—
Notes due 2027	96,242	504,535
Local debt in Colombia	3,000	—
Local debt in Argentina	—	9,798
Total	553,547	514,333

Our outstanding indebtedness as of December 31, 2025 is described below.

Notes due 2030

General

In January 2025, we issued US$550.0 million aggregate principal amount of 8.75% senior notes due 2030 (the “Notes due 2030”). We used the net proceeds of the offering to repurchase a portion of our Notes due 2027 for a nominal amount of US$405.3 million through a concurrent tender offer, to partially repay the prepayment drawn from the offtake and prepayment agreement with Vitol, and the remainder for general corporate purposes, including capital expenditures. This transaction improved our financial profile by extending our debt maturities.

Ranking

The Notes due 2030 constitute senior unsubordinated obligations of GeoPark Limited and are guaranteed by GeoPark Colombia, S.L.U., GeoPark Colombia S.A.S and GeoPark Argentina S.A. (the “Guarantors”). The Notes due 2030 rank equally in right of payment with all existing and future senior obligations of GeoPark Limited and the Guarantors (except those obligations preferred by operation of law, including without limitation labor and tax claims); rank senior in right of payment to all existing and future subordinated indebtedness of GeoPark Limited and the Guarantors; and rank effectively junior to any secured obligations of GeoPark Limited, the Guarantors and their respective subsidiaries to the extent of the value of the collateral securing such obligations.

Optional redemption

We may, at our option, redeem all or part of the Notes due 2030, at the redemption prices, expressed as percentages of principal amount, set forth below, plus accrued and unpaid interest thereon (including additional amounts), if any, to the applicable redemption date, if redeemed during the 12-month period beginning on January 31 of the years indicated below:

Year	Percentage
2027	104.375%
2028	102.188%
2029 and after	100.000%

Change of control

Upon the occurrence of certain events constituting a change of control, we are required to make an offer to repurchase all outstanding Notes due 2030, at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest (including any additional amounts payable in respect thereof) thereon to the date of purchase. If holders of not less than 90% in aggregate principal amount of the outstanding Notes due 2030 validly tender and do not withdraw such notes and we repurchase all such notes, we may redeem the Notes due 2030 that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of such redemption.

Covenants

The indenture governing the Notes due 2030 includes incurrence test covenants that provide, among other things, that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit our capacity to incur additional indebtedness, as specified in the indenture governing the Notes due 2030. Incurrence covenants as opposed to maintenance covenants must be tested before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others.

Events of default

Events of default under the indentures governing the Notes due 2030 include: the nonpayment of principal when due; default in the payment of interest, which continues for a period of 30 days; failure to make an offer to purchase and thereafter accept tendered notes following the occurrence of a change of control or as required by certain covenants in the indentures governing the Notes due 2030; cross payment default relating to debt with a principal amount of US$50.0 million or more, and cross-acceleration default following a judgment for US$50.0 million or more; bankruptcy and insolvency events; and invalidity or denial or disaffirmation of a guarantee of the notes. The occurrence of an event of default would permit or require the principal of and accrued interest on the Notes due 2030 to become or to be declared due and payable.

Notes due 2027

General

In January 2020, we issued US$350.0 million aggregate principal amount of 5.5% senior notes due 2027 (the “Notes due 2027”). In April 2021, we reopened our Notes due 2027, issuing an additional US$150.0 million principal amount. Final maturity will be January 17, 2027. On January 31, 2025, we repurchased a portion of our Notes due 2027 for a nominal amount of US$405.3 million through a concurrent tender offer.

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

Optional redemption

We had the option to redeem all or part of the Notes due 2027 at their principal amount plus accrued and unpaid interest thereon (including additional amounts), if any, beginning on January 17, 2026; however, we did not exercise this option.

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

Local debt in Colombia

On December 24, 2025, we executed a loan agreement with Bancolombia Panamá, S.A. for US$3.0 million to finance sustainable capital requirements associated to the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025, or as of December 31, 2024.

C.    Research and development, patents and licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 4. Information on the Company—B. Business Overview—Title to properties.”

D.    Trend information

For a discussion of Trend information, see “—A. Operating Results—Factors affecting our results of operations” and “Item 4. Information on the Company—B. Business Overview— Our business strategy.”

E.    Critical accounting policies and estimates

Not applicable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and executive officers

Board of directors

Our board of directors is currently composed of nine members. Our directors are elected by shareholders annually at the Company’s annual general meeting and can hold office for such term as the shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their office is otherwise vacated. The term for the current directors expires on the date of our next annual general meeting of shareholders to be held in 2026.

The current members of the board of directors were appointed at our annual general meeting held on August 6, 2025, except for Gabriel Gilinski, who was appointed to our board of directors on March 8, 2026 to fill an existing vacancy. The table below sets forth certain information concerning our current board of directors. All ages are current as of March 31, 2026.

			At the Company
Name	Position	Age	since
Sylvia Escovar (1)	Chair and Director	64	2020
James F. Park	Deputy Chair, Director and Co-founder	70	2002
Robert A. Bedingfield (1)(2)	Director	77	2015
Constantin Papadimitriou (1)(2)	Director	65	2018
Brian F. Maxted (1)	Director	68	2022
Carlos E. Macellari (1)(2)	Director	72	2022
Marcela Vaca (1)	Director	57	2012
Gabriel Gilinski	Director	39	2026
Felipe Bayon	Chief Executive Officer and Director	60	2025
(1)	Independent director under SEC Audit Committee rules.
(2)	Member of the Audit Committee.

Biographical information of the current members of our board of directors is set forth below. Unless otherwise indicated, the current business address for our directors is Calle 94 No. 11-30, 8th floor, Bogotá, Colombia.

Sylvia Escovar has been a member of our board of directors since August 2020 and was appointed as Chair on June 6, 2021. She is one of the most respected and admired business leaders in Latin America. An economist by training she has had a long and prestigious career in both the public and private sectors, having worked for the World Bank, the Central Bank of Colombia and the Colombian National Department of Planning. Previously, she served as Deputy Secretary of Education and Deputy Secretary of Finance for Bogota’s government as well as Vice President of Finance of Fiduciaria Bancolombia. Ms. Escovar was CEO of Organización Terpel S.A., the leading fuel distribution company in Colombia that operates also in Panama, Peru and the Dominican Republic from 2012 until December 2020. In 2014, Sylvia was named the top businessperson of the year by Portafolio, Colombia’s leading financial daily. In 2018, she received the National Order of Merit for spearheading private sector support for peacebuilding and reconciliation in Colombia. In 2020, she was the only woman on the Corporate Reputation Business Monitor’s list of Colombian leaders with the best reputation to rank in the top 10. Sylvia’s other board memberships include Organización Terpel S.A., Grupo Bancolombia, Empresa de Telecomunicaciones de Bogotá S.A. E.S.P., Grupo Energía Bogotá S.A. E.S.P. and Organización Corona S.A.. Sylvia has a bachelor’s degree in economics from the Universidad de los Andes in Colombia.

James F. Park co-founded the Company in 2002, and served for 20 years as our Chief Executive Officer until his retirement effective 30 June 2022, and has been a member of our board of directors since May 2002. He  founded, built the team, and led the strategy and growth of GeoPark from its small footprint at the southern tip of South America into becoming one of the leading oil and gas companies operating across Latin America today. He continues to serve as Vice Chairman of our board of directors, Chair of the Strategy and Risk Committee and a member of the Technical and

SPEED/Sustainability Committees.Mr. Park has more than 50 years of experience in all phases of the upstream oil and gas business, with a record of achievement in the acquisition, technical operation, and management of international projects and teams across the globe - including projects in North America, Central America, South America, Asia, Europe, Africa, and the Middle East - with focus on people, communities, and the environment. He earned a Bachelor of Science in Geophysics from the University of California at Berkeley and previously worked as a research scientist focused on earthquakes and tectonics at the Geophysics Laboratory of the University of Texas. Mr. Park has a degree in environmental management from the University of California at Santa Barbara and is a member of the board of directors of GoodRock LLC. He is a former board member of the humanitarian non-profit SEE (Surgical Eye Expeditions) International, and the service and advocacy non-profit Girls, Inc. He is a member of the AAPG and SPE, and has lived in Latin America since 2002.

Robert A. Bedingfield has been a member of our board of directors since March 2015. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies, including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. From 2013 to 2023, Mr. Bedingfield served as board member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC). Robert holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant.

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou was for 18 years the Head of General Oriental Investments S.A., the Investment Manager of the Cavenham Funds, as part of the Cavamont Group founded by the Late Sir James Goldsmith. During his tenure at the Cavamont group, Mr. Papadimitriou was initially CFO, then Head of the Private Equity Portfolio representing the group on the boards of associated companies including investments in the oil and gas, mining, real estate, and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is now a founding partner of Diorasis International, a company mainly focusing on investments in Aquaculture, and also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou is currently a non-executive board member of Cavamont Holdings Limited, Capland S.A. and Tellco AG. Constantin holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Brian F. Maxted has been a member of our board of directors since July 2022. He is a proven oil and gas explorer, private equity entrepreneur and public company leader in the upstream E&P business, with a global track record of significant basin and play discoveries over 30 years. He spent the first part of his professional life from the late 1970s working for BP in locations including Europe, Africa, North America and South America, where he was involved in the discovery of Colombia’s giant Cusiana and Cupiagua oil fields in the early 1990s. During the second half of his career from the mid-1990s through the 2010s Mr. Maxted held various exploration leadership roles for US-based independents, including Triton Energy and Hess Corporation. In 2003, Mr. Maxted became a founding partner and later the CEO/CXO and Board Director of Kosmos Energy. Mr. Maxted retired from Kosmos in 2019 and established Limatus Energy Advisory Limited to provide strategic counsel to upstream E&P companies. In addition, he led the formation of Lapis Energy – now Lapis Carbon Solutions Holdings LP, a company focused on carbon solutions in the US Lower 48, where he currently serves as Chair of the Board. Mr. Maxted is also a member of the board of directors of Triple 7 Energy Inc. Brian holds a bachelor’s degree in geology from the University of Sheffield and a master’s degree in organic geochemistry and petrology from the University of Newcastle-upon-Tyne.

Carlos E. Macellari has served as a member of our board of directors since July 2022. Dr. Macellari has more than 35 years of experience in oil and gas exploration, development and operations across South America, North America, Europe and Africa. He has held senior technical and executive positions at Tecpetrol, Repsol, Hocol, Benton Oil & Gas, Enron Oil & Gas International and Shell. As Director of Exploration and Development at Tecpetrol, he led the subsurface team responsible for the development of Fortín de Piedra, the largest gas-producing field in Argentina, and for the discovery and development of multiple oil fields in Colombia. At Repsol, he served as Worldwide Director of Geology, leading exploration activities resulting in significant discoveries in Libya, Algeria, Brazil (Pre-Salt), the Gulf of Mexico, Venezuela and Peru. Dr. Macellari has authored more than 50 technical publications and has lectured internationally. He is the founder of the Journal of South American Earth Sciences and currently serves as professor for postgraduate studies at Universidad Nacional de La Plata and as President of AAPG Latin America. He previously served on the boards of several companies within the Techint Group and currently serves as an independent director of Olympic Peru Inc. He is also the founder and managing director of Andes Energy Consulting. Carlos holds a bachelor’s degree in geology from the Universidad Nacional de La Plata in Argentina, and a master’s degree and a PhD in geology from Ohio State University.

Marcela Vaca has been a member of our board since July 2022, following ten years of distinguished service as the Company’s General Director and Chief Asset Officer (2012–2022). With over 20 years of experience in the oil and gas industry across Latin America, Ms. Vaca brings deep knowledge of the Company’s operations, strategy, and values. As General Director, she led GeoPark’s growth into one of Colombia’s leading independent E&P companies, with a strong focus on operational efficiency, ESG performance, and stakeholder engagement. She has played a central role in advancing the Company’s diversity and inclusion agenda and continues to promote female leadership as a driver of long-term value. Prior to joining GeoPark, Ms. Vaca was President of the Hupecol Group, where she led major field developments and executed key M&A transactions. She also served in senior legal and corporate affairs roles at GHK Company Colombia. She chaired the board of the Colombian Oil Association (ACP) and was a board member from 2010 to 2021. She is a Certified Corporate Director both in Colombia (Instituto Colombiano de Gobierno Corporativo) and in the United States (Harvard Business School), and currently serves on the boards of Corficolombiana, Fundación Juanfe, and Women in Connection. Marcela holds a Law degree with a specialization in Commercial Law, both from Pontificia Universidad Javeriana in Colombia, and an LL.M. Summa Cum Laude from Georgetown University as a Fulbright Scholar.

Gabriel Gilinski has been a member of our board since March 2026. He is a senior executive within the Gilinski Group and brings deep experience in financial services, banking and board-level governance, with a track record supporting the Group’s growth initiatives and portfolio expansion through hands-on involvement and strategic oversight across its businesses. He has been Director of JGB Financial Holdco Inc. since 2010 and has served on the boards of Banco GNB Paraguay (2013–2025), Banco GNB Perú (2013–2022), Banco GNB Sudameris S.A. in Colombia (2018–2022), and Corporación Financiera GNB Sudameris (2019–2022). He has also served as a board member of Grupo Nutresa S.A. since 2022 and was previously a board member of Grupo Sura S.A. (2022–2024). Earlier in his career, he served as Executive Vice President of JGB Bank (2008–2010) and worked as a financial consultant at The Boston Consulting Group in Santiago, Chile. Mr. Gilinski holds a bachelor’s degree from the University of Pennsylvania.

Felipe Bayon has served as our Chief Executive Officer and as a member of our board of directors since June 2025. Mr. Bayon is recognized as one of the most effective energy executives in Latin America with more than three decades of accomplishments in the international oil and gas industry. From 2017 to 2023, Mr. Bayon was CEO of Ecopetrol S.A. (NYSE:EC), one of the most important energy groups in Latin America, where he led 18,000 employees, oversaw production of approximately 700,000 boepd and revenues of over US$30 billion, and delivered record financial, operational, and safety results. He is a proven and disciplined dealmaker who brought Ecopetrol S.A. into the unconventional Permian Basin in the United States in partnership with Occidental Petroleum Corp., a project that grew from 0 to 150,000 bpd gross in 4 years, into the Brazilian ultra-deep water pre-salt play in partnership with Shell, as well as into a leading position in the Latin American power transmission sector and focused investments in renewable energies, water management, and nature-based climate solutions.

Mr. Bayon is a mechanical engineer who began his career in 1991 with Shell in field operations and projects, and then moved to BP where he worked for 21 years in increasingly important operational and management roles in Colombia, Argentina, Brazil, Bolivia, the United States and the United Kingdom, including his tenure as CEO of Pan American Energy, one of the leading private hydrocarbon producers in Argentina, from 2005 to 2010. Mr. Bayon has served on multiple boards of directors across the energy, utilities, education, and technology sectors.

Executive officers

Our executive officers are responsible for the management and representation of our company. The table below sets forth certain information concerning our current executive officers. All ages are current as of March 31, 2026.

			At the Company
Name	Position	Age	since
Felipe Bayon	Chief Executive Officer and Director	60	2025
Jaime Caballero Uribe	Chief Financial Officer	51	2024
Rodrigo Dalle Fiore	Chief Exploration and Development Officer	47	2023
Martín Terrado	Chief Operations Officer	51	2018
Agustina Wisky	Chief People Officer	49	2002

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

Martín Terrado has served as our Chief Operations Officer since July 2022. He previously served as our Director of Operations since he joined GeoPark in August 2018. Mr. Terrado has more than 29 years of experience in the oil industry and has held leadership roles in asset development, operations and planning. Prior to joining GeoPark, Mr. Terrado worked for Petrolera Argentina San Jorge and Chevron in different international operations, including Argentina, the United States and Venezuela. He led Chevron technical and operations teams of heavy oil assets in eastern and western Venezuela with production of 160,000 and 100,000 bopd respectively. Prior responsibilities include waterflooding, CO2 flooding and setting up Chevron’s operated unconventional Wolfcamp program in Midland, TX. Mr. Terrado has a degree in Petroleum Engineering from the Instituto Tecnológico de Buenos Aires (ITBA) and an MBA from the IAE Business School at the Universidad Austral in Buenos Aires. He is an active member and mentor at the Society of Petroleum Engineers (SPE) and is President of the board of Arpel. Mr. Terrado has published several papers at SPE and has US Patent #8175751 on EOR/IOR screening and performance prediction systems.

Agustina Wisky is GeoPark’s Chief People Officer, responsible for enriching and promoting an organizational culture based on trust, teamwork, continuous improvement, mutual respect, and diversity. Mrs. Wisky has been with the Company since it was founded in 2002, and she created and has led the People department for over 15 years, guided by the principles of attracting, motivating and developing the best professionals, and ensuring the comprehensive wellbeing of staff and their families. She previously held the position of Performance Director at GeoPark. Before joining GeoPark, Mrs. Wisky worked at PricewaterhouseCoopers and AES Gener in Argentina. Mrs. Wisky is a Public Accountant and has a master’s degree in Human Resources from the IAE Business School of the Universidad Austral in Buenos Aires, Argentina. Thanks to Mrs. Wisky’s leadership in the implementation of inclusion and diversity best practices, GeoPark won the Equipares Silver Award in 2020, which is given by the Government of Colombia with technical support from the United Nations Development Program. GeoPark was also included in the Bloomberg Gender-Equality Index (GEI) in 2022, which evaluates the performance of listed companies that are committed to transparency in gender reporting.

B.      Compensation

Executive officers and director compensation

For the year ended December 31, 2025, we paid an aggregate of US$1.6 million to the non-employee members of our board of directors for their services in all capacities. This does not include payments made to executive directors Mr. Andrés Ocampo (who served as Chief Executive Officer until May 31, 2025) and Mr. Felipe Bayon (who served as Chief Executive Officer since June 1, 2025), as they only received compensation in their capacity as executive officers (as described below). Disclosure of compensation on an individual basis is included in Note 10 to our Consolidated Financial Statement.

During this same period, we paid an aggregate of US$10.9 million for salaries and other benefits (including with respect to one-off severance and hiring payments related executive management changes during the year, grants of awards under the LTIP Executives and contingent amounts or deferred compensation accrued for the year, even if payable at a later date) to the executive officers of the Company for their services in all capacities.

Annual Bonus Program

Our Corporate Governance Guidelines set forth that the Compensation Committee will evaluate annually the performance of the Chief Executive Officer and the other executive officers of the Company based on objective and relevant corporate goals and that the independent members of the board of directors, in consultation with and at the recommendation of the Compensation Committee will review executive officers’ annual performance evaluations. In addition, the charter of the Compensation Committee establishes that the Committee shall review and approve written annual and longer-term corporate goals and objectives relevant to the compensation of the Chief Executive Officer and other executive officers, making sure that they are appropriately linked to the Company’s strategy.

In this regard, the Compensation Committee reviews and approves the annual performance scorecard that contains the performance metrics and objective criteria against which the Chief Executive Officer and the other executive officers are evaluated. Depending on the performance evaluation, the amounts to be paid to the Chief Executive Officer and the other executive officers as annual bonuses are recommended by the Committee and submitted to be approved by the independent members of our board of directors. The total bonus amount approved on March 2, 2026, based on a 2025 Scorecard result of 110%, amounts to US$2.7 million.

CEO Appointment

On April 2025, the board of directors selected and approved Felipe Bayon as the new Chief Executive Officer and a member of the board of directors of the Company, effective on June 1, 2025. This appointment follows the decision of Andrés Ocampo to step down for personal reasons.

Former CEO Severance Agreement

In connection with his departure from GeoPark in May 2025, Andrés Ocampo received certain severance benefits, including (i) cash severance payments, (ii) accelerated vesting of his outstanding and unvested restricted stock units (“RSUs”), (iii) continued vesting of his outstanding and unvested performance stock units (“PSUs”), (iv) 12 months of expatriate benefits and reimbursement for reasonable relocation costs and (v) 12 months of health insurance.

Former CEO Consultant Agreement

Mr. James F. Park, our former Chief Executive Officer and current non-executive member of the board of directors and a consultant of the Company, advising on M&A and strategic matters has a consulting agreement with the Company, which was approved by the board of directors. Such agreement governs his consulting services and does not provide for payments upon a termination of service (other than previously earned or accrued amounts).

Senior Management Severance

Our board of directors determined that it is in the best interests of the Company and its shareholders to provide certain members of the Company’s senior management with payments and benefits in connection with certain qualified terminations and/or in connection with certain change in control scenarios. Therefore, the board of directors approved the adoption of an Executive Termination and Change in Control Benefits Plan (the “Severance Plan”). In addition, the board of directors approved an employment agreement with our current Chief Executive Officer, Felipe Bayon, which provides for severance benefits consistent with those provided under the Severance Plan.

In the event of a termination of the executive’s employment without cause, resignation for good reason or termination due to the executive’s death or disability within 24 months following a change in control, the executive will be entitled to receive the following, subject to the execution of a release of claims: (i) cash severance in an amount equal to two times the sum of (a) the executive’s annual base salary, (b) the average of any cash bonuses paid in the two years preceding the termination date (for any year in which the executive did not receive an annual bonus in their current executive role, the executive’s target annual bonus for that year is used) and (c) an amount equal to the lesser of 15% of the executive’s annual base salary or US$50,000; provided that the executive will be entitled to receive the foregoing severance benefits within 30 days following the consummation of a change in control if the change in control results from an unsolicited offer in response to which the board recommends rejection of the offer and continues to recommend rejection of the offer until the closing date of the change in control and (ii) to the extent permitted by applicable law, continued health benefits, at the Company’s cost, for 12 months following the executive’s termination of employment. In addition, the Severance Plan provides that, in the event an executive has relocated at the Company’s request, the executive’s ex-pat benefits will be continued for a minimum of 12 months following the change in control.

Pursuant to the Severance Plan, in the event of a change in control, outstanding performance equity awards will convert into time-based equity awards based on actual performance through the date of the change in control and, except as set forth below, will vest in accordance with the awards’ original schedule, subject to the executive’s continued service through such date. In the event of a termination of the executive’s employment without cause, resignation for good reason or termination due to the executive’s death or disability within 24 months following a change in control: (i) all outstanding time-vesting equity awards will fully accelerate and vest; and (ii) performance equity awards, as converted in accordance with clause (i) above, will fully accelerate and vest. In the event that the acquiror cashes out outstanding equity awards at closing of the change in control, then, at closing, (i) performance awards will accelerate, and vest based on actual performance through the date of the change in control and (ii) all outstanding time-vesting equity awards will fully accelerate and vest.

In the event of a termination of the executive’s employment without cause, resignation for good reason or termination due to the executive’s death or disability, other than within the 24 months following a change in control, then, subject to the execution of a release of claims, the executive will be entitled to the following benefits: (i) cash severance in an amount equal to 1.5 times (or, in the case of the Chief Executive Officer, 2 times) the sum of (a) the executive’s annual base salary, (b) the average of any cash bonuses paid in the two years preceding the termination and (c) an amount equal to the lesser of 15% of the executive’s annual base salary or US$50,000, such aggregate severance amount in clauses (a) through (c)

shall be paid in 2 equal semi-annual installments, and (ii) to the extent permitted by applicable law, continued health benefits, at the Company’s cost, for 12 months following their termination of employment. In addition, the executive’s unvested equity awards will accelerate pro-rata (in the case of performance equity awards, subject to achievement of the applicable performance metrics).

Termination Plan for Employees

The plan aims to retain and attract employees by ensuring fair, transparent, and competitive treatment in the event of a termination without cause, reaffirming our commitment to employee care and long-term growth.

This plan applies to all direct employees. It does not apply to executive officers.

Upon termination without cause, the employee will be entitled to receive the following, subject to the execution and non-revocation of a release of claims in favor of the Company:

●	Legal termination payment, in accordance with applicable labor laws, calculated without applying any cap or limitation.
●	Additional severance payment equal to three monthly salaries, provided that the total gross compensation received (legal payment plus additional severance) shall not be less than six monthly salaries.
●	Six months of continued health coverage for the employee and their eligible dependents under the Company’s medical plan.
●	Pro-rata acceleration of any unvested RSUs under the Company’s Long-Term Incentive Program, calculated based on months of service completed during the vesting period.
●	Annual Performance Bonus: (i) if the termination occurs after the fiscal year-end but before the bonus payment date, the employee will receive the full bonus for the prior year, based on Company and individual performance results, and (ii) if the termination occurs after the mid-point of the fiscal year and the employee has completed at least six months of active service, the employee will be eligible for a pro-rated bonus for that year, based on actual performance up to the termination date.

GeoPark Limited 2018 Equity Incentive Plan

Given the expiration of our Stock Awards Plan on November 3, 2018, on November 5, 2018, we adopted the 2018 Equity Incentive Plan (the “Plan”) to motivate and reward those participating employees and executives to perform at the highest level and to further the best interests of the Company and our shareholders. The Plan is designed as an omnibus plan, pursuant to which we may grant awards in the form of options, share appreciation rights, restricted shares, restricted stock units (“RSUs”), performance awards, other share-based awards or other cash-based awards. Subject to adjustment as set forth in the Plan, the maximum number of shares available for issuance under the Plan was initially set at 5,000,000 shares. In February, 2026, our board of directors approved the registration of 2,001,554 recycled shares to be available for awards granted under the Plan. The applicable award documentation will set forth the terms and conditions of the awards granted under the Plan, including, but not limited to, the vesting conditions and the effect on a termination of service or a change in control on awards.

The following table sets forth the common share awards granted to our employees and executive officers under the Plan which are outstanding as of the date of this annual report:

Number of underlying common shares outstanding	Grant date	Vesting date
50,962 (1)	01/01/2020	01/02/2023
99,739 (2)	03/31/2022	03/31/2025
221,557 (3)	01/02/2023	01/02/2026
105,000 (4)	(5)	(5)
351,971 (6)	02/14/2024	02/14/2027
287,656 (7)	02/14/2025	02/14/2028
200,000 (8)	11/20/2025	11/21/2028
1,500,000 (9)	02/01/2026	02/01/2029
494,546 (10)	03/24/2026	02/14/2029
(1)

On November 6, 2019, our board of directors approved a share-based compensation program for approximately 800,000 shares to be granted in 2020. Considering the level of achievement of performance conditions, the Compensation Committee determined that only a total of 152,030 shares vested. As of December 31, 2025, 101,068 shares have been exercised, with a remaining amount of 50,962 shares to be exercised.

(2)

Retention and Hiring Bonus scheme initially covering 215,000 shares. The vesting date was March 31, 2025, or 3 years from grant date. As of December 31, 2025, 89,739 vested shares remain outstanding pending exercise, and 10,000 additional shares remain subject to vesting in May 2027.

(3)

LTIP Employees approved in December 2022 initially covered 1,000,000 shares. The vesting date of the RSUs was annually during a three-year period and the vesting date of the PSUs was on January 2, 2026. On January 30, 2026, considering the level of achievement of performance conditions, the Compensation Committee determined that only a total of 221,557 shares have vested.

(4)	One-time Bonuses.
(5)	The vesting date is 3 years from each grant date, which ranges between May 2026 and May 2028.
(6)	LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2027.
(7)	LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2028.
(8)	Retention and Hiring Bonus scheme approved in March 2025 covering 200,000 shares. The vesting date is November 21, 2028, or 3 years from the grant date.
(9)	LTIP Employees approved in February 2026 covering 1,500,000 shares. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs is on January 2, 2029.

(10) LTIP Executives. The vesting date of the RSUs is annually during a three-year period and the vesting date of the PSUs will be on January 2, 2029.

Currently, we have the following incentive equity programs in place under the Plan: the Retention and Hiring Bonus Scheme, the Long-Term Incentive Program for Executives (“LTIP Executives”) and the Long-Term Incentive Program for Employees (“LTIP Employees”).

Employees

Long-Term Incentive Program to Employees (“LTIP Employees”)

In February 2026, the Compensation Committee approved a new Long-Term Incentive program for employees and new hirings. The main characteristics of the program are:

●	All direct employees (non-top management) and new hires are eligible.
●	3-year program, with a grant date of March 1, 2026, or the date on which an employee is hired.
●	The components of the program are the following:
-	30% Time-based RSUs: vesting annually ratably in three equal installments; and
-	70% Company Performance PSUs: measured over three-year performance period (December 2025-December 2028), subject to twenty-trading-day average share price at the end of the period being higher than twenty-trading-day average share price at the beginning of the period. The company performance indicators are the following:
o	Adjusted EBITDA (50%)
o	2P Reserves Replacement Ratio (40%)
o	DJSI Score by 2028 (10%)
●	The vesting date of the PSUs will be on January 2, 2029.

Retention and Hiring Bonus Scheme

On March 4, 2025, our board of directors approved a pool of 200,000 shares oriented for retention of key employees and new hires bonuses. Awards are granted at hiring, upon promotion or as a form of special recognition. The vesting date is 3 years from the grant date. Employees must remain with the Group until the vesting date and achieve a minimum individual performance evaluation score of 2 (target).

Executive officers

Long-Term Incentive Program to Executive Officers (“LTIP Executives”)

In March 2022, our board of directors, based on the recommendation of the Compensation Committee, approved a new Long-Term Incentive program for the executive officers. Main characteristics of the program are:

●	All executive officers are eligible.
●	Grants are awarded annually to executive officers.
●	The components of the program are the following:
-	20% Time-based RSUs vesting ratably in three equal installments on each of the first three anniversaries of the grant date;
-	35% Relative Performance PSUs based on relative total shareholder return (“TSR”) and measured over a three-year performance period relative to peer group; and
-	45% Absolute Performance PSUs based on absolute TSR and measured over a three-year performance period.

In 2022, the Compensation Committee approved grants with respect to the LTIP Executives of an estimated 571,984 total shares, to vest during a three-year period. On February 17, 2023, February 26, 2024, March 4, 2025, and March 24, 2026, the Compensation Committee approved new grants of 197,197, 351,971, 287,656 and 494,546 shares, respectively, to vest during a three-year period.

On January 25, 2023, February 26, 2024, March 25, 2025 and January 30, 2026, the Compensation Committee determined that 246,110, 86,602, 93,326 and 47,608 shares, respectively, should be delivered to the participants according to the abovementioned grants.

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

Potential dilution resulting from Equity Incentive Compensation Plans

In accordance with the equity awards granted by the Company under its Stock Awards Program and the Plan, as of March 19, 2026, there were 1,105,940 outstanding shares that had been awarded but which had not yet vested, representing approximately 2% of the total issued share capital as of that date.

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

Board composition

Our bye-laws provide that the board of directors consist of a minimum of three board members or such other number as determined from time to time by board resolutions. On May 10, 2022, the board resolved to increase and fix the maximum number of board members to nine, effective as of July 14, 2022. Although the maximum number is currently set at nine, there were eight directors in office following Somit Varma’s resignation from the board and its committees on

January 19, 2026. On March 8, 2026, the board appointed Gabriel Gilinski to fill the resulting vacancy, effective immediately, bringing the number of directors currently in office to nine. According to our bye-laws the board of directors may fill such vacancy by resolution.

Committees of our board of directors

Our board of directors has established an Audit Committee, a Compensation Committee, a Nomination and Corporate Governance Committee, a Strategy and Risk Committee, a Technical Committee and a SPEED/Sustainability Committee. The composition and responsibilities of each board committee are described below. The Nomination and Corporate Governance Committee annually considers and recommends to the board of directors the membership and the chair of each board committee. Our board of directors may establish other committees to assist with its responsibilities.

Audit Committee

The Audit Committee is currently composed of three independent directors. The current members of the Audit Committee are Mr. Robert A. Bedingfield (who serves as Chairman of the committee), Mr. Constantin Papadimitriou and Mr. Carlos E. Macellari. Mr. Robert A. Bedingfield is regarded as audit committee financial expert. The Nomination and Corporate Governance Committee determined that Mr. Robert Bedingfield, Mr. Constantin Papadimitriou and Mr. Carlos E. Macellari are independent, as such term is defined under SEC rules applicable to foreign private issuers.

The main purposes of the Audit Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the board of directors in its oversight of: (i) the integrity of the Company’s financial statements and the company’s accounting and financial reporting processes and financial statement audits; (ii) the independent auditor’s performance, qualifications and independence; (iii) the Company’s compliance with legal and regulatory requirements and the Company’s ethical standards; (iv) the performance of the Company’s internal audit function; and (v) promote that the strategy of the Company aligns with the Company’s ethical standards.

Compensation Committee

The Compensation Committee is currently composed of four independent directors. The current members of the compensation committee are Mr. Constantin Papadimitriou (who serves as Chairman of the committee), Mr. Robert A. Bedingfield, Mr. Brian F. Maxted and Ms. Marcela Vaca.

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

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee is currently composed of three independent directors. The current members of the Nomination and Corporate Governance Committee are Ms. Marcela Vaca (who serves as Chair of the committee), Ms. Sylvia Escovar and Mr. Robert A. Bedingfield.

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

Strategy and Risk Committee

The Strategy and Risk Committee is currently composed of five directors. The current members of the Strategy and Risk Committee are Mr. James F. Park (who serves as Chairman of the committee), Mr. Constantin Papadimitriou, Mr. Brian F. Maxted, Mr. Carlos E. Macellari and Mr. Felipe Bayon.

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

Technical Committee

The Technical Committee is currently composed of four directors. The current members of the Technical Committee are Mr. Brian F. Maxted (who serves as Chairman of the committee), Mr. Carlos E. Macellari, Mr. James F. Park and Mr. Felipe Bayon.

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

SPEED/Sustainability Committee

The SPEED/Sustainability Committee is currently composed of four directors. The current members of the SPEED/Sustainability committee are Ms. Marcela Vaca (who serves as Chair of the committee), Ms. Sylvia Escovar, Mr. James F. Park and Mr. Felipe Bayon.

The main purposes of the SPEED/Sustainability Committee, without prejudice of any additional objectives or functions foreseen in its charter, are to assist the board in (i) its guidance and oversight function of the Company’s strategy concerning the SPEED/Sustainability matters, representing an integrated value system which stands for including the safety of its operations, the initiatives to give back value and prosperity to stakeholders, the wellbeing of employees, preservation of the environment, community development, and any other matters related to sustainability; and (ii) its review of the performance on the topics above.

Liability insurance

We maintain liability insurance coverage for all of our directors and officers, the level of which is reviewed annually.

D.    Employees

As of December 31, 2025, we had 382 employees, representing a decrease of 19.7% from December 31, 2024.

The following table sets forth a breakdown of our employees by geographic segment for the periods indicated.

	Year ended December 31,
	2025	2024	2023
Colombia	339	448	412
Argentina	36	15	15
Brazil	2	3	4
Ecuador	—	5	5
Chile	—	—	27
Corporate	5	5	7
Total	382	476	470

From time to time, we also utilize the services of independent contractors to perform various field and other services as needed. As of December 31, 2025, four of our employees were represented by labor unions or covered by collective bargaining agreements. We believe that relations with our employees are satisfactory.

E.    Share ownership

As of March 19, 2026, members of our board of directors and our executive officers held as a group 9,686,904 of our common shares and 15.0% of our outstanding share capital.

The following table shows the share ownership of each member of our board of directors and executive officers as of March 19, 2026.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
James F. Park (1)	8,817,251	13.6%
Sylvia Escovar	44,868	*	%
Robert A. Bedingfield	228,709	*	%
Constantin Papadimitriou	101,110	*	%
Brian F. Maxted	39,647	*	%
Carlos E. Macellari	53,296	*	%
Marcela Vaca	38,558	*	%
Gabriel Gilinski	—	*	%
Felipe Bayon	—	*	%
Jaime Caballero Uribe	8,350	*	%
Rodrigo Dalle Fiore	9,362	*	%
Martín Terrado	159,011	*	%
Agustina Wisky	186,742	*	%
Total	9,686,904	15.0%

*     Indicates ownership of less than 1% of outstanding common shares.

(1)	Includes shares held by Mr. Park directly and indirectly through GoodRock, LLC and Spark Resources LLC.

Certain members of our board of directors have, since the time of our initial public offering in the U.S., entered into certain pledges of Company securities in order to access some liquidity with respect to those shares and/or to diversify their holdings. Since June 2021, the Company has prohibited insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account. Exceptions may be granted by the board of directors on a case-by-case basis, provided that the proposed securities pledge is insignificant in respect of the Company’s market value, trading volume, total common shares outstanding of the Company, or any other consideration relevant in the board’s analysis, and shall be disclosed as required by law. The board may impose any reasonable conditions to meet these objectives.

F.    Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The following table presents the beneficial ownership of our common shares as of March 19, 2026, except for certain shareholders whose most recent publicly available information is as of another date, as noted below. The percentages reported herein are based on the shares outstanding as of March 19, 2026.

		Percentage of
		outstanding
Shareholder	Common shares	common shares
Jaime Gilinski (1)	16,663,243	25.8%
James F. Park (2)	8,817,251	13.6%
Parex Resources Inc. (3)	6,085,086	9.4%
Other shareholders	33,113,192	51.2%
Total	64,678,772	100.0%
(1)	16,463,243 and 200,000 shares are held by Colden and Spaldy Investments Limited, respectively, which are controlled by Jaime Gilinski. The information set forth above and listed in the table is based solely on the disclosure set forth in Mr. Gilinski’s most recent Schedule 13D filed with the SEC on March 20, 2026.
(2)	7,305,133 and 500,000 shares are held by GoodRock, LLC and Spark Resources LLC, respectively, which are controlled by James F. Park. 600,000 of Mr. Park’s shares have been pledged pursuant to lending arrangements and authorized by the board of directors.
(3)	The information set forth above and listed in the table is based solely on the disclosure set forth in Parex Resources Inc.’s most recent Schedule 13D filed with the SEC on March 12, 2026.

Principal shareholders do not have any different or special voting rights in comparison to any other common shareholder.

According to our transfer agent, as of March 19, 2026, we had 13 registered shareholders, out of which 5 are registered as U.S. shareholders. Since some of the shares are held by nominees, the number of shareholders may not be representative of the number of beneficial owners.

B.    Related party transactions

We have entered into the following transactions with related parties:

Executive Directors’ Service Agreements

We have entered into service contracts with certain of our executive directors. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Executive officers and director compensation—.”

For further information relating to our related party transactions and balances outstanding as of December 31, 2025, 2024 and 2023, please see Note 33 to our Consolidated Financial Statements.

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

On March 5, May 7, August 5 and November 5, 2025 the Company’s board of directors declared cash dividends of US$0.147, US$0.147, US$0.147 and US$0.03 per share, respectively, which were paid on March 31, June 5, September 4 and December 4, 2025.

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

Share capital and bye-laws

Our share capital consists of common shares only. Our authorized share capital consists of 5,171,949,000 common shares of par value US$0.001 per share. As of March 19, 2026, there are 64,678,772 common shares outstanding. All of our issued and outstanding common shares are fully paid and non-assessable. We also have an employee incentive program (LTIP Employees and LTIP Executives), pursuant to which we have granted share awards to our executive officers and employees. See “Item 6. Directors, Senior Management and Employees.”

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

On June 3, 2025, our board of directors authorized a new series of preferred shares designated as “Series A Preferred Shares” of par value US$0.001, in connection with the Company’s shareholder Rights Plan. Under the Rights Plan, one preferred share purchase right was distributed for each common share outstanding on June 13, 2025. Each right entitles the holder to purchase one one-hundredth of a Series A Preferred Share at an initial exercise price of US$36.00, subject to adjustment. The rights become exercisable if a person or group acquires 12% or more of the Company’s common shares without board of directors’ approval and may be redeemed by the Company at US$0.01 per right. No Series A Preferred Shares have been issued, and the adoption of the Rights Plan did not alter the Company’s issued or authorized share capital.

Furthermore, we entered into an SPA with Colden, by virue of which we agreed to terminate the Rights Plan on or prior to the 2026 anual meeting and not to adopt a shareholder rights plan or take similar measures in the future with the purpose of preventing Colden from (i) acquiring up to 32% of our outstanding common shares or (ii) making a tender offer for all of GeoPark Limited’s outstanding share capital. The SPA grants Colden certain board nomination rights and governance rights and subjects Colden to certain voting obligations. For a more detailed description of the SPA entered into with Colden, see “Item 4. Information on the Company—B. Business Overview—Recent Developments—Strategic Equity Investment by Grupo Gilinski.”

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

Business combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Under the Companies Act, unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at a meeting is required to pass a resolution to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Our bye-laws provide that an amalgamation or merger will require the approval of our board of directors and of our shareholders by a resolution adopted by 65% or more of the votes cast by shareholders who (being entitled to do so) vote in person or by proxy at any general meeting of the shareholders in accordance with the provisions of the bye-

laws. Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the value of those shares.

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

Shareholder Rights Plan

On June 3, 2025, our board of directors adopted a limited-duration shareholder rights plan (the “Rights Plan”), effective immediately and set to expire 364 days after adoption. The board implemented the Rights Plan to protect value for the Company and all shareholders in light of the unusually rapid and significant accumulation of our common shares by a single shareholder. The Rights Plan is intended to reduce the likelihood that any shareholder obtains undue influence or control through open-market accumulation without paying all shareholders an appropriate control premium or without allowing the board sufficient time to evaluate alternatives in the best interests of all shareholders.

Under the Rights Plan, the rights become exercisable if any person, entity or group acquires beneficial ownership of 12% or more of our outstanding common shares (including through derivatives) in a transaction not approved by the board.

If the triggering threshold is crossed, each right (other than those held by the triggering person, entity or group, which become void) entitles the holder, at the then-current exercise price, to purchase additional common shares having a then-current market value equal to twice the exercise price of the right.

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

The rules governing foreign tax credits are complex. For example, under applicable Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for a non-U.S. income tax to be creditable, the foreign jurisdiction’s income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Colombian income tax system meets all these requirements. The Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). With regards to the possible application of the Colombian and Argentine taxes on transfers of shares, described under "—Colombian tax on transfers of shares" and "—Argentine tax on transfers of shares" below, respectively, you generally will not be entitled to claim a foreign tax credit for any Colombian nor Argentine taxes imposed on gains from taxable dispositions of our common shares (although it is possible that such taxes may reduce the amount realized on the disposition).

Passive foreign investment company rules

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for 2025, and we do not expect to be a PFIC in the foreseeable future. However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including the income and assets of, among others, entities in which we hold at least a 25% interest), and the nature of our activities.

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

Argentine tax on transfers of shares

Argentina’s income tax law may impose tax on a non-resident seller upon the sale, transfer or other disposition of an interest in a foreign entity if, at the time of the transaction or at any time during the preceding 12 months, (i) 30% or more of the foreign entity’s market value is attributable, directly or indirectly, to assets located in Argentina, and (ii) the interest transferred represents 10% or more of the foreign entity’s equity (including, for purposes of this threshold, certain aggregation rules for transfers made by related parties). Where applicable, the tax is generally 15% on the actual net gain (if basis and costs are substantiated) or, alternatively, 15% on a deemed net gain equal to 90% of the sale price (an effective 13.5% tax on the sale price). The rules also provide an exception for transfers carried out within the same economic group, subject to applicable requirements. These rules generally apply to participations in foreign entities acquired on or after January 1, 2018. Although assets located in Argentina currently represent less than 30% of the Group’s total assets based on our consolidated financial statements, the applicability of these rules depends on the facts and circumstances at the time of a transaction; therefore, we monitor this exposure.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

As of December 31, 2025, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act), which are designed to provide reasonable assurance that the information we are required to disclose in the reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures. There are inherent limitations to the effectiveness of any disclosure controls and procedures system, including the possibility of human error and circumventing or overriding them. Even if effective, disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control - Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (2013).

Based on this assessment, management believes that, as of December 31, 2025, its internal control over financial reporting was effective based on those criteria.

Moreover, on October 16, 2025, we acquired operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste Blocks in the Vaca Muerta shale formation in Argentina (the “Acquired Business”). For further information please see “Item 4. Information on the Company—B. Business Overview—Acquisition in Argentina’s Vaca Muerta Formation.” As permitted by SEC staff interpretive guidance for newly acquired businesses, management excluded the Acquired Business from the evaluation of ICFR as of December 31, 2025. The Acquired Business represented approximately 13% of our total consolidated assets and 1% of our total consolidated revenues as of and for the year ended December 31, 2025.

Management’s conclusion regarding the effectiveness of our ICFR as of December 31, 2025 does not extend to the ICFR of the Acquired Business. The Acquired Business will be included in the scope of our ICFR assessment within the permitted timeframe, and its processes and controls will be evaluated as part of our assessment for the year ending December 31, 2026.

C.    Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Group’s internal control over financial reporting as of December 31, 2025, has been audited by independent registered public accounting firm, Ernst & Young Audit S.A.S. See pages F-5 to F-6 of this annual report.

D.    Changes in Internal Control over Financial Reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  Audit committee financial expert

We have determined that Mr. Robert A. Bedingfield, Mr. Constantin Papadimitriou and Mr. Carlos E. Macellari are independent, as such term is defined under SEC rules applicable to foreign private issuers. In addition, Mr. Robert A. Bedingfield is regarded as audit committee financial expert.

ITEM 16B.  Code of Ethics

We adopted a Code of Ethics on September 24, 2012 and last amended on March 4, 2025. It is applicable to the board of directors and all employees. Since its adoption date, we have not waived compliance with the Code of Ethics. The Code of Ethics is available at the Company’s website.

ITEM 16C.  Principal Accountant Fees and Services

The independent registered public accounting firm for the fiscal year ended December 31, 2025 and 2024 was Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited).

The following table provides detail in respect of audit, tax and other fees billed by the independent registered public accounting firm and other member firms of Ernst & Young Global Limited for professional services:

	2025	2024

	(in millions of US$)
Audit fees	1.12	1.02
Audit related fees	0.05	0.04
Total	1.17	1.06

Fees are shown net of VAT and other associated tax charges.

Audit Fees

Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our Consolidated Financial Statements and other services that generally only the independent accountant reasonably can provide, such as statutory audits, comfort letters, consents and assistance with and review of documents, accounting consultations and audits in connection with acquisitions, attestation of services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

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

We have had recurring programs to repurchase our own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of our shares outstanding, or approximately 5,611,797 shares, until December 31, 2024. During 2024 and 2025, no common shares were repurchased under this program. As of the date of this annual report, there is no any program to repurchase our own shares in place.

On March 20, 2024, we announced a tender offer to purchase up to US$50.0 million of our common shares. Consequently, on April 22, 2024, we acquired 4,369,181 of our common shares at a purchase price of US$10 per share, for a total cost of US$43.7 million, excluding fees and other expenses related to the tender offer.

The following table presents purchases of our common shares by the company and “affiliated purchasers” (as that term is defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) during 2025:

			Total Number of	Maximum Number (or
	Total		Shares Purchased as	Approximate Dollar Value) of
	Number of		Part of Publicly	Shares that May Yet be
	Shares	Price Paid	Announced Plans or	Purchased Under the Plans or
2025	Purchased	per Share	Programs	Programs
—	—	—	—	—

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

Director independence

The NYSE Standards require a majority of the membership of domestic NYSE-listed company boards to be composed of independent directors. Neither Bermuda law, the law of our country of incorporation, nor our memorandum of association or bye-laws require a majority of our board to consist of independent directors. However, pursuant to our corporate governance guidelines and in line with the NYSE Standards for U.S. companies, our board of directors is required to be comprised of at least a majority of independent directors.

At the date of this annual report, 67% of our board of directors is independent.

Non-management directors’ executive sessions

The NYSE Standards require non-management directors of NYSE-listed companies to meet at regularly scheduled executive sessions without management. Our memorandum of association and bye-laws do not require our non-management directors to hold such meetings.

Committee member composition

The NYSE Standards require domestic NYSE-listed companies to have a nominating/corporate governance committee and a compensation committee that are composed entirely of independent directors. Bermuda law, the law of our country of incorporation, does not impose similar requirements. However, pursuant to our corporate governance guidelines and committee charters and in line with the NYSE Standards for U.S. companies, both our nomination/corporate governance committee and our compensation committee are composed entirely of independent directors.

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

Foreign private issuers, such as us, will be exempt from these requirements if home country practice is followed. Bermuda law does not impose similar requirements, so we will not be required to implement the NYSE listing standards relating to compensation committees of domestic listed companies. Nonetheless, the Company has adopted its own definition of independence pursuant to its Corporate Governance Guidelines. This definition is applied in assessing the independence of directors. All current members of our compensation committee are independent, as defined in our Corporate Governance Guidelines. The charter of our compensation committee does not require the compensation committee to consider the independence of any advisers that assist them in fulfilling their duties.

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

ITEM 16K. Cybersecurity

GeoPark prioritizes cybersecurity risk management as an integral part of its overall enterprise risk management framework. Our cybersecurity risk management practices provide a structure for identifying, preventing, and responding to cyber threats and incidents while ensuring coordination across all departments.

Since 2022, we have successfully implemented the NIST Cybersecurity Framework and established a 24/7 Security Operations Center (SOC), reinforcing our commitment to cybersecurity and operational resilience. This framework includes:

●	inventory and prioritization of assets connected to GeoPark’s network;
●	implementation and evaluation of controls to protect those assets from cyber threats;
●	inventory and monitoring of critical information through data-loss prevention tools;
●	24/7 monitoring of cyber threats and the status of relevant assets;
●	implementation and testing of processes for mitigating and/or containing cyberattacks;
●	a cyber-incident management process; and
●	a recovery plan to minimize the impact of any cyberattack on the Company’s operations.

Under the NIST framework, we also address potential cybersecurity threats associated with third-party service providers by assessing operational dependencies and embedding cybersecurity requirements within contractual documentation. Third-party providers are required to periodically report on compliance with these requirements.

In 2025, we reinforced our defenses against cyber threats by enhancing our capabilities, adding new roles to the cybersecurity team, implementing continuous measurement and improvement processes, and conducting an independent external assessment of our cybersecurity strategy and framework. We implemented a corporate cybersecurity awareness program for all employees and third parties to strengthen GeoPark’s security culture.

In addition, we optimized our platforms and controls through advanced endpoint detection and response (EDR) and privileged access management (PAM) technologies, based on solutions from Palo Alto Networks and CyberArk, in line with international industry standards for endpoint protection, identity management, and critical access control. We also strengthened our technology infrastructure by adopting network segmentation policies, multifactor authentication, and patch automation, together with a site-recovery plan for critical applications that includes redundant systems in different geographic locations and multi-cloud backups across several service providers.

As part of this evolution, GeoPark adopted the Cybersecurity Capability Maturity Model (C2M2) as a complementary framework to NIST, allowing for a deeper and sector-specific assessment of cybersecurity capabilities within the energy industry and enhancing organizational maturity and resilience against digital threats.

Our board of directors has overall oversight responsibility for risk management and delegates cybersecurity risk oversight to the Audit Committee. In this capacity, the Audit Committee reviews and reports to the board on cybersecurity risks and plans to ensure that management has effective processes to identify, assess, and mitigate cyber risks. Management is responsible for ongoing risk assessment and program maintenance, a process led by our IT Director with the support of our Cybersecurity and Compliance Manager. The IT Director and Cybersecurity and Compliance Manager regularly update the Audit Committee on the Company’s cybersecurity programs, risks, and mitigation strategies.

Our IT Director is a systems engineer with a master’s degree in systems and computing engineering focused on analytics and artificial intelligence, and a master’s degree in business administration. She has more than 16 years of experience in IT roles leading high-impact teams in the adoption of technologies that strengthen organizational strategy and results. Prior to joining GeoPark, she served as Regional Director for Microsoft in Colombia and as Chief Information Officer for Andes University in Colombia.

Our Cybersecurity and Compliance Manager brings over 20 years of experience in cybersecurity, digital transformation, and technology risk management in the oil and gas sector and multinational corporations. He is a systems engineer with a specialization in telecommunications and a master’s degree in project management. He has successfully designed and executed enterprise-wide cybersecurity strategies that protect critical infrastructure and ensure regulatory compliance. He has implemented global cybersecurity frameworks, including NIST and C2M2, strengthening the organization’s security posture and aligning risk management with business objectives. His contributions extend to the World Economic Forum (WEF), where he actively participates in developing global cybersecurity strategies. With deep expertise in governance, risk management, and compliance (GRC), he leads proactive risk mitigation initiatives, fortifying the organization’s defense against emerging threats and fostering a resilient cybersecurity culture across all operational levels.

If a cyberattack occurs, our incident-management process is activated and an interdisciplinary committee (including the IT Director, Cybersecurity and Compliance Manager, and cybersecurity team) is convened to contain the attack as quickly as possible with minimal impact on operations. This process includes an escalation matrix where, depending on the infrastructure and information affected, incident management is assigned to specific roles within the Company. Any material incidents must be reported by the IT Director and Cybersecurity and Compliance Manager to the Audit Committee and the board of directors.

As part of our risk-management process, we perform annual reviews to inventory, evaluate, and assess cybersecurity risks, including those related to third-party service providers, at both the information and operational infrastructure levels. To ensure independent assessment, we engage a third-party cybersecurity expert with experience in risk-evaluation methodologies and mitigation plan design to conduct ethical-hacking exercises testing (i) external attack paths that could be used to compromise our infrastructure and data, and (ii) internal SOC capabilities to detect and contain such simulated attacks.

Following these annual reviews, mitigation plans are prepared by the Cybersecurity and Compliance Manager and approved by the IT Director to eliminate identified risks or reduce them to acceptable levels. Once approved, the plans are presented to the Audit Committee. We also engage a third-party cybersecurity expert to perform an annual audit assessing the effectiveness of existing cybersecurity controls. The results of these audits are shared with the Audit Committee.

As cyber threats continue to evolve, we may need to invest additional resources to further enhance protective measures and remediate potential information-security vulnerabilities. We maintain a cybersecurity insurance policy and recognize that the continuously evolving threat landscape may require significant additional resources. In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or guarantee that we have not experienced an undetected incident. For more information about these risks, please see “Risk Factors – Our business could be negatively impacted by cybersecurity threats and related disruptions.” in this annual report on Form 20-F.

As part of our overall cybersecurity risk management program, our recently initiated operations in Argentina have been fully integrated into our corporate cybersecurity framework. In October 2025, we initiated operations in Argentina following the full integration of our corporate and operational systems. All systems and applications implemented in the country were subjected to our cybersecurity and risk-assessment protocols prior to deployment, including vulnerability testing, network segmentation, and access-control validation. As of the date of this annual report, the Argentine operation remains stable, with no technology or security alerts reported, and cybersecurity performance fully aligned with our corporate standards.

The main cybersecurity risks identified in connection with the new operation include: (i) potential exposure to local third-party networks and service providers; (ii) integration risks associated with new data environments and inter-country connectivity; (iii) regulatory and data-protection compliance under local frameworks; and (iv) a broader attack surface resulting from distributed infrastructure. Each of these risks is actively mitigated through our corporate controls, including continuous monitoring via the 24/7 SOC, privileged access management (PAM) through CyberArk, endpoint detection and response (EDR) using Palo Alto Networks, and alignment with the NIST and C2M2 frameworks to ensure consistent oversight and operational resilience across all jurisdictions.

PART III

ITEM 17. Financial statements

We have responded to Item 18 in lieu of this item.

ITEM 18. Financial statements

Financial Statements are filed as part of this annual report, see pages F-1 to F-79 to this annual report.

ITEM 19. Exhibits

Exhibit no.	Description
1.1	Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.2	Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).
1.3	Current bye-laws (incorporated herein by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2025).
1.4	Certificate of Incorporation on Name Change (incorporated herein by reference to Exhibit 1.4 to the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021).
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

2.4

Indenture dated January 31, 2025, among GeoPark Limited and the Bank of New York Mellon (incorporated herein by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F filed with the SEC on April 2, 2025).

2.5 (a)	Description of Securities – Common Shares. *
2.5 (b)	Description of Securities – Series A Preferred Shares Purchase Rights *
2.6 (a)

Rights Agreement, dated as of June 3, 2025, between GeoPark Limited and Computershare Trust Company, N.A. (incorporated herein by reference to the Company’s Form 6-K furnished to the SEC on June 3, 2025).

2.6 (b)

Amendment no. 1 to Rights Agreement, dated as of March 5, 2026, between GeoPark Limited and Computershare Trust Company, N.A. (incorporated herein by reference to the Company’s Form 6-K furnished to the SEC on March 6, 2026).

4.1

Exploration and Production Contract regarding exploration for and exploitation of hydrocarbons in the Llanos 34 Block, dated March 13, 2009, between the Colombian Agencia Nacional de Hidrocarburos and Unión Temporal Llanos 34 (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-191068) filed with the SEC on September 9, 2013).

4.2

Sale and purchase agreement related, among others, to the hydrocarbons blocks “Loma Jarillosa Este” and “Puesto Silva Oeste” in the Neuquén Province, dated September 25, 2025, between Pluspetrol S.A. and GeoPark Argentina S.A. (portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K).*†

4.3

Share purchase agreement by and between GeoPark Limited and Colden Investments S.A. dated as of March 5, 2026 (incorporated herein by reference to the Company’s Form 6-K furnished to the SEC on March 6, 2026).

8.1	Subsidiaries of GeoPark Limited.*
11.1	Insider Trading Policy.*
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit no.	Description
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.*
15.1	Consent of Ernst & Young Audit S.A.S. (member of Ernst & Young Global Limited). *
15.2	Consents of DeGolyer and MacNaughton to use its report.*
97.1	Compensation Recoupment Policy. (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2024).
99.1	Reserves Report of DeGolyer and MacNaughton dated March 3, 2026, for reserves in Argentina and Colombia as of December 31, 2025.*
101.INS	Inline XBRL Instance Document*
101.SCH	XBRL Taxonomy Extension Schema Document*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*
104	104 Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101)
*	Filed with this Annual Report on Form 20-F.
†

Pursuant to Instruction 4 to Item 19 of Form 20-F and Rule 601(b)(10) of Regulation S-K, the registrant has omitted from the filed version of this exhibit certain non-material schedules and attachments containing detailed employee compensation and other confidential information. The omitted information is not material and is the type that the registrant customarily and actually treats as private or confidential. A complete unredacted copy of the exhibit has been retained by the registrant and will be furnished to the U.S. Securities and Exchange Commission staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GEOPARK LIMITED

By:	/s/ Felipe Bayon
Name: Felipe Bayon
Title: Chief Executive Officer and Director

Date: March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GeoPark Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GeoPark Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2026 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Depreciation, depletion and amortization (DD&A) of oil and gas properties and production facilities and machinery
Description of the Matter

As described in Note 2.11 to the consolidated financial statements, capitalized costs of proved oil and gas properties and production facilities and machinery are depreciated using the unit-of-production method based on commercially proved and probable oil reserves that are estimated by independent reserves engineers. As further described in Note 18, the carrying amount of the Company’s oil and gas properties and production facilities and machinery as of December 31, 2025 was $644 million, and the related DD&A expense recognized during the year was $112 million. The estimation of proved and probable oil reserves requires an evaluation of inputs, such as historical oil production and the future prices of oil, among others.

Auditing the Company’s calculation of the DD&A expense of oil and gas properties and production facilities and machinery was complex because of the use of the work of the Company’s independent reserves engineers and the evaluation of management’s inputs described above, which were used by the Company’s independent reserves engineers in estimating proved and probable oil reserves.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to determine DD&A expense of oil and gas properties and production facilities and machinery, including management’s controls over the completeness and the accuracy of the data related to historical oil production and future prices of oil provided to the independent reserves engineers for use in the estimation of proved and probable oil reserves.

Our audit procedures included, among others, obtaining the reserves report from the independent reserves engineers, evaluating the competence, capabilities and objectivity of the independent reserves engineers and evaluating the methodology used in the preparation of the reserves estimates. Additionally, we evaluated the professional qualifications and experience of management’s officer responsible for overseeing the preparation of the oil reserves estimates. Furthermore, we evaluated the completeness and accuracy of the data related to historical production and future prices of oil used by the independent reserves engineers in estimating proved and probable oil reserves by agreeing to source documentation. We tested the mathematical accuracy of the DD&A computations for oil and gas properties and production facilities and machinery, including testing the underlying data by comparing the proved and probable oil reserves amounts used in the calculations to the reserves report prepared by the independent reserves engineers.

Fair value measurement of oil and gas properties and related mineral interest acquired in the Vaca Muerta formation
Description of the Matter

As described in Note 2.7 to the consolidated financial statements, business combinations are accounted for using the acquisition method, under which the consideration transferred is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. As further described in Note 34.1, on October 16, 2025, the Company completed the acquisition of Loma Jarillosa Este and Puesto Silva Oeste, two blocks in Argentina’s Vaca Muerta formation, for total consideration of US$ 115 million.

The Company estimated the fair value of acquired oil and gas properties and related mineral interests using an income approach based on the present value of expected future cash flows, which were determined based on oil reserves estimated by independent reserves engineers. The estimation of oil reserves requires an evaluation of inputs, such as historical oil production and the future prices of oil, among others. The estimation of the fair value of acquired oil and gas properties and related mineral interest also involved determination of the discount rate used to present value the expected future cash flows.

Auditing the Company’s fair value of the acquired oil and gas properties and related mineral interest was complex because of the use of the work of the Company’s independent reserves engineers and the evaluation of management’s assumptions described above, which were used by the Company’s independent reserves engineers in estimating oil reserves, and the determination of the discount rate.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its process to determine the fair value of the acquired oil and gas properties and related mineral interests, including management’s controls over the completeness and accuracy of the data related to historical oil production and future prices of oil provided to the independent reserves engineers for use in the estimation of oil reserves and management’s controls over the determination of the discount rate.

Our audit procedures included, among others, obtaining the reserves report from the independent reserves engineers, evaluating the competence, capabilities and objectivity of the independent reserves engineers and evaluating the methodology used in the preparation of the reserves estimates. Additionally, we evaluated the professional qualifications and experience of management’s officer responsible for overseeing the preparation of the oil reserves estimates. Furthermore, we evaluated the completeness and accuracy of the data related to historical production and future prices of oil used by the independent reserves engineers in estimating oil reserves by agreeing to source documentation. We also involved our valuation specialists to assist with the evaluation of certain assumptions, including the discount rate, among others.

/s/ Ernst & Young Audit S.A.S.

We have served as the Company’s auditor since 2023.

Bogotá, Colombia

March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GeoPark Limited

Opinion on Internal Control over Financial Reporting

We have audited GeoPark Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, GeoPark Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the acquired operated working interests in the Loma Jarillosa Este and Puesto Silva Oeste blocks in the Vaca Muerta formation in Argentina, which are included in the 2025 consolidated financial statements of the Company and constituted 13% of total assets as of December 31, 2025 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Loma Jarillosa Este and Puesto Silva Oeste blocks.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flow for each of the three years in the period ended December 31, 2025, and the related notes and our report date March 31, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.

Bogotá, Colombia

March 31, 2026

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$´000	Note	2025	2024	2023
REVENUE	7	492,518	660,838	756,625
Production and operating costs	8	(141,059)	(164,034)	(232,325)
Geological and geophysical expenses	11	(10,538)	(12,595)	(11,192)
Administrative expenses	12	(40,544)	(49,534)	(43,969)
Selling expenses	13	(20,909)	(14,914)	(13,084)
Depreciation	9	(117,190)	(130,659)	(120,934)
Write-off of unsuccessful exploration efforts	18	(13,422)	(14,779)	(29,563)
Impairment loss for non-financial assets	18‑35	(30,989)	—	(13,332)
Other (expenses) income, net		(7,324)	(777)	(21,319)
OPERATING PROFIT		110,543	273,546	270,907
Financial expenses	14	(76,324)	(51,551)	(45,815)
Financial income	14	21,718	8,016	6,237
Foreign exchange (loss) gain	14	(7,286)	12,160	(16,820)
PROFIT BEFORE INCOME TAX		48,651	242,171	214,509
Income tax benefit (expense)	15	1,016	(145,792)	(103,441)
PROFIT FOR THE YEAR		49,667	96,379	111,068
Earnings per share (in US$). Basic	17	0.96	1.84	1.95
Earnings per share (in US$). Diluted	17	0.95	1.81	1.94

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$´000	2025	2024	2023
Profit for the year	49,667	96,379	111,068
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Currency translation differences	(16)	(1,628)	1,624
Profit (Loss) on cash flow hedges (a)	19,433	(960)	2,738
Income tax (expense) benefit relating to cash flow hedges	(6,842)	932	(1,369)
Other comprehensive profit (loss) for the year	12,575	(1,656)	2,993

Total comprehensive profit for the year	62,242	94,723	114,061
(a)	Unrealized result on commodity risk management contracts designated as cash flow hedges. See Note 7.1.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$´000	Note	2025	2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	18	775,686	740,491
Right-of-use assets	26	20,496	24,451
Prepayments and other receivables	20	3,990	2,650
Other financial assets	23	12	1,020
Deferred income tax asset	16	20,579	1,332
TOTAL NON-CURRENT ASSETS		820,763	769,944
CURRENT ASSETS
Inventories	21	12,379	10,567
Trade receivables	22	39,095	40,211
Prepayments and other receivables	20	42,394	79,731
Derivative financial instrument assets	23	25,498	2,764
Other financial assets	23	—	20,088
Cash and cash equivalents	23	100,318	276,750
TOTAL CURRENT ASSETS		219,684	430,111
TOTAL ASSETS		1,040,447	1,200,055
EQUITY
Equity attributable to owners of the Company
Share capital	24.1	52	51
Share premium		79,716	73,750
Translation reserve		(11,606)	(11,590)
Other reserves		27,644	15,053
Retained earnings		149,991	126,027
TOTAL EQUITY		245,797	203,291
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	25	535,080	492,007
Lease liabilities	26	18,889	17,318
Provisions and other long-term liabilities	27	24,630	31,952
Deferred income tax liability	16	78,821	86,814
TOTAL NON-CURRENT LIABILITIES		657,420	628,091
CURRENT LIABILITIES
Borrowings	25	18,467	22,326
Lease liabilities	26	7,106	8,605
Derivative financial instrument liabilities	23	620	464
Current income tax liabilities	15	—	57,329
Trade and other payables	28	111,037	279,949
TOTAL CURRENT LIABILITIES		137,230	368,673
TOTAL LIABILITIES		794,650	996,764
TOTAL EQUITY AND LIABILITIES		1,040,447	1,200,055

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
					Retained
					Earnings
	Share	Share	Translation	Other	(Accumulated
Amount in US$‘000	Capital	Premium	Reserve	Reserves	Losses)	Total
Equity as of January 1, 2023	58	134,798	(11,586)	73,462	(81,147)	115,585
Comprehensive income:
Profit for the year	—	—	—	—	111,068	111,068
Other comprehensive profit for the year	—	—	1,624	1,369	—	2,993
Total Comprehensive profit for the year 2023	—	—	1,624	1,369	111,068	114,061
Transactions with owners:
Share-based payment (Note 30)	1	7,718	—	—	(391)	7,328
Repurchase of shares (Note 24.1.3)	(4)	(31,235)	—	—	—	(31,239)
Cash distribution (Note 24.2)	—	—	—	(29,715)	—	(29,715)
Total 2023	(3)	(23,517)	—	(29,715)	(391)	(53,626)
Balances as of December 31, 2023	55	111,281	(9,962)	45,116	29,530	176,020
Comprehensive income:
Profit for the year	—	—	—	—	96,379	96,379
Other comprehensive loss for the year	—	—	(1,628)	(28)	—	(1,656)
Total Comprehensive (loss) profit for the year 2024	—	—	(1,628)	(28)	96,379	94,723
Transactions with owners:
Share-based payment (Note 30)	—	6,156	—	—	118	6,274
Repurchase of shares (Note 24.1.3)	(4)	(43,687)	—	—	—	(43,691)
Cash distribution (Note 24.2)	—	—	—	(30,035)	—	(30,035)
Total 2024	(4)	(37,531)	—	(30,035)	118	(67,452)
Balances as of December 31, 2024	51	73,750	(11,590)	15,053	126,027	203,291
Comprehensive income:
Profit for the year	—	—	—	—	49,667	49,667
Other comprehensive (loss) profit for the year	—	—	(16)	12,591	—	12,575
Total Comprehensive (loss) profit for the year 2025	—	—	(16)	12,591	49,667	62,242
Transactions with owners:
Share-based payment (Note 30)	1	5,966	—	—	(1,500)	4,467
Cash distribution (Note 24.2)	—	—	—	—	(24,203)	(24,203)
Total 2025	1	5,966	—	—	(25,703)	(19,736)
Balances as of December 31, 2025	52	79,716	(11,606)	27,644	149,991	245,797

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$‘000	Note	2025	2024	2023
Operating activities
Profit for the year		49,667	96,379	111,068
Adjustments to reconcile profit to net cash flows for:
Income tax (benefit) expense	15	(1,016)	145,792	103,441
Depreciation	9	117,190	130,659	120,934
Loss on disposal of property, plant and equipment		29	38	426
Impairment loss for non-financial assets	18‑35	30,989	—	13,332
Write-off of unsuccessful exploration efforts	18	13,422	14,779	29,563
Interest and amortization of debt issue costs	14	49,298	31,088	30,839
Borrowings cancellation gain, net	14	(3,917)	—	—
Amortization of other long-term liabilities	27	(90)	(107)	(127)
Unwinding of long-term liabilities	14	4,780	5,153	6,456
Share-based payment expenses		4,467	6,274	7,328
Foreign exchange loss (gain)	14	10,065	(12,160)	19,729
Income tax paid (a)		(96,870)	(66,805)	(115,626)
Changes in working capital	5	(163,309)	119,941	(26,425)
Cash flows from operating activities – net		14,705	471,031	300,938
Investing activities
Purchase of property, plant and equipment		(98,358)	(191,310)	(199,040)
Acquisitions of business	34.1	(115,518)	—	—
Unconsummated transaction in Argentina	34.5	38,000	(38,000)	—
Proceeds from divestment of long-term assets	34.2-34.3-34.4	20,381	2,455	450
Cash flows used in investing activities – net		(155,495)	(226,855)	(198,590)
Financing activities
Proceeds from borrowings	5	553,000	10,728	—
Debt issuance costs paid	5	(5,034)	—	—
Principal paid	5	(512,629)	(731)	—
Interest paid	5	(41,523)	(27,736)	(27,500)
Lease payments	5	(5,733)	(7,775)	(10,267)
Repurchase of shares	24.1	—	(43,691)	(31,239)
Cash distribution	24.2	(24,203)	(30,035)	(29,715)
Cash flows used in financing activities – net		(36,122)	(99,240)	(98,721)
Net (decrease) increase in cash and cash equivalents		(176,912)	144,936	3,627

Cash and cash equivalents at January 1		276,750	133,036	128,843
Currency translation differences		480	(1,222)	566
Cash and cash equivalents at the end of the year		100,318	276,750	133,036

Cash and cash equivalents are comprised by:
Cash in bank and bank deposits		100,317	276,739	133,023
Cash in hand		1	11	13
Cash and cash equivalents		100,318	276,750	133,036
a)	Includes self-withholding taxes for US$ 13,206,000, US$ 22,324,000, and US$ 35,116,000 in 2025, 2024 and 2023, respectively.

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

These Consolidated Financial Statements were authorized for issue by the Board of Directors and approved to be included in our 2025 annual report (Form 20-F) on March 31, 2026.

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

2.1.1 Changes in accounting policy and disclosure

2.1.1.1 New and amended standards and interpretations

The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2025, as follows:

Lack of Exchangeability - Amendments to IAS 21

For annual reporting periods beginning on or after January 1, 2025, Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

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

The standard requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and it also includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

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

IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements. The initial expected material impacts on Group’s financial statements are, as follows:

●	Foreign exchange differences will be classified in the category where the related income and expense form the item giving rising to the foreign exchange differences.
●	New disclosure will be added: (a) management-defined performance measures; (b) specified expense by nature if expenses are presented by function in the operating category of the statement of profit or loss; and (c) a reconciliation for each line item in the statement of profit or loss between the restated amounts presented applying IFRS 18 and the amounts previously presented applying IAS 1.
●	Interest received and interest paid will be classified in the investing activities and financing activities, respectively, on the statement of cash flows.

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

Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments (the Amendments). The Amendments include:

●	A clarification that a financial liability is derecognised on the ‘settlement date’ and the introduction of an accounting policy choice (if specific conditions are met) to derecognise financial liabilities settled using an electronic payment system before the settlement date.
●	Additional guidance on how the contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features should be assessed.
●	Clarifications on what constitute ‘non-recourse features’ and what are the characteristics of contractually linked instruments.
●	The introduction of disclosures for financial instruments with contingent features and additional disclosure requirements for equity instruments classified at fair value through other comprehensive income (OCI).

The Amendments are effective for annual periods starting on or after January 1, 2026, with early adoption permitted for classification of financial assets and related disclosures only. The Group does not anticipate that the amendments will have a material effect on the Group’s financial statements.

Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.

The amendments will be effective for reporting periods beginning on or after January 1, 2026. Earlier application is permitted and must be disclosed.

The amendments are not expected to have a material impact on the Group’s financial statements.

Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity. The amendments apply only to contracts that reference nature-dependent electricity; the amendments:

●	Clarify the application of the ‘own-use’ requirements for in-scope contracts.
●	Amend the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts.
●	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The amendments will take effect for annual reporting periods starting on or after January 1, 2026. Early adoption is allowed, but it must be disclosed. The amendments concerning the own-use exception are to be applied retrospectively, while the hedge accounting amendments should be applied prospectively to new hedging relationships designated from the initial application date. Additionally, the IFRS 7 disclosure amendments must be implemented alongside the IFRS 9 amendments. If an entity does not restate comparative information, it cannot present comparative disclosures.

The Group does not expect that the amendments will have a material impact on its financial statements.

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

Considering the performance of the operations, the Group’s cash position of US$ 100,318,000, the oil hedges to mitigate the price risk exposure within the next twelve to eighteen months, and the fact that, as of December 31, 2025, 83% of its total indebtedness matures in January 2030, the Directors have formed a judgement, at the time of approving the Consolidated Financial Statements, that there is a reasonable expectation that the Group has adequate resources to meet all its obligations for the foreseeable future. For this reason, the Directors have continued to adopt the going concern basis in preparing the Consolidated Financial Statements.

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

2.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

2.5 Foreign currency translation

2.5.1 Functional and presentation currency

The Consolidated Financial Statements are presented in U.S. Dollars, which is the Group’s presentation currency.

Items included in the Consolidated Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Colombia, Argentina and Ecuador is the U.S. Dollar, meanwhile for the Group’s Brazilian company the functional currency is the local currency, which is the Brazilian Real.

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

The Group’s sales of crude oil are priced based on market prices. The sales price is linked to U.S. Dollar denominated crude oil international benchmarks, such as Brent, adjusted for certain marketing and quality discounts based on, among other things, American Petroleum Institute (“API”) gravity, viscosity, sulphur content, delivery point and transport costs. The Group’s sales of natural gas, maily from the Manati gas field in Brazil, were priced based on long-term Gas Supply contracts with customers.

Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property. See Note 32.1.2.

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

A charge of US$ 13,422,000 has been recognized in the Consolidated Statement of Income within the ‘Write-off of unsuccessful exploration efforts’ line item (US$ 14,779,000 in 2024 and US$ 29,563,000 in 2023). See Note 18.

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

Impairment losses were recognized for US$ 30,989,000 in 2025 (no impairment losses were recognized in 2024 and US$ 13,332,000 were recognized in 2023). See Note 34. The write-offs are detailed in Note 18.

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

2.19 Other financial assets

Non-current other financial assets include contributions made for environmental obligations according to a Colombian government request and are restricted for those purposes.

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

For more information about derivatives designated as cash flow hedges please refer to Notes 7.1 and 8.1.

2.23.2 Other Derivatives

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the Consolidated Statement of Income.

For more information about derivatives related to commodity risk management please refer to Note 14.1 and for more information about derivatives related to currency risk management please refer to Note 3 Currency risk.

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

Currency risk

In Colombia and Argentina the functional currency is the U.S. Dollar. The fluctuation of the local currencies of these countries against the U.S. Dollar does not impact the loans, costs and revenue held in U.S. Dollars; but it does impact receivables, payables and costs originated in local currency mainly corresponding to VAT, income tax, labor costs and local services.

The Group minimises the local currency positions in Colombia and Argentina by seeking to balance local and foreign currency assets and liabilities. However, tax receivables (VAT) seldom match with local currency liabilities. Therefore, the Group maintains a net exposure to them, except for what it is described below.

From time to time, the Group uses derivative financial instruments to mitigate the exposure to local currency fluctuations, primarily those related to tax payments and operating costs denominated in Colombian peso. These instruments are entered into in line with the Group’s currency risk management policy. See Note 14.1.

Most of the Group’s assets held in those countries are associated with oil and gas productive assets. Those assets, even in the local markets, are generally settled in U.S. Dollar equivalents.

During 2025, the Colombian Peso revalued by 15% (devalued by 15% in 2024 and revalued by 21% in 2023) and the Argentine Peso devalued by 41% (28% and 356% in 2024 and 2023, respectively), all against the U.S. Dollar.

If the Colombian Peso and the Argentine Peso had each devalued an additional 10% against the U.S. Dollar at year-end, with all other variables held constant, post-tax profit for the year would have been higher by US$ 6,227,000 (US$ 11,404,000 in 2024 and US$ 13,971,000 in 2023).

In Brazil, the functional currency is the Brazilian Real. Accordingly, fluctuations in the U.S. Dollar against the Brazilian Real do not affect loans, costs, and revenues denominated in Brazilian Real; however, they do affect balances denominated in U.S. Dollars. This was the case for the asset retirement obligation provision and the lease liabilities related to the Manati gas field. During 2025, the Brazilian Real revalued by 11% against the U.S. Dollar (devalued by 28% in 2024 and revalued by 7% in 2023). As of December 31, 2025, following the divestment of Manati gas field (see Note 34.2), there were no material U.S. Dollar–denominated balances; therefore, the Group’s year-end results were not exposed to fluctuations in the Brazilian Real.

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

In Argentina, the realized oil price is based on Brent, adjusted by the Medanito differential, the Neuquén Basin benchmark. Realized prices also reflect quality and logistics adjustments, including API gravity, treatment costs and transportation expenses.

GeoPark seeks to partially mitigate its exposure to crude oil price volatility using derivatives by hedging a portion of its production for a limited period going forward. The Group uses a combination of options to manage its exposure to commodity price risk, which considers forecasted production and budget price levels, among other factors. GeoPark has also obtained credit lines from different counterparties to minimize the potential cash exposure of the derivative contracts. See Note 7.1.

If oil and gas prices had fallen by 10% compared to actual prices during the year, with all other variables held constant, considering the impact of the derivative contracts in place, post-tax profit for the year would have been lower by US$ 8,244,000 (US$ 24,844,000 in 2024 and US$ 32,335,000 in 2023).

Credit risk– concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognized values of commodities sold or hedged. GeoPark considers that there is no significant risk associated to the Group’s major customers and hedging counterparties.

In Colombia, GeoPark allocates its sales on a competitive basis to industry leading participants including traders and other producers. During 2025, the oil and gas production was sold to three clients which concentrate 97% of the Colombian subsidiaries’ revenue, accounting for 94% of the consolidated revenue (95% and 96% of the Colombian subsidiaries’ revenue, accounting for 89% and 97% of the consolidated revenue in 2024 and 2023). GeoPark works with different leading commodity traders throughout the year. The main contracts for Colombian production include offtake agreements with Vitol C.I. Colombia S.A.S. (“Vitol”) and BP Products North America Inc. ("BP"), all recognized as industry-leading global traders with strong credit profiles (see Note 29).

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

In Argentina, sales from the recently acquired operated assets are concentrated in Pluspetrol under a transitional marketing arrangement, during which Pluspetrol acts as the sole commercial counterparty. Once this transitional period concludes, GeoPark expects to reassess this strategy, including direct commercialization of its production. Sales of crude oil in Argentina accounted for 1% of the consolidated revenue in 2025.

GeoPark Limited has entered into a crude purchase agreement with an oil producer in the Putumayo Basin. The volumes purchased are transported and exported alongside the Group’s Putumayo Basin production. Sales of crude oil purchased from third parties accounted for 1% of the consolidated revenue in 2025, 2024 and 2023.

The forementioned companies all have a good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

GeoPark executes oil prices hedges via over-the-counter derivatives. Should oil prices drop, the Group could stand to collect from its counterparties under the derivative contracts. The Group’s hedging counterparties are leading financial institutions and trading companies; therefore the Directors do not consider there to be a significant collection risk. See disclosure in Notes 7.1 and 23.

The credit risk of cash in bank and bank deposits is limited since the counterparties are banks with high credit ratings. As of December 31, 2025, 99% of cash and cash equivalents were maintained in banks ranked within investment grade category.

Funding and Liquidity risk

In the past, the Group has been able to raise capital through different sources of funding including equity, strategic partnerships and financial debt.

At the end of 2025, the Group maintained a cash position of US$ 100,318,000, had access to up to US$ 45,000,000 of committed prepayment facilities with BP (see Note 29), a US$ 100,000,000 senior unsecured credit agreement with Banco BTG Pactual S.A. and Banco Latinoamericano de Comercio Exterior S.A. and US$ 200,305,000 in uncommitted credit lines (including US$ 95,000,000 in Argentina), and 83% of its total indebtedness maturing in January 2030. In addition, the Group has a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries with net average production of 28,233 boepd for the year ended December 31, 2025. This scale and positioning permit the Group to protect its financial condition and selectively allocate capital to the optimal projects subject to prevailing macroeconomic conditions.

The Indentures governing the Company Notes 2027 and 2030 include incurrence test covenants related to compliance with certain thresholds of Net Debt to Adjusted EBITDA ratio and Adjusted EBITDA to Interest ratio. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Group’s capacity to incur additional indebtedness, as specified in the indentures governing the Notes. As of the date of these Consolidated Financial Statements, the Group is in compliance with all the indentures’ provisions and covenants.

In 2024, GeoPark Argentina S.A., obtained an “AA+(arg)” credit rating from Fitch Ratings’ local Argentine affiliate, FIX, and received approval from the Argentine securities regulator (Comisión Nacional de Valores, or “CNV” by its Spanish acronym) for the creation of a program to issue up to US$ 500,000,000 in debt securities over the following five years, providing strategic financial flexibility to support the future development of the Argentine assets in the Vaca Muerta shale formation.

In January 2025, the Company issued US$ 550,000,000 aggregate principal amount of 8.75% senior notes due 2030 (the “Notes due 2030”). From June to October 2025, the Company executed a deleveraging process by repurchasing through open market transactions and cancelling with the trustee a nominal amount of US$ 108,321,000 of Notes due 2030. See Note 25.

After the balance sheet date, GeoPark renewed and expanded its offtake and prepayment agreement with Vitol, providing access to a new prepayment facility of up to US$ 500,000,000 (US$ 330,000,000 committed with an option to increase by up to US$ 170,000,000) at SOFR risk-free rate plus a margin of 3.50% per annum, available until June 30, 2027. “SOFR” (Secured Overnight Financing Rate) is a broad measure of the cost of borrowing cash overnight collateralized by treasury securities. See Note 29.1.

Interest rate risk

The Group’s interest rate risk could arise from long-term debt issued at variable rates, which would expose the Group to interest rate risk.

The Group does not currently face interest rate risk on its Notes due 2027 and Notes due 2030 (see Note 25), which carry fixed rates coupon of 5.50% and 8.75% per annum, respectively. Consequently, the accruals and interest payments are not substantially affected by changes in prevailing interest rates.

As of December 31, 2025, the outstanding debt affected by a variable rates comprises the Vitol prepayment of US$ 2,182,000 (see Note 29.1) and the loan agreement with Bancolombia Panamá, S.A. of US$ 3,000,000 (see Note 25).

If the variable interest rate had increased by 10% compared to the actual rate during the period in which the debt was outstanding, with all other variables held constant, post-tax profit for the year would have been lower by US$ 69,000 (US$ 44,000 in 2024).

As of December 31, 2025, there were no other outstanding debt affected by a variable rate.

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

As of December 31, 2025 and 2024, GeoPark is in compliance with the debt covenant ratios associated with the Company’s Notes due 2027 and 2030. See Note 25.

The following table summarizes the Group’s capital structure balances:

Amounts in US$‘000	2025	2024
Total Equity	245,797	203,291
Net Debt (a)	455,411	389,583
Working capital (b)	82,454	61,438
(a)	Calculated as total debt, including ‘current and non-current borrowings’ as shown in the Consolidated Statement of Financial Position, less cash and cash equivalents. As of December 31, 2024, total debt also included the US$ 152,000,000 prepayment received from Vitol (see Note 29.1), which was substantially repaid with funds collected from the issuance of Notes due 2030 in January 2025.
(b)	Calculated as ‘current assets’ less ‘current liabilities’.

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

The key estimates and assumptions used in these Consolidated Financial Statements are noted below:

●	The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report as of December 31, 2025, prepared by DeGolyer and MacNaughton Corp., an independent international oil and gas consulting firm based in Dallas, Texas, in line with the principles contained in the Society of Petroleum Engineers (SPE) and the Petroleum Resources Management Reporting System (PRMS) framework.

It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies;
o	tax rates by jurisdiction; and
o	future development and operating costs.

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

Cash flows from financing activities include changes in equity and proceeds from borrowings and repayment of loans.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flows:

Amounts in US$‘000	Note	2025	2024	2023
Increase in asset retirement obligation	27	1,326	2,162	7,374
Increase in provisions for other long-term liabilities		2,700	157	2,370
Purchase of property, plant and equipment on deferred terms		—	—	(7,864)
Additions / changes in estimates of right-of-use assets	26	239	2,603	137

Changes in working capital shown in the Consolidated Statement of Cash Flows are disclosed as follows:

Amounts in US$‘000	2025	2024	2023
(Increase) Decrease in Inventories	(1,886)	1,664	(1,330)
Decrease in Trade receivables	1,071	23,876	6,820
Decrease (Increase) in Prepayments and other receivables and Other assets (a)	22,592	(48,865)	(33,328)
Customer advance payments (b)	(149,818)	152,000	—
(Decrease) Increase in Trade and other payables	(35,268)	(8,734)	1,413
	(163,309)	119,941	(26,425)
(a)	Includes withholding taxes from clients for US$ 14,477,000, US$ 18,619,000 and US$ 27,558,000, in 2025, 2024 and 2023, respectively, an advance payment for midstream capacity in Argentina of US$ 16,084,000 in 2024, and its subsequent reimbursement in May 2025 (see Note 34.5), and a security deposit granted in 2024 in relation to the proposed acquisition of certain Repsol exploration and production assets in Colombia which was fully recovered in January 2025 (see Note 34.6), among others.
(b)	Partial repayment in 2025 of an advance payment drawn in 2024 from the offtake and prepayment agreement with Vitol (see Note 29.1).

In addition to the variations explained in the footnotes above, changes in working capital during 2025 include lower trade and other payables at year-end due to cost efficiency measures and lower operational activity during the year, including the settlement of supplier balances in Ecuador operations divested in 2025, as well as higher crude oil volumes in transit to export terminals in the CPO-5 and Llanos 123 Blocks in Colombia, which were sold in early 2026.

The following chart shows the movements in the borrowings and lease liabilities for each of the periods presented:

		Lease
Amounts in US$‘000	Borrowings	Liabilities	Total
As of January 1, 2023	497,642	32,051	529,693
Addition to lease liabilities	—	137	137
Accrual of borrowing's interests	30,839	—	30,839
Exchange difference	—	7,061	7,061
Divestments (Note 34.7)	—	(26)	(26)
Foreign currency translation	—	174	174
Unwinding of discount	—	3,168	3,168
Interest paid	(27,500)	—	(27,500)
Lease payments	—	(10,267)	(10,267)
As of December 31, 2023	500,981	32,298	533,279
Addition to lease liabilities	—	2,603	2,603
Proceeds from borrowings	10,728	—	10,728
Accrual of borrowing's interests	31,088	—	31,088
Exchange difference	—	(3,283)	(3,283)
Divestments (Note 34.7)	—	(502)	(502)
Foreign currency translation	3	(346)	(343)
Unwinding of discount	—	2,928	2,928
Principal paid	(731)	—	(731)
Interest paid	(27,736)	—	(27,736)
Lease payments	—	(7,775)	(7,775)
As of December 31, 2024	514,333	25,923	540,256
Addition to lease liabilities	—	239	239
Proceeds from borrowings	553,000	—	553,000
Accrual of borrowing's interests	49,298	—	49,298
Exchange difference	19	3,057	3,076
Divestments (Notes 34.2)	—	(250)	(250)
Unwinding of discount	—	2,759	2,759
Principal paid	(512,629)	—	(512,629)
Interest paid	(41,523)	—	(41,523)
Borrowings cancellation gain, net	(3,917)	—	(3,917)
Bond emission expenditures	(5,034)	—	(5,034)
Lease payments	—	(5,733)	(5,733)
As of December 31, 2025	553,547	25,995	579,542

Note 6     Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the Chief Executive Officer, Chief Financial Officer, Chief Exploration and Development Officer, Chief Operating Officer and Chief People Officer. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective. No operating segments have been aggregated to form the reportable segments.

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

Segment areas (geographical segments)

Amounts in US$ ‘000	Colombia	Argentina (a)	Brazil (b)	Ecuador (c)	Corporate	Total
2025
Revenue	461,418	5,783	6,435	18,463	419	492,518
Sale of crude oil	447,624	5,767	200	18,463	—	472,054
Sale of purchased crude oil	—	—	—	—	419	419
Sale of gas	—	16	6,235	—	—	6,251
Commodity risk management contracts designated as cash flow hedges	13,794	—	—	—	—	13,794
Production and operating costs	(124,014)	(4,097)	(4,856)	(7,775)	(317)	(141,059)
Royalties in cash	(5,131)	(699)	(365)	—	—	(6,195)
Economic rights in cash	(3,079)	—	—	—	—	(3,079)
Share-based payment	(368)	—	—	(32)	—	(400)
Operating costs	(115,436)	(3,398)	(4,491)	(7,743)	(317)	(131,385)
Adjusted EBITDA	280,080	(4,460)	(440)	7,284	(5,323)	277,141
Depreciation	(110,030)	(2,096)	(246)	(4,818)	—	(117,190)
Recognition of impairment losses	—	—	—	(30,989)	—	(30,989)
Write-off of unsuccessful exploration efforts	(13,422)	—	—	—	—	(13,422)
Total assets	867,288	158,596	7,789	2,450	4,324	1,040,447
Purchase of property, plant and equipment	96,659	1,432	106	161	—	98,358
(a)	Includes business acquired in the Vaca Muerta formation on October 16, 2025. Revenue and results recognized from the acquisition date through December 31, 2025, are disclosed in Note 34.1.
(b)	In December 2025, divestment of the 10% non-operated working interest in the Manati gas field was completed. See Note 34.2.
(c)	In December 2025, divestment of the 50% working interests in the Perico and Espejo Blocks was completed. See Note 34.3.

Amounts in US$ ‘000	Colombia	Argentina	Brazil	Ecuador	Corporate	Chile (d)	Total
2024
Revenue	619,762	—	2,934	30,567	7,177	398	660,838
Sale of crude oil	617,989	—	114	30,567	—	—	648,670
Sale of purchased crude oil	—	—	—	—	7,177	—	7,177
Sale of gas	1,858	—	2,820	—	—	398	5,076
Commodity risk management contracts designated as cash flow hedges	(85)	—	—	—	—	—	(85)
Production and operating costs	(143,634)	—	(4,140)	(9,549)	(6,274)	(437)	(164,034)
Royalties in cash	(3,953)	—	(224)	—	—	(12)	(4,189)
Economic rights in cash	(6,484)	—	—	—	—	—	(6,484)
Share-based payment	(642)	—	—	(5)	—	—	(647)
Operating costs	(132,555)	—	(3,916)	(9,544)	(6,274)	(425)	(152,714)
Adjusted EBITDA	419,320	(4,511)	(3,732)	14,746	(8,814)	(120)	416,889
Depreciation	(121,143)	(10)	(1,214)	(8,290)	(2)	—	(130,659)
Write-off of unsuccessful exploration efforts	(6,909)	—	(156)	(7,714)	—	—	(14,779)
Total assets	885,438	215,755	14,040	48,333	36,489	—	1,200,055
Purchase of property, plant and equipment	167,002	—	251	24,057	—	—	191,310

Amounts in US$ ‘000	Colombia	Argentina	Brazil	Ecuador	Corporate	Chile (d)	Total
2023
Revenue	702,401	—	14,019	19,097	5,464	15,644	756,625
Sale of crude oil	702,308	—	490	19,097	—	5,052	726,947
Sale of purchased crude oil	—	—	—	—	5,464	—	5,464
Sale of gas	903	—	13,529	—	—	10,592	25,024
Commodity risk management contracts designated as cash flow hedges	(810)	—	—	—	—	—	(810)
Production and operating costs	(204,245)	—	(4,946)	(10,242)	(4,666)	(8,226)	(232,325)
Royalties in cash	(11,201)	—	(1,096)	—	—	(548)	(12,845)
Economic rights in cash	(72,032)	—	—	—	—	—	(72,032)
Share-based payment	(671)	—	—	(7)	—	(72)	(750)
Operating costs	(120,341)	—	(3,850)	(10,235)	(4,666)	(7,606)	(146,698)
Adjusted EBITDA	446,835	(2,620)	6,374	5,159	(8,838)	4,952	451,862
Depreciation	(101,666)	(22)	(2,332)	(7,096)	(3)	(9,815)	(120,934)
Recognition of impairment losses	—	—	—	—	—	(13,332)	(13,332)
Write-off of unsuccessful exploration efforts	(29,563)	—	—	—	—	—	(29,563)
Total assets	895,900	357	27,891	40,336	15,873	36,192	1,016,549
Purchase of property, plant and equipment	178,113	—	22	20,889	—	16	199,040
(d)	Divested in January 2024. See Note 34.7.

A reconciliation of Adjusted EBITDA to Profit for the year is provided as follows:

Amounts in US$ ‘000	2025	2024	2023
Adjusted EBITDA	277,141	416,889	451,862
Depreciation	(117,190)	(130,659)	(120,934)
Share-based payment	(4,467)	(6,274)	(7,328)
Write-off of unsuccessful exploration efforts	(13,422)	(14,779)	(29,563)
Impairment loss for non-financial assets	(30,989)	—	(13,332)
Lease accounting - IFRS 16	5,733	7,775	10,267
Others (a)	(6,263)	594	(20,065)
Operating profit	110,543	273,546	270,907
Financial expenses	(76,324)	(51,551)	(45,815)
Financial income	21,718	8,016	6,237
Foreign exchange (loss) gain	(7,286)	12,160	(16,820)
Profit before tax	48,651	242,171	214,509
Income tax benefit (expense)	1,016	(145,792)	(103,441)
Profit for the year	49,667	96,379	111,068
(a)	Includes allocation to capitalized projects (see Note 11). In 2025, also includes termination cost related to cost efficiency measures of US$ 7,685,000 (see Note 12), among others. In 2024, also includes additions to provisions for environmental and tax contingencies in Brazil of US$ 2,742,000. In 2023, also includes termination and other costs incurred because of the divestment process in Chile, including a provision for investment commitments maintained by GeoPark after the transaction, for a total amount of US$ 9,742,000 (see Note 34.7), together with the amount paid for transferring the working interest in the Los Parlamentos Block in Argentina to the joint operation partner for US$ 7,023,000 (see Note 34.8), and others.

Note 7     Revenue

Amounts in US$ ‘000	2025	2024	2023
Sale of crude oil	472,054	648,670	726,947
Sale of purchased crude oil	419	7,177	5,464
Sale of gas	6,251	5,076	25,024
Commodity risk management contracts designated as cash flow hedges (a)	13,794	(85)	(810)
	492,518	660,838	756,625
(a)	Realized result on commodity risk management contracts designated as cash flow hedges. See Note 7.1.

7.1 Commodity risk management contracts

The Group has entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives are zero-premium collars and zero-premium 3 ways (put spread plus call) were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties.

The Group’s derivatives that hedge cash flows from the sales of crude oil are designated and qualify as cash flow hedges. The effective portion of changes in the fair values of these derivative contracts are recognized in ‘Other Reserves’ within ‘Equity’. The gain or loss relating to the ineffective portion, if any, is recognized immediately as gains or losses in the results of the periods in which they occur. The amount accumulated in ‘Other Reserves’ is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss as part of the ‘Revenue’ line item in the Consolidated Statement of Income.

The following table presents the Group’s production hedged during the year ended December 31, 2025, and for the following periods as a consequence of the derivative contracts in force as of December 31, 2025:

Period	Reference	Type	Volume (bbl/d)	Weighted average price (US$/bbl)
January 1, 2025 - March 31, 2025	ICE BRENT	Zero Premium Collars	19,500	69.79 Put 82.48 Call
April 1, 2025 - June 30, 2025	ICE BRENT	Zero Premium Collars	19,000	69.26 Put 79.02 Call
July 1, 2025 - September 30, 2025	ICE BRENT	Zero Premium Collars	17,500	68.69 Put 78.59 Call
October 1, 2025 - December 31, 2025	ICE BRENT	Zero Premium Collars	16,000	68.25 Put 77.50 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium Collars	1,000	68.00 Put 77.40 Call
January 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.00 Put 70.93 Call
January 1, 2026 - March 31, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 73.86 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	50.00-65.00 Put 76.32 Call
July 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	2,000	50.00-65.00 Put 69.35 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	6,000	50.00-65.00 Put 73.30 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	6,000	50.00-65.00 Put 73.90 Call

The following table presents the Group’s derivative contracts agreed after the balance sheet date:

Period	Reference	Type	Volume (bbl/d)	Weighted average price (US$/bbl)
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium 3 Ways	5,000	52.00-64.00 Put 70.21 Call
April 1, 2026 - June 30, 2026	ICE BRENT	Zero Premium Collars	2,000	67.00 Put 74.06 Call
July 1, 2026 - September 30, 2026	ICE BRENT	Zero Premium 3 Ways	7,000	52.14-64.57 Put 70.41 Call
October 1, 2026 - December 31, 2026	ICE BRENT	Zero Premium 3 Ways	12,000	51.67-63.92 Put 70.18 Call
January 1, 2027 - March 31, 2027	ICE BRENT	Zero Premium 3 Ways	18,000	51.50-65.00 Put 71.25 Call
April 1, 2027 - June 30, 2027	ICE BRENT	Zero Premium 3 Ways	15,000	50.80-65.00 Put 72.41 Call
July 1, 2027 - September 30, 2027	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.80 Put 77.24 Call
October 1, 2027 - December 31, 2027	ICE BRENT	Zero Premium 3 Ways	5,000	50.00-65.80 Put 76.96 Call

Note 8     Production and operating costs

Amounts in US$ '000	2025	2024	2023
Staff costs (Note 10)	15,604	15,697	13,889
Share-based payment (Note 10)	400	647	750
Royalties in cash (a)	6,195	4,189	12,845
Economic rights in cash (a)	3,079	6,484	72,032
Well and facilities maintenance	25,675	25,631	26,089
Operation and maintenance	8,239	8,936	8,143
Consumables (b)	31,398	36,868	37,556
Equipment rental	7,511	5,716	4,314
Transportation costs	4,095	5,409	5,850
Field camp	4,822	6,401	6,546
Safety and insurance costs	4,213	4,937	5,487
Personnel transportation	2,393	3,586	3,363
Consultant fees	3,120	3,893	2,291
Gas plant costs	1,857	1,753	1,865
Non-operated blocks costs	19,697	22,305	20,421
Crude oil stock variation	(747)	976	2,004
Purchased crude oil	317	6,274	4,666
Other costs	3,191	4,332	4,214
	141,059	164,034	232,325
(a)	Royalties and economic rights in Colombia are payable to the National Hydrocarbons Agency (“ANH”) and are determined on a field-by-field basis depending on different variables such as crude quality and price levels, among others (see Note 32.1). During 2025 and 2024, the mix of royalties and economic rights paid “in-kind” increased as compared to royalties and economic rights paid ‘in-cash”. These changes caused variations in the ‘royalties in cash’ and ‘economic rights in cash’ line items from year to year, which are compensated by variations in the quantities of oil sales impacting the ‘Revenue’ line item in the Consolidated Statement of Income.
(b)	Consumables includes a realized loss of US$ 1,225,000 related to energy cost risk management contracts designated as cash flow hedges in 2025 (see Note 8.1).

8.1 Energy cost risk management contracts

In July 2025, GeoPark entered into a derivative financial instrument to manage its exposure to energy cost volatility in Colombia, particularly in the Llanos 34 Block, where electricity expenses represent a significant portion of its production and operating costs. This derivative is a Contract for Differences (“CfD”) on the generation component of the electricity tariff and is structured as a fixed-for-floating swap that settles financially against the wholesale spot market price. It is effective from August to December 2025, covering 12.5 MW (approximately 9 GWh/month) at a strike price of COP 312/kWh from August 2025 to September 2025 and COP 350/kWh from October 2025 to December 2025, indexed to the monthly Producer Price Index.

The Group’s CfD is designated and qualifies as a cash flow hedge. The effective portion of changes in the fair value of this derivative is recognized in Other Reserve within Equity. The gain or loss relating to the ineffective portion, if any, is recognized immediately as a gain or loss in the results of the periods in which it occurs. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss, as part of the Production and operating costs line item in the Consolidated Statement of Income.

Note 9     Depreciation

Amounts in US$ ‘000	2025	2024	2023
Depreciation of property, plant and equipment (Note 18)
Oil and gas properties	97,128	109,093	95,369
Production facilities and machinery	14,821	13,116	12,896
Furniture, equipment and vehicles	1,548	1,550	1,304
Buildings and improvements	247	191	503
	113,744	123,950	110,072
Depreciation associated with crude oil stock variation
Capitalized costs for oil stock variation	159	281	2,212
	159	281	2,212
Depreciation of right-of-use assets (Note 26)
Production facilities and machinery	2,670	5,156	7,858
Buildings and improvements	617	1,272	792
	3,287	6,428	8,650
Depreciation total	117,190	130,659	120,934
Related to:
Productive assets	114,778	127,646	118,335
Administrative assets	2,412	3,013	2,599
Depreciation total	117,190	130,659	120,934

Note 10     Staff costs and Directors’ Remuneration

Amounts in US$ ‘000	2025	2024	2023
Wages and salaries	41,098	46,542	41,917
Share-based payments (Note 30)	4,467	6,274	7,328
Social security charges	7,507	6,967	5,992
Director’s fees and allowance	449	700	896
	53,521	60,483	56,133
Recognized as follows:
Production and operating costs	16,004	16,344	14,639
Geological and geophysical expenses	7,313	9,445	8,407
Administrative expenses	29,719	34,183	32,604
Selling expenses	485	511	483
	53,521	60,483	56,133
Board of Directors’ and key managers’ remuneration
Salaries and fees (a)	9,071	7,355	6,081
Share-based payments	3,416	4,072	4,886
	12,487	11,427	10,967
(a)	Includes one-off severance and hiring payments related to executive management changes during the year.

Directors’ Remuneration

	Non-Executive	Director Fees	Cash Equivalent
	Directors’ Fees	Paid in Shares	Total Remuneration
	(in US$)	(No. of Shares)	(in US$)
James F. Park (a)	—	—	—
Robert A. Bedingfield (b)	—	29,738	225,000
Constantin Papadimitriou (c)	120,000	13,280	220,000
Somit Varma (d)	—	30,545	230,000
Sylvia Escovar (e)	—	34,269	259,103
Brian F. Maxted (f)	120,000	13,280	220,000
Carlos E. Macellari (g)	103,397	13,280	203,397
Marcela Vaca (h)	105,870	13,280	205,870
Felipe Bayon (i)	—	—	—
Andrés Ocampo (j)	—	—	—
(a)	Mr. Park has a consulting agreement with the Company in addition to his roles as Vice Chairman, non-executive Director and Strategy and Risk Committee Chairman. He has relinquished his fees as a member of the Board of Directors and its Committees.
(b)	Audit Committee Chairman.
(c)	Compensation Committee Chairman.
(d)	Mr. Varma served as Director and Chairman of the Nomination and Corporate Governance Committee until January 19, 2026, when he stepped down from the Board of Directors.
(e)	Independent Chair of the Board of Directors.
(f)	Technical Committee Chairman.
(g)	Non-executive director.
(h)	SPEED/Sustainability Committee Chairman.
(i)	Mr. Bayon has an employment agreement to act as Chief Executive Officer, and he is not entitled to receive additional compensation as a member of the Board of Directors.
(j)	Mr. Ocampo had an employment agreement to act as Chief Executive Officer until May 2025, and was not entitled to receive additional compensation as a member of the Board of Directors.

Note 11     Geological and geophysical expenses

Amounts in US$ ‘000	2025	2024	2023
Staff costs (Note 10)	7,158	8,971	7,879
Share-based payment (Note 10)	155	474	528
Communication and IT costs	2,615	2,624	2,139
Consultant fees	1,092	1,385	1,373
Allocation to capitalized project	(1,061)	(1,371)	(1,254)
Other services	579	512	527
	10,538	12,595	11,192

Note 12     Administrative expenses

Amounts in US$ ‘000	2025	2024	2023
Staff costs (Note 10)	25,366	28,344	25,675
Share-based payment (Note 10)	3,904	5,139	6,033
Consultant fees	8,565	11,443	10,645
Safety and insurance costs	2,561	3,224	3,890
Travel expenses	1,168	1,865	1,730
Non-operated blocks expenses	1,432	4,038	1,568
Director’s fees and allowance (Note 10)	449	700	896
Communication and IT costs	3,305	3,777	3,760
Allocation to joint operations	(9,276)	(12,054)	(13,986)
Other administrative expenses	3,070	3,058	3,758
	40,544	49,534	43,969

Administrative expenses decreased in 2025 primarily due to cost efficiency measures, including workforce optimization. These measures were implemented to align the organizational structure with the Group's strategic objectives and operational requirements.

Note 13     Selling expenses

Amounts in US$ ‘000	2025	2024	2023
Staff costs (Note 10)	477	497	466
Shared-based payment (Note 10)	8	14	17
Transportation (a)	14,332	10,387	9,022
Selling taxes and other (b)	6,092	4,016	3,579
	20,909	14,914	13,084
(a)	The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 and Llanos 123 Blocks in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.
(b)	Includes the Special Tax for Catatumbo in Colombia, effective from February 2025, which imposes a 1% tax rate on the sale price (domestic) or FOB value (exports) of crude oil and coal at the time of their first sale or export. The charge amounted to US$ 3,454,000 for 2025.

Note 14     Financial results

Amounts in US$ '000	2025	2024	2023
Financial expenses
Bank charges and other financial costs (a)	(16,006)	(15,310)	(8,520)
Borrowings cancellation costs (b)	(6,240)	—	—
Interest and amortization of debt issue costs	(49,298)	(31,088)	(30,839)
Unwinding of long-term liabilities	(4,780)	(5,153)	(6,456)
	(76,324)	(51,551)	(45,815)
Financial income
Interest received	11,561	8,016	6,237
Borrowings cancellation gain (c)	10,157	—	—
	21,718	8,016	6,237
Foreign exchange gains and losses
Foreign exchange (loss) gain	(10,508)	12,603	(19,729)
Realized result on currency risk management contracts (d)	2,779	—	2,909
Unrealized result on currency risk management contracts (d)	443	(443)	—
	(7,286)	12,160	(16,820)
Total Financial results	(61,892)	(31,375)	(56,398)
(a)	In 2025, the amount includes financial costs of US$ 2,027,000 (US$ 1,449,000 in 2024) associated with the advance payment drawn from the offtake and prepayment agreements with Vitol (see Note 29.1), and withholding taxes associated with cross-border financing of US$ 7,482,000 (US$ 2,507,000 in 2024 and US$ 1,883,000 in 2023).
(b)	One-off non-cash charge related to the accelerated amortization of deferred issuance costs that were originally capitalized at the inception of the Notes due 2027 and were being amortized over its expected term. See Note 25.
(c)	Gain from the partial repurchase of Notes due 2030 below par value during June to October 2025. See Note 25.
(d)	See Note 14.1.

14.1 Currency risk management contracts

From time to time, the Group enters into derivative financial instruments in order to anticipate currency fluctuations in Colombia. In November 2024, GeoPark entered into a derivative financial instrument (zero-premium collars) with a local bank in Colombia, for an amount equivalent to US$ 50,000,000, in order to anticipate any currency fluctuation with respect to a portion of the estimated income taxes to be paid in May and June 2025. Additionally, in April 2025, GeoPark entered into derivative financial instruments (zero-premium collars) with local banks in Colombia, for a total amount equivalent to US$ 30,000,000 (allocated at US$ 5,000,000 per month during the second half of 2025), to mitigate potential currency fluctuations and protect the Group’s exposure to the Colombian peso arising from its regular business operations.

Note 15     Income tax

Amounts in US$ ‘000	2025	2024
Current income tax liabilities	—	57,329
	—	57,329

Amounts in US$ ‘000	2025	2024	2023
Current income tax charge	(32,893)	(108,040)	(107,740)
Deferred income tax benefit (charge) (Note 16)	33,909	(37,752)	4,299
	1,016	(145,792)	(103,441)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ ‘000	2025	2024	2023
Profit before tax (a)	48,651	242,171	214,509

Income tax calculated at domestic tax rates applicable to Profit in the respective countries (mainly Colombia)	(26,540)	(127,804)	(123,202)
Tax losses where no deferred income tax benefit is recognized	(10,224)	(3,912)	(6,918)
Effect of currency translation on tax base	23,714	(21,252)	36,691
Changes in the income tax rate (b)	402	10,324	(8,853)
Write-down of deferred income tax benefits previously recognized (c)	(878)	(2,371)	(3,895)
Previously unrecognized tax losses (d)	9,444	—	632
Income tax on dividends (e)	1,965	(1,335)	(2,595)
Non-taxable results (f)	3,133	558	4,699
Income tax	1,016	(145,792)	(103,441)
(a)	Includes tax losses from non-taxable jurisdictions (Bermuda) of US$ 23,733,000, US$ 38,709,000 and US$ 39,526,000 in 2025, 2024 and 2023, respectively.
(b)	Income tax rate in Colombia includes a surcharge that varies depending on different Brent oil prices (see below).
(c)	Includes write-down of tax losses and other deferred income tax assets in Brazil and Chile where there is insufficient evidence of future taxable profits to offset them, in accordance with the expected future cash-flows as of December 31, 2025, 2024 and 2023.
(d)	Recognition of deferred tax assets for previously unrecognized tax loss carryforwards in Argentina, which became recoverable in 2025 following the acquisition in the Vaca Muerta formation (see Note 34.1).
(e)	Reversal of deferred tax liabilities in Spain following the relocation of GeoPark Colombia S.L.U. from Madrid to Bizkaia (Basque Country) in 2025.
(f)	Includes non-deductible expenses and non-taxable gains in each jurisdiction.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Additionally, Bermuda Pillar Two is applicable starting in 2025.

The statutory income tax rate in Colombia is 35%, though a tax surcharge is also applicable, impacting companies engaged in the extraction of crude oil like GeoPark. The tax surcharge varies from zero to 15%, depending on different Brent oil prices. The applicable surtax for 2025 was 0%, and therefore, the full applicable statutory income tax rate in Colombia for 2025 was 35%.

Income tax rates in other countries where the Group operates (Ecuador, Brazil, Argentina and Spain) ranges from 25% to 35%. In Spain, dividend income became fully exempt in 2025 following the relocation of GeoPark Colombia S.L.U. from Madrid to Bizkaia (previously 95% exempt under the Madrid regime).

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

The Group has tax losses available which can be utilized against future taxable profit in the following countries:

Amounts in US$ ‘000	2025	2024	2023
Colombia	—	5,646	—
Brazil (a)	26,972	23,587	26,808
Chile (a) (c)	—	—	313,409
Argentina (b)	36,638	12,689	9,981
Spain (a)	—	—	6,936
Total tax losses as of December 31	63,610	41,922	357,134
(a)	Taxable losses have no expiration date.
(b)	Tax losses accumulated as of December 31, 2025, are: US$ 1,284,000, US$ 518,000, US$ 1,331,000, US$ 5,459,000 and US$ 28,072,000 expiring in 2026, 2027, 2028, 2029 and 2030, respectively.
(c)	The Chilean business was divested on January 18, 2024.

As of December 31, 2025, deferred income tax assets have not been recognized for tax losses in Brazil and for the portion of tax losses in Argentina expiring in 2026, as there is insufficient evidence of future taxable profits against which such losses could be utilized.

Note 16     Deferred income tax

The gross movement on the deferred income tax account is as follows:

Amounts in US$ ‘000	2025	2024
Deferred income tax as of January 1	(85,482)	(48,143)
Currency translation differences	173	(519)
Income tax relating to cash flow hedges recognized in OCI	(6,842)	932
Income statement benefit (charge)	33,909	(37,752)
Deferred income tax as of December 31	(58,242)	(85,482)

The breakdown and movement of deferred income tax assets and liabilities as of December 31, 2025, and 2024, are as follows:

	At the		Currency
	beginning	Charged to	translation	At the end
Amounts in US$ ‘000	of year	net profit	differences	of year
Deferred income tax assets
Difference in depreciation rates and other	(1,728)	9,861	72	8,205
Tax losses	3,060	9,213	101	12,374
Total 2025	1,332	19,074	173	20,579
Total 2024	15,920	(14,069)	(519)	1,332

			Income tax
	At the beginning	Charged to	relating to	At the end
Amounts in US$ ‘000	of year	net profit	cash flow hedges	of year
Deferred income tax liabilities
Difference in depreciation rates and other	(86,814)	14,835	(6,842)	(78,821)
Total 2025	(86,814)	14,835	(6,842)	(78,821)
Total 2024	(64,063)	(23,683)	932	(86,814)

Note 17     Earnings per share

Amounts in US$ ‘000 except for shares	2025	2024	2023
Numerator: Profit for the year	49,667	96,379	111,068
Denominator: Weighted average number of shares used in basic EPS	51,527,107	52,487,688	56,836,682
Earnings per share (US$) – basic	0.96	1.84	1.95

Amounts in US$ ‘000 except for shares	2025	2024	2023
Weighted average number of shares used in basic EPS	51,527,107	52,487,688	56,836,682
Effect of dilutive potential common shares
Stock awards at US$ 0.001	543,270	651,320	359,587
Weighted average number of common shares for the purposes of diluted earnings per shares	52,070,377	53,139,008	57,196,269
Earnings per share (US$) – diluted	0.95	1.81	1.94

Note 18     Property, plant and equipment

			Furniture,	Production	Buildings		Exploration
	Oil & gas		equipment	facilities and	and	Construction in	and evaluation
Amounts in US$’000	properties		and vehicles	machinery	improvements	progress	assets(a)		Total
Cost as of January 1, 2023	1,079,257		19,093	222,727	11,027	16,480	113,041		1,461,625
Additions / ARO change	9,744	(b)	1,683	12	17	116,304	73,160		200,920
Write-off / Impairment	(13,332)	(c)	—	—	—	—	(29,563)	(d)	(42,895)
Transfers	171,538		93	21,262	93	(116,905)	(76,081)		—
Currency translation differences	3,477		46	277	8	21	22		3,851
Disposals	—		(1,223)	—	(2,150)	(119)	—		(3,492)
Assets held for sale (Note 34.7)	(330,024)		(6,559)	(74,491)	(4,948)	—	—		(416,022)
Cost as of December 31, 2023	920,660		13,133	169,787	4,047	15,781	80,579		1,203,987
Additions / ARO change	2,319	(b)	1,252	—	—	126,746	63,312		193,629
Write-off / Impairment	—		—	—	—	—	(14,779)	(e)	(14,779)
Transfers	122,437		90	23,616	352	(118,410)	(28,085)		—
Currency translation differences	(10,570)		(140)	(901)	(25)	—	(72)		(11,708)
Disposals	—		(104)	—	(11)	—	—		(115)
Cost as of December 31, 2024	1,034,846		14,231	192,502	4,363	24,117	100,955		1,371,014
Additions / ARO change	4,026	(b)	842	—	13	68,498	29,005		102,384
Acquisitions of business (Note 34.1)	115,689		122	—	—	—	—		115,811
Write-off / Impairment	(18,111)	(c)	—	—	—	—	(26,300)	(f)	(44,411)
Transfers	48,059		5	19,410	12	(59,818)	(7,668)		—
Currency translation differences	3,024		39	253	7	21	17		3,361
Disposals	—		(538)	—	(94)	—	—		(632)
Divestment of long-term assets (Note 34)	(97,529)		(193)	(8,148)	—	(329)	—		(106,199)
Cost as of December 31, 2025	1,090,004		14,508	204,017	4,301	32,489	96,009		1,441,328

Depreciation and write-down as of January 1, 2023	(642,280)		(16,799)	(129,073)	(6,594)	—	—		(794,746)
Depreciation	(95,369)		(1,304)	(12,896)	(503)	—	—		(110,072)
Currency translation differences	(3,179)		(41)	(277)	(8)	—	—		(3,505)
Disposals	—		1,189	—	1,877	—	—		3,066
Assets held for sale (Note 34.7)	310,683		6,488	68,765	2,158	—	—		388,094
Depreciation and write-down as of December 31, 2023	(430,145)		(10,467)	(73,481)	(3,070)	—	—		(517,163)
Depreciation	(109,093)		(1,550)	(13,116)	(191)	—	—		(123,950)
Currency translation differences	9,520		131	838	24	—	—		10,513
Disposals	—		77	—	—	—	—		77
Depreciation and write-down as of December 31, 2024	(529,718)		(11,809)	(85,759)	(3,237)	—	—		(630,523)
Depreciation	(97,128)		(1,548)	(14,821)	(247)	—	—		(113,744)
Currency translation differences	(2,663)		(39)	(236)	(8)	—	—		(2,946)
Disposals	—		509	—	94	—	—		603
Divestment of long-term assets (Note 34)	73,283		187	7,498	—	—	—		80,968
Depreciation and write-down as of December 31, 2025	(556,226)		(12,700)	(93,318)	(3,398)	—	—		(665,642)

Carrying amount as of December 31, 2023	490,515		2,666	96,306	977	15,781	80,579		686,824
Carrying amount as of December 31, 2024	505,128		2,422	106,743	1,126	24,117	100,955		740,491
Carrying amount as of December 31, 2025	533,778		1,808	110,699	903	32,489	96,009		775,686

(a)	Exploration wells movement and balances are shown in the table below; mining property associated with unproved reserves and resources, seismic and other exploratory assets amount to US$ 83,352,000 (US$ 95,268,000 in 2024 and US$ 72,581,000 in 2023).

Amounts in US$ ‘000	Total
Exploration wells as of December 31, 2023	7,998
Additions	31,134
Write-offs	(11,721)
Transfers	(21,724)
Exploration wells as of December 31, 2024	5,687
Additions	19,868
Write-offs	(5,886)
Divestment (Note 34.3)	(3,393)
Transfers	(3,619)
Exploration wells as of December 31, 2025	12,657

As of December 31, 2025, the carrying amount included three exploratory wells that have been capitalized for a period less than three years amounting to US$ 12,657,000 (two exploratory wells of US$ 5,687,000 in 2024 and two exploratory wells of US$ 7,998,000 in 2023). After the balance sheet date, one of these wells, the Vencejo well in the Llanos 104 Block, was determined to be dry in January 2026 and will be written off in the first quarter of 2026.

(b)	Corresponds to the effect of change in estimate of assets retirement obligations.
(c)	See Note 35.
(d)	Corresponds to three exploratory wells drilled in the Llanos 87 Block (Colombia), an exploratory well drilled in the Llanos 124 Block (Colombia) and other exploration costs incurred in the Llanos 94, Coati and Llanos 124 Blocks (Colombia).

(e)	Corresponds to two exploratory wells drilled in the CPO-5 Block (Colombia) and two exploratory wells drilled in the Espejo Block (Ecuador).

(f)	Corresponds to one exploratory well drilled in the PUT-8 Block in Colombia of US$ 5,883,000, other exploration costs incurred in previous years in the Putumayo Basin in Colombia of US$ 7,539,000, and an impairment charge related to the divestment process in Ecuador of US$ 12,878,000 (see Notes 34.3 and 35).

Note 19     Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of December 31, 2025:

During the year ended December 31, 2025, the following change to the Group structure has taken place:

●	On February 11, 2025, the Panamanian subsidiaries GPK Panama, S.A. and GPRK Holding Panama, S.A. completed a merger process, with GPK Panama, S.A. being the surviving company.
●	On April 11, 2025, GeoPark Colombia S.A.S. acquired 100% of the shares of Fenix Oil & Gas Limited, a British Virgin Islands company previously wholly owned by Amerisur Resources Limited.
●	On June 16, 2025, a new subsidiary, GeoPark Americas S.A.S., was incorporated in Colombia to provide support and administrative services to other entities within the Group. The company is wholly owned by GeoPark Colombia S.L.U.
●	On November 17, 2025, GeoPark Argentina S.A. capitalized a contribution received from GeoPark Colombia S.A.S and, therefore, its updated shareholding structure became as follows: (i) GeoPark Colombia S.A.S.: 95.7%; (ii) GeoPark Colombia S.L.U.: 4.1%; and (iii) GeoPark (UK) Limited: 0.2%.

Details of all the subsidiaries of the Group as of December 31, 2025, are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina S.A. (Argentina)	100% (a)
	GeoPark Brasil Exploração e Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Colombia S.A.S. (Colombia)	100% (a)
	GeoPark Colombia, S.L.U. (Spain)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark E&P S.A.P.I. de C.V. (Mexico)	100% (a) (b)
	GeoPark Ecuador S.A. (Ecuador)	100% (a)
	GeoPark (UK) Limited (United Kingdom)	100%
	Amerisur Resources Limited (United Kingdom)	100% (a) (c)
	Amerisur Exploración Colombia Limited (British Virgin Islands)	100% (a)
	Amerisur Exploración Colombia Limited Sucursal Colombia (Colombia)	100% (a)
	Yarumal S.A.S. (Colombia)	100% (a) (b)
	Fenix Oil & Gas Limited (British Virgin Islands)	100% (a) (b) (c)
	Fenix Oil & Gas Limited Sucursal Colombia (Colombia)	100% (a) (b) (c)
	Amerisur S.A. (Paraguay)	100% (a) (b)
	Market Access LLP (United States)	9% (c)
	GeoPark Colombia S.A.S. Sucursal Panama (Panama)	100% (a) (b)
	GPK Panama, S.A. (Panama)	100% (a) (b)
	GeoPark Americas S.A.S. (Colombia)	100% (a)
(a)	Indirectly owned.
(b)	Dormant companies.
(c)	In process of liquidation.

Details of the joint operations of the Group as of December 31, 2025, are set out below:

	Name and registered office	Ownership interest
Joint operations	Llanos 34 Block (Colombia)	45% (a)
	Llanos 86 Block (Colombia)	50% (a)
	Llanos 87 Block (Colombia)	50% (a)
	Llanos 104 Block (Colombia)	50% (a)
	Llanos 123 Block (Colombia)	50% (a)
	Llanos 124 Block (Colombia)	50% (a)
	CPO-5 Block (Colombia)	30%
	Mecaya Block (Colombia)	50% (a)
	PUT-8 Block (Colombia)	50% (a)
	PUT-9 Block (Colombia)	50% (a) (b)
	Tacacho Block (Colombia)	50% (a) (b)
	Terecay Block (Colombia)	50% (a) (b)
	PUT-36 Block (Colombia)	50% (a) (b)
	CPO-4-1 Block (Colombia)	50%
	Puesto Silva Oeste (Argentina)	95% (a)
(a)	GeoPark is the operator.
(b)	In process of relinquishment.

Note 20     Prepayments and other receivables

Amounts in US$ '000	2025	2024
V.A.T.	2,264	3,734
Income tax payments in advance	13,153	1,112
Other prepaid taxes	965	227
To be recovered from co-venturers (Note 33)	14,610	9,740
Prepayments and other receivables	15,392	13,484
Advanced payment for unconsummated transaction in Argentina (a)	—	54,084
	46,384	82,381
Classified as follows:
Current	42,394	79,731
Non-current	3,990	2,650
	46,384	82,381
(a)	In May 2025, Phoenix Global Resources (“PGR”) exercised its contractual right to withdraw from the transaction and reimbursed the advance payment made in 2024. See Note 34.5.

Movements on the Group provision for impairment of prepayments and other receivables are as follows:

Amounts in US$ '000	2025	2024
At January 1	16	18
Foreign exchange loss (gain)	2	(2)
	18	16

Note 21     Inventories

Amounts in US$ '000	2025	2024
Crude oil	6,090	6,509
Materials and spares	6,289	4,058
	12,379	10,567

The carrying amount of inventories is not pledged as security for liabilities.

Note 22     Trade receivables

Amounts in US$ '000	2025	2024
Trade receivables	39,095	40,211
	39,095	40,211

As of December 31, 2025, and 2024, there are no balances that were aged by more than 3 months. Trade receivables that are aged by less than three months are not considered impaired.

The credit period for trade receivables is 30 days or less. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note 23     Financial instruments by category

	Assets as per statement
	of financial position
Amounts in US$ '000	2025	2024
Financial assets at fair value through profit or loss
Derivative financial instrument assets	25,498	2,764
	25,498	2,764
Other financial assets at amortized cost
Trade receivables (Note 22)	39,095	40,211
To be recovered from co-venturers (Note 33)	14,610	9,740
Other financial assets (a)	12	21,108
Cash and cash equivalents (b)	100,318	276,750
	154,035	347,809
Total financial assets	179,533	350,573
(a)	Current other financial assets in 2024 corresponded to the security deposit granted in relation to the proposed acquisition of certain Repsol exploration and production assets in Colombia which was fully recovered in January 2025 (see Note 34.6) and short-term investments with original maturities up to twelve months and over three months.
(b)	Cash and cash equivalents in 2024 included US$ 152,000,000 drawn from Vitol (see Note 29.1).

	Liabilities as per statement
	of financial position
Amounts in US$ ‘000	2025	2024
Liabilities at fair value through profit and loss
Derivative financial instrument liabilities	620	464
	620	464
Other financial liabilities at amortized cost
Trade payables (Note 28)	80,649	93,435
Customer advance payments (Note 28)	2,182	152,000
To be paid to co-venturers (Note 33)	708	1,829
Lease liabilities (Note 26)	25,995	25,923
Borrowings (Note 25)	553,547	514,333
	663,081	787,520
Total financial liabilities	663,701	787,984

23.1 Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ ‘000	2025	2024
Trade receivables
Counterparties with an external credit rating (Moody’s, S&P, Fitch)
A1	4,201	—
Baa3	—	178
Ba1	1,927	260
Ba2	16	—
Ba3	15	—
B1	1,215	—
Counterparties without an external credit rating
Group 1 (a)	31,721	39,773
Total trade receivables	39,095	40,211
(a)	Group 1 – no existing balances with customers aged by more than 3 months. The receivables from counterparties without an external credit rating mainly correspond to Vitol, one of the world’s leading commodity trader, with whom GeoPark has offtake and prepayment agreements in place (see Note 29).

All trade receivables are denominated in U.S. Dollar, except in Brazil where they are denominated in Brazilian Real.

Cash at bank and other financial assets (a)

Amounts in US$ ‘000	2025	2024
Counterparties with an external credit rating (Moody’s, S&P, Fitch, BRC Investor Services)
Aaa	2,016	—
Aa1	46,188	—
Aa2	7,145	—
Aa3	3,315	153,330
A1	1,035	94,495
A3	93	9,765
Baa1	25,068	20,114
Baa2	3,312	9,017
Baa3	8,304	4,091
Ba1	389	234
Ba2	1	1
B1	—	930
B3	2,346	37
Caa1	—	3
Counterparties without an external credit rating	1,117	5,830
Total	100,329	297,847
(a)	The remaining balance sheet item ‘cash and cash equivalents’ corresponds to cash on hand amounting to US$ 1,000 (US$ 11,000 in 2024).

23.2 Financial liabilities- contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1	Between 1	Between 2	Over 5
Amounts in US$ ‘000	year	and 2 years	and 5 years	years
As of December 31, 2025
Borrowings	44,019	136,082	541,503	—
Lease liabilities	7,371	3,784	11,351	20,681
Trade payables (Note 28)	80,649	—	—	—
Customer advance payments (Note 29.1)	2,182	—	—	—
To be paid to co-venturers (Note 33)	708	—	—	—
	134,929	139,866	552,854	20,681
As of December 31, 2024
Borrowings	37,500	27,500	513,750	—
Lease liabilities	8,933	3,752	10,032	18,558
Trade payables	93,435	—	—	—
Customer advance payments (Note 29.1)	152,000	—	—	—
To be paid to co-venturers (Note 33)	1,829	—	—	—
	293,697	31,252	523,782	18,558

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

23.3 Fair value measurement of financial instruments

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

23.3.1 Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognized at fair value as of December 31, 2025 and 2024, on a recurring basis:

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2025
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	25,474	25,474
Energy cost risk management contracts	—	24	24
Total Assets	—	25,498	25,498
Liabilities
Derivative financial instrument liabilities
Energy cost risk management contracts	—	620	620
Total Liabilities	—	620	620

			As of December 31,
Amounts in US$ ‘000	Level 1	Level 2	2024
Assets
Derivative financial instrument assets
Commodity risk management contracts	—	2,764	2,764
Total Assets	—	2,764	2,764
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	—	20	20
Currency risk management contracts	—	444	444
Total Liabilities	—	464	464

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of December 31, 2025.

23.3.2 Valuation techniques used to determine fair values

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

23.3.3 Fair values of other financial instruments (unrecognized)

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

The fair value of these financial instruments as of December 31, 2025, amounts to US$ 506,809,000 (US$ 490,980,000 in 2024). The fair values are based on market price for the Notes and cash flows discounted for other borrowings using a rate based on the borrowing rate and are within level 1 and level 2 of the fair value hierarchy, respectively.

Note 24     Equity

24.1 Share capital and Share premium

Issued share capital	2025	2024
Common stock (amounts in US$ ‘000)	52	51
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	51,707,198	51,247,287
Total common shares in issue	51,707,198	51,247,287

Authorized share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

Details regarding the share capital of the Company are set out below.

24.1.1 Common shares

As of December 31, 2025, the outstanding common shares confer the following rights on the holder:

●	the right to one vote per share
●	ranking pari passu, the right to any dividend declared and payable on common shares

		Shares	Shares
		movement	closing	US$(`000)
GeoPark common shares history	Month	(millions)	(millions)	Closing
Shares outstanding at the end of 2023			55.3	55
Stock awards	Jan to Mar 2024	0.2	55.5	55
Repurchase of shares	Apr 2024	(4.5)	51.0	51
Stock awards	Apr to Dec 2024	0.2	51.2	51
Shares outstanding at the end of 2024			51.2	51
Stock awards	Jan to Dec 2025	0.5	51.7	52
Shares outstanding at the end of 2025			51.7	52

As of December 31, 2025, the Company held 11,348,762 (11,808,673 in 2024) common shares in treasury, which had been repurchased under the share buyback programs. Treasury shares are recorded as a deduction from equity and are not entitled to vote or receive dividends. Accordingly, the number of shares outstanding used for earnings-per-share calculations excludes treasury shares. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares.

24.1.2 Stock Award Program and Other Share Based Payments

Non-Executive Directors Fees

During 2025, the Company issued 147,672 shares (121,694 in 2024 and 99,590 in 2023) to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 1,114,000 (US$ 1,114,000 in 2024 and US$ 1,133,000 in 2023). The number of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

Stock Award Program and Other Share Based Payments

In March 2025, 168,684 common shares (86,602 in 2024 and 246,110 in 2023) were issued as a result of the vesting of a tranche of the Long-Term Incentive program (“LTIP”) oriented to executive officers, generating a share premium of US$ 2,896,000 (US$ 2,039,000 in 2024 and US$ 1,505,000 in 2023).

During 2025, 143,555 common shares (80,652 in 2024 and 82,472 in 2023) were issued as part of other equity incentive plans vested during the year, generating a share premium of US$ 1,956,000 (US$ 3,003,000 in 2024 and US$ 281,000 in 2023).

24.1.3 Buyback Program

The Company have had recurring buyback programs to repurchase its own shares. The latest renewal took place on November 8, 2023, and established a program to repurchase up to 10% of the shares outstanding, or approximately 5,611,797 shares, until December 31, 2024. During 2025 and 2024, no common shares were repurchased under this program (3,073,588 for a total amount of US$ 31,239,000 in 2023). These transactions had no impact on the Group’s results. As of the date of these Consolidated Financial Statements, there is no buyback program in place.

On April 22, 2024, GeoPark acquired 4,369,181 of its common shares at a purchase price of US$ 10 per share, for a total cost of US$ 43,691,810, excluding fees and other expenses related to the tender offer.

24.2 Cash distributions

On November 6, 2019, the Company’s Board of Directors declared the initiation of quarterly cash distributions.

The following table summarizes the cash distributions for each of the years presented:

			Total amount
Date of declaration	Date of distribution	US$ per share	in US$ ‘000
March 8, 2023	March 31, 2023	0.1300	7,505
May 3, 2023	May 31, 2023	0.1300	7,378
August 9, 2023	September 7, 2023	0.1320	7,383
November 8, 2023	December 11, 2023	0.1340	7,449
Cash distributions for the year ended December 31, 2023			29,715
March 6, 2024	March 28, 2024	0.1360	7,520
May 15, 2024	June 14, 2024	0.1470	7,496
August 14, 2024	September 12, 2024	0.1470	7,506
November 6, 2024	December 6, 2024	0.1470	7,513
Cash distributions for the year ended December 31, 2024			30,035
March 5, 2025	March 31, 2025	0.1470	7,525
May 7, 2025	June 5, 2025	0.1470	7,559
August 5, 2025	September 4, 2025	0.1470	7,572
November 5, 2025	December 4, 2025	0.0300	1,547
Cash distributions for the year ended December 31, 2025			24,203

In October 2025, GeoPark announced that its Board of Directors approved a revised dividend program totaling approximately US$ 6,000,000 over the next four quarters, followed by a dividend suspension starting with the third quarter 2026 results.

During the year ended December 31, 2025, these distributions were deducted from Retained Earnings.

24.3 Other reserves

GeoPark applies hedge accounting for the derivative financial instruments entered to manage its exposure to oil price risk. Consequently, the Group’s derivatives are designated and qualify as cash flow hedges and, therefore, the effective portion of changes in the fair values of these derivative contracts along with the income tax relating to those results are recognized in Other Reserve within Equity. The amount accumulated in Other Reserves is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss. During 2025, a realized gain of US$ 13,794,000 on commodity risk management contracts and a realized loss of US$ 1,225,000 on energy cost risk management contracts were reclassified to the Consolidated Statement of Income.

Note 25     Borrowings

Amounts in US$ ‘000	2025	2024
Notes due 2030
Nominal amount	441,679	—
Unamortized debt issuance costs	(3,469)	—
Accrued interests	16,095	—
	454,305	—
Notes due 2027
Nominal amount	94,667	500,000
Unamortized debt issuance costs	(797)	(7,993)
Accrued interests	2,372	12,528
	96,242	504,535

Local debt in Colombia	3,000	—

Local debt in Argentina (a)	—	9,798

Total borrowings	553,547	514,333

Classified as follows:
Current	18,467	22,326
Non-current	535,080	492,007
(a)	Fully repaid in July 2025.

On January 31, 2025, the Company successfully placed an aggregate principal amount of US$ 550,000,000 senior notes (the “Notes due 2030”) which were offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non U.S. persons in accordance with Regulation S under the Securities Act. The Notes due 2030 are fully and unconditionally guaranteed jointly and severally by GeoPark Colombia S.L.U., GeoPark Colombia S.A.S., and GeoPark Argentina S.A. The Notes due 2030 were priced at 100% and carry a coupon of 8.75% per annum (yield 8.75% per annum). The debt issuance cost for this transaction amounted to US$ 5,034,000 (debt issuance effective rate: 8.98%). Final maturity of the Notes due 2030 will be January 31, 2030.

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

The net proceeds from the Notes due 2030 were used by the Group to repurchase part of its Notes due 2027 for a nominal amount of US$ 405,333,000, to repay part of the outstanding prepayment under the agreement with Vitol (see Notes 28 and 29.1) and, the remainder for general corporate purposes, including capital expenditures.

From June to October 2025, the Company repurchased through open market transactions and cancelled with the Trustee, a total nominal amount of US$ 108,321,000 of its Notes due 2030 at an average price of US$ 0.90. The difference of US$ 10,157,000 between the carrying amount of the debt repurchased (net of the associated unamortized issuance costs) and the consideration paid was recognized as financial income in the Consolidated Statement of Income. See Note 14.

On December 24, 2025, GeoPark Colombia S.A.S. executed a loan agreement with Bancolombia Panamá, S.A. for US$ 3,000,000 to finance sustainable capital requirements associated to the Orinoquia Regenera project in Colombia. The loan carries a variable interest rate of SOFR risk-free rate plus a margin of 1.8% per annum and matures on December 20, 2029. Principal is repayable semi-annually in equal installments following a grace period of two years, and interest is payable semi-annually on the outstanding balance.

After the balance sheet date, GeoPark Colombia S.A.S. obtained two short-term loans from Bancolombia Panamá, S.A. totaling US$ 25,000,000 (US$ 17,000,000 and US$ 8,000,000), to fund the advance payment related to the proposed acquisition of Frontera Energy's E&P assets (see Note 36.1). The loans were disbursed on January 23, 2026. In February 2026, the terms of these loans were amended, and the loans were restructured to bear interest at a fixed annual rate of 5.06320% and to mature on February 3, 2027.

Additionally, on February 2026, GeoPark Colombia S.A.S. obtained a short-term bank loan from Citibank Colombia S.A. in an aggregate principal amount of Colombian Pesos 145,280,000,000 (equivalent to US$ 40,000,000), to support liquidity and working capital requirements in Colombia following the advance payment related to the proposed acquisition of Frontera Energy's E&P assets (see Note 36.1). The loan was disbursed on February 6, 2026, bears interest at a floating rate of IBR (the Colombian interbank reference rate) plus 1.53% per annum, and matures on February 3, 2027. In connection with this borrowing, we entered into a cross-currency swap arrangement with Citibank N.A., New York to hedge the foreign exchange exposure associated with the loan and to secure the Colombian peso cash flows required to service principal and interest payments.

Note 26     Leases

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

Amounts in US$ ‘000	2025	2024
Right of use assets
Production, facilities and machinery	17,666	20,935
Buildings and improvements	2,830	3,516
	20,496	24,451
Lease liabilities
Current	7,106	8,605
Non-current	18,889	17,318
	25,995	25,923

The Consolidated Statement of Income shows the following amounts relating to leases:

Amounts in US$ ‘000	2025	2024	2023
Depreciation charge of Right of use assets
Production, facilities and machinery	(2,670)	(5,156)	(7,858)
Buildings and improvements	(617)	(1,272)	(792)
	(3,287)	(6,428)	(8,650)
Unwinding of long-term liabilities (included in Financial results)	(2,759)	(2,928)	(3,168)
Expenses related to short-term leases (included in Production and operating cost and Administrative expenses)	—	(730)	(838)
Expenses related to low-value leases (included in Administrative expenses)	(992)	(907)	(775)

The table below summarizes the amounts of Right-of-use assets recognized and the movements during the reporting years:

Amounts in US$‘000	2025	2024
Right-of-use assets as of January 1	24,451	28,451
Additions / changes in estimates	239	2,603
Foreign currency translation	(33)	(175)
Divestments (Note 34.2)	(874)	—
Depreciation	(3,287)	(6,428)
Right-of-use assets as of December 31	20,496	24,451

The table below summarizes the amounts of Lease liabilities recognized and the movements during the reporting years:

Amounts in US$‘000	2025	2024
Lease liabilities as of January 1	25,923	32,298
Additions / changes in estimates	239	2,603
Exchange difference	3,057	(3,283)
Foreign currency translation	—	(346)
Divestments (Note 34.2)	(250)	(502)
Unwinding of discount	2,759	2,928
Lease payments	(5,733)	(7,775)
Lease liabilities as of December 31	25,995	25,923

Note 27    Provisions and other long-term liabilities

	Assets retirement	Deferred
Amounts in US$ ‘000	obligation (a)	Income (b)	Other (c)	Total
As of January 1, 2024	23,536	810	9,737	34,083
Addition to provision / changes in estimates	2,162	—	3,314	5,476
Exchange difference	333	(100)	(611)	(378)
Foreign currency translation	(2,554)	—	20	(2,534)
Amortization	—	(107)	—	(107)
Unwinding of discount	1,751	—	474	2,225
Amounts used during the year	(4,341)	—	(2,472)	(6,813)
As of December 31, 2024	20,887	603	10,462	31,952
Addition to provision / changes in estimates	1,326	—	3,524	4,850
Exchange difference	1,035	98	238	1,371
Foreign currency translation	1,135	—	—	1,135
Amortization	—	(90)	—	(90)
Unwinding of discount	1,957	—	64	2,021
Amounts used during the year	(900)	—	(2,684)	(3,584)
Acquisitions (Note 34.1)	2,244	—	—	2,244
Divestments (Note 34)	(14,287)	—	(982)	(15,269)
As of December 31, 2025	13,397	611	10,622	24,630
(a)	The provision for ‘assets retirement obligation’ relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells (see Note 4).
(b)	‘Deferred income’ relates to government grants and other contributions relating to the purchase of property, plant and equipment in Colombia. The amortization is in line with the related assets.
(c)	‘Other’ mainly includes environmental obligations in Colombia and Peru, and tax contingencies in Brazil.

Note 28     Trade and other payables

Amounts in US$ ‘000	2025	2024
V.A.T	3,683	8,842
Trade payables	80,649	93,435
Customer advance payments (a)	2,182	152,000
Outstanding commitments in Chile (b)	—	3,320
Staff costs to be paid	14,177	11,563
Royalties to be paid	1,307	723
Taxes and other debts to be paid	8,331	8,237
To be paid to co-venturers (Note 33)	708	1,829
	111,037	279,949
Classified as follows:
Current	111,037	279,949
Non-current	—	—
(a)	Advance payment of US$ 152,000,000 under the offtake and prepayment agreement with Vitol (see Note 29.1).
(b)	Investment commitments in the Campanario and Isla Norte Blocks as a result of the divestment of the Chilean business. See Note 34.7.

The average credit period (expressed as creditor days) during the year ended December 31, 2025, was 114 days (2024: 92 days).

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

As of December 31, 2025, trade payables subject to supplier finance arrangements amounting to US$ 1,135,000 (US$ 2,664,000 in 2024) are included within “Trade and other payables” line item in the Consolidated Statement of Financial Position.

Note 29 Offtake and prepayment agreements

29.1 Vitol

In May 2024, GeoPark executed an offtake and prepayment agreement with Vitol, one of the world’s leading energy and commodity companies. The offtake agreement provides for GeoPark to sell and deliver production from the Llanos 34 Block in Colombia to Vitol, for a minimum of 20 months and up to 36 months, starting on July 1, 2024.

As part of this transaction, GeoPark obtained access to committed funding from Vitol, with an initial limit of up to US$ 300,000,000, which decreases by US$ 10,000,000 per month, in prepaid future oil sales over the period of the offtake agreement. Funds committed by Vitol were available until December 31, 2024. Amounts drawn on this prepayment facility can be repaid through future oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.75% per annum. In November 2024, GeoPark drew US$ 152,000,000 under this prepayment agreement. During 2025, GeoPark repaid US$ 142,244,000 in cash and US$ 7,574,000 in kind. As of December 31, 2025, US$ 2,182,000 remained outstanding.

After the balance sheet date, in January 2026, GeoPark renewed its offtake and prepayment agreement with Vitol, extending its term through December 31, 2028. The new terms take effect in January 2026, with deliveries beginning in January 2026 for Llanos 34 and in May 2026 for CPO-5 and Llanos 123, and remaining in force through December 31, 2028. As part of this transaction, GeoPark obtained access to committed funding from Vitol with an initial limit of up to US$ 500,000,000 (US$ 330,000,000 committed with an option to increase by up to US$ 170,000,000) at a SOFR risk-free rate plus a margin of 3.50% per annum. The committed funds are available for drawn until June 30, 2027, subject to certain conditions. Amounts drawn under this prepayment facility may be repaid through future oil deliveries or prepaid at any time without penalty. As of the date of these Consolidated Financial Statements, no amounts have been drawn under this renewed agreement.

29.2 BP

In August 2025, GeoPark executed an offtake and prepayment agreement with BP. Under this arrangement, GeoPark agreed to sell and deliver, on an FOB Coveñas basis, crude oil production from the CPO-5, Llanos 87 and Llanos 123 blocks for a 12-month term starting on August 1, 2025 with the option for unilateral early termination after nine months. As part of this transaction, BP made available a committed prepayment facility of up to US$ 50,000,000 initially, which decreases over the life of the agreement through monthly step-downs until April 2026. Amounts drawn under the prepayment facility may be amortized through future crude oil deliveries or prepaid at any time without penalty. The interest cost is based on a SOFR risk-free rate plus a margin of 3.50% per annum. After the balance sheet date, GeoPark drew US$ 15,000,000 from the prepayment facility.

29.3 Trafigura

In August 2024, GeoPark executed an offtake and prepayment agreement with Trafigura for the sale of light crude oil from the CPO-5 Block. The agreement expired in July 2025 upon completion of its 12 month term. All contractual obligations were fulfilled as agreed, no amounts were drawn under the prepayment facility, and there were no outstanding balances as of December 31, 2025.

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

Employee Share-Based Compensation Programs

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

In December 2022, the Company’s Board of Directors, based on the recommendation of the Compensation Committee, approved a Long-Term Incentive program for employees and new hirings. The main characteristics of the program are:

●	All employees (non-top management) and new hires are eligible.
●	3-year program, with a grant date of January 2, 2023, or the date on which the employees are hired.
●	The components of the program are the following:
-	30% Time-based RSUs: vesting annually ratably in three equal installments;
-	30% Company Performance: measured over three-year performance period (December 2022-December 2025); and
-	40% Absolute Performance Shares: share price at the date of vesting must be higher than the share price at the date of grant or date of hiring.
●	The vesting date of the Performance Shares (Company and Absolute) was on January 2, 2026.

On January 30, 2026, the Compensation Committee reviewed the Group’s results and the performance conditions established in the program and approved 221,557 shares to be delivered to participants.

In February 2026, the Company’s Compensation Committee approved a new Long-Term Incentive program for employees and new hirings. The main characteristics of the program are:

●	All direct employees (non-top management) and new hires are eligible.
●	3-year program, with a grant date of March 1, 2026, or the date on which an employee is hired.
●	The components of the program are the following:
-	30% Time-based RSUs: vesting annually ratably in three equal installments; and
-	70% Company Performance PSUs: measured over three-year performance period (December 2025-December 2028), subject to twenty-trading-day average share price at the end of the period being higher than twenty-trading-day average share price at the beginning of the period. The company performance indicators are the following:
o	Adjusted EBITDA (50%)

o	2P Reserves Replacement Ratio (40%)
o	DJSI Score by 2028 (10%)
●	The vesting date of the PSUs will be on January 2, 2029.

Executive Long-Term Incentive Program (LTIP)

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

In 2022, the Compensation Committee approved grants with respect to the LTIP Executives of an estimated 571,984 total shares, to vest during a three-year period. On February 17, 2023, February 26, 2024, March 4, 2025, and March 24, 2026 the Compensation Committee approved new grants of 197,197, 351,971, 287,656 and 494,546 shares, respectively, to vest during a three-year period.

On January 25, 2023, February 26, 2024, March 25, 2025 and January 30, 2026, the Compensation Committee determined that 246,110, 86,602, 93,326 and 47,608 shares, respectively, should be delivered to the participants according to the abovementioned grants.

Summary

Details of these costs and the characteristics of the different stock awards programs and other share-based payments are described in the following table:

	Awards at the	Awards granted	Awards	Awards	Awards at	Charged to net profit/loss
	beginning	in the year	forfeited	exercised	year end	2025	2024	2023

Programs	No. of Shares					Amounts in US$ '000
Oriented to Employees
LTIP for Employees	660,648	21,137	(488,435)	(37,612)	155,738	769	1,272	1,452
Retention Program	168,039	193,000	—	(68,300)	292,739	282	930	990
Compensation Program 2020	60,271	—	—	(9,309)	50,962	—	—	—
Oriented to Directors and Executive Officers
LTIP for Executives	636,276	510,056	(410,532)	(168,684)	567,116	1,963	2,738	3,612
Shares granted to Non-Executive Directors	—	147,672	—	(147,672)	—	1,114	1,114	1,133
Shares granted to Executive Officers	63,334	70,000	—	(28,334)	105,000	339	220	141
	1,588,568	941,865	(898,967)	(459,911)	1,171,555	4,467	6,274	7,328

The awards that are forfeited correspond to employees that had left the Group before vesting date.

Note 31     Interests in Joint operations

The Group has interests in joint operations, which are engaged in the exploration of hydrocarbons in Latin America.

GeoPark is the operator in the Llanos 34, Llanos 86, Llanos 87, Llanos 104, Llanos 123, Llanos 124, Mecaya, PUT-8, PUT-9, PUT-36, Tacacho and Terecay Blocks in Colombia, and in the Puesto Silva Oeste Block in Argentina.

The following amounts represent the Group’s share in the assets, liabilities and results of the joint operations which have been recognized in the Consolidated Statement of Financial Position and Statement of Income:

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2025
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	361,660	7,683	369,343	(6,220)	363,123	296,932	146,458
Llanos 32 Block (a)	12.5%	—	—	—	—	—	3,725	2,424
Llanos 86 Block	50%	10,216	166	10,382	—	10,382	—	(60)
Llanos 87 Block	50%	13,256	454	13,710	(664)	13,046	2,938	(2,833)
Llanos 104 Block	50%	18,055	861	18,916	(86)	18,830	—	(308)
Llanos 123 Block	50%	58,606	3,519	62,125	(1,236)	60,889	41,321	3,283
Llanos 124 Block	50%	—	139	139	(43)	96	—	(61)
CPO-5 Block	30%	124,154	166	124,320	(2,367)	121,953	98,581	17,782
CPO-4-1 Block	50%	655	54	709	—	709	—	(60)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	4,109	38	4,147	—	4,147	—	(63)
PUT-8 Block	50%	14,072	744	14,816	(57)	14,759	—	(6,167)
PUT-9 Block	50%	—	104	104	—	104	—	(4,618)
PUT-36 Block	50%	—	47	47	—	47	—	(3,044)
Tacacho Block	50%	—	89	89	—	89	—	(63)
Terecay Block	50%	—	21	21	—	21	—	(63)
GeoPark Ecuador S.A.
Espejo Block (b)	50%	—	—	—	—	—	3,103	(12,322)
Perico Block (b)	50%	—	—	—	—	—	15,360	(16,064)
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field (c)	10%	—	—	—	—	—	6,435	1,203
GeoPark Argentina S.A.
Puesto Silva Oeste (d)	95%	2,996	—	2,996	(94)	2,902	138	20
(a)	See Note 34.4.
(b)	See Note 34.3.
(c)	See Note 34.2.
(d)	See Note 34.1.

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2024
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	382,116	5,530	387,646	(4,588)	383,058	393,759	242,732
Llanos 32 Block	12.5%	13,738	36	13,774	(319)	13,455	9,742	5,925
Llanos 86 Block	50%	9,553	164	9,717	—	9,717	—	(170)
Llanos 87 Block	50%	15,498	194	15,692	(390)	15,302	4,661	(88)
Llanos 94 Block (e)	50%	—	—	—	(469)	(469)	—	(81)
Llanos 104 Block	50%	8,845	145	8,990	—	8,990	—	(149)
Llanos 123 Block	50%	34,915	1,930	36,845	(895)	35,950	31,237	12,303
Llanos 124 Block	50%	—	—	—	(97)	(97)	—	(62)
CPO-5 Block	30%	156,932	—	156,932	(1,698)	155,234	122,634	53,560
CPO-4-1 Block	50%	303	56	359	—	359	—	(60)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	4,101	41	4,142	(9)	4,133	—	(51)
PUT-8 Block	50%	11,916	809	12,725	(33)	12,692	—	(15)
PUT-9 Block	50%	4,286	135	4,421	—	4,421	—	(30)
PUT-36 Block	50%	3,113	45	3,158	—	3,158	—	(51)
Tacacho Block	50%	—	83	83	—	83	—	(58)
Terecay Block	50%	—	25	25	—	25	—	(57)
GeoPark Ecuador S.A.
Espejo Block	50%	12,403	356	12,759	(758)	12,001	1,187	(26)
Perico Block	50%	29,228	—	29,228	(1,455)	27,773	29,380	6,699
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	4,812	1,144	5,956	(13,044)	(7,088)	2,934	(4,044)
GeoPark Argentina S.A.
Los Parlamentos Block	50%	—	—	—	(76)	(76)	—	(41)
Puelen Block	18%	—	—	—	—	—	—	(38)
(e)	On August 14, 2024, the Llanos 94 Block working interest transferred to the joint operation partner.

Subsidiary /			Other	Total	Total	Net Assets/		Operating
Joint operation	Interest	PP&E	Assets	Assets	Liabilities	(Liabilities)	Revenue	profit (loss)
2023
GeoPark Colombia S.A.S.
Llanos 34 Block	45%	354,361	5,079	359,440	(7,641)	351,799	464,146	295,556
Llanos 32 Block	12.5%	2,493	—	2,493	(655)	1,838	7,811	5,661
Llanos 86 Block	50%	5,532	227	5,759	—	5,759	—	(187)
Llanos 87 Block	50%	16,621	650	17,271	(1,211)	16,060	1,527	(17,722)
Llanos 94 Block	50%	—	—	—	(336)	(336)	—	(1,044)
Llanos 104 Block	50%	5,536	320	5,856	—	5,856	—	(186)
Llanos 123 Block	50%	16,292	1,035	17,327	(520)	16,807	8,648	4,006
Llanos 124 Block	50%	—	170	170	(166)	4	—	(7,496)
CPO-5 Block	30%	182,484	—	182,484	(1,540)	180,944	148,594	50,032
CPO-4-1 Block	50%	102	7	109	—	109	—	(96)
Amerisur Exploración Colombia Limitada Sucursal Colombia
Mecaya Block	50%	3,948	51	3,999	(40)	3,959	—	(66)
PUT-8 Block	50%	9,118	306	9,424	—	9,424	—	(8)
PUT-9 Block	50%	4,454	68	4,522	—	4,522	—	(66)
PUT-36 Block	50%	2,950	50	3,000	—	3,000	—	(2)
Tacacho Block	50%	—	103	103	—	103	—	(8)
Terecay Block	50%	—	36	36	—	36	—	(8)
GeoPark Ecuador S.A.
Espejo Block	50%	10,072	213	10,285	(467)	9,818	1,450	(1,897)
Perico Block	50%	22,231	—	22,231	(889)	21,342	17,647	258
GeoPark Brasil Exploração y Produção de Petróleo e Gas Ltda.
Manati Field	10%	5,233	17,546	22,779	(12,788)	9,991	14,019	4,955
POT-T‑785 Block	70%	160	—	160	—	160	—	—
GeoPark TdF S.p.A.
Flamenco Block	50%	—	—	—	(1,336)	(1,336)	—	(178)
Campanario Block	50%	—	—	—	(5,438)	(5,438)	—	(5,113)
Isla Norte Block	60%	—	—	—	(1,018)	(1,018)	—	(1,000)
GeoPark Argentina S.A.
Los Parlamentos Block	50%	—	—	—	—	—	—	(7,086)
Puelen Block	18%	—	2	2	(60)	(58)	—	(51)

Capital commitments are disclosed in Note 32.2.

Note 32     Commitments

32.1 Royalty and economic rights commitments

32.1.1 Royalty

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

In Argentina, crude oil and gas production accrues royalties payable to the Province of Neuquen equivalent to 12% on estimated value at well head of those products. This value is equivalent to the final sales price less transport, storage and certain treatment costs.

32.1.2 Overriding royalty

GeoPark is obligated to pay an overriding royalty of 4% and 2.5%, plus a 20% grossing up over that overriding royalty, to the previous owners of the Llanos 34 Block and the CPO-5 Block, respectively, based on the production and sale of hydrocarbons discovered in the blocks. During 2025, the Group has accrued US$ 18,262,000 (US$ 26,101,000 in 2024 and US$ 27,453,000 in 2023) in relation with these overriding royalty agreements. Furthermore, there are overriding royalty agreements in place from 1.2% to 8.5% of the net production in the Coati, Mecaya, PUT-8, PUT-9, Tacacho and Terecay Blocks. Since they are exploratory blocks with no production during 2024, these agreements had no impact on the Group’s results.

32.1.3 Economic rights

According to each E&P Contract, the Colombian National Hydrocarbons Agency (“ANH”) has an economic right, offered by the operator at the moment of the ANH bid. This economic right, which is based on the production of the block after royalty discount, is equal to 1% in the Llanos 34 and Llanos 123 Blocks, 3% in the Llanos 87 Block, 23% in the CPO-5 Block and 0% in the Platanillo Block. Furthermore, there are economic rights applicable to other blocks with currently no production and, therefore, they have no impact on the Group’s results.

When the accumulated production of each field or block (depending on each E&P Contract), including the royalties’ volume, exceeds 5,000,000 barrels and the WTI price exceeds a defined threshold price (“Po”), the Group is required to deliver to the ANH an additional share of production net of royalties in accordance with a price-linked formula defined in each E&P Contract. This mechanism is progressive and applies only to the portion of the price exceeding Po, with marginal rates that increase as prices rise, typically ranging from 30% to 50% depending on the price level relative to Po. The effective high-price participation over total revenue (“HPP”) can be expressed as: HPP = A × (P − Po) / P, where P is the realized price and A is the applicable rate (expressed as a percentage) based on the price level and crude quality. For reference, for crude oil with characteristics similar to the Group’s production, the applicable Po is estimated to be approximately US$ 50 per barrel for 2026. As a result, the ANH’s participation increases proportionally in higher price scenarios, while having no impact when prices are at or below the defined threshold.

32.2 Capital commitments

During 2025, the Group incurred investments of US$ 11,175,000 to fulfil its commitments, at GeoPark’s working interest.

32.2.1 Colombia

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	CPO-4-1 Block: 1 exploratory well (US$ 2,922,000) before September 19, 2028.
●	CPO-5 Block: 3D seismic acquisition, processing and interpretation and 1 exploratory well (US$ 9,313,000) before May 18, 2027. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments in the block have already been incurred, and the ANH approval is pending.
●	Coati Block: 3D seismic and 2D seismic acquisition (US$ 4,500,000). The evaluation area is currently suspended. On November 3, 2022, GeoPark submitted to the ANH a request to withdraw from the exploration period of the Coati E&P contract and transfer the pending commitments to other E&P contracts. As of the date of these Consolidated Financial Statements, GeoPark completed the transfer of the pending commitments in the block and the ANH approval is pending.
●	Mecaya Block: 3D seismic or 1 exploratory well (US$ 2,000,000). The exploratory period is currently suspended. Pursuant to a private agreement with the joint operation partner, the investment commitment to be incurred by GeoPark amounts to US$ 600,000.
●	PUT-8 Block: 3D seismic acquisition and reprocessing and 3 exploratory wells (US$ 13,107,000) before July 25, 2026. As of the date of these Consolidated Financial Statements, the total seismic committed in the block and two of the three committed exploratory wells have already been drilled.
●	PUT-9 Block: 3D seismic acquisition and 2 exploratory wells (US$ 10,550,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 4,365,000. The exploratory period is currently suspended. In this context, on January 2, 2026, GeoPark submitted to the ANH a request for termination of the E&P contract by mutual agreement.
●	PUT-14 Block: 2D seismic acquisition and 1 exploratory well (US$ 16,122,000). On March 10, 2022, GeoPark submitted to the ANH a request to withdraw from the PUT-14 E&P contract and transfer the pending commitments to the Platanillo and CPO-5 Blocks. As of the date of these Consolidated Financial Statements, the total investments needed to fulfill the commitments have already been incurred and the ANH approval is pending.
●	PUT-36 Block: the block is in a preliminary phase that is suspended as of the date of these Consolidated Financial Statements. The investment commitments for the block over three-years term of phase 1 would be 3D seismic acquisition and 2 exploratory wells (US$ 11,531,000). As of the date of these Consolidated Financial Statements, a portion of the investment needed to fulfill GeoPark’s working interest commitment has already been incurred through the drilling of two wells in the Llanos 123 Block, leaving a remaining commitment of approximately US$ 1,956,000. The partner, in turn, must accredit the value corresponding to its own working interest.
●	Tacacho Block: 2D seismic acquisition, processing and interpretation (US$ 4,080,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 1,224,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.
●	Terecay Block: 2D seismic acquisition, processing and interpretation (US$ 4,046,000). GeoPark has signed a private agreement with the joint operation partner resulting in the total investment commitment to be incurred by GeoPark amounting to US$ 2,856,000. The exploratory period is currently suspended. On September 21, 2022, GeoPark submitted to the ANH a request for termination of the E&P contract. As of the date of these Consolidated Financial Statements, the request is under review by the ANH.

32.2.2 Argentina

The future investment commitments assumed by GeoPark, at its working interest, are up to:

●	Puesto Silva Oeste: drilling, completion and put into production of one horizontal well before September 23, 2028 (US$ 14,500,000).

32.2.3 Brazil

The future investment commitments assumed by GeoPark are up to:

●	REC-T-58 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 138,000).

●	REC-T-67 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 138,000).

●	REC-T-77 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 138,000).

●	POT-T-834 Block: 3D seismic and electromagnetic survey before August 14, 2026 (US$ 138,000).

Note 33      Related parties

Controlling interest

The main shareholders of GeoPark Limited as of December 31, 2025, based on Schedules 13D, 13G and 13F filed with the SEC, are:

	Common	Percentage of outstanding
Shareholder	shares	common shares
James F. Park (a)	8,817,251	17.05%
Parex Resources Inc. (b)	6,085,086	11.77%
Fourth Sail Capital LP (c)	3,232,585	6.25%
Socoservin Overseas SPF S.à.r.l. (d)	2,889,315	5.59%
Renaissance Technologies LLC (e)	2,730,853	5.28%
Other shareholders	27,952,108	54.06%
	51,707,198	100.00%
(a)	Held by James F. Park directly and indirectly through GoodRock, LLC and Spark Resources LLC, which are controlled by Mr. Park.
(b)	The information set forth above and listed in the table is based solely on the disclosure set forth in Parex Resources Inc.’s most recent Schedule 13D filed with the SEC on February 23, 2026.
(c)	The information set forth above and listed in the table is based solely on the disclosure set forth in Fourth Sail’s most recent Schedule 13G filed with the SEC on February 24, 2026.
(d)	The information set forth above and listed in the table is based solely on the disclosure set forth in Socoservin Overseas’ most recent Schedule 13G filed with the SEC on May 7, 2025.
(e)	The information set forth above and listed in the table is based solely on the disclosure set forth in Renaissance’s most recent Schedule 13F filed with the SEC on February 12, 2026.

Balances outstanding and transactions with related parties

	Balances
	at year
Account (Amounts in US$´000)	end	Related Party	Relationship
2025
To be recovered from co-venturers	14,610	Joint Operations	Joint Operations
To be paid to co-venturers	(708)	Joint Operations	Joint Operations
2024
To be recovered from co-venturers	9,740	Joint Operations	Joint Operations
To be paid to co-venturers	(1,829)	Joint Operations	Joint Operations
2023
To be recovered from co-venturers	8,630	Joint Operations	Joint Operations
To be paid to co-venturers	(522)	Joint Operations	Joint Operations

Balances with joint operation partners arise in the normal course of business under Joint Operating Agreements and are settled in accordance with standard cash call procedures. These balances are primarily related to capital expenditures and operating costs incurred by GeoPark as operator or non-operator, and are recoverable from or payable to co-venturers based on their respective working interests. As of December 31, 2025, balances with joint operation partners include amounts from Verano Energy Ltd., a subsidiary of Parex Resources Inc. (see ‘Controlling Interest’ above).

There have been no other transactions with the Board of Directors, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the Consolidated Financial Statements, the normal remuneration of Board of Directors and other benefits informed in Note 10.

Note 34     Business transactions

34.1 Acquisition in Argentina’s Vaca Muerta Formation

On September 25, 2025, GeoPark announced that it had entered into an agreement to acquire a 100% operated working interest (“WI”) in the Loma Jarillosa Este and Puesto Silva Oeste Blocks located in the Neuquen Province, Argentina, targeting black oil in the Vaca Muerta formation. The transaction is consistent with GeoPark’s strategic intent to establish a position in Vaca Muerta, one of the world’s most prolific unconventional oil and gas plays.

Additionally, a new unconventional exploitation concession for the Puesto Silva Oeste Block was issued for a 35-year term, requiring GeoPark to transfer a 5% economic interest to the provincial state-owned company, Gas y Petróleo del Neuquén S.A. (“GyP”), resulting in a 95% economic interest in the Puesto Silva Oeste Block. GeoPark will carry GyP’s portion of the capital expenditures in the Puesto Silva Oeste Block on a fully recoverable basis from up to 100% of GyP’s share of production.

The agreement established a cash consideration of US$ 115,000,000, subject to an interim period adjustment related to the net cash flows from operations since January 1, 2025 (the effective date of the acquisition). On September 25, 2025, GeoPark granted a security deposit of US$ 22,700,000. Subsequently, the transaction closed on October 16, 2025, upon which GeoPark acquired control of the assets and paid the remaining consideration of US$ 92,300,000.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on the Group’s business model. The valuation incorporates significant unobservable inputs, including estimated production profiles based on certified reserves, commodity price assumptions derived from market data and internal estimates, and discount rates reflecting the risk profile of the assets and relevant market conditions. The acquisition did not result in any goodwill, as the fair value of the identifiable net assets acquired amounted to the total consideration transferred.

The following table summarises the combined consideration paid for the acquired blocks, and the final allocation of fair value of the assets acquired and liabilities assumed for these transactions:

Amounts in US$ ´000	Total
Cash (a)	115,518
Total consideration	115,518
Property, plant and equipment (including mineral interest)	115,811
Inventories	1,951
Provision for other long-term liabilities	(2,244)
Total identifiable net assets	115,518
(a)	Total cash consideration of US$ 115,000,000, plus interim period adjustment of US$ 518,000.

The acquisition did not involve any contingent consideration arrangements or contingent liabilities. Transaction costs of US$ 192,000 related to the acquisition were recognized as an expense in the Consolidated Statement of Income for the year ended December 31, 2025.

Since the acquisition date, the acquired business contributed revenue of US$ 5,783,000 and net profit of US$ 10,000 within the Consolidated Statement of Income for the year ended December 31, 2025. Had the acquisition occurred on January 1, 2025, management estimates, based on available information, that consolidated revenue would have been US$ 528,166,000 and net profit would have been US$ 52,165,000.

34.2 Divestment of non-operated working interest in the Manati gas field in Brazil

On March 27, 2025, GeoPark entered into an agreement to sell its 10% non-operated working interest in the Manati gas field in Brazil for a total consideration of US$ 1,000,000, subject to working capital adjustment, plus a contingent payment of an additional US$ 1,000,000, subject to the field’s future cash flow or its potential conversion into a natural gas storage facility. The transfer was completed on December 12, 2025 and, accordingly, GeoPark no longer holds any working interest in the Manati gas field. As of December 31, 2025, GeoPark has received US$ 500,000 from the total consideration. The remaining balance of US$ 500,000, subject to working capital adjustment, will be received upon completion of customary post-closing formalities.

34.3 Divestment of working interests in Ecuador

During the second quarter of 2025, GeoPark and its partner accepted an offer to divest their respective 50% working interests in the Perico and Espejo Blocks, in Ecuador.

Subsequently, on July 31, 2025, the parties executed definitive asset purchase agreements for a total consideration of US$ 6,910,000, corresponding to GeoPark’s working interest. This amount included a firm purchase price of US$ 7,775,000, net of a working capital adjustment of US$ 865,000, and subject to customary interim period adjustments. In addition, the agreement included a contingent consideration of US$ 750,000, payable upon the Perico Block achieving cumulative gross production of two million barrels as from January 1, 2025. As of June 30, 2025, the amount of property, plant and equipment and right-of-use assets corresponding to the Perico and Espejo Blocks and the liabilities associated to them have been classified as held for sale. Immediately before this reclassification, the recoverable amount of the associated net assets was estimated, and an impairment loss of US$ 30,989,000 was recognized in the Consolidated Statement of Income (see Note 35).

The divestment transaction closed on December 9, 2025, and consequently GeoPark received net cash of US$ 4,155,000 at closing, after interim period adjustments. The outstanding amount of US$ 1,555,000 will be received upon completion of certain administrative procedures related to the transaction.

34.4 Divestment of non-operated working interest in the Llanos 32 Block in Colombia

On March 14, 2025, GeoPark agreed to transfer, subject to regulatory approval, its non-operated working interest in the Llanos 32 Block in Colombia to its joint operation partner for a total consideration of US$ 19,000,000, minus working capital adjustment of US$ 3,660,000. The transfer was approved by the ANH in October 2025, and formalized in November 2025. GeoPark has received the net proceeds from the transaction and no longer holds any working interest in the Llanos 32 Block.

34.5 Unconsummated Transaction in Argentina (“Vaca Muerta”)

On May 13, 2024, GeoPark announced the execution of a farm-out agreement with PGR, a subsidiary of Mercuria Energy Trading (“Mercuria”), for the acquisition of non-operated working interests in four adjacent unconventional blocks in the Neuquén Basin, Argentina. However, on May 14, 2025, GeoPark announced that PGR exercised its contractual right to withdraw from the transaction. As a result, the transaction was not completed.

Accordingly, GeoPark was not required to pay the remaining balance of the upfront consideration, and all advance payments previously made were fully reimbursed. The advance payments included US$ 49,096,000 paid in May 2024, comprising US$ 38,000,000 related to the upfront consideration and US$ 11,096,000 related to the acquisition of midstream capacity, and US$ 4,988,000 paid in December 2024 for additional midstream capacity. These amounts had been recognized under the “Prepayments and other receivables” line item within “Current assets” in the Consolidated Statement of Financial Position as of December 31, 2024, and were fully collected in May 2025.

34.6 Proposed Acquisition of Certain Repsol Exploration and Production Assets in Colombia

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

34.7 Divestment of Business in Chile

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

As part of the agreement, GeoPark remained responsible for the outstanding investment commitments in the Campanario and Isla Norte Blocks. Consequently, as of December 31, 2023, GeoPark recognized a liability for the full amount of those commitments which were fully settled in 2025.

Additionally, GeoPark keeps the private right over unconventional activities that would be carried out in the Fell Block and 95% of the revenue derived from such activities over the current operating contract.

The divestment transaction closed on January 18, 2024, and consequently GeoPark received an additional payment of US$ 2,792,000, plus a preliminary working capital adjustment of US$ 486,000. The remaining outstanding amount of US$ 758,000 was received in 23 monthly equal installments until December 2025.

As of December 31, 2023, the amount of Property, plant and equipment and Right-of-use assets corresponding to the abovementioned subsidiaries and the liabilities associated with them were classified as held for sale for US$ 28,419,000 and US$ 26,948,000, respectively. Immediately before the classification as held for sale, the recoverable amount of the net assets was estimated and an impairment loss of US$ 13,332,000 was recognized in the Consolidated Statement of Income. In addition, the deferred income tax asset was written down for US$ 2,533,000 as it was assessed as non-recoverable due to the transaction. The restructuring and other costs incurred because of the divestment process for US$ 3,873,000 were recognized within the ‘Other (expenses) income’ line item in the Consolidated Statement of Income.

34.8 Transfer of Working Interest in the Los Parlamentos Block in Argentina

On October 27, 2023, GeoPark agreed to transfer its 50% working interest in the Los Parlamentos Block in Argentina to its joint operation partner. The transaction was formally approved by local authorities and the closing took place on October 21, 2025. Accordingly, GeoPark is no longer liable for remaining capital commitments or other legal obligations resulting from its participation in the block. As a result of this transaction, in 2023, GeoPark incurred a net loss of US$ 2,939,000 in the Consolidated Statement of Income, which was composed by a loss of US$ 7,023,000 within the ‘Other (expenses) income’ line item due to the payment to the joint operation partner, net of a gain of US$ 4,084,000 within the ‘Foreign exchange (loss) gain’ line item due to transactions with U.S. Dollar-denominated Argentine securities contributed to the local subsidiary when transferred and disposed in Argentina.

Note 35     Impairment test on Property, plant and equipment

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

As of June 30, 2025, the divestment transaction in Ecuador described in Note 35.3 was considered to be an impairment indicator for the Perico and Espejo Blocks, as the carrying amount of the net assets related to these blocks exceeded their fair value less cost of disposal. Consequently, the net assets were impaired to their known selling price, resulting in the recognition of an impairment loss of US$ 30,989,000, comprising US$ 18,111,000 related to oil and gas properties and US$ 12,878,000 related to exploration and evaluation assets.

As of December 31, 2025, the certified reserves estimation at year-end showed declines in certain blocks compared to the prior year’s estimates. Management considered this, along with other facts related to oil price assumptions, production decline and the cash generation potential of the blocks, as indicators of impairment in the Llanos 87 and Platanillo Blocks in Colombia. As a result, the Group performed an impairment review for each of those CGUs. No impairment indicators were identified for the remaining CGUs.

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

The key variables and assumptions applied in the valuation model included:

●	Future oil prices: Based on Brent price forecasts provided by international consultancy firms and weighted with internal estimates. For the first five years, the Brent oil prices per barrel used were as follows: US$ 63.25 in 2026, US$ 70.00 in 2027, US$ 74.08 in 2028, US$ 76.32 in 2029, and US$ 77.84 in 2030.

●	Price scenarios: Three scenarios (low, mid, and high) were modeled and weighted to properly reflect pricing uncertainty.
●	Production and reserves: Production levels were projected based on certified risked P1, P2, and P3 reserves, or internal estimates prepared by the reservoir engineering team, as applicable, and linked to the price curves.
●	Operating and structure costs: Estimated using internal historical data and consistent with GeoPark’s 2026 approved budget.
●	Capital expenditures: Projected to reflect the drilling campaign necessary to develop certified reserves.
●	Income taxes: Projections include expected applicable income tax rates (see Note 15).
●	Discount rate: The post-tax discount rate was determined with reference to market participant assumptions and an assessment of GeoPark’s Weighted Average Cost of Capital (WACC) for each CGU. Consquently, a discount rate of 9% was applied, reflecting the specific risk profile and economic conditions of the Colombian oil and gas sector.
●	Costs of disposal: Estimated based on GeoPark's recent similar transactions, reflecting the expenses expected to be incurred in a potential disposal process.

The assets subject to the impairment test include oil and gas properties, production facilities and machinery, and construction in progress. The carrying amount tested also includes mineral interests, if any.

As a consequence of the evaluation, no impairment losses were recognized.

The following amounts of impairment loss were recognized in the last three years:

Amounts in US$‘000	2025	2024	2023
Ecuador (a)	(30,989)	—	—
Chile (a)	—	—	(13,332)
	(30,989)	—	(13,332)
(a)	Recognition of impairment losses due to the known selling price of the related net assets in the context of divestment transactions described in Note 35.3 for Ecuador and Note 34.7 for Chile.

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

Note 36     Subsequent events

36.1    Proposed acquisition of Frontera Energy’s Colombian E&P assets (not consummated)

On January 29, 2026, GeoPark entered into an agreement with Frontera Energy Corporation (“Frontera”) to acquire 100% of Frontera Petroleum International Holdings B.V. (“Frontera International”), which consisted exclusively of oil and gas exploration and production assets in Colombia. On February 2, 2026, GeoPark paid an initial deposit of US$ 75,000,000, with the remaining balance payable at closing, subject to regulatory approvals and customary closing conditions.

On March 5, 2026, Frontera announced that its board of directors had determined that a binding offer from Parex Resources Inc. to acquire the Frontera E&P Assets constituted a “Superior Proposal” under the arrangement agreement with GeoPark, and that the five-business-day matching period had commenced.

Following such notification and after evaluating its match right, on March 9, 2026, GeoPark announced its decision not to raise its offer for Frontera’s Colombian E&P assets. As a result, GeoPark became entitled to receive the return of the deposit previously placed in escrow, plus any accrued interest, and a US$ 25,000,000 break-up fee, in each case pursuant to the terms of the arrangement agreement.

36.2     Strategic Equity Investment by Grupo Gilinski

On March 5, 2026, GeoPark Limited entered into a Share Purchase Agreement (the “SPA”) with Colden Investments S.A. (“Colden”), an affiliate of Jaime Gilinski, who leads Grupo Gilinski. Under the agreement, Colden invested US$ 107,000,000 to acquire 12,876,053 newly issued common shares of the Company at a price of US$ 8.31 per share. Immediately following the closing of the investment, Colden held approximately 20% of the Company’s outstanding common shares and has become the Company’s largest shareholder.

Pursuant to the SPA, Colden is entitled to nominate two directors to the Company’s nine-member Board of Directors at its current ownership level, subject to applicable corporate governance procedures and NYSE requirements. The agreement includes, among other provisions, an eighteen-month lock-up commitment, certain approval rights while maintaining a minimum 15% ownership stake, and ownership limitations requiring Board approval for increases above 32% during the first twelve months. Gabriel Gilinski was appointed to fill a vacancy on the Board.

On March 9, 2026, Spaldy Investments Limited, a business company that operates under the laws of the British Virgin Islands, deemed to be beneficially owned by Jaime Gilinski, acquired 200,000 of the Company’s common shares in the open market, at a weighted average price of US$ 8.83 per share, for an aggregate purchase price of US$ 1,772,339.

Between March 11, 2026 and March 19, 2026, Colden acquired a total of 3,587,190 common shares of the Company in the open market, at prices ranging from US$ 8.58 to US$ 10.20 per share, for an aggregate purchase price of US$ 32,880,179.

36.3     Recent oil price volatility

In March 2026, oil prices experienced increased volatility, including a sharp rise in Brent crude oil prices, driven primarily by heightened geopolitical tensions in the Middle East and concerns regarding potential disruptions to global oil supply and transportation routes. These developments may impact the Group’s future revenues, operating costs and cash flows. However, such effects will depend on future market conditions and are partially mitigated by existing hedging arrangements and price-linked contractual and fiscal mechanisms.

36.4     Other events after the reporting period

Other events occurring after the reporting period are disclosed in Notes 7.1, 18, 25, 29 and 30.

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

Table 1 - Costs incurred in exploration, property acquisitions and development

The following table presents those costs capitalized as well as expensed that were incurred during each of the years ended December 31, 2025, 2024 and 2023. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include geological and geophysical costs, costs necessary for retaining undeveloped properties, drilling costs and exploratory wells equipment. Development costs include drilling costs and equipment for developmental wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed reserves.

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2025
Acquisition of properties
Proved	—	115,689	—	—	—	115,689
Unproved	—	—	—	—	—	—
Total property acquisition	—	115,689	—	—	—	115,689
Exploration	35,443	2,345	147	310	—	38,245
Development (a)	70,931	1,432	150	11	—	72,524
Total costs incurred	106,374	3,777	297	321	—	110,769

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2024
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	46,330	2,839	86	24,223	—	73,478
Development (a)	127,403	—	933	729	—	129,065
Total costs incurred	173,733	2,839	1,019	24,952	—	202,543

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2023
Acquisition of properties
Proved	—	—	—	—	—	—
Unproved	—	—	—	—	—	—
Total property acquisition	—	—	—	—	—	—
Exploration	66,953	1,481	107	13,331	56	81,928
Development (a)	125,997	—	255	372	(564)	126,060
Total costs incurred	192,950	1,481	362	13,703	(508)	207,988
(a)	Includes the effect of change in estimate of assets retirement obligations.

Table 2 - Capitalized costs related to oil and gas producing activities

The following table presents the capitalized costs as of December 31, 2025, 2024, and 2023, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

Amounts in US$‘000	Colombia	Argentina	Brazil (b)	Ecuador (b)	Chile (c)	Total
As of December 31, 2025
Proved properties (a)
Equipment, camps and other facilities	204,017	—	—	—	—	204,017
Mineral interest and wells	974,315	115,689	—	—	—	1,090,004
Other uncompleted projects	31,057	1,432	—	—	—	32,489
Unproved properties	95,786	—	223	—	—	96,009
Gross capitalized costs	1,305,175	117,121	223	—	—	1,422,519
Accumulated depreciation	(647,458)	(2,086)	—	—	—	(649,544)
Total net capitalized costs	657,717	115,035	223	—	—	772,975

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile (c)	Total
As of December 31, 2024
Proved properties (a)
Equipment, camps and other facilities	189,282	—	3,220	—	—	192,502
Mineral interest and wells	950,388	—	38,561	45,897	—	1,034,846
Other uncompleted projects	23,856	—	261	—	—	24,117
Unproved properties	88,105	—	101	12,749	—	100,955
Gross capitalized costs	1,251,631	—	42,143	58,646	—	1,352,420
Accumulated depreciation	(561,537)	—	(37,257)	(16,683)	—	(615,477)
Total net capitalized costs	690,094	—	4,886	41,963	—	736,943

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile (c)	Total
As of December 31, 2023
Proved properties (a)
Equipment, camps and other facilities	165,666	—	4,121	—	74,491	244,278
Mineral interest and wells	841,063	—	48,448	31,149	330,024	1,250,684
Other uncompleted projects	15,770	—	11	—	—	15,781
Unproved properties	69,823	—	330	10,426	—	80,579
Gross capitalized costs	1,092,322	—	52,910	41,575	404,515	1,591,322
Accumulated depreciation	(447,716)	—	(47,388)	(8,522)	(379,448)	(883,074)
Total net capitalized costs	644,606	—	5,522	33,053	25,067	708,248
(a)	Includes capitalized amounts related to asset retirement obligations.
(b)	The Manati gas field in Brazil (see Note 34.2) and the Perico and Espejo Blocks in Ecuador (see Note 34.3) were divested in December 2025.
(c)	The entire Chilean business was divested in January 2024. See Note 34.7.

Table 3 - Results of operations for oil and gas producing activities

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the years ended December 31, 2025, 2024 and 2023. Income tax for the years presented was calculated utilizing the statutory tax rates.

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2025
Revenue	461,418	5,783	6,435	18,463	—	492,099
Production costs, excluding depreciation
Operating costs	(115,804)	(3,398)	(4,491)	(7,775)	—	(131,468)
Royalties and economic rights in cash	(8,210)	(699)	(365)	—	—	(9,274)
Total production costs	(124,014)	(4,097)	(4,856)	(7,775)	—	(140,742)
Exploration expenses	(20,126)	(2,345)	(41)	(149)	—	(22,661)
Accretion expense (a)	(1,319)	—	(576)	(62)	—	(1,957)
Impairment loss for non-financial assets	—	—	—	(30,989)	—	(30,989)
Depreciation, depletion and amortization	(105,783)	(2,086)	(1)	(4,079)	—	(111,949)
Results of operations before income tax	210,176	(2,745)	961	(24,591)	—	183,801
Income tax (expense) benefit	(73,562)	961	(327)	(1,600)	—	(74,528)
Results of oil and gas operations	136,614	(1,784)	634	(26,191)	—	109,273

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2024
Revenue	619,762	—	2,934	30,567	398	653,661
Production costs, excluding depreciation
Operating costs	(133,197)	—	(3,916)	(9,549)	(425)	(147,087)
Royalties and economic rights in cash	(10,437)	—	(224)	—	(12)	(10,673)
Total production costs	(143,634)	—	(4,140)	(9,549)	(437)	(157,760)
Exploration expenses	(13,984)	(2,839)	(242)	(7,880)	—	(24,945)
Accretion expense (a)	(987)	—	(636)	(128)	—	(1,751)
Impairment loss for non-financial assets	—	—	—	—	—	—
Depreciation, depletion and amortization	(113,820)	—	(227)	(8,162)	—	(122,209)
Results of operations before income tax	347,337	(2,839)	(2,311)	4,848	(39)	346,996
Income tax expense	(156,302)	—	786	(1,212)	—	(156,728)
Results of oil and gas operations	191,035	(2,839)	(1,525)	3,636	(39)	190,268

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Year ended December 31, 2023
Revenue	702,401	—	14,019	19,097	15,644	751,161
Production costs, excluding depreciation
Operating costs	(121,012)	—	(3,850)	(10,242)	(7,678)	(142,782)
Royalties and economic rights in cash	(83,233)	—	(1,096)	—	(548)	(84,877)
Total production costs	(204,245)	—	(4,946)	(10,242)	(8,226)	(227,659)
Exploration expenses	(36,395)	(1,481)	(90)	(309)	(56)	(38,331)
Accretion expense (a)	(669)	—	(560)	(87)	(1,478)	(2,794)
Impairment loss for non-financial assets	—	—	—	—	(13,332)	(13,332)
Depreciation, depletion and amortization	(92,735)	—	(1,047)	(6,205)	(8,278)	(108,265)
Results of operations before income tax	368,357	(1,481)	7,376	2,254	(15,726)	360,780
Income tax expense	(165,761)	—	(2,508)	(564)	—	(168,833)
Results of oil and gas operations	202,596	(1,481)	4,868	1,690	(15,726)	191,947
(a)	Represents accretion of ARO and other environmental liabilities.

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

The Group estimates its reserves at least once a year. The Group’s reserves estimation as of December 31, 2025, 2024, 2023 and 2022 was based on the DeGolyer and MacNaughton Reserves Report (the “D&M Reserves Report”). DeGolyer and MacNaughton Corp. prepared its proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S–X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities - Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities).

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

The estimated GeoPark net proved reserves for the properties evaluated as of December 31, 2025, 2024, 2023, and 2022 are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023		As of December 31, 2022
	Oil and		Oil and		Oil and		Oil and
	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas	condensate	Natural gas
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)
Net proved developed
Colombia (a)	43,409	—	49,959	884	43,120	1,075	46,623	1,065
Argentina (b)	1,807	430	—	—	—	—	—	—
Brazil (c)	—	—	15	6,116	28	8,888	8	9,443
Ecuador (d)	—	—	515	—	1,017	—	322	—
Chile (e)	—	—	—	—	619	9,956	1,115	14,103
Total consolidated	45,216	430	50,489	7,000	44,784	19,919	48,068	24,611

Net proved undeveloped
Colombia (f)	4,082	—	6,396	—	16,225	—	17,765	—
Argentina (b)	8,885	2,114	—	—	—	—	—	—
Ecuador (d)	—	—	367	—	1,278	—	—	—
Chile (e)	—	—	—	—	479	855	476	—
Total consolidated	12,967	2,114	6,763	—	17,982	855	18,241	—

Total proved reserves	58,183	2,544	57,252	7,000	62,766	20,774	66,309	24,611
(a)	Various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 96% and 4% (99% and 1% in 2024, 94% and 6% in 2023, and 96% and 4% in 2022) of the proved developed reserves, respectively.

(b)	Loma Jarillosa Este Block in the Vaca Muerta formation in the Neuquen Basin account for 100% of the reserves.
(c)	BCAM-40 Block accounted for 100% of the reserves.
(d)	Perico Block accounted for 100% of the reserves in 2024 and 2023 (Perico and Espejo Blocks accounted for 85% and 15% of the reserves, respectively, in 2022).
(e)	Fell Block accounted for 100% of the reserves.
(f)	Various blocks in the Llanos Basin and the Platanillo Block in the Putumayo Basin account for 89% and 11% (100% and 0% in 2024, 97% and 3% in 2023, and 95% and 5% in 2022) of the proved undeveloped reserves, respectively.

Table 5 - Net proved reserves of oil, condensate and natural gas

Net proved reserves (developed and undeveloped) of oil and condensate:

Thousands of barrels	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Reserves as of December 31, 2022	64,388	—	8	322	1,591	66,309
Increase (decrease) attributable to:
Revisions (a)	3,617	—	26	324	(412)	3,555
Extensions and discoveries (b)	2,549	—	—	1,937	—	4,486
Production	(11,209)	—	(6)	(288)	(81)	(11,584)
Reserves as of December 31, 2023	59,345	—	28	2,295	1,098	62,766
Increase (decrease) attributable to:
Revisions (c)	7,495	—	(12)	(803)	—	6,680
Extensions and discoveries (d)	485	—	—	—	—	485
Disposal of Minerals in place (e)	—	—	—	—	(1,096)	(1,096)
Production	(10,970)	—	(1)	(610)	(2)	(11,583)
Reserves as of December 31, 2024	56,355	—	15	882	—	57,252
Increase (decrease) attributable to:
Revisions (f)	2,354	—	—	—	—	2,354
Extensions and discoveries (g)	23	—	—	—	—	23
Purchase or (Disposal) of Minerals in place (h)	(1,644)	10,788	(12)	(488)	—	8,644
Production	(9,597)	(96)	(3)	(394)	—	(10,090)
Reserves as of December 31, 2025	47,491	10,692	—	—	—	58,183
(a)	For the year ended December 31, 2023, the Group’s oil and condensate proved reserves were revised upwards by 3.5 mmbbl. The primary factors leading to the above were:

- An increase of 1.7 mmbbl in Colombia due to a change in a previously adopted development plan.

- An increase of 1.5 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 0.4 mmbbl in Colombia due to a change in the royalties’ payment in certain fields from kind to cash.

- An increase of 0.3 mmbbl in Ecuador due to higher average oil prices.

- Such increase was partially offset by lower-than-expected performance from the existing wells in Chile by 0.4 mmbbl.

(b)	The extensions and discoveries are primarily due to various fields in the Llanos Basin in Colombia and the Jandaya field extension in the Perico Block in Ecuador.
(c)	For the year ended December 31, 2024, the Group’s oil and condensate proved reserves were revised upwards by 6.7 mmbbl. The primary factors leading to the above were:

- An increase of 5.5 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 3.2 mmbbl in Colombia due to a change in a previously adopted development plan.

- Such increase was partially offset by lower average oil prices by 1.2 mmbbl in Colombia.

- A decrease of 0.6 mmbbl in Ecuador due to unsuccessful activities.

- A decrease of 0.2 mmbbl in Ecuador due to lower-than-expected performance from the existing wells

(d)	The extensions and discoveries are primarily due to the Perico new field in the CPO-5 Block and the Toritos Sur new field in the Llanos 123 Block, both in Colombia.
(e)	The disposal of minerals in Chile is due to the divestment of the Chilean business, which closed in January 2024 (see Note 35.7).

(f)	For the year ended December 31, 2025, the Group’s oil and condensate proved reserves were revised upwards by 2.4 mmbbl. The primary factors leading to the above were:

- An increase of 2.7 mmbbl in Colombia due to higher-than-expected performance from the existing wells.

- An increase of 1.0 mmbbl in Colombia due to a change in a previously adopted development plan.

- Such increase was partially offset by lower average oil prices by 1.3 mmbbl in Colombia.

(g)	The extensions and discoveries are primarily due to the Currucutu new field in the Llanos 123 Block.
(h)	Purchase of Minerals in place refers to the Loma Jarillosa Este Block in the Argentina’s Vaca Muerta formation acquired in 2025 (see Note 34.1). The disposals refer to the Manati gas field in Brazil (see Note 34.2), the Perico Block in Ecuador (see Note 34.3) and the Llanos 32 Block in Colombia (see Note 34.4) that were divested in 2025.

Net proved reserves (developed and undeveloped) of natural gas:

Millions of cubic feet	Colombia	Argentina	Brazil	Chile	Total
Reserves as of December 31, 2022	1,065	—	9,443	14,103	24,611
Increase (decrease) attributable to:
Revisions (a)	219	—	1,659	(9)	1,869
Production	(209)	—	(2,214)	(3,283)	(5,706)
Reserves as of December 31, 2023	1,075	—	8,888	10,811	20,774
Increase (decrease) attributable to:
Revisions (b)	59	—	(2,291)	—	(2,232)
Disposal of Minerals in place (c)	—	—	—	(10,678)	(10,678)
Production	(250)	—	(481)	(133)	(864)
Reserves as of December 31, 2024	884	—	6,116	—	7,000
Increase (decrease) attributable to:
Purchase or (Disposal) of Minerals in place (d)	(828)	2,597	(4,992)	—	(3,223)
Production	(56)	(53)	(1,124)	—	(1,233)
Reserves as of December 31, 2025	—	2,544	—	—	2,544
(a)	For the year ended December 31, 2023, the Group’s proved natural gas reserves were revised upwards by 1.9 billion cubic feet. This was the effect of higher-than-expected performance from the existing wells in the Manati field in Brazil (1.7 billion cubic feet) and the Llanos 32 Block in Colombia (0.2 billion cubic feet).
(b)	For the year ended December 31, 2024, the Group’s proved natural gas reserves were revised downwards by 2.2 billion cubic feet. This was the effect of lower-than-expected performance from the existing wells in the Manati field in Brazil (2.3 billion cubic feet), partially offset by higher-than-expected performance from the existing wells in the Llanos 32 Block in Colombia (0.1 billion cubic feet).
(c)	The disposal of minerals in Chile is due to the divestment of Chilean business, which closed in January 2024 (see Note 35.3).
(d)	Purchase of Minerals in place refers to the Loma Jarillosa Este Block in the Argentina’s Vaca Muerta formation acquired in 2025 (see Note 34.1). The disposals refer to the Manati gas field in Brazil (see Note 34.2) and the Llanos 32 Block in Colombia (see Note 34.4) that were divested in 2025.

Revisions refer to changes in interpretation of discovered accumulations and some technical and logistical needs in the area obliged to modify the timing and development plan of certain fields under appraisal and development phases.

Table 6 - Standardized measure of discounted future net cash flows related to proved oil and gas reserves

The following table discloses estimated future net cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (ASC) relating to Extractive Activities – Oil and Gas (formerly SFAS no. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the average first day-of-the-month price during the 12-month period for 2025, 2024 and 2023 and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by the

Group. The future income tax was calculated by applying the statutory tax rates in effect in the respective countries in which we have interests, as of the date this supplementary information was filed.

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

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
As of December 31, 2025
Future cash inflows	2,644,803	638,021	—	—	—	3,282,824
Future production costs	(1,371,337)	(249,495)	—	—	—	(1,620,832)
Future development costs	(173,253)	(147,674)	—	—	—	(320,927)
Future income taxes	(318,394)	(48,333)	—	—	—	(366,727)
Undiscounted future net cash flows	781,819	192,519	—	—	—	974,338
10% annual discount	(204,268)	(107,211)	—	—	—	(311,479)
Standardized measure of discounted future net cash flows	577,551	85,308	—	—	—	662,859
As of December 31, 2024
Future cash inflows	3,636,275	—	50,881	60,366	—	3,747,522
Future production costs	(1,658,050)	—	(32,028)	(30,319)	—	(1,720,397)
Future development costs	(145,645)	—	(15,228)	(8,775)	—	(169,648)
Future income taxes	(525,755)	—	(1,437)	—	—	(527,192)
Undiscounted future net cash flows	1,306,825	—	2,188	21,272	—	1,330,285
10% annual discount	(414,437)	—	3,462	(2,575)	—	(413,550)
Standardized measure of discounted future net cash flows	892,388	—	5,650	18,697	—	916,735
As of December 31, 2023
Future cash inflows	4,027,686	—	75,757	140,607	111,384	4,355,434
Future production costs	(1,633,889)	—	(22,815)	(45,052)	(50,343)	(1,752,099)
Future development costs	(147,045)	—	(1,204)	(13,768)	(41,359)	(203,376)
Future income taxes	(764,309)	—	(4,036)	(27,648)	—	(795,993)
Undiscounted future net cash flows	1,482,443	—	47,702	54,139	19,682	1,603,966
10% annual discount	(430,250)	—	(6,476)	(11,436)	5,205	(442,957)
Standardized measure of discounted future net cash flows	1,052,193	—	41,226	42,703	24,887	1,161,009

Table 7 - Changes in the standardized measure of discounted future net cash flows from proved reserves

Amounts in US$‘000	Colombia	Argentina	Brazil	Ecuador	Chile	Total
Present value as of December 31, 2022	1,381,801	—	22,911	15,658	64,285	1,484,655
Sales of hydrocarbon, net of production costs	(491,525)	—	(8,143)	(6,673)	(6,362)	(512,703)
Net changes in sales price and production costs	(596,668)	—	21,490	(2,893)	(33,595)	(611,666)
Changes in estimated future development costs	9,461	—	(4,440)	(17,908)	5,142	(7,745)
Extensions and discoveries less related costs	72,757	—	—	63,619	—	136,376
Development costs incurred	115,996	—	—	500	7	116,503
Revisions of previous quantity estimates	104,256	—	9,159	10,642	(11,019)	113,038
Net changes in income taxes	198,769	—	(2,218)	(21,808)	—	174,743
Accretion of discount	257,346	—	2,467	1,566	6,429	267,808
Present value as of December 31, 2023	1,052,193	—	41,226	42,703	24,887	1,161,009
Sales of hydrocarbon, net of production costs	(469,989)	—	2,103	(18,561)	39	(486,408)
Net changes in sales price and production costs	(210,958)	—	(65,632)	(15,290)	—	(291,880)
Changes in estimated future development costs	(167,126)	—	41,782	(5,267)	—	(130,611)
Extensions and discoveries less related costs	11,586	—	—	—	—	11,586
Development costs incurred	132,094	—	401	10,293	—	142,788
Revisions of previous quantity estimates	179,475	—	(18,533)	(24,024)	—	136,918
Disposal of Minerals in place	—	—	—	—	(24,926)	(24,926)
Net changes in income taxes	183,463	—	(223)	21,808	—	205,048
Accretion of discount	181,650	—	4,526	7,035	—	193,211
Present value as of December 31, 2024	892,388	—	5,650	18,697	—	916,735
Sales of hydrocarbon, net of production costs	(319,063)	(806)	—	—	—	(319,869)
Net changes in sales price and production costs	(342,480)	—	—	—	—	(342,480)
Changes in estimated future development costs	24,700	—	—	—	—	24,700
Extensions and discoveries less related costs	456	—	—	—	—	456
Development costs incurred	44,596	1,432	—	—	—	46,028
Revisions of previous quantity estimates	46,621	—	—	—	—	46,621
Purchase or (Disposal) of Minerals in place	(35,296)	84,682	(5,650)	(18,697)	—	25,039
Net changes in income taxes	123,815	—	—	—	—	123,815
Accretion of discount	141,814	—	—	—	—	141,814
Present value as of December 31, 2025	577,551	85,308	—	—	—	662,859